Form 20-F/A
period 1995-03-31
TEEKAY SHIPPING CORP
filed 1996-01-17
CIK 911971

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 20-F/A
(Mark One)
 [  ]                    REGISTRATION STATEMENT PURSUANT
                                  TO SECTION
              12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 [FEE REQUIRED]
                                       OR
  [X]              AMENDMENT TO ANNUAL REPORT PURSUANT TO
                            SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended . . . . . . March 31, 1995 . . . . . . . .
                                       OR
[   ]                 TRANSITION REPORT PURSUANT TO SECTION
                                  13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               [NO FEE REQUIRED]

For the transition period from  . . . . . . .  to . . . . . . . . . . .

Commission file number. . . . . 33-68680 . . . . . . . . . . . . .

                          TEEKAY SHIPPING CORPORATION
                      (Formerly Viking Star Shipping Inc.)
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                (Translation of Registrant's name into English)

                              Republic of Liberia
                (Jurisdiction of incorporation or organization)

               Tradewinds Building, Sixth Floor, Bay Street, P.O. Box
                              SS-6293, Nassau, The Bahamas
                    (address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                          Name of each exchange
                            Title of each class            on which registered
                             Common Stock, no             New York Stock Exchange
                            par value per share

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
              9-5/8% First Preferred Ship Mortgage Notes due 2003
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

         At March 31, 1995 the capital stock of Teekay Shipping Corporation was not publicly traded and did not have a readily quantifiable market value. At March 31, 1995, there were 36,000,000 shares of Common Stock and 600,000 shares of non-voting Redeemable Preferred Stock of the Company outstanding.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes  X   No
             ----     ----

         Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17     Item 18  X
                ----         ----

                                EXPLANATORY NOTE

         The Registrant filed an annual report on Form 20-F for its fiscal year ended March 31, 1995 (the "Annual Report") with the Securities and Exchange Commission on June 26, 1995. Subsequent to such filing, (a) the Company reclassified certain expenses reflected in certain line items included in the financial statements set forth in the Annual Report as a result of the acquisition of an affiliated company (see Note 1 to the revised financial statements included herein), and (b) changed the manner in which it presents certain line item information in its financial statements.

The Registrant hereby amends the Annual Report pursuant to Rule 12b-15 of the Securities Exchange Act of 1934, as amended, by (a) setting forth herein the complete text, as amended, of Item 8 (Selected Financial Data) and Item 9 (Management's Discussion and Analysis of Financial Condition and Results of Operations) of the Annual Report and (b) including revised financial statements and schedules, together with the report of Ernst & Young thereon, in each case to reflect the reclassification discussed above.

                                     PART I

ITEM 8.  SELECTED FINANCIAL DATA

Set forth below are selected consolidated financial and other data of the Company for the five fiscal periods ended March 31, 1995, which have been derived from the Company's Consolidated Financial Statements. The data below should be read in conjunction with the Consolidated Financial Statements and the notes thereto and the report of Ernst & Young, independent Chartered Accountants, with respect to the statements for the fiscal periods ended March 31, 1995 and 1994 and April 30, 1993, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company changed its fiscal year end from April 30 to March 31, effective March 31, 1994, in order to facilitate comparison of the Company's operating results to those of other companies within the transportation industry on a calendar quarter basis.

                                            FISCAL YEAR      11 MONTH
                                               ENDED       PERIOD ENDED           FISCAL YEAR ENDED APRIL 30,
                                             MARCH 31,      MARCH 31,          --------------------------------
                                                1995          1994(1)          1993          1992          1991
                                           ------------    ------------        -----         -----         ----
                                        (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER DAY DATA AND RATIOS)

STATEMENT OF INCOME DATA:
Voyage revenues . . . . . . . . . . . . .  $  319,966      $  317,742       $  336,994    $  414,104    $  396,542
Voyage expenses . . . . . . . . . . . . .      84,957          81,052          108,805       118,678       138,954
Net voyage revenues . . . . . . . . . . .     235,009         236,690          228,189       295,426       257,588
Income from vessel operations . . . . . .      50,833          59,128           36,915       123,354       115,992
Interest expense  . . . . . . . . . . . .     (64,321)        (48,064)         (47,374)     ( 39,015)      (41,021)
Interest income.  . . . . . . . . . . . .       5,904           2,904            1,156         2,369         3,982
Other income (loss) . . . . . . . . . . .      11,848          11,777           37,862         9,981          (564)
Income from continuing operations before
  foreign exchange gain (loss)  . . . . .       4,264          25,745           28,559        96,689        78,389
Foreign exchange gain (loss)(2) . . . . .         991          (1,532)         (77,917)       (7,026)      (28,581)
Net income (loss) from continuing
  operations  . . . . . . . . . . . . . .       5,255          24,213          (49,358)       89,663        49,808
Net income from discontinued operations .                       5,945            1,890         1,323         1,014
Cumulative effect of change in accounting
  for marketable securities . . . . . . .       1,113
Net income (loss) . . . . . . . . . . . .       6,368          30,158          (47,468)       90,986        50,822

BALANCE SHEET DATA (AT END OF PERIOD):
Cash and marketable securities  . . . . .  $   85,739      $  107,246       $   48,770    $   26,239    $   41,864
Total assets  . . . . . . . . . . . . . .   1,306,474       1,405,147        1,368,966     1,237,942     1,073,530
Total debt  . . . . . . . . . . . . . . .     842,874         945,611          884,813       756,454       679,032
Total stockholders' equity  . . . . . . .     439,066         433,180          403,022       442,990       345,004

OTHER FINANCIAL DATA:
EBITDA(3) . . . . . . . . . . . . . . . .  $  146,756      $  151,364       $  136,123    $  214,196    $  189,968
Cash earnings(4)  . . . . . . . . . . . .     100,699         115,647          126,170       183,164       149,934
Working capital (deficiency)  . . . . . .      45,062          37,353           15,470       (31,817)      (16,152)
Total debt to total capitalization  . . .        65.7%           68.6%            68.7%         63.1%         66.3%
Capital expenditures:
  Vessel purchases, gross . . . . . . . .  $    7,465      $  163,509       $  334,733    $  373,501    $  303,262
  Drydocking  . . . . . . . . . . . . . .      11,917          13,296           16,440         6,240        33,934

PER SHARE DATA:
Net income (loss) from continuing
  operations  . . . . . . . . . . . . . .  $     0.29      $     1.35       $    (2.74)   $     6.18    $     3.44
Cumulative effect of change in accounting
  for marketable securities . . . . . . .        0.06
Net income (loss) . . . . . . . . . . . .        0.35            1.68            (2.64)         6.27          3.50
Cash earnings(4)  . . . . . . . . . . . .        5.59            6.42             7.01         12.63         10.34
Weighted average shares outstanding
  (thousands) . . . . . . . . . . . . . .      18,000          18,000           18,000        14,500        14,500

FLEET DATA:
Average number of ships(5)  . . . . . . .          42              45               50            46            41
Ships on order (end of period)(5) . . . .           1               1                3            11             9
Average age of Company's Aframax fleet
  (in years)(6) . . . . . . . . . . . . .         6.7             7.4              8.0           7.7           7.5
 Net commitments for vessel acquisitions
  (end of period)(5)(7) . . . . . . . . .  $    8,425      $    4,890       $    8,883    $   99,600    $   30,704
TCE per ship per day (5)(8) . . . . . . .      16,552          17,431           13,722        19,270        19,083
Vessel operating expenses per ship per
  day (5)(9)  . . . . . . . . . . . . . .       4,748           4,879            4,276         4,245         3,859
Operating cash flow per ship per day(10)        8,944           9,133            6,511        10,999        11,159
 (Footnotes on following page)

(Footnotes for previous page)

(1) For the 12 months ended March 31, 1994, voyage revenues were $345.0 million; income from vessel operations was $62.7 million; net income was $32.0 million; and cash earnings were $123.2 million. See "Change in fiscal year end" in Note 1 to the Consolidated Financial Statements.

(2) Prior to fiscal 1993, a significant portion of the Company's debt was denominated in Japanese Yen. In fiscal 1993, the Company experienced a foreign exchange translation loss of $77.9 million. Because all of the Company's Yen-denominated debt has been converted to U.S. Dollar-denominated debt, and because a large portion of the Company's revenues and costs are denominated in U.S. Dollars, the Company's foreign exchange rate risk has been substantially eliminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Foreign Exchange Rate Fluctuation."

(3) EBITDA represents net income from continuing operations before interest expense, income tax expense, depreciation expense, amortization expense, minority interest, and gains or losses arising from foreign exchange translation and disposal of assets. EBITDA is included because such data is used by certain investors to measure a company's financial performance. EBITDA is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

(4) Cash earnings represents income from continuing operations before foreign exchange gain (loss) and before depreciation and amortization expense. Cash earnings is included because it is used by certain investors to measure a company's financial performance as compared to other companies in the shipping industry. Cash earnings is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

(5) At March 31, 1995, the Company was committed to the construction of one vessel for a cost of $49.5 million, scheduled for delivery in August 1995. "Average number of ships" and "Ships on order" exclude vessels of discontinued operations and the joint venture. Ships on order does not include, at March 31, 1995, an obligation to purchase a second-hand vessel subsequently delivered in April 1995.

(6) Average age of Company's Aframax fleet is the average age, at the end of the relevant period, of the Aframax tankers and O/B/Os owned or leased by the Company (including joint venture vessels).

(7) Net commitments for vessel acquisitions includes commitments to pay for construction costs of newbuildings and the purchase price of second-hand vessels, and is net of committed and anticipated financing arrangements, which at March 31, 1995 and 1994 and April 30, 1993 totalled $61.8 million, $44.0 million and $142.6 million, respectively.

(8) TCE (or "time charter equivalent") is a measure of the revenue performance of a vessel, which, on a per voyage basis, is generally determined by Clarkson Research Studies Ltd. ("Clarkson") and other industry data sources by subtracting voyage expenses incurred in transporting cargo (primarily bunker fuel, canal tolls and port fees) from gross revenue per voyage and dividing the remaining revenue by the total number of days required for the round-trip voyage. For purposes of calculating the Company's average TCE for the year, TCE has been calculated consistent with Clarkson's method, by deducting total voyage expenses (except commissions) from total voyage revenues and dividing the remaining sum by the Company's total voyage days in the year.

(9) Vessel operating expenses consist of all expenses relating to the operation of vessels (other than voyage expenses), including crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses including communications.

(10) Operating cash flow represents income from vessel operations before equity income (loss), less drydock expense, plus depreciation and amortization expense. Ship days are calculated on the basis of a 365-day year multiplied by the average number of vessels in the Company's fleet for the respective year. Operating cash flow is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company is a leading provider of international crude oil and petroleum product transportation services through its fleet of predominantly Aframax tankers. The charter rates that the Company is able to obtain for these services are determined in a highly competitive global tanker charter market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of and demand for vessel capacity. The Company's future operating results will be subject to a number of uncertainties, many of which reflect the cyclical nature of the tanker industry.

During the fiscal year ended March 31, 1995, approximately 79% of the Company's net revenue was derived from spot voyages. This high dependence on spot voyages contributes to the volatility of the Company's revenue, cash flow from operations and net income. However, the Company's dependence on spot voyages is within industry norms: the most recent comprehensive study on Aframax tankers by Drewry Shipping Consultants Ltd., dated August 1993, shows that 90% of Aframax tankers traded on the spot market in 1992.

Tanker charter markets have been affected over the past 20 years by changes in the supply of, and demand for, tanker capacity. Significant over-capacity developed in the mid-1970s as large numbers of new vessels, ordered based on pre-1973 oil crisis tanker demand growth expectations, were delivered into a depressed market. Tankers built in the mid-1970s, many of which are still in service today, have been the most significant factor in tanker supply from the time of their delivery to this day. Management believes that many of these tankers will reach the ends of their useful lives during the latter half of the 1990s. With the exception of a strong tanker charter market in 1979-80 due to geo-political events, conditions remained adverse for tanker owners from 1974 to 1986. In particular, a persistent over-supply of tankers in a then-young world fleet (its average age was only approximately 10 years in 1985) adversely affected the charter market.

Charter market conditions began to improve in 1986 as a result of the cumulative effect of several years of significant scrapping as well as increased tanker demand. By 1988, charter rates and newbuilding orders had begun to increase. During the period 1988-1991, significant new tonnage was delivered into a strong charter market. Scrapping of older tonnage, which had been expected to continue through this period as the fleet aged, slowed considerably because it was economically feasible to operate older vessels in the prevailing strong charter market conditions. In addition, the tanker industry had not yet entered the current stringent regulatory environment, which management believes has a generally adverse effect on older, substandard tonnage.

The tanker charter market experienced a decline in early 1992 as a result of the expansion in tanker supply during the previous four years, as well as the impact of the global recession on demand and pricing. Tanker charter rates increased temporarily in calendar 1993 as a result of a short-term increase in tanker demand, but declined again in calendar 1994, due to lower demand resulting from shorter average tanker voyage distances, and in spite of a decline in tanker supply for the first time since 1986. During the first five months of calendar 1995, scrapping in excess of deliveries has accelerated, resulting in a further decline in tanker supply. Currently, newbuilding ordering activity has declined and scrapping has now returned to levels which, if sustained, should lead to a tanker market recovery.

The Company operates its tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. As a result, revenues have historically been strongest for the Company in its third and fourth fiscal quarters.

Throughout the periods discussed in this Report, the Company's average TCE rate was higher than the industry average as calculated by the Company (based upon data reported by Clarkson) as a consequence of higher capacity utilization and the fuel efficiency of its modern fleet. Management believes that average TCE is an appropriate measure of a bulk shipping company's net revenues for the purpose of comparisons to published industry data and companies with similar ships. TCE, as generally calculated by industry sources, deducts from gross revenue all direct voyage costs except for commissions. It does not account for the opportunity cost of off-hire and idle days.

Over the past five years, certain countries have developed environmental protection laws and regulations affecting the tanker industry. The new requirements, in particular OPA 90 in the United States, have imposed higher operating standards, greater liability, and a variety of higher costs upon tanker owners and operators. The most costly requirement of OPA 90 is that all tankers ordered after June 1990 calling at U.S. ports be constructed with double hulls. As a result, the Company's new vessels are of double hull construction and the Company has plans to replace the older single hull vessels with double hull vessels.

RESULTS OF OPERATIONS

FISCAL 1995 VERSUS FISCAL 1994

The Company changed its fiscal year end from April 30 to March 31, effective March 31, 1994, in order to facilitate comparison of the Company's operating results with those of other companies within the transportation industry on a calendar quarter basis. As a result, while the fiscal 1995 results are for the twelve-month period ending March 31, 1995, the comparable fiscal 1994 results are for the eleven-month period ending March 31, 1994. Where indicated in the following discussions, percentage change figures have been annualized by adjusting fiscal 1994 results to include the unaudited results for the month of April 1993.

Voyage revenues were $320.0 million in fiscal 1995 as compared to $317.7 million in fiscal 1994, representing a 7.2% decrease on an annualized basis from fiscal 1994, primarily as a result of a decline in average fleet size from 45 to 42 vessels and continuing weak charter markets.

Voyage expenses were $85.0 million in fiscal 1995 as compared to $81.1 million in fiscal 1994, a decrease of 4.5% on an annualized basis, primarily as a result of a decline in fleet size, partially offset by an increase in fuel costs.

Vessel operating expenses were $72.7 million in fiscal 1995 as compared to $73.6 million in fiscal 1994, representing a 9.9% decrease on an annualized basis from fiscal 1994, primarily as a result of the decline in fleet size.

Depreciation and amortization was $96.4 million in fiscal 1995 as compared to $89.9 million in fiscal 1994, representing a 1.0% decrease on an annualized basis from fiscal 1994, primarily due to the decline in fleet size, partially offset by a higher average cost base during fiscal 1995 resulting from the sale of some of the Company's older vessels, whose annual depreciation charges were lower than the fleet average.

General and administrative expenses were $15.0 million in fiscal 1995 as compared to $14.1 million in fiscal 1994. On an annualized basis, this is virtually unchanged from fiscal 1994.

As a result of the decrease in fleet size and continuing weak charter markets, income from vessel operations decreased to $50.8 million in fiscal 1995 from $59.1 million in fiscal 1994. On an annualized basis, this represents a 19.0% decline from fiscal 1994.

Interest expense increased to $64.3 million in fiscal 1995 from $48.1 million in fiscal 1994, representing a 22.0% increase on an annualized basis from fiscal 1994, as a result of an increase in interest rates mitigated in part by the repayment and prepayment of long-term debt totalling $102.6 million. Interest income was $5.9 million in fiscal 1995 as compared to $2.9 million in fiscal 1994, representing an increase of 93.8% on an annualized basis from fiscal 1994, as a result of increased interest rates and higher cash and marketable securities balances; however, there were related losses of $4.3 million and $1.6 million on marketable securities included in other income during fiscal years 1995 and 1994, respectively.

Other income during fiscal 1995 was $11.8 million, consisting primarily of an $18.2 million gain on the sale of six vessels, partially offset by a $4.3 million loss on available-for-sale securities and a $2.1 million equity loss from the Company's 50% investment in VCSC during the period. Other income during fiscal 1994 was $11.8 million, consisting primarily of a $12.3 million gain on the sale of six vessels and $1 million in equity income from VCSC, partially offset by a $1.6 million loss on marketable securities.

There was no income from discontinued operations during fiscal 1995. Net income from discontinued operations was $5.9 million during fiscal 1994, primarily as a result of a $5.7 million gain arising on the sale of nine multipurpose dry cargo vessels obtained in connection with the divestiture of the Company's investment in Baltimar Overseas Limited.

As a result of the foregoing factors, the Company's net income decreased to $6.4 million in fiscal 1995 from $30.2 million in fiscal 1994, representing an 80.1% decrease on an annualized basis.

FISCAL 1994 VERSUS FISCAL 1993

As the Company has changed its fiscal year end from April 30 to March 31, the fiscal 1994 results are for the eleven-month period ending March 31, 1994, while the comparable fiscal 1993 results are for the twelve-month period ending April 30, 1993. Where indicated in the following discussion, percentage change figures have been annualized by adjusting fiscal 1994 results by a factor of 12/11. No assurance can be given that the fiscal 1994 annualized figures used to calculate percentage changes herein accurately approximate actual results for the month of April 1994.

Voyage revenues were $317.7 million in fiscal 1994 as compared to $337.0 million in fiscal 1993, representing a 2.8% increase on an annualized basis from fiscal 1993, primarily as a result of higher charter rates caused by improved spot market conditions, partially offset by a decline in average fleet size from 50 to 45 vessels.

Voyage expenses were $81.1 million in fiscal 1994 as compared to $108.8 million in fiscal 1993, a decrease of 18.7% on an annualized basis, as a result of a reduction in fleet size and lower fuel costs.

Vessel operating expenses were $73.6 million in fiscal 1994 as compared to $79.6 million in fiscal 1993, representing a 1.0% increase on an annualized basis from fiscal 1993, which was primarily a result of increased insurance costs, partially offset by a reduction in fleet size.

Depreciation and amortization was $89.9 million in fiscal 1994 as compared to $97.6 million in fiscal 1993. On an annualized basis, depreciation and amortization was virtually unchanged between the two periods despite a reduction in the size of the fleet as a result of a higher average cost base in fiscal 1994 as compared to fiscal 1993 arising from six newbuildings delivered during fiscal 1993 and three newbuildings delivered during fiscal 1994.

General and administrative expenses were $14.1 million in fiscal 1994 as compared to $14.0 million in fiscal 1993, representing a 9.9% increase on an annualized basis from fiscal 1993, reflecting additional administrative expenses associated with new environmental legislation and with increased financing activity.

Income from vessel operations was $59.1 million in fiscal 1994 as compared to $36.9 million in fiscal 1993, representing a 74.7% increase on an annualized basis from fiscal 1993, primarily the result of improved charter market conditions.

Interest expense was $48.1 million in fiscal 1994 as compared to $47.4 million in fiscal 1993, representing a 10.7% increase on an annualized basis from fiscal 1993, reflecting higher average outstanding debt during the 1994 period. The issuance of $175.0 million of 9 5/8% First Preferred Ship Mortgage Notes in July 1993, together with borrowings associated with the delivery of newbuildings during fiscal 1993, contributed to the higher average outstanding debt during fiscal 1994.

During fiscal 1994, other income was $11.8 million, consisting primarily of gains of $12.3 million from the sale of six vessels during the period. Other income during fiscal 1993 was $37.9 million, consisting primarily of gains of $12.2 million from the sale of six vessels and a gain of $25.0 million arising from insurance proceeds receivable on the loss of one of the Company's vessels.

Foreign currency exchange loss decreased from $77.9 million in the fiscal 1993 to $1.5 million in fiscal 1994 reflecting the conversion into U.S. dollars of substantially all of the Company's Japanese Yen-denominated debt by June 1993. The Company has now substantially eliminated its remaining foreign currency exposure (other than exposure relating to its 50% interest in VCSC) and as a result, has not incurred any material foreign exchange gains or losses subsequent to June 1993.

Net income from discontinued operations increased from $1.9 million in fiscal 1993 to $5.9 million in fiscal 1994, primarily as a result of a $5.7 million gain arising on the sale of the nine multipurpose dry cargo vessels obtained in connection with the divestiture of the Company's investment in Baltimar Overseas Limited.

Net income improved to $30.2 million in fiscal 1994 from a loss of $47.5 million in fiscal 1993, primarily as a result of the decreased foreign exchange loss, as well as improved charter market conditions.

LIQUIDITY AND CAPITAL RESOURCES

The liquidity requirements of the Company relate to servicing its debt, funding the equity portion of investments in vessels, funding working capital and maintaining cash reserves against fluctuations in operating cash flow. Net cash flow generated by continuing operations is the main source of liquidity for the Company. Additional sources of liquidity include proceeds from asset sales and refinancings.

The Company operates in a capital-intensive industry requiring extensive investment in revenue-producing assets. Funds invested are raised mainly from borrowings and the Company's internally generated liquidity. The equity portion of an investment in a newbuilding is usually paid in installments, commencing one to three years in advance of delivery, for 10% to 80% of the vessel purchase price. The equity portion of an investment in a second-hand vessel is usually paid in two portions: 10% on signing a purchase agreement, and an additional 20% to 50% (depending on financing) upon delivery to buyers. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over 8 to 10 years, compared to the vessel's asset life of approximately 20 years. At March 31, 1995, the Company was committed to the construction of one vessel and the purchase of one second-hand vessel for an aggregate commitment of $70.2 million, of which the Company had obtained financing arrangements for $61.8 million.

Net cash flow from continuing operations decreased 30.1% on an annualized basis (adjusting fiscal 1994 results to include April 1993 results) to $87.5 million in fiscal 1995 from $117.4 million in the eleven months ended March 31, 1994, due to declining fleet size, declining TCE rates and rising interest expense. Net cash flow from continuing operations increased 52.5% on an annualized basis (adjusting fiscal 1994 results by a factor of 12/11) in fiscal 1994 from $84.0 million during fiscal 1993, primarily as a result of a temporary improvement in charter market conditions.

The Company received cash proceeds from the disposition of assets totalling $16.8 million in fiscal 1995 as a result of the sale of six older vessels. Proceeds from the disposition of assets totalled $86.4 million and $156.9 million in fiscal 1994 and 1993, respectively. Proceeds from the disposition of vessels in fiscal 1994 and 1993 resulted from vessel sales which were intended to enhance the Company's liquidity, the disposition of older vessels, and the receipt of insurance proceeds relating to the loss of one of the Company's vessels during the fiscal 1993 period.

No additional debt was incurred during fiscal 1995, consistent with the Company's decision not to take delivery of any vessels during this period. Long-term debt increased $220.0 million in the eleven months ended March 31, 1994 as a result of the issuance of $175.0 million of 9 5/8% First Preferred Ship Mortgage Notes and borrowings associated with the delivery of one newbuilding. Proceeds from long-term debt and capital leases provided $292.5 million toward the financing of newbuildings during fiscal 1993.

During fiscal 1995, in addition to scheduled debt repayment of $87.6 million, the Company prepaid, from internally generated funds, $15.0 million of long-term debt secured by vessels sold during the year. The Company prepaid long-term debt and capital lease obligations of $243.3 million in the eleven-month fiscal period ended March 31, 1994, primarily representing prepayments out of the proceeds of the Company's issue of $175.0 million of 9 5/8% First Preferred Ship Mortgage Notes and the prepayment of debts associated with vessels which were sold during the period. Total prepayments of long-term debt and capital lease obligations were $131.9 million in fiscal 1993, primarily reflecting the level of vessel sales during that period.

Capitalized loan costs were $1.6 million in fiscal 1995 compared to $10.0 million in fiscal 1994. The high level of capitalized loan costs in fiscal 1994 resulted primarily from capitalization of costs incurred on the issuance of the 9 5/8% First Preferred Ship Mortgage Notes.

The Company had outstanding a number of interest rate swap agreements with three commercial banks covering a total notional principal amount of $300 million as of March 31, 1995. The agreements expire between May 1995 and April 1996 and have an average remaining term of 7.7 months. These agreements effectively change the Company's interest rate exposure on $300 million of debt from a floating LIBOR rate to an average fixed rate of 5.07%. The Company also had outstanding $200 million of interest rate caps with a strike price of 8.00% vs. 3 month LIBOR. The caps expire in April 1997.

Capital expenditures for vessels and equipment, net of capital lease financing, decreased to $7.5 million in fiscal 1995 from $65.7 million during the eleven months ended March 31, 1994 and $190.0 million in fiscal 1993, reflecting a slowing of the Company's fleet expansion program. Capital expenditures for drydocking decreased to $11.9 million in fiscal 1995 from $13.3 million during the eleven months ended March 31, 1994 and $16.4 million in fiscal 1993, reflecting the reduction in fleet size during these periods.

The Company has two Aframax tankers that will, within the next two years, reach the age of 20 years, which is generally accepted as the useful economic life of a tanker and a time when vessels generally require a fourth special survey, a critical inspection point which often results in high repair costs to enable the ship to continue in service. Management does not currently intend to operate these vessels beyond their fourth special surveys. The Company intends to replace these aging tankers with new and second-hand vessels consistent with its fleet modernization program. Actual acquisition of additional tankers will be subject to a number of factors, including the Company's expectations for future market rates, supply and demand within the tanker industry generally and the Company's ability to obtain debt financing upon favorable terms.

The Company believes that, assuming a continuation of current market conditions, its financial resources are sufficient to meet its liquidity needs.

INFLATION

Although inflation has had a moderate impact on operating expenses, drydocking expenses and corporate overhead, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

FOREIGN EXCHANGE RATE FLUCTUATION

The international tanker industry's functional currency is the U.S. dollar. Virtually all of the Company's revenues are in U.S. dollars and most of its operating costs are incurred in U.S. dollars. The Company incurs certain operating expenses in foreign currencies, the most significant of which are in Japanese Yen and Singapore dollars. During fiscal 1995, approximately 12.3% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, the Company has the ability to shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

During the Company's period of high growth and strong operating performance, management borrowed funds denominated in Japanese Yen. This led to fluctuations in net income and retained earnings, recorded as gains or losses from foreign exchange translations in the Company's financial statements, with corresponding increases or decreases in long-term debt. In fiscal 1993, the Company commenced an aggressive foreign exchange hedging policy in order to reduce its exposure to fluctuating Yen/U.S. dollar exchange rates. The Company completed this program in July 1994 and does not intend to undertake any unnecessary material exposure to foreign exchange fluctuations henceforth. While the Company no longer has any Yen-denominated debt, the Company's net income may be affected by fluctuations in equity income caused by foreign exchange gains or losses from approximately $22 million (at current exchange rates) of Yen-denominated debt held by VCSC, a joint venture in which the Company owns a 50% interest.

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on this Report on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      TEEKAY SHIPPING CORPORATION

                                      By: /s/  ANTHONY GURNEE
                                          -----------------------------
                                          Anthony Gurnee
                                          Vice President and
                                          Chief Financial Officer

Dated:  January 17, 1996

[ERNST & YOUNG LETTERHEAD]



                               AUDITORS' REPORT



To the Shareholders of
Teekay Shipping Corporation

We have audited the accompanying consolidated balance sheets of TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES as of March 31, 1995 and 1994, and the related consolidated statements of income and retained earnings and cash flows for the year ended March 31, 1995 and the eleven month period ended March 31, 1994 and the year ended April 30, 1993. Our audits also included the financial statement schedule listed in the Index Item 19[a]. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES at March 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for the year ended March 31, 1995 and for the eleven month period ended March 31, 1994 and for the year ended April 30, 1993, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material aspects the information set forth therein.


                                            /s/  ERNST & YOUNG
Nassau, Bahamas,
May 15, 1995.                               Chartered Accountants

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)

                       CONSOLIDATED STATEMENTS OF INCOME
                             AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)


                                                                 YEAR ENDED   ELEVEN MONTHS ENDED  YEAR ENDED
                                                                  MARCH 31,        MARCH 31,        APRIL 30,
                                                                  ---------        ---------        ---------
                                                                    1995             1994             1993
                                                                      $                $                $
                                                                    ----             ----             ----
REVENUES
Voyage revenues                                                   319,966          317,742          336,994
Voyage expenses                                                    84,957           81,052          108,805
--------------------------------------------------------------------------------------------------------------
Net voyage revenues                                               235,009          236,690          228,189
--------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Vessel (note 3)                                                    72,723           73,597           79,649
Depreciation and amortization                                      96,435           89,902           97,611
General and administrative (note 3)                                15,018           14,063           14,014
--------------------------------------------------------------------------------------------------------------
                                                                  184,176          177,562          191,274
--------------------------------------------------------------------------------------------------------------
Income from vessel operations                                      50,833           59,128           36,915
--------------------------------------------------------------------------------------------------------------
OTHER ITEMS
Interest expense                                                  (64,321)         (48,064)         (47,374)
Interest income                                                     5,904            2,904            1,156
Other income (notes 3 and 12)                                      11,848           11,777           37,862
--------------------------------------------------------------------------------------------------------------
                                                                  (46,569)         (33,383)          (8,356)
--------------------------------------------------------------------------------------------------------------
Income before foreign currency exchange gain (loss)                 4,264           25,745           28,559
Foreign currency exchange gain (loss)                                 991           (1,532)         (77,917)
--------------------------------------------------------------------------------------------------------------
Net income (loss) from continuing operations                        5,255           24,213          (49,358)
Net income from discontinued operations (note 4)                                     5,945            1,890
--------------------------------------------------------------------------------------------------------------
Net income (loss) before cumulative effect of accounting change     5,255           30,158          (47,468)
Cumulative effect of change in accounting for marketable
  securities (notes 1 and 5)                                        1,113
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                                   6,368           30,158          (47,468)
Retained earnings, beginning of the period                        400,179          370,021          409,989
--------------------------------------------------------------------------------------------------------------
                                                                  406,547          400,179          362,521
Contribution arising on continuity of interest combination                                            7,500

RETAINED EARNINGS, END OF THE PERIOD                              406,547          400,179          370,021
--------------------------------------------------------------------------------------------------------------



      The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)

                          CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)

                                                                                MARCH 31,        MARCH 31,
                                                                                ---------        ---------
                                                                                   1995             1994
                                                                                     $                $
                                                                                   ----             ----
ASSETS
CURRENT
Cash                                                                              16,500           38,614
Marketable securities (notes 5 and 12)                                            69,239           68,632
Restricted cash (note 7)                                                           7,634            6,338
Accounts receivable
  -trade                                                                          16,875           18,061
  -vessel sales (note 12)                                                         17,283            4,877
  -other                                                                           3,271            5,776
Prepaid expenses and other assets                                                 13,273           10,893
--------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                             144,075          153,191
--------------------------------------------------------------------------------------------------------------
VESSELS AND EQUIPMENT (notes 7 and 11)
At cost, less accumulated depreciation of $312,281
  (1994 - $270,833)                                                            1,142,972        1,232,754
Advances on vessels                                                                5,066
--------------------------------------------------------------------------------------------------------------
TOTAL VESSELS AND EQUIPMENT                                                    1,148,038        1,232,754
--------------------------------------------------------------------------------------------------------------
Investment                                                                         3,758            8,407
Other assets                                                                      10,603           10,795
--------------------------------------------------------------------------------------------------------------
                                                                               1,306,474        1,405,147
--------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Accounts payable (note 3)                                                         11,480           11,306
Accrued liabilities (note 6)                                                      13,054           15,050
Current portion of long-term debt (note 7)                                        74,479           89,482
--------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                         99,013          115,838
--------------------------------------------------------------------------------------------------------------
Long-term debt (note 7)                                                          768,395          856,129
--------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                867,408          971,967
--------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Capital stock (note 10)                                                           33,001           33,001
Retained earnings                                                                406,547          400,179
Less net unrealized loss on marketable securities (notes 1 and 5)                    482
--------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                       439,066          433,180
--------------------------------------------------------------------------------------------------------------
                                                                               1,306,474        1,405,147
--------------------------------------------------------------------------------------------------------------

Commitments and contingencies (note 11)




     The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                                 YEAR ENDED   ELEVEN MONTHS ENDED  YEAR ENDED
                                                                  MARCH 31,        MARCH 31,        APRIL 30,
                                                                  ---------        ---------        ---------
                                                                    1995             1994             1993
                                                                      $                $                $
                                                                    ----             ----             ----
Cash provided by (used for)

OPERATING ACTIVITIES
Net income (loss) from continuing operations                        5,255           24,213          (49,358)
Add (deduct) charges to operations not requiring
  a payment of cash:
    Depreciation and amortization                                  96,435           89,902           97,611
    Foreign currency exchange loss (gain)                          (1,050)           2,583           76,728
    Gain on disposition of assets                                 (18,245)         (12,347)         (37,213)
    Loss on marketable securities (note 12)                                          1,553
    Loss on available-for-sale securities (note 12)                 4,303
    Equity loss (income) (net of dividend received:
       March 31, 1995 - $NIL; March 31, 1994 - $500)                2,089             (483)            (441)
    Minority interest                                                 (19)                             (208)
Change in non-cash working capital items related to
  continuing operations (note 13)                                  (1,263)          11,966           (3,085)
--------------------------------------------------------------------------------------------------------------
Net cash flow from continuing operations                           87,505          117,387           84,034
Net cash flow from discontinued operations                                             347            4,492
--------------------------------------------------------------------------------------------------------------
NET CASH FLOW FROM OPERATING ACTIVITIES                            87,505          117,734           88,526
--------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                       220,000          147,782
Scheduled repayments of long-term debt                            (87,570)         (37,067)         (20,750)
Prepayments of long-term debt                                     (15,033)        (132,416)         (92,100)
Scheduled payments on capital lease obligations                                    (18,472)         (13,139)
Prepayments of capital lease obligations                                          (110,839)         (39,827)
Decrease (increase) in restricted cash                             (1,296)           8,143           (1,653)
Net capital contribution                                                                              7,500
Payment received on direct financing leases                                                           2,241
Capitalized loan costs                                             (1,565)          (9,955)
Financing activities associated with discontinued operations                       (20,077)          (9,894)
--------------------------------------------------------------------------------------------------------------
NET CASH FLOW FROM FINANCING ACTIVITIES                          (105,464)        (100,683)         (19,840)
--------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment (net of
  capital lease financing of:  March 31, 1995 - $NIL;
  March 31, 1994 -  $97,776; April 30, 1993 -  $144,696)           (7,465)         (65,733)        (190,037)
Expenditures for drydocking                                       (11,917)         (13,296)         (16,440)
Proceeds from disposition of assets                                16,817           86,351          156,909
Repayments of advances to investee                                  2,650                             1,479
Increase in marketable securities                                                  (70,185)
Proceeds on sale of available-for-sale securities                 110,806
Purchases of available-for-sale securities                       (115,085)
Other                                                                  39              (50)          (3,563)
Investing activities associated with discontinued operations                        35,706            5,497
--------------------------------------------------------------------------------------------------------------
NET CASH FLOW FROM INVESTING ACTIVITIES                            (4,155)         (27,207)         (46,155)
--------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash                                       (22,114)         (10,156)          22,531
Cash, beginning of the period                                      38,614           48,770           26,239
--------------------------------------------------------------------------------------------------------------
CASH, END OF THE PERIOD                                            16,500           38,614           48,770
--------------------------------------------------------------------------------------------------------------



     The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

On April 30, 1993, Teekay Shipping Corporation ("Teekay") acquired 100% of the outstanding stock of Palm Shipping Inc. ("Palm"), an affiliated company, for nominal consideration. This transaction has been presented using the continuity of interest method of accounting under which it is assumed the companies have been combined from their inception. Accordingly, the consolidated balance sheets include the assets and liabilities of Teekay and Palm at their carrying values, after adjustments to conform the accounting policies of the two companies, and the consolidated statements of income and retained earnings and cash flows include the results of their operations for all years presented.

On March 31, 1995, Teekay acquired 100% of the outstanding stock of Teekay Shipping Limited ("TSL"), an affiliated company, for cash consideration of $1.27 million representing the net book value of TSL at March 31, 1995. The impact of this transaction on the financial position and results of operations of Teekay is not considered significant. The assets and liabilities of TSL have been combined with those of Teekay effective March 31, 1995. Teekay's results of operations will include those of TSL subsequent to that date. As a result, certain voyage expenses which were paid to TSL have been reclassified to general and administrative expenses, in order to conform with the presentation to be adopted subsequent to March 31, 1995.

REPORTING CURRENCY

The consolidated financial statements are stated in U.S. dollars because the Company operates in international shipping markets which utilize the U.S. dollar as the functional currency.

CONSOLIDATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Teekay Shipping Corporation (which is incorporated under the laws of Liberia) and its wholly owned or controlled subsidiaries (the "Company"). Significant intercompany items and transactions have been eliminated upon consolidation.

CHANGE IN FISCAL YEAR END

The Company changed its fiscal year end from April 30 to March 31, effective March 31, 1994. The following is a summary of selected financial information for the comparative twelve-month periods ended March 31, 1995 and 1994 and for the comparative eleven-month periods ended March 31, 1994 and 1993, respectively.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

                                                                    TWELVE MONTHS ENDED MARCH 31,
                                                                    -----------------------------
                                                                        1995             1994
                                                                         $                 $
                                                                        ----             ----
                                                                                      (UNAUDITED)
RESULTS OF OPERATIONS
Voyage revenues                                                        319,966          344,960
Voyage expenses                                                         84,957           88,974
Vessel operating expenses                                               72,723           80,738
Depreciation and amortization                                           96,435           97,300
General and administrative expenses                                     15,018           15,208
Net income from vessel operations                                       50,833           62,740
Interest expense                                                       (64,321)         (52,709)
Interest income                                                          5,904            3,046
Other income                                                            11,848           12,857
Income before foreign currency exchange gain (loss)                      4,264           25,934
Foreign currency exchange gain (loss)                                      991              (43)
Net income from continuing operations                                    5,255           25,891
Net income from discontinued operations                                                   6,103
Cumulative effect of change in accounting for marketable
  securities                                                             1,113
Net income                                                               6,368           31,994

CASH FLOWS
Net cash flow from continuing operations                                87,505          125,189
Net cash flow from discontinued operations                                                  505
Net cash flow used for financing activities                           (105,464)        (144,592)
Net cash flow provided by (used for) investing activities               (4,155)           7,990


                                                                      ELEVEN MONTHS ENDED MARCH 31,
                                                                      -----------------------------
                                                                          1994            1993
                                                                           $                $
                                                                          ----            ----
                                                                                       (UNAUDITED)
RESULTS OF OPERATIONS
Net voyage revenues                                                    236,690          205,021
Income from vessel operations                                           59,128           33,303
Income before foreign currency exchange loss                            25,745           28,370
Foreign currency exchange loss                                           1,532           79,406
Net income (loss) from continuing operations                            24,213          (51,036)
Net income from discontinued operations                                  5,945            1,732
Net income (loss)                                                       30,158          (49,304)

CASH FLOWS
Net cash flow from continuing operations                               117,387           76,232
Net cash flow from discontinued operations                                 347            4,334
Net cash flow provided by (used for) financing activities             (100,683)          24,069
Net cash flow used for investing activities                            (27,207)         (81,352)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONT'D)
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

INVESTMENT

The Company's 50% interest in Viking Consolidated Shipping Corp. is carried at the Company's original cost plus its proportionate share of the undistributed net income.

OPERATING REVENUES AND EXPENSES

Voyage revenues and expenses are recognized on the percentage of completion method of accounting. Estimated losses on voyages are provided for in full at the time such losses become evident. The consolidated balance sheets reflect the deferred portion of revenues and expenses applicable to subsequent periods.

Vessel expenses comprise all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses including communications. Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expenses, port fees, canal tolls, and brokerage commissions.

MARKETABLE SECURITIES

The Company adopted the Statement of Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115") for the year ended March 31, 1995. In applying FAS 115, investments in marketable securities have been classified by management as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities are reported as a separate component of stockholders' equity. The cumulative effect on opening retained earnings from application of this Statement has been reflected separately as an adjustment to net income for the year (see note 5).

VESSELS AND EQUIPMENT

All predelivery costs incurred during the construction of newbuildings, including interest costs, and supervision and technical costs are capitalized. The acquisition cost and all costs incurred to restore used vessel purchases to the standard required to properly service the Company's customers are capitalized. Depreciation is calculated on a straight-line basis over a vessel's useful life, estimated by the Company to be twenty years from the date a vessel is initially placed in service.

Interest costs capitalized to vessels and equipment for the year ended March 31, 1995, the eleven-month period ended March 31, 1994, and for the year ended April 30, 1993 aggregated $151,000, $1,653,000, and $5,276,000, respectively.

Expenditures incurred during drydocking are capitalized and amortized on a straight-line basis over the period until the next anticipated drydocking. When significant drydocking expenditures recur prior to the expiry of this period, the remaining balance of the original drydocking is expensed in the month of the subsequent drydocking. Drydocking amortization for the year ended March 31, 1995, the eleven-month period ended March 31, 1994, and for the year ended April 30, 1993 aggregated $10,281,000, $11,831,000, and $16,808,000, respectively.

Vessels acquired pursuant to bareboat hire purchase agreements are capitalized as capital leases and are amortized over the estimated useful life of the acquired vessel.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONT'D)
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

OTHER ASSETS

Loan costs, including fees, commissions and legal expenses, are capitalized and amortized over the term of the relevant loan.

INTEREST RATE SWAP AGREEMENTS

The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense.

INTEREST RATE CAP AGREEMENTS

Premiums paid for interest rate cap agreements are recorded at cost and amortized over the lives of the individual contracts.

FORWARD CONTRACTS

The Company enters into forward contracts as a hedge against changes in foreign exchange rates. Market value gains and losses are recognized and the resulting credit or debit offsets the effect of increases or decreases in foreign exchange gains or losses.

CASH FLOWS

Cash interest paid during the year ended March 31, 1995, the eleven-month period ended March 31, 1994, and for the year ended April 30, 1993 totalled $65,358,000, $49,456,000, and $50,893,000, respectively.

The Company classifies all highly liquid investments with a maturity date of three months or less when purchased to be included in cash.

INCOME TAXES

The legal jurisdictions of the countries in which the Company and its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

2.  BUSINESS OPERATIONS

The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of a fleet of tankers. All of the Company's revenues are earned in international markets.

3.  CONTRACTUAL RELATIONSHIPS

Prior to the acquisition of TSL, (see Note 1 - Basis of presentation), TSL and its affiliated companies rendered administrative, operating and ship management services to the Company in return for a monthly fee and commissions at rates considered usual and customary to the industry. Amounts payable to TSL and its affiliated companies related to these services at March 31, 1995 and March 31, 1994 amounted to $NIL and $1,604,000, respectively.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONT'D)
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)




3.  CONTRACTUAL RELATIONSHIPS - (CONTINUED)

Fees incurred, included in general and administrative expenses, for the year ended March 31, 1995, for the eleven-month period ended March 31, 1994, and for the year ended April 30, 1993 aggregated $7,845,000, $8,074,000 and $9,174,000, respectively. Commissions incurred, included in general and administrative expenses, for year ended March 31, 1995, for the eleven-month period ended March 31, 1994, and for the year ended April 30, 1993 aggregated $3,981,000, $3,956,000 and $4,109,000 respectively. Commissions incurred, related to vessel dispositions, for the year ended March 31, 1995, for the eleven-month period ended March 31, 1994, and for the year ended April 30, 1993 aggregated $295,000, $579,000, and $Nil, respectively.

4.  DISCONTINUED OPERATIONS

In October 1992, the Company adopted a plan to divest its 50% investment in Baltimar Overseas Limited ("Baltimar"), previously accounted for as a controlled subsidiary, in order to focus its resources on the tanker shipping industry. Baltimar operated a fleet of multipurpose dry cargo vessels through eighteen single purpose shipping companies. On April 30, 1993, the Company entered into an agreement to exchange its entire interest in Baltimar in return for the shares of nine of Baltimar's single purpose shipping companies. No gain or loss was recognized on this transaction. The vessels were sold in December 1993 for a total sales price of $37.3 million resulting in a net gain of $5.7 million.

The amounts shown as discontinued operations in the accompanying consolidated statements of income and retained earnings for 1993 represent the results of operations prior to the plan of discontinuance.

Revenues from discontinued operations for the eleven-month period ended March 31, 1994 and for the year ended April 30, 1993 amounted to $8,653,000 and $27,195,000, respectively.

5.  INVESTMENTS IN MARKETABLE SECURITIES

                                                                                            Approximate
                                                            Gross             Gross          Market and
                                                          Unrealized        Unrealized        Carrying
                                           Cost             Gains             Losses           Amount
--------------------------------------------------------------------------------------------------------------
1995
----
Available-For-Sale Securities             69,721               450              932             69,239
--------------------------------------------------------------------------------------------------------------
1994
----
Available-For-Sale Securities             69,745                20            1,133             68,632
--------------------------------------------------------------------------------------------------------------

The cost and approximate market value of available-for-sale debt securities by contractual maturity are shown as follows:

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONT'D)
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)


5.  INVESTMENTS IN MARKETABLE SECURITIES - (CONTINUED)

                                                                                                 Approximate
                                                                                                   Market
                                                                                                and Carrying
                                                                                  Cost             Amount
--------------------------------------------------------------------------------------------------------------
Less than one year                                                               44,767             44,424
Due after one year through five years                                            24,954             24,815
Due after 5 years                                                                   NIL                NIL
--------------------------------------------------------------------------------------------------------------
                                                                                 69,721             69,239
--------------------------------------------------------------------------------------------------------------

The unrealized loss on marketable securities included as a separate component of shareholder's equity increased by $482,000 as at March 31, 1995.

6.  ACCRUED LIABILITIES

                                                                      MARCH 31,     MARCH 31,
                                                                      ---------     ---------
                                                                        1995          1994
                                                                         $              $
                                                                        ----          ----
Voyage and vessel                                                       5,776          7,683
Interest                                                                5,415          6,332
Payroll and benefits                                                    1,863          1,016
Other                                                                                     19
                                                                       ------         ------
                                                                       13,054         15,050
                                                                       ======         ======

7.  LONG-TERM DEBT

                                                                     MARCH 31,      MARCH 31,
                                                                     ---------      ---------
                                                                        1995          1994
                                                                         $              $
                                                                        ----           ----
First Preferred Ship Mortgage Notes (9 5/8%)
   U.S. dollar debt due through 2004                                  175,000        175,000
Floating rate (LIBOR + 1% to 1 3/4%)
   U.S. dollar debt due through 2006                                  667,874        735,499
Floating rate (Japanese long-term prime +
   0.7% to 1.2%)
   Japanese Yen debt due through 2002                                                 35,112
                                                                      -------        -------
                                                                      842,874        945,611
         Less current portion                                          74,479         89,482
                                                                      -------        -------
                                                                      768,395        856,129
                                                                      =======        =======

In July 1994, the Company converted its remaining Japanese Yen long-term debt of Yen 3.45 billion to U.S. denominated long-term debt of $33.5 million.

The $175,000,000 First Preferred Ship Mortgage Notes due July 15, 2003 are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and were guaranteed by the subsidiaries of Teekay that owned the seven mortgaged vessels. The Notes are also subject to a sinking fund, which will retire $25,000,000 principal amount of the Notes, on each July 15, commencing July 15, 1997. The Notes are redeemable at the option of the Company, in whole or in part, on or after July 15, 1998 at the following redemption prices expressed as a percentage of principal.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONT'D)
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)


7.  LONG-TERM DEBT - (CONTINUED)

                         JULY 15               REDEMPTION PRICE
                         -------               ----------------
                         1998                      104.813%
                         1999                      102.406%
                         2000                      100.000%

In addition, the Company may, at any time prior to July 15, 1996, redeem up to $61.25 million of the Notes at 109.625% of their principal amount from the proceeds of a public equity offering.

Upon a Change of Control each Note holder has the right, unless the Company elects to redeem the Notes, to require the Company to purchase the Notes at 101% of their principal amount plus accrued interest.

Seven of the Company's subsidiaries, Diamond Spirit Inc., Sebarok Spirit Inc., VSSI Bulkers Inc., VSSI Deepsea Inc., VSSI Star Inc., VSSI Sun Inc., and VSSI Ulsan Inc. ("the Guarantor Subsidiaries") have guaranteed the $175 million First Preferred Ship Mortgage Notes to a maximum of 95% of the fair value of their net assets. As of March 31, 1995, the fair value of the net assets of the Guarantor Subsidiaries approximated $229.0 million.

Condensed financial information regarding the Company, the Guarantor Subsidiaries and non-guarantor subsidiaries of the Company is set out in Schedule A of these audited consolidated financial statements.

In May 1995, the Company negotiated a revolving credit facility, (the "Facility"), with three commercial banks providing for borrowings of up to $240 million in order to refinance certain of the existing debt obligations of the Company and to finance vessel acquisitions. The Facility will be collateralized initially by first priority mortgages granted on fourteen of the Company's Aframax tankers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Facility. The first drawdown under the Agreement is expected to occur not later than June 30, 1995. The commitment amount will be reduced in 16 semi-annual instalments commencing six months after the initial drawdown date together with a final balloon payment coincident with the final semi-annual reduction. Interest payments are based on LIBOR plus a margin which is dependent on the capital structure of the Company.

All other loans are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from the parent Company. In certain instances the shares of the ship-owning subsidiary have been pledged as collateral or second and third preferred mortgages have been recorded against specific vessels.

Amongst other matters, the long-term debt agreements generally provide for such items as maintenance of various hull and fleet value to loan ratios, prepayment privileges (in some cases with penalties), restrictions on the payment of dividends and advances to shareholders by the individual subsidiaries (at March 31, 1995, approximately $30.0 million of subsidiary retained earnings may not be distributed to Teekay without prior lender consent), and restrictions against the incurrence of additional debt and new investments by the individual subsidiaries without prior lender consent. Certain bank loans require retention deposits. Retention deposits as at March 31, 1995 and 1994 were $4,443,000 and $3,098,000, respectively.

As at March 31, 1995, the Company was committed to a series of interest rate swap agreements whereby $300 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 7.7 months. The swap agreements expire between May 1995 and April 1996. These arrangements effectively change the Company's interest rate exposure on $300 million of debt from a floating LIBOR rate to an average fixed rate of 5.07%. Payments and receipts under the swap agreements are being reflected as adjustments to interest expense since the agreements are designated as hedges in connection with long-term debt obligations.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONT'D)
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)




7.  LONG-TERM DEBT - (CONTINUED)

The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

As at March 31, 1995, the Company was a party to interest rate cap contracts which effectively limit the interest rate exposure on $200 million of the Company's floating rate debt to a maximum of 8%. $100 million of the contracts became effective on February 24, 1995; the remaining $100 million of contracts will become effective in October 1995. All of the contracts expire on April 1, 1997. The premiums paid by the Company have been recorded at cost and are being amortized over the lives of the individual contracts. Receipts, if any, under the interest rate cap contracts will be reflected as adjustments to interest expense since the agreements are designated as hedges in connection with long-term debt obligations.

Scheduled long-term principal debt repayments reflect the new revolving credit facility repayment provisions.

Long-term debt principal repayments required to be made in the fiscal years subsequent to March 31, 1995 are as follows:

                                                                                                         $
---------------------------------------------------------------------------------------------------------------
1996                                                                                                     74,479
1997                                                                                                     65,570
1998                                                                                                     76,996
1999                                                                                                    100,796
2000                                                                                                    100,796
Thereafter                                                                                              424,237
---------------------------------------------------------------------------------------------------------------
                                                                                                        842,874
---------------------------------------------------------------------------------------------------------------


8.  LEASES

CHARTERS-OUT

Time charters to third parties of the Company's vessels are accounted for as operating leases. The minimum future revenues to be received on time charters currently in place are as follows:

                                                                                                          $
--------------------------------------------------------------------------------------------------------------

1996                                                                                                    36,708
1997                                                                                                     9,946
1998                                                                                                       855
--------------------------------------------------------------------------------------------------------------
                                                                                                        47,509
--------------------------------------------------------------------------------------------------------------


The minimum future revenues should not be construed to reflect total charter hire revenues for any of the years.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONT'D)
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)


9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, restricted cash, and marketable securities - The carrying amounts approximate fair value.

Long-term debt - The carrying amounts of floating rate debt approximate fair value.

The fair values of the Company's other long-term debt are based on either quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Interest rate swap agreements - The fair value of interest rate swaps, used for hedging purposes, is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counter parties.

The fair value of interest rate cap agreements is the estimated amount that the Company would receive from selling the contracts as at the reporting date.

The fair value of foreign currency contracts used for hedging purposes is the estimated amount that the Company would receive or pay to terminate the contract at the reporting date, taking into account current currency exchange rates.

The estimated fair value of the Company's financial instruments is as follows:

                                                                     MARCH 31, 1995        MARCH 31, 1994
                                                                     --------------        --------------
                                                                   CARRYING    FAIR     CARRYING      FAIR
                                                                    AMOUNT     VALUE     AMOUNT       VALUE
                                                                       $         $          $           $
                                                                   --------    -----    --------      -----
Cash, restricted cash, and marketable securities                    93,373     93,373    113,584     113,584
Long-term debt                                                     842,874    834,562    945,611     942,111
Interest rate swap agreement - net receivable position                          3,047                  1,679
Foreign currency contracts - net receivable position                    78        144      3,270       3,270
Interest rate cap agreements                                           975        820

10.  CAPITAL STOCK

AUTHORIZED

600,000       Redeemable Preferred Stock with a par value of $100 each
125,000,000   Common Stock with no par value

                                                        COMMON               PREFERRED
                                                         STOCK    THOUSANDS    STOCK     THOUSANDS
                                                           $      OF SHARES      $       OF SHARES
                                                        ------    ---------  ---------   ---------
ISSUED AND OUTSTANDING
Balance April 30, 1992 and 1993                         33,000     18,000          1       600
2-for-1 Common Stock Split                                         18,000
                                                        ------     ------       ----       ---
Balance March 31, 1994 and 1995                         33,000     36,000          1       600
                                                        ======     ======       ====       ===

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONT'D)
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)


10.  CAPITAL STOCK - (CONTINUED)

The preferred stock, which is redeemable at par value at the Company's option, is non-interest bearing, non-dividend bearing, and non-voting, but otherwise unrestricted in nature.

On March 10, 1994, the Company filed an amended Registration Statement with the U.S. Securities and Exchange Commission providing for the public offering of up to 17,250,000 shares of its common stock. If the planned public offering is completed the Company intends to exchange all of its outstanding Redeemable Preferred Stock for Common Stock.

During 1995, the Company implemented a stock option plan under which the Company may grant, to key employees of the Company options to acquire shares of Common Stock at an exercise price that is not less than fair market value on the date of grant. A total of 1,500,000 shares of Common Stock has been reserved for issuance under the plan.

In May 1995, the Company completed a reverse stock split of its common stock on a 1 for 2 basis, effectively changing its outstanding common stock from 36 million to 18 million shares.

11.  COMMITMENTS AND CONTINGENCIES

As at March 31, 1995, the Company was committed to the construction of one vessel for a cost of $49.5 million, scheduled for delivery in August 1995, as well as for the purchase of an additional vessel for a total cost of $25.8 million. Long-term financing arrangements exist for approximately $61.8 million of the unpaid costs of these vessels.

As at March 31, 1995, the Company was committed to foreign exchange contracts providing for the forward purchase of Japanese Yen 200 million and approximately Singapore dollars 3.6 million for U.S. dollars, at an average rate of Japanese Yen 89.41 per U.S. dollar and Singapore dollar 1.44 per U.S. dollar, respectively.

As at March 31, 1995, the Company was committed to a series of interest rate swap agreements whereby $300 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 7.7 months. The swap agreements expire between May 1995 and April 1996. These arrangements effectively change the Company's interest rate exposure on $300 million of debt from a floating LIBOR rate to an average fixed rate of 5.07%.

The Company has guaranteed vessel loans of its 50% owned investment, Viking Consolidated Shipping Corp. At March 31, 1995, the portions of these loans guaranteed by the Company amounted to $22.2 million.

A lawsuit has been commenced against the representative of the estate of the Company's founder, the late Mr. Torben Karlshoej, by Mr. Karlshoej's first wife, claiming an interest in certain assets, including the Company, at one time directly or indirectly held by Mr. Karlshoej. The Company, based upon advice of its legal counsel, believes that the suit is without merit and does not anticipate that the outcome of the lawsuit will have a material adverse effect upon it or its assets.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONT'D)
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)


12.  OTHER INCOME

                                                                              ELEVEN MONTHS
                                                               YEAR ENDED          ENDED         YEAR ENDED
                                                               MARCH 31,        MARCH 31,         APRIL 30,
                                                               ---------        ---------         ---------
                                                                  1995             1994             1993
                                                                    $                $                $
                                                                  ----             ----             ----
Gain on disposition of assets                                   18,245            12,347           37,213
Minority interest                                                   19                                208
Loss on marketable securities                                                     (1,553)
Loss on available-for-sale securities                           (4,303)
Equity in results of 50% owned company                          (2,089)              983              441
Other                                                              (24)
                                                                ------            ------           ------
                                                                11,848            11,777           37,862
                                                                ======            ======           ======

During the year ended March 31, 1995 the Company disposed of six vessels resulting in a gain of $18,245,000. Proceeds of $11,490,000 relating to the sale of two vessels were received in May 1995.

Gross realized gains on sales of available-for-sale securities for the year ended March 31, 1995, eleven-month period ended March 31, 1994, and for the year ended April 30, 1993 aggregated $691,000, $118,000, and $NIL, respectively.

Gross realized losses on sales of available-for-sale securities for the year ended March 31, 1995, eleven-month period ended March 31, 1994, and for the year ended April 30, 1993 aggregated $4,994,000, $328,000, and $NIL, respectively.

13.  CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATED TO CONTINUING OPERATIONS

                                                                              ELEVEN MONTHS
                                                               YEAR ENDED          ENDED         YEAR ENDED
                                                               MARCH 31,        MARCH 31,         APRIL 30,
                                                               --------         ---------         ---------
                                                                  1995             1994             1993
                                                                    $                $                $
                                                                  ----             ----             ----
Accounts receivable                                               3,585            4,492              316
Prepaid expenses and other assets                                (1,597)           6,054             (778)
Accounts payable                                                   (310)              22            1,427
Accrued liabilities                                              (2,941)           1,398           (4,050)
                                                                 ------            -----           ------
                                                                 (1,263)          11,966           (3,085)
                                                                 ======           ======           ======

14.  COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONT'D)
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)


15.  SUBSEQUENT EVENTS

On April 28, 1995, the Company purchased one vessel for a cost of $20.5 million, scheduled for delivery in May or June 1995. A long-term financing arrangement exists for approximately $13.3 million of the unpaid cost of the vessel.

In May 1995, the Company negotiated a revolving credit facility with three commercial banks providing for borrowings of up to $240 million. Subsequent to year end, the Company retired $23.8 million of its First Preferred Ship Mortgage Notes utilizing approximately $18.5 million of funds available under the revolving credit facility (see note 7).

Subsequent to year end, the Company completed a reverse stock split of its common stock on a 1 for 2 basis, effectively changing its outstanding common stock from 36 million to 18 million shares.

                                                                      SCHEDULE A
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      (Formerly Viking Star Shipping Inc.)

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)


                                                                            Year Ended March 31, 1995
                                                    -------------------------------------------------------------------------
                                                                                                                   Teekay
                                                        Teekay       Guarantor    Non-Guarantor                Shipping Corp.
                                                    Shipping Corp.  Subsidiaries   Subsidiaries  Eliminations  & Subsidiaries
                                                           $              $             $              $              $
                                                    --------------  ------------   ------------  ------------  --------------
Net voyage revenues                                                    32,687        448,437      (246,115)        235,009
Operating expenses                                        1,999        24,410        403,975      (246,208)        184,176
                                                        -------       -------        -------      --------         -------
   Income (loss) from vessel operations                  (1,999)        8,277         44,462            93          50,833

Net interest income (expense)                           (16,963)          491        (41,945)                      (58,417)
Equity in net income (loss) of subsidiaries              24,161                                    (26,250)         (2,089)
Other income                                                 56             1         13,880                        13,937
                                                        -------       -------        -------      --------         -------
Income before foreign
   currency exchange gain                                 5,255         8,769         16,397       (26,157)          4,264
Foreign currency exchange gain                                                          (991)                         (991)
                                                        -------       -------        -------      --------         -------
Net income from continuing operations                     5,255         8,769         17,388       (26,157)          5,255
Cumulative effect of change in accounting
   for marketable securities                              1,113                                                      1,113
                                                        -------       -------        -------      --------         -------
Net income                                                6,368         8,769         17,388       (26,157)          6,368
Retained earnings, beginning of the period              400,179        46,735         80,946      (127,681)        400,179
                                                        -------       -------        -------      --------         -------
                                                        406,547        55,504         98,334      (153,838)        406,547
Dividends paid                                                        (25,266)       (21,989)       47,255
                                                        -------       -------        -------      --------         -------
Retained earnings, end of the period                    406,547        30,238         76,345      (106,583)        406,547
                                                        ======        =======        =======      ========         =======


                                                                        Eleven Months Ended March 31, 1994
                                                    -------------------------------------------------------------------------
                                                                                                                   Teekay
                                                        Teekay       Guarantor    Non-Guarantor                Shipping Corp.
                                                    Shipping Corp.  Subsidiaries   Subsidiaries  Eliminations  & Subsidiaries
                                                          $              $              $              $              $
                                                    --------------  ------------   ------------  ------------  --------------
Net voyage revenues                                                    30,932        447,155      (241,397)        236,690
Operating expenses                                          921        22,666        395,484      (241,509)        177,562
                                                        -------       -------        -------      --------         -------
   Income (loss) from vessel operations                    (921)        8,266         51,671           112          59,128

Net interest income (expense)                           (11,794)         (545)       (32,821)                      (45,160)
Equity in net income (loss) of subsidiaries              42,873                                    (41,890)            983
Other income                                                                          10,794                        10,794
                                                        -------       -------        -------      --------         -------
Income (loss) before foreign
   currency exchange loss                                30,158         7,721         29,644       (41,778)         25,745
Foreign currency exchange loss                                                         1,532                         1,532
                                                        -------       -------        -------      --------         -------
Net income (loss) from continuing operations             30,158         7,721         28,112       (41,778)         24,213
Net income from discontinued operations                                                5,945                         5,945
                                                        -------       -------        -------      --------         -------
Net income (loss)                                        30,158         7,721         34,057       (41,778)         30,158
Retained earnings, beginning of the period              370,021        39,014         70,673      (109,687)        370,021
                                                        -------       -------        -------      --------         -------
                                                        400,179        46,735        104,730      (151,465)        400,179
Dividends paid                                                                       (23,784)       23,784
Contribution arising on continuity of interest
   combination
Net capital contribution (distribution)
                                                        -------       -------        -------      --------         -------
Retained earnings, end of the period                    400,179        46,735         80,946      (127,681)        400,179
                                                        =======       =======        =======      ========         =======



(See Note 7)

                                                                            Year Ended April 30, 1993
                                                    -------------------------------------------------------------------------
                                                                                                                  Teekay
                                                        Teekay       Guarantor    Non-Guarantor                Shipping Corp.
                                                    Shipping Corp.  Subsidiaries   Subsidiaries  Eliminations  & Subsidiaries
                                                          $              $              $             $              $
                                                    -------------   ------------   ------------  ------------  --------------
Net voyage revenues                                                    33,956        474,253      (280,020)        228,189
Operating expenses                                          111        18,806        453,154      (280,797)        191,274
                                                        -------       -------        -------      --------         -------
   Income (loss) from vessel operations                    (111)       15,150         21,099           777          36,915

Net interest income (expense)                             1,225        (4,678)       (42,765)                      (46,218)
Equity in net income (loss) of subsidiaries             (48,582)                                    49,023             441
Other income                                                                          37,214           207          37,421
                                                        -------       -------        -------      --------         -------
Income (loss) before foreign
   currency exchange loss                               (47,468)       10,472         15,548        50,007          28,559
Foreign currency exchange loss                                                        77,917                        77,917
                                                        -------       -------        -------      --------         -------
Net income (loss) from continuing operations            (47,468)       10,472        (62,369)       50,007         (49,358)
Net income from discontinued operations                                                1,890                         1,890
                                                        -------       -------        -------      --------         -------
Net income (loss)                                       (47,468)       10,472        (60,479)       50,007         (47,468)
Retained earnings, beginning of the period              409,989        28,542        126,452      (154,994)        409,989
                                                        -------       -------        -------      --------         -------
                                                        362,521        39,014         65,973      (104,987)        362,521
Dividends paid                                                                        (2,800)        2,800
Contribution arising on continuity of interest
   combination                                            7,500                                                      7,500
Net capital contribution (distribution)                                                7,500        (7,500)
                                                        -------       -------        -------      --------         -------
Retained earnings, end of the period                    370,021        39,014         70,673      (109,687)        370,021
                                                        =======       =======        =======      ========         =======

-------------
(See Note 7)

                                                                    SCHEDULE A

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (Formerly Viking Star Shipping Inc.)

                            CONDENSED BALANCE SHEETS
                         (in thousands of U.S. dollars)


                                                                        At March 31, 1995
                                          --------------------------------------------------------------------------
                                                                                                         Teekay
                                              Teekay        Guarantor    Non-Guarantor                Shipping Corp.
                                          Shipping Corp.   Subsidiaries   Subsidiaries  Eliminations  & Subsidiaries
                                                 $               $             $              $              $
                                          --------------   ------------  -------------  ------------  --------------
   ASSETS
Cash                                               97          6,856           9,547                        16,500
Restricted cash                                                                7,634                         7,634
Other current assets                              180          1,287         118,685          (211)        119,941
                                          --------------------------------------------------------------------------
   Total current assets                           277          8,143         135,866          (211)        144,075

Vessels and equipment (net)                                  162,812         985,226                     1,148,038
Advances due from subsidiaries                354,330                                     (354,330)              0
Other assets (principally
   investments in subsidiaries)               264,302                          4,935      (254,876)         14,361
                                          --------------------------------------------------------------------------
                                              618,909        170,955       1,126,027      (609,417)      1,306,474
                                          ==========================================================================
   LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                             4,843          2,214          92,142          (186)         99,013
Long-term debt                                175,000                        593,395                       768,395
Due to parent                                                                358,223      (358,223)
                                          --------------------------------------------------------------------------
   Total liabilities                          179,843          2,214       1,043,760      (358,409)        867,408
                                          --------------------------------------------------------------------------
Stockholders' Equity
Capital stock                                  33,001             11           5,922        (5,933)         33,001
Contributed capital                                          138,492                      (138,492)              0
Retained earnings                             406,547         30,238          76,345      (106,583)        406,547
Less net unrealized loss on
  marketable securities                           482                                                          482
                                          --------------------------------------------------------------------------
   Total stockholders' equity                 439,066        168,741          82,267      (251,008)        439,066
                                          --------------------------------------------------------------------------
                                              618,909        170,955       1,126,027      (609,417)      1,306,474
                                          ==========================================================================


                                                                          At March 31, 1994
                                          ---------------------------------------------------------------------------
                                                                                                           Teekay
                                              Teekay        Guarantor    Non-Guarantor                 Shipping Corp.
                                          Shipping Corp.   Subsidiaries  Subsidiaries    Eliminations  & Subsidiaries
                                                 $               $             $              $              $
                                          --------------   ------------  -------------   ------------  --------------
   ASSETS
Cash                                                          13,736          25,120          (242)         38,614
Restricted cash                                                                6,338                         6,338
Other current assets                               67            813         107,502          (143)        108,239
                                          --------------------------------------------------------------------------
   Total current assets                            67         14,549         138,960          (385)        153,191

Vessels and equipment (net)                                  171,756       1,060,998                     1,232,754
Advances due from subsidiaries                323,362                                     (323,362)
Other assets (principally
   investments in subsidiaries)               288,914                          4,243      (273,955)         19,202
                                          --------------------------------------------------------------------------
                                              612,343        186,305       1,204,201      (597,702)      1,405,147
                                          ==========================================================================
   LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                             4,163          1,086         110,837          (248)        115,838
Long-term debt                                175,000                        681,129                       856,129
Due to parent                                                                325,367      (325,367)
                                          --------------------------------------------------------------------------
   Total liabilities                          179,163          1,086       1,117,333      (325,615)        971,967
                                          --------------------------------------------------------------------------
Stockholders' Equity
Capital stock                                  33,001             11           5,922        (5,933)         33,001
Contributed capital                                          138,473                      (138,473)
Retained earnings                             400,179         46,735          80,946      (127,681)        400,179
Less net unrealized loss on
  marketable securities
                                          --------------------------------------------------------------------------
   Total stockholders' equity                 433,180        185,219          86,868      (272,087)        433,180
                                          --------------------------------------------------------------------------
                                              612,343        186,305       1,204,201      (597,702)      1,405,147
                                          ==========================================================================

---------------
(See Note 7)

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                                                      SCHEDULE A
                     (Formerly Viking Star Shipping Inc.)

                      CONDENSED STATEMENTS OF CASH FLOWS
                        (in thousands of U.S. dollars)


                                                                                 Year Ended March 31, 1995
                                                    -------------------------------------------------------------------------
                                                                                                                   Teekay
                                                        Teekay       Guarantor    Non-Guarantor                Shipping Corp.
                                                    Shipping Corp.  Subsidiaries   Subsidiaries  Eliminations  & Subsidiaries
                                                           $              $             $              $              $
                                                    --------------  ------------  -------------  ------------  --------------
Cash provided by (used for)
OPERATING ACTIVITIES
Net cash flows from continuing operations              (40,919)         20,403        108,021                        87,505
Net cash flows from discontinued operations
                                                    -------------------------------------------------------------------------
   Net cash flow from operating activities             (40,919)         20,403        108,021                        87,505
                                                    -------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt
Repayments of long-term debt                                                         (102,603)                     (102,603)
Payments on capital lease obligations
Other                                                  (31,518)        (25,263)        53,920                        (2,861)
Financing activities of discontinued operations
                                                    -------------------------------------------------------------------------
   Net cash flow from financing activities             (31,518)        (25,263)       (48,683)                     (105,464)
                                                    -------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                  (2,039)       (17,343)                      (19,382)
Proceeds from disposition of assets                                                    16,817                        16,817
Other                                                   72,776              19        (74,385)                       (1,590)
Investing activities of discontinued operations
                                                    -------------------------------------------------------------------------
   Net cash flow from investing activities              72,776          (2,020)       (74,911)                       (4,155)
                                                    -------------------------------------------------------------------------
Increase (decrease) in cash                                339          (6,880)       (15,573)                      (22,114)
Cash (deficiency), beginning of the period                (242)         13,736         25,120                        38,614
                                                    -------------------------------------------------------------------------
Cash, end of the period                                     97           6,856          9,547                        16,500
                                                    =========================================================================

                                                                       Eleven Months Ended March 31, 1994
                                                    -------------------------------------------------------------------------
                                                                                                                   Teekay
                                                        Teekay       Guarantor    Non-Guarantor                Shipping Corp.
                                                    Shipping Corp.  Subsidiaries   Subsidiaries  Eliminations  & Subsidiaries
                                                           $              $             $              $              $
                                                    --------------  ------------  -------------  ------------  --------------
Cash provided by (used for)
OPERATING ACTIVITIES
Net cash flows from continuing operations               (8,310)         16,849        108,848                       117,387
Net cash flows from discontinued operations                                               347                           347
                                                    -------------------------------------------------------------------------
   Net cash flow from operating activities              (8,310)         16,849        109,195                       117,734
                                                    -------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                           175,000                         45,000                       220,000
Repayments of long-term debt                                           (75,452)       (94,031)                     (169,483)
Payments on capital lease obligations                                  (47,129)       (82,182)                     (129,311)
Other                                                  (51,652)        (52,367)       102,207                        (1,812)
Financing activities of discontinued operations                                       (20,077)                      (20,077)
                                                    -------------------------------------------------------------------------
   Net cash flow from financing activities             123,348        (174,948)       (49,083)                     (100,683)
                                                    -------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                                  (1,882)       (77,147)                      (79,029)
Proceeds from disposition of assets                                                    86,351                        86,351
Other                                                 (114,739)        138,473        (93,969)                      (70,235)
Investing activities of discontinued operations                                        35,706                        35,706
                                                    -------------------------------------------------------------------------
   Net cash flow from investing activities            (114,739)        136,591        (49,059)                      (27,207)
                                                    -------------------------------------------------------------------------
Increase (decrease) in cash                                299         (21,508)        11,053                       (10,156)
Cash (deficiency), beginning of the period                (541)         35,244         14,067                        48,770
                                                    -------------------------------------------------------------------------
Cash (deficiency), end of the period                      (242)         13,736         25,120                        38,614
                                                    =========================================================================

                                                                                Year Ended April 30, 1993
                                                    -------------------------------------------------------------------------
                                                                                                                  Teekay
                                                       Teekay         Guarantor   Non-Guarantor                Shipping Corp.
                                                    Shipping Corp.  Subsidiaries  Subsidiaries   Eliminations  & Subsidiaries
                                                          $              $             $              $               $
                                                    --------------  ------------  -------------  ------------  --------------
Cash provided by (used for)
OPERATING ACTIVITIES
Net cash flows from continuing operations                3,668          19,149         61,909        (692)           84,034
Net cash flows from discontinued operations                                             4,492                         4,492
                                                    -------------------------------------------------------------------------
   Net cash flow from operating activities               3,668          19,149         66,401        (692)           88,526
                                                    -------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                          147,782                       147,782
Repayments of long-term debt                                            (7,477)      (105,373)                     (112,850)
Payments on capital lease obligations                                                 (52,966)                      (52,966)
Other                                                      546          11,424         (3,882)                        8,088
Financing activities of discontinued operations                                       (10,586)        692            (9,894)
                                                     ------------------------------------------------------------------------
   Net cash flow from financing activities                 546           3,947        (25,025)        692           (19,840)
                                                     ------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                                  (9,880)      (196,597)                     (206,477)
Proceeds from disposition of assets                                                   156,909                       156,909
Other                                                    4,620)             (9)         2,545                        (2,084)
Investing activities of discontinued operations                                         5,497                         5,497
                                                     ------------------------------------------------------------------------
   Net cash flow from investing activities               (4,620)        (9,889)       (31,646)                      (46,155)
                                                     ------------------------------------------------------------------------
Increase (decrease) in cash                                (406)        13,207          9,730                        22,531
Cash (deficiency), beginning of the period                 (135)        22,037          4,337                        26,239
                                                     ------------------------------------------------------------------------
Cash (deficiency), end of the period                       (541)        35,244         14,067                        48,770
                                                     ------------------------------------------------------------------------

-------------
(See Note 7)
                                      F-19