Form 20-F
period 1996-03-31
TEEKAY SHIPPING CORP
filed 1996-06-05
CIK 911971

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F
(Mark One)
[  ]                REGISTRATION STATEMENT PURSUANT TO SECTION
              12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 [FEE REQUIRED]
                                       OR

[X]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                         THE SECURITIES EXCHANGE ACT OF 1934
                                  [FEE REQUIRED]

For the fiscal year ended . . . . . . March 31, 1996. . . . . . . . . . . . . .
                                       OR

[  ]              TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934
                               [NO FEE REQUIRED]

For the transition period from . . . . . to . . . . . . . . . . . . . . . . . .

Commission file number. . . . . 1-12874 . . . . .


                          TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                (Translation of Registrant's name into English)

                              Republic of Liberia
                (Jurisdiction of incorporation or organization)

  Tradewinds Building, Sixth Floor, Bay Street, P.O. Box SS-6293, Nassau, The
                                    Bahamas
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

        Title of each class         Name of each exchange on which registered
        -------------------         -----------------------------------------
 Common Stock, no par value per share            New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                    9.625% First Preferred Ship Mortgage Notes due 2003
                    8.32% First Preferred Ship Mortgage Notes due 2008
                                             (Title of Class)

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

  27,903,611 shares of Common Stock, no par value

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  Yes  X   No
      ----    ----

  Indicate by check mark which financial statement item the registrant has elected to follow:

  Item 17      Item 18   X
         -----         ------

                          TEEKAY SHIPPING CORPORATION
                          INDEX TO REPORT ON FORM 20-F

                                                                         PAGE
                                                                         ----
PART I.

      Item 1.   Description of Business  . . . . . . . . . . . . . . . . .  1

      Item 2.   Description of Property  . . . . . . . . . . . . . . . . .  7

      Item 3.   Legal Proceedings  . . . . . . . . . . . . . . . . . . . .  9

      Item 4.   Control of Registrant  . . . . . . . . . . . . . . . . . . 11

      Item 5.   Nature of Trading Market   . . . . . . . . . . . . . . . . 11

      Item 6.   Exchange Controls and Other Limitations
                  Affecting Security Holders   . . . . . . . . . . . . . . 11

      Item 7.   Taxation   . . . . . . . . . . . . . . . . . . . . . . . . 12

      Item 8.   Selected Financial Data  . . . . . . . . . . . . . . . . . 13

      Item 9.   Management's Discussion and Analysis of Financial
                  Condition and Results of Operations  . . . . . . . . . . 15

      Item 10.  Directors and Officers of the Registrant   . . . . . . . . 19

      Item 11.  Compensation of Directors and Officers   . . . . . . . . . 21

      Item 12.  Options to Purchase Securities From Registrant
                  or Subsidiaries  . . . . . . . . . . . . . . . . . . . . 21

      Item 13.  Interest of Management in Certain Transactions   . . . . . 21

PART II.

      Item 14.  Description of Securities to be Registered . . Not applicable

PART III.

      Item 15.  Defaults Upon Senior Securities  . . . . . . . . . . . . . 22

      Item 16.  Changes in Securities and Changes in Security
                  for Registered Securities  . . . . . . . . . . . . . . . 22

PART IV.

      Item 17.  Financial Statements   . . . . . . . . . . . . Not applicable

      Item 18.  Financial Statements   . . . . . . . . . . . . . . . . . . 22

      Item 19.  Financial Statements and Exhibits  . . . . . . . . . . . . 23

Signatures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

                                   PART I

ITEM 1.  DESCRIPTION OF BUSINESS

THE COMPANY

Teekay Shipping Corporation ("Teekay"), together with its subsidiaries (the "Company"), is a leading provider of international crude oil and petroleum product transportation services through the world's largest fleet of medium size oil tankers. The Company's modern fleet provides such transportation services to major oil companies, major oil traders and government agencies, principally in the region spanning from the Red Sea to the U.S. West Coast (the "Indo-Pacific Basin").

The Company pursues an intensively customer- and operations-oriented business strategy, emphasizing market concentration and service quality to achieve superior operating results. The Company believes that it has four key competitive advantages: (i) geographic market concentration in the Indo-Pacific Basin, which facilitates comprehensive coverage of charterer requirements, (ii) a uniform-size fleet of Aframax (75,000 - 115,000 dwt) tankers containing many sister ships, which affords scheduling flexibility and permits greater capacity utilization, (iii) a modern, well-maintained fleet that operates with high fuel efficiency and low maintenance costs and affords greater acceptance among charterers with high quality standards, and (iv) a full-service ship management and chartering capability which affords a focused marketing effort, tight cost controls, and effective operational and safety monitoring. As a result of its business strategy, the Company has achieved consistently higher operating cash flow per ship per day than other public bulk shipping companies. Although the Company's business strategy has been, and in the foreseeable future will be, primarily focused on providing services via Aframax tankers in the Indo-Pacific Basin, management intends to closely monitor the evolution of the shipping industry and to adapt its strategy according to changing market dynamics. The Company intends to consider strategic opportunities that may arise from time to time, including joint ventures and business acquisitions.

The Company's fleet consists of 42 tankers: 38 Aframax oil tankers and oil/bulk/ore carriers ("O/B/Os"), two smaller oil tankers, one Very Large Crude Carrier ("VLCC") and, through a joint venture, a 50% interest in one additional Aframax oil tanker. The Company's vessels are all of Liberian or Bahamian registry. The Company's fleet has a total cargo capacity of approximately 4.2 million tonnes and its Aframax vessels represent approximately 8.0% of the total tonnage of the world Aframax fleet. While its fleet modernization program is effectively complete, the Company intends to continue selective purchases of modern, predominantly second-hand, high-quality tankers should such vessels become available.

The Company's fleet is one of the most modern fleets in the world, having an average age of approximately 7.5 years, compared to an average age for the world oil tanker fleet of approximately 14.4 years and for the world Aframax tanker fleet of approximately 12.5 years. A substantial portion of the world tanker fleet will reach 20 years of age in the next three years, including approximately 31% of Aframax tankers; none of the Company's Aframax tankers are more than 17 years of age. In addition, the Company has been recognized by customers and rating services for safety, quality and service. In each of the last five years, Tanker Advisory Center, Inc. (New York) has rated the Company's fleet a "meritorious tanker fleet," a designation which, in the latest publication (March 1996), placed it in the top quarter of fleets containing 10 or more tankers. Given the age profile of the world tanker fleet, the increasing emphasis among customers on quality as a result of stringent environmental regulations, and heightened concerns about liability for oil pollution, the Company believes that its modern fleet and its emphasis on quality and safety provide it with a favorable competitive profile.

Teekay has in the past occasionally entered into joint ventures with other shipping companies, an activity that is common among large shipping companies. Currently, Teekay is actively engaged in one such joint venture: it owns 50% of Viking Consolidated Shipping Corp. ("VCSC"), which in turn owns one Aframax tanker which is on long-term charter to a major oil company.

Through wholly-owned subsidiaries located worldwide, the Company provides substantially all of the operations, ship maintenance, crewing, technical support, shipyard supervision, insurance and financial management services necessary to support its fleet. While certain ship management and commercial operations services are contracted out, the Company believes that it could obtain a replacement provider of these services, or could provide these services internally, without any negative impact on its operations.

The Company has a worldwide chartering staff located in Vancouver, Tokyo, London and Singapore. Each office serves the Company's clients headquartered in such office's region. Fleet operations, vessel positions and charter market rates are monitored around the clock. Management believes that monitoring such information is critical to making informed bids on competitive brokered business. Approximately 80% of the Company's net revenues were derived from spot voyages during fiscal 1996.

The Teekay organization was founded in 1973 by J. Torben Karlshoej to manage and operate oil tankers. Mr. Karlshoej died in October 1992 and was succeeded as Chief Executive Officer by Captain James Hood, who has been with the Company since 1977. Prior to 1985, the Company chartered-in most of the tonnage that it subsequently provided to its transportation customers. As the availability of acceptable chartered-in tonnage declined, management began an expansion of its owned fleet. Since 1985, the Company has significantly expanded and modernized its owned fleet by taking delivery of 38 new vessels and acquiring 26 vessels in the second-hand market, as well as disposing of 13 older (mid-1970's built) tankers over the past three years.

Teekay is incorporated under the laws of the Republic of Liberia and maintains its principal executive headquarters at the Tradewinds Building, Sixth Floor, Bay Street, P.O. Box SS-6293, Nassau, Commonwealth of The Bahamas. Its telephone number at such address is (809) 322-8020. The Company's principal operating offices are located at 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6. Its telephone number at such address is (604) 683-3529.

COMPETITION

International seaborne oil and petroleum products tanker transportation services are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship owner fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by the Company, also operate their own vessels and use such vessels not only to transport their own oil, but also to transport oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager to charterers. Competition in the Aframax segment is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Suezmax (115,000 to 200,000 dwt) size vessels as well as Panamax (50,000 to 75,000 dwt) size vessels can compete for many of the same charters for which the Company competes. Ultra Large Crude Carriers (320,000+ dwt) ("ULCCs"), and VLCCs rarely compete directly with Aframax tankers for specific charters. However, because ULCCs and VLCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades heighten the already intense competition.

The Company competes principally with other Aframax owners through the global tanker charter market, comprised of tanker broker companies which represent both charterers and ship owners in chartering transactions. Within this market, some transactions, referred to as "market cargoes," are offered by charterers though two or more brokers simultaneously and shown to the widest possible range of owners; other transactions, referred to as "private cargoes," are given by the charterer to only one broker and shown selectively to a limited number of owners whose tankers are most likely to be acceptable to the charterer and are in position to undertake the voyage. Management estimates that the Company transacts approximately one-third of its spot voyages from market cargoes, the remainder being either private cargoes or direct cargoes transacted directly with charterers outside this market.

Other large operators of Aframax tonnage include Shell International Marine, a subsidiary of Royal Dutch/Shell Petroleum Corporation, with approximately 25 vessels trading globally (six of which are on time-charter from Sanko Steamship Co. Ltd., an independent Japanese shipping company, and eight of which are on time-charter from various other companies), Neptune Orient Lines Ltd. (owned partially by the Singapore government), with approximately 14 vessels, and Bona Shipholding Limited, which controls approximately 26 vessels. The Company believes that it has significant competitive advantages in the Aframax tanker market as a result of the age, quality, type and dimensions of its vessels and its large market share in the Indo-Pacific Basin. Some competitors of the Company, however, may have greater financial strength and capital resources than the Company.

REGULATION

The business of the Company and the operation of its vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, the Company cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of its vessels. The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels owned by the Company will depend upon a number of factors, the Company believes that it has been and will be able to obtain all permits, licenses and certificates material to the conduct of its operations.

The Company believes that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market and will accelerate the scrapping of older vessels throughout the industry.

ENVIRONMENTAL REGULATION--INTERNATIONAL MARITIME ORGANIZATION ("IMO"). On March 6, 1992, the IMO adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which went into effect on July 6, 1995 in many jurisdictions in which the Company's tanker fleet operates, provide that (i) 25 year-old tankers must be of double-hull construction or of a mid-deck design with double-side construction, unless they have wing tanks or double-bottom spaces, not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (ii) 30 year-old tankers must be of double-hull construction or mid-deck design with double-side construction, and (iii) all tankers will be subject to enhanced inspections. Some classification societies may implement these requirements prior to the effective date of such regulations. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker (i) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (ii) commences a major conversion or has its keel laid on or after January 6, 1994, or (iii) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Under the current regulations, the vessels of the Company's existing fleet will be able to operate for substantially all of their respective economic lives before being required to have double-hulls. Although six of the Company's vessels are 15 years or older, the oldest of such vessels are only 16 years old and, therefore, the requirements currently in effect regarding 25 and 30 year-old tankers will not affect the Company's fleet in the near future. However, compliance with the new regulations regarding inspections of all vessels may adversely affect the Company's operations. The Company cannot at the present time evaluate the likelihood or magnitude of any such adverse effect on the Company's operations due to uncertainty of interpretation of the IMO regulations.

ENVIRONMENTAL REGULATIONS--THE UNITED STATES OIL POLLUTION ACT OF 1990 ("OPA 90"). OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States territorial sea and the two hundred nautical mile exclusive economic zone of the United States.

Under OPA 90, vessel owners, operators and bareboat (or "demise") charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills pertaining to their vessels. These other damages are defined broadly to include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rents, fees and other lost revenues, (iv) lost profits or impairment of earning capacity due to property or natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability would not apply if the incident were proximately caused by violation of applicable

United States federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. The Company currently insures and plans to insure each of its vessels with pollution liability insurance in the amount of $700 million. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on the Company.

Under OPA 90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-in period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore.

OPA 90 expands the pre-existing financial responsibility requirements for vessels operating in United States waters and requires owners and operators of vessels to establish and maintain with the United States Coast Guard (the
"Coast Guard") evidence of insurance or of qualification as a self-insurer or other evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In December 1994, the Coast Guard enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response Compensation and Liability Act liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, or guaranty. Under OPA 90, an owner or operator of more than one tanker will be required only to demonstrate evidence of financial responsibility for the tanker having the greatest maximum liability under OPA 90.

The Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility; and, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain insurance organizations, which typically provide certificates of financial responsibility, including the major protection and indemnity organizations which the Company would normally expect to provide a certificate of financial responsibility on its behalf, declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

The Coast Guard's regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. The Company has complied with the Coast Guard regulations by providing evidence of sufficient self-insurance.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call. Also, under OPA 90 the liability of responsible parties, United States or foreign, with regard to oil pollution damage in the United States is not subject to any international convention.

Owners or operators of tankers operating in United States waters were required to file vessel response plans with the Coast Guard, and their tankers were required to be operating in compliance with their Coast Guard approved plans by August 18, 1993. Such response plans must, among other things, (i) address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge," (ii) describe crew training and drills, and (iii) identify a qualified individual with full authority to implement removal actions. The Company filed vessel response plans with the Coast Guard for the tankers owned by the Company and has received approval for all vessels in its fleet to operate in United States waters.

Outside the United States, many countries have ratified and follow the liability scheme set out in the International Convention on Civil Liability for Oil Pollution Damage 1969 ("CLC"). Under the CLC, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by a discharge of persistent oil, subject to certain complete defenses. Liability currently is limited to approximately $188 per gross registered ton, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited only where the spill is caused by the owner's actual fault or the fault of a third party with whom the owner has a direct contractual relationship. Vessels trading to contracting states must establish evidence of insurance covering the limited liability of the owner.

In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

ENVIRONMENTAL REGULATION--OTHER ENVIRONMENTAL INITIATIVES. The European Community ("EC") is considering legislation that will affect the operation of oil tankers and the liability of owners for oil pollution. It is impossible to predict what legislation, if any, may be promulgated by the EC or any other country or authority.

RISK OF LOSS AND INSURANCE

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses, caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of crude oil is subject to the risk of crude oil spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, and boycotts. Any such event may result in loss of revenues or increased costs.

The Company carries insurance to protect against most of the accident-related risks involved in the conduct of its business and it maintains environmental damage and pollution insurance coverage. The Company does not carry insurance covering the loss of revenue resulting from vessel off-hire time. There can be no assurance, that all covered risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, more stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution.

OPERATIONS OUTSIDE THE UNITED STATES

The operations of the Company are primarily conducted outside of the United States and, therefore, may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where the Company is engaged in business or where its vessels are registered. During fiscal 1996, the Company derived 93% of its total revenues from its operations in the Indo-Pacific Basin. In the past, political conflicts in such regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to, in limited instances, acts of terrorism and piracy. Future hostilities or other political instability in the region could affect the Company's trade patterns and adversely affect the Company's operations and performance.

CREWING AND STAFF

The Company employs approximately 260 captains, chief engineers, chief officers and first engineers, approximately 1,200 additional personnel at sea and approximately 126 personnel ashore.

The Company places great emphasis on attracting, through its recruiting offices in Manila and Glasgow, qualified crew members for employment on the Company's tankers. Recruiting has become an increasingly difficult task for operators in the tanker industry. The Company pays competitive salaries to its personnel and tries to promote, when possible, from within their ranks. Management believes that the well maintained quarters and equipment on the Company's vessels help to attract and retain motivated and qualified seamen and officers. During fiscal 1996, the

Company entered into a Collective Bargaining Agreement with the Philippine Seafarers' Union (PSU), an affiliate of the International Transport Workers' Federation (ITF), which covers substantially all of the Company's junior officers and seamen. The Collective Bargaining Agreement resulted in a small increase in wages and benefits for the vessel crews.

The Company has a cadet training program, the purpose of which is to develop a cadre of future senior officers for the Company, with two specially equipped vessels that are staffed with instructors and trainees. In addition to the basic training that all seamen are required to undergo to achieve certification, the Company provides additional training of as much as one month for all newly hired seamen and junior officers at training facilities in the Philippines. Safety procedures are a critical element of this training and continue to be emphasized through the Company's onboard training program. Management believes that high quality manning and training policies will play an increasingly important role in distinguishing larger independent tanker companies which have in-house (or affiliate) capabilities, from smaller companies that must rely on outside ship managers and crewing agents.

The Company has obtained through Det Norske Veritas, the Norwegian classification society, ISO 9000 certification to standards of total quality management. ISO 9000 is a series of international standards for quality systems; ISO 9002 is the standard most commonly used in the shipping industry. The Company has also retained Det Norske Veritas for the audit and implementation of the International Safety Management (ISM) code, which are required by the IMO to be completed before July 1, 1998.

CUSTOMERS

Customers of the Company include major oil companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities dependent upon the Aframax trade. No single customer has accounted for more than 10% of the Company's consolidated revenues or net income in any of the last three fiscal years.

TAXATION OF THE COMPANY

The legal jurisdictions of the countries in which the Company and its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

ITEM 2.  DESCRIPTION OF PROPERTY

THE COMPANY'S FLEET

The following fleet list provides information with respect to the Company's vessels as at April 30, 1996.

                                                   Year                                           %
                                      Series/Yard   Built   Type    Dwt-MT        Flag        Ownership
AFRAMAX TANKERS (39)
POUL SPIRIT . . . . . . . . . .        Onomichi    1995       DH     98,600       Liberian       100%
TORBEN SPIRIT . . . . . . . . .        Onomichi    1994       DH     98,500       Bahamian       100%
SAMAR SPIRIT  . . . . . . . . .        Onomichi    1992       DH     98,640       Bahamian       100%
LEYTE SPIRIT  . . . . . . . . .        Onomichi    1992       DH     98,744       Bahamian       100%
LUZON SPIRIT  . . . . . . . . .        Onomichi    1992       DH     98,629       Bahamian       100%
MAYON SPIRIT  . . . . . . . . .        Onomichi    1992       DH     98,507       Bahamian       100%
TEEKAY SPIRIT . . . . .     . .        Onomichi    1991       SH    100,336       Bahamian       100%
PALMSTAR LOTUS  . . . . . . . .        Onomichi    1991       SH    100,314       Bahamian       100%
PALMSTAR THISTLE  . . . . . . .        Onomichi    1991       SH    100,289       Bahamian       100%
PALMSTAR ROSE . . . . . . . . .        Onomichi    1990       SH    100,202       Bahamian       100%
PALMSTAR POPPY  . . . . . . . .        Onomichi    1990       SH    100,031       Bahamian       100%
ONOZO SPIRIT  . . . . . . . . .        Onomichi    1990       SH    100,020       Bahamian       100%
PALMSTAR CHERRY . . . . . . . .        Onomichi    1990       SH    100,024       Bahamian       100%
PALMSTAR ORCHID . . . . . . . .        Onomichi    1989       SH    100,047       Bahamian       100%
VICTORIA SPIRIT (OBO) . . . . .        Hyundai     1993       DH    103,153       Bahamian       100%
VANCOUVER SPIRIT (OBO)  . . . .        Hyundai     1992       DH    103,203       Bahamian       100%
SHILLA SPIRIT . . . . . . . . .        Hyundai     1990       SH    106,677       Liberian       100%
ULSAN SPIRIT  . . . . . . . . .        Hyundai     1990       SH    106,679       Liberian       100%
NAMSAN SPIRIT . . . . . . . . .        Hyundai     1988       SH    106,670       Liberian       100%
PACIFIC SPIRIT  . . . . . . . .        Hyundai     1988       SH    106,665       Liberian       100%
PIONEER SPIRIT  . . . . . . . .        Hyundai     1988       SH    106,671       Liberian       100%
FRONTIER SPIRIT . . . . . . . .        Hyundai     1988       SH    106,668       Liberian       100%
SENANG SPIRIT . . . . . . . . .        Imabari     1994       DH     95,649       Bahamian       100%
SEBAROK SPIRIT  . . . . . . . .        Imabari     1993       DH     95,700       Liberian       100%
SERAYA SPIRIT . . . . . . . . .        Imabari     1992       DS     97,119       Bahamian       100%
SENTOSA SPIRIT  . . . . . . . .        Imabari     1989       DS     97,163       Liberian       100%
ALLIANCE SPIRIT . . . . . . . .        Imabari     1989       DS     97,088       Bahamian       100%
SEMAKAU SPIRIT  . . . . . . . .        Imabari     1988       DS     97,172       Liberian       100%
SUDONG SPIRIT . . . . . . . . .        Imabari     1987       DS     98,215       Liberian       100%
GALAXY RIVER* . . . . . . . . .        Imabari     1987       DS     96,960       Liberian         0%
KYUSHU SPIRIT . . . . . . . . .        Mitsubishi  1991       DS     95,562       Bahamian       100%
KOYAGI SPIRIT . . . . . . . . .        Mitsubishi  1989       SH     95,987       Liberian       100%
AMERSHAM  . . . . . . . . . . .        Sumitomo    1981       SH     88,360       Liberian        50%
OPPAMA SPIRIT . . . . . . . . .        Sumitomo    1980       SH     90,333       Bahamian       100%
MAGELLAN SPIRIT . . . . . . . .        Hitachi     1985       DS     95,000       Liberian       100%
PALM MONARCH  . . . . . . . . .        Mitsui      1981       SH     89,922       Liberian       100%
MENDANA SPIRIT  . . . . . . . .        Namura      1980       SH     81,657       Bahamian       100%
HONSHU SPIRIT . . . . . . . . .        Tsuneishi   1979       SH     88,250       Bahamian       100%
TASMAN SPIRIT** . . . . . . . .        Onomichi    1979       SH     87,588       Liberian       100%

OTHER TANKERS (3)

MUSASHI SPIRIT  . . . . . . . .        Sasebo      1993       SH    280,654       Bahamian       100%
SCOTLAND  . . . . . . . . . . .        Mitsubishi  1982       DS     40,794       Bahamian       100%
CHIBA SPIRIT  . . . . . . . . .        Mitsui      1980       DB     60,874       Bahamian       100%
                                                                 ----------
                                                                  4,209,316
                                                                ===========

- ------------------------

DH Double-hull tanker
DB Double-bottom tanker
DS Double-sided tanker
SH Single-hull tanker
OBO Oil/Bulk/Ore carrier
*Vessel time-chartered for one year with purchase obligation.
**Pre-MARPOL vessel, i.e., non-segregated ballast tanks.

Many of the Company's vessels have been designed and constructed as substantially identical sister ships. Such vessels can, in many situations, be interchanged, providing scheduling flexibility and greater capacity utilization. In addition, spare parts and technical knowledge can be applied to all the vessels in the particular series, thereby generating operating efficiencies.

During fiscal 1996, the Company sold its two remaining mid-1970's-built tankers (BRILLIANCY, OSHIMA SPIRIT), acquired two second-hand double-sided Aframax tankers (SUDONG SPIRIT, ALLIANCE SPIRIT) and one second-hand single-hull Aframax tanker (MAGELLAN SPIRIT) and took delivery of one double-hull newbuilding (POUL SPIRIT). In April 1996, the Company acquired another second-hand double-sided Aframax tanker (SEMAKAU SPIRIT). In addition, the Company has entered into an agreement to time-charter a second-hand doublesided Aframax tanker (GALAXY RIVER) for a period of one year and, at the end of such time, to purchase the vessel for $26.5 million. The Company has also entered into an agreement for the construction of a double-hull Aframax tanker for a cost of $44.5 million, scheduled for delivery in July 1997.

The Company purchased the ALLIANCE SPIRIT from its 50%-owned joint venture, VCSC, which now owns one Aframax tanker (AMERSHAM) on a long-term time charter to a major oil company. VCSC is 50% directly owned by Teekay and 50% owned by a company associated with Mr. Thomas Kuo-Yuen Hsu, a director of Teekay.

See note 7 to the Consolidated Financial Statements for information with respect to major encumbrances against vessels of the Company.

CLASSIFICATION AND INSPECTION

All of the Company's vessels have been certified as being "in class" by their respective classification societies: Nippon Kaiji Kyokai, Lloyds Register, Det Norske Veritas or American Bureau of Shipping. Every commercial vessel's hull and machinery is "classed" by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year ("Annual Survey"), every two to three years ("Intermediate Survey") and every four to five years ("Special Survey"). Most vessels are also required, as part of the Intermediate Survey process, to be dry-docked every 24 to 30 months for inspection of the underwater parts of the vessel and for necessary repair related to such inspection. A number of the Company's vessels have qualified with their respective classification societies for drydocking only every five years in connection with the Special Survey and are no longer subject to the Intermediate Survey drydocking process. To so qualify, the Company was required to enhance the resiliency of the underwater coatings of each such vessel as well as to install apparatus on each vessel to accommodate thorough underwater inspection by divers.

In addition to the classification inspections, many of the Company's customers, including the major oil companies, regularly inspect the Company's vessels as a precondition to chartering voyages on such vessels. In each of the last five years, Tanker Advisory Center, Inc. (New York) has rated the Company's fleet a "meritorious tanker fleet," a designation which , in the latest publication (March 1996), placed it in the top quarter of fleets containing 10 or more tankers. Management believes that the Company's well-maintained, high quality tonnage should provide it with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Company employees perform much of the necessary ordinary course maintenance and regularly inspect all of the Company's vessels, both at sea and while the vessels are in port. Vessels are inspected two to four times per year using predetermined and rigorous criteria. Each vessel is examined and specific notations are made, and recommendations are given for improvements to the overall condition of the vessel, maintenance, safety and crew welfare.

ITEM 3.  LEGAL PROCEEDINGS

GENERAL

The Company is party, as plaintiff or defendant, to a variety of lawsuits for damages arising principally from personal injury and property casualty claims. Such claims are covered by insurance, subject to customary deductibles. Management believes that such claims will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

NAGASAKI SPIRIT

On September 20, 1992, the Nagasaki Spirit, a vessel capital leased by one of the wholly owned shipowning subsidiaries of Teekay, was struck by another ship, the Ocean Blessing, in the Strait of Malacca, between Malaysia and Indonesia. The Nagasaki Spirit was towed to Singapore where after inspection it was declared a constructive total loss. The Company received approximately $53 million in insurance proceeds from the hull underwriters of the Nagasaki Spirit, a portion of which was used to repay indebtedness on the vessel.

A number of claims have arisen as a result of the collision, and proceedings are presently pending in the High Court of Singapore in order to determine liability for the collision and the amount of damages recoverable. Claims by the dependents of the crew of the Nagasaki Spirit have been settled. Claims of approximately $1.4 million and $2.5 million for the cost of clean up of the oil pollution caused by the Nagasaki Spirit and associated costs were made by the Department of Environment for the Government of Malaysia and by the Government of Indonesia, respectively. These claims have been settled for approximately $700,000 and $600,000, which were covered by insurance. While it is possible that pollution damage claims may be asserted by others, the Company believes that any liability it may have for such claims will be well within the applicable limit of $700 million of insurance coverage per vessel per incident. There is no deductible applicable to the pollution liability coverage. There are also claims pending by some of the owners of cargo aboard the Ocean Blessing against the Company in excess of $27 million. The liability, if any, of the Company in respect of these claims is covered by insurance. The owners of the cargo aboard the Nagasaki Spirit have agreed not to pursue any claims they may have against the Company.

A claim by a salvor for salvage and special compensation was arbitrated in London. The award for salvage will be a priority claim against the proceeds of the sale of the Nagasaki Spirit, which are currently lodged with the Singaporean Court. The proceeds of the sale were approximately $9.0 million; the salvage award was approximately $4.9 million against the owners. The award for special compensation in the amount of approximately $2.25 million was appealed and overturned by the appeal arbitrator. On successive appeals, both the High Court of Justice and the Court of Appeals in London upheld the appeal arbitrator's findings that no special compensation was payable. The claim for special compensation is now subject to an appeal to the House of Lords in London, for which hearing dates of October 7-9, 1996 have been fixed. The liability for salvage and any special compensation is covered by insurance.

Management does not believe that the result of the pending litigation involving the Nagasaki Spirit will have a material adverse effect upon the Company. However, no assurance can be given that additional litigation will not be commenced as a result of such collision. The Company believes that any claims established by additional litigation arising out of such collision would be fully covered by insurance.

LITIGATION AGAINST THE ESTATE OF THE COMPANY'S FOUNDER

In May 1993, a lawsuit against the original representative of the estate (the "Estate") of the Company's founder, J. Torben Karlshoej, was filed in the Supreme Court of British Columbia (the "B.C. Court") by Mr. Karlshoej's first wife. The plaintiff, who was divorced from Mr. Karlshoej in 1971, two years prior to the founding of the Teekay organization, alleges that she is entitled to, among other things, an accounting of the Estate, a share of the Estate or support from the Estate, specific performance of an express or an implied agreement to compensate her or, alternatively, damages for breach of that agreement, quantum meruit and/or restitution for unjust enrichment. In April 1995, the plaintiff filed with the B.C. Court a notice of motion to amend her statement of claim to add a number of additional parties as defendants, including Teekay, certain of Teekay's subsidiaries, the Cirrus Trust, a trust organized under the laws of the Turks and Caicos Islands, and the JTK Trust, a trust organized under the laws of the Bahamas (the "Trusts"), and certain of Teekay's officers and directors, including Mr. James Hood and Mr. Arthur Coady, and to amend her claim to include an interim order preventing transfers or other dispositions of Estate property, declaring that all or a portion of certain assets are held by the Estate or other proposed additional defendants in trust for her and conveying such interest in the property to her. The plaintiff's motion to amend her statement of claim has been adjourned and has not yet been heard by the B.C. Court.

In materials filed in support of her motion, plaintiff alleges the need to add the proposed additional defendants as parties based upon their control of property in which she is claiming an interest and their ability to provide plaintiff with information required to inform her of the size and nature of the assets to which she claims entitlement. The proposed amended statement of claim, which has not yet been filed or served upon Teekay or the other proposed additional defendants, sets forth certain factual allegations and legal theories not contained in the original statement of claim, including allegations as to the existence of an express or constructive trust that would give plaintiff an undivided interest in up to one-half of the assets directly or indirectly held by Mr. Karlshoej at any time following the divorce, including the capital stock of Teekay. In the statement of claim, as proposed to be amended, plaintiff alleges various facts to support her claims, including, among other things, that: (i) a separation agreement executed by plaintiff and Torben Karlshoej in connection with their divorce in 1971 should be declared null and void because plaintiff lacked the capacity to enter into such an agreement (or, in the alternative, that plaintiff executed such agreement under duress, undue influence, unconscionability, fraud, mistake and unfairness); and (ii) notwithstanding their divorce and the plaintiff's and Torben Karlshoej's subsequent marriages, they "re-commenced" their "spousal relationship" and, based on Mr. Karlshoej's promise to provide financial support to the plaintiff, plaintiff provided certain services to Mr. Karlshoej. The amended statement of claim also seeks certain additional relief, including a declaration that the Estate and the proposed additional defendants hold a portion of any interest in Teekay and its assets in trust for the plaintiff, and an order to prevent Teekay and the other proposed additional defendants from disposing of any assets in which plaintiff claims an interest.

The Company believes that plaintiff's proposed claims are without merit and that there are several meritorious defenses to such claims. First, the Company believes that the plaintiff faces many obstacles to any successful claim against the Estate or the proposed additional defendants, including establishing the invalidity of the separation agreement and of the property transfers made by Mr. Karlshoej during his lifetime, including the transfers of the capital stock of the Company into the Trusts. The Company also believes that there may be insufficient jurisdictional grounds for the plaintiff to add Teekay or its subsidiaries as defendants in the lawsuit and that, even if Teekay and its subsidiaries do become named defendants, the plaintiff has not stated a sustainable basis for a claim against Teekay or its assets. The Company believes that, in the unlikely event that the plaintiff were successful at all phases of the lawsuit, the result would be an award of money damages against the Estate or of specific property held by the Estate or brought into the Estate through invalidation of the transfers of property made by Mr. Karlshoej to the Trusts. If plaintiff were awarded shares of Teekay's capital stock currently held by the Trusts, or if such shares were otherwise required to be sold in order to satisfy a judgment in the plaintiff's favor, a change in control of Teekay could result. The Company believes that the possibility of invalidations of the property transfers, including transfers of the capital stock of the Company to the Trusts, and the possible change of control that could occur, are remote. Teekay intends, if added as a defendant, to vigorously defend against the plaintiff's claims. Based upon the advice of its counsel, including an assessment of the defenses available to the Company and the defects in plaintiff's claims, the Company does not anticipate that the outcome of the lawsuit will have a material adverse effect upon it or its assets.

ITEM 4.  CONTROL OF REGISTRANT

PRINCIPAL SHAREHOLDERS

(a) The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

(b) The following table sets forth certain information regarding (i) ownership of Teekay's common stock as of March 31, 1996 by all persons known to Teekay to own more than 10 percent of the common stock and
         (ii) the total amount of capital stock owned by all officers and directors of Teekay as a group as of such date:

                               Identity of Person
    Title of Class                  or Group                Amount Owned        Percent of Class
    ---------------                 ---------               ------------        ----------------
Common Stock, no par value       Cirrus Trust             18,161,881 shares         65.1%
                                 JTK Trust                 2,815,880 shares         10.1
                                 All officers and                   *                 *
                                 directors as a group
                                 (17 persons)

(c) The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.
- -------------
         *   Less than one percent of outstanding shares.

ITEM 5.  NATURE OF TRADING MARKET

There has not previously been an active public market within or outside the United States for Teekay's 9 5/8% First Preferred Ship Mortgage Notes due 2003. Teekay does not intend to list these Notes on any securities exchange or to seek approval for quotation through any automated quotation system.

Teekay's 8.32% First Preferred Ship Mortgage Notes due 2008 are listed for trading on the New York Stock Exchange. These Notes were first offered on the market January 19, 1996. As this security has not been trading for a full quarter, no price information is given here.

On July 19, 1995, the Company's common stock listed for trading on the New York Stock Exchange (NYSE- TK). The following table shows high and low prices for the two full quarters that the shares have been listed on the NYSE. The figures have been compiled from Bloomberg.

Fiscal 1996                High      Low
                       -------------------
                         (in U.S. Dollars)
Third quarter
Oct. 1 - Dec. 31, 1995     24 7/8     23

Fourth quarter
Jan. 1 - Mar. 31, 1996     27         23 1/4

Approximately 25% of all outstanding shares at March 31, 1996 were held in the U.S.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

(a) The Company is not aware of any governmental laws, decrees or regulations in the Company's country of organization that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to nonresident holders of the

         Company's securities.

(b) The Company is not aware of any limitations on the right of nonresident or foreign owners to hold or vote securities of the Company imposed by foreign law or by the charter or other constituent document of the Company.

ITEM 7.  TAXATION

Since (i) Teekay Shipping Corporation is and intends to maintain its status as a "non-resident Liberian entity" under the Liberian Internal Revenue Code, (ii) the Company is not now carrying on, and in the future does not expect to carry on, any operations within the Republic of Liberia, and (iii) Teekay's 9 5/8% First Preferred Ship Mortgage Notes and 8.32% First Preferred Ship Mortgage Notes and all documentation related to these Notes and to the public offering of Teekay's common stock were executed outside of the Republic of Liberia, and assuming the holders of these Notes and the common stock neither reside in, maintain an office in, nor engage in business in, the Republic of Liberia, under current Liberian law, no taxes or withholdings are imposed by the Republic of Liberia on payments to be made in respect of the Notes or on distributions made in respect of the common stock. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of Liberia on the ownership or disposition of the common stock by holders thereof.

ITEM 8.  SELECTED FINANCIAL DATA

Set forth below are selected consolidated financial and other data of the Company for the five fiscal periods ended March 31, 1996, which have been derived from the Company's Consolidated Financial Statements. The data below should be read in conjunction with the Consolidated Financial Statements and the notes thereto and the report of Ernst & Young, independent Chartered Accountants, with respect to the statements for the fiscal periods ended March 31, 1996, 1995 and 1994, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company changed its fiscal year end from April 30 to March 31, effective March 31, 1994, in order to facilitate comparison of the Company's operating results to those of other companies within the transportation industry on a calendar quarter basis.

                                                                        11 MONTH
                                                 FISCAL YEAR          PERIOD ENDED        FISCAL YEAR
                                                ENDED MARCH 31,         MARCH 31,        ENDED APRIL 30,
                                                ---------------                         ----------------
                                               1996         1995          1994(1)       1993       1992
                                            ---------     ---------    ----------    ---------   ---------
                                       (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER DAY DATA AND RATIOS)

STATEMENT OF INCOME DATA:
Voyage revenues . . . . . . . . . . . . .   $ 336,320     $ 319,966    $ 317,742     $ 336,994   $ 414,104
Voyage expenses . . . . . . . . . . . . .      90,575        84,957       81,052       108,805     118,678
Net voyage revenues . . . . . . . . . . .     245,745       235,009      236,690       228,189     295,426
Income from vessel operations . . . . . .      75,048        50,833       59,128        36,915     123,354
Interest expense  . . . . . . . . . . . .     (61,679)      (64,321)     (48,064)      (47,374)    (39,015)
Interest income.  . . . . . . . . . . . .       6,471         5,904        2,904         1,156       2,369
Other income  . . . . . . . . . . . . . .       9,895        11,848       11,777        37,862       9,981
Income from continuing operations before
  foreign exchange gain (loss)  . . . . .      29,735         4,264       25,745        28,559      96,689
Foreign exchange gain (loss)(2) . . . . .        (665)          991       (1,532)      (77,917)     (7,026)
Net income (loss) from continuing operations   29,070         5,255       24,213       (49,358)     89,663
Net income from discontinued operations .         -             -          5,945         1,890      1,323
Cumulative effect of change in accounting for
  marketable securities . . . . . . . . .         -           1,113          -             -           -
Net income (loss) . . . . . . . . . . . .      29,070         6,368       30,158       (47,468)     90,986

PER SHARE DATA:
Net income (loss) from continuing operations   $ 1.17        $ 0.29       $ 1.35       $ (2.74)     $ 6.18
Cumulative effect of change in accounting for
  marketable securities . . . . . . . . .         -            0.06          -             -           -
Net income (loss) . . . . . . . . . . . .        1.17          0.35         1.68         (2.64)       6.27
Cash dividends declared per share . . . .        0.48           -            -             -           -
Weighted average shares outstanding
  (thousands) . . . . . . . . . . . . . .      24,837        18,000       18,000        18,000      14,500

BALANCE SHEET DATA (AT END OF PERIOD):
Cash and marketable securities  . . . . .    $ 99,790      $ 85,739    $ 107,246      $ 48,770    $ 26,239
Total assets  . . . . . . . . . . . . . .   1,355,301     1,306,474    1,405,147     1,368,966   1,237,942
Total debt  . . . . . . . . . . . . . . .     725,842       842,874      945,611       884,813     756,454
Total stockholders' equity  . . . . . . .     599,395       439,066      433,180       403,022     442,990

OTHER FINANCIAL DATA:
EBITDA (3)  . . . . . . . . . . . . . . .   $ 166,233     $ 146,756    $ 151,364     $ 136,123   $ 214,196
Cash earnings (4) . . . . . . . . . . . .     113,338       100,699      115,647       126,170     183,164
EBITDA to interest expense (3) (5)  . . .        2.69x         2.28x        3.04x         2.59x       4.70x
Total debt to EBITDA (1) (3)  . . . . . .        4.37          5.74         5.83          6.50        3.53
Total debt to total capitalization  . . .        54.8%         65.7%        68.6%         68.7%       63.1%
Net debt to capitalization (6)  . . . . .        51.1          63.3         65.9          67.5        62.2
Capital expenditures:
  Vessel purchases, gross . . . . . . . .   $ 123,843      $  7,465    $ 163,509     $ 334,733   $ 373,501
  Drydocking  . . . . . . . . . . . . . .      11,641        11,917       13,296        16,440       6,240

FLEET DATA:
Average number of ships (7) . . . . . . .          39            42           45            50          46
Average age of Company's Aframax fleet (in
  years) (8)  . . . . . . . . . . . . . .         7.4           6.7          7.4           8.0         7.7
TCE per ship per day (7)(9) . . . . . . .    $ 18,438      $ 16,552     $ 17,431      $ 13,722    $ 19,270
Vessel operating expenses per ship per
  day (7)(10) . . . . . . . . . . . . . .       4,787         4,748        4,879         4,276       4,245
Operating cash flow per ship per day (11)      10,613         8,944        9,133         6,511      10,999
 (Footnotes on following page)

(Footnotes for previous page)

(1) For the 12 months ended March 31, 1994, voyage revenues were $345.0 million; income from vessel operations was $62.7 million; net income was $32.0 million; EBITDA was $162.3 million; and cash earnings were $123.2 million. For the eleven-month period ended March 31, 1994, EBITDA for the 12 months ended March 31, 1994 was used for purposes of computing total debt to EBITDA, in order to facilitate comparisons to other periods. See "Change in fiscal year end" in Note 1 to the Consolidated Financial Statements.

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

(5) For purposes of computing EBITDA to interest expense, interest expense includes capitalized interest.

(6) Net debt represents total debt less cash, cash equivalents and marketable securities.

(7)   Excludes vessels of discontinued operations and the joint venture.

(8) Average age of Company's Aframax fleet is the average age, at the end of the relevant period, of the Aframax tankers and O/B/Os owned or leased by the Company (including joint venture vessels).

(9) TCE (or "time charter equivalent") is a measure of the revenue performance of a vessel, which, on a per voyage basis, is generally determined by Clarkson Research Studies Ltd. ("Clarkson") and other industry data sources by subtracting voyage expenses (except commissions) which are incurred in transporting cargo (primarily bunker fuel, canal tolls and port fees) from gross revenue per voyage and dividing the remaining revenue by the total number of days required for the round-trip voyage. For purposes of calculating the Company's average TCE for the year, TCE has been calculated consistent with Clarkson's method, by deducting total voyage expenses (except commissions) from total voyage revenues and dividing the remaining sum by the Company's total voyage days in the year.

(10) Vessel operating expenses consist of all expenses relating to the operation of vessels (other than voyage expenses), including crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses, including communications. Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expense, port fees and canal tolls. Ship days are calculated on the basis of a 365-day year multiplied by the average number of vessels in the Company's fleet for the respective year.

(11) Operating cash flow represents income from vessel operations, plus depreciation and amortization expense, less drydock expense. Ship days are calculated on the basis of a 365-day year multiplied by the average number of vessels in the Company's fleet for the respective year. Operating cash flow is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders, and government agencies, principally in the region spanning from the Red Sea to the U.S. West Coast. The Company's fleet consists of 42 tankers, including 38 Aframax oil tankers and oil/bulk/ore carriers, two smaller tankers, one VLCC and, through a joint venture, a 50% interest in an additional Aframax tanker, for a total cargo-carrying capacity of approximately 4.2 million tonnes.

Approximately 80% of the Company's net revenue is currently derived from spot voyages. This dependence on spot voyages, which is within industry norms, contributes to the volatility of the Company's revenue, cash flow from operations, and net income. The balance of the Company's revenue is generated by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period at a fixed rate; and by contracts of affreightment, whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a specified period of time. Management believes that the Company has a competitive advantage over other tanker owners in the Aframax spot market.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability resulting from changes in the supply of and demand for tankers. Additionally, tanker markets have exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable winter weather patterns which tend to disrupt vessel scheduling.

RESULTS OF OPERATIONS

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by revenue-generating ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

FISCAL 1996 VERSUS FISCAL 1995

Teekay's net income was $29.1 million, or $1.17 per share, in fiscal 1996, up from $6.4 million, or 35 cents per share, in fiscal 1995, reflecting an improvement in the tanker charter market accompanied by a relatively stable cost environment.

During fiscal 1995, the Company disposed of six older, mid-1970s-built tankers, and during fiscal 1996, the Company disposed of its remaining two such vessels and added four newer Aframax tankers to its fleet. As a result, the Company's fleet was 7.1% smaller on average in fiscal 1996 than in fiscal 1995.

Net voyage revenues were $245.7 million in fiscal 1996, an increase of 4.6% as compared to fiscal 1995, despite the decrease in average fleet size. This reflects an improvement in tanker charter market conditions, with an average TCE rate of $18,438 in fiscal 1996, up 11.4% from $16,552 in fiscal 1995.

Total operating expenses, including vessel operating expenses, depreciation and amortization, and general and administrative expenses, decreased 7.3% to $170.7 million in fiscal 1996, from $184.2 million in fiscal 1995. Depreciation and amortization and vessel operating expenses decreased as a result of the reduction in average fleet size. Depreciation and amortization was further reduced by a revision to estimates of residual values of the Company's vessels, which reduced depreciation expense by approximately $9.4 million in fiscal 1996. Depreciation and amortization expense included amortization of drydocking costs of $8.6 million in fiscal 1996 and $10.3 million in fiscal 1995. General and administrative expenses rose 11.5% to $16.7 million in fiscal 1996 as a result of increases in expenditures on crew training and senior management compensation, and increased administrative costs subsequent to the acquisition of Teekay Shipping Limited in March 1995.

The combination of increased voyage revenues and lower total operating expenses resulted in a 47.6% increase in income from vessel operations, to $75.0 million in fiscal 1996 from $50.8 million in fiscal 1995.

Interest expense decreased 4.1% to $61.7 million in fiscal 1996, from $64.3 million in fiscal 1995, reflecting a continued decline in the Company's total debt, partially offset by higher interest rates. Interest income increased to $6.5 million in fiscal 1996, from $5.9 million in fiscal 1995, as a result of higher interest rates and an increase in average cash and marketable securities balances.

Other income during fiscal 1996 was $9.2 million, consisting primarily of an $8.8 million gain on the sale of two vessels. Other income during fiscal 1995 was $12.8 million, consisting primarily of an $18.2 million gain on the sale of six vessels, partially offset by $4.3 million in losses on available-for-sale securities and a $2.1 million equity loss from the Company's 50% investment in Viking Consolidated Shipping Corp. ("VCSC").

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

Teekay's net income was $6.4 million in fiscal 1995, down from $30.2 million in fiscal 1994, reflecting a weaker tanker charter market in fiscal 1995. Fiscal 1995 results were also affected by a decline in average fleet size from 45 to 42 vessels.

Net voyage revenues were $235.0 million in fiscal 1995 as compared to $236.7 million in fiscal 1994, representing an 8.2% decrease on an annualized basis from fiscal 1994, primarily as a result of the decline in average fleet size and continuing weak charter markets. The Company's average TCE rate was $16,552 in fiscal 1995, down from $17,431 in fiscal 1994.

Total operating expenses increased from $177.6 million in fiscal 1994 to $184.2 million in fiscal 1995, but on an annualized basis total operating expenses decreased by 4.7%. Vessel operating expenses decreased 9.9% on an annualized basis, to $72.7 million in fiscal 1995, primarily as a result of the decline in fleet size. Depreciation and amortization decreased 1.0% on an annualized basis to $96.4 million in fiscal 1995 primarily as a result of the decline in fleet size, partially offset by a higher average cost base during fiscal 1995, resulting from the sale of some of the Company's older vessels, whose annual depreciation was lower than the fleet average. Depreciation and amortization included amortization of drydocking costs of $10.3 million in fiscal 1995 and $11.8 million in fiscal 1994. General and administrative expenses were $15.0 million in fiscal 1995, virtually unchanged from fiscal 1994 on an annualized basis.

As a result of the decrease in fleet size and weak charter markets, income from vessel operations decreased to $50.8 million in fiscal 1995 from $59.1 million in fiscal 1994. On an annualized basis, this represents a 19.0% decline from fiscal 1994.

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

Other income during fiscal 1995 was $12.8 million, and included an $18.2 million gain on the sale of six vessels and a $2.1 million equity loss from the Company's 50% investment in VCSC during the period. Other income during fiscal 1994 was $10.2 million, and included a $12.3 million gain on the sale of six vessels and $1 million in equity income from VCSC.

During fiscal 1994 the Company had net income from discontinued operations of $5.9 million, primarily as a result of a $5.7 million gain arising on the sale of nine multipurpose dry cargo vessels obtained in connection with the divestiture of the Company's investment in Baltimar Overseas Limited.

The following table illustrates the relationship between fleet size (measured in ship-days), time charter equivalent ("TCE") per revenue-generating ship-day performance, and operating results per calendar ship-day:


                                                                                       Eleven
                                                  Year Ended       Year Ended        Months Ended
                                                  March 31/96      March 31/95       March 31/94
- ---------------------------------------------------------------------------------------------------
 Total calendar ship-days                                14,310          15,315             15,023

 Non-revenue days                                           698             822              1,140
- ---------------------------------------------------------------------------------------------------
 Revenue-generating ship-days (A)                        13,612          14,493             13,883
- ---------------------------------------------------------------------------------------------------
 Net voyage revenue before commissions (B)             $250,981        $239,888           $241,994
 (000's)
- ---------------------------------------------------------------------------------------------------
 Time charter equivalent (or TCE) (B/A)                 $18,438         $16,552            $17,431
- ---------------------------------------------------------------------------------------------------
 Operating results per calendar ship-day:

      Net voyage revenue                                $17,173         $15,345            $15,755

      Vessel operating expense                            4,787           4,748              4,879

      General and administrative expense                  1,171             981                956

 Drydocking expense                                         602             672                787
- ---------------------------------------------------------------------------------------------------
 Operating cash flow per calendar ship-day              $10,613          $8,944             $9,133
===================================================================================================


LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1996, the Company undertook further steps to improve its financial position and liquidity. In July 1995, the Company completed an initial public offering of common stock, and used the $137.6 million net proceeds to boost liquidity and reduce debt. In addition, $448 million of existing debt was refinanced during the year in order to take advantage of lower interest rates and an improved credit profile. This included a $225 million offering of 8.32% First Preferred Ship Mortgage Notes, due 2008, the proceeds of which were used to refinance existing floating rate debt, and the establishment of a $223 million corporate revolving credit facility at improved rates and credit terms. As a result, the Company's total liquidity, including cash, marketable securities and undrawn lines of credit, increased to $195.3 million from $85.7 million, the current portion of long-term debt decreased to $19.1 million from $74.5 million, and debt as a percentage of total capitalization decreased to 54.8% from 65.7%, during fiscal 1996.

Net cash flow from operating activities was $102.7 million in fiscal 1996, compared to $87.5 million in fiscal 1995, and $117.7 million in the eleven months ended March 31, 1994, reflecting an improvement in tanker charter market conditions over the weaker fiscal 1995 year, and in spite of the smaller average fleet size.

During fiscal 1996, the Company acquired three modern, second-hand Aframax tankers, including one vessel previously owned by VCSC, and one newbuilding double-hull Aframax tanker. As a result, capital expenditures for vessels and equipment increased to $79.3 million, net of capital lease financing of $44.5 million, in fiscal 1996 from $7.5 million in fiscal 1995 and $65.7 million in fiscal 1994. The Company sold its two remaining mid-1970s-built tankers in fiscal 1996, completing the disposal of thirteen such vessels during the past three fiscal years. Proceeds from the disposition of vessels totalled $28.4 million in fiscal 1996 and $16.8 million in fiscal 1995. In fiscal 1994, proceeds totalled $86.4 million, and included some vessel sales which were intended to enhance the Company's liquidity. Capital expenditures for drydocking decreased slightly to $11.6 million in fiscal 1996 from $11.9 million in fiscal 1995, and $13.3 million in fiscal 1994, reflecting the reduction in fleet size.

The Company has entered into agreements for a one-year time-charter and subsequent purchase of a modern Aframax tanker, and for the construction of a newbuilding double-hull Aframax tanker scheduled for delivery in July 1997, for a total cost of $71.0 million. The remaining unpaid cost of $68.8 million for these two vessels will be financed through a $35.6 million financing arrangement, existing lines of credit, and cash balances.

The Company made scheduled debt repayments of $57.9 million during fiscal 1996, and $87.6 million in fiscal 1995. During fiscal 1995, the Company also prepaid $15.0 million of long-term debt secured by vessels sold during the year. In October 1995, the Company began making quarterly dividend payments of 21.5 cents per share. Dividend payments during fiscal 1996 were $11.9 million, of which $7.1 million was paid in cash and $4.8 million was paid in the form of common shares issued under the Company's dividend reinvestment plan.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

MANAGEMENT

The directors, executive officers and senior management of the Company are listed below:

NAME                             AGE                          POSITION
- ----                             ----                         --------
Karlshoej, Axel                  55            Director and Chairman of the Board
Hood, James N.                   61            Director, President and Chief Executive
                                                 Officer
Coady, Arthur F.                 62            Director, EVP and General Counsel
Dingman, Michael D.              64            Director
Feder, Morris L.                 79            Director
Hsu, Steve G. K.                 62            Director
Hsu, Thomas Kuo-Yuen             49            Director
Alsleben, Veronica A. E.         45            Managing Director (London)
Antturi, Peter S.                37            Controller (Vancouver)
Chad, Greg                       44            VP, Corporate Services (Vancouver)
Gibson, Esther E.                41            Secretary (Nassau)
Glendinning, David               42            VP, Marine and Commercial Operations
                                                 (Vancouver)
Gurnee, Anthony                  36            VP, Treasurer and Chief Financial Officer
                                                 (Vancouver)
Meldgaard, Mads T.               31            Managing Director (Singapore)
Moller, Bjorn                    38            VP, Group Chartering and Business
                                                 Development (Vancouver)
Nagao, Yoshio                    49            Managing Director (Tokyo)
Patwardhan, Vinay S.             54            SVP, Marine Operations (Vancouver)

Certain biographical information about each of these individuals is set forth below:

VERONICA A. E. ALSLEBEN has been employed in ship chartering since 1973. She joined the Company in 1989 as Chartering Manager and was subsequently promoted to her current position as Managing Director (London). Prior to joining the Company, Ms. Alsleben served as Vice President of a chartering office of an international tanker company in New York City for five years.

PETER S. ANTTURI joined the Company in September 1991 as Manager, Accounting and was promoted to his current position of Controller in March 1992. Prior to joining the Company, Mr. Antturi held senior accounting and finance roles in the shipping industry since 1985.

ARTHUR F. COADY is an Executive Vice President and the General Counsel of the Company. He has served as a Director of Teekay since 1989. He joined the Company after 30 years in private law practice in Canada, having specialized in corporate and commercial law. In July 1995, Mr. Coady was appointed as a Director of the Bahamas Maritime Authority.

GREG CHAD joined the Company in August 1991 as Manager, Personnel. He was promoted in June 1993 to Director, Personnel and in March 1995 to his current position of Vice President, Corporate Services. Mr. Chad has held a number of senior human resources and administration roles in the transportation and communication industries since 1976.

MICHAEL D. DINGMAN is a private investor, industrial company executive and corporate director. He was elected as a Director of Teekay in May 1995. He is Chairman and Chief Executive Officer of The Shipston Group Limited, a diversified international holding company, Chairman of Fisher Scientific International Inc., and a Director of Ford Motor Company. He also serves as Director/Executive to a number of other industrial concerns.

MORRIS L. FEDER is currently President of Worldwide Cargo Inc., a recently formed New York based chartering firm. Mr. Feder has been employed in the shipping industry in excess of 45 years, of which 43 were spent with Maritime Overseas Corporation, from which he retired as Executive Vice President and Director in December 1991. He has also served as Senior Vice President and Director of Overseas Shipholding Group Inc. and was a member of the Finance and Development Committee of the Board of such company. He has served as a Director of Teekay since June 1993. Mr. Feder is a member of the American Bureau of Shipping, the Connecticut Maritime Association and the Association of Shipbrokers and Agents USA Inc.

ESTHER E. GIBSON joined the Company in June 1988. In 1991, she was appointed to the position of Secretary.

CAPTAIN DAVID GLENDINNING joined the Chartering Department of the Company's London office in January 1987. Since then, he has worked in a number of senior positions within the organization including Vice President, Commercial Operations, a position he held for two years prior to his January 1995 promotion to the position of Vice President, Marine and Commercial Operations. Captain Glendinning has 18 years' sea service on oil tankers of various types and sizes and is a Master Mariner with British Class 1 Foreign Going Certificate of Competency.

ANTHONY GURNEE joined the Company in May 1992, as General Manager, Finance and served in that capacity until October 1992, at which time he was promoted to the position of Vice President, Finance & Accounting. In January 1995, his title was changed to Vice President and Chief Financial Officer. Mr. Gurnee is a graduate of the United States Naval Academy and served six years with the United States Navy. Prior to joining the Company, he was a shipping banker with Citibank, N.A. for four years. He is a Member of the Institute of Chartered Shipbrokers (MICS).

CAPTAIN JAMES N. HOOD has held a number of senior positions with the Company since joining the organization in 1977. He was appointed President and Chief Executive Officer of the Company in October 1992. He has served as a Director of Teekay since June 1993. Captain Hood's qualifications include an Extra Master's Certificate of Competency. He is a Fellow of the Institute of Chartered Shipbrokers (FICS), a Fellow of the Nautical Institute (FNI) and a director of Britannia Steam Ship Insurance Association Limited. In addition to his 23 years of shore service in various senior management positions, Captain Hood has served at sea for 19 years, including four years of command experience.

STEVE G. K. HSU is Chairman and Managing Director of Oak Steamship Company Limited, a ship management company based in Hong Kong. Mr. Hsu is a member of the Executive Committee of Hong Kong Shipowners Association and of the Executive Committee of the International Association of Dry Cargo Shipowners (Intercargo), and a council member of the International General Committee of Bureau Veritas. He has served as a Director of Teekay since June 1993.

THOMAS KUO-YUEN HSU has served 24 years with, and is presently Executive Director of, Expedo & Company (London) Ltd., which is part of the Expedo Group of Companies that manages a fleet of seven vessels, ranging in size from 80,000 dwt to 280,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988, and a Lloyd's Underwriting Member since 1983. He has served as a Director of Teekay since June 1993.

AXEL KARLSHOEJ is President of Nordic Industries, a California general construction firm with whom he has served for the past 23 years. He is the older brother of the late J. Torben Karlshoej, the founder of the Company. He has served as a Director and Chairman of the Board of Teekay since June 1993.

MADS T. MELDGAARD joined the Company's Chartering Department in January 1986 and served in the European and Singapore offices until December 1991, when he was appointed Chartering Manager in the Vancouver office. Mr. Meldgaard was promoted in January 1994 to General Manager, Chartering and again in September 1995 to his current position as Managing Director (Singapore).

BJORN MOLLER spent three years in the Company's European office before being promoted to the position of Vice President, Chartering in 1988. Mr. Moller served in this capacity for six years until his January 1994 appointment to the position of Vice President, Planning and Development, later being promoted in January 1995 to his current position as Vice President, Group Chartering and Business Development. Prior to joining the Company, Mr. Moller spent 10 years with East Asiatic Company, including four years in tanker chartering and operations.

YOSHIO NAGAO has been employed in the shipping industry for the past 29 years and is qualified as a Chief Engineer. He joined the Company from Sanko Steamship Co. Ltd., a Japanese ship owning company, where he served as Manager of their Technical Department. Mr. Nagao has served as Managing Director (Tokyo) since joining the Company in 1985.

CAPTAIN VINAY S. PATWARDHAN has held senior positions with the Company since joining the organization in 1981 including Vice President, Ship Management, a position he held from January 1986 through January 1995, when he was promoted to his current position: Senior Vice President, Marine Operations. Captain Patwardhan has been employed in the shipping industry for the past 35 years, having experience in crude tanker, product carrier, O/B/O, ore oiler, container, general cargo and bulk carrier operations, with 11 years of command experience. Captain Patwardhan is a Master Mariner with Foreign Going Certificate of Competency.

MANAGEMENT SUCCESSION

The Resource Committee of Teekay's Board of Directors is conducting a search to identify a potential candidate for the position of Chief Operating Officer of the Company. The creation of the Chief Operating Officer position is intended to facilitate an orderly leadership succession upon the eventual retirement of Captain James N. Hood as Chief Executive Officer.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate annual compensation paid to the 12 executive officers and senior managers listed in Item 10 above was $2,291,884 for fiscal 1996, a portion of which was attributable to payments made pursuant to bonus plans of the Company, which consider both Company and individual performance for a given period. Currently, the non-employee directors of Teekay receive, in the aggregate, approximately $100,000 for their services and reimbursement of their out-of-pocket expenses in each fiscal year during which they are directors of Teekay. In fiscal 1996, the Company contributed an aggregate amount of approximately $84,000 to provide pension and similar benefits for the 12 executive officers and senior managers listed above.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Teekay's 1995 Stock Option Plan (the "Plan") entitles certain eligible officers, key employees (including senior sea staff), and directors of the Company to receive options to acquire common stock of Teekay. A total of 2,148,571 shares of common stock has been reserved for issuance under the Plan. As of May 30, 1996, options to purchase a total of 1,111,750 shares of Teekay's common stock were outstanding, with options to purchase a total of 373,250 shares then effective and with the directors and the 12 executive officers and senior managers listed in Item 10 above holding options to purchase a total of 703,750 shares. The options are exercisable at prices ranging from $21.50 to $27.375 per share and expire between July 19, 2005 and May 28, 2006, ten years after the date of grant.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Approximately 75% of the issued and outstanding shares of Teekay voting common stock are owned by affiliated trusts, the activities of which are supervised by Messrs. Coady, Karlshoej, and Thomas Hsu, directors of Teekay, and Mr. Shigeru Matsui, President of Matsui & Company, a Tokyo-based ship brokerage firm.

Mr. Thomas Hsu, a director of Teekay, is associated with the company that owns the other 50% of VCSC. Teekay and its partner in VCSC have guaranteed certain loans of VCSC. Certain directors of Teekay are also officers and directors of VCSC.

In April 1993, Teekay acquired all of the issued and outstanding shares of common stock of Palm Shipping Inc. from an affiliate of Teekay for a nominal purchase price, plus an amount to be paid at a later date (up to a maximum of $5.0 million plus accrued interest), contingent upon certain future events. The payment of such purchase price by Teekay shall not occur until after the 9 5/8% First Preferred Ship Mortgage Notes have been paid in full.

                                    PART II

ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED
Not applicable.

                                    PART III

ITEM 15.   DEFAULTS UPON SENIOR SECURITIES
Not applicable.

ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES
Not applicable.

                                    PART IV

ITEM 17.   FINANCIAL STATEMENTS
Not applicable.

ITEM 18.   FINANCIAL STATEMENTS
See item 19(a) below.

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS
(a) The following financial statements and schedules, together with the report of Ernst & Young thereon, are filed as part of this Annual
        Report:

                                                                                      PAGE
                                                                                      ----
Report of Independent Public Accountants  . . . . . . . . . . . . . . . . . . . . . .  F-1
Consolidated Financial Statements
 Consolidated Statements of Income and Retained Earnings  . . . . . . . . . . . . . .  F-2
 Consolidated Balance Sheets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-3
 Consolidated Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . .  F-4
 Notes to the Consolidated Financial Statements   . . . . . . . . . . . . . . . . . .  F-5
 Schedule A to the Consolidated Financial Statements  . . . . . . . . . . . . . . . . F-16

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

     (b) The following exhibits are filed as part of this Annual Report:

     *2.1    Articles of Incorporation of Teekay, with all amendments thereto.
    **2.2    Bylaws of Teekay, with all amendments thereto.
     +2.3    Indenture dated as of July 15, 1993 among Teekay, VSSI Sun Inc., Diamond Spirit
             Inc., VSSI Deepsea Inc., VSSI Bulkers Inc., VSSI Star Inc., VSSI Ulsan Inc. and
             United States Trust Company of New York, as Trustee.
     +2.4    Registration Rights Agreement dated July 15, 1993 among Teekay, VSSI Sun Inc.,
             Diamond Spirit Inc., VSSI Deepsea Inc., VSSI Bulkers Inc., VSSI Star Inc., VSSI
             Ulsan Inc., and Morgan Stanley & Co. Incorporated, as Placement Agent.
     +2.5    Specimen of Teekay's 9 5/8% First Preferred Ship Mortgage Note due 2003.
   +++2.6    First Preferred Ship Mortgage dated July 15, 1993 by VSSI Sun Inc. to United
             States Trust Company of New York, as Trustee.
   +++2.7    Assignment of Time Charter dated as of July 15, 1993 from VSSI Sun Inc. to
             United States Trust Company of New York, as Trustee.
   +++2.8    Assignment of Insurance dated July 15, 1993 from VSSI Sun Inc. to United States
             Trust Company of New York, as Trustee.
     +2.9    Pledge Agreement and Irrevocable Proxy dated July 15, 1993 made by Teekay in favor of United States Trust Company of New York, as Trustee.
   +++2.10   Guarantee dated as of July 15, 1993 by VSSI Sun Inc. in favor of United States
             Trust Company of New York, as Trustee.
   +++2.11   Assignment of Freights and Hires dated July 15, 1993 from VSSI Sun Inc. to
             United States Trust Company of New York, as Trustee.
   +++2.12   Cash Collateral Account Agreement dated July 15, 1993 between VSSI Sun Inc. and
             United States Trust Company of New York, as Trustee.
     +2.13   Investment Account Agreement dated July 15, 1993 between Teekay and United
             States Trust Company of New York, as Trustee.
     +2.14   Assumption Agreement dated August 13, 1993 between United States Trust Company of New York, as Trustee and Sebarok Spirit Inc.
     +2.15   Pledge Agreement and Irrevocable Proxy dated August 13, 1993 made by Teekay in favor of United States Trust Company of New York, as Trustee.
    **2.16   Registration Rights Agreement among Teekay, Tradewinds Trust Co. Ltd., as
             Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for
             the JTK Trust.
    **2.17   Specimen of Teekay Common Stock Certificate.
      2.18   Indenture among Teekay, VSSI Oceans Inc., VSSI Atlantic Inc., VSSI Appian Inc.,
             Senang Spirit Inc., Exuma Spirit Inc., Nassau Spirit Inc., Andros Spirit Inc.
             and United States Trust Company of New York, as Trustee.
      2.19   Specimen of Teekay's First Preferred Ship Mortgage Notes Due 2008.
    ++2.20   Bahamian Statutory Ship Mortgage dated January 29, 1996 by Nassau Spirit Inc. to
             United States Trust Company of New York.
    ++2.21   Deed of Covenants dated January 29, 1996 by Nassau Spirit Inc. to United States
             Trust Company of New York.

      2.22   First Preferred Ship Mortgage dated January 29, 1996 by VSSI Oceans Inc. to
             United States Trust Company of New York, as Trustee.
    ++2.23   Assignment of Time Charter dated January 29, 1996 by Nassau Spirit Inc. to
             United States Trust Company of New York, as Trustee.
    ++2.24   Assignment of Insurance dated January 29, 1996 by Nassau Spirit Inc. to United
             States Trust Company of New York, as Trustee.
      2.25   Pledge Agreement and Irrevocable Proxy dated January 29, 1996 by Teekay in favor of United States Trust Company of New York, as Trustee.
    ++2.26   Guarantee dated January 29, 1996 by Nassau Spirit Inc. in favor of United States
             Trust Company of New York, as Trustee.
    ++2.27   Assignment of Freights and Hires dated January 29, 1996 by Nassau Spirit Inc. to
             United States Trust Company of New York, as Trustee.
    ++2.28   Cash Collateral Account Agreement dated January 29, 1996 between Nassau Spirit
             Inc. and United States Trust Company of New York, as Trustee.
      2.29   Investment Account Agreement dated January 29, 1996 between Teekay and United
             States Trust Company of New York, as Trustee.
    **2.30   1995 Stock Option Plan.
    **2.31   Form of Indemnification Agreement between Teekay and each of its officers and directors.
    **2.32   Reducing Revolving Credit Facility Agreement dated June 6, 1995 between Chiba
             Spirit Inc., VSSI Sun Inc., VSSI Gemini Inc., VSSI Carriers Inc., Mendana Spirit
             Inc., Musashi Spirit Inc., VSSI Condor Inc., Palm Monarch Inc., VSSI Drake Inc.,
             VSSI Tokyo Inc., VSSI Marine Inc., Tasman Spirit Inc., Vancouver Spirit Inc. and
             Elcano Spirit Inc. and Den norske Bank AS, Christiania Bank og Kreditkasse, acting through its New York Branch, and Nederlandse Scheepshypotheskbank N.V.
     +2.33   Charter Party, as amended, dated September 21, 1989 between Palm Shipping Inc.
             and BP Shipping Limited
     +2.34   Time Charter, as amended, dated August 14, 1986 between VSSI Sun Inc. and Palm
             Shipping Inc.
     +2.35   Time Charter, as amended, dated April 1, 1989 between Diamond Spirit Inc. and
             Palm Shipping Inc.
     +2.36   Time Charter, as amended, dated August 14, 1986 between VSSI Deepsea Inc. and
             Palm Shipping Inc.
     +2.37   Time Charter, as amended, dated August 14, 1986 between VSSI Bulkers Inc. and
             Palm Shipping Inc.
     +2.38   Time Charter, as amended, dated August 14, 1986 between VSSI Star Inc. and Palm
             Shipping Inc.
     +2.39   Time Charter, as amended, dated January 15, 1990 between VSSI Ulsan Inc. and
             Palm Shipping Inc.
     +2.40   Time Charter, as amended, dated June 1, 1993 between Sebarok Spirit Inc. and
             Palm Shipping Inc.
     #2.41   Time Charter, as amended, dated July 3, 1995 between VSSI Oceans Inc. and Palm
             Shipping Inc.

     #2.42   Time Charter, as amended, dated January 4, 1994 between VSSI Atlantic Inc. and
             Palm Shipping Inc.
     #2.43   Time Charter, as amended, dated February 1, 1992 between VSSI Appian Inc. and
             Palm Shipping Inc.
     #2.44   Time Charter, as amended, dated December 1, 1993 between Senang Spirit Inc. and
             Palm Shipping Inc.
     #2.45   Time Charter, as amended, dated August 1, 1992 between Exuma Spirit Inc. and
             Palm Shipping Inc.
     #2.46   Time Charter, as amended, dated May 1, 1992 between Nassau Spirit Inc. and Palm
             Shipping Inc.
     #2.47   Time Charter, as amended, dated November 1, 1992 between Andros Spirit Inc. and
             Palm Shipping Inc.
   #++2.48   Management Agreement, as amended, dated June 1, 1992 between Teekay Shipping
             Limited and Nassau Spirit Inc.

- ---------------

* Previously filed as an exhibit to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission (the "SEC") on October 27, 1995, and hereby incorporated by reference to such Registration Statement.

**Previously filed as an exhibit to the Company's Registration Statement on Form
  F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.

+ Previously filed as an exhibit to the Company's Registration Statement on Form
  F-1 (Registration No. 33-68680), as declared effective by the SEC on November 29, 1993, and hereby incorporated by reference to such Registration Statements.

++A schedule attached to this exhibit identifies all other documents not required to be filed as exhibits because such other documents are substantially identical to this exhibit. The schedule also sets forth material details by which the omitted documents differ from this exhibit.

# Previously filed as an exhibit to the Company's Registration Statement on Form
  F-3 (Registration No. 33-65139), filed with the SEC on January 19, 1996, and hereby incorporated by reference to such Registration Statement.

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY SHIPPING CORPORATION

                  By:   /s/ Anthony Gurnee
                        ----------------------------------------
                        Anthony Gurnee
                        Vice President and Chief Financial Officer
                        (Principal Financial and Accounting Officer)

Dated: June 4, 1996

         [LOGO - ERNST & YOUNG]

         CHARTERED ACCOUNTANTS                     Phone:   809 322 3805/7/8
         Sassoon House                             Fax:     809 326 8180
         Shirley & Victoria                        Telex:   20 240 (AUDAC)
         P.O. Box N-3231
         Nassau, Bahamas

                                AUDITORS' REPORT


         To the Shareholders of
         TEEKAY SHIPPING CORPORATION

         We have audited the accompanying consolidated balance sheets of TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES as of March 31, 1996 and 1995, and the related consolidated statements of income and retained earnings and cash flows for the years ended March 31, 1996 and 1995 and the eleven month period ended March 31, 1994. Our audits also included the financial statement schedule listed in the Index Item 19[a]. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES at March 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years ended March 31, 1996 and 1995 and for the eleven month period ended March 31, 1994, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material aspects the information set forth therein.



         Nassau, Bahamas,                     /s/ Ernst & Young
         May 17, 1996.                        Chartered Accountants

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                             AND RETAINED EARNINGS
            (in thousands of U.S. dollars, except per share amounts)


                                                           YEAR ENDED       YEAR ENDED    ELEVEN MONTHS ENDED
                                                           MARCH 31,        MARCH 31,          MARCH 31,
                                                           ---------        ---------          ---------
                                                              1996             1995               1994
                                                                $                $                  $
                                                              ----             ----               ----
NET VOYAGE REVENUES
Voyage revenues                                            336,320          319,966             317,742
Voyage expenses                                             90,575           84,957              81,052
- -------------------------------------------------------------------------------------------------------
Net voyage revenues                                        245,745          235,009             236,690
- -------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Vessel operating expenses                                   67,841           72,723              73,597
Time charter hire expense                                    2,503
Depreciation and amortization                               83,603           96,435              89,902
General and administrative (note 3)                         16,750           15,018              14,063

- -------------------------------------------------------------------------------------------------------
                                                           170,697          184,176             177,562
- -------------------------------------------------------------------------------------------------------

Income from vessel operations                               75,048           50,833              59,128
- -------------------------------------------------------------------------------------------------------

OTHER ITEMS
Interest expense                                           (61,679)         (64,321)            (48,064)
Interest income                                              6,471            5,904               2,904
Other income (note 12)                                       9,230           12,839              10,245
- -------------------------------------------------------------------------------------------------------
                                                           (45,978)         (45,578)            (34,915)
- -------------------------------------------------------------------------------------------------------
Net income from continuing operations                       29,070            5,255              24,213
Net income from discontinued operations (note 4)                                                  5,945
- -------------------------------------------------------------------------------------------------------
Net income before cumulative
  effect of accounting change                               29,070            5,255              30,158
Cumulative effect of change in accounting for
  marketable securities (notes 1 and 5)                                       1,113
- -------------------------------------------------------------------------------------------------------
Net income                                                  29,070            6,368              30,158
Retained earnings, beginning of the period                 406,547          400,179             370,021
- -------------------------------------------------------------------------------------------------------
                                                           435,617          406,547             400,179
Exchange of redeemable preferred stock (note 10)           (60,000)
Dividends declared and paid                                (11,927)
- -------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF THE PERIOD                       363,690          406,547             400,179
- -------------------------------------------------------------------------------------------------------

Earnings per share amounts (note 1)
   Continuing operations                                     $1.17            $0.29               $1.35
   Cumulative effect of change in accounting for
   marketable securities                                                       0.06
   Net income per common share                                1.17             0.35                1.68
Weighted average number of common shares
   outstanding                                          24,837,109       18,000,000          18,000,000





      The accompanying notes are an integral part of the consolidated financial statements.

                   TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)


                                                              AS AT           AS AT
                                                            MARCH 31,       MARCH 31,
                                                            ---------       ---------
                                                               1996            1995
                                                                 $               $
                                                               ----            ----
ASSETS
CURRENT
Cash and cash equivalents                                      99,790          16,500
Marketable securities (notes 5 and 12)                                         69,239
Restricted cash (note 7)                                        1,990           7,634
Accounts receivable
  -trade                                                       22,213          16,875
  -vessel sales (note 12)                                                      17,283
  -other                                                        2,725           3,271
Prepaid expenses and other assets                              15,331          13,273
- -------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                          142,049         144,075
- -------------------------------------------------------------------------------------

VESSELS AND EQUIPMENT (notes 1,7 and 11)
At cost, less accumulated depreciation of $377,105
  (1995 - $312,281)                                         1,193,557       1,142,972
Advances on vessels                                             5,250           5,066
- -------------------------------------------------------------------------------------
TOTAL VESSELS AND EQUIPMENT                                 1,198,807       1,148,038
- -------------------------------------------------------------------------------------

Investment                                                      1,624           3,758
Other assets                                                   12,821          10,603
- -------------------------------------------------------------------------------------
                                                            1,355,301       1,306,474
- -------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Accounts payable                                               11,761          11,480
Accrued liabilities (note 6)                                   18,303          13,054
Current portion of long-term debt (note 7)                     19,102          74,479
- -------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                      49,166          99,013
- -------------------------------------------------------------------------------------
Long-term debt (note 7)                                       706,740         768,395
- -------------------------------------------------------------------------------------
TOTAL LIABILITIES                                             755,906         867,408
- -------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Capital stock (note 10)                                       235,705          33,001
Retained earnings                                             363,690         406,547
Less net unrealized loss on marketable
  securities (notes 1 and 5)                                                      482
- -------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                    599,395         439,066
- -------------------------------------------------------------------------------------

                                                            1,355,301       1,306,474
- -------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------
Commitments and contingencies (notes 7 and 11)


   The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                      YEAR ENDED     YEAR ENDED   ELEVEN MONTHS ENDED
                                                      MARCH 31,       MARCH 31,        MARCH 31,
                                                      ---------       ---------        ---------
                                                         1996           1995              1994
                                                           $              $                 $
                                                         ----           ----              ----
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income from operating activities                    29,070           5,255           24,213
Add (deduct) charges to operations not requiring
  a payment of cash and cash equivalents:
    Depreciation and amortization                       83,603          96,435           89,902
    Foreign currency exchange loss (gain)                               (1,050)           2,583
    Gain on disposition of assets                       (8,784)        (18,245)         (12,347)
    Loss on marketable securities                                                         1,553
    Loss (gain) on available-for-sale securities           (55)          4,303
    Equity loss (income) (net of dividend received:
       March 31, 1994 - $500)                           (1,139)          2,089             (483)
    Other - net                                          1,276             (19)
 Change in non-cash working capital items
  related to operating activities (note 13)             (1,320)         (1,263)          12,313
- ------------------------------------------------------------------------------------------------
NET CASH FLOW FROM OPERATING ACTIVITIES                102,651          87,505          117,734
- ------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                           448,000                          220,000
Scheduled repayments of long-term debt                 (57,850)        (87,570)         (37,067)
Prepayments of long-term debt                         (505,962)        (15,033)        (132,416)
Scheduled payments on capital lease obligations         (1,527)                         (18,472)
Prepayments of capital lease obligations               (43,023)                        (110,839)
Decrease (increase) in restricted cash                   5,644          (1,296)           8,143
Net proceeds from issuance of Common Stock             137,872
Cash dividends paid                                     (7,094)
Capitalized loan costs                                  (5,965)         (1,565)          (9,955)
Financing activities associated with
  discontinued operations                                                               (20,077)
- ------------------------------------------------------------------------------------------------
NET CASH FLOW FROM FINANCING ACTIVITIES                (29,905)       (105,464)        (100,683)
- ------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment (net of
  capital lease financing of:  March 31, 1996 - $44,550;
  March 31, 1995 -  $NIL; March 31,
  1994 -  $97,776)                                     (79,293)         (7,465)         (65,733)
Expenditures for drydocking                            (11,641)        (11,917)         (13,296)
Proceeds from disposition of assets                     28,428          16,817           86,351
Net cashflow from investment                             3,273           2,650
Increase in marketable securities                                                       (70,185)
Proceeds on sale of available-for-sale securities      111,770         110,806
Purchases of available-for-sale securities             (41,993)       (115,085)
Other                                                                       39              (50)
Investing activities associated
  with discontinued operations                                                           35,706
- ------------------------------------------------------------------------------------------------
NET CASH FLOW FROM INVESTING ACTIVITIES                 10,544          (4,155)         (27,207)
- ------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents        83,290         (22,114)         (10,156)
Cash and cash equivalents, beginning of the period      16,500          38,614           48,770
- ------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD            99,790          16,500           38,614
- ------------------------------------------------------------------------------------------------

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

On March 31, 1995, Teekay acquired 100% of the outstanding stock of Teekay Shipping Limited ("TSL"), an affiliated company, for cash consideration of $1.27 million representing the net book value of TSL at March 31, 1995. The impact of this transaction on the financial position and results of operations of Teekay is not considered significant. The assets and liabilities of TSL have been combined with those of Teekay effective March 31, 1995. Teekay's results of operations include those of TSL subsequent to that date. As a result, certain voyage expenses which were paid to TSL have been reclassified to general and administrative expenses, in order to conform with the presentation adopted subsequent to March 31, 1995.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REPORTING CURRENCY

The consolidated financial statements are stated in U.S. dollars because the Company operates in international shipping markets which utilize the U.S. dollar as the functional currency.

CHANGE IN FISCAL YEAR END

The Company changed its fiscal year end from April 30 to March 31, effective March 31, 1994. The following is a summary of selected financial information for the comparative twelve-month periods ended March 31, 1995 and 1994:

                          TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

       NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)

                                                                   TWELVE MONTHS ENDED MARCH 31,
                                                                   -----------------------------
                                                                   1995                     1994
                                                                    $                        $
                                                                  -----                    -----
                                                                                        (UNAUDITED)
RESULTS OF OPERATIONS
Voyage revenues                                                   319,966                  344,960
Voyage expenses                                                    84,957                   88,974
Vessel operating expenses                                          72,723                   80,738
Depreciation and amortization                                      96,435                   97,300
General and administrative expenses                                15,018                   15,208
Income from vessel operations                                      50,833                   62,740
Interest expense                                                  (64,321)                 (52,709)
Interest income                                                     5,904                    3,046
Other income                                                       12,839                   12,814
Net income from continuing operations                               5,255                   25,891
Net income from discontinued operations                                                      6,103
Cumulative effect of change in accounting
  for marketable securities                                         1,113
Net income                                                          6,368                   31,994

CASH FLOWS
Net cash flow from operating activities                            87,505                  125,694
Net cash flow used for financing activities                      (105,464)                (144,592)
Net cash flow provided by (used for) investing activities          (4,155)                   7,990

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

Vessel operating expenses comprise all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses including communications. Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expenses, port fees, canal tolls, and brokerage commissions.

MARKETABLE SECURITIES

The Company adopted the Statement of Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115") for the year ended March 31, 1995. In applying FAS 115, investments in marketable securities have been classified by management as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities are reported as a separate component of stockholders' equity. The cumulative effect on opening retained earnings from application of this Statement has been reflected separately as an adjustment to net income for the year ended March 31, 1995 (see note 5).

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)

VESSELS AND EQUIPMENT

All pre-delivery costs incurred during the construction of newbuildings, including interest costs, and supervision and technical costs are capitalized. The acquisition cost and all costs incurred to restore used vessel purchases to the standard required to properly service the Company's customers are capitalized. Depreciation is calculated on a straight-line basis over a vessel's useful life, estimated by the Company to be twenty years from the date a vessel is initially placed in service.

Interest costs capitalized to vessels and equipment for the years ended March 31, 1996 and 1995, and for the eleven-month period ended March 31, 1994 aggregated $106,000, $151,000, and $1,653,000, respectively.

Expenditures incurred during drydocking are capitalized and amortized on a straight-line basis over the period until the next anticipated drydocking.
When significant drydocking expenditures recur prior to the expiry of this period, the remaining balance of the original drydocking is expensed in the month of the subsequent drydocking. Drydocking expenses amortized for the years ended March 31, 1996 and 1995, and for the eleven-month period ended March 31, 1994 aggregated $8,617,000, $10,281,000, and $11,831,000, respectively.

Vessels acquired pursuant to bareboat hire purchase agreements are capitalized as capital leases and are amortized over the estimated useful life of the acquired vessel.

Effective April 1, 1995, the Company revised its estimates of the residual values of its vessels. The effect of this change in estimated residual values was to reduce depreciation expense for the year ended March 31, 1996 by $9.4 million (or $0.38 per common share).

OTHER ASSETS

Loan costs, including fees, commissions and legal expenses, are capitalized and amortized over the term of the relevant loan.

INTEREST RATE SWAP AND CAP AGREEMENTS

The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense. Premiums paid for interest rate cap agreements are recorded at cost. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

FORWARD CONTRACTS

The Company enters into forward contracts as a hedge against changes in foreign exchange rates. Market value gains and losses are deferred and recognized in the period when the hedged transaction is recorded in the accounts.

CASH FLOWS

Cash interest paid during the years ended March 31, 1996 and 1995, and for the eleven-month period ended March 31, 1994 totalled $59,021,000, $65,368,000, and $49,456,000, respectively.

The Company classifies all highly liquid investments with a maturity date of three months or less when purchased to be included in cash and cash equivalents.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)

INCOME TAXES

The legal jurisdictions of the countries in which Teekay and its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

EARNINGS PER SHARE

Earnings per share amounts are based upon the weighted average number of common shares outstanding during each period, after giving effect to the 1 for 2 reverse stock split (see Note 10 - Capital Stock). Stock options have not been included in the computation of the earnings per share amounts since their effect thereon would not be material.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for its stock option plans in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for
Stock Issued to Employees."   In 1995, the Financial Accounting Standards Board
released the Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995.
The Company expects to continue to account for its employee stock plans in accordance with the provisions of APB 25.

2.  BUSINESS OPERATIONS

The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of a fleet of tankers. All of the Company's revenues are earned in international markets.

3.  CONTRACTUAL RELATIONSHIPS

Prior to the acquisition of TSL, (see Note 1 - Basis of presentation), TSL and its affiliated companies rendered administrative, operating and ship management services to the Company in return for a monthly fee and commissions at rates considered usual and customary to the industry. Fees and commissions incurred, included in general and administrative expenses, for the year ended March 31, 1995 and the eleven-month period ended March 31, 1994 aggregated $11,826,000 and $12,030,000, respectively. Commissions incurred, related to vessel dispositions, for the year ended March 31, 1995 and the eleven-month period ended March 31, 1994 aggregated $295,000 and $579,000, respectively.

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

Revenues from discontinued operations for the eleven-month period ended March 31, 1994 amounted to $8,653,000.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)

5.  INVESTMENTS IN MARKETABLE SECURITIES

                                                                                               APPROXIMATE
                                                               GROSS               GROSS        MARKET AND
                                                             UNREALIZED         UNREALIZED       CARRYING
                                                 COST          GAINS              LOSSES          AMOUNT
                                                   $             $                   $              $
- ----------------------------------------------------------------------------------------------------------
1996

Available-For-Sale Securities                     NIL                                                 NIL
- ----------------------------------------------------------------------------------------------------------
1995

Available-For-Sale Securities                  69,721            450                932            69,239
- ----------------------------------------------------------------------------------------------------------


The cost and approximate market value of available-for-sale debt securities by contractual maturity, as at March 31, 1995, are shown as follows:

                                                                                             APPROXIMATE
                                                                                              MARKET AND
                                                                                  COST     CARRYING AMOUNT
                                                                                   $              $
- ----------------------------------------------------------------------------------------------------------
Less than one year                                                              44,767            44,424
Due after one year through five years                                           24,954            24,815
Due after 5 years                                                                  NIL               NIL
- ----------------------------------------------------------------------------------------------------------
                                                                                69,721            69,239
- ----------------------------------------------------------------------------------------------------------

The unrealized loss on marketable securities included as a separate component of shareholders' equity decreased by $482,000 for the year ended March 31, 1996.

6.  ACCRUED LIABILITIES

                                                                     MARCH 31,      MARCH 31,
                                                                     ---------      ---------
                                                                        1996          1995
                                                                         $              $
                                                                       -----          -----
Voyage and vessel                                                       9,053          5,776
Interest                                                                7,789          5,415
Payroll and benefits                                                    1,461          1,863
                                                                      -------        -------
                                                                       18,303         13,054
                                                                       ======         ======

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)

7. LONG-TERM DEBT

                                                                     MARCH 31,      MARCH 31,
                                                                     ---------      ---------
                                                                        1996          1995
                                                                         $              $
                                                                       -----          -----
Revolving Credit Facility                                             118,000
First Preferred Ship Mortgage Notes (8.32%)
    U.S. dollar debt due through 2008                                 225,000
First Preferred Ship Mortgage Notes (9 5/8%)
   U.S. dollar debt due through 2004                                  151,200        175,000
Floating rate (LIBOR + 1% to 1 1/2%)
   U.S. dollar debt due through 2006                                  231,642        667,874
                                                                      -------        -------

                                                                      725,842        842,874
Less current portion                                                   19,102         74,479
                                                                       ------        -------
                                                                      706,740        768,395
                                                                      =======        =======

In June 1995, the Company entered into a revolving credit facility, (the "Revolver"), with three commercial banks providing for borrowings of up to $223 million in order to refinance certain of the existing debt obligations of the Company and to finance vessel acquisitions. The Revolver is collateralized by first priority mortgages granted on fourteen of the Company's Aframax tankers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolver. The commitment amount reduces by $9.5 million semi-annually commencing six months after the initial drawdown date, together with a final balloon reduction coincident with the final semi-annual reduction on June 6, 2003. Interest payments are based on LIBOR plus a margin ranging from 0.80% to 1.25% depending on the financial leverage of the Company. Principal repayments under the Revolver are required when the Revolver borrowings exceed the commitment amount.

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at March 31, 1996, the fair value of these net assets approximated $305 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

Upon the 8.32% Notes achieving Investment Grade Status and subject to certain other conditions, the guarantees of the 8.32% Notes Guarantor Subsidiaries will terminate, all of the collateral securing the obligations of the Company and the 8.32% Notes Guarantor Subsidiaries under the Indenture and the Security Documents will be released (whereupon the Notes will become general unsecured obligations of the Company) and certain covenants under the Indenture will no longer be applicable to the Company.

The 9 5/8% First Preferred Ship Mortgage Notes due July 15, 2003 (the "9 5/8% Notes") are collateralized by first preferred mortgages on six of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by six subsidiaries of Teekay that own the mortgaged vessels (the "9 5/8% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at March 31, 1996, the fair value of these net assets approximated $199 million. The 9 5/8% Notes are also subject to a sinking fund, which will retire $25 million principal amount of the 9 5/8% Notes, on each July 15, commencing July 15, 1997. The 9 5/8% Notes are redeemable at the option of the Company, in whole or in part, on or after July 15, 1998 at the following redemption prices expressed as a percentage of principal:

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)



7.  LONG-TERM DEBT (CONT'D)

                         JULY 15               REDEMPTION PRICE
                         -------               ----------------
                         1998                          104.813%
                         1999                          102.406%
                         2000                          100.000%


During the first quarter of fiscal 1996, the Company retired $23.8 million of the 9 5/8% Notes, utilizing approximately $18.5 million of funds available under the Revolver.

Upon a Change of Control each 9 5/8% Note holder and 8.32% Note holder has the right, unless the Company elects to redeem these Notes, to require the Company to purchase these Notes at 101% of their principal amount plus accrued interest.

All other floating rate loans are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from the parent Company. In certain instances second preferred mortgages have been recorded against specific vessels.

Condensed financial information regarding the Company, the 9 5/8% Guarantor Subsidiaries, the 8.32% Guarantor Subsidiaries and non-guarantor subsidiaries of the Company is set out in Schedule A of these audited consolidated financial statements.

Among other matters, the long-term debt agreements generally provide for such items as maintenance of certain vessel market value to loan ratios, prepayment privileges (in some cases with penalties), restrictions on the payment of dividends and advances to shareholders by the individual subsidiaries (at March 31, 1996, approximately $477,000 of subsidiary retained earnings may not be distributed to Teekay without prior lender consent), and restrictions against the incurrence of additional debt and new investments by the individual subsidiaries without prior lender consent. Certain bank loans require retention deposits. Retention deposits as at March 31, 1996 were $1,648,000 (March 31, 1995 - $4,443,000).

As at March 31, 1996, the Company was committed to a series of interest rate swap agreements whereby $250 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 19.1 months. The swap agreements expire between April 1996 and December 1998. These arrangements effectively change the Company's interest rate exposure on $250 million of debt from a floating LIBOR rate to an average fixed rate of 6.17%. As at March 31, 1996, the Company was a party to interest rate cap contracts which effectively limit the interest rate exposure on $200 million of the Company's floating rate debt to a maximum of 8%. $100 million of the contracts became effective on February 24, 1995 and the remaining $100 million of contracts became effective in October 1995. All of the contracts expire on April 1, 1997. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap and cap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)


7.  LONG-TERM DEBT (CONT'D)

Long-term debt principal repayments required to be made in the fiscal years subsequent to March 31, 1996 are as follows:

                                                         $
- ---------------------------------------------------------------
1997                                                     19,102
1998                                                     22,598
1999                                                     62,423
2000                                                     62,423
2001                                                     78,296
Thereafter                                              481,000
- ---------------------------------------------------------------
                                                        725,842
- ---------------------------------------------------------------



8.  LEASES

CHARTERS-OUT

Time charters to third parties of the Company's vessels are accounted for as operating leases. The minimum future revenues to be received on time charters currently in place are as follows:


                                                         $
- ---------------------------------------------------------------
1997                                                     33,854
1998                                                      4,144
- ---------------------------------------------------------------
                                                         37,998
- ---------------------------------------------------------------

The minimum future revenues should not be construed to reflect total charter hire revenues for any of the years.

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts of all financial instruments approximate fair market value except for the following:

Long-term debt - The fair values of the Company's fixed rate long-term debt are based on either quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Interest rate swap and cap agreements - The fair value of interest rate swaps, used for hedging purposes, is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counter parties. The fair value of interest rate cap agreements is the estimated amount that the Company would receive from selling the contracts as at the reporting date.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)


9.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

The estimated fair value of the Company's financial instruments is as follows:

                                                                     MARCH 31, 1996        MARCH 31, 1995
                                                                     --------------        --------------
                                                                   CARRYING     FAIR     CARRYING     FAIR
                                                                    AMOUNT      VALUE     AMOUNT      VALUE
                                                                       $          $          $          $
                                                                   --------    ------     -------    ------
Cash and cash equivalents, restricted cash,
  and marketable securities                                       101,780    101,780      93,373    93,373
Long-term debt                                                    725,842    723,056     842,874   834,562
Interest rate swap agreements - net receivable
   (payable) position                                                            (60)                3,047
Interest rate cap agreements                                          618         10         975       820

The Company transacts with investment grade rated financial institutions and requires no collateral from these institutions.

10.  CAPITAL STOCK

AUTHORIZED
25,000,000 Preferred Stock with a par value of $1 per share
125,000,000 Common Stock with no par value

                                                        COMMON               PREFERRED
                                                         STOCK    THOUSANDS    STOCK     THOUSANDS
                                                           $      OF SHARES      $      OF SHARES
                                                         -----   -----------   -----    ----------
ISSUED AND OUTSTANDING
Balance April 30, 1993                                   33,000    18,000           1         600
February 22, 1994 2-for-1 Common Stock Split                       18,000
                                                       --------    -------      -----       -----
Balance March 31, 1994 and 1995                          33,000    36,000           1         600
May 15, 1995 1-for-2 Reverse Common Stock Split                   (18,000)
July 19, 1995 Initial Public Offering 6,900,000
   shares at $21.50 per share of Common Stock
   (net of share issue costs)                           137,613      6,900
July 19, 1995 Exchange of Redeemable Preferred
   Stock for 2,790,698 shares of Common Stock            60,000      2,791        (1)       (600)
Reinvested Dividends                                      4,833        201
Exercise of Stock Options                                   259         12
                                                       --------     ------       ----    --------
Balance March 31, 1996                                  235,705     27,904          0           0
                                                       ========     ======       ====    ========

On July 19, 1995, the Company completed its initial public offering of 6,900,000 shares of its Common Stock. The Company's Common Stock was initially offered at a price of $21.50 per share, resulting in aggregate net proceeds to the Company of approximately $137.6 million. $135 million of the net proceeds from the offering was used to reduce the amounts outstanding under the Company's revolving credit facility. In conjunction with the completion of the initial public offering, the Company exchanged all of its outstanding Redeemable Preferred Stock for 2,790,698 shares of Common Stock.





                                      F13

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)



10.  CAPITAL STOCK (CONT'D)

The Company has reserved 2,148,571 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan (the "Plan"), of which options to purchase up to 796,750 shares of Common Stock, at an exercise price of $21.50 per share, were granted concurrent with the consummation of the offering. As at March 31, 1996, options for 778,450 shares were outstanding, of which 383,200 options were exercisable. These options remain exercisable until July 2005.

11.  COMMITMENTS AND CONTINGENCIES

As at March 31, 1996, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese Yen 150 million and Singapore dollars 851,300 for U.S. dollars, at an average rate of Japanese Yen
105.69 per U.S. dollar and Singapore dollar 1.39 per U.S. dollar, respectively, for the purpose of hedging accounts payable and accrued liabilities.

In October 1995, the Company entered into an agreement for a one-year time-charter and subsequent purchase of a modern second-hand Aframax tanker for a cost of $26.5 million. The cost of this vessel will be financed through cash balances. As at March 31, 1996, the Company was committed to the construction of an Aframax vessel for a cost of $44.5 million, scheduled for delivery in July 1997. A long-term financing arrangement exists for approximately $35.6 million of the unpaid cost of this vessel.

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

12.  OTHER INCOME

                                                                                                ELEVEN MONTHS
                                                               YEAR ENDED       YEAR ENDED         ENDED
                                                                MARCH 31,        MARCH 31,        MARCH 31,
                                                                --------         ---------        ---------
                                                                  1996             1995             1994
                                                                    $                $                $
                                                                  ----             ----             ----
Gain on disposition of assets                                    8,784           18,245           12,347
Loss on marketable securities                                                                     (1,553)
Gain (loss) on available-for-sale securities                        55           (4,303)
Equity in results of 50% owned company                           1,139           (2,089)             983
Foreign currency exchange gain (loss)                             (665)             991           (1,532)
Miscellaneous - net                                                (83)              (5)
                                                                 -----           ------           ------
                                                                 9,230           12,839           10,245
                                                                 =====           ======           ======


During the year ended March 31, 1995, the Company disposed of six vessels resulting in a gain of $18,245,000. Proceeds of $11,490,000 relating to the sale of two vessels were received in May 1995.

Gross realized gains on sales of available-for-sale securities for the years ended March 31, 1996 and 1995





                                      F14

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)


aggregated $1,787,000 and $691,000, respectively.   Gross realized losses on
sales of available-for-sale securities for the years ended March 31, 1996 and 1995 aggregated $1,732,000 and $4,994,000, respectively.

13.  CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATED TO OPERATING ACTIVITIES

                                                                                               ELEVEN MONTHS
                                                               YEAR ENDED       YEAR ENDED          ENDED
                                                               MARCH 31,        MARCH 31,         MARCH 31,
                                                               --------         ---------         ---------
                                                                  1996             1995             1994
                                                                    $                $                $
                                                                  -----           ------            -----
Accounts receivable                                              (4,792)           3,585            4,492
Prepaid expenses and other assets                                (2,058)          (1,597)           6,054
Accounts payable                                                    281             (310)              22
Accrued liabilities                                               5,249           (2,941)           1,745
                                                                  ------          -------         -------
                                                                 (1,320)          (1,263)          12,313
                                                                 =======         ========         =======

14.  COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

15. SUBSEQUENT EVENTS

Subsequent to March 31, 1996, the Company acquired a second-hand Aframax tanker for $30.2 million, which was financed through a combination of a Revolver drawdown and cash on hand.





                                      F15

                                                                      SCHEDULE A

                   TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
               CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                       (in thousands of U.S. dollars)


                                                                      Year Ended March 31, 1996
                                  -----------------------------------------------------------------------------------------------
                                                     9 5/8% Notes    8.32% Notes                                      Teekay
                                       Teekay         Guarantor       Guarantor     Non-Guarantor                 Shipping Corp.
                                   Shipping Corp.    Subsidiaries    Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                         $                $               $               $              $               $
                                  ----------------  --------------  --------------  -------------  -------------  ---------------
Net voyage revenues                                        29,755          49,402        390,450       (223,862)         245,745
Operating expenses                          1,521          20,681          31,861        340,496       (223,862)         170,697
                                  -----------------------------------------------------------------------------------------------
   Income (loss) from                      (1,521)          9,074          17,541         49,954                          75,048
       vessel operations

Net interest income (expense)             (17,711)            394         (13,759)       (24,132)                        (55,208)
Equity in net income
  of subsidiaries                          47,043                                                       (45,904)           1,139
Other income                                1,259                                         15,940         (9,108)           8,091
                                  -----------------------------------------------------------------------------------------------
Net income                                 29,070           9,468           3,782         41,762        (55,012)          29,070
Retained earnings (deficit),
  beginning of the period                 406,547          22,309          (5,027)        89,301       (106,583)         406,547
                                  -----------------------------------------------------------------------------------------------
                                          435,617          31,777          (1,245)       131,063       (161,595)         435,617
Exchange of redeemable
  preferred stock                         (60,000)                                                                       (60,000)
Dividends declared and paid               (11,927)        (14,400)                       (64,370)        78,770          (11,927)
                                  -----------------------------------------------------------------------------------------------
Retained earnings (deficit),
  end of the period                       363,690          17,377          (1,245)        66,693        (82,825)         363,690
                                  ===============================================================================================


                                                                    Year Ended March 31, 1995
                                  -----------------------------------------------------------------------------------------------
                                                     9 5/8% Notes    8.32% Notes                                      Teekay
                                       Teekay         Guarantor       Guarantor     Non-Guarantor                 Shipping Corp.
                                   Shipping Corp.    Subsidiaries    Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                         $                $               $               $              $               $
                                  ----------------  --------------  --------------  -------------  -------------  ---------------
Net voyage revenues                                        32,687          47,593        400,844       (246,115)         235,009
Operating expenses                          1,999          24,410          29,434        374,541       (246,208)         184,176
                                  -----------------------------------------------------------------------------------------------
  Income (loss) from                       (1,999)          8,277          18,159         26,303             93           50,833
    vessel operations

Net interest income (expense)             (16,963)            491         (13,736)       (28,209)                        (58,417)
Equity in net income (loss)
  of subsidiaries                          24,161                                                       (26,250)          (2,089)
Other income                                   56               1                         14,871                          14,928
                                  -----------------------------------------------------------------------------------------------
Net income from continuing
  operations                                5,255           8,769           4,423         12,965        (26,157)           5,255
Net income from discontinued
  operations
Cumulative effect of change
  in accounting for marketable
   securities                               1,113                                                                          1,113
                                  -----------------------------------------------------------------------------------------------
Net income                                  6,368           8,769           4,423         12,965        (26,157)           6,368
Retained earnings (deficit),
  beginning of the period                 400,179          46,735          (9,450)        90,396       (127,681)         400,179
                                  -----------------------------------------------------------------------------------------------
                                          406,547          55,504          (5,027)       103,361       (153,838)         406,547
Dividends declared and paid                               (25,266)                       (21,989)        47,255
                                  -----------------------------------------------------------------------------------------------
Retained earnings (deficit),
  end of the period                       406,547          30,238          (5,027)        81,372       (106,583)         406,547
                                  ===============================================================================================

                                                                 Eleven Months Ended March 31, 1994
                                  -----------------------------------------------------------------------------------------------
                                                     9 5/8% Notes    8.32% Notes                                      Teekay
                                       Teekay         Guarantor       Guarantor     Non-Guarantor                 Shipping Corp.
                                   Shipping Corp.    Subsidiaries    Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                         $                $               $               $              $               $
                                  ----------------  --------------  --------------  -------------  -------------  ---------------
Net voyage revenues                                        30,932          39,003        408,577       (241,822)         236,690
Operating expenses                            921          22,666          21,323        374,586       (241,934)         177,562
                                  -----------------------------------------------------------------------------------------------
   Income (loss) from                        (921)          8,266          17,680         33,991            112           59,128
      vessel operations

Net interest income (expense)             (11,794)           (545)         (8,865)       (23,956)                        (45,160)
Equity in net income (loss)
   of subsidiaries                         42,873                                                       (41,890)             983
Other income                                                                               9,262                           9,262
                                  -----------------------------------------------------------------------------------------------
Net income from continuing
   operations                              30,158           7,721           8,815         19,297        (41,778)          24,213
Net income from discontinued
   operations                                                                              5,945                           5,945
Cumulative effect of change
   in accounting for marketable
   securities
                                  -----------------------------------------------------------------------------------------------
Net income                                 30,158           7,721           8,815         25,242        (41,778)          30,158
Retained earnings (deficit),
  beginning of the period                 370,021          39,014         (18,265)        88,938       (109,687)         370,021
                                  -----------------------------------------------------------------------------------------------
                                          400,179          46,735          (9,450)       114,180       (151,465)         400,179
Dividends declared and paid                                                              (23,784)        23,784
Retained earnings (deficit),       -----------------------------------------------------------------------------------------------
  end of the period                       400,179          46,735          (9,450)        90,396       (127,681)         400,179
                                  ===============================================================================================

- ---------------
(See Note 7)

                                                                      SCHEDULE A

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                           CONDENSED BALANCE SHEETS
                        (in thousands of U.S. dollars)


                                                                   As at March 31, 1996
                                 -----------------------------------------------------------------------------------------------
                                                    9 5/8% Notes    8.32% Notes                                      Teekay
                                     Teekay          Guarantor       Guarantor     Non-Guarantor                 Shipping Corp.
                                  Shipping Corp.    Subsidiaries    Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                        $                $               $               $              $               $
                                 ----------------  --------------  --------------  -------------  -------------  ---------------

   ASSETS
Cash and cash equivalents                     28           8,613           5,210         85,939                          99,790
Restricted cash                                                                           1,990                           1,990
Other current assets                         293           1,475           1,064         37,527            (90)          40,269
                                 -----------------------------------------------------------------------------------------------
   Total current assets                      321          10,088           6,274        125,456            (90)         142,049

Vessels and equipment (net)                              139,652         362,424        696,731                       1,198,807
Advances due from subsidiaries           372,233                                                      (372,233)
Other assets (principally
   investments in subsidiaries)          606,269                                         12,826       (604,650)          14,445
                                 -----------------------------------------------------------------------------------------------
                                         978,823         149,740         368,698        835,013       (976,973)       1,355,301
                                 ===============================================================================================
   LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                        3,228             539             613         44,876            (90)          49,166
Long-term debt                           376,200                                        330,540                         706,740
Due to parent                                                                           382,023       (382,023)
                                 -----------------------------------------------------------------------------------------------
   Total liabilities                     379,428             539             613        757,439       (382,113)         755,906
                                 -----------------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                            235,705               6              23          5,933         (5,962)         235,705
Contributed capital                                      131,818         369,307          4,948       (506,073)
Retained earnings (deficit)              363,690          17,377          (1,245)        66,693        (82,825)         363,690
Less net unrealized loss on
  marketable securities
                                 -----------------------------------------------------------------------------------------------
   Total stockholders' equity            599,395         149,201         368,085         77,574       (594,860)         599,395
                                 -----------------------------------------------------------------------------------------------
                                         978,823         149,740         368,698        835,013       (976,973)       1,355,301
                                 ===============================================================================================

                                                                   As at March 31, 1995
                                 -----------------------------------------------------------------------------------------------
                                                    9 5/8% Notes    8.32% Notes                                      Teekay
                                      Teekay         Guarantor       Guarantor     Non-Guarantor                 Shipping Corp.
                                  Shipping Corp.    Subsidiaries    Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                        $                $               $               $              $               $
                                 ----------------  --------------  --------------  -------------  -------------  ---------------
   ASSETS
Cash and cash equivalents                     97           6,856           3,076          6,471                          16,500
Restricted cash                                                                           7,634                           7,634
Other current assets                         180           1,287           1,317        117,368           (211)         119,941
                                 -----------------------------------------------------------------------------------------------
   Total current assets                      277           8,143           4,393        131,473           (211)         144,075
                                 -----------------------------------------------------------------------------------------------

Vessels and equipment (net)                              162,812         333,896        651,330                       1,148,038
Advances due from subsidiaries           354,330                                                      (354,330)
Other assets (principally
   investments in subsidiaries)          264,302                                          4,935       (254,876)          14,361
                                 -----------------------------------------------------------------------------------------------
                                         618,909         170,955         338,289        787,738       (609,417)       1,306,474
                                 ===============================================================================================
   LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                        4,843           2,214          22,559         69,583           (186)          99,013
Long-term debt                           175,000                         187,418        405,977                         768,395
Due to parent                                                            133,316        224,907       (358,223)
                                 -----------------------------------------------------------------------------------------------
   Total liabilities                     179,843           2,214         343,293        700,467       (358,409)         867,408
                                 -----------------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                             33,001              11              23          5,899         (5,933)          33,001
Contributed capital                                      138,492                                      (138,492)
Retained earnings (deficit)              406,547          30,238          (5,027)        81,372       (106,583)         406,547
Less net unrealized loss on
  marketable securities                      482                                                                            482
   Total stockholders' equity            439,066         168,741          (5,004)        87,271       (251,008)         439,066
                                 -----------------------------------------------------------------------------------------------
                                         618,909         170,955         338,289        787,738       (609,417)       1,306,474
                                 ===============================================================================================

- -------------
(See Note 7)

                                                                      SCHEDULE A

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                                          Year Ended March 31, 1996
                                     -----------------------------------------------------------------------------------------------
                                                        9 5/8% Notes    8.32% Notes                                      Teekay
                                          Teekay         Guarantor       Guarantor     Non-Guarantor                 Shipping Corp.
                                      Shipping Corp.    Subsidiaries    Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                            $                $               $               $              $               $
                                     ----------------  --------------  --------------  -------------  -------------  ---------------
Cash and cash equivalents
 provided by (used for)
OPERATING ACTIVITIES
                                     -----------------------------------------------------------------------------------------------
   Net cash flow from
      operating activities                   (23,772)         16,284          22,798         87,341                         102,651
                                     -----------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                 225,000                                        223,000                         448,000
Repayments of long-term debt                 (22,580)                       (208,964)      (332,268)                       (563,812)
Repayments of capital
  lease obligations                                                          (44,550)                                       (44,550)
Net proceeds from issuance
  of Common Stock                            137,872                                                                        137,872
Other                                        (29,879)        (14,400)       (133,234)       170,098                          (7,415)
                                     -----------------------------------------------------------------------------------------------
   Net cash flow from
   financing activities                      310,413         (14,400)       (386,748)        60,830                         (29,905)
                                     -----------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels
   and equipment                                                 344          (3,223)       (88,055)                        (90,934)
Proceeds from disposition of
  assets                                                                                     28,428                          28,428
Other                                       (286,710)            499         369,307        (10,046)                         73,050
                                     -----------------------------------------------------------------------------------------------
   Net cash flow from
    investing activities                    (286,710)            843         366,084        (69,673)                         10,544
                                     -----------------------------------------------------------------------------------------------
Increase (decrease) in cash
  and cash equivalents                           (69)          2,727           2,134         78,498                          83,290
Cash and cash equivalents,
  beginning of the period                         97           5,886           3,076          7,441                          16,500
                                     -----------------------------------------------------------------------------------------------
Cash and cash equivalents,
  end of the period                               28           8,613           5,210         85,939                          99,790
                                     ==============================================================================================

                                                                          Year Ended March 31, 1995
                                     -----------------------------------------------------------------------------------------------
                                                        9 5/8% Notes    8.32% Notes                                      Teekay
                                          Teekay         Guarantor       Guarantor     Non-Guarantor                 Shipping Corp.
                                      Shipping Corp.    Subsidiaries    Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                            $                $               $               $              $               $
                                     ----------------  --------------  --------------  -------------  -------------  ---------------
Cash provided by (used for)
OPERATING ACTIVITIES
                                     -----------------------------------------------------------------------------------------------
  Net cash flow from                        (40,919)         20,403          23,110         84,911                          87,505
    operating activities
                                     -----------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt
Repayments of long-term debt                                                 (21,854)       (80,749)                       (102,603)
Payments on capital
  lease obligations
Other                                        (31,518)        (25,263)           (188)        54,108                          (2,861)
Financing activities of
 discontinued operations
                                     -----------------------------------------------------------------------------------------------
   Net cash flow from
     financing activities                    (31,518)        (25,263)        (22,042)       (26,641)                       (105,464)
                                     -----------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels
   and equipment                                              (2,039)         (3,197)       (14,146)                        (19,382)
Proceeds from disposition
    of assets                                                                                16,817                          16,817
Other                                         72,776              19               1        (74,386)                         (1,590)
Investing activities
  of discontinued operations
                                     -----------------------------------------------------------------------------------------------
   Net cash flow from
     investing activities                     72,776          (2,020)         (3,196)       (71,715)                         (4,155)
                                     -----------------------------------------------------------------------------------------------
Increase (decrease) in cash                      339          (6,880)         (2,128)       (13,445)                        (22,114)
Cash (deficiency), beginning
  of the period                                 (242)         13,736           5,204         19,916                          38,614
                                     -----------------------------------------------------------------------------------------------
Cash (deficiency),                                97           6,856           3,076          6,471                          16,500
end of the period
                                     ===============================================================================================


                                                                          Eleven Months Ended March 31, 1994
                                  --------------------------------------------------------------------------------------------------
                                                      9 5/8% Notes     8.32% Notes                                       Teekay
                                       Teekay          Guarantor        Guarantor     Non-Guarantor                  Shipping Corp.
                                   Shipping Corp.     Subsidiaries     Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                         $                 $                $              $                $               $
                                  ----------------   --------------   -------------   -------------   -------------  ---------------
Cash provided by (used for)
OPERATING ACTIVITIES
                                  -----------------------------------------------------------------------------------------------
   Net cash flow from
     operating activities                 (8,310)         16,849          21,308         87,887                         117,734
                                  -----------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt              175,000                          45,000                                        220,000
Repayments of long-term debt                              (75,452)        (10,633)       (83,398)                       (169,483)
Payments on capital
  lease obligations                                       (47,129)        (53,745)       (28,437)                       (129,311)
Other                                     (51,652)        (52,367)         65,493         36,714                          (1,812)
Financing activities of
  discontinued operations                                                                (20,077)                        (20,077)
                                  -----------------------------------------------------------------------------------------------
   Net cash flow from
     financing activities                 123,348        (174,948)         46,115        (95,198)                       (100,683)
                                  -----------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels
  and equipment                                            (1,882)        (62,236)       (14,911)                        (79,029)
Proceeds from disposition
  of assets                                                                               86,351                          86,351
Other                                    (114,739)        138,473            (230)       (93,739)                        (70,235)
Investing activities of
  discontinued operations                                                                 35,706                          35,706
                                  -----------------------------------------------------------------------------------------------
   Net cash flow from
     investing activities                (114,739)        136,591         (62,466)        13,407                         (27,207)
                                  -----------------------------------------------------------------------------------------------
Increase (decrease) in cash                   299         (21,508)          4,957          6,096                         (10,156)
Cash (deficiency), beginning
     of the period                           (541)         35,244             247         13,820                          48,770
                                  -----------------------------------------------------------------------------------------------
Cash (deficiency), end
   of the period                             (242)         13,736           5,204         19,916                          38,614
                                  ==============================================================================================

 (See Note 7)

                                 EXHIBIT INDEX

     *2.1    Articles of Incorporation of Teekay, with all amendments thereto.
    **2.2    Bylaws of Teekay, with all amendments thereto.
     +2.3    Indenture dated as of July 15, 1993 among Teekay, VSSI Sun Inc., Diamond Spirit
             Inc., VSSI Deepsea Inc., VSSI Bulkers Inc., VSSI Star Inc., VSSI Ulsan Inc. and
             United States Trust Company of New York, as Trustee.
     +2.4    Registration Rights Agreement dated July 15, 1993 among Teekay, VSSI Sun Inc.,
             Diamond Spirit Inc., VSSI Deepsea Inc., VSSI Bulkers Inc., VSSI Star Inc., VSSI
             Ulsan Inc., and Morgan Stanley & Co. Incorporated, as Placement Agent.
     +2.5    Specimen of Teekay's 9 5/8% First Preferred Ship Mortgage Note due 2003.
   +++2.6    First Preferred Ship Mortgage dated July 15, 1993 by VSSI Sun Inc. to United
             States Trust Company of New York, as Trustee.
   +++2.7    Assignment of Time Charter dated as of July 15, 1993 from VSSI Sun Inc. to
             United States Trust Company of New York, as Trustee.
   +++2.8    Assignment of Insurance dated July 15, 1993 from VSSI Sun Inc. to United States
             Trust Company of New York, as Trustee.
     +2.9    Pledge Agreement and Irrevocable Proxy dated July 15, 1993 made by Teekay in favor of United States Trust Company of New York, as Trustee.
   +++2.10   Guarantee dated as of July 15, 1993 by VSSI Sun Inc. in favor of United States
             Trust Company of New York, as Trustee.
   +++2.11   Assignment of Freights and Hires dated July 15, 1993 from VSSI Sun Inc. to
             United States Trust Company of New York, as Trustee.
   +++2.12   Cash Collateral Account Agreement dated July 15, 1993 between VSSI Sun Inc. and
             United States Trust Company of New York, as Trustee.
     +2.13   Investment Account Agreement dated July 15, 1993 between Teekay and United
             States Trust Company of New York, as Trustee.
     +2.14   Assumption Agreement dated August 13, 1993 between United States Trust Company of New York, as Trustee and Sebarok Spirit Inc.
     +2.15   Pledge Agreement and Irrevocable Proxy dated August 13, 1993 made by Teekay in favor of United States Trust Company of New York, as Trustee.
    **2.16   Registration Rights Agreement among Teekay, Tradewinds Trust Co. Ltd., as
             Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for
             the JTK Trust.
    **2.17   Specimen of Teekay Common Stock Certificate.
      2.18   Indenture among Teekay, VSSI Oceans Inc., VSSI Atlantic Inc., VSSI Appian Inc.,
             Senang Spirit Inc., Exuma Spirit Inc., Nassau Spirit Inc., Andros Spirit Inc.
             and United States Trust Company of New York, as Trustee.
      2.19   Specimen of Teekay's First Preferred Ship Mortgage Notes Due 2008.
    ++2.20   Bahamian Statutory Ship Mortgage dated January 29, 1996 by Nassau Spirit Inc. to
             United States Trust Company of New York.
    ++2.21   Deed of Covenants dated January 29, 1996 by Nassau Spirit Inc. to United States
             Trust Company of New York.

      2.22   First Preferred Ship Mortgage dated January 29, 1996 by VSSI Oceans Inc. to
             United States Trust Company of New York, as Trustee.
    ++2.23   Assignment of Time Charter dated January 29, 1996 by Nassau Spirit Inc. to
             United States Trust Company of New York, as Trustee.
    ++2.24   Assignment of Insurance dated January 29, 1996 by Nassau Spirit Inc. to United
             States Trust Company of New York, as Trustee.
      2.25   Pledge Agreement and Irrevocable Proxy dated January 29, 1996 by Teekay in favor of United States Trust Company of New York, as Trustee.
    ++2.26   Guarantee dated January 29, 1996 by Nassau Spirit Inc. in favor of United States
             Trust Company of New York, as Trustee.
    ++2.27   Assignment of Freights and Hires dated January 29, 1996 by Nassau Spirit Inc. to
             United States Trust Company of New York, as Trustee.
    ++2.28   Cash Collateral Account Agreement dated January 29, 1996 between Nassau Spirit
             Inc. and United States Trust Company of New York, as Trustee.
      2.29   Investment Account Agreement dated January 29, 1996 between Teekay and United
             States Trust Company of New York, as Trustee.
    **2.30   1995 Stock Option Plan.
    **2.31   Form of Indemnification Agreement between Teekay and each of its officers and directors.
    **2.32   Reducing Revolving Credit Facility Agreement dated June 6, 1995 between Chiba
             Spirit Inc., VSSI Sun Inc., VSSI Gemini Inc., VSSI Carriers Inc., Mendana Spirit
             Inc., Musashi Spirit Inc., VSSI Condor Inc., Palm Monarch Inc., VSSI Drake Inc.,
             VSSI Tokyo Inc., VSSI Marine Inc., Tasman Spirit Inc., Vancouver Spirit Inc. and
             Elcano Spirit Inc. and Den norske Bank AS, Christiania Bank og Kreditkasse, acting through its New York Branch, and Nederlandse Scheepshypotheskbank N.V.
     +2.33   Charter Party, as amended, dated September 21, 1989 between Palm Shipping Inc.
             and BP Shipping Limited
     +2.34   Time Charter, as amended, dated August 14, 1986 between VSSI Sun Inc. and Palm
             Shipping Inc.
     +2.35   Time Charter, as amended, dated April 1, 1989 between Diamond Spirit Inc. and
             Palm Shipping Inc.
     +2.36   Time Charter, as amended, dated August 14, 1986 between VSSI Deepsea Inc. and
             Palm Shipping Inc.
     +2.37   Time Charter, as amended, dated August 14, 1986 between VSSI Bulkers Inc. and
             Palm Shipping Inc.
     +2.38   Time Charter, as amended, dated August 14, 1986 between VSSI Star Inc. and Palm
             Shipping Inc.
     +2.39   Time Charter, as amended, dated January 15, 1990 between VSSI Ulsan Inc. and
             Palm Shipping Inc.
     +2.40   Time Charter, as amended, dated June 1, 1993 between Sebarok Spirit Inc. and
             Palm Shipping Inc.
     #2.41   Time Charter, as amended, dated July 3, 1995 between VSSI Oceans Inc. and Palm
             Shipping Inc.

     #2.42   Time Charter, as amended, dated January 4, 1994 between VSSI Atlantic Inc. and
             Palm Shipping Inc.
     #2.43   Time Charter, as amended, dated February 1, 1992 between VSSI Appian Inc. and
             Palm Shipping Inc.
     #2.44   Time Charter, as amended, dated December 1, 1993 between Senang Spirit Inc. and
             Palm Shipping Inc.
     #2.45   Time Charter, as amended, dated August 1, 1992 between Exuma Spirit Inc. and
             Palm Shipping Inc.
     #2.46   Time Charter, as amended, dated May 1, 1992 between Nassau Spirit Inc. and Palm
             Shipping Inc.
     #2.47   Time Charter, as amended, dated November 1, 1992 between Andros Spirit Inc. and
             Palm Shipping Inc.
   #++2.48   Management Agreement, as amended, dated June 1, 1992 between Teekay Shipping
             Limited and Nassau Spirit Inc.

- ---------------

* Previously filed as an exhibit to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission (the "SEC") on October 27, 1995, and hereby incorporated by reference to such Registration Statement.

**Previously filed as an exhibit to the Company's Registration Statement on Form
  F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.

+ Previously filed as an exhibit to the Company's Registration Statement on Form
  F-1 (Registration No. 33-68680), as declared effective by the SEC on November 29, 1993, and hereby incorporated by reference to such Registration Statements.

++A schedule attached to this exhibit identifies all other documents not required to be filed as exhibits because such other documents are substantially identical to this exhibit. The schedule also sets forth material details by which the omitted documents differ from this exhibit.

# Previously filed as an exhibit to the Company's Registration Statement on Form
  F-3 (Registration No. 33-65139), filed with the SEC on January 19, 1996, and hereby incorporated by reference to such Registration Statement.