Form 20-F
period 1997-03-31
TEEKAY SHIPPING CORP
filed 1997-06-12
CIK 911971

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

                     For the fiscal year ended March 31,1997
                                       OR
[ ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  . . . . . . . . . to . . . . . . . . . .

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

                 Tradewinds Building, Fifth Floor, Bay Street,
                     P.O. Box SS-6293, Nassau, The Bahamas
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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
               9 5/8% First Preferred Ship Mortgage Notes due 2003
               8.32% First Preferred Ship Mortgage Notes due 2008
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

         28,326,996 shares of Common Stock, no par value

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

         Yes  X   No

         Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17       Item 18  X

                                                     TEEKAY SHIPPING CORPORATION
                                                    INDEX TO REPORT ON FORM 20-F

PART I.                                                                                                                       Page

         Item 1.    Description of Business.....................................................................................1

         Item 2.    Description of Property.....................................................................................7

         Item 3.    Legal Proceedings...........................................................................................9

         Item 4.    Control of Registrant......................................................................................10

         Item 5.    Nature of Trading Market...................................................................................10

         Item 6.    Exchange Controls and Other Limitations Affecting Security Holders.........................................11

         Item 7.    Taxation...................................................................................................11

         Item 8.    Selected Financial Data....................................................................................12

         Item 9.    Management's Discussion and Analysis of Financial Condition and Results of Operations......................14

         Item 10.   Directors and Officers of the Registrant...................................................................17

         Item 11.   Compensation of Directors and Officers.....................................................................19

         Item 12.   Options to Purchase Securities From Registrant or Subsidiaries.............................................19

         Item 13.   Interest of Management in Certain Transactions.............................................................19

PART II.

         Item 14.   Description of Securities to be Registered.....................................................Not applicable

PART III.

         Item 15.   Defaults Upon Senior Securities................................................................Not applicable

         Item 16.   Changes in Securities and Changes in Security for Registered Securities........................Not applicable

PART IV.

         Item 17.   Financial Statements...........................................................................Not applicable

         Item 18.   Financial Statements.......................................................................................20

         Item 19.   Financial Statements and Exhibits..........................................................................21

Signatures.....................................................................................................................24

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

The Company's fleet consists of 42 tankers: 39 Aframax oil tankers and oil/bulk/ore carriers ("OBOs"), two smaller oil tankers, and one Very Large Crude Carrier ("VLCC"). An additional newbuilding double-hull Aframax tanker is scheduled for delivery on June 17, 1997. The Company's vessels are all of Liberian or Bahamian registry. The Company's fleet has a total cargo capacity of approximately 4.2 million tonnes and its Aframax vessels represent approximately 7.3% of the total tonnage of the world Aframax fleet. While its fleet modernization program is effectively complete, the Company intends to continue selective purchases of modern, predominantly second-hand, high-quality tankers should such vessels become available.

The Company's fleet is one of the most modern fleets in the world, having an average age of approximately 8.2 years, compared to an average age for the world oil tanker fleet of approximately 13.7 years and for the world Aframax tanker fleet of approximately 12.5 years. A substantial portion of the world tanker fleet will reach 20 years of age in the next three years, including approximately 31% of Aframax tankers. In addition, the Company has been recognized by customers and rating services for safety, quality and service. In each of the last seven years, Tanker Advisory Center, Inc. (New York) has rated the Company's fleet a "meritorious tanker fleet," a designation which, in the latest publication (March 1997), placed it in the top quarter of fleets containing 10 or more tankers. Given the age profile of the world tanker fleet, the increasing emphasis among customers on quality as a result of stringent environmental regulations, and heightened concerns about liability for oil pollution, the Company believes that its modern fleet and its emphasis on quality and safety provide it with a favorable competitive profile.

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

The Company has a worldwide chartering staff located in Vancouver, Tokyo, London and Singapore. Each office serves the Company's clients headquartered in such office's region. Fleet operations, vessel positions and charter market rates are monitored around the clock. Management believes that monitoring such information is critical to making informed bids on competitive brokered business. Approximately 78% of the Company's net voyage revenues were derived from spot voyages during fiscal 1997.

The Teekay organization was founded in 1973 by J. Torben Karlshoej to manage and operate oil tankers. Mr. Karlshoej died in October 1992 and was succeeded as Chief Executive Officer by Captain James Hood, who has been with the Company since 1977. Prior to 1985, the Company chartered-in most of the tonnage that it subsequently provided to its transportation customers. As the availability of acceptable chartered-in tonnage declined, management began an expansion of its owned fleet. Since 1985, the Company has significantly expanded and modernized its owned fleet by taking delivery of 38 new vessels and acquiring 28 vessels in the second-hand market, as well as disposing of 13 older (mid-1970's built) tankers over the past four years.

Teekay is incorporated under the laws of the Republic of Liberia and maintains its principal executive headquarters at the Tradewinds Building, Fifth Floor, Bay Street, P.O. Box SS-6293, Nassau, Commonwealth of The Bahamas. Its telephone number at such address is (242) 322-8020. The Company's principal operating offices are located at 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6. Its telephone number at such address is (604) 683-3529.

Competition

International seaborne oil and petroleum products tanker transportation services are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship owner fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by the Company, also operate their own vessels and use such vessels not only to transport their own oil, but also to transport oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager to charterers. Competition in the Aframax segment is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Suezmax (115,000 to 200,000 dwt) size vessels as well as Panamax (50,000 to 75,000 dwt) size vessels can compete for many of the same charters for which the Company competes. Ultra Large Crude Carriers (320,000+ dwt) ("ULCCs"), and VLCCs (200,000 to 320,000 dwt) rarely compete directly with Aframax tankers for specific charters. However, because ULCCs and VLCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades heighten the already intense competition.

The Company competes principally with other Aframax owners through the global tanker charter market, comprised of tanker broker companies which represent both charterers and ship owners in chartering transactions. Within this market, some transactions, referred to as "market cargoes," are offered by charterers through two or more brokers simultaneously and shown to the widest possible range of owners; other transactions, referred to as "private cargoes," are given by the charterer to only one broker and shown selectively to a limited number of owners whose tankers are most likely to be acceptable to the charterer and are in position to undertake the voyage. Management estimates that the Company transacts approximately one-third of its spot voyages from market cargoes, the remainder being either private cargoes or direct cargoes transacted directly with charterers outside this market.

Other large operators of Aframax tonnage include Shell International Marine, a subsidiary of Royal Dutch/Shell Petroleum Corporation, with approximately 26 vessels trading globally (eight of which are on time-charter from Sanko Steamship Co. Ltd., an independent Japanese shipping company, and nine of which are on time-charter from various other companies), Neptune Orient Lines Ltd. (owned partially by the Singapore government), with approximately 13 vessels, and Bona Shipholding Limited, which controls approximately 23 vessels. The Company believes that it has competitive advantages in the Aframax tanker market as a result of the age, quality, type and dimensions of its vessels and its large market share in the Indo-Pacific Basin. Some competitors of the Company, however, may have greater financial strength and capital resources than the Company.

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

Environmental Regulation--International Maritime Organization ("IMO"). On March 6, 1992, the IMO adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which went into effect on July 6, 1995 in most jurisdictions in which the Company's tanker fleet operates, provide that (i) 25 year-old tankers must be of double-hull construction or of a mid-deck design with double-side construction, unless they have wing tanks or double-bottom spaces, not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (ii) 30 year-old tankers must be of double-hull construction or mid-deck design with double-side construction, and (iii) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker (i) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (ii) commences a major conversion or has its keel laid on or after January 6, 1994, or (iii) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Under the current regulations, the vessels of the Company's existing fleet will be able to operate for substantially all of their respective economic lives before being required to have double-hulls. Although six of the Company's vessels are 15 years or older, the oldest of such vessels are only 17 years old and, therefore, the requirements currently in effect regarding 25 and 30 year-old tankers will not affect the Company's fleet in the near future.
However, compliance with the new regulations regarding inspections of all vessels may adversely affect the Company's operations. The Company cannot at the present time evaluate the likelihood or magnitude of any such adverse effect on the Company's operations due to uncertainty of interpretation of the IMO regulations.

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

Under OPA 90, vessel owners, operators and bareboat (or "demise") charterers are "potential responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills pertaining to their vessels. These other damages are defined broadly to include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rents, fees and other lost revenues, (iv) lost profits or impairment of earning capacity due to property or natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of potential responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability would not apply if the incident were proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. The Company currently insures and plans to insure each of its vessels with pollution liability insurance in the amount of $700 million. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on the Company.

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

Operations Outside the United States

The operations of the Company are primarily conducted outside of the United States and, therefore, may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where the Company is engaged in business or where its vessels are registered. During fiscal 1997, the Company derived 97% of its total revenues from its operations in the Indo-Pacific Basin. In the past, political conflicts in such regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to, in limited instances, acts of terrorism and piracy. Future hostilities or other political instability in the region could affect the Company's trade patterns and adversely affect the Company's operations and performance.

Crewing and Staff

The Company employs approximately 270 captains, chief engineers, chief officers and first engineers, approximately 1,200 additional personnel at sea and approximately 126 personnel ashore.

The Company places great emphasis on attracting, through its recruiting offices in Manila, Glasgow, and Mumbai qualified crew members for employment on the Company's tankers. Recruiting has become an increasingly difficult task for operators in the tanker industry. The Company pays competitive salaries to its personnel and tries to promote, when possible, from within their ranks. Management believes that the well maintained quarters and equipment on the Company's vessels help to attract and retain motivated and qualified seamen and officers. During fiscal 1996, the Company entered into a Collective Bargaining Agreement with the Philippine Seafarers' Union (PSU), an affiliate of the International Transport Workers' Federation (ITF), which covers substantially all of the Company's junior officers and seamen. The Collective Bargaining Agreement resulted in a small increase in wages and benefits for the vessel crews.

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

Customers

Customers of the Company include major oil companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities dependent upon the Aframax trade. The Company had one charterer (an international oil company) during fiscal 1997 from which voyage revenues exceeded 10% of the Company's consolidated voyage revenues. The voyage revenues from such charterer amounted to $48,686,000. No other single customer has accounted for more than 10% of the Company's consolidated voyage revenues and net income in any of the last three fiscal years.

Taxation of the Company

The legal jurisdictions of the countries in which the Company and its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

Item 2.  DESCRIPTION OF PROPERTY

The Company's Fleet

The following fleet list provides information with respect to the Company's vessels as at May 31, 1997:

                                                     Year                                            %
                                        Series/Yard   Built   Type     Dwt-MT        Flag          Ownership
Aframax Tankers (40)

HAMANE SPIRIT*......................     Onomichi    1997       DH      98,600       Bahamain       100%
POUL SPIRIT.........................     Onomichi    1995       DH      98,600       Liberian       100%
TORBEN SPIRIT.......................     Onomichi    1994       DH      98,500       Bahamian       100%
SAMAR SPIRIT........................     Onomichi    1992       DH      98,640       Bahamian       100%
LEYTE SPIRIT........................     Onomichi    1992       DH      98,744       Bahamian       100%
LUZON SPIRIT........................     Onomichi    1992       DH      98,629       Bahamian       100%
MAYON SPIRIT........................     Onomichi    1992       DH      98,507       Bahamian       100%
TEEKAY SPIRIT.............. ........     Onomichi    1991       SH     100,336       Bahamian       100%
PALMSTAR LOTUS......................     Onomichi    1991       SH     100,314       Bahamian       100%
PALMSTAR THISTLE....................     Onomichi    1991       SH     100,289       Bahamian       100%
PALMSTAR ROSE.......................     Onomichi    1990       SH     100,202       Bahamian       100%
PALMSTAR POPPY......................     Onomichi    1990       SH     100,031       Bahamian       100%
ONOZO SPIRIT........................     Onomichi    1990       SH     100,020       Bahamian       100%
PALMSTAR CHERRY.....................     Onomichi    1990       SH     100,024       Bahamian       100%
PALMSTAR ORCHID.....................     Onomichi    1989       SH     100,047       Bahamian       100%
VICTORIA SPIRIT (OBO)...............     Hyundai     1993       DH     103,153       Bahamian       100%
VANCOUVER SPIRIT (OBO)..............     Hyundai     1992       DH     103,203       Bahamian       100%
SHILLA SPIRIT.......................     Hyundai     1990       SH     106,677       Liberian       100%
ULSAN SPIRIT........................     Hyundai     1990       SH     106,679       Liberian       100%
NAMSAN SPIRIT.......................     Hyundai     1988       SH     106,670       Liberian       100%
PACIFIC SPIRIT......................     Hyundai     1988       SH     106,665       Liberian       100%
PIONEER SPIRIT......................     Hyundai     1988       SH     106,671       Liberian       100%
FRONTIER SPIRIT.....................     Hyundai     1988       SH     106,668       Liberian       100%
SENANG SPIRIT.......................     Imabari     1994       DH      95,649       Bahamian       100%
SEBAROK SPIRIT......................     Imabari     1993       DH      95,700       Liberian       100%
SERAYA SPIRIT.......................     Imabari     1992       DS      97,119       Bahamian       100%
SENTOSA SPIRIT......................     Imabari     1989       DS      97,163       Liberian       100%
ALLIANCE SPIRIT.....................     Imabari     1989       DS      97,088       Bahamian       100%
SEMAKAU SPIRIT......................     Imabari     1988       DS      97,172       Liberian       100%
SUDONG SPIRIT.......................     Imabari     1987       DS      98,215       Liberian       100%
SINGAPORE SPIRIT....................     Imabari     1987       DS      96,960       Liberian       100%
KYUSHU SPIRIT.......................     Mitsubishi  1991       DS      95,562       Bahamian       100%
KOYAGI SPIRIT.......................     Mitsubishi  1989       SH      95,987       Liberian       100%
OPPAMA SPIRIT.......................     Sumitomo    1980       SH      90,333       Bahamian       100%
MAGELLAN SPIRIT.....................     Hitachi     1985       DS      95,000       Liberian       100%
PALM MONARCH........................     Mitsui      1981       SH      89,922       Liberian       100%
SEABRIDGE**.........................     Namura      1996       DH     105,154       Liberian         0%
MENDANA SPIRIT......................     Namura      1980       SH      81,657       Bahamian       100%
HONSHU SPIRIT.......................     Tsuneishi   1979       SH      88,250       Bahamian       100%
TASMAN SPIRIT***....................     Onomichi    1979       SH      87,588       Liberian       100%

Other Tankers (3)

MUSASHI SPIRIT......................     Sasebo      1993       SH     280,654       Bahamian       100%
SCOTLAND............................     Mitsubishi  1982       DS      40,794       Bahamian       100%
CHIBA SPIRIT........................     Mitsui      1980       DB      60,874       Bahamian       100%
                                                                     ---------
                                                                     4,324,710
                                                                     =========

------------------------------------

DH  Double-hull  tanker
DB  Double-bottom  tanker
DS  Double-sided  tanker
SH  Single-hull  tanker  OBO  Oil/Bulk/Ore  carrier
* Newbuilding presently under construction. Scheduled for delivery on June 17, 1997.
**  Vessel time-chartered-in  for one year  commencing  April 1997.
*** Pre-MARPOL  vessel,i.e., non-segregated ballast tanks.

Many  of  the  Company's   vessels  have  been  designed  and   constructed   as
substantially identical sister ships. Such vessels can, in many situations, be interchanged, providing scheduling flexibility and greater capacity utilization. In addition, spare parts and technical knowledge can be applied to all the vessels in the particular series, thereby generating operating efficiencies.

During fiscal 1997, the Company acquired a 1988-built double-sided Aframax tanker, the SEMAKAU SPIRIT, and a 1987-built double-sided Aframax tanker previously on time-charter, renaming it SINGAPORE SPIRIT. In addition, the Company entered into an agreement in April 1997 for a one-year time-charter of the SEABRIDGE, a modern, secondhand Aframax tanker, and expects to take delivery of a newbuilding double-hull Aframax on order from a Japanese shipyard, on June 17, 1997.

The AMERSHAM, a 1981-built Aframax tanker owned by the Company's 50%-owned joint venture, Viking Consolidated Shipping Corp. ("VCSC"), was sold in March 1997. VCSC is 50%-directly-owned by Teekay and 50%- owned by a company associated with Mr. Thomas Kuo-Yuen Hsu, a director of Teekay.

See note 5 to the Consolidated Financial Statements for information with respect to major encumbrances against vessels of the Company.

Classification and Inspection

All of the Company's vessels have been certified as being "in class" by their respective classification societies: Nippon Kaiji Kyokai, Lloyds Register, Det Norske Veritas or American Bureau of Shipping. Every commercial vessel's hull and machinery is "classed" by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year ("Annual Survey"), every two to three years ("Intermediate Survey") and every four to five years ("Special Survey"). Vessels may also be required, as part of the Intermediate Survey process, to be dry-docked every 24 to 30 months for inspection of the underwater parts of the vessel and for necessary repair related to such inspection. Many of the Company's vessels have qualified with their respective classification societies for drydocking only every five years in connection with the Special Survey and are no longer subject to the Intermediate Survey drydocking process. To so qualify, the Company was required to enhance the resiliency of the underwater coatings of each such vessel as well as to install apparatus on each vessel to accommodate thorough underwater inspection by divers.

In addition to the classification inspections, many of the Company's customers, including the major oil companies, regularly inspect the Company's vessels as a precondition to chartering voyages on such vessels. In each of the last seven years, Tanker Advisory Center, Inc. (New York) has rated the Company's fleet a "meritorious tanker fleet," a designation which, in the latest publication (March 1997), placed it in the top quarter of fleets containing 10 or more tankers. Management believes that the Company's well-maintained, high quality tonnage should provide it with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

The Company has obtained through Det Norske Veritas, the Norwegian classification society, a certificate of compliance with the ISO 9000 standards of total quality management. ISO 9000 is a series of international standards for quality systems, which includes ISO 9002, the standard most commonly used in the shipping industry. The Company has also retained Det Norske Veritas for the audit and implementation of the International Safety Management (ISM) code, which are required by the IMO to be completed before July 1, 1998. To date, the Company has completed the audit and implementation of the ISM code for 17 of its vessels and it expects to complete the audit and implementation for its remaining vessels by December 31, 1997.

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

Nagasaki Spirit

On September 20, 1992, the Nagasaki Spirit, a vessel capital leased by one of the wholly owned shipowning subsidiaries of Teekay, was struck by another ship, the Ocean Blessing, in the Strait of Malacca, between Malaysia and Indonesia. The Nagasaki Spirit was towed to Singapore where after inspection it was declared a constructive total loss. The Company received approximately $53 million in insurance proceeds from the hull underwriters of the Nagasaki Spirit, a portion of which was used to repay indebtedness on the vessel. A number of claims have arisen as a result of the collision, including proceedings before the High Court of Singapore in order to determine liability for the collision and the amount of damages recoverable. Most of such claims, to the extent they involve potential liability to the Company, have been settled or otherwise satisfied for amounts not material to the Company. Management believes that any such remaining claims will be fully covered by insurance.

Litigation against the Estate of the Company's Founder

In January 1997, the plaintiff in a lawsuit against, among others, the estate of the Company's founder, the Company and certain of the Company's subsidiaries, shareholders and officers and directors, as more fully described under the heading "Litigation Against the Estate of the Company's Founder" in Item 3 of the Company's Report on Form 20-F for the fiscal year ended March 31, 1996, agreed to dismiss the action and to release all of her alleged claims in exchange for a cash payment by, or on behalf of, the defendants. The amount paid by the Company in connection with such release was not material to the Company's operations.

Item 4.  Control of Registrant

Principal Shareholders

(a) The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

(b) The following table sets forth certain information regarding (i) ownership of Teekay's common stock as of March 31, 1997 by all persons known to Teekay to own more than 10 percent of the common stock and (ii) the total amount of capital stock owned by all officers and directors of Teekay as a group as of such date:

                 Identity of Person
 Title of Class       or Group           Amount Owned        Percent of Class
 --------------       --------           ------------        ----------------

Common Stock,      Cirrus Trust          18,433,181 shares         65.1%
 no par value      JTK Trust              2,858,082 shares         10.1%
                   All officers and             *                    *
                   directors as a group
                   (17 persons)

(c) The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.


--------------------
         *    Less than one percent of outstanding shares.

Item 5.  NATURE OF TRADING MARKET

On July 19, 1995, the Company's common stock listed for trading on the New York Stock Exchange (NYSE- TK). The following table shows sales prices for the four quarters of fiscal 1997 and the two full quarters in fiscal 1996 that the shares have been listed on the NYSE. The figures have been compiled from Bloomberg and are in US dollars.


              1st Q            2nd Q              3rd Q              4th Q
Fiscal 1997   4/1-6/30/96      7/1-9/30/96        10/1-12/31/96      1/1-3/31/97
              -----------      -----------        -------------      -----------
High          28               30 5/8             33 1/8             34 1/4
Low           25               26 1/2             28 7/8             26 1/2



              3rd Q            4th Q
Fiscal 1996   10/1-12/31/95    1/1-3/31/96
              -------------    -----------
High          24 7/8           27
Low           23               23 1/4

Approximately 25% of all outstanding shares at March 31, 1997 were held in the United States.

There is not an active public market within or outside the United States for Teekay's 9 5/8% First Preferred Ship Mortgage Notes due 2003. These Notes have been registered under the Securities Exchange Act of 1934 and Teekay does not intend to list them on any securities exchange or to seek approval for quotation through any automated quotation system.

Teekay's 8.32% First Preferred Ship Mortgage Notes due 2008 are listed for trading on the New York Stock Exchange. These Notes were first offered on the market January 19, 1996. No active trading market exists for these Notes.


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

Item 8.  SELECTED FINANCIAL DATA

Set forth  below  are  selected  consolidated  financial  and other  data of the
Company for the five fiscal periods ended March 31, 1997, which have been derived from the Company's Consolidated Financial Statements. The data below should be read in conjunction with the Consolidated Financial Statements and the notes thereto and the report of Ernst & Young, independent Chartered Accountants, with respect to the statements for the fiscal years ended March 31, 1997, 1996 and 1995, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company changed its fiscal year end from April 30 to March 31, effective March 31, 1994, in order to facilitate comparison of the Company's operating results to those of other companies within the transportation industry on a calendar quarter basis.


                                                                                      11 Month         Fiscal
                                                                                    Period Ended     Year Ended
                                                    Fiscal Year Ended March 31,        March 31,      April 30,
                                                    1997        1996       1995         1994(1)         1993
                                                    ----        ----       ----         -------         ----
                                        (U.S. Dollars in thousands, except per share and per day data and ratios)
Statement of Income Data:
Voyage revenues.............................    $ 382,249   $ 336,320   $ 319,966    $  317,742     $ 336,994
Voyage expenses.............................      102,037      90,575      84,957        81,052       108,805
Net voyage revenues.........................      280,212     245,745     235,009       236,690       228,189
Income from vessel operations...............       94,258      76,279      52,816        60,777        37,310
Interest expense ...........................      (60,810)    (62,910)    (66,304)      (49,713)      (47,769)
Interest income. ...........................        6,358       6,471       5,904         2,904         1,156
Other income ...............................        3,050       9,895      11,848        11,777        37,862
Income from continuing operations before
  foreign exchange gain (loss)..............       42,856      29,735       4,264        25,745        28,559
Foreign exchange gain (loss)(2).............         (226)       (665)        991        (1,532)      (77,917)
Net income (loss) from continuing operations       42,630      29,070       5,255        24,213       (49,358)
Net income from discontinued operations.....         -            -           -           5,945         1,890
Cumulative effect of change in accounting for
  marketable securities.....................         -            -         1,113           -             -
Net income (loss)...........................       42,630      29,070       6,368        30,158       (47,468)

Per Share Data:
Net income (loss) from continuing operations        $1.52      $ 1.17      $ 0.29        $ 1.35       $ (2.74)
Cumulative effect of change in accounting for
  marketable securities.....................          -           -          0.06           -             -
Net income (loss)...........................         1.52        1.17        0.35          1.68         (2.64)
Cash dividends declared per share...........         0.86        0.48         -             -             -
Weighted average shares outstanding
  (thousands)...............................       28,138      24,837      18,000        18,000        18,000

Balance Sheet Data (at end of period):
Cash and marketable securities..............   $  117,523  $  101,780  $   85,739     $ 107,246      $ 48,770
Total assets................................    1,372,838   1,355,301   1,306,474     1,405,147     1,368,966
Total debt..................................      699,726     725,842     842,874       945,611       884,813
Total stockholders' equity..................      629,815     599,395     439,066       433,180       403,022

Other Financial Data:
EBITDA (3)..................................   $  191,632   $ 166,233   $ 146,775     $ 151,364      $136,123
EBITDA to interest expense (3) (4)..........         3.22x       2.69x       2.28x         3.04x         2.59x
Total debt to EBITDA (1) (3)................         3.65        4.37        5.74          5.83          6.50
Total debt to total capitalization..........         52.6%       54.8%       65.7%         68.6%         68.7%
Net debt to capitalization (5)..............         48.0        51.0        63.3          65.9          67.5
Capital expenditures:
  Vessel purchases, gross...................    $  65,104   $ 123,843    $  7,465     $ 163,509     $ 334,733
  Drydocking................................       23,124      11,641      11,917        13,296        16,440

Fleet Data:
Average number of ships (6).................           41          39          42            45            50
Average age of Company's fleet
  (in  years) (7)...........................          8.2         7.4         7.1           7.6           7.9
TCE per ship per day (6)(8).................     $ 20,356    $ 18,438    $ 16,552      $ 17,431      $ 13,722
Vessel operating expenses per ship per
  day (6)(9)................................        4,922       4,787       4,748         4,879         4,276
Operating cash flow per ship per day (10)...       11,819      10,613       8,944         9,133         6,511
 (Footnotes on following page)

                                       12

(Footnotes for previous page)

(1) For the 12 months ended March 31, 1994, voyage revenues were $345.0 million; income from vessel operations was $64.4 million; net income was $320.0 million; and EBITDA was $162.3 million. For the eleven-month period ended March 31, 1994, EBITDA for the 12 months ended March 31, 1994 was used for purposes of computing total debt to EBITDA, in order to facilitate comparisons to other periods.

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

(4) For purposes of computing EBITDA to interest expense, interest expense includes capitalized interest but excludes amortization of loan costs.

(5) Net debt represents total debt less cash, cash equivalents and marketable securities.

(6)    Excludes vessels of discontinued operations and the joint venture.

(7) Average age of Company's fleet is the average age, at the end of the relevant period, of all the vessels owned or leased by the Company (excluding vessels of discontinued operations but including joint venture vessels).

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

(10) Operating cash flow represents income from vessel operations, plus depreciation and amortization expense, less drydock expense. Ship days are calculated on the basis of a 365-day year multiplied by the average number of vessels in the Company's fleet for the respective year. Operating cash flow is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders, and government agencies, principally in the region spanning from the Red Sea to the U.S. West Coast. The Company's fleet consists of 42 tankers, including 39 Aframax oil tankers and oil/bulk/ore carriers, two smaller tankers, and one VLCC, for a total cargo-carrying capacity of approximately 4.2 million tonnes. An additional double-hull newbuilding Aframax tanker is scheduled for delivery on June 17, 1997.

Approximately 78% of the Company's net voyage revenue is currently derived from spot voyages. The balance of the Company's revenue is generated by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period; and by contracts of affreightment, whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a specified period of time. In aggregate, approximately 86% of the Company's net voyage revenue is currently derived from spot voyages or spot market-related contracts. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenue, cash flow from operations, and net income. Management believes that the Company has a competitive advantage over other tanker owners in the Aframax spot market.

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

Fiscal 1997, Fiscal 1996, and Fiscal 1995

The Company's net income was $42.6 million ($1.52 per share) in fiscal 1997, up from $29.1 million ($1.17 per share) in fiscal 1996, and $6.4 million ($0.35 per share) in fiscal 1995, reflecting improvement in the tanker charter market accompanied by a relatively stable cost environment.

The Company sold its remaining eight mid-1970s-built tankers in fiscal years 1995 and 1996, and acquired a total of six newer Aframax tankers in fiscal years 1996 and 1997. As a result, the Company's average fleet size increased by 4.6% in fiscal 1997 following a decrease of 7.1% from fiscal 1995 to 1996.

Net voyage revenue grew 14.0% to $280.2 million in fiscal 1997 from $245.7 million in fiscal 1996, and 4.6% in fiscal 1996 from $235.0 million in fiscal 1995, reflecting improving tanker charter market conditions and the effect of changes in the size of the fleet. The Company's average TCE rate in fiscal 1997 was up 10.4% to $20,356 from $18,438 in fiscal 1996, after an increase of 11.4% in fiscal 1996 from $16,552 in fiscal 1995.

Vessel operating expenses increased 7.0% to $72.6 million in fiscal 1997 from $67.8 million in fiscal 1996, and decreased 6.7% in fiscal 1996 from $72.7 million in fiscal 1995, mainly reflecting changes in fleet size.

Depreciation and amortization expense increased 10.1% to $90.7 million in fiscal 1997 from $82.4 million in fiscal 1996, as a result of an increase in average fleet size, and a higher than usual number of scheduled drydockings. Depreciation and amortization expense decreased 12.8% in fiscal 1996 from $94.5 million in fiscal 1995, as a result of a decrease in average fleet size and a revision to estimates of residual values of the Company's vessels as at April 1, 1995. The revision effectively reduced depreciation expense by approximately $9.4 million in fiscal 1996 as compared to fiscal 1995. Depreciation and amortization expense included amortization of drydocking costs of $10.9 million in fiscal 1997, $8.6 million in fiscal 1996 and $10.3 million in fiscal 1995.

General and administrative expenses rose 14.7% to $19.2 million in fiscal 1997 from $16.8 million in fiscal 1996, and 11.5% in fiscal 1996 from $15.0 million in fiscal 1995, as the result of increases in senior management compensation, the cost of compliance with increasingly stringent tanker industry regulations, and greater administrative costs subsequent to the acquisition of Teekay Shipping Limited in March 1995.

Interest expense decreased by 3.3% to $60.8 million in fiscal 1997 from $62.9 million in fiscal 1996, and by 5.1% in fiscal 1996 from $66.3 million in fiscal 1995. The decreases resulted primarily from a continued decline in the Company's total debt, partially offset by higher interest rates resulting from the issue of $225 million 8.32% First Preferred Ship Mortgage Notes in January 1996. Interest income of $6.4 million in fiscal 1997, $6.5 million in fiscal 1996, and $5.9 million in fiscal 1995, largely reflected increasing cash balances offset in fiscal 1997 by lower interest rates.

Other income of $2.8 million in fiscal 1997 and $9.2 million in fiscal 1996 consisted primarily of gains on the sale of a 50%-owned tanker in fiscal 1997 and two vessels in fiscal 1996. Other income of $12.8 million in fiscal 1995 included an $18.2 million gain on the sale of six vessels, partially offset by $4.3 million in losses on available-for-sale securities and a $2.1 million equity loss from the Company's 50% investment in VCSC.

The following table illustrates the relationship between fleet size (measured in ship-days), time charter equivalent ("TCE") per revenue-generating ship-day performance, and operating results per calendar ship-day:



                                            Year Ended   Year Ended  Year Ended
                                            March 31/97  March 31/96 March 31/95

------------------------------------------------------ ----------- ------------
Total calendar ship-days                        14,937      14,310       15,315
Non-revenue days                                   866         698          822
------------------------------------------------------ ----------- ------------
Revenue-generating ship-days (A)                14,071      13,612       14,493
------------------------------------------------------ ----------- ------------
Net voyage revenue before
commissions (B) (000s)                        $286,429    $250,981     $239,888
------------------------------------------------------ ----------- ------------
Time charter equivalent (TCE) (B/A)            $20,356     $18,438      $16,552
------------------------------------------------------ ----------- ------------
Operating results per
calendar ship-day:
     Net voyage revenue                        $18,760     $17,173      $15,345
     Vessel operating expense                    4,922       4,787        4,748
     General and administrative expense          1,286       1,171          981
     Drydocking expense                            733         602          672
------------------------------------------------------ ----------- ------------
Operating cash flow per calendar ship-day      $11,819     $10,613       $8,944
------------------------------------------------------ ----------- ------------


Liquidity and Capital Resources

The Company's total liquidity, including cash, cash equivalents and undrawn long-term lines of credit, was $258.6 million as at March 31, 1997, up from $197.3 million as at March 31, 1996, and $85.7 million as at March 31, 1995, as a result of internally generated cash flow and debt refinancings. Net cash flow from operating activities rose to $139.2 million in fiscal 1997, compared to $98.4 million and $90.0 million in fiscal years 1996 and 1995, respectively, reflecting an improvement in tanker charter market conditions.

The Company's scheduled debt repayments were $16.0 million during fiscal 1997, down significantly from $57.9 million in fiscal 1996 and $87.6 million in fiscal 1995, as a result of debt refinancings which have lengthened repayment terms. In October 1996, the Company completed two new term loan facilities (the "Term Loan Facilities"), with seven commercial banks providing borrowings of up to $210 million in order to refinance existing debt at improved rates and credit terms.

The Term Loan Facilities also provided an additional $49 million of liquidity to the Company.

Dividend payments during fiscal 1997 were $24.1 million, or 86 cents per share, of which $13.5 million was paid in cash and $10.6 million was paid in the form of common shares issued under the Company's dividend reinvestment plan.

During fiscal 1997, the Company incurred capital expenditures for vessels and equipment of $65.1 million, mainly as a result of the acquisition of two modern, second-hand Aframax tankers, the SEMAKAU SPIRIT and the SINGAPORE SPIRIT (formerly the GALAXY RIVER). These acquisitions were financed through the Term Loan Facilities completed in October 1996. As a result of a larger number of scheduled drydockings in fiscal 1997, capital expenditures for drydocking were $16.6 million in fiscal 1997, compared to $7.4 million in fiscal 1996 and $14.4 million in fiscal 1995.

A double-hull newbuilding Aframax tanker is scheduled for delivery on June 17, 1997 for a total cost of $44.5 million. At March 31, 1997, payments of $8.9 million had been made towards this commitment and a $35.6 million long-term financing arrangement exists for the remaining unpaid cost of this vessel.

FORWARD-LOOKING STATEMENTS

The Company's Annual Report to Shareholders for 1997 and this Annual Report on Form 20-F for the fiscal year ended March 31, 1997 contain forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to future events and financial performance, in particular the statements regarding an improvement in the tanker market conditions and the Company's return on invested capital in fiscal years 1998 and 1999; the Company's competitive advantage over other tanker owners in the Aframax spot market; the number of mid-1970s-built tankers in the market that will be phased out over the next three years; the increase in tanker demand in 1997 and 1998; and the balance of supply and demand in the tanker market. The following factors are among those that could cause actual results to differ materially from the forward-looking statements and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; unanticipated changes in laws and regulations and the Company's ability to comply with all existing and future laws and regulations; changes in demand for modern, high quality vessels; risks incident to vessel operation, including pollution; and other risks detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission. The Company may issue additional written or oral forward-looking statements from time to time which are qualified in their entirety by the cautionary statement contained in this paragraph and in other reports hereafter filed by the Company with the U.S. Securities and Exchange Commission.

Item 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

Management

The directors, executive officers and senior management of the Company are listed below:

Name                      Age                   Position
----                      ---                   --------

Karlshoej, Axel           56     Director and Chairman of the Board
Hood, James N.            62     Director, President and Chief Executive
                                   Officer
Coady, Arthur F.          63     Director, EVP and General Counsel
Dingman, Michael D.       65     Director
Feder, Morris L.          80     Director
Hsu, Steve G. K.          63     Director
Hsu, Thomas Kuo-Yuen      50     Director

Alsleben, Veronica A. E.  46     Managing Director (London)
Antturi, Peter S.         38     Controller (Vancouver)
Chad, Greg                45     VP, Corporate Services (Vancouver)
Gibson, Esther E.         42     Secretary (Nassau)
Glendinning, David        43     VP, Marine and Commercial Operations
                                   (Vancouver)
Gurnee, Anthony           37     Chief Financial Officer, Treasurer and VP,
                                   Business Development (Vancouver)
Meldgaard, Mads T.        32     Managing Director (Singapore)
Moller, Bjorn             39     Chief Operating Officer (Vancouver)
Nagao, Yoshio             50     Managing Director (Tokyo)
Patwardhan, Vinay S.      55     SVP, Marine Operations (Vancouver)

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

PETER S. ANTTURI joined the Company in September 1991 as Manager, Accounting and was promoted to his current position of Controller in March 1992. Prior to joining the Company, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

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

MORRIS L. FEDER is currently President of Worldwide Cargo Inc., a New York based chartering firm. Mr. Feder has been employed in the shipping industry in excess of 48 years, of which 43 were spent with Maritime Overseas Corporation, from which he retired as Executive Vice President and Director in December 1991. He has also served as Senior Vice President and Director of Overseas Shipholding Group Inc. and was a member of the Finance and Development Committee of the Board of Directors of such company. He has served as a Director of Teekay since June 1993. Mr. Feder is a member of the American Bureau of Shipping, the Connecticut Maritime Association and the Association of Shipbrokers and Agents USA Inc. as well as being a member of the Board of Directors of American Marine Advisors, Inc..

ESTHER E. GIBSON joined the Company in June 1988. In 1991, she was appointed to the position of Secretary.

CAPTAIN DAVID GLENDINNING joined the Chartering Department of the Company's London office in January 1987. Since then, he has worked in a number of senior positions within the organization including, Vice President, Commercial Operations, a position he held for two years prior to his January 1995 promotion to the position of Vice President, Marine and Commercial Operations. Captain Glendinning has 18 years' sea service on oil tankers of various types and sizes and is a Master Mariner with British Class 1 Foreign Going Certificate of Competency.

ANTHONY GURNEE joined the Company in May 1992, as General Manager, Finance and served in that capacity until October 1992, at which time he was promoted to the position of Vice President, Finance & Accounting. In January 1995, his title was changed to Vice President, Treasurer and Chief Financial Officer. In March 1997, Mr. Gurnee was given corporate planning and development responsibilities, which are reflected in his current title - Chief Financial Officer, Treasurer and Vice President, Business Development. Mr. Gurnee is a graduate of the United States Naval Academy and served six years with the United States Navy. Prior to joining the Company, he was a shipping banker with Citibank, N.A. for four years. He is a Member of the Institute of Chartered Shipbrokers (MICS).

CAPTAIN JAMES N. HOOD has held a number of senior positions with the Company since joining the organization in 1977. He was appointed President and Chief Executive Officer of the Company in October 1992. He has served as a Director of Teekay since June 1993. Captain Hood's qualifications include an Extra Master's Certificate of Competency. He is a Fellow of the Institute of Chartered
Shipbrokers (FICS), a Fellow of the Nautical Institute (FNI) and a director of Britannia Steam Ship Insurance Association Limited. In addition to his 25 years of shore service in various senior management positions, Captain Hood has served at sea for 19 years, including four years of command experience.

STEVE G. K. HSU is Chairman of Oak Maritime (H.K.) Inc., Limited, a ship management company based in Hong Kong. Mr. Hsu is a member of the Executive Committee of Hong Kong Shipowners Association, a member of the American Bureau of Shipping, and a council member of the International General Committee of Bureau Veritas. He has served as a Director of Teekay since June 1993.

THOMAS KUO-YUEN HSU has served 25 years with, and is presently Executive Director of Expedo & Company (London) Ltd., which is part of the Expedo Group of Companies that manages a fleet of six vessels, ranging in size from 80,000 dwt to 280,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988, and a Lloyd's Underwriting Member since 1983. He has served as a Director of Teekay since June 1993.

AXEL KARLSHOEJ is President of Nordic Industries, a California general construction firm with whom he has served for the past 25 years. He is the older brother of the late J. Torben Karlshoej, the founder of the Company. He has served as a Director and Chairman of the Board of Teekay since June 1993.

MADS T. MELDGAARD joined the Company's Chartering Department in January 1986 and served in the European and Singapore offices until December 1991, when he was appointed Chartering Manager in the Vancouver office. Mr. Meldgaard was promoted in January 1994 to General Manager, Chartering, and again in September 1995 to his current position as Managing Director (Singapore).

BJORN MOLLER spent three years in the Company's European office before being promoted to the position of Vice President, Chartering, in 1988. Mr. Moller served in this capacity for six years until his January 1994 appointment to the position of Vice President, Planning and Development, later being promoted in January 1995 to the position of Vice President, Group Chartering and Business Development. In January 1997, Mr. Moller was appointed Chief Operating Officer. Prior to joining the Company, Mr. Moller spent 10 years with East Asiatic Company, including four years in tanker chartering and operations.

YOSHIO NAGAO has been employed in the shipping industry for the past 30 years and is qualified as a Chief Engineer. He joined the Company from Sanko Steamship Co. Ltd., a Japanese ship owning company, where he served as Manager of their Technical Department. Mr. Nagao has served as Managing Director (Tokyo) since joining the Company in 1985.

CAPTAIN VINAY S. PATWARDHAN has held senior positions with the Company since joining the organization in 1981, including Vice President, Ship Management, a position he held from January 1986 through January 1995, when he was promoted to his current position: Senior Vice President, Marine Operations. Captain Patwardhan has been employed in the shipping industry for the past 37 years, having experience in crude tanker, product carrier, OBO, ore oiler, container, general cargo and bulk carrier operations, with 11 years of command experience. Captain Patwardhan is a Master Mariner with Foreign Going Certificate of Competency.

Directors are elected annually for one-year terms.

Item 11.  COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate annual compensation paid to the 12 executive officers and senior managers listed in Item 10 above was $2,957,036 for fiscal 1997, a portion of which was attributable to payments made pursuant to bonus plans of the Company, which consider both Company and individual performance for a given period. Currently, the non-employee directors of Teekay receive, in the aggregate, approximately $100,000 for their services and reimbursement of their out-of-pocket expenses in each fiscal year during which they are directors of Teekay. In fiscal 1997, the Company contributed an aggregate amount of approximately $77,000 to provide pension and similar benefits for the 12 executive officers and senior managers listed above.

Item 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Teekay's 1995 Stock Option Plan (the "Plan") entitles certain eligible officers, key employees (including senior sea staff), and directors of the Company to receive options to acquire common stock of Teekay. A total of 2,076,862 shares of common stock has been reserved for issuance under the Plan. As of May 12, 1997, options to purchase a total of 1,053,508 shares of Teekay's common stock were outstanding, with options to purchase a total of 515,977 shares then exercisable and with the directors and the 12 executive officers and senior managers listed in Item 10 above holding options to purchase a total of 688,750 shares. The options are exercisable at prices ranging from $21.50 to $27.375 per share and expire between July 19, 2005 and May 28, 2006, ten years after the date of grant.

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

In April 1993, Teekay acquired all of the issued and outstanding shares of common stock of Palm Shipping Inc. from an affiliate of Teekay for a nominal purchase price, plus an amount to be paid at a later date (up to a maximum of $5.0 million plus accrued interest), contingent upon certain future events. The payment of such purchase price by Teekay is not required to be made until after the 9 5/8% First Preferred Ship Mortgage Notes have been paid in full.

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

Item 19.   FINANCIAL STATEMENTS AND EXHIBITS

(a) The following financial statements and schedules, together with the report of Ernst & Young thereon, are filed as part of this Annual Report:



                                                                         Page
                                                                         ----
Report of Independent Public Accountants..................................F-1

Consolidated Financial Statements
  Consolidated Statements of Income and Retained Earnings.................F-2
  Consolidated Balance Sheets.............................................F-3
  Consolidated Statements of Cash Flows...................................F-4
  Notes to the Consolidated Financial Statements..........................F-5
  Schedule A to the Consolidated Financial Statements.....................F-19

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

(b)  The following exhibits are filed as part of this Annual Report:


         *2.1 Articles of Incorporation of Teekay, with all amendments thereto. **2.2 Bylaws of Teekay, with all amendments thereto.
         +2.3 Indenture  dated as of July 15, 1993 among Teekay,  VSSI Sun Inc.,
              Diamond Spirit Inc., VSSI Deepsea Inc., VSSI Bulkers Inc., VSSI Star Inc., VSSI Ulsan Inc. and United States Trust Company of New York, as Trustee.
         +2.4 Registration  Rights  Agreement  dated July 15, 1993 among Teekay,
              VSSI Sun Inc., Diamond Spirit Inc., VSSI Deepsea Inc., VSSI Bulkers Inc., VSSI Star Inc., VSSI Ulsan Inc., and Morgan Stanley & Co. Incorporated, as Placement Agent.
         +2.5 Specimen of Teekay's 9 5/8% First Preferred Ship Mortgage Note due
              2003.
       +++2.6 First Preferred Ship Mortgage dated July 15, 1993 by VSSI Sun Inc.
              to United States Trust Company of New York, as Trustee.
       +++2.7 Assignment of Time Charter dated as of July 15, 1993 from VSSI Sun
              Inc. to United States Trust Company of New York, as Trustee.
       +++2.8 Assignment of Insurance dated July 15, 1993 from VSSI Sun Inc. to
              United States Trust Company of New York, as Trustee.
         +2.9 Pledge Agreement and Irrevocable Proxy dated July 15, 1993 made by
              Teekay in favor of United States Trust Company of New York, as Trustee.
      +++2.10 Guarantee dated as of July 15, 1993 by VSSI Sun Inc. in favor of
              United States Trust Company of New York, as Trustee.
      +++2.11 Assignment of Freights and Hires dated July 15, 1993 from VSSI Sun
              Inc. to United States Trust Company of New York, as Trustee.
      +++2.12 Cash Collateral Account Agreement dated July 15, 1993 between VSSI
              Sun Inc. and United States Trust Company of New York, as Trustee. +2.13 Investment Account Agreement dated July 15, 1993 between Teekay and United States Trust Company of New York, as Trustee.
        +2.14 Assumption  Agreement  dated August 13, 1993 between United States
              Trust Company of New York, as Trustee, and Sebarok Spirit Inc.

        +2.15 Pledge Agreement and Irrevocable Proxy dated August 13, 1993 made by Teekay in favor of United States Trust Company of New York, as Trustee.
       **2.16 Registration Rights Agreement among Teekay, Tradewinds Trust Co.
              Ltd., as Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK Trust.
       **2.17 Specimen of Teekay Common Stock Certificate.
       ##2.18 Indenture  dated January 29, 1996 among Teekay,  VSSI Oceans Inc.,
              VSSI Atlantic Inc., VSSI Appian Inc., Senang Spirit Inc., Exuma Spirit Inc., Nassau Spirit Inc., Andros Spirit Inc.
              and United States Trust Company of New York, as Trustee.
       ##2.19 Specimen of Teekay's First Preferred Ship Mortgage Notes Due 2008. ##++2.20 Bahamian Statutory Ship Mortgage dated January 29, 1996 by Nassau
              Spirit Inc. to United States Trust Company of New York.
     ##++2.21 Deed of Covenants dated January 29, 1996 by Nassau Spirit Inc. to
              United States Trust Company of New York.
       ##2.22 First Preferred Ship Mortgage dated January 29, 1996 by VSSI
              Oceans Inc. to United States Trust Company of New York, as
              Trustee.
     ##++2.23 Assignment of Time Charter dated January 29, 1996 by Nassau Spirit
              Inc. to United States Trust Company of New York, as Trustee. ##++2.24 Assignment of Insurance dated January 29, 1996 by Nassau Spirit
              Inc. to United States Trust Company of New York, as Trustee. ##2.25 Pledge Agreement and Irrevocable Proxy dated January 29, 1996 by
              Teekay in favor of United States Trust Company of New York, as Trustee.
     ##++2.26 Guarantee dated January 29, 1996 by Nassau Spirit Inc. in favor of
              United States Trust Company of New York, as Trustee.
     ##++2.27 Assignment of Freights and Hires dated January 29, 1996 by Nassau
              Spirit Inc. to United States Trust Company of New York, as
              Trustee.
     ##++2.28 Cash Collateral Account Agreement dated January 29, 1996 between
              Nassau Spirit Inc. and United States Trust Company of New York, as Trustee.
       ##2.29 Investment Account Agreement dated January 29, 1996 between Teekay and United States Trust Company of New York, as Trustee.
       **2.30 1995 Stock Option Plan.
       **2.31 Form of Indemnification Agreement between Teekay and each of its officers and directors.
       **2.32 Reducing Revolving Credit Facility Agreement dated June 6, 1995 between Chiba Spirit Inc., VSSI Sun Inc., VSSI Gemini Inc., VSSI Carriers Inc., Mendana Spirit Inc., Musashi Spirit Inc., VSSI Condor Inc., Palm Monarch Inc., VSSI Drake Inc., VSSI Tokyo Inc., VSSI Marine Inc., Tasman Spirit Inc., Vancouver Spirit Inc. and Elcano Spirit Inc. and Den norske Bank AS, Christiania Bank og Kreditkasse, acting through its New York Branch, and Nederlandse Scheepshypotheskbank N.V.
        +2.33 Charter Party, as amended, dated September 21, 1989 between Palm
              Shipping Inc. and BP Shipping Limited.
        +2.34 Time Charter, as amended, dated August 14, 1986 between VSSI Sun
              Inc. and Palm Shipping Inc.
        +2.35 Time Charter, as amended, dated April 1, 1989 between Diamond
              Spirit Inc. and Palm Shipping Inc.
        +2.36 Time Charter, as amended, dated August 14, 1986 between VSSI
              Deepsea Inc. and Palm Shipping Inc.
        +2.37 Time Charter, as amended, dated August 14, 1986 between VSSI
              Bulkers Inc. and Palm Shipping Inc.
        +2.38 Time Charter, as amended, dated August 14, 1986 between VSSI Star
              Inc. and Palm Shipping Inc.
        +2.39 Time Charter, as amended, dated January 15, 1990 between VSSI
              Ulsan Inc. and Palm Shipping Inc.
        +2.40 Time Charter, as amended, dated June 1, 1993 between Sebarok
              Spirit Inc. and Palm Shipping Inc.

        #2.41 Time Charter, as amended, dated July 3, 1995 between VSSI Oceans
              Inc. and Palm Shipping Inc.
        #2.42 Time Charter, as amended, dated January 4, 1994 between VSSI
              Atlantic Inc. and Palm Shipping Inc.
        #2.43 Time Charter, as amended, dated February 1, 1992 between VSSI
              Appian Inc. and Palm Shipping Inc.
        #2.44 Time Charter, as amended, dated December 1, 1993 between Senang
              Spirit Inc. and Palm Shipping Inc.
        #2.45 Time Charter, as amended, dated August 1, 1992 between Exuma
              Spirit Inc. and Palm Shipping Inc.
        #2.46 Time Charter, as amended, dated May 1, 1992 between Nassau Spirit
              Inc. and Palm Shipping Inc.
        #2.47 Time Charter, as amended, dated November 1, 1992 between Andros
              Spirit Inc. and Palm Shipping Inc.
      #++2.48 Management Agreement, as amended, dated June 1, 1992 between
              Teekay Shipping Limited and Nassau Spirit Inc.
         2.49 Amendment No. 1, dated October 7, 1996, to Reducing  Revolving
              Credit Facility Agreement dated June 5, 1995 between Chiba Spirit
              Inc.,  VSSI Sun Inc.,  VSSI  Gemini  Inc.,  VSSI  Carriers  Inc.,
              Mendana Spirit Inc.,  Musashi Spirit Inc., VSSI Condor Inc., Palm
              Monarch Inc., VSSI Drake Inc., VSSI Tokyo Inc., VSSI Marine Inc.,
              Tasman Spirit Inc.,  Vancouver Spirit Inc. and Elcano Spirit Inc.
              and Den norske Bank AS,  Christiania Bank og Kreditkasse,  acting through its New York Branch, and Nederlandse Scheepshypotheskbank
              N.V.
         2.50 Agreement, dated October 3, 1996, for a U.S. $90,000,000 Term Loan
              Facility to be made  available to certain  subsidiaries  of Teekay
              Shipping  Corporation by Christiania  Bank og Kreditkasse,  acting through its New York Branch,  The Bank of Nova Scotia,  and Banque
              Indosuez.
         2.51 Agreement,  dated October 18, 1996, for a U.S.  $120,000,000  Term
              Loan  Facility to be made  available  to certain  subsidiaries  of
              Teekay  Shipping  Corporation by Den Norske Bank ASA,  Nederlandse
              Scheepshypothesbank  N.V.,  The Bank of New York, and Midland Bank
              PLC.
         27   Financial Data Schedule
----------

* Previously filed as an exhibit to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission (the "SEC") on October 27, 1995, and hereby incorporated by reference to such Registration Statement.

** Previously filed as an exhibit to the Company's Registration Statement on Form F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.

+ Previously filed as an exhibit to the Company's Registration Statement on Form F-1 (Registration No. 33-68680), as declared effective by the SEC on November 29, 1993, and hereby incorporated by reference to such Registration Statement.

++  A schedule  attached to this  exhibit  identifies  all other  documents  not required to be filed as exhibits because such other documents are substantially identical to this exhibit. The schedule also sets forth material details by which the omitted documents differ from this exhibit.

# Previously filed as an exhibit to the Company's Registration Statement on Form F-3 (Registration No. 33-65139), filed with the SEC on January 19, 1996, and hereby incorporated by reference to such Registration Statement.

## Previously filed as an exhibit to the Company's Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on June 4, 1996, and hereby incorporated by reference to such Annual Report.

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              TEEKAY SHIPPING CORPORATION

                             By: /s/ Anthony Gurnee
                                 ---------------------------------------------
                                 Anthony Gurnee
                                 Vice President and Chief Financial Officer
                                (Principal Financial and Accounting Officer)

Dated: June 11, 1997

                                AUDITORS' REPORT




To the Shareholders of
Teekay Shipping Corporation

We have audited the accompanying consolidated balance sheets of Teekay Shipping Corporation and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended March 31, 1997. Our audits also included the financial statement schedule listed in the Index Item 19[a]. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Shipping Corporation and subsidiaries at March 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material aspects the information set forth therein.




Nassau, Bahamas,
May 7, 1997.                                              Chartered Accountants

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                              AND RETAINED EARNINGS
            (in thousands of U.S. dollars, except per share amounts)

                                                           Year Ended        Year Ended          Year Ended
                                                            March 31,         March 31,           March 31,
                                                           ----------        ----------          ----------
                                                              1997              1996                1995
                                                                $                 $                   $

NET VOYAGE REVENUES
Voyage revenues                                               382,249          336,320              319,966
Voyage expenses                                               102,037           90,575               84,957
-----------------------------------------------------------------------------------------------------------
Net voyage revenues                                           280,212          245,745              235,009
-----------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Vessel operating expenses                                      72,586           67,841               72,723
Time charter hire expense                                       3,461            2,503
Depreciation and amortization                                  90,698           82,372               94,452
General and administrative (note 3)                            19,209           16,750               15,018
-----------------------------------------------------------------------------------------------------------
                                                              185,954          169,466              182,193
-----------------------------------------------------------------------------------------------------------
Income from vessel operations                                  94,258           76,279               52,816
-----------------------------------------------------------------------------------------------------------

OTHER ITEMS
Interest expense                                              (60,810)         (62,910)             (66,304)
Interest income                                                 6,358            6,471                5,904
Other income (note 10)                                          2,824            9,230               12,839
-----------------------------------------------------------------------------------------------------------
                                                              (51,628)         (47,209)             (47,561)
-----------------------------------------------------------------------------------------------------------
Net income before cumulative effect of accounting change       42,630           29,070                5,255
Cumulative effect of change in accounting for
  marketable securities (note 1 )                                                                     1,113
-----------------------------------------------------------------------------------------------------------
NET INCOME                                                     42,630           29,070                6,368
Retained earnings, beginning of the year                      363,690          406,547              400,179
-----------------------------------------------------------------------------------------------------------
                                                              406,320          435,617              406,547
Exchange of redeemable preferred stock (note 8)                                (60,000)
Dividends declared and paid                                   (24,142)         (11,927)
-----------------------------------------------------------------------------------------------------------
Retained earnings, end of the year                            382,178          363,690              406,547
===========================================================================================================
Earnings per share amounts (note 1)
   Net income before cumulative effect of accounting change     $1.52               $1.17             $0.29
   Cumulative effect of change in accounting for
      marketable securities                                                                            0.06
   Net income                                                    1.52                1.17              0.35
Weighted average number of common shares
   outstanding                                             28,138,187       24,837,109           18,000,000
===========================================================================================================

      The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)


                                                            As at       As at
                                                           March 31,   March 31,
                                                           ---------   ---------
                                                             1997         1996
                                                               $            $

ASSETS
Current
Cash and cash equivalents                                   117,523      101,780
Accounts receivable
  -trade                                                     25,745       22,213
  -other                                                      1,066        2,725
Prepaid expenses and other assets                            14,666       15,331
--------------------------------------------------------------------------------
Total current assets                                        159,000      142,049
--------------------------------------------------------------------------------
Vessels and equipment (notes 1,5 and 9)
At cost, less accumulated depreciation of $457,779
  (1996 - $377,105)                                       1,187,399    1,193,557
Advances on vessels                                           8,938        5,250
--------------------------------------------------------------------------------
Total vessels and equipment                               1,196,337    1,198,807
--------------------------------------------------------------------------------
Investment                                                    6,335        1,624
Other assets                                                 11,166       12,821
--------------------------------------------------------------------------------
                                                          1,372,838    1,355,301
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable                                             16,315       11,761
Accrued liabilities (note 4)                                 26,982       18,303
Current portion of long-term debt (note 5)                   36,283       19,102
--------------------------------------------------------------------------------
Total current liabilities                                    79,580       49,166
--------------------------------------------------------------------------------
Long-term debt (note 5)                                     663,443      706,740
--------------------------------------------------------------------------------
Total liabilities                                           743,023      755,906
--------------------------------------------------------------------------------

Stockholders' equity
Capital stock (note 8)                                      247,637      235,705
Retained earnings                                           382,178      363,690
--------------------------------------------------------------------------------
Total stockholders' equity                                  629,815      599,395
--------------------------------------------------------------------------------
                                                          1,372,838    1,355,301
================================================================================

Commitments and contingencies (notes 5, 6 and 9)

     The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                             Year Ended        Year Ended          Year Ended
                                                              March 31,         March 31,           March 31,
                                                              ---------         ---------           ---------
                                                                1997              1996                1995
                                                                  $                 $                   $

Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income from operating activities                           42,630           29,070                5,255
Add (deduct) charges to operations not requiring
  a payment of cash and cash equivalents:
    Depreciation and amortization                              90,698           82,372               94,452
    Gain on disposition of assets                                               (8,784)             (18,245)
    Loss (gain) on available-for-sale securities                                   (55)               4,303
    Equity loss (income) (net of dividend received:
       March 31, 1997 - $282)                                  (2,414)          (1,139)               2,089
    Other - net                                                 2,785            2,507                  914
 Change in non-cash working capital items related to
  operating activities (note 11)                                5,459           (5,556)               1,251
-----------------------------------------------------------------------------------------------------------
Net cash flow from operating activities                       139,158           98,415               90,019
-----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                  240,000          448,000
Scheduled repayments of long-term debt                        (16,038)         (57,850)             (87,570)
Prepayments of long-term debt                                (250,078)        (505,962)             (15,033)
Scheduled payments on capital lease obligations                                 (1,527)
Prepayments of capital lease obligations                                       (43,023)
Net proceeds from issuance of Common Stock                      1,283          137,872
Cash dividends paid                                           (13,493)          (7,094)
Capitalized loan costs                                         (1,130)          (5,965)             (1,565)
-----------------------------------------------------------------------------------------------------------
Net cash flow from financing activities                       (39,456)         (35,549)           (104,168)
-----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment (net of
  capital lease financing of: (March 31, 1997 - $NIL;
  March 31, 1996 - $44,550; March 31, 1995 - $NIL)            (65,104)         (79,293)              (7,465)
Expenditures for drydocking                                   (16,559)          (7,405)             (14,431)
Proceeds from disposition of assets                                             28,428               16,817
Net cash flow from investment                                  (2,296)           3,273                2,650
Proceeds on sale of available-for-sale securities                              111,770              110,806
Purchases of available-for-sale securities                                     (41,993)            (115,085)
Other                                                                                                    39
-----------------------------------------------------------------------------------------------------------
Net cash flow from investing activities                       (83,959)          14,780               (6,669)
-----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents               15,743           77,646              (20,818)
Cash and cash equivalents, beginning of the year              101,780           24,134               44,952
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year                    117,523          101,780               24,134
===========================================================================================================

     The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES


                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
1.  Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Teekay Shipping Corporation ("Teekay"-which is incorporated under the laws of Liberia) and its wholly owned or controlled subsidiaries (the "Company"). Significant intercompany items and transactions have been eliminated upon consolidation.

On March 31, 1995, Teekay acquired 100% of the outstanding stock of Teekay Shipping Limited ("TSL"), an affiliated company, for cash consideration of $776,000 representing the net book value of TSL at March 31, 1995. The impact of this transaction on the financial position and results of operations of Teekay is not considered significant. The assets and liabilities of TSL have been combined with those of Teekay effective March 31, 1995. Teekay's results of operations include those of TSL subsequent to that date. As a result, certain voyage expenses which were paid to TSL have been reclassified to general and administrative expenses, in order to conform with the presentation adopted subsequent to March 31, 1995.

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

Investment

The Company's 50% interest in Viking Consolidated Shipping Corp. ("VCSC") is carried at the Company's original cost plus its proportionate share of the undistributed net income. On March 12, 1997, VCSC entered into an agreement to sell its one remaining vessel and it is not anticipated that the operating companies of VCSC will have active operations in the near future. The disposal of this vessel and the related gain on sale has been reflected in these consolidated financial statements (see Note 10 - Other Income).

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

Marketable securities

The Company adopted the Statement of Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115") for the year ended March 31, 1995. In applying FAS 115, investments in marketable securities (disposed of during fiscal 1996) have been classified by management as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities are reported as a separate component of stockholders' equity. The cumulative effect on opening retained earnings from application of this Statement has been reflected separately as an adjustment to net income for the year ended March 31, 1995. 1. Summary of Significant Accounting Policies - (cont'd)

Vessels and equipment

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

Effective April 1, 1995, the Company revised its estimates of the residual values of its vessels. The effect of this change in estimated residual values was to reduce depreciation expense for the years ended March 31, 1997 and March 31, 1996 by $9.2 million (or $0.33 per common share) and $9.4 million (or $0.38 per common share), respectively.

Interest  costs  capitalized  to vessels and equipment for the years ended March
31,  1997,  1996  and  1995  aggregated   $232,000,   $106,000,   and  $151,000,
respectively.

Expenditures incurred during drydocking are capitalized and amortized on a straight-line basis over the period until the next anticipated drydocking. When significant drydocking expenditures recur prior to the expiry of this period, the remaining balance of the original drydocking is expensed in the month of the subsequent drydocking. Drydocking expenses amortized for the years ended March 31, 1997, 1996 and 1995 aggregated $10,941,000, $8,617,000, and $10,281,000, respectively.

Vessels acquired pursuant to bareboat hire purchase agreements are capitalized as capital leases and are amortized over the estimated useful life of the acquired vessel.

Other assets

Loan costs, including fees, commissions and legal expenses, are capitalized and amortized over the term of the relevant loan. Amortization of loan costs is included in interest expense.

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

Cash flows

Cash interest paid during the years ended March 31, 1997, 1996 and 1995 totalled $57,400,000, $59,021,000, and $65,368,000, respectively.

The Company classifies all highly liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.




1.  Summary of Significant Accounting Policies - (cont'd)

Income taxes

The legal jurisdictions of the countries in which Teekay and its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

Earnings per share

Earnings per share amounts are based upon the weighted average number of common shares outstanding during each period, after giving effect to the 1 for 2 reverse stock split (see Note 8 - Capital Stock). Stock options have not been included in the computation of the earnings per share amounts since their effect thereon would not be material.

Accounting for Stock-Based Compensation

Effective April 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) companies to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 (APB 25) "Accounting for Stock Issued to Employees" and has disclosed the required pro forma effect on net income and net income per share as if the fair value method of accounting as prescribed in SFAS 123 had been applied (see Note 8 - Capital Stock).

2.  Business Operations

The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of a fleet of tankers. All of the Company's revenues are earned in international markets.

The Company had one charterer (an international oil company) during fiscal 1997 from which voyage revenues exceeded 10% of total voyage revenues. Voyage revenues from such charterer amounted to $48,696,000.

3.  Contractual Relationships

Prior to the acquisition of TSL, (see Note 1 - Basis of presentation), TSL and its affiliated companies rendered administrative, operating and ship management services to the Company in return for a monthly fee and commissions at rates considered usual and customary to the industry. Fees and commissions incurred, included in general and administrative expenses, for the year ended March 31, 1995 aggregated $11,826,000. Commissions incurred, related to vessel dispositions, for the year ended March 31, 1995 aggregated $295,000.

4.  Accrued Liabilities

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES


                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)

                                                      March 31,        March 31,
                                                      ---------        ---------
                                                         1997            1996
                                                           $               $

Voyage and vessel                                       15,458           9,053
Interest                                                 9,294           7,789
Payroll and benefits                                     2,230           1,461
                                                        ------          ------
                                                        26,982          18,303
                                                        ======          ======

5.  Long-Term Debt
                                                 March 31,   March 31,
                                                 ---------   ---------
                                                   1997        1996
                                                     $           $

Revolving Credit Facility                                      118,000
First Preferred Ship Mortgage Notes (8.32%)
    U.S. dollar debt due through 2008             225,000      225,000
First Preferred Ship Mortgage Notes (9 5/8%)
   U.S. dollar debt due through 2004              151,200      151,200
Floating rate (LIBOR + 0.65% to 1 1/2%)
   U.S. dollar debt due through 2006              323,526      231,642
                                                  -------      -------
                                                  699,726      725,842
Less current portion                               36,283       19,102
                                                  -------      -------
                                                  663,443      706,740
                                                  =======      =======

As at March 31, 1997, the Revolving Credit Facility (the "Revolver") provided for borrowings of up to $141.1 million (the "commitment amount") on a revolving credit basis. The commitment amount reduces by $6.9 million semi-annually each June and December together with a final balloon reduction in June 2003. Interest payments are based on LIBOR plus a margin ranging from 0.80% to 1.25%, depending on the financial leverage of the Company. The Revolver is collateralized by first priority mortgages granted on ten of the Company's Aframax tankers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolver.

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at March 31, 1997, the fair value of these net assets approximated $278 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

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

The 9 5/8% First Preferred Ship Mortgage Notes due July 15, 2003 (the "9 5/8% Notes") are collateralized by first preferred mortgages on six of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by six subsidiaries of Teekay that own the mortgaged vessels (the "9 5/8% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at March 31, 1997, the fair value of these net assets approximated $191 million. The 9 5/8% Notes are also subject to a sinking fund, which will retire $25 million principal amount of the 9 5/8% Notes, on each July 15, commencing July 15, 1997. During first quarter of fiscal 1996, the Company retired $23.8 million of the 9 5/8% Notes, which will be applied to reduce the July 15, 1997 sinking fund requirement. The 9 5/8% Notes are redeemable at the option of the Company, in whole or in part, on or after July 15, 1998 at the following redemption prices expressed as a percentage of principal:

                           July 15               Redemption Price
                           -------               ----------------
                           1998                          104.813%
                           1999                          102.406%
                           2000                          100.000%

Upon a Change of Control each 9 5/8% Note holder and 8.32% Note holder has the right, unless the Company elects to redeem these Notes, to require the Company to purchase these Notes at 101% of their principal amount plus accrued interest.

Condensed financial information regarding the Company, the 9 5/8% Notes Guarantor Subsidiaries, the 8.32% Notes Guarantor Subsidiaries and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

All other floating rate loans are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from the parent Company. In certain instances second preferred mortgages have been recorded against specific vessels.

Among other matters, the long-term debt agreements generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of additional debt and new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, is limited as of March 31, 1997, to $58.7 million.

As at March 31, 1997, the Company was committed to a series of interest rate swap agreements whereby $150 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 19.5 months. The swap agreements expire between October 1998 and December 1998. These arrangements effectively change the Company's interest rate exposure on $150 million of debt from a floating LIBOR rate to an average fixed rate of 5.86%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES


                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
5.  Long-Term Debt (cont'd)

The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to March 31, 1997 are $36,283,000 (fiscal
1998), $69,093,000 (fiscal 1999 - 2001), and $80,324,000 (fiscal 2002).

6.  Leases

Charters-out

Time charters to third parties of the Company's vessels are accounted for as operating leases. The minimum future revenues to be received on time charters currently in place are $34,893,000 (fiscal 1998) and $3,875,000 (fiscal 1999).

The minimum future revenues should not be construed to reflect total charter hire revenues for any of the years.

7.  Fair Value of Financial Instruments

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

The estimated fair value of the Company's financial instruments is as follows:

                                                 March 31, 1997                March 31, 1996
                                                 --------------                --------------
                                               Carrying     Fair             Carrying      Fair
                                                Amount      Value             Amount       Value
                                                   $          $                 $            $
                                                ------      -----             ------       -----
Cash and cash equivalents                       117,523    117,523            101,780     101,780
Long-term debt                                  699,726    695,265            725,842     723,056
Interest rate swap agreements
    - net receivable (payable) position                      1,154                            (60)
Interest rate cap agreements                                                      618          10

The Company transacts with investment grade rated financial institutions and requires no collateral from these institutions.

8.  Capital Stock

Authorized
 25,000,000   Preferred Stock with a par value of $1 per share
125,000,000   Common Stock with no par value

                                                   Common                Preferred
                                                    Stock    Thousands      Stock     Thousands
                                                      $      of shares        $       of shares
                                                  ---------  ---------    ---------   ---------
Issued and outstanding
Balance March 31, 1994 and 1995                     33,000      36,000          1         600
May 15, 1995 1-for-2 Reverse Common Stock Split                (18,000)
July 19, 1995 Initial Public Offering 6,900,000
   shares at $21.50 per share of Common Stock
   (net of share issue costs)                      137,613       6,900
July 19, 1995 Exchange of Redeemable Preferred
   Stock for 2,790,698 shares of Common Stock       60,000       2,791         (1)       (600)
Reinvested Dividends                                 4,833         201
Exercise of Stock Options                              259          12
                                                  ---------  ---------    ---------   ---------
Balance March 31, 1996                             235,705      27,904          0           0
Reinvested Dividends                                10,649         364
Exercise of Stock Options                            1,283          60
                                                  ---------  ---------    ---------   ---------
Balance March 31, 1997                             247,637      28,328          0           0
                                                  =========  =========    =========   =========

The Company has reserved 2,076,862 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan (the "Plan").

During fiscal 1997 and 1996, the Company granted options under the Plan to acquire up to 343,250 and 796,750 shares of Common Stock (the "Grants"), respectively, to certain eligible officers, key employees (including senior sea staff), and directors of the Company. The options have a 10-year term and follow a graded-vesting schedule. The options granted during fiscal 1997 vest equally over four years from the date of grant. Three quarters of the options granted during fiscal 1996 have vested and the remaining quarter will vest during fiscal 1998.

A summary of the Company's stock option activity, and related information for the years ended March 31 follows:

                                          Fiscal 1997                     Fiscal 1996
                                          -----------                     -----------
                                    Options      Weighted-Average    Options    Weighted-Average
                                    (`000s)       Exercise Price     (`000s)     Exercise Price
                                    -------       --------------     -------     --------------
Outstanding-beginning of year          779                $21.50          0              $21.50
Granted                                343                 27.38        797               21.50
Exercised                             (60)                 21.50       (12)               21.50
Forfeited                              (6)                 24.00        (6)               21.50
                                     -----                 -----       ----               -----
Outstanding-end of year              1,056                $23.40        779              $21.50
                                    ===========================================================
Exercisable at end of year             519                $21.50        383              $21.50
                                    ===========================================================

Weighted-average fair value of options
granted during the year (per option)         $6.72                            $5.16

Exercise prices for the options outstanding as of March 31, 1997 ranged from $21.50 to $27.38 and have a weighted-average remaining contractual life of 8.57 years.

The Company applies APB 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee stock options (see Note 1
- Accounting for Stock-Based Compensation). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of underlying stock on the date of grant, no compensation expense is recognized.

Had the Company recognized compensation costs for the Grants consistent with the methods recommended by SFAS 123 (see Note 1 - Accounting for Stock-Based Compensation), the Company's net income and net income per share for those years ended would have been stated at the pro forma amounts as follows:

                                           Year Ended         Year Ended
                                         March 31, 1997     March 31, 1996
                                               $                    $
                                           ---------           ----------
NET INCOME:
As reported                                 $42,630             $29,070
 Pro forma                                   40,679              26,842
NET INCOME PER COMMON SHARE:
As reported                                    1.52                1.17
 Pro forma                                     1.45                1.08

The fair values of the Grants were estimated on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free average interest rates of 6.44% and 6.14% for fiscal 1997 and fiscal 1996, respectively, dividend yield of 3.0%; expected volatility of 25%; and expected lives of 5 years.

9. Commitments and Contingencies

As at March 31, 1997, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese Yen 100 million and Singapore dollars 16,478,650 for U.S. dollars, at an average rate of Japanese Yen 122.12 per U.S. dollar and Singapore dollar 1.41 per U.S. dollar, respectively, for the purpose of hedging accounts payable and accrued liabilities.

As at March 31, 1997, the Company was committed to the construction of an Aframax vessel for a cost of $44.5 million, scheduled for delivery in June 1997. At March 31, 1997, payments of $8.9 million had been made towards this commitment and a $35.6 million long-term financing arrangement exists for the remaining unpaid cost of this vessel.


10. Other Income

                                             Year Ended  Year Ended  Year Ended
                                              March 31,   March 31,   March 31,
                                                1997        1996        1995
                                                  $           $           $
                                             ----------  ----------  ----------
Gain on disposition of assets                   8,784      18,245
Gain (loss) on available-for-sale securities       55      (4,303)
Equity in results of 50% owned company          2,696       1,139      (2,089)
Foreign currency exchange gain (loss)            (226)       (665)        991
Miscellaneous - net                               354         (83)         (5)
                                             ----------  ----------  ----------
                                                2,824       9,230      12,839
                                             ==========  ==========  ==========

For the year ended March 31, 1997, Equity in results of the 50% owned company includes a $2,732,000 gain on a vessel sale.

Gross realized gains on sales of available-for-sale securities for the years ended March 31, 1996 and 1995 aggregated $1,787,000 and $691,000, respectively. Gross realized losses on sales of available-for-sale securities for the years ended March 31, 1996 and 1995 aggregated $1,732,000 and $4,994,000, respectively.


11. Change in Non-Cash Working Capital Items Related to Operating Activities


                                       Year Ended   Year Ended   Year Ended
                                        March 31,    March 31,    March 31,
                                         1997          1996         1995
                                           $             $            $
                                       ----------   ----------   ----------
Accounts receivable                     (1,873)      (4,792)       3,585
Prepaid expenses and other assets          665       (2,058)      (1,597)
Accounts payable                         4,554          281         (310)
Accrued liabilities                      2,113        1,013         (427)
                                       ----------   ----------   ----------
                                         5,459       (5,556)       1,251
                                       ==========   ==========   ==========

12. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                                                                      SCHEDULE A
              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)


                                                                            Year Ended March 31, 1997
                                              -------------------------------------------------------------------------------------
                                                             9 5/8% Notes 8.32% Notes                                   Teekay
                                                 Teekay       Guarantor    Guarantor   Non-Guarantor                 Shipping Corp.
                                              Shipping Corp  Subsidiaries Subsidiaries Subsidiaries   Eliminations   & Subsidiaries
                                                   $              $            $            $              $              $
                                              -------------------------------------------------------------------------------------

Net voyage revenues                                               30,553       35,960      411,216       (197,517)       280,212
Operating expenses                                    494         22,588       34,254      326,135       (197,517)       185,954
                                              -------------------------------------------------------------------------------------
   Income (loss) from vessel operations              (494)         7,965        1,706       85,081                        94,258
Net interest income (expense)                     (34,420)           114          210      (20,356)                      (54,452)
Equity in net income of subsidiaries               77,352                                                 (74,656)         2,696
Other income (loss)                                   192                                   12,707        (12,771)           128
                                              -------------------------------------------------------------------------------------
Net income                                         42,630          8,079        1,916       77,432        (87,427)        42,630
Retained earnings (deficit),
    beginning of the year                         363,690         17,377       (1,245)      66,693        (82,825)       363,690
Dividends declared and paid                       (24,142)       (14,400)     (18,795)                     33,195        (24,142)
                                              -------------------------------------------------------------------------------------
Retained earnings (deficit),
    end of the year                               382,178         11,056      (18,124)     144,125       (137,057)       382,178
                                              =====================================================================================

                                                                            Year Ended March 31, 1996
                                              -------------------------------------------------------------------------------------
                                                             9 5/8% Notes 8.32% Notes                                   Teekay
                                                 Teekay       Guarantor    Guarantor   Non-Guarantor                 Shipping Corp.
                                              Shipping Corp  Subsidiaries Subsidiaries Subsidiaries   Eliminations   & Subsidiaries
                                                   $              $            $            $              $              $
                                              -------------------------------------------------------------------------------------

Net voyage revenues                                               29,755       49,402      390,450       (223,862)       245,745
Operating expenses                                    835         20,681       31,861      339,951       (223,862)       169,466
                                              -------------------------------------------------------------------------------------
   Income (loss) from vessel operations              (835)         9,074       17,541       50,499                        76,279
Net interest income (expense)                     (18,397)           394      (13,759)     (24,677)                      (56,439)
Equity in net income of subsidiaries               47,043                                                 (45,904)         1,139
Other income                                        1,259                                   15,940         (9,108)         8,091
                                              -------------------------------------------------------------------------------------
Net income                                         29,070          9,468        3,782       41,762        (55,012)        29,070
Retained earnings (deficit),
    beginning of year                             406,547         22,309       (5,027)      89,301       (106,583)       406,547
Exchange of redeemable preferred stock            (60,000)                                                               (60,000)
Dividends declared and paid                       (11,927)       (14,400)                  (64,370)        78,770        (11,927)
                                              -------------------------------------------------------------------------------------
Retained earnings (deficit), end of the year      363,690         17,377       (1,245)      66,693        (82,825)       363,690
                                              =====================================================================================

                                                                            Year Ended March 31, 1995
                                              -------------------------------------------------------------------------------------
                                                             9 5/8% Notes 8.32% Notes                                   Teekay
                                                 Teekay       Guarantor    Guarantor   Non-Guarantor                 Shipping Corp.
                                              Shipping Corp  Subsidiaries Subsidiaries Subsidiaries   Eliminations   & Subsidiaries
                                                   $              $            $            $              $              $
                                              -------------------------------------------------------------------------------------

Net voyage revenues                                               32,687       47,593      400,844       (246,115)       235,009
Operating expenses                                    660         24,410       29,434      373,897       (246,208)       182,193
                                              -------------------------------------------------------------------------------------
   Income (loss) from vessel operations              (660)         8,277       18,159       26,947             93         52,816
Net interest income (expense)                     (18,302)           491      (13,736)     (28,853)                      (60,400)
Equity in net income (loss) of subsidiaries        24,161                                                 (26,250)        (2,089)
Other income                                           56              1                    14,871                        14,928
                                              -------------------------------------------------------------------------------------
Net income from continuing operations               5,255          8,769        4,423       12,965        (26,157)         5,255
Cumulative effect of change in accounting
   for marketable securities                        1,113                                                                  1,113
                                              -------------------------------------------------------------------------------------
Net income                                          6,368          8,769        4,423       12,965        (26,157)         6,368
Retained earnings (deficit),
    beginning of year                             400,179         46,735       (9,450)      90,396       (127,681)       400,179
Dividends declared and paid                                      (25,266)                  (21,989)        47,255
                                              -------------------------------------------------------------------------------------
Retained earnings (deficit), end of the year      406,547         30,238       (5,027)      81,372       (106,583)       406,547
                                              =====================================================================================

(See Note 5)




                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                                                      SCHEDULE A


                            CONDENSED BALANCE SHEETS
                         (in thousands of U.S. dollars)

                                                                            As at March 31, 1997
                                              -------------------------------------------------------------------------------------
                                                             9 5/8% Notes 8.32% Notes                                   Teekay
                                                Teekay        Guarantor    Guarantor   Non-Guarantor                 Shipping Corp.
                                              Shipping Corp  Subsidiaries Subsidiaries Subsidiaries   Eliminations   & Subsidiaries
                                                   $              $            $            $              $              $
                                              -------------------------------------------------------------------------------------

   ASSETS
Cash and cash equivalents                              32          9,248        8,732       99,511                       117,523
Other current assets                                  128            667          755       40,009            (82)        41,477
                                              -------------------------------------------------------------------------------------
   Total current assets                               160          9,915        9,487      139,520            (82)       159,000
Vessels and equipment (net)                                      137,486      344,315      714,536                     1,196,337
Advances due from subsidiaries                    362,704                                                (362,704)
Other assets (principally
   investments in subsidiaries)                   649,337                                   11,171       (643,007)        17,501
                                              -------------------------------------------------------------------------------------
                                                1,012,201        147,401      353,802      865,227     (1,005,793)     1,372,838

   LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                                 7,386          4,573        2,581       65,122            (82)        79,580
Long-term debt                                    375,000                                  288,443                       663,443
Due to parent                                                        (56)          15      356,656       (356,615)
                                              -------------------------------------------------------------------------------------
   Total liabilities                              382,386          4,517        2,596      710,221       (356,697)       743,023
                                              -------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                                     247,637             10           23        5,933         (5,966)       247,637
Contributed capital                                              131,818      369,307        4,948       (506,073)
Retained earnings (deficit)                       382,178         11,056      (18,124)     144,125       (137,057)       382,178
                                              -------------------------------------------------------------------------------------
   Total stockholders' equity                     629,815        142,884      351,206      155,006       (649,096)       629,815
                                              -------------------------------------------------------------------------------------
                                                1,012,201        147,401      353,802      865,227     (1,005,793)     1,372,838
                                              =====================================================================================

                                                                            As at March 31, 1996
                                              -------------------------------------------------------------------------------------
                                                             9 5/8% Notes 8.32% Notes                                   Teekay
                                                Teekay        Guarantor    Guarantor   Non-Guarantor                 Shipping Corp.
                                              Shipping Corp  Subsidiaries Subsidiaries Subsidiaries   Eliminations   & Subsidiaries
                                                   $              $            $            $              $              $
                                              -------------------------------------------------------------------------------------

   ASSETS
Cash and cash equivalents                              28          8,613        5,210       87,929                       101,780
Other current assets                                  293          1,475        1,064       37,527            (90)        40,269
                                              -------------------------------------------------------------------------------------
   Total current assets                               321         10,088        6,274      125,456            (90)       142,049
Vessels and equipment (net)                                      139,652      362,424      696,731                     1,198,807
Advances due from subsidiaries                    372,233                                                (372,233)
Other assets (principally
   investments in subsidiaries)                   606,269                                   12,826       (604,650)        14,445
                                              -------------------------------------------------------------------------------------
                                                  978,823        149,740      368,698      835,013       (976,973)     1,355,301
                                              -------------------------------------------------------------------------------------
   LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                                 3,228            539          613       44,876            (90)        49,166
Long-term debt                                    376,200                                  330,540                       706,740
Due to parent                                                         (4)                  382,023       (382,019)
                                              -------------------------------------------------------------------------------------
   Total liabilities                              379,428            535          613      757,439       (382,109)       755,906
                                              -------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                                     235,705             10           23        5,933         (5,966)       235,705
Contributed capital                                              131,818      369,307        4,948       (506,073)
Retained earnings (deficit)                       363,690         17,377       (1,245)      66,693        (82,825)       363,690
                                              -------------------------------------------------------------------------------------
   Total stockholders' equity                     599,395        149,205      368,085       77,574       (594,864)       599,395
                                              -------------------------------------------------------------------------------------
                                                  978,823        149,740      368,698      835,013       (976,973)     1,355,301
                                              =====================================================================================

(See Note 5)




                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                                                                      SCHEDULE A
                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)



                                                                            Year Ended March 31, 1997
                                              -------------------------------------------------------------------------------------
                                                             9 5/8% Notes 8.32% Notes                                   Teekay
                                                 Teekay       Guarantor    Guarantor   Non-Guarantor                 Shipping Corp.
                                              Shipping Corp  Subsidiaries Subsidiaries Subsidiaries   Eliminations   & Subsidiaries
                                                   $              $            $            $              $              $
                                              -------------------------------------------------------------------------------------


Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                              -------------------------------------------------------------------------------------
   Net cash flow from operating activities        (30,553)        20,018       23,161      126,532                       139,158
                                              -------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                               240,000                       240,000
Repayments of long-term debt                                                              (266,116)                     (266,116)
Net proceeds from issuance of Common Stock          1,283                                                                  1,283
Other                                              29,003        (14,456)     (18,780)     (10,390)                      (14,623)
                                              -------------------------------------------------------------------------------------
   Net cash flow from financing activities         30,286        (14,456)     (18,780)     (36,506)                      (39,456)
                                              -------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                            (4,927)        (859)     (75,877)                      (81,663)
Other                                                 272                                   (2,568)                       (2,296)
                                              -------------------------------------------------------------------------------------
   Net cash flow from investing activities            272         (4,927)        (859)     (78,445)                      (83,959)
                                              -------------------------------------------------------------------------------------
Increase in cash and cash equivalents                   4            635        3,522       11,581                        15,743
Cash and cash equivalents,
     beginning of the year                             28          8,613        5,210       87,929                       101,780
                                              -------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year             32          9,248        8,732       99,510                       117,523
                                              =====================================================================================

                                                                            Year Ended March 31, 1996
                                              -------------------------------------------------------------------------------------
                                                             9 5/8% Notes 8.32% Notes                                   Teekay
                                                 Teekay       Guarantor    Guarantor   Non-Guarantor                 Shipping Corp.
                                              Shipping Corp  Subsidiaries Subsidiaries Subsidiaries   Eliminations   & Subsidiaries
                                                   $              $            $            $              $              $
                                              -------------------------------------------------------------------------------------

Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                              -------------------------------------------------------------------------------------
   Net cash flow from operating activities        (23,772)        17,284       22,798       82,105                        98,415
                                              -------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                      225,000                                  223,000                       448,000
Repayments of long-term debt                      (22,580)                   (208,964)    (332,268)                     (563,812)
Repayments of capital lease obligations                                       (44,550)                                   (44,550)
Net proceeds from issuance of Common Stock        137,872                                                                137,872
Other                                             (29,879)       (14,400)    (133,234)     164,454                       (13,059)
                                              -------------------------------------------------------------------------------------
   Net cash flow from financing activities        310,413        (14,400)    (386,748)      55,186                       (35,549)
                                              -------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                              (656)      (3,223)     (82,819)                      (86,698)
Proceeds from disposition of assets                                                         28,428                        28,428
Other                                            (286,710)           499      369,307      (10,046)                       73,050
                                              -------------------------------------------------------------------------------------
   Net cash flow from investing activities       (286,710)          (157)     366,084      (64,437)                       14,780
                                              -------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents      (69)         2,727        2,134       72,854                        77,646
Cash and cash equivalents,
     beginning of the year                             97          5,886        3,076       15,075                        24,134
                                              -------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year             28          8,613        5,210       87,929                       101,780
                                              =====================================================================================

                                                                            Year Ended March 31, 1995
                                              -------------------------------------------------------------------------------------
                                                             9 5/8% Notes 8.32% Notes                                   Teekay
                                                 Teekay       Guarantor    Guarantor   Non-Guarantor                 Shipping Corp.
                                              Shipping Corp  Subsidiaries Subsidiaries Subsidiaries   Eliminations   & Subsidiaries
                                                   $              $            $            $              $              $
                                              -------------------------------------------------------------------------------------

Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                              -------------------------------------------------------------------------------------
   Net cash flow from operating activities        (40,919)        19,403       23,110       88,425                        90,019
                                              -------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayments of long-term debt                                                  (21,854)     (80,749)                     (102,603)
Other                                             (31,518)       (25,263)        (188)      55,404                        (1,565)
                                              -------------------------------------------------------------------------------------
   Net cash flow from financing activities        (31,518)       (25,263)     (22,042)     (25,345)                     (104,168)
                                              -------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                            (1,039)      (3,197)     (17,660)                      (21,896)
Proceeds from disposition of assets                                                         16,817                        16,817
Other                                              72,776             19            1      (74,386)                       (1,590)
                                              -------------------------------------------------------------------------------------
   Net cash flow from investing activities         72,776         (1,020)      (3,196)     (75,229)                       (6,669)
                                              -------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents      339         (6,880)      (2,128)     (12,149)                      (20,818)
Cash and cash equivalents, beginning of the year     (242)        13,736        5,204       26,254                        44,952
                                              -------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year             97          6,856        3,076       14,105                        24,134
                                              =====================================================================================

(See Note 5)