Form 20-F
period 1998-03-31
TEEKAY SHIPPING CORP
filed 1998-05-20
CIK 911971

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

For the fiscal year ended ........................... March 31, 1998
 ...........................

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ............................... to
 ...............................

Commission file number 1-12874

                          TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                (Translation of Registrant's name into English)

                              Republic of Liberia
                (Jurisdiction of incorporation or organization)

 4th Floor, Euro Canadian Centre, Marlborough Street & Navy Lion Road, P.O. Box
                  SS-6293, Nassau, Commonwealth of the Bahamas
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

              Title of each class                 Name of each exchange on which registered
      Common Stock, no par value per share                 New York Stock Exchange
 8.32% First Preferred Ship Mortgage Notes due             New York Stock Exchange
                       2008

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
              9 5/8% First Preferred Ship Mortgage Notes due 2003
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     28,832,765 shares of Common Stock, no par value

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes [X]  No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow:

     Item 17 [ ]  Item 18 [X]

                          TEEKAY SHIPPING CORPORATION
                          INDEX TO REPORT ON FORM 20-F

                                                                         PAGE
  PART I                                                                 ----
  Item 1.   Description of Business.....................................   3
  Item 2.   Description of Property.....................................  10
  Item 3.   Legal Proceedings...........................................  12
  Item 4.   Control of Registrant.......................................  12
  Item 5.   Nature of Trading Market....................................  13
  Item 6.   Exchange Controls and Other Limitations Affecting Security
              Holders...................................................  13
  Item 7.   Taxation....................................................  14
  Item 8.   Selected Financial Data.....................................  15
  Item 9.   Management's Discussion and Analysis of Financial Condition
              and Results of Operations.................................  17
  Item 10.  Directors and Officers of the Registrant....................  22
  Item 11.  Executive Compensation......................................  24
  Item 12.  Options to Purchase Securities From Registrant or
              Subsidiaries..............................................  24
  Item 13.  Interest of Management in Certain Transactions..............  25
PART II.
  Item 14.  Description of Securities to be Registered.................. Not applicable
PART III.
  Item 15.  Defaults Upon Senior Securities............................. Not applicable
  Item 16.  Changes in Securities, Changes in Security for Registered
              Securities and Use of Proceeds............................ Not applicable
PART IV.
  Item 17.  Financial Statements........................................ Not applicable
  Item 18.  Financial Statements........................................  26
  Item 19.  Financial Statements and Exhibits...........................  26
  Signature.............................................................  30

                                     PART I
ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY

     Teekay Shipping Corporation ("Teekay"), together with its subsidiaries (the "Company"), is a leading provider of international crude oil and petroleum product transportation services through the world's largest fleet of medium size oil tankers. The Company's modern fleet of tankers provides transportation services to major oil companies, major oil traders and government agencies, principally in the region spanning from the Red Sea to the U.S. West Coast (the "Indo-Pacific Basin").

     The Company pursues an intensively customer and operations-oriented business strategy, emphasizing market concentration and service quality to achieve superior operating results. The Company believes that it has five key competitive strengths: (i) market concentration in the Indo-Pacific Basin, which facilitates comprehensive coverage of charterer requirements and provides a base for efficient operation and a high degree of capacity utilization, (ii) full-service marine operations capabilities and experienced management in all functions critical to its operations, which affords a focused marketing effort, tight quality and cost controls, improved capacity utilization and effective operations and safety monitoring, (iii) a modern, high-quality fleet that operates with high fuel efficiency and low maintenance and operating costs and affords greater acceptance among charterers in an environment of increasingly stringent operating and safety standards, (iv) a large, uniform-size fleet of Aframax (75,000-115,000 dwt) tankers, many of which are in sister vessel series (substantially identical vessels), which facilitates scheduling flexibility due to vessel substitution opportunities, permitting greater responsiveness to customer demands and enhanced capacity utilization, and which results in lower operating costs than those experienced by smaller operators and (v) a strong network of customer relationships and a reputation for transportation excellence among quality-sensitive customers. As a result of its business strategy, the Company has achieved consistently higher operating cash flow per vessel as compared to an average of certain other publicly traded shipping companies. The Company's growth strategy is to leverage its existing competitive strengths to continue to expand its business. The Company anticipates that the continued upgrade and expansion of its Aframax tanker business in the Indo-Pacific Basin will continue to be a key component of its strategy. In addition, the Company believes that its full-service marine operations capabilities, reputation for safety and quality and strong customer orientation provide it with the opportunity to expand its business by providing additional value-added and innovative services, in many cases to existing customers. Finally, the Company intends to identify expansion opportunities in new tanker market segments, geographic areas and services to which the Company's competitive strengths are well suited. The Company may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions.

     The Company's fleet consists of 46 vessels: 42 Aframax oil tankers (including three vessels time-chartered-in) and oil/bulk/ore carriers ("O/B/Os"), three smaller oil tankers, and one Very Large Crude Carrier ("VLCC"). The Company's vessels are all of Liberian, Singaporean, Australian or Bahamian registry. The Company's fleet has a total cargo capacity of approximately 4.6 million tonnes and its Aframax vessels represent approximately 7.8% of the total tonnage of the world Aframax fleet. The Company intends to continue to supplement its fleet by selective orders of newbuilding vessels and selective purchases of modern, second-hand, high-quality tankers.

     The Company's fleet is one of the most modern fleets in the world, with an average age of approximately 7.8 years, compared to an average age for the world oil tanker fleet of approximately 13.7 years and for the world Aframax tanker fleet of approximately 12.2 years. The Company has been recognized by customers and rating services for safety, quality and service. For example, in each of the last eight years, Tanker Advisory Center, Inc. (New York) has rated the Company's fleet a "meritorious tanker fleet," a designation which, in the latest publication (January 1998), placed it in the top 5% of all fleets containing five or more tankers. Given the age profile of the world tanker fleet, increasing emphasis by customers on quality as a result of stringent environmental regulations, and heightened concerns about liability for oil pollution, the Company believes that its modern fleet and its emphasis on quality and safety provide it with a favorable competitive profile.

     Through wholly owned subsidiaries located worldwide, the Company provides substantially all of the operations, ship maintenance, crewing, technical support, shipyard supervision, insurance and financial management services necessary to support its fleet.

     The Company has a worldwide chartering staff located in Vancouver, Tokyo, London and Singapore. Each office serves the Company's clients headquartered in such office's region. Fleet operations, vessel positions and charter market rates are monitored around the clock. Management believes that monitoring such information is critical to making informed bids on competitive brokered business. During fiscal 1998, approximately 84% of the Company's net voyage revenues were derived from spot voyages or time charters and contracts of affreightment priced on a spot market basis.

     The Teekay organization was founded in 1973 to manage and operate oil tankers. Prior to 1985, the Company chartered-in most of the tonnage that it subsequently provided to its transportation customers. As the availability of acceptable chartered-in tonnage declined, management began an expansion of its owned fleet. Since 1985, the Company has significantly expanded and modernized its owned fleet by taking delivery of 40 new vessels and acquiring 31 vessels in the second-hand market, as well as disposing of 12 older tankers over the past four years.

     Teekay is incorporated under the laws of the Republic of Liberia and maintains its principal executive headquarters at the 4th Floor, Euro Canadian Centre, Marlborough Street & Navy Lion Road, P.O. Box SS 6293, Nassau, Commonwealth of the Bahamas. Its telephone number at such address is (242) 322-8020. The Company's principal operating offices are located at Suite 1400, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M5. Its telephone number at such address is (604) 683-3529.

COMPETITION

     International seaborne oil and other petroleum products transportation services are provided by two main types of operators: captive fleets of major oil companies (both private and state-owned) and independent ship owner fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by the Company, also operate their own vessels and transport their own oil as well as oil for third party charterers in direct competition with independent owners and operators. Competition for charters is intense and is based upon price, location, the size, age, condition and acceptability of the vessel, and the vessel's manager. Competition in the Aframax segment is also affected by the availability of other size vessels that compete in the Company's markets. Suezmax (115,000 to 200,000 dwt) size vessels and Panamax (50,000 to 75,000) size vessels can compete for many of the same charters for which the Company competes. Because of their large size, Ultra Large Crude Carriers (320,000+ dwt) ("ULCCs") and VLCCs (200,000 to 320,000 dwt) rarely compete directly with Aframax tankers for specific charters; however, because ULCCs and VLCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

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

     Other large operators of Aframax tonnage include Shell International Marine, a subsidiary of Royal Dutch/Shell Petroleum Corporation, with approximately 21 vessels trading globally (11 of which are on charter), Neptune Orient Lines Ltd. (owned partially by the Singapore government), with approximately 16 vessels, and Bona Shipholding Limited, which controls 15 vessels; each of the latter two fleets trade exclusively in the Atlantic Basin. Management believes that it has significant competitive advantages in the Aframax tanker market as a result of the age, quality, type and dimensions of its vessels and its large market share in the Indo-Pacific Basin. Some competitors of the Company, however, may have greater financial strength and capital resources than the Company.

     As part of its growth strategy, the Company will continue to consider strategic opportunities, including business acquisitions. To the extent the Company enters new geographic areas or tanker market segments, there can be no assurance that the Company will be able to compete successfully therein. New markets may involve competitive factors which differ from those of the Aframax market segment in the Indo-Pacific Basin and may include participants which have greater financial strength and capital resources than the Company.

REGULATION

     The business of the Company and the operation of its vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, the Company cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of its vessels. Additional conventions, laws and regulations may be adopted which could limit the ability of the Company to do business or increase the cost of its doing business and which may have a material adverse effect on the Company's operations. The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels owned by the Company will depend upon a number of factors, the Company believes that it has been and will be able to obtain all permits, licenses and certificates material to the conduct of its operations.

     The Company believes that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market and will accelerate the scrapping of older vessels throughout the industry.

     ENVIRONMENTAL REGULATION--INTERNATIONAL MARITIME ORGANIZATION ("IMO"). On March 6, 1992, the IMO adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which went into effect on July 6, 1995 in many jurisdictions in which the Company's tanker fleet operates, provide that (i) tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces, not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (ii) tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction, and (iii) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker (i) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (ii) commences a major conversion or has its keel laid on or after January 6, 1994, or (iii) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

     Under the current regulations, the vessels of the Company's existing fleet will be able to operate for substantially all of their respective economic lives before being required to have double-hulls. Although three of the Company's vessels are 15 years or older, the oldest of such vessels is only 18 years old and, therefore, the IMO requirements currently in effect regarding 25 and 30 year-old tankers will not affect the Company's fleet in the near future. However, compliance with the new regulations regarding inspections of all vessels may adversely affect the Company's operations. The Company cannot at the present time evaluate the likelihood or magnitude of any such adverse effect on the Company's operations due to uncertainty of interpretation of the IMO regulations.

     The operation of the Company's vessels is also affected by the recently adopted requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the Company's applicable vessels is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

     ENVIRONMENTAL REGULATIONS--THE UNITED STATES OIL POLLUTION ACT OF 1990 ("OPA 90"). OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States' territorial sea and its two hundred nautical mile exclusive economic zone.

     Under OPA 90, vessel owners, operators and bareboat (or "demise") charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rents, fees and other lost revenues, (iv) lost profits or impairment of earning capacity due to property or natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. The Company currently plans to continue to maintain for each of its vessels pollution liability coverage in the amount of $700 million per incident. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on the Company.

     Under OPA 90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and hull construction. Only three of the Company's vessels are over 15 years old, and the oldest of such vessels, the single-hulled Mendana Spirit, would not be phased-out under the double-hull regulations until 2003. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore.

     OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard (the "Coast Guard") evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, or guaranty. Under OPA 90, an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90.

     The Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility; and, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

     The Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. The Company has complied with the Coast Guard regulations by providing a financial guaranty from a related company evidencing sufficient self-insurance.

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

     Owners or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things, (i) address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge," (ii) describe crew training and drills, and (iii) identify a qualified individual with full authority to implement removal actions. The Company has filed vessel response plans with the Coast Guard for the tankers owned by the Company and has received approval of such plans for all vessels in its fleet to operate in United States waters.

     ENVIRONMENTAL REGULATION--OTHER ENVIRONMENTAL INITIATIVES. The European Union is considering legislation that will affect the operation of tankers and the liability of owners for oil pollution. It is impossible to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

     Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Approximately one-quarter of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC which has recently become effective. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $80.5 million, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

RISK OF LOSS AND INSURANCE

     The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of crude oil is subject to the risk of crude oil spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, and boycotts. Any such event may result in loss of revenues or increased costs.

     The Company carries insurance to protect against most of the accident-related risks involved in the conduct of its business and it maintains environmental damage and pollution insurance coverage. The Company does not carry insurance covering the loss of revenue resulting from vessel off-hire time. There can be no assurance that all covered risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution.

OPERATIONS OUTSIDE THE UNITED STATES

     The operations of the Company are primarily conducted outside of the United States and, therefore, may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where the Company is engaged in business or where its vessels are registered. During the fiscal year ended March 31, 1998, the Company derived approximately 92% of its total revenues from its operations in the Indo-Pacific Basin. In the past, political conflicts in such regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to, in limited instances, acts of terrorism and piracy. Future hostilities or other political instability in the region could affect the Company's trade patterns and adversely affect the Company's operations and performance.

CREWING AND STAFF

     The Company employs approximately 300 captains, chief engineers, chief officers and first engineers, approximately 1,450 additional personnel at sea and approximately 200 personnel ashore. Management anticipates hiring additional senior management and staff personnel in connection with any further expansion of its operations.

     The Company places great emphasis on attracting, through its recruiting offices in Manila, Glasgow, Sydney and Mumbai, qualified crew members for employment on the Company's tankers. Recruiting has become an increasingly difficult task for operators in the tanker industry. The Company pays competitive salaries and provides competitive benefits to its personnel and tries to promote, when possible, from within their ranks. Management believes that the well maintained quarters and equipment on the Company's vessels help to attract and retain motivated and qualified seamen and officers. During fiscal 1996, the Company entered into a Collective Bargaining Agreement with the Philippine Seafarers' Union (PSU), an affiliate of the International Transport Workers' Federation (ITF), and a Special Agreement with ITF London, which covers substantially all of the Company's junior officers and seamen. The Collective Bargaining Agreement and the Special Agreement did not result in any significant increase in the levels of wages paid or benefits provided to members of the vessel crews. The Company is also a party to Enterprise Bargaining Agreements with three Australian maritime unions, covering officers and seamen. The time charters covering the Australian vessels provide that increases in wages or benefits for the Company's Australian-crewed vessels will be passed on to the customer.

     The Company has a cadet training program, the purpose of which is to develop a cadre of future senior officers for the Company, with one specially equipped vessel staffed with an instructor and trainees. In addition to the basic training that all seamen are required to undergo to achieve certification, the Company provides additional training of as much as one month for all newly hired seamen and junior officers at training facilities in the Philippines. Safety procedures are a critical element of this training and continue to be emphasized through the Company's onboard training program. Management believes that high quality manning and training policies will play an increasingly important role in distinguishing larger independent tanker companies which have in-house (or affiliate) capabilities, from smaller companies that must rely on outside ship managers and crewing agents.

CUSTOMERS

     Customers of the Company include major oil companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities dependent upon the tanker transportation trade. During fiscal 1998, one customer (an international oil company) accounted for $56.5 million, or approximately 14%, of the Company's consolidated voyage revenues for such period. Another customer, also an international oil company, accounted for $48.7 million, or approximately 13%, of the Company's fiscal 1997 voyage revenues. No more than one customer has accounted for more than 10% of the Company's consolidated voyage revenues in any of the three fiscal years ended March 31, 1998.

TAXATION OF THE COMPANY

     The legal jurisdictions of the countries in which the Company and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

ITEM 2. DESCRIPTION OF PROPERTY

THE COMPANY'S FLEET

     The following list provides information with respect to the Company's vessels as at April 30, 1998.

                                                           YEAR
                                             SERIES/YARD   BUILT   TYPE    DWT-MT        FLAG
                                             -----------   -----   ----    ------        ----
AFRAMAX TANKERS (42)
HAMANE SPIRIT..............................  Onomichi      1997    DH       105,300   Bahamian
POUL SPIRIT................................  Onomichi      1995    DH       105,300   Liberian
TORBEN SPIRIT..............................  Onomichi      1994    DH        98,600   Bahamian
SAMAR SPIRIT...............................  Onomichi      1992    DH        98,600   Bahamian
LEYTE SPIRIT...............................  Onomichi      1992    DH        98,600   Bahamian
LUZON SPIRIT...............................  Onomichi      1992    DH        98,600   Bahamian
MAYON SPIRIT...............................  Onomichi      1992    DH        98,600   Bahamian
TEEKAY SPIRIT..............................  Onomichi      1991    SH       100,200   Bahamian
PALMSTAR LOTUS.............................  Onomichi      1991    SH       100,200   Bahamian
PALMSTAR THISTLE...........................  Onomichi      1991    SH       100,200   Bahamian
PALMSTAR ROSE..............................  Onomichi      1990    SH       100,200   Bahamian
PALMSTAR POPPY.............................  Onomichi      1990    SH       100,200   Bahamian
ONOZO SPIRIT...............................  Onomichi      1990    SH       100,200   Bahamian
PALMSTAR CHERRY............................  Onomichi      1990    SH       100,200   Bahamian
PALMSTAR ORCHID............................  Onomichi      1989    SH       100,200   Bahamian
VICTORIA SPIRIT (OBO)......................  Hyundai       1993    DH       103,200   Bahamian
VANCOUVER SPIRIT (OBO).....................  Hyundai       1992    DH       103,200   Bahamian
SHILLA SPIRIT..............................  Hyundai       1990    SH       106,700   Liberian
ULSAN SPIRIT...............................  Hyundai       1990    SH       106,700   Liberian
NAMSAN SPIRIT..............................  Hyundai       1988    SH       106,700   Liberian
PACIFIC SPIRIT.............................  Hyundai       1988    SH       106,700   Liberian
PIONEER SPIRIT.............................  Hyundai       1988    SH       106,700   Liberian
DAMPIER SPIRIT (FSO).......................  Hyundai       1988    SH       106,700   Liberian
NASSAU SPIRIT..............................  Imabari       1998    DH       107,000   Bahamian
SENANG SPIRIT..............................  Imabari       1994    DH        95,700   Bahamian
SEBAROK SPIRIT.............................  Imabari       1993    DH        95,700   Liberian
SELETAR SPIRIT.............................  Imabari       1988    DS        97,300   Bahamian
SERAYA SPIRIT..............................  Imabari       1992    DS        97,300   Bahamian
SENTOSA SPIRIT.............................  Imabari       1989    DS        97,300   Liberian
ALLIANCE SPIRIT............................  Imabari       1989    DS        97,300   Bahamian
SEMAKAU SPIRIT.............................  Imabari       1988    DS        97,300   Liberian
SINGAPORE SPIRIT...........................  Imabari       1988    DS        97,300   Liberian
SUDONG SPIRIT..............................  Imabari       1987    DS        97,300   Liberian
KYUSHU SPIRIT..............................  Mitsubishi    1991    DS        95,600   Bahamian
KOYAGI SPIRIT..............................  Mitsubishi    1989    SH        96,000   Liberian
SEABRIDGE*.................................  Namura        1996    DH       105,200   Liberian
SEAMASTER*.................................  Namura        1990    SH       101,000   Liberian
TORRES SPIRIT..............................  Namura        1990    SH        96,000   Bahamian
HAKUYOU MARU*..............................  Namura        1987    SH        93,000   Singaporean
MENDANA SPIRIT.............................  Namura        1980    SH        81,700   Bahamian
MAGELLAN SPIRIT............................  Hitachi       1985    DS        95,000   Liberian
PALM MONARCH...............................  Mitsui        1981    SH        89,900   Liberian
OTHER TANKERS (4)
MUSASHI SPIRIT (VLCC)......................  Sasebo        1993    SH       280,700   Bahamian
SCOTLAND...................................  Mitsubishi    1982    DS        40,800   Bahamian
BARRINGTON.................................  Samsung       1989    DH        33,300   Australian
PALMERSTON.................................  Halla         1990    DB        36,700   Australian
                                                                          ---------
                                                                          4,576,200
                                                                          =========

------------

DH   Double-hull tanker
DS   Double-sided tanker
DB   Double-bottom tanker
FSO  Floating storage and off-loading vessel
OBO Oil/Bulk/Ore carrier
SH   Single-hull tanker
VLCC Very Large Crude Carrier
* Time-chartered-in

     Many of the Company's vessels have been designed and constructed as substantially identical sister ships. Such vessels can, in many situations, be interchanged, providing scheduling flexibility and greater capacity utilization. In addition, spare parts and technical knowledge can be applied to all the vessels in the particular series, thereby generating operating efficiencies.

     The Company has disposed of several vessels as part of its ongoing fleet modernization program. The Company sold a total of three of its older Aframax tankers during the fiscal year ended March 31, 1998, and acquired a total of six newer Aframax tankers (including two time-chartered-in vessels) and two modern product tankers during the same period. As a result, the Company's average fleet size increased by two vessels, or 4.9%, in fiscal 1998 compared to fiscal 1997, following an earlier increase of two vessels, or 4.6%, in fiscal 1997 compared to fiscal 1996. The Company currently has two double-hull newbuildings on order (subject to certain conditions to be satisfied by the builder), with deliveries scheduled for July and September 1999. The estimated delivered price for each vessel, including all related charges, is approximately $38.0 million. The Company has the option to purchase further newbuildings under similar terms.

     See Note 5 of the Consolidated Financial Statements for information with respect to major encumbrances against vessels of the Company.

CLASSIFICATION AND INSPECTION

     All of the Company's vessels have been certified as being "in class" by their respective classification societies: Nippon Kaiji Kyokai, Lloyds Register, Det Norske Veritas or American Bureau of Shipping. Every commercial vessel's hull and machinery is "classed" by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year ("Annual Survey"), every two to three years ("Intermediate Survey") and every four to five years ("Special Survey"). Vessels also may be required, as part of the Intermediate Survey process, to be dry-docked every 24 to 30 months for inspection of the underwater parts of the vessel and for necessary repair related to such inspection. Many of the Company's vessels have qualified with their respective classification societies for drydocking every five years in connection with the Special Survey and are no longer subject to the Intermediate Survey drydocking process. To so qualify, the Company was required to enhance the resiliency of the underwater coatings of each such vessel as well as to install apparatus on each vessel to accommodate thorough underwater inspection by divers.

     In addition to the classification inspections, many of the Company's customers, including the major oil companies, regularly inspect the Company's vessels as a precondition to chartering voyages on such vessels. In each of the last eight years, Tanker Advisory Center, Inc. (New York) has rated the Company's fleet a "meritorious tanker fleet," a designation which, in the latest publication (January 1998), placed it in the top 5% of all fleets containing five or more tankers. Management believes that the Company's well-maintained, high quality tonnage should provide it with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

     Company employees perform much of the necessary ordinary course maintenance and regularly inspect all of the Company's vessels, both at sea and while the vessels are in port. The Company inspects its vessels two to four times per year using predetermined and rigorous criteria. Each vessel is examined and specific notations are made, and recommendations are given for improvements to the overall condition of the vessel, maintenance, safety and crew welfare.

     The Company has obtained through Det Norske Veritas, the Norwegian classification society, a document of compliance with the ISO 9000 standards of total quality management. ISO 9000 is a series of international standards for quality systems which includes ISO 9002, the standard most commonly used in the shipping industry. The Company has also completed the implementation of the International

Safety Management (ISM) code. The Company has obtained Documents of Compliance
(DOC) for its offices and Safety Management Certificates (SMC) for its applicable vessels, as required by the IMO prior to July 1, 1998.

ITEM 3. LEGAL PROCEEDINGS

     From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operations.

ITEM 4. CONTROL OF REGISTRANT

PRINCIPAL SHAREHOLDERS

     (a) The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

     (b) The following table sets forth certain information regarding ownership of Teekay's common stock, no par value (the "Common Stock"), as of March 31, 1998 by (i) each owner of 10% or more of the Common Stock and (ii) all officers and directors of Teekay as a group:

                                                                 NUMBER OF      PERCENTAGE OF
                IDENTITY OF PERSON OR GROUP                     SHARES OWNED     CLASS OWNED
                ---------------------------                     ------------    -------------
Cirrus Trust................................................     18,627,397         64.6%
JTK Trust...................................................      2,888,293         10.0%
All officers and directors as a group (19 persons)..........         *              *

------------

* Less than one percent of outstanding shares.

     (c) The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

ITEM 5. NATURE OF TRADING MARKET

     Since July 1995, the Company's Common Stock has been traded on The New York Stock Exchange under the symbol "TK". The following table sets forth the high and low closing sales prices for the Common Stock on The New York Stock Exchange for each of the fiscal quarters indicated.

                                                    HIGH      LOW
                                                    -----    -----
FISCAL 1996
  Second quarter................................    $24 7/8  $23 3/8
  Third quarter.................................     24 7/8   23
  Fourth quarter................................     27       23 1/4
FISCAL 1997
  First quarter.................................    $28      $25
  Second quarter................................     30 5/8   26 1/2
  Third quarter.................................     33 1/8   28 7/8
  Fourth quarter................................     34 1/4   26 1/2
FISCAL 1998
  First quarter.................................    $34 5/8  $28
  Second quarter................................     36       30 15/16
  Third quarter.................................     37 7/8   30 3/8
  Fourth quarter................................     33 9/16  27 7/8

     Approximately 25% of all outstanding shares at March 31, 1998 were held in the United States.

     There is not an active public market within or outside the United States for Teekay's 9 5/8% First Preferred Ship Mortgage Notes due 2003. These Notes have not been registered under the Securities Exchange Act of 1934, as amended, and Teekay does not intend to list them on any securities exchange or to seek approval for quotation through any automated quotation system.

     Teekay's 8.32% First Preferred Ship Mortgage Notes due 2008 are listed for trading on the New York Stock Exchange. These Notes were first offered on the market January 19, 1996. As no active trading market exists for these Notes, no historical pricing information is included here.

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

ITEM 8. SELECTED FINANCIAL DATA

     Set forth below are selected consolidated financial and other data of the Company for the five fiscal periods ended March 31, 1998, which have been derived from the Company's Consolidated Financial Statements. The data below should be read in conjunction with the Consolidated Financial Statements and the notes thereto and the report of Ernst & Young, independent Chartered Accountants, with respect to the financial statements for the fiscal years ended March 31, 1998, 1997 and 1996, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company changed its fiscal year end from April 30 to March 31, effective March 31, 1994, in order to facilitate comparison of the Company's operating results to those of other companies within the transportation industry on a calendar quarter basis.

                                                                                                                 11 MONTH
                                                                                                                  PERIOD
                                                                  YEAR ENDED MARCH 31,                            ENDED
                                              -------------------------------------------------------------     MARCH 31,
                                                  1998             1997            1996            1995          1994(1)
                                              -------------    ------------    ------------    ------------    ------------
                                                (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER DAY DATA AND RATIOS)
INCOME STATEMENT DATA:
Voyage revenues.............................    $  406,036      $  382,249      $  336,320      $  319,966      $  317,742
Voyage expenses.............................       100,776         102,037          90,575          84,957          81,052
Net voyage revenues.........................       305,260         280,212         245,745         235,009         236,690
Income from vessel operations...............       107,640          94,258          76,279          52,816          60,777
Interest expense............................       (56,269)        (60,810)        (62,910)        (66,304)        (49,713)
Interest income.............................         7,897           6,358           6,471           5,904           2,904
Other income................................        11,236           2,824           9,230          12,839          10,245
Net income from continuing operations.......        70,504          42,630          29,070           5,255          24,213
Net income from discontinued operations.....            --              --              --              --           5,945
Cumulative effect of change in accounting
  for marketable securities.................            --              --              --           1,113              --
Net income..................................        70,504          42,630          29,070           6,368          30,158
PER SHARE DATA:
Net income from continuing operations.......    $     2.46      $     1.52      $     1.17      $     0.29      $     1.35
Cumulative effect of change in accounting
  for marketable securities.................            --              --              --            0.06              --
Net income
  -- basic..................................          2.46            1.52            1.17            0.35            1.68
  -- diluted................................          2.44            1.50            1.17            0.35            1.68
Cash earnings -- basic(2)...................          5.78            4.75            4.51            5.48            6.33
Cash dividends declared.....................          0.86            0.86            0.48              --              --
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and marketable securities..............    $  115,254      $  117,523      $  101,780      $   85,739      $  107,246
Total assets................................     1,460,183       1,372,838       1,355,301       1,306,474       1,405,147
Total debt..................................       725,369         699,726         725,842         842,874         945,611
Total stockholders' equity..................       689,455         629,815         599,395         439,066         433,180
OTHER FINANCIAL DATA:
EBITDA(3)...................................    $  209,582      $  191,632      $  166,233      $  146,756      $  151,364
EBITDA to interest expense(3)(4)............          3.80x           3.22x           2.69x           2.28x           3.04x
Total debt to EBITDA(1)(3)..................          3.46            3.65            4.37            5.74            5.83
Total debt to total capitalization..........          51.3%           52.6%           54.8%           65.7%           68.6%
Net debt to capitalization(5)...............          46.9            48.0            51.0            63.3            65.9
Cash earnings(2)............................       165,575         133,554         112,107          98,716         113,998
Capital expenditures:
  Vessel purchases, gross...................       197,199          65,104         123,843           7,465         163,509
  Drydocking (accrual basis)................        12,409          23,124          11,641          11,917          13,296
FLEET DATA:
Average number of ships(6)..................            43              41              39              42              45
Average age of Company's Aframax fleet (in
  years)(7).................................           7.6             7.9             6.8             7.3             7.5
TCE per ship per day(6)(8)(9)...............    $   21,373      $   20,356      $   18,438      $   16,552      $   17,431
Vessel operating expenses per ship per
  day(9)(10)................................         4,554           4,922           4,787           4,748           4,879
Operating cash flow per ship per
  day(9)(11)................................        12,664          11,819          10,613           8,944           9,133

(Footnotes on following page)

(Footnotes for previous page)

(1) For the 12 months ended March 31, 1994, voyage revenues were $345.0 million; income from vessel operations was $64.4 million; net income was $32.0 million; cash earnings were $121.6 million; and EBITDA was $162.3 million. For the eleven-month period ended March 31, 1994, EBITDA for the 12 months ended March 31, 1994 was used for purposes of computing total debt to EBITDA, in order to facilitate comparisons to other periods.

(2) Cash earnings represents income from continuing operations before foreign exchange gains (losses) and before depreciation and amortization expense. Cash earnings is included because it is used by certain investors to measure a company's financial performance as compared to other companies in the shipping industry. Cash earnings is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

(3) EBITDA represents net income from continuing operations before interest expense, income tax expense, depreciation and amortization expense, minority interest, and gains or losses arising from prepayment of debt, foreign exchange translation and disposal of assets. EBITDA is included because such data is used by certain investors to measure a company's financial performance. EBITDA is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

(4) For purposes of computing EBITDA to interest expense, interest expense includes capitalized interest but excludes amortization of loan costs.

(5) Net debt represents total debt less cash, cash equivalents and marketable securities.

(6) Includes vessels time-chartered-in, but excludes vessels of discontinued operations and a former joint venture.

(7) Average age of Company's Aframax fleet is the average age, at the end of the relevant period, of all the vessels owned, leased or time-chartered-in by the Company, excluding vessels of discontinued operations and a former joint venture.

(8) TCE (or "time charter equivalent") is a measure of the revenue performance of a vessel, which, on a per voyage basis, is generally determined by Clarkson Research Studies Inc.'s ("Clarkson") and other industry data sources by subtracting voyage expenses (except commissions) which are incurred in transporting cargo from gross revenue per voyage and dividing the remaining revenue by the total number of days required for the round-trip voyage. Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expense, port fees and canal tolls. For purposes of calculating the Company's average TCE for the year, TCE has been calculated consistent with Clarkson's method, by deducting total voyage expenses (except commissions) from total voyage revenues and dividing the remaining sum by the Company's total voyage days in the year.

(9) To facilitate comparison to prior years' results, excludes the results from the Company's Australian-crewed vessels, which comprised four of the Company's vessels during the fourth quarter of fiscal 1998. Vessel operating expenses for the Australian-crewed vessels are substantially higher than those for the rest of the Company's fleet on a per ship basis, primarily as a result of higher crew costs, with correspondingly higher charter rates associated with the charter arrangements for those vessels. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition--General."

(10) Vessel operating expenses consist of all expenses relating to the operation of vessels (other than voyage expenses), including crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses including communications. Ship days are calculated on the basis of a 365-day year multiplied by the average number of vessels in the Company's fleet for the respective year. Vessel operating expenses exclude vessels time-chartered-in.

(11) Operating cash flow represents income from vessel operations plus depreciation and amortization expense (other than drydock amortization expense). Ship days are calculated on the basis of a 365-day fiscal year multiplied by the average number of vessels in the Company's fleet for the respective year. Operating cash flow is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

ITEM 9.MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies, principally in the region from the Red Sea to the U.S. West Coast. The Company's current operating fleet consists of 46 vessels, including 42 Aframax oil tankers (including three vessels time-chartered-in) and O/B/O carriers, three smaller oil tankers, and one VLCC, for a total cargo-carrying capacity of approximately 4.6 million tonnes.

     During fiscal 1998, approximately 66% of the Company's net voyage revenue was derived from spot voyages. The balance of the Company's revenue is generated primarily by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a given period of time. In fiscal 1998, 18% of net voyage revenues was generated by time charters and COAs priced on a spot market basis. In the aggregate, approximately 84% of the Company's net voyage revenue during fiscal 1998 was derived from spot voyages or time charters and COAs priced on a spot market basis, with the remaining 16% being derived from fixed-rate time-charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenues, cash flow from operations, and net income.

     Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns which tend to disrupt vessel scheduling.

     In December 1997, the Company acquired two vessels and related shore support services from an Australian affiliate of Caltex Petroleum. These two tankers, together with one of the Company's existing Aframax tankers, have been time chartered to the Caltex affiliate in connection with the Company's provision of Caltex's oil transportation requirements formerly provided by that affiliate. The Company has converted one of its existing vessels to a floating storage and off-loading vessel, which is sharing crews with the vessels employed in the Caltex arrangement (together with the other three vessels involved in this arrangement, the "Australian Vessels"). Vessel operating expenses for the Australian Vessels are substantially higher than those for the rest of the Company's fleet, primarily as a result of higher costs associated with employing an Australian crew. The time-charter rates for the Australian Vessels are correspondingly higher to compensate for these increased costs. During fiscal 1998, the Australian Vessels earned net voyage revenues and an average TCE rate of $8.4 million and $25,347, respectively, and incurred vessel operating expenses of $3.2 million, or $10,276 on a per ship per day basis. The results of the Australian Vessels are included in the Company's Consolidated Financial Statements included herein.

RESULTS OF OPERATIONS

     Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by voyage ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

     FISCAL 1998, FISCAL 1997, AND FISCAL 1996

     Operating results for the past three years reflect the improvement in average TCE rates experienced by the Company's fleet during this period, as well as the increase in the size of the Company fleet. The Company sold a total of seven of its older Aframax tankers during the three fiscal years ended March 31, 1998, and acquired a total of twelve newer Aframax tankers (including two time-chartered-in vessels) and two modern product tankers during the same period. As a result, the Company's average fleet size increased by two vessels, or 4.9%, in fiscal 1998 compared to fiscal 1997, following an earlier increase of two vessels, or 4.6%, in fiscal 1997 compared to fiscal 1996.

     Net voyage revenues increased 8.9% to $305.3 million in fiscal 1998 from $280.2 million in fiscal 1997, and increased 14.0% in fiscal 1997 from $245.7 million in fiscal 1996, reflecting a combination of improvement in TCE rates and an increase in the Company's fleet size. The Company's average TCE rate in fiscal 1998, excluding the Australian Vessels, was up 5.0% to $21,373 from $20,356 in fiscal 1997, and up 10.4% in fiscal 1997 from $18,438 in fiscal 1996, in part due to lower bunker fuel prices.

     In spite of the increase in fleet size, vessel operating expenses decreased 2.9% to $70.5 million in fiscal 1998 from $72.6 million in fiscal 1997, primarily as a result of a reduction in insurance premiums as well as more favorable foreign exchange rates between the U.S. Dollar and certain Asian currencies, particularly the Japanese Yen and the Korean Won, for spare parts and supplies purchased during the latter half of fiscal 1998. In fiscal 1997, vessel operating expenses increased 7.0%, from $67.8 million in fiscal 1996, primarily as a result of the increase in the size of the Company's owned fleet. As a result of a more competitive market for qualified sea-going personnel, adjustments were made to crew wage rates and salaries effective April 1, 1998, which will increase vessel operating expenses by approximately $300 per ship per day, or $4.3 million per year in aggregate, commencing in fiscal 1999.

     Time-charter hire expense was $10.6 million in fiscal 1998, up from $3.5 million in fiscal 1997 and $2.5 million in fiscal 1996, as a result of two vessels time-chartered-in by the Company during fiscal 1998 as compared to only one vessel time-chartered-in during the latter part of fiscal 1996 and part of fiscal 1997.

     Depreciation and amortization expense increased by 4.6% to $94.9 million in fiscal 1998 from $90.7 million in fiscal 1997, and increased by 10.1% in fiscal 1997 from $82.4 million in fiscal 1996, as a result of the increase in the average size of the Company's owned fleet, an increase in the average cost base of the fleet resulting from the replacement of some of the Company's older vessels with newer vessels, and a larger than usual number of scheduled drydockings during the past two fiscal years. Depreciation and amortization expense included amortization of drydocking costs of $11.7 million, $10.9 million, and $8.6 million in fiscal years 1998, 1997, and 1996, respectively.

     General and administrative expenses rose 12.1% to $21.5 million in fiscal 1998 from $19.2 million in fiscal 1997, and increased 14.7% in fiscal 1997 from $16.8 million in fiscal 1996, primarily as a result of the cost of compliance with increasingly stringent tanker industry regulations, increases in senior management compensation, and the start-up cost and additional ongoing personnel and facility costs associated with expanding the Company's Australian office in December 1997. Management anticipates hiring additional senior management and staff personnel in connection with the further expansion of the Company's operations.

     Income from vessel operations increased 14.2% to $107.6 million in fiscal 1998 from $94.3 million in fiscal 1997, and increased 23.6% in fiscal 1997 from $76.3 million in fiscal 1996, due to improved TCE rates and relatively stable costs.

     Interest expense decreased by 7.4% to $56.3 million in fiscal 1998 from $60.8 million in fiscal 1997, following a 3.3% decrease in fiscal 1997 from $62.9 million in fiscal 1996, reflecting the reduction in the Company's average debt balance and a lower average interest rate on debt borrowings, in each case compared to the prior fiscal year. The Company anticipates using the net proceeds it receives from a proposed public offering of its Common Stock to redeem a portion of its 9 5/8% First Preferred Ship

Mortgage Notes due 2003. Interest income of $7.9 million in fiscal 1998, $6.4 million in fiscal 1997, and $6.5 million in fiscal 1996, largely reflected increasing cash balances, offset in fiscal 1997 by lower interest rates.

     Other income of $11.2 million in fiscal 1998 consisted primarily of $14.4 million in gains on the sale of three vessels, offset partially by $3.5 million in losses related to the prepayment of debt. Other income of $2.8 million in fiscal 1997 and $9.2 million in fiscal 1996 consisted primarily of gains on the sale of vessels.

     As a result of the foregoing factors, the Company's net income was $70.5 million in fiscal 1998, which included $14.4 million in gains on asset sales. In comparison, the Company's net income was $42.6 million in fiscal 1997, which included $2.7 million in gains on assets sales, and $29.1 million in fiscal 1996, which included $8.8 million in gains on asset sales.

     The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance, and operating results per calendar ship-day. To facilitate comparison to the prior years' results, the figures in the table below exclude the results from the Company's Australian Vessels.

                                                                YEAR ENDED MARCH 31,
                                                       --------------------------------------
                                                          1998          1997          1996
                                                       ----------    ----------    ----------
Average number of ships............................           42            41            39
Total calendar ship-days...........................       15,341        14,937        14,310
                                                        --------      --------      --------
Voyage days (A)....................................       14,229        14,071        13,612
                                                        --------      --------      --------
Net voyage revenue before commissions (B) (000s)...     $304,115      $286,429      $250,981
                                                        --------      --------      --------
TCE (B/A)..........................................     $ 21,373      $ 20,356      $ 18,438
                                                        --------      --------      --------
Operating results per calendar ship-day:
  Net voyage revenue...............................     $ 19,358      $ 18,760      $ 17,173
  Vessel operating expense.........................        4,554         4,922         4,787
  General and administrative expense...............        1,375         1,286         1,171
  Drydocking expense...............................          765           733           602
                                                        --------      --------      --------
Operating cash flow per calendar ship-day..........     $ 12,664      $ 11,819      $ 10,613
                                                        ========      ========      ========

LIQUIDITY AND CAPITAL RESOURCES

     The Company's total liquidity, including cash, marketable securities and undrawn long-term lines of credit, was $186.3 million as at March 31, 1998, down from $258.6 million as at March 31, 1997, and $197.3 million as at March 31, 1996. The Company's total liquidity had been increasing as a result of internally generated cash and debt refinancings, but declined during the fourth quarter of fiscal 1998 due to the purchase of two vessels which were paid for using existing cash balances and borrowings under the Revolver (as defined below). Net cash flow from operating activities was $161.1 million in fiscal 1998, compared to $139.2 million and $98.4 million in fiscal years 1997 and 1996, respectively, reflecting an improvement in tanker charter market conditions accompanied by a relatively stable cost environment, the increase in the size of the Company's fleet, and a reduction in interest expense.

     In January 1998, the Company replaced its existing revolving credit facility with a new revolving credit facility (the "Revolver") providing for borrowing of up to $200.0 million. The amount available under the Revolver reduces by $10.0 million semi-annually commencing in July 1999, with a final balloon reduction in January 2006. Interest payments are based on LIBOR plus a margin depending on the financial leverage of the Company; at March 31, 1998 the margin was +0.50%.

     Scheduled debt repayments were $33.9 million during fiscal 1998, compared to $16.0 million in fiscal 1997 and $57.9 million in fiscal 1996. In addition to scheduled debt repayments, the Company prepaid long-term debt of $150.7 million in fiscal 1998, primarily representing prepayments out of the proceeds of the Revolver and repurchases of $26.3 million of its 9 5/8% First Preferred Ship Mortgage Notes due 2003.

     Dividends declared during fiscal 1998 were $24.6 million, or $0.86 per share, of which $16.0 million was paid in cash and $8.6 million was paid in the form of shares of Common Stock issued under the Company's dividend reinvestment plan.

     Three vessels were sold in fiscal 1998, resulting in net proceeds of $33.9 million. Subsequent to March 31, 1998, the Company sold an additional vessel for net proceeds of approximately $10.5 million. In fiscal 1997, the Company sold its remaining 50%-owned vessel, resulting in net proceeds of $6.4 million which the Company received in the early part of fiscal 1998.

     During fiscal 1998, the Company incurred capital expenditures for vessels and equipment of $197.2 million, primarily as a result of taking delivery of two newbuilding double-hull Aframax tankers, two modern second-hand Aframax tankers, and two modern second-hand product tankers. Capital expenditures for drydocking were $18.4 million in fiscal 1998, $16.6 million in fiscal 1997, and $7.4 million in fiscal 1996, reflecting a larger than usual number of scheduled drydockings during the last two fiscal years. Subsequent to March 31, 1998, the Company entered into an agreement for the construction of two newbuilding double-hull Aframax tankers, with deliveries scheduled for July and September 1999, with the option to purchase further newbuildings under similar terms. The agreement is subject to certain conditions that must be satisfied by the tankers' builder. The estimated delivered price for each vessel, including all related charges, is approximately $38.0 million. The Company intends to pay for these purchases by using existing cash balances, borrowings under the Revolver or other debt financing.

     As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and the expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

YEAR 2000 COMPLIANCE

     The Company relies on computer systems and software to operate its business, including applications used in chartering, shipping, communications, finance and various administrative functions. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the calendar year 2000 and subsequent years, some level of modification or replacement of such applications will be necessary. The Company is reviewing all of its systems in order to verify that they are "Year 2000 compliant" and believes, with limited exceptions, that they will require only minor modification. Accordingly, management does not expect Year 2000 compliance costs to have a material adverse effect on the Company. No assurance can be given, however, that all of the Company's systems will be Year 2000 compliant or that compliance costs or the impact of the Company's failure to achieve full Year 2000 compliance will not have a material adverse effect on the Company. In addition, the Company could be adversely affected by the failure of one or more of its customers, lenders, suppliers or other organizations with which it conducts business to become fully Year 2000 compliant.

                           FORWARD-LOOKING STATEMENTS

     The Company's Annual Report to Shareholders for 1998 and this Annual Report on Form 20-F for the fiscal year ended March 31, 1998 contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial condition, including, in particular, statements regarding: tanker supply and demand; the Company's market share in the Indo-Pacific Basin; future capital expenditures, including expenditures for newbuilding vessels; the Company's growth strategy and measures to implement such strategy; the Company's competitive strengths; and future success of the Company. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; the Company's dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation; the Company's potential inability to achieve and manage growth; risks associated with operations outside the United States; and other factors detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

MANAGEMENT

     The directors, executive officers and senior management of the Company are listed below:

                 NAME               AGE                           POSITION
                 ----               ---                           --------
    Karlshoej, Axel                 57    Director and Chairman of the Board
    Moller, Bjorn                   40    Director, President and Chief Executive Officer
    Coady, Arthur F.                64    Director, EVP and General Counsel
    Dingman, Michael D.             66    Director
    Feder, Morris L.                81    Director
    Hsu, Steve G. K.                64    Director
    Hsu, Thomas Kuo-Yuen            51    Director
    Adams, John                     42    Managing Director (Glasgow)
    Alsleben, Veronica A. E.        47    Managing Director (London)
    Antturi, Peter S.               39    VP, Treasurer and Chief Financial Officer (Vancouver)
    Bendy, Paul                     44    Managing Director (Australia)
    Blair, Esther E.                43    Secretary (Nassau)
    Chad, Greg                      46    VP, Corporate Services (Vancouver)
    Glendinning, David              44    VP, Marine and Commercial Operations (Vancouver)
    Lok, Vincent C.                 30    Controller (Vancouver)
    Meldgaard, Mads T.              33    VP, Chartering (Vancouver)*
    Murphy, Justin                  37    Managing Director (Singapore)**
    Nagao, Yoshio                   51    Managing Director (Tokyo)
    Patwardhan, Vinay S.            56    President, Marine Operations (Vancouver)

------------

*   Promotion to indicated position to become effective July 1998.

**  Promotion to indicated position to become effective August 1998.

     Certain biographical information about each of these individuals is set forth below:

     JOHN ADAMS joined the Company in April 1998 as Managing Director of the newly established Glasgow Office, where Mr. Adams heads the Company's crewing and crew training activities. Prior to joining Teekay, Mr. Adams served for nine years as Managing Director of Teekay Norbulk, a joint venture between the Company and Norbulk Agencies. Mr. Adams has over 22 years' experience in the crewing and ship management business.

     VERONICA A. E. ALSLEBEN has been employed in ship chartering since 1973. She joined the Company in 1989 as chartering manager and was subsequently promoted to her current position as Managing Director (London). Prior to joining the Company, Ms. Alsleben served as Vice President of a chartering office of an international tanker company in New York City for five years.

     PETER S. ANTTURI joined the Company in September 1991 as Manager, Accounting and was promoted to the position of Controller in March 1992, and to his current position of Vice President, Treasurer and Chief Financial Officer in October 1997. Prior to joining the Company, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

     PAUL BENDY joined the Company in December 1997 as Managing Director of the Australia office in connection with the acquisition by the Company of an Australian affiliate of Caltex Petroleum. From 1993 to December 1997, Mr. Bendy held a variety of senior management positions within the Caltex Petroleum organization, including in shipping operations management. Prior to 1993, Mr. Bendy served for 13 years as a Marine Engineer for Caltex.

     ESTHER E. BLAIR joined the Company in June 1988. In 1991, she was appointed to the position of Secretary.

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

     MICHAEL D. DINGMAN is a private investor, industrial company executive and corporate director. He has served as a Director of Teekay since May 1995. He is Chairman and Chief Executive Officer of The Shipston Group Limited, a diversified international holding company, and a Director of Fisher Scientific International Inc. and of Ford Motor Company. Mr. Dingman also serves as Director/Executive to a number of other industrial concerns.

     MORRIS L. FEDER is President of Worldwide Cargo Inc., a New York based chartering firm. Mr. Feder has been employed in the shipping industry in excess of 48 years, of which 43 were spent with Maritime Overseas Corporation, from which he retired as Executive Vice President and Director in December 1991. He has also served as Senior Vice President and Director of Overseas Shipholding Group Inc. and was a member of the Finance and Development Committee of the Board of Directors of such company. He has served as a Director of Teekay since June 1993. Mr. Feder is a member of the American Bureau of Shipping, the Connecticut Maritime Association and the Association of Shipbrokers and Agents USA Inc., as well as being a member of the Board of Directors of American Marine Advisors, Inc.

     CAPTAIN DAVID GLENDINNING joined the Chartering Department of the Company's London office in January 1987. Since then, he has worked in a number of senior positions within the organization, including Vice President, Commercial Operations, a position he held for two years prior to his January 1995 promotion to the position of Vice President, Marine and Commercial Operations. Captain Glendinning has 18 years' sea service on oil tankers of various types and sizes and is a Master Mariner with British Class 1 Foreign Going Certificate of Competency.

     STEVE G. K. HSU is Chairman of Oak Maritime (H.K.) Inc., Limited, a ship management company based in Hong Kong. Mr. Hsu is a Standing Supervisor of the National Association of Chinese Shipowners, Taiwan, a member of the American Bureau of Shipping, and a council member of the International General Committee of Bureau Veritas. He has served as a Director of Teekay since June 1993.

     THOMAS KUO-YUEN HSU has served 26 years with, and is presently Executive Director of, Expedo & Company (London) Ltd., which is part of the Expedo Group of Companies that manages a fleet of seven vessels, ranging in size from 30,000 dwt to 280,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988, and a Lloyd's Underwriting Member since 1983. He has served as a Director of Teekay since June 1993.

     AXEL KARLSHOEJ is President of Nordic Industries, a California general construction firm with whom he has served for the past 25 years. He is the older brother of the late J. Torben Karlshoej, the founder of the Company. He has served as a Director and Chairman of the Board of Teekay since June 1993.

     VINCENT C. LOK joined the Company in June 1993 as a financial analyst and was promoted to the position of Assistant Controller in July 1995, and to his current position of Controller in October 1997. Prior to joining the Company, Mr. Lok worked in the audit practice of Deloitte & Touche, Chartered Accountants, for four years.

     MADS T. MELDGAARD joined the Company's Chartering Department in January 1986 and served in the European and Singapore offices until December 1991, when he was appointed Chartering Manager in the

Vancouver office. In January 1994, he was promoted to the position of General Manager, Chartering, and then to Managing Director (Singapore) in September 1995. Effective July 1998, Mr. Meldgaard will become Vice President, Chartering, based in Vancouver.

     BJORN MOLLER succeeded Captain James Hood as President and Chief Executive Officer in April 1998. Mr. Moller has over 20 years experience in shipping and has served in senior management positions with the Company for more than 10 years. He has headed the Company's overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed the Company's global chartering operations and business development activities.

     JUSTIN MURPHY joined the Company in October 1990 and has held various positions in the Company's operations and chartering departments. Mr. Murphy is currently serving as General Manager of Business Development at the Company's Vancouver office and, in August 1998, he will assume the position of Managing Director of the Company's Singapore office. Mr. Murphy has been employed in the chartering business for the past 20 years and is a Member of the Institute of Chartered Shipbrokers (MICS).

     YOSHIO NAGAO has been employed in the shipping industry for the past 31 years and is qualified as a Chief Engineer. He joined the Company from Sanko Steamship Co. Ltd., a Japanese ship owning company, where he served as Manager of their Technical Department. Mr. Nagao has served as Managing Director (Tokyo) since joining the Company in 1985.

     CAPTAIN VINAY S. PATWARDHAN has held senior positions with the Company since joining the organization in 1981, including Vice President, Ship Management, a position he held from January 1986 through January 1995, when he was promoted to his current position of President, Marine Operations. Captain Patwardhan has been employed in the shipping industry for the past 37 years, having experience in crude tanker, product carrier, O/B/O, ore oiler, container, general cargo and bulk carrier operations, with 11 years of command experience. Captain Patwardhan is a Master Mariner with Foreign Going Certificate of Competency.

ITEM 11. EXECUTIVE COMPENSATION

     The aggregate annual compensation paid to the 14 executive officers and senior managers listed above was $2,428,797 for fiscal 1998, a portion of which was attributable to payments made pursuant to bonus plans of the Company, which consider both Company and individual performance for a given period. Currently, the non-employee directors of Teekay receive, in the aggregate, approximately $100,000 for their services and reimbursement of their out-of-pocket expenses in each fiscal year during which they are directors of Teekay. In fiscal 1998, the Company contributed an aggregate amount of $155,130 to provide pension and similar benefits for the 14 executive officers and senior managers listed above.

ITEM 12.OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     Teekay's 1995 Stock Option Plan (the "Plan") entitles certain eligible officers, key employees (including senior sea staff), and directors of the Company to receive options to acquire Common Stock of Teekay. As of April 30, 1998, a total of 1,843,135 shares of Common Stock had been reserved for issuance under the Plan. As of such date, options to purchase a total of 1,160,251 shares of Common Stock were outstanding, with options to purchase a total of 564,267 shares then exercisable and with the directors and the 14 executive officers and senior managers listed above holding options to purchase a total of 554,375 shares, of which 325,375 are exercisable. The outstanding options are exercisable at prices ranging from $21.50 to $33.50 per share, with a weighted average exercise price of $26.67 per share, and expire between July 19, 2005 and June 13, 2007, ten years after the date of grant.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     As of March 31, 1998, Cirrus Trust and JTK Trust owned, in the aggregate, approximately 75% of the Company's outstanding Common Stock. The activities of Cirrus Trust and JTK Trust are under the common supervision of Messrs. Coady, Karlshoej and Thomas Hsu, directors of Teekay, and Mr. Shigeru Matsui, President of Matsui & Company, a Tokyo based ship brokerage firm. The beneficiaries of such trusts include charitable institutions and affiliated trusts.

     In April 1993, Teekay acquired all of the issued and outstanding shares of common stock of Palm Shipping Inc. from an affiliate of Teekay for a nominal purchase price, plus an amount to be paid at a later date (up to a maximum of $5.0 million plus accrued interest), contingent upon certain future events. The payment of such purchase price by Teekay shall not occur until after the 9 5/8% First Preferred Ship Mortgage Notes due 2003 have been paid in full.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

ITEM 16.CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

     Not applicable.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See item 19(a) below.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) The following financial statements and schedule, together with the report of Ernst & Young thereon, are filed as part of this Annual Report:

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-1
Consolidated Financial Statements
  Consolidated Statements of Income and Retained Earnings...  F-2
  Consolidated Balance Sheets...............................  F-3
  Consolidated Statements of Cash Flows.....................  F-4
  Notes to the Consolidated Financial Statements............  F-5
  Schedule A to the Consolidated Financial Statements.......  F-15

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

          **2.32     Reducing Revolving Credit Facility Agreement dated June 6,
                     1995 between Chiba Spirit Inc., VSSI Sun Inc., VSSI Gemini
                     Inc., VSSI Carriers Inc., Mendana Spirit Inc., Musashi
                     Spirit Inc., VSSI Condor Inc., Palm Monarch Inc., VSSI Drake
                     Inc., VSSI Tokyo Inc., VSSI Marine Inc., Tasman Spirit Inc.,
                     Vancouver Spirit Inc. and Elcano Spirit Inc. and Den norske
                     Bank AS, Christiania Bank og Kreditkasse, acting through its
                     New York Branch, and Nederlandse Scheepshypotheskbank N.V.
           +2.33     Charter Party, as amended, dated September 21, 1989 between
                     Palm Shipping Inc. and BP Shipping Limited.
           +2.34     Time Charter, as amended, dated August 14, 1986 between VSSI
                     Sun Inc. and Palm Shipping Inc.
           +2.35     Time Charter, as amended, dated April 1, 1989 between
                     Diamond Spirit Inc. and Palm Shipping Inc.
           +2.36     Time Charter, as amended, dated August 14, 1986 between VSSI
                     Deepsea Inc. and Palm Shipping Inc.
           +2.37     Time Charter, as amended, dated August 14, 1986 between VSSI
                     Bulkers Inc. and Palm Shipping Inc.
           +2.38     Time Charter, as amended, dated August 14, 1986 between VSSI
                     Star Inc. and Palm Shipping Inc.
           +2.39     Time Charter, as amended, dated January 15, 1990 between
                     VSSI Ulsan Inc. and Palm Shipping Inc.
           +2.40     Time Charter, as amended, dated June 1, 1993 between Sebarok
                     Spirit Inc. and Palm Shipping Inc.
           #2.41     Time Charter, as amended, dated July 3, 1995 between VSSI
                     Oceans Inc. and Palm Shipping Inc.
           #2.42     Time Charter, as amended, dated January 4, 1994 between VSSI
                     Atlantic Inc. and Palm Shipping Inc.
           #2.43     Time Charter, as amended, dated February 1, 1992 between
                     VSSI Appian Inc. and Palm Shipping Inc.
           #2.44     Time Charter, as amended, dated December 1, 1993 between
                     Senang Spirit Inc. and Palm Shipping Inc.
           #2.45     Time Charter, as amended, dated August 1, 1992 between Exuma
                     Spirit Inc. and Palm Shipping Inc.
           #2.46     Time Charter, as amended, dated May 1, 1992 between Nassau
                     Spirit Inc. and Palm Shipping Inc.
           #2.47     Time Charter, as amended, dated November 1, 1992 between
                     Andros Spirit Inc. and Palm Shipping Inc.
         #++2.48     Management Agreement, as amended, dated June 1, 1992 between
                     Teekay Shipping Limited and Nassau Spirit Inc.
           @2.49     Amendment No. 1, dated October 7, 1996, to Reducing
                     Revolving Credit Facility Agreement dated June 5, 1995 between Chiba Spirit Inc., VSSI Sun Inc., VSSI Gemini Inc.,
                     VSSI Carriers Inc., Mendana Spirit Inc., Musashi Spirit
                     Inc., VSSI Condor Inc., Palm Monarch Inc., VSSI Drake Inc.,
                     VSSI Tokyo Inc., VSSI Marine Inc., Tasman Spirit Inc.,
                     Vancouver Spirit Inc. and Elcano Spirit Inc. and Den norske
                     Bank AS, Christiania Bank og Kreditkasse, acting through its
                     New York Branch, and Nederlandse Scheepshypotheskbank N.V.
           @2.50     Agreement, dated October 3, 1996, for a U.S. $90,000,000
                     Term Loan Facility to be made available to certain subsidiaries of Teekay Shipping Corporation by Christiania
                     Bank og Kreditkasse, acting through its New York Branch, The
                     Bank of Nova Scotia, and Banque Indosuez.

           @2.51     Agreement, dated October 18, 1996, for a U.S. $120,000,000
                     Term Loan Facility to be made available to certain subsidiaries of Teekay Shipping Corporation by Den Norske
                     Bank ASA, Nederlandse Scheepshypothesbank N.V., The Bank of
                     New York, and Midland Bank PLC.
            2.52     Agreement, dated January 26, 1998, a U.S. $200,000,000
                     Reducing Revolving Credit Facility to be made available to certain wholly-owned subsidiaries of Teekay Shipping
                     Corporation by Den Norske Bank ASA, Christiania Bank Og
                     Kreditkasse ASA, New York Branch, and the Bank of Nova
                     Scotia.

           27.1      Financial Data Schedule

------------

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

@ Previously filed as an exhibit to the Company's Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on June 11, 1997, and hereby incorporated by reference to such Annual Report.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEEKAY SHIPPING CORPORATION

                                          By:  /s/ Peter Antturi
                                          --------------------------------------

                                                       Peter Antturi
                                             Vice President and Chief Financial
                                                           Officer
                                            (Principal Financial and Accounting
                                                           Officer)

Dated: May 20, 1998

                                AUDITORS' REPORT

To the Shareholders of
TEEKAY SHIPPING CORPORATION

     We have audited the accompanying consolidated balance sheets of TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES as of March 31, 1998 and 1997, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended March 31, 1998. Our audits also included the financial schedule listed in the Index: Item 19(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Shipping Corporation and subsidiaries as at March 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material aspects the information set forth therein.

Nassau, Bahamas,
May 11, 1998                                                   /s/ ERNST & YOUNG
                                                           Chartered Accountants

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                               YEAR ENDED MARCH 31,
                                                         --------------------------------
                                                           1998        1997        1996
                                                         --------    --------    --------
NET VOYAGE REVENUES
Voyage revenues......................................    $406,036    $382,249    $336,320
Voyage expenses......................................     100,776     102,037      90,575
                                                         --------    --------    --------
Net voyage revenues                                       305,260     280,212     245,745
                                                         --------    --------    --------
OPERATING EXPENSES
Vessel operating expenses............................      70,510      72,586      67,841
Time charter hire expense............................      10,627       3,461       2,503
Depreciation and amortization........................      94,941      90,698      82,372
General and administrative...........................      21,542      19,209      16,750
                                                         --------    --------    --------
                                                          197,620     185,954     169,466
                                                         --------    --------    --------
Income from vessel operations........................     107,640      94,258      76,279
                                                         --------    --------    --------
Other items
Interest expense.....................................     (56,269)    (60,810)    (62,910)
Interest income......................................       7,897       6,358       6,471
Other income (note 10)...............................      11,236       2,824       9,230
                                                         --------    --------    --------
                                                          (37,136)    (51,628)    (47,209)
                                                         --------    --------    --------
Net income...........................................      70,504      42,630      29,070
Retained earnings, beginning of the year.............     382,178     363,690     406,547
                                                         --------    --------    --------
                                                          452,682     406,320     435,617
Exchange of redeemable preferred stock (note 8)......                             (60,000)
Dividends declared and paid..........................     (24,580)    (24,142)    (11,927)
                                                         --------    --------    --------
Retained earnings, end of the year...................    $428,102    $382,178    $363,690
                                                         ========    ========    ========
Earnings per common share (notes 1 and 8)
- basic..............................................    $   2.46    $   1.52    $   1.17
- diluted............................................    $   2.44    $   1.50    $   1.17

   The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                  AS AT MARCH 31,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
ASSETS
CURRENT
Cash and cash equivalents...................................  $   87,953    $  117,523
Marketable securities (notes 3).............................      13,448
Accounts receivable
-- trade....................................................      23,092        25,745
-- other....................................................       1,235         1,066
Prepaid expenses and other assets...........................      13,786        14,666
                                                              ----------    ----------
       Total current assets.................................     139,514       159,000
                                                              ----------    ----------
Marketable securities (note 3)..............................      13,853
                                                              ----------
Vessels and equipment (notes 1,5 and 9)
At cost, less accumulated depreciation of $500,779 (1997 --
  $457,779).................................................   1,297,883     1,187,399
Advances on vessels.........................................                     8,938
                                                              ----------    ----------
       Total vessels and equipment..........................   1,297,883     1,196,337
                                                              ----------    ----------
Investment..................................................                     6,335
Other assets................................................       8,933        11,166
                                                              ----------    ----------
                                                              $1,460,183    $1,372,838
                                                              ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Accounts payable............................................  $   16,164    $   16,315
Accrued liabilities (note 4)................................      29,195        26,982
Current portion of long-term debt (note 5)..................      52,932        36,283
                                                              ----------    ----------
       Total current liabilities............................      98,291        79,580
                                                              ----------    ----------
Long-term debt (note 5).....................................     672,437       663,443
                                                              ----------    ----------
       Total liabilities....................................     770,728       743,023
                                                              ----------    ----------
STOCKHOLDERS' EQUITY
Capital stock (note 8)......................................     261,353       247,637
Retained earnings...........................................     428,102       382,178
                                                              ----------    ----------
       Total stockholders' equity...........................     689,455       629,815
                                                              ----------    ----------
                                                              $1,460,183    $1,372,838
                                                              ==========    ==========

Commitments and contingencies (notes 5, 6, and 9)

   The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                             YEAR ENDED          YEAR ENDED          YEAR ENDED
                                                              MARCH 31,           MARCH 31,           MARCH 31,
                                                                1998                1997                1996
                                                          -----------------   -----------------   -----------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income..............................................  $          70,504   $         42,630    $          29,070
Add (deduct) charges to operations not requiring a
  payment of cash and cash equivalents:
Depreciation and amortization...........................             94,941             90,698               82,372
Gain on disposition of assets...........................            (14,392)                                 (8,784)
Loss on repurchase of 9 5/8% Notes......................              2,175
Equity income (net of dividend received: March 31,
  1997--$282)...........................................                (45)            (2,414)              (1,139)
Other--net..............................................              2,735              2,785                2,452
Change in non-cash working capital items related to
  operating activities (note 11)........................              5,201              5,459               (5,556)
                                                          -----------------   -----------------   -----------------
Net cash flow from operating activities.................            161,119            139,158               98,415
                                                          -----------------   -----------------   -----------------
FINANCING ACTIVITIES
Proceeds from long-term debt............................            208,600            240,000              448,000
Scheduled repayments of long-term debt..................            (33,876)           (16,038)             (57,850)
Prepayments of long-term debt...........................           (150,655)          (250,078)            (505,962)
Scheduled payments on capital lease obligations.........                                                     (1,527)
Prepayments of capital lease obligations................                                                    (43,023)
Net proceeds from issuance of Common Stock..............              5,126              1,283              137,872
Cash dividends paid.....................................            (15,990)           (13,493)              (7,094)
Capitalized loan costs..................................               (994)            (1,130)              (5,965)
                                                          -----------------   -----------------   -----------------
Net cash flow from financing activities.................             12,211            (39,456)             (35,549)
                                                          -----------------   -----------------   -----------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment (net of
  capital lease financing of: (1998--$NIL;
  1997--$NIL; 1996--$44,550)............................           (197,199)           (65,104)             (79,293)
Expenditures for drydocking.............................            (18,376)           (16,559)              (7,405)
Proceeds from disposition of assets.....................             33,863                                  28,428
Net cash flow from investment...........................              6,380             (2,296)               3,273
Proceeds on sale of available-for-sale securities.......             14,854                                 111,770
Purchases of available-for-sale securities..............            (42,154)                                (41,993)
Other...................................................               (268)
                                                          -----------------   -----------------   -----------------
Net cash flow from investing activities.................           (202,900)           (83,959)              14,780
                                                          -----------------   -----------------   -----------------
(Decrease) increase in cash and cash equivalents........            (29,570)            15,743               77,646
Cash and cash equivalents, beginning of the year........            117,523            101,780               24,134
                                                          -----------------   -----------------   -----------------
Cash and cash equivalents, end of the year..............  $          87,953   $        117,523    $         101,780
                                                          =================   =================   =================

   The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Teekay Shipping Corporation ("Teekay"), which is incorporated under the laws of Liberia, and its wholly owned or controlled subsidiaries (the "Company"). Significant intercompany items and transactions have been eliminated upon consolidation.

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

     Investment

     The Company's 50% interest in Viking Consolidated Shipping Corp. ("VCSC") is carried at the Company's original cost plus its proportionate share of the undistributed net income. On March 12, 1997, VCSC sold its one remaining vessel and it is not anticipated that the operating companies of VCSC will have active operations in the near future. The disposal of this vessel and the related gain on sale has been reflected in these consolidated financial statements (see Note 10 -- Other Income).

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

     Marketable securities

     The Company's investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders' equity.

     Vessels and equipment

     All pre-delivery costs incurred during the construction of newbuildings, including interest costs, and supervision and technical costs are capitalized. The acquisition cost and all costs incurred to restore used

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

vessel purchases to the standard required to properly service the Company's customers are capitalized. Depreciation is calculated on a straight-line basis over a vessel's useful life, estimated by the Company to be twenty years from the date a vessel is initially placed in service.

     Interest costs capitalized to vessels and equipment for the years ended March 31, 1998, 1997 and 1996 aggregated $283,000, $232,000, and $106,000, respectively.

     Expenditures incurred during drydocking are capitalized and amortized on a straight-line basis over the period until the next anticipated drydocking. When significant drydocking expenditures recur prior to the expiry of this period, the remaining balance of the original drydocking is expensed in the month of the subsequent drydocking. Drydocking expenses amortized for the years ended March 31, 1998, 1997 and 1996 aggregated $11,737,000, $10,941,000, and $8,617,000 respectively.

     Vessels acquired pursuant to bareboat hire purchase agreements are capitalized as capital leases and are amortized over the estimated useful life of the acquired vessel.

     Other assets

     Loan costs, including fees, commissions and legal expenses, are capitalized and amortized over the term of the relevant loan. Amortization of loan costs is included in interest expense.

     Interest rate swap agreements

     The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expenses. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

     Forward contracts

     The Company enters into forward contracts as a hedge against changes in foreign exchange rates. Market value gains and losses are deferred and recognized during the period in which the hedged transaction is recorded in the accounts.

     Cash flows

     Cash interest paid during the years ended March 31, 1998, 1997 and 1996 totaled $55,141,000, $57,400,000, and $59,021,000, respectively.

     The Company classifies all highly liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

     Income taxes

     The legal jurisdictions of the countries in which the Company and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

     Earnings per share

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per share". SFAS 128 requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all statements of

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

earnings ending after December 15, 1997 for all entities with complex capital structures. The Company's EPS for all periods presented herein are in conformity with SFAS 128 (see Note 8--Capital Stock).

     Accounting for Stock-Based Compensation

     Effective April 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) companies to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 (APB 25) "Accounting for Stock Issued to Employees" and has disclosed the required pro forma effect on net income and earning per share as if the fair value method of accounting as prescribed in SFAS 123 had been applied (see Note 8--Capital Stock).

2.  BUSINESS OPERATIONS

     The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of a fleet of tankers. All of the Company's revenues are earned in international markets.

     A single customer, an international oil company, accounted for approximately 14% ($56,537,000) of the Company's consolidated voyage revenues for fiscal 1998. Another customer, also an international oil company, accounted for approximately 13% ($48,696,000), of consolidated voyage revenues for fiscal 1997. No more than one customer accounted for over 10% of the Company's consolidated voyage revenues in any of the last three fiscal years.

3.  INVESTMENTS IN MARKETABLE SECURITIES

                                                           GROSS        GROSS       APPROXIMATE
                                                         UNREALIZED   UNREALIZED     MARKET AND
                                                COST       GAINS        LOSSES     CARRYING VALUE
                                               -------   ----------   ----------   --------------
March 31, 1998
Available-for-sale securities...............   $27,304      $13          $(16)        $27,301

     The cost and approximate market value of available-for-sale securities by contractual maturity, as at March 31, 1998, are shown as follows:

                                                                            APPROXIMATE
                                                                             MARKET AND
                                                                 COST      CARRYING VALUE
                                                                -------    --------------
Less than one year..........................................    $13,456       $13,448
Due after one year through five years.......................     13,848        13,853
                                                                -------       -------
                                                                $27,304       $27,301
                                                                =======       =======

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

4.  ACCRUED LIABILITIES

                                                                    MARCH 31,
                                                                ------------------
                                                                 1998       1997
                                                                -------    -------
Voyage and vessel...........................................    $15,845    $15,458
Interest....................................................      9,272      9,294
Payroll and benefits........................................      4,078      2,230
                                                                -------    -------
                                                                $29,195    $26,982
                                                                =======    =======

5.  LONG-TERM DEBT

                                                                     MARCH 31,
                                                                --------------------
                                                                  1998        1997
                                                                --------    --------
Revolving Credit Facility...................................    $129,000
First Preferred Ship Mortgage Notes (8.32%)
  U.S. dollar debt due through 2008.........................     225,000    $225,000
First Preferred Ship Mortgage Notes (9 5/8%)
  U.S. dollar debt due through 2003.........................     123,718     151,200
Floating rate (1998: LIBOR + 0.55% to 1%; 1997:
  LIBOR + 0.65% to 1 1/2%) U.S. dollar debt due through
  2009......................................................     247,651     323,526
                                                                --------    --------
                                                                 725,369     699,726
Less current portion........................................      52,932      36,283
                                                                --------    --------
                                                                $672,437    $663,443
                                                                ========    ========

     In January 1998, the Company refinanced approximately $105.0 million of its floating rate debt and replaced the previous corporate revolving credit facility with a new $200 million corporate revolving credit facility (the "Revolver") at improved rates and credit terms. The amount available under the Revolver reduces by $10.0 million semi-annually commencing in July 1999, with a final balloon reduction in January 2006. Interest payments are based on LIBOR plus a margin depending on the financial leverage of the Company; at March 31, 1998 the margin was +0.50%. As at March 31, 1998, the undrawn amount available under the Revolver was $71.0 million. The Revolver is collateralized by first priority mortgages granted on eight of the Company's Aframax tankers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolver.

     The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at March 31, 1998, the fair value of these net assets approximated $252.0 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

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

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

     The 9 5/8% First Preferred Ship Mortgage Notes due July 15, 2003 (the
"9 5/8% Notes") are collateralized by first preferred mortgages on six of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by six subsidiaries of Teekay that own the mortgaged vessels (the "9 5/8% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at March 31, 1998, the fair value of these net assets approximated $186.0 million. The 9 5/8% Notes are also subject to a sinking fund, which will retire $25.0 million principal amount of the 9 5/8% Notes on each July 15, which commenced on July 15, 1997. During fiscal 1998, the Company repurchased a principal amount of $26.3 million of the 9 5/8% Notes. During fiscal 1996, the Company repurchased $23.8 million of these notes, which was applied to reduce the July 15, 1997 sinking fund requirement. The 9 5/8% Notes are redeemable at the option of the Company, in whole or in part, on or after July 15, 1998 at the following redemption prices expressed as a percentage of principal:

                      JULY 15                         REDEMPTION PRICE
                      -------                         ----------------
1998................................................      104.813%
1999................................................      102.406%
2000................................................      100.000%

     Upon a Change of Control, each 9 5/8% Note holder and 8.32% Note holder has the right, unless the Company elects to redeem these Notes, to require the Company to purchase these Notes at 101% of their principal amount plus accrued interest.

     Condensed financial information regarding the Company, the 9 5/8% Notes Guarantor Subsidiaries, the 8.32% Notes Guarantor Subsidiaries and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

     All floating rate loans are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from Teekay.

     Among other matters, the long-term debt agreements generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of additional debt and new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, is limited as of March 31, 1998, to $74.0 million.

     As at March 31, 1998, the Company was committed to a series of interest rate swap agreements whereby $150 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 7.5 months. The swap agreements expire between October 1998 and December 1998. These arrangements effectively change the Company's interest rate exposure on $150 million of debt from a floating LIBOR rate to an average fixed rate 5.86%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

     The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to March 31, 1998 are $52,932,000 (fiscal 1999), $53,058,000 (fiscal 2000), $53,191,000 (fiscal 2001), $62,332,000
(fiscal 2002), and $72,199,000 (fiscal 2003).

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

6.  LEASES

     Charters-out

     Time charters to third parties of the Company's vessels are accounted for as operating leases. The minimum future revenues to be received on time charters currently in place are $46,222,000 (fiscal 1999), $39,631,000 (fiscal 2000),
$39,602,000 (fiscal 2001), $39,562,000 (fiscal 2002), $39,562,000 (fiscal 2003), and $215,533,000 thereafter.

     The minimum future revenues should not be construed to reflect total charter hire revenues for any of the years.

     Charters-in

     Minimum commitments under vessel operating leases are $19,681,000 (fiscal
1999), $9,445,000 (fiscal 2000), $6,844,000 (fiscal 2001), and $412,000 (fiscal
2002).

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of all financial instruments approximate fair market value except for the following:

     Long-term debt -- The fair values of the Company's fixed rate long-term debt are based on either quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

     Interest rate swap agreements -- The fair value of interest rate swaps, used for hedging purposes, is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counter parties.

     The estimated fair value of the Company's financial instruments is as follows:

                                               MARCH 31, 1998          MARCH 31, 1997
                                            --------------------    --------------------
                                            CARRYING      FAIR      CARRYING      FAIR
                                             AMOUNT      VALUE       AMOUNT      VALUE
                                            --------    --------    --------    --------
Cash, cash equivalents and marketable
  securities............................    $115,254    $115,254    $117,523    $117,523
Long-term debt..........................     725,369     737,785     699,726     695,265
Interest rate swap agreements -- net
  receivable (payable) position.........                    (176)                  1,154
Foreign currency contracts..............                     339                    (181)

     The Company transacts with investment grade rated financial institutions and requires no collateral from these institutions.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

8.  CAPITAL STOCK

                         AUTHORIZED
                         ----------
 25,000,000 Preferred Stock with a par value of $1 per share
125,000,000 Common Stock with no par value

                                               COMMON     THOUSANDS    PREFERRED    THOUSANDS
                                               STOCK      OF SHARES      STOCK      OF SHARES
                                              --------    ---------    ---------    ---------
Issued and outstanding
Balance March 31, 1995....................    $ 33,000      36,000        $1           600
May 15, 1995 1-for-2 Reverse Common Stock
  Split...................................                 (18,000)
July 19, 1995 Initial Public Offering
  6,900,000 shares at $21.50 per share of
  Common Stock (net of share issue
  costs)..................................     137,613       6,900
July 19, 1995 Exchange of Redeemable
  Preferred Stock for 2,790,698 shares of
  Common Stock............................      60,000       2,791        (1)         (600)
Reinvested Dividends......................       4,833         201
Exercise of Stock Options.................         259          12
                                              --------     -------        --          ----
Balance March 31, 1996....................     235,705      27,904         0             0
Reinvested Dividends......................      10,649         364
Exercise of Stock Options.................       1,283          60
                                              --------     -------        --          ----
Balance March 31, 1997....................     247,637      28,328         0             0
Reinvested Dividends......................       8,590         273
Exercise of Stock Options.................       5,126         232
                                              --------     -------        --          ----
Balance March 31, 1998....................    $261,353      28,833        $0             0
                                              ========     =======        ==          ====

     The Company has reserved 1,844,135 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan (the "Plan").

     During fiscal 1998, 1997 and 1996, the Company granted options under the Plan to acquire up to 359,750, 343,250 and 796,750 shares of Common Stock (the "Grants"), respectively, to certain eligible officers, key employees (including senior sea staff), and directors of the Company. The options have a 10-year term and follow a graded-vesting schedule. The options granted during fiscal 1998 and 1997 vest equally over four years from the date of grant. At March 31, 1998, all options granted during fiscal 1996 have vested.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

     A summary of the Company's stock option activity, and related information for the years ended March 31, follows:

                                           1998                         1997                         1996
                                --------------------------   --------------------------   --------------------------
                                          WEIGHTED-AVERAGE             WEIGHTED-AVERAGE             WEIGHTED-AVERAGE
                                OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                                -------   ----------------   -------   ----------------   -------   ----------------
                                (000S)                       (000S)                       (000S)
Outstanding-beginning of
  year.......................    1,056         $23.40           779         $21.50            0          $21.50
Granted......................      360          33.50           343          27.38          797           21.50
Exercised....................     (232)         22.02           (60)         21.50          (12)          21.50
Forfeited....................      (23)         30.39            (6)         24.00           (6)          21.50
                                 -----         ------         -----         ------          ---          ------
Outstanding-end of year......    1,161         $26.66         1,056         $23.40          779          $21.50
                                 =====         ======         =====         ======          ===          ======
Exercisable at end of year...      565         $22.14           519         $21.50          383          $21.50
                                 =====         ======         =====         ======          ===          ======
Weighted-average fair value
  of options granted during
  the year (per option)......             $8.13                        $6.72                        $5.16
                                          ======                       ======                       ======

     Exercise prices for the options outstanding as of March 31, 1998 ranged from $21.50 to $33.50 and have a weighted-average remaining contractual life of
8.10 years.

     The Company applies APB 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee stock options (see Note 1--Accounting for Stock-Based Compensation). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of underlying stock on the date of grant, no compensation expense is recognized.

     Had the Company recognized compensation costs for the Grants consistent with the methods recommended by SFAS 123 (see Note 1--Accounting for Stock-Based Compensation), the Company's net income and earnings per share for those fiscal years would have been stated at the pro forma amounts as follows:

                                                       YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                       MARCH 31,     MARCH 31,     MARCH 31,
                                                          1998          1997          1996
                                                       ----------    ----------    ----------
NET INCOME:
As reported........................................     $70,504       $42,630       $29,070
Pro forma..........................................      69,090        40,679        26,842
BASIC EARNINGS PER COMMON SHARE:
As reported........................................        2.46          1.52          1.17
Pro forma..........................................        2.41          1.45          1.08
DILUTED EARNINGS PER COMMON SHARE:
As reported........................................        2.44          1.50          1.17
Pro forma..........................................        2.39          1.44          1.08

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

     Basic earnings per share is based upon the following weighted average number of common shares outstanding: 28,655,000 shares at March 31, 1998; 28,138,000 shares at March 31, 1997; and 24,837,000 shares at March 31, 1996.
Diluted earnings per share, which gives effect to the aforementioned stock options, is based upon the following weighted average number of common shares outstanding: 28,870,000 shares at March 31, 1998; 28,339,000 shares at March 31, 1997; and 24,902,000 shares at March 31, 1996.

     The fair values of the Grants were estimated on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free average interest rates of 6.29%, 6.44%, and 6.14% for fiscal 1998, fiscal 1997 and fiscal 1996, respectively; dividend yield of 3.0%; expected volatility of 25%; and expected lives of 5 years.

9.  COMMITMENTS AND CONTINGENCIES

     As at March 31, 1998, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese Yen 100 million and Singapore dollars 15.9 million for U.S. dollars, at an average rate of Japanese Yen 128.3 per U.S. dollar and Singapore dollar 1.68 per U.S. dollar, respectively, for the purpose of hedging accounts payable and accrued liabilities.

10. OTHER INCOME

                                                                YEAR ENDED MARCH 31,
                                                       --------------------------------------
                                                          1998          1997          1996
                                                       ----------    ----------    ----------
Gain on disposition of assets......................     $14,392                      $8,784
Equity in results of 50% owned company.............          45         2,696         1,139
Write off of loan costs due to refinancing.........      (1,308)
Loss on extinguishment of debt.....................      (2,175)
Miscellaneous -- net...............................         282           128          (693)
                                                        -------        ------        ------
                                                        $11,236        $2,824        $9,230
                                                        =======        ======        ======

     For the year ended March 31, 1997, Equity in results of the 50% owned company included a $2,732,000 gain on a vessel sale. Gross realized gains and (losses) on sales of available-for-sale securities for the year ended March 31, 1996 aggregated $1,787,000 and ($1,732,000), respectively.

11. CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATED TO OPERATING ACTIVITIES

                                                                YEAR ENDED MARCH 31,
                                                       --------------------------------------
                                                          1998          1997          1996
                                                       ----------    ----------    ----------
Accounts receivable................................     $ 2,484       $(1,873)      $(4,792)
Prepaid expenses and other assets..................         880           665        (2,058)
Accounts payable...................................       5,814         4,554           281
Accrued liabilities................................      (3,977)        2,113         1,013
                                                        -------       -------       -------
                                                        $ 5,201       $ 5,459       $(5,556)
                                                        =======       =======       =======

12. SUBSEQUENT EVENTS

     In May 1998, the Company commenced an offering of up to 8,050,000 shares of Common Stock, of which 2,800,000 shares are being offered by the Company and up to 5,250,000 shares are being offered

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

by a selling shareholder. The net proceeds to the Company of the offering will be used to redeem a portion of the 9 5/8% Notes.

     Subsequent to March 31, 1998 the Company entered into an agreement (subject to certain conditions) for the construction of two Aframax vessels for a cost of $76.0 million, scheduled for delivery in July and September of 1999.

                                                                      SCHEDULE A

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                     YEAR ENDED MARCH 31, 1998
                                    --------------------------------------------------------------------------------------------
                                                     9 5/8% NOTES   8.32% NOTES                                       TEEKAY
                                        TEEKAY        GUARANTOR      GUARANTOR     NON-GUARANTOR                  SHIPPING CORP.
                                    SHIPPING CORP.   SUBSIDIARIES   SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   & SUBSIDIARIES
                                    --------------   ------------   ------------   -------------   ------------   --------------
Net voyage revenues...............     $               $ 52,762       $ 36,443       $442,888       $(226,833)       $305,260
Operating expenses................          362          23,318         34,344        366,429        (226,833)        197,620
                                       --------        --------       --------       --------       ---------        --------
  Income (loss) from vessel
    operations....................         (362)         29,444          2,099         76,459                         107,640
Net interest income (expense).....      (33,011)            532            391        (16,284)                        (48,372)
Equity in net income of
  subsidiaries....................      105,936                                                      (105,891)             45
Other income (loss)...............       (2,059)                                       29,179         (15,929)         11,191
                                       --------        --------       --------       --------       ---------        --------
NET INCOME........................       70,504          29,976          2,490         89,354        (121,820)         70,504
Retained earnings (deficit),
  beginning of the year...........      382,178          11,056        (18,124)       144,125        (137,057)        382,178
Dividends declared and paid.......      (24,580)        (15,600)       (18,690)                        34,290         (24,580)
                                       --------        --------       --------       --------       ---------        --------
RETAINED EARNINGS (DEFICIT), END
  OF THE YEAR.....................     $428,102        $ 25,432       $(34,324)      $233,479       $(224,587)       $428,102
                                       ========        ========       ========       ========       =========        ========

                                                                     YEAR ENDED MARCH 31, 1997
                                    --------------------------------------------------------------------------------------------
                                                     9 5/8% NOTES   8.32% NOTES                                       TEEKAY
                                        TEEKAY        GUARANTOR      GUARANTOR     NON-GUARANTOR                  SHIPPING CORP.
                                    SHIPPING CORP.   SUBSIDIARIES   SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   & SUBSIDIARIES
                                    --------------   ------------   ------------   -------------   ------------   --------------
Net voyage revenues...............     $               $ 30,553       $ 35,960       $411,216       $(197,517)       $280,212
Operating expenses................          494          22,588         34,254        326,135        (197,517)        185,954
                                       --------        --------       --------       --------       ---------        --------
  Income (loss) from vessel
    operations....................         (494)          7,965          1,706         85,081                          94,258
Net interest income (expense).....      (34,420)            114            210        (20,356)                        (54,452)
Equity in net income of
  subsidiaries....................       77,352                                                       (74,656)          2,696
Other income......................          192                                        12,707         (12,771)            128
                                       --------        --------       --------       --------       ---------        --------
NET INCOME........................       42,630           8,079          1,916         77,432         (87,427)         42,630
Retained earnings (deficit),
  beginning of the year...........      363,690          17,377         (1,245)        66,693         (82,825)        363,690
Dividends declared and paid.......      (24,142)        (14,400)       (18,795)                        33,195         (24,142)
                                       --------        --------       --------       --------       ---------        --------
RETAINED EARNINGS (DEFICIT), END
  OF THE YEAR.....................     $382,178        $ 11,056       $(18,124)      $144,125       $(137,057)       $382,178
                                       ========        ========       ========       ========       =========        ========

                                                                     YEAR ENDED MARCH 31, 1996
                                    --------------------------------------------------------------------------------------------
                                                     9 5/8% NOTES   8.32% NOTES                                       TEEKAY
                                        TEEKAY        GUARANTOR      GUARANTOR     NON-GUARANTOR                  SHIPPING CORP.
                                    SHIPPING CORP.   SUBSIDIARIES   SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   & SUBSIDIARIES
                                    --------------   ------------   ------------   -------------   ------------   --------------
Net voyage revenues...............     $               $ 29,755       $ 49,402       $390,450       $(223,862)       $245,745
Operating expenses................          835          20,681         31,861        339,951        (223,862)        169,466
                                       --------        --------       --------       --------       ---------        --------
  Income (loss) from vessel
    operations....................         (835)          9,074         17,541         50,499                          76,279
Net interest income (expense).....      (18,397)            394        (13,759)       (24,677)                        (56,439)
Equity in net income of
  subsidiaries....................       47,043                                                       (45,904)          1,139
Other income......................        1,259                                        15,940          (9,108)          8,091
                                       --------        --------       --------       --------       ---------        --------
NET INCOME........................       29,070           9,468          3,782         41,762         (55,012)         29,070
Retained earnings (deficit),
  beginning of the year...........      406,547          22,309         (5,027)        89,301        (106,583)        406,547
Exchange of redeemable preferred
  stock...........................      (60,000)                                                                      (60,000)
Dividends declared and paid.......      (11,927)        (14,400)                      (64,370)         78,770         (11,927)
                                       --------        --------       --------       --------       ---------        --------
RETAINED EARNINGS (DEFICIT), END
  OF THE YEAR.....................     $363,690        $ 17,377       $ (1,245)      $ 66,693       $ (82,825)       $363,690
                                       ========        ========       ========       ========       =========        ========

---------------

(See Note 5)

                                                                      SCHEDULE A

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                            CONDENSED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                     AS AT MARCH 31, 1998
                                 --------------------------------------------------------------------------------------------
                                                  9 5/8% NOTES   8.32% NOTES                                       TEEKAY
                                     TEEKAY        GUARANTOR      GUARANTOR     NON-GUARANTOR                  SHIPPING CORP.
                                 SHIPPING CORP.   SUBSIDIARIES   SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   & SUBSIDIARIES
                                 --------------   ------------   ------------   -------------   ------------   --------------
ASSETS
Cash and cash equivalents......    $       22       $ 29,595       $ 10,687      $   47,649     $                $   87,953
Other current assets...........            13            710            722         165,006        (114,890)         51,561
                                   ----------       --------       --------      ----------     -----------      ----------
  Total current assets.........            35         30,305         11,409         212,655        (114,890)        139,514
Vessels and equipment (net)....                      129,050        327,460         841,373                       1,297,883
Advances due from
  subsidiaries.................       324,460                                                      (324,460)
Other assets (principally
  marketable securities, and
  investments in
  subsidiaries)................       719,369                                        22,791        (719,374)         22,786
                                   ----------       --------       --------      ----------     -----------      ----------
                                   $1,043,864       $159,355       $338,869      $1,076,819     $(1,158,724)     $1,460,183
                                   ==========       ========       ========      ==========     ===========      ==========
LIABILITIES & STOCKHOLDERS'
  EQUITY
Current liabilities............    $    5,691       $  2,113       $  3,126      $  184,840     $   (97,479)     $   98,291
Long-term debt.................       348,718                                       323,719                         672,437
Due to (from) affiliates.......                          (18)           737         323,900        (324,619)
                                   ----------       --------       --------      ----------     -----------      ----------
  Total liabilities............       354,409          2,095          3,863         832,459        (422,098)        770,728
                                   ----------       --------       --------      ----------     -----------      ----------
STOCKHOLDERS' EQUITY
Capital stock..................       261,353             10             23           5,933          (5,966)        261,353
Contributed capital............                      131,818        369,307           4,948        (506,073)
Retained earnings (deficit)....       428,102         25,432        (34,324)        233,479        (224,587)        428,102
                                   ----------       --------       --------      ----------     -----------      ----------
  Total stockholders' equity...       689,455        157,260        335,006         244,360        (736,626)        689,455
                                   ----------       --------       --------      ----------     -----------      ----------
                                   $1,043,864       $159,355       $338,869      $1,076,819     $(1,158,724)     $1,460,183
                                   ==========       ========       ========      ==========     ===========      ==========

                                                                     AS AT MARCH 31, 1997
                                 --------------------------------------------------------------------------------------------
                                                  9 5/8% NOTES   8.32% NOTES                                       TEEKAY
                                     TEEKAY        GUARANTOR      GUARANTOR     NON-GUARANTOR                  SHIPPING CORP.
                                 SHIPPING CORP.   SUBSIDIARIES   SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   & SUBSIDIARIES
                                 --------------   ------------   ------------   -------------   ------------   --------------
ASSETS
Cash and cash equivalents......    $       32       $  9,248       $  8,732      $   99,511     $                $  117,523
Other current assets...........           128            667            755          40,009             (82)         41,477
                                   ----------       --------       --------      ----------     -----------      ----------
  Total current assets.........           160          9,915          9,487         139,520             (82)        159,000
Vessels and equipment (net)....                      137,486        344,315         714,536                       1,196,337
Advances due from
  subsidiaries.................       362,704                                                      (362,704)
Other assets (principally
  investments in
  subsidiaries)................       649,337                                        11,171        (643,007)         17,501
                                   ----------       --------       --------      ----------     -----------      ----------
                                   $1,012,201       $147,401       $353,802      $  865,227     $(1,005,793)     $1,372,838
                                   ==========       ========       ========      ==========     ===========      ==========
LIABILITIES & STOCKHOLDERS'
  EQUITY
Current liabilities............    $    7,386       $  4,573       $  2,581      $   65,122     $       (82)     $   79,580
Long-term debt.................       375,000                                       288,443                         663,443
Due to (from) parent...........                          (56)            15         356,656        (356,615)
                                   ----------       --------       --------      ----------     -----------      ----------
  Total liabilities............       382,386          4,517          2,596         710,221        (356,697)        743,023
                                   ----------       --------       --------      ----------     -----------      ----------
STOCKHOLDERS' EQUITY
Capital stock..................       247,637             10             23           5,933          (5,966)        247,637
Contributed capital............                      131,818        369,307           4,948        (506,073)
Retained earnings (deficit)....       382,178         11,056        (18,124)        144,125        (137,057)        382,178
                                   ----------       --------       --------      ----------     -----------      ----------
  Total stockholders' equity...       629,815        142,884        351,206         155,006        (649,096)        629,815
                                   ----------       --------       --------      ----------     -----------      ----------
                                   $1,012,201       $147,401       $353,802      $  865,227     $(1,005,793)     $1,372,838
                                   ==========       ========       ========      ==========     ===========      ==========

---------------

(See Note 5)

                                                                      SCHEDULE A
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                       CONDENSED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                      YEAR ENDED MARCH 31, 1998
                                     --------------------------------------------------------------------------------------------
                                                      9 5/8% NOTES   8.32% NOTES                                       TEEKAY
                                         TEEKAY        GUARANTOR      GUARANTOR     NON-GUARANTOR                  SHIPPING CORP.
                                     SHIPPING CORP.   SUBSIDIARIES   SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   & SUBSIDIARIES
                                     --------------   ------------   ------------   -------------   ------------   --------------
Cash and cash equivalents provided
 by (used for)
OPERATING ACTIVITIES
 Net cash flow from operating
   activities......................     $(32,624)       $ 40,482       $ 23,489       $ 129,772      $               $ 161,119
                                        --------        --------       --------       ---------      ---------       ---------
FINANCING ACTIVITIES
Proceeds from long-term debt.......                                                     208,600                        208,600
Repayments of long-term debt.......      (29,056)                                      (155,475)                      (184,531)
Net proceeds from issuance of
 Common Stock......................        5,126                                                                         5,126
Other..............................       22,254         (15,562)       (17,968)         (5,708)                       (16,984)
                                        --------        --------       --------       ---------      ---------       ---------
 Net cash flow from financing
   activities......................       (1,676)        (15,562)       (17,968)         47,417                         12,211
                                        --------        --------       --------       ---------      ---------       ---------
INVESTING ACTIVITIES
Expenditures for vessels and
 equipment.........................                       (4,573)        (3,566)       (207,436)                      (215,575)
Other..............................       34,290                                        (21,615)                        12,675
                                        --------        --------       --------       ---------      ---------       ---------
 Net cash flow from investing
   activities......................       34,290          (4,573)        (3,566)       (229,051)                      (202,900)
                                        --------        --------       --------       ---------      ---------       ---------
(Decrease) increase in cash and
 cash equivalents..................          (10)         20,347          1,955         (51,862)                       (29,570)
Cash and cash equivalents,
 beginning of the year.............           32           9,248          8,732          99,511                        117,523
                                        --------        --------       --------       ---------      ---------       ---------
Cash and cash equivalents, end of
 the year..........................     $     22        $ 29,595       $ 10,687       $  47,649      $               $  87,953
                                        ========        ========       ========       =========      =========       =========

                                                                      YEAR ENDED MARCH 31, 1997
                                     --------------------------------------------------------------------------------------------
                                                      9 5/8% NOTES   8.32% NOTES                                       TEEKAY
                                         TEEKAY        GUARANTOR      GUARANTOR     NON-GUARANTOR                  SHIPPING CORP.
                                     SHIPPING CORP.   SUBSIDIARIES   SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   & SUBSIDIARIES
                                     --------------   ------------   ------------   -------------   ------------   --------------
Cash and cash equivalents provided
 by (used for)
OPERATING ACTIVITIES
 Net cash flow from operating
   activities......................     $(30,553)       $ 20,018       $ 23,161       $ 126,532      $               $ 139,158
                                        --------        --------       --------       ---------      ---------       ---------
FINANCING ACTIVITIES
Proceeds from long-term debt.......                                                     240,000                        240,000
Repayments of long-term debt.......                                                    (266,116)                      (266,116)
Net proceeds from issuance of
 Common Stock......................        1,283                                                                         1,283
Other..............................       29,003         (14,456)       (18,780)        (10,390)                       (14,623)
                                        --------        --------       --------       ---------      ---------       ---------
 Net cash flow from financing
   activities......................       30,286         (14,456)       (18,780)        (36,506)                       (39,456)
                                        --------        --------       --------       ---------      ---------       ---------
INVESTING ACTIVITIES
Expenditures for vessels and
 equipment.........................                       (4,927)          (859)        (75,877)                       (81,663)
Other..............................          272                                         (2,568)                        (2,296)
                                        --------        --------       --------       ---------      ---------       ---------
 Net cash flow from investing
   activities......................          272          (4,927)          (859)        (78,445)                       (83,959)
                                        --------        --------       --------       ---------      ---------       ---------
Increase in cash and cash
 equivalents.......................            4             635          3,522          11,582                         15,743
Cash and cash equivalents,
 beginning of the year.............           28           8,613          5,210          87,929                        101,780
                                        --------        --------       --------       ---------      ---------       ---------
Cash and cash equivalents, end of
 the year..........................     $     32        $  9,248       $  8,732       $  99,511      $               $ 117,523
                                        ========        ========       ========       =========      =========       =========

                                                                      YEAR ENDED MARCH 31, 1996
                                     --------------------------------------------------------------------------------------------
                                                      9 5/8% NOTES   8.32% NOTES                                       TEEKAY
                                         TEEKAY        GUARANTOR      GUARANTOR     NON-GUARANTOR                  SHIPPING CORP.
                                     SHIPPING CORP.   SUBSIDIARIES   SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   & SUBSIDIARIES
                                     --------------   ------------   ------------   -------------   ------------   --------------
Cash and cash equivalents provided
 by (used for)
OPERATING ACTIVITIES
 Net cash flow from operating
   activities......................    $ (23,772)       $ 17,284       $ 22,798       $  82,105      $               $  98,415
                                       ---------        --------       --------       ---------      ---------       ---------
FINANCING ACTIVITIES
Proceeds from long-term debt.......      225,000                                        223,000                        448,000
Repayments of long-term debt.......      (22,580)                      (208,964)       (332,268)                      (563,812)
Repayments of capital lease
 obligations.......................                                     (44,550)                                       (44,550)
Net proceeds from issuance of
 Common Stock......................      137,872                                                                       137,872
Other..............................      (29,879)        (14,400)      (133,234)        164,454                        (13,059)
                                       ---------        --------       --------       ---------      ---------       ---------
 Net cash flow from financing
   activities......................      310,413         (14,400)      (386,748)         55,186                        (35,549)
                                       ---------        --------       --------       ---------      ---------       ---------
INVESTING ACTIVITIES
Expenditures for vessels and
 equipment.........................                         (656)        (3,223)        (82,819)                       (86,698)
Proceeds from disposition of
 assets............................                                                      28,428                         28,428
Other..............................     (286,710)            499        369,307         (10,046)                        73,050
                                       ---------        --------       --------       ---------      ---------       ---------
 Net cash flow from investing
   activities......................     (286,710)           (157)       366,084         (64,437)                        14,780
                                       ---------        --------       --------       ---------      ---------       ---------
(Decrease) increase in cash and
 cash equivalents..................          (69)          2,727          2,134          72,854                         77,646
Cash and cash equivalents,
 beginning of the year.............           97           5,886          3,076          15,075                         24,134
                                       ---------        --------       --------       ---------      ---------       ---------
Cash and cash equivalents, end of
 the year..........................    $      28        $  8,613       $  5,210       $  87,929      $               $ 101,780
                                       =========        ========       ========       =========      =========       =========

---------------

(See Note 5)