Form 20-F
period 1999-03-31
TEEKAY SHIPPING CORP
filed 1999-06-11
CIK 911971

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

For the fiscal year ended ....................... March 31, 1999 .............

                                                        OR

[ ]                      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                                      OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ........................ to ...................
Commission file number 1-12874

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

                               Title of each class
                      Common Stock, no par value per share
               8.32% First Preferred Ship Mortgage Notes due 2008


                   Name of each exchange on which registered
                             New York Stock Exchange
                             New York Stock Exchange

Securities  registered or to be registered pursuant to Section 12(g) of the Act.
                                      None
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

    31,648,318 shares of Common Stock, no par value.

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

Yes [X]  No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ]  Item 18 [X]



                                            TEEKAY SHIPPING CORPORATION
                                           INDEX TO REPORT ON FORM 20-F

  PART I                                                               Page

  Item 1.    Description of Business..........................           3
  Item 2.    Description of Property..........................          10
  Item 3.    Legal Proceedings................................          12
  Item 4.    Control of Registrant...........................           12
  Item 5.    Nature of Trading Market.....................              12
  Item 6.    Exchange Controls and Other Limitations
             Affecting Security Holders.......................          13
  Item 7.    Taxation.........................................          13
  Item 8.    Selected Financial Data..........................          14
  Item 9.    Management's Discussion and Analysis of Financial
             Condition and Results of Operations..............          16
  Item 10.   Directors and Officers of the Registrant.........          24
  Item 11.   Executive Compensation...........................          26
  Item 12.   Options to Purchase Securities From Registrant or
             Subsidiaries.....................................          26
  Item 13.   Interest of Management in Certain Transactions...          27

PART II.

  Item 14.   Description of Securities to be Registered.......    Not applicable

PART III.

  Item 15.   Defaults Upon Senior Securities..................    Not applicable
  Item 16.   Changes in Securities, Changes in Security for
             Registered Securities and Use of Proceeds........    Not applicable

PART IV.

  Item 17.   Financial Statements.............................    Not applicable
  Item 18.   Financial Statements.............................          28
  Item 19.   Financial Statements and Exhibits................          28
Signature    .................................................          32



                                     PART I

Item 1. Description of Business

The Company

     Teekay Shipping Corporation ("Teekay"), together with its subsidiaries (the "Company"), is a leading provider of international crude oil and petroleum product transportation services through the world's largest fleet of medium size oil tankers. The Company's modern fleet of tankers provides transportation services to major oil companies, oil traders and government agencies, principally in the region spanning from the Red Sea to the U.S. West Coast (the "Indo-Pacific Basin").

     The Company's fleet consists of 50 vessels: 46 Aframax oil tankers and oil/bulk/ore carriers ("O/B/Os") (including two newbuildings on order and five vessels time-chartered-in), three smaller oil tankers, and one Very Large Crude Carrier ("VLCC"). The Company's vessels are all of Liberian, Singaporean, Australian, Bahamian or Marshall Islands registry. The Company's fleet has a total cargo capacity of approximately 5.0 million tonnes and its Aframax vessels represent approximately 7.8% of the total tonnage of the world Aframax fleet. The two newbuilding Aframax tankers are scheduled for delivery in July and September 1999.

     The Company's fleet is one of the most modern fleets in the world, with an average age of approximately 8.0 years, compared to an average age for the world oil tanker fleet, including Aframax tankers of approximately 14.0 years and for the world Aframax tanker fleet of approximately 12.3 years. The Company has been recognized by customers and rating services for safety, quality and service. For example, in each of the last nine years, Tanker Advisory Center, Inc. (New York) has rated the Company's fleet a "meritorious tanker fleet," a designation which, in the latest publication (January 1999), placed it in the top 8% of all fleets containing five or more tankers. Given the age profile of the world tanker fleet, increasing emphasis by customers on quality as a result of stringent environmental regulations, and heightened concerns about liability for oil pollution, the Company believes that its modern fleet and its emphasis on quality and safety provide it with a favorable competitive profile.

     Through wholly owned subsidiaries located worldwide, the Company provides substantially all of the operations, ship maintenance, crewing, technical support, shipyard supervision, insurance and financial management services necessary to support its fleet.

     The Company has a worldwide chartering staff located in Vancouver, Tokyo, London and Singapore. Each office serves the Company's clients headquartered in such office's region. Fleet operations, vessel positions and charter market rates are monitored around the clock. Management believes that monitoring such information is critical to making informed bids on competitive brokered business. During fiscal 1999, approximately 70% of the Company's net voyage revenues were derived from spot voyages or time charters and contracts of affreightment priced on a spot market basis.

     The Teekay organization was founded in 1973 to manage and operate oil tankers. Prior to 1985, the Company chartered-in most of the tonnage that it subsequently provided to its transportation customers. As the availability of acceptable chartered-in tonnage declined, management began an expansion of its owned fleet. Since 1985, the Company has significantly expanded and modernized its owned fleet by taking delivery of 40 new vessels and acquiring 32 vessels in the second-hand market, as well as disposing of 27 older tankers over the past seven years.

     The Company pursues an intensively customer and operations-oriented business strategy, emphasizing market concentration and service quality to achieve superior operating results. The Company believes that it has five key competitive strengths: (i) market concentration in the Indo-Pacific Basin, which facilitates comprehensive coverage of charterer requirements and provides a base for efficient operation and a high degree of capacity utilization, (ii) full-service marine operations capabilities and experienced management in all functions critical to its operations, which affords a focused marketing effort, tight quality and cost controls, improved capacity utilization and effective operations and safety monitoring, (iii) a modern, high-quality fleet that operates with high fuel efficiency and low maintenance and operating costs and affords greater acceptance among charterers in an environment of increasingly stringent operating and safety standards, (iv) a large, uniform-size fleet of Aframax (75,000-115,000 dwt) tankers, many of which are in sister vessel series (substantially identical vessels), which facilitates scheduling flexibility due to vessel substitution opportunities, permitting greater responsiveness to customer demands and enhanced capacity utilization, and which results in lower operating costs than those experienced by smaller operators and (v) a strong network of customer relationships and a reputation for transportation excellence among quality-sensitive customers. As a result of its business strategy, the Company has achieved consistently higher operating cash flow per vessel as compared to an average of certain other publicly traded shipping companies. The Company's growth strategy is to leverage its existing competitive strengths to continue to expand its business. The Company anticipates that the continued upgrade and expansion of its Aframax tanker business will continue to be a key component of its strategy. In addition, the Company believes that its full-service marine operations capabilities, reputation for safety and quality and strong customer orientation provide it with the opportunity to expand its business by providing additional value-added and innovative services, in many cases to existing customers. Finally, the Company intends to identify expansion opportunities in new tanker market segments, geographic areas and services to which the Company's competitive strengths are well suited. The Company may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions, including the acquisition of Bona Shipholding Ltd. discussed below.

     Teekay is incorporated under the laws of the Republic of Liberia and maintains its principal executive headquarters at the 4th Floor, Euro Canadian Centre, Marlborough Street & Navy Lion Road, P.O. Box SS 6293, Nassau, Commonwealth of the Bahamas. Its telephone number at such address is (242) 322-8020. The Company's principal operating office is located at Suite 1400, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M5. Its telephone number at such address is (604) 683-3529.

Acquisition of Bona Shipholding Ltd.

     On March 26, 1999, the Company entered into an amalgamation agreement (the "Amalgamation Agreement") with Bona Shipholding Ltd. ("Bona") under which Teekay will acquire Bona for a combination of cash and shares. Bona owns and operates a fleet of 26 Aframax oil tankers and O/B/Os engaged in transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region. Shares of Bona Common Stock ("Bona Shares") are listed on the Oslo Stock Exchange.

     For the year ended December 31, 1998, Bona earned net voyage revenues of $148.9 million resulting in income from vessel operations of $32.3 million and net income of $16.6 million. As of December 31, 1998, Bona's shareholders' equity was $254.9 million, total assets were $623.5 million, and total debt was $356.0 million. In December 1998, Bona entered into a $500.0 million credit facility, syndicated among a group of 15 leading international shipping banks. The loan has a two-year drawdown period and will be repaid over an eight-year period thereafter.

     As the global oil industry is undergoing consolidation, tanker companies are serving fewer but significantly larger customers who require their shipping partners to provide more flexible and cost competitive services on a global basis. The proposed transaction will create a combined entity which operates 81 vessels and which will be able to offer a global service to oil companies, oil traders, and government agencies by combining Teekay's position in the
Indo-Pacific basin with Bona's Atlantic presence. The combined entity will be the largest operator in the Aframax segment and will be approximately three times larger than its nearest competitor in that segment. Management believes that the combined entity will benefit from economies of scale and that cost savings can be realized through a reduction in combined overhead costs, increased purchasing power, and other operational efficiencies.

     Under the terms of the Amalgamation Agreement, Teekay will purchase all of the outstanding Bona Shares (18.9 million shares) for total consideration of approximately $137.0 million. Bona shareholders have the right to elect to receive for each Bona Share either $7.00 cash or 0.485 shares of Teekay Common Stock ("Teekay Shares"). Under the terms of the Amalgamation Agreement, 70% of Bona Shareholders elected to receive consideration in the form of Teekay Shares (totalling 6.4 million Teekay Shares) and the remaining Bona Shareholders will receive cash consideration totalling approximately $39.9 million. Teekay will also assume Bona's debt of approximately $314.0 million net of cash acquired. The transaction is expected to be completed by mid-June 1999.


Competition

     International seaborne oil and other petroleum products transportation services are provided by two main types of operators: captive fleets of major oil companies (both private and state-owned) and independent ship owner fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by the Company, also operate their own vessels and transport their own oil as well as oil for third party charterers in direct competition with independent owners and operators. Competition for charters is intense and is based upon price, location, the size, age, condition and acceptability of the vessel, and the vessel's manager. Competition in the Aframax segment is also affected by the availability of other size vessels that compete in the Company's markets. Suezmax (115,000 to 200,000 dwt) size vessels and Panamax (50,000 to 75,000 dwt) size vessels can compete for many of the same charters for which the Company competes. Because of their large size, Ultra Large Crude Carriers (320,000+ dwt) ("ULCCs") and VLCCs (200,000 to 320,000 dwt) rarely compete directly with Aframax tankers for specific charters; however, because ULCCs and VLCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

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

     Other large operators of Aframax tonnage include Neptune Orient Lines Ltd. (owned partially by the Singapore government), with approximately 25 vessels, Shell International Marine, a subsidiary of Royal Dutch/Shell Petroleum Corporation, with approximately 22 vessels, trading globally (15 of which are on charter), and Tanker Pacific Management which controls 15 vessels. Management believes that it has significant competitive advantages in the Aframax tanker market as a result of the age, quality, type and dimensions of its vessels and its market share in the Indo-Pacific Basin. Some competitors of the Company, however, may have greater financial strength and capital resources than the Company.

     As part of its growth strategy, the Company will continue to consider strategic opportunities, including business acquisitions, such as the acquisition of Bona. To the extent the Company enters new geographic areas or tanker market segments, there can be no assurance that the Company will be able to compete successfully therein. New markets may involve competitive factors which differ from those of the Aframax market segment in the Indo-Pacific Basin and may include participants which have greater financial strength and capital resources than the Company. Teekay may not be able to integrate the Bona acquisition or compete in the Atlantic market successfully subsequent to the completion of the amalgamation.

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

     Environmental Regulation-International Maritime Organization ("IMO"). On March 6, 1992, the IMO adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which went into effect on July 6, 1995 in many jurisdictions in which the Company's tanker fleet operates, provide that (i) tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces, not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull, or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (ii) tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction, and (iii) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker (i) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (ii) commences a major conversion or has its keel laid on or after January 6, 1994, or (iii) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

     Under the current regulations, the vessels of the Company's existing fleet will be able to operate for substantially all of their respective economic lives before being required to have double-hulls. Although two of the Company's vessels are 15 years or older, the oldest of such vessels is only 19 years old and, therefore, the IMO requirements currently in effect regarding 25 and 30 year-old tankers will not affect the Company's fleet in the near future. Bona owns ten vessels which are 15 years or older, the oldest of which is 18 years old. However, compliance with the new regulations regarding inspections of all vessels may adversely affect the Company's operations. The Company cannot at the present time evaluate the likelihood or magnitude of any such adverse effect on the Company's operations due to uncertainty of interpretation of the IMO regulations.

     The operation of the Company's vessels is also affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the Company's applicable vessels is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

     Environmental Regulations-The United States Oil Pollution Act of 1990 ("OPA 90"). OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States' territorial sea and its two hundred nautical mile exclusive economic zone.

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

     Under OPA 90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and hull construction. Only two of the Company's vessels are over 15 years old, and the oldest of such vessels, the single-hulled Mendana Spirit, would not be phased-out under the double-hull regulations until January 1, 2003. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore.

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

     Environmental Regulation-Other Environmental Initiatives. The European Union is considering legislation that will affect the operation of tankers and the liability of owners for oil pollution. It is impossible to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

     Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Approximately one-quarter of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $80.5 million, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

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

Operations Outside the United States

     The operations of the Company are primarily conducted outside of the United States and, therefore, may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where the Company is engaged in business or where its vessels are registered. During the fiscal year ended March 31, 1999, the Company derived approximately 85% of its total revenues from its operations in the Indo-Pacific Basin. In the past, political conflicts in such regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to, in limited instances, acts of terrorism and piracy. Future hostilities or other political instability in the region could affect the Company's trade patterns and adversely affect the Company's operations and performance.

Crewing and Staff

     The Company employs approximately 340 captains, chief engineers, chief officers and first engineers, approximately 1,600 additional personnel at sea and approximately 200 personnel ashore.

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

Customers

     Customers of the Company include major oil companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities dependent upon the tanker transportation trade. Three customers, all international oil companies, individually accounted for 12% ($51,411,000), 12% ($50,727,000), and 10% ($42,797,000), respectively, of the
Company's consolidated voyage revenues during fiscal 1999. No more than one customer accounted for more than 10% of the Company's consolidated voyage revenues during fiscal 1998 or fiscal 1997. The revenues from these customers accounted for 14% ($56,357,000) and 13% ($48,696,000) of the Company's
consolidated voyage revenues in fiscal 1998 and fiscal 1997, respectively.

Taxation of the Company

     The legal jurisdictions of the countries in which the Company and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.





Item 2. Description of Property

The Company's Fleet

The following list provides information with respect to the Company's vessels as at May 31, 1999.



                                                               Year
                                          Series/Yard          Built           Type           Dwt-MT              Flag
Aframax Tankers (44)
HAMANE SPIRIT..............                Onomichi             1997            DH            105,300            Bahamian
POUL SPIRIT................                Onomichi             1995            DH            105,300            Liberian
TORBEN SPIRIT..............                Onomichi             1994            DH             98,600            Bahamian
SAMAR SPIRIT...............                Onomichi             1992            DH             98,600            Bahamian
LEYTE SPIRIT...............                Onomichi             1992            DH             98,600            Bahamian
LUZON SPIRIT...............                Onomichi             1992            DH             98,600            Bahamian
MAYON SPIRIT...............                Onomichi             1992            DH             98,600            Bahamian
TEEKAY SPIRIT..............                Onomichi             1991            SH            100,200            Bahamian
PALMSTAR LOTUS.............                Onomichi             1991            SH            100,200            Bahamian
PALMSTAR THISTLE...........                Onomichi             1991            SH            100,200            Bahamian
PALMSTAR ROSE..............                Onomichi             1990            SH            100,200            Bahamian
PALMSTAR POPPY.............                Onomichi             1990            SH            100,200            Bahamian
ONOZO SPIRIT...............                Onomichi             1990            SH            100,200            Bahamian
PALMSTAR CHERRY............                Onomichi             1990            SH            100,200            Bahamian
PALMSTAR ORCHID............                Onomichi             1989            SH            100,200            Bahamian
VICTORIA SPIRIT (OBO)......                Hyundai              1993            DH            103,200            Bahamian
VANCOUVER SPIRIT (OBO) ....                Hyundai              1992            DH            103,200            Bahamian
SHILLA SPIRIT..............                Hyundai              1990            SH            106,700            Liberian
ULSAN SPIRIT...............                Hyundai              1990            SH            106,700            Liberian
NAMSAN SPIRIT..............                Hyundai              1988            SH            106,700            Liberian
PACIFIC SPIRIT.............                Hyundai              1988            SH            106,700            Liberian
PIONEER SPIRIT.............                Hyundai              1988            SH            106,700            Liberian
DAMPIER SPIRIT (FSO).......                Hyundai              1988            SH            106,700            Liberian
NASSAU SPIRIT..............                Imabari              1998            DH            107,000            Bahamian
SENANG SPIRIT..............                Imabari              1994            DH             95,700            Bahamian
SEBAROK SPIRIT.............                Imabari              1993            DH             95,700            Liberian
SEAFALCON*.................                Imabari              1991            SH             97,100            Marshall Islands
SELETAR SPIRIT.............                Imabari              1988            DS             97,300            Bahamian
SERAYA SPIRIT..............                Imabari              1992            DS             97,300            Bahamian
SENTOSA SPIRIT.............                Imabari              1989            DS             97,300            Liberian
ALLIANCE SPIRIT............                Imabari              1989            DS             97,300            Bahamian
SEMAKAU SPIRIT.............                Imabari              1988            DS             97,300            Liberian
SINGAPORE SPIRIT...........                Imabari              1988            DS             97,300            Liberian
SUDONG SPIRIT..............                Imabari              1987            DS             97,300            Liberian
KYUSHU SPIRIT..............                Mitsubishi           1991            DS             95,600            Bahamian
KOYAGI SPIRIT..............                Mitsubishi           1989            SH             96,000            Liberian
SEABRIDGE*.................                Namura               1996            DH            105,200            Liberian
SEAMASTER*.................                Namura               1990            SH            101,000            Liberian
TORRES SPIRIT..............                Namura               1990            SH             96,000            Bahamian
HAKUYOU MARU*..............                Namura               1987            SH             93,000            Singaporean
MENDANA SPIRIT.............                Namura               1980            SH             81,700            Bahamian
MAGELLAN SPIRIT............                Hitachi              1985            DS             95,000            Liberian
COOK SPIRIT................                Hashima              1987            DS             91,500            Bahamian
SILVER PARADISE*...........                Samsung              1998            DH            105,200            Panamanian

Other Tankers (4)
MUSASHI SPIRIT (VLCC)......                Sasebo               1993            SH            280,700            Bahamian
SCOTLAND...................                Mitsubishi           1982            DS             40,800            Bahamian
BARRINGTON.................                Samsung              1989            DH             33,300            Australian
PALMERSTON.................                Halla                1990            DB             36,700            Australian
                                                                                            4,780,100
Aframax Newbuildings (2)
KANATA SPIRIT** .................          Samsung              1999            DH            113,000            Bahamian
KAREELA SPIRIT** .................         Samsung              1999            DH            113,000            Bahamian

                                                                                            5,006,100

-------------------------------------- ------------------ ---------------- ------------- ----------------- -------------------
DH   Double-hull tanker                         FSO  Floating storage and off-loading vessel   VLCC Very Large Crude Carrier
DS   Double-sided tanker                        OBO Oil/Bulk/Ore carrier                       *Time-chartered-in
DB Double-bottom  tanker                         SH Single-hull  tanker                        **Scheduled for delivery in
                                                                                                 July & Sept. 1999



     Many of the Company's vessels have been designed and constructed as substantially identical sister ships. Such vessels can, in many situations, be interchanged, providing scheduling flexibility and greater capacity utilization. In addition, spare parts and technical knowledge can be applied to all the vessels in the particular series, thereby generating operating efficiencies.

     The Company has disposed of several vessels as part of its ongoing fleet modernization program. The Company sold two of its older Aframax tankers during the fiscal year ended March 31, 1999, and added four newer Aframax tankers (including three time-chartered-in vessels) to its fleet during the same period. As a result, the Company's average fleet size increased by two vessels, or 8.9%, in fiscal 1999 compared to fiscal 1998, following an earlier increase of two vessels, 4.9%, in fiscal 1998 compared to fiscal 1997. The Company currently has two double-hull newbuildings on order, with deliveries scheduled for July and September 1999.

     See Note 5 of the Consolidated Financial Statements for information with respect to major encumbrances against vessels of the Company.

Classification and Inspection

     All of the Company's vessels have been certified as being "in class" by their respective classification societies: Nippon Kaiji Kyokai, Lloyds Register, Det Norske Veritas or American Bureau of Shipping. Every commercial vessel's hull and machinery is "classed" by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year ("Annual Survey"), every two to three years ("Intermediate Survey") and every four to five years ("Special Survey"). Vessels also may be required, as part of the Intermediate Survey process, to be drydocked every 24 to 30 months for inspection of the underwater parts of the vessel and for necessary repair related to such inspection. Many of the Company's vessels have qualified with their respective classification societies for drydocking every five years in connection with the Special Survey and are no longer subject to the Intermediate Survey drydocking process. To so qualify, the Company was required to enhance the resiliency of the underwater coatings of each such vessel as well as to install apparatus on each vessel to accommodate thorough underwater inspection by divers.

     In addition to the classification inspections, many of the Company's customers, including the major oil companies, regularly inspect the Company's vessels as a precondition to chartering voyages on such vessels. In each of the last nine years, Tanker Advisory Center, Inc. (New York) has rated the Company's fleet a "meritorious tanker fleet," a designation which, in the latest publication (January 1999), placed it in the top 8% of all fleets containing five or more tankers. Management believes that the Company's well-maintained, high quality tonnage should provide it with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

     Company employees perform much of the necessary ordinary course maintenance and regularly inspect all of the Company's vessels, both at sea and while the vessels are in port. The Company inspects its vessels two to four times per year using predetermined and rigorous criteria. Each vessel is examined and specific notations are made, and recommendations are given for improvements to the overall condition of the vessel, maintenance, safety, and crew welfare.

     The Company has obtained through Det Norske Veritas, the Norwegian classification society, a document of compliance with the ISO 9000 standards of total quality management. ISO 9000 is a series of international standards for quality systems which includes ISO 9002, the standard most commonly used in the shipping industry. The Company has also completed the implementation of the International Safety Management (ISM) code. The Company has obtained Documents of Compliance (DOC) for its offices and Safety Management Certificates (SMC) for its applicable vessels.


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

     (b) The following table sets forth certain information regarding ownership of Teekay's common stock, no par value (the "Common Stock"), as of March 31, 1999 by (i) each owner of 10% or more of the Common Stock and (ii) all officers and directors of Teekay as a group:



                                                                                      Number of        Percentage of
Identity of Person or Group                                                         Shares Owned        Class Owned
Cirrus Trust...............................................................          14,427,397            45.6%
Alliance Capital Management................................................           4,139,330            13.1%
All officers and directors as a group (21 persons).........................               *                  *

__________

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



                                                                                High             Low
            Fiscal 1997
              First quarter.................................................$.....28        $     25
              Second quarter......................................................30 5/8          26 1/2
              Third quarter.......................................................33 1/8          28 7/8
              Fourth quarter......................................................34 1/4          26 1/2
            Fiscal 1998
              First quarter.................................................$.....34 5/8    $     28
              Second quarter......................................................36              30 15/16
              Third quarter.......................................................37 7/8          30 3/8
              Fourth quarter......................................................33 9/16         27 7/8
            Fiscal 1999
              First quarter.................................................$     30 7/8    $     22 9/16
              Second quarter......................................................25 1/8          18 7/16
              Third quarter.......................................................18 7/16         15 15/16
              Fourth quarter......................................................18 7/8          14 1/4

     Approximately 27% of all outstanding shares at March 31, 1999 were held in the United States.

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

Item 7. Taxation

     Since (i) Teekay Shipping Corporation is and intends to maintain its status as a "non-resident Liberian entity" under the Liberian Internal Revenue Code,
(ii) the Company is not now carrying on, and in the future does not expect to carry on, any operations within the Republic of Liberia, and (iii) Teekay's 8.32% First Preferred Ship Mortgage Notes and all documentation related to the Notes and to the public offering of Teekay's common stock were executed outside of the Republic of Liberia, and assuming the holders of the Notes and the common stock neither reside in, maintain an office in, nor engage in business in, the Republic of Liberia, under current Liberian law, no taxes or withholdings are imposed by the Republic of Liberia on payments to be made in respect of the Notes or on distributions made in respect of the common stock. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of Liberia on the ownership or disposition of the common stock by holders thereof.

Item 8. Selected Financial Data

     Set forth below are selected consolidated financial and other data of the Company for the five fiscal years ended March 31, 1999, which have been derived from the Company's Consolidated Financial Statements. The data below should be read in conjunction with the Consolidated Financial Statements and the notes thereto and the report of Ernst & Young LLP, independent Chartered Accountants, with respect to the financial statements for the fiscal years ended March 31, 1999, 1998, and 1997 and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                     Years Ended March 31,
                                          -----------------------------------------------------------------------------
                                               1999            1998           1997           1996           1995
                                          -----------------------------------------------------------------------------
                                                  (U.S. dollars in thousands, except per share and per day data and ratios)
Income Statement Data:
Voyage revenues........................   $    411,922      $  406,036     $  382,249     $  336,320     $  319,966
Voyage expenses........................         93,511         100,776        102,037         90,575         84,957
Net voyage revenues....................        318,411         305,260        280,212        245,745        235,009
Income from vessel operations..........         85,634         107,640         94,258         76,279         52,816
Interest expense.......................        (44,797)        (56,269)       (60,810)       (62,910)       (66,304)
Interest income........................          6,369           7,897          6,358          6,471          5,904
Other income...........................          5,506          11,236          2,824          9,230         12,839
Net income before cumulative effect of
 change in accounting policy and
 extraordinary items...................         52,712          70,504         42,630         29,070          5,255
Cumulative effect of change in
accounting for marketable securities...              -               -              -              -          1,113
Extraordinary loss on bond redemption..         (7,306)              -              -              -              -
Net income.............................         45,406          70,504         42,630         29,070          6,368
Per Share Data:
Net income before cumulative effect of
 change in accounting policy and
 extraordinary items...................   $       1.70     $      2.46    $      1.52    $      1.17    $      0.29
Cumulative effect of change in
 accounting for marketable securities..              -               -              -              -           0.06
Extraordinary loss on bond redemption..          (0.24)              -              -              -              -
Net income
  - basic..............................           1.46            2.46           1.52           1.17           0.35
  - diluted............................           1.46            2.44           1.50           1.17           0.35
Cash earnings - basic(1)...............           4.72            5.78           4.75           4.51           5.48
Cash dividends declared................           0.86            0.86           0.86           0.48             -
Balance Sheet Data (at end of period):
Cash and marketable securities.........       $132,256      $  115,254     $  117,523     $  101,780     $   85,739
Total assets...........................      1,452,220       1,460,183      1,372,838      1,355,301      1,306,474
Total debt.............................        641,719         725,369        699,726        725,842        842,874
Total stockholders' equity.............        777,390         689,455        629,815        599,395        439,066
Other Financial Data:
EBITDA(2)..............................       $186,069      $  209,582     $  191,632     $  166,233     $  146,756
EBITDA to interest expense(2)(3).......           3.98x           3.80x          3.22x          2.69x          2.28x
Total debt to EBITDA(2)................           3.45            3.46           3.65           4.37           5.74
Total debt to total capitalization.....           45.2%           51.3%          52.6%          54.8%          65.7%
Net debt to capitalization(4)..........           39.6            46.9           48.0           51.0           63.3
Cash earnings(1).......................        146,489         165,575        133,554        112,107         98,716
Capital expenditures:
  Vessel purchases, gross..............         85,445         197,199         65,104        123,843          7,465
  Drydocking (accrual basis)...........          7,213          12,409         23,124         11,641         11,917
Fleet Data:
Average number of ships(5).............             47              43             41             39             42
Average age of Company's Aframax fleet
(in years)(6)..........................            8.0             7.6            7.9            6.8            7.3
TCE per ship per day(5)(7)(8)..........   $     19,576      $   21,373     $   20,356     $   18,438     $   16,552
Vessel operating expenses per ship per
  day(8)(9)............................          4,969           4,554          4,922          4,787          4,748
Operating cash flow per ship per
  day(8)(10)...........................         10,903          12,664         11,819         10,613          8,944


(Footnotes on following page)

(Footnotes for previous page)


(1) Cash earnings represents net income before cumulative effect of change in accounting policies, extraordinary items, foreign exchange gains (losses), and before depreciation and amortization expense. Cash earnings is included because it is used by certain investors to measure a company's financial performance as compared to other companies in the shipping industry. Cash earnings is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

(2) EBITDA represents net income before cumulative effect of change in accounting policy and extraordinary items, interest expense, income tax expense, depreciation and amortization expense, minority interest, and gains or losses arising from prepayment of debt, foreign exchange translation and disposal of assets. EBITDA is included because such data is used by certain investors to measure a company's financial performance. EBITDA is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

(3) For purposes of computing EBITDA to interest expense, interest expense includes capitalized interest but excludes amortization of loan costs.

(4) Net debt represents total debt less cash, cash equivalents and marketable securities.

(5) Includes vessels time-chartered-in, but excludes vessels of a former joint venture.

(6) Average age of Company's Aframax fleet is the average age, at the end of the relevant period, of all the vessels owned, leased or time-chartered-in by the Company, excluding vessels of a former joint venture.

(7) TCE (or "time charter equivalent") is a measure of the revenue performance of a vessel, which, on a per voyage basis, is generally determined by Clarkson Research Studies Inc. ("Clarkson") and other industry data sources by subtracting voyage expenses (except commissions) which are incurred in transporting cargo from gross revenue per voyage and dividing the remaining revenue by the total number of days required for the round-trip voyage. Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expense, port fees and canal tolls. For purposes of calculating the Company's average TCE for the year, TCE has been calculated consistent with Clarkson's method, by deducting total voyage expenses (except commissions) from total voyage revenues and dividing the remaining sum by the Company's total voyage days in the year.

(8) To facilitate comparison to prior years' results, excludes the results from the Company's Australian-crewed vessels, which comprised four of the Company's vessels during fiscal 1999 and the fourth quarter of fiscal 1998. Vessel operating expenses for the Australian-crewed vessels are substantially higher than those for the rest of the Company's fleet on a per ship basis, primarily as a result of higher crew costs, with correspondingly higher charter rates associated with the charter arrangements for those vessels. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition-General."

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

(10) Operating cash flow represents income from vessel operations plus depreciation and amortization expense (other than drydock amortization expense). Ship days are calculated on the basis of a 365-day fiscal year multiplied by the average number of vessels in the Company's fleet for the respective year. Operating cash flow is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

     The Company is a leading provider of international crude oil and petroleum product transportation services to major oil companies, oil traders and government agencies, principally in the region from the Red Sea to the U.S. West Coast. The Company's current operating fleet consists of 50 vessels, including 46 Aframax oil tankers and O/B/O carriers (including two newbuildings on order and five vessels time-chartered-in), three smaller oil tankers, and one VLCC, for a total cargo-carrying capacity of approximately 5.0 million tonnes. The two newbuilding Aframax tankers are scheduled for delivery in July and September 1999, respectively.

     During fiscal 1999, approximately 58% of the Company's net voyage revenue was derived from spot voyages. The balance of the Company's revenue is generated primarily by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route within a specified period of time. In fiscal 1999, 12% of net voyage revenues was generated by time charters and COAs priced on a spot market basis. In the aggregate, approximately 70% of the Company's net voyage revenue during fiscal 1999 was derived from spot voyages or time charters and COAs priced on a spot market basis, with the remaining 30% being derived from fixed-rate time-charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenues, cash flow from operations, and net income.

     Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. Additionally, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns which tend to disrupt vessel scheduling.

     In December 1997, the Company acquired two vessels and related shore support services from an Australian affiliate of Caltex Petroleum. These two tankers, together with one of the Company's existing Aframax tankers, have been time chartered to the Caltex affiliate in connection with the Company's provision of Caltex's oil transportation requirements formerly provided by that affiliate. The Company has converted one of its existing vessels to a floating storage and off-loading vessel, which is sharing crews with the vessels employed in the Caltex arrangement (together with the other three vessels involved in this arrangement, the "Australian Vessels"). Vessel operating expenses for the Australian Vessels are substantially higher than those for the rest of the Company's fleet, primarily as a result of higher costs associated with employing an Australian crew. The time-charter rates for the Australian Vessels are correspondingly higher to compensate for these increased costs. During fiscal 1999, the Australian Vessels earned net voyage revenues and an average TCE rate of $38.2 million and $26,329, respectively, and incurred vessel operating expenses of $14.9 million, or $10,173 on a per ship per day basis. In comparison, during fiscal 1998, the Australian Vessels earned net voyage revenues and an average TCE rate of $8.4 million and $25,347, respectively, and incurred vessel operating expenses of $3.2 million, or $10,276 on a per ship per day basis. The results of the Australian Vessels are included in the Company's Consolidated Financial Statements included herein.

Acquisition of Bona Shipholding Ltd.

     On March 26, 1999, the Company entered into an amalgamation agreement (the "Amalgamation Agreement") with Bona Shipholding Ltd. ("Bona") under which Teekay will acquire Bona for a combination of cash and shares. Bona owns and operates a fleet of 26 Aframax oil tankers and O/B/Os engaged in transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region. Shares of Bona Common Stock ("Bona Shares") are listed on the Oslo Stock Exchange.

     For the year ended December 31, 1998, Bona earned net voyage revenues of $148.9 million resulting in income from vessel operations of $32.3 million and net income of $16.6 million. As at December 31, 1998, Bona's shareholder's equity was $254.9 million, total assets were $623.5 million, and total debt was $356.0 million. In December 1998, Bona entered into a $500.0 million credit facility, syndicated among a group of 15 leading international shipping banks. The loan has a two-year drawdown period and will be repaid over an eight-year period thereafter.

     As the global oil industry is undergoing consolidation, tanker companies are serving fewer but significantly larger customers who require their shipping partners to provide more flexible and cost competitive services on a global basis. The proposed transaction will create a combined entity which operates 81 vessels and which will be able to offer a global service to oil companies, oil traders, and government agencies by combining Teekay's position in the
Indo-Pacific basin with Bona's Atlantic presence. The combined entity will be the largest operator in the Aframax segment and will be approximately three times larger than its nearest competitor in that segment. Management believes that the combined entity will benefit from economies of scale and that cost savings can be realized through a reduction in combined overhead costs, increased purchasing power, and other operational efficiencies.

     Under the terms of the Amalgamation Agreement, Teekay will purchase all of the outstanding Bona Shares (18.9 million shares) for total consideration of approximately $137.0 million. Bona shareholders have the right to elect to receive for each Bona Share either $7.00 cash or 0.485 shares of Teekay Common Stock ("Teekay Shares"). Under the terms of the Amalgamation Agreement, 70% of Bona Shareholders elected to receive consideration in the form of Teekay Shares (totalling 6.4 million Teekay Shares) and the remaining Bona Shareholders will receive cash consideration totalling approximately $39.9 million. Teekay will also assume Bona's debt of approximately $314.0 million net of cash acquired. The transaction is expected to be completed by mid-June 1999.

     The acquisition of Bona will be accounted for using the purchase method of accounting at closing. It is not anticipated that this transaction will result in the recording of any goodwill.

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

Fiscal 1999 vs. Fiscal 1998

     Aframax TCE rates on the Gulf-East routes declined in October 1998 and remained at this lower level for the balance of fiscal 1999 due to an increase in tanker supply in conjunction with stable tanker demand. In the near-term, the Company believes that TCE rates will remain weak as a result of low tanker demand growth, oil production cutbacks, and the large number of newbuilding tankers that are expected to be delivered over the next nine months. As a result of the Company's dependence on the tanker spot market, any decline in Aframax TCE rates will reduce the Company's revenues and earnings.

     Operating results for the past two years generally reflect a cyclical peak in average TCE rates in fiscal 1998 followed by a decline in TCE rates experienced by the Company's fleet during the second half of fiscal 1999 and growth in the size of the Company's fleet. In addition, the fiscal 1999 results include a full year of results from the four Australian Vessels whereas the fiscal 1998 results only include approximately three months of results from three of the Australian Vessels, which have higher operating expenses and earn correspondingly higher TCE rates. The Company sold two of its older Aframax tankers during the fiscal year ended March 31, 1999 and added four newer Aframax tankers (including three time-chartered-in vessels) to its fleet during the same period. As a result, the Company's average fleet size increased by two vessels, or 8.9%, in fiscal 1999 compared to fiscal 1998, following an earlier increase of two vessels, or 4.9%, in fiscal 1998.

     Net voyage revenues increased 4.3% to $318.4 million in fiscal 1999 from $305.3 million in fiscal 1998, reflecting the increase in the Company's fleet size and higher TCE rates earned on the Australian Vessels, partially offset by lower spot TCE rates. The Company's average overall TCE rate in fiscal 1999, excluding the Australian Vessels, was down 8.4% to $19,576 from $21,373 in fiscal 1998.

     Vessel operating expenses increased 19.7% to $84.4 million in fiscal 1999 from $70.5 million in fiscal 1998, mainly as a result of higher crewing costs associated with the Australian Vessels and an adjustment to crew wage rates and salaries effective April 1, 1998.

     Time-charter hire expense was $29.7 million in fiscal 1999, up from $10.6 million in fiscal 1998, as the number of vessels time-chartered-in by the Company increased to five in fiscal 1999 from two in fiscal 1998.

     Depreciation and amortization expense decreased by 1.3% to $93.7 million in fiscal 1999 from $94.9 million in fiscal 1998, primarily as a result of lower amortization of drydocking costs during the current year due to fewer scheduled drydockings compared to the previous fiscal year. Depreciation and amortization expense included amortization of drydocking costs of $8.6 million and $11.7 million in fiscal years 1999 and 1998, respectively.

     General and administrative expenses rose 16.1% to $25.0 million in fiscal 1999 from $21.5 million in fiscal 1998, primarily as a result of the hiring of additional personnel in connection with the expansion of the Company's operations, particularly in Australia. The fiscal 1999 results include the Australian Vessels for the full year in comparison to three months in fiscal 1998 for three of the Australian Vessels.

     Income from vessel operations decreased 20.4% to $85.6 million in fiscal 1999 from $107.6 million in fiscal 1998, due largely to the decline in TCE rates.

     Interest expense decreased by 20.4% to $44.8 million in fiscal 1999 from $56.3 million in fiscal 1998, reflecting the reduction in the Company's total debt and lower average interest rates on debt borrowings. In June 1998, the Company completed a public offering of its Common Stock resulting in net proceeds to the Company of approximately $69.0 million. These net proceeds, together with other funds, were applied in August 1998 to redeem the Company's outstanding 9 5/8% First Preferred Ship Mortgage Notes (the "9 5/8% Notes").

     Other income of $5.5 million in fiscal 1999 consisted primarily of $7.1 million in gains on the sale of two vessels, offset partially by $1.9 million in income taxes related to the Australian Vessels. Other income of $11.2 million in fiscal 1998 consisted primarily of gains on the sale of vessels.

     As a result of the foregoing factors, net income was $45.4 million in fiscal 1999, compared to net income of $70.5 million in fiscal 1998. Net income for fiscal 1999 included an extraordinary loss of $7.3 million arising from the redemption of the 9 5/8% Notes and gains on asset sales of $7.1 million. Net income for fiscal 1998 included $14.4 million in gains on asset sales.

Fiscal 1998 vs. Fiscal 1997

     Operating results for fiscal 1998 compared to those for fiscal 1997 reflected the improvement in average TCE rates experienced by the Company's fleet during that period, as well as the increase in the size of the Company's fleet. The Company's average fleet size increased by two vessels or 4.9% in fiscal 1998 compared to fiscal 1997.

     Net voyage revenues increased 8.9% to $305.3 million in fiscal 1998 from $280.2 million in fiscal 1997, reflecting a combination of improvement in TCE rates and an increase in the Company's fleet size. The Company's average TCE rate in fiscal 1998, excluding the Australian Vessels, was up 5.0% to $21,373 from $21,356 in fiscal 1997, in part due to lower bunker fuel prices.

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

     Time-charter hire expense was $10.6 million in fiscal 1998, up from $3.5 million in fiscal 1997, as a result of two vessels time-chartered-in by the Company during fiscal 1998 as compared to only one vessel time-chartered-in during part of fiscal 1997.

     Depreciation and amortization expense increased by 4.6% to $94.9 million in fiscal 1998 from $90.7 million in fiscal 1997, as a result of the increase in the average size of the Company's owned fleet, an increase in the average cost base of the fleet resulting from the replacement of some of the Company's older vessels with newer vessels, and an increase in the number of scheduled drydockings. Depreciation and amortization expense included amortization of drydocking costs of $11.7 million and $10.9 million in fiscal years 1998 and 1997, respectively.

     General and administrative expenses rose 12.1% to $21.5 million in fiscal 1998 from $19.2 million in fiscal 1997, primarily as a result of the cost of compliance with increasingly stringent tanker industry regulations, increases in senior management compensation, and the start-up cost and additional ongoing personnel and facility costs associated with expanding the Company's Australian office in December 1997.

     Income from vessel operations increased 14.2% to $107.6 million in fiscal 1998 from $94.3 million in fiscal 1997, due to improved TCE rates and relatively stable costs.

     Interest expense decreased by 7.4% to $56.3 million in fiscal 1998 from $60.8 million in fiscal 1997, reflecting the reduction in the Company's average debt balance and a lower average interest rate on debt borrowings. Interest income of $7.9 million in fiscal 1998 and $6.4 million in fiscal 1997, largely reflected increasing cash balances, offset in fiscal 1997 by lower interest rates.

     Other income of $11.2 million in fiscal 1998 consisted primarily of $14.4 million in gains on the sale of three vessels, offset partially by $3.5 million in losses related to the prepayment of debt. Other income of $2.8 million in fiscal 1997 consisted primarily of gains on the sale of vessels.

     As a result of the foregoing factors, the Company's net income was $70.5 million in fiscal 1998, which included $14.4 million in gains on asset sales. In comparison, the Company's net income was $42.6 million in fiscal 1997, which included $2.7 million in gains on assets sales.

     The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance, and operating results per calendar ship-day. To facilitate comparison to the prior years' results, unless otherwise indicated, the figures in the table below exclude the results from the Company's Australian Vessels.




------------------------------------------------------------------------- --------------------------------------------
                                                                                       Year Ended March 31,
                                                                               1999           1998            1997
------------------------------------------------------------------------- -------------- --------------- -------------
International Fleet:
Average number of ships                                                              43             42             41
Total calendar ship-days                                                         15,612         15,341         14,937
------------------------------------------------------------------------- -------------- --------------- -------------
Revenue generating ship-days (A)                                                 14,647         14,229         14,071
------------------------------------------------------------------------- -------------- --------------- -------------
Net voyage revenue before commissions (B) (000s)                            $   286,735    $   304,115     $  286,429
------------------------------------------------------------------------- -------------- --------------- -------------
TCE (B/A)                                                                   $    19,576    $    21,373     $   20,356
------------------------------------------------------------------------- -------------- --------------- -------------
Operating results per calendar ship-day:
  Net voyage revenue                                                            $17,950    $    19,358     $   18,760
  Vessel operating expense                                                        4,969          4,554          4,922
  General and administrative expense                                              1,465          1,375          1,286
  Drydocking expense                                                                613            765            733
 ------------------------------------------------------------------------- -------------- --------------- -------------

Operating cash flow per calendar ship-day                                   $    10,903    $    12,664     $   11,819
------------------------------------------------------------------------- -------------- --------------- -------------

Australian Vessels:
   Operating cash flow per calendar ship-day                                $    14,509     $   13,482            N/A
------------------------------------------------------------------------- -------------- --------------- -------------

Total Fleet:
   Operating cash flow per calendar ship-day                                $    11,171     $   12,682     $   11,819
------------------------------------------------------------------------- -------------- --------------- -------------

Liquidity and Capital Resources

     The Company's total liquidity, including cash, marketable securities and undrawn long-term lines of credit, was $143.3 million as at March 31, 1999, down from $186.3 million as at March 31, 1998, and $258.6 million as at March 31, 1997. The decrease in liquidity during fiscal 1999 was primarily the result of the use of cash balances to redeem the Company's 9 5/8% Notes in August 1998, progress payments on the Company's two newbuildings, and the purchase of a new vessel which was paid for using existing cash balances and borrowings under the Company's revolving credit facility (the "Revolver"). The decrease was offset in part by proceeds from the Company's public offering of Common Stock in June 1998, cash flow from operations, and proceeds from the disposition of two older vessels. The Company received net proceeds of approximately $69.0 million in the public offering to redeem the outstanding balance of the 9 5/8% Notes. The redemption resulted in the release of mortgages on the six vessels which collateralized the 9 5/8% Notes, increasing the number of unencumbered vessels in the Company's fleet to thirteen as of March 31, 1999.

     Net cash flow from operating activities decreased to $137.7 million in fiscal 1999, compared to $161.1 million in fiscal 1998, and $139.2 million in fiscal 1997. This primarily reflects the change in TCE rates during these periods.

     Scheduled debt repayments were $50.6 million during fiscal 1999, compared to $33.9 million in fiscal 1998 and $16.0 million in fiscal 1997. The increase in fiscal 1999 was mainly a result of a $25.0 million sinking fund payment on the 9 5/8% Notes in July 1998. In addition to scheduled debt repayments, the Company prepaid long-term debt of $268.0 million in fiscal 1999, primarily representing the repurchase of the 9 5/8% Notes and prepayments of the Revolver.

     Dividends declared during fiscal 1999 were $26.6 million, or $0.86 per share, of which $26.2 million was paid in cash and the remainder was paid in the form of shares of Common Stock issued under the Company's dividend reinvestment plan.

     Two vessels were sold in fiscal 1999, resulting in net proceeds of $23.4 million compared to net proceeds of $33.9 million in fiscal 1998 from the sale of three vessels. In fiscal 1997, the Company sold its only 50%-owned vessel, resulting in net proceeds of $6.4 million which the Company received in the early part of fiscal 1998.

     During fiscal 1999, the Company incurred capital expenditures for vessels and equipment of $85.4 million, consisting mainly of payments made towards the two newbuilding double-hull Aframax tankers scheduled for delivery in July and September of 1999, costs related to the conversion of a tanker into a floating storage and off-loading vessel, and the purchase of a second-hand Aframax tanker. The Company intends to pay for the remaining cost of approximately $15.6 million for the two newbuilding vessels by using existing cash balances, borrowings under the Revolver, or other debt financing. Cash expenditures for drydocking were $11.7 million in fiscal 1999 compared to $18.4 million in fiscal 1998 and $16.6 million in fiscal 1997. The previous two fiscal years reflected a larger than usual number of scheduled drydockings.

     To finance the acquisition of Bona, the Company will use existing cash balances to fund the cash portion of the total purchase price (approximately $39.9 million) and will issue shares of Common Stock for the remaining portion (approximately 6.4 million Teekay Shares). Teekay will also assume approximately $314.0 million of Bona's debt net of cash acquired. As at March 31, 1999, the Company's net debt to capitalization was 39.6%. After the completion of the Bona acquisition, the combined entity's net debt to capitalization will increase to approximately 50%. (See "Acquisition of Bona Shipholding Ltd.")

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

Market Rate Risks

     The Company is exposed to market risk from foreign currency and changes in interest rate fluctuations. The Company uses interest rate swaps and forward foreign currency contracts to manage these risks, but does not use financial instruments for trading or speculative purposes.

Interest Rate Risk

     The Company invests its cash and marketable securities in financial instruments with maturities of less than three months within the parameters of its investment policy and guidelines. The majority of instruments pay a fixed rate of return which are subject to fluctuations in market values due to changes in market interest rates.

     The Company uses interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. The differential to be paid or received under these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

Foreign Exchange Rate Risk

     The international tanker industry's functional currency is the U.S. dollar. Virtually all of the Company's revenues and most of its operating costs are in U.S. dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which are Japanese Yen, Singapore dollars, Canadian dollars, and Australian dollars. During fiscal 1999, approximately 15% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, the Company has the ability to shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

     The Company enters into forward contracts as a hedge against changes in certain foreign exchange rates. Market value gains and losses are deferred and recognized during the period in which the hedged transaction is recorded in the accounts.


                                           Contract              Carrying Amount                 Fair
(in USD 000's)                              Amount            Asset          Liability          Value
--------------------------------------- ---------------- ----------------- --------------- -----------------
1999
FX Forward Contracts                    $         2,905  $                 $               $            (22)
Debt                                            641,719                           641,719           637,219

1998
FX Forward Contracts                    $        10,225  $                 $               $            339
Interest Rate Swap Agreements
  - net receivable (payable) position           150,000                                                 176
Debt                                            725,369                           725,369           737,785
--------------------------------------- ---------------- ----------------- --------------- -----------------



Year 2000 Compliance

     The Company relies on computer systems, software, databases, third party electronic data interchange interfaces and embedded processors to operate its business. Some of these applications may be unable to appropriately interpret the calendar year 2000 and certain other dates and some level of modification or replacement of such applications or embedded systems will be necessary.

     The Company has been actively engaged in systematically addressing the Year 2000 problem since December 1997. A Year 2000 Compliance Task Force comprised of employees from a broad cross section of the Company has been charged with the task of ensuring that the Company achieves Year 2000 compliance. The Task force includes full-time dedicated Year 2000 staff. The Company expects to be largely Year 2000 compliant by the summer of this year, and to achieve full Year 2000 compliance by mid-November of this year.

The Company's Year 2000 compliance project has been divided into several phases.

1. First, the Company completed a business and safety risk analysis to prioritize the efforts of the Year 2000 Task Force. Those areas of the Company's operations that posed the greatest safety risk or were the most important to the survival and continuity of the business were assigned the highest priority.

2. Second, a full inventory of all computer hardware and software applications, and all systems which utilize "embedded chips", both on the ships and in the Company's offices, has been completed. Embedded chips are used, for example, in navigation systems, communication systems, safety and detection systems, and electrical and electro-mechanical control systems on the Company's vessels.

3. Third, a comprehensive audit and test program of information technology and non-information technology systems, such as embedded chips, was developed and is being deployed to ensure seamless operation through all of the dates which have been identified as potentially problematic. These dates include August 22, 1999, September 9, 1999, January 1, 2000, and February 29, 2000. Extensive safe testing has been conducted on vessels and off-line testing will continue later in 1999 during scheduled drydockings. We have requested, and in many cases have received, Certificates of Compliance from the manufacturers of the equipment identified in the inventory phase as possibly containing date sensitive functions. In addition, the Company has completed a "Year 2000 Readiness Survey" with its top customers, lenders, suppliers and other organizations with which it conducts business. This survey has confirmed that our key business partners are aware of the Year 2000 issue and are actively working toward Year 2000 compliance. This "investigation phase" is virtually complete at this time.

4. Fourth, the Company is currently undertaking remedial action with respect to all non-compliant systems and items. Remedial action includes modifying, repairing or replacing systems or items which are of high safety or business criticality, or a "work around" strategy for less critical systems. Testing is occurring concurrently with the remedial action. The Company has completed the majority of this work; however, the Company's two Australian-flagged product tankers must be drydocked to have the remedial work done. The second vessel may not be completed until mid November 1999 due to drydock availability.

5. The final phase consists of preparing contingency plans, vessel placement strategies, and business continuity plans. These plans have been developed and distributed. Final revisions of contingency plans are anticipated to be distributed by the fall of 1999 which include roll-over procedures. These plans have been developed and refined in consultation with our key business partners. Drills are scheduled for the third and fourth quarter of 1999 to ensure that sea and shore staff are competent with contingency instructions.

     Although the Company expects to be Year 2000 compliant in a timely manner, no assurance can be given that all of the Company's systems will be Year 2000 compliant or that its customers, lenders, suppliers or the other organizations with which it conducts business will become fully Year 2000 compliant in a timely manner. If the Company does not achieve full compliance in a timely manner or complete its Year 2000 project within its current cost estimates, or if one or more of its key customers, bankers, lenders, suppliers or other organizations with which it does business fails to become fully Year 2000 compliant, the Company's business, financial condition and results of operations could be adversely affected. There are also risks inherent in the Company's operations arising from the potential failure of systems and equipment aboard other vessels sharing navigable waters with the Company's vessels as well as problems which could arise from the malfunction or failure of port and shore-based infrastructure systems.

     The Company estimates that it will cost $2.0 million to achieve Year 2000 compliance. The majority of these costs will either be recovered directly from customers of the Company pursuant to contractual arrangements currently in place or represent ongoing equipment upgrades which would have been undertaken regardless of the Year 2000 issues. Based on the findings of the Year 2000 Task Force to date, the Company does not expect Year 2000 compliance costs to have a material adverse effect on the Company.

FORWARD-LOOKING STATEMENTS

     The Company's Annual Report to Shareholders for 1999 and this Annual Report on Form 20-F for the fiscal year ended March 31, 1999 contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial condition, including, in particular, statements regarding: Aframax TCE rates in the near-term; tanker supply and demand; supply and demand for oil; the Company's market share in the Indo-Pacific Basin; future capital expenditures, including expenditures for newbuilding vessels; the Company's growth strategy and measures to implement such strategy; the Company's competitive strengths; future success of the Company; the acquisition of Bona and economies of scale, cost savings and other benefits that may be realized in connection with the Bona acquisition; and Year 2000 compliance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions including Asia; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; the Company's dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation; the Company's potential inability to achieve and manage growth; risks associated with operations outside the United States; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures and progress payments on newbuildings; the Company's potential inability to identify embedded processors in a timely manner or to achieve Year 2000 compliance within current cost estimates; the failure of the Company's key business partners to achieve Year 2000 compliance and the subsequent impact on the Company's operating results; the Company's ability to complete the acquisition of Bona and to successfully integrate Bona into the Company's operations; and other factors detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.


Item 10. Directors and Officers of the Registrant

Management

     The directors, executive officers and senior management of the Company are listed below:

Name                                               Age    Position
Karlshoej, Axel                                     58    Director and Chairman of the Board
Moller, Bjorn                                       41    Director, President and Chief Executive Officer
Coady, Arthur F.                                    65    Director and EVP
Day, Sean                                           49    Director
Dingman, Michael D.                                 67    Director
Feder, Morris L.                                    82    Director
Hsu, Steve G. K.                                    65    Director
Hsu, Thomas Kuo-Yuen                                52    Director
Hoegh, Leif O.                                      35    Director

Adams, John                                         43    Managing Director (Glasgow)
Alsleben, Veronica A. E.                            48    Managing Director (London)
Antturi, Peter S.                                   40    VP, Treasurer and Chief Financial Officer (Vancouver)
Bendy, Paul                                         45    Managing Director (Australia)
Blair, Esther E.                                    44    Secretary (Nassau)
Chad, Greg                                          47    VP, Corporate Services (Vancouver)
Glendinning, David                                  45    SVP, Customer Service & Marine Project Development (Vancouver)
Lok, Vincent C.                                     31    Controller (Vancouver)
Meldgaard, Mads T.                                  34    VP, Chartering (Vancouver)
Murphy, Justin                                      38    Managing Director (Singapore)
Nagao, Yoshio                                       52    Managing Director (Tokyo)
Spothelfer, Pascal                                  38    SVP, Strategic Development (Vancouver)
Westgarth, Graham                                   44    VP, Marine Operations (Vancouver)
__________



     Certain biographical information about each of these individuals is set forth below:


     John Adams joined the Company in April 1998 as Managing Director of the newly established Glasgow Office, where Mr. Adams heads the Company's crewing and crew training activities. Prior to joining Teekay, Mr. Adams served for nine years as Managing Director of Teekay Norbulk, a joint venture between the Company and Norbulk Agencies. Mr. Adams has over 23 years experience in the crewing and ship management business.

     Veronica A. E. Alsleben has been employed in ship chartering since 1973. She joined the Company in 1989 as chartering manager and was subsequently promoted to her current position as Managing Director (London). Prior to joining the Company, Ms. Alsleben served as Vice President of a chartering office of an international tanker company in New York City for five years.

     Peter Antturi joined the Company in September 1991 as Manager, Accounting and was promoted to the position of Controller in March 1992, and to his current position of Vice President, Treasurer and Chief Financial Officer in October 1997. Prior to joining the Company, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

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

     Arthur F. Coady is the Executive Vice President of the Company. He has served as a Director of Teekay since 1989. He joined the Company after 30 years in private law practice in Canada, having specialized in corporate and commercial law. In July 1995, Mr. Coady was appointed as a Director of the Bahamas Maritime Authority.

     Sean Day is the President & Chief Executive Officer of Navios Corporation, a position he has held since 1989. Navios Corporation is a large bulk shipping company based in Stamford, Connecticut. Prior to this he held a number of senior management positions in the shipping and finance industry. Mr. Day was born in South Africa and educated at the South African Merchant Marine Academy, University of Capetown (BbusSc) and Oxford University (MA, Jurisprudence). Mr. Day is also on the boards of various other companies.

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

     Morris L. Feder is President of Worldwide Cargo Inc., a New York based chartering firm. Mr. Feder has been employed in the shipping industry in excess of 49 years, of which 43 were spent with Maritime Overseas Corporation, from which he retired as Executive Vice President and Director in December 1991. He has also served as Senior Vice President and Director of Overseas Shipholding Group Inc. and was a member of the Finance and Development Committee of the Board of Directors of such company. He has served as a Director of Teekay since June 1993. Mr. Feder is a member of the American Bureau of Shipping, the Connecticut Maritime Association and the Association of Shipbrokers and Agents USA Inc., as well as being a member of the Board of Directors of American Marine Advisors, Inc.

     Captain David Glendinning joined the Chartering Department of the Company's London office in January 1987. Since then, he has worked in a number of senior positions within the organization, including Vice President, Commercial Operations, Vice President, Marine and Commercial Operations and is currently the Senior Vice President, Customer Service and Marine Project Development. Captain Glendinning has 18 years sea service on oil tankers of various types and sizes and is a Master Mariner with British Class 1 Foreign Going Certificate of Competency.

     Steve G. K. Hsu is Chairman of Oak Maritime (H.K.) Inc., Limited, a ship management company based in Hong Kong. Mr. Hsu is a Standing Supervisor of the National Association of Chinese Shipowners, Taiwan, a member of the American Bureau of Shipping, and a council member of the International General Committee of Bureau Veritas. He has served as a Director of Teekay since June 1993.

     Thomas Kuo-Yuen Hsu has served 27 years with, and is presently Executive Director of, Expedo & Company (London) Ltd., which is part of the Expedo Group of Companies that manages a fleet of nine vessels, ranging in size from 30,000 dwt to 280,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988, and a Lloyd's Underwriting Member since 1983. He has served as a Director of Teekay since June 1993.

     Axel Karlshoej is President of Nordic Industries, a California general construction firm with whom he has served for the past 26 years. He is the older brother of the late J. Torben Karlshoej, the founder of the Company. He has served as a Director and Chairman of the Board of Teekay since June 1993.

     Vincent C. Lok joined the Company in June 1993 as a financial analyst and was promoted to the position of Assistant Controller in July 1995, and to his current position of Controller in October 1997. Prior to joining the Company, Mr. Lok worked in the audit practice of Deloitte & Touche, Chartered Accountants, for four years.

     Mads T. Meldgaard joined the Company's Chartering Department in January 1986 and served in the European and Singapore offices until December 1991, when he was appointed Chartering Manager in the Vancouver office. In January 1994, he was promoted to the position of General Manager, Chartering, and then to Managing Director (Singapore) in September 1995. In July 1998, Mr. Meldgaard was promoted to Vice President, Chartering, based in Vancouver.

     Bjorn Moller succeeded Captain James Hood as President and Chief Executive Officer in April 1998. Mr. Moller has over 21 years experience in shipping and has served in senior management positions with the Company for more than 11 years. He has headed the Company's overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed the Company's global chartering operations and business development activities.

     Justin Murphy joined the Company in October 1990 and has held various positions in the Company's operations and chartering departments. Mr. Murphy is currently the Managing Director of the Company's Singapore office. Prior to this, Mr Murphy served as General Manager of Business Development at the Company's Vancouver office until August 1998. Mr. Murphy has been employed in the chartering business for the past 21 years and is a Member of the Institute of Chartered Shipbrokers (MICS).

     Yoshio Nagao has been employed in the shipping industry for the past 32 years and is qualified as a Chief Engineer. He joined the Company from Sanko Steamship Co. Ltd., a Japanese ship owning company, where he served as Manager of their Technical Department. Mr. Nagao has served as Managing Director (Tokyo) since joining the Company in 1985.

     Pascal Spothelfer joined Teekay as Senior Vice-President, Strategic Development in November 1998. From 1994 to 1998, Mr. Spothelfer served as Chief Operating Officer and later President and Chief Executive Officer of Novatel Inc., a Calgary based high-tech company. Prior to that, he was with Jenoptik AG in Germany as Vice-President Business Development, and from 1990 to 1992 worked as a consultant for the Boston Consulting Group in Munich. Mr. Spothelfer holds a PhD in Law from the University of Basel (Switzerland) and a MBA from INSEAD (France).

     Captain Graham Westgarth joined Teekay in February 1999 as Vice President, Marine Operations bringing 27 years of shipping industry experience with him. Eighteen of those years were spent at sea, including 5 years in a command position. He joined Teekay from Maersk Company (UK) where he joined as Master in 1987 before being promoted to General Manager in 1994.

Item 11. Executive Compensation

     The aggregate annual compensation paid to the 15 executive officers and senior managers listed above was $2,798,182 for fiscal 1999, a portion of which was attributable to payments made pursuant to bonus plans of the Company, which consider both Company and individual performance for a given period. Currently, the non-employee directors of Teekay receive, in the aggregate, approximately $120,000 for their services and reimbursement of their out-of-pocket expenses in each fiscal year during which they are directors of Teekay. In fiscal 1999, the Company contributed an aggregate amount of $189,089 to provide pension and similar benefits for the 15 executive officers and senior managers listed above.

Item 12. Options to Purchase Securities From Registrant or Subsidiaries

     Teekay's 1995 Stock Option Plan (the "Plan") entitles certain eligible officers, employees (including senior sea staff), and directors of the Company to receive options to acquire Common Stock of Teekay. As of June 10, 1999, a total of 3,641,750 shares of Common Stock had been reserved for issuance under the Plan. As of such date, options to purchase a total of 2,612,866 shares of Common Stock were outstanding, with options to purchase a total of 731,460 shares then exercisable and with the directors and the 15 executive officers and senior managers listed above holding options to purchase a total of 878,500 shares, of which 166,875 are exercisable. The outstanding options are exercisable at prices ranging from $16.88 to $33.50 per share, with a weighted average exercise price of $23.22 per share, and expire between July 19, 2005 and June 1, 2009, ten years after the date of grant.

Item 13. Interest of Management in Certain Transactions

     As of March 31, 1999, Cirrus Trust and JTK Trust owned, in the aggregate, approximately 55% of the Company's outstanding Common Stock. The activities of Cirrus Trust and JTK Trust are under the common supervision of Messrs. Coady, Karlshoej and Thomas Hsu, directors of Teekay, and Mr. Shigeru Matsui, President of Matsui & Company, a Tokyo based ship brokerage firm. The beneficiaries of such trusts include charitable institutions and affiliated trusts.

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

                                    PART III

Item 15. Defaults Upon Senior Securities

    Not applicable.

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

    Not applicable.

                                     PART IV

Item 17. Financial Statements

    Not applicable.

Item 18. Financial Statements

    See item 19(a) below.

Item 19. Financial Statements and Exhibits

(a) The following financial statements and schedule, together with the report of Ernst & Young thereon, are filed as part of this Annual Report:

                                                                            Page

Report of Independent Public Accountants....................................F-1
Consolidated Financial Statements

  Consolidated Statements of Income and Retained Earnings...................F-2

Consolidated Balance Sheets.................................................F-3
  Consolidated Statements of Cash Flows.....................................F-4
  Notes to the Consolidated Financial Statements............................F-5
  Schedule A to the Consolidated Financial Statements.......................F-13

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

(b) The following exhibits are filed as part of this Annual Report:

     *2.1         Articles of Incorporation of Teekay, with all amendments thereto.
    **2.2         Bylaws of Teekay, with all amendments thereto.
     +2.3         Indenture dated as of July 15, 1993 among Teekay, VSSI Sun Inc., Diamond
                  Spirit Inc., VSSI Deepsea Inc., VSSI Bulkers Inc., VSSI Star Inc., VSSI
                  Ulsan Inc. and United States Trust Company of New York, as Trustee.
     +2.4         Registration Rights Agreement dated July 15, 1993 among Teekay, VSSI Sun
                  Inc., Diamond Spirit Inc., VSSI Deepsea Inc., VSSI Bulkers Inc., VSSI
                  Star Inc., VSSI Ulsan Inc., and Morgan Stanley & Co. Incorporated, as Placement Agent.
     +2.5         Specimen of Teekay's 9 5/8% First Preferred Ship Mortgage Note due 2003.
   +++2.6         First Preferred Ship Mortgage dated July 15, 1993 by VSSI Sun Inc. to
                  United States Trust Company of New York, as Trustee.
   +++2.7         Assignment of Time Charter dated as of July 15, 1993 from VSSI Sun Inc.
                  to United States Trust Company of New York, as Trustee.
   +++2.8         Assignment of Insurance dated July 15, 1993 from VSSI Sun Inc. to United
                  States Trust Company of New York, as Trustee.
     +2.9         Pledge Agreement and Irrevocable Proxy dated July 15, 1993 made by
                  Teekay in favor of United States Trust Company of New York, as Trustee.
  +++2.10         Guarantee dated as of July 15, 1993 by VSSI Sun Inc. in favor of United
                  States Trust Company of New York, as Trustee.
  +++2.11         Assignment of Freights and Hires dated July 15, 1993 from VSSI Sun Inc.
                  to United States Trust Company of New York, as Trustee.
  +++2.12         Cash Collateral Account Agreement dated July 15, 1993 between VSSI Sun
                  Inc. and United States Trust Company of New York, as Trustee.
    +2.13         Investment Account Agreement dated July 15, 1993 between Teekay and
                  United States Trust Company of New York, as Trustee.
    +2.14         Assumption Agreement dated August 13, 1993 between United States Trust
                  Company of New York, as Trustee, and Sebarok Spirit Inc.
    +2.15         Pledge Agreement and Irrevocable Proxy dated August 13, 1993 made by
                  Teekay in favor of United States Trust Company of New York, as Trustee.
   **2.16         Registration Rights Agreement among Teekay, Tradewinds Trust Co. Ltd., as Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as
                  Trustee for the JTK Trust.
   **2.17         Specimen of Teekay Common Stock Certificate.
  .##2.18         Indenture dated January 29, 1996 among Teekay, VSSI Oceans Inc., VSSI
                  Atlantic Inc., VSSI Appian Inc., Senang Spirit Inc., Exuma Spirit Inc.,
                  Nassau Spirit Inc., Andros Spirit Inc. and United States Trust Company
                  of New York, as Trustee.
   ##2.19         Specimen of Teekay's 8.32% First Preferred Ship Mortgage Notes Due 2008.
 ##++2.20         Bahamian Statutory Ship Mortgage dated January 29, 1996 by Nassau Spirit
                  Inc. to United States Trust Company of New York.
 ##++2.21         Deed of Covenants dated January 29, 1996 by Nassau Spirit Inc. to United
                  States Trust Company of New York.
   ##2.22         First Preferred Ship Mortgage dated January 29, 1996 by VSSI Oceans Inc.
                  to United States Trust Company of New York, as Trustee.
 ##++2.23         Assignment of Time Charter dated January 29, 1996 by Nassau Spirit Inc.
                  to United States Trust Company of New York, as Trustee.
 ##++2.24         Assignment of Insurance dated January 29, 1996 by Nassau Spirit Inc. to
                  United States Trust Company of New York, as Trustee.
   ##2.25         Pledge Agreement and Irrevocable Proxy dated January 29, 1996 by Teekay in favor of United States Trust Company of New York, as Trustee.
 ##++2.26         Guarantee dated January 29, 1996 by Nassau Spirit Inc. in favor of
                  United States Trust Company of New York, as Trustee.
 ##++2.27         Assignment of Freights and Hires dated January 29, 1996 by Nassau Spirit
                  Inc. to United States Trust Company of New York, as Trustee.
 ##++2.28         Cash Collateral Account Agreement dated January 29, 1996 between Nassau
                  Spirit Inc. and United States Trust Company of New York, as Trustee.
   ##2.29         Investment Account Agreement dated January 29, 1996 between Teekay and
                  United States Trust Company of New York, as Trustee.
   **2.30         1995 Stock Option Plan.
   **2.31         Form of Indemnification Agreement between Teekay and each of its officers and directors.
   **2.32         Reducing Revolving Credit Facility Agreement dated June 6, 1995 between
                  Chiba Spirit Inc., VSSI Sun Inc., VSSI Gemini Inc., VSSI Carriers Inc.,
                  Mendana Spirit Inc., Musashi Spirit Inc., VSSI Condor Inc., Palm Monarch
                  Inc., VSSI Drake Inc., VSSI Tokyo Inc., VSSI Marine Inc., Tasman Spirit
                  Inc., Vancouver Spirit Inc. and Elcano Spirit Inc. and Den norske Bank
                  AS, Christiania Bank og Kreditkasse, acting through its New York Branch, and Nederlandse Scheepshypotheskbank N.V.
    +2.33         Charter Party, as amended, dated September 21, 1989 between Palm
                  Shipping Inc. and BP Shipping Limited.
    +2.34         Time Charter, as amended, dated August 14, 1986 between VSSI Sun Inc.
                  and Palm Shipping Inc.
    +2.35         Time Charter, as amended, dated April 1, 1989 between Diamond Spirit
                  Inc. and Palm Shipping Inc.
    +2.36         Time Charter, as amended, dated August 14, 1986 between VSSI Deepsea
                  Inc. and Palm Shipping Inc.
    +2.37         Time Charter, as amended, dated August 14, 1986 between VSSI Bulkers
                  Inc. and Palm Shipping Inc.
    +2.38         Time Charter, as amended, dated August 14, 1986 between VSSI Star Inc.
                  and Palm Shipping Inc.
    +2.39         Time Charter, as amended, dated January 15, 1990 between VSSI Ulsan Inc.
                  and Palm Shipping Inc.
   +2.40          Time Charter, as amended, dated June 1, 1993 between Sebarok Spirit Inc.
                  and Palm Shipping Inc.
   #2.41          Time Charter, as amended, dated July 3, 1995 between VSSI Oceans Inc.
                  and Palm Shipping Inc.
   #2.42          Time Charter, as amended, dated January 4, 1994 between VSSI Atlantic
                  Inc. and Palm Shipping Inc.
   #2.43          Time Charter, as amended, dated February 1, 1992 between VSSI Appian
                  Inc. and Palm Shipping Inc.
   #2.44          Time Charter, as amended, dated December 1, 1993 between Senang Spirit
                  Inc. and Palm Shipping Inc.
   #2.45          Time Charter, as amended, dated August 1, 1992 between Exuma Spirit Inc.
                  and Palm Shipping Inc.
   #2.46          Time Charter, as amended, dated May 1, 1992 between Nassau Spirit Inc.
                  and Palm Shipping Inc.
   #2.47          Time Charter, as amended, dated November 1, 1992 between Andros Spirit
                  Inc. and Palm Shipping Inc.
 #++2.48          Management Agreement, as amended, dated June 1, 1992 between Teekay
                  Shipping Limited and Nassau Spirit Inc.
   @2.49          Amendment No. 1, dated October 7, 1996, to Reducing Revolving Credit
                  Facility Agreement dated June 5, 1995 between Chiba Spirit Inc., VSSI
                  Sun Inc., VSSI Gemini Inc., VSSI Carriers Inc., Mendana Spirit Inc.,
                  Musashi Spirit Inc., VSSI Condor Inc., Palm Monarch Inc., VSSI Drake
                  Inc., VSSI Tokyo Inc., VSSI Marine Inc., Tasman Spirit Inc., Vancouver
                  Spirit Inc. and Elcano Spirit Inc. and Den norske Bank AS, Christiania
                  Bank og Kreditkasse, acting through its New York Branch, and Nederlandse
                  Scheepshypotheskbank N.V.
   @2.50          Agreement, dated October 3, 1996, for a U.S. $90,000,000 Term Loan
                  Facility to be made available to certain subsidiaries of Teekay Shipping
                  Corporation by Christiania Bank og Kreditkasse, acting through its New
                  York Branch, The Bank of Nova Scotia, and Banque Indosuez.
   @2.51          Agreement, dated October 18, 1996, for a U.S. $120,000,000 Term Loan
                  Facility to be made available to certain subsidiaries of Teekay Shipping
                  Corporation by Den Norske Bank ASA, Nederlandse Scheepshypothesbank
                  N.V., The Bank of New York, and Midland Bank PLC.
  @@2.52          Agreement, dated January 26, 1998, for a U.S. $200,000,000 Reducing
                  Revolving Credit Facility to be made available to certain wholly-owned subsidiaries of Teekay Shipping Corporation by Den Norske Bank ASA,
                  Christiania Bank Og Kreditkasse ASA, New York Branch, and the Bank of
                  Nova Scotia.
    2.53          Agreement, dated March 26, 1999, for the amalgamation of Northwest Maritime
                  Inc., a 100% owned subsidiary of Teekay Shipping Corporation, and
                  Bona Shipholding Ltd.



_________
* Previously filed as an exhibit to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission (the "SEC") on October 27, 1995, and hereby incorporated by reference to such Registration Statement.

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




                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TEEKAY SHIPPING CORPORATION

                                By: /s/ Peter Antturi
                                    -------------------
                                    Peter Antturi
                                    Vice President and Chief Financial Officer
                                    (Principal Financial and Accounting Officer)


Dated: June 10, 1999
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                          AUDITORS' REPORT

To the Shareholders of
TEEKAY SHIPPING CORPORATION

     We have audited the accompanying consolidated balance sheets of Teekay Shipping Corporation and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended March 31, 1999. Our audits also included the financial schedule listed in the Index: Item 19 (a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Shipping Corporation and subsidiaries as at March 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material aspects the information set forth therein.

Nassau, Bahamas,                                               /s/ ERNST & YOUNG
May 12, 1999                                               Chartered Accountants

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

            (in thousands of U.S. dollars, except per share amounts)



                                                                                      Years Ended March 31,
                                                                        -----------------------------------------------
                                                                               1999             1998           1997
                                                                        ---------------- --------------- --------------
NET VOYAGE REVENUES
Voyage revenues                                                            $     411,922    $     406,036  $     382,249
Voyage expenses                                                                   93,511          100,776        102,037
------------------------------------------------------------------------- ---------------- --------------- --------------

Net voyage revenues                                                              318,411          305,260        280,212
------------------------------------------------------------------------- ---------------- --------------- --------------

OPERATING EXPENSES
Vessel operating expenses                                                         84,397           70,510         72,586
Time charter hire expense                                                         29,666           10,627          3,461
Depreciation and amortization                                                     93,712           94,941         90,698
General and administrative                                                        25,002           21,542         19,209
------------------------------------------------------------------------- ---------------- --------------- --------------

                                                                                 232,777          197,620        185,954
------------------------------------------------------------------------- ---------------- --------------- --------------

INCOME FROM VESSEL OPERATIONS                                                     85,634          107,640         94,258
------------------------------------------------------------------------- ---------------- --------------- --------------
OTHER ITEMS
Interest expense                                                                 (44,797)         (56,269)       (60,810)
Interest income                                                                    6,369            7,897          6,358
Other income (note 10)                                                             5,506           11,236          2,824

------------------------------------------------------------------------- ---------------- --------------- --------------

                                                                                 (32,922)         (37,136)       (51,628)
------------------------------------------------------------------------- ---------------- --------------- --------------

Net income before extraordinary loss                                              52,712           70,504         42,630
Extraordinary loss on bond redemption (note 5)                                    (7,306)
------------------------------------------------------------------------- ---------------- --------------- --------------

Net income                                                                        45,406           70,504         42,630
Retained earnings, beginning of the year                                         428,102          382,178        363,690
------------------------------------------------------------------------- ---------------- --------------- --------------

                                                                                 473,508          452,682        406,320
Dividends declared                                                               (26,611)         (24,580)       (24,142)
------------------------------------------------------------------------- ---------------- --------------- --------------

Retained earnings, end of the year                                          $    446,897   $      428,102    $   382,178
------------------------------------------------------------------------- ---------------- --------------- --------------

Basic Earnings per Common Share (notes 1 and 8)
 Net income before extraordinary loss                                       $       1.70   $         2.46    $      1.52
 Net income                                                                 $       1.46   $         2.46    $      1.52

Diluted Earnings per Common Share (notes 1 and 8)
 Net income before extraordinary loss                                       $       1.70   $         2.44    $      1.50
 Net income                                                                 $       1.46   $         2.44    $      1.50

------------------------------------------------------------------------- ---------------- --------------- --------------

The accompanying notes are an integral part of the consolidated financial statements.


                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                         (in thousands of U.S. dollars)



                                                                                                As at March 31,
                                                                                       ----------------------------------

                                                                                             1999               1998
                                                                                       ----------------- ----------------
ASSETS
Current
Cash and cash equivalents                                                              $      118,435    $       87,953
Marketable securities (note 3)                                                                  8,771            13,448
Accounts receivable                                                                            22,995            24,327
Prepaid expenses and other assets                                                              16,195            13,786
-------------------------------------------------------------------------------------- ----------------- ----------------

Total current assets                                                                          166,396           139,514
-------------------------------------------------------------------------------------- ----------------- ----------------

Marketable securities (note 3)                                                                  5,050            13,853

Vessels and equipment (notes 1, 5 and 9)
At cost, less accumulated depreciation of $557,946
    (1998 -  $500,779)                                                                      1,218,916         1,297,883
Advances on newbuilding contracts                                                              55,623
-------------------------------------------------------------------------------------- ----------------- ----------------

Total vessels and equipment                                                                 1,274,539         1,297,883
-------------------------------------------------------------------------------------- ----------------- ----------------

Other assets                                                                                    6,235             8,933
-------------------------------------------------------------------------------------- ----------------- ----------------

                                                                                       $    1,452,220    $    1,460,183
-------------------------------------------------------------------------------------- ----------------- ----------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable                                                                       $       11,926    $       16,164
Accrued liabilities (note 4)                                                                   21,185            29,195
Current portion of long-term debt (note 5)                                                     39,058            52,932
-------------------------------------------------------------------------------------- ----------------- ----------------

Total current liabilities                                                                      72,169            98,291
-------------------------------------------------------------------------------------- ----------------- ----------------

Long-term debt (note 5)                                                                       602,661           672,437
-------------------------------------------------------------------------------------- ----------------- ----------------

Total liabilities                                                                             674,830           770,728
-------------------------------------------------------------------------------------- ----------------- ----------------

Stockholders' equity
Capital stock (note 8)                                                                        330,493           261,353
Retained earnings                                                                             446,897           428,102
-------------------------------------------------------------------------------------- ----------------- ----------------

Total stockholders' equity                                                                    777,390           689,455
-------------------------------------------------------------------------------------- ----------------- ----------------

                                                                                       $    1,452,220    $    1,460,183
-------------------------------------------------------------------------------------- ----------------- ----------------

Commitments and contingencies (notes 6 and 9)

The accompanying notes are an integral part of the consolidated financial statements.


                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (in thousands of U.S. dollars)



                                                                                      Years Ended March 31,
                                                                        ---------------------------------------------------

                                                                               1999             1998             1997
                                                                        ----------------- ---------------- ----------------
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                                 $     45,406   $      70,504    $     42,630
Add (deduct) charges to operations not requiring a
  payment of cash and cash equivalents:
Depreciation and amortization                                                    93,712          94,941          90,698
Gain on disposition of assets                                                    (7,117)        (14,392)
Loss on bond redemption                                                           7,306           2,175
Equity income (net of dividend received: March 31,
  1997-$282)                                                                                        (45)         (2,414)
Other-net                                                                         1,218           2,735           2,785
Change in non-cash working capital items related to
  operating activities (note 11)                                                 (2,817)          5,201           5,459
----------------------------------------------------------------------- ----------------- ---------------- ----------------

Net cash flow from operating activities                                         137,708         161,119         139,158
----------------------------------------------------------------------- ----------------- ---------------- ----------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                    230,000         208,600         240,000
Scheduled repayments of long-term debt                                          (50,577)        (33,876)        (16,038)
Prepayments of long-term debt                                                  (268,034)       (150,655)       (250,078)
Net proceeds from issuance of Common Stock                                       68,751           5,126           1,283
Cash dividends paid                                                             (26,222)        (15,990)        (13,493)
Capitalized loan costs                                                             (690)           (994)         (1,130)
------------------------------------------------------------------------ ----------------- ---------------- ----------------

Net cash flow from financing activities                                         (46,772)         12,211         (39,456)
----------------------------------------------------------------------- ----------------- ---------------- ----------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                                          (85,445)       (197,199)        (65,104)
Expenditures for drydocking                                                     (11,749)        (18,376)        (16,559)
Proceeds from disposition of assets                                              23,435          33,863
Net cash flow from investment                                                                     6,380          (2,296)
Proceeds on sale of available-for-sale securities                                13,305          14,854
Purchases of available-for-sale securities                                                      (42,154)
Other                                                                                              (268)
----------------------------------------------------------------------- ----------------- ---------------- ----------------

Net cash flow from investing activities                                         (60,454)       (202,900)        (83,959)
----------------------------------------------------------------------- ----------------- ---------------- ----------------

Increase (decrease) in cash and cash equivalents                                 30,482         (29,570)         15,743
Cash and cash equivalents, beginning of the year                                 87,953         117,523         101,780
----------------------------------------------------------------------- ----------------- ---------------- ----------------

Cash and cash equivalents, end of the year                               $      118,435        $ 87,953    $    117,523
----------------------------------------------------------------------- ----------------- ---------------- ----------------

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

    Investment

     The Company's 50% interest in Viking Consolidated Shipping Corp. ("VCSC") was carried at the Company's original cost plus its proportionate share of the undistributed net income. On March 12, 1997, VCSC sold its one remaining vessel and it is not anticipated that the operating companies of VCSC will have active operations in the near future. The disposal of this vessel and the related gain on sale has been reflected in these consolidated financial statements (see Note 10 - Other Income).

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

    Vessels and equipment

     All pre-delivery costs incurred during the construction of newbuildings, including interest costs, and supervision and technical costs are capitalized. The acquisition cost and all costs incurred to restore used vessel

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

purchases to the standard required to properly service the Company's customers are capitalized. Depreciation is calculated on a straight-line basis over a vessel's useful life from the date a vessel is initially placed in service.

     Interest costs capitalized to vessels and equipment for the years ended March 31, 1999, 1998 and 1997 aggregated $3,018,000, $283,000, and $232,000, respectively.

     Expenditures incurred during drydocking are capitalized and amortized on a straight-line basis over the period until the next anticipated drydocking. When significant drydocking expenditures recur prior to the expiry of this period, the remaining balance of the original drydocking is expensed in the month of the subsequent drydocking. Drydocking expenses amortized for the years ended March 31, 1999, 1998 and 1997 aggregated $8,583,000, $11,737,000, and $10,941,000, respectively.

     Vessels  acquired  pursuant  to  bareboat  hire  purchase   agreements  are
capitalized as capital leases and are amortized over the estimated useful life of the acquired vessel.

    Other assets

     Loan costs, including fees, commissions and legal expenses, are capitalized and amortized over the term of the relevant loan. Amortization of loan costs is included in interest expense.

    Interest rate swap agreements

     The differential to be paid or received, pursuant to interest rate swap agreements, is accrued as interest rates change and is recognized as an adjustment to interest expense. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

    Forward contracts

     The Company enters into forward contracts as a hedge against changes in certain foreign exchange rates. Market value gains and losses are deferred and recognized during the period in which the hedged transaction is recorded in the accounts.

    Cash flows

     Cash interest paid during the years ended March 31, 1999, 1998 and 1997 totaled $48,527,000, $55,141,000, and $57,400,000, respectively.

     The Company classifies all highly liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

    Income taxes

     The legal  jurisdictions  of the countries in which Teekay and the majority
of  its   subsidiaries   are  incorporated  do  not  impose  income  taxes  upon
shipping-related activities.

    Accounting for Stock-Based Compensation

     Under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

     compensation using the intrinsic value method prescribed in APB Opinion No. 25 (APB 25) "Accounting for Stock Issued to Employees" and has disclosed the required pro forma effect on net income and earning per share as if the fair value method of accounting as prescribed in SFAS 123 had been applied (see Note 8-Capital Stock).

2.  Business Operations

     The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of a fleet of tankers. All of the Company's revenues are earned in international markets.

     Three customers, all international oil companies, individually accounted for 12% ($51,411,000), 12% ($50,727,000), and 10% ($42,797,000), respectively, of the Company's consolidated voyage revenues during fiscal 1999. No more than one customer accounted for over 10% of the Company's consolidated voyage revenues during fiscal 1998 or fiscal 1997. The revenues from these customers accounted for 14% ($56,357,000) and 13% ($48,696,000) of the Company's
consolidated voyage revenues in fiscal 1998 and fiscal 1997, respectively.

3.    Investments in Marketable Securities


                                                                             Gross           Gross         Approximate
                                                                           Unrealized      Unrealized       Market and
                                                               Cost          Gains           Losses       Carrying Value
                                                                 $              $               $                $
                                                           -------------- --------------- --------------- -----------------

March 31, 1999
Available-for-sale securities......................       13,865                           (44)            13,821
March 31, 1998
Available for sale securities......................       27,304            13             (16)            27,301


     The  cost  and  approximate market value of  available-for-sale  securities
by   contractual   maturity,   as   at   March   31,   are   shown  as  follows:

                                                                                                       Approximate
                                                                                                        Market and
                                                                                          Cost        Carrying Value
                                                                                            $               $
                                                                                      -------------- -----------------
March 31, 1999
Less than one year....................................................................     8,771           8,771
Due after one year through five years.................................................     5,094           5,050
                                                                                        --------       ---------
                                                                                          13,865          13,821
                                                                                        ========       =========

Less than one year....................................................................    13,456          13,448
Due after one year through five years.................................................    13,848          13,853
                                                                                        --------       ---------
                                                                                          27,304          27,301
                                                                                        ========       =========

4.    Accrued Liabilities

                                                                                               March 31,
                                                                                    ---------------- ----------------
                                                                                         1999             1998
                                                                                    ---------------- ----------------
Voyage and vessel..................................................................... $   8,768       $   15,925
Interest..............................................................................     7,552            9,272
Payroll and benefits..................................................................     4,865            3,998
                                                                                       ---------       ----------
                                                                                       $  21,185       $   29,195
                                                                                       =========       ==========

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

5.  Long-Term Debt

                                                                                               March 31,
                                                                                    ---------------------------------

                                                                                         1999             1998
                                                                                    ---------------- ----------------
Revolving Credit Facility............................................................... $ 169,000      $  129,000
First Preferred Ship Mortgage Notes (8.32%)
  U.S. dollar debt due through 2008.....................................................   225,000         225,000
First Preferred Ship Mortgage Notes (9 5/8%)
  U.S. dollar debt due through 2003.....................................................                   123,718
Floating rate (1999: LIBOR + 0.50% to 1%; 1998: LIBOR + 0.55% to
  1%) U.S. dollar debt due through 2009.................................................   247,719         247,651
                                                                                         ---------       ---------
                                                                                           641,719         725,369
Less current portion....................................................................    39,058          52,932
                                                                                         ---------        --------
                                                                                         $ 602,661        $672,437
                                                                                         =========        ========



     The Company has a long-term Revolving Credit Facility (the "Revolver") available which, as at March 31, 1999, provided for borrowings of up to $180.0 million. Interest payments are based on LIBOR (March 31, 1999: 5.00%; March 31, 1998: 5.71%) plus a margin depending on the financial leverage of the Company; at March 31, 1999, the margin was + 0.50%. The amount available under the Revolver reduces by $10.0 million semi-annually with a final balloon reduction in January 2006. The Revolver is collateralized by first priority mortgages granted on eight of the Company's Aframax tankers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolver.

     The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at March 31, 1999, the fair value of these net assets approximated $179.0 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

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

     Condensed financial information regarding the Company, the 8.32% Notes Guarantor Subsidiaries and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

     In August 1998, the Company redeemed the remaining $98.7 million of the 9 5/8% First Preferred Ship Mortgage Notes (the "9 5/8% Notes") which resulted in an extraordinary loss of $7.3 million, or 24 cents per share, for the year ended March 31, 1999. The redemption of the 9 5/8% Notes was financed by a public offering of Common Stock in June 1998 (see Note 8 - Capital Stock) and existing cash balances.

     All floating rate loans are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from Teekay.

     Among other matters, the long-term debt agreements generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of additional debt and new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, is limited as of March 31, 1999, to $138.8 million.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

     The aggregate annual long-term debt principal repayments required to be made for the five fiscal yearssubsequent to March 31, 1999 are $39,058,000 (fiscal 2000), $50,191,000 (fiscal 2001), $50,332,000 (fiscal 2002), $52,481,000
(fiscal 2003), and $139,597,000 (fiscal 2004).

6.  Leases

    Charters-out

     Time charters to third parties of the Company's vessels are accounted for as operating leases. The minimum future revenues to be received on time charters currently in place are $38,638,000 (fiscal 2000), $38,533,000 (fiscal 2001),
$38,533,000 (fiscal 2002), $38,533,000 (fiscal 2003), $38,638,000 (fiscal 2004), and $157,645,000 thereafter.

     The minimum future revenues should not be construed to reflect total charter hire revenues for any of the years.

    Charters-in

     Minimum  commitments under vessel operating leases are $23,358,000  (fiscal
2000), $11,848,000 (fiscal 2001), and $1,294,000 (fiscal 2002).

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

     Interest rate swap agreements and foreign exchange contracts - The fair value of interest rate swaps and foreign exchange contracts, used for hedging purposes, is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, the current credit worthiness of the swap counter parties and foreign exchange rates.

  The estimated fair value of the Company's financial instruments is as follows:


                                                             March 31, 1999                    March 31, 1998
                                                   ----------------------------------- -------------------------------
                                                       Carrying            Fair           Carrying          Fair
                                                        Amount            Value            Amount          Value
                                                   ----------------- ----------------- --------------- ---------------
Cash, cash equivalents and marketable
  securities................................       $      132,256     $     132,256     $     115,254    $    115,254
Long-term debt..............................              641,719           637,219           725,369         737,785
Interest rate swap agreements - net
  receivable (payable) position.............                                                                     (176)
Foreign currency contracts..................                                    (22)                              339


     The Company transacts interest rates swap and foreign currency contracts with investment grade rated financial institutions and requires no collateral from these institutions.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

8.  Capital Stock


                                                             Common         Thousands
                                                              Stock         of shares
                                                         ---------------- --------------
Issued and outstanding
Balance March 31, 1996..................                 $     235,705         27,904
Reinvested Dividends....................                        10,649            364
Exercise of Stock Options...............                         1,283             60
                                                          ------------    -----------
Balance March 31, 1997..................                       247,637         28,328
Reinvested Dividends....................                         8,590            273
Exercise of Stock Options...............                         5,126            232
                                                          ------------    -----------
Balance March 31, 1998..................                       261,353         28,833
June 15, 1998 Share Offering
   2,800,000 shares at $24.7275 per share of Common
  Stock (net of share issue costs) .....                        68,700          2,800
Reinvested Dividends....................                           389             13
Exercise of Stock Options...............                            51              2
                                                          ------------    -----------

Balance March 31, 1999..................                  $    330,493         31,648
                                                          ============    ===========

     In June 1998, the Company sold 2,800,000 shares in a public offering. The Company used the net proceeds from the offering of approximately $69.0 million, together with other funds, to redeem the outstanding 9 5/8% Notes.

     In September 1998, the Company's shareholders approved an amendment to the Company's 1995 Stock Option Plan (the "Plan") to increase the number of shares of Common Stock reserved and available for future grants of options under the Plan by an additional 1,800,000 shares. As of March 31, 1999, the Company had reserved 3,641,750 shares of Common Stock for issuance upon exercise of options granted pursuant to the Plan.

     During fiscal 1999, 1998 and 1997, the Company granted options under the Plan to acquire up to 573,000, 359,750 and 343,250 shares of Common Stock (the "Grants"), respectively, to certain eligible officers, employees (including senior sea staff), and directors of the Company. The options have a 10-year term and vest equally over four years from the date of grant.

     A summary of the Company's stock option activity, and related information for the three years ended March 31, 1999 follows:


                                                1999                        1998                         1997
                                     --------------------------- ---------------------------- ---------------------------
                                     Options  Weighted-Average   Options   Weighted-Average   Options  Weighted-Average
                                     (000's)   Exercise Price     (000s)    Exercise Price    (000s)    Exercise Price
                                     -------- ------------------ --------- ------------------ -------- ------------------
Outstanding-beginning of year         1,161      $     26.66        1,056    $     23.40         779     $   21.50
Granted........................         573            26.05          360          33.50         343         27.38
Exercised......................          (2)           21.50         (232)         22.02         (60)        21.50
Forfeited......................          (3)           30.44          (23)         30.39          (6)        24.00
                                     -------      -----------      -------    ----------      -------    ---------
Outstanding-end of year........       1,729      $     26.46        1,161    $     26.66       1,056     $   23.40
                                     =======      ===========      =======    ===========    ========    =========

Exercisable at end of year....          731      $     24.08          565    $     22.14         519     $   21.50
                                     =======      ===========      =======    ===========    ========    =========

Weighted-average fair value
  of options granted during
  the year (per option).......                   $      5.93                 $      8.13                 $    6.72
                                                 ===========                 ============                =========

     Exercise  prices for the  options  outstanding  as of March 31, 1999 ranged
from  $21.50  to  $33.50.  These  options  have  a  weighted-average   remaining
contractual life of 8.0 years.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

     (all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

     As the exercise price of the Company's employee stock options equals the market price of underlying stock on the date of grant, no compensation expense is recognized under APB 25.

     Had the Company recognized compensation costs for the Grants consistent with the methods recommended by SFAS 123 (see Note 1-Accounting for Stock-Based Compensation), the Company's net income and earnings per share for those fiscal years would have been stated at the pro forma amounts as follows:


                                                                             Year Ended March 31,
                                                        ---------------------------------------------------------------

                                                                1999                  1998                 1997
                                                        --------------------- --------------------- -------------------
Net income:
As reported.............................................. $      45,406          $     70,504        $      42,630
Pro forma................................................        43,715                69,090               40,679

Basic earnings per common share:
As reported..............................................          1.46                  2.46                 1.52
Pro forma................................................          1.41                  2.41                 1.45

Diluted earnings per common share:
As reported..............................................          1.46                  2.44                 1.50
Pro forma................................................          1.41                  2.39                 1.44

     Basic earnings per share is based upon the following weighted average number of common shares outstanding: 31,063,000 shares for fiscal 1999;
28,655,000  shares for  fiscal  1998;  and  28,138,000  shares for fiscal  1997.
Diluted earnings per share, which gives effect to the aforementioned stock options, is based upon the following weighted average number of common shares outstanding: 31,063,000 shares for fiscal 1999; 28,870,000 shares for fiscal 1998; and 28,339,000 shares for fiscal 1997.

     The fair values of the Grants were estimated on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free average interest rates of 5.40%, 6.29%, and 6.44% for fiscal 1999, fiscal 1998 and fiscal 1997, respectively; dividend yield of 3.0%; expected volatility of 25%; and expected lives of 5 years.

9. Commitments and Contingencies

     On March 26, 1999, the Company entered into an amalgamation agreement (the "Amalgamation Agreement") with Bona Shipholding Ltd. ("Bona") under which Teekay will acquire Bona for a combination of cash and shares. Bona owns and operates a fleet of 26 Aframax oil tankers and oil/bulk/ore carriers engaged in transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region. Bona's Common Stock ("Bona Shares") is listed on the Oslo Stock Exchange.

     Under the terms of the Amalgamation Agreement, Teekay has offered to purchase all of the outstanding Bona Shares (18,923,774 shares) for total consideration of approximately $136.0 million. Bona shareholders have the right to elect to receive for each Bona Share either $7.00 cash or 0.485 shares of Teekay Common Stock ("Teekay Shares"), provided that the number of Bona Shares to be exchanged for Teekay Shares is greater than 9,461,887 shares but does not exceed 13,246,641 shares (representing 50 percent and 70 percent of the number of issued and outstanding Bona Shares), respectively. Immediately after the completion of the amalgamation, Teekay's capital stock will increase by an amount ranging from $69.7 million (4,589,016 Teekay Shares) to $97.6 million (6,424,621 Teekay Shares), based on the minimum (50%) and maximum (70%) percentage of Bona shareholders who may elect to receive Teekay Shares. Teekay will also assume Bona's debt of approximately $314.0 million, net of cash acquired.

     The acquisition of Bona will be accounted for using the purchase method of accounting at closing. It is not anticipated that this transaction will result in the recording of any goodwill.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

     (all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

     The acquisition is subject to approval by Bona shareholders requiring a 75 percent affirmative vote in a shareholder meeting. It is expected that the transaction will be completed by mid-June 1999.

     As at March 31, 1999, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese Yen 100 million and Singapore dollars 3.5 million for U.S. dollars, at an average rate of Japanese Yen 119.8 per U.S. dollar and Singapore dollar 1.69 per U.S. dollar, respectively, for the purpose of hedging accounts payable and accrued liabilities.

     As at March 31, 1999, the Company was committed to the construction of two newbuilding Aframax vessels for an aggregate contract price of approximately $71.2 million, scheduled for delivery in July and September of 1999. As at March 31, 1999, there had been payments made towards this commitment of approximately $55.6 million.

10. Other Income


                                                                                Year Ended March 31,
                                                                ------------------------------------------------------

                                                                       1999              1998              1997
                                                                ------------------- ---------------- -----------------
Gain on disposition of assets.............................       $       7,117        $      14,392       $
Equity in results of 50% owned company....................                                       45            2,696
Write off of loan costs due to refinancing................                                   (1,308)
Loss on extinguishment of debt............................                                   (2,175)
Income taxes - deferred ..................................              (1,900)
Miscellaneous - net.......................................                 289                  282              128
                                                                 -------------        -------------      -----------

                                                                 $       5,506        $      11,236     $      2,824
                                                                 =============        =============      ===========

     For the year ended March 31, 1997, equity in results of the 50% owned company included a $2,732,000 gain on a vessel sale.



11. Change in Non-Cash Working Capital Items Related to Operating Activities


                                                                                 Year Ended March 31,
                                                                 -----------------------------------------------------

                                                                       1999              1998              1997
                                                                 ------------------ ---------------- -----------------
Accounts receivable.......................................         $      1,332          $    2,484    $   (1,873)
Prepaid expenses and other assets.........................               (2,409)                880           665
Accounts payable..........................................               (4,238)              5,814         4,554
Accrued liabilities.......................................                2,498              (3,977)        2,113
                                                                   -------------         -----------   ----------
                                                                   $     (2,817)         $    5,201    $    5,459
                                                                   =============         ===========   ==========

                                                                      SCHEDULE A
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)

                                                                   Year ended March 31, 1999
                                        --------------- --------------- ---------------- --------------- ----------------
                                                         8.32% Notes                                         Teekay
                                            Teekay        Guarantor      Non-Guarantor                   Shipping Corp.
                                        Shipping Corp.   Subsidiaries     Subsidiaries     Eliminations  & Subsidiaries
                                        --------------- --------------- ---------------- --------------- ----------------
Net voyage revenues                      $              $    37,820     $      461,394   $  (180,803)    $    318,411
Operating expenses                               356         37,214            376,010      (180,803)         232,777
                                        --------------- --------------- ---------------- --------------- ----------------
Income (loss) from vessel operations            (356)           606             85,384                         85,634
Net interest income (expense)                (22,857)           148            (15,719)                       (38,428)
Equity in net income of  subsidiaries         75,698                                         (75,698)
Other income                                     227                            30,710       (25,431)           5,506
                                        --------------- --------------- ---------------- --------------- ----------------
Net income before extraordinary loss          52,712            754            100,375      (101,129)          52,712
Extraordinary loss on bond redemption         (7,306)                                                          (7,306)
                                        --------------- --------------- ---------------- --------------- ----------------
Net Income                                    45,406            754            100,375      (101,129)          45,406
Retained earnings (deficit),
  beginning of the year                      428,102        (34,324)           258,911      (224,587)         428,102
Dividends declared                           (26,611)                                                         (26,611)
                                        -------------   ------------    --------------   ------------    ----------------
Retained earnings (deficit),
  end of the year                       $    446,897    $   (33,570)    $      359,286   $  (325,716)    $    446,897
                                        =============   ============    ==============   ============    ================

                                                                   Year ended March 31, 1998
                                        ---------------------------------------------------------------------------------
                                                          8.32% Notes                                         Teekay
                                            Teekay        Guarantor      Non-Guarantor                   Shipping Corp.
                                        Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                        --------------- --------------- ---------------- --------------- ----------------

Net voyage revenues                     $                $  36,443        $ 495,650      $  (226,833)      $  305,260
Operating expenses                              362         34,344          389,747         (226,833)         197,620
                                        --------------- --------------- ---------------- --------------- ---------------
Income (loss) from vessel  operations          (362)         2,099          105,903                           107,640
Net interest income (expense)               (33,011)           391          (15,752)                          (48,372)
Equity in net income of  subsidiaries       105,936                                         (105,891)              45
Other income (loss)                          (2,059)                         29,179          (15,929)          11,191
                                        --------------- --------------- ---------------- --------------- ---------------
Net income                                   70,504          2,490          119,330         (121,820)          70,504
Retained earnings (deficit)
  Beginning of the year                     382,178        (18,124)         155,181         (137,057)         382,178
Dividends declared                          (24,580)       (18,690)         (15,600)          34,290          (24,580)
                                        --------------- --------------- ---------------- --------------- ---------------
Retained earnings (deficit),
   End of the year                        $ 428,102      $ (34,324)       $ 258,911       $ (224,587)      $  428,102
                                        ============     ==========       ==========      ===========      =============

                                                                   Year ended March 31, 1997
                                       ---------------- --------------- ---------------- --------------- ----------------
                                                          8.32% Notes                                         Teekay
                                            Teekay        Guarantor       Non-Guarantor                    Shipping Corp.
                                        Shipping Corp.   Subsidiaries      Subsidiaries     Eliminations   & Subsidiaries
                                       ---------------- --------------- ---------------- --------------- ----------------
Net voyage revenues                     $                $  35,960        $  441,769      $  (197,517)     $  280,212
Operating expenses                              494         34,254           348,723         (197,517)        185,954
                                       ---------------- --------------- ---------------- --------------- ----------------
Income (loss) from vessel operations           (494)         1,706            93,046                           94,258
Net interest income (expense)               (34,420)           210           (20,242)                         (54,452)
Equity in net income of subsidiaries         77,352                                           (74,656)          2,696
Other income                                    192                           12,707          (12,771)            128
                                       ---------------- --------------- ---------------- --------------- ----------------
Net income                                   42,630          1,916            85,511          (87,427)         42,630
Retained earnings (deficit),
  beginning of the year                     363,690         (1,245)           84,070          (82,825)        363,690
Dividends declared                          (24,142)       (18,795)          (14,400)          33,195         (24,142)
                                       -------------- --------------- ---------------- --------------- ------------------
Retained earnings (deficit),
   end of the year                       $  382,178      $ (18,124)       $  155,181      $  (137,057)     $  382,178
                                       ================ =============== ================ =============== ================
__________
(See Note 5)

                                                                      SCHEDULE A
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                            CONDENSED BALANCE SHEETS
                         (in thousands of U.S. dollars)

                                                                     As at March 31, 1999
                                       ----------------------------------------------------------------------------------
                                                        8.32% Notes                                         Teekay
                                            Teekay        Guarantor     Non-Guarantor                    Shipping Corp.
                                        Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                       ----------------- ------------- ----------------- --------------- ----------------
ASSETS
Cash and cash equivalents              $          5      $     33,313  $     85,117      $               $     118,435
Other current assets                             28               768       142,414           (95,249)          47,961
                                       ----------------- ------------- ----------------- --------------- ----------------
  Total current assets                           33            34,081       227,531           (95,249)         166,396
Vessels and equipment (net)                                   306,764       967,775                          1,274,539
Advances due from subsidiaries              213,498                                          (213,498)
Other assets (principally marketable
securities, and investments in
subsidiaries)                               792,084                          11,290          (792,089)          11,285
                                       ----------------- ------------- ----------------- --------------- ----------------
                                       $  1,005,615      $    340,845  $  1,206,596      $ (1,100,836)   $   1,452,220
                                       ================= ============= ================= =============== ================

LIABILITIES & STOCKHOLDERS'  EQUITY
Current liabilities                    $      3,225      $      1,095  $    163,844      $    (95,995)   $      72,169
Long-term debt                              225,000                         377,661                            602,661
Due to (from) affiliates                                        3,990       163,096          (167,086)
                                       ----------------- ------------- ----------------- --------------- ----------------
Total liabilities                           228,225             5,085       704,601          (263,081)         674,830
                                       ----------------- ------------- ----------------- --------------- ----------------
STOCKHOLDERS' EQUITY
Capital stock                               330,493                23         5,943            (5,966)         330,493
Contributed capital                                           369,307       136,766          (506,073)
Retained earnings (deficit)                 446,897           (33,570)      359,286          (325,716)         446,897
                                       ----------------- ------------- ----------------- --------------- ----------------
Total stockholders' equity                  777,390           335,760       501,995          (837,755)         777,390
                                       ----------------- ------------- ----------------- --------------- ----------------
                                       $  1,005,615      $    340,845  $  1,206,596      $   (1,100,836) $   1,452,220
                                       ================= ============= ================= =============== ================

                                                                      As at March 31, 1998
                                       ----------------------------------------------------------------------------------
                                                         8.32% Notes                                         Teekay
                                            Teekay        Guarantor     Non-Guarantor                    Shipping Corp.
                                        Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                       ------------------ ------------ ----------------- --------------- ----------------
ASSETS
Cash and cash equivalents               $          22       $  10,687   $     77,244      $               $    87,953
Other current assets                               13             722        165,716         (114,890)         51,561
                                       ------------------ ------------ ----------------- --------------- ----------------
  Total current assets                             35          11,409        242,960         (114,890)        139,514
Vessels and equipment (net)                                   327,460        970,423                        1,297,883
Advances due from subsidiaries                324,460                                        (324,460)
Other assets (principally
marketable  securities, and
investments in subsidiaries).                 719,369                         22,791         (719,374)         22,786
                                       ------------------ ------------ ----------------- --------------- ----------------
                                       $    1,043,864       $ 338,869   $  1,236,174      $(1,158,724)    $ 1,460,183
                                       ================== ============ ================= =============== ================

LIABILITIES & STOCKHOLDERS'  EQUITY
Current liabilities                    $        5,691       $   3,126   $    186,953      $   (97,479)    $    98,291
Long-term debt                                348,718                        323,719                          672,437
Due to (from) affiliates                                          737        323,882         (324,619)
                                       ------------------ ------------ ----------------- --------------- ----------------
  Total liabilities                           354,409           3,863        834,554         (422,098)        770,728
                                       ------------------ ------------ ----------------- --------------- ----------------
STOCKHOLDERS' EQUITY
Capital stock                                 261,353              23          5,943           (5,966)        261,353
Contributed capital                                           369,307        136,766         (506,073)
Retained earnings (deficit)                   428,102         (34,324)       258,911         (224,587)        428,102
                                       ------------------ ------------ ----------------- --------------- ----------------
  Total stockholders' equity                  689,455         335,006        401,620         (736,626)        689,455
                                       ------------------ ------------ ----------------- --------------- ----------------
                                        $   1,043,864       $ 338,869   $  1,236,174      $(1,158,724)    $ 1,460,183
                                       ================== ============ ================= =============== ================

__________
(See Note 5)

                                                                      SCHEDULE A

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)



                                                                    Year Ended March 31, 1999
                                         --------------- -------------- ---------------- --------------- ----------------
                                                           8.32% Notes                                       Teekay
                                             Teekay         Guarantor    Non-Guarantor                   Shipping Corp.
                                         Shipping Corp.   Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                         --------------- -------------- ---------------- --------------- ----------------
Cash and cash equivalents provided by
(used for)
OPERATING ACTIVITIES
Net cash flow from operating activities  $    (24,829)   $    21,261      $   141,276                    $     137,708
                                         --------------- -------------- ---------------- --------------- ----------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                  230,000                          230,000
Prepayments of long-term debt                (108,034)                       (160,000)                        (268,034)
Repayments of long-term debt                  (20,645)                        (29,932)                         (50,577)
Net proceeds from issuance of Common
Stock                                          68,751                                                           68,751
Other                                          84,740          3,252         (114,904)                         (26,912)
                                         --------------- -------------- ---------------- --------------- ----------------
Net cash flow from financing activities        24,812          3,252          (74,836)                         (46,772)
                                         --------------- -------------- ---------------- --------------- ----------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                        (1,887)         (95,307)                         (97,194)
Other                                                                          36,740                           36,740
                                         --------------- -------------- ---------------- --------------- ----------------
Net cash flow from investing activities                       (1,887)         (58,567)                         (60,454)
                                         --------------- -------------- ---------------- --------------- ----------------
Increase (decrease) in cash and cash
equivalents                                       (17)        22,626            7,873                           30,482
Cash and cash equivalents, beginning
of the year                                        22         10,687           77,244                           87,953
                                         --------------- -------------- ---------------- --------------- ----------------
Cash and cash equivalents, end of the
year                                     $          5    $    33,313      $    85,117                    $     118,435
                                         =============== ============== ================ =============== ================

                                                                   Year Ended March 31, 1998
                                         --------------- -------------- ---------------- --------------- ----------------
                                                           8.32% Notes                                        Teekay
                                             Teekay        Guarantor     Non-Guarantor                   Shipping Corp.
                                         Shipping Corp.  Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                         --------------- -------------- ---------------- --------------- ----------------
Cash and cash equivalents provided by
(used for)
OPERATING ACTIVITIES
Net cash flow from operating activities  $   (32,624)     $   23,489     $   170,254                      $   161,119
                                        --------------- -------------- ---------------- --------------- ----------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                 208,600                          208,600
Prepayments of long-term debt                (29,056)                       (121,599)                        (150,655)
Repayments of long-term debt                                                 (33,876)                         (33,876)
Net proceeds from issuance of Common
Stock                                          5,126                                                            5,126
Other                                         22,254         (17,968)        (21,270)                         (16,984)
                                         --------------- -------------- ---------------- --------------- ----------------
Net cash flow from financing activities       (1,676)        (17,968)         31,855                           12,211
                                         --------------- -------------- ---------------- --------------- ----------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                        (3,566)       (212,009)                        (215,575)
Other                                         34,290                         (21,615)                          12,675
                                         --------------- -------------- ---------------- --------------- ----------------
Net cash flow from investing activities       34,290          (3,566)       (233,624)                        (202,900)
                                         --------------- -------------- ---------------- --------------- ----------------
(Decrease) increase in cash and cash
equivalents                                      (10)          1,955         (31,515)                         (29,570)
Cash and cash equivalents, beginning
of the year                                       32           8,732         108,759                          117,523
                                         --------------- -------------- ---------------- --------------- ----------------
Cash and cash equivalents, end of the
year                                      $       22      $   10,687     $    77,244                      $    87,953
                                         =============== ============== ================ =============== ================

      F-15A

                                                                    Year Ended March 31, 1997
                                         --------------- -------------- ---------------- --------------- ----------------
                                                           8.32% Notes                                       Teekay
                                             Teekay         Guarantor    Non-Guarantor                   Shipping Corp.
                                         Shipping Corp.   Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                         --------------- -------------- ---------------- --------------- ----------------
Cash and cash equivalents provided by
(used for)
OPERATING ACTIVITIES
Net cash flow from operating activities    $  (30,553)     $   23,161     $   146,550                      $   139,158
                                         --------------- -------------- ---------------- --------------- ----------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                 240,000                          240,000
Prepayments of long-term debt                                               (250,078)                        (250,078)
Repayments of long-term debt                                                 (16,038)                         (16,038)
Net proceeds from issuance of Common
Stock                                          1,283                                                            1,283
Other                                         29,003         (18,780)        (24,846)                         (14,623)
                                         --------------- -------------- ---------------- --------------- ----------------
Net cash flow from financing activities       30,286         (18,780)        (50,962)                         (39,456)
                                         --------------- -------------- ---------------- --------------- ----------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                          (859)        (80,804)                         (81,663)
Other                                            272                          (2,568)                          (2,296)
                                         --------------- -------------- ---------------- --------------- ----------------
Net cash flow from investing activities          272            (859)        (83,372)                         (83,959)
                                         --------------- -------------- ---------------- --------------- ----------------
Increase in cash and cash equivalents              4           3,522          12,216                           15,743
Cash and cash equivalents, beginning
of the year                                       28           5,210          96,543                          101,780
                                         --------------- -------------- ---------------- --------------- ----------------
Cash and cash equivalents, end of the
year                                       $      32      $    8,732     $   108,759                      $   117,523
                                         =============== ============== ================ =============== ================

_________
 (See Note 5)