Form 20-F
period 1999-12-31
TEEKAY SHIPPING CORP
filed 2000-03-30
CIK 911971

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)
[ ]            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ......................................................

                                       OR

[X]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .......April 1, 1999 to December 31, 1999........
Commission file number 1-12874

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                        Republic of The Marshall Islands
                 (Jurisdiction of incorporation or organization)

 4th Floor, Euro Canadian Centre, Marlborough Street & Navy Lyon Road, P.O. Box
                                SS-6293, Nassau,
                           Commonwealth of the Bahamas
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

     Title of each class                               Name of each exchange on
                                                            which registered

Common Stock, par value of $0.001 per share              New York Stock Exchange
8.32% First Preferred Ship Mortgage Notes due 2008       New York Stock Exchange

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

     38,064,264 shares of Common Stock, par value of $0.001 per share.

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

Yes [X]  No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ]  Item 18 [X]

                           TEEKAY SHIPPING CORPORATION
                          INDEX TO REPORT ON FORM 20-F

PART I.                                                                     Page

  Item 1.        Description of Business....................................   3
  Item 2.        Description of Property....................................  10
  Item 3.        Legal Proceedings..........................................  13
  Item 4.        Control of Registrant......................................  13
  Item 5.        Nature of Trading Market...................................  13
  Item 6.        Exchange Controls and Other Limitations Affecting
                    Security Holders........................................  14
  Item 7.        Taxation...................................................  14
  Item 8.        Selected Financial Data....................................  15
  Item 9.        Management's Discussion and Analysis of Financial
                    Condition and Results of Operations.....................  17
  Item 10.       Directors and Officers of the Registrant...................  24
  Item 11.       Compensation of Directors and Officers.....................  26
  Item 12.       Options to Purchase Securities From Registrant
                    or Subsidiaries.........................................  26
  Item 13.       Interest of Management in Certain Transactions.............  26

PART II.

  Item 14.       Description of Securities to be Registered.......Not applicable

PART III.

  Item 15.       Defaults Upon Senior Securities..................Not applicable
  Item 16.       Changes in Securities, Changes in Security for
                    Registered Securities and Use of Proceeds.....Not applicable

PART IV.

  Item 17.       Financial Statements.............................Not applicable
  Item 18.       Financial Statements.......................................  27
  Item 19.       Financial Statements and Exhibits..........................  27
Signature        ...........................................................  30

                                     PART I

Item 1. Description of Business

    Teekay has changed its fiscal year end from March 31 to December 31, effective December 31, 1999, in order to facilitate comparison of its operating results to those of other companies in the transportation industry.

The Company

    Teekay Shipping Corporation ("Teekay"), together with its subsidiaries (the "Company"), is a leading provider of international crude oil and petroleum product transportation services through the world's largest fleet of medium size oil tankers. The Company's modern fleet of tankers provides transportation services to major oil companies, oil traders and government agencies world wide.

     The Company's fleet consists of 74 vessels: 69 Aframax oil tankers and oil/bulk/ore carriers ("O/B/Os") (including five vessels time-chartered-in and three vessels owned by a joint venture), two smaller oil tankers, two Suezmax tankers, and one Very Large Crude Carrier ("VLCC"). The Company's vessels are of Bahamian, Norwegian, Australian, Liberian, Panamanian or Marshall Islands registry. The Company's fleet has a total cargo capacity of approximately 7.4 million tonnes and its Aframax vessels represent approximately 10.4% of the total tonnage of the world Aframax fleet.

    The Company's Aframax tanker fleet is one of the most modern fleets in the world, with an average age of approximately 7.4 years, compared to an average age for the world oil tanker fleet, including Aframax tankers, of approximately
13.9 years and for the world Aframax tanker fleet of approximately 12.1 years. The Company has been recognized by customers and rating services for safety, quality and service. Given the age profile of the world tanker fleet, increasing emphasis by customers on quality as a result of stringent environmental regulations, and heightened concerns about liability for oil pollution, the Company believes that its modern fleet and its emphasis on quality and safety provide it with a favorable competitive profile.

    Through wholly owned subsidiaries located worldwide, the Company provides substantially all of the operations, ship maintenance, crewing, technical support, shipyard supervision, insurance and financial management services necessary to support its fleet.

     The Company has a worldwide chartering staff located in Vancouver, Tokyo, London, Oslo, Houston and Singapore. Each office serves the Company's clients headquartered in such office's region. Fleet operations, vessel positions and charter market rates are monitored around the clock. Management believes that monitoring such information is critical to making informed bids on competitive brokered business. During the nine month period ended December 31, 1999, approximately 74% of the Company's net voyage revenues were derived from spot voyages or time charters and contracts of affreightment priced on a spot market basis.

    The Teekay organization was founded in 1973 to manage and operate oil tankers. Prior to 1985, the Company chartered-in most of the tonnage that it subsequently provided to its transportation customers. As the availability of acceptable chartered-in tonnage declined, management began an expansion of its owned fleet. Since 1985, the Company has significantly expanded and modernized its owned fleet by taking delivery of 42 new vessels and acquiring 32 vessels in the second-hand market, as well as disposing of 29 older tankers over the past eight years. In addition, the Company acquired control of an additional 26 vessels in its acquisition of Bona Shipholding Ltd. described below.

    The Company pursues an intensively customer and operations-oriented business strategy, emphasizing market concentration and service quality to achieve superior operating results. The Company believes that it has five key competitive strengths: (i) market concentration in the Indo-Pacific and Atlantic Basin, which facilitates comprehensive coverage of charterer requirements and provides a base for efficient operation and a high degree of capacity utilization, (ii) full-service marine operations capabilities and experienced management in all functions critical to its operations, which affords a focused marketing effort, tight quality and cost controls, improved capacity utilization and effective operations and safety monitoring, (iii) a modern, high-quality fleet that operates with high fuel efficiency and low maintenance and operating costs and affords greater acceptance among charterers in an environment of increasingly stringent operating and safety standards, (iv) a large, uniform-size fleet of Aframax (75,000-115,000 dwt) tankers, many of which are in sister vessel series (substantially identical vessels), which facilitates scheduling flexibility due to vessel substitution opportunities, permitting greater responsiveness to customer demands and enhanced capacity utilization, and which results in lower operating costs than those experienced by smaller operators and (v) a strong network of customer relationships and a reputation for transportation excellence among quality-sensitive customers. As a result of its business strategy, the Company has achieved consistently higher operating cash flow per vessel as compared to an average of certain other publicly traded shipping companies. The Company's growth strategy is to leverage its existing competitive strengths to continue to expand its business. The Company anticipates that the continued upgrade and expansion of its Aframax tanker business will continue to be a key component of its strategy. In addition, the Company believes that its full-service marine operations capabilities, reputation for safety and quality and strong customer orientation provide it with the opportunity to expand its business by providing additional value-added and innovative services, in many cases to existing customers. Finally, the Company intends to identify expansion opportunities in new tanker market segments, geographic areas and services to which the Company's competitive strengths are well suited. The Company may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions.

    Teekay is incorporated under the laws of the Republic of The Marshall Islands and maintains its principal executive headquarters at the 4th Floor, Euro Canadian Centre, Marlborough Street & Navy Lyon Road, P.O. Box SS 6293, Nassau, Commonwealth of the Bahamas. Its telephone number at such address is
(242) 322-8020. The Company's principal operating office is located at Suite 1400, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M5. Its telephone number at such address is (604) 683-3529.

Acquisition of Bona Shipholding Ltd.

On June 11, 1999, the Company acquired Bona Shipholding Ltd. ("Bona") for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of the Company's common stock. Bona was the third largest operator of medium-size tankers, controlling a fleet of vessels consisting of 15 Aframax tankers, eight oil/bulk/ore carriers and, through a joint venture, 50% interests in one additional Aframax tanker and two Suezmax tankers. Bona engaged in the transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region. Through this acquisition, the Company has combined Bona's market strength in the Atlantic region with the Company's franchise in the Indo-Pacific Basin. For the year ended December 31, 1998, Bona earned net voyage revenues of $148.9 million resulting in income from vessel operations of $29.5 million and net income of $16.6 million. Bona's operating results are reflected in the Company's financial statements commencing the effective date of the acquisition.

As a result of this acquisition, the Company anticipates annual cost savings of approximately $10 million, commencing after an estimated 12-month integration period, through a reduction in combined overhead costs, increased purchasing power, and other operational efficiencies. The Company also believes that the acquisition will create revenue enhancement opportunities as a result of owning a larger fleet with a greater selection of vessels to match customer demands and enable the Company to further extend the breadth of services provided to its customers.

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

     Other large operators of Aframax tonnage include Neptune Orient Lines Ltd. (owned partially by the Singapore government), with approximately 22 Aframax vessels, Shell International Marine, a subsidiary of Royal Dutch/Shell Petroleum Corporation, with approximately 16 Aframax vessels, trading globally (9 of which are on charter), Ermis Maritime Corp., with approximately 15 Aframax vessels, and Tanker Pacific Management, which controls approximately 11 Aframax vessels. Management believes that it has significant competitive advantages in the Aframax tanker market as a result of the age, quality, type and dimensions of its vessels and its market share in the Indo-Pacific and Atlantic Basins. Some competitors of the Company, however, may have greater financial strength and capital resources than the Company.

    As part of its growth strategy, the Company will continue to consider strategic opportunities, including business acquisitions, such as the acquisition of Bona. To the extent the Company enters new geographic areas or tanker market segments, there can be no assurance that the Company will be able to compete successfully therein. New markets may involve competitive factors which differ from those of the Aframax market segment in the Indo-Pacific and Atlantic Basins and may include participants which have greater financial strength and capital resources than the Company.

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

     Environmental Regulation--International Maritime Organization ("IMO"). On March 6, 1992, the IMO adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which went into effect on July 6, 1995, in many jurisdictions in which the Company's tanker fleet operates, provide that (i) tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces, not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull, or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (ii) tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction, and (iii) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker (i) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (ii) commences a major conversion or has its keel laid on or after January 6, 1994, or (iii) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

    Under the current regulations, the single-hulled vessels of the Company's existing fleet will be able to operate for substantially all of their respective economic lives before being required to have double-hulls. None of the Company's vessels are older than 20 years, therefore, the IMO requirements currently in effect regarding 25 and 30 year-old tankers will not affect the Company's fleet in the near future. However, compliance with the new regulations regarding inspections of all vessels may adversely affect the Company's operations. The Company cannot at the present time evaluate the likelihood or magnitude of any such adverse effect on the Company's operations due to uncertainty of interpretation of the IMO regulations.

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

    Under OPA 90, vessel owners, operators and bareboat (or "demise") charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages,
(iii) net loss of taxes, royalties, rents, fees and other lost revenues, (iv) lost profits or impairment of earning capacity due to property or natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. The Company currently plans to continue to maintain for each of its vessels pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on the Company.

     Under OPA 90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and hull construction. Nine of the Company's non-double-hulled vessels are over 15 years old, and the oldest of these vessels, the Teekay Foam and Teekay Favour, would not be phased-out under the double-hull regulations until April 2009 and November 2009, respectively. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore.

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

    Environmental Regulation--Other Environmental Initiatives. The European Union is considering legislation that will affect the operation of tankers and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

    Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $80.5 million, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

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

Operations Outside the United States

    The operations of the Company are primarily conducted outside of the United States and, therefore, may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where the Company is engaged in business or where its vessels are registered. During the nine month period ended December 31, 1999, the Company derived approximately 57% of its total revenues from its operations in the Indo-Pacific Basin. In the past, political conflicts in such regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to, in limited instances, acts of terrorism and piracy. Future hostilities or other political instability in the region could affect the Company's trade patterns and adversely affect the Company's operations and performance.

Crewing and Staff

    The Company employs approximately 2,700 seagoing staff around the world and approximately 300 personnel ashore.

    The Company places great emphasis on attracting, through its recruiting offices in Manila, Glasgow, Sydney, Mumbai and Latvia, qualified crew members for employment on the Company's tankers. Recruiting has become an increasingly difficult task for operators in the tanker industry. The Company pays competitive salaries and provides competitive benefits to its personnel and tries to promote, when possible, from within their ranks. Management believes that the well maintained quarters and equipment on the Company's vessels help to attract and retain motivated and qualified seamen and officers. During fiscal 1996, the Company entered into a Collective Bargaining Agreement with the Philippine Seafarers' Union (PSU), an affiliate of the International Transport Workers' Federation (ITF), and a Special Agreement with ITF London, which covers substantially all of the Company's junior officers and seamen. The Collective Bargaining Agreement and the Special Agreement did not result in any significant increase in the levels of wages paid or benefits provided to members of the vessel crews. The Company is also a party to Enterprise Bargaining Agreements with three Australian maritime unions, covering officers and seamen. The time charters covering the Australian vessels provide that increases in wages or benefits for the Company's Australian-crewed vessels will be passed on to the customer. Bona's officers and seamen are also covered under Special Agreements with ITF London.

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

Customers

    Customers of the Company include major oil companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities dependent upon the tanker transportation trade. One customer, an international oil company, accounted for 13% ($48,140,000) of the company's consolidated voyage revenues during the nine month period ended
December 31, 1999. No other customer accounted for more than 10% of the Company's consolidated voyage revenues. Three customers, all international oil companies, individually accounted for 12% ($51,411,000), 12% ($50,727,000) and 10% ($42,797,000), respectively, of the Company's consolidated voyage revenues during the year ended March 31, 1999. A single customer, also an international oil company, accounted for 14% ($56,357,000) of the Company's consolidated voyages revenues during the year ended March 31, 1998.

Taxation of the Company

     The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company's Australian ship-owning subsidiaries are subject to income taxes. In addition, some subsidiaries pay taxes in the jurisdictions in which they operate in connection with the revenue generated from the services provided by them in that jurisdiction. Such tases are not considered material to the Company.

Item 2. Description of Property

The Company's Fleet

The following list provides information with respect to the Company's vessels as at February 29, 2000.


                                                                 Year
                                           Series/Yard           Built          Type           Dwt-MT       Flag

Aframax Tankers (60)
HAMANE SPIRIT..............                 Onomichi              1997           DH            105,300      Bahamian
POUL SPIRIT................                 Onomichi              1995           DH            105,300      Bahamian
TORBEN SPIRIT..............                 Onomichi              1994           DH             98,600      Bahamian
SAMAR SPIRIT...............                 Onomichi              1992           DH             98,600      Bahamian
LEYTE SPIRIT...............                 Onomichi              1992           DH             98,600      Bahamian
LUZON SPIRIT...............                 Onomichi              1992           DH             98,600      Bahamian
MAYON SPIRIT...............                 Onomichi              1992           DH             98,600      Bahamian
TEEKAY SPIRIT..............                 Onomichi              1991           SH            100,200      Bahamian
PALMSTAR LOTUS.............                 Onomichi              1991           SH            100,200      Bahamian
PALMSTAR THISTLE...........                 Onomichi              1991           SH            100,200      Bahamian
PALMSTAR ROSE..............                 Onomichi              1990           SH            100,200      Bahamian
PALMSTAR POPPY.............                 Onomichi              1990           SH            100,200      Bahamian
ONOZO SPIRIT...............                 Onomichi              1990           SH            100,200      Bahamian
PALMSTAR CHERRY............                 Onomichi              1990           SH            100,200      Bahamian
PALMSTAR ORCHID............                 Onomichi              1989           SH            100,200      Bahamian
GOTLAND SPIRIT.............                 Hyundai               1995           DH             95,400      Bahamian
FALSTER SPIRIT.............                 Hyundai               1995           DH             95,400      Bahamian
SOTRA SPIRIT...............                 Hyundai               1995           DH             95,400      Bahamian
SHILLA SPIRIT..............                 Hyundai               1990           SH            106,700      Bahamian
ULSAN SPIRIT...............                 Hyundai               1990           SH            106,700      Bahamian
NAMSAN SPIRIT..............                 Hyundai               1988           SH            106,700      Bahamian
PACIFIC SPIRIT.............                 Hyundai               1988           SH            106,700      Bahamian
PIONEER SPIRIT.............                 Hyundai               1988           SH            106,700      Bahamian
DAMPIER SPIRIT (FSO).......                 Hyundai               1988           SH            106,700      Bahamian
MERSEY SPIRIT..............                 Hyundai               1986           DS             94,700      Bahamian
CLYDE SPIRIT...............                 Hyundai               1985           DS             94,700      Bahamian
NASSAU SPIRIT..............                 Imabari               1998           DH            107,000      Bahamian
SENANG SPIRIT..............                 Imabari               1994           DH             95,700      Bahamian
SEBAROK SPIRIT.............                 Imabari               1993           DH             95,700      Bahamian
SEAFALCON*.................                 Imabari               1990           DS             97,300      Marshall Islands
SELETAR SPIRIT.............                 Imabari               1988           DS             95,000      Bahamian
SERAYA SPIRIT..............                 Imabari               1992           DS             97,300      Bahamian
SENTOSA SPIRIT.............                 Imabari               1989           DS             97,300      Bahamian
ALLIANCE SPIRIT............                 Imabari               1989           DS             97,300      Bahamian
SEMAKAU SPIRIT.............                 Imabari               1988           DS             97,300      Bahamian
SINGAPORE SPIRIT...........                 Imabari               1987           DS             97,300      Bahamian
SUDONG SPIRIT..............                 Imabari               1987           DS             97,300      Bahamian
KANATA SPIRIT..............                 Samsung               1999           DH            113,000      Bahamian
KAREELA SPIRIT.............                 Samsung               1999           DH            113,000      Bahamian
KIOWA SPIRIT...............                 Samsung               1999           DH            113,000      Bahamian
KOA SPIRIT.................                 Samsung               1999           DH            113,000      Bahamian
KYEEMA SPIRIT..............                 Samsung               1999           DH            113,000      Bahamian
AEGEAN PRIDE*..............                 Samsung               1999           DH            105,300      Liberian
SILVER PARADISE*...........                 Samsung               1998           DH            105,200      Panamanian
KYUSHU SPIRIT..............                 Mitsubishi            1991           DS             95,600      Bahamian
KOYAGI SPIRIT..............                 Mitsubishi            1989           SH             96,000      Bahamian
SABINE SPIRIT..............                 Mitsubishi            1989           DS             84,800      Bahamian
HUDSON SPIRIT..............                 Mitsubishi            1988           DS             84,800      Bahamian
COLUMBIA SPIRIT............                 Mitsubishi            1988           DS             84,800      Bahamian
SHETLAND SPIRIT............                 Mitsui                1994           DH            106,200      Bahamian
ORKNEY SPIRIT..............                 Mitsui                1993           DH            106,200      Bahamian
SEABRIDGE*.................                 Namura                1996           DH            105,200      Liberian
SEAMASTER*.................                 Namura                1990           SH            101,000      Liberian
TORRES SPIRIT..............                 Namura                1990           SH             96,000      Bahamian
MENDANA SPIRIT (1).........                 Namura                1980           SH             81,700      Bahamian
SHANNON SPIRIT.............                 Gdynia                1987           SH             99,300      Bahamian
CLARE SPIRIT...............                 Gdynia                1986           SH             95,200      Bahamian
BORNES **..................                 Solisnor              1990           DS             88,900      Liberian
MAGELLAN SPIRIT............                 Hitachi               1985           DS             95,000      Bahamian
COOK SPIRIT................                 Hashima               1987           DS             91,500      Bahamian



                                                                 Year
                                           Series/Yard           Built           Type           Dwt-MT      Flag
Oil/Bulk/Ore Carriers (10)
VICTORIA SPIRIT ...........                 Hyundai               1993           DH            103,200      Bahamian
VANCOUVER SPIRIT ..........                 Hyundai               1992           DH            103,200      Bahamian
TEEKAY FORUM ..............                 Hyundai               1983           DB             78,500      Bahamian
TEEKAY FULMAR..............                 Hyundai               1983           DB             78,500      Bahamian
TEEKAY FOUNTAIN............                 Hyundai               1982           DB             78,500      Norwegian Int'l Registry
TEEKAY FORTUNA ***.........                 Hyundai               1982           DB             78,500      Norwegian Int'l Registry
TEEKAY FREIGHTER ****......                 Bremer                1982           DB             75,400      Norwegian Int'l Registry
TEEKAY FOAM................                 Hyundai               1981           DB             78,500      Bahamian
TEEKAY FAVOUR..............                 Howaldtswerke         1981           DB             82,500      Bahamian
TEEKAY FAIR................                 Bremer                1981           DH             75,500      Norwegian Int'l Registry

Other Tankers (6)
MUSASHI SPIRIT (VLCC)......                 Sasebo                1993           SH            280,700      Bahamian
INAGO **...................                 Solisnor              1993           DS            159,800      Liberian
ERATI **...................                 Solisnor              1992           DS            159,700      Liberian
BARRINGTON.................                 Samsung               1989           DH             33,300      Australian
PALMERSTON.................                 Halla                 1990           DB             36,700      Australian
SCOTLAND (2)...............                 Mitsubishi            1982           DS             40,800      Bahamian
                                                                                          ------------
                                                                                             7,526,500
                                                                                          ============

------------------------------------------------------------------------------------------------------------------------------------
DH   Double-hull tanker                         FSO  Floating storage and off-loading vessel                   *Time-chartered-in
DS   Double-sided tanker                        SH   Single-hull tanker                                        ** 50% owned
DB   Double-bottom tanker                       VLCC Very Large Crude Carrier                                  *** 67% owned
                                                                                                               **** 52% owned
(1) Sold March 23, 2000
(2) Sold March 21, 2000


     Many of the Company's vessels have been designed and constructed as substantially identical sister ships. Such vessels can, in many situations, be interchanged, providing scheduling flexibility and greater capacity utilization. In addition, spare parts and technical knowledge can be applied to all the vessels in the particular series, thereby generating operating efficiencies and economies of scale.

     See Note 6 of the Consolidated Financial Statements for information with respect to major encumbrances against vessels of the Company.

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

    The Company has obtained through Det Norske Veritas, the Norwegian classification society, accreditation with the ISO 9000 standards of total quality management. ISO 9000 is a series of international standards for quality systems which includes ISO 9002, the standard most commonly used in the shipping industry. The Company has also completed the implementation of the International Safety Management (ISM) code. The Company has obtained Documents of Compliance
(DOC) for its offices and Safety Management Certificates (SMC) for its applicable vessels.

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

    (b) The following table sets forth certain information regarding ownership, as of March 14, 2000, of Teekay's common stock, par value of $0.001 per share (the "Common Stock") by (i) each person known by the Company to own more than 10% of the Common Stock and (ii) the Directors and officers as a group:



Identity of Person or Group                                                       Shares Owned      Percent of Class
---------------------------                                                       ------------      ----------------

Cirrus Trust (1)...........................................................           14,427,397         37.90%
Alliance Capital Management................................................            4,958,301         13.03%
All Directors and officers as a group (13 persons) (2).....................              *                 *
----------



(1) JTK Trust, which is under common supervision with Cirrus Trust, owns an additional 2,888,293 shares (or 7.59%) of Common Stock.
(2) Excludes (a) outstanding options to purchase up to 1,445,000 shares of Common Stock and (b) 3,082,908 shares of Common Stock held by Leif O. Hoegh & Co. ASA, an entity controlled by Leif O. Hoegh, a Director of the Company, and an additional 524,512 shares beneficially owned by Mr. Hoegh.

* Less than one percent of outstanding shares.

    (c) The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

Item 5. Nature of Trading Market

    The Company's Common Stock is traded on The New York Stock Exchange under the symbol "TK". The following table sets forth the high and low closing sales prices for the Common Stock on The New York Stock Exchange for each of the fiscal quarters indicated.


                                                                                High             Low

          Year ended March 31, 1999
            First quarter.................................................  $     30 7/8    $     22 9/16
            Second quarter................................................        25 1/8          18 7/16
            Third quarter.................................................        18 7/16         15 15/16
            Fourth quarter................................................        18 7/8          14 1/4
          Nine Months ended December 31, 1999
            First quarter.................................................  $     18 5/8    $     15 1/8
            Second quarter................................................        18 15/16        15 3/16
            Third quarter.................................................        16 1/8          13 3/4


     Teekay's 8.32% First Preferred Ship Mortgage Notes due 2008 are listed for trading on The New York Stock Exchange. These Notes were first offered on the market January 19, 1996. As no active trading market exists for these Notes, no historical pricing information is included here.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders

(a) The Company is not aware of any governmental laws, decrees or regulations in the Company's country of organization that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities.

(b) The Company is not aware of any limitations on the right of non-resident or foreign owners to hold or vote securities of the Company imposed by foreign law or by the charter or other constituent document of the Company.

Item 7.  Taxation

    Teekay Shipping Corporation was incorporated in the Republic of Liberia on February 9, 1979 and was domesticated in the Republic of The Marshall Islands on December 20, 1999.

(a) Republic of Liberia. Since, (i) prior to its domestication in the Republic of The Marshall Islands, Teekay Shipping Corporation was a "non-resident Liberian entity" under the Liberian Internal Revenue Code, and is now a "non-resident foreign person" under the Liberian Internal Revenue Code,
     (ii) the Company is not now carrying on, and in the future does not expect to carry on, any operations within the Republic of Liberia, and (iii) Teekay's 8.32% First Preferred Ship Mortgage Notes and all documentation relating to the Notes and to the public offering of Teekay's common stock were executed outside of the Republic of Liberia, and assuming the holders of the Notes and the Common Stock neither reside in, maintain an office in, nor engage in business in, the Republic of Liberia, under current Liberian law, no taxes or withholdings are imposed by the Republic of Liberia on payments to be made in respect to the Notes or on distributions made in respect of the Common Stock. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of Liberia on the ownership or disposition of the Common Stock by holders thereof.

(b) Republic of The Marshall Islands. Since, (i) Teekay Shipping Corporation is not now carrying on or conducting, and in the future does not expect to carry on or conduct, any business or transactions within the Republic of The Marshall Islands and therefore is now, and in the future intends to remain, a "non-resident domestic corporation" under The Marshall Islands Business Corporations Act, and (ii) Teekay's 8.32% First Preferred Ship Mortgage Notes and all documentation relating to the Notes and to the public offering of Teekay's common stock were executed outside of the Republic of The Marshall Islands, and assuming the holders of the Notes and the Common Stock neither reside in, maintain an office in, engage in business in, nor conduct transactions in, the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings are imposed by the Republic of The Marshall Islands on payments to be made in respect to the Notes or on distributions made in respect of the Common Stock. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the ownership or disposition of the Common Stock by holders thereof.

Item 8. Selected Financial Data

     Set forth below are selected consolidated financial and other data of the Company for the nine month period ended December 31, 1999 and the four years ended March 31, 1999, which have been derived from the Company's Consolidated Financial Statements. The data below should be read in conjunction with the Consolidated Financial Statements and the notes thereto and the report of Ernst & Young, independent Chartered Accountants, with respect to the financial statements for the nine month period ended December 31, 1999 and the years ended March 31, 1999, and 1998, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company changed its fiscal year end from March 31 to December 31, commencing December 31, 1999, in order to facilitate comparison of its operating results to those of other companies in the transportation industry.


                                           -----------------------------------------------------------------------------

                                         Nine Months Ended    Year Ended     Year Ended      Year Ended    Year Ended
                                            December 31,       March 31,      March 31,      March 31,      March 31,
                                                1999             1999           1998           1997           1996
                                                ----             ----           ----           ----           ----
                                            (U.S. dollars in thousands, except per share and per day data and ratios)
Income Statement Data:
Voyage revenues........................    $    377,882    $    411,922    $   406,036     $   382,249     $   336,320
Voyage expenses........................         129,532          93,511        100,776         102,037          90,575
Net voyage revenues....................         248,350         318,411        305,260         280,212         245,745
Income from vessel operations..........          23,572          85,634        107,640          94,258          76,279
Interest expense.......................         (44,996)        (44,797)       (56,269)        (60,810)        (62,910)
Interest income........................           5,842           6,369          7,897           6,358           6,471
Other income (loss)....................          (4,013)          5,506         11,236           2,824           9,230
Net income before extraordinary items..         (19,595)         52,712         70,504          42,630          29,070
Extraordinary loss on bond redemption..              --          (7,306)            --              --              --
Net income (loss)......................         (19,595)         45,406         70,504          42,630          29,070
Per Share Data:
Net income (loss) before extraordinary
items..................................    $      (0.54)   $       1.70    $      2.46     $      1.52     $      1.17
Extraordinary loss on bond redemption..             --            (0.24)            --              --              --
Net income (loss)
  --basic..............................           (0.54)           1.46           2.46            1.52            1.17
  --diluted............................           (0.54)           1.46           2.44            1.50            1.17
Cash earnings-- basic(1)...............            1.19            4.72           5.78            4.75            4.51
Cash dividends declared................            0.65            0.86           0.86            0.86            0.48
Balance Sheet Data (at end of period):
Cash and marketable securities.........    $    226,381    $    132,256    $   115,254     $   117,523     $   101,780
Total assets...........................       1,982,684       1,452,220      1,460,183       1,372,838       1,355,301
Total debt.............................       1,085,167         641,719        725,369         699,726         725,842
Total stockholders' equity.............         832,067         777,390        689,455         629,815         599,395
Other Financial Data:
EBITDA(2)..............................    $     89,839    $    186,069    $   209,582     $   191,632     $   166,233
EBITDA to interest expense(2)(3).......            1.96x           3.98x          3.80x           3.22x           2.69x
Total debt to EBITDA(2)................           12.08            3.45           3.46            3.65            4.37
Total debt to total capitalization.....            56.6%           45.2%          51.3%           52.6%           54.8%
Net debt to capitalization(4)..........            50.8            39.6           46.9            48.0            51.0
Cash earnings(1).......................          43,343         146,489        165,575         133,554         112,107
Capital expenditures:
  Vessel purchases, gross..............         452,584          85,445        197,199          65,104         123,843
  Drydocking (accrual basis)...........           4,971           7,213         12,409          23,124          11,641
Fleet Data:
Average number of ships(5) ............              65              47             43              41              39
Average age of Company's Aframax fleet
(in   years)(6) .......................             7.4             8.0            7.6             7.9             6.8
TCE per ship per day(5)(7)(8)..........    $     13,410    $     19,576    $    21,373     $    20,356     $    18,438
Vessel operating expenses per ship per
  day(8)(9)............................           5,719           4,969          4,554           4,922           4,787
Operating cash flow per ship per
  day(8)(10)...........................           4,569          10,903         12,664          11,819          10,613


(Footnotes on following page)

(Footnotes for previous page)


(1) Cash earnings represents net income (loss) before extraordinary items, foreign exchange gains (losses), and before depreciation and amortization expense. Cash earnings is included because it is used by certain investors to measure a company's financial performance as compared to other companies in the shipping industry. Cash earnings is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

(2) EBITDA represents net income (loss) before extraordinary items, interest expense, income tax expense, depreciation and amortization expense, minority interest, and gains or losses arising from prepayment of debt, foreign exchange translation and disposal of assets. EBITDA is included because such data is used by certain investors to measure a company's financial performance. EBITDA is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

(3) For purposes of computing EBITDA to interest expense, interest expense includes capitalized interest but excludes amortization of loan costs.

(4) Net debt represents total debt less cash, cash equivalents and marketable securities.

(5)    Includes  vessels  time-chartered-in,  but  excludes  vessels  of   joint
       ventures.

(6)    Average age of Company's  Aframax fleet is the average age, at the end of
       the   relevant   period,   of  all   the   vessels   owned,   leased   or
       time-chartered-in by the Company, excluding vessels of joint ventures.

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

(8) To facilitate comparison to prior years' results, excludes the results from the Company's Australian-crewed vessels, which comprised four of the Company's vessels during the nine month period ended December 31, 1999, the year ended March 31, 1999 and the fourth quarter of the year ended March 31, 1998. Vessel operating expenses for the Australian-crewed vessels are substantially higher than those for the rest of the Company's fleet on a per ship basis, primarily as a result of higher crew costs, with correspondingly higher charter rates associated with the charter arrangements for those vessels. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition--General."

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

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

    Teekay has changed its fiscal year end from March 31 to December 31, effective December 31, 1999, in order to facilitate comparison of its operating results to those of other companies in the transportation industry.

General

    Teekay is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies worldwide. The Company's fleet consists of 74 vessels (including five vessels time-chartered-in and three vessels owned by a joint venture), for a total cargo-carrying capacity of approximately 7.4 million tonnes.

    During the nine months ended December 31, 1999, approximately 61% of the Company's net voyage revenues were derived from spot voyages. The balance of the Company's revenue is generated by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time. In the nine months ended December 31, 1999, approximately 13% of net voyage revenues were generated by time charters and COAs priced on a spot market basis. In the aggregate, approximately 74% of the Company's net voyage revenues during the nine months ended December 31, 1999 were derived from spot voyages or time charters and COAs priced on a spot market basis, with the remaining 26% being derived from fixed-rate time-charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenues, cash flow from operations, and net income.

    Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

    In December 1997, the Company acquired two vessels and related shore support services from an Australian affiliate of Caltex Petroleum. These two tankers, together with one of the Company's existing Aframax tankers, have been time chartered to the Caltex affiliate in connection with the Company's provision of Caltex's oil transportation requirements formerly provided by that affiliate. In addition, the Company has converted one of its existing vessels to a floating storage and off-loading vessel, which is sharing crews with the vessels employed in the Caltex arrangement (together with the other three vessels involved in this arrangement, the "Australian Vessels"). Vessel operating expenses for the Australian Vessels are substantially higher than those for the rest of the Company's fleet, primarily as a result of higher costs associated with employing an Australian crew. The time-charter rates for the Australian Vessels are correspondingly higher to compensate for these increased costs. During the nine months ended December 31, 1999, the Australian Vessels earned net voyage revenues and an average TCE rate (as defined below) of $27.2 million and $25,218, respectively, and incurred vessel operating expenses of $9.3 million, or $8,485 on a per ship per day basis. In comparison, during the year ended March 31, 1999, the Australian Vessels earned net voyage revenues and an average TCE rate of $38.2 million and $26,329, respectively, and incurred vessel operating expenses of $14.9 million, or $10,173 on a per ship per day basis. The results of the Australian Vessels are included in the Company's Consolidated Financial Statements included herein.

Acquisition of Bona Shipholding Ltd.

    On June 11, 1999, the Company acquired Bona Shipholding Ltd. ("Bona") for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of the Company's common stock. Bona was the third largest operator of medium-size tankers, controlling a fleet of vessels consisting of fifteen Aframax tankers, eight oil/bulk/ore carriers and, through a joint venture, 50% interests in one additional Aframax tanker and two Suezmax tankers. Bona engaged in the transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region. Through this acquisition, the Company has combined Bona's market strength in the Atlantic region with the Company's franchise in the Indo-Pacific Basin. For the year ended December 31, 1998, Bona earned net voyage revenues of $148.9 million resulting in income from vessel operations of $29.5 million and net income of $16.6 million.
     The acquisition of Bona has been accounted for using the purchase method of accounting. Bona's operating results are reflected in the Company's financial statements commencing June 11, 1999.

    As a result of this acquisition, the Company anticipates annual cost savings of approximately $10 million, commencing after an estimated 12-month integration period, through a reduction in combined overhead costs, increased purchasing power, and other operational efficiencies. The Company also believes that the acquisition will create revenue enhancement opportunities as a result of owning a larger fleet with a greater selection of vessels to match customer demands and enable the Company to further extend the breadth of services provided to its customers.

    Historically, the Company has depreciated its vessels for accounting purposes over an economic life of 20 years down to estimated residual values. Bona depreciated its vessels over an economic life of 25 years down to estimated scrap values, the method used by the majority of companies in the shipping industry. Effective April 1, 1999, the Company revised the estimated useful life of its vessels to 25 years and also replaced the estimated residual values with estimated scrap values. Since such changes, the Company's average depreciation expense per vessel has decreased from historical levels.

    As a result of the Bona acquisition, the Company expects that its general and administrative expenses, while remaining relatively stable on a per vessel basis during the first few fiscal quarters of combined operations, will begin to decline on a per vessel basis as efficiencies are obtained from the integration of the two companies' operations. The Company's interest expense has increased as a result of debt that was assumed as part of the acquisition.

    All oil/bulk/ore carriers ("O/B/O") owned by Bona have been operated through an O/B/O pool managed by a subsidiary of Bona. Net voyage revenues from the O/B/O pool are currently included on a 100% basis in the Company's consolidated financial statements. Where the Company owns less than 50% of a vessel, the minority participants' share of the O/B/O pool is reflected as a time charter hire expense. The Company anticipates that these O/B/Os will earn lower average TCE rates than the rest of the Teekay fleet as these vessels command lower rates than modern Aframax tankers under typical market conditions, which reflects the lower capital cost of these vessels.

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

Nine Months Ended December 31, 1999 versus Year Ended March 31, 1999

    As a result of the Company's change in fiscal year end from March 31 to December 31, the current fiscal period's results are for the nine month period ended December 31, 1999, while the comparative results are for the twelve month period ended March 31, 1999. Where indicated in the following discussions, percentage change figures reflect the annualized results for the nine month period ended December 31, 1999. The annualized results for the nine month period ended December 31, 1999 are not necessarily indicative of those for a full fiscal year.

    The results for the nine month period ended December 31, 1999 include the results of Bona commencing June 11, 1999. On an annualized basis, the Company's average fleet size increased 39.5% in the nine month period ended December 31, 1999 compared to the year ended March 31, 1999.

    Aframax TCE rates declined during the second half of 1998 and 1999 due to a reduction in tanker demand, oil production cutbacks and a large number of newbuilding deliveries. TCE rates will depend upon oil production levels, oil consumption growth, the number of vessels scrapped and charterers' preference for modern tankers. As a result of the Company's dependence on the tanker spot market, any fluctuations in Aframax TCE rates will impact the Company's revenues and earnings.

    Net voyage revenues were $248.4 million in the nine month period ended December 31, 1999, as compared to $318.4 million in the year ended March 31, 1999, representing a 4.0% increase on an annualized basis from the year ended March 31, 1999. This is mainly the result of an increase in fleet size, offset by a 31.5% decrease in the Company's average TCE rate, excluding the Australian Vessels, of $13,410 for the nine month period ended December 31, 1999, from $19,576 for the year ended March 31, 1999. As of December 31, 1999, the Company changed its process of estimating net voyage revenues from a load port-to-load port basis to a discharge port-to-discharge port basis, which is consistent with most other shipping companies. This change in voyage estimate resulted in a one-time increase in net voyage revenues of $5.7 million for the nine month period ended December 31, 1999.

    Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lubes, and communication expenses, increased to $98.8 million in the nine month period ended December 31, 1999 from $84.4 million in the year ended March 31, 1999, representing a 56.1% increase on an annualized basis. This increase was mainly the result of the addition of the Bona vessels, which currently have higher operating expenses than the remainder of Teekay's fleet.

    Time charter hire expense was $30.7 million in the nine month period ended December 31, 1999, up from $29.7 million in the year ended March 31, 1999, primarily due to the Bona acquisition. The minority pool participants' net voyage revenues in the O/B/O pool managed by a Bona subsidiary is reflected as time charter hire expense. The average number of vessels time-chartered-in by the Company was four in the nine month period ended December 31, 1999, the same as in the year ended March 31, 1999.

    Depreciation and amortization expense decreased to $68.3 million in the nine month period ended December 31, 1999, from $93.7 million in the year ended March 31, 1999, representing a 2.8% decrease on an annualized basis. This reflects the change in estimated useful life of the vessels from 20 to 25 years, partially offset by the increase in fleet size arising from the acquisition of Bona. Depreciation and amortization expense included amortization of drydocking costs of $6.3 million and $8.6 million in the nine month period ended December 31, 1999 and in the year ended March 31, 1999, respectively. Had Teekay retained its previous depreciation policy and applied this policy to the Bona fleet, depreciation expense would have been $22.5 million higher in the current period.

    General and administrative expenses were $27.0 million in the nine month period ended December 31, 1999, as compared to $25.0 million in the year ended March 31, 1999, representing a 44.1% increase on an annualized basis primarily as a result of the acquisition of Bona.

    Interest expense increased to $45.0 million in the nine month period ended December 31, 1999 from $44.8 million in the year ended March 31, 1999, representing a 33.9% increase on an annualized basis. This increase reflects the $386 million in additional debt assumed as part of the Bona acquisition and an increase in interest rates.

    Interest income decreased to $5.8 million in the nine month period ended December 31, 1999 from $6.4 million in the year ended March 31, 1999. On an annualized basis, interest income increased by 20.8% as a result of increased interest rates and higher cash and marketable securities balances.

    Other loss of $4.0 million in the nine month period ended December 31, 1999 consisted primarily of future income taxes related to the Australian Vessels and one-time employee and severance-related costs, partially offset by equity income from a 50%-owned joint venture. Other income of $5.5 million in the year ended March 31, 1999 consisted primarily of gains on the sale of vessels.

    As a result of the foregoing factors, net loss was $19.6 million in the nine month period ended December 31, 1999, compared to net income of $45.4 million in the year ended March 31, 1999. The results for the year ended March 31, 1999 included an extraordinary loss of $7.3 million on the redemption of the Company's 9 5/8% First Preferred Ship Mortgage Notes (the "9 5/8% Notes"), and gains on asset sales of $7.1 million. There were no extraordinary items and no asset sales in the nine month period ended December 31, 1999.

Year Ended March 31, 1999 ("Fiscal 1999") versus Year Ended March 31, 1998 ("Fiscal 1998")

    Operating results for these two fiscal years generally reflect a cyclical peak in average TCE rates in fiscal 1998 followed by a decline in TCE rates experienced by the Company's fleet during the second half of fiscal 1999 and growth in the size of the Company's fleet. In addition, the fiscal 1999 results include a full year of results from the four Australian Vessels whereas the fiscal 1998 results only include approximately three months of results from three of the Australian Vessels, which have higher operating expenses and earn correspondingly higher TCE rates. The Company sold two of its older Aframax tankers during the fiscal year ended March 31, 1999 and added four newer Aframax tankers (including three time-chartered-in vessels) to its fleet during the same period. As a result, the Company's average fleet size increased by two vessels, or 8.9%, in fiscal 1999 compared to fiscal 1998, following an earlier increase of two vessels, or 4.9% in fiscal 1998.

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

    Time-charter hire expense was $29.7 million in fiscal 1999, up from $10.6 million in fiscal 1998, as the average number of vessels time-chartered-in by the Company increased to four in fiscal 1999 from two in fiscal 1998.

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

    Interest expense decreased by 20.4% to $44.8 million in fiscal 1999 from $56.3 million in fiscal 1998, reflecting the reduction in the Company's total debt and lower average interest rates on debt borrowings. In June 1998, the Company completed a public offering of its Common Stock resulting in net proceeds to the Company of approximately $69.0 million. These net proceeds, together with other funds, were applied in August 1998 to redeem the Company's outstanding 9 5/8% Notes.

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



----------------------------------------------------------------------------------------------------------------------
                                                                      Nine Months Ended     Year Ended     Year Ended
                                                                         December 31,         March 31,     March 31,
                                                                            1999                1999           1998
----------------------------------------------------------------------------------------------------------------------
International Fleet:
Average number of ships                                                          61                 43             42
Total calendar ship-days                                                     16,797             15,612         15,341
Revenue generating ship-days (A)                                             15,807             14,647         14,229
Net voyage revenue before commissions (1) (B) (000s)                    $   211,971        $   286,735     $  304,115
----------------------------------------------------------------------------------------------------------------------
TCE (B/A)                                                               $    13,410        $    19,576     $   21,373
----------------------------------------------------------------------------------------------------------------------
Operating results per calendar ship-day:
  Net voyage revenue                                                    $    12,190        $    17,950     $   19,358
  Vessel operating expense                                                    5,719              4,969          4,554
  General and administrative expense                                          1,510              1,465          1,375
  Drydocking expense                                                            392                613            765
----------------------------------------------------------------------------------------------------------------------

Operating cash flow per calendar ship-day                               $     4,569        $    10,903     $   12,664
----------------------------------------------------------------------------------------------------------------------

Australian Vessels:
   Operating cash flow per calendar ship-day                            $    14,643        $    14,509     $    13,482
----------------------------------------------------------------------------------------------------------------------

Total Fleet:
   Operating cash flow per calendar ship-day                            $     5,177        $    11,171     $    12,682
----------------------------------------------------------------------------------------------------------------------

(1) Nine  months  ended  December  31,  1999 figure  excludes  the $5.7  million
    adjustment   arising  from  the  change  in  voyage  estimate  from  a  load port-to-load port basis to a discharge port-to-discharge port basis.

Liquidity and Capital Resources

    The Company's total liquidity, including cash, restricted cash, marketable securities and undrawn long-term lines of credit, was $237.4 million as at December 31, 1999, up from $143.3 million as at March 31, 1999, and $186.3 million as at March 31, 1998. The increase in liquidity during the nine month period ended December 31, 1999 was primarily the result of drawing an additional $100 million under one of the Company's revolving credit facilities.

    Net cash flow from operating activities decreased to $51.5 million in the nine month period ended December 31, 1999, compared to $137.7 million in the year ended March 31, 1999, and $161.1 million in the year ended March 31, 1998. This primarily reflects the change in TCE rates during these periods.

    Scheduled debt repayments were $32.3 million during the nine month period ended December 31, 1999, compared to $50.6 million in the year ended March 31, 1999 and $33.9 million in the year ended March 31, 1998.

    Dividends declared during the nine month period ended December 31, 1999 were $23.17 million, or $0.645 per share, of which $23.15 million was paid in cash and the remainder was paid in the form of shares of Common Stock issued under the Company's dividend reinvestment plan.

    During the nine month period ended December 31, 1999, the Company incurred capital expenditures for vessels and equipment of $23.3 million, consisting mainly of payments made towards the two newbuilding double-hull Aframax tankers delivered in July and September of 1999. Cash expenditures for drydocking were $6.6 million in the nine month period ended December 31, 1999 compared to $11.7 million in the year ended March 31, 1999 and $18.4 million in the year ended March 31, 1998. There were fewer scheduled drydockings than usual during the nine month period ended December 31, 1999.

    As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

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

Foreign Exchange Rate Risk

    The international tanker industry's functional currency is the U.S. dollar. Virtually all of the Company's revenues and most of its operating costs are in U.S. dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which are Japanese yen, Singapore dollars, Canadian dollars, Australian dollars and Norwegian kroner. During the nine months ended December 31, 1999, approximately 20.4% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, the Company has the ability to shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

    The Company enters into forward contracts as a hedge against changes in certain foreign exchange rates. Market value gains and losses are deferred and recognized during the period in which the hedged transaction is recorded in the accounts.


                                              Contract                Carrying Amount                  Fair
(in USD 000's)                                 Amount             Asset           Liability            Value
-------------------------------------------------------------------------------------------------------------------
December 31, 1999
FX Forward Contracts                       $      4,448           $    -         $      -            $       (20)
Interest Rate Swap Agreements                   200,000                -                -                  4,488
Debt                                          1,085,167                -            1,085,167          1,060,417

March 31, 1999
FX Forward Contracts                       $      2,905           $    -         $      -            $       (22)
Debt                                            641,719                -              641,719            637,219
----------------------------------------- -------------------------------------------------------------------------


Year 2000 Compliance

    The Company relies on computer systems, software, databases, third party electronic data interchange interfaces and embedded processors to operate its business. The Company successfully implemented a program to systematically address the Year 2000 problem. The Company was Year 2000 compliant prior to the rollover to the Year 2000. The Company will continue to monitor electronic date recognition issues.

FORWARD-LOOKING STATEMENTS

    The Company's Annual Report to Shareholders for 1999 and this Annual Report on Form 20-F for the nine months ended December 31, 1999 contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial condition, including, in particular, statements regarding: Aframax TCE rates in the near-term; tanker supply and demand; supply and demand for oil; the Company's market share; future capital expenditures; the Company's growth strategy and measures to implement such strategy; the Company's competitive strengths; future success of the Company; cost savings and other benefits that may be realized in connection with the Bona acquisition; and Year 2000 compliance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; charterers' preference for modern tankers; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in typical seasonal variations in tanker charter rates; the Company's dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation; the Company's potential inability to achieve and manage growth; risks associated with operations outside the United States; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures; the Company's ability to successfully integrate Bona into the Company's operations; and other factors detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Item 10. Directors and Officers of the Registrant

Management

    The directors, executive officers and senior management personnel of the Company are listed below:


Name                                               Age    Position

Day, C. Sean                                        50    Director and Chairman of the Board
Moller, Bjorn                                       42    Director, President and Chief Executive Officer
Karlshoej, Axel                                     59    Director and Chairman Emeritus
Coady, Arthur F.                                    66    Director, EVP and Secretary
Dingman, Michael D.                                 68    Director
Feder, Morris L.                                    83    Director
Hsu, Steve G. K.                                    66    Director
Hsu, Thomas Kuo-Yuen                                53    Director
Hoegh, Leif O.                                      36    Director
Antturi, Peter S.                                   41    VP, Treasurer and Chief Financial Officer
Glendinning, David                                  46    SVP, Customer Service & Marine Project Development
Meldgaard, Mads T.                                  35    VP, Chartering
Westgarth, Graham                                   45    SVP, Marine Operations


    Certain biographical information about each of these individuals is set forth below:

    Peter S. Antturi joined the Company in September 1991 as Manager, Accounting and was promoted to the position of Controller in March 1992, and to his current position of Vice President, Treasurer and Chief Financial Officer in October 1997. Prior to joining the Company, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

    Arthur F. Coady is the Executive Vice President and Secretary of the Company. He has served as a Director of the Company since 1989. He joined the Company after 30 years in private law practice in Canada, having specialized in corporate and commercial law. In July 1995, Mr. Coady was appointed a Director of the Bahamas Maritime Authority.

    C. Sean Day has been a Director of the Company since September 1998 and has served as the Company's Chairman of the Board since September 1999. He has also been Chairman of the Board of Seagin International LLC since April 1999 and was President and Chief Executive Officer of Navios Corporation from 1989 to 1999. Navios Corporation is a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is also on the boards of various other companies. Mr. Day is now engaged on a full-time basis as a consultant to the trust group that currently exercises effective control over the Company.

     Michael D. Dingman is a private investor, industrial company executive and corporate director. He has served as a Director of the Company since May 1995. He is Chairman and Chief Executive Officer of The Shipston Group Limited, a diversified international holding company, and a Director of Fisher Scientific International Inc. and of Ford Motor Company. Mr. Dingman also serves as Director/Executive to a number of other industrial concerns.

    Morris L. Feder has served as a Director of the Company since June 1993. He is President of Worldwide Cargo Inc., a New York-based chartering firm. Mr. Feder has been employed in the shipping industry in excess of 50 years, of which 43 were spent with Maritime Overseas Corporation, from which he retired as Executive Vice President and Director in December 1991. He has also served as Senior Vice President and Director of Overseas Shipholding Group Inc. and was a member of the Finance and Development Committee of its Board of Directors. Mr. Feder is a member of the American Bureau of Shipping, the Connecticut Maritime Association and the Association of Shipbrokers and Agents USA Inc., as well as being a member of the Board of Directors of American Marine Advisors, Inc.

    Captain David Glendinning joined the Chartering Department of the Company's London office in January 1987. Since then, he has worked in a number of senior positions within the organization, including Vice President, Commercial Operations, Vice President, Marine and Commercial Operations and currently, Senior Vice President, Customer Service and Marine Project Development since February 1999. Captain Glendinning has 18 years sea service on oil tankers of various types and sizes and is a Master Mariner with British Class 1 Foreign Going Certificate of Competency.

     Leif O. Hoegh was appointed as a Director in June 1999 concurrently with the Company's acquisition of Bona Shipholding Ltd. He served as a Director of Bona from November 1993 to June 1999 and served as its Chairman from June 1998 to June 1999. Mr. Hoegh is Managing Director of Leif Hoegh (U.K.) Limited. He serves as a Director of Dannebrog Rederi AS and Hual AS and serves as the Chairman of Hoegh Capital Partners, Inc. and Unicool Ltd.

     Steve G. K. Hsu has served as a Director of the Company since June 1993. He is Chairman of Oak Maritime (H.K.) Inc., Limited, a ship management company based in Hong Kong and a Director of Sincere Navigation Corporation, based in Taiwan. Mr. Hsu is a Standing Supervisor of the National Association of Chinese Shipowners, Taiwan, a member of the American Bureau of Shipping, and a council member of the International General Committee of Bureau Veritas.

    Thomas Kuo-Yuen Hsu has served as a Director of the Company since June 1993. He has served 28 years with, and is presently Executive Director of, Expedo & Company (London) Ltd., which is part of the Expedo Group of Companies that manages a fleet of eight vessels, ranging in size from 20,000 dwt to 280,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988.

    Axel Karlshoej is President of Nordic Industries, a California general construction firm with which he has served for the past 27 years. He is the older brother of the late J. Torben Karlshoej, the founder of the Company. He has served as a Director and Chairman of the Board of Teekay since June 1993 and Chairman Emeritus since stepping down as Chairman in September 1999.

    Mads T. Meldgaard joined the Company's Chartering Department in January 1986 and served in the European and Singapore offices until December 1991, when he was appointed Chartering Manager in the Vancouver office. In January 1994, he was promoted to the position of General Manager, Chartering, and then to Managing Director (Singapore) in September 1995. In July 1998, Mr. Meldgaard became Vice President, Chartering based in Vancouver.

    Bjorn Moller has served as Director, President and Chief Executive Officer of the Company in April 1998. Mr. Moller has over 21 years experience in shipping and has served in senior management positions with the Company for more than 12 years. He has headed the Company's overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed the Company's global chartering operations and business development activities.

    Captain Graham Westgarth joined the Company in February 1999 as Vice President, Marine Operations and was promoted to the position of Senior Vice President, Marine Operations in December 1999. Captain Westgarth has 28 years of shipping industry experience. Eighteen of those years were spent at sea, including 5 years in a command position. He joined the Company from Maersk Company (U.K.), where he joined as Master in 1987 before being promoted to General Manager in 1994.

Item 11. Compensation of Directors and Officers

    The aggregate compensation paid to the six executive officers and senior managers listed above was $964,766 for the nine months ended December 31, 1999, a portion of which was attributable to payments made pursuant to bonus plans of the Company, which consider both Company and individual performance for a given period. For the nine months ended December 31, 1999, the Company contributed an aggregate of $81,313 to provide pension and similar benefits for the six executive officers and senior managers listed above. During the nine months ended December 31, 1999, the Company granted an aggregate of 203,000 options with an exercise price of $16.875 per share and 200,000 options with an exercise price of $16.9375 per share, to the six executive officers and senior managers listed above under the Company's 1995 Stock Option Plan. The options expire June 1, 2009 and September 2, 2009, respectively, ten years after the date of each grant.

    Currently, the non-employee Directors of the Company receive, in the aggregate, approximately $120,000 for their services plus reimbursement of their out-of-pocket expenses in each fiscal year during which they are directors of the Company. During the nine months ended December 31, 1999, the Company granted an aggregate of 60,000 options with an exercise price of $16.875 per share and 200,000 options with an exercise price of $16.9375 per share, to the non-employee Directors under the Company's 1995 Stock Option Plan. The options expire June 1, 2009 and September 2, 2009 respectively, ten years after the date of each grant.

Item 12. Options to Purchase Securities From Registrant or Subsidiaries

    Teekay's 1995 Stock Option Plan (the "Plan") entitles certain eligible officers, employees (including senior sea staff) and directors of the Company to receive options to acquire Common Stock of Teekay. As of March 14, 2000, a total of 5,991,750 shares of Common Stock are reserved for issuance under the Plan. As of such date, options to purchase a total of 4,000,967 shares of Common Stock were outstanding, with options to purchase a total of 1,202,889 shares then exercisable and with the directors and the six executive officers and senior managers listed above holding options to purchase a total of 1,445,000 shares, of which 389,750 were exercisable. The outstanding options are exercisable at prices ranging from $16.875 to $33.50 per share, with a weighted average exercise price of $22.46 per share, and expire between July 19, 2005 and March 6, 2010, ten years after the date of each grant.

Item 13. Interest of Management in Certain Transactions

    As of December 31, 1999, Cirrus Trust and JTK Trust owned, in the aggregate, approximately 45.5% of the Company's outstanding Common Stock. The activities of Cirrus Trust and JTK Trust are under the common supervision of Messrs. Coady, Karlshoej and Thomas Hsu, directors of Teekay, and Mr. Shigeru Matsui, President of Matsui & Company, a Tokyo based ship brokerage firm. The beneficiaries of such trusts include charitable institutions and affiliated trusts.

    In April 1993, Teekay acquired all of the issued and outstanding shares of common stock of Palm Shipping Inc. (now known as Teekay Chartering Ltd.) from an affiliate of Teekay for a nominal purchase price, plus an amount to be paid at a later date (up to a maximum of $5.0 million plus accrued interest), contingent upon certain future events.

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

Item 19. Financial Statements and Exhibits

(a) The following financial statements and schedule, together with the report of Ernst & Young thereon, are filed as part of this Annual Report:

                                                                            Page

Report of Independent Public Accountants.....................................F-1
Consolidated Financial Statements
Consolidated Statements of Income and Retained Earnings......................F-2
Consolidated Balance Sheets..................................................F-3
Consolidated Statements of Cash Flows........................................F-4
Notes to the Consolidated Financial Statements...............................F-5
Schedule A to the Consolidated Financial Statements.........................F-15

    All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

(b) The following exhibits are filed as part of this Annual Report:


               2.1 Amended and Restated Articles of Incorporation of Teekay Shipping Corporation.
               2.2 Articles of Amendment of Articles of Incorporation of Teekay Shipping Corporation.
               2.3 Amended and Restated Bylaws of Teekay Shipping Corporation. **2.4 Registration Rights Agreement among Teekay, Tradewinds
                    Trust Co. Ltd., as Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK Trust.
             **2.5  Specimen of Teekay Common Stock Certificate.
             ##2.6 Indenture dated January 29, 1996 among Teekay, VSSI Oceans Inc., VSSI Atlantic Inc., VSSI Appian Inc., Senang Spirit Inc., Exuma Spirit Inc., Nassau Spirit Inc., Andros Spirit Inc. and United States Trust Company of New York, as Trustee.
             ##2.7 Specimen of Teekay's 8.32% First Preferred Ship Mortgage Notes Due 2008.
           ##++2.8  Bahamian  Statutory  Ship Mortgage dated January 29, 1996 by Nassau Spirit Inc. to United States Trust Company of New York.
           ##++2.9 Deed of Covenants dated January 29, 1996 by Nassau Spirit Inc. to United States Trust Company of New York.
             #2.10 First Preferred Ship Mortgage dated January 29, 1996 by VSSI Oceans Inc. to United States Trust Company of New York, as Trustee.
          ##++2.11 Assignment of Time Charter dated January 29, 1996 by Nassau Spirit Inc. to United States Trust Company of New York, as Trustee.
          ##++2.12 Assignment of Insurance dated January 29, 1996 by Nassau Spirit Inc. to United States Trust Company of New York, as Trustee.
            ##2.13 Pledge Agreement and Irrevocable Proxy dated January 29, 1996 by Teekay in favor of United States Trust Company of New York, as Trustee.
          ##++2.14  Guarantee  dated January 29, 1996 by Nassau Spirit Inc.
                    in favor of United States Trust Company of New York, as Trustee.
          ##++2.15  Assignment of Freights and Hires dated January 29, 1996 by Nassau Spirit Inc. to United States Trust Company of New York, as Trustee.
          ##++2.16 Cash Collateral Account Agreement dated January 29, 1996 between Nassau Spirit Inc. and United States Trust Company of New York, as Trustee.
            ##2.17 Investment Account Agreement dated January 29, 1996 between Teekay and United States Trust Company of New York, as Trustee.
            **2.18  1995 Stock Option Plan.
            **2.19 Form of Indemnification Agreement between Teekay and each of its officers and directors.
            **2.20 Reducing Revolving Credit Facility Agreement dated June 6, 1995 between Chiba Spirit Inc., VSSI Sun Inc., VSSI Gemini Inc., VSSI Carriers Inc., Mendana Spirit Inc., Musashi Spirit Inc., VSSI Condor Inc., Palm Monarch Inc., VSSI Drake Inc., VSSI Tokyo Inc., VSSI Marine Inc., Tasman Spirit Inc., Vancouver Spirit Inc. and Elcano Spirit Inc. and Den norske Bank AS, Christiania Bank og Kreditkasse, acting through its New York Branch, and Nederlandse Scheepshypotheskbank N.V.
             +2.21 Charter Party, as amended, dated September 21, 1989 between Palm Shipping Inc. and BP Shipping Limited.
             #2.22 Time Charter, as amended, dated July 3, 1995 between VSSI Oceans Inc. and Palm Shipping Inc.
             #2.23 Time Charter, as amended, dated January 4, 1994 between VSSI Atlantic Inc. and Palm Shipping Inc.
             #2.24 Time Charter, as amended, dated February 1, 1992 between VSSI Appian Inc. and Palm Shipping Inc.
             #2.25 Time Charter, as amended, dated December 1, 1993 between Senang Spirit Inc. and Palm Shipping Inc.
             #2.26 Time Charter, as amended, dated August 1, 1992 between Exuma Spirit Inc. and Palm Shipping Inc.
             #2.27 Time Charter, as amended, dated May 1, 1992 between Nassau Spirit Inc. and Palm Shipping Inc.
             #2.28 Time Charter, as amended, dated November 1, 1992 between Andros Spirit Inc. and Palm Shipping Inc.
           #++2.29 Management Agreement, as amended, dated June 1, 1992 between Teekay Shipping Limited and Nassau Spirit Inc.
             @2.30 Agreement, dated October 3, 1996, for a U.S. $90,000,000 Term Loan Facility to be made available to certain subsidiaries of Teekay Shipping Corporation by Christiania Bank og Kreditkasse, acting through its New York Branch, The Bank of Nova Scotia, and Banque Indosuez.
             @2.31  Agreement,  dated October 18, 1996, for a U.S.  $120,000,000
                    Term Loan Facility to be made available to certain subsidiaries of Teekay Shipping Corporation by Den Norske Bank ASA, Nederlandse Scheepshypothesbank N.V., The Bank of New York, and Midland Bank PLC.
            @@2.32  Agreement,  dated January 26, 1998, for a U.S.  $200,000,000
                    Reducing Revolving Credit Facility to be made available to certain wholly-owned subsidiaries of Teekay Shipping Corporation by Den Norske Bank ASA, Christiania Bank Og Kreditkasse ASA, New York Branch, and the Bank of Nova Scotia.
           @@@2.33 Agreement, dated March 26, 1999, for the amalgamation of Northwest Maritime Inc., a 100% owned subsidiary of Teekay Shipping Corporation, and Bona Shipholding Ltd.
              2.34 Agreement, dated April 1997, for a U.S. $30,000,000 Term Loan Facility to be made available to VSSI Australia Limited by Rabo Australia Limited.
              2.35 Agreement, dated December 18, 1997, for a U.S. $44,000,000 Term Loan Facility to be made available to Barrington (Australia) Pty Limited and Palmerston (Australia) Pty Limited by Rabo Australia Limited.
              2.36 Amended and Restated Reimbursement Agreement, dated April 16, 1998, among Barrington (Australia) Pty Limited, Palmerston (Australia) Pty Limited, VSSI Australia Limited, VSSI Transport Inc. and Alliance Chartering Pty Limited and Nedship Bank (America) N.V., The Bank of New York and Landesbank Schleswig-Holstein.
               2.37 Amendment  No. 1, dated May 1999,  to Amended  and  Restated
                    Reimbursement Agreement dated April 16, 1998 among Barrington (Australia) Pty Limited, Palmerston (Australia) Pty Limited, VSSI Australia Limited, VSSI Transport Inc. and Alliance Chartering Pty Limited and Nedship Bank (America) N.V., The Bank of New York and Landesbank Schleswig-Holstein.
              2.38 Amended and Restated Agreement, date June 11, 1999, for a $500,000,000 Revolving Loan between Bona Shipholding Ltd., Chase Manhattan plc, Citibank International plc and various other banks.

              2.39 Amendment and Restatement Agreement, dated June 11,1999, relating to a U.S. $500,000,000 Revolving Loan Agreement between Bona Shipholding Ltd., Chase Manhattan plc, Citibank International plc and various other banks.
              27.1  Financial Data Schedule
----------
** Previously filed as an exhibit to the Company's Registration Statement on Form F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.

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

@@ Previously filed as an exhibit to the Company's Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on May 20, 1998, and hereby incorporated by reference to such Annual Report.

@@@ Previously  filed as an exhibit to the Company's  Annual Report on Form 20-F
    (File No.1-12874), filed with the SEC on June 11, 1999, and hereby incorporated by reference to such Annual Report.

                                    SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TEEKAY SHIPPING CORPORATION

                                    By: /s/ Peter Antturi
                                    --------------------------------------------
                                    Peter Antturi
                                    Vice President and Chief Financial Officer
                                    (Principal Financial and Accounting Officer)


Dated: March 30, 2000

                                AUDITORS' REPORT

To the Shareholders of
TEEKAY SHIPPING CORPORATION

    We have audited the accompanying consolidated balance sheets of Teekay Shipping Corporation and subsidiaries as of December 31, 1999 and March 31, 1999, and the related consolidated statements of income and retained earnings and cash flows for the nine month period ended December 31, 1999 and for the years ended March 31, 1999 and 1998. Our audits also included the financial schedule listed in the Index: Item 19(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Shipping Corporation and subsidiaries as at December 31, 1999 and March 31, 1999, and the consolidated results of their operations and their cash flows for the nine month period ended December 31, 1999 and for the years ended March 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material aspects the information set forth therein.


Nassau, Bahamas,                            /s/ ERNST & YOUNG
February 11, 2000                            Chartered Accountants

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
            (in thousands of U.S. dollars, except per share amounts)


                                                                           Nine Months Ended     Year Ended       Year Ended
                                                                             December 31,         March 31,        March 31,
                                                                                 1999               1999             1998
                                                                                   $                  $               $
                                                                             -----------------------------------------------

NET VOYAGE REVENUES
Voyage revenues                                                                    377,882            411,922       406,036
Voyage expenses                                                                    129,532             93,511       100,776
----------------------------------------------------------------------------------------------------------------------------

Net voyage revenues                                                                248,350            318,411       305,260
----------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Vessel operating expenses                                                           98,780             84,397        70,510
Time charter hire expense                                                           30,681             29,666        10,627
Depreciation and amortization                                                       68,299             93,712        94,941

General and administrative                                                          27,018             25,002        21,542
----------------------------------------------------------------------------------------------------------------------------

                                                                                   224,778            232,777       197,620
----------------------------------------------------------------------------------------------------------------------------

INCOME FROM VESSEL OPERATIONS                                                       23,572             85,634       107,640
----------------------------------------------------------------------------------------------------------------------------
OTHER ITEMS
Interest expense                                                                   (44,996)           (44,797)      (56,269)
Interest income                                                                      5,842              6,369         7,897

Other income (loss) (note 11)                                                       (4,013)             5,506        11,236
----------------------------------------------------------------------------------------------------------------------------

                                                                                   (43,167)           (32,922)      (37,136)
----------------------------------------------------------------------------------------------------------------------------

Net income (loss) before extraordinary loss                                        (19,595)            52,712        70,504

Extraordinary loss on bond redemption (note 6)                                         -               (7,306)          -
----------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                                  (19,595)            45,406        70,504
Retained earnings, beginning of the period                                         446,897            428,102       382,178
----------------------------------------------------------------------------------------------------------------------------

                                                                                   427,302            473,508       452,682

Dividends declared                                                                 (23,172)           (26,611)      (24,580)
----------------------------------------------------------------------------------------------------------------------------

Retained earnings, end of the period                                               404,130            446,897       428,102
----------------------------------------------------------------------------------------------------------------------------

Basic Earnings per Common Share (note 9)


o Net income (loss) before extraordinary loss                                        (0.54)             1.70           2.46


o Net income (loss)                                                                  (0.54)             1.46           2.46

Diluted Earnings per Common Share (note 9)

o Net income (loss) before extraordinary loss                                        (0.54)             1.70           2.44

o Net income (loss)                                                                  (0.54)             1.46           2.44
----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)


                                                                                              As at             As at
                                                                                           December 31,       March 31,
                                                                                               1999             1999
                                                                                                $                 $
                                                                                         ----------------------------------


ASSETS
Current
Cash and cash equivalents                                                                       220,327           118,435
Marketable securities (note 4)                                                                     -                8,771
Accounts receivable                                                                              30,753            22,995
Prepaid expenses and other assets                                                                29,579            16,195
---------------------------------------------------------------------------------------------------------------------------

Total current assets                                                                            280,659           166,396
---------------------------------------------------------------------------------------------------------------------------

Marketable securities (note 4)                                                                    6,054             5,050

Vessels and equipment (notes 1 and 6)
At cost, less accumulated depreciation of $624,727
    (March 31, 1999 -  $557,946)                                                              1,666,755         1,218,916
Advances on newbuilding contracts                                                                 -                55,623
---------------------------------------------------------------------------------------------------------------------------

Total vessels and equipment                                                                   1,666,755         1,274,539
---------------------------------------------------------------------------------------------------------------------------
Investment in joint venture                                                                      19,402              -
Other assets                                                                                      9,814             6,235
---------------------------------------------------------------------------------------------------------------------------

                                                                                              1,982,684         1,452,220
---------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable                                                                                 20,431            11,926
Accrued liabilities (note 5)                                                                     39,515            19,285
Current portion of long-term debt (note 6)                                                       66,557            39,058
---------------------------------------------------------------------------------------------------------------------------

Total current liabilities                                                                       126,503            70,269
---------------------------------------------------------------------------------------------------------------------------
Long-term debt (note 6)                                                                       1,018,610           602,661
Other long-term liabilities                                                                       3,400             1,900
---------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                             1,148,513           674,830
---------------------------------------------------------------------------------------------------------------------------

Minority interest                                                                                 2,104              -
Stockholders' equity
Capital stock (note 9)                                                                          427,937           330,493
Retained earnings                                                                               404,130           446,897
---------------------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                                      832,067           777,390
---------------------------------------------------------------------------------------------------------------------------

                                                                                              1,982,684         1,452,220
---------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (notes 7 and 10)


The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)



                                                                        Nine Months Ended      Year Ended       Year Ended
                                                                          December 31,          March 31,        March 31,
                                                                              1999                1999             1998
                                                                                $                   $                $
                                                                          ----------------------------------------------------

Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)                                                               (19,595)          45,406            70,504
Add (deduct) charges to operations not requiring a
  payment of cash and cash equivalents:
Depreciation and amortization                                                    68,299           93,712            94,941
Gain on disposition of assets                                                      -              (7,117)          (14,392)
Loss on bond redemption                                                            -               7,306             2,175
Equity income                                                                      (721)             -                 (45)
Future income taxes                                                               1,500            1,900                -
Other                                                                             1,134            1,218             2,735
Change in non-cash working capital items related to
  operating activities (note 12)                                                    896           (4,717)            5,201
------------------------------------------------------------------------------------------------------------------------------

Net cash flow from operating activities                                          51,513          137,708           161,119
------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                    100,000          230,000           208,600
Scheduled repayments of long-term debt                                          (32,252)         (50,577)          (33,876)
Prepayments of long-term debt                                                   (10,000)        (268,034)         (150,655)
Net proceeds from issuance of Common Stock                                          -             68,751             5,126
Cash dividends paid                                                             (23,150)         (26,222)          (15,990)

Capitalized loan costs                                                              -               (690)             (994)
------------------------------------------------------------------------------------------------------------------------------

Net cash flow from financing activities                                          34,598          (46,772)           12,211
------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                          (23,313)         (85,445)         (197,199)
Expenditures for drydocking                                                      (6,598)         (11,749)          (18,376)
Proceeds from disposition of assets                                                 -             23,435            33,863
Net cash acquired through purchase of
  Bona Shipholding Ltd. (note 3)                                                 51,774              -                 -
Acquisition costs related to purchase of
  Bona Shipholding Ltd. (note 3)                                                (13,806)             -                 -
Net cash flow from investment                                                       -                -               6,380
Proceeds on sale of available-for-sale securities                                13,724           13,305            14,854
Purchases of available-for-sale securities                                       (6,000)             -             (42,154)
Other                                                                               -                -                (268)
------------------------------------------------------------------------------------------------------------------------------


Net cash flow from investing activities                                          15,781          (60,454)         (202,900)
------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                101,892           30,482           (29,570)

Cash and cash equivalents, beginning of the period                              118,435           87,953           117,523
------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of the period                                    220,327           118,435           87,953
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.  Summary of Significant Accounting Policies

    Basis of presentation

    The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Teekay Shipping Corporation ("Teekay"), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (the "Company"). Significant intercompany items and transactions have been eliminated upon consolidation.

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

    Change in fiscal year end

    The Company changed its fiscal year end from March 31 to December 31, effective December 31, 1999. The following is a summary of selected financial information for the comparative twelve and nine month periods ended December 31, 1999 and 1998:


                                                  Twelve Months Ended     Twelve Months Ended      Nine Months Ended
                                                      December 31,            December 31,           December 31,
                                                           1999                    1998                  1998
                                                       (unaudited)             (unaudited)            (unaudited)
                                                            $                       $                      $
                                                 ----------------------------------------------------------------------

RESULTS OF OPERATIONS
Net voyage revenues                                   318,348                    327,016                 248,413
Income from vessel operations                          34,189                    103,660                  75,017
Net income (loss) before extraordinary loss           (17,723)                    66,451                  50,840
Net income (loss)                                     (17,723)                    59,145                  43,534
Net income (loss) before extraordinary loss
  per common share
- basic and diluted                                     (0.50)                      2.19                    1.65
Net income (loss) per common share
- basic and diluted                                     (0.50)                      1.95                    1.41

CASH FLOWS
Net cash flow from operating activities                71,633                    151,779                 117,588
Net cash flow from financing activities                76,948                    (74,407)                (89,122)
Net cash flow from investing activities                 5,613                   (127,372)                (50,286)


                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

    Operating revenues and expenses

    Voyage revenues and expenses are recognized on the percentage of completion method of accounting. The Company has refined its estimation process from a load-to-load basis to a discharge-to-discharge basis under the percentage of completion method to more precisely reflect net voyage revenues. This refinement in accounting estimate resulted in an increase in net voyage revenues of $5.7 million, or 16 cents per share, for the nine month period ended December 31, 1999.

    Estimated losses on voyages are provided for in full at the time such losses become evident. The consolidated balance sheets reflect the deferred portion of revenues and expenses applicable to subsequent periods.

    Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expenses, port fees, canal tolls, and brokerage commissions. Vessel operating expenses comprise all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores, lubes, communications, and miscellaneous expenses.

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

    Effective April 1, 1999, the Company revised the estimated useful life of its vessels from 20 years to 25 years, consistent with most other public tanker companies. This change in accounting estimate resulted in a reduction of depreciation expense of $22.5 million, or 62 cents per share, for the nine month period ended December 31, 1999.

    Interest costs capitalized to vessels and equipment for the nine month period ended December 31, 1999 and the years ended March 31, 1999 and 1998 aggregated $1,710,000, $3,018,000, and $283,000, respectively.

    Expenditures incurred during drydocking are capitalized and amortized on a straight-line basis over the period until the next anticipated drydocking. When significant drydocking expenditures recur prior to the expiry of this period, the remaining balance of the original drydocking is expensed in the month of the subsequent drydocking. Drydocking expenses amortized for the nine month period ended December 31, 1999 and the years ended March 31, 1999 and 1998 aggregated $6,275,000, $8,583,000, and $11,737,000, respectively.

    Investment in joint ventures

    The Company has a 50% participating interest in the joint venture (Soponata-Teekay Limited). The joint venture is accounted for using the equity method whereby the investment is carried at the Company's original cost plus its proportionate share of undistributed earnings.

    Investment in the Panamax OBO Pool

    All oil/bulk/ore carriers ("OBO") owned by the Company are operated through a Panamax OBO Pool. The participants in the Pool are the companies contributing vessel capacity to the Pool. The voyage revenues and expenses of these vessels have been included on a 100% basis in the consolidated financial statements. The minority pool participants' share of the result has been deducted as time charter hire expense.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

    Other assets

    Loan costs, including fees, commissions and legal expenses, are capitalized and amortized on a straight line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

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

    Cash and cash equivalents

    The Company classifies all highly liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

     Cash interest paid during the nine month period ended December 31, 1999 and the years ended March 31, 1999 and 1998 totaled $63,086,000, $48,527,000, and
$55,141,000, respectively.

    Income taxes

    The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company's Australian ship-owning subsidiaries are subject to income taxes (see Note 11). The Company accounts for such taxes using the liability method pursuant to Statement of Financial Accounting Standards No.
109, " Accounting for Income Taxes".

    Accounting for Stock-Based Compensation

    Under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and has disclosed the required pro forma effect on net income and earning per share as if the fair value method of accounting as prescribed in SFAS 123 had been applied (see Note 9--Capital Stock).

    Comprehensive income

    The Company follows Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. For the nine month period ended December 31, 1999, and the years ended March 31, 1999 and 1998, the Company did not have any components of comprehensive income.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

    Recent accounting pronouncements

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes new standards for recording derivatives in interim and annual financial statements. This statement requires recording all derivative instruments as assets or liabilities, measured at fair value. Statement No. 133, as amended by FASB Statement No. 137, is effective for fiscal years beginning after June 15, 2000. Management has not determined the impact, if any, that the adoption of the new statement will have on the consolidated results of operations or financial position of the Company.

2.   Business Operations

    The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of a fleet of tankers. All of the Company's revenues are earned in international markets.

    One customer, an international oil company, accounted for 13% ($48,140,000) of the Company's consolidated voyage revenues during the nine month period ended December 31, 1999. No other customer accounted for more than 10% of the Company's consolidated voyage revenues. During the year ended March 31, 1999, three customers, all international oil companies, individually accounted for 12% ($51,411,000), 12% ($50,727,000) and 10% ($42,797,000), respectively, of the
Company's consolidated voyage revenues. During the year ended March 31, 1998, a single customer, also an international oil company, accounted for 14% ($56,357,000) of the Company's consolidated voyage revenues.

3.   Acquisition of Bona Shipholding Ltd.

    On June 11, 1999, Teekay purchased Bona Shipholding Ltd. ("Bona") for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of Teekay's Common Stock. Bona's operating results are reflected in these financial statements commencing the effective date of the acquisition.

    The following table shows comparative summarized condensed pro forma financial information for the nine month period ended December 31, 1999, and for the year ended March 31, 1999 and gives effect to the acquisition as if it had taken place April 1, 1998.



                                                                                              Pro Forma
                                                                                 Nine Months Ended      Year Ended
                                                                                    December 31,         March 31,
                                                                                        1999               1999
                                                                                     (unaudited)        (unaudited)
                                                                                          $                  $
---------------------------------------------------------------------------------------------------------------------

Net voyage revenues                                                                     272,469            463,696
Income from vessel operations                                                            26,127            132,122
Net income (loss) before extraordinary loss                                             (22,482)            86,505
Net income (loss)                                                                       (22,482)            79,199
Net income (loss) before extraordinary loss per common share
- basic and diluted                                                                       (0.59)              2.31
Net income (loss) per common share
- basic and diluted                                                                       (0.59)              2.11
---------------------------------------------------------------------------------------------------------------------


                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

   (all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

4.       Investments in Marketable Securities

                                                                         Gross           Gross          Approximate
                                                                       Unrealized      Unrealized       Market and
                                                          Cost           Gains           Losses       Carrying Value
                                                            $              $               $                 $
                                                      -----------------------------------------------------------------
December 31, 1999
Available-for-sale securities......................        6,051           6                (3)              6,054
March 31, 1999
Available-for-sale securities......................       13,865                           (44)             13,821

    The cost and approximate market value of available-for-sale securities by contractual maturity, as at December 31, 1999 and March 31, 1999, are shown as follows:

                                                                                                        Approximate
                                                                                                        Market and
                                                                                          Cost        Carrying Value
                                                                                            $                $
                                                                                      --------------------------------
December 31, 1999
Less than one year .............................................................              -              -
Due after one year through five years ..........................................            6,051          6,054
                                                                                      -----------    -----------
                                                                                            6,051          6,054
                                                                                      ===========    ===========
March 31, 1999
Less than one year .............................................................            8,771          8,771
Due after one year through five years...........................................            5,094          5,050
                                                                                      -----------    -----------
                                                                                           13,865         13,821
                                                                                      ===========    ===========

5.       Accrued Liabilities

                                                                                      December 31,       March 31,
                                                                                         1999              1999
                                                                                           $                 $
                                                                                    ---------------------------------
Voyage and vessel...............................................................         12,469            6,868
Interest........................................................................         12,619            7,552
Payroll and benefits............................................................         14,427            4,865
                                                                                    -----------  --------------------
                                                                                         39,515           19,285

6.   Long-Term Debt

                                                                                      December 31,       March 31,
                                                                                         1999              1999
                                                                                           $                 $
                                                                                    -----------------------------------
Revolving Credit Facilities.....................................................          634,000        169,000
First Preferred Ship Mortgage Notes (8.32%)
  U.S. dollar debt due through 2008.............................................          225,000        225,000

Term Loans U.S. dollar debt due through 2009 ...................................          226,167        247,719
                                                                                       -----------   ------------
                                                                                        1,085,167        641,719
Less current portion............................................................           66,557         39,058
                                                                                       -----------   ------------
                                                                                        1,018,610        602,661

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

   (all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

     The Company has two long-term Revolving Credit Facilities (the "Revolvers") available, which, as at December 31, 1999, provided for borrowings of up to $645.0 million. Interest payments are based on LIBOR (December 31, 1999: 6.0%; March 31, 1999: 5.0%) plus a margin depending on the financial leverage of the Company; at December 31, 1999, the margins ranged between 0.6% and 0.9% (March 31,1999: 0.5%). The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The Revolvers are collateralized by first priority mortgages granted on forty of the Company's Aframax tankers and oil/bulk/ore carriers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolvers.

     The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at December 31, 1999, the fair value of these net assets approximated $182.0 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

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

The Company has several term loans outstanding, which, as at December 31,1999, totalled $226.2 million. Interest payments are based on LIBOR plus a margin. At December 31,1999, the margins ranged between 0.65% and 1.25%. The term loans reduce in quarterly or semi-annual payments with varying maturities through 2009. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from Teekay.

     As at December 31, 1999, the Company was committed to a series of interest rate swap agreements whereby $200.0 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 3.8 years, expiring between December 2001 and February 2005. These arrangements effectively change the Company's interest rate exposure on $200.0 million of debt from a floating LIBOR rate to an average fixed rate of 6.28%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

Among other matters, the long-term debt agreements generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of additional debt and new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, is limited as of December 31, 1999, to $188.0 million. Certain of the loan agreements require a minimum level of free cash be maintained. As at December 31, 1999, this amount was $26.0 million.

     The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to December 31, 1999 are $66,557,000 (fiscal 2000), $92,196,000 (fiscal 2001), $90,043,000 (fiscal 2002),
$132,157,000 (fiscal 2003), and $114,078,000 (fiscal 2004).

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

   (all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

7.   Leases

    Charters-out

    Time charters to third parties of the Company's vessels are accounted for as operating leases. The minimum future revenues to be received on time charters currently in place are $82,204,000 (fiscal 2000), $72,158,000 (fiscal 2001),
$57,830,000 (fiscal 2002), $39,035,000 (fiscal 2003), $39,140,000 (fiscal 2004), and $132,063,000 thereafter.

    The minimum future revenues should not be construed to reflect total charter hire revenues for any of the years.

    Charters-in

    Minimum  commitments  under vessel operating leases are $22,795,000  (fiscal
2000) and $2,981,000 (fiscal 2001).

8.   Fair Value of Financial Instruments

    Carrying amounts of all financial instruments approximate fair market value except for the following:

    Long-term debt -- The fair values of the Company's fixed rate long-term debt are based on either quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

    Interest rate swap agreements and foreign exchange contracts -- The fair value of interest rate swaps and foreign exchange contracts, used for hedging purposes, is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, the current credit worthiness of the swap counter parties and foreign exchange rates.

    The estimated fair value of the Company's financial instruments is as follows:



                                                            December 31, 1999                  March 31, 1999
                                                     -----------------------------------------------------------------
                                                        Carrying          Fair            Carrying         Fair
                                                         Amount           Value            Amount          Value
                                                           $                $                $               $
                                                     -----------------------------------------------------------------
Cash, cash equivalents and marketable
  securities
 ....................................................       226,381         226,381          132,256       132,256
Long-term debt .....................................     1,085,167       1,060,417          641,719       637,219
Interest rate swap agreements (note 6) .............          -              4,488             -             -
Foreign currency contracts (note 10) ...............          -                (20)            -              (22)

     The Company transacts interest rate swap and foreign currency contracts with investment grade rated financial institutions and requires no collateral from these institutions.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

   (all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

9.   Capital Stock

                                                                                        Common          Thousands
                                                                                         Stock          of shares
                                                                                           $                #
                                                                                    ---------------------------------
Authorized
25,000,000  Preferred Stock with a par value of $1 per share 725,000,000  Common
Stock with a par value of $0.001 per share

Issued and outstanding
Balance March 31, 1997 .........................................................          247,637         28,328
Reinvested Dividends............................................................            8,590            273
Exercise of Stock Options.......................................................            5,126            232
                                                                                    -------------     ----------
Balance March 31, 1998..........................................................          261,353         28,833
June 15, 1998 Share Offering
   2,800,000 shares at $24.7275 per share of Common Stock
  (net of share issue costs) ...................................................           68,700          2,800
Reinvested Dividends............................................................              389             13
Exercise of Stock Options.......................................................               51              2
                                                                                    -------------     ----------
Balance March 31, 1999..........................................................          330,493         31,648
June 11, 1999 Common Stock
  issued on acquisition of Bona ................................................           97,422          6,415
Reinvested Dividends ...........................................................               22              1
                                                                                    -------------     ----------
Balance December 31, 1999 ......................................................          427,937         38,064
                                                                                    =============     ==========


     In June 1998, the Company sold 2,800,000 shares in a public offering. The Company used the net proceeds from the offering of approximately $69.0 million, together with other funds, to redeem the outstanding 9 5/8% Notes.

     In September 1998, the Company's shareholders approved an amendment to the Company's 1995 Stock Option Plan (the "Plan") to increase the number of shares of Common Stock reserved and available for future grants of options under the Plan by an additional 1,800,000 shares. As of December 31, 1999, the Company had reserved 3,642,000 shares of Common Stock for issuance upon exercise of options granted pursuant to the Plan. During the nine month period ended December 31, 1999 and the years ended March 31, 1999 and 1998, the Company granted options under the Plan to acquire up to 1,463,500, 573,000 and 359,750 shares of Common Stock (the "Grants"), respectively, to certain eligible officers, employees (including senior sea staff), and directors of the Company. The options have a 10-year term and vest equally over four years from the date of grant.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

   (all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

     A summary of the Company's stock option activity, and related information for the nine month period ended December 31, 1999 and the years ended March 31, 1999 and 1998 are as follows:

                                           December 31, 1999            March 31, 1999              March 31, 1998
                                       ----------------------------------------------------------------------------------
                                       Options   Weighted-Average  Options   Weighted-Average  Options   Weighted-Average
                                       (000's)   Exercise Price    (000s)    Exercise Price    (000s)     Exercise Price
                                          #             $             #             $             #              $
                                       ----------------------------------------------------------------------------------

Outstanding-beginning of period          1,729         26.46        1,161         26.66         1,056           23.40
Grant..................................  1,464         17.11          573         26.05           360           33.50
Exercised..............................    -              -            (2)        21.50          (232)          22.02
Forfeited..............................    (94)        21.12           (3)        30.44           (23)          30.39
                                        ------   --------------    -------    ---------------  --------      -----------
Outstanding-end of period..............  3,099         22.14        1,729         26.46         1,161           26.66
                                        ======   ==============    =======    ===============  ========      ===========

Exercisable at end of period ..........  1,019         25.35          731         24.08           565           22.14
                                        ======   ==============    =======    ===============  ========      ===========
Weighted-average fair value
  of options granted during
  the period (per option) .............                 3.88                       5.93                          8.13
                                                 ==============               ===============                ===========

     Exercise prices for the options  outstanding as of December 31, 1999 ranged
from  $16.88  to  $33.50.  These  options  have  a  weighted-average   remaining
contractual life of 8.18 years.

    As the exercise price of the Company's employee stock options equals the market price of underlying stock on the date of grant, no compensation expense is recognized under APB 25.

    Had the Company recognized compensation costs for the Grants consistent with the methods recommended by SFAS 123 (see Note 1--Accounting for Stock-Based Compensation), the Company's net income and earnings per share for the nine month period ended December 31, 1999 and the years ended March 31, 1999 and 1998 would have been stated at the pro forma amounts as follows:

                                                      Nine Months Ended         Year Ended           Year Ended
                                                         December 31,            March 31,            March 31,
                                                             1999                  1999                 1998
                                                              $                      $                    $
                                                     ---------------------------------------------------------------
Net income (loss):
As reported..........................................       (19,595)              45,406                 70,504
Pro forma............................................       (21,828)              43,715                 69,090

Basic earnings per common share:
As reported..........................................         (0.54)                1.46                   2.46
Pro forma............................................         (0.60)                1.41                   2.41

Diluted earnings per common share:
As reported..........................................         (0.54)                1.46                   2.44
Pro forma............................................         (0.60)                1.41                   2.39

    Basic earnings per share is based upon the following weighted average number of common shares outstanding: 36,384,000 shares for the nine month period ended December 31, 1999; 31,063,000 shares for the year ended March 31, 1999; and 28,655,000 shares for the year ended March 31, 1998. Diluted earnings per share, which gives effect to the aforementioned stock options, is based upon the following weighted average number of common shares outstanding: 36,405,000 shares for the nine month period ended December 31, 1999; 31,063,000 shares for the year ended March 31, 1999; and 28,870,000 shares for the year ended March 31, 1998.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

   (all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

    The fair values of the Grants were estimated on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free average interest rates of 5.8% for the nine month period ended December 31, 1999; and 5.40%, and 6.29%, for the years ended March 31, 1999 and 1998, respectively; dividend yield of 3.0%; expected volatility of 25%; and expected lives of 5 years.

10.  Commitments and Contingencies

    The Company has guaranteed 50% of the outstanding mortgage debt in the joint venture company, Soponata-Teekay Limited, totalling $28.8 million as at December 31, 1999.

    The Company has guaranteed its share of committed, uncalled capital in certain limited partnerships totalling $3.1 million as at December 31, 1999.

    As at December 31, 1999, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese Yen 100 million, Singapore dollars 2.4 million and Norwegian Kroner 16.0 million for U.S. dollars, at an average rate of Japanese Yen 102.06 per U.S. dollar, Singapore dollar 1.65 per U.S. dollar and Norwegian Kroner 7.99 per U.S. dollar, respectively, for the purpose of hedging accounts payable and accrued liabilities.

11.  Other Income (Loss)

                                                               Nine Months Ended      Year Ended        Year Ended
                                                                 December 31,          March 31,        March 31,
                                                                     1999                1999              1998
                                                                       $                   $                $
                                                             ---------------------------------------------------------
Gain on disposition of assets.................................          -                 7,117           14,392
Equity in joint venture ......................................          721                 -                 45
Write off of loan costs due to refinancing....................          -                   -             (1,308)
Loss on extinguishment of debt................................          -                   -             (2,175)
Future income taxes ..........................................       (1,500)             (1,900)              -
Miscellaneous.................................................       (3,234)                289              282
                                                                ------------            --------        ---------
                                                                     (4,013)              5,506           11,236
                                                                ============            ========       ==========

12.  Change in Non-Cash Working Capital Items Related to Operating Activities

                                                               Nine Months Ended      Year Ended        Year Ended
                                                                 December 31,          March 31,        March 31,
                                                                     1999                1999              1998
                                                                       $                   $                $
                                                             ---------------------------------------------------------
Accounts receivable............................................      (5,462)              1,332              2,484
Prepaid expenses and other assets..............................         307              (2,409)               880
Accounts payable...............................................      (6,571)             (4,238)             5,814
Accrued liabilities............................................      12,622                 598             (3,977)
                                                                 -----------           ---------          ---------
                                                                        896              (4,717)             5,201
                                                                 ===========           =========          =========

                                                                     SCHEDULE A
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)

                                                                 Nine Months Ended December 31, 1999
                                          ----------------------------------------------------------------------------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                 $                $               $               $                $
                                          ----------------------------------------------------------------------------------
Net voyage revenues                                 -            28,589         349,222         (129,461)        248,350
Operating expenses                                  493          24,056         310,304         (110,075)        224,778
                                          ----------------------------------------------------------------------------------
     Income (loss) from vessel operations          (493)          4,533          38,918          (19,386)         23,572

Net interest income (expense)                   (14,420)             87         (24,821)             -           (39,154)
Equity in net income (loss) of subsidiaries      (4,682)             -             -               4,682             -
Other income (loss)                                 -                -           (4,013)             -            (4,013)
                                          ----------------------------------------------------------------------------------
Net (loss) income                               (19,595)          4,620          10,084          (14,704)        (19,595)
Retained earnings (deficit), beginning
     of the period                              446,897         (33,570)        359,286         (325,716)        446,897
Dividends declared                              (23,172)             -             -                 -           (23,172)
                                          ==================================================================================
Retained earnings (deficit),  end of
     the period                                 404,130         (28,950)        369,370         (340,420)        404,130
                                          ==================================================================================



                                                                      Year Ended March 31, 1999
                                           ---------------------------------------------------------------------------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                  $               $               $               $                $
                                           ---------------------------------------------------------------------------------
Net voyage revenues                                 -            37,820         461,394        (180,803)         318,411
Operating expenses                                  356          37,214         376,010        (180,803)         232,777
                                           ---------------------------------------------------------------------------------
     Income (loss) from vessel operations          (356)            606          85,384            -              85,634

Net interest income (expense)                   (22,857)            148         (15,719)           -             (38,428)
Equity in net income of  subsidiaries            75,698              -             -           (75,698)              -
Other income                                        227              -           30,710        (25,431)            5,506
                                           ---------------------------------------------------------------------------------
Net income before extraordinary loss             52,712             754         100,375       (101,129)           52,712
Extraordinary loss on bond redemption            (7,306)             -             -               -              (7,306)
                                           ---------------------------------------------------------------------------------
Net income                                       45,406             754         100,375       (101,129)          45,406
Retained earnings (deficit),  beginning
of the year                                     428,102         (34,324)        258,911       (224,587)         428,102
Dividends declared                              (26,611)             -             -               -            (26,611)
                                           =================================================================================
Retained earnings (deficit), end of the
year                                            446,897         (33,570)        359,286       (325,716)         446,897
                                           =================================================================================

                                      F-15A

                                                                      SCHEDULE A
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)

                                                                       Year Ended March 31, 1998
                                           ----------------------------------------------------------------------------------
                                                             8.32% Notes                                         Teekay
                                               Teekay         Guarantor     Non-Guarantor                    Shipping Corp.
                                           Shipping Corp.   Subsidiaries     Subsidiaries    Eliminations    & Subsidiaries
                                                  $               $               $                $               $
                                           ----------------------------------------------------------------------------------
Net voyage revenues                                 -           36,443          495,650          (226,833)        305,260
Operating expenses                                 362          34,344          389,747          (226,833)        197,620
                                           ----------------------------------------------------------------------------------
     Income (loss) from vessel operations         (362)          2,099          105,903              -            107,640

Net interest income (expense)                  (33,011)            391          (15,752)             -            (48,372)
Equity in net income of  subsidiaries          105,936             -               -             (105,891)             45
Other income (loss)                             (2,059)            -             29,179           (15,929)         11,191
                                           ----------------------------------------------------------------------------------
Net income                                      70,504           2,490          119,330          (121,820)         70,504
Retained earnings (deficit), beginning
of the year                                    382,178         (18,124)         155,181          (137,057)        382,178
Dividends declared                             (24,580)        (18,690)         (15,600)           34,290         (24,580)
                                           ==================================================================================
Retained earnings (deficit), end of the
year                                           428,102         (34,324)         258,911          (224,587)        428,102
                                           ==================================================================================

   --------------
   (See Note 6)

                                      F-16
                                                                      SCHEDULE A
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                            CONDENSED BALANCE SHEETS
                         (in thousands of U.S. dollars)

                                                                      As at December 31, 1999
                                         ----------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                              Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $              $                $                $
                                         ----------------------------------------------------------------------------------
     ASSETS
Cash and cash equivalents                            210       39,652           180,465           -              220,327
Other current assets                                  42          582           162,084       (102,376)           60,332
                                         ----------------------------------------------------------------------------------
     Total current assets                            252       40,234           342,549       (102,376)          280,659
Vessels and equipment (net)                                   294,800         1,371,955           -            1,666,755
Advances due from subsidiaries                   121,415         -                 -          (121,415)             -
Other assets (principally marketable securities
     and investments in subsidiaries)            943,389         -               15,873       (943,394)           15,868
Investment in joint venture                         -            -               19,402           -               19,402
                                         ==================================================================================
                                               1,065,056      335,034         1,749,779     (1,167,185)        1,982,684
                                         ==================================================================================
     LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities                                7,989          991           227,331       (109,808)          126,503
Long-term debt                                   225,000          -             797,010           -            1,022,010
Due to (from) affiliates                            -          (6,337)          211,255       (204,918)             -
                                         ----------------------------------------------------------------------------------
     Total liabilities                           232,989       (5,346)        1,235,596       (314,726)        1,148,513
                                         ----------------------------------------------------------------------------------
Minority Interest                                   -             -               2,104           -                2,104
Stockholders' Equity
Capital stock                                    427,937           23             5,943         (5,966)          427,937
Contributed capital                                 -         369,307           136,766       (506,073)             -
Retained earnings (deficit)                      404,130      (28,950)          369,370       (340,420)          404,130
                                         ----------------------------------------------------------------------------------
     Total stockholders' equity                  832,067      340,380           512,079       (852,459)          832,067
                                         ==================================================================================
                                               1,065,056      335,034         1,749,779     (1,167,185)        1,982,684
                                         ==================================================================================

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
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $               $               $                $
                                         ----------------------------------------------------------------------------------
     ASSETS
Cash and cash equivalents                           5             33,313         85,117             -            118,435
Other current assets                               28                768        142,414          (95,249)         47,961
                                         ----------------------------------------------------------------------------------
     Total current assets                          33             34,081        227,531          (95,249)        166,396
Vessels and equipment (net)                       -              306,764        967,775             -          1,274,539
Advances due from subsidiaries                213,498               -              -            (213,498)           -
Other assets (principally marketable securities
     and investments in subsidiaries)         792,084               -            11,290         (792,089)         11,285
                                         ==================================================================================
                                            1,005,615            340,845      1,206,596       (1,100,836)      1,452,220
                                         ==================================================================================
     LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities                             3,225              1,095        161,944          (95,995)         70,269
Long-term debt                                225,000                -          379,561             -            604,561
Due to (from) affiliates                         -                 3,990        163,096         (167,086)           -
                                         ----------------------------------------------------------------------------------
     Total liabilities                        228,225              5,085        704,601         (263,081)         674,830
                                         ----------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                                 330,493                 23          5,943           (5,966)         330,493
Contributed capital                              -               369,307        136,766         (506,073)            -
Retained earnings (deficit)                   446,897            (33,570)       359,286         (325,716)         446,897
                                         ----------------------------------------------------------------------------------
     Total stockholders' equity               777,390            335,760        501,995         (837,755)         777,390
                                         ==================================================================================
                                            1,005,615            340,845      1,206,596       (1,100,836)       1,452,220
                                         ==================================================================================

 --------------
 (See Note 6)

                                      F-17
                                                                      SCHEDULE A
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                                       Nine Months Ended December 31, 1999
                                                 --------------------------------------------------------------------------------
                                                                 8.32% Notes                                         Teekay
                                                     Teekay       Guarantor     Non-Guarantor                    Shipping Corp.
                                                 Shipping Corp.  Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                       $              $               $                $               $
                                                 --------------------------------------------------------------------------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                 --------------------------------------------------------------------------------
     Net cash flow from operating activities            (9,844)      16,674           44,683                           51,513
                                                 --------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                               -           -             100,000                          100,000
Prepayments of long-term debt                              -           -             (10,000)                         (10,000)
Repayments of long-term debt                               -           -             (32,252)                         (32,252)
Other                                                   49,933      (10,327)         (62,756)                         (23,150)
                                                 --------------------------------------------------------------------------------
     Net cash flow from financing activities            49,933      (10,327)          (5,008)                          34,598
                                                 --------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                    -              (8)         (29,903)                         (29,911)
Net cash flow from purchase of Bona Shipholding Ltd.
     (net of cash acquired of $91,658)                 (39,884)        -                -                             (39,884)
Other                                                                                 85,576                           85,576
                                                 --------------------------------------------------------------------------------
     Net cash flow from investing activities           (39,884)          (8)          55,673                           15,781
                                                 --------------------------------------------------------------------------------
Increase in cash and cash equivalents                      205        6,339           95,348                          101,892
Cash and cash equivalents, beginning of the period           5       33,313           85,117                          118,435
                                                 ================================================================================
Cash and cash equivalents, end of the period               210       39,652          180,465                          220,327
                                                 ================================================================================

                                                                            Year Ended March 31, 1999
                                                 --------------------------------------------------------------------------------
                                                                 8.32% Notes                                         Teekay
                                                     Teekay       Guarantor     Non-Guarantor                    Shipping Corp.
                                                 Shipping Corp.  Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                       $              $               $                $               $
                                                 --------------------------------------------------------------------------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                 --------------------------------------------------------------------------------
     Net cash flow from operating activities          (24,829)        21,261         141,276                          137,708
                                                 --------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                             -              -            230,000                          230,000
Prepayments of long-term debt                        (108,034)          -           (160,000)                        (268,034)
Repayments of long-term debt                          (20,645)          -            (29,932)                         (50,577)
Net proceeds from issuance of Common Stock             68,751           -               -                              68,751
Other                                                  84,740          3,252        (114,904)                         (26,912)
                                                 --------------------------------------------------------------------------------
     Net cash flow from financing activities           24,812          3,252         (74,836)                         (46,772)
                                                 --------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                   -            (1,887)        (95,307)                         (97,194)
Other                                                    -              -             36,740                           36,740
                                                 --------------------------------------------------------------------------------
     Net cash flow from investing activities             -            (1,887)        (58,567)                         (60,454)
                                                 --------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents          (17)        22,626           7,873                           30,482
Cash and cash equivalents, beginning of the year           22         10,687          77,244                           87,953
                                                 ================================================================================
Cash and cash equivalents, end of the year                  5         33,313          85,117                          118,435
                                                 ================================================================================

                                      F-17A

                                                                      SCHEDULE A
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                                           Year Ended March 31, 1998
                                                ---------------------------------------------------------------------------------
                                                                 8.32% Notes                                         Teekay
                                                    Teekay        Guarantor     Non-Guarantor                    Shipping Corp.
                                                Shipping Corp.   Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                       $              $               $                $               $
                                                ---------------------------------------------------------------------------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                ---------------------------------------------------------------------------------
     Net cash flow from operating activities        (32,624)          23,489        170,254                          161,119
                                                ---------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                           -                -           208,600                          208,600
Prepayments of long-term debt                       (29,056)            -          (121,599)                        (150,655)
Repayments of long-term debt                           -                -           (33,876)                         (33,876)
Net proceeds from issuance of Common Stock            5,126             -              -                               5,126
Other                                                22,254          (17,968)       (21,270)                         (16,984)
                                                ---------------------------------------------------------------------------------
     Net cash flow from financing activities         (1,676)         (17,968)        31,855                           12,211
                                                ---------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                 -              (3,566)      (212,009)                        (215,575)
Other                                                34,290             -           (21,615)                          12,675
                                                ---------------------------------------------------------------------------------
     Net cash flow from investing activities         34,290           (3,566)      (233,624)                        (202,900)
                                                ---------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents        (10)           1,955        (31,515)                         (29,570)
Cash and cash equivalents, beginning of the year         32            8,732        108,759                          117,523
                                                =================================================================================
Cash and cash equivalents, end of  the year              22           10,687         77,244                           87,953
                                                =================================================================================

    --------------
  (See Note 6)