Form 20-F
period 2000-12-31
TEEKAY SHIPPING CORP
filed 2001-04-02
CIK 911971

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
[   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000

OR

[   ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau,
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

39,145,219 shares of Common Stock, par value of $0.001 per share.

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

Item 17     [  ]      Item 18     [X]

TEEKAY SHIPPING CORPORATION

INDEX TO REPORT ON FORM 20-F

                                                                                                                                                                                                               Page

PART I.

Item 1.           Identity of Directors, Senior Management and Advisors........................................................................... .....................Not applicable
Item 2.           Offer Statistics and Expected Timetable........................................................................... .............................................Not applicable

Item 12.         Description of Securities Other than Equity Securities........................................................................... .........................Not applicable

PART II.

Item 13.           Defaults, Dividend Arrearages and Delinquencies................................................................................ ..........................     36
Item 14.           Material Modifications to the Rights of Security Holders and Use of Proceeds.................................................... ..........      36
Item 15.           [Reserved]...................................................................................................................... ..........................................Not applicable
Item 16.           [Reserved]...................................................................................................................... ..........................................Not applicable

PART III.

Item 17.            Financial Statements............................................................................................................ .....................................Not applicable

PART I

Item 1.     Identity of Directors, Senior Management and Advisors
                 Not applicable.

Item 2.     Offer Statistics and Expected Timetable
                 Not applicable.

Item 3.     Key Information

Selected Financial Data

Set forth below are selected consolidated financial and other data of Teekay Shipping Corporation (“Teekay”), together with its subsidiaries (the “Company”), for the year ended December 31, 2000, the nine month period ended December 31, 1999 and the three years ended March 31, 1999, 1998, 1997, which have been derived from the Company’s Consolidated Financial Statements. The data below should be read in conjunction with the Consolidated Financial Statements and the notes thereto and the report of Ernst & Young, independent Chartered Accountants, with respect to the financial statements for the year ended December 31, 2000, the nine month period ended December 31, 1999 and the year ended March 31, 1999, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Company changed its fiscal year end from March 31 to December 31, commencing December 31, 1999, in order to facilitate comparison of its operating results to those of other companies in the transportation industry.

                                          Year Ended    Nine Months Ended    Year Ended      Year Ended    Year Ended
                                          -----------   ------------------   -----------     -----------   ----------
                                           December 31,   December 31,        March 31,      March 31,      March 31,
                                           ---------      -------------       ----------     ----------     ---------
                                             2000               1999              1999           1998           1997
                                              ----              ----              ----           ----           ----
                                            (U.S. dollars in thousands, except per share and per day data and ratios)
Income Statement Data:
Voyage revenues........................    $ 893,226    $    377,882          $  411,922     $  406,036      $382,249
Voyage expenses........................      248,957         129,532              93,511        100,776       102,037
Net voyage revenues....................      644,269         248,350             318,411        305,260       280,212
Income from vessel operations..........      327,675          23,572              85,634        107,640        94,258
Interest expense.......................      (74,540)        (44,996)            (44,797)       (56,269)      (60,810)
Interest income........................       13,021           5,842               6,369          7,897         6,358
Other income (loss)....................        3,864          (4,013)              5,506         11,236         2,824
Net income (loss) before extraordinary
    loss...............................      270,020         (19,595)             52,712         70,504        42,630
Extraordinary loss on bond redemption..         --                --              (7,306)            --            --
Net income (loss)......................      270,020         (19,595)             45,406         70,504        42,630
Per Share Data:
Net income (loss) before extraordinary
    loss...............................    $    7.02    $      (0.54)         $     1.70     $     2.46      $   1.52
Extraordinary loss on bond redemption..         --                --               (0.24)            --            --
Net income (loss)-- basic..............         7.02           (0.54)               1.46           2.46          1.52
Net income (loss)-- diluted............         6.86           (0.54)               1.46           2.44          1.50
Cash earnings-- basic(1)...............         9.67            1.19                4.72           5.78          4.75
Cash dividends declared................         0.86            0.65                0.86           0.86          0.86
Balance Sheet Data (at end of period):
Cash and marketable securities.........    $ 223,123    $    226,381          $  132,256     $  115,254     $ 117,523
Capital stock..........................      452,808         427,937             330,493        261,353       247,637
Total assets...........................    1,974,099       1,982,684           1,452,220      1,460,183     1,372,838
Total debt.............................      797,484       1,085,167             641,719        725,369       699,726
Total stockholders' equity.............    1,098,512         832,067             777,390        689,455       629,815
Number of outstanding shares of common
    stock..............................   39,145,219      38,064,264          31,648,318     28,832,765    28,326,996
Other Financial Data:
EBITDA(2)..............................    $ 449,191    $     89,839          $  186,069     $  209,582     $ 191,632
EBITDA to interest expense(2)(3).......         6.10x           1.96x               3.98x          3.80x         3.22x
Total debt to EBITDA(2)................         1.78           12.08                3.45           3.46          3.65
Total debt to total capitalization.....         42.1%           56.6%               45.2%          51.3%         52.6%
Net debt to capitalization(4)..........         34.3            50.8                39.6           46.9          48.0
Cash earnings(1).......................    $ 372,168    $     43,343          $  146,489     $  165,575     $ 191,632
Capital expenditures:
  Vessel and equipment purchases, gross       43,512         452,584              85,445        197,199        65,104
  Drydocking...........................       11,941           6,598              11,749         18,376        16,559
Fleet Data:
Average number of ships(5) ............           71              65                  47             43            41
Average age of Company's Aframax fleet
  (in years)(6) .......................          8.3             7.4                 8.0            7.6           7.9
TCE per ship per day(5)(7)(8)..........    $  27,138    $     13,462          $   19,576     $   21,373     $  20,356
Vessel operating expenses per ship per
day(8)(9)..............................        4,980           5,621               4,969          4,554         4,922
Operating cash flow per ship per
day(8)(10).............................       18,145           4,731              10,903         12,664        11,819
(Footnotes on following page) (Footnotes for previous page)

  Cash earnings represents net income (loss) before extraordinary items, foreign exchange gains (losses), and before depreciation and amortization expense. Cash earnings is included because it is used by certain investors to measure a company’s financial performance as compared to other companies in the shipping industry. Cash earnings is not required by U.S. generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by U.S. generally accepted accounting principles.

  EBITDA represents net income (loss) before extraordinary items, interest expense, income tax expense, depreciation and amortization expense, minority interest, and gains or losses arising from prepayment of debt, foreign exchange translation and disposal of assets. EBITDA is included because such data is used by certain investors to measure a company’s financial performance. EBITDA is not required by U.S. generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by U.S. generally accepted accounting principles.

  For purposes of computing EBITDA to interest expense, interest expense includes capitalized interest but excludes amortization of loan costs.

  Net debt represents total debt less cash, cash equivalents and marketable securities.

  Includes vessels time-chartered-in, but excludes vessels of a joint venture.

  Average age of Company’s Aframax fleet is the average age, at the end of the relevant period, of all the Aframax vessels owned, leased or time-chartered-in by the Company, excluding vessels of a joint venture.

  TCE (or “time charter equivalent”) is a measure of the revenue performance of a vessel, which, on a per voyage basis, is generally determined by Clarkson Research Studies Inc. (“Clarkson”) and other industry data sources by subtracting voyage expenses (except commissions) which are incurred in transporting cargo from gross revenue per voyage and dividing the remaining revenue by the total number of days required for the round-trip voyage. Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expense, port fees and canal tolls. For purposes of calculating the Company’s average TCE for the year, TCE has been calculated consistent with Clarkson’s method, by deducting total voyage expenses (except commissions) from total voyage revenues and dividing the remaining sum by the Company’s total voyage days in the year.

  To facilitate comparison to prior years’ results, excludes the results from the Company’s Australian-crewed vessels. The Company’s four Australian-crewed vessels have been part of the Company’s fleet since the fourth quarter of the year ended March 31, 1998. Vessel operating expenses for the Australian-crewed vessels are substantially higher than those for the rest of the Company’s fleet on a per ship basis, primarily as a result of higher crew costs, with correspondingly higher charter rates associated with the charter arrangements for those vessels. The Company’s eight oil/bulk/ore carriers (“O/B/Os”) acquired as part of the Company’s purchase of Bona Shipholding Ltd. on June 11, 1999 have been excluded to facilitate comparison to prior years’ results and also because the O/B/Os’ operating expenses are not comparable with the Company’s Aframax fleet.

  Vessel operating expenses consist of all expenses relating to the operation of vessels (other than voyage expenses), including crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses including communications. Ship days are calculated on the basis of a 365-day year multiplied by the average number of vessels in the Company’s fleet for the respective year. Vessel operating expense amounts exclude vessels time-chartered-in.

  Operating cash flow represents income from vessel operations plus depreciation and amortization expense (other than drydock amortization expense). Ship days are calculated on the basis of a 365 day fiscal year multiplied by the average number of vessels in the Company’s fleet for the respective year. Operating cash flow is not required by U.S. generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by U.S. generally accepted accounting principles.

Risk Factors

Cyclical Nature of the Tanker Industry

Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, tanker capacity. Increases in tanker capacity supply or decreases in tanker capacity demand could have a material adverse effect on the Company’s business, financial condition, and results of operations. The supply of tanker capacity is a function of the number of new vessels built and older vessels scrapped, converted and lost. The demand for tanker capacity is influenced by, among other factors, global and regional economic conditions, increases and decreases in industrial production and demand for crude oil and petroleum products, developments in international trade and changes in seaborne and other transportation patterns.

Aframax TCE rates increased significantly in 2000 due to increased demand for modern tankers arising from increased oil production and discrimination against older tankers by charterers. Because many of the factors influencing the supply of and demand for tanker capacity are unpredictable, the nature, timing and degree of changes in tanker industry conditions are also unpredictable.

Dependence on Oil Markets

Demand for tanker vessels in transporting crude oil and petroleum products has been dependent upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on the Company. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, as well as competition from alternative energy sources.

Dependence on Spot Voyages

Due to the Company’s dependence on the spot charter market, declining charter rates in a given period generally will result in corresponding declines in operating results for that period. The spot charter market is highly competitive and spot charter rates are subject to significant fluctuations based on tanker and oil supply and demand. Future spot charters may not be available at rates that will be sufficient to enable the Company’s vessels to be operated profitably or to provide sufficient cash flow to service its debt obligations. See Item 5 – Operating and Financial Review and Prospects - General.

Competition

The Company obtains employment for its vessels in highly competitive markets. Competition arises primarily from other Aframax tanker owners, including major oil companies as well as independent companies and, to a lesser extent, owners of other size tankers. The Company’s market share is insufficient to enforce any degree of pricing discipline in the markets in which the Company operates. There can be no assurance that the Company’s competitive position will not erode in the future. Any new markets that the Company enters could include participants that have greater financial strength and capital resources than the Company. The Company may not be successful in entering the shuttle tanker market through its acquisition of Ugland Nordic Shipping ASA. See Item 4 – Information on the Company – Competition and Item 4 – Information on the Company – Acquisition of Ugland Nordic Shipping ASA.

Environmental and Other Regulations

The operations of the Company are affected by extensive and changing environmental protection laws and other regulations. The Company has incurred, and expects to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for ship modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit the Company’s ability to do business or further increase the cost of doing business. This could have a material adverse effect on the Company’s business, financial condition and results of operations. See Item 4 – Information on the Company – Regulation.

Risk of Loss and Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, property losses, and business interruptions due to a variety of causes. Any such event may result in loss of revenues or increased costs. There can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. See Item 4 – Information on the Company - Risk of Loss and Insurance.

Potential Inability to Achieve and Manage Growth

A principal component of the Company’s strategy is to continue to grow by expanding its business both in the geographic areas and market segments where it has historically focused and into new geographic areas, market segments and services. The Company may not be successful in expanding its operations and any expansion may not be profitable. The Company’s future growth will depend upon a number of factors, both within and outside of the Company’s control, including: the Company’s identification of new markets; acceptance by new customers; identification and entering into suitable joint venture opportunities; identification and acquisition on favorable terms of suitable acquisition candidates; successful integration of any acquired businesses with the Company’s existing operations; continued successful operations of any acquired businesses, including its acquisition of Ugland Nordic Shipping ASA; ability to hire and train qualified personnel and ability to obtain required financing. The failure to effectively identify, purchase, develop and integrate any acquired business could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the results achieved to date may not be indicative of the Company’s ability to penetrate new markets, many of which may have different competitive conditions and characteristics than the Company’s current markets. See Item 4 – Information on the Company – Acquisition of Ugland Nordic Shipping ASA.

To the extent its operations continue to expand, the Company will continue to experience growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. Recent growth has increased, and future growth would continue to increase, the Company’s operating complexity and the level of responsibility of existing and new management personnel. The Company cannot provide assurance that it will be able to attract and retain qualified management and employees, especially qualified officers and other seagoing personnel, of which there is a limited supply, that its current operating and financial systems and controls will be adequate as the Company grows, or that any steps taken to attract and retain management and employees and to improve such systems and controls will be sufficient.

Seasonal Variations in Operating Results

The Company operates its tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may result in quarter-to-quarter volatility in the Company’s results of operations. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. As a result, the Company’s revenues have historically been weaker during its fiscal quarters ended June 30 and September 30, and, conversely, revenues have been stronger in the Company’s fiscal quarters ended December 31 and March 31. See Item 5 – Operating and Financial Review and Prospects - General.

Newbuildings

The Company is typically required to expend substantial sums as progress payments during construction of a newbuilding, but the Company does not derive any revenue from the vessel until after its delivery. If the shipyard were unable to complete the contract or if the Company were unable to obtain financing required to complete payments on any of its newbuilding orders, the Company could effectively forfeit all or a portion of the progress payments previously made. The Company, through its subsidiary Ugland Nordic Shipping ASA, currently has four newbuildings on order with deliveries scheduled for May 2001, December 2002, March 2003, and September 2003. The Company may in the future order additional newbuildings. See Item 4 – Information on the Company – Acquisition of Ugland Nordic Shipping ASA.

Customer Concentration

The Company has derived, and believes that it will continue to derive, a significant portion of its voyage revenues from a limited number of customers. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on the Company’s business, financial condition and results of operations. See Item 4 – Information on the Company – Customers.

Exposure to Currency Exchange Rate and Interest Rate Fluctuations

While virtually all of the Company’s revenues are earned in U.S. dollars, a portion of the Company’s operating costs are incurred in currencies other than U.S. dollars. This partial mismatch in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Japanese Yen, the Singapore Dollar, the Canadian Dollar, the British Pound, the Norwegian Kroner and the Australian Dollar. At December 31, 2000, the majority of the Company’s debt bore interest at floating interest rates. Increases in interest rates would increase interest payments on this debt, and could have a material adverse effect on the Company’s business, financial condition and results of operation. In order to partially mitigate this exposure the Company has entered into interest rate swaps that effectively change the Company’s interest rate exposure on $100.0 million of debt from a floating LIBOR rate to an average fixed rate of 6.71%. See Item 11 – Quantitative and Qualitative Disclosures About Market Risk.

Operations Outside the United States

The operations of the Company are primarily conducted outside the United States and, therefore, they may be affected by changing economic, political and governmental conditions in the countries where the Company is engaged in business or where its vessels are registered. Any disruption caused by these factors could have a material adverse effect on the Company’s business, financial condition and results of operations. See Item 4 – Information on the Company - Operations Outside the United States.

Possible Taxation of the Company's United States Source Income

In the absence of exemption from tax under Section 883 of the United States Internal Revenue Code, the shipping income derived from the United States sources attributable to the Company’s subsidiaries’ transportation of cargoes to or from the United States will be subject to U.S. federal income tax. If the Company’s subsidiaries were subject to such tax the Company’s net income and cash flow would be reduced by the amount of such tax. The tax that would be imposed would be equal to an effective rate of 2% on U.S. source income. Due to the absence of interpretive regulations or other applicable authority under the relevant Internal Revenue Code sections, the Company is unable to confirm with certainty that its subsidiaries qualify for exemption from taxation under Section 883.

Item 4. Information on the Company

The Company

The Company is a leading provider of international crude oil and petroleum product transportation services through the world’s largest fleet of medium size oil tankers. The Company’s modern fleet of tankers provides transportation services to major oil companies, oil traders and government agencies world wide.

As of March 1, 2001, the Company’s fleet consisted of 75 vessels: 70 Aframax oil tankers and O/B/Os (including five vessels time-chartered-in and one vessel owned by a joint venture), two smaller oil tankers, two Suezmax tankers owned by a joint venture, and one Very Large Crude Carrier (“VLCC”). The Company’s vessels are of Bahamian, Norwegian, Australian, Liberian, Panamanian and Marshall Islands registry. The Company’s fleet has a total cargo capacity of approximately 7.5 million tonnes and its Aframax and O/B/O vessels represent approximately 11% of the total tonnage of the world Aframax and O/B/O fleet. This information does not include the vessels controlled through the Company’s acquisition of Ugland Nordic Shipping ASA. See - Acquisition of Ugland Nordic Shipping ASA.

The Company’s Aframax tanker fleet is one of the most modern fleets in the world, with an average age of approximately 8.3 years, compared to an average age for the world oil tanker fleet, including Aframax tankers, of approximately 12.4 years and for the world Aframax tanker fleet of approximately 13.4 years. The Company has been recognized by customers and tanker rating services for safety, quality and service. Given the age profile of the world tanker fleet, increasing emphasis by customers on quality as a result of stringent environmental regulations, and heightened concerns about liability for oil pollution, the Company believes that its modern fleet and its emphasis on quality and safety provide it with a favorable competitive profile.

Through wholly owned subsidiaries located worldwide, the Company provides substantially all of the operations, ship maintenance, crewing, technical support, shipyard supervision, insurance and financial management services necessary to support its fleet.

The Company has chartering staff located in Vancouver, Tokyo, London, Oslo, Houston and Singapore. Each office serves the Company’s clients headquartered in such office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. Management believes that monitoring such information is critical to making informed bids on competitive brokered business. During the year ended December 31, 2000, approximately 82% of the Company’s net voyage revenues were derived from spot voyages or time charters and contracts of affreightment priced on a spot market basis.

The Company pursues an intensively customer and operations-oriented business strategy, emphasizing market concentration and service quality to achieve superior operating results. The Company believes that it has five key competitive strengths: (i) market concentration in the Indo-Pacific and Atlantic Basin, which facilitates comprehensive coverage of charterer requirements and provides a base for efficient operation and a high degree of capacity utilization, (ii) full-service marine operations capabilities and experienced management in all functions critical to its operations, which affords a focused marketing effort, tight quality and cost controls, improved capacity utilization and effective operations and safety monitoring, (iii) a modern, high-quality fleet that operates with high fuel efficiency and low maintenance and operating costs and affords greater acceptance among charterers in an environment of increasingly stringent operating and safety standards, (iv) a large, uniform-size fleet of Aframax (75,000 to 115,000 dwt) tankers, many of which are in sister vessel series (substantially identical vessels), which facilitates scheduling flexibility due to vessel substitution opportunities, permitting greater responsiveness to customer demands and enhanced capacity utilization, and which results in lower operating costs than those experienced by smaller operators, and (v) a strong network of customer relationships and a reputation for transportation excellence among quality-sensitive customers. As a result of its business strategy, the Company has achieved consistently higher operating cash flow per vessel as compared to an average of certain other publicly traded shipping companies. The Company’s growth strategy is to leverage its existing competitive strengths to continue to expand its business. The Company anticipates that the continued upgrade and expansion of its tanker business will continue to be a key component of its strategy. In addition, the Company believes that its full-service marine operations capabilities, reputation for safety and quality and strong customer orientation provide it with the opportunity to expand its business by providing additional value-added and innovative services, in many cases to existing customers. Finally, the Company intends to identify expansion opportunities in new tanker market segments, geographic areas and services to which the Company’s competitive strengths are well suited, such as the Company’s entry into the Shuttle tanker market through its acquisition of Ugland Nordic Shipping ASA. The Company may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions.

The Teekay organization was founded in 1973 to manage and operate oil tankers. Prior to 1985, the Company chartered-in most of the tonnage it subsequently provided to its customers. As the availability of acceptable chartered-in tonnage declined, management began an expansion of its owned fleet. Since 1985, the Company has significantly expanded and modernized its owned fleet by taking delivery of 42 new vessels and acquiring 33 vessels in the second-hand market, as well as disposing of 29 older tankers over the past nine years. In addition, the Company acquired control of an additional 26 vessels in its acquisition in 1999 of Bona Shipholding Ltd. and an additional 18 vessels in its recent acquisition of Ugland Nordic Shipping ASA, both described below.

Teekay is incorporated under the laws of the Republic of The Marshall Islands and maintains its principal executive headquarters at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, The Bahamas. Its telephone number at such address is (242) 502-8820. The Company’s principal operating office is located at Suite 1400, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M5. Its telephone number at such address is (604) 683-3529.

Acquisition of Ugland Nordic Shipping ASA

As of March 6, 2001, the Company had purchased approximately a 56% interest in Ugland Nordic Shipping ASA (“UNS”) (9% of which was purchased in 2000) for approximately $117 million cash, or an average price of approximately Norwegian Kroner 134 per share. UNS controls a modern fleet of 18 Shuttle tankers (including four newbuildings) (the “UNS Fleet”) that engage in the transportation of oil from offshore production platforms to refineries. The UNS Fleet has an average age of 9.5 years, excluding the four newbuildings, and operates primarily in the North Sea under fixed-rate long-term contracts. In addition, UNS owns approximately 17.3% of the publicly traded company Nordic American Tankers Shipping Ltd. (AMEX: NAT), the owner of three Suezmax tankers on a long-term contract to BP Shipping. Shares of UNS are listed on the Oslo Stock Exchange. For the year ended December 31, 2000, UNS earned net voyage revenues of Norwegian Kroner 817.1 million, or approximately $92.8 million, resulting in income from vessel operations of Norwegian Kroner 392.6 million, or approximately $44.6 million. Such U.S. Dollar amounts have been calculated using the average exchange rate for 2000. The operating results of UNS will be reflected in the Company’s financial statements commencing the effective date of the acquisition.

As required by Norwegian law, the Company will launch a mandatory bid for the remaining shares in UNS at Norwegian Kroner 140 per share (for a total additional cost of approximately $100 million).

Acquisition of Bona Shipholding Ltd.

On June 11, 1999, the Company acquired Bona Shipholding Ltd. (“Bona”) for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of the Company’s common stock. Bona was the world’s third largest operator of medium-size tankers, controlling a fleet of vessels consisting of 15 Aframax tankers, eight O/B/Os and, through a joint venture, 50% interests in one additional Aframax tanker and two Suezmax tankers. Bona engaged in the transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region. Through this acquisition, the Company combined Bona’s market strength in the Atlantic region with the Company’s franchise in the Indo-Pacific Basin. Bona’s operating results are reflected in the Company’s financial statements commencing the effective date of the acquisition.

Competition

International seaborne oil and other petroleum products transportation services are provided by two main types of operators: captive fleets of major oil companies (both private and state-owned) and independent ship owner fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by the Company, also operate their own vessels and transport their own oil as well as oil for third party charterers in direct competition with independent owners and operators. Competition for charters is intense and is based upon price, location, the size, age, condition and acceptability of the vessel, and the vessel’s manager. Competition in the Aframax (75,000 to 115,000 dwt) segment is also affected by the availability of other size vessels that compete in the Company’s markets. Suezmax (115,000 to 200,000 dwt) size vessels and Panamax (50,000 to 75,000 dwt) size vessels can compete for many of the same charters for which the Company competes. Because of their large size, Ultra Large Crude Carriers (320,000+ dwt) (“ULCCs”) and Very Large Crude Carriers (200,000 to 320,000 dwt) (“VLCCs”) rarely compete directly with Aframax tankers for specific charters; however, because ULCCs and VLCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

The Company competes principally with other Aframax owners through the global tanker charter market, comprised of tanker broker companies that represent both charterers and ship owners in chartering transactions. Within this market, some transactions, referred to as “market cargoes,” are offered by charterers through two or more brokers simultaneously and shown to the widest possible range of owners; other transactions, referred to as “private cargoes,” are given by the charterer to only one broker and shown selectively to a limited number of owners whose tankers are most likely to be acceptable to the charterer and are in position to undertake the voyage. Management estimates that the Company transacts approximately one-third of its spot voyages from market cargoes, the remainder being either private cargoes or direct cargoes transacted directly with charterers outside this market.

Other large operators of Aframax tonnage include Neptune Orient Lines Ltd. (owned partially by the Singapore government), with approximately 20 Aframax vessels, Shell International Marine, a subsidiary of Royal Dutch/Shell Petroleum Corporation, with approximately 16 Aframax vessels trading globally (9 of which are on charter), Ermis Maritime Corp., with approximately 13 Aframax vessels, Tanker Pacific Management, which controls approximately 13 Aframax vessels, General Maritime Corporation, with approximately 15 Aframax vessels, and Overseas Shipholding Group, with approximately 8 Aframax vessels. Management believes that it has significant competitive advantages in the Aframax tanker market as a result of the age, quality, type and dimensions of its vessels and its market share in the Indo-Pacific and Atlantic Basins. Some competitors of the Company, however, may have greater financial strength and capital resources than the Company.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including business acquisitions, such as the acquisitions of Bona and UNS. To the extent the Company enters new geographic areas or tanker market segments, there can be no assurance that the Company will be able to compete successfully therein. New markets, such as the Shuttle tanker market, may involve competitive factors which differ from those of the Aframax market segment in the Indo-Pacific and Atlantic Basins and may include participants which have greater financial strength and capital resources than the Company.

Regulation

The business of the Company and the operation of its vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, the Company cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of its vessels. Additional conventions, laws and regulations may be adopted which could limit the ability of the Company to do business or increase the cost of its doing business and which may materially adversely affect the Company’s operations. The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels owned by the Company will depend upon a number of factors, the Company believes that it has been and will be able to obtain all permits, licenses and certificates material to the conduct of its operations.

The Company believes that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market and will accelerate the scrapping of older vessels throughout the industry.

Environmental Regulation—International Maritime Organization (“IMO”). On March 6, 1992, the IMO adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which went into effect on July 6, 1995, in many jurisdictions in which the Company’s tanker fleet operates, provide that (i) tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces, not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull, or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (ii) tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction, and (iii) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker (i) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (ii) commences a major conversion or has its keel laid on or after January 6, 1994, or (iii) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Under the current regulations, the single-hulled vessels of the Company’s existing fleet will be able to operate for substantially all of their respective economic lives before being required to have double-hulls. None of the Company’s vessels are older than 20 years, therefore, the IMO requirements currently in effect regarding 25 and 30 year-old tankers will not affect the Company’s fleet in the near future. However, compliance with the new regulations regarding inspections of all vessels may adversely affect the Company’s operations. The Company cannot at the present time evaluate the likelihood or magnitude of any such adverse effect on the Company’s operations due to uncertainty of interpretation of the IMO regulations.

The operation of the Company’s vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the Company’s applicable vessels is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations—The United States Oil Pollution Act of 1990 (“OPA 90”). OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone.

Under OPA 90, vessel owners, operators and bareboat (or “demise”) charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rents, fees and other lost revenues, (iv) lost profits or impairment of earning capacity due to property or natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. The Company currently plans to continue to maintain for each of its vessels pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which event there could materially adversely affect the Company.

Under OPA 90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and hull construction. Excluding the vessels acquired in conjunction with the purchase of UNS, eight of the Company’s non-double-hulled vessels are over 15 years old, and the oldest of these vessels, the Teekay Foam and Teekay Favour, would not be phased-out under the double-hull regulations until April 2009 and November 2009, respectively. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore.

OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard (the “Coast Guard”) evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, or guaranty. Under OPA 90, an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90.

The Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility; and, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. The Company has complied with the Coast Guard regulations by providing a financial guaranty from a related company evidencing sufficient self-insurance.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

Owners or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things, (i) address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge,” (ii) describe crew training and drills, and (iii) identify a qualified individual with full authority to implement removal actions. The Company has filed vessel response plans with the Coast Guard for the tankers owned by the Company and has received approval of such plans for all vessels in its fleet to operate in United States waters.

Environmental Regulation—Other Environmental Initiatives. The European Union is considering legislation that will affect the operation of tankers and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the “CLC”), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $80.5 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Environmental Regulation—Proposed IMO Regulations. The IMO, in conjunction with the European Commission, has proposed a timetable for the accelerated phasing-out of single-hull oil tankers. Under the proposal, which will be discussed further by the IMO’s Marine Environment Committee in April 2001, oil tankers delivered in 1973 and which do not comply with the requirements for protectively located segregated ballast tanks will be phased out by January 1, 2003.

The sinking of the oil tanker Erika off the coast of France on December 12, 1999 polluted more than 250 miles of French coastline with heavy oil. Following the spill, the European Commission adopted a “communication on the safety of oil transport by sea,” also named the “Erika communication.” As a part of this, the Commission has adopted a proposal for a general ban on single-hull oil tankers. The timetable for the ban shall be similar to that set by the United States under OPA in order to prevent oil tankers banned from U.S. waters from shifting their trades to Europe. The ban plans for a gradual phase-out of tankers depending on vessel type:

        - Single-hull oil tankers larger than 20,000 dwt without protective ballast tanks around the cargo tanks. Under current proposals, vessels in this category would be phased out progressively between January 1, 2003 and January 1, 2007, depending on their year of delivery.

        - Single-hull oil tankers larger than 20,000 dwt in which the cargo tank area is partly protected by segregated ballast tanks. Under current proposals, vessels in this category built before 1987 would be phased out after their 25th year of operation. Vessels built after 1987 would be phased out between January 1, 2012 and January 1, 2017, depending on their year of delivery.

        - Single-hull oil tankers between 5,000 dwt and 20,000 dwt. Under the current proposals, vessels in this category built before 1987 would be phased out between January 1, 2003 and January 1, 2013, depending on their year of delivery. Vessels built after 1987 would be phased out between January 1, 2013 and January 1, 2017, depending on thier year of delivery.

Excluding the vessels acquired in conjunction with the purchase of UNS, the proposed regulations, if adopted, would not have an impact on the Company’s existing fleet until at least 2012. Even if the most aggressive alternative under consideration by the IMO for phasing-out single-hull oil tankers is passed in its current form, the eventual impact on the Company’s fleet is not expected to be significant.

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

Operations Outside the United States

The operations of the Company are primarily conducted outside of the United States and, therefore, may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where the Company is engaged in business or where its vessels are registered. During the year ended December 31, 2000, the Company derived approximately 59% of its total revenues from its operations in the Indo-Pacific Basin. In the past, political conflicts in such regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to, in limited instances, acts of terrorism and piracy. Future hostilities or other political instability in the region could affect the Company’s trade patterns and adversely affect the Company’s operations and performance.

Customers

Customers of the Company include major oil companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities dependent upon the tanker transportation trade. Two customers, both international oil companies, individually accounted for 13% ($118,306,000) and 12% ($110,241,000) of the Company’s consolidated voyage revenues during the year ended December 31, 2000. During the nine months ended December 31, 1999, a single customer, also an international oil company, accounted for 13% ($48,140,000) of the Company’s consolidated voyage revenues. During the year ended March 31, 1999, three customers, all international oil companies, individually accounted for 12% ($51,411,000), 12% ($50,727,000) and 10% ($42,797,000), respectively, of the Company’s consolidated voyage revenues. No other customer accounted for more than 10% of the Company’s consolidated voyage revenues during the fiscal periods presented above.

Taxation of the Company

The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company’s Australian ship-owning subsidiaries are subject to income taxes. In addition, some subsidiaries pay taxes in the jurisdictions in which they operate in connection with the revenue generated from the services provided by them in that jurisdiction. Management does not consider such taxes to be material to the Company. The above noted does not include UNS and its subsidiaries.

The Company’s Fleet

The following list provides information with respect to the Company’s vessels as at March 1, 2001. The following list excludes the 18 vessels acquired through the Company’s acquisition of UNS on March 6, 2001. See Item 4 Acquisition of Ugland Nordic Shipping ASA.

                                                             Year               Hull
                                           Series/Yard       Built              Type           Dwt-MT       Flag
                                           -----------       -----              ----           ------       ----
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
PIONEER SPIRIT.............                 Hyundai               1988           SH            106,700      Bahamian
DAMPIER SPIRIT (FSO).......                 Hyundai               1988           SH            106,700      Bahamian
MERSEY SPIRIT..............                 Hyundai               1986           DS             94,700      Bahamian
CLYDE SPIRIT...............                 Hyundai               1985           DS             94,700      Bahamian
BAHAMAS SPIRIT.............                 Imabari               1998           DH            107,000      Bahamian
SEASERVICE *...............                 Imabari               1998           DH            107,000      Liberian
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
KAREELA SPIRIT.............                 Samsung               1999           DH            113,000      Bahamian
KIOWA SPIRIT...............                 Samsung               1999           DH            113,000      Bahamian
KOA SPIRIT.................                 Samsung               1999           DH            113,000      Bahamian
KYEEMA SPIRIT..............                 Samsung               1999           DH            113,000      Bahamian
AEGEAN PRIDE *.............                 Samsung               1999           DH            105,300      Liberian
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

Other Tankers (5)
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
INAGO **...................                 Solisnor              1993           DS            159,800      Liberian
ERATI **...................                 Solisnor              1992           DS            159,700      Liberian
BARRINGTON.................                 Samsung               1989           DH             33,300      Australian
PALMERSTON.................                 Halla                 1990           DB             36,700      Australian
                                                                                          ------------
                                                                                             7,512,800
                                                                                          ============
DH  Double-hull tanker                FSO  Floating storage and off-loading vessel             * Time-chartered-in
DS  Double-sided tanker             SH  Single-hull tanker                                                ** 50% owned
DB  Double-bottom tanker          VLCC  Very Large Crude Carrier                             *** 67%owned
                                                                                                                                    **** 52% owned

Many of the Company’s vessels have been designed and constructed as substantially identical sister ships. Such vessels can, in many situations, be interchanged, providing scheduling flexibility and greater capacity utilization. In addition, spare parts and technical knowledge can be applied to all the vessels in the particular series, thereby generating operating efficiencies and economies of scale.

See Note 6 of the Consolidated Financial Statements for information with respect to major encumbrances against vessels of the Company.

Classification and Inspection

All of the Company’s vessels have been certified as being “in class” by their respective classification societies: Nippon Kaiji Kyokai, Lloyds Register, Det Norske Veritas or American Bureau of Shipping. Every commercial vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year (“Annual Survey”), every two to three years (“Intermediate Survey”) and every four to five years (“Special Survey”). Vessels also may be required, as part of the Intermediate Survey process, to be drydocked every 24 to 30 months for inspection of the underwater parts of the vessel and for necessary repair related to such inspection. Many of the Company’s vessels have qualified with their respective classification societies for drydocking every five years in connection with the Special Survey and are no longer subject to the Intermediate Survey drydocking process. To so qualify, the Company was required to enhance the resiliency of the underwater coatings of each such vessel as well as to install apparatus on each vessel to accommodate thorough underwater inspection by divers.

In addition to the classification inspections, many of the Company’s customers, including major oil companies, regularly inspect the Company’s vessels as a precondition to chartering voyages on such vessels. Management believes that the Company’s well-maintained, high-quality tonnage should provide it with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Company employees perform much of the necessary ordinary course maintenance and regularly inspect all of the Company’s vessels, both at sea and while the vessels are in port. The Company inspects its vessels two to four times per year using predetermined and rigorous criteria. Each vessel is examined and specific notations are made, and recommendations are given for improvements to the overall condition of the vessel, maintenance, safety, and crew welfare.

The Company has obtained through Det Norske Veritas (DNV), the Norwegian classification society, approval of the Company’s safety management system as in compliance with International Safety Management (ISM) Code. In November 2000, the Company’s Document of Compliance (DOC) was certified through November 2004. This is the second issuance of the DOC. As part of the Company’s ISM Code compliance, all vessels’ safety management certificates (SMC) are being maintained through ongoing internal audits performed by the Company and intermediate audits performed by DNV.

Organizational Structure

The following is a list of the of Company’s significant subsidiaries as at March 1, 2001. The list excludes UNS and its subsidiaries acquired through the Company’s acquisition of UNS on March 6, 2001. See Item 4 - Acquisition of Ugland Nordic Shipping ASA.

                                                                                  State or         Proportion of
                                                                              Jurisdiction of        Ownership
Name of Significant Subsidiary                                                 Incorporation          Interest
------------------------------                                                 -------------          --------

BONA SHIPHOLDING LTD.                                                        BERMUDA                    100%

SINGLE SHIP COMPANIES (2)                                                    AUSTRALIA                  100%

SINGLE SHIP LIMITED LIABILITY COMPANIES (42)                                 MARSHALL ISLANDS           100%

SOPONATA TEEKAY LIMITED                                                      BERMUDA                    50%

TEEKAY CHARTERING LIMITED                                                    MARSHALL ISLANDS           100%

TEEKAY SHIPPING LIMITED                                                      BAHAMAS                    100%

Item 5.     Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

Teekay changed its fiscal year end from March 31 to December 31, effective December 31, 1999, in order to facilitate comparison of its operating results to those of other companies in the transportation industry.

General

Teekay is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies worldwide. The Company’s fleet consists of 75 vessels (including five vessels time-chartered-in and three vessels owned by a joint venture) for a total cargo-carrying capacity of approximately 7.5 million tonnes.

During the year ended December 31, 2000, approximately 68% of the Company’s net voyage revenues were derived from spot voyages. The balance of the Company’s revenue is generated by two other modes of employment; time charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment (“COAs”), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time. In the year ended December 31, 2000, approximately 14% of net voyage revenues were generated by time charters and COAs priced on a spot market basis. In the aggregate, approximately 82% of the Company’s net voyage revenues during the year ended December 31, 2000 were derived from spot voyages or time charters and COAs priced on a spot market basis, with the remaining 18% being derived from fixed-rate time-charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company’s revenues, cash flow from operations, and net income.

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

Acquisition of Ugland Nordic Shipping ASA

As of March 6, 2001, the Company had purchased approximately a 56% interest in Ugland Nordic Shipping ASA (“UNS”) (9% of which was purchased in 2000) for approximately $117 million cash, or an average price of approximately Norwegian Kroner 134 per share. UNS controls a modern fleet of 18 shuttle tankers (including four newbuildings) (the “UNS Fleet”) that engage in the transportation of oil from offshore production platforms to refineries. The UNS Fleet has an average age of 9.5 years, excluding the four newbuildings, and operates primarily in the North Sea under fixed rate long-term contracts. In addition, UNS owns approximately 17.3% of the publicly traded company Nordic American Tankers Shipping Ltd. (AMEX: NAT), the owner of three Suezmax tankers on a long-term contract to BP Shipping. Shares of UNS are listed on the Oslo Stock Exchange. For the year ended December 31, 2000, UNS earned net voyage revenues of Norwegian Kroner 817.1 million, or approximately $92.8 million, resulting in income from vessel operations of Norwegian Kroner 392.6 million, or approximately $44.6 million. Such U.S. Dollar amounts have been calculated using the average exchange rate for 2000. The operating results of UNS will be reflected in the Company’s financial statements commencing the effective date of the acquisition.

As required by Norwegian law, the Company will launch a mandatory bid for the remaining shares in UNS at Norwegian Kroner 140 per share (for a total additional cost of approximately $100 million).

The acquisition of UNS will be accounted for using the purchase method of accounting as required by accounting principles generally accepted in the United States.

Acquisition of Bona Shipholding Ltd.

On June 11, 1999, the Company acquired Bona Shipholding Ltd. (“Bona”) for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of the Company’s common stock. Bona was the world’s third largest operator of medium-size tankers, controlling a fleet of vessels consisting of fifteen Aframax tankers, eight oil/bulk/ore carriers and, through a joint venture, 50% interests in one additional Aframax tanker and two Suezmax tankers. Bona engaged in the transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region. Through this acquisition, the Company has combined Bona’s market strength in the Atlantic region with the Company’s franchise in the Indo-Pacific Basin.

The acquisition of Bona has been accounted for using the purchase method of accounting. Bona’s operating results are reflected in the Company’s financial statements commencing June 11, 1999.

Historically, the Company has depreciated its vessels for accounting purposes over an economic life of 20 years down to estimated residual values. Bona depreciated its vessels over an economic life of 25 years down to estimated scrap values, the method used by the majority of companies in the shipping industry. Effective April 1, 1999, the Company revised the estimated useful life of its vessels to 25 years and also replaced the estimated residual values with estimated scrap values. Since such changes, the Company’s average depreciation expense per vessel has decreased from historical levels.

All oil/bulk/ore carriers (“O/B/O”) owned by Bona have been operated through an O/B/O pool managed by a subsidiary of Bona. Net voyage revenues from the O/B/O pool are currently included on a 100% basis in the Company’s consolidated financial statements. Where the Company owns less than 50% of a vessel, the minority participants’ share of the O/B/O pool’s net voyage revenues is reflected as a time charter hire expense. These O/B/Os have earned lower average “time charter equivalent” (or TCE) rates than the rest of the Teekay fleet as these vessels command lower rates than modern Aframax tankers under typical market conditions, which reflects the lower capital cost of these vessels.

Results of Operations

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of “time charter equivalent” (or “TCE”) rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by voyage ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot market charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

Year Ended December 31, 2000 versus Nine Months Ended December 31, 1999

As a result of the Company’s change in fiscal year end from March 31 to December 31, commencing December 31, 1999, the current fiscal year’s results are for the twelve month period ended December 31, 2000, while the comparative fiscal period’s results are for the nine month period ended December 31, 1999. Where indicated in the following discussions, percentage change figures reflect the annualized results for the nine month period ended December 31, 1999. The annualized results for the nine month period ended December 31, 1999 are not necessarily indicative of those for a full fiscal year.

The results for the nine month period ended December 31, 1999 include the results of Bona commencing June 11, 1999. On an annualized basis, the Company’s average fleet size increased 9.0% in the year ended December 31, 2000 compared to the nine month period ended December 31, 1999.

Average Aframax TCE rates increased significantly in 2000, compared to the nine month period ended December 31, 1999, due to increased demand for modern tankers, arising from increased oil production and discrimination against older tankers by charterers. TCE rates are dependent on oil production levels, oil consumption growth, the number of vessels scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of the Company’s dependence on the tanker spot market, any fluctuations in Aframax TCE rates will impact the Company’s revenues and earnings.

Net voyage revenues were $644.3 million in the year ended December 31, 2000, as compared to $248.4 million in the nine month period ended December 31, 1999, representing a 94.6% increase on an annualized basis from the nine month period ended December 31, 1999. This is mainly the result of a 81.2% increase in the average TCE rate earned by the Company’s fleet, to $25,661 for the year ended December 31, 2000, from $14,165 for the nine month period ended December 31, 1999. As of December 31, 1999, the Company changed its process of estimating net voyage revenues from a load port-to-load port basis to a discharge port-to-discharge port basis, which is consistent with most other shipping companies. This change in voyage estimate resulted in a one-time increase in net voyage revenues of $5.7 million for the nine month period ended December 31, 1999.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lubes, and communication expenses, increased to $125.4 million in the year ended December 31, 2000 from $98.8 million in the nine month period ended December 31, 1999, representing a 4.8% decrease on an annualized basis. This decrease was mainly the result of lower per-day operating expenses arising from the application of the Company’s lower cost structure to the Bona fleet. This decrease was partially offset by the increase in the Company’s average fleet size.

Time charter hire expense was $53.5 million in the year ended December 31, 2000, up from $30.7 million in the nine month period ended December 31, 1999, representing a 30.7% increase on an annualized basis. This increase is primarily due to an increase in the minority participants’ share of the O/B/O pool’s net voyage revenues, which was $26.3 million for the year ended December 31, 2000, compared to $10.5 million in the nine month period ended December 31, 1999. This was caused by an improvement in the average TCE rate earned in the O/B/O pool and the inclusion of Bona’s operating results, which includes the O/B/O vessels, for only part of the previous fiscal period from June 11, 1999. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was five in the year ended December 31, 2000, compared to four in the nine month period ended December 31, 1999.

Depreciation and amortization expense increased to $100.2 million in the year ended December 31, 2000, from $68.3 million in the nine month period ended December 31, 1999, representing a 10.0% increase on an annualized basis. This increase primarily reflects the increase in the Company’s average fleet size arising from the acquisition of Bona. Depreciation and amortization expense included amortization of drydocking costs of $9.2 million in the year ended December 31, 2000, compared to $6.3 million in the nine month period ended December 31, 1999.

General and administrative expenses were $37.5 million in the year ended December 31, 2000, as compared to $27.0 million in the nine month period ended December 31, 1999, representing a 4.0% increase on an annualized basis. This increase is primarily a result of the acquisition of Bona, partially offset by overhead cost savings related to the acquisition.

Interest expense increased to $74.5 million in the year ended December 31, 2000 from $45.0 million in the nine month period ended December 31, 1999, representing a 24.2% increase on an annualized basis. This increase reflects an increase in interest rates and the additional debt assumed as part of the Bona acquisition.

Interest income increased to $13.0 million in the year ended December 31, 2000 from $5.8 million in the nine month period ended December 31, 1999. On an annualized basis, interest income increased by 67.2% as a result of increased interest rates and higher cash and marketable securities balances.

Other income of $3.9 million in the year ended December 31, 2000 consisted primarily of equity income from a 50%-owned joint venture, partially offset by future income taxes related to the Company’s Australian ship-owning subsidiaries, and losses on the sale of two vessels. Other loss of $4.0 million in the nine month period ended December 31, 1999 consisted primarily of future income taxes related to the Company’s Australian ship-owning subsidiaries and one-time employee and severance-related costs, partially offset by equity income from the 50%-owned joint venture.

As a result of the foregoing factors, net income was $270.0 million in the year ended December 31, 2000, compared to a net loss of $19.6 million in the nine month period ended December 31, 1999. The results for the year ended December 31, 2000 include losses on the disposition of assets of $1.0 million. There were no extraordinary items and no asset dispositions in the nine month period ended December 31, 1999.

Nine Months Ended December 31, 1999 versus Year Ended March 31, 1999

As a result of the Company’s change in fiscal year end from March 31 to December 31, the results for the nine month period ended December 31, 1999, are compared to the results for the twelve month period ended March 31, 1999. Where indicated in the following discussions, percentage change figures reflect the annualized results for the nine month period ended December 31, 1999. The annualized results for the nine month period ended December 31, 1999 are not necessarily indicative of those for a full fiscal year.

The results for the nine month period ended December 31, 1999 include the results of Bona commencing June 11, 1999. On an annualized basis, the Company’s average fleet size increased 39.5% in the nine month period ended December 31, 1999, compared to the year ended March 31, 1999.

Net voyage revenues were $248.4 million in the nine month period ended December 31, 1999, as compared to $318.4 million in the year ended March 31, 1999, representing a 4.0% increase on an annualized basis from the year ended March 31, 1999. This is mainly the result of an increase in fleet size, partially offset by a 29.8% decrease in the Company’s average TCE rate, to $14,165 for the nine month period ended December 31, 1999, from $20,185 for the year ended March 31, 1999. Aframax TCE rates declined during the second half of 1998 and 1999 due to a reduction in tanker demand, oil production cutbacks and a large number of newbuilding deliveries. As of December 31, 1999, the Company changed its process of estimating net voyage revenues from a load port-to-load port basis to a discharge port-to-discharge port basis, which is consistent with most other shipping companies. This change in voyage estimate resulted in a one-time increase in net voyage revenues of $5.7 million for the nine month period ended December 31, 1999.

Vessel operating expenses increased to $98.8 million in the nine month period ended December 31, 1999 from $84.4 million in the year ended March 31, 1999, representing a 56.1% increase on an annualized basis. This increase was mainly the result of the addition of the Bona vessels, which had higher operating expenses than the remainder of Teekay’s fleet.

Time charter hire expense was $30.7 million in the nine month period ended December 31, 1999, up from $29.7 million in the year ended March 31, 1999, primarily due to the Bona acquisition. The minority pool participants’ net voyage revenues in the O/B/O pool managed by a Bona subsidiary is reflected as time charter hire expense. The average number of Aframax vessels time-chartered-in by the Company was four in the nine month period ended December 31, 1999, the same as in the year ended March 31, 1999.

Depreciation and amortization expense decreased to $68.3 million in the nine month period ended December 31, 1999, from $93.7 million in the year ended March 31, 1999, representing a 2.8% decrease on an annualized basis. This reflects the change in estimated useful life of the vessels from 20 to 25 years, partially offset by the increase in fleet size arising from the acquisition of Bona. Depreciation and amortization expense included amortization of drydocking costs of $6.3 million and $8.6 million in the nine month period ended December 31, 1999 and in the year ended March 31, 1999, respectively. Had Teekay retained its previous depreciation policy and applied this policy to the Bona fleet, depreciation expense would have been $22.5 million higher in the nine month period ended December 31, 1999.

General and administrative expenses were $27.0 million in the nine month period ended December 31, 1999, as compared to $25.0 million in the year ended March 31, 1999, representing a 44.1% increase on an annualized basis primarily as a result of the acquisition of Bona.

Interest expense increased to $45.0 million in the nine month period ended December 31, 1999 from $44.8 million in the year ended March 31, 1999, representing a 33.9% increase on an annualized basis. This increase reflects the $386.0 million in additional debt assumed as part of the Bona acquisition and an increase in interest rates.

Interest income decreased to $5.8 million in the nine month period ended December 31, 1999 from $6.4 million in the year ended March 31, 1999. On an annualized basis, interest income increased by 20.8% as a result of increased interest rates and higher cash and marketable securities balances.

Other loss of $4.0 million in the nine month period ended December 31, 1999 consisted primarily of future income taxes related to the Company’s Australian ship-owning subsidiaries and one-time employee and severance-related costs, partially offset by equity income from the 50%-owned joint venture. Other income of $5.5 million in the year ended March 31, 1999 consisted primarily of gains on the sale of vessels.

As a result of the foregoing factors, net loss was $19.6 million in the nine month period ended December 31, 1999, compared to a net income of $45.4 million in the year ended March 31, 1999. The results for the year ended March 31, 1999 included an extraordinary loss of $7.3 million on the redemption of the Company’s 9 5/8% First Preferred Ship Mortgage Notes (the “9 5/8% Notes”), and gains on asset sales of $7.1 million. There were no extraordinary items and no asset sales in the nine month period ended December 31, 1999.

The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance, and operating results per calendar ship-day. To facilitate comparison to the prior periods’ results, the figures in the table below include or exclude the results from the Company’s four Australian crewed vessels and eight O/B/Os acquired as part of the Bona acquisition as indicated:

------------------------------------------------------------------- ---------------- ------------------- -------------
                                                                      Year Ended                          Year Ended
                                                                     December 31,    Nine Months Ended    March 31,
                                                                         2000        December 31, 1999       1999
------------------------------------------------------------------- ---------------- ------------------- -------------
International Fleet (excluding ex-Bona O/B/Os
    and Australian crewed vessels):
Average number of ships                                                        59               55                 43
Total calendar ship-days                                                   21,621           15,173             15,612
Revenue generating ship-days (A)                                           20,513           14,301             14,647
Net voyage revenue before commissions (1) (B) (000s)                     $556,672       $  192,522         $  286,735
------------------------------------------------------------------- ---------------- ------------------- -------------
TCE (B/A)                                                                 $27,138      $    13,462         $   19,576
------------------------------------------------------------------- ---------------- ------------------- -------------
Operating results per calendar ship-day:
  Net voyage revenue                                                      $24,997      $    12,310         $   17,950
  Vessel operating expense                                                  4,980            5,621              4,969
  General and administrative expense                                        1,441            1,510              1,465
  Drydocking expense                                                          431              448                613
------------------------------------------------------------------- ---------------- ------------------- -------------

Operating cash flow per calendar ship-day                                 $18,145       $    4,731         $   10,903
------------------------------------------------------------------- ---------------- ------------------- -------------

Australian Crewed Vessels:
   Operating cash flow per calendar ship-day                              $14,347      $    14,643          $   14,509
------------------------------------------------------------------- ---------------- ------------------- -------------

Total Fleet (including ex-Bona O/B/Os and
    Australian crewed vessels):
   Operating cash flow per calendar ship-day                              $16,687       $    5,177          $   11,171
------------------------------------------------------------------- ---------------- ------------------- -------------
(1)	Nine months ended December 31, 1999 figure excludes the $5.7 million adjustment arising from the change in voyage estimate from a load port-to-load port basis to a discharge port-to-discharge port basis.

Liquidity and Capital Resources

The Company’s total liquidity, including cash, marketable securities and undrawn long-term lines of credit, was $373.1 million as at December 31, 2000, up from $237.4 million as at December 31, 1999, and $143.3 million as at March 31, 1999. The increase in liquidity during the year ended December 31, 2000 was primarily the result of an increase in net cash flow from operating activities due to higher TCE rates. In the Company’s opinion, working capital is sufficient for the Company’s present requirements.

Net cash flow from operating activities increased to $333.3 million in the year ended December 31, 2000, compared to $51.5 million in the nine month period ended December 31, 1999, and $137.7 million in the year ended March 31, 1999. This primarily reflects the change in TCE rates during these periods.

The Company applied most of this increased operating cash flow, for the year ended December 31, 2000, toward the repayment of debt. Scheduled debt repayments were $63.8 million during the year ended December 31, 2000, compared to $32.3 million during the nine month period ended December 31, 1999, and $50.6 million in the year ended March 31, 1999. Debt prepayments during the year ended December 31, 2000 totalled $429.9 million, of which $35.7 million represented the repurchase of the Company’s 8.32% First Preferred Ship Mortgage Notes (the “8.32% Notes”) and the balance of $394.2 million was used to reduce the Company’s two long-term Revolving Credit Facilities (the “Revolvers”). Debt prepayments during the nine month period ended December 31, 1999 totalled $10.0 million.

As at December 31, 2000, the Company’s total debt was $797.5 million, compared to $1,085.2 million as at December 31, 1999. The Company’s Revolvers provided for borrowings of up to $565.8 million as at December 31, 2000. The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The 8.32% Notes are due February 1, 2009 and are subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004. The Company’s outstanding term loans reduce in quarterly or semi-annual payments with varying maturities through 2009. The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2000 are $72.2 million (2001), $70.0 million (2002), $112.1 million (2003), $94.1 million (2004), $109.0 million (2005) and $340.1 million thereafter to 2009.

Among other matters, the long-term debt agreements generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of December 31, 2000, to $316.6 million. Certain of the loan agreements require a minimum level of free cash be maintained. As at December 31, 2000, this amount was $26.0 million.

The Company manages the impact of interest rate changes on earnings and cash flows through its interest rate structure. For the Revolvers, the interest rate structure is based on LIBOR plus a margin depending on the financial leverage of the Company. Interest payments on the term loans are based on LIBOR plus a margin. As at December 31, 2000, the interest rate swap agreements effectively change the Company’s interest rate exposure on $100.0 million of debt from a floating LIBOR rate to an average fixed rate of 6.71%. The interest rate swap agreements expire between December 2001 and December 2002.

Funding and treasury activities are conducted within corporate policies to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate liquidity for Company purposes. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pound and Norwegian Kroner.

The Company is exposed to market risk from foreign currency fluctuations and changes in interest rates. The Company uses forward foreign currency contracts and interest rate swaps to manage these risks, but does not use financial instruments for trading or speculative purposes. As at December 31, 2000, the Company had $62.1 million in forward foreign currency contracts, which expire between January 2001 and December 2003. See Item 11 – Quantitative and Qualitative Disclosures About Market Risk.

Dividends declared during the year ended December 31, 2000 were $33.0 million, or $0.86 per share.

During the year ended December 31, 2000, the Company incurred capital expenditures for vessels and equipment of $43.5 million, consisting mainly of the purchase of a modern second-hand Aframax tanker and the conversion of an Aframax tanker to a floating storage and off-take vessel (“FSO”). Cash expenditures for drydocking were $11.9 million in the year ended December 31, 2000 compared to $6.6 million in the nine month period ended December 31, 1999 and $11.7 million in the year ended March 31, 1999.

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2000 contain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s operations, performance and financial condition, including, in particular, statements regarding: Aframax TCE rates and the market outlook in the near-term; tanker supply and demand; supply and demand for oil; future capital expenditures; the Company’s growth strategy and measures to implement such strategy; the Company’s competitive strengths; the Company’s acquisition of UNS; the Company’s ability to continue to successfully operate UNS and future success of the Company. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; changes in the offshore production of oil; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; charterers’ preference for modern tankers; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in typical seasonal variations in tanker charter rates; the Company’s dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation including the imposition of freight taxes and income taxes; the Company’s potential inability to achieve and manage growth; risks associated with operations outside the United States; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures; and other factors detailed from time to time in the Company’s periodic reports filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The directors and executive officers of the Company are listed below:
Name                                               Age    Position
----                                               ---    --------

C. Sean Day                                         51    Director and Chairman of the Board
Bjorn Moller                                        43    Director, President and Chief Executive Officer
Axel Karlshoej                                      60    Director and Chairman Emeritus
Bruce C. Bell                                       53    Director and Corporate Secretary
Dr. Ian D. Blackburne                               55    Director
Morris L. Feder                                     84    Director
Thomas Kuo-Yuen Hsu                                 54    Director
Leif O. Hoegh                                       37    Director
Eileen A. Mercier                                   53    Director
Peter S. Antturi                                    42    VP, Treasurer and Chief Financial Officer
David Glendinning                                   47    SVP, Customer Service & Marine Project Development
Mads T. Meldgaard                                   36    VP, Chartering
Graham Westgarth                                    46    SVP, Marine Operations

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has been a Director of the Company since September 1998, and has served as the Company’s Chairman of the Board since September 1999. He has also been Chairman of the Board of Seagin International LLC since April 1999 and was President and Chief Executive Officer of Navios Corporation from 1989 to 1999. Navios Corporation is a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Genesee & Wyoming Inc., Kirby Corporation, and Sparkling Springs Water Group. Mr. Day is also engaged as a consultant to the trust that constitutes the largest shareholder of the Company. See Item 7 - Related Party Transactions.

Bjorn Moller became a Director and the President and Chief Executive Officer of the Company in April 1998. Mr. Moller has over 20 years experience in shipping and has served in senior management positions with the Company for more than 12 years. He has headed the Company’s overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed the Company’s global chartering operations and business development activities.

Axel Karlshoej is President of Nordic Industries, a California general construction firm with which he has served for the past 26 years. He is the older brother of the late J. Torben Karlshoej, the founder of the Company. He has served as a Director of the Company since 1989 and Chairman of the Board from June 1994 to September 1999, and Chairman Emeritus since stepping down as Chairman.

Bruce C. Bell has served as a Director and as the Corporate Secretary of the Company since May 2000. He is the Managing Director of Oceanic Bank and Trust Limited, a private Bahamian bank, a position he has held since March 1994. Prior to joining Oceanic Bank and Trust Limited, Mr. Bell was engaged in the private practice of law in Canada, specializing in corporate/commercial, banking and international business transactions.

Dr. Ian D. Blackburne has served as a Director of the Company since September 2000. Dr. Blackburne has over 25 years experience in petroleum refining and marketing, and in March 2000 he retired as Managing Director and CEO of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as a Director of CSR Limited, Suncorp-Metway Ltd., and of Airservices Australia. In early 2001, Dr. Blackburne was appointed as Director and Chairman of Australian Plantation Timber Limited.

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

Thomas Kuo-Yuen Hsu has served as a Director of the Company since June 1993. He has served 27 years with, and is presently Executive Director of, Expedo & Company (London) Ltd., which is part of the Expedo Group of Companies that manages a fleet of eight vessels, ranging in size from 20,000 dwt to 280,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988.

Leif O. Hoegh was appointed as a Director in June 1999 in connection with the Company's acquisition of Bona Shipholding Ltd. He served as a Director of Bona from November 1993 to June 1999 and served as its Chairman from June 1998 to June 1999. Mr. Hoegh is Managing Director of Leif Hoegh (U.K.) Limited and Vice-Chairman of Leif Hoegh and Co. ASA. He also serves as a Director of Dannebrog Rederi AS and as the Chairman of Hoegh Capital Partners, Inc.

Eileen A. Mercier has served as a Director of the Company since December 2000. Ms. Mercier has over 30 years of experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. Since then she has been President of Finvoy Management Inc., a management consulting firm specializing in financial strategy, mergers and acquisitions, restructuring and corporate governance issues. She also currently serves as a director for CGI Group Inc., Quebecor World Inc., Reko International Group Inc., and Winpak Ltd.

Peter S. Antturi joined the Company in September 1991 as Manager, Accounting and was promoted to the position of Controller in March 1992, and to his current position of Vice President, Treasurer and Chief Financial Officer in October 1997. Prior to joining the Company, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

Captain David Glendinning joined the Chartering Department of the Company’s London office in January 1987. Since then, he has worked in a number of senior positions within the organization, including Vice President, Commercial Operations, Vice President, Marine and Commercial Operations. Since February 1999 he has served as Senior Vice President, Customer Service and Marine Project Development. Captain Glendinning has 18 years sea service on oil tankers of various types and sizes and is a Master Mariner with British Class 1 Foreign Going Certificate of Competency.

Mads T. Meldgaard joined the Company’s Chartering Department in January 1986 and served in the European and Singapore offices until December 1991, when he was appointed Chartering Manager in the Vancouver office. In January 1994, he was promoted to the position of General Manager, Chartering, and then to Managing Director (Singapore) in September 1995. In July 1998, Mr. Meldgaard became Vice President, Chartering based in Vancouver.

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

Compensation of Directors and Senior Management

The aggregate compensation paid to the Company’s five executive officers listed above (the “Executive Officers”) was $2,324,667 for the year ended December 31, 2000, a portion of which was attributable to payments made pursuant to bonus plans of the Company, which consider both Company and individual performance for a given period. For the year ended December 31, 2000, the Company also contributed an aggregate of $209,198 to provide pension and similar benefits for the Executive Officers. During the year ended December 31, 2000, the Company granted an aggregate of 119,500 options, with an exercise price of $23.563 per share, to the Executive Officers under the Company’s 1995 Stock Option Plan. The options expire March 6, 2010, ten years after the date of the grant.

During the year ended December 31, 2000, the eight non-employee Directors of the Company received, in the aggregate, approximately $120,000 for their services as Directors plus reimbursement of their out-of-pocket expenses. During that same period, the Company granted an aggregate of 70,000 options, with an exercise price of $23.563 per share, to the non-employee Directors under the Company’s 1995 Stock Option Plan. The options expire March 6, 2010, ten years after the date of the grant.

Options to Purchase Securities From Registrant or Subsidiaries

Teekay’s 1995 Stock Option Plan (the “Plan”) entitles certain eligible officers, employees (including senior sea staff) and Directors of the Company to receive options to acquire Common Stock of Teekay. As of March 16, 2001, a total of 4,672,349 shares of Common Stock are reserved for issuance under the Plan. As of such date, options to purchase a total of 3,420,447 shares of Common Stock were outstanding, with options to purchase a total of 1,213,672 shares then exercisable and with the Directors and the Executive Officers holding options to purchase a total of 1,189,975 shares, of which 598,625 were exercisable. The outstanding options under the Plan are exercisable at prices ranging from $16.875 to $40.190 per share, with a weighted average exercise price of $26.417 per share, and expire between July 19, 2005 and March 15, 2011, ten years after the date of each grant.

Board Practices

The Board of Directors consists of nine members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualifies. Directors Morris L. Feder, Leif O. Höegh, and Eileen A. Mercier have terms expiring in 2001 and have been nominated by the Board of Directors for re-election at the 2001 Annual Meeting of shareholders. Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej, and Bjorn Moller have terms expiring in 2002. Directors Bruce C. Bell, C. Sean Day, and Dr. Ian D. Blackburne have terms expiring in 2003.

Other than an employment agreement between the Company and Mr. Moller, which provides that Mr. Moller shall be paid cash severance upon termination of his employment, there are no service contracts between the Company and any of our Directors providing for benefits upon termination of their employment or service.

The Board of Directors has standing Audit, Executive, Governance and Resource Committees, but no standing nominating committee. The Audit Committee oversees actions taken by the Company's independent auditors. The Audit Committee consists of non-employee Directors Eileen A. Mercier, Morris L. Feder, and Leif O. Hoegh. The Executive Committee is responsible for items which have been broadly approved by the Board, and which are beyond the approval levels of the Chairman and CEO. The Executive Committee consists of CEO and Director, Bjorn Moller, together with non-employee Directors C. Sean Day, Morris L. Feder, and Axel Karlshoej. The Governance Committee is responsible for making recommendations to the Board on corporate governance issues. The Governance Committee consists of non-employee Directors Bruce C. Bell, C. Sean Day, and Eileen A. Mercier, together with the CEO and Director of the Company, Bjorn Moller. The Resource Committee reviews the compensation of the Company's executive officers and makes recommendations to the Board of Directors regarding compensation. The Resource Committee consists of non-employee Directors Axel Karlshoej, Thomas Kuo-Yuen Hsu, and Dr. Ian D. Blackburne.

Crewing and Staff

As at December 31, 2000, the Company employed approximately 2,700 seagoing staff for 67 ships worldwide, and approximately 300 shore-based personnel in offices located around the world. This remains unchanged from December 31, 1999 and is an increase from 1,940 seagoing staff and 200 shore-based personnel as at March 31, 1999.

The Company regards attracting and retaining, motivated seagoing personnel as a top priority. Through its global manning organization comprising of offices in Glasgow, Latvia, Manila, Mumbai, Oslo, and Sydney, the Company offers seafarers a quality lifestyle with highly attractive continuous employment packages based on self-relieving schedules, competitive salary, and comprehensive benefits, including a Stock Option Plan. The Company also provides excellent opportunities for personal and career development, which relates to the Company philosophy of promoting from within.

During fiscal 1996, the Company entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union (PSU), an affiliate of the International Transport Workers’ Federation (ITF), and a Special Agreement with ITF London, which covers substantially all of the Company’s junior officers and seamen.

The Company is also party to Enterprise Bargaining Agreements with three Australian maritime unions, covering officers and seamen. The time charters covering the Australian vessels provide that increases in wages or benefits for the Company’s Australian-crewed vessels will be passed on to the customer.

The Company’s commitment to training is seen as fundamental to the development of the highest caliber of Seafarers for its marine operations. The Company’s Cadet Training approach is designed to balance academic learning with hands-on training at sea. The Company has relationships with training institutions in Canada, Croatia, India, Latvia, Norway, Philippines, Turkey, and the UK. After receiving formal instruction at one of these institutions, the Cadet’s training continues on board a Teekay vessel. The Company also has a Career Development Plan (CDP) which was devised to ensure a continuous flow of promotable officers, trained on Company vessels, and familiarized with the Company’s Operational standards, systems and policies.

The Company is committed to the inextricably linked issues of training and safe ship operation.

Share Ownership

The following table sets forth certain information regarding ownership, as of March 16, 2001, of Teekay’s common stock, par value of $0.001 per share (the “Common Stock”) by the Directors and Executive Officers as a group. Information for certain holders is based on information delivered to the Company.

Identity of Person or Group                                                     Shares Owned       Percent of Class
---------------------------                                                     ------------       ----------------
All Directors and Executive Officers (13 persons) (1) (2)..................            625,275           1.59%
---------------------------
(1) Includes 598,625 shares of Common Stock subject to stock options exercisable within 45 days after March 1, 2001. Excludes (a) 591,350 shares of Common Stock subject to stock options first exercisable more than 45 days after March 1, 2001, (b) approximately 1,548,408 shares of Common Stock held by Leif O. Hoegh & Co. ASA, an entity controlled by Leif O. Hoegh, a Director of the Company, and an additional 239,212 shares beneficially owned by Mr. Hoegh and (c) shares owned by Cirrus Trust and JTK Trust, which are under the common supervision of Axel Karlshoej and Thomas Kuo-Yuen Hsu, Directors of the Company. See Item 7 - Related Party Transactions.

(2) Each of the Directors and Executive Officers, excluding Leif O. Hoegh, beneficially owns less than one percent of the outstanding shares of Common Stock.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

(a) The following table sets forth information regarding ownership, as of March 16, 2001, of Teekay's Common Stock by each person known by the Company to beneficially own more than 5% of the Common Stock. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to the Company.
Identity of Person or Group                                                     Shares Owned       Percent of Class
---------------------------                                                     ------------       ----------------
Cirrus Trust and JTK Trust (1).............................................        17,315,690           43.97%
Fidelity Management & Research.............................................         3,778,740            9.59%
Neuberger Berman LLC.......................................................         3,351,250            8.51%
---------------------------
(1) Cirrus Trust and JTK Trust are under common supervision and own 14,427,397 shares (or 36.63%) of Common Stock and 2,888,293 shares (or 7.34%) of Common Stock, respectively.

(b) On June 15, 1998 Cirrus Trust sold 4,200,000 shares of Common Stock as part of an underwritten public offering. The percentage of Common Stock owned by Cirrus Trust prior to the offering was 64.6%. The percentage of Common Stock owned by Cirrus Trust after the offering was 45.6%.

(c) The Company's major shareholders have the same voting rights as other shareholders of the Company.

(d) No corporation or foreign government owns more than 50% of the Company's outstanding Common Stock.

(e) The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

Approximately 43.97% of the issued and outstanding shares of Common Stock is owned by Cirrus Trust and JTK Trust (the “Trusts”), which are under the common supervision of Axel Karlshoej and Thomas Kuo-Yuen Hsu, Directors of the Company, Shigeru Matsui, President of Matsui & Company, a Tokyo based ship brokerage firm, and Arthur F. Coady, Chairman of Oceanic Bank and Trust, an affiliate of the Trusts. Bruce C. Bell, a Director and the Corporate Secretary of the Company, is the Managing Director of Oceanic Bank and Trust.

C. Sean Day, a Director and the Company's Chairman of the Board, is a consultant to the Trusts. The Company has agreed to reimburse the Trusts for consulting fees paid to Mr. Day. The Company paid $200,000 to the Trusts as reimbursement for Mr. Day's consulting services rendered during 2000.

In April 1993, Teekay acquired all of the issued and outstanding shares of common stock of Palm Shipping Inc. (now known as Teekay Chartering Limited) from an affiliate of Teekay for a nominal purchase price, plus an amount to be paid at a later date (up to a maximum of $5.0 million plus accrued interest), contingent upon certain future events.

Item 8. Financial Information

Consolidated Financial Statements and Notes

See Item 18 below.

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

Dividend Policy

Commencing with the fiscal quarter ended September 30, 1995, the Company has declared and paid quarterly cash dividends in the amount of $0.215 per share on its Common Stock. Subject to financial results and declaration by the Board of Directors, the Company currently intends to continue to declare and pay a regular quarterly dividend in such amount per share on its Common Stock. Pursuant to the Company’s dividend reinvestment program, holders of Common Stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of Common Stock at then prevailing market prices, but without brokerage commissions or service charges.

The timing and amount of dividends, if any, will depend, among other things, on the Company’s results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by the Company’s Board of Directors. Because the Company is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends on the Common Stock is dependent on the earnings and cash flow of its subsidiaries. The indentures relating to the Company’s 8.32% First Preferred Ship Mortgage Notes due 2008 (the “Mortgage Note Indenture”) and certain of the credit agreements governing the Company’s (and its subsidiaries) credit facilities provide that the Company’s ability to pay dividends is subject to limitations based upon the Company’s cumulative net income plus certain additional amounts, including the proceeds received by the Company from any issuance of its capital stock. The Company does not believe that the restrictions contained in the Mortgage Note Indenture or in other financing agreements to which the Company and its subsidiaries are party to will restrict payment of cash dividends on the Common Stock for the foreseeable future.

Significant Changes

As of March 6, 2001, the Company had purchased approximately a 56% interest in Ugland Nordic Shipping ASA (“UNS”) (9% of which was purchased in 2000) for approximately $117 million cash, or an average price of approximately Norwegian Kroner 134 per share. UNS controls a modern fleet of 18 Shuttle tankers (including four newbuildings) that engage in the transportation of oil from offshore production platforms to refineries. Shares of UNS are listed on the Oslo Stock Exchange.

As required by Norwegian law, the Company will launch a mandatory bid for the remaining shares in UNS at Norwegian Kroner 140 per share (for a total additional cost of approximately $100 million).

The acquisition of UNS will be accounted for using the purchase method of accounting as required by accounting principles generally accepted in the United States.

Item 9. The Offer and Listing

The Company’s Common Stock is traded on The New York Stock Exchange under the symbol “TK”. The following table sets forth the high and low closing sales prices for the Common Stock on The New York Stock Exchange for each of the periods indicated.

          Years Ended:                                                          High             Low
          ------------                                                          ----             ---
            March 31, 1997..................................................$   34.2500    $    25.0000
            March 31, 1998..................................................    37.8750         27.8750
            March 31, 1999..................................................    30.8750         14.2500
            Nine months ended December 31, 1999.............................    18.9375         13.7500
            December 31, 2000...............................................    50.8750         15.3125

          Quarters Ended:                                                       High             Low
          ---------------                                                       ----             ---
            March 31, 1999..................................................$   18.8750    $    14.2500
            June 30, 1999...................................................    18.6250         15.1250
            September 30, 1999..............................................    18.9375         15.1875
            December 31, 1999...............................................    16.1250         13.7500
            March 31, 2000..................................................    27.5625         15.3125
            June 30, 2000...................................................    34.2500         24.0000
            September 30, 2000..............................................    50.8750         32.5000
            December 31, 2000...............................................    47.5000         31.9375

          Months Ended:                                                         High             Low
          -------------                                                         ----             ---
            September 2000..................................................$   50.8750   $     42.5000
            October 2000....................................................    47.5000         37.0000
            November 2000...................................................    39.9375         31.9375
            December 2000...................................................    38.2500         32.1250
            January 2001....................................................    39.0625         33.2500
            February 2001...................................................    43.0100         35.4500

Teekay’s 8.32% First Preferred Ship Mortgage Notes due 2008 are listed for trading on The New York Stock Exchange. These Notes were first offered on the market January 19, 1996. As no active trading market exists for these Notes, no historical pricing information is included here.

Item 10. Additional Information

Memorandum and Articles of Association

The Company’s Articles of Incorporation and Bylaws have previously been filed as exhibits 2.1, 2.2, and 2.3 to the Company’s Annual Report on Form 20-F (File No. 1-12874), filed with the Securities and Exchange Commission on March 30, 2000, and are hereby incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to each class of the Company’s capital stock are described in the section entitled “Description of Capital Stock” of the Company’s Rule 424(b) prospectus (File No. 1-12874), filed with the Securities and Exchange Commission on June 10, 1998, and hereby incorporated by reference into this Annual Report, provided that since the date of such prospectus (1) the par value of the Company’s capital stock has been changed to $0.001 per share, (2) the authorized capital stock of the Company has been increased to 725,000,000 shares of Common Stock and 25,000,000 shares of Preferred Stock, (3) the Company has been domesticated in the Republic of the Marshall Islands and (4) the Company has adopted a staggered Board of Directors, with directors serving three-year terms.

The necessary actions required to change the rights of holders of the stock and the conditions governing the manner in which annual general meetings and special meetings of shareholders are convoked are described in the Company’s Bylaws filed as exhibit 2.3 to the Company’s Annual Report on Form 20-F (File No. 1-12874), filed with the Securities and Exchange Commission on March 30, 2000, and hereby incorporated by reference into this Annual Report.

The Company has in place a rights agreement that would have the effect of delaying, deferring or preventing a change in control of the Company. The rights agreement has been filed as part of the Company’s Form 8-A (File No. 1-12874), filed with the Securities and Exchange Commission on September 11, 2000, and hereby incorporated by reference into this Annual Report.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the Republic of the Marshall Islands or by the Company’s articles of incorporation or bylaws.

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party, for the two years immediately preceding the date of this Annual Report:

  Indenture, dated January 29, 1996, for U.S. $225,000,000 8.32% First Preferred Ship Mortgage Notes due 2008, Teekay Shipping Corporation as Issuer; United States Trust Company of New York as Trustee; VSSI Oceans Inc., VSSI Atlantic Inc., VSSI Appian Inc., Senang Spirit Inc., Exuma Spirit Inc., Nassau Spirit Inc., and Andros Spirit Inc. as Guarantors.

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

  Amended and Restated Reimbursement Agreement dated April 16, 1998 (amended May 1999) relating to a US $74,000,000 Credit facility made available by RABO Australia Limited to Barrington (Australia) Pty Limited, Palmerston (Australia) Pty Limited, VSSI Australia Limited, VSSI Transport Inc. and Alliance Chartering Pty Limited and Nedship Bank (America) N.V. as Guarantor.

  Amended and Restated Guarantee dated April 16, 1998 made by Teekay Shipping Corporation in favor of Nedship Bank (America) N.V. relating to the U.S. $74,000,000 facility granted by RABO Australia Limited and guaranteed by Nedship Bank (America) N.V.

  Agreement, dated March 26, 1999, for the amalgamation of Northwest Maritime Inc., a 100% owned subsidiary of Teekay Shipping Corporation, and Bona Shipholding Ltd.

  Amendment and Restatement Agreement, dated June 11, 1999, relating to a US $500,000,000 Revolving Loan Agreement made available to Bona Shipholding Ltd. by Chase Manhattan plc, Citibank International plc and various other banks.

Exchange Controls and Other Limitations Affecting Security Holders

The Company is not aware of any governmental laws, decrees or regulations in the Republic of The Marshall Islands that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.

The Company is not aware of any limitations on the right of non-resident or foreign owners to hold or vote securities of the Company imposed by the laws of the Republic of the Marshall Islands or the Company’s articles of incorporation and bylaws.

Taxation

Teekay Shipping Corporation was incorporated in the Republic of Liberia on February 9, 1979 and was domesticated in the Republic of The Marshall Islands on December 20, 1999.

Since, (i) Teekay Shipping Corporation is not now carrying on or conducting, and in the future does not expect to carry on or conduct, any business or transactions within the Republic of The Marshall Islands and therefore is now, and in the future intends to remain, a “non-resident domestic corporation” under The Marshall Islands Business Corporations Act, and (ii) Teekay’s 8.32% First Preferred Ship Mortgage Notes and all documentation relating to the Notes and to the public offering of Teekay’s common stock were executed outside of the Republic of The Marshall Islands, and assuming the holders of the Notes and the Common Stock neither reside in, maintain an office in, engage in business in, nor conduct transactions in, the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings are imposed by the Republic of The Marshall Islands on payments to be made in respect to the Notes or on distributions made in respect of the Common Stock. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the ownership or disposition of the Common Stock by holders thereof.

Documents on Display

Documents concerning the Company that are referred to herein may be inspected at its principal executive headquarters at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, The Bahamas. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system may also be obtained from the Securities and Exchange Commission’s (SEC) website at www.sec.gov or from SEC public reference rooms, including the SEC’s public reference room at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, or at Seven World Trade Center, 13th floor, New York, New York 10048, or at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Copies of documents can be requested from the SEC public reference rooms for a copying fee.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from foreign currency fluctuations and changes in interest rates. The Company uses forward foreign currency contracts and interest rate swaps to manage these risks, but does not use financial instruments for trading or speculative purposes.

Foreign Exchange Rate Risk

The international tanker industry’s functional currency is the U.S. dollar. Virtually all of the Company’s revenues and most of its operating costs are in U.S. dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which are Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pound and Norwegian Kroner. During the year ended December 31, 2000, approximately 20.0% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, the Company has the ability to shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

The Company enters into forward contracts as a hedge against changes in certain foreign exchange rates. As at December 31, 2000, the Company had $62.1 million in foreign exchange forward contracts that mature as follows: ($34.4 million – 2001), ($25.9 million – 2002), and ($1.8 million – 2003). Market value gains and losses are deferred and recognized during the period in which the hedged transaction is recorded in the accounts.

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

As at December 31, 2000, the Company was committed to a series of interest rate swap agreements whereby $100.0 million of the Company’s floating rate debt was swapped with fixed rate obligations having an average remaining term of 1.5 years, expiring between December 2001 and December 2002. These arrangements effectively change the Company’s interest rate exposure on $100.0 million of debt from a floating LIBOR rate to an average fixed rate of 6.71%.

                                              Contract                Carrying Amount                  Fair
(in USD 000's)                                 Amount             Asset           Liability            Value
----------------------------------------- ------------------ ---------------- ------------------ ------------------
December 31, 2000
-----------------
FX Forward Contracts                       $       62,125      $       -         $         -       $       2,252
Interest Rate Swap Agreements                     100,000              -                   -              (1,297)
Debt                                              797,484              -              797,484            789,913

December 31, 1999
-----------------
FX Forward Contracts                       $        4,448     $        -         $         -       $         (20)
Interest Rate Swap Agreements                     200,000              -                   -               4,488
Debt                                            1,085,167              -            1,085,167          1,060,417
----------------------------------------- ------------------ ---------------- ------------------ ------------------
Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and schedule, together with the report of Ernst & Young, Chartered Accountants thereon, are filed as part of this Annual Report:
                                                                                                            Page
                                                                                                            ----

Independent Auditor's Report................................................................................F-1
Consolidated Financial Statements

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:
              ^1.1  Amended and Restated Articles of Incorporation of Teekay Shipping Corporation.
              ^1.2  Articles of Amendment of Articles of Incorporation of Teekay Shipping Corporation.
              ^1.3  Amended and Restated Bylaws of Teekay Shipping Corporation.
             **2.1  Registration Rights Agreement among Teekay Shipping Corporation, Tradewinds Trust Co. Ltd., as Trustee
                    for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK
                    Trust.
             **2.2  Specimen of Teekay Shipping Corporation Common Stock Certificate.
             ##2.3  Indenture dated January 29, 1996 among Teekay Shipping Corporation, VSSI Oceans Inc., VSSI Atlantic Inc.,
                    VSSI Appian Inc., Senang Spirit Inc., Exuma Spirit Inc., Nassau Spirit Inc., Andros
                    Spirit Inc. and United States Trust Company of New York, as Trustee.
             ##2.4  Specimen of Teekay Shipping Corporation's 8.32% First Preferred Ship Mortgage Notes Due 2008.
           ##++2.5  Bahamian Statutory Ship Mortgage dated January 29, 1996 by Nassau Spirit
                    Inc. to United States Trust Company of New York.
           ##++2.6  Deed of Covenants dated January 29, 1996 by Nassau Spirit Inc. to United
                    States Trust Company of New York.
              #2.7  First Preferred Ship Mortgage dated January 29, 1996 by VSSI Oceans Inc.
                    to United States Trust Company of New York, as Trustee.
           ##++2.8  Assignment of Time Charter dated January 29, 1996 by Nassau Spirit Inc.
                    to United States Trust Company of New York, as Trustee.
           ##++2.9  Assignment of Insurance dated January 29, 1996 by Nassau Spirit Inc. to
                    United States Trust Company of New York, as Trustee.
            ##2.10  Pledge Agreement and Irrevocable Proxy dated January 29, 1996 by Teekay Shipping Corporation in favor of United States Trust Company of New York, as Trustee.
          ##++2.11  Guarantee dated January 29, 1996 by Nassau Spirit Inc. in favor of
                    United States Trust Company of New York, as Trustee.
          ##++2.12  Assignment of Freights and Hires dated January 29, 1996 by Nassau Spirit
                    Inc. to United States Trust Company of New York, as Trustee.
          ##++2.13  Cash Collateral Account Agreement dated January 29, 1996 between Nassau
                    Spirit Inc. and United States Trust Company of New York, as Trustee.
            ##2.14  Investment Account Agreement dated January 29, 1996 between Teekay Shipping Corporation and
                    United States Trust Company of New York, as Trustee.
             **4.1  1995 Stock Option Plan.
             ^^4.2  Amendment to 1995 Stock Option Plan.
               4.3  Amended 1995 Stock Option Plan.
             **4.4  Form of Indemnification Agreement between Teekay Shipping Corporation and each of its officers and directors.
              +4.5  Charter Party, as amended, dated September 21, 1989 between Palm
                    Shipping Inc. and BP Shipping Limited.
              #4.6  Time Charter, as amended, dated July 3, 1995 between VSSI Oceans Inc.
                    and Palm Shipping Inc.
              #4.7  Time Charter, as amended, dated January 4, 1994 between VSSI Atlantic
                    Inc. and Palm Shipping Inc.
              #4.8  Time Charter, as amended, dated February 1, 1992 between VSSI Appian
                    Inc. and Palm Shipping Inc.
              #4.9  Time Charter, as amended, dated December 1, 1993 between Senang Spirit
                    Inc. and Palm Shipping Inc.
             #4.10  Time Charter, as amended, dated August 1, 1992 between Exuma Spirit Inc.
                    and Palm Shipping Inc.
             #4.11  Time Charter, as amended, dated May 1, 1992 between Nassau Spirit Inc.
                    and Palm Shipping Inc.
             #4.12  Time Charter, as amended, dated November 1, 1992 between Andros Spirit
                    Inc. and Palm Shipping Inc.
           #++4.13  Management Agreement, as amended, dated June 1, 1992 between Teekay
                    Shipping Limited and Nassau Spirit Inc.
             @4.14  Agreement, dated October 3, 1996, for a U.S. $90,000,000 Term Loan
                    Facility to be made available to certain subsidiaries of Teekay Shipping
                    Corporation by Christiania Bank og Kreditkasse, acting through its New
                    York Branch, The Bank of Nova Scotia, and Banque Indosuez.
             @4.15  Agreement, dated October 18, 1996, for a U.S. $120,000,000 Term Loan
                    Facility to be made available to certain subsidiaries of Teekay Shipping
                    Corporation by Den Norske Bank ASA, Nederlandse Scheepshypothesbank
                    N.V., The Bank of New York, and Midland Bank plc.
            @@4.16  Agreement, dated January 26, 1998, for a U.S. $200,000,000 Reducing
                    Revolving Credit Facility to be made available to certain wholly-owned subsidiaries of Teekay Shipping Corporation by Den Norske Bank ASA,
                    Christiania Bank og Kreditkasse ASA, New York Branch, and the Bank
                    of Nova Scotia.
           @@@4.17  Agreement, dated March 26, 1999, for the amalgamation of Northwest
                    Maritime Inc., a 100% owned subsidiary of Teekay Shipping Corporation, and Bona Shipholding Ltd.
           ^  4.18  Agreement, dated April 16, 1998, for a U.S. $30,000,000 Term Loan Facility
                    to be made available to VSSI Australia Limited by Rabo Australia Limited.
           ^  4.19  Agreement, dated December 18, 1997, for a U.S. $44,000,000 Term Loan
                    Facility to be made available to Barrington (Australia) Pty Limited and
                    Palmerston (Australia) Pty Limited by Rabo Australia Limited.
           ^  4.20  Amended and Restated Reimbursement Agreement, dated April 16, 1998,
                    Among Barrington (Australia) Pty Limited, Palmerston (Australia) Pty Limited,
                    VSSI Australia Limited, VSSI Transport Inc. and Alliance Chartering Pty
                    Limited and Nedship Bank (America) N.V., The Bank of New York and
                    Landesbank Schleswig-Holstein.
           ^  4.21  Amendment No. 1, dated May 1999, to Amended and Restated Reimbursment Agreement
                    dated April 16, 1998 among Barrington (Australia) Pty Limited, Palmerston
                    (Australia) Pty Limited, VSSI Australia Limited, VSSI Transport
                    Inc. and Alliance Chartering Pty Limited and Nedship Bank (America) N.V.,
                    The Bank of New York and Landesbank Schleswig-Holstein.
           ^  4.22  Amended and Restated Agreement, date June 11, 1999, for a $500,000,000
                    Revolving Loan between Bona Shipholding Ltd., Chase Manhattan plc,
                    Citibank International plc and various other banks.
           ^  4.23  Amendment and Restatement Agreement, dated June 11, 1999, relating to a U.S.
                    $500,000,000 Revolving Loan Agreement between Bona Shipholding Ltd.,
                    Chase Manhattan plc, Citibank International plc and various other banks.
          ^^^ 4.24  Rights agreement, dated as of September 8, 2000, between Teekay Shipping Corporation and The Bank of New York, as Rights Agent.
              4.25  Reimbursement Agreement, dated January 1, 2000, between Fleet Management Inc. and
                    Teekay Shipping Corporation.
               8.1  List of Significant Subsidiaries

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

^   Previously  filed as an exhibit to the Company's  Annual  Report on Form 20-F (File  No.1-12874),
    filed with the SEC on March 30, 2000, and hereby incorporated by reference to such Annual Report.

^^  Previously  filed as an exhibit to the Company's Form 6-K (File  No.1-12874),  filed with the SEC on May 2, 2000, and hereby incorporated by reference to such Annual Report.

^^^ Previously  filed as an exhibit to the Company's Form 8-A (File  No.1-12874),  filed with the SEC on September 11, 2000, and hereby incorporated by reference to such Annual Report.
SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY SHIPPING CORPORATION

By:    /s/ Peter Antturi
        Peter Antturi
        Vice President and Chief Financial Officer
        (Principal Financial and Accounting Officer)

Dated: March 30, 2001
AUDITOR'S REPORT

To the Shareholders of
TEEKAY SHIPPING CORPORATION

We have audited the accompanying consolidated balance sheets of Teekay Shipping Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year ended December 31, 2000, the nine month period ended December 31, 1999 and the year ended March 31, 1999. Our audits also included the financial schedule listed in the Index: Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Shipping Corporation and subsidiaries as at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the year ended December 31, 2000, the nine month period ended December 31, 1999 and the year ended March 31, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material aspects the information set forth therein.

Nassau, Bahamas,                                                                                                                                           /s/ ERNST & YOUNG
February 16, 2001                                                                                                                                           Chartered Accountants
(except for note 13 which is as of March 6, 2001)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except per share amounts)

                                                                          Year Ended     Nine Months Ended
                                                                         December 31,       December 31,        Year Ended
                                                                             2000               1999          March 31, 1999
                                                                              $                  $                  $
                                                                      --------------- --------------------- ---------------
NET VOYAGE REVENUES
Voyage revenues                                                             893,226            377,882             411,922
Voyage expenses                                                             248,957            129,532              93,511
----------------------------------------------------------------------- --------------- --------------------- --------------
Net voyage revenues                                                         644,269            248,350             318,411
----------------------------------------------------------------------- --------------- --------------------- --------------
OPERATING EXPENSES
Vessel operating expenses                                                   125,415             98,780              84,397
Time charter hire expense                                                    53,547             30,681              29,666
Depreciation and amortization                                               100,153             68,299              93,712
General and administrative                                                   37,479             27,018              25,002
----------------------------------------------------------------------- --------------- --------------------- --------------
                                                                            316,594            224,778             232,777
----------------------------------------------------------------------- --------------- --------------------- --------------
INCOME FROM VESSEL OPERATIONS                                               327,675             23,572              85,634
----------------------------------------------------------------------- --------------- --------------------- --------------
OTHER ITEMS
Interest expense                                                            (74,540)           (44,996)            (44,797)
Interest income                                                              13,021              5,842               6,369
Other income (loss) (note 11)                                                 3,864             (4,013)              5,506
----------------------------------------------------------------------- --------------- --------------------- --------------
                                                                            (57,655)           (43,167)            (32,922)
----------------------------------------------------------------------- --------------- --------------------- --------------
Net income (loss) before extraordinary loss                                 270,020            (19,595)             52,712
Extraordinary loss on bond redemption (note 6)                                    -               -                 (7,306)
----------------------------------------------------------------------- --------------- --------------------- --------------
Net income (loss)                                                           270,020            (19,595)             45,406
----------------------------------------------------------------------- --------------- --------------------- --------------
Basic Earnings per Common Share (note 9)

o Net income (loss) before extraordinary loss                                  7.02              (0.54)               1.70

o Net income (loss)                                                            7.02              (0.54)               1.46

Diluted Earnings per Common Share (note 9)

o Net income (loss) before extraordinary loss                                  6.86              (0.54)               1.70

o Net income (loss)                                                            6.86              (0.54)               1.46
----------------------------------------------------------------------- --------------- --------------------- --------------

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                                              As at             As at
                                                                                           December 31,     December 31,
                                                                                               2000             1999
                                                                                                $                 $
                                                                                        ----------------- ----------------
ASSETS
Current
Cash and cash equivalents                                                                       181,300           220,327
Marketable securities (note 4)                                                                    8,081              -
Accounts receivable                                                                              80,158            30,753
Prepaid expenses and other assets                                                                25,956            29,579
---------------------------------------------------------------------------------------- ----------------- ----------------
Total current assets                                                                            295,495           280,659
---------------------------------------------------------------------------------------- ----------------- ----------------
Marketable securities (note 4)                                                                   33,742             6,054

Vessels and equipment (notes 1 and 6)
At cost, less accumulated depreciation of $680,756
    (December 31, 1999 -  $624,727)                                                           1,607,716         1,663,517
Investment in joint venture                                                                      20,474            19,402
Other assets                                                                                     16,672            13,052
---------------------------------------------------------------------------------------- ----------------- ----------------
                                                                                              1,974,099         1,982,684
---------------------------------------------------------------------------------------- ----------------- ----------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable                                                                                 22,084            20,431
Accrued liabilities (note 5)                                                                     44,081            39,515
Current portion of long-term debt (note 6)                                                       72,170            66,557
---------------------------------------------------------------------------------------- ----------------- ----------------
Total current liabilities                                                                       138,335           126,503
---------------------------------------------------------------------------------------- ----------------- ----------------
Long-term debt (note 6)                                                                         725,314         1,018,610
Other long-term liabilities                                                                       7,368             3,400
---------------------------------------------------------------------------------------- ----------------- ----------------
Total liabilities                                                                               871,017         1,148,513
---------------------------------------------------------------------------------------- ----------------- ----------------
Minority interest                                                                                 4,570             2,104

Stockholders' equity
Capital stock (note 9)                                                                          452,808           427,937
Retained earnings                                                                               641,149           404,130
Accumulated other comprehensive income                                                            4,555              -
---------------------------------------------------------------------------------------- ----------------- ----------------
Total stockholders' equity                                                                    1,098,512           832,067
---------------------------------------------------------------------------------------- ----------------- ----------------
                                                                                              1,974,099         1,982,684
---------------------------------------------------------------------------------------- ----------------- ----------------
Commitments and contingencies (notes 7 and 10)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                           Year Ended      Nine Months Ended     Year Ended
                                                                          December 31,        December 31,        March 31,
                                                                              2000                1999              1999
                                                                                $                  $                  $
                                                                         ---------------- --------------------- --------------
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)                                                              270,020           (19,595)          45,406
Non-cash items:
Depreciation and amortization                                                  100,153            68,299           93,712
Loss (gain) on disposition of assets                                             1,004               -             (7,117)
Loss on bond redemption                                                            -                 -              7,306
Equity income (net of dividends received: December 31, 2000 - $8,474;
  December 31, 1999 - $Nil)                                                     (1,072)             (721)             -
Future income taxes                                                                999             1,500            1,900
Other - net                                                                     (1,173)            1,134            1,218
Change in non-cash working capital items related to
  operating activities (note 12)                                               (36,676)              896           (4,717)
------------------------------------------------------------------------ ---------------- --------------------- --------------
Net cash flow from operating activities                                        333,255            51,513          137,708
------------------------------------------------------------------------ ---------------- --------------------- --------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                   206,000           100,000          230,000
Scheduled repayments of long-term debt                                         (63,757)          (32,252)         (50,577)
Prepayments of long-term debt                                                 (429,926)          (10,000)        (268,034)
Net proceeds from issuance of Common Stock                                      24,843               -             68,751
Cash dividends paid                                                            (32,973)          (23,150)         (26,222)
Other                                                                            2,970               -               (690)
------------------------------------------------------------------------ ---------------- --------------------- --------------
Net cash flow from financing activities                                       (292,843)           34,598          (46,772)
------------------------------------------------------------------------ ---------------- --------------------- --------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                         (43,512)          (23,313)         (85,445)
Expenditures for drydocking                                                    (11,941)           (6,598)         (11,749)
Proceeds from disposition of assets                                              9,713              -              23,435
Net cash acquired through purchase of
  Bona Shipholding Ltd. (note 3)                                                  -               51,774             -
Acquisition costs related to purchase of
  Bona Shipholding Ltd. (note 3)                                                (2,685)          (13,806)            -
Proceeds on sale of available-for-sale securities                                 -               13,724           13,305
Purchases of available-for-sale securities                                     (31,014)           (6,000)            -
------------------------------------------------------------------------ ---------------- --------------------- --------------
Net cash flow from investing activities                                        (79,439)           15,781          (60,454)
------------------------------------------------------------------------ ---------------- --------------------- --------------
Increase (decrease) in cash and cash equivalents                               (39,027)           101,892          30,482
Cash and cash equivalents, beginning of the period                             220,327            118,435          87,953
------------------------------------------------------------------------ ---------------- --------------------- --------------

Cash and cash equivalents, end of the period                                   181,300            220,327         118,435
------------------------------------------------------------------------ ---------------- --------------------- --------------

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands of U.S. dollars)

                                                                                 Accumulated
                                              Thousands                             Other       Compre-
                                                 of                                Compre-      hensive          Total
                                               Common     Common    Retained       hensive      Income       Stockholders'
                                               Shares      Stock    Earnings       Income        (Loss)         Equity
                                                 #           $          $            $             $              $
-------------------------------------------- ------------ ---------- ---------- --------------- ------------- ----------------
Balance as at March 31, 1998                   28,833      261,353    428,102           -                       689,455
-------------------------------------------- ------------ ---------- ---------- --------------- ------------- ----------------

Net income                                                             45,406                     45,406         45,406
Other comprehensive income                                                                             -
                                                                                                -------------
Comprehensive income                                                                              45,406
                                                                                                -------------

Dividends declared                                                   (26,611)                                   (26,611)
June 15, 1998 share offering
  (2,800,000 shares at $24.7275 per share of
  common stock net of share issue costs)
  (note 9)                                      2,800       68,700                                               68,700
Reinvested dividends                               13          389                                                  389
Exercise of stock options                           2           51                                                   51
-------------------------------------------- ------------ ---------- ---------- --------------- ------------- ----------------
Balance as at March 31, 1999                   31,648      330,493   446,897            -                       777,390
-------------------------------------------- ------------ ---------- ---------- --------------- ------------- ----------------

Net income (loss)                                                    (19,595)                    (19,595)       (19,595)
Other comprehensive income                                                                             -
                                                                                                -------------
Comprehensive income (loss)                                                                      (19,595)
                                                                                                -------------
Dividends declared                                                   (23,172)                                   (23,172)
June 11, 1999 common stock issued on
 acquisition of Bona Shipholding Ltd. (note 3)  6,415       97,422                                               97,422
Reinvested dividends                                1           22                                                   22
-------------------------------------------- ------------ ---------- ---------- --------------- ------------- ----------------
Balance as at December 31, 1999                38,064      427,937   404,130            -                       832,067
-------------------------------------------- ------------ ---------- ---------- --------------- ------------- ----------------

Net income                                                           270,020                     270,020        270,020
Other comprehensive income:
   Unrealized gain on available-for-sale
   securities (note 4)                                                                4,555        4,555          4,555
                                                                                                -------------
Comprehensive income                                                                             274,575
                                                                                                -------------
Dividends declared                                                   (33,001)                                   (33,001)
Reinvested dividends                                1           28                                                   28
Exercise of stock options                       1,080       24,843                                               24,843
-------------------------------------------- ------------ ---------- ---------- --------------- ------------- ----------------
Balance as at December 31, 2000                 39,145    452,808    641,149          4,555                   1,098,512
-------------------------------------------- ------------ ---------- ---------- --------------- ------------- ----------------

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

  Summary of Significant Accounting Policies

  Basis of presentation

   The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Teekay Shipping Corporation (“Teekay”), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (the “Company”). Significant intercompany items and transactions have been eliminated upon consolidation.

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

  Reporting currency

  The consolidated financial statements are stated in U.S. dollars because the Company operates in international shipping markets which utilize the U.S. dollar as the functional currency.

  Change in fiscal year end

  The Company changed its fiscal year end from March 31 to December 31, effective December 31, 1999. The following is a summary of selected financial information for the comparative twelve month periods ended December 31, 2000, 1999 and 1998.

                                                Twelve Months Ended     Twelve Months Ended     Twelve Months Ended
                                                   December 31,             December 31,            December 31,
                                                       2000                     1999                    1998
                                                     (audited)              (unaudited)             (unaudited)
                                                         $                       $                       $
                                              ------------------------ ----------------------- -----------------------
RESULTS OF OPERATIONS
Net voyage revenues                                      644,269               318,348                 327,016
Income from vessel operations                            327,675                34,189                 103,660
Net income (loss) before extraordinary loss              270,020               (17,723)                 66,451
Net income (loss)                                        270,020               (17,723)                 59,145
Net income (loss) before extraordinary
loss per common share
- basic                                                     7.02                 (0.50)                   2.19
- diluted                                                   6.86                 (0.50)                   2.19
Net income (loss) per common share
- basic                                                     7.02                 (0.50)                   1.95
- diluted                                                   6.86                 (0.50)                   1.95

CASH FLOWS
Net cash flow from operating activities                  333,255                71,633                 151,779
Net cash flow from financing activities                 (292,843)               76,948                 (74,407)
Net cash flow from investing activities                  (79,439)                5,613                (127,372)
TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Operating revenues and expenses

 Voyage revenues and expenses are recognized on the percentage of completion method of accounting. Effective December 31, 1999 the Company refined its estimation process from a load-to-load basis to a discharge-to-discharge basis under the percentage of completion method to more precisely reflect net voyage revenues. This refinement in accounting estimate resulted in a one-time increase in net voyage revenues of $5.7 million, or 16 cents per share, for the nine month period ended December 31, 1999.

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
Marketable securities

The Company’s investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a component of other comprehensive income.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest costs and supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessel purchases to the standard required to properly service the Company’s customers are capitalized. Depreciation is calculated on a straight-line basis over a vessel’s useful life from the date a vessel is initially placed in service.

Effective April 1, 1999, the Company revised the estimated useful life of its vessels from 20 years to 25 years, consistent with most other public tanker companies. This change in accounting estimate resulted in a reduction of depreciation expense of $22.5 million, or 62 cents per share, for the nine month period ended December 31, 1999.

Interest costs capitalized to vessels and equipment for the year ended December 31, 2000, the nine month period ended December 31, 1999 and the year ended March 31, 1999 aggregated $Nil, $1,710,000, and $3,018,000, respectively.

Expenditures incurred during drydocking are capitalized and amortized on a straight-line basis over the period until the next anticipated drydocking. When significant drydocking expenditures recur prior to the expiry of this period, the remaining balance of the original drydocking is expensed in the month of the subsequent drydocking. Drydocking expenses amortized for the year ended December 31, 2000, the nine month period ended December 31, 1999 and the year ended March 31, 1999 aggregated $9,208,000, $6,275,000, and $8,583,000, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Investment in joint venture

The Company has a 50% participating interest in the joint venture (Soponata-Teekay Limited) which owns two Suezmax vessels and one Aframax vessel. The joint venture is accounted for using the equity method whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings.

 Investment in the Panamax O/B/O Pool

All oil/bulk/ore carriers (“O/B/O”) owned by the Company are operated through a Panamax O/B/O Pool. The participants in the Pool are the companies contributing vessel capacity to the Pool. The voyage revenues and expenses of these vessels have been included on a 100% basis in the consolidated financial statements. The minority pool participants’ share of the result has been deducted as time charter hire expense.

 Loan costs

Loan costs, including fees, commissions and legal expenses, which are presented as other assets are capitalized and amortized on a straight line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

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

Cash interest paid during the year ended December 31, 2000, the nine month period ended December 31, 1999 and the year ended March 31, 1999 totaled $77,073,000, $63,086,000, and $48,527,000, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Income taxes

The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company’s Australian ship-owning subsidiaries are subject to income taxes (see Note 11). The Company accounts for such taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, ” Accounting for Income Taxes”.

Accounting for Stock-Based Compensation

Under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 (“APB 25”) “Accounting for Stock Issued to Employees” and has disclosed the required pro forma effect on net income and earning per share as if the fair value method of accounting as prescribed in SFAS 123 had been applied (see Note 9).

Comprehensive income

The Company follows Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements

Recent accounting pronouncements

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which establishes new standards for recording derivatives in interim and annual financial statements. This statement requires recording all derivative instruments as assets or liabilities, measured at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value will be immediately recognized in income. Statement No. 133, as amended by FASB Statements No. 137 and No. 138, is effective for fiscal years beginning after June 15, 2000.

Based upon the Company’s derivative position at December 31, 2000, the Company estimates that upon adoption of Statement No. 133 it will recognize the fair value of all derivatives as assets of $2,252,000 and liabilities of $1,297,000 on its consolidated balance sheet. These amounts will be recorded as an adjustment to stockholders’ equity through other comprehensive income. There will be no impact on net income. In addition, a deferred gain of $3,200,000 on the unwound interest rate swap agreements presented as other long-term liabilities at December 31, 2000, will be reclassified to accumulated other comprehensive income and will be recognized into earnings over the hedged term of the debt.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

  Business Operations

  The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of a fleet of tankers. All of the Company’s revenues are earned in international markets.

  Two customers, both international oil companies, individually accounted for 13% ($118,306,000) and 12% ($110,241,000) of the company’s consolidated voyage revenues during the year ended December 31, 2000. During the nine months ended December 31, 1999, a single customer, also an international oil company, accounted for 13% ($48,140,000) of the Company’s consolidated voyage revenues. During the year ended March 31, 1999, three customers, all international oil companies, individually accounted for 12% ($51,411,000), 12% ($50,727,000) and 10% ($42,797,000), respectively, of the Company’s consolidated voyage revenues. No other customer accounted for more than 10% of the Company’s consolidated voyage revenues during the fiscal periods presented herein.

  Acquisition of Bona Shipholding Ltd.

  On June 11, 1999, Teekay purchased Bona Shipholding Ltd. (“Bona”) for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of Teekay’s Common Stock. Bona’s operating results are reflected in these financial statements commencing the effective date of the acquisition.

The following table shows comparative summarized condensed pro forma financial information for the nine month period ended December 31, 1999, and for the year ended March 31, 1999 and gives effect to the acquisition as if it had taken place April 1, 1998:

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
                                                                                 (unaudited)          (unaudited)
                                                                                      $                    $
--------------------------------------------------------------------------- ----------------------- -----------------
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
--------------------------------------------------------------------------- ----------------------- -----------------
TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

  Investments in Marketable Securities

                                                                         Gross           Gross         Approximate
                                                                       Unrealized     Unrealized        Market and
                                                          Cost           Gains          Losses       Carrying Values
                                                            $              $               $                $
                                                      -------------- --------------- -------------- -------------------
December 31, 2000
Available-for-sale equity securities...............        17,032          4,577               -            21,609
Available-for-sale debt securities.................        20,236              8             (30)           20,214
                                                      -------------- --------------- -------------- -------------------
                                                           37,268          4,585             (30)           41,823
                                                      ============== =============== ============== ===================
December 31, 1999
Available-for-sale debt securities.................         6,051              6              (3)            6,054
                                                      ============== =============== ============== ===================
The cost and approximate market value of available-for-sale debt securities by contractual maturity, as at December 31, 2000 and December 31, 1999, are shown as follows:
                                                                                                       Approximate
                                                                                                        Market and
                                                                                         Cost        Carrying Values
                                                                                           $                $
                                                                                     -------------- -------------------
December 31, 2000
Less than one year ................................................................        8,081          8,081
Due after one year through five years .............................................       12,155         12,133
                                                                                     -------------- -------------------
                                                                                          20,236         20,214
                                                                                     ============== ===================
December 31, 1999
Less than one year ................................................................            -              -
Due after one year through five years..............................................        6,051          6,054
                                                                                     -------------- -------------------
                                                                                           6,051          6,054
                                                                                     ============== ===================
  Accrued Liabilities
                                                                                     December 31,      December 31,
                                                                                         2000              1999
                                                                                           $                 $
                                                                                    ---------------- ------------------

Voyage and vessel..................................................................        26,461         12,469
Interest...........................................................................         9,444         12,619
Payroll and benefits...............................................................         8,176         14,427
                                                                                    ---------------- ------------------
                                                                                           44,081         39,515
                                                                                    ================ ==================
  Long-Term Debt
                                                                                     December 31,      December 31,
                                                                                         2000              1999
                                                                                           $                 $
                                                                                    ---------------- ------------------

Revolving Credit Facilities........................................................       415,800        634,000
First Preferred Ship Mortgage Notes (8.32%)
  U.S. dollar debt due through 2008................................................       189,274        225,000
Term Loans U.S. dollar debt due through 2009 ......................................       192,410        226,167
                                                                                    ---------------- ------------------
                                                                                          797,484      1,085,167
Less current portion...............................................................        72,170         66,557
                                                                                    ---------------- ------------------
                                                                                          725,314      1,018,610
                                                                                    ================ ==================
TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company has two long-term Revolving Credit Facilities (the “Revolvers”) available, which, as at December 31, 2000, provided for borrowings of up to $565.8 million. Interest payments are based on LIBOR (December 31, 2000: 6.4%; December 31, 1999: 6.0%) plus a margin depending on the financial leverage of the Company; at December 31, 2000, the margins ranged between 0.50% and 0.85% (December 31, 1999: between 0.60% and 0.90%). The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The Revolvers are collateralized by first priority mortgages granted on thirty-four of the Company’s vessels, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolvers.

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the “8.32% Notes”) are collateralized by first preferred mortgages on seven of the Company’s Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the “8.32% Notes Guarantor Subsidiaries”) to a maximum of 95% of the fair value of their net assets. As at December 31, 2000, the fair value of these net assets approximated $231.5 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004. During June 2000, the Company repurchased a principal amount of $35.7 million of the 8.32% Notes outstanding.

Upon the 8.32% Notes achieving Investment Grade Status (as defined in the Indenture) and subject to certain other conditions, the guarantees of the 8.32% Notes Guarantor Subsidiaries will terminate, all of the collateral securing the obligations of the Company and the 8.32% Notes Guarantor Subsidiaries under the Indenture and the Security Documents (as defined in the Indenture) will be released (whereupon the Notes will become general unsecured obligations of the Company) and certain covenants under the Indenture will no longer be applicable to the Company.

Condensed financial information regarding the Company, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

In August 1998, the Company redeemed the remaining $98.7 million of the 9 5/8% First Preferred Ship Mortgage Notes (the “9 5/8% Notes”) which resulted in an extraordinary loss of $7.3 million, or 24 cents per share, for the year ended March 31, 1999.

The Company has several term loans outstanding, which, as at December 31, 2000, totalled $192.4 million. Interest payments are based on LIBOR plus a margin. At December 31, 2000, the margins ranged between 0.55% and 1.25%. The term loans reduce in quarterly or semi-annual payments with varying maturities through 2009. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from Teekay.

As at December 31, 2000, the Company was committed to a series of interest rate swap agreements whereby $100.0 million of the Company’s floating rate debt was swapped with fixed rate obligations having an average remaining term of 1.5 years, expiring between December 2001 and December 2002. These arrangements effectively change the Company’s interest rate exposure on $100.0 million of debt from a floating LIBOR rate to an average fixed rate of 6.71%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Among other matters, the long-term debt agreements generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of additional debt and new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, is limited as of December 31, 2000, to $316.6 million. Certain of the loan agreements require a minimum level of free cash be maintained. As at December 31, 2000, this amount was $26.0 million.

The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to December 31, 2000 are $72,170,000 (2001), $70,017,000 (2002), $112,131,000 (2003), $94,052,000 (2004), and $109,025,000 (2005).

  Leases

  Charters-out

  Time charters to third parties of the Company’s vessels are accounted for as operating leases. The minimum future revenues to be received on time charters currently in place are $82,791,000 (2001), $71,993,000 (2002), $53,199,000 (2003), $42,634,000 (2004), $39,035,000 (2005), and $93,028,000 thereafter.

  The minimum future revenues should not be construed to reflect total charter hire revenues for any of the years.

  Charters-in

  Minimum commitments under vessel operating leases are $32,576,000 (2001), $15,632,000 (2002), $11,755,000 (2003), $6,771,000 (2004) and $1,665,000 (2005).

  Fair Value of Financial Instruments

  Carrying amounts of all financial instruments approximate fair market value except for the following:

  Long-term debt - The fair values of the Company’s fixed rate long-term debt are based on either quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

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

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The estimated fair value of the Company's financial instruments is as follows:

                                                            December 31, 2000                December 31, 1999
                                                     --------------------------------- -------------------------------
                                                        Carrying           Fair           Carrying          Fair
                                                         Amount           Value            Amount          Value
                                                           $                $                $               $
                                                     --------------- ----------------- --------------- ---------------

Cash, cash equivalents and marketable
  securities.........................................      223,123         223,123          226,381        226,381
Long-term debt ......................................      797,484         789,913        1,085,167      1,060,417
Interest rate swap agreements (note 6) ..............         -             (1,297)            -             4,488
Foreign currency contracts (note 10) ................         -              2,252             -               (20)

The Company transacts interest rate swap and foreign currency contracts with investment grade rated financial institutions and requires no collateral from these institutions.

  Capital Stock

  The authorized capital stock of the Company at December 31, 2000 is 25,000,000 shares of Preferred Stock with a par value of $1 per share and 725,000,000 shares of Common Stock with a par value of $0.001 per share. At December 31, 2000 the Company had 39,145,219 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

  The Company’s shareholders approved amendments to the Company’s 1995 Stock Option Plan (the “Plan”) to increase the number of shares of Common Stock reserved and available for future grants of options under the Plan by an additional 1,800,000 shares in September 1998, and 2,350,000 shares in March 2000. As of December 31, 2000, the Company had reserved 4,911,622 shares of Common Stock for issuance upon exercise of options granted pursuant to the Plan. During the year ended December 31, 2000, the nine month period ended December 31, 1999 and the year ended March 31, 1999, the Company granted options under the Plan to acquire up to 889,500, 1,463,500, and 573,000 shares of Common Stock (the “Grants”), respectively, to certain eligible officers, employees (including senior sea staff), and directors of the Company. The options have a 10-year term and had initially vested equally over four years from the date of grant. Effective September 8, 2000, the Company amended the Plan which reduced the vesting period for all subsequent stock option grants from four years to three years. In addition, the Company also accelerated the vesting period for the existing grants by one year. The impact of the accelerated vesting for the existing grants on compensation expense was not material for the year ended December 31, 2000.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A summary of the Company’s stock option activity, and related information for the year ended December 31, 2000, the nine month period ended December 31, 1999 and the year ended March 31, 1999 is as follows:

                                           December 31, 2000          December 31, 1999             March 31, 1999
                                       -------------------------- --------------------------- ---------------------------
                                                                                                           Weighted-
                                       Options   Weighted-Average  Options   Weighted-Average  Options      Average
                                       (000's)   Exercise Price    (000's)   Exercise Price    (000's)   Exercise Price
                                          #             $             #             $             #             $
                                       --------- ---------------- ---------- ---------------- ---------- ----------------
Outstanding-beginning of period          3,099         22.14       1,729       26.46            1,161           26.66
Granted................................    889         23.56       1,464       17.11              573           26.05
Exercised.............................. (1,080)        23.00          -          -                 (2)          21.50
Forfeited..............................    (48)        22.77         (94)      21.12               (3)          30.44
                                       ---------                  ----------                  ----------
Outstanding-end of period..............  2,860         22.25       3,099       22.14            1,729           26.46
                                       =========                  ==========                  ==========
Exercisable at end of period ..........  1,453         23.54       1,019       25.35              731           24.08
                                       =========                  ==========                  ==========
Weighted-average fair value
  of options granted during
  the period (per option) .............                 6.62                    3.88                             5.93
Exercise prices for the options outstanding as of December 31, 2000 ranged from $16.88 to $33.50. These options have a weighted-average remaining contractual life of 7.83 years.

As the exercise price of the Company's employee stock options equals the market price of underlying stock on the date of grant, no compensation expense is recognized under APB 25.

Had the Company recognized compensation costs for the Grants consistent with the methods recommended by SFAS 123 (see Note 1--Accounting for Stock-Based Compensation), the Company's net income and earnings per share for the year ended December 31, 2000, the nine month period ended December 31, 1999 and the year ended March 31, 1999 would have been stated at the pro forma amounts as follows:

                                                          Year Ended         Nine Months Ended       Year Ended
                                                         December 31,          December 31,           March 31,
                                                             2000                  1999                 1999
                                                              $                      $                    $
                                                          --------------------- ---------------------- ------------------
Net income (loss):
As reported...............................................   270,020              (19,595)                45,406
Pro forma.................................................   264,449              (21,828)                43,715

Basic earnings (loss) per common share:
As reported...............................................      7.02               (0.54)                   1.46
Pro forma.................................................      6.87               (0.60)                   1.41

Diluted earnings (loss) per common share:
As reported...............................................      6.86               (0.54)                   1.46
Pro forma.................................................      6.72               (0.60)                   1.41
TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Basic earnings per share is based upon the following weighted average number of common shares outstanding: 38,468,158 shares for the year ended December 31, 2000; 36,384,191 shares for the nine month period ended December 31, 1999; and 31,063,357 shares for the year ended March 31, 1999. Diluted earnings per share, which gives effect to the aforementioned stock options, is based upon the following weighted average number of common shares outstanding: 39,368,253 shares for the year ended December 31, 2000; 36,405,089 shares for the nine month period ended December 31, 1999; and 31,063,357 shares for the year ended March 31, 1999.

The fair values of the Grants were estimated on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free average interest rates of 6.6% for the year ended December 31, 2000; 5.8% for the nine month period ended December 31, 1999; and 5.4% for the year ended March 31, 1999, respectively; dividend yield of 3.0%; expected volatility of 30% for the year ended December 31, 2000 and 25% for the nine months ended December 31, 1999 and the year ended March 31, 1999; and expected lives of 5 years.

  Commitments and Contingencies

  The Company has guaranteed 50% of the outstanding mortgage debt in the joint venture company, Soponata-Teekay Limited, totalling $26.2 million as at December 31, 2000.

  The Company has guaranteed its share of committed, uncalled capital in certain limited partnerships totalling $1.8 million as at December 31, 2000.

  As at December 31, 2000, the Company was committed to foreign exchange contracts with maturities ranging from one month to three years for the forward purchase of approximately Japanese Yen 62.0 million, Singapore Dollars 13.9 million, Norwegian Kroner 132.0 million, Euros 5.9 million and Canadian Dollars 52.8 million for U.S. Dollars, at an average rate of Japanese Yen 111.72 per U.S. Dollar, Singapore Dollar 1.72 per U.S. dollar, Norwegian Kroner 9.54 per U.S. Dollar, Euros 1.09 per U.S. Dollar and Canadian Dollars 1.54 per U.S. dollar, respectively, for the purpose of hedging accounts payable, accrued liabilities and certain general and administrative and operating expenses.

  Other Income (Loss)
                                                                 Year Ended     Nine Months Ended       Year Ended
                                                                December 31,       December 31,         March 31,
                                                                    2000               1999                1999
                                                                     $                  $                   $
                                                               --------------- --------------------- -----------------
Gain (loss) on disposition of assets..........................      (1,004)                 -                 7,117
Equity income from joint venture .............................       9,546                  721                -
Future income taxes ..........................................        (999)              (1,500)             (1,900)
Miscellaneous.................................................      (3,679)              (3,234)                289
                                                               --------------- --------------------- -----------------
                                                                     3,864               (4,013)              5,506
                                                               =============== ===================== =================
TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

  Change in Non-Cash Working Capital Items Related to Operating Activities
                                                                 Year Ended     Nine Months Ended       Year Ended
                                                                December 31,       December 31,         March 31,
                                                                    2000               1999                1999
                                                                     $                  $                   $
                                                               --------------- --------------------- -----------------
Accounts receivable............................................      (49,405)            (5,462)             1,332
Prepaid expenses and other assets..............................        3,443                307             (2,409)
Accounts payable...............................................        2,613             (6,571)            (4,238)
Accrued liabilities............................................        6,673             12,622                598
                                                               --------------- --------------------- -----------------
                                                                     (36,676)               896             (4,717)
                                                               =============== ===================== =================
  Subsequent Event

  As of March 6, 2001, the Company had purchased a 56% interest in Ugland Nordic Shipping ASA (UNS), (9% of which was purchased in 2000), for approximately $117 million cash, or an average price of approximately NOK 134 per share. UNS controls a modern fleet of eighteen shuttle tankers (including four newbuildings) that engage in the transportation of oil from offshore production platforms to refineries. Shares of UNS are listed on the Oslo Stock Exchange.

  The Company will promptly launch a mandatory bid for the remaining shares in UNS at NOK 140 per share (for a total cost of approximately $100 million) as required by Norwegian law.

  The acquisition of UNS will be accounted for using the purchase method of accounting as required by accounting principles generally accepted in the United States.

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)

                                                                    Year Ended December 31, 2000
                                          ----------------- -------------- ---------------- --------------- ----------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                 $                $               $               $                $
                                          ----------------- -------------- ---------------- --------------- ----------------
Net voyage revenues                                   -          35,137         776,291         (167,159)        644,269
Operating expenses                                  420          25,202         433,578         (142,606)        316,594
                                          ----------------- -------------- ---------------- --------------- ----------------
  (Loss) income from vessel operations             (420)          9,935         342,713          (24,553)        327,675

Net interest (expense) income                   (17,373)             46         (44,192)               -         (61,519)
Equity in net income of subsidiaries            287,127               -               -         (287,127)              -
Other income                                        686               -           3,178                -           3,864
                                          ----------------- -------------- ---------------- --------------- ----------------
Net income                                      270,020           9,981         301,699         (311,680)        270,020
Retained earnings (deficit), beginning
of the year                                     404,130         (28,950)        369,370         (340,420)        404,130
Dividends declared                              (33,001)              -               -                -         (33,001)
                                          ----------------- -------------- ---------------- --------------- ----------------
Retained earnings (deficit),  end of
the year                                        641,149         (18,969)        671,069         (652,100)        641,149
                                          ================= ============== ================ =============== ================

                                                                 Nine Months Ended December 31, 1999
                                           ---------------- -------------- ---------------- --------------- ----------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                  $               $               $               $                $
                                           ---------------- -------------- ---------------- --------------- ----------------

Net voyage revenues                                  -           28,589           349,222       (129,461)        248,350
Operating expenses                                 493           24,056           310,304       (110,075)        224,778
                                           ---------------- -------------- ---------------- --------------- ----------------
     (Loss) income from vessel operations         (493)           4,533            38,918        (19,386)         23,572

Net interest (expense) income                  (14,420)              87           (24,821)             -         (39,154)
Equity in net income (loss) of
subsidiaries                                    (4,682)               -                 -          4,682               -
Other (loss) income                                  -                -            (4,013)             -          (4,013)
                                           ---------------- -------------- ---------------- --------------- ----------------
Net (loss) income                              (19,595)           4,620            10,084        (14,704)        (19,595)
Retained earnings (deficit),  beginning
of the period                                  446,897          (33,570)          359,286       (325,716)        446,897
Dividends declared                             (23,172)               -                 -              -         (23,172)
                                           ---------------- -------------- ---------------- --------------- ----------------
Retained earnings (deficit), end of the
period                                         404,130          (28,950)          369,370       (340,420)        404,130
                                           ================ ============== ================ =============== ================

                                                                       Year Ended March 31, 1999

                                           ---------------- -------------- ----------------- -------------- -----------------
                                                             8.32% Notes                                         Teekay
                                               Teekay         Guarantor     Non-Guarantor                    Shipping Corp.
                                           Shipping Corp.   Subsidiaries     Subsidiaries    Eliminations    & Subsidiaries
                                                  $               $               $                $               $
                                           ---------------- -------------- ----------------- -------------- -----------------
Net voyage revenues                                 -            37,820           461,394       (180,803)        318,411
Operating expenses                                  356          37,214           376,010       (180,803)        232,777
                                           ---------------- -------------- ----------------- -------------- -----------------
      (Loss) income from vessel operations         (356)            606            85,384              -          85,634

Net interest (expense) income                   (22,857)            148           (15,719)             -         (38,428)
Equity in net income of subsidiaries             75,698               -                 -        (75,698)              -
Other income                                        227               -            30,710        (25,431)          5,506
                                           ---------------- -------------- ----------------- -------------- -----------------
Net income before extraordinary loss             52,712             754           100,375       (101,129)         52,712
Extraordinary loss on bond redemption            (7,306)              -                 -              -          (7,306)
                                           ---------------- -------------- ----------------- -------------- -----------------
Net income                                       45,406             754           100,375       (101,129)         45,406
Retained earnings (deficit),  beginning
of the year                                     428,102         (34,324)          258,911       (224,587)        428,102
Dividends declared                              (26,611)              -                 -              -         (26,611)
                                           ---------------- -------------- ----------------- -------------- -----------------
Retained earnings (deficit), end of the
year                                            446,897         (33,570)          359,286       (325,716)        446,897
                                           ================ ============== ================= ============== =================

__________
(See Note 6)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars)

                                                                    Year Ended December 31, 2000
                                          ----------------- -------------- ---------------- --------------- ----------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                 $                $               $               $                $
                                          ----------------- -------------- ---------------- --------------- ----------------
Net income                                      270,020           9,981         301,699         (311,680)        270,020
Other comprehensive income
     Unrealized gain on
     available-for-sale securities                    -               -           4,555                -           4,555
                                          ----------------- -------------- ---------------- --------------- ----------------
Comprehensive income                            270,020           9,981         306,254         (311,680)        274,575
                                          ================= ============== ================ =============== ================

                                                                 Nine Months Ended December 31, 1999
                                          ----------------- -------------- ---------------- --------------- ----------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                 $                $               $               $                $
                                          ----------------- -------------- ---------------- --------------- ----------------
Net (loss) income                               (19,595)          4,620          10,084          (14,704)        (19,595)
Other comprehensive income                            -               -               -                -               -
                                          ----------------- -------------- ---------------- --------------- ----------------
Comprehensive (loss) income                     (19,595)          4,620          10,084          (14,704)        (19,595)
                                          ================= ============== ================ =============== ================

                                                                      Year Ended March 31, 1999
                                          ----------------- -------------- ---------------- --------------- ----------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                 $                $               $               $                $
                                          ----------------- -------------- ---------------- --------------- ----------------
Net income                                       45,406             754         100,375         (101,129)         45,406
Other comprehensive income                            -               -               -                -               -
                                          ----------------- -------------- ---------------- --------------- ----------------
Comprehensive income                             45,406             754         100,375         (101,129)         45,406
                                          ================= ============== ================ =============== ================

__________
(See Note 6)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                      As at December 31, 2000
                                         ----------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                              Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $              $                $                $
                                          ------------------ ------------ ----------------- --------------- ----------------

     ASSETS
Cash and cash equivalents                            294            -           181,006              -           181,300
Other current assets                                  45          725           209,425        (96,000)          114,195
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total current assets                            339          725           390,431        (96,000)          295,495
Vessels and equipment (net)                            -      281,377         1,326,339              -         1,607,716
Advances due from subsidiaries                    58,068            -                 -        (58,068)                -
Other assets (principally marketable
     securities and
     investments in subsidiaries)              1,229,756            -            50,414     (1,229,756)           50,414
Investment in joint venture                            -            -            20,474              -            20,474
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               1,288,163      282,102         1,787,658     (1,383,824)        1,974,099
                                         ================== ============ ================= =============== ================
     LIABILITIES & STOCKHOLDERS'
     EQUITY
Current liabilities                                4,932        1,371           228,032        (96,000)          138,335
Long-term debt                                   189,274            -           543,408              -           732,682
Due to (from) affiliates                               -      (69,630)          193,315       (123,685)                -
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total liabilities                           194,206      (68,259)          964,755       (219,685)          871,017
                                         ------------------ ------------ ----------------- --------------- ----------------
Minority Interest                                      -            -             4,570              -             4,570
Stockholders' Equity
Capital stock                                    452,808           23             5,943         (5,966)          452,808
Contributed capital                                    -      369,307           136,766       (506,073)                -
Retained earnings (deficit)                      641,149      (18,969)          671,069       (652,100)          641,149
Accumulated other comprehensive income                 -            -             4,555              -             4,555
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total stockholders' equity                1,093,957      350,361           818,333     (1,164,139)        1,098,512
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               1,288,163      282,102         1,787,658     (1,383,824)        1,974,099
                                         ================== ============ ================= =============== ================

                                                                      As at December 31, 1999
                                         ----------------------------------------------------------------------------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $               $               $                $
                                         ------------------ ------------- ---------------- --------------- ----------------
     ASSETS
Cash and cash equivalents                         210             39,652       180,465                           220,327                                                                  -
Other current assets                               42                582       162,084         (102,376)          60,332
                                         ------------------ ------------- ---------------- --------------- ----------------
     Total current assets                         252             40,234       342,549         (102,376)         280,659
Vessels and equipment (net)                         -            294,800     1,368,717                -        1,663,517
Advances due from subsidiaries                121,415                  -             -         (121,415)               -
Other assets (principally marketable
     securities and
     investments in subsidiaries)             943,389                  -        19,111         (943,394)          19,106
Investment in joint venture                         -                  -        19,402                -           19,402
                                         ------------------ ------------- ---------------- --------------- ----------------
                                            1,065,056            335,034     1,749,779       (1,167,185)       1,982,684
                                         ================== ============= ================ =============== ================
     LIABILITIES & STOCKHOLDERS'
     EQUITY
Current liabilities                             7,989                991       227,331         (109,808)         126,503
Long-term debt                                225,000                  -       797,010                -        1,022,010
Due to (from) affiliates                            -             (6,337)      211,255         (204,918)               -
                                         ------------------ ------------- ---------------- --------------- ----------------
     Total liabilities                        232,989             (5,346)    1,235,596         (314,726)       1,148,513
                                         ------------------ ------------- ---------------- --------------- ----------------
Minority Interest                                   -                  -         2,104                -            2,104
Stockholders' Equity
Capital stock                                 427,937                 23         5,943           (5,966)         427,937
Contributed capital                                 -            369,307       136,766         (506,073)               -
Retained earnings (deficit)                   404,130            (28,950)      369,370         (340,420)         404,130
Accumulated other comprehensive income              -                  -             -                -                -
                                         ------------------ ------------- ---------------- --------------- ----------------
     Total stockholders' equity               832,067            340,380       512,079         (852,459)         832,067
                                         ------------------ ------------- ---------------- --------------- ----------------
                                            1,065,056            335,034     1,749,779         (1,167,185)     1,982,684
                                         ================== ============= ================ =============== ================
______________
(See Note 6)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                          Year Ended December 31, 2000
                                                 --------------------------------------------------------------------------------
                                                                 8.32% Notes                                         Teekay
                                                     Teekay       Guarantor     Non-Guarantor                    Shipping Corp.
                                                 Shipping Corp.  Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                                       $              $               $                $               $
                                                 --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                 --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from operating activities           (19,407)      25,048          327,614                          333,255
                                                 --------------- ------------- ----------------- -------------- -----------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                 -            -          206,000                          206,000
Repayments of long-term debt                                 -            -          (63,757)                         (63,757)
Prepayments of long-term debt                          (35,726)           -         (394,200)                        (429,926)
Other                                                   55,217      (63,293)           2,916                           (5,160)
                                                 --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from financing activities            19,491      (63,293)        (249,041)                        (292,843)
                                                 --------------- ------------- ----------------- -------------- -----------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                       -       (1,407)         (54,046)                         (55,453)
Proceeds from disposition of assets                          -            -            9,713                            9,713
Acquisition costs related to purchase of  Bona
Shipholding Ltd.                                             -            -           (2,685)                          (2,685)
Other                                                        -            -          (31,014)                         (31,014)
                                                 --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from investing activities                 -       (1,407)         (78,032)                         (79,439)
                                                 --------------- ------------- ----------------- -------------- -----------------
Increase (decrease) in cash and cash equivalents            84      (39,652)             541                          (39,027)
Cash and cash equivalents, beginning of the
year                                                       210       39,652          180,465                          220,327
                                                 --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents, end of the year                 294            -          181,006                          181,300
                                                 =============== ============= ================= ============== =================

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
                                                 --------------------------------------------------------------------------------
                                                                 8.32% Notes                                         Teekay
                                                     Teekay       Guarantor     Non-Guarantor                    Shipping Corp.
                                                 Shipping Corp.  Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                                       $              $               $                $               $
                                                 --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                 --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from operating activities           (9,844)        16,674          44,683                           51,513
                                                 --------------- ------------- ----------------- -------------- -----------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                -              -         100,000                          100,000
Prepayments of long-term debt                               -              -         (10,000)                         (10,000)
Repayments of long-term debt                                -              -         (32,252)                         (32,252)
Other                                                  49,933        (10,327)        (62,756)                         (23,150)
                                                 --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from financing activities           49,933        (10,327)         (5,008)                          34,598
                                                 --------------- ------------- ----------------- -------------- -----------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                      -             (8)        (29,903)                         (29,911)
Net cash flow from purchase of Bona
Shipholding Ltd.
      (net of cash acquired of $91,658)               (39,884)             -               -                          (39,884)
Other                                                       -              -          85,576                           85,576
                                                 --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from investing activities          (39,884)            (8)         55,673                           15,781
                                                 --------------- ------------- ----------------- -------------- -----------------
Increase (decrease) in cash and cash
equivalents                                               205          6,339          95,348                          101,892
Cash and cash equivalents, beginning of the
period                                                      5         33,313          85,117                          118,435
                                                 --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents, end of the period              210         39,652         180,465                          220,327
                                                 =============== ============= ================= ============== =================

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
                                                ---------------------------------------------------------------------------------
                                                                 8.32% Notes                                         Teekay
                                                    Teekay        Guarantor     Non-Guarantor                    Shipping Corp.
                                                Shipping Corp.   Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                                       $              $               $                $               $
                                                ---------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                ---------------- ------------- ----------------- -------------- -----------------
     Net cash flow from operating activities        (24,829)          21,261        141,276                          137,708
                                                ---------------- ------------- ----------------- -------------- -----------------

FINANCING ACTIVITIES
Proceeds from long-term debt                              -             -           230,000                          230,000
Prepayments of long-term debt                      (108,034)            -          (160,000)                        (268,034)
Repayments of long-term debt                        (20,645)            -           (29,932)                         (50,577)
Net proceeds from issuance of Common Stock           68,751             -              -                              68,751
Other                                                84,740            3,252       (114,904)                         (26,912)
                                                ---------------- ------------- ----------------- -------------- -----------------
     Net cash flow from financing activities         24,812            3,252        (74,836)                         (46,772)
                                                ---------------- ------------- ----------------- -------------- -----------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                    -           (1,887)       (95,307)                         (97,194)
Other                                                     -             -            36,740                           36,740
                                                ---------------- ------------- ----------------- -------------- -----------------
     Net cash flow from investing activities              -           (1,887)       (58,567)                         (60,454)
                                                ---------------- ------------- ----------------- -------------- -----------------
Increase (decrease) in cash and cash
equivalents                                             (17)          22,626          7,873                           30,482
Cash and cash equivalents, beginning of the
year                                                     22           10,687         77,244                           87,953
                                                ---------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents, end of  the year               5           33,313         85,117                          118,435
                                                ================ ============= ================= ============== =================

__________
(See Note 6)