Form 20-F
period 2001-12-31
TEEKAY SHIPPING CORP
filed 2002-03-29
CIK 911971

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12874

TEEKAY SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands

(Jurisdiction of incorporation or organization)

TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau,

Commonwealth of the Bahamas
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Stock, par value of $0.001 per share	New York Stock Exchange
8.32% First Preferred Ship Mortgage Notes due 2008	New York Stock Exchange
8.875% Senior Notes due 2011	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

39,550,326 shares of Common Stock, par value of $0.001 per share.

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑     No  ☐

          Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐     Item 18  ☑

TEEKAY SHIPPING CORPORATION

INDEX TO REPORT ON FORM 20-F

		Page

PART I.
Item 1.	Identity of Directors, Senior Management and Advisors	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not applicable
Item 3.	Key Information	3
Item 4.	Information on the Company	9
Item 5.	Operating and Financial Review and Prospects	21
Item 6.	Directors, Senior Management and Employees	27
Item 7.	Major Shareholders and Related Party Transactions	31
Item 8.	Financial Information	32
Item 9.	The Offer and Listing	33
Item 10.	Additional Information	34
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	36
Item 12.	Description of Securities Other than Equity Securities	Not applicable
PART II.
Item 13.	Defaults, Dividend Arrearages and Delinquencies	38
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	38
Item 15.	[Reserved]	Not applicable
Item 16.	[Reserved]	Not applicable
PART III.
Item 17.	Financial Statements	Not applicable
Item 18.	Financial Statements	38
Item 19.	Exhibits	38
Signatur	e	41

PART I

      This report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

      In addition to historical information, this report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and the Company’s operations, objectives, expectations, performance, financial condition and intention. When used in this report, the words “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this report include, in particular, statements regarding: Aframax TCE (or “time charter equivalent”) rates, tanker supply and demand; supply and demand for oil; future capital expenditures, the Company’s growth strategy and measures to implement such strategy; the Company’s competitive strengths; the Company’s acquisition of Ugland Nordic Shipping ASA (“UNS”) and its impact on the Company’s operations; the Company’s ability to continue to successfully operate UNS; and the future success of the Company. Readers are cautioned not to place undue reliance on these or other forward-looking statements, which speak only as of the date of this report.

      Forward-looking statements, wherever they may occur in this report, are necessarily estimates reflecting the best judgment of senior management and involve known and unknown risks and uncertainties and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this report under the heading “Factors That May Affect Future Results.”

      The Company undertakes no obligation to revise any forward-looking statements in order to reflect any change in the Company’s expectations or events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made in this report and in other of the Company’s filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Item 1.     Identity of Directors, Senior Management and Advisors

      Not applicable.

Item 2.     Offer Statistics and Expected Timetable

      Not applicable.

Item 3.     Key Information

Selected Financial Data

      Set forth below are selected consolidated financial and other data of Teekay Shipping Corporation together with its subsidiaries (sometimes referred to as “Teekay” or the “Company”), for the years ended December 31, 2001 and 2000, the nine month period ended December 31, 1999 and the years ended March 31, 1999 and 1998, which have been derived from the Company’s Consolidated Financial Statements. The data below should be read in conjunction with the Consolidated Financial Statements and the notes thereto and the report of Ernst & Young, independent Chartered Accountants, with respect to the financial statements for the years ended December 31, 2001 and 2000, and the nine month period ended December 31, 1999, and “Item 5. Operating and Financial Review and Prospects”, included herein. The Company changed its fiscal year end from March 31 to December 31, commencing December 31, 1999, in order to facilitate comparison of its operating results to those of other companies in the transportation industry.

	Year Ended	Year Ended	Nine Months Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	March 31,	March 31,
	2001	2000	1999	1999	1998

	(U.S. dollars in thousands, except per share and per day data and ratios)
Income Statement Data:
Voyage revenues	$1,039,056	$893,226	$377,882	$411,922	$406,036
Voyage expenses	249,562	248,957	129,532	93,511	100,776
Net voyage revenues	789,494	644,269	248,350	318,411	305,260
Income from vessel operations	383,463	327,675	23,572	85,634	107,640
Interest expense	(66,249)	(74,540)	(44,996)	(44,797)	(56,269)
Interest income	9,196	13,021	5,842	6,369	7,897
Other income (loss)	10,108	3,864	(4,013)	5,506	11,236
Net income (loss) before extraordinary loss	336,518	270,020	(19,595)	52,712	70,504
Extraordinary loss on bond redemption	—	—	—	(7,306)	—
Net income (loss)	336,518	270,020	(19,595)	45,406	70,504
Per Share Data:
Net income (loss) before extraordinary loss	$8.48	$7.02	$(0.54)	$1.70	$2.46
Extraordinary loss on bond redemption	—	—	—	(0.24)	—
Net income (loss) — basic	8.48	7.02	(0.54)	1.46	2.46
Net income (loss) — diluted	8.31	6.86	(0.54)	1.46	2.44
Cash earnings — basic(1)	11.91	9.67	1.19	4.72	5.78
Cash dividends declared	0.86	0.86	0.65	0.86	0.86
Balance Sheet Data (at end of period):
Cash and marketable securities	$196,004	$223,123	$226,381	$132,256	$115,254
Capital stock	467,341	452,808	427,937	330,493	261,353
Total assets	2,467,781	1,974,099	1,982,684	1,452,220	1,460,183
Total debt	935,702	797,484	1,085,167	641,719	725,369
Total stockholders’ equity	1,398,200	1,098,512	832,067	777,390	689,455
Number of outstanding shares of common stock	39,550,326	39,145,219	38,064,264	31,648,318	28,832,765
Other Financial Data:
EBITDA(2)	$539,324	$451,066	$95,875	$186,069	$209,582
EBITDA to interest expense(2)(3)	8.0x	6.1x	2.1x	4.0x	3.8x
Total debt to LTM EBITDA(2)(4)	1.7x	1.8x	8.3x	3.5x	3.5x
Total debt to total capitalization(5)	39.8%	42.1%	56.6%	45.2%	51.3%
Net debt to capitalization(6)	34.3%	34.3%	50.8%	39.6%	46.9%
Cash earnings(1)	$472,749	$372,168	$43,343	$146,489	$165,575
Capital expenditures:
Vessel and equipment purchases, gross(7)	184,983	43,512	23,313	85,445	197,199
Drydocking	20,064	11,941	6,598	11,749	18,376
Total Fleet Data(8):
Average number of ships	82	71	65	47	43
Average age of Company’s fleet (in years at end of period)	10.2	9.0	8.4	8.7	7.8
Operating cash flow per ship per day(9)	$17,682	$16,687	$5,177	$11,171	$12,682
Spot Aframax Fleet Data(10):
Average number of ships	60	59	55	43	42
Average age of Company’s fleet (in years at end of period)	9.4	8.3	7.4	8.0	7.6
TCE per ship per day(11)	$30,542	$27,138	$13,462	$19,576	$21,373
Vessel operating expenses per ship per day(12)	5,374	4,980	5,621	4,969	4,554
Operating cash flow per ship per day(9)	19,747	18,145	4,731	10,903	12,664

(Footnotes on following page)

(Footnotes for previous page)

(1)	Cash earnings represents net income (loss) before extraordinary items, foreign exchange gains (losses), and depreciation and amortization expense. Cash earnings is included because it is used by certain investors to measure a company’s financial performance as compared to other companies in the shipping industry. Cash earnings is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

(2)	EBITDA represents net income (loss) before extraordinary items, interest expense, income tax expense, depreciation and amortization expense, minority interest, and gains or losses arising from prepayment of debt, foreign exchange translation and disposal of assets. EBITDA is included because such data is used by certain investors to measure a company’s financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

(3)	For purposes of computing EBITDA to interest expense, interest expense includes capitalized interest but excludes amortization of loan costs.

(4)	Total debt to LTM EBITDA represents total debt as of the end of the period compared to EBITDA for the 12 month period then ended.

(5)	Total capitalization represents total debt, minority interest and total stockholders’ equity.

(6)	Net debt represents total debt less cash, cash equivalents and marketable securities. Total capitalization represents net debt, minority interest and total stockholders’ equity.

(7)	Excludes vessels purchased in connection with the Company’s corporate acquisitions of Bona Shipholding Ltd. (“Bona”) in 1999 and Ugland Nordic Shipping ASA (“UNS”) in 2001. See Item 5 — Operating and Financial Review and Prospects.

(8)	Excludes vessels of the Company’s joint ventures and newbuildings.

(9)	Operating cash flow represents income from vessel operations plus depreciation and amortization expense (other than drydock amortization expense). Ship days are calculated on the basis of a 365-day fiscal year multiplied by the average number of vessels in the Company’s fleet for the respective year (excluding vessels of the Company’s joint ventures). Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

(10)	Includes the Company’s core Aframax fleet that operates primarily in the spot charter market and excludes vessels that operate primarily under long-term fixed-rate contracts, including the Company’s ten Aframax-size shuttle tankers and Aframax-size Australian-crewed vessels. Time charter equivalent (TCE) and vessel operating expense data is separately presented only for this portion of the fleet because the remainder of the fleet generally has varying revenue and expense characteristics that make period-to-period comparisons not meaningful. Also excludes one Aframax tanker that has been subject to a bareboat charter and Aframax tankers of the Company’s joint ventures.

(11)	TCE is a measure of the revenue performance of a vessel. The Company’s average TCE for a given period has been calculated by deducting total voyage expenses (except commissions) from total voyage revenues and dividing the remaining sum by the Company’s total voyage days in the period. Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expenses, port fees, canal tolls, and brokerage commissions.

(12)	Vessel operating expenses consist of all expenses relating to the operation of vessels (other than voyage expenses), including crewing, repairs and maintenance, insurance, stores and lubes, and communications expenses. Ship days are calculated on the basis of a 365-day year multiplied by the average number of vessels in the Company’s fleet for the respective year. Vessel operating expense amounts exclude vessels time-chartered-in.

Factors That May Affect Future Results

Cyclical Nature of the Tanker Industry

      Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Increases in tanker capacity supply or decreases in tanker capacity demand could have a material adverse effect on the Company’s business, financial condition, and results of operations. The supply of tanker capacity is influenced by the number and size of new vessels built, older vessels scrapped, converted and lost and the number of vessels that are out of service. The demand for tanker capacity is influenced by, among other factors, global and regional economic conditions, increases and decreases in industrial production and demand for crude oil and petroleum products, the distance crude oil and petroleum products need to be transported by sea, and developments in international trade and changes in seaborne and other transportation patterns.

      Because many of the factors influencing the supply of and demand for tanker capacity are unpredictable, the nature, timing and degree of changes in tanker industry conditions are also unpredictable.

Dependence on Oil Markets

      Demand for tanker vessels in transporting crude oil and petroleum products has been dependent upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on the Company’s business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, as well as competition from alternative energy sources. Demand for the Company’s vessels and services has decreased due to reduced global demand for crude oil and petroleum products caused by the general slowing of the United States and world economies throughout 2001.

Dependence on Spot Voyages

      Due to the Company’s dependence on the spot charter market, declining charter rates in a given period generally will result in corresponding declines in operating results for that period. The spot charter market is highly competitive and spot charter rates are subject to significant fluctuations based on tanker and oil supply and demand. Charter rates have varied dramatically in the last few years. Future spot charters may not be available at rates that will be sufficient to enable the Company’s vessels to be operated profitably or to provide sufficient cash flow to service its debt obligations. See Item 5 — Operating and Financial Review and Prospects — General.

Dependence on Oil Produced From Offshore Oil Fields

      Demand for the Company’s shuttle tankers in transporting crude oil and petroleum products depends upon the amount of oil produced from offshore oil fields, especially in the North Sea, where the Company’s shuttle tankers primarily operate. As oil prices increase, the prospect of offshore oil exploration and development of offshore oil fields, which cost more to develop than land oil fields, becomes more attractive to oil companies. However, when oil prices decline, it becomes less attractive for oil companies to explore for oil offshore and develop offshore oil fields. If the amount of oil produced from offshore oil fields declines, especially in the North Sea, the Company’s shuttle tanker business could be harmed. In addition, if for environmental or other reasons, there is a change in policy towards using pipelines rather than oceangoing vessels in transporting crude oil and petroleum products from offshore oil fields, the Company’s shuttle tanker business could be adversely affected, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Long-Term Charter Contracts

      Thirty-one of the Company’s tankers, including 16 of its 18 shuttle tankers, currently are subject to long-term charter contracts. Eleven of these contracts terminate by their terms between April 2002 and September 2003. The 20 remaining contracts terminate by their terms between 2004 and 2015. If the Company is not able to renew or replace these contracts on favorable terms, or at all, or if a significant number of these contracts are terminated early, it could have a material adverse effect on the Company’s business, financial condition and results of operations.

Competition

      The Company obtains employment for its vessels in highly competitive markets. Competition arises primarily from other Aframax and shuttle tanker owners, including major oil companies as well as independent companies. The Company’s market share is insufficient to enforce any degree of pricing discipline in the markets in which the Company operates and the Company’s competitive position may erode in the future. Any new markets that the Company enters could include participants that have greater financial strength and capital resources than the Company. The Company may not be successful in entering new markets. See Item 4 — Information on the Company — Competition.

Environmental and Other Regulations

      The operations of the Company are affected by extensive and changing environmental protection laws and other regulations. The Company has incurred, and expects to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for ship modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit the Company’s ability to do business or further increase the cost of doing business. This could have a material adverse effect on the Company’s business, financial condition and results of operations. See Item 4 — Information on the Company — Regulation.

Risk of Loss and Insurance

      The operation of oil tankers carries the risk of environmental damage from an oil spill as well as the risk of catastrophic marine disasters and property losses inherent to any ocean-going vessel. If any of these events occur, the Company could lose revenue or experience increased costs. Although, the Company carries protection and indemnity coverage to protect against most of the accident-related risks involved in the conduct of its business and maintains environmental damage and pollution coverage, the Company does not carry insurance covering the loss of revenue resulting from vessel off-hire time. In addition, the Company may not be adequately insured against all risks, may not be able to procure adequate coverage at commercially reasonable rates in the future and any particular claim may not be paid. Any uninsured loss or unpaid claim could have a material adverse effect on the Company’s business, financial condition, and results of operations. See Item 4 — Information on the Company — Risk of Loss and Insurance.

Potential Inability to Achieve and Manage Growth

      A principal component of the Company’s strategy is to continue to grow by expanding its business both in the geographic areas and market segments where it has historically focused and into new geographic areas, market segments and services. The Company may not be successful in expanding its operations and any expansion may not be profitable. The Company’s future growth will depend upon a number of factors, both within and outside of the Company’s control, including: the Company’s identification of new markets; acceptance by new customers; identification and entering into suitable joint venture opportunities; identification and acquisition on favorable terms of suitable acquisition candidates; successful integration of any acquired businesses with the Company’s existing operations; continued successful operation of any acquired business; and ability to hire and train qualified personnel and ability to obtain required financing. The failure to effectively identify, purchase, develop and integrate any acquired business could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the results achieved to date may not be indicative of the Company’s ability to penetrate new markets many of which may have different competitive conditions and characteristics than the Company’s traditional markets.

      To the extent the Company’s operations continue to expand, it will continue to experience growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. Recent growth has increased, and future growth would continue to increase, the Company’s operating complexity and the level of responsibility of existing and new management personnel. The Company may not be able to attract and retain qualified management and employees, especially qualified officers and other seagoing personnel, of which there is a limited supply. As well, the Company’s current operating and financial systems and controls may not be adequate as the Company grows, and any steps taken to attract and retain management and employees and to improve such systems and controls may not be sufficient.

Seasonal Variations in Operating Results

      The Company operates its tankers in markets that have historically exhibited seasonal variations in demand and, therefore, in charter rates. This seasonality may result in quarter-to-quarter volatility in the Company’s results of operations. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, the Company’s revenues have historically been weaker during its fiscal quarters ended June 30 and September 30, and, conversely, revenues have been stronger in the Company’s fiscal quarters ended December 31 and March 31.

Newbuildings

      The Company is typically required to expend substantial sums as progress payments during construction of a newbuilding, but the Company does not derive any revenue from the vessel until after its delivery. If the Company were unable to obtain financing required to complete payments on any of its newbuilding orders, the Company could effectively forfeit all or a portion of the progress payments previously made. The Company currently has eight newbuildings on order with deliveries scheduled between December 2002 and December 2003. The Company may in the future order additional newbuildings.

Customer Concentration

      The Company has derived, and believes that it will continue to derive, a significant portion of its voyage revenues from a limited number of customers. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on the Company’s business, financial condition and results of operations. See Item 4 — Information on the Company — Customers.

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

      At December 31, 2001, approximately $416 million, or 44%, of the Company’s debt bore interest at floating interest rates. Increases in interest rates would increase interest payments on this debt, and could have a material adverse effect on the Company’s business, financial condition and results of operations. In order to partially mitigate this interest rate exposure the Company has entered into interest rate swaps that effectively change the Company’s interest rate exposure on $85 million of debt from a floating LIBOR rate to an average fixed rate of 6.40%. See Item 11 — Quantitative and Qualitative Disclosures About Market Risk.

Operations Outside the United States

      The operations of the Company are primarily conducted outside the United States and, therefore, they may be affected by changing economic, political and governmental conditions in the countries where the Company is engaged in business or where its vessels are registered. Any disruption caused by these factors could have a material adverse effect on the Company’s business, financial condition and results of operations. See Item 4 — Information on the Company — Operations Outside the United States.

Possible Taxation of the Company’s United States Source Income

      If it is not exempt from tax under Section 883 of the United States Internal Revenue Code, the shipping income derived from the United States sources attributable to the Company’s subsidiaries’ transportation of cargoes to or from the United States will be subject to U.S. federal income tax. If the Company’s subsidiaries were subject to such tax, the Company’s net income and cash flow would be reduced by the amount of such tax. The tax that would be imposed would be equal to an effective rate of 2% on U.S. source income. Although the Company believes that its subsidiaries are exempt from taxation under Section 883, proposed regulations, if they become final as proposed, may not permit its subsidiaries to continue to claim the Section 883 exemption. See Item 4 — Taxation of the Company.

Item 4.     Information on the Company

The Company

      The Company is a leading provider of international crude oil and petroleum product transportation services through the world’s largest fleet of medium-size oil tankers. The Company’s modern fleet of tankers provides transportation services to major oil companies, oil traders and government agencies worldwide.

      As of March 1, 2002, the Company’s fleet consisted of 95 vessels: 63 Aframax oil tankers (including five vessels time-chartered-in, two Aframax-size oil/bulk/ore carriers trading exclusively as crude oil carriers, two Aframax tankers converted to floating storage and off-take vessels (“FSOs”), and two newbuildings); 18 shuttle tankers (including three newbuildings and one vessel converted to an FSO); eight oil/bulk/ore carriers that are operated through an O/B/O pool managed by the Company; two smaller oil tankers; one Very Large Crude Carrier, and three Suezmax-size newbuildings. The Company’s vessels are of Australian, Bahamian, Cayman Islands, Liberian, Marshall Islands, Norwegian, Norwegian International Ship (“NIS”), and Panamanian registry. The Company’s fleet has a total cargo capacity of approximately 9.6 million tonnes. The Company’s Aframax tankers represent approximately 10% of the total tonnage of the world Aframax and O/B/O fleet, and the Company’s shuttle tankers represent approximately 26% of the total tonnage of the world shuttle tanker fleet.

      The Company’s Aframax tanker fleet (excluding Aframax-size shuttle tankers) has an average age of approximately 9.4 years, compared to an average age for the world oil tanker fleet, including Aframax tankers, of approximately 12.4 years and for the world Aframax tanker fleet of approximately 12.3 years. The Company has been recognized by customers and tanker rating services for safety, quality and service. Given the age profile of the world tanker fleet, increasing emphasis by customers on quality as a result of stringent environmental regulations, and heightened concerns about liability for oil pollution, the Company believes that its modern fleet and its emphasis on quality and safety provide it with a favorable competitive profile.

      The critical ship management functions of vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial management services are carried out “in-house” in the Company’s various facilities around the world. Since 1995, IUM Shipmanagement AS (“IUM”), a company in which Teekay indirectly owns a one-third interest through its wholly owned subsidiary UNS, has provided UNS’ ship management services, including crewing and maintenance. IUM is under contract to provide these services to UNS until December 31, 2003.

      The Company has chartering staff located in Vancouver, Tokyo, London, Oslo, Houston and Singapore. Each office serves the Company’s clients headquartered in that office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. Management believes that monitoring such information is critical to making informed bids on competitive brokered business. During the year ended December 31, 2001, approximately 78% of the Company’s consolidated net voyage revenues were derived from spot voyages or time charters and contracts of affreightment priced on a spot market basis.

      The Company pursues an intensively customer- and operations-oriented business strategy designed to achieve superior operating results. The Company believes that it has five key competitive strengths: (i) market concentration in the Indo-Pacific Aframax market, the Atlantic Basin Aframax market, and the shuttle tanker market, which facilitates comprehensive coverage of charterer requirements and provides a base for efficient operation and a high degree of capacity utilization, (ii) full-service marine operations capabilities and experienced management in all functions critical to its operations, which affords a focused marketing effort, tight quality and cost controls, improved capacity utilization and effective operations and safety monitoring, (iii) a modern, high-quality fleet that operates with high fuel efficiency and low maintenance and operating costs compared to the world tanker fleet and affords greater acceptance among charterers in an environment of increasingly stringent operating and safety standards, (iv) a large, uniform-size fleet of Aframax (80,000 to 120,000 dwt) tankers, many of which are in sister vessel series (substantially identical vessels), which facilitates scheduling flexibility due to vessel substitution opportunities, permitting greater responsiveness to customer demands and enhanced capacity utilization, and which results in lower operating costs than those experienced by smaller operators, and (v) a strong network of customer relationships and a reputation for transportation excellence among quality-sensitive customers. As a result of its business strategy, the Company has achieved consistently higher operating cash flow per vessel as compared to an average of certain other publicly traded shipping companies. The Company’s growth strategy is to leverage its existing competitive strengths to continue to expand its business. The Company anticipates that the continued upgrade and expansion of its tanker business will continue to be a key component of its strategy. In addition, the Company believes that its full-service marine operations capabilities, reputation for safety and quality and strong customer orientation provide it with the opportunity to expand its business by providing additional value-added and innovative services, in many cases to existing customers. Finally, the Company intends to identify expansion opportunities in new tanker market segments, geographic areas and services to which the Company’s competitive strengths are well suited, such as the Company’s entry into the shuttle tanker market through its acquisition of UNS in 2001, described below. The Company may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions.

      The Teekay organization was founded in 1973. Teekay is incorporated under the laws of the Republic of The Marshall Islands and maintains its principal executive headquarters at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, The Bahamas. Its telephone number at such address is (242) 502-8820. The Company’s principal operating office is located at Suite 1400, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M5. Its telephone number at such address is (604) 683-3529.

Acquisition of Ugland Nordic Shipping ASA

      As of May 28, 2001, the Company had purchased UNS, the world’s largest shuttle tanker owner. UNS’ modern fleet of 18 vessels has an average age of 9.0 years (excluding three newbuildings) and operates primarily in the North Sea under long-term fixed-rate contracts. The total purchase price for the outstanding shares of UNS was approximately $223 million (including estimated transaction expenses of $7 million). The operating results of UNS have been reflected in the Company’s financial statements commencing March 6, 2001, the date the Company acquired a majority interest in UNS.

      UNS’ large-scale and high-quality shuttle tanker operations provides the Company with a strategic opportunity to enter this attractive market as a market leader. The acquisition also allows the Company to expand the portfolio of value-added services that it offers to its customers. The Company believes that as offshore oil fields become more important to the global oil supply, the need for shuttle tanker services will increase. By combining the Company’s global franchise and UNS’ expertise in the shuttle tanker market, the Company believes that the shuttle tanker business represents an area of significant growth for Teekay. The acquisition of UNS will also provide stability to the Company’s cash flow throughout its business cycle, due to the long-term, fixed-price nature of shuttle tanker contracts.

Acquisition of Bona Shipholding Ltd.

      On June 11, 1999, the Company acquired Bona Shipholding Ltd. (“Bona”) for aggregate consideration (including transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of the Company’s common stock. Bona was the world’s third largest operator of medium-size tankers, controlling a fleet of vessels consisting of 15 Aframax tankers, eight O/B/Os and, through a joint venture, 50% interests in one additional Aframax tanker and two Suezmax tankers. Bona engaged in the transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region. Through this acquisition, the Company combined Bona’s market strength in the Atlantic region with the Company’s franchise in the Indo-Pacific Basin. Bona’s operating results are reflected in the Company’s financial statements commencing the effective date of the acquisition.

Competition

      The Company competes primarily in the Aframax and shuttle tanker markets. In the Aframax market, international seaborne oil and other petroleum products transportation services are provided by two main types of operators: captive fleets of major oil companies (both private and state-owned) and independent ship owner fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by the Company, also operate their own vessels and transport their own oil as well as oil for third party charterers in direct competition with independent owners and operators. Competition for charters in the Aframax spot charter market is intense and is based upon price, location, the size, age, condition and acceptability of the vessel, and the reputation of the vessel’s manager.

      The Company competes principally with other Aframax owners in the spot charter market through the global tanker charter market. This market is comprised of tanker broker companies that represent both charterers and ship owners in chartering transactions. Within this market, some transactions, referred to as “market cargoes,” are offered by charterers through two or more brokers simultaneously and shown to the widest possible range of owners; other transactions, referred to as “private cargoes,” are given by the charterer to only one broker and shown selectively to a limited number of owners whose tankers are most likely to be acceptable to the charterer and are in position to undertake the voyage.

      Other large operators of modern Aframax tonnage include American Eagle Tankers Ltd. (partially owned by the Singapore government), which controls approximately 25 Aframax vessels, General Maritime Corporation, with approximately 24 Aframax vessels, Tanker Pacific Management (Singapore) Pte. Ltd., which controls approximately 14 Aframax vessels, and Overseas Shipholding Group, with approximately 12 Aframax vessels.

      The Company’s competition in the Aframax (80,000 to 120,000 dwt) market is also affected by the availability of other size vessels that compete in the Company’s markets. Suezmax (120,000 to 200,000 dwt) size vessels and Panamax (60,000 to 80,000 dwt) size vessels can compete for many of the same charters for which the Company competes. Because of their large size, Ultra Large Crude Carriers (320,000+ dwt) (“ULCCs”) and Very Large Crude Carriers (200,000 to 320,000 dwt) (“VLCCs”) rarely compete directly with Aframax tankers for specific charters. However, because ULCCs and VLCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

      Management believes that it has significant competitive advantages in the Aframax tanker market as a result of the age, quality, type and dimensions of its vessels and its market share in the Indo-Pacific and Atlantic Basins. Some competitors of the Company, however, may have greater financial strength and capital resources than the Company.

      There currently are 58 vessels in the world shuttle tanker fleet, excluding newbuildings, the majority of which operate in the North Sea. Shuttle tankers typically operate under long-term, fixed-rate contracts for a specific offshore oil field or under contracts of affreightment for various fields. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel, and the reputation of the vessel’s manager. Technical sophistication of the vessel is especially important in harsh operating environments such as the North Sea. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers could be converted into less sophisticated shuttle tankers by adding specialized equipment to meet the requirements of the oil companies. Shuttle tanker demand is also affected by the possible substitution of sub-sea pipelines that transport oil from offshore production platforms.

      The Company currently owns 15 shuttle tankers, excluding three newbuildings. Other shuttle tanker owners in the North Sea include Navion ASA, Knudsen O.A.S. Shipping AS, and JJ Ugland Group, which own approximately nine, nine and six shuttle tankers, respectively. The remaining owners in the North Sea each own three or fewer vessels. Management believes that it has a significant competitive advantage in the shuttle tanker market as a result of the age and quality of the Company’s vessels, and its market share in the North Sea.

      As part of its growth strategy, the Company will continue to consider strategic opportunities, including business acquisitions, such as the acquisitions of Bona and UNS. To the extent the Company enters new geographic areas or tanker market segments, there can be no assurance that the Company will be able to compete successfully therein. New markets may involve competitive factors that differ from those of the Aframax market segment in the Indo-Pacific and Atlantic Basins and the shuttle tanker market and may include participants that have greater financial strength and capital resources than the Company.

Regulation

      The business of the Company and the operation of its vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, the Company cannot predict the ultimate cost of complying with such conventions, laws and regulations or their impact on the resale price or useful life of its vessels. Additional conventions, laws and regulations may be adopted that could limit the ability of the Company to do business or increase the cost of its doing business and that may materially adversely affect the Company’s operations. The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels owned by the Company will depend on a number of factors, the Company believes that it has been and will be able to continue to obtain all permits, licenses and certificates material to the conduct of its operations.

      The Company believes that the heightened environmental and quality concerns of insurance underwriters,

regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market and will accelerate the scrapping of older vessels throughout the industry.

      Environmental Regulation — International Maritime Organization (“IMO”). On March 6, 1992, the IMO adopted regulations that set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which went into effect on July 6, 1995 in many jurisdictions in which the Company’s tanker fleet operates, provide that (i) tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces, not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull, or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (ii) tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction, and (iii) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker (i) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (ii) commences a major conversion or has its keel laid on or after January 6, 1994, or (iii) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

      On April 27, 2001, the IMO revised its regulations relating to the prevention of pollution from tankers. These regulations, which are scheduled to take effect on September 1, 2002, generally provide that single-hull tankers must be phased out between 2003 and 2015. These regulations identify three categories of single-hull tankers, which include double-bottom and double-side tankers:

—	“Category 1 oil tanker” means any oil tanker of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which does not have segregated ballast tanks;

—	“Category 2 oil tanker” means any oil tanker of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which has segregated ballast tanks; and

—	“Category 3 oil tanker” means an oil tanker of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 oil tankers.

      All of the single-hull tankers the Company operates are Category 2 oil tankers. As illustrated in the following table, the new regulations provide for the phase-out on a rolling basis of Category 1 oil tankers by 2007 and of Category 2 oil tankers by 2015.

Category of Oil Tanker	Year To Be Removed From Service

Category 1	2003 for ships delivered in 1973 or earlier
2004 for ships delivered in 1974 and 1975
2005* for ships delivered in 1976 and 1977
2006* for ships delivered in 1978, 1979 and 1980
2007* for ships delivered in 1981 or later
Category 2	2003 for ships delivered in 1973 or earlier
2004 for ships delivered in 1974 and 1975
2005 for ships delivered in 1976 and 1977
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982

Category of Oil Tanker	Year To Be Removed From Service

2009 for ships delivered in 1983
2010* for ships delivered in 1984
2011* for ships delivered in 1985
2012* for ships delivered in 1986
2013* for ships delivered in 1987
2014* for ships delivered in 1988
2015* for ships delivered in 1989 or later

*	Subject to compliance with Condition Assessment Scheme Survey.

      However, under certain conditions, Category 1 and Category 2 oil tankers may continue in operation beyond the date set forth in the table above. Category 2 oil tankers fitted with double bottoms or double sides may continue in service until 25 years after their delivery date. Category 1 oil tankers over 25 years old must have double bottoms or operate with hydrostatically balanced loading. However, a port state may declare that it does not accept entry of such vessels after their phase-out date. The European Union, Cyprus and Malta have already declared that they will not permit the entry of such vessels.

      Vessels must pass a Condition Assessment Scheme survey after 2005 for Category 1 oil tankers, and after 2010 for Category 2 oil tankers. The Conditional Assessment Scheme Survey includes surveys of the hull structure, including cargo tanks, pump rooms, cofferdams, pipe tunnels, void spaces within the cargo area and all ballast tanks.

      Under the current IMO regulations, the Company’s vessels will be able to operate for substantially all of their respective economic lives before being required to have double-hulls. Although 13 of the Company’s vessels are over 15 years old (including the eight oil/bulk/ore carriers it acquired in the Bona acquisition), IMO regulations do not require any of its vessels to be phased-out until 2007. However, compliance with the regulations regarding inspections of all vessels may adversely affect the Company’s operations. The Company cannot at the present time evaluate the likelihood or magnitude of any such adverse effect on its operations due to uncertainty of interpretation of the IMO regulations.

      The operation of the Company’s vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject that party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Currently, each of the Company’s applicable vessels is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

      Environmental Regulations — The United States Oil Pollution Act of 1990 (“OPA 90”). OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone.

      Under OPA 90, vessel owners, operators and bareboat (or “demise”) charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rents, fees and other lost revenues, (iv) lost profits or impairment of earning capacity due to property or natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations, including international maritime organization conventions to which the U.S. is signature to, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. The Company currently plans to continue to maintain for each of its vessels pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could have a materially adverse affect on the Company’s business, financial condition and results of operations.

      Under OPA 90, with limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period (1995-2015) based on size, age and hull construction. Vessels with double-sides and double-bottoms are granted an additional five years of service life before being phased out. Of the Company’s vessels, 13 are over 15 years old (including the eight oil/ bulk/ ore carriers acquired in the Bona acquisition). Twelve of those vessels have double-sides or double-bottoms, the oldest of which would not be phased out until 2009. The Company’s oldest single-hull tanker is part of its shuttle tanker fleet and does not trade in the United States. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore.

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

      The Coast Guard’s regulations concerning certificates of financial responsibility (“COFR”) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility; and, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

      The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. The Company has complied with the Coast Guard regulations by providing a financial guaranty from a related company evidencing sufficient self-insurance for all the Company’s vessels trading into the United States. If other vessels in the Company’s fleet trade into the United States in the future, the Company expects to provide guaranties through self-insurance, or to obtain such guaranties from third-party insurers.

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

      Owners or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things, (i) address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”, (ii) describe crew training and drills, and (iii) identify a qualified individual with full authority to implement removal actions. The Company has filed vessel response plans with the Coast Guard for the tankers owned by the Company and has received approval of such plans for all vessels in its fleet to operate in United States waters. The Company’s vessel response plan for OPA 90 is valid until July 13, 2003.

      OPA 90 allows U.S. State legislatures to pre-empt associated regulation if the State’s regulations are equal or more stringent. Several coastal states such as California, Washington, and Alaska require state- specific COFRs and vessel response plans. The Company’s vessel response plan for the state of California is valid until April 1, 2003 and the Company’s vessel response plan for the state of Washington is valid until December 4, 2006.

      Environmental Regulation — Other Environmental Initiatives. The European Union is considering legislation that will affect the operation of tankers and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

      Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the “CLC”), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $3.8 million plus approximately $532 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $75.6 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

      In addition, the IMO, various countries and states, such as Australia, the United States, various coastal states such as California, Washington, and Oregon, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency, have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water as a potential pollutant and regulating air emissions from marine diesel engines.

Risk of Loss and Insurance

      The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of crude oil is subject to the risk of crude oil spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.

      The Company carries insurance coverage to protect against most of the accident-related risks involved in the conduct of its business and it maintains environmental damage and pollution insurance coverage. The Company does not carry insurance covering the loss of revenue resulting from vessel off-hire time. The Company believes that its current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of its business and that it maintains appropriate levels of environmental damage and pollution insurance coverage. The Company also carries protection and indemnity insurance against certain liabilities that may be incurred while its vessels are operating. The Company’s current insurance coverage for pollution is $1 billion per vessel per incident. There can be no assurance that all covered risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations may result in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution.

Operations Outside the United States

      The operations of the Company are primarily conducted outside of the United States and, therefore, may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where the Company is engaged in business or where its vessels are registered. During the year ended December 31, 2001, the Company derived approximately 50% of its total net voyage revenues from its operations in the Indo-Pacific Basin. In the past, political conflicts in that region, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in the region have also been subject to, in limited instances, acts of terrorism and piracy. Future hostilities or other political instability in the region could affect the Company’s trade patterns and adversely affect the Company’s operations and performance.

Customers

      Customers of the Company include major oil companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities dependent upon the tanker transportation trade. One customer, an international oil company, accounted for 13% ($130,818,000) of the Company’s consolidated voyage revenues during the year ended December 31, 2001. Two customers, both international oil companies, individually accounted for 13% ($118,306,000) and 12% ($110,241,000) of the Company’s consolidated voyage revenues during the year ended December 31, 2000. During the nine months ended December 31, 1999, a single customer, also an international oil company, accounted for 13% ($48,140,000) of the Company’s consolidated voyage revenues. No other customer accounted for more than 10% of the Company’s consolidated voyage revenues during the fiscal periods presented above. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on the Company’s business, financial condition and results of operations.

Taxation of the Company

      The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company’s Australian ship-owning subsidiaries and its Norwegian subsidiary, UNS (and its Norwegian ship-owning subsidiaries), are subject to income taxes. Income taxes payable by the Norwegian ship-owning subsidiaries are deferred until payment of dividends. In addition, some subsidiaries pay taxes in the jurisdictions in which they operate in connection with the revenue generated from the services provided by them in that jurisdiction, but management does not consider such taxes to be material to the Company.

The Company’s Fleet

      The following list provides additional information with respect to the Company’s vessels as at March 1, 2002.

		Hull	Percent		Year
	Series/Yard	Type	Ownership	Dwt-MT	Built	Flag

Aframax Tankers(61)
HAMANE SPIRIT	Onomichi	DH	100%	105,200	1997	Bahamian
POUL SPIRIT	Onomichi	DH	100%	98,600	1995	Bahamian
TORBEN SPIRIT	Onomichi	DH	100%	98,600	1994	Bahamian
LEYTE SPIRIT	Onomichi	DH	100%	98,700	1992	Bahamian
LUZON SPIRIT	Onomichi	DH	100%	98,600	1992	Bahamian
MAYON SPIRIT	Onomichi	DH	100%	98,500	1992	Bahamian
SAMAR SPIRIT	Onomichi	DH	100%	98,600	1992	Bahamian
PALMSTAR LOTUS	Onomichi	SH	100%	100,300	1991	Bahamian
PALMSTAR THISTLE	Onomichi	SH	100%	100,300	1991	Bahamian
TEEKAY SPIRIT	Onomichi	SH	100%	100,300	1991	Bahamian
ONOZO SPIRIT	Onomichi	SH	100%	100,000	1990	Bahamian
PALMSTAR CHERRY	Onomichi	SH	100%	100,000	1990	Bahamian
PALMSTAR POPPY	Onomichi	SH	100%	100,000	1990	Bahamian
PALMSTAR ROSE	Onomichi	SH	100%	100,200	1990	Bahamian
PALMSTAR ORCHID	Onomichi	SH	100%	100,000	1989	Bahamian
FALSTER SPIRIT	Hyundai	DH	100%	95,400	1995	Bahamian
GOTLAND SPIRIT	Hyundai	DH	100%	95,400	1995	Bahamian
SOTRA SPIRIT	Hyundai	DH	100%	95,400	1995	Bahamian
VICTORIA SPIRIT(1)	Hyundai	DH	100%	103,200	1993	Bahamian
VANCOUVER SPIRIT(1)	Hyundai	DH	100%	103,200	1992	Bahamian
SHILLA SPIRIT	Hyundai	SH	100%	106,700	1990	Bahamian
ULSAN SPIRIT	Hyundai	SH	100%	106,700	1990	Bahamian
DAMPIER SPIRIT(2)	Hyundai	SH	100%	106,700	1988	Bahamian
KARRATHA SPIRIT(2)	Hyundai	SH	100%	106,700	1988	Bahamian
NAMSAN SPIRIT	Hyundai	SH	100%	106,700	1988	Bahamian
PACIFIC SPIRIT	Hyundai	SH	100%	106,700	1988	Bahamian
MERSEY SPIRIT	Hyundai	DS	100%	94,800	1986	Bahamian
CLYDE SPIRIT	Hyundai	DS	100%	94,700	1985	Bahamian
OPAL QUEEN(3)	Imabari	DH	0%	107,200	2001	Bahamian
BAHAMAS SPIRIT	Imabari	DH	100%	107,300	1998	Bahamian
NASSAU SPIRIT	Imabari	DH	100%	107,200	1998	Bahamian
SENANG SPIRIT	Imabari	DH	100%	95,700	1994	Bahamian
SEBAROK SPIRIT	Imabari	DH	100%	95,700	1993	Bahamian
SERAYA SPIRIT	Imabari	DS	100%	97,100	1992	Bahamian
SEAFALCON(3)	Imabari	DS	0%	97,100	1990	Marshall Islands
ALLIANCE SPIRIT	Imabari	DS	100%	97,100	1989	Bahamian
SENTOSA SPIRIT	Imabari	DS	100%	97,200	1989	Bahamian
SELETAR SPIRIT	Imabari	DS	100%	95,000	1988	Bahamian
SEMAKAU SPIRIT	Imabari	DS	100%	97,200	1988	Bahamian
SINGAPORE SPIRIT	Imabari	DS	100%	97,000	1987	Bahamian
SUDONG SPIRIT	Imabari	DS	100%	98,200	1987	Bahamian
KANATA SPIRIT	Samsung	DH	100%	113,000	1999	Bahamian
KAREELA SPIRIT	Samsung	DH	100%	113,100	1999	Bahamian
KIOWA SPIRIT	Samsung	DH	100%	113,300	1999	Bahamian
KOA SPIRIT	Samsung	DH	100%	113,300	1999	Bahamian
KYEEMA SPIRIT	Samsung	DH	100%	113,400	1999	Bahamian

		Hull	Percent		Year
	Series/Yard	Type	Ownership	Dwt-MT	Built	Flag

SILVER PARADISE(3)	Samsung	DH	0%	105,200	1998	Panamanian
KYUSHU SPIRIT	Mitsubishi	DS	100%	95,600	1991	Bahamian
SABINE SPIRIT	Mitsubishi	DS	100%	84,800	1989	Bahamian
KOYAGI SPIRIT	Mitsubishi	SH	100%	96,000	1989	Bahamian
COLUMBIA SPIRIT	Mitsubishi	DS	100%	84,800	1988	Bahamian
HUDSON SPIRIT	Mitsubishi	DS	100%	84,800	1988	Bahamian
SEABRIDGE(3)	Namura	DH	0%	105,200	1996	Liberian
TORRES SPIRIT	Namura	SH	100%	96,100	1990	Bahamian
SEAMASTER(3)	Namura	SH	0%	101,100	1990	Liberian
SHETLAND SPIRIT	Mitsui	DH	100%	106,200	1994	Bahamian
ORKNEY SPIRIT	Mitsui	DH	100%	106,300	1993	Bahamian
SHANNON SPIRIT	Gdynia	SH	100%	99,300	1987	Bahamian
CLARE SPIRIT	Gdynia	SH	100%	99,300	1986	Bahamian
MAGELLAN SPIRIT	Hitachi	DS	100%	95,000	1985	Bahamian
COOK SPIRIT	Hashima	DS	100%	91,500	1987	Bahamian
Subtotal Aframax Tankers				6,126,500
Shuttle Tankers(15)
STENA NATALITA	Tsuneishi	DH	50%	108,100	2001	Cayman Islands
STENA SIRITA	Tsuneishi	DH	50%	127,500	1999	Norwegian
STENA ALEXITA	Tsuneishi	DH	50%	127,500	1998	Norwegian
NORDIC SAVONITA	Tsuneishi	DH	100%	108,200	1992	NIS
NORDIC TORINITA	Tsuneishi	DH	100%	106,900	1992	Cayman Islands
STENA AKARITA	Tsuneishi	DH	65.5%	107,200	1991	Liberian
PETROTROLL	Tsuneishi	DS	100%	67,400	1981	NIS
NORDIC LAURITA	Tsuneishi	SH	50.5%	68,100	1981	NIS
NORDIC MARITA	Samsung	DH	100%	103,900	1999	Cayman Islands
NORDIC YUKON	Dalian	DH	100%	97,100	1992	NIS
PETROTRYM	Dalian	DH	100%	80,700	1987	NIS
NORDIC SVENITA	Imabari	DH	100%	106,500	1997	Liberian
NORDIC SARITA	Daewoo	DH	100%	124,500	1986	Norwegian
PETROSKALD	Uddevalla	DB	100%	34,800	1982	Liberian
NORDIC APOLLO(2)	Avondale	DH	89%	127,000	1992	Liberian
Subtotal Shuttle Tankers				1,495,400
Oil/Bulk/Ore Carriers (8)
TEEKAY FORUM	Hyundai	DB	100%	78,500	1983	Bahamian
TEEKAY FULMAR	Hyundai	DB	100%	78,500	1983	Bahamian
TEEKAY FOUNTAIN	Hyundai	DB	100%	78,500	1982	NIS
TEEKAY FORTUNA	Hyundai	DB	67%	78,500	1982	NIS
TEEKAY FREIGHTER	Bremer	DB	52%	75,400	1982	NIS
TEEKAY FOAM	Hyundai	DB	100%	78,500	1981	Bahamian
TEEKAY FAVOUR	Howaldtswerke	DB	100%	82,500	1981	Bahamian
TEEKAY FAIR	Bremer	DH	100%	75,500	1981	NIS
Subtotal Oil/Bulk/Ore Carriers				625,900
Other Tankers(3)
MUSASHI SPIRIT (VLCC)	Sasebo	SH	100%	280,700	1993	Bahamian
BARRINGTON	Samsung	DH	100%	33,200	1989	Australian
PALMERSTON	Halla	DB	100%	36,700	1990	Australian
Subtotal Other Tankers				350,600
Subtotal DWT — Vessels Delivered				8,598,400
Newbuildings(8)
SHUTTLE TANKER (HULL 1376)	Samsung	DH	100%	92,000	2002	N/A
SHUTTLE TANKER (HULL 1377)	Samsung	DH	100%	92,000	2003	N/A
SHUTTLE TANKER (HULL 1408)	Samsung	DH	100%	147,500	2003	N/A
SUEZMAX TANKER (HULL 1431)	Hyundai	DH	100%	152,000	2003	N/A
SUEZMAX TANKER (HULL 1432)	Hyundai	DH	100%	152,000	2003	N/A
AFRAMAX TANKER (HULL 1433)	Hyundai	DH	100%	112,000	2003	N/A
AFRAMAX TANKER (HULL 1434)	Hyundai	DH	100%	112,000	2003	N/A
SUEZMAX TANKER (HULL 1435)	Hyundai	DH	100%	152,000	2003	N/A
Subtotal Newbuildings				1,011,500
Total DWT — All Tankers				9,609,900

DH Double-hull tanker DB Double-bottom tanker	DS Double-sided tanker SH Single-hull tanker

(1)	Oil/bulk/ore carrier trading exclusively as a crude oil tanker.

(2)	Floating storage and off-take vessel.

(3)	Time chartered-in vessel

      Many of the Company’s vessels have been designed and constructed as substantially identical sister ships.

These vessels can, in many situations, be interchanged, providing scheduling flexibility and greater capacity utilization. In addition, spare parts and technical knowledge can be applied to all the vessels in the particular series, thereby generating operating efficiencies.

      Prior to 1985, the Company chartered-in most of the tonnage it subsequently provided to its customers. As the availability of acceptable chartered-in tonnage declined, the Company began an expansion of its owned fleet. Since 1985, the Company has significantly expanded its owned fleet by taking delivery of 42 new vessels and acquiring 33 vessels in the second-hand market, as well as disposing of 29 older tankers over the past ten years. In addition, the Company acquired control of an additional 26 vessels in its acquisition in 1999 of Bona and an additional 18 vessels in its acquisition of UNS in 2001, as previously mentioned.

      See Note 7 of the Consolidated Financial Statements for information with respect to major encumbrances against vessels of the Company.

Classification, Audits and Inspections

      All of the Company’s vessels have been certified as being “in class” by their respective classification societies: Nippon Kaiji Kyokai, Det Norske Veritas or American Bureau of Shipping. Every commercial vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year (“Annual Survey”), every two to three years (“Intermediate Survey”) and every four to five years (“Special Survey”). Vessels also may be required, as part of the Intermediate Survey process, to be drydocked every 24 to 30 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection. Many of the Company’s vessels have qualified with their respective classification societies for drydocking every five years in connection with the Special Survey and are no longer subject to the Intermediate Survey drydocking process. To so qualify, the Company was required to enhance the resiliency of the underwater coatings of each qualifying vessel as well as to install apparatus on each vessel to accommodate thorough underwater inspection by divers.

      In addition to the classification inspections, many of the Company’s customers, including major oil companies, regularly inspect the Company’s vessels as a precondition to chartering voyages on such vessels. The Company’s vessels are also subject to inspections by the world’s leading port state control authorities such as the U.S. Coast Guard and the Australian Maritime Safety Authority. The Company believes that its well-maintained, high-quality tonnage should provide it with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

      Company employees perform much of the necessary routine maintenance and regularly inspect all of the Company’s vessels, both at sea and while the vessels are in port. The Company inspects its vessels at least two times per year using predetermined and rigorous criteria. Each vessel is examined and specific notations are made, and recommendations are given for improvements to the overall condition of the vessel and its maintenance, safety, and crew welfare.

      The Company has obtained through Det Norske Veritas (DNV), the Norwegian classification society, approval of the Company’s safety management system as in compliance with International Safety Management (ISM) Code. To have the Company’s safety management system certified as in compliance, the system is audited annually by DNV. In November 2000, the Company’s Document of Compliance (DOC) was certified through November 2004. As part of the Company’s ISM Code compliance, all vessels’ safety management certificates (SMC) are being maintained through ongoing internal audits performed by the Company and intermediate audits performed by DNV. DNV has also certified the UNS shuttle tankers as ISM Code compliant. In accordance with Australian regulations, classifications societies are not recognized to perform ISM Code audits for the Company’s Australian-flagged vessels. Thus, the Australian Maritime Safety Authority approves the Company’s safety management system by auditing the Company’s Australian-flagged vessels and the Company’s Australian operations.

Organizational Structure

      The following is a list of the of Company’s significant subsidiaries as at March 1, 2002.

		Proportion of
	State or Jurisdiction of	Ownership
Name of Significant Subsidiary	Incorporation	Interest

BONA SHIPHOLDING LTD	BERMUDA	100%
SINGLE SHIP COMPANIES (3)	AUSTRALIA	100%
SINGLE SHIP LIMITED LIABILITY COMPANIES (47)	MARSHALL ISLANDS	100%
TEEKAY CHARTERING LIMITED	MARSHALL ISLANDS	100%
TEEKAY SHIPPING LIMITED	BAHAMAS	100%
UGLAND NORDIC SHIPPING ASA	NORWAY	100%

Item 5.     Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

      Teekay is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies worldwide. At March 1, 2002, the Company’s fleet consisted of 95 vessels (including eight newbuildings on order, five vessels time-chartered-in and three vessels owned by joint ventures), for a total cargo-carrying capacity of approximately 9.6 million tonnes.

      During the year ended December 31, 2001, approximately 57% of the Company’s net voyage revenues were derived from spot voyages. The balance of the Company’s revenue is generated by two other modes of employment, time charters, whereby vessels are chartered to customers for a fixed period, and contracts of affreightment (“COAs”), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time. In the year ended December 31, 2001, approximately 21% of net voyage revenues were generated by time charters and COAs priced on a spot market basis. In the aggregate, approximately 78% of the Company’s net voyage revenues during the year ended December 31, 2001 were derived from spot voyages or time charters and COAs priced on a spot market basis, with the remaining 22% being derived from fixed-rate time-charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company’s revenues, cash flow from operations, and net income.

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

Acquisition of Ugland Nordic Shipping ASA

      As of May 28, 2001, the Company had purchased 100% of the issued and outstanding shares of UNS (9% of which were purchased in fiscal 2000 and the remaining 91% was purchased in fiscal 2001), for approximately $223 million in cash.

      UNS is the world’s largest owner of shuttle tankers, controlling a modern fleet of 18 vessels (including three newbuildings on order) (the “UNS Fleet”) that engage in the transportation of oil from offshore production platforms to onshore storage and refinery facilities. The UNS Fleet has an average age of approximately 9.0 years, excluding the three newbuildings on order, and operates primarily in the North Sea under fixed-rate long-term contracts. In addition, as of December 31, 2001, UNS owned approximately 11.9% of Nordic American Tankers Shipping Ltd. (AMEX: NAT) (“NAT”), a publicly traded company that owns three Suezmax tankers on a long-term contract to BP Shipping.

      For the year ended December 31, 2000, UNS earned net voyage revenues of $69.1 million, resulting in income from vessel operations of $23.8 million and net income of $15.4 million, applying accounting principles generally accepted in the United States. The operating results of UNS have been consolidated in the Company’s financial statements commencing March 6, 2001, the date that the Company acquired a majority interest in UNS. Minority interest expense, which is included in other income (loss), has been recorded to reflect the minority shareholders’ share of UNS’ net income for the period from March 6, 2001 to May 28, 2001, the date on which the Company acquired the remaining UNS shares.

      Since the majority of UNS’ revenues are derived from fixed-rate long-term contracts, the percentage of the Company’s fleet that is dependent on the spot tanker market has declined. Giving effect to the acquisition of UNS as if it had occurred on January 1, 2001, the Company would have derived 23% of its pro forma net voyage revenues from fixed-rate time-charters and COAs during the year ended December 31, 2001, compared to 13% when excluding UNS.

Acquisition of Bona Shipholding Ltd.

      On June 11, 1999, the Company acquired Bona for aggregate consideration (including transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of the Company’s common stock. Bona was the world’s third largest operator of medium-size tankers, controlling a fleet of vessels consisting of 15 Aframax tankers, eight oil/bulk/ore carriers and, through a joint venture, 50% interests in one additional Aframax tanker and two Suezmax tankers. Bona engaged in the transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region.

      The acquisition of Bona has been accounted for using the purchase method of accounting. Bona’s operating results are reflected in the Company’s financial statements commencing June 11, 1999.

      All oil/bulk/ore carriers (“O/B/O”) owned by Bona have been operated through an O/B/O pool managed by a subsidiary of Bona. Net voyage revenues from the O/B/O pool are currently included on a 100% basis in the Company’s consolidated financial statements. Where the Company owns less than 50% of a vessel, the minority participants’ share of the O/B/O pool’s net voyage revenues is reflected as a time charter hire expense. These O/B/Os have earned lower average “time charter equivalent” (“TCE”) rates than the rest of the Teekay fleet as these vessels command lower rates than modern Aframax tankers under typical market conditions.

Results of Operations

      Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of TCE rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by voyage ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot market charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

      TCE rates are dependent on oil production levels, oil consumption growth, the number of vessels scrapped, the number of new buildings delivered and charterers’ preference for modern tankers. As a result of the Company’s dependence on the tanker spot market, any fluctuations in Aframax TCE rates will impact the Company’s revenues and earnings.

Year Ended December 31, 2001 versus Year Ended December 31, 2000

      The Company’s average fleet size increased 15.3% in the year ended December 31, 2001 compared to the year ended December 31, 2000, primarily due to the acquisition of UNS in March 2001.

      Average TCE rates were higher in 2001, compared to 2000, due to increased demand for tankers, primarily arising from increased oil production in the first half of 2001. The Company’s average TCE rate increased 12.1% to $28,768 for the year ended December 31, 2001 (excluding the Company’s vessels on bareboat charter), from $25,661 for the year ended December 31, 2000. In response to a slowing global economy, a series of OPEC oil production cuts during 2001 have resulted in a reduction in tanker demand and thus a decline in TCE rates in the second half of 2001 and into the first quarter of 2002.

      Net voyage revenues were $789.5 million in the year ended December 31, 2001, as compared to $644.3 million in the year ended December 31, 2000, representing a 22.5% increase. This was the result of the increase in fleet size and an increase in the Company’s average TCE rate.

      Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lubes, and communication expenses, increased 23.5% to $154.8 million in the year ended December 31, 2001, from $125.4 million in the year ended December 31, 2000, primarily as a result of the increase in fleet size, and higher repairs and maintenance costs.

      Time charter hire expense increased 23.3% to $66.0 million in the year ended December 31, 2001, from $53.5 million in the prior year, due primarily to an increase in the average number of vessels time-chartered-in by the Company and an increase in the average TCE rates earned in the O/B/O pool managed by the Company. The minority participants’ share of the O/B/O pool’s net voyage revenues, which is reflected as a time-charter expense, was $27.6 million for the year ended December 31, 2001, compared to $26.3 million in the year ended December 31, 2000. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was six in the year ended December 31, 2001, compared to five in the prior year.

      Depreciation and amortization expense increased 36.1% to $136.3 million in the year ended December 31, 2001, from $100.2 million in the prior year, mainly due to the acquisition of UNS, which resulted in an increase in the average size and average cost base of the Company’s owned fleet, and an increase in drydock amortization expense. Depreciation and amortization expense included amortization of drydocking costs of $14.2 million in the year ended December 31, 2001, compared to $9.2 million in the prior year.

      General and administrative expenses increased 30.5% to $48.9 million in the year ended December 31, 2001, from $37.5 million in the prior year, primarily as a result of the acquisition of UNS and higher senior management bonuses, which are determined largely by Company financial performance.

      Interest expense decreased 11.1% to $66.2 million in the year ended December 31, 2001, from $74.5 million in the prior year. This decrease reflects lower interest rates, partially offset by the additional debt assumed as part of the UNS acquisition.

      Interest income decreased 29.4% to $9.2 million in the year ended December 31, 2001, compared to $13.0 million in the prior year, mainly as a result of lower interest rates.

      Other income of $10.1 million for the year ended December 31, 2001 consisted primarily of equity income from 50%-owned joint ventures, dividend income from NAT, gain on the disposition of available-

for-sale securities, and foreign exchange gains, partially offset by income tax expense and minority interest expense. Equity income from joint ventures included a $10.2 million gain on the sale of three 50%-owned vessels. Other income for the year ended December 31, 2000 was $3.9 million, which was comprised mainly of equity income from a 50%-owned joint venture, partially offset by a loss on the disposition of two vessels and income tax expense.

      As a result of the foregoing factors, net income rose to $336.5 million in the year ended December 31, 2001, from $270.0 million in the prior year.

Year Ended December 31, 2000 versus Nine Months Ended December 31, 1999

      As a result of the Company’s change in fiscal year-end from March 31 to December 31, commencing December 31, 1999, the 2000 fiscal year’s results are for the 12 month period ended December 31, 2000, while the comparative fiscal period’s results are for the nine-month period ended December 31, 1999. Where indicated in the following discussions, percentage change figures reflect comparison to the annualized results for the nine-month period ended December 31, 1999. The Company annualized the results by multiplying its results for the nine-month period by 4/3. The annualized results for the nine-month period ended December 31, 1999 are not necessarily indicative of those for a full fiscal year.

      Average Aframax TCE rates increased significantly in 2000, compared to the nine-month period ended December 31, 1999, due to increased demand for modern tankers, arising from increased oil production and discrimination by charterers against older tankers. The Company’s average TCE rate increased 81.2% to $25,661 for the year ended December 31, 2000, from $14,165 for the nine-month period ended December 31, 1999.

      The results for the nine-month period ended December 31, 1999 include the results of Bona commencing June 11, 1999. On an annualized basis, the Company’s average fleet size increased 9.0% in the year ended December 31, 2000, compared to the nine-month period ended December 31, 1999.

      Net voyage revenues were $644.3 million in the year ended December 31, 2000, as compared to $248.4 million in the nine-month period ended December 31, 1999, representing a 94.6% increase on an annualized basis from the nine-month period ended December 31, 1999. This is mainly the result of an increase in the average TCE rate earned by the Company’s fleet. In addition, as of December 31, 1999, the Company changed its process of estimating net voyage revenues from a load port-to-load port basis to a discharge port-to-discharge port basis, which is consistent with most other shipping companies. This change in voyage estimate resulted in a one-time increase in net voyage revenues of $5.7 million for the nine-month period ended December 31, 1999.

      Vessel operating expenses decreased 4.8% on an annualized basis to $125.4 million in the year ended December 31, 2000, from $98.8 million in the nine-month period ended December 31, 1999. This decrease was mainly the result of lower per-day operating expenses arising from the application of the Company’s lower-cost structure to the Bona fleet. This decrease was partially offset by the increase in the Company’s average fleet size.

      Time charter hire expense increased 30.7% on an annualized basis to $53.5 million in the year ended December 31, 2000, from $30.7 million in the nine-month period ended December 31, 1999, due primarily to the inclusion of Bona’s operating results, which includes the O/B/O vessels, for only part of the previous fiscal period from June 11, 1999, an increase in the average TCE rates earned in the O/B/O pool, and an increase in the average number of vessels time-chartered-in by the Company. The minority participants’ share of the O/B/O pool’s net voyage revenues, which is reflected as a time-charter expense, was $26.3 million for the year ended December 31, 2000, compared to $10.5 million in the nine-month period ended December 31, 1999. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was five in the year ended December 31, 2000, compared to four in the nine-month period ended December 31, 1999.

      Depreciation and amortization expense increased 10.0% on an annualized basis to $100.2 million in the year ended December 31, 2000, from $68.3 million in the nine-month period ended December 31, 1999. This increase primarily reflects the increase in the Company’s average fleet size arising from the acquisition of Bona. Depreciation and amortization expense included amortization of drydocking costs of $9.2 million in the year ended December 31, 2000, compared to $6.3 million in the nine-month period ended December 31, 1999.

      General and administrative expenses increased 4.0% on an annualized basis to $37.5 million in the year ended December 31, 2000, from $27.0 million in the nine-month period ended December 31, 1999. This increase was primarily a result of the acquisition of Bona, partially offset by overhead cost savings related to the acquisition.

      Interest expense increased 24.2% on an annualized basis to $74.5 million in the year ended December 31, 2000, from $45.0 million in the nine-month period ended December 31, 1999. This increase reflects an increase in interest rates and the additional debt assumed as part of the Bona acquisition.

      Interest income increased 67.2% on an annualized basis to $13.0 million in the year ended December 31, 2000 from $5.8 million in the nine-month period ended December 31, 1999, mainly as a result of increased interest rates and higher cash and marketable securities balances.

      Other income of $3.9 million in the year ended December 31, 2000 consisted primarily of equity income from a 50%-owned joint venture, partially offset by future income taxes related to the Company’s Australian shipowning subsidiaries, and losses on the sale of two vessels. Other loss of $4.0 million in the nine-month period ended December 31, 1999 consisted primarily of future income taxes related to the Company’s Australian ship-owning subsidiaries and one-time employee and severance-related costs, partially offset by equity income from the 50%-owned joint venture.

      As a result of the foregoing factors, net income was $270.0 million in the year ended December 31, 2000, compared to a net loss of $19.6 million in the nine-month period ended December 31, 1999.

Liquidity and Capital Resources

      As at December 31, 2001, the Company had total cash and cash equivalents of $174.9 million, compared to $181.3 million at December 31, 2000, and $220.3 million as at December 31, 1999. The Company’s total liquidity, including cash, short-term marketable securities and undrawn long-term borrowings, was $688.2 million as at December 31, 2001, up from $373.1 million as at December 31, 2000, and $237.4 million as at December 31, 1999. The increase in liquidity during the year ended December 31, 2001 was mainly the result of net cash flow from operating activities earned during the year and net proceeds from the issuance of $350.0 million of the Company’s unsecured 8.875% Senior Notes due 2011 (the “8.875% Notes”), partially offset by prepayments and scheduled repayments of certain outstanding secured debt (excluding the Revolvers, as defined below), cash used to purchase the UNS shares, and cash used for newbuilding instalment payments. In the Company’s opinion, working capital is sufficient for the Company’s present requirements.

      Net cash flow from operating activities increased to $520.2 million in the year ended December 31, 2001, compared to $333.3 million in the year ended December 31, 2000, and $51.5 million in the nine-month period ended December 31, 1999. This primarily reflects the change in average TCE rates during these periods and the increase in the Company’s fleet size as a result of the UNS and Bona acquisitions.

      In 2001 the Company applied a portion of its operating cash flow and the net proceeds from the 8.875% Notes toward the repayment of debt. Scheduled debt repayments were $72.0 million during the year ended December 31, 2001, compared to $63.8 million during the year ended December 31, 2000, and $32.3 million during the nine-month period ended December 31, 1999. Debt prepayments during the year ended December 31, 2001 totalled $751.7 million. Of this, $551.1 million was used to reduce the Company’s two long-term revolving credit facilities (the “Revolvers”), $178.5 million was used to reduce several of the Company’s term loans, and the remaining $22.1 million was used to repurchase a portion of the Company’s 8.32% First Preferred Ship Mortgage Notes (the “8.32% Notes”). Debt prepayments during the year ended December 31, 2000 and nine-month period ended December 31, 1999 totalled $429.9 million and $10.0 million, respectively.

      As at December 31, 2001, the Company’s total debt was $935.7 million, up from $797.5 million as at December 31, 2000, mainly as a result of the acquisition of UNS, partially offset by debt repayments made during 2001. The Company’s Revolvers provided for additional borrowings of up to $508.2 million as at December 31, 2001. The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The 8.32% Notes are due February 1, 2008 and are subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004. The 8.875% Notes are due July 15, 2011. The Company’s outstanding term loans reduce in quarterly or semi-annual payments with varying maturities through 2010. The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2001 are $51.8 million (2002), $63.6 million (2003), $84.9 million (2004), $109.8 million (2005), and $128.5 million (2006).

      Among other matters, the long-term debt agreements generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of December 31, 2001, to $448.0 million. Certain of the loan agreements require a minimum level of free cash be maintained. As at December 31, 2001, this amount was $75.0 million.

      The Company manages the impact of interest rate changes on earnings and cash flows through its interest rate structure. For the Revolvers, the interest rate structure is based on LIBOR plus a margin depending on the financial leverage of the Company. Interest payments on the term loans are also based on LIBOR plus a margin. As at December 31, 2001, the interest rate swap agreements effectively change the Company’s interest rate exposure on $85.0 million of debt from a floating LIBOR rate to an average fixed rate of 6.40%. The interest rate swap agreements expire between May 2002 and May 2004.

      Funding and treasury activities are conducted within corporate policies to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate liquidity for Company purposes. Cash and cash equivalents are held primarily in U.S. dollars, with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds and Norwegian Kroner.

      The Company is exposed to market risk from foreign currency fluctuations, changes in interest rates, and bunker fuel prices. The Company uses forward foreign currency contracts, interest rate swaps, and bunker fuel swap contracts to manage currency, interest rate, and bunker fuel price risks, but does not use these financial instruments for trading or speculative purposes. As at December 31, 2001, the Company had $65.5 million in forward foreign currency contracts, which expire between January 2002 and December 2003. The Company is also committed to bunker fuel swap contracts totalling 42,000 metric tonnes with a weighted-average price of $113.54 per tonne, which expire between January 2002 and May 2004.

      Dividends declared during the year ended December 31, 2001 were $34.1 million, or $0.86 per share.

      On September 19, 2001, Teekay announced that its Board of Directors had authorized the repurchase of up to 2,000,000 shares of its Common Stock in the open market. As at December 31, 2001, Teekay had repurchased 512,800 shares of Common Stock at an average price of $27.617 per share.

      During the year ended December 31, 2001, the Company incurred capital expenditures for vessels and equipment of $185.0 million. These primarily consisted of $95.0 million for the purchase of four shuttle tankers, $48.0 million for the reimbursement of instalments already made on five newbuilding contracts that were assumed by the Company in August 2001, and $22.5 million for shuttle tanker newbuilding instalment payments. Cash expenditures for drydocking were $20.1 million in the year ended December 31, 2001 compared to $11.9 million in the year ended December 31, 2000, and $6.6 million in the nine-month period ended December 31, 1999.

      As at December 31, 2001, the Company was committed to the construction of three shuttle, three Suezmax and two Aframax tankers scheduled for delivery between December 2002 and December 2003, at a total cost of approximately $410.8 million. As of December 31, 2001, there have been payments made towards these commitments of $112.8 million and long-term financing arrangements exist for $61.5 million of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $236.5 million through either debt borrowing or surplus cash balances, or a combination of the two. As of December 31, 2001, the remaining payments required to be made under these newbuilding contracts are as follows: $56.2 million in 2002 and $241.8 million in 2003. Upon delivery, the vessels will be subject to long-term charter contracts, which expire between 2009 and 2015.

      The Company and certain subsidiaries of the Company have guaranteed their share of the outstanding mortgage debt in three 50%-owned joint venture companies. As of December 31, 2001, the Company and these subsidiaries have guaranteed $87.8 million of such debt, or 50% of the total $175.6 million in outstanding mortgage debt of the joint venture companies. These joint venture companies own three shuttle tankers.

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

Item 6.     Directors, Senior Management and Employees

Directors and Senior Management

      The directors and executive officers of the Company are listed below:

Name	Age	Position

C. Sean Day	52	Director and Chairman of the Board
Bjorn Moller	44	Director, President and Chief Executive Officer
Axel Karlshoej	61	Director and Chairman Emeritus
Bruce C. Bell	54	Director and Corporate Secretary
Dr. Ian D. Blackburne	56	Director
Morris L. Feder	85	Director
Thomas Kuo-Yuen Hsu	55	Director
Leif O. Höegh	38	Director
Eileen A. Mercier	54	Director
Peter S. Antturi	43	SVP, Treasurer and Chief Financial Officer
David Glendinning	48	SVP, Customer Service & Marine Project Development
Mads T. Meldgaard	37	VP, Chartering
Graham Westgarth	47	SVP, Marine Operations

      Certain biographical information about each of these individuals is set forth below:

      C. Sean Day has been a Director of the Company since September 1998, and has served as the Company’s Chairman of the Board since September 1999. He has also been Chairman of the Board of Seagin International LLC since April 1999 and was President and Chief Executive Officer of Navios Corporation from 1989 to 1999. Navios Corporation is a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of CBS Personnel, California Pellett Mills, Transmarine Navigation Company, Genesee & Wyoming Inc., Kirby Corporation, and Sparkling Springs Water Group and as a Director and President of the Friends of South Africa Schools Fund, Inc. Mr. Day is also engaged as a consultant to the trust that constitutes the largest shareholder of the Company. See Item 7 — Related Party Transactions.

      Bjorn Moller became a Director and the President and Chief Executive Officer of the Company in April 1998. Mr. Moller has over 20 years experience in shipping and has served in senior management positions with the Company for more than 13 years. He has headed the Company’s overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed the Company’s global chartering operations and business development activities.

      Axel Karlshoej is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 29 years. He is the older brother of the late J. Torben Karlshoej, the founder of the Company. He has served as a Director of the Company since 1989 and Chairman of the Board from June 1994 to September 1999, and Chairman Emeritus since stepping down as Chairman.

      Bruce C. Bell has served as a Director and as the Corporate Secretary of the Company since May 2000. He is the Managing Director of Oceanic Bank and Trust Limited, a Bahamian bank and trust company, a position he has held since March 1994. Prior to joining Oceanic Bank and Trust Limited, Mr. Bell was engaged in the private practice of law in Canada, specializing in corporate/ commercial, banking and international business transactions.

      Dr. Ian D. Blackburne was appointed as a Director of the Company in September 2000. Dr. Blackburne has over 25 years experience in petroleum refining and marketing, and in March 2000, he retired as Managing Director and CEO of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as a Director of CSR Limited and Suncorp-Metway Ltd., Australian public companies, and is Chairman of the Australian Science and Technology Organization.

      Morris L. Feder has served as a Director of the Company since June 1993. He is President of Worldwide Cargo Inc., a New York-based chartering firm. Mr. Feder has been engaged in the shipping industry in excess of 50 years, of which 43 were spent with Maritime Overseas Corporation, from which he retired as Executive Vice President and Director in December 1991. He has also served as Senior Vice President and Director of Overseas Shipholding Group Inc. and was a member of the Finance and Development Committee of its Board of Directors. Mr. Feder is a member of the American Bureau of Shipping, the Connecticut Maritime Association, and the Association of Shipbrokers and Agents USA Inc.

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

      Leif O. Höegh was appointed as a Director in June 1999 in connection with the Company’s acquisition of Bona Shipholding Ltd. He served as a Director of Bona from November 1993 to June 1999 and served as its Chairman from June 1998 to June 1999. Mr. Höegh is Managing Director of Leif Höegh (UK) Ltd. and Vice-Chairman of Leif Höegh and Co. ASA. He also serves as a Director of Dannebrog Rederi AS and as the Chairman of Höegh Capital Partners, Inc.

      Eileen A. Mercier has served as a Director of the Company since December 2000. Ms. Mercier has over 30 years of experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. Since then she has been President of Finvoy Management Inc., a management consulting firm specializing in financial strategy, mergers and acquisitions, restructuring and corporate governance issues. She also currently serves as a Director for CGI Group Inc., Quebecor World Inc., Winpak Ltd., Covington Fund Inc., ING Bank of Canada, The Workplace Safety and Insurance Board of Ontario, York University, and the University Health Network.

      Peter S. Antturi joined the Company in September 1991 as Manager, Accounting and was promoted to the position of Controller in March 1992, and then to Vice President, Treasurer and Chief Financial Officer in October 1997. Mr. Antturi was appointed to his current position of Senior Vice President, Treasurer and Chief Financial Officer in March 2002. Prior to joining the Company, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

      Captain David Glendinning joined the Chartering Department of the Company’s London office in January 1987. Since then, he has worked in a number of senior positions within the organization, including Vice President, Commercial Operations, Vice President, Marine and Commercial Operations. Since February 1999 he has served as Senior Vice President, Customer Relations and Marine Project Development. Captain Glendinning has 18 years’ sea service on oil tankers of various types and sizes and is a Master Mariner with British Class 1 Foreign Going Certificate of Competency.

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

      Captain Graham Westgarth joined the Company in February 1999 as Vice President, Marine Operations and was promoted to the position of Senior Vice President, Marine Operations in December 1999. Captain Westgarth has 29 years of shipping industry experience. Eighteen of those years were spent at sea, including 5 years in a command position. He joined the Company from Maersk Company (U.K.), where he joined as Master in 1987 before being promoted to General Manager in 1994.

Compensation of Directors and Senior Management

      The aggregate compensation paid to the Company’s five executive officers listed above (the “Executive Officers”) was $2,589,006 for the year ended December 31, 2001, a portion of which was attributable to payments made pursuant to bonus plans of the Company, which consider both Company and individual performance for a given period. For the year ended December 31, 2001, the Company also contributed an aggregate of $232,787 to provide pension and similar benefits for the Executive Officers. During the year ended December 31, 2001, the Company granted stock options to purchase an aggregate of 82,600 shares of the Company’s common stock at an exercise price of $41.19 per share, to the Executive Officers under the Company’s 1995 Stock Option Plan. The options expire March 14, 2011, ten years after the date of the grant.

      During the year ended December 31, 2001, the eight non-employee Directors of the Company received, in the aggregate, approximately $180,000 for their services as Directors plus reimbursement of their out-of-

pocket expenses. During that same period, the Company granted stock options to purchase an aggregate of 80,000 shares of the Company’s common stock at an exercise price of $41.19 per share, to the non-employee Directors under the Company’s 1995 Stock Option Plan. The options expire March 14, 2011, ten years after the date of the grant.

Options to Purchase Securities From Registrant or Subsidiaries

      Teekay’s 1995 Stock Option Plan (the “Plan”) entitles certain eligible officers, employees (including senior sea staff) and directors of the Company to receive options to acquire Common Stock of Teekay. As of March 15, 2002, a total of 3,981,237 shares of Common Stock are reserved for issuance under the Plan. As of such date, options to purchase a total of 3,729,293 shares of Common Stock were outstanding, with options to purchase a total of 1,640,199 shares then exercisable including options to purchase a total of 1,097,350 shares held by Directors and the Executive Officers, of which 630,331 were exercisable. The outstanding options under the Plan are exercisable at prices ranging from $16.875 to $41.19 per share, with a weighted average exercise price of $26.194 per share, and expire between July 19, 2005 and March 12, 2012, ten years after the date of each grant.

Board Practices

      The Board of Directors consists of nine members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualifies. Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej, and Bjorn Moller have terms expiring in 2002 and have been nominated by the Board of Directors for re-election at the 2002 Annual Meeting of Shareholders. Directors Bruce C. Bell, C. Sean Day, and Dr. Ian D. Blackburne have terms expiring in 2003. Directors Morris L. Feder, Leif O. Höegh, and Eileen A. Mercier have terms expiring in 2004.

      Other than an employment agreement between the Company and Mr. Moller, which provides that Mr. Moller shall be paid cash severance upon termination of his employment, there are no service contracts between the Company and any of its Directors providing for benefits upon termination of their employment or service.

      The Board of Directors has standing Audit, Executive, Governance and Resource Committees, but no standing nominating committee. The Audit Committee oversees actions taken by the Company’s independent auditors. The Audit Committee consists of Eileen A. Mercier, Morris L. Feder, and Leif O. Höegh. The Executive Committee is responsible for items that have been broadly approved by the Board, and which are beyond the approval levels of the Company’s CEO. The Executive Committee consists of Bjorn Moller together with C. Sean Day, Morris L. Feder, and Axel Karlshoej. The Governance Committee is responsible for making recommendations to the Board on corporate governance issues. The Governance Committee consists of Bruce C. Bell, C. Sean Day, and Eileen A. Mercier, together with Bjorn Moller. The Resource Committee reviews the compensation of the Company’s executive officers and makes recommendations to the Board of Directors regarding compensation. The Resource Committee consists of Axel Karlshoej, Thomas Kuo-Yuen Hsu, and Dr. Ian D. Blackburne.

Crewing and Staff

      As at December 31, 2001, the Company employed approximately 4,100 seagoing and shore-based personnel. This is an increase from 3,000 seagoing and shore-based personnel as at December 31, 2000 and 1999.

      The Company regards attracting and retaining, motivated seagoing personnel as a top priority. Through its global manning organization comprising of offices in Glasgow, Latvia, Manila, Melbourne, Mumbai, Oslo, and Sydney, the Company offers seafarers highly competitive employment packages and comprehensive benefits. The Company also provides excellent opportunities for personal and career development, which relate to the Company’s philosophy of promoting internally.

      During fiscal 1996, the Company entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union (PSU), an affiliate of the International Transport Workers’ Federation (ITF), and a Special Agreement with ITF London that covers substantially all of the Company’s junior officers and seamen. The Company is also party to Enterprise Bargaining Agreements with various Australian maritime unions that covers officers and seamen employed through the Australian operations.

      The Company sees its commitment to training as fundamental to the development of the highest caliber seafarers for its marine operations. The Company’s cadet training program is designed to balance academic learning with hands-on training at sea. The Company has relationships with training institutions in Canada, Croatia, India, Latvia, Norway, Philippines, Turkey, and the United Kingdom. After receiving formal instruction at one of these institutions, the cadet’s training continues on board a Teekay vessel. The Company also has a career development plan that is devised to ensure a continuous flow of qualified officers who are trained on the Company vessels and are familiar with the Company’s operational standards, systems and policies. The Company believes that high-quality manning and training policies will play an increasingly important role in distinguishing larger independent tanker companies that have in-house (or affiliate) capabilities from smaller companies that must rely on outside ship managers and crewing agents.

Share Ownership

      The following table sets forth certain information regarding ownership, as of March 15, 2002, of Teekay’s common stock, par value of $0.001 per share (the “Common Stock”) by the Directors and Executive Officers as a group. Information for certain holders is based on information delivered to the Company.

Identity of Person or Group	Shares Owned	Percent of Class

All Directors and Executive Officers (13 persons)(1)(2)	649,481	1.64%

(1)	Includes 630,331 shares of Common Stock subject to stock options exercisable within 60 days after March 15, 2002. Excludes (a) 467,019 shares of Common Stock subject to stock options first exercisable more than 60 days after March 15, 2002 and (b) shares owned by Cirrus Trust and JTK Trust, which are under the common supervision of Axel Karlshoej and Thomas Kuo-Yuen Hsu, Directors of the Company. See Item 7 — Major Shareholders and Related Party Transactions.

(2)	Each of the Directors and Executive Officers beneficially owns less than one percent of the outstanding shares of Common Stock.

Item 7.     Major Shareholders and Related Party Transactions

Major Shareholders

      (a)     The following table sets forth information regarding beneficial ownership, as of March 15, 2002, of Teekay’s Common Stock by each person known by the Company to beneficially own more than 5% of the Common Stock. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to the Company.

Identity of Person or Group	Shares Owned	Percent of Class

Cirrus Trust and JTK Trust(1)	16,315,690	41.24%
Neuberger Berman LLC	3,817,022	9.65%
Fidelity Management & Research	2,265,060	5.73%

(1)	Cirrus Trust and JTK Trust are under common supervision and beneficially own 13,427,397 shares (or 33.95%) of Common Stock and 2,888,293 shares (or 7.29%) of Common Stock, respectively.

      (b)     On June 15, 1998 Cirrus Trust sold 4,200,000 shares of Common Stock as part of an underwritten public offering. The percentage of Common Stock owned by Cirrus Trust prior to the offering was 64.6%. The percentage of Common Stock owned by Cirrus Trust after the offering was 45.6%.

      (c)     The Company’s major shareholders have the same voting rights as other shareholders of the Company.

      (d)     No corporation or foreign government owns more than 50% of the Company’s outstanding Common Stock.

      (e)     The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

      Approximately 41.24% of the issued and outstanding shares of Common Stock is beneficially owned by Cirrus Trust and JTK Trust (the “Trusts”), which are under the common supervision of Axel Karlshoej and Thomas Kuo-Yuen Hsu, Directors of the Company, Shigeru Matsui, President of Matsui & Company, a Tokyo based ship brokerage firm, and Arthur F. Coady, Chairman of Oceanic Bank and Trust, an affiliate of the Trusts. Bruce C. Bell, a Director and the Corporate Secretary of the Company, is the Managing Director of Oceanic Bank and Trust.

      Payments made by the Company to the Trusts or companies related through common ownership in respect of port agent services, legal and administration fees, shares office costs and consulting fees for the years ended December 31, 2001 and 2000 and the nine month period ended December 31, 1999 totaled $1,499,700, $1,638,300, and $510,210, respectively.

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

Significant Changes

      No significant change has occurred since the date of the annual financial statements included in Item 18 below.

Item 9.     The Offer and Listing

      The Company’s Common Stock is traded on The New York Stock Exchange under the symbol “TK”. The following table sets forth the high and low closing sales prices for the Common Stock on The New York Stock Exchange for each of the periods indicated.

	High	Low

Years Ended:
March 31, 1998	$37.8750	$27.8750
March 31, 1999	30.8750	14.2500
Nine months ended December 31, 1999	18.9375	13.7500
December 31, 2000	50.8750	15.3125
December 31, 2001	52.6100	25.4900

	High	Low

Quarters Ended:
March 31, 2000	$27.5625	$15.3125
June 30, 2000	34.2500	24.0000
September 30, 2000	50.8750	32.5000
December 31, 2000	47.5000	31.9375
March 31, 2001	45.6000	33.2500
June 30, 2001	52.6100	38.6200
September 30, 2001	41.0000	29.1600
December 31, 2001	35.0100	25.4900

	High	Low

Months Ended:
September 2001	$36.4000	$29.1600
October 2001	32.2000	27.6400
November 2001	30.2600	25.4900
December 2001	35.0100	30.3600
January 2002	35.0500	33.0100
February 2002	37.8500	32.0500

      Teekay’s 8.32% Notes and 8.875% Senior Notes are listed for trading on The New York Stock Exchange. The 8.32% Notes and 8.875% Notes were first offered on the market January 19, 1996 and August 3, 2001, respectively. As no active trading market exists for these Notes, no historical pricing information is included here.

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

Material Contracts

      The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party, for the two years immediately preceding the date of this Annual Report:

      (a)     Indenture, dated January 29, 1996, for U.S. $225,000,000 8.32% First Preferred Ship Mortgage Notes due 2008, Teekay Shipping Corporation as Issuer; United States Trust Company of New York as Trustee; VSSI Oceans Inc., VSSI Atlantic Inc., VSSI Appian Inc., Senang Spirit Inc., Exuma Spirit Inc., Nassau Spirit Inc., and Andros Spirit Inc. as Guarantors.

      (b)     Agreement, dated October 3, 1996, for a U.S. $90,000,000 Term Loan Facility to be made available to certain subsidiaries of Teekay Shipping Corporation by Christiania Bank og Kreditkasse, acting through its New York Branch, The Bank of Nova Scotia, and Banque Indosuez.

      (c)     Agreement, dated October 18, 1996, for a U.S. $120,000,000 Term Loan Facility to be made available to certain subsidiaries of Teekay Shipping Corporation by Den Norske Bank ASA, Nederlandse Scheepshypothesbank N.V., The Bank of New York, and Midland Bank plc.

      (d)     Agreement, dated January 26, 1998, for a U.S. $200,000,000 Reducing Revolving Credit Facility to be made available to certain wholly-owned subsidiaries of Teekay Shipping Corporation by Den Norske Bank ASA, Christiania Bank og Kreditkasse ASA, New York Branch, and the Bank of Nova Scotia.

      (e)     Amended and Restated Reimbursement Agreement dated April 16, 1998 (amended May 1999) relating to a U.S. $74,000,000 Credit facility made available by RABO Australia Limited to Barrington (Australia) Pty Limited, Palmerston (Australia) Pty Limited, VSSI Australia Limited, VSSI Transport Inc. and Alliance Chartering Pty Limited and Nedship Bank (America) N.V. as Guarantor.

      (f)     Amended and Restated Guarantee dated April 16, 1998 made by Teekay Shipping Corporation in favor of Nedship Bank (America) N.V. relating to the U.S. $74,000,000 facility granted by RABO Australia Limited and guaranteed by Nedship Bank (America) N.V.

      (g)     Agreement, dated March 26, 1999, for the amalgamation of Northwest Maritime Inc., a 100% owned subsidiary of Teekay Shipping Corporation, and Bona Shipholding Ltd.

      (h)     Amendment and Restatement Agreement, dated June 11, 1999, relating to a US$500,000,000 Revolving Loan Agreement made available to Bona Shipholding Ltd. by Chase Manhattan plc, Citibank International plc and various other banks.

      (i)     Reimbursement Agreement, dated February 16, 2001, between Karratha Spirit Pty Ltd and Nedship Bank (America) N.V.

      (j)     Agreement, dated February 16, 2001, for a U.S. $34,000,000 Term Loan Facility to be made available to Karratha Spirit Pty Ltd by Rabo Australia Limited.

      (k)     Indenture dated June 22, 2001 among Teekay Shipping Corporation and The Bank of New York Trust Company of Florida (formerly U.S. Trust Company of Texas, N.A.).

      (l)     Amendment and Restatement Agreement, dated September 14, 2001, relating to a U.S. $500,000,000 Revolving Loan Agreement between Bona Shipholding Ltd., Teekay Shipping Corporation, J.P. Morgan Securities Inc., Citibank International plc and various other banks.

      (m)     First Supplemental Indenture dated as of December 6, 2001, among Teekay Shipping Corporation and The Bank of New York Trust Company of Florida, N.A.

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

      Since, (i) Teekay Shipping Corporation is not now carrying on or conducting, and in the future does not expect to carry on or conduct, any business or transactions within the Republic of The Marshall Islands and therefore is now, and in the future intends to remain, a “non-resident domestic corporation” under The Marshall Islands Business Corporations Act, and (ii) Teekay’s 8.32% Notes and 8.875% Notes (the “Notes”) and all documentation relating to the Notes and to the public offering of Teekay’s common stock were executed outside of the Republic of The Marshall Islands, and assuming the holders of the Notes and the Common Stock neither reside in, maintain an office in, engage in business in, nor conduct transactions in, the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings are imposed by the Republic of The Marshall Islands on payments to be made in respect to the Notes or on distributions made in respect of the Common Stock. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the ownership or disposition of the Common Stock by holders thereof.

Documents on Display

      Documents concerning the Company that are referred to herein may be inspected at its principal executive headquarters at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, The Bahamas. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system may also be obtained from the Securities and Exchange Commission’s (SEC) website at www.sec.gov or from SEC public reference rooms, including the SEC’s public reference room at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, or at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Copies of documents can be requested from the SEC public reference rooms for a copying fee.

Item 11.     Quantitative and Qualitative Disclosures About Market Risk

      The Company is exposed to market risk from foreign currency fluctuations, changes in interest rates, bunker fuel prices, and tanker freight rates. The Company uses forward foreign currency contracts, interest rate swaps, and bunker fuel swap contracts to manage currency, interest rate, and bunker fuel price risks, but does not use these financial instruments for trading or speculative purposes.

Foreign Exchange Rate Risk

      The international tanker industry’s functional currency is the U.S. dollar. Virtually all of the Company’s revenues and most of its operating costs are in U.S. dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which are Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds and Norwegian Kroner. During the year ended December 31, 2001, approximately 19% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, the Company has the ability to shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

      The Company enters into forward contracts as a hedge against changes in certain foreign exchange rates. As at December 31, 2001, the Company had $65.5 million in foreign exchange forward contracts that mature as follows: $37.4 million in 2002 and $28.1 million in 2003. To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract’s change in fair value will be immediately recognized in income.

Interest Rate Risk

      The Company invests its cash and marketable securities in financial instruments with maturities of less than six months within the parameters of its investment policy and guidelines.

      The Company uses interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. Changes in the fair value of the interest rate swaps are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap’s change in fair value will be immediately recognized in income. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

      As at December 31, 2001, the Company was committed to a series of interest rate swap agreements whereby $85.0 million of the Company’s floating rate debt was swapped with fixed rate obligations having an average remaining term of 1.1 years, expiring between May 2002 and May 2004. These arrangements effectively change the Company’s interest rate exposure on $85.0 million of debt from a floating LIBOR rate to an average fixed rate of 6.40%.

Commodity Price Risk

      The Company uses bunker fuel swap contracts as a hedge to protect against the change in the cost of forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract’s change in fair value will be immediately recognized in income. As at December 31, 2001, the Company was committed to bunker fuel swap contracts totaling 42,000 metric tonnes with a weighted-average price of $113.54 per tonne, which expire between January 2002 and May 2004.

      The Company hedges certain of its voyage revenues through the use of tanker freight rate derivatives. As at December 31, 2001, the Company had sold a 12-month written freight call option for $0.9 million, which could require payments to the counterparty if monthly average freight rates exceed a specified amount.

      The following table sets forth the magnitude of these foreign exchange forward contracts, interest rate swap agreements, bunker fuel swap contracts, and written freight call option:

		Carrying Amount
	Contract			Fair
	Amount	Asset	Liability	Value

	(in USD 000’s)
December 31, 2001
FX Forward Contracts	$65,500	$—	$343	$(343)
Interest Rate Swap Agreements	85,000	—	2,429	(2,429)
Bunker Fuel Swap Contracts	4,769	—	328	(328)
Written Freight Call Option	5,998	—	857	(857)
Debt	935,702	—	935,702	(952,055)
December 31, 2000
FX Forward Contracts	$62,125	$—	$—	$2,252
Interest Rate Swap Agreements	100,000	—	—	(1,297)
Debt	797,484	—	797,484	(789,913)

Item 12.     Description of Securities Other than Equity Securities

      Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

      None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

      None.

Item 15.     [Reserved]

Item 16.     [Reserved]

PART III

Item 17.     Financial Statements

      Not applicable.

Item 18.     Financial Statements

      The following financial statements and schedule, together with the report of Ernst & Young LLP, Chartered Accountants thereon, are filed as part of this Annual Report:

      All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19.     Exhibits

      The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Shipping Corporation.(9)
1.2	Articles of Amendment of Articles of Incorporation of Teekay Shipping Corporation.(9)
1.3	Amended and Restated Bylaws of Teekay Shipping Corporation.(9)
2.1	Registration Rights Agreement among Teekay Shipping Corporation, Tradewinds Trust Co. Ltd., as Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK Trust.(1)
2.2	Specimen of Teekay Shipping Corporation Common Stock Certificate.(1)
2.3	Indenture dated January 29, 1996 among Teekay Shipping Corporation, VSSI Oceans Inc., VSSI Atlantic Inc., VSSI Appian Inc., Senang Spirit Inc., Exuma Spirit Inc., Nassau Spirit Inc., Andros Spirit Inc. and United States Trust Company of New York, as Trustee.(5)
2.4	Specimen of Teekay Shipping Corporation’s 8.32% First Preferred Ship Mortgage Notes Due 2008.(5)
2.5	Bahamian Statutory Ship Mortgage dated January 29, 1996 by Nassau Spirit Inc. to United States Trust Company of New York.(3)(5)
2.6	Deed of Covenants dated January 29, 1996 by Nassau Spirit Inc. to United States Trust Company of New York.(3)(5)
2.7	First Preferred Ship Mortgage dated January 29, 1996 by VSSI Oceans Inc. to United States Trust Company of New York, as Trustee.(4)
2.8	Assignment of Time Charter dated January 29, 1996 by Nassau Spirit Inc. to United States Trust Company of New York, as Trustee.(3)(5)
2.9	Assignment of Insurance dated January 29, 1996 by Nassau Spirit Inc. to United States Trust Company of New York, as Trustee.(3)(5)

2.10	Pledge Agreement and Irrevocable Proxy dated January 29, 1996 by Teekay in favor of United States Trust Company of New York, as Trustee.(5)
2.11	Guarantee dated January 29, 1996 by Nassau Spirit Inc. in favor of United States Trust Company of New York, as Trustee.(3)(5)
2.12	Assignment of Freights and Hires dated January 29, 1996 by Nassau Spirit Inc. to United States Trust Company of New York, as Trustee.(3)(5)
2.13	Cash Collateral Account Agreement dated January 29, 1996 between Nassau Spirit Inc. and United States Trust Company of New York, as Trustee.(3)(5)
2.14	Investment Account Agreement dated January 29, 1996 between Teekay Shipping Corporation and United States Trust Company of New York, as Trustee.(5)
2.15	Indenture dated June 22, 2001 among Teekay Shipping Corporation and The Bank of New York Trust Company of Florida (formerly U.S. Trust Company of Texas, N.A.).(14)
2.16	First Supplemental Indenture dated as of December 6, 2001, among Teekay Shipping Corporation and The Bank of New York Trust Company of Florida, N.A.(15)
2.17	Exchange and Registration Rights Agreement dated June 22, 2001 among Teekay Shipping Corporation and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Deutsche Banc Alex. Brown Inc. and Scotia Capital (USA) Inc.(14)
2.18	Exchange and Registration Rights Agreement dated December 6, 2001 between Teekay Shipping Corporation and Goldman, Sachs & Co.(15)
2.19	Specimen of Teekay Shipping Corporation’s 8.875% Senior Notes due 2011.(14)
4.1	1995 Stock Option Plan.(1)
4.2	Amendment to 1995 Stock Option Plan.(10)
4.3	Amended 1995 Stock Option Plan.(12)
4.4	Form of Indemnification Agreement between Teekay and each of its officers and directors.(1)
4.5	Charter Party, as amended, dated September 21, 1989 between Palm Shipping Inc. and BP Shipping Limited.(2)
4.6	Time Charter, as amended, dated July 3, 1995 between VSSI Oceans Inc. and Palm Shipping Inc.(4)
4.7	Time Charter, as amended, dated January 4, 1994 between VSSI Atlantic Inc. and Palm Shipping Inc.(4)
4.8	Time Charter, as amended, dated February 1, 1992 between VSSI Appian Inc. and Palm Shipping Inc.(4)
4.9	Time Charter, as amended, dated December 1, 1993 between Senang Spirit Inc. and Palm Shipping Inc.(4)
4.10	Time Charter, as amended, dated August 1, 1992 between Exuma Spirit Inc. and Palm Shipping Inc.(4)
4.11	Time Charter, as amended, dated May 1, 1992 between Nassau Spirit Inc. and Palm Shipping Inc.(4)
4.12	Time Charter, as amended, dated November 1, 1992 between Andros Spirit Inc. and Palm Shipping Inc.(4)
4.13	Management Agreement, as amended, dated June 1, 1992 between Teekay Shipping Limited and Nassau Spirit Inc.(3)(4)
4.14	Agreement, dated October 3, 1996, for a U.S. $90,000,000 Term Loan Facility to be made available to certain subsidiaries of Teekay Shipping Corporation by Christiania Bank og Kreditkasse, acting through its New York Branch, The Bank of Nova Scotia, and Banque Indosuez.(6)
4.15	Agreement, dated October 18, 1996, for a U.S. $120,000,000 Term Loan Facility to be made available to certain subsidiaries of Teekay Shipping Corporation by Den Norske Bank ASA, Nederlandse Scheepshypothesbank N.V., The Bank of New York, and Midland Bank plc.(6)
4.16	Agreement, dated January 26, 1998, for a U.S. $200,000,000 Reducing Revolving Credit Facility to be made available to certain wholly-owned subsidiaries of Teekay Shipping Corporation by Den Norske Bank ASA, Christiania Bank og Kreditkasse ASA, New York Branch, and the Bank of Nova Scotia.(7)
4.17	Agreement, dated March 26, 1999, for the amalgamation of Northwest Maritime Inc., a 100% owned subsidiary of Teekay Shipping Corporation, and Bona Shipholding Ltd.(8)
4.18	Agreement, dated April 16, 1998, for a U.S. $30,000,000 Term Loan Facility to be made available to VSSI Australia Limited by Rabo Australia Limited.(9)
4.19	Agreement, dated December 18, 1997, for a U.S. $44,000,000 Term Loan Facility to be made available to Barrington (Australia) Pty Limited and Palmerston (Australia) Pty Limited by Rabo Australia Limited.(9)
4.20	Amended and Restated Reimbursement Agreement, dated April 16, 1998, Among Barrington (Australia) Pty Limited, Palmerston (Australia) Pty Limited, VSSI Australia Limited, VSSI Transport Inc. and Alliance Chartering Pty Limited and Nedship Bank (America) N.V., The Bank of New York and Landesbank Schleswig-Holstein.(9)
4.21	Amendment No. 1, dated May 1999, to Amended and Restated Reimbursement Agreement dated April 16, 1998 among Barrington (Australia) Pty Limited, Palmerston (Australia) Pty Limited, VSSI Australia Limited, VSSI Transport Inc. and Alliance Chartering Pty Limited and Nedship Bank (America) N.V., The Bank of New York and Landesbank Schleswig-Holstein.(9)
4.22	Amended and Restated Agreement, date June 11, 1999, for a U.S. $500,000,000 Revolving Loan between Bona Shipholding Ltd., Chase Manhattan plc, Citibank International plc and various other banks.(9)
4.23	Amendment and Restatement Agreement, dated June 11, 1999, relating to a U.S. $500,000,000 Revolving Loan Agreement between Bona Shipholding Ltd., Chase Manhattan plc, Citibank International plc and various other banks.(9)

4.24	Rights agreement, dated as of September 8, 2000, between Teekay Shipping Corporation and The Bank of New York, as Rights Agent.(11)
4.25	Reimbursement Agreement, dated January 1, 2000, between Fleet Management Inc. and Teekay Shipping Corporation.(12)
4.26	Reimbursement Agreement, dated February 16, 2001, between Karratha Spirit Pty Ltd and Nedship Bank (America) N.V.(13)
4.27	Agreement, dated February 16, 2001, for a U.S. $34,000,000 Term Loan Facility to be made available to Karratha Spirit Pty Ltd by Rabo Australia Limited.(13)
4.28	Amendment and Restatement Agreement, dated September 14, 2001, relating to a U.S. $500,000,000 Revolving Loan Agreement between Bona Shipholding Ltd., Teekay Shipping Corporation, J.P. Morgan Securities Inc., Citibank International plc and various other banks.
8.1	List of Significant Subsidiaries

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 33-68680), as declared effective by the SEC on November 29, 1993, and hereby incorporated by reference to such Registration Statement.

(3)	A schedule attached to this exhibit identifies all other documents not required to be filed as exhibits because such other documents are substantially identical to this exhibit. The schedule also sets forth material details by which the omitted documents differ from this exhibit.

(4)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-3 (Registration No. 33-65139), filed with the SEC on January 19, 1996, and hereby incorporated by reference to such Registration Statement.

(5)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on June 4, 1996, and hereby incorporated by reference to such Annual Report.

(6)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on June 11, 1997, and hereby incorporated by reference to such Annual Report.

(7)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on May 20, 1998, and hereby incorporated by reference to such Annual Report.

(8)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on June 11, 1999, and hereby incorporated by reference to such Annual Report.

(9)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on March 30, 2000, and hereby incorporated by reference to such Annual Report.

(10)	Previously filed as an exhibit to the Company’s Form 6-K (File No. 1-12874), filed with the SEC on May 2, 2000, and hereby incorporated by reference to such Annual Report.

(11)	Previously filed as an exhibit to the Company’s Form 8-A (File No. 1-12874), filed with the SEC on September 11, 2000, and hereby incorporated by reference to such Annual Report.

(12)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Annual Report.

(13)	Previously filed as an exhibit to the Company’s Form 6-K (File No. 1-12874), filed with the SEC on May 24, 2001, and hereby incorporated by reference to such Report.

(14)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (Registration No. 333-64928), filed with the SEC on July 11, 2001, and hereby incorporated by reference to such Registration Statement.

(15)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (Registration No. 333-76922), filed with the SEC on January 17, 2002, and hereby incorporated by reference to such Registration Statement.

(16)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4, as Amended (Registration No. 333-76922), filed with the SEC on February 5, 2002, and hereby incorporated by reference to such Registration Statement.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY SHIPPING CORPORATION
By:	/s/ PETER ANTTURI --------------------------------------------- Peter Antturi Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: March 28, 2002

AUDITOR’S REPORT

To the Shareholders of

TEEKAY SHIPPING CORPORATION

      We have audited the accompanying consolidated balance sheets of Teekay Shipping Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2001 and 2000, and the nine month period ended December 31, 1999. Our audits also included the financial schedule listed in the Index: Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of Ugland Nordic Shipping ASA, a wholly-owned subsidiary, which statements reflect total assets and net voyage revenues constituting 21 percent and 10 percent, respectively of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Ugland Nordic Shipping ASA, is based solely on the report of other auditors.

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

      In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Shipping Corporation and subsidiaries as at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years ended December 31, 2001 and 2000, and the nine month period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material aspects the information set forth therein.

/s/ ERNST & YOUNG LLP ------------------------------------------------ Chartered Accountants

Vancouver, Canada

February 8, 2002

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per share amounts)

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
	2001	2000	1999

	$	$	$
NET VOYAGE REVENUES
Voyage revenues	1,039,056	893,226	377,882
Voyage expenses	249,562	248,957	129,532

Net voyage revenues	789,494	644,269	248,350

OPERATING EXPENSES
Vessel operating expenses	154,831	125,415	98,780
Time charter hire expense	66,019	53,547	30,681
Depreciation and amortization	136,283	100,153	68,299
General and administrative	48,898	37,479	27,018

	406,031	316,594	224,778

INCOME FROM VESSEL OPERATIONS	383,463	327,675	23,572

OTHER ITEMS
Interest expense	(66,249)	(74,540)	(44,996)
Interest income	9,196	13,021	5,842
Other income (loss) (note 12)	10,108	3,864	(4,013)

	(46,945)	(57,655)	(43,167)

Net income (loss)	336,518	270,020	(19,595)

Earnings (loss) per common share (note 10)
• Basic	8.48	7.02	(0.54)
• Diluted	8.31	6.86	(0.54)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2001	2000

	$	$
ASSETS
Current
Cash and cash equivalents (note 7)	174,950	181,300
Marketable securities (note 5)	5,028	8,081
Restricted cash (note 7)	7,833	—
Accounts receivable	57,519	80,158
Prepaid expenses and other assets	22,139	25,956

Total current assets	267,469	295,495

Marketable securities (note 5)	16,026	33,742
Vessels and equipment (note 7)
At cost, less accumulated depreciation of $801,985 (December 31, 2000 — $680,756)	1,925,844	1,607,716
Advances on newbuilding contracts (note 14)	117,254	—

Total vessels and equipment	2,043,098	1,607,716

Investment in joint ventures	27,352	20,474
Other assets	26,757	16,672
Goodwill (note 1)	87,079	—

	2,467,781	1,974,099

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	24,484	22,084
Accrued liabilities (note 6)	51,011	44,081
Current portion of long-term debt (note 7)	51,830	72,170

Total current liabilities	127,325	138,335

Long-term debt (note 7)	883,872	725,314
Other long-term liabilities (note 1)	39,407	7,368

Total liabilities	1,050,604	871,017

Minority interest	18,977	4,570
Stockholders’ equity
Capital stock (note 10)	467,341	452,808
Retained earnings	935,660	641,149
Accumulated other comprehensive (loss) income	(4,801)	4,555

Total stockholders’ equity	1,398,200	1,098,512

	2,467,781	1,974,099

Commitments and contingencies (notes 8, 13 and 14)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
	2001	2000	1999

	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	336,518	270,020	(19,595)
Non-cash items:
Depreciation and amortization	136,283	100,153	68,299
Loss on disposition of vessels and equipment	—	1,004	—
Gain on disposition of available-for-sale securities	(758)	—	—
Equity income (net of dividends received: December 31, 2001 — $33,514; December 31, 2000 — $8,474; December 31, 1999 — $Nil)	16,190	(1,072)	(721)
Future income taxes	6,963	999	1,500
Other — net	(3,243)	(1,173)	1,134
Change in non-cash working capital items related to operating activities (note 15)	28,197	(36,676)	896

Net cash flow from operating activities	520,150	333,255	51,513

FINANCING ACTIVITIES
Net proceeds from long-term debt	688,381	206,000	100,000
Scheduled repayments of long-term debt	(72,026)	(63,757)	(32,252)
Prepayments of long-term debt	(751,738)	(429,926)	(10,000)
Increase in restricted cash	(7,833)	—	—
Proceeds from issuance of Common Stock	20,584	24,843	—
Repurchase of Common Stock	(14,162)	—	—
Cash dividends paid	(34,094)	(32,973)	(23,150)
Other	—	2,970	—

Net cash flow from financing activities	(170,888)	(292,843)	34,598

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(184,983)	(43,512)	(23,313)
Expenditures for drydocking	(20,064)	(11,941)	(6,598)
Proceeds from disposition of assets	—	9,713	—
Expenditure for the purchase of Ugland Nordic Shipping ASA (net of cash acquired of $26,605) (note 3)	(176,453)	(13,114)	—
Acquisition costs related to purchase of Ugland Nordic Shipping ASA (note 3)	(5,067)	—	—
Net cash acquired through purchase of Bona Shipholding Ltd. (note 4)	—	—	51,774
Acquisition costs related to purchase of Bona Shipholding Ltd. (note 4)	(20)	(2,685)	(13,806)
Proceeds from disposition of available-for-sale securities	35,975	—	13,724
Purchases of available-for-sale securities	(5,000)	(17,900)	(6,000)

Net cash flow from investing activities	(355,612)	(79,439)	15,781

(Decrease) increase in cash and cash equivalents	(6,350)	(39,027)	101,892
Cash and cash equivalents, beginning of the period	181,300	220,327	118,435

Cash and cash equivalents, end of the period	174,950	181,300	220,327

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands of U.S. dollars)

				Accumulated
	Thousands of			Other		Total
	Common	Common	Retained	Comprehensive	Comprehensive	Stockholders’
	Shares	Stock	Earnings	Income (Loss)	Income (Loss)	Equity

	#	$	$	$	$	$
Balance as at March 31, 1999	31,648	330,493	446,897	—		777,390

Net income (loss)			(19,595)		(19,595)	(19,595)
Other comprehensive income				—

Comprehensive income (loss)					(19,595)

Dividends declared			(23,172)			(23,172)
June 11, 1999 common stock issued on acquisition of Bona Shipholding Ltd. (note 4)	6,415	97,422				97,422
Reinvested dividends	1	22				22

Balance as at December 31, 1999	38,064	427,937	404,130	—		832,067

Net income			270,020		270,020	270,020
Other comprehensive income:
Unrealized gain on available-for-sale securities				4,555	4,555	4,555

Comprehensive income					274,575

Dividends declared			(33,001)			(33,001)
Reinvested dividends	1	28				28
Exercise of stock options	1,080	24,843				24,843

Balance as at December 31, 2000	39,145	452,808	641,149	4,555		1,098,512

Net income			336,518		336,518	336,518
Other comprehensive income:
Unrealized loss on available-for-sale securities				(6,636)	(6,636)	(6,636)
Reclassification adjustment for gain on available-for-sale securities included in net income				(3,627)	(3,627)	(3,627)
Cumulative effect of accounting change (note 13)				4,155	4,155	4,155
Unrealized loss on derivative instruments (note 13)				(2,274)	(2,274)	(2,274)
Reclassification adjustment for gain on derivative instruments (note 13)				(974)	(974)	(974)

Comprehensive income					327,162

Adjustment for equity income on step acquisition (note 3)			198			198
Dividends declared			(34,102)			(34,102)
Reinvested dividends	1	8				8
Exercise of stock options	917	20,584				20,584
Repurchase of Common Stock	(513)	(6,059)	(8,103)			(14,162)

Balance as at December 31, 2001	39,550	467,341	935,660	(4,801)		1,398,200

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

Change in fiscal year end

      The Company changed its fiscal year end from March 31 to December 31, effective December 31, 1999. The following is a summary of selected financial information for the comparative 12 month periods ended December 31, 2001, 2000 and 1999.

	Twelve Months	Twelve Months	Twelve Months
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2001	2000	1999

			(unaudited)
	$	$	$
RESULTS OF OPERATIONS
Net voyage revenues	789,494	644,269	318,348
Income from vessel operations	383,463	327,675	34,189
Net income (loss)	336,518	270,020	(17,723)
Net income (loss) per common share
— basic	8.48	7.02	(0.50)
— diluted	8.31	6.86	(0.50)
CASH FLOWS
Net cash flow from operating activities	520,150	333,255	71,633
Net cash flow from financing activities	(170,888)	(292,843)	76,948
Net cash flow from investing activities	(355,612)	(79,439)	5,613

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)

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

      Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expenses, port fees, canal tolls, and brokerage commissions. Vessel operating expenses comprise all expenses relating to the operation of vessels including crewing, repairs and maintenance, insurance, stores, lubes, and communications.

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

      Interest costs capitalized to vessels and equipment for the years ended December 31, 2001 and 2000, and for the nine month period ended December 31, 1999 aggregated $2,531,000, $Nil, and $1,710,000, respectively.

      Expenditures incurred during drydocking are capitalized and amortized on a straight-line basis over the period until the next anticipated drydocking. When significant drydocking expenditures recur prior to the expiry of this period, the remaining balance of the original drydocking is expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2001 and 2000, and the nine month period ended December 31, 1999 aggregated $14,214,000, $9,208,000, and $6,275,000, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Investment in joint ventures

      The Company has a 50% participating interest in three joint venture companies each of which owns a shuttle tanker. The joint ventures are accounted for using the equity method whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings.

      During 2001, another joint venture in which the Company owns a 50% interest sold its three vessels.

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

Derivative instruments

      Derivative instruments are recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income (see Note 13).

Cash and cash equivalents

      The Company classifies all highly liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

      Cash interest paid during the years ended December 31, 2001 and 2000, and the nine month period ended December 31, 1999 totalled $54,764,000, $77,073,000, and $63,086,000, respectively.

Income taxes

      The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company’s Australian shipowning subsidiaries and Norwegian subsidiary Ugland Nordic Shipping ASA (“UNS”) are subject to income taxes. UNS income taxes are deferred until payment of dividends (see Note 12). Included in other long-term liabilities are deferred income taxes of $36.3 million at December 31, 2001 and $4.2 million at December 31, 2000. The Company accounts for such taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Accounting for Stock-Based Compensation

      Under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 (“APB 25”) “Accounting for Stock Issued to Employees” and has disclosed the required pro forma effect on net income and earning per share as if the fair value method of accounting as prescribed in SFAS 123 had been applied (see Note 10).

Comprehensive income

      The Company follows Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements.

Goodwill

      Goodwill acquired as a result of the acquisition of UNS (see Note 3) is amortized over 20 years using the straight-line method. Management periodically reviews goodwill for permanent diminution in value. As at December 31, 2001, goodwill is net of accumulated amortization of $3.5 million.

Recent accounting pronouncements

      In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, which establishes new standards for accounting for goodwill and other intangible assets. SFAS 142 requires that goodwill and indefinite lived intangible assets no longer be amortized but reviewed annually for impairment, or more frequently if impairment indicators arise. This statement is effective for existing goodwill beginning with fiscal years starting after December 15, 2001. Based upon the Company’s goodwill balance at December 31, 2001, the Company estimates that adoption of SFAS 142 will result in an annual increase in net income of approximately $4.5 million, by no longer amortizing goodwill.

      In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ”, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, “Reporting the Results of Operations” for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company does not anticipate that the adoption of SFAS 144 will have a significant impact on the Company’s consolidated financial position or results of operations.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

2.   Business Operations

      The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of a fleet of tankers. All of the Company’s revenues are earned in international markets.

      One customer, an international oil company, accounted for 13% ($130,818,000) of the company’s consolidated voyage revenues during the year ended December 31, 2001. Two customers, both international oil companies, individually accounted for 13% ($118,306,000) and 12% ($110,241,000) of the company’s consolidated voyage revenues during the year ended December 31, 2000. During the nine months ended December 31, 1999, a single customer, also an international oil company, accounted for 13% ($48,140,000) of the Company’s consolidated voyage revenues. No other customer accounted for more than 10% of the Company’s consolidated voyage revenues during the fiscal periods presented herein.

3.   Acquisition of Ugland Nordic Shipping ASA

      As of May 28, 2001, Teekay had purchased 100% of the issued and outstanding shares of UNS (9% of which was purchased in fiscal 2000 and the remaining 91% was purchased in fiscal 2001), for $222.8 million cash, including estimated transaction expenses of approximately $7 million, or at an average price of Norwegian Kroner 136 per share. UNS controls a modern fleet of 18 shuttle tankers (including three newbuildings on order) that engage in the transportation of oil from offshore production platforms to onshore storage and refinery facilities.

      The acquisition of UNS has been accounted for using the purchase method of accounting, based upon estimates of fair value. UNS’ operating results are reflected in these financial statements commencing March 6, 2001, the date Teekay acquired control. Equity income related to the Company’s nine percent interest in UNS up to December 31, 2000 has been credited as an adjustment to retained earnings. Teekay’s interest in UNS for the period from January 1, 2001 to March 5, 2001 has been included in equity income for the corresponding period.

      The following table shows comparative summarized consolidated pro forma financial information for the years ended December 31, 2001 and 2000 and gives effect to the acquisition of 100% of the outstanding shares in UNS as if it had taken place January 1, 2000:

	Pro Forma

	Year Ended	Year Ended
	December 31,	December 31,
	2001	2000

	(unaudited)	(unaudited)
	$	$
Net voyage revenues	805,754	713,350
Net income	336,514	265,554
Net income per common share
— basic	8.47	6.90
— diluted	8.31	6.75

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

4.    Acquisition of Bona Shipholding Ltd.

      On June 11, 1999, Teekay purchased Bona Shipholding Ltd. (“Bona”) for aggregate consideration (including transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of Teekay’s Common Stock. Bona’s operating results are reflected in these financial statements commencing the effective date of the acquisition.

      The following table shows summarized condensed pro forma financial information for the nine month period ended December 31, 1999 and gives effect to the acquisition as if it had taken place April 1, 1999:

Pro Forma
Nine Months Ended
December 31,
1999

(unaudited)
$
Net voyage revenues	272,469
Income from vessel operations	26,127
Net loss	(22,482)
Net loss per common share
— basic and diluted	(0.59)

5.   Investments in Marketable Securities

		Gross	Gross	Approximate
		Unrealized	Unrealized	Market and
	Cost	Gains	Losses	Carrying Values

	$	$	$	$
December 31, 2001
Available-for-sale equity securities	24,500	—	(8,474)	16,026
Available-for-sale debt securities	5,028	—	—	5,028

	29,528	—	(8,474)	21,054

December 31, 2000
Available-for-sale equity securities	17,032	4,577	—	21,609
Available-for-sale debt securities	20,236	8	(30)	20,214

	37,268	4,585	(30)	41,823

      The cost and approximate market value of available-for-sale debt securities by contractual maturity, as at December 31, 2001 and December 31, 2000, are shown as follows:

		Approximate
		Market and
	Cost	Carrying Values

	$	$
December 31, 2001
Less than one year	5,028	5,028
Due after one year through five years	—	—

	5,028	5,028

December 31, 2000
Less than one year	8,081	8,081
Due after one year through five years	12,155	12,133

	20,236	20,214

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

6.   Accrued Liabilities

	December 31,	December 31,
	2001	2000

	$	$
Voyage and vessel	16,450	26,461
Interest	24,180	9,444
Payroll and benefits	10,381	8,176

	51,011	44,081

7.   Long-Term Debt

	December 31,	December 31,
	2001	2000

	$	$
Revolving Credit Facilities	—	415,800
First Preferred Ship Mortgage Notes (8.32%) due through 2008	167,229	189,274
Term Loans due through 2010	416,239	192,410
Senior Notes (8.875%) due July 15, 2011	352,234	—

	935,702	797,484
Less current portion	51,830	72,170

	883,872	725,314

      The Company has two long-term Revolving Credit Facilities (the “Revolvers”) available, which, as at December 31, 2001, provided for borrowings of up to $508.2 million. Interest payments are based on LIBOR (December 31, 2001: 1.9%; December 31, 2000: 6.4%) plus a margin depending on the financial leverage of the Company; at December 31, 2001, the margins ranged between 0.50% and 0.75% (December 31, 2000: between 0.50% and 0.85%). The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The Revolvers are collateralized by first priority mortgages granted on 31 of the Company’s vessels, together with certain other related collateral, and a guarantee from Teekay for all amounts outstanding under the Revolvers.

      The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the “8.32% Notes”) are collateralized by first preferred mortgages on seven of the Company’s Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the “8.32% Notes Guarantor Subsidiaries”) to a maximum of 95% of the fair value of their net assets. As at December 31, 2001, the fair value of these net assets approximated $175.4 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004. During June 2001, the Company repurchased a principal amount of $22.0 million of the 8.32% Notes outstanding.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

      Condensed financial information regarding the Company, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

      The Company has several term loans outstanding, which, as at December 31, 2001, totalled $416.2 million. Interest payments are based on LIBOR plus a margin. At December 31, 2001, the margins ranged between 0.50% and 1.45% (December 31, 2000: between 0.55% and 1.25%). The term loans reduce in quarterly or semi-annual payments with varying maturities through 2010. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from Teekay. UNS terms loans totalling $309.0 million are not guaranteed by Teekay. One term loan required a retention deposit of $7.8 million as at December 31, 2001.

      The 8.875% Senior Notes due July 15, 2011 (the “8.875% Notes”) rank equally in right of payment with all of the Company’s existing and future senior unsecured debt and senior to the Company’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries.

      Among other matters, the long-term debt agreements generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, is limited as of December 31, 2001, to $448.0 million. Certain of the loan agreements require a minimum level of free cash be maintained. As at December 31, 2001, this amount was $75.0 million.

      The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to December 31, 2001 are $51,830,000 (2002), $63,605,000 (2003), $84,868,000 (2004), $109,786,000 (2005), and $128,524,000 (2006).

8.   Leases

Charters-out

      Time charters and bareboat charters to third parties of the Company’s vessels are accounted for as operating leases. The minimum future revenues to be received on time charters and bareboat charters currently in place are $161,345,000 (2002), $137,705,000 (2003), $136,258,000 (2004), $111,074,000 (2005), $100,712,000 (2006), and $595,046,000 thereafter.

      The minimum future revenues should not be construed to reflect total charter hire revenues for any of the years.

Charters-in

      Minimum commitments under vessel operating leases are $28,463,000 (2002), $24,303,000 (2003), $10,848,000 (2004), $1,961,000 (2005) and $Nil (2006).

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

9.   Fair Value of Financial Instruments

      Carrying amounts of all financial instruments approximate fair market value except for the following:

      Long-term debt — The fair values of the Company’s fixed rate long-term debt are based on either quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

      Interest rate swap agreements and foreign exchange contracts — The fair value of interest rate swaps and foreign exchange contracts, used for hedging purposes, is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, the current credit worthiness of the swap counter parties and foreign exchange rates.

      The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2001		December 31, 2000

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

	$	$	$	$
Cash and cash equivalents, marketable securities, and restricted cash	203,837	203,837	223,123	223,123
Long-term debt	(935,702)	(952,055)	(797,484)	(789,913)
Derivative instruments (note 13)
Interest rate swap agreements	(2,429)	(2,429)	—	(1,297)
Foreign currency contracts	(343)	(343)	—	2,252
Bunker fuel swap contracts	(328)	(328)	—	—
Written freight call option	(857)	(857)	—	—

      The Company transacts all of its derivative instruments with investment grade rated financial institutions and requires no collateral from these institutions.

10. Capital Stock

      The authorized capital stock of Teekay at December 31, 2001 is 25,000,000 shares of Preferred Stock, with a par value of $1 per share and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at December 31, 2001, Teekay had 39,550,326 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

      On September 19, 2001, Teekay announced that its Board of Directors had authorized the repurchase of up to 2,000,000 shares of its Common Stock in the open market. As at December 31, 2001, Teekay had repurchased 512,800 shares of Common Stock at an average price of $27.617 per share.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

      As of December 31, 2001, the Company had reserved 3,993,933 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company’s 1995 Stock Option Plan (the “Plan”). During the years ended December 31, 2001 and 2000, and the nine month period ended December 31, 1999, the Company granted options under the Plan to acquire up to 863,200, 889,500, and 1,463,500 shares of Common Stock (the “Grants”), respectively, to certain eligible officers, employees (including senior sea staff), and directors of the Company. The options have a 10-year term and had initially vested equally over four years from the date of grant. Effective September 8, 2000, the Company amended the Plan which reduced the vesting period for all subsequent stock option grants from four years to three years. In addition, the Company also accelerated the vesting period for the existing grants by one year. The impact of the accelerated vesting for the existing grants on compensation expense was not material for the years ended December 31, 2001 and 2000.

      A summary of the Company’s stock option activity, and related information for the years ended December 31, 2001 and 2000, and the nine month period ended December 31, 1999 is as follows:

	December 31, 2001		December 31, 2000		December 31, 1999

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	Options	Exercise	Options	Exercise	Options	Exercise
	(000’s)	Price	(000’s)	Price	(000’s)	Price

	#	$	#	$	#	$
Outstanding-beginning of period	2,860	22.25	3,099	22.14	1,729	26.46
Granted	863	41.19	889	23.56	1,464	17.11
Exercised	(917)	22.44	(1,080)	23.00	—	—
Forfeited	(66)	26.86	(48)	22.77	(94)	21.12

Outstanding-end of period	2,740	28.04	2,860	22.25	3,099	22.14

Exercisable at end of period	1,164	22.99	1,453	23.54	1,019	25.35

Weighted-average fair value of options granted during the period (per option)		10.19		6.62		3.88

      Exercise prices for the options outstanding as of December 31, 2001 ranged from $16.88 per share to $41.19 per share. These options have a weighted-average remaining contractual life of 7.78 years.

      As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense is recognized under APB 25.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

      Had the Company recognized compensation costs for the Grants consistent with the methods recommended by SFAS 123 (see Note 1 — Accounting for Stock-Based Compensation), the Company’s net income and earnings per share for the years ended December 31, 2001 and 2000, and the nine month period ended December 31, 1999 would have been stated at the pro forma amounts as follows:

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
	2001	2000	1999

	$	$	$
Net income (loss):
As reported	336,518	270,020	(19,595)
Pro forma	330,052	264,449	(21,828)
Basic earnings (loss) per common share:
As reported	8.48	7.02	(0.54)
Pro forma	8.31	6.87	(0.60)
Diluted earnings (loss) per commonshare:
As reported	8.31	6.86	(0.54)
Pro forma	8.15	6.72	(0.60)

      The fair values of the Grants were estimated on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free average interest rates of 4.5% for the year ended December 31, 2001; 6.6% for the year ended December 31, 2000; and 5.8% for the nine month period ended December 31, 1999, respectively; dividend yield of 3.0%; expected volatility of 30% for the years ended December 31, 2001 and 2000 and 25% for the nine months ended December 31, 1999; and expected lives of five years.

      Basic earnings per share is based upon the following weighted-average number of common shares outstanding: 39,706,799 shares for the year ended December 31, 2001; 38,468,158 shares for the year ended December 31, 2000; and 36,384,191 shares for the nine month period ended December 31, 1999. Diluted earnings per share, which gives effect to the aforementioned stock options, is based upon the following weighted-average number of common shares outstanding: 40,488,222 shares for the year ended December 31, 2001; 39,368,253 shares for the year ended December 31, 2000; and 36,405,089 shares for the nine month period ended December 31, 1999.

11. Related Party Transactions

      As at December 31, 2001 Cirrus Trust and JTK Trust (“the Trusts”) owned, indirectly through wholly owned subsidiaries, 41.2% of the Company’s outstanding Common Stock. Several of the Company’s directors are responsible for the supervision of the Trusts or subsidiaries wholly owned by the Trusts.

      Payments made by the Company to the Trusts or companies related through common ownership in respect of port agent services, legal and administration fees, shared office costs and consulting fees for the years ended December 31, 2001 and 2000 and the nine month period ended December 31, 1999 totalled $1,499,700, $1,638,300, and $510,200, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

12. Other Income (Loss)

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
	2001	2000	1999

	$	$	$
Loss on disposition of vessels and equipment	—	(1,004)	—
Gain on disposition of available-for-sale securities	758	—	—
Equity income from joint ventures	17,324	9,546	721
Future income taxes	(6,963)	(999)	(1,500)
Miscellaneous	(1,011)	(3,679)	(3,234)

	10,108	3,864	(4,013)

13. Derivative Instruments and Hedging Activities

      In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes new standards for recording derivatives in interim and annual financial statements (see Note 1). SFAS 133, as amended by Statements of Financial Accounting Standards No. 137 and No. 138, is effective for fiscal years beginning after June 15, 2000.

      The Company adopted SFAS 133 on January 1, 2001. The Company recognized the fair value of its derivatives as assets of $2.2 million and liabilities of $1.3 million on its consolidated balance sheet as of January 1, 2001. These amounts were recorded as a cumulative effect of an accounting change as an adjustment to stockholders’ equity through other comprehensive income. There was no impact on net income. In addition, a deferred gain of $3.2 million on unwound interest rate swap agreements presented as other long-term liabilities at December 31, 2000, was reclassified to accumulated other comprehensive income and will be recognized into earnings over the hedged term of the debt.

      The Company only uses derivatives for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, bunker fuel prices and tanker freight rates and the effect of these strategies on the Company’s financial statements.

      The Company hedges portions of its forecasted expenditures denominated in foreign currencies with forward contracts and a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at December 31, 2001, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese Yen 100.0 million, Singapore Dollars 3.9 million, Norwegian Kroner 75.0 million, Canadian Dollars 80.4 million and Euros 3.9 million for U.S. Dollars, at an average rate of Japanese Yen 127.04 per U.S. Dollar, Singapore Dollar 1.81 per U.S. Dollar, Norwegian Kroner 9.49 per U.S. Dollar, Canadian Dollar 1.57 per U.S. Dollar and Euros 0.92 per U.S. Dollar, respectively. As at December 31, 2001, the Company was committed to bunker fuel swap contracts totalling 42,000 metric tonnes with a weighted-average price of $113.54 per tonne, which expire between January 2002 and May 2004.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

      As at December 31, 2001, the Company was committed to a series of interest rate swap agreements whereby $85.0 million of the Company’s floating rate debt was swapped with fixed rate obligations having a weighted average remaining term of 1.1 years, expiring between May 2002 and May 2004. These agreements effectively change the Company’s interest rate exposure on $85.0 million of debt from a floating LIBOR rate to a weighted average fixed rate of 6.40%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

      The Company hedges certain of its voyage revenues through the use of tanker freight rate derivatives. As at December 31, 2001, the Company had sold a 12-month written freight call option for $0.9 million which could require payments to the counterparty if monthly average freight rates exceed a specified amount.

      During the year ended December 31, 2001, the Company recognized a net loss of $0.1 million relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion of these derivative instruments is presented as interest expense and other income (loss), respectively.

      As at December 31, 2001, the Company estimates, based on current foreign exchange rates, bunker fuel prices and interest rates, that it will reclassify approximately $0.6 million of net loss on derivative instruments from accumulated other comprehensive income to earnings during the next 12 months due to actual voyage, vessel operating, drydocking and general and administrative expenditures and the payment of interest expense associated with the floating-rate debt.

14. Commitments and Contingencies

      As at December 31, 2001, the Company was committed to the construction of three shuttle, three Suezmax and two Aframax tankers scheduled for delivery between December 2002 and December 2003, at a total cost of approximately $410.8 million. As of December 31, 2001, there have been payments made towards these commitments of $112.8 million and long-term financing arrangements exist for $61.5 million of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $236.5 million through either debt borrowing or surplus cash balances, or a combination thereof. As of December 31, 2001, the remaining payments required to be made under these newbuilding contracts are as follows: $56.2 million in 2002 and $241.8 million in 2003.

      Teekay and certain subsidiaries of Teekay have guaranteed their share of the outstanding mortgage debt in three 50%-owned joint venture companies. As of December 31, 2001, Teekay and these subsidiaries have guaranteed $87.8 million of such debt, or 50% of the total $175.6 million in outstanding mortgage debt of the joint venture companies. These joint venture companies own three shuttle tankers.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

15. Change in Non-Cash Working Capital Items Related to Operating Activities

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
	2001	2000	1999

	$	$	$
Accounts receivable	23,993	(49,405)	(5,462)
Prepaid expenses and other assets	5,152	3,443	307
Accounts payable	666	2,613	(6,571)
Accrued liabilities	(1,614)	6,673	12,622

	28,197	(36,676)	896

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS

(in thousands of U.S. dollars)

	Year Ended December 31, 2001

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries

	$	$	$	$	$
Net voyage revenues	—	34,688	899,218	(144,412)	789,494
Operating expenses	10,809	32,660	506,974	(144,412)	406,031

(Loss) income from vessel operations	(10,809)	2,028	392,244	—	383,463
Net interest (expense) income	(22,548)	—	(34,505)	—	(57,053)
Equity in net income of subsidiaries	369,023	—	—	(369,023)	—
Other income	852	1,663	7,593	—	10,108

Net income	336,518	3,691	365,332	(369,023)	336,518
Retained earnings (deficit), beginning of the year	641,149	(18,969)	671,069	(652,100)	641,149
Adjustment for equity income on step acquisition	198	—	—	—	198
Dividends declared	(34,102)	—	—	—	(34,102)
Repurchase of Common Stock	(8,103)	—	—	—	(8,103)

Retained earnings (deficit), end of the year	935,660	(15,278)	1,036,401	(1,021,123)	935,660

	Year Ended December 31, 2000

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries

	$	$	$	$	$
Net voyage revenues	—	35,137	776,291	(167,159)	644,269
Operating expenses	420	25,202	433,578	(142,606)	316,594

(Loss) income from vessel operations	(420)	9,935	342,713	(24,553)	327,675
Net interest (expense) income	(17,373)	46	(44,192)	—	(61,519)
Equity in net income of subsidiaries	287,127	—	—	(287,127)	—
Other income	686	—	3,178	—	3,864

Net income	270,020	9,981	301,699	(311,680)	270,020
Retained earnings (deficit), beginning of the year	404,130	(28,950)	369,370	(340,420)	404,130
Dividends declared	(33,001)	—	—	—	(33,001)

Retained earnings (deficit), end of the year	641,149	(18,969)	671,069	(652,100)	641,149

	Nine Months Ended December 31, 1999

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries

	$	$	$	$	$
Net voyage revenues	—	28,589	349,222	(129,461)	248,350
Operating expenses	493	24,056	310,304	(110,075)	224,778

(Loss) income from vessel operations	(493)	4,533	38,918	(19,386)	23,572
Net interest (expense) income	(14,420)	87	(24,821)	—	(39,154)
Equity in net (loss) income of subsidiaries	(4,682)	—	—	4,682	—
Other (loss) income	—	—	(4,013)	—	(4,013)

Net (loss) income	(19,595)	4,620	10,084	(14,704)	(19,595)
Retained earnings (deficit), beginning of the period	446,897	(33,570)	359,286	(325,716)	446,897
Dividends declared	(23,172)	—	—	—	(23,172)

Retained earnings (deficit), end of the period	404,130	(28,950)	369,370	(340,420)	404,130

(See Note 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Year Ended December 31, 2001

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries

	$	$	$	$	$
Net income	336,518	3,691	365,332	(369,023)	336,518
Other comprehensive income
Unrealized loss on available-for-sale securities	—	—	(6,636)	—	(6,636)
Reclassification adjustment for gain on available-for-sale securities included in net income	—	—	(3,627)	—	(3,627)
Cumulative effect of accounting change	—	—	4,155	—	4,155
Unrealized loss on derivative instruments	—	—	(2,274)	—	(2,274)
Reclassification adjustment for gain on derivative instruments	—	—	(974)	—	(974)

Comprehensive income	336,518	3,691	355,976	(369,023)	327,162

	Year Ended December 31, 2000

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries

	$	$	$	$	$
Net income	270,020	9,981	301,699	(311,680)	270,020
Other comprehensive income
Unrealized gain on available-for-sale securities	—	—	4,555	—	4,555

Comprehensive income	270,020	9,981	306,254	(311,680)	274,575

Nine Months Ended December 31, 1999

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries

	$	$	$	$	$
Net (loss) income	(19,595)	4,620	10,084	(14,704)	(19,595)
Other comprehensive income	—	—	—	—	—

Comprehensive (loss) income	(19,595)	4,620	10,084	(14,704)	(19,595)

(See Note 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at December 31, 2001

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries

	$	$	$	$	$
ASSETS
Cash and cash equivalents	—	—	174,950	—	174,950
Other current assets	1,101	472	186,946	(96,000)	92,519

Total current assets	1,101	472	361,896	(96,000)	267,469
Vessels and equipment (net)	—	264,768	1,778,330	—	2,043,098
Advances due from subsidiaries	346,430	—	—	(346,430)	—
Other assets (principally marketable securities and investments in subsidiaries)	1,599,746	—	42,783	(1,599,746)	42,783
Investment in joint ventures	—	—	27,352	—	27,352
Goodwill	—	—	87,079	—	87,079

	1,947,277	265,240	2,297,440	(2,042,176)	2,467,781

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities	24,813	1,319	197,193	(96,000)	127,325
Long-term debt	519,463	—	403,816	—	923,279
Due to (from) affiliates	—	(90,131)	503,145	(413,014)	—

Total liabilities	544,276	(88,812)	1,104,154	(509,014)	1,050,604

Minority Interest	—	—	18,977	—	18,977
Stockholders’ Equity
Capital stock	467,341	23	5,943	(5,966)	467,341
Contributed capital	—	369,307	136,766	(506,073)	—
Retained earnings (deficit)	935,660	(15,278)	1,036,401	(1,021,123)	935,660
Accumulated other comprehensive loss	—	—	(4,801)	—	(4,801)

Total stockholders’ equity	1,403,001	354,052	1,174,309	(1,533,162)	1,398,200

	1,947,277	265,240	2,297,440	(2,042,176)	2,467,781

	As at December 31, 2000

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries

	$	$	$	$	$
ASSETS
Cash and cash equivalents	294	—	181,006	—	181,300
Other current assets	45	725	209,425	(96,000)	114,195

Total current assets	339	725	390,431	(96,000)	295,495
Vessels and equipment (net)	—	281,377	1,326,339	—	1,607,716
Advances due from subsidiaries	58,068	—	—	(58,068)	—
Other assets (principally marketable securities and investments in subsidiaries)	1,229,756	—	50,414	(1,229,756)	50,414
Investment in joint venture	—	—	20,474	—	20,474

	1,288,163	282,102	1,787,658	(1,383,824)	1,974,099

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities	4,932	1,371	228,032	(96,000)	138,335
Long-term debt	189,274	—	543,408	—	732,682
Due to (from) affiliates	—	(69,630)	193,315	(123,685)	—

Total liabilities	194,206	(68,259)	964,755	(219,685)	871,017

Minority Interest	—	—	4,570	—	4,570
Stockholders’ Equity
Capital stock	452,808	23	5,943	(5,966)	452,808
Contributed capital	—	369,307	136,766	(506,073)	—
Retained earnings (deficit)	641,149	(18,969)	671,069	(652,100)	641,149
Accumulated other comprehensive income	—	—	4,555	—	4,555

Total stockholders’ equity	1,093,957	350,361	818,333	(1,164,139)	1,098,512

	1,288,163	282,102	1,787,658	(1,383,824)	1,974,099

(See Note 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended December 31, 2001

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries

	$	$	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net cash flow from operating activities	(7,458)	21,446	506,162	—	520,150

FINANCING ACTIVITIES
Net proceeds from long-term debt	345,045	—	343,336	—	688,381
Scheduled repayments of long-term debt	—	—	(72,026)	—	(72,026)
Prepayments of long-term debt	(22,045)	—	(729,693)	—	(751,738)
Other	(316,034)	(20,502)	301,031	—	(35,505)

Net cash flow from financing activities	6,966	(20,502)	(157,352)	—	(170,888)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	—	(945)	(204,102)	—	(205,047)
Expenditure for the purchase of Ugland Nordic Shipping ASA	198	—	(176,651)	—	(176,453)
Other	—	1	25,887	—	25,888

Net cash flow from investing activities	198	(944)	(354,866)	—	(355,612)

Decrease in cash and cash equivalents	(294)	—	(6,056)	—	(6,350)
Cash and cash equivalents, beginning of the period	294	—	181,006	—	181,300

Cash and cash equivalents, end of the year	—	—	174,950	—	174,950

	Year Ended December 31, 2000

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries

	$	$	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net cash flow from operating activities	(19,407)	25,048	327,614	—	333,255

FINANCING ACTIVITIES
Net proceeds from long-term debt	—	—	206,000	—	206,000
Scheduled repayments of long-term debt	—	—	(63,757)	—	(63,757)
Prepayments of long-term debt	(35,726)	—	(394,200)	—	(429,926)
Other	55,217	(63,293)	2,916	—	(5,160)

Net cash flow from financing activities	19,491	(63,293)	(249,041)	—	(292,843)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	—	(1,407)	(54,046)	—	(55,453)
Proceeds from disposition of assets	—	—	9,713	—	9,713
Acquisition costs related to purchase of Bona Shipholding Ltd.	—	—	(2,685)	—	(2,685)
Other	—	—	(31,014)	—	(31,014)

Net cash flow from investing activities	—	(1,407)	(78,032)	—	(79,439)

Increase (decrease) in cash and cash equivalents	84	(39,652)	541	—	(39,027)
Cash and cash equivalents, beginning of the year	210	39,652	180,465	—	220,327

Cash and cash equivalents, end of the year	294	—	181,006	—	181,300

	Nine Months Ended December 31, 1999

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries

	$	$	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net cash flow from operating activities	(9,844)	16,674	44,683	—	51,513

FINANCING ACTIVITIES
Net proceeds from long-term debt	—	—	100,000	—	100,000
Scheduled repayments of long-term debt	—	—	(32,252)	—	(32,252)
Prepayments of long-term debt	—	—	(10,000)	—	(10,000)
Other	49,933	(10,327)	(62,756)	—	(23,150)

Net cash flow from financing activities	49,933	(10,327)	(5,008)	—	34,598

INVESTING ACTIVITIES
Expenditures for vessels and equipment	—	(8)	(29,903)	—	(29,911)
Net cash flow from purchase of Bona Shipholding Ltd. (net of cash acquired of $91,658)	(39,884)	—	—	—	(39,884)
Other	—	—	85,576	—	85,576

Net cash flow from investing activities	(39,884)	(8)	55,673	—	15,781

Increase (decrease) in cash and cash equivalents	205	6,339	95,348	—	101,892
Cash and cash equivalents, beginning of the period	5	33,313	85,117	—	118,435

Cash and cash equivalents, end of the period	210	39,652	180,465	—	220,327

(See Note 7)