Form 20-F
period 2002-12-31
TEEKAY SHIPPING CORP
filed 2003-04-01
CIK 911971

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
     [   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

     [X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

or

     [   ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau,
Commonwealth of the Bahamas
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Stock, par value of $0.001 per share 8.32% First Preferred Ship Mortgage Notes due 2008 7.25% PEPS Unit	Name of each exchange on which registered New York Stock Exchange New York Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

39,692,060 shares of Common Stock, par value of $0.001 per share.

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

Item 17     [  ]      Item 18     [X]

TEEKAY SHIPPING CORPORATION

INDEX TO REPORT ON FORM 20-F

Page
PART I.

  Item 1.           Identity of Directors, Senior Management and Advisors................................  Not applicable
  Item 2.           Offer Statistics and Expected Timetable..............................................  Not applicable

  Item 12.          Description of Securities Other than Equity Securities...............................  Not applicable

PART II.

  Item 13.          Defaults, Dividend Arrearages and Delinquencies......................................        51
  Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds.........        51
  Item 15.          Controls and Procedures..............................................................        51
  Item 16A.         Audit Committee Financial Expert.....................................................  Not applicable
  Item 16B.         Code of Ethics.......................................................................  Not applicable
  Item 16C.         Principal Accountant Fees and Services...............................................  Not applicable

PART III.

  Item 17.          Financial Statements.................................................................  Not applicable

PART I

This report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

In addition to historical information, this report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and the Company’s operations, objectives, expectations, performance, financial condition and intentions. When used in this report, the words "expects," "intends," "plans," "believes," "anticipates," "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this report include, in particular, statements regarding: Aframax time charter equivalent (or "TCE") rates; tanker supply and demand; supply and demand for oil; potential growth of the shuttle tanker market; future capital expenditures; the Company’s growth strategy and measures to implement such strategy; the Company’s competitive strengths; the Company’s pending acquisition of Navion ASA and its impact on the Company’s operations; the Company’s potential inability to integrate effectively the operations of Navion or any other future acquisitions with the Company; and the future success and performance of the Company. Readers are cautioned not to place undue reliance on these or other forward-looking statements, which speak only as of the date of this report.

Forward-looking statements in this report are necessarily estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this report under the heading "Factors That May Affect Future Results."

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

Item 2.   Offer Statistics and Expected Timetable
               Not applicable.

Item 3.   Key Information

Selected Financial Data

Set forth below are selected consolidated financial and other data of Teekay Shipping Corporation together with its subsidiaries (sometimes referred to as "Teekay" or the "Company"), for the years ended December 31, 2002, 2001 and 2000, the nine-month period ended December 31, 1999 and the year ended March 31, 1999, which have been derived from the Company’s consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the report of the independent Chartered Accountants therein, with respect to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000, and "Item 5. Operating and Financial Review and Prospects," included herein.

The Company changed its fiscal year end from March 31 to December 31, commencing December 31, 1999, in order to facilitate comparison of its operating results to those of other companies in the transportation industry. The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

                                             Year Ended      Year Ended     Year Ended       Nine Months       Year Ended
                                            December 31,    December 31,   December 31,     Ended December     March 31,
                                                 2002           2001            2000             31,              1999
                                                                                                 1999
                                            (U.S. dollars in thousands, except share and per share data, ratios and fleet data.)
Income Statement Data:
Voyage revenues........................     $ 783,327      $1,039,056     $  893,226       $    377,882       $  411,922
Voyage expenses........................       239,455         249,562        248,957            129,532           93,511
Net voyage revenues....................       543,872         789,494        644,269            248,350          318,411
Income from vessel operations..........       119,346         383,463        327,675             23,572           85,634
Interest expense.......................       (57,974)        (66,249)       (74,540)           (44,996)         (44,797)
Interest income........................         3,494           9,196         13,021              5,842            6,369
Other (loss) income....................       (11,475)         10,108          3,864             (4,013)          (1,800)
Net income (loss) (1)..................        53,391         336,518        270,020            (19,595)          45,406
Per Share Data:
Net income (loss) – basic..............     $    1.35      $     8.48     $     7.02       $      (0.54)      $     1.46
Net income (loss) – diluted............          1.33            8.31           6.86              (0.54)            1.46

Cash dividends declared................          0.86            0.86           0.86               0.65             0.86
Balance Sheet Data (at end of period):
Cash and marketable securities.........     $ 298,255       $ 196,004     $  223,123       $    226,381       $  132,256
Capital stock..........................       470,988         467,341        452,808            427,937          330,493
Total assets...........................     2,723,506       2,467,781      1,974,099          1,982,684        1,452,220
Total debt.............................     1,130,822         935,702        797,484          1,085,167          641,719
Total stockholders’ equity.............     1,421,898       1,398,200      1,098,512            832,067          777,390
Number of outstanding shares of common
stock..................................    39,692,060      39,550,326     39,145,219         38,064,264       31,648,318
Other Financial Data:
EBITDA(2)..............................     $ 278,061      $  539,324     $  451,066       $     95,875       $  186,069
EBITDA to interest expense(2)(3).......           4.5x            8.0x           6.1x               2.1x             4.0x
Total debt to LTM EBITDA(2)(4).........           4.1x            1.7x           1.8x               8.3x             3.5x
Total debt to total capitalization(5)..          43.9%           39.8%          42.1%              56.6%            45.2%
Net debt to capitalization(6)..........          36.4%           34.3%          34.3%              50.8%            39.6%

Capital expenditures:
  Vessel and equipment purchases,
  gross (7)............................       135,650         184,983         43,512             23,313           85,445
  Drydocking...........................        34,913          20,064         11,941              6,598           11,749
Total Fleet Data(8):
Average number of ships                            85              82             71                 65               47
Average age of Company’s fleet
(in years at end of period)                      10.8            10.2            9.0                8.4              8.7
Operating cash flow per ship per day (9)   $   8,168      $   17,682     $   16,687       $      5,177       $    11,171
Spot Aframax Fleet Data (10):
Average number of ships ...............            60              60             59                 55               43
Average age of  Company’s  fleet
(in years at end of period)                      10.5             9.4            8.3                7.4              8.0
TCE per ship per day(11)...............     $  18,205      $   30,542     $   27,138       $     13,462       $   19,576
Vessel  operating  expenses
per  ship per day(12)..................         5,496           5,374          4,980              5,621            4,969
Operating cash flow per ship per day(9)         7,774          19,747         18,145              4,731           10,903

(Footnotes on following page)

(Footnotes for previous page)

(1)	Net income (loss) for our fiscal year ended March 31, 1999 has been restated to reflect early adoption of Statement of Financial Accounting Standards No. 145, "Extinguishment of Debt and Capital Lease Modification," which requires any gain or loss on debt extinguishments to be classified as income or loss from continuing operations, rather than as an extraordinary item as previously required under Statement of Financial Accounting Standards No. 4.

(2)	EBITDA represents net income (loss) before interest expense, income tax expense, depreciation and amortization expense, minority interest, foreign exchange gains (losses) and gains (losses) on disposition of assets. EBITDA is included because such data is used by certain investors to measure a company’s financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States. The following table reconciles the Company’s net income (loss) with EBITDA for the periods presented:
                                        -------------- --------------- ------------ --------------- ---------------
                                         Year Ended     Year Ended        Year       Nine Months     Year Ended
                                         December 31,   December 31,      Ended          Ended         March 31,
                                            2002            2001       December 31,  December 31,         1999
                                                                          2000          1999
                                        -------------- --------------- ------------ --------------- ---------------
                                                               (U.S. dollars in thousands)

      Net income (loss)..............     $  53,391     $   336,518     $  270,020    $   (19,595)     $ 45,406
      Interest expense ..............        57,974          66,249         74,540         44,996        44,797
      Income tax expense.............        11,413           6,963          1,500          1,500         1,900
      Depreciation and amortization..       149,296         136,283        100,153         68,299        93,712
      Other items (a)................         5,987          (6,689)         4,853            675           254
                                        -------------- --------------- ------------ --------------- ---------------
      EBITDA.........................       278,061         539,324        451,066         95,875       186,069
                                        -------------- --------------- ------------ --------------- ---------------
(a) Other items consist of minority interest, foreign exchange gains (losses), and gains (losses) on disposition of assets.
(3)	For purposes of computing EBITDA to interest expense, interest expense includes capitalized interest but excludes amortization of loan costs.
(4)	Total debt to LTM EBITDA represents total debt as of the end of the period compared to EBITDA for the 12-month period then ended.
(5)	Total capitalization represents total debt, minority interest and total stockholders’ equity.
(6)	Net debt represents total debt less cash, cash equivalents and marketable securities. Total capitalization represents net debt, minority interest and total stockholders’ equity.
(7)	Excludes vessels purchased in connection with the Company’s corporate acquisitions of Bona Shipholding Ltd. ("Bona") in 1999 and Ugland Nordic Shipping AS ("UNS") in 2001. See Item 5 – Operating and Financial Review and Prospects.

(8)	Excludes vessels of the Company’s joint ventures and newbuildings and one Aframax tanker that has been subject to a bareboat charter.
(9)	Operating cash flow represents income from vessel operations plus depreciation and amortization expense (other than drydock amortization expense). Ship days are calculated on the basis of a 365-day fiscal year multiplied by the average number of vessels in the Company’s fleet for the respective year (excluding vessels of the Company’s joint ventures). Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

(10)	Includes the Company’s core Aframax fleet that operates primarily in the spot charter market and excludes vessels that operate primarily under long-term fixed-rate contracts, including the Company’s ten Aframax-size shuttle tankers and three Aframax-size Australian-crewed vessels. Time charter equivalent (TCE) and vessel operating expense data is separately presented only for this portion of the fleet because the remainder of the fleet generally has varying revenue and expense characteristics that make period-to-period comparisons not meaningful. Also excludes one Aframax tanker that has been subject to a bareboat charter and Aframax tankers of the Company’s joint ventures.

(11)	TCE is a measure of the revenue performance of a vessel. The Company’s average TCE for a given period has been calculated by deducting total voyage expenses (except commissions) from total voyage revenues and dividing the remaining sum by the Company’s total voyage days in the period. Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expenses, port fees, canal tolls, and brokerage commissions.

(12)	Vessel operating expenses consist of all expenses relating to the operation of vessels (other than voyage expenses), including crewing, repairs and maintenance, insurance, stores and lubes, and communications expenses. Ship days are calculated on the basis of a 365-day year multiplied by the average number of vessels in the Company’s fleet for the respective year. Vessel operating expense amounts exclude vessels time-chartered-in.

Factors That May Affect Future Results

The Cyclical Nature of the Tanker Industry Causes Volatility in the Company’s Profitability

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Increases in tanker capacity supply or decreases in tanker capacity demand could have a material adverse effect on the Company’s business, financial condition, and results of operations. The supply of tanker capacity is influenced by the number and size of new vessels built, older vessels scrapped, converted and lost and the number of vessels that are out of service. The demand for tanker capacity is influenced by, among other factors: global and regional economic conditions; increases and decreases in production of and demand for crude oil and petroleum products; increases and decreases in OPEC production quotas; the distance crude oil and petroleum products need to be transported by sea; and developments in international trade and changes in seaborne and other transportation patterns.

Because many of the factors influencing the supply of and demand for tanker capacity are unpredictable, the nature, timing and degree of changes in tanker industry conditions are also unpredictable.

The Company Depends Upon Oil Markets, Changes in Which Could Result in Decreased Demand for Its Vessels and Services

Demand for the Company’s vessels and services in transporting crude oil and petroleum products depends upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on the Company’s business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, as well as competition from alternative energy sources. A slowdown of the economic recovery in the United States and world economies may result in reduced consumption of crude oil and petroleum products and a decreased demand for the Company’s vessels and services. In addition, the continued political unrest in Venezuela or similar unrest in other major oil-producing countries could further adversely affect the demand for the Company’s vessels.

Continued Terrorist Attacks or War Could Lead to Further Economic Instability and Decrease Demand for Oil, Which Could Harm The Company’s Business

Terrorist attacks, such as the attacks that occurred in the United States on September 11, 2001, and current and future war risks may adversely affect the Company’s business, results of operation, financial condition, ability to raise capital or future growth. The United States is at war with Iraq. Terrorist attacks and war in the Middle East may lead to additional armed hostilities or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may further contribute to economic instability and could adversely affect oil markets.

The Company’s Substantial Operations Outside the United States Expose it to Political, Governmental and Economic Instability, Which Could Harm the Company’s Operations.

The Company’s operations are primarily conducted outside the United States and, therefore, they may be affected by changing economic, political and governmental conditions in the countries where the Company is engaged in business or where its vessels are registered. Any disruption caused by these factors could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company derives a significant portion of its total revenues from its operations in the Indo-Pacific Basin. Past political conflicts in this region, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in this region have also been subject to, in limited instances, acts of piracy. In addition to tankers, oil pipelines and offshore oil fields could also be targets of terrorist attacks. Future hostilities or other political instability in this region or other regions where the Company’s operates could affect its trade patterns, increase insurance costs, increase tanker operational costs or otherwise harm its business. For example, the war between the United States and Iraq could significantly alter the supply and transportation of oil in the Indo-Pacific Basin, which could harm the Company’s business. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin or elsewhere as a result of terrorist attacks or other hostilities may limit trading activities with those countries, which could harm the Company’s business.

The Company’s Dependence on Spot Voyages May Result in Significant Fluctuations in the Utilization of Its Vessels and Its Profitability

During the years ended December 31, 2002 and 2001, the Company derived approximately 65% and 78%, respectively, of its net voyage revenues from spot voyages or time charters and contracts of affreightment priced on a spot market basis. Due to the Company’s dependence on the spot charter market, declining charter rates in a given period generally will result in corresponding declines in operating results for that period. The spot charter market is highly competitive and spot charter rates are subject to significant fluctuations based on tanker and oil supply and demand. Charter rates have varied significantly in the last few years. Future spot charters may not be available at rates that will be sufficient to enable the Company’s vessels to be operated profitably or to provide sufficient cash flow to service its debt obligations. The Company’s dependence on spot voyages will also be affected by the pending acquisition of Navion ASA. Although Navion’s shuttle tanker fleet operates on long-term fixed-rate contracts of affreightment, its conventional tanker fleet generates revenues from spot voyages and contracts of affreightment priced on a spot market basis. Accordingly, these revenues historically have been, and after the Company’s acquisition of Navion will continue to be, subject to spot market price fluctuations.

Reduction in Oil Produced From Offshore Oil Fields Could Harm the Company’s Shuttle Tanker Business

Demand for the Company’s shuttle tankers in transporting crude oil and petroleum products depends upon the amount of oil produced from offshore oil fields, especially in the North Sea, where the Company’s shuttle tankers primarily operate. As oil prices increase, the prospect of offshore oil exploration and development of offshore oil fields, which cost more to develop than land oil fields, becomes more attractive to oil companies. However, when oil prices decline, it becomes less attractive for oil companies to explore for oil offshore and develop offshore oil fields. If the amount of oil produced from offshore oil fields declines, especially in the North Sea, the Company’s shuttle tanker business could be harmed. In addition, if for environmental or other reasons, there is a change in policy towards using pipelines rather than oceangoing vessels in transporting crude oil and petroleum products from offshore oil fields, the Company’s shuttle tanker business could be adversely affected, which could have a material adverse effect on the Company’s business, financial condition and results of operations. As at March 1, 2003, the Company had 20 vessels (including 2 newbuildings) in its shuttle tanker fleet. If the Company closes its pending acquisition of Navion ASA, it will acquire an additional 8 owned and 13 chartered-in shuttle tankers, which would increase the Company’s exposure to the foregoing shuttle-tanker-related-risks. Most of Navion’s shuttle tanker revenues are derived from long-term contracts of affreightment. Revenue under most of these contracts depends upon the amount of oil the Company transports, the production of which is beyond the Company’s control and which can vary depending upon the nature of a given oil field and the field operator’s production decisions.

The Company’s Inability to Renew or Replace Long-Term Charter Contracts Could Adversely Affect Its Operating Results and Make Them More Volatile

As at March 1, 2003, 34 of the Company’s tankers, including all 20 of its shuttle tankers, were subject to long-term charter contracts. Fourteen of these contracts terminate by their terms between March 2003 and September 2004. The 20 remaining contracts terminate by their terms between September 2005 and April 2018. If the Company completes its pending acquisition of Navion, it will have an additional 8 owned and 13 chartered-in shuttle tankers subject to fixed-rate contracts of affreightment with terms ranging from six months to the life of the oil field being serviced, and 1 owned gas carrier subject to a 13-year time charter. If the Company is not able to renew or replace these contracts on favorable terms, or at all, or if a significant number of these contracts are terminated early, it could have a material adverse effect on the Company’s business, financial condition and results of operations and make such results more volatile.

The Intense Competition In the Company’s Markets May Lead to Reduced Profitability

The Company’s vessels operate in highly competitive markets. Competition arises primarily from other Aframax and shuttle tanker owners, including major oil companies and independent companies. The Company also competes with owners of other size tankers. The Company’s market share is insufficient to enforce any degree of pricing discipline in the markets in which the Company operates and the Company’s competitive position may erode in the future. Any new markets that the Company enters could include participants that have greater financial strength and capital resources than the Company. The Company may not be successful in entering new markets.

The Tanker Industry Is Subject to Substantial Environmental and Other Regulations, Which May Significantly Increase the Company’s Expenses

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

The United States Oil Pollution Act of 1990 ("OPA 90") in particular has increased the Company’s expenses. OPA 90 provides for the phase-in of the exclusive use of double-hull tankers at United States ports, as well as potentially unlimited liability for owners, operators and demise or bareboat charterers for oil pollution in U.S. waters. To comply with the OPA 90, tanker owners generally incur increased costs in meeting additional maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining required insurance coverage. OPA 90 contains financial responsibility requirements for vessels operating in U.S. waters and requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of insurance or of qualification as a self-insurer or other evidence of financial responsibility sufficient to meet their potential liabilities under the OPA 90.

Following the example of the OPA 90, the International Maritime Organization, the United Nations’ agency for maritime safety, adopted regulations for tanker design and inspection that are designed to reduce oil pollution in international waters and that will be phased in on a schedule depending upon vessel age. In addition, as a result of the November 2002 sinking of the tanker Prestige and related oil spill, the European Union, the United States and certain other countries are considering or have adopted stricter technical and operational requirements for tankers, including the accelerated phase-out of single-hull vessels, and legislation that will affect the liability of tanker owners and operators for oil pollution.

The Company’s shuttle tankers primarily operate in the North Sea. In addition to the regulations imposed by the International Maritime Organization, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations in those areas. These regulatory requirements, together with additional requirements imposed by operators of North Sea oil fields, require the Company to make further expenditures for sophisticated equipment, reporting and redundancy systems on its shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit the Company’s ability to do business or further increase the cost of doing business in the North Sea.

The Company May Not Be Able to Successfully Integrate Any Future Acquisitions

A principal component of the Company’s strategy is to continue to grow by expanding its business both in the geographic areas and markets where it has historically focused as well as into new geographic areas, market segments and services. The Company may not be successful in expanding its operations and any expansion may not be profitable. The Company’s strategy of growth through acquisitions, including its pending acquisition of Navion ASA, involves business risks commonly encountered in acquisitions of companies, including: disruption of the Company’s ongoing business; difficulties in integrating the operations, personnel and business culture of acquired companies; difficulties of coordinating and managing geographically separate organizations; adverse effects on relationships with the Company’s existing suppliers and customers, and those of the companies acquired; difficulties entering geographic markets or new market segments in which the Company has no or limited experience; and loss of key officers and employees of acquired companies.

The Company’s failure to effectively integrate Navion or any other businesses it may acquire in the future will harm the Company’s business and results of operations.

The process of integrating operations could also cause an interruption of, or loss of momentum in, the activities of one or more of an acquired Company’s businesses and the Company’s businesses. Members of the Company’s senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage the Company’s business, service existing customers and attract new customers. If the Company’s senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, the Company’s business could suffer.

The Company May Not Realize Expected Benefits from Acquisitions, and Implementing Its Strategy of Growth Through Acquisitions May Harm Its Financial Condition and Performance

Present and future acquisitions, including the Company’s pending acquisition of Navion ASA, may not be profitable to the Company at the time of their completion and may not generate revenues sufficient to justify the Company’s investment. In addition, the Company’s acquisition growth strategy exposes it to risks that may harm its results of operations and financial condition, including risks that the Company may: fail to realize anticipated benefits, such as cost-savings and revenue enhancements; decrease the Company’s liquidity by using a significant portion of its available cash or borrowing capacity to finance acquisitions; incur additional indebtedness, which may result in significantly increased interest expense or financial leverage, or issue additional equity securities to finance acquisitions, which may result in significant shareholder dilution; incur or assume unanticipated liabilities, losses or costs associated with the business acquired; or incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

The Company expects to realize financial and operating benefits as a result of the pending acquisition of Navion ASA, including added stability to the Company’s cash flow and earnings throughout the tanker market cycle as a result of the fixed-rate, long-term nature of Navion’s contracts of affreightment related to its shuttle tanker business. However, revenue generated under most of these contracts depends upon the amount of oil the Company can transport, the production of which is beyond the Company’s control and which can vary depending on the nature of a given oil field and the field operator’s production decisions. In addition, Navion has a right of first refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. Although the Company believes this arrangement may increase the utilization of its conventional fleet after the acquisition, it may be unable to achieve such increased fleet utilization.

The Strain That Growth Places Upon The Company’s Systems and Management Resources May Harm The Company’s Business

The Company’s growth has placed and will continue to place significant demands on its management, operational and financial resources. For example, the closing of the Company’s pending acquisition of Navion ASA, will result in an additional 45 tankers, including 34 vessels time-chartered-in, worldwide that the Company will have to deploy, control and monitor. These would represent an increase of 45% over the Company’s current fleet of tankers. As the Company expands its operations, it must effectively manage and monitor operations, control costs and maintain effective quality and control in geographically dispersed markets. The Company’s future growth and financial performance will also depend on its ability to: recruit, train, manage and motivate its employees to support the Company’s expanded operations; and continue to improve the Company’s customer support, financial controls and information systems.

These efforts may not be successful and may not occur in a timely or efficient manner. Failure to effectively manage the Company’s growth and the system and procedural transitions required by expansion in a cost-effective manner could have a material adverse affect on the Company’s business.

The Company’s Insurance May Not Be Sufficient to Cover the Losses That May Occur to Its Property or as a Result of Its Operations

The operation of oil tankers carries the risk of environmental damage from an oil spill as well as the risk of catastrophic marine disasters and property losses inherent to any ocean-going vessel. The Company carries protection and indemnity coverage to protect against most of the accident-related risks involved in the conduct of its business and maintains environmental damage and pollution coverage. The Company does not carry insurance covering the loss of revenue resulting from vessel off-hire time. In addition, the Company may not be adequately insured against all risks, may not be able to procure adequate coverage at commercially reasonable rates in the future and any particular claim may not be paid. Any uninsured loss or unpaid claim could have a material adverse effect on the Company’s business, financial condition, and results of operations.

More stringent environmental regulations at times in the past have resulted in increased costs for, and in the future may result in the lack of availability of, insurance against the risks of environmental damage or pollution. The Company currently maintains $1 billion in coverage for liability for pollution, spillage or leakage of oil for each of its vessels. A catastrophic spill could exceed the coverage available, which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

On February 1, 2003, one of the Company’s vessels, the Alliance Spirit, was empty of cargo and waiting off Skikda, Algeria to load crude oil when a severe storm arose and pushed aground the vessel and three other vessels, not in the Company’s fleet. As of March 27, 2003, the vessel had been cut in two and its fore part had been removed in preparation for sale to a third party for scrapping. The aft part of the vessel continues to remain aground. The vessel could roll over or break apart, resulting in a spillage or leakage of approximately 15 metric tones of residual crude oil cargo that remainsh in the cargo tanks. Any damages resulting from this incident could have a material adverse effect on the Company’s financial condition to the extent not covered by insurance.

An Incident Involving Environmental Damage or Pollution and Any of the Company’s Vessels Could Harm the Company’s Reputation and Business

Oil spills related to the sinkings of the tanker Erika off the coast of France in 1999 and the tanker Prestige off the coast of Spain in 2002, and other tanker-related environmental incidents have created increased demand for modern vessels operated by ship management companies with a reputation for safety and environmental compliance. Any event involving the Company’s tankers that results in material environmental damage or pollution could harm the Company’s reputation for safety and environmental compliance and decrease demand for the Company’s services, which could harm its business.

The Company’s Operating Results Are Subject to Seasonal Fluctuations

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

The Company Expends Substantial Sums During Construction of Newbuildings Without Earning Revenue and Without Assurance That They Will Be Completed

The Company is typically required to expend substantial sums as progress payments during construction of a newbuilding, but the Company does not derive any revenue from the vessel until after its delivery. If the Company were unable to obtain financing required to complete payments on any of its newbuilding orders, the Company could effectively forfeit all or a portion of the progress payments previously made. As of March 1, 2003, the Company had twelve newbuildings on order with deliveries scheduled between March 2003 and October 2004. The Company may order additional newbuildings in the future.

The Loss of Any Key Customer Could Result in a Significant Loss of Revenue in a Given Period

The Company has derived, and believes that it will continue to derive, a significant portion of its voyage revenues from a limited number of customers. No customer accounted for more than 10% of the Company’s consolidated voyage revenues during the year ended December 31, 2002. One customer, an international oil company, accounted for 13% ($130.8 million) of the Company’s consolidated voyage revenues during the year ended December 31, 2001. Two customers, both international oil companies, individually accounted for 13% ($118.3 million) and 12% ($110.2 million) of the Company’s consolidated voyage revenues during the year ended December 31, 2000. No other customer accounted for more than 10% of the Company’s consolidated voyage revenues during the fiscal periods presented above. Giving effect to the Company’s pending acquisition of Navion ASA as if it had occurred on January 1, 2001, one customer would have accounted for approximately 25% ($389.4 million) and 26% ($491.0 million) of the Company’s consolidated voyage revenues during the years ended December 31, 2002 and 2001, respectively. No other customer would have accounted for more than 10% of such consolidated voyage revenues during either of such periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on the Company’s business, financial condition and results of operations.

Exposure to Currency Exchange Rate and Interest Rate Fluctuations Could Result in Fluctuations in the Company’s Net Income.

While virtually all of the Company’s revenues are earned in U.S. Dollars, a portion of the Company’s operating costs are incurred in currencies other than U.S. Dollars. This partial mismatch in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Norwegian Kroner, the Australian Dollar, the Canadian Dollar, the Singapore Dollar, the Japanese Yen, and the British Pound.

At March 1, 2003, approximately $402 million, or 38%, of the Company’s debt bore interest at floating interest rates. The Company also had a commitment of approximately $724 million for the pending acquisition of Navion ASA. This commitment bears interest at floating interest rates. Increases in interest rates would increase interest payments on this debt and commitment, and could have a material adverse effect on the Company’s business, financial condition and results of operations. To partially mitigate this interest rate exposure, as of March 1, 2003, the Company had entered into six interest rate swaps, with maturities between March 2003 and January 2006, that effectively change the Company’s interest rate exposure on $720 million of debt and this commitment from a floating LIBOR rate to an average fixed rate of 2.63%.

The Company May Not Be Exempt From United States Tax on Its United States Source Income, Which Would Reduce Its Net Income and Cash Flow by the Amount of the Applicable Tax.

If it is not exempt from tax under Section 883 of the United States Internal Revenue Code, the shipping income derived from the United States sources attributable to the Company’s subsidiaries’ transportation of cargoes to or from the United States will be subject to U.S. federal income tax. If the Company’s subsidiaries were subject to such tax, the Company’s net income and cash flow would be reduced by the amount of such tax. Currently, the Company has claimed an exemption under Section 883. Proposed regulations, if they become final as proposed, may not permit the Company to continue to claim this exemption. The Company cannot give any assurance that future changes and shifts in ownership of the Company’s stock will not preclude it from being able to satisfy the existing exemption requirements or, if the Company were to initially qualify for an exception thereunder, the proposed regulations as adopted and finalized.

In the years ended December 31, 2002 and 2001, approximately 17.9% and 18.0%, respectively, of the Company’s net voyage revenues were derived from U.S. sources attributable to the transportation of cargoes to or from the United States. The average U.S. federal income tax on such U.S. source income, in the absence of exemption under Section 883, would have been 4% thereof, or approximately $5.6 million and $7.5 million, respectively, for the years ended December 31, 2002 and 2001.

Item 4. Information on the Company

The Company

The Company is a leading provider of international crude oil and petroleum product transportation services through the world’s largest fleet of medium-size oil tankers and will have the world’s largest fleet of shuttle tankers, after the completion of the pending acquisition of Navion ASA. The Company’s fleet of tankers provides transportation services to major oil companies, oil traders and government agencies worldwide.

As of March 1, 2003, the Company’s fleet consisted of 101 vessels: 67 Aframax oil tankers (including five vessels time-chartered-in, two Aframax-size oil/bulk/ore carriers ("O/B/Os") trading exclusively as crude oil carriers, two Aframax tankers converted to floating storage and off-take vessels ("FSOs"), and seven newbuildings); 18 shuttle tankers (including two newbuildings, one vessel converted to an FSO, and three vessels owned by joint ventures); eight O/B/Os that are operated through an O/B/O pool managed by the Company; two smaller oil tankers; one Very Large Crude Carrier; two Suezmax tankers (including one vessel owned by a joint venture) and three Suezmax-size newbuildings. The Company’s vessels are of Australian, Bahamian, Canadian, Cayman Islands, Liberian, Marshall Islands, Norwegian, Norwegian International Ship ("NIS"), and Panamanian registry. The Company’s fleet has a total cargo capacity of approximately 10.4 million tonnes. The Company’s Aframax tankers represent approximately 13% of the total tonnage of the world Aframax and O/B/O fleet, and the Company’s shuttle tankers (excluding the shuttle tankers to be acquired as part of the pending acquisition of Navion) represent approximately 26% of the total tonnage of the world shuttle tanker fleet.

The Company’s Aframax tanker fleet (excluding Aframax-size shuttle tankers) has an average age of approximately 10.5 years, compared to an average age for the world oil tanker fleet, including Aframax tankers, of approximately 11.6 years and for the world Aframax tanker fleet of approximately 12.0 years.

The Company has been recognized by customers and tanker rating services for safety, quality and service. Given the increasing emphasis by customers on quality as a result of stringent environmental regulations, and heightened concerns about liability for oil pollution, the Company believes that its emphasis on quality and safety provides it with a favorable competitive profile.

The critical ship management functions of vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial management services are carried out "in-house" in the Company’s various facilities around the world. Since 1995, IUM Shipmanagement AS ("IUM"), a company in which Teekay indirectly owns a 40 percent interest through its wholly owned subsidiary UNS, has provided UNS’ ship management services, including crewing and maintenance. IUM is under contract to provide these services to UNS until December 31, 2005.

The Company has chartering staff located in Vancouver, Tokyo, London, Oslo, Houston and Singapore. Each office serves the Company’s clients headquartered in that office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. Management believes that monitoring such information is critical to making informed bids on competitive brokered business. During the year ended December 31, 2002, approximately 65% of the Company’s consolidated net voyage revenues were derived from spot voyages or time charters and contracts of affreightment priced on a spot market basis.

The Company pursues an intensively customer- and operations-oriented business strategy designed to achieve superior operating results. The Company believes that it has four key competitive strengths:

•	market concentration in the Indo-Pacific Aframax market, the Atlantic Basin Aframax market, and the shuttle tanker market, which facilitates comprehensive coverage of charterer requirements and provides a base for efficient operation and a high degree of capacity utilization,

•	full-service marine operations capabilities and experienced management in all functions critical to its operations, which affords a focused marketing effort, high quality and tight cost controls, improved capacity utilization and effective operations and safety monitoring,

•	a large, uniform-size fleet of Aframax-size (75,000 to 119,999 dwt) tankers, many of which are in sister vessel series (substantially identical vessels), which facilitates scheduling flexibility due to vessel substitution opportunities, permitting greater responsiveness to customer demands and enhanced capacity utilization, and which results in lower operating costs than those experienced by smaller operators, and

•	a strong network of customer relationships and a reputation for transportation excellence among quality-sensitive customers.

The Company's growth strategy is to leverage its existing competitive strengths to continue to expand its business. The Company anticipates that the continued upgrade and expansion of its tanker business will continue to be a key component of its strategy. In addition, the Company believes that its full-service marine operations capabilities, reputation for safety and quality and strong customer orientation provide it with the opportunity to expand its business by providing additional value-added and innovative services, in many cases to existing customers. Finally, the Company intends to identify expansion opportunities in new tanker market segments, geographic areas and services to which the Company's competitive strengths are well suited, such as the Company's entry into the shuttle tanker market through its acquisition of UNS in 2001 and its pending acquisition of Navion ASA, as described below. The Company may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions.

The Teekay organization was founded in 1973. Teekay Shipping Corporation is incorporated under the laws of the Republic of The Marshall Islands and maintains its principal executive headquarters at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, The Bahamas. Its telephone number at such address is (242) 502-8820. The Company's principal operating office is located at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2K2. Its telephone number at such address is (604) 683-3529.

Acquisition of Ugland Nordic Shipping AS

In May 2001, the Company completed its acquisition of UNS, the world's largest shuttle tanker owner. UNS' modern fleet of 20 vessels (including two newbuildings and two vessels undergoing conversion from conventional tankers to shuttle tankers) has an average age of 9.4 years (excluding the newbuildings) and operates primarily in the North Sea under long-term fixed-rate contracts. The total purchase price for the outstanding shares of UNS was approximately $223 million (including transaction expenses of approximately $7 million). The operating results of UNS have been reflected in the Company's financial statements commencing March 6, 2001, the date the Company acquired a majority interest in UNS.

UNS' large-scale and high-quality shuttle tanker operations has provided the Company a strategic opportunity to enter this attractive market as a market leader. The acquisition has also allowed the Company to expand the portfolio of value-added services it offers to its customers. The Company believes that to the extent offshore oil fields become more important to the global oil supply, the need for shuttle tanker services will increase. By combining the Company's global franchise and UNS' expertise in the shuttle tanker market, the Company believes the shuttle tanker business is an area of significant growth for Teekay. The acquisition of UNS has also provided added stability to the Company's cash flow throughout its business cycle, due to the long-term, fixed-price nature of its shuttle tanker contracts.

Pending Acquisition of Navion ASA

On December 16, 2002, the Company and Statoil ASA announced that they had entered into an agreement under which the Company will acquire Statoil's wholly-owned shipping company, Navion ASA (excluding its oil drilling ship and related operations and one floating production, storage and offload vessel), on a debt-free basis, for approximately $800 million in cash. The Company anticipates funding its acquisition of Navion by borrowing under a new credit facility, together with available cash or cash generated from operations and borrowings under other existing credit facilities. The Company has a commitment of approximately $724 million relating to the acquisition. The closing of the transaction is expected to take place in the second quarter of 2003.

Navion, based in Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of December 31, 2002 consisted of nine owned and 17 chartered-in vessels (including four vessels chartered-in from the Company's subsidiary UNS), provides logistical services to Statoil and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Navion's modern, chartered-in, conventional tanker fleet, which as of December 31, 2002 consisted of 12 crude oil tankers and nine product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two FSOs currently trading as conventional crude tankers in the Atlantic region, and one gas carrier on long-term charter to Statoil.

Through a joint venture with Statoil, Navion is responsible for meeting Statoil's transportation needs for crude oil, condensate and refined petroleum products. As part of this arrangement, Navion has a right of first refusal on Statoil's oil transportation requirements at the prevailing market rate until December 31, 2007. After the acquisition, the Company believes this arrangement may increase the utilization of its conventional fleet. The Company also believes that the acquisition of Navion will provide added stability to the Company's cash flow and earnings throughout the tanker market cycle, due to the fixed-rate, long-term nature of Navion's shuttle tanker contracts.

Competition

The Company competes primarily in the Aframax and shuttle tanker markets. In the Aframax market, international seaborne oil and other petroleum products transportation services are provided by two main types of operators: captive fleets of major oil companies (both private and state-owned) and independent ship owner fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by the Company, also operate their own vessels and transport their own oil as well as oil for third party charterers in direct competition with independent owners and operators. Competition for charters in the Aframax spot charter market is intense and is based upon price, location, the size, age, condition and acceptability of the vessel, and the reputation of the vessel's manager.

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

Other large operators of Aframax tonnage include General Maritime Corporation, with approximately 28 Aframax vessels, American Eagle Tankers Ltd. (partially owned by the Singapore government), which controls approximately 25 Aframax vessels, Tanker Pacific Management (Singapore) Pte. Ltd., which controls approximately 13 Aframax vessels, and Overseas Shipholding Group, with approximately 12 Aframax vessels.

The Company's competition in the Aframax (75,000 to 119,999 dwt) market is also affected by the availability of other size vessels that compete in the Company's markets. Suezmax (120,000 to 199,999 dwt) size vessels and Panamax (50,000 to 74,999 dwt) size vessels can compete for many of the same charters for which the Company competes. Because of their large size, Ultra Large Crude Carriers (320,000+ dwt) ("ULCCs") and Very Large Crude Carriers (200,000 to 319,999 dwt) ("VLCCs") rarely compete directly with Aframax tankers for specific charters. However, because ULCCs and VLCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

Management believes that it has significant competitive advantages in the Aframax tanker market as a result of the quality, type and dimensions of its vessels and its market share in the Indo-Pacific and Atlantic Basins. Some competitors of the Company, however, may have greater financial strength and capital resources than the Company.

There currently are 68 vessels in the world shuttle tanker fleet (including five newbuildings), the majority of which operate in the North Sea. Shuttle tankers typically operate under long-term, fixed-rate contracts for a specific offshore oil field or under contracts of affreightment for various fields. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel, and the reputation of the vessel's manager. Technical sophistication of the vessel is especially important in harsh operating environments such as the North Sea. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers could be converted into less sophisticated shuttle tankers by adding specialized equipment to meet the requirements of the oil companies. Shuttle tanker demand is also affected by the possible substitution of sub-sea pipelines that transport oil from offshore production platforms.

The Company currently owns 20 shuttle tankers, including two newbuildings and two vessels currently undergoing conversion from conventional tankers to shuttle tankers. After the Company's pending acquisition of Navion ASA, the Company will acquire an additional 8 owned shuttle tankers and control an additional 13 chartered-in shuttle tankers (excluding four vessels chartered-in from the Company's subsidiary UNS). Other shuttle tanker owners in the North Sea include Knutsen OAS Shipping AS and JJ Ugland Group, which own approximately nine and six shuttle tankers, respectively. The remaining owners in the North Sea each own three or fewer vessels.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including business acquisitions, such as the acquisitions of UNS in 2001, Bona Shipbuilding Ltd. ("Bona") in 1999, and the pending acquisition of Navion. To the extent the Company enters new geographic areas or tanker market segments, there can be no assurance that the Company will be able to compete successfully therein. New markets may involve competitive factors that differ from those of the Aframax market segment in the Indo-Pacific and Atlantic Basins and the North Sea shuttle tanker market and may include participants that have greater financial strength and capital resources than the Company.

Regulation

The business of the Company and the operation of its vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, the Company cannot predict the ultimate cost of complying with such conventions, laws and regulations or their impact on the resale price or useful life of its vessels. Additional conventions, laws and regulations may be adopted that could limit the ability of the Company to do business or increase the cost of its doing business and that may materially adversely affect the Company's operations. The Company is required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to its operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels owned by the Company will depend on a number of factors, the Company believes that it has been and will be able to continue to obtain all permits, licenses and certificates material to the conduct of its operations.

The Company believes that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the tanker market and will accelerate the scrapping of older vessels throughout the industry.

Environmental Regulation – International Maritime Organization ("IMO"). On March 6, 1992, the IMO adopted regulations that set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which went into effect on July 6, 1995 in many jurisdictions in which the Company's tanker fleet operates, provide that (i) tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces, not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull, or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (ii) tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction, and (iii) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker (i) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (ii) commences a major conversion or has its keel laid on or after January 6, 1994, or (iii) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

On April 27, 2001, the IMO revised its regulations relating to the prevention of pollution from tankers. These regulations, which took effect on September 1, 2002, generally provide that single-hull tankers must be phased out between 2003 and 2015. These regulations identify three categories of single-hull tankers, which include double-bottom and double-side tankers:

•	"Category 1 oil tanker" means any oil tanker of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which does not have segregated ballast tanks;

•	"Category 2 oil tanker" means any oil tanker of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which has segregated ballast tanks; and

•	"Category 3 oil tanker" means an oil tanker of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 oil tankers.

All of the single-hull tankers the Company operates are Category 2 oil tankers. As illustrated in the following table, the most recent IMO regulations provide for the phase-out on a rolling basis of Category 1 oil tankers by 2007 and of Category 2 oil tankers by 2015.

------------------------------------------------------------ ---------------------------------------------------------
Category of Oil Tanker                                       Year To Be Removed From Service
------------------------------------------------------------ ---------------------------------------------------------

Category 1..............................................     2003 for ships delivered in 1973 or earlier
                                                             2004 for ships delivered in 1974 and 1975
                                                             2005* for ships delivered in 1976 and 1977
                                                             2006* for ships delivered in 1978, 1979 and 1980
                                                             2007* for ships delivered in 1981 or later

------------------------------------------------------------ ---------------------------------------------------------

Category 2.............................................      2003 for ships delivered in 1973 or earlier
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
                                                             2012* for ships delivered in 1986
                                                             2013* for ships delivered in 1987
                                                             2014* for ships delivered in 1988
                                                             2015* for ships delivered in 1989 or later
------------------------------------------------------------ ---------------------------------------------------------

Category 3............................................       2003 for ships delivered in 1973 or earlier
                                                             2004 for ships delivered in 1974 and 1975
                                                             2005 for ships delivered in 1976 and 1977
                                                             2006 for ships delivered in 1978 and 1979
                                                             2007 for ships delivered in 1980 and 1981
                                                             2008 for ships delivered in 1982
                                                             2009 for ships delivered in 1983
                                                             2010 for ships delivered in 1984
                                                             2011 for ships delivered in 1985
                                                             2012 for ships delivered in 1986
                                                             2013 for ships delivered in 1987
                                                             2014 for ships delivered in 1988
                                                             2015 for ships delivered in 1989 or later
------------------------------------------------------------ ---------------------------------------------------------

* Subject to compliance with Condition Assessment Scheme Survey.

However, under certain conditions, Category 2 and Category 3 oil tankers may continue in operation beyond the date set forth in the table above. Category 2 and Category 3 oil tankers fitted with double bottoms or double sides may continue in service until 25 years after their delivery date. Category 2 or Category 3 oil tankers that are single hull may continue in service until 25 years after their delivery date or 2017, whichever is earlier, if fitted with wing tanks or double bottoms or operated with hydrostatically balanced loading. Category 1 oil tankers over 25 years old must have double bottoms or operate with hydrostatically balanced loading. However, a port state may declare that it does not accept entry of such vessels after their phase-out date. The European Union, Cyprus and Malta have already declared that they will not permit the entry of such vessels.

Vessels must pass a Condition Assessment Scheme Survey after 2005 for Category 1 oil tankers, and after 2010 for Category 2 oil tankers. The Conditional Assessment Scheme Survey includes surveys of the hull structure, including cargo tanks, pump rooms, cofferdams, pipe tunnels, void spaces within the cargo area and all ballast tanks.

Under the current IMO regulations, the Company's vessels will be able to operate for substantially all of their respective economic lives before being required to have double-hulls. Although 21 of the Company's vessels are over 15 years old (including the eight OBOs it acquired in the Bona acquisition), IMO regulations do not require any of its vessels to be phased-out until 2007. However, compliance with the regulations regarding inspections of all vessels may adversely affect the Company's operations. The Company cannot at the present time evaluate the likelihood or magnitude of any such adverse effect on its operations due to uncertainty of interpretation of the IMO regulations.

The operation of the Company's vessels is also affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject that party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Currently, each of the Company's applicable vessels is ISM Code-certified. However, there can be no assurance that such certification will be maintained in the future.

Environmental Regulations – The United States Oil Pollution Act of 1990 ("OPA 90"). OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States' territorial sea and its two hundred nautical mile exclusive economic zone.

Under OPA 90, vessel owners, operators and bareboat (or "demise") charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rents, fees and other lost revenues, (iv) lost profits or impairment of earning capacity due to property or natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations, including IMO conventions to which the U.S. is signature to, or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. The Company currently plans to continue to maintain for each of its vessels pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could have a materially adverse effect on the Company's business, financial condition and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period (1995-2015) based on size, age and hull construction. Vessels with double-sides and double-bottoms are granted an additional five years of service life before being phased out. Of the Company's vessels, 21 are over 15 years old (including the eight OBOs acquired in the Bona acquisition). Fifteen of those vessels have double-sides or double–bottoms, the oldest of which would not be phased out until 2009. Three of those vessels have double-hulls. The Company's oldest single-hull tanker is part of its shuttle tanker fleet and does not trade in the United States. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore.

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

The Coast Guard's regulations concerning certificates of financial responsibility ("COFR") provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR; and, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFR under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

The Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. The Company has complied with the Coast Guard regulations by providing a financial guaranty from a related company evidencing sufficient self-insurance for all the Company's vessels trading into the United States. If other vessels in the Company's fleet trade into the United States in the future, the Company expects to provide guaranties through self-insurance, or to obtain such guaranties from third-party insurers.

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

OPA allows U.S. State legislatures to pre-empt associated regulation if the state's regulations are equal or more stringent. Several coastal states such as California, Washington and Alaska require state specific COFR and vessel response plans.

Environmental Regulation – Other Environmental Initiatives. The European Union is considering legislation that will affect the operation of tankers and the liability of owners for oil pollution. It is impossible to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

In response to the environmental contamination caused by the sinking in November 2002 of the tanker Prestige, on March 27, 2003, the European Transport Commission approved new regulations that would, among other things, place a ban on the transportation of heavy oil grades in all single-hull tankers bound for or leaving European ports and accelerate the phase-out of single hull vessels. The European Union Parliament is scheduled to meet in July 2003, to ratify these new regulations. The Company has not determined the impact, if any, that these regulations will have on the Company's business, results of operation or financial position. Although individual European Union members are not currently required to implement these regulations, Spain has issued a Royal decree banning the transport of heavy oils on single-hull tankers, and there are indications that Portugal and Italy may unilaterally implement similar measures. Some other countries, including the United States, Japan and Australia, are also considering revisions to their existing pollution regulations applicable to tankers. The proposed regulations may be amended before they are adopted, if at all.

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $572 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $75 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. Effective November 1, 2003, such limits will be increased to approximately $5.8 million plus approximately $858 per gross registered ton above 5,000 gross tons, up to 140,000 gross tons. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency, have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water as a potential pollutant.

Shuttle Tanker Regulation

The Company’s shuttle tankers primarily operate in the North Sea. In addition to the regulations imposed by the IMO, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations in those areas. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require the Company to make further expenditures for sophisticated equipment, reporting and redundancy systems on its shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit the Company’s ability to do business or further increase the cost of doing business in the North Sea.

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

The Company carries insurance coverage to protect against most of the accident-related risks involved in the conduct of its business and it maintains environmental damage and pollution insurance coverage. The Company does not carry insurance covering the loss of revenue resulting from vessel off-hire time. The Company believes that its current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of its business and that it maintains appropriate levels of environmental damage and pollution insurance coverage. The Company also carries protection and indemnity insurance against certain liabilities that may be incurred while its vessels are operating. The Company's current insurance coverage for pollution is $1 billion per vessel per incident. There can be no assurance that all covered risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations may result in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution.

Operations Outside the United States

Because the Company's operations are primarily conducted outside of the United States, they may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where the Company is engaged in business or where its vessels are registered.

During the year ended December 31, 2002, the Company derived approximately 43% of its total net voyage revenues from its operations in the Indo-Pacific Basin. Past political conflicts in that region, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in the region have also been subject to, in limited instances, acts of piracy. In addition to tankers, oil pipelines and offshore oil fields could also be targets of terrorist attacks. Future hostilities or other political instability in this region or other regions where the Company operates could affect the Company's trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect the Company's operations and performance. For example, war between the United States and Iraq could significantly alter the supply and transportation of oil in the Indo-Pacific Basin, which would adversely affect the Company’s operations and performance. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin or elsewhere as a result of terrorist attacks or other hostilities may limit trading activities with those countries, which could also adversely affect the Company’s operations and performance.

Customers The Company has derived, and believes that it will continue to derive, a significant portion of its voyage revenues from a limited number of customers. Customers of the Company include major oil companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities dependent upon the tanker transportation trade. No customer accounted for more than 10% of the Company's consolidated voyage revenues during the year ended December 31, 2002. A single customer, an international oil company, accounted for 13% ($130.8 million) of the Company's consolidated voyage revenues during the year ended December 31, 2001. Two customers, both international oil companies, individually accounted for 13% ($118.3 million) and 12% ($110.2 million) of the Company's consolidated voyage revenues during the year ended December 31, 2000. No other customer accounted for more than 10% of the Company's consolidated voyage revenues during the fiscal periods presented above. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on the Company's business, financial condition and results of operations.

Taxation of the Company

The following discussion is a summary of the principal United States, Bahamian, Bermudian, Marshall Islands and Norwegian tax laws applicable to the Company. The following discussion of tax matters, as well as the conclusions regarding certain issues of tax law that are reflected in such discussion, are based on current law. No assurance can be given that changes in or interpretation of existing laws will not occur or will not be retroactive or that anticipated future factual matters and circumstances will in fact occur. The Company’s views have no binding effect or official status of any kind, and no assurance can be given that the conclusions discussed below would be sustained if challenged by taxing authorities.

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.

Teekay has made special U.S. tax elections in respect of each of its vessel-owning or vessel-operating subsidiaries that are potentially subject to U.S. tax as a result of deriving income attributable to the transportation of cargoes to or from the United States. No such U.S. tax elections have been made by Teekay in respect of (a) its vessel-owning or vessel-operating subsidiaries that operate exclusively outside the United States because these subsidiaries are not subject to U.S. tax and (b) a Norwegian subsidiary that rarely transports cargoes to or from the United States but when it does is eligible to claim exemption from United States tax under the United States-Norway Income Tax Treaty.

The effect of the special U.S. tax elections is to ignore or disregard the subsidiaries, for which elections have been made, as separate taxable entities from that of their parent, Teekay. Therefore, for purposes of the ensuing U.S. tax discussion, Teekay, and not the subsidiaries subject to this election, will be treated as the owner or operator of the vessels.

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as “shipping income.”

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. Teekay does not engage in transportation that gives rise to 100% U.S. source income.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping Income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon Teekay’s anticipated shipping operations, Teekay’s vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, Teekay will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

In the years ended December 31, 2002 and 2001, approximately 35.8% and 36.0%, respectively, of Teekay’s shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 17.9% and 18.0%, respectively, of Teekay’s shipping income would be treated as derived from U.S. sources for the years ended December 31, 2002 and 2001, respectively. In the absence of exemption from tax under Section 883, Teekay would have been subject to a 4% tax on its gross U.S. source shipping income equal to approximately $5.6 million for the year ended December 31, 2002 and $7.5 million for the year ended December 31, 2001.

Application of Code Section 883

Under Section 883 of the Code, Teekay will be exempt from U.S. taxation on its U.S. source shipping income if:

(i)	Teekay is organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883 and which the Company refers to as the “country of organization requirement”; and

(ii)	Teekay can satisfy any one of the following three (3) stock ownership requirements:
•	more than 50% of Teekay’s stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country, which the Company refers to as the “beneficial ownership requirement”;

•	Teekay is a “controlled foreign corporation” within the meaning of Section 957 of the Code and more than 50% of the Company’s shipping income is includible in the gross income of U.S. persons that own 10% or more of the Company’s stock, which the Company refers to as the “CFC requirement„; or

•	Teekay’s stock is “primarily and regularly” traded on an established securities market located in the United States, which the Company refers to as the “publicly-traded requirement”;

The U.S. Treasury Department has recognized the Marshall Islands, Teekay’s country of incorporation, as a qualified foreign country. Accordingly, the Company satisfies the country of organization requirement.

Therefore, Teekay’s eligibility to qualify for exemption under Section 883 is wholly dependent upon Teekay being able to satisfy one of the three (3) stock ownership requirements.

Proposed regulations interpreting Section 883 were promulgated by the U.S. Treasury Department in August 2002, which the Company refers to as the “proposed regulations.” These regulations superseded and replaced in their entirety the regulations initially proposed interpreting Section 883 promulgated by the U.S. Treasury Department in February 2000.

The proposed regulations will apply to taxable years beginning thirty days or more after the date the regulations are published as final regulations in the Federal Register. As a result, such regulations will not be effective for calendar year taxpayers like us until the calendar year 2004 at the earliest. At this time, it is unclear when the proposed regulations will be finalized and whether they will be finalized in their present form. For purposes of the ensuing discussion, however, the Company has assumed that the proposed regulations will be finalized in their current form without change.

Based on the current ownership of Teekay’s stock, the Company believes its ability to satisfy the beneficial ownership requirement will prove to be problematic since the Company does not believe that it can document, as required by the proposed regulations, more than 50% of its stock is owned by individuals who are residents of qualified foreign countries, who the Company refers to as “qualified shareholders.” Furthermore, Teekay is unable to satisfy the CFC requirement since it is currently not a controlled foreign corporation, which the Company refers to as “CFC,” within the meaning of Section 957 of the Code, and the Company does not anticipate that Teekay will become a CFC based on the current ownership of its stock by U.S. persons. A CFC is a foreign corporation more than 50% of the stock of which, by vote or by value, is actually or constructively owned by one or more U.S. persons, each of whom owns 10% or more of the total voting power of such stock.

In respect of the publicly-traded requirement, the proposed regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market. At present, the sole class of stock of Teekay that is issued and outstanding is its common stock, and its common shares are listed only on The New York Stock Exchange, or NYSE. Since the NYSE is an established securities market in the United States, Teekay is able to satisfy the “primarily traded” requirement.

The proposed regulations further provide that stock will generally be considered to be “regularly traded” on an established securities market if:

(i)	stock representing more than 50% of the issuer’s outstanding classes of stock, by voting power and value, is listed on such market, which the Company refers to as the “50% listing threshold”; and
(ii)	with respect to the class of stock relied on to satisfy the 50% listing threshold:
•	such class of stock is traded on such market, other than in de minimis quantities, on at least 60 days during the taxable year, or 1/6 of the days in a short taxable year, which the Company refers to as the “trading frequency threshold”; and

•	the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year, which the Company refers to as the “trading volume threshold.”

Teekay currently satisfies the 50% listing threshold since all its common stock is listed on the NYSE. Furthermore, Teekay’s common stock is currently traded on the NYSE at a level sufficient to satisfy the trading frequency and trading volume thresholds. Even if this were not the case, the proposed regulations provide that the trading frequency threshold and the trading volume threshold will be deemed satisfied if stock is traded on an established securities market in the United States and the stock is regularly quoted by dealers making a market in the stock, which the Company refers to as the “U.S. securities market exception.” Teekay’s common stock is currently regularly quoted on the NYSE by one or more dealers that make a market in its common stock and the Company anticipates that this will continue to be the case. Therefore, Teekay’s common stock would also be considered to be “regularly traded” based on the U.S. securities market exception.

Notwithstanding the foregoing, the proposed regulations provide, in pertinent part, that Teekay’s stock will not be considered to be regularly traded on an established securities market for any taxable year in which 50% or more of its stock is actually or constructively owned within the meaning of the proposed regulations, at any time during the year, by persons who each own 5% or more of its stock, which the Company refers to as the “5% override rule.”

For purposes of being able to determine the persons who own 5% or more of Teekay’s stock, which the Company refer to as “5% shareholders,” the proposed regulations permit Teekay to rely on those persons which are identified on Form 13G filings with the United States Securities and Exchange Commission, or the “SEC,” as having a 5% or more beneficial interest in Teekay’s common stock. The proposed regulations further provide that an investment company identified on a SEC Form 13G filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder if no person actually or constructively owns 5% or more of the outstanding interests of the investment company and 5% or more of the value of Teekay’s common stock, which the Company refers to as the “investment company exception.”

In the event the 5% override rule is triggered based on its “at any time during the year” standard, the proposed regulations provide that the 5% override rule will not apply for such year if Teekay can establish that among the closely-held group of 5% shareholders, there are sufficient 5% shareholders that are considered to be qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders in the closely-held group from owning 50% or more of Teekay’s stock for more than half the number of days during such year, which the Company refers to as the “5% override rule exemption.”

Based on the 5% shareholders currently identified on SEC Form 13G filings or otherwise known to it, Teekay would presently be subject to the 5% override rule unless one 5% shareholder is able to qualify for the investment company exception. To date, Teekay has been unable to obtain the necessary information to determine whether or not such 5% shareholder qualifies for this exception. Furthermore, if Teekay were subject to the 5% override rule, it is not clear that Teekay would be able to qualify for the 5% override rule exemption based on the proposed regulations as currently drafted.

In response to an invitation for public comment on the proposed regulations from the U.S. Treasury Department, the Company submitted written comments requesting certain modifications be made to the 5% override rule, the 5% override rule exemption which, if accepted and reflected in the final regulations, would render Teekay not subject to the 5% override rule based on its existing shareholdings. However, no assurance can be given that the Company’s proposed modifications will ultimately be accepted and reflected in the final regulations or that, even if the modifications are accepted, future changes or shifts in the ownership of Teekay’s stock would not subject it to the 5% override rule and thereby preclude Teekay from qualifying for exemption under Section 883.

Until the proposed regulations are promulgated in final form and come into force, however, Teekay intends to take the position on its U.S. tax return filings that it satisfies the publicly-traded requirement and thereby qualifies for exemption from tax under Section 883 in respect of its U.S. source shipping income. To the extent Teekay is unable to qualify for exemption from tax under Section 883, Teekay’s U.S. source shipping income will become subject to the 4% gross basis tax regime or, alternatively, to the net basis and branch tax regime described below.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

4% Gross Basis Tax Regime. To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, Teekay’s U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of Teekay’s shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on Teekay’s shipping income would never exceed 2% under the 4% gross basis tax regime.

Based on its U.S. source Shipping Income for 2002, Teekay would be subject to U.S. federal income tax of approximately $5.6 million under Section 887 in the absence of an exemption under Section 883.

Net Basis and Branch Profits Tax Regime. To the extent the benefits of the Section 883 exemption are unavailable and Teekay’s U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, Teekay may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Teekay’s U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

•	Teekay has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•	substantially all of Teekay’s U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

The Company does not intend to have, or permit circumstances that would result in having any Teekay vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of Teekay’s shipping operations and other activities as described in this Annual Report, the Company believes that none of Teekay’s U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

Gain on Sale of Vessels. To the extent any of Teekay’s vessel makes more than an occasional voyage to U.S. ports, Teekay may be considered to be engaged in the conduct of a U.S. trade or business. As a result, except to the extent the gain on the sale of a vessel may be partly or wholly subject to U.S. federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the net basis and branch tax regime described above. To the extent circumstances permit, the Company intends to structure sales of Teekay’s vessels in such a manner, including effecting the sale and delivery of vessels outside the United States, as to not give rise to U.S. source gain.

Marshall Islands, Bahamian and Bermudian Taxation

Teekay believes that neither it nor its subsidiaries will be subject to taxation under the laws of the Marshall Islands, the Bahamas or Bermuda, and distributions by its subsidiaries to the Company also will not be subject to any taxes under the laws of such countries.

Norwegian Taxation

In December 1996, Norway introduced a new regime for the taxation of the shipping industry. If a company meets certain requirements, it may choose to be taxed according to this regime, which results in deferral of taxation for income related to shipping activities until the accumulated untaxed profits are distributed to shareholders outside the regime or upon the company’s exit from the regime. A company within the regime will, however, be liable to pay without the benefit of deferral a 28% tax on investment income and a tonnage tax based on the registered tonnage of its fleet. The rates for tonnage tax are set annually by the Norwegian parliament. To the extent the debt in average during an income year is below 50% of the assets, a deemed interest factor will be added to the company’s taxable income.

To qualify for the shipping taxation regime, the shipping activities of UNS have been separated from other activities, such as management functions. While UNS as the parent company does not qualify under the shipping tax regime, Ugland Nordic Investment AS, a wholly owned subsidiary of UNS, owns the assets and companies engaged in shipping activities (the "Qualifying Company"). These companies engaged in shipping activities constitute "shipping companies" under the tax regime and has been assessed as such in recent years including 2001 by the revenue authorities. Under the regime, the shipping companies may not have employees; consequently, all service and management functions must be obtained from a related or unrelated entity that is separate from the shipping companies. Intra-group services are required to be priced in accordance with market terms and UNS is subject to a 28% non-deferred tax with respect to the net income of any management services it provides.

If the Qualifying Company were to cease to qualify for the shipping company tax regime, it would be taxed on its accumulated untaxed profits and gains, taking into account both value appreciations and retained earnings during the period it was under the regime and any deferred tax positions that may have been transferred to the Qualifying Company upon entry into the regime. The Qualifying Company would cease to qualify under the regime if any of the shipping companies disposed of all of its vessels and/or ownership interests in other shipowning companies qualifying under the tax regime and the proceeds from such sale were not reinvested in a shipowning company qualifying under the tax regime or a replacement vessel, or an agreement to build a replacement vessel were not entered into within a year from the sale.

To the extent untaxed profits are distributed from the Qualifying Company to shareholders outside the regime, which would include dividends or other distributions paid by the Qualifying Company to UNS, the Qualifying Company will be taxed at a rate of 28% of the distributed amount as grossed-up for such taxes. Further, dividends paid from UNS to a non-Norwegian shareholder will be subject to a Norwegian withholding tax of 25%, unless a lower tax has been agreed upon in an applicable tax treaty.

The Company records deferred taxes under the Norwegian shipping tax regime on the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States. See Note 1 to the Company’s December 31, 2002 audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

The Company's Fleet

The following list provides additional information with respect to the Company's vessels as at March 1, 2003.

                                                    Hull     Percent                       Year

                                   Series/Yard      Type    Ownership        Dwt-MT    Built      Flag
Aframax Tankers (60)
HAMANE SPIRIT.................       Onomichi          DH       100%         105,200        1997  Bahamian
POUL SPIRIT...................       Onomichi          DH       100%          98,600        1995  Bahamian
TORBEN SPIRIT.................       Onomichi          DH       100%          98,600        1994  Bahamian
LEYTE SPIRIT..................       Onomichi          DH       100%          98,700        1992  Bahamian
LUZON SPIRIT..................       Onomichi          DH       100%          98,600        1992  Bahamian
MAYON SPIRIT..................       Onomichi          DH       100%          98,500        1992  Bahamian
SAMAR SPIRIT..................       Onomichi          DH       100%          98,600        1992  Bahamian
PALMSTAR LOTUS................       Onomichi          SH       100%         100,300        1991  Bahamian
PALMSTAR THISTLE..............       Onomichi          SH       100%         100,300        1991  Bahamian
TEEKAY SPIRIT.................       Onomichi          SH       100%         100,300        1991  Bahamian
ONOZO SPIRIT..................       Onomichi          SH       100%         100,000        1990  Bahamian
PALMSTAR CHERRY...............       Onomichi          SH       100%         100,000        1990  Bahamian
PALMSTAR POPPY................       Onomichi          SH       100%         100,000        1990  Bahamian
PALMSTAR ROSE.................       Onomichi          SH       100%         100,200        1990  Bahamian
PALMSTAR ORCHID...............       Onomichi          SH       100%         100,000        1989  Bahamian
FALSTER SPIRIT................       Hyundai           DH       100%          95,400        1995  Bahamian
GOTLAND SPIRIT................       Hyundai           DH       100%          95,400        1995  Bahamian
SOTRA SPIRIT..................       Hyundai           DH       100%          95,400        1995  Bahamian
VICTORIA SPIRIT (1)...........       Hyundai           DH       100%         103,200        1993  Bahamian
VANCOUVER SPIRIT (1) .........       Hyundai           DH       100%         103,200        1992  Bahamian
SHILLA SPIRIT.................       Hyundai           SH       100%         106,700        1990  Bahamian
ULSAN SPIRIT..................       Hyundai           SH       100%         106,700        1990  Bahamian
DAMPIER SPIRIT (2)............       Hyundai           SH       100%         106,700        1988  Bahamian
KARRATHA SPIRIT (2)...........       Hyundai           SH       100%         106,700        1988  Australian
NAMSAN SPIRIT.................       Hyundai           SH       100%         106,700        1988  Bahamian
PACIFIC SPIRIT................       Hyundai           SH       100%         106,700        1988  Bahamian
MERSEY SPIRIT.................       Hyundai           DS       100%          94,800        1986  Bahamian
CLYDE SPIRIT..................       Hyundai           DS       100%          94,700        1985  Bahamian
OPAL QUEEN (3)................       Imabari           DH         0%         107,200        2001  Panamanian
BAHAMAS SPIRIT................       Imabari           DH       100%         107,300        1998  Bahamian
AVALON SPIRIT.................       Imabari           DH       100%         107,200        1998  Canadian
SENANG SPIRIT.................       Imabari           DH       100%          95,700        1994  Bahamian
SEBAROK SPIRIT................       Imabari           DH       100%          95,700        1993  Bahamian
SERAYA SPIRIT.................       Imabari           DS       100%          97,100        1992  Bahamian
SEAFALCON (3).................       Imabari           DS         0%          97,100        1991  Marshall Islands
SENTOSA SPIRIT................       Imabari           DS       100%          97,200        1989  Bahamian
SELETAR SPIRIT................       Imabari           DS       100%          95,000        1988  Bahamian
SEMAKAU SPIRIT................       Imabari           DS       100%          97,200        1988  Bahamian
SINGAPORE SPIRIT..............       Imabari           DS       100%          97,000        1987  Bahamian
SUDONG SPIRIT.................       Imabari           DS       100%          98,200        1987  Bahamian
KANATA SPIRIT.................       Samsung           DH       100%         113,000        1999  Bahamian
KAREELA SPIRIT................       Samsung           DH       100%         113,100        1999  Bahamian
KIOWA SPIRIT..................       Samsung           DH       100%         113,300        1999  Bahamian
KOA SPIRIT....................       Samsung           DH       100%         113,300        1999  Bahamian
KYEEMA SPIRIT.................       Samsung           DH       100%         113,400        1999  Bahamian
SILVER PARADISE (3)...........       Samsung           DH         0%         105,200        1998  Panamanian
KYUSHU SPIRIT.................       Mitsubishi        DS       100%          95,600        1991  Bahamian
SABINE SPIRIT.................       Mitsubishi        DS       100%          84,800        1989  Bahamian
KOYAGI SPIRIT.................       Mitsubishi        SH       100%          96,000        1989  Bahamian
COLUMBIA SPIRIT...............       Mitsubishi        DS       100%          84,800        1988  Bahamian
HUDSON SPIRIT.................       Mitsubishi        DS       100%          84,800        1988  Bahamian
SEABRIDGE (3).................       Namura            DH         0%         105,200        1996  Liberian
TORRES SPIRIT.................       Namura            SH       100%          96,100        1990  Bahamian
SEAMASTER (3).................       Namura            SH         0%         101,100        1990  Liberian
SHETLAND SPIRIT...............       Mitsui            DH       100%         106,200        1994  Bahamian
ORKNEY SPIRIT.................       Mitsui            DH       100%         106,300        1993  Bahamian
SHANNON SPIRIT................       Gdynia            SH       100%          99,300        1987  Bahamian
CLARE SPIRIT..................       Gdynia            SH       100%          99,300        1986  Bahamian
MAGELLAN SPIRIT...............       Hitachi           DS       100%          95,000        1985  Bahamian
COOK SPIRIT...................       Hashima           DS       100%          91,500        1987  Bahamian
         Subtotal Aframax Tankers   .................................      6,029,400

Shuttle Tankers (18)
STENA NATALITA................       Tsuneishi         DH         50%        108,100        2001  Cayman Islands
STENA SIRITA..................       Tsuneishi         DH         50%        127,500        1999  Norwegian
STENA ALEXITA.................       Tsuneishi         DH         50%        127,500        1998  Norwegian
NORDIC SAVONITA...............       Tsuneishi         DH       100%         108,200        1992  NIS
NORDIC TORINITA...............       Tsuneishi         DH       100%         106,900        1992  Cayman Islands
STENA AKARITA.................       Tsuneishi         DH       65.5%        107,200        1991  Liberian
PETROTROLL....................       Tsuneishi         DS       100%          67,400        1981  NIS
NORDIC LAURITA................       Tsuneishi         SH       50.5%         68,100        1981  NIS
PETRONORDIC...................       Samsung           DH       100%          92,000        2002  NIS
NORDIC SPIRIT (4).............       Samsung           DH       100%         151,000        2001  Bahamian
STENA SPIRIT (4)..............       Samsung           DH        50%         151,000        2001  Bahamian
NORDIC MARITA.................       Samsung           DH       100%         103,900        1999  Cayman Islands
NORDIC YUKON..................       Dalian            DH       100%          97,100        1992  NIS
PETROTRYM.....................       Dalian            DH       100%          80,700        1987  NIS
NORDIC SVENITA................       Imabari           DH       100%         106,500        1997  Liberian
NORDIC SARITA.................       Daewoo            DH       100%         124,500        1986  Norwegian
PETROSKALD....................       Uddevalla         DB       100%          34,800        1982  Liberian
NORDIC APOLLO (2) ............       Avondale          DH        89%         127,000        1992  Liberian
         Subtotal Shuttle Tankers   .................................      1,889,400

Oil/Bulk/Ore Carriers (8)
TEEKAY FORUM .................       Hyundai           DB       100%          78,500        1983  Bahamian
TEEKAY FULMAR.................       Hyundai           DB       100%          78,500        1983  Bahamian
TEEKAY FOUNTAIN...............       Hyundai           DB       100%          78,500        1982  NIS
TEEKAY FORTUNA................       Hyundai           DB        67%          78,500        1982  NIS
TEEKAY FREIGHTER..............       Bremer            DB        52%          75,400        1982  NIS
TEEKAY FOAM...................       Hyundai           DB       100%          78,500        1981  Bahamian
TEEKAY FAVOUR.................       Howaldtswerke     DB       100%          82,500        1981  Bahamian
TEEKAY FAIR...................       Bremer            DH       100%          75,500        1981  NIS
         Subtotal Oil/Bulk/Ore Carriers   ...........................        625,900

Other Tankers (3)
MUSASHI SPIRIT (VLCC).........       Sasebo            SH       100%         280,700        1993  Bahamian
BARRINGTON....................       Samsung           DH       100%          33,200        1989  Australian
PALMERSTON....................       Halla             DB       100%          36,700        1990  Australian
         Subtotal Other Tankers   ..................................         350,600
         Subtotal DWT – Vessels Delivered   ........................       8,895,300

Newbuildings (12)
SHUTTLE TANKER (HULL 1377)....       Samsung           DH       100%          92,000        2003  N/A
SHUTTLE TANKER (HULL 1408)....       Samsung           DH       100%         147,500        2003  N/A
SUEZMAX TANKER (HULL 1431)....       Hyundai           DH       100%         152,000        2003  N/A
SUEZMAX TANKER (HULL 1432)....       Hyundai           DH       100%         152,000        2003  N/A
AFRAMAX TANKER (HULL 1433)....       Hyundai           DH       100%         112,000        2003  N/A
AFRAMAX TANKER (HULL 1434)....       Hyundai           DH       100%         112,000        2003  N/A
SUEZMAX TANKER (HULL 1435)....       Hyundai           DH       100%         152,000        2003  N/A
AFRAMAX TANKER (HULL 1253) (5).      Tsuneishi         DH        0%          105,000        2003  N/A
AFRAMAX TANKER (HULL 5248)....       Daewoo            DH       100%         115,000        2004  N/A
AFRAMAX TANKER (HULL 5249)....       Daewoo            DH       100%         115,000        2004  N/A
AFRAMAX TANKER (HULL 1465)....       Samsung           DH       100%         115,000        2004  N/A
AFRAMAX TANKER (HULL 1466)....       Samsung           DH       100%         115,000        2004  N/A

         Subtotal Newbuildings       ..............................        1,484,500
         Total DWT – All Tankers     ..............................       10,379,800
DH   Double-hull tanker             DB   Double-bottom tanker
DS   Double-sided tanker          SH   Single-hull tanker

(1)   Oil/bulk/ore carrier trading exclusively as a crude oil tanker.
(2)   Floating storage and off-take vessel.
(3)   Time chartered-in vessel
(4)   Vessel undergoing conversion to a shuttle tanker
(5)   Bareboated-in vessel

Many of the Company's vessels have been designed and constructed as substantially identical sister ships. These vessels can, in many situations, be interchanged, providing scheduling flexibility and greater capacity utilization. In addition, spare parts and technical knowledge can be applied to all the vessels in the particular series, thereby generating operating efficiencies.

Prior to 1985, the Company chartered-in most of the tonnage it subsequently provided to its customers. As the availability of acceptable chartered-in tonnage declined, the Company began an expansion of its owned fleet. Since 1985, the Company has significantly expanded its owned fleet by taking delivery of 43 new vessels and acquiring 35 vessels in the second-hand market, as well as disposing of 30 older tankers over the past ten years. In addition, the Company acquired control of an additional 26 vessels through its acquisition of Bona in 1999, an additional 18 vessels through its acquisition of UNS in 2001, and will acquire an additional 11 vessels from its pending acquisition of Navion.

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

In addition to the classification inspections, many of the Company's customers, including major oil companies, regularly inspect the Company's vessels as a precondition to chartering voyages on such vessels. The Company's vessels are also subject to inspections by the world's leading port state control authorities such as the U.S. Coast Guard and the Australian Maritime Safety Authority. The Company believes that its well-maintained, high-quality tonnage should provide it with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Company employees perform much of the necessary routine maintenance and regularly inspect all of the Company's vessels, both at sea and while the vessels are in port. The Company inspects its vessels at least two times per year using predetermined and rigorous criteria. Each vessel is examined and specific notations are made, and recommendations are given for improvements to the overall condition of the vessel and its maintenance, safety, and crew welfare.

The Company has obtained through Det Norske Veritas (DNV), the Norwegian classification society, approval of the Company's safety management system as in compliance with International Safety Management (ISM) Code. To have the Company's safety management system certified as in compliance, the system is audited annually by DNV. In November 2000, the Company's Document of Compliance (DOC) was certified through November 2004. As part of the Company's ISM Code compliance, all vessels' safety management certificates (SMC) are being maintained through ongoing internal audits performed by the Company and intermediate audits performed by DNV. DNV has also certified the UNS shuttle tankers as ISM Code compliant. In accordance with Australian regulations, classifications societies are not recognized to perform ISM Code audits for the Company's Australian-flagged vessels. Thus, the Australian Maritime Safety Authority approves the Company's safety management system by auditing the Company's Australian-flagged vessels and the Company's Australian operations.

Organizational Structure

The following is a list of the Company's significant subsidiaries as at March 1, 2003.

                                                                                  State or         Proportion of
                                                                              Jurisdiction of        Ownership
Name of Significant Subsidiary                                                 Incorporation          Interest

BONA SHIPHOLDING LTD. ................................................       BERMUDA                    100%
NORSK TEEKAY AS.......................................................       NORWAY                     100%
NORSK TEEKAY HOLDINGS LTD. ...........................................       MARSHALL ISLANDS           100%
SINGLE SHIP COMPANIES(3)..............................................       AUSTRALIA                  100%
SINGLE SHIP LIMITED LIABILITY COMPANIES(46)...........................       MARSHALL ISLANDS           100%
TEEKAY CHARTERING LIMITED.............................................       MARSHALL ISLANDS           100%
TEEKAY NORDIC HOLDINGS INC. ..........................................       MARSHALL ISLANDS           100%
TEEKAY NORGE LIMITED..................................................       LIBERIAN                   100%
TEEKAY SHIPPING LIMITED...............................................       BAHAMAS                    100%
UGLAND NORDIC SHIPPING AS.............................................       NORWAY                     100%

Item 5.   Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Teekay is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies worldwide. At March 1, 2003, the Company’s fleet consisted of 101 vessels (including twelve newbuildings on order, five vessels time-chartered-in and four vessels owned by joint ventures), for a total cargo-carrying capacity of approximately 10.4 million tonnes.

During the year ended December 31, 2002, approximately 45% (2001 – 57%; 2000 – 68%) of the Company’s net voyage revenues was derived from spot voyages. The balance of the Company’s revenue is generated by two other modes of employment: time-charters, whereby vessels are chartered to customers for a fixed period, and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time. In the year ended December 31, 2002, approximately 20% (2001 – 21%; 2000 – 14%) of net voyage revenues was generated by time-charters and COAs priced on a spot market basis. In the aggregate, approximately 65% (2001 – 78%; 2000 – 82%) of the Company’s net voyage revenues during the year ended December 31, 2002 was derived from spot voyages or time-charters and COAs priced on a spot market basis, with the remaining 35% (2001 – 22%; 2000 – 18%) being derived from fixed-rate time-charters and COAs. The change in the Company’s composition of net voyage revenues reflects the acquisition of Ugland Nordic Shipping AS ("UNS") in 2001 and the change in spot tanker rates over this period. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company’s revenues, cash flow from operations, and net income.

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

Acquisition of Ugland Nordic Shipping AS

As of May 28, 2001, the Company had purchased 100% of the issued and outstanding shares of UNS (9% of which was purchased in fiscal 2000 and the remaining 91% of which was purchased in fiscal 2001), for $222.8 million in cash.

UNS is the world’s largest owner of shuttle tankers, controlling a modern fleet of 20 vessels (including two newbuildings) (the "UNS Fleet") that engages in the transportation of oil from offshore production platforms to onshore storage and refinery facilities. The UNS Fleet has an average age of approximately 9.4 years (excluding the two newbuildings), and operates primarily in the North Sea under fixed-rate long-term contracts. In addition, as of December 31, 2002, UNS owned approximately 10.3% of Nordic American Tankers Shipping Ltd. (AMEX: NAT) ("NAT"), the owner of three Suezmax tankers on a long-term contract to BP Shipping.

For the year ended December 31, 2000, UNS earned net voyage revenues of $69.1 million, resulting in income from vessel operations of $23.8 million and net income of $15.4 million, applying accounting principles generally accepted in the United States. The operating results of UNS have been consolidated in the Company’s financial statements commencing March 6, 2001, the date that the Company acquired a majority interest in UNS. Minority interest expense, which is included in other income (loss), has been recorded to reflect the minority shareholders’ share of UNS’ net income for the period from March 6, 2001 to May 28, 2001, when the Company acquired the remaining shares in UNS.

Pending Acquisition of Navion ASA

On December 16, 2002, Teekay and Statoil ASA announced that they had entered into an agreement under which the Company will acquire Statoil’s wholly-owned shipping company, Navion ASA (excluding its oil drilling ship and related operations and one floating production, storage and offload vessel), on a debt-free basis, for approximately $800 million in cash. The Company anticipates funding its acquisition of Navion by borrowing under a new credit facility, together with available cash or cash generated from operations and borrowings under other existing credit facilities. The Company has a commitment of approximately $724 million relating to the acquisition. The closing of the transaction is expected to take place in the second quarter of 2003.

Navion, based in Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of December 31, 2002 consisted of nine owned and 17 chartered-in vessels (including four vessels chartered-in from the Company’s subsidiary UNS), provides logistical services to Statoil and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Navion’s modern, chartered-in, conventional tanker fleet, which as of December 31, 2002 consisted of 12 crude oil tankers and nine product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and off-take vessels currently trading as conventional crude tankers in the Atlantic region, and one gas carrier on long-term charter to Statoil.

Through a joint venture with Statoil, Navion is responsible for meeting Statoil’s transportation needs for crude oil, condensate and refined petroleum products. As part of this arrangement, Navion has a right of first refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. After the acquisition, the Company believes this arrangement may increase the utilization of its conventional fleet. The Company also believes that the acquisition of Navion will provide added stability to the Company’s cash flow and earnings throughout the tanker market cycle, due to the fixed-rate, long-term nature of Navion’s shuttle tanker contracts.

Critical Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates in the application of its accounting policies based on the best assumptions, judgments, and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a description of additional material accounting policies of the Company, see Note 1 to the Company’s consolidated financial statements.

Revenue Recognition

The Company generates a majority of its revenues from voyage charters. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. Most shipping companies, including the Company, use the percentage of completion method.

In applying the percentage of completion method, management believes that the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, the Company generally has information about the next load port and expected discharge port, whereas at the time of loading the Company normally is less certain what the next load port will be.

Vessel Lives and Impairment

The carrying value of each of the Company’s vessels represents its original cost at the time of delivery or purchase less depreciation calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. In the shipping industry, use of a 25-year life has become the prevailing standard. However, the actual life of a vessel may be different from the 25-year life, with a shorter life potentially resulting in an impairment loss. Regulations of the International Maritime Organization that became effective in April 2001 require the accelerated phase-out of single hull vessels.

In response to the sinking of the tanker Prestige, on March 27, 2003, the European Transport Commission approved new regulations that would, among other things, place a ban on the transportation of heavy oil grades in all single-hull tankers bound for or leaving European ports and accelerate the phase-out of single-hull tankers. The European Union Parliament is scheduled to meet in July 2003, to ratify these new regulations. Although individual European Union members are currently not required to implement these regulations, several countries, including some outside the European Union, are considering revisions to their existing pollution regulations applicable to tankers.

If these regulations are adopted in their current form, they could result in higher depreciation expense related to a reduction of the estimated useful life of single-hull vessels for accounting purposes. However, the Company believes that these regulations could also result in a tightening in the world tanker supply and a reallocation of affected tonnage. This could result in firm tanker market conditions and increased tanker freight rates for modern vessels. The Company has not determined the impact, if any, that the adoption of these regulations will have on the Company’s results of operation or financial position.

The carrying values of the Company’s vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. The Company reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate. If vessels and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair market value.

Goodwill

The Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets" and as a result has discontinued amortization of goodwill since January 1, 2002. Pursuant to SFAS 142, goodwill and indefinite lived intangible assets are tested for impairment annually or whenever an impairment indicator arises. An impairment test requires the Company to make estimates of future cash flows. If events or circumstances change, including reductions in anticipated cash flows generated by operations, goodwill could become impaired and require a charge to earnings. Based on the Company’s goodwill balance at December 31, 2001, the Company estimates that application of SFAS 142 will result in an annual increase in net income of approximately $4.5 million, by no longer amortizing goodwill.

Results of Operations

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time-charter equivalent" ("TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by voyage ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time-charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenues and TCE rates.

TCE rates are primarily dependent on oil production and consumption levels, the number of vessels scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of the Company’s dependence on the tanker spot market, any fluctuations in Aframax TCE rates will impact the Company’s revenues and earnings.

Year Ended December 31, 2002 versus Year Ended December 31, 2001

In response to a slowing global economy, OPEC made a series of oil production cuts during 2001. These cuts resulted in reduced tanker demand, contributing to a significant decline in average TCE rates during the last three quarters of 2001. Average TCE rates continued to decline in the first nine months of 2002. Primarily due to increased global oil demand and oil production in the fourth quarter of 2002, the general strike in Venezuela, and the sinking of the tanker Prestige, TCE rates increased in the fourth quarter of 2002, and have remained strong into the first two months of 2003. Overall, the Company’s average TCE rate (excluding the Company’s vessels on bareboat charter) decreased 34.0% to $18,995 for the year ended December 31, 2002, from $28,768 for the year ended December 31, 2001.

The Company’s average fleet size increased 3.1% in the year ended December 31, 2002, compared to the year ended December 31, 2001, primarily due to the acquisition of UNS, whose operating results were consolidated into the Company’s financial statements beginning March 6, 2001.

Net voyage revenues decreased 31.1% to $543.9 million for the year ended December 31, 2002, from $789.5 million for the prior year. The decrease was primarily due to a decline in the Company’s average TCE rate, partially offset by the increase in the Company’s average fleet size.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lubes, and communication expenses, increased 8.5% to $168.0 million for the year ended December 31, 2002, from $154.8 million for the year ended December 31, 2001, primarily as a result of the acquisition of UNS, higher repair and maintenance costs, and the effect on Norwegian Kroner denominated expenses from the appreciation of the Norwegian Kroner against the US dollar.

Time charter hire expense decreased 24.3% to $49.9 million for the year ended December 31, 2002, from $66.0 million for the prior year, due primarily to a decrease in the average TCE rates earned in the O/B/O pool managed by the Company, the lower number of vessels owned by minority participants in the O/B/O pool, and a decrease in the average number of vessels time-chartered-in by the Company. The minority participants’ share of the O/B/O pool’s net voyage revenues, which is reflected as a time-charter hire expense, was $18.3 million for the year ended December 31, 2002, compared to $27.6 million for the year ended December 31, 2001. The average number of vessels time-chartered-in by the Company, excluding the O/B/O vessels, was five in the year ended December 31, 2002, compared to six in the prior year.

Depreciation and amortization expense increased 9.5% to $149.3 million for the year ended December 31, 2002, from $136.3 million for the prior year, mainly due to the acquisition of UNS, which resulted in an increase in the average size and average cost base of the Company’s owned fleet, the purchase of a 2001-built Suezmax tanker in June 2002, and increased drydock amortization expense. This was partially offset by the elimination of goodwill amortization. Depreciation and amortization expense included amortization of drydocking costs of $21.8 million for the year ended December 31, 2002, compared to $14.2 million for the prior year. The increase in drydock amortization is primarily related to the Company’s acceleration of drydock maintenance on certain vessels during 2002 and the increase in frequency of required drydockings for vessels older than 15 years of age.

General and administrative expenses increased 17.1% to $57.2 million for the year ended December 31, 2002, from $48.9 million for the prior year, primarily as a result of the acquisition of UNS and an increase in the number of shore staff.

Interest expense decreased 12.5% to $58.0 million for the year ended December 31, 2002, from $66.2 million for the prior year. This decrease reflects lower interest rates, partially offset by the additional debt assumed as part of the UNS acquisition.

Interest income decreased 62.0% to $3.5 million for the year ended December 31, 2002, compared to $9.2 million for the prior year, mainly as a result of lower interest rates.

Other loss of $11.5 million for the year ended December 31, 2002 was primarily comprised of income taxes, the settlement of a contingent payment, relating to the Company’s purchase in 1993 of all the issued and outstanding shares of Palm Shipping Inc. (now Teekay Chartering Limited), loss on sale of available-for-sale securities, and minority interest expense, partially offset by equity income from 50%-owned joint ventures, dividend income from NAT, and foreign exchange gains. Other income of $10.1 million for the year ended December 31, 2001 was primarily comprised of equity income from 50%-owned joint ventures, dividend income from NAT, gain on the disposition of available-for-sale securities, and foreign exchange gains, partially offset by income tax expense and minority interest expense. Equity income from 50%-owned joint ventures for the year ended December 31, 2001 included a $10.2 million gain on the sale of three 50%-owned vessels.

As a result of the foregoing factors, net income declined to $53.4 million for the year ended December 31, 2002, from $336.5 million for the prior year.

Year Ended December 31, 2001 versus Year Ended December 31, 2000

The Company’s average fleet size increased 15.3% for the year ended December 31, 2001 compared to the year ended December 31, 2000, primarily due to the acquisition of UNS in March 2001.

Average TCE rates were higher in 2001, compared to 2000, due to increased demand for tankers, primarily arising from increased oil production in the first half of 2001. The Company’s average TCE rate increased 12.1% to $28,768 for the year ended December 31, 2001 (excluding the Company’s vessels on bareboat charter), from $25,661 for the year ended December 31, 2000.

Net voyage revenues increased 22.5% to $789.5 million for the year ended December 31, 2001, from $644.3 million for the year ended December 31, 2000. This was the result of the increase in fleet size and an increase in the Company’s average TCE rate.

Vessel operating expenses increased 23.5% to $154.8 million for the year ended December 31, 2001, from $125.4 million for the year ended December 31, 2000, primarily as a result of the increase in fleet size, and higher repairs and maintenance costs.

Time charter hire expense increased 23.3% to $66.0 million for the year ended December 31, 2001, from $53.5 million for the prior year, due primarily to an increase in the average number of vessels time-chartered-in by the Company and an increase in the average TCE rates earned in the O/B/O pool managed by the Company. The minority participants’ share of the O/B/O pool’s net voyage revenues, which is reflected as a time-charter expense, was $27.6 million for the year ended December 31, 2001, compared to $26.3 million for the year ended December 31, 2000. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was six in the year ended December 31, 2001, compared to five in the prior year.

Depreciation and amortization expense increased 36.1% to $136.3 million for the year ended December 31, 2001, from $100.2 million for the prior year, mainly due to the acquisition of UNS, which resulted in an increase in the average size and average cost base of the Company’s owned fleet, and an increase in drydock amortization expense. Depreciation and amortization expense included amortization of drydocking costs of $14.2 million for the year ended December 31, 2001, compared to $9.2 million for the prior year.

General and administrative expenses increased 30.5% to $48.9 million for the year ended December 31, 2001, from $37.5 million for the prior year, primarily as a result of the acquisition of UNS and higher senior management bonuses, which are driven largely by the Company’s financial performance.

Interest expense decreased 11.1% to $66.2 million for the year ended December 31, 2001, from $74.5 million for the prior year. This decrease reflects lower interest rates, partially offset by the additional debt assumed as part of the UNS acquisition.

Interest income decreased 29.4% to $9.2 million for the year ended December 31, 2001, compared to $13.0 million for the prior year, mainly as a result of lower interest rates.

Other income of $10.1 million for the year ended December 31, 2001 consisted primarily of equity income from 50%-owned joint ventures, dividend income from NAT, gain on the disposition of available-for-sale securities, and foreign exchange gains, partially offset by income tax expense and minority interest expense. Equity income from joint ventures included a $10.2 million gain on the sale of three 50%-owned vessels. Other income for the year ended December 31, 2000 was $3.9 million, which was comprised mainly of equity income from a 50%-owned joint venture, partially offset by a loss on the disposition of two vessels and income tax expense.

As a result of the foregoing factors, net income rose to $336.5 million for the year ended December 31, 2001, from $270.0 million for the prior year.

Liquidity and Capital Resources

As at December 31, 2002, the Company had total cash and cash equivalents of $284.6 million, compared to $174.9 million as at December 31, 2001, and $181.3 million as at December 31, 2000. The Company’s total liquidity, including cash, short-term marketable securities and undrawn long-term borrowings, was $525.3 million as at December 31, 2002, down from $688.2 million as at December 31, 2001, and up from $373.1 million as at December 31, 2000. The decrease in total liquidity during the year ended December 31, 2002 was mainly the result of cash used for capital expenditures, a deposit for the purchase of Navion ASA, debt repayments and prepayments, payment of dividends, investment in a joint venture, and a $57.6 million scheduled reduction in the available borrowing limit under the Company’s two long-term revolving credit facilities (the "Revolvers"). This decrease was partially offset by net cash flow from operating activities during the year ended December 31, 2002. In the Company’s opinion, working capital is sufficient for the Company’s present requirements.

Net cash flow from operating activities decreased to $214.4 million in the year ended December 31, 2002, compared to $520.2 million in the year ended December 31, 2001, and $333.3 million in the year ended December 31, 2000. This primarily reflects the significant decrease in the Company’s average TCE rate for 2002, partially offset by the increase in the Company’s fleet size as a result of the UNS acquisition.

Scheduled debt repayments were $51.8 million during the year ended December 31, 2002, compared to $72.0 million during the year ended December 31, 2001, and $63.8 million during the year ended December 31, 2000. Debt prepayments were $8.0 million during the year ended December 31, 2002, compared to $751.7 million during the year ended December 31, 2001, and $429.9 million during the year ended December 31, 2000.

As at December 31, 2002, the Company’s total debt was $1,130.8 million, up from $935.7 million as at December 31, 2001. The Company’s Revolvers provided for borrowings of up to $450.7 million, of which $240.7 million was undrawn at December 31, 2002. The amount available under the Revolvers reduces semi-annually, with final balloon reductions in 2006 and 2008. The Company’s 8.32% First Preferred Ship Mortgage Notes are due February 1, 2008 and are subject to a sinking fund which will retire $45.0 million of the principal amount of the 8.32% Notes on February 1 of each year, commencing 2004. The Company’s unsecured 8.875% Senior Notes are due July 15, 2011. The Company’s outstanding term loans reduce in quarterly or semi-annual payments with varying maturities through 2009.

Among other matters, the long-term debt agreements generally provide for such items as maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited to $440.6 million as of December 31, 2002. Certain of the loan agreements require that a minimum level of free cash be maintained. As at December 31, 2002, this amount was $84.8 million.

The Company manages the impact of interest rate changes on earnings and cash flows through its interest rate structure. For the Revolvers, the interest rate structure is based on LIBOR plus a margin depending on the financial leverage of the Company. Interest payments on the term loans are also based on LIBOR plus a margin. As at December 31, 2002, the interest rate swap agreements effectively change the Company’s interest rate exposure on $20.0 million of debt from a floating LIBOR rate to an average fixed rate of 5.75%. The interest rate swap agreements expire between March 2003 and May 2004.

Funding and treasury activities are conducted within corporate policies to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for Company purposes. Cash and cash equivalents are held primarily in U.S. dollars, with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds and Norwegian Kroner.

The Company is exposed to market risk from foreign currency fluctuations and changes in interest rates and bunker fuel prices. The Company uses forward foreign currency contracts, interest rate swaps, and bunker fuel swap contracts to manage currency, interest rate, and bunker fuel price risks, but does not use these financial instruments for trading or speculative purposes. As at December 31, 2002, the Company had $65.8 million in forward foreign currency contracts, which expire between January 2003 and December 2004. The Company is also committed to bunker fuel swap contracts totaling 20,400 metric tonnes with a weighted-average price of $116.00 per tonne, which expire between January 2003 and May 2004.

Dividends declared during the year ended December 31, 2002 were $34.1 million, or $0.86 per share.

On September 19, 2001, Teekay announced that its Board of Directors had authorized the repurchase of up to 2,000,000 shares of its Common Stock in the open market. As at December 31, 2002, Teekay had repurchased 561,700 shares of Common Stock at an average price of $27.97 per share.

During the year ended December 31, 2002, the Company incurred capital expenditures for vessels and equipment of $135.7 million, compared to $185.0 million in the year ended December 31, 2001, and $43.5 million in the year ended December 31, 2000. These capital expenditures for 2002 were primarily for the purchase of a 2001-built Suezmax tanker in June 2002 and for newbuilding installment payments. During September 2002, the Company, through a 50%-owned joint venture, purchased another 2001-built Suezmax tanker for $26.0 million. Cash expenditures for drydocking were $34.9 million in the year ended December 31, 2002, compared to $20.1 million in the year ended December 31, 2001, and $11.9 million in the year ended December 31, 2000. This increase was primarily due to the Company’s decision to accelerate drydock maintenance on certain vessels during 2002 and the increase in the Company’s fleet size as a result of the UNS acquisition.

As at December 31, 2002, the Company was committed to the construction of two shuttle, three Suezmax and six Aframax tankers scheduled for delivery between March 2003 and October 2004, at a total cost of approximately $496.6 million, excluding capitalized interest. As of December 31, 2002, there have been payments made towards these commitments of $127.3 million and long-term financing arrangements existed for $16.3 million of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $353.0 million through incremental debt or the utilization of surplus cash balances, or a combination of the two. As of December 31, 2002, the remaining payments required to be made under these newbuilding contracts were $245.9 million in 2003 and $123.4 million in 2004. With the exception of four Aframax tankers scheduled for delivery in 2004, all of the vessels upon delivery will be subject to long-term charter contracts, which expire between 2009 and 2015.

The Company is also committed to a capital lease on an Aframax tanker that is currently under construction and is expected to deliver in the fourth quarter of 2003. The lease will require minimum payments of $66.9 million (including a purchase obligation payment) over the 15-year term of the lease.

The following table summarizes the Company’s long-term contractual obligations (excluding commitments of Navion ASA) as at December 31, 2002 (in millions of U.S. dollars).

--------------------------------------------------- -------- ------- -------- -------- -------- --------- ----------
                                                       2003    2004     2005     2006     2007  There-after   Total
--------------------------------------------------- -------- ------- -------- -------- -------- --------- ----------
Long-term debt                                         83.6   104.9    131.1    180.8     84.8     545.6    1,130.8
Chartered-in vessels (operating lease)                 25.7    10.8      2.0                                   38.5
Commitment   for   future    chartered-in   vessel
  (capital lease)                                       1.3     4.1      4.1      4.1      4.1      49.2       66.9
Newbuilding installments                              245.9   123.4                                           369.3
  Total                                               356.5   243.2    137.2    184.9     88.9     594.8    1,605.5
--------------------------------------------------- -------- ------- -------- -------- -------- --------- ----------

The Company and certain subsidiaries of the Company have guaranteed their share of the outstanding mortgage debt in three 50%-owned joint venture companies. As of December 31, 2002, the Company and these subsidiaries had guaranteed $82.7 million of such debt, or 50% of the total $165.3 million in outstanding mortgage debt of the joint venture companies. The outstanding mortgage debt has maturity dates ranging from May 2008 to August 2009. These joint venture companies own three shuttle tankers.

In February 2003, the Company completed an offering for gross proceeds of $143.75 million in mandatory convertible equity units pursuant to its currently effective universal shelf registration statement filed with the SEC. Each equity unit includes (a) a forward contract that requires the holder to purchase for $25 a specified fraction of a share of the Company’s Common Stock on February 16, 2006, and a (b) $25 principal amount, subordinated note due May 18, 2006. The forward contracts provide for contract adjustment payments of 1.25% annually and the notes bear interest at 6.0% annually. Upon settlement on February 16, 2006 of the 5.75 million forward contracts included in the equity units, the Company will issue between 3,267,150 and 3,991,075 shares of its Common Stock (depending on the average closing price of the Common Stock for the 20-trading day period ending on the third trading day prior to February 16, 2006). Proceeds from the offering may be used to finance potential acquisitions and for general corporate purposes, including capital expenditures, working capital, and the repayment of debt.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock or other equity securities.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The directors and executive officers of the Company are listed below:

Name                                               Age    Position

C. Sean Day                                         53    Director and Chairman of the Board
Bjorn Moller                                        45    Director, President and Chief Executive Officer
Axel Karlshoej                                      62    Director and Chairman Emeritus
Bruce C. Bell                                       55    Director and Corporate Secretary
Dr. Ian D. Blackburne                               57    Director
Morris L. Feder                                     86    Director
Thomas Kuo-Yuen Hsu                                 56    Director
Leif O. Höegh                                       39    Director
Eileen A. Mercier                                   55    Director
Peter Antturi                                       44    SVP, Treasurer and Chief Financial Officer
Arthur Bensler                                      45    VP and General Counsel
David Glendinning                                   49    SVP, Customer Relations & Marine Project Development
Vincent Lok                                         35    VP, Finance
Mads Meldgaard                                      38    VP, Chartering
Graham Westgarth                                    48    SVP, Marine Operations
Paul Wogan                                          40    VP, Business Development

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has been a Director of the Company since September 1998, and has served as the Company's Chairman of the Board since September 1999. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Genesee & Wyoming Inc., Kirby Corporation, CBS Personnel and California Pellett Mills. Mr. Day is a director of the Company that constitutes the largest shareholder of the Company. See Item 7 – Related Party Transactions.

Bjorn Moller became a Director and the President and Chief Executive Officer of the Company in April 1998. Mr. Moller has over 20 years' experience in shipping and has served in senior management positions with the Company for more than 15 years. He has headed the Company's overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed the Company's global chartering operations and business development activities.

Axel Karlshoej has served as a Director of the Company since 1989, was Chairman of the Board from June 1994 to September 1999, and has been Chairman Emeritus since stepping down as Chairman. Mr. Karlshoej is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of the late J. Torben Karlshoej, the founder of the Company.

Bruce C. Bell has served as a Director and as the Corporate Secretary of the Company since May 2000. He is the Managing Director of Oceanic Bank and Trust Limited, a Bahamian bank and trust company, a position he has held since March 1994. Prior to joining Oceanic Bank and Trust, Mr. Bell was engaged in the private practice of law in Canada, specializing in corporate/commercial, banking and international business transactions. Mr. Bell is a director of the company that constitutes the largest shareholder of Teekay. See Item 7 – Related Party Transactions.

Dr. Ian D. Blackburne was appointed as a Director of the Company in September 2000. Dr. Blackburne has over 25 years' experience in petroleum refining and marketing, and in March 2000 he retired as Managing Director and CEO of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as a Director of CSR Limited and Suncorp-Metway Ltd., Australian public companies in the diversified industrial and financial sectors. Dr. Blackburne is also the Chairman of the Australian Nuclear Science and Technology Organization.

Morris L. Feder has served as a Director of the Company since June 1993. He is President of Worldwide Cargo Inc., a New York-based ship chartering firm. Mr. Feder has been engaged in the shipping industry for over 50 years, of which 43 were spent with Maritime Overseas Corporation, from which he retired as Executive Vice President and a Director in December 1991. He has also served as Senior Vice President and a Director of Overseas Shipholding Group Inc. Mr. Feder is a member of the American Bureau of Shipping, the Connecticut Maritime Association, and the Association of Shipbrokers and Agents USA Inc. Mr. Feder has indicated that he intends to retire from the Company's Board at the end of this year.

Thomas Kuo-Yuen Hsu has served as a Director of the Company since June 1993. He has served 29 years with, and is presently Executive Director of, Expedo & Company (London) Ltd., which is part of the Expedo Group of Companies that manages a fleet of eight vessels ranging in size from 20,000 dwt to 280,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988.

Leif O. Höegh was appointed as a Director in June 1999 in connection with the Company's acquisition of Bona Shipholding Ltd. He served as a Director of Bona from November 1993 to June 1999 and as its Chairman from June 1998 to June 1999. Mr. Höegh is the joint controlling shareholder and Vice-Chairman of Leif Höegh and Co. ASA, a shipping company. He also serves as a Director of NeoMed Management Ltd. and as the Chairman of Höegh Capital Partners, Inc.

Eileen A. Mercier has served as a Director of the Company since December 2000. Ms. Mercier has over 30 years' experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. She also currently serves as a Director for CGI Group Inc., Quebecor World Inc., Winpak Ltd., Hydro One Inc., ING Bank of Canada, The Workplace Safety and Insurance Board of Ontario, York University, and the University Health Network.

Peter Antturi joined the Company in September 1991 as Manager, Accounting and was promoted to the position of Controller in March 1992, and then to Senior Vice President, Treasurer and Chief Financial Officer in October 1997. Prior to joining the Company, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985. Mr. Antturi will become President of Navion ASA, a shipping company, upon the closing of the Company's acquisition of Navion, which is expected to occur in the second quarter of 2003. Mr. Antturi will continue as the Company's Chief Financial Officer until the Company appoints his successor.

Arthur Bensler joined the Company in September 1998 as General Counsel, and was promoted to Vice President in 2002. Before joining the Company, Mr. Bensler was a partner in a large Vancouver law firm, where he practiced corporate, commercial and maritime law from 1986 until joining the Company. Mr. Bensler is also the Assistant Corporate Secretary of the Company.

Captain David Glendinning joined the Company in January 1987. Since then, he has worked in a number of senior positions within the organization, including service as Vice President, Marine and Commercial Operations from January 1995 to January 1999. Since February 1999 he has served as Senior Vice President, Customer Relations and Marine Project Development. Captain Glendinning has 18 years' sea service on oil tankers of various types and sizes and is a Master Mariner.

Vincent Lok joined the Company in 1993. Since that time, he has held a number of finance and accounting positions in the Company, including Controller from 1997 until his appointment to Vice President, Finance in March 2002. Prior to joining the Company, Mr. Lok worked in the Vancouver audit practice of Deloitte & Touche.

Mads Meldgaard joined the Company in January 1986 and served in the European and Singapore offices until December 1991, when he was appointed Chartering Manager in the Vancouver office. In January 1994, he was promoted to the position of General Manager, Chartering, and then to Managing Director (Singapore) in September 1995. In July 1998, Mr. Meldgaard was promoted to Vice President, Chartering based in Vancouver.

Captain Graham Westgarth joined the Company in February 1999 as Vice President, Marine Operations and was promoted to the position of Senior Vice President, Marine Operations in December 1999. Captain Westgarth has 29 years' shipping industry experience. Eighteen of those years were spent at sea, including five years in a command position. He joined the Company from Maersk Company (UK), where he joined as Master in 1987 before being promoted to General Manager in 1994.

Paul Wogan joined the Company in November 2000 as the Managing Director of the London office. In 2002 he was promoted to the position of Vice President, Business Development and relocated to Vancouver. Prior to joining the Company, Mr. Wogan spent 10 years with Seachem Tankers Ltd., a chemical tanker company, serving as Vice President of Marketing before becoming CEO in 1997. Prior to joining Seachem, he was involved in chartering for a major crude oil and product carrier fleet controlled by the Ceres Hellenic Group (Livanos), the company that subsequently founded Seachem. Mr. Wogan holds an MBA from the Cranfield School of Management.

Compensation of Directors and Senior Management

The aggregate compensation paid to the Company's eight executive officers listed above (the “Executive Officers”) was $3,056,557 for the year ended December 31, 2002, a portion of which was attributable to payments made pursuant to bonus plans of the Company, which consider both Company and individual performance for a given period. For the year ended December 31, 2002, the Company also contributed an aggregate of $242,228 to provide pension and similar benefits for the Executive Officers. During the year ended December 31, 2002, the Company granted stock options to purchase an aggregate of 111,600 shares of the Company's common stock at an exercise price of $39.12 per share, to the Executive Officers under the Company's 1995 Stock Option Plan. These options expire March 11, 2012, ten years after the date of the grant.

During the year ended December 31, 2002, the eight non-employee Directors of the Company received, in the aggregate, approximately $180,000 for their services as Directors plus reimbursement of their out-of-pocket expenses. During that same period, the Company granted stock options to purchase an aggregate of 80,000 shares of the Company's common stock at an exercise price of $39.12 per share, to the non-employee Directors under the Company's 1995 Stock Option Plan. These options expire March 11, 2012, ten years after the date of the grant.

Options to Purchase Securities From Registrant or Subsidiaries

Teekay's 1995 Stock Option Plan (the "Plan") entitles certain eligible officers, employees (including senior sea staff) and directors of the Company to receive options to acquire Common Stock of Teekay. As of March 15, 2003, a total of 5,740,450 shares of Common Stock are reserved for issuance under the Plan. As of such date, options to purchase a total of 4,495,999 shares of Common Stock were outstanding, with options to purchase a total of 2,493,444 shares then exercisable, including options to purchase a total of 1,188,300 shares held by Directors and the Executive Officers, of which 867,279 were exercisable. The outstanding options under the Plan are exercisable at prices ranging from $16.875 to $41.19 per share, with a weighted average exercise price of $28.49 per share, and expire between July 19, 2005 and March 10, 2013, ten years after the date of each grant.

Board Practices

The Board of Directors consists of nine members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualifies. Directors Bruce C. Bell, C. Sean Day, and Dr. Ian D. Blackburne have terms expiring in 2003 and have been nominated by the Board of Directors for re-election at the 2003 Annual Meeting of Shareholders. Directors Morris L. Feder, Leif O. Höegh, and Eileen A. Mercier have terms expiring in 2004. Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej, and Bjorn Moller have terms expiring in 2005.

Other than an employment agreement between the Company and Mr. Moller, which provides that Mr. Moller shall be paid cash severance upon termination of his employment, there are no service contracts between the Company and any of its Directors providing for benefits upon termination of their employment or service.

The Board of Directors has standing Audit, Nominating and Governance, and Compensation Committees. The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities to monitor the integrity of the financial statements of the Company; the compliance by the Company with legal and regulatory requirements; the independence and performance of the Company's internal and external auditors; and the systems of internal controls that management and the Board have established. Additionally, the Audit Committee reviews procedures to identify the principal risks facing the Company and reports to the Board on the systems in place to monitor these risks. The Audit Committee consists of Eileen A. Mercier, Morris L. Feder, and Leif O. Höegh. The Nominating and Governance Committee is appointed by the Board of Directors and is responsible for making recommendations to the Board on Director nominations; reporting annually to the Board an assessment of the Board's performance and making recommendations to the Board regarding the status of the compensation of Directors in relation to other companies of comparable size; and advising the Board on corporate governance matters. The Nominating and Governance Committee consists of Bruce C. Bell, C. Sean Day, and Eileen A. Mercier. The Compensation Committee is appointed by the Board of Directors to establish the Company's executive compensation programs, review the compensation of the Company’s Executive Officers and make recommendations to the Board of Directors regarding compensation. The Compensation Committee consists of Axel Karlshoej, Thomas Kuo-Yuen Hsu, and Dr. Ian D. Blackburne.

Crewing and Staff

As at December 31, 2002 and 2001, the Company employed approximately 3,650 seagoing and 450 shore-based personnel. This is an increase from approximately 2,650 seagoing and 350 shore-based personnel as at December 31, 2000.

The Company regards attracting and retaining, motivated seagoing personnel as a top priority. Through its global manning organization comprising of offices in Glasgow, Latvia, Manila, Melbourne, Mumbai, Oslo, and Sydney, the Company offers seafarers highly competitive employment packages and comprehensive benefits. The Company also provides excellent opportunities for personal and career development, which relate to the Company's philosophy of promoting internally.

During fiscal 1996, the Company entered into a Collective Bargaining Agreement with the Philippine Seafarers' Union (PSU), an affiliate of the International Transport Workers' Federation (ITF), and a Special Agreement with ITF London that covers substantially all of the Company's junior officers and seamen. The Company is also party to Enterprise Bargaining Agreements with various Australian maritime unions that covers officers and seamen employed through the Australian operations.

The Company sees its commitment to training as fundamental to the development of the highest caliber seafarers for its marine operations. The Company's cadet training program is designed to balance academic learning with hands-on training at sea. The Company has relationships with training institutions in Canada, Croatia, India, Latvia, Norway, Philippines, Turkey, and the United Kingdom. After receiving formal instruction at one of these institutions, the cadet's training continues on board a Teekay vessel. The Company also has a career development plan that is devised to ensure a continuous flow of qualified officers who are trained on the Company vessels and are familiar with the Company's operational standards, systems and policies. The Company believes that high-quality manning and training policies will play an increasingly important role in distinguishing larger independent tanker companies that have in-house (or affiliate) capabilities from smaller companies that must rely on outside ship managers and crewing agents.

Share Ownership The following table sets forth certain information regarding ownership, as of March 15, 2003, of Teekay's common stock, par value of $0.001 per share (the "Common Stock") by the Directors and Executive Officers as a group. Information for certain holders is based on information delivered to the Company.

Identity of Person or Group                                                        Shares Owned    Percent of Class
All Directors and Executive Officers (16 persons) (1) (2)..................           887,429             2.23%
___________________________

     (1) Includes 867,279 shares of Common Stock subject to stock options exercisable within 60 days after March 15, 2003. Excludes (a) 321,021 shares of Common Stock subject to stock options first exercisable more than 60 days after March 15, 2003 and (b) shares owned by Resolute Investments, Inc. See Item 7 – Major Shareholders and Related Party Transactions.
     (2) Each of the Directors and Executive Officers beneficially owns less than one percent of the outstanding shares of Common Stock.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     (a) The following table sets forth information regarding beneficial ownership, as of March 15, 2003, of Teekay's Common Stock by each person known by the Company to beneficially own more than 5% of the Common Stock. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to the Company.

Identity of Person or Group                                                        Shares Owned    Percent of Class
Resolute Investments, Inc. (1).............................................         16,515,690          41.54%
Fidelity Management and Research...........................................          5,577,535          14.03%
___________________________

     (1) Two of the Company's directors are officers and directors of Resolute Investments, Inc. Two additional directors of the Company are directors of the entity that ultimately controls Resolute Investments, Inc. See "--Related Party Transactions."

The Company's major shareholders have the same voting rights as other shareholders of the Company. No corporation or foreign government owns more than 50% of the Company's outstanding Common Stock. The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

As at December 31, 2002, Resolute Investments, Inc. (“Resolute”) owned 41.54% of the Company's outstanding Common Stock. Two of the Company's Directors, C. Sean Day and Bruce Bell, are Directors and the Chairman and Vice President, respectively, of Resolute. Two additional Directors of the Company, Thomas Kuo-Yuen Hsu and Axel Karlshoej, are Managing Directors of The Kattegat Trust Company Limited ("Kattegat"), which is the trustee of the trust that owns all of Resolute's outstanding equity.

Payments made by the Company to Kattegat, Oceanic Bank and Trust, and Transmarine Navigation Company, which are affiliates of Resolute, in respect of port agent services, legal and administration fees, shared office costs, and consulting fees for the years ended December 31, 2002, 2001 and 2000 totalled $0.9 million, $1.5 million, and $1.6 million, respectively. Those payments included reimbursement to Kattegat or affiliates thereof of $200,000 for each such year for payments they made to C. Sean Day for consulting services performed for the Company. Bruce Bell is the Managing Director of Oceanic Bank and Trust. Mr. Day is a director of Transmarine Navigation Company.

In 1993 the Company purchased all of the issued and outstanding shares of Palm Shipping Inc. (now Teekay Chartering Limited) from an affiliate of Resolute. During the year ended December 31, 2002, the Company accrued $6.0 million as a settlement of a contingent payment that was required under the terms of the Palm Shipping acquisition agreement.

Item 8. Financial Information

Consolidated Financial Statements and Notes

See Item 18 below.

Legal Proceedings

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition or results of operations.

Dividend Policy

Commencing with the fiscal quarter ended September 30, 1995, the Company has declared and paid quarterly cash dividends in the amount of $0.215 per share on its Common Stock. Subject to financial results and declaration by the Board of Directors, the Company currently intends to continue to declare and pay a regular quarterly dividend in such amount per share on its Common Stock. Pursuant to the Company's dividend reinvestment program, holders of Common Stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of Common Stock at then prevailing market prices, but without brokerage commissions or service charges.

The timing and amount of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by the Company's Board of Directors. Because the Company is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends on the Common Stock is dependent on the earnings and cash flow of its subsidiaries. The indentures relating to the Company's 8.32% First Preferred Ship Mortgage Notes due 2008 (the "Mortgage Note Indenture") and certain of the credit agreements governing the Company's (and its subsidiaries) credit facilities provide that the Company's ability to pay dividends is subject to limitations based upon the Company's cumulative net income plus certain additional amounts, including the proceeds received by the Company from any issuance of its capital stock. The Company does not believe that the restrictions contained in the Mortgage Note Indenture or in other financing agreements to which the Company and its subsidiaries are party to will restrict payment of cash dividends on the Common Stock for the foreseeable future.

Significant Changes

On February 1, 2003, one of the Company's vessels, the Alliance Spirit, was empty of cargo and waiting off Skikda, Algeria to load crude oil when a severe storm arose and pushed the vessel aground. Subsequent to the grounding, the vessel has been classified as a constructive total loss and insurance proceeds have been received for the vessel's full value. As of March 27, 2003, the vessel had been cut in two and its fore part had been removed in preparation for sale to a third party for scrapping. The aft part of the vessel remains aground. Although all bunker fuel, diesel fuel, lube oils, paints and chemicals on board have been successfully removed from the vessel, an estimated 15 metric tonnes of residual oil cargo remain in the cargo tanks. The Company maintains insurance coverage on the vessel for environmental damage or pollution liability in an amount of $1 billion. The Company believes any liability resulting from the escape of any oil into the environment would be substantially below this amount. Under the applicable global convention, any liability above $1 billion for any oil spill in this region relating to this incident would be limited to approximately $32 million.

As of February 18, 2003, the Company completed an offering for gross proceeds of $143.75 million in mandatory convertible equity units ("PEPS Units") pursuant to its currently effective universal shelf registration statement filed with the U.S. Securities and Exchange Commission. Each equity unit includes (a) a forward contract that requires the holder to purchase for $25 a specified fraction of a share of the Company's Common Stock on February 16, 2006 and (b) a $25 principal amount, subordinated note due May 18, 2006. The forward contracts provide for contract adjustment payments of 1.25% annually and the notes bear interest at 6.0% annually. Upon settlement on February 16, 2006 of the 5.75 million forward contracts included in the equity units, the Company will issue between 3,267,150 and 3,991,075 shares of its Common Stock (depending on the average closing price of the Common Stock for the 20-trading day period ending on the third trading day prior to February 16, 2006). Proceeds from the offering may be used to finance potential acquisitions and for general corporate purposes, including capital expenditures, working capital, and the repayment of debt.

Item 9. The Offer and Listing

The Company’s Common Stock is traded on The New York Stock Exchange under the symbol "TK". The following table sets forth the high and low closing sales prices for the Common Stock on The New York Stock Exchange for each of the periods indicated.

                                                                                 High             Low
          Years Ended:
            March 31, 1999...............................................      $30.8750        $14.2500
            Nine months ended December 31, 1999..........................       18.9375         13.7500
            December 31, 2000............................................       50.8750         15.3125
            December 31, 2001............................................       52.6100         25.4900
            December 31, 2002............................................       41.7000         26.3500

          Quarters Ended:                                                        High             Low
            March 31, 2001...............................................      $45.6000        $33.2500
            June 30, 2001................................................       52.6100         38.6200
            September 30, 2001...........................................       41.0000         29.1600
            December 31, 2001............................................       35.0100         25.4900
            March 31, 2002...............................................       39.1200         32.0500
            June 30, 2002................................................       40.5800         35.0500
            September 30, 2002...........................................       36.5000         27.9000
            December 31, 2002............................................       41.7000         26.3500

          Months Ended:                                                          High             Low
            September 2002...............................................      $31.9400        $27.9000
            October 2002.................................................       32.7800         26.3500
            November 2002................................................       38.7100         32.8000
            December 2002................................................       41.7000         36.7000
            January 2003.................................................       43.1600         38.9800
            February 2003................................................       40.5000         35.7100

Teekay’s 8.32% Notes and the 7.25% PEPS Units are listed for trading on The New York Stock Exchange. The 8.32% Notes were first offered on the market January 19, 1996, and the 7.25% PEPS Units were first offered on the market February 11, 2003. As no active trading market exists for these Notes or PEPS Units, no historical pricing information is included here.

Item 10. Additional Information

Memorandum and Articles of Association

The Company's Articles of Incorporation and Bylaws have previously been filed as exhibits 2.1, 2.2, and 2.3 to the Company's Annual Report on Form 20-F (File No. 1-12874), filed with the Securities and Exchange Commission on March 30, 2000, and are hereby incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to each class of the Company's capital stock are described in the section entitled "Description of Capital Stock" of the Company's Rule 424(b) prospectus (File No. 1-12874), filed with the Securities and Exchange Commission on June 10, 1998, and hereby incorporated by reference into this Annual Report, provided that since the date of such prospectus (1) the par value of the Company's capital stock has been changed to $0.001 per share, (2) the authorized capital stock of the Company has been increased to 725,000,000 shares of Common Stock and 25,000,000 shares of Preferred Stock, (3) the Company has been domesticated in the Republic of the Marshall Islands and (4) the Company has adopted a staggered Board of Directors, with directors serving three-year terms.

The necessary actions required to change the rights of holders of the stock and the conditions governing the manner in which annual general meetings and special meetings of shareholders are convoked are described in the Company's Bylaws filed as exhibit 2.3 to the Company's Annual Report on Form 20-F (File No. 1-12874), filed with the Securities and Exchange Commission on March 30, 2000, and hereby incorporated by reference into this Annual Report.

The Company has in place a rights agreement that would have the effect of delaying, deferring or preventing a change in control of the Company. The rights agreement has been filed as part of the Company's Form 8-A (File No. 1-12874), filed with the Securities and Exchange Commission on September 11, 2000, and hereby incorporated by reference into this Annual Report.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the Republic of the Marshall Islands or by the Company's articles of incorporation or bylaws.

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

     (h) Amendment and Restatement Agreement, dated June 11, 1999, relating to a US $500,000,000 Revolving Loan Agreement made available to Bona Shipholding Ltd. by Chase Manhattan plc, Citibank International plc and various other banks.

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

     (n) Share Sale and Purchase Agreement by and among Statoil ASA and Statpet AS and Norsk Teekay AS dated December 15, 2002.

     (o) Supplemental Indenture No. 1 between Teekay Shipping Corporation and The Bank of New York, as trustee dated as of February 18, 2003.

     (p) Purchase Contract Agreement between Teekay Shipping Corporation and The Bank of New York, as purchase contract agent dated as of February 18, 2003.

     (q) Pledge Agreement between Teekay Shipping Corporation and The Bank of New York, as collateral agent dated as of February 18, 2003.

     (r) Remarketing Agreement between Teekay Shipping Corporation and Morgan Stanley & Co. Incorporated dated as of February 18, 2003.

     (s) Underwriting Agreement between Teekay Shipping Corporation, Morgan Stanley & Co. Incorporated and Salmon Smith Barney dated as of February 11, 2003.

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

The Company is not aware of any limitations on the right of non-resident or foreign owners to hold or vote securities of the Company imposed by the laws of the Republic of the Marshall Islands or the Company's articles of incorporation and bylaws.

Taxation

Teekay Shipping Corporation was incorporated in the Republic of Liberia on February 9, 1979 and was domesticated in the Republic of The Marshall Islands on December 20, 1999.

Marshall Islands Tax Consequences. Because Teekay and its subsidiaries do not, and do not expect that they will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to the public offering of Teekay's common stock was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of The Marshall Islands on distributions made to holders of shares of the Company's common stock, so long as such persons do not reside in, maintain offices in, nor engage in business in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of shares of our common stock.

Bahamian Tax Consequences. Under current Bahamian law, no taxes or withholdings will be imposed by the Commonwealth of the Bahamas on distributions made in respect of the shares of our common stock, and no stamp, capital gains or other taxes will be imposed by the Commonwealth of the Bahamas on the ownership or disposition of the shares of the Company's common stock, as there are no personal income or corporation taxes, capital gains taxes or death duties in the Commonwealth of the Bahamas.

Documents on Display Documents concerning the Company that are referred to herein may be inspected at its principal executive headquarters at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, The Bahamas. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system may also be obtained from the Securities and Exchange Commission's (SE) website at www.sec.gov or from the SEC public reference room at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Copies of documents can be requested from the SEC public reference rooms for a copying fee.

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

Foreign Exchange Rate Risk

The international tanker industry’s functional currency is the U.S. dollar. Virtually all of the Company’s revenues and most of its operating costs are in U.S. dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which are Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds and Norwegian Kroner. During the year ended December 31, 2002, approximately 21% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, the Company has the ability to shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

The Company enters into forward contracts as a hedge against changes in certain foreign exchange rates. As at December 31, 2002, the Company had $65.8 million in foreign exchange forward contracts that mature as follows: $39.3 million in 2003 and $26.5 million in 2004. To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract’s change in fair value will be immediately recognized in income.

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

As at December 31, 2002, the Company was committed to a series of interest rate swap agreements whereby $20.0 million of the Company’s floating rate debt was swapped with fixed rate obligations having an average remaining term of 10 months, expiring between March 2003 and May 2004. These arrangements effectively change the Company’s interest rate exposure on $20.0 million of debt from a floating LIBOR rate to an average fixed rate of 5.75%.

Commodity Price Risk

The Company uses bunker fuel swap contracts as a hedge to protect against the change in the cost of forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract’s change in fair value will be immediately recognized in income. As at December 31, 2002, the Company was committed to bunker fuel swap contracts totaling 20,400 metric tonnes with a weighted-average price of $116.00 per tonne, which expire between January 2003 and May 2004.

The following table sets forth the magnitude of these foreign exchange forward contracts, interest rate swap agreements, bunker fuel swap contracts, and written freight call option:

                                              Contract                Carrying Amount                  Fair
(in USD 000’s)                                 Amount             Asset           Liability            Value
----------------------------------------- ------------------ ---------------- ------------------ ------------------
December 31, 2002
FX Forward Contracts                       $     65,821        $     545       $         -          $        545
Interest Rate Swap Agreements                    20,000                -               802                  (802)
Bunker Fuel Swap Contracts                        2,366              254                 -                   254
Debt                                          1,130,822                -         1,130,822            (1,143,753)

December 31, 2001
FX Forward Contracts                       $     65,500        $       -       $       343          $       (343)
Interest Rate Swap Agreements                    85,000                -             2,429                (2,429)
Bunker Fuel Swap Contracts                        4,769                -               328                  (328)
Written Freight Call Option                       5,998                -               857                  (857)
Debt                                            935,702                -           935,702              (952,055)
----------------------------------------- ------------------ ---------------- ------------------ ------------------

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

An evaluation of the Company's disclosure controls and procedures was conducted in March 2003 under the supervision of the Company's Chief Executive Officer and Chief Financial Officer. Based on this evaluation, it was determined that effective disclosure controls and procedures are in place and that these controls are operating as intended.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

The Company's Chief Executive Officer and Chief Financial Officer do not expect that the Company's disclosure controls or internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Item 16A. Audit Committee Financial Expert

Not applicable. Applies to fiscal years ending on or after July 15, 2003.

Item 16B. Code of Ethics

Not applicable. Applies to fiscal years ending on or after July 15, 2003.

Item 16C. Principal Accountant Fees and Services

Not applicable. Applies to fiscal years ending on or after December 15, 2003.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and schedule, together with the report of Ernst & Young LLP, Chartered Accountants thereon, are filed as part of this Annual Report:

                                                                                                            Page

Independent Auditor's Report..............................................................................  F-1
Consolidated Financial Statements

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

      1.1  Amended and Restated Articles of Incorporation of Teekay Shipping Corporation. (9)
      1.2  Articles of Amendment of Articles of Incorporation of Teekay Shipping Corporation. (9)
      1.3  Amended and Restated Bylaws of Teekay Shipping Corporation. (9)
      2.1  Registration Rights Agreement among Teekay Shipping Corporation, Tradewinds Trust Co. Ltd., as Trustee for
           the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK Trust. (1)
      2.2  Specimen of Teekay Shipping Corporation Common Stock Certificate. (1)
      2.3  Indenture dated January 29, 1996 among Teekay Shipping Corporation, VSSI Oceans Inc., VSSI Atlantic Inc.,
           VSSI Appian Inc., Senang Spirit Inc., Exuma Spirit Inc., Nassau Spirit Inc., Andros Spirit Inc. and United
           States Trust Company of New York, as Trustee. (5)
      2.4  Specimen of Teekay Shipping Corporation's 8.32% First Preferred Ship Mortgage Notes Due 2008. (5)
      2.5  Bahamian Statutory Ship Mortgage dated January 29, 1996 by Nassau Spirit Inc. to United States Trust
           Company of New York. (3) (5)
      2.6  Deed of Covenants dated January 29, 1996 by Nassau Spirit Inc. to United States Trust Company of New York.
           (3) (5)
      2.7  First Preferred Ship Mortgage dated January 29, 1996 by VSSI Oceans Inc. to United States Trust Company of
           New York, as Trustee. (4)
      2.8  Assignment of Time Charter dated January 29, 1996 by Nassau Spirit Inc. to United States Trust Company of
           New York, as Trustee. (3) (5)
      2.9  Assignment of Insurance dated January 29, 1996 by Nassau Spirit Inc. to United States Trust Company of New
           York, as Trustee. (3) (5)
     2.10  Pledge Agreement and Irrevocable Proxy dated January 29, 1996 by Teekay in favor of United States Trust
           Company of New York, as Trustee. (5)
     2.11  Guarantee dated January 29, 1996 by Nassau Spirit Inc. in favor of United States Trust Company of New
           York, as Trustee. (3) (5)
     2.12  Assignment of Freights and Hires dated January 29, 1996 by Nassau Spirit Inc. to United States Trust
           Company of New York, as Trustee. (3) (5)
     2.13  Cash Collateral Account Agreement dated January 29, 1996 between Nassau Spirit Inc. and United States
           Trust Company of New York, as Trustee. (3) (5)
     2.14  Investment Account Agreement dated January 29, 1996 between Teekay Shipping Corporation and United States
           Trust Company of New York, as Trustee. (5)
     2.15  Indenture dated June 22, 2001 among Teekay Shipping Corporation and The Bank of New York Trust Company of
           Florida (formerly U.S. Trust Company of Texas, N.A.). (14)
     2.16  First Supplemental Indenture dated as of December 6, 2001, among Teekay Shipping Corporation and The Bank of New York Trust Company of Florida, N.A. (15)
     2.17  Exchange and Registration Rights Agreement dated June 22, 2001 among Teekay Shipping Corporation and
           Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Deutsche Banc Alex.
           Brown Inc. and Scotia Capital (USA) Inc. (14)
     2.18  Exchange and Registration Rights Agreement dated December 6, 2001 between Teekay Shipping Corporation and
           Goldman, Sachs & Co. (15)
     2.19  Specimen of Teekay Shipping Corporation's 8.875% Senior Notes due 2011. (14)
     2.20  Form of Supplemental Indenture No. 1 between Teekay Shipping Corporation and The Bank of New York, as
           trustee. (18)
     2.21  Form of Purchase Contract Agreement between Teekay Shipping Corporation and The Bank of New York, as
           purchase contract agent. (18)
     2.22  Form of Pledge Agreement between Teekay Shipping Corporation and The Bank of New York, as collateral agent. (18)
     2.23  Form of Remarketing Agreement between Teekay Shipping Corporation and Morgan Stanley & Co. Incorporated.
           (18)
     2.24  Form of Underwriting Agreement Between Teekay Shipping Corporation, Morgan Stanley & Co. Incorporated and
           Salomon Smith Barney. (18)
      4.1  1995 Stock Option Plan. (1)
      4.2  Amendment to 1995 Stock Option Plan. (10)
      4.3  Amended 1995 Stock Option Plan. (12)
      4.4  Form of Indemnification Agreement between Teekay and each of its officers and directors. (1)
      4.5  Charter Party, as amended, dated September 21, 1989 between Palm Shipping Inc. and BP Shipping Limited. (2)
      4.6  Time Charter, as amended, dated July 3, 1995 between VSSI Oceans Inc. and Palm Shipping Inc. (4)
      4.7  Time Charter, as amended, dated January 4, 1994 between VSSI Atlantic Inc. and Palm Shipping Inc. (4)
      4.8  Time Charter, as amended, dated February 1, 1992 between VSSI Appian Inc. and Palm Shipping Inc. (4)
      4.9  Time Charter, as amended, dated December 1, 1993 between Senang Spirit Inc. and Palm Shipping Inc. (4)
     4.10  Time Charter, as amended, dated August 1, 1992 between Exuma Spirit Inc. and Palm Shipping Inc. (4)
     4.11  Time Charter, as amended, dated May 1, 1992 between Nassau Spirit Inc. and Palm Shipping Inc. (4)
     4.12  Time Charter, as amended, dated November 1, 1992 between Andros Spirit Inc. and Palm Shipping Inc. (4)
     4.13  Management Agreement, as amended, dated June 1, 1992 between Teekay Shipping Limited and Nassau Spirit
           Inc. (3) (4)
     4.14  Agreement, dated October 3, 1996, for a U.S. $90,000,000 Term Loan Facility to be made available to certain subsidiaries of Teekay Shipping Corporation by Christiania Bank og Kreditkasse, acting through its
           New York Branch, The Bank of Nova Scotia, and Banque Indosuez. (6)
     4.15  Agreement, dated October 18, 1996, for a U.S. $120,000,000 Term Loan Facility to be made available to certain subsidiaries of Teekay Shipping Corporation by Den Norske Bank ASA, Nederlandse
           Scheepshypothesbank N.V., The Bank of New York, and Midland Bank plc. (6)
     4.16  Agreement, dated January 26, 1998, for a U.S. $200,000,000 Reducing Revolving Credit Facility to be made available to certain wholly-owned subsidiaries of Teekay Shipping Corporation by Den Norske Bank ASA,
           Christiania Bank og Kreditkasse ASA, New York Branch, and the Bank of Nova Scotia. (7)
     4.17  Agreement, dated March 26, 1999, for the amalgamation of Northwest Maritime Inc., a 100% owned subsidiary of Teekay Shipping Corporation, and Bona Shipholding Ltd. (8)
     4.18  Agreement, dated April 16, 1998, for a U.S. $30,000,000 Term Loan Facility to be made available to VSSI
           Australia Limited by RABO Australia Limited. (9)
     4.19  Agreement, dated December 18, 1997, for a U.S. $44,000,000 Term Loan Facility to be made available to
           Barrington (Australia) Pty Limited and Palmerston (Australia) Pty Limited by RABO Australia Limited. (9)
     4.20  Amended and Restated Reimbursement Agreement, dated April 16, 1998, Among Barrington (Australia) Pty
           Limited, Palmerston (Australia) Pty Limited, VSSI Australia Limited, VSSI Transport Inc. and Alliance
           Chartering Pty Limited and Nedship Bank (America) N.V., The Bank of New York and Landesbank
           Schleswig-Holstein. (9)
     4.21  Amendment No. 1, dated May 1999, to Amended and Restated Reimbursement Agreement dated April 16, 1998 among Barrington (Australia) Pty Limited, Palmerston (Australia) Pty Limited, VSSI Australia Limited, VSSI
           Transport Inc. and Alliance Chartering Pty Limited and Nedship Bank (America) N.V.,
           The Bank of New York and Landesbank Schleswig-Holstein. (9)
     4.22  Amended and Restated Agreement, date June 11, 1999, for a U.S. $500,000,000 Revolving Loan between Bona
           Shipholding Ltd., Chase Manhattan plc, Citibank International plc and various other banks. (9)
     4.23  Amendment and Restatement Agreement, dated June 11, 1999, relating to a U.S. $500,000,000 Revolving Loan
           Agreement between Bona Shipholding Ltd., Chase Manhattan plc, Citibank International plc and various other banks. (9)
     4.24  Rights agreement, dated as of September 8, 2000, between Teekay Shipping Corporation and The Bank of New
           York, as Rights Agent. (11)
     4.25  Reimbursement Agreement, dated January 1, 2000, between Fleet Management Inc. and Teekay Shipping
           Corporation. (12)
     4.26  Reimbursement Agreement, dated February 16, 2001, between Karratha Spirit Pty Ltd and Nedship Bank
           (America) N.V. (13)
     4.27  Agreement, dated February 16, 2001, for a U.S. $34,000,000 Term Loan Facility to be made available to
           Karratha Spirit Pty Ltd by RABO Australia Limited. (13)
     4.28  Amendment and Restatement Agreement, dated September 14, 2001, relating to a U.S. $500,000,000 Revolving
           Loan Agreement between Bona Shipholding Ltd., Teekay Shipping Corporation, J.P. Morgan Securities Inc.,
           Citibank International plc and various other banks. (17)
     4.29  Share Sale and Purchase Agreement by and among Statoil ASA and Statpet AS and Norsk Teekay AS dated
           December 15, 2002.
      8.1  List of Significant Subsidiaries
     12.1  Teekay Shipping Corporation Certification of Bjorn Moller, Chief Executive Officer, pursuant to 18 U.S.C.
           Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
     12.2  Teekay Shipping Corporation Certification of Peter Antturi, Chief Financial Officer, pursuant to 18 U.S.C.
           Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
     15.1  Letter from Ernst & Young LLP, as independent chartered accountants, dated March 24, 2003, regarding audited financial information.

______________________________________________________________________________________________________

(1)   Previously  filed as an exhibit to the Company's  Registration  Statement on Form F-1  (Registration  No.
      33-7573-4),  filed  with  the  SEC on July  14,  1995,  and  hereby  incorporated  by  reference  to such
      Registration Statement.

(2)   Previously  filed as an exhibit to the Company's  Registration  Statement on Form F-1  (Registration  No.
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

(4)   Previously  filed as an exhibit to the Company's  Registration  Statement on Form F-3  (Registration  No.
      33-65139),  filed  with the SEC on January  19,  1996,  and  hereby  incorporated  by  reference  to such
      Registration Statement.

(5)   Previously  filed as an exhibit to the  Company's  Annual Report on Form 20-F (File No.  1-12874),  filed with the SEC on June 4, 1996, and hereby incorporated by reference to such Annual Report.

(6)   Previously  filed as an exhibit to the  Company's  Annual Report on Form 20-F (File No.  1-12874),  filed with the SEC on June 11, 1997, and hereby incorporated by reference to such Annual Report.

(7)   Previously  filed as an exhibit to the  Company's  Annual Report on Form 20-F (File No.  1-12874),  filed with the SEC on May 20, 1998, and hereby incorporated by reference to such Annual Report.

(8)   Previously  filed as an exhibit to the  Company's  Annual  Report on Form 20-F (File  No.1-12874),  filed with the SEC on June 11, 1999, and hereby incorporated by reference to such Annual Report.

(9)   Previously  filed as an exhibit to the  Company's  Annual  Report on Form 20-F (File  No.1-12874),  filed with the SEC on March 30, 2000, and hereby incorporated by reference to such Annual Report.

(10)  Previously  filed as an exhibit to the Company's  Form 6-K (File  No.1-12874),  filed with the SEC on May
      2, 2000, and hereby incorporated by reference to such Annual Report.

(11)  Previously  filed as an  exhibit  to the  Company's  Form 8-A (File  No.1-12874),  filed  with the SEC on
      September 11, 2000, and hereby incorporated by reference to such Annual Report.

(12)  Previously  filed as an exhibit to the  Company's  Annual  Report on Form 20-F (File  No.1-12874),  filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Annual Report.

(13)  Previously  filed as an exhibit to the Company's  Form 6-K (File  No.1-12874),  filed with the SEC on May
      24, 2001, and hereby incorporated by reference to such Report.

(14)  Previously  filed as an exhibit to the Company's  Registration  Statement on Form F-4  (Registration  No.
      333-64928),  filed  with  the  SEC on July  11,  2001,  and  hereby  incorporated  by  reference  to such
      Registration Statement.

(15)  Previously  filed as an exhibit to the Company's  Registration  Statement on Form F-4  (Registration  No.
      333-76922),  filed  with the SEC on January  17,  2002,  and hereby  incorporated  by  reference  to such
      Registration Statement.

(16)  Previously  filed  as an  exhibit  to the  Company's  Registration  Statement  on Form  F-4,  as  Amended
      (Registration  No.  333-76922),  filed with the SEC on  February  5, 2002,  and  hereby  incorporated  by reference to such Registration Statement.

(17)  Previously  filed as an exhibit to the  Company's  Annual  Report on Form 20-F (File  No.1-12874),  filed with the SEC on March 29, 2002, and hereby incorporated by reference to such Annual Report.

(18)  Previously  filed as an exhibit to the Company's  Report on Form 6-K  (File  No.1-12874),  filed with the
      SEC on February 12, 2003, and hereby incorporated by reference to such Report on Form 6-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: March 31, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter Antturi Peter Antturi Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

CERTIFICATION

I, Bjorn Moller, Chief Executive Officer of the registrant, certify that:

1.	I have reviewed this annual report on Form 20-F of Teekay Shipping Corporation;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 31, 2003	By: /s/ Bjorn Moller Bjorn Moller President and Chief Executive Officer

CERTIFICATION

I, Peter Antturi, Vice President and Chief Financial Officer of the registrant, certify that:

1.	I have reviewed this annual report on Form 20-F of Teekay Shipping Corporation;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 31, 2003	By: /s/ Peter Antturi Peter Antturi Senior Vice President and Chief Financial Officer

AUDITOR’S REPORT

To the Shareholders of
TEEKAY SHIPPING CORPORATION

We have audited the accompanying consolidated balance sheets of Teekay Shipping Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2002, 2001, and 2000. Our audits also included the financial schedule listed in the Index: Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of Ugland Nordic Shipping AS, a wholly-owned subsidiary, for the period from acquisition on March 6, 2001 to the December 31, 2001, whose total assets and net voyage revenues for the period from acquisition on March 6, 2001 to December 31, 2001, constituted 21 percent and 10 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report had been furnished to us for that period, and our opinion, insofar as it relates to the amounts included for Ugland Nordic Shipping AS for that period, is based solely on the report of the other auditors.

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

In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Shipping Corporation and subsidiaries as at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years ended December 31, 2002, 2001, and 2000 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material aspects the information set forth herein.

Vancouver, Canada, February 13, 2003 (except for Note 15(b) which is as of February 19, 2003.)	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

                                                                           Year Ended        Year Ended         Year Ended
                                                                          December 31,       December 31,       December 31,
                                                                              2002              2001               2000
                                                                                $                 $                  $
                                                                        -------------------------------------------------------

NET VOYAGE REVENUES
Voyage revenues                                                               783,327        1,039,056            893,226
Voyage expenses                                                               239,455          249,562            248,957
-------------------------------------------------------------------------------------------------------------------------------

Net voyage revenues                                                           543,872          789,494            644,269
-------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Vessel operating expenses                                                     168,035          154,831            125,415
Time-charter hire expense                                                      49,949           66,019             53,547
Depreciation and amortization                                                 149,296          136,283            100,153
General and administrative                                                     57,246           48,898             37,479
-------------------------------------------------------------------------------------------------------------------------------
                                                                              424,526          406,031            316,594
-------------------------------------------------------------------------------------------------------------------------------

Income from vessel operations                                                 119,346          383,463            327,675
-------------------------------------------------------------------------------------------------------------------------------
OTHER ITEMS
Interest expense                                                              (57,974)         (66,249)           (74,540)
Interest income                                                                 3,494            9,196             13,021
Other (loss) income (note 11)                                                 (11,475)          10,108              3,864
-------------------------------------------------------------------------------------------------------------------------------
                                                                              (65,955)         (46,945)           (57,655)
-------------------------------------------------------------------------------------------------------------------------------

Net income                                                                     53,391          336,518            270,020
-------------------------------------------------------------------------------------------------------------------------------

Earnings per common share
• Basic                                                                          1.35             8.48               7.02
• Diluted                                                                        1.33             8.31               6.86
Weighted average number of common shares
• Basic                                                                     39,630,997      39,706,799         38,468,158
• Diluted                                                                   40,252,396      40,488,222         39,368,253
===============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                                               As at             As at
                                                                                            December 31,     December 31,
                                                                                                2002             2001
                                                                                                 $                 $
                                                                                         ----------------------------------

ASSETS
Current
Cash and cash equivalents (note 6)                                                              284,625           174,950
Marketable securities (note 4)                                                                        -             5,028
Restricted cash                                                                                   4,180             7,833
Accounts receivable                                                                              70,906            57,519
Prepaid expenses and other assets                                                                27,847            22,139
---------------------------------------------------------------------------------------------------------------------------

Total current assets                                                                            387,558           267,469
---------------------------------------------------------------------------------------------------------------------------
                                                                                                 13,630            16,026
Marketable securities (note 4)

Vessels and equipment (note 6)
At cost, less accumulated depreciation of $940,082
    (December 31, 2001 -  $801,985)                                                           1,928,488         1,925,844
Advances on newbuilding contracts (note 13)                                                     138,169           117,254
---------------------------------------------------------------------------------------------------------------------------

Total vessels and equipment                                                                   2,066,657         2,043,098
---------------------------------------------------------------------------------------------------------------------------
Restricted cash (note 6)                                                                          4,605                 -
Deposit for purchase of Navion ASA (note 13)                                                     76,000                 -
Investment in joint ventures                                                                     56,354            27,352
Other assets                                                                                     29,513            26,757
Goodwill (note 1)                                                                                89,189            87,079
---------------------------------------------------------------------------------------------------------------------------
                                                                                              2,723,506         2,467,781
===========================================================================================================================

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable                                                                                 22,307            24,484
Accrued liabilities (note 5)                                                                     83,643            51,011
Current portion of long-term debt (note 6)                                                       83,605            51,830
---------------------------------------------------------------------------------------------------------------------------

Total current liabilities                                                                       189,555           127,325
---------------------------------------------------------------------------------------------------------------------------
Long-term debt (note 6)                                                                       1,047,217           883,872
Other long-term liabilities (note 1)                                                             44,512            39,407
---------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                             1,281,284         1,050,604
---------------------------------------------------------------------------------------------------------------------------

Minority interest                                                                                20,324            18,977

Stockholders’ equity
Capital stock (note 9)                                                                          470,988           467,341
Retained earnings                                                                               954,005           935,660
Accumulated other comprehensive loss                                                             (3,095)           (4,801)
---------------------------------------------------------------------------------------------------------------------------

Total stockholders’ equity                                                                    1,421,898         1,398,200
---------------------------------------------------------------------------------------------------------------------------

                                                                                              2,723,506         2,467,781
===========================================================================================================================

Commitments and contingencies (notes 7, 12, 13 and 15)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                           Year Ended       Year Ended       Year Ended
                                                                          December 31,     December 31,     December 31,
                                                                              2002             2001             2000
                                                                               $                $                 $
                                                                         --------------------------------------------------

Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                                      53,391         336,518           270,020
Non-cash items:
    Depreciation and amortization                                              149,296         136,283           100,153
    Loss on disposition of vessels and equipment                                     -               -             1,004
    Loss (gain) on disposition of available-for-sale securities                  1,130            (758)                -
    Equity income (net of dividends received: December 31, 2002 - $1,748;
      December 31, 2001 - $33,514; December 31, 2000 - $8,474)                  (2,775)         16,190            (1,072)
    Deferred income taxes (note 11)                                             11,413           6,963               999
    Other – net                                                                 (5,049)         (3,243)           (1,173)
Change in non-cash working capital items related to
  operating activities (note 14)                                                 7,038          28,197           (36,676)
---------------------------------------------------------------------------------------------------------------------------

Net cash flow from operating activities                                        214,444         520,150           333,255
---------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                                               255,185         688,381           206,000
Scheduled repayments of long-term debt                                         (51,830)        (72,026)          (63,757)
Prepayments of long-term debt                                                   (8,000)       (751,738)         (429,926)
Increase in restricted cash                                                       (952)         (7,833)                -
Proceeds from issuance of Common Stock                                           4,221          20,584            24,843
Repurchase of Common Stock                                                      (1,547)        (14,162)                -
Cash dividends paid                                                            (34,073)        (34,094)          (32,973)
Other                                                                                -               -             2,970
---------------------------------------------------------------------------------------------------------------------------

Net cash flow from financing activities                                        163,004        (170,888)         (292,843)
---------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                        (135,650)       (184,983)          (43,512)
Expenditures for drydocking                                                    (34,913)        (20,064)          (11,941)
Proceeds from disposition of assets                                                  -               -             9,713
Deposit for purchase of Navion ASA                                             (76,000)              -                 -
Purchase of Ugland Nordic Shipping AS
  (net of cash acquired of $26,605) (note 3)                                         -        (176,453)          (13,114)
Acquisition costs related to purchase of Ugland Nordic Shipping AS (note 3)          -          (5,067)                -
Acquisition costs related to purchase of Bona Shipholding Ltd.                       -             (20)           (2,685)
Investment in joint venture                                                    (26,000)              -                 -
Proceeds from disposition of available-for-sale securities                       6,675          35,975                 -
Purchases of available-for-sale securities                                           -          (5,000)          (17,900)
Other                                                                           (1,885)              -                 -
---------------------------------------------------------------------------------------------------------------------------

Net cash flow from investing activities                                       (267,773)       (355,612)          (79,439)
---------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                               109,675          (6,350)          (39,027)
Cash and cash equivalents, beginning of the period                             174,950         181,300           220,327
---------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of the period                                   284,625         174,950           181,300
===========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands of U.S. dollars)

                                                                                      Accumulated
                                                                                          Other       Compre-
                                                   Thousands                            Compre-       hensive       Total
                                                   of Common    Common    Retained      hensive       Income    Stockholders’
                                                    Shares       Stock    Earnings   Income (Loss)    (Loss)       Equity
                                                       #           $          $            $            $             $
------------------------------------------------------------------------------------------------------------------------------

Balance as at December 31, 1999                      38,064     427,937    404,130          -                       832,067
------------------------------------------------------------------------------------------------------------------------------

Net income                                                                      270,020                 270,020     270,020
Other comprehensive income:
   Unrealized gain on available-for-sale
    securities                                                                            4,555           4,555       4,555
                                                                                                     -----------
Comprehensive income                                                                                    274,575
                                                                                                     -----------
Dividends declared                                                              (33,001)                            (33,001)
Reinvested dividends                                    1            28                                                  28
Exercise of stock options                              1,080     24,843                                              24,843
------------------------------------------------------------------------------------------------------------------------------

Balance as at December 31, 2000                       39,145    452,808         641,149   4,555                   1,098,512
------------------------------------------------------------------------------------------------------------------------------

Net income                                                                      336,518                 336,518     336,518
Other comprehensive income:
  Unrealized loss on available-for-sale securities                                       (6,636)         (6,636)     (6,636)
  Reclassification adjustment for gain on available-
     for-sale securities included in net income                                          (3,627)         (3,627)     (3,627)
  Cumulative effect of accounting change (note 12)                                        4,155           4,155       4,155
  Unrealized loss on derivative instruments (note 12)                                    (2,274)         (2,274)     (2,274)
  Reclassification adjustment for gain on
    derivative instruments (note 12)                                                       (974)           (974)       (974)
                                                                                                     -----------
Comprehensive income                                                                                    327,162
                                                                                                     -----------
Adjustment for equity income on step acquisition
  (note 3)                                                                         198                                  198
Dividends declared                                                             (34,102)                             (34,102)
Reinvested dividends                                       1          8                                                   8
Exercise of stock options                                917     20,584                                              20,584
Repurchase of Common Stock                              (513)    (6,059)        (8,103)                             (14,162)
------------------------------------------------------------------------------------------------------------------------------

Balance as at December 31, 2001                       39,550    467,341        935,660   (4,801)                   1,398,200
------------------------------------------------------------------------------------------------------------------------------

Net income                                                                      53,391                   53,391       53,391
Other comprehensive income:
  Unrealized loss on available-for-sale securities                                         (239)           (239)       (239)
  Reclassification adjustment for loss on available-
     for-sale securities included in net income                                             737             737         737
  Unrealized gain on derivative instruments (note 12)                                     3,023           3,023       3,023
  Reclassification adjustment for gain on
    derivative instruments (note 12)                                                     (1,815)         (1,815)     (1,815)
                                                                                                     -----------
Comprehensive income                                                                                     55,097
                                                                                                     -----------
Dividends declared                                                            (34,079)                              (34,079)
Reinvested dividends                                       1           6                                                  6
Exercise of stock options                                190       4,221                                              4,221
Repurchase of Common Stock                               (49)       (580)        (967)                               (1,547)
------------------------------------------------------------------------------------------------------------------------------

Balance as at December 31, 2002                       39,692     470,988      954,005    (3,095)                  1,421,898
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

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Teekay Shipping Corporation ("Teekay"), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (the "Company"). Significant intercompany balances and transactions have been eliminated upon consolidation.

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

Operating revenues and expenses

Voyage revenues and expenses are recognized on the percentage of completion method of accounting determined using the discharge-to-discharge basis. Estimated losses on voyages are provided for in full at the time such losses become evident. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

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

Cash interest paid during the years ended December 31, 2002, 2001 and 2000, totalled $65.3 million, $54.8 million, and $77.1 million, respectively.

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

Interest costs capitalized to vessels and equipment for the years ended December 31, 2002, 2001 and 2000 aggregated $6.0 million, $2.5 million, and $nil, respectively.

Expenditures incurred during drydocking are capitalized and amortized on a straight-line basis over the period until the completion of the next anticipated drydocking. When significant drydocking expenditures occur prior to the expiry of this period, the remaining unamortized balance of the original drydocking cost is expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2002, 2001 and 2000 aggregated $21.8 million, $14.2 million, and $9.2 million, respectively.

The Company reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate. If vessels and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair market value.

Investment in joint ventures

The Company has a 50% participating interest in four joint venture companies (2001- three), each of which owns a shuttle tanker. The joint ventures are accounted for using the equity method, whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings.

During 2001, a joint venture in which the Company owns a 50% interest sold its three vessels, and ceased operations (see Note 11).

Investment in the Panamax O/B/O Pool

All oil/bulk/ore carriers ("O/B/O") owned by the Company are operated through a Panamax O/B/O Pool. The participants in the Pool are the companies contributing vessel capacity to the Pool. The voyage revenues and expenses of these vessels have been included on a 100% basis in the consolidated financial statements. The minority pool participants’ share of the result has been deducted as time charter hire expense.

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

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Derivative instruments

Derivative instruments are recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income (see Note 12).

Goodwill and other intangible assets

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which establishes new standards for accounting for goodwill and other intangible assets. SFAS 142 requires that goodwill and indefinite lived intangible assets no longer be amortized, but reviewed for impairment during the first six months of 2002 and annually thereafter, or more frequently if impairment indicators arise. This statement is effective for existing goodwill beginning with fiscal years starting after December 15, 2001. Prior to 2002, goodwill, which was acquired as a result of the acquisition of Ugland Nordic Shipping AS ("UNS") (see Note 3), was amortized over 20 years using the straight-line method. As at December 31, 2002, goodwill is recorded net of accumulated amortization of $3.5 million. During the six-month period ended June 30, 2002, the Company completed its transitional impairment testing required by SFAS 142 and determined that goodwill was not impaired. Based upon the Company’s goodwill balance at December 31, 2001, the Company estimates that application of SFAS 142 will result in an annual increase in net income of approximately $4.5 million, by no longer amortizing goodwill. Had goodwill not been amortized prior to 2002, net income would have been $340.0 million or $8.56 per share ($8.40 per share - diluted), for the year ended December 31, 2001 and unchanged for 2000.

Income taxes

The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company’s Australian shipowning subsidiaries, its Canadian subsidiary Teekay Canadian Tankers Ltd., and its Norwegian subsidiary UNS are subject to income taxes. UNS income taxes are deferred until payment of dividends (see Note 11). Included in other long-term liabilities are deferred income taxes of $43.7 million at December 31, 2002, $36.3 million at December 31, 2001 and $4.2 million at December 31, 2000. The Company accounts for such taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Accounting for Stock-Based Compensation

Under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees." As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense is recognized under APB 25. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (see Note 9).

                                                            Year Ended           Year Ended         Year Ended
                                                           December 31,         December 31,       December 31,
                                                               2002                 2001               2000
                                                                 $                   $                   $
                                                        -----------------------------------------------------------

      Net income - as reported...........................         53,391              336,518             270,020
      Less: Total stock-based compensation expense.......          7,538                6,466               5,571
      Net income - pro forma.............................         45,853              330,052             264,449

      Basic earnings per common share:
      As reported........................................          1.35                 8.48                7.02
      Pro forma..........................................          1.16                 8.31                6.87

      Diluted earnings per common share:
      As reported........................................          1.33                 8.31                6.86
      Pro forma..........................................          1.14                 8.15                6.72
The fair values of the option grants were estimated on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free average interest rates of 4.7% for the year ended December 31, 2002; 4.5% for the year ended December 31, 2001 and 6.6% for the year ended December 31, 2000, respectively; dividend yield of 3.0%; expected volatility of 30%; and expected lives of five years.

Comprehensive income

The Company follows Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements.

Recent accounting pronouncements

In July 2002, the FASB issued Statement No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." This Standard, which is effective for disposal activities initiated after December 31, 2002, addresses significant issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities. The Company does not anticipate that the adoption of SFAS 146 will have a significant impact on the Company’s consolidated financial position or results of operations.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In November 2002, the FASB issued Interpretation No. 45, "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to make significant new disclosures about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements with periods ending after December 15, 2002. The initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has not determined the effect, if any, that the adoption of FIN 45 will have on the Company’s consolidated financial position or results of operations.

2.	Business Operations

The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of a fleet of tankers. All of the Company’s revenues are earned in international markets.

No customer accounted for more than 10% of the Company’s consolidated voyage revenues during the year ended December 31, 2002. One customer, an international oil company, accounted for 13% ($130.8 million) of the Company’s consolidated voyage revenues during the year ended December 31, 2001. Two customers, both international oil companies, individually accounted for 13% ($118.3 million) and 12% ($110.2 million) of the Company’s consolidated voyage revenues during the year ended December 31, 2000. No other customer accounted for more than 10% of the Company’s consolidated voyage revenues during the fiscal periods presented herein.

3.	Acquisition of Ugland Nordic Shipping AS

As of May 28, 2001, Teekay had purchased 100% of the issued and outstanding shares of UNS (9% of which was purchased in fiscal 2000 and the remaining 91% was purchased in fiscal 2001), for $222.8 million cash, including estimated transaction expenses of approximately $7 million. UNS controls a modern fleet of 18 shuttle tankers (including two newbuildings on order) that engage in the transportation of oil from offshore production platforms to onshore storage and refinery facilities.

The acquisition of UNS has been accounted for using the purchase method of accounting, based upon estimates of fair value. UNS’ operating results are reflected in these financial statements commencing March 6, 2001, the date Teekay acquired a majority interest in UNS. Equity income related to the Company’s nine percent interest in UNS up to December 31, 2000 has been credited as an adjustment to retained earnings. Teekay’s interest in UNS for the period from January 1, 2001 to March 5, 2001 has been included in equity income for the corresponding period.

The following table shows comparative summarized consolidated pro forma financial information for the years ended December 31, 2001 and 2000 and gives effect to the acquisition of 100% of the outstanding shares in UNS as if it had taken place January 1, on each of the years presented:

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

                                                                                          Pro Forma
                                                                              Year Ended             Year Ended
                                                                          December 31, 2001       December 31, 2000
                                                                             (unaudited)             (unaudited)
                                                                                  $                       $
                                                                        ----------------------------------------------
      Net voyage revenues..............................................         805,754                 713,350
      Net income.......................................................         336,514                 265,554
      Net income per common share
      - basic .........................................................           8.47                    6.90
      - diluted........................................................           8.31                    6.75

4.	Investments in Marketable Securities

                                                                          Gross           Gross         Approximate
                                                                        Unrealized     Unrealized        Market and
                                                           Cost           Gains          Losses       Carrying Values
                                                             $              $               $                $
                                                       -----------------------------------------------------------------
      December 31, 2002
      Available-for-sale equity securities.............   21,416                -         (7,786)            13,630
                                                        ----------        ---------     ----------         -----------
                                                          21,416                -         (7,786)            13,630
                                                        ==========        =========     ==========         ===========

      December 31, 2001
      Available-for-sale equity securities.............   24,500                -         (8,474)            16,026
      Available-for-sale debt securities.................  5,028                -              -              5,028
                                                        ----------        ---------     ----------         -----------
                                                          29,528                -         (8,474)            21,054
                                                        ==========        =========     ==========         ===========
Available-for-sale equity securities represent 1,001,221 shares (2001 – 1,150,221) in Nordic American Tanker Shipping Ltd. These shares were acquired as part of the 2001 acquisition of UNS (see Note 3).

The cost and approximate market value of available-for-sale debt securities by contractual maturity, as at December 31, 2002 and December 31, 2001, are shown as follows:

                                                                                                        Approximate
                                                                                                         Market and
                                                                                          Cost        Carrying Values
                                                                                            $                $
                                                                                      ----------------------------------

      December 31, 2002
      Less than one year ........................................................              -                  -
      Due after one year through five years .....................................              -                  -
                                                                                        ----------          ---------
                                                                                               -                  -
                                                                                        ==========          =========

      December 31, 2001
      Less than one year ........................................................          5,028              5,028
      Due after one year through five years .....................................              -                  -
                                                                                        ----------          ---------

                                                                                           5,028              5,028
                                                                                        ==========          =========

5.	Accrued Liabilities
                                                                                      December 31,      December 31,
                                                                                          2002              2001
                                                                                            $                $
                                                                                     ----------------------------------

      Voyage and vessel..........................................................          37,314             16,450
      Interest...................................................................          22,484             24,180
      Payroll and benefits.......................................................          23,845             10,381
                                                                                        ----------          ---------
                                                                                           83,643             51,011
                                                                                        ==========          =========

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

6.	Long-Term Debt

                                                                                     December 31,      December 31,
                                                                                         2002              2001
                                                                                           $                $
                                                                                    ----------------------------------

      Revolving Credit Facilities................................................         210,000                -
      First Preferred Ship Mortgage Notes (8.32%) due through 2008...............         167,229          167,229
      Term Loans due through 2009 ...............................................         401,593          416,239
      Senior Notes (8.875%) due July 15, 2011 ...................................         352,000          352,234
                                                                                      -------------     -------------
                                                                                        1,130,822          935,702
      Less current portion.......................................................          83,605           51,830
                                                                                      -------------     -------------
                                                                                        1,047,217          883,872
                                                                                      =============     =============
The Company has two long-term Revolving Credit Facilities (the "Revolvers") available, which, as at December 31, 2002, provided for borrowings of up to $450.7 million, of which $240.7 million was undrawn. Interest payments are based on LIBOR (December 31, 2002: 1.4%; December 31, 2001: 1.9%) plus a margin depending on the financial leverage of the Company; at December 31, 2002 and 2001, the margins ranged between 0.50% and 0.75%. The amount available under the Revolvers reduces semi-annually by $28.8 million, with final balloon reductions in 2006 and 2008. The Revolvers are collateralized by first priority mortgages granted on 33 of the Company’s vessels, together with certain other related collateral, and a guarantee from Teekay for all amounts outstanding under the Revolvers.

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company’s Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at December 31, 2002, the fair value of these net assets approximated $171.6 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004. During June 2001, the Company repurchased a principal amount of $22.0 million of the 8.32% Notes outstanding.

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

The Company has several term loans outstanding, which, as at December 31, 2002, totalled $401.6 million. Interest payments are based on LIBOR plus a margin. At December 31, 2002 and 2001, the margins ranged between 0.50% and 1.45%. The term loans reduce in quarterly or semi-annual payments with varying maturities through 2009. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from Teekay. As at December 31, 2002, UNS had term loans totaling $313.5 million. Teekay does not guarantee any of the obligations of UNS under these facilities. One term loan required a retention deposit of $4.6 million as at December 31, 2002 (December 31, 2001 - $7.8 million).

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The 8.875% Senior Notes due July 15, 2011 (the "8.875% Notes") rank equally in right of payment with all of the Company’s existing and future senior unsecured debt and senior to the Company’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries.

Among other matters, the long-term debt agreements generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, is limited as of December 31, 2002, to $440.6 million. Certain of the loan agreements require a minimum level of free cash be maintained. As at December 31, 2002, this amount was $84.8 million.

The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to December 31, 2002 are $83.6 million (2003), $104.9 million (2004), $131.1 million (2005), $180.8 million (2006), and $84.8 million (2007).

7.	Leases

Charters-out

Time charters and bareboat charters to third parties of the Company’s vessels are accounted for as operating leases. As at December 31, 2002, minimum future revenues to be received on time charters and bareboat charters currently in place are $176.7 million (2003), $189.6 million (2004), $146.7 million (2005), $101.9 million (2006), $94.4 million (2007), and $546.5 million thereafter.

The minimum future revenues should not be construed to reflect total charter hire revenues for any of the years.

Charters-in

As at December 31, 2002, minimum commitments under vessel operating leases are $25.7 million (2003), $10.8 million (2004) and $2.0 million (2005).

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

The estimated fair value of the Company’s financial instruments is as follows:

                                                             December 31, 2002                 December 31, 2001
                                                         Carrying          Fair           Carrying            Fair
                                                          Amount           Value           Amount            Value
                                                            $                $                $                $
                                                      -------------------------------------------------------------------

      Cash and cash equivalents, marketable
        securities, and restricted cash...............    307,040         307,040         203,837           203,837
      Long-term debt ................................. (1,130,822)     (1,143,753)       (935,702)         (952,055)
      Derivative instruments (note 12) ...............
        Interest rate swap agreements ................       (802)           (802)         (2,429)           (2,429)
        Foreign currency contracts ...................        545             545            (343)             (343)
        Bunker fuel swap contracts....................        254             254            (328)             (328)
        Written freight call option...................          -               -            (857)             (857)
The Company transacts all of its derivative instruments with investment grade rated financial institutions and requires no collateral from these institutions.
9.	Capital Stock

The authorized capital stock of Teekay at December 31, 2002 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at December 31, 2002, Teekay had 39,692,060 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

On September 19, 2001, Teekay announced that its Board of Directors had authorized the repurchase of up to 2,000,000 shares of its Common Stock in the open market. As at December 31, 2002, Teekay had repurchased 561,700 shares of Common Stock at an average price of $27.97 per share.

As of December 31, 2002, the Company had reserved 5,803,471 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company’s 1995 Stock Option Plan (the "Plan"). During the years ended December 31, 2002, 2001, and 2000, the Company granted options under the Plan to acquire up to 1,026,025, 863,200, and 889,500 shares of Common Stock, respectively, to certain eligible officers, employees (including senior sea staff), and directors of the Company. The options have a 10-year term and had initially vested equally over four years from the date of grant. Effective September 8, 2000, the Company amended the Plan which reduced the vesting period for all subsequent stock option grants from four years to three years. In addition, the Company also accelerated the vesting period for the existing grants by one year. The impact of the accelerated vesting for the existing grants on compensation expense was not material for the years ended December 31, 2002, 2001 and 2000.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A summary of the Company’s stock option activity, and related information for the years ended December 31, 2002, 2001 and 2000 is as follows:
                                           December 31, 2002        December 31, 2001         December 31, 2000
                                         --------------------------------------------------------------------------
                                                    Weighted-                 Weighted-                 Weighted-
                                         Options     Average      Options      Average      Options      Average
                                         (000’s)     Exercise     (000’s)      Exercise     (000’s)     Exercise
                                            #         Price          #          Price          #          Price
                                                        $                         $                         $
                                         --------------------------------------------------------------------------

     Outstanding-beginning of year....    2,740         28.04       2,860          22.25       3,099       22.14
     Granted..........................    1,026         39.12         863          41.19         889       23.56
     Exercised........................     (190)        22.16        (917)         22.44      (1,080)      23.00
     Forfeited........................      (69)        33.86         (66)         26.86         (48)      22.77
                                         -------                   --------                   -------
     Outstanding-end of year..........    3,507         31.46       2,740          28.04       2,860       22.25
                                         =======                   ========                   =======

     Exercisable- end of year ........    1,739         24.97       1,164          22.99       1,453       23.54
                                         =======                   ========                   =======

     Weighted-average fair value
       of options granted during
       the year (per option) .........                   9.79                      10.19                    6.62
Exercise prices for the options outstanding as of December 31, 2002 ranged from $16.88 per share to $41.19 per share. These options have a weighted-average remaining contractual life of 7.53 years.

10.	Related Party Transactions

As at December 31, 2002, Resolute Investments, Inc. owned 41.6% of the Company’s outstanding Common Stock. Two of the Company’s directors are officers and directors of Resolute Investments, Inc. Two additional directors of the Company are directors of the entity that ultimately controls Resolute Investments, Inc.

Payments made by the Company to Resolute Investments, Inc. or companies related through common ownership in respect of port agent services, legal and administration fees, shared office costs, and consulting fees for the years ended December 31, 2002, 2001 and 2000 totalled $0.9 million, $1.5 million, and $1.6 million, respectively. In 1993 the Company purchased all of the issued and outstanding shares of Palm Shipping Inc. (now Teekay Chartering Limited) from an affiliate of Resolute Investments, Inc. During the year ended December 31, 2002, the Company accrued and expensed in other (loss) income $6.0 million as a settlement of a contingent payment, which was required under the terms of the Palm Shipping acquisition agreement.

11.	Other (Loss) Income

                                                                 Year Ended      Year Ended       Year Ended
                                                                December 31,    December 31,     December 31,
                                                                    2002            2001             2000
                                                                     $                $                $
                                                               -------------------------------------------------
      Loss on disposition of vessels and equipment.........              -               -           (1,004)
      (Loss) gain on disposition of available-for-sale
      securities...........................................         (1,130)            758                -
      Equity income from joint ventures ...................          4,523          17,324            9,546
      Deferred income taxes ...............................        (11,413)         (6,963)            (999)
      Miscellaneous........................................         (3,455)         (1,011)          (3,679)
                                                                 -----------     -----------       -----------
                                                                   (11,475)         10,108            3,864
                                                                 ===========     ===========       ===========

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

12.	Derivative Instruments and Hedging Activities

The Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. The Company recognized the fair value of its derivatives as assets of $2.2 million and liabilities of $1.3 million on its consolidated balance sheet as of January 1, 2001. These amounts were recorded as a cumulative effect of an accounting change as an adjustment to stockholders’ equity through other comprehensive income. There was no impact on net income. In addition, a deferred gain of $3.2 million on unwound interest rate swap agreements presented as other long-term liabilities at December 31, 2000, was reclassified to accumulated other comprehensive income and will be recognized into earnings over the hedged term of the debt.

The Company only uses derivatives for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates and bunker fuel prices and the effect of these strategies on the Company’s financial statements.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with forward contracts and a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at December 31, 2002, the Company was committed to foreign exchange contracts for the forward purchase of approximately Singapore Dollars 2.0 million, Norwegian Kroner 74.3 million, Canadian Dollars 84.0 million and Euros 1.9 million for U.S. Dollars, at an average rate of Singapore Dollar 1.78 per U.S. Dollar, Norwegian Kroner 7.39 per U.S. Dollar, Canadian Dollar 1.59 per U.S. Dollar and Euros 0.93 per U.S. Dollar, respectively. As at December 31, 2002, the Company was committed to bunker fuel swap contracts totalling 20,400 metric tonnes with a weighted-average price of $116.00 per tonne, which expire between January 2003 and May 2004.

As at December 31, 2002, the Company was committed to interest rate swap agreements whereby $20.0 million of the Company’s floating rate debt was swapped with fixed rate obligations having a weighted-average remaining term of 10 months, expiring between March 2003 and May 2004. These agreements effectively change the Company’s interest rate exposure on $20.0 million of debt from a floating LIBOR rate to a weighted-average fixed rate of 5.75%.

The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements, foreign exchange forward contracts, and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counter parties.

During the year ended December 31, 2002, the Company recognized a net gain of $0.1 million relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion of these derivative instruments is presented as interest expense and other (loss) income, respectively.

As at December 31, 2002, the Company estimates, based on current foreign exchange rates, bunker fuel prices and interest rates, that it will reclassify approximately $1.5 million of net gain on derivative instruments from accumulated other comprehensive income to earnings during the next 12 months due to actual voyage, vessel operating, drydocking and general and administrative expenditures and the payment of interest expense associated with the floating-rate debt.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

13.	Commitments and Contingencies

As at December 31, 2002, the Company was committed to the construction of two shuttle, three Suezmax and six Aframax tankers scheduled for delivery between March 2003 and October 2004, at a total cost of approximately $496.6 million, excluding capitalized interest. As of December 31, 2002, payments made towards these commitments totalled $127.3 million and long-term financing arrangements existed for $16.3 million of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $353.0 million through incremental debt or the utilization of surplus cash balances, or a combination thereof. As of December 31, 2002, the remaining payments required to be made under these newbuilding contracts were $245.9 million in 2003, and $123.4 million in 2004. With the exception of four Aframax tankers scheduled for delivery in 2004, all of the vessels upon delivery will be subject to long-term charter contracts, which expire between 2009 and 2015.

The Company is also committed to a capital lease on an Aframax tanker that is currently under construction and is expected to deliver in the fourth quarter of 2003. The lease will require minimum payments of $66.9 million (including a purchase obligation payment) over the 15-year term of the lease.

Teekay and certain subsidiaries of Teekay have guaranteed their share of the outstanding mortgage debt in three 50%-owned joint venture companies. As of December 31, 2002, Teekay and these subsidiaries had guaranteed $82.7 million of such debt, or 50% of the total $165.3 million in outstanding mortgage debt of the joint venture companies. The outstanding mortgage debt has maturity dates ranging from May 2008 to August 2009. These joint venture companies own three shuttle tankers.

On December 16, 2002, Teekay and Statoil ASA announced that they had entered into an agreement under which Teekay will acquire Statoil’s wholly-owned shipping company, Navion ASA (excluding its oil drilling ship and related operations and one floating production, storage and offload vessel), on a debt free-basis, for approximately $800.0 million in cash. Navion, based in Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. As of December 31, 2002, the Company had made a deposit of $76.0 million towards the purchase price, with the remaining unpaid amount being due upon closing, which is expected to take place in the second quarter of 2003. It is anticipated that the acquisition of Navion will be funded by borrowings under a new credit facility, together with available cash or cash generated from operations and borrowings under other existing credit facilities.

14.	Change in Non-Cash Working Capital Items Related to Operating Activities
                                                                  Year Ended      Year Ended       Year Ended
                                                                 December 31,    December 31,     December 31,
                                                                     2002            2001             2000
                                                                      $                $                $
                                                                -------------------------------------------------

      Accounts receivable....................................         (13,508)         23,993          (49,405)
      Prepaid expenses and other assets......................          (5,002)          5,152            3,443
      Accounts payable.......................................          27,375             666            2,613
      Accrued liabilities....................................          (1,827)         (1,614)           6,673
                                                                    -----------     ------------      -----------
                                                                        7,038          28,197          (36,676)
                                                                    ===========     ============      ===========

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

15.	Subsequent Events

(a) On February 1, 2003, one of the Company’s vessels, the Alliance Spirit, was empty of cargo and waiting off Skikda, Algeria to load crude oil when a severe storm arose and pushed the vessel aground. Subsequent to the grounding, the vessel has been classified as a constructive total loss. Although all bunker fuel, diesel fuel, lube oils, paints and chemicals on board have been successfully removed from the vessel, between 40 and 80 metric tonnes of residual oil cargo remain in the cargo tanks. The vessel is insured for its full value and thus, the Company has requested payment of the insurance proceeds, which is anticipated to cover the vessel’s full value. The Company also maintains insurance coverage on the vessel for environmental damage or pollution liability in an amount of $1 billion. The Company believes any liability resulting from the escape of any oil into the environment would be substantially below this amount. Under the applicable global convention, any liability above $1 billion for any oil spill in this region relating to this incident would be limited to approximately $32 million.

(b) As of February 18, 2003, the Company completed an offering for gross proceeds of $143.75 million in mandatory convertible equity units pursuant to its currently effective universal shelf registration statement filed with the U.S. Securities and Exchange Commission. Each equity unit includes (a) a forward contract that requires the holder to purchase for $25 a specified fraction of a share of the Company’s Common Stock on February 16, 2006 and (b) a $25 principal amount, subordinated note due May 18, 2006. The forward contracts provide for contract adjustment payments of 1.25% annually and the notes bear interest at 6.0% annually. Upon settlement on February 16, 2006 of the 5.75 million forward contracts included in the equity units, the Company will issue between 3,267,150 and 3,991,075 shares of its Common Stock (depending on the average closing price of the Common Stock for the 20-trading day period ending on the third trading day prior to February 16, 2006). Proceeds from the offering may be used to finance potential acquisitions and for general corporate purposes, including capital expenditures, working capital, and the repayment of debt.

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)

                                                                    Year Ended December 31, 2002
                                          ----------------- -------------- ---------------- --------------- ----------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                 $                $               $               $                $
                                          ----------------- -------------- ---------------- --------------- ----------------

Net voyage revenues                                   -          36,480         649,624         (142,232)        543,872
Operating expenses                               17,191          34,314         515,253         (142,232)        424,526
                                          ----------------- -------------- ---------------- --------------- ----------------
     (Loss) income from vessel                  (17,191)          2,166         134,371                -         119,346
operations

Net interest expense                            (41,575)              -         (12,905)               -         (54,480)
Equity in net income of subsidiaries            111,177               -               -         (111,177)              -
Other income (loss)                                 980               -         (12,455)               -         (11,475)
                                          ----------------- -------------- ---------------- --------------- ----------------
Net income                                       53,391           2,166         109,011         (111,177)         53,391
Retained earnings (deficit), beginning
of the year                                     935,660         (15,278)      1,036,401       (1,021,123)        935,660
Dividends declared                              (34,079)              -               -                -         (34,079)
Repurchase of Common Stock                         (967)              -               -                -            (967)
                                          ----------------- -------------- ---------------- --------------- ----------------
Retained earnings (deficit),  end of
the year                                        945,005         (13,112)      1,145,412       (1,132,300)        954,005
                                          ================= ============== ================ =============== ================

                                                                    Year Ended December 31, 2001
                                          ----------------- -------------- ---------------- --------------- ----------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                 $                $               $               $                $
                                          ----------------- -------------- ---------------- --------------- ----------------

Net voyage revenues                                   -          34,688         899,218         (144,412)        789,494
Operating expenses                               10,809          32,660         506,974         (144,412)        406,031
                                          ----------------- -------------- ---------------- --------------- ----------------
     (Loss) income from vessel                  (10,809)          2,028         392,244                -         383,463
operations

Net interest (expense) income                   (22,548)              -         (34,505)               -         (57,053)
Equity in net income of subsidiaries            369,023               -               -         (369,023)              -
Other income                                        852           1,663           7,593                -          10,108
                                          ----------------- -------------- ---------------- --------------- ----------------
Net income                                      336,518           3,691         365,332         (369,023)        336,518
Retained earnings (deficit), beginning
of the year                                     641,149         (18,969)        671,069         (652,100)        641,149
Adjustment for equity income on step
acquisition                                         198               -               -                -             198
Dividends declared                              (34,102)              -               -                -         (34,102)
Repurchase of Common Stock                       (8,103)              -               -                -          (8,103)
                                          ----------------- -------------- ---------------- --------------- ----------------
Retained earnings (deficit),  end of
the year                                        935,660         (15,278)      1,036,401       (1,021,123)        935,660
                                          ================= ============== ================ =============== ================

                                                                     Year Ended December 31, 2000
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
                                           ---------------- -------------- ---------------- --------------- ----------------
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
                                           ---------------- -------------- ---------------- --------------- ----------------
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
                                           ---------------- -------------- ---------------- --------------- ----------------
Retained earnings (deficit),  end of the
year                                             641,149        (18,969)        671,069         (652,100)        641,149
                                           ================ ============== ================ =============== ================
______________
(See Note 6)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars)

                                                                    Year Ended December 31, 2002
                                          ----------------- -------------- ---------------- --------------- ----------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                    Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                 $                $               $               $                $
                                          ----------------- -------------- ---------------- --------------- ----------------

Net income                                       53,391           2,166         109,011         (111,177)         53,391
Other comprehensive income
     Unrealized loss on
        available-for-sale securities                 -               -            (239)               -            (239)
     Reclassification adjustment for
        loss on available-for-sale
        securities included in
        net income                                    -               -             737                -             737
     Unrealized gain on derivative
        instruments                                   -               -           3,023                -           3,023
     Reclassification adjustment for
        gain on derivative instruments                -               -          (1,815)               -          (1,815)
                                          ----------------- -------------- ---------------- --------------- ----------------
Comprehensive income                             53,391           2,166         110,717         (111,177)         55,097
                                          ================= ============== ================ =============== ================

                                                                    Year Ended December 31, 2001
                                          ----------------- -------------- ---------------- --------------- ----------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                 $                $               $               $                $
                                          ----------------- -------------- ---------------- --------------- ----------------

Net income                                      336,518           3,691         365,332         (369,023)        336,518
Other comprehensive income
     Unrealized loss on
        available-for-sale securities                 -               -          (6,636)               -          (6,636)
     Reclassification adjustment for
        gain on available-for-sale
        securities included in net income             -               -          (3,627)               -          (3,627)
     Cumulative effect of accounting
        change                                        -               -           4,155                -           4,155
     Unrealized loss on derivative
        instruments                                   -               -          (2,274)               -          (2,274)
     Reclassification adjustment for
        gain on derivative instruments                -               -            (974)               -            (974)
                                          ----------------- -------------- ---------------- --------------- ----------------
Comprehensive income                            336,518           3,691         355,976         (369,023)        327,162
                                          ================= ============== ================ =============== ================

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

                                                                      As at December 31, 2002
                                         ----------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                              Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $              $                $                $
                                         ------------------ ------------ ----------------- --------------- ----------------
     ASSETS
Cash and cash equivalents                              -            -           284,625              -           284,625
Other current assets                               1,500           43           197,390        (96,000)          102,933
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total current assets                          1,500           43           482,015        (96,000)          387,558
Vessels and equipment (net)                            -      258,664         1,807,993              -         2,066,657
Advances due from subsidiaries                   263,105            -                 -       (263,105)                -
Other assets (principally marketable
      securities and investments
      in subsidiaries)                         1,701,937            -           123,748     (1,701,937)          123,748
Investment in joint ventures                           -            -            56,354              -            56,354
Goodwill                                               -            -            89,189              -            89,189
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               1,966,542      258,707         2,559,299     (2,061,042)        2,723,506
                                         ================== ============ ================= =============== ================
     LIABILITIES & STOCKHOLDERS’
     EQUITY
Current liabilities                               22,320        7,574           255,661        (96,000)          189,555
Long-term debt                                   519,229            -           572,500              -         1,091,729
Due (from) to affiliates                               -     (105,085)          425,788       (320,703)                -
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total liabilities                           541,549      (97,511)        1,253,949       (416,703)        1,281,284
                                         ------------------ ------------ ----------------- --------------- ----------------
Minority Interest                                      -            -            20,324              -            20,324
Stockholders’ Equity
Capital stock                                    470,988           23             5,943         (5,966)          470,988
Contributed capital                                    -      369,307           136,766       (506,073)                -
Retained earnings (deficit)                      954,005      (13,112)        1,145,412     (1,132,300)          954,005
Accumulated other comprehensive loss                   -            -            (3,095)             -            (3,095)
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total stockholders’ equity                1,424,993      356,218         1,285,026     (1,644,339)        1,421,898
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               1,966,542      258,707         2,559,299     (2,061,042)        2,723,506
                                         ================== ============ ================= =============== ================

                                                                      As at December 31, 2001
                                         ----------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                              Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $              $                $                $
                                         ------------------ ------------ ----------------- --------------- ----------------
     ASSETS
Cash and cash equivalents                              -            -           174,950              -           174,950
Other current assets                               1,101          472           186,946        (96,000)           92,519
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total current assets                          1,101          472           361,896        (96,000)          267,469
Vessels and equipment (net)                            -      264,768         1,778,330              -         2,043,098
Advances due from subsidiaries                   346,430            -                 -       (346,430)                -
Other assets (principally marketable
     securities and investments
     in subsidiaries)                          1,599,746            -            42,783     (1,599,746)           42,783
Investment in joint ventures                           -            -            27,352              -            27,352
Goodwill                                               -            -            87,079              -            87,079
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               1,947,277      265,240         2,297,440     (2,042,176)        2,467,781
                                         ================== ============ ================= =============== ================
     LIABILITIES & STOCKHOLDERS’
     EQUITY
Current liabilities                               24,813        1,319           197,193        (96,000)          127,325
Long-term debt                                   519,463            -           403,816              -           923,279
Due (from) to affiliates                               -      (90,131)          503,145       (413,014)                -
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total liabilities                           544,276      (88,812)        1,104,154       (509,014)        1,050,604
                                         ------------------ ------------ ----------------- --------------- ----------------
Minority Interest                                      -            -            18,977              -            18,977
Stockholders’ Equity
Capital stock                                    467,341           23             5,943         (5,966)          467,341
Contributed capital                                    -      369,307           136,766       (506,073)                -
Retained earnings (deficit)                      935,660      (15,278)        1,036,401     (1,021,123)          935,660
Accumulated other comprehensive loss                   -            -            (4,801)             -            (4,801)
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total stockholders’ equity                1,403,001      354,052         1,174,309     (1,533,162)        1,398,200
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               1,947,277      265,240         2,297,440     (2,042,176)        2,467,781
                                         ================== ============ ================= =============== ================

______________
(See Note 6)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                          Year Ended December 31, 2002
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
                                                     Teekay       Guarantor     Non-Guarantor                    Shipping Corp.
                                                 Shipping Corp.  Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                       $              $               $                $               $
                                                 --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                 --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from operating activities           (51,914)      24,994          241,364                 -        214,444
                                                 --------------- ------------- ----------------- -------------- -----------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                             -            -          255,185                 -        255,185
Scheduled repayments of long-term debt                       -            -          (51,830)                -        (51,830)
Prepayments of long-term debt                                -            -           (8,000)                -         (8,000)
Other                                                   51,914      (14,953)         (69,312)                -        (32,351)
                                                 --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from financing activities            51,914      (14,953)         126,043                 -        163,004
                                                 --------------- ------------- ----------------- -------------- -----------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                       -      (10,041)        (160,522)                -       (170,563)
Deposit for purchase of Navion ASA                           -            -          (76,000)                -        (76,000)
Other                                                        -            -          (21,210)                -        (21,210)
                                                 --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from investing activities                 -      (10,041)        (257,732)                -       (267,773)
                                                 --------------- ------------- ----------------- -------------- -----------------
Increase in cash and cash equivalents                        -            -          109,675                 -        109,675
Cash and cash equivalents,
     beginning of the year                                   -            -          174,950                 -        174,950
                                                 --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents, end of the year                   -            -          284,625                 -        284,625
                                                 =============== ============= ================= ============== =================

                                                                          Year Ended December 31, 2001
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
                                                     Teekay       Guarantor     Non-Guarantor                    Shipping Corp.
                                                 Shipping Corp.  Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                       $              $               $                $               $
                                                 --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                 --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from operating activities            (7,458)      21,446          506,162                 -        520,150
                                                 --------------- ------------- ----------------- -------------- -----------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                       345,045            -          343,336                 -        688,381
Scheduled repayments of long-term debt                       -            -          (72,026)                -        (72,026)
Prepayments of long-term debt                          (22,045)           -         (729,693)                -       (751,738)
Other                                                 (316,034)     (20,502)         301,031                 -        (35,505)
                                                 --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from financing activities             6,966      (20,502)        (157,352)                -       (170,888)
                                                 --------------- ------------- ----------------- -------------- -----------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                       -         (945)        (204,102)                -       (205,047)
Purchase of Ugland Nordic Shipping AS                      198            -         (176,651)                -       (176,453)
Other                                                        -            1           25,887                 -         25,888
                                                 --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from investing activities               198         (944)        (354,866)                -       (355,612)
                                                 --------------- ------------- ----------------- -------------- -----------------
Decrease in cash and cash equivalents                     (294)           -           (6,056)                -         (6,350)
Cash and cash equivalents,
    beginning of the period                                294            -          181,006                 -        181,300
                                                 --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents, end of the year                   -            -          174,950                 -        174,950
                                                 =============== ============= ================= ============== =================

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
                                                     Teekay       Guarantor     Non-Guarantor                    Shipping Corp.
                                                 Shipping Corp.  Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                       $              $               $                $               $
                                                 --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                 --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from operating activities           (19,407)      25,048          327,614                 -        333,255
                                                 --------------- ------------- ----------------- -------------- -----------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                             -            -          206,000                 -        206,000
Scheduled repayments of long-term debt                       -            -          (63,757)                -        (63,757)
Prepayments of long-term debt                          (35,726)           -         (394,200)                -       (429,926)
Other                                                   55,217      (63,293)           2,916                 -         (5,160)
                                                 --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from financing activities            19,491      (63,293)        (249,041)                -       (292,843)
                                                 --------------- ------------- ----------------- -------------- -----------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                       -       (1,407)         (54,046)                -        (55,453)
Proceeds from disposition of assets                          -            -            9,713                 -          9,713
Acquisition costs related to purchase of
Bona Shipholding Ltd.                                        -            -           (2,685)                -         (2,685)
Other                                                        -            -          (31,014)                -        (31,014)
                                                 --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from investing activities                 -       (1,407)         (78,032)                -        (79,439)
                                                 --------------- ------------- ----------------- -------------- -----------------
Increase (decrease) in cash and cash equivalents            84      (39,652)             541                 -        (39,027)
Cash and cash equivalents, beginning of the year           210       39,652          180,465                 -        220,327
                                                 --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents, end of the year                 294            -          181,006                 -        181,300
                                                 =============== ============= ================= ============== =================
___________________
(See Note 6)

EXHIBIT 8.1

List of Significant Subsidiaries

The following is a list of the of Company’s significant subsidiaries as at March 1, 2003.

                                                                                 State or          Proportion of
                                                                             Jurisdiction of         Ownership
Name of Significant Subsidiary                                                Incorporation           Interest

BONA SHIPHOLDING LTD...................................                    BERMUDA                      100%
NORSK TEEKAY AS........................................                    NORWAY                       100%
NORSK TEEKAY HOLDINGS LTD..............................                    MARSHALL ISLANDS             100%
SINGLE SHIP COMPANIES (3)..............................                    AUSTRALIA                    100%
SINGLE SHIP LIMITED LIABILITY COMPANIES (46)...........                    MARSHALL ISLANDS             100%
TEEKAY CHARTERING LIMITED..............................                    MARSHALL ISLANDS             100%
TEEKAY NORDIC HOLDINGS INC.............................                    MARSHALL ISLANDS             100%
TEEKAY NORGE LIMITED...................................                    LIBERIAN                     100%
TEEKAY SHIPPING LIMITED................................                    BAHAMAS                      100%
UGLAND NORDIC SHIPPINGAS...............................                    NORWAY                       100%

EXHIBIT 12.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Teekay Shipping Corporation (the "Company") on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Form 20-F"), I Bjorn Moller, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)       The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)       The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2003

By: /s/ Bjorn Moller          _________
Bjorn Moller
Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Teekay Shipping Corporation (the "Company") on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Form 20-F"), I Peter Antturi, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)       The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)       The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2003

By: /s/ Peter Antturi          _________
Peter Antturi
Chief Financial Officer

EXHIBIT 15.1

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (“Teekay”), in the Registration Statement (Form F-3 No. 333-102594) and in the related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated February 13, 2003 (except for Note 15(b) which is as of February 19, 2003), with respect to the consolidated financial statements and the financial schedule listed in Index: Item 18 of Teekay and its subsidiaries included in this Annual Report (Form 20-F) for the year ended December 31, 2002.

Vancouver, Canada, Dated: March 24, 2003	/s/ ERNST & YOUNG LLP Chartered Accountants