Form 20-F
period 2003-12-31
TEEKAY SHIPPING CORP
filed 2004-04-26
CIK 911971

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau,
Commonwealth of the Bahamas
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Stock, par value of $0.001 per share 8.32% First Preferred Ship Mortgage Notes due 2006 7.25% PEPS Unit	Name of each exchange on which registered New York Stock Exchange New York Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

40,611,175 shares of Common Stock, par value of $0.001 per share.

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
 PART I.

  Item 1.           Identity of Directors, Senior Management and Advisors................................  Not applicable
  Item 2.           Offer Statistics and Expected Timetable..............................................  Not applicable

  Item 12.          Description of Securities Other than Equity Securities...............................  Not applicable

PART II.

PART III.

  Item 17.          Financial Statements.................................................................  Not applicable

PART I

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding: time charter equivalent rates; tanker supply and demand; supply and demand for oil; future capital expenditures; newbuilding delivery dates; our growth strategy and measures to implement such strategy; our competitive strengths; our pending acquisition of Naviera F. Tapias S.A. and its impact on our operations; the growth prospects of the liquified natural gas shipping sector and the joint venture company with the Tapias shareholders; our potential inability to integrate effectively the operations of Tapias or any other future acquisitions; and our future success and performance. Readers are cautioned not to place undue reliance on these or other forward-looking statements, which speak only as of the date of this Annual Report.

Forward-looking statements in this Annual Report are necessarily estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should, be considered in light of various important factors, including those set forth in this Annual Report under the heading “Factors That May Affect Future Results.”

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Item 1.   Identity of Directors, Senior Management and Advisors
                 Not applicable.

Item 2.  Offer Statistics and Expected Timetable
                 Not applicable.

Item 3.   Key Information

Selected Financial Data

Set forth below are selected consolidated financial and other data of Teekay Shipping Corporation together with its subsidiaries (sometimes referred to as “Teekay,” the “Company,” “we” or “us”), for the years ended December 31, 2003, 2002, 2001 and 2000 and the nine-month period ended December 31, 1999, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Annual Report of the independent Chartered Accountants therein, with respect to the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001, and “Item 5. Operating and Financial Review and Prospects,” included herein.

We changed our fiscal year end from March 31 to December 31, commencing December 31, 1999, to facilitate comparison of our operating results to those of other companies in the transportation industry. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

                                             Year Ended       Year Ended      Year Ended      Year Ended      Nine Months
                                            December 31,     December 31,    December 31,     December 31,  Ended December 31,
                                               2003             2002            2001            2000             1999
                                                        (in thousands, except share and per share data and ratios)
Income Statement Data:
Voyage revenues..........................    $1,576,095        $783,327      $1,039,056         $893,226        $377,882
Operating expenses.......................     1,186,359         663,981         655,593          565,551         354,310
Income from vessel operations............       389,736         119,346         383,463          327,675          23,572
Writedowns and gain on sale of vessels...      (90,389)               -               -                -               -
Restructuring charge.....................       (6,383)               -               -                -               -
Equity income from joint ventures........         6,970           4,523          17,324            9,546             721
Operating income                                299,934         123,869         400,787          337,221          24,293
Interest expense.........................      (80,999)        (57,974)        (66,249)         (74,540)        (44,996)
Interest income..........................         3,921           3,494           9,196           13,021           5,842
Other (loss) income......................      (45,492)        (15,998)         (7,216)          (5,682)         (4,734)
Net income (loss) .......................       177,364          53,391         336,518          270,020        (19,595)
Per Share Data:
Net income (loss)-- basic................         $4.43           $1.35           $8.48            $7.02        $ (0.54)
Net income (loss)-- diluted..............          4.35            1.33            8.31             6.86          (0.54)
Cash dividends declared..................         0.895            0.86            0.86             0.86            0.65

Balance Sheet Data (at end of period):
Cash and marketable securities...........      $387,795        $298,255        $196,004        $ 223,123        $226,381
Capital stock............................       492,653         470,988         467,341          452,808         427,937
Total assets.............................     3,588,044       2,723,506       2,467,781        1,974,099       1,982,684
Total debt (including capital lease
obligation)..............................     1,636,758       1,130,822         935,702          797,484       1,085,167
Total stockholders' equity...............     1,651,827       1,421,898       1,398,200        1,098,512         832,067
Number of outstanding shares of common
stock....................................    40,611,175      39,692,060      39,550,326       39,145,219      38,064,264

Other Financial Data:
Net voyage revenues (1)..................     1,181,439         543,872         789,494          644,269         248,350
Net cash flow from operating activities..      $455,575        $179,531        $500,086         $321,314         $44,915
Total debt to total capitalization (2)(3)..       49.5%           43.9%           39.8%            42.1%           56.6%
Net debt to total capitalization (3)(4)..         44.5%           36.4%           34.3%            34.3%           50.8%
Capital expenditures:
  Vessel and equipment
     purchases, gross (5)..............         372,433         135,650         184,983           43,512          23,313
___________________________
(1)	Consistent with general practice in the tanker shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenue generated from a voyage charter to revenue generated from a time charter, which assists us in making operating decisions about the deployment of our vessels and their performance. Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Under time-charter contracts the charterer pays the voyage expenses, whereas under voyage charter contracts the shipowner pays the voyage expenses. Net voyage revenues, a non-GAAP measure, eliminates this distinction and provides more meaningful information to us than voyage revenues, the most directly comparable GAAP measure. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with voyage revenues.
                                             Year Ended       Year Ended      Year Ended      Year Ended      Nine Months
                                            December 31,     December 31,    December 31,     December 31,  Ended December 31,
                                               2003             2002            2001            2000             1999
                                                        (in thousands, except share and per share data and ratios)

Voyage revenues..........................    $1,576,095        $783,327      $1,039,056         $893,226        $377,882
Voyage expenses..........................       394,656         239,455         249,562          248,957         129,532
                                            ------------    ------------    -------------    ------------    ------------
Net voyage revenues......................     1,181,439         543,872         789,494          644,269         248,350
                                            ============    ============    =============    ============    ============

(2)	Total capitalization represents total debt, minority interest and total stockholders’ equity.

(3)	As at December 31, 2003, we had $143.7 million of Premium Equity Participating Security Units due May 18, 2006 (or Equity Units) outstanding. If these Equity Units, which were issued on February 16, 2003, were presented as equity, our total debt to total capitalization would have been 45.2% as of December 31, 2003 and our net debt to total capitalization would have been 39.8% as of December 31, 2003. We believe that this presentation as equity for the purposes of these calculations is consistent with the requirement of each Equity Unit holder to purchase for $25 a specified fraction of a share of our common stock on February 16, 2006.

(4)	Net debt represents total debt less cash, cash equivalents, restricted cash and short-term marketable securities. Total capitalization represents net debt, minority interest and total stockholders’ equity.

(5)	Excludes vessels purchased in connection with our acquisitions of Bona Shipholding Ltd. in 1999, Ugland Nordic Shipping AS in 2001, and Navion AS in 2003. See Item 5 – Operating and Financial Review and Prospects.

Factors That May Affect Future Results

The Cyclical Nature of the Tanker Industry Causes Volatility in Our Profitability

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Increases or decreases in the supply of tankers could have a material adverse effect on our business, financial condition and results of operations. The supply of tanker capacity is influenced by the number and size of new vessels built, older vessels scrapped, converted and lost, the number of vessels that are out of service and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors: global and regional economic conditions; increases and decreases in production of and demand for crude oil and petroleum products; increases and decreases in OPEC oil production quotas; the distance crude oil and petroleum products need to be transported by sea; and developments in international trade and changes in seaborne and other transportation patterns.

Because many of the factors influencing the supply of and demand for tanker capacity are unpredictable, the nature, timing and degree of changes in tanker industry conditions are also unpredictable.

We Depend Upon Oil Markets, Changes in Which Could Result in Decreased Demand for Our Vessels and Services

Demand for our vessels and services in transporting crude oil and petroleum products depends upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, as well as competition from alternative energy sources. A slowdown of the economic recovery in the United States and world economies may result in reduced consumption of crude oil and petroleum products and a decreased demand for our vessels and services.

Continued Terrorist Attacks or War Could Lead to Further Economic Instability and Decrease Demand for Oil, Which Could Harm Our Business

Terrorist attacks, such as the attacks that occurred in the United States on September 11, 2001, and current and future war risks may adversely affect our business, results of operation, financial condition, ability to raise capital or future growth. Terrorist attacks may lead to additional armed hostilities or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may further contribute to economic instability and could adversely affect oil markets.

Our Substantial Operations Outside the United States Expose Us to Political, Governmental and Economic Instability, Which Could Harm Our Operations.

Our operations are primarily conducted outside the United States and, therefore, they may be affected by changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could have a material adverse effect on our business, financial condition and results of operations.

We derive a significant portion of our total revenues from our operations in the Indo-Pacific Basin. Past political conflicts in this region, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in this region have also been subject to, in limited instances, acts of piracy. In addition to tankers, oil pipelines and offshore oil fields could also be targets of terrorist attacks. An escalation of existing hostilities or the development of future hostilities or other political instability in this region or other regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs or otherwise harm our business. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin or elsewhere as a result of terrorist attacks or other hostilities may limit trading activities with those countries, which could harm our business.

Our Dependence on Spot Voyages May Result in Significant Fluctuations in the Utilization of Our Vessels and Our Profitability

During 2003 and 2002, we derived approximately 63% and 73%, respectively, of our net voyage revenues from the vessels in our spot tanker segment. Our spot tanker segment consists of conventional crude oil tankers, oil/bulk/ore carriers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. All of our very large crude carrier fleet and substantially all of our conventional Aframax and Suezmax tanker fleets, and large product and small product tanker fleets are among the vessels included in our spot tanker segment. Due to our dependence on the spot charter market, declining charter rates in a given period generally will result in corresponding declines in operating results for that period. The spot charter market is highly competitive and spot charter rates are subject to significant fluctuations based on tanker and oil supply and demand. Charter rates have varied significantly in the last few years. Future spot charters may not be available at rates that will be sufficient to enable our vessels to be operated profitably or to provide sufficient cash flow to service our debt obligations.

Reduction in Oil Produced From Offshore Oil Fields Could Harm Our Shuttle Tanker Business

Demand for our shuttle tankers in transporting crude oil and petroleum products depends upon the amount of oil produced from offshore oil fields, especially in the North Sea, where our shuttle tankers primarily operate. As oil prices increase, the prospect of offshore oil exploration and development of offshore oil fields, which cost more to develop than land oil fields, becomes more attractive to oil companies. However, when oil prices decline, it becomes less attractive for oil companies to explore for oil offshore and develop offshore oil fields. If the amount of oil produced from offshore oil fields declines, especially in the North Sea, our shuttle tanker business could be harmed. In addition, if for environmental or other reasons, there is a change in policy towards using pipelines rather than oceangoing vessels in transporting crude oil and petroleum products from offshore oil fields, our shuttle tanker business could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. As at December 31, 2003, we had 43 vessels (including 13 chartered-in vessels and two newbuildings) in our shuttle tanker fleet. Most of our shuttle tanker revenues are derived from long-term contracts of affreightment. Revenue under most of these contracts depends upon the amount of oil we transport, the production of which is beyond our control and which can vary depending upon the nature of a given oil field and the field operator’s production decisions.

The Intense Competition In Our Markets May Lead to Reduced Profitability

Our vessels operate in highly competitive markets. Competition arises primarily from other conventional Aframax and shuttle tanker owners, including major oil companies and independent companies. We also compete with owners of other size tankers. Our market share is insufficient to enforce any degree of pricing discipline in the markets in which we operate and our competitive position may erode in the future. Any new markets that we enter could include participants that have greater financial strength and capital resources than we have. We may not be successful in entering new markets.

The Loss of Any Key Customer Could Result in a Significant Loss of Revenue in a Given Period

We have derived, and believe that we will continue to derive, a significant portion of our voyage revenues from a limited number of customers. One customer accounted for 15% ($239.5 million) of our consolidated voyage revenues during 2003. No customer accounted for more than 10% of our consolidated voyage revenue during 2002. One customer, an international oil company, accounted for 13% ($130.8 million) of our consolidated voyage revenues during 2001. Giving effect to the acquisition of Navion AS as if it had occurred on January 1, 2003, one customer would have accounted for approximately 18% ($340.4 million) of our consolidated voyage revenues during 2003. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.

The Tanker Industry Is Subject to Substantial Environmental and Other Regulations, Which May Significantly Increase Our Expenses

Our operations are affected by extensive and changing environmental protection laws and other regulations. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for ship modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase the cost of doing business. This could have a material adverse effect on our business, financial condition and results of operations.

The United States Oil Pollution Act of 1990 (or OPA 90) in particular has increased our expenses. OPA 90 provides for the phase-in of the exclusive use of double-hull tankers at United States ports, as well as potentially unlimited liability for owners, operators and demise or bareboat charterers for oil pollution in U.S. waters. To comply with the OPA 90, tanker owners generally incur increased costs in meeting additional maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining required insurance coverage. OPA 90 contains financial responsibility requirements for vessels operating in U.S. waters and requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of insurance or of qualification as a self-insurer or other evidence of financial responsibility sufficient to meet their potential liabilities under the OPA 90.

Following the example of the OPA 90, the International Maritime Organization (or IMO), the United Nations’ agency for maritime safety, has adopted regulations for tanker design and inspection that are designed to reduce oil pollution in international waters. Most recently, on December 9, 2003 the IMO announced regulations accelerating the phase out of single hull tankers. The new regulations are scheduled to come into effect on April 5, 2005 and are expected to immediately ban approximately 10% of the tanker fleet from worldwide trading. The regulations also impose a more rigorous inspection regime for older tankers and ban the carriage of heavy oils on single-hull tankers. As a result of changes to these regulations, we have taken a non-cash write-down of the book value of certain vessels totalling $56.9 million during the fourth quarter of 2003. The IMO’s accelerated phase out schedule will affect 22 of our vessels, effectively reducing the economic life of each of these vessels. See Item 4. Information on the Company: Regulations

Our shuttle tankers primarily operate in the North Sea. In addition to the regulations imposed by the IMO, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations in those areas. These regulatory requirements, together with additional requirements imposed by operators of North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on our shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea.

We May Not Be Able to Successfully Integrate Future Acquisitions

A principal component of our strategy is to continue to grow by expanding our business both in the geographic areas and markets where we have historically focused as well as into new geographic areas, market segments and services. We may not be successful in expanding our operations and any expansion may not be profitable. Our strategy of growth through acquisitions, including our pending acquisition of Naviera F. Tapias (or Tapias), involves business risks commonly encountered in acquisitions of companies, including: disruption of our ongoing business; difficulties in integrating the operations, personnel and business culture of acquired companies; difficulties of coordinating and managing geographically separate organizations; adverse effects on relationships with our existing suppliers and customers, and those of the companies acquired; difficulties entering geographic markets or new market segments in which we have no or limited experience; and loss of key officers and employees of acquired companies.

Our failure to effectively integrate our pending acquisition of Tapias or other businesses we may acquire in the future may harm our business and results of operations.

The process of integrating operations could also cause an interruption of, or loss of momentum in, the activities of one or more of an acquired company’s businesses and our businesses. Members of our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our business, service existing customers and attract new customers. If our senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

We May Not Realize Expected Benefits from Acquisitions, and Implementing Our Strategy of Growth Through Acquisitions May Harm Our Financial Condition and Performance

Present and future acquisitions, including our pending acquisition of Tapias, may not be profitable to us at the time of their completion and may not generate revenues sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our results of operations and financial condition, including risks that we may: fail to realize anticipated benefits, such as cost-savings, revenue and cash flow enhancements and earnings accretion; decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions; incur additional indebtedness, which may result in significantly increased interest expense or financial leverage, or issue additional equity securities to finance acquisitions, which may result in significant shareholder dilution; incur or assume unanticipated liabilities, losses or costs associated with the business acquired; or incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

The Strain That Growth Places Upon Our Systems and Management Resources May Harm Our Business

Our growth has placed and will continue to place significant demands on our management, operational and financial resources. As we expand our operations, we must effectively manage and monitor operations, control costs and maintain effective quality and control in geographically dispersed markets. Our future growth and financial performance will also depend on our ability to: recruit, train, manage and motivate our employees to support our expanded operations; and continue to improve our customer support, financial controls and information systems.

These efforts may not be successful and may not occur in a timely or efficient manner. Failure to effectively manage our growth and the system and procedural transitions required by expansion in a cost-effective manner could have a material adverse affect on our business.

Our Insurance May Not Be Sufficient to Cover Losses That May Occur to Our Property or as a Result of Our  Operations

The operation of oil tankers carries the risk of environmental damage from an oil spill as well as the risk of catastrophic marine disasters and property losses inherent to any ocean-going vessel. We carry protection and indemnity coverage to protect against most of the accident-related risks involved in the conduct of our business and maintain environmental damage and pollution coverage. We do not carry insurance covering the loss of revenue resulting from vessel off-hire time. In addition, we may not be adequately insured against all risks, may not be able to procure adequate coverage at commercially reasonable rates in the future and any particular claim may not be paid. Any uninsured loss or unpaid claim could have a material adverse effect on our business, financial condition, and results of operations.

More stringent environmental regulations at times in the past have resulted in increased costs for, and in the future may result in the lack of availability of, insurance against the risks of environmental damage or pollution. We currently maintain $1 billion in coverage for liability for pollution, spillage or leakage of oil for each of our vessels. A catastrophic spill could exceed the coverage available, which could have a material adverse effect on our business, financial condition and results of operations.

An Incident Involving Environmental Damage or Pollution and Any of Our Vessels Could Harm Our Reputation and Business

Oil spills related to the sinkings of the tanker Erika off the coast of France in 1999 and the tanker Prestige off the coast of Spain in 2002, and other tanker-related environmental incidents have created increased demand for modern vessels operated by ship management companies with a reputation for safety and environmental compliance. Any event involving our tankers that results in material environmental damage or pollution could harm our reputation for safety and environmental compliance and decrease the demand for our services, which could harm our business.

Our Operating Results Are Subject to Seasonal Fluctuations

We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, in charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, our revenues have historically been weaker during fiscal quarters ended June 30 and September 30, and, conversely, revenues have been stronger in fiscal quarters ended December 31 and March 31.

We Expend Substantial Sums During Construction of Newbuildings Without Earning Revenue and Without Assurance ThatThey Will Be Completed

We are typically required to expend substantial sums as progress payments during construction of a newbuilding, but we do not derive any revenue from the vessel until after its delivery. If we were unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of March 31, 2004, we had 15 newbuildings on order with deliveries scheduled between 2004 and 2008. We may order additional newbuildings in the future.

Exposure to Currency Exchange Rate and Interest Rate Fluctuations Could Result in Fluctuations in Our Net Income.

While virtually all of our revenues are earned in U.S. Dollars, a portion of our operating costs are incurred in currencies other than U.S. Dollars. This partial mismatch in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Norwegian Kroner, the Australian Dollar, the Canadian Dollar, the Singapore Dollar, the Japanese Yen, the British Pound and the Euro.

At March 31, 2004, approximately $973 million, or 64%, of our debt bore interest at floating interest rates. To partially mitigate this interest rate exposure, as of March 31, 2004, we had entered into five interest rate swaps, with maturities between May 2004 and January 2009, that effectively change our interest rate exposure from a floating LIBOR rate to average fixed rates as follows: 2004 – $605.1 million of debt at an average fixed rate of 2.72%; 2005 — $506.3 million at an average fixed rate of 2.79%; and 2006 through 2008 — $200.0 million at an average fixed rate of 4.24%.

We May Not Be Exempt From United States Tax on Our United States Source Income, Which Would Reduce Our Net Income and Cash Flow by the Amount of the Applicable Tax.

If we are not exempt from tax under Section 883 of the United States Internal Revenue Code, the shipping income derived from the United States sources attributable to our subsidiaries’ transportation of cargoes to or from the United States will be subject to U.S. federal income tax. If our subsidiaries were subject to such tax, our net income and cash flow would be reduced by the amount of such tax. Currently, we have claimed an exemption under Section 883. We cannot give any assurance that future changes and shifts in ownership of our stock will not preclude us from being able to satisfy the existing exemption.

In the years ended December 31, 2003 and 2002, approximately 12.3% and 17.9%, respectively, of our gross shipping revenues were derived from U.S. sources attributable to the transportation of cargoes to or from the United States. The average U.S. federal income tax on such U.S. source income, in the absence of exemption under Section 883, would have been 4% thereof, or approximately $7.8 million and $5.6 million, respectively, for the years ended December 31, 2003 and 2002.

Item 4. Information on the Company

A. Overview, History and Development

Overview

We are a leading provider of international crude oil and petroleum product transportation services through our spot tanker fleet, which includes the world’s largest fleet of Aframax-size oil tankers and our fixed-rate fleet, which includes the world’s largest fleet of shuttle tankers. Our tankers provide transportation services to major oil companies, oil traders and government agencies worldwide.

Our spot tanker segment includes our conventional crude oil tankers, oil/bulk/ore carriers (or OBOs), and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts (contracts less than three years). Our Aframax vessels, which have a total cargo capacity of approximately 5.9 million tonnes, represent approximately 9% of the total tonnage of the world Aframax and OBO fleet. See Item 4 – Information on the Company: Our Fleet.

Our fixed-rate segment includes our shuttle tanker operations, floating storage and off-take vessels, a liquid petroleum gas carrier and certain conventional crude oil, methanol and product tankers on long-term fixed-rate time-charter contracts or contracts of affreightment. Our shuttle tanker fleet, which has a total cargo capacity of approximately 4.8 million tonnes, represents approximately 66% of the total tonnage of the world shuttle tanker fleet. See Item 4 – Information on the Company: Our Fleet.

The Teekay organization was founded in 1973. We are incorporated under the laws of the Republic of The Marshall Islands and maintain our principal executive headquarters at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, The Bahamas. Our telephone number at such address is (242) 502-8820. Our principal operating office is located at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2K2. Our telephone number at such address is (604) 683-3529.

Business Acquisitions and Combinations

Pending Acquisition of Naviera F. Tapias S.A.

On March 15, 2004, we entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Tapias for a total enterprise value of approximately $810 million through a combination of $275 million in cash, and the assumption of existing debt. In addition, we will assume approximately $540 million in newbuilding commitments, most of which is expected to be fully debt financed prior to the vessel deliveries. Tapias is the leading independent owner and operator of liquefied natural gas (or LNG) carriers and crude oil tankers in Spain. We also entered into an agreement with the shareholders of Tapias to establish a 50/50 joint venture that will pursue new business in the oil and gas shipping sectors, focusing specifically on the Spanish market. The acquisition will establish our presence in the high growth LNG shipping sector and position us as a key supplier of LNG shipping to Spain, the world’s third largest importer of LNG. We expect the transaction, which is subject to customary closing conditions, to close by April 30, 2004. We anticipate funding this acquisition with cash, cash generated from operations, borrowings under existing credit facilities or a combination thereof.

Tapias’ LNG fleet consists of four vessels, including two newbuildings scheduled for delivery in the second half of 2004. All four vessels are contracted under long-term fixed-rate charters to major Spanish energy companies. Tapias’ conventional crude oil tanker fleet consists of nine Suezmax tankers, including a total of three newbuildings scheduled for delivery in 2004 and 2005. Five of the conventional tankers are contracted under long-term fixed-rate charters with a major Spanish oil company. The other four Suezmax tankers, two of which are currently trading under short-term contracts, are expected to join our spot tanker fleet during the next 18 months. The average remaining terms of these LNG and Suezmax charter contracts are approximately 21 and 18 years, respectively.

Acquisition of 50% of PetroTrans Holdings Ltd.

On September 30, 2003, we acquired 50% of the issued and outstanding shares of PetroTrans Holdings Ltd., the parent company of Skaugen PetroTrans Inc. (or SPT).

SPT is a lightering company operating out of Houston, Texas. Lightering is the process of ship-to-ship transfer of oil cargo, which is required when vessels transporting oil are too large to enter ports that are not deep enough or have narrow entrances or small berths. The lightering process consists of maneuvering a smaller tanker (service vessel) alongside the larger tanker, typically with both vessels underway. The service vessel transports the oil cargo to the port. SPT lighters approximately 14% of all seaborne crude oil delivered to U.S. ports.

Acquisition of Navion AS

In April 2003, we completed our acquisition of 100% of the issued and outstanding shares of Navion AS. Navion, based in Stavanger, Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of December 31, 2003, consisted of 8 owned and 13 chartered-in vessels (excluding 7 vessels chartered-in from our shuttle tanker subsidiary, Ugland Nordic Shipping AS), provides logistical services to the Norwegian state-owned oil company, Statoil ASA, and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Navion’s modern, chartered-in, conventional tanker fleet, which as of December 31, 2003, consisted of 12 crude oil tankers and 12 product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and off-take vessels currently trading as conventional crude oil tankers in the Atlantic region, three chartered-in methanol carriers and one liquid petroleum gas carrier on long-term charter to Statoil. Through Navion Chartering AS, an entity owned jointly with Statoil, Navion has a right of first refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. In addition to tanker operations, Navion also constructs, installs, operates and leases equipment that reduces volatile organic compound emissions during loading, transportation and storage of oil and oil products.

Acquisition of Ugland Nordic Shipping AS

As of May 28, 2001, we had purchased 100% of the issued and outstanding shares of Ugland Nordic Shipping AS (or UNS). UNS, based in Sandefjord, Norway, is the world’s largest owner of shuttle tankers. As at March 31, 2004, UNS controlled a modern fleet of 23 vessels (including 1 newbuilding) that engages in the transportation of oil from offshore production platforms to onshore storage and refinery facilities. The UNS fleet operates primarily in the North Sea under fixed-rate long-term contracts.

Acquisition of Bona Shipholding Ltd.

On June 11, 1999, we acquired Bona Shipholding Ltd., then the world’s third largest operator of medium-size tankers, controlling a fleet of vessels consisting of 15 Aframax tankers, eight OBOs and, through a joint venture, 50% interests in one additional Aframax tanker and two Suezmax tankers. Bona engaged in the transportation of oil, oil products and dry bulk commodities, primarily in the Atlantic region. Through this acquisition, we combined Bona’s market strength in the Atlantic region with our operations in the Indo-Pacific Basin.

Additional information about our financing for these acquisitions, other than the Bona acquisition, is included in Item 5: Operating and Financial Review and Prospects.

B. Operations

Spot Tanker Segment

The vessels in our spot tanker segment compete primarily in the Aframax market. In the Aframax market, international seaborne oil and other petroleum products transportation services are provided by two main types of operators: captive fleets of major oil companies (both private and state-owned) and independent ship owner fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels and transport their own oil and oil for third party charterers in direct competition with independent owners and operators. Competition for charters in the Aframax spot charter market is intense and is based upon price, location, the size, age, condition and acceptability of the vessel, and the reputation of the vessel’s manager.

We compete principally with other Aframax owners in the spot charter market through the global tanker charter market. This market is comprised of tanker broker companies that represent both charterers and ship owners in chartering transactions. Within this market, some transactions, referred to as “market cargoes,” are offered by charterers through two or more brokers simultaneously and shown to the widest possible range of owners; other transactions, referred to as “private cargoes,” are given by the charterer to only one broker and shown selectively to a limited number of owners whose tankers are most likely to be acceptable to the charterer and are in position to undertake the voyage.

As of March 31, 2004, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 29 Aframax vessels), General Maritime Corporation (approximately 24 Aframax vessels), Overseas Shipholding Group (approximately 13 Aframax vessels) and Tanker Pacific Management (approximately 10 Aframax vessels).

Our competition in the Aframax (75,000 to 119,999 dwt) market is also affected by the availability of other size vessels that compete in our markets. Suezmax (120,000 to 199,999 dwt) size vessels and Panamax (50,000 to 74,999 dwt) size vessels can compete for many of the same charters for which we compete. Because of their large size, Very Large Crude Carriers (200,000 to 319,999 dwt) (or VLCCs) and Ultra Large Crude Carriers (320,000+ dwt) (or ULCCs) rarely compete directly with Aframax tankers for specific charters. However, because VLCCs and ULCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

We believe that we have significant competitive advantages in the Aframax tanker market as a result of the quality, type and dimensions of our vessels and our market share in the Indo-Pacific and Atlantic Basins. Our Aframax tanker fleet (excluding Aframax-size shuttle tankers) has an average age of approximately 8.1 years, compared to an average age for the world oil tanker fleet, including Aframax tankers, of approximately 10.8 years and for the world Aframax tanker fleet of approximately 10.6 years.

We have chartering staff located in Vancouver, Canada; Stavanger, Norway; Tokyo, Japan; London, England; Houston, USA; and Singapore. Each office serves our clients headquartered in that office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. We believe that monitoring such information is critical to making informed bids on competitive brokered business.

During 2003, approximately 63% of our net voyage revenues were earned by the vessels in the spot tanker segment, compared to approximately 73% in 2002 and 84% in 2001. See Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Fixed-Rate Segment

The vessels in our fixed-rate segment compete primarily in the offshore loading business. These vessels, called shuttle tankers, transport oil from offshore production platforms to onshore storage and refinery facilities. Our shuttle tankers are primarily subject to long-term, fixed-rate time-charter contracts for a specific offshore oil field or under contracts of affreightment for various fields. The number of voyages performed under these contracts of affreightment is normally dependant upon the oil production of each field. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel and the reputation of the vessel’s manager. Technical sophistication of the vessel is especially important in harsh operating environments such as the North Sea. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers could be converted into less sophisticated shuttle tankers by adding specialized equipment to meet the requirements of the oil companies. Shuttle tanker demand may also be affected by the possible substitution of sub-sea pipelines to transport oil from offshore production platforms.

As of March 31, 2004, there were approximately 63 vessels in the world shuttle tanker fleet (including newbuildings), the majority of which operate in the North Sea. We currently own 30 shuttle tankers, including one newbuilding on order and charter in an additional 13 shuttle tankers. Other shuttle tanker owners in the North Sea include Knutsen OAS Shipping AS and JJ Ugland Group, which as of March 31, 2004 owned approximately 13 and five shuttle tankers, respectively. The remaining owners in the North Sea each owned three or fewer vessels as of that date.

We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels and our market share in the North Sea.

During 2003, approximately 37% of our net voyage revenues were earned by the vessels in the fixed-rate segment, compared to approximately 27% in 2002 and 16% in 2001. See Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Ship Management

Customers and tanker rating services have recognized us for safety, quality and service. Given the increasing emphasis by customers on quality as a result of stringent environmental regulations, and heightened concerns about liability for oil pollution, we believe that our emphasis on quality and safety provide us with a favorable competitive profile. As of March 31, 2004, we were one of only two shipping companies to achieve certification under the standards reflected in International Standards Organization’s (or ISO) 9001 for quality assurance, ISO 14001 for environment management systems, OHSAS 18001 for Occupational Health and Safety, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

The critical ship management functions of vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial management services are carried out “in-house” in our various facilities around the world for most of our fleet. Since 1995, IUM Shipmanagement AS, a company in which we own a 51% interest through our wholly owned subsidiary UNS, has provided ship management services for certain of our shuttle tankers, including crewing and maintenance. OSM Shipmanagement AS (or OSM), a company which is unrelated to us, provides ship management services for most of the shuttle tankers acquired as part of our acquisition of Navion. OSM is under contract to provide these services to Navion until October 1, 2006.

Business Structure

Our organization is divided into four key areas: Teekay Tanker Services; Teekay Navion Shuttle Tankers; Teekay Gas & Offshore; and Teekay Marine Services. These centers of expertise work closely with customers and internally to ensure a thorough understanding of our customers’ requirements and to develop tailored solutions.

•	Teekay Tanker Services is responsible for the commercial management of our conventional crude oil and product tanker transportation services. We offer a full range of flexible, customer-focused shipping solutions through our worldwide network of commercial offices.

•	Teekay Navion Shuttle Tankers offers a wide range of shuttle tanker and project services. Our expertise and partnerships allow us to create solutions for customers producing crude oil from offshore installations.

•	Teekay Gas & Offshore offers a diverse range of mooring, floating storage and offloading solutions. In addition, we now also offer gas shipping services, pursuing the Liquefied Natural Gas and Compressed Natural Gas markets.

•	Teekay Marine Services provides a vast range of marine services and products across all our operations as well as to third-parties.

Business Strategy

We pursue an intensively customer- and operations-oriented business strategy designed to achieve superior operating results. We believe that we have four key competitive strengths:

•	a strong network of customer relationships developed by providing consistent performance, innovative solutions, and exceptional customer service to quality-sensitive customers,

•	a disciplined acquisition strategy that has resulted in our achieving a market concentration in the Aframax market and the shuttle tanker market, which is sufficient to facilitate comprehensive coverage of charterer requirements and provides a base for efficient operation and a high degree of capacity utilization in those markets;

•	a highly-integrated global network of more than 4,700 sea staff and shore employees, with comprehensive market intelligence and operational and technical sophistication. This includes full-service marine operations capabilities and experienced management in all functions critical to our operations, which affords a focused marketing effort, high quality and tight cost controls, improved capacity utilization and effective operations and safety monitoring; and

•	a strong balance sheet that we believe allows us to take advantage of appropriate investment opportunities throughout the tanker cycle.

As part of our growth strategy, we will continue to consider strategic opportunities, including business acquisitions, such as our pending acquisition of Tapias and the acquisitions of Navion and SPT in 2003, UNS in 2001 and Bona in 1999. To the extent we enter new geographic areas or tanker market segments, there can be no assurance that we will be able to compete successfully. New markets may involve competitive factors that differ from those of the Aframax market segment in the Indo-Pacific and Atlantic Basins and the North Sea shuttle tanker market and may include participants that have greater financial strength and capital resources than we have.

Our growth strategy is to leverage our existing competitive strengths to continue to expand our business. We anticipate that the continued upgrade and expansion of our tanker business will continue to be a key component of our strategy. In addition, we believe that our full-service marine operations capabilities, reputation for safety and quality and strong customer orientation provide us with the opportunity to expand our business by providing additional value-added and innovative services, in many cases to existing customers. Finally, we intend to identify expansion opportunities in new tanker market segments, geographic areas and services to which our competitive strengths are well suited, such as our entry into the shuttle tanker market through our acquisitions of UNS and Navion and our entry into the liquefied natural gas market through our pending acquisition of Tapias, as described above. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions.

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

We carry insurance coverage to protect against most of the accident-related risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. We do not carry insurance covering the loss of revenue resulting from vessel off-hire time. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. We also carry protection and indemnity insurance against certain liabilities that may be incurred while our vessels are operating. Our current insurance coverage for pollution is $1 billion per vessel per incident. There can be no assurance that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations may result in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution.

Operations Outside the United States

Because our operations are primarily conducted outside of the United States, they may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered.

During 2003, we derived approximately 27% of our total net voyage revenues from our operations in the Indo-Pacific Basin, compared to approximately 43% during 2002. Past political conflicts in that region, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in the region have also been subject to, in limited instances, acts of piracy. In addition to tankers, oil pipelines and offshore oil fields could also be targets of terrorist attacks. The escalation of existing or the outbreak of future hostilities or other political instability in this region or other regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect our operations and performance. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin or elsewhere as a result of terrorist attacks or other hostilities may limit trading activities with those countries, which could also adversely affect our operations and performance.

Customers

We have derived, and believe that we will continue to derive, a significant portion of our voyage revenues from a limited number of customers. Our customers include major oil companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities dependent upon the tanker transportation trade. One customer, an international oil company, accounted for 15% ($239.5 million) of our consolidated voyage revenues during 2003. No customer accounted for more than 10% of our consolidated voyage revenues during 2002. A single customer, an international oil company, accounted for 13% ($130.8 million) of our consolidated voyage revenues during 2001. No other customer accounted for more than 10% of our consolidated voyage revenues during 2003 or 2001. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.

Our Fleet

The following list provides additional information with respect to our vessels as at March 31, 2004.

--------------------------------------------------------------------------------------------------------------------
                                                                          Number of Vessels
                                                   ------------------------------------------------------------------
                                                     Owned Vessels    Chartered-in    Newbuildings       Total
                                                                         Vessels        on Order
--------------------------------------------------------------------------------------------------------------------
  Spot Tanker Segment:
      Very Large Crude Carriers                               1                2              -              3
      Suezmax Tankers                                         1                5              -              6
      Aframax Tankers (1)                                    43               15             12             70
      Large Product Tankers                                   -                5              -              5
      Small Product Tankers                                   -               10              -             10
--------------------------------------------------------------------------------------------------------------------
      Total Spot Tanker Segment                              45               37             12             94
--------------------------------------------------------------------------------------------------------------------

  Fixed-Rate Segment:
      Shuttle Tankers (2)                                    29               13              1             43
      Conventional Tankers                                    8                -              2             10
      Floating Storage & Offtake (or FSO) Units (3)           3                -              -              3
      LPG / Methanol Carriers                                 1                1              -              2
--------------------------------------------------------------------------------------------------------------------
      Total Fixed-Rate Segment                               41               14              3             58
--------------------------------------------------------------------------------------------------------------------
  Total                                                      86               51             15            152
 --------------------------------------------------------------------------------------------------------------------
(1)	Includes one Aframax to be converted to an FSO unit and scheduled to commence service under a long-term contract during the second quarter of 2004.

(2)	Includes six shuttle tankers of which our ownership interests range from 50% to 65.5%.

(3)	Includes one FSO unit of which our ownership interest is 89%.

Our vessels are of Australian, Bahamian, Canadian, Cayman Islands, Liberian, Norwegian, and Norwegian International Ship registry.

Many of our Aframax vessels and some of our shuttle tankers have been designed and constructed as substantially identical sister ships. These vessels can, in many situations, be interchanged, providing scheduling flexibility and greater capacity utilization. In addition, spare parts and technical knowledge can be applied to all the vessels in the particular series, thereby generating operating efficiencies.

As of March 31, 2004, we had 15 newbuildings on order, which will require remaining payments of $218 million in the remainder of 2004, $95 million in 2005, $83 million in 2006, and $147 million due in 2007 and early 2008 under the terms of the contracts.

See Note 9 of the consolidated financial statements for information with respect to major encumbrances against our vessels.

Classification, Audits and Inspections

All of our vessels have been certified as being “in class” by their respective classification societies: Nippon Kaiji Kyokai, Det Norske Veritas (or DNV), Lloyds Register or American Bureau of Shipping. Every vessel’s hull and machinery is “classed” by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory. Each vessel is inspected by a surveyor of the classification society every year, every two to three years or every four to five years (a Special Survey). Vessels are required, as part of the Special Survey process, to be drydocked every four to five years for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection.

In addition to the classification inspections, many of our customers, including major oil companies, regularly inspect our vessels as a precondition to chartering such vessels. Port state control authorities such as the U.S. Coast Guard and the Australian Maritime Safety Authority also inspect our vessels. We believe that our well-maintained, high-quality tonnage should provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Although much of the necessary routine maintenance is carried out by the seafarers sailing on our ships, specialists and other contractors are used when required. Our superintendents regularly inspect all of our vessels; both at sea and while the vessels are in port. We inspect our vessels at least once per year using predetermined and rigorous criteria. After each vessel has been examined, we take specific actions to address any deficiencies, and improve the overall condition of the vessel, including safety standards and crew welfare.

We have obtained approval for our safety management system as being in compliance with the ISM Code. To have our safety management system certified as in compliance, the system is audited annually by DNV. In November 2000, our Document of Compliance was certified through November 2004. As part of our ISM Code compliance, we perform ongoing internal audits to maintain all vessels’ safety management certificates and DNV performs intermediate audits. DNV has also certified our UNS and Navion shuttle tankers as ISM Code compliant. In accordance with Australian regulations, classifications societies are not recognized to perform ISM Code audits for our Australian-flagged vessels. Thus, the Australian Maritime Safety Authority approves our safety management system by auditing our Australian-flagged vessels and our Australian operations.

Organizational Structure

See Exhibit 8.1 for a list of our significant subsidiaries as at March 31, 2004.

C. Regulations

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or their impact on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the tanker market and will accelerate the scrapping of older vessels throughout the industry.

Environmental Regulation — International Maritime Organization (or IMO). On March 6, 1992, the IMO adopted regulations that set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which went into effect on July 6, 1995 in many jurisdictions in which our tanker fleet operates, provide that:

•	tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double-side construction, unless they have wing tanks or double-bottom spaces, not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull, or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding;

•	tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction; and

•	all tankers are subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker (a) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (b) commences a major conversion or has its keel laid on or after January 6, 1994, or (c) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

On December 9, 2003, the IMO revised its regulations relating to the prevention of pollution from tankers. These regulations, which are scheduled to become effective April 5, 2005, will accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. Upon their effectiveness, the regulations will ban from world-wide trading the oldest single-hull tankers, representing approximately 10% of the current world tanker fleet. It is expected that a further 27% of the existing world tanker fleet will be excluded from the majority of the oil tanker trades by 2010. These regulations identify three categories of single-hull tankers, which include double-bottom and double-side tankers:

•	“Category 1 oil tanker” means any oil tanker of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which does not have segregated ballast tanks;

•	“Category 2 oil tanker” means any oil tanker of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which has segregated ballast tanks; and

•	“Category 3 oil tanker” means an oil tanker of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 oil tankers.

All of the single-hull tankers we operate are Category 2 oil tankers. As illustrated in the following table, the most recent IMO regulations provide for the phase-out on a rolling basis of Category 1 oil tankers by 2005 and of Category 2 oil tankers by 2010.

------------------------------------------------ ---------------------------------------------------------------------
Category of Oil Tanker                           Year To Be Removed From Service
------------------------------------------------ ---------------------------------------------------------------------

Category 1....................................   April 5, 2005 for ships delivered on April 5, 1982 or earlier
                                                 2005 for ships delivered after April 5, 1982

------------------------------------------------ ---------------------------------------------------------------------
Category 2 and Category 3.....................   April 5, 2005 for ships delivered on April 5, 1977 or earlier
                                                 2005 for ships delivered after April 5, 1977 but before January 1, 1978
                                                 2006 for ships delivered in 1978 and 1979
                                                 2007 for ships delivered in 1980 and 1981
                                                 2008 for ships delivered in 1982
                                                 2009 for ships delivered in 1983
                                                 2010 for ships delivered in 1984 or later
------------------------------------------------ ---------------------------------------------------------------------

However, under certain conditions, Category 2 and Category 3 oil tankers may continue in operation beyond the date set forth in the table above. For Category 2 and Category 3 oil tankers fitted with (a) double bottoms or double sides, not used for the carriage of oil, that extend to the entire cargo tank length or (b) double hull spaces, not meeting minimum distance protection requirements, which are not used for the carriage of oil and that extend to the entire cargo tank length, the vessel’s country of registry (or Flag State) may allow continued operation beyond 2010, provided that the ship was in service on July 1, 2001, the Flag State is satisfied by verification of the official records that the ship complied with the conditions specified, and that those conditions remain unchanged. Such continued operation must not go beyond the date on which the ship reaches 25 years of age after the date of delivery. In spite of this flag-state exemption, a port state may declare that it does not accept entry of such vessels after their phase-out date. The European Union, Cyprus and Malta have already declared that they will not permit the entry of such vessels.

Vessels must pass a Condition Assessment Scheme (or CAS) Survey after 2005 for Category 1 oil tankers, and after 2010 for Category 2 oil tankers. The CAS Survey includes surveys of the hull structure, including cargo tanks, pump rooms, cofferdams, pipe tunnels, void spaces within the cargo area and all ballast tanks.

The IMO’s accelerated phase out schedule will affect 22 of our vessels, effectively reducing the economic life of each of these vessels. As a result we have taken a non-cash write-down of the book value of the affected vessels totaling $56.9 million during the fourth quarter of 2003. The following table outlines the impact of these regulations on these 22 vessels:

    Number                                                                      Year of IMO             Year of IMO
      of        Vessel                   Hull                    Year            Phase-Out            Phase-Out Date
   Vessels         Type                  Type                   Built       (No Exemption) (2)       (With Exemption) (2)
--------------- ----------- -------------------------------- ------------- -------------------- --------------------------

      1         VLCC                       Single-Hull           1993              2010                     2015
      3         Aframax                    Single-Hull (1)       1988              2010                     2013
      3         Aframax                    Single-Hull (1)       1989              2010                     2014
      8         Aframax                    Single-Hull (1)       1990              2010                     2015
      4         Aframax                    Single-Hull (1)       1991              2010                     2015
      2         Aframax                    Double-Sided          1988              2010                     2013
      1         Aframax                    Double-Sided          1989              2010                     2014
(1)	Includes double-sided vessels treated as single-hull vessels due to ballast tank construction.

(2)	As described above, under certain conditions Flag States may permit an exemption which allows continued operation of Category 2 or 3 tankers in the waters of the Flag State beyond 2010 subject to satisfactory results from the CAS until the ship reaches 25 years of age or the anniversary date of the delivery in 2015, whichever is earlier.

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (or ISM Code). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject that party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Currently, each of our applicable vessels is ISM Code-certified. However, there can be no assurance that we will be able to maintain such certification in the future.

Environmental Regulations — The United States Oil Pollution Act of 1990 (or OPA 90). OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its 200 nautical mile exclusive economic zone.

Under OPA 90, vessel owners, operators and demise or bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

•	natural resources damages and the costs of assessment thereof,

•	real and personal property damages,

•	net loss of taxes, royalties, rents, fees and other lost revenues,

•	lost profits or impairment of earning capacity due to property or natural resources damage,

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and

•	loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation).

OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation).

These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations, including IMO conventions to which the U.S. is signature to, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each of our vessels pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could have a materially adverse effect on our business, financial condition and results of operations.

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

OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard (or Coast Guard) evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90, an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90.

The Coast Guard’s regulations concerning certificates of financial responsibility (or COFR) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR; and, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFR under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by providing a financial guaranty from a related company evidencing sufficient self-insurance for all our vessels trading into the United States. If other vessels in our fleet trade into the United States in the future, we expect to provide guaranties through self-insurance, or to obtain such guaranties from third-party insurers.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Owners or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things,

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge,”

•	describe crew training and drills, and

•	identify a qualified individual with full authority to implement removal actions. We have filed vessel response plans with the Coast Guard for the tankers we own and have received approval of such plans for all vessels in our fleet to operate in United States waters.

OPA 90 allows U.S. State legislatures to pre-empt associated regulation if the state’s regulations are equal or more stringent. Several coastal states such as California, Washington and Alaska require state specific COFR and vessel response plans.

Environmental Regulation — Other Environmental Initiatives.

On June 4, 2003, the European Union Parliament passed legislation that will accelerate the phase-out of single-hull tankers between now and 2010, ban the carriage of heavy crude oil and heavy fuel oils on single-hull tankers in European waters and impose a Condition Assessment Scheme for single-hull tankers older than 15 years. This new regulation effectively banned all Category 1 single hull tankers over the age of 23 years immediately, with all remaining Category 1 single hull tankers being phased out by 2005. The phase-out date for Category 2 single hull tankers is 2010, with double sided or double bottomed tankers being phased-out by the earlier of 2015 or 25 years of age. The regulations became effective on October 21, 2003, and immediately banned approximately 11% of the existing world tanker fleet from trading in European waters.

Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $5.78 million plus approximately $807 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $76.5 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

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

Shuttle Tanker Regulation

Our shuttle tankers primarily operate in the North Sea. In addition to the regulations imposed by the IMO, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations in those areas. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on our shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea.

D. Taxation of the Company

The following discussion is a summary of the principal United States, Bahamian, Bermudian, Marshall Islands and Norwegian tax laws applicable to us. The following discussion of tax matters, as well as the conclusions regarding certain issues of tax law that are reflected in such discussion, are based on current law. No assurance can be given that changes in or interpretation of existing laws will not occur or will not be retroactive or that anticipated future factual matters and circumstances will in fact occur. Our views have no binding effect or official status of any kind, and no assurance can be given that the conclusions discussed below would be sustained if challenged by taxing authorities.

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (or the Code), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.

We have made special U.S. tax elections in respect of some of our vessel-owning or vessel-operating subsidiaries that are potentially subject to U.S. tax as a result of deriving income attributable to the transportation of cargoes to or from the United States. Our Norwegian and Canadian subsidiaries that occasionally transport cargoes to and from the United States are eligible to claim exemption from United States tax under the United States-Norway or United States-Canada Income Tax Treaties. Other subsidiaries that are considered to derive income from sources within the United States rely on our ability to claim exemption under Section 883 of the Code.

For 2003 and 2002, approximately 12.3% and 17.9%, respectively, of our gross shipping revenues were derived from U.S. sources attributable to the transportation of cargoes to or from the United States. The average U.S. federal income tax on such U.S. source income, in the absence of exemption under Section 883, would have been 4% thereof, or approximately $7.8 million and $5.6 million, respectively, for 2003 and 2002.

Under Section 883 of the Code, we will be exempt from U.S. Taxation on our U.S. source shipping income if:

(a)	Teekay is organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883 (referred to as the “country of organization requirement”); and

(b)	Teekay can satisfy any one of the following three stock ownership requirements:

•	more than 50% of Teekay’s stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country;

•	Teekay is a “controlled foreign corporation” within the meaning of Section 957 of the Code and more than 50% of our shipping income is includible in the gross income of U.S. persons that own 10% or more of our stock; or

•	our stock is “primarily and regularly” traded on an established securities market located in the United States (referred to as the “publicly-traded requirement”).

Final Treasury regulations interpreting Section 883 were promulgated in August 2003 and became effective for calendar year taxpayers beginning January 1, 2004. For purposes of this discussion, we have assumed these regulations apply for 2003. We believe that we qualify for the Section 883 exemption from U.S. tax on U.S. source shipping income under the final Treasury Regulations on the basis that we satisfy the country of organization requirement and the publicly-traded requirement. We can give no assurance that any changes in the ownership of our stock subsequent to the date of this Annual Report will permit us to continue to qualify for the Section 883 exemption.

Marshall Islands, Bahamian and Bermudian Taxation

We believe that neither we nor our subsidiaries will be subject to taxation under the laws of the Marshall Islands, the Bahamas or Bermuda, and distributions by our subsidiaries to us also will not be subject to any taxes under the laws of such countries.

Norwegian Taxation

As of January 1, 2003, we no longer had subsidiaries in the Norwegian shipping tax regime. Therefore, our Norwegian subsidiaries are subject to the ordinary Norwegian corporate tax legislation, which in general charges a 28% tax on taxable income.

We record deferred taxes on the consolidated financial statements in accordance with accounting principles generally accepted in the United States. See Note 1 to our December 31, 2003 audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Teekay is one of the world’s leading providers of international crude oil and petroleum product transportation services, transporting oil for major oil companies, major oil traders and government agencies worldwide. As at December 31, 2003, our fleet (excluding vessels managed for third parties) consisted of 150 vessels (including 12 newbuildings on order, 55 vessels time-chartered-in and 4 vessels owned by joint ventures), for a total cargo-carrying capacity of approximately 15.6 million deadweight tonnes.

Our voyage revenues are derived from:

•	Spot voyages,
•	Time charters, whereby vessels are chartered to customers for a fixed period, and
•	Contracts of affreightment, where we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time.

Our fleet is divided into two main segments, the spot tanker segment and the fixed-rate segment.

Spot Tanker Segment

Our spot tanker segment consists of conventional crude oil tankers, oil/bulk/ore carriers, and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. All of our very large crude carrier fleet and substantially all of our conventional Aframax and Suezmax tanker fleets, large product and small product tanker fleets are among the vessels included in the spot tanker segment. Our dependence on the spot market, which is within industry norms, contributes to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. As at December 31, 2003, we had eight Aframax tankers on order in our spot tanker segment, scheduled to deliver during 2004 and 2005.

Fixed-Rate Segment

Our fixed-rate segment includes our shuttle tanker operations (Navion AS, or Navion, and Ugland Nordic Shipping, or UNS), floating storage and off-take vessels, a liquid petroleum gas carrier, and conventional crude oil, methanol and product tankers on long-term fixed-rate time-charter contracts or contracts of affreightment. Our shuttle tanker operations provide services to oil companies, primarily in the North Sea, under long-term fixed-rate contracts of affreightment or time-charter agreements. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the offshore oil platforms, which generally reduces oil production. As at December 31, 2003, we had four newbuilding vessels on order in our fixed-rate segment, with two Suezmax tankers scheduled to be delivered in the first quarter of 2004 (to be converted to shuttle tankers upon delivery) and two conventional crude oil tankers (one Suezmax and one Aframax) both of which delivered in January 2004. In August 2003, we entered into an agreement to provide a floating storage and offtake vessel to Unocal Thailand for a minimum period of 10 years. Our 1988-built Aframax tanker, the Namsan Spirit, will undergo conversion in preparation for delivery to Unocal in April 2004.

Pending Acquisition of Naviera F. Tapias S.A.

On March 15, 2004, we entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Tapias. See Item 4. Information on the Company: Pending Acquisition of Navieria F. Tapias S.A.

We expect to realize financial and operating benefits as a result of our pending acquisition of Tapias, including added stability to our cash flow and earnings throughout the tanker market cycle as a result of the fixed-rate, long-term nature of many of Tapias’ charter contracts. We expect the acquisition to be immediately accretive to earnings. Tapias’ long-term charter contracts with financially strong customers will add significantly to our fixed-rate segment. We anticipate that the acquisition will further increase our cash flow from vessel operations from long-term fixed-rate contracts. We believe the acquisition will give us a base to build upon in the high growth LNG shipping market and also provides us with further operating leverage to the spot tanker market.

Acquisition of 50% of PetroTrans Holdings Ltd.

On September 30, 2003, we acquired 50% of the issued and outstanding shares of PetroTrans Holdings Ltd., the parent company of Skaugen PetroTrans Inc. (or SPT). See Item 4. Information on the Company: Acquisition of 50% of PetroTrans Holdings Ltd. and Item 18 - Financial Statements: Note 5 - Acquisition of 50% of PetroTrans Holdings Ltd.

Acquisition of Navion AS

In April 2003, we completed our acquisition of 100% of the issued and outstanding shares of Navion AS for approximately $774.2 million in cash, including transaction costs of approximately $7.0 million. See Item 4. Information on the Company: Acquisition of Navion AS and Item 18 - Financial Statements: Note 3 - Acquisition of Navion AS.

Acquisition of Ugland Nordic Shipping AS

As of May 28, 2001, we had purchased 100% of the issued and outstanding shares of UNS (9% of which we purchased in 2000 and the remaining 91% of which we purchased in 2001), for $222.8 million in cash. See Item 4. Information on the Company: Acquisition of Ugland Nordic Shipping AS and Item 18 - Financial Statements: Note 4 - Acquisition of Ugland Nordic Shipping AS.

IMO and European Union Regulatory Changes

As described above under “Item 4. Information on the Company: Regulations”, both the International Maritime Organization (or IMO), the United Nations’ global maritime regulatory body and the European Union Parliament recently have adopted regulations that, among other things, will accelerate the phasing-out of single-hull tankers.

The IMO’s accelerated phase out schedule will affect 22 of our vessels, effectively reducing the economic life of each of these vessels. As a result, we have taken a non-cash write-down of the book value of the affected vessels totalling $56.9 million during the fourth quarter of 2003. In addition, we expect that the reduction in estimated useful lives of our single-hull vessels, along with the vessel writedown, will result in an annual decrease in net income of approximately $8.7 million by accelerating the depreciation on these vessels.

Management believes that these IMO regulations may result in a tightening of the world tanker supply and a reallocation of affected tonnage. This could result in firm tanker market conditions and strong tanker freight rates for modern vessels.

We are not aware of any other regulatory changes or environment liabilities that we anticipate will have a material impact on our current or future operations.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (or GAAP), which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a further description of our material accounting policies, see Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies.

Revenue Recognition

We generate a majority of our revenues from spot voyages and voyages servicing contracts of affreightment. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying the percentage of completion method, we believe that, in most cases, the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages and voyages servicing contracts of affreightment, with an exception for our shuttle tankers servicing contracts of affreightment with offshore oil fields. In this case a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting.

Revenues from time charters and bareboat charters are recorded over the term of the charter as service is provided.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life has become the prevailing standard. However, the actual life of a vessel may be different from the 25-year life, with a shorter life potentially resulting in an impairment loss. In addition, we have reduced the estimated useful lives from 25 years to an average of approximately 21 years for the 22 vessels affected by the previously mentioned IMO regulatory changes.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of these assets by comparing their carrying amount to future undiscounted cash flows that the assets are expected to generate over the useful remaining life. If we consider vessels and equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the assets over their fair market value.

Goodwill

Effective January 1, 2002, goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. An impairment test requires us to estimate future cash flows. If events or circumstances change, including reductions in anticipated cash flows generated by operations, goodwill could become impaired and require a charge to earnings. Based on our goodwill balance at December 31, 2001, we estimate that our annual net income will increase by approximately $4.5 million, by no longer amortizing goodwill.

Tanker Market Overview

Tanker freight rates strengthened significantly during 2003 as compared to 2002 and have increased further in the first quarter of 2004, mainly as a result of strong tanker demand and constrained fleet growth.

Global oil demand, an underlying driver of tanker demand, rose to 79.3 million barrels per day (mb/d) in 2003, a 3.7 mb/d, or 2%, increase over 2002. Strong world economic growth, particularly in China and the United States, was primarily responsible for the resurgence in oil demand.

Global oil supply increased by 2.7 mb/d to 79.3 mb/d during 2003 compared to 2002, as low oil inventories and strong world oil consumption supported high oil prices, which encouraged the Organization of Petroleum Exporting Countries (or OPEC) members to maintain high levels of production during the second half of 2003 even as Iraqi production output recovered. In February 2004, OPEC (excluding Iraq) announced a reduction in oil production quotas by 1 mb/d effective April 1, 2004, in anticipation of the normal seasonal reduction in world oil demand.

The size of the world tanker fleet increased to 316.8 million deadweight tonnes (mdwt) as of December 31, 2003, up 9.2 mdwt, or 3.1% from the end of 2002. Deletions aggregated 20.1 mdwt during 2003, compared to 18.4 mdwt during 2002, while deliveries of tanker newbuildings during 2003 totaled 30.5 mdwt, up from 23.6 mdwt during 2002.

As of December 31, 2003, the world tanker orderbook rose to 77.7 mdwt, representing 24.5% of the total world tanker fleet compared to 59.4 mdwt, or 19.3%, as of December 31, 2002. The Aframax tanker orderbook increased from 131 vessels as of December 31, 2002 to 155 vessels as of December 31, 2003.

The outlook for the tanker market for the remainder of 2004 is positive, since the balance between tanker demand and tanker supply is expected to continue to be relatively tight during this period. The International Energy Agency is forecasting an increase in oil demand of 1.8 mb/d, or 2.1%, in 2004 over 2003, which should typically lead to an approximate 3.5 to 4.0% increase in tanker demand. The 29.6 mdwt in scheduled new tanker deliveries in 2004 and the 7.2 mdwt in the first quarter of 2005 are expected to be largely offset by the impact of the recent IMO regulations, which are expected to phase-out 10% of the existing world tanker fleet, or 33.7 mdwt, by April 2005.

Results of Operations

In accordance with GAAP, we report voyage revenues in our income statements and include among our operating expenses our voyage expenses, which comprise all expenses relating to particular voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. However, bulk shipping industry freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of “time-charter equivalent” (or TCE rates), defined as voyage revenues less voyage expenses, divided by calendar-ship-days. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time-charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. Under time-charter contracts the charterer pays for the voyage expenses whereas the shipowner pays for voyage expenses under voyage charter contracts. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our two reportable segments. See Item 18 — Financial Statements: Note 2 – Segment Reporting.

The following tables compare our net voyage revenues by reportable segment for 2003, 2002, and 2001 to the most directly comparable GAAP financial measure:

-------------------- ---------------------------------- --------------------------------- -----------------------------------
                        Year Ended December 31, 2003       Year Ended December 31, 2002       Year Ended December 31, 2001
                         Spot      Fixed-                   Spot       Fixed-                 Spot       Fixed-
                        Tanker      Rate                   Tanker       Rate                 Tanker       Rate
                        Segment    Segment     Total       Segment     Segment    Total      Segment     Segment     Total
                       ($000's)   ($000's)    ($000's)    ($000's)    ($000's)   ($000's)   ($000's)    ($000's)    ($000's)
-------------------- ----------- ---------- ----------- ----------- ---------- ---------- ------------ ---------- -----------
Voyage Revenues       1,081,974    494,121   1,576,095     632,281    151,046    783,327     912,203    126,853    1,039,056
Voyage Expenses         342,928     51,728     394,656     234,376      5,079    239,455     246,270      3,292      249,562
-------------------- ----------- ---------- ----------- ----------- ---------- ---------- ------------ ---------- -----------
Net Voyage Revenues     739,046    442,393   1,181,439     397,905    145,967    543,872     665,933    123,561      789,494
-------------------- ----------- ---------- ----------- ----------- ---------- ---------- ------------ ---------- -----------

-------------------- ---------------------------------- --------------------------------- -----------------------------------
                        Year Ended December 31, 2003       Year Ended December 31, 2002       Year Ended December 31, 2001
                         Spot      Fixed-                   Spot       Fixed-                 Spot       Fixed-
                        Tanker      Rate                   Tanker       Rate                 Tanker       Rate
                        Segment    Segment     Total       Segment     Segment    Total      Segment     Segment     Total
                         (%)        (%)         (%)          (%)         (%)       (%)         (%)         (%)        (%)
-------------------- ----------- ---------- ----------- ----------- ---------- ---------- ------------ ---------- -----------
Voyage Revenues          69         31          100          81          19        100         88          12         100
Voyage Expenses          87         13          100          98           2        100         99           1         100
-------------------- ----------- ---------- ----------- ----------- ---------- ---------- ------------ ---------- -----------
Net Voyage Revenues      63         37          100          73          27        100         84          16         100
-------------------- ---------------------------------- --------------------------------- -----------------------------------

The following table outlines the TCE rates earned by the vessels in our spot tanker segment for 2003, 2002 and 2001:

----------------- --------------------------------- ---------------------------------- --------------------------------------
                    Year Ended December 31, 2003        Year Ended December 31, 2002        Year Ended December 31, 2001
                   Net Voyage             TCE per    Net Voyage              TCE per     Net Voyage                TCE per
                   Revenues    Calendar   calendar-  Revenues    Calendar   calendar-     Revenues    Calendar     calendar-
Vessel Type         (000's)      Days     ship-day    (000's)      Days      ship-day      (000's)      Days       ship-day
----------------- --------------------------------- ---------------------------------- --------------------------------------

VLCC                $36,891        819     $45,044     $6,257        365     $17,141      $12,355         365      $33,850
Suezmax              62,909      1,841      34,171          -          -           -            -           -            -
Aframax             535,260     21,489      24,909    340,643     21,383      15,930      586,183      21,519       27,240
Oil/Bulk/Ore (1)     39,849      2,451      16,258     32,749      2,920      11,215       39,806       2,920       13,632
Large Product        17,331        560      30,948          -          -           -            -           -            -
Small Product        27,960      2,416      11,573          -          -           -            -           -            -
----------------- --------------------------------- ---------------------------------- --------------------------------------
   Totals          $720,200     29,576     $24,351   $379,649     24,668     $15,390     $638,344      24,804      $25,736
================= ================================= ================================== ======================================

(1)     The oil/bulk/ore fleet’s net voyage revenues exclude $18.8 million (2003), $18.2 million (2002) and $27.6 million (2001) of net voyage revenues earned by the minority pool participants in the Panamax oil/bulk/ore pool that we operated prior to our disposition of all of our oil/bulk/ore carriers and the termination of the pool in 2003.

Year Ended December 31, 2003 versus Year Ended December 31, 2002

Our acquisition of Navion was completed during April 2003. Consequently, our 2003 financial results for both the Spot Tanker Segment and Fixed-Rate Segment only reflect Navion’s results of operations commencing April 1, 2003.

Spot Tanker Segment

TCE rates for the vessels in our spot tanker segment primarily depend on oil production and consumption levels, the number of vessels scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of our dependence on the spot tanker market, any fluctuations in TCE rates will impact our revenues and earnings. As a result of the previously mentioned strengthening in tanker freight rates during 2003, our average TCE rate for the vessels in our spot tanker segment increased 58.2% to $24,351 for 2003, from $15,390 for 2002. During 2003, approximately 63% of our net voyage revenues were earned by the vessels in the spot tanker segment, compared to approximately 73% in 2002. The decrease from 2002 was due primarily to our acquisition of Navion AS (or Navion) and its shuttle tanker fleet that is part of our fixed-rate segment, partially offset by an increase in spot tanker rates compared to 2002.

The average fleet size of our spot tanker fleet (including vessels chartered-in) increased 19.9% in 2003 compared to 2002, primarily due to our acquisition of Navion, and the delivery of three in-chartered newbuildings (two Aframax tankers delivered in April 2003 and August 2003, respectively, a VLCC delivered in June 2003) and a vessel under capital lease (an Aframax tanker delivered in September 2003). These increases were partially offset by the sale of 16 older tankers in the spot tanker segment during 2003. The average fleet size of our owned spot tanker fleet decreased 7.1% for 2003, compared to 2002, primarily due to the reasons mentioned above.

Net voyage revenues for the spot tanker segment increased 85.7% to $739.0 million for 2003, from $397.9 million for 2002. These increases were primarily due to the increases in average fleet size and average TCE rates from 2002.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and communication expenses, decreased 1.3% to $126.3 million for 2003, from $128.0 million for 2002. The decrease in vessel operating expenses was primarily due to the decreased size of our owned spot tanker fleet, partially offset by higher repairs and maintenance costs on our remaining vessels.

Time-charter hire expense increased 237.0% to $168.3 million for 2003, from $49.9 million for 2002. This increase was due primarily to the addition of the chartered-in vessels included as part of the Navion acquisition and the previously mentioned delivery of three additional chartered-in vessels.

Depreciation and amortization expense increased 0.9% to $106.4 million for 2003, from $105.4 million for 2002. The increase was primarily attributable to the larger fleet size resulting from our acquisition of Navion and increased drydock amortization substantially offset by the effect of the previously mentioned vessel dispositions. Depreciation and amortization expense included amortization of drydocking costs of $22.3 million for 2003, compared to $18.1 million for 2002. The increase in drydock amortization was primarily due to an increase in the amount of work done in drydock on average for most vessels during 2003 and an increase in the frequency of required drydockings for older vessels.

Fixed-Rate Segment

The average fleet size of our fixed-rate segment (including vessels chartered-in) increased 133.1% in 2003 compared to 2002, primarily due to our acquisition of Navion and the addition of four shuttle tankers (including deliveries of two newbuilding shuttle tankers) in 2003. In addition, the first three of five newbuilding conventional tankers on 12-year charters to ConocoPhillips were delivered in the latter half of 2003. The average fleet size of our owned fixed-rate segment increased 56.1% for 2003, compared to 2002, primarily due to the reasons mentioned above.

Net voyage revenues increased 203.1% to $442.4 million for 2003, from $146.0 million for 2002 primarily due to the 133.1% increase in fleet size. The shuttle tankers acquired as part of our acquisition of Navion generated, on average, more revenue per ship than the remaining vessels in our fixed rate segment. During 2003, approximately 37% of our net voyage revenues were earned by the vessels in the fixed-rate segment, compared to approximately 27% in 2002.

Vessel operating expenses increased 110.7% to $84.4 million for 2003, from $40.1 million for 2002. The increase in vessel operating expenses was primarily due to the 56.1% increase in fleet size. The shuttle tankers acquired as part of our acquisition of Navion incurred, on average, higher operating costs per ship than the remaining vessels in our fixed rate segment. Other less significant reasons for the increase in vessel operating expenses were higher repair, maintenance and crewing costs, and the appreciation of the Norwegian Kroner against the U.S. Dollar.

Time-charter hire expense was $136.3 million for 2003. We incurred no time-charter hire expense in 2002, as we did not have any chartered-in tankers in the fixed-rate segment prior to our acquisition of Navion. As at December 31, 2003, we had 13 chartered-in shuttle tankers and three chartered-in methanol carriers.

Depreciation and amortization expense increased 93.4% to $84.9 million for 2003, from $43.9 million for 2002. The increase was mainly due to increased vessel cost amortization as a result of the 56.1% increase in fleet size and the amortization of the estimated fair market value of the contracts of affreightment we acquired as part of the Navion acquisition. Depreciation and amortization expense included amortization of drydocking costs of $4.2 million for 2003, compared to $3.7 million for 2002.

Other Operating Results

General and administrative expenses increased 48.7% to $85.1 million for 2003, from $57.2 million for 2002, primarily as a result of the Navion acquisition, a special compensation expense to an executive officer and the appreciation of several major currencies against the U.S. Dollar.

As previously mentioned, we wrote down our vessel book values by $56.9 million in the fourth quarter of 2003 due to changes in IMO regulations, and we sold 16 older vessels in 2003 as part of our fleet renewal program. These dispositions resulted in a $34.7 million writedown in the book value of these vessels, partially offset by a $1.2 million gain on the sale of some of the vessels. There were no vessel writedowns or vessel dispositions in 2002.

During 2003, we incurred a $6.4 million restructuring charge associated with the closure of our offices in Oslo, Norway and Melbourne, Australia, and severance costs related to the termination of seafaring staff.

Equity income from 50%-owned joint ventures increased 54.1% to $7.0 million for 2003, from $4.5 million for 2002, primarily as a result of our acquisition of a 50% interest in SPT during September 2003.

Interest expense increased 39.7% to $81.0 million for 2003, from $58.0 million for 2002. This increase primarily reflects interest on the additional debt we incurred to acquire Navion.

Interest income increased 12.2% to $3.9 million for 2003, compared to $3.5 million for 2002. This increase was primarily due to interest earned on higher average cash balances, partially offset by lower interest rates.

Other loss of $45.5 million for 2003 was primarily comprised of income taxes, a loss on redemption of $57.9 million of our 8.32% First Preferred Ship Mortgage Notes, a writedown of available-for-sale securities, goodwill and other assets, minority interest expense, and foreign exchange losses, partially offset by dividend income from NAT, leasing income from our volatile organic compound emissions equipment and a gain on the disposition of available-for-sale securities. Other loss of $16.0 million for 2002 was primarily comprised of income taxes, the settlement of a contingent payment relating to our purchase in 1993 of all the issued and outstanding shares of Palm Shipping Inc. (now Teekay Chartering Limited), a loss on sale of available-for-sale securities, and minority interest expense, partially offset by dividend income from NAT, and foreign exchange gains.

As a result of the foregoing factors, net income increased to $177.4 million for 2003, from $53.4 million for 2002.

Year Ended December 31, 2002 versus Year Ended December 31, 2001

Spot Tanker Segment

The average size of our spot tanker fleet (including vessels chartered-in) remained substantially unchanged for 2002 compared to 2001.

In response to a slowing global economy, OPEC made a series of oil production cuts during 2001. These cuts resulted in reduced tanker demand, contributing to a significant decline in average TCE rates during the last three quarters of 2001. Average TCE rates continued to decline in the first nine months of 2002. Primarily due to increased global oil demand and oil production in the fourth quarter of 2002, the general strike in Venezuela, and the sinking of the tanker Prestige, TCE rates increased in the fourth quarter of 2002. Overall, our average TCE rate for the vessels in our spot tanker segment decreased 43.5% to $15,390 for 2002 from $27,240 for 2001. During 2002, approximately 73% of our net voyage revenues were earned by the vessels in the spot tanker segment, compared to approximately 84% in 2001. This decrease was due primarily to the decrease in spot tanker rates in 2002.

Net voyage revenues for our spot tanker segment decreased 40.2% to $397.9 million for 2002, from $665.9 million for 2001. This decrease was primarily due to the reduction in our average TCE rates from 2001.

Vessel operating expenses increased 3.4% to $128.0 million for 2002, from $123.8 million for 2001. This increase was primarily due to higher repair and maintenance costs.

Time charter hire expense decreased 24.3% to $49.9 million for 2002, from $66.0 million for 2001, due primarily to a decrease in the average TCE rates earned in the oil/bulk/ore carrier pool that we managed, a reduction in the number of vessels owned by minority participants in that pool of vessels, and a decrease in the average number of vessels that we time-chartered-in. The minority participants’ share of the net voyage revenues of the oil/bulk/ore carrier pool, which is reflected as a time-charter hire expense, was $18.3 million for 2002, compared to $27.6 million for 2001. The average number of vessels time-chartered-in by us as part of our spot tanker segment, excluding the oil/bulk/ore carriers, was five in 2002, compared to six in 2001.

Depreciation and amortization expense increased 7.4% to $105.4 million for 2002, from $98.1 million for 2001. This increase was primarily attributable to the purchase of a 2001-built Suezmax tanker in June 2002 and an increase in drydock amortization expense. Depreciation and amortization expense included amortization of drydocking costs of $18.1 million for 2002, compared to $11.2 million for 2001. The increase in drydock amortization was primarily the result of our acceleration of drydock maintenance on certain vessels during 2002 and the increase in frequency of required drydockings for vessels older than 15 years of age.

Fixed-Rate Segment

The average fleet size of our fixed-rate segment increased 20.5% for 2002 compared to 2001 primarily due to our acquisition of UNS, whose operating results were consolidated with our financial statements beginning March 6, 2001.

Net voyage revenues increased 18.1% to $146.0 million for 2002, from $123.6 million for 2001 primarily due to the increase in fleet size. During 2002, approximately 27% of our net voyage revenues were earned by the vessels in the fixed-rate segment, compared to approximately 16% in 2001.

Vessel operating expenses increased 29.0% to $40.1 million for 2002, from $31.1 million for 2001. The increase in vessel operating expenses was primarily due to the acquisition of UNS and to a lessor extent, the appreciation of the Norwegian Kroner against the U.S. Dollar.

Depreciation and amortization expense increased 15.0% to $43.9 million for 2002, from $38.2 million for 2001. The increase was mainly due to the acquisition of UNS, which resulted in an increase in the average size and average cost base of our owned fleet, partially offset by the elimination of goodwill amortization. Depreciation and amortization expense included amortization of drydocking costs of $3.7 million for 2002, compared to $3.0 million for 2001.

Other Operating Results

General and administrative expenses increased 17.1% to $57.2 million for 2002, from $48.9 million for 2001, primarily as a result of the acquisition of UNS and an increase in the number of shore staff and investments in systems and infrastructure that were made in order to support our plans for growth.

Interest expense decreased 12.5% to $58.0 million for 2002, from $66.2 million for 2001. This decrease reflects lower interest rates, partially offset by the additional debt assumed as part of the UNS acquisition.

Interest income decreased 62.0% to $3.5 million for 2002, compared to $9.2 million for 2001, mainly as a result of lower interest rates.

Equity income from 50%-owned joint ventures decreased 73.9% to $4.5 million for 2002, from $17.3 million for 2001, mainly as a result of the sale of three 50%-owned vessels during 2001. These vessel sales resulted in a $10.2 million gain in 2002.

Other loss of $16.0 million for 2002 was primarily comprised of income taxes, the settlement of a contingent payment relating to our purchase in 1993 of all the issued and outstanding shares of Palm Shipping Inc. (now Teekay Chartering Limited), a loss on sale of available-for-sale securities, and minority interest expense, partially offset by dividend income from NAT, and foreign exchange gains. Other loss of $7.2 million for 2001 was primarily comprised of income tax expense and minority interest expense, partially offset by dividend income from NAT, a gain on the disposition of available-for-sale securities, and foreign exchange gains.

As a result of the foregoing factors, net income declined to $53.4 million for 2002, from $336.5 million for 2001.

Liquidity and Capital Resources

As at December 31, 2003, our total cash and cash equivalents was $292.3 million, compared to $284.6 million at December 31, 2002. Our total liquidity, including cash, short-term marketable securities and undrawn long-term borrowings, was $774.8 million as at December 31, 2003, up from $525.3 million as at December 31, 2002. The increase in liquidity was mainly the result of our use of the net proceeds from our February 2003 public offering of 7.25% Premium Equity Participating Security Units (or the Equity Units) to pre-pay a portion of the outstanding balance of our revolving credit facilities (or the Revolvers), the proceeds from our sale of vessels and our net cash flow from operating activities generated during 2003, partially offset by cash used for capital expenditures (including the purchase of Navion and SPT), debt repayments, and dividend payments. In our opinion, working capital is sufficient for our present requirements.

Net cash flow from operating activities increased to $455.6 million in 2003 from $179.5 million in 2002, mainly reflecting the significant increase in our average spot TCE rates and the increase in our fleet size.

Scheduled debt repayments were $62.6 million during 2003 compared to $51.8 million during 2002. Debt prepayments were $1,466.8 million during 2003 compared to $8.0 million during 2002. Of our debt prepayments, $500 million resulted from our funding of the Navion acquisition by borrowing under a $500 million 364-day facility, which was subsequently replaced by a $550 million revolving credit facility. In addition, $966.8 million was used to prepay our other two Revolvers, refinance one of our term loans and repurchase $57.9 million of our 8.32% First Preferred Ship Mortgage Notes (or the 8.32% Notes). Occasionally we use our Revolvers to temporarily finance capital expenditures until permanent financing is obtained, at which time we typically use all or a portion of the proceeds from the permanent financings to prepay outstanding amounts under the Revolvers.

As at December 31, 2003, our total debt was $1,600.1 million, compared to $1,130.8 million as at December 31, 2002. As at December 31, 2003, our Revolvers provided for borrowings of up to $912.5 million, of which $482.5 million was undrawn. The amount available under the Revolvers reduces semi-annually, by a combined $59.3 million, with final balloon reductions scheduled for one Revolver in 2006 and for the other two Revolvers in 2008. Our 8.32% Notes are due February 1, 2008 and are subject to a sinking fund which retires $45.0 million principal amount of the 8.32% Notes on February 1 of each year, commencing 2004. Our Equity Units are due May 18, 2006 and our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in quarterly or semi-annual payments with varying maturities through 2013. See Item 18 – Financial Statements: Note 9 – Long-Term Debt.

Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the specified subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that we can make, including dividends and purchases of our own capital stock, was limited to $515.3 million as of December 31, 2003. Certain of the loan agreements require that a minimum level of free cash be maintained. As at December 31, 2003, this amount was $100 million.

We conduct our funding and treasury activities within corporate policies to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. dollars, with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds, Euros and Norwegian Kroner.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices, and spot market rates for vessels. We use forward foreign currency contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price risks and spot tanker rates but we do not use these financial instruments for trading or speculative purposes. See Item 11 – Quantitative and Qualitative Disclosures About Market Risk.

Dividends declared during 2003 were $35.7 million, or $0.895 per share. In October 2003, we increased our quarterly dividend from $0.215 per share to $0.25 per share.

During 2003, we incurred capital expenditures for vessels and equipment of $372.4 million. These capital expenditures primarily represented the installment payments on our newbuildings. Cash expenditures for drydocking increased to $42.7 million for 2003, compared to $34.9 million during 2002, due primarily to our acquisition of Navion.

As at December 31, 2003, we were committed to the construction of nine Aframax tankers, two Suezmax tankers scheduled for conversion to shuttle tankers upon delivery, and one Suezmax tanker. See Item 18 – Financial Statements: Note 16 – Commitments and Contingencies. On January 15, 2004, we ordered four conventional Aframax newbuildings and two purpose-built lightering ships under two separate agreements. The aggregate cost of these vessels is approximately $260 million, including construction supervision costs and capitalized interest.

We are also committed to a 15-year capital lease on an Aframax tanker that was delivered in September 2003. The lease will require minimum payments of $65.5 million, including a purchase obligation payment, over the remaining term of the lease.

The following table summarizes our long-term contractual obligations as at December 31, 2003 (in millions of U.S. dollars).

--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------

                                                 2004      2005      2006      2007     2008      There     Total
                                                                                                 -after
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
 Long-term debt                                 102.1     157.8     314.0     127.6    317.4      581.2    1,600.1
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
 Chartered-in vessels (operating leases)        390.2     304.2     278.5     198.9    121.0      270.4    1,563.2
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
 Commitment for chartered-in vessel
   (capital lease)                                4.1       4.1       4.1       4.1      4.1       45.0       65.5
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
 Newbuilding and conversion installments(1)     263.1      95.4      28.1         -        -          -      386.6
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
 Volatile organic compound emissions
    equipment                                    25.7         -         -         -        -          -       25.7
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
      Total                                     785.2     561.5     624.7     330.6    442.5      896.6    3,641.1
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
(1)	Excludes our commitments for the construction of four conventional Aframax newbuildings and two purpose-built lightering ships ordered in January 2004.

We and certain of our subsidiaries have guaranteed our share of the outstanding mortgage debt in four 50%-owned joint venture companies. See Item 18 — Financial Statements: Note 16 – Commitments and Contingencies.

The sale of 16 older vessels and the sale and leaseback of three Aframax tankers during 2003 generated gross proceeds of $242.1 million. There were no dispositions in 2002.

In February 2003, we completed our offering of Equity Units for gross proceeds of $143.75 million. See Item 18 — Financial Statements: Note 9 – Long-Term Debt.

In July 2003, we purchased a 16% ownership interest in A/S Dampskibsselskabet Torm (or Torm) for a total investment of approximately $37.3 million. See Item 18 — Financial Statements: Note 6 – Investments in Marketable Securities. Torm’s common shares are listed on the Copenhagen Stock Exchange and its American Depository Shares are quoted on the Nasdaq SmallCap Market. Headquartered in Copenhagen, Denmark, Torm is a leading carrier of refined petroleum products, operating three product tanker pools totaling over 60 vessels and a drybulk carrier pool with approximately 19 vessels.

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue these opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings and the issuance of additional shares of capital stock.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2003 are listed below:

Name                                Age   Position

C. Sean Day                         54    Director and Chair of the Board
Bjorn Moller                        46    Director, President and Chief Executive Officer
Axel Karlshoej                      63    Director and Chair Emeritus
Bruce C. Bell                       56    Director
Dr. Ian D. Blackburne               58    Director
Thomas Kuo-Yuen Hsu                 56    Director
Leif O. Hoegh                       40    Director
Eileen A. Mercier                   56    Director
Tore I. Sandvold                    57    Director
Peter Antturi                       45    President, Teekay Navion Shuttle Tankers, a division of Teekay Shipping Corporation
Arthur Bensler                      46    SVP, Secretary and General Counsel
Peter Evensen                       45    EVP and Chief Financial Officer
David Glendinning                   50    President, Teekay Gas and Offshore, a division of Teekay Shipping Corporation
Jennifer Gordon                     42    SVP, Corporate Resources
Vincent Lok                         36    SVP and Treasurer
Graham Westgarth                    49    President, Teekay Marine Services, a division of Teekay Shipping Corporation
Paul Wogan                          41    President, Teekay Tanker Services, a division of Teekay Shipping Corporation

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as our Chair of the Board since September 1999. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation. Mr. Day is a director of the company that constitutes our largest shareholder. See Item 7 – Related Party Transactions.

Bjorn Moller became our President and Chief Executive Officer in April 1998. Mr. Moller has over 20 years’ experience in shipping and has served in senior management positions with Teekay for more than 15 years. He has headed our overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed our global chartering operations and business development activities.

Axel Karlshoej was Chair of the Board from June 1994 to September 1999, and has been Chair Emeritus since stepping down as Chair. Mr. Karlshoej is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of the late J. Torben Karlshoej, Teekay’s founder.

Bruce C. Bell is the Managing Director of Oceanic Bank and Trust Limited, a Bahamian bank and trust company, a position he has held since March 1994. Prior to joining Oceanic Bank and Trust, Mr. Bell was engaged in the private practice of law in Canada, specializing in corporate/commercial, banking and international business transactions. From May 2000 until May 2003, Mr. Bell served as our Corporate Secretary. Mr. Bell is a director of the company that constitutes our largest shareholder. See Item 7 – Related Party Transactions.

Dr. Ian D. Blackburne has over 25 years’ experience in petroleum refining and marketing, and in March 2000 he retired as Managing Director and CEO of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as Chairman of CSR Limited and is a director of Suncorp-Metway Ltd., Australian public companies in the diversified industrial and financial sectors. Dr. Blackburne is also the Chairman of the Australian Nuclear Science and Technology Organization.

Thomas Kuo-Yuen Hsu has served 30 years with, and is presently Executive Director of, Expedo & Company (London) Ltd., which is part of the Expedo Group of Companies that manages a fleet of eight vessels ranging in size from 20,000 dwt to 150,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988.

Leif O. Höegh was appointed as a director in June 1999 in connection with our acquisition of Bona Shipholding Ltd. He served as a director of Bona from November 1993 to June 1999 and as its Chairman from June 1998 to June 1999. Mr. Höegh is the joint controlling shareholder and Deputy Chairman of Leif Höegh and Co. Ltd., a shipping company. He also serves as a director of NeoMed Management Ltd. and as the Chairman of Höegh Capital Partners, Inc.

Eileen A. Mercier has over 30 years’ experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for AbitibiPrice Inc. from 1990 to 1995. She also currently serves as a director for CGI Group Inc., Quebecor World Inc., Winpak Ltd., Hydro One Inc., ING Bank of Canada, Shermag Inc., York University, and the University Health Network.

Tore I. Sandvold has over 30 years’ experience in the oil and energy industry. From 1973 to 1987 he served in the Norwegian Ministry of Industry, Oil & Energy in a variety of positions in the area of domestic and international energy policy. From 1987 to 1990 he served as the Counselor for Energy in the Norwegian Embassy in Washington, D.C. From 1990 to 2001 Mr. Sandvold served as Director General of the Norwegian Ministry of Oil & Energy, with overall responsibility for Norway’s national and international oil and gas policy. From 2001 to 2002 he served as Chairman of the Board of Petoro, the Norwegian state-owned oil company that is the largest oil asset manager on the Norwegian continental shelf. From 2002 to the present, Mr. Sandvold, through his company, Sandvold Energy AS, has acted as advisor to companies and advisory bodies in the energy industry. Mr. Sandvold serves on a number of other boards, including those of Offshore Northern Seas, Ruhrgas Norge AS, Stavanger University College and the Energy Policy Foundation of Norway.

Peter Antturi joined Teekay in September 1991. Since then, he has held a number of finance and accounting positions, including Controller from March 1992 until his promotion to the position of Senior Vice President, Treasurer and Chief Financial Officer in October 1997. In 2003 he became President of Navion AS upon the closing of our acquisition of Navion. In November 2003 Mr. Antturi was appointed President of our Teekay Navion Shuttle Tankers division, which is responsible for the shuttle tanker activities and projects of our two wholly owned subsidiaries, Navion AS and Ugland Nordic Shipping AS. Prior to joining Teekay, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

Arthur Bensler joined Teekay in September 1998 as General Counsel. He was promoted to the position of Vice President in March 2002 and became our Corporate Secretary in March 2003. He was appointed Senior Vice President in February 2004. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada law firm, where he practiced corporate, commercial and maritime law since 1986.

Peter Evensen joined Teekay in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Financial Officer in February 2004. Mr. Evensen has extensive experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

David Glendinning joined Teekay in January 1987. Since then, he has worked in a number of senior positions , including service as Vice President, Marine and Commercial Operations from January 1995 until his promotion to Senior Vice President, Customer Relations and Marine Project Development in February 1999. In November 2003 Mr. Glendinning was appointed President of our Teekay Gas and Offshore division, which is responsible for our initiatives in the liquefied natural gas business and other areas of gas activity as well as building on our international presence in the Floating Storage and Offtake business and related offshore activities. Prior to joining Teekay, Mr. Glendinning, who is a Master Mariner, had 18 years’ sea service on oil tankers of various types and sizes.

Jennifer Gordon joined Teekay in April 2004 as Senior Vice President, Corporate Resources. Prior to joining Teekay, Ms. Gordon was Senior Vice President, Human Resources of Placer Dome Inc. an international gold, silver and copper mining company. Her experience includes positions in human resources management at Finning International Inc., Colgate-Palmolive Canada Inc. and Suncor Energy Inc.

Vincent Lok joined Teekay in 1993. Since that time, he has held a number of finance and accounting positions, including Controller from 1997 until his promotion to the position of Vice President, Finance in March 2002. He was appointed Senior Vice President and Treasurer in February 2004. Prior to joining Teekay, Mr. Lok worked in the Vancouver, Canada audit practice of Deloitte & Touche.

Graham Westgarth joined Teekay in February 1999 as Vice President, Marine Operations. He was promoted to the position of Senior Vice President, Marine Operations in December 1999. In November 2003 Mr. Westgarth was appointed President of our Teekay Marine Services division, which is responsible for all of our marine and technical operations as well as marketing a range of services and products to third-parties, such as marine consulting services and computer-based marine training software. He has extensive shipping industry experience. Prior to joining Teekay he spent eighteen of those years at sea, including five years in a command position. He joined Teekay from Maersk Company (UK) where he joined as Master in 1987 before being promoted to General Manager in 1994.

Paul Wogan joined Teekay in November 2000 as the Managing Director of the London office. He was promoted to the position of Vice President, Business Development in March 2002. In November 2003 Mr. Wogan was appointed President of our Teekay Tanker Services division, which is responsible for the commercial management of our conventional crude oil and product tanker transportation services. Prior to joining Teekay, Mr. Wogan was with the chartering arm of a major crude oil and product carrier fleet controlled by the Ceres Hellenic Group (Livanos), which subsequently founded Seachem Tankers Ltd., a chemical tanker company, where he served as the Chief Executive Officer from 1997 until joining Teekay.

Compensation of Directors and Senior Management

The aggregate compensation earned by Teekay’s nine executive officers listed above, or the Executive Officers, for 2003 was $4,754,041, a portion of which was attributable to payments made pursuant to our bonus plans, which consider both company and individual performance for a given period. For 2003, we also contributed an aggregate of $247,934 to provide pension and similar benefits for the Executive Officers. These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an exchange rate of 1.3 Canadian Dollars for each U.S. Dollar, the exchange rate in effect on December 31, 2003. The actual U.S. Dollar equivalent amounts paid by us were significantly lower than the amounts indicated above, due to our currency hedging activities related to these compensation payments. In November 2003, we also granted 36,250 shares of restricted stock with a fair value of $1.4 million, based on the quoted market price, as compensation to one of our executive officers. During 2003, we granted stock options to purchase an aggregate of 222,100 shares of our common stock and stock appreciation rights (or SARs) with respect to 86,500 shares of common stock, to the Executive Officers under our 1995 Stock Option Plan and 2003 Equity Incentive Plan. The weighted-average exercise price of these stock options and SARs is $39.51 per share. These options expire March 10, 2013, ten years after the date of the grant, while the SARs expire between May 28, 2006 and March 10, 2013. The SARs only permit settlement in cash, and will not result in the issuance of any shares of our common stock. The SARs were granted to one of the Executive Officers in replacement of stock options previously granted but cancelled in connection with the relocation of that Executive Officer.

During 2003, the eight non-employee directors received, in the aggregate, approximately $480,000 for their services as directors plus reimbursement of their out-of-pocket expenses. In addition, each non-employee director received a $50,000 annual retainer to be paid by way of a grant of restricted stock or stock options under our 2003 Equity Incentive Plan, at the director’s election. During 2003, certain of the directors elected to receive stock options to purchase an aggregate of 12,000 shares of our common stock at an exercise price of $40.00 per share. These options expire March 10, 2013, ten years after the date of the grant. Certain other directors elected to receive 5,000 shares of restricted stock.

Options to Purchase Securities From Registrant or Subsidiaries

As at December 31, 2003 we had reserved pursuant to our 1995 Stock Option Plan, which was terminated with respect to new grants effective September 2003, and our 2003 Equity Incentive Plan, which was adopted effective on the same date (together, the Plans) 4,920,685 shares of common stock for issuance upon exercise of options granted or to be granted. During the years ended December 31, 2003, 2002, and 2001, we granted options under the Plans to acquire up to 1,059,580, 1,026,025, and 863,200 shares of common stock, respectively, to eligible officers, employees, and directors. The options under the Plans have a 10-year term and vest equally over three years from the grant date. The outstanding options under the Plan are exercisable at prices ranging from $16.88 to $41.19 per share, with a weighted average exercise price of $34.35 per share, and expire between July 19, 2005 and March 10, 2013, ten years after the date of each grant.

We also granted SARs with respect to 86,500 shares of common stock to one executive officer during 2003 in replacement of stock options previously granted but cancelled in connection with the relocation of the executive officer.

Board Practices

The Board of Directors consists of nine members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualifies. Directors Leif O. Höegh, Eileen A. Mercier and Tore I. Sandvold have terms expiring in 2004 and have been nominated by the Board of Directors for re-election at the 2004 Annual Meeting of Shareholders. Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej, and Bjorn Moller have terms expiring in 2005. Directors Bruce C. Bell, C. Sean Day, and Dr. Ian D. Blackburne have terms expiring in 2006.

Other than an employment agreement between us and Mr. Moller, our President and Chief Executive Officer, which provides that Mr. Moller shall be paid cash severance upon termination of his employment, there are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following three committees: Audit Committee, Compensation Committee, and Nominating and Governance Committee. The membership of these committees during 2003 and the function of each of the committees are described below. Each of the committees operates under a written charter adopted by the Board. All of the committee charters are available on our website at www.teekay.com. During 2003, the Board held nine meetings. Each director attended all Board meetings, except for two Board meetings at which one director each was absent. Each director attended all applicable committee meetings.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee includes Eileen A. Mercier (Chair), Leif O. Höegh and Tore I. Sandvold. All members of the committee are financially literate and the Board has determined that Ms. Mercier qualifies as an audit committee financial expert. The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of: the integrity of our financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function and independent auditors.

Our Compensation Committee includes Axel Karlshoej (Chair), Ian D. Blackburne and Thomas Kuo-Yuen Hsu. The Compensation Committee reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of these goals and objectives and, either as a Committee or with the Board’s other independent directors, determines the Chief Executive’s compensation; reviews and approves the evaluation process and compensation structure for executives, other than the Chief Executive Officer, evaluates their performance and sets their compensation based on this evaluation; reviews and makes recommendations to the Board regarding compensation for directors; establishes and administers long-term incentive-compensation and equity-based plans; and oversees our other compensation plans, policies and programs.

Our Nominating and Governance Committee includes C. Sean Day (Chair), Bruce C. Bell and Eileen A. Mercier. The Nominating and Governance Committee: identifies individuals qualified to become Board members; selects and recommends to the Board director and committee member candidates; develops and recommends to the Board corporate governance principles and policies applicable to us, monitors compliance with these principles and policies and recommends to the Board appropriate changes; and oversees the evaluation of the Board and management.

Crewing and Staff

As at December 31, 2003, we employed approximately 4,000 seagoing and 700 shore-based personnel, compared to approximately 3,650 seagoing and 450 shore-based personnel as at December 31, 2002 and 2001. The increase in personnel from December 31, 2002 to December 31, 2003 was primarily due to our acquisition of Navion in April 2003.

We regard attracting and retaining motivated seagoing personnel as a top priority. Through our global manning organization comprised of offices in Glasgow, Scotland, Grimstad, Norway, Riga, Latvia, Manila, Philippines, Mumbai, India, and Sydney, Australia, we offer seafarers highly competitive employment packages and comprehensive benefits. We also provide excellent opportunities for personal and career development, which relate to our philosophy of promoting internally.

During fiscal 1996, we entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London that covers substantially all of our junior officers and seamen. We are also party to Enterprise Bargaining Agreements with various Australian maritime unions that covers officers and seamen employed through our Australian operations.

We see our commitment to training as fundamental to the development of the highest caliber seafarers for our marine operations. Our cadet training program is designed to balance academic learning with hands-on training at sea. We have relationships with training institutions in Canada, Croatia, India, Latvia, Norway, Philippines, Turkey, and the United Kingdom. After receiving formal instruction at one of these institutions, the cadets’ training continues on board a Teekay vessel. We also have a career development plan that is designed to ensure a continuous flow of qualified officers who are trained on our vessels and are familiar with our operational standards, systems and policies. We believe that high-quality manning and training policies will play an increasingly important role in distinguishing larger independent tanker companies that have in-house, or affiliate, capabilities from smaller companies that must rely on outside ship managers and crewing agents.

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 15, 2004, of our common stock by the directors and Executive Officers as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2004 (60 days after March 15, 2004) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group                                                     Shares Owned      Percent of Class
All directors and Executive Officers (17 persons)..........................      967,340(1)           2.3%(2)
(1)	Includes 911,290 shares of common stock subject to stock options exercisable by May 14, 2004 under our 1995 Stock Option Plan with a weighted average exercise price of $27.87 that expire between May 28, 2006 and May 5, 2013. Excludes (a) 151,460 shares of common stock subject to stock options exercisable after May 14, 2004 under our 1995 and 2003 Stock Option Plans with a weighted average exercise price of $39.32, that expire between March 11, 2012 and May 5, 2013 and (b) shares owned by Resolute Investments, Inc. See Item 7 – Major Shareholders and Related Party Transactions.

(2)	Each director and Executive Officer beneficially owns less than one percent of the outstanding shares of common stock.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

(a)     The following table sets forth information regarding beneficial ownership, as of March 15, 2004, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2004 (60 days after March 15, 2004) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of Person or Group                                                     Shares Owned       Percent of Class

Resolute Investments, Inc. (1).............................................      16,515,690              40.2%

FMR Corp., Edward C. Johnson 3rd and Abigail P. Johnson, as a group(2).....       4,701,798              11.4%

Neuberger Berman, Inc. and Neuberger Berman, LLC, as a group(3) ...........       2,883,352               7.0%

Hotchkis and Wiley Capital Management , LLC(4) ............................       2,116,870               5.1%

________________________________

(1)	Two of our directors are officers and directors of Resolute Investments, Inc. Two additional Teekay directors are directors of the entity that ultimately controls Resolute See "--Related Party Transactions."

(2)	Includes sole voting power as to 152,033 shares and sole dispositive power as to 4,701,798 shares. This information is based on the Schedule 13G/A filed by this group with the SEC on February 17, 2004. Based on prior information filed with the SEC, FMR Corp.'s beneficial ownership in Teekay was 14.03% on March 15, 2003 and 5.73% on March 15, 2002.

(3)	Includes sole voting power as to 1,152,505 shares, shared voting power as to 1,184,000 shares and shared dispositive power as to 2,883,352 shares. Neuberger Berman, LLC and Neuberger Berman Management Inc. both have shared voting and dispositive power. Neuberger Berman, LLC and Neuberger Management Inc. serve as sub-adviser and investment manager, respectively, of Neuberger Berman Inc.'s mutual funds. This information is based on the Schedule 13G/A filed by this group on February 12, 2004. Based on prior information filed with the SEC, Neuberger Berman Inc's beneficial ownership in Teekay was less than 5% on March 15, 2003 and 9.65% on March 15, 2002.

(4)	Includes sole voting power as to 1,681,170 shares and sole dispositive power as to 2,075,570 shares. This information is based on the Schedule 13G/A filed with the SEC February 9, 2004. Based on prior information filed with the SEC, Hotchkis and Wilely Capital Management's beneficial ownership in Teekay was less than 5% on March 15, 2003 and 2002.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Teekay.

Related Party Transactions

As at December 31, 2003, Resolute Investments, Inc. (or Resolute) owned 40.7% of our outstanding Common Stock. Two of our directors, C. Sean Day and Bruce Bell, are directors and the Chairman and Vice President, respectively, of Resolute. Two additional directors, Thomas Kuo-Yuen Hsu and Axel Karlshoej, are among the Managing Directors of The Kattegat Trust Company Limited, which is the trustee of the trust that owns all of Resolute's outstanding equity.

Payments made by us to Oceanic Bank and Trust Limited, an affiliate of Resolute, in respect of corporate administration fees and shared office costs for 2003, totaled approximately $0.5 million. Our director Bruce Bell is the Managing Director of Oceanic Bank and Trust Limited.

In 1993 we purchased all of the issued and outstanding shares of Palm Shipping Inc. (now Teekay Chartering Limited) from an affiliate of Resolute. During 2002, we accrued and expensed in other (loss) income $ 6.0 million as a settlement of a contingent payment, which was required under the terms of the Palm Shipping acquisition agreement. We paid this amount in February 2003.

Item 8. Financial Information

Consolidated Financial Statements and Notes

See Item 18 below.

Legal Proceedings

From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our financial condition or results of operations.

Dividend Policy

Commencing with the fiscal quarter ended September 30, 1995, we have declared and paid quarterly cash dividends in the amount of $0.215 per share on our common stock. Effective the fourth quarter of 2003, we increased our quarterly dividend to $0.25 per share on our common stock. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock. Pursuant to our dividend reinvestment program, holders of common stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of common stock at then prevailing market prices, but without brokerage commissions or service charges.

The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends on the common stock is dependent on the earnings and cash flow of our subsidiaries. The indenture relating to our 8.32% First Preferred Ship Mortgage Notes due 2006 and certain of the credit agreements governing our (and our subsidiaries) credit facilities provide that our ability to pay dividends is subject to limitations based upon our cumulative net income plus certain additional amounts, including the proceeds we receive from any issuance of our capital stock. We do not believe that the restrictions contained in that indenture or in other financing agreements to which we and our subsidiaries are party to will restrict payment of cash dividends on the common stock for the foreseeable future.

Significant Changes

On January 15, 2004, we announced that we had entered into two separate agreements to construct a total of six 105,000 dwt Aframax tanker newbuildings, including four conventional Aframax tankers and two purpose-built lightering ships from Hyundai Heavy Industries and Tsuneishi Corporation, respectively. Purpose-built lightering tankers are Aframax tankers specially designed to be used in ship-to-ship oil transfer operations. The aggregate cost of these vessels is approximately $260 million, including construction supervision costs and capitalized interest. The ships ordered from Tsuneishi Corporation will commence on fixed-rate charters to our 50% owned joint venture company, Skaugen PetroTrans, for a period of 10 years upon delivery in 2007 and 2008.

On March 15, 2004, we entered into a definitive agreement to acquire Naviera F. Tapias S.A. the leading independent owner and operator of liquefied natural gas (or LNG) carriers and crude oil tankers in Spain. See Item 4 - Information on the Company: Pending Acquisition of Naviera F. Tapias S.A.

Item 9. The Offer and Listing

Our common stock is traded on the New York Stock Exchange (or NYSE) under the symbol "TK". The following table sets forth the high and low closing sales prices for our common stock on the NYSE for each of the periods indicated.

Years Ended            Dec. 31,    Dec. 31,    Dec. 31,    Dec. 31,    Dec. 31,
                         2003        2002        2001        2000      1999 (1)
                      ----------- ----------- ----------- ----------- ------------ ---------- ----------- -----------
   High               $57.3500    $41.7000    $52.6100    $50.8750    $18.9375
   Low                 35.7100     26.3500     25.4900     15.3125     13.7500

Quarters Ended         Dec. 31,    Sep. 30,    Jun. 30,    Mar. 31,    Dec. 31,     Sep. 30,   Jun. 30,    Mar. 31,
                         2003        2003        2003        2003        2002        2002        2002        2002
                      ----------- ----------- ----------- ----------- ------------ ---------- ----------- -----------
   High               $57.3500    $47.2500    $43.6700    $43.1600    $41.7000     $36.5000   $40.5800    $39.1200
   Low                 41.9100     41.9500     36.2500     35.7100     26.3500      27.9000    35.0500     32.0500

Months Ended           Mar. 31,    Feb. 29,    Jan. 31,    Dec. 31,    Nov. 30,    Oct. 31,
                         2004        2004        2004        2003        2003        2003
                      ----------- ----------- ----------- ----------- ------------ ---------- ----------- -----------
   High               $69.8700    $66.6700    $65.4500    $57.3500    $52.2200     $48.2500
   Low                 55.9000     59.8000     55.9000     50.5500     48.0000      41.9100

(1) Nine months ended December 31, 1999

Our Premium Equity Participating Security Units due May 18, 2006 (or Equity Units) are traded on the NYSE under the symbol “TK 7 ¼%". The following table sets forth the high and low closing sales prices for our Equity Units on the NYSE for each of the periods indicated.

Years Ended             Dec. 31,
                        2003 (1)
                       ----------- ----------- ---------- ----------- ---------- ----------- --------- -----------
   High                $36.1400
   Low                  24.8600

Quarters Ended          Dec. 31,    Sep. 30,    Jun. 30,   Mar. 31,
                          2003        2003        2003     2003 (1)
                       ----------- ----------- ---------- ----------- ---------- ----------- --------- -----------
   High                $36.1400    $30.4500    $29.5000   $27.1000
   Low                  28.0500     28.0100     25.4700    24.8600

Months Ended            Mar. 31,    Feb. 29,    Jan. 31,    Dec. 31,   Nov. 30,    Oct. 31,
                          2004        2004        2004        2003       2003        2003
                       ----------- ----------- ---------- ----------- ---------- ----------- --------- -----------
   High                $42.9300    $40.6100    $40.6900    $36.1400   $33.0000    $30.9000
   Low                  39.4000     37.5500     35.2400     32.3000    30.9400     28.0500

(1) Period beginning February 11, 2003

Our 8.32% Notes are listed for trading on the NYSE. The 8.32% Notes were first offered on the market January 19, 1996. As no active trading market exists for these 8.32% Notes, no historical pricing information is included here.

Item 10. Additional Information

Memorandum and Articles of Association

Our Articles of Incorporation and Bylaws have previously been filed as exhibits 2.1, 2.2, and 2.3 to our Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on March 30, 2000, and are hereby incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to each class of our capital stock are described in the section entitled "Description of Capital Stock" of our Rule 424(b) prospectus (File No. 1-12874), filed with the SEC on June 10, 1998, and hereby incorporated by reference into this Annual Report, provided that since the date of such prospectus (1) the par value of our capital stock has been changed to $0.001 per share, (2) our authorized capital stock has been increased to 725,000,000 shares of common stock and 25,000,000 shares of Preferred Stock, (3) we have been domesticated in the Republic of the Marshall Islands and (4) we have adopted a staggered Board of Directors, with directors serving three-year terms.

The necessary actions required to change the rights of holders of the stock and the conditions governing the manner in which annual general meetings and special meetings of shareholders are convoked are described in our Bylaws filed as exhibit 2.3 to our Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on March 30, 2000, and hereby incorporated by reference into this Annual Report.

We have in place a rights agreement that would have the effect of delaying, deferring or preventing a change in control of Teekay. The rights agreement has been filed as part of our Form 8-A (File No. 1-12874), filed with the SEC on September 11, 2000, and hereby incorporated by reference into this Annual Report.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the Republic of the Marshall Islands or by our Articles of Incorporation or Bylaws.

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report:

     (a) Indenture, dated January 29, 1996, for U.S. $225,000,000 8.32% First Preferred Ship Mortgage Notes due 2006, Teekay Shipping Corporation as Issuer; United States Trust Company of New York as Trustee; VSSI Oceans Inc., VSSI Atlantic Inc., VSSI Appian Inc., Senang Spirit Inc., Exuma Spirit Inc., Nassau Spirit Inc., and Andros Spirit Inc. as Guarantors.

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

     (t) Agreement, dated March 10, 2003, for a U.S. $180,000,000 Secured Credit Facility to be made available to Cork Spirit LLC, Donegal Spirit LLC, Limerick Spirit LLC, Shannon Spirit LLC and Galway Spirit LLC by Den Norske Bank ASA, Deutsche Bank AG, DVB Bank AG and Nordea Bank Finland Plc and various other banks.

     (u) Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.

Exchange Controls and Other Limitations

Affecting Security Holders We are not aware of any governmental laws, decrees or regulations in the Republic of The Marshall Islands that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our Articles of Incorporation and Bylaws.

Taxation

Teekay Shipping Corporation was incorporated in the Republic of Liberia on February 9, 1979 and was domesticated in the Republic of The Marshall Islands on December 20, 1999.

Marshall Islands Tax Consequences. Because Teekay and our subsidiaries do not, and do not expect that we will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to the public offering of our common stock was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of The Marshall Islands on distributions made to holders of shares of our common stock, so long as such persons do not reside in, maintain offices in, nor engage in business in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of shares of our common stock.

Bahamian Tax Consequences. Under current Bahamian law, no taxes or withholdings will be imposed by the Commonwealth of the Bahamas on distributions made in respect of the shares of our common stock, and no stamp, capital gains or other taxes will be imposed by the Commonwealth of the Bahamas on the ownership or disposition of the shares of our common stock, as there are no personal income or corporation taxes, capital gains taxes or death duties in the Commonwealth of the Bahamas.

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, The Bahamas. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system may also be obtained from the SEC's website at www.sec.gov or from the SEC public reference room at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Copies of documents can be requested from the SEC public reference rooms for a copying fee.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, bunker fuel prices and spot market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price risks and spot market rates but do not use these financial instruments for trading or speculative purposes.

Foreign Currency Fluctuation Risk

The international tanker industry's functional currency is the U.S. dollar. Virtually all of our revenues and most of our operating costs are in U.S. dollars. We incur certain voyage expenses, vessel operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which are Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds, Euro and Norwegian Kroner. During 2003, approximately 29% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, we have the ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

We enter into forward contracts as a hedge against changes in certain foreign exchange rates. As at December 31, 2003, we had the following foreign currency forward contracts:

                                                                             Expected Maturity Date
(contract amounts in USD 000's)                                      2004              2005              2006
                                                               ---------------- ----------------- ----------------

Norwegian Kroner
   Contract amount                                                 $88,438           $20,000            $5,000
   Average contractual exchange rate                                  7.58              7.82              7.82
Canadian Dollar
   Contract amount                                                 $26,506                 -                 -
   Average contractual exchange rate                                  1.58                 -                 -
Singapore Dollar
   Contract amount                                                  $6,968                 -                 -
   Average contractual exchange rate                                  1.72                 -                 -

To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract’s change in fair value will be immediately recognized in income.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of foreign currency denominated liabilities. As at December 31, 2003, we had Norwegian Kroner denominated deferred income taxes of approximately NOK 460 million (US$69.0 million) included in other long-term liabilities.

Interest Rate Risk

We invest our cash and marketable securities in financial instruments with maturities of less than six months within the parameters of our investment policy and guidelines.

We use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. Changes in the fair value of our interest rate swaps are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap’s change in fair value is immediately recognized in income. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

The table below provides information about our financial instruments at December 31, 2003, which are sensitive to changes in interest rates, including our debt obligations and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected contractual maturity dates.

                                                                  Expected Maturity Date
(in USD 000's)                            2004         2005          2006         2007        2008      Thereafter
                                       ----------- ------------- ------------- ----------- ----------- -------------

Long-Term Debt:
  Fixed-Rate Debt                        45,000       45,000        163,064            -          -      351,765
  Average Interest Rate                    8.32%        8.32%          7.38%           -          -        8.875%

  Variable Rate Debt                     57,062      112,858        150,958       127,641    317,434     229,323
  Average Interest Rate (1)

Interest Rate Swaps:
  Average Contract Amount               110,000      100,000        500,000            -          -            -
  Average Fixed Pay Rate                   2.01%        2.25%          2.79%           -          -            -
  Average Variable Receive Rate (2)
(1)	Interest payments are based on LIBOR (December 31, 2003: 1.2%) plus a margin depending on our financial leverage; at December 31, 2003 and 2002, the margins ranged between 0.5% and 1.25%.

(2)	The average variable receive rate for our interest rates swaps is set semi-annually at the 6-month LIBOR.

Commodity Price Risk

We use bunker fuel swap contracts as a hedge to protect against the change in the cost of forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract's change in fair value is immediately recognized in income. As at December 31, 2003, we were committed to bunker fuel swap contracts totaling 6,000 metric tonnes with a weighted-average price of $116 per tonne, which expire between January 2004 and May 2004.

Spot Market Rate Risk

We use written forward freight agreements as a hedge to protect against the change in spot market rates earned by some of our vessels. As at December 31, 2003, we were committed to forward freight agreements totaling 2.1 million metric tonnes with a notional principal amount of $13.4 million, which expire between January 2004 and December 2004.

The following table sets forth further information on the magnitude of these foreign currency forward contracts, interest rate swap agreements, bunker fuel swap contracts, and forward freight agreements:

                                              Contract                Carrying Amount                  Fair
(in USD 000's)                                 Amount             Asset           Liability            Value
----------------------------------------- ----------------- ---------------- ---------------- ------------------
December 31, 2003
Foreign Currency Forward Contracts           $    146,912       $   20,944     $                  $    20,944
Interest Rate Swap Agreements                     710,000                           9,953              (9,953)
Bunker Fuel Swap Contracts                            696              183                                183
Forward Freight Agreements                         13,385                           1,178              (1,178)
Debt (including capital lease obligation)       1,636,758                       1,636,758          (1,686,002)

December 31, 2002
Foreign Currency Forward Contracts           $     65,821       $      545     $                  $       545
Interest Rate Swap Agreements                      20,000                             802                (802)
Bunker Fuel Swap Contracts                          2,366              254                                254
Debt (including capital lease obligation)       1,130,822                       1,130,822          (1,143,753)
----------------------------------------- ----------------- ---------------- ---------------- ------------------

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We conducted an evaluation of our disclosure under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on our evaluation, we concluded that disclosure controls and procedures were effective as of December 31, 2003

During 2003 there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Teekay have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Item 16A. Audit Committee Financial Expert

The Board has determined that director and Chair of the Audit Committee, Eileen A. Mercier, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

We have adopted a Code of Ethics for all employees. This document is available on our website (www.teekay.com). We also intend to disclose any waivers to or amendments of our Code of Ethics on our website.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2003 and 2002 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit and other services provided by Ernst & Young LLP for 2003 and 2002.

        Fees                                                                            2003          2002
                                                                                   --------------- ------------

        Audit Fees (1)                                                               $454,780      $321,765
        Audit-Related Fees (2)                                                         76,120        17,900
        Tax Fees                                                                      329,570       202,590
        All Other Fees (4)                                                              1,605         1,605
                                                                                  --------------- ------------
         Total                                                                       $862,075      $543,860
                                                                                  =============== ============

__________________________
(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements and review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings.

(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions and divestitures and other attestation services.

(3)	For 2003 and 2002, respectively, tax fees principally included international tax planning fees of $175,290 and $180,000, corporate tax compliance fees of $67,070 and $14,600, and personal and expatriate tax services fees of $87,210 and $7,100.

(4)	All other fees principally include subscription fees to an internet database of accounting information.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2003.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable. Applies to fiscal years ended on or after December 15, 2004.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and schedule, together with the report of Ernst & Young LLP, Chartered Accountants thereon, are filed as part of this Annual Report:

                                                                                                            Page

Independent Auditor's Report................................................................................ F-1

Consolidated Financial Statements

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

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
           Citibank International plc and various other banks. (17)
     4.29  Share Sale and Purchase Agreement by and among Statoil ASA and Statpet AS and Norsk Teekay AS dated
           December 15, 2002. (19)
     4.30  Agreement, dated March 10, 2003, for a U.S. $180,000,000 Secured Credit Facility to be made available to
           Cork Spirit LLC, Donegal Spirit LLC, Limerick Spirit LLC, Shannon Spirit LLC and Galway Spirit LLC by Den
           Norske Bank ASA, Deutsche Bank AG, DVB Bank AG and Nordea Bank Finland Plc and various other banks. (20)
     4.31  Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility between
           Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.(21)
      8.1  List of Significant Subsidiaries
     12.1  Rule 13a-14(a)/15d-14(a) Certification of Teekay's Chief Executive Officer
     12.2  Rule 13a-14(a)/15d-14(a) Certification of Teekay's Chief Financial Officer
     13.1  Teekay Shipping Corporation Certification of Bjorn Moller, Chief Executive Officer, pursuant to 18 U.S.C.
           Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
     13.2  Teekay Shipping Corporation Certification of Peter Evensen, Chief Financial Officer, pursuant to 18 U.S.C.
           Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
     15.1  Letter from Ernst & Young LLP, as independent chartered accountants, dated April 26, 2004, regarding audited financial information.
     15.2  Letter from Deloitte and Touche, as independent auditors, dated April 4, 2004 regarding audited financial information.

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

(10)  Previously  filed as an exhibit to the  Company's  Form 6-K (File  No.1-12874),  filed with the SEC on May 2,
      2000, and hereby incorporated by reference to such Report.

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

(18)  Previously  filed as an exhibit to the Company's Report on Form 6-K (File  No.1-12874),  filed with the SEC on February 12, 2003, and hereby incorporated by reference to such Report.

(19)  Previously  filed as an exhibit to the Company's Report on Form 6-K (File  No.1-12874),  filed with the SEC on April 1, 2003, and hereby incorporated by reference to such Report.

(20)  Previously  filed as an exhibit to the Company's Report on Form 6-K (File  No.1-12874),  filed with the SEC on May 15, 2003, and hereby incorporated by reference to such Report.

(21)  Previously filed as an exhibit to the Company's  Report on Form 6-K (File No. 1-12874),  filed with the SEC on
      August 14, 2003, and hereby incorporated by reference to such Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: April 26, 2004

AUDITOR’S REPORT

To the Stockholders of
TEEKAY SHIPPING CORPORATION

We have audited the accompanying consolidated balance sheets of Teekay Shipping Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2003, 2002, and 2001. Our audits also included the financial schedule listed in the Index: Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of Ugland Nordic Shipping AS, a wholly-owned subsidiary, for the period from acquisition on March 6, 2001 to December 31, 2001, whose total assets and net voyage revenues for the period from acquisition on March 6, 2001 to December 31, 2001, constituted 21 percent and 10 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report had been furnished to us for that period, and our opinion, insofar as it relates to the amounts included for Ugland Nordic Shipping AS for that period, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Shipping Corporation and subsidiaries as at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years ended December 31, 2003, 2002, and 2001 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material aspects the information set forth herein.

Vancouver, Canada, February 18, 2004 (except for Note 20(b) which is as of March 15, 2004)	/s/ ERNST & YOUNG LLP Chartered Accountants

[LETTERHEAD OF DELOITTE & TOUCHE]

Translation from the original Norwegian version

To the Annual Shareholders’ Meeting of Ugland Nordic Shipping ASA

AUDITOR’S REPORT FOR 2001

We have audited the annual financial statements of Ugland Nordic Shipping ASA as of 31 December 2001, showing a profit of NOK 26.105.000 for the parent company and a profit of NOK 196.041.000 for the group. We have also audited the information in the Board of Directors’ report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements are the responsibility of the Company’s Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on the other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and generally accepted auditing standards in Norway. Generally accepted auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and generally accepted auditing standards, an audit also comprises a review of the management of the Company’s financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements are prepared in accordance with the law and regulations and present the financial position of the Company and of the Group as of 31 December 2001, and the results of its operations and its cash flows for the year then ended, in accordance with generally accepted accounting principles in Norway the Company’s management has fulfilled its duty to maintain the Company’s accounting process in such a proper and well-arranged manner that the accounting process is in accordance with the law and generally accepted accounting practices in Norway the information in the Board of Directors’ report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and complies with the law and regulations.

Oslo, 22 May 2002
Deloitte & Touche

Alf-Anton Eid (signed)
State Authorised Public Accountant (Norway)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

                                                                            Year Ended        Year Ended         Year Ended
                                                                           December 31,      December 31,       December 31,
                                                                               2003              2002               2001
                                                                                 $                 $                 $
                                                                          ---------------- ------------------ -----------------
VOYAGE REVENUES                                                             1,576,095            783,327        1,039,056
------------------------------------------------------------------------- ---------------- ------------------ -----------------
OPERATING EXPENSES
Voyage expenses                                                               394,656            239,455          249,562
Vessel operating expenses                                                     210,696            168,035          154,831
Time-charter hire expense                                                     304,623             49,949           66,019
Depreciation and amortization                                                 191,237            149,296          136,283
General and administrative                                                     85,147             57,246           48,898
------------------------------------------------------------------------- ---------------- ------------------ -----------------
                                                                            1,186,359            663,981          655,593
------------------------------------------------------------------------- ---------------- ------------------ -----------------
Income from vessel operations                                                 389,736            119,346          383,463
Write-downs and gain on sale of vessels (note 18)                             (90,389)                -                 -
Restructuring charge (note 14)                                                 (6,383)                -                 -
Equity income from joint ventures                                               6,970              4,523           17,324
------------------------------------------------------------------------- ---------------- ------------------ -----------------
Operating income                                                              299,934            123,869          400,787
------------------------------------------------------------------------- ---------------- ------------------ -----------------
OTHER ITEMS
Interest expense                                                              (80,999)           (57,974)         (66,249)
Interest income                                                                 3,921              3,494            9,196
Other loss (note 14)                                                          (45,492)           (15,998)          (7,216)
------------------------------------------------------------------------- ---------------- ------------------ -----------------
                                                                             (122,570)           (70,478)         (64,269)
------------------------------------------------------------------------- ---------------- ------------------ -----------------
Net income                                                                    177,364             53,391          336,518
------------------------------------------------------------------------- ---------------- ------------------ -----------------

Earnings per common share(note 19)
• Basic                                                                          4.43               1.35             8.48
• Diluted                                                                        4.35               1.33             8.31
Weighted average number of common shares
• Basic                                                                    39,993,373         39,630,997       39,706,799
• Diluted                                                                  40,733,147         40,252,396       40,488,222
------------------------------------------------------------------------- ---------------- ------------------ -----------------

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                                                As at            As at
                                                                                             December 31,      December 31,
                                                                                                2003              2002
                                                                                                  $                 $
                                                                                         ----------------- ----------------
ASSETS
Current
Cash and cash equivalents (note 9)                                                              292,284           284,625
Restricted cash                                                                                   2,672             4,180
Accounts receivable                                                                             146,523            70,906
Prepaid expenses and other assets                                                                39,054            27,847
---------------------------------------------------------------------------------------- ----------------- ----------------

Total current assets                                                                            480,533           387,558
---------------------------------------------------------------------------------------- ----------------- ----------------
                                                                                                 95,511            13,630
Marketable securities (note 6)

Vessels and equipment (note 9 and note 10)
At cost, less accumulated depreciation of $1,034,747 (2002 -  $940,082)                       2,386,642         1,928,488
Vessels under capital leases, at cost, less accumulated depreciation of $438
(2002 - nil)                                                                                     37,562                 -
Advances on newbuilding contracts (note 16)                                                     150,656           138,169
---------------------------------------------------------------------------------------- ----------------- ----------------
Total vessels and equipment                                                                   2,574,860         2,066,657
---------------------------------------------------------------------------------------- ----------------- ----------------
Restricted cash (note 9)                                                                              -             4,605
Deposit for purchase of Navion AS (note 3)                                                            -            76,000
Net investment in direct financing leases (note 3)                                               73,073                 -
Investment in joint ventures (note 5)                                                            54,392            56,354
Other assets                                                                                     60,333            29,513
Intangible assets - net (note 7)                                                                118,588                 -
Goodwill (note 7)                                                                               130,754            89,189
---------------------------------------------------------------------------------------- ----------------- ----------------
                                                                                              3,588,044         2,723,506
---------------------------------------------------------------------------------------- ----------------- ----------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable                                                                                 51,817            22,307
Accrued liabilities (note 8)                                                                    119,594            83,643
Current portion of long-term debt (note 9)                                                      102,062            83,605
Current obligation under capital lease (note 16)                                                  1,159                 -
---------------------------------------------------------------------------------------- ----------------- ----------------

Total current liabilities                                                                       274,632           189,555
---------------------------------------------------------------------------------------- ----------------- ----------------
Long-term debt (note 9)                                                                       1,498,044         1,047,217
Obligation under capital lease (note 16)                                                         35,493                 -
Other long-term liabilities (note 1 and note 10)                                                112,726            44,512
---------------------------------------------------------------------------------------- ----------------- ----------------

Total liabilities                                                                             1,920,895         1,281,284
---------------------------------------------------------------------------------------- ----------------- ----------------
Minority interest                                                                                15,322            20,324

Stockholders' equity
Capital stock (note 12)                                                                         492,653           470,988
Retained earnings                                                                             1,095,650           954,005
Accumulated other comprehensive income (loss)                                                    63,524            (3,095)
---------------------------------------------------------------------------------------- ----------------- ----------------

Total stockholders' equity                                                                    1,651,827         1,421,898
---------------------------------------------------------------------------------------- ----------------- ----------------

                                                                                              3,588,044         2,723,506
---------------------------------------------------------------------------------------- ----------------- ----------------

Commitments and contingencies (notes 10, 15, 16 and 20)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                            Year Ended       Year Ended       Year Ended
                                                                           December 31,     December 31,     December 31,
                                                                               2003             2002             2001
                                                                                 $                $               $
                                                                          ---------------- ---------------- ---------------
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                                      177,364           53,391          336,518
Non-cash items:
    Depreciation and amortization                                               191,237          149,296          136,283
    (Gain) loss on sale of assets                                                (1,705)           1,130             (758)
    Loss on write-down of vessels                                                91,577                -                -
    Loss on write-down of marketable securities                                   4,910                -                -
    Loss on repurchase of bonds                                                   5,385                -                -
    Equity income (net of dividends received: December 31, 2003 - $7,419;
      December 31, 2002 - $1,748; December 31, 2001 - $33,514)                      450           (2,775)          16,190
    Deferred income tax (note 14)                                                36,501           11,413            6,963
    Other - net                                                                  (3,191)          (5,049)          (3,243)
Change in non-cash working capital items related to
  operating activities (note 17)                                                 (4,256)           7,038           28,197
Expenditures for drydocking                                                     (42,697)         (34,913)         (20,064)
------------------------------------------------------------------------- ---------------- ---------------- ---------------
Net cash flow from operating activities                                         455,575          179,531          500,086
------------------------------------------------------------------------- ---------------- ---------------- ---------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                                              1,980,828          255,185          688,381
Scheduled repayments of long-term debt                                          (62,585)         (51,830)         (72,026)
Prepayments of long-term debt                                                (1,466,815)          (8,000)        (751,738)
Decrease (increase) in restricted cash                                            6,113             (952)          (7,833)
Proceeds from issuance of Common Stock                                           25,015            4,221           20,584
Repurchase of Common Stock                                                            -           (1,547)         (14,162)
Cash dividends paid                                                             (35,719)         (34,073)         (34,094)
------------------------------------------------------------------------- ---------------- ---------------- ---------------
Net cash flow from financing activities                                         446,837          163,004         (170,888)
------------------------------------------------------------------------- ---------------- ---------------- ---------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                         (372,433)        (135,650)        (184,983)
Proceeds from sale of vessels and equipment                                     242,111                -                -
Purchase of Navion AS (note 3)                                                 (704,734)         (76,000)               -
Purchase of Ugland Nordic Shipping AS
  (net of cash acquired of $26,605) (note 4)                                          -                -         (181,520)
Purchase of intangible assets                                                    (7,250)               -                -
Purchase of available-for-sale securities                                       (37,291)               -           (5,000)
Proceeds from sale of available-for-sale securities                               9,642            6,675           35,975
Decrease (increase) in investment in joint ventures                              25,500          (26,000)               -
Purchase of PetroTrans Holdings Ltd. (note 5)                                   (25,050)               -                -
Net investment in direct financing leases (note 3)                              (20,322)               -                -
Other                                                                            (4,926)          (1,885)             (20)
------------------------------------------------------------------------- ---------------- ---------------- ---------------
Net cash flow from investing activities                                        (894,753)        (232,860)        (335,548)
------------------------------------------------------------------------- ---------------- ---------------- ---------------

Increase (decrease) in cash and cash equivalents                                  7,659          109,675           (6,350)
Cash and cash equivalents, beginning of the period                              284,625          174,950          181,300
------------------------------------------------------------------------- ---------------- ---------------- ---------------

Cash and cash equivalents, end of the period                                    292,284          284,625          174,950
------------------------------------------------------------------------- ---------------- ---------------- ---------------

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands of U.S. dollars)

                                                                                      Accumulated
                                                                                         Other
                                                 Thousands                              Compre-     Compre-     Total
                                                 of Common     Common     Retained      hensive     hensive  Stockholders'
                                                   Shares       Stock     Earnings   Income (Loss)  Income     Equity
                                                     #            $           $            $           $          $
----------------------------------------------- ------------- ---------- ------------ ----------- ---------- ------------
Balance as at December 31, 2000                    39,145     452,808      641,149       4,555                  1,098,512
----------------------------------------------- ------------- ---------- ------------ ----------- ---------- ------------
  Net income                                                               336,518                  336,518       336,518
  Other comprehensive income:
   Unrealized loss on available-for-sale securities                                     (6,636)      (6,636)       (6,636)
  Reclassification adjustment for gain on
    available-for-sale securities included in net
    income                                                                              (3,627)      (3,627)       (3,627)
  Cumulative effect of accounting change
     (note 15)                                                                           4,155        4,155         4,155
  Unrealized loss on derivative instruments
    (note 15)                                                                           (2,274)      (2,274)       (2,274)
  Reclassification adjustment for gain on
    derivative instruments (note 15)                                                      (974)        (974)         (974)
                                                                                                   -----------
 Comprehensive income                                                                               327,162
                                                                                                   -----------
 Adjustment for equity income on step
   acquisition (note 4)                                                        198                                    198
Dividends declared                                                         (34,102)                               (34,102)
Reinvested dividends                                    1           8                                                   8
Exercise of stock options                             917      20,584                                              20,584
Repurchase of Common Stock                           (513)     (6,059)      (8,103)                               (14,162)
----------------------------------------------- ------------- ---------- ------------ ----------- ---------- ------------
Balance as at December 31, 2001                    39,550     467,341      935,660      (4,801)                 1,398,200
----------------------------------------------- ------------- ---------- ------------ ----------- ---------- ------------
Net income                                                                  53,391                   53,391        53,391
Other comprehensive income:
  Unrealized loss on available-for-sale securities                                        (239)        (239)         (239)
  Reclassification adjustment for loss on
    Available-for-sale securities included in
net income                                                                                 737          737           737
Unrealized gain on derivative instruments
    (note 15)                                                                            3,023        3,023         3,023
Reclassification adjustment for gain on
    derivative instruments (note 15)                                                    (1,815)      (1,815)       (1,815)
                                                                                                    -----------
Comprehensive income                                                                                 55,097
                                                                                                    -----------
Dividends declared                                                         (34,079)                               (34,079)
Reinvested dividends                                    1           6                                                   6
Exercise of stock options                             190       4,221                                               4,221
Repurchase of Common Stock                            (49)       (580)        (967)                                (1,547)
----------------------------------------------- ------------- ---------- ------------ ----------- ---------- ------------
Balance as at December 31, 2002                    39,692      470,988     954,005      (3,095)                 1,421,898
----------------------------------------------- ------------- ---------- ------------ ----------- ---------- ------------
Net income                                                                 177,364                  177,364       177,364
  Other comprehensive income:
  Unrealized gain on available-for-sale securities                                      53,540       53,540        53,540
  Reclassification adjustment for loss on available-
     for-sale securities included in net income                                          4,899        4,899         4,899
  Unrealized gain on derivative instruments (note 15)
                                                                                         8,639        8,639         8,639
  Reclassification adjustment for gain on
    derivative instruments (note 15)                                                      (459)        (459)         (459)
                                                                                                   -----------
Comprehensive income                                                                                243,983
                                                                                                   -----------
Dividends declared                                                         (35,719)                               (35,719)
Reinvested dividends                                    1           3                                                   3
Exercise of stock options                             882      25,015                                              25,015
7.25% Premium Equity Participating Security
    Units contract adjustment fee                              (4,803)                                             (4,803)
Issuance of Common Stock (note 12)                     36       1,450                                               1,450
----------------------------------------------- ------------- ---------- ------------ ----------- ---------- ------------
Balance as at December 31, 2003                    40,611     492,653    1,095,650     63,524                   1,651,827
----------------------------------------------- ------------- ---------- ------------ ----------- ---------- ------------

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

Operating revenues and expenses

All voyage revenues are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment (“COAs”). Shuttle tanker voyages servicing COAs with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Estimated losses on voyages are provided for in full at the time such losses become evident. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expenses, port fees, canal tolls, and brokerage commissions. Vessel operating expenses comprise all expenses relating to the operation of vessels including crewing, repairs and maintenance, insurance, stores, lubes, and communications.

Revenues from time charters and bareboat charters are recorded over the term of the charter as service is provided.

Cash and cash equivalents

The Company classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

Cash interest paid during the years ended December 31, 2003, 2002 and 2001 totaled $81.9 million, $65.3 million, and $58.4 million, respectively.

Marketable securities

The Company’s investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains and losses on available-for-sale securities are reported as a component of other comprehensive income.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest costs, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessel purchases to the standard required to properly service the Company’s customers are capitalized. Depreciation is calculated on a straight-line basis over a vessel’s useful life from the date the vessel is initially placed in service (see Note 18).

Interest costs capitalized to vessels and equipment for the years ended December 31, 2003, 2002 and 2001 aggregated $8.5 million, $6.0 million and $2.5 million, respectively.

Expenditures incurred during drydocking are capitalized and amortized on a straight-line basis over the period until the completion of the next anticipated drydocking. When significant drydocking expenditures occur prior to the expiry of this period, the remaining unamortized balance of the original drydocking cost is expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2003, 2002 and 2001 aggregated $26.4 million, $21.8 million and $14.2 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate. If vessels and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair market value (see Note 18).

Direct financing leases

The Company constructs, installs, operates and leases equipment that reduces volatile organic compound emissions (“VOC Equipment”) during loading, transportation and storage of oil and oil products. Leasing of the VOC Equipment is accounted for as a direct financing lease, with lease payments received being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

Investment in joint ventures

The Company has a 50% participating interest in five joint venture companies (2002 — four). Four of these joint ventures each own one shuttle tanker. The other joint venture is a lightering company acquired on September 30, 2003 (see Note 5). The joint ventures are accounted for using the equity method, whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings.

Investment in the Panamax OBO Pool

All Panamax oil/bulk/ore carriers (“OBOs”) owned by the Company were operated through a Panamax O/B/O Pool (the “Pool”), which was managed by the Company. The participants in the Pool were the companies contributing vessel capacity to the Pool. The voyage revenues and expenses of these vessels have been included on a 100% basis in the consolidated financial statements. The minority pool participants’ share of the results has been deducted as time charter hire expense. During 2003 the Company sold all of its O/B/Os and the pool was terminated.

Loan costs

Loan costs, including fees, commissions and legal expenses, which are presented as other assets are capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

Derivative instruments

Derivative instruments are recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income (see Note 15).

Goodwill and intangible assets

Effective January 1, 2002, goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. Intangible assets with finite lives are amortized over their useful lives.

Prior to 2002, goodwill, which was acquired as a result of the acquisition of Ugland Nordic Shipping AS (“UNS”) (see Note 4), was amortized over 20 years using the straight-line method. As of December 31, 2003 and 2002, goodwill was recorded net of accumulated amortization of $3.5 million. Based upon the Company’s goodwill balance at December 31, 2001, the Company estimates that annual net income will increase by approximately $4.5 million by no longer amortizing goodwill. Had goodwill not been amortized prior to 2002, net income would have been $340.0 million, or $8.56 per share ($8.40 per share — diluted), for the year ended December 31, 2001.

The Company’s intangible assets, which consist primarily of COAs acquired as part of the purchase of Navion AS (“Navion”), are being amortized over the life of the COAs. The amount amortized each year is weighted based on the projected revenue to be earned from the COAs.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Income taxes

The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company’s Australian shipowning subsidiaries, its Canadian subsidiary Teekay Canadian Tankers Ltd., and its Norwegian subsidiaries UNS and Navion are subject to income taxes (see Note 14). Included in other long-term liabilities are deferred income taxes of $78.2 million at December 31, 2003, $43.7 million at December 31, 2002, and $36.3 million at December 31, 2001. The Company accounts for such taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.”

Accounting for Stock-Based Compensation

Under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 (“APB 25”) “Accounting for Stock Issued to Employees.” As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense is recognized under APB 25.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (see Note 12).
                                                            Year Ended           Year Ended         Year Ended
                                                           December 31,         December 31,       December 31,
                                                               2003                 2002               2001
                                                                 $                   $                   $
                                                        -------------------- ------------------- ------------------
     Net income - as reported...........................        177,364               53,391             336,518
     Less: Total stock-based compensation expense.......          8,243                7,538               6,466
                                                              ----------           ----------          ----------
     Net income - pro forma.............................        169,121               45,853             330,052
                                                              ==========           ==========          ==========

     Basic earnings per common share:
     As reported........................................         4.43                 1.35                8.48
     Pro forma..........................................         4.23                 1.16                8.31

     Diluted earnings per common share:
     As reported........................................         4.35                 1.33                8.31
     Pro forma..........................................         4.15                 1.14                8.15

The fair values of the option grants were estimated on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free average interest rates of 2.8% for the year ended December 31, 2003; 4.7% for the year ended December 31, 2002 and 4.5% for the year ended December 31, 2001, respectively; dividend yield of 3.0%; expected volatility of 30%; and expected lives of five years.

Comprehensive income

The Company follows Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” which establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities (“VIE”) (FIN 46). In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46 requires a VIE to be consolidated by the primary beneficiary. The adoption of FIN 46 did not impact the financial statements of the Company.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data

2.	Segment Reporting

The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of a fleet of tankers. All of the Company’s revenues are earned in international markets.

One customer, an international oil company, accounted for 15% ($239.5 million) of the Company’s consolidated voyage revenues during the year ended December 31, 2003. No customer accounted for more than 10% of the Company’s consolidated voyage revenues during the year ended December 31, 2002. One customer, an international oil company, accounted for 13% ($130.8 million) of the Company’s consolidated voyage revenues during the year ended December 31, 2001. No other customer accounted for more than 10% of the Company’s consolidated voyage revenues during the fiscal periods presented herein.

The Company has two reportable segments: its spot tanker segment and its fixed-rate segment. The Company’s spot tanker segment consists of conventional crude oil tankers, OBOs, and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or on short-term fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. The Company’s fixed-rate segment consists of shuttle tankers, floating storage and offtake vessels, a liquid petroleum gas carrier and conventional crude oil and product tankers subject to long-term fixed-rate time-charter contracts or contracts of affreightment. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the years ended December 31, 2003, 2002 and 2001.
     ------------------------------------------------------- ------------------ -------------------- ----------------
                                                                Spot Tanker        Fixed-Rate
                                                                  Segment           Segment               Total
     Year ended December 31, 2003                                    $                 $                    $
     ------------------------------------------------------- ------------------ -------------------- ----------------
     Voyage revenues - external..............................   1,081,974            494,121            1,576,095
     Voyage expenses.........................................     342,928             51,728              394,656
     Vessel operating expenses...............................     126,261             84,435              210,696
     Time-charter hire expense...............................     168,344            136,279              304,623
     Depreciation and amortization...........................     106,374             84,863              191,237
     General and administrative (1)..........................      53,338             31,809               85,147
                                                             ------------------ -------------------- ----------------
     Income from vessel operations...........................     284,729            105,007              389,736
                                                             ================== ==================== ================

     Voyage revenues - intersegment......................               -              8,499                8,499
     Equity income...........................................       1,441              5,529                6,970
     Writedowns and gain on sale of vessels..................     (90,326)               (63)             (90,389)
     Investments in joint ventures at December 31, 2003......      26,345             28,047               54,392
     Total assets at December 31, 2003.......................   1,144,087          1,798,617            2,942,704
     Expenditures for vessels and equipment (2)..............      28,684            343,749              372,433

     ------------------------------------------------------- ------------------ -------------------- ----------------
                                                                Spot Tanker         Fixed-Rate
                                                                  Segment            Segment                Total
     Year ended December 31, 2002                                    $                  $                    $
     ------------------------------------------------------- ------------------ -------------------- ----------------
     Voyage revenues - external..............................     632,281            151,046              783,327
     Voyage expenses.........................................     234,376              5,079              239,455
     Vessel operating expenses...............................     127,953             40,082              168,035
     Time-charter hire expense...............................      49,949                  -               49,949
     Depreciation and amortization...........................     105,407             43,889              149,296
     General and administrative (1)..........................      47,188             10,058               57,246
                                                             ------------------ -------------------- ----------------
     Income from vessel operations...........................      67,408             51,938              119,346
                                                             ================== ==================== ================
     Voyage revenues - intersegment..........................           -                  -                    -
     Equity income...........................................        (711)             5,234                4,523
     Investments in joint ventures at December 31, 2002......           -             56,354               56,354
     Total assets at December 31, 2002.......................   1,424,863            785,227            2,210,090
     Expenditures for vessels and equipment..................      90,966             44,684              135,650

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

     ------------------------------------------------------- ------------------ -------------------- ----------------
                                                                Spot Tanker           Fixed-Rate
                                                                  Segment              Segment                Total
     Year ended December 31, 2001                                    $                     $                    $
     ------------------------------------------------------- ------------------ -------------------- ----------------
     Voyage revenues - external..............................     912,203            126,853            1,039,056
     Voyage expenses.........................................     246,270              3,292              249,562
     Vessel operating expenses...............................     123,758             31,073              154,831
     Time-charter hire expense...............................      66,019                  -               66,019
     Depreciation and amortization...........................      98,121             38,162              136,283
     General and administrative (1)..........................      44,187              4,711               48,898
                                                             ----------------- -------------------- ----------------
     Income from vessel operations...........................     333,848             49,615              383,463
                                                             ================== ==================== ================

     Voyage revenues - intersegment..........................           -                  -                    -
     Equity income...........................................      15,172              2,152               17,324
     Investments in joint ventures at December 31, 2001......           -             27,352               27,352
     Total assets at December 31, 2001.......................   1,440,266            717,263            2,157,529
     Expenditures for vessels and equipment (2)..............      23,310            161,673              184,983

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2) Excludes vessels purchases as part of the Company's acquisition of Navion AS in April 2003 and UNS in March 2001.

A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:

                                                                                 December 31,       December 31,
                                                                                     2003               2002
                                                                                       $                  $
                                                                               ------------------ ------------------
      Total assets of all segments................................                  2,942,704          2,210,090
      Cash, restricted cash and marketable securities.............                    390,467            307,040
      Accounts receivable and other assets........................                    254,873            206,376
                                                                               ------------------ ------------------
      Consolidated total assets...................................                  3,588,044          2,723,506
                                                                               ================== ==================
3.	Acquisition of Navion AS

In April 2003, Teekay completed its acquisition of 100% of the issued and outstanding shares of Navion for approximately $774.2 million in cash, including transaction costs of approximately $7.0 million. The Company made a deposit of $76.0 million towards the purchase price on December 16, 2002. The remaining portion of the purchase price was paid on closing. The Company funded its acquisition of Navion by borrowing under a $500 million 364-day facility (subsequently replaced by a $550 million revolving credit facility), together with available cash and borrowings under other existing revolving credit facilities. Navion’s results of operation have been consolidated with Teekay’s results commencing April 1, 2003.

Navion, based in Stavanger, Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of December 31, 2003, consisted of eight owned and 13 chartered-in vessels (excluding seven vessels chartered-in from the Company’s shuttle tanker subsidiary Ugland Nordic Shipping AS (“UNS”)), provides logistical services to the Norwegian state-owned oil company, Statoil ASA, and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Navion’s modern, chartered-in, conventional tanker fleet, which as of December 31, 2003, consisted of 12 crude oil tankers and 12 product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and off-take vessels currently trading as conventional crude oil tankers in the Atlantic region, three chartered-in methanol carriers and one liquid petroleum gas carrier on long-term charter to Statoil. Through Navion Chartering AS, an entity owned jointly with Statoil, Navion has a right of first refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. In addition to tanker operations, Navion also constructs, installs, operates and leases equipment that reduces volatile organic compound emissions during loading, transportation and storage of oil and oil products.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 1, 2003, the date of the Navion acquisition.
          ASSETS
          Current assets                                                                                  64,457
          Vessels and equipment                                                                          543,003
          Net investment in direct financing leases                                                       45,558
          Other assets - long-term                                                                         3,835
          Intangible assets subject to amortization:
             Contracts of affreightment (15-year sum-of-years declining balance)                         117,000
          Goodwill (fixed-rate segment)                                                                   40,033
     ----------------------------------------------------------------------------- ---------------- -----------------
          Total assets acquired                                                                          813,886
     ----------------------------------------------------------------------------- ---------------- -----------------
          LIABILITIES
          Current liabilities                                                                             36,270
          Other long-term liabilities                                                                      3,463
     ----------------------------------------------------------------------------- ---------------- -----------------
          Total liabilities assumed                                                                       39,733
     ----------------------------------------------------------------------------- ---------------- -----------------
          Net assets acquired (cash consideration)                                                       774,153
     ----------------------------------------------------------------------------- ---------------- -----------------
The following table shows comparative summarized consolidated pro forma financial information for the Company for the years ended December 31, 2003 and 2002, giving effect to the acquisition of 100% of the outstanding shares in Navion as if the acquisition had taken place on January 1 in each of the years presented:

                                                                                           Pro Forma
                                                                                    Year Ended December 31,
                                                                                  2003                    2002
                                                                               (unaudited)            (unaudited)
                                                                                    $                      $
                                                                       ----------------------- ----------------------
          Voyage revenues.............................................       1,804,528               1,453,650
          Net income..................................................         223,403                  69,401
          Net income per common share
          - basic ....................................................            5.59                    1.75
          - diluted...................................................            5.48                    1.72

4.	Acquisition of Ugland Nordic Shipping AS

As of May 28, 2001, Teekay had purchased 100% of the issued and outstanding shares of UNS (9% of which was purchased in fiscal 2000 and the remaining 91% was purchased in fiscal 2001), for $222.8 million cash, including estimated transaction expenses of approximately $7.0 million. On acquisition UNS controlled a modern fleet of 18 shuttle tankers (including four newbuildings on order) that engage in the transportation of oil from offshore production platforms to onshore storage and refinery facilities.

The acquisition of UNS has been accounted for using the purchase method of accounting, based upon estimates of fair value. UNS’ operating results are reflected in these financial statements commencing March 6, 2001, the date Teekay acquired a majority interest in UNS. Equity income related to the Company’s 9% interest in UNS up to December 31, 2000 has been credited as an adjustment to retained earnings. Teekay’s interest in UNS for the period from January 1, 2001 to March 5, 2001 has been included in equity income for the corresponding period.

The following table shows comparative summarized consolidated pro forma financial information for the year ended December 31, 2001 and gives effect to the acquisition of 100% of the outstanding shares in UNS as if it had taken place January 1, 2001:

                                                                                                     Pro Forma
                                                                                                     Year Ended
                                                                                                 December 31, 2001
                                                                                                    (unaudited)
                                                                                                         $
                                                                                                ---------------------
     Voyage revenues..................................................                                1,056,244
     Net income.......................................................                                  336,514
     Net income per common share
     - basic .........................................................                                     8.47
     - diluted........................................................                                     8.31

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

5.	Acquisition of 50% of PetroTrans Holdings Ltd.

On September 30, 2003, Teekay acquired 50% of the issued and outstanding shares of PetroTrans Holdings Ltd., the parent company of Skaugen PetroTrans Inc. (“SPT”). The acquisition was completed for approximately $25 million in cash, and an “earn-out element” to be calculated based on the financial performance of SPT over the next five years. The Company funded this acquisition with available cash.

SPT is a lightering company operating out of Houston, Texas. Lightering is the process of ship-to-ship transfer of oil cargo, which is required when vessels transporting oil are too large to enter ports that are not deep enough, or have narrow entrances or small berths. The lightering process consists of maneuvering a smaller tanker (service vessel) alongside the larger tanker, typically with both vessels underway. The service vessel transports the oil cargo to the port.

The acquisition of the 50% interest in PetroTrans Holdings Ltd. is being accounted for using the equity method, whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings. The excess carrying value of the Company’s investment over its underlying equity in the net assets of PetroTrans Holdings Ltd., which amounts to approximately $15.7 million, has been accounted for as goodwill. This investment is included in investments in joint ventures.

6.	Investments in Marketable Securities
                                                                         Gross           Gross         Approximate
                                                                       Unrealized     Unrealized        Market and
                                                          Cost           Gains          Losses       Carrying Values
                                                            $              $               $                $
                                                      -------------- --------------- -------------- -------------------
     December 31, 2003
     Available-for-sale equity securities...............    42,180       53,331            -              95,511

     December 31, 2002
     Available-for-sale equity securities...............    21,416            -        (7,786)            13,630
Available-for-sale equity securities represent 2,906,000 shares (2002 - nil) in A/S Dampskibsselskabet Torm ("Torm") and 351,221 shares (2002 - 1,001,221) in Nordic American Tanker Shipping Ltd.

7.	Goodwill and Intangible Assets The changes in the carrying amount of goodwill for the year ended December 31, 2003 for the Company's spot tanker, fixed-rate, and other reporting units, are as follows:
                                                         Spot Tanker      Fixed-Rate
                                                            Segment        Segment           Other            Total
                                                                $              $               $                $
                                                     ---------------- -------------- --------------- ------------------
      Balance as of January 1, 2003.................          -             87,079          2,110             89,189
      Goodwill acquired.............................          -             41,496          1,069             42,565
      Goodwill impairment ..........................          -                -           (1,000)            (1,000)
                                                    ---------------- -------------- --------------- ------------------
      Balance as of December 31, 2003...............          -            128,575          2,179            130,754
                                                     ================ ============== =============== ==================
As at December 31, 2003 intangible assets consisted of:
                                             Weighted-Average      Gross Carrying     Accumulated       Net Carrying
                                                   Life                Amount        Amortization          Amount
                                                 (years)                 $                 $                 $
                                          ---------------------- ------------------ ---------------- -------------------
      Contracts of affreightment..........        15.0                 124,250            12,446              111,804
      Intellectual property...............         7.0                   7,701               917                6,784
                                          ---------------------- ------------------ ---------------- -------------------
                                                  14.5                 131,951            13,363              118,588
                                          ====================== ================== ================ ===================
Aggregate amortization expense of intangible assets for the year ended December 31, 2003 is approximately $13.4 million.

8.	Accrued Liabilities
                                                                                       December 31,      December 31,
                                                                                           2003              2002
                                                                                             $                $
                                                                                    ---------------- -----------------
     Voyage and vessel..........................................................          63,362           37,314
     Interest...................................................................          26,351           22,484
     Payroll and benefits.......................................................          29,881           23,845
                                                                                       ----------        ----------
                                                                                         119,594           83,643
                                                                                       ==========        ==========

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

9.	Long-Term Debt

                                                                                       December 31,      December 31,
                                                                                           2003              2002
                                                                                             $                $
                                                                                    ---------------- -----------------
     Revolving Credit Facilities................................................         430,000          210,000
     Premium Equity Participating Security Units (7.25%) due May 18, 2006 ......         143,750                -
     First Preferred Ship Mortgage Notes (8.32%) due through 2006...............         109,314          167,229
     Term Loans due through 2013 ...............................................         565,277          401,593
     Senior Notes (8.875%) due July 15, 2011 ...................................         351,765          352,000
                                                                                       ----------       ----------
                                                                                       1,600,106        1,130,822
     Less current portion.......................................................         102,062           83,605
                                                                                       ----------       ----------
                                                                                       1,498,044        1,047,217
                                                                                       ==========       ==========

As of December 31, 2003 the Company had three long-term revolving credit facilities (the “Revolvers”) available, which, as at such date, provided for borrowings of up to $912.5 million, of which $482.5 million was undrawn. Interest payments are based on LIBOR (December 31, 2003: 1.2%; December 31, 2002: 1.4%) plus a margin depending on the financial leverage of the Company; at December 31, 2003 and 2002, the margins ranged between 0.5% and 1.25%. The amount available under the Revolvers reduces semi-annually by a combined $59.3 million, with final balloon reductions scheduled for one Revolver in 2006 and the other two Revolvers in 2008. Two of the Revolvers are collateralized by first priority mortgages granted on 30 of the Company’s vessels, together with other related collateral, and all the Revolvers include a guarantee from Teekay for all amounts outstanding under the Revolvers.

The 7.25% Premium Equity Participating Security Units due May 18, 2006 (the “Equity Units”) are unsecured and subordinated to all of the Company’s senior debt. The Equity Units are not guaranteed by any of the Company’s subsidiaries and effectively rank behind all existing and future secured debt. Each Equity Unit includes (a) a forward contract that requires the holder to purchase for $25 a specified fraction of a share of the Company’s Common Stock on February 16, 2006 and (b) a $25 principal amount, subordinated note due May 18, 2006. The forward contracts provide for contract adjustment payments of 1.25% annually and the notes bear interest at 6.0% annually. Upon settlement on February 16, 2006 of the 5.75 million forward contracts included in the Equity Units, the Company will issue between 3,267,150 and 3,991,075 shares of its Common Stock (depending on the average closing price of the Common Stock for the 20-trading day period ending on the third trading day prior to February 16, 2006).

The net proceeds of the offering of the Equity Units have been allocated between the notes and the forward contracts in proportion to their respective fair market values at the time of the issuance. The present value of the Equity Units contract adjustment payments have been charged to stockholders’ equity, with an offsetting credit to liabilities. This liability is accreted over three years by interest charges to the income statement based on a constant rate calculation. Subsequent contract adjustment payments reduce this liability. Upon settlement of each forward contract, the $25 received on each purchase contract will be credited to stockholders’ equity in conjunction with the issuance of the requisite number of shares of the Company’s Common Stock.

Before the issuance of the Company’s Common Stock upon settlement of the purchase contracts, the purchase contracts will be reflected in the Company’s diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of the Company’s Common Stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon settlement of the purchase contracts (based on the settlement formula applied at the end of the reporting period) over the number of shares that could be purchased by the Company in the market (at the average market price during the period) using the proceeds receivable upon settlement.

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2006 (the “8.32% Notes”) are collateralized by first preferred mortgages on seven of the Company’s Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the “8.32% Notes Guarantor Subsidiaries”) to a maximum of 95% of the fair value of their net assets. As at December 31, 2003, the fair value of these net assets approximated $176.9 million. The 8.32% Notes are also subject to a sinking fund, which retires $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004. During October and November 2003, the Company repurchased a principal amount of $57.9 million of the 8.32% Notes. During November and December 2003, the Company cancelled $115.7 million of the 8.32% Notes for these and earlier purchases.

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

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company has several term loans outstanding, which, as at December 31, 2003, totaled $565.3 million. Interest payments are based on LIBOR plus a margin. At December 31, 2003 the margins ranged between 0.50% and 1.25%. The term loans reduce in quarterly or semi-annual payments with varying maturities through 2013. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay, excluding the term loans of UNS totaling $372.1 million included above that are not guaranteed by Teekay. One term loan required a retention deposit of $4.6 million as at December 31, 2002.

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

Pursuant to long-term debt agreements, the amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of December 31, 2003, to $515.3 million. Certain loan agreements require that a minimum level of free cash be maintained. As at December 31, 2003, this amount was $100 million.

The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to December 31, 2003 are $102.1 million (2004), $157.8 million (2005), $314.0 million (2006), $127.6 million (2007), $317.4 million (2008) and $581.2 million thereafter.

10.	Leases

Charters-out

Time charters and bareboat charters of the Company’s vessels to third parties are accounted for as operating leases. As at December 31, 2003, minimum future revenues to be received on time charters and bareboat charters currently in place are approximately $201.9 million (2004), $169.9 million (2005), $122.5 million (2006), $109.9 million (2007), $100.5 million (2008) and $573.2 million thereafter.

The minimum future revenues should not be construed to reflect total charter hire revenues for any of the years.

Charters-in

As at December 31, 2003, minimum commitments under vessel operating leases are $390.2 million (2004), $304.2 million (2005), $278.5 million (2006) $198.9 million (2007), $121.0 million (2008) and $270.4 million thereafter.

During December 2003, the Company sold and leased back three Aframax tankers which will be accounted for as vessel operating leases. The sale generated a $16.8 million deferred gain, which has been included in other long-term liabilities and is being amortized over the 7-year term of the leases.

As at December 31, 2003, the Company was committed to a capital lease on an Aframax tanker which includes a purchase obligation at the end of the 15-year lease term. As at December 31, 2003, the minimum commitment under the capital lease is $65.5 million (including imputed interest of $29.0 million), repayable as follows: $4.1 million (2004), $4.1 million (2005), $4.1 million (2006), $4.1 million (2007), $4.1 million (2008) and $45.0 million thereafter.

11.	Fair Value of Financial Instruments

Carrying amounts of all financial instruments approximate fair market value except for the following:

Long-term debt — The fair values of the Company’s fixed rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Interest rate swap agreements, foreign exchange contracts, bunker fuel swap contracts and freight forward agreements — The fair value of these financial instruments, used for hedging purposes, is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, bunker fuel prices, spot market rates for vessels, and the current credit worthiness of the swap counter parties.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The estimated fair value of the Company’s financial instruments is as follows:
                                                             December 31, 2003                 December 31, 2002
                                                        Carrying          Fair           Carrying            Fair
                                                         Amount           Value           Amount            Value
                                                           $                $                $                $
                                                     --------------- ---------------- ---------------- -----------------
     Cash and cash equivalents, marketable
       securities, and restricted cash ................   390,467         390,467            307,040          307,040
     Long-term debt (including capital
       lease obligation)...............................(1,636,758)     (1,748,390)        (1,130,822)      (1,143,753)
     Derivative instruments (note 15)..................
        Interest rate swap agreements .................    (9,953)         (9,953)              (802)            (802)
        Foreign currency contracts ....................    20,944          20,944                545              545
        Bunker fuel swap contracts.....................       183             183                254              254
        Freight forward agreements ....................    (1,178)         (1,178)                 -                -
The Company transacts all of its derivative instruments through investment grade rated financial institutions and requires no collateral from these institutions.
12.	Capital Stock

The authorized capital stock of Teekay at December 31, 2003 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at December 31, 2003, Teekay had 40,611,175 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

On September 19, 2001, Teekay announced that its Board of Directors had authorized the repurchase of up to 2,000,000 shares of its Common Stock in the open market. As at December 31, 2003, Teekay had repurchased 512,800 shares of Common Stock during 2001 at an average price of $27.62 per share and 48,900 shares of Common Stock during 2002 at an average price of $31.67 per share. The authorization for repurchases expired in September 2003.

During November 2003, the Company granted 36,250 shares of restricted stock with a fair value of $1.4 million, based on the quoted market price as compensation to one of the Company’s executive officers.

In September 2003, the Company’s 1995 Stock Option Plan was terminated with respect to new grants and the Company’s 2003 Equity Incentive Plan was adopted. As at December 31, 2003, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the “Plans”) 4,920,685 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. During the years ended December 31, 2003, 2002, and 2001, the Company granted options under the Plans to acquire up to 1,059,580, 1,026,025, and 863,200 shares of Common Stock, respectively, to certain eligible officers, employees, and directors of the Company. The options under the Plans have a 10-year term and vest equally over three years from the grant date.

A summary of the Company’s stock option activity, and related information for the years ended December 31, 2003, 2002 and 2001 is as follows:

                                           December 31, 2003        December 31, 2002         December 31, 2001
                                        ------------------------ ------------------------- -------------------------
                                                     Weighted-                  Weighted-                 Weighted-
                                                      Average                    Average                   Average
                                         Options      Exercise       Options     Exercise     Options      Exercise
                                         (000's)       Price         (000's)      Price       (000's)       Price
                                            #            $              #           $            #            $
                                        ---------- ------------- ----------- ------------- ---------- --------------
     Outstanding-beginning of year....     3,507       31.46         2,740       28.04         2,860       22.25
     Granted..........................     1,060       39.10         1,026       39.12           863       41.19
     Exercised........................      (882)      28.34          (190)      22.16          (917)      22.44
     Forfeited........................       (58)      39.27           (69)      33.86           (66)      26.86
                                        ----------                ----------                ----------
     Outstanding-end of year..........     3,627       34.35         3,507       31.46         2,740       28.04
                                        ==========                ==========                ==========

     Exercisable- end of year ........     1,664       28.40         1,739       24.97         1,164       22.99
                                        ==========                ==========                ==========
     Weighted-average fair value
       of options granted during
       the year (per option) .........                  8.46                      9.79                     10.19

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Exercise prices for the options outstanding as of December 31, 2003 ranged from $16.88 per share to $41.19 per share. These options have a weighted-average remaining contractual life of 7.4 years.

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2003 are as follows:

                                                      Outstanding Options              Exercisable Options
                                           ----------- ---------------- -------------- ------------- ---------------
                                                           Weighted        Weighted                      Weighted
                                                            Average         Average                      Average
                                            Options        Remaining       Exercise       Options        Exercise
                                            (000's)          Life            Price        (000's)         Price
      Range of Exercise Prices                 #            (years)            $             #              $
      ------------------------------------ ----------- ---------------- -------------- ------------- ---------------

      $16.88 - $19.99                          489           5.6            16.91          489           16.91
      $20.00 - $24.99                          296           6.0            23.49          296           23.49
      $25.00 - $29.99                          215           4.0            26.55          215           26.55
      $30.00 - $34.99                           75           3.5            33.50           75           33.50
      $35.00 - $41.19                        2,552           8.4            39.63          589           40.43
                                          ----------                                  ----------
                                             3,627           7.4            34.35        1,664           28.40
                                          ==========                                  ==========
13.	Related Party Transactions

As at December 31, 2003, Resolute Investments, Inc. owned 40.7% of the Company’s outstanding Common Stock. Two of the Company’s directors are officers and directors of Resolute Investments, Inc. Two additional directors of the Company are among the managing directors of the entity that ultimately controls Resolute Investments, Inc.

Payments made by the Company to Resolute Investments, Inc. or companies related through common ownership in respect of port agent services, legal and administration fees, shared office costs, and consulting fees for the years ended December 31, 2003, 2002 and 2001 totaled $0.5 million, $0.9 million, and $1.5 million, respectively. In 1993 the Company purchased all of the issued and outstanding shares of Palm Shipping Inc. (now Teekay Chartering Limited) from an affiliate of Resolute Investments, Inc. During the year ended December 31, 2002, the Company accrued and expensed in other (loss) income $ 6.0 million as a settlement of a contingent payment, which was required under the terms of the Palm Shipping acquisition agreement.

14.	Restructuring Charge and Other Loss

                                                                      Year Ended     Year Ended     Year Ended
                                                                     December 31,   December 31,   December 31,
                                                                         2003           2002           2001
                                                                          $               $             $
                                                                    --------------- -------------- -------------
    Gain (loss) on sale of available-for-sale securities............     517          (1,130)           758
    Writedown in the carrying value of available-for-sale securities  (4,910)              -              -
    Income tax expense ............................................. (36,501)        (11,413)        (6,963)
    Loss on bond repurchase.........................................  (5,385)              -              -
    Miscellaneous...................................................     787          (3,455)        (1,011)
                                                                    ----------      ----------     ----------
                                                                     (45,492)        (15,998)        (7,216)
                                                                    ==========      ==========     ==========

During the year ended December 31, 2003, the Company incurred $6.4 million of restructuring costs associated with closure of the Company’s offices in Oslo, Norway and Melbourne, Australia, and severance costs related to the termination of seafaring staff.

15.	Derivative Instruments and Hedging Activities

The Company adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” on January 1, 2001. The Company recognized the fair value of its derivatives as assets of $2.2 million and liabilities of $1.3 million on its consolidated balance sheet as of January 1, 2001. These amounts were recorded as a cumulative effect of an accounting change as an adjustment to stockholders’ equity through other comprehensive income. There was no impact on net income. In addition, a deferred gain of $3.2 million on unwound interest rate swap agreements presented as other long-term liabilities at December 31, 2000, was reclassified to accumulated other comprehensive income and will be recognized into earnings over the hedged term of the debt.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company uses derivatives only for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels, bunker fuel prices, and the effect of these strategies on the Company’s financial statements.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with forward contracts and a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at December 31, 2003, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 865.9 million, Canadian Dollars 42.0 million and, Singapore Dollars 12.0 million for US Dollars at an average rate of Norwegian Kroner 7.63 per U.S. Dollar, Canadian Dollar 1.58 per U.S. Dollar and Singapore Dollar 1.72 per U.S. Dollar, respectively. As at December 31, 2003, the Company was committed to bunker fuel swap contracts totalling 6,000 metric tonnes with a weighted-average price of $116.00 per tonne. The fuel swap contracts expire between January and May 2004.

As at December 31, 2003, the Company was committed to interest rate swap agreements whereby $710.0 million of the Company’s floating rate debt was swapped with fixed rate obligations having a weighted-average remaining term of 1.6 years, expiring between January 2004 and January 2006. These agreements effectively change the Company’s interest rate exposure on $710.0 million of debt from a floating LIBOR rate to a weighted-average fixed rate of 2.75%.

The Company hedges certain of its voyage revenues through the use of forward freight agreements. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages at fixed rates thus hedging a portion of the Company’s exposure to the spot charter market. As at December 31, 2003, the Company was committed to forward freight agreements totaling 2.1 million metric tonnes with a notional principal amount of $13.4 million. The forward freight agreements expire between January 2004 and December 2004.

The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements, foreign exchange forward contracts, bunker fuel swap contracts, and forward freight agreements; however, the Company does not anticipate non-performance by any of the counter parties.

During the year ended December 31, 2003, the Company recognized a net gain of $0.5 million (2002 net gain of $0.1 million) relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion of these derivative instruments is presented as interest expense and other (loss) income, respectively.

As at December 31, 2003, the Company estimates, based on current foreign exchange rates, bunker fuel prices, interest rates and spot market rates for vessels, that it will reclassify approximately $10.5 million of net gain on derivative instruments from accumulated other comprehensive income to earnings during the next 12 months due to actual voyage, vessel operating, drydocking and general and administrative expenditures and the payment of interest expense associated with the floating-rate debt.

16.	Commitments and Contingencies

As at December 31, 2003, the Company was committed to the construction of three Suezmax tankers (including two scheduled for conversion to shuttle tankers upon delivery) and nine Aframax tankers scheduled for delivery between January 2004 and January 2006, at a total cost of approximately $527.8 million, excluding capitalized interest. As of December 31, 2003, payments made towards these commitments totaled $141.2 million, excluding $9.5 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $254.2 million of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $132.4 million through incremental debt or surplus cash balances, or a combination thereof. As of December 31, 2003, the remaining payments required to be made under these newbuilding contracts were $263.1 million in 2004, $95.4 million in 2005, and $28.1 million in 2006. The shuttle and Suezmax tankers and one of the Aframax tanker newbuildings will be subject to long-term charter contracts upon delivery. These contracts expire between 2015 and 2017. Subsequent to December 31, 2003, the Company ordered six additional vessels (see Note 20).

During September 2003, the Company was awarded a contract by a consortium of major oil companies to construct and install volatile organic compound emissions plants, which reduce emissions during cargo operations, on a number of shuttle tankers. The construction and installation of these plants are expected to be completed by the end of 2004 at a total cost to Teekay of approximately $42.0 million. As of December 31, 2003, the Company had made payments towards these commitments of approximately $16.3 million. Under an existing frame agreement, the consortium has the option to order additional plants, which the Company expects would cost between $40 million and $50 million.

Teekay and certain subsidiaries of Teekay have guaranteed their share of the outstanding mortgage debt in four 50%-owned joint venture companies. As of December 31, 2003, Teekay and these subsidiaries had guaranteed $102.3 million of such debt, or 50% of the total $204.5 million in outstanding mortgage debt of the joint venture companies. The outstanding mortgage debt has maturity dates ranging from May 2008 to March 2011. These joint venture companies own an aggregate of four shuttle tankers.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

17.	Change in Non-Cash Working Capital Items Related to Operating Activities

                                                                 Year Ended      Year Ended       Year Ended
                                                                December 31,    December 31,     December 31,
                                                                    2003            2002             2001
                                                                     $                $                $
                                                               --------------- ---------------- ----------------
         Accounts receivable................................      (26,587)        (13,508)          23,993
         Prepaid expenses and other assets..................        9,474          (5,002)           5,152
         Accounts payable...................................       14,627          27,375              666
         Accrued liabilities................................       (1,770)         (1,827)          (1,614)
                                                                 ----------      ----------       ----------
                                                                   (4,256)          7,038           28,197
                                                                 ==========      ==========       ==========
18.	Write-downs and Gain on Sale of Vessels

During 2003, the Company sold eight 1980‘s-built Aframax tankers and eight 1980‘s-built Panamax oil/bulk/ore carriers. The results for the year ended December 31, 2003 include a $34.7 million writedown in the book value of these vessels, partially offset by a $1.2 million gain on sale from these vessels.

The International Maritime Organization (“IMO”), the United Nations’ global maritime regulatory body, announced stricter regulations governing the tanker industry on a worldwide basis. The IMO regulations, scheduled to become effective April 5, 2005, will accelerate the mandatory phase-out of single-hull tankers as well as impose a more rigorous inspection regime for older tankers. The IMO’s accelerated phase-out schedule will affect 22 of the Company’s vessels, effectively reducing the economic life of each of these vessels. As a result of these regulations, the Company has taken a $56.9 million non-cash write-down in the fourth quarter of 2003. In addition, it is expected that the change in estimated useful lives of the Company’s single-hull vessels along with the vessel writedown will result in an annual decrease in net income of approximately $8.7 million for approximately seven years commencing January 1, 2004, by accelerating the depreciation on these vessels.

19.	Earnings Per Share

                                                                Year Ended       Year Ended       Year Ended
                                                               December 31,     December 31,     December 31,
                                                                   2003             2002             2001
                                                                    $                 $                $
                                                             ----------------- ---------------- ----------------
      Net income available for common stockholders...........      177,364           53,391          336,518
                                                                ==========       ==========       ==========

      Weighted average number of common shares...............   39,993,373       39,630,997       39,706,799
      Dilutive effect of employee stock options..............      739,774          621,399          781,423
                                                                ----------       ----------       ----------
      Common stock and common stock equivalents..............   40,733,147       40,252,396       40,488,222
                                                                ==========       ==========       ==========

      Earnings per common share:.............................
        - Basic..............................................         4.43             1.35             8.48
        - Diluted............................................         4.35             1.33             8.31
For the years ended December 31, 2003, 2002 and 2001, the antidilutive effect of 3.3 million, 1.8 million, and 0.8 million shares attributable to outstanding stock options and the Equity Units were excluded from the calculation of diluted earnings per share.

20.	Subsequent Events

(a) On January 15, 2004, the Company ordered four Aframax newbuildings, and two purpose-built lightering ships under two separate agreements. These vessels are scheduled to deliver in 2006, 2007 and 2008. Upon delivery, the lightering vessels will be on fixed-rate charters to the Company’s 50% owned joint venture company, Skaugen PetroTrans, for a period of 10 years. The aggregate cost of these vessels is approximately $260 million, including construction supervision costs and capitalized interest.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(b) On March 15, 2004, the Company entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Naviera F. Tapias S.A. (“Tapias”), for approximately $275 million in cash, and the assumption of existing debt. In addition, the Company will assume approximately $540 million in newbuilding commitments, most of which is expected to be fully debt financed prior to the vessel deliveries. Tapias is the leading independent owner and operator of liquefied natural gas (“LNG”) carriers and crude oil tankers in Spain. Teekay also entered into an agreement with the shareholders of Tapias to establish a 50/50 joint venture that will pursue new business in the oil and gas shipping sectors, focusing specifically on the Spanish market. The transaction, which is subject to customary closing conditions, is expected to close by April 30, 2004. It is anticipated that the acquisition of Tapias will be funded by cash, cash generated from operations, borrowings under existing credit facilities or a combination thereof.

Tapias’ LNG fleet consists of four vessels, including two newbuildings scheduled for delivery in the second half of 2004. All four vessels are contracted under long-term fixed-rate charters to major Spanish energy companies. Tapias’ conventional crude oil tanker fleet consists of nine Suezmax tankers, including a total of three newbuildings scheduled for delivery in 2004 and 2005. Five of the conventional tankers are contracted under long-term fixed-rate charters with a major Spanish oil company. The other four Suezmax tankers, two of which are currently trading under short-term contracts, are expected to join the Company’s spot tanker fleet during the next 18 months. The average remaining terms of these LNG and Suezmax charter contracts are approximately 21 and 18 years, respectively.

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)

                                                                        Year Ended December 31, 2003
                                          ----------------- -------------- ---------------- --------------- ----------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                 $                $               $               $                $
                                          ----------------- -------------- ---------------- --------------- ----------------

Voyage revenues                                       -          59,571       1,565,787          (49,203)      1,576,095
Operating expenses                               13,417          41,335       1,180,810          (49,203)      1,186,359
                                          ----------------- -------------- ---------------- --------------- ----------------
     (Loss) income from vessel operations       (13,417)         18,236         384,917                -         389,736
Other operating expense                               -               -         (89,802)               -         (89,802)
                                          ----------------- -------------- ---------------- --------------- ----------------
     Operating income                           (13,417)         18,236         295,115                -         299,934
Net interest expense                            (35,326)              -         (41,752)               -         (77,078)
Equity in net income of subsidiaries            216,690               -               -         (216,690)              -
Other income (loss)                               9,417             (17)        (54,892)               -         (45,492)
                                          ----------------- -------------- ---------------- --------------- ----------------
Net income                                      177,364          18,219         198,471         (216,690)        177,364
Retained earnings (deficit), beginning
  of the year                                   954,005         (13,112)      1,145,412       (1,132,300)        954,005
Dividends declared                              (35,719)              -               -                -         (35,719)
Repurchase of Common Stock                            -               -               -                -               -
                                          ----------------- -------------- ---------------- --------------- ----------------
Retained earnings, end of the year            1,095,650           5,107       1,343,883       (1,348,990)      1,095,650
                                          ================= ============== ================ =============== ================

                                                                   Year Ended December 31, 2002
                                          ----------------- -------------- ---------------- --------------- ----------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                 $                $               $               $                $
                                          ----------------- -------------- ---------------- --------------- ----------------

Voyage revenues                                       -          36,480         889,079         (142,232)        783,327
Operating expenses                               17,191          34,314         754,708         (142,232)        663,981
                                          ----------------- -------------- ---------------- --------------- ----------------
     (Loss) income from vessel operations       (17,191)          2,166         134,371                -         119,346
Other operating income                                -               -           4,523                -           4,523
                                          ----------------- -------------- ---------------- --------------- ----------------
     Operating income                           (17,191)          2,166         138,894                -         123,869
Net interest expense                            (41,575)              -         (12,905)               -         (54,480)
Equity in net income of subsidiaries            111,177               -               -         (111,177)              -
Other income (loss)                                 980               -         (16,978)               -         (15,998)
                                          ----------------- -------------- ---------------- --------------- ----------------
Net income                                       53,391           2,166         109,011         (111,177)         53,391
Retained earnings (deficit), beginning
  of the year                                   935,660         (15,278)      1,036,401       (1,021,123)        935,660
Dividends declared                              (34,079)              -               -                -         (34,079)
Repurchase of Common Stock                         (967)              -               -                -            (967)
                                          ----------------- -------------- ---------------- --------------- ----------------
Retained earnings (deficit), end of
  the year                                      954,005         (13,112)      1,145,412       (1,132,300)        954,005
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

                                                                     Year Ended December 31, 2001
                                           ---------------- -------------- ---------------- --------------- ----------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                  $               $               $               $                $
                                           ---------------- -------------- ---------------- --------------- ----------------

Voyage revenues                                        -         34,688       1,148,780         (144,412)      1,039,056
Operating expenses                                10,809         32,660         756,536         (144,412)        655,593
                                           ---------------- -------------- ---------------- --------------- ----------------
     (Loss) income from vessel operations        (10,809)         2,028         392,244                -         383,463
Other operating income                                 -              -          17,324                -          17,324
                                          ----------------- -------------- ---------------- --------------- ----------------
     Operating income                            (10,809)         2,028         409,568                -         400,787

Net interest expense                             (22,548)             -         (34,505)               -         (57,053)
Equity in net income of subsidiaries             369,023              -               -         (369,023)              -
Other income (loss)                                  852          1,663          (9,731)               -          (7,216)
                                           ---------------- -------------- ---------------- --------------- ----------------
Net income                                       336,518          3,691         365,332         (369,023)        336,518
Retained earnings (deficit), beginning
  of the year                                    641,149        (18,969)        671,069         (652,100)        641,149
Adjustment for equity income on step
  acquisition                                        198              -               -                -             198
Dividends declared                               (34,102)             -               -                -         (34,102)
Repurchase of Common Stock                        (8,103)             -               -                -          (8,103)
                                           ---------------- -------------- ---------------- --------------- ----------------
Retained earnings (deficit), end of the
year                                             935,660        (15,278)      1,036,401       (1,021,123)        935,660
                                           ================ ============== ================ =============== ================

   (See Notes 9 and 16)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars)

                                                                   Year Ended December 31, 2003
                                          ----------------- -------------- ---------------- --------------- ----------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                 $                $               $               $                $
                                          ----------------- -------------- ---------------- --------------- ----------------

Net income                                      177,364          18,219         198,471         (216,690)        177,364

Other comprehensive income
   Unrealized gain on
     available-for-sale securities                    -               -          53,540                -          53,540
   Reclassification adjustment for loss
     on available- for-sale securities
     included in net income                           -               -           4,899                -           4,899
   Unrealized gain on derivative
     instruments                                      -               -           8,639                -           8,639
   Reclassification adjustment for gain
     on derivative instruments                        -               -            (459)               -            (459)
                                          ----------------- -------------- ---------------- --------------- ----------------
Comprehensive income                            177,364          18,219         265,090         (216,690)        243,983
                                          ================= ============== ================ =============== ================

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

   (See Notes 9 and 16)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                      As at December 31, 2003
                                         ----------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                              Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $              $                $                $
                                         ------------------ ------------ ----------------- --------------- ----------------
     ASSETS
Cash and cash equivalents                              -            -           292,284              -           292,284
Other current assets                               1,429          344           282,476        (96,000)          188,249
                                         ------------------ ------------ ----------------- --------------- ----------------
  Total current assets                             1,429          344           574,760        (96,000)          480,533
Vessels and equipment (net)                            -      242,182         2,332,678              -         2,574,860
Advances due from subsidiaries                   309,071            -                 -       (309,071)                -
Investment in direct financing leases                  -            -            73,073              -            73,073
Other assets (principally marketable
  securities and investments
  in subsidiaries)                             1,911,491            -           155,844     (1,911,491)          155,844
Investment in joint ventures                           -            -            54,392              -            54,392
Intangible assets                                      -            -           118,588              -           118,588
Goodwill                                               -            -           130,754              -           130,754
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               2,221,991      242,526         3,440,089      2,316,562         3,588,044
                                         ================== ============ ================= =============== ================
     LIABILITIES & STOCKHOLDERS’
     EQUITY
Current liabilities                               25,371        1,746           343,515        (96,000)          274,632
Long-term debt and other long-term
  liabilities                                    608,317            -         1,037,946              -         1,646,263
Due (from) to affiliates                               -     (133,657)          493,190       (359,533)                -
                                         ------------------ ------------ ----------------- --------------- ----------------
  Total liabilities                              633,688     (131,911)        1,874,651       (455,533)        1,920,895
                                         ------------------ ------------ ----------------- --------------- ----------------
Minority Interest                                      -            -            15,322              -            15,322
Stockholders' Equity
Capital stock                                    492,653           23             5,943         (5,966)          492,653
Contributed capital                                    -      369,307           136,766       (506,073)                -
Retained earnings                              1,095,650        5,107         1,343,883     (1,348,990)        1,095,650
Accumulated other comprehensive loss                   -            -            63,524              -            63,524
                                         ------------------ ------------ ----------------- --------------- ----------------
  Total stockholders' equity                   1,588,303      374,437         1,550,116     (1,861,029)        1,651,827
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               2,221,991      242,526         3,440,089     (2,316,562)        3,588,044
                                         ================== ============ ================= =============== ================

                                                                     As at December 31, 2002
                                         ----------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                              Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $              $                $                $
                                         ------------------ ------------ ----------------- --------------- ----------------
     ASSETS
Cash and cash equivalents                              -            -           284,625              -           284,625
Other current assets                               1,500           43           197,390        (96,000)          102,933
                                         ------------------ ------------ ----------------- --------------- ----------------
  Total current assets                             1,500           43           482,015        (96,000)          387,558
Vessels and equipment (net)                            -      258,664         1,807,993              -         2,066,657
Advances due from subsidiaries                   263,105            -                 -       (263,105)                -
Other assets (principally marketable
  securities and investments
  in subsidiaries)                             1,701,937            -           123,748     (1,701,937)          123,748
Investment in joint ventures                           -            -            56,354              -            56,354
Goodwill                                               -            -            89,189              -            89,189
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               1,966,542      258,707         2,559,299     (2,061,042)        2,723,506
                                         ================== ============ ================= =============== ================
     LIABILITIES & STOCKHOLDERS’
     EQUITY
Current liabilities                               22,320        7,574           255,661        (96,000)          189,555
Long-term debt and other long-term
  liabilities                                    519,229            -           572,500              -         1,091,729
Due (from) to affiliates                               -     (105,085)          425,788       (320,703)                -
                                         ------------------ ------------ ----------------- --------------- ----------------
  Total liabilities                              541,549      (97,511)        1,253,949       (416,703)        1,281,284
                                         ------------------ ------------ ----------------- --------------- ----------------
Minority Interest                                      -            -            20,324              -            20,324
Stockholders' Equity
Capital stock                                    470,988           23             5,943         (5,966)          470,988
Contributed capital                                    -      369,307           136,766       (506,073)                -
Retained earnings (deficit)                      954,005      (13,112)        1,145,412     (1,132,300)          954,005
Accumulated other comprehensive loss                   -            -            (3,095)             -            (3,095)
                                         ------------------ ------------ ----------------- --------------- ----------------
  Total stockholders' equity                   1,424,993      356,218         1,285,026     (1,644,339)        1,421,898
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               1,966,542      258,707         2,559,299     (2,061,042)        2,723,506
                                         ================== ============ ================= =============== ================

   (See Notes 9 and 16)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                     Year Ended December 31, 2003
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
                                              Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $              $                $                $
                                         ------------------ ------------ ----------------- --------------- ----------------
Cash and cash equivalents provided by
(used for)
OPERATING ACTIVITIES
                                         ------------------ ------------ ----------------- --------------- ----------------
  Net cash flow from operating activities     (25,377)         28,996          451,956                -          455,575
                                         ------------------ ------------ ----------------- --------------- ----------------
FINANCING ACTIVITIES
Net proceeds from long-term debt               80,594               -        1,900,234                -        1,980,828
Scheduled repayments of long-term debt              -               -          (62,585)               -          (62,585)
Prepayments of long-term debt                       -               -       (1,466,815)               -       (1,466,815)
Other                                         (55,217)        (28,572)          79,198                -           (4,591)
                                         ------------------ ------------ ----------------- --------------- ----------------
  Net cash flow from financing activities      25,377         (28,572)         450,032                -          446,837
                                         ------------------ ------------ ----------------- --------------- ----------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment              -            (424)        (372,009)               -         (372,433)
Purchase of Navion ASA                              -               -         (704,734)               -         (704,734)
Proceeds from dispositions of vessels
  and equipment                                     -                          242,111                -          242,111
Other                                               -               -          (59,697)               -          (59,697)
                                         ------------------ ------------ ----------------- --------------- ----------------
  Net cash flow from investing activities           -            (424)        (894,329)               -         (894,753)
                                         ------------------ ------------ ----------------- --------------- ----------------
Increase in cash and cash equivalents               -               -            7,659                -            7,659
Cash and cash equivalents, beginning of
  the year                                          -               -          284,625                -          284,625
                                         ------------------ ------------ ----------------- --------------- ----------------
Cash and cash equivalents, end of
  the year                                          -               -          292,284                -          292,284
                                         ================== ============ ================= =============== ================

                                                                   Year Ended December 31, 2002
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
                                              Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $              $                $                $
                                         ------------------ ------------ ----------------- --------------- ----------------
Cash and cash equivalents provided by
(used for)
OPERATING ACTIVITIES
                                        ------------------ ------------ ----------------- --------------- ----------------
  Net cash flow from operating activities     (51,914)         16,531          214,914                -          179,531
                                         ------------------ ------------ ----------------- --------------- ----------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                    -               -          255,185                -          255,185
Scheduled repayments of long-term debt              -               -          (51,830)               -          (51,830)
Prepayments of long-term debt                       -               -           (8,000)               -           (8,000)
Other                                          51,914         (14,953)         (69,312)               -          (32,351)
                                         ------------------ ------------ ----------------- --------------- ----------------
  Net cash flow from financing activities      51,914         (14,953)         126,043                -          163,004
                                         ------------------ ------------ ----------------- --------------- ----------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment              -          (1,578)        (134,072)               -         (135,650)
Purchase of Navion AS                               -               -          (76,000)               -          (76,000)
Other                                               -               -          (21,210)               -          (21,210)
                                         ------------------ ------------ ----------------- --------------- ----------------
  Net cash flow from investing activities           -          (1,578)        (231,282)               -         (232,860)
                                         ------------------ ------------ ----------------- --------------- ----------------
Increase in cash and cash equivalents               -               -          109,675                -          109,675
Cash and cash equivalents, beginning of
  the year                                          -               -          174,950                -          174,950
                                         ------------------ ------------ ----------------- --------------- ----------------
Cash and cash equivalents, end of
  the year                                          -               -          284,625                -          284,625
                                         ================== ============ ================= =============== ================

                                                                   Year Ended December 31, 2001
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
                                              Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $              $                $                $
                                         ------------------ ------------ ----------------- --------------- ----------------
Cash and cash equivalents provided by
  (used for)
OPERATING ACTIVITIES
  Net cash flow from operating activities      (7,458)         21,443            486,101                -         500,086
                                         ------------------ ------------ ----------------- --------------- ----------------
FINANCING ACTIVITIES
Net proceeds from long-term debt              345,045               -            343,336               -         688,381
Scheduled repayments of long-term debt              -               -            (72,026)              -         (72,026)
Prepayments of long-term debt                 (22,045)              -           (729,693)              -        (751,738)
Other                                        (316,034)        (20,502)           301,031               -         (35,505)
                                         ------------------ ------------ ----------------- --------------- ----------------
  Net cash flow from financing activities       6,966         (20,502)          (157,352)              -        (170,888)
                                         ------------------ ------------ ----------------- --------------- ----------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment              -            (942)          (184,041)              -        (184,983)
Purchase of Ugland Nordic Shipping AS             198               -           (181,719)              -        (181,521)
Other                                               -               1             30,955               -          30,956
                                         ------------------ ------------ ----------------- --------------- ----------------
  Net cash flow from investing activities         198            (941)          (334,805)              -        (335,548)
                                         ------------------ ------------ ----------------- --------------- ----------------
Decrease in cash and cash equivalents            (294)              -             (6,056)              -          (6,350)
Cash and cash equivalents, beginning of
  the period                                      294               -            181,006               -         181,300
                                         ------------------ ------------ ----------------- --------------- ----------------
Cash and cash equivalents, end of the year          -               -            174,950               -         174,950
                                         ================== ============ ================= =============== ================

   (See Notes 9 and 16)

EXHIBIT 8.1

List of Significant Subsidiaries

The following is a list of the of Company’s significant subsidiaries as at March 31, 2004.

                                                                                 State or          Proportion of
                                                                              Jurisdiction of        Ownership
Name of Significant Subsidiary                                                Incorporation          Interest

BONA SHIPHOLDING LTD....................................................     BERMUDA                    100%
IUM SHIPMANAGEMENT AS...................................................     NORWAY                      51%
NAVION OFFSHORE LOADING AS..............................................     NORWAY                     100%
NAVION SHIPPING HOLDING AS..............................................     NORWAY                     100%
NAVION SHIPPING LTD.....................................................     MARSHALL ISLANDS           100%
NORSK TEEKAY AS.........................................................     NORWAY                     100%
NORSK TEEKAY HOLDINGS LTD...............................................     MARSHALL ISLANDS           100%
SINGLE SHIP COMPANIES (3)...............................................     AUSTRALIA                  100%
SINGLE SHIP LIMITED LIABILITY COMPANIES (70)............................     MARSHALL ISLANDS           100%
TEEKAY CHARTERING LIMITED...............................................     MARSHALL ISLANDS           100%
TEEKAY LIGHTERING SERVICES LLC..........................................     MARSHALL ISLANDS           100%
TEEKAY NORDIC HOLDINGS INC..............................................     MARSHALL ISLANDS           100%
TEEKAY NORGE AS.........................................................     NORWAY                     100%
TEEKAY NORWAY AS........................................................     NORWAY                     100%
TEEKAY SHIPPING (CANADA)LTD.............................................     CANADA                     100%
TEEKAY SHIPPING LIMITED.................................................     BAHAMAS                    100%
UGLAND NORDIC SHIPPING AS...............................................     NORWAY                     100%

EXHIBIT 12.1

CERTIFICATION

I, Bjorn Moller, President and Chief Executive Officer of the company, certify that:

1.	I have reviewed this annual report on Form 20-F of Teekay Shipping Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

c)	Disclosed in this annual report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over the financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal controls over financial reporting.

Dated: April 26, 2004	By: /s/ Bjorn Moller Bjorn Moller President and Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Peter Evensen, Executive Vice President and Chief Financial Officer of the company, certify that:

1.	I have reviewed this annual report on Form 20-F of Teekay Shipping Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

c)	Disclosed in this annual report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over the financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal controls over financial reporting.

Dated: April 26, 2004	By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Teekay Shipping Corporation (the “Company”) on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Form 20-F”), I Bjorn Moller, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)     The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 26, 2004	By: /s/ Bjorn Moller Bjorn Moller President and Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Teekay Shipping Corporation (the “Company”) on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Form 20-F”), I Peter Evensen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)     The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 26, 2004	By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer

EXHIBIT 15.1

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (“Teekay”), in the Registration Statement (Form F-3 No. 333-102594) and in the related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our annual report dated February 18, 2004 (except for Note 20(b) which is as of March 15, 2004) with respect to the consolidated financial statements and the financial schedule listed in Index: Item 18 of Teekay and its subsidiaries included in this annual report (Form 20-F) for the year ended December 31, 2003.

Vancouver, Canada, Dated: April 26, 2004	/s/ ERNST & YOUNG LLP Chartered Accountants

EXHIBIT 15.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (“Teekay”), in the Registration Statement (Form F-3 No. 333-102594) and in the related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated May 22, 2002, with respect to the annual financial statements of Ugland Nordic Shipping ASA included in this annual report (Form 20-F) for the year ended December 31, 2003.

Deloitte & Touche
Alf-Anton Eid (signed)
State Authorized Public Accountant (Norway)
April 4, 2004