Form 20-F/A
period 2002-12-31
TEEKAY SHIPPING CORP
filed 2004-07-29
CIK 911971

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

Item 17     [  ]      Item 18     [X]

July 28, 2004

Explanatory Note

We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (“Form 20-F”) as filed with the Securities and Exchange Commission on April 1, 2003, solely to include the audit report of Deloitte & Touche on the financial statements of our subsidiary Ugland Nordic Shipping ASA for the year ended December 31, 2001. This Amendment is contained within “Item 18: Financial Statements” and, consequently, we have re-submitted this entire Item with the addition of the request. We have also included in “Item 19: Exhibits” the related consent of Deloitte & Touche and additional consents and certifications arising from the act of amending the original Form 20-F. This Amendment No. 1 to Form 20-F does not change any other portion of the Form 20-F.

TEEKAY SHIPPING CORPORATION
INDEX TO REPORT ON FORM 20-F

PART III

Item 18. Financial Statements

The following financial statements and schedule, together with the reports of Ernst & Young LLP, Chartered Accountants, and Deloitte & Touche thereon, are filed as part of this Annual Report:

                                                                                                                   Page
Independent Auditors' Reports
Independent Auditor's Report - Ernst & Young LLP...................................................................F-1
Independent Auditor's Report - Deloitte & Touche...................................................................F-2
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
      8.1  List of Significant Subsidiaries (19)
     12.1  Rule 13a-14(A)/15d-14(a) Certification of Teekay’s Chief Executive Officer
     12.2  Rule 13a-14(A)/15d-14(a) Certification of Teekay’s Chief Financial Officer
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
     15.2  Letter from Deloitte & Touche, as independent auditors, dated April 4, 2004, regarding audited financial information.

_____________________________________

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
      (8)  Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874),
           filed with the SEC on June 11, 1999, and hereby incorporated by reference to such Annual Report.
      (9)  Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874),
           filed with the SEC on March 30, 2000, and hereby incorporated by reference to such Annual Report.
     (10)  Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on May 2, 2000, and hereby incorporated by reference to such Annual Report.
     (11)  Previously filed as an exhibit to the Company’s Form 8-A (File No.1-12874), filed with the SEC on September 11, 2000, and hereby incorporated by reference to such Annual Report.
     (12)  Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874),
           filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Annual Report.
     (13)  Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on May 24, 2001, and hereby incorporated by reference to such Report.
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
     (17)  Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874),
           filed with the SEC on March 29, 2002, and hereby incorporated by reference to such Annual Report.
     (18)  Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874),
           filed with the SEC on February 12, 2003, and hereby incorporated by reference to such Report on Form 6-K.
     (19)  Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874),
           filed with the SEC on April 1, 2003, and hereby incorporated by reference to such Annual Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Dated: July 28, 2004

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

                                                               Year Ended           Year Ended          Year Ended
                                                              December 31,         December 31,        December 31,
                                                                  2002                 2001                2000
                                                                    $                   $                    $
                                                        -----------------------------------------------------------

      Net income - as reported...........................         53,391              336,518             270,020
      Less: Total stock-based compensation expense.......          7,538                6,466               5,571
                                                               ----------           ----------           ---------
      Net income - pro forma.............................         45,853              330,052             264,449
                                                               ==========           ==========           =========
      Basic earnings per common share:
      As reported........................................          1.35                 8.48                7.02
      Pro forma..........................................          1.16                 8.31                6.87

      Diluted earnings per common share:
      As reported........................................          1.33                 8.31                6.86
      Pro forma..........................................          1.14                 8.15                6.72
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
                                                 =============== ============= ================= ============== =================
___________________
(See Note 6)

EXHIBIT 12.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 1 to the Annual Report of Teekay Shipping Corporation (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Form 20-F”), I, Bjorn Moller, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)     Amendment No. 1 to the Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)     The information contained in Amendment No. 1 to the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: July 28, 2004

By: /s/ Bjorn Moller
Bjorn Moller
President and Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 1 to the Annual Report of Teekay Shipping Corporation (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Form 20-F”), I, Peter Evensen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)     Amendment No. 1 to the Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)     The information contained in Amendment No. 1 to the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: July 28, 2004

By: /s/ Peter Evensen
Peter Evensen
Executive Vice President and Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION

I, Bjorn Moller, Chief Executive Officer of the company, certify that:

1.	I have reviewed this Amendment No. 1 to the Annual Report on Form 20-F of Teekay Shipping Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in the report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any changes in the company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting;

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversly affect the company’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal controls over financial reporting.

Date: July 28, 2004	By: /s/ Bjorn Moller Bjorn Moller President and Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION

I, Peter Evensen, Executive Vice President and Chief Financial Officer of the company, certify that:

1.	I have reviewed this Amendment No. 1 to the Annual Report on Form 20-F of Teekay Shipping Corporation;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in the report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any changes in the company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting;

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversly affect the company’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal controls over financial reporting; and

Date: July 28, 2004	By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer

EXHIBIT 15.1

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (“Teekay”), in the Registration Statement (Form F-3 No. 333-102594) and in the related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated February 13, 2003 (except for Note 15(b) which is as of February 19, 2003), with respect to the consolidated financial statements and the financial schedule listed in Index: Item 18 of Teekay and its subsidiaries included in this Amendment No. 1 to the Annual Report (Form 20-F) for the year ended December 31, 2002.

Vancouver, Canada April 22, 2004	/s/ ERNST & YOUNG LLP Chartered Accountants

EXHIBIT 15.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (“Teekay”), in the Registration Statement (Form F-3 No. 333-102594) and in the related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated May 22, 2002, included in this Amendment No. 1 to Annual Report (Form 20-F) for the year ended December 31, 2002 with respect to the annual financial statements of Ugland Nordic Shipping ASA for the year ended December 31, 2001.

Deloitte & Touche
Alf-Anton Eid (signed)
State Authorized Public Accountant (Norway)
April 4, 2004