Form 20-F
period 2004-12-31
TEEKAY SHIPPING CORP
filed 2005-04-08
CIK 911971

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

82,951,275 shares of Common Stock, par value of $0.001 per share.

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

Item 17     [  ]      Item 18     [X]

TEEKAY SHIPPING CORPORATION
INDEX TO REPORT ON FORM 20-F

                                                                                                    Page
 PART I.

  Item 1.           Identity of Directors, Senior Management and Advisors.....................  Not applicable
  Item 2.           Offer Statistics and Expected Timetable...................................  Not applicable

  Item 12.          Description of Securities Other than Equity Securities....................  Not applicable

 PART II.

 PART III.

  Item 17.          Financial Statements......................................................  Not applicable

PART I

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding: our future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; future capital expenditures; delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time charter contacts; the impact of the Teekay Spain acquisition to our earnings, future cash flow from vessel operations and strategic position; the growth prospects of the LNG shipping sector, including increased competition, and the joint venture company with the former controlling shareholder of Teekay Spain; the initial public offering of Teekay LNG Partners L.P.; the expected impact of IMO regulations and regulations of the European Union Parliament; the expected lifespan of a new LNG carrier; the expected impact of the heightened environmental and quality concerns of insurance underwriters, regulators and charterers; the growth of the global economy and global oil demand; and the proceeds and gains in the first and second quarters of 2006 relating to the sale of certain of our vessels. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; the cyclical nature of the tanker industry and our dependence on oil markets; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in typical seasonal variations in tanker charter rates; changes in the offshore production of oil, competitive factors in the markets in which we operate; our potential inability to integrate effectively the operations of Teekay Spain or any other future acquisitions; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; shipyard production delays; conditions in the public equity markets; the ultimate number of common units and price per unit, if any, issued by Teekay LNG Partners L.P. in its proposed public offering; and other factors detailed from time to time in our periodic reports.

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

Item 2.  Offer Statistics and Expected Timetable
                 Not applicable.

Item 3.   Key Information

Selected Financial Data

Set forth below are selected consolidated financial and other data of Teekay Shipping Corporation together with its subsidiaries (sometimes referred to as “Teekay,” the “Company,” “we” or “us”), for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Report of Independent Registered Public Accounting Firm therein, with respect to the consolidated financial statements for the years ended December 31, 2004, 2003, and 2002, and “Item 5. Operating and Financial Review and Prospects,” included herein.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

                                     Year Ended     Year Ended      Year Ended     Year Ended      Year Ended
                                    December 31,   December 31,    December 31,   December 31,    December 31,
                                        2004           2003            2002           2001            2000
                                            (in thousands, except share, per share data and ratios)
Income Statement Data:
Voyage revenues....................  $2,219,238     $1,576,095       $783,327      $1,039,056       $893,226
Total operating expenses (1).......  (1,398,052)    (1,283,131)      (663,981)       (655,593)      (565,551)
Income from vessel operations......     821,186        292,964        119,346         383,463        327,675
Interest expense...................    (121,518)       (80,999)       (57,974)        (66,249)       (74,540)
Interest income....................      18,528          3,921          3,494           9,196         13,021
Equity income from joint ventures..      13,730          6,970          4,523          17,324          9,546
Gain (loss) on sale of marketable
securities.........................      93,175            517         (1,130)            758              -
Other - net........................     (67,661)       (46,009)       (14,868)         (7,974)        (5,682)
Net income.........................     757,440        177,364         53,391         336,518        270,020

Per Share Data:
Net income - basic (2).............       $9.14          $2.22          $0.67           $4.24          $3.51
Net income - diluted (2)...........        8.63           2.18           0.66            4.16           3.43
Cash dividends declared (2)........        0.51           0.45           0.43            0.43           0.43

Balance Sheet Data (at end of year):
Cash and marketable securities.....   $ 427,037      $ 387,795      $ 298,255       $ 196,004      $ 223,123
Restricted cash....................     448,812          2,672          8,785           7,833              -
Vessels and equipment..............   3,531,287      2,574,860      2,066,657       2,043,098      1,607,716
Total assets.......................   5,503,740      3,588,044      2,723,506       2,467,781      1,974,099
Total debt (including capital lease
obligations).......................   2,744,545      1,636,758      1,130,822         935,702        797,484
Capital stock......................     534,938        492,653        470,988         467,341        452,808
Total stockholders' equity.........   2,237,358      1,651,827      1,421,898       1,398,200      1,098,512
Number of outstanding shares of
common stock (2)...................  82,951,275     81,222,350     79,384,120      79,100,652     78,290,438

Other Financial Data:
Net voyage revenues (3)............  $1,786,843     $1,181,439      $ 543,872       $ 789,494      $ 644,269
Net operating cash flow............     814,704        455,575        179,531         500,086        321,314
Total debt to total
capitalization (4) (5).............       54.9%          49.5%          43.9%           39.8%          42.1%
Net debt to total net
capitalization (5) (6).............       45.3%          44.5%          36.4%           34.3%          34.3%
Capital expenditures:
  Vessel and equipment
     purchases, gross (7)..........     548,587        372,433        135,650         184,983         43,512

(1)	Total operating expenses includes vessel write-downs and (gain) loss on sale of vessels, and restructuring charges as follows:

                                     Year Ended      Year Ended       Year Ended     Year Ended     Year Ended
                                    December 31,    December 31,     December 31,   December 31,   December 31,
                                        2004            2003            2002           2001           2000
                                                                    (in thousands)
       Vessel write-downs and
       (gain) loss on sale of
       vessels.....................   $(79,254)        $90,389             $-             $-          $1,004
       Restructuring charges.......      1,002           6,383              -              -               -
                                   --------------- ---------------- --------------- -------------- --------------
                                       (78,252)         96,772              -              -           1,004
                                   =============== ================ =============== ============== ==============
(2)	On May 17, 2004, we effected a two-for-one stock split relating to our common stock. All per share data and number of outstanding shares of common stock give effect to this stock split retroactively.

(3)	Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call net voyage revenues, are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with voyage revenues.

                                    Year Ended      Year Ended      Year Ended      Year Ended       Year Ended
                                   December 31,    December 31,    December 31,    December 31,     December 31,
                                       2004             2003           2002            2001             2000
                                                                 (in thousands)

       Voyage revenues.........     $2,219,238      $1,576,095       $783,327       $1,039,056        $893,226
       Voyage expenses.........       (432,395)       (394,656)      (239,455)        (249,562)       (248,957)
                                  ---------------- --------------- --------------- --------------- --------------
       Net voyage revenues.....      1,786,843       1,181,439        543,872          789,494         644,269
                                  ================ =============== =============== =============== ==============
(4)	Total capitalization represents total debt, minority interest and total stockholders’ equity.

(5)	As at December 31, 2004, we had $143.7 million of Premium Equity Participating Security Units due May 18, 2006 (or Equity Units) outstanding. If these Equity Units, which were issued on February 16, 2003, were presented as equity, our total debt to total capitalization would have been 52.1% as of December 31, 2004 (December 31, 2003 — 45.2%) and our net debt to total capitalization would have been 41.9% as of December 31, 2004 (December 31, 2003 – 39.8%). We believe that this presentation as equity for the purposes of these calculations is consistent with the requirement of each Equity Unit holder to purchase for $25 a specified fraction of a share of our common stock on February 16, 2006.

(6)	Net debt represents total debt less cash, cash equivalents, restricted cash and short-term marketable securities. Total net capitalization represents net debt, minority interest and total stockholders’ equity.

(7)	Excludes vessels purchased in connection with our acquisitions of Ugland Nordic Shipping AS in 2001, Navion AS in 2003 and Teekay Shipping Spain S.L. (or Teekay Spain) in 2004. Please see Item 5 – Operating and Financial Review and Prospects.

Factors That May Affect Future Results

The cyclical nature of the tanker industry causes volatility in our profitability.

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

We depend upon oil markets, changes in which could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting crude oil and petroleum products depends upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, as well as competition from alternative energy sources. A slowdown of the United States and world economies may result in reduced consumption of crude oil and petroleum products and a decreased demand for our vessels and services.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, such as the attacks that occurred in the United States on September 11, 2001, the bombings in Spain on March 11, 2004, the current conflict in Iraq and current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital or future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, Spain or elsewhere, which may contribute further to economic instability and disruption of oil and liquefied natural gas (or LNG) production and distribution, which could result in reduced demand for our services. In addition, oil and LNG facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and LNG to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil or LNG to be shipped by us could entitle our customers to terminate our charter contracts, which could harm our cash flow and our business.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business. In particular, we derive a substantial portion of our revenues from shipping oil and LNG from politically unstable regions. Past political conflicts in these regions, particularly in the Arabian Gulf, have included attacks on ships, mining of waterways and other efforts to disrupt shipping in the area. In addition to acts of terrorism, vessels trading in this and other regions have also been subject, in limited circumstances, to piracy. Future hostilities or other political instability in the Arabian Gulf or other regions where we operate or may operate could have a material adverse effect on the growth of our business, results of operations and financial condition. In addition, tariffs, trade embargoes and other economic sanctions by Spain, the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business.

Our dependence on spot voyages may result in significant fluctuations in the utilization of our vessels and our profitability.

During 2004 and 2003, we derived approximately 62% and 63%, respectively, of our net voyage revenues from the vessels in our spot tanker segment. Our spot tanker segment consists of conventional crude oil tankers, oil/bulk/ore carriers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. All of our very large crude carrier fleet, and substantially all of our conventional Aframax tanker fleet, and large product and small product tanker fleets, and approximately half of our Suezmax tanker fleet are among the vessels included in our spot tanker segment. Due to our dependence on the spot charter market, declining charter rates in a given period generally will result in corresponding declines in operating results for that period. The spot charter market is highly competitive and spot charter rates are subject to significant fluctuations based on tanker and oil supply and demand. Charter rates have varied significantly in the last few years. Future spot charters may not be available at rates that will be sufficient to enable our vessels to be operated profitably or to provide sufficient cash flow to service our debt obligations.

Reduction in oil produced from offshore oil fields could harm our shuttle tanker business.

Demand for our shuttle tankers in transporting crude oil and petroleum products depends upon the amount of oil produced from offshore oil fields, especially in the North Sea, where our shuttle tankers primarily operate. As oil prices increase, the prospect of offshore oil exploration and development of offshore oil fields, which cost more to develop than land oil fields, becomes more attractive to oil companies. However, when oil prices decline, it becomes less attractive for oil companies to explore for oil offshore and develop offshore oil fields. If the amount of oil produced from offshore oil fields declines, especially in the North Sea, our shuttle tanker business could be harmed. In addition, if for environmental or other reasons, there is a change in policy towards using pipelines rather than oceangoing vessels in transporting crude oil and petroleum products from offshore oil fields, our shuttle tanker business could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. As at December 31, 2004, we had 41 vessels (including 12 chartered-in vessels and one tanker held for sale) in our shuttle tanker fleet. Most of our shuttle tanker revenues are derived from long-term contracts of affreightment. Revenue under most of these contracts depends upon the amount of oil we transport, the production of which is beyond our control and which can vary depending upon the nature of a given oil field and the field operator’s production decisions.

Our growth partially depends on continued growth in demand for LNG and LNG shipping.

A portion of our growth strategy focuses on expansion in the LNG shipping sector and, thus, depends on continued growth in world and regional demand for LNG and LNG shipping and supply of LNG.

Demand for LNG and LNG shipping could be negatively affected by a number of factors, such as increases in the costs of natural gas derived from LNG relative to the cost of natural gas generally, increases in the production of natural gas in areas linked by pipelines to consuming areas, increases in the price of LNG relative to other energy sources, the availability of new energy sources, and negative global or regional economic or political conditions. Reduced demand for LNG and LNG shipping would have a material adverse effect on future growth of our LNG segment, and could harm that segment’s results.

Growth of the LNG market may be limited by infrastructure constraints and community and environmental group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism. If the LNG supply chain is disrupted or does not continue to grow, or if a significant LNG explosion, spill or similar incident occurs, it could have a material adverse effect on our business, results of operations and financial condition.

The intense competition in our markets may lead to reduced profitability or expansion opportunities.

Our crude oil and product tankers operate in highly competitive markets. Competition arises primarily from other conventional Aframax and shuttle tanker owners, including major oil companies and independent companies. We also compete with owners of other size tankers. Our market share is insufficient to enforce any degree of pricing discipline in the markets in which we operate and our competitive position may erode in the future. Any new markets that we enter could include participants that have greater financial strength and capital resources than we have. We may not be successful in entering new markets.

One of our objectives is to enter into additional long-term, fixed-rate LNG time charters. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We expect substantial competition for providing marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies affiliated with the LNG project requiring LNG shipping services. Many of these competitors have greater experience in the LNG market and significantly greater financial resources than do we. We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience will enter the LNG transportation sector. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

The loss of any key customer could result in a significant loss of revenue in a given period.

We have derived, and believe that we will continue to derive, a significant portion of our voyage revenues from a limited number of customers. One customer accounted for 17% ($373.7 million) of our consolidated voyage revenues during 2004. The same customer accounted for 15% ($239.5 million) of our consolidated voyage revenues during 2003. No customer accounted for more than 10% of our consolidated voyage revenue during 2002. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.

The tanker industry is subject to substantial environmental and other regulations, which may significantly increase our expenses.

Our operations are affected by extensive and changing environmental protection laws and other regulations and international conventions. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for ship modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase our costs, which could harm our business. This could have a material adverse effect on our business, financial condition and results of operations.

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

Following the example of the OPA 90, the International Maritime Organization (or IMO), the United Nations’ agency for maritime safety, has adopted regulations for tanker design and inspection that are designed to reduce oil pollution in international waters. Most recently, on December 9, 2003 the IMO announced regulations accelerating the phase out of single hull tankers. The regulations also impose a more rigorous inspection regime for older tankers and ban the carriage of heavy oils on single-hull tankers. As a result of changes to these regulations, we recorded a non-cash write-down of the book value of certain vessels totalling $56.9 million during the fourth quarter of 2003. The IMO’s accelerated phase out schedule will affect two of our existing vessels, effectively reducing the economic life of each of these vessels. Please see Item 4. Information on the Company: Regulations.

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

We may not be able to successfully integrate future acquisitions.

A principal component of our strategy is to continue to grow by expanding our business both in the geographic areas and markets where we have historically focused as well as into new geographic areas, market segments and services. We may not be successful in expanding our operations and any expansion may not be profitable. Our strategy of growth through acquisitions, including our acquisition in April 2004 of Teekay Spain, involves business risks commonly encountered in acquisitions of companies, including: disruption of our ongoing business; difficulties in integrating the operations, personnel and business culture of acquired companies; difficulties of coordinating and managing geographically separate organizations; adverse effects on relationships with our existing suppliers and customers, and those of the companies acquired; difficulties entering geographic markets or new market segments in which we have no or limited experience; and loss of key officers and employees of acquired companies.

Our failure to effectively integrate businesses we may acquire in the future may harm our business and results of operations.

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

We may not realize expected benefits from acquisitions, and implementing our strategy of growth through acquisitions may harm our financial condition and performance.

Present and future acquisitions may not be profitable to us at the time of their completion and may not generate revenues sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our results of operations and financial condition, including risks that we may: fail to realize anticipated benefits, such as cost-savings, revenue and cash flow enhancements and earnings accretion; decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions; incur additional indebtedness, which may result in significantly increased interest expense or financial leverage, or issue additional equity securities to finance acquisitions, which may result in significant shareholder dilution; incur or assume unanticipated liabilities, losses or costs associated with the business acquired; or incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

The strain that growth places upon our systems and management resources may harm our business.

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

Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.

The operation of oil tankers and LNG carriers is inherently risky. Although we carry protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not carry insurance on our oil tankers covering the loss of revenues resulting from vessel off-hire time due to its cost compared to our off-hire experience. In the future, we may not continue to maintain off-hire insurance for our LNG carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage of pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage.

An incident involving environmental damage or pollution and any of our vessels could harm our reputation and business.

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

Our operating results are subject to seasonal fluctuations.

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

We expend substantial sums during construction of newbuildings without earning revenue and without assurance that they will be completed.

We are typically required to expend substantial sums as progress payments during construction of a newbuilding, but we do not derive any revenue from the vessel until after its delivery. In addition, under some of our time charters if our delivery of a vessel to a customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated charges.

If we were unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2004, we had 15 newbuildings on order with deliveries scheduled between 2005 and 2008. We may order additional newbuildings in the future.

Exposure to currency exchange rate and interest rate fluctuations could result in fluctuations in our cash flows and operating results.

Substantially all of our revenues are earned in U.S. Dollars, although we are paid in Euros and Australian Dollars under some of our charters. A portion of our operating costs are incurred in currencies other than U.S. Dollars. This partial mismatch in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Norwegian Kroner, the Australian Dollar, the Canadian Dollar, the Singapore Dollar, the Japanese Yen, the British Pound and the Euro. We also make payments under two Euro-denominated term loans. If the amount of our Euro-denominated obligations exceeds our Euro denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to other currencies also result in fluctuations of our reported revenues and earnings. In addition, under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation causes us to report significant non-monetary foreign currency exchange gains and losses each period. The primary source of these gains and losses is our Euro-denominated term loans.

At December 31, 2004, approximately $1,561.8 million, or 74%, of our debt bore interest at floating interest rates. To partially mitigate this interest rate exposure, we have entered into interest rate swaps that effectively change our interest rate exposure from floating LIBOR and EURIBOR rates to average fixed-rates. Please see Item 11 – Quantitative and Qualitative Disclosures About Market Risk.

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

In the years ended December 31, 2004 and 2003, approximately 15.2% and 12.3%, respectively, of our gross shipping revenues were derived from U.S. sources attributable to the transportation of cargoes to or from the United States. The average U.S. federal income tax on such U.S. source income, in the absence of exemption under Section 883, would have been 4% thereof, or approximately $13.7 million and $7.8 million, respectively, for the years ended December 31, 2004 and 2003.

Item 4. Information on the Company

A. Overview, History and Development

Overview

We are a leading provider of international crude oil and petroleum product transportation services through our spot tanker fleet, which includes the world’s largest fleet of Aframax-size oil tankers, our fixed-rate fleet, which includes the world’s largest fleet of shuttle tankers, and our LNG fleet. Our tankers and LNG carriers provide transportation services to major oil companies, oil traders and government agencies worldwide.

Our spot tanker segment includes our conventional crude oil tankers, and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts (contracts less than three years). As of December 31, 2004, our Aframax vessels, which had a total cargo capacity of approximately 7.1 million tonnes, represented approximately 9% of the total tonnage of the world Aframax fleet. Please see Item 4 – Information on the Company: Our Fleet.

Our fixed-rate tanker segment includes our shuttle tanker operations, floating storage and off-take vessels, a liquid petroleum gas carrier and certain conventional crude oil, methanol and product tankers on long-term fixed-rate time-charter contracts or contracts of affreightment, under which we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time. As of December 31, 2004, our shuttle tanker fleet, which had a total cargo capacity of approximately 4.9 million tonnes, represented approximately 68% of the total tonnage of the world shuttle tanker fleet. Please see Item 4 – Information on the Company: Our Fleet.

Our fixed-rate LNG segment includes our seven LNG carriers, including three newbuildings, on long-term fixed-rate time charter contracts. As of December 31, 2004, our LNG Fleet, including newbuildings, had a total cargo carrying capacity of 1.0 million cubic meters.

The Teekay organization was founded in 1973. We are incorporated under the laws of the Republic of The Marshall Islands as Teekay Shipping Corporation and maintain our principal executive headquarters at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, The Bahamas. Our telephone number at such address is (242) 502-8820. Our principal operating office is located at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2K2. Our telephone number at such address is (604) 683-3529.

Business Acquisitions and Combinations

Acquisition of Teekay Shipping Spain S.L., formerly Naviera F. Tapias S.A.

On April 30, 2004, we acquired all of the outstanding shares of Naviera F. Tapias S.A. and renamed it Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Spain is the leading independent owner and operator of LNG carriers and crude oil tankers in Spain. We also entered into an agreement with an entity controlled by the former controlling shareholder of Teekay Spain to establish a 50/50 joint venture that will pursue new business in the oil and gas shipping sectors that relate only to the Spanish market or are led by Spanish entities or entities controlled by a Spanish Company. The acquisition of Teekay Spain has provided us with a platform from which to expand our presence in the high growth LNG shipping sector and positions us as a key supplier of LNG shipping to Spain, the world’s third largest importer of LNG. We funded this acquisition with a combination of cash, cash generated from operations and borrowings under existing credit facilities.

As at December 31, 2004, Teekay Spain’s LNG fleet consisted of four vessels, which are all contracted under long-term fixed-rate charters to major Spanish energy companies. As at December 31, 2004, Teekay Spain’s conventional crude oil tanker fleet consisted of five Suezmax tankers, and two newbuildings scheduled for delivery in 2005. Four Suezmax tankers and one newbuilding are contracted under long-term fixed-rate charters with a major Spanish oil company. We sold the Suezmax tanker newbuilding not contracted under a long-term fixed-rate charter upon its delivery in March 2005.

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

Acquisition of Navion AS

In April 2003, we completed our acquisition of 100% of the issued and outstanding shares of Navion AS. Navion, based in Stavanger, Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of December 31, 2004, consisted of eight owned and 12 chartered-in vessels (excluding six vessels chartered-in from our shuttle tanker subsidiary, Ugland Nordic Shipping AS, and our other subsidiaries), provides logistical services to the Norwegian state-owned oil company, Statoil ASA, and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Subsequent to the acquisition, the operations of UNS and the shuttle tanker operations of Navion were combined into one business unit, Teekay Navion Shuttle Tankers. Navion’s modern, chartered-in, conventional tanker fleet, which as of December 31, 2004, consisted of 12 crude oil tankers and 16 product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and off-take vessels currently trading as conventional crude oil tankers in the Atlantic region, one chartered-in methanol carrier and one liquid petroleum gas carrier on long-term charter to Statoil. Through Navion Chartering AS, an entity owned jointly with Statoil, Navion has a right of first refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. In addition to tanker operations, Navion also assembles, installs, operates and leases equipment that reduces volatile organic compound emissions during loading, transportation and storage of oil and oil products.

Additional information about these acquisitions, including our financing of them, is included in Item 5 – Operating and Financial Review and Prospects.

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

As of December 31, 2004, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 36 Aframax vessels), Novorossiisk Sea Shipping Co. (approximately 27 Aframax vessels), General Maritime Corporation (approximately 26 Aframax vessels), British Petroleum (approximately 20 Aframax vessels) and Minerva (approximately 17 Aframax vessels).

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

We believe that we have competitive advantages in the Aframax tanker market as a result of the quality, type and dimensions of our vessels and our market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2004, our Aframax tanker fleet (excluding Aframax-size shuttle tankers and newbuildings) had an average age of approximately 7.7 years, compared to an average age for the world oil tanker fleet, including Aframax tankers, of approximately 9.6 years and for the world Aframax tanker fleet of approximately 9.7 years.

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

During 2004, approximately 62% of our net voyage revenues were earned by the vessels in the spot tanker segment, compared to approximately 63% in 2003 and 73% in 2002. Please see Item 5 — Operating and Financial Review and Prospects: Results of Operations.

Fixed-Rate Tanker Segment

The vessels in our fixed-rate tanker segment compete primarily in the offshore loading business. These offshore loading vessels called shuttle tankers, transport oil from offshore production platforms to onshore storage and refinery facilities. Our shuttle tankers are primarily subject to long-term, fixed-rate time-charter contracts for a specific offshore oil field or under contracts of affreightment for various fields. The number of voyages performed under these contracts of affreightment normally depends upon the oil production of each field. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel and the reputation of the vessel’s manager. Technical sophistication of the vessel is especially important in harsh operating environments such as the North Sea. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers could be converted into less sophisticated shuttle tankers by adding specialized equipment to meet the requirements of the oil companies. Shuttle tanker demand may also be affected by the possible substitution of sub-sea pipelines to transport oil from offshore production platforms.

As of December 31, 2004, there were approximately 64 vessels in the world shuttle tanker fleet (including newbuildings), the majority of which operate in the North Sea. We currently own 29 shuttle tankers, including one classified as held for sale and charter in an additional 12 shuttle tankers. Other shuttle tanker owners in the North Sea include Knutsen OAS Shipping AS and JJ Ugland Group, which as of December 31, 2004 owned approximately 15 and five shuttle tankers, respectively. The remaining owners in the North Sea each owned three or fewer vessels as of that date.

We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels and our market share in the North Sea.

During 2004, approximately 36% of our net voyage revenues were earned by the vessels in the fixed-rate tanker segment, compared to approximately 37% in 2003 and 27% in 2002. Please see Item 5 — Operating and Financial Review and Prospects: Results of Operations.

Fixed-Rate LNG Segment

The vessels in our fixed-rate LNG segment compete in the LNG market. LNG carriers are usually chartered to carry LNG pursuant to time charter contracts, where a vessel is hired for a fixed period of time, usually between 20 and 25 years, and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with these long-term, fixed-rate time charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and short term time charters of less than 12 months duration have grown from 1% of the market in 1992 to 8% in 2002.

We compete principally with other private and state-controlled energy and utilities companies that generally operate captive LNG fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators recently have been obtaining an increasing percentage of charters for new or expanded LNG projects as major energy companies continue to divest non-core businesses. As of December 31, 2004, independent owners owned approximately 45% of the world LNG fleet, including approximately 25% owned by independent Japanese and South Korean owners. Approximately 60% of newbuilding orders are from independent owners.

LNG carriers transport LNG internationally between liquefaction facilities and import terminals. After natural gas is transported by pipeline from production fields to a liquefaction facility, it is supercooled to a temperature of approximately negative 260 degrees Fahrenheit. This process reduces its volume to approximately 1 / 600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to meet their demand for natural gas. LNG carriers include a sophisticated containment system that holds and insulates the LNG so it maintains its liquid form. LNG that evaporates during the voyage and converts to natural gas (called boil-off) is used as fuel to help propel the vessel. The LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then shipped by pipeline for distribution to natural gas customers.

Most new vessels, including all of our vessels, are being built with a membrane containment system. These systems are built inside the carrier and consist of insulation between thin primary and secondary barriers and designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2004, there were approximately 177 vessels in the world LNG fleet, with an average age of approximately 13.6 years. In addition, there are approximately 104 additional LNG carriers under construction or on order for delivery through 2009.

Our fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time-charter contracts. The acquisition of Teekay Spain on April 30, 2004 established our entry into the LNG shipping sector. Our fixed-rate LNG segment includes four LNG carriers. Two of the LNG carriers have been included from the date of the Teekay Spain acquisition. We took delivery of one LNG carrier in July 2004, which commenced service under a 25-year time-charter contract (with a charterer’s option to extend an additional five years). We took delivery of another LNG carrier in December 2004, which commenced service under a 20-year time-charter contract (with a charterer’s option to extend an additional ten years). As at December 31, 2004, we had three newbuilding LNG carriers on order, which will commence service under long-term contracts with Ras Lafan Liquefied Natural Gas Co. Limited II (or RasGas II), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum, upon delivery, scheduled for the fourth quarter of 2006 and the first half of 2007. The vessels will be time-chartered to RasGas II for a period of 20 years (with a charterer’s option to extend for periods up to an additional 15 years). These LNG charter contracts are subject, in certain circumstances, to termination and vessel purchase rights.

During 2004, approximately 2% of our net voyage revenues were earned by the vessels in the fixed-rate LNG segment. We did not operate LNG carriers prior to 2004. Please see Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Ship Management

Safety is our top operational priority. Our vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as groundings, fires, collisions and petroleum spills. We are also committed to reducing emissions and waste generation.

Customers and tanker rating services have recognized us for safety, quality and service. Given the emphasis by customers on quality as a result of stringent environmental regulations, and heightened concerns about liability for oil pollution, we believe that our emphasis on quality and safety provide us with a favorable competitive profile. We are one of a few companies who have fully integrated our health, safety, environment and quality management systems. This results in increased efficiencies in operations and management as any redundancies in each of the four standards is reduced. As well, one management system for operations ensures that strategies and programs are aligned when in comes to business, customer, safety, environment, or quality drivers.

We have achieved certification under the standards reflected in International Standards Organization’s (or ISO) 9001 for quality assurance, ISO 14001 for environment management systems, OHSAS 18001 for Occupational Health and Safety, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis. As part of ISM Code compliance, all of our vessels’ safety management certificates are being maintained through ongoing internal audits performed by our certified internal auditors and intermediate audits performed by Det Norske Veritas.

The critical ship management functions of vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial management services are carried out “in-house” in our various facilities around the world for most of our fleet. These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management. Since 1995, IUM Shipmanagement AS, a company in which we own a 51% interest through our wholly owned subsidiary UNS, has provided ship management services for certain of our shuttle tankers, including crewing and maintenance. OSM Ship Management AS (or OSM), a company which is unrelated to us, provides ship management services for most of the shuttle tankers acquired as part of our acquisition of Navion. OSM is under contract to provide these services to Navion until September 30, 2006.

In 2003, we established a purchasing alliance with two other shipping companies and named it Teekay Bergesen Worldwide. This alliance leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals.

The generally uniform design of some of our existing and newbuilding vessels and the adoption of common equipment standards should also result in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

Business Structure

Our organization is divided into four key areas: Teekay Tanker Services; Teekay Navion Shuttle Tankers; Teekay Gas & Offshore; and Teekay Marine Services. These centers of expertise work closely with customers and internally to ensure a thorough understanding of our customers’ requirements and to develop tailored solutions. •

•	Teekay Tanker Services is responsible for the commercial management of our conventional crude oil and product tanker transportation services. We offer a full range of flexible, customer-focused shipping solutions through our worldwide network of commercial offices.

•	Teekay Navion Shuttle Tankers offers a wide range of shuttle tanker and project services. Our expertise and partnerships allow us to create solutions for customers producing crude oil from offshore installations.

•	Teekay Gas & Offshore offers a diverse range of mooring, floating storage and offloading solutions. In addition, we now also offer gas shipping services, pursuing the LNG and compressed natural gas markets.

•	Teekay Marine Services provides a vast range of marine services and products across all our operations as well as to third-parties.

Business Strategy

We pursue an intensively customer- and operations-oriented business strategy designed to achieve superior operating results. We believe that we have four key competitive strengths:

•	a strong network of customer relationships developed by providing consistent performance, innovative solutions, and exceptional customer service to quality-sensitive customers,

•	a disciplined acquisition strategy that has resulted in our achieving a market concentration in the Aframax market and the shuttle tanker market, which is sufficient to facilitate comprehensive coverage of charterer requirements and provides a base for efficient operation and a high degree of capacity utilization in those markets;

•	a highly-integrated global network of approximately 5,500 sea staff and shore employees, with comprehensive market intelligence and operational and technical sophistication. This includes full-service marine operations capabilities and experienced management in all functions critical to our operations, which affords a focused marketing effort, high quality and tight cost controls, improved capacity utilization and effective operations and safety monitoring; and

•	a strong balance sheet that we believe allows us to take advantage of appropriate investment opportunities throughout the tanker cycle.

As part of our growth strategy, we will continue to consider strategic opportunities, including business acquisitions, such as our acquisitions of Teekay Spain in 2004 and Navion and our joint venture, Skaugen PetroTrans Inc. (or SPT), in 2003. To the extent we enter new geographic areas or tanker market segments, there can be no assurance that we will be able to compete successfully. New markets may involve competitive factors that differ from those of the Aframax market segment in the Indo-Pacific and Atlantic Basins and the North Sea shuttle tanker market and may include participants that have greater financial strength and capital resources than we have.

Our growth strategy is to leverage our existing competitive strengths to continue to expand our business. We anticipate that the continued upgrade and expansion of our tanker business will continue to be a key component of our strategy. In addition, we believe that our full-service marine operations capabilities, reputation for safety and quality and strong customer orientation provide us with the opportunity to expand our business by providing additional value-added and innovative services, in many cases to existing customers. Finally, we intend to identify expansion opportunities in new tanker market segments, geographic areas and services to which our competitive strengths are well suited, such as our entry into the shuttle tanker market through our acquisitions of UNS and Navion and our entry into the LNG market through our acquisition of Teekay Spain, as described above. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions.

Risk of Loss and Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of crude oil and LNG is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.

We carry “hull and machinery” and “protection and indemnity” insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies us against other liabilities incurred while operating vessels, including injury to our crew, third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for our LNG carriers, loss of revenues resulting from vessel off-hire time due to a marine casualty or an officer or crew strike. However, we my not continue to carry this “loss of hire” insurance based on its cost compared to our off-hire experience. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution.

We use in our operations a thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations.

Operations Outside the United States

Because our operations are primarily conducted outside of the United States, they may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered.

During 2004, we derived approximately 23% of our total net voyage revenues from our operations in the Indo-Pacific Basin, compared to approximately 27% during 2003. Past political conflicts in that region, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in the region have also been subject to, in limited instances, acts of piracy. In addition to tankers, oil pipelines, LNG facilities and offshore oil fields could also be targets of terrorist attacks. The escalation of existing or the outbreak of future hostilities or other political instability in this region or other regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect our operations and performance. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin or elsewhere as a result of terrorist attacks or other hostilities may limit trading activities with those countries, which could also adversely affect our operations and performance.

Customers

We have derived, and believe that we will continue to derive, a significant portion of our voyage revenues from a limited number of customers. Our customers include major oil companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities dependent upon the tanker transportation trade. One customer, an international oil company, accounted for 17% ($373.7 million) of our consolidated voyage revenues during 2004. The same customer accounted for 15% ($239.5 million) of our consolidated voyage revenues during 2003. No customer accounted for more than 10% of our consolidated voyage revenues during 2002. No other customer accounted for more than 10% of our consolidated voyage revenues during 2004 or 2003. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.

Our Fleet

The following list provides additional information with respect to our vessels as at December 31, 2004.

--------------------------------------------------------------------------------------------------------------------
                                                                      Number of Vessels(1)
                                             -----------------------------------------------------------------------
                                             Owned Vessels  Vessels Held  Chartered-in  Newbuildings on    Total
                                                              for Sale       Vessels         Order
--------------------------------------------------------------------------------------------------------------------
  Spot Tanker Segment:
      Very Large Crude Carriers                      -             -              1               -          1
      Suezmax Tankers (2)                            2             -              4               1          7
      Aframax Tankers                               28             8             18               5         59
      Large Product Tankers                          -             -              5               3          8
      Small Product Tankers                          -             -             10               -         10
--------------------------------------------------------------------------------------------------------------------
      Total Spot Tanker Segment                     30             8             38               9         85
====================================================================================================================

  Fixed-Rate Tanker Segment:
      Shuttle Tankers (3)                           28             1             12               -         41
      Conventional Tankers                          12             -              -               3         15
      Floating Storage & Offtake (or FSO)            4             -              -               -          4
        Units (4)
      LPG / Methanol Carriers                        1             -              1               -          2
--------------------------------------------------------------------------------------------------------------------
      Total Fixed-Rate Tanker Segment               45             1             13               3         62
====================================================================================================================

  Fixed-Rate LNG Segment                             4             -              -               3          7
--------------------------------------------------------------------------------------------------------------------
                                   Total            79             9             51              15        154
====================================================================================================================

(1)     Excludes vessels managed for third parties.
(2)     We have sold the Suezmax tanker newbuilding in the Spot Tanker Segment in March 2005.
(3)     Includes seven shuttle tankers of which our ownership interests range from 50% to 70.25%.
(4)     Includes one FSO unit of which our ownership interest is 89%.

Our vessels are of Australian, Bahamian, Canadian, Cayman Islands, Liberian, Norwegian, Norwegian International Ship and Spanish registry.

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

As of December 31, 2004, we had 15 newbuildings on order, which will require remaining payments of $363.7 million in 2005, $255.9 million in 2006, $140.9 million in 2007, and $50.7 million due in 2008 under the terms of the contracts. Please see Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please see Note 9 of the consolidated financial statements for information with respect to major encumbrances against our vessels.

Classification, Audits and Inspections

The seafaring staff operating our vessels regularly inspect them and perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year for conformity with established criteria. Upon completion of each inspection, recommendations are made for improving the overall condition of the vessel and its maintenance, safety and crew welfare. All recommendations are monitored until they are completed. Our objectives are to:

•	maintain the structural integrity of the vessel;
•	ensure reliability;
•	optimize performance in terms of speed and fuel consumption; and
•	ensure the vessel's appearance will support our brand and meet customer expectations.

To achieve our vessel structural integrity objective, we use a comprehensive “Structural Integrity Management System” developed by us. This system is designed to monitor the condition of our vessels closely and to ensure that structural strength and integrity are maintained throughout a vessel’s life.

All of our vessels have been certified as being “in-class” by their respective classification societies: Bureau Veritas, Det Norske Veritas, Lloyd’s Register of Shipping or American Bureau of Shipping. Every vessel’s hull and machinery is “classed” by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the rules of that classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory, although for some of our vessels we obtain this latter certification directly from the relevant flag state authorities. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (an Intermediate Survey) and the fourth or fifth annual inspection being the most comprehensive survey (a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel and resulting repairs. Intermediate Surveys of steam-propelled LNG vessels may be done while the vessel is in service, but in all instances the inspection requires shutting down the vessel’s main boiler, which slows travel if in service. In-water surveys generally take vessels out of service for one day, but out-of-service surveys of steam-propelled LNG vessels can take up to seven days. All of our LNG carriers, including our newbuildings, are steam-propelled. Many of our vessels have qualified with their respective classification societies for drydocking every four or five years in connection with the Special Survey and are no longer subject to the Intermediate Survey drydocking process. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel and mark the hull to accommodate underwater inspections by divers.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering, and regular inspections are standard practice under long-term charters as well. Port and flag state control authorities, such as the U.S. Coast Guard, the Australian Maritime Safety Authority and Spain’s flag administration (or classification societies acting on behalf of the flag state control authorities), also inspect some of our vessels. We believe that our relatively new, well-maintained and high-quality vessels should provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

We have obtained approval for our safety management system as being in compliance with the ISM Code. Our safety management system has also been certified as being compliant with ISO 9001, 14001 and OSHAS 18001 standards. To maintain compliance, the system is audited regularly by either the vessels’ flag state or, when nominated by them, of the classification societies. Certification is valid for five years subject to satisfactorily completing internal and external audits.

Organizational Structure

Please see Exhibit 8.1 for a list of our significant subsidiaries as at December 31, 2004.

C. Regulations

Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country of their registration. Because these conventions, laws, and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the oil tanker and LNG carrier markets and will accelerate the scrapping of older vessels throughout these industries.

Regulation—International Maritime Organization (or IMO). IMO regulations relating to pollution prevention for tankers apply to many jurisdictions in which our tanker fleet operates. These regulations provide that:

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

On December 9, 2003, the IMO revised its regulations relating to the prevention of pollution from tankers. These regulations, which came into effect on April 5, 2005, will accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. As of the date of this report, we estimate that upon their effectiveness, the regulations will ban from world-wide trading the oldest single-hull tankers, representing approximately 3% to 5% of the current world tanker fleet. It is expected that a further 22% to 24% of the existing world tanker fleet will be excluded from the majority of the oil tanker trades by 2010. These regulations identify three categories of single-hull tankers, which include double-bottom and double-side tankers:

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

All of the single-hull tankers we operate are Category 2 oil tankers. As illustrated in the following table, the most recent IMO regulations provide for the phase-out on a rolling basis of Category 1 oil tankers during 2005 and of Category 2 oil tankers by 2010.

----------------------------------------- -----------------------------------------------------------------------
Category of Oil Tanker                    Year To Be Removed From Service
----------------------------------------- -----------------------------------------------------------------------

Category 1 ............................   April 5, 2005 for ships delivered on April 5, 1982 or earlier
                                          2005 for ships delivered after April 5, 1982

----------------------------------------- -----------------------------------------------------------------------
Category 2 and Category 3 .............   April 5, 2005 for ships delivered on April 5, 1977 or earlier
                                          2005 for ships delivered after April 5, 1977 but before 1978
                                          2006 for ships delivered in 1978 and 1979
                                          2007 for ships delivered in 1980 and 1981
                                          2008 for ships delivered in 1982
                                          2009 for ships delivered in 1983
                                          2010 for ships delivered in 1984 or later
----------------------------------------- -----------------------------------------------------------------------

However, under certain conditions, Category 2 and Category 3 oil tankers may continue in operation beyond the date set forth in the table above. For Category 2 and Category 3 oil tankers fitted with (a) double bottoms or double sides, not used for the carriage of oil, that extend to the entire cargo tank length or (b) double hull spaces, not meeting minimum distance protection requirements, which are not used for the carriage of oil and that extend to the entire cargo tank length, the vessel’s flag state may allow continued operation beyond 2010, provided that the ship was in service on July 1, 2001, the flag state is satisfied by verification of the official records that the ship complied with the conditions specified, and that those conditions remain unchanged. Such continued operation must not go beyond the date on which the ship reaches 25 years of age measured from the date of delivery. In spite of this flag-state exemption, a port state may declare that it does not accept entry of such vessels after their phase-out date. The European Union, Cyprus and Malta have already declared that they will not permit the entry of such vessels.

Vessels must pass a Condition Assessment Scheme (or CAS) Survey after 2005 for Category 1 oil tankers, and after 2010 for Category 2 oil tankers. The CAS Survey includes surveys of the hull structure, including cargo tanks, pump rooms, cofferdams, pipe tunnels, void spaces within the cargo area and all ballast tanks.

The IMO’s accelerated phase out schedule will affect two of our existing vessels, effectively reducing the economic life of each of these vessels. As a result of these regulations, we recorded non-cash write-down of the book value of the affected vessels totaling $56.9 million during the fourth quarter of 2003. The following table outlines the impact of these regulations on the remaining two vessels:

    Number                                                            Year of IMO          Year of IMO
      of        Vessel              Hull                Year           Phase-Out          Phase-Out Date
   Vessels       Type               Type                Built      (No Exemption) (1)    (With Exemption) (1)
--------------- ----------- ----------------------- ------------- -------------------- ----------------------

      1         Aframax          Single-Hull            1989              2010                  2014
      1         Aframax          Single-Hull            1990              2010                  2015
(1)	As described above, under certain conditions flag states may permit an exemption which allows continued operation of Category 2 or 3 tankers in the waters of the flag state beyond 2010 subject to satisfactory results from the CAS until the ship reaches 25 years of age or the anniversary date of the delivery in 2015, whichever is earlier.

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the ISM Code and the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (or the IGC Code). SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports.

The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s compliance with requirements of the ISM Code relating to the development and maintenance of an extensive “Safety Management System.” Such a system includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the existing vessels in our fleet currently is ISM Code-certified, and we expect to obtain safety management for each newbuilding vessel upon delivery. However, there can be no assurance that we will be able to maintain such certification in the future.

ISPS was adopted in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA, and we expect all newbuildings to comply upon delivery.

LNG carriers are also subject to regulation under the IGC Code. Each LNG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC code, including requirements relating to its design and construction. Each of our LNG carriers currently is in compliance with the IGC code, and each of our newbuilding shipbuilding contracts requires compliance prior to delivery.

Environmental Regulations—The United States Oil Pollution Act of 1990 (or OPA 90). OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, fuel (or bunkers) or lubricants. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the 200-mile exclusive economic zone around the United States.

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

OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability would not apply if the incident was proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each of our vessels pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in United States waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period (1995 to 2015) based on size, age and hull construction. Vessels with double-sides and double-bottoms are granted an additional five years of service life before being phased out. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore.

OPA 90 requires owners and operators of vessels, including LNG carriers, to establish and maintain with the United States Coast Guard (or Coast Guard) evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act (or CERCLA) liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90, an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90.

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

The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by providing a financial guaranty from a related company evidencing sufficient self-insurance for all our vessels trading into the United States or by providing third-party guarantees. If other vessels in our fleet trade into the United States in the future, we expect to provide guaranties through self-insurance, or to obtain such guaranties from third-party insurers.

OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for spills. We intend to comply with all applicable state regulations in the ports where our vessels call.

Owners or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge;"

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

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

CERCLA contains a similar liability regime to OPA 90, but applies to the discharge of “hazardous substances” rather than “oil.” Petroleum products and LNG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG carriers might fall within its scope. CERCLA imposes strict liability upon the owner, operator or bareboat charterer of a vessel for cleanup costs and damages arising from a discharge of hazardous substances.

OPA 90 and CERCLA do not preclude claimants from seeking damages for the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize the transportation of LNG aboard a vessel as an ultra-hazardous activity under a doctrine that would impose strict liability for damages resulting from that activity. The application of this doctrine varies by jurisdiction. There can be no assurance that a court in a particular jurisdiction will not determine that the carriage of oil or LNG aboard a vessel is an ultra-hazardous activity, which would expose us to strict liability for damages we cause to injured parties even when we have not acted negligently.

Environmental Regulation—Other Environmental Initiatives.

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

Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil (not LNG) as cargo, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $6.7 million plus approximately $938 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $134 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

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

D. Taxation of the Company

The following discussion is a summary of the principal United States, Bahamian, Bermudian, Marshall Islands, Norwegian and Spanish tax laws applicable to us. The following discussion of tax matters, as well as the conclusions regarding certain issues of tax law that are reflected in such discussion, are based on current law. No assurance can be given that changes in or interpretation of existing laws will not occur or will not be retroactive or that anticipated future factual matters and circumstances will in fact occur. Our views have no binding effect or official status of any kind, and no assurance can be given that the conclusions discussed below would be sustained if challenged by taxing authorities.

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (or the Code), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.

We have made special U.S. tax elections in respect of some of our vessel-owning or vessel-operating subsidiaries that are potentially subject to U.S. tax as a result of deriving income attributable to the transportation of cargoes to or from the United States. Our Norwegian, Canadian and Spanish subsidiaries that occasionally transport cargoes to and from the United States are eligible to claim exemption from United States tax under the United States-Norway, United States-Canada or United States-Spain Income Tax Treaties. Other subsidiaries that are considered to derive income from sources within the United States rely on our ability to claim exemption under Section 883 of the Code.

For 2004 and 2003, approximately 15.2% and 12.3%, respectively, of our gross shipping revenues were derived from U.S. sources attributable to the transportation of cargoes to or from the United States. The average U.S. federal income tax on such U.S. source income, in the absence of exemption under Section 883, would have been 4% thereof, or approximately $13.7 million and $7.8 million, respectively, for 2004 and 2003.

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

(b)	Teekay can satisfy any one of the following three stock ownership requirements:

•	more than 50% of Teekay's stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country;

•	Teekay is a “controlled foreign corporation” within the meaning of Section 957 of the Code and more than 50% of our shipping income is includible in the gross income of U.S. persons that own 10% or more of our stock; or

•	our stock is “primarily and regularly” traded on an established securities market in the United States or any qualified foreign country (referred to as the “publicly-traded requirement”).

Final Treasury regulations interpreting Section 883 were promulgated in August 2003 and became effective for tax years beginning after September 24, 2004 (January 1, 2005 for calendar year taxpayers). For purposes of this discussion, we have assumed these regulations apply for 2004. As of the date of this report, we believe that we qualify for the Section 883 exemption from U.S. tax on U.S. source shipping income under the final Treasury Regulations on the basis that we satisfy the country of organization requirement because we are organized in the Marshall Islands and the publicly-traded requirement because our stock is primarily and regularly traded on an established securities market in the United States within the meaning of the Section 883 of the Code and the Treasury Regulations thereunder. We can give no assurance that any changes in the ownership of our stock subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.

If we do not qualify for the Section 883 exemption, we would be subject to U.S. federal income taxation under one of two alternative tax regimes (the 4% gross basis tax or the net basis tax). We may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income (without the benefit of deductions) attributable to shipping transportation that begins or ends in the United States. For this purpose, the U.S. source portion of such gross income is deemed to be 50% of the income attributable to transportation that begins or ends in the United States.

If we have transportation income that is deemed to be "effectively connected" with a trade or business in the U.S. and we do not qualify for the Section 883 exemption, we may be subject to corporate income tax on a net basis (currently the highest statutory rate is 35%); however, we do not expect to have any transportation income that is U.S. effectively connected income.

Marshall Islands, Bahamian and Bermudian Taxation

We believe that neither we nor our subsidiaries will be subject to taxation under the laws of the Marshall Islands, the Bahamas or Bermuda, and distributions by our subsidiaries to us also will not be subject to any taxes under the laws of such countries.

Norwegian Taxation

Our Norwegian subsidiaries are subject to the ordinary Norwegian corporate tax legislation, which in general charges a 28% tax on taxable income. As of December 31, 2004, the operations of our Norwegian subsidiaries consisted of:

•	ownership and operation of 11 shuttle tankers (including two 50%-owned vessels);
•	12 in-chartered shuttle tankers;
•	ownership and operation of two FSO vessels currently trading as conventional crude oil tankers;
•	commercial management services for certain of our crude oil and product tankers;
•	our 51% interest in IUM; and
•	11 plants installed on shuttle tankers that reduce volatile organic compound emissions during loading, transportation and storage of oil and oil products.

We don’t expect that payment of Norwegian income taxes will have a material effect on our results.

Spanish Taxation

Spain imposes income taxes on income generated by our Spanish subsidiary’s shipping related activities at a rate of 35%. Our Spanish subsidiary’s vessels are registered in the Canary Islands Special Ship Registry. Consequently, we are allowed a credit, equal to 90% of the tax payable on income from the commercial operation of the Canary Islands registered ships, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3.5% on income from the operation of these vessels. Vessel sales are subject to the full 35% Spanish tax rate. A 20% reinvestment credit it available if the entire gross proceeds from the vessel sale are reinvested in a qualifying asset and if the asset disposed of has been held for a minimum period of one year.

We record deferred taxes on the consolidated financial statements in accordance with accounting principles generally accepted in the United States. Please see Note 1 to our December 31, 2004 audited consolidated financial statements included elsewhere in this annual report on Form 20-F. We don’t expect Spanish income taxes will have a material effect on our results.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Teekay is one of the world’s leading providers of international crude oil and petroleum product transportation services. We estimate that we transported more than 10% of the world’s seaborne oil in 2004. Through our acquisition of Teekay Shipping Spain S.L. (or Teekay Spain) (formerly Naviera F. Tapias S.A.), we have also expanded into the liquefied natural gas (or LNG) shipping sector. As at December 31, 2004, our fleet (excluding vessels managed for third parties) consisted of 154 vessels (including 15 newbuildings on order, 51 vessels time-chartered-in, nine vessels held for sale and five vessels owned by joint ventures). Our conventional tankers provide for a total cargo-carrying capacity of approximately 19.1 million deadweight tonnes (or mdwt), and our LNG and LPG carriers have total cargo-capacity of approximately 1.0 million cubic meters.

Our voyage revenues are derived from:

•	Voyage or “spot” charters, which are charters priced on a current, or “spot,” market rate;
•	Time-charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component, such as an inflation adjustment or a current market rate component; and
•	Contracts of affreightment, where we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time.

The table below illustrates the primary distinctions among these types of charters and contracts:

                                                                                               Contract of
                                 Voyage Charter(1)     Time-Charter        Bareboat-Charter    Affreightment
Typical contract length........  Single voyage         One year or more    One year or more    One year or more
Hire rate basis(2).............  Varies                Daily               Daily               Typically daily
Voyage expenses (3) ...........  We pay                Customer pays       Customer pays       We pay
Vessel operating expenses (3)..  We pay                We pay              Customer pays       We pay
Off-hire(4) ...................  Customer does         Varied              Customer            Customer typically
                                 not pay                                   typically pays      does not pay

     (1)   Under a consecutive voyage charter, the customer pays for idle time.
     (2)   "Hire" rate refers to the basic payment from the charterer for the use of the vessel.
     (3)   Defined below under "Important Financial and Operational Terms and Concepts."
     (4)   "Off-hire" refers to the time a vessel is not available for service.

Segments

Our fleet is divided into three main segments, the spot tanker segment, the fixed-rate tanker segment and the fixed-rate LNG segment.

Spot Tanker Segment

Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. All of our very large crude carrier (or VLCC) fleet and substantially all of our conventional Aframax, large product and small product tanker fleets are among the vessels included in the spot tanker segment. Our spot market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. As at December 31, 2004, we had five Aframax tankers on order in our spot tanker segment scheduled to be delivered between January 2005 and March 2007, three large product tankers scheduled to be delivered between August 2005 and December 2006, and one Suezmax tanker which delivered in March 2005 and was sold concurrently with its delivery.

Fixed-Rate Tanker Segment

Our fixed-rate tanker segment includes our shuttle tanker operations, floating storage and offtake (or FSO) vessels, liquid petroleum gas carriers, and conventional crude oil, methanol and product tankers on long-term fixed-rate time-charter contracts or contracts of affreightment. Our shuttle tanker business, which is operated through our subsidiaries Navion AS (or Navion) and Ugland Nordic Shipping (or UNS), provides services to oil companies, primarily in the North Sea, under long-term fixed-rate contracts of affreightment or time-charter agreements. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the offshore oil platforms, which generally reduces oil production. As at December 31, 2004, we had on order two newbuilding conventional crude oil Aframax tankers and one newbuilding conventional crude oil Suezmax tanker in our fixed-rate tanker segment. Upon delivery of the Aframax tankers, which is scheduled for January and March 2008, the vessels will commence 10-year long-term charters to our SPT joint venture. The Suezmax tanker will commence a 20-year time charter contract with Compania Espanola de Petroleos, S.A. (or CEPSA), a Spanish energy conglomerate, upon delivery scheduled for July 2005. In April 2004, we commenced a charter contract to provide Unocal Thailand with an FSO vessel (the Pattani Spirit) for a minimum of 10 years.

Fixed-Rate LNG Segment

Our fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time-charter contracts. The acquisition of Teekay Spain on April 30, 2004 established our entry into the LNG shipping sector. Our fixed-rate LNG segment includes four LNG carriers acquired as part of the Teekay Spain acquisition, including the delivery of one LNG carrier in July 2004, which commenced service under a 25-year time-charter contract (with a charterer’s option to extend an additional five years), and the delivery of another LNG carrier in December 2004, which commenced service under a 20-year time-charter contract (with a charterer’s option to extend an additional ten years). As at December 31, 2004, we had three newbuilding LNG carriers on order, which will commence service under long-term contracts with Ras Lafan Liquefied Natural Gas Co. Limited II (or RasGas II), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum, upon their deliveries, which are scheduled for the fourth quarter of 2006 and the first half of 2007. The vessels will be time-chartered to RasGas II for a period of 20 years, with a charterer’s option to extend for periods up to an additional 15 years. These LNG charter contracts are subject, in certain circumstances, to termination and vessel purchase rights in favor of RasGas II.

Acquisition of Teekay Shipping Spain, S.L.

On April 30, 2004 we acquired 100% of the issued and outstanding shares of Teekay Shipping Spain S.L. for $298.2 million in cash and the assumption of existing debt and remaining newbuilding commitments. We believe the long-term, fixed-rate nature of Teekay Spain’s charter contracts will add stability to our cash flow and earnings throughout the tanker market cycle. Please see Item 4. Information on the Company: Acquisition of Teekay Shipping Spain S.L. and Item 18 — Financial Statements: Note 3 — Acquisition of Teekay Shipping Spain S.L.

Acquisition of 50% of PetroTrans Holdings Ltd.

On September 30, 2003, we acquired 50% of the issued and outstanding shares of PetroTrans Holdings Ltd., the parent company of Skaugen PetroTrans Inc. (or SPT). Please see Item 4. Information on the Company: Acquisition of 50% of PetroTrans Holdings Ltd. and Item 18 — Financial Statements: Note 5 — Acquisition of 50% of PetroTrans Holdings Ltd.

Acquisition of Navion AS

In April 2003, we completed our acquisition of 100% of the issued and outstanding shares of Navion AS for approximately $774.2 million in cash, including transaction costs of approximately $7.0 million. Please see Item 4. Information on the Company: Acquisition of Navion AS and Item 18—Financial Statements: Note 4 — Acquisition of Navion AS.

Proposed Initial Public Offering by Teekay LNG Partners L.P.

In November 2004, our wholly-owned subsidiary, Teekay LNG Partners L.P. (or Teekay LNG Partners), filed a registration statement with the U.S. Securities and Exchange Commission for an initial public offering of its common units. Teekay LNG Partners is a Marshall Islands limited partnership recently formed by us as part of our strategy to expand our operations in the LNG sector. Upon the closing of the offering, Teekay LNG Partners will provide LNG and crude oil marine transportation services through a fleet of LNG carriers and Suezmaz class crude oil tankers, primarily consisting initially of vessels we obtained through our acquisition of Teekay Spain. Teekay GP L.L.C. is a wholly owned subsidiary of Teekay Shipping Corporation and the general partner of Teekay LNG Partners. Please see Item 18 — Financial Statements: Note 17 – Commitments and Contingencies.

IMO and European Union Regulatory Changes

As described above under “Item 4. Information on the Company: Regulations,” in 2003 both the International Maritime Organization (or IMO), the United Nations’ global maritime regulatory body, and the European Union Parliament adopted regulations that, among other things, accelerate the phasing-out of single-hull tankers.

As a result of these regulations, which became effective April 5, 2005, we recorded a $56.9 million non-cash write-down in our spot tanker segment in 2003, and reduced the estimated useful lives from 25 years to approximately 21 years for the two remaining vessels affected by these regulatory changes.

Management believes that these IMO regulations may result in further discrimination against older single-hull vessels.

We are not aware of any other regulatory changes or environment liabilities that we anticipate will have a material impact on our current or future operations.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues primarily include revenues from voyage charters, time charters and contracts of affreightment. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time charters, voyage charters and contracts of affreightment. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Forward Freight Agreements. We are exposed to market risk for vessels in our spot tanker segment from changes in spot market rates for vessels. In certain cases we use forward freight agreements (or FFAs) to manage this risk. FFAs involve contracts to provide a fixed number or theoretical voyages at fixed-rates, thus hedging a portion of our exposure to the spot charter market. These agreements are recorded as assets or liabilities and measured at fair value. Changes in the fair value of the FFAs are recognized in other comprehensive income (loss) until the hedged item is recognized as voyage revenue in income. The ineffective portion of a change in fair value is immediately recognized into income through voyage revenues.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters and contracts of affreightment. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the U.S. (or GAAP).

Time Charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of time charter equivalent (or TCE) rates, which represent net voyage revenues divided by calendar-ship-days.

Vessel Operating Expenses. Under all types of charters for our vessels, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze our income from vessel operations for each segment, which represents the income we receive from the segment after deducting operating expenses and depreciation and amortization, but prior to the deduction of net interest expense, income taxes, foreign currency and interest rate swap gains or losses and other income and losses.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period, the size of the vessels and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•	charges related to the amortization of the fair value of the time charters, contracts of affreightment and intellectual property where amounts have been attributed to those items on acquisitions of subsidiary companies. These amounts are amortized over the period which the asset is expected to contribute to the future cash flows of the Company.

Calendar-ship-days. Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels operate during that period.

Restricted Cash Deposits. Under capital lease arrangements for two of our LNG carriers, we (a) borrow under term loans and deposit the proceeds into restricted cash accounts and (b) enter into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits approximate the present value of the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms. The restricted cash deposits and interest earned thereon will fully fund the payments under these bareboat charters, including our obligation to purchase the vessels. During vessel construction, we borrow under the term loans and make restricted cash deposits that approximate the construction installment payments. We also maintain cash on deposit relating to certain other term loans and other obligations. Please see Item 18 – Financial Statements: Note 11 – Capital Leases and Restricted Cash.

Tanker Market Overview

During 2004, tanker spot rates rose to the highest level in three decades as strong global oil demand growth and a higher level of oil supplies from long-haul sources increased the tanker demand. In early 2005, reduced oil production by Middle East OPEC members, lower Iraqi oil exports, and unforeseen production outages in the North Sea caused tanker rates to decline, although they remained at high levels.

Global oil demand, an underlying driver of tanker demand, rose to 82.5 million barrels per day (or mb/d) during 2004, an increase of 2.7 mb/d, or 3.4%, from 2003. Strong global economic growth led by China, non-OECD Asian countries and North America helped push oil demand to record levels.

Global oil supply increased by 3.4 mb/d, or 4.3%, to 83.0 mb/d in 2004 from 79.6 mb/d in 2003 due in part to a 1.4 mb/d rise in long-haul Middle East OPEC oil production. Non-OPEC production rose by 1.0 mb/d mainly as a result of rising output in the former Soviet Union. At its January 30, 2005 meeting, OPEC (excluding Iraq) voted to leave its existing quota limit unchanged at 27.0 mb/d, citing a forecasted balance between oil supply and demand for the first quarter of 2005.

The size of the world tanker fleet rose to 334.0 million deadweight tonnes (or mdwt) as of December 31, 2004, up 17 mdwt, or 5.4% from December 31, 2003. Deliveries of tanker newbuildings aggregated 27.8 mdwt in 2004, exceeding total deletions of 10.8 mdwt.

As at December 31, 2004, the world tanker order book rose to 89.6 mdwt, representing 26.8% of the total world tanker fleet, up from 77.6 mdwt, or 24.5%, as of December 31, 2003.

The outlook for the tanker market for the remainder of 2005 is positive, since the balance between tanker demand and tanker supply is expected to continue to be relatively tight during this period. The International Energy Agency is forecasting an increase in oil demand of 1.8 mb/d, or 2.2%, in 2005 over 2004, which should typically lead to an approximate 4.0% increase in tanker demand. The 31.0 mdwt in scheduled new tanker deliveries in 2005 are expected to be largely offset by the increase in tanker demand and the impact of the recent IMO regulations, which are expected to phase-out approximately 3 to 5% of the existing world tanker fleet, or 10 to 15 mdwt, during 2005.

Results of Operations

In accordance with GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels in the spot market segment upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts the customer usually pays the voyage expenses whereas under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable. Please see Item 18 — Financial Statements: Note 2 – Segment Reporting.

The following tables compare our operating results by reportable segment for 2004, 2003 and 2002, and compare our net voyage revenues (which is a non-GAAP financial measure) by reportable segment for 2004, 2003, and 2002 to the most directly comparable GAAP financial measure:

----------- ---------------------------------------- ------------------------------ -------------------------------
                 Year Ended December 31, 2004        Year Ended December 31, 2003    Year Ended December 31, 2002
                        Fixed                                   Fixed                          Fixed
               Spot     -Rate     Fixed                Spot     -Rate                Spot      -Rate
              Tanker    Tanker   -Rate LNG            Tanker    Tanker              Tanker     Tanker
              Segment   Segment  Segment    Total     Segment   Segment   Total     Segment    Segment    Total
             ($000's)  ($000's)  ($000's) ($000's)   ($000's)  ($000's)  ($000's)   ($000's)   ($000's)  ($000's)
----------- ---------- -------- --------- ---------- --------- --------- --------- ---------- --------- ---------

Voyage
Revenues    1,450,791   725,061   43,386  2,219,238  1,081,974  494,121  1,576,095   632,281    151,046   783,327
Voyage
Expenses     (355,116)   (7,058)    (221)  (432,395)  (342,928) (51,728) (394,656)  (234,376)    (5,079) (239,455)
----------- ---------- -------- --------- ---------- ---------- --------- --------- ---------- --------- ---------
Net Voyage
Revenues    1,095,675   648,003   43,165  1,786,843    739,046  442,393  1,181,439   397,905    145,967   543,872
----------- ---------- -------- --------- ---------- ---------- --------- --------- ---------- --------- ---------

----------- ---------------------------------------- ------------------------------ -------------------------------
                 Year Ended December 31, 2004        Year Ended December 31, 2003    Year Ended December 31, 2002
                        Fixed                                   Fixed                          Fixed
               Spot     -Rate     Fixed                Spot     -Rate                Spot      -Rate
              Tanker    Tanker   -Rate LNG            Tanker    Tanker              Tanker     Tanker
              Segment   Segment  Segment    Total     Segment   Segment   Total     Segment    Segment    Total
                 (%)      (%)     (%)        (%)        (%)       (%)       (%)        (%)        (%)       (%)
----------- ---------- -------- --------- ---------- --------- --------- --------- ---------- --------- ---------

Voyage
Revenues         65       33        2        100         69       31       100         81         19       100
Voyage
Expenses         82       18        -        100         87       13       100         98          2       100
----------- ---------- -------- --------- ---------- --------- --------- --------- ---------- --------- ---------
Net Voyage
Revenues         62       36        2        100         63       37       100         73         27       100
----------- ---------- -------- --------- ---------- --------- --------- --------- ---------- --------- ---------

The following table outlines the TCE rates earned by the vessels in our spot tanker segment for 2004, 2003 and 2002:

--------------- -------------------------------- ------------------------------ -------------------------------
                 Year Ended December 31, 2004    Year Ended December 31, 2003     Year Ended December 31, 2002
                                      TCE per                          TCE per                         TCE per
                 Net Voyage           calendar-  Net Voyage           calendar-  Net Voyage           calendar-
Vessel Type       Revenues   Calendar ship-day    Revenues   Calendar  ship-day   Revenues  Calendar  ship-day
                  ($000's)     Days      ($)      ($000's)     Days     ($)      ($000's)     Days       ($)
--------------- ------------ -------- ---------- ----------- -------- --------- ----------- --------- ---------

VLCC                 67,129      887     75,681     36,891       819    45,044      6,257        365   17,141
Suezmax(1)          133,706    2,423     55,182     62,329     1,841    33,856          -          -        -
Aframax(1)          813,371   20,697     39,299    535,570    21,489    24,923    340,643     21,383   15,930
Oil/Bulk/Ore (2)      3,269      157     20,822     39,849     2,451    16,258     32,749      2,920   11,215
Large Product        50,221    1,962     25,597     17,331       560    30,948          -          -        -
Small Product        49,175    3,515     13,990     27,960     2,416    11,573          -          -        -
--------------- ------------ -------- ---------- ----------- -------- --------- ----------- --------- ---------
   Totals         1,116,871   29,641     37,680    719,930    29,576    24,342    379,649     24,668   15,390
=============== ============ ======== ========== =========== ======== ========= =========== ========= =========
(1)	The Suezmax net voyage revenues exclude losses on FFAs of $11.3 million (2004) and gains on FFAs of $0.6 million (2003). The Aframax net voyage revenues exclude losses on FFAs of $10.5 million (2004) and losses on FFAs of $0.3 million (2003). We were not a party to any FFAs during 2002.

(2)	The oil/bulk/ore fleet’s net voyage revenues exclude $0.5 million (2004), $18.8 million (2003), and $18.2 million (2002) of net voyage revenues earned by the minority pool participants in the Panamax oil/bulk/ore pool that we operated prior to our disposition of all of our oil/bulk/ore carriers and the termination of the pool in 2004.

Year Ended December 31, 2004 versus Year Ended December 31, 2003

We acquired Teekay Spain on April 30, 2004. Consequently, our 2004 financial results for our segments only reflect Teekay Spain’s results of operations commencing May 1, 2004. We completed our acquisition of Navion on April 1, 2003. Consequently, our 2003 financial results for our segments only reflect Navion’s results of operations on that date.

Spot Tanker Segment

TCE rates for the vessels in our spot tanker segment primarily depend on oil production and consumption levels, the number of vessels scrapped, the number of newbuildings delivered and charterers’ ‘reference for modern tankers. As a result of our dependence on the spot tanker market, any fluctuations in TCE rates will affect our revenues and earnings. As a result of the previously mentioned strong tanker freight rates during 2004, our average TCE rate for the vessels in our spot tanker segment increased 54.8% to $37,680 for 2004, from $24,342 for 2003. During 2004, approximately 62% of our net voyage revenues were earned by the vessels in the spot tanker segment, compared to approximately 63% in 2003. The decrease from 2003 was due primarily to our acquisition of Teekay Spain and its fixed-rate Suezmax tanker and LNG fleet and the sale of 11 older spot vessels as part of our fleet renewal program, partially offset by the increase in spot tanker rates compared to 2003 and an increase in the chartered-in vessels in our spot tanker segment.

The following table provides a summary of the change in fleet size, based on calendar-ship-days, of our spot tanker segment by owned and chartered-in vessels:

-------------------------------------- --------------------------------------------------- --------------------------
                                                     Year Ended December 31,
-------------------------------------- --------------------------------------------------- --------------------------
                                                  2004                      2003                Percentage Change
                                            (Calendar Days)            (Calendar Days)                 (%)
-------------------------------------- ------------------------- ------------------------- --------------------------
Owned Vessels                                     16,181                    21,206                   (23.7)
Chartered-in Vessels                              13,460                     8,370                    60.8
-------------------------------------- ------------------------- ------------------------- --------------------------
Total                                             29,641                    29,576                     0.2
====================================== ========================= ========================= ==========================

The average fleet size of our spot tanker fleet (including vessels chartered-in) increased slightly in 2004, primarily due the delivery of four Aframax newbuildings and an increase in the number of vessels chartered-in due to the inclusion of Navion for a fully year in 2004, compared to nine months in 2003, as well as the sale and leaseback of three Aframax tankers in December 2003. These increases were substantially offset by the sale of 11 older tankers in the spot tanker segment during 2004.

Net voyage revenues for the spot tanker segment increased 48.3% to $1,095.7 million for 2004, from $739.0 million for 2003. This increase was primarily due to the increases in average TCE rates from 2003.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and communication expenses, decreased 26.0% to $93.4 million for 2004, from $126.3 million for 2003. The decrease in vessel operating expenses was primarily due to the sale of 11 older vessels during the year.

Time-charter hire expense increased 56.3% to $263.1 million for 2004, from $168.3 million for 2003. This increase was due primarily to the previously mentioned increase of chartered-in vessels.

Depreciation and amortization expense decreased 10.2% to $95.6 million for 2004, from $106.4 million for 2003. The decrease was primarily attributable to the previously mentioned vessel dispositions, partially offset by the deliveries of the four newbuilding Aframax tankers during 2004 and the increased amortization of older vessels due to the accelerated depreciation of vessels affected by the previously mentioned IMO regulations. Depreciation and amortization expense included amortization of drydocking costs of $16.1 million for 2004, compared to $22.3 million for 2003. The decrease in drydock amortization was primarily due to the previously mentioned sale of older vessels that require more frequent drydocks.

Gain on sale of vessels for 2004 of $72.1 million included gains on the sale of the 11 older vessels, as well as amortization of a deferred gain on the sale and leaseback of the three Aframax tankers in December 2003. The write-downs and loss on sale of vessels for 2003 of $90.3 million was primarily comprised of the write-down of vessel values as a result of the previously mentioned IMO regulations and vessels sold in 2003.

We incurred restructuring charges of $1.0 million in 2004 relating to the closure of our Oslo, Norway office. Restructuring charges of $4.4 million in 2003 relate to the closure of our Oslo, Norway and Melbourne, Australia offices, and severance costs related to the termination of seafaring staff.

Fixed-Rate Tanker Segment

The following table provides a summary of the change in fleet size, based on calendar ship days, of our fixed-rate tanker segment by owned and chartered-in vessels:

-------------------------------------- --------------------------------------------------- --------------------------
                                                     Year Ended December 31,
-------------------------------------- --------------------------------------------------- --------------------------
                                                  2004                      2003                Percentage Change
                                            (Calendar Days)           (Calendar Days)                  (%)
-------------------------------------- ------------------------- ------------------------- --------------------------
Owned Vessels                                     14,808                    10,196                    45.2
Chartered-in Vessels                               5,905                     4,370                    35.1
-------------------------------------- ------------------------- ------------------------- --------------------------
Total                                             20,713                    14,566                    42.2
====================================== ========================= ========================= ==========================

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased significantly in 2004 compared to 2003, primarily due to our acquisition of Teekay Spain, which included four Suezmax tankers in this segment, and the delivery of four newbuildings in 2004. In addition, the results of Navion, including its fixed-rate shuttle tanker fleet, were only included for nine months in 2003, compared to a full year in 2004.

Net voyage revenues increased 46.5% to $648.0 million for 2004, from $442.4 million for 2003 primarily due to the increase in fleet size. The shuttle tankers acquired as part of our acquisition of Navion generated, on average, more revenue per ship than the remaining vessels in our fixed-rate tanker segment. During 2004, approximately 36% of our net voyage revenues were earned by the vessels in the fixed-rate tanker segment, compared to approximately 37% in 2003.

Vessel operating expenses increased 39.3% to $117.6 million for 2004, from $84.4 million for 2003. The increase in vessel operating expenses was primarily due to the increase in fleet size and the appreciation of other major currencies against the U.S. Dollar. The shuttle tankers acquired as part of our acquisition of Navion incurred, on average, higher operating costs per ship than the remaining vessels in our fixed-rate tanker segment.

Time-charter hire expense increased 42.4% to $194.1 million for 2004, from $136.3 million for 2003. The increase is due primarily to Navion’s chartered-in shuttle tankers being included for the full year in 2004, but only for nine months in 2003, the date of the Navion acquisition.

Depreciation and amortization expense increased 52.1% to $129.1 million for 2004, from $84.9 million for 2003. The increase was mainly due to increased vessel cost amortization during 2004 as a result of the increase in fleet size of owned vessels in this segment, the amortization of the estimated fair market value of the time charter contracts we acquired as part of the Teekay Spain acquisition and a full year of amortization during 2004 of the contracts of affreightment we acquired as part of the 2003 Navion acquisition. Depreciation and amortization expense included amortization of drydocking costs of $7.3 million for 2004, compared to $4.2 million for 2003.

Gain on sale of vessels for 2004 of $7.2 million represents gains on the sale of three older vessels. Loss on sale of vessels for 2003 of $0.1 million relate to the sale of a shuttle tanker in our fixed-rate tanker segment.

We incurred no restructuring charges in 2004 in our fixed-rate tanker segment. Restructuring charges of $2.0 million in 2003 relate to the closure of our Oslo, Norway and Melbourne, Australia offices, and severance costs related to the termination of seafaring staff.

Fixed-Rate LNG Segment

The results of our fixed-rate LNG segment reflect the operations of our four LNG carriers (including one newbuilding that delivered in July 2004, and one newbuilding that delivered in December 2004) acquired as part of our acquisition of Teekay Spain on April 30, 2004. The total number of calendar ship days of our LNG carriers during 2004 was 660. We had no LNG shipping operations prior to the Teekay Spain acquisition.

Net voyage revenues totaled $43.2 million for 2004, or $65,402 per calendar-ship-day. During 2004 approximately 2% of our net voyage revenues were earned by the vessels in the fixed-rate LNG segment.

Vessel operating expenses totaled $7.5 million for 2004, or $11,377 per calendar-ship-day.

Depreciation and amortization was $12.9 million in 2004, which includes $3.6 million of amortization of time-charter contracts acquired as part of the Teekay Spain acquisition.

Other Operating Results

General and administrative expenses increased 53.5% to $130.7 million for 2004, from $85.1 million for 2003, primarily as a result of the Teekay Spain acquisition, the inclusion of Navion for 12 months in 2004 compared to only nine months in 2003, an increase in the accrual for performance-based bonuses in 2004, including $12.5 million authorized by the Board of Directors in addition to the regular bonus plan, and the appreciation of several major currencies against the U.S. Dollar.

Interest expense increased 50.0% to $121.5 million for 2004, from $81.0 million for 2003. This increase primarily reflects interest on the additional debt we incurred in connection of our acquisitions of Navion and Teekay Spain.

Interest income increased 372.5% to $18.5 million for 2004, compared to $3.9 million for 2003. This increase was primarily due to interest earned on higher average cash and restricted cash balances. Please see “Important Financial and Operational Terms and Concepts — Restricted Cash Deposits” above.

Equity income from 50%-owned joint ventures increased 97.0% to $13.7 million for 2004, from $7.0 million for 2003, primarily as a result of our acquisition of a 50% interest in SPT during September 2003.

Gain on sale of marketable securities was $93.2 million in 2004, compared to $0.5 million in 2003. During 2004 we sold our investments in marketable securities. Please see Item 18 – Financial Statements: Note 6 – Investments in Marketable Securities.

Other loss of $67.7 million for 2004 was primarily comprised of foreign exchange losses of $42.7 million, income taxes of $35.0 million and a $0.8 million loss on redemption of $13.4 million of our 8.32% First Preferred Ship Mortgage Notes, partially offset by dividend income from our joint ventures and leasing income from our volatile organic compound emissions equipment. Other loss of $46.0 million for 2003 was primarily comprised of income taxes of $36.5 million, a $5.4 million loss on redemption of $57.9 million of our 8.32% First Preferred Ship Mortgage Notes, a write-down of marketable securities, goodwill and other assets, minority interest expense, and foreign exchange losses, partially offset by dividend income from Nordic American Tanker Shipping Ltd. (or NATS), and leasing income from our volatile organic compound emissions equipment.

As a result of the foregoing factors, net income increased to $757.4 million for 2004, from $177.4 million for 2003.

Year Ended December 31, 2003 versus Year Ended December 31, 2002

We completed our acquisition of on April 1, 2003. Consequently, our 2003 financial results for our segments only reflect Navion’s results of operations for nine months.

Spot Tanker Segment

As a result of strengthening in tanker freight rates during 2003, our average TCE rate for the vessels in our spot tanker segment increased 58.2% to $24,342 for 2003, from $15,390 for 2002. During 2003, approximately 63% of our net voyage revenues were earned by the vessels in the spot tanker segment, compared to approximately 73% in 2002. The decrease from 2002 was due primarily to our acquisition of Navion and its shuttle tanker fleet that is part of our fixed-rate tanker segment, partially offset by an increase in spot tanker rates compared to 2002.

The following table provides a summary of the change in fleet size, based on calendar ship days, of our spot tanker segment by owned and chartered-in vessels:

-------------------------------------- --------------------------------------------------- --------------------------
                                                     Year Ended December 31,
-------------------------------------- --------------------------------------------------- --------------------------
                                                  2003                      2002                Percentage Change
                                            (Calendar Days)           (Calendar Days)                  (%)
-------------------------------------- ------------------------- ------------------------- --------------------------
Owned Vessels                                     21,206                    22,824                    (7.1)
Chartered-in Vessels                               8,370                     1,844                   353.9
-------------------------------------- ------------------------- ------------------------- --------------------------
Total                                             29,576                    24,668                    19.9
====================================== ========================= ========================= ==========================

The average fleet size of our spot tanker fleet (including vessels chartered-in) increased in 2003, primarily due to our acquisition of Navion, and the delivery of three chartered-in newbuildings (two Aframax tankers delivered in April 2003 and August 2003, and a VLCC delivered in June 2003) and a vessel under capital lease (an Aframax tanker delivered in September 2003). These increases were partially offset by the sale of 16 older tankers in the spot tanker segment during 2003 as part of our fleet renewal program. The average fleet size of our owned spot tanker fleet decreased in 2003.

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

Depreciation and amortization expense increased 0.9% to $106.4 million for 2003, from $105.4 million for 2002. The increase was primarily attributable to the larger fleet size resulting from our acquisition of Navion and increased drydock amortization, substantially offset by the effect of the previously mentioned vessel dispositions. Depreciation and amortization expense included amortization of drydocking costs of $22.3 million for 2003, compared to $18.1 million for 2002. The increase in drydock amortization was primarily due to an increase in the amount of work done in drydock on most vessels during 2003 and an increase in the frequency of required drydockings for older vessels.

As previously mentioned, we wrote down the book values of certain of our tankers by $56.9 million in the fourth quarter of 2003 due to changes in IMO regulations, and we sold 16 older vessels in our spot tanker segment in 2003. These dispositions resulted in a $34.7 million write-down in the book value of these vessels, partially offset by a $1.3 million gain on the sale of some of the vessels. There were no vessel write-downs or vessel dispositions in our spot tanker segment in 2002.

Restructuring charges of $4.4 million in 2003 related to the closure of our Oslo, Norway and Melbourne, Australia offices, and severance costs related to the termination of seafaring staff. There were no restructuring changes in our spot tanker segment in 2002.

Fixed-Rate Tanker Segment

The following table provides a summary of the change in fleet size, based on calendar-ship-days of our fixed-rate tanker segment by owned and chartered-in vessels:

-------------------------------------- --------------------------------------------------- --------------------------
                                                     Year Ended December 31,
-------------------------------------- --------------------------------------------------- --------------------------
                                                  2003                      2002                Percentage Change
                                            (Calendar Days)           (Calendar Days)                  (%)
-------------------------------------- ------------------------- ------------------------- --------------------------
Owned Vessels                                     10,196                     6,249                    63.2
Chartered-in Vessels                               4,370                         -                      -
-------------------------------------- ------------------------- ------------------------- --------------------------
Total                                             14,566                     6,249                   133.1
====================================== ========================= ========================= ==========================

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) more than doubled in 2003 compared to 2002, primarily due to our acquisition of Navion and the addition of four shuttle tankers (including deliveries of two newbuilding shuttle tankers) in 2003. In addition, the first three of five newbuilding conventional tankers on 12-year charters to ConocoPhillips were delivered in the second half of 2003.

Net voyage revenues increased 203.1% to $442.4 million for 2003, from $146.0 million for 2002, primarily due to the increase in fleet size. The shuttle tankers acquired as part of our acquisition of Navion generated, on average, more revenue per ship than the remaining vessels in our fixed-rate tanker segment. During 2003, approximately 37% of our net voyage revenues were earned by the vessels in the fixed-rate tanker segment, compared to approximately 27% in 2002.

Vessel operating expenses increased 110.7% to $84.4 million for 2003, from $40.1 million for 2002. The increase in vessel operating expenses was primarily due to the increase in fleet size. The shuttle tankers acquired as part of our acquisition of Navion incurred, on average, higher operating costs per ship than the remaining vessels in our fixed-rate tanker segment. Other less significant reasons for the increase in vessel operating expenses were higher repair, maintenance and crewing costs, and the appreciation of the Norwegian Kroner against the U.S. Dollar.

Time-charter hire expense was $136.3 million for 2003. We incurred no time-charter hire expense in 2002, as we did not have any chartered-in tankers in the fixed-rate tanker segment prior to our acquisition of Navion. As at December 31, 2003, we had 13 chartered-in shuttle tankers and one chartered-in methanol carrier.

Depreciation and amortization expense increased 93.4% to $84.9 million for 2003, from $43.9 million for 2002. The increase was mainly due to increased vessel cost amortization as a result of the increase in fleet size of our owned vessels and the amortization of the estimated fair market value of the contracts of affreightment we acquired as part of the Navion acquisition. Depreciation and amortization expense included amortization of drydocking costs of $4.2 million for 2003, compared to $3.7 million for 2002.

Loss on sale of vessels for 2003 of $0.1 million related to the sale of a shuttle tanker in our fixed-rate tanker segment. There were no vessel dispositions in our fixed-rate tanker segment in 2002.

Restructuring charges of $2.0 million in 2003 relate to the closure of our Oslo, Norway and Melbourne, Australia offices, and severance costs related to the termination of seafaring staff. No restructuring charges were incurred in 2002 in our fixed-rate tanker segment.

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

Other loss of $46.0 million for 2003 was primarily comprised of income taxes of $36.5 million, a loss on redemption of $57.9 million of our 8.32% First Preferred Ship Mortgage Notes, a write-down of available-for-sale securities, goodwill and other assets, minority interest expense, and foreign exchange losses, partially offset by dividend income from Nordic American Tanker Shipping Ltd., leasing income from our volatile organic compound emissions equipment and a gain on the disposition of available-for-sale securities. Other loss of $14.9 million for 2002 was primarily comprised of income taxes of $11.4 million, the settlement of a contingent payment relating to our purchase in 1993 of all the issued and outstanding shares of Palm Shipping Inc. (now Teekay Chartering Limited), a loss on sale of available-for-sale securities, and minority interest expense, partially offset by dividend income from Nordic American Tanker Shipping Ltd., and foreign exchange gains.

As a result of the foregoing factors, net income increased to $177.4 million for 2003, from $53.4 million for 2002.

Liquidity and Capital Resources

As at December 31, 2004, our total cash and cash equivalents was $427.0 million, compared to $292.3 million at December 31, 2003. Our total liquidity, including cash, short-term marketable securities and undrawn long-term borrowings, was $1,258.2 million as at December 31, 2004, up from $774.8 million as at December 31, 2003. The increase in liquidity was mainly the result of cash generated by our operating activities, proceeds from the sale of 14 older vessels during the year and the sale of our marketable securities during the year, partially offset by our debt repayments, cash used for capital expenditures and payment of dividends. In our opinion, working capital is sufficient for our present requirements.

Net cash flow from operating activities increased to $814.7 million in 2004 from $455.6 million in 2003, mainly reflecting the significant increase in our average spot TCE rates.

Scheduled debt repayments were $150.3 million during 2004 compared to $62.2 million during 2003. Repayments of capital lease obligations were $66.1 million in 2004 compared to $0.3 million in 2003. Debt prepayments were $1,731.2 million during 2004 compared to $1,466.8 million during 2003. Of our 2004 debt prepayments, $1,326.0 million resulted from our drawing down and subsequently prepaying under some of our eight long-term revolving credit facilities (the Revolvers) in anticipation of the closing of the Teekay Spain acquisition and for internal restructuring purposes. In addition, in 2004 a total of $391.0 million of cash generated from operations and from proceeds of longer-term financings was used to prepay certain term loans, and $14.2 million was used to repurchase a portion of the 8.32% First Preferred Ship Mortgage Notes (the 8.32% Notes). Occasionally we use our Revolvers to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the Revolvers. Please see Item 18 — Financial Statements: Note 9 – Long-Term Debt.

As at December 31, 2004, our total debt was $2,108.0 million, compared to $1,600.1 million as at December 31, 2003. As at December 31, 2004, our Revolvers provided for borrowings of up to $1,361.2 million, of which $831.2 million was undrawn. The amount available under the Revolvers reduces by $142.2 million (2005), $165.2 million (2006), $130.1 million (2007), $444.3 million (2008), $39.4 million (2009) and $440.0 million (thereafter). All of the Revolvers are collateralized by first priority mortgages granted on 52 of the Company’s vessels, together with other related collateral, and include a guarantee from Teekay for all amounts outstanding under the Revolvers. Our 8.32% Notes are due February 1, 2006 and are subject to a sinking fund which retires $45.0 million principal amount of the 8.32% Notes on February 1 of each year, commencing 2004. Our 7.25% Premium Equity Participating Security Units are due May 18, 2006 and our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Please see Item 18 – Financial Statements: Note 9 – Long-Term Debt.

Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the specified subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that we can make, including dividends and purchases of our own capital stock, was limited to $892.8 million as of December 31, 2004. Certain of the loan agreements require that we maintain a minimum level of free cash. As at December 31, 2004, this amount was $100 million. Certain of the loan agreements also require that a minimum level of free liquidity and undrawn revolving credit lines (excluding undrawn revolving credit lines with less than 6 months to maturity) be maintained. As at December 31, 2004, this amount was $205.8 million.

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

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels, and bunker fuel prices. We use forward foreign currency contracts, interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, bunker fuel price risks and spot tanker rates, but we do not use these financial instruments for trading or speculative purposes. Please see Item 11 – Quantitative and Qualitative Disclosures About Market Risk.

Dividends declared during 2004 were $42.4 million, or $0.5125 per share. In October 2004, we increased our quarterly dividend from $0.125 per share to $0.1375 per share.

In November 2004, we announced that our Board of Directors authorized the repurchase of up to 3,000,000 shares of our common stock. As at December 31, 2004, we had repurchased 1,400,200 shares of our common stock at an average price of $43.73 per share. In January 2005, we repurchased an additional 1,599,800 shares at an average price of $42.27, for a total of 3,000,000 shares repurchased.

In November 2004, our subsidiary Teekay LNG Partners filed a registration statement with the Securities and Exchange Commission for an initial public offering of its common units. Proceeds from the offering will be used to repay debt the partnership will owe to us and to pay offering expenses. Proceeds of any exercise of the over-allotment option will be used to repay debt under ship financing arrangements of the partnership. Please see Item 18 – Financial Statements: Note 17 – Commitments and Contingencies.

During 2004, we incurred capital expenditures for vessels and equipment of $548.6 million. These capital expenditures primarily represented installment payments on our newbuildings. Cash expenditures for drydocking decreased to $32.9 million for 2004, compared to $42.7 million during 2003, due primarily to the sale of 11 older vessels during 2004.

As at December 31, 2004, we were committed to the construction of seven Aframax tankers, two Suezmax tankers, three product tankers and three LNG carriers scheduled for delivery between January 2005 and March 2008. Please see Item 18 – Financial Statements: Note 17 – Commitments and Contingencies.

We are also committed to capital leases on one Aframax tanker, four Suezmax tankers and two LNG carriers. The leases require minimum scheduled payments of $780.4 million, including a purchase obligation payment, over the remaining terms of the leases. Please see Item 18 – Financial Statements: Note 11 – Capital Leases and Restricted Cash.

The following table summarizes our long-term contractual obligations as at December 31, 2004 (in millions of U.S. dollars).

--------------------------------------------- --------- --------- --------- --------- --------- --------- ----------
                                                 2005      2006      2007     2008      2009     There-     Total
                                                                                                 after
--------------------------------------------- --------- --------- --------- --------- --------- --------- ----------
 Long-term debt                                  119.5     219.5      36.4    284.0     189.3   1,259.3    2,108.0
--------------------------------------------- --------- --------- --------- --------- --------- --------- ----------
 Chartered-in vessels (operating leases)         365.5     289.3     197.3    120.9      83.5     192.8    1,249.3
--------------------------------------------- --------- --------- --------- --------- --------- --------- ----------
 Commitment for chartered-in vessels
   (capital leases)                              130.1     317.7      39.7     41.3      42.8     208.8      780.4
--------------------------------------------- --------- --------- --------- --------- --------- --------- ----------
 Newbuilding installments (1)                    363.7     255.9     141.0     50.7         -         -      811.3
--------------------------------------------- --------- --------- --------- --------- --------- --------- ----------
 Volatile organic compound emissions
    equipment                                     31.5         -         -        -         -         -       31.5
--------------------------------------------- --------- --------- --------- --------- --------- --------- ----------
      Total                                    1,010.3   1,082.4     414.4    496.9     315.6   1,660.9    4,980.5
============================================= ========= ========= ========= ========= ========= ========= ==========
(1)	Includes $38.0 million of installments on a newbuilding that was sold upon delivery during the first quarter of 2005. Please see Item 18 – Financial Statements: Note 21 – Subsequent Events.

The sale of 14 older vessels during 2004 generated gross proceeds of $440.6 million.

In 2004 we sold our investments in A/S Dampskibsselskabet Torm and Nordic American Tanker Shipping Ltd. for proceeds of $135.4 million. Please see Item 18 — Financial Statements: Note 6 – Investments in Marketable Securities.

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

Off Balance Sheet Arrangements

We and certain of our subsidiaries have guaranteed our share of the outstanding mortgage debt in four 50%-owned joint venture companies. Please see Item 18 — Financial Statements: Note 17 – Commitments and Contingencies. We do not believe theses off-balance sheet arrangements have and we have no other off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments, and opinions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please see Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies.

Revenue Recognition

We generate a majority of our revenues from spot voyages and voyages servicing contracts of affreightment. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.

In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages and voyages servicing contracts of affreightment, with an exception for our shuttle tankers servicing contracts of affreightment with offshore oil fields. In this case a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. However, we do not begin recognizing voyage revenue until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that the vessel is off-hire.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Aframax, Suezmax, VLCC and product tankers, and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels to 25 years or 35 years, respectively. In the shipping industry, the use of a 25-year vessel life for Aframax, Suezmax, VLCC and product tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. We have reduced the estimated useful lives from 25 years to approximately 21 years for our two remaining vessels affected by the International Maritime Organization’s regulatory changes announced in 2003. We are not aware of any other regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value.

Drydocking

Generally, we drydock each vessel every two and a half to five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs we incur during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking.

Goodwill and Intangible Assets

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charter contracts, contracts of affreightment and intellectual property are amortized over time. Our future operating performance will be affected by the future amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of the purchase price to intangible assets and goodwill has a significant impact on our future operating results. The allocation of the purchase price of the acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows.

Goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts, and industry trends and conditions.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (or FASB) issued FASB Statement No. 123(R) (or SFAS 123(R)), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an acceptable alternative.

SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS 125(R) on July 1, 2005.

SFAS 123(R) permits public companies to adopt its requirements using one of the following two methods:

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date based on (a) the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures, either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We plan to adopt SFAS 123(R) using the modified-prospective method.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2004 are listed below:

Name                     Age   Position

C. Sean Day              55    Director and Chair of the Board
Bjorn Moller             47    Director, President and Chief Executive Officer
Axel Karlshoej           64    Director and Chair Emeritus
Bruce C. Bell            57    Director
Dr. Ian D. Blackburne    58    Director
Leif O. Hoegh            41    Director
Thomas Kuo-Yuen Hsu      58    Director
Eileen A. Mercier        57    Director
Tore I. Sandvold         57    Director
Peter Antturi            46    President, Teekay Navion Shuttle Tankers, a division of Teekay Shipping Corporation
Arthur Bensler           47    SVP, Secretary and General Counsel
Peter Evensen            46    EVP and Chief Financial Officer
David Glendinning        50    President, Teekay Gas and Offshore, a division of Teekay Shipping Corporation
Jennifer Gordon          43    SVP, Corporate Resources
Vincent Lok              36    SVP and Treasurer
Graham Westgarth         50    President, Teekay Marine Services, a division of Teekay Shipping Corporation
Paul Wogan               42    President, Teekay Tanker Services, a division of Teekay Shipping Corporation

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as our Chair of the Board since September 1999. Mr. Day has served as Chair of Teekay GP L.L.C.‘s board of directors since it was formed in November 2004. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation. Mr. Day also serves as the Chair of the Board of Resolute Investments, Inc., our largest shareholder. Please see Item 7 – Related Party Transactions.

Bjorn Moller became our President and Chief Executive Officer in April 1998. Mr. Moller has served as Vice Chair and a Director of Teekay GP L.L.C. since it was formed in November 2004. Mr. Moller has over 20 years’ experience in the shipping industry and has served in senior management positions with Teekay for more than 15 years. He has headed our overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed our global chartering operations and business development activities.

Axel Karlshoej was Chair of the Board from June 1994 to September 1999, and has been Chair Emeritus since stepping down as Chair. Mr. Karlshoej is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of the late J. Torben Karlshoej, Teekay’s founder.

Bruce C. Bell is the Managing Director of Oceanic Bank and Trust Limited, a Bahamian bank and trust company, a position he has held since March 1994. Mr. Bell has served as the Secretary of Teekay GP L.L.C. since it was formed in November 2004. Prior to joining Oceanic Bank and Trust, Mr. Bell was engaged in the private practice of law in Canada, specializing in corporate/commercial, banking and international business transactions. From May 2000 until May 2003, Mr. Bell served as our Corporate Secretary. Mr. Bell is a director and the Vice President of Resolute Investments, Inc., our largest shareholder. Please see Item 7 – Related Party Transactions.

Dr. Ian D. Blackburne has over 25 years’ experience in petroleum refining and marketing, and in March 2000 he retired as Managing Director and CEO of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as Chairman of CSR Limited and is a director of Suncorp-Metway Ltd., Mayne Group Limited, Australian public companies in the diversified industrial and financial sectors. Dr. Blackburne is also the Chairman of the Australian Nuclear Science and Technology Organization.

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

Thomas Kuo-Yuen Hsu has served 30 years with, and is presently a director of CNC Industries, an affiliate of the Expedo Group of Companies that manages a fleet of nine vessels ranging in size from 30,000 dwt to 150,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988.

Eileen A. Mercier has over 30 years’ experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for AbitibiPrice Inc. from 1990 to 1995. She also currently serves as a director for Hydro One Inc., ING Bank of Canada, the Ontario Teachers' Pension Plan, Quebecor World Inc., York University, the University Health Network and, and as a director and audit committee member for CGI Group Inc., ING Canada Inc., Shermag Inc. and Winpak Ltd.

Tore I. Sandvold has over 30 years’ experience in the oil and energy industry. From 1973 to 1987 he served in the Norwegian Ministry of Industry, Oil & Energy in a variety of positions in the area of domestic and international energy policy. From 1987 to 1990 he served as the Counselor for Energy in the Norwegian Embassy in Washington, D.C. From 1990 to 2001 Mr. Sandvold served as Director General of the Norwegian Ministry of Oil & Energy, with overall responsibility for Norway’s national and international oil and gas policy. From 2001 to 2002 he served as Chairman of the Board of Petoro, the Norwegian state-owned oil company that is the largest oil asset manager on the Norwegian continental shelf. From 2002 to the present, Mr. Sandvold, through his company, Sandvold Energy AS, has acted as advisor to companies and advisory bodies in the energy industry. Mr. Sandvold serves on other boards, including those of Schlumberger Limited., E. on Ruhrgas Norge AS, Lambert Energy Advisory Ltd., University of Stavanger, Offshore Northern Seas, and the Energy Policy Foundation of Norway.

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

Arthur Bensler joined Teekay in September 1998 as General Counsel. He was promoted to the position of Vice President in March 2002 and became our Corporate Secretary in May 2003. He was appointed Senior Vice President in February 2004. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada law firm, where he practiced corporate, commercial and maritime law from 1986 until joining Teekay.

Peter Evensen joined Teekay in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Financial Officer in February 2004. Mr. Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as Director of Teekay GP L.L.C. since January 2005. Mr. Evensen has over 20 years’ experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

David Glendinning joined Teekay in January 1987. Since then, he has held a number of senior positions, including service as Vice President, Marine and Commercial Operations from January 1995 until his promotion to Senior Vice President, Customer Relations and Marine Project Development in February 1999. In November 2003 Mr. Glendinning was appointed President of our Teekay Gas and Offshore division, which is responsible for our initiatives in the LNG business and other areas of gas activity as well as building on our international presence in the floating storage and offtake (or FSO) business and related offshore activities. Prior to joining Teekay, Mr. Glendinning, who is a Master Mariner, had 18 years’ sea service on oil tankers of various types and sizes.

Jennifer Gordon joined Teekay in April 2004 as Senior Vice President, Corporate Resources. Prior to joining Teekay, Ms. Gordon was Senior Vice President, Human Resources of Placer Dome Inc., an international gold, silver and copper mining company. Her experience includes positions in human resources management at Finning International Inc., Colgate-Palmolive Canada Inc. and Suncor Energy Inc.

Vincent Lok joined Teekay in 1993. Since that time, he has held a number of finance and accounting positions, including Controller from 1997 until his promotion to the position of Vice President, Finance in March 2002. He was appointed Senior Vice President and Treasurer in February 2004. Prior to joining Teekay, Mr. Lok worked in the Vancouver, Canada audit practice of Deloitte & Touche.

Graham Westgarth joined Teekay in February 1999 as Vice President, Marine Operations. He was promoted to the position of Senior Vice President, Marine Operations in December 1999. In November 2003 Mr. Westgarth was appointed President of our Teekay Marine Services division, which is responsible for all of our marine and technical operations as well as marketing a range of services and products to third-parties, such as marine consulting services and computer-based marine training software. He has extensive shipping industry experience. Prior to joining Teekay Mr. Westgarth was General Manager of Maersk Company (UK), where he joined as Master in 1987. His international industry experience includes 18 years’ sea service with five years in a command position.

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

Compensation of Directors and Senior Management

Director Compensation

During 2004, the eight non-employee directors received, in the aggregate, approximately $484,000 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. In addition, each non-employee director received a $50,000 annual retainer to be paid by way of a grant of restricted stock or stock options under our 2003 Equity Incentive Plan, at the director’s election. During 2004, certain of the directors elected to receive this annual retainer in the form of stock options to purchase an aggregate of 14,400 shares of our common stock at an exercise price of $33.63 per share. These options expire March 9, 2014, ten years after the date of the grant. Certain other directors elected to receive this annual retainer in the form of 14,260 shares of restricted stock. In addition to the $50,000 annual retainer, the Chair of the Board received a further $228,000 retainer in the form of a grant of restricted stock under our 2003 Equity Incentive Plan.

Annual Executive Compensation

The aggregate compensation earned by Teekay’s nine executive officers listed above (or the Executive Officers) for 2004 was $14.3 million. This is comprised of base salary ($3.1 million), annual bonus ($4.3 million), special bonus ($6.0 million) and pension and other benefits ($0.9 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an exchange rate of 1.20 Canadian Dollars for each U.S. Dollar, the exchange rate on December 31, 2004. Teekay’s annual bonus plan considers both company performance, through comparison to established targets and financial performance of peer companies, and individual performance. Due to the extraordinary performance of Teekay during the previous four years, the Compensation and Human Resource Committee granted a special bonus to our senior management during 2004.

Long-Term Executive Compensation

Teekay’s long-term incentive programs are designed to encourage creation of long-term value for our shareholders, employee retention and equity ownership. The programs consist of stock option grants, stock appreciation rights and restricted stock awards. All grants in 2004 and 2005 have been made under our 2003 Equity Incentive Plan.

During 2004, we granted stock options to purchase an aggregate of 339,400 shares of our common stock, 15,494 restricted share units and stock appreciation rights (or SARs) with respect to 33,200 shares of common stock to the Executive Officers under our 2003 Equity Incentive Plan. The weighted-average exercise price of these stock options and SARs is $33.72 per share. These options and SARs, which vest equally over three years, expire March 9, 2014, ten years after the date of the grant. The restricted share units vest on December 31, 2006. Upon vesting, the restricted share units will be paid in the form of cash.

In March 2005, we awarded 303,291 restricted share units to our Executive Officers as incentive based compensation. Each restricted share unit is equal in value to one share of our common stock and reinvested dividends from the date of the grant to the vesting of the restricted share unit. Based on the grant date share price of $46.80 per share, the restricted share units had a notional value of $14.2 million on the date of the grant. The restricted share units vest in three equal amounts on March 31, 2006, March 31, 2007 and November 30, 2007. Upon vesting, the restricted share units will be paid to each grantee in the form of cash or shares of Teekay's common stock, at the election of the grantee.

Options to Purchase Securities from Registrant or Subsidiaries

As at December 31, 2004 we had reserved pursuant to our 1995 Stock Option Plan, which was terminated with respect to new grants effective September 10, 2003, and our 2003 Equity Incentive Plan, which was adopted effective on the same date (together, the Plans) 6,716,413 shares of common stock for issuance upon exercise of options granted or to be granted. During 2004, 2003, and 2002 we granted options under the Plans to acquire up to 833,840, 2,119,160 and 2,052,050 shares of common stock, respectively, to eligible officers, employees, and directors. The options under the Plans have a 10-year term and vest equally over three years from the grant date, except for one grant of 50,000 options which will vest 100% on December 31, 2006. The outstanding options under the Plan are exercisable at prices ranging from $8.44 to $34.37 per share, with a weighted-average exercise price of $20.47 per share, and expire between July 19, 2005 and April 5, 2014.

Board Practices

The Board of Directors consists of nine members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualifies. Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej, and Bjorn Moller have terms expiring in 2005 and have been nominated by the Board of Directors for re-election at the 2005 Annual Meeting of Shareholders. Directors Bruce C. Bell, C. Sean Day, and Dr. Ian D. Blackburne have terms expiring in 2006. Directors Leif O. Höegh, Eileen A. Mercier and Tore I. Sandvold have terms expiring in 2007.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of the current members of the Board, other than C. Sean Day and Bjorn Moller, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is independent within the meaning of our director independence standards, which reflect the NYSE director independence standards as currently in effect and as they may be changed from time to time. In making this determination the Board considered Bruce C. Bell's relationship with our largest shareholder and concluded this relationship does not create a concern regarding his independence from our management.

The Board has the following three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2004 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Centre of our Web site at www.teekay.com. During 2004, the Board held nine meetings. Each director attended all Board meetings, except for two Board meetings at which one director each was absent from each. Each director attended all applicable committee meetings.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee includes Eileen A. Mercier (Chair), Leif O. Höegh and Tore I. Sandvold. All members of the committee are financially literate and the Board has determined that Ms. Mercier qualifies as an audit committee financial expert and that her membership on four other public company audit committees will not interfere with her service on Teekay’s Audit Committee. The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of: the integrity of our financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function and independent auditors.

During 2004, our Compensation and Human Resource Committee included Axel Karlshoej (Chair), C. Sean Day, Ian D. Blackburne and Thomas Kuo-Yuen Hsu. Effective March 2005, C. Sean Day ceased to be a member of this committee. The Compensation and Human Resource Committee: reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of these goals and objectives and, either as a Committee or with the Board’s other independent directors, determines the Chief Executive Officer’s compensation; reviews and approves the evaluation process and compensation structure for executives, other than the Chief Executive Officer, evaluates their performance and sets their compensation based on this evaluation; reviews and makes recommendations to the Board regarding compensation for directors; establishes and administers long-term incentive-compensation and equity-based plans; and oversees our other compensation plans, policies and programs.

During 2004, our Nominating and Governance Committee included C. Sean Day (Chair), Bruce C. Bell and Eileen A. Mercier. Effective March 2005, C. Sean Day ceased to be a member of this committee and Ian D. Blackburne and Thomas Kuo-Yuen Hsu became members of this committee. The Nominating and Governance Committee: identifies individuals qualified to become Board members; selects and recommends to the Board director and committee member candidates; develops and recommends to the Board corporate governance principles and policies applicable to us, monitors compliance with these principles and policies and recommends to the Board appropriate changes; and oversees the evaluation of the Board and management.

Crewing and Staff

As at December 31, 2004, we employed approximately 4,800 seagoing and 700 shore-based personnel, compared to approximately 4,000 seagoing and 700 shore-based personnel in 2003, and 3,650 seagoing and 450 shore-based personnel as at December 31, 2002. The increase in personnel from December 31, 2003 to December 31, 2004 was primarily due to our acquisition of Teekay Spain. The increase in personnel from December 31, 2002 to December 31, 2003 was primarily due to our acquisition of Navion in April 2003.

We regard attracting and retaining motivated seagoing personnel as a top priority. Through our global manning organization comprised of offices in Glasgow, Scotland, Grimstad, Norway, Riga, Latvia, Manila, Philippines, Mumbai, India, Sydney, Australia, and Madrid, Spain, we offer seafarers highly competitive employment packages and comprehensive benefits. We also provide excellent opportunities for personal and career development, which relate to our philosophy of promoting internally.

During fiscal 1996, we entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London that covers substantially all of our junior officers and seamen. We are also party to Enterprise Bargaining Agreements with various Australian maritime unions that covers officers and seamen employed through our Australian operations. Our officers and seamen for our Spanish-flagged vessels are covered by a collective bargaining agreement with Spain’s Union General de Trabajdores and Comisiones Obreras. We believe our relationships with these labor unions are good.

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

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 15, 2005, of our common stock by the directors and Executive Officers as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2005 (60 days after March 15, 2005) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned	Percent of Class

All directors and Executive Officers (17 persons).....................................................	644,441 (1) (3)	0.8% (2)

(1)	Includes 508,669 shares of common stock subject to stock options exercisable by May 14, 2005 under our 1995 and 2003 Stock Option Plans with a weighted-average exercise price of $20.14 that expire between May 13, 2008 and March 9, 2014. Excludes (a) 570,097 shares of common stock subject to stock options exercisable after May 14, 2005 under our 1995 and 2003 Stock Option Plans with a weighted average exercise price of $35.50, that expire between March 10, 2013 and March 9, 2014 (b) shares owned by Resolute Investments, Inc. (Please see Item 7 – Major Shareholders and Related Party Transactions) and (c) 303,291 restricted share units which will be paid to each grantee in the form of cash or shares of Teekay's common stock, at the election of the grantee.

(2)	Each director and Executive Officer beneficially owns less than one percent of the outstanding shares of common stock.

(3)	Each director is expected to acquire at least 10,000 shares of Teekay’s common stock by no later than the later of May 14, 2008 or the fifth anniversary of the date on which the director joined the Board. In addition, each Executive Officer is expected to acquire shares of Teekay's common stock equivalent in value to one to three times their annual base salary by 2010.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

(a)     The following table sets forth information regarding beneficial ownership, as of March 15, 2005, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2005 (60 days after March 15, 2005) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class

Resolute Investments, Inc. (1).....................................................................................................

FMR Corp., Edward C. Johnson 3rd and Abigail P. Johnson, as a group(2)..............................

Neuberger Berman, Inc. and Neuberger Berman, LLC, as a group(3) ......................................	32,631,380 11,554,017 8,338,419	39.3% 13.9% 10.1%

(1)	Two of our directors are officers and directors of Resolute Investments, Inc. Two additional Teekay directors are directors of the entity that ultimately controls Resolute. Please see “—-Related Party Transactions.”

(2)	Includes sole voting power as to 330,922 shares and sole dispositive power as to 11,554,017 shares. This information is based on the Schedule 13G/A filed by this group with the SEC on February 14, 2005. Based on prior information filed with the SEC, FMR Corp.‘s beneficial ownership in Teekay was 11.4% on March 15, 2004 and 14.03% on March 15, 2003.

(3)	Includes sole voting power as to 5,532,750 shares, shared voting power as to 1,274,100 shares and shared dispositive power as to 8,338,419 shares. Neuberger Berman, LLC and Neuberger Berman Management Inc. both have shared voting and dispositive power. Neuberger Berman, LLC and Neuberger Management Inc. serve as sub-adviser and investment manager, respectively, of Neuberger Berman Inc.‘s mutual funds. This information is based on the Schedule 13G/A filed by this group on February 15, 2005. Based on prior information filed with the SEC, Neuberger Berman Inc’s beneficial ownership in Teekay was 7.0% on March 15, 2004 and less than 5% on March 15, 2003.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Teekay.

Related Party Transactions

As at December 31, 2004, Resolute Investments, Inc. (or Resolute) owned 39.3% of our outstanding Common Stock. Two of our directors, C. Sean Day, who is also Chair of our Board, and Bruce Bell, are directors and the Chairman and Vice President, respectively, of Resolute. Two additional directors, Thomas Kuo-Yuen Hsu and Axel Karlshoej, are among the Managing Directors of The Kattegat Trust Company Limited, which is the trustee of the trust that owns all of Resolute’s outstanding equity.

Bruce Bell is also the Managing Director of Oceanic Bank and Trust Limited. Payments made by us to Oceanic Bank and Trust Limited in respect of corporate administration fees and shared office costs for 2004, totaled approximately $0.5 million.

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

Please see Item 18 below.

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

Dividend Policy

Commencing with the fiscal quarter ended September 30, 1995, we declared and paid quarterly cash dividends in the amount of $0.1075 per share on our common stock. We increased our quarterly dividend from $0.1075 per share to $0.125 per share on our common stock in the fourth quarter of 2003 and from $0.125 per share to $0.1375 per share on our common stock during the fourth quarter of 2004. On May 17, 2004, we effected a two-for-one stock split relating to our common stock. All per share data give effect to this stock split retroactively. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock. Pursuant to our dividend reinvestment program, holders of common stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of common stock at then prevailing market prices, but without brokerage commissions or service charges.

The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends on the common stock is dependent on the earnings and cash flow of our subsidiaries. The indenture relating to our 8.32% First Preferred Ship Mortgage Notes due 2006 and certain of the agreements governing our (and our subsidiaries’) credit facilities provide that our ability to pay dividends is subject to limitations based upon our cumulative net income plus certain additional amounts, including the proceeds we receive from any issuance of our capital stock. We do not believe that the restrictions contained in that indenture or in other financing agreements to which we and our subsidiaries are party to will restrict payment of cash dividends on the common stock for the foreseeable future.

Significant Changes

On November 24, 2004, we announced that our wholly-owned subsidiary, Teekay LNG Partners L.P. (or Teekay LNG Partners), had filed a registration statement with the SEC for an initial public offering of its common units. Teekay LNG Partners is a Marshall Islands partnership recently formed by us as part of our strategy to expand our operations in the LNG shipping sector. This master limited partnership will provide LNG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of four LNG carriers and five Suezmax class crude oil tankers, primarily consisting of vessels we obtained through our acquisition of Teekay Spain in April 2004. After the offering, we will own approximately an 81 percent interest in the partnership (including our 2% general partner interest). The offering will increase if the underwriters exercise in full their over-allotment option, reducing our ownership to approximately 79 percent.

Item 9. The Offer and Listing

Our common stock is traded on the New York Stock Exchange (or NYSE) under the symbol “TK”. The following table sets forth the high and low closing sales prices for our common stock on the NYSE for each of the periods indicated. (1)

Years Ended         Dec. 31,    Dec. 31,    Dec. 31,    Dec. 31,    Dec. 31,
                      2004        2003        2002        2001        2000
                  ----------- ----------- ----------- ----------- ------------ ---------- ----------- -----------
   High            $54.4500    $28.6750    $20.8500    $26.3050     $25.4375
   Low              27.9500     17.8550     13.1750     12.7450       7.6563

Quarters Ended      Dec. 31,    Sep. 30,    Jun. 30,    Mar. 31,    Dec. 31,    Sep. 30,    Jun. 30,    Mar. 31,
                      2004        2004        2004        2004        2003        2003        2003        2003
                  ----------- ----------- ----------- ----------- ------------ ---------- ----------- -----------
   High            $54.4500    $43.3800    $37.6500    $34.9350     $28.6750    $23.6250   $21.8350    $21.5800
   Low              41.1400     34.5600     29.4100     27.9500     20.9550      20.9750    18.1250     17.8550

Months Ended        Feb. 28,    Jan. 31,    Dec. 31,    Nov. 30,    Oct. 31,    Sep. 30,
                      2005        2005        2004        2004        2004        2004
                  ----------- ----------- ----------- ----------- ------------ ---------- ----------- -----------
   High            $50.0100    $44.3700    $50.3600    $54.4500     $48.9800    $43.3800
   Low              44.9600     40.1200     41.1400     44.7000     43.7100      35.6500
(1)	The Company’s Board of Directors authorized a two-for-one stock split relating to our common stock, which was effected in May 2004 in the form of a 100% stock dividend. All stockholders of record on May 3, 2004 received one additional share of common stock for each share held. The above table gives effect to this stock split retroactively.

Our Premium Equity Participating Security Units due May 18, 2006 (or Equity Units) are traded on the NYSE under the symbol “TK PR”. The following table sets forth the high and low closing sales prices for our Equity Units on the NYSE for each of the periods indicated.

Years Ended          Dec. 31,    Dec. 31,
                       2004      2003 (1)
                   ----------- ----------- ---------- ----------- ----------- ---------- ----------- -----------
   High             $63.3400    $36.1400
   Low               35.2400     24.8600

Quarters Ended       Dec. 31,    Sep. 30,   Jun. 30,    Mar. 31,    Dec. 31,   Sep. 30,    Jun. 30,    Mar. 31,
                       2004        2004       2004        2004        2003       2003        2003      2003 (1)
                   ----------- ----------- ---------- ----------- ----------- ---------- ----------- -----------

   High             $63.3400    $50.3800    $44.6900   $42.9300    $36.1400    $30.4500   $29.5000    $27.1000
   Low               48.1900     41.2500     36.3900    35.2400     28.0500     28.0100    25.4700     24.8600

Months Ended         Feb. 28,    Jan. 31,   Dec. 31,    Nov. 30,    Oct. 31,   Sep. 30,
                       2005        2005       2004        2004        2004       2004
                   ----------- ----------- ---------- ----------- ----------- ---------- ----------- -----------

   High             $57.3300    $51.4000    $58.5600   $63.3400    $57.1500    $50.3800
   Low               52.1900     46.5400     48.1900    51.9600     50.8900     42.3300

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

The rights, preferences and restrictions attaching to each class of our capital stock are described in the section entitled “Description of Capital Stock” of our Rule 424(b) prospectus (File No. 1-12874), filed with the SEC on June 10, 1998, and hereby incorporated by reference into this Annual Report, provided that since the date of such prospectus (1) the par value of our capital stock has been changed to $0.001 per share, (2) our authorized capital stock has been increased to 725,000,000 shares of common stock and 25,000,000 shares of Preferred Stock, (3) we have been domesticated in the Republic of the Marshall Islands and (4) we have adopted a staggered Board of Directors, with directors serving three-year terms.

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

         (b) Agreement, dated January 26, 1998, for a U.S. $200,000,000 Reducing Revolving Credit Facility to be made available to certain wholly-owned subsidiaries of Teekay Shipping Corporation by Den Norske Bank ASA, Christiania Bank og Kreditkasse ASA, New York Branch, and the Bank of Nova Scotia.

         (c) Amended and Restated Reimbursement Agreement dated April 16, 1998 (amended May 1999) relating to a U.S. $74,000,000 Credit facility made available by RABO Australia Limited to Barrington (Australia) Pty Limited, Palmerston (Australia) Pty Limited, VSSI Australia Limited, VSSI Transport Inc. and Alliance Chartering Pty Limited and Nedship Bank (America) N.V. as Guarantor.

         (d) Amended and Restated Guarantee dated April 16, 1998 made by Teekay Shipping Corporation in favor of Nedship Bank (America) N.V. relating to the U.S. $74,000,000 facility granted by RABO Australia Limited and guaranteed by Nedship Bank (America) N.V.

         (e) Agreement, dated March 26, 1999, for the amalgamation of Northwest Maritime Inc., a 100% owned subsidiary of Teekay Shipping Corporation, and Bona Shipholding Ltd.

         (f) Amendment and Restatement Agreement, dated June 11, 1999, relating to a US $500,000,000 Revolving Loan Agreement made available to Bona Shipholding Ltd. by Chase Manhattan plc, Citibank International plc and various other banks.

         (g) Reimbursement Agreement, dated February 16, 2001, between Karratha Spirit Pty Ltd and Nedship Bank (America) N.V.

         (h) Agreement, dated February 16, 2001, for a U.S. $34,000,000 Term Loan Facility to be made available to Karratha Spirit Pty Ltd by RABO Australia Limited.

         (i) Indenture dated June 22, 2001 among Teekay Shipping Corporation and The Bank of New York Trust Company of Florida (formerly U.S. Trust Company of Texas, N.A.) for U.S. $250,000,000 8.875% Senior Notes due 2011.

         (j) Amendment and Restatement Agreement, dated September 14, 2001, relating to a U.S. $500,000,000 Revolving Loan Agreement between Bona Shipholding Ltd., Teekay Shipping Corporation, J.P. Morgan Securities Inc., Citibank International plc and various other banks.

         (k) First Supplemental Indenture dated as of December 6, 2001, among Teekay Shipping Corporation and The Bank of New York Trust Company of Florida, N.A. for U.S. $100,000,000 8.875% Senior Notes due 2011.

         (l) Share Sale and Purchase Agreement by and among Statoil ASA and Statpet AS and Norsk Teekay AS dated December 15, 2002.

         (m) Supplemental Indenture No. 1 between Teekay Shipping Corporation and The Bank of New York, as trustee dated as of February 18, 2003.

         (n) Purchase Contract Agreement between Teekay Shipping Corporation and The Bank of New York, as purchase contract agent dated as of February 18, 2003.

         (o) Pledge Agreement between Teekay Shipping Corporation and The Bank of New York, as collateral agent dated as of February 18, 2003.

         (p) Remarketing Agreement between Teekay Shipping Corporation and Morgan Stanley & Co. Incorporated dated as of February 18, 2003.

         (q) Underwriting Agreement between Teekay Shipping Corporation, Morgan Stanley & Co. Incorporated and Salmon Smith Barney dated as of February 11, 2003.

         (r) Agreement, dated March 10, 2003, for a U.S. $180,000,000 Secured Credit Facility to be made available to Cork Spirit LLC, Donegal Spirit LLC, Limerick Spirit LLC, Shannon Spirit LLC and Galway Spirit LLC by Den Norske Bank ASA, Deutsche Bank AG, DVB Bank AG and Nordea Bank Finland Plc and various other banks.

         (s) Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.

         (t) Share purchase agreement dated March 15, 2004 regarding the acquisition of Naviera F. Tapias S.A. (renamed Teekay Shipping Spain S.L.)

         (u) Agreement, dated September 1, 2004 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC, New York Branch.

         (v) Amendment dated September 30, 2004 to Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.

         (w) Annual Executive Bonus Plan

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

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, The Bahamas. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov or from the SEC public reference room at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Copies of documents can be requested from the SEC public reference rooms for a copying fee.

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

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and most of our operating costs are in U.S. dollars. We incur certain voyage expenses, vessel operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which are Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds, Euro and Norwegian Kroner. During 2004, approximately 33% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

We enter into forward contracts as a hedge against changes in certain foreign exchange rates. As at December 31, 2004, we had the following foreign currency forward contracts:

                                                                                       Expected Maturity Date
(contract amounts in USD'000's)                                                       2005                2006
                                                                             ------------------- -------------------
Norwegian Kroner
   Contract amount                                                                $ 54,046               $5,000
   Average contractual exchange rate                                                  7.33                 7.82
Canadian Dollar
   Contract amount                                                                $ 45,151                    -
   Average contractual exchange rate                                                  1.29                    -

To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract’s change in fair value will be immediately recognized in income.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency denominated liabilities. As at December 31, 2004, we had Euro denominated term loans of 325.8 million Euros ($443.7 million) included in long-term debt, and Norwegian Kroner denominated deferred income taxes of approximately 666.1 million NOK ($110.3 million) included in other long-term liabilities. Our Euro denominated revenues approximate our Euro denominated expenses and Euro denominated loan and interest payments. For this reason we have not entered into any Euro forward contracts.

Interest Rate Risk

We invest our cash and marketable securities in financial instruments with maturities of less than six months within the parameters of our investment policy and guidelines.

We use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. Changes in the fair value of our interest rate swaps are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap change in fair value is immediately recognized in income. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

The table below provides information about our financial instruments at December 31, 2004, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected contractual maturity dates.

                                                               Expected Maturity Date
(in USD'000's                                                                                 There-
except for percentages)            2005        2006        2007        2008        2009       after       Rate (9)
------------------------------ ----------- ----------- ----------- ----------- ----------- ----------- ------------
Long-Term Debt:
  Fixed-Rate Debt                 45,000     149,656          -            -           -     351,530       8.07%
  Average Interest Rate            8.32%       6.09%          -            -           -      8.875%

  Variable Rate Debt
    U.S. Dollar Denominated (1)   63,418      60,472     26,384      273,288     177,751     516,769       3.34%
    Euro Denominated (2)(3)       11,059       9,342     10,023       10,753      11,536     391,025       3.35%

Capital Lease Obligations: (4)
  Fixed-Rate Obligations           7,978     135,313      3,355        3,537       3,709      69,274       7.81%
  Average Interest Rate (5)        7.80%       8.86%      6.13%        6.20%       6.25%       6.01%

Interest Rate Swaps: (6)(4)
  Contract Amount (8)            100,000           -    500,000            -     200,000     734,000       4.21%
  Average Fixed Pay Rate (1)       2.25%           -      2.79%            -       4.24%       5.44%
  Contract Amount                  6,485       7,023      7,606        8,200     140,476     158,494       6.68%
  Average Fixed Pay Rate (1)       6.76%       6.76%      6.76%        6.76%       6.96%       6.41%
  Contract Amount (Euro
    Denominated)(3)                8,340       9,342     10,023       10,753      11,536     391,025       5.90%
  Average Fixed Pay Rate (2)       5.90%       5.90%      5.90%        5.90%       5.90%       5.89%
(1)	Interest payments on U.S. Dollar denominated debt and interest rate swaps are based on LIBOR.

(2)	Interest payments on Euro denominated debt and interest rate swaps are based on EURIBOR.

(3)	Euro denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2004.

(4)	Excludes capital lease obligations of $413.3 million on two of our LNG carriers. Under the terms of these lease obligations, we are required to have on deposit with financial institutions an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligations. Consequently, we are not subject to interest rate risk from these obligations.

(5)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(6)	The average variable receive rate for our interest rates swaps is set monthly at 1-month LIBOR or EURIBOR or semi-annually at the 6-month LIBOR or EURIBOR.

(7)	In February 2005, we entered into an additional $200.0 million of interest rate swap agreements. Please see Item 18 — Financial Statements: Note 21 – Subsequent Events.

(8)	The inception date of the interest rate swaps maturing in 2009 is 2006. The inception dates of the interest rate swaps maturing after 2009 are 2006 ($478.0 million) and 2007 ($256.0 million).

(9)	Rate refers to the weighted-average effective interest rate for our debt, including the margin we pay on our floating-rate debt, as at December 31, 2004 and average fixed pay rate for our swap agreements. The average fixed pay rate on our interest rate swaps excludes the margin we pay on our floating-rate debt.

Commodity Price Risk

We use bunker fuel swap contracts as a hedge to protect against the change in the cost of forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract’s change in fair value is immediately recognized in income. As at December 31, 2004, we were committed to bunker fuel swap contracts totaling 22,650 metric tonnes with a weighted-average price of $158.14 per tonne, which expire between January and December 2005.

Spot Market Rate Risk

We use written forward freight agreements as a hedge to protect against the change in spot market rates earned by some of our vessels. As at December 31, 2004, we were committed to forward freight agreements totaling 4.8 million metric tonnes with a notional principal amount of $40.0 million, which expire between January and December 2005.

The following table sets forth further information on the magnitude of these foreign currency forward contracts, interest rate swap agreements, bunker fuel swap contracts, and forward freight agreements:

                                                Contract               Carrying Amount                  Fair
(in USD'000's)                                   Amount            Asset           Liability            Value
------------------------------------------ ----------------- ---------------- ------------------ ------------------

December 31, 2004
Foreign Currency Forward Contracts             $  104,197       $  16,635       $                    $  16,635
Interest Rate Swap Agreements                   2,304,860                            158,482          (158,482)
Bunker Fuel Swap Contracts                          3,582              98                                   98
Forward Freight Agreements                         39,967                              3,276            (3,276)
Debt (including capital lease obligations)      2,744,545                          2,744,545        (2,801,553)

December 31, 2003
Foreign Currency Forward Contracts             $  146,912       $  20,944       $                    $  20,944
Interest Rate Swap Agreements                     710,000                              9,953            (9,953)
Bunker Fuel Swap Contracts                            696             183                                  183
Forward Freight Agreements                         13,385                              1,178            (1,178)
Debt (including capital lease obligations)      1,636,758                          1,636,758        (1,686,002)

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We conducted an evaluation of our disclosure under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on our evaluation, we concluded that disclosure controls and procedures were effective as of December 31, 2004.

During 2004 there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Teekay have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Item 16A. Audit Committee Financial Expert

The Board has determined that director and Chair of the Audit Committee, Eileen A. Mercier, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

We have adopted Standards for Business Conduct that include a Code of Ethics for all employees and directors. This document is available under “Corporate Governance” in the Investor Centre of our Web site (www.teekay.com). We also intend to disclose any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of our directors and executive officers on our website.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2004 and 2003 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit and other services provided by Ernst & Young LLP for 2004 and 2003.

    Fees                                                                         2004               2003
                                                                           -----------------  ----------------

      Audit Fees (1)                                                           $907,777           $454,780
      Audit-Related Fees (2)                                                    395,176             76,120
      Tax Fees (3)                                                              232,640            329,570
      All Other Fees (4)                                                          1,900              1,605
                                                                           -----------------  ----------------
         Total                                                               $1,537,493           $862,075
                                                                           =================  ================

(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements and review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings.

(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions and divestitures and other attestation services.

(3)	For 2004 and 2003, respectively, tax fees principally included international tax planning fees of $62,455 and $175,290, corporate tax compliance fees of $38,849 and $67,070, and personal and expatriate tax services fees of $131,336 and $87,210.

(4)	All other fees principally include subscription fees to an internet database of accounting information.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2004.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In November 2004, Teekay announced that its Board of Directors had authorized the repurchase of up to 3,000,000 shares of its Common Stock in the open market. By January 31, 2005, we had repurchased the maximum number authorized. The following table shows the monthly stock repurchase activity:

                                                                         Total Number of       Maximum Number of
                                                                       Shares Purchased as      Shares that May
Month of Repurchase                Total Number                         Part of Publically     Yet Be Purchased
                                     of Shares        Average Price      Announced Plans or    Under the Plans or
                                     Purchased       Paid per Share          Program                Program
                                 ----------------- ----------------- ----------------------- --------------------
December 2004...................     1,400,200            $43.73             1,400,200            1,599,800
January 2005....................     1,599,800             42.27             1,599,800                    0
                                 ----------------- ----------------- ----------------------- --------------------
                                     3,000,000            $42.95             3,000,000                    0
                                 ================= ================= ======================= ====================

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and schedule, together with the report of Ernst & Young LLP, Chartered Accountants thereon, are filed as part of this Annual Report:

                                                                                                           Page

Report of Independent Registered Public Accounting Firm...................................................  F-1

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
  2.13  Cash Collateral Account Agreement dated January 29, 1996 between Nassau Spirit Inc. and United States
        Trust Company of New York, as Trustee. (3) (5)
  2.14  Investment Account Agreement dated January 29, 1996 between Teekay Shipping Corporation and United States
        Trust Company of New York, as Trustee. (5)
  2.15  Indenture dated June 22, 2001 among Teekay Shipping Corporation and The Bank of New York Trust Company of
        Florida (formerly U.S. Trust Company of Texas, N.A.). for U.S. $250,000,000 8.875% Senior Notes due 2011.
        (14)
  2.16  First Supplemental Indenture dated as of December 6, 2001, among Teekay Shipping Corporation and The Bank of New York Trust Company of Florida, N.A. for U.S. $100,000,000 8.875% Senior Notes due 2011. (15)
  2.17  Exchange and Registration Rights Agreement dated June 22, 2001 among Teekay Shipping Corporation and
        Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Deutsche Banc Alex.
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
   4.1  1995 Stock Option Plan. (1)
   4.2  Amendment to 1995 Stock Option Plan. (10)
   4.3  Amended 1995 Stock Option Plan. (12)
   4.4  Form of Indemnification Agreement between Teekay and each of its officers and directors. (1)
   4.5  Time Charter, as amended, dated February 1, 1992 between VSSI Appian Inc. and Palm Shipping Inc. (4)
   4.6  Time Charter, as amended, dated August 1, 1992 between Exuma Spirit Inc. and Palm Shipping Inc. (4)
   4.7  Time Charter, as amended, dated May 1, 1992 between Nassau Spirit Inc. and Palm Shipping Inc. (4)
   4.8  Agreement, dated January 26, 1998, for a U.S. $200,000,000 Reducing Revolving Credit Facility to be made available to certain wholly-owned subsidiaries of Teekay Shipping Corporation by Den Norske Bank ASA,
        Christiania Bank og Kreditkasse ASA, New York Branch, and the Bank of Nova Scotia. (7)
   4.9  Agreement, dated March 26, 1999, for the amalgamation of Northwest Maritime Inc., a 100% owned subsidiary of Teekay Shipping Corporation, and Bona Shipholding Ltd. (8)
  4.10  Agreement, dated April 16, 1998, for a U.S. $30,000,000 Term Loan Facility to be made available to VSSI
        Australia Limited by RABO Australia Limited. (9)
  4.11  Agreement, dated December 18, 1997, for a U.S. $44,000,000 Term Loan Facility to be made available to
        Barrington (Australia) Pty Limited and Palmerston (Australia) Pty Limited by RABO Australia Limited. (9)
  4.12  Amended and Restated Reimbursement Agreement, dated April 16, 1998, Among Barrington (Australia) Pty
        Limited, Palmerston (Australia) Pty Limited, VSSI Australia Limited, VSSI Transport Inc. and Alliance
        Chartering Pty Limited and Nedship Bank (America) N.V., The Bank of New York and Landesbank
        Schleswig-Holstein. (9)
  4.13  Amendment No. 1, dated May 1999, to Amended and Restated Reimbursement Agreement dated April 16, 1998 among Barrington (Australia) Pty Limited, Palmerston (Australia) Pty Limited, VSSI Australia Limited, VSSI
        Transport Inc. and Alliance Chartering Pty Limited and Nedship Bank (America) N.V.,
        The Bank of New York and Landesbank Schleswig-Holstein. (9)
  4.14  Amended and Restated Agreement, date June 11, 1999, for a U.S. $500,000,000 Revolving Loan between Bona
        Shipholding Ltd., Chase Manhattan plc, Citibank International plc and various other banks. (9)
  4.15  Amendment and Restatement Agreement, dated June 11, 1999, relating to a U.S. $500,000,000 Revolving Loan
        Agreement between Bona Shipholding Ltd., Chase Manhattan plc, Citibank International plc and various other banks. (9)
  4.16  Rights agreement, dated as of September 8, 2000, between Teekay Shipping Corporation and The Bank of New
        York, as Rights Agent. (11)
  4.17  Reimbursement Agreement, dated January 1, 2000, between Fleet Management Inc. and Teekay Shipping
        Corporation. (12)
  4.18  Reimbursement Agreement, dated February 16, 2001, between Karratha Spirit Pty Ltd and Nedship Bank
        (America) N.V. (13)
  4.19  Agreement, dated February 16, 2001, for a U.S. $34,000,000 Term Loan Facility to be made available to
        Karratha Spirit Pty Ltd by RABO Australia Limited. (13)
  4.20  Amendment and Restatement Agreement, dated September 14, 2001, relating to a U.S. $500,000,000 Revolving
        Loan Agreement between Bona Shipholding Ltd., Teekay Shipping Corporation, J.P. Morgan Securities Inc.,
        Citibank International plc and various other banks. (17)
  4.21  Share Sale and Purchase Agreement by and among Statoil ASA and Statpet AS and Norsk Teekay AS dated
        December 15, 2002. (19)
  4.22  Agreement, dated March 10, 2003, for a U.S. $180,000,000 Secured Credit Facility to be made available to
        Cork Spirit LLC, Donegal Spirit LLC, Limerick Spirit LLC, Shannon Spirit LLC and Galway Spirit LLC by Den
        Norske Bank ASA, Deutsche Bank AG, DVB Bank AG and Nordea Bank Finland Plc and various other banks. (20)
  4.23  Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility between
        Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (21)
  4.24  Share purchase agreement dated March 15, 2004 regarding the acquisition of Naviera F. Tapias S.A. (renamed
        Teekay Shipping Spain S.L.) (22)
  4.25  2003 Equity Incentive Plan. (23)
  4.26  Agreement, dated September 1, 2004 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC
  4.27  Amendment dated September 30, 2004 to Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured
        Reducing Revolving Loan Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.
  4.28  Annual Executive Bonus Plan
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
  15.1  Letter from Ernst & Young LLP, as independent chartered accountants, dated April 7, 2005, regarding audited financial information.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 33-68680), as declared effective by the SEC on November 29, 1993, and hereby incorporated by reference to such Registration Statement.

(3)	A schedule attached to this exhibit identifies all other documents not required to be filed as exhibits because such other documents are substantially identical to this exhibit. The schedule also sets forth material details by which the omitted documents differ from this exhibit.

(4)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-3 (Registration No. 33-65139), filed with the SEC on January 19, 1996, and hereby incorporated by reference to such Registration Statement.

(5)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on June 4, 1996, and hereby incorporated by reference to such Annual Report.

(6)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on June 11, 1997, and hereby incorporated by reference to such Annual Report.

(7)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on May 20, 1998, and hereby incorporated by reference to such Annual Report.

(8)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on June 11, 1999, and hereby incorporated by reference to such Annual Report.

(9)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on March 30, 2000, and hereby incorporated by reference to such Annual Report.

(10)	Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on May 2, 2000, and hereby incorporated by reference to such Report.

(11)	Previously filed as an exhibit to the Company’s Form 8-A (File No.1-12874), filed with the SEC on September 11, 2000, and hereby incorporated by reference to such Annual Report.

(12)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Annual Report.

(13)	Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on May 24, 2001, and hereby incorporated by reference to such Report.

(14)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (Registration No. 333-64928), filed with the SEC on July 11, 2001, and hereby incorporated by reference to such Registration Statement.

(15)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (Registration No. 333-76922), filed with the SEC on January 17, 2002, and hereby incorporated by reference to such Registration Statement.

(16)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4, as Amended (Registration No. 333-76922), filed with the SEC on February 5, 2002, and hereby incorporated by reference to such Registration Statement.

(17)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on March 29, 2002, and hereby incorporated by reference to such Annual Report.

(18)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on February 12, 2003, and hereby incorporated by reference to such Report.

(19)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on April 1, 2003, and hereby incorporated by reference to such Report.

(20)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on May 15, 2003, and hereby incorporated by reference to such Report.

(21)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 14, 2003, and hereby incorporated by reference to such Report.

(22)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on May 14, 2004, and hereby incorporated by reference to such Report.

(23)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-11956), filed with the SEC on October 6, 2004, and hereby incorporated by reference to such Registration Statement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: April 7, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
TEEKAY SHIPPING CORPORATION

We have audited the accompanying consolidated balance sheets of Teekay Shipping Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial schedule listed in the Index: Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Shipping Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Vancouver, Canada, February 18, 2005	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

                                                                Year Ended        Year Ended         Year Ended
                                                               December 31,      December 31,       December 31,
                                                                   2004              2003               2002
                                                                     $                 $                 $
                                                              ---------------- ------------------ -----------------

VOYAGE REVENUES                                                   2,219,238          1,576,095           783,327
------------------------------------------------------------- ---------------- ------------------ -----------------

OPERATING EXPENSES
Voyage expenses                                                     432,395            394,656          239,455
Vessel operating expenses                                           218,489            210,696          168,035
Time-charter hire expense                                           457,180            304,623           49,949
Depreciation and amortization                                       237,498            191,237          149,296
General and administrative                                          130,742             85,147           57,246
Vessel write-downs and (gain) loss on sale
    of vessels (note 19)                                            (79,254)            90,389                -
Restructuring charge (note 15 )                                       1,002              6,383                -
------------------------------------------------------------- ---------------- ------------------ -----------------
Total operating expenses                                          1,398,052          1,283,131          663,981
------------------------------------------------------------- ---------------- ------------------ -----------------
Income from vessel operations                                       821,186            292,964          119,346
------------------------------------------------------------- ---------------- ------------------ -----------------

OTHER ITEMS
Interest expense                                                   (121,518)           (80,999)         (57,974)
Interest income                                                      18,528              3,921            3,494
Equity income from joint ventures                                    13,730              6,970            4,523
Gain (loss) on sale of marketable securities (note 6)                93,175                517           (1,130)
Other - net (note 15)                                               (67,661)           (46,009)         (14,868)
------------------------------------------------------------- ---------------- ------------------ -----------------
Total other items                                                   (63,746)          (115,600)         (65,955)
------------------------------------------------------------- ---------------- ------------------ -----------------

Net income                                                          757,440            177,364           53,391
------------------------------------------------------------- ---------------- ------------------ -----------------

Earnings per common share (note 20)
o Basic                                                               9.14                2.22             0.67
o Diluted                                                             8.63                2.18             0.66

Weighted average number of common shares
o Basic                                                         82,829,336          79,986,746       79,261,994
o Diluted                                                       87,729,037          81,466,294       80,504,792
============================================================= ================ ================== =================

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                                     As at             As at
                                                                                  December 31,      December 31,
                                                                                     2004              2003
                                                                                       $                 $
                                                                               ----------------- ----------------
ASSETS
Current
Cash and cash equivalents (note 9)                                                    427,037           292,284
Restricted cash (note 11)                                                              96,087             2,672
Accounts receivable                                                                   210,089           146,523
Prepaid expenses and other assets                                                      54,717            39,054
Vessels held for sale (note 19)                                                       129,952                 -
------------------------------------------------------------------------------ ----------------- ----------------
Total current assets                                                                  917,882           480,533
------------------------------------------------------------------------------ ----------------- ----------------

Marketable securities (note 6)                                                              -            95,511
Restricted cash (note 11)                                                             352,725                 -

Vessels and equipment (note 9)
At cost, less accumulated depreciation of
     $960,597 (2003 -  $1,034,747)                                                  2,613,379         2,386,642
Vessels under capital leases, at cost, less accumulated
     depreciation of $11,047 (2003 - $438) (note 11)                                  665,331            37,562
Advances on newbuilding contracts (note 17)                                           252,577           150,656
------------------------------------------------------------------------------ ----------------- ----------------
Total vessels and equipment                                                         3,531,287         2,574,860
------------------------------------------------------------------------------ ----------------- ----------------
Net investment in direct financing leases (note 4)                                    109,215            73,073
Investment in joint ventures (note 5)                                                  59,637            54,392
Other assets                                                                           85,893            60,333
Intangible assets - net (note 7)                                                      277,511           118,588
Goodwill (note 7)                                                                     169,590           130,754
------------------------------------------------------------------------------ ----------------- ----------------
Total assets                                                                        5,503,740         3,588,044
============================================================================== ================= ================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable                                                                       61,607            51,817
Accrued liabilities (note 8)                                                          144,415           119,594
Current portion of long-term debt (note 9)                                            119,453           102,062
Current obligation under capital leases (notes 11 and 17)                              88,934             1,159
------------------------------------------------------------------------------ ----------------- ----------------
Total current liabilities                                                             414,409           274,632
------------------------------------------------------------------------------ ----------------- ----------------
Long-term debt (note 9)                                                             1,988,551         1,498,044
Long-term obligation under capital leases (note 11)                                   547,607            35,493
Other long-term liabilities (notes 1 and 10)                                          301,091           112,726
------------------------------------------------------------------------------ ----------------- ----------------
Total liabilities                                                                   3,251,658         1,920,895
------------------------------------------------------------------------------ ----------------- ----------------
Commitments and contingencies (notes 10, 11, 16 and 17)

Minority interest                                                                      14,724            15,322

Stockholders' equity
Capital stock (note 13)                                                               534,938           492,653
Retained earnings                                                                   1,758,552         1,095,650
Accumulated other comprehensive (loss) income                                         (56,132)           63,524
------------------------------------------------------------------------------ ----------------- ----------------
Total stockholders' equity                                                          2,237,358         1,651,827
------------------------------------------------------------------------------ ----------------- ----------------
Total liabilities and stockholders' equity                                          5,503,740         3,588,044
============================================================================== ================= ================

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                   Year Ended       Year Ended       Year Ended
                                                                  December 31,     December 31,     December 31,
                                                                      2004             2003             2002
                                                                        $                $               $
                                                                ---------------- ---------------- ---------------
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES                                                  757,440          177,364           53,391
Net income
Non-cash items:
    Depreciation and amortization                                     237,498          191,237          149,296
    (Gain) loss on sale of vessels                                    (79,254)          (1,188)               -
    Gain on sale of marketable securities                             (93,175)            (517)           1,130
    Loss on write-down of vessels                                           -           91,577                -
   Loss on write-down of marketable securities                              -            4,910                -
    Loss on repurchase of bonds (note 15)                                 769            5,385                -
    Equity income (net of dividends received:
      December 31, 2004 - $12,576;
      December 31, 2003 - $7,420;
      December 31, 2002 - $1,748)                                      (1,154)             450           (2,775)
    Income taxes (note 15)                                             35,048           36,501           11,413
    Other - net                                                        16,971           (3,191)          (5,049)
Change in non-cash working capital items related to
  operating activities (note 18)                                      (26,550)          (4,256)           7,038
Expenditures for drydocking                                           (32,889)         (42,697)         (34,913)
--------------------------------------------------------------- ---------------- ---------------- ---------------

Net operating cash flow                                               814,704          455,575          179,531
--------------------------------------------------------------- ---------------- ---------------- ---------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                        1,631,181        1,993,270          255,185
Capitalized loan costs                                                 (9,960)         (12,442)               -
Scheduled repayments of long-term debt                               (150,314)         (62,240)         (51,830)
Prepayments of long-term debt                                      (1,731,223)      (1,466,815)          (8,000)
Repayments of capital lease obligations                               (66,109)            (345)               -
Decrease (increase) in restricted cash                                  8,342            6,113             (952)
Issuance of Common Stock upon exercise of stock options                51,279           25,015            4,221
Repurchase of Common Stock                                            (61,237)               -           (1,547)
Cash dividends paid                                                   (42,362)         (35,719)         (34,073)
--------------------------------------------------------------- ---------------- ---------------- ---------------

Net financing cash flow                                              (370,403)         446,837          163,004
--------------------------------------------------------------- ---------------- ---------------- ---------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                               (548,587)        (372,433)        (135,650)
Proceeds from sale of vessels and equipment                           440,556          242,111                -
Proceeds from sale of marketable securities                           135,357            9,642            6,675
Purchase of marketable securities                                           -          (37,291)               -
Purchase of Teekay Shipping Spain S.L.,
   net of cash acquired of $11,191 (note 3)                          (286,993)               -                -
Purchase of Navion AS (note 4)                                              -         (704,734)         (76,000)
Purchase of intangible assets                                               -           (7,250)               -
Decrease (increase) in investment in joint ventures                    (4,369)          25,500          (26,000)
Purchase of PetroTrans Holdings Ltd. (note 5)                            (357)         (25,050)               -
Net investment in direct financing leases (note 4)                    (43,892)         (20,322)               -
Other                                                                  (1,263)          (4,926)          (1,885)
--------------------------------------------------------------- ---------------- ---------------- ---------------

Net investing cash flow                                              (309,548)        (894,753)        (232,860)
--------------------------------------------------------------- ---------------- ---------------- ---------------

Increase in cash and cash equivalents                                 134,753            7,659          109,675
Cash and cash equivalents, beginning of the period                    292,284          284,625          174,950
--------------------------------------------------------------- ---------------- ---------------- ---------------

Cash and cash equivalents, end of the period                          427,037          292,284          284,625
=============================================================== ================ ================ ===============

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
                                       Shares       Stock     Earnings    Income (Loss)     Income        Equity
                                          #            $           $              $            $              $
----------------------------------- ------------- ---------- ------------ --------------- ----------- --------------

Balance as at December 31, 2001         79,100     467,341      935,660       (4,801)                   1,398,200
----------------------------------- ------------- ---------- ------------ --------------- ----------- --------------

Net income                                                       53,391                      53,391        53,391
Other comprehensive income:
  Unrealized loss on marketable
    securities                                                                  (239)          (239)         (239)
  Reclassification adjustment for
    loss on marketable securities
    included in net income                                                       737            737           737
Unrealized gain on derivative instruments
    (note 16)                                                                  3,023          3,023         3,023
Reclassification adjustment for gain on
    derivative instruments (note 16)                                          (1,815)        (1,815)       (1,815)
                                                                                          -----------
Comprehensive income                                                                         55,097
                                                                                          -----------

Dividends declared                                              (34,079)                                  (34,079)
Reinvested dividends                         2           6                                                      6
Exercise of stock options                  380       4,221                                                  4,221
Repurchase of Common Stock                 (98)       (580)        (967)                                   (1,547)
----------------------------------- ------------- ---------- ------------ --------------- ----------- --------------

Balance as at December 31, 2002         79,384     470,988      954,005      (3,095)                    1,421,898
----------------------------------- ------------- ---------- ------------ --------------- ----------- --------------

Net income                                                      177,364                     177,364       177,364
Other comprehensive income:
  Unrealized gain on marketable
    securities                                                               53,540          53,540        53,540
  Reclassification adjustment for
    loss on marketable securities
    included in net income                                                    4,899           4,899         4,899
  Unrealized gain on derivative
    instruments (note 16)                                                     8,639           8,639         8,639
  Reclassification adjustment for
    gain on derivative instruments
    (note 16)                                                                  (459)           (459)         (459)
                                                                                          -----------
Comprehensive income                                                                        243,983
                                                                                          -----------
Dividends declared                                              (35,719)                                  (35,719)
Reinvested dividends                         2           3                                                      3
Exercise of stock options                1,764      25,015                                                 25,015
7.25% Premium Equity Participating Security
    Units contract adjustment fee                   (4,803)                                                (4,803)
Issuance of Common Stock (note 13)          72       1,450                                                  1,450
----------------------------------- ------------- ---------- ------------ --------------- ----------- --------------

Balance as at December 31, 2003         81,222     492,653    1,095,650      63,524                     1,651,827
----------------------------------- ------------- ---------- ------------ --------------- ----------- --------------

Net income                                                      757,440                     757,440       757,440
Other comprehensive income:
  Unrealized gain on marketable
    securities                                                               39,369          39,369        39,369
  Reclassification adjustment for
    gain on marketable securities
    included in net income                                                  (92,539)        (92,539)      (92,539)
  Unrealized loss on derivative instruments
   (note 16)                                                                (94,822)        (94,822)      (94,822)
  Reclassification adjustment for loss on
    derivative instruments (note 16)                                         28,336          28,336        28,336
                                                                                          -----------
Comprehensive income                                                                        637,784
                                                                                          -----------
Dividends declared                                             (42,366)                                  (42,366)
Reinvested dividends                        1            3                                                      3
100% Stock dividend                                     41          (41)                                        -
Exercise of stock options               3,125       51,280                                                 51,280
Issuance of Common Stock (note 13)          3           67                                                     67
Repurchase of Common Stock (note 13)   (1,400)      (9,106)     (52,131)                                  (61,237)
----------------------------------- ------------- ---------- ------------ --------------- ----------- --------------

Balance as at December 31, 2004        82,951      534,938     1,758,552    (56,132)                    2,237,358
----------------------------------- ------------- ---------- ------------ --------------- ----------- --------------

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

Reporting currency

The consolidated financial statements are stated in U.S. Dollars because the Company operates in international shipping markets, the Company’s primary economic environment, which typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

Operating revenues and expenses

The Company recognizes revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is off-hire. All voyage revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages, and voyages servicing contracts of affreightment (“COAs”) whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing voyage revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Shuttle tanker voyages servicing COAs with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Estimated losses on voyages are provided for in full at the time such losses become evident. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses are recognized ratably over the duration of the voyage, and vessel operating expenses are recognized when incurred.

Cash and cash equivalents

The Company classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

Cash interest paid during the years ended December 31, 2004, 2003 and 2002 totaled $130.1 million, $81.9 million and $65.3 million, respectively.

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

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessel purchases to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for crude oil tankers and 35 years for liquefied natural gas (“LNG”) carriers from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for 25 years or 35 years, respectively. Depreciation of vessels and equipment for the years ended December 31, 2004, 2003 and 2002 aggregated $189.4 million, $152.4 million and $127.5 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and vessels accounted for as capital leases. (see Note 19).

Interest costs capitalized to vessels and equipment for the years ended December 31, 2004, 2003 and 2002 aggregated $9.9 million, $8.5 million and $6.0 million, respectively.

Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining estimated useful life of the vessel. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of sale-leaseback is less than its book value. In such case, the Company would recognize a loss in the amount by which book value exceeds fair value.

Generally, the Company drydocks each vessel every two and a half to five years. In addition, a shipping society classification intermediate survey is performed on the Company’s LNG carriers between the second and third year of the five-year drydocking period. The Company capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company expenses costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2004, 2003 and 2002 aggregated $23.5 million, $26.4 million and $21.8 million, respectively.

The Company reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate over their remaining useful lives. If vessels and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair market value (see Note 19).

Direct financing leases

The Company assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (“VOC Equipment”) during loading, transportation and storage of oil and oil products. Leasing of the VOC Equipment is accounted for as a direct financing lease, with lease payments received being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

Investment in joint ventures

The Company has a 50% participating interest in eight joint venture companies (2003 — five). Five of these joint ventures each own one shuttle tanker. One of the joint ventures, which was formed on April 30, 2004, will pursue new business in the oil and gas shipping sectors that relate only to the Spanish market or are led by Spanish entities or entities controlled by a Spanish company (see Note 3). One joint venture has a first right of refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007 (see Note 4). One joint venture is a lightering company acquired on September 30, 2003 (see Note 5). The joint ventures are accounted for using the equity method, whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings.

Investment in the Panamax OBO Pool

All Panamax oil/bulk/ore carriers (“OBOs”) owned by the Company were operated through a pool that was managed by the Company until its termination in 2003, when the Company sold all of its OBO carriers. The participants in the pool were the companies contributing vessel capacity to it. The voyage revenues and expenses of these vessels have been included on a 100% basis in the consolidated financial statements. The minority pool participants’ share of the results has been deducted as time charter hire expense prior to termination of the pool.

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

Derivative instruments

The Company utilizes derivative financial instruments to reduce risk from foreign currency fluctuations, changes in interest rates, changes in spot market rates for vessels and changes in bunker fuel prices and does not use them for trading purposes. Statement of Financial Accounting Standards No. 133 (“SFAS 133”) “Accounting for Derivative Instruments and Hedging Activities,” which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivatives instruments and hedging activities.

Derivative instruments are recorded as other assets or other long-term liabilities, measured at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in income (see Note 16).

Goodwill and intangible assets

Goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. Intangible assets with finite lives are amortized over their useful lives.

The Company’s intangible assets consist primarily of time charter contracts acquired as part of the purchase of Teekay Shipping Spain S.L (“Teekay Spain”) and COAs acquired as part of the purchase of Navion AS (“Navion”). The time charter contracts are being amortized on a straight line basis over the life of the contracts. The COAs are being amortized over the life of the COAs, with the amount amortized each year being weighted based on the projected revenue to be earned from the COAs.

Income taxes

The legal jurisdictions in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company’s Australian shipowning subsidiaries, its Canadian subsidiary Teekay Canadian Tankers Ltd., its Norwegian subsidiaries UNS and Navion and its Spanish subsidiary Teekay Spain are subject to income taxes (see Note 15). Included in other long-term liabilities are deferred income taxes of $121.4 million at December 31, 2004, $78.2 million at December 31, 2002, and $43.7 million at December 31, 2002. The Company accounts for such taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.”

Accounting for Stock-Based Compensation

Under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates (see also “Recent Accounting Pronouncements” below). The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense is recognized under APB 25.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (see Note 13).

                                                               Year Ended           Year Ended         Year Ended
                                                              December 31,         December 31,       December 31,
                                                                  2004                 2003               2002
                                                                    $                   $                   $
                                                        -------------------- ------------------- ------------------
     Net income - as reported...........................        757,440              177,364              53,391
     Less: Total stock-based compensation expense.......          8,996                8,243               7,538
                                                        -------------------- ------------------- ------------------
     Net income - pro forma.............................        748,444              169,121              45,853
                                                        ==================== =================== ==================

     Basic earnings per common share:
     As reported........................................           9.14                 2.22                0.67
     Pro forma..........................................           9.04                 2.11                0.58

     Diluted earnings per common share:
     As reported........................................           8.63                 2.18                0.66
     Pro forma..........................................           8.53                 2.08                0.57
For the purpose of the above pro forma calculations, the fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: risk-free average interest rates of 2.7% for the year ended December 31, 2004; 2.8% for the year ended December 31, 2003 and 4.7% for the year ended December 31, 2002, respectively; dividend yield of 3.0%; expected volatility of 30%; and expected lives of five years.

Comprehensive income

The Company follows Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” which establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123(R) (“SFAS 123(R)”), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an acceptable alternative.

SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 125(R) on July 1, 2005.

SFAS 123(R) permits public companies to adopt its requirements using one of the following two methods:

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date based on (a) the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date; or

2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt SFAS 123(R) using the modified-prospective method.

The adoption of SFAS 123(R)‘s fair value method will have a significant impact on our result of operations, although it will have not impact on our overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS (R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in the above table.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

2.	Segment Reporting

The Company is engaged in the international marine transportation of crude oil, clean petroleum products and LNG through the operation of its tankers and LNG carriers. All of the Company’s revenues are earned in international markets.

One customer, an international oil company, accounted for 17% ($373.7 million) of the Company’s consolidated voyage revenues during the year ended December 31, 2004. One customer, an international oil company, accounted for 15% ($239.5 million) of the Company’s consolidated voyage revenues during the year ended December 31, 2003. No customer accounted for more than 10% of the Company’s consolidated voyage revenues during the year ended December 31, 2002. No other customer accounted for more than 10% of the Company’s consolidated voyage revenues during the fiscal periods presented herein.

The Company has three reportable segments: its spot tanker segment, its fixed-rate tanker segment, and its fixed-rate LNG segment. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or on short-term fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. The Company’s fixed-rate tanker segment consists of shuttle tankers, floating storage and offtake vessels, liquid petroleum gas carriers and conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts or contracts of affreightment. The Company’s fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time-charter contracts. The Company had no LNG operations prior to the acquisition of Teekay Spain on April 30, 2004 (see Note 3). Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the years ended December 31, 2004, 2003 and 2002.

     ---------------------------------------------------- ------------- -------------- --------------- -------------
                                                              Spot       Fixed-Rate      Fixed-Rate
                                                             Tanker        Tanker           LNG
     Year ended December 31, 2004                           Segment       Segment          Segment        Total
                                                               $              $              $              $
     ---------------------------------------------------- ------------- -------------- --------------- -------------

     Voyage revenues - external.......................... 1,450,791        725,061        43,386       2,219,238
     Voyage expenses....................................    355,116         77,058           221         432,395
     Vessel operating expenses..........................     93,394        117,586         7,509         218,489
     Time-charter hire expense..........................    263,122        194,058             -         457,180
     Depreciation and amortization......................     95,570        129,074        12,854         237,498
     General and administrative (1) ....................     70,371         56,431         3,940         130,742
     Vessel write-downs/(gain) loss on sale of vessels..    (72,101)        (7,153)            -         (79,254)
     Restructuring charge...............................      1,002              -             -           1,002
                                                          ------------- -------------- --------------- -------------
     Income from vessel operations......................    644,317        158,007        18,862         821,186
                                                          ============= ============== =============== =============

     Voyage revenues - intersegment.....................          -          4,607             -           4,607
     Equity income......................................      7,040          6,690             -          13,730
     Investments in joint ventures at December 31, 2004.     29,034         30,603             -          59,637
     Total assets at December 31, 2004..................  1,119,302      2,080,855     1,517,027       4,717,184
     Expenditures for vessels and equipment (2) ........    214,572        191,085       142,930         548,587

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

     ---------------------------------------------------- ------------- -------------- --------------- -------------
                                                              Spot       Fixed-Rate      Fixed-Rate
                                                             Tanker        Tanker           LNG
     Year ended December 31, 2003                           Segment        Segment        Segment         Total
                                                               $              $              $              $
     ---------------------------------------------------- ------------- -------------- --------------- -------------

     Voyage revenues - external.........................   1,081,974       494,121              -      1,576,095
     Voyage expenses....................................     342,928        51,728              -        394,656
     Vessel operating expenses..........................     126,261        84,435              -        210,696
     Time-charter hire expense..........................     168,344       136,279              -        304,623
     Depreciation and amortization......................     106,374        84,863              -        191,237
     General and administrative (1) ....................      53,338        31,809              -         85,147
     Vessel write-downs/(gain) loss on sale of vessels..      90,326            63              -         90,389
     Restructuring charge...............................       4,382         2,001              -          6,383
                                                          ------------- -------------- --------------- -------------
     Income from vessel operations......................     190,021       102,943              -        292,964
                                                          ============= ============== =============== =============

     Voyage revenues - intersegment.....................           -         8,499              -          8,499
     Equity income......................................       1,441         5,529              -          6,970
     Investments in joint ventures at December 31, 2003.      26,345        28,047              -         54,392
     Total assets at December 31, 2003..................   1,144,087     1,798,617              -      2,942,704
     Expenditures for vessels and equipment (2) ........      28,684       343,749              -        372,433

     ---------------------------------------------------- ------------- -------------- --------------- -------------
                                                              Spot       Fixed-Rate      Fixed-Rate
                                                             Tanker        Tanker           LNG
     Year ended December 31, 2002                           Segment        Segment        Segment         Total
                                                               $              $              $              $
     ---------------------------------------------------- ------------- -------------- --------------- -------------

     Voyage revenues - external.........................     632,281       151,046              -        783,327
     Voyage expenses....................................     234,376         5,079              -        239,455
     Vessel operating expenses..........................     127,953        40,082              -        168,035
     Time-charter hire expense..........................      49,949             -              -         49,949
     Depreciation and amortization......................     105,407        43,889              -        149,296
     General and administrative (1) ....................      47,188        10,058              -         57,246
                                                          ------------- -------------- --------------- -------------
     Income from vessel operations......................      67,408        51,938              -        119,346
                                                          ============= ============== =============== =============

     Voyage revenues - intersegment.....................           -             -              -              -
     Equity income (loss)...............................       (711)         5,234              -          4,523
     Investments in joint ventures at December 31, 2002.           -        56,354              -         56,354
     Total assets at December 31, 2002..................   1,424,863       785,227              -      2,210,090
     Expenditures for vessels and equipment.............      90,966        44,684              -        135,650
(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Excludes vessels purchased as part of the Company’s acquisition of Teekay Spain in April 2004, and Navion AS in April 2003.

A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:

                                                                                   December 31,       December 31,
                                                                                      2004               2003
                                                                                        $                  $
                                                                               ------------------ ------------------

      Total assets of all segments..........................................        4,717,184          2,942,704
      Cash, restricted cash and marketable securities........................         428,437            390,467
      Accounts receivable and other assets...................................         358,119            254,873
                                                                               ------------------ ------------------
         Consolidated total assets...........................................       5,503,740          3,588,044
                                                                               ================== ==================

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

3.	Acquisition of Teekay Shipping Spain S.L.

On April 30, 2004, the Company acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries and renamed it Teekay Shipping Spain, S.L. Teekay Spain engages in the marine transportation of crude oil and LNG. The Company acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. Management believes the acquisition of the Teekay Spain business has provided the Company with a strategic platform from which to expand its presence in the liquefied natural gas (“LNG”) shipping sector and immediate access to reputable LNG operations. The Company anticipates this will benefit it when bidding on future LNG projects. These benefits contributed to the recognition of goodwill. In the transaction, Teekay also entered into an agreement with an entity controlled by the former controlling shareholder of Teekay Spain to establish a 50/50 joint venture that will pursue new business in the oil and gas shipping sectors that relate only to the Spanish market or are led by Spanish entities or entities controlled by a Spanish company. Teekay Spain’s results of operations have been consolidated with the Company’s results commencing May 1, 2004.

As at December 31, 2004, the Company’s LNG fleet consisted of four LNG vessels. All four vessels were contracted under long-term, fixed-rate time charters to major Spanish energy companies. As at December 31, 2004, Teekay Spain’s conventional crude oil tanker fleet consisted of five Suezmax tankers and two newbuildings scheduled for delivery in 2005. Four Suezmax tankers and one newbuilding are contracted under long-term, fixed-rate time charters with a major Spanish oil company.

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 30, 2004, the date of the Teekay Spain acquisition.

                                                                                                         As at
                                                                                                    April 30, 2004
                                                                                                           $
                                                                                                   ------------------

     ASSETS
     Cash, cash equivalents and short-term restricted cash                                                 85,092
     Other current assets                                                                                   7,415
     Vessels and equipment                                                                                821,939
     Restricted cash – long term                                                                          311,664
     Other assets – long-term                                                                              15,355
     Intangible assets subject to amortization:
        Time-charter contracts (weighted average remaining useful life of
        19.2 years)                                                                                       183,052
     Goodwill ($3.6 million fixed-rate tanker segment and $35.7 million
        fixed-rate LNG segment)                                                                            39,279
     ----------------------------------------------------------------------------- --------------- ------------------
     Total assets acquired                                                                              1,463,796
     ============================================================================= =============== ==================
     LIABILITIES
     Current liabilities                                                                                   98,428
     Long-term debt                                                                                       668,733
     Obligations under capital leases                                                                     311,011
     Other long-term liabilities                                                                           87,439
     ----------------------------------------------------------------------------- --------------- ------------------
     Total liabilities assumed                                                                          1,165,611
     ============================================================================= =============== ==================
     Net assets acquired (cash consideration)                                                             298,185
     ============================================================================= =============== ==================
(1)	The following table shows comparative summarized consolidated pro forma financial information for the Company for the years ended December 31, 2004 and 2003, giving effect to the acquisition of 100% of the outstanding shares in Teekay Spain as if it had taken place on January 1 of each of the periods presented:

                                                                                         Pro Forma
                                                                                  Year Ended December 31,
                                                                               2004                    2003
                                                                            (unaudited)            (unaudited)
                                                                                 $                      $
                                                                       ---------------------- -----------------------

     Voyage revenues..................................................     2,259,956                1,662,804
     Net income (1)...................................................       769,240                  104,820
     Earnings per share
     - Basic..........................................................          9.29                     1.31
     - Diluted........................................................          8.77                     1.29
(1)	The results of Teekay Spain for the four months ended April 30, 2004 and the year ended December 31, 2003 included foreign exchange gains of $18.0 million and foreign exchange losses of $71.5 million, respectively. Substantially all of these foreign exchange gains and losses were unrealized.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

4.	Acquisition of Navion AS

In April 2003, Teekay completed its acquisition of 100% of the issued and outstanding shares of Navion AS for approximately $774.2 million in cash, including transaction costs of approximately $7.0 million. The Company made a deposit of $76.0 million towards the purchase price on December 16, 2002. The remaining portion of the purchase price was paid on closing. The Company funded its acquisition of Navion by borrowing under a $500 million 364-day credit facility (subsequently replaced by a $550 million revolving credit facility), together with available cash and borrowings under other existing revolving credit facilities. Navion’s results of operation have been consolidated with Teekay’s results commencing April 1, 2003.

Navion, based in Stavanger, Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of December 31, 2004, consisted of eight owned and 12 chartered-in vessels (excluding six vessels chartered-in from the Company’s shuttle tanker subsidiary Ugland Nordic Shipping AS (“UNS”), and other subsidiaries of the Company), provides logistical services to the Norwegian state-owned oil company, Statoil ASA, and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Subsequent to the acquisition, the operations of UNS and the shuttle tanker operations of Navion were combined into one business unit, Teekay Navion Shuttle Tankers. The projected benefits resulting from the combined operations as well as possible growth opportunities in the North Sea and elsewhere in the world resulted in the recognition of goodwill. Navion’s modern, chartered-in, conventional tanker fleet, which as of December 31, 2004, consisted of 12 crude oil tankers and 15 product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and offtake vessels currently trading as conventional crude oil tankers in the Atlantic region, one chartered-in methanol carrier and one liquid petroleum gas (“LPG”) carrier on long-term charter to Statoil. Through Navion Chartering AS, an entity owned jointly with Statoil, Navion has a first right of refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. In addition to tanker operations, Navion also constructs, installs, operates and leases equipment that reduces volatile organic compound emissions during loading, transportation and storage of oil and oil products.

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 1, 2003, the date of the Navion acquisition.

          ASSETS
          Current assets                                                                                  64,457
          Vessels and equipment                                                                          543,003
          Net investment in direct financing leases                                                       45,558
          Other assets – long-term                                                                         3,835
          Intangible assets subject to amortization:
             Contracts of affreightment (15-year sum-of-years declining balance)                         117,000
          Goodwill (fixed-rate tanker segment)                                                            40,033
     ---------------------------------------------------------------------------------------------- -----------------
          Total assets acquired                                                                          813,886
     ============================================================================================== =================
          LIABILITIES
          Current liabilities                                                                             36,270
          Other long-term liabilities                                                                      3,463
     ---------------------------------------------------------------------------------------------- -----------------
          Total liabilities assumed                                                                       39,733
     ============================================================================================== =================
          Net assets acquired (cash consideration)                                                       774,153
     ============================================================================================== =================
The following table shows comparative summarized consolidated pro forma financial information for the Company for the year ended December 31, 2003, giving effect to the acquisition of 100% of the outstanding shares in Navion as if the acquisition had taken place on January 1 of each of the years presented:

                                                                                                 Pro Forma
                                                                                         Year Ended December 31,
                                                                                         2003              2002
                                                                                      (unaudited)      (unaudited)
                                                                                           $                $
                                                                                 ---------------- -----------------
          Voyage revenues........................................................     1,804,528        1,453,650
          Net income.............................................................       223,403           69,401
          Net income per common share
            -   Basic ...........................................................          2.79             0.88
            -   Diluted..........................................................          2.74             0.86

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

5.	Acquisition of 50% of PetroTrans Holdings Ltd.

On September 30, 2003, Teekay acquired 50% of the issued and outstanding shares of PetroTrans Holdings Ltd., the parent company of Skaugen PetroTrans Inc. (“SPT”). The acquisition was completed for approximately $25 million in cash, and an “earn-out element” to be calculated based on the financial performance of SPT over the five year period following the transaction. During 2004, the Company paid $0.4 million in earn out payments. The Company funded this acquisition with available cash.

SPT is a lightering company operating out of Houston, Texas. Lightering is the process of ship-to-ship transfer of oil cargo, which is required when vessels transporting oil are too large to enter ports that are not deep enough, or have narrow entrances or small berths. The lightering process consists of maneuvering a smaller tanker (the “service vessel”) alongside the larger tanker, typically with both vessels underway. Once the oil cargo is transferred to the service vessel, the service vessel transports the oil cargo to the port.

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

                                                                                     Gross           Approximate
                                                                                  Unrealized         Market and
                                                                   Cost              Gains         Carrying Values
                                                                    $                  $                  $
                                                             ----------------- ------------------ ------------------
     December 31, 2003
     Available-for-sale equity securities..................        42,180           53,331                95,511
                                                             ================= ================== ==================
Marketable securities at December 31, 2003 represent 5,812,000 shares in A/S Dampskibsselskabet Torm (“Torm”) and 351,221 shares in Nordic American Tanker Shipping Ltd.

During the year ended December 31, 2004, the Company sold its investment in marketable securities for proceeds of $135.4 million, which resulted in a gain on sale of marketable securities of $93.2 million.

7.	Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2004 for the Company’s reporting segments, are as follows:

                                                          Fixed-         Fixed-
                                             Spot          Rate           Rate
                                            Tanker        Tanker           LNG
                                            Segment       Segment        Segment         Other          Total
                                                $             $              $              $              $
                                        -------------- -------------- -------------- -------------- --------------
      Balance as of January 1, 2004....         -          128,575              -         2,179         130,754
      Goodwill acquired................         -            3,648         35,631           137          39,416
      Goodwill impairment .............         -                -              -          (580)           (580)
                                        -------------- -------------- -------------- -------------- --------------
      Balance as of December 31, 2004..         -          132,223         35,631         1,736         169,590
                                        ============== ============== ============== ============== ==============
As at December 31, 2004 intangible assets consisted of:

                                           Weighted-Average      Gross Carrying     Accumulated       Net Carrying
                                         Amortization Period         Amount        Amortization          Amount
                                               (years)                 $                 $                 $
                                        ---------------------- ------------------ ---------------- -------------------
      Contracts of affreightment.......         10.2                 124,250           (30,880)           93,370
      Time-charter contracts...........         19.2                 182,552            (4,095)          178,457
      Intellectual property............          7.0                   7,701            (2,017)            5,684
                                        ---------------------- ------------------ ---------------- -------------------
                                                15.4                 314,503           (36,992)          277,511
                                        ====================== ================== ================ ===================
Aggregate amortization expense of intangible assets for the year ended December 31, 2004 was approximately $25.7 million ($13.4 million – 2003). Amortization of intangible assets for the five fiscal years subsequent to December 31, 2004 is expected to be $25.2 million (2005), $22.3 million (2006), $21.3 million (2007), $20.3 million (2008), and $19.3 million (2009).

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

8.	Accrued Liabilities

                                                                                   December 31,      December 31,
                                                                                       2004              2003
                                                                                         $                $
                                                                                  ---------------- -----------------

     Voyage and vessel........................................................          79,566           63,362
     Interest.................................................................          21,137           26,351
     Payroll and benefits.....................................................          43,712           29,881
                                                                                  ---------------- -----------------
                                                                                       144,415          119,594
                                                                                  ================ =================
9.	Long-Term Debt

                                                                                   December 31,      December 31,
                                                                                       2004              2003
                                                                                         $                $
                                                                                  ---------------- -----------------

     Revolving Credit Facilities..............................................         530,000          430,000
     First Preferred Ship Mortgage Notes (8.32%) due through 2006.............          50,906          109,314
     Premium Equity Participating Security Units (7.25%) due May 18, 2006 ....         143,750          143,750
     Senior Notes (8.875%) due July 15, 2011 .................................         351,530          351,765
     USD denominated Term Loans due through 2022 .............................         588,080          565,277
     Euro denominated Term Loans due through 2023 ............................         443,738                -
                                                                                  ---------------- -----------------
                                                                                     2,108,004        1,600,106
     Less current portion.....................................................         119,453          102,062
                                                                                  ---------------- -----------------
                                                                                     1,988,551        1,498,044
                                                                                  ================ =================
As of December 31, 2004, the Company had eight long-term revolving credit facilities (the “Revolvers”) available, which, as at such date, provided for borrowings of up to $1,361.2 million, of which $831.2 million was undrawn. Interest payments are based on LIBOR (December 31, 2004: 2.6%; December 31, 2003: 1.2%) plus a margin depending on the financial leverage of the Company; at December 31, 2004, the margins ranged between 0.60% and 0.93% (2003 – 0.50% and 1.25%). The total amount available under the Revolvers reduces by $142.2 million (2005), $165.2 million (2006), $130.1 million (2007), $444.3 million (2008), $39.4 million (2009) and $440.0 million (thereafter). All of the Revolvers are collateralized by first priority mortgages granted on 52 of the Company’s vessels, together with other related collateral, and include a guarantee from Teekay for all amounts outstanding under the Revolvers.

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2006 (the “8.32% Notes”) are collateralized by first preferred mortgages on three of the Company’s Aframax tankers, together with certain other related collateral, and are guaranteed by the three subsidiaries of Teekay that own the mortgaged vessels (the “8.32% Notes Guarantor Subsidiaries”) to a maximum of 95% of the fair value of their net assets. As at December 31, 2004, the fair value of these net assets approximated $117.4 million. The 8.32% Notes are also subject to a sinking fund, which retires $45.0 million principal amount on each February 1, commencing 2004. During 2004, the Company repurchased and cancelled a principal amount of $13.4 million of the 8.32% Notes. Condensed financial information regarding Teekay, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of Teekay is set out in Schedule A of these consolidated financial statements.

The 7.25% Premium Equity Participating Security Units due May 18, 2006 (the “Equity Units”) are unsecured and subordinated to all of the Company’s senior debt. The Equity Units are not guaranteed by any of the Company’s subsidiaries and effectively rank behind all existing and future secured debt. Each Equity Unit includes (a) a forward contract that requires the holder to purchase for $25 a specified fraction of a share of the Company’s Common Stock on February 16, 2006 and (b) a $25 principal amount, subordinated note due May 18, 2006. The forward contracts provide for contract adjustment payments of 1.25% annually and the notes bear interest at 6.0% annually. Upon settlement on February 16, 2006 of the 5.75 million forward contracts included in the Equity Units, the Company will issue between 6,534,300 and 7,982,150 shares of its Common Stock (depending on the average closing price of the Common Stock for the 20-trading day period ending on the third trading day prior to February 16, 2006).

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

The 8.875% Senior Notes due July 15, 2011 (the “8.875% Notes”) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries.

The Company has several term loans outstanding, which, as at December 31, 2004, totaled $588.1 million (USD denominated) and 325.8 million Euros ($443.7 million). As part of certain capital leases, the Company has two long-term time-charter contracts that are denominated in Euros, the funds from which will be used to repay the associated Euro denominated term loans. Interest payments on the U.S. Dollar denominated term loans are based on LIBOR (December 31, 2004: 2.6%; December 31, 2003: 1.2%) plus a margin. Interest payments on the EURO denominated term loans are based on EURIBOR (December 31, 2004: 2.1%) plus a margin. At December 31, 2004, the margins ranged between 0.50% and 1.3%. The term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay. Certain term loans of UNS totaling $16.8 million and certain term loans of Teekay Spain totaling $787.1 million are not guaranteed by Teekay.

The weighted average effective interest rate on the Company’s long term debt as at December 31, 2004 was 4.6% (December 31, 2003 – 4.5%). These rates do not reflect the effect of our interest rate swaps. (see Note 16)

Pursuant to long-term debt agreements, the amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of December 31, 2004, to $892.8 million. Certain loan agreements require that a minimum level of free cash be maintained. As at December 31, 2004, this amount was $100.0 million. Certain of the loan agreements also require that a minimum level of free liquidity and undrawn revolving credit lines (excluding undrawn revolving credit lines with less than 6 months to maturity) be maintained. As at December 31, 2004, this amount was $205.8 million.

The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to December 31, 2004 are $119.5 million (2005), $219.5 million (2006), $36.4 million (2007), $284.0 million (2008), $189.3 million (2009) and $1,259.3 million (thereafter).

10.	Operating Leases

Charters-out

Time charters and bareboat charters of the Company’s vessels to third parties are accounted for as operating leases. As at December 31, 2004, minimum scheduled future revenues to be received on time charters and bareboat charters currently in place are approximately $5,516.3 million, comprised of $395.8 million (2005), $337.3 million (2006), $352.2 million (2007), $351.5 million (2008), $349.8 million (2009) and $3,729.7 million (thereafter).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

Charters-in

As at December 31, 2004, minimum commitments under vessel operating leases are approximately $1,249.3 million, comprised of $365.5 million (2005), $289.3 million (2006), $197.3 million (2007) $120.9 million (2008), $83.5 million (2009) and $192.8 million (thereafter).

During December 2003, the Company sold and leased back three Aframax tankers which are accounted for as vessel operating leases. The sale generated a $16.8 million deferred gain, which was included in other long-term liabilities and is being amortized over the 7-year term of the leases.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

11.	Capital Leases and Restricted Cash

Capital Leases

Aframax and Suezmax Tankers. As at December 31, 2004, the Company was a party to capital leases on one Aframax tanker and four Suezmax tankers. Under the terms of the lease arrangements – which include the Company’s contractual right to full operation of the vessels pursuant to bareboat charters – the Company is required to purchase these vessels at the end of their respective lease terms for a fixed price. As at December 31, 2004, the remaining commitments under these capital leases, including the purchase obligations, approximated $282.7 million (including imputed interest of $59.6 million), repayable as follows:

             Year                                                                                    Commitment
     ---------------------                                                                      ------------------
             2005          .................................................................     $ 25.1 million
             2006          .................................................................      149.9 million
             2007          .................................................................        8.0 million
             2008          .................................................................        8.0 million
             2009          .................................................................        7.9 million
          Thereafter       .................................................................       83.8 million
LNG Carriers. As at December 31, 2004, the Company was a party to capital leases on two LNG carriers, which are structured as “Spanish tax leases”. Under the terms of the Spanish tax leases, the Company will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at December 31, 2004, the weighted-average interest rate implicit in the Spanish tax leases was 5.7%. As at December 31, 2004, the commitments under these capital leases, including the purchase obligations, approximated 365.3 million Euros ($497.7 million) (including imputed interest of 61.9 million Euros, ($84.4 million)), repayable as follows:

             Year                                                                          Commitment
     ---------------------                                               -------------------------------------------
             2005          ............................................       77.1 million Euros ($105.0  million)
             2006          ............................................      123.2 million Euros ($167.8 million)
             2007          ............................................       23.3 million Euros  ($31.7 million)
             2008          ............................................       24.4 million Euros  ($33.3 million)
             2009          ............................................       25.6 million Euros  ($34.9 million)
          Thereafter       ............................................       91.7 million Euros ($125.0 million)
Restricted Cash

Under the terms of the Spanish tax leases for our LNG carriers, the Company is required to have on deposit with financial institutions an amount of cash that approximates the present value of the remaining amounts owing under the leases (including the obligations to purchase the LNG carriers at the end of the lease periods). This amount was 309.5 million Euros ($421.6 million) as at December 31, 2004. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans (see Note 9) and a Spanish government grant. The interest rates earned on the deposits approximate the interest rate implicit in the Spanish tax leases. As at December 31, 2004, the weighted-average interest rate earned on the deposits was 5.3%.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations. As at December 31, 2004, this amount was $27.2 million (2003 – $2.7 million).

12.	Fair Value of Financial Instruments

Long-term debt – The fair values of the Company’s fixed-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Interest rate swap agreements, foreign exchange contracts, bunker fuel swap contracts and freight forward agreements – The fair value of these financial instruments, used for hedging purposes, is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, bunker fuel prices, spot market rates for vessels, and the current credit worthiness of the swap counter parties.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The estimated fair value of the Company’s financial instruments is as follows:

                                                            December 31, 2004                 December 31, 2003
                                                        Carrying          Fair           Carrying            Fair
                                                         Amount           Value           Amount            Value
                                                           $                $                $                $
                                                     --------------- ---------------- ---------------- -----------------
     Cash and cash equivalents, marketable
       securities, and restricted cash .............     875,849          875,849        390,467          390,467
     Long-term debt (including capital
       lease obligations)...........................  (2,744,545)      (2,801,553)    (1,636,758)      (1,686,002)
     Derivative instruments (note 16) ..............
       Interest rate swap agreements ...............    (158,482)        (158,482)        (9,953)          (9,953)
       Foreign currency contracts ..................      16,635           16,635         20,944           20,944
       Bunker fuel swap contracts...................          98               98            183              183
       Freight forward agreements ..................      (3,276)          (3,276)        (1,178)          (1,178)
The Company transacts all of its derivative instruments through investment grade rated financial institutions and requires no collateral from these institutions.

13.	Capital Stock

The authorized capital stock of Teekay at December 31, 2004 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at December 31, 2004, Teekay had 82,951,275 shares of Common Stock and no shares of Preferred Stock issued and outstanding. On May 17, 2004, Teekay effected a two-for-one stock split relating to its common stock. All earnings per share and share capital amounts disclosed in these financial statements give effect to this stock split retroactively.

In November 2004, Teekay announced that its Board of Directors had authorized the repurchase of up to 3,000,000 shares of its Common Stock in the open market. As at December 31, 2004, Teekay had repurchased 1,400,200 shares of Common Stock since such authorization at an average price of $43.73 per share. In January 2005, Teekay repurchased an additional 1,599,800 shares at an average price of $42.27, for a total of 3,000,000 shares repurchased.

In September 2003, the Company’s 1995 Stock Option Plan was terminated with respect to new grants and the Company’s 2003 Equity Incentive Plan was adopted. As at December 31, 2004, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the “Plans”) 6,716,413 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. During the years ended December 31, 2004, 2003, and 2002, the Company granted options under the Plans to acquire up to 833,840, 2,119,160, and 2,052,050 shares of Common Stock, respectively, to certain eligible officers, employees, and directors of the Company. The options under the Plans have a 10-year term and vest equally over three years from the grant date, except for one grant of 50,000 options which will vest 100% on December 31, 2006.

During 2004, the Company granted 14,260 shares of restricted stock awards (2003 – 10,000) to certain of the Company’s Directors. The stock will be released from a forfeiture provision equally over three years from the date of the award.

During 2003, the Company granted 72,500 shares of restricted stock with a fair value of $1.4 million, based on the quoted market price, as compensation to one of the Company’s executive officers.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A summary of the Company’s stock option activity and related information for the years ended December 31, 2004, 2003 and 2002, is as follows:

                                     December 31, 2004        December 31, 2003         December 31, 2002
                                  ------------------------ ------------------------- -------------------------
                                               Weighted-                 Weighted-                 Weighted-
                                                Average                   Average                   Average
                                   Options     Exercise     Options      Exercise     Options      Exercise
                                   (000's)      Price       (000's)       Price       (000's)       Price
                                      #           $            #            $            #            $
                                  ---------- ------------- ----------- ------------- ---------- --------------

 Outstanding-beginning of year..     7,254       17.18         7,014      15.73          5,480      14.02
 Granted........................       834       33.67         2,119      19.55          2,052      19.56
 Exercised......................    (3,125)      16.41        (1,764)     14.17           (380)     11.08
 Forfeited......................      (242)      19.39          (115)     19.64           (138)     16.93
                                  ----------               -----------               ----------
 Outstanding-end of year........     4,721       20.47         7,254      17.18          7,014      15.73
                                  ----------               -----------               ----------

 Exercisable - end of year .....     1,980       15.82         3,328      14.20          3,478      12.49
                                  ==========               ===========               ==========
 Weighted-average fair value
   of options granted during
   the year (per option) .......                  9.60                     4.23                      4.90
Exercise prices for the options outstanding as of December 31, 2004 ranged from $8.44 per share to $34.37 per share. These options have a weighted-average remaining contractual life of 7.1 years.

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2004 are as follows:

                                                Outstanding Options              Exercisable Options
                                     -------------------------------------------------------------------------
                                                    Weighted-       Weighted-                      Weighted-
                                                     Average         Average                      Average
                                      Options       Remaining       Exercise       Options        Exercise
                                      (000's)         Life            Price        (000's)         Price
  Range of Exercise Prices               #           (years)            $             #              $
  ---------------------------------- ----------- ---------------- -------------- ------------- ---------------
  $ 8.44 - $ 9.99                        339           4.6             8.46          339            8.46
  $10.00 - $14.99                        548           4.1            12.54          548           12.54
  $15.00 - $19.99                      2,534           7.6            19.45          638           19.14
  $20.00 - $24.99                        471           6.3            20.57          455           20.59
  $25.00 - $29.99                          -             -               -             -               -
  $30.00 - $34.37                        829           9.2            33.67            -               -
                                     -----------                                -------------
                                       4,721           7.1            20.47        1,980           15.82
                                     ===========                                =============
14.	Related Party Transactions

As at December 31, 2004, Resolute Investments, Inc. (or Resolute) owned 39.3% of our outstanding Common Stock. Two of our directors, C. Sean Day, who is also Chair of our Board, and Bruce Bell, are directors and the Chairman and Vice President, respectively, of Resolute. Two additional directors, Thomas Kuo-Yuen Hsu and Axel Karlshoej, are among the Managing Directors of The Kattegat Trust Company Limited, which is the trustee of the trust that owns all of Resolute’s outstanding equity.

Payments made by the Company to Resolute, Oceanic Bank and Trust Limited, a Bahamian bank and trust company, or companies related through common ownership in respect of port agent services, legal and administration fees, shared office costs, and consulting fees for the years ended December 31, 2004, 2003 and 2002 totaled $0.5 million, $0.5 million, and $0.9 million respectively. In addition to being a director of Resolute, Bruce Bell is also the Managing Director of Ocanic Bank and Trust Limited.

In 1993 the Company purchased all of the issued and outstanding shares of Palm Shipping Inc. (now Teekay Chartering Limited) from an affiliate of Resolute Investments, Inc. During the year ended December 31, 2002, the Company accrued and expensed in other (loss) income $ 6.0 million as a settlement of a contingent payment, that was required under the terms of the Palm Shipping acquisition agreement.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

15.	Other Loss

                                                                      Year Ended     Year Ended     Year Ended
                                                                     December 31,   December 31,   December 31,
                                                                         2004           2003           2002
                                                                          $               $             $
                                                                    --------------- -------------- -------------
     Income tax expense............................................     (35,048)        (36,501)       (11,413)
     Loss on bond repurchase.......................................        (769)         (5,385)             -
     Foreign exchange (loss) gain..................................     (42,704)         (3,855)         3,897
     Write-down in the carrying value of marketable securities.....           -          (4,910)             -
     Miscellaneous.................................................      10,860           4,642         (7,352)
                                                                    --------------- -------------- -------------
                                                                        (67,661)        (46,009)       (14,868)
                                                                    =============== ============== =============
During the year ended December 31, 2004, the Company incurred $1.0 million of restructuring and severance costs associated with the closure of the Company’s office in Oslo, Norway. During the year ended December 31, 2003, the Company incurred $6.4 million of restructuring costs associated with closure of the Company’s offices in Oslo, Norway and Melbourne, Australia, and severance costs related to the termination of seafaring staff.

16.	Derivative Instruments and Hedging Activities

The Company uses derivatives only for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels, bunker fuel prices, and the effect of these strategies on the Company’s financial statements.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts and a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at December 31, 2004, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 435.5 million and Canadian Dollars 58.3 million for U.S. Dollars at an average rate of Norwegian Kroner 7.38 per U.S. Dollar and Canadian Dollar 1.29 per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $99.2 million in 2005; and $5.0 million in 2006.

The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at December 31, 2004, the Company was committed to bunker fuel swap contracts totalling 22,650 metric tonnes with a weighted-average price of $158.14 per tonne. The fuel swap contracts expire between January and December 2005.

As at December 31, 2004, the Company was committed to the following interest rate swap agreements related to its LIBOR and EURIBOR based debt, whereby certain of the Company’s floating rate debt was swapped with fixed-rate obligations:

                                                                                          Weighted-
                                                             Interest                      Average         Fixed
                                                               Rate         Principal     Remaining       Interest
                                                               Index         Amount         Term            Rate
                                                                                $          (years)         (%)(1)
                                                           -------------- -------------- ------------ --------------
     U.S. Dollar denominated interest rate swaps                LIBOR         600,000          0.8          2.8
     U.S. Dollar denominated interest rate swaps (2)            LIBOR         934,000          9.0          5.4
     U.S. Dollar denominated interest rate swaps (3)            LIBOR         328,459         21.4          6.7
     Euro denominated interest rate swaps (4) (5)              EURIBOR        442,401         19.4          5.9
         _____________________________________________________________________________
(1)	Excludes the margin the Company pays on its variable-rate debt (see Note 9).

(2)	Inception dates of swaps are 2006 ($600.0 million) and 2007 ($334.0 million).

(3)	Principal amounts reduce monthly to zero by the maturity dates of the swap agreements.

(4)	Principal amount reduces monthly to 70.1 million Euros ($95.5 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 324.8 million Euros.

The Company hedges certain of its voyage revenues through the use of forward freight agreements. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of the Company’s exposure to the spot charter market. As at December 31, 2004, the Company was committed to forward freight agreements totaling 4.8 million metric tonnes with a notional principal amount of $40.0 million. The forward freight agreements expire between January and December 2005.

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

During the year ended December 31, 2004, the Company recognized a net gain of $0.9 million (2003 – net gain of $0.5 million) relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion of these derivative instruments is presented as interest expense and other (loss) income, respectively.

As at December 31, 2004, the Company estimates, based on current foreign exchange rates, bunker fuel prices, interest rates and spot market rates for vessels, that it will reclassify approximately $24.9 million of net loss on derivative instruments from accumulated other comprehensive income to earnings during the next 12 months due to actual voyage, vessel operating, drydocking and general and administrative expenditures and the payment of interest expense associated with the floating-rate debt.

As at December 31, 2004 and 2003, the Company’s accumulated other comprehensive (loss) income consisted of the following components:

                                                                        December 31, 2004        December 31, 2003
                                                                                $                        $
                                                                       ---------------------- ----------------------
     Unrealized (losses) gains on derivative instruments............           (56,132)                10,193
     Unrealized gain on marketable securities.......................                 -                 53,331
                                                                       ---------------------- ----------------------
                                                                               (56,132)                63,524
                                                                       ====================== ======================
17.	Commitments and Contingencies

As at December 31, 2004, the Company was committed to the construction of seven Aframax tankers, two Suezmax tankers, three product tankers and three LNG carriers scheduled for delivery between January 2005 and March 2008, at a total cost of approximately $1,050.6 million, excluding capitalized interest. As of December 31, 2004, payments made towards these commitments totaled $239.4 million, excluding $13.2 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $749.6 million of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $61.6 million through incremental debt or surplus cash balances, or a combination thereof. As of December 31, 2004, the remaining payments required to be made under these newbuilding contracts were $363.7 million in 2005, $255.9 million in 2006, $140.9 million in 2007, and $50.7 million in 2008. Two of the Aframax tankers will be subject to 10-year long-term charters to Skaugen PetroTrans Inc., a joint venture of the Company, upon delivery in 2008.

Under the terms of the joint venture agreement with an entity controlled by the former controlling shareholder of Teekay Spain, Teekay will make capital contributions to the joint venture company of $50.0 million in share premium. In the event that Teekay has not contributed the $50.0 million equity prior to April 30, 2007, it will be required to pay the other partner an amount no more than $25.0 million calculated by a pre-determined formula based on the occurrence of certain future events.

The Company has been awarded a contract by a consortium of major oil companies to construct and install on six of its shuttle tankers volatile compound emissions plants, which reduce emissions during cargo operations. These plants are leased to the consortium of major oil companies. The construction and installation of these plants are expected to be completed by the end of 2005 at a total cost of approximately $91.3 million. As at December 31, 2004, the remaining payments required to be made towards these commitments totaled $31.5 million.

Teekay and certain subsidiaries of Teekay have guaranteed their share of the outstanding mortgage debt in four 50%-owned joint venture companies. As of December 31, 2004, Teekay and these subsidiaries had guaranteed $99.6 million of such debt, or 50% of the total $199.1 million in outstanding mortgage debt of the joint venture companies. The outstanding mortgage debt has maturity dates ranging from May 2008 to June 2014. These joint venture companies own an aggregate of five shuttle tankers.

On November 24, 2004, the Company announced that its wholly-owned subsidiary, Teekay LNG Partners L.P. (“Teekay LNG Partners”), had filed a registration statement with the U.S. Securities and Exchange Commission for an initial public offering of its common units. Teekay LNG Partners is a Marshall Islands limited partnership recently formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG Partners will provide LNG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of four LNG carriers and five Suezmax class crude oil tankers, primarily consisting of vessels the Company obtained through its acquisition of Teekay Spain in April 2004. After the offering, the Company currently anticipates that it will own approximately an 81 percent interest in the partnership (including its 2% general partner interest), which would be reduced to approximately 79 percent if the underwriters exercise in full their over-allotment option.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company believes that it maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

18.	Change in Non-Cash Working Capital Items Related to Operating Activities

                                                                 Year Ended      Year Ended       Year Ended
                                                                December 31,    December 31,     December 31,
                                                                    2004            2003             2002
                                                                     $                $                $
                                                               --------------- ---------------- ----------------

     Accounts receivable....................................         (60,494)        (26,587)         (13,508)
     Prepaid expenses and other assets......................          (1,189)          9,474           (5,002)
     Accounts payable.......................................          11,484          14,627           27,375
     Accrued liabilities....................................          23,649          (1,770)          (1,827)
                                                               --------------- ---------------- ----------------
                                                                     (26,550)         (4,256)           7,038
                                                               =============== ================ ================
19.	Vessel Sales, Vessels Held for Sale and Vessel Write-downs

During 2004, the Company sold 10 Aframax tankers built between 1988 and 1993, two Suezmax tankers built in 1989 and 1991, one 1993 built Very Large Crude Carrier, and one 1982 built shuttle tanker. The results for the year ended December 31, 2004 include a gain on sale from these vessels totaling $76.9 million.

During December 2004, the Company entered into agreements to sell eight Aframax tankers built between 1989 and 1991, and one 1986 built shuttle tanker, all scheduled to be delivered in the first quarter of 2005. The Company expects to record a gain of approximately $86.6 million relating to their sale. These vessels were reclassified on the December 31, 2004 balance sheet from vessels and equipment to vessels held for sale.

In December 2003, the Company also sold and leased back three Aframax tankers which are accounted for as vessel operating leases. The sale generated a $16.8 million deferred gain, which has been included in other long-term liabilities and is being amortized over the seven-year term of the leases. The amortization of this deferred gain was $2.4 million in 2004.

During 2003, the Company sold eight 1980‘s-built Aframax tankers and eight 1980‘s-built Panamax oil/bulk/ore carriers. The results for the year ended December 31, 2003 include a $34.7 million write-down in the book value of these vessels, partially offset by a $1.2 million gain on sale from these vessels.

In 2003 the International Maritime Organization (“IMO”), the United Nations’ global maritime regulatory body, announced stricter regulations governing the tanker industry on a worldwide basis. The IMO regulations, which became effective April 5, 2005, will accelerate the mandatory phase-out of single-hull tankers as well as impose a more rigorous inspection regime for older tankers. As a result of these regulations, the Company recorded a $56.9 million non-cash write-down in the fourth quarter of 2003, and reduced the estimated useful lives from 25 years to approximately 21 years for its two remaining vessels affected by these regulatory changes.

20.	Earnings Per Share

                                                       Year Ended       Year Ended       Year Ended
                                                      December 31,     December 31,     December 31,
                                                          2004             2003             2002
                                                           $                 $                $
                                                    ----------------- ---------------- ----------------

  Net income available for common stockholders....        757,440          177,364           53,391
                                                    ================= ================ ================

  Weighted average number of common shares........     82,829,336       79,986,746       79,261,994
  Dilutive effect of employee stock options and
  restricted stock awards.........................      2,189,053        1,479,548        1,242,798
  Dilutive effect of Equity Units.................      2,710,648                -                -
                                                    ----------------- ---------------- ----------------
  Common stock and common stock equivalents.......     87,729,037       81,466,294       80,504,792
                                                    ================= ================ ================

  Earnings per common share:
    - Basic.......................................           9.14             2.22             0.67
    - Diluted.....................................           8.63             2.18             0.66

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

For the years ended December 31, 2003 and 2002, the anti-dilutive effect of 3.3 million and 1.8 million shares attributable to outstanding stock options and the Equity Units were excluded from the calculation of diluted earnings per share. For the year ended December 31, 2004, no outstanding stock options or Equity Units were anti-dilutive.

21.	Subsequent Events

a)	In February 2005 the Company entered into $200.0 million of interest rate swap agreements related to its LIBOR-based debt whereby certain of the Company’s floating-rate debt will be swapped with fixed-rate obligations with a weighted-average interest rate of approximately 4.5% commencing in February, 2005 and maturing in February 2015.

b)	During the first quarter of 2005, the Company entered into agreements to sell three Aframax tankers built in 1988 and 1989, two Suezmax tankers, one built in 1990 and one under construction, and one Shuttle tanker built in 1991. The Company expects that the total proceeds from the sale of these vessels will be approximately $212.5 million. These vessels are scheduled to be delivered to the buyers between March 2005 and July 2005. The Company expects to record gains totaling approximately $43.5 million relating to the sale of these vessels.

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)

                                                            Year Ended December 31, 2004
                                  ----------------- -------------- ---------------- --------------- ----------------
                                                     8.32% Notes                                        Teekay
                                       Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                   Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                         $                $               $               $                $
                                  ----------------- -------------- ---------------- --------------- ----------------

Voyage revenues                                          64,765       2,199,627          (45,154)      2,219,238
Operating expenses                       15,140          25,841       1,402,225          (45,154)      1,398,052
                                  ----------------- -------------- ---------------- --------------- ----------------
     (Loss) income from vessel          (15,140)         38,924         797,402                -         821,186
operations
Net interest expense                    (48,963)              -         (54,027)               -        (102,990)
Equity in net income of
     subsidiaries                       811,509               -               -         (811,509)              -
Other income (loss)                      10,034             (32)         29,242                -          39,244
                                  ----------------- -------------- ---------------- --------------- ----------------
Net income                              757,440          38,892         772,617         (811,509)        757,440
Retained earnings, beginning
     of the year                      1,095,650           5,107       1,343,883       (1,348,990)      1,095,650
Retained earnings adjustment (1)              -          (9,544)          9,544                -               -
Dividends declared                      (42,407)              -               -                -         (42,407)
Repurchase of Common Stock              (52,131)              -               -                -         (52,131)
                                  ----------------- -------------- ---------------- --------------- ----------------
Retained earnings, end
     of the year                      1,758,552          34,455       2,126,044       (2,160,499)      1,758,552
                                  ================= ============== ================ =============== ================
(1)	During 2003 and 2004, the Company repurchased $129.1 million of the 8.32% Notes. Consequently, four of the Company’s guarantor subsidiaries were released from the guarantee of the 8.32% Notes during the second quarter of 2004.

                                                            Year Ended December 31, 2003
                                  ----------------- -------------- ---------------- --------------- ----------------
                                                     8.32% Notes                                        Teekay
                                       Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                   Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                         $                $               $               $                $
                                  ----------------- -------------- ---------------- --------------- ----------------

Voyage revenues                               -          59,571       1,565,727          (49,203)      1,576,095
Operating expenses                       13,417          41,335       1,277,582          (49,203)      1,283,131
                                  ----------------- -------------- ---------------- --------------- ----------------
     (Loss) income from vessel
     operations                         (13,417)         18,236         288,145                -         292,964
Net interest expense                    (35,326)              -         (41,752)               -         (77,078)
Equity in net income of
     subsidiaries                       216,690               -               -         (216,690)              -
Other income (loss)                       9,417             (17)        (47,922)               -         (38,522)
                                  ----------------- -------------- ---------------- --------------- ----------------
Net income                              177,364          18,219         198,471         (216,690)        177,364
Retained earnings (deficit),
     beginning of the year              954,005         (13,112)      1,145,412       (1,132,300)        954,005
Dividends declared                      (35,719)              -               -                -         (35,719)
Repurchase of Common Stock                    -               -               -                -               -
                                  ----------------- -------------- ---------------- --------------- ----------------
Retained earnings,
     end of the year                  1,095,650           5,107       1,343,883       (1,348,990)      1,095,650
                                  ================= ============== ================ =============== ================

(See Note 9)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS — (Cont’d)
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

(See Note 9)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars)

                                                            Year Ended December 31, 2004
                                  ----------------- -------------- ---------------- --------------- ----------------
                                                     8.32% Notes                                        Teekay
                                       Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                   Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                         $                $               $               $                $
                                  ----------------- -------------- ---------------- --------------- ----------------

Net income                              757,440          38,892         772,617         (811,509)        757,440
Other comprehensive income
   Unrealized gain on
     available-for-sale securities            -               -          39,369                -          39,369
   Reclassification adjustment
     for gain on available-
     for-sale securities
     included in net income                   -               -         (92,539)               -         (92,539)
   Unrealized loss on derivative
     instruments                              -               -         (94,822)               -         (94,822)
   Reclassification adjustment for
     loss on derivative instruments           -               -          28,336                -          28,336
                                  ----------------- -------------- ---------------- --------------- ----------------
Comprehensive income                    757,440          38,892         652,961         (811,509)        637,784
                                  ================= ============== ================ =============== ================
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

(See Note 9)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONDENSED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                              As at December 31, 2004
                                 ----------------------------------------------------------------------------------
                                                    8.32% Notes                                        Teekay
                                      Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                  Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                         $               $              $                $                $
                                 ------------------ ------------ ----------------- --------------- ----------------
     ASSETS
Cash and cash equivalents                      -            -           427,037              -           427,037
Other current assets                       5,292          326           630,227       (145,000)          490,845
                                 ------------------ ------------ ----------------- --------------- ----------------
     Total current assets                  5,292          326         1,057,264       (145,000)          917,882
Vessels and equipment (net)                    -       86,525         3,531,287        (86,525)        3,531,287
Advances due from subsidiaries           135,617            -                 -       (135,617)                -
Investment in direct financing
  leases                                       -            -           109,215              -           109,215
Other assets (principally
  restricted cash and
  investments in subsidiaries)         2,726,786            -           438,618     (2,726,786)          438,618
Investment in joint ventures                   -            -            59,637              -            59,637
Intangible assets - net                        -            -           277,511              -           277,511
Goodwill                                       -            -           169,590              -           169,590
                                 ------------------ ------------ ----------------- --------------- ----------------
                                       2,867,695       86,851         5,643,122     (3,093,928)        5,503,740
                                 ================== ============ ================= =============== ================
     LIABILITIES &  STOCKHOLDERS'
     EQUITY
Current liabilities                       26,120        1,062           532,227       (145,000)          414,409
Long-term debt and other long-term
  liabilities                            548,085            -         2,289,164              -         2,837,249
Due (from) to affiliates                       -      (94,594)          594,374       (499,780)                -
                                 ------------------ ------------ ----------------- --------------- ----------------
     Total liabilities                   574,205      (93,532)        3,415,765       (644,780)        3,251,658
                                 ------------------ ------------ ----------------- --------------- ----------------
Minority Interest                              -            -            14,724              -            14,724
Stockholders' Equity
Capital stock                            534,938           11             5,955         (5,966)          534,938
Contributed capital                            -      145,917           136,766       (282,683)                -
Retained earnings                      1,758,552       34,455         2,126,044     (2,160,499)        1,758,552
Accumulated other comprehensive
  loss                                         -            -           (56,132)             -           (56,132)
                                 ------------------ ------------ ----------------- --------------- ----------------
     Total stockholders' equity        2,293,490      180,383         2,212,633     (2,449,148)        2,237,358
                                 ------------------ ------------ ----------------- --------------- ----------------
                                       2,867,695       86,851         5,643,122     (3,093,928)        5,503,740
                                 ================== ============ ================= =============== ================

                                                              As at December 31, 2003
                                 ----------------------------------------------------------------------------------
                                                    8.32% Notes                                        Teekay
                                      Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                  Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                         $               $              $                $                $
                                 ------------------ ------------ ----------------- --------------- ----------------
     ASSETS
Cash and cash equivalents                      -            -           292,284              -           292,284
Other current assets                       1,429          344           282,476        (96,000)          188,249
                                 ------------------ ------------ ----------------- --------------- ----------------
     Total current assets                  1,429          344           574,760        (96,000)          480,533
Vessels and equipment (net)                    -      242,182         2,332,678              -         2,574,860
Advances due from subsidiaries           309,071            -                 -       (309,071)                -
Investment in direct financing
  leases                                       -            -            73,073              -            73,073
Other assets (principally
  marketable securities and
  investments in subsidiaries)         1,911,491            -           155,844     (1,911,491)          155,844
Investment in joint ventures                   -            -            54,392              -            54,392
Intangible assets - net                        -            -           118,588              -           118,588
Goodwill                                       -            -           130,754              -           130,754
                                 ------------------ ------------ ----------------- --------------- ----------------
                                       2,221,991      242,526         3,440,089     (2,316,562)        3,588,044
                                 ================== ============ ================= =============== ================
     LIABILITIES &  STOCKHOLDERS'
     EQUITY
Current liabilities                       25,371        1,746           343,515        (96,000)          274,632
Long-term debt and other long-term
  liabilities                            608,317            -         1,037,946              -         1,646,263
Due (from) to affiliates                       -     (133,657)          493,190       (359,533)                -
                                 ------------------ ------------ ----------------- --------------- ----------------
     Total liabilities                   633,688     (131,911)        1,874,651       (455,533)        1,920,895
                                 ------------------ ------------ ----------------- --------------- ----------------
Minority Interest                              -            -            15,322              -            15,322
Stockholders' Equity
Capital stock                            492,653           23             5,943         (5,966)          492,653
Contributed capital                            -      369,307           136,766       (506,073)                -
Retained earnings                      1,095,650        5,107         1,343,883     (1,348,990)        1,095,650
Accumulated other comprehensive
  loss                                         -            -            63,524              -            63,524
                                 ------------------ ------------ ----------------- --------------- ----------------
     Total stockholders' equity        1,588,303      374,437         1,550,116     (1,861,029)        1,651,827
                                 ------------------ ------------ ----------------- --------------- ----------------
                                       2,221,991      242,526         3,440,089     (2,316,562)        3,588,044
                                 ================== ============ ================= =============== ================

(See Note 9)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                           Year Ended December 31, 2004
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
                                      Teekay       Guarantor     Non-Guarantor                    Shipping Corp.
                                  Shipping Corp.  Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                        $              $               $                $               $
                                  --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents
  provided by (used for)
OPERATING ACTIVITIES
                                  --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from
     operating activities               (62,726)      48,384          829,046                          814,704
                                  --------------- ------------- ----------------- -------------- -----------------
FINANCING ACTIVITIES
Net proceeds from
  long-term debt                              -            -        1,621,221                 -      1,621,221
Scheduled repayments of
  long-term debt                        (58,408)           -         (158,015)                -       (216,423)
Prepayments of long-term
  debt                                        -            -       (1,731,223)                -     (1,731,223)
Other                                   121,134      (48,159)        (116,953)                -        (43,978)
                                  --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from
     financing activities                62,726      (48,159)        (384,970)                -       (370,403)
                                  --------------- ------------- ----------------- -------------- -----------------

INVESTING ACTIVITIES
Expenditures for vessels
  and equipment                               -         (225)        (548,362)                -       (548,587)
Purchase of Teekay Shipping
  Spain S.L.                                  -            -         (286,993)                -       (286,993)
Proceeds from dispositions
  of vessels and equipment                    -            -          440,556                 -        440,556
Other                                         -            -           85,476                 -         85,476
                                  --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from
     investing activities                     -         (225)        (309,323)                -       (309,548)
                                  --------------- ------------- ----------------- -------------- -----------------
Increase in cash and cash
  equivalents                                 -            -          134,753                 -        134,753
Cash and cash equivalents,
  beginning of the year                       -            -          292,284                 -        292,284
                                  --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents,
  end of the year                             -            -          427,037                 -        427,037
                                  =============== ============= ================= ============== =================
                                                           Year Ended December 31, 2003
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
                                      Teekay       Guarantor     Non-Guarantor                    Shipping Corp.
                                  Shipping Corp.  Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                        $              $               $                $               $
                                  --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents
  provided by (used for)
OPERATING ACTIVITIES
                                  --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from
     operating activities               (25,377)      28,996          451,956                 -        455,575
                                  --------------- ------------- ----------------- -------------- -----------------
FINANCING ACTIVITIES
Net proceeds from
  long-term debt                         80,594            -        1,900,234                 -      1,980,828
Scheduled repayments of
  long-term debt                              -            -          (62,585)                -        (62,585)
Prepayments of long-term
  debt                                        -            -       (1,466,815)                -     (1,466,815)
Other                                   (55,217)     (28,572)          79,198                 -         (4,591)
                                  --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from
     financing activities                25,377      (28,572)         450,032                 -        446,837
                                  --------------- ------------- ----------------- -------------- -----------------

INVESTING ACTIVITIES
Expenditures for vessels
  and equipment                               -         (424)        (372,009)                -       (372,433)
Purchase of Navion AS                         -            -         (704,734)                -       (704,734)
Proceeds from dispositions of
  vessels and equipment                       -                       242,111                 -        242,111
Other                                         -            -          (59,697)                -        (59,697)
                                  --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from
     investing activities                     -         (424)        (894,329)                -       (894,753)
                                  --------------- ------------- ----------------- -------------- -----------------
Increase in cash and
  cash equivalents                            -            -            7,659                 -          7,659
Cash and cash equivalents,
  beginning of the year                       -            -          284,625                 -        284,625
                                  --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents,
  end of the year                             -            -          292,284                 -        292,284
                                  =============== ============= ================= ============== =================
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
                                      Teekay       Guarantor     Non-Guarantor                    Shipping Corp.
                                  Shipping Corp.  Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                        $              $               $                $               $
                                  --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents
  provided by (used for)
OPERATING ACTIVITIES
                                  --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from
     operating activities               (51,914)      16,531          214,914                 -        179,531
                                  --------------- ------------- ----------------- -------------- -----------------
FINANCING ACTIVITIES
Net proceeds from
  long-term debt                              -            -          255,185                 -        255,185
Scheduled repayments of
  long-term debt                              -            -          (51,830)                -        (51,830)
Prepayments of long-term
  debt                                        -            -           (8,000)                -         (8,000)
Other                                    51,914      (14,953)         (69,312)                -        (32,351)
                                   --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from
     financing activities                51,914      (14,953)         126,043                 -        163,004
                                   --------------- ------------- ----------------- -------------- -----------------

INVESTING ACTIVITIES
Expenditures for vessels
  and equipment                               -       (1,578)        (134,072)                -       (135,650)
Purchase of Navion AS                         -            -          (76,000)                -        (76,000)
Other                                         -            -          (21,210)                -        (21,210)
                                   --------------- ------------- ----------------- -------------- -----------------
     Net cash flow from
     investing activities                     -       (1,578)        (231,282)                -       (232,860)
                                   --------------- ------------- ----------------- -------------- -----------------
Increase in cash and
  cash equivalents                            -            -          109,675                 -        109,675
Cash and cash equivalents,
  beginning of the year                       -            -          174,950                 -        174,950
                                   --------------- ------------- ----------------- -------------- -----------------
Cash and cash equivalents,
  end of the year                             -            -          284,625                 -        284,625
                                   =============== ============= ================= ============== =================

(See Note 9)

EXHIBIT 4.28

Teekay Shipping Corporation
Annual Executive Bonus Plan

Summary

The Annual Executive Bonus Plan (the “Plan”) of Teekay Shipping Corporation (the “Company”) is a variable cash incentive program designed to:

•	Attract, retain and motivate a high-caliber executive leadership team;
•	Pay competitively and consistently within an appropriately defined market;
•	Align executive compensation with shareholder interests; and
•	Focus on matching reward with the executive’s performance and the Company’s financial performance in the fiscal year through comparison to established targets and the financial performance of peer companies.

Eligibility

Participants are approved solely at the discretion of the Compensation and Human Resources Committee (the “Committee”).

Administration

The Committee is responsible for administering the Plan. The Committee has the authority to review and recommend for Board approval the inception of the Plan and its operation, including but not limited to, the authority to:

•	Review and approve any amendments to the Plan;
•	Adopt rules for the administration, interpretation and application of the Plan;
•	Interpret, amend or revoke any such rules;
•	Approve eligible participants; and
•	Review and approve annual bonus awards.

The Chief Executive Officer ("CEO") will administer and interpret this plan under the authority of the Committee as its delegate, and make recommendations to the Committee in the exercise of its powers.

Award Determination

The Committee, in its sole discretion, will approve “target bonuses” for each participant. These target bonuses are a percentage of the participant’s base salary which ranges between 35 to 60% of annual base salary. The target bonuses are adjusted upwards or downwards based upon a “Performance Factor”, which is comprised of an Individual Performance Factor (“IPF”) (33% weighting) and a Company Performance Factor (“CPF”) (67% weighting).

For each participant in the Plan, the CEO approves an IPF that reflects the participant’s performance relative to the individual performance expectations for the performance period. Individual performance expectations vary to reflect each executive’s role in the Company. A participant's performance can result in an IPF between 0 and 2.0.

The Committee approves the CPF by assessing the Company's financial performance against pre-established annual goals for the following components:

•	Total shareholder return (“TSR”) relative to the TSR of Company’s peer group (1);
•	Return on invested capital (“ROIC”) for the Company’s spot tanker segment relative to ROIC of the Company’s spot tanker peer group (1); and
•	ROIC for each of the Company’s segments relative to its weighted average cost of capital (“WACC”) (2).

The CPF is based on a weighted-average of the performance factors for these components.

Award Payouts

Unless otherwise determined by the Committee, the bonus period will be for the most recently completed fiscal year and will be paid on an annual basis, typically in March of the following year. Although there is no maximum bonus that any participant may receive under the Plan, the Committee has the authority to recalibrate the bonus formula to achieve compensation levels that are within intended ranges based upon compensation benchmarking surveys.

(1)	This component of the CPF results in a performance factor between 0 and 2.0.
(2)	This component of the CPF results in a performance factor of 1.0 when the ROIC for each of the Company’s segments is equivalent to its WACC. The performance factor increases 0.5 for each percentage point that ROIC is greater than WACC. There is no maximum performance factor; however, if ROIC is less than WACC this performance factor is zero.

EXHIBIT 8.1

List of Significant Subsidiaries

The following is a list of the Company’s significant subsidiaries as at March 15, 2005.

                                                                                  State or         Proportion of
                                                                              Jurisdiction of        Ownership
                                                                               Incorporation          Interest
Name of Significant Subsidiary

BONA SHIPHOLDING LTD...............................................          BERMUDA                    100%
IUM SHIPMANAGEMENT AS..............................................          NORWAY                      51%
NAVION OFFSHORE LOADING AS.........................................          NORWAY                     100%
NAVION SHIPPING LTD................................................          MARSHALL ISLANDS           100%
NORSK TEEKAY AS....................................................          NORWAY                     100%
NORSK TEEKAY HOLDINGS LTD..........................................          MARSHALL ISLANDS           100%
SINGLE SHIP COMPANIES (3)..........................................          AUSTRALIA                  100%
SINGLE SHIP COMPANIES (4)..........................................          SPAIN                      100%
SINGLE SHIP LIMITED LIABILITY COMPANIES (63).......................          MARSHALL ISLANDS           100%
TEEKAY CHARTERING LIMITED..........................................          MARSHALL ISLANDS           100%
TEEKAY LIGHTERING SERVICES LLC.....................................          MARSHALL ISLANDS           100%
TEEKAY NAVION OFFSHORE LOADING PTE LTD.............................          SINGAPORE                  100%
TEEKAY NORDIC HOLDINGS INC.........................................          MARSHALL ISLANDS           100%
TEEKAY NORGE AS....................................................          NORWAY                     100%
TEEKAY NORWAY AS...................................................          NORWAY                     100%
TEEKAY SHIPPING (CANADA) LTD.......................................          CANADA                     100%
TEEKAY SHIPPING LIMITED............................................          BAHAMAS                    100%
TEEKAY SHIPPING SPAIN SL...........................................          SPAIN                      100%
UGLAND NORDIC SHIPPING AS..........................................          NORWAY                     100%

EXHIBIT 12.1

CERTIFICATION

I, Bjorn Moller, President and Chief Executive Officer of the company, certify that:

1.	I have reviewed this report on Form 20-F of Teekay Shipping Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

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

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: April 7, 2005	By: /s/ Bjorn Moller Bjorn Moller President and Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Peter Evensen, Executive Vice President and Chief Financial Officer of the company, certify that:

1.	I have reviewed this report on Form 20-F of Teekay Shipping Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

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

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: April 7, 2005	By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Teekay Shipping Corporation (the “Company”) on Form 20-F for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Form 20-F”), I Bjorn Moller, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)     The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 7, 2005

By: /s/ Bjorn Moller
Bjorn Moller
President and Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Teekay Shipping Corporation (the “Company”) on Form 20-F for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Form 20-F”), I Peter Evensen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)     The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 7, 2005

By: /s/ Peter Evensen
Peter Evensen
Executive Vice President and Chief Financial Officer

EXHIBIT 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (“Teekay”), in the Registration Statement (Form S-8 No. 333-119564) pertaining to the 2003 Equity Incentive Plan and the Amended 1995 Stock Option Plan of Teekay, in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated February 18, 2005, with respect to the consolidated financial statements and the financial schedule of Teekay included in the Annual Report (Form 20-F) for the year ended December 31, 2004.

Vancouver, Canada, April 7, 2005	/s/ ERNST & YOUNG LLP Chartered Accountants