Form 20-F
period 2005-12-31
TEEKAY SHIPPING CORP
filed 2006-04-10
CIK 911971

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report………………………..

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau,
Commonwealth of the Bahamas
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Stock, par value of $0.001 per share	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

71,375,593 shares of Common Stock, par value of $0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes     [X]      No [  ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

           Large Accelerated Filer [X]                        Accelerated Filer [ ]                            Non-Accelerated Filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

TEEKAY SHIPPING CORPORATION
INDEX TO REPORT ON FORM 20-F

                                                                                                    Page
 PART I.

  Item 1.         Identity of Directors, Senior Management and Advisors.......................  Not applicable
  Item 2.         Offer Statistics and Expected Timetable.....................................  Not applicable
  Item 3.         Key Information.............................................................        4
  Item 4.         Information on the Company..................................................        9
  Item 4A.        Unresolved Staff Comments...................................................  Not applicable

  Item 12.        Description of Securities Other than Equity Securities......................  Not applicable

 PART II.

  Item 13.        Defaults, Dividend Arrearages and Delinquencies.............................       43
  Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds.      43

PART III.

  Item 17.        Financial Statements........................................................  Not applicable

PART I

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding: our future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; OPEC and non-OPEC oil production; restructuring charges for 2006; anticipated financial benefits from U.K. leases relating to certain LNG newbuilding carriers; future capital expenditures; delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time charter contacts; future cash flow from vessel operations and strategic position; the growth prospects of the LNG shipping sector, including increased competition, and the joint venture company with the former controlling shareholder of Teekay Spain; the expected impact of IMO regulations and regulations of the European Union Parliament; the expected lifespan of a new LNG carrier; the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers; and the growth of the global economy and global oil demand. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; the cyclical nature of the tanker industry and our dependence on oil markets; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in typical seasonal variations in tanker charter rates; changes in the offshore production of oil; competitive factors in the markets in which we operate; our potential inability to integrate effectively the operations of any future acquisitions; the potential for early termination of long-term contracts and inability to renew or replace long-term contracts; shipyard production delays; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports.

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

Item 2.   Offer Statistics and Expected Timetable
                  Not applicable.

Item 3.   Key Information

Selected Financial Data

Set forth below are selected consolidated financial and other data of Teekay Shipping Corporation together with its subsidiaries (sometimes referred to as “Teekay,” the “Company,” “we” or “us”), for 2005, 2004, 2003, 2002 and 2001, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Report of Independent Registered Public Accounting Firm therein, with respect to the consolidated financial statements for 2005, 2004 and 2003, and “Item 5. Operating and Financial Review and Prospects,” included herein.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

                                        2005           2004            2003           2002            2001
                                            (in thousands, except share and per share data and ratios)
Income Statement Data:
Voyage revenues....................  $1,954,618     $2,219,238     $1,576,095       $ 783,327     $1,039,056
Total operating expenses (1).......  (1,322,842)    (1,398,052)    (1,283,131)       (663,981)      (655,593)
Income from vessel operations......     631,776        821,186        292,964         119,346        383,463
Interest expense...................    (132,428)      (121,518)       (80,999)        (57,974)       (66,249)
Interest income....................      33,943         18,528          3,921           3,494          9,196
Equity income from joint ventures..      11,141         13,730          6,970           4,523         17,324
Gain (loss) on sale of marketable
    securities.....................           -         93,175            517          (1,130)           758
Foreign exchange gain (loss).......      59,810        (42,704)        (3,855)          3,897             52
Other - net........................     (33,342)       (24,957)       (42,154)        (18,765)        (8,026)
Net income.........................     570,900        757,440        177,364          53,391        336,518

Per Share Data:
Net income-- basic (2).............       $7.30          $9.14          $2.22           $0.67           $4.24
Net income-- diluted (2)...........        6.83           8.63           2.18            0.66            4.16
Cash dividends declared (2)........        0.62           0.51           0.45            0.43            0.43

Balance Sheet Data
(at end of year):
Cash and marketable securities.....     $236,984      $427,037       $387,795        $298,255        $196,004
Restricted cash....................      311,084       448,812          2,672           8,785           7,833
Vessels and equipment..............    3,721,674     3,531,287      2,574,860       2,066,657       2,043,098
Total assets.......................    5,294,100     5,503,740      3,588,044       2,723,506       2,467,781
Total debt (including capital lease
    obligations)...................    2,432,978     2,744,545      1,636,758       1,130,822         935,702
Capital stock......................      471,784       534,938        492,653         470,988         467,341
Total stockholders' equity.........    2,236,542     2,237,358      1,651,827       1,421,898       1,398,200
Number of outstanding shares of
    common stock (2)...............   71,375,593    82,951,275     81,222,350      79,384,120      79,100,652

Other Financial Data:
Net voyage revenues (3)............   $1,535,449    $1,786,843     $1,181,439        $543,872        $789,494
Net operating cash flow............      609,042       814,704        455,575         179,531         500,086
Total debt to total
    capitalization(4) (5)..........        49.1%         54.9%          49.5%           43.9%           39.8%
Net debt to total net
    capitalization(5) (6)..........        42.8%         45.3%          44.5%           36.4%           34.3%
Capital expenditures:
 Vessel and equipment
    purchases, gross (7)...........     $555,142      $548,587       $372,433        $135,650        $184,983
___________________________

(1)	Total operating expenses includes vessel and equipment writedowns and (gain) loss on sale of vessels, and restructuring charges as follows:

                                        2005            2004            2003           2002           2001
                                                                    (in thousands)
       Vessel and equipment
       writedowns and (gain) loss
       on sale of vessels..........  $(139,184)       $(79,254)       $90,389      $       -       $       -
       Restructuring charges.......      2,882           1,002          6,383              -               -
                                   --------------- ---------------- --------------- -------------- --------------
                                      (136,302)        (78,252)        96,772              -               -
                                   =============== ================ =============== ============== ==============
(2)	On May 17, 2004, we effected a two-for-one stock split relating to our common stock. All per share data and number of outstanding shares of common stock give effect to this stock split retroactively.

(3)	Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call “net voyage revenues,” are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with voyage revenues.

                                        2005            2004            2003           2002           2001
                                                                    (in thousands)

       Voyage revenues............. $1,954,618      $2,219,238       $1,576,095       $783,327      $1,039,056
       Voyage expenses.............   (419,169)       (432,395)        (394,656)      (239,455)       (249,562)
                                   --------------- ---------------- --------------- -------------- --------------
       Net voyage revenues.........  1,535,449       1,786,843        1,181,439        543,872         789,494
                                   =============== ================ =============== ============== ==============
(4)	Total capitalization represents total debt, minority interest and total stockholders’ equity.

(5)	As at December 31, 2005, we had $143.7 million of Premium Equity Participating Security Units due May 18, 2006 (or Equity Units) outstanding. If these Equity Units, which were issued on February 16, 2003, were presented as equity, our total debt to total capitalization would have been 46.2% as of December 31, 2005 (December 31, 2004 – 52.1% and December 31, 2003 – 45.2%) and our net debt to total capitalization would have been 39.5% as of December 31, 2005 (December 31, 2004 – 41.9% and December 31, 2003 – 39.8%). We believe that this presentation as equity for the purposes of these calculations is consistent with the requirement of each Equity Unit holder to purchase for $25 a specified fraction of a share of our common stock on February 16, 2006. Please read Item 18 – Financial Statements: Note 21(b) – Subsequent Events.

(6)	Net debt represents total debt less cash, cash equivalents, restricted cash and short-term marketable securities. Total net capitalization represents net debt, minority interest and total stockholders’ equity.

(7)	Excludes vessels purchased in connection with our acquisitions of Ugland Nordic Shipping AS in 2001, Navion AS in 2003 and Teekay Shipping Spain S.L. (or Teekay Spain) in 2004. Please read Item 5 – Operating and Financial Review and Prospects.

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

During 2005 and 2004, we derived approximately 51% and 62%, respectively, of our net voyage revenues from the vessels in our spot tanker segment. Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. Part of our conventional Aframax tanker fleet and our large and small product tanker fleets, and some of our Suezmax tanker fleet are among the vessels included in our spot tanker segment. Due to our dependence on the spot charter market, declining charter rates in a given period generally will result in corresponding declines in operating results for that period. The spot charter market is highly competitive and spot charter rates are subject to significant fluctuations based on tanker and oil supply and demand. Charter rates have varied significantly in the last few years. Future spot charters may not be available at rates that will be sufficient to enable our vessels to be operated profitably or to provide sufficient cash flow to service our debt obligations.

Reduction in oil produced from offshore oil fields could harm our shuttle tanker business.

Demand for our shuttle tankers in transporting crude oil and petroleum products depends upon the amount of oil produced from offshore oil fields, especially in the North Sea, where our shuttle tankers primarily operate. As oil prices increase, the prospect of offshore oil exploration and development of offshore oil fields, which cost more to develop than land oil fields, becomes more attractive to oil companies. However, when oil prices decline, it becomes less attractive for oil companies to explore for oil offshore and develop offshore oil fields. If the amount of oil produced from offshore oil fields declines, especially in the North Sea, our shuttle tanker business could be harmed. In addition, if for environmental or other reasons there is a change in policy towards using pipelines rather than oceangoing vessels in transporting crude oil and petroleum products from offshore oil fields, our shuttle tanker business could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. As at December 31, 2005, we had 40 vessels (including 13 chartered-in vessels) in our shuttle tanker fleet. Most of our shuttle tanker revenues are derived from long-term contracts of affreightment. Revenue under most of these contracts depends upon the amount of oil we transport, the production of which is beyond our control and which can vary depending upon the nature of a given oil field and the field operator’s production decisions. Decreased oil production could reduce our revenue under such contracts.

Our growth partially depends on continued growth in demand for LNG and LNG shipping.

A significant portion of our growth strategy focuses on continued expansion in the LNG shipping sector, which depends on continued growth in world and regional demand for LNG and LNG shipping and the supply of LNG.

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

We have derived, and believe that we will continue to derive, a significant portion of our voyage revenues from a limited number of customers. One customer accounted for 20% ($392.2 million) of our consolidated voyage revenues during 2005. The same customer accounted for 17% ($373.7 million) of our consolidated voyage revenues during 2004 and 15% ($239.5 million) during 2003. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.

The oil tanker and LNG carrier industries are subject to substantial environmental and other regulations, which may significantly increase our expenses.

Our operations are affected by extensive and changing environmental protection laws and other regulations and international conventions. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for ship modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase our costs. This could have a material adverse effect on our business, financial condition and results of operations.

The United States Oil Pollution Act of 1990 (or OPA 90) in particular has increased our expenses. OPA 90 provides for the phase-in of the exclusive use of double-hull tankers at United States ports, as well as potentially unlimited liability for owners, operators and demise or bareboat charterers for oil pollution in U.S. waters. To comply with the OPA 90, tanker owners generally incur increased costs in meeting additional maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining required insurance coverage. OPA 90 requires owners and operators of vessels operating in U.S. waters to establish and maintain with the United States Coast Guard evidence of insurance or of qualification as a self-insurer or other evidence of financial responsibility sufficient to meet their potential liabilities under the OPA 90.

Following the example of the OPA 90, the International Maritime Organization (or IMO), the United Nations’ agency for maritime safety, has adopted regulations for tanker design and inspection that are designed to reduce oil pollution in international waters. In December 2003 the IMO announced regulations accelerating the phase out of single-hull tankers. The regulations impose a more rigorous inspection regime for older tankers and ban the carriage of heavy oils on single-hull tankers. As a result of changes to these regulations, we recorded a non-cash write-down of the book value of certain vessels totalling $56.9 million during the fourth quarter of 2003. We have subsequently sold all of our vessels affected by these regulations. Please read Item 4 – Information on the Company: Regulations.

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

A principal component of our strategy is to continue to grow by expanding our business both in the geographic areas and markets where we have historically focused as well as into new geographic areas, market segments and services. We may not be successful in expanding our operations and any expansion may not be profitable. Our strategy of growth through acquisitions involves business risks commonly encountered in acquisitions of companies, including: disruption of our ongoing business; difficulties in integrating the operations, personnel and business culture of acquired companies; difficulties of coordinating and managing geographically separate organizations; adverse effects on relationships with our existing suppliers and customers, and those of the companies acquired; difficulties entering geographic markets or new market segments in which we have no or limited experience; and loss of key officers and employees of acquired companies.

Our failure to effectively integrate businesses we may acquire in the future may harm our business and results of operations.

The process of integrating operations could also cause an interruption of, or loss of momentum in, the activities of one or more of an acquired company’s businesses and our businesses. Members of our senior management may be required to devote considerable amounts of time to this integration process, which would decrease the time they have to manage our business, service existing customers and attract new customers. If our senior management were unable to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

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

Our growth has placed and will continue to place significant demands on our management, operational and financial resources. As we expand our operations, we must effectively manage and monitor operations, control costs and maintain quality and control in geographically dispersed markets. Our future growth and financial performance will also depend on our ability to recruit, train, manage and motivate our employees to support our expanded operations and continue to improve our customer support, financial controls and information systems.

These efforts may not be successful and may not occur in a timely or efficient manner. Failure to effectively manage our growth and the system and procedural transitions required by expansion in a cost-effective manner could have a material adverse affect on our business.

Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.

The operation of oil tankers and LNG carriers is inherently risky. Although we carry hull and machinery (marine and war risk) protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage of pollution. A catastrophic oil spill or marine disaster could result in losses that exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage.

An incident involving environmental damage or pollution and any of our vessels could harm our reputation and business.

Oil spills and other tanker-related environmental incidents have created increased demand for modern vessels operated by ship management companies with a reputation for safety and environmental compliance. Any event involving our tankers that results in material environmental damage or pollution could harm our reputation for safety and environmental compliance and decrease the demand for our services, which could harm our business.

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

If we were unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2005, we had 17 newbuildings on order with deliveries scheduled between 2006 and 2009. As of December 31, 2005, progress payments made towards these newbuildings, excluding payments made by our joint venture partners, totaled $397.5 million. We may order additional newbuildings in the future.

As at December 31, 2005, we had options to have constructed four LNG carriers at predetermined prices. The options for two of these carriers, which are scheduled for delivery in 2010, expire on April 15, 2006. If we exercise the options then the $6.0 million cost for the options will be applied to the first construction installment payments. The options for the other two LNG carriers expired on February 28, 2006 and have been forfeited. However, as of the date of this annual report, we were in discussions with the counterparty to the options on these two LNG carriers and were exploring various alternatives which may enable us to apply some or all of the forfeited option cost against other vessels we may order from them.

Exposure to currency exchange rate and interest rate fluctuations could result in fluctuations in our cash flows and operating results.

Substantially all of our revenues are earned in U.S. Dollars, although we are paid in Euros and Australian Dollars under some of our charters. A portion of our operating costs are incurred in currencies other than U.S. Dollars. This partial mismatch in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Norwegian Kroner, the Australian Dollar, the Canadian Dollar, the Singapore Dollar, the Japanese Yen, the British Pound and the Euro. We also make payments under two Euro-denominated term loans. If the amount of our Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to other currencies also result in fluctuations of our reported revenues and earnings. In addition, under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant non-monetary foreign currency exchange gains or losses each period. The primary source of these gains and losses is our Euro-denominated term loans.

At December 31, 2005, approximately $1,352.2 million, or 73%, of our long-term debt bore interest at floating interest rates. To partially mitigate this interest rate exposure, we have entered into interest rate swaps that effectively change our interest rate exposure from floating LIBOR and EURIBOR rates to average fixed rates. Please read Item 11 – Quantitative and Qualitative Disclosures About Market Risk.

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

In 2005 and 2004, approximately 13.1% and 15.2%, respectively, of our gross shipping revenues were derived from U.S. sources attributable to the transportation of cargoes to or from the United States. The average U.S. federal income tax on such U.S. source income, in the absence of exemption under Section 883, would have been 4% thereof, or approximately $10.3 million and $13.7 million, respectively, for 2005 and 2004.

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

Our spot tanker segment includes our conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts (contracts with an initial term of less than three years). As of December 31, 2005, our Aframax vessels, which had a total cargo capacity of approximately 4.6 million deadweight tonnes, represented approximately 7% of the total tonnage of the world Aframax fleet. Please read Item 4 – Information on the Company: Our Fleet.

Our fixed-rate tanker segment includes our shuttle tanker operations, floating storage and off-take vessels, a liquid petroleum gas carrier and certain conventional crude oil, methanol and product tankers on long-term fixed-rate time-charter contracts or contracts of affreightment, under which we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time. As of December 31, 2005, our shuttle tanker fleet, which had a total cargo capacity of approximately 4.8 million deadweight tonnes, represented approximately 65% of the total tonnage of the world shuttle tanker fleet. Please read Item 4 – Information on the Company: Our Fleet.

Our fixed-rate LNG segment includes our thirteen LNG carriers, including five newbuildings we have a 70% interest in and four newbuildings we have a 40% interest in. All of our LNG carriers are subject to long-term fixed-rate time charter contracts. As of December 31, 2005, our LNG Fleet, including newbuildings, had a total cargo carrying capacity of 2.2 million cubic meters.

The Teekay organization was founded in 1973. We are incorporated under the laws of the Republic of The Marshall Islands as Teekay Shipping Corporation and maintain our principal executive headquarters at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, The Bahamas. Our telephone number at such address is (242) 502-8820. Our principal operating office is located at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2K2. Our telephone number at such address is (604) 683-3529.

Business Acquisitions and Divestitures

Public Offerings by Teekay LNG Partners L.P.

On May 10, 2005, Teekay’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) completed its initial public offering of 6.9 million common units and during November 2005 Teekay LNG completed a follow-on public offering of an additional 4.6 million common units. As of December 31, 2005, we owned a 67.8% interest in Teekay LNG, including our general partner interest. Please read Item 18 – Financial Statements: Note 3 – Public Offerings of Teekay LNG Partners L.P.

Teekay LNG is a Marshall Islands limited partnership formed by Teekay as part of our strategy to expand our operations in the LNG shipping sector. Teekay LNG provides LNG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies through its fleet of seven LNG carriers (including 3 newbuildings) and eight Suezmax class crude oil tankers, primarily consisting of four LNG carriers and five Suezmax tankers obtained through Teekay’s acquisition of Teekay Spain in April 2004, described in detail below.

Immediately preceding Teekay LNG’s initial public offering, Teekay and Teekay LNG entered into an omnibus agreement governing when they may compete with each other and setting forth certain rights of first offer on LNG carriers and related time charters, in favor of Teekay LNG, and Suezmax tankers and related charters, in favor of Teekay.

Acquisition of Teekay Shipping Spain S.L., formerly Naviera F. Tapias S.A.

On April 30, 2004, we acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries and renamed it Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Spain engages in the marine transportation of crude oil and LNG. We funded this acquisition with a combination of cash, cash generated from operations and borrowings under existing credit facilities. We believe the acquisition of the Teekay Spain business provided us with a strategic platform from which to expand our presence in the LNG shipping sector and immediate access to reputable LNG operations. We anticipate this will continue to benefit us when bidding on future LNG projects. In the transaction, we also entered into an agreement with an entity controlled by the former controlling shareholder of Teekay Spain to establish a 50/50 joint venture that will pursue new business in the oil and gas shipping sectors that relate only to the Spanish market or are led by Spanish entities or entities controlled by a Spanish company.

As at December 31, 2005, Teekay Spain’s LNG fleet consisted of four LNG carriers, which are all contracted under long-term fixed-rate charters to major Spanish energy companies. As at December 31, 2005, Teekay Spain’s conventional crude oil tanker fleet consisted of five Suezmax tankers, all of which are contracted under long-term fixed-rate charters with a major Spanish oil company.

Acquisition of Navion AS

In April 2003, we completed our acquisition of 100% of the issued and outstanding shares of Navion AS. Navion, based in Stavanger, Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of December 31, 2005, consisted of eight owned and 19 chartered-in vessels (excluding five vessels chartered-in from our shuttle tanker subsidiary, Ugland Nordic Shipping AS, and our other subsidiaries), provides logistical services to the Norwegian state-owned oil company, Statoil ASA, and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Subsequent to the acquisition, the operations of UNS and the shuttle tanker operations of Navion were combined into one business unit, Teekay Navion Shuttle Tankers. Navion’s modern, chartered-in, conventional tanker fleet, which as of December 31, 2005, consisted of eight crude oil tankers and 20 product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and off-take vessels currently trading as conventional crude oil tankers in the Atlantic region and one chartered-in methanol carrier on long-term charter to Statoil. Through Navion Chartering AS, an entity owned jointly with Statoil, Navion has a right of first refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. In addition to tanker operations, Navion also constructs, installs, operates and leases equipment that reduces volatile organic compound emissions during loading, transportation and storage of oil and oil products.

Additional information about these acquisitions, including our financing of them, is included in Item 5 – Operating and Financial Review and Prospects.

B. Operations

Spot Tanker Segment

The vessels in our spot tanker segment compete primarily in the Aframax tanker market. In the Aframax market, international seaborne oil and other petroleum products transportation services are provided by two main types of operators: captive fleets of major oil companies (both private and state-owned) and independent ship owner fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels and transport their own oil and oil for third party charterers in direct competition with independent owners and operators. Competition for charters in the Aframax spot charter market is intense and is based upon price, location, the size, age, condition and acceptability of the vessel, and the reputation of the vessel’s manager.

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

As of December 31, 2005, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 38 Aframax vessels), Aframax International Pool (approximately 36 Aframax vessels), Novorossiisk Sea Shipping Co. (approximately 25 Aframax vessels), General Maritime Corporation (approximately 19 Aframax vessels), British Petroleum (approximately 20 Aframax vessels) and Minerva (approximately 17 Aframax vessels).

Our competition in the Aframax (75,000 to 119,999 dwt) market is also affected by the availability of other size vessels that compete in our markets. Suezmax (120,000 to 199,999 dwt) size vessels and Panamax (50,000 to 74,999 dwt) size vessels can compete for many of the same charters for which our Aframax tankers compete. Because of their large size, Very Large Crude Carriers (200,000 to 319,999 dwt) (or VLCCs) and Ultra Large Crude Carriers (320,000+ dwt) (or ULCCs) rarely compete directly with Aframax tankers for specific charters. However, because VLCCs and ULCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

We believe that we have competitive advantages in the Aframax tanker market as a result of the quality, type and dimensions of our vessels and our market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2005, our Aframax tanker fleet (excluding Aframax-size shuttle tankers and newbuildings) had an average age of approximately 7 years, compared to an average age for the world oil tanker fleet, including Aframax tankers, of approximately 8.7 years and for the world Aframax tanker fleet of approximately 9.3 years.

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

During 2005, approximately 51% of our net voyage revenues were earned by the vessels in the spot tanker segment, compared to approximately 62% in 2004 and 63% in 2003. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Fixed-Rate Tanker Segment

The vessels in our fixed-rate tanker segment compete primarily in the offshore loading business. These offshore loading vessels, called “shuttle tankers”, transport oil from offshore production platforms to onshore storage and refinery facilities. Our shuttle tankers are primarily subject to long-term, fixed-rate time-charter contracts for a specific offshore oil field or under contracts of affreightment for various fields. The number of voyages performed under these contracts of affreightment normally depends upon the oil production of each field. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel and the reputation of the vessel’s manager. Technical sophistication of the vessel is especially important in harsh operating environments such as the North Sea. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers could be converted into shuttle tankers by adding specialized equipment to meet the requirements of the oil companies. Shuttle tanker demand may also be affected by the possible substitution of sub-sea pipelines to transport oil from offshore production platforms.

As of December 31, 2005, there were approximately 63 vessels in the world shuttle tanker fleet (including newbuildings), the majority of which operate in the North Sea. As of December 31, 2005, we owned 27 shuttle tankers and chartered-in an additional 13 shuttle tankers. Other shuttle tanker owners in the North Sea include Knutsen OAS Shipping AS, JJ Ugland Group and Penny Ugland, which as of December 31, 2005 owned approximately 17, four and two shuttle tankers, respectively. The remaining owners in the North Sea each owned three or fewer vessels as of that date. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea.

In addition to our shuttle tankers, we have four Floating Storage & Offtake (or FSO) units. FSO units are oil tankers that have been moored in an oil field and have been modified to store and transfer oil. Our large fleet and the secondhand market provide potential vessels for further FSO conversion.

In February 2006, we entered into an agreement with PGS Production AS, a wholly owned subsidiary of Petroleum Geo-Services ASA, to form a joint venture company called Teekay Petrojarl Offshore that will focus on pursuing opportunities involving Floating Production Storage and Offloading (or FPSO) units. An FPSO unit is a type of floating tank system designed to process and store crude oil from a nearby offshore oil platform. An FPSO unit will typically have onboard the capability to carry out the oil separation process, obviating the need for such facilities to be located on an oil platform. The processed oil is periodically offloaded onto shuttle tankers or ocean-going barges for transport to shore. FPSOs are particularly effective in remote or deepwater locations where seabed pipelines or oil platforms are not cost effective.

During 2005, approximately 43% of our net voyage revenues were earned by the vessels in the fixed-rate tanker segment, compared to approximately 36% in 2004 and 37% in 2003. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Fixed-Rate LNG Segment

The vessels in our fixed-rate LNG segment compete in the LNG market. LNG carriers are usually chartered to carry LNG pursuant to time charter contracts, where a vessel is hired for a fixed period of time, usually between 20 and 25 years, and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with these long-term, fixed-rate time charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and short-term time charters of less than 12 months duration have grown from 1% of the market in 1992 to 12% in 2004.

In the LNG market, we compete principally with other private and state-controlled energy and utilities companies that generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as major energy companies have continued to divest non-core businesses.

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

Most new vessels, including all of our vessels, are being built with a membrane containment system. These systems are built inside the carrier and consist of insulation between thin primary and secondary barriers and are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2005, there were approximately 194 vessels in the world LNG fleet, with an average age of approximately 13 years and an additional 127 LNG carriers under construction or on order for delivery through 2010.

Our fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time-charter contracts. The acquisition of Teekay Spain on April 30, 2004 established our entry into the LNG shipping sector. Our fixed-rate LNG segment includes four LNG carriers acquired as part of the Teekay Spain acquisition. As at December 31, 2005, we had nine newbuilding LNG carriers on order, all of which will commence operations upon delivery under long-term fixed-rate time charters and in which our interests range from 40% to 70%. Please read Item 5 – Operation and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Segments – Fixed-Rate LNG Segment.

During 2005, approximately 6% of our net voyage revenues were earned by the vessels in the fixed-rate LNG segment, compared to approximately 2% in 2004. We did not operate LNG carriers prior to 2004. Please read Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Ship Management

Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels. We are also committed to reducing our emissions and waste generation.

Customers and tanker rating services have recognized us for safety, environment, quality and service. Given the emphasis by customers on quality as a result of stringent environmental regulations, and heightened concerns about liability for oil pollution, we believe that our emphasis on quality and safety provides us with a favorable competitive profile. We are one of a few companies who have fully integrated our health, safety, environment and quality management systems. This integration has increased efficiencies in operations and management by reducing redundancies and better aligns our strategies and programs in the relevant systems.

We have achieved certification under the standards reflected in International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, OHSAS 18001 for Occupational Health and Safety, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis. As part of ISM Code compliance, all of our vessels’ safety management certificates are maintained through ongoing internal audits performed by our certified internal auditors and intermediate external audits performed by the classification society Det Norske Veritas.

In our various worldwide facilities we carry out the critical ship management functions of vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial management services for most of our fleet. These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management. Teekay Marine Services AS, our wholly owned subsidiary, provides ship management services for our shuttle tankers, including crewing and maintenance. OSM Ship Management AS (or OSM), a company which is unrelated to us, provides ship management services for three of our conventional tankers. OSM is under contract to provide these services to us until October 2008.

We establish key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets. In 2003, we established a purchasing alliance with two other shipping companies and named it Teekay Bergesen Worldwide. This alliance leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals.

We believe that the generally uniform design of some of our existing and newbuilding vessels and the adoption of common equipment standards provides operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair and spare parts ordering.

Business Structure

Our organization is divided into four key areas: Teekay Tanker Services; Teekay Navion Shuttle Tankers; Teekay Gas & Offshore; and Teekay Marine Services. These centers of expertise work closely with customers and internally to ensure a thorough understanding of our customers’ requirements and to develop tailored solutions.

•	Teekay Tanker Services is responsible for the commercial management of our conventional crude oil and product tanker transportation services. We offer a full range of flexible, customer-focused shipping solutions through our worldwide network of commercial offices.

•	Teekay Navion Shuttle Tankers offers a wide range of shuttle tanker and project services. Our expertise and partnerships allow us to create solutions for customers producing crude oil from offshore installations.

•	Teekay Gas & Offshore offers a diverse range of mooring, floating storage and offloading solutions, as well as gas shipping services, pursuing the LNG and compressed natural gas markets.

•	Teekay Marine Services provides a vast range of marine services and products across all our operations as well as to third-parties.

Business Strategy

We pursue an intensively customer- and operations-oriented business strategy designed to achieve superior operating results. We believe that we have four key competitive strengths:

•	Customer Relationships. We have developed a strong network of customer relationships by providing consistent performance, innovative solutions and exceptional service to quality-sensitive customers.

•	Disciplined Acquisition Strategy. Our acquisition strategy has contributed significantly to our achieving a market concentration in the Aframax and the shuttle tanker markets, which is sufficient to facilitate comprehensive coverage of charterer requirements and provides a base for efficient operation and a high degree of capacity utilization in those markets.

•	Expertise In Marine and Business Operations. We have developed a highly-integrated global network of approximately 5,100 sea staff and shore employees, with comprehensive market intelligence and operational and technical sophistication. This includes full-service marine operations capabilities and experienced management in all functions critical to our operations, which affords a focused marketing effort, high quality and tight cost controls, improved capacity utilization and effective operations and safety monitoring.

•	Financial Strength. We believe our strong balance sheet allows us to take advantage of appropriate investment opportunities throughout the tanker cycle.

As part of our growth strategy, we will continue to consider strategic opportunities, including business acquisitions, such as our acquisitions of Teekay Spain in 2004 and Navion in 2003. To the extent we enter new geographic areas or tanker market segments, there can be no assurance that we will be able to compete successfully. New markets, including the LNG market, may involve competitive factors that differ from those of the Aframax market segment in the Indo-Pacific and Atlantic Basins and the North Sea shuttle tanker market and may include participants that have greater financial strength and capital resources than we have.

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

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism). We do not carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.

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

During 2005, we derived approximately 19% of our total net voyage revenues from our operations in the Indo-Pacific Basin, compared to approximately 23% during 2004. Past political conflicts in that region, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in the region have also been subject to, in limited instances, acts of piracy. In addition to tankers, oil pipelines, LNG facilities and offshore oil fields could also be targets of terrorist attacks. The escalation of existing or the outbreak of future hostilities or other political instability in this region or other regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect our operations and performance. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin or elsewhere as a result of terrorist attacks or other hostilities may limit trading activities with those countries, which could also adversely affect our operations and performance.

Customers

We have derived, and believe that we will continue to derive, a significant portion of our voyage revenues from a limited number of customers. Our customers include major oil companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities that depend upon the tanker transportation trade. One customer, an international oil company, accounted for 20% ($392.2 million) of our consolidated voyage revenues during 2005. The same customer accounted for 17% ($373.7 million) of our consolidated voyage revenues during 2004 and 15% ($239.5 million) of our consolidated voyage revenues during 2003. No other customer accounted for more than 10% of our consolidated voyage revenues during 2005, 2004 or 2003. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.

Our Fleet

The following list provides additional information with respect to our vessels as at December 31, 2005.

-------------------------------------------------------------------------------------------------------------------------
                                                                         Number of Vessels(1)
                                            -----------------------------------------------------------------------------
                                                                  Chartered-in      Newbuildings on
                                              Owned Vessels         Vessels             Order              Total
-------------------------------------------------------------------------------------------------------------------------
 Spot Tanker Segment:
       Suezmax Tankers                                 1                 3                  2                 6
       Aframax Tankers                                21                11                  1                33
       Large Product Tankers                           3                10                  3                16
       Small Product Tankers                           -                11                  -                11
-------------------------------------------------------------------------------------------------------------------------
       Total Spot Tanker Segment                      25                35                  6                66
=========================================================================================================================

 Fixed-Rate Tanker Segment:
       Shuttle Tankers (2)                            27                13                  -                40
       Conventional Tankers (3)                       16                 2                  2                20
       Floating Storage & Offtake (or FSO)
         Units (4)                                     4                 -                  -                 4
       LPG / Methanol Carriers                         1                 1                  -                 2
-------------------------------------------------------------------------------------------------------------------------
       Total Fixed-Rate Tanker Segment                48                16                  2                66
=========================================================================================================================

 Fixed-Rate LNG Segment (5)                            4                 -                  9                13
-------------------------------------------------------------------------------------------------------------------------
                                           Total      77                51                 17               145
=========================================================================================================================
(1)	Excludes vessels managed for third parties.
(2)	Includes six shuttle tankers of which our ownership interests range from 50% to 50.5%.
(3)	Includes eight Suezmax tankers owned by subsidiaries of Teekay LNG.
(4)	Includes one FSO unit of which our ownership interest is 89%.
(5)	The four existing LNG carriers are owned by Teekay LNG; Teekay LNG has agreed to acquire Teekay’s 70% interest in three of the LNG newbuildings; and, in accordance with existing agreements, Teekay will offer to Teekay LNG all its interests in the remaining six LNG carrier newbuildings, which interests include a 70% interest in two vessels and a 40% interest in four vessels.

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

As of December 31, 2005, we had 17 newbuildings on order. Please read Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations and Item 18 – Financial Statements: Note 17(a) – Commitments and Contingencies – Vessels Under Construction.

Please read Item 18 – Financial Statements: Note 9 – Long-Term Debt for information with respect to major encumbrances against our vessels.

Classification, Audits and Inspections

The hull and machinery of all of our vessels have been “classed” by one of the major classification societies: Det Norske Veritas, Lloyd’s Register of Shipping, Nippon Kaiji Kyokai or American Bureau of Shipping. The classification society certifies that the vessel has been built and maintained in accordance with the rules of that classification society. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (an Intermediate Survey) and the fourth or fifth annual inspection being the most comprehensive survey (a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel in addition to a more detailed inspection of hull and machinery. Many of our vessels have qualified with their respective classification societies for drydocking every four or five years in connection with the Special Survey and are no longer subject to the Intermediate Surveys. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel hull to accommodate underwater inspections by divers.

The vessel’s flag state, or the vessel’s classification if nominated by the flag state, also inspect our vessels to ensure they comply with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a condition to chartering, and regular inspections are standard practice under long-term charters as well.

Port state authorities, such as the U.S. Coast Guard and the Australian Maritime Safety Authority, also inspect our vessels when they visit their ports.

We believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Our vessels are also regularly inspected by our seafaring staff, who perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year. Upon completion of each inspection, action plans are developed to address any items requiring improvement. All action plans are monitored until they are completed. The objectives of these inspections are to:

•	ensure our operating standards are being adhered to;
•	maintain the structural integrity of the vessel;
•	maintain machinery and equipment to give full reliability in service;
•	optimize performance in terms of speed and fuel consumption; and
•	ensure the vessel’s appearance will support our brand and meet customer expectations.

To achieve our vessel structural integrity objective, we use a comprehensive “Structural Integrity Management System” we developed. This system is designed to closely monitor the condition of our vessels and to ensure that structural strength and integrity are maintained throughout a vessel’s life.

We have obtained approval for our safety management system as being in compliance with the ISM Code. Our safety management system has also been certified as being compliant with ISO 9001, 14001 and OSHAS 18001 standards. To maintain compliance, the system is audited regularly by either the vessels’ flag state or, when nominated by them, a classification society. Certification is valid for five years subject to satisfactorily completing internal and external audits.

Organizational Structure

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as at December 31, 2005.

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

Under IMO regulations, an oil tanker must be of double-hull construction, be of mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective April 5, 2005, accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. As a result of these regulations, in 2003 we recorded a non-cash write-down of the book value of the affected vessels totaling $56.9 million. We subsequently sold all the vessels affected by these regulations and no longer own any single-hull vessels.

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the ISM Code, the International Convention on Prevention of Pollution from Ships (the MARPOL Convention), the International Convention on Civic Liability for Oil Pollution Damage of 1969, the International Convention on Load Lines of 1966, and, specifically with respect to LNG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (or the IGC Code). SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the Coast Guard and European Union authorities have indicated that vessels not in compliance with ISM Code will be prohibited from trading in U.S. and European ports.

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

ISPS was adopted in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA, and we expect all relevant newbuildings to comply upon delivery.

LNG carriers are also subject to regulation under the IGC Code. Each LNG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG carriers currently is in substantial compliance with the IGC Code, and each of our LNG newbuilding shipbuilding contracts requires compliance prior to delivery.

Annex VI to MARPOL, which became effective internationally on May 19, 2005, sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI also imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with more stringent controls on sulfur emissions. For vessels over 400 gross tons, Annex VI imposes various survey and certification requirements. The United States has not yet ratified Annex VI. Vessels operated internationally, however, are subject to the requirements of Annex VI in those countries that have implemented its provisions. We believe that the cost of our complying with Annex VI will not be material.

Environmental Regulations—The United States Oil Pollution Act of 1990 (or OPA 90). OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, fuel (or bunkers) or lubricants. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

•	natural resources damages and the related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons per incident, subject to possible adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each of our vessel's pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in United States waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period (1995 to 2015) based on size, age and hull construction. Vessels with double-sides and double-bottoms are granted an additional five years of service life before being phased out. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore. All of our existing tankers are, and all of our newbuildings will be, double-hulled.

In December 1994, the United States Coast Guard (or Coast Guard) implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act (or CERCLA) liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.

The Coast Guard’s regulations concerning certificates of financial responsibility (or COFR) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR. In addition, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFR under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by obtaining financial guaranties from a third-party. If other vessels in our fleet trade into the United States in the future, we expect to obtain additional guaranties from third-party insurers or to provide guaranties through self-insurance.

OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. We intend to comply with all applicable state regulations in the ports where our vessels call.

Owners or operators of tank vessels operating in United States waters are required to file vessel response plans with the Coast Guard, and their tank vessels are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge";

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

We have filed vessel response plans with the Coast Guard for the tankers we own and have received approval of such plans for all vessels in our fleet to operate in United States waters. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

OPA 90 allows U.S. state legislatures to pre-empt associated regulation if the state’s regulations are equal or more stringent. Several coastal states such as California, Washington and Alaska require state specific COFR and vessel response plans.

CERCLA contains a similar liability regime to OPA 90, but applies to the discharge of “hazardous substances” rather than “oil.” Petroleum products and LNG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG carriers might fall within its scope. CERCLA imposes strict joint and several liability upon the owner, operator or bareboat charterer of a vessel for cleanup costs and damages arising from a discharge of hazardous substances.

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

Environmental Regulation—Other Environmental Initiatives.

Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil (not LNG) as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $6.5 million plus approximately $899 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $128 million per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency, have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the transmission, distribution, supply and storage of LNG, the discharge of ballast water and the discharge of bunkers as potential pollutants, and requiring the installation on ocean-going vessels of pollution prevention equipment such as oily water separators and bilge alarms.

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

For 2005 and 2004, approximately 13.1% and 15.2%, respectively, of our gross shipping revenues were derived from U.S. sources attributable to the transportation of cargoes to or from the United States. The average U.S. federal income tax on such U.S. source income, in the absence of exemption under Section 883, would have been 4% thereof, or approximately $10.3 million and $13.7 million, respectively, for 2005 and 2004.

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

Final Treasury regulations interpreting Section 883 were promulgated in August 2003 and became effective for tax years beginning after September 24, 2004 (January 1, 2005 for calendar year taxpayers). For purposes of this discussion, we have assumed these regulations apply for 2005. As of the date of this report, we believe that we qualify for the Section 883 exemption from U.S. tax on U.S. source shipping income under the final Treasury Regulations on the basis that we satisfy the country of organization requirement because we are organized in the Marshall Islands and the publicly-traded requirement because our stock is primarily and regularly traded on an established securities market in the United States within the meaning of the Section 883 of the Code and the Treasury Regulations thereunder. We can give no assurance that any changes in the ownership of our stock subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.

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

If we have transportation income that is deemed to be “effectively connected” with a trade or business in the U.S. and we do not qualify for the Section 883 exemption, we may be subject to corporate income tax on a net basis (currently the highest statutory rate is 35%); however, we do not expect to have any transportation income that is U.S. effectively connected income.

Marshall Islands, Bahamian and Bermudian Taxation

We believe that neither we nor our subsidiaries will be subject to taxation under the laws of the Marshall Islands, the Bahamas or Bermuda, and distributions by our subsidiaries to us also will not be subject to any taxes under the laws of such countries.

Norwegian Taxation

Our Norwegian subsidiaries are subject to the ordinary Norwegian corporate tax legislation, which in general charges a 28% tax on taxable income. As of December 31, 2005, the operations of our Norwegian subsidiaries consisted of:

•	ownership and operation of four shuttle tankers (including two 50%-owned vessels);
•	one chartered-in shuttle tanker;
•	ownership and operation of two FSO vessels currently trading as conventional crude oil tankers;
•	commercial management services for certain of our crude oil and product tankers;
•	our wholly owned subsidiary, Teekay Marine Services AS;
•	our 50% owned subsidiary, Ugland Stena Storage; and
•	12 plants installed on shuttle tankers that reduce volatile organic compound emissions during loading, transportation and storage of oil and oil products.

We don’t expect that payment of Norwegian income taxes will have a material effect on our results.

Spanish Taxation

Spain imposes income taxes on income generated by our majority owned Spanish subsidiary’s shipping related activities at a rate of 35%. Two alternative Spanish tax regimes provide incentives for Spanish companies engaged in shipping activities, the Canary Islands Special Ship Registry (or CISSR) and the Spanish Tonnage Tax Regime (or TTR). As at December 31, 2005, the vessels operated by our operating Spanish subsidiaries were subject to the CISSR; however, we have applied for all but two of these vessels to be taxed under the TTR commencing with the 2006 tax year.

Our Spanish subsidiary’s vessels are registered in the CISSR and are thus allowed a credit, equal to 90% of the tax payable on income from the commercial operation of the Canary Islands registered ships, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3.5% on income from the operation of these vessels. Vessel sales are subject to the full 35% Spanish tax rate. A 20% reinvestment credit it available if the entire gross proceeds from the vessel sale are reinvested in a qualifying asset and if the asset disposed of has been held for a minimum period of one year.

Under the TTR, the applicable income tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company’s disposal, excluding time required for repairs. The tax base ranges from 0.20 Euros per day per 100 tonnes to 0.90 Euros per day per 100 tonnes, against which the generally applicable tax rate of 35% will apply. If the shipping company also engages in activities other than those subject to the TTR regime, income from those other activities will be subject to tax at the generally applicable rate of 35%. If a vessel is acquired and disposed of by a company while it is subject to the TTR regime, any gain on the disposition of the vessel generally is not subject to Spanish taxation. If the company acquired the vessel prior to becoming subject to the TTR regime or if the company acquires a used vessel after becoming subject to the TTR regime, the difference between the fair market value of the vessel at the time it enters into the TTR and the tax value of the vessel at that time is added to the taxable income in Spain when the vessel is disposed of and generally remains subject to Spanish taxation at the rate of 35%.

We don’t expect Spanish income taxes will have a material effect on our results.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Teekay is one of the world’s leading providers of international crude oil and petroleum product transportation services. We estimate that we transported more than 10% of the world’s seaborne oil in 2005. Through our publicly listed subsidiary, Teekay LNG Partners L.P. (or Teekay LNG), we have expanded into the liquefied natural gas (or LNG) shipping sector. As at December 31, 2005, our fleet (excluding vessels managed for third parties) consisted of 145 vessels (including 17 newbuildings on order, 53 vessels time-chartered-in and five vessels owned through joint ventures). Our conventional oil tankers provide a total cargo-carrying capacity of approximately 13.6 million deadweight tonnes (or mdwt), and our LNG and liquid petroleum gas carriers have total cargo-carrying capacity of approximately 2.2 million cubic meters.

Our voyage revenues are derived from:

•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate;
•	Time charters and bareboat charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component, based on inflation, interest rates or current market rates; and
•	Contracts of affreightment, where we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time.

The table below illustrates the primary distinctions among these types of charters and contracts:

                                                                                             Contract of
                              Voyage Charter(1)     Time Charter     Bareboat Charter        Affreightment
Typical contract length...... Single voyage         One year or more One year or more        One year or more
Hire rate basis(2)........... Varies                Daily            Daily                   Typically daily
Voyage expenses(3) .......... We pay                Customer pays    Customer pays           We pay
Vessel operating expenses(3). We pay                We pay           Customer pays           We pay
Off-hire(4) ................. Customer does not pay Varies           Customer typically pays Customer typically
                                                                                                 does not pay
___________________________

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

Spot Tanker Segment

Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. Substantially all of our conventional Aframax, large product and small product tankers are among the vessels included in the spot tanker segment. Our spot market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. As at December 31, 2005, we had one Aframax tanker on order in our spot tanker segment scheduled to be delivered in April 2007, three large product tanker scheduled to be delivered between November 2006 and January 2007 and two Suezmax tankers scheduled to be delivered in August and December 2008.

Fixed-Rate Tanker Segment

Our fixed-rate tanker segment includes our shuttle tanker operations, floating storage and offtake vessels, a liquid petroleum gas carrier and conventional crude oil, methanol and product tankers on long-term fixed-rate time charter contracts or contracts of affreightment. Our shuttle tanker business, which is operated through our business unit Teekay Navion Shuttle Tankers, includes the shuttle tanker operations of our subsidiaries Navion AS and Ugland Nordic Shipping AS. This business unit provides services to oil companies, primarily in the North Sea, under long-term fixed-rate contracts of affreightment or time charter contracts. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the offshore oil platforms, which generally reduces oil production. As at December 31, 2005, we had on order for our fixed-rate segment two newbuilding conventional crude oil Aframax tankers. Upon their deliveries, which are scheduled for January and March 2008, the vessels will commence 10-year time charters to our Skaugen PetroTrans joint venture.

Fixed-Rate LNG Segment

Our fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time charter contracts. The acquisition of Teekay Shipping Spain, S.L. (or Teekay Spain) on April 30, 2004 established our entry into the LNG shipping sector. Our fixed-rate LNG segment includes four LNG carriers acquired as part of the Teekay Spain acquisition. Two of the LNG carriers have been included from the date of the Teekay Spain acquisition. The other two LNG carriers delivered in July and December 2004, respectively. As at December 31, 2005, we had nine newbuilding LNG carriers on order. Three of these carriers will commence service under long-term contracts with Ras Lafan Liquefied Natural Gas Co. Limited II (or RasGas II), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. These charters will commence upon deliveries of the vessels, which are scheduled for the fourth quarter of 2006 and the first half of 2007. The vessels will be time-chartered to RasGas II for a period of 20 years, with a charterer’s option to extend for periods up to an additional 15 years. These LNG charter contracts are subject, in certain circumstances, to termination and vessel purchase rights in favor of RasGas II. Qatar Gas Transport Company has exercised its right to acquire a 30% interest in these vessels. In connection with the closing of its initial public offering, we transferred to Teekay LNG all of our delivered LNG carriers and agreed to sell to Teekay LNG all of our interest in the three RasGas II vessels upon delivery of the first vessel in 2006.

In July 2005, we were awarded a 70% interest in two LNG carriers and related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The customer will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. We have contracted to construct two double-hulled LNG carriers of 155,000 cubic meters each at a total delivered cost of approximately $450.0 million (including the joint venture partner’s 30% share of approximately $135.0 million). The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. We will have operational responsibility for the vessels in this project. In accordance with an existing agreement, we are required to offer our ownership interest in these carriers and related charter contracts to Teekay LNG. The remaining 30% interest in the project is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk.

In August 2005, we were awarded a 40% interest in four LNG carriers and related 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to service expansion of the LNG project in Qatar. The customer will be Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. We have contracted to construct four double-hulled LNG carriers of 217,000 cubic meters each at a total delivered cost of approximately $1.1 billion (of which our 40% portion is approximately $0.4 billion). The charters will commence upon vessel deliveries, which are scheduled for the first half of 2008. The remaining 60% interest in the project will be held by Qatar Gas Transport Company Ltd. We will have operational responsibility for the vessels in this project. Under the charters, Qatar Gas Transport Company Ltd. may assume operational responsibility beginning 10 years following delivery of the vessels. In accordance with an existing agreement, we are required to offer our ownership interest in these vessels and related charter contracts to Teekay LNG.

Public Offerings by Teekay LNG Partners L.P.

On May 10, 2005, Teekay LNG sold, as part of an initial public offering, 6.9 million of its common units at $22.00 per unit for proceeds of $135.7 million, net of $16.1 million of commissions and other expenses associated with the offering.

In November 2005, Teekay LNG completed a follow-on public offering of 4.6 million common units at a price of $27.40 per unit. Proceeds from the follow-on offering were $120.3 million, net of an estimated $5.8 million of commissions and other expenses associated with the offering. As of December 31, 2005, we owned a 67.8% interest in Teekay LNG, including our 2% general partner interest. Please read Item 18 – Financial Statements: Note 3 – Public Offerings of Teekay LNG Partners L.P.

Sale of Three Suezmax Tankers to Teekay LNG Partners L.P.

In November 2005, we sold to Teekay LNG three double-hulled Suezmax class crude oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180.0 million. These vessels, the African Spirit, the Asian Spirit and the European Spirit, have an average age of two years and are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Teekay LNG financed the acquisition with the net proceeds of the previously-mentioned follow-on public offering of its common units, together with borrowings under a revolving credit facility and cash balances.

Acquisition of Teekay Shipping Spain, S.L.

On April 30, 2004, we acquired 100% of the issued and outstanding shares of Teekay Spain for $298.2 million in cash and the assumption of existing debt and then remaining newbuilding commitments. Please read Item 4 – Information on the Company: Business Acquisitions and Divestitures – Acquisition of Teekay Shipping Spain S.L., formerly Naviera F. Tapias S.A. and Item 18 – Financial Statements: Note 4 – Acquisition of Teekay Shipping Spain S.L.

Acquisition of Navion AS

In April 2003, we completed our acquisition of 100% of the issued and outstanding shares of Navion AS for approximately $774.2 million in cash, including transaction costs of approximately $7.0 million. Please read Item 4 – Information on the Company: Business Acquisitions and Divestitures – Acquisition of Navion AS and Item 18 – Financial Statements: Note 5 – Acquisition of Navion AS.

IMO and European Union Regulatory Changes

As described above under “Item 4. Information on the Company: Regulations,” in 2003 both the International Maritime Organization (or IMO), the United Nations’ global maritime regulatory body, and the European Union Parliament adopted regulations that, among other things, accelerate the phasing-out of single-hull tankers. As a result of these regulations, which became effective April 5, 2005, we recorded a $56.9 million non-cash write-down in our spot tanker segment in 2003. We have subsequently sold all of our vessels affected by these regulations as part of our fleet renewal program. Management believes that these IMO and European Union regulations may result in further market discrimination against older single-hull vessels.

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

Forward Freight Agreements. We are exposed to freight rate risk for vessels in our spot tanker segment from changes in spot market rates for vessels. In certain cases, we use forward freight agreements (or FFAs) to manage this risk. FFAs involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of our exposure to the spot charter market. These agreements are recorded as assets or liabilities and measured at fair value. Changes in the fair value of the FFAs are recognized in other comprehensive income (loss) until the hedged item is recognized as voyage revenue in income. The ineffective portion of a change in fair value is immediately recognized into income through voyage revenues.

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

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or GAAP).

Vessel Operating Expenses. Under all types of charters for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze our income from vessel operations for each segment, which represents the income we receive from the segment after deducting operating expenses, but prior to the deduction of interest expense, income taxes, foreign currency and other income and losses.

Drydocking.     We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•	charges related to the amortization of the fair value of the time charters, contracts of affreightment and intellectual property where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period which the asset is expected to contribute to our future cash flows.

Time Charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of “time charter equivalent” (or TCE) rates, which represent net voyage revenues divided by revenue days.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net voyage revenues between periods.

Calendar-ship-days.     Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar-ship-days primarily in explaining changes in vessel operating expenses, time charter hire expense and depreciation and amortization.

Restricted Cash Deposits. Under capital lease arrangements for two of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, or bareboat charters, for the vessels. The restricted cash deposits, together with interest earned thereon, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms. During vessel construction, we used the term loan borrowings to make restricted cash deposits equal to construction installment payments. We also maintain restricted cash deposits relating to certain term loans and other obligations. Please read Item 18 – Financial Statements: Note 11 – Capital Leases and Restricted Cash.

Tanker Market Overview

During 2005, crude tanker freight rates eased from the peaks of 2004 but remained significantly higher than historical averages. Freight rates for product tankers rose to near record levels, driven to a large extent by tightness in refinery upgrading capacity in key consuming regions and hurricane-related disruptions in the U.S. Gulf. In the aftermath of the hurricanes, U.S. Gulf crude production and refinery operations faced severe disruptions, which led to longer haul movements of crude oil and finished products, resulting in increased tonne-mile demand for tankers.

The pace of global economic growth eased from 2004 but remained robust in historical terms, driven predominantly by the United States, China and India. Growth in oil demand in 2005 compared to 2004 was dampened by high oil prices and the elimination of price subsidies in some Asian countries. The majority of growth in oil demand was met by longer-haul OPEC production, as non-OPEC output remained flat from the previous year. Overall, global oil supply rose 1.0 mb/d (or 1.2%) over 2004 to 84.1 mb/d. The increase in transportation distances helped to maintain high utilization of the world tanker fleet in spite of its growing at an above-average rate. Overall, the size of the world tanker fleet rose to 327.5 mdwt as of December 31, 2005, up 22.7 mdwt (or 7.4%) from the end of 2004. As a result, tanker freight markets remained sensitive to external disruptions which kept spot tanker rates at healthy levels.

The outlook for the tanker market during 2006 is positive based on market fundamentals and the effect of short-term events. The global economy remains strong and is expected to drive oil demand growth during the year.

As of March 2006 the International Energy Agency estimated oil demand growth of 1.5 mb/d (or 1.8%) for 2006 compared to 2005 demand, driven mainly by the United States and China. With oil prices remaining at high levels, OPEC members are not cutting back on their oil production quota limits, in spite of the seasonally weak second quarter due to ongoing geopolitical factors. OPEC is expected to increase its crude oil production capacity by approximately 0.9 mb/d during 2006 with the majority of the increase coming from Middle East producers. Non-OPEC production is also estimated to grow during 2006, led by the former Soviet Union, West Africa and Latin America.

Longer haul crude trades are likely to increase as a result of U.S. Gulf offshore crude production outages expected to persist through to the middle of the 2006 and anticipated increase in crude and fuel oil movements from the Atlantic Basin to Asia. In the product tanker sector, bottlenecks in the refining system, coupled with refinery outages and implementation of new fuel specifications in the United States, may also result in a further increase in the long haul trades.

During 2006, the growth in the tanker fleet will be dictated mainly by mandatory and voluntary scrapping levels, and the removal of vessels from the fleet for conversion and use in the offshore sector, where demand is rising. The tanker orderbook at the end of 2005 was down slightly from 2004, and it is expected that the pace of crude tanker deliveries will be slower in 2006, while product tanker deliveries in 2006 are expected to remain consistent with 2005 levels. Charterer discrimination against single-hull tonnage continues to grow, which marginalizes a portion of the world fleet.

Based on finely balanced market fundamentals, the tanker market is likely to remain above mid-cycle with short-term disruptions having the potential to stretch fleet utilization levels.

Results of Operations

In accordance with GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable. Please read Item 18 – Financial Statements: Note 2 – Segment Reporting.

The following table compares our operating results by reportable segment for 2005, 2004 and 2003, and compares our net voyage revenues (which is a non-GAAP financial measure) by reportable segment for 2005, 2004, and 2003 to voyage revenues, the most directly comparable GAAP financial measure:

----------- ------------------------------------------- ------------------------------------------ ---------------------
                           2005                                   2004                            2003
                     Fixed-   Fixed-                        Fixed-   Fixed-                       Fixed-
             Spot     Rate     Rate                Spot      Rate     Rate                Spot     Rate
            Tanker   Tanker    LNG                Tanker    Tanker    LNG                Tanker   Tanker
           Segment  Segment  Segment    Total     Segment   Segment  Segment   Total     Segment  Segment   Total
           ($000's) ($000's) ($000's)  ($000's)  ($000's)  ($000's) ($000's)  ($000's)  ($000's) ($000's) ($000's)
----------- -------- -------- ------- ---------- ---------- -------- ------- ---------- ---------- -------- ----------

Voyage
 revenues 1,122,845  734,128  97,645  1,954,618  1,450,791  725,061  43,386  2,219,238 1,081,974 494,121 1,576,095
Voyage
 expenses   347,043   72,078      48    419,169    355,116   77,058     221    432,395   342,928  51,728   394,656
----------- -------- -------- ------- ---------- ---------- -------- ------- ---------- --------- -------- ---------
Net voyage
 revenues   775,802  662,050  97,597  1,535,449  1,095,675  648,003  43,165  1,786,843   739,046 442,393 1,181,439
Vessel
 operating
 expenses    62,525  128,916  15,308    206,749     93,394  117,586   7,509    218,489   126,261  84,435   210,696
Time charter
 hire
 expense    273,730  194,260       -    467,990    263,122  194,058       -    457,180   168,344 136,279   304,623
Depreciation
 and amor-
 tization    55,105  120,064  30,360    205,529     95,570  129,074  12,854    237,498   106,374  84,863   191,237
General and
 administ-
 rative (1)  89,465   57,059  13,183    159,707     70,371   56,431   3,940    130,742    53,338  31,809    85,147
Writedown/
 (gain) on
 sale of
 vessels and
 equipment (142,004)   2,820       -   (139,184)   (72,101)  (7,153)      -    (79,254)   90,326      63    90,389
Restructuring
 charge       1,927      955       -      2,882      1,002        -       -      1,002     4,382   2,001     6,383
            -------- ------- -------- ---------- ---------- -------- ------- ---------- --------- -------- ---------
Income from
 vessel
 operations 435,054  157,976  38,746    631,776    644,317  158,007  18,862    821,186   190,021 102,943   292,964
----------- -------- ------- -------- ---------- ---------- -------- ------- ---------- --------- -------- ---------
(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

The following table outlines the TCE rates earned by the vessels in our spot tanker segment for 2005, 2004 and 2003:

------------------ -------------------------------- -------------------------------- --------------------------------
                               2005                             2004                            2003
                                       TCE per                          TCE per                           TCE per
                Net Voyage             Revenue   Net Voyage             Revenue   Net Voyage              Revenue
Vessel Type      Revenues    Revenue      Day     Revenues    Revenue      Day     Revenues    Revenue      Day
                 ($000's)     Days        ($)     ($000's)     Days        ($)     ($000's)     Days        ($)
--------------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

VLCC                 8,347         90     92,744     67,129        876     76,631     36,891        807    45,714
Suezmax(1)          68,395      1,862     36,732    122,412      2,374     51,564     62,909      1,790    35,145
Aframax(1)         536,390     14,587     36,769    802,914     20,377     39,403    535,260     20,704    25,853
Oil/Bulk/Ore (2)         -          -          -      3,269        150     21,793     39,849      2,389    16,680
Large Product(1)   103,802      3,480     29,828     50,221      1,962     25,597     17,331        560    30,948
Small Product       58,868      3,957     14,877     49,175      3,515     13,990     27,960      2,392    11,689
--------------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
  Totals           775,802     23,976     32,357  1,095,120     29,254     37,435    720,200     28,642    25,145
=============== ========== ========== ========== ========== ========== ========== ========== ========== ==========
(1)	Results for 2005 and 2004 for our Suezmax tankers include realized losses from FFAs of $3.0 million (or $1,630 per revenue day) and $11.3 million (or $4,757 per revenue day), respectively. Results for 2003 for our Suezmax tankers include realized gains from FFAs of $0.6 million (or $324 per revenue day).

Results for 2005, 2004 and 2003 for our Aframax tankers include realized losses from FFAs of $1.2 million (or $84 per revenue day), $10.5 million (or $513 per revenue day), and $0.3 million (or $15 per revenue day), respectively.

Results for 2005 for our large product tankers include realized gains from FFAs of $0.4 million (or $113 per revenue day). We did not enter into FFAs for the product tanker fleet prior to 2005.

(2)	The oil/bulk/ore fleet’s net voyage revenues exclude $0.5 million (2004) and $18.8 million (2003) of net voyage revenues earned by the minority pool participants in the tanker pool we operated prior to our disposition of all of our oil/bulk/ore carriers and the termination of the pool in 2004.

Year Ended December 31, 2005 versus Year Ended December 31, 2004

We acquired Teekay Spain on April 30, 2004. Consequently, our 2004 financial results for our segments only reflect Teekay Spain’s results of operations commencing May 1, 2004.

Spot Tanker Segment

TCE rates for the vessels in our spot tanker segment primarily depend on oil production and consumption levels, the number of vessels in the worldwide tanker fleet scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of our dependence on the spot tanker market, any fluctuations in TCE rates will affect our revenues and earnings. Our average TCE rate for the vessels in our spot tanker segment decreased 13.6% to $32,357 for 2005, from $37,454 for 2004. During 2005, approximately 51% of our net voyage revenues were earned by the vessels in the spot tanker segment, compared to approximately 62% in 2004. This percentage decrease from 2004 was due primarily to our acquisition of Teekay Spain’s fixed-rate Suezmax tanker and LNG fleet, the sale of a number of older vessels from our spot tanker segment during 2005 and the decrease in spot tanker rates compared to 2004, partially offset by newbuilding deliveries and an increase in the number of chartered-in vessels in our spot tanker segment.

The following table provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

--------------------------------------------------------------------------------------------------------------------
                                  2005                              2004                       Percentage Change
                             (Calendar Days)                   (Calendar Days)                        (%)
--------------------- --------------------------------- -------------------------------- ---------------------------

Owned Vessels                    10,733                            16,181                            (33.7)
Chartered-in Vessels             13,552                            13,460                              0.7
--------------------- --------------------------------- -------------------------------- ----------------------------
Total                            24,285                            29,641                            (18.1)
===================== ================================= ================================ ============================

The average fleet size of our spot tanker fleet decreased 18.1% from 29,641 calendar days in 2004 to 24,285 calendar days in 2005. This decrease was primarily the result of:

•	the sale of 13 older Aframax tankers and one older Suezmax tanker in 2005; and

•	the sale of 10 older Aframax tankers and one VLCC in 2004;

partially offset by

•	the delivery of four new Aframax tankers in both 2005 and 2004.

As at December 31, 2005, all our owned and chartered-in vessels in the spot tanker segment were double-hulled.

Net Voyage Revenues. Net voyage revenues for the spot tanker segment decreased 29.2% to $775.8 million for 2005, from $1,095.7 million for 2004. This decrease was primarily due to the decrease in our fleet size as well as the decrease in TCE rates compared to 2004. Voyage expenses decreased 2.3% to $347.0 million for 2005, from $355.1 million for 2004, primarily as a result of the decrease in fleet size, which was primarily offset by an increase in average bunker fuel prices. Port expenses also increased for 2005 compared to 2004 as a result of increased security concerns, particularly in the United States. On a per revenue day basis, voyage expenses increased to $14,475 in 2005 compared to $12,139 in 2004.

Vessel Operating Expenses. Vessel operating expenses decreased 33.1% to $62.5 million for 2005, from $93.4 million for 2004. The decrease in vessel operating expenses was primarily due to the sale of a number of older vessels in 2005 and 2004, partially offset by our newbuilding deliveries during these periods.

Time-Charter Hire Expense. Time-charter hire expense increased 4.0% to $273.7 million for 2005, from $263.1 million for 2004. This increase was due primarily to a 0.7% increase of chartered-in vessels. In addition, our average per ship per day time-charter hire expense increased 3.3% to $20,198 in 2005 compared to $19,548 in 2004.

Depreciation and Amortization. Depreciation and amortization expense decreased 42.3% to $55.1 million for 2005, from $95.6 million for 2004. The decrease was primarily attributable to the previously-mentioned vessel dispositions, partially offset by newbuilding deliveries. Depreciation and amortization expense included amortization of drydocking costs of $6.5 million for 2005, compared to $16.1 million for 2004. The decrease in drydock amortization was primarily due to the previously-mentioned sale of older vessels which required more frequent drydocks.

Gain on Sale of Vessels. Gain on sale of vessels for 2005 of $142.0 million included gains on the sale of the 14 older vessels and one newbuilding, as well as amortization of a deferred gain on the sale and leaseback of three Aframax tankers that occurred in December 2003. The gain on sale of vessels for 2004 of $72.1 million included gains on the sale of 11 older vessels, as well as the amortization of deferred gain from the 2003 sale-leaseback transactions.

Restructuring Charges. The spot tanker segment incurred restructuring charges of $1.9 million in 2005 relating to the relocation of certain operational functions from our Vancouver office to locations closer to where our customers are located and to where our ships operate, which we undertook in response to the global nature of our operations. During 2006, we expect to incur approximately $7.0 million of further restructuring charges as we complete this relocation. Restructuring charges of $1.0 million in 2004 relate to the closure of our Oslo, Norway office.

Fixed-Rate Tanker Segment

The following table provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

--------------------------------------------------------------------------------------------------------------------
                                  2005                              2004                       Percentage Change
                             (Calendar Days)                   (Calendar Days)                        (%)
--------------------- --------------------------------- -------------------------------- ---------------------------

Owned Vessels                    14,464                            14,808                             (2.3)
Chartered-in Vessels              6,157                             5,905                              4.3
--------------------- --------------------------------- -------------------------------- ----------------------------
Total                            20,621                            20,713                             (0.4)
===================== ================================= ================================ ============================

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) decreased slightly in 2005 compared to 2004. This decrease was primarily the result of:

•	the sale of two older shuttle tankers in 2005 and one older shuttle tanker in 2004;

partially offset by

•	the inclusion of two Aframax tankers, previously operating in our spot tanker segment, that became subject to fixed-rate long-term time-charters during the fourth quarter of 2004;

•	the inclusion of the five Suezmax tankers from our acquisition of Teekay Spain for a full year in 2005 compared to eight months in 2004;

•	the inclusion of a chartered-in VLCC that commenced service under a long-term charter in April 2005; and

•	the commencement of the Pattani Spirit FSO project in April 2004.

Net Voyage Revenues. Net voyage revenues increased slightly by 2.2% to $662.1 million for 2005, from $648.0 million for 2004, primarily due to:

•	an increase of $29.5 million relating to the addition of two Aframax tankers and one VLCC to our fixed-rate tanker segment;

•	an increase of $17.9 million relating to the Teekay Spain acquisition; and

•	an increase of $2.2 million relating to the commencement of the Pattani Spirit FSO project in April 2004;

partially offset by

•	a decrease of $35.8 million relating to the sale of three older shuttle tankers during 2004 and 2005.

During 2005, approximately 43% of our net voyage revenues were earned by the vessels in the fixed-rate tanker segment, compared to approximately 36% in 2004, primarily due to the reduction in the contribution from our spot rate segment.

Vessel Operating Expenses. Vessel operating expenses increased 9.6% to $128.9 million for 2005, from $117.6 million for 2004. The increase in vessel operating expenses was primarily due to:

•	an increase of $2.8 million relating to the addition of two Aframax tankers to our fixed-rate tanker segment;

•	an increase of $2.7 million due to increased repairs and maintenance relating to the older vessels in our shuttle tanker fleet;

•	an increase of $2.5 million relating to the Australian-crewed vessels (any increases in vessel operating expenses relating to our Australian-crewed vessels are passed back to our customers through higher time-charter rates);

•	an increase of $1.8 million relating to the Teekay Spain acquisition (under the terms of our time charter contracts for the Spanish-crewed Suezmax tankers, the TCE rates earned are also higher to compensate us for the higher crewing costs); and

•	an increase of $1.4 million relating to the commencement of the Pattani Spirit FSO project in April 2004;

partially offset by

•	decreases from the sale of three older shuttle tankers during 2004 and 2005.

Time-Charter Hire Expense. Time-charter hire expense remained virtually unchanged at $194.3 million for 2005, compared to $194.1 million for 2004. The 4.3% increase in the number of chartered-in vessels was substantially offset by a decrease in per day time-charter rates on certain of our shuttle tankers.

Depreciation and Amortization. Depreciation and amortization expense decreased 7.0% to $120.1 million for 2005, from $129.1 million for 2004. The decrease was mainly due to:

•	a decrease of $10.2 million relating to the sale of three older shuttle tankers during 2004 and 2005, and the sale and leaseback of one shuttle tanker in 2005; and

•	a decrease of $5.7 million relating to the expiration of certain contracts of affreightment and time-charter contracts that were acquired during 2003 and 2004;

partially offset by

•	an increase of $3.1 million relating to the Teekay Spain acquisition;

•	an increase of $1.4 million relating to the Pattani Spirit FSO project commenced in April 2004; and

•	an increase of $1.3 million relating to the addition of two Aframax tankers during 2004 to our fixed-rate tanker segment.

Depreciation and amortization expense included amortization of drydocking costs of $8.4 million for 2005, compared to $7.3 million for 2004, and includes amortization of contracts of $15.3 million for 2005, compared to $21.0 million for 2004.

Vessel and Equipment Writedowns and Gain on Sale of Vessels. Vessel and equipment writedowns and gain on sale of vessels for 2005 was a net loss of $2.8 million, which was comprised of:

•	a $12.2 million writedown of the carrying value of certain offshore equipment that was employed under a short-term contract servicing a marginal oil field that was prematurely shut down due to lower than expected oil production (we have re-deployed some of this equipment on another field commencing in October 2005);

partially offset by

•	a $9.1 million gain on the sale of two older shuttle tankers; and

•	a $0.3 million gain from amortization of a deferred gain, which relates to the sale and leaseback of an older shuttle tanker in the first quarter of 2005.

Gain on sale of vessels for 2004 of $7.2 million represents gains on the sale of three older vessels.

Restructuring Charges. Restructuring charges of $1.0 million in 2005 relate to the closure of our Sandefjord, Norway office. We incurred no restructuring charges in 2004 in our fixed-rate tanker segment.

Fixed-Rate LNG Segment

The following table provides a summary of the changes in calendar-ship-days for our fixed-rate LNG tanker segment:

---------------------------------------------------------------------------------------------------------------------
                                     2005                             2004                       Percentage Change
                              (Calendar Days)                  (Calendar Days)                        (%)
--------------------- --------------------------------- -------------------------------- ---------------------------

Owned Vessels                     1,460                               660                             121.2
--------------------- --------------------------------- -------------------------------- ----------------------------

The results of our fixed-rate LNG segment reflect the operations of two LNG carriers acquired as part of our acquisition of Teekay Spain on April 30, 2004. We had two newbuilding LNG carriers delivered to us in July 2004 and December 2004 (collectively, the LNG Deliveries). We had no LNG shipping operations prior to the Teekay Spain acquisition. On May 10, 2005, our subsidiary, Teekay LNG, issued 6,900,000 common units as part of its initial public offering, effectively reducing our ownership of Teekay LNG to 77.7%. In November 2005, Teekay LNG issued an additional 4,600,000 common units, further reducing our ownership of Teekay LNG to 67.8%. Please read “ — Public Offerings by Teekay LNG Partners L.P.” above. As of December 31, 2005, all of the vessels (excluding vessels under construction) in our fixed-rate LNG segment were owned by Teekay LNG. The results below reflect 100% of these vessels. The minority owners’ share of the results of these vessels is reflected as minority expense contained in other – net in our consolidated statements of income.

Net Voyage Revenues. Net voyage revenues for the fixed-rate LNG segment increased 126.1% to $97.6 million, or $66,847 per calendar-ship-day, for 2005 from $43.2 million, or $65,402 per calendar-ship-day, for 2004 primarily due to:

•	an increase of $38.6 million from the LNG Deliveries; and

•	an increase of $16.6 million from the two existing LNG carriers included in the Teekay Spain acquisition as of April 2004;

partially offset by

•	a decrease of $0.8 million from 15.2 days of off-hire for one of our LNG carriers during February 2005.

Vessel Operating Expenses. Vessel operating expenses increased 103.9% to $15.3 million, or $10,485 per calendar-ship-day, for 2005 from $7.5 million for 2004, or $11,377 per calendar-ship-day, primarily due to:

•	an increase of $4.7 million from the LNG Deliveries; and

•	an increase of $2.9 million from the two existing LNG carriers included in the Teekay Spain acquisition.

Depreciation and Amortization. Depreciation and amortization increased 136.2% to $30.4 million in 2005 from $12.9 million in 2004 primarily due to:

•	an increase of $12.7 million from the LNG Deliveries; and

•	an increase of $4.8 million from the other two LNG carriers.

Depreciation and amortization expense in the fixed-rate LNG segment included $8.9 million in 2005 and $3.6 million in 2004 of amortization of time-charter contracts acquired as part of the Teekay Spain acquisition.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 22.2% to $159.7 million for 2005, from $130.7 million for 2004, primarily due to:

•	an increase of $21.5 million relating to the adoption of a long-term incentive program for management during 2005 (please read Item 18 – Financial Statements: Note 17(c) – Commitments and Contingencies – Long-Term Incentive Program);

•	an increase of $11.6 million from the grant of 0.6 million restricted stock units to employees in March 2005 (please read Item 18 - Financial Statements: Note 13 - Capital Stock;

•	an increase of $7.0 million from the weakening of the U.S. Dollar for corresponding 2004 levels relative to other currencies in which we pay certain general and administrative expenses; and

•	an increase of $2.2 million relating to our acquisition of Teekay Spain in April 2004;

partially offset by

•	special bonuses of $12.5 million accrued during 2004 in addition to regular bonuses under the annual bonus plan.

Interest Expense. Interest expense increased 9.0% to $132.4 million for 2005, from $121.5 million for 2004. This increase primarily reflects interest on the additional debt we incurred in connection of our acquisition of Teekay Spain.

Interest Income. Interest income increased 83.2% to $33.9 million for 2005, compared to $18.5 million for 2004. This increase was primarily due to our acquisition of Teekay Spain during April 2004. A majority of our interest income is the result of interest earned on restricted cash balances Teekay Spain is required to have on deposit relating to capital lease arrangements. Please read “ — Important Financial and Operational Terms and Concepts — Restricted Cash Deposits” above.

Equity Income From Joint Ventures. Equity income from joint ventures decreased 18.9% to $11.1 million for 2005, from $13.7 million for 2004, primarily due to a decline in earnings from our 50% share in Skaugen PetroTrans, which provides lightering services primarily in the Gulf of Mexico and was adversely affected by hurricanes Katrina and Rita.

Gain on Sale of Marketable Securities. We sold no marketable securities in 2005. During 2004 we sold all of our marketable securities for proceeds of $135.4 million, which resulted in a gain on sale of marketable securities of $93.2 million.

Foreign Exchange Gains (Losses). Foreign exchange gains were $59.8 million in 2005 compared to foreign exchange losses of $42.7 million in 2004, primarily due to the strengthening of the U.S. Dollar in 2005 and weakening of the U.S. Dollar in 2004, relative to other currencies, particularly the Euro. Most of our foreign currency gains or losses are attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

Other Income (Loss). Other loss of $33.3 million for 2005 was primarily comprised of minority interest expense of $16.6 million, a $13.3 million loss on bond redemption, a $7.8 million loss from settlement of interest rate swaps and $7.5 million writeoff of capitalized loan costs, partially offset by $2.3 million income tax recovery and leasing income from our volatile organic compound emissions equipment. The loss from settlement of interest rate swaps and the writeoff of capitalized loan costs are non-recurring items related to debt prepayments made prior to the initial public offering of Teekay LNG. The minority interest expense primarily reflects the minority owners share of the foreign exchange gains incurred by Teekay LNG. Other loss of $25.0 million for 2004 was primarily comprised of income taxes of $35.0 million, minority interest expense of $2.3 million and a $0.8 million loss on bond redemption, partially offset by dividend income and income from our volatile organic compound emissions equipment.

Net Income. As a result of the foregoing factors, net income decreased to $570.9 million for 2005, from $757.4 million for 2004.

Year Ended December 31, 2004 versus Year Ended December 31, 2003

We acquired Teekay Spain on April 30, 2004. Consequently, our 2004 financial results for our segments only reflect Teekay Spain’s results of operations commencing May 1, 2004. We completed our acquisition of Navion on April 1, 2003. Consequently, our 2003 financial results for our segments only reflect Navion’s results of operations from that date.

Spot Tanker Segment

As a result of strong tanker freight rates during 2004, our average TCE rate for the vessels in our spot tanker segment increased 48.9% to $37,435 for 2004, from $25,145 for 2003. During 2004, approximately 62% of our net voyage revenues were earned by the vessels in the spot tanker segment, compared to approximately 63% in 2003. The percentage decrease from 2003 was due primarily to our acquisition of Teekay Spain and its fixed-rate Suezmax tanker and LNG fleet and the sale of 11 older spot vessels as part of our fleet renewal program, partially offset by the increase in spot tanker rates compared to 2003 and an increase in the chartered-in vessels in our spot tanker segment.

The following table provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

---------------------------------------------------------------------------------------------------------------------
                                     2004                             2003                       Percentage Change
                              (Calendar Days)                   (Calendar Days)                        (%)
--------------------- --------------------------------- -------------------------------- ---------------------------

Owned Vessels                    16,181                            21,206                             (23.7)
Chartered-in Vessels             13,460                             8,370                              60.8
--------------------- --------------------------------- -------------------------------- ----------------------------
Total                            29,641                            29,576                               0.2
===================== ================================= ================================ ============================

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

Net Voyage Revenues. Net voyage revenues for the spot tanker segment increased 48.3% to $1,095.7 million for 2004, from $739.0 million for 2003. This increase was primarily due to the increases in average TCE rates from 2003.

Vessel Operating Expenses. Vessel operating expenses decreased 26.0% to $93.4 million for 2004, from $126.3 million for 2004. The decrease in vessel operating expenses was primarily due to the sale of 11 older vessels during 2004.

Time-Charter Hire Expense. Time-charter hire expense increased 56.3% to $263.1 million for 2004, from $168.3 million for 2003. This increase was due primarily to the previously-mentioned increase of chartered-in vessels.

Depreciation and Amortization. Depreciation and amortization expense decreased 10.2% to $95.6 million for 2004, from $106.4 million for 2003. The decrease was primarily attributable to the previously-mentioned vessel dispositions, partially offset by the deliveries of the four newbuilding Aframax tankers during 2004 and the increased amortization of older vessels due to the accelerated depreciation of vessels affected by IMO regulations. Depreciation and amortization expense included amortization of drydocking costs of $16.1 million for 2004, compared to $22.3 million for 2003. The decrease in drydock amortization was primarily due to the previously-mentioned sale of older vessels, which required more frequent drydocks.

Gain (Loss) on Sale of Vessels. Gain on sale of vessels for 2004 of $72.1 million included gains on the sale of the 11 older vessels, as well as amortization of a deferred gain on the sale and leaseback of the three Aframax tankers in December 2003. The write-downs and loss on sale of vessels for 2003 of $90.3 million was primarily comprised of the write-down of vessel values as a result of the previously-mentioned IMO regulations and vessels sold in 2003.

Restructuring Charges. We incurred restructuring charges of $1.0 million in 2004 relating to the closure of our Oslo, Norway office. Restructuring charges of $4.4 million in 2003 relate to the closure of our Oslo, Norway and Melbourne, Australia offices, and severance costs related to the termination of seafaring staff.

Fixed-Rate Tanker Segment

The following table provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

---------------------------------------------------------------------------------------------------------------------
                                     2004                             2003                       Percentage Change
                              (Calendar Days)                   (Calendar Days)                        (%)
--------------------- --------------------------------- -------------------------------- ---------------------------

Owned Vessels                    14,808                            10,196                              45.2
Chartered-in Vessels              5,905                             4,370                              35.1
--------------------- --------------------------------- -------------------------------- ----------------------------
Total                            20,713                            14,566                              42.2
===================== ================================= ================================ ============================

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased significantly in 2004 compared to 2003 primarily due to our acquisition of Teekay Spain, which included four Suezmax tankers in this segment, and the delivery of four newbuildings in 2004. In addition, the results of Navion, including its fixed-rate shuttle tanker fleet, were only included for nine months in 2003, compared to a full year in 2004.

Net Voyage Revenues. Net voyage revenues increased 46.5% to $648.0 million for 2004, from $442.4 million for 2003 primarily due to the increase in fleet size. The shuttle tankers acquired as part of our acquisition of Navion generated, on average, more revenue per ship than the remaining vessels in our fixed-rate tanker segment. During 2004, approximately 36% of our net voyage revenues were earned by the vessels in the fixed-rate tanker segment, compared to approximately 37% in 2003.

Vessel Operating Expenses. Vessel operating expenses increased 39.3% to $117.6 million for 2004, from $84.4 million for 2003. The increase in vessel operating expenses was primarily due to the increase in fleet size and the appreciation of other major currencies in which we incur expenses against the U.S. Dollar. The shuttle tankers acquired as part of our acquisition of Navion incurred, on average, higher operating costs per ship than the remaining vessels in our fixed-rate tanker segment.

Time-Charter Hire Expense. Time-charter hire expense increased 42.4% to $194.1 million for 2004, from $136.3 million for 2003. The increase is due primarily to Navion’s chartered-in shuttle tankers being included for the full year in 2004, but only for nine months in 2003.

Depreciation and Amortization. Depreciation and amortization expense increased 52.1% to $129.1 million for 2004, from $84.9 million for 2003. The increase was mainly due to increased vessel cost amortization during 2004 as a result of the increase in fleet size of owned vessels in this segment, the amortization of the estimated fair market value of the time-charter contracts we acquired as part of the Teekay Spain acquisition and a full year of amortization during 2004 of the contracts of affreightment we acquired as part of the 2003 Navion acquisition. Depreciation and amortization expense included amortization of drydocking costs of $7.3 million for 2004, compared to $4.2 million for 2003.

Gain on Sale of Vessels. Gain on sale of vessels for 2004 of $7.2 million represents gains on the sale of three older vessels. Loss on sale of vessels for 2003 of $0.1 million relates to the sale of a shuttle tanker in our fixed-rate tanker segment.

Restructuring Charges. We incurred no restructuring charges in 2004 in our fixed-rate tanker segment. Restructuring charges of $2.0 million in 2003 relate to the closure of our Oslo, Norway and Melbourne, Australia offices, and severance costs related to the termination of seafaring staff.

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

Net Voyage Revenues. Net voyage revenues totaled $43.2 million for 2004, or $65,402 per calendar-ship-day. During 2004 approximately 2% of our net voyage revenues were earned by the vessels in the fixed-rate LNG segment.

Vessel Operating Expenses. Vessel operating expenses totaled $7.5 million for 2004, or $11,377 per calendar-ship-day.

Depreciation and Amortization. Depreciation and amortization was $12.9 million in 2004, which includes $3.6 million of amortization of time-charter contracts acquired as part of the Teekay Spain acquisition.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 53.5% to $130.7 million for 2004, from $85.1 million for 2003, primarily as a result of the Teekay Spain acquisition, the inclusion of Navion for 12 months in 2004 compared to only nine months in 2003, an increase in the accrual for performance-based bonuses in 2004, including $12.5 million authorized accrued in addition to the bonuses under our annual bonus plan, and the appreciation of several major currencies against the U.S. Dollar.

Interest Expense. Interest expense increased 50.0% to $121.5 million for 2004, from $81.0 million for 2003. This increase primarily reflects interest on the additional debt we incurred in connection of our acquisitions of Navion and Teekay Spain.

Interest Income. Interest income increased 372.5% to $18.5 million for 2004, compared to $3.9 million for 2003. This increase was primarily due to interest earned on higher average cash and restricted cash balances. Please read “Important Financial and Operational Terms and Concepts — Restricted Cash Deposits” above.

Equity Income From Joint Ventures. Equity income from 50%-owned joint ventures increased 97.0% to $13.7 million for 2004, from $7.0 million for 2003, primarily as a result of our acquisition of a 50% interest in Skaugen PetriTrans during September 2003.

Gain on Sale of Marketable Securities. We sold our investment in A/S Dampkibsselskabet Torm for a gain of $93.2 million in 2004. In 2003 we recorded a gain on sale of marketable securities of $0.5 million.

Foreign Exchange Gains (Losses). Foreign exchange losses were $42.7 million in 2004 compared to $3.9 million in 2003, primarily due to the weakening of the U.S. Dollar relative to other currencies, particularly the Euro. Most of our foreign currency gains or losses are attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. We did not have any Euro-denominated term loans prior to our acquisition of Teekay Spain in 2004.

Other Income (Loss). Other loss of $25.0 million for 2004 was primarily comprised of income taxes of $35.0 million, minority interest expense of $2.3 million and a $0.8 million loss on bond redemption partially offset by dividend income and income from our volatile organic compound emissions equipment. Other loss of $42.2 million for 2003 was primarily comprised of income taxes of $36.5 million, a $5.4 million loss on redemption of $57.9 million of our 8.32% First Preferred Ship Mortgage Notes, a write-down of marketable securities, goodwill and other assets, and minority interest expense, partially offset by dividend income from Nordic American Tanker Shipping Ltd. and leasing income from our volatile organic compound emissions equipment.

Net Income. As a result of the foregoing factors, net income increased to $757.4 million for 2004, from $177.4 million for 2003.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at December 31, 2005, our total cash and cash equivalents was $237.0 million, compared to $427.0 million at December 31, 2004. Our total liquidity, including cash and undrawn long-term borrowings, was $966.8 million as at December 31, 2005, down from $1,258.2 million as at December 31, 2004. The decrease in liquidity was mainly the result of long-term debt repayments, scheduled reductions of our revolving credit facilities and cash used for capital expenditures, share repurchases and payment of dividends, partially offset by cash generated by our operating activities, proceeds from the sale of vessels during 2005, and net proceeds from the public offerings of common units by our subsidiary Teekay LNG. In addition, we were amending two of our revolving credit facilities at December 31, 2005, which were completed in January 2006 and provide an additional $213.0 million of liquidity. We believe that our working capital is sufficient for our present requirements.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the years presented:

------------------------------------------------------------------------ -----------------------------------------------
                                                                                  2005                    2004
                                                                                 ($000's)                ($000's)
------------------------------------------------------------------------ ------------------------ ----------------------
Net operating cash flows................................................         609,042                 814,704
Net financing cash flows................................................        (632,402)               (370,403)
Net investing cash flows................................................        (166,693)               (309,548)
------------------------------------------------------------------------ ------------------------ ----------------------

Operating Cash Flows

The decrease in net operating cash flow mainly reflects the decrease in aggregate calendar-ship-days for our fleet to 46,366 in 2005, compared to 51,014 in 2004, and the reduction in average spot TCE rates.

Financing Cash Flows

Scheduled debt repayments were $61.2 million during 2005, compared to $150.3 million during 2004. Debt prepayments were $2.6 billion during 2005, compared to $1.7 billion during 2004. We used cash generated from operations, proceeds from vessel sales, net proceeds from the public offerings of common units by our subsidiary Teekay LNG and longer-term financings to make these prepayments. Of our debt prepayments in 2005, $1.9 billion was used to prepay revolving credit facilities and $640.0 million was used to prepay a number of term loans. In addition, we used $99.0 million to repay a portion of the 8.875% Senior Notes due July 11, 2011 and $5.9 million to repay the 8.32% First Preferred Ship Mortgage Notes by way of a deposit held at The Bank of New York, the trustee. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the facilities. Please read Item 18 – Financial Statements: Note 8 – Long-Term Debt. In addition, in April 2005 we paid $143.3 million to settle interest rate swaps associated with $727.4 million of debt. Please read Item 18 – Financial Statements: Note 16 – Derivative Instruments and Hedging Activities and Item 18 – Financial Statements: Note 3 – Public Offerings of Teekay LNG Partners L.P.

As at December 31, 2005, our total long-term debt was $1.8 billion, compared to $2.1 billion as at December 31, 2004. As at December 31, 2005, our revolving credit facilities provided for borrowings of up to $1.5 billion, of which $729.8 million was undrawn. The amount available under these credit facilities reduces by $133.2 million (2006), $134.4 million (2007), $349.6 million (2008), $176.0 million (2009), $77.4 million (2010) and $628.2 million (thereafter). All of our revolving credit facilities are collateralized by first-priority mortgages granted on 44 of our vessels, together with other related collateral, and are guaranteed by Teekay or our subsidiaries. Our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly or quarterly payments with varying maturities through 2023. In February 2006, our 7.25% Premium Equity Participating Security Units due May 18, 2006 settled and are no longer outstanding. Please read Item 18 – Financial Statements: Note 8 – Long-Term Debt and Note 21(b) – Subsequent Events.

Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges (in some cases with penalties). Certain of the loan agreements require that we maintain a minimum level of free cash. As at December 31, 2005, this amount was $100.0 million. Certain of the loan agreements also require that we maintain a minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity. As at December 31, 2005, this amount was $110.5 million.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds, Euros and Norwegian Kroner.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks, but we do not use these financial instruments for trading or speculative purposes. Please read Item 11 – Quantitative and Qualitative Disclosures About Market Risk.

Dividends declared during 2005 were $49.2 million, or $0.62 per share.

During the first quarter of 2005, we repurchased 1.6 million shares of our common stock for $67.6 million, or $42.27 per share, which completed a 3.0 million share repurchase program announced in November 2004 at a total cost of $128.9 million, or $42.95 per share. During the remainder of 2005, pursuant to share repurchase programs announced in April, July and December 2005 for up to $225.0 million, $250.0 million and $180.0 million, respectively, we repurchased 11.1 million shares for $470.8 million, or $42.47 per share.

Investing Cash Flows

During 2005, we:

•	incurred capital expenditures for vessels and equipment of $555.1 million primarily for installment payments on our Aframax tankers and LNG carriers under construction;
•	completed the sale of 13 Aframax tankers built between 1988 and 1991, three Suezmax tankers built in 1990 and 2005 (one of which was leased back upon delivery under a capital lease arrangement), and three shuttle tankers built between 1981 and 1991 (one of which was leased back upon delivery under an operating lease arrangement); these vessels were sold for total proceeds of $534.0 million; and
•	contributed $82.4 million toward construction of four LNG carriers in which we hold a 40% interest. Please read Item 18 - Financial Statements: Note 17(b) - Commitments and Contingencies - Joint Ventures.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2005:

-------------------------------------------------- ------------- ------------ ------------ ------------ -------------
(in millions of U.S. dollars)                                    Less than 1      1 - 3       3 - 5     More than
                                                       Total        year          years       years      5 years
-------------------------------------------------- ------------- ------------ ------------ ------------ -------------

U.S. Dollar-Denominated Obligations:
    Long-term debt (1)...........................     1,467.9        150.9        379.3        155.4        782.3
    Chartered-in vessels (operating leases) .....     1,172.3        351.6        345.9        197.6        277.2
    Commitments under capital leases (2) ........       333.1         29.6        161.9        104.8         36.8
    Newbuilding installments (3).................       845.1        270.3        538.8         36.0            -
    Commitment for volatile organic compound
         emissions equipment.....................        22.0         22.0            -            -            -
                                                  ------------ ------------ ------------ ------------ ------------
   Total U.S. Dollar-denominated obligations          3,840.4        824.4      1,425.9        493.8      1,096.3
                                                  ------------ ------------ ------------ ------------ ------------
Euro-Denominated Obligations: (4)
    Long-term debt (1)...........................       377.4          8.1         18.0         20.8        330.5
    Commitments under capital leases(2) (5)......       341.5        146.0         56.4         62.3         76.8
                                                  ------------ ------------ ------------ ------------ ------------
    Total Euro-denominated obligations                  718.9        154.1         74.4         83.1        407.3
                                                  ------------ ------------ ------------ ------------ ------------
Total                                                 4,559.3        978.5      1,500.3        576.9      1,503.6
                                                  ============ ============ ============ ============ ============
______________________
(1)	Excludes interest payments.

(2)	We are committed to capital leases on one Aframax tanker, five Suezmax tankers and two LNG carriers. Each capital lease requires us to purchase the vessel at the end of its respective lease term. The amounts in the table include our purchase obligations for the vessels. Please read Item 18 – Financial Statements: Note 11 – Capital Leases and Restricted Cash.

(3)	Represents remaining construction costs, excluding capitalized interest and miscellaneous construction costs, for three Aframax tankers, two Suezmax tankers, three product tankers and five LNG carriers. Pursuant to existing agreements, we are required to offer our ownership interest in the LNG carriers to Teekay LNG. Please read Item 18 – Financial Statements: Note 17(a) – Commitments and Contingencies – Vessels Under Construction and Note 21(d) - Subsequent Events.

(4)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2005.

(5)	Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

We have entered into a joint venture agreement with our 60% partner to construct four LNG carriers. As at December 31, 2005, the remaining commitments, excluding capitalized interest and other miscellaneous construction costs, on these vessels totaled $801.3 million, of which our share is $320.5 million. Pursuant to existing agreements, we are required to offer our ownership interest and related charter contracts to Teekay LNG. Please read Item 18 – Financial Statements: Note 17(b) – Commitments and Contingencies – Joint Ventures.

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

Off-Balance Sheet Arrangements

We and certain of our subsidiaries have guaranteed our share of the outstanding mortgage debt in five 50%-owned joint venture companies. Please read Item 18 – Financial Statements: Note 17(b) – Commitments and Contingencies – Joint Ventures. We do not believe these off-balance sheet arrangements have, and we have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments, and opinions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies.

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

SFAS 123(R) must be adopted at the beginning of the first fiscal year commencing after June 15, 2005, and we adopted SFAS 123(R) using the modified-prospective method on January 1, 2006. The adoption of SFAS 123(R)‘s fair value method will have a significant impact on our result of operations, although it will not affect our overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123. Please read Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2005 are listed below:

Name                    Age    Position

C. Sean Day             56      Director and Chair of the Board
Bjorn Moller            48      Director, President and Chief Executive Officer
Axel Karlshoej          65      Director and Chair Emeritus
Bruce C. Bell           58      Director
Dr. Ian D. Blackburne   59      Director
Peter S. Janson         58      Director
Thomas Kuo-Yuen Hsu     59      Director
Eileen A. Mercier       58      Director
Tore I. Sandvold        58      Director
Peter Antturi           47      President, Teekay Navion Shuttle Tankers, a division of
                                    Teekay Shipping Corporation
Arthur Bensler          48      SVP, Secretary and General Counsel
Peter Evensen           47      EVP and Chief Financial Officer
David Glendinning       51      President, Teekay Gas and Offshore, a division of Teekay Shipping Corporation
Bruce Chan              33      SVP, Corporate Resources
Vincent Lok             37      SVP and Treasurer
Graham Westgarth        51      President, Teekay Marine Services, a division of Teekay Shipping Corporation
Paul Wogan              43      President, Teekay Tanker Services, a division of Teekay Shipping Corporation

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as a Teekay director since 1998 and as our Chair of the Board since September 1999. Mr. Day has also served as Chair of Teekay GP L.L.C., a wholly owned subsidiary of Teekay and the general partner of Teekay LNG Partners L.P., a publicly traded entity controlled by Teekay, since Teekay GP L.L.C. was formed in November 2004. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation. Mr. Day also serves as the Chair of the Board of Resolute Investments, Inc., our largest shareholder. Please read Item 7 – Major Shareholders and Related Party Transactions.

Bjorn Moller became a Teekay director and our President and Chief Executive Officer in April 1998. Mr. Moller has also served as Vice Chair and a Director of Teekay GP L.L.C. since it was formed in November 2004. Mr. Moller has over 20 years’ experience in shipping and has served in senior management positions with Teekay for more than 15 years. He has headed our overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed our global chartering operations and business development activities.

Axel Karlshoej has been a Teekay director since 1989 and was Chair of the Teekay Board from June 1994 to September 1999, and has been Chair Emeritus since stepping down as Chair. Mr. Karlshoej is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of the late J. Torben Karlshoej, Teekay’s founder. Please read Item 7 – Major Shareholders and Related Party Transactions.

Bruce C. Bell is the Managing Director of Oceanic Bank and Trust Limited, a Bahamian bank and trust company, a position he has held since March 1994. In January 2005, Mr. Bell was appointed Chief Executive Officer of Oceanic Bank and Trust and in July 2005 he was appointed Chairman. Prior to joining Oceanic Bank and Trust, Mr. Bell was engaged in the private practice law in Canada, specializing in corporate and commercial banking and international business transactions. From May 2000 until May 2003, Mr. Bell served as our Corporate Secretary. Mr. Bell has served as the Secretary of Teekay GP L.L.C. since it was formed in November 2004. Mr. Bell has been a Teekay director since 2000. Please read Item 7 – Major Shareholders and Related Party Transactions.

Dr. Ian D. Blackburne has served as a Teekay director since 2000. Mr. Blackburne has over 25 years’ experience in petroleum refining and marketing, and in March 2000 he retired as Managing Director and Chief Executive Officer of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as Chairman of CSR Limited and is a director of Suncorp-Metway Ltd. and Symbion Health Limited (formerly Mayne Group Limited), Australian public companies in the diversified industrial and financial sectors. Dr. Blackburne is also the Chairman of the Australian Nuclear Science and Technology Organization.

Peter S. Janson was appointed as a Teekay director in July 2005. From 1999 to 2002, Mr. Janson was the Chief Executive Officer of Amec Inc. (formerly Agra Inc.), a publicly traded engineering and construction company. From 1986 to 1994 he served as the President and Chief Executive Officer of Canadian operations for Asea Brown Boveri Inc., a company for which he also served as Chief Executive Officer for U.S. operations from 1996 to 1999. Mr. Janson has also served as a member of the Business Round Table in the United States, and as a member of the National Advisory Board on Science and Technology in Canada. He currently serves as Vice Chairman of the Royal Ontario Museum. He is also a director of Terra Industries Inc., Tembec Inc. and ATS Automan Tooling Systems Inc.

Thomas Kuo-Yuen Hsu has served as a Teekay director since 1993. He also has served 30 years with, and is presently a director of, CNC Industries, an affiliate of the Expedo Group of Companies that manages a fleet of seven vessels ranging in size from 30,000 dwt to 70,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Please read Item 7 – Major Shareholders and Related Party Transactions.

Eileen A. Mercier has been a Teekay director since 2000. She has over 35 years’ experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. She formed her own management consulting company, Finvoy Management Inc. and acted as president from 1995 to 2003. She currently serves as a director for CGI Group Ltd., Hydro One Inc., ING Bank of Canada, ING Canada Inc., Winpak Limited, Shermag Inc., The University Health Network, York University and the Ontario Teachers’ Pension Plan.

Tore I. Sandvold has served as a Teekay director since 2003. He has over 30 years’ experience in the oil and energy industry. From 1973 to 1987 he served in the Norwegian Ministry of Industry, Oil & Energy in a variety of positions in the area of domestic and international energy policy. From 1987 to 1990 he served as the Counselor for Energy in the Norwegian Embassy in Washington, D.C. From 1990 to 2001 Mr. Sandvold served as Director General of the Norwegian Ministry of Oil & Energy, with overall responsibility for Norway’s national and international oil and gas policy. From 2001 to 2002 he served as Chairman of the Board of Petoro, the Norwegian state-owned oil company that is the largest oil asset manager on the Norwegian continental shelf. From 2002 to the present, Mr. Sandvold, through his company, Sandvold Energy AS, has acted as advisor to companies and advisory bodies in the energy industry. Mr. Sandvold serves on other boards, including those of Schlumberger Limited., E. on Ruhrgas Norge AS, Lambert Energy Advisory Ltd., University of Stavanger, Offshore Northern Seas, and the Energy Policy Foundation of Norway.

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

Arthur Bensler joined Teekay in September 1998 as General Counsel. He was promoted to the position of Vice President in March 2002 and became our Corporate Secretary in May 2003. He was appointed Senior Vice President in February 2004 and Executive Vice President in January 2006. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada law firm, where he practiced corporate, commercial and maritime law from 1986 until joining Teekay.

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

Bruce Chan joined Teekay in September 1995. Since then, in addition to spending a year in Teekay’s London office, Mr. Chan has held a number of finance and accounting positions with the Company, including Vice President, Strategic Development from February 2004 until his promotion to the position of Senior Vice President, Corporate Resources in September 2005. Prior to joining Teekay, Mr. Chan worked as a Chartered Accountant in the Vancouver, Canada office of Ernst & Young.

Vincent Lok joined Teekay in June 1993. Since then, he has held a number of finance and accounting positions, including Controller from 1997 until his promotion to the position of Vice President, Finance in March 2002. He was appointed Senior Vice President and Treasurer in February 2004. Prior to joining Teekay, Mr. Lok worked in the Vancouver, Canada audit practice of Deloitte & Touche.

Graham Westgarth joined Teekay in February 1999 as Vice President, Marine Operations. He was promoted to the position of Senior Vice President, Marine Operations in December 1999. In November 2003 Mr. Westgarth was appointed President of our Teekay Marine Services division, which is responsible for all of our marine and technical operations as well as marketing a range of services and products to third parties, such as marine consulting services and computer-based marine training software. He has extensive shipping industry experience. Prior to joining Teekay, Mr. Westgarth was General Manager of Maersk Company (UK), where he joined as Master in 1987. His international industry experience includes 18 years’ sea service, with five years in a command position.

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

Compensation of Directors and Senior Management

Director Compensation

During 2005, the eight non-employee directors received, in the aggregate, $695,000 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. Each non-employee director receives an annual cash retainer of $50,000. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee receive an additional annual cash retainer of $8,000, $5,000 and $5,000, respectively. The Chair of the Board and the Chair of the Audit Committee receive an additional annual cash retainer of $228,000 and $16,000, respectively.

In addition, each non-employee director received a $70,000 annual retainer to be paid by way of a grant of restricted stock or stock options under our 2003 Equity Incentive Plan, at the director’s election. In addition to the $70,000 annual retainer, the Chair of the Board received a further $319,000 retainer in the form of a grant of restricted stock and stock options under our 2003 Equity Incentive Plan. Certain of the directors elected to receive this annual retainer in the form of stock options to purchase an aggregate of 6,600 shares of our common stock at an exercise price of $46.80 per share, 3,000 shares of our common stock at an exercise price of $42.33 per share, 3,500 shares of our common stock at an exercise price of $47.13 per share, and 11,000 shares of our common stock at an exercise price of $38.94 per share. These options expire March 10, 2015, June 2, 2015, July 15, 2015 and March 6, 2016, respectively, ten years after the date of their grant. These options vest as to one third of the shares on each of the first three anniversaries of their respective grant date, with the exception of the 11,000 stock option grant which vests as to one third of the shares immediately and one third on each of the first two anniversaries of the grant date. Certain other directors elected to receive this annual retainer in the form of 13,640 shares of restricted stock (11,290 shares of restricted stock on March 10, 2005 and 2,350 shares of restricted stock on June 2, 2005), which also vest with respect to one third of the shares on each of the first three anniversaries of their grant date.

Annual Executive Compensation

The aggregate compensation earned by Teekay’s nine executive officers listed above (or the Executive Officers) for 2005 was $7.2 million. This is comprised of base salary ($3.1 million), annual bonus ($3.2 million) and pension and other benefits ($0.9 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an exchange rate of 1.16 Canadian Dollars for each U.S. Dollar, the exchange rate on December 31, 2005. Teekay’s annual bonus plan considers both company performance, through comparison to established targets and financial performance of peer companies, and individual performance.

Long-Term Incentive Program

Teekay’s long-term incentive program provides focus on the returns realized by the shareholders and acknowledges and retains those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of stock option grants, stock appreciation rights (or SARs) and restricted stock awards. All grants in 2005 have been made under our 2003 Equity Incentive Plan.

During 2005, we granted stock options to purchase an aggregate of 189,000 shares of our common stock, 303,291 restricted stock units and SARs with respect to 25,900 shares of common stock to the Executive Officers under our 2003 Equity Incentive Plan. The weighted-average exercise price of these stock options and SARs is $46.80 per share. These options and SARs, which vest equally over three years, expire March 9, 2015, ten years after the date of the grant. The restricted stock units vest in three equal amounts on March 31, 2006, March 31, 2007 and November 30, 2007. Upon vesting, the restricted stock units will be paid to each grantee in the form of cash or shares of Teekay’s common stock, (purchased on the open market) at the election of the grantee. Based on the December 31, 2005 share price of $39.90 per share, the restricted stock units had a notional value of $12.1 million.

Vision Incentive Plan

The Vision Incentive Plan (or the VIP) rewards exceptional corporate performance and shareholder return over the long term and the successful implementation of innovative plans to continue the transformation of Teekay. This is a discrete plan that expires after 2010 and is not a permanent element of our Executive Compensation Program. Under the terms of the VIP, awards may only be made to VIP participants in 2008 and 2011. The VIP will result in an award pool for senior management based on two measures: (a) economic profit from 2005 to 2010; and (b) the increase in market value added from 2001 to 2010. Please read Item 19 - Exhibits: Exhibit 4.6 for further information on the VIP.

During 2005, we accrued $17.0 million of Economic Profit contributions which represents the addition to the award pool for 2005. As of March 15, 2006, 43.8% of this award pool was allocable to the Executive Officers. However, our Board of Directors may, at any time prior to the expiration of the VIP, change the allocation of the award pool between its participants to reflect a change in their relative contribution.

During 2005, we accrued $4.5 million of Market Value contributions which represents a notional contribution to the award pool. These notional contributions assume the following two threshold requirements will be met: (a) shares of our common stock have an average market value, for the 18 months prior to December 31, 2010, that is at least 120% of its average book value for the same period and (b) our cumulative total shareholder return (or TSR) for the period from 2001 to 2010 must be above the 25th percentile relative to the TSR of the S&P 500 (as calculated in accordance with U.S. securities regulations) during the same period. If both threshold requirements are not met, there will be no Market Value contributions to the award pool. As of March 15, 2006, 54.7% of this award pool was allocable to the Executive Officers. However, our Board of Directors may, at any time prior to the expiration of the VIP, change the allocation of the award pool between its participants to reflect a change in their relative contribution.

Options to Purchase Securities from Registrant or Subsidiaries

As at December 31, 2005, we had reserved pursuant to our 1995 Stock Option Plan, which was terminated with respect to new grants effective September 10, 2003, and our 2003 Equity Incentive Plan, which was adopted effective on the same date (together, the Plans), 5,618,518 shares of common stock for issuance upon exercise of options granted or to be granted. During 2005, 2004, and 2003 we granted options under the Plans to acquire up to 620,700, 833,840 and 2,119,160 shares of common stock, respectively, to eligible officers, employees and directors. The options under the Plans have a 10-year term and vest equally over three years from the grant date, except for one grant of 50,000 options which will fully vest on December 31, 2006. The outstanding options under the Plans are exercisable at prices ranging from $8.44 to $47.13 per share, with a weighted-average exercise price of $24.81 per share, and expire between May 28, 2006 and July 15, 2015.

Board Practices

The Board of Directors consists of nine members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualifies. Directors Bruce C. Bell, C. Sean Day and Dr. Ian D. Blackburne have terms expiring in 2005. Mr. Day and Dr. Blackburne have been nominated by the Board of Directors for re-election, and James R. Clark has been nominated by the Board of Directors for election at the 2006 Annual Meeting of Shareholders. Directors Peter S. Janson, Eileen A. Mercier and Tore I. Sandvold have terms expiring in 2007. Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej and Bjorn Moller have terms expiring in 2008.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of the current members of the Board, other than Bjorn Moller, our President and Chief Executive Officer, and C. Sean Day, our Chair of the Board, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay), and is independent within the meaning of our director independence standards, which reflect the NYSE director independence standards as currently in effect and as they may be changed from time to time. In making this determination the Board considered the relationships of Thomas Kuo-Yuen Hsu and Axel Karlshoej with our largest shareholder and concluded these relationships do not materially affect their independence as current directors.

The Board has the following three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2005 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Centre of our Web site at www.teekay.com. During 2005, the Board held seven meetings. Each director attended all Board meetings, except for two Board meetings at each of which one director each was absent from each. Each director attended all applicable committee meetings.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee includes Eileen A. Mercier (Chair), Peter S. Janson and Tore I. Sandvold. All members of the committee are financially literate and the Board has determined that Ms. Mercier qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our financial statements;
•	our compliance with legal and regulatory requirements;
•	the independent auditors’ qualifications and independence; and
•	the performance of our internal audit function and independent auditors.

During 2005, our Compensation and Human Resources Committee included Axel Karlshoej (Chair), Ian D. Blackburne and Thomas Kuo-Yuen Hsu. C. Sean Day was also a member of this committee until March 2005.

The Compensation and Human Resources Committee:

•	reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of these goals and objectives and determines the Chief Executive Officer’s compensation;
•	reviews and approves the evaluation process and compensation structure for executives, other than the Chief Executive Officer, evaluates their performance and sets their compensation based on this evaluation;
•	reviews and makes recommendations to the Board regarding compensation for directors;
•	establishes and administers long-term incentive compensation and equity-based plans; and
•	oversees our other compensation plans, policies and programs.

During 2005, our Nominating and Governance Committee included Ian D. Blackburne (Chair) (effective March 2005), Bruce C. Bell, Eileen A. Mercier and Thomas Kuo-Yuen Hsu (effective March 2005). C. Sean Day was a member (Chair) of this committee until March 2005.

The Nominating and Governance Committee:

•	identifies individuals qualified to become Board members;
•	selects and recommends to the Board director and committee member candidates;
•	develops and recommends to the Board corporate governance principles and policies applicable to us, monitors compliance with these principles and policies and recommends to the Board appropriate changes; and
•	oversees the evaluation of the Board and management.

Crewing and Staff

As at December 31, 2005, we employed approximately 4,400 seagoing and 700 shore-based personnel, compared to approximately 4,800 seagoing and 700 shore-based personnel in 2004, and 4,000 seagoing and 700 shore-based personnel as at December 31, 2003. The decrease in seagoing personnel from December 31, 2004 to December 31, 2005 was primarily due to the decrease in the size of our fleet. The increase in personnel from December 31, 2003 to December 31, 2004 was primarily due to our acquisition of Teekay Spain in 2004.

We regard attracting and retaining motivated seagoing personnel as a top priority. Through our global manning organization comprised of offices in Glasgow, Scotland, Grimstad, Norway, Riga, Latvia, Manila, Philippines, Mumbai, India, Sydney, Australia, and Madrid, Spain, we offer seafarers competitive employment packages and comprehensive benefits. We also provide excellent opportunities for personal and career development, which relate to our philosophy of promoting internally.

During fiscal 1996, we entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London that cover substantially all of our junior officers and seamen. We are also party to Enterprise Bargaining Agreements with various Australian maritime unions that covers officers and seamen employed through our Australian operations. Our officers and seamen for our Spanish-flagged vessels are covered by a collective bargaining agreement with Spain’s Union General de Trabajdores and Comisiones Obreras. We believe our relationships with these labor unions are good.

We see our commitment to training as fundamental to the development of the highest caliber seafarers for our marine operations. Our cadet training program is designed to balance academic learning with hands-on training at sea. We have relationships with training institutions in Canada, Croatia, India, Latvia, Norway, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, the cadets’ training continues on board a Teekay vessel. We also have a career development plan that is designed to ensure a continuous flow of qualified officers who are trained on our vessels and are familiar with our operational standards, systems and policies. We believe that high-quality manning and training policies will play an increasingly important role in distinguishing larger independent tanker companies that have in-house, or affiliate, capabilities from smaller companies that must rely on outside ship managers and crewing agents.

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 15, 2006, of our common stock by the directors and Executive Officers as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2006 (60 days after March 15, 2006) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group                                                  Shares Owned        Percent of Class
All directors and Executive Officers (17 persons)                          1,287,634 (1) (3)          1.7% (2)
(1)	Includes 1,135,762 shares of common stock subject to stock options exercisable by May 14, 2006 under the Plans with a weighted-average exercise price of $19.64 that expire between May 13, 2008 and March 6, 2016. Excludes (a) 752,132 shares of common stock subject to stock options exercisable after May 14, 2006 under the Plans with a weighted average exercise price of $39.40, that expire between March 9, 2014 and March 6, 2016 (b) shares owned by Resolute Investments, Inc. (please read Item 7 – Major Shareholders and Related Party Transactions) and (c) 303,291 restricted stock units which will be paid to each grantee in the form of cash or shares of Teekay’s common stock (purchased on the open market), at the election of the grantee.

(2)	Based on a total of 74.2 million outstanding shares of our common stock as of March 15, 2006. Each director and Executive Officer beneficially owns less than one percent of the outstanding shares of common stock.

(3)	Each director is expected to acquire at least 10,000 shares of Teekay’s common stock by the later of May 14, 2008 or the fifth anniversary of the date on which the director joined the Board. In addition, each Executive Officer is expected to acquire shares of Teekay’s common stock equivalent in value to one to three times their annual base salary by 2010.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information regarding beneficial ownership, as of March 15, 2006, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2006 (60 days after March 15, 2006) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of Person or Group                                              Shares Owned         Percent of Class(5)

Resolute Investments, Inc.(1)............................................ 32,631,380                  44.0%
FMR Corp., Edward C. Johnson 3rd and Abigail P. Johnson, as a group(2)... 11,485,580                  15.5%
Neuberger Berman, Inc. and Neuberger Berman, LLC, as a group(3) .........  5,078,407                   6.8%
Iridian Asset Management, LLC(4) ........................................  5,053,415                   6.8%
___________________________

(1)	One of our directors is a director and the Chair of Resolute Investments, Inc. Two additional Teekay directors are directors of the entity that ultimately controls Resolute. Please read “ — Related Party Transactions.”

(2)	Includes sole voting power as to 192,400 shares and sole dispositive power as to 11,485,580 shares. This information is based on the Schedule 13G/A filed by this group with the SEC on February 14, 2006. Based on prior information filed with the SEC, FMR Corp.‘s beneficial ownership in Teekay was 13.9% on March 15, 2005 and 11.4% on March 15, 2004.

(3)	Includes sole voting power as to 2,644,213 shares, shared voting power as to 1,444,500 shares and shared dispositive power as to 5,078,407 shares. Neuberger Berman, LLC and Neuberger Berman Management Inc. both have shared voting and dispositive power. Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as sub-adviser and investment manager, respectively, of Neuberger Berman Inc.‘s mutual funds. This information is based on the Schedule 13G/A filed by this group with the SEC on February 15, 2006. Based on prior information filed with the SEC, Neuberger Berman Inc’s beneficial ownership in Teekay was 10.1% on March 15, 2005 and less than 7.0% on March 15, 2004.

(4)	Includes shared voting power and shared dispositive power as to 5,053,415 shares. This information is based on the Schedule 13G filed by this investor with the SEC on February 3, 2006. Iridian Asset Management’s beneficial ownership was less than 5% on March 15, 2005 and 2004.

(5)	Based on a total of 74.2 million outstanding shares of our common stock as of March 15, 2006.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Teekay.

Related Party Transactions

As at December 31, 2005, Resolute Investments, Inc. (or Resolute) owned 45.7% (December 31, 2004 – 39.3% and December 31, 2003 – 40.2%) of our outstanding Common Stock. The Chair of our board, C. Sean Day, is a director and the Chairman of Resolute. Two additional directors, Thomas Kuo-Yuen Hsu and Axel Karlshoej, are among the Managing Directors of The Kattegat Trust Company Limited, which is the trustee of the trust that owns all of Resolute’s outstanding equity.

Another of our directors, Bruce Bell, is Manager Director, Chief Executive Officer and Chairman of Oceanic Bank and Trust Limited. Payments made by us to Oceanic Bank and Trust Limited in respect of corporate administration fees and shared office costs for 2005, 2004 and 2003, totaled approximately $0.5 million in each of these years.

Item 8. Financial Information

Consolidated Financial Statements and Notes

Please read Item 18 below.

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

Dividend Policy

Commencing with the quarter ended September 30, 1995, we declared and paid quarterly cash dividends in the amount of $0.1075 per share on our common stock. We increased our quarterly dividend from $0.1075 to $0.125 per share on our common stock in the fourth quarter of 2003, from $0.125 to $0.1375 per share during the fourth quarter of 2004 and from $0.1375 to $0.2075 per share in the fourth quarter of 2005. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock. Pursuant to our dividend reinvestment program, holders of common stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of common stock at then prevailing market prices, but without brokerage commissions or service charges. On May 17, 2004, we effected a two-for-one stock split relating to our common stock. All per share data give effect to this stock split retroactively.

The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends on the common stock depends on the earnings and cash flow of our subsidiaries.

Significant Changes

Please read Item 18 – Financial Statements: Note 21 – Subsequent Events.

Item 9. The Offer and Listing

Our common stock is traded on the New York Stock Exchange (or NYSE) under the symbol "TK". The following table sets forth the high and low closing sales prices for our common stock on the NYSE for each of the periods indicated.(1)

Years Ended             Dec. 31,    Dec. 31,    Dec. 31,    Dec. 31,    Dec. 31,
                          2005        2004        2003        2002        2001
                       ----------- ----------- ----------- ----------- ----------- ---------- ---------- ----------
  High                  $50.0100    $54.4500    $28.6750    $20.8500    $26.3050
  Low                    37.2500     27.9500     17.8550     13.1750     12.7450

Quarters Ended          Dec. 31,    Sept. 30,    June 30,    Mar. 31,    Dec. 31,   Sept. 30,  June 30,   Mar. 31,
                          2005        2005         2005        2005        2004       2004       2004       2004
                       ----------- ----------- ----------- ----------- ----------- ---------- ---------- ----------
  High                  $43.5600    $47.3000    $46.6500    $50.0100    $54.4500   $43.3800   $37.6500   $34.9350
  Low                    37.2500     42.7300     41.6400     40.1200     41.1400    34.5600    29.4100    27.9500

Months Ended            Feb. 28,    Jan. 31,    Dec. 31,    Nov. 30,    Oct. 31,   Sept. 30,
                          2006        2006        2005        2005        2005       2005
                       ----------- ----------- ----------- ----------- ----------- ---------- ---------- ----------
  High                  $39.6500    $40.9000    $43.5600    $42.9200    $42.5000   $45.8400
  Low                    37.2900     38.7600     39.6500     39.4400     37.2500    42.7300
(1)	On May 17, 2004, we effected a two-for-one stock split relating to our common stock; applicable per share information above gives effect to this stock split retroactively.

Our Premium Equity Participating Security Units due May 18, 2006 (or Equity Units) traded on the NYSE under the symbol “TK PR” until they were settled in February 2006. The following table sets forth the high and low closing sales prices for our Equity Units on the NYSE for each of the periods indicated.

Years Ended            Dec. 31,    Dec. 31,    Dec. 31,
                         2005        2004        2003 (1)
                      ----------- ----------- ----------- ----------- ----------- ----------- ---------- ----------
  High                 $57.3300    $63.3400    $36.1400
  Low                   46.5400     35.2400     24.8600

Quarters Ended          Dec. 31,    Sept. 30,   June 30,    Mar. 31,    Dec. 31,    Sept. 30,  June 30,   Mar. 31,
                          2005        2005        2005        2005        2004        2004       2004       2004
                       ----------- ----------- ----------- ----------- ----------- ---------- ---------- ----------
  High                  $49.6000    $54.9700    $53.8000    $57.3300    $63.3400   $50.3800   $44.6900   $42.9300
  Low                    42.7300     48.7100     47.8800     42.7300     48.1900    41.2500    36.3900    35.2400

Months Ended            Feb. 28,    Jan. 31,    Dec. 31,    Nov. 30,    Oct. 31,    Sept. 30,
                         2006 (2)    2006        2005        2005        2005        2005
                      ----------- ----------- ----------- ----------- ----------- ---------- ---------- ---------
  High                  $44.3100    $46.3600    $49.6000    $48.8100    $48.7800   $52.5800
  Low                    42.3700     44.0200     45.2800     44.8100     42.7300    48.7100
___________________________

(1)	Period beginning February 11, 2003.

(2)	On February 16, 2006, we settled the purchase contracts associated with the Equity Units by issuing 6,534,300 shares of our common stock. The Equity Units were issued in February 2003 and each consisted of a share purchase contract and a $25 principal amount subordinated note due May 18, 2006. On February 16, 2006, we repurchased the notes for net proceeds equal to 100% of their aggregate principal amount. The net proceeds were applied to satisfy the obligations of the holders of the Equity Units to purchase shares of our common stock under the related purchase contracts. The notes were subsequently cancelled and are no longer outstanding. The Equity Units are no longer outstanding.

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

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report:

(a)	Indenture dated June 22, 2001 among Teekay Shipping Corporation and The Bank of New York Trust Company of Florida (formerly U.S. Trust Company of Texas, N.A.) for U.S. $250,000,000 8.875% Senior Notes due 2011.

(b)	First Supplemental Indenture dated as of December 6, 2001, among Teekay Shipping Corporation and The Bank of New York Trust Company of Florida, N.A. for U.S. $100,000,000 8.875% Senior Notes due 2011.

(c)	Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.

(d)	Agreement, dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC, New York Branch.

(e)	Amendment dated September 30, 2004 to Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.

(f)	Agreement, dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others.

(g)	Annual Executive Bonus Plan.

(h)	Vision Incentive Plan.

(i)	2003 Equity Incentive Plan.

(j)	Amended 1995 Stock Option Plan.

(k)	Rights agreement, dated as of September 8, 2000, between Teekay Shipping Corporation and The Bank of New York, as Rights Agent

Exchange Controls and Other Limitations Affecting Security Holders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our Articles of Incorporation and Bylaws.

Taxation

Teekay Shipping Corporation was incorporated in the Republic of Liberia on February 9, 1979 and was domesticated in the Republic of The Marshall Islands on December 20, 1999. Its principal executive headquarters are located in The Bahamas.

Marshall Islands Tax Consequences. Because Teekay and our subsidiaries do not, and do not expect that we or they will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related issuances of shares of our common stock was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of The Marshall Islands on distributions made to holders of shares of our common stock, so long as such persons do not reside in, maintain offices in, or engage in business in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of shares of our common stock.

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

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, The Bahamas. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the Public Reference Section of the SEC at 100F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot market rate risks but do not use these financial instruments for trading or speculative purposes.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are Japanese Yen, Singapore Dollar, Canadian Dollar, Australian Dollar, British Pound, Euro and Norwegian Kroner. During 2005, approximately 29% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

We enter into forward contracts as a hedge against changes in certain foreign exchange rates. As at December 31, 2005, we had the following foreign currency forward contracts:

                                                                              Expected Maturity Date
(contract amounts in millions of U.S. Dollars)                                         2006

Norwegian Kroner:
  Contract amount                                                                     $93.2
  Average contractual exchange rate                                                    6.56
Euro:
  Contract amount                                                                     $10.8
  Average contractual exchange rate                                                    0.83
Canadian Dollar:
  Contract amount                                                                     $10.7
  Average contractual exchange rate                                                    1.23
Australian Dollar:
  Contract amount                                                                      $4.5
  Average contractual exchange rate                                                    1.35

To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract’s change in fair value will be immediately recognized in income.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency denominated liabilities. As at December 31, 2005, we had Euro-denominated term loans of 318.5 million Euros ($377.4 million) included in long-term debt, and Norwegian Kroner-denominated deferred income taxes of approximately 360.4 million NOK ($57.7 million) included in other long-term liabilities. We have not hedged our Euro-denominated term loans as the revenue we receive from certain of our time charters is denominated in Euros and is used to pay the interest and principal payments on these loans.

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

The table below provides information about our financial instruments at December 31, 2005, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

                                                                           Expected Maturity Date
(in millions of U.S. dollars, except percentages)  2006    2007    2008    2009    2010   There-after   Rate (1)
Long-Term Debt:
 Fixed-Rate Debt                                 151.0     7.2     7.2     7.2     7.2      346.7        7.4%
 Average Interest Rate                             7.1%    4.1%    4.1%    4.1%    4.1%       7.7%

Variable Rate Debt
U.S. Dollar-Denominated (2)                         -     33.9   331.0    85.0    56.0      468.9       5.2%
Euro-Denominated (3) (4)                           8.1     8.7     9.3    10.0    10.7      330.6       3.6%

Capital Lease Obligations: (5)
 Fixed-Rate Obligations (6)                       10.0   132.2     5.3     5.5    85.9       26.2       7.6%
 Average Interest Rate (7)                         7.6%    8.8%    6.3%    6.3%    5.5%       8.3%

Interest Rate Swaps: (8)
 Contract Amount (U.S. Dollar-denominated) (9)   500.0     2.2     4.5   211.2    17.8     1,308.3      4.5%
 Average Fixed Pay Rate (2)                        2.8%    6.2%    6.2%    4.3%    5.5%        5.2%
 Contract Amount (Euro-Denominated) (4)            8.1     8.7     9.3    10.0    10.7       330.6      3.8%
 Average Fixed Pay Rate (3)                        3.8%    3.8%    3.8%    3.8%    3.8%        3.8%
___________________________

(1)	Rate refers to the weighted-average effective interest rate for our debt, including the margin we pay on our floating-rate debt as at December 31, 2005, and the average fixed pay rate for our swap agreements, as applicable. The average fixed pay rate on our interest rate swaps excludes the margin we pay on our floating-rate debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2005.

(5)	Excludes capital lease obligations (present value of minimum lease payments) of 244.0 million Euros ($289.2 million) on two of our LNG carriers. Under the terms of these lease obligations, we are required to have on deposit with financial institutions an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligations, including purchase obligations. Consequently, we are not subject to interest rate risk from these obligations.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation.

(7)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(8)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or EURIBOR or semi-annually at the 6-month LIBOR or EURIBOR.

(9)	Includes interest rate swaps of $438.0 million, $256.0 million and $650.0 million that have inception dates of 2006, 2007 and 2009, respectively.

Commodity Price Risk

From time to time we use bunker fuel swap contracts as a hedge to protect against the change in the cost of forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract’s change in fair value is immediately recognized in income. As at December 31, 2005, we were not committed to any bunker fuel swap contracts.

Spot Market Rate Risk

We use written forward freight agreements as a hedge to protect against the change in spot market rates earned by some of our vessels. As at December 31, 2005, we were committed to forward freight agreements totaling 4.9 million metric tonnes with a notional principal amount of $35.4 million, which expire between January and December 2006.

The following table sets forth further information on the magnitude of these foreign currency forward contracts, interest rate swap agreements, bunker fuel swap contracts and forward freight agreements:

                                              Contract                 Carrying Amount                    Fair
(in millions of U.S. dollars)                  Amount              Asset             Liability           Value

December 31, 2005
Foreign Currency Forward Contracts         $      119.1       $               $         1.2       $      (1.2)
Interest Rate Swap Agreements                   2,421.4                                33.5             (33.5)
Forward Freight Agreements                         35.4                                 0.2              (0.2)
Debt (including capital lease obligations)      2,433.0                             2,433.0          (2,466.2)

December 31, 2004
Foreign Currency Forward Contracts         $      104.2       $    16.6       $                    $     16.6
Interest Rate Swap Agreements                   2,304.9                               158.5            (158.5)
Bunker Fuel Swap Contracts                          3.6             0.1                                   0.1
Forward Freight Agreements                         40.0                                 3.3              (3.3)
Debt (including capital lease obligations)      2,744.5                             2,744.5          (2,801.6)

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on the evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2005 to ensure that information required to be disclosed by Teekay in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to Teekay’s management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

During 2005 there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted Standards for Business Conduct that include a Code of Ethics for all employees and directors. This document is available under “Corporate Governance” in the Investor Centre of our web site (www.teekay.com). We also intend to disclose under “Corporate Governance” in the Investor Centre of our web site any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of our directors and executive officers.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2005 and 2004 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees Teekay Shipping Corporation and our subsidiaries paid or accrued for audit and other services provided by Ernst & Young LLP for 2005 and 2004.

Fees                                                                          2005                  2004
                                                                   ------------------------ ---------------------

 Audit Fees (1)                                                         $   973,975           $   907,777
 Audit-Related Fees (2)                                                     215,131               395,176
 Tax Fees (3)                                                               212,509               232,640
 All Other Fees (4)                                                           2,167                 1,900
                                                                   ------------------------ ---------------------
  Total                                                                  $1,403,782            $1,537,493
                                                                   ======================== =====================
___________________________

(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements and review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings. The audit fees for 2005 include $293,225 of fees paid to Ernst & Young LLP by our subsidiary, Teekay LNG, that were approved by the Audit Committee of Teekay LNG.

(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, services related to the regulatory filings for the initial and follow-on public offerings of Teekay LNG and divestitures and other attestation services. The audit-related fees for 2005 include $86,350 ($252,545 in 2004) of fees related to the public offerings of Teekay LNG paid to Ernst & Young LLP by our subsidiary, Teekay LNG, that were approved by the Audit Committee of Teekay LNG.

(3)	For 2005 and 2004, respectively, tax fees principally included international tax planning fees of $2,100 and $62,455, corporate tax compliance fees of $52,600 and $38,849, and personal and expatriate tax services fees of $157,809 and $131,336.

(4)	All other fees principally include subscription fees to an internet database of accounting information.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2005.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In November 2004, we announced that our Board of Directors had authorized the repurchase of up to 3,000,000 shares of our Common Stock in the open market. The following table shows the monthly stock repurchase activity related to this program:

                                                                         Total Number of        Maximum Number of
                                                                        Shares Purchased as   Shares that May Yet
Month of Repurchase                                                       Part of Publicly       Be Purchased
                                Total Number of     Average Price Paid   Announced Plans or        Under the
                                Shares Purchased        per Share           Program           Plans or Program

December 2004.................      1,400,200              $43.73            1,400,200            1,599,800
January 2005..................      1,599,800               42.27            1,599,800                    0
                              ------------------ ------------------- -------------------- -------------------
                                    3,000,000               41.82            3,000,000
                              ================== =================== ==================== ===================

In April, July and December 2005, we announced that its Board of Directors had authorized the repurchase of up to $225 million, $250 million and $180 million, respectively, of shares of our Common Stock in the open market. The following table shows the monthly stock repurchase activity related to these programs:

                                                                      Total Number of        Maximum Dollar
                                                                        Shares Purchased as   Value of Shares that
Month of Repurchase                                                       Part of Publicly         May Yet Be
                                Total Number of     Average Price Paid   Announced Plans or    Purchased Under the
                                Shares Purchased        per Share           Program           Plans or Program

April 2005....................         10,000              $42.15              10,000         $ 654,579,000
May 2005......................      1,430,400               42.54           1,430,400           593,729,000
June 2005.....................      2,163,700               43.72           2,163,700           499,132,000
July 2005.....................        409,300               44.79             409,300           480,800,000
August 2005...................      2,034,000               44.43           2,034,000           390,429,000
September 2005................        850,000               43.37             850,000           353,565,000
October 2005..................      1,827,300               39.18           1,827,300           281,971,000
November 2005.................      1,116,600               41.48           1,116,600           235,654,000
December 2005.................      1,242,200               41.39           1,242,200           184,240,000
January 2006..................      1,715,000               39.59           1,715,000           116,343,000
February 2006.................      1,875,000               38.43           1,875,000            44,287,000
March 2006....................        200,000               39.33             200,000            36,421,000
                              ------------------ ------------------- -------------------- -------------------
                                   14,873,500               41.82          14,873,500
                              ================== =================== ==================== ===================

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and schedule, together with the related report of Ernst & Young LLP, Chartered Accountants thereon, are filed as part of this Annual Report:

                                                                                                         Page

Report of Independent Registered Public Accounting Firm................................................   F-1

Consolidated Financial Statements

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

     1.1  Amended and Restated Articles of Incorporation of Teekay Shipping Corporation. (1)
     1.2  Articles of Amendment of Articles of Incorporation of Teekay Shipping Corporation. (1)
     1.3  Amended and Restated Bylaws of Teekay Shipping Corporation. (1)
     2.1  Registration Rights Agreement among Teekay Shipping Corporation, Tradewinds Trust Co. Ltd., as
          Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK Trust. (2)
     2.2  Specimen of Teekay Shipping Corporation Common Stock Certificate. (2)
     2.3  Indenture dated June 22, 2001 among Teekay Shipping Corporation and The Bank of New York Trust
          Company of Florida (formerly U.S. Trust Company of Texas, N.A.). for U.S. $250,000,000 8.875%
          Senior Notes due 2011. (3)
     2.4  First Supplemental Indenture dated as of December 6, 2001, among Teekay Shipping Corporation and
          The Bank of New York Trust Company of Florida, N.A. for U.S. $100,000,000 8.875% Senior
          Notes due 2011. (4)
     2.5  Exchange and Registration Rights Agreement dated June 22, 2001 among Teekay Shipping Corporation and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Salomon Smith Barney
          Inc., Deutsche Banc Alex. Brown Inc. and Scotia Capital (USA) Inc. (3)
     2.6  Exchange and Registration Rights Agreement dated December 6, 2001 between Teekay Shipping
          Corporation and Goldman, Sachs & Co. (4)
     2.7  Specimen of Teekay Shipping Corporation's 8.875% Senior Notes due 2011. (3)
     4.1  1995 Stock Option Plan. (2)
     4.2  Amendment to 1995 Stock Option Plan. (5)
     4.3  Amended 1995 Stock Option Plan. (6)
     4.4  2003 Equity Incentive Plan. (7)
     4.5  Annual Executive Bonus Plan. (8)
     4.6  Vision Incentive Plan.
     4.7  Form of Indemnification Agreement between Teekay and each of its officers and directors. (2)
     4.8  Rights agreement, dated as of September 8, 2000, between Teekay Shipping Corporation and The Bank of New York, as Rights Agent. (9)
     4.9  Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility
          between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (10)
    4.10  Agreement, dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be
          made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC. (8)
    4.11  Amendment dated September 30, 2004 to Agreement, dated June 26, 2003, for a
          U.S. $550,000,000 Secured Reducing Revolving Loan
          Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (8)
    4.12  Agreement dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others.
     8.1  List of Significant Subsidiaries.
    12.1  Rule 13a-14(a)/15d-14(a) Certification of Teekay's Chief Executive Officer.
    12.2  Rule 13a-14(a)/15d-14(a) Certification of Teekay's Chief Financial Officer.
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
    15.1  Letter from Ernst & Young LLP, as independent chartered accountants, dated April 3, 2006, regarding audited financial information.

(1)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on March 30, 2000, and hereby incorporated by reference to such Annual Report.
(2)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.
(3)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (Registration No. 333-64928), filed with the SEC on July 11, 2001, and hereby incorporated by reference to such Registration Statement.
(4)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (Registration No. 333-76922), filed with the SEC on January 17, 2002, and hereby incorporated by reference to such Registration Statement.
(5)	Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on May 2, 2000, and hereby incorporated by reference to such Report.
(6)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Annual Report.
(7)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-119564), filed with the SEC on October 6, 2004, and hereby incorporated by reference to such Registration Statement.
(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2005, and hereby incorporated by reference to such Report.
(9)	Previously filed as an exhibit to the Company’s Form 8-A (File No.1-12874), filed with the SEC on September 11, 2000, and hereby incorporated by reference to such Annual Report.
(10)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 14, 2003, and hereby incorporated by reference to such Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: April 7, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
TEEKAY SHIPPING CORPORATION

We have audited the accompanying consolidated balance sheets of Teekay Shipping Corporation and subsidiaries at December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Shipping Corporation and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada, February 21, 2006	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

                                                                   Year Ended       Year Ended       Year Ended
                                                                   December 31,     December 31,     December 31,
                                                                       2005             2004             2003
                                                                         $                $                $
                                                                 ---------------- ---------------- ----------------

VOYAGE REVENUES                                                     1,954,618        2,219,238        1,576,095
---------------------------------------------------------------- ---------------- ---------------- ----------------

OPERATING EXPENSES
Voyage expenses                                                       419,169          432,395          394,656
Vessel operating expenses                                             206,749          218,489          210,696
Time-charter hire expense                                             467,990          457,180          304,623
Depreciation and amortization                                         205,529          237,498          191,237
General and administrative                                            159,707          130,742           85,147
Vessel and equipment writedowns and (gain) loss on sale
    of vessels (note 19)                                             (139,184)         (79,254)          90,389
Restructuring charge (note 15)                                          2,882            1,002            6,383
---------------------------------------------------------------- ---------------- ---------------- ----------------
Total operating expenses                                            1,322,842        1,398,052        1,283,131
---------------------------------------------------------------- ---------------- ---------------- ----------------

Income from vessel operations                                         631,776          821,186          292,964
---------------------------------------------------------------- ---------------- ---------------- ----------------

OTHER ITEMS
Interest expense                                                     (132,428)        (121,518)         (80,999)
Interest income                                                        33,943           18,528            3,921
Equity income from joint ventures                                      11,141           13,730            6,970
Gain on sale of marketable securities                                       -           93,175              517
Foreign exchange gain (loss) (note 8)                                  59,810          (42,704)          (3,855)
Other - net (note 15)                                                 (33,342)         (24,957)         (42,154)
---------------------------------------------------------------- ---------------- ---------------- ----------------
Total other items                                                     (60,876)         (63,746)        (115,600)
---------------------------------------------------------------- ---------------- ---------------- ----------------

Net income                                                            570,900          757,440          177,364
---------------------------------------------------------------- ---------------- ---------------- ----------------

Earnings per common share (note 20)
•Basic                                                                   7.30             9.14             2.22
•Diluted                                                                 6.83             8.63             2.18
Weighted average number of common shares
•Basic                                                             78,201,996       82,829,336       79,986,746
•Diluted                                                           83,547,686       87,729,037       81,466,294
================================================================ ================ ================ ================

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                                      As at              As at
                                                                                   December 31,       December 31,
                                                                                       2005               2004
                                                                                         $                  $
                                                                                ------------------ -------------------
ASSETS
Current
Cash and cash equivalents (note 8)                                                    236,984            427,037
Restricted cash (note 11)                                                             152,286             96,087
Accounts receivable                                                                   151,732            210,089
Vessels held for sale                                                                       -            129,952
Net investment in direct financing leases - current                                    20,240                  -
Prepaid expenses and other assets                                                      69,175             54,717
------------------------------------------------------------------------------ ------------------ -------------------

Total current assets                                                                  630,417            917,882
------------------------------------------------------------------------------ ------------------ -------------------

Restricted cash (note 11)                                                             158,798            352,725

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $766,696 (2004 - $960,597)                2,536,002          2,613,379
Vessels under capital leases, at cost, less accumulated depreciation of $35,574
  (2004 - $11,047) (note 11)                                                          712,120            665,331
Advances on newbuilding contracts (note 17)                                           473,552            252,577
------------------------------------------------------------------------------ ------------------ -------------------
Total vessels and equipment                                                         3,721,674          3,531,287
------------------------------------------------------------------------------ ------------------ -------------------
Net investment in direct financing leases (note 5)                                    100,996            109,215
Investment in joint ventures (note 17)                                                145,448             59,637
Other assets                                                                          113,590             85,893
Intangible assets - net (note 6)                                                      252,280            277,511
Goodwill (note 6)                                                                     170,897            169,590
------------------------------------------------------------------------------- ------------------ -------------------

Total assets                                                                        5,294,100          5,503,740
============================================================================== ================== ===================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable                                                                       40,908             61,607
Accrued liabilities (note 7)                                                          125,878            144,415
Current portion of long-term debt (note 8)                                            159,053            119,453
Current obligation under capital leases (notes 11 and 17)                             139,001             88,934
------------------------------------------------------------------------------ ------------------ -------------------

Total current liabilities                                                             464,840            414,409
------------------------------------------------------------------------------ ------------------ -------------------
Long-term debt (note 8)                                                             1,686,190          1,988,551
Long-term obligation under capital leases (note 11)                                   415,234            547,607
Loan from joint venture partner (note 9)                                               33,500                  -
Other long-term liabilities (notes 1 and 10)                                          174,991            301,091
------------------------------------------------------------------------------ ------------------ -------------------

Total liabilities                                                                   2,774,755          3,251,658
------------------------------------------------------------------------------ ------------------ -------------------
Commitments and contingencies (notes 10, 11, 16, 17 and 21)

Minority interest                                                                     282,803             14,724

Stockholders' equity
Capital stock (note 13)                                                               471,784            534,938
Retained earnings                                                                   1,833,588          1,758,552
Accumulated other comprehensive loss                                                  (68,830)           (56,132)
------------------------------------------------------------------------------ ------------------ -------------------

Total stockholders' equity                                                          2,236,542          2,237,358
------------------------------------------------------------------------------ ------------------ -------------------

Total liabilities and stockholders' equity                                          5,294,100          5,503,740
============================================================================== ================== ===================

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                          Year Ended     Year Ended   Year Ended
                                                                          December 31,  December 31,  December 31,
                                                                              2005         2004         2003
                                                                                $            $            $
                                                                          --------------- ------------ -------------
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                                    570,900       757,440      177,364
Non-cash items:
  Depreciation and amortization                                               205,529       237,498      191,237
  Gain on sale of vessels                                                    (151,427)      (79,254)      (1,188)
  Gain on sale of marketable securities                                             -       (93,175)        (517)
  Loss on writedown of vessels and equipment                                   12,243             -       91,577
  Loss on writedown of marketable securities                                        -             -        4,910
  Loss on repurchase of bonds (note 15)                                        13,255           769        5,385
  Equity income (net of dividends received: December 31, 2005 -
   $9,227; December 31, 2004 - $12,576; December 31, 2003 - $7,420)            (1,914)       (1,154)         450
  Income taxes (note 15)                                                       (2,340)       35,048       36,501
  Loss from settlement of interest rate swaps (note 15)                         7,820             -            -
  Writeoff of capitalized loan costs (note 15)                                  7,462             -            -
  Unrealized foreign exchange (gain) loss and other - net                     (23,174)       16,971       (3,191)
Change in non-cash working capital items related to operating
    activities (note 18)                                                       (8,644)      (26,550)      (4,256)
Expenditures for drydocking                                                   (20,668)      (32,889)     (42,697)
------------------------------------------------------------------------- --------------- ------------- -------------

Net operating cash flow                                                       609,042       814,704      455,575
------------------------------------------------------------------------- --------------- ------------- -------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                2,472,316     1,631,181    1,993,270
Capitalized loan costs                                                         (8,495)       (9,960)     (12,442)
Loan from joint venture partner (note 9)                                       33,500             -            -
Scheduled repayments of long-term debt                                        (61,242)     (150,314)     (62,240)
Prepayments of long-term debt                                              (2,629,624)   (1,731,223)  (1,466,815)
Repayments of capital lease obligations                                       (78,919)      (66,109)        (345)
Decrease in restricted cash                                                    81,304         8,341        6,113
Settlement of interest rate swaps                                            (143,295)            -            -
Net proceeds from sale of Teekay LNG Partners L.P. units (note 3)             257,986             -            -
Investment in subsidiaries from minority owners (note 17)                      25,329             -            -
Distribution from subsidiaries to minority owners (note 17)                   (14,093)            -            -
Issuance of Common Stock upon exercise of stock options                        20,359        51,280       25,015
Repurchase of Common Stock (note 13)                                         (538,377)      (61,237)           -
Cash dividends paid                                                           (49,151)      (42,362)     (35,719)
------------------------------------------------------------------------- --------------- ------------- -------------

Net financing cash flow                                                      (632,402)     (370,403)     446,837
------------------------------------------------------------------------- --------------- ------------- -------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                       (555,142)     (548,587)    (372,433)
Proceeds from sale of vessels and equipment                                   534,007       440,556      242,111
Proceeds from sale of marketable securities                                         -       135,357        9,642
Purchase of Teekay Shipping Spain S.L., net of cash acquired
    of $11,191 (note 4)                                                             -      (286,993)           -
Purchase of Navion AS (note 5)                                                      -             -     (704,734)
Purchase of intangible assets                                                       -             -       (7,250)
Investment in joint ventures (note 17)                                        (82,399)       (4,369)      25,500
Loan to joint venture partner                                                 (13,000)            -            -
Purchase of PetroTrans Holdings Ltd.                                                -          (357)     (25,050)
Investment in direct financing leases (note 5)                                (23,708)      (53,273)     (25,202)
Repayment of direct financing leases (note 5)                                  12,440         9,381        4,880
Other                                                                         (38,891)       (1,263)     (42,217)
------------------------------------------------------------------------- --------------- ------------- -------------

Net investing cash flow                                                      (166,693)     (309,548)    (894,753)
------------------------------------------------------------------------- --------------- ------------- -------------

(Decrease) increase in cash and cash equivalents                             (190,053)      134,753        7,659
Cash and cash equivalents, beginning of the period                            427,037       292,284      284,625
------------------------------------------------------------------------- --------------- ------------- -------------

Cash and cash equivalents, end of the period                                  236,984       427,037      292,284
------------------------------------------------------------------------- --------------- ------------- -------------

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands of U.S. dollars)

                                                                              Accumulated
                                                                                 Other
                                                                                 Compre-
                                                  Thousands                      hensive   Compre-    Total
                                                  of Common  Common   Retained   Income    hensive  Stockholders'
                                                   Shares     Stock   Earnings   (Loss)    Income    Equity
                                                      #         $         $         $         $         $
------------------------------------------------- --------- --------- ---------- --------- --------- ----------

Balance as at December 31, 2002                     79,384   470,988    954,005   (3,095)            1,421,898
------------------------------------------------- --------- --------- ---------- --------- --------- ----------

Net income                                                              177,364            177,364     177,364
Other comprehensive income:
 Unrealized gain on marketable securities                                         53,540    53,540      53,540
 Reclassification adjustment for loss on
  marketable securities included in net income                                     4,899     4,899       4,899
 Unrealized gain on derivative instruments
   (note 16)                                                                       8,639     8,639       8,639
 Reclassification adjustment for gain on
  derivative instruments (note 16)                                                  (459)     (459)       (459)
                                                                                          ---------
Comprehensive income                                                                       243,983
                                                                                          ---------
Dividends declared                                                      (35,719)                       (35,719)
Reinvested dividends                                     2         3                                         3
Exercise of stock options                            1,764    25,015                                    25,015
7.25% Premium Equity Participating Security
  Units contract adjustment fee                               (4,803)                                   (4,803)
Issuance of Common Stock (note 13)                      72     1,450                                     1,450
------------------------------------------------- --------- --------- ---------- --------- --------- ----------

Balance as at December 31, 2003                     81,222   492,653  1,095,650    63,524            1,651,827
------------------------------------------------- --------- --------- ---------- --------- --------- ----------

Net income                                                              757,440            757,440     757,440
Other comprehensive income:
 Unrealized gain on marketable securities                                         39,369    39,369      39,369
 Reclassification adjustment for gain on
   marketable securities included in net income                                  (92,539)  (92,539)    (92,539)
 Unrealized loss on derivative instruments (note 16)                             (94,822)  (94,822)    (94,822)
 Reclassification adjustment for loss on
  derivative instruments (note 16)                                                28,336    28,336      28,336
                                                                                          ---------
Comprehensive income                                                                       637,784
                                                                                          ---------
Dividends declared                                                      (42,366)                       (42,366)
Reinvested dividends                                     1         3                                         3
100% Stock dividend                                               41        (41)                             -
Exercise of stock options                            3,125    51,280                                    51,280
Issuance of Common Stock (note 13)                       3        67                                        67
Repurchase of Common Stock (note 13)                (1,400)   (9,106)   (52,131)                       (61,237)
------------------------------------------------- --------- --------- ---------- --------- --------- ----------

Balance as at December 31, 2004                     82,951   534,938  1,758,552  (56,132)            2,237,358
------------------------------------------------- --------- --------- ---------- --------- --------- ----------

Net income                                                              570,900            570,900     570,900
Other comprehensive income:
 Unrealized loss on marketable securities                                         (1,348)   (1,348)     (1,348)
 Unrealized loss on derivative instruments (note 16)                             (25,370)  (25,370)    (25,370)
 Reclassification adjustment for loss on
  derivative instruments (note 16)                                                14,020    14,020      14,020
                                                                                         ---------
Comprehensive income                                                                       558,202
                                                                                         ---------
Dividends declared                                                      (49,155)                       (49,155)
Reinvested dividends                                     1         4                                         4
Exercise of stock options                            1,098    20,359                                    20,359
Issuance of Common Stock (note 13)                       9       297                                       297
Repurchase of Common Stock (note 13)               (12,683)  (83,814)  (454,563)                      (538,377)
Gain on public offerings of Teekay LNG (note 3)                           7,854                          7,854
------------------------------------------------- --------- --------- ---------- --------- --------- ----------

Balance as at December 31, 2005                     71,376   471,784  1,833,588  (68,830)            2,236,542
------------------------------------------------- --------- --------- ---------- --------- --------- ----------

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in conformity with generally accepted U.S accounting principles. They include the accounts of Teekay Shipping Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company). Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with generally accepted U.S. accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

Operating revenues and expenses

The Company recognizes revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is off-hire. All voyage revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages, and voyages servicing contracts of affreightment (or COAs) whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing voyage revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Shuttle tanker voyages servicing COAs with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

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

Cash interest paid during the years ended December 31, 2005, 2004 and 2003 totaled $148.9 million, $130.1 million, and $81.9 million, respectively.

Marketable securities

The Company’s investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains and losses on available-for-sale securities are reported as a component of accumulated other comprehensive income (loss).

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessel purchases to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for crude oil tankers and 35 years for liquefied natural gas (or LNG) carriers from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for 25 years or 35 years, respectively. Depreciation of vessels and equipment for the years ended December 31, 2005, 2004 and 2003 aggregated $166.5 million, $189.4 million and $152.4 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and vessels accounted for as capital leases. (see Note 19).

Interest costs capitalized to vessels and equipment for the years ended December 31, 2005, 2004 and 2003 aggregated $16.6 million, $9.9 million and $8.5 million, respectively.

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

Generally, the Company drydocks each vessel every two and a half to five years. In addition, a shipping society classification intermediate survey is performed on the Company’s LNG carriers between the second and third year of the five-year drydocking period. The Company capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company expenses costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2005, 2004 and 2003 aggregated $14.9 million, $23.5 million and $26.4 million, respectively.

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

Direct financing leases

The Company assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products. Leasing of the VOC Equipment is accounted for as a direct financing lease, with lease payments received being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

Investment in joint ventures

The Company has a 50% participating interest in eight joint venture companies (2004 — eight). Five of these joint ventures each own one shuttle tanker. One of the joint ventures, which was formed on April 30, 2004, will pursue new business in the oil and gas shipping sectors that relate only to the Spanish market or are led by Spanish entities or entities controlled by a Spanish company (see Note 4). One joint venture has a first right of refusal on Statoil ASA’s oil transportation requirements at the prevailing market rate until December 31, 2007 (see Note 5). One joint venture is a lightering company acquired on September 30, 2003. The Company has a 40% participating interest in one joint venture company that has contracted to construct and charter four LNG carriers under long-term fixed-rate contracts to Ras Laffan Liquefied Natural Gas Co. Limited (3) (see Note 17). The joint ventures are accounted for using the equity method, whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings.

Investment in the Panamax OBO Pool

All Panamax oil/bulk/ore carriers (or OBOs) owned by the Company were operated through a pool that was managed by the Company until its termination in 2003, when the Company sold all of its OBO carriers. The participants in the pool were the companies contributing vessel capacity to it. The voyage revenues and expenses of these vessels have been included on a 100% basis in the consolidated financial statements. The minority pool participants’ share of the results has been deducted as time charter hire expense prior to termination of the pool.

Loan costs

Loan costs, including fees, commissions and legal expenses, which are presented as other assets are capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

Derivative instruments

The Company utilizes derivative financial instruments to reduce risk from foreign currency fluctuations, changes in interest rates, changes in spot market rates for vessels and changes in bunker fuel prices and does not use them for trading purposes. Statement of Financial Accounting Standards No. 133 (or SFAS 133) “Accounting for Derivative Instruments and Hedging Activities,” which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivatives instruments and hedging activities.

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

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company’s intangible assets consist primarily of time charter contracts acquired as part of the purchase of Teekay Shipping Spain S.L (or Teekay Spain) and COAs acquired as part of the purchase of Navion AS (or Navion). The time charter contracts are being amortized on a straight line basis over the life of the contracts. The COAs are being amortized over their respective lives, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.

Income taxes

The legal jurisdictions in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company’s Australian shipowning subsidiaries, its Canadian subsidiary Teekay Canadian Tankers Ltd., its Norwegian subsidiaries UNS and Navion and its Spanish subsidiary Teekay Spain are subject to income taxes (see Note 15). Included in other long-term liabilities are deferred income taxes of $67.3 million at December 31, 2005, $121.4 million at December 31, 2004, and $78.2 million at December 31, 2003. The Company accounts for such taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.”

Issuance of shares or units by subsidiaries

The Company accounts for gains or losses from the issuance of shares or units by its subsidiaries as an adjustment to stockholders’ equity.

Accounting for stock-based compensation

Under Statement of Financial Accounting Standards No. 123 (or SFAS 123), “Accounting for Stock-Based Compensation,” disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates (see also “Recent Accounting Pronouncements” below). The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (or APB 25), “Accounting for Stock Issued to Employees.” As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense is recognized under APB 25.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (see Note 13).

                                                                  Year Ended       Year Ended       Year Ended
                                                                  December 31,     December 31,     December 31,
                                                                    2005             2004             2003
                                                                      $                $                $
                                                              ---------------- ---------------- ----------------

     Net income - as reported...............................        570,900          757,440          177,364
     Less: Total stock-based compensation expense...........          8,077            8,996            8,243
                                                               ---------------- ---------------- ----------------
     Net income - pro forma.................................        562,823          748,444          169,121
                                                               ================ ================ ================

     Basic earnings per common share:
       As reported..........................................          7.30             9.14             2.22
       Pro forma............................................          7.20             9.04             2.11

     Diluted earnings per common share:
       As reported..........................................          6.83             8.63             2.18
       Pro forma............................................          6.74             8.53             2.08
For the purpose of the above pro forma calculations, the fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: risk-free average interest rates of 4.1% for the year ended December 31, 2005; 2.7% for the year ended December 31, 2004 and 2.8% for the year ended December 31, 2003, respectively; dividend yield of 1.5%; expected volatility of 35%; and expected lives of five years.

Comprehensive income

The Company follows Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” which establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements.

Recent accounting pronouncements

On December 16, 2004, the Financial Accounting Standards Board (or FASB) issued FASB Statement of Financial Accounting Standards No. 123(R) (or SFAS 123(R)), “Share-Based Payment”, which is a revision of SFAS 123 and supersedes APB 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an acceptable alternative.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

SFAS 123(R) must be adopted at the beginning of the first fiscal year commencing after June 15, 2005, and the Company will adopt SFAS 123(R) on January 1, 2006.

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

The Company plans to adopt SFAS 123(R) using the modified prospective method.

The adoption of SFAS 123(R)‘s fair value method will have a significant impact on our result of operations, although it will not affect our overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in the above table.

2.	Segment Reporting

The Company is engaged in the international marine transportation of crude oil, clean petroleum products and LNG through the operation of its tankers and LNG carriers. The Company’s revenues are earned in international markets.

One customer, an international oil company, accounted for 20% ($392.2 million) of the Company’s consolidated voyage revenues during the year ended December 31, 2005. The same customer accounted for 17% ($373.7 million) of the Company’s consolidated voyage revenues during 2004 and 15% ($239.5 million) during 2003. No other customer accounted for over 10% of the Company’s consolidated voyage revenues during any of those years.

The Company has three reportable segments: its spot tanker segment, its fixed-rate tanker segment, and its fixed-rate LNG segment. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or on short-term fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. The Company’s fixed-rate tanker segment consists of shuttle tankers, floating storage and offtake vessels, liquid petroleum gas carriers and conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts or contracts of affreightment. The Company’s fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time-charter contracts. The Company had no LNG operations prior to the acquisition of Teekay Spain on April 30, 2004 (see Note 4). Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the years ended December 31, 2005, 2004 and 2003.
     ----------------------------------------------------- --------------- -------------- ------------ -------------
                                                                Spot        Fixed-Rate     Fixed-Rate
                                                               Tanker         Tanker          LNG
     Year ended December 31, 2005                             Segment        Segment        Segment       Total
                                                                 $              $              $            $
     ----------------------------------------------------- --------------- -------------- ------------ -------------

     Voyage revenues - external..........................   1,122,845        734,128        97,645     1,954,618
     Voyage expenses.....................................     347,043         72,078            48       419,169
     Vessel operating expenses...........................      62,525        128,916        15,308       206,749
     Time-charter hire expense...........................     273,730        194,260             -       467,990
     Depreciation and amortization.......................      55,105        120,064        30,360       205,529
     General and administrative (1) .....................      89,465         57,059        13,183       159,707
     Vessel writedowns/(gain) loss on sale of vessels....    (142,004)         2,820             -      (139,184)
     Restructuring charge................................       1,927            955             -         2,882
                                                           --------------- -------------- ------------ -------------
     Income from vessel operations.......................     435,054        157,976        38,746       631,776
                                                           =============== ============== ============ =============

     Voyage revenues - intersegment......................           -          4,607             -         4,607
     Equity income.......................................       5,233          5,908             -        11,141
     Investments in joint ventures at December 31, 2005..      29,142         33,907        82,399       145,448
     Total assets at December 31, 2005...................     906,028      2,050,122     1,753,289     4,709,439
     Expenditures for vessels and equipment (2) .........     174,128         60,653       320,361       555,142

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

     ---------------------------------------------------- --------------- -------------- ------------ -------------
                                                                Spot        Fixed-Rate     Fixed-Rate
                                                               Tanker         Tanker          LNG
     Year ended December 31, 2004                             Segment        Segment        Segment       Total
                                                                 $              $              $            $
     ---------------------------------------------------- --------------- -------------- ------------ -------------

     Voyage revenues - external.........................    1,450,791        725,061        43,386     2,219,238
     Voyage expenses....................................      355,116         77,058           221       432,395
     Vessel operating expenses..........................       93,394        117,586         7,509       218,489
     Time-charter hire expense..........................      263,122        194,058             -       457,180
     Depreciation and amortization......................       95,570        129,074        12,854       237,498
     General and administrative (1) ....................       70,371         56,431         3,940       130,742
     Vessel writedowns/(gain) loss on sale of vessels...      (72,101)        (7,153)            -       (79,254)
     Restructuring charge...............................        1,002              -             -         1,002
                                                         -------------- -------------- -------------- -------------
     Income from vessel operations......................      644,317        158,007        18,862       821,186
                                                         ============== ============== ============== =============

     Voyage revenues - intersegment.....................            -          4,607             -         4,607
     Equity income......................................        7,040          6,690             -        13,730
     Investments in joint ventures at December 31, 2004.       29,034         30,603             -        59,637
     Total assets at December 31, 2004..................    1,119,302      2,080,855     1,517,027     4,717,184
     Expenditures for vessels and equipment (2) ........      214,572        191,085       142,930       548,587

     ---------------------------------------------------- --------------- -------------- ------------ -------------
                                                                Spot        Fixed-Rate     Fixed-Rate
                                                               Tanker         Tanker          LNG
     Year ended December 31, 2003                             Segment        Segment        Segment       Total
                                                                 $              $              $            $
     ---------------------------------------------------- --------------- -------------- ------------ -------------

     Voyage revenues - external.........................    1,081,974        494,121             -     1,576,095
     Voyage expenses....................................      342,928         51,728             -       394,656
     Vessel operating expenses..........................      126,261         84,435             -       210,696
     Time-charter hire expense..........................      168,344        136,279             -       304,623
     Depreciation and amortization......................      106,374         84,863             -       191,237
     General and administrative (1) ....................       53,338         31,809             -        85,147
     Vessel writedowns/(gain) loss on sale of vessels...       90,326             63             -        90,389
     Restructuring charge...............................        4,382          2,001             -         6,383
                                                         -------------- -------------- -------------- -------------
     Income from vessel operations......................      190,021        102,943             -       292,964
                                                         ============== ============== ============== =============

     Voyage revenues - intersegment.....................            -          8,499             -         8,499
     Equity income......................................        1,441          5,529             -         6,970
     Investments in joint ventures at December 31, 2003.       26,345         28,047             -        54,392
     Total assets at December 31, 2003..................    1,144,087      1,798,617             -     2,942,704
     Expenditures for vessels and equipment (2) ........       28,684        343,749             -       372,433
(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Excludes vessels purchased as part of the Company’s acquisition of Teekay Spain in April 2004, and Navion AS in April 2003.

A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:

                                                                                December 31,          December 31,
                                                                                    2005                  2004
                                                                                      $                     $
                                                                           --------------------- --------------------
      Total assets of all segments........................................       4,709,439             4,717,184
      Cash and restricted cash............................................         244,510               428,437
      Accounts receivable and other assets................................         340,151               358,119
                                                                           --------------------- --------------------
         Consolidated total assets........................................       5,294,100             5,503,740
                                                                           ===================== ====================
3.	Public Offerings of Teekay LNG Partners L.P.

On May 10, 2005, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) completed its initial public offering (or the Offering) of 6.9 million common units at a price of $22.00 per unit. During November 2006, Teekay LNG issued an additional 4.6 million common units at a price of $27.40 per unit (or the Follow-on Offering). As a result of these transactions, the Company recorded a $7.9 million increase to stockholders’ equity which represents the Company’s gain from the issuance of units for the Offering and Follow-on Offering.

The proceeds received from the public offerings and the use of those proceeds are summarized as follows:

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

     Proceeds received:                                                 Offering    Follow-On Offering      Total
                                                                           $                $                 $
                                                                   ----------------- ---------------- ---------------
       Sale of 6,900,000 common units at $22.00 per unit...........     151,800                -          151,800
       Sale of 4,600,000 common units at $27.40 per unit...........           -          126,040          126,040
                                                                   ----------------- ---------------- ---------------
                                                                        151,800          126,040          277,840
                                                                   ----------------- ---------------- ---------------
     Use of proceeds from sale of common units:
       Underwriting and structuring fees...........................      10,473            5,042           15,515
       Professional fees and other offering expenses to third
         parties...................................................       5,614              790            6,404
       Repayment of loans from Teekay Shipping Corporation.........     129,400                -          129,400
       Purchase of three Suezmax tankers from Teekay Shipping
         Corporation...............................................           -          120,208          120,208
       Working capital.............................................       6,313                -            6,313
                                                                   ----------------- ---------------- ---------------
                                                                        151,800          126,040          277,840
                                                                   ----------------- ---------------- ---------------
Teekay LNG is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG provides LNG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies through its fleet of LNG carriers and Suezmax class crude oil tankers, primarily consisting of vessels obtained through the Company’s acquisition of Teekay Spain in April 2004.

Immediately preceding the Offering, the Company entered into an omnibus agreement with Teekay LNG governing, among other things, when the Company and Teekay LNG may compete with each other and certain rights of first offering on LNG carriers and Suezmax tankers. Under the agreement, Teekay LNG has granted to the Company a 30-day right of first offering on any proposed (a) sale, transfer or other disposition of any of Teekay LNG’s Suezmax tankers or (b) re-chartering of any of Teekay LNG’s Suezmax tankers pursuant to a time-charter with a term of at least three years if the existing charter expires or is terminated early. Likewise, the Company has granted a similar right of first offer to Teekay LNG for any LNG carriers it might own.

Concurrently with Teekay LNG’s Follow-On Offering, the Company sold to Teekay LNG three double-hulled Suezmax tankers and related long-term, fixed-rate time charters for an aggregate price of $180 million. These vessels, the African Spirit, Asian Spirit and European Spirit, have an average age of two years and are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Teekay LNG financed the acquisition with the net proceeds of the public offering, together with borrowings under its revolving credit facility and cash balances.

4.	Acquisition of Teekay Shipping Spain S.L.

On April 30, 2004, the Company acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries and renamed it Teekay Shipping Spain, S.L. Teekay Spain engages in the marine transportation of crude oil and LNG. The Company acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. The recognition of goodwill was supported by managements’ belief that the acquisition of the Teekay Spain business has provided the Company with a strategic platform from which to expand its presence in the LNG shipping sector and immediate access to reputable LNG operations. The Company anticipates this will benefit it when bidding on future LNG projects. In the transaction, Teekay also entered into an agreement with an entity controlled by the former controlling shareholder of Teekay Spain to establish a 50/50 joint venture that will pursue new business in the oil and gas shipping sectors that relate only to the Spanish market or are led by Spanish entities or entities controlled by a Spanish company. Teekay Spain’s results of operations have been consolidated with the Company’s results commencing May 1, 2004.

As at December 31, 2005, Teekay Spain’s LNG fleet consisted of four LNG vessels. Teekay Spain’s vessels are contracted under long-term, fixed-rate time charters to major Spanish energy companies. As at December 31, 2005, Teekay Spain’s conventional crude oil tanker fleet consisted of five Suezmax tankers. All five Suezmax tankers are contracted under long-term, fixed-rate time charters with a major Spanish oil company.

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 30, 2004, the date of the Teekay Spain acquisition.

                                                                                           At April 30, 2004
                                                                                                     $
                                                                                            -------------------
     ASSETS
     Cash, cash equivalents and short-term restricted cash..................................        85,092
     Other current assets...................................................................         7,415
     Vessels and equipment..................................................................       821,939
     Restricted cash - long term............................................................       311,664
     Other assets - long-term...............................................................        15,355
     Intangible assets subject to amortization: Time-charter contracts (weighted-average
         useful life of 19.2 years).........................................................       183,052
     Goodwill ($3.6 million fixed-rate tanker segment and $35.7 million fixed-rate LNG
         segment)...........................................................................        39,279
     --------------------------------------------------------------------------------------- -------------------
     Total assets acquired..................................................................     1,463,796
     ======================================================================================= ===================
     LIABILITIES
     Current liabilities....................................................................        98,428
     Long-term debt ........................................................................       668,733
     Obligations under capital leases.......................................................       311,011
     Other long-term liabilities............................................................        87,439
     --------------------------------------------------------------------------------------- -------------------
     Total liabilities assumed..............................................................     1,165,611
     ======================================================================================= ===================
     Net assets acquired (cash consideration) ..............................................       298,185
     ======================================================================================= ===================

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(1)	The following table shows comparative summarized consolidated pro forma financial information for the Company for the years ended December 31, 2004 and 2003, giving effect to the acquisition of 100% of the outstanding shares in Teekay Spain as if it had taken place on January 1 of each of the periods presented:

                                                                                         Pro Forma
                                                                                   Year Ended December 31,
                                                                                2004                 2003
                                                                             (unaudited)          (unaudited)
                                                                                  $                    $
                                                                       --------------------- ---------------------

     Voyage revenues...................................................      2,259,956             1,662,804
     Net income (1)....................................................        769,240               104,820
     Earnings per share
     - Basic...........................................................           9.29                  1.31
     - Diluted.........................................................           8.77                  1.29
(1)	The results of Teekay Spain for the four months ended April 30, 2004 and the year ended December 31, 2003 included a foreign exchange gain of $18.0 million and a foreign exchange loss of $71.5 million, respectively. Substantially all of the foreign exchange gain and loss were unrealized.

5.	Acquisition of Navion AS

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

Navion, based in Stavanger, Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of December 31, 2005, consisted of eight owned and 19 chartered-in vessels (excluding five vessels chartered-in from the Company’s shuttle tanker subsidiary Ugland Nordic Shipping AS (or UNS), and other subsidiaries of the Company), provides logistical services to the Norwegian state-owned oil company, Statoil ASA, and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Subsequent to the acquisition, the operations of UNS and the shuttle tanker operations of Navion were combined into one business unit, Teekay Navion Shuttle Tankers. The projected benefits resulting from the combined operations as well as possible growth opportunities in the North Sea and elsewhere in the world resulted in the recognition of goodwill. Navion’s modern, chartered-in, conventional tanker fleet, which as of December 31, 2005, consisted of eight crude oil tankers and 20 product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and offtake vessels currently trading as conventional crude oil tankers in the Atlantic region and one chartered-in methanol carrier on long-term charter to Statoil. Through Navion Chartering AS, an entity owned jointly with Statoil, Navion has a first right of refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. In addition to tanker operations, Navion also constructs, installs, operates and leases equipment that reduces volatile organic compound emissions during loading, transportation and storage of oil and oil products.

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 1, 2003, the date of the Navion acquisition.

                                                                                                        As at
                                                                                                    April 1, 2003
                                                                                                           $
     ASSETS
     Current assets..............................................................................        64,457
     Vessels and equipment.......................................................................       543,003
     Net investment in direct financing leases...................................................        45,558
     Other assets - long-term....................................................................         3,835
     Intangible assets subject to amortization: Contracts of affreightment (15-year
         sum-of-years declining balance).........................................................       117,000
     Goodwill (fixed-rate tanker segment)........................................................        40,033
     -------------------------------------------------------------------------------------------- -------------------
     Total assets acquired                                                                              813,886
     ============================================================================================ ===================
     LIABILITIES
     Current liabilities.........................................................................        36,270
     Other long-term liabilities.................................................................         3,463
     -------------------------------------------------------------------------------------------- -------------------
     Total liabilities assumed...................................................................        39,733
     -------------------------------------------------------------------------------------------- -------------------
     Net assets acquired (cash consideration)....................................................       774,153
     ============================================================================================ ===================
The following table shows comparative summarized consolidated pro forma financial information for the Company for the year ended December 31, 2003, giving effect to the acquisition of 100% of the outstanding shares in Navion as if the acquisition had taken place on January 1, 2003:

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

                                                                                            Pro Forma
                                                                                           Year Ended
                                                                                       December 31, 2003
                                                                                          (unaudited)
                                                                                               $
                                                                                    ------------------------
     Voyage revenues...............................................................      1,804,528
     Net income....................................................................        223,403
     Net income per common share
     - Basic ......................................................................           2.79
     - Diluted.....................................................................           2.74
6.	Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2005 for the Company’s reporting segments are as follows:

                                                        Fixed-Rate   Fixed-Rate
                                            Spot Tanker   Tanker        LNG
                                              Segment    Segment      Segment    Other       Total
                                                 $          $            $          $          $
                                             ---------- ----------- ----------- ---------- ----------
      Balance as of December 31, 2004........    -       132,223       35,631      1,736    169,590
      Goodwill acquired......................    -         1,973            -          -      1,973
      Goodwill impairment....................    -             -            -       (666)      (666)
                                             ---------- ----------- ----------- ---------- ----------
        Balance as of December 31, 2005          -       134,196       35,631      1,070    170,897
                                             ========== =========== =========== ========== ==========
As at December 31, 2005 and 2004, intangible assets consisted of:

                                                       December 31, 2005                   December 31, 2004
                               ------------- ---------- ------------ ---------- ---------- ------------ ----------
                                 Weighted-
                                  Average       Gross                    Net      Gross                    Net
                                Amortization  Carrying  Accumulated   Carrying   Carrying  Accumulated   Carrying
                                   Period       Amount  Amortization   Amount     Amount   Amortization   Amount
                                   (years)        $          $            $         $           $           $
                               ------------- ---------- ------------ ---------- ---------- ------------ ----------
   Contracts of affreightment..     10.2       124,250    (45,748)      78,502   124,250    (30,880)     93,370
   Time-charter contracts......     19.2       182,552    (13,358)     169,194   182,552     (4,095)    178,457
   Intellectual property.......      7.0         7,701     (3,117)       4,584     7,701     (2,017)      5,684
                               ------------- ---------- ------------ ---------- ---------- ------------ ----------
                                    15.4       314,503    (62,223)     252,280   314,503    (36,992)    277,511
                               ============= ========== ============ ========== ========== ============ ==========
Aggregate amortization expense of intangible assets for the year ended December 31, 2005 was $25.2 million ($25.7 million – 2004, $13.4 million – 2003). Amortization of intangible assets for the five fiscal years subsequent to December 31, 2005 is expected to be $22.3 million (2006), $21.3 million (2007), $20.3 million (2008), $19.3 million (2009), and $17.4 million (2010).

7.	Accrued Liabilities

                                                                            December 31, 2005    December 31, 2004
                                                                                     $                    $
                                                                          ---------------------- ------------------

     Voyage and vessel....................................................         62,018               79,566
     Interest.............................................................         13,703               21,137
     Payroll and benefits.................................................         50,157               43,712
                                                                          ---------------------- ------------------
                                                                                  125,878              144,415
                                                                          ====================== ==================
8.	Long-Term Debt

                                                                            December 31, 2005    December 31, 2004
                                                                                     $                    $
                                                                          ---------------------- ------------------

     Revolving Credit Facilities..........................................        769,000              530,000
     First Preferred Ship Mortgage Notes (8.32%) .........................              -               50,906
     Premium Equity Participating Security Units (7.25%) due May 18, 2006.        143,750              143,750
     Senior Notes (8.875%) due July 15, 2011 .............................        265,559              351,530
     USD-denominated Term Loans due through 2019 .........................        289,582              588,080
     Euro-denominated Term Loans due through 2023 ........................        377,352              443,738
                                                                          ---------------------- ------------------
                                                                                1,845,243            2,108,004
     Less current portion.................................................        159,053              119,453
                                                                          ---------------------- ------------------
                                                                                1,686,190            1,988,551
                                                                          ====================== ==================

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As of December 31, 2005, the Company had four long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $1,498.8 million, of which $729.8 million was undrawn. Interest payments are based on LIBOR plus margins depending on the financial leverage of the Company; at December 31, 2005, the margins ranged between 0.60% and 1.20% (2004 – 0.60% and 0.93%). The total amount available under the Revolvers reduces by $133.2 million (2006), $134.4 million (2007), $349.6 million (2008), $176.0 million (2009), $77.4 million (2010) and $628.2 million (thereafter). All of the Revolvers are collateralized by first-priority mortgages granted on 44 of the Company’s vessels, together with other related collateral, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

On February 1, 2005, the Company repaid $45.0 million of the 8.32% First Preferred Ship Mortgage Notes (or the 8.32% Notes). On March 30, 2005, the Company effectively repaid the remaining $5.9 million outstanding 8.32% Notes by depositing with the trustee, The Bank of New York, an amount that will satisfy the outstanding principal and accrued interest on the one remaining semi-annual repayment. As a result of these transactions, the 8.32% Notes are no longer collateralized by first-preferred mortgages on any of the Company’s vessels and they are not guaranteed by any of the Company’s subsidiaries.

The 7.25% Premium Equity Participating Security Units due May 18, 2006 (or the Equity Units) are unsecured and subordinated to all of the Company’s senior debt. The Equity Units are not guaranteed by any of the Company’s subsidiaries and effectively rank behind all existing and future secured debt of the Company and all existing and future debt of the Company’s subsidiaries. Each Equity Unit includes (a) a forward contract that requires the holder to purchase for $25 a specified fraction of a share of the Company’s Common Stock on February 16, 2006 and (b) a $25 principal amount, subordinated note due May 18, 2006. The forward contracts provide for contract adjustment payments of 1.25% annually and the notes bear interest at 6.0% annually.

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

Before the issuance of the Company’s Common Stock upon settlement of the purchase contracts, the purchase contracts will be reflected in the Company’s diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of the Company’s Common Stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon settlement of the purchase contracts (based on the settlement formula applied at the end of the reporting period) over the number of shares that could be purchased by the Company in the market (at the average market price during the period) using the proceeds receivable upon settlement (see Note 21).

The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. During the year ended December 31, 2005, the Company repurchased a principal amount of $85.7 million of the 8.875% Notes (see also Note 15). The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries.

The Company has two U.S. Dollar-denominated term loans outstanding, which, as at December 31, 2005, totaled $289.6 million. One term loan bears interest at a fixed rate of 4.06%. Interest payments on the second loan are based on LIBOR plus margins. At December 31, 2005, the margins ranged between 0.90% and 1.05%. The U.S. Dollar-denominated term loans reduce in quarterly payments through 2019 and are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and are guaranteed by Teekay.

The Company has two Euro-denominated term loans outstanding, which, as at December 31, 2005, totaled 318.5 million Euros ($377.4 million). As part of certain capital leases, the Company has two long-term time-charter contracts that are denominated in Euros, the funds from which will be used to repay the associated Euro-denominated term loans. Interest payments on the loans are based on EURIBOR plus margins. At December 31, 2005, the margins ranged between 1.10% and 1.30%. The Euro-denominated term loans reduce in monthly or quarterly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on the two vessels to which the loans relate, together with certain other collateral, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized a foreign exchange gain during the year ended December 31, 2005, of $59.8 million ($42.7 million loss – 2004, $3.9 million loss – 2003).

The weighted average effective interest rate on the Company’s long-term debt as at December 31, 2005 was 5.5% (December 31, 2004 – 4.6%). This rate does not reflect the effect of our interest rate swaps (see Note 16).

Certain loan agreements require that a minimum level of free cash be maintained. As at December 31, 2005, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain a minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity. As at December 31, 2005, this amount was $110.5 million.

The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to December 31, 2005 are $159.0 million (2006), $49.8 million (2007), $347.5 million (2008), $102.2 million (2009), $73.9 million (2010) and $1,112.8 million (thereafter).

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

9.	Loan from Joint Venture Partner

The Company has one U.S. Dollar-denominated loan outstanding, which, as at December 31, 2005, totaled $33.5 million, due to a joint venture partner. During December 2005, $33.5 million of equity investment in three LNG newbuilding carriers by Qatar Gas Transport Company Ltd., a joint venture partner who holds 30% interest, was converted to an interest-bearing shareholder loan at a fixed rate of 4.84%. The loan is unsecured and repayable on demand no earlier than twenty years from the delivery date of the last of the three LNG carriers (see Note 17).

10.	Operating Leases

Charters-out

Time charters and bareboat charters of the Company’s vessels to third parties are accounted for as operating leases. As at December 31, 2005, minimum scheduled future revenues to be received by the Company on time charters and bareboat charters currently in place are approximately $6,397.8 million, comprised of $440.3 million (2006), $446.6 million (2007), $419.6 million (2008), $448.0million (2009), $423.6 million (2010) and $4,219.7 million (thereafter).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

Charters-in

As at December 31, 2005, minimum commitments owing by the Company under vessel operating leases by which the Company charters-in vessels are approximately $1,173.9 million, comprised of $352.8 million (2006), $213.0 million (2007) $133.3 million (2008), $99.3 million (2009), $98.3 million (2010) and $277.2 million (thereafter).

During March 2005, the Company sold and leased back a 1991-built shuttle tanker that is now being accounted for as an operating lease. The sale generated a $2.8 million gain, which has been deferred and is being amortized over the 6.5-year term of the lease.

During December 2003, the Company sold and leased back three Aframax tankers which are accounted for as operating leases. The sale generated a $16.8 million gain, which has been deferred and is being amortized over the 7-year term of the leases.

11.	Capital Leases and Restricted Cash

Capital Leases

Aframax and Suezmax Tankers. As at December 31, 2005, the Company was a party, as lessee, to capital leases on one Aframax tanker and five Suezmax tankers. Under the terms of the lease arrangements, which include the Company’s contractual right to full operation of the vessels pursuant to bareboat charters, the Company is required to purchase these vessels at the end of their respective lease terms for a fixed price. The weighted-average annual interest rate implicit in these capital leases, at the inception of the leases, was 7.6%. The Aframax tanker capital lease is a fixed-rate capital lease. The Suezmax tanker capital leases are variable-rate capital leases; however, any change in the Company’s lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments the Company receives under the vessels’ time charter contract. As at December 31, 2005, the remaining commitments under these capital leases, including the purchase obligations, approximated $333.1 million, including imputed interest of $68.1 million, repayable as follows:

             Year                                                                                 Commitment
     ---------------------                                                                  ------------------------

             2006          .................................................................    $29.6 million
             2007          .................................................................    149.2 million
             2008          .................................................................     12.7 million
             2009          .................................................................     12.6 million
             2010          .................................................................     92.2 million
          Thereafter       .................................................................     36.8 million
LNG Carriers. As at December 31, 2005, the Company was a party, as lessee, to capital leases on two LNG carriers, which are structured as “Spanish tax leases”. Under the terms of the Spanish tax leases, the Company will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at December 31, 2005, the weighted-average interest rate implicit in the Spanish tax leases was 5.7%. As at December 31, 2005, the commitments under these capital leases, including the purchase obligations, approximated 288.2 million Euros ($341.5 million), including imputed interest of 44.2 million Euros ($52.3 million), repayable as follows:

             Year                                                                            Commitment
     ---------------------                                                          --------------------------

             2006          ...............................................  123.2.million Euros ($146.0 million)
             2007          ...............................................    23.3 million Euros ($27.5 million)
             2008          ...............................................    24.4 million Euros ($28.9 million)
             2009          ...............................................    25.6 million Euros ($30.4 million)
             2010          ...............................................    26.9 million Euros ($31.9 million)
          Thereafter       ...............................................    64.8 million Euros ($76.8 million)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Restricted Cash

Under the terms of the Spanish tax leases for our LNG carriers, the Company is required to have on deposit with financial institutions an amount of cash that approximates the present value of the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods. This amount was 249.0 million Euros ($295.0 million) and 309.5 million Euros ($421.6 million) as at December 31, 2005 and 2004, respectively. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans (see Note 8) and a Spanish government grant. The interest rates earned on the deposits approximate the interest rate implicit in the Spanish tax leases. As at December 31, 2005 and 2004, the weighted-average interest rate earned on the deposits was 5.2% and 5.3%, respectively.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations. As at December 31, 2005 and 2004, these deposits totaled $16.1 million and $27.2 million, respectively.

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

The estimated fair value of the Company’s financial instruments is as follows:

                                                             December 31, 2005         December 31, 2004
                                                           Carrying       Fair       Carrying       Fair
                                                            Amount        Value       Amount        Value
                                                               $            $            $            $
     ---------------------------------------------------- ------------ ------------ ------------ ------------

     Cash and cash equivalents, marketable securities,
       and restricted cash...............................    581,163       581,163      875,849     875,849
     Long-term debt (including capital lease obligation
       and loan from joint venture partner).............. (2,432,978)   (2,466,173)  (2,744,545) (2,801,553)
     Derivative instruments (note 17) ...................
      Interest rate swap agreements .....................    (33,509)      (33,509)    (158,482)   (158,482)
      Foreign currency contracts ........................     (1,241)       (1,241)      16,635      16,635
      Bunker fuel swap contracts.........................           -             -          98          98
      Freight forward agreements ........................       (163)         (163)      (3,276)     (3,276)
The Company transacts all of its derivative instruments through investment-grade rated financial institutions and requires no collateral from these institutions.

13.	Capital Stock

The authorized capital stock of Teekay at December 31, 2005 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at December 31, 2005, Teekay had 71,375,593 shares of Common Stock and no shares of Preferred Stock issued and outstanding. On May 17, 2004, Teekay effected a two-for-one stock split relating to its Common Stock. All earnings per share and share capital amounts disclosed in these financial statements give effect to this stock split retroactively.

In April, July and December 2005, Teekay announced that its Board of Directors had authorized the repurchase of up to $225 million, $250 million and $180 million, respectively, of shares of its Common Stock in the open market. As at December 31, 2005, Teekay had repurchased 11,083,500 shares of Common Stock subsequent to such authorizations at an average price of $42.47 per share, for a total cost of $470.8 million. The total remaining share repurchase authorization at December 31, 2005 was approximately $184.2 million.

In November 2004, Teekay announced that its Board of Directors had authorized the repurchase of up to 3,000,000 shares of its Common Stock in the open market. As at December 31, 2004, Teekay had repurchased 1,400,200 shares of Common Stock since such authorization at an average price of $43.73 per share. In January 2005, Teekay repurchased an additional 1,599,800 shares at an average price of $42.27, for a total of 3,000,000 shares repurchased at an average price of $42.95 per share, for a total cost of $128.9 million.

In September 2003, the Company’s 1995 Stock Option Plan was terminated with respect to new grants and the Company’s 2003 Equity Incentive Plan was adopted. As at December 31, 2005, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 5,618,518 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. During the years ended December 31, 2005, 2004, and 2003, the Company granted options under the Plans to acquire up to 620,700, 833,840, and 2,119,160 shares of Common Stock, respectively, to certain eligible officers, employees and directors of the Company. The options under the Plans have a 10-year term and vest equally over three years from the grant date, except for one grant of 50,000 options made in 2004 which will vest 100% on December 31, 2006.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2005, the Company had 652,832 restricted stock units outstanding that were awarded in March 2005 as incentive based compensation. Each restricted stock unit is equal in value to one share of the Company’s Common Stock and reinvested dividends from the date of the grant to the vesting of the restricted stock unit. Based on the December 31, 2005 share price of $39.90 per share, the restricted stock units outstanding at December 31, 2005 had a notional value of $26.0 million. The restricted stock units vest in three equal amounts on March 31, 2006, March 31, 2007 and November 30, 2007. Upon vesting, 123,325 of the restricted stock units will be paid to the grantees in the form of cash, and 529,507 of the restricted stock units will be paid to the grantees in the form of cash or shares of Teekay’s Common Stock, at the election of the grantee. Shares of Teekay’s Common Stock issued as payment of the restricted stock units will be purchased in the open market by the Company. During the year ended December 31, 2005, the Company accrued $12.9 million related to restricted stock units, which is primarily included in general and administrative expenses.

During 2005, the Company granted 13,640 (2004 – 14,260 and 2003 – 10,000) shares of restricted stock awards with a fair value of $0.6 million, based on the quoted market price, to certain of the Company’s Directors. The stock will be released from a forfeiture provision equally over three years from the date of the award.

During 2003, the Company granted 72,500 shares of restricted stock with a fair value of $1.4 million, based on the quoted market price, as compensation to one of the Company’s executive officers.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2005, 2004 and 2003, is as follows:

                                             December 31, 2005      December 31, 2004      December 31, 2003
                                          ----------- ---------- ----------- ---------- ----------- -----------
                                                        Weighted-              Weighted-              Weighted-
                                                        Average                Average                Average
                                            Options    Exercise   Options     Exercise   Options      Exercise
                                            (000's)     Price     (000's)      Price     (000's)       Price
                                               #           $          #           $          #           $
                                          ----------- ---------- ----------- ---------- ----------- -----------

     Outstanding-beginning of year........    4,721      20.47       7,254      17.18       7,014      15.73
     Granted..............................      621      46.69         834      33.67       2,119      19.55
     Exercised............................   (1,098)     18.54      (3,125)     16.41      (1,764)     14.17
     Forfeited............................      (84)     24.44        (242)     19.39        (115)     19.64
                                          -----------            -----------            -----------
     Outstanding-end of year..............    4,160      24.81       4,721      20.47       7,254      17.18
                                          -----------            -----------            -----------

     Exercisable - end of year ...........    2,386      18.55       1,980      15.82       3,328      14.20
                                          ===========            ===========            ===========

     Weighted-average fair value of options
     granted during the year (per option).               15.49                   9.60                   4.23

     Further details regarding the Company's outstanding and exercisable stock options at December 31, 2005 are as follows:

                                                     Outstanding Options          Exercisable Options
                                             -----------------------------------------------------------------
                                                          Weighted-    Weighted-              Weighted-
                                                           Average      Average                Average
                                              Options     Remaining    Exercise   Options     Exercise
                                              (000's)       Life        Price     (000's)       Price
      Range of Exercise Prices                   #         (years)        $          #           $
      -------------------------------------- ----------- ----------- ----------- ---------- -----------

      $ 8.44 - $ 9.99                            300         3.6         8.46         300       8.46
      $10.00 - $14.99                            312         3.6        12.26         312      12.26
      $15.00 - $19.99                          1,810         6.8        19.54       1,199      19.55
      $20.00 - $24.99                            384         5.3        20.57         376      20.58
      $25.00 - $29.99                              -          -           -             -        -
      $30.00 - $34.99                            745         8.2        33.66         195      33.62
      $35.00 - $39.99                              -          -           -             -        -
      $40.00 - $44.99                              3         9.4        42.33           -        -
      $45.00 - $47.13                            606         9.2        46.80           4      46.80
                                            ------------                         ----------
                                               4,160         6.8        24.81       2,386      18.55
                                            ============                         ===========
14.	Related Party Transactions

As at December 31, 2005, Resolute Investments, Inc. (or Resolute) owned 45.7% of our outstanding common stock. One of our directors, C. Sean Day, who is also Chair of our Board, is a director and the Chairman of Resolute. Two additional directors, Thomas Kuo-Yuen Hsu and Axel Karlshoej, are among the Managing Directors of The Kattegat Trust Company Limited, which is the trustee of the trust that owns all of Resolute’s outstanding equity.

Another of the Company’s directors, Bruce Bell, is Manager Director, Chief Executive Officer and Chairman of Oceanic Bank and Trust Limited, a Bahamian bank and trust company. Payments made by the Company to Resolute, Oceanic Bank and Trust Limited, or companies related through common ownership in respect of legal and administration fees and shared office costs for the years ended December 31, 2005, 2004 and 2003 totaled $0.5 million in each of the years.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

15.	Restructuring Charge and Other Loss

                                                                     Year Ended       Year Ended       Year Ended
                                                                     December 31,     December 31,     December 31,
                                                                       2005             2004             2003
                                                                         $                $                $
                                                                  ---------------- ---------------- ---------------
     Minority interest expense..................................      (16,628)          (2,268)          (3,339)
     Loss on bond repurchase....................................      (13,255)            (769)          (5,385)
     Loss from settlement of interest rate swaps................       (7,820)               -                -
     Writeoff of capitalized loan costs.........................       (7,462)               -                -
     Write-down in the carrying value of marketable securities..            -                -           (4,910)
     Income tax recovery (expense)..............................        2,340          (35,048)         (36,501)
     Miscellaneous..............................................        9,483           13,128            7,981
                                                                  ---------------- ---------------- --------------
     Other - net................................................      (33,342)         (24,957)         (42,154)
                                                                  ================ ================ ===============
During the year ended December 31, 2005, the Company incurred $2.9 million of restructuring costs primarily relating to the relocation of certain operational functions and the closure of the Company’s office in Sandefjord, Norway. During the first three quarters of 2006, the Company expects to incur approximately $7.0 million of further restructuring charges to complete the relocation. During the year ended December 31, 2004, the Company incurred $1.0 million of restructuring and severance costs associated with the closure of the Company’s office in Oslo, Norway. During the year ended December 31, 2003, the Company incurred $6.4 million of restructuring costs associated with closure of the Company’s offices in Oslo, Norway and Melbourne, Australia, and severance costs related to the termination of seafaring staff.

16.	Derivative Instruments and Hedging Activities

The Company uses derivatives only for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates and spot market rates for vessels.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. As at December 31, 2005, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 611.1 million, Canadian Dollars 13.2 million, Euros 9.0 million and Australian Dollars 6.0 million for U.S. Dollars at an average rate of Norwegian Kroner 6.56 per U.S. Dollar, Canadian Dollar 1.23 per U.S. Dollar, Euro 0.83 per U.S. Dollar and Australian Dollar 1.35 per U.S. Dollar, respectively. The foreign exchange forward contracts mature in 2006.

As at December 31, 2005, the Company was committed to the following interest rate swap agreements related to its LIBOR- and EURIBOR- based debt, whereby certain of the Company’s floating-rate debt was swapped with fixed-rate obligations:

                                                                            Fair Value    Weighted-
                                                                            / Carrying     Average      Fixed
                                                      Interest   Principal   Amount of    Remaining    Interest
                                                        Rate      Amount     Liability      Term        Rate
                                                        Index        $           $         (years)     (%) (1)
                                                      ----------- ---------- ------------ ------------ ----------

     U.S. Dollar-denominated interest rate swaps......  LIBOR     700,000      (8,022)        2.6         4.5

     U.S. Dollar-denominated interest rate swaps (2)..  LIBOR   1,344,000      31,393        14.1         5.2

     Euro-denominated interest rate swaps (3) (4).....  EURIBOR   377,352      10,138        18.5         3.8
___________________________

(1)	Excludes the margins the Company pays on its variable-rate debt, which as of December 31, 2005 ranged from 1.1% to 1.3%.

(2)	Inception dates of swaps are 2006 ($438.0 million), 2007 ($256.0 million) and 2009 ($650.0 million).

(3)	Principal amount reduces monthly to 70.1 million Euros ($83.1 million) by the maturity dates of the swap agreements.

(4)	Principal amount is the U.S. Dollar equivalent of 318.5 million Euros.

During April 2005, the Company repaid term loans of $337.3 million on two LNG carriers and settled the related interest rate swaps. A loss of $7.8 million was recognized as a result of these interest rate swap settlements. During April 2005, the Company also settled interest rate swaps associated with 322.8 million Euros ($390.5 million) of term loans and entered into new swaps of the same amount with a lower fixed interest rate. A loss of 39.2 million Euros ($50.4 million) relating to these interest rate swap settlements has been deferred in accumulated other comprehensive income and is being recognized over the remaining term of the term loans. The cost to settle all of these interest rate swaps was $143.3 million.

The Company hedges certain of its voyage revenues through the use of forward freight agreements. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of the Company’s exposure to the spot charter market. As at December 31, 2005, the Company was committed to forward freight agreements totaling 4.9 million metric tonnes with a notional principal amount of $35.4 million. The forward freight agreements expire between January and December 2006.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements, foreign exchange forward contracts, and forward freight agreements; however, the Company does not anticipate non-performance by any of the counter parties.

During the year ended December 31, 2005, the Company recognized a net loss of $1.4 million (2004 – net gain of $0.9 million) relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion of these derivative instruments is presented as interest expense and other (loss) income, respectively.

As at December 31, 2005, the Company estimates, based on current foreign exchange rates, interest rates and spot market rates for vessels, that it will reclassify approximately $9.7 million of net loss on derivative instruments from accumulated other comprehensive income to earnings during the next 12 months due to actual voyage, vessel operating, drydocking and general and administrative expenditures and the payment of interest expense associated with the floating-rate debt.

As at December 31, 2005 and 2004, the Company’s accumulated other comprehensive loss consisted of the following components:

                                                                            December 31, 2005    December 31, 2004
                                                                                     $                    $
                                                                          ---------------------- ------------------

     Unrealized loss on derivative instruments............................        (67,482)             (56,132)
     Unrealized loss on marketable securities.............................         (1,348)               -
                                                                          ---------------------- ------------------
                                                                                  (68,830)             (56,132)
                                                                          ====================== ==================
17.	Commitments and Contingencies

a) Vessels Under Construction

As at December 31, 2005, the Company was committed to the construction of three Aframax tankers, two Suezmax tankers and three product tankers scheduled for delivery between November 2006 and December 2008, at a total cost of approximately $386.0 million, excluding capitalized interest. As at December 31, 2005, payments made towards these commitments totaled $41.3 million, excluding $5.9 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $203.0 million of the unpaid cost of these vessels. The Company intends to finance the remaining unpaid amount of $141.7 million through incremental debt or surplus cash balances, or a combination thereof. As at December 31, 2005, the remaining payments required to be made under these newbuilding contracts were $133.0 million in 2006, $104.3 million in 2007, and $107.4 million in 2008. Two of the Aframax tankers will be subject to 10-year time charters to Skaugen PetroTrans Inc., a joint venture of the Company, upon delivery scheduled for 2008.

As at December 31, 2005, the Company was committed to the construction of five LNG carriers scheduled for delivery between October 2006 and February 2009. The Company has entered into these transactions with joint venture partners who have taken a 30% interest in the vessels and related long-term, fixed-rate time charter contracts. The total cost of these LNG carriers is approximately $891.6 million (including the joint venture partner’s share of $267.5 million), excluding capitalized interest. As at December 31, 2005, payments made towards these commitments totaled $391.2 million (including the joint venture partner’s 30% share of $117.4 million), excluding $23.2 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all of the remaining $500.4 million unpaid cost of these LNG carriers. As at December 31, 2005, the remaining payments required to be made under these contracts (including the joint venture partner’s 30% share) were $137.3 million in 2006, $253.5 million in 2007, $73.6 million in 2008 and $36.0 million in 2009.

Three of the LNG carriers will be subject to 20-year, fixed-rate time charters to Ras Laffan Natural Gas Co. Limited (II), a joint venture between Qatar Gas Transport Company Ltd. and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. Pursuant to existing agreements, the Company has agreed to sell to Teekay LNG its ownership interest in these three vessels and related charter contracts.

Two of the LNG carriers will be subject to 20-year, fixed rate time charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. Pursuant to existing agreements, the Company is required to offer its ownership interest in these two vessels and related charter contracts to Teekay LNG.

As at December 31, 2005, the Company had options to have constructed four LNG carriers at predetermined prices. The options for two of these carriers, which are scheduled for delivery in 2010, expire on April 15, 2006. If the options are exercised, then the $6.0 million cost for the options will be applied to the first construction installment payments. The options for the other two of these carriers expired on February 28, 2006 and the $6.0 million cost for these options was forfeited.

b) Joint Ventures

In August 2005, the Company announced that it had been awarded long-term fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options to extend up to an additional 10 years), scheduled to commence in the first half of 2008. The Company is entering into these transactions with its joint venture partner, Qatar Petroleum, which has taken a 60% interest in the vessels and time charters. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which the Company’s 40% portion is $400.7 million), excluding capitalized interest. As at December 31, 2005, payments made towards these commitments by the joint venture company totaled $200.3 million, excluding capitalized interest and other miscellaneous construction costs (of which the Company’s 40% contribution was $82.4 million). Long-term financing arrangements existed for all of the remaining $801.3 million unpaid cost of these LNG carriers. As at December 31, 2005, the remaining payments required to be made under these newbuilding contracts (including the joint venture partner’s 60% share) were $200.8 million in 2006, $400.2 million in 2007 and $200.3 million in 2008.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Under the terms of a joint venture agreement with an entity controlled by the former controlling shareholder of Teekay Spain, Teekay will make capital contributions to the joint venture company of $50.0 million in share premium. If Teekay has not contributed the $50.0 million equity prior to April 30, 2007, it will be required to pay the other partner up to $25.0 million calculated by a pre-determined formula based on the occurrence of certain future events.

Teekay and certain of its subsidiaries have guaranteed their share of the outstanding vessel mortgage debt in five 50%-owned joint venture companies. As at December 31, 2005, Teekay and these subsidiaries had guaranteed $120.5 million, or 50% of the total $241.0 million, in outstanding mortgage debt of the joint venture companies. These joint venture companies own an aggregate of five shuttle tankers.

c) Long-Term Incentive Program

In 2005, the Company adopted the Vision Incentive Plan (or the VIP) to reward exceptional corporate performance and shareholder returns. This plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the Economic Profit); and (b) market value added from 2001 to 2010 (or the MVA). The Plan terminates on December 31, 2010. Under the Plan, the Economic Profit is the difference between the Company’s annual return on invested capital and its weighted-average cost of capital multiplied by its average invested capital employed during the year, and MVA is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.

In 2008, if the VIP’s award pool has a cumulative positive balance based on the Economic Profit contributions for the preceding three years, an interim distribution may be made to participants in an amount not greater than half of the award pool. In 2011, the balance of the VIP award pool will be distributed to the participants. Fifty percent of any distribution from the award pool, in each of 2008 and 2011, must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.

The Economic Profit contributions added to the award pool each quarter are accrued when incurred. The estimated MVA contributions are accrued on a straight-line basis from the date of plan approval, which was March 9, 2005, until December 31, 2010. Any subsequent increases or decreases to the MVA contribution are accrued on a straight-line basis until December 31, 2010. During the year ended December 31, 2005, the Company accrued $21.5 million of VIP contributions, which are included in general and administrative expenses.

d) Other

The Company has been awarded a contract by a consortium of major oil companies to construct and install on seven of its shuttle tankers volatile organic compound emissions plants, which reduce emissions during cargo operations. These plants will be leased to the consortium of major oil companies. The construction and installation of these plants are expected to be completed by the end of 2006 at a total cost of approximately $106.1 million. As at December 31, 2005, the Company had made payments towards these commitments of approximately $84.1 million. As at December 31, 2005, the remaining payments required to be made towards these commitments were $22.0 million in 2006.

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

18.	Change in Non-Cash Working Capital Items Related to Operating Activities

                                                                      Year Ended     Year Ended     Year Ended
                                                                     December 31,   December 31,   December 31,
                                                                         2005           2004           2003
                                                                           $              $              $
                                                                    -------------- -------------- --------------

     Accounts receivable.........................................        58,357        (60,494)       (26,587)
     Prepaid expenses and other assets...........................       (23,052)        (1,189)         9,474
     Accounts payable............................................       (17,690)        11,484         14,627
     Accrued liabilities.........................................       (26,259)        23,649         (1,770)
                                                                    -------------- -------------- --------------
                                                                         (8,644)       (26,550)        (4,256)
                                                                    ============== ============== ==============
19.	Vessel Sales and Writedowns on Vessels and Equipment

During 2005, the Company sold 13 Aframax tankers built between 1988 and 1991, two shuttle tankers built in 1981 and 1986, one Suezmax tanker built in 1990 and one newbuilding Suezmax tanker that was sold concurrently upon its delivery in March 2005. The results for the year ended December 31, 2005 include a gain on sale from these vessels totaling $148.7 million.

In March 2005, the Company sold and leased back a 1991-built shuttle tanker that is now being accounted for as an operating lease. The sale generated a $2.8 million gain, which has been deferred and is being amortized over the 6.5 year term of the lease. The amortization of this deferred gain was $0.3 million in 2005.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The results for the year ended December 31, 2005 include $12.3 million of writedowns of certain offshore equipment due to a lower estimated net realizable value arising from the early termination of a contract in June 2005.

During 2004, the Company sold 10 Aframax tankers built between 1988 and 1993, two Suezmax tankers built in 1989 and 1991, one 1993-built Very Large Crude Carrier, and one 1982-built shuttle tanker. The results for the year ended December 31, 2004 include a gain on sale from these vessels totaling $76.9 million.

In December 2003, the Company also sold and leased back three Aframax tankers which are accounted for as vessel operating leases. The sale generated a $16.8 million deferred gain, which has been included in other long-term liabilities and is being amortized over the seven-year term of the leases. The amortization of this deferred gain was $2.4 million in 2005 and $2.4 million in 2004, respectively.

During 2003, the Company sold eight 1980‘s-built Aframax tankers and eight 1980‘s-built Panamax oil/bulk/ore carriers. The results for the year ended December 31, 2003 include a $34.7 million write-down in the book value of these vessels, partially offset by a $1.2 million gain on sale from these vessels.

In 2003 the International Maritime Organization (or IMO), the United Nations’ global maritime regulatory body, announced stricter regulations governing the tanker industry on a worldwide basis. The IMO regulations, which became effective April 5, 2005, will accelerate the mandatory phase-out of single-hull tankers and imposed a more rigorous inspection regime for older tankers. As a result of these regulations, the Company recorded a $56.9 million non-cash write-down in the fourth quarter of 2003, and reduced the estimated useful lives from 25 years to approximately 21 years for its two remaining vessels affected by these regulatory changes.

20.	Earnings Per Share

                                                                      Year Ended      Year Ended     Year Ended
                                                                     December 31,    December 31,   December 31,
                                                                         2005            2004           2003
                                                                           $               $              $
                                                                     -------------- -------------- --------------

      Net income available for common stockholders..................     570,900        757,440        177,364
                                                                     ============== ============== ==============

      Weighted average number of common shares......................  78,201,996     82,829,336     79,986,746
      Dilutive effect of employee stock options and
          restricted stock awards...................................   2,110,373      2,189,053      1,479,548
      Dilutive effect of Equity Units...............................   3,235,317      2,710,648              -
                                                                     -------------- -------------- --------------
       Common stock and common stock equivalents....................  83,547,686     87,729,037     81,466,294
                                                                     ============== ============== ==============

      Earnings per common share:
       - Basic.......................................................       7.30           9.14           2.22
       - Diluted.....................................................       6.83           8.63           2.18
For the years ended December 31, 2005 and 2003, the anti-dilutive effect of 0.6 million and 3.3 million shares attributable to outstanding stock options and the Equity Units were excluded from the calculation of diluted earnings per share. For the year ended December 31, 2004, no outstanding stock options or Equity Units were anti-dilutive.

21.	Subsequent Events

a)	During February 2006, the Company announced that it has been awarded long-term contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to a subsidiary of Petroleo Brasileiro S.A. The vessels will be chartered at fixed-rates for a period of 13 years, commencing at various dates during the second half of 2006 and the first quarter of 2007. In connection with these contracts, Teekay has entered into agreements to acquire a 2000-built Aframax tanker presently trading as part of the Company’s spot-rate chartered-in fleet and a newbuilding Suezmax tanker, both of which will be converted to shuttle tankers. The third vessel is presently operating in Teekay’s shuttle tanker fleet.

b)	On February 16, 2006, the Company issued 6,534,300 shares of its Common Stock upon settlement of the purchase contracts associated with its Equity Units. The Equity Units were issued in February 2003 and each consisted of a share purchase contract and a $25 principal amount subordinated note due May 18, 2006 (see Note 8). On February 16, 2006, the Company repurchased the notes for net proceeds equal to 100% of their aggregate principal amount. The net proceeds were applied to satisfy the obligations of the holders of the Equity Units to purchase Company Common Stock under the related purchase contracts. The notes were subsequently cancelled and are no longer outstanding. The Equity Units are no longer outstanding.

c)	During February 2006, the Company ordered four 159,000-deadweight tonnes Suezmax newbuildings scheduled to deliver at various dates during the second half of 2008 and 2009. The total cost of these vessels is approximately $302.6 million, including estimated construction supervision costs and capitalized interest. Upon delivery, it is expected that these vessels will join the Company’s spot tanker segment.

d)	During January 2006, the Company completed a 30-year U.K. lease arrangement that will be used to finance the purchase of three LNG newbuilding carriers. The tax benefits of this lease arrangement are expected to reduce the equity portion of the Company’s 70% interest in the three newbuildings by approximately $40 million, from approximately $93 million to approximately $53 million. Under the terms of the U.K. leases, the Company will be required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. These restricted cash deposits will be used for capital lease payments and will be fully funded with term loans and loans from the Company’s joint venture partner (see Note 9).

EXHIBIT 4.6

Teekay Shipping Corporation
Vision Incentive Program

In 2005, the Company adopted the Vision Incentive Plan (the “VIP”) to reward exceptional corporate performance and shareholder returns and to reward a shift away from cycle-dependent results. This plan will result in an award pool for senior management based on two measures: (a) economic profit from 2005 to 2010 (the “Economic Profit”); and (b) the increase in market value added from 2001 to 2010 (the “MVA”). The VIP terminates on December 31, 2010. Under the VIP, the Economic Profit is the difference between the Company’s annual return on invested capital (“ROIC”) and its weighted-average cost of capital (“WACC”) multiplied by its average invested capital employed during the year and MVA is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.

From 2005 to 2010, annual Economic Profit contributions will notionally be made to the Plan award pool and may be positive or negative. A factor, which will range from a low of negative 3% to a maximum of 5%, will be applied to the Economic Profit to determine the amount of the Economic Profit contributions. The maximum factor of 5% is applied when the Company’s ROIC is greater than its WACC by 1.5% points or more. A factor of negative 3% is applied when the Company’s ROIC is less than its WACC by 0.5% points or more.

At the end of 2010, a MVA contribution will be made to the plan award pool if two threshold requirements are met: (a) shares of the Company’s common stock must have an average market value, for the preceding 18 months, that is at least 120% of their book value for the same period and (b) the Company’s cumulative total shareholder return (“TSR”) for the period from 2001 to 2010 must be above the 25th percentile relative to the TSR of the S&P 500 (as calculated in accordance with U.S. securities regulations) during the same period. If both threshold requirements are met, a factor, which will range from a low of 1.5% to a maximum of 6.0%, will be applied to the Market Value Added to determine the amount of the Market Value Added contribution. This factor will be based on the Company’s TSR for the period from 2001 to 2010 in comparison to the TSR of the S&P 500. The minimum factor of 1.5% is applied when the Company’s TSR is between the 25th and 50th percentile and the maximum factor of 6.0% is applied when the Company’s TSR is equal to or greater than the 90th percentile. Individual awards relating to the Market Valued Added contribution are capped at ten times the individual’s annual base salary and target annual incentive award in 2010.

In 2008, if the VIP’s award pool has a cumulative positive balance based on economic profit contributions for the preceding three years, then an interim distribution may be made to participants in an amount not greater than half of the award pool. In 2011, the balance of the VIP award pool will be distributed to the participants. Fifty percent of any distribution from the award pool, in 2008 and in 2011, must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.

EXHIBIT 8.1

List of Significant Subsidiaries

The following is a list of the Company’s significant subsidiaries as at March 15, 2006.

                                                           State or                      Proportion of
                                                        Jurisdiction of                    Ownership
Name of Significant Subsidiary                          Incorporation                       Interest

NAVION OFFSHORE LOADING AS..............................   NORWAY                             100%
NAVION SHIPPING LTD.....................................   MARSHALL ISLANDS                   100%
NORSK TEEKAY AS.........................................   NORWAY                             100%
NORSK TEEKAY HOLDINGS LTD...............................   MARSHALL ISLANDS                   100%
SINGLE SHIP COMPANIES...................................   AUSTRALIA                          100%
SINGLE SHIP COMPANIES...................................   SPAIN                              100%
SINGLE SHIP LIMITED LIABILITY COMPANIES.................   MARSHALL ISLANDS                   100%
TEEKAY CHARTERING LIMITED...............................   MARSHALL ISLANDS                   100%
TEEKAY LIGHTERING SERVICES LLC..........................   MARSHALL ISLANDS                   100%
TEEKAY LNG PARTNERS LP..................................   MARSHALL ISLANDS                    68%
TEEKAY MARINE SERVICES AS...............................   NORWAY                             100%
TEEKAY NAVION OFFSHORE LOADING PTE LTD..................   SINGAPORE                          100%
TEEKAY NORDIC HOLDINGS INC..............................   MARSHALL ISLANDS                   100%
TEEKAY NORWAY AS........................................   NORWAY                             100%
TEEKAY SHIPPING (CANADA) LTD............................   CANADA                             100%
TEEKAY SHIPPING LIMITED.................................   BAHAMAS                            100%
TEEKAY SHIPPING SPAIN SL................................   SPAIN                              100%
UGLAND NORDIC SHIPPING AS...............................   NORWAY                             100%

EXHIBIT 12.1

CERTIFICATION

I, Bjorn Moller, President and Chief Executive Officer of the company, certify that:

1.	I have reviewed this report on Form 20-F of Teekay Shipping Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

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

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 7, 2006	By: /s/ Bjorn Moller Bjorn Moller President and Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Peter Evensen, Executive Vice President and Chief Financial Officer of the company, certify that:

1.	I have reviewed this report on Form 20-F of Teekay Shipping Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

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

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 7, 2006	By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Teekay Shipping Corporation (the “Company”) on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Form 20-F”), I Bjorn Moller, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)     The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 7, 2006

By: /s/ Bjorn Moller
Bjorn Moller
President and Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Teekay Shipping Corporation (the “Company”) on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Form 20-F”), I Peter Evensen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)     The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 7, 2006

By: /s/ Peter Evensen
Peter Evensen
Executive Vice President and Chief Financial Officer

EXHIBIT 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (“Teekay”), in the Registration Statement (Form S-8 No. 333-119564) pertaining to the 2003 Equity Incentive Plan and the Amended 1995 Stock Option Plan of Teekay, in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated February 21, 2006, with respect to the consolidated financial statements of Teekay included in the Annual Report (Form 20-F) for the year ended December 31, 2005.

Vancouver, Canada, April 3, 2006	/s/ Ernst &Young LLP Chartered Accountants