Form 20-F
period 2006-12-31
TEEKAY SHIPPING CORP
filed 2007-04-19
CIK 911971

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

        (Mark One)
        [ ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                                  OF THE SECURITIES EXCHANGE ACT OF 1934

OR

        [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

72,831,823 shares of Common Stock, par value of $0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ X ] No [ ]

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

Yes [ ] No [X]

TEEKAY SHIPPING CORPORATION
INDEX TO REPORT ON FORM 20-F

		Page
PART I.

Item 1.	Identity of Directors, Senior Management and Advisors	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not applicable
Item 3.	Key Information	5
Item 4.	Information on the Company	12
Item 4A.	Unresolved Staff Comments	Not applicable
Item 5.	Operating and Financial Review and Prospects	25
Item 6.	Directors, Senior Management and Employees	44
Item 7.	Major Shareholders and Related Party Transactions	48
Item 8.	Financial Information	49
Item 9.	The Offer and Listing	50
Item 10.	Additional Information	50
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	51
Item 12.	Description of Securities Other than Equity Securities	Not applicable

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies	53
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	53
Item 15.	Controls and Procedures	53
Item 16A.	Audit Committee Financial Expert	54
Item 16B.	Code of Ethics	54
Item 16C.	Principal Accountant Fees and Services	54
Item 16D.	Exemptions from the Listing Standards for Audit Committees	55
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	55

PART III.

Item 17.	Financial Statements	Not applicable
Item 18.	Financial Statements	55
Item 19.	Exhibits	56
Signature		57

PART I

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words "expect," "intend," "plan," "believe," "anticipate," "estimate" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our future growth prospects;

•	tanker market fundamentals, including the balance of supply and demand in the tanker market, spot tanker charter rates, OPEC and non-OPEC oil production;

•	expected demand in the offshore oil production sector and the demand for vessels;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time charter contacts;

•	future cash flow from vessel operations and strategic position;

•	the growth prospects of the LNG shipping sector and including increased competition;

•	the expected impact of International Maritime Organization and other regulations, as well as our expected compliance with such regulations;

•	the expected lifespan of our vessels;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the growth of the global economy and global oil demand; and

•	our intention to create a new publicly-listed entity for our conventional tanker business;

•	our pending acquisition of 50 percent of OMI Corporation; and

•	our exemption to tax on our U.S. Source international transportation income.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry laws and regulations, and the timing of implementation of new laws and regulations; changes in typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; the potential for early termination of long-term contracts and our inability to renew or replace long-term contracts; changes affecting the offshore tanker market; conditions in the United States capital markets, particularly those affecting valuations of master limited partnerships; shipyard production delays; the cyclical nature of the tanker industry and our dependence on oil markets; competitive factors in the markets in which we operate; and other factors detailed from time to time in our periodic reports.

Forward-looking statements in this Annual Report are necessarily estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should, be considered in light of various important factors, including those set forth in this Annual Report under Item 3. Key Information - "Risk Factors".

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

Item 2. Offer Statistics and Expected Timetable
Not applicable.

Item 3. Key Information

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay Shipping Corporation together with its subsidiaries (sometimes referred to as "Teekay," the "Company," “we” or “us”), for 2006, 2005, 2004, 2003 and 2002, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Report of Independent Registered Public Accounting Firm therein, with respect to the consolidated financial statements for 2006, 2005 and 2004, and "Item 5. Operating and Financial Review and Prospects," included herein.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).
	2006	2005	2004	2003	2002
	(in thousands, except share and per share data and ratios)
Income Statement Data:
Revenues	$2,013,306	$1,954,618	$2,219,238	$1,576,095	$783,327
Total operating expenses (1)	(1,591,457)	(1,322,842)	(1,398,052)	(1,283,131)	(663,981)
Income from vessel operations	421,849	631,776	821,186	292,964	119,346
Interest expense	(171,643)	(132,428)	(121,518)	(80,999)	(57,974)
Interest income	56,224	33,943	18,528	3,921	3,494
Equity income from joint ventures	5,940	11,141	13,730	6,970	4,523
Gain (loss) on sale of marketable securities	1,422	-	93,175	517	(1,130)
Foreign exchange (loss) gain	(45,382)	59,810	(42,704)	(3,855)	3,897
Other - net	(6,166)	(33,342)	(24,957)	(42,154)	(18,765)
Net income	262,244	570,900	757,440	177,364	53,391

Per Share Data:
Net income — basic (2)	$3.58	$7.30	$9.14	$2.22	$0.67
Net income — diluted (2)	3.49	6.83	8.63	2.18	0.66
Cash dividends declared (2)	0.86	0.62	0.51	0.45	0.43

Balance Sheet Data (at end of year):
Cash, cash equivalents and marketable securities	$343,914	$236,984	$427,037	$387,795	$298,255
Restricted cash	679,992	311,084	448,812	2,672	8,785
Vessels and equipment	5,308,068	3,721,674	3,531,287	2,574,860	2,066,657
Total assets	7,733,476	5,294,100	5,503,740	3,588,044	2,723,506
Total debt (including capital lease obligations)	3,719,683	2,432,978	2,744,545	1,636,758	1,130,822
Capital stock	588,651	471,784	534,938	492,653	470,988
Total stockholders’ equity	2,528,222	2,236,542	2,237,358	1,651,827	1,421,898
Number of outstanding shares of common stock (2)	72,831,923	71,375,593	82,951,275	81,222,350	79,384,120

Other Financial Data:
Net revenues (3)	$1,491,189	$1,535,449	$1,786,843	$1,181,439	$543,872
Net operating cash flow	545,716	609,042	814,704	455,575	179,531
Total debt to total capitalization (4) (5)	55.5%	49.1%	54.9%	49.5%	43.9%
Net debt to total net capitalization (5) (6)	47.5%	42.8%	45.3%	44.5%	36.4%
Capital expenditures:
Vessel and equipment purchases, gross (7)	$442,470	$555,142	$548,587	$372,433	$135,650
___________________________
(1)	Total operating expenses includes writedown / (gain) loss on sale of vessels and equipment, and restructuring charges as follows:
	2006	2005	2004	2003	2002
	(in thousands)
Writedown / (gain) on sale of vessels and equipment	$(1,341)	$(139,184)	$(79,254)	$90,389	$-
Restructuring charges	8,929	2,882	1,002	6,383	-
	7,588	(136,302)	(78,252)	96,772	-

(2)
On May 17, 2004, we effected a two-for-one stock split relating to our common stock. All relevant per share data and number of outstanding shares of common stock give effect to this stock split retroactively.

(3)
Consistent with general practice in the shipping industry, we use net revenues (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call “net revenues,” are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with revenues.

	2006	2005	2004	2003	2002
	(in thousands)
Revenues	$2,013,306	$1,954,618	$2,219,238	$1,576,095	$783,327
Voyage expenses	(522,117)	(419,169)	(432,395)	(394,656)	(239,455)
Net revenues	1,491,189	1,535,449	1,786,843	1,181,439	543,872

(4)	Total capitalization represents total debt, minority interest and total stockholders' equity.

(5)
Until ended February 16, 2006, we had $143.7 million of Premium Equity Participating Security Units due May 18, 2006 (or Equity Units) outstanding. If these Equity Units were presented as equity, our total debt to total capitalization would have been 46.2% as of December 31, 2005 (December 31, 2004 - 52.1% and December 31, 2003 - 45.2%) and our net debt to total capitalization would have been 39.5% as of December 31, 2005 (December 31, 2004 - 41.9% and December 31, 2003 - 39.8%). We believe that this presentation as equity for the purposes of these calculations is consistent with the requirement of each Equity Unit holder to purchase for $25 a specified fraction of a share of our common stock on February 16, 2006. Please read Item 18 - Financial Statements: Note 9 - Long-Term Debt.

(6)
Net debt represents total debt less cash, cash equivalents, restricted cash and short-term marketable securities. Total net capitalization represents net debt, minority interest and total stockholders' equity.

(7)
Excludes vessels purchased in connection with our acquisitions of Ugland Nordic Shipping AS in 2001, Navion AS in 2003, Teekay Shipping Spain S.L. (or Teekay Spain) in 2004 and Teekay Petrojarl ASA (or Petrojarl) in 2006. Please read Item 5 - Operating and Financial Review and Prospects.

Risk Factors

The cyclical nature of the tanker industry causes volatility in our profitability.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Increases or decreases in the supply of tankers could have a material adverse effect on our business, financial condition and results of operations, particularly with respect to our spot tanker segment, which accounted for approximately 42% and 51% of our net revenues during 2006 and 2005, respectively. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenue we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors: global and regional economic conditions; increases and decreases in production of and demand for crude oil and petroleum products; increases and decreases in OPEC oil production quotas; the distance crude oil and petroleum products need to be transported by sea; and developments in international trade and changes in seaborne and other transportation patterns.

Because many of the factors influencing the supply of and demand for tanker capacity are unpredictable, the nature, timing and degree of changes in tanker industry conditions are also unpredictable.

We depend upon oil markets, changes in which could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting crude oil and petroleum products depends upon world and regional oil markets. Any decrease in shipments of crude oil and petroleum products in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil and petroleum products, as well as competition from alternative energy sources. A slowdown of the United States and world economies may result in reduced consumption of crude oil and petroleum products and a decreased demand for our vessels and services.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks and war may adversely affect our business, operating results, financial condition, ability to raise capital or future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil and LNG production and distribution, which could result in reduced demand for our services. In addition, oil and LNG facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and LNG to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil or LNG to be shipped by us could entitle our customers to terminate charter contracts, which could harm our cash flow and our business.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business. In particular, changing laws and policies affecting trade, investment and changes in tax regulations could have a materially adverse effect on our business, cash flow and financial results. As well, we derive a substantial portion of our revenues from shipping oil and LNG from politically unstable regions. Past political conflicts in these regions, particularly in the Arabian Gulf, have included attacks on ships, mining of waterways and other efforts to disrupt shipping in the area. In addition to acts of terrorism, vessels trading in this and other regions have also been subject, in limited circumstances, to piracy. Future hostilities or other political instability in the Arabian Gulf or other regions where we operate or may operate could have a material adverse effect on the growth of our business, results of operations and financial condition. In addition, tariffs, trade embargoes and other economic sanctions by Spain, the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our business, cash flow and financial results.

Our dependence on spot voyages may result in significant fluctuations in the utilization of our vessels and our profitability.

During 2006 and 2005, we derived approximately 42% and 51%, respectively, of our net revenues from the vessels in our spot tanker segment. Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. Part of our conventional Aframax and Suezmax tanker fleets and our large and small product tanker fleets are among the vessels included in our spot tanker segment. Our shuttle tankers may also trade in the spot market when not otherwise committed to perform under time charters or contracts of affreightment. Due to our dependence on the spot charter market, declining charter rates in a given period generally will result in corresponding declines in operating results for that period. The spot charter market is highly competitive and spot charter rates are subject to significant fluctuations based on tanker and oil supply and demand. Charter rates have varied significantly in the last few years. Future spot charters may not be available at rates that will be sufficient to enable our vessels to be operated profitably or to provide sufficient cash flow to service our debt obligations.

Reduction in oil produced from offshore oil fields could harm our shuttle tanker and FPSO business.

As at December 31, 2006, we had 42 vessels (including 12 chartered-in vessels) in our shuttle tanker fleet and four FPSO units. A majority of our shuttle tankers and all of our FPSOs earn revenue that depends upon the volume of oil we transport or the volume of oil produced from offshore oil fields. Oil production levels are affected by several factors, all of which are beyond our control, including:

•	geologic factors, including general declines in production that occur naturally over time;

•	the rate of technical developments in extracting oil and related infrastructure and implementation costs; and

•	operator decisions based on revenue compared to costs from continued operations.

Factors that may affect an operator’s decision to initiate or continue production include: changes in oil prices; capital budget limitations; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; the quality of drilling prospects in the area; and regulatory changes. In addition, the volume of oil we transport may be adversely affected by extended repairs to oil field installations or suspensions of field operations as a result of oil spills, operational difficulties, strikes, employee lockouts or other labor unrest. The rate of oil production at fields we service may decline from existing or future levels, and may be terminated. If such a reduction or termination occurs, the spot market rates, if any, in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under the contracts of affreightment, which would adversely affect our business and operating results.

The duration of many of our shuttle tanker and FSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels.

Many of our shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production terminates for any reason, we no longer will generate revenue under the related contract. Other shuttle tanker and FSO contracts under which our vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our business and operating results.

The redeployment risk of FPSO units is high given their lack of alternative uses and significant costs.

FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. Unless extended, each of our FPSO production service agreements will expire during the next 10 years. Our clients may also terminate these contracts prior to their expiration under specified circumstances. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse affect on our business and operating results.

Over time, vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.

Vessel values for oil tankers, LNG carriers and FPSO units can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in oil, natural gas and energy markets;

•	a substantial or extended decline in demand for oil, natural gas or, LNG;

•	increases in the supply of vessel capacity, and

•
the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulation or standards, or otherwise.

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance it, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition.

Our growth depends on continued growth in demand for LNG and LNG shipping as well as offshore oil transportation, production, processing and storage services.

A significant portion of our growth strategy focuses on continued expansion in the LNG shipping sector and on the expansion in the shuttle tanker, FSO and FPSO sectors.

Expansion of the LNG shipping sector depends on continued growth in world and regional demand for LNG and LNG shipping and the supply of LNG. Demand for LNG and LNG shipping could be negatively affected by a number of factors, such as increases in the costs of natural gas derived from LNG relative to the cost of natural gas generally, increases in the production of natural gas in areas linked by pipelines to consuming areas, increases in the price of LNG relative to other energy sources, the availability of new energy sources, and negative global or regional economic or political conditions. Reduced demand for LNG and LNG shipping would have a material adverse effect on future growth of our liquefied gas segment, and could harm that segment’s results. Growth of the LNG market may be limited by infrastructure constraints and community and environmental group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism. If the LNG supply chain is disrupted or does not continue to grow, or if a significant LNG explosion, spill or similar incident occurs, it could have a material adverse effect on our business, results of operations and financial condition.

Expansion of the shuttle tanker, FSO and FPSO sectors depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

•
decreases in the actual or projected price of oil, which could lead to a reduction in or termination of production of oil at certain fields we service or a reduction in exploration for or development of new offshore oil fields;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth.

Reduced demand for offshore marine transportation, production, processing or storage services would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

The intense competition in our markets may lead to reduced profitability or expansion opportunities.

Our crude oil and product tankers and LNG carriers operate in highly competitive markets. Competition arises primarily from other Aframax, Suezmax, shuttle tanker and LNG carrier owners, including major oil companies and independent companies. We also compete with owners of other size tankers. Our market share is insufficient to enforce any degree of pricing discipline in the markets in which we operate and our competitive position may erode in the future. Any new markets that we enter could include participants that have greater financial strength and capital resources than we have. We may not be successful in entering new markets.

One of our objectives is to enter into additional long-term, fixed-rate time charters for our LNG carriers, shuttle tankers, FSO and FPSO units. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We expect substantial competition for providing services for potential LNG, shuttle tanker, FSO and FPSO projects from a number of experienced companies, including state-sponsored entities and major energy companies. Many of these competitors have greater experience in these markets and significantly greater financial resources than do we. We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience will enter the LNG transportation, FSO and FPSO sectors. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

The loss of any key customer could result in a significant loss of revenue in a given period.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. One customer accounted for 15%, or $307.9 million, of our consolidated revenues during 2006 (20% or $392.2 million - 2005 and 17% or $373.7 million - 2004). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.

Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities

As of December 31, 2006, our consolidated debt and capital lease obligations totaled $3.7 billion and we had the capacity to borrow an additional $1.6 billion under our credit facilities. These facilities may be used by us for general corporate purposes. Our consolidated debt and capital lease obligations could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•
we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to stockholders;

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all.

The oil tanker and LNG carrier industries are subject to substantial environmental and other regulations, which may significantly increase our expenses.

Our operations are affected by extensive and changing environmental protection laws and other regulations and international conventions. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase our costs. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

The United States Oil Pollution Act of 1990 (or OPA 90), for instance, increased expenses for us and others in our industry. OPA 90 provides for potentially unlimited joint, several and strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages in U.S. waters, which include the U.S. territorial sea and the 200-nautical mile exclusive economic zone around the United States. OPA 90 applies to discharges of any oil from a vessel, including discharges of oil tanker cargoes and discharges of fuel and lubricants from an oil tanker or LNG carrier. To comply with OPA 90, vessel owners generally incur increased costs in meeting additional maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining required insurance coverage. OPA 90 requires vessel owners and operators of vessels operating in U.S. waters to establish and maintain with the U.S. Coast Guard evidence of insurance or of qualification as a self-insurer or other acceptable evidence of financial responsibility sufficient to meet certain potential liabilities under OPA 90 and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (or CERCLA), which imposes similar liabilities upon owners, operators and bareboat charterers of vessels from which a discharge of “hazardous substances” (other than oil) occurs. While LNG should not be considered a hazardous substance under CERCLA, additives to fuel oil or lubricants used on LNG carriers might fall within its scope. Under OPA 90 and CERCLA, owners, operators and bareboat charterers are jointly, severally and strictly liable for costs of cleanup and damages resulting from a discharge or threatened discharge within U.S. waters. This means we may be subject to liability even if we are not negligent or at fault.

Most states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. An oil spill or other event could result in significant liability, including fines, penalties, criminal liability and costs for natural resource damages. The potential for these releases could increase to the extent we increase our operations in U.S. waters.

OPA 90 and CERCLA do not preclude claimants from seeking damages for the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize seaborne transportation of LNG as an ultra-hazardous activity, which attempts, if successful, would lead to our being strictly liable for damages resulting from that activity.

Following the example of OPA 90, the International Maritime Organization (or IMO), the United Nations’ agency for maritime safety, has adopted regulations for tanker design and inspection that are designed to reduce oil pollution in international waters. In December 2003 the IMO announced regulations accelerating the phase out of single-hull tankers. The regulations impose a more rigorous inspection regime for older tankers and ban the carriage of heavy oils on single-hull tankers. We have sold all of our vessels affected by these regulations. Please read Item 4 - Information on the Company: Regulations.

In addition to international regulations affecting oil tankers generally, countries having jurisdiction over North Sea areas also impose regulatory requirements applicable to operations in those areas. Operators of North Sea oil fields impose further requirements. As a result, we must make significant expenditures for sophisticated equipment, reporting and redundancy systems on its shuttle tankers. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea or other regions in which we operate or may operate in the future.

In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels.

We may not be able to successfully integrate future acquisitions.

A principal component of our strategy is to continue to grow by expanding our business both in the geographic areas and markets where we have historically focused as well as into new geographic areas, market segments and services. We may not be successful in expanding our operations and any expansion may not be profitable. Our strategy of growth through acquisitions involves business risks commonly encountered in acquisitions of companies, including:

•	interruption of, or loss of momentum in, the activities of one or more of an acquired company’s businesses and our businesses;

•
additional demands on members of our senior management while integrating acquired businesses, which would decrease the time they have to manage our business, service existing customers and attract new customers;

•	difficulties in integrating the operations, personnel and business culture of acquired companies;

•	difficulties of coordinating and managing geographically separate organizations;

•	adverse effects on relationships with our existing suppliers and customers, and those of the companies acquired;

•	difficulties entering geographic markets or new market segments in which we have no or limited experience; and

•	loss of key officers and employees of acquired companies.

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

Our growth has placed and will continue to place significant demands on our management, operational and financial resources. As we expand our operations, we must effectively manage and monitor operations, control costs and maintain quality and control in geographically dispersed markets. In addition, our two limited partnership’s have increased our complexity and thus has placed additional demands on our management. Our future growth and financial performance will also depend on our ability to recruit, train, manage and motivate our employees to support our expanded operations and continue to improve our customer support, financial controls and information systems.

These efforts may not be successful and may not occur in a timely or efficient manner. Failure to effectively manage our growth and the system and procedural transitions required by expansion in a cost-effective manner could have a material adverse affect on our business.

Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.

The operation of oil tankers, LNG carriers, FSO and FPSO units is inherently risky. Although we carry hull and machinery (marine and war risk) protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not generally carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

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

Marine transportation is inherently risky, and an incident involving significant loss of or environmental contamination by any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage or pollution;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results.

Our operating results are subject to seasonal fluctuations.

We operate our conventional tankers in markets that have historically exhibited seasonal variations in demand and, therefore, in charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, our revenues have historically been weaker during the second and third quarters, and, conversely, revenues have been stronger during the first and fourth quarters.

Due to harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer months. Because the North Sea is our primary existing offshore oil market, this seasonal repair and maintenance activity contributes to quarter-to-quarter volatility in our results of operations, as oil production typically is lower in the second and third quarters in this region compared with production in the first and fourth quarters. Because a significant portion of our North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on the volume of oil transported, the results of these shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. When we redeploy affected shuttle tankers as conventional oil tankers while platform maintenance and repairs are conducted, the overall financial results for our North Sea shuttle tanker operations may be negatively affected as the rates in the conventional oil tanker markets at times may be lower than contract of affreightment rates. In addition, we seek to coordinate some of the general drydocking schedule of our fleet with this seasonality, which may result in lower revenues and increased drydocking expenses during the summer months.

We expend substantial sums during construction of newbuildings and the conversion of tankers to FPSOs or FSOs without earning revenue and without assurance that they will be completed.

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

If we were unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2006, we had 26 newbuildings on order with deliveries scheduled between January 2007 and August 2009. As of December 31, 2006, progress payments made towards these newbuildings, excluding payments made by our joint venture partners, totaled $701.9 million. We ordered two shuttle tanker newbuildings in January 2007 and expect to order additional newbuildings in the future.

In addition, conversion projects expose us to a numbers of risks, including lack of shipyard capacity and the difficulty of completing the conversion in a timely and cost effective manner. There can be no assurance that such conversion projects will be successful.

Exposure to currency exchange rate and interest rate fluctuations could result in fluctuations in our cash flows and operating results.

Substantially all of our revenues are earned in U.S. Dollars, although we are paid in Euros, Australian Dollars, Norwegian Kroner and British Pounds under some of our charters. A portion of our operating costs are incurred in currencies other than U.S. Dollars. This partial mismatch in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Norwegian Kroner, the Australian Dollar, the Canadian Dollar, the Singapore Dollar, the Japanese

Yen, the British Pound and the Euro. We also make payments under two Euro-denominated term loans. If the amount of these and other Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations.

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

If we are not exempt from tax under Section 883 of the United States Internal Revenue Code, the shipping income derived from the United States sources attributable to our subsidiaries' transportation of cargoes to or from the United States will be subject to U.S. federal income tax. If our subsidiaries were subject to such tax, our net income and cash flow would be reduced by the amount of such tax. Currently, we claim an exemption under Section 883. We cannot give any assurance that future changes and shifts in ownership of our stock will not preclude us from being able to satisfy the existing exemption.

In 2006 and 2005, approximately 17.4% and 13.1%, respectively, of our gross shipping revenues were derived from U.S. sources attributable to the transportation of cargoes to or from the United States. The average U.S. federal income tax on such U.S. source income, in the absence of the exemption under Section 883, would have been 4%, or approximately $7.0 million and $10.3 million, respectively, for 2006 and 2005.

Many seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.

A significant portion of our seafarers are employed under collective bargaining agreements. We may be subject to additional labor agreements in the future. We may be subject to labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff. In certain cases, these negotiations have caused labor disruptions in the past and any future labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition.

Item 4. Information on the Company

A. Overview, History and Development

Overview

We are a leading provider of international crude oil and petroleum product transportation services with our offshore fleet, which includes the world's largest fleet of shuttle tankers, our fixed-rate tanker fleet, and our spot tanker fleet, which includes the world's largest fleet of medium-size oil tankers. Since 2004, we have also transported liquefied natural gas (or LNG). Our tankers and LNG carriers provide transportation services to major oil companies, oil traders and government agencies worldwide.

Our offshore segment includes our shuttle tanker operations, floating storage and off-take (or FSO) units, and our floating production, storage and offloading (or FPSO) units, which primarily operate under long-term fixed-rate contracts. As of December 31, 2006, our shuttle tanker fleet, which had a total cargo capacity of approximately 4.4 million deadweight tones (or dwt), represented approximately 65% of the total tonnage of the world shuttle tanker fleet. Please read Item 4 - Information on the Company: Our Fleet.

Our fixed-rate tanker segment includes our conventional crude oil and product tankers on long-term fixed-rate time-charter contracts. Please read Item 4 - Information on the Company: Our Fleet.

Our liquefied gas segment includes our LNG carriers and liquefied petroleum gas (or LPG) carriers. All of our LNG and LPG carriers are subject to long-term fixed-rate time charter contracts. As of December 31, 2006, this fleet, including newbuildings, had a total cargo carrying capacity of 2.2 million cubic meters.

Our spot tanker segment includes our conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts (contracts with an initial term of less than three years). As of December 31, 2006, our Aframax tankers in this segment, which had a total cargo capacity of approximately 4.7 million dwt, represented approximately 7% of the total tonnage of the world Aframax fleet. Please read Item 4 - Information on the Company: Our Fleet.

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

Pending Acquisition

On April 17, 2007, Teekay, A/S Dampskibsselskabet TORM (or TORM), and OMI Corporation (or OMI) announced that Teekay and TORM had entered into a definitive agreement to acquire the outstanding shares of OMI. Please read Item 18 - Financial Statements: Note 22(c) - Subsequent Events.

Business Acquisitions

Acquisition of Petrojarl ASA

During 2006, we acquired 64.5% of the outstanding shares of Petrojarl ASA, which is listed on the Oslo Stock Exchange, for $536.8 million. Petrojarl is a leading independent operator of FPSO units. On December 1, 2006, we renamed Petrojarl Teekay Petrojarl ASA. We financed our acquisition of Petrojarl through a combination of bank financing and cash balances.

Petrojarl, based in Trondheim, Norway, has a fleet of four owned FPSO units operating under long-term service contracts in the North Sea. To service these contracts, Petrojarl also charters two shuttle tankers and one FSO unit from us. We believe that the combination of Petrojarl’s offshore engineering expertise and reputation as a quality operator of FPSOs, and Teekay’s global marine operations and extensive customer network, positions us to competitively pursue new FPSO projects.

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

As at December 31, 2006, Teekay Spain’s LNG fleet consisted of four LNG carriers, which are all contracted under long-term fixed-rate time charters to major Spanish energy companies. As at December 31, 2006, Teekay Spain’s conventional crude oil tanker fleet consisted of five Suezmax tankers, all of which are contracted under long-term fixed-rate time charters with a major Spanish oil company.

Additional information about these acquisitions, including our financing of them, is included in Item 5 - Operating and Financial Review and Prospects.

Public Offerings

Anticipated Public Offering by Teekay Tankers

On April 17, 2007, we announced our intention to create a new publicly-listed entity for our conventional tanker business (or Teekay Tankers). It is anticipated that Teekay Tankers will initially own a portion of our conventional tanker fleet. Furthermore, it is expected that Teekay Tanker’s primary objective will be to grow through the acquisition of conventional tanker assets from third parties and from us, which may include the vessels to be acquired by us from our planned acquisition of 50 percent of OMI Corporation.

We believe that creating Teekay Tankers, as a separate public company, will facilitate the growth of our conventional tanker business and further enhance our innovative corporate structure, which supports our strategy of creating value as an asset manager in the Marine Midstream space.

We expect to file with the U.S. Securities and Exchange Commission a registration statement for the initial public offering of Teekay Tankers during the second half of 2007. The securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

Public Offering by Teekay Offshore Partners L.P.

On December 19, 2006, our subsidiary, Teekay Offshore Partners L.P. (or Teekay Offshore) sold as part of its initial public offering 8.1 million of its common units, representing limited partner interests, at $21.00 per unit for net proceeds of $155.3 million. Teekay Offshore owns 26% of Teekay Offshore Operating L.P. (or OPCO), including its 0.01% general partner interest. OPCO owns and operates a fleet of 36 of our shuttle tankers (including 12 chartered-in vessels), four of our FSO vessels, and nine or our conventional Aframax tankers. We directly own 74% of OPCO and 59.8% of Teekay Offshore, including its 2% general partner interest. As a result, we effectively own 89.5% of OPCO. Please read Item 18 - Financial Statements: Note 4 - Public Offering of Teekay Offshore Partners L.P.

Public Offerings by Teekay LNG Partners L.P.

On May 10, 2005, Teekay LNG Partners L.P. (or Teekay LNG) sold as part of an initial public offering 6.9 million of its common units at $22.00 per unit for net proceeds of $135.7 million. In November 2005, Teekay LNG completed a follow-on public offering of 4.6 million common units at a price of $27.40 per unit, for net proceeds of $120.0 million. We own a 67.8% interest in Teekay LNG, including its 2% general partner interest. Please read Item 18 - Financial Statements: Note 5 - Public Offerings of Teekay LNG Partners L.P.

B. Operations

Our organization is divided into the following key areas: the Offshore Segment (or Teekay Navion Shuttle Tankers and Offshore), the Liquefied Gas Segment (or Teekay Gas Services), the Spot Tanker Segment and Fixed Rate Tanker Segment (collectively Teekay Tanker Services). These centers of expertise work closely with customers to ensure a thorough understanding of our customers’ requirements and to develop tailored solutions.

•
Teekay Navion Shuttle Tankers and Offshore provides marine transportation, processing and storage services to the offshore oil industry, including a wide range of shuttle tanker, FSO and FPSO services. Our expertise and partnerships allow us to create solutions for customers producing crude oil from offshore installations.

•
Teekay Gas Services provides gas transportation services, primarily under long-term fixed-rate contracts to major energy and utility companies. These services currently include the transportation of LNG and LPG.

•
Teekay Tanker Services is responsible for the commercial management of our conventional crude oil and product tanker transportation services. We offer a full range of flexible, customer-focused shipping solutions through our worldwide network of commercial offices.

Offshore Segment

The main services our offshore segment provides to customers are:

•	offloading and transportation of cargo from oil field installations to onshore terminals via dynamically-positioned offshore loading shuttle tankers;

•	floating storage for oil field installations via FSO units; and

•	floating production, processing and storage services via FPSO units.

Shuttle Tankers

A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers were developed in the North Sea as an alternative to pipelines. The first cargo from an offshore field in the North Sea was shipped in 1977, and the first dynamically-positioned shuttle tankers were introduced in the early 1980s. Shuttle tankers are often described as “floating pipelines” because these vessels typically shuttle oil from offshore installations to onshore facilities in much the same way a pipeline would transport oil along the ocean floor.

Our shuttle tankers are primarily subject to long-term, fixed-rate time-charter contracts for a specific offshore oil field, where a vessel is hired for a fixed period of time, or under contracts of affreightment for various fields, where we commit to be available to transport the quantity of cargo requested by the customer from time to time over a specified trade rout within a given period of time. The number of voyages performed under these contracts of affreightment normally depends upon the oil production of each field. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel and the reputation of the vessel's manager. Technical sophistication of the vessel is especially important in harsh operating environments such as the North Sea. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers could be converted into shuttle tankers by adding specialized equipment to meet the requirements of the oil companies. Shuttle tanker demand may also be affected by the possible substitution of sub-sea pipelines to transport oil from offshore production platforms.

As of December 31, 2006, there were approximately 65 vessels in the world shuttle tanker fleet (including newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Brazil, Canada, Russia, Australia and Africa. As of December 31, 2006, we owned 26 shuttle tankers and chartered-in an additional 12 shuttle tankers. Other shuttle tanker owners in the North Sea include Knutsen OAS Shipping AS, JJ Ugland Group and Penny Ugland, which as of December 31, 2006 controlled small fleets of two to ten shuttle tankers each. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea.

FSO Units

FSO units provide on-site storage for oil field installations that have no storage facilities or that require supplemental storage. An FSO unit is generally used in combination with a jacked-up fixed production system, floating production systems that do not have sufficient storage facilities or as supplemental storage for fixed platform systems, which generally have some on-board storage capacity. An FSO unit is usually of similar design to a conventional tanker, but has specialized loading and offtake systems required by field operators or regulators. FSO units are moored to the seabed at a safe distance from a field installation and receive the cargo from the production facility via a dedicated loading system. An FSO unit is also equipped with an export system that transfers cargo to shuttle or conventional tankers. Depending on the selected mooring arrangement and where they are located, FSO units may or may not have any propulsion systems. FSO units are usually conversions of older single-hull conventional oil tankers. These conversions, which include a loading and offtake system and hull refurbishment, can generally extend the lifespan of a vessel by up to 20 years over the normal conventional tanker lifespan of 25 years.

Our FSO units are generally placed on long-term, fixed-rate time charters or bareboat charters as an integrated part of the field development plan, and thus provide stable cash flow to us. Under a bareboat charter, the customer pays a fixed daily rate for a fixed period of time for the full use of the vessel and becomes responsible for all crewing, management and navigation of the vessel and the expenses therefore.

As of December 31, 2006, there were approximately 76 FSO units operating and five FSO units on order in the world fleet. As at December 31, 2006, we had five FSO units. The major markets for FSO units are Asia, the Middle East, West Africa and the North Sea. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

FPSO Units

FPSO units are offshore production facilities that are typically ship-shaped and store processed crude oil in tanks located in the hull of the vessel. FPSO units are typically used as production facilities to develop marginal oil fields or deepwater areas remote from the existing pipeline infrastructure. Of four major types of floating production systems, FPSO units are the most common type. Typically, the other types of floating production systems do not have significant storage and need to be connected into a pipeline system or use an FSO unit for storage. FPSO units are less weight-sensitive than other types of floating production systems and their extensive deck area provides flexibility in process plant layouts. In addition, the ability to utilize surplus or aging tanker hulls for conversion to an FPSO unit provides a relatively inexpensive solution compared to the new construction of other floating production systems. A majority of the cost of an FPSO comes from its top-side production equipment and thus FPSO’s are expensive relative to conventional tankers. An FPSO unit carries on-board all the necessary production and processing facilities normally associated with a fixed production platform. As the name suggests, FPSOs are not fixed permanently to the seabed but are designed to be moored at one location for long periods of time. In a typical FPSO unit installation, the untreated wellstream is brought to the surface via subsea equipment on the sea floor that is connected to the FPSO unit by flexible flow lines called risers. The risers carry oil, gas and water from the ocean floor to the vessel, which processes it onboard. The resulting crude oil is stored in the hull of the vessel and subsequently transferred to tankers either via a buoy or tandem loading system for transport to shore.

Traditionally, for large field developments, the major oil companies have owned and operated new, custom built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract's duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 31, 2006, there were approximately 118 FPSO units operating and 46 FPSO units on order in the world fleet. At December 31, 2006, we had five FPSO units, including one on order. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services and/or oil field engineering and construction. The major independent FPSO contractors are SBM Offshore, Prosafe, Bluewater, BW Offshore, Modec, Fred Olsen, Aker and Maersk.

During 2006, approximately 39% of our net revenues were earned by the vessels in the offshore segment, compared to approximately 32% in 2005 and 29% in 2004. Please read Item 5 - Operating and Financial Review and Prospects: Results of Operations.

Liquefied Gas Segment

The vessels in our liquefied gas segment compete in the LNG and LPG markets. LNG carriers are usually chartered to carry LNG pursuant to time charter contracts with a duration between 20 and 25 years, and with charter rates payable to the owner on a monthly basis. LNG shipping historically has been transacted with these long-term, fixed-rate time charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and short-term time charters of less than 12 months duration have grown from 1% of the market in 1992 to approximately 13% in 2006.

In the LNG market, we compete principally with other private and state-controlled energy and utilities companies that generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as major energy companies have continued to divest non-core businesses. The major operators of LNG carriers are Malaysian International Shipping, NYK Line, Shell Group and Mitsui O.S.K.

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

Most new LNG carriers, including all of our vessels, are being built with a membrane containment system. These systems consist of insulation between thin primary and secondary barriers and are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2006, there were approximately 222 vessels in the world LNG fleet, with an average age of approximately 12 years, and an additional 138 LNG carriers under construction or on order for delivery through 2010.

Our liquefied gas segment primarily consists of LNG carriers subject to long-term, fixed-rate time-charter contracts. The acquisition of Teekay Spain on April 30, 2004 established our entry into the LNG shipping sector with four LNG carriers. As at December 31, 2006, we had an additional eight newbuilding LNG carriers on order, all of which were scheduled to commence operations upon delivery under long-term fixed-rate time charters and in which our interests range from 40% to 70%. In addition, as at December 31, 2006, we had four LPG carriers, including three under construction.

During 2006, approximately 7% of our net revenues were earned by the vessels in the fixed-rate LNG segment, compared to approximately 7% in 2005 and 3% in 2004. Please read Item 5 - Operating and Financial Review and Prospects: Results of Operations.

Spot Tanker Segment

The vessels in our spot tanker segment compete primarily in the Aframax tanker market. In the Aframax market, international seaborne oil and other petroleum products transportation services are provided by two main types of operators: captive fleets of major oil companies (both private and state-owned) and independent ship owner fleets. Many major oil companies and other oil trading companies, the primary charterers of our vessels, also operate their own vessels and transport their own oil and oil for third party charterers in direct competition with independent owners and operators. Competition for charters in the Aframax spot charter market is intense and is based upon price, location, the size, age, condition and acceptability of the vessel, and the reputation of the vessel's manager.

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

As of December 31, 2006, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 59 Aframax vessels), Aframax International Pool (approximately 32 Aframax vessels), Novorossiisk Sea Shipping Co.

(approximately 31 Aframax vessels), British Petroleum (approximately 20 Aframax vessels), Minerva (approximately 17 Aframax vessels) and General Maritime Corporation (approximately 10 Aframax vessels).

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

We believe that we have competitive advantages in the Aframax tanker market as a result of the quality, type and dimensions of our vessels and our market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2006, our Aframax tanker fleet (excluding Aframax-size shuttle tankers and newbuildings) had an average age of approximately 7 years, compared to an average age for the world oil tanker fleet, including Aframax tankers, of approximately 9.2 years and for the world Aframax tanker fleet of approximately 8.6 years.

We have chartering staff located in Stavanger, Norway; Tokyo, Japan; London, England; Houston, USA; and Singapore. Each office serves our clients headquartered in that office's region. Fleet operations, vessel positions and charter market rates are monitored around the clock. We believe that monitoring such information is critical to making informed bids on competitive brokered business.

During 2006, approximately 42% of our net revenues were earned by the vessels in the spot tanker segment, compared to approximately 50% in 2005 and 61% in 2004. Please read Item 5 - Operating and Financial Review and Prospects: Results of Operations.

Fixed-Rate Tanker Segment

The vessels in our fixed-rate tanker segment primarily consist of Aframax and Suezmax tankers that are employed on long-term time charters. We consider contracts that have an original term of less than three years in duration to be short-term. The only difference between the vessels in the spot tanker segment and the fixed-rate tanker segment is the duration of the contract under which they are employed. Charters of more than three years are not as common as short-term charters and voyage charters for conventional tankers.

During 2006, approximately 12% of our net revenues were earned by the vessels in the fixed-rate tanker segment, compared to approximately 11% in 2005 and 7% in 2004. Please read Item 5 - Operating and Financial Review and Prospects: Results of Operations.

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

Customers and vessel rating services have recognized us for safety, environment, quality and service. Given the emphasis by customers on quality as a result of stringent environmental regulations, and heightened concerns about liability for environmental pollution, we believe that our emphasis on quality and safety provides us with a favorable competitive profile. We are one of a few companies who have fully integrated their health, safety, environment and quality management systems. This integration has increased efficiencies in our operations and management by reducing redundancies and better aligning our strategies and programs in the relevant systems.

We have achieved certification under the standards reflected in International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, OHSAS 18001 for Occupational Health and Safety, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis. As part of International Safety Management (ISM) Code compliance, all of our vessels’ safety management certificates are maintained through ongoing internal audits performed by our certified internal auditors and intermediate external audits performed by the classification society Det Norske Veritas.

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

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks, including piracy and terrorism. We do not generally carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In addition, more stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.

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

During 2006, we derived approximately 18% of our total net revenues from our operations in the Indo-Pacific Basin, compared to approximately 19% during 2005. Past political conflicts in that region, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in the region have also been subject to, in limited instances, acts of piracy. In addition to tankers, targets of terrorist attacks could include oil pipelines, LNG facilities and offshore oil fields. The escalation of existing or the outbreak of future hostilities or other political instability in this region or other regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect our operations and performance. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin or elsewhere as a result of terrorist attacks or otherwise may limit trading activities with those countries, which could also adversely affect our operations and performance.

Customers

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major oil companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. One customer, an international oil company, accounted for 15% ($307.9 million) of our consolidated revenues during 2006 (20% or $392.2 million - 2005 and 17% or $373.7 million - 2004). No other customer accounted for more than 10% of our consolidated revenues during 2006, 2005 or 2004. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.

Our Fleet

As at December 31, 2006, Teekay’s fleet (excluding vessels managed for third parties) consisted of 158 vessels, including chartered-in vessels, newbuildings on order, and vessels being converted to offshore units or shuttle tankers.

The following table summarizes the Teekay fleet as at December 31, 2006:
	Number of Vessels(1)
	Owned Vessels	Chartered-in Vessels	Newbuildings /Conversions	Total
Offshore Segment
Shuttle Tankers(2)	26	12	2	40
FSO Units(3)	5	-	-	5
FPSO Units(4)	4	-	1	5
Total Offshore Segment	35	12	3	50

Fixed-Rate Tanker Segment
Conventional Tankers (5)	15	2	2	19
Total Fixed-Rate Tanker Segment	15	2	2	19

Liquefied Gas Segment
LNG Carriers (6)	5	-	8	13
LPG Carriers	1	-	3	4
Total Liquefied Gas Segment	6	-	11	17

Spot Tanker Segment
Suezmax Tankers	-	4	10	14
Aframax Tankers (7)	21	11	-	32
Large Product Tankers	5	7	3	15
Small Product Tankers	-	11	-	11
Total Spot Tanker Segment	26	33	13	72
Total	82	47	29	158

(1)	Excludes vessels managed on behalf of third parties.
(2)	Includes five shuttle tankers in which our ownership interest is 50%.
(3)	Includes one unit in which our ownership interest is 89%.
(4)	Includes four FPSOs owned by Teekay Petrojarl, and one vessel being converted to an FPSO by a 50/50 joint venture between Teekay and Teekay Petrojarl.
(5)	Includes eight Suezmax tankers owned by Teekay LNG.
(6)
Five existing LNG vessels and two LNG newbuildings are owned by Teekay LNG. Teekay LNG has agreed to acquire Teekay’s 70% interest in two additional LNG newbuildings and Teekay’s 40% interest in four additional LNG newbuildings upon delivery of the vessels.

(7)	Includes nine Aframax tankers owned by Teekay Offshore and chartered to Teekay.

Our vessels are of Australian, Bahamian, Cayman Islands, Liberian, Norwegian, Norwegian International Ship and Spanish registry.

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

As of December 31, 2006, we had 29 vessels under construction or undergoing conversion to shuttle tankers or FPSOs. Please read Item 5 - Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 18 - Financial Statements: Notes 17(a), 17(b), and 17(c) - Commitments and Contingencies - Vessels Under Construction.

Please read Item 18 - Financial Statements: Note 9 - Long-Term Debt for information with respect to major encumbrances against our vessels.

Classification, Audits and Inspections

The hull and machinery of all of our vessels have been “classed” by one of the major classification societies: Det Norske Veritas, Lloyd’s Register of Shipping, Nippon Kaiji Kyokai or American Bureau of Shipping. In addition, the processing facilities of our FPSOs are “classed” by Det Norske Veritias. The classification society certifies that the vessel has been built and maintained in accordance with the rules of that classification society. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (an Intermediate Survey) and the fourth or fifth annual inspection being the most comprehensive survey (a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel in addition to a more detailed inspection of hull and machinery. Many of our vessels have qualified with their respective classification societies for drydocking every four or five years in connection with the Special Survey and are no longer subject to drydocking at Intermediate Surveys. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel hull to accommodate underwater inspections by divers.

The vessel’s flag state, or the vessel’s classification society if nominated by the flag state, also inspect our vessels to ensure they comply with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory. Port state authorities, such as the U.S. Coast Guard and the Australian Maritime Safety Authority, also inspect our vessels when they visit their ports.

Many of our customers also regularly inspect our vessels as a condition to chartering, and regular inspections are standard practice under long-term charters.

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

Our vessels are also regularly inspected by our seafaring staff, who perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year. Upon completion of each inspection, action plans are developed to address any items requiring improvement. All action plans are monitored until they are completed. The objectives of these inspections are to:

•	ensure adherence to our operating standards;
•	maintain the structural integrity of the vessel;
•	maintain machinery and equipment to give full reliability in service;
•	optimize performance in terms of speed and fuel consumption; and
•	ensure the vessel’s appearance will support our brand and meet customer expectations.

To achieve our vessel structural integrity objective, we use a comprehensive “Structural Integrity Management System” we developed. This system is designed to closely monitor the condition of our vessels and to ensure that structural strength and integrity are maintained throughout a vessel’s life.

We have obtained approval for our safety management system as being in compliance with the ISM Code. Our safety management system has also been certified as being compliant with ISO 9001, ISO 14001 and OSHAS 18001 standards. To maintain compliance, the system is audited regularly by either the vessels’ flag state or, when nominated by the flag state, a classification society. Certification is valid for five years subject to satisfactorily completing internal and external audits.

Organizational Structure

Our organizational structure includes our interests in Teekay Offshore and Teekay LNG. These limited partnerships were set up primarily to hold our assets that generate long-term fixed-rate cash flows. The strategic rationale for implementing this structure was to:

•	illuminate higher value of fixed-rate cash flows to Teekay investors;

•	realize advantages of a lower cost of equity when investing in new projects; and

•
enhance returns to Teekay through fee-based revenue and ownership of the incentive distribution rights, which entitle the holder to disproportionate distributions of available cash as cash distribution levels to unitholders increase.

Teekay Offshore is a Marshall Islands limited partnership formed by us in 2006 as part of our strategy to expand our operations in the offshore oil marine transportation, processing and storage sectors. Teekay Offshore owns 26% of OPCO, including its 0.01% general partner interest. OPCO owns and operates a fleet of 36 of our shuttle tankers (including 12 chartered-in vessels), four of our FSO vessels, and nine of our conventional Aframax tankers. All of OPCO’s vessels operate under long-term, fixed-rate contracts. We directly own 74% of OPCO and 59.8% of Teekay Offshore, including its 2% general partner interest. As a result, we effectively own 89.5% of OPCO. Teekay Offshore also has rights to participate in certain FPSO opportunities relating to Petrojarl.

Teekay LNG is a Marshall Islands limited partnership formed by us in 2005 as part of our strategy to expand our operations in the LNG shipping sector. Teekay LNG provides LNG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies through its fleet of 13 LNG carriers (including six newbuildings) and eight Suezmax class crude oil tankers.

Teekay has entered into an omnibus agreement with Teekay LNG, Teekay Offshore and others governing, among other things, when Teekay, Teekay LNG and Teekay Offshore may compete with each other and certain rights of first offering on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

The following provides a summarized overview of our organizational structure as at March 1, 2007. Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as at December 31, 2006.

(1) Including our 64.5% interest in Teekay Petrojarl

C. Regulations

Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the oil tanker and LNG carrier markets and will accelerate the scrapping of older vessels throughout these markets.

Regulation—International Maritime Organization (or IMO). The IMO is the United Nations’ agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers apply to many jurisdictions in which our tanker fleet operates. These regulations provide that:

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

In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective in April, 2005, accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. As a result of these regulations, in 2003 we recorded a non-cash write-down of the book value of the affected vessels. We subsequently sold all the vessels affected by these regulations and no longer own any single-hull vessels.

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

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the Coast Guard and European Union authorities have indicated that vessels not in compliance with ISM Code will be prohibited from trading in U.S. and European ports.

The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s compliance with requirements of the ISM Code relating to the development and maintenance of an extensive “Safety Management System.” Such a system includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the existing vessels in our fleet currently is ISM Code-certified, and we expect to obtain safety management certification for each newbuilding vessel upon delivery.

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

Annex VI to MARPOL, which became effective internationally in May, 2005, sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI also imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with more stringent controls on sulfur emissions. For vessels over 400 gross tons, Annex VI imposes various survey and certification requirements. The United States has not yet ratified Annex VI. Vessels operated internationally, however, are subject to the requirements of Annex VI in those countries that have implemented its provisions. We believe that the cost of our complying with Annex VI will not be material.

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

OPA 90 limits the liability of responsible parties. Effective as of October 9, 2006, the limit for double-hulled tank vessels was increased to the greater of $1,900 per gross ton or $16 million per tanker that is over 3,000 gross tons per incident, subject to adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each vessel pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

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

In December 1994, the U.S. Coast Guard (or Coast Guard) implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the then existing OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act (or CERCLA) liability limit of $300 per gross ton. The financial responsibility limits have not been increased to comport with the amended statutory limits of OPA. However, the Coast Guard has issued a notice of policy change indicating its intention to change the financial responsibility regulations accordingly. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.

The Coast Guard’s regulations concerning certificates of financial responsibility (or COFR) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR. In addition, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFR under pre-OPA 90 laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. The Coast Guard has indicated that it intends to propose a rule that would increase the required amount of such COFRs to $2,200 per gross ton to reflect the higher limits on liability imposed by OPA 90, as described above.

The Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by obtaining financial guaranties from a third-party. If other vessels in our fleet trade into the United States in the future, we expect to obtain additional guarantees from third-party insurers or to provide guarantees through self-insurance.

OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries if the state’s regulations are equally or more stringent, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states, including California, Washington and Alaska, require state specific COFR and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.

Owners or operators of tank vessels operating in United States waters are required to file vessel response plans with the Coast Guard, and their tank vessels are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;
•	describe crew training and drills; and
•	identify a qualified individual with full authority to implement removal actions.

We have filed vessel response plans with the Coast Guard for the vessels we own and have received approval of such plans for all vessels in our fleet to operate in United States waters. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

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

OPA 90 and CERCLA do not preclude claimants from seeking damages for the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize the transportation of LNG aboard a vessel as an ultra-hazardous activity under a doctrine that would impose strict liability for damages resulting from that activity. The application of this doctrine varies by jurisdiction. There can be no assurance that a court in a particular jurisdiction will not determine that the carriage of oil or LNG aboard a vessel is an ultra-hazardous activity, which would expose us to strict liability for damages caused to parties even when we have not acted negligently.

Environmental Regulation—Other Environmental Initiatives.

Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil (not LNG) as cargo, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $6.8 million plus approximately $960 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $137 million per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

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

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA 90 and CERCLA discussed above. Pursuant to regulations promulgated by the U.S. Environmental Protection Agency (or EPA) in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date.

Although the EPA may appeal this decision, if the exemption is repealed, we would be subject to the Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the costs of operating in the United States. For example, this ruling could: require the installation of equipment on our vessels to treat ballast water before it is discharged: require the implementation of other port facility disposal arrangements or procedures at potentially substantial cost and/or otherwise restrict our vessels traffic in U.S. waters.

In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions (or VOC equipment) on most shuttle tankers serving the Norwegian continental shelf. Oil companies bear the cost to install and operate the VOC equipment onboard the shuttle tankers.

Shuttle Tanker, FSO Unit and FPSO Unit Regulation

Our shuttle tankers primarily operate in the North Sea. In addition to the regulations imposed by the IMO, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations in those areas, including HSE in the United Kingdom and NPD in Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on our shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea. In Brazil, Petrobras serves in a regulatory capacity and has adopted standards similar to those in the North Sea.

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

Taxation of Operating Income. We expect that substantially all of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter or bareboat charter income.

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) will be considered to be 50.0% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) will be considered to be 100.0% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

We have made special U.S. tax elections in respect of some of our vessel-owning or vessel-operating subsidiaries that are potentially engaged in activities which could give rise to U.S. Source International Transportation Income. Our Norwegian, Canadian and Spanish subsidiaries that occasionally transport cargoes to and from the United States are eligible to claim exemption from United States tax under the United States-Norway or United States-Canada Income Tax Treaties. Other subsidiaries that are engaged in activities which could give rise to U.S. Source International Transportation Income rely on our ability to claim exemption under Section 883 of the Code (the Section 883 Exemption).

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch taxes or 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Transportation Income. As discussed below, we believe the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption) and it meets one of three ownership tests (or the Ownership Test) described in the Final Section 883 Regulations.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Ownership Test described in the Section 883 Regulations. We believe that we should satisfy the Ownership Test because our stock is primarily and regularly traded on an established securities market in the United States within the meaning of the Section 883 of the Code and the Treasury Regulations thereunder. We can give no assurance that any changes in the ownership of our stock subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.

The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2006 and 2005, approximately 8.7% and 13.1%, respectively, of our gross shipping revenues were U.S. Source International Transportation Income and the average U.S. federal income tax on such U.S. Source International Transportation Income would have been approximately $7.0 million and $10.3 million, respectively, for 2006 and 2005.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed placed of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.

U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that we any of our income has or will be U.S. Source Domestic Transportation Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%). In addition, if we earn income that is treated as Effectively Connected Income, a 30.0% branch profits tax imposed under Section 884 of the Code generally would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30.0% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

Marshall Islands, Bahamian and Bermudian Taxation

We believe that neither we nor our subsidiaries will be subject to taxation under the laws of the Marshall Islands, the Bahamas or Bermuda, or that distributions by our subsidiaries to us will be subject to any taxes under the laws of such countries.

Norwegian Taxation

The following discussion is based upon the current tax laws of the Kingdom of Norway and regulations, the Norwegian tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this Annual Report and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Norwegian income tax considerations applicable to us.

Our Norwegian subsidiaries are subject to taxation in Norway on their income regardless of where the income is derived. The generally applicable Norwegian income tax rate is 28.0%.

Taxation of Norwegian Subsidiaries Engaged in Business Activities. All of our Norwegian subsidiaries are subject to normal Norwegian taxation. Generally, a Norwegian resident company is taxed on its income realized for tax purposes. The starting point for calculating taxable income is the company’s income as shown on its annual accounts, calculated under generally accepted accounting principles and as adjusted for tax purposes. Gross income will include capital gains, interest, dividends from certain corporations and foreign exchange gains.

The Norwegian companies also are taxed on any gains resulting from the sale of depreciable assets. The gain on these assets is taken into income for Norwegian tax purposes at a rate of 20.0% per year on a declining balance basis.

Norway does not allow consolidation of the income of companies in a corporate group for Norwegian tax purposes. However, a group of companies that is ultimately owned more than 90.0% by a single company can transfer its Norwegian taxable income to another Norwegian resident company in the group by making a transfer to the other company (this is referred to as making a “group contribution”). The ultimate parent in the corporate group can be a foreign company.

Group contributions are deductible for the contributing company for tax purposes and are included in the taxable income of the receiving company in the income year in which the contribution is made. Group contributions are subject to the same rules as dividend distributions under the Norwegian Companies Act. In other words, group contributions are restricted to the amount that is available to distribute as dividends for corporate law purposes.

Taxation of Dividends. Generally, dividends received by a Norwegian resident company are exempt from Norwegian taxation. The exemption does not apply to dividends from companies resident outside the European Economic Area if (a) the country of residence is a low-tax country or (b) the ownership of shares in the distributing company is considered to be a “portfolio investment” (i.e. less than 10.0% share ownership or less than two years continuous ownership period). Dividends not exempt from Norwegian taxation are subject to the general 28.0% income tax rate when received by the Norwegian resident company. We believe that dividends received by our Norwegian subsidiaries will not be subject to Norwegian tax.

Correction Income Tax. Our Norwegian subsidiaries may be subject to a tax, called correction income tax, on their dividend distributions. Norwegian correction tax is levied if a dividend distribution leads to the company’s balance sheet equity at year end being lower than the company’s paid-in share capital (including share premium), plus a calculated amount equal to 72.0% of the net positive temporary timing differences between the company’s book values and tax values.

As a result, correction tax is effectively levied if dividend distributions result in the company’s financial statement equity for accounting purposes being reduced below its equity calculated for tax purposes (i.e. when dividends are paid out of accounting earnings that have not been subject to taxation in Norway). In addition to dividend distributions, correction tax may also be levied on the partial liquidation of the share capital of the company or if the company makes group contributions that are in excess of taxable income for the year.

Taxation of Interest Paid by Norwegian Entities. Norway does not levy any tax or withholding tax on interest paid by a Norwegian resident company to a company that is not resident in Norway (provided that the interest rate and the debt/equity ratio are based on arms-length principles). Therefore, any interest paid by our Norwegian subsidiaries to companies that are not resident in Norway will not be subject to Norwegian withholding tax.

Taxation on Distributions by Norwegian Entities. Norway levies a 25.0% withholding tax on non-residents of Norway that receive dividends from a Norwegian resident company. However, if the recipient of the dividend is resident in a country that has an income tax treaty with Norway or that is a member of the European Economic Area, the Norwegian withholding tax may be reduced or eliminated. We believe that distributions by our Norwegian subsidiaries will be subject to a reduced amount of Norwegian withholding tax or not be subject to Norwegian withholding tax.

We don’t expect that payment of Norwegian income taxes will have a material effect on our results.

Spanish Taxation

Spain imposes income taxes on income generated by our majority owned Spanish subsidiary’s shipping related activities at a rate of 35%. Two alternative Spanish tax regimes provide incentives for Spanish companies engaged in shipping activities, the Canary Islands Special Ship Registry (or CISSR) and the Spanish Tonnage Tax Regime (or TTR). As at December 31, 2006, all but two of our vessels operated by our operating Spanish subsidiaries were subject to the TTR.

Under the TTR, the applicable income tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company’s disposal, excluding time required for repairs. The tax base ranges from 0.20 Euros per day per 100 tonnes to 0.90 Euros per day per 100 tonnes, against which the generally applicable tax rate of 35% applies. If the shipping company also engages in activities other than those subject to the TTR regime, income from those other activities is subject to tax at the generally applicable rate of 35%. If a vessel is acquired and disposed of by a company while it is subject to the TTR regime, any gain on the disposition of the vessel generally is not subject to Spanish taxation. If the company acquired the vessel prior to becoming subject to the TTR regime or if the company acquires a used vessel after becoming subject to the TTR regime, the difference between the fair market value of the vessel at the time it enters into the TTR and the tax value of the vessel at that time is added to the taxable income in Spain when the vessel is disposed of and generally remains subject to Spanish taxation at the rate of 35%.

Our two Spanish subsidiary’s vessels which are registered in the CISSR are allowed a credit, equal to 90% of the tax payable on income from the commercial operation of the Canary Islands registered ships, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3.5% on income from the operation of these vessels. Vessel sales are subject to the full 35% Spanish tax rate. A 20% reinvestment credit it available if the entire gross proceeds from the vessel sale are reinvested in a qualifying asset and if the asset disposed of has been held for a minimum period of one year.

We don’t expect Spanish income taxes will have a material effect on our results.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Teekay is a leading provider of international crude oil and petroleum product transportation services. Since 2004, we have also transported liquefied natural gas (or LNG). Through our acquisition of Petrojarl ASA (or Petrojarl) during 2006, we have expanded into the offshore oil production and processing sector. As at December 31, 2006, our fleet (excluding vessels managed for third parties) consisted of 158 vessels (including 47 vessels time-chartered-in and 26 newbuildings on order). Our conventional oil tankers provide a total cargo-carrying capacity of approximately 14.9 million deadweight tonnes (or mdwt), our LNG carriers (including newbuildings) have total cargo-carrying capacity of approximately 2.0 million cubic meters, and our floating production, storage and offloading (or FPSO) units have total production capacity of approximately 0.3 million barrels per day.

Our revenues are derived from:

•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate;
•
Time charters and bareboat charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component, based on inflation, interest rates or current market rates;

•	Contracts of affreightment, where we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time; and
•	FPSO service contracts, where we produce, process, store and offload cargo for a customer for a fixed rate per barrel or a fixed daily rate or a combination thereof.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter(1)	Time Charter	Bareboat Charter	Contract of Affreightment	FPSO Service Contracts
Typical contract length	Single voyage	One year or more	One year or more	One year or more	More than one year
Hire rate basis(2)	Varies	Daily	Daily	Typically daily	Varies
Voyage expenses(3)	We pay	Customer pays	Customer pays	We pay	Customer pays
Vessel operating expenses(3)	We pay	We pay	Customer pays	We pay	We pay
Off-hire(4)	Customer does not pay	Varies	Customer typically pays	Customer typically does not pay	Varies
___________________

(1)	Under a consecutive voyage charter, the customer pays for idle time.
(2)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.
(3)	Defined below under “Important Financial and Operational Terms and Concepts.”
(4)	“Off-hire” refers to the time a vessel is not available for service.

Segments

Our fleet is divided into four main segments, the offshore segment, the fixed-rate tanker segment, the liquefied gas segment and the spot tanker segment.

Offshore Segment

Our offshore segment includes our shuttle tanker operations, FPSO units, and floating storage and offtake (or FSO) units. We use these vessels to provide transportation, processing and storage services to oil companies operating offshore oil field installations, primarily in the North Sea. These services are typically provided under long-term fixed-rate time charter contracts, contracts of affreightment or FPSO service contracts. Historically, the utilization of shuttle tankers and FPSO units in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

In February 2006, we were awarded 13-year fixed-rate contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to Fronape International Company, a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A. (or Petrobras). In connection with these contracts, we have exercised the purchase option on a 2000-built Aframax tanker that previously traded as part of our spot tanker segment and have acquired a 2006-built Suezmax tanker, both of which will be converted to shuttle tankers during the first half of 2007. Please read Item 18 - Financial Statements: Note 17 - Commitments and Contingencies. The third vessel commenced operation under these contracts in July 2006.

In September 2006, we were awarded a two-year contract by Petrobras, to supply an FPSO for the Siri project in Brazil. Petrobras has options to extend the contract up to an additional year, commencing in 2008. Please read Item 18 - Financial Statements: Note 17 - Commitments and Contingencies.

In January 2007, we ordered two Aframax shuttle tanker newbuildings which are scheduled to deliver during the third quarter of 2010, for a total cost of approximately $240 million. We anticipate that these vessels will service either new long-term, fixed-rate contracts we may be awarded prior to delivery or our contracts of affreightment in the North Sea.

Fixed-Rate Tanker Segment

Our fixed-rate tanker segment includes conventional crude oil and product tankers on long-term, fixed-rate time charters. As at December 31, 2006, we had on order for our fixed-rate tanker segment two Aframax newbuilding conventional crude oil tankers scheduled to be delivered in January and April 2008, respectively. Upon their deliveries, the vessels will commence 10-year time charters to a 50%-owned joint venture that provides lightering services primarily in the Gulf of Mexico.

Liquefied Gas Segment

Our liquefied gas segment consists of LNG and LPG carriers subject to long-term, fixed-rate time charter contracts. Our acquisition of Teekay Shipping Spain, S.L. (or Teekay Spain) on April 30, 2004 established our entry into the LNG shipping sector. Our liquefied gas segment includes seven LNG carriers and one LPG carrier.

In addition, as of March 31, 2007, we had six newbuilding LNG carriers on order. Two of these carriers, in which we have a 70% interest, will commence service under 20-year, fixed-rate time charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc, upon vessel deliveries, which are scheduled for late 2008 and early 2009. The remaining 30% interest in the project is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk. We will have operational responsibility for the vessels in this project. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire our ownership interest in these two vessels and related charter contracts upon delivery of the first LNG carrier.

The remaining four LNG newbuilding carriers, in which we have a 40% interest, will commence service under 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation, upon vessel deliveries, which are scheduled for the first half of 2008. The remaining 60% interest in the project is held by Qatar Gas Transport Company Ltd. We will have operational responsibility for the vessels in this project. Under the charters, Qatar Gas Transport Company Ltd. may assume operational responsibility beginning 10 years following delivery of the vessels. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire our ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier.

In December 2006, our subsidiary, Teekay LNG, has agreed to acquire three LPG newbuilding carriers from I.M. Skaugen ASA (or Skaugen) for approximately $29.2 million per vessel. Skaugen engages in the marine transportation of petrochemical gases and LPG and the lightering of crude oil. The vessels are currently under construction and are scheduled to deliver between early 2008 and mid-2009. Upon delivery, Teekay LNG will acquire these vessels and they will be chartered to Skaugen, for a period of 15 years.

Spot Tanker Segment

Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. Substantially all of our conventional Aframax, large product, medium product and small product tankers are among the vessels included in the spot tanker segment. Our spot market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. As at December 31, 2006, we had three large product tankers scheduled to be delivered between January and May 2007 and ten Suezmax tankers scheduled to be delivered between June 2008 and August 2009.

Pending Acquisition

On April 17, 2007, Teekay, A/S Dampskibsselskabet TORM (or TORM), and OMI Corporation (or OMI) announced that Teekay and TORM had entered into a definitive agreement to acquire the outstanding shares of OMI. Please read Item 18 - Financial Statements: Note 22(c) - Subsequent Events.

Acquisition of Petrojarl ASA

During 2006, we acquired 64.5% of the outstanding shares of Petrojarl ASA, which is listed on the Oslo Stock Exchange. Petrojarl is a leading independent operator of FPSO units. On December 1, 2006, we renamed Petrojarl Teekay Petrojarl ASA. We financed the $536.8 million cash purchase price through a combination of bank financing and cash balances. Please read Item 4 - Information on the Company: Business Acquisitions and Divestitures - Acquisition of Petrojarl ASA. and Item 18 - Financial Statements: Note 3 - Acquisition of Petrojarl ASA.

Anticipated Public Offering by Teekay Tankers

On April 17, 2007, we announced our intention to create a new publicly-listed entity for our conventional tanker business (or Teekay Tankers). It is anticipated that Teekay Tankers will initially own a portion of our conventional tanker fleet. Furthermore, it is expected that Teekay Tanker’s primary objective will be to grow through the acquisition of conventional tanker assets from third parties and from us, which may include the vessels to be acquired by us from our planned acquisition of 50 percent of OMI Corporation.

We believe that creating Teekay Tankers, as a separate public company, will facilitate the growth of our conventional tanker business and further enhance our innovative corporate structure, which supports our strategy of creating value as an asset manager in the Marine Midstream space.

We expect to file with the U.S. Securities and Exchange Commission a registration statement for the initial public offering of Teekay Tankers during the second half of 2007. The securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

Public Offering by Teekay Offshore Partners L.P.

On December 19, 2006, our subsidiary, Teekay Offshore Partners L.P. (or Teekay Offshore) sold, as part of its initial public offering 8.1 million of its common units, which represents limited partner interests, at $21.00 per unit for proceeds of $155.3 million, net of $13.8 million of commissions and other expenses associated with the offering.

Teekay Offshore owns 26% of Teekay Offshore Operating L.P. (or OPCO), including its 2% general partner interest. OPCO owns and operates a fleet of 36 shuttle tankers (including 12 chartered-in vessels), four FSO vessels, and nine conventional Aframax tankers. We directly own 74% of OPCO and 59.75% of Teekay Offshore, including its 2% general partner interest. As a result, we effectively own 89.5% of OPCO. Please read Item 18 - Financial Statements: Note 4 - Public Offering of Teekay Offshore Partners L.P.

Public Offerings by Teekay LNG Partners L.P.

On May 10, 2005, Teekay LNG sold as part of an initial public offering, 6.9 million of its common units at $22.00 per unit for proceeds of $135.7 million, net of $16.1 million of commissions and other expenses associated with the offering.

In November 2005, Teekay LNG completed a follow-on public offering of 4.6 million common units at a price of $27.40 per unit. Proceeds from the follow-on offering were $120.0 million, net of $6.0 million of commissions and other expenses associated with the offering. We own a 67.8% interest in Teekay LNG, including its 2% general partner interest. Please read Item 18 - Financial Statements: Note 5 - Public Offerings of Teekay LNG Partners L.P.

Acquisition of Teekay Shipping Spain, S.L.

On April 30, 2004, we acquired 100% of the issued and outstanding shares of Teekay Spain for $298.2 million in cash and the assumption of existing debt and then remaining newbuilding commitments. Please read Item 4 - Information on the Company: Business Acquisitions and Divestitures - Acquisition of Teekay Shipping Spain S.L., formerly Naviera F. Tapias S.A. and Item 18 - Financial Statements: Note 6 - Acquisition of Teekay Shipping Spain S.L.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from voyage charters, time charters, contracts of affreightment and FPSO service contracts. Revenues are affected by hire rates and the number of calendar-ship-days a vessel operates and the daily production volume on FPSO units. Revenues are also affected by the mix of business between time charters, voyage charters and contracts of affreightment. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Forward Freight Agreements. We are exposed to freight rate risk for vessels in our spot tanker segment from changes in spot market rates for vessels. In certain cases, we use forward freight agreements (or FFAs) to manage this risk. FFAs involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of our exposure to the spot charter market. These agreements are recorded as assets or liabilities and measured at fair value. Changes in the fair value of the FFAs are recognized in other comprehensive income (loss) until the hedged item is recognized as revenue in income. The ineffective portion of a change in fair value is immediately recognized into income through revenues.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and FPSO service contracts and by us under voyage charters and contracts of affreightment. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

Net Revenues. Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters and contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or GAAP).

Vessel Operating Expenses. Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze our income from vessel operations for each segment, which represents the income we receive from the segment after deducting operating expenses, but prior to the deduction of interest expense, income taxes, foreign currency and other income and losses.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and annual class survey costs for our FPSO units. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•
charges related to the amortization of the fair value of the time charters, contracts of affreightment, customer relationships and intellectual property where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period which the asset is expected to contribute to our future cash flows.

Time Charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net revenues level in terms of “time charter equivalent” (or TCE) rates, which represent net revenues divided by revenue days.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net revenues between periods.

Calendar-ship-days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar-ship-days primarily in explaining changes in vessel operating expenses, time charter hire expense and depreciation and amortization.

Restricted Cash Deposits. Under the terms of the tax leases for four of our LNG carriers, we are required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. During vessel construction however, the amount of restricted cash approximates the accumulated vessel construction costs. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and loans from our joint venture partners. Please read Item 18 - Financial Statements: Note 11 - Capital Leases and Restricted Cash.

Tanker Market Overview

During 2006, crude tanker freight rates remained close to the high levels experienced in 2005. High levels of global oil production coupled with increasingly longer-haul trade patterns and moderate growth in fleet supply compared to previous years underpinned the strength in tanker earnings. In the product tanker market, rates for large tankers declined as a result of heavier than usual petrochemical plant maintenance schedules and growth in fleet supply. However, rates for medium and intermediate sized product tankers remained at historically high levels as import volumes into key consuming regions rose with imports generally being sourced from longer haul sources.

World gross domestic product growth averaged 5.3% during 2006, which was the highest since the 1970s led by growth in emerging economies (Brazil, Russia, India and China), Africa, the Middle East and the United States. However, high energy prices resulted in global oil consumption growing at the slowest pace since 2002. Overall high volumes of global oil production, oil stock building and an overall increase in transportation distances offset the moderate growth in world fleet supply, keeping the world tanker fleet fully utilized and spot freight rates at high levels.

Global oil demand for 2006 averaged 84.5 million barrels per day (or mb/d), which was 0.8 mb/d (or 1.0%) higher than 2005. Oil demand in OECD countries contracted as a result of high energy prices, while China accounted for almost half of the 1.2 mb/d growth in oil consumption among non-OECD countries. Overall, global oil supply rose by 0.8 mb/d (or 1.0%) over 2005, averaging 85.3 mb/d. The growth in global oil production was led by a 0.6 mb/d increase in non-OPEC, primarily from the Former Soviet Union and Angola. The size of the world tanker fleet rose to 342.8 mdwt as of December 31, 2006, up 18.6 mdwt (or 5.7%) from the end of 2005. Tanker supply growth was not as high as previous years as a result of lower deliveries with some shipyards bringing forward container ship deliveries. The world tanker orderbook rose to 135 mdwt as at December 31, 2006; the highest levels since the 1970’s, as newbuilding orders surged to almost three times 2005 levels.

The overall tanker market fundamentals for 2007 remain positive led by continued strength in the global economy.

As of March 2007, the International Energy Agency estimated global oil demand growth of 1.5 mb/d (or 1.8%) for 2007 compared to 2006, led by increased demand in China and North America. A large drawdown in stocks in the Atlantic basin (OECD North America and Europe) in early 2007 may lead to higher import volumes during the summer months which, which coupled with a forecasted increase in demand for OPEC oil in the latter half of the year, would support demand for tankers during 2007. Non-OPEC production is expected to grow by close to 1.0 mb/d during the 2007, with most of the growth coming from the Former Soviet Union, Africa and Latin America, which would continue to support demand for medium-size oil tankers. Sales of tankers for offshore and other conversion projects increased significantly early in 2007. When combined with the mandatory scrapping of single-hulled tankers for 2007, we expect this will have the effect of dampening overall tanker supply growth.

The trend of longer-haul trade patterns has continued as consumers in Asia diversify their sources of crude imports and refinery capacity in the Atlantic basin remains tight.

Overall for 2007, tanker supply and demand growth fundamentals appear to be finely balanced.

Results of Operations

In accordance with GAAP, we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. Please read Item 18 - Financial Statements: Note 2 - Segment Reporting.

The following tables compare our operating results by reportable segment for 2006, 2005 and 2004, and compare our net revenues (which is a non-GAAP financial measure) by reportable segment for 2006, 2005 and 2004 to revenues, the most directly comparable GAAP financial measure:

	2006
		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
	($000's)	($000's)	($000's)	($000's)	($000's)

Revenues	667,847	181,605	104,489	1,059,365	2,013,306
Voyage expenses	89,642	1,999	975	429,501	522,117
Net revenues	578,205	179,606	103,514	629,864	1,491,189
Vessel operating expenses	134,866	44,083	18,912	59,489	257,350
Time charter hire expense	170,662	16,869	-	214,991	402,522
Depreciation and amortization	105,861	32,741	33,160	52,203	223,965
General and administrative (1)	58,048	16,000	15,685	88,182	177,915
Writedown / (gain) on sale of vessels and equipment	698	-	-	(2,039)	(1,341)
Restructuring charge	-	-	-	8,929	8,929
Income from vessel operations	108,070	69,913	35,757	208,109	421,849

	2005
		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
	($000's)	($000's)	($000's)	($000's)	($000's)

Revenues	559,094	170,256	102,423	1,122,845	1,954,618
Voyage expenses	69,137	2,919	70	347,043	419,169
Net revenues	489,957	167,337	102,353	775,802	1,535,449
Vessel operating expenses	87,059	39,731	17,434	62,525	206,749
Time charter hire expense	168,178	26,082	-	273,730	467,990
Depreciation and amortization	89,177	29,702	31,545	55,105	205,529
General and administrative (1)	43,779	12,720	13,743	89,465	159,707
Writedown / (gain) on sale of vessels and equipment	2,820	-	-	(142,004)	(139,184)
Restructuring charge	955	-	-	1,927	2,882
Income from vessel operations	97,989	59,102	39,631	435,054	631,776

	2004
		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
	($000's)	($000's)	($000's)	($000's)	($000's)

Revenues	595,148	124,929	48,370	1,450,791	2,219,238
Voyage expenses	71,755	5,303	221	355,116	432,395
Net revenues	523,393	119,626	48,149	1,095,675	1,786,843
Vessel operating expenses	82,908	32,593	9,594	93,394	218,489
Time charter hire expense	176,005	18,053	-	263,122	457,180
Depreciation and amortization	100,439	27,478	14,011	95,570	237,498
General and administrative (1)	44,948	10,835	4,588	70,371	130,742
Writedown / (gain) on sale of vessels and equipment	(3,725)	(3,428)	-	(72,101)	(79,254)
Restructuring charge	-	-	-	1,002	1,002
Income from vessel operations	122,818	34,095	19,956	644,317	821,186

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Year Ended December 31, 2006 versus Year Ended December 31, 2005

We acquired our 64.5% interest in Petrojarl on October 1, 2006. Consequently, our 2006 financial results reflect Petrojarl’s results of operations from that date.

Offshore Segment

The following table provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our offshore segment:

	2006 (Calendar Days)	2005 (Calendar Days)	Percentage Change (%)

Owned Vessels	9,510	9,580	(0.7)
Chartered-in Vessels	4,983	4,963	0.4
Total	14,493	14,543	(0.3)

The average fleet size of our offshore segment (including vessels chartered-in) was primarily unchanged during 2006 compared to 2005. This was primarily the result of:

•	the acquisition of Petrojarl, which operates four FPSO units and one shuttle tanker; and

•
the consolidation of five 50%-owned joint ventures, each of which owns one shuttle tanker, effective December 1, 2006 upon amendments of the operating agreements, which granted us control of these joint ventures (the Consolidation of Joint Ventures);

offset by

•	the sale of one 1981-built shuttle tanker in July 2006 (the 2006 Shuttle Tanker Disposition); and

•	the sale of two older shuttle tankers in March 2005 and October 2005 (the 2005 Shuttle Tanker Dispositions).

In addition, during March 2005, we sold and leased back an older shuttle tanker. This had the effect of increasing the average number of chartered-in vessels and decreasing the average number of owned vessels during 2006 compared to 2005.

Net Revenues. Net revenues increased 18.0% to $578.2 million for 2006, from $490.0 million for 2005, primarily due to:

•	an increase of $80.7 million relating to the Petrojarl acquisition;

•	an increase of $5.4 million from the 2006 transfer of certain of our shuttle tankers servicing contracts of affreightment to short-term time-charter contracts, which had higher average rates;

•	an increase of $4.9 million from time-charter contract renewals during 2006 at higher daily rates; and

•	an increase of $3.8 million due to the Consolidation of Joint Ventures;

partially offset by

•	a decrease of $8.1 million relating to the 2006 and 2005 Shuttle Tanker Dispositions; and

•	a decrease of $4.5 million due to an extended drydocking of the Nordic Trym during the second half of 2006.

As part of the acquisition of Petrojarl, we assumed certain FPSO service contracts which have terms that are less favourable than terms that could be realized in a current market transaction. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts, on a weighted basis, based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in 2006 revenue was $22.4 million. Please read Item 18 - Financial Statements: Note 7 - Goodwill, Intangible Assets and In-Process Revenue Contracts.

Vessel Operating Expenses. Vessel operating expenses increased 54.9% to $134.9 million for 2006, from $87.1 million for 2005, primarily due to:

•	an increase of $38.1 million relating to the Petrojarl acquisition;

•
an increase of $5.8 million in increased salaries for crew and officers primarily due to a change in crew composition on one vessel upon the commencement of a new short-term time charter contract in 2005 and general wage escalations;

•	an increase of $2.0 million resulting from the depreciation of the U.S. Dollar from corresponding 2005 levels relative to other currencies in which we pay certain vessel operating expenses;

•	a total increase of $1.5 million relating to repairs and maintenance for certain vessels during 2006 and an increase in the cost of lubricants as a result of higher crude costs; and

•	an increase of $1.2 million relating to the Consolidation of Joint Ventures;

partially offset by

•	a decrease of $2.8 million from the 2005 Shuttle Tanker Dispositions.

Time-Charter Hire Expense. Time-charter hire expense increased slightly to $170.7 million for 2006, from $168.2 million for 2005, primarily due to:

•	a 0.6% increase in the number of vessels chartered-in; and

•	a slight increase in the average per day time-charter hire expense to $34,247 for 2006, from $33,886 for 2005.

Depreciation and Amortization. Depreciation and amortization expense increased 18.7% to $105.9 million for 2006, from $89.2 million for 2005, primarily due to:

•	an increase of $22.4 from the Petrojarl acquisition; and

•	an increase of $1.2 million from the Consolidation of Joint Ventures;

partially offset by

•	a decrease of $3.6 million relating to the 2006 and 2005 Shuttle Tanker Dispositions and the sale and leaseback of one shuttle tanker in March 2005; and

•
a decrease of $2.8 million relating to a reduction in amortization from the expiration during 2005 of two contracts of affreightment and from the contracts of affreightment acquired as part of our purchase of Navion AS in 2003, which are being amortized over their respective lives, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.

Depreciation and amortization expense included amortization of drydocking costs of $5.4 million for 2006, compared to $6.3 million for 2005, and includes amortization of intangible assets of $12.9 million for 2006, compared to $14.9 million for 2005.

Vessel and Equipment Writedowns and Gain on Sale of Vessels. Vessel and equipment writedowns and gain on sale of vessels for 2006 was a net loss of $0.7 million, which was primarily comprised of:

•
a $5.5 million writedown on a volatile organic compound (or VOC) plant on one of our shuttle tankers which was redeployed from the North Sea to Brazil; this VOC plant will be removed and re-installed on another shuttle tanker in our fleet; and

•
a $2.2 million writedown of the carrying value of certain offshore equipment that was employed under a short-term contract servicing a marginal oil field that was prematurely shut down due to lower than expected oil production; this writedown occurred due to a reassessment of the estimated net realizable value of the equipment and follows a $12.2 million writedown in 2005 arising from early termination of the contract for the equipment;

partially offset by

•	a $6.4 million gain from the 2006 Shuttle Tanker Disposition; and

•	a $0.5 million gain from amortization of a deferred gain on the sale and leaseback of an older shuttle tanker in March 2005.

Vessel and equipment writedowns and gain on sale of vessels for 2005 was a net loss of $2.8 million, which was comprised of:

•	a $12.2 million writedown of the carrying value of certain offshore equipment as described above;

partially offset by

•	a $9.1 million gain from the 2005 Shuttle Tanker Dispositions; and

•	a $0.3 million gain from amortization of a deferred gain on the sale and leaseback of an older shuttle tanker in March 2005.

Restructuring Charges. Restructuring charges of $1.0 million in 2005 relate to the closure of our Sandefjord, Norway office. We incurred no restructuring charges in 2006 in our offshore segment.

Fixed-Rate Tanker Segment

The following table provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:
	2006 (Calendar Days)	2005 (Calendar Days)	Percentage Change (%)

Owned Vessels	5,475	4,973	10.1
Chartered-in Vessels	728	1,194	(39.0)
Total	6,203	6,167	0.6

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased slightly in 2006 compared to 2005. This increase was primarily the result of:

•	the delivery of a Suezmax tanker newbuilding in July 2005 (the Suezmax Delivery);

•
the inclusion of an Aframax tanker, which previously operated in our spot tanker segment and, commenced service under a long-term time charter during the fourth quarter of 2005 (the Aframax Transfer); and

•	the inclusion of a chartered-in VLCC, previously operating in our spot tanker segment, that commenced service under a long-term time charter in April 2005 (the VLCC Transfer);

partially offset by

•	a reduction in our chartered-in fleet resulting from the expiry of our methanol carrier charter agreements.

Net Revenues. Net revenues increased 7.3% to $179.6 million for 2006, from $167.3 million for 2005, primarily due to:

•	an increase of $8.9 million relating to the Suezmax Delivery;

•	an increase of $6.7 million relating to the Aframax Transfer;

•	an increase of $4.9 million relating to the VLCC Transfer; and

•
an increase of $4.0 million due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time charter contracts for five Suezmax tankers. (However, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense. Therefore, these interest rate adjustments, which will continue, did not affect our cash flow or net income);

partially offset by

•	a decrease of $11.9 million relating to the completion of a contract of affreightment primarily serviced by the chartered-in methanol carriers.

Vessel Operating Expenses. Vessel operating expenses increased 11.0% to $44.1 million for 2006, from $39.7 million for 2005, primarily due to:

•	an increase of $1.8 million relating to the Aframax Transfer;

•	an increase of $1.5 million relating to the Suezmax Delivery; and

•	an increase of $1.0 million due to increased repairs and maintenance activities.

Time-Charter Hire Expense. Time-charter hire expense decreased 35.3% to $16.9 million for 2006, compared to $26.1 million for 2005, primarily due to:
•	a decrease of $11.6 million relating to the expiry of our chartered-in methanol carrier contracts;

partially offset by

•	an increase of $2.3 million related to the VLCC transfer.

Depreciation and Amortization. Depreciation and amortization expense increased 10.2% to $32.7 million for 2006, from $29.7 million for 2005, primarily due:

•	an increase of $1.5 million relating to the delivery of the Suezmax tanker newbuilding in July 2005; and

•	an increase of $1.3 million from the Aframax transfer.

Depreciation and amortization expense included amortization of drydocking costs of $2.4 million for 2006, compared to $2.0 million for 2005, and included amortization of contracts of $0.3 million for 2006, compared to $0.4 million for 2005.

Liquefied Gas Segment

The following table provides a summary of the changes in calendar-ship-days for our liquefied gas segment:
	2006 (Calendar Days)	2005 (Calendar Days)	Percentage Change (%)

Owned Vessels	1,887	1,825	3.4

We operated four LNG carriers and one LPG carrier during 2005. We took delivery of a fifth LNG carrier, the Al Marrouna, in October 2006. As a result, our total calendar-ship-days increased by 3.4%.

Net Revenues. Net revenues increased slightly to $103.5 million for 2006, from $102.4 million for 2005, primarily due to:

•	an increase of $2.4 million relating to the delivery of the Al Marrouna on October 31, 2006; and

•	a relative increase of $0.8 million in 2006 from 15.2 days of off-hire for one of our LNG carriers during February 2005,

partially offset by

•
a relative decrease of $2.4 million due to the Catalunya Spirit being off-hire for 35.5 days during 2006 resulting from a scheduled drydock and cargo tank damages discovered while in drydock. The vessel resumed normal operations in early July 2006.

We have reviewed the operating history of our other LNG carriers and we believe that the conditions that caused the damage to the cargo tanks on the Catalunya Spirit did not occur on our other LNG carriers.

Vessel Operating Expenses. Vessel operating expenses increased 8.5% to $18.9 million for 2006, from $17.4 million for 2005, primarily due to:

•	an increase of $1.2 million relating to higher insurance, service and other operating costs in 2006;

•	an increase of $0.5 million from the cost of the repairs completed on the Catalunya Spirit during the second quarter of 2006 in excess of estimated insurance recoveries; and

•	an increase of $0.5 million relating to the delivery of the Al Marrouna;

partially offset by

•	a decrease of $0.8 million primarily relating to repair and maintenance work completed on one of our LNG carriers during February 2005.

Depreciation and Amortization. Depreciation and amortization increased 5.1% to $33.2 million in 2006, from $31.5 million in 2005, primarily due to:

•	an increase of $1.0 million relating to the amortization of drydock expenditures incurred during 2005 and 2006; and

•	an increase of $0.7 million relating to the delivery of the Al Marrouna on October 31, 2006.

Depreciation and amortization expense included $8.9 million in both 2006 and 2005 of amortization of time-charter contracts acquired as part of the Teekay Spain acquisition.

Spot Tanker Segment

TCE rates for the vessels in our spot tanker segment primarily depend on oil production and consumption levels, the number of vessels scrapped in the worldwide tanker fleet, the number of newbuildings delivered and charterers' preference for modern tankers. As a result of our significant dependence on the spot tanker market, any fluctuations in TCE rates will affect our revenues and earnings. Our average TCE rate for the vessels in our spot tanker segment decreased 14.1% to $30,600 for 2006, from $32,357 for 2005.

The following table outlines the TCE rates earned by the vessels in our spot tanker segment for 2006, 2005 and 2004 and include the effect of FFAs, which we enter into at times as hedges against a portion of our exposure to spot market rates.
	2006			2005			2004
Vessel Type	Net Revenues ($000’s)	Revenue Days	TCE per Revenue Day ($)	Net Revenues ($000’s)	Revenue Days	TCE per Revenue Day ($)	Net Revenues ($000’s)	Revenue Days	TCE per Revenue Day ($)

VLCC	(85)	-	-	8,347	90	92,744	67,129	876	76,631
Suezmax (1)	56,981	1,639	34,766	68,395	1,862	36,732	122,412	2,374	51,564
Aframax (2)	417,660	11,675	35,774	536,390	14,587	36,769	802,914	20,377	39,403
Oil/Bulk/Ore	-	-	-	-	-	-	3,269	150	21,793
Large Product (3)	96,779	3,488	27,747	103,802	3,480	29,828	50,221	1,962	25,597
Small Product	58,529	3,782	15,476	58,868	3,957	14,877	49,175	3,515	13,990
Totals	629,864	20,584	30,600	775,802	23,976	32,357	1,095,120	29,254	37,435

(1)	Results for 2005 and 2004 for our Suezmax tankers include realized losses from FFAs of $3.0 million (or $1,630 per revenue day) and $11.3 million (or $4,757 per revenue day), respectively.

(2)
Results for 2006, 2005 and 2004 for our Aframax tankers include realized losses from FFAs of $2.6 million (or $220 per revenue day), $1.2 million (or $84 per revenue day), and $10.5 million (or $513 per revenue day), respectively.

(3)	Results for 2005 for our large product tankers include realized gains from FFAs of $0.4 million (or $113 per revenue day). We did not enter into FFAs for the product tanker fleet prior to 2005.

The following table provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:
	2006 (Calendar Days)	2005 (Calendar Days)	Percentage Change (%)

Owned Vessels	9,541	10,733	(11.1)
Chartered-in Vessels	11,190	13,552	(17.4)
Total	20,731	24,285	(14.6)

The average fleet size of our spot tanker fleet decreased 14.6% from 24,285 calendar days in 2005 to 20,731 calendar days in 2006, primarily due to:

•	the sale of 13 older Aframax tankers and one older Suezmax tanker in 2005 (collectively, the Spot Tanker Dispositions);

•	the net decrease of the number of chartered-in vessels, primarily Aframax tankers; and

•	the Aframax Transfer and the VLCC Transfer;

partially offset by

•	the delivery of one large product tanker in both 2006 and 2005, as well as two Aframax tankers in 2005 (collectively, the Spot Tanker Deliveries).

Net Revenues. Net revenues decreased 18.8% to $629.9 million for 2006, from $775.8 million for 2005, primarily due to:

•	a decrease of $97.1 million from the reduction in the number of chartered-in vessels and the reduction in our average TCE rates;

•	a decrease of $54.1 million relating to the Spot Tanker Dispositions; and

•	a decrease of $17.8 million relating to the VLCC and Aframax Transfers;

partially offset by

•	an increase of $23.1 million relating to the Spot Tanker Deliveries.

Vessel Operating Expenses. Vessel operating expenses decreased 4.9% to $59.5 million for 2006, from $62.5 million for 2005, primarily due to:

•	a decrease of $8.4 million relating to the Spot Tanker Dispositions; and

•	a decrease of $1.7 million relating to the Aframax Transfer;

partially offset by

•	an increase of $4.5 million relating to the Spot Tanker Deliveries; and

•	an increase of $2.6 million due to increased repairs and maintenance activities.

Time-Charter Hire Expense. Time-charter hire expense decreased 21.5% to $215.0 million for 2006, from $273.7 million for 2005, primarily due to:

•
a decrease of $56.5 million relating to the net decrease of the number of chartered-in vessels and a decrease of 4.9% in our average per day time-charter hire expense to $19,213 per day for 2006, from $20,198 per day for 2005; and

•	a decrease of $2.2 million relating to the VLCC Transfer.

Depreciation and Amortization. Depreciation and amortization expense decreased 5.3% to $52.2 million for 2006, from $55.1 million for 2005, primarily due to:

•	a decrease of $5.2 million relating to the Spot Tanker Dispositions; and

•	a decrease of $1.1 million relating to the Aframax Transfer;

partially offset by

•	an increase of $3.4 million relating to Spot Tanker Deliveries.

Drydock amortization was $6.5 million during both 2006 and 2005.

Gain on Sale of Vessels. Gain on sale of vessels for 2006 of $2.0 million primarily reflects amortization of a deferred gain on the sale and leaseback of three Aframax tankers in December 2003, partially offset by adjustments on vessels sold in 2005. Gain on sale of vessels for 2005 of $142.0 million included gains on the sale of the Spot Tanker Dispositions and the sale of one newbuilding, as well as amortization of a deferred gain on the sale and leaseback of the three Aframax tankers.

Restructuring Charges. We incurred restructuring charges of $8.9 million for 2006 and $1.9 million for 2005 relating to the relocation of certain operational functions from our Vancouver, Canada office to locations closer to where our customers are located and to where our ships operate. We do not expect to incur any significant additional restructuring costs in 2007 associated with this relocation project.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 11.4% to $177.9 million for 2006, from $159.7 million for 2005, primarily due to:

•	an increase of $12.1 million relating to our acquisition of Petrojarl in October 2006,

•	an increase of $9.0 million relating to employee stock option compensation, described in further detail below;

•	an increase of $7.5 million from the depreciation of the U.S. Dollar from corresponding 2005 levels relative to other currencies in which we pay certain general and administrative expenses; and

•	an increase of $2.1 million in severance costs;

partially offset by

•
a relative decrease of $12.1 million in 2006 relating to the costs associated with our long-term incentive program for management (please read Item 18 - Financial Statements: Note 17(d) - Commitments and Contingencies - Long-Term Incentive Program); and

•
a relative decrease of $3.3 million during 2006 from expenses relating to the grant of 0.6 million restricted stock units to employees in March 2005 (please read Item 18 - Financial Statements: Note 13 - Capital Stock).

Effective January 1, 2006, we adopted the fair value recognition provisions of the Financial Accounting Standards Board Statement No. 123(R), “Share-Based Payment,” using the “modified prospective” method. Under this transition method, compensation cost is recognized in our financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated. During 2006, we recognized $9.0 million of employee stock option compensation expense. As of December 31, 2006, there was $11.9 million of total unrecognized compensation cost related to nonvested outstanding stock options. Recognition of this compensation is expected to be $7.1 million (2007), $4.1 million (2008) and $0.7 million (2009). Please read Item 18 - Financial Statements: Note 13 - Capital Stock.

Interest Expense. Interest expense increased 29.6% to $171.6 million for 2006, from $132.4 million for 2005, primarily due to:

•	an increase of $21.4 million from interest-bearing debt of Teekay Nakilat, which interest was capitalized prior to the January 2006 sale and leaseback of three LNG carriers under construction;

•	an increase of $17.2 million resulting from the interest incurred from financing our acquisition of Petrojarl and interest incurred on debt we assumed from Petrojarl;

•	an increase of $8.7 million resulting from an increase in interest rates applicable to our floating-rate debt;

partially offset by

•	a decrease of $7.6 million from the conversion of our 7.25% Premium Equity Participating Security Units into shares of our common stock in February 2006;

Interest Income. Interest income increased 65.6% to $56.2 million for 2006, compared to $33.9 million for 2005, primarily due to:

•	an increase of $19.8 million, relating to additional restricted cash deposits which were primarily funded with the proceeds from the sale and leaseback of three LNG carriers during January 2006; and

•	an increase of $5.5 million from an increase in interest rate we earned on our average outstanding cash balances;

partially offset by

•	a decrease of $3.7 million resulting from scheduled capital lease repayments on two of our LNG carriers which were funded from restricted cash deposits.

Equity Income From Joint Ventures. Equity income from joint ventures was $5.9 million for 2006, compared to $11.1 million for 2005, primarily due to a decrease in earnings from our 50% share in Skaugen Petrotrans, which provides lightering services primarily in the Gulf of Mexico. Skaugen Petrotrans earnings decreases primarily due to higher in-chartering costs during 2006.

Foreign Exchange Gains (Losses). Foreign exchange losses were $45.4 million in 2006 compared to foreign exchange gains of $59.8 million in 2005. Most of our foreign currency gains or losses are attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

Other Loss. Other loss of $6.2 million for 2006 was primarily comprised of income tax expense of $7.9 million, loss on expiry of options to construct LNG carriers of $6.1 million, writeoff of capitalized loan costs of $2.8 million, minority interest expense of $0.4 million and loss on bond redemption of $0.4 million, partially offset by leasing income of $11.4 million from our volatile organic compound emissions equipment.

Other loss of $33.3 million for 2005 was primarily comprised of minority interest expense of $16.6 million, a $13.3 million loss on bond redemption, a $7.8 million loss from settlement of interest rate swaps and a $7.5 million writeoff of capitalized loan costs, partially offset by $10.5 million leasing income from our volatile organic compound emissions equipment and a $2.3 million income tax recovery. The loss from settlement of interest rate swaps and the writeoff of capitalized loan costs are non-recurring items related to debt prepayments made prior to the initial public offering of Teekay LNG.

The minority interest expense for 2006 primarily reflects the minority owners’ share of the gain on sale of a 50.5% owned shuttle tanker, results in Petrojarl and the foreign exchange losses incurred by Teekay LNG. The minority interest expense for 2005 primarily reflects the minority owners’ share of the foreign exchange gains incurred by Teekay LNG. Please read Item 18 - Financial Statements: Note 15 - Restructuring Charge and Other Loss.

Net Income. As a result of the foregoing factors, net income decreased to $262.2 million for 2006, from $570.9 million for 2005.

Year Ended December 31, 2005 versus Year Ended December 31, 2004

We acquired Teekay Spain on April 30, 2004. Consequently, our 2004 financial results reflect Teekay Spain’s results of operations commencing May 1, 2004.

Offshore Segment

The following table provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our offshore segment:
	2005 (Calendar Days)	2004 (Calendar Days)	Percentage Change (%)

Owned Vessels	9,580	10,296	(7.0)
Chartered-in Vessels	4,963	4,895	1.4
Total	14,543	15,191	(4.3)

The average fleet size of our offshore segment (including vessels chartered-in) decreased 4.3% in 2005 compared to 2004. This decrease was primarily the result of:

•	the sale of two older shuttle tankers in 2005 (or the 2005 Shuttle Tanker Dispositions) and one older shuttle tanker in 2004 (or the 2004 Shuttle Tanker Disposition);

partially offset by

•	the delivery of a shuttle tanker newbuilding (or the 2004 Shuttle Tanker Delivery) in March 2004 and commenced service under a long-term bareboat charter in August 2004; and

•	the commencement of the Pattani Spirit FSO project in April 2004.

During the period from November 2003 to April 2004, the Pattani Spirit was undergoing a conversion from an Aframax-size conventional crude oil tanker to an FSO unit, consequently it did not earn revenue during this period.

In addition, during March 2005 we sold and leased back an older shuttle tanker. This had the effect of increasing the average number of chartered-in vessels and decreasing the average number of owned vessels during 2005 compared to 2004.

Net Revenues. Net revenues decreased 6.4% to $490.0 million for 2005, from $523.4 million for 2004, primarily due to:

•	a decrease of $22.3 million from shuttle tankers servicing contracts of affreightment, which is explained in further detail below;

•	a decrease of $10.3 million from the 2005 Shuttle Tanker Dispositions;

•	a decrease of $2.8 million due a negotiated reduction to the daily bareboat charter rate on one of the FSO units;

•	a decrease of $1.7 million due to the 2004 Shuttle Tanker Disposition; and

•	a decrease of $1.6 million from certain offshore equipment servicing a marginal oil field that was prematurely shut down in June 2005 due to lower than expected oil production;

partially offset by

•	an increase of $2.2 million relating to the commencement of the Pattani Spirit FSO project in April 2004.

•	an increase of $1.2 million due to adjustments to the daily charter rate based on increases from rising interest rates in accordance with the bareboat charters for two shuttle tankers.

The $22.3 million decrease from shuttle tankers servicing contracts of affreightment was primarily due to a $33.9 million reduction in revenues from a decrease in the number of revenue days from the contracts of affreightment. This decrease was primarily a result of a 14.1% decline in oil production on all oil fields in the North Sea at which our vessels were employed, the expiration of one contract of affreightment in July 2004, and the unscheduled temporary shutdowns of three oil fields in the first quarter of 2005 due to gas leakage and equipment problems of third parties. This reduction in revenue was partially offset by an $11.6 million increase in net revenues earned from redeploying the idle shuttle tankers in the conventional spot market or short-term time charters.

Vessel Operating Expenses. Vessel operating expenses increased 5.0% to $87.1 million for 2005, from $82.9 million for 2004. The increase in vessel operating expenses was primarily due to:

•	an increase of $5.3 million due to a weaker U.S. Dollar relative to the Norwegian Kroner during 2005 compared to 2004.

•	an increase of $2.7 million due to increased repairs and maintenance relating to the older vessels in our shuttle tanker fleet;

•	an increase of $1.4 million relating to the commencement of the Pattani Spirit FSO project in April 2004;

partially offset by

•	a decrease of $4.5 million from the 2005 Shuttle Tanker Dispositions; and

•	a decrease of $1.2 million as a result of a shuttle tanker commencing a long-term bareboat charter in September 2004 after it had completed a five month time charter.

Time-Charter Hire Expense. Time-charter hire expense decreased 4.4% to $168.2 million for 2005, compared to $176.0 million for 2004, primarily due to:

•	a 5.8% decrease in the average per day time-charter hire expense to $33,886 for 2005, from $35,956 for the same period in 2004;

partially offset by

•	a 1.4% increase in the average number of vessels chartered-in.

The reduction in average per day time-charter hire expense was primarily due to the sale and leaseback of an older shuttle tanker in March 2005, which had, on average, a lower daily hire rate than our other chartered-in shuttle tankers.

Depreciation and Amortization. Depreciation and amortization expense decreased 11.2% to $89.2 million for 2005, from $100.4 million for 2004. The decrease was primarily due to:

•	a decrease of $9.9 million relating to the 2005 Shuttle Tanker Dispositions, the 2004 Shuttle Tanker Disposition, and the sale and leaseback of one shuttle tanker in 2005;

•	a decrease of $2.7 million relating to a reduction in amortization from the expiration during 2005 of two of our contracts of affreightment; and

•
a decrease of $1.5 million relating to a $12.2 million write-down during 2005 of the carrying value of certain offshore equipment servicing a marginal oil field that was prematurely shut down due to lower than expected oil production;

partially offset by

•	an increase of $2.5 million relating to the 2004 Shuttle Tanker Delivery; and

•	an increase of $1.4 million relating to the Pattani Spirit FSO project commenced in April 2004.

Depreciation and amortization expense included amortization of drydocking costs of $6.3 million for 2005, compared to $5.2 million for 2004, and includes amortization of contracts of $14.8 million for 2005, compared to $18.4 million for 2004.

Vessel and Equipment Writedowns and Gain on Sale of Vessels. Vessel and equipment writedowns and gain on sale of vessels for 2005 was a net loss of $2.8 million, which was comprised of:

•
a $12.2 million writedown of the carrying value of certain offshore equipment that was employed under a short-term contract servicing a marginal oil field that was prematurely shut down in June 2005 (we have re-deployed some of this equipment on another field in October 2005);

partially offset by

•	a $9.1 million gain on the sale of the 2005 Shuttle Tanker Dispositions; and

•	a $0.3 million gain from amortization of a deferred gain on the sale and leaseback of an older shuttle tanker in March 2005.

Gain on sale of vessels for 2004 of $3.7 million represents the gain from the 2004 Shuttle Tanker Disposition.

Restructuring Charges. Restructuring charges of $1.0 million in 2005 relate to the closure of our Sandefjord, Norway office. We incurred no restructuring charges in 2004 in our offshore segment.

Fixed-Rate Tanker Segment

The following table provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:
	2005 (Calendar Days)	2004 (Calendar Days)	Percentage Change (%)

Owned Vessels	4,973	4,146	19.9
Chartered-in Vessels	1,194	1,010	18.2
Total	6,167	5,156	19.6

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased by 19.6% in 2005 compared to 2004. This increase was primarily the result of:

•	the inclusion of two Aframax tankers, previously operating in our spot tanker segment, that became subject to fixed-rate long-term time-charters during the fourth quarter of 2004;

•	the inclusion of the five Suezmax tankers from our acquisition of Teekay Spain for a full year in 2005 compared to eight months in 2004; and

•	the inclusion of a chartered-in VLCC that commenced service under a long-term charter in April 2005.

In addition, shortly after we acquired Teekay Spain, we sold two of their seven Suezmax tankers. These vessels did not have a material effect on our results of operations, except for a $3.4 million gain on the sale of these vessels.

Net Revenues. Net revenues increased 39.9% to $167.3 million for 2005, from $119.6 million for 2004, primarily due to:

•	an increase of $17.9 million relating to the Teekay Spain acquisition;

•	an increase of $15.3 million relating to the addition of two Aframax tankers to our fixed-rate tanker segment; and

•	an increase of $14.1 million relating to the addition of one VLCC to our fixed-rate tanker segment;

Vessel Operating Expenses. Vessel operating expenses increased 21.9% to $39.7 million for 2005, from $32.6 million for 2004. The increase in vessel operating expenses was primarily due to:

•	an increase of $2.8 million relating to the addition of two Aframax tankers to our fixed-rate tanker segment;

•
an increase of $2.5 million relating to the Australian-crewed vessels (any increases in vessel operating expenses relating to our Australian-crewed vessels are generally passed back to our customers through higher time-charter rates); and

•	an increase of $1.8 million relating to the Teekay Spain acquisition.

Time-Charter Hire Expense. Time-charter hire expense increased 44.5% to $26.1 million for 2005, from $18.1 million for 2004, primarily due to the addition of a chartered-in VLCC in April 2005.

Depreciation and Amortization. Depreciation and amortization expense increased 8.1% to $29.7 million for 2005, from $27.5 million for 2004. The increase was primarily due to:

•	an increase of $3.1 million relating to the Teekay Spain acquisition; and

•	an increase of $1.3 million relating to the addition of two Aframax tankers during 2004 to our fixed-rate tanker segment;

partially offset by

•	a decrease of $2.2 million relating to the expiration of certain time-charter contracts that were acquired during 2004.

Depreciation and amortization expense included amortization of drydocking costs of $2.0 million for both 2005 and 2004, and includes amortization of contracts of $0.4 million for 2005, compared to $2.6 million for 2004.

Gain on Sale of Vessels. There were no vessel sales in 2005. We sold two older Suezmax tankers in 2004 resulting in a gain of $3.4 million.

Liquefied Gas Segment

The following table provides a summary of the changes in calendar-ship-days for our liquefied gas segment:
	2005 (Calendar Days)	2004 (Calendar Days)	Percentage Change (%)

Owned Vessels	1,825	1,026	77.9

The results of our liquefied gas segment reflect the operations of one LPG carrier during 2005 and 2004 and two LNG carriers acquired as part of our acquisition of Teekay Spain on April 30, 2004. In addition, we had two newbuilding LNG carriers delivered to us in July 2004 and December 2004 (collectively, the LNG Deliveries). We had no LNG shipping operations prior to the Teekay Spain acquisition.

Net Revenues. Net revenues increased 112.6% to $102.4 million for 2005, from $48.1 million for 2004 primarily due to:

•	an increase of $38.6 million from the LNG Deliveries; and

•	an increase of $16.6 million from the two existing LNG carriers included in the Teekay Spain acquisition as of April 2004;

partially offset by

•	a decrease of $0.8 million from 15.2 days of off-hire for one of our LNG carriers during February 2005.

Vessel Operating Expenses. Vessel operating expenses increased 81.7% to $17.4 million for 2005, from $9.6 million for 2004 primarily due to:

•	an increase of $4.7 million from the LNG Deliveries; and

•	an increase of $2.9 million from the two existing LNG carriers included in the Teekay Spain acquisition.

Depreciation and Amortization. Depreciation and amortization increased 125.1% to $31.5 million in 2005, from $14.0 million in 2004 primarily due to:

•	an increase of $12.7 million from the LNG Deliveries; and

•	an increase of $4.8 million from the two existing LNG carriers included in the Teekay Spain acquisition.

Depreciation and amortization expense included $8.9 million in 2005 and $3.6 million in 2004 of amortization of time-charter contracts acquired as part of the Teekay Spain acquisition.

Spot Tanker Segment

TCE rates for the vessels in our spot tanker segment primarily depend on oil production and consumption levels, the number of vessels in the worldwide tanker fleet scrapped, the number of newbuildings delivered and charterers' preference for modern tankers. As a result of our dependence on the spot tanker market, any fluctuations in TCE rates will affect our revenues and earnings. Our average TCE rate for the vessels in our spot tanker segment decreased 13.6% to $32,357 for 2005, from $37,454 for 2004.

The following table provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:
	2005 (Calendar Days)	2004 (Calendar Days)	Percentage Change (%)

Owned Vessels	10,733	16,181	(33.7)
Chartered-in Vessels	13,552	13,460	0.7
Total	24,285	29,641	(18.1)

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

Net Revenues. Net revenues for the spot tanker segment decreased 29.2% to $775.8 million for 2005, from $1,095.7 million for 2004. This decrease was primarily due to the decrease in our fleet size as well as the decrease in TCE rates compared to 2004. Voyage expenses decreased 2.3% to $347.0 million for 2005, from $355.1 million for 2004, primarily as a result of the decrease in fleet size, which was primarily offset by an increase in average bunker fuel prices. Port expenses also increased for 2005 compared to 2004 as a result of increased security concerns, particularly in the United States. On a per revenue day basis, voyage expenses increased to $14,475 in 2005 compared to $12,139 in 2004.

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

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 22.2% to $159.7 million for 2005, from $130.7 million for 2004, primarily due to:

•
an increase of $21.5 million relating to the adoption of a long-term incentive program for management during 2005 (please read Item 18 - Financial Statements: Note 17(d) - Commitments and Contingencies - Long-Term Incentive Program);

•	an increase of $11.6 million from the grant of 0.6 million restricted stock units to employees in March 2005 (please read Item 18 - Financial Statements: Note 13 - Capital Stock);

•	an increase of $7.0 million from the weakening of the U.S. Dollar for corresponding 2004 levels relative to other currencies in which we pay certain general and administrative expenses; and

•	an increase of $2.2 million relating to our acquisition of Teekay Spain in April 2004;

partially offset by

•	special bonuses of $12.5 million accrued during 2004 in addition to regular bonuses under the annual bonus plan.

Interest Expense. Interest expense increased 9.0% to $132.4 million for 2005, from $121.5 million for 2004. This increase primarily reflects interest on the additional debt we incurred in connection of our acquisition of Teekay Spain.

Interest Income. Interest income increased 83.2% to $33.9 million for 2005, compared to $18.5 million for 2004. This increase was primarily due to our acquisition of Teekay Spain during April 2004. A majority of our interest income is the result of interest earned on restricted cash balances Teekay Spain is required to have on deposit relating to capital lease arrangements. Please read “--Important Financial and Operational Terms and Concepts - Restricted Cash Deposits” above.

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

Foreign Exchange Gains (Losses). Foreign exchange gains were $59.8 million in 2005 compared to foreign exchange losses of $42.7 million in 2004, primarily due to the strengthening of the U.S. Dollar in 2005 and weakening of the U.S. Dollar in 2004, relative to other currencies, particularly the Euro. Most of our foreign currency gains or losses are attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

Other Loss. Other loss of $33.3 million for 2005 was primarily comprised of minority interest expense of $16.6 million, a $13.3 million loss on bond redemption, a $7.8 million loss from settlement of interest rate swaps and $7.5 million writeoff of capitalized loan costs, partially offset by $2.3 million income tax recovery and $10.5 million leasing income from our volatile organic compound emissions equipment. The loss from settlement of interest rate swaps and the writeoff of capitalized loan costs are non-recurring items related to debt prepayments made prior to the initial public offering of Teekay LNG. The minority interest expense primarily reflects the minority owners’ share of the foreign exchange gains incurred by Teekay LNG. Other loss of $25.0 million for 2004 was primarily comprised of income taxes of $35.0 million, minority interest expense of $2.3 million and a $0.8 million loss on bond redemption, partially offset by dividend income and $8.4 million leasing income from our volatile organic compound emissions equipment.

Net Income. As a result of the foregoing factors, net income decreased to $570.9 million for 2005, from $757.4 million for 2004.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at December 31, 2006, our total cash and cash equivalents was $343.9 million, compared to $237.0 million at December 31, 2005. Our total liquidity, including cash and undrawn long-term borrowings, was $2,159.6 million as at December 31, 2006, up from $966.8 million as at December 31, 2005. The increase in liquidity was mainly the result of additions of new and amended revolving credit facilities, cash generated by our operating activities during 2006 and net proceeds from the public offering of common units by our subsidiary Teekay Offshore, partially offset by long-term debt repayments, scheduled reductions of revolving credit facilities, capital expenditures, our acquisition of Petrojarl ASA, share repurchases and dividend payments. We believe that our working capital is sufficient for our present requirements.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the years presented:

	2006 ($000’s)	2005 ($000’s)
Net operating cash flows	545,716	609,042
Net financing cash flows	183,638	(632,402)
Net investing cash flows	(622,424)	(166,693)

Operating Cash Flows

The decrease in net operating cash flow mainly reflects a 6.6% decrease in aggregate calendar-ship-days for our fleet to 43,314 in 2006, compared to 46,366 in 2005, the reduction in average spot TCE rates and an increase in expenditures for drydocking, partially offset by an increase in non-cash working capital.

Financing Cash Flows

Scheduled debt repayments were $25.1 million during 2006, compared to $61.2 million during 2005. Debt prepayments were $1.3 billion during 2006, compared to $2.6 billion during 2005. We used cash generated from operations, proceeds from vessel sales, net proceeds from the public offering of common units by our subsidiary Teekay Offshore and longer-term financings to make these prepayments. Of our debt prepayments in 2006, $1.0 billion was used to prepay revolving credit facilities and $3.4 million was used to repay a portion of the 8.875% Senior Notes due July 15, 2011. Our purchase of Petrojarl was financed primarily with our revolving credit facilities. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the facilities. Please read Item 18 - Financial Statements: Note 9 - Long-Term Debt.

During 2006, three of our subsidiaries, each of which had contracted to have built one of three LNG carriers, sold their shipbuilding contracts to SeaSpirit Leasing Ltd. and entered into 30-year capital leases for these three LNG carriers, to commence upon completion of vessel construction. SeaSpirit reimbursed us for previously paid shipyard installments and other construction costs in the amount of $313.0 million. We used the sale proceeds, together with $154.7 million of proceeds from long-term debt and $14.3 million of other funds, to partially fund restricted cash deposits for these three vessels that are subject to capital leases.

During 2006, we used $152.3 million of restricted cash deposits to pay for scheduled lease payments on two of our LNG carriers, which included its acquisition of the Catalunya Spirit at the end of the lease term during December 2006.

As at December 31, 2006, our total long-term debt was $3.2 billion, compared to $1.9 billion as at December 31, 2005. As at December 31, 2006, our revolving credit facilities provided for borrowings of up to $3.0 billion, of which $1.6 billion was undrawn. The amount available under these credit facilities reduces by $224.2 million (2007), $232.9 million (2008), $239.8 million (2009), $247.2 million (2010), $432.5 million (2011) and $1,638.7 million (thereafter). Our revolving credit facilities are collateralized by first-priority mortgages granted on 55 of our vessels, together with other related collateral, and are guaranteed by Teekay or our subsidiaries. Our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have balloon repayments at maturity and are collateralized by first-priority mortgages granted on 24 of our vessels, together with other related collateral, and are generally guaranteed by Teekay or our subsidiaries. In February 2006, our 7.25% Premium Equity Participating Security Units due May 18, 2006 were settled for shares of our common stock and are no longer outstanding. Please read Item 18 - Financial Statements: Note 9 - Long-Term Debt.

Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash. As at December 31, 2006, this amount was $100.0 million. Certain of the loan agreements also require that we maintain a minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity. As at December 31, 2006, this amount was $173.4 million.

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

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks, but we do not use these financial instruments for trading or speculative purposes. Please read Item 11 - Quantitative and Qualitative Disclosures About Market Risk.

Dividends declared during 2006 were $63.1 million, or $0.86 per share.

During 2006, we repurchased 5.8 million shares for $233.3 million, or an average of $39.97 per share, pursuant to previously-announced share repurchase programs. In June 2006, we announced a further increase to the share repurchase programs of up to $150.0 million. As at December 31, 2006, we had $100.9 million remaining under our existing share repurchase authorization. Please read Item 18 - Financial Statements: Note 13 - Capital Stock.

On December 19, 2006, our subsidiary Teekay Offshore sold as part of its initial public offering 8.1 million of its common units at $21.00 per unit for proceeds of $155.3 million, net of $13.8 million of commissions and other expenses associated with the offering. Please read Item 18 - Financial Statements: Note 13 - Public Offering of Teekay Offshore Partners L.P.

Investing Cash Flows

During 2006, we:

•	acquired 64.5% of the outstanding shares of Petrojarl for $464.8 million, net of cash acquired. Please read Item 18 - Financial Statements: Note 3 - Acquisition of Petrojarl ASA;

•
incurred capital expenditures for vessels and equipment of $442.5 million, primarily for installment payments on our Suezmax tankers, product tankers and LNG carriers under construction and the exercise of two purchase options on one Aframax tanker that was previously subject to a capital lease and another Aframax tanker that was previously traded as part of our spot rate chartered-in fleet;

•	sold the shipbuilding contracts for the three LNG newbuilding carriers to SeaSpirit for $313.0 million in a sales-leaseback transaction; and

•	sold a 1981-built shuttle tanker for proceeds of $8.9 million in July 2006 and received a deposit of $5.0 million on a 1987-built shuttle tanker held for sale as at December 31, 2006.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional equity securities or any combination thereof.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2006:

(in millions of U.S. dollars)	Total	2007	2008 and 2009	2010 and 2011	Beyond 2011

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	2,750.2	208.6	238.3	872.2	1,431.1
Chartered-in vessels (operating leases)	1,065.4	368.9	377.4	179.2	139.9
Commitments under capital leases (2)	250.3	145.1	17.1	88.1	-
Commitments under capital leases (3)	1,123.2	22.9	48.0	48.0	1,004.3
Newbuilding installments (4)	1,074.8	329.6	745.2	-	-
Vessel purchases and conversion (5)	250.1	249.9	0.2	-	-
Asset retirement obligation	38.7	-	-	-	38.7
Commitment for volatile organic compound emissions equipment	8.7	8.7	-	-	-
Total U.S. Dollar-denominated obligations	6,561.4	1,333.7	1,426.2	1,187.5	2,614.0

Euro-Denominated Obligations: (6)
Long-term debt (7)	411.3	9.7	21.5	221.6	158.5
Commitments under capital leases (2) (8)	217.8	30.7	66.0	121.1	-
Total Euro-denominated obligations	629.1	40.4	87.5	342.7	158.5

Total	7,190.5	1,374.1	1,513.7	1,530.2	2,772.5
______________________
(1)
Excludes expected interest payments of $165.1 million (2007), $304.7 million (2008 and 2009), $248.5 million (2010 and 2011) and $286.2 million (beyond 2011). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 1.05% at December 31, 2006 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2007 to 2010. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $39.4 million to $41.9 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 18 - Financial Statements: Note 11 - Capital Leases and Restricted Cash.

(3)	Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements.

(4)
Represents remaining construction costs, including the joint venture partner’s 30% interest, as applicable, but excluding capitalized interest and miscellaneous construction costs, for two Aframax tankers, three product tankers, ten Suezmax tankers, three LPG carriers and two LNG carriers. Please read Item 1 - Financial Statements: Note 17(a) - Commitments and Contingencies - Vessels Under Construction and Note 22(a) - Subsequent Events.

(5)
Represents remaining purchase obligations and conversion costs, excluding capitalized interest and miscellaneous conversion costs, for one Suezmax tanker, one Aframax tanker and one FPSO unit. Please read Item 18 - Financial Statements: Note 17(b) - Commitments and Contingencies - Vessel Purchases and Conversion.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2006.

(7)
Excludes expected interest payments of $19.8 million (2007), $38.1 million (2008 and 2009), $31.0 million (2010 and 2011) and $60.9 million (beyond 2011). Expected interest payments are based on EURIBOR plus margins that ranged up to 1.30% at December 31, 2006, as well as, the prevailing U.S. Dollar / Euro exchange rate as of December 31, 2006. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(8)
Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

In addition, we have entered into a joint venture agreement with our 60% partner to construct four LNG carriers. As at December 31, 2006, the remaining commitments, excluding capitalized interest and other miscellaneous construction costs, on these vessels totaled $650.2 million, of which our share is $260.0 million. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire our ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier, which is scheduled for 2008. Please read Item 18 - Financial Statements: Note 17(c) - Commitments and Contingencies - Joint Ventures.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies.

Revenue Recognition

Description. We generate a majority of our revenues from spot voyages and voyages servicing contracts of affreightment. Within the shipping industry, the two methods used to account for revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. Revenues from FPSO service contracts are recognized as service is performed. We do not recognize revenues during days that a vessel is off-hire.

Judgments and Uncertainties. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages and voyages servicing contracts of affreightment, with an exception for our shuttle tankers servicing contracts of affreightment with offshore oil fields. In this case a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. However we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the percentage of completion method, our revenues could be overstated or understated for any given period by the amount of such difference.

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel's estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Aframax, Suezmax, and product tankers, 25 to 30 years for FPSO units and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life for Aframax, Suezmax, and product tankers has become the prevailing standard. In addition, the use of a 25 to 30 year vessel life for FPSO units and a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment.

Drydocking

Description. We capitalize a substantial portion of the costs we incur during drydocking and for the intermediate survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and annual class survey expenses for our FPSO units.

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each vessel every two and a half to five years and have a shipping society classification intermediate survey performed on our LNG carriers between the second and third year of the five-year drydocking period, we may drydock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date we will adjust our annual amortization of drydocking expenditures. Amortization expense of capitalized drydock expenditures for 2006 and 2005 was $15.4 million and $14.9 million, respectively. As at December 31, 2006 and 2005, our capitalized drydock expenditures were $55.2 million and $39.4 million, respectively.

Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Judgments and Uncertainties. The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (or FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have not determined the effect, if any, that the adoption of FIN 48 will have on our consolidated financial position or results of operations.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management
Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2006 are listed below:

Name	Age	Position

C. Sean Day	57	Director and Chair of the Board
Bjorn Moller	49	Director, President and Chief Executive Officer
Axel Karlshoej	66	Director and Chair Emeritus
J. Rod Clark	56	Director
Dr. Ian D. Blackburne	60	Director
Peter S. Janson	59	Director
Thomas Kuo-Yuen Hsu	60	Director
Eileen A. Mercier	59	Director
Tore I. Sandvold	59	Director
Kenneth Hvid	38	President, Teekay Navion Shuttle Tankers and Offshore, a division of Teekay Shipping Corporation
Arthur Bensler	49	EVP, Secretary and General Counsel
Peter Evensen	48	EVP and Chief Strategy Officer
David Glendinning	52	President, Teekay Gas Services, a division of Teekay Shipping Corporation
Bruce Chan	34	SVP, Corporate Resources
Vincent Lok	38	SVP and Chief Financial Officer
Graham Westgarth	52	President, Teekay Marine Services, a division of Teekay Shipping Corporation
Paul Wogan	44	President, Teekay Tanker Services, a division of Teekay Shipping Corporation

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as a Teekay director since 1998 and as our Chair of the Board since September 1999. Mr. Day has also served as Chair of Teekay GP L.L.C., a wholly owned subsidiary of Teekay and the general partner of Teekay LNG Partners L.P., a publicly traded entity controlled by Teekay, since Teekay GP L.L.C. was formed in November 2004. In addition, Mr. Day has also served as Chairman of Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay and the general partner of Teekay Offshore Partners L.P., a publicly traded entity controlled by Teekay, since it was formed in August 2006. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation and Chairman of Compass Diversified Trust.

Bjorn Moller became a Teekay director and our President and Chief Executive Officer in April 1998. Mr. Moller has served as Vice Chair and a Director of Teekay GP L.L.C. since it was formed in November 2004. As well, he has served as Vice Chair and a Director of Teekay Offshore GP L.L.C. since it was formed in November 2004. Mr. Moller has over 25 years' experience in the shipping industry and in December 2006, he was appointed Chairman of the International Tanker Owners Pollution Federation. He has served in senior management positions with Teekay for more than 15 years and has headed our overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed our global chartering operations and business development activities.

Axel Karlshoej has been a Teekay director since 1989 and was Chair of the Teekay Board from June 1994 to September 1999, and has been Chair Emeritus since stepping down as Chair. Mr. Karlshoej is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of the late J. Torben Karlshoej, Teekay’s founder. Please read Item 7 - Major Shareholders and Related Party Transactions.

J. Rod Clark was appointed as a Teekay director in May 2006. Mr. Clark has been President and Chief Operating Officer of Baker Hughes Incorporated since February 2004 prior to which he was Vice President, Marketing and Technology from 2003 to 2004 having joined Baker Hughes Incorporated in 2001 as Vice President and President of Baker Petrolite Corporation. Mr. Clark was President and Chief Executive Officer of Consolidated Equipment Companies, Inc. from 2000 to 2001 and President of Sperry-Sun, a Halliburton company, from 1996 to 1999. He has also held financial, operational and leadership positions with FMC Corporation, Schlumberger Limited and Grace Energy Corporation. Mr. Clark also sits on the Board of Incorporate Members of Dallas Theological Seminary and is a Trustee of the Center for Christian Growth, both in Dallas, Texas.

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

Peter S. Janson has served as a Teekay director since 2005. From 1999 to 2002, Mr. Janson was the Chief Executive Officer of Amec Inc. (formerly Agra Inc.), a publicly traded engineering and construction company. From 1986 to 1994 he served as the President and Chief Executive Officer of Canadian operations for Asea Brown Boveri Inc., a company for which he also served as Chief Executive Officer for U.S. operations from 1996 to 1999. Mr. Janson has also served as a member of the Business Round Table in the United States, and as a member of the National Advisory Board on Science and Technology in Canada. He is also a director of Terra Industries Inc., Tembec Inc. and ATS Automan Tooling Systems Inc.

Thomas Kuo-Yuen Hsu has served as a Teekay director since 1993. He also has served 30 years with, and is presently a director of, CNC Industries, an affiliate of the Expedo Group of Companies that manages a fleet of seven vessels ranging in size from 30,000 dwt to 70,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Please read Item 7 - Major Shareholders and Related Party Transactions.

Eileen A. Mercier has been a Teekay director since 2000. She has over 35 years' experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. She formed her own management consulting company, Finvoy Management Inc. and acted as president from 1995 to 2003. She currently serves as Chairman of the Ontario Teachers’ Pension Plan, director for ING Bank of Canada, York University and the University Health Network, and as a director and audit committee member for CGI Group Inc., ING Canada Inc. and Shermag Inc.

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

Kenneth Hvid joined Teekay in October 2000 and was responsible for leading our global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of our Teekay Navion Shuttle Tankers and Offshore division. In this role he is responsible for our global shuttle tanker business as well as initiatives in the floating production, storage and offtake business and related offshore activities. Mr. Hvid has 18 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong.

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

Peter Evensen joined Teekay in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Financial Officer in February 2004 and was appointed Executive Vice President and Chief Strategy Officer in November 2006. Mr. Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as Director of Teekay GP L.L.C. since January 2005. Mr. Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay Offshore GP L.L.C. since it was formed in August 2006 and as Director of Teekay Offshore GP L.L.C. since December 2006. Mr. Evensen has over 20 years’ experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

David Glendinning joined Teekay in January 1987. Since then, he has held a number of senior positions, including service as Vice President, Marine and Commercial Operations from January 1995 until his promotion to Senior Vice President, Customer Relations and Marine Project Development in February 1999. In November 2003 Mr. Glendinning was appointed President of our Teekay Gas Services division, which is responsible for our initiatives in the LNG business and other areas of gas activity. Prior to joining Teekay, Mr. Glendinning, who is a Master Mariner, had 18 years' sea service on oil tankers of various types and sizes.

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

Vincent Lok joined Teekay in June 1993. Since then, he has held a number of finance and accounting positions, including Controller from 1997 until his promotion to the position of Vice President, Finance in March 2002. He was appointed Senior Vice President and Treasurer in February 2004 and was promoted to Senior Vice President and Chief Financial Officer in November 2006. Prior to joining Teekay, Mr. Lok worked in the Vancouver, Canada audit practice of Deloitte & Touche.

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

Compensation of Directors and Senior Management

Director Compensation

During 2006, the eight non-employee directors received, in the aggregate, $710,000 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. Each non-employee director receives an annual cash retainer of $50,000. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee receive an additional annual cash retainer of $8,000, $5,000 and $5,000, respectively. The Chair of the Board and the Chair of the Audit Committee receive an additional annual cash retainer of $228,000 and $16,000, respectively.

In addition, each non-employee director received a $70,000 annual retainer to be paid by way of a grant of restricted stock or stock options under our 2003 Equity Incentive Plan, at the director’s election. In addition to the $70,000 annual retainer, the Chair of the Board received a further $319,000 retainer in the form of a grant of restricted stock and stock options under our 2003 Equity Incentive Plan. Certain of the directors elected to receive this annual retainer in the form of stock options to purchase an aggregate of 6,900 shares of our common stock at an exercise price of $38.94 per share. These options expire March 7, 2016, ten years after the date of their grant. These options vest as to one third of the shares on each of the first three anniversaries of their respective grant date. Certain other directors elected to receive this annual retainer in the form of 20,090 shares of restricted stock (18,990 shares of restricted stock on March 7, 2006 and 1,100 shares of restricted stock on June 1, 2006), which also vest with respect to one third of the shares on each of the first three anniversaries of their grant date.

Annual Executive Compensation

The aggregate compensation earned by Teekay’s nine executive officers listed above (or the Executive Officers) for 2006 was $7.1 million. This is comprised of base salary ($3.2 million), annual bonus ($3.1 million) and pension and other benefits ($0.8 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an exchange rate of 1.16 Canadian Dollars for each U.S. Dollar, the exchange rate on December 31, 2006. Teekay’s annual bonus plan considers both company performance, through comparison to established targets and financial performance of peer companies, and individual performance.

Long-Term Incentive Program

Teekay's long-term incentive program provides focus on the returns realized by the shareholders and acknowledges and retains those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of stock option grants and restricted stock units. All grants in 2006 have been made under our 2003 Equity Incentive Plan.

During 2006, we granted stock options to purchase an aggregate of 478,600 shares of our common stock at an exercise price of $38.94 to the Executive Officers under our 2003 Equity Incentive Plan. These options, which vest equally over three years, expire March 7, 2016, ten years after the date of the grant. During 2006, we paid $3.9 million to the Executive Officers upon the vesting of restricted stock units that were awarded to them in March 2005. At December 31, 2006, the Executive Officers held 194,486 restricted stock units, of which 97,243 vested in March 2007 and $5.0 million was paid to the Executive Officers. The remaining 97,243 restricted stock units will vest in November 2007. Based on the March 31, 2007 share price of $54.11 per share, these remaining restricted stock units had a notional value of $5.3 million. Upon vesting, the restricted stock units will be paid to each grantee in the form of cash or shares of Teekay’s common stock, (purchased on the open market) at the election of the grantee.

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

During 2006, we accrued $6.0 million of Economic Profit contributions which represents the addition to the award pool for 2006. As of March 15, 2007, 50.1% of this award pool was allocable to the Executive Officers. However, our Board of Directors may, at any time prior to the expiration of the VIP, change the allocation of the award pool between its participants to reflect a change in their relative contribution.

During 2006, we accrued $3.4 million of Market Value contributions which represents a notional contribution to the award pool. These notional contributions assume the following two threshold requirements will be met: (a) shares of our common stock have an average market value, for the 18 months prior to December 31, 2010, that is at least 120% of its average book value for the same period and (b) our cumulative total shareholder return (or TSR) for the period from 2001 to 2010 must be above the 25th percentile relative to the TSR of the S&P 500 (as calculated in accordance with U.S. securities regulations) during the same period. If both threshold requirements are not met, there will be no Market Value contributions to the award pool. As of March 15, 2007, 63.6% of this award pool was allocable to the Executive Officers. However, our Board of Directors may, at any time prior to the expiration of the VIP, change the allocation of the award pool between its participants to reflect a change in their relative contribution.

Options to Purchase Securities from Registrant or Subsidiaries

As at December 31, 2006, we had reserved pursuant to our 1995 Stock Option Plan, which was terminated with respect to new grants effective September 10, 2003, and our 2003 Equity Incentive Plan, which was adopted effective on the same date (together, the Plans), 7,872,661 shares of common stock for issuance upon exercise of options granted or to be granted. During 2006, 2005, and 2004 we granted options under the Plans to acquire up to 1,045,200, 620,700, and 833,840 shares of common stock, respectively, to eligible officers, employees and directors. The options under the Plans have a 10-year term and vest equally over three years from the grant date. The outstanding options under the Plans are exercisable at prices ranging from $8.44 to $47.13 per share, with a weighted-average exercise price of $28.78 per share, and expire between June 13, 2007 and March 7, 2016.

Board Practices

The Board of Directors consists of nine members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualifies.

Directors Peter S. Janson, Eileen A. Mercier and Tore I. Sandvold have terms expiring in 2007 and have been nominated by the Board of Directors for re-election at the 2007 Annual Meeting of Shareholders. Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej and Bjorn Moller have terms expiring in 2008. Directors J. Rod Clark, C. Sean Day and Dr. Ian D. Blackburne have terms expiring in 2009.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of the current members of the Board, other than Bjorn Moller, our President and Chief Executive Officer, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay), and is independent within the meaning of our director independence standards, which reflect the NYSE director independence standards as currently in effect and as they may be changed from time to time. In making this determination the Board considered the relationships of Thomas Kuo-Yuen Hsu and Axel Karlshoej with our largest shareholder and concluded these relationships do not materially affect their independence as current directors.

The Board has the following three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2006 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Centre of our Web site at www.teekay.com. During 2006, the Board held seven meetings. Each director attended all Board meetings, except for one Board meeting at which one director was absent. Each committee member attended all applicable committee meetings.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee includes Eileen A. Mercier (Chair), Peter S. Janson and J. Rod Clark. All members of the committee are financially literate and the Board has determined that Ms. Mercier qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:
•	the integrity of our financial statements;
•	our compliance with legal and regulatory requirements;
•	the independent auditors’ qualifications and independence; and
•	the performance of our internal audit function and independent auditors.

During 2006, our Compensation and Human Resources Committee included C. Sean Day (Chair), Axel Karlshoej, Ian D. Blackburne and Peter S. Janson.

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

During 2006, our Nominating and Governance Committee included Ian D. Blackburne (Chair), Tore I. Sandvold, Eileen A. Mercier and Thomas Kuo-Yuen Hsu.

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

Crewing and Staff

As at December 31, 2006, we employed approximately 4,800 seagoing and 800 shore-based personnel, compared to approximately 4,400 seagoing and 700 shore-based personnel in 2005, and 4,800 seagoing and 700 shore-based personnel as at December 31, 2004. The decreases in seagoing personnel from December 31, 2005 to December 31, 2006 and from December 31, 2004 to December 31, 2005 were primarily due to the decrease in the size of our fleet.

We regard attracting and retaining motivated seagoing personnel as a top priority. Through our global manning organization comprised of offices in Glasgow, Scotland, Grimstad, Norway, Riga, Latvia, Manila, Philippines, Mumbai, India, Sydney, Australia, Madrid, Spain, and Gydnia, Poland, we offer seafarers competitive employment packages and comprehensive benefits. We also provide excellent opportunities for personal and career development, which relate to our philosophy of promoting internally.

During fiscal 1996, we entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London that cover substantially all of our junior officers and seamen. We are also party to Enterprise Bargaining Agreements with various Australian maritime unions that covers officers and seamen employed through our Australian operations. Our officers and seamen for our Spanish-flagged vessels are covered by a collective bargaining agreement with Spain’s Union General de Trabajadores and Comisiones Obreras. We believe our relationships with these labor unions are good.

We see our commitment to training as fundamental to the development of the highest caliber seafarers for our marine operations. Our cadet training program is designed to balance academic learning with hands-on training at sea. We have relationships with training institutions in Canada, Croatia, India, Latvia, Norway, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, the cadets’ training continues on board a Teekay vessel. We also have an accredited company specific competence management system that is designed to ensure a continuous flow of qualified officers who are trained on our vessels and are familiar with our operational standards, systems and policies. We believe that high-quality manning and training policies will play an increasingly important role in distinguishing larger independent tanker companies that have in-house, or affiliate, capabilities from smaller companies that must rely on outside ship managers and crewing agents.

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 15, 2007, of our common stock by the directors and Executive Officers as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2007 (60 days after March 15, 2006) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned	Percent of Class
All directors and Executive Officers (17 persons)	1,327,974 (1) (3)	1.8% (2)

(1)
Includes 1,183,462 shares of common stock subject to stock options exercisable by May 14, 2007 under the Plans with a weighted-average exercise price of $27.64 that expire between May 13, 2008 and March 6, 2016. Excludes (a) 1,229,194 shares of common stock subject to stock options exercisable after May 14, 2007 under the Plans with a weighted average exercise price of $47.81, that expire between March 10, 2015 and March 12, 2017 (b) shares owned by Resolute Investments, Inc. (please read Item 7 - Major Shareholders and Related Party Transactions) (c) 194,486 restricted stock units which will be paid to each grantee in the form of cash or shares of Teekay’s common stock (purchased on the open market), at the election of the grantee and (d) 32,790 shares of restricted stock which vest after May 14, 2007.

(2)
Based on a total of 73.5 million outstanding shares of our common stock as of March 15, 2007. Each director and Executive Officer beneficially owns less than one percent of the outstanding shares of common stock.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information regarding beneficial ownership, as of March 15, 2007, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2007 (60 days after March 15, 2007) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class (4)
Resolute Investments, Inc. (1)	32,631,380	44.8%
FMR Corp., Edward C. Johnson 3rd (2)	11,186,875	15.4%
Iridian Asset Management, LLC (3)	8,012,965	11.0%
___________________________

(1)	Two of our directors are directors of the entity that ultimately controls Resolute. Please read “--Related Party Transactions."

(2)
Includes sole voting power as to 92,000 shares and sole dispositive power as to 11,186,875 shares. This information is based on the Schedule 13G/A filed by this group with the SEC on February 14, 2007. Based on prior information filed with the SEC, FMR Corp.’s beneficial ownership in Teekay was 13.9% on March 15, 2005 and 11.4% on March 15, 2004.

(3)
Includes shared voting power and shared dispositive power as to 8,012,965 shares. This information is based on the Schedule 13G filed by this investor with the SEC on February 5, 2007. Iridian Asset Management’s beneficial ownership was 6.8% on March 15, 2006 and less than 5% on March 15, 2005.

(4)	Based on a total of 73.5 million outstanding shares of our common stock as of March 15, 2007.

Based on prior information filed with the SEC, Neuberger Berman, Inc and Neuberger Berman, LLC, as a group’s beneficial ownership in Teekay was less than 5% on March 15, 2007, 6.8% on March 15, 2006 and 10.1% on March 15, 2005.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Teekay.

Related Party Transactions

As at December 31, 2006, Resolute Investments, Inc. (or Resolute) owned 44.8% (December 31, 2005 - 45.7% and December 31, 2004 - 39.3%) of our outstanding Common Stock. Two of the Company’s directors, Thomas Kuo-Yuen Hsu and Axel Karlshoej, are among the Managing Directors of The Kattegat Trust Company Limited, which is the trustee of the trust that owns all of Resolute’s outstanding equity.

One of our former directors, Bruce Bell, was Manager Director, Chief Executive Officer and Chairman of Oceanic Bank and Trust Limited. Payments made by us to Oceanic Bank and Trust Limited in respect of corporate administration fees and shared office costs for 2006, 2005 and 2004, totaled approximately $0.5 million in each of these years.

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

Dividend Policy

Commencing with the quarter ended September 30, 1995, we declared and paid quarterly cash dividends in the amount of $0.1075 per share on our common stock. We increased our quarterly dividend from $0.1075 to $0.125 per share on our common stock in the fourth quarter of 2003, from $0.125 to $0.1375 per share during the fourth quarter of 2004, from $0.1375 to $0.2075 per share in the fourth quarter of 2005, from $0.2075 to $0.2375 in the fourth quarter of 2006. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock. Pursuant to our dividend reinvestment program, holders of common stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of common stock at then prevailing market prices, but without brokerage commissions or service charges. On May 17, 2004, we effected a two-for-one stock split relating to our common stock. All per share data give effect to this stock split retroactively.

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

Significant Changes

Please read Item 4: Information on the Company: Anticipated Public Offering by Teekay Tankers and Item 18 - Financial Statements: Note 22 - Subsequent Events.

Item 9. The Offer and Listing

Our common stock is traded on the New York Stock Exchange (or NYSE) under the symbol “TK". The following table sets forth the high and low closing sales prices for our common stock on the NYSE for each of the periods indicated.(1)
Years Ended	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002

High	$45.8000	$50.0100	$54.4500	$28.6750	$20.8500
Low	35.6000	37.2500	27.9500	17.8550	13.1750

Quarters Ended	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	Mar. 31, 2005

High	$45.7700	$45.8000	$42.0500	$40.9000	$43.5600	$47.3000	$46.6500	$50.0100
Low	39.2200	39.4000	35.6000	36.7700	37.2500	42.7300	41.6400	40.1200

Months Ended	Mar. 31, 2007	Feb. 28, 2007	Jan. 31, 2007	Dec. 31, 2006	Nov. 30, 2006	Oct. 31, 2006

High	$54.1100	$51.3700	$50.2300	$45.7700	$42.4700	$42.2000
Low	48.9300	48.1800	42.5200	41.6800	40.5000	39.2200

(1)	On May 17, 2004, we effected a two-for-one stock split relating to our common stock; applicable per share information above gives effect to this stock split retroactively.

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

(f)	Agreement, dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others.

(g)	Agreement, dated October 2, 2006 for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility between Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks.

(h)	Agreement, dated August 23, 2006 for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and various other banks.

(i)	Annual Executive Bonus Plan.

(j)            Vision Incentive Plan.

(k)	2003 Equity Incentive Plan.

(l)	Amended 1995 Stock Option Plan.

(m)	Rights agreement, dated as of September 8, 2000, between Teekay Shipping Corporation and The Bank of New York, as Rights Agent

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

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are Japanese Yen, Singapore Dollar, Canadian Dollar, Australian Dollar, British Pound, Euro and Norwegian Kroner. During 2006, approximately 34% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

We enter into forward contracts as a hedge against changes in certain foreign exchange rates. As at December 31, 2006, we had the following foreign currency forward contracts:

	Expected Maturity Date
(contract amounts in millions of U.S. Dollars)	2007	2008	2009

Norwegian Kroner:
Contract amount	$208.3	$129.2	$9.6
Average contractual exchange rate	6.30	6.31	6.21
Euro:
Contract amount	$53.3	-	-
Average contractual exchange rate	0.76	-	-
Canadian Dollar:
Contract amount	$20.9	-	-
Average contractual exchange rate	1.14	-	-
Australian Dollar:
Contract amount	$4.3	-	-
Average contractual exchange rate	1.40	-	-
British Pounds:
Contract amount	$32.3	$15.3	$2.3
Average contractual exchange rate	0.54	0.53	0.53
Singapore Dollar:
Contract amount	$7.2	-	-
Average contractual exchange rate	1.53	-	-

To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract's change in fair value will be immediately recognized in income.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency denominated liabilities. As at December 31, 2006, we had Euro-denominated term loans of 311.6 million Euros ($411.3 million) included in long-term debt, Norwegian Kroner-denominated deferred income taxes of approximately 430.4 million NOK ($68.8 million) and British Pound-denominated tax lease contingency of approximately 13.0 million GBP ($25.5 million) included in other long-term liabilities. We have not hedged our Euro-denominated term loans as the revenue we receive from certain of our time charters is denominated in Euros and is used to pay the interest and principal payments on these loans.

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

The table below provides information about our financial instruments at December 31, 2006, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	190.5	83.3	111.2	160.7	395.2	1,276.2	2,217.1	(2,217.1)	6.1%
Variable Rate (Euro) (3) (4)	9.7	10.4	11.1	12.0	209.6	158.5	411.3	(411.3)	4.9%

Fixed-Rate Debt ($U.S.)	18.1	19.4	24.4	28.1	288.2	154.9	533.1	(537.8)	7.1%
Average Interest Rate	4.8%	5.3%	6.0%	6.1%	8.9%	4.9%	7.1%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	130.7	3.7	3.8	84.0	-	-	222.2	(222.2)	7.4%
Average Interest Rate (8)	8.8%	5.4%	5.4%	5.5%	-	-	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	302.1	26.2	234.4	50.4	47.4	2,639.0	3,299.5	8.7	5.1%
Average Fixed Pay Rate (2)	5.4%	5.2%	4.4%	5.2%	5.2%	5.1%	5.1%
Contract Amount (Euro) (4) (10)	9.7	10.4	11.1	12.0	209.6	158.5	411.3	13.1	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%
_________

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of December 31, 2006 ranged from 0.50% to 1.30%.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2006.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 135.2 million Euros ($178.3 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at December 31, 2006, this amount was 139.0 million Euros ($183.5 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
During January 2006, the three subsidiaries of Teekay Nakilat, each of which had contracted to have built one of the three RasGas II vessels sold their shipbuilding contracts and entered into 30-year capital leases for the vessels, which commenced upon delivery of the respective vessels. The first of the three RasGas II vessels delivered October 31, 2006 with the remaining two RasGas II vessels delivering in the first quarter of 2007. Under the terms of the leases and upon vessel delivery, Teekay Nakilat is required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at December 31, 2006 totaled $481.9 million, and the lease obligations, which upon delivery are expected to be approximately $180 million per vessel, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2006, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $457.9 million and $452.0 million, $20.4 million and ($26.1) million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)	Includes interest rate swaps of $506.0 million, $151.0 million, $333.5 million and $200.0 million that have inception dates of 2007, 2008, 2009, and 2010, respectively.

Commodity Price Risk

From time to time we use bunker fuel swap contracts as a hedge to protect against the change in the cost of forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract's change in fair value is immediately recognized in income. As at December 31, 2006, the Company was committed to contracts totaling 30,500 metric tonnes with a weighted-average price of $294.11 per tonne. The fuel swap contracts expire between January and December 2007.

Spot Market Rate Risk

We use written forward freight agreements as a hedge to protect against the change in spot market rates earned by some of our vessels. As at December 31, 2006, we were committed to forward freight agreements totaling 0.5 million metric tonnes with a notional principal amount of $5.4 million, which expire between January and December 2007.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on the evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006 to ensure that information required to be disclosed by Teekay in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to Teekay's management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

During 2006 there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Management’s Report on Internal Control over Financial Reporting

The management of Teekay Shipping Corporation is responsible for establishing and maintaining adequate internal controls over financial reporting.

The Company’s internal controls were designed to provide reasonable assurance as to the reliability of its financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal controls over financial reporting includes those policies and procedures that, 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made in accordance with authorizations of management and the directors of the Company; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

The Company conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. During 2006, the Company acquired a majority interest in Petrojarl ASA and its subsidiaries and began consolidating its operations. Please read Item 18 - Financial Statements: Note 3 - Acquisition of Petrojarl ASA. Management has excluded this business from its evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2006.

The Company’s independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying consolidated financial statements, the Company’s internal control over financial reporting, and management’s assessment that it maintained effective internal control over financial reporting. Their attestation report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting can be found on page F-2 of this Form 20-F.

Item 16A. Audit Committee Financial Expert

The Board has determined that director and Chair of the Audit Committee, Eileen A. Mercier, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

We have adopted Standards for Business Conduct that include a Code of Ethics for all employees and directors. This document is available under “Other Information - Corporate Governance” in the Investor Center of our web site (www.teekay.com). We also intend to disclose under “Other Information - Corporate Governance” in the Investor Center of our web site any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of our directors and executive officers.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2006 and 2005 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees Teekay Shipping Corporation and our subsidiaries paid or accrued for audit and other services provided by Ernst & Young LLP for 2006 and 2005.

Fees	2006	2005
Audit Fees (1)	$2,561,300	$1,353,550
Audit-Related Fees (2)	101,500	128,781
Tax Fees (3)	226,500	242,509
All Other Fees (4)	2,200	2,167
Total	$2,891,500	$1,727,007

_________

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements and review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries. Audit fees for 2006 and 2005 include $334,400 and $293,225, respectively, of fees paid to Ernst & Young LLP by Teekay LNG Partners L.P. (or Teekay LNG), a publicly traded entity controlled by Teekay, that were approved by the Audit Committee of the Board of Directors of Teekay LNG. Audit fees for 2006 include approximately $575,400 of fees paid to Ernst & Young by our subsidiary, Teekay Offshore Partners L.P. (Teekay Offshore) that were approved by the Audit Committee of the Board of Directors of Teekay Offshore.

(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, divestitures and other attestation services.

(3)
For 2006 and 2005, respectively, tax fees principally included international tax planning fees of $14,700 and $2,100, corporate tax compliance fees of $90,200 and $52,600, and personal and expatriate tax services fees of $121,600 and $157,809.

(4)	All other fees principally include subscription fees to an internet database of accounting information.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2006.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In November 2004, we announced that our Board of Directors had authorized the repurchase of up to 3,000,000 shares of our Common Stock in the open market. The following table shows the monthly stock repurchase activity related to this program:
Month of Repurchase	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Program

December 2004	1,400,200	$43.73	1,400,200	1,599,800
January 2005	1,599,800	42.27	1,599,800	0
	3,000,000	41.82	3,000,000

During 2005 and June 2006, we announced that its Board of Directors had authorized the repurchase of up to $655 million and $150 million respectively, of shares of our Common Stock in the open market. The following table shows the monthly stock repurchase activity related to these programs:
Month of Repurchase	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Program

April 2005	10,000	$42.15	10,000	$ 654,579,000
May 2005	1,430,400	42.54	1,430,400	593,729,000
June 2005	2,163,700	43.72	2,163,700	499,132,000
July 2005	409,300	44.79	409,300	480,800,000
August 2005	2,034,000	44.43	2,034,000	390,429,000
September 2005	850,000	43.37	850,000	353,565,000
October 2005	1,827,300	39.18	1,827,300	281,971,000
November 2005	1,116,600	41.48	1,116,600	235,654,000
December 2005	1,242,200	41.39	1,242,200	184,240,000
January 2006	1,715,000	39.59	1,715,000	116,343,000
February 2006	1,875,000	38.43	1,875,000	44,287,000
March 2006	200,000	39.33	200,000	36,421,000
June 2006	726,400	40.03	726,400	157,338,000
July 2006	575,000	41.94	575,000	133,221,000
August 2006	254,500	44.44	254,500	121,911,000
November 2006	252,700	41.72	252,700	111,368,000
December 2006	238,000	43.83	238,000	100,937,000
	16,920,100	41.90	16,920,100

PART III
Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and schedule, together with the related report of Ernst & Young LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

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

2.6	Exchange and Registration Rights Agreement dated December 6, 2001 between Teekay Shipping Corporation and Goldman, Sachs & Co. (4)
2.7	Specimen of Teekay Shipping Corporation’s 8.875% Senior Notes due 2011. (3)
4.1	1995 Stock Option Plan. (2)
4.2	Amendment to 1995 Stock Option Plan. (5)
4.3	Amended 1995 Stock Option Plan. (6)
4.4	2003 Equity Incentive Plan. (7)
4.5	Annual Executive Bonus Plan. (8)
4.6	Vision Incentive Plan. (9)
4.7	Form of Indemnification Agreement between Teekay and each of its officers and directors. (2)
4.8	Rights agreement, dated as of September 8, 2000, between Teekay Shipping Corporation and The Bank of New York, as Rights Agent. (10)
4.9	Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.(11)
4.10	Agreement, dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC. (8)
4.11
Amendment dated September 30, 2004 to Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (8)

4.12	Agreement dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others. (9)
4.13	Agreement dated October 2, 2006, for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility between Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. (12)
4.14	Agreement dated August 23, 2006, for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and various other banks. (12)
4.15	Amended and Restated Omnibus agreement
8.1	List of Significant Subsidiaries.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.
13.1	Teekay Shipping Corporation Certification of Bjorn Moller, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Shipping Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of Ernst & Young LLP, as independent registered public accounting firm.

(1)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on March 30, 2000, and hereby incorporated by reference to such Annual Report.

(2)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.

(3)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (Registration No. 333-64928), filed with the SEC on July 11, 2001, and hereby incorporated by reference to such Registration Statement.

(4)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (Registration No. 333-76922), filed with the SEC on January 17, 2002, and hereby incorporated by reference to such Registration Statement.

(5)	Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on May 2, 2000, and hereby incorporated by reference to such Report.

(6)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Annual Report.

(7)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-119564), filed with the SEC on October 6, 2004, and hereby incorporated by reference to such Registration Statement.

(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2005, and hereby incorporated by reference to such Report.

(9)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 10, 2006, and hereby incorporated by reference to such Report.

(10)	Previously filed as an exhibit to the Company’s Form 8-A (File No.1-12874), filed with the SEC on September 11, 2000, and hereby incorporated by reference to such Annual Report.

(11)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 14, 2003, and hereby incorporated by reference to such Report.

(12)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on December 21, 2006, and hereby incorporated by reference to such Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                  TEEKAY SHIPPING CORPORATION

By: /s/ Vincent Lok
Vincent Lok
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: April 19, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
TEEKAY SHIPPING CORPORATION

We have audited the accompanying consolidated balance sheets of Teekay Shipping Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Shipping Corporation and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Teekay Shipping Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2007 expressed an unqualified opinion thereon.

Vancouver, Canada,            /s/ ERNST & YOUNG LLP
March 12, 2007,
except for Note 22(c), as to which the date is April 17, 2007          Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
TEEKAY SHIPPING CORPORATION

We have audited management’s assessment, included in the accompanying “Management’s Report on Internal Control over Financial Reporting” in Item 15, that Teekay Shipping Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Teekay Shipping Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Teekay Petrojarl ASA and its subsidiaries, which are included in the 2006 consolidated financial statements of Teekay Shipping Corporation and constituted 14% and 3% of total and net assets, respectively, as of December 31, 2006 and 4% and 2% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Teekay Shipping Corporation also did not include an evaluation of the internal control over financial reporting of Teekay Petrojarl ASA and its subsidiaries.

In our opinion, management’s assessment that Teekay Shipping Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Teekay Shipping Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Teekay Shipping Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 of Teekay Shipping Corporation and our report dated March 12, 2007, except for Note 22(c), as to which the date is April 17, 2007 expressed an unqualified opinion thereon.

Vancouver, Canada,            /s/ ERNST & YOUNG LLP
March 12, 2007             Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $

REVENUES	2,013,306	1,954,618	2,219,238

OPERATING EXPENSES
Voyage expenses	522,117	419,169	432,395
Vessel operating expenses	257,350	206,749	218,489
Time-charter hire expense	402,522	467,990	457,180
Depreciation and amortization	223,965	205,529	237,498
General and administrative	177,915	159,707	130,742
Writedown / (gain) on sale of vessels and equipment (note 19)	(1,341)	(139,184)	(79,254)
Restructuring charge (note 15)	8,929	2,882	1,002
Total operating expenses	1,591,457	1,322,842	1,398,052
Income from vessel operations	421,849	631,776	821,186

OTHER ITEMS
Interest expense	(171,643)	(132,428)	(121,518)
Interest income	56,224	33,943	18,528
Equity income from joint ventures	5,940	11,141	13,730
Gain on sale of marketable securities	1,422	-	93,175
Foreign exchange (loss) gain (note 9)	(45,382)	59,810	(42,704)
Other - net (note 15)	(6,166)	(33,342)	(24,957)
Total other items	(159,605)	(60,876)	(63,746)
Net income	262,244	570,900	757,440
Per common share amounts
• Basic earnings (note 20)	3.58	7.30	9.14
• Diluted earnings (note 20)	3.49	6.83	8.63
• Cash dividends declared	0.8600	0.6200	0.5125
Weighted average number of common shares (note 20)
• Basic	73,180,193	78,201,996	82,829,336
• Diluted	75,128,724	83,547,686	87,729,037

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)
	As at December 31, 2006 $	As at December 31, 2005 $
ASSETS
Current Cash and cash equivalents (note 9)	343,914	236,984
Restricted cash - current (note 11)	64,243	152,286
Accounts receivable	191,963	151,732
Vessel held for sale (note 19a)	20,754	-
Net investment in direct financing leases - current	21,926	20,240
Prepaid expenses	78,495	60,134
Other assets	25,845	9,041
Total current assets	747,140	630,417
Restricted cash - long term (note 11)	615,749	158,798
Vessels and equipment (note 9) At cost, less accumulated depreciation of $859,014 (2005 - $766,696)	4,271,387	2,536,002
Vessels under capital leases, at cost, less accumulated depreciation of $42,609 (2005 - $35,574) (note 11)	654,022	712,120
Advances on newbuilding contracts (note 17)	382,659	473,552
Total vessels and equipment	5,308,068	3,721,674
Net investment in direct financing leases	86,470	100,996
Investment in joint ventures (note 17)	124,295	145,448
Other assets	304,477	113,590
Intangible assets - net (note 7)	280,559	252,280
Goodwill (note 7)	266,718	170,897
Total assets	7,733,476	5,294,100
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Accounts payable	69,593	40,908
Accrued liabilities (note 8)	241,495	125,878
Current portion of long-term debt (note 9)	218,281	159,053
Current obligation under capital leases (note 11)	150,762	139,001
Current portion of in-process revenue contracts (note 7)	93,938	-
Total current liabilities	774,069	464,840
Long-term debt (note 9)	2,943,265	1,719,690
Long-term obligation under capital leases (note 11)	407,375	415,234
Derivative instruments (note 16)	52,139	33,509
Deferred income tax (note 1)	72,393	67,250
Asset retirement obligation (note 1)	21,215	-
In-process revenue contracts (note 7)	317,835	-
Other long-term liabilities	162,560	74,232
Total liabilities	4,750,851	2,774,755
Commitments and contingencies (notes 6, 9, 10, 11, 16, 17 and 22)
Minority interest	454,403	282,803
Stockholders' equity Capital stock (note 13)	588,651	471,784
Additional paid-in capital (note 13)	8,061	-
Retained earnings	1,943,397	1,833,588
Accumulated other comprehensive loss (note 16)	(11,887)	(68,830)
Total stockholders' equity	2,528,222	2,236,542
Total liabilities and stockholders’ equity	7,733,476	5,294,100

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $
Cash and cash equivalents provided by (used for) OPERATING ACTIVITIES Net income	262,244	570,900	757,440
Non-cash items:
Depreciation and amortization	223,965	205,529	237,498
Amortization of in-process revenue contracts	(22,404)	-	-
Gain on sale of vessels	(9,041)	(151,427)	(79,254)
Gain on sale of marketable securities	(1,422)	-	(93,175)
Loss on writedown of vessels and equipment	7,700	12,243	-
Loss on repurchase of bonds	375	13,255	769
Equity income (net of dividends received: December 31, 2006 - $6,585; December 31, 2005 - $9,227; December 31, 2004 - $12,576)	645	(1,914)	(1,154)
Income taxes	7,869	(2,340)	35,048
Employee stock option compensation	9,297	-	-
Loss from settlement of interest rate swaps	-	7,820	-
Writeoff of capitalized loan costs	2,790	7,462	-
Unrealized foreign exchange (gain) loss and other - net	44,458	(23,174)	16,971
Change in non-cash working capital items related to operating activities (note 18)	50,360	(8,644)	(26,550)
Expenditures for drydocking	(31,120)	(20,668)	(32,889)
Net operating cash flow	545,716	609,042	814,704
FINANCING ACTIVITIES Proceeds from long-term debt	2,129,649	2,472,316	1,631,181
Capitalized loan costs	(19,424)	(8,495)	(9,960)
Loan from joint venture partner	4,280	33,500	-
Scheduled repayments of long-term debt	(25,051)	(61,242)	(150,314)
Prepayments of long-term debt	(1,275,121)	(2,629,624)	(1,731,223)
Repayments of capital lease obligations	(153,395)	(78,919)	(66,109)
(Increase) decrease in restricted cash	(328,035)	81,304	8,341
Settlement of interest rate swaps	-	(143,295)	-
Net proceeds from sale of Teekay Offshore Partners L.P. units (note 4)	156,711	-	-
Net proceeds from sale of Teekay LNG Partners L.P. units (note 5)	-	257,986	-
Investment in subsidiaries from minority owners	-	25,329	-
Distribution from subsidiaries to minority owners	(24,931)	(14,093)	-
Issuance of Common Stock upon exercise of stock options	15,325	20,359	51,280
Repurchase of Common Stock (note 13)	(233,305)	(538,377)	(61,237)
Cash dividends paid	(63,065)	(49,151)	(42,362)
Net financing cash flow	183,638	(632,402)	(370,403)
INVESTING ACTIVITIES Expenditures for vessels and equipment	(442,470)	(555,142)	(548,587)
Proceeds from sale of vessels and equipment	326,901	534,007	440,556
Proceeds from sale of marketable securities	8,898	-	135,357
Purchase of Petrojarl ASA, net of cash acquired of $71,728 (note 3)	(464,823)	-	-
Purchase of Teekay Shipping Spain S.L., net of cash acquired of $11,191 (note 6)	-	-	(286,993)
Investment in joint ventures	(9,868)	(82,399)	(4,369)
Loan to joint ventures	(61,333)	(13,000)	-
Investment in direct financing leases	(13,420)	(23,708)	(53,273)
Repayment of direct financing leases	19,323	12,440	9,381
Other	14,368	(38,891)	(1,620)
Net investing cash flow	(622,424)	(166,693)	(309,548)
Increase (decrease) in cash and cash equivalents	106,930	(190,053)	134,753
Cash and cash equivalents, beginning of the period	236,984	427,037	292,284
Cash and cash equivalents, end of the period	343,914	236,984	427,037

Non-cash investing and financing activities (note 18b)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands of U.S. dollars)

	Thousands of Common Shares #	Common Stock $	Additional Paid-in Capital $	Retained Earnings $	Accumulated Other Compre- hensive Income (Loss) $	Compre-hensive Income $	Total Stockholders' Equity $
Balance as at December 31, 2003	81,222	492,653	-	1,095,650	63,524		1,651,827
Net income				757,440		757,440	757,440
Other comprehensive income:
Unrealized gain on marketable securities					39,369	39,369	39,369
Reclassification adjustment for gain on marketable securities included in net income					(92,539)	(92,539)	(92,539)
Unrealized loss on derivative instruments (note 16)					(94,822)	(94,822)	(94,822)
Reclassification adjustment for loss on derivative instruments (note 16)					28,336	28,336	28,336
Comprehensive income						637,784
Dividends declared				(42,366)			(42,366)
Reinvested dividends	1	3					3
100% Common Stock dividends		41		(41)			-
Exercise of stock options	3,125	51,280					51,280
Issuance of Common Stock (note 13)	3	67					67
Repurchase of Common Stock (note 13)	(1,400)	(9,106)		(52,131)			(61,237)
Balance as at December 31, 2004	82,951	534,938	-	1,758,552	(56,132)		2,237,358
Net income				570,900		570,900	570,900
Other comprehensive income:
Unrealized loss on marketable securities					(1,348)	(1,348)	(1,348)
Unrealized loss on derivative instruments (note 16)					(25,370)	(25,370)	(25,370)
Reclassification adjustment for loss on derivative instruments (note 16)					14,020	14,020	14,020
Comprehensive income						558,202
Dividends declared				(49,155)			(49,155)
Reinvested dividends	1	4					4
Exercise of stock options	1,098	20,359					20,359
Issuance of Common Stock (note 13)	9	297					297
Repurchase of Common Stock (note 13)	(12,683)	(83,814)		(454,563)			(538,377)
Gain on public offerings of Teekay LNG (note 5)				7,854			7,854
Balance as at December 31, 2005	71,376	471,784	-	1,833,588	(68,830)		2,236,542
Net income				262,244		262,244	262,244
Other comprehensive income:
Unrealized gain on marketable securities					8,370	8,370	8,370
Unrealized gain on derivative instruments (note 16)					45,332	45,332	45,332
Reclassification adjustment for gain on marketable securities					(1,422)	(1,422)	(1,422)
Reclassification adjustment for loss on derivative instruments (note 16)					4,663	4,663	4,663
Comprehensive income						319,187
Dividends declared				(63,071)			(63,071)
Reinvested dividends	1	6					6
Exercise of stock options	745	16,561	(1,236)				15,325
Issuance of Common Stock (note 13)	13	429					429
Repurchase of Common Stock (note 13)	(5,837)	(42,132)		(191,173)			(233,305)
Settlement of the Premium Equity Participating Security Units (notes 9 and 13)	6,534	142,003					142,003
Employee stock option compensation (note 13)			9,297				9,297
Gain on public offering of Teekay Offshore (note 4)				101,809			101,809
Balance as at December 31, 2006	72,832	588,651	8,061	1,943,397	(11,887)		2,528,222

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.  Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles. They include the accounts of Teekay Shipping Corporation (or Teekay), which is incorporated under the laws of The Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company). Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

Operating revenues and expenses

The Company recognizes revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is off-hire. All revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Revenues from floating production, storage and offloading service contracts are recognized as service is performed. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Pursuant to Emerging Issues Task Force (EITF) 91-9, voyage expenses and vessel operating expenses are recognized when incurred. For periods prior to October 1, 2006, the Company recognized voyage expenses ratably over the length of each voyage. The impact of recognizing voyage expenses ratably over the length of each voyage was not materially different on a quarterly and annual basis from recognizing such costs as incurred.

Cash and cash equivalents

The Company classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

Cash interest paid during the years ended December 31, 2006, 2005 and 2004 totaled $181.6 million, $148.9 million and $130.1 million, respectively.

Marketable securities

The Company's investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains and losses on available-for-sale securities are reported as a component of accumulated other comprehensive income (loss).

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company's customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel's estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for crude oil tankers, 25 to 30 years for floating production, storage and offloading (or FPSO) units and 35 years for liquefied natural gas (or LNG) carriers from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years or 35 years, respectively. Depreciation of vessels and equipment for the years ended December 31, 2006, 2005 and 2004 aggregated $186.6 million, $166.5 million and $189.4 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and vessels accounted for as capital leases.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Interest costs capitalized to vessels and equipment for the years ended December 31, 2006, 2005 and 2004 aggregated $15.9 million, $16.6 million and $9.9 million, respectively.

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

Generally, the Company drydocks each vessel every two and a half to five years. In addition, a shipping society classification intermediate survey is performed on the Company’s LNG carriers between the second and third year of the five-year drydocking period. The Company capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and for annual class survey costs on the Company’s FPSO units. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2006, 2005 and 2004 aggregated $15.4 million, $14.9 million and $23.5 million, respectively.

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

Direct financing leases

The Company assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products. Leasing of the VOC Equipment is accounted for as a direct financing lease, with lease payments received by the Company being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

Investment in joint ventures

As at December 31, 2006, the Company had a 40% to 50% participating interest in eight joint venture companies (2005 - nine). Prior to December 1, 2006, each of these joint venture companies was accounted for using the equity method, whereby the investment was carried at the Company's original cost plus its proportionate share of undistributed earnings. On December 1, 2006, the operating agreements for five 50%-owned joint ventures, each of which owns one shuttle tanker, were amended. These amendments resulted in the Company obtaining control of these joint ventures and, consequently, the Company has consolidated these entities effective December 1, 2006.

Loan costs

Loan costs, including fees, commissions and legal expenses, are presented as other assets and are capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

Derivative instruments

The Company utilizes derivative financial instruments to reduce risk from foreign currency fluctuations, changes in interest rates, changes in spot market rates for vessels and changes in bunker fuel prices, but does not use them for trading purposes. Statement of Financial Accounting Standards No. 133 (or SFAS No. 133) “Accounting for Derivative Instruments and Hedging Activities,” which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivative instruments and hedging activities.

Derivative instruments are recorded as other assets or other long-term liabilities, measured at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized in income (see Note 16).

Goodwill and intangible assets

Goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. Intangible assets with finite lives are amortized over their useful lives.

The Company’s intangible assets consist primarily of time charter contracts acquired as part of the purchase of Teekay Shipping Spain S.L (or Teekay Spain), Contracts of affreightment acquired as part of the purchase of Navion AS (or Navion) and customer relationships acquired as part of the purchase of Petrojarl ASA (or Petrojarl). The value ascribed to the time charter contracts and Contracts of affreightment are being amortized over the life of the associated contract, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts. The value ascribed to the customer relationships is being amortized on a straight line basis over the expected term of the customer relationship.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Asset retirement obligation

The Company has an asset retirement obligation relating to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. This obligation generally involves restoration of the environment surrounding the facility and removal and disposal of all production equipment. This obligation is expected to be settled at the end of the contract, which is anticipated no later than 2014. The asset retirement obligation will be covered in part by contractual payments from FPSO contract counterparties.

The Company records the fair value of an asset retirement obligation as a liability in the period when the obligation arises. When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related equipment. Each period, the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. Changes in the amount or timing of the estimated asset retirement obligation are recorded as an adjustment to the related asset. As at December 31, 2006, the asset retirement obligation and associated receivable from third parties were $21.2 million and $6.8 million, respectively.

Income taxes

The legal jurisdictions in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. Among others, the Company's Australian ship-owning subsidiaries and its Norwegian subsidiaries are subject to income taxes (see Note 15). Deferred income taxes are $72.4 million, $67.3 million and $121.4 million at December 31, 2006, 2005 and 2004, respectively. The Company accounts for such taxes using the liability method pursuant to SFAS No. 109, "Accounting for Income Taxes."

Issuance of shares or units by subsidiaries

The Company accounts for gains or losses from the issuance of shares or units by its subsidiaries as an adjustment to stockholders’ equity.

Accounting for stock-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R) “Share-Based Payment”, using the “modified prospective” method. Under this transition method, compensation cost is recognized in the 2006 financial statements for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated.

As a result of adopting SFAS 123(R), the Company’s net income for the year ended December 31, 2006 is $9.3 million lower than if it had continued to account for share-based compensation under Accounting Principles Board Opinion No. 25 (or APB 25), “Accounting for Stock Issued to Employees.” Basic and diluted earnings per share for the year ended December 31, 2006 are $0.13 and $0.12 lower, respectively, than if the Company had continued to account for share-based compensation under APB 25.

Prior to January 1, 2006, the Company accounted for stock options under the recognition and measurement provision using the intrinsic value method, as permitted by SFAS No. 123 “Accounting for Stock-Based Compensation.” As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense was recognized under APB 25.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, as amended by SFAS No. 123(R), to stock-based employee compensation (see Note 13).

	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $

Net income - as reported	570,900	757,440
Less: Total stock-based compensation expense	8,077	8,996
Net income - pro forma	562,823	748,444
Basic earnings per common share:
As reported	7.30	9.14
Pro forma	7.20	9.04
Diluted earnings per common share:
As reported	6.83	8.63
Pro forma	6.74	8.53

For the purpose of the above pro forma calculations and the compensation cost recognized in the 2006 financial statements, the fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 31% in 2006 and 35% in 2005 and 2004; expected life of five years; dividend yield of 2.0% in 2006 and 1.5% in 2005 and 2004; and risk-free interest rate of 4.8% in 2006, 4.1% in 2005 and 2.7% in 2004.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Comprehensive income

The Company follows SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements.

Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board (or FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 will require companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not determined the effect, if any, that the adoption of FIN 48 will have on the Company’s consolidated financial position or results of operations.

2. Segment Reporting

The Company is primarily engaged in the international marine transportation of crude oil, clean petroleum products and LNG through the operation of its tankers and LNG carriers, and in the offshore processing and storage of crude oil. The Company’s revenues are earned in international markets.

Statoil ASA, an international oil company, accounted for 15% ($307.9 million) of the Company’s consolidated revenues during the year ended December 31, 2006. The same customer accounted for 20% ($392.2 million) of the Company’s consolidated revenues during 2005 and 17% ($373.7 million) during 2004. No other customer accounted for over 10% of the Company’s consolidated revenues during any of those years.

The Company’s acquisition of Petrojarl in 2006 and changes in the Company’s internal organization have resulted in the Company revising its reportable segments in 2006. This has resulted in the Company disaggregating its offshore segment from its fixed-rate tanker segment and reclassifying the Company’s liquefied petroleum gas (or LPG) carriers from its fixed-rate tanker segment to its liquefied gas segment. The Company has restated all segment information for previous years.

The Company has four reportable segments: its offshore segment, its fixed-rate tanker segment, its liquefied gas segment, and its spot tanker segment. The Company’s offshore segment consists of shuttle tankers, FPSO units and floating storage and offtake (or FSO) units. The Company’s fixed-rate tanker segment consists of conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts. The Company’s liquefied gas segment consists of LNG carriers and LPG carriers. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or that constitute short-term fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the years ended December 31, 2006, 2005 and 2004.

Year ended December 31, 2006	Offshore Segment $	Fixed-Rate Tanker Segment $	Liquefied Gas Segment $	Spot Tanker Segment $	Total $

Revenues - external	667,847	181,605	104,489	1,059,365	2,013,306
Voyage expenses	89,642	1,999	975	429,501	522,117
Vessel operating expenses	134,866	44,083	18,912	59,489	257,350
Time-charter hire expense	170,662	16,869	-	214,991	402,522
Depreciation and amortization	105,861	32,741	33,160	52,203	223,965
General and administrative (1)	58,048	16,000	15,685	88,182	177,915
Writedown / (gain) loss on sale of vessels and equipment	698	-	-	(2,039)	(1,341)
Restructuring charge	-	-	-	8,929	8,929
Income from vessel operations	108,070	69,913	35,757	208,109	421,849

Revenues - intersegment	5,088	-	-	-	5,088
Equity income	5,958	831	(226)	(623)	5,940
Investments in joint ventures at December 31, 2006	20	5,132	86,119	33,024	124,295
Total assets at December 31, 2006	3,081,177	678,033	2,104,525	1,116,145	6,979,880
Expenditures for vessels and equipment (2)	118,455	33,938	5,092	284,985	442,470

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
 (all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Year ended December 31, 2005	Offshore Segment $	Fixed-Rate Tanker Segment $	Liquefied Gas Segment $	Spot Tanker Segment $	Total $

Revenues - external	559,094	170,256	102,423	1,122,845	1,954,618
Voyage expenses	69,137	2,919	70	347,043	419,169
Vessel operating expenses	87,059	39,731	17,434	62,525	206,749
Time-charter hire expense	168,178	26,082	-	273,730	467,990
Depreciation and amortization	89,177	29,702	31,545	55,105	205,529
General and administrative (1)	43,779	12,720	13,743	89,465	159,707
Writedown / (gain) loss on sale of vessels and equipment	2,820	-	-	(142,004)	(139,184)
Restructuring charge	955	-	-	1,927	2,882
Income from vessel operations	97,989	59,102	39,631	435,054	631,776

Revenues - intersegment	4,607	-	-	-	4,607
Equity income	4,633	1,275	-	5,233	11,141
Investments in joint ventures at December 31, 2005	29,138	4,769	82,399	29,142	145,448
Total assets at December 31, 2005	1,355,554	674,067	1,773,790	906,028	4,709,439
Expenditures for vessels and equipment (2)	13,106	47,547	320,361	174,128	555,142

Year ended December 31, 2004	Offshore Segment $	Fixed-Rate Tanker Segment $	Liquefied Gas Segment $	Spot Tanker Segment $	Total $

Revenues - external	595,148	124,929	48,370	1,450,791	2,219,238
Voyage expenses	71,755	5,303	221	355,116	432,395
Vessel operating expenses	82,908	32,593	9,594	93,394	218,489
Time-charter hire expense	176,005	18,053	-	263,122	457,180
Depreciation and amortization	100,439	27,478	14,011	95,570	237,498
General and administrative (1)	44,948	10,835	4,588	70,371	130,742
Writedown / (gain) loss on sale of vessels and equipment	(3,725)	(3,428)	-	(72,101)	(79,254)
Restructuring charge	-	-	-	1,002	1,002
Income from vessel operations	122,818	34,095	19,956	644,317	821,186

Revenues - intersegment	4,607	-	-	-	4,607
Equity income	6,351	339	-	7,040	13,730
Investments in joint ventures at December 31, 2004	26,431	4,172	-	29,034	59,637
Total assets at December 31, 2004	1,458,867	600,684	1,538,331	1,119,302	4,717,184
Expenditures for vessels and equipment (2)	136,780	54,305	142,930	214,572	548,587

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)	Excludes vessels purchased as part of the Company’s acquisition of Petrojarl in October 2006 and of Teekay Spain in April 2004.

A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:

	December 31, 2006 $	December 31, 2005 $

Total assets of all segments	6,979,880	4,709,439
Cash and restricted cash	352,607	244,510
Accounts receivable and other assets	400,989	340,151
Consolidated total assets	7,733,476	5,294,100

3. Acquisition of Petrojarl ASA

During the third quarter of 2006, the Company acquired 43% of the outstanding shares of Petrojarl ASA, which is listed on the Oslo Stock Exchange. Petrojarl is a leading independent operator of FPSO units. As required by Norwegian law, after acquiring 40% of Petrojarl's outstanding shares, on September 18, 2006, the Company launched a mandatory bid for Petrojarl's remaining shares at a price of Norwegian Kroner 70 per share. The mandatory bid expired on October 18, 2006. Shares acquired from the mandatory bid and other shares acquired on the open market during the fourth quarter of 2006 increased the Company’s ownership interest in Petrojarl to 64.5% by December 31, 2006. On December 1, 2006, Petrojarl was renamed Teekay Petrojarl ASA. The total purchase price of $536.8 million was paid in cash and was financed through a combination of bank financing and cash balances.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Petrojarl, based in Trondheim, Norway, has a fleet of four owned FPSO units operating under long-term service contracts in the North Sea. To service these contracts, Petrojarl also charters two shuttle tankers and one FSO unit. The combination of Petrojarl’s offshore engineering expertise and reputation as a quality operator of FPSO units, and Teekay’s global marine operations and extensive customer network, positions the Company to competitively pursue new FPSO projects. This has contributed to the recognition of goodwill.

The acquisition of Petrojarl has been accounted for using the purchase method of accounting, based upon estimates of fair value. Certain of these estimates of fair value are preliminary and are subject to further adjustment. Petrojarl’s operating results are reflected in these financial statements commencing October 1, 2006, the designated effective date of acquisition. The Company’s interest in Petrojarl for the third quarter of 2006 has been included in equity income.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed by the Company at October 1, 2006.
At October 1, 2006 $
ASSETS
Cash, cash equivalents and short-term restricted cash	73,238
Other current assets	48,760
Vessels and equipment	1,249,253
Other assets - long-term	21,486
Intangible assets subject to amortization: Customer relationships (weighted-average useful life of 15.3 years)	49,870
Goodwill (offshore segment)	95,465
Total assets acquired	1,538,072
LIABILITIES
Current liabilities	60,125
Long-term debt	325,000
Asset retirement obligation	20,831
In-process revenue contracts	434,177
Other long-term liabilities	56,822
Total liabilities assumed	896,955
Minority interest	104,337
Net assets acquired (cash consideration)	536,780

The following table shows comparative summarized consolidated pro forma financial information for the Company for the years ended December 31, 2006 and 2005, giving effect to the acquisition of 64.5% of the outstanding shares in Petrojarl as if it had taken place on January 1 of each of the periods presented:
	Pro Forma	Pro Forma
	Year Ended	Year Ended
	December 31, 2006	December 31, 2005
	(unaudited)	(unaudited)
	$	$

Revenues	2,284,067	2,324,911
Net income	270,356	573,300
Earnings per share
- Basic	3.69	7.33
- Diluted	3.60	6.86

4. Public Offering of Teekay Offshore Partners L.P.

On December 19, 2006, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore), completed its initial public offering (or IPO) of 8.1 million common units at a price of $21.00 per unit. As a result, the Company recorded a $101.8 million increase to stockholders’ equity which represents the Company’s gain from the issuance of units in the IPO.

The proceeds received from the public offering and the use of those proceeds are summarized as follows:
Proceeds received:	IPO $
Sale of 8,050,000 common units at $21.00 per unit	169,050

Use of proceeds from sale of common units:
Underwriting and structuring fees.	11,088
Professional fees and other offering expenses to third parties	2,700
Repayment of note payable to Teekay Shipping Corporation.	155,262
169,050

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Teekay Offshore is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the offshore oil marine transportation, processing and storage sectors. Immediately after the IPO, Teekay Offshore owned 26% of Teekay Offshore Operating L.P. (or OPCO), including its 2% general partner interest. OPCO owns and operates a fleet of 36 shuttle tankers (including 12 chartered-in vessels), four FSO vessels, and nine conventional Aframax tankers. All of OPCO’s vessels operate under long-term, fixed-rate contracts. Teekay directly owns the remaining 74% of OPCO and 59.75% of Teekay Offshore, including its 2% general partner interest. As a result, the Company effectively owns 89.5% of OPCO. Teekay Offshore also has rights to participate in certain FPSO opportunities involving Petrojarl.

In connection with the public offering in May 2005 of Teekay LNG Partners L.P. (or Teekay LNG), Teekay entered into an omnibus agreement with Teekay LNG, Teekay LNG’s general partner and others governing, among other things, when the Teekay and Teekay LNG may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with the IPO to govern, among other things, when Teekay, Teekay LNG and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

5. Public Offerings of Teekay LNG Partners L.P.

On May 10, 2005, the Company’s subsidiary Teekay LNG completed its initial public offering (or the Offering) of 6.9 million common units at a price of $22.00 per unit. During November 2005, Teekay LNG issued an additional 4.6 million common units at a price of $27.40 per unit (or the Follow-on Offering). As a result of these transactions, the Company recorded a $7.9 million increase to stockholders’ equity which represents the Company’s gain from the issuance of units for the Offering and Follow-on Offering.

The proceeds received from the public offerings and the use of those proceeds are summarized as follows:

Proceeds received:	Offering $	Follow-On Offering $	Total $
Sale of 6,900,000 common units at $22.00 per unit	151,800	-	151,800
Sale of 4,600,000 common units at $27.40 per unit	-	126,040	126,040
	151,800	126,040	277,840
Use of proceeds from sale of common units:
Underwriting and structuring fees.	10,473	5,042	15,515
Professional fees and other offering expenses to third parties	5,616	959	6,575
Repayment of loans from Teekay Shipping Corporation	129,400	-	129,400
Purchase of three Suezmax tankers from Teekay Shipping Corporation.	-	120,039	120,039
Working capital	6,311	-	6,311
	151,800	126,040	277,840

Teekay LNG is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG provides LNG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies through its fleet of LNG carriers and Suezmax class crude oil tankers.

Concurrently with Teekay LNG’s Follow-On Offering, the Company sold to Teekay LNG three double-hulled Suezmax tankers and related long-term, fixed-rate time charters for an aggregate price of $180 million. Teekay LNG financed the acquisition with the net proceeds of the public offering, together with borrowings under one of its revolving credit facilities and cash balances.

6. Acquisition of Teekay Shipping Spain S.L.

On April 30, 2004, the Company acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries and renamed it Teekay Shipping Spain, S.L.. Teekay Spain engages in the marine transportation of crude oil and LNG. The Company acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. The recognition of goodwill was supported by managements’ belief that the acquisition of the Teekay Spain business would provide the Company with a strategic platform from which to expand its presence in the LNG shipping sector and immediate access to reputable LNG operations. The Company anticipated this will benefit it when bidding on future LNG projects. In the transaction, Teekay also entered into an agreement with an entity controlled by the former controlling shareholder of Teekay Spain to establish a 50/50 joint venture that will pursue new business in the oil and gas shipping sectors that relate only to the Spanish market or are led by Spanish entities or entities controlled by a Spanish company. Teekay Spain’s results of operations have been consolidated with the Company’s results commencing May 1, 2004.

As at December 31, 2006, Teekay Spain’s LNG fleet consisted of four LNG vessels. Teekay Spain’s vessels are contracted under long-term, fixed-rate time charters to major Spanish energy companies. As at December 31, 2006, Teekay Spain’s conventional crude oil tanker fleet consisted of five Suezmax tankers. All five Suezmax tankers are contracted under long-term, fixed-rate time charters with a major Spanish oil company.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 30, 2004, the date of the Teekay Spain acquisition.

At April 30, 2004 $
ASSETS
Cash, cash equivalents and short-term restricted cash	85,092
Other current assets	7,415
Vessels and equipment	821,939
Restricted cash - long term	311,664
Other assets - long-term	15,355
Intangible assets subject to amortization: Time-charter contracts (weighted-average useful life of 19.2 years)	183,052
Goodwill ($3.6 million allocated to fixed-rate tanker segment and $35.7 million allocated to liquefied gas segment)	39,279
Total assets acquired	1,463,796
LIABILITIES
Current liabilities	98,428
Long-term debt	668,733
Obligations under capital leases	311,011
Other long-term liabilities	87,439
Total liabilities assumed	1,165,611
Net assets acquired (cash consideration)	298,185

The following table shows comparative summarized consolidated pro forma financial information for the Company for the year ended December 31, 2004, giving effect to the acquisition of 100% of the outstanding shares in Teekay Spain as if it had taken place on January 1, 2004:

Pro Forma
Year Ended
December 31, 2004
(unaudited)
$

Revenues	2,259,956
Net income (1)	769,240
Earnings per share
- Basic	9.29
- Diluted	8.77

(1) The results of Teekay Spain for the four months ended April 30, 2004 included a foreign exchange gain of $18.0 million. Substantially all of the foreign exchange gain was unrealized.

7.	Goodwill, Intangible Assets and In-Process Revenue Contracts

Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2006 for the Company’s reporting segments are as follows:

	Offshore Segment $	Fixed-Rate Tanker Segment $	Liquefied Gas Segment $	Spot Tanker Segment $	Other $	Total $
Balance as of December 31, 2005	130,548	3,648	35,631	-	1,070	170,897
Goodwill acquired	95,821	-	-	-	-	95,821
Goodwill impairment	-	-	-	-	-	-
Balance as of December 31, 2006	226,369	3,648	35,631	-	1,070	266,718

Intangible Assets

As at December 31, 2006, the Company’s intangible assets consisted of:

	Weighted-Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(57,825)	66,425
Time-charter contracts	19.2	182,552	(22,488)	160,064
Customer relationships	15.3	49,870	(835)	49,035
Intellectual property	7.0	9,588	(4,553)	5,035
	15.3	366,260	(85,071)	280,559

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2005, the Company’s intangible assets consisted of:
	Weighted-Average Amortization eriod (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(45,748)	78,502
Time-charter contracts	19.2	182,552	(13,358)	169,194
Intellectual property	7.0	7,701	(3,117)	4,584
	15.4	314,503	(62,223)	252,280

Aggregate amortization expense of intangible assets for the year ended December 31, 2006 was $23.5 million ($25.2 million - 2005, $25.7 million - 2004). Amortization of intangible assets for the five fiscal years subsequent to 2006 is expected to be $25.1 million (2007), $24.1 million (2008), $23.1 million (2009), $20.9 million (2010), and $19.5 million (2011).

In-Process Revenue Contracts

As part of the Petrojarl acquisition, the Company assumed certain FPSO service contracts which have terms that were less favourable than the terms that could be realized in a current market transaction. The Company has estimated the fair value of these FPSO contracts and recognized a liability of approximately $434.2 million on the Petrojarl acquisition date. The Company is amortizing this liability over the remaining firm period of the contracts, on a weighted basis, based on the projected revenue to be earned under the contracts. The valuation of these FPSO contracts is preliminary and thus is subject to further adjustment.

Amortization of in-process revenue contracts for the year ended December 31, 2006 was $22.4 million. Assuming that finalization of the contract valuations does not result in an adjustment to the value, amortization for the five fiscal years subsequent to December 31, 2006 is expected to be $93.9 million (2007), $93.7 million (2008), $72.7 million (2009), $71.0 million (2010) and $37.1 million (2011).

8. Accrued Liabilities
	December 31, 2006 $	December 31, 2005 $

Voyage and vessel expenses	120,329	62,018
Interest	37,135	13,703
Payroll and benefits	84,031	50,157
	241,495	125,878
9. Long-Term Debt
	December 31, 2006 $	December 31, 2005 $

Revolving Credit Facilities	1,448,000	769,000
Premium Equity Participating Security Units (7.25%) due May 18, 2006	-	143,750
Senior Notes (8.875%) due July 15, 2011	262,324	265,559
USD-denominated Term Loans due through 2021	1,004,759	289,582
Euro-denominated Term Loans due through 2023	411,319	377,352
USD-denominated Unsecured Demand Loan	35,144	33,500
	3,161,546	1,878,743
Less current portion	218,281	159,053
	2,943,265	1,719,690

As of December 31, 2006, the Company had eight long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $3,015.3 million, of which $1,567.3 million was undrawn. Interest payments are based on LIBOR plus margins depending on the financial leverage of the Company; at December 31, 2006, the margins ranged between 0.50% and 1.00% (2005 - 0.60% and 1.20%) and the three-month LIBOR was 5.36%. The total amount available under the Revolvers reduces by $224.2 million (2007), $232.9 million (2008), $239.8 million (2009), $247.2 million (2010), $432.5 million (2011) and $1,638.7 million (thereafter). All of the Revolvers are collateralized by first-priority mortgages granted on 55 of the Company’s vessels, together with other related collateral, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

On February 16, 2006, Teekay issued 6,534,300 shares of its Common Stock upon settlement of the purchase contracts associated with its 7.25% Premium Equity Participating Security Units (or Equity Units). The Equity Units were issued in February 2003 and each consisted of a share purchase contract and a $25 principal amount subordinated note due May 18, 2006. On February 16, 2006, Teekay repurchased the notes for net proceeds equal to 100% of their aggregate principal amount. The net proceeds were applied to satisfy the obligations of the holders of the Equity Units to purchase Teekay Common Stock under the related purchase contracts. The notes were subsequently cancelled and are no longer outstanding. The Equity Units are no longer outstanding.

The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. During the year ended December 31, 2006, the Company repurchased a principal amount of $3.0 million of the 8.875% Notes (see also Note 15). The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company has eleven U.S. Dollar-denominated term loans outstanding, which, as at December 31, 2006, totaled $1,004.8 million. Certain of the term loans with a total outstanding principal balance of $235.5 million, as at December 31, 2006, bear interest at a weighted-average fixed rate of 4.89%. Interest payments on the remaining term loans are based on LIBOR plus a margin. At December 31, 2006, the margins ranged between 0.45% and 1.05% and the three-month LIBOR was 5.36%. The term loans reduce in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel, and nine of them also have balloon repayments due at maturity. The term loans are collateralized by first-preferred mortgages on 24 of the Company’s vessels, together with certain other collateral. In addition, all but $111.7 million of the outstanding term loans are guaranteed by Teekay or its subsidiaries.

The Company has two Euro-denominated term loans outstanding, which, as at December 31, 2006 totaled 311.6 million Euros ($411.3 million). The Company used the loans in financing capital leases for two vessels. The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At December 31, 2006, the margins ranged between 1.10% and 1.30% and the one-month EURIBOR was 3.63%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on two of the Company’s vessels, together with certain other collateral, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized a foreign exchange loss of $45.4 million during the year ended December 31, 2006 ($59.8 million gain - 2005, $42.7 million loss - 2004).

The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2006 was 6.1% (December 31, 2005 - 5.5%). This rate does not reflect the effect of our interest rate swaps (see Note 16).

Certain loan agreements require that a minimum level of free cash be maintained. As at December 31, 2006, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain a minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity. As at December 31, 2006, this amount was $173.4 million.

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2006 are $218.3 million (2007), $113.1 million (2008), $146.7 million (2009), $200.8 million (2010), $893.0 million (2011) and $1,589.6 million (thereafter).

The Company has one U.S. Dollar-denominated demand loan outstanding owing to a joint venture partner, which, as at December 31, 2006, totaled $35.1 million, including accrued interest. Interest payments on this loan are based on a fixed interest rate of 4.84%, commencing February 2008. The loan is repayable on demand no earlier than February 27, 2027.

10.	Operating Leases

Charters-out

Time charters and bareboat charters of the Company’s vessels to third parties are accounted for as operating leases. As at December 31, 2006, minimum scheduled future revenues to be received by the Company on time charters and bareboat charters then in place were approximately $6,955.4 million, comprised of $608.3 million (2007), $543.1 million (2008), $500.9 million (2009), $478.8 million (2010), $461.3 million (2011) and $4,363.0 million (thereafter).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

Charters-in

As at December 31, 2006, minimum commitments owing by the Company under vessel operating leases by which the Company charters-in vessels were approximately $1,065.4 million, comprised of $368.9 million (2007), $240.5 million (2008) $136.9 million (2009), $105.4 million (2010), $73.8 million (2011) and $139.9 million (thereafter).

11.	Capital Leases and Restricted Cash

Capital Leases

Suezmax Tankers. As at December 31, 2006, the Company was party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Company’s contractual right to full operation of the vessels pursuant to bareboat charters, the Company is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of the leases, the weighted-average annual interest rate implicit in these capital leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the Company’s lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments the Company receives under the vessels’ time charter contracts. As at December 31, 2006, the remaining commitments under these capital leases, including the purchase obligations, approximated $250.3 million, including imputed interest of $28.1 million, repayable as follows:

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Year	Commitment

2007	$145.1 million
2008	8.6 million
2009	8.5 million
2010	88.1 million

Teekay Nakilat LNG Carriers. During January 2006, the three subsidiaries of the Company, each of which had contracted to have built one LNG carrier, sold their shipbuilding contracts to SeaSpirit Leasing Limited (or SeaSpirit) for aggregate proceeds of $313.0 million, which approximated the accumulated construction costs incurred to that date. The proceeds from the sale were used to partially fund restricted cash deposits. As at December 31, 2006, the Company was a party to 30-year capital lease arrangements for the RasGas II vessels, to commence upon the delivery of the respective vessels, one of which delivered on October 31, 2006 and the other two of which delivered in the first quarter of 2007. All amounts below relating to the RasGas II vessel capital leases include the joint venture partner’s 30% share.

Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. However, the terms of the lease arrangements enable the Company to terminate the lease arrangements on a voluntary basis at any time. In the event of a termination of the lease arrangements, the Company would be obliged to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.

At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.2%. As at December 31, 2006, the commitments under these capital leases approximated $1,123.2 million, including imputed interest of $651.4 million, repayable as follows:

Year	Commitment

2007	$22.9 million
2008	24.0 million
2009	24.0 million
2010	24.0 million
2011	24.0 million
Thereafter	1,004.3 million

Spanish-Flagged LNG Carriers. As at December 31, 2006, the Company was a party to a capital lease on one LNG carrier, which is structured as a “Spanish tax lease”. Under the terms of the Spanish tax lease, the Company will purchase the vessel at the end of its lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. As at December 31, 2006 and 2005, the weighted-average interest rate implicit in the Spanish tax lease was 5.8%. As at December 31, 2006, the commitments under this capital lease, including the purchase obligation, approximated 165.0 million Euros ($217.8 million), including imputed interest of 29.9 million Euros ($39.5 million), repayable as follows:

Year	Commitment

2007	23.3 million Euros ($30.7 million)
2008	24.4 million Euros ($32.2 million)
2009	25.6 million Euros ($33.8 million)
2010	26.9 million Euros ($35.5 million)
2011	64.8 million Euros ($85.6 million)

FPSO Units. As at December 31, 2006, Petrojarl was a party, as a lessee, to capital leases on its FPSO unit Petrojarl Foinaven and the topside production equipment for its FPSO unit Petrojarl Banff. However, Petrojarl has legally defeased its future charter obligations for the assets by making up-front, lump sum payments to unrelated banks (or Payment Banks), which then assumed Petrojarl’s liability for making the periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.

The Defeased Rental Payments for the Petrojarl Foinaven are based on assumed Sterling LIBOR of 9% per annum (or the Assumed Interest Rate). If actual interest rates are greater than the Assumed Interest Rate, Petrojarl receives rental rebates; if actual interest rates are less than the Assumed Interest Rates, Petrojarl is required to pay rentals in excess of the Defeased Rental Payments. Because interest rates currently are below the Assumed Interest Rate, the Company has recorded a liability equal to the fair value of the future additional required rental payments, which will be amortized into earnings using the effective interest rate method. As at December 31, 2006, the unamortized liability was $19.0 million.

As is typical for these types of leasing arrangements, Petrojarl has indemnified the lessors for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for variations in actual interest rates from those assumed in the leases. The United Kingdom’s Inland Revenue has challenged the accelerated rate at which tax depreciation is deductible by the lessor for the Petrojarl Foinaven. The Company believes that GBP 19.5 million (or approximately $36.5 million) represents a worst case scenario for this liability for this indemnification, and that GBP 13 million (or $25.5 million) is the most likely outcome, which it has accrued as of December 31, 2006.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Restricted Cash

Under the terms of the tax leases for the four LNG carriers, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. During vessel construction however, the amount of restricted cash approximates the accumulated vessel construction costs. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans a loan from the Company’s joint venture partners (see Note 9). The interest rates earned on the deposits approximate the interest rate implicit in the leases.

As at December 31, 2006, the amount on deposit for the RasGas II vessels was $481.9 million. The Company has placed an additional $79.6 million on deposit during the first two months of 2007. The Company used existing long-term financing arrangements to fund these remaining restricted cash deposits. As at December 31, 2006, the weighted-average interest rate earned on the deposits was 5.4%.

As at December 31, 2006 and 2005, the amount on deposit for the Spanish-Flagged LNG Carrier was 139.0 million Euros ($183.5 million) and 249.0 million Euros ($295.0 million), respectively. As at December 31, 2006 and 2005, the weighted-average interest rates earned on these deposits were 5.0% and 5.2%, respectively.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations. As at December 31, 2006 and 2005, these deposits totaled $14.5 million and $16.1 million, respectively.

12.	Fair Value of Financial Instruments

Long-term debt - The fair values of the Company’s fixed-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Derivative instruments - The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, bunker fuel prices, spot market rates for vessels, and the current credit worthiness of the swap counterparties.

The estimated fair value of the Company’s financial instruments is as follows:
	December 31, 2006		December 31, 2005
	Carrying Amount $	Fair Value $	Carrying Amount $	Fair Value $
Cash and cash equivalents, marketable securities, and restricted cash	1,057,023	1,057,023	581,163	581,163
Long-term debt	(3,161,546)	(3,166,344)	(1,878,743)	(1,911,938)
Derivative instruments (note 16)
Interest rate swap agreements	16,144	16,144	(33,509)	(33,509)
Interest rate swaptions	(1,252)	(1,252)	-	-
Foreign currency contracts	8,065	8,065	(1,241)	(1,241)
Bunker fuel swap contracts	(840)	(840)	-	-
Freight forward agreements	268	268	(163)	(163)

The Company transacts its derivative instruments through investment-grade rated financial institutions and requires no collateral from these institutions.

13. Capital Stock

The authorized capital stock of Teekay at December 31, 2006 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During February 2006, the Company issued 6.5 million shares of its Common Stock upon settlement of the purchase contracts associated with its Equity Units (see Note 9), issued 0.7 million shares upon exercise of stock options, and repurchased 5.8 million shares for a total cost of $233.3 million. As at December 31, 2006, Teekay had 72,831,923 shares of Common Stock and no shares of Preferred Stock issued and outstanding. On May 17, 2004, Teekay effected a two-for-one stock split relating to its Common Stock. All earnings per share and share capital amounts disclosed in these consolidated financial statements give effect to this stock split retroactively.

During 2005 and June 2006, Teekay announced that its Board of Directors had authorized the repurchase of up to $655 million and $150 million, respectively, of shares of its Common Stock in the open market. As at December 31, 2006, Teekay had repurchased 16,920,100 shares of Common Stock subsequent to such authorizations at an average price of $41.61 per share, for a total cost of $704.1 million. The total remaining share repurchase authorization at December 31, 2006 was approximately $100.9 million.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2006, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 7,872,661 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. During the years ended December 31, 2006, 2005 and 2004, the Company granted options under the Plans to acquire up to 1,045,200, 620,700, and 833,840 shares of Common Stock, respectively, to certain eligible officers, employees and directors of the Company. The options under the Plans have a 10-year term and vest equally over three years from the grant date.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2006, 2005 and 2004, is as follows:
	December 31, 2006		December 31, 2005		December 31, 2004
	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $

Outstanding-beginning of year	4,160	24.81	4,721	20.47	7,254	17.18
Granted	1,045	38.94	621	46.69	834	33.67
Exercised	(745)	20.55	(1,098)	18.54	(3,125)	16.41
Forfeited	(55)	33.34	(84)	24.44	(242)	19.39
Outstanding-end of year	4,405	28.78	4,160	24.81	4,721	20.47

Exercisable - end of year	2,751	22.02	2,386	18.55	1,980	15.82
Weighted-average fair value of options granted during the year (per option)		11.30		15.49		9.60

As at December 31, 2006, the intrinsic value of the outstanding stock options and exercisable stock options was $67.3 million and $60.1 million, respectively.

A summary of the Company’s nonvested stock option activity and related information for the years ended December 31, 2006, 2005 and 2004 is as follows:
	December 31, 2006		December 31, 2005		December 31, 2004
	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $

Nonvested-beginning of year	1,774	9.75	2,741	6.00	3,926	4.57
Granted	1,045	11.30	621	15.49	834	9.60
Vested	(1,131)	7.75	(1,523)	5.43	(1,802)	4.70
Forfeited	(34)	12.10	(65)	6.78	(217)	4.59
Nonvested-end of year	1,654	12.05	1,774	9.75	2,741	6.00

As of December 31, 2006, there was $11.9 million of total unrecognized compensation cost related to nonvested stock options granted under the Plans. Recognition of this compensation is expected to be $7.1 million (2007), $4.1 million (2008) and $0.7 million (2009).

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2006 are as follows:
	Outstanding Options			Exercisable Options
Range of Exercise Prices	Options (000’s) #	Weighted- Average Remaining Life (years)	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Exercise Price $

$ 8.44 - $ 9.99	282	2.6	8.46	282	8.46
$10.00 - $14.99	279	2.7	12.25	279	12.25
$15.00 - $19.99	1,232	5.8	19.54	1,232	19.54
$20.00 - $24.99	324	4.3	20.57	324	20.57
$30.00 - $34.99	662	7.2	33.64	417	33.64
$35.00 - $39.99	1,033	9.2	38.94	14	38.94
$40.00 - $44.99	3	8.4	42.33	1	42.33
$45.00 - $47.13	590	8.2	46.80	202	46.80
	4,405	6.6	28.78	2,751	22.02

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2006, the Company had 387,046 remaining restricted stock units outstanding that were awarded in March 2005 as incentive-based compensation. Each restricted stock unit is equal in value to one share of the Company’s Common Stock and reinvested dividends from the date of the grant to the vesting of the restricted stock unit. Based on the December 31, 2006 share price of $43.62 per share, these restricted stock units had a notional value of $16.9 million and will vest in equal amounts on March 31, 2007 and November 30, 2007. Upon vesting, 74,967 of the restricted stock units will be paid to the grantees in the form of cash, and 312,079 of the restricted stock units will be paid to the grantees in the form of cash or shares of Teekay’s Common Stock, at the election of the grantee. Shares of Teekay's Common Stock issued as payment of the restricted stock units will be purchased in the open market by the Company. On March 31, 2006, 211,267 restricted stock units with a market value of $8.3 million vested and that amount was paid to grantees in cash. During the year ended December 31, 2006, the Company recorded an expense of $8.9 million (2005 - $12.8 million), related to the vested and unvested restricted stock units, which is primarily included in general and administrative expenses.

During 2006, the Company granted 20,090 (2005 - 13,640 and 2004 - 14,260) shares of restricted stock awards with a fair value of $0.8 million, based on the quoted market price, to certain of the Company’s directors. The stock will be released from a forfeiture provision equally over three years from the date of the award.

14. Related Party Transactions

As at December 31, 2006, Resolute Investments, Inc. (or Resolute) owned 44.8% of the Company’s outstanding Common Stock. Two of the Company’s directors, Thomas Kuo-Yuen Hsu and Axel Karlshoej, are among the Managing Directors of The Kattegat Trust Company Limited, which is the trustee of the trust that owns all of Resolute’s outstanding equity.

Payments made by the Company to Resolute or companies related through common ownership in respect of legal and administration fees and shared office costs for the years ended December 31, 2006, 2005 and 2004 were $0.5 million in each of the years.

15. Restructuring Charge and Other Loss

	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $
Minority interest expense	(441)	(16,628)	(2,268)
Loss on bond repurchase	(375)	(13,255)	(769)
Loss from settlement of interest rate swaps	-	(7,820)	-
Writeoff of capitalized loan costs	(2,790)	(7,462)	-
Income tax (expense) recovery	(7,869)	2,340	(35,048)
Loss on expiry of options to construct LNG carriers	(6,102)	-	-
Volatile organic compound emission plant lease income	11,445	10,484	8,448
Miscellaneous (expense) income	(34)	(1,001)	4,680
Other - net	(6,166)	(33,342)	(24,957)

During the year ended December 31, 2006, the Company incurred $8.9 million of restructuring costs to complete the relocation of certain operational functions that commenced in 2005. During the year ended December 31, 2005, the Company incurred $2.9 million of restructuring costs primarily relating to the relocation of certain operational functions and the closure of the Company’s office in Sandefjord, Norway. During the year ended December 31, 2004, the Company incurred $1.0 million of restructuring and severance costs associated with the closure of the Company’s office in Oslo, Norway. The Company does not expect to incur any significant additional restructuring costs in 2007 associated with the relocation of operational functions.

16.  Derivative Instruments and Hedging Activities

The Company uses derivatives only for hedging purposes. The following summarizes the Company's risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels and bunker fuel prices.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. As at December 31, 2006, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 2,187.9 million, Canadian Dollars 23.9 million, Euros 40.5 million, Australian Dollars 6.0 million, British Pounds 26.7 million and Singapore Dollars 11.0 million for U.S. Dollars at an average rate of Norwegian Kroner 6.30 per U.S. Dollar, Canadian Dollars 1.14 per U.S. Dollar, Euro 0.76 per U.S. Dollar, Australian Dollars 1.40 per U.S. Dollar, British Pound 0.53 per U.S. Dollar and Singapore Dollars 1.53 per US Dollar, respectively. The foreign exchange forward contracts mature as follows: $326.3 million in 2007; $144.5 million in 2008; and $11.9 million in 2009. In addition, certain of the Company’s forward contracts will obligate the Company to enter into forward purchase contracts for approximately Norwegian Kroner 90.0 million at a rate of 6.34 Norwegian Kroner per U.S. Dollar at the election of the counterparty during 2008.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2006, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company's floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:
	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Liability $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	457,864	20,437	30.1	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	2,109,000	18,406	9.6	5.0
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	1,190,536	(9,705)	11.7	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	452,036	(26,059)	30.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4)	EURIBOR	411,318	13,064	17.5	3.8

_____________________________________________________________________________

(1)	Excludes the margins the Company pays on its variable-rate debt, which at of December 31, 2006 ranged from 0.5% to 1.3%

(2)	Principal amount reduces quarterly upon delivery of each LNG newbuilding.

(3)	Inception dates of swaps are 2007 ($506.0 million), 2008 ($151.0 million), 2009 ($333.5 million) and 2010 ($200.0 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($92.5 million) by the maturity dates of the swap agreements.

During May 2006, the Company sold two swaptions for $2.4 million which will be amortized into earnings over the term of the swaptions. These options, if exercised, will obligate the Company to enter into interest rate swap agreements whereby certain of the Company’s floating-rate debt will be swapped with fixed-rate obligations. The terms of these swaptions are as follows:
Interest Rate Index	Principal Amount (1) $	Start Date	Remaining Term (years)	Fixed Interest Rate (%)
LIBOR	150,000	August 31, 2009	12.0	4.3
LIBOR	125,000	May 15, 2007	12.0	4.0

(1)	Principal amount reduces $5.0 million semi-annually ($150.0 million) and $2.6 million quarterly ($125.0 million).

The Company hedges certain of its revenues through the use of forward freight agreements. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of the Company’s exposure to the spot charter market. As at December 31, 2006, the Company was committed to forward freight agreements totaling 0.5 million metric tonnes with a notional principal amount of $5.4 million. The forward freight agreements expire between January and December 2007.

The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at December 31, 2006, the Company was committed to contracts totaling 30,500 metric tonnes with a weighted-average price of $294.11 per tonne. The bunker fuel swap contracts expire between January and December 2007.

The Company is exposed to credit loss in the event of non-performance by the counterparties to the foreign exchange forward contracts, interest rate swap agreements, forward freight agreements and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counterparties.

During the year ended December 31, 2006, the Company recognized a net gain of $0.2 million (2005 net loss - $1.4 million) relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion of these derivative instruments is presented as interest expense and other income (loss), respectively.

As at December 31, 2006, the Company estimated, based on then current foreign exchange rates, interest rates and spot market rates for vessels, that it would reclassify approximately $6.9 million of net gain on derivative instruments from accumulated other comprehensive loss to earnings during the next 12 months due to actual voyage, vessel operating, drydocking and general and administrative expenditures and the payment of interest expense associated with the floating-rate debt.

As at December 31, 2006 and 2005, the Company’s accumulated other comprehensive loss consisted of the following components:
	December 31, 2006 $	December 31, 2005 $

Unrealized loss on derivative instruments	(17,487)	(67,482)
Unrealized gain (loss) on marketable securities	5,600	(1,348)
	(11,887)	(68,830)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

17. Commitments and Contingencies

a) Vessels Under Construction

As at December 31, 2006, the Company was committed to the construction of two Aframax tankers, ten Suezmax tankers, three product tankers and three LPG carriers scheduled for delivery between January 2007 and August 2009, at a total cost of approximately $1.0 billion, excluding capitalized interest. As at December 31, 2006, payments made towards these commitments totaled $259.6 million, excluding $17.2 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $681.1 million of the unpaid cost of these vessels. The Company intends to finance the remaining amount of $99.1 million through incremental debt or surplus cash balances, or a combination thereof. As at December 31, 2006, the remaining payments required to be made under these newbuilding contracts were $146.2 million in 2007, $378.6 million in 2008 and $255.4 million in 2009.

As at December 31, 2006, the Company was committed to the construction of two LNG carriers scheduled for delivery in November 2008 and January 2009. The Company has entered into these transactions with a joint venture partner who has taken a 30% interest in the vessels and related long-term, fixed-rate time charter contracts. All amounts below include the joint venture partner’s 30% share. The total cost of these LNG carriers is approximately $376.9 million, excluding capitalized interest. As at December 31, 2006, payments made towards these commitments totaled $82.3 million, excluding $8.6 million of capitalized interest and other miscellaneous construction costs and long-term financing arrangements existed for the remaining $294.6 million unpaid cost of these LNG carriers. As at December 31, 2006, the remaining payments required to be made under these contracts were $183.4 million in 2007, $75.1 million in 2008 and $36.1 million in 2009. Upon delivery, these two LNG carriers will be subject to 20-year, fixed-rate time charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire the Company’s ownership interest in these two vessels and related charter contracts upon delivery of the first LNG carrier.

b) Vessel Purchases and Conversions

In February 2006, the Company announced that it had been awarded 13-year fixed-rate contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to Fronape International Company, a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A. (or Petrobras). In connection with these contracts, the Company has exercised the purchase option on a 2000-built Aframax tanker that previously traded as part of the Company’s spot rate chartered-in fleet and has acquired a 2006-built Suezmax tanker, both of which will be converted to shuttle tankers during the first half of 2007. The purchase price for these two vessels, including conversion costs, is approximately $176.3 million. As of December 31, 2006, the Company had paid $50.1 million of such amount, and long-term financing arrangements existed for $70.0 million of the unpaid cost of these vessels. The Company intends to finance the remaining unpaid amount of $56.2 million through incremental debt or surplus cash balances, or a combination thereof. Pursuant to existing agreements, the Company is obligated to offer these two vessels to Teekay Offshore within one year of each vessel’s delivery. The third vessel is a 2003-built Suezmax shuttle tanker in Teekay Offshore’s shuttle tanker fleet that commenced operation under its contracts in July 2006.

In September 2006, the Company was awarded a two-year contract by Petrobras, beginning 2008, to supply an FPSO for the Siri project in Brazil. Petrobras has options to extend the contract up to an additional year. The conversion costs are estimated to be $142.7 million. As of December 31, 2006, the Company had paid $18.8 million of such amount and long-term financing arrangements existed for $121.0 million of the unpaid cost. The Company intends to finance the remaining unpaid amount of $2.9 million through incremental debt or surplus cash balances, or a combination thereof.

c) Joint Ventures

In August 2005, the Company announced that it had been awarded long-term fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options to extend up to an additional 10 years), scheduled to commence in the first half of 2008. The Company is entering into these transactions with its joint venture partner, Qatar Petroleum, which has taken a 60% interest in the vessels and time charters. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which the Company’s 40% portion is $400.7 million), excluding capitalized interest. As at December 31, 2006, payments made towards these commitments by the joint venture company totaled $351.5 million, excluding capitalized interest and other miscellaneous construction costs (of which the Company’s 40% contribution was $140.6 million). Long-term financing arrangements existed for all of the remaining $650.2 million unpaid cost of these LNG carriers. As at December 31, 2006, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners’ 60% share) were $449.9 million in 2007 and $200.3 million in 2008. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire the Company’s ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier.

Under the terms of a joint venture agreement with an entity controlled by the former controlling shareholder of Teekay Spain, the Company agreed to make capital contributions to the joint venture company of $50.0 million in share premium. If the Company has not contributed the $50.0 million equity prior to April 30, 2007, it will be required to pay the other partner up to $25.0 million calculated by a pre-determined formula based on the occurrence of certain future events.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

d) Long-Term Incentive Program

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

The Economic Profit contributions added to the award pool each quarter are accrued when incurred. The estimated MVA contributions are accrued on a straight-line basis from the date of plan approval, which was March 9, 2005, until December 31, 2010. Any subsequent increases or decreases to the MVA contribution are accrued on a straight-line basis until December 31, 2010. During the year ended December 31, 2006, the Company accrued $9.4 million (2005 - $21.5 million) of VIP contributions, which are included in general and administrative expenses.

e) Other

The Company has been awarded a contract by a consortium of major oil companies to construct and install on seven of its shuttle tankers volatile organic compound emissions plants, which reduce emissions during cargo operations. These plants will be leased to the consortium of major oil companies. The construction and installation of these plants are expected to be completed by the first half of 2007 at a total cost of approximately $104.6 million. As at December 31, 2006, the Company had made payments towards these commitments of approximately $95.9 million and the remaining payments required to be made towards these commitments were $8.7 million.

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

18. Supplemental Cash Flow Information

a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $
Accounts receivable	(15,417)	58,357	(60,494)
Prepaid expenses and other assets	(21,909)	(23,052)	(1,189)
Accounts payable	19,262	(17,690)	11,484
Accrued and other liabilities	68,424	(26,259)	23,649
	50,360	(8,644)	(26,550)

b)
On October 31, 2006, the first of the Company’s three RasGas II vessels delivered and commenced operations under a capital lease. The present value of the minimum lease payments for this vessel was $157.6 million. This transaction was treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

19. Vessel Sales and Writedowns on Vessels and Equipment

a) Vessel Sales

During December 2006, the Company entered into an agreement to sell a 1987-built shuttle tanker. The Company expects to record a gain of approximately $10 million relating to the sale upon delivery in the second quarter of 2007. The vessel, which is a part of the offshore segment, is presented on the December 31, 2006 balance sheet as vessel held for sale.

During 2006, the Company sold a 1981-built, 50.5%-owned shuttle tanker, and recorded a gain of $6.4 million and a minority interest expense of $3.2 million relating to the sale. In addition, the Company sold shipbuilding contracts for three LNG carriers to SeaSpirit and was reimbursed for previously paid shipyard installments and other construction costs in the amount of $313.0 million (see Note 11).

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

During 2005, the Company sold 13 Aframax tankers built between 1988 and 1991, two shuttle tankers built in 1981 and 1986, one Suezmax tanker built in 1990 and one newbuilding Suezmax tanker that was sold concurrently upon its delivery in March 2005. The results for the year ended December 31, 2005 include a gain on sale from these vessels totaling $148.7 million. In addition, the Company sold and leased back, under an operating lease, a 1991-built shuttle tanker. The sale generated a $2.8 million gain, which has been deferred and is being amortized over the 6.5 year term of the lease.

During 2004, the Company sold 10 Aframax tankers built between 1988 and 1993, two Suezmax tankers built in 1989 and 1991, one 1993-built Very Large Crude Carrier, and one 1982-built shuttle tanker. The results for the year ended December 31, 2004 include a gain on sale from these vessels totaling $76.9 million.

b) Equipment Writedowns

The results for the years ended December 31, 2006 and 2005 include $2.2 million and $12.3 million, respectively, of writedowns of certain offshore equipment due to a lower estimated net realizable value arising from the early termination of a contract in June 2005. In addition, during the year ended December 31, 2006, the Company recorded a writedown of $5.5 million on a volatile organic compound (or VOC) plant on one of the Company’s shuttle tankers which was redeployed from the North Sea to Brazil. This VOC plant will be removed and re-installed on another shuttle tanker in the Company’s fleet.

20. Earnings Per Share
	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $

Net income available for common stockholders	262,244	570,900	757,440

Weighted average number of common shares	73,180,193	78,201,996	82,829,336
Dilutive effect of employee stock options and restricted stock awards	1,589,914	2,110,373	2,189,053
Dilutive effect of Equity Units	358,617	3,235,317	2,710,648
Common stock and common stock equivalents	75,128,724	83,547,686	87,729,037

Earnings per common share:
- Basic	3.58	7.30	9.14
- Diluted	3.49	6.83	8.63

For the years ended December 31, 2006 and 2005, the anti-dilutive effect of 1.1 million and 0.6 million shares attributable to outstanding stock options and the Equity Units were excluded from the calculation of diluted earnings per share. For the year ended December 31, 2004, no outstanding stock options or Equity Units were anti-dilutive.

21. Valuation and Qualifying Accounts

	Balance at beginning of year $	Balance at end of year $
Allowance for bad debts:
Year ended December 31, 2005	891	1,706
Year ended December 31, 2006	1,706	1,765

Restructuring cost accrual:
Year ended December 31, 2005:	-	1,171
Year ended December 31, 2006:	1,171	2,147

22. Subsequent Events

a)
In January 2007, the Company ordered two Aframax shuttle tanker newbuildings which are scheduled to deliver during the third quarter of 2010, for a total cost of approximately $240 million. It is anticipated that these vessels will be offered to Teekay Offshore and will be used to service either new long-term, fixed-rate contracts the Company may be awarded prior to delivery or Teekay Offshore’s contracts of affreightment in the North Sea.

b)
In January 2007, Teekay sold a 2000-built LPG carrier to Teekay LNG and the related long-term, fixed-rate time charter for a purchase price of approximately $18 million. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of nine years.

c)
On April 17, 2007, the Company, A/S Dampskibsselskabet TORM (or TORM), and OMI Corporation (or OMI) announced that the Company and TORM had entered into a definitive agreement to acquire the outstanding shares of OMI. The agreement was unanimously approved by OMI’s Board of Directors. OMI is a major international owner and operator of tankers. OMI’s fleet aggregates approximately 3.5 million deadweight tons and comprises 13 Suezmax tankers (7 of which it owns and 6 of which are chartered-in) and 32 product carriers (of which it owns 28 and charters-in 4). In addition, OMI has 2 product carriers under construction, which will be delivered in 2009.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Under the agreement, OMI shareholders will receive $29.25 in cash for each share of OMI common stock they hold. The Company and TORM will equally split the total cost of the transaction of approximately $2.2 billion, including assumed net debt and other transaction costs. The Company will fund the acquisition with a combination of cash on hand, existing revolving credit facilities and a new $700 million credit facility.

Under the agreement, the Company and TORM are required to commence a tender offer to the OMI shareholders on or before April 27, 2007. The tender offer will be subject to acceptance from OMI shareholders representing over 50 percent of OMI's outstanding shares as well as receipt of standard regulatory approvals. If the tender is successful, the transaction is expected to close during the second quarter of 2007.

Upon closing, the Company and TORM have agreed to divide the assets of OMI equally between the companies. The Company will acquire OMI's Suezmax operations and eight product tankers, and TORM will acquire the remaining product tankers, 26 in total.

EXHIBIT 8.1
List of Significant Subsidiaries

The following is a list of the Company’s significant subsidiaries as at March 15, 2007.

Name of Significant Subsidiary	State or Jurisdiction of Incorporation	Proportion of Ownership Interest

NAVION OFFSHORE LOADING AS	NORWAY	100%
NAVION SHIPPING LTD	MARSHALL ISLANDS	100%
NORSK TEEKAY AS	NORWAY	100%
TEEKAY PETROJARL ASA	NORWAY	64.5%
SINGLE SHIP COMPANIES	AUSTRALIA	100%
SINGLE SHIP COMPANIES	SPAIN	100%
SINGLE SHIP LIMITED LIABILITY COMPANIES	MARSHALL ISLANDS	100%
TEEKAY CHARTERING LIMITED	MARSHALL ISLANDS	100%
TEEKAY LIGHTERING SERVICES LLC	MARSHALL ISLANDS	100%
TEEKAY LNG PARTNERS LP	MARSHALL ISLANDS	68%
TEEKAY MARINE SERVICES AS	NORWAY	100%
TEEKAY NAVION OFFSHORE LOADING PTE LTD	SINGAPORE	100%
TEEKAY NORDIC HOLDINGS INC	MARSHALL ISLANDS	100%
TEEKAY NORWAY AS	NORWAY	100%
TEEKAY OFFSHORE OPERATING LP	MARSHALL ISLANDS	90%
TEEKAY OFFSHORE PARTNERS LP	MARSHALL ISLANDS	60%
NORSK TEEKAY HOLDINGS LTD	MARSHALL ISLANDS	100%
TEEKAY SHIPPING (CANADA) LTD	CANADA	100%
TEEKAY SHIPPING LIMITED	BAHAMAS	100%
TEEKAY SHIPPING SPAIN SL	SPAIN	100%
TPO INVESTMENTS INC	MARSHALL ISLANDS	100%
TPO INVESTMENTS AS	NORWAY	100%
UGLAND NORDIC SHIPPING AS	NORWAY	100%

EXHIBIT 12.1
CERTIFICATION

I, Bjorn Moller, President and Chief Executive Officer of the company, certify that:

1.	I have reviewed this report on Form 20-F of Teekay Shipping Corporation;

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

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

c)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.
The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

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

Date: April 19, 2007             By: /s/ Bjorn Moller
Bjorn Moller
President and Chief Executive Officer

EXHIBIT 12.2
CERTIFICATION

I, Vincent Lok, Senior Vice President and Chief Financial Officer of the company, certify that:

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

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

c)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
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

   Date: April 19, 2007             By: /s/ Vincent Lok
                                       Vincent Lok
                                       Senior Vice President and Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Teekay Shipping Corporation (the "Company") on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Form 20-F"), I Bjorn Moller, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 19, 2007

By: /s/ Bjorn Moller
Bjorn Moller
President and Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Teekay Shipping Corporation (the "Company") on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Form 20-F"), I Vincent Lok, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 19, 2007

By: /s/ Vincent Lok
Vincent Lok
Senior Vice President and Chief Financial Officer

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (“Teekay”), in the Registration Statement (Form S-8 No. 333-119564) pertaining to the 2003 Equity Incentive Plan and the Amended 1995 Stock Option Plan of Teekay, in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated March 12, 2007, except for Note 22(c), as to which the date is April 17, 2007, with respect to the consolidated financial statements of Teekay, Teekay management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Teekay, included in the Annual Report (Form 20-F) for the year ended December 31, 2006.

Vancouver, Canada,       /s/ Ernst & Young LLP
April 19, 2007                                             Chartered Accountants