Form 20-F
period 2007-12-31
TEEKAY CORP
filed 2008-04-11
CIK 911971

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number 1-12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
Roy Spires
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
Telephone: (441) 298-2530 Fax: (441) 292-3931
(Contact Information for Company Contact Person)
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
72,772,529 shares of Common Stock, par value of $0.001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
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
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-Accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as	Other ☐
issued by the International Accounting
Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

TEEKAY CORPORATION
INDEX TO REPORT ON FORM 20-F

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
In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:
•	our growth prospects and strategic position;

•	expected increases in compensation costs;

•	tanker market fundamentals, including the balance of supply and demand in the tanker market, spot tanker charter rates, OPEC and non-OPEC oil production;

•	expected demand in the offshore oil production sector and the demand for vessels;

•	our expected benefits of the OMI acquisition;

•	the sufficiency of our working capital for short-term liquidity requirements;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	the appropriateness of our liability insurance;

•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contacts;

•	future cash flow from vessel operations;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	our ability to capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing freight forward agreements;

•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	growth prospects of the LNG shipping sector and including increased competition;

•	our ability to utilize the recently acquired LNG vessels in a new service offering after the expiry of the current time-charter in April 2009;

•	the expected impact of International Maritime Organization and other regulations, as well as our expected compliance with such regulations and the cost thereof;

•	the expected lifespans of our vessels;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the growth of the global economy and global oil demand;

•	our exemption to tax on our U.S. source international transportation income;

•
results of our discussions with a customer to adjust the rate under one of our floating production, storage and offloading contracts and the potential of a required write-down of the carrying cost of the vessel and related goodwill;

•	our ability to competitively pursue new floating production, storage and offloading projects; and

•	our competitive positions in the shuttle tanker market and in the Aframax and Suezmax tanker market.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in Item 3: Key Information—Risk Factors and other factors detailed from time to time in other reports we file with the SEC.

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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay Corporation together with its subsidiaries (sometimes referred to as “Teekay,” the “Company,” “we” or “us”), for fiscal years 2007, 2006, 2005, 2004 and 2003, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Report of Independent Registered Public Accounting Firm therein with respect to fiscal years 2007, 2006 and 2005 (which are included herein) and “Item 5. Operating and Financial Review and Prospects.”
Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	2007	2006	2005	2004	2003
	(in thousands, except share data and ratios)
Income Statement Data:
Revenues	2,406,622	2,013,306	1,954,618	2,219,238	1,576,095
Total operating expenses (1)	(2,008,718)	(1,591,457)	(1,322,842)	(1,398,052)	(1,283,131)
Income from vessel operations	397,904	421,849	631,776	821,186	292,964
Interest expense	(287,558)	(171,643)	(132,428)	(121,518)	(80,999)
Interest income	82,158	56,224	33,943	18,528	3,921
Foreign exchange (loss) gain	(22,106)	(45,382)	59,810	(42,704)	(3,855)
Minority interest expense	(9,663)	(441)	(16,628)	(2,268)	(3,339)
Other — net	20,516	1,637	(5,573)	84,216	(31,328)
Net income	181,251	262,244	570,900	757,440	177,364

Per Common Share Data:
Net income — basic (2)	$2.47	$3.58	$7.30	$9.14	$2.22
Net income — diluted (2)	2.43	3.49	6.83	8.63	2.18
Cash dividends declared (2)	0.9875	0.8600	0.6200	0.5125	0.4475

Balance Sheet Data (at end of year):
Cash and cash equivalents	$442,673	$343,914	$236,984	$427,037	$387,795
Restricted cash	686,196	679,992	311,084	448,812	2,672
Vessels and equipment	6,846,875	5,308,068	3,721,674	3,531,287	2,574,860
Total assets	10,060,153	7,733,476	5,294,100	5,503,740	3,588,044
Total debt (including capital lease obligations)	5,760,270	3,719,683	2,432,978	2,744,545	1,636,758
Capital stock and additional paid in capital	628,786	596,712	471,784	534,938	492,653
Total stockholders’ equity	2,687,870	2,528,222	2,236,542	2,237,358	1,651,827
Number of outstanding shares of common stock (2)	72,772,529	72,831,923	71,375,593	82,951,275	81,222,350

Other Financial Data:
Net revenues (3)	$1,878,442	$1,491,189	$1,535,449	$1,786,843	$1,181,439
Net operating cash flow	255,018	520,785	594,949	814,704	455,575
Total debt to total capitalization (4) (5)	64.2%	55.5%	49.1%	54.9%	49.5%
Net debt to total net capitalization (5) (6)	59.0%	47.5%	42.8%	45.3%	44.5%
Capital expenditures:
Vessel and equipment purchases, gross (7)	$910,304	$442,470	$555,142	$548,587	$372,433

(1)	Total operating expenses include (gain) / loss on sale of vessels and equipment — net of write-downs, and restructuring charges as follows:

	2007	2006	2005	2004	2003
	(in thousands)
(Gain) / loss on sale of vessels and equipment — net of write-downs	$(18,630)	$(1,341)	$(139,184)	$(79,254)	$90,389
Restructuring charges	—	8,929	2,882	1,002	6,383

	(18,630)	7,588	(136,302)	(78,252)	96,772

(2)
On May 17, 2004, we effected a two-for-one stock split relating to our common stock. All relevant per share data and number of outstanding shares of common stock give effect to this stock split retroactively.

(3)
Consistent with general practice in the shipping industry, we use net revenues (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters the charterer pays the voyage expenses, which are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, whereas under voyage-charter contracts the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship-owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call “net revenues,” are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with revenues.

	2007	2006	2005	2004	2003
	(in thousands)
Revenues	$2,406,622	$2,013,306	$1,954,618	$2,219,238	$1,576,095
Voyage expenses	(528,180)	(522,117)	(419,169)	(432,395)	(394,656)

Net revenues	1,878,442	1,491,189	1,535,449	1,786,843	1,181,439

(4)	Total capitalization represents total debt, minority interest and total stockholders’ equity.

(5)
Until February 16, 2006, we had $143.7 million of Premium Equity Participating Security Units due May 18, 2006 (or Equity Units) outstanding. If these Equity Units were presented as equity, our total debt to total capitalization would have been 46.2%, 52.1% and 45.2% as of December 31, 2005, 2004 and 2003, respectively, and our net debt to total capitalization would have been 39.5%, 41.9% and 39.8% as of December 31, 2005, 2004 and 2003, respectively. We believe that this presentation as equity for the purposes of these calculations is consistent with the requirement that each Equity Unit holder purchase for $25 a specified fraction of a share of our common stock on February 16, 2006.

(6)
Net debt represents total debt less cash, cash equivalents, restricted cash and short-term marketable securities. Total net capitalization represents net debt, minority interest and total stockholders’ equity.

(7)
Excludes vessels purchased in connection with our acquisitions of Navion AS in 2003, Teekay Shipping Spain S.L. (or Teekay Spain) in 2004, Teekay Petrojarl ASA (or Petrojarl) in 2006, and 50% of OMI Corporation (or OMI) in 2007. Please read “Item 5 — Operating and Financial Review and Prospects.”

Risk Factors
The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings .
Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity and changes in the supply of and demand for oil and oil products. If the tanker market is depressed, our earnings may decrease, particularly with respect to our spot tanker segment, which accounted for approximately 34% and 42% of our net revenues during 2007 and 2006, respectively. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenue we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
Factors that influence demand for tanker capacity include:
•	demand for oil and oil products;
•	supply of oil and oil products;
•	regional availability of refining capacity;
•	global and regional economic conditions;
•	the distance oil and oil products are to be moved by sea; and
•	changes in seaborne and other transportation patterns.
Factors that influence the supply of tanker capacity include:
•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	conversion of tankers to other uses;
•	the number of vessels that are out of service; and
•	environmental concerns and regulations.
Changes in demand for transportation of oil over longer distances and in the supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.

Changes in the oil and natural gas markets could result in decreased demand for our vessels and services.
Demand for our vessels and services in transporting oil, petroleum products and liquefied natural gas (or LNG) will depend upon world and regional oil and natural gas markets. Any decrease in shipments of oil, petroleum products or LNG in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, petroleum products and LNG, and competition from alternative energy sources. A slowdown of the U.S. and world economies may result in reduced consumption of oil, petroleum products and natural gas and a decreased demand for our vessels and services, which would reduce vessel earnings.
Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.
Terrorist attacks, the current conflicts in Iraq and Afghanistan, and other current and future conflicts may adversely affect our business, operating results, financial condition, and ability to raise capital or future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil, LNG and liquefied petroleum gas (or LPG) production and distribution, which could result in reduced demand for our services. In addition, oil, LNG and LPG facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil, LNG and LPG to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil, LNG or LPG to be shipped by us could entitle our customers to terminate charter contracts, which could harm our cash flow and our business.
Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.
Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business. In particular, changing laws and policies affecting trade, investment and changes in tax regulations could have a materially adverse effect on our business, cash flow and financial results. As well, we derive a substantial portion of our revenues from shipping oil, LNG and LPG from politically unstable regions. Past political conflicts in these regions, particularly in the Arabian Gulf, have included attacks on ships, mining of waterways and other efforts to disrupt shipping in the area. Future hostilities or other political instability in the Arabian Gulf or other regions where we operate or may operate could have a material adverse effect on the growth of our business, results of operations and financial condition. In addition, tariffs, trade embargoes and other economic sanctions by the United States, Spain or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our business, cash flow and financial results.
Our dependence on spot voyages may result in significant fluctuations in the utilization of our vessels and our profitability.
During 2007 and 2006, we derived approximately 34% and 42%, respectively, of our net revenues from the vessels in our spot tanker segment. Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time-charters, or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. Part of our conventional Aframax and Suezmax tanker fleets and our large and small product tanker fleets are among the vessels included in our spot tanker segment. Our shuttle tankers may also trade in the spot market when not otherwise committed to perform under time-charters or contracts of affreightment. Due to our dependence on the spot-charter market, declining charter rates in a given period generally will result in corresponding declines in operating results for that period.
The spot-charter market is highly volatile and fluctuates based upon tanker and oil supply and demand. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. In the past, there have been periods when spot rates have declined below the operating cost of vessels. Future spot rates may decline significantly and may not be sufficient to enable our vessels trading in the spot market to operate profitably or to provide sufficient cash flow to service our debt obligations.
Reduction in oil produced from offshore oil fields could harm our shuttle tanker and FPSO businesses.
As at December 31, 2007, we had 40 vessels operating in our shuttle tanker fleet and four floating production, storage and offloading (or FPSO) units operating in our FPSO fleet. A majority of our shuttle tankers and all of our FPSOs earn revenue that depends upon the volume of oil we transport or the volume of oil produced from offshore oil fields. Oil production levels are affected by several factors, all of which are beyond our control, including:
•	geologic factors, including general declines in production that occur naturally over time;
•	the rate of technical developments in extracting oil and related infrastructure and implementation costs; and
•	operator decisions based on revenue compared to costs from continued operations.
Factors that may affect an operator’s decision to initiate or continue production include: changes in oil prices; capital budget limitations; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; the quality of drilling prospects in the area; and regulatory changes. In addition, the volume of oil we transport may be adversely affected by extended repairs to oil field installations or suspensions of field operations as a result of oil spills, operational difficulties, strikes, employee lockouts or other labor unrest. The rate of oil production at fields we service may decline from existing or future levels, and may be terminated, all of which could harm our business and operating results. In addition, if such a reduction or termination occurs, the spot market rates, if any, in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under contracts of affreightment, which would also harm our business and operating results.

The redeployment risk of FPSO units is high given their lack of alternative uses and significant costs.
FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. Unless extended, certain of our FPSO production service agreements will expire during the next 10 years. Our clients may also terminate certain of our FPSO production service agreements prior to their expiration under specified circumstances. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.
The duration of many of our shuttle tanker and FSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels.
Many of our shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production terminates for any reason, we no longer will generate revenue under the related contract. Other shuttle tanker and floating storage and off-take (or FSO) contracts under which our vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our business and operating results.
Over time, the value of our vessels may decline, which could adversely affect our operating results.
Vessel values for oil and product tankers, LNG and LPG carriers and FPSO and FSO units can fluctuate substantially over time due to a number of different factors. Vessel values may decline substantially from existing levels. If operation of a vessel is not profitable, or if we cannot re-deploy a chartered vessel at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.
Our growth depends on continued growth in demand for LNG and LPG and LNG and LPG shipping as well as offshore oil transportation, production, processing and storage services.
A significant portion of our growth strategy focuses on continued expansion in the LNG and LPG shipping sector and on the expansion in the shuttle tanker, FSO and FPSO sectors.
Expansion of the LNG and LPG shipping sector depends on continued growth in world and regional demand for LNG and LPG and LNG and LPG shipping and the supply of LNG and LPG. Demand for LNG and LPG and LNG and LPG shipping could be negatively affected by a number of factors, such as increases in the costs of natural gas derived from LNG relative to the cost of natural gas generally, increases in the production of natural gas in areas linked by pipelines to consuming areas, increases in the price of LNG and LPG relative to other energy sources, the availability of new energy sources, and negative global or regional economic or political conditions. Reduced demand for LNG or LPG and LNG or LPG shipping would have a material adverse effect on future growth of our liquefied gas segment, and could harm that segment’s results. Growth of the LNG and LPG markets may be limited by infrastructure constraints and community and environmental group resistance to new LNG and LPG infrastructure over concerns about the environment, safety and terrorism. If the LNG or LPG supply chain is disrupted or does not continue to grow, or if a significant LNG or LPG explosion, spill or similar incident occurs, it could have a material adverse effect on growth and could harm our business, results of operations and financial condition.
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
Our vessels operate in highly competitive markets. Competition arises primarily from other vessel owners, including major oil companies and independent companies. We also compete with owners of other size vessels. Our market share is insufficient to enforce any degree of pricing discipline in the markets in which we operate and our competitive position may erode in the future. Any new markets that we enter could include participants that have greater financial strength and capital resources than we have. We may not be successful in entering new markets.

One of our objectives is to enter into additional long-term, fixed-rate time-charters for our LNG and LPG carriers, shuttle tankers, FSO and FPSO units. The process of obtaining new long-term time-charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We expect substantial competition for providing services for potential LNG, LPG, shuttle tanker, FSO and FPSO projects from a number of experienced companies, including state-sponsored entities and major energy companies. Some of these competitors have greater experience in these markets and greater financial resources than do we. We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience will enter the LNG and LPG transportation, shuttle tanker, FSO and FPSO sectors. This increased competition may cause greater price competition for time-charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.
The loss of any key customer could result in a significant loss of revenue in a given period.
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. One customer accounted for 20%, or $472.3 million, of our consolidated revenues during 2007 (15% or $307.9 million — 2006 and 20% or $392.2 million — 2005). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.
Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities
As of December 31, 2007, our consolidated debt and capital lease obligations totaled $5.8 billion and we had the capacity to borrow an additional $1.3 billion under our credit facilities. These facilities may be used by us for general corporate purposes. Our consolidated debt and capital lease obligations could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including:
•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•
we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to stockholders;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and
•	our debt level may limit our flexibility in responding to changing business and economic conditions.
Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
The operating and financial restrictions and covenants in our revolving credit facilities, term loans and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements restrict our ability to:
•	pay dividends;

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	grant liens on our assets;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.
Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in the financing agreements, our obligations may become immediately due and payable, and the lenders’ commitment, if any, to make further loans may terminate. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans.
Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses.
Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. We expect to incur substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.
The United States Oil Pollution Act of 1990 (or OPA 90), for instance, allows for potentially unlimited liability for owners, operators and bareboat charterers for oil pollution and related damages in U.S. waters, which include the U.S. territorial sea and the 200-nautical mile exclusive economic zone around the United States, without regard to fault of such owners, operators and bareboat charterers. OPA 90 expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by many countries outside of the United States, imposes liability for oil pollution in international waters. In addition, in complying with OPA 90, regulations of the International Maritime Organization (or IMO), European Union directives and other existing laws and regulations and those that may be adopted, ship-owners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage.
OPA 90 does not preclude claimants from seeking damages for the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize seaborne transportation of LNG or LPG as an ultra-hazardous activity, which attempts, if successful, would lead to our being strictly liable for damages resulting from that activity.
Various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. For example, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. Certain exemptions promulgated by the Environmental Protection Agency (or EPA) under the Clean Water Act allow vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, a U.S. district court has invalidated the exemption. If the EPA does not successfully appeal the district court decision, we may be subject to ballast water treatment obligations that could increase the costs of operating in the United States.
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
We may be unable to make or realize expected benefits from acquisitions, and implementing our strategy of growth through acquisitions may harm our financial condition and performance.
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
•
additional demands on members of our senior management while integrating acquired businesses, which would decrease the time they have to manage our existing business, service existing customers and attract new customers;

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
Our growth has placed and will continue to place significant demands on our management, operational and financial resources. As we expand our operations, we must effectively manage and monitor operations, control costs and maintain quality and control in geographically dispersed markets. In addition, our three publicly listed subsidiaries have increased our complexity and placed additional demands on our management. Our future growth and financial performance will also depend on our ability to recruit, train, manage and motivate our employees to support our expanded operations and continue to improve our customer support, financial controls and information systems.

These efforts may not be successful and may not occur in a timely or efficient manner. Failure to effectively manage our growth and the system and procedural transitions required by expansion in a cost-effective manner could have a material adverse affect on our business.
Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.
The operation of oil and product tankers, LNG and LPG carriers, FSO and FPSO units is inherently risky. Although we carry hull and machinery (marine and war risk) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not generally carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.
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
Our vessels and their cargoes are at risk of being damaged or lost because of events such as:
•	marine disaster;
•	bad weather;
•	mechanical failures;
•	grounding, fire, explosions and collisions;
•	piracy;
•	human error; and
•	war and terrorism.
An accident involving any of our vessels could result in any of the following:
•	death or injury to persons, loss of property or environmental damage or pollution;
•	delays in the delivery of cargo;
•	loss of revenues from or termination of charter contracts;
•	governmental fines, penalties or restrictions on conducting business;
•	higher insurance rates; and
•	damage to our reputation and customer relationships generally.
Any of these results could have a material adverse effect on our business, financial condition and operating results.
Our operating results are subject to seasonal fluctuations.
We operate our conventional tankers in markets that have historically exhibited seasonal variations in demand and, therefore, in charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and stronger in our fiscal quarters ended March 31 and December 31.
Due to harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer months. Because the North Sea is our primary existing offshore oil market, this seasonal repair and maintenance activity contributes to quarter-to-quarter volatility in our results of operations, as oil production typically is lower in the fiscal quarters ended June 30 and September 30 in this region compared with production in the fiscal quarters ended March 31 and December 31. Because a significant portion of our North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on the volume of oil transported, the results of our shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. When we redeploy affected shuttle tankers as conventional oil tankers while platform maintenance and repairs are conducted, the overall financial results for our North Sea shuttle tanker operations may be negatively affected if the rates in the conventional oil tanker markets are lower than the contract of affreightment rates. In addition, we seek to coordinate some of the general drydocking schedule of our fleet with this seasonality, which may result in lower revenues and increased drydocking expenses during the summer months.

We expend substantial sums during construction of newbuildings and the conversion of tankers to FPSOs or FSOs without earning revenue and without assurance that they will be completed.
We are typically required to expend substantial sums as progress payments during construction of a newbuilding, but we do not derive any revenue from the vessel until after its delivery. In addition, under some of our time-charters if our delivery of a vessel to a customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double the hire rate during the delay. For prolonged delays, the customer may terminate the time-charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated charges.
If we were unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2007, we had 30 newbuildings on order with deliveries scheduled between January 2008 and January 2012. As of December 31, 2007, progress payments made towards these newbuildings, excluding payments made by our joint venture partners, totaled $826.1 million.
In addition, conversion of tankers to FPSOs and FSOs expose us to a numbers of risks, including lack of shipyard capacity and the difficulty of completing the conversion in a timely and cost effective manner. During conversion of a vessel, we do not earn revenue from it. In addition, conversion projects may not be successful.
We make substantial capital expenditures to expand the size of our fleet. We generally are required to make significant installment payments for acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our financial leverage could increase, limiting our ability to pursue other business opportunities.
We regularly evaluate and pursue opportunities to provide the marine transportation requirements for various projects, and we have currently submitted bids to provide transportation solutions for LNG and LPG projects. We may submit additional bids from time to time. The award process relating to LNG and LPG transportation opportunities typically involves various stages and takes several months to complete. If we bid on and are awarded contracts relating to any LNG and LPG project, we will need to incur significant capital expenditures to build the related LNG and LPG carriers.
To fund the remaining portion of existing or future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in obtaining necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities.
Exposure to currency exchange rate and interest rate fluctuations results in fluctuations in our cash flows and operating results.
Substantially all of our revenues are earned in U.S. Dollars, although we are paid in Euros, Australian Dollars, Norwegian Kroner and British Pounds under some of our charters. A portion of our operating costs are incurred in currencies other than U.S. Dollars. This partial mismatch in operating revenues and expenses leads to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Norwegian Kroner, the Australian Dollar, the Canadian Dollar, the Singapore Dollar, the Japanese Yen, the British Pound and the Euro. We also make payments under two Euro-denominated term loans. If the amount of these and other Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations.
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
If we are not exempt from tax under Section 883 of the United States Internal Revenue Code, the shipping income derived from the United States sources attributable to our subsidiaries’ transportation of cargoes to or from the United States will be subject to U.S. federal income tax. If our subsidiaries were subject to such tax, our net income and cash flow would be reduced by the amount of such tax. Currently, we claim an exemption under Section 883. We cannot give any assurance that future changes and shifts in ownership of our stock will not preclude us from being able to satisfy an exemption under Section 883.
In 2007 and 2006, approximately 15.6% and 17.4%, respectively, of our gross shipping revenues were derived from U.S. sources attributable to the transportation of cargoes to or from the United States. The average U.S. federal income tax on such U.S. source income, in the absence of an exemption under Section 883, would have been 4%, or approximately $7.5 million and $7.0 million, respectively, for 2007 and 2006.
Many seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.
A significant portion of our seafarers are employed under collective bargaining agreements. We may become subject to additional labor agreements in the future. We may suffer to labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff and may increase our cost of operation. In certain cases, these negotiations have caused labor disruptions in the past and any future labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.
Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. We expect crew costs to increase in 2008. If we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.
Maritime claimants could arrest our vessels, which could interrupt our cash flow.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.
Item 4. Information on the Company
A. Overview, History and Development
Overview
We are a leading provider of international crude oil and petroleum product transportation services. Over the past five years, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included the expansion into the liquefied natural gas (or LNG) shipping sector through our publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), and further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) and through our acquisition of a 65% interest in Teekay Petrojarl ASA (or Petrojarl). With a fleet of over 200 vessels, offices in 16 countries and 6,400 seagoing and shore-based employees, Teekay provides comprehensive marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Our goal is to create the industry’s leading asset management company, focused on the Marine Midstream sector.
Our offshore segment includes our shuttle tanker operations, floating storage and off-take (or FSO) units, and our floating production, storage and offloading (or FPSO) units, which primarily operate under long-term fixed-rate contracts. As of December 31, 2007, our shuttle tanker fleet (including orderbook), which had a total cargo capacity of approximately 5.3 million deadweight tones (or dwt), represented approximately 66% of the total tonnage of the world shuttle tanker fleet. Please read Item 4 — Information on the Company: Our Fleet.
Our liquefied gas segment includes our LNG and LPG carriers. All of our LNG and LPG carriers are subject to long-term, fixed-rate time-charter contracts. As of December 31, 2007, this fleet, including newbuildings, had a total cargo carrying capacity of approximately 3.0 million cubic meters. Please read Item 4 — Information on the Company: Our Fleet.
Our spot tanker segment includes our conventional crude oil tankers and product carriers operating on the spot market or subject to time-charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts (contracts with an initial term of less than three years). As of December 31, 2007, our Aframax tankers in this segment, which had a total cargo capacity of approximately 4.0 million dwt, represented approximately 5% of the total tonnage of the world Aframax fleet. Please read Item 4 — Information on the Company: Our Fleet.
Our fixed-rate tanker segment includes our conventional crude oil and product tankers on long-term fixed-rate time-charter contracts. Please read “Item 4 — Information on the Company: Our Fleet”.
The Teekay organization was founded in 1973. We are incorporated under the laws of the Republic of The Marshall Islands as Teekay Corporation and maintain our principal executive headquarters at 4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530. Our principal operating office is located at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2K2. Our telephone number at such address is (604) 683-3529.
Recent Business Acquisitions
Acquisition of 50% of OMI Corporation
On June 8, 2007, we and A/S Dampskibsselskabet TORM (or TORM) acquired, through a jointly owned subsidiary, all of the outstanding shares of OMI Corporation (or OMI). Our 50% share of the acquisition price was approximately $1.1 billion, including approximately $0.2 billion of assumed indebtedness. We funded our portion of the acquisition with a combination of cash and borrowings under existing revolving credit facilities and a new $700 million credit facility.
OMI was an international owner and operator of tankers, with a total fleet of approximately 3.5 million dwt and comprised of 13 Suezmax tankers (seven of which it owned and six of which were chartered-in) and 32 product tankers, 28 of which it owned and four of which were chartered-in. In addition, OMI had two product tankers under construction, which are scheduled for delivery in 2009.

We and TORM divided most of OMI’s assets equally between the two companies in August 2007. We acquired seven Suezmax tankers, three Medium-Range product tankers and three Handysize product tankers. We also assumed OMI’s in-charters of an additional six Suezmax tankers and OMI’s third-party asset management business (principally the Gemini pool). We and TORM will continue to hold two Medium-Range product tankers jointly in OMI, as well as two Handysize product tanker newbuildings scheduled to deliver in 2009. The parties intend to divide these remaining assets equally in due course.
Acquisition of Petrojarl ASA
During 2006, we acquired 64.5% of the outstanding shares of Petrojarl ASA (or Petrojarl), which is listed on the Oslo Stock Exchange, for $536.8 million. Petrojarl is a leading independent operator of FPSO units. On December 1, 2006, we renamed Petrojarl Teekay Petrojarl ASA. We financed our acquisition of Petrojarl through a combination of bank financing and cash balances.
Petrojarl, based in Trondheim, Norway, has a fleet of four owned FPSO units operating under long-term service contracts in the North Sea. To service these contracts, Petrojarl also charters-in two shuttle tankers and one FSO unit from us. We believe that the combination of Petrojarl’s offshore engineering expertise and reputation as a quality operator of FPSOs, together with Teekay’s global marine operations and extensive customer network, positions us to competitively pursue new FPSO projects.
Public Offerings
Initial Public Offering by Teekay Tankers Ltd.
On December 18, 2007, our subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), completed its initial public offering of 11.5 million shares of its Class A common stock at a price of $19.50 per share for net proceeds of approximately $208.0 million. The 11.5 million shares of Class A common stock represent a 46% ownership interest in Teekay Tankers. We own the remaining capital stock of Teekay Tankers, including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. Teekay Tankers owns nine Aframax tankers, which it acquired from Teekay upon the closing of the initial public offering, and is expected to grow through the acquisition of crude oil and product tanker assets from third parties and from us. Please read Item 18 - Financial Statements: Note 5 — Public Offerings.
Initial Public Offering by Teekay Offshore Partners L.P.
On December 19, 2006, our subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) sold as part of its initial public offering 8.1 million of its common units, representing limited partner interests, at $21.00 per unit for net proceeds of $155.3 million. Teekay Offshore owns 26% of Teekay Offshore Operating L.P. (or OPCO), including its 0.01% general partner interest. OPCO owns and operates a fleet of 36 of our shuttle tankers (including 12 chartered-in vessels), four of our FSO vessels, and nine of our conventional Aframax tankers. In addition, Teekay Offshore has direct ownership interests in two of our shuttle tankers and one of our FSOs. We directly own 74% of OPCO and 59.8% of Teekay Offshore, including its 2% general partner interest. As a result, we effectively own 89.5% of OPCO. Please read Item 18 — Financial Statements: Note 5 — Public Offerings.
Public Offerings by Teekay LNG Partners L.P.
On May 10, 2005, our subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG) sold as part of an initial public offering 6.9 million of its common units at $22.00 per unit for net proceeds of $135.7 million. In November 2005, Teekay LNG completed a follow-on public offering of 4.6 million common units at a price of $27.40 per unit, for net proceeds of $120.0 million. During May 2007, Teekay LNG Partners L.P. completed a follow-on public offering of an additional 2.3 million of its common units at a price of $38.13 per unit, for net proceeds of $84.2 million. We own a 67.8% interest in Teekay LNG, including its 2% general partner interest. Please read Item 18 - Financial Statements: Note 5 — Public Offerings.
B. Operations
Our organization is divided into the following key areas: the offshore segment (or Teekay Navion Shuttle Tankers and Offshore and Petrojarl), the liquefied gas segment (or Teekay Gas Services), the spot tanker segment and fixed-rate tanker segment (collectively Teekay Tanker Services). These centers of expertise work closely with customers to ensure a thorough understanding of our customers’ requirements and to develop tailored solutions.
•
Teekay Navion Shuttle Tankers and Offshore and Petrojarl provides marine transportation, processing and storage services to the offshore oil industry, including shuttle tanker, FSO and FPSO services. Our expertise and partnerships allow us to create solutions for customers producing crude oil from offshore installations.

•
Teekay Gas Services provides gas transportation services, primarily under long-term fixed-rate contracts to major energy and utility companies. These services currently include the transportation of LNG and LPG.

•
Teekay Tanker Services is responsible for the commercial management of our conventional crude oil and product tanker transportation services. We offer a full range of shipping solutions through our worldwide network of commercial offices.

Offshore Segment
The main services our offshore segment provides to customers are:
•	offloading and transportation of cargo from oil field installations to onshore terminals via dynamically positioned, offshore loading shuttle tankers;
•	floating storage for oil field installations via FSO units; and
•	floating production, processing and storage services via FPSO units.

Shuttle Tankers
A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers were developed in the North Sea as an alternative to pipelines. The first cargo from an offshore field in the North Sea was shipped in 1977, and the first dynamically positioned shuttle tankers were introduced in the early 1980s. Shuttle tankers are often described as “floating pipelines” because these vessels typically shuttle oil from offshore installations to onshore facilities in much the same way a pipeline would transport oil along the ocean floor.
Our shuttle tankers are primarily subject to long-term, fixed-rate time-charter contracts or bareboat charter contracts for a specific offshore oil field, where a vessel is hired for a fixed period of time, or under contracts of affreightment for various fields, where we commit to be available to transport the quantity of cargo requested by the customer from time to time over a specified trade route within a given period of time. The number of voyages performed under these contracts of affreightment normally depends upon the oil production of each field. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel and the reputation of the vessel’s manager. Technical sophistication of the vessel is especially important in harsh operating environments such as the North Sea. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers can be converted into shuttle tankers by adding specialized equipment to meet customer requirements. Shuttle tanker demand may also be affected by the possible substitution of sub-sea pipelines to transport oil from offshore production platforms.
As of December 31, 2007, there were approximately 74 vessels in the world shuttle tanker fleet (including newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Brazil, Canada, Russia, Australia and Africa. As of December 31, 2007, we owned 27 shuttle tankers and chartered-in an additional 13 shuttle tankers. Other shuttle tanker owners in the North Sea include Knutsen OAS Shipping AS, JJ Ugland Group and Penny Ugland, which as of December 31, 2007 controlled small fleets of 2 to 10 shuttle tankers each. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea.
FSO Units
FSO units provide on-site storage for oil field installations that have no storage facilities or that require supplemental storage. An FSO unit is generally used in combination with a jacked-up fixed production system, floating production systems that do not have sufficient storage facilities or as supplemental storage for fixed platform systems, which generally have some on-board storage capacity. An FSO unit is usually of similar design to a conventional tanker, but has specialized loading and offtake systems required by field operators or regulators. FSO units are moored to the seabed at a safe distance from a field installation and receive the cargo from the production facility via a dedicated loading system. An FSO unit is also equipped with an export system that transfers cargo to shuttle or conventional tankers. Depending on the selected mooring arrangement and where they are located, FSO units may or may not have any propulsion systems. FSO units are usually conversions of older single-hull conventional oil tankers. These conversions, which include installation of a loading and offtake system and hull refurbishment, can generally extend the lifespan of a vessel as an FSO unit by up to 20 years over the normal conventional tanker lifespan of 25 years.
Our FSO units are generally placed on long-term, fixed-rate time-charters or bareboat charters as an integrated part of the field development plan, which provides more stable cash flow to us. Under a bareboat charter, the customer pays a fixed daily rate for a fixed period of time for the full use of the vessel and is responsible for all crewing, management and navigation of the vessel and related expenses.
As of December 2007, there were approximately 86 FSO units operating and 10 FSO units on order in the world fleet. As at December 31, 2007, we had 5 FSO units. The major markets for FSO units are Asia, the Middle East, West Africa, South America and the North Sea. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.
FPSO Units
FPSO units are offshore production facilities that are typically ship-shaped and store processed crude oil in tanks located in the hull of the vessel. FPSO units are typically used as production facilities to develop marginal oil fields or deepwater areas remote from existing pipeline infrastructure. Of four major types of floating production systems, FPSO units are the most common type. Typically, the other types of floating production systems do not have significant storage and need to be connected into a pipeline system or use an FSO unit for storage. FPSO units are less weight-sensitive than other types of floating production systems and their extensive deck area provides flexibility in process plant layouts. In addition, the ability to utilize surplus or aging tanker hulls for conversion to an FPSO unit provides a relatively inexpensive solution compared to the new construction of other floating production systems. A majority of the cost of an FPSO comes from its top-side production equipment and thus FPSO units are expensive relative to conventional tankers. An FPSO unit carries on-board all the necessary production and processing facilities normally associated with a fixed production platform. As the name suggests, FPSOs are not fixed permanently to the seabed but are designed to be moored at one location for long periods of time. In a typical FPSO unit installation, the untreated wellstream is brought to the surface via subsea equipment on the sea floor that is connected to the FPSO unit by flexible flow lines called risers. The risers carry oil, gas and water from the ocean floor to the vessel, which processes it onboard. The resulting crude oil is stored in the hull of the vessel and subsequently transferred to tankers either via a buoy or tandem loading system for transport to shore.
Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 2007 there were approximately 131 FPSO units operating and 46 FPSO units on order in the world fleet. At December 31, 2007, we had five FPSO units, including one on order. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. The major independent FPSO contractors are SBM Offshore, Modec, Prosafe, BW Offshore, Sevan Marine, Bluewater and Maersk.

During 2007, approximately 47% of our net revenues were earned by the vessels in our offshore segment, compared to approximately 39% in 2006 and 32% in 2005. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
Liquefied Gas Segment
The vessels in our liquefied gas segment compete in the LNG and LPG markets. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts with durations between 20 and 25 years, and with charter rates payable to the owner on a monthly basis. LNG shipping historically has been transacted with these long-term, fixed-rate time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and short-term time-charters of less than 12 months duration have continued to grow in the last 15 years from 1% of the market in 1992 to approximately 13% in 2006.
In the LNG markets, we compete principally with other private and state-controlled energy and utilities companies, which generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as major energy companies have continued to divest non-core businesses. The major operators of LNG carriers are Malaysian International Shipping, NYK Line, Qatar Gas Transport (Nakilat), Shell Group and Mitsui O.S.K.
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
LPG carriers are mainly chartered to carry LPG on time charters of three to five years, on contracts of affreightment or spot voyage charters. The two largest consumers of LPG are residential users and the petrochemical industry. Residential users, particularly in developing regions where electricity and gas pipelines are not developed, do not have fuel switching alternatives and generally are not LPG price sensitive. The petrochemical industry, however, has the ability to switch between LPG and other feedstock fuels depending on price and availability of alternatives.
Most new LNG carriers, including all of our vessels, are being built with a membrane containment system. These systems consist of insulation between thin primary and secondary barriers and are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 40 years. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG and LPG carriers after they reach a certain age. As at December 31, 2007, there were approximately 254 vessels in the world LNG fleet, with an average age of approximately 12 years, and an additional 136 LNG carriers under construction or on order for delivery through 2011. As of December 31, 2007, the worldwide LPG tanker fleet consisted of approximately 1,075 vessels with an average age of approximately 18 years and approximately 200 additional LPG vessels were on order for delivery through 2011. LPG carriers range in size from approximately 500 to approximately 70,000 cubic meters (or cbm). Approximately 60% of the worldwide fleet is less than 5,000 cbm.
Our liquefied gas segment primarily consists of LNG and LPG carriers subject to long-term, fixed-rate time-charter contracts. As at December 31, 2007, we had nine LNG carriers and an additional ten newbuilding LNG carriers on order, all of which were scheduled to commence operations upon delivery under long-term fixed-rate time-charters and in which our interests range from 33% to 70%. In addition, as at December 31, 2007, we had four LPG carriers, including three under construction.
During 2007, approximately 9% of our net revenues were earned by the vessels in our liquefied gas segment, compared to approximately 7% in 2006 and 2005. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
Spot Tanker Segment
The vessels in our spot tanker segment compete primarily in the Aframax and Suezmax tanker markets. In these markets, international seaborne oil and other petroleum products transportation services are provided by two main types of operators: captive fleets of major oil companies (both private and state-owned) and independent ship-owner fleets. Many major oil companies and other oil trading companies, the primary charterers of our vessels, also operate their own vessels and transport their own oil and oil for third-party charterers in direct competition with independent owners and operators. Competition for charters in the Aframax and Suezmax spot charter market is intense and is based upon price, location, the size, age, condition and acceptability of the vessel, and the reputation of the vessel’s manager.
We compete principally with other owners in the spot-charter market through the global tanker charter market. This market is comprised of tanker broker companies that represent both charterers and ship-owners in chartering transactions. Within this market, some transactions, referred to as “market cargoes,” are offered by charterers through two or more brokers simultaneously and shown to the widest possible range of owners; other transactions, referred to as “private cargoes,” are given by the charterer to only one broker and shown selectively to a limited number of owners whose tankers are most likely to be acceptable to the charterer and are in position to undertake the voyage.
Certain of our vessels in the spot tanker segment operate pursuant to pooling arrangements. Under a pooling arrangement, different vessel owners pool their vessels, which are managed by a pool manager, to improve utilization and reduce expenses. In general, revenues generated by the vessels operating in a pool, less related voyage expenses (such as fuel and port charges) and pool administrative expenses, are pooled and allocated to the vessel owners according to a pre-determined formula. As of March 1, 2008, we participated in three main pooling arrangements. These include an Aframax tanker pool, a Suezmax tanker pool (the Gemini Pool) and an intermediate product tanker pool (the Swift Tanker Pool). As of March 1, 2008, 42 of our Aframax tankers operated in the Aframax tanker pool, 9 of our Suezmax tankers operated in the Gemini Pool and 10 of our product tankers operated in the Swift Tanker Pool. Each of these pools is either solely or jointly managed by us.

Our competition in the Aframax (80,000 to 119,999 dwt) market is also affected by the availability of other size vessels that compete in that market. Suezmax (120,000 to 199,999 dwt) vessels and Panamax (55,000 to 79,999 dwt) vessels can compete for many of the same charters for which our Aframax tankers compete. Similarly, Aframax tankers and Very Large Crude Carriers (200,000 to 319,999 dwt) (or VLCCs) can compete for many of the same charters for which our Suezmax vessels compete. Because VLCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades or of Suezmax vessels into Aframax trades would heighten the already intense competition.
We believe that we have competitive advantages in the Aframax and Suezmax tanker market as a result of the quality, type and dimensions of our vessels and our market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2007, our Aframax tanker fleet (excluding Aframax-size shuttle tankers and newbuildings) had an average age of approximately 8.1 years and our Suezmax tanker fleet (excluding Suezmax-size shuttle tankers and newbuildings) had an average age of approximately 4.9 years. This compares to an average age for the world oil tanker fleet of approximately 9.4 years, for the world Aframax tanker fleet of approximately 9.5 years and for the world Suezmax tanker fleet of approximately 8.9 years.
As of December 31, 2007, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 68 Aframax vessels), Aframax International Pool (approximately 43 Aframax vessels), Sovcomflot (approximately 40 vessels), Tanker Pacific Management (approximately 22 vessels), Cido Shipping (approximately 21 vessels), Minerva Marine (approximately 20 vessels), and Sigma Pool (approximately 20 vessels). Other large operators of Suezmax tonnage (including newbuildings on order) included Frontline (approximately 25 vessels), Sovcomflot (approximately 24 vessels), Euronav (approximately 16 vessels) and Marmaras Navigation (approximately 16 vessels).
We have chartering staff located in Stavanger, Norway; Tokyo, Japan; London, England; Houston, Texas; and Singapore. Each office serves our clients headquartered in that office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. We believe that monitoring such information is critical to making informed bids on competitive brokered business.
During 2007, approximately 34% of our net revenues were earned by the vessels in our spot tanker segment, compared to approximately 42% in 2006 and 50% in 2005. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
Fixed-Rate Tanker Segment
The vessels in our fixed-rate tanker segment primarily consist of Aframax and Suezmax tankers that are employed on long-term time-charters. We consider contracts that have an original term of less than three years in duration to be short term. The only difference between the vessels in the spot tanker segment and the fixed-rate tanker segment is the duration of the contracts under which they are employed. Charters of more than three years are not as common as short-term charters and voyage charters for conventional tankers. During 2007, approximately 10% of our net revenues were earned by the vessels in the fixed-rate tanker segment, compared to approximately 12% in 2006 and 11% in 2005. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
Our Fleet
As at December 31, 2007, our fleet (excluding vessels managed for third parties) consisted of 193 vessels, including chartered-in vessels, newbuildings on order, and vessels being converted to offshore units.
The following table summarizes our fleet as at December 31, 2007:

	Number of Vessels
	Owned		Chartered-in		Newbuildings
	Vessels		Vessels		/Conversions		Total
Offshore Segment
Shuttle Tankers	27	(1)	13	(2)	4		44
FSO Units	5	(3)	—		—		5
FPSO Units	4	(4)	—		1	(5)	5

Total Offshore Segment	36		13		5		54

Fixed-Rate Tanker Segment
Conventional Tankers	15	(6)	6		2		23

Total Fixed-Rate Tanker Segment	15		6		2		23

Liquefied Gas Segment
LNG Carriers	9	(7)	—		10	(8)	19
LPG Carriers	1	(9)	—		3	(9)	4

Total Liquefied Gas Segment	10		—		13		23

Spot Tanker Segment
Suezmax Tankers	6	(10)	9		10		25
Aframax Tankers	20	(11)	16		—		36
Large Product Tankers	14	(12)	7		1		22
Small Product Tankers	—		10		—		10

Total Spot Tanker Segment	40		42		11		93

Total	101		61		31		193

The following footnotes indicate the vessels in the table above that are owned or chartered-in by non-wholly owned subsidiaries of Teekay Corporation or have been or will be offered to Teekay LNG, Teekay Offshore or Teekay Tankers.

(1)
Includes 24 vessels owned by OPCO (including five through 50% controlled joint ventures), two vessels owned by Teekay Offshore (including one through a 50% controlled joint venture), and one owned by Petrojarl.

(2)	Includes 12 vessels chartered-in by OPCO.

(3)	Includes four FSO units owned by OPCO (including one through 89% joint venture) and one FSO unit owned by Teekay Offshore.

(4)	Includes four FPSOs owned by Petrojarl.

(5)	Includes one vessel being converted to an FPSO by a 50/50 joint venture between Teekay and Petrojarl.

(6)	Includes eight vessels owned by Teekay LNG and one vessel owned by Teekay Tankers.

(7)	Includes seven LNG carriers owned by Teekay LNG. Teekay LNG has agreed to acquire Teekay’s 100% interest in the remaining two vessels.

(8)
Includes Teekay’s 70% interest in two LNG newbuildings and its 40% interest in four LNG. Teekay LNG has agreed to acquire these six vessels upon their delivery. Includes Teekay’s 33% interest in four LNG newbuildings. Teekay is required to offer these vessels to Teekay LNG.

(9)	All vessels owned by Teekay LNG. (10) Includes four Suezmax tankers that Teekay is required to offer Teekay Tankers.

(11)	Includes nine vessels owned by Teekay Offshore, all of which are chartered to Teekay and seven vessels owned by Teekay Tankers.

(12)	Includes one product tanker owned by Teekay Tankers.
Our vessels are of Australian, Bahamian, Cayman Islands, Liberian, Marshall Islands, Norwegian, Norwegian International Ship, Russian and Spanish registry.
Many of our Aframax and Suezmax vessels and some of our shuttle tankers have been designed and constructed as substantially identical sister ships. These vessels can, in many situations, be interchanged, providing scheduling flexibility and greater capacity utilization. In addition, spare parts and technical knowledge can be applied to all the vessels in the particular series, thereby generating operating efficiencies.
As of December 31, 2007, we had 31 vessels under construction or undergoing conversion to FPSOs. Please read Item 5 — Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 18 — Financial Statements: Notes 16(a), 16(b), and 16(c) — Commitments and Contingencies — Vessels Under Construction, Vessel Purchases and Joint Ventures.
Please read Item 18 — Financial Statements: Note 8 — Long-Term Debt for information with respect to major encumbrances against our vessels.
Safety, Management of Ship Operations and Administration
Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2007 we introduced a behavior-based safety program called “Safety in Action” to further enhance the safety culture in our fleet. We are also committed to reducing our emissions and waste generation.
Customers and vessel rating services have recognized us for safety, environmental awareness, quality and service. Given the emphasis by customers on quality as a result of stringent environmental regulations, and heightened concerns about liability for environmental pollution, we believe that our emphasis on quality and safety provides us with a favorable competitive profile. We are one of a few companies that have fully integrated their health, safety, environment and quality management systems. This integration has increased efficiencies in our operations and management by reducing redundancies and better aligning our strategies and programs in the relevant systems.
We have achieved certification under the standards reflected in International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, Occupational Health and Safety Advisory Services 18001 for Occupational Health and Safety, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis. As part of International Safety Management (or ISM) Code compliance, all of our vessels’ safety management certificates are maintained through ongoing internal audits performed by our certified internal auditors and intermediate external audits performed by the classification society Det Norske Veritas. Subject to satisfactory completion of these internal and external audits, certification is valid for five years.
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
We establish key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets. We are participants in a purchasing alliance with two other shipping companies and named it Teekay Bergesen Worldwide. This alliance leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals.
We believe that the generally uniform design of some of our existing and newbuilding vessels and the adoption of common equipment standards provide operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair and spare parts ordering.
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

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. Insurance policies also cover war risks (including piracy and terrorism). We do not generally carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In addition, more stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.
We use in our operations a thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers’ competence training program, seafarers’ workshops and membership in emergency response organizations.
Operations Outside the United States
Because our operations are primarily conducted outside of the United States, we are affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered.
During 2007, we derived approximately 17% of our total net revenues from our operations in the Indo-Pacific Basin, compared to approximately 18% during 2006. Past political conflicts in that region, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in the region have also been subject to, in limited instances, acts of piracy. In addition to tankers, targets of terrorist attacks could include oil pipelines, LNG facilities and offshore oil fields. The escalation of existing, or the outbreak of future, hostilities or other political instability in this region or other regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect our operations and performance. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin or elsewhere as a result of terrorist attacks or otherwise may limit trading activities with those countries, which could also adversely affect our operations and performance.
Customers
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil and LNG consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. One customer, an international oil company, accounted for 20% ($472.3 million) of our consolidated revenues during 2007 (15% or $307.9 million — 2006 and 20% or $392.2 million — 2005). No other customer accounted for more than 10% of our consolidated revenues during 2007, 2006 or 2005. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.
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
Our vessels are also regularly inspected by our seafaring staff, who perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year. Upon completion of each inspection, action plans are developed to address any items requiring improvement. All action plans are monitored until they are completed. The objectives of these inspections are to ensure:
•	adherence to our operating standards;
•	the structural integrity of the vessel is being maintained;
•	machinery and equipment is being maintained to give full reliability in service;
•	we are optimizing performance in terms of speed and fuel consumption; and
•	the vessel’s appearance will support our brand and meet customer expectations.

To achieve the vessel structural integrity objective, we use a comprehensive “Structural Integrity Management System” we developed. This system is designed to closely monitor the condition of our vessels and to ensure that structural strength and integrity are maintained throughout a vessel’s life.
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
Organizational Structure
Our organizational structure includes, among others, our interests in Teekay Offshore and Teekay LNG. These limited partnerships were set up primarily to hold our assets that generate long-term fixed-rate cash flows. The strategic rationale for establishing these entities was to:
•	illuminate higher value of fixed-rate cash flows to Teekay investors;
•	realize advantages of a lower cost of equity when investing in new offshore or LNG projects; and
•
enhance returns to Teekay through fee-based revenue and ownership of the limited partnership’s incentive distribution rights, which entitle the holder to disproportionate distributions of available cash as cash distribution levels to unitholders increase.

The following chart provides an overview of our organizational structure as at December 31, 2007. Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as at December 31, 2007.

(1)
Partnership is controlled by the General Partner. Teekay Corporation has a 100% beneficial ownership in the General Partner. However in certain limited cases, approval of a majority of the common unit holders is required to approve certain actions.

(2)	Proportion of voting power held is 53%.

(3)	Including our 64.5% interest in Teekay Petrojarl.
Teekay Offshore is a Marshall Islands limited partnership formed by us in 2006 as part of our strategy to expand our operations in the offshore oil marine transportation, processing and storage sectors. Teekay Offshore owns 26% of OPCO, including its 0.01% general partner interest. OPCO owns and operates a fleet of 36 of our shuttle tankers (including 12 chartered-in vessels), four of our FSO vessels, and nine of our conventional Aframax tankers. In addition, Teekay Offshore has direct ownership interests in two of our shuttle tankers and one of our FSOs. All of OPCO’s vessels operate under long-term, fixed-rate contracts. We directly own 74% of OPCO and 59.8% of Teekay Offshore, including its 2% general partner interest. As a result, we effectively own 89.5% of OPCO. Teekay Offshore also has rights to participate in certain FPSO opportunities relating to Petrojarl.

Teekay LNG is a Marshall Islands limited partnership formed by us in 2005 as part of our strategy to expand our operations in the LNG shipping sector. Teekay LNG provides LNG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies through its fleet of 13 LNG carriers (including six newbuildings) and eight Suezmax tankers. In April 2008, Teekay sold two 1993-built LNG vessels to Teekay LNG and chartered them back for ten years with three five-year option periods.
In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to facilitate the growth of our conventional tanker business. Teekay Tankers owns a fleet of nine of our double-hull Aframax tankers, which trade in the spot market and short- or medium-term, fixed-rate time-charter market. Teekay Tanker’s primary objective is to grow through the acquisition of conventional tanker assets from third parties and from us. We will offer to Teekay Tankers by July 2009 the opportunity to purchase up to four Suezmax-class oil tankers, of which two were acquired by Teekay Tankers in April 2008. Through a wholly-owned subsidiary, we provide Teekay Tankers with commercial, technical, administrative, and strategic services under a long-term management agreement. In exchange, Teekay Tankers has agreed to pay us both a market-based fee and a performance fee under certain circumstances in which we increase Teekay Tankers’ cash available for distribution to its stockholders.
Teekay has entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when Teekay, Teekay LNG, and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. In addition, under a contribution, conveyance and assumption agreement between Teekay and Teekay Tankers, we may pursue business opportunities attractive to both parties.
C. Regulations
Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.
We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the oil tanker and LNG and LPG carrier markets and will accelerate the scrapping of older vessels throughout these markets.
Regulation—International Maritime Organization (or IMO). The IMO is the United Nations’ agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers apply to many jurisdictions in which our tanker fleet operates. These regulations provide that:
•
tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double-side construction, unless they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull, or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding;

•	tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction; and

•	all tankers are subject to enhanced inspections.
IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates, but not by the United States. Under IMO regulations, an oil tanker must be of double-hull construction, be of mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker:
•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.
In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective in April 2005, accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. As a result of these regulations, in 2003 we recorded a non-cash write-down of the book value of the affected vessels. We subsequently sold all the vessels affected by these regulations and no longer own any single-hull vessels. In July 2003, the European Union adopted legislation that will prohibit all single-hull tankers from entering into its ports or offshore terminals under a phase-out schedule (depending upon age, type and cargo of tankers) between the years 2003 and 2010. All single-hull tankers will be banned by 2010. The European Union has already banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in April 2005, certain single-hull tankers above 15 years of age are also restricted from entering or leaving EU ports or offshore terminals and anchoring in areas under EU jurisdiction. All of the tankers that we currently operate are double-hulled and will not be affected directly by these IMO and EU regulations.
The European Union has also adopted legislation that bans manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities after July 2003) from European waters, creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually, provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment and provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The European Union is also considering the adoption of criminal sanctions for certain pollution events, including tank cleaning.

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the ISM Code, the International Convention on Prevention of Pollution from Ships (the MARPOL Convention), the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Load Lines of 1966, and, specifically with respect to LNG carriers, the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (or the IGC Code). The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning (DP) systems, which would apply to shuttle tankers and DP-assisted FSO units and FPSO units. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states that have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.
SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, and the specific requirements for shuttle tankers, FSO units and FPSO units under the NPD (Norway) and HSE (United Kingdom) regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the Coast Guard and European Union authorities have indicated that vessels not in compliance with ISM Code will be prohibited from trading in U.S. and European ports.
The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the ship-owner’s compliance with requirements of the ISM Code relating to the development and maintenance of an extensive “Safety Management System.” Such a system includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the existing vessels in our fleet currently is ISM Code-certified, and we expect to obtain safety management certification for each newbuilding vessel upon delivery.
LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG carriers currently is in substantial compliance with the IGC Code, and each of our LNG newbuilding shipbuilding contracts requires compliance prior to delivery.
Environmental Regulations — United States Regulations. The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.
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
OPA 90 limits the liability of responsible parties. Effective as of October 9, 2006, the limit for double-hulled tank vessels was increased to the greater of $1,900 per gross ton or $16 million per double-hulled tanker per incident, subject to adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We currently maintain for each vessel pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.
Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be built with double-hulls. All of our existing tankers are, and all of our newbuildings will be, double-hulled.
In December 1994, the U.S. Coast Guard (or Coast Guard) implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the then-applicable OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The financial responsibility limits have not been increased to comport with the amended statutory limits of OPA. However, the Coast Guard has issued a notice of policy change indicating its intention to change the financial responsibility regulations accordingly. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.
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

The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship-owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by obtaining financial guaranties from a third-party. If other vessels in our fleet trade into the United States in the future, we expect to obtain additional guarantees from third-party insurers or to provide guarantees through self-insurance.
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
Environmental Regulation—Other Environmental Initiatives.
Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil (not LNG) as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $7.4 million plus approximately $1,040 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $148 million per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships (or Annex VI) to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We plan to operate our vessels in compliance with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.
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
The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court in that action issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date.

The EPA has appealed this decision. Oral arguments on this appeal were heard by the Ninth Circuit Court of Appeals on August 14, 2007. No decision has yet been issued. If the exemption is repealed, we would be subject to the Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the costs of operating in the United States. For example, this ruling could require the installation of equipment on our vessels to treat ballast water before it is discharged, require the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and otherwise restrict our vessels traffic in U.S. waters.
In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions (or VOC equipment) on most shuttle tankers serving the Norwegian continental shelf. Oil companies bear the cost to install and operate the VOC equipment onboard the shuttle tankers.
Vessel Security Regulation
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA.
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
Taxation of Operating Income. We expect that substantially all of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time-charter or bareboat charter income.
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
A non-U.S. corporation will qualify for the Section 883 Exemption if it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption), it meets one of three ownership tests (or the Ownership Test) described in the Final Section 883 Regulations and it meets certain substantiation, reporting and other requirements.

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
The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2007 and 2006, approximately 7.8% and 8.7%, respectively, of our gross shipping revenues were U.S. Source International Transportation Income and the average U.S. federal income tax on such U.S. Source International Transportation Income would have been approximately $7.5 million and $7.0 million, respectively, for 2007 and 2006.
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
We do not expect that payment of Norwegian income taxes will have a material effect on our results.
Spanish Taxation
Spain imposes income taxes on income generated by our majority owned Spanish subsidiary’s shipping related activities at a rate of 32.5%. Two alternative Spanish tax regimes provide incentives for Spanish companies engaged in shipping activities, the Canary Islands Special Ship Registry (or CISSR) and the Spanish Tonnage Tax Regime (or TTR). As at December 31, 2007, all but two of our vessels operated by our operating Spanish subsidiaries were subject to the TTR.
Under the TTR, the applicable income tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company’s disposal, excluding time required for repairs. The tax base ranges from 0.20 Euros per day per 100 tonnes to 0.90 Euros per day per 100 tonnes, against which the generally applicable tax rate of 32.5% applies. If the shipping company also engages in activities other than those subject to the TTR regime, income from those other activities is subject to tax at the generally applicable rate of 32.5%. If a vessel is acquired and disposed of by a company while it is subject to the TTR regime, any gain on the disposition of the vessel generally is not subject to Spanish taxation. If the company acquired the vessel prior to becoming subject to the TTR regime or if the company acquires a used vessel after becoming subject to the TTR regime, the difference between the fair market value of the vessel at the time it enters into the TTR and the tax value of the vessel at that time is added to the taxable income in Spain when the vessel is disposed of and generally remains subject to Spanish taxation at the rate of 32.5%.
Our two Spanish subsidiary’s vessels which are registered in the CISSR are allowed a credit, equal to 90% of the tax payable on income from the commercial operation of the Canary Islands registered ships, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3.25% on income from the operation of these vessels. Vessel sales are subject to the full 32.5% Spanish tax rate. A 20% reinvestment credit it available if the entire gross proceeds from the vessel sale are reinvested in a qualifying asset and if the asset disposed of has been held for a minimum period of one year.
We do not expect Spanish income taxes will have a material effect on our results.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
Teekay is a leading provider of international crude oil and petroleum product transportation services. Over the past five years, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included the expansion into the liquefied natural gas (or LNG) shipping sector through our publicly-listed subsidiary, Teekay LNG, and further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary, Teekay Offshore and through our acquisition of a 65% interest in Petrojarl. With a fleet of over 200 vessels, offices in 16 countries and 6,400 seagoing and shore-based employees, Teekay provides comprehensive marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Our goal is to create the industry’s leading asset management company, focused on the Marine Midstream space.
SIGNIFICANT DEVELOPMENTS IN 2007 AND JANUARY 2008
Acquisition of 50% of OMI Corporation
On June 8, 2007, we and A/S Dampskibsselskabet TORM (or TORM) acquired, through a jointly owned subsidiary all of the outstanding shares of OMI Corporation (or OMI). Our 50% share of the acquisition price was approximately $1.1 billion, including approximately $0.2 billion of assumed indebtedness. We funded our portion of the acquisition with a combination of cash and borrowings under existing revolving credit facilities and a new $700 million credit facility.

OMI was an international owner and operator of tankers, with a total fleet aggregating of approximately 3.5 million dwt and comprised of 13 Suezmax tankers (seven of which it owned and six of which were chartered-in) and 32 product tankers, 28 of which it owned and four of which were chartered-in. In addition, OMI had two product tankers under construction, which are scheduled for delivery in 2009.
We and TORM divided most of OMI’s assets equally between the two companies in August 2007. We acquired seven Suezmax tankers, three Medium-Range product tankers and three Handysize product tankers. We also assumed OMI’s in-charters of an additional six Suezmax tankers and OMI’s third-party asset management business (principally the Gemini pool). We and TORM will continue to hold two Medium-Range product tankers jointly in OMI, as well as two Handysize product tanker newbuildings scheduled to deliver in 2009. The parties intend to divide these remaining assets equally in due course. Please read Item 18 — Financial Statements: Note 4 — Acquisition of 50% of OMI Corporation.
Angola LNG Project
We have a 33% interest in a consortium that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Final award of the charter contract was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the consortium, respectively. In accordance with existing agreements, we are required to offer to Teekay LNG our 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels. Please read Item 18 — Financial Statements: Note 16(c) — Commitments and Contingencies — Joint Ventures.
Acquisition of LNG Vessels
During December 2007, we acquired two 1993-built LNG vessels from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230.0 million. The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan and have a self-supporting prismatic shape IMO Type B (“SPB”) cargo containment system. The vessels have been time-chartered back to the joint venture until April 2009 with charterer’s option to extend the contracts up to an additional seven years. We believe that these specialized vessels will provide us with the prospect of a new service offering following the completion of the Kenai project such as delivering partial cargoes at multiple ports or as a potential project vessel such as serving as a floating offshore re-gasification or production facility, subject to conversion. In accordance with existing agreements, in April 2008, Teekay sold these vessels to Teekay LNG and chartered them back for ten years with three five-year option periods.
Strategic Transaction with ConocoPhillips
In January 2008, we entered into a multi-vessel transaction with ConocoPhillips, in which we acquired ConocoPhillips’ rights in six double-hull Aframax tankers. Of the six Aframax tankers acquired, two are owned and four are bareboat chartered-in from third parties for periods ranging from five to ten years. The total cost of the transaction is $83.8 million. Two of the Aframax tankers have been chartered back to ConocoPhillips for a period of five years. Commencing in the second quarter of 2008, we will also charter to ConocoPhillips a VLCC for a period of three years and two of our Medium Range product tankers for a period of five years.
Public Offering by Teekay Tankers
During December 2007, our subsidiary Teekay Tankers Ltd. (or Teekay Tankers), completed its initial public offering of 11.5 million shares of its Class A common stock at a price of $19.50 per share for net proceeds of approximately $208.0 million. The 11.5 million shares of Class A common stock represent a 46% ownership interest in Teekay Tankers, including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. We own the remaining capital stock of Teekay Tankers. Teekay Tankers owns nine Aframax tankers, which it acquired from Teekay upon the closing of the initial public offering, and is expected to grow through the acquisition of crude oil and product tanker assets from third parties and from us. Teekay will offer to Teekay Tankers by July 2009 the opportunity to purchase up to four Suezmax-class oil tankers, of which two sold to Teekay Tankers in April 2008. Please read Item 18 — Financial Statements: Note 5 — Public Offerings.
IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Revenues. Revenues primarily include revenues from voyage charters, pool arrangements, time-charters, contracts of affreightment and FPSO service contracts. Revenues are affected by hire rates and the number of days a vessel operates and the daily production volume on FPSO units. Revenues are also affected by the mix of business between time-charters, voyage charters, contracts of affreightment and vessels operating in pool arrangements. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.
Forward Freight Agreements. We are exposed to freight rate risk for vessels in our spot tanker segment from changes in spot market rates for vessels. In certain cases, we use forward freight agreements (or FFAs) to manage this risk. FFAs involve contracts to provide a fixed number of theoretical voyages at fixed rates, thus hedging a portion of our exposure to the spot-charter market. These agreements are recorded as assets or liabilities and measured at fair value. Changes in the fair value of the FFAs are recognized in other comprehensive income (loss) until the hedged item is recognized as revenue in income. The ineffective portion of a change in fair value is immediately recognized as revenue in income.
Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time-charters and FPSO service contracts and by us under voyage charters and contracts of affreightment.

Net Revenues. Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters and contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than revenues, the most directly comparable financial measure under United States generally accepted accounting principles (or GAAP).
Vessel Operating Expenses. Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. We expect these expenses to increase as our fleet matures and to the extent that it expands.
Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze our income from vessel operations for each segment, which represents the income we receive from the segment after deducting operating expenses, but prior to the deduction of interest expense, income taxes, foreign currency and other income and losses.
Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG and LPG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and annual class survey costs for our FPSO units. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation and Amortization. Our depreciation and amortization expense typically consists of:
•	charges related to the depreciation and amortization of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;
•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and
•
charges related to the amortization of intangible assets, including the fair value of the time-charters, contracts of affreightment, customer relationships and intellectual property where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period in which the asset is expected to contribute to our future cash flows.

Time-charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net revenues level in terms of “time-charter equivalent” (or TCE) rates, which represent net revenues divided by revenue days.
Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net revenues between periods.
Calendar-ship-days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar-ship-days primarily in explaining changes in vessel operating expenses, time-charter hire expense and depreciation and amortization.
Restricted Cash Deposits. Under the terms of the tax leases for four of our LNG carriers, we are required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. During vessel construction, however, the amount of restricted cash approximates the accumulated vessel construction costs. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and loans from our joint venture partners. Please read Item 18 — Financial Statements: Note 10 — Capital Leases and Restricted Cash.
RESULTS OF OPERATIONS
In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts and floating production, storage and offloading (or FPSO) service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four reportable segments where applicable.
The shipping industry is currently witnessing significant growth in the world fleet resulting in a global manpower shortage. This shortage has resulted in crew wage increases during 2007, the effect of which is explained in our comparison of the year ended December 31, 2007 to the year ended December 31, 2006. We expect a trend of increasing crew compensation costs to continue into 2008.
We manage our business and analyze and report our results of operations on the basis of four segments: the offshore segment, the fixed-rate tanker segment, the liquefied gas segment and the spot tanker segment. Please read Item 18 — Financial Statements: Note 2 — Segment Reporting.

Year Ended December 31, 2007 versus Year Ended December 31, 2006
Offshore Segment
Our offshore segment includes our shuttle tankers, FPSO units, and FSO units. The offshore segment has four shuttle tankers under construction. We took delivery of one FPSO during January 2008 and acquired one shuttle tanker during March 2008. Please read Item 18 — Financial Statements: Note 16 - Commitments and Contingencies. We use these vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts, contracts of affreightment or FPSO service contracts. Historically, the utilization of shuttle tankers and FPSO units in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.
The following table presents our offshore segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our offshore segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar ship days and percentages)	2007	2006	% Change

Revenues	992,326	667,847	48.6
Voyage expenses	117,571	89,642	31.2

Net revenues	874,755	578,205	51.3
Vessel operating expenses	301,478	134,866	123.5
Time-charter hire expense	161,876	170,662	(5.1)
Depreciation and amortization	172,983	105,861	63.4
General and administrative (1)	101,119	58,048	74.2
(Gain) loss on sale of vessels	(18,630)	698	(2,769.1)

Income from vessel operations	155,929	108,070	44.3

Calendar Ship Days
Owned Vessels	12,840	9,510	35.0
Chartered-in Vessels	4,619	4,983	(7.3)

Total	17,459	14,493	20.5

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the offshore segment based on estimated use of corporate resources).
The average fleet size of our offshore segment (including vessels chartered-in) increased during 2007 compared to 2006. This was primarily the result of:
•
the acquisition during the third quarter of 2006 of Teekay Petrojarl ASA (or Petrojarl), which operates four FPSO units and one shuttle tanker (please read item 18 - Financial Statements: Note 3 — Acquisition of Petrojarl ASA);

•
the consolidation of five 50%-owned joint ventures, each of which owns one shuttle tanker, effective December 1, 2006 upon amendments of the applicable operating agreements, which granted us control of these joint ventures (or the Consolidation of Joint Ventures);

•	the transfer of the Navion Saga from the fixed-rate segment to the offshore segment in connection with the completion of its conversion to an FSO unit in May 2007; and

•	the delivery of two new shuttle tankers, the Navion Bergen and the Navion Gothenburg, in April and July 2007, respectively (or the Shuttle Tanker Deliveries);
partially offset by
•	a decline in the number of chartered-in shuttle tankers; and

•	the sale of one 1981-built shuttle tanker in July 2006 and one 1987-built shuttle tanker in May 2007 (the Shuttle Tanker Dispositions).
Net Revenues. Net revenues increased 51.3% to $874.8 million for 2007, from $578.2 million for 2006, primarily due to:
•	a net increase of $245.8 million relating to the Petrojarl acquisition, which includes the effect of amortization of contract values as described below;

•	an increase of $40.8 million due to the Consolidation of Joint Ventures;

•	an increase of $23.0 million relating to the transfer of the Navion Saga to the offshore segment;

•	an increase of $12.3 million due to the Shuttle Tanker Deliveries; and

•	an increase of $3.6 million due to the renewal of certain vessels on time-charter contracts at higher daily rates during 2006;
partially offset by
•
a decrease of $13.6 million in revenues due to (a) fewer revenue days for shuttle tankers servicing contracts of affreightment during 2007 due to a decline in oil production from mature oil fields in the North Sea and (b) the redeployment of idle shuttle tankers servicing contracts of affreightment in the conventional spot market at a lower average charter rate during the fourth quarter of 2007 due to a weaker spot tanker market; and

•	a decrease of $3.4 million due to the drydocking of the FSO unit the Dampier Spirit during the first half of 2007.

As part of our acquisition of Petrojarl, we assumed certain FPSO service contracts which have terms that are less favorable than then-prevailing market terms. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for 2007 was $66.6 million (2006 — $22.4 million). Please read Item 18 — Financial Statements: Note 6 - Goodwill, Intangible Assets and In-Process Revenue Contracts.
Vessel Operating Expenses. Vessel operating expenses increased 123.5% to $301.5 million for 2007, from to $134.9 million for 2006, primarily due to:
•	an increase of $125.3 million from the Petrojarl acquisition;

•	an increase of $17.5 million from the Consolidation of Joint Ventures;

•
an increase of $14.0 million in salaries for crew and officers primarily due to general wage escalations from the renegotiation of seafarer contracts, change in crew composition, a change in the crew rotation system and the weakening U.S. Dollar;

•	an increase of $6.0 million relating to the transfer of the Navion Saga to the offshore segment; and

•	an increase of $3.4 million relating to an increase in services, non-recurring repairs and maintenance;
partially offset by
•	a decrease of $2.1 million relating to the Shuttle Tanker Dispositions.
Time-Charter Hire Expense. Time-charter hire expense decreased 5.1% to $161.9 million for 2007, from $170.7 million for 2006, primarily due to a decrease in the number of chartered-in vessels.
Depreciation and Amortization. Depreciation and amortization expense increased 63.4% to $173.0 million for 2007, from $105.9 million for 2006, primarily due to:
•	an increase of $45.1 million from the Petrojarl acquisition;

•	an increase of $13.7 million from the Consolidation of Joint Ventures;

•	an increase of $6.6 million from the transfer of the Navion Saga to the offshore segment; and

•	an increase of $3.8 million due to the Shuttle Tanker Deliveries;
partially offset by
•	a decrease of $4.0 million relating to the Shuttle Tanker Dispositions.
Gain on Sale of Vessels and Equipment — Net of Write-downs. Gain on sale of vessels for 2007 was a net gain of $18.6 million, which was primarily comprised of:
•	a gain of $11.6 million from the sale of a 1987-built shuttle tanker and certain equipment during May 2007; and

•	a gain of $7.0 million from the sale of a 2007-built shuttle tanker to a 50%-owned joint venture during September 2007.
Fixed-Rate Tanker Segment
Our fixed-rate tanker segment includes conventional crude oil and product tankers on long-term, fixed-rate time-charters. The fixed-rate tanker segment also has one Aframax conventional crude oil tanker, which delivered in January 2008 and one Aframax conventional crude oil tanker under construction, which is scheduled to be delivered in April 2008. Upon their deliveries, the vessels will commence 10-year time-charters to a 50%-owned joint venture that provides lightering services primarily in the Gulf of Mexico.
The following table presents our fixed-rate tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar ship days and percentages)	2007	2006	% Change

Revenues	195,942	181,605	7.9
Voyage expenses	2,707	1,999	35.4

Net revenues	193,235	179,606	7.6
Vessel operating expenses	51,458	44,083	16.7
Time-charter hire expense	25,812	16,869	53.0
Depreciation and amortization	36,018	32,741	10.0
General and administrative (1)	18,471	16,000	15.4

Income from vessel operations	61,476	69,913	(12.1)

Calendar Ship Days
Owned Vessels	5,390	5,475	(1.6)
Chartered-in Vessels	1,312	728	80.2

Total	6,702	6,203	8.0

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources).

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased slightly in 2007 compared to 2006. This increase was primarily the result of:
•	the acquisition of two Suezmax tankers from OMI Corporation on August 1, 2007 (or the OMI Acquisition); and

•	the transfer of two in-chartered Aframax tankers from the spot tanker segment in July 2007 and October 2007, respectively, upon commencement of three-year time-charters (or the Aframax Transfers).
In addition, during July 2007 we sold and leased back an older Aframax tanker. This had the effect of decreasing the number of calendar days for our owned vessels and increasing the number of calendar ship days for our chartered-in vessels.
Net Revenues. Net revenues increased 7.6% to $193.2 million for 2007, from $179.6 million for 2006, primarily due to:
•	an increase of $9.3 million from the OMI Acquisition;

•	an increase of $8.1 million from the Aframax Transfers;

•
an increase of $1.4 million due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time-charter contracts for five Suezmax tankers. (However, under the terms of our capital leases for these tankers we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense. Therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income); and

•	a relative increase of $0.3 million because one of our Suezmax tankers was off-hire for 15.8 days for a scheduled drydocking during 2006;
partially offset by
•
a decrease of $5.5 million from reduced revenues earned by the Teide Spirit and the Toledo Spirit (the time-charters for both these vessels provide for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts; the time-charter for the Toledo Spirit also provides for a reduction in revenues to us when spot market rates are below threshold amounts).

Vessel Operating Expenses. Vessel operating expenses increased 16.7% to $51.5 million for 2007, from $44.1 million for 2006, primarily due to:
•	an increase of $4.1 million relating to higher crew manning and repairs, maintenance and consumables;

•
an increase of $1.6 million due to the effect on our Euro-denominated vessel operating expenses (primarily crewing costs for five of our Suezmax tankers) from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year. A majority of our vessel operating expenses on five of our Suezmax tankers are denominated in Euros, which is primarily a function of the nationality of our crew (our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments); and

•	an increase of $1.1 million from the OMI Acquisition.
Time-Charter Hire Expense. Time-charter hire expense increased 53.0% to $25.8 million for 2007, compared to $16.9 million for 2006, primarily due to:
•	an increase of $4.7 million from the Aframax Transfers;

•	an increase of $4.1 million from the OMI Acquisition; and

•	an increase of $1.2 million due to the sale and lease-back of an Aframax tanker in July 2007.
Depreciation and Amortization. Depreciation and amortization expense increased 10.0% to $36.0 million for 2007, from $32.7 million for 2006, primarily due to:
•	an increase of $3.4 million from the OMI Acquisition; and

•	an increase of $1.2 million from an increase in amortization of drydocking costs;
partially offset by
•	a decrease of $1.1 million due to the sale and lease-back of an Aframax tanker in July 2007.

Liquefied Gas Segment
Our liquefied gas segment consists of LNG and LPG carriers subject to long-term, fixed-rate time-charter contracts. We also have six LNG carriers currently under construction that are scheduled for delivery between April 2008 and January 2009 and four LNG carriers currently under construction that are scheduled for delivery between August 2011 and January 2012. In addition, we have three LPG carriers currently under construction that are scheduled for delivery between July 2008 and June 2009. Upon delivery, all of these vessels will commence operation under long-term, fixed-rate time-charters. Please read Item 18 — Financial Statements: Note 16(a) — Commitments and Contingencies — Vessels Under Construction and Note 16(c) — Commitments and Contingencies — Joint Ventures.
The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar ship days and percentages)	2007	2006	% Change

Revenues	166,981	104,489	59.8
Voyage expenses	109	975	(88.8)

Net revenues	166,872	103,514	61.2
Vessel operating expenses	30,239	18,912	59.9
Depreciation and amortization	46,018	33,160	38.8
General and administrative (1)	21,471	15,685	36.9

Income from vessel operations	69,144	35,757	93.4

Calendar Ship Days
Owned Vessels and Vessels under Capital Lease	2,899	1,887	53.6

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources).
The increase in the average fleet size of our liquefied gas segment was primarily due to:
•	the delivery of three new LNG carriers between October 2006 and February 2007 (or the RasGas II LNG Carriers), and

•	our December 2007 acquisition of two 1993-built LNG vessels from a joint venture between Marathon Oil Corporation and ConocoPhillips (or the Kenai LNG Carriers).
On March 29, 2007, the Madrid Spirit sustained damage to its engine boilers when a condenser tube failed resulting in seawater contamination of the boilers. The vessel was offhire for three days during the first quarter of 2007 and 76 days during the second quarter of 2007. As a result, we incurred a reduction to income from vessel operations of $6.6 million in the second quarter of 2007, consisting of $5.8 million from loss of hire and $0.8 million from uninsured repair costs. The Madrid Spirit resumed normal operations in early July 2007.
Net Revenues. Net revenues increased 61.2% to $166.9 million for 2007, from $103.5 million for 2006, primarily due to:
•	an increase of $59.8 million from the delivery of the RasGas II LNG Carriers;

•	an increase of $6.8 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year;

•	a relative increase of $2.4 million due to the Catalunya Spirit being off-hire for 35.5 days during 2006 to complete repairs and for a scheduled drydock; and

•	an increase of $2.0 million from the delivery of the Kenai LNG Carriers;
partially offset by
•	a decrease of $5.8 million due to the Madrid Spirit being off-hire, as discussed above; and

•	a decrease of $2.0 million relating to 30.8 days of off-hire for a scheduled drydocking for one of our LNG carriers during July 2007.
Vessel Operating Expenses. Vessel operating expenses increased 59.9% to $30.2 million for 2007, from $18.9 million for 2006, primarily due to:
•	an increase of $8.9 million from the delivery of the RasGas II LNG Carriers;

•
an increase of $1.4 million due to the effect on our Euro-denominated vessel operating expenses (primarily crewing costs) from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments); and

•	an increase of $0.8 million for repair costs for the Madrid Spirit incurred during the second quarter of 2007 in excess of insurance recoveries;

partially offset by
•	a relative decrease of $1.0 million relating to repair costs for the Catalunya Spirit incurred during the second quarter of 2006 in excess of insurance recoveries.
Depreciation and Amortization. Depreciation and amortization increased 38.8% to $46.0 million in 2007, from $33.2 million in 2006, primarily due to:
•	an increase of $11.7 million from the delivery of the RasGas II LNG Carriers;

•	an increase of $0.7 million relating to the amortization of drydock expenditures incurred during 2007, and

•	an increase of $0.5 million from the delivery of the Kenai LNG Carriers.
Spot Tanker Segment
Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We also have ten Suezmax tankers under construction which are scheduled to be delivered between June 2008 and August 2009 and are expected to be included in this segment. We consider contracts that have an original term of less than three years in duration to be short term. Substantially all of our conventional Aframax, Suezmax, large product, medium product and small product tankers are among the vessels included in the spot tanker segment.
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
The following table presents our spot tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar ship days and percentages)	2007	2006	% Change

Revenues	1,051,373	1,059,365	(0.8)
Voyage expenses	407,793	429,501	(5.1)

Net revenues	643,580	629,864	2.2
Vessel operating expenses	81,368	59,489	36.8
Time-charter hire expense	279,676	214,991	30.1
Depreciation and amortization	74,094	52,203	41.9
General and administrative (1)	97,087	88,182	10.1
Gain on sale of vessels	—	(2,039)	(100.0)
Restructuring charge	—	8,929	(100.0)

Income from vessel operations	111,355	208,109	(46.5)

Calendar Ship Days
Owned Vessels	11,764	9,541	23.3
Chartered-in Vessels	12,730	11,190	13.8

Total	24,494	20,731	18.2

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources).
The average fleet size of our spot tanker fleet increased 18.2% from 20,731 calendar days in 2006 to 24,494 calendar days in 2007, primarily due to:
•	the delivery of four new large product tankers between November 2006 and May 2007 (or the Spot Tanker Deliveries);

•	the acquisition of twelve vessels from OMI Corporation on August 1, 2007 (or the OMI Acquisition); and

•	a net increase in the number of chartered-in vessels, primarily Suezmax and product tankers;
partially offset by
•	the transfer of the Navion Saga to the offshore segment in connection with the completion of its conversion to an FSO unit in May 2007.
In addition, during April 2007 we sold and leased back two older Aframax tankers and during July 2007 we sold and leased back one Aframax tanker. This had the effect of decreasing the number of calendar days for our owned vessels and increasing the number of calendar ship days for our chartered-in vessels.

Tanker Market and TCE Rates.
Demand for conventional oil tankers is a function of several factors, including: world oil demand and supply (which affect the amount of crude oil and refined products transported in tankers); the relative locations of oil production, refining and consumption (which affects the distance over which the oil or refined products are transported); and the supply of tankers.
Average crude tanker freight rates in 2007 were lower than in 2006, but were still above the long-term average. In mid-2007, oil prices experienced “backwardation” for the first time in almost three years, in that the spot price of oil was higher at that time than the expected future price. This situation encourages the drawdown of existing oil inventories. This drawdown had a negative impact on tanker demand and led to a strong decline in global oil inventories. A heavy refinery maintenance schedule also reduced tanker demand and lower volumes of oil from OPEC constrained oil supply. Crude freight rates rallied in the latter part of the fourth quarter of 2007 as seasonal oil demand, low inventories, the return of refineries from seasonal maintenance and a 0.5 million barrels per day (mb/d) increase in OPEC supply commencing November 1, 2007, led to a sharp increase in crude tanker freight rates.
World gross domestic product growth averaged 4.9% during 2007. This rate is above the long-term average, but was a slight decline from 2006. A weaker fourth quarter brought about by the sub-prime mortgage crisis in the United States caused a slowdown in growth in the OECD nations. Global oil demand for 2007 averaged 85.8 mb/d, which was an increase of 0.9 mb/d (or 1.1%) from 2006. Oil demand in OECD countries during 2007 was relatively flat as a mild winter and high oil prices stunted demand growth. China, Asia and the Middle East accounted for the majority of the oil demand growth during 2007. Global oil supply rose by 0.2 mb/d in 2007 as increases in production from the former Soviet Union were offset by a decline in North Sea production and low volumes from OPEC for most of the year.
The tanker market fundamentals for 2008 are expected to be affected by above-average estimates for oil demand growth, led by the non-OECD nations, and estimated moderate fleet growth. A possible downside risk is the sub-prime mortgage crisis and its effects on the U.S. and global economies.
As of March 2008 the International Energy Agency estimated global oil demand growth of 1.7 mb/d (2.0%) for 2008 led by an increase in demand from China and the Middle East. OECD oil demand is forecasted to increase by 0.2 mb/d due to a return to more normal winter weather patterns. Non-OPEC oil production is expected to grow by 0.9 mb/d in 2008 led by the Former Soviet Union, Brazil and biofuels. The trend of longer-haul trade patterns is continuing as consumers in Asia diversify their sources of crude imports. An anticipated increase in Asian refinery capacity during 2008 is also expected to increase ton-mile demand as crude moves from the Atlantic to the Pacific basin and oil products move the other way.
The International Monetary Fund expects global economic growth of 4.1% during 2008, with slower growth in the OECD nations due to the US sub-prime mortgage crisis. Growth in the developing nations is expected to remain strong, led by China which is forecasted to grow by 10%.
The size of the world tanker fleet rose to 385.9 million dwt as of December 31, 2007, up 22.6 million dwt (or 6.2%) from the end of 2006. The world tanker orderbook rose to 157.4 million dwt as at December 31, 2007, the highest levels since the 1970s. An estimated 100 tankers were sold for conversion to dry bulk, offshore or other ship types during 2007 including tankers across all the crude sectors (VLCC, Suezmax and Aframax). Many of these vessels are expected to leave the fleet during 2008, which would dampen fleet growth and tighten the supply / demand balance. There is also increased discrimination against single-hull tankers following the oil spill from a single-hull VLCC off South Korea in December 2007, which may lead to further conversion sales and scrapping of single-hull tankers.
TCE rates for the vessels in our spot tanker segment primarily depend on global oil production and consumption levels, the number of vessels in the worldwide tanker fleet scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of our exposure to the tanker spot market, any fluctuations in TCE rates affect our revenues and earnings. Our average TCE rate for the vessels in our spot tanker segment decreased 15.1% to $25,978 for 2007, from $30,600 for 2006.
The following table outlines the TCE rates earned by the vessels in our spot tanker segment for 2007, 2006 and 2005 and includes the realized results of synthetic time-charters (or STCs) and forward freight agreements (or FFAs), which we enter into at times as hedges against a portion of our exposure to spot market rates or for speculative purposes.

	2007			2006			2005
			TCE per			TCE per			TCE per
	Net		Revenue	Net		Revenue	Net		Revenue
	Revenues(1)	Revenue	Day	Revenues(1)	Revenue	Day	Revenues(1)	Revenue	Day
Vessel Type	($000’s)	Days	($)	($000’s)	Days	($)	($000’s)	Days	($)

VLCC	—	—	—	(85)	—	—	8,347	90	92,744
Suezmax	100,003	3,162	31,627	56,981	1,639	34,766	68,395	1,862	36,732
Aframax	335,445	11,866	28,269	417,660	11,675	35,774	536,390	14,587	36,769
Large Product	141,547	5,567	25,426	96,779	3,488	27,747	103,802	3,480	29,828
Small Product	51,404	3,595	14,299	58,529	3,782	15,476	58,868	3,957	14,877

Totals	628,399	24,190	25,978	629,864	20,584	30,600	775,802	23,976	32,357

(1)	Excludes the unrealized gain (loss) of STCs and FFAs.
Net Revenues. Net revenues increased 2.2% to $643.6 million for 2007, from $629.9 million for 2006, primarily due to:
•	an increase of $71.0 million relating to the OMI Acquisition;

•	an increase of $31.9 million relating to the Spot Tanker Deliveries;

•	an increase of $21.5 million from the effect of STCs and FFAs, which excludes the unrealized gain (loss) of STCs and FFAs designated as cash flow hedges; and

•
an increase of $4.5 million from a net increase in the number of chartered-in vessels (excluding the effect of the sale and lease-back of two older Aframax tankers during April 2007 and the Aframax tanker during July 2007) compared to 2006;

partially offset by
•	a decrease of $100.4 million from a 15.1% decrease in our average TCE rate during 2007 compared to 2006;

•	a decrease of $6.5 million from the transfer of the Navion Saga to the offshore segment in May 2007; and

•	a decrease of $5.7 million from an increase in the number of days our vessels were off-hire due to regularly scheduled maintenance.
Vessel Operating Expenses. Vessel operating expenses increased 36.8% to $81.4 million for 2007, from $59.5 million for 2006, primarily due to:
•	an increase of $12.7 million from the OMI Acquisition;

•	an increase of $7.7 million from the Spot Tanker Deliveries; and

•	an increase of $3.3 million relating to higher crew manning costs.
Time-Charter Hire Expense. Time-charter hire expense increased 30.1% to $279.7 million for 2007, from $215.0 million for 2006, primarily due to:
•	an increase of $32.3 million from a net increase in the average TCE rate of our chartered-in fleet;

•	an increase of $22.3 million from the OMI Acquisition;

•	an increase of $7.5 million due to the sale and lease-back of the Aframax tankers during April and July 2007; and

•	an increase of $4.1 million from an increase in the number of chartered-in tankers (excluding OMI vessels) compared to 2006.
Depreciation and Amortization. Depreciation and amortization expense decreased 41.9% to $74.1 million for 2007, from $52.2 million for 2006, primarily due to:
•	an increase of $21.4 million from the OMI Acquisition; and

•	an increase of $6.1 million from the Spot Tanker Deliveries;
partially offset by
•	a decrease of $5.5 million from the sale and lease-back of the Aframax tankers during April and July 2007; and

•	a decrease of $1.7 million from the transfer of the Navion Saga to the offshore segment.
Other Operating Results
The following table compares our other operating results for 2007 and 2006.

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except percentages)	2007	2006	% Change

General and administrative	(238,148)	(177,915)	33.9
Interest expense	(287,558)	(171,643)	67.5
Interest income	82,158	56,224	46.1
Foreign exchange loss	(22,106)	(45,382)	(51.3)
Minority interest expense	(9,663)	(441)	2,091.2
Other — net	20,516	1,637	1,153.3

General and Administrative Expenses. General and administrative expenses increased 33.9% to $238.1 million for 2007, from $177.9 million for 2006, primarily due to:
•	an increase of $26.0 million from our acquisition of Petrojarl in October 2006;

•
an increase of $20.7 million from an increase in shore-based compensation and other personnel expenses, primarily due to weakening of the U.S. Dollar compared to other major currencies and increases in headcount and compensation levels;

•
an increase of $6.7 million from an increase in corporate-related expenses, including costs associated with Teekay Tankers and Teekay Offshore becoming public entities in December 2007 and 2006, respectively;

•
an increase of $5.8 million from higher travel costs, due to the integration of OMI and Petrojarl, and an increase in costs due to the weakening of the U.S. Dollar compared to other major currencies, and

•	an increase of $4.3 million from an increase in crew training expenses, due to integration of new seafarers and LNG training initiatives;

partially offset by
•
a relative decrease of $4.1 million during 2007 relating to the costs associated with our equity-based compensation and long-term incentive program for management (please read Item 18 — Financial Statements: Note 16(d) — Commitments and Contingencies — Long-Term Incentive Program); and

•	a relative decrease of $2.1 million during 2007 from severance costs recorded in 2006.
Interest Expense. Interest expense increased 67.5% to $287.6 million for 2007, from $171.6 million for 2006, primarily due to:
•	an increase of $35.9 million resulting from interest incurred from financing our acquisition of Petrojarl and interest incurred on debt we assumed from Petrojarl;

•	an increase of $33.3 million relating to the increase in capital lease obligations and term loans in connection with the delivery of the RasGas II LNG Carriers;

•	an increase of $31.6 million relating to the increase in debt used to finance our acquisition of 50% of OMI Corporation;

•	an increase of $11.3 million relating to the Consolidation of Joint Ventures; and

•
an increase of $10.9 million relating to debt used by Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum, to fund shipyard construction installment payments (this increase in interest expense is offset by a corresponding increase in interest income from advances to the joint venture);

partially offset by
•	a decrease of $6.2 million from scheduled capital lease repayments on two of our LNG carriers.
Interest Income. Interest income increased 46.1% to $82.2 million for 2007, compared to $56.2 million for 2006, primarily due to:
•
an increase of $11.1 million resulting from $1.1 billion of interest-bearing loans we made to Omaha Inc., a 50% joint venture between us and TORM, which were used, together with comparable loans made by TORM, to acquire 100% of the outstanding shares of OMI Corporation in June 2007;

•	an increase of $11.0 million relating to interest-bearing advances made by us to the RasGas 3 for shipyard construction installment payments;

•	an increase of $6.9 million relating to additional restricted cash deposits that will be used to pay for lease payments on the three RasGas II LNG Carriers; and

•	an increase of $2.7 million from the interest we earned on cash we assumed as part of the Petrojarl acquisition;
partially offset by
•
decreases of $7.3 million resulting from scheduled capital lease repayments on two of our LNG carriers that were funded from restricted cash deposits (please read Item 18 — Financial Statements: Note 10- Capital Leases and Restricted Cash).

Foreign Exchange Loss. Foreign exchange loss decreased 51.3% to $22.1 million for 2007, compared to $45.4 million for 2006. The changes in our foreign exchange gains (losses) are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.
Minority Interest Expense. Minority interest expense increased to $9.7 million for 2007, compared to $0.4 million for 2006, primarily due to:
•	an increase of $3.9 million resulting from the Consolidation Joint Ventures;

•	an increase of $7.6 million from the initial public offering of Teekay Offshore in December 2006; and

•	an increase of $1.0 million from the initial public offering of Teekay Tankers in December 2007;
partially offset by
•	a decrease of $3.5 million from a minority owner’s share of a gain on the disposal of a vessel in July 2006.

Other Income (Net). Other income of $20.5 million for 2007 was primarily comprised of leasing income of $11.0 million from our volatile organic compound emissions equipment, gain on sale of marketable securities of $9.6 million, gain on sale of subsidiary of $6.9 million and income tax recovery of $5.5 million, partially offset by equity loss from joint ventures of $12.4 million and loss on bond redemption of $0.9 million.
Other income (net) of $1.6 million for 2006 was primarily comprised of equity income from joint ventures of $5.9 million, leasing income of $11.4 million from our volatile organic compound emissions equipment and gain on sale of marketable securities of $1.4 million, partially offset by income tax expense of $7.9 million, loss on expiry of options to construct LNG carriers of $6.1 million, write-off of capitalized loan costs of $2.8 million, and loss on bond redemption of $0.4 million.
Net Income. As a result of the foregoing factors, net income decreased to $181.3 million for 2007, from $262.2 million for 2006.
Year Ended December 31, 2006 versus Year Ended December 31, 2005
We acquired our 64.5% interest in Petrojarl on October 1, 2006. Consequently, our 2006 financial results reflect Petrojarl’s results of operations from that date.
Offshore Segment
The following table presents our offshore segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our offshore segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar ship days and percentages)	2006	2005	% Change

Revenues	667,847	559,094	19.5
Voyage expenses	89,642	69,137	29.7

Net revenues	578,205	489,957	18.0
Vessel operating expenses	134,866	87,059	54.9
Time-charter hire expense	170,662	168,178	1.5
Depreciation and amortization	105,861	89,177	18.7
General and administrative (1)	58,048	43,779	32.6
Gain on sale of vessels	698	2,820	(75.2)
Restructuring charge	—	955	—

Income from vessel operations	108,070	97,989	10.3

Calendar Ship Days
Owned Vessels	9,510	9,580	(0.7)
Chartered-in Vessels	4,983	4,963	0.4

Total	14,493	14,543	(0.3)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the offshore segment based on estimated use of corporate resources).
The average fleet size of our offshore segment (including vessels chartered-in) was primarily unchanged during 2006 compared to 2005. This was primarily the result of:
•	the acquisition of Petrojarl, which operates four FPSO units and one shuttle tanker; and

•	the Consolidation of Joint Ventures;
offset by
•	the sale of one 1981-built shuttle tanker in July 2006 (or the 2006 Shuttle Tanker Disposition); and

•	the sale of two older shuttle tankers in March 2005 and October 2005 (or the 2005 Shuttle Tanker Dispositions).
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
As part of the acquisition of Petrojarl, we assumed certain FPSO service contracts which have terms that are less favorable than then-prevailing market terms. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenues over the remaining firm period of the current FPSO contracts on a weighted basis based on the projected revenues to be earned under the contracts. The amount of amortization relating to these contracts included in 2006 revenue was $22.4 million. Please read Item 18 — Financial Statements: Note 6 — Goodwill, Intangible Assets and In-Process Revenue Contracts.
Vessel Operating Expenses. Vessel operating expenses increased 54.9% to $134.9 million for 2006, from $87.1 million for 2005, primarily due to:
•	an increase of $38.1 million relating to the Petrojarl acquisition;

•
an increase of $5.8 million in increased salaries for crew and officers primarily due to a change in crew composition on one vessel upon the commencement of a new short-term time-charter contract in 2005 and general wage escalations;

•	an increase of $2.0 million resulting from the depreciation of the U.S. Dollar from corresponding 2005 levels relative to other currencies in which we pay certain vessel operating expenses;

•	a total increase of $1.5 million relating to repairs and maintenance for certain vessels during 2006 and an increase in the cost of lubricants as a result of higher crude costs; and

•	an increase of $1.2 million relating to the Consolidation of Joint Ventures;
partially offset by
•	a decrease of $2.8 million from the 2005 Shuttle Tanker Dispositions.
Time-Charter Hire Expense. Time-charter hire expense increased slightly to $170.7 million for 2006, from $168.2 million for 2005, primarily due to:
•	a 0.6% increase in the number of vessels chartered-in; and

•	a slight increase in the average per-day time-charter hire expense to $34,247 for 2006, from $33,886 for 2005.
Depreciation and Amortization. Depreciation and amortization expense increased 18.7% to $105.9 million for 2006, from $89.2 million for 2005, primarily due to:
•	an increase of $22.4 from the Petrojarl acquisition; and

•	an increase of $1.2 million from the Consolidation of Joint Ventures;
partially offset by
•	a decrease of $3.6 million relating to the 2006 and 2005 Shuttle Tanker Dispositions and the sale and lease-back of one shuttle tanker in March 2005; and

•
a decrease of $2.8 million relating to a reduction in amortization from the expiration during 2005 of two contracts of affreightment and from the contracts of affreightment acquired as part of our purchase of Navion AS in 2003, which were being amortized over their respective lives, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.

Gain on Sale of Vessels and Equipment — net of Write-downs. Gain on sale of vessels and equipment — net of write-downs for 2006 was a net loss of $0.7 million, which was primarily comprised of:
•
a $5.5 million write-down on a volatile organic compound (or VOC) plant on one of our shuttle tankers which was redeployed from the North Sea to Brazil; this VOC plant will be removed and re-installed on another shuttle tanker in our fleet; and

•
a $2.2 million write-down of the carrying value of certain offshore equipment that was employed under a short-term contract servicing a marginal oil field that was prematurely shut down due to lower than expected oil production; this write-down occurred due to a reassessment of the estimated net realizable value of the equipment and follows a $12.2 million write-down in 2005 arising from early termination of the contract for the equipment;

partially offset by
•	a $6.4 million gain from the 2006 Shuttle Tanker Disposition; and

•	a $0.5 million gain from amortization of a deferred gain on the sale and lease-back of an older shuttle tanker in March 2005.
Gain on sale of vessels and equipment — net of write-downs for 2005 was a net loss of $2.8 million, which was comprised of:
•	a $12.2 million write-down of the carrying value of certain offshore equipment as described above;

partially offset by
•	a $9.1 million gain from the 2005 Shuttle Tanker Dispositions; and

•	a $0.3 million gain from amortization of a deferred gain on the sale and lease-back of an older shuttle tanker in March 2005.
Restructuring Charges. Restructuring charges of $1.0 million in 2005 relate to the closure of our Sandefjord, Norway office. We incurred no restructuring charges in 2006 in our offshore segment.
Fixed-Rate Tanker Segment
The following table presents our fixed-rate tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar ship days and percentages)	2006	2005	% Change

Revenues	181,605	170,256	6.7
Voyage expenses	1,999	2,919	(31.5)

Net revenues	179,606	167,337	7.3
Vessel operating expenses	44,083	39,731	11.0
Time-charter hire expense	16,869	26,082	(35.3)
Depreciation and amortization	32,741	29,702	10.2
General and administrative (1)	16,000	12,720	25.8

Income from vessel operations	69,913	59,102	18.3

Calendar Ship Days
Owned Vessels	5,475	4,973	10.1
Chartered-in Vessels	728	1,194	(39.0)

Total	6,203	6,167	0.6

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources).
The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased slightly in 2006 compared to 2005. This increase was primarily the result of:
•	the delivery of a Suezmax tanker newbuilding in July 2005 (or the 2005 Suezmax Delivery);

•
the inclusion of an Aframax tanker, which previously operated in our spot tanker segment and, commenced service under a long-term time-charter during the fourth quarter of 2005 (or the 2005 Aframax Transfer); and

•	the inclusion of a chartered-in VLCC, previously operating in our spot tanker segment, that commenced service under a long-term time-charter in April 2005 (or the VLCC Transfer);
partially offset by
•	a reduction in our chartered-in fleet resulting from the expiry of our methanol carrier charter agreements.
Net Revenues. Net revenues increased 7.3% to $179.6 million for 2006, from $167.3 million for 2005, primarily due to:
•	an increase of $8.9 million relating to the 2005 Suezmax Delivery;

•	an increase of $6.7 million relating to the 2005 Aframax Transfer;

•	an increase of $4.9 million relating to the VLCC Transfer; and

•
an increase of $4.0 million due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time-charter contracts for five Suezmax tankers. (However, under the terms of our capital leases for these tankers we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense; therefore, these interest rate adjustments, which will continue, did not affect our cash flow or net income);

partially offset by
•	a decrease of $11.9 million relating to the completion of a contract of affreightment primarily serviced by the chartered-in methanol carriers.
Vessel Operating Expenses. Vessel operating expenses increased 11.0% to $44.1 million for 2006, from $39.7 million for 2005, primarily due to:
•	an increase of $1.8 million relating to the 2005 Aframax Transfer;

•	an increase of $1.5 million relating to the 2005 Suezmax Delivery; and

•	an increase of $1.0 million due to increased repairs and maintenance activities.

Time-Charter Hire Expense. Time-charter hire expense decreased 35.3% to $16.9 million for 2006, compared to $26.1 million for 2005, primarily due to:
•	a decrease of $11.6 million relating to the expiry of our chartered-in methanol carrier contracts;
partially offset by
•	an increase of $2.3 million related to the VLCC transfer.
Depreciation and Amortization. Depreciation and amortization expense increased 10.2% to $32.7 million for 2006, from $29.7 million for 2005, primarily due to:
•	an increase of $1.5 million relating to the delivery of the 2005 Suezmax Delivery; and

•	an increase of $1.3 million from the 2005 Aframax transfer.
Liquefied Gas Segment
The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar ship days and percentages)	2006	2005	% Change

Revenues	104,489	102,423	2.0
Voyage expenses	975	70	1,292.9

Net revenues	103,514	102,353	1.1
Vessel operating expenses	18,912	17,434	8.5
Depreciation and amortization	33,160	31,545	5.1
General and administrative (1)	15,685	13,743	14.1

Income from vessel operations	35,757	39,631	(9.8)

Calendar Ship Days
Owned Vessels and Vessels under Capital Leases	1,887	1,825	3.4

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources).
We operated four LNG carriers and one LPG carrier during 2005. We took delivery of a fifth LNG carrier, the Al Marrouna, in October 2006. As a result, our total calendar-ship-days increased by 3.4%.
Net Revenues. Net revenues increased slightly to $103.5 million for 2006, from $102.4 million for 2005, primarily due to:
•	an increase of $2.4 million relating to the delivery of the Al Marrouna on October 31, 2006; and

•	a relative increase of $0.8 million in 2006 from 15.2 days of off-hire for one of our LNG carriers during February 2005;
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
Vessel Operating Expenses. Vessel operating expenses increased 8.5% to $18.9 million for 2006, from $17.4 million for 2005, primarily due to:
•	an increase of $1.2 million relating to higher insurance, service and other operating costs in 2006;

•	an increase of $0.5 million from the cost of the repairs completed on the Catalunya Spirit during the second quarter of 2006 in excess of insurance recoveries; and

•	an increase of $0.5 million relating to the delivery of the Al Marrouna;
partially offset by
•	a decrease of $0.8 million primarily relating to repair and maintenance work completed on one of our LNG carriers during February 2005.

Depreciation and Amortization. Depreciation and amortization increased 5.1% to $33.2 million in 2006, from $31.5 million in 2005, primarily due to:
•	an increase of $1.0 million relating to the amortization of drydock expenditures incurred during 2005 and 2006; and

•	an increase of $0.7 million relating to the delivery of the Al Marrouna.
Spot Tanker Segment
TCE rates for the vessels in our spot tanker segment primarily depend on oil production and consumption levels, the number of vessels scrapped in the worldwide tanker fleet, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of our significant dependence on the spot tanker market, any fluctuations in TCE rates will affect our revenues and earnings. Our average TCE rate for the vessels in our spot tanker segment decreased 14.1% to $30,600 for 2006, from $32,357 for 2005.
The following table presents our spot tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar ship days and percentages)	2006	2005	% Change

Revenues	1,059,365	1,122,845	(5.7)
Voyage expenses	429,501	347,043	23.8

Net revenues	629,864	775,802	(18.8)
Vessel operating expenses	59,489	62,525	(4.9)
Time-charter hire expense	214,991	273,730	(21.5)
Depreciation and amortization	52,203	55,105	(5.3)
General and administrative (1)	88,182	89,465	(1.4)
Gain on sale of vessels	(2,039)	(142,004)	(98.6)
Restructuring charge	8,929	1,927	363.4

Income from vessel operations	208,109	435,054	(52.2)

Calendar Ship Days
Owned Vessels	9,541	10,733	(11.1)
Chartered-in Vessels	11,190	13,552	(17.4)

Total	20,731	24,285	(14.6)

1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources).
The average fleet size of our spot tanker fleet decreased 14.6% from 24,285 calendar days in 2005 to 20,731 calendar days in 2006, primarily due to:
•	the sale of 13 older Aframax tankers and one older Suezmax tanker in 2005 (or the 2005 Spot Tanker Dispositions);

•	the net decrease of the number of chartered-in vessels, primarily Aframax tankers; and

•	the 2005 Aframax Transfer and the VLCC Transfer;
partially offset by
•	the delivery of one large product tanker in both 2006 and 2005, as well as two Aframax tankers in 2005 (or the Spot Tanker Deliveries).
Net Revenues. Net revenues decreased 18.8% to $629.9 million for 2006, from $775.8 million for 2005, primarily due to:
•	a decrease of $97.1 million from the reduction in the number of chartered-in vessels and the reduction in our average TCE rates;

•	a decrease of $54.1 million relating to the 2005 Spot Tanker Dispositions; and

•	a decrease of $17.8 million relating to the VLCC Transfer and 2005 Aframax Transfer;
partially offset by
•	an increase of $23.1 million relating to the Spot Tanker Deliveries.
Vessel Operating Expenses. Vessel operating expenses decreased 4.9% to $59.5 million for 2006, from $62.5 million for 2005, primarily due to:
•	a decrease of $8.4 million relating to the 2005 Spot Tanker Dispositions; and

•	a decrease of $1.7 million relating to the 2005 Aframax Transfer;

partially offset by
•	an increase of $4.5 million relating to the Spot Tanker Deliveries; and

•	an increase of $2.6 million due to increased repairs and maintenance activities.
Time-Charter Hire Expense. Time-charter hire expense decreased 21.5% to $215.0 million for 2006, from $273.7 million for 2005, primarily due to:
•
a decrease of $56.5 million relating to the net decrease of the number of chartered-in vessels and a decrease of 4.9% in our average per-day time-charter hire expense to $19,213 per day for 2006, from $20,198 per day for 2005; and

•	a decrease of $2.2 million relating to the VLCC Transfer.
Depreciation and Amortization. Depreciation and amortization expense decreased 5.3% to $52.2 million for 2006, from $55.1 million for 2005, primarily due to:
•	a decrease of $5.2 million relating to the 2005 Spot Tanker Dispositions; and

•	a decrease of $1.1 million relating to the 2005 Aframax Transfer;
partially offset by
•	an increase of $3.4 million relating to Spot Tanker Deliveries.
Gain on Sale of Vessels. Gain on sale of vessels for 2006 of $2.0 million primarily reflects amortization of a deferred gain on the sale and lease-back of three Aframax tankers in December 2003, partially offset by adjustments on vessels sold in 2005. Gain on sale of vessels for 2005 of $142.0 million included gains on the sale of the 2005 Spot Tanker Dispositions and the sale of one newbuilding, as well as amortization of a deferred gain on the sale and lease-back of the three Aframax tankers.
Restructuring Charges. We incurred restructuring charges of $8.9 million for 2006 and $1.9 million for 2005 relating to the relocation of certain operational functions from our Vancouver, Canada office to locations closer to where our customers are located and to where our ships operate. This relocation project was completed during 2006.
Other Operating Results
The following table compares our other operating results for 2006 and 2005.

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except percentages)	2006	2005	% Change

General and administrative	(177,915)	(159,707)	11.4
Interest expense	(171,643)	(132,428)	29.6
Interest income	56,224	33,943	65.6
Foreign exchange (loss) gain	(45,382)	59,810	(175.9)
Minority interest income (expense)	(441)	(16,628)	(97.3)
Other — net	1,637	(5,573)	(129.4)
General and Administrative Expenses. General and administrative expenses increased 11.4% to $177.9 million for 2006, from $159.7 million for 2005, primarily due to:
•	an increase of $12.1 million relating to our acquisition of Petrojarl in October 2006;

•	an increase of $9.0 million relating to employee stock option compensation, described in further detail below;

•	an increase of $7.5 million from the depreciation of the U.S. Dollar from corresponding 2005 levels relative to other currencies in which we pay certain general and administrative expenses; and

•	an increase of $2.1 million in severance costs;
partially offset by
•
a relative decrease of $12.1 million in 2006 relating to the costs associated with our long-term incentive program for management (please read Item 18 — Financial Statements: Note 16(d) — Commitments and Contingencies — Long-Term Incentive Program); and

•
a relative decrease of $3.3 million during 2006 from expenses relating to the grant of 0.6 million restricted stock units to employees in March 2005 (please read Item 18 - Financial Statements: Note 12 — Capital Stock).

Effective January 1, 2006, we adopted the fair value recognition provisions of the Financial Accounting Standards Board Statement No. 123(R), “Share-Based Payment,” using the “modified prospective” method. Under this transition method, compensation cost is recognized in our financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated. During 2006, we recognized $9.0 million of employee stock option compensation expense. Please read Item 18 — Financial Statements: Note 12 - Capital Stock.

Interest Expense. Interest expense increased 29.6% to $171.6 million for 2006, from $132.4 million for 2005, primarily due to:
•
an increase of $21.4 million from interest-bearing debt of Teekay Nakilat Corporation (the lessor under the capital lease arrangements for the three RasGas II LNG Carriers in which we own a 70% interest), which interest was capitalized prior to the January 2006 sale and lease-back of the RasGas II LNG Carriers under construction;

•	an increase of $17.2 million resulting from the interest incurred from financing our acquisition of Petrojarl and interest incurred on debt we assumed from Petrojarl;

•	an increase of $8.7 million resulting from an increase in interest rates applicable to our floating-rate debt;
partially offset by
•	a decrease of $7.6 million from the conversion of our 7.25% Premium Equity Participating Security Units into shares of our common stock in February 2006.
Interest Income. Interest income increased 65.6% to $56.2 million for 2006, compared to $33.9 million for 2005, primarily due to:
•
an increase of $19.8 million, relating to additional restricted cash deposits that were primarily funded with the proceeds from the sale and lease-back of the three RasGas II LNG Carriers during January 2006 (please read Item 18 — Financial Statements: Note 10- Capital Leases and Restricted Cash); and

•	an increase of $5.5 million from an increase in interest rate we earned on our average outstanding cash balances;
partially offset by
•	a decrease of $3.7 million resulting from scheduled capital lease repayments on two of our LNG carriers that were funded from restricted cash deposits.
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
Minority interest expense. The minority interest expense for 2006 primarily reflects the minority owners’ share of the gain on sale of a 50.5%-owned shuttle tanker, results in Petrojarl and foreign exchange losses incurred by Teekay LNG attributable to the revaluation of its Euro-denominated term loans. The minority interest expense for 2005 primarily reflects the minority owners’ share of foreign exchange gains incurred by Teekay LNG. Please read Item 18 — Financial Statements: Note 14 — Restructuring Charge and Other Loss.
Other Income (Loss). Other income (net) of $1.6 million for 2006 was primarily comprised of equity income from joint ventures of $5.9 million, leasing income of $11.4 million from our VOC emissions equipment and gain on sale of marketable securities of $1.4 million, partially offset by income tax expense of $7.9 million, loss on expiry of options to construct LNG carriers of $6.1 million, writeoff of capitalized loan costs of $2.8 million, and loss on bond redemption of $0.4 million.
Other loss of $5.6 million for 2005 was primarily comprised of a $13.3 million loss on bond redemption, a $7.8 million loss from settlement of interest rate swaps and a $7.5 million write-off of capitalized loan costs, partially offset by $11.1 million equity income from joint ventures, $10.5 million leasing income from our VOC emissions equipment and a $2.3 million income tax recovery. The loss from settlement of interest rate swaps and the write-off of capitalized loan costs are non-recurring items related to debt prepayments made prior to the initial public offering of Teekay LNG.
Equity income from joint ventures was $5.9 million for 2006, compared to $11.1 million for 2005, primarily due to a decrease in earnings from our 50% share in Skaugen Petrotrans, which provides lightering services primarily in the Gulf of Mexico. Skaugen Petrotrans earnings decreased primarily due to higher in-chartering costs during 2006.
Net Income. As a result of the foregoing factors, net income decreased to $262.2 million for 2006, from $570.9 million for 2005.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations and our undrawn credit facilities. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, the scheduled repayments of long-term debt, as well as funding our working capital requirements. As at December 31, 2007, our total cash and cash equivalents was $442.7 million, compared to $343.9 million as at December 31, 2006. Our total liquidity, including cash and undrawn credit facilities, was $1.7 billion as at December 31, 2007, down from $2.2 billion as at December 31, 2006. The decrease in liquidity was mainly the result of expenditures for vessels and equipment, the purchase of 50% of OMI Corporation, loans to joint ventures and payment of dividends, partially offset by cash generated by our operating activities during 2007 and our obtaining a new $845 million revolving credit facility.
Our spot market operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

As at December 31, 2007, we had $324.1 million of scheduled debt repayments coming due within the following twelve months. We believe that our working capital is sufficient for our present short-term liquidity requirements.
Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Excluding the three LPG carriers to be delivered between July 2008 and July 2009 and the four vessels to be constructed and delivered between 2011 and 2012 for the Angola LNG project, pre-arranged debt facilities were in place for all of our remaining capital commitments relating to our portion of newbuildings currently on order and conversions currently in process. Our pre-arranged debt facilities do not include our undrawn credit facilities. We will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional debt or equity securities or any combination thereof.
As at December 31, 2007, our revolving credit facilities provided for borrowings of up to $3.7 billion, of which $1.3 billion was undrawn. The amount available under these revolving credit facilities decreases by $181.3 million (2008), $188.5 million (2009), $196.0 million (2010), $781.6 million (2011), $214.1 million (2012) and $2,090.1 million (thereafter). Our revolving credit facilities are collateralized by first-priority mortgages granted on 62 of our vessels, together with other related collateral, and are guaranteed by Teekay or our subsidiaries.
Our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 36 of our vessels, together with other related collateral, and are generally guaranteed by Teekay or our subsidiaries.
Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash. As at December 31, 2007, this amount was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines (with at least six months to maturity) of at least 7.5% of total debt. As at December 31, 2007, this amount was $299.0 million. We were in compliance with all loan covenants at December 31, 2007.
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
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. With the exception of some of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 11 — Quantitative and Qualitative Disclosures About Market Risk.
Cash Flows
The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the years presented:

	2007	2006
	($000’s)	($000’s)
Net operating cash flows	255,018	520,785
Net financing cash flows	1,844,292	208,569
Net investing cash flows	(2,000,551)	(622,424)
Operating Cash Flows
The decrease in net operating cash flow mainly reflects a decrease in net operating cash flows generated by our spot tanker segment, which was primarily the result of a decrease in the average TCE rate earned in 2007 compared to 2006, an increase in expenditures for drydockings and an increase in non-cash working capital.
Financing Cash Flows
During 2007, our proceeds from long-term debt, net of prepayments, were $1,936.0 million. We used a majority of these funds to finance our acquisition of 50% of OMI Corporation and our expenditures for vessels and equipment.
During May 2007, our subsidiary Teekay LNG, issued an additional 2.3 million common units representing limited partner interests in a public offering for net proceeds of $84.2 million, which it used to prepay certain of its revolving credit facilities prior to its acquiring certain LNG projects from Teekay.
During December 2007, our subsidiary Teekay Tankers completed its initial public offering of 11.5 million shares of its Class A common stock for net proceeds of $208.2 million. We used these funds to prepay debt.
During 2007, we repurchased 1.5 million shares for $80.4 million, or an average cost of $53.22 per share, pursuant to previously announced share repurchase programs. Please read Item 18 — Financial Statements: Note 12 — Capital Stock.

Dividends paid during 2007 were $72.5 million, or $0.9875 per share. We have paid a quarterly dividend since 1995. We increased our quarterly dividend during each of the last four years from $0.125 per share in 2003 to $0.2750 per share during the fourth quarter of 2007. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock.
Investing Cash Flows
During 2007, we:
•	acquired 50% of OMI Corporation for a total cost of approximately $1.1 billion, including approximately $0.2 billion of assumed indebtedness;

•
incurred capital expenditures for vessels and equipment of $680.7 million, primarily for shipyard construction installment payments on our Suezmax tankers, Aframax tankers and shuttle tankers and for costs to convert two of our conventional tankers to shuttle tankers and one conventional tanker to an FPSO unit;

•	acquired two 1993-built LNG vessels for a total cost of approximately $229.6 million from a joint venture between Marathon Oil Corporation and ConocoPhillips;

•	loaned $219.3 million to the RasGas 3 joint venture for shipyard construction installment payments; and

•	received proceeds of $214.8 million from the sale of six vessels.
COMMITMENTS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at December 31, 2007:

			2009 and	2011 and	Beyond
In millions of U.S. Dollars	Total	2008	2010	2012	2012

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	4,459.0	312.6	657.5	1,165.2	2,323.7
Chartered-in vessels (operating leases)	1,421.5	542.6	542.3	249.7	86.9
Commitments under capital leases (2)	236.8	135.9	16.9	84.0	—
Commitments under capital leases (3)	1,097.1	24.0	48.0	48.0	977.1
Newbuilding installments (4)	1,244.7	526.9	554.7	163.2	—
Vessel purchases (5)	41.7	41.7	—	—	—
Asset retirement obligation	38.7	—	—	—	38.7

Total U.S. Dollar-denominated obligations	8,539.5	1,583.7	1,819.4	1,710.1	3,426.4

Euro-Denominated Obligations: (6)
Long-term debt (7)	444.0	11.5	25.5	239.1	167.9
Commitments under capital leases (2) (8)	206.9	35.6	76.7	94.6	—

Total Euro-denominated obligations	650.9	47.1	102.2	333.7	167.9

Total	9,190.4	1,630.8	1,921.6	2,043.8	3,594.3

(1)
Excludes expected interest payments of $247.2 million (2008), $443.8 million (2009 and 2010), $307.1 million (2011 and 2012) and $431.2 million (beyond 2012). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 1.0% at December 31, 2007 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2008 to 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $37.3 million to $40.7 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase one of our LNG carriers upon the termination of the related capital lease on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 18 — Financial Statements: Note 10 — Capital Leases and Restricted Cash.

(3)	Existing restricted cash deposits of $492.2 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements.

(4)
Represents remaining construction costs, including a joint venture partner’s 30% interest, as applicable, but excluding capitalized interest and miscellaneous construction costs, for four shuttle tankers, two Aframax tankers, ten Suezmax tankers, one product tanker, three LPG carriers and two LNG carriers. Please read Item 18 — Financial Statements: Note 16 — Commitments and Contingencies — Vessels Under Construction.

(5)	Represents the purchase commitment for a 2001-built shuttle tanker. Please read Item 18 - Financial Statements: Note 16 — Commitments and Contingencies — Vessel Purchases and Conversion.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as at December 31, 2007.

(7)
Excludes expected interest payments of $22.2 million (2008), $42.6 million (2009 and 2010), $23.5 million (2011 and 2012) and $61.5 million (beyond 2012). Expected interest payments are based on EURIBOR plus margins that ranged up to 0.66% at December 31, 2007, as well as the prevailing U.S. Dollar/Euro exchange rate as at December 31, 2007. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(8)
Existing restricted cash deposits of $179.2 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

In addition, we have entered into a joint venture agreement with a 60% partner to construct four LNG carriers. As at December 31, 2007, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $200.3 million, of which our share is $80.1 million. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire our ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier, which is scheduled for the second quarter of 2008. Please read Item 18 - Financial Statements: Note 16 — Commitments and Contingencies — Joint Ventures.
We also have a 33% interest in a consortium, that has entered into agreements for the construction of four LNG carriers. As at December 31, 2007, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $815.4 million, of which our share is $269.1 million. Please read Item 18 — Financial Statements: Note 16 - Commitments and Contingencies — Joint Ventures.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews our accounting policies, assumptions, estimates and judgments on a regular basis to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results will differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 — Financial Statements: Note 1 - Summary of Significant Accounting Policies.
Revenue Recognition
Description. We generate a majority of our revenues from spot voyages and voyages servicing contracts of affreightment. Within the shipping industry, the two methods used to account for revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time-charters daily over the term of the charter as the applicable vessel operates under the charter. Revenues from FPSO service contracts are recognized as service is performed. In all cases we do not recognize revenues during days that a vessel is off-hire.
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
Effect if Actual Results Differ from Assumptions. Our revenues could be overstated or understated for any given period to the extent actual results are not consistent with our estimates in applying the percentage of completion method.
Vessel Lives and Impairment
Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over each vessel’s estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.
Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Aframax, Suezmax, and product tankers, 25 to 30 years for FPSO units and 35 years for LNG and LPG carriers, commencing the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life for Aframax, Suezmax and product tankers has become the prevailing standard. In addition, the use of a 25- to 30-year vessel life for FPSO units and a 30- to 40-year vessel life for LNG and LPG carriers is typical. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. With the exception of the Foinaven FPSO unit, we are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

We have been advised that the Foinaven FPSO unit is now expected to remain on station at the Foinaven field beyond 2010. A portion of the revenue we receive under the related FPSO contract is based on the amount of oil processed by this unit. Making such long-range estimates of oil field production requires significant judgment, and we rely entirely on the information provided by the operator of the field and other sources for this information. The Foinaven contract provides for an adjustment to the amount paid to us in connection with the Foinaven FPSO, and we have requested an adjustment of the amounts payable to us under the terms of that provision. Our cash flow projections relating to this FPSO unit are based on our assessment of the likely outcome of these discussions. While we anticipate certain increases to the rates we will receive under this contract, should there be a negative outcome to these discussions, we would likely need to complete an impairment test on both the vessel and the goodwill of the FPSO reporting unit. This could result in our having to write-down some of the carrying value of the vessel and goodwill, which could be significant in amount.
Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation expense than before the vessel impairment.
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
Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each vessel every two and a half to five years and have a shipping society classification intermediate survey performed on our LNG and LPG carriers between the second and third year of the five-year drydocking period, we may drydock the vessels at an earlier date.
Effect if Actual Results Differ from Assumptions. A change in our estimate of the next drydock date will have a direct effect on our annual amortization of drydocking expenditures. Amortization expense of capitalized drydock expenditures for 2007 and 2006 was $23.4 million and $15.4 million, respectively. As at December 31, 2007 and 2006, our capitalized drydock expenditures were $63.5 million and $55.2 million, respectively.
Goodwill and Intangible Assets
Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite-lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.
Judgments and Uncertainties. The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.
Recent Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 160: Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.
In February 2007, the FASB issued SFAS No. 159: The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No.115 (or SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact, if any, of the adoption of SFAS 159 on its consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157: Fair Value Measurements (or SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. We are currently evaluating the potential impact, if any, of the adoption of SFAS 157 on its consolidated results of operations and financial condition.
Item 6. Directors, Senior Management and Employees
Directors and Senior Management
Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2007 are listed below:

Name	Age	Position

C. Sean Day	58	Director and Chair of the Board
Bjorn Moller	50	Director, President and Chief Executive Officer
Axel Karlshoej	67	Director and Chair Emeritus
Dr. Ian D. Blackburne	61	Director
J. Rod Clark	57	Director
Peter S. Janson	60	Director
Thomas Kuo-Yuen Hsu	61	Director
Eileen A. Mercier	60	Director
Tore I. Sandvold	60	Director
Arthur Bensler	50	EVP, Secretary and General Counsel
Bruce Chan	35	President, Teekay Tanker Services, a division of Teekay
Peter Evensen	49	EVP and Chief Strategy Officer
David Glendinning	53	President, Teekay Gas Services and Offshore, a division of Teekay
Kenneth Hvid	39	President, Teekay Navion Shuttle Tankers and Offshore, a division of Teekay
Vincent Lok	39	EVP and Chief Financial Officer
Peter Lytzen	50	President, Teekay Petrojarl ASA, a subsidiary of Teekay
Graham Westgarth	53	President, Teekay Marine Services, a division of Teekay
Certain biographical information about each of these individuals is set forth below:
C. Sean Day has served as a Teekay director since 1998 and as our Chairman of the Board since September 1999. Mr. Day has also served as Chairman of Teekay GP L.L.C., the general partner of Teekay LNG since its formation in November 2004, Chairman of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore since its formation in August 2006, and Chairman of Teekay Tankers since its formation in October 2007. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to Navios, Mr. Day held a number of senior management positions in the shipping and finance industries. He is currently serving as a director of Kirby Corporation and is Chairman of Compass Diversified Holdings.
Bjorn Moller became a Teekay director and our President and Chief Executive Officer in April 1998. Mr. Moller has served as Vice Chairman and a Director of Teekay GP L.L.C. since its formation in November 2004, Vice Chairman and a Director of Teekay Offshore GP L.L.C. since its formation in November 2004, and as the Chief Executive Officer and a director of Teekay Tankers since its formation in October 2007. Mr. Moller has over 25 years’ experience in the shipping industry, and in December 2006 he was appointed Chairman of the International Tanker Owners Pollution Federation. He has served in senior management positions with Teekay for more than 15 years and has headed our overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed our global chartering operations and business development activities.
Axel Karlshoej has served as a Teekay director since 1989 and was Chairman of the Teekay Board from June 1994 to September 1999, and has been Chairman Emeritus since stepping down as Chairman. Mr. Karlshoej is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of the late J. Torben Karlshoej, Teekay’s founder. Please read Item 7 — Major Shareholders and Related Party Transactions.
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
J. Rod Clark has served as a Teekay director since 2006. Mr. Clark was President and Chief Operating Officer of Baker Hughes Incorporated from February 2004 until his retirement in January 2008. Previously, he was Vice President, Marketing and Technology from 2003 to 2004, having joined Baker Hughes Incorporated in 2001 as Vice President and President of Baker Petrolite Corporation. Mr. Clark was President and Chief Executive Officer of Consolidated Equipment Companies, Inc. from 2000 to 2001 and President of Sperry-Sun, a Halliburton company, from 1996 to 1999. He has also held financial, operational and leadership positions with FMC Corporation, Schlumberger Limited and Grace Energy Corporation. Mr. Clark also serves on the Board of Incorporate Members of Dallas Theological Seminary and is a Trustee of the Center for Christian Growth, both in Dallas, Texas.

Peter S. Janson has served as a Teekay director since 2005. From 1999 to 2002, Mr. Janson was the Chief Executive Officer of Amec Inc. (formerly Agra Inc.), a publicly traded engineering and construction company. From 1986 to 1994 he served as the President and Chief Executive Officer of Canadian operations for Asea Brown Boveri Inc., a company for which he also served as Chief Executive Officer for U.S. operations from 1996 to 1999. Mr. Janson has also served as a member of the Business Round Table in the United States, and as a member of the National Advisory Board on Sciences and Technology in Canada. He is a director of Terra Industries Inc and IEC Holden Inc.
Thomas Kuo-Yuen Hsu has served as a Teekay director since 1993. He is presently a director of, CNC Industries, an affiliate of the Expedo Group of Companies that manages a fleet of six vessels of 70,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Please read Item 7 — Major Shareholders and Related Party Transactions.
Eileen A. Mercier has served as a Teekay director since 2000. She has over 37 years’ experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. She formed her own management consulting company, Finvoy Management Inc. and acted as president from 1995 to 2003. She currently serves as Chairman of the Ontario Teachers’ Pension Plan, director for ING Bank of Canada and York University, and as a director and audit committee member for CGI Group Inc. and ING Canada Inc.
Tore I. Sandvold has served as a Teekay director since 2003. He has over 30 years’ experience in the oil and energy industry. From 1973 to 1987 he served in the Norwegian Ministry of Industry, Oil & Energy in a variety of positions in the areas of domestic and international energy policy. From 1987 to 1990 he served as the Counselor for Energy in the Norwegian Embassy in Washington, D.C. From 1990 to 2001 Mr. Sandvold served as Director General of the Norwegian Ministry of Oil & Energy, with overall responsibility for Norway’s national and international oil and gas policy. From 2001 to 2002 he served as Chairman of the Board of Petoro, the Norwegian state-owned oil company that is the largest oil asset manager on the Norwegian continental shelf. From 2002 to the present, Mr. Sandvold, through his company, Sandvold Energy AS, has acted as advisor to companies and advisory bodies in the energy industry. Mr. Sandvold serves on other boards, including those of Schlumberger Limited., E. on Ruhrgas Norge AS, Lambert Energy Advisory Ltd., University of Stavanger, Offshore Northern Seas, and the Energy Policy Foundation of Norway.
Arthur Bensler joined Teekay in September 1998 as General Counsel. He was promoted to the position of Vice President in March 2002 and became our Corporate Secretary in May 2003. He was appointed Senior Vice President in February 2004 and Executive Vice President in January 2006. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada, law firm, where he practiced corporate, commercial and maritime law from 1986 until joining Teekay.
Bruce Chan joined Teekay in September 1995. Since then, in addition to spending a year in Teekay’s London office, Mr. Chan has held a number of finance and accounting positions with the Company, including Vice President, Strategic Development from February 2004 until his promotion to the position of Senior Vice President, Corporate Resources in September 2005. In April 2008, Mr. Chan was appointed President of the Company’s Teekay Tanker Services division, which is responsible for the commercial management of Teekay’s conventional crude oil and product tanker transportation services. Prior to joining Teekay, Mr. Chan worked as a Chartered Accountant in the Vancouver, Canada office of Ernst & Young LLP.
Peter Evensen joined Teekay in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Financial Officer in February 2004 and was appointed Executive Vice President and Chief Strategy Officer in November 2006. Mr. Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since its formation in November 2004 and as a director of Teekay GP L.L.C. since January 2005. Mr. Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay Offshore GP L.L.C. since its formation in August 2006 and as a director of Teekay Offshore GP L.L.C. since December 2006. Mr. Evensen has over 20 years of experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.
David Glendinning joined Teekay in January 1987. Since then, he has held a number of senior positions, including service as Vice President, Marine and Commercial Operations from January 1995 until his promotion to Senior Vice President, Customer Relations and Marine Project Development in February 1999. In November 2003, Mr. Glendinning was appointed President of our Teekay Gas Services division, which is responsible for our initiatives in the LNG business and other areas of gas activity. Prior to joining Teekay, Mr. Glendinning, who is a Master Mariner, had 18 years’ sea service on oil tankers of various types and sizes.
Kenneth Hvid joined Teekay in October 2000 and was responsible for leading our global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of our Teekay Navion Shuttle Tankers and Offshore division. In this role he is responsible for our global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid has 18 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong.
Vincent Lok has served as Teekay Corporation’s Executive Vice President and Chief Financial Officer since July 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in March 2002 and Senior Vice President and Treasurer in February 2004, and Senior Vice President and Chief Financial Officer in November 2006. Prior to joining Teekay Corporation, Mr. Lok worked in the Vancouver, Canada, audit practice of Deloitte & Touche LLP.
Peter Lytzen joined Teekay Petrojarl ASA as President and Chief Executive Officer on August 1, 2007. Mr. Lytzen’s experience includes over 20 years in the oil and gas industry and he joined Teekay Petrojarl from Maersk Contractors, where he most recently served as Vice President of Production. In this role, he held overall responsibility for Maersk Contractors’ technical tendering, construction and operation of FPSO and other offshore production solutions. He first joined Maersk in 1987 and held progressively responsible positions throughout the organization. Mr. Lytzen holds a degree in Mechanical Engineering from the Technical University of Denmark.

Graham Westgarth joined Teekay in February 1999 as Vice President, Marine Operations. He was promoted to the position of Senior Vice President, Marine Operations in December 1999. In November 2003 Mr. Westgarth was appointed President of our Teekay Marine Services division, which is responsible for all of our marine and technical operations, as well as marketing a range of services and products to third parties, such as marine consulting services. He has extensive shipping industry experience. Prior to joining Teekay, Mr. Westgarth was General Manager of Maersk Company (UK), where he joined as Master in 1987. He has 36 years of industry experience, which includes 18 years’ sea service, with five years in a command position.
Compensation of Directors and Senior Management
Director Compensation
During 2007, the eight non-employee directors received, in the aggregate, $700,000 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. Each non-employee director receives an annual cash retainer of $50,000. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an additional annual cash retainer of $8,000, $5,000 and $5,000, respectively. The Chairman of the Board and the Chairman of the Audit Committee receive an additional annual cash retainer of $228,000 and $16,000, respectively.
Each non-employee director (excluding the Chairman of the Board) also received an $85,000 annual retainer to be paid by way of a grant of, at the director’s election, restricted stock or stock options under our 2003 Equity Incentive Plan. Pursuant to this annual retainer, during 2007 we granted stock options to purchase an aggregate of 6,100 shares of our common stock at an exercise price of $51.40 per share and 9,900 shares of restricted stock. During 2007 the Chairman of the Board received a $470,000 retainer in the form of 9,140 shares of restricted stock under our 2003 Equity Incentive Plan. The stock options described above expire March 13, 2017, ten years after the date of their grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their respective grant date.
Annual Executive Compensation
The aggregate compensation earned by Teekay’s nine executive officers listed above (or the Executive Officers) for 2007 was $8.0 million. This is comprised of base salary ($3.9 million), annual bonus ($3.1 million) and pension and other benefits ($1.0 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an exchange rate of 0.99 Canadian Dollars for each U.S. Dollar, the exchange rate on December 31, 2007. Teekay’s annual bonus plan considers both company performance, through comparison to established targets and financial performance of peer companies, and individual performance.
Long-Term Incentive Program
Teekay’s long-term incentive program provides focus on the returns realized by the shareholders and acknowledges and retains those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of stock option grants and restricted stock units. All grants in 2007 have been made under our 2003 Equity Incentive Plan.
During March 2007, we granted stock options to purchase an aggregate of 408,900 shares of our common stock at an exercise price of $51.40 to the Executive Officers under our 2003 Equity Incentive Plan. These options, which vest equally over three years, expire March 13, 2017, ten years after the date of the grant. During 2007, we paid $10.6 million in cash to the Executive Officers upon the vesting of restricted stock units that were awarded to them in March 2005. At December 31, 2007, the Executive Officers held no restricted stock units.
Vision Incentive Plan
The Vision Incentive Plan (or the VIP) rewards exceptional corporate performance and shareholder return over the long term and the successful implementation of innovative plans to continue the transformation of Teekay. This is a discrete plan that expires after 2010 and is not a permanent element of our Executive Compensation Program. The VIP will result in an award pool for senior management based on two measures: (a) economic profit from 2005 to 2010; and (b) the increase in market value added from 2001 to 2010. Teekay reserves the right to amend the terms of the VIP, suspend the VIP or terminate the VIP in its entirety without any obligation or liability to any participant, if the Board has determined that the amendment, suspension or termination is necessary because the operation of the VIP will result in an award pool that is disproportionate to the benefit received by the shareholders of Teekay, having regard to the purpose of the VIP, as a result of unintended or unexpected circumstances. Under the terms of the VIP, awards may only be made to VIP participants in 2008 and 2011. Please read Item 19 — Exhibits: Exhibit 4.6 for further information on the VIP.
During 2007, we accrued $0.2 million of Economic Profit contributions which represents the addition to the award pool for 2007. As of March 15, 2008, 43.2% of this award pool was allocable to the Executive Officers. However, our Board of Directors may, at any time prior to the expiration of the VIP, change the allocation of the award pool among its participants to reflect a change in their relative contribution. In March 2008, the Board authorized an interim distribution to participants, including one half of the amount of the economic profit contributions accumulated in the preceding three years allocable to the Executive Officers. This interim distribution is in the form of restricted stock units and vests in three equal amounts on November 2008, November 2009 and November 2010.
During 2007, we accrued $6.0 million of Market Value contributions which represent notional contributions to the award pool. These notional contributions assume the following two threshold requirements will be met: (a) shares of our common stock have an average market value, for the 18 months prior to December 31, 2010, that is at least 120% of its average book value for the same period and (b) our cumulative total shareholder return (or TSR) for the period from 2001 to 2010 must be above the 25th percentile relative to the TSR of the S&P 500 (as calculated in accordance with U.S. securities regulations) during the same period. If both threshold requirements are not met, there will be no Market Value contributions to the award pool. As of March 15, 2008, 62.6% of this award pool was allocable to the Executive Officers. However, our Board of Directors may, at any time prior to the expiration of the VIP, change the allocation of the award pool among its participants to reflect a change in their relative contribution.

In 2011, the remaining balance of the VIP award pool will be distributed to the participants. At least fifty percent of any distribution from the balance of the VIP award pool in 2011 must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.
Options to Purchase Securities from Registrant or Subsidiaries
As at December 31, 2007, we had reserved pursuant to our 1995 Stock Option Plan, which was terminated with respect to new grants effective September 10, 2003, and our 2003 Equity Incentive Plan, which was adopted effective on the same date (together, the Plans), 6,435,911 shares of common stock for issuance upon exercise of options granted or to be granted. During 2007, 2006, and 2005 we granted options under the Plans to acquire up to 836,100, 1,045,200, and 620,700 shares of common stock, respectively, to eligible officers, employees and directors. Each option under the Plans has a 10-year term and vests equally over three years from the grant date. The outstanding options under the Plans are exercisable at prices ranging from $8.44 to $60.96 per share, with a weighted-average exercise price of $35.42 per share, and expire between June 13, 2007 and May 5, 2017.
Board Practices
The Board of Directors consists of nine members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualified.
Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej and Bjorn Moller have terms expiring in 2008 and have been nominated by the Board of Directors for re-election at the 2008 Annual Meeting of Shareholders. Directors J. Rod Clark, C. Sean Day and Dr. Ian D. Blackburne have terms expiring in 2009. Directors Peter S. Janson, Eileen A. Mercier and Tore I. Sandvold have terms expiring in 2010.
There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.
The Board of Directors has determined that each of the current members of the Board, other than Bjorn Moller, our President and Chief Executive Officer, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay), and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time. In making this determination the Board considered the relationships of Thomas Kuo-Yuen Hsu and Axel Karlshoej with our largest shareholder and concluded these relationships do not materially affect their independence as current directors. Please read Item 7 — Major Shareholders and Related Party Transactions.
The Board of Directors has three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2007 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Centre of our website at www.teekay.com. During 2007, the Board held nine meetings. Each director attended all Board meetings, except for two Board meetings at which one director was absent. Each committee member attended all applicable committee meetings.
Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee includes Eileen A. Mercier (Chairman), Peter S. Janson and J. Rod Clark. All members of the committee are financially literate and the Board has determined that Ms. Mercier qualifies as an audit committee financial expert.
The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:
•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.
During 2007, our Compensation and Human Resources Committee included C. Sean Day (Chairman), Axel Karlshoej, Ian D. Blackburne and Peter S. Janson.
The Compensation and Human Resources Committee:
•
reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of these goals and objectives and determines the Chief Executive Officer’s compensation;

•
reviews and approves the evaluation process and compensation structure for executive officers, other than the Chief Executive Officer, evaluates their performance and sets their compensation based on this evaluation;

•	reviews and makes recommendations to the Board regarding compensation for directors;

•	establishes and administers long-term incentive compensation and equity-based plans; and

•	oversees our other compensation plans, policies and programs.
During 2007, our Nominating and Governance Committee included Ian D. Blackburne (Chairman), Tore I. Sandvold, Eileen A. Mercier and Thomas Kuo-Yuen Hsu.

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
Crewing and Staff
As at December 31, 2007, we employed approximately 5,600 seagoing and 800 shore-based personnel, compared to approximately 4,800 seagoing and 800 shore-based personnel in 2006, and 4,400 seagoing and 700 shore-based personnel in 2005. The increases in seagoing personnel in each year were primarily due to the increases in the size of our fleet.
We regard attracting and retaining motivated seagoing personnel as a top priority. Through our global manning organization comprised of offices in Glasgow, Scotland, Grimstad, Norway, Manila, Philippines, Mumbai, India, Sydney, Australia, Madrid, Spain, and Gydnia, Poland, we offer seafarers what we believe are competitive employment packages and comprehensive benefits. We also intend to provide opportunities for personal and career development, which relate to our philosophy of promoting internally.
During fiscal 1996, we entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London that cover substantially all of our junior officers and seamen. We are also party to Enterprise Bargaining Agreements with various Australian maritime unions that cover officers and seamen employed through our Australian operations. Our officers and seamen for our Spanish-flagged vessels are covered by a collective bargaining agreement with Spain’s Union General de Trabajadores and Comisiones Obreras. We believe our relationships with these labor unions are good.
We see our commitment to training as fundamental to the development of the highest caliber seafarers for our marine operations. Our cadet training program is designed to balance academic learning with hands-on training at sea. We have relationships with training institutions in Canada, Croatia, India, Norway, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, the cadets’ training continues on board a Teekay vessel. We also have an accredited Teekay-specific competence management system that is designed to ensure a continuous flow of qualified officers who are trained on our vessels and are familiar with our operational standards, systems and policies. We believe that high-quality manning and training policies will play an increasingly important role in distinguishing larger independent tanker companies that have in-house, or affiliate, capabilities from smaller companies that must rely on outside ship managers and crewing agents.
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of March 15, 2008, of our common stock by the directors and Executive Officers as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2008 (60 days after March 15, 2008) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned		Percent of Class

All directors and Executive Officers (17 persons)	1,521,047	(1) (3)	2.1	% (2)

(1)
Includes 1,356,860 shares of common stock subject to stock options exercisable by May 14, 2008 under the Plans with a weighted-average exercise price of $31.33 that expire between June 12, 2008 and March 13, 2017. Excludes (a) 1,173,560 shares of common stock subject to stock options exercisable after May 14, 2008 under the Plans with a weighted average exercise price of $42.63, that expire between June 1, 2015 and March 13, 2017 and (b) 30,880 shares of restricted stock which vest after May 14, 2008.

(2)
Based on a total of 72.8 million outstanding shares of our common stock as of March 15, 2008. Each director and Executive Officer beneficially owns less than one percent of the outstanding shares of common stock.

(3)
Each director is expected to acquire shares having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) no later than May 14, 2008 or the fifth anniversary of the date on which the director joined the Board, whichever is later. In addition, each Executive Officer is expected to acquire shares of Teekay’s common stock equivalent in value to one to three times their annual base salary by 2010 or, for executive officers subsequently joining Teekay or achieving a position covered by the guidelines, within five years after the guidelines become applicable to them.

Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth information regarding beneficial ownership, as of March 15, 2008, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose.

Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2008 (60 days after March 15, 2008) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class(5)

Resolute Investments, Ltd. (1)	30,431,380	41.8%
FMR Corp., Edward C. Johnson 3rd (2)	8,243,375	11.3%
Neuberger Berman Inc.(3)	6,599,239	9.1%
Iridian Asset Management, LLC (4)	6,214,992	8.5%

(1)
Includes shared voting and shared dispositive power as to 30,431,380 shares. The ultimate controlling person of Resolute Investments, Ltd. (or Resolute) is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based on the Schedule 13D/A (Amendment No. 2) filed by Resolute and Path with the SEC on April 2, 2008. Resolute’s beneficial ownership was 44.8% on December 31, 2006 and 45.7% on December 31, 2005. During 2007, the number of shares of our common stock owned by Resolute decreased by 2.2 million. This decrease, which in part relates to a restructuring of Resolute’s affairs, is explained in further detail in Schedule 13D/A (Amendment No. 2) filed by Resolute and Path with the SEC on April 2, 2008. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Please read “—Related Party Transactions.”

(2)
Includes sole voting power as to 124,400 shares and sole dispositive power as to 8,243,375 shares. This information is based on the Schedule 13G/A filed by this group with the SEC on February 13, 2008. Based on prior information filed with the SEC, FMR Corp.’s beneficial ownership in Teekay was 15.4% on March 15, 2007, 15.5% on March 15, 2006 and 13.9% on March 15, 2005.

(3)
Includes shared voting power as to 6,269,867 shares and shared dispositive power as to 6,599,239 shares. This information is based on the Schedule 13G/A filed by this investor with the SEC on February 12, 2008. Neuberger Berman’s beneficial ownership in Teekay was less than 5% on March 15, 2007, 6.8% on March 15, 2006 and 10.1% on March 15, 2005.

(4)
Includes shared voting power and shared dispositive power as to 6,214,992 shares. This information is based on the Schedule 13G/A filed by this investor with the SEC on February 4, 2008. Iridian Asset Management’s beneficial ownership was 11.0% on March 15, 2007 and 6.8% on March 15, 2006.

(5)	Based on a total of 72.8 million outstanding shares of our common stock as of March 15, 2008.
Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Teekay.
Related Party Transactions
As at March 31, 2008, Resolute Investments, Ltd. (or Resolute) owned 41.8% (December 31, 2006 - 44.8% and December 31, 2005 — 45.7%) of our outstanding Common Stock. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path Spirit Limited, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity.
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
Dividend Policy
Commencing with the quarter ended September 30, 1995, we declared and paid quarterly cash dividends in the amount of $0.1075 per share on our common stock. We increased our quarterly dividend from $0.1075 to $0.125 per share on our common stock in the fourth quarter of 2003, from $0.125 to $0.1375 per share during the fourth quarter of 2004, from $0.1375 to $0.2075 per share in the fourth quarter of 2005, from $0.2075 to $0.2375 in the fourth quarter of 2006, and from $0.2375 to $0.275 in the fourth quarter of 2007. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock. Pursuant to our dividend reinvestment program, holders of common stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of common stock at then-prevailing market prices, but without brokerage commissions or service charges. On May 17, 2004, we effected a two-for-one stock split relating to our common stock. All per-share data give effect to this stock split retroactively.
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

Significant Changes
Please read Item 18 — Financial Statements: Note 21 — Subsequent Events.
Item 9. The Offer and Listing
Our common stock is traded on the NYSE under the symbol “TK”. The following table sets forth the high and low closing sales prices for our common stock on the NYSE for each of the periods indicated.(1)

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Years Ended	2007	2006	2005	2004	2003

High	$62.6600	$45.8000	$50.0100	$54.4500	$28.6750
Low	42.5200	35.6000	37.2500	27.9500	17.8550

	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
Quarters Ended	2007	2007	2007	2007	2006	2006	2006	2006

High	$59.6400	$62.0500	$62.6600	$54.1100	$45.7700	$45.8000	$42.0500	$40.9000
Low	47.2000	51.0000	54.3600	42.5200	39.2200	39.4000	35.6000	36.7700

	Mar. 31,	Feb. 29,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31
Months Ended	2008	2008	2008	2007	2007	2007

High	$44.8400	$46.9000	$53.3000	$59.6400	$56.9500	$59.5000
Low	36.2100	42.9800	41.2500	53.1500	47.2000	53.7500

(1)	On May 17, 2004, we effected a two-for-one stock split relating to our common stock; applicable per-share information above gives effect to this stock split retroactively.
Item 10. Additional Information
Memorandum and Articles of Association
Our Amended and Restated Articles of Incorporation are filed as part of this Annual Report as exhibits 2.1 and 2.2. Our Bylaws have previously been filed as exhibit 2.3 to our Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on March 30, 2000, and are hereby incorporated by reference into this Annual Report.
The rights, preferences and restrictions attaching to each class of our capital stock are described in the section entitled “Description of Capital Stock” of our Rule 424(b) prospectus (Registration No. 333-52513), filed with the SEC on June 10, 1998, and hereby incorporated by reference into this Annual Report, provided that since the date of such prospectus (1) the par value of our capital stock has been changed to $0.001 per share, (2) our authorized capital stock has been increased to 725,000,000 shares of common stock and 25,000,000 shares of Preferred Stock, (3) we have been domesticated in the Republic of the Marshall Islands and (4) we have adopted a staggered Board of Directors, with directors serving three-year terms.
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
Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries, other than our publicly-listed subsidiaries, is a party, for the two years immediately preceding the date of this Annual Report:
(a)
Indenture dated June 22, 2001 among Teekay Corporation and The Bank of New York Trust Company of Florida (formerly U.S. Trust Company of Texas, N.A.) for U.S. $250,000,000 8.875% Senior Notes due 2011.

(b)	First Supplemental Indenture dated as of December 6, 2001, among Teekay Corporation and The Bank of New York Trust Company of Florida, N.A. for U.S. $100,000,000 8.875% Senior Notes due 2011.

(c)	Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.

(d)	Agreement, dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC, New York Branch.

(e)
Supplemental Agreement dated September 30, 2004 to Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.

(f)	Agreement, dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others.

(g)
Agreement, dated October 2, 2006 for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility among Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. Please read Note 8 to the Consolidated Financial Statements of Teekay Corporation included herein for a summary of certain contract terms relating to our revolving loan facilities.

(h)
Agreement, dated August 23, 2006 for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility among Teekay LNG Partners L.P., ING Bank N.V. and various other banks. Please read Note 8 to the Consolidated Financial Statements of Teekay Corporation included herein for a summary of certain contract terms relating to our revolving loan facilities.

(i)
Agreement, dated November 28, 2007 for a U.S. $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. Please read Note 8 to the Consolidated Financial Statements of Teekay Corporation included herein for a summary of certain contract terms relating to our revolving loan facilities.

(j)	Agreement dated May 16, 2007 for a U.S. $700,000,000 Credit Facility Agreement to be made available to Teekay Acquisition Holdings LLC et al by HSH NordBank AG and others.

(k)	Annual Executive Bonus Plan.

(l)	Vision Incentive Plan.

(m)	2003 Equity Incentive Plan.

(n)	Amended 1995 Stock Option Plan.

(o)	Rights Agreement, dated as of September 8, 2000, between Teekay Corporation and The Bank of New York, as Rights Agent.
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
Taxation
Teekay Corporation was incorporated in the Republic of Liberia on February 9, 1979 and was domesticated in the Republic of The Marshall Islands on December 20, 1999. Its principal executive headquarters are located in Bermuda. The following provides information regarding taxes to which a U.S. Holder of our common stock may be subject.
Marshall Islands Tax Consequences. Because Teekay and our subsidiaries do not, and do not expect that we or they will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to issuances of shares of our common stock was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of The Marshall Islands on distributions made to holders of shares of our common stock, so long as such persons do not reside in, maintain offices in, or engage in business in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of shares of our common stock.
United States Tax Consequences. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock generally will be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock will be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock become ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10.0% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75.0% of its gross income is “passive” income; or (ii) at least 50.0% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.
While there are legal uncertainties involved in this determination, we do not believe that we should be a PFIC based principally on the position that at least a majority, if not all, of the gross income we derive from our time and voyage charters (which generally is not passive income), rather than rental income (which generally is passive income). Correspondingly, the assets that we own and operate in connection with the production of such income, in particular the vessels operating under time or voyage charters, should not constitute passive assets for purposes of determining whether we are a PFIC. Legal authority concerning the characterization of income derived from time charters, voyage charters and similar contracts for other tax purposes supports this position. Because there is no legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. In addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future.
If we were classified as a PFIC, for any year during which a U.S. Holder owns common stock, such U.S. Holder generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to: (i) any “excess distribution” (generally, any distribution received by a stockholder in a taxable year that is greater than 125.0% of the average annual distributions received by the stockholder in the three preceding taxable years or, if shorter, the stockholder’s holding period for the shares), and (ii) any gain realized upon the sale or other disposition of shares. Under these rules:
•	the excess distribution or gain will be allocated ratably over the stockholder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

•
the amount allocated to each of the other taxable years in the stockholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.
Certain elections that would alter the tax consequences to a U.S. Holder, such as a qualified electing fund election or mark to market election, may be available to a U.S. Holder if we are classified as a PFIC. If we determine that we are or will be a PFIC, we will provide stockholders with information concerning the potential availability of such elections.
As described above, current law provides that dividends received by a U.S. Individual Holder from a qualified foreign corporation are subject to U.S. federal income tax at preferential rates through 2010. However, if we are classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, we would not be considered a qualified foreign corporation, and a U.S. Individual Holder receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.
If more than 50.0% of either the total combined voting power of our outstanding stock entitled to vote or the total value of all of our outstanding stock were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10.0% or more of the total combined voting power of our outstanding stock entitled to vote (each, a United States Stockholder), we generally would be treated as a controlled foreign corporation (or CFC). United States Stockholders of a CFC are treated as receiving current distributions of their shares of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to owners of a PFIC. Although we currently are not a CFC, U.S. persons purchasing a substantial interest in us should consult their tax advisors about the potential implications of being treated as a United States Stockholder in the event we were to become a CFC in the future.
Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss will generally be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. A disposition or sale of shares by a stockholder who owns, or has owned, 10.0% or more off the total voting power of us may result in a different tax treatment under section 1248 of the Code. U.S. Holders purchasing a substantial interest in us should consult their tax advisors.
Bermudian Tax Consequences. Under current Bermudian law, no taxes or withholdings will be imposed by Bermuda on distributions made in respect of the shares of our common stock, and no stamp, capital gains or other taxes will be imposed by Bermuda on the ownership or disposition of the shares of our common stock, as there are no personal income or corporation taxes, capital gains taxes or death duties in Bermuda.
Documents on Display
Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the Public Reference Section of the SEC at 100F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot market rate risks but do not use these financial instruments for trading or speculative purposes, except as noted below under Spot Market Rate Risk.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are Japanese Yen, Singapore Dollar, Canadian Dollar, Australian Dollar, British Pound, Euro and Norwegian Kroner.
Our primary way of managing this exposure is to enter into foreign currency forward contracts. In most cases we hedge a substantial majority of our net foreign currency exposure for the following 12 months. We generally do not hedge our net foreign currency exposure beyond 3 years forward.
As at December 31, 2007, we had the following foreign currency forward contracts:

	Expected maturity date
	2008	2009	2010	Total
	Contract	Contract	Contract	Contract
	amount	amount	amount	amount	Fair value
Norwegian Kroner:	$276.6	$74.6	$5.0	$356.1	$30.5
Average contractual exchange rate(2)	5.97	5.83	6.05	5.94
Euro:	$24.3	$4.1	—	$28.4	$1.1
Average contractual exchange rate(2)	0.72	0.70	—	0.71
Canadian Dollar:	$57.8	$14.7	—	$72.5	$2.4
Average contractual exchange rate(2)	1.04	1.01	—	1.03
British Pounds:	$52.3	$17.6	$1.9	$71.8	$1.0
Average contractual exchange rate(2)	0.51	0.52	0.52	0.51
Australian Dollar:	$4.0	—	—	$4.0	$0.4
Average contractual exchange rate(2)	1.25	—	—	1.25
Singapore Dollar:	$9.7	—	—	$9.7	$0.0
Average contractual exchange rate(2)	1.44	—	—	1.44

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at December 31, 2007, we had Euro-denominated term loans of 304.3 million Euros ($444.0 million) included in long-term debt and Norwegian Kroner-denominated deferred income taxes of approximately 386.0 million NOK ($71.0 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are currently rated A or better by Standard & Poor’s or Aa3 by Moody’s. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at December 31, 2007, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

								Fair Value
	Expected Maturity Date							Asset /
	2008	2009	2010	2011	2012	Thereafter	Total	(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	268.2	220.3	346.7	641.3	186.7	2,023.1	3,686.3	(3,686.3)	5.6%
Variable Rate (Euro) (3) (4)	11.5	12.3	13.2	231.7	7.4	167.9	444.0	(444.0)	5.1%

Fixed-Rate Debt ($U.S.)	44.4	44.9	45.6	291.6	45.6	300.6	772.7	(755.8)	6.2%
Average Interest Rate	5.1%	5.1%	5.1%	8.2%	5.1%	5.1%	6.2%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	125.6	3.8	3.9	80.1	—	—	213.4	(213.4)	7.4%
Average Interest Rate (8)	8.8%	5.4%	5.5%	5.5%	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	80.8	626.0	358.9	59.8	60.9	2,793.3	3,979.7	(131.9)	5.1%
Average Fixed Pay Rate (2)	5.1%	4.7%	4.9%	5.2%	5.2%	5.2%	5.1%
Contract Amount (Euro) (4) (10)	11.5	12.3	13.2	231.7	7.4	167.9	444.0	33.6	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of December 31, 2007 ranged from 0.30% to 1.00%.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2007.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 119.8 million Euros ($175.0 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at December 31, 2007, this amount was 122.8 million Euros ($179.2 million). Consequently, on a net basis we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the three RasGas II LNG Carriers (see Item 18 - Financial Statements: Note 9 — Capital Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. The deposits, which as at December 31, 2007 totaled $492.2 million, and the lease obligations, which as at December 31, 2007 totaled $468.9 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, on a net basis we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2007, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $508.6 million and $481.5 million, ($0.9) million and ($3.9) million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)	Includes interest rate swaps of $151.0 million, $408.5 million, $300.0 million and $200.0 million that have inception dates of 2008, 2009, 2010 and 2011, respectively.
Commodity Price Risk
From time to time we use bunker fuel swap contracts as a hedge to protect against changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. As at December 31, 2007, we were committed to contracts totaling 1,200 metric tonnes with a weighted-average price of $451.3 per tonne and a fair value of ($0.3) million. The fuel swap contracts expired in January 2008.

Spot Market Rate Risk
We use forward freight agreements (or FFAs) and synthetic time-charters (or STCs) as economic hedges to protect against changes in spot market rates earned by some of our vessels in our spot market segment. FFAs involve contracts to move a theoretical volume of freight at fixed rates. STCs are a means of achieving the equivalent of a time-charter for a vessel that trades in the spot market by taking the short position in an FFA. As at December 31, 2007, we had six STCs, which were equivalent to 3.5 Suezmax vessels. As at December 31, 2007, we were committed to FFAs, which include STCs, with an aggregate notional principal amount (including both long and short positions) of $78.3 million and a net fair value of ($0.5) million. The FFAs, which include STCs, expire between January 2008 and September 2009.
We use FFAs in non-hedge-related transactions to increase or decrease our exposure to spot market rates, within strictly defined limits. Historically, we have used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decreases this exposure. We believe that we can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at December 31, 2007, we were committed to non-hedge-related FFAs totalling 7.0 million metric tonnes with a notional principal amount of $69.9 million and a fair value of $0.3 million. The FFAs expire between January 2008 and December 2008.
Item 12. Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on the evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007 to ensure that information required to be disclosed by Teekay in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to Teekay’s management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
During 2007 there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting.
Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting includes those policies and procedures that, 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of our management and our directors of the Company; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
We conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, our management believes that we maintained effective internal control over financial reporting as of December 31, 2007.
Our independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Form 20-F.

Item 16A. Audit Committee Financial Expert
The Board has determined that director and Chair of the Audit Committee, Eileen A. Mercier, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B. Code of Ethics
We have adopted Standards for Business Conduct that include a Code of Ethics for all employees and directors. This document is available under “Other Information — Corporate Governance” in the Investor Center of our website (www.teekay.com). We also intend to disclose under “Other Information — Corporate Governance” in the Investor Center of our web site any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of our directors and executive officers.
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2007 and 2006 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees Teekay Corporation and our subsidiaries paid or accrued for audit and other services provided by Ernst & Young LLP for 2007 and 2006.

Fees	2007	2006

Audit Fees (1)	$3,156,900	$2,561,300
Audit-Related Fees (2)	189,400	101,500
Tax Fees (3)	279,100	226,500
All Other Fees (4)	1,500	2,200

Total	$3,626,900	$2,891,500

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements and review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries. Audit fees for 2007 and 2006 include $611,800 and $334,400, respectively, of fees paid to Ernst & Young LLP by Teekay LNG that were approved by the Audit Committee of the Board of Directors of Teekay LNG. Audit fees for 2007 and 2006 include approximately $429,300 and $575,400, respectively, of fees paid to Ernst & Young LLP by our subsidiary Teekay Offshore that were approved by the Audit Committee of the Board of Directors of Teekay Offshore. Audit fees for 2007 include approximately $303,800 of fees paid to Ernst & Young LLP by our subsidiary, Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay.

(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, divestitures and other attestation services.

(3)
For 2007 and 2006, respectively, tax fees principally included international tax planning fees of $26,200 and $8,700, corporate tax compliance fees of $64,400 and $103,100, and personal and expatriate tax services fees of $188,500 and $121,600.

(4)	All other fees principally include subscription fees to an internet database of accounting information.
The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2007.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
During 2005 and June 2006, we announced that our Board of Directors had authorized the repurchase of up to $655 million and $150 million respectively, of shares of our Common Stock in the open market. During the period from April 2005 to December 2006, we repurchased 16.9 million shares with a total value of $704.1 million. The following table shows the monthly stock repurchase activity related to these programs for the period covered by this report:

			Total Number of	Maximum Dollar
			Shares Purchased as	Value of Shares that
			Part of Publicly	May Yet Be
	Total Number of	Average Price Paid	Announced Plans or	Purchased Under the
Month of Repurchase	Shares Purchased	per Share	Program	Plans or Program

March 2007	60,000	$50.59	60,000	$97,902,000
August 2007	856,200	$54.93	856,200	$50,863,000
October 2007	122,200	$53.87	122,200	$44,285,000
November 2007	472,900	$50.28	472,900	$20,507,000

	1,511,300	$53.22	1,511,300

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
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:
1.1	Amended and Restated Articles of Incorporation of Teekay Corporation.

1.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation.

1.3	Amended and Restated Bylaws of Teekay Corporation. (1)

2.1	Registration Rights Agreement among Teekay Corporation, Tradewinds Trust Co. Ltd., as Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK Trust. (2)

2.2	Specimen of Teekay Corporation Common Stock Certificate. (2)

2.3
Indenture dated June 22, 2001 among Teekay Corporation and The Bank of New York Trust Company of Florida (formerly U.S. Trust Company of Texas, N.A.). for U.S. $250,000,000 8.875% Senior Notes due 2011. (3)

2.4	First Supplemental Indenture dated as of December 6, 2001 among Teekay Corporation and The Bank of New York Trust Company of Florida, N.A. for U.S. $100,000,000 8.875% Senior Notes due 2011. (4)

2.5
Exchange and Registration Rights Agreement dated June 22, 2001 among Teekay Corporation and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Deutsche Banc Alex. Brown Inc. and Scotia Capital (USA) Inc. (3)

2.6	Exchange and Registration Rights Agreement dated December 6, 2001 between Teekay Corporation and Goldman, Sachs & Co. (4)

2.7	Specimen of Teekay Corporation’s 8.875% Senior Notes due 2011. (3)

4.1	1995 Stock Option Plan. (2)

4.2	Amendment to 1995 Stock Option Plan. (5)

4.3	Amended 1995 Stock Option Plan. (6)

4.4	2003 Equity Incentive Plan. (7)

4.5	Annual Executive Bonus Plan. (8)

4.6	Vision Incentive Plan. (9)

4.7	Form of Indemnification Agreement between Teekay and each of its officers and directors. (2)

4.8	Rights Agreement, dated as of September 8, 2000 between Teekay Corporation and The Bank of New York, as Rights Agent. (10)

4.9	Agreement dated June 26, 2003 for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.(11)

4.10	Agreement dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC. (8)

4.11
Supplemental Agreement dated September 30, 2004 to Agreement dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (8)

4.12	Agreement dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others. (9)

4.13	Agreement dated October 2, 2006, for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility among Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. (12)

4.14	Agreement dated August 23, 2006, for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility among Teekay LNG Partners L.P., ING Bank N.V. and various other banks. (12)

4.15	Agreement, dated November 28, 2007 for a U.S. $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks.

4.16	Agreement dated May 16, 2007 for a U.S. $700,000,000 Credit Facility Agreement to be made available to Teekay Acquisition Holdings LLC et al by HSH NordBank AG and others. (13)

4.17	Amended and Restated Omnibus Agreement (14)

8.1	List of Significant Subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.

13.1	Teekay Corporation Certification of Bjorn Moller, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of Ernst & Young LLP, as independent registered public accounting firm.

(1)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on March 30, 2000, and hereby incorporated by reference to such Annual Report.

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

(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 8, 2005, and hereby incorporated by reference to such Report.

(9)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 10, 2006, and hereby incorporated by reference to such Report.

(10)	Previously filed as an exhibit to the Company’s Form 8-A (File No.1-12874), filed with the SEC on September 11, 2000, and hereby incorporated by reference to such Annual Report.

(11)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 14, 2003, and hereby incorporated by reference to such Report.

(12)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on December 21, 2006, and hereby incorporated by reference to such Report.

(13)	Previously filed as an exhibit to the Company’s Schedule TO — T/A, filed with the SEC on May 18, 2007, and hereby incorporated by reference to such schedule.

(14)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY CORPORATION
By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: April 11, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
TEEKAY CORPORATION
We have audited the accompanying consolidated balance sheets of Teekay Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Corporation and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.
As discussed in Note 1 to the consolidated financial statements, on January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2008 expressed an unqualified opinion thereon.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
March 9, 2008	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
TEEKAY CORPORATION
We have audited Teekay Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Teekay Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Teekay Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Teekay Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 of Teekay Corporation and our report dated March 9, 2008, expressed an unqualified opinion thereon.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
March 9, 2008	Chartered Accountants

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share amounts)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

REVENUES	2,406,622	2,013,306	1,954,618

OPERATING EXPENSES
Voyage expenses	528,180	522,117	419,169
Vessel operating expenses	464,543	257,350	206,749
Time-charter hire expenses	467,364	402,522	467,990
Depreciation and amortization	329,113	223,965	205,529
General and administrative	238,148	177,915	159,707
Gain on sale of vessels and equipment — net of write-downs (note 18)	(18,630)	(1,341)	(139,184)
Restructuring charge (note 14)	—	8,929	2,882

Total operating expenses	2,008,718	1,591,457	1,322,842

Income from vessel operations	397,904	421,849	631,776

OTHER ITEMS
Interest expense	(287,558)	(171,643)	(132,428)
Interest income	82,158	56,224	33,943
Foreign exchange (loss) gain (note 8)	(22,106)	(45,382)	59,810
Minority interest expense	(9,663)	(441)	(16,628)
Other — net (note 14)	20,516	1,637	(5,573)

Total other items	(216,653)	(159,605)	(60,876)

Net income	181,251	262,244	570,900

Per common share amounts
• Basic earnings (note 19)	2.47	3.58	7.30
• Diluted earnings (note 19)	2.43	3.49	6.83
• Cash dividends declared	0.9875	0.8600	0.6200
Weighted-average number of common shares (note 19)
• Basic	73,382,197	73,180,193	78,201,996
• Diluted	74,735,356	75,128,724	83,547,686
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31, 2007	December 31, 2006
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	442,673	343,914
Restricted cash – current (note 10)	33,479	64,243
Accounts receivable, including non-trade of $35,410 (2006 - $7,969)	262,420	191,963
Vessels held for sale (note 18a)	79,689	20,754
Net investment in direct financing leases – current	22,268	21,926
Prepaid expenses	126,761	78,495
Other assets	50,097	25,845

Total current assets	1,017,387	764,156

Restricted cash – long term (note 10)	652,717	615,749

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,061,619 (2006 - $859,014)	5,295,751	4,271,387
Vessels under capital leases, at cost, less accumulated depreciation of $74,442 (2006 – $42,609) (note 10)	617,066	654,022
Advances on newbuilding contracts (note 16)	934,058	382,659

Total vessels and equipment	6,846,875	5,308,068

Net investment in direct financing leases	78,908	86,470
Investment in joint ventures (note 16)	135,515	124,295
Derivative instruments (note 15)	39,148	54,383
Loans to joint ventures	366,716	74,333
Other non-current assets	228,345	158,745
Intangible assets – net (note 6)	259,952	280,559
Goodwill (note 6)	434,590	266,718

Total assets	10,060,153	7,733,476

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	89,691	69,593
Accrued liabilities (note 7)	274,944	243,163
Current portion of long-term debt (note 8)	324,082	218,281
Current obligation under capital leases (note 10)	150,791	150,762
Current portion of in-process revenue contracts (note 6)	82,704	93,938

Total current liabilities	922,212	775,737

Long-term debt (note 8)	4,578,908	2,943,265
Long-term obligation under capital leases (note 10)	706,489	407,375
Derivative instruments (note 15)	129,079	50,471
Deferred income tax (note 1)	77,023	72,393
Asset retirement obligation (note 1)	24,549	21,215
In-process revenue contracts (note 6)	205,429	317,835
Other long-term liabilities	201,100	162,560

Total liabilities	6,844,789	4,750,851

Commitments and contingencies (notes 9, 10, 15 and 16)

Minority interest	527,494	454,403

Stockholders’ equity
Common stock and additional paid in capital ($0.001 par value; 725,000,000 shares authorized; 72,772,529 shares outstanding (2006 - 72,831,923); 95,327,329 shares issued (2006 - 93,875,423)) (note 12)	628,786	596,712
Retained earnings	2,163,189	1,943,397
Accumulated other comprehensive loss (note 11)	(104,105)	(11,887)

Total stockholders’ equity	2,687,870	2,528,222

Total liabilities and stockholders’ equity	10,060,153	7,733,476

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	181,251	262,244	570,900
Non-cash items:
Depreciation and amortization	329,113	223,965	205,529
Amortization of in-process revenue contracts	(70,979)	(22,404)	—
Gain on sale of marketable securities	(9,577)	(1,422)	—
Gain on sale of vessels	(18,630)	(9,041)	(151,427)
Loss on write-down of vessels and equipment	—	7,700	12,243
Loss on repurchase of bonds	947	375	13,255
Equity income (net of dividends received: December 31, 2007 - $661; December 31, 2006 – $6,585; December 31, 2005 - $9,227)	11,419	645	(1,914)
Income taxes	(5,509)	7,869	(2,340)
Employee stock option compensation	9,676	9,297	—
Foreign exchange (gain) loss and other – net	9,635	47,248	(7,892)
Change in non-cash working capital items related to operating activities (note 17a)	(47,514)	50,360	(8,644)
Expenditures for drydocking	(85,403)	(31,120)	(20,668)
Distribution from subsidiaries to minority owners	(49,411)	(24,931)	(14,093)

Net operating cash flow	255,018	520,785	594,949

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	3,894,401	2,129,649	2,472,316
Debt issuance costs	(14,135)	(19,424)	(8,495)
Repayments of long-term debt	(2,178,464)	(1,300,172)	(2,690,866)
Repayments of capital lease obligations	(30,999)	(153,395)	(78,919)
Proceeds from loans from joint venture partner	44,185	4,280	33,500
Repayment of loans from joint venture partner	(68,968)	—	—
Decrease / (increase) in restricted cash	24,322	(328,035)	81,304
Net proceeds from sale of Teekay Offshore Partners L.P. units (note 5)	—	156,711	—
Net proceeds from sale of Teekay LNG Partners L.P. units (note 5)	84,185	—	257,986
Net proceeds from sale of Teekay Tankers Ltd. shares (note 5)	208,186	—	—
Issuance of Common Stock upon exercise of stock options	34,508	15,325	20,359
Repurchase of Common Stock (note 12)	(80,430)	(233,305)	(538,377)
Investment in subsidiaries from minority owners	—	—	25,329
Settlement of interest rate swaps	—	—	(143,295)
Cash dividends paid	(72,499)	(63,065)	(49,151)

Net financing cash flow	1,844,292	208,569	(618,309)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(910,304)	(442,470)	(555,142)
Proceeds from sale of vessels and equipment	214,797	326,901	534,007
Purchases of marketable securities	(59,165)	—	—
Proceeds from sale of marketable securities	57,093	8,898	—
Purchase of OMI Corporation, net of cash acquired of $427 (note 4)	(1,108,216)	—	—
Purchase of Petrojarl ASA, net of cash acquired of $71,728 (note 3)	(1,210)	(464,823)	—
Investment in joint ventures	(16,975)	(9,868)	(82,399)
Loans to joint ventures	(209,335)	(61,333)	(13,000)
Investment in direct financing lease assets	(13,947)	(13,420)	(23,708)
Direct financing lease payments received	21,151	19,323	12,440
Other investing activities	25,560	14,368	(38,891)

Net investing cash flow	(2,000,551)	(622,424)	(166,693)

Increase (decrease) in cash and cash equivalents	98,759	106,930	(190,053)
Cash and cash equivalents, beginning of the year	343,914	236,984	427,037

Cash and cash equivalents, end of the year	442,673	343,914	236,984

Supplemental cash flow information (note 17b)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands of U.S. dollars)

		Common		Accumulated
	Thousands	Stock and		Other	Total
	of	Additional		Comprehensive	Stock-
	Common	Paid-in	Retained	Income	holders’
	Shares	Capital	Earnings	(Loss)	Equity
	#	$	$	$	$
Balance as at December 31, 2004	82,951	534,938	1,758,552	(56,132)	2,237,358

Net income			570,900		570,900
Other comprehensive income:
Unrealized loss on marketable securities				(1,348)	(1,348)
Unrealized net loss on qualifying cash flow hedging instruments (note 15)				(25,370)	(25,370)
Realized net loss on qualifying cash flow hedging instruments (note 15)				14,020	14,020

Comprehensive income					558,202

Dividends declared			(49,155)		(49,155)
Reinvested dividends	1	4			4
Exercise of stock options	1,098	20,359			20,359
Issuance of Common Stock (note 12)	9	297			297
Repurchase of Common Stock (note 12)	(12,683)	(83,814)	(454,563)		(538,377)
Gain on public offering of Teekay LNG (note 5)			7,854		7,854

Balance as at December 31, 2005	71,376	471,784	1,833,588	(68,830)	2,236,542

Net income			262,244		262,244
Other comprehensive income:
Unrealized gain on marketable securities				8,370	8,370
Unrealized net gain on qualifying cash flow hedging instruments (note 15)				45,332	45,332
Reclassification adjustment for gain on marketable securities				(1,422)	(1,422)
Realized net loss on qualifying cash flow hedging instruments (note 15)				4,663	4,663

Comprehensive income					319,187

Dividends declared			(63,071)		(63,071)
Reinvested dividends	1	6			6
Exercise of stock options	745	15,325			15,325
Issuance of Common Stock (note 12)	13	429			429
Repurchase of Common Stock (note 12)	(5,837)	(42,132)	(191,173)		(233,305)
Settlement of the Premium Equity Participating Security Units	6,534	142,003			142,003
Employee stock option compensation (note 12)		9,297			9,297
Gain on public offering of Teekay Offshore (note 5)			101,809		101,809

Balance as at December 31, 2006	72,832	596,712	1,943,397	(11,887)	2,528,222

Net income			181,251		181,251
Other comprehensive income:
Unrealized gain on marketable securities				19,612	19,612
Minimum pension liability				(6,278)	(6,278)
Unrealized net loss on qualifying cash flow hedging instruments (note 15)				(58,286)	(58,286)
Reclassification adjustment for gain on marketable securities				(17,887)	(17,887)
Realized net gain on qualifying cash flow hedging instruments (note 15)				(29,379)	(29,379)

Comprehensive income					89,033

Dividends declared			(72,508)		(72,508)
Reinvested dividends	1	9			9
Change in accounting policy (note 1)			(1,011)		(1,011)
Exercise of stock options	1,435	34,508			34,508
Issuance of Common Stock (note 12)	15	589			589
Proportionate share of gain on sale of assets to non-wholly owned subsidiary			17,806		17,806
Repurchase of Common Stock (note 12)	(1,511)	(12,708)	(67,722)		(80,430)
Employee stock option compensation (note 12)		9,676			9,676
Gain on public offerings of Teekay LNG and Teekay Tankers (note 5)			161,976		161,976

Balance as at December 31, 2007	72,772	628,786	2,163,189	(104,105)	2,687,870

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
1.	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles. They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of The Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company). Significant intercompany balances and transactions have been eliminated upon consolidation. Additionally, the Company consolidates variable interest entities (or VIEs) for which it is deemed to be the primary beneficiary.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In particular, the Foinaven contract provides for an adjustment to the amount paid to the Company in connection with the Foinaven floating production, storage and offloading (or FPSO) unit, and the Company has requested an adjustment of the amounts payable to it under the terms of that provision. The Company’s cash flow projections relating to this FPSO unit are based on its assessment of the likely outcome of these discussions. While the Company anticipates certain increases to the rates it will receive under this contract, should there be a negative outcome to these discussions, the Company will likely need to complete an impairment test on both the FPSO unit and the FPSO reporting unit goodwill, which could result in a write-down in the carrying value of the vessel and goodwill.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

Reporting currency

The consolidated financial statements are stated in U.S. Dollars. The functional currency of the Company is U.S. Dollars because the Company operates in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

Operating revenues and expenses

The Company recognizes revenues from time-charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is off-hire. When the time-charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenue only after meeting the profit sharing threshold. All revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Revenues from floating production, storage and offloading service contracts are recognized as service is performed. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

Revenues and voyage expenses of the Company’s vessels operating in pool arrangements are pooled with the revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on the time-charter-equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in accounts receivable.

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

Cash and cash equivalents

The Company classifies all highly liquid investments with a maturity date of three months or less when purchased as cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectibility. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Marketable securities

The Company’s investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains and losses on available-for-sale securities are reported as a component of accumulated other comprehensive income (loss). Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities applied using the weighted-average historical cost method.

The Company analyzes its available-for-sale securities for impairment during each reporting period to evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the fair value of the investment. The Company records an impairment charge through current-period earnings and adjusts the cost basis for such other-than-temporary declines in fair value when the fair value is not anticipated to recover above cost within a three-month period after the measurement date, unless there are mitigating factors that indicate an impairment charge through earnings may not be required. If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until sale of the security.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for crude oil tankers, 25 to 30 years for floating production, storage and offloading (or FPSO) units and 35 years for liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years or 35 years, respectively. Depreciation of vessels and equipment for the years ended December 31, 2007, 2006 and 2005 aggregated $279.7 million, $186.6 million and $166.5 million, respectively. Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2007, 2006 and 2005 aggregated $35.0 million, $15.9 million and $16.6 million, respectively.

Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining estimated useful life of the vessel. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of sale and lease-back is less than its book value. In such case, the Company would recognize a loss in the amount by which book value exceeds fair value.

Generally, the Company drydocks each vessel every two and a half to five years. In addition, a shipping society classification intermediate survey is performed on the Company’s LNG carriers between the second and third year of the five-year drydocking period. The Company capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and for annual class survey costs on the Company’s FPSO units. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2007, 2006 and 2005 aggregated $23.4 million, $15.4 million and $14.9 million, respectively.

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset.

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

Investment in joint ventures

Investments in companies over which the Company exercises significant influence but does not consolidate are accounted for using the equity method, whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings. The excess carrying value of the Company’s investment over its underlying equity in the net assets is included in the consolidated balance sheet as investment in joint ventures. On December 1, 2006, the operating agreements for five 50%-owned joint ventures, each of which owns one shuttle tanker, were amended. These amendments resulted in the Company obtaining control of these joint ventures and, consequently, the Company has consolidated these entities effective December 1, 2006.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are capitalized and presented as other non-current assets. Debt issuance costs of revolving credit facilities are amortized on a straight-line basis over the term of the relevant facility. Debt issuance costs of term loans are amortized using the effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

Derivative instruments

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognising the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Company generally designates its interest rate swap agreements and foreign exchange forward contracts as cash flow hedges for accounting purposes.

When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognised immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in stockholders’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from stockholders’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognised in earnings. If a cash flow hedge is terminated and the originally hedged items is still considered possible of occurring, the gains and losses initially recognised in stockholders’ equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item (i.e. interest expense). If the hedged items are no longer possible of occurring, amounts recognised in stockholders’ equity are immediately transferred to earnings.

For derivative financial instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative financial instruments are recognised in earnings.

Gains and losses from our interest rate swaps that hedge long-term debt or capital leases are recorded in interest expense. Gains and losses from our interest rate swaps that hedge restricted cash deposits are recorded in interest income. Gains and losses from our foreign exchange forward contracts are recorded in vessel operating expenses and general and administrative expense.

Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged, provided that the derivative does not include an other-than insignificant financing element at inception.

Goodwill and intangible assets

Goodwill and indefinite-lived intangible assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets with finite lives are amortized over their useful lives.

The Company’s intangible assets consist primarily of acquired time-charter contracts, contracts of affreightment, and time-charter contracts and a tanker pool agreement. The value ascribed to the time-charter contracts and contracts of affreightment are being amortized over the life of the associated contract, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts. The value ascribed to the Suezmax tanker pool agreement is being amortized on a straight-line basis over the expected term of the agreement.

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

The Company records the fair value of an asset retirement obligation as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related equipment. Each period, the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. Changes in the amount or timing of the estimated asset retirement obligation are recorded as an adjustment to the related asset. As at December 31, 2007, the asset retirement obligation and associated receivable from third parties were $24.5 million and $7.4 million, respectively (2006 — $21.2 million and $6.8 million, respectively).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Repurchase of common stock

The Company accounts for repurchases of common stock by crediting common stock by the par value of the stock repurchased. In addition, the excess of the repurchase price over the par value is allocated between additional paid in capital and retained earnings. This amount allocated to additional paid in capital is the pro-rata share of the capital paid in and the balance is allocated to retained earnings.

Issuance of shares or units by subsidiaries

The Company accounts for gains or losses from the issuance of shares or units by its subsidiaries as an adjustment to stockholders’ equity.

Accounting for share-based payments

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment”, using the “modified prospective” method. Under this transition method, compensation cost is recognized in the 2006 financial statements for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior-period amounts have not been restated. The compensation cost of these stock units is primarily included in general and administrative expense. For options subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award.

Prior to January 1, 2006, the Company accounted for stock options under the recognition and measurement provision using the intrinsic value method, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense was recognized under APB 25.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, as amended by SFAS No. 123(R), to stock-based employee compensation (see Note 12).

Year Ended
December 31, 2005
$
Net income — as reported	570,900
Less: Total stock-based compensation expense	8,077

Net income — pro forma	562,823

Basic earnings per common share:
As reported	7.30
Pro forma	7.20
Diluted earnings per common share:
As reported	6.83
Pro forma	6.74

During March 2005, the Company granted restricted stock units as incentive-based compensation to certain employees. Each restricted stock unit was equal in value to one share of the Company’s Common Stock plus reinvested dividends from the grant date to the vesting date. Upon vesting, the value of these restricted stock units was paid to each grantee in the form of cash. These restricted stock units vested in three tranches; one-third in March 2006, one-third in March 2007 and one-third in November 2007. The Company recognized the cost of each of the three payments over the period from the grant date to the vesting date of each tranche. The cost of these restricted stock units is primarily included in general and administrative expense.

Income taxes

The legal jurisdictions in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. However, among others, the Company’s Australian ship-owning subsidiaries and its Norwegian subsidiaries are subject to income taxes (see Note 14). Deferred income taxes are $77.0 million, $72.4 million and $67.3 million at December 31, 2007, 2006 and 2005, respectively, which are primarily the result of basis differences for vessels and equipment and long-term debt. The Company accounts for such taxes using the liability method pursuant to SFAS No. 109, “Accounting for Income Taxes.”

In July 2006, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

The Company adopted FIN 48 as of January 1, 2007. As a result of this implementation, the Company recognized a $1.0 million increase to its current tax liabilities and a $1.0 million decrease to retained earnings. As of January 1, 2007 and December 31, 2007, the Company did not have any material accrued interest and penalties relating to income taxes. As of January 1, 2007 and December 31, 2007, the Company had unrecognized tax benefits of 3.4 million Euro ($5.0 million) relating to a re-investment tax credit in one of its 2005 annual tax filings. This filing is currently under review by the relevant tax authorities and the Company expects the uncertainty surrounding this tax credit to be resolved within the next twelve months. If the tax credit is approved, the Company will receive a refund for the amount of the credit, which will be reflected as a tax recovery in the period of approval.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2003 through 2007 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Comprehensive income

The Company follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements.

As at December 31, 2007 and 2006, the Company’s accumulated other comprehensive loss consisted of the following components:

	December 31, 2007	December 31, 2006
	$	$
Unrealized loss on derivative instruments	(105,152)	(17,487)
Minimum pension liability	(6,278)	—
Unrealized gain on marketable securities	7,325	5,600

	(104,105)	(11,887)

Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160: Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159: The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No.115 (or SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 159 on its consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157: Fair Value Measurements (or SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on its consolidated results of operations and financial condition.

2.	Segment Reporting

The Company is primarily engaged in the international marine transportation of crude oil, clean petroleum products, LNG and LPG through the operation of its tankers and LNG and LPG carriers, and in the offshore processing and storage of crude oil. The Company’s revenues are earned in international markets.

StatoilHydro ASA, an international oil company, accounted for 20% ($472.3 million) of the Company’s consolidated revenues during the year ended December 31, 2007. The same customer accounted for 15% ($307.9 million) of the Company’s consolidated revenues during 2006 and 20% ($392.2 million) during 2005. No other customer accounted for over 10% of the Company’s consolidated revenues during any of those years. Revenues from StatoilHydro were primarily earned by the offshore segment and spot tanker segment.

The Company has four reportable segments: its offshore segment, its fixed-rate tanker segment, its liquefied gas segment, and its spot tanker segment. The Company’s offshore segment consists of shuttle tankers, FPSO units and floating storage and offtake (or FSO) units. The Company’s fixed-rate tanker segment consists of conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts. The Company’s liquefied gas segment consists of LNG and LPG carriers and liquefied petroleum gas (or LPG) carriers. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The following tables present results for these segments for the years ended December 31, 2007, 2006 and 2005.

		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Year ended December 31, 2007	$	$	$	$	$

Revenues	992,326	195,942	166,981	1,051,373	2,406,622
Voyage expenses	117,571	2,707	109	407,793	528,180
Vessel operating expenses	301,478	51,458	30,239	81,368	464,543
Time-charter hire expense	161,876	25,812	—	279,676	467,364
Depreciation and amortization	172,983	36,018	46,018	74,094	329,113
General and administrative (1)	101,119	18,471	21,471	97,087	238,148
Gain on sale of vessels and equipment	(18,630)	—	—	—	(18,630)

Income from vessel operations	155,929	61,476	69,144	111,355	397,904

Equity loss	—	(2,879)	(130)	(9,395)	(12,404)
Investments in joint ventures at December 31, 2007	16	4,490	97,920	33,089	135,515
Total assets at December 31, 2007	3,187,635	795,775	3,011,758	1,966,166	8,961,334
Expenditures for vessels and equipment (2)	328,999	63,698	392,779	124,828	910,304

		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Year ended December 31, 2006	$	$	$	$	$

Revenues	667,847	181,605	104,489	1,059,365	2,013,306
Voyage expenses	89,642	1,999	975	429,501	522,117
Vessel operating expenses	134,866	44,083	18,912	59,489	257,350
Time-charter hire expense	170,662	16,869	—	214,991	402,522
Depreciation and amortization	105,861	32,741	33,160	52,203	223,965
General and administrative (1)	58,048	16,000	15,685	88,182	177,915
Gain on sale of vessels and equipment — net of write-downs	698	—	—	(2,039)	(1,341)
Restructuring charge	—	—	—	8,929	8,929

Income from vessel operations	108,070	69,913	35,757	208,109	421,849

Equity income (loss)	5,958	831	(226)	(623)	5,940
Investments in joint ventures at December 31, 2006	20	5,132	86,119	33,024	124,295
Total assets at December 31, 2006	3,081,177	678,033	2,104,525	1,116,145	6,979,880
Expenditures for vessels and equipment (2)	118,455	33,938	5,092	284,985	442,470

		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Year ended December 31, 2005	$	$	$	$	$

Revenues	559,094	170,256	102,423	1,122,845	1,954,618
Voyage expenses	69,137	2,919	70	347,043	419,169
Vessel operating expenses	87,059	39,731	17,434	62,525	206,749
Time-charter hire expense	168,178	26,082	—	273,730	467,990
Depreciation and amortization	89,177	29,702	31,545	55,105	205,529
General and administrative (1)	43,779	12,720	13,743	89,465	159,707
Gain on sale of vessels and equipment — net of write-downs	2,820	—	—	(142,004)	(139,184)
Restructuring charge	955	—	—	1,927	2,882

Income from vessel operations	97,989	59,102	39,631	435,054	631,776

Equity income	4,633	1,275	—	5,233	11,141
Investments in joint ventures at December 31, 2005	29,138	4,769	82,399	29,142	145,448
Total assets at December 31, 2005	1,355,554	674,067	1,773,790	906,028	4,709,439
Expenditures for vessels and equipment (2)	13,106	47,547	320,361	174,128	555,142

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Excludes vessels purchased as part of the Company’s acquisition of 50% of OMI Corporation in August 2007, Petrojarl in October 2006 and Teekay Spain in April 2004.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
A reconciliation of total segment assets to amounts presented in the accompanying Consolidated Balance Sheets is as follows:

	December 31, 2007	December 31, 2006
	$	$
Total assets of all segments	8,961,334	6,979,880
Cash and restricted cash	446,102	352,607
Accounts receivable and other assets	652,717	400,989

Consolidated total assets	10,060,153	7,733,476

3.	Acquisition of Petrojarl ASA
During the third quarter of 2006, the Company acquired 43% of the outstanding shares of Petrojarl ASA, which is listed on the Oslo Stock Exchange. Petrojarl is a leading independent operator of FPSO units. As required by Norwegian law, after acquiring 40% of Petrojarl’s outstanding shares, on September 18, 2006, the Company launched a mandatory bid for Petrojarl’s remaining shares at a price of Norwegian Kroner 70 per share. The mandatory bid expired on October 18, 2006. Shares acquired from the mandatory bid and other shares acquired on the open market during the fourth quarter of 2006 increased the Company’s ownership interest in Petrojarl to 65% by December 31, 2006. On December 1, 2006, Petrojarl was renamed Teekay Petrojarl ASA. The total purchase price of $536.8 million was paid in cash and was financed through a combination of bank financing and cash balances.
Petrojarl, based in Trondheim, Norway, has a fleet of four owned FPSO units operating under long-term service contracts in the North Sea. To service these contracts, Petrojarl also charters-in two shuttle tankers and one FSO unit. The combination of Petrojarl’s offshore engineering expertise and reputation as a quality operator of FPSO units, and Teekay’s global marine operations and extensive customer network, positions the Company to competitively pursue new FPSO projects. This has contributed to the recognition of goodwill.
Petrojarl’s operating results are reflected in the Company’s consolidated financial statements from October 1, 2006, the designated effective date of the acquisition, which has been accounted for using the purchase method of accounting. The Company revised its purchase price allocation during the second quarter of 2007. The effect of this revision was a reduction to the Company’s income from vessel operations and net income for the second quarter of 2007 of $2.7 million, or $0.04 per share.
The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed by the Company at October 1, 2006 as determined in the fourth quarter of 2006 and the finalized purchase price allocation:

	Original at		Revised at
	October 1, 2006	Revisions	October 1, 2006
	$	$	$
ASSETS
Cash, cash equivalents and short-term restricted cash	73,238	—	73,238
Other current assets	48,760	—	48,760
Vessels and equipment	1,249,253	(173,580)	1,075,673
Other assets – long-term	21,486	(601)	20,885
Intangible assets subject to amortization	49,870	(49,870)	—
Goodwill (offshore segment)	95,465	132,862	228,327

Total assets acquired	1,538,072	(91,189)	1,446,883

LIABILITIES
Current liabilities	60,125	—	60,125
Long-term debt	325,000	—	325,000
Asset retirement obligation	20,831	—	20,831
In-process revenue contracts	434,177	(74,252)	359,925
Other long-term liabilities	56,822	(25,073)	31,749

Total liabilities assumed	896,955	(99,325)	797,630

Minority interest	104,337	8,136	112,473

Net assets acquired (cash consideration)	536,780	—	536,780

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The following table shows comparative summarized consolidated pro forma financial information for the Company for the years ended December 31, 2006 and 2005, giving effect to the acquisition of 65% of the outstanding shares in Petrojarl as if it had taken place on January 1 of each of the periods presented:

	Pro Forma	Pro Forma
	Year Ended	Year Ended
	December 31, 2006	December 31, 2005
	(unaudited)	(unaudited)
	$	$
Revenues	2,284,067	2,324,911
Net income	270,356	573,300
Earnings per common share
- Basic	3.69	7.33
- Diluted	3.60	6.86
4.	Acquisition of 50% of OMI Corporation
On June 8, 2007, the Company and A/S Dampskibsselskabet TORM (or TORM) acquired, through a jointly owned subsidiary all of the outstanding shares of OMI Corporation (or OMI). The Company and TORM divided most of OMI’s assets equally between the two companies with effect in August 2007. The price of the OMI assets acquired or to be acquired by the Company was approximately $1.1 billion, including approximately $0.2 billion of assumed indebtedness. The Company funded its portion of the acquisition with a combination of cash and borrowings under existing revolving credit facilities and a new $700 million credit facility.
This acquisition further enhances the Company’s position as a leading operator of medium-size tankers. In addition, the Company expects that this acquisition will improve the utilization of its existing vessels. This has contributed to the recognition of goodwill.
The Company acquired seven Suezmax tankers, three Medium-Range product tankers and three Handysize product tankers from OMI. Teekay also assumed OMI’s in-charters of an additional six Suezmax tankers and OMI’s third-party asset management business (principally the Gemini pool). The Company and TORM continue to hold two Medium-Range product tankers jointly in OMI, as well as two Handysize product tanker newbuildings scheduled to deliver in 2009. The parties intend to divide these remaining assets equally in due course.
The assets acquired from OMI on August 1, 2007 are reflected in the Company’s consolidated financial statements from August 1, 2007. The acquisition of OMI has been accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities are being determined with the assistance of third-party valuation specialists. The Company expects this work to be completed during the first half of 2008. As such, certain of these estimates of fair value are preliminary and are subject to further adjustment.
The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed by the Company at August 1, 2007:

	Original at		Revised at
	August 1, 2007	Revisions	August 1, 2007
	$	$	$
ASSETS
Cash, cash equivalents and short-term restricted cash	577	—	577
Other current assets	67,159	(31,381)	35,778
Vessels and equipment	923,670	—	923,670
Other assets – long-term	6,820	31,680	38,500
Investment in joint venture	64,244	3,095	67,339
Intangible assets subject to amortization (weighted-average amortization period of 4.2 years)	60,540	(893)	59,647
Goodwill (spot tanker segment)	31,961	4,119	36,080

Total assets acquired	1,154,971	6,620	1,161,591

LIABILITIES
Current liabilities	21,006	(1,429)	19,577
Other long-term liabilities	—	11,780	11,780
In-process revenue contracts	25,402	(3,811)	21,591

Total liabilities assumed	46,408	6,540	52,948

Net assets acquired (cash consideration)	1,108,563	80	1,108,643

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The following table shows summarized consolidated pro forma financial information for the Company for the years ended December 31, 2007 and 2006, giving effect to the acquisition of OMI assets by the Company as if it had taken place on January 1 of each of the periods presented:

	Pro Forma	Pro Forma
	Year Ended	Year Ended
	December 31, 2007	December 31, 2006
	(unaudited)	(unaudited)
	$	$
Revenues	2,545,066	2,288,132
Gain on sale of vessels and equipment – net of write-downs	18,630	79,558
Net income	177,060	367,223
Earnings per common share:
- Basic	2.41	5.02
- Diluted	2.32	4.89
5.	Public Offerings
During December 2007, the Company’s subsidiary Teekay Tankers Ltd. (or Teekay Tankers), completed its initial public offering of 11.5 million shares of its Class A common stock at a price of $19.50 per share. During May 2007, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) completed a follow-on public offering by issuing an additional 2.3 million of its common units at a price of $38.13 per unit.
As a result of these offerings, the Company recorded increases to stockholders’ equity of $136.9 million and $25.1 million, respectively, which represents the Company’s gain from the issuance of shares and units, respectively.
During December 2006, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore), completed its initial public offering of 8.1 million of its common units representing limited partner interests at a price of $21.00 per unit. As a result of this offering, the Company recorded an increase to stockholders’ equity of $101.8 million, which represent the Company’s gain from the issuance of units.
During May 2005, Teekay LNG completed its initial public offering of 6.9 million common units at a price of $22.00 per unit. During November 2005, Teekay LNG issued an additional 4.6 million common units at a price of $27.40 per unit. As a result of these transactions, the Company recorded a $7.9 million increase to stockholders’ equity which represents the Company’s gain from the issuance of units for the initial and follow-on offering.
The proceeds received from the offerings and the use of those proceeds, are summarized as follows:

	Teekay	Teekay	Teekay	Teekay	Teekay
	Tankers	Offshore	LNG	LNG	LNG
	Initial	Initial	Follow-on	Follow-on	Initial
	Offering	Offering	Offering	Offering	Offering
	2007	2006	2007	2005	2005
	$	$	$	$	$
Proceeds received:	224,250	169,050	87,699	126,040	151,800

Use of proceeds:
Offering expenses.	16,064	13,788	3,494	6,001	16,089
Repayment of debt and general corporate purposes	208,186	155,262	84,205	120,039	135,711

	224,250	169,050	87,699	126,040	151,800

Teekay Tankers is a Marshall Islands corporation recently formed by the Company to provide international marine transportation of crude oil. The Company owns 54% of the capital stock of Teekay Tankers, including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. Teekay Tankers owns a fleet of nine double-hull Aframax-class oil tankers, which a wholly owned subsidiary manages under a mix of spot-market trading and short- or medium-term fixed-rate time-charter contracts. In addition, the Company will offer to Teekay Tankers Ltd. by July 2009 the opportunity to purchase up to four Suezmax-class oil tankers, of which two were sold to Teekay Tankers in April 2008.
Teekay Offshore is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the offshore oil marine transportation, production, processing and storage sectors. Teekay Offshore owns 26% of Teekay Offshore Operating L.P. (or OPCO), including its 0.01% general partner interest. OPCO owns and operates a fleet of 36 shuttle tankers (including 12 chartered-in vessels and 5 vessels owned by 50% owned joint ventures), four FSO vessels, and nine conventional Aframax tankers. Teekay Offshore also owns through wholly owned subsidiaries 2 additional shuttle tankers (including one through a 50%-owned joint venture) and one FSO unit. All of Teekay Offshore’s and OPCO’s vessels operate under long-term, fixed-rate contracts. The Company indirectly owns the remaining 74% of OPCO and 59.75% of Teekay Offshore, including its 2% general partner interest. As a result, the Company effectively owns 89.5% of OPCO. Teekay Offshore also has rights to participate in certain FPSO opportunities involving Petrojarl.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Teekay LNG is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of LNG and LPG carriers and Suezmax tankers. The Company owns a 63.7% interest in Teekay LNG, including common units, subordinated units and its 2% general partner interest.
In connection with Teekay LNG’s initial public offering in May 2005, Teekay entered into an omnibus agreement with Teekay LNG, Teekay LNG’s general partner and others governing, among other things, when the Company and Teekay LNG may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with Teekay Offshore’s initial public offering to govern, among other things, when the Company, Teekay LNG and Teekay Offshore may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.
6.	Goodwill, Intangible Assets and In-Process Revenue Contracts
Goodwill
The changes in the carrying amount of goodwill for the year ended December 31, 2007 for the Company’s reporting segments are as follows:

		Fixed-Rate	Liquefied
	Offshore	Tanker	Gas	Spot Tanker
	Segment	Segment	Segment	Segment	Other	Total
	$	$	$	$	$	$
Balance as of December 31, 2005	130,548	3,648	35,631	—	1,070	170,897

Goodwill acquired (note 3)	95,821	—	—	—	—	95,821

Balance as of December 31, 2006	226,369	3,648	35,631	—	1,070	266,718

Adjustment to goodwill acquired (note 3)	132,862	—	—	—	—	132,862
Goodwill acquired (note 4)	—	—	—	36,080	—	36,080
Disposal of reporting unit	—	—	—	—	(1,070)	(1,070)

Balance as of December 31, 2007	359,231	3,648	35,631	36,080	—	434,590

Intangible Assets
As at December 31, 2007, the Company’s intangible assets consisted of:

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(years)	$	$	$
Contracts of affreightment	10.2	124,250	(68,895)	55,355
Time-charter contracts	16.0	232,049	(37,374)	194,675
Other intangible assets	5.0	10,797	(875)	9,922

	13.7	367,096	(107,144)	259,952

As at December 31, 2006, the Company’s intangible assets consisted of:

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(years)	$	$	$
Contracts of affreightment	10.2	124,250	(57,825)	66,425
Time-charter contracts	19.2	182,552	(22,488)	160,064
Customer relationships	15.3	49,870	(835)	49,035
Intellectual property	7.0	9,588	(4,553)	5,035

	15.3	366,260	(85,071)	280,559

Aggregate amortization expense of intangible assets for the year ended December 31, 2007 was $26.8 million (2006 — $23.5 million, 2005 — $25.2 million). Amortization of intangible assets for the five fiscal years subsequent to 2007 is expected to be $35.1 million (2008), $34.1 million (2009), $27.2 million (2010), $23.5 million (2011), $19.1 million (2012), and $121.0 million (thereafter).
In-Process Revenue Contracts
As part of the Petrojarl and OMI acquisitions, the Company assumed certain FPSO service contracts and charter-out contracts with terms that are less favorable than then-prevailing market terms. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the remaining term of the contracts on a weighted basis based on the projected revenue to be earned under the contracts.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Amortization of in-process revenue contracts for the year ended December 31, 2007 was $71.0 million (2006 — $22.4 million). Amortization for the next five years is expected to be $82.7 million (2008), $66.6 million (2009), $58.3 million (2010), $34.7 million (2011) and $20.4 million (2012).
7.	Accrued Liabilities

	December 31, 2007	December 31, 2006
	$	$
Voyage and vessel expenses	142,627	120,329
Interest	40,839	37,135
Payroll and benefits	73,608	84,031
Current portion of derivative liabilities	17,870	1,668

	274,944	243,163

8. Long-Term Debt

	December 31, 2007	December 31, 2006
	$	$
Revolving Credit Facilities	2,393,967	1,448,000
Senior Notes (8.875%) due July 15, 2011	246,059	262,324
USD-denominated Term Loans due through 2021	1,801,826	1,004,759
Euro-denominated Term Loans due through 2023	443,992	411,319
USD-denominated Unsecured Demand Loan	17,146	35,144

	4,902,990	3,161,546
Less current portion	324,082	218,281

	4,578,908	2,943,265

As of December 31, 2007, the Company had eleven long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $3,651.6 million, of which $1,257.6 million was undrawn. Interest payments are based on LIBOR plus margins; at December 31, 2007, the margins ranged between 0.50% and 0.75% (2006 – 0.50% and 1.00%) and the three-month LIBOR was 4.70% (2006 – 5.36%). The total amount available under the Revolvers reduces by $181.3 million (2008), $188.5 million (2009), $196.0 million (2010), $781.6 million (2011), $214.1 million (2012) and $2,090.1 million (thereafter). All of the Revolvers are collateralized by first-priority mortgages granted on 62 of the Company’s vessels, together with other related collateral, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.
The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. During the year ended December 31, 2007, the Company repurchased a principal amount of $16.0 million (2006 — $3.0 million) of the 8.875% Notes (see also Note 14).
The Company has sixteen U.S. Dollar-denominated term loans outstanding, which, as at December 31, 2007, totaled $1,801.8 million. Certain of the term loans with a total outstanding principal balance of $509.4 million, as at December 31, 2007, bear interest at a weighted-average fixed rate of 5.09%. Interest payments on the remaining term loans are based on LIBOR plus a margin. At December 31, 2007, the margins ranged between 0.3% and 1.0% (2006 – 0.45% and 1.05%) and the three-month LIBOR was 4.7% (2006 – 5.36%). The term loans reduce in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel, and fourteen of them also have balloon or bullet repayments due at maturity. The term loans are collateralized by first-preferred mortgages on 34 (2006 – 24) of the Company’s vessels, together with certain other collateral. In addition, all but $103.8 million (2006 — $111.7 million) of the outstanding term loans are guaranteed by Teekay or its subsidiaries.
The Company has two Euro-denominated term loans outstanding, which, as at December 31, 2007 totaled 304.3 million Euros ($444.0 million). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At December 31, 2007, the margins ranged between 0.6% and 0.66% (2006 – 1.1% and 1.3%) and the one-month EURIBOR was 4.3% (2006 – 3.63%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other collateral, and are guaranteed by a subsidiary of Teekay.
Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized a foreign exchange loss of $22.1 million during the year ended December 31, 2007 ($45.4 million loss – 2006, $59.8 million gain – 2005).
The Company has two U.S. Dollar-denominated loans outstanding owing to joint venture partners, which, as at December 31, 2007, totaled $16.0 million and $1.1 million, respectively, including accrued interest. Interest payments on the first loan, which are based on a fixed interest rate of 4.84%, commence February 2008. This loan is repayable on demand no earlier than February 27, 2027.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2007 was 5.7% (December 31, 2006 – 6.1%). This rate does not reflect the effect of the Company’s interest rate swaps (see Note 15).
Among other matters, the Company’s long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free cash be maintained. As at December 31, 2007 and 2006, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at December 31, 2007, this amount was $299.0 million (2006 — $173.4 million).
The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2007 are $324.1 million (2008), $277.5 million (2009), $405.5 million (2010), $1,164.6 million (2011), $239.7 million (2012) and $2,491.6 million (thereafter).
9.	Operating Leases
Charters-out
Time-charters and bareboat charters of the Company’s vessels to third parties are accounted for as operating leases. As at December 31, 2007, minimum scheduled future revenues to be received by the Company on time-charters and bareboat charters then in place were approximately $6,985.2 million, comprised of $745.1 million (2008), $643.8 million (2009), $560.6 million (2010), $490.0 million (2011), $475.0 million (2012) and $4,070.7 million (thereafter). The carrying amount of the vessels employed on operating leases at December 31, 2007 was $3.2 billion (2006 - $2.6 billion)
The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.
Charters-in
As at December 31, 2007, minimum commitments owing by the Company under vessel operating leases by which the Company charters-in vessels were approximately $1,421.5 million, comprised of $542.6 million (2008), $315.5 million (2009) $226.8 million (2010), $146.6 million (2011), $103.1 million (2012) and $86.9 million (thereafter). The Company recognizes the expense from these charters, which is included in time-charter expense, on a straight-line basis over the firm period of the charters.
10.	Capital Leases and Restricted Cash
Capital Leases
Suezmax Tankers. As at December 31, 2007, the Company was a party, as lessee, to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms for fixed prices. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at December 31, 2007, the remaining commitments under these capital leases, including the purchase obligations, approximated $236.8 million, including imputed interest of $23.4 million, repayable as follows:

Year	Commitment
2008	$135.9 million
2009	$8.5 million
2010	$8.4 million
2011	$84.0 million
RasGas II LNG Carriers. As at December 31, 2007, the Company was a party, as lessee, to 30-year capital lease arrangements for the three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG carrier capital leases include the Company’s joint venture partner’s 30% share.
Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Payments under the lease arrangements are based on tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. However, the Company may terminate the lease arrangements at any time. If the lease arrangements terminate, the Company would be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. The Company’s interest rate risk associated with these leases has been hedged with interest rate swap agreements (see Note 15). As at December 31, 2007, the commitments under these capital leases approximated $1,097.1 million, including imputed interest of $628.2 million, repayable as follows:

Year	Commitment
2008	$24.0 million
2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
Thereafter	$977.1 million
Spanish-Flagged LNG Carriers. As at December 31, 2007, the Company was a party, as lessee, to a capital lease on one Spanish-flagged LNG carrier, which is structured as a “Spanish tax lease.” Under the terms of the Spanish tax lease, the Company will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the implicit interest rate was 5.8%. As at December 31, 2007, the commitments under this capital lease, including the purchase obligation, approximated 141.7 million Euros ($206.9 million), including imputed interest of 21.9 million Euros ($31.9 million), repayable as follows:

Year	Commitment
2008	24.4 million Euros ($35.6 million)
2009	25.6 million Euros ($37.4 million)
2010	26.9 million Euros ($39.3 million)
2011	64.8 million Euros ($94.6 million)
FPSO Units. As at December 31, 2007, the Company was a party, as lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, the Company has legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed the Company’s liability for making the remaining periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.
The Defeased Rental Payments for the Petrojarl Foinaven are based on assumed Sterling LIBOR of 8% per annum. If actual interest rates are greater than 8% per annum, the Company receives rental rebates; if actual interest rates are less than 8% per annum, the Company is required to pay rentals in excess of the Defeased Rental Payments. Because interest rates currently are below 8% per annum, the Company has recorded a liability equal to the fair value of the future additional required rental payments, which will be amortized into earnings using the effective interest rate method. As at December 31, 2007, the unamortized liability was $14.0 million (2006 — $19.0 million).
As is typical for these types of leasing arrangements, the Company has indemnified the lessors for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for fluctuations in actual interest rates from those assumed in the leases.
Restricted Cash
Under the terms of the capital leases for the four LNG carriers described above, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and, for one vessel, a loan from the Company’s joint venture partner (see Note 8). The interest rates earned on the deposits approximate the interest rate implicit in the applicable leases.
As at December 31, 2007 and December 31, 2006, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $492.2 million and $481.9 million, respectively. As at December 31, 2007 and December 31, 2006, the weighted-average interest rate earned on the deposits was 5.3% and 5.4%.
As at December 31, 2007 and December 31, 2006, the amount of restricted cash on deposit for the Spanish-flagged LNG carrier was 122.8 million Euros ($179.2 million) and 139.0 million Euros ($183.5 million), respectively. As at December 31, 2007 and December 31, 2006, the weighted-average interest rate earned on these deposits was 5.0%.
The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which cash totaled $14.8 million and $14.5 million as at December 31, 2007 and December 31, 2006, respectively.
11.	Fair Value of Financial Instruments and Credit Risk Concentration
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents - The fair value of the Company’s cash and cash equivalents approximate their carrying amounts reported in the accompanying Consolidated Balance Sheet.
Marketable securities – The fair value of the Company’s marketable securities have been determined using the closing price on the date of determination for those securities.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Long-term debt – The fair value of the Company’s fixed-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.
Derivative instruments – The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, bunker fuel prices, spot market rates for vessels, and the current credit worthiness of the swap counterparties.
The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	$	$	$	$

Cash and cash equivalents, marketable securities, and restricted cash	1,175,360	1,175,360	1,057,023	1,057,023
Long-term debt	(4,902,990)	(4,886,076)	(3,161,546)	(3,166,344)
Derivative instruments (note 15)
Interest rate swap agreements	(104,813)	(104,813)	16,144	16,144
Interest rate swaptions	(2,480)	(2,480)	(1,252)	(1,252)
Foreign currency contracts	35,038	35,038	8,065	8,065
Bunker fuel swap contracts	32	32	(840)	(840)
Freight forward agreements	(233)	(233)	268	268
12.	Capital Stock
The authorized capital stock of Teekay at December 31, 2007 and 2006 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During 2007, the Company issued 1.4 million shares upon exercise of stock options, and repurchased 1.5 million shares for a total cost of $80.4 million. As at December 31, 2007, Teekay had 95,327,329 shares of Common Stock (2006 — 93,875,423) and no shares of Preferred Stock issued. As at December 31, 2007, Teekay had 72,772,529 shares of Common Stock outstanding (2006 – 72,831,923).
Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock shall be entitled to share equally in any dividends that the board of directors may declare from time to time out of funds legally available for dividends.
During 2005 and June 2006, Teekay announced that its Board of Directors had authorized the repurchase of up to $655 million and $150 million, respectively, of shares of its Common Stock in the open market. As at December 31, 2007, Teekay had repurchased 18,431,400 shares of Common Stock subsequent to such authorizations at an average price of $42.56 per share, for a total cost of $784.5 million. The total remaining share repurchase authorization at December 31, 2007 was approximately $20.5 million.
As at December 31, 2007, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 6,435,911 shares of Common Stock (2006 – 7,872,661) for issuance upon exercise of options or equity awards granted or to be granted. During the years ended December 31, 2007, 2006 and 2005, the Company granted options under the Plans to acquire up to 836,100, 1,045,200, and 620,700 shares of Common Stock, respectively, to certain eligible officers, employees and directors of the Company. The options under the Plans have a ten-year terms and vest equally over three years from the grant date. All outstanding options expire between June 13, 2008 and May 5, 2017, ten years after the date of each respective grant.
A summary of the Company’s stock option activity and related information for the year ended December 31, 2007, is as follows:

	December 31, 2007
	Options	Weighted-Average
	(000’s)	Exercise Price
	#	$

Outstanding-beginning of year	4,405	28.78
Granted	836	51.44
Exercised	(1,437)	24.01
Forfeited	(139)	39.18

Outstanding-end of year	3,665	35.42

Exercisable — end of year	2,014	26.84

Vested and expected to vest – end of year	3,465	34.87

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
As of December 31, 2007, there was $12.7 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation is expected to be $7.7 million (2008), $4.3 million (2009) and $0.7 million (2010). During the years ended December 31, 2007 and 2006, the Company recognized $9.7 million and $9.3 million, respectively, of compensation cost relating to stock options granted under the Plans. The intrinsic value of options exercised during 2007 was $42.9 million (2006 — $16.1 million; 2005 - $30.3 million).
As at December 31, 2007, the intrinsic value of the outstanding stock options, exercisable stock options and options vested and expected to vest was $65.2 million, $53.1 million and $63.6 million, respectively. As at December 31, 2007, the weighted-average remaining life of options vested and expected to vest was 6.6 years.
Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2007 are as follows:

	Outstanding Options			Exercisable Options
		Weighted-	Weighted-		Weighted-	Weighted-
	Options	Average	Average	Options	Average	Average
Range of Exercise	(000’s)	Remaining Life	Exercise Price	(000’s)	Remaining Life	Exercise Price
Prices	#	(years)	$	#	(years)	$
$8.44 – $9.99	43	1.4	8.44	43	1.4	8.44
$10.00 – $14.99	202	1.9	11.99	202	1.9	11.99
$15.00 – $19.99	677	4.8	19.57	677	4.8	19.57
$20.00 – $24.99	234	3.3	20.56	234	3.3	20.56
$30.00 – $34.99	400	6.2	33.63	400	6.2	33.63
$35.00 – $39.99	875	8.2	38.94	210	8.2	38.94
$40.00 – $44.99	2	7.4	42.33	1	7.4	42.33
$45.00 – $49.99	430	7.2	46.80	247	7.2	46.80
$50.00 – $54.99	799	9.2	51.40	—	—	—
$60.00 – $64.99	3	9.4	60.96	—	—	—

	3,665	6.7	35.42	2,014	5.2	26.84

The weighted-average grant-date fair value of options granted during 2007 was $13.72 per option (2006 — $11.30, 2005 — $15.49). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 28% in 2007, 31% in 2006 and 35% in 2005; expected life of five years; dividend yield of 2.0% in 2007, 2.0% in 2006 and 1.5% in 2005; and risk-free interest rate of 4.5% in 2007, 4.8% in 2006, and 4.1% in 2005.
The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.
As at December 31, 2007, the Company had no restricted stock units outstanding. During 2007, 383,005 restricted stock units with a market value of $20.8 million vested and that amount was paid to grantees in cash. During the year ended December 31, 2007, the Company recorded an expense of $7.6 million ($8.9 million – 2006) related to the restricted stock units.
During 2007, the Company granted 19,040 (2006 – 20,090 and 2005 – 13,640) shares of restricted stock awards with a fair value of $1.0 million, based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted and are subject to potential forfeiture. If at any point in time during the three-year period after the date of grant a recipient of these shares ceases to be a director of the Company, then the shares of restricted stock that remain subject to forfeiture must be returned to the Company. These shares of restricted stock are released from this forfeiture provision equally over three years.
13.	Related Party Transactions
As at December 31, 2007 Resolute Investments, Ltd. (or Resolute) owned 41.8% (December 31, 2006 – 44.8% and December 31, 2005 – 45.7%) of the Company’s outstanding Common Stock. One of the Company’s directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of the Company’s directors, Axel Karlshoej, is among the directors of Path Spirit Limited, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity.
14.	Restructuring Charge and Other Loss

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2006	December 31, 2005
	$	$	$
Equity (loss) income from joint ventures	(12,404)	5,940	11,141
Gain on sale of marketable securities	9,577	1,422	—
Loss on bond repurchase	(947)	(375)	(13,255)
Loss from settlement of interest rate swaps	—	—	(7,820)
Writeoff of capitalized debt issuance costs	—	(2,790)	(7,462)
Income tax recovery (expense)	5,509	(7,869)	2,340
Loss on expiry of options to construct LNG carriers	—	(6,102)	—
Volatile organic compound emission plant lease income	10,960	11,445	10,484
Miscellaneous income (expense)	7,821	(34)	(1,001)

Other – net	20,516	1,637	(5,573)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
During the year ended December 31, 2006, the Company incurred $8.9 million of restructuring costs to complete the relocation of certain operational functions that commenced in 2005. During the year ended December 31, 2005, the Company incurred $2.9 million of restructuring costs primarily relating to the relocation of certain operational functions and the closure of the Company’s office in Sandefjord, Norway. The Company did not incur any significant additional restructuring costs in 2007.
15.	Derivative Instruments and Hedging Activities
a) Hedges
With the exception of certain freight forward agreements discussed in note 15(b) below, the Company uses derivatives only for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels and bunker fuel prices.
The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. These foreign exchange forward contracts are designated as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive loss, until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive loss is released to earnings and is recorded within operating expenses, based on the nature of the expense being hedged.
As at December 31, 2007, the Company was committed to the following foreign exchange contracts for the forward purchase of foreign currency:

	Contract amount
	in foreign	Average	Expected maturity
	currency	forward rate	2008	2009	2010
	(millions)		(in millions of U.S. Dollars)
Norwegian Kroner:	2,116.4	5.94	$276.6	$74.6	$5.0
Euro:	20.3	0.71	$24.3	$4.1	—
Canadian Dollar:	74.8	1.03	$57.8	$14.7	—
British Pounds:	36.8	0.51	$52.3	$17.6	$1.9
Australian Dollar:	5.0	1.25	$4.0	—	—
Singapore Dollar:	14.0	1.44	$9.7	—	—
In addition, certain of the Company’s forward contracts obligate the Company to enter into forward purchase contracts for approximately Norwegian Kroner 90.0 million at a rate of 6.34 Norwegian Kroner per U.S. Dollar at the discretion of the counterparty during 2008.
The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating rate debt. In addition, the company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to hedge the variability of interest income on its restricted cash deposits. The Company’s interest rate swaps are designated as cash flow hedges and mature over various periods through 2037. The net gains or losses on the swaps have been reported in a separate component of accumulated other comprehensive loss, in the accompanying consolidated balance sheets and statements of changes in stockholders’ equity to the extent the hedges are effective. The amount recorded in accumulated other comprehensive loss will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.
As at December 31, 2007, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

			Fair Value /	Weighted-
			Carrying	Average
		Principal	Amount of	Remaining	Fixed
	Interest Rate	Amount	Liability	Term	Interest Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	508,557	8,769	29.1	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	2,920,126	(101,767)	8.0	5.0
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	1,059,536	(30,094)	16.9	5.3
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	481,469	(15,315)	29.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4) (5)	EURIBOR	443,992	33,594	16.5	3.8

(1)	Excludes the margins the Company pays on its variable-rate debt, which at of December 31, 2007 ranged from 0.3% to 1.00%

(2)	Principal amount reduces quarterly.

(3)	Inception dates of swaps are 2008 ($151.0 million), 2009 ($408.5 million), 2010 ($300.0 million) and 2011 ($200.0 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($102.3 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 304.3 million Euro.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
During May 2006, the Company sold two swaptions for $2.4 million. The Company has not applied hedge accounting to these instruments and they have been recorded at fair value. These options, if exercised, will obligate the Company to enter into interest rate swap agreements whereby certain of the Company’s floating-rate debt will be swapped with fixed-rate obligations. The terms of these swaptions are as follows:

Interest	Principal
Rate	Amount(1)		Remaining Term	Fixed Interest Rate
Index	$	Start date	(years)	(%)
LIBOR	150,000	August 31, 2009	12.0	4.3
LIBOR	117,188	February 15, 2008	11.3	4.0

(1)	Principal amount reduces $5.0 million semi-annually ($150.0 million) and $2.6 million quarterly ($117.2 million).
In order to reduce variability in revenues from fluctuations in certain spot market rates, the Company has entered into forward freight agreements (FFAs) and synthetic time-charters (STCs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus hedging a portion of the Company’s exposure to the spot market rates. STCs are a means of achieving the equivalent of a time-charter for a vessel that trades in the spot market by taking the short position in a long-term FFA. As at December 31, 2007, the Company had six STCs which were equivalent to 3.5 Suezmax vessels. As at December 31, 2007, the FFAs, which include STCs, had an aggregate notional value of $78.3 million, which is an aggregate of both long and short positions, and a net fair value of ($0.5) million. The FFAs, which include STCs, expire between January 2008 and September 2009. The Company has designated these contracts, except three STCs, as cash flow hedges. Net gains and losses from FFAs and STCs are recorded within revenues in the consolidated statements of income.
The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at December 31, 2007, the Company was committed to contracts totalling 1,200 metric tonnes with a weighted-average price of $451.3 per tonne and a fair value of ($0.03) million. The fuel swap contracts expire in January 2008.
The Company is exposed to credit loss in the event of non-performance by the counterparties to the foreign exchange forward contracts, interest rate swap agreements, FFAs and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counterparties.
Changes in the fair value of derivatives in economic hedges are recognized in earnings. To the extent the cash flow hedges are effective, changes in the fair value of the Company’s derivatives in cash flow hedges are recognized in other comprehensive income. The ineffective portion of these derivative instruments is presented as interest expense and foreign exchange gain (loss). During the year ended December 31, 2007, the Company recognized a net gain of $0.6 million (2006 — $0.2 million gain, 2005 — $1.4 million loss), relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts.
As at December 31, 2007, the Company estimated, based on then current foreign exchange rates, interest rates and spot market rates for vessels, that it would reclassify approximately $1.6 million of net loss on derivative instruments from accumulated other comprehensive loss to earnings during the next 12 months due to actual voyage, vessel operating, drydocking and general and administrative expenditures and the payment of interest expense associated with the floating-rate debt.
b) Other Derivatives
The Company uses FFAs in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within strictly defined limits. Historically, the Company has used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decrease this exposure. The Company believes that it can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at December 31, 2007, the Company was committed to non-hedge-related FFAs totaling 7.0 million metric tonnes with a notional principal amount of $69.9 million and a fair value of $0.3 million. These FFAs expire between January 2008 and December 2008.
16.	Commitments and Contingencies
a) Vessels Under Construction
As at December 31, 2007, the Company was committed to the construction of two Aframax tankers, ten Suezmax tankers, three LPG carriers, one product tanker and four shuttle tankers scheduled for delivery between January 2008 and July 2011, at a total cost of approximately $1.4 billion, excluding capitalized interest. As at December 31, 2007, payments made towards these commitments totaled $309.8 million, excluding $29.4 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $959.0 million of the unpaid cost of these vessels. The Company intends to finance the remaining amount of $138.4 million through incremental debt or surplus cash balances, or a combination thereof. As at December 31, 2007, the remaining payments required to be made under these newbuilding contracts were $415.6 million (2008), $287.8 million (2009), $230.8 million (2010) and $163.2 million (2011).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
As at December 31, 2007, the Company was committed to the construction of two LNG carriers scheduled for delivery in November 2008 and January 2009. The Company has entered into these transactions with a joint venture partner who has taken a 30% interest in the vessels and related long-term, fixed-rate time-charter contracts. All amounts below include the joint venture partner’s 30% share. The total cost of these LNG carriers is approximately $376.9 million, excluding capitalized interest. As at December 31, 2007, payments made towards these commitments totaled $229.6 million, excluding $15.9 million of capitalized interest and other miscellaneous construction costs and long-term financing arrangements existed for the remaining $147.3 million unpaid cost of these LNG carriers. As at December 31, 2007, the remaining payments required to be made under these contracts were $111.2 million (2008) and $36.1 million (2009). Upon delivery, these two LNG carriers will be subject to 20-year, fixed-rate time-charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire the Company’s ownership interest in these two vessels and related charter contracts upon delivery of the first LNG carrier.
b) Vessel Purchases
In June 2007, the Company exercised its option to purchase a 2001-built shuttle tanker, which is currently part of the Company’s in-chartered shuttle tanker fleet. As of December 31, 2007, the Company was committed to acquiring this vessel for $41.7 million. The vessel will be acquired in March 2008 and the Company will finance the purchase with one of the Company’s revolvers.
c) Joint Ventures
In August 2005, the Company announced that it had been awarded long-term fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options to extend up to an additional 10 years), scheduled to commence in the first half of 2008. The Company has entered into these transactions with its joint venture partner, Qatar Petroleum, which has taken a 60% interest in the vessels and time-charters. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000-cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which the Company’s 40% portion is $400.7 million), excluding capitalized interest. As at December 31, 2007, payments made towards these commitments by the joint venture company totaled $801.3 million (of which the Company’s 40% contribution was $320.5 million), excluding capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all of the remaining $200.3 million unpaid cost of these LNG carriers (including the joint venture partners’ 60% share). These remaining payments are due in 2008. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire the Company’s ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier.
The Company has a 33% interest in a consortium that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and ENI SpA. Final award of the charter was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the consortium, respectively. In connection with this award, the consortium has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $921.4 million (of which the Company’s 33% portion is $304.1 million), excluding capitalized interest. As at December 31, 2007, payments made towards these commitments by the joint venture company totaled $106.0 million (of which the Company’s 33% contribution was $35.0 million), excluding capitalized interest and other miscellaneous construction costs. As at December 31, 2007, the remaining payments required to be made under these contracts were $90.6 million (2009), $113.2 million (2010), $475.6 million (2011) and $135.9 million (2012). In accordance with existing agreements, the Company is required to offer to Teekay LNG its 33% interest in these vessels and related charter contracts, no later than 180 days before the scheduled delivery dates of the vessels.
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
In 2008, if the VIP’s award pool has a cumulative positive balance based on the Economic Profit contributions for the preceding three years, an interim distribution may be made to certain participants in an amount not greater than half of their share of the award pool from Economic Profit contributions and to certain participants up to 100% of their share of the award pool from Economic Profit contributions. In 2011, the balance of the VIP award pool will be distributed to the participants. An interim distribution from the award pool with a value of $13.3 million will be paid in March 2008 in restricted stock units, with vesting of the interim distribution in three equal amounts on November 2008, November 2009 and November 2010. At least fifty percent of any distribution from the balance of the VIP award pool in 2011 must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.
The Economic Profit contributions to the award pool each quarter are accrued when incurred. The estimated MVA contributions are accrued on a straight-line basis from the date of the VIP approval, which was March 9, 2005, until December 31, 2010. Any subsequent increases or decreases to the MVA contribution are accrued on a straight-line basis until December 31, 2010. During the year ended December 31, 2007, the Company accrued $6.2 million ($9.4 million – 2006 and $21.5 million — 2005) of VIP contributions, which are included in general and administrative expense.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
e) Other
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
17.	Supplemental Cash Flow Information
a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2006	December 31, 2005
	$	$	$

Accounts receivable	(44,837)	(15,417)	58,357
Prepaid expenses and other assets	(28,655)	(21,909)	(23,052)
Accounts payable	18,588	19,262	(17,690)
Accrued and other liabilities	7,390	68,424	(26,259)

	(47,514)	50,360	(8,644)

b)
During 2007, the Company took delivery of two LNG carriers (2006 – one), which commenced operations under capital leases. The present value of the minimum lease payments for these vessels was $310.5 million. These transactions were treated as non-cash transactions in the Company’s consolidated statement of cash flows.

c)	Cash interest paid during the years ended December 31, 2007, 2006 and 2005 totaled $303.5 million, $181.6 million and $148.9 million, respectively.
18.	Vessel Sales and Write-downs on Vessels and Equipment
a) Vessel Sales
During April 2007, the Company sold two Aframax tankers from its spot tanker segment and chartered them back under bareboat charters for a period of five years. The Company realized a gain of $26.6 million, which has been deferred and will be amortized over the terms of the bareboat charters.
During May 2007, the Company sold a 1987-built shuttle tanker and certain equipment, resulting in a gain of $11.6 million. The vessel, which was a part of the offshore segment, is presented on the December 31, 2006 balance sheet as vessel held for sale.
During July 2007, the Company sold two Aframax tankers. One of the vessels operates in the Company’s spot tanker segment and the second operates in the Company’s fixed-rate tanker segment. The vessels have been chartered back through bareboat charters for a period of four years. The Company realized a gain of $33.1 million, which is deferred and being amortized over the term of the bareboat charters.
Prior to December 31, 2007, the Company offered for sale three Handysize product tankers, from its spot tanker segment, up for sale. During March 2008, the Company entered into an agreement to sell two of the three vessels in March/April 2008. These vessels are presented on the December 31, 2007 balance sheet as vessels held for sale. During March 2008, the Company also entered into an agreement to sell the third vessel upon the expiration of its current time charter, which is currently expected to be during September 2008.
During 2006, the Company sold a 1981-built, 50.5%-owned shuttle tanker and recorded a gain of $6.4 million and a minority interest expense of $3.2 million relating to the sale. In addition, the Company sold shipbuilding contracts for three LNG carriers to SeaSpirit and was reimbursed for previously paid shipyard installments and other construction costs in the amount of $313.0 million (see Note 10).
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
b) Equipment Write-downs
The years ended December 31, 2006 and 2005 include $2.2 million and $12.3 million, respectively, of write-downs of certain offshore equipment due to a lower estimated net realizable value arising from the early termination of a contract in June 2005. In addition, during the year ended December 31, 2006, the Company recorded a write-down of $5.5 million on a volatile organic compound (or VOC) plant on one of the Company’s shuttle tankers that was redeployed from the North Sea to Brazil. During 2007 the VOC plant was removed and re-installed on another shuttle tanker in the Company’s fleet.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
19. Earnings Per Share

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2006	December 31, 2005
	$	$	$

Net income available for common stockholders	181,251	262,244	570,900

Weighted-average number of common shares	73,382,197	73,180,193	78,201,996
Dilutive effect of employee stock options and restricted stock awards	1,317,879	1,589,914	2,110,373
Dilutive effect of Equity Units	35,280	358,617	3,235,317

Common stock and common stock equivalents	74,735,356	75,128,724	83,547,686

Earnings per common share:
- Basic	2.47	3.58	7.30
- Diluted	2.43	3.49	6.83
For the years ended December 31, 2007, 2006 and 2005, the anti-dilutive effect of 1.0 million, 1.1 million and 0.6 million shares attributable to outstanding stock options and the Equity Units were excluded from the calculation of diluted earnings per share.
20.	Valuation and Qualifying Accounts

	Balance at	Balance at
	beginning of year	end of year
	$	$
Allowance for bad debts:
Year ended December 31, 2006	1,706	1,765
Year ended December 31, 2007	1,765	1,256

Restructuring cost accrual:
Year ended December 31, 2006:	1,171	2,147
Year ended December 31, 2007:	2,147	—
21.	Subsequent Events
In January 2008, the Company entered into a multi-vessel transaction with ConocoPhillips, in which it acquired ConocoPhillips’ rights in six double-hull Aframax tankers. The total cost of the transaction is $83.8 million. Of the six Aframax tankers acquired, two are owned and four are bareboat chartered-in from third parties for periods ranging from five to ten years. Two of the Aframax tankers have been chartered back to ConocoPhillips for a period of five years.

EXHIBIT INDEX
1.1	Amended and Restated Articles of Incorporation of Teekay Corporation.

1.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation.

4.15	Agreement, dated November 28, 2007 for a U.S. $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks.

8.1	List of Significant Subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.

13.1	Teekay Corporation Certification of Bjorn Moller, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of Ernst & Young LLP, as independent registered public accounting firm.