Form 20-F/A
period 2007-12-31
TEEKAY CORP
filed 2009-04-07
CIK 911971

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
Yes ☐ No ☑

EXPLANATORY NOTE
Teekay Corporation (generally referred to herein as the Company, we, our or us) is filing this Annual Report on Form 20-F/A for the year ended December 31, 2007 (Amendment or 2007 Form 20-F/A Report) to amend our Annual Report on Form 20-F for the year ended December 31, 2007 (Original Filing) that was filed with the Securities and Exchange Commission (SEC) on April 11, 2008.
a.	Derivative Instruments and Hedging Activities
In August 2008, we commenced a review of our application of Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Although we believe that our applicable derivative transactions were consistent with our risk management policies and that our overall risk management policy continues to be sound, based on our review we concluded that certain of our derivative instruments did not qualify for hedge accounting treatment under SFAS No. 133 for the years ended December 31, 2003 through 2007. Certain of our hedge documentation, in respect of our assessment of effectiveness and measurement of ineffectiveness of our derivative instruments for accounting purposes, was not in accordance with the technical requirements of SFAS No. 133.
Accordingly, although we believe each of these derivative instruments were and continue to be effective economic hedges, for accounting purposes we should have reflected changes in fair value of these derivative instruments as increases or decreases to our net income on our consolidated statements of income, instead of being reflected as increases or decreases to accumulated other comprehensive income (loss), a component of stockholders’ equity on our consolidated balance sheets and statements of changes in stockholders’ equity.
The change in accounting for these transactions does not affect the economics of the derivative transactions or our cash flows or liquidity.
b.	Non-Routine, Complex Financial Structures and Arrangements, and Other
Subsequent to the release of our preliminary second quarter financial results, we reviewed and revised our financial statement presentation of debt and interest rate swap agreements related to our joint venture interests in the RasGas II and RasGas 3 LNG carriers. As a result, certain of our assets and liabilities have been grossed up for accounting presentation purposes. These adjustments, which do not affect our net income, cash flow, liquidity, cash distributions or stockholder’s’ equity in any period, are described below.
•
In January 2006, we entered into a sale and 30-year leaseback arrangement pertaining to shipbuilding contracts for our 70 percent interest in the three RasGas II LNG carriers. We have since determined that we should have recorded the accumulated construction cost of these vessels for accounting purposes in accordance with Emerging Issues Task Force Issue 97-10, as we retained certain construction period risks subsequent to the RasGas II sale-leaseback transaction. This adjustment does not impact the accounting treatment for these vessels in any period subsequent to their delivery in the first quarter of 2007. We have now restated our consolidated balance sheet as at December 31, 2006 to record the accumulated cost of approximately $295 million for these vessels under construction, and related capital lease obligations.

•
Through a wholly owned subsidiary, we own a 40 percent interest in the four RasGas 3 LNG carriers. The joint venture partner, a wholly-owned subsidiary of Qatar Gas Transport Company, owns the remaining 60 percent interest. Both wholly-owned subsidiaries are joint and several co-borrowers with respect to the RasGas 3 term loan and related interest rate swap agreements. Previously, we recorded 40 percent of the RasGas 3 term loan and interest rate swap obligations in our financial statements. We have now made adjustments to our balance sheet to reflect 100 percent of the RasGas 3 term loan (2007 — $360.6 million; 2006 — $90.7 million) and interest rate swap obligations (2007 — $9.6 million; 2006 — $(0.4) million), as well as offsetting increases in assets, for the fourth quarter of 2006 through the fourth quarter of 2007. We have also made adjustments to our statement of income to reflect 100 percent of the interest expense (2007 — $17.1 million; 2006 — $1.3 million) on the RasGas 3 term loan with an offsetting amount to interest income from our advances to the joint venture. These adjustments do not result in any increase to our net exposure in this joint venture.

In 2005, we adopted a long-term share-based incentive plan (the Vision Incentive Plan or VIP) for senior management. During 2005, we recognized the VIP expense when incurred instead of over the vesting period. Upon transition to SFAS 123R on January 1, 2006, we were required to account for the VIP based on the fair value of the award as the VIP has a share-based component in determining the amount of the ultimate grant. However, we continued to calculate compensation expense for the VIP under the methodology we had followed in 2005, as we did not identify the VIP as within the scope of SFAS 123R. We have now made adjustments to our statements of income to increase (decrease) general and administrative expenses during 2007 — $3.5 million; 2006 — $6.0 million; 2005 — ($14.0) million and to our balance sheets to decrease other long-term liabilities (2007 — $8.1 million; 2006 — $8.0 million; 2005 — $14.0 million) and increase accrued liabilities (2007 — $3.6 million; 2006 — nil; 2005 — nil). These accounting adjustments associated with the VIP do not impact amounts paid out under the plan.
We have also restated certain other items primarily relating to amounts attributable to minority interests and measurement of the fair value of certain derivative instruments.
As a result of the conclusions described above, we are restating in this 2007 Form 20-F/A Report our historical balance sheets as of December 31, 2007 and 2006, our statements of income, cash flows and changes in stockholders’ equity for the years ended 2007, 2006 and 2005 and selected financial data as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.

The following table sets forth a reconciliation of previously reported and restated net income and retained earnings as of the date and for the fiscal years shown (in thousands of US dollars):

	Net Income					Retained Earnings
	2007	2006	2005	2004	2003	December 31, 2002
As Previously Reported	181,251	262,244	570,900	757,440	177,364	954,005
Derivative instruments, net of minority interest	(108,733)	47,767	(18,259)	(65,709)	9,029	387
Non-routine, complex financial structures and arrangements, and other	(8,975)	(7,187)	13,975	—	—	—

As Restated	63,543	302,824	566,616	691,731	186,393	954,392

Note 21 of the notes to the consolidated financial statements included in this 2007 Form 20-F/A Report reflects the changes to our consolidated financial statements as a result of our restatement and provides additional information about the restatement.
Management also has determined that control deficiencies relating to the preparation of hedge documentation and to the accounting for non-routine, complex financial structures and arrangements, which gave rise in part to this restatement, constituted material weaknesses in our internal control over financial reporting. We believe, as of the date of this filing, that we have fully remediated these material weaknesses in our internal control over financial reporting. Please read Item 15. “Controls and Procedures” for additional discussion.
For the convenience of the reader, this 2007 Form 20-F/A Report sets forth the Original Filing in its entirety, although we are only restating portions of Items 3, 5, 11, 15, 18 and 19 affected by the corrected financial information. This 2007 Form 20-F/A Report includes currently-dated certifications from the Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as well as the currently dated consent of our independent registered public accounting firm. The changes we have made are a result of and reflect the restatement described herein; no other information in the Original Filing has been updated.
Except for the amended or restated information described above, this 2007 Form 20-F/A Report continues to speak as of the date of the Original Filing. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with or furnished to the SEC subsequent to the date of the Original Filing.
Because this 2007 Form 20-F/A Report restates all of the pertinent financial data for the affected periods, we do not intend to amend our previously-filed Annual Reports on Form 20-F or previously furnished Reports on Form 6-K for periods ended prior to December 31, 2007. As a result, the reader should not rely on the prior filings, but should rely upon the restated financial statements, reports of our independent registered public accounting firm and related financial information for affected periods contained in this 2007 Form 20-F/A Report.

TEEKAY CORPORATION
INDEX TO REPORT ON FORM 20-F/A

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
In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:
•	our growth prospects and strategic position;
•	expected increases in compensation costs;
•	tanker market fundamentals, including the balance of supply and demand in the tanker market, spot tanker charter rates, OPEC and non-OPEC oil production;
•	expected demand in the offshore oil production sector and the demand for vessels;
•	our expected benefits of the OMI acquisition;
•	the sufficiency of our working capital for short-term liquidity requirements;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	the appropriateness of our liability insurance;
•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contacts;
•	future cash flow from vessel operations;
•	the adequacy of restricted cash deposits to fund capital lease obligations;
•	our ability to capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing forward freight agreements;
•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;
•	growth prospects of the LNG shipping sector and including increased competition;
•	our ability to utilize the recently acquired LNG vessels in a new service offering after the expiry of the current time-charter in April 2009;
•	the expected impact of International Maritime Organization and other regulations, as well as our expected compliance with such regulations and the cost thereof;
•	the expected lifespans of our vessels;
•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;
•	the growth of the global economy and global oil demand;
•	our exemption to tax on our U.S. source international transportation income;
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

Item 1. Identity of Directors, Senior Management and Advisors
The information included in Item 1 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Not applicable.
Item 2. Offer Statistics and Expected Timetable
The information included in Item 2 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Not applicable.
Item 3. Key Information
Selected Financial Data (restated)
Set forth below is selected consolidated financial and other data of Teekay Corporation together with its subsidiaries (sometimes referred to as “Teekay,” the “Company,” “we” or “us”), for fiscal years 2007, 2006, 2005, 2004 and 2003, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Report of Independent Registered Public Accounting Firm therein with respect to fiscal years 2007, 2006 and 2005 (which are included herein) and “Item 5. Operating and Financial Review and Prospects.” The information presented in the following tables and related footnotes have been adjusted to reflect the restatement of our financial results which is described in the Explanatory Note above. A reconciliation of our previously reported consolidated financial statements to our restated consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 is included in Note 21 of the notes to our consolidated financial statements. A reconciliation of our previously reported consolidated financial information to our restated consolidated financial information as at December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 follows the table.
Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Restated
	2007	2006	2005	2004	2003
	(in thousands, except share and per common share data and ratios)
Income Statement Data:
Revenues(1)	2,395,507	2,013,737	1,957,732	2,217,139	1,574,917
Total operating expenses (2)	(1,985,382)	(1,586,217)	(1,326,801)	(1,402,534)	(1,262,308)
Income from vessel operations	410,125	427,520	630,931	814,605	312,609
Interest expense(1)	(422,433)	(100,089)	(142,048)	(180,778)	(90,533)
Interest income (1)	110,201	31,714	33,943	18,528	3,921
Foreign exchange (loss) gain	(39,912)	(50,416)	61,635	(43,508)	(4,937)
Minority interest expense	(8,903)	(6,759)	(13,475)	(2,268)	(3,339)
Other — net	14,465	854	(4,370)	85,152	(31,328)
Net income	63,543	302,824	566,616	691,731	186,393

Per Common Share Data:
Net income — basic (3)	$0.87	$4.14	$7.25	$8.35	$2.33
Net income — diluted (3)	0.85	4.03	6.78	7.88	2.29
Cash dividends declared (3)	0.9875	0.8600	0.6200	0.5125	0.4475

Balance Sheet Data (at end of year):
Cash and cash equivalents	$442,673	$343,914	$236,984	$427,037	$387,795
Restricted cash	686,196	679,992	311,084	448,812	2,672
Vessels and equipment	6,846,875	5,603,316	3,721,674	3,531,287	2,574,860
Total assets	10,422,189	8,110,329	5,287,030	5,503,740	3,588,044
Total debt (including capital lease obligations)	6,120,864	4,106,062	2,432,978	2,744,545	1,636,758
Capital stock and paid in capital	628,786	596,712	471,784	534,938	492,653
Total stockholders’ equity	2,655,954	2,519,147	2,238,818	2,237,358	1,651,827
Number of outstanding shares of common stock (3)	72,772,529	72,831,923	71,375,593	82,951,275	81,222,350

Other Financial Data:
Net revenues (4)	$1,868,199	$1,490,780	$1,538,661	$1,784,462	$1,180,537
Net operating cash flow	255,018	520,785	594,949	814,704	455,575
Total debt to total capitalization (5) (6)	65.7%	57.9%	49.1%	54.9%	49.5%
Net debt to total net capitalization (6) (7)	60.9%	50.8%	42.7%	45.3%	44.6%
Capital expenditures:
Vessel and equipment purchases, gross (8)	$910,304	$442,470	$555,142	$548,587	$372,433

(1)	Unrealized gains (losses) on derivative instruments were as follows:

	2007	2006	2005	2004	2003
	(in thousands)
Revenues	$806	$(409)	$3,212	$(3,558)	$—
Total operating expenses	20,044	12,321	(18,093)	(4,201)	20,413
Interest expense	(134,154)	71,135	(18,322)	(61,177)	(9,953)
Interest income	10,924	(25,822)	—	—	—

	(102,380)	57,225	(33,203)	(68,936)	10,460

(2)	Total operating expenses include the following:

	2007	2006	2005	2004	2003
	(in thousands)
Gain / (writedown) on sale of vessels and equipment	$16,531	$1,341	$139,184	$79,254	$(90,389)
Unrealized gains (losses) on derivative instruments	20,044	12,321	(18,093)	(4,201)	20,413
Restructuring charges	—	(8,929)	(2,882)	(1,002)	(6,383)

	36,575	4,733	118,209	74,051	(76,359)

(3)
On May 17, 2004, we effected a two-for-one stock split relating to our common stock. All relevant per share data and number of outstanding shares of common stock give effect to this stock split retroactively.

(4)
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

	Restated - Note 21
	2007	2006	2005	2004	2003
	(in thousands)
Revenues	$2,395,507	$2,013,737	$1,957,732	$2,217,139	$1,574,917
Voyage expenses	(527,308)	(522,957)	(419,071)	(432,677)	(394,380)

Net revenues	1,868,199	1,490,780	1,538,661	1,784,462	1,180,537

(5)	Total capitalization represents total debt, minority interest and total stockholders’ equity.

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

(7)
Net debt represents total debt less cash, cash equivalents, restricted cash and short-term marketable securities. Total net capitalization represents net debt, minority interest and total stockholders’ equity.

(8)
Excludes vessels purchased in connection with our acquisitions of Navion AS in 2003, Teekay Shipping Spain S.L. (or Teekay Spain) in 2004, Teekay Petrojarl ASA (or Petrojarl) in 2006, and 50% of OMI Corporation (or OMI) in 2007. Please read “Item 5 — Operating and Financial Review and Prospects.” The expenditures for vessels and equipment exclude non-cash investing activities — Please Read “Item 18 — Financial Statements: Note 17 Supplemental Cash Flow Information.”

(9)
A reconciliation of our previously reported consolidated financial information to our restated consolidated financial information as at December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 is contained in the following table. Only those line items in the selected financial data table that are from our consolidated financial information and were affected by the restatement, are contained below. The balance sheet data as at December 31, 2004 and 2003, was not affected by the restatement and is therefore not contained below.

		Adjustments
			Non-Routine
			Complex
			Financial
			Structures and
	As	Derivative	Arrangements,	As
	Reported	Instruments	and Other	Restated
	$	$	$	$
	(in thousands, except per common share data)
Income Statement Data:

Year ended December 31, 2004
Revenues	2,219,238	(2,099)	—	2,217,139
Total operating expenses	(1,398,052)	(4,482)	—	(1,402,534)
Income from vessel operations	821,186	(6,581)	—	814,605
Interest expense	(121,518)	(59,260)	—	(180,778)
Foreign exchange loss	(42,704)	(804)	—	(43,508)
Other — net	84,216	936	—	85,152
Net income	757,440	(65,709)	—	691,731

Per Common Share Data:
Net income — basic	$9.14			$8.35
Net income — diluted	8.63			7.88

Year ended December 31, 2003
Revenues	1,576,095	(1,178)	—	1,574,917
Total operating expenses	(1,283,131)	20,823	—	(1,262,308)
Income from vessel operations	292,964	19,645	—	312,609
Interest expense	(80,999)	(9,534)	—	(90,533)
Foreign exchange loss	(3,855)	(1,082)	—	(4,937)
Net income	177,364	9,029	—	186,393

Per Common Share Data:
Net income — basic	$2.22			$2.33
Net income — diluted	2.18			2.29

Balance Sheet Data (at end of year):

As at December 31, 2005
Total assets	5,294,100	—	(7,070)	5,287,030
Total stockholders’ equity	2,236,542	—	2,276	2,238,818
Risk Factors
Except for the percentage of consolidated revenues derived from key customers and the amount of our consolidated debt and capital lease obligations, the information included in Item 3 — Risk Factors in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings.
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
During 2007 and 2006, we derived approximately 34% and 42%, respectively, of our net revenues from the vessels in our spot tanker segment. Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters, or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. Part of our conventional Aframax and Suezmax tanker fleets and our large and small product tanker fleets are among the vessels included in our spot tanker segment. Our shuttle tankers may also trade in the spot tanker market when not otherwise committed to perform under time-charters or contracts of affreightment. Due to our dependence on the spot-charter market, declining charter rates in a given period generally will result in corresponding declines in operating results for that period.
The spot-charter market is highly volatile and fluctuates based upon tanker and oil supply and demand. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. In the past, there have been periods when spot rates have declined below the operating cost of vessels. Future spot rates may decline significantly and may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt obligations.

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
Factors that may affect an operator’s decision to initiate or continue production include: changes in oil prices; capital budget limitations; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; the quality of drilling prospects in the area; and regulatory changes. In addition, the volume of oil we transport may be adversely affected by extended repairs to oil field installations or suspensions of field operations as a result of oil spills, operational difficulties, strikes, employee lockouts or other labor unrest. The rate of oil production at fields we service may decline from existing or future levels, and may be terminated, all of which could harm our business and operating results. In addition, if such a reduction or termination occurs, the spot tanker market rates, if any, in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under contracts of affreightment, which would also harm our business and operating results.
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
Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities
As of December 31, 2007, our consolidated debt and capital lease obligations totaled $6.1 billion and we had the capacity to borrow an additional $1.3 billion under our credit facilities. These facilities may be used by us for general corporate purposes. Our consolidated debt and capital lease obligations could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including:
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
Item 4. Information on the Company
The information included in Item 4 in the Original Filing, has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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
Our offshore segment includes our shuttle tanker operations, floating storage and off-take (or FSO) units, and our floating production, storage and offloading (or FPSO) units, which primarily operate under long-term fixed-rate contracts. As of December 31, 2007, our shuttle tanker fleet (including orderbook), which had a total cargo capacity of approximately 5.3 million deadweight tonnes (or dwt), represented approximately 66% of the total tonnage of the world shuttle tanker fleet. Please read Item 4 — Information on the Company: Our Fleet.
Our liquefied gas segment includes our LNG and LPG carriers. All of our LNG and LPG carriers are subject to long-term, fixed-rate time-charter contracts. As of December 31, 2007, this fleet, including newbuildings, had a total cargo carrying capacity of approximately 3.0 million cubic meters. Please read Item 4 — Information on the Company: Our Fleet.
Our spot tanker segment includes our conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts (contracts with an initial term of less than three years). As of December 31, 2007, our Aframax tankers in this segment, which had a total cargo capacity of approximately 4.0 million dwt, represented approximately 5% of the total tonnage of the world Aframax fleet. Please read Item 4 — Information on the Company: Our Fleet.

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
Public Offerings
Initial Public Offering by Teekay Tankers Ltd.
On December 18, 2007, our subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), completed its initial public offering of 11.5 million shares of its Class A common stock at a price of $19.50 per share for net proceeds of approximately $208.0 million. The 11.5 million shares of Class A common stock represent a 46% ownership interest in Teekay Tankers. We own the remaining capital stock of Teekay Tankers, including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. Teekay Tankers owns nine Aframax tankers, which it acquired from Teekay upon the closing of the initial public offering, and is expected to grow through the acquisition of crude oil and product tanker assets from third parties and from us. Please read Item 18 — Financial Statements: Note 5 — Public Offerings.
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
In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to facilitate the growth of our conventional tanker business. Teekay Tankers owns a fleet of nine of our double-hull Aframax tankers, which trade in the spot tanker market and short- or medium-term, fixed-rate time-charter market. Teekay Tanker’s primary objective is to grow through the acquisition of conventional tanker assets from third parties and from us. We will offer to Teekay Tankers by July 2009 the opportunity to purchase up to four Suezmax-class oil tankers, of which two were acquired by Teekay Tankers in April 2008. Through a wholly-owned subsidiary, we provide Teekay Tankers with commercial, technical, administrative, and strategic services under a long-term management agreement. In exchange, Teekay Tankers has agreed to pay us both a market-based fee and a performance fee under certain circumstances in which we increase Teekay Tankers’ cash available for distribution to its stockholders.
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

U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that any of our income has or will be U.S. Source Domestic Transportation Income.
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
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. The information below has been adjusted solely to reflect the impact of the restatement on our financial results which is more fully described in Note 21 of the notes to the consolidated financial statements contained in this report and to include the section entitled “Restatement of Previously Issued Financial Statements” below and does not reflect any subsequent information or events occurring after the date of the Original Filing or update any disclosure herein to reflect the passage of time since the date of the Original Filing.
Restatement of Previously Issued Financial Statements
Please read Note 21 of the notes to the consolidated financial statements for a more detailed discussion of our restated results and the basis for them. The following table sets forth a reconciliation of previously reported and restated net income for the periods shown (in thousands of US dollars):

	Net Income
	2007	2006	2005

As Previously Reported	181,251	262,244	570,900
Derivative instruments, net of minority interest	(108,733)	47,767	(18,259)
Non-routine, complex financial structures and arrangements, and other	(8,975)	(7,187)	13,975

As Restated	63,543	302,824	566,616

Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
Teekay is a leading provider of international crude oil and petroleum product transportation services. Over the past five years, we have undergone a major transformation from an owner of ships in the cyclical spot tanker business to a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included the expansion into the liquefied natural gas (or LNG) shipping sector through our publicly-listed subsidiary, Teekay LNG, and further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary, Teekay Offshore and through our acquisition of a 65% interest in Petrojarl. With a fleet of over 200 vessels, offices in 16 countries and 6,400 seagoing and shore-based employees, Teekay provides comprehensive marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Our goal is to create the industry’s leading asset management company, focused on the Marine Midstream space.

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
OMI was an international owner and operator of tankers, with a total fleet aggregating approximately 3.5 million dwt and comprised of 13 Suezmax tankers (seven of which it owned and six of which were chartered-in) and 32 product tankers, 28 of which it owned and four of which were chartered-in. In addition, OMI had two product tankers under construction, which are scheduled for delivery in 2009.
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
Forward Freight Agreements. We are exposed to freight rate risk for vessels in our spot tanker segment from changes in spot tanker market rates for vessels. In certain cases, we use forward freight agreements (or FFAs) to manage this risk. FFAs involve contracts to provide a fixed number of theoretical voyages at fixed rates, thus hedging a portion of our exposure to the spot-charter market. These agreements are recorded as assets or liabilities and measured at fair value. Changes in the fair value of the FFAs are recognized immediately as revenue in income.

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
The following table presents our offshore segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our offshore segment:

	Twelve Months Ended
(in thousands of U.S. dollars, except calendar-ship-days and	December 31,
percentages)	2007	2006	% Change
	(restated)	(restated)	(restated)

Revenues	992,326	667,847	48.6
Voyage expenses	117,571	89,642	31.2

Net revenues	874,755	578,205	51.3
Vessel operating expenses	283,636	126,956	123.4
Time-charter hire expense	160,993	170,308	(5.5)
Depreciation and amortization	172,983	105,861	63.4
General and administrative (1)	97,161	56,769	71.2
(Gain) loss on sale of vessels	(16,531)	698	(2,468.3)

Income from vessel operations	176,513	117,613	50.1

Calendar-Ship-Days
Owned Vessels	12,840	9,510	35.0
Chartered-in Vessels	4,619	4,983	(7.3)

Total	17,459	14,493	20.5

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the offshore segment based on estimated use of corporate resources).
The average fleet size of our offshore segment (including vessels chartered-in) increased during 2007 compared to 2006. This was primarily the result of:
•
the acquisition during the third quarter of 2006 of Teekay Petrojarl ASA (or Petrojarl), which operates four FPSO units and one shuttle tanker (please read item 18 — Financial Statements: Note 3 — Acquisition of Petrojarl ASA);

•
the consolidation of five 50%-owned subsidiaries, each of which owns one shuttle tanker, effective December 1, 2006 upon amendments of the applicable operating agreements, which granted us control of these entities, that were previously accounted for as joint ventures using the equity method (or the Consolidation of 50%-owned Subsidiaries);

•	the transfer of the Navion Saga from the fixed-rate segment to the offshore segment in connection with the completion of its conversion to an FSO unit in May 2007; and
•	the delivery of two new shuttle tankers, the Navion Bergen and the Navion Gothenburg, in April and July 2007, respectively (or the Shuttle Tanker Deliveries);
partially offset by
•	a decline in the number of chartered-in shuttle tankers; and
•	the sale of one 1981-built shuttle tanker in July 2006 and one 1987-built shuttle tanker in May 2007 (the Shuttle Tanker Dispositions).
Net Revenues. Net revenues increased 51.3% to $874.8 million for 2007, from $578.2 million for 2006, primarily due to:
•	a net increase of $245.8 million relating to the Petrojarl acquisition, which includes the effect of amortization of contract values as described below;
•	an increase of $40.8 million due to the Consolidation of 50%-owned Subsidiaries;
•	an increase of $23.0 million relating to the transfer of the Navion Saga to the offshore segment;
•	an increase of $12.3 million due to the Shuttle Tanker Deliveries; and
•	an increase of $3.6 million due to the renewal of certain vessels on time-charter contracts at higher daily rates during 2006;

partially offset by
•
a decrease of $13.6 million in revenues due to (a) fewer revenue days for shuttle tankers servicing contracts of affreightment during 2007 due to a decline in oil production from mature oil fields in the North Sea and (b) the redeployment of idle shuttle tankers servicing contracts of affreightment in the conventional spot tanker market at a lower average charter rate during the fourth quarter of 2007 due to a weaker spot tanker market; and

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
Vessel Operating Expenses. Vessel operating expenses increased 123.4% to $283.6 million for 2007, from to $127.0 million for 2006, primarily due to:
•	an increase of $125.3 million from the Petrojarl acquisition;
•	an increase of $17.5 million from the Consolidation of 50%-owned Subsidiaries;
•
an increase of $14.0 million in salaries for crew and officers primarily due to general wage escalations from the renegotiation of seafarer contracts, change in crew composition, a change in the crew rotation system and the weakening U.S. Dollar;

•	an increase of $6.0 million relating to the transfer of the Navion Saga to the offshore segment; and
•	an increase of $3.4 million relating to an increase in services, non-recurring repairs and maintenance;
partially offset by
•	a decrease of $3.8 million relating to the unrealized change in fair value of our foreign currency forward contracts; and
•	a decrease of $2.1 million relating to the Shuttle Tanker Dispositions.
Time-Charter Hire Expense. Time-charter hire expense decreased 5.5% to $161.0 million for 2007, from $170.3 million for 2006, primarily due to a decrease in the number of chartered-in vessels.
Depreciation and Amortization. Depreciation and amortization expense increased 63.4% to $173.0 million for 2007, from $105.9 million for 2006, primarily due to:
•	an increase of $45.1 million from the Petrojarl acquisition;
•	an increase of $13.7 million from the Consolidation of 50%-owned Subsidiaries;
•	an increase of $6.6 million from the transfer of the Navion Saga to the offshore segment; and
•	an increase of $3.8 million due to the Shuttle Tanker Deliveries;
partially offset by
•	a decrease of $4.0 million relating to the Shuttle Tanker Dispositions.
Gain on Sale of Vessels and Equipment — Net of Write-downs. Gain on sale of vessels for 2007 was a net gain of $16.5 million, which was primarily comprised of:
•	a gain of $11.6 million from the sale of a 1987-built shuttle tanker and certain equipment during May 2007; and
•	a gain of $4.9 million from the sale of a 50% interest in a 2007-built shuttle tanker during September 2007.
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

The following table presents our fixed-rate tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Twelve Months Ended
(in thousands of U.S. dollars, except calendar-ship-days and	December 31,
percentages)	2007	2006	% Change
	(restated)	(restated)	(restated)

Revenues	195,942	181,605	7.9
Voyage expenses	2,707	1,999	35.4

Net revenues	193,235	179,606	7.6
Vessel operating expenses	51,458	44,083	16.7
Time-charter hire expense	25,812	16,869	53.0
Depreciation and amortization	36,018	32,741	10.0
General and administrative (1)	18,221	15,843	15.0

Income from vessel operations	61,725	70,070	(11.9)

Calendar-Ship-Days
Owned Vessels	5,390	5,475	(1.6)
Chartered-in Vessels	1,312	728	80.2

Total	6,702	6,203	8.0

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources).
The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased by 8% in 2007 compared to 2006. This increase was primarily the result of:
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
partially offset by
•
a decrease of $5.5 million from reduced revenues earned by the Teide Spirit and the Toledo Spirit (the time-charters for both these vessels provide for additional revenues to us beyond the fixed hire rate when spot tanker market rates exceed threshold amounts; the time-charter for the Toledo Spirit also provides for a reduction in revenues to us when spot tanker market rates are below threshold amounts).

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
The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Twelve Months Ended
(in thousands of U.S. dollars, except calendar-ship-days and	December 31,
percentages)	2007	2006	% Change
	(restated)	(restated)	(restated)

Revenues	166,981	104,489	59.8
Voyage expenses	109	975	(88.8)

Net revenues	166,872	103,514	61.2
Vessel operating expenses	30,239	18,912	59.9
Depreciation and amortization	46,018	33,160	38.8
General and administrative (1)	20,521	15,531	32.1

Income from vessel operations	70,094	35,911	95.2

Calendar-Ship-Days
Owned Vessels and Vessels under Capital Lease	2,899	1,887	53.6

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources).
The increase in the average fleet size of our liquefied gas segment was primarily due to:
•	the delivery of three new LNG carriers between October 2006 and February 2007 (or the RasGas II LNG Carriers), and
•	our December 2007 acquisition of two 1993-built LNG vessels from a joint venture between Marathon Oil Corporation and ConocoPhillips (or the Kenai LNG Carriers).
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
Spot Tanker Segment
Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We also have ten Suezmax tankers under construction which are scheduled to be delivered between June 2008 and August 2009 and are expected to be included in this segment. We consider contracts that have an original term of less than three years in duration to be short term. Substantially all of our conventional Aframax, Suezmax, large product, medium product and small product tankers are among the vessels included in the spot tanker segment.
Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
The following table presents our spot tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Twelve Months Ended
(in thousands of U.S. dollars, except calendar-ship-days and	December 31,
percentages)	2007	2006	% Change
	(restated)	(restated)	(restated)

Revenues	1,040,258	1,059,796	(1.8)
Voyage expenses	406,921	430,341	(5.4)

Net revenues	633,337	629,455	0.6
Vessel operating expenses	81,813	58,088	40.8
Time-charter hire expense	279,676	214,991	30.1
Depreciation and amortization	74,094	52,203	41.9
General and administrative (1)	95,962	93,357	2.8
Gain on sale of vessels	—	(2,039)	(100.0)
Restructuring charge	—	8,929	(100.0)

Income from vessel operations	101,793	203,926	(50.1)

Calendar-Ship-Days
Owned Vessels	11,764	9,541	23.3
Chartered-in Vessels	12,730	11,190	13.8

Total	24,494	20,731	18.2

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources).

The average fleet size of our spot tanker fleet increased 18.2% from 20,731 calendar days in 2006 to 24,494 calendar days in 2007, primarily due to:
•	the delivery of four new large product tankers between November 2006 and May 2007 (or the Spot Tanker Deliveries);
•	the acquisition of twelve vessels from OMI Corporation on August 1, 2007 (or the OMI Acquisition); and
•	a net increase in the number of chartered-in vessels, primarily Suezmax and product tankers;
partially offset by
•	the transfer of the Navion Saga to the offshore segment in connection with the completion of its conversion to an FSO unit in May 2007.
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
TCE rates for the vessels in our spot tanker segment primarily depend on global oil production and consumption levels, the number of vessels in the worldwide tanker fleet scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of our exposure to the spot tanker market, any fluctuations in TCE rates affect our revenues and earnings. Our average TCE rate for the vessels in our spot tanker segment decreased 15.1% to $25,978 for 2007, from $30,600 for 2006.

The following table outlines the TCE rates earned by the vessels in our spot tanker segment for 2007, 2006 and 2005 and includes the realized results of synthetic time-charters (or STCs) and forward freight agreements (or FFAs), which we enter into at times as hedges against a portion of our exposure to spot tanker market rates or for speculative purposes.

	2007			2006			2005
			TCE per						TCE per
	Net		Revenue	Net		TCE per	Net		Revenue
	Revenues(1)	Revenue	Day	Revenues(1)	Revenue	Revenue Day	Revenues(1)	Revenue	Day
Vessel Type	($000’s)	Days	($)	($000’s)	Days	($)	($000’s)	Days	($)

VLCC	—	—	—	(85)	—	—	8,347	90	92,744
Suezmax	100,003	3,162	31,627	56,981	1,639	34,766	68,395	1,862	36,732
Aframax	335,445	11,866	28,269	417,660	11,675	35,774	536,390	14,587	36,769
Large Product	141,547	5,567	25,426	96,779	3,488	27,747	103,802	3,480	29,828
Small Product	51,404	3,595	14,299	58,529	3,782	15,476	58,868	3,957	14,877

Totals	628,399	24,190	25,978	629,864	20,584	30,600	775,802	23,976	32,357

(1)	Excludes the unrealized gain (loss) on STCs and FFAs.
Net Revenues. Net revenues increased 0.6% to $633.3 million for 2007, from $629.5 million for 2006, primarily due to:
•	an increase of $71.0 million relating to the OMI Acquisition;
•	an increase of $31.9 million relating to the Spot Tanker Deliveries;
•	an increase of $11.6 million from the effect of STCs and FFAs; and
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
Vessel Operating Expenses. Vessel operating expenses increased 40.8% to $81.8 million for 2007, from $58.1 million for 2006, primarily due to:
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
Depreciation and Amortization. Depreciation and amortization expense increased 41.9% to $74.1 million for 2007, from $52.2 million for 2006, primarily due to:
•	an increase of $21.4 million from the OMI Acquisition; and
•	an increase of $6.1 million from the Spot Tanker Deliveries;
partially offset by
•	a decrease of $5.5 million from the sale and lease-back of the Aframax tankers during April and July 2007; and
•	a decrease of $1.7 million from the transfer of the Navion Saga to the offshore segment.

Other Operating Results
The following table compares our other operating results for 2007 and 2006.

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except percentages)	2007	2006	% Change
	(restated)	(restated)	(restated)

General and administrative	(231,865)	(181,500)	27.7
Interest expense	(422,433)	(100,089)	322.1
Interest income	110,201	31,714	247.5
Foreign exchange loss	(39,912)	(50,416)	(20.8)
Minority interest expense	(8,903)	(6,759)	31.7
Other — net	14,465	854	1,593.8
General and Administrative Expenses. General and administrative expenses increased 27.7% to $231.9 million for 2007, from $181.5 million for 2006, primarily due to:
•	an increase of $26.0 million from our acquisition of Petrojarl in October 2006;
•
an increase of $20.7 million from an increase in compensation for shore-based employees and other personnel expenses, primarily due to weakening of the U.S. Dollar compared to other major currencies and increases in headcount and compensation levels;

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

•	an increase of $4.3 million from an increase in crew training expenses, due to integration of new seafarers and LNG training initiatives;
partially offset by
•	a decrease of $5.6 million relating to the unrealized change in fair value of our non-designated foreign currency forward contracts;
•	a relative decrease of $6.7 million during 2007 relating to the costs associated with our equity-based compensation and long-term incentive program for management; and
•	a relative decrease of $2.1 million during 2007 from severance costs recorded in 2006.
Interest Expense. Interest expense increased 322.1% to $422.4 million for 2007, from $100.1 million for 2006, primarily due to:
•	an increase of $205.3 million relating to the unrealized change in fair value of our non-designated interest rate swaps;
•	an increase of $36.5 million resulting from interest incurred from financing our acquisition of Petrojarl and interest incurred on debt we assumed from Petrojarl;
•	an increase of $33.3 million relating to the increase in capital lease obligations and term loans in connection with the delivery of the RasGas II LNG Carriers;
•	an increase of $31.6 million relating to the increase in debt used to finance our acquisition of 50% of OMI Corporation;
•
an increase of $26.7 million relating to additional debt of Teekay Nakilat (III) used by the RasGas 3 Joint Venture to fund shipyard construction installment payments (this increase in interest expense from debt is offset by a corresponding increase in interest income from advances to joint venture); and

•	an increase of $11.3 million relating to the Consolidation of 50%-owned Subsidiaries;
partially offset by
•	a decrease of $6.2 million from scheduled capital lease repayments on two of our LNG carriers.
We have not applied hedge accounting to our interest rate swaps and as such, the unrealized changes in fair value of the swaps are reflected in interest expense in our consolidated statements of income.

Interest Income. Interest income increased 247.5% to $110.2 million for 2007, compared to $31.7 million for 2006, primarily due to:
•	an increase of $36.7 million relating to the unrealized change in fair value of our non-designated interest rate swaps;
•	an increase of $26.8 million relating to interest-bearing loans made by us to the RasGas 3 Joint Venture for shipyard construction installment payments;
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

We have not applied hedge accounting to our interest swaps and as such, the unrealized changes in fair value of the swaps are reflected in interest income in our consolidated statements of income.
Foreign Exchange Loss. Foreign exchange loss decreased 20.8% to $39.9 million for 2007, compared to $50.4 million for 2006. The changes in our foreign exchange gains (losses) are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.
Minority Interest Expense. Minority interest expense increased to $8.9 million for 2007, compared to $6.8 million for 2006, primarily due to:
•	an increase of $2.7 million resulting from the Consolidation of 50%-owned Subsidiaries; and

•	an increase of $1.2 million from the initial public offering of Teekay Tankers in December 2007;
partially offset by
•	a decrease of $3.5 million from a minority owner’s share of a gain on the disposal of a vessel in July 2006.
Other Income (Net). Other income of $14.5 million for 2007 was primarily comprised of leasing income of $11.0 million from our volatile organic compound emissions equipment, gain on sale of marketable securities of $9.6 million, gain on sale of subsidiary of $6.9 million and income tax recovery of $3.2 million, offset by equity loss from joint ventures of $12.4 million and loss on bond redemption of $0.9 million.
Other income (net) of $0.9 million for 2006 was primarily comprised of equity income from joint ventures of $6.1 million, leasing income of $11.4 million from our volatile organic compound emissions equipment and gain on sale of marketable securities of $1.4 million, partially offset by income tax expense of $8.8 million, loss on expiry of options to construct LNG carriers of $6.1 million, write-off of capitalized loan costs of $2.8 million, and loss on bond redemption of $0.4 million.
Net Income. As a result of the foregoing factors, net income decreased to $63.5 million for 2007, from $302.8 million for 2006.
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

Offshore Segment
The following table presents our offshore segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our offshore segment:

	Twelve Months Ended
(in thousands of U.S. dollars, except calendar-ship-days and	December 31,
percentages)	2006	2005	% Change
	(restated)	(restated)	(restated)

Revenues	667,847	559,094	19.5
Voyage expenses	89,642	69,137	29.7

Net revenues	578,205	489,957	18.0
Vessel operating expenses	126,956	94,140	34.9
Time-charter hire expense	170,308	168,378	1.1
Depreciation and amortization	105,861	89,177	18.7
General and administrative (1)	56,769	46,704	21.5
Gain on sale of vessels	698	2,820	(75.2)
Restructuring charge	—	955	—

Income from vessel operations	117,613	87,783	34.0

Calendar-Ship-Days
Owned Vessels	9,510	9,580	(0.7)
Chartered-in Vessels	4,983	4,963	0.4

Total	14,493	14,543	(0.3)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the offshore segment based on estimated use of corporate resources).
The average fleet size of our offshore segment (including vessels chartered-in) was primarily unchanged during 2006 compared to 2005. This was primarily the result of:
•	the acquisition of Petrojarl, which operates four FPSO units and one shuttle tanker; and
•	the Consolidation of 50%-owned Subsidiaries;
offset by
•	the sale of one 1981-built shuttle tanker in July 2006 (or the 2006 Shuttle Tanker Disposition); and
•	the sale of two older shuttle tankers in March 2005 and October 2005 (or the 2005 Shuttle Tanker Dispositions).
In addition, during March 2005, we sold and leased back an older shuttle tanker. This had the effect of increasing the average number of chartered-in vessels and decreasing the average number of owned vessels during 2006 compared to 2005.
Net Revenues. Net revenues increased 18.0% to $578.2 million for 2006, from $490.0 million for 2005, primarily due to:
•	an increase of $80.7 million relating to the Petrojarl acquisition;
•	an increase of $5.4 million from the 2006 transfer of certain of our shuttle tankers servicing contracts of affreightment to short-term time-charter contracts, which had higher average rates;
•	an increase of $4.9 million from time-charter contract renewals during 2006 at higher daily rates; and
•	an increase of $3.8 million due to the Consolidation of 50%-owned Subsidiaries;
partially offset by
•	a decrease of $8.1 million relating to the 2006 and 2005 Shuttle Tanker Dispositions; and
•	a decrease of $4.5 million due to an extended drydocking of the Nordic Trym during the second half of 2006.
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

Vessel Operating Expenses. Vessel operating expenses increased 34.9% to $127.0 million for 2006, from $94.1 million for 2005, primarily due to:
•	an increase of $38.1 million relating to the Petrojarl acquisition;
•
an increase of $5.8 million in increased salaries for crew and officers primarily due to a change in crew composition on one vessel upon the commencement of a new short-term time-charter contract in 2005 and general wage escalations;

•	an increase of $2.0 million resulting from the depreciation of the U.S. Dollar from corresponding 2005 levels relative to other currencies in which we pay certain vessel operating expenses;
•	a total increase of $1.5 million relating to repairs and maintenance for certain vessels during 2006 and an increase in the cost of lubricants as a result of higher crude costs; and
•	an increase of $1.2 million relating to the Consolidation of 50%-owned Subsidiaries;
partially offset by
•	a decrease of $15.2 million relating to the unrealized change in fair value of our foreign currency forward contracts; and
•	a decrease of $2.8 million from the 2005 Shuttle Tanker Dispositions.
Time-Charter Hire Expense. Time-charter hire expense increased slightly to $170.3 million for 2006, from $168.4 million for 2005, primarily due to:
•	a 0.6% increase in the number of vessels chartered-in; and
•	a slight increase in the average per-day time-charter hire expense to $34,176 for 2006, from $33,927 for 2005.
Depreciation and Amortization. Depreciation and amortization expense increased 18.7% to $105.9 million for 2006, from $89.2 million for 2005, primarily due to:
•	an increase of $22.4 from the Petrojarl acquisition; and
•	an increase of $1.2 million from the Consolidation of 50%-owned Subsidiaries;
partially offset by
•	a decrease of $3.6 million relating to the 2006 and 2005 Shuttle Tanker Dispositions and the sale and lease-back of one shuttle tanker in March 2005; and
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

Fixed-Rate Tanker Segment
The following table presents our fixed-rate tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Twelve Months Ended
(in thousands of U.S. dollars, except calendar-ship-days and	December 31,
percentages)	2006	2005	% Change
	(restated)	(restated)	(restated)

Revenues	181,605	170,256	6.7
Voyage expenses	1,999	2,919	(31.5)

Net revenues	179,606	167,337	7.3
Vessel operating expenses	44,083	39,731	11.0
Time-charter hire expense	16,869	26,082	(35.3)
Depreciation and amortization	32,741	29,702	10.2
General and administrative (1)	15,843	11,863	33.6

Income from vessel operations	70,070	59,959	16.9

Calendar-Ship-Days
Owned Vessels	5,475	4,973	10.1
Chartered-in Vessels	728	1,194	(39.0)

Total	6,203	6,167	0.6

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources).
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
Liquefied Gas Segment
The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Twelve Months Ended
(in thousands of U.S. dollars, except calendar-ship-days and	December 31,
percentages)	2006	2005	% Change
	(restated)	(restated)	(restated)

Revenues	104,489	102,423	2.0
Voyage expenses	975	70	1,292.9

Net revenues	103,514	102,353	1.1
Vessel operating expenses	18,912	17,434	8.5
Depreciation and amortization	33,160	31,545	5.1
General and administrative (1)	15,531	14,624	6.2

Income from vessel operations	35,911	38,750	(7.3)

Calendar-Ship-Days
Owned Vessels	1,887	1,825	3.4

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources).
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
The following table presents our spot tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Twelve Months Ended
(in thousands of U.S. dollars, except calendar-ship-days and	December 31,
percentages)	2006	2005	% Change
	(restated)	(restated)	(restated)

Revenues	1,059,796	1,125,959	(5.9)
Voyage expenses	430,341	346,945	24.0

Net revenues	629,455	779,014	(19.2)
Vessel operating expenses	58,088	62,606	(7.2)
Time-charter hire expense	214,991	273,730	(21.5)
Depreciation and amortization	52,203	55,105	(5.3)
General and administrative (1)	93,357	83,211	12.2
Gain on sale of vessels	(2,039)	(142,004)	(98.6)
Restructuring charge	8,929	1,927	363.4

Income from vessel operations	203,926	444,439	(54.1)

Calendar-Ship-Days
Owned Vessels	9,541	10,733	(11.1)
Chartered-in Vessels	11,190	13,552	(17.4)

Total	20,731	24,285	(14.6)

1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources).
The average fleet size of our spot tanker fleet decreased 14.6% from 24,285 calendar days in 2005 to 20,731 calendar days in 2006, primarily due to:
•	the sale of 13 older Aframax tankers and one older Suezmax tanker in 2005 (or the 2005 Spot Tanker Dispositions);
•	the net decrease of the number of chartered-in vessels, primarily Aframax tankers; and
•	the 2005 Aframax Transfer and the VLCC Transfer;
partially offset by
•	the delivery of one large product tanker in both 2006 and 2005, as well as two Aframax tankers in 2005 (or the Spot Tanker Deliveries).
Net Revenues. Net revenues decreased 19.2% to $629.5 million for 2006, from $779.0 million for 2005, primarily due to:
•	a decrease of $98.8 million from the reduction in the number of chartered-in vessels and the reduction in our average TCE rates;
•	a decrease of $54.1 million relating to the 2005 Spot Tanker Dispositions;
•	a decrease of $17.8 million relating to the VLCC Transfer and 2005 Aframax Transfer; and
partially offset by
•	an increase of $23.1 million relating to the Spot Tanker Deliveries.
Vessel Operating Expenses. Vessel operating expenses decreased 7.2% to $58.1 million for 2006, from $62.6 million for 2005, primarily due to:
•	a decrease of $8.4 million relating to the 2005 Spot Tanker Dispositions; and
•	a decrease of $1.7 million relating to the 2005 Aframax Transfer;
partially offset by
•	an increase of $4.5 million relating to the Spot Tanker Deliveries; and
•	an increase of $2.6 million due to increased repairs and maintenance activities.

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
Other Operating Results
The following table compares our other operating results for 2006 and 2005.

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except percentages)	2006	2005	% Change
	(restated)	(restated)	(restated)

General and administrative	(181,500)	(156,402)	16.0
Interest expense	(100,089)	(142,048)	(29.5)
Interest income	31,714	33,943	(6.6)
Foreign exchange (loss) gain	(50,416)	61,635	(181.8)
Minority interest income (expense)	(6,759)	(13,475)	(49.8)
Other — net	854	(4,370)	(119.5)
General and Administrative Expenses. General and administrative expenses increased 16.0% to $181.5 million for 2006, from $156.4 million for 2005, primarily due to:
•	an increase of $12.1 million relating to our acquisition of Petrojarl in October 2006;
•	a relative increase of $7.9 million in 2006 relating to the costs associated with our long-term incentive program for management;
•	an increase of $9.0 million relating to employee stock option compensation, described in further detail below;
•	an increase of $7.5 million from the depreciation of the U.S. Dollar from corresponding 2005 levels relative to other currencies in which we pay certain general and administrative expenses; and
•	an increase of $2.1 million in severance costs;
partially offset by
•	a decrease of $13.0 million relating to the unrealized change in fair value of our foreign currency forward contracts; and
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

Interest Expense. Interest expense decreased 29.5% to $100.1 million for 2006, from $142.0 million for 2005, primarily due to:
•	a decrease of $89.5 million relating to the unrealized change in fair value of our non-designated interest rate swaps; and
•	a decrease of $7.6 million from the conversion of our 7.25% Premium Equity Participating Security Units into shares of our common stock in February 2006;
partially offset by
•
an increase of $21.4 million from interest-bearing debt of Teekay Nakilat Corporation (the lessor under the capital lease arrangements for the three RasGas II LNG Carriers in which we own a 70% interest), which interest was capitalized prior to the January 2006 sale and lease-back of the RasGas II LNG Carriers under construction;

•	an increase of $17.2 million resulting from the interest incurred from financing our acquisition of Petrojarl and interest incurred on debt we assumed from Petrojarl; and
•	an increase of $8.7 million resulting from an increase in interest rates applicable to our floating-rate debt.
We have not applied hedge accounting to our interest rate swaps and as such, the unrealized changes in fair value of the swaps are reflected in interest expense in our consolidated statements of income.
Interest Income. Interest income decreased 6.6% to $31.7 million for 2006, compared to $33.9 million for 2005, primarily due to:
•	a decrease of $25.8 million relating to the unrealized change in fair value of our non-designated interest rate swaps; and
•	a decrease of $3.7 million resulting from scheduled capital lease repayments on two of our LNG carriers that were funded from restricted cash deposits;
partially offset by
•
an increase of $19.8 million, relating to additional restricted cash deposits that were primarily funded with the proceeds from the sale and lease-back of the three RasGas II LNG Carriers during January 2006 (please read Item 18 — Financial Statements: Note 10- Capital Leases and Restricted Cash); and

•	an increase of $5.5 million from an increase in interest rate we earned on our average outstanding cash balances.
We have not applied hedge accounting to our interest rate swaps and as such, the unrealized changes in fair value of the swaps are reflected in interest income in our consolidated statements of income.
Foreign Exchange Gains (Losses). Foreign exchange losses were $50.4 million in 2006 compared to foreign exchange gains of $61.6 million in 2005. Most of our foreign currency gains or losses are attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.
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
Other Income (Loss). Other income (net) of $0.9 million for 2006 was primarily comprised of equity income from joint ventures of $6.1 million, leasing income of $11.4 million from our VOC emissions equipment and gain on sale of marketable securities of $1.4 million, partially offset by income tax expense of $8.8 million, loss on expiry of options to construct LNG carriers of $6.1 million, write-off of capitalized loan costs of $2.8 million, and loss on bond redemption of $0.4 million.
Other loss of $4.4 million for 2005 was primarily comprised of a $13.3 million loss on bond redemption, a $7.8 million loss from settlement of interest rate swaps and a $7.5 million write-off of capitalized loan costs, partially offset by $11.9 million equity income from joint ventures, $10.5 million leasing income from our VOC emissions equipment and a $2.8 million income tax recovery. The loss from settlement of interest rate swaps and the write-off of capitalized loan costs are non-recurring items related to debt prepayments made prior to the initial public offering of Teekay LNG.
Equity income from joint ventures was $6.1 million for 2006, compared to $11.9 million for 2005, primarily due to a decrease in earnings from our 50% share in Skaugen Petrotrans, which provides lightering services primarily in the Gulf of Mexico. Skaugen Petrotrans earnings decreased primarily due to higher in-chartering costs during 2006.
Net Income. As a result of the foregoing factors, net income decreased to $302.8 million for 2006, from $566.6 million for 2005.

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
Our spot tanker market operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
As at December 31, 2007, we had $331.6 million of scheduled debt repayments coming due within the following twelve months. We believe that our working capital is sufficient for our present short-term liquidity requirements.
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
As at December 31, 2007, our revolving credit facilities provided for borrowings of up to $3.7 billion, of which $1.3 billion was undrawn. The amount available under these revolving credit facilities decreases by $181.3 million (2008), $188.5 million (2009), $196.0 million (2010), $781.6 million (2011), $214.1 million (2012) and $2,090.1 million (thereafter). Our revolving credit facilities are collateralized by first-priority mortgages granted on 62 of our vessels, together with other related security, and are guaranteed by Teekay or our subsidiaries.
Our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of our term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 36 of our vessels, together with other related security, and are generally guaranteed by Teekay or our subsidiaries.
Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash. As at December 31, 2007, this amount was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines (with at least six months to maturity) of at least 7.5% of total debt. As at December 31, 2007, this amount was $326.0 million. We were in compliance with all loan covenants at December 31, 2007.
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
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. With the exception of some of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 11 — Quantitative and Qualitative Disclosures About Market Risk.
Cash Flows
The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the years presented:

	2007	2006
	($000’s)	($000’s)
	(restated)	(restated)

Net operating cash flows	255,018	520,785
Net financing cash flows	2,114,199	299,256
Net investing cash flows	(2,270,458)	(713,111)

Operating Cash Flows
The decrease in net operating cash flow mainly reflects a decrease in net operating cash flows generated by our spot tanker segment, which was primarily the result of a decrease in the average TCE rate earned in 2007 compared to 2006, an increase in expenditures for drydockings and an increase in non-cash working capital.
Financing Cash Flows
During 2007, our proceeds from long-term debt, net of prepayments, were $2,205.9 million. We used a majority of these funds to finance our acquisition of 50% of OMI Corporation and our expenditures for vessels and equipment.
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

•	acquired two 1993-built LNG vessels for a total cost of approximately $229.6 million from a joint venture between Marathon Oil Corporation and ConocoPhillips;
•	loaned $461.3 million to the RasGas 3 joint venture for shipyard construction installment payments; and
•	received proceeds of $214.8 million from the sale of six vessels.
COMMITMENTS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at December 31, 2007:

In millions of U.S. Dollars	Total	2008	2009 and 2010	2011 and 2012	Beyond 2012

U.S. Dollar-Denominated Obligations:
Long-term debt (1) (restated)	4,819.6	320.1	687.6	1,195.2	2,616.7
Chartered-in vessels (operating leases)	1,421.5	542.6	542.3	249.7	86.9
Commitments under capital leases (2)	236.8	135.9	16.9	84.0	—
Commitments under capital leases (3)	1,097.1	24.0	48.0	48.0	977.1
Newbuilding installments (4)	1,244.7	526.9	554.7	163.2	—
Vessel purchases (5)	41.7	41.7	—	—	—
Asset retirement obligation	38.7	—	—	—	38.7

Total U.S. Dollar-denominated obligations	8,900.1	1,591.2	1,849.5	1,740.1	3,719.4

Euro-Denominated Obligations: (6)
Long-term debt (7)	444.0	11.5	25.5	239.1	167.9
Commitments under capital leases (2) (8)	206.9	35.6	76.7	94.6	—

Total Euro-denominated obligations	650.9	47.1	102.2	333.7	167.9

Total	9,551.0	1,638.3	1,951.7	2,073.8	3,887.3

(1)
Excludes expected interest payments of $268.5 million (2008), $484.3 million (2009 and 2010), $344.0 million (2011 and 2012) and $537.6 million (beyond 2012). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 1.0% at December 31, 2007 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

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

(7)
Excludes expected interest payments of $22.2 million (2008), $42.6 million (2009 and 2010), $23.5 million (2011 and 2012) and $61.5 million (beyond 2012). Expected interest payments are based on EURIBOR plus margins that ranged up to 0.66% at December 31, 2007, as well as the prevailing U.S. Dollar/Euro exchange rate as at December 31, 2007. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

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
We also have a 33% interest in a consortium, that has entered into agreements for the construction of four LNG carriers. As at December 31, 2007, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $815.4 million, of which our share is $269.1 million. Please read Item 18 — Financial Statements: Note 16 — Commitments and Contingencies — Joint Ventures.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews our accounting policies, assumptions, estimates and judgments on a regular basis to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results will differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 — Financial Statements: Note 1 — Summary of Significant Accounting Policies.
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
Valuation of Derivative Financial Instruments
Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings. Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.
Judgments and Uncertainties. The fair value of our derivative financial instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates, bunker fuel prices and spot tanker market rates. Inputs used to determine the fair value of our derivative instruments are observable either directly or indirectly in active markets.
Effect if Actual Results Differ from Assumptions. If our estimates of fair value are inaccurate, this could result in a material adjustment to the carrying amount of derivative asset or liability and consequently the change in fair value for the applicable period that would have been recognized in earnings or comprehensive income.
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
Item 6. Directors, Senior Management and Employees
The information included in Item 6 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

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
Each non-employee director (excluding the Chairman of the Board) also received an $85,000 annual retainer to be paid by way of a grant of, at the director’s election, restricted stock or stock options under our 2003 Equity Incentive Plan. Pursuant to this annual retainer, during 2007 we granted stock options to purchase an aggregate of 6,100 shares of our common stock at an exercise price of $51.40 per share and 9,900 shares of restricted stock. During 2007 the Chairman of the Board received a $470,000 retainer in the form of 9,140 shares of restricted stock under our 2003 Equity Incentive Plan. The stock options described above expire March 13, 2017, ten years after the date of their grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their respective grant date and continue to vest after resignation of a director.
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
Vision Incentive Plan
The Vision Incentive Plan (or the VIP) rewards exceptional corporate performance and shareholder return over the long term and the successful implementation of innovative plans to continue the transformation of Teekay. This is a discrete plan that expires after 2010 and is not a permanent element of our Executive Compensation Program. The VIP will result in an award pool for senior management based on two measures: (a) economic profit from 2005 to 2010; and (b) the increase in market value added from 2001 to 2010. Teekay reserves the right to amend the terms of the VIP, suspend the VIP or terminate the VIP in its entirety without any obligation or liability to any participant, if the Board has determined that the amendment, suspension or termination is necessary because the operation of the VIP will result in an award pool that is disproportionate to the benefit received by the shareholders of Teekay, having regard to the purpose of the VIP, as a result of unintended or unexpected circumstances. Under the terms of the VIP, awards may only be made to VIP participants in 2008 and 2011. Please read Item 19 – Exhibits: Exhibit 4.6 for further information on the VIP.
During 2007, $0.2 million of Economic Profit contributions were added to the award pool, however as required under SFAS 123R we reduced our accrual for Economic Profit contributions during 2007 by $2.6 million. As of March 15, 2008, 43.2% of this award pool was allocable to the Executive Officers. However, our Board of Directors may, at any time prior to the expiration of the VIP, change the allocation of the award pool among its participants to reflect a change in their relative contribution. In March 2008, the Board authorized an interim distribution to participants, including one half of the amount of the economic profit contributions accumulated in the preceding three years allocable to the Executive Officers. This interim distribution is in the form of restricted stock units and vests in three equal amounts on November 2008, November 2009 and November 2010.
During 2007, we accrued $12.3 million of Market Value contributions which represent notional contributions to the award pool. These notional contributions assume the following two threshold requirements will be met: (a) shares of our common stock have an average market value, for the 18 months prior to December 31, 2010, that is at least 120% of its average book value for the same period and (b) our cumulative total shareholder return (or TSR) for the period from 2001 to 2010 must be above the 25th percentile relative to the TSR of the S&P 500 (as calculated in accordance with U.S. securities regulations) during the same period. If both threshold requirements are not met, there will be no Market Value contributions to the award pool. As of March 15, 2008, 62.6% of this award pool was allocable to the Executive Officers. However, our Board of Directors may, at any time prior to the expiration of the VIP, change the allocation of the award pool among its participants to reflect a change in their relative contribution.
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

Identity of Person or Group	Shares Owned		Percent of Class

All directors and Executive Officers (17 persons)	1,521,047	(1)(3)	2.1	%(2)

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

Item 7. Major Shareholders and Related Party Transactions
The information included in Item 7 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

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
Related Party Transactions
As at March 31, 2008, Resolute Investments, Ltd. (or Resolute) owned 41.8% (December 31, 2006 — 44.8% and December 31, 2005 — 45.7%) of our outstanding Common Stock. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path Spirit Limited, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity.
Item 8. Financial Information
The information included in Item 8 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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
Significant Changes
Please read Item 18 — Financial Statements: Note 21 — Subsequent Events.
Item 9. The Offer and Listing
The information included in Item 9 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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
Item 10. Additional Information
The information included in Item 10 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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
Documents on Display
Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website atwww.sec.gov, free of charge, or from the Public Reference Section of the SEC at 100F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
With the exception of the description of the accounting treatment of our derivative instruments and our RasGas joint ventures, the information included in Item 11 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but do not use these financial instruments for trading or speculative purposes, except as noted below under Spot Tanker Market Rate Risk.
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
As at December 31, 2007, we had the following foreign currency forward contracts:

	Expected maturity date
	2008	2009	2010	Total
	Contract	Contract	Contract	Contract	Fair value
	amount	amount	amount	amount	Asset (Liability)
Norwegian Kroner:	$276.6	$74.6	$5.0	$356.1	$30.5
Average contractual exchange rate(2)	5.97	5.83	6.05	5.94
Euro:	$24.3	$4.1	—	$28.4	$1.1
Average contractual exchange rate(2)	0.72	0.70	—	0.71
Canadian Dollar:	$57.8	$14.7	—	$72.5	$2.4
Average contractual exchange rate(2)	1.04	1.01	—	1.03
British Pounds:	$52.3	$17.6	$1.9	$71.8	$1.0
Average contractual exchange rate(2)	0.51	0.52	0.52	0.51
Australian Dollar:	$4.0	—	—	$4.0	$0.4
Average contractual exchange rate(2)	1.25	—	—	1.25
Singapore Dollar:	$9.7	—	—	$9.7	$0.0
Average contractual exchange rate(2)	1.44	—	—	1.44

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
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

Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to use interest rate swaps as economic hedges of a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
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

								Fair
								Value
	Expected Maturity Date							Asset /
	2008	2009	2010	2011	2012	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2) (restated)	275.7	235.3	361.8	656.3	201.7	2,316.1	4,046.9	(4,046.9)	6.0%
Variable Rate (Euro) (3) (4)	11.5	12.3	13.2	231.7	7.4	167.9	444	(444.0)	5.1%

Fixed-Rate Debt ($U.S.)	44.4	44.9	45.6	291.6	45.6	300.6	772.7	(755.8)	6.2%
Average Interest Rate	5.1%	5.1%	5.1%	8.2%	5.1%	5.1%	6.2%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	125.6	3.8	3.9	80.1	—	—	213.4	(213.4)	7.4%
Average Interest Rate (8)	8.8%	5.4%	5.5%	5.5%	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9) (restated)	80.8	626.0	358.9	59.8	60.9	3,033.3	4,219.7	(142.4)	5.1%
Average Fixed Pay Rate (2)	5.1%	4.7%	4.9%	5.2%	5.2%	5.2%	5.1%
Contract Amount (Euro) (4) (10)	11.5	12.3	13.2	231.7	7.4	167.9	444.0	33.6	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%

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

(6)
Under the terms of the capital leases for the three RasGas II LNG Carriers (see Item 18 — Financial Statements: Note 9 – Capital Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. The deposits, which as at December 31, 2007 totaled $492.2 million, and the lease obligations, which as at December 31, 2007 totaled $468.9 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, on a net basis we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2007, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $508.6 million and $481.5 million, ($0.9) million and ($3.9) million, and 4.9% and 4.8%, respectively.

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

Commodity Price Risk
From time to time we use bunker fuel swap contracts as economic hedges to protect against changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. As at December 31, 2007, we were committed to contracts totaling 1,200 metric tonnes with a weighted-average price of $451.3 per tonne and a fair value of ($0.3) million. The fuel swap contracts expired in January 2008.
Spot Tanker Market Rate Risk
We use forward freight agreements (or FFAs) and synthetic time-charters (or STCs) as economic hedges to protect against changes in spot tanker market rates earned by some of our vessels in our spot tanker segment. FFAs involve contracts to move a theoretical volume of freight at fixed rates. STCs are a means of achieving the equivalent of a time-charter for a vessel that trades in the spot tanker market by taking the short position in an FFA. As at December 31, 2007, we had six STCs, which were equivalent to 3.5 Suezmax vessels. As at December 31, 2007, we were committed to FFAs, which include STCs, with an aggregate notional principal amount (including both long and short positions) of $78.3 million and a net fair value of ($5.8) million. The FFAs, which include STCs, expire between January 2008 and September 2009.
We use FFAs in non-hedge-related transactions to increase or decrease our exposure to spot tanker market rates, within strictly defined limits. Historically, we have used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decreases this exposure. We believe that we can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at December 31, 2007, we were committed to non-hedge-related FFAs totaling 7.0 million metric tonnes with a notional principal amount of $69.9 million and a fair value of $0.3 million. The FFAs expire between January 2008 and December 2008.
Item 12. Description of Securities Other than Equity Securities
The information included in Item 12 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
The information included in Item 13 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
The information included in Item 14 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
None.
Item 15. Controls and Procedures
Restatement of Financial Statements
a.	Derivative Instruments and Hedging Activities
In August 2008, we commenced a review of our application of Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Our findings are as follows:
•
One of the requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, entities must periodically assess the effectiveness of hedging relationships both prospectively and retrospectively. Based on our review, we concluded that the hedge effectiveness assessment that was conducted for certain of our derivative instruments on the date of designation was not sufficient to conclude that the derivative instruments would be highly effective, in accordance with the technical requirements of SFAS No. 133, in achieving offsetting changes in cash flows attributable to the risk being hedged.

•
To conclude that hedge accounting is appropriate, another requirement of SFAS No. 133 is that the applicable hedge documentation specifies the method that will be used to assess, retrospectively and prospectively, the hedging instrument’s effectiveness, and the method that will be used to measure hedge ineffectiveness. Documentation for certain of our derivative instruments did not clearly specify the method to be used to measure hedge ineffectiveness.

•
Certain of our derivative instruments were designated as hedges when the derivative instruments had a non-zero fair value. However, this designation was not appropriate as we used certain methods of measuring ineffectiveness that are not allowed in the case of non-zero fair value derivatives.

Accordingly, although we believe each of these derivative instruments were and continue to be effective economic hedges, for accounting purposes we should have reflected changes in fair value of these derivative instruments as increases or decreases to our net income on our consolidated statements of income, instead of being reflected as increases or decreases to accumulated other comprehensive income (loss), a component of stockholders’ equity on our consolidated balance sheets and statements of changes in stockholders’ equity.
b.	Non-Routine, Complex Financial Structures and Arrangements
Subsequent to the release of our preliminary second quarter financial results, we reviewed and revised our financial statement presentation of debt and interest rate swap agreements related to our joint venture interests in the RasGas 3 LNG carriers. As a result, certain of our assets and liabilities have been grossed up for accounting presentation purposes. These adjustments, which do not affect our net income, cash flow, liquidity, cash distributions or stockholder’s’ equity in any period, are described below.
Through a wholly-owned subsidiary, we own a 40 percent interest in the four RasGas 3 LNG carriers. The joint venture partner, a wholly-owned subsidiary of Qatar Gas Transport Company, owns the remaining 60 percent interest. Both wholly-owned subsidiaries are joint and several co-borrowers with respect to the RasGas 3 term loan and related interest rate swap agreements. Previously, we recorded 40 percent of the RasGas 3 term loan and interest rate swap obligations in our financial statements. We have now made adjustments to our balance sheet to reflect 100 percent of the RasGas 3 term loan and interest rate swap obligations, as well as offsetting increases in assets, for the fourth quarter of 2006 through the fourth quarter of 2007. We have also made adjustments to our statement of income to reflect 100 percent of the interest expense on the RasGas 3 term loan with an offsetting amount to interest income from our advances to the joint venture. These adjustments do not result in any increase to our net exposure in this joint venture.
In 2005, we adopted a long-term share-based incentive plan (the Vision Incentive Plan or VIP) for senior management. During 2005, we recognized the VIP expense when incurred instead of over the vesting period. Upon transition to SFAS 123R on January 1, 2006, we were required to account for the VIP based on the fair value of the award as the VIP has a share-based component in determining the amount of the ultimate grant. However, we continued to calculate compensation expense for the VIP under the methodology we had followed in 2005, as we did not identify the VIP as within the scope of SFAS 123R. We have now made adjustments to our statements of income to increase general and administrative expenses during 2007 and 2006 and decrease general and administrative expenses in 2005 and to our balance sheets to decrease other long-term liabilities at December 31, 2007, 2006 and 2005 and increase accrued liabilities at December 31, 2007. These accounting adjustments associated with the VIP do not impact amounts paid out under the plan.
Note 21 of the notes to the consolidated financial statements in our 2007 Form 20-F/A Report contains the impact on the consolidated financial statements and additional information related to our restatement. As a result of the foregoing, we are restating herein our historical balance sheets as of December 31, 2007 and 2006; our statements of income, cash flows and stockholders’ equity for the years ending 2007, 2006, and 2005; and selected financial data as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.
Management also has determined that control deficiencies relating to the preparation of hedge documentation and to the accounting for non-routine, complex financial structures and arrangements, which in part gave rise to this restatement, constituted material weaknesses in our internal control over financial reporting. In light of these material weaknesses, management:
•	Restated our results for the affected periods to reflect the changes in fair value of certain derivative transactions as unrealized gains and losses through earnings;
•	Discontinued hedge accounting for all derivative transactions to which the restatement applied; and
•	Restated our accounting for the RasGas 3 and VIP transactions described above.
Evaluation of Disclosure Controls and Procedures
In connection with the restatement, under the direction of our Chief Executive Officer and Chief Financial Officer, we re-evaluated the assessment of our disclosure controls and procedures. We identified the material weaknesses in our internal control over financial reporting relating to the preparation of hedge documentation and to the accounting for non-routine, complex financial structures and arrangements. Solely as a result of these material weaknesses, we, including our Chief Executive Officer and Chief Financial Officer, have now concluded that our disclosure controls and procedures were not effective as of December 31, 2007.
In connection with this 2007 Form 20-F/A Report, we have again conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, including the remedial actions described below in “Remediation of Material Weaknesses in Internal Control Over Financial Reporting,” as of April 6, 2009 our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or furnish under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Aside from the material weaknesses discussed below, during 2007 there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting
We believe, as of the date of this filing, that we have fully remediated the material weaknesses in our internal control over financial reporting relating to the preparation of hedge documentation and to the accounting for non-routine, complex financial structures and arrangements. Our remediation actions included:
•	Not applying hedge accounting to derivative instruments, other than certain foreign currency forward contracts;
•
Implementing a more rigorous process to determine the appropriate accounting treatment for complex accounting issues such as hedge accounting and non-routine, complex financial structures and arrangements, including the engagement of appropriately qualified external expertise.

Management’s Annual Report on Internal Control over Financial Reporting (restated)
1)	Our management is responsible for establishing and maintaining for us adequate internal controls over financial reporting.
2)
Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting includes those policies and procedures that a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and our directors; and c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

3)
We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

4)
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

5)
Based on the evaluation, our management believes that the documentation of controls and the design effectiveness of controls were appropriate. However, our management believes that, as of December 31, 2007, the controls were not operating effectively to ensure that (a) the accounting was appropriate for non-routine, complex financial structures and arrangements, and (b) hedge documentation requirements were met for certain derivative instruments, in accordance with generally accepted accounting principles. These control deficiencies resulted in an amendment of our Annual Report on Form 20-F for the year ended December 31, 2007, in order to restate the consolidated financial statements for 2007, 2006 and 2005; as well as a separate restatement of our financial statements for the first quarter of 2008. Accordingly, our management has concluded that these control deficiencies constitute material weaknesses.

6)
In Management’s Annual Report on Internal Control over Financial Reporting included in our original Annual Report on Form 20-F for the year ended December 31, 2007, our management concluded that we maintained effective internal control over financial reporting as of December 31, 2007. Solely as a result of these material weaknesses described above, our management has revised its earlier assessment and has now concluded that our internal control over financial reporting relating to the preparation of hedge documentation and to the accounting for non-routine, complex financial structures and arrangements was not effective as of December 31, 2007, based on the criteria in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Accordingly, our management has restated its report on internal control over financial reporting.

7)
Our independent auditors, Ernst & Young LLP, a registered public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Form 20-F/A.

Item 16A. Audit Committee Financial Expert
The information included in Item 16A in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
The Board has determined that director and Chair of the Audit Committee, Eileen A. Mercier, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B. Code of Ethics
The information included in Item 16B in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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

Item 16C. Principal Accountant Fees and Services
The information included in Item 16C in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
The information included in Item 16D in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The information included in Item 16E in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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

PART III
Item 17. Financial Statements
The information included in Item 17 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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

(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 8, 2005, and hereby incorporated by reference to such Report.

(9)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 10, 2006, and hereby incorporated by reference to such Report.

(10)	Previously filed as an exhibit to the Company’s Form 8-A (File No.1-12874), filed with the SEC on September 11, 2000, and hereby incorporated by reference to such Annual Report.

(11)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 14, 2003, and hereby incorporated by reference to such Report.

(12)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on December 21, 2006, and hereby incorporated by reference to such Report.

(13)	Previously filed as an exhibit to the Company’s Schedule TO – T/A, filed with the SEC on May 18, 2007, and hereby incorporated by reference to such schedule.

(14)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY CORPORATION
By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: April 6, 2009

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
As discussed in Note 21 to the accompanying consolidated financial statements, the Company has restated its financial statements for the years ended December 31, 2007, 2006 and 2005.
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
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2008, except for paragraphs 5 through 7 of Management’s Annual Report on Internal Control over Financial Reporting (restated), as to which the date is April 3, 2009, and expressed an adverse opinion thereon.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
March 9, 2008,	Chartered Accountants
except for Note 21, as to which the date is April 3, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
TEEKAY CORPORATION
We have audited Teekay Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Teekay Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
In its assessment management has identified material weaknesses in controls over its process of accounting for both derivative financial instruments and certain non-routine, complex financial structures and arrangements. These material weaknesses were considered in determining the nature, timing and extent of our audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated March 9, 2008, except for Note 21, as to which the date is April 3, 2009, on those financial statements.
In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Teekay Corporation has not maintained effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
March 9, 2008,
except for paragraphs 5 through 7 of Management’s Annual
Report on Internal Control over Financial Reporting (restated), as to which the date is April 3, 2009.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share amounts)

	Restated — Note 21
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

REVENUES (note 15)	2,395,507	2,013,737	1,957,732

OPERATING EXPENSES
Voyage expenses	527,308	522,957	419,071
Vessel operating expenses (note 15)	447,146	248,039	213,911
Time-charter hire expense (note 15)	466,481	402,168	468,190
Depreciation and amortization	329,113	223,965	205,529
General and administrative (note 15)	231,865	181,500	156,402
Gain on sale of vessels and equipment — net of writedowns (note 18)	(16,531)	(1,341)	(139,184)
Restructuring charge (note 14)	—	8,929	2,882

Total operating expenses	1,985,382	1,586,217	1,326,801

Income from vessel operations	410,125	427,520	630,931

OTHER ITEMS
Interest expense (note 15)	(422,433)	(100,089)	(142,048)
Interest income (note 15)	110,201	31,714	33,943
Foreign exchange (loss) gain (notes 8 and 15)	(39,912)	(50,416)	61,635
Minority interest expense	(8,903)	(6,759)	(13,475)
Other — net (note 14)	14,465	854	(4,370)

Total other items	(346,582)	(124,696)	(64,315)

Net income	63,543	302,824	566,616

Per common share amounts
• Basic earnings (note 19)	0.87	4.14	7.25
• Diluted earnings (note 19)	0.85	4.03	6.78
• Cash dividends declared	0.9875	0.8600	0.6200
Weighted average number of common shares (note 19)
• Basic	73,382,197	73,180,193	78,201,996
• Diluted	74,735,356	75,128,724	83,547,686
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	Restated — Note 21
	As at	As at
	December 31, 2007	December 31, 2006
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	442,673	343,914
Restricted cash — current (note 10)	33,479	64,243
Accounts receivable, including non-trade of $35,410 (2006 — $7,969)	262,420	191,963
Vessels held for sale (note 18a)	79,689	20,754
Net investment in direct financing leases — current	22,268	21,926
Prepaid expenses	126,761	78,495
Other assets	57,609	42,861

Total current assets	1,024,899	764,156

Restricted cash — long term (note 10)	652,717	615,749

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,061,619 (2006 — $859,014)	5,295,751	4,271,387
Vessels under capital lease, at cost, less accumulated amortization of $74,442 (2006 — $42,609) (note 10)	934,058	654,022
Advances on newbuilding contracts (note 16)	617,066	677,907

Total vessels and equipment	6,846,875	5,603,316

Net investment in direct financing leases — non-current	78,908	86,470
Investment in joint ventures (note 16)	135,515	124,295
Derivative instruments (note 15)	39,381	54,383
Loans to joint ventures	729,429	165,020
Other non-current assets	219,923	149,663
Intangible assets — net (note 6)	259,952	280,559
Goodwill (note 6)	434,590	266,718

Total assets	10,422,189	8,110,329

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	89,691	69,593
Accrued liabilities (note 7)	278,587	243,163
Current portion of long-term debt (note 8)	331,594	218,281
Current obligation under capital leases (note 10)	150,791	150,762
Current portion of in-process revenue contracts (note 6)	82,704	93,938

Total current liabilities	933,367	775,737

Long-term debt (note 8)	4,931,990	3,034,396
Long-term obligation under capital leases (note 10)	706,489	702,623
Derivative instruments (note 15)	164,769	69,459
Deferred income tax (note 1)	78,623	72,393
Asset retirement obligation (note 1)	24,549	21,215
In-process revenue contracts (note 6)	205,429	317,835
Other long-term liabilities	176,680	135,637

Total liabilities	7,221,896	5,129,295

Commitments and contingencies (notes 9, 10, 15 and 16)

Minority interest	544,339	461,887

Stockholders’ equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,772,529 shares outstanding (2006 - 72,831,923); 95,327,329 shares issued (2006 - 93,875,423)) (note 12)	628,786	596,712
Retained earnings	2,022,601	1,916,835
Accumulated other comprehensive income (note 1)	4,567	5,600

Total stockholders’ equity	2,655,954	2,519,147

Total liabilities and stockholders’ equity	10,422,189	8,110,329

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Restated — Note 21
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	63,543	302,824	566,616
Non-cash items:
Depreciation and amortization	329,113	223,965	205,529
Amortization of in-process revenue contracts	(70,979)	(22,404)	—
Gain on sale of marketable securities	(9,577)	(1,422)	—
Gain on sale of vessels	(16,531)	(9,041)	(151,427)
Loss on writedown of vessels and equipment	—	7,700	12,243
Loss on repurchase of bonds	947	375	13,255
Equity income (loss) (net of dividends received: December 31, 2007 — $661; December 31, 2006 — $6,585; December 31, 2005 — $9,227)	11,419	486	(2,670)
Income taxes	(3,192)	8,811	(2,787)
Employee stock option compensation	9,676	9,297	—
Foreign exchange (gain) loss and other — net	20,229	63,131	(35,608)
Unrealized (gains) losses on derivative instruments	99,055	(57,246)	33,203
Change in non-cash working capital items related to operating activities (note 17a)	(43,871)	50,360	(8,644)
Expenditures for drydocking	(85,403)	(31,120)	(20,668)
Distribution from subsidiaries to minority owners	(49,411)	(24,931)	(14,093)

Net operating cash flow	255,018	520,785	594,949

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	4,164,308	2,220,336	2,472,316
Debt issuance costs	(14,135)	(19,424)	(8,495)
Repayments of long-term debt	(2,178,464)	(1,300,172)	(2,690,866)
Repayments of capital lease obligations	(30,999)	(153,395)	(78,919)
Proceeds from loans from joint venture partner	44,185	4,280	33,500
Repayment of loans from joint venture partner	(68,968)	—	—
Decrease / (increase) in restricted cash	24,322	(328,035)	81,304
Net proceeds from sale of Teekay Offshore Partners L.P. units (note 5)	—	156,711	—
Net proceeds from sale of Teekay LNG Partners L.P. units (note 5)	84,185	—	257,986
Net proceeds from sale of Teekay Tankers Ltd. shares (note 5)	208,186	—	—
Issuance of Common Stock upon exercise of stock options	34,508	15,325	20,359
Repurchase of Common Stock (note 12)	(80,430)	(233,305)	(538,377)
Investment in subsidiaries from minority owners	—	—	25,329
Settlement of interest rate swaps	—	—	(143,295)
Cash dividends paid	(72,499)	(63,065)	(49,151)

Net financing cash flow	2,114,199	299,256	(618,309)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(910,304)	(442,470)	(555,142)
Proceeds from sale of vessels and equipment	214,797	326,901	534,007
Purchases of marketable securities	(59,165)	(549)	(34,443)
Proceeds from sale of marketable securities	57,093	8,898	—
Purchase of OMI Corporation, net of cash acquired of $427 (note 4)	(1,108,216)	—	—
Purchase of Petrojarl ASA, net of cash acquired of $71,728 (note 3)	(1,210)	(464,823)	—
Investment in joint ventures	(16,975)	(9,868)	(82,399)
Loans to joint ventures	(479,242)	(152,020)	(13,000)
Investment in direct financing lease assets	(13,947)	(13,420)	(23,708)
Direct financing lease payments received	21,151	19,323	12,440
Other investing activities	25,560	14,917	(4,448)

Net investing cash flow	(2,270,458)	(713,111)	(166,693)

Increase (decrease) in cash and cash equivalents	98,759	106,930	(190,053)
Cash and cash equivalents, beginning of the year	343,914	236,984	427,037

Cash and cash equivalents, end of the year	442,673	343,914	236,984

Supplemental cash flow information (note 17b)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands of U.S. dollars)

	Restated — Note 21
		Common		Accumulated
	Thousands	Stock and		Other
	of	Additional		Comprehensive	Total
	Common	Paid-in	Retained	Income	Stockholder’s
	Shares	Capital	Earnings	(Loss)	Equity
	#	$	$	$	$
Balance as at December 31, 2004	82,951	534,938	1,702,259	161	2,237,358

Net income			566,616		566,616
Other comprehensive income:
Unrealized loss on marketable securities				(1,405)	(1,405)
Unrealized net loss on qualifying cash flow hedging instruments (note 15)				(104)	(104)

Comprehensive income					565,107

Dividends declared			(49,155)		(49,155)
Reinvested dividends	1	4			4
Exercise of stock options	1,098	20,359			20,359
Issuance of Common Stock (note 12)	9	297			297
Repurchase of Common Stock (note 12)	(12,683)	(83,814)	(454,563)		(538,377)
Gain on public offering of Teekay LNG (note 5)			3,225		3,225

Balance as at December 31, 2005	71,376	471,784	1,768,382	(1,348)	2,238,818

Net income			302,824		302,824
Other comprehensive income:
Unrealized gain on marketable securities				8,370	8,370
Reclassification adjustment for gain on marketable securities				(1,422)	(1,422)

Comprehensive income					309,772

Dividends declared			(63,071)		(63,071)
Reinvested dividends	1	6			6
Exercise of stock options	745	15,325			15,325
Issuance of Common Stock (note 12)	13	429			429
Repurchase of Common Stock (note 12)	(5,837)	(42,132)	(191,173)		(233,305)
Settlement of the Premium Equity Participating Security Units	6,534	142,003			142,003
Employee stock option compensation (note 12)		9,297			9,297
Gain on public offering of Teekay Offshore (note 5)			99,873		99,873

Balance as at December 31, 2006	72,832	596,712	1,916,835	5,600	2,519,147

Net income			63,543		63,543
Other comprehensive income:
Unrealized gain on marketable securities				19,612	19,612
Minimum pension liability				(6,278)	(6,278)
Unrealized net gain on qualifying cash flow hedging instruments (note 15)				6,231	6,231
Reclassification adjustment for gain on marketable securities				(17,887)	(17,887)
Realized net gain on qualifying cash flow hedging instruments (note 15)				(2,711)	(2,711)

Comprehensive income					62,510

Dividends declared			(72,508)		(72,508)
Reinvested dividends	1	9			9
Change in accounting policy (note 1)			(1,011)		(1,011)
Exercise of stock options	1,435	34,508			34,508
Issuance of Common Stock (note 12)	15	589			589
Repurchase of Common Stock (note 12)	(1,511)	(12,708)	(67,722)		(80,430)
Employee stock option compensation (note 12)		9,676			9,676
Gain on public offerings of Teekay LNG and Teekay Tankers and other (note 5)			183,464		183,464

Balance as at December 31, 2007	72,772	628,786	2,022,601	4,567	2,655,954

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
The accompanying consolidated financial statements have been restated. The nature of the restatements and the effect on the consolidated financial statement line items are discussed in Note 21 of the Notes to Consolidated Financial Statements. In addition, certain disclosures in the following notes have been restated to be consistent with the consolidated financial statements.
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
Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred. For periods prior to October 1, 2006, the Company recognized voyage expenses ratably over the length of each voyage. The impact of recognizing voyage expenses ratably over the length of each voyage was not materially different on a quarterly and annual basis from recognizing such costs when incurred.
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
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for crude oil tankers, 25 to 30 years for FPSO units and 35 years for liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years or 35 years, respectively. Depreciation of vessels and equipment for the years ended December 31, 2007, 2006 and 2005 aggregated $279.7 million, $186.6 million and $166.5 million, respectively. Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.
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
Investment in joint ventures
Investments in companies over which the Company exercises significant influence, but does not consolidate are accounted for using the equity method, whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings. The excess carrying value of the Company’s investment over its underlying equity in the net assets is included in the consolidated balance sheet as investment in joint ventures. On December 1, 2006, the operating agreements for five 50%-owned joint ventures, each of which owns one shuttle tanker, were amended. These amendments resulted in the Company obtaining control of these joint ventures and, consequently, the Company has consolidated these entities effective December 1, 2006.

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
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Company generally does not designate its interest rate swap agreements, bunker fuel swap contracts and forward freight agreements as cash flow hedges for accounting purposes. The Company generally designates its foreign currency forward contracts as cash flow hedges for accounting purposes. (Please see note 21).
When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer possible of occurring.
For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in stockholders’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from stockholders’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged items is still considered possible of occurring, the gains and losses initially recognized in stockholders’ equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item. If the hedged items are no longer possible of occurring, amounts recognized in stockholders’ equity are immediately transferred to earnings.
For derivative financial instruments that are not designated or that do not qualify as hedges under Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, the changes in the fair value of the derivative financial instruments are recognized in earnings.
Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt are recorded in interest expense. Gains and losses from the Company’s non-designated interest rate swaps that hedge deposits are recorded in interest income. Gains and losses from the Company’s foreign currency forward contracts are recorded mainly in vessel operating expenses and general and administrative expense. Gains and losses from the Company’s non-designated bunker fuel swap contracts and forward freight agreements are recorded in revenues.
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
Asset retirement obligation
The Company has an asset retirement obligation (or ARO) relating to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. This obligation generally involves restoration of the environment surrounding the facility and removal and disposal of all production equipment. This obligation is expected to be settled at the end of the contract, which is anticipated no later than 2014. The ARO will be covered in part by contractual payments from FPSO contract counterparties.
The Company records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related equipment. Each period, the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset. As at December 31, 2007, the ARO and associated receivable from third parties were $24.5 million and $7.4 million, respectively (2006 — $21.2 million and $6.8 million, respectively).

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
The compensation cost of the Company’s stock options is primarily included in general and administrative expense. For stock options subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award.
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

Year Ended
December 31, 2005
$
(restated)
Net income — as reported	566,616
Add: Stock-based compensation expense included in reported net income	7,492
Less: Total stock-based compensation expense determined under fair value based method	(15,569)

Net income — pro forma	558,539

Basic earnings per common share:
As reported	7.25
Pro forma	7.14
Diluted earnings per common share:
As reported	6.78
Pro forma	6.69
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
In 2005, the Company adopted the Vision Incentive Plan (or the VIP) to reward exceptional corporate performance and shareholder returns. This plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the Economic Profit); and (b) market value added from 2001 to 2010 (or the MVA). The Plan terminates on December 31, 2010. Under the VIP, the Economic Profit is the difference between the Company’s annual return on invested capital and its weighted-average cost of capital multiplied by its average invested capital employed during the year, and the increase in MVA from January 1, 2001 to December 31, 2010, where the MVA is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.
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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The fair value of the VIP, excluding the portion not expected to vest, is recognized over the vesting periods. Participants that resign, retire or have their employment terminated, forfeit all rights to any distribution that is approved by the Board subsequent to their termination date. The fair value of the VIP is measured on the grant date and is remeasured at each reporting date thereafter. To comply with the provisions for fair value measurement in SFAS 123R, the Company has prepared a model to estimate the fair value of the VIP considering both the Economic Profit and MVA components. For each period, the assumptions used in the model were updated to take into account actual results, then current facts, information, business plans and the impacts of historical volatility on future estimates. As at December 31, 2007, the portion of the VIP liability related to the final distribution is included in other long-term liabilities and the portion related to the interim distribution is included in accrued liabilities. During the year ended December 31, 2007, the Company recorded an expense from the VIP of $9.7 million ($15.4 million — 2006 and $7.5 million — 2005), which is included in general and administrative expense. As of December 31, 2007, the total compensation cost related to non-vested awards, under the VIP, not yet recognized was $27.4 million. This will be recognized over the period from 2008 to 2010.
Income taxes
The legal jurisdictions in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. However, among others, the Company’s Australian ship-owning subsidiaries and its Norwegian subsidiaries are subject to income taxes (see Note 14). Deferred income taxes are $78.6 million, $72.4 million and $67.3 million at December 31, 2007, 2006 and 2005, respectively, which are primarily the result of basis differences for vessels and equipment and long-term debt. The Company accounts for such taxes using the liability method pursuant to SFAS No. 109, “Accounting for Income Taxes.”
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
As at December 31, 2007 and 2006, the Company’s accumulated other comprehensive income consisted of the following components:

	December 31, 2007	December 31, 2006
	$	$
	(restated)	(restated)
Unrealized gain on derivative instruments	3,520	—
Minimum pension liability	(6,278)	—
Unrealized gain on marketable securities	7,325	5,600

	4,567	5,600

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

TEEKAY CORPORATION AND SUBSIDIARIES
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
The Company has four reportable segments: its offshore segment, its fixed-rate tanker segment, its liquefied gas segment, and its spot tanker segment. The Company’s offshore segment consists of shuttle tankers, FPSO units and floating storage and offtake (or FSO) units. The Company’s fixed-rate tanker segment consists of conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts. The Company’s liquefied gas segment consists of LNG and LPG carriers. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.
The following tables present results for these segments for the years ended December 31, 2007, 2006 and 2005.

		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Year ended December 31, 2007	(restated)	(restated)	(restated)	(restated)	(restated)

Revenues	992,326	195,942	166,981	1,040,258	2,395,507
Voyage expenses	117,571	2,707	109	406,921	527,308
Vessel operating expenses	283,636	51,458	30,239	81,813	447,146
Time charter hire expense	160,993	25,812	—	279,676	466,481
Depreciation and amortization	172,983	36,018	46,018	74,094	329,113
General and administrative (1)	97,161	18,221	20,521	95,962	231,865
Gain on sale of vessels and equipment	(16,531)	—	—	—	(16,531)

Income from vessel operations	176,513	61,725	70,094	101,793	410,125

Equity loss	—	(2,879)	(130)	(9,395)	(12,404)
Investments in joint ventures at December 31, 2007	16	4,490	97,920	33,089	135,515
Total assets at December 31, 2007	3,187,635	795,775	3,366,049	1,966,166	9,315,625
Expenditures for vessels and equipment (2)	328,999	63,698	392,779	124,828	910,304

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Year ended December 31, 2006	(restated)	(restated)	(restated)	(restated)	(restated)

Revenues	667,847	181,605	104,489	1,059,796	2,013,737
Voyage expenses	89,642	1,999	975	430,341	522,957
Vessel operating expenses	126,956	44,083	18,912	58,088	248,039
Time charter hire expense	170,308	16,869	—	214,991	402,168
Depreciation and amortization	105,861	32,741	33,160	52,203	223,965
General and administrative (1)	56,769	15,843	15,531	93,357	181,500
Gain on sale of vessels and equipment — net of writedowns	698	—	—	(2,039)	(1,341)
Restructuring charge	—	—	—	8,929	8,929

Income from vessel operations	117,613	70,070	35,911	203,926	427,520

Equity income (loss)	6,117	831	(226)	(623)	6,099
Investments in joint ventures at December 31, 2006	20	5,132	86,119	33,024	124,295
Total assets at December 31, 2006	3,081,177	678,033	2,481,378	1,116,145	7,356,733
Expenditures for vessels and equipment (2)	118,455	33,938	5,092	284,985	442,470

		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Year ended December 31, 2005	(restated)	(restated)	(restated)	(restated)	(restated)

Revenues	559,094	170,256	102,423	1,125,959	1,957,732
Voyage expenses	69,137	2,919	70	346,945	419,071
Vessel operating expenses	94,140	39,731	17,434	62,606	213,911
Time charter hire expense	168,378	26,082	—	273,730	468,190
Depreciation and amortization	89,177	29,702	31,545	55,105	205,529
General and administrative (1)	46,704	11,863	14,624	83,211	156,402
Gain on sale of vessels and equipment — net of writedowns	2,820	—	—	(142,004)	(139,184)
Restructuring charge	955	—	—	1,927	2,882

Income from vessel operations	87,783	59,959	38,750	444,439	630,931

Equity income	5,389	1,275	—	5,233	11,897
Investments in joint ventures at December 31, 2005	29,138	4,769	82,399	29,142	145,448
Total assets at December 31, 2005	1,355,554	674,067	1,773,790	906,028	4,709,439
Expenditures for vessels and equipment (2)	13,106	47,547	320,361	174,128	555,142

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Excludes vessels purchased as part of the Company’s acquisition of 50% of OMI Corporation in August 2007, Petrojarl in October 2006 and Teekay Spain in April 2004.
A reconciliation of total segment assets to amounts presented in the accompanying Consolidated Balance Sheets is as follows:

	December 31,	December 31,
	2007	2006
	$	$
	(restated)	(restated)
Total assets of all segments	9,315,625	7,356,733
Cash and restricted cash	446,102	352,607
Accounts receivable and other assets	660,462	400,989

Consolidated total assets	10,422,189	8,110,329

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
3.	Acquisition of Petrojarl ASA
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
The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed by the Company at October 1, 2006 as determined in the fourth quarter of 2006 and the finalized purchase price allocation:

	Original at		Revised at
	October 1, 2006	Revisions	October 1, 2006
	$	$	$
ASSETS
Cash, cash equivalents and short-term restricted cash	73,238	—	73,238
Other current assets	48,760	—	48,760
Vessels and equipment	1,249,253	(173,580)	1,075,673
Other assets — long-term	21,486	(601)	20,885
Intangible assets subject to amortization	49,870	(49,870)	—
Goodwill (offshore segment)	95,465	132,862	228,327

Total assets acquired	1,538,072	(91,189)	1,446,883

LIABILITIES
Current liabilities	60,125	—	60,125
Long-term debt	325,000	—	325,000
Asset retirement obligation	20,831	—	20,831
In-process revenue contracts	434,177	(74,252)	359,925
Other long-term liabilities	56,822	(25,073)	31,749

Total liabilities assumed	896,955	(99,325)	797,630

Minority interest	104,337	8,136	112,473

Net assets acquired (cash consideration)	536,780	—	536,780

The following table shows comparative summarized consolidated pro forma financial information for the Company for the years ended December 31, 2006 and 2005, giving effect to the acquisition of 65% of the outstanding shares in Petrojarl as if it had taken place on January 1 of each of the periods presented:

	Pro Forma	Pro Forma
	Year Ended	Year Ended
	December 31, 2006	December 31, 2005
	(unaudited)	(unaudited)
	$	$
	(restated)	(restated)
Revenues	2,284,498	2,328,025
Net income	310,936	569,016
Earnings per common share
– Basic	4.25	7.28
– Diluted	4.14	6.81

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
4.	Acquisition of 50% of OMI Corporation
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
The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed by the Company at August 1, 2007:

	Original at		Revised at
	August 1, 2007	Revisions	August 1, 2007
	$	$	$
ASSETS
Cash, cash equivalents and short-term restricted cash	577	—	577
Other current assets	67,159	(31,381)	35,778
Vessels and equipment	923,670	—	923,670
Other assets — long-term	6,820	31,680	38,500
Investment in joint venture	64,244	3,095	67,339
Intangible assets subject to amortization (weighted-average	60,540	(893)	59,647
amortization period of 4.2 years) Goodwill (spot tanker segment)	31,961	4,119	36,080

Total assets acquired	1,154,971	6,620	1,161,591

LIABILITIES
Current liabilities	21,006	(1,429)	19,577
Other long-term liabilities	—	11,780	11,780
In-process revenue contracts	25,402	(3,811)	21,591

Total liabilities assumed	46,408	6,540	52,948

Net assets acquired (cash consideration)	1,108,563	80	1,108,643

The following table shows summarized consolidated pro forma financial information for the Company for the years ended December 31, 2007 and 2006, giving effect to the acquisition of OMI assets by the Company as if it had taken place on January 1 of each of the periods presented:

	Pro Forma	Pro Forma
	Year Ended	Year Ended
	December 31,	December 31,
	2007	2006
	(unaudited)	(unaudited)
	$	$
	(restated)	(restated)
Revenues	2,533,951	2,288,563
Gain on sale of vessels and equipment — net of write-downs	16,531	79,558
Net income	59,352	407,803
Earnings per common share:
— Basic	0.81	5.57
— Diluted	0.79	5.43

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
5.	Public Offerings
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
As a result of these offerings, the Company recorded increases to stockholders’ equity of $141.0 million and $25.1 million, respectively, which represents the Company’s gain from the issuance of shares and units, respectively.
During December 2006, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore), completed its initial public offering of 8.1 million of its common units representing limited partner interests at a price of $21.00 per unit. As a result of this offering, the Company recorded an increase to stockholders’ equity of $99.7 million, which represents the Company’s gain from the issuance of units.
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

TEEKAY CORPORATION AND SUBSIDIARIES
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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
7.	Accrued Liabilities

	December 31, 2007	December 31, 2006
	$	$

Voyage and vessel expenses	142,627	120,329
Interest	40,839	37,135
Payroll and benefits and other	77,251	84,031
Current portion of derivative liabilities	17,870	1,668

	278,587	243,163

8. Long-Term Debt

	December 31, 2007	December 31, 2006
	$	$
	(restated)	(restated)

Revolving Credit Facilities	2,393,967	1,448,000
Senior Notes (8.875%) due July 15, 2011	246,059	262,324
USD-denominated Term Loans due through 2021	2,162,420	1,095,446
Euro-denominated Term Loans due through 2023	443,992	411,319
USD-denominated Unsecured Demand Loan	17,146	35,588

	5,263,584	3,252,677
Less current portion	331,594	218,281

	4,931,990	3,034,396

As of December 31, 2007, the Company had eleven long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $3,651.6 million, of which $1,257.6 million was undrawn. Interest payments are based on LIBOR plus margins; at December 31, 2007, the margins ranged between 0.50% and 0.75% (2006 — 0.50% and 1.00%) and the three-month LIBOR was 4.70% (2006 — 5.36%). The total amount available under the Revolvers reduces by $181.3 million (2008), $188.5 million (2009), $196.0 million (2010), $781.6 million (2011), $214.1 million (2012) and $2,090.1 million (thereafter). All of the Revolvers are collateralized by first-priority mortgages granted on 62 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.
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
The Company has sixteen U.S. Dollar-denominated term loans outstanding, which, as at December 31, 2007, totaled $2,162.4 million (2006 — $1,095.4 million). Certain of the term loans with a total outstanding principal balance of $509.4 million, as at December 31, 2007, (2006 — $235.5 million) bear interest at a weighted-average fixed rate of 5.09% (2006 — 4.89%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At December 31, 2007, the margins ranged between 0.3% and 1.0% (2006 — 0.45% and 1.05%) and the three-month LIBOR was 4.7% (2006 — 5.36%). The term loans reduce in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel, and fourteen of them also have balloon or bullet repayments due at maturity. The term loans are collateralized by first-preferred mortgages on 34 (2006 — 24) of the Company’s vessels, together with certain other security. In addition, all but $103.8 million (2006 — $111.7 million) of the outstanding term loans are guaranteed by Teekay or its subsidiaries. Included in the total of $2,162.4 million (2006 — $1,095.4 million) is a loan for $601.0 million (2006 — $151.1 million) which is in place to fund the RasGas 3 joint venture project and for which the Company is liable on a joint and several basis together with its unrelated project partner (see Note 16(c)). The Company has reported 100% of the obligation under this borrowing agreement. The funds received have been advanced to the RasGas 3 joint venture, which is accounted for using the equity method and the entire amount advanced is included in Loans to Joint Ventures.
The Company has two Euro-denominated term loans outstanding, which, as at December 31, 2007 totaled 304.3 million Euros ($444.0 million). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At December 31, 2007, the margins ranged between 0.6% and 0.66% (2006 — 1.1% and 1.3%) and the one-month EURIBOR was 4.3% (2006 — 3.63%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.
Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized a foreign exchange loss of $22.1 million during the year ended December 31, 2007 ($45.4 million loss — 2006, $59.8 million gain — 2005).

TEEKAY CORPORATION AND SUBSIDIARIES
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
The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2007 was 6.0% (December 31, 2006 — 6.1%). This rate does not reflect the effect of the Company’s interest rate swaps (see Note 15).
Among other matters, the Company’s long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free cash be maintained. As at December 31, 2007 and 2006, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at December 31, 2007, this amount was $326.0 million (2006 — $180.2 million).
The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2007 are $331.6 million (2008), $292.5 million (2009), $420.5 million (2010), $1,179.6 million (2011), $254.7 million (2012) and $2,784.5 million (thereafter).
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
FPSO Units. As at December 31, 2007, the Company was a party, as lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, Petrojarl has legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed Petrojarl’s liability for making the remaining periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.
The Defeased Rental Payments for the Petrojarl Foinaven are based on assumed Sterling LIBOR of 8% per annum. If actual interest rates are greater than 8% per annum, the Company receives rental rebates; if actual interest rates are less than 8% per annum, the Company is required to pay rentals in excess of the Defeased Rental Payments. For accounting purposes, this embedded derivative has been separated from the host contract and is accounted for as a derivative instrument.
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
As at December 31, 2007 and December 31, 2006, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $492.2 million and $481.9 million, respectively. As at December 31, 2007 and December 31, 2006, the weighted-average interest rate earned on the deposits was 5.3% and 5.4%, respectively.
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
11.	Fair Value of Financial Instruments and Credit Risk Concentration
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents — The fair value of the Company’s cash and cash equivalents approximate their carrying amounts reported in the accompanying Consolidated Balance Sheet.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Marketable securities — The fair value of the Company’s marketable securities have been determined using the closing price on the date of determination for those securities.
Loans to joint ventures — The fair value of the Company’s loans to joint ventures approximate their carrying amounts reported in the accompanying consolidated balance sheet.
Long-term debt — The fair value of the Company’s fixed-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.
Derivative instruments — The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, bunker fuel prices and the spot tanker market rates for vessels.
The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	$	$	$	$
	(restated)	(restated)	(restated)	(restated)
Cash and cash equivalents, marketable securities, and restricted cash	1,175,360	1,175,360	1,057,023	1,057,023
Loans to joint ventures	729,429	729,429	165,020	165,020
Long-term debt	(5,263,584)	(5,246,670)	(3,252,677)	(3,257,475)
Derivative instruments (note 15)
Interest rate swap agreements	(154,148)	(154,148)	(49,637)	(49,637)
Interest rate swap agreements	38,823	38,823	66,225	66,225
Interest rate swaptions	(2,480)	(2,480)	(1,252)	(1,252)
Foreign currency contracts	35,038	35,038	8,065	8,065
Bunker fuel swap contracts	32	32	(840)	(840)
Forward freight agreements	(5,478)	(5,478)	268	268
Foinaven embedded derivative (note 10)	(19,581)	(19,581)	(19,206)	(19,206)
12.	Capital Stock
The authorized capital stock of Teekay at December 31, 2007 and 2006 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During 2007, the Company issued 1.4 million shares upon exercise of stock options, and repurchased 1.5 million shares for a total cost of $80.4 million. As at December 31, 2007, Teekay had 95,327,329 shares of Common Stock (2006 — 93,875,423) and no shares of Preferred Stock issued. As at December 31, 2007, Teekay had 72,772,529 shares of Common Stock outstanding (2006 — 72,831,923).
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
As at December 31, 2007, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 6,435,911 shares of Common Stock (2006 — 7,872,661) for issuance upon exercise of options or equity awards granted or to be granted. During the years ended December 31, 2007, 2006 and 2005, the Company granted options under the Plans to acquire up to 836,100, 1,045,200, and 620,700 shares of Common Stock, respectively, to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All outstanding options expire between June 13, 2008 and May 5, 2017, ten years after the date of each respective grant.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
A summary of the Company’s stock option activity and related information for the year ended December 31, 2007, is as follows:

	December 31, 2007
	Options	Weighted-Average
	(000’s)	Exercise Price
	#	$
Outstanding-beginning of year	4,405	28.78
Granted	836	51.44
Exercised	(1,437)	24.01
Forfeited	(139)	39.18

Outstanding-end of year	3,665	35.42

Exercisable — end of year	2,014	26.84

Vested and expected to vest — end of year	3,465	34.87

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
Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2007 are as follows:

	Outstanding Options			Exercisable Options
		Weighted-	Weighted-		Weighted-	Weighted-
Range of Exercise	Options	Average	Average	Options	Average	Average
Prices	(000’s)	Remaining Life	Exercise Price	(000’s)	Remaining Life	Exercise Price
	#	(years)	$	#	(years)	$
$8.44 – $9.99	43	1.4	8.44	43	1.4	8.44
$10.00 – $14.99	202	1.9	11.99	202	1.9	11.99
$15.00 – $19.99	677	4.8	19.57	677	4.8	19.57
$20.00 – $24.99	234	3.3	20.56	234	3.3	20.56
$30.00 – $34.99	400	6.2	33.63	400	6.2	33.63
$35.00 – $39.99	875	8.2	38.94	210	8.2	38.94
$40.00 – $44.99	2	7.4	42.33	1	7.4	42.33
$45.00 – $49.99	430	7.2	46.80	247	7.2	46.80
$50.00 – $54.99	799	9.2	51.40	—	—	—
$60.00 – $64.99	3	9.4	60.96	—	—	—

	3,665	6.7	35.42	2,014	5.2	26.84

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
As at December 31, 2007, the Company had no restricted stock units outstanding. During 2007, 383,005 restricted stock units with a market value of $20.8 million vested and that amount was paid to grantees in cash. During the year ended December 31, 2007, the Company recorded an expense of $7.6 million ($8.9 million — 2006) related to the restricted stock units.
During 2007, the Company granted 19,040 (2006 — 20,090 and 2005 — 13,640) shares of restricted stock awards with a fair value of $1.0 million, based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted and are subject to potential forfeiture. If at any point in time during the three-year period after the date of grant a recipient of these shares ceases to be a director of the Company, then the shares of restricted stock that remain subject to forfeiture must be returned to the Company. These shares of restricted stock are released from this forfeiture provision equally over three years.
13.	Related Party Transactions
As at December 31, 2007 Resolute Investments, Ltd. (or Resolute) owned 41.8% (December 31, 2006 — 44.8% and December 31, 2005 — 45.7%) of the Company’s outstanding Common Stock. One of the Company’s directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of the Company’s directors, Axel Karlshoej, is among the directors of Path Spirit Limited, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
14.	Restructuring Charge and Other Loss

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2006	December 31, 2005
	$	$	$
	(restated)	(restated)	(restated)
Equity (loss) income from joint ventures	(12,404)	6,099	11,897
Gain on sale of marketable securities	9,577	1,422	—
Loss on bond repurchase	(947)	(375)	(13,255)
Loss from settlement of interest rate swaps	—	—	(7,820)
Write-off of capitalized debt issuance costs	—	(2,790)	(7,462)
Income tax recovery (expense)	3,192	(8,811)	2,787
Loss on expiry of options to construct LNG carriers	—	(6,102)	—
Volatile organic compound emission plant lease income	10,960	11,445	10,484
Miscellaneous income (expense)	4,087	(34)	(1,001)

Other — net	14,465	854	(4,370)

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
15.	Derivative Instruments and Hedging Activities
The Company uses derivatives in accordance with its overall risk management policies. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot tanker market rates for vessels and bunker fuel prices.
The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. These foreign currency forward contracts are designated as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges for accounting purposes, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive loss, until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive loss is released to earnings and is recorded within operating expenses, based on the nature of the related expense. The ineffective portion of these foreign currency forward contracts has also been reported in operating expenses, based on the nature of the related expense. During the year ended December 31, 2007, the Company recognized unrealized losses of $0.1 million in general and administrative expenses and in vessel operating expenses, relating to the ineffective portion of its foreign currency forward contracts; (2006 — nil; 2005 — nil).
For foreign currency forward contracts that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in their fair value are recognized in earnings and are reported in operating expenses, based on the nature of the related expense. During the year ended December 31, 2007, the Company recognized unrealized gains of $8.0 million in general and administrative expenses, $11.3 million in vessel operating expenses, $0.8 million in time-charter hire expenses, and $3.4 million in foreign exchange (loss) gain, respectively, relating to foreign currency forward contracts that are not designated or that do not qualify as hedges. During the year ended December 31, 2006, the Company recognized unrealized gains of $2.3 million in general and administrative expenses, $9.5 million in vessel operating expenses, and $0.5 million in time-charter hire expenses, respectively, relating to foreign currency forward contracts that are not designated or that do not qualify as hedges. During the year ended December 31, 2005, the Company recognized unrealized losses of $10.7 million in general and administrative expenses, $7.2 million in vessel operating expenses, and $0.2 million in time-charter hire expenses, respectively, relating to foreign currency forward contracts that are not designated or that do not qualify as hedges.
As at December 31, 2007, the Company was committed to the following foreign currency forward contracts for the forward purchase of foreign currency:

	Contract amount	Average
	in foreign	contractual	Expected maturity
	currency	exchange rate(1)	2008	2009	2010
	(millions)		(in millions of U.S. Dollars)
Norwegian Kroner:	2,116.4	5.94	$276.6	$74.6	$5.0
Euro:	20.3	0.71	$24.3	$4.1	—
Canadian Dollar:	74.8	1.03	$57.8	$14.7	—
British Pounds:	36.8	0.51	$52.3	$17.6	$1.9
Australian Dollar:	5.0	1.25	$4.0	—	—
Singapore Dollar:	14.0	1.44	$9.7	—	—

(1)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
In addition, certain of the Company’s forward contracts obligate the Company to enter into forward purchase contracts for approximately Norwegian Kroner 90.0 million at a rate of 6.34 Norwegian Kroner per U.S. Dollar at the discretion of the counterparty during 2008.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
As at December 31, 2007, the Company’s accumulated other comprehensive income included $3.5 million of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at December 31, 2007, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $2.7 million of net gains on foreign currency forward contracts from accumulated other comprehensive gain to earnings during the next 12 months.
The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated its interest rate swaps as cash flow hedges for accounting purposes. Unrealized gains or losses relating to changes in fair value of the Company’s interest rate swaps have been reported in interest expense or interest income in the consolidated statements of income (loss). During the year ended December 31, 2007, the Company recognized an unrealized loss in interest expense of $133.0 million (2006 — $71.1 million unrealized gain; 2005 — $18.3 million unrealized loss), and an unrealized gain in interest income of $10.9 million (2006 — $25.8 million unrealized loss; 2005 — nil) relating to the changes in fair value of its interest rate swaps.
As at December 31, 2007, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

			Fair Value /
			Carrying Amount	Weighted-	Fixed
	Interest	Principal	of Asset /	Average	Interest
	Rate Index	Amount	(Liability)	Remaining Term	Rate
		$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	508,557	8,769	29.1	4.9
U.S. Dollar-denominated interest rate swaps (restated)	LIBOR	3,160,126	(112,279)	8.0	5.0
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	1,059,536	(30,094)	16.9	5.3
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	481,469	(15,315)	29.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4) (5)	EURIBOR	443,992	33,594	16.5	3.8

(1)	Excludes the margins the Company pays on its variable-rate debt, which at of December 31, 2007 ranged from 0.3% to 1.00%

(2)	Principal amount reduces quarterly.

(3)	Inception dates of swaps are 2008 ($151.0 million), 2009 ($408.5 million), 2010 ($300.0 million) and 2011 ($200.0 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($102.3 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 304.3 million Euro.
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

	Principal
Interest Rate Index	Amount(1)	Start date	Remaining Term	Fixed Interest Rate
	$		(years)	(%)
LIBOR	150,000	August 31, 2009	12.0	4.3
LIBOR	117,188	February 15, 2008	11.3	4.0

(1)	Principal amount reduces $5.0 million semi-annually ($150.0 million) and $2.6 million quarterly ($117.2 million).
In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, the Company has entered into forward freight agreements (FFAs) and synthetic time-charters (STCs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus hedging a portion of the Company’s exposure to the spot tanker market rates. STCs are a means of achieving the equivalent of a time-charter for a vessel that trades in the spot tanker market by taking the short position in a long-term FFA. As at December 31, 2007, the Company had six STCs which were equivalent to 3.5 Suezmax vessels. As at December 31, 2007, the FFAs, which include STCs, had an aggregate notional value of $78.3 million, which is an aggregate of both long and short positions, and a net fair value of ($5.8) million. The FFAs, which include STCs, expire between January 2008 and September 2009. The Company has not designated these contracts as cash flow hedges for accounting purposes. Net gains and losses from FFAs and STCs are recorded within revenues in the consolidated statements of income.
The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. The Company has not designated its bunker fuel swap contracts as cash flow hedges for accounting purposes. As at December 31, 2007, the Company was committed to contracts totalling 1,200 metric tonnes with a weighted-average price of $451.3 per tonne and a fair value of ($0.03) million. The fuel swap contracts expire in January 2008.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The Company is exposed to credit loss in the event of non-performance by the counterparties to the foreign currency forward contracts, interest rate swap agreements, FFAs and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counterparties.
The Company also uses FFAs in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within strictly defined limits. Historically, the Company has used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decrease this exposure. The Company believes that it can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at December 31, 2007, the Company was committed to non-hedge-related FFAs totaling 7.0 million metric tonnes with a notional principal amount of $69.9 million and a fair value of $0.3 million. These FFAs expire between January 2008 and December 2008.
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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
d) Other
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
17.	Supplemental Cash Flow Information
a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2006	December 31, 2005
	$	$	$
Accounts receivable	(44,837)	(15,417)	58,357
Prepaid expenses and other assets	(28,655)	(21,909)	(23,052)
Accounts payable	18,588	19,262	(17,690)
Accrued and other liabilities	11,033	68,424	(26,259)

	(43,871)	50,360	(8,644)

b)
On October 31, 2006, the first of the Company’s three RasGas II LNG Carriers delivered and commenced operations under a capital lease. During 2006, the Company recorded the costs of two RasGas II LNG Carriers under construction and the related lease obligation amounting to $295.2 million (note 21b). Upon delivery of the two RasGas II LNG Carriers in 2007, the remaining vessel costs and related lease obligations amounting to $15.3 million were recorded. These transactions are treated as non-cash transactions in the Company’s consolidated statement of cash flows for the years ended December 31, 2006 and 2007, respectively.

c)	Cash interest paid during the years ended December 31, 2007, 2006 and 2005 totaled $320.6 million, $182.9 million and $148.9 million, respectively.
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

TEEKAY CORPORATION AND SUBSIDIARIES
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
19.	Earnings Per Share

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2006	December 31, 2005
	$	$	$
	(restated)	(restated)	(restated)

Net income available for common stockholders	63,543	302,824	566,616

Weighted average number of common shares	73,382,197	73,180,193	78,201,996
Dilutive effect of employee stock options and restricted stock awards	1,317,879	1,589,914	2,110,373
Dilutive effect of Equity Units	35,280	358,617	3,235,317

Common stock and common stock equivalents	74,735,356	75,128,724	83,547,686

Earnings per common share:
— Basic	0.87	4.14	7.25
— Diluted	0.85	4.03	6.78
For the years ended December 31, 2007, 2006 and 2005, the anti-dilutive effect of 1.0 million, 1.1 million and 0.6 million shares attributable to outstanding stock options and the Equity Units were excluded from the calculation of diluted earnings per share.
20.	Valuation and Qualifying Accounts

	Balance at beginning	Balance at end
	of year	of year
	$	$
Allowance for bad debts:
Year ended December 31, 2006	1,706	1,765
Year ended December 31, 2007	1,765	1,256

Restructuring cost accrual:
Year ended December 31, 2006:	1,171	2,147
Year ended December 31, 2007:	2,147	—

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
21.	Restatement of Previously Issued Financial Statements
a.	Derivative Instruments and Hedging Activities
In August 2008, the Company commenced a review of its application of Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Based on its review the Company concluded that certain of its interest rate swap agreements, foreign currency forward contracts, bunker fuel swap contracts and forward freight agreements did not qualify for hedge accounting treatment under SFAS No. 133 for the years ended December 31, 2007, 2006, 2005, 2004 and 2003. The Company’s findings were as follows:
•
One of the requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, entities must periodically assess the effectiveness of hedging relationships both prospectively and retrospectively. Based on the Company’s review, the Company concluded that the hedge effectiveness assessment that was conducted for certain of the Company’s derivative instruments on the date of designation was not sufficient to conclude that the derivative instruments would be highly effective, in accordance with the technical requirements of SFAS No. 133, in achieving offsetting changes in cash flows attributable to the risk being hedged.

•
To conclude that hedge accounting is appropriate, another requirement of SFAS No. 133 is that the applicable hedge documentation specifies the method that will be used to assess, retrospectively and prospectively, the hedging instrument’s effectiveness, and the method that will be used to measure hedge ineffectiveness. Documentation for certain of the Company’s derivative instruments did not clearly specify the method to be used to measure hedge ineffectiveness.

•
Certain of the Company’s derivative instruments were designated as hedges when the derivative instruments had a non-zero fair value. However, this designation was not appropriate as the Company used certain methods of measuring ineffectiveness that are not allowed in the case of non-zero fair value derivatives.

For accounting purposes the Company should have reflected changes in fair value of these derivative instruments as increases or decreases to the Company’s net income on its consolidated statements of income, instead of being reflected as increases or decreases to accumulated other comprehensive income (loss), a component of stockholders’ equity on the consolidated balance sheets and statements of changes in stockholders’ equity.
The change in accounting for these transactions does not affect the Company’s cash flows or liquidity.
b.	Non-Routine, Complex Financial Structures and Arrangements, and Other
Subsequent to the release of its preliminary second quarter financial results, the Company reviewed and revised its financial statement presentation of debt and interest rate swap agreements related to its joint venture interests in the RasGas II and RasGas 3 LNG carriers. As a result, certain of the Company’s assets and liabilities have been grossed up for accounting presentation purposes. These adjustments, which do not affect the Company’s net income, cash flow, liquidity, cash distributions or stockholder’s’ equity in any period, are described below.
•
In January 2006, the Company entered into a sale and 30-year leaseback arrangement pertaining to shipbuilding contracts for its 70 percent interest in the three RasGas II LNG carriers. The Company has since determined that it should have recorded the accumulated construction cost of these vessels for accounting purposes in accordance with Emerging Issues Task Force Issue 97-10, as the Company retained certain construction period risks subsequent to the RasGas II sale-leaseback transaction. This adjustment does not impact the accounting treatment for these vessels in any period subsequent to their delivery in the first quarter of 2007. The Company has now restated its consolidated balance sheet as at December 31, 2006 to record the accumulated cost of approximately $295 million for these vessels under construction, and related capital lease obligations.

•
Through a wholly owned subsidiary, the Company owns a 40 percent interest in the four RasGas 3 LNG carriers. The joint venture partner, a wholly-owned subsidiary of Qatar Gas Transport Company, owns the remaining 60 percent interest. Both wholly-owned subsidiaries are joint and several co-borrowers with respect to the RasGas 3 term loan and related interest rate swap agreements. Previously, the Company recorded 40 percent of the RasGas 3 term loan and interest rate swap obligations in its financial statements. The Company has now made adjustments to its balance sheet to reflect 100 percent of the RasGas 3 term loan (2007 - $360.6 million; 2006 — $90.7 million) and interest rate swap obligations (2007 — $9.6 million; 2006 — $(0.4) million), as well as offsetting increases in assets, for the fourth quarter of 2006 through the fourth quarter of 2007. The Company has also made adjustments to its statement of income to reflect 100 percent of the interest expense (2007 — $17.1 million; 2006 — $1.3 million) on the RasGas 3 term loan with an offsetting amount to interest income from its advances to the joint venture. These adjustments do not result in any increase to the Company’s net exposure in this joint venture.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
In 2005, the Company adopted a long-term share-based incentive plan (the Vision Incentive Plan or VIP) for senior management. During 2005, the Company recognized the VIP expense when incurred instead of over the vesting period. Upon transition to SFAS 123R on January 1, 2006, the Company was required to account for the VIP based on the fair value of the award as the VIP has a share-based component in determining the amount of the ultimate grant. However, the Company continued to calculate compensation expense for the VIP under the methodology it had followed in 2005, as it did not identify the VIP as within the scope of SFAS 123R. The Company has now made adjustments to our statements of income to increase (decrease) general and administrative expenses during 2007 — $3.5 million; 2006 — $6.0 million; 2005 — ($14.0) million and to our balance sheets to decrease other long-term liabilities (2007 — $8.1 million; 2006 — $8.0 million; 2005 — $14.0 million) and increase accrued liabilities (2007 - $3.6 million; 2006 — nil; 2005 — nil). These accounting adjustments associated with the VIP do not impact amounts paid out under the plan.
The Company has also restated certain other items primarily relating to amounts attributable to minority interests (other assets: 2007 — $8.4 million, 2006 — $9.5 million, 2005 — $7.1 million; minority interest: 2007 — $16.8 million, 2006 — $7.5 million, 2005 - $4.6 million; minority interest expense: 2007 — $2.8 million, 2006 — $1.1 million) and to the measurement of the fair value of certain derivative instruments (derivative instruments: 2007 — $6.2 million; other long-term liabilities: 2007 — $3.3 million) and has reclassified an embedded derivative instrument from other long-term liabilities to derivative instruments (2007 — $19.6 million; 2006 — $19.0 million).
As a result of the accounting treatment assessment conclusions described above in this Note 21, the Company is restating herein its historical balance sheets as of December 31, 2007 and 2006; its statements of income, statements of cash flows and its statements of changes in stockholders’ equity for the years ended December 31, 2007, 2006 and 2005.
The following table sets forth a reconciliation of the Company’s previously reported and restated net income and retained earnings as of the date and for the periods shown (in thousands of US dollars):

	Net Income			Retained Earnings
	2007	2006	2005	December 31, 2004

As Previously Reported	181,251	262,244	570,900	1,758,552
Derivative instruments, net of minority interest	(108,733)	47,767	(18,259)	(56,293)
Non-routine, complex financial structures and arrangements, and other	(8,975)	(7,187)	13,975	—

As Restated	63,543	302,824	566,616	1,702,259

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The following table presents the effect of the restatement on the Company’s Consolidated Statement of Income (in thousands of U.S. dollars, except share and per share amounts):

	Year Ended December 31, 2007
		Adjustments
			Non-Routine,
			Complex
			Financial
			Structures and
	As	Derivative	Arrangements,	As
	Reported	Instruments	and Other	Restated
	$	$	$	$

REVENUES	2,406,622	(11,115)	—	2,395,507

OPERATING EXPENSES
Voyage expenses	528,180	(872)	—	527,308
Vessel operating expenses	464,543	(17,397)	—	447,146
Time-charter hire expense	467,364	(883)	—	466,481
Depreciation and amortization	329,113	—	—	329,113
General and administrative	238,148	(9,743)	3,460	231,865
Gain on sale of vessels and equipment — net of writedowns	(18,630)	2,099	—	(16,531)

Total operating expenses	2,008,718	(26,796)	3,460	1,985,382

Income from vessel operations	397,904	15,681	(3,460)	410,125

OTHER ITEMS
Interest expense	(287,558)	(117,184)	(17,691)	(422,433)
Interest income	82,158	10,924	17,119	110,201
Foreign exchange loss	(22,106)	(17,806)	—	(39,912)
Minority interest expense	(9,663)	2,959	(2,199)	(8,903)
Other — net	20,516	(3,307)	(2,744)	14,465

Total other items	(216,653)	(124,414)	(5,515)	(346,582)

Net income	181,251	(108,733)	(8,975)	63,543

Per common share amounts
• Basic earnings	2.47			0.87
• Diluted earnings	2.43			0.85
• Cash dividends declared	0.9875			0.9875
Weighted average number of common shares
• Basic	73,382,197			73,382,197
• Diluted	74,735,356			74,735,356

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The following table presents the effect of the restatement on the Company’s Consolidated Statement of Income (in thousands of U.S. dollars, except share and per share amounts):

	Year Ended December 31, 2006
		Adjustments
			Non-Routine,
			Complex
			Financial
			Structures and
	As	Derivative	Arrangements,	As
	Reported	Instruments	and Other	Restated
	$	$	$	$

REVENUES	2,013,306	431	—	2,013,737

OPERATING EXPENSES
Voyage expenses	522,117	840	—	522,957
Vessel operating expenses	257,350	(9,311)	—	248,039
Time-charter hire expense	402,522	(354)	—	402,168
Depreciation and amortization	223,965	—	—	223,965
General and administrative	177,915	(2,455)	6,040	181,500
Gain on sale of vessels and equipment — net of writedowns	(1,341)	—	—	(1,341)
Restructuring charge	8,929	—	—	8,929

Total operating expenses	1,591,457	(11,280)	6,040	1,586,217

Income from vessel operations	421,849	11,711	(6,040)	427,520

OTHER ITEMS
Interest expense	(171,643)	72,866	(1,312)	(100,089)
Interest income	56,224	(25,822)	1,312	31,714
Foreign exchange loss	(45,382)	(5,034)	—	(50,416)
Minority interest expense	(441)	(5,171)	(1,147)	(6,759)
Other — net	1,637	(783)	—	854

Total other items	(159,605)	36,056	(1,147)	(124,696)

Net income	262,244	47,767	(7,187)	302,824

Per common share amounts
• Basic earnings	3.58			4.14
• Diluted earnings	3.49			4.03
• Cash dividends declared	0.8600			0.8600
Weighted average number of common shares
• Basic	73,180,193			73,180,193
• Diluted	75,128,724			75,128,724

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The following table presents the effect of the restatement on the Company’s Consolidated Statement of Income (in thousands of U.S. dollars, except share and per share amounts):

	Year Ended December 31, 2005
		Adjustments
			Non-Routine,
			Complex
			Financial
			Structures and
	As	Derivative	Arrangements,	As
	Reported	Instruments	and Other	Restated
	$	$	$	$

REVENUES	1,954,618	3,114	—	1,957,732

OPERATING EXPENSES
Voyage expenses	419,169	(98)	—	419,071
Vessel operating expenses	206,749	7,162	—	213,911
Time-charter hire expense	467,990	200	—	468,190
Depreciation and amortization	205,529	—	—	205,529
General and administrative	159,707	10,670	(13,975)	156,402
Gain on sale of vessels and equipment — net of writedowns	(139,184)	—	—	(139,184)
Restructuring charge	2,882	—	—	2,882

Total operating expenses	1,322,842	17,934	(13,975)	1,326,801

Income from vessel operations	631,776	(14,820)	13,975	630,931

OTHER ITEMS
Interest expense	(132,428)	(9,620)	—	(142,048)
Interest income	33,943	—	—	33,943
Foreign exchange gain	59,810	1,825	—	61,635
Minority interest expense	(16,628)	3,153	—	(13,475)
Other — net	(5,573)	1,203	—	(4,370)

Total other items	(60,876)	(3,439)	—	(64,315)

Net income	570,900	(18,259)	13,975	566,616

Per common share amounts
• Basic earnings	7.30			7.25
• Diluted earnings	6.83			6.78
• Cash dividends declared	0.6200			0.6200
Weighted average number of common shares
• Basic	78,201,996			78,201,996
• Diluted	83,547,686			83,547,686

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The following table presents the effect of the restatement on the Company’s Consolidated Balance Sheets (in thousands of U.S. dollars):

	December 31, 2007
		Adjustments
			Non-Routine,
			Complex
			Financial
			Structures and
	As	Derivative	Arrangements,	As
	Reported	Instruments	and Other	Restated
	$	$	$	$
ASSETS
Current
Cash and cash equivalents	442,673	—	—	442,673
Restricted cash — current	33,479	—	—	33,479
Accounts receivable, including non-trade of $35,410	262,420	—	—	262,420
Vessels held for sale	79,689	—	—	79,689
Net investment in direct financing leases — current	22,268	—	—	22,268
Prepaid expenses	126,761	—	—	126,761
Other assets	50,097	—	7,512	57,609

Total current assets	1,017,387	—	7,512	1,024,899

Restricted cash — long term	652,717	—	—	652,717

Vessels and equipment
At cost, less accumulated depreciation of $1,061,619	5,295,751	—	—	5,295,751
Vessels under capital lease, at cost, less accumulated depreciation of $74,442	934,058	—	—	934,058
Advances on newbuilding contracts	617,066	—	—	617,066

Total vessels and equipment	6,846,875	—	—	6,846,875

Net investment in direct financing leases	78,908	—	—	78,908
Investment in joint ventures	135,515	—	—	135,515
Derivative instruments	39,148	—	233	39,381
Loans to joint ventures	366,716	—	362,713	729,429
Other non-current assets	228,345	—	(8,422)	219,923
Intangible assets — net	259,952	—	—	259,952
Goodwill	434,590	—	—	434,590

Total assets	10,060,153	—	362,036	10,422,189

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	89,691	—	—	89,691
Accrued liabilities	274,944	—	3,643	278,587
Current portion of long-term debt	324,082	—	7,512	331,594
Current obligation under capital leases	150,791	—	—	150,791
Current portion of in-process revenue contracts	82,704	—	—	82,704

Total current liabilities	922,212	—	11,155	933,367

Long-term debt	4,578,908	—	353,082	4,931,990
Long-term obligation under capital leases	706,489	—	—	706,489
Derivative instruments	129,079	—	35,690	164,769
Deferred income tax	77,023	—	1,600	78,623
Asset retirement obligation	24,549	—	—	24,549
In-process revenue contracts	205,429	—	—	205,429
Other long-term liabilities	201,100	—	(24,420)	176,680

Total liabilities	6,844,789	—	377,107	7,221,896

Minority interest	527,494	—	16,845	544,339

Stockholders’ equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,772,529 shares outstanding; 95,327,329 shares issued)	628,786	—	—	628,786
Retained earnings	2,163,189	(137,651)	(2,937)	2,022,601
Accumulated other comprehensive loss	(104,105)	137,651	(28,979)	4,567

Total stockholders’ equity	2,687,870	—	(31,916)	2,655,954

Total liabilities and stockholders’ equity	10,060,153	—	362,036	10,422,189

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The following table presents the effect of the restatement on the Company’s Consolidated Balance Sheets (in thousands of U.S. dollars):

	December 31, 2006
		Adjustments
			Non-Routine,
			Complex
			Financial
			Structures and
	As	Derivative	Arrangements,	As
	Reported	Instruments	and Other	Restated
	$	$	$	$
ASSETS
Current
Cash and cash equivalents	343,914	—	—	343,914
Restricted cash — current	64,243	—	—	64,243
Accounts receivable, including non-trade of $7,969	191,963	—	—	191,963
Vessels held for sale	20,754	—	—	20,754
Net investment in direct financing leases — current	21,926	—	—	21,926
Prepaid expenses	78,495	—	—	78,495
Other assets	42,861	—	—	42,861

Total current assets	764,156	—	—	764,156

Restricted cash — long term	615,749	—	—	615,749

Vessels and equipment
At cost, less accumulated depreciation of $859,014	4,271,387	—	—	4,271,387
Vessels under capital lease, at cost, less accumulated depreciation of $42,609	654,022	—	—	654,022
Advances on newbuilding contracts	382,659	—	295,248	677,907

Total vessels and equipment	5,308,068	—	295,248	5,603,316

Net investment in direct financing leases	86,470	—	—	86,470
Investment in joint ventures	124,295	—	—	124,295
Derivative instruments	54,383	—	—	54,383
Loans to joint ventures	74,333	—	90,687	165,020
Other non-current assets	158,745	—	(9,082)	149,663
Intangible assets — net	280,559	—	—	280,559
Goodwill	266,718	—	—	266,718

Total assets	7,733,476	—	376,853	8,110,329

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	69,593	—	—	69,593
Accrued liabilities	243,163	—	—	243,163
Current portion of long-term debt	218,281	—	—	218,281
Current obligation under capital leases	150,762	—	—	150,762
Current portion of in-process revenue contracts	93,938	—	—	93,938

Total current liabilities	775,737	—	—	775,737

Long-term debt	2,943,265	—	91,131	3,034,396
Long-term obligation under capital leases	407,375	—	295,248	702,623
Derivative instruments	50,471	—	18,988	69,459
Deferred income tax	72,393	—	—	72,393
Asset retirement obligation	21,215	—	—	21,215
In-process revenue contracts	317,835	—	—	317,835
Other long-term liabilities	162,560	—	(26,923)	135,637

Total liabilities	4,750,851	—	378,444	5,129,295

Minority interest	454,403	—	7,484	461,887

Stockholders’ equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,831,923 shares outstanding; 93,875,423 shares issued)	596,712	—	—	596,712
Retained earnings	1,943,397	(26,785)	223	1,916,835
Accumulated other comprehensive loss	(11,887)	26,785	(9,298)	5,600

Total stockholders’ equity	2,528,222	—	(9,075)	2,519,147

Total liabilities and stockholders’ equity	7,733,476	—	376,853	8,110,329

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The following table presents the effect of the restatement on the Company’s Statement of Cash Flows (in thousands of U.S. dollars):

	December 31, 2007
		Adjustments
			Non-Routine,
			Complex
			Financial
			Structures and
	As	Derivative	Arrangements,	As
	Reported	Instruments	and Other	Restated
	$	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	181,251	(108,733)	(8,975)	63,543
Non-cash items:
Depreciation and amortization	329,113	—	—	329,113
Amortization of in-process revenue contracts	(70,979)	—	—	(70,979)
Gain on sale of marketable securities	(9,577)	—	—	(9,577)
Gain on sale of vessels	(18,630)	2,099	—	(16,531)
Loss on writedown of vessels and equipment	—	—	—	—
Loss on repurchase of bonds	947	—	—	947
Equity income (net of dividends received: Dec. 31, 2007 — $661)	11,419	—	—	11,419
Income taxes	(5,509)	2,317	—	(3,192)
Employee stock option compensation	9,676	—	—	9,676
Foreign exchange loss and other — net	9,635	5,262	5,332	20,229
Unrealized losses on derivative instruments	—	99,055	—	99,055
Change in non-cash working capital items related to operating activities	(47,514)	—	3,643	(43,871)
Expenditures for drydocking	(85,403)	—	—	(85,403)
Distribution from subsidiaries to minority owners	(49,411)	—	—	(49,411)

Net operating cash flow	255,018	—	—	255,018

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	3,894,401	—	269,907	4,164,308
Debt issuance costs	(14,135)	—	—	(14,135)
Repayments of long-term debt	(2,178,464)	—	—	(2,178,464)
Repayments of capital lease obligations	(30,999)	—	—	(30,999)
Proceeds from loans from joint venture partner	44,185	—	—	44,185
Repayment of loans from joint venture partner	(68,968)	—	—	(68,968)
Decrease in restricted cash	24,322	—	—	24,322
Net proceeds from sale of Teekay Offshore Partners L.P. units	—	—	—	—
Net proceeds from sale of Teekay LNG Partners L.P. units	84,185	—	—	84,185
Net proceeds from sale of Teekay Tankers Ltd. shares	208,186	—	—	208,186
Issuance of Common Stock upon exercise of stock options	34,508	—	—	34,508
Repurchase of Common Stock	(80,430)	—	—	(80,430)
Investment in subsidiaries from minority owners	—	—	—	—
Settlement of interest rate swaps	—	—	—	—
Cash dividends paid	(72,499)	—	—	(72,499)

Net financing cash flow	1,844,292	—	269,907	2,114,199

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(910,304)	—	—	(910,304)
Proceeds from sale of vessels and equipment	214,797	—	—	214,797
Purchases of marketable securities	(59,165)	—	—	(59,165)
Proceeds from sale of marketable securities	57,093	—	—	57,093
Purchase of OMI Corporation, net of cash acquired of $427	(1,108,216)	—	—	(1,108,216)
Purchase of Petrojarl ASA, net of cash acquired of $71,728	(1,210)	—	—	(1,210)
Investment in joint ventures	(16,975)	—	—	(16,975)
Loans to joint ventures	(209,335)	—	(269,907)	(479,242)
Investment in direct financing lease assets	(13,947)	—	—	(13,947)
Direct financing lease payments received	21,151	—	—	21,151
Other investing activities	25,560	—	—	25,560

Net investing cash flow	(2,000,551)	—	(269,907)	(2,270,458)

Increase in cash and cash equivalents	98,759	—	—	98,759
Cash and cash equivalents, beginning of the year	343,914	—	—	343,914

Cash and cash equivalents, end of the year	442,673	—	—	442,673

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The following table presents the effect of the restatement on the Company’s Statement of Cash Flows (in thousands of U.S. dollars):

	December 31, 2006
		Adjustments
			Non-Routine,
			Complex
			Financial
			Structures and
	As	Derivative	Arrangements,	As
	Reported	Instruments	and Other	Restated
	$	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	262,244	47,767	(7,187)	302,824
Non-cash items:
Depreciation and amortization	223,965	—	—	223,965
Amortization of in-process revenue contracts	(22,404)	—	—	(22,404)
Gain on sale of marketable securities	(1,422)	—	—	(1,422)
Gain on sale of vessels	(9,041)	—	—	(9,041)
Loss on writedown of vessels and equipment	7,700	—	—	7,700
Loss on repurchase of bonds	375	—	—	375
Equity income (net of dividends received: December 31, 2006 — $6,585)	645	(159)	—	486
Income taxes	7,869	942	—	8,811
Employee stock option compensation	9,297	—	—	9,297
Foreign exchange loss and other — net	47,248	8,696	7,187	63,131
Unrealized gains on derivative instruments	—	(57,246)	—	(57,246)
Change in non-cash working capital items related to operating activities	50,360	—	—	50,360
Expenditures for drydocking	(31,120)	—	—	(31,120)
Distribution from subsidiaries to minority owners	(24,931)	—	—	(24,931)

Net operating cash flow	520,785	—	—	520,785

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	2,129,649	—	90,687	2,220,336
Debt issuance costs	(19,424)	—	—	(19,424)
Repayments of long-term debt	(1,300,172)	—	—	(1,300,172)
Repayments of capital lease obligations	(153,395)	—	—	(153,395)
Proceeds from loans from joint venture partner	4,280	—	—	4,280
Increase in restricted cash	(328,035)	—	—	(328,035)
Net proceeds from sale of Teekay Offshore Partners L.P. units	156,711	—	—	156,711
Issuance of Common Stock upon exercise of stock options	15,325	—	—	15,325
Repurchase of Common Stock	(233,305)	—	—	(233,305)
Cash dividends paid	(63,065)	—	—	(63,065)

Net financing cash flow	208,569	—	90,687	299,256

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(442,470)	—	—	(442,470)
Proceeds from sale of vessels and equipment	326,901	—	—	326,901
Purchases of marketable securities	(549)	—	—	(549)
Proceeds from sale of marketable securities	8,898	—	—	8,898
Purchase of Petrojarl ASA, net of cash acquired of $71,728	(464,823)	—	—	(464,823)
Investment in joint ventures	(9,868)	—	—	(9,868)
Loans to joint ventures	(61,333)	—	(90,687)	(152,020)
Investment in direct financing lease assets	(13,420)	—	—	(13,420)
Direct financing lease payments received	19,323	—	—	19,323
Other investing activities	14,917	—	—	14,917

Net investing cash flow	(622,424)	—	(90,687)	(713,111)

Increase in cash and cash equivalents	106,930	—	—	106,930
Cash and cash equivalents, beginning of the year	236,984	—	—	236,984

Cash and cash equivalents, end of the year	343,914	—	—	343,914

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The following table presents the effect of the restatement on the Company’s Statement of Cash Flows (in thousands of U.S. dollars):

	December 31, 2005
		Adjustments
			Non-Routine,
			Complex
			Financial
			Structures and
	As	Derivative	Arrangements,	As
	Reported	Instruments	and Other	Restated
	$	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	570,900	(18,259)	13,975	566,616
Non-cash items:
Depreciation and amortization	205,529	—	—	205,529
Gain on sale of vessels	(151,427)	—	—	(151,427)
Loss on writedown of vessels and equipment	12,243	—	—	12,243
Loss on repurchase of bonds	13,255	—	—	13,255
Equity income (net of dividends received: December 31, 2005 — $9,227)	(1,914)	(756)	—	(2,670)
Income taxes	(2,340)	(447)	—	(2,787)
Foreign exchange gain and other — net	(7,892)	(13,741)	(13,975)	(35,608)
Unrealized losses on derivative instruments	—	33,203	—	33,203
Change in non-cash working capital items related to operating activities	(8,644)	—	—	(8,644)
Expenditures for drydocking	(20,668)	—	—	(20,668)
Distribution from subsidiaries to minority owners	(14,093)	—	—	(14,093)

Net operating cash flow	594,949	—	—	594,949

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	2,472,316	—	—	2,472,316
Debt issuance costs	(8,495)	—	—	(8,495)
Repayments of long-term debt	(2,690,866)	—	—	(2,690,866)
Repayments of capital lease obligations	(78,919)	—	—	(78,919)
Proceeds from loans from joint venture partner	33,500	—	—	33,500
Decrease in restricted cash	81,304	—	—	81,304
Net proceeds from sale of Teekay LNG Partners L.P. units	257,986	—	—	257,986
Issuance of Common Stock upon exercise of stock options	20,359	—	—	20,359
Repurchase of Common Stock	(538,377)	—	—	(538,377)
Investment in subsidiaries from minority owners	25,329	—	—	25,329
Settlement of interest rate swaps	(143,295)	—	—	(143,295)
Cash dividends paid	(49,151)	—	—	(49,151)

Net financing cash flow	(618,309)	—	—	(618,309)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(555,142)	—	—	(555,142)
Proceeds from sale of vessels and equipment	534,007	—	—	534,007
Purchases of marketable securities	(34,443)	—	—	(34,443)
Investment in joint ventures	(82,399)	—	—	(82,399)
Loans to joint ventures	(13,000)	—	—	(13,000)
Investment in direct financing lease assets	(23,708)	—	—	(23,708)
Direct financing lease payments received	12,440	—	—	12,440
Other investing activities	(4,448)	—	—	(4,448)

Net investing cash flow	(166,693)	—	—	(166,693)

Decrease in cash and cash equivalents	(190,053)	—	—	(190,053)
Cash and cash equivalents, beginning of the year	427,037	—	—	427,037

Cash and cash equivalents, end of the year	236,984	—	—	236,984