Form 20-F
period 2008-12-31
TEEKAY CORP
filed 2009-06-30
CIK 911971

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
72,512,291 shares of Common Stock, par value of $0.001 per share.
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
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-Accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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
Unless otherwise indicated, references in this Annual Report to “Teekay,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries.
In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:
•	our future financial condition or results of operations and future revenues and expenses;
•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;
•	offshore, liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) market conditions and fundamentals, including the balance of supply and demand in these markets;
•	growth prospects of the tanker, offshore, LNG and LPG markets;
•	our expected benefits of the OMI acquisition;
•	the sufficiency of our working capital for short-term liquidity requirements;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contacts;
•	the adequacy of restricted cash deposits to fund capital lease obligations;
•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;
•	operating expenses, availability of crew and crewing costs, number of off-hire days, drydocking requirements and durations and the adequacy and cost of insurance;
•	our ability to capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing forward freight agreements;
•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;
•	growth prospects of the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term contracts;
•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;
•	the impact of future regulatory changes or environmental liabilities;
•	taxation of our company and of distributions to our stockholders;
•	the expected life-spans of our vessels;
•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;
•	anticipated funds for liquidity needs and the sufficiency of cash flows;
•	our hedging activities relating to foreign exchange, interest rate, spot market and bunker fuel risks;
•	the growth of the global economy and global oil demand;
•
the recent economic downturn and financial crisis in the global market, including disruptions in the global credit and stock markets and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	our exemption to tax on our U.S. source international transportation income;
•
results of our discussions with a customer to adjust the rate under one of our floating production, storage and offloading contracts and the potential of a required write-down of the carrying cost of the vessel;

•	our ability to competitively pursue new floating production, storage and offloading projects; and
•	our competitive positions in our markets;
•	our business strategy and other plans and objectives for future operations; and
•	our ability to pay dividends on our common stock.
Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in Item 3: Key Information—Risk Factors and other factors detailed from time to time in other reports we file with the U.S. Securities and Exchange Commission (or SEC).
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay for fiscal years 2008, 2007, 2006, 2005, and 2004, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Report of Independent Registered Public Accounting Firm therein with respect to fiscal years 2008, 2007, and 2006 (which are included herein) and “Item 5. Operating and Financial Review and Prospects.”
Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	2008	2007	2006	2005	2004
	(in thousands, except share and per common share data and ratios)
Income Statement Data:
Revenues (1)	$3,193,655	$2,395,507	$2,013,737	$1,957,732	$2,217,139
Total operating expenses (1)(2)	(2,977,933)	(1,985,382)	(1,586,217)	(1,326,801)	(1,402,534)
Income from vessel operations	215,722	410,125	427,520	630,931	814,605
Interest expense (1)	(994,966)	(422,433)	(100,089)	(142,048)	(180,778)
Interest income (1)	273,647	110,201	31,714	33,943	18,528
Foreign exchange gain (loss)	32,348	(39,912)	(50,416)	61,635	(43,508)
Non-controlling interest expense	(9,561)	(8,903)	(6,759)	(13,475)	(2,268)
Equity (loss) income from joint ventures	(36,085)	(12,404)	6,099	11,897	13,082
Other — net	(6,736)	23,677	3,566	(19,054)	105,534
Income tax recovery (expense)	56,176	3,192	(8,811)	2,787	(33,464)
Net (loss) income	(469,455)	63,543	302,824	566,616	691,731

Per Common Share Data:
Net (loss) income — basic (3)	$(6.48)	$0.87	$4.14	$7.25	$8.35
Net (loss) income — diluted (3)	(6.48)	0.85	4.03	6.78	7.88
Cash dividends declared (3)	1.1413	0.9875	0.8600	0.6200	0.5125

Balance Sheet Data (at end of year):
Cash and cash equivalents	$814,165	$442,673	$343,914	$236,984	$427,037
Restricted cash	650,556	686,196	679,992	311,084	448,812
Vessels and equipment	7,267,094	6,846,875	5,603,316	3,721,674	3,531,287
Total assets	10,215,001	10,418,541	8,110,329	5,287,030	5,503,740
Total debt (including capital lease obligations)	5,770,133	6,120,864	4,106,062	2,432,978	2,744,545
Capital stock and paid-in capital	642,911	628,786	596,712	471,784	534,938
Total stockholders’ equity	2,068,467	2,655,954	2,519,147	2,238,818	2,237,358
Number of outstanding shares of common stock (3)	72,512,291	72,772,529	72,831,923	71,375,593	82,951,275

Other Financial Data:
Net revenues (4)	$2,435,267	$1,868,199	$1,490,780	$1,538,661	$1,784,462
Net operating cash flow	431,847	255,018	520,785	594,949	814,704
Total debt to total capitalization (5) (6)	68.7%	65.7%	57.9%	49.1%	54.9%
Net debt to total net capitalization (6) (7)	62.1%	60.9%	50.8%	42.7%	45.3%
Capital expenditures:
Vessel and equipment purchases, gross (8)	$716,765	$910,304	$442,470	$555,142	$548,587

(1)	Unrealized gains (losses) on derivative instruments recorded in the consolidated statement of income (loss) were as follows:

	2008	2007	2006	2005	2004
	(in thousands)
Revenues	$1,700	$806	$(409)	$3,212	$(3,558)
Total operating expenses	(43,477)	20,044	12,321	(18,093)	(4,201)
Interest expense	(648,751)	(134,154)	71,135	(18,322)	(61,177)
Interest income	182,206	10,924	(25,822)	—	—

	$(508,322)	$(102,380)	$57,225	$(33,203)	$(68,936)

(2)	Total operating expenses include the following:

	2008	2007	2006	2005	2004
	(in thousands)
Gain on sale of vessels and equipment, net of write-downs	$60,015	$16,531	$1,341	$139,184	$79,254
Unrealized (losses) gains on derivative instruments	(43,477)	20,044	12,321	(18,093)	(4,201)
Restructuring charges	(15,629)	—	(8,929)	(2,882)	(1,002)
Goodwill impairment charge	(334,165)	—	—	—	—

	$(333,256)	$36,575	$4,733	$118,209	$74,051

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

	2008	2007	2006	2005	2004
	(in thousands)
Revenues	$3,193,655	$2,395,507	$2,013,737	$1,957,732	$2,217,139
Voyage expenses	(758,388)	(527,308)	(522,957)	(419,071)	(432,677)

Net revenues	$2,435,267	$1,868,199	$1,490,780	$1,538,661	$1,784,462

(5)	Total capitalization represents total debt, non-controlling interest and total stockholders’ equity.

(6)
Until February 16, 2006, we had $143.7 million of Premium Equity Participating Security Units due May 18, 2006 (or Equity Units) outstanding. If these Equity Units were presented as equity, our total debt to total capitalization would have been 46.2% and 52.1% as of December 31, 2005 and 2004, respectively, and our net debt to total capitalization would have been 39.5% and 41.9% as of December 31, 2005 and 2004, respectively. We believe that this presentation as equity for the purposes of these calculations is consistent with the requirement that each Equity Unit holder purchase for $25 a specified fraction of a share of our common stock on February 16, 2006.

(7)
Net debt represents total debt less cash, cash equivalents, restricted cash and short-term marketable securities. Total net capitalization represents net debt, minority interest and total stockholders’ equity.

(8)
Excludes vessels purchased in connection with our acquisitions of Navion AS in 2003, Teekay Shipping Spain S.L. (or Teekay Spain) in 2004, Teekay Petrojarl ASA (or Teekay Petrojarl) in 2006, and 50% of OMI Corporation (or OMI) in 2007. Please read “Item 5 — Operating and Financial Review and Prospects.” The expenditures for vessels and equipment exclude non-cash investing activities — Please Read “Item 18 — Financial Statements: Note 17 Supplemental Cash Flow Information.”

Risk Factors
The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings.
Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity and changes in the supply of and demand for oil and oil products. If the tanker market is depressed, our earnings may decrease, particularly with respect to our spot tanker segment, which accounted for approximately 43% and 34% of our net revenues during 2008 and 2007, respectively. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenue we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
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
The continuation of recent economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.
The recent economic downturn and financial crisis in the global markets have produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets. If this economic downturn continues, we may face restricted access to the capital markets or secured debt lenders, such as our revolving credit facilities. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.

The recent economic downturn may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.
The recent economic downturn and financial crisis in the global markets may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customer’s inability to pay could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations. We cannot determine whether the difficult conditions in the economy and the financial markets will improve or worsen in the near future.
Changes in the oil and natural gas markets could result in decreased demand for our vessels and services.
Demand for our vessels and services in transporting oil, petroleum products and LNG depend upon world and regional oil and natural gas markets. Any decrease in shipments of oil, petroleum products or LNG in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, petroleum products and LNG, and competition from alternative energy sources. A slowdown of the U.S. and world economies may result in reduced consumption of oil, petroleum products and natural gas and decreased demand for our vessels and services, which would reduce vessel earnings.
Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.
Terrorist attacks, the current conflicts in Iraq and Afghanistan, and other current and future conflicts may adversely affect our business, operating results, financial condition, and ability to raise capital or future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil, LNG and LPG production and distribution, which could result in reduced demand for our services. In addition, oil, LNG and LPG facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil, LNG and LPG to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil, LNG or LPG to be shipped by us could entitle our customers to terminate charter contracts, which could harm our cash flow and our business.
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
During 2008 and 2007, we derived approximately 43% and 34%, respectively, of our net revenues from the vessels in our spot tanker segment. Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time charters, or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. Part of our conventional Aframax and Suezmax tanker fleets and our large and medium product tanker fleets are among the vessels included in our spot tanker segment. Our shuttle tankers may also trade in the spot tanker market when not otherwise committed to perform under time-charters or contracts of affreightment. Due to our dependence on the spot-charter market, declining charter rates in a given period generally will result in corresponding declines in operating results for that period.
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
As at December 31, 2008, we had 37 vessels operating in our shuttle tanker fleet and five floating production, storage and offloading (or FPSO) units operating in our FPSO fleet. A majority of our shuttle tankers and all of our FPSOs earn revenue that depends upon the volume of oil we transport or the volume of oil produced from offshore oil fields. Oil production levels are affected by several factors, all of which are beyond our control, including:
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
A significant portion of our growth strategy focuses on continued expansion in the LNG and LPG shipping sectors and on expansion in the shuttle tanker, FSO and FPSO sectors.
Expansion of the LNG and LPG shipping sectors depends on continued growth in world and regional demand for LNG and LPG and LNG and LPG shipping and the supply of LNG and LPG. Demand for LNG and LPG and LNG and LPG shipping could be negatively affected by a number of factors, such as increases in the costs of natural gas derived from LNG relative to the cost of natural gas generally, increases in the production of natural gas in areas linked by pipelines to consuming areas, increases in the price of LNG and LPG relative to other energy sources, the availability of new energy sources, and negative global or regional economic or political conditions. Reduced demand for LNG or LPG and LNG or LPG shipping would have a material adverse effect on future growth of our liquefied gas segment, and could harm that segment’s results. Growth of the LNG and LPG markets may be limited by infrastructure constraints and community and environmental group resistance to new LNG and LPG infrastructure over concerns about the environment, safety and terrorism. If the LNG or LPG supply chain is disrupted or does not continue to grow, or if a significant LNG or LPG explosion, spill or similar incident occurs, it could have a material adverse effect on growth and could harm our business, results of operations and financial condition.
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
One of our objectives is to enter into additional long-term, fixed-rate time charters for our LNG and LPG carriers, shuttle tankers, FSO and FPSO units. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We expect substantial competition for providing services for potential LNG, LPG, shuttle tanker, FSO and FPSO projects from a number of experienced companies, including state-sponsored entities and major energy companies. Some of these competitors have greater experience in these markets and greater financial resources than do we. We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience will enter the LNG and LPG transportation, shuttle tanker, FSO and FPSO sectors. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.
The loss of any key customer could result in a significant loss of revenue in a given period.
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. One customer accounted for 14%, or $443.5 million, of our consolidated revenues during 2008 (20% or $472.3 million — 2007 and 15% or $307.9 million — 2006). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.
Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.
As of December 31, 2008, our consolidated debt and capital lease obligations totaled $5.8 billion and we had the capacity to borrow an additional $1.1 billion under our credit facilities. These facilities may be used by us for general corporate purposes. Our consolidated debt and capital lease obligations could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including:
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
Various jurisdictions and the U.S. Environmental Protection Agency (or EPA) have recently adopted regulations governing the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. The EPA’s new ballast water treatment and other ballast water obligations will increase the cost of operating our vessels in United States waters.
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
Substantially all of our newbuilding financing commitments have been pre-arranged. However, if we were unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2008, we had 22 newbuildings on order with deliveries scheduled between January 2009 and January 2012. As of December 31, 2008, progress payments made towards these newbuildings, excluding payments made by our joint venture partners, totaled $490.9 million.
In addition, conversion of tankers to FPSOs and FSOs expose us to a numbers of risks, including lack of shipyard capacity and the difficulty of completing the conversion in a timely and cost effective manner. During conversion of a vessel, we do not earn revenue from it. In addition, conversion projects may not be successful.
We make substantial capital expenditures to expand the size of our fleet. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our financial leverage could increase or our stockholders could be diluted.
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
To fund the remaining portion of existing or future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in obtaining necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. Issuing additional equity securities may result in significant stockholder dilution and would increase the aggregate amount of cash required to pay quarterly dividends.
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
Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. We expect crew costs to increase in 2009. If we are not able to increase our rates to customers to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.
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
The preferential tax rates applicable to qualified dividend income are temporary, and the absence of legislation extending the term would cause our dividends to be taxed at ordinary graduated tax rates.
Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual stockholders (and certain other U.S. stockholders). In the absence of legislation extending the term for these preferential tax rates or providing for some other treatment, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates. Please read Item 10. “Additional Information—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions.”
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC), for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” We do not believe that our existing operations would cause us to be deemed a PFIC with respect to any taxable year, as we treat the gross income we derive from our time and voyage charters as services income, rather than rental income.
There is, however, no direct legal authority under the PFIC rules addressing our method of operation and, therefore, no assurance can be given that the IRS will accept this position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. Moreover, a recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, No. 08-30268 (5th Cir. Apr. 13, 2009) held that income derived from certain time chartering activities should be treated as rental income rather than services income. However, the issues in this case arose under the foreign sales corporation rules of the U.S. Internal Revenue Code or 1986, as amended (or the Code) and did not concern the PFIC rules. In addition, the court’s ruling was contrary to the position of the U.S. Internal Revenue Service (or IRS) that the time charter income should be treated as services income. As a result, it is uncertain whether the principles of the Tidewater decision would be applicable to our operations. However, if the principles of the Tidewater decision were applicable to all of our operations, we likely would be treated as a PFIC.
If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. stockholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those stockholders make certain elections available under the Code, such stockholders would be taxable at ordinary income tax rates rather than the preferential 15.0% tax rate on our dividends, and would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common units, as if such distribution or gain had been recognized ratably over the stockholder’s holding period. Please read Item 10. “Additional Information—Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.”

Item 4. Information on the Company
A. Overview, History and Development
Overview
We are a leading provider of international crude oil and petroleum product transportation services. Over the past five years, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) and through our 100% ownership interest in Teekay Petrojarl ASA, and expansion of our conventional tanker business through our publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). With a fleet of 175 vessels, offices in 17 countries and 6,800 seagoing and shore-based employees, Teekay provides comprehensive marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Our goal is to create the industry’s leading asset management company, focused on the Marine Midstream sector.
Our shuttle tanker and FSO segment and FPSO segment includes our shuttle tanker operations, floating storage and off-take (or FSO) units, and our floating production, storage and offloading (or FPSO) units, which primarily operate under long-term fixed-rate contracts. As of December 31, 2008, our shuttle tanker fleet, including newbuildings on order, had a total cargo capacity of approximately 4.9 million deadweight tones (or dwt), represented approximately 60% of the total tonnage of the world shuttle tanker fleet. Please read Item 4 — Information on the Company: Our Fleet.
Our liquefied gas segment includes our LNG and LPG carriers. All of our LNG and LPG carriers are subject to long-term, fixed-rate time-charter contracts. As of December 31, 2008, this fleet, including newbuildings on order, had a total cargo carrying capacity of approximately 3.1 million cubic meters. Please read Item 4 — Information on the Company: Our Fleet.
Our spot tanker segment includes our conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts (contracts with an initial term of less than three years). As of December 31, 2008, our Aframax tankers in this segment, which had a total cargo capacity of approximately 4.9 million dwt, represented approximately 8% of the total tonnage of the world Aframax fleet. Please read Item 4 — Information on the Company: Our Fleet.
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
Recent Business Acquisitions
Acquisition of 50% of OMI Corporation
On June 8, 2007, we and A/S Dampskibsselskabet TORM (or TORM) acquired, through a jointly-owned subsidiary all of the outstanding shares of OMI Corporation (or OMI). Our 50% share of the acquisition price was approximately $1.1 billion, including approximately $0.2 billion of assumed indebtedness. We funded our portion of the acquisition with a combination of cash and borrowings under existing revolving credit facilities and a new $700 million credit facility.
OMI was an international owner and operator of tankers, with a total fleet of approximately 3.5 million dwt and comprised of 13 Suezmax tankers (seven of which it owned and six of which were chartered-in) and 32 product tankers, 28 of which it owned and four of which were chartered-in. In addition, OMI had two product tankers under construction, which were for delivered in 2009.
We and TORM divided most of OMI’s assets equally between the two companies in August 2007. We acquired seven Suezmax tankers, three Medium-Range product tankers and three Handysize product tankers from OMI. We also assumed OMI’s in-charters of an additional six Suezmax tankers and OMI’s third-party asset management business (principally the Gemini pool of Suezmax tankers). We and TORM continued to hold two Medium-Range product tankers jointly in OMI, as well as two Handysize product tanker newbuildings scheduled to deliver in 2009. The parties divided these remaining assets equally in the third and fourth quarter of 2008.
Acquisition of Petrojarl ASA
During 2006, we acquired 64.7% of the outstanding shares of Petrojarl ASA (or Petrojarl), which was listed on the Oslo Stock Exchange, for $536.8 million. Petrojarl is a leading independent operator of FPSO units in the North Sea. On December 1, 2006, we renamed Petrojarl Teekay Petrojarl ASA (or Teekay Petrojarl). We financed our acquisition of Petrojarl through a combination of bank financing and cash balances. In June and July 2008, we acquired the remaining 35.3% interest (26.5 million common shares) in Teekay Petrojarl primarily from Prosafe Production at a price between NOK 59 and NOK 62.95 per share. The total purchase price for this remaining interest of approximately NOK 1.5 billion ($304.9 million) was paid in cash. As a result of these transactions, we own 100% of Teekay Petrojarl.

Public Offerings
Public Offerings by Teekay Tankers Ltd.
On December 18, 2007, our subsidiary Teekay Tankers completed its initial public offering of 11.5 million shares of its Class A common stock at a price of $19.50 per share for net proceeds of approximately $208.0 million. The 11.5 million shares of Class A common stock represent a 46% ownership interest in Teekay Tankers. We own the remaining capital stock of Teekay Tankers, including its’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. As of December 31, 2008, Teekay Tankers owned nine Aframax tankers, which it acquired from Teekay upon the closing of the initial public offering, and two Suezmax tankers it acquired from Teekay in April 2008. Teekay Tankers has agreed to acquire a third Suezmax tanker from Teekay, and Teekay has agreed to offer to Teekay Tankers, prior to June 18, 2010, a fourth Suezmax tanker. Teekay Tankers is expected to grow through the acquisition of additional crude oil and product tanker assets from third parties and from us. Please read Item 18 — Financial Statements: Note 5 — Public Offerings.
On June 24, 2009, Teekay Tankers completed a follow-on public offering of 7.0 million common shares at a price of $9.80 per share, for gross proceeds of $68.6 million. Teekay Tankers has granted the underwriters a 30-day option to purchase up to an additional 1.05 million shares to cover any over-allotments. As a result of the above transaction, our ownership of Teekay Tankers has been reduced from 54.0% to 42.2%. Teekay Tankers used the total net offering proceeds of approximately $65.9 million to acquire a 2003-built Suezmax tanker from Teekay for $57.0 million and to repay a portion of its outstanding debt under its revolving credit facility.
Public Offerings by Teekay Offshore Partners L.P.
On December 19, 2006, our subsidiary Teekay Offshore sold as part of its initial public offering 8.1 million of its common units, representing limited partner interests, at $21.00 per unit for net proceeds of $155.3 million. During June 2008, Teekay Offshore, completed a follow-on public offering by issuing an additional 10.25 million of its common units at a price of $20.00 per unit for net proceeds of $198.8 million. In connection with the follow-on public offering, we contributed $4.2 million to Teekay Offshore to maintain our 2% general partner interest in it. As a result of the above transactions, our ownership of Teekay Offshore has been reduced from 59.8% to 50.6% (including the our 2% general partner interest), and we recorded an increase to stockholders’ equity of $28.5 million, which represents the Company’s gain from the issuance of units. During July 2008, the underwriters exercised their over-allotment option and purchased 375,000 common units at $20.00 per unit for proceeds of $7.2 million, net of commissions. Teekay Offshore owns 51% of Teekay Offshore Operating L.P. (or OPCO), including its 0.01% general partner interest and an additional 25% limited partnership interest it acquired from us upon the closing of the June 2008 public offering . As of December 31, 2008, OPCO owned and operated a fleet of 36 of our shuttle tankers (including 9 chartered-in vessels and 5 vessels owned by 50% owned joint ventures), 4 of our FSO units, and 11 of our conventional Aframax tankers. In addition, Teekay Offshore has direct ownership interests in two of our shuttle tankers (including one through a 50%-owned joint venture) and one of our FSOs. We indirectly own 49% of OPCO and 50.6% of Teekay Offshore, including its 2% general partner interest. As a result, we effectively own 74.8% of OPCO. Please read Item 18 — Financial Statements: Note 5 — Public Offerings.
Public Offerings by Teekay LNG Partners L.P.
During May 2007, Teekay LNG Partners L.P. completed a follow-on public offering of an additional 2.3 million of its common units at a price of $38.13 per unit, for net proceeds of $84.2 million. During April 2008, Teekay LNG completed a follow-on public offering of an additional 5.0 million of its common units at a price of $28.75 per unit, for net proceeds of $137.6 million. Subsequently the underwriters exercised their over-allotment option and purchased 375,000 common units resulting in an additional $10.8 million in gross proceeds to Teekay LNG. Concurrently with the public offering, we acquired 1.74 million common units of Teekay LNG at the same public offering price for a total cost of $50.0 million. During March 2009, Teekay LNG completed a follow-on public offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $70.4 million. Teekay LNG used the total net proceeds from the offerings to prepay amounts outstanding on two of its revolving credit facilities. As a result of the above transactions, we own a 53.0% interest in Teekay LNG, including its 2% general partner interest. Please read Item 18 — Financial Statements: Note 5 — Public Offerings.
B. Operations
Our organization is divided into the following key areas: the shuttle tanker and FSO segment (included in our Teekay Navion Shuttle Tankers and Offshore business unit), the FPSO segment (included in our Teekay Petrojarl business unit), the liquefied gas segment (included in our Teekay Gas Services business unit), the spot tanker segment and fixed-rate tanker segment (both included in our Teekay Tanker Services business unit). These centers of expertise work closely with customers to ensure a thorough understanding of our customers’ requirements and to develop tailored solutions.
•
Teekay Navion Shuttle Tankers and Offshore and Teekay Petrojarl provides marine transportation, processing and storage services to the offshore oil industry, including shuttle tanker, FSO and FPSO services. Our expertise and partnerships with third parties allow us to create solutions for customers producing crude oil from offshore installations.

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

Shuttle Tanker and FSO Segment and FPSO Segment
The main services our shuttle tanker and FSO segment and our FPSO segment provide to customers are:
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
As of December 31, 2008, there were approximately 74 vessels in the world shuttle tanker fleet (including newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Brazil, Canada, Russia, Australia and Africa. As of December 31, 2008, we owned 32 shuttle tankers (including four newbuildings) and chartered-in an additional nine shuttle tankers. Other shuttle tanker owners in the North Sea include Knutsen OAS Shipping AS, JJ Ugland Group and Penny Ugland, which as of December 31, 2008 controlled small fleets of 2 to 10 shuttle tankers each. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea.
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
As of December 2008, there were approximately 86 FSO units operating and seven FSO units on order in the world fleet. As at December 31, 2008, we had five FSO units. The major markets for FSO units are Asia, the Middle East, West Africa, South America and the North Sea. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.
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
Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 2008 there were approximately 144 FPSO units operating and 37 FPSO units on order in the world fleet. At December 31, 2008, we had five FPSO units. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. The major independent FPSO contractors are SBM Offshore, Modec, Prosafe, BW Offshore, Sevan Marine, Bluewater and Maersk.

During 2008, a total of approximately 37% of our net revenues were earned by the vessels in our shuttle tankers and FSO segment and FPSO segment, compared to approximately 47% in 2007 and 39% in 2006. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
Liquefied Gas Segment
The vessels in our liquefied gas segment compete in the LNG and LPG markets. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts with durations between 20 and 25 years, and with charter rates payable to the owner on a monthly basis. LNG shipping historically has been transacted with these long-term, fixed-rate time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages (typically consisting of a single voyage) and short-term time-charters of less than 12 months duration have grown in the past few years.
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
Most new LNG carriers, including all of our vessels, are being built with a membrane containment system. These systems consist of insulation between thin primary and secondary barriers and are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 40 years. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG and LPG carriers after they reach a certain age. As at December 31, 2008, there were approximately 300 vessels in the world LNG fleet, with an average age of approximately 10 years, and an additional 86 LNG carriers under construction or on order for delivery through 2011. As of December 31, 2008, the worldwide LPG tanker fleet consisted of approximately 1,126 vessels with an average age of approximately 16 years and approximately 191 additional LPG vessels were on order for delivery through 2011. LPG carriers range in size from approximately 500 to approximately 70,000 cubic meters (or cbm). Approximately 55% of the worldwide fleet is less than 5,000 cbm.
Our liquefied gas segment primarily consists of LNG and LPG carriers subject to long-term, fixed-rate time-charter contracts. As at December 31, 2008, we had 14 LNG carriers and an additional five newbuilding LNG carriers on order, all of which were scheduled to commence operations upon delivery under long-term fixed-rate time-charters and in which our interests range from 33% to 70%. In addition, as at December 31, 2008, we had six LPG carriers, of which five are under construction.
During 2008, approximately 9% of our net revenues were earned by the vessels in our liquefied gas segment, compared to approximately 9% in 2007, and 7% in 2006. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
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
Certain of our vessels in the spot tanker segment operate pursuant to pooling arrangements. Under a pooling arrangement, different vessel owners pool their vessels, which are managed by a pool manager, to improve utilization and reduce expenses. In general, revenues generated by the vessels operating in a pool, less related voyage expenses (such as fuel and port charges) and pool administrative expenses, are pooled and allocated to the vessel owners according to a pre-determined formula. As of March 1, 2009, we participated in three main pooling arrangements. These include an Aframax tanker pool, an LR2 tanker pool and a Suezmax tanker pool (the Gemini Pool). As of March 1, 2009, 32 of our Aframax tankers operated in the Aframax tanker pool, six of our LR2 tankers operated in the LR2 tanker pool and 14 of our Suezmax tankers operated in the Gemini Pool. Each of these pools is either solely or jointly managed by us.

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
We believe that we have competitive advantages in the Aframax and Suezmax tanker market as a result of the quality, type and dimensions of our vessels and our market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2008, our Aframax tanker fleet (excluding Aframax-size shuttle tankers and newbuildings) had an average age of approximately 9.0 years and our Suezmax tanker fleet (excluding Suezmax-size shuttle tankers and newbuildings) had an average age of approximately 4.6 years. This compares to an average age for the world oil tanker fleet of approximately 10.1 years, for the world Aframax tanker fleet of approximately 8.9 years and for the world Suezmax tanker fleet of approximately 9.3 years.
As of December 31, 2008, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 63 Aframax vessels), Sovcomflot (approximately 47 vessels), Aframax International Pool (approximately 46 Aframax vessels), the Sigma Pool (approximately 36 vessels), Tanker Pacific Management (approximately 17 vessels), Minerva Marine (approximately 17 vessels), and BP Shipping (approximately 16 vessels). Other large operators of Suezmax tonnage (including newbuildings on order) included Sovcomflot (approximately 25 vessels), Marmaras Navigation (approximately 16 vessels) and Dynacom (approximately 13 vessels).
We have chartering staff located in Tokyo, Japan; Singapore; London, England; Houston, Texas; and Stamford, Connecticut. Each office serves our clients headquartered in that office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. We believe that monitoring such information is critical to making informed bids on competitive brokered business.
During 2008, approximately 43% of our net revenues were earned by the vessels in our spot tanker segment, compared to approximately 34% in 2007 and 42% in 2006. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
Fixed-Rate Tanker Segment
The vessels in our fixed-rate tanker segment primarily consist of Aframax and Suezmax tankers that are employed on long-term time-charters. We consider contracts that have an original term of less than three years in duration to be short term. The only difference between the vessels in the spot tanker segment and the fixed-rate tanker segment is the duration of the contracts under which they are employed. Charters of more than three years are not as common as short-term charters and voyage charters for conventional tankers. During 2008, approximately 11% of our net revenues were earned by the vessels in the fixed-rate tanker segment, compared to approximately 10% in 2007 and 12% in 2006. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
Our Fleet
As at December 31, 2008, our fleet (excluding vessels managed for third parties) consisted of 186 vessels, including chartered-in vessels, and newbuildings on order. The following table summarizes our fleet as at December 31, 2008:

	Number of Vessels
	Owned		Chartered-in		Newbuildings
	Vessels		Vessels		/Conversions		Total
Shuttle Tanker and FSO Segment
Shuttle Tankers	25	(1)	9	(2)	4		38
FSO Units	4	(3)	—		—		4

Total Shuttle Segment	29		9		4		42

FPSO Segment
Shuttle Tankers	3	(1)	—		—		3
FSO Unit	1	(3)	—		—		1
FPSO Units	5	(4)	—		—		5

Total FPSO Segment	9		—		—		9

Fixed-Rate Tanker Segment
Conventional Tankers	17	(5)	6		2		25

Total Fixed-Rate Tanker Segment	17		6		2		25

Liquefied Gas Segment
LNG Carriers	14	(6)	—		5	(7)	19
LPG Carriers	1	(8)	—		5	(8)	6

Total Liquefied Gas Segment	15		—		10		25

Spot Tanker Segment
Suezmax Tankers	8	(9)	6		5		19
Aframax Tankers	21	(10)	26		—		47
Panamax Tanker	—		1		—		1
Large Product Tankers	9	(11)	8		1		18

Total Spot Tanker Segment	38		41		6		85

Total	108		56		22		186

The following footnotes indicate the vessels in the table above that are owned or chartered-in by non-wholly owned subsidiaries of Teekay Corporation or have been or will be offered to Teekay LNG, Teekay Offshore or Teekay Tankers:

(1)
Includes 25 vessels owned by OPCO (including five through 50% controlled joint ventures), two vessels owned by Teekay Offshore (including one through a 50% controlled joint venture), and one owned by Teekay Petrojarl.

(2)	All nine vessels chartered-in by OPCO.

(3)	Includes four FSO units owned by OPCO (including one through 89% joint venture) and one FSO unit owned by Teekay Offshore.

(4)
Includes five FPSO units owned by Teekay Petrojarl. Teekay is required to offer to sell to Teekay Offshore any of these units that are servicing contracts in excess of three years in length. Certain of our FPSO contracts include the services of shuttle tankers and an FSO unit, and as such these vessels are included in the FPSO segment.

(5)	Includes eight vessels owned by Teekay LNG, two vessels owned by OPCO, and two vessels owned by Teekay Tankers.

(6)	Includes nine LNG carriers owned by Teekay LNG, a 70% interest in one LNG carrier, and 40% interest in four LNG carriers.

(7)	Includes Teekay’s 70% interest in one LNG newbuilding and Teekay’s 33% interest in four LNG newbuildings. Teekay is required to offer to sell these vessels to Teekay LNG.

(8)	All vessels owned by Teekay LNG.

(9)	Includes two Suezmax tankers that Teekay is required to offer Teekay Tankers.

(10)	Includes nine vessels owned by Teekay Offshore, all of which are chartered to Teekay and seven vessels owned by Teekay Tankers.

(11)	Includes one product tanker owned by Teekay Tankers.
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
As of December 31, 2008, we had 22 vessels under construction. Please read Item 5 — Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 18 — Financial Statements: Notes 16(a) and 16(b) — Commitments and Contingencies — Vessels Under Construction and Joint Ventures.
Please read Item 18 — Financial Statements: Note 8 — Long-Term Debt for information with respect to major encumbrances against our vessels.
Safety, Management of Ship Operations and Administration
Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2008, we introduced the Quality Assurance and Training Officers (or QATO) Program to conduct rigorous internal audits of our processes and provide our seafarers with onboard training. In 2007, we introduced a behavior-based safety program called “Safety in Action” to improve the safety culture in our fleet. We are also committed to reducing our emissions and waste generation.
Key performance indicators facilitate regular monitoring of our operational performance. Targets are set on an annual basis to drive continuous improvement, and indicators are reviewed monthly to determine if remedial action is necessary to reach the targets.
Teekay Corporation, through certain of its subsidiaries, assists our operating subsidiaries in managing their ship operations. All vessels are operated under Teekay’s comprehensive and integrated Marine Operations Management System (or MOMS) that complies with the International Safety Management Code (or ISM Code), the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, and Occupational Health and Safety Advisory Services (or OHSAS) 18001. MOMS is certified by Det Norske Veritas (or DNV), the Norwegian classification society. It has also been separately approved by the Australian and Spanish Flag administrations. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and certain flag states.
Teekay Corporation provides, through certain of its subsidiaries, expertise in various functions critical to the operations of our operating subsidiaries. We believe this arrangement affords a safe, efficient and cost-effective operation. Teekay subsidiaries also provide to us access to human resources, financial and other administrative functions pursuant to administrative services agreements.
Ship management services are provided by the Teekay Marine Services division, a subsidiary of Teekay Corporation, located in various offices around the world. These include such critical ship management functions as:
•	vessel maintenance (including repairs and drydocking) and certification;
•	crewing by competent seafarers;
•	procurement of stores, bunkers and spare parts;
•	management of emergencies and incidents;
•	supervision of shipyard and projects during new-building and conversions;
•	insurance; and
•	financial management services.

Integrated onboard and onshore systems support the management of maintenance, inventory control and procurement, crew management and training and assist with budgetary controls.
Teekay Corporation’s day-to-day focus on cost efficiencies is applied to all aspects of our operations. We believe that the generally uniform design of some of our existing and new-building vessels and the adoption of common equipment standards provides operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering. In addition, in 2003, Teekay Corporation and two other shipping companies established a purchasing alliance, Teekay Bergesen Worldwide (or TBW), which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals.
Risk of Loss and Insurance
The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of crude oil, petroleum products, LNG and LPG is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.
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
Operations Outside of the United States
Because our operations are primarily conducted outside of the United States, we are affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered.
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
Customers
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil and LNG consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. One customer, an international oil company, accounted for 14% ($443.5 million) of our consolidated revenues during 2008 (20% or $472.3 million — 2007 and 15% or $307.9 million — 2006). No other customer accounted for more than 10% of our consolidated revenues during 2008, 2007 or 2006. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.
Classification, Audits and Inspections
The hull and machinery of all of our vessels have been “classed” by one of the major classification societies: Det Norske Veritas, Lloyd’s Register of Shipping or American Bureau of Shipping. In addition, the processing facilities of our FPSOs are “classed” by Det Norske Veritias. The classification society certifies that the vessel has been built and maintained in accordance with the rules of that classification society. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (an Intermediate Survey) and the fifth annual inspection being the most comprehensive survey (a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel in addition to a more detailed inspection of hull and machinery. Many of our vessels have qualified with their respective classification societies for drydocking every five years in connection with the Special Survey and are no longer subject to drydocking at Intermediate Surveys. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel hull to accommodate underwater inspections by divers.
The vessel’s flag state, or the vessel’s classification society if nominated by the flag state, also inspect our vessels to ensure they comply with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory. Port state authorities, such as the U.S. Coast Guard and the Australian Maritime Safety Authority, also inspect our vessels when they visit their ports. Many of our customers also regularly inspect our vessels as a condition to chartering.

We believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.
Our vessels are also regularly inspected by our seafaring staff, which perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year. Upon completion of each inspection, action plans are developed to address any items requiring improvement. All action plans are monitored until they are completed. The objectives of these inspections are to ensure:
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
Properties
Other than our vessels, we do not have any material property.
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
•
enhance returns to Teekay through fee-based revenue and ownership of the limited partnership’s incentive distribution rights, which entitle the holder to disproportionate distributions of available cash as cash distribution levels to unit holders increase; and

•	access to capital to grow each of our businesses in offshore, LNG and conventional tankers.
The following chart provides an overview of our organizational structure as at December 31, 2008. Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as at December 31, 2008.

(1)
The partnership is controlled by its general partner. Teekay Corporation has a 100% beneficial ownership in the general partner. However in certain limited cases, approval of a majority of the common unit holders is required to approve certain actions.

(2)	Proportion of voting power held is 53%.

(3)	Including our 100% interest in Teekay Petrojarl.

Teekay Offshore is a Marshall Islands limited partnership formed by us in 2006 as part of our strategy to expand our operations in the offshore oil marine transportation, processing and storage sectors. Teekay Offshore owns 51% of OPCO, including its 0.01% general partner interest. OPCO owns and operates a fleet of 34 of our shuttle tankers (including nine chartered-in vessels), four of our FSO vessels, and 11 of our conventional Aframax tankers. In addition, Teekay Offshore has direct ownership interests in two of our shuttle tankers and one of our FSOs. All of OPCO’s vessels operate under long-term, fixed-rate contracts. We directly own 49% of OPCO and 50% of Teekay Offshore, including its 2% general partner interest. As a result, we effectively own 74.5% of OPCO. Teekay Offshore also has rights to participate in certain FPSO opportunities relating to Teekay Petrojarl. Pursuant to an omnibus agreement we entered into in connection with Teekay Offshore’s initial public offering in 2006, we have also agreed to offer to Teekay Offshore existing FPSO units of Teekay Petrojarl that are servicing contracts in excess of three years in length.
Teekay LNG is a Marshall Islands limited partnership formed by us in 2005 as part of our strategy to expand our operations in the LNG shipping sector. Teekay LNG provides LNG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies through its fleet of 15 LNG carriers (including one newbuilding), six LPG carriers (including five newbuildings), and eight Suezmax tankers. In April 2008, Teekay sold two 1993-built LNG vessels to Teekay LNG and chartered them back for ten years with three five-year option periods.
In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to facilitate the growth of our conventional tanker business. Teekay Tankers owns a fleet of nine of our double-hull Aframax tankers, which trade in the spot tanker market and short- or medium-term, fixed-rate time-charter market. Teekay Tanker’s primary objective is to grow through the acquisition of conventional tanker assets from third parties and from us. We will offer to Teekay Tankers by August 2010 the opportunity to purchase up to four Suezmax-class oil tankers, of which two were acquired by Teekay Tankers in April 2008 and one in June 2009. Through a wholly-owned subsidiary, we provide Teekay Tankers with commercial, technical, administrative, and strategic services under a long-term management agreement. In exchange, Teekay Tankers has agreed to pay us both a market-based fee and a performance fee under certain circumstances to motivate us to increase Teekay Tankers’ cash available for distribution to its stockholders.
Teekay has entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when Teekay, Teekay LNG, and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. In addition, Teekay Tankers, has agreed that we may pursue business opportunities attractive to both parties.
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
SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, and the specific requirements for shuttle tankers, FSO units and FPSO units under the NPD (Norway) and HSE (United Kingdom) regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with ISM Code will be prohibited from trading in U.S. and European ports.
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
The U.S. Coast Guard (or Coast Guard) has implemented regulations requiring evidence of financial responsibility in an amount equal to the applicable OPA limitation on liability with the CERCLA liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.
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
Environmental Regulation—Other Environmental Initiatives.
Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil (not LNG) as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $6.7 million plus approximately $930 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $133 million per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
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
In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency (or the EPA), have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the transmission, distribution, supply and storage of LNG, the discharge of ballast water and the discharge of bunkers as potential pollutants (OPA 90 applies to discharges of bunkers or cargoes).
The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court in that action issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.

The EPA appealed this decision to the Ninth Circuit Court of Appeals, which on July 23, 2008, upheld the District Court’s decision. In response, the EPA adopted a new Clean Water Act permit titled the “Vessel General Permit.” Effective February 6, 2009, container vessels (including all vessels of the type operated by us) operating as a means of transportation that discharge ballast water or certain other incidental discharges into United States waters must obtain coverage under the Vessel General Permit and comply with a range of best management practices, reporting, inspections and other requirements. The Vessel General Permit also incorporates U.S. Coast Guard requirements for ballast water management and exchange and includes specific technology-based requirements for vessels, including oil and petroleum tankers. Under certain circumstances, the EPA may also require a discharger of ballast water or other incidental discharges to obtain an individual permit in lieu of coverage under the Vessel General Permit. These new requirements will increase the cost of operating our vessels in U.S. waters.
Since the EPA’s adoption of the Vessel General Permit, several U.S. states have added specific requirements to the permit through the Clean Water Act section 401 certification process (which varies from state to state) and, in some cases, require vessels to install ballast water treatment technology to meet biological performance standards.
Since 2009, several environmental groups and industry associations filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. These cases are still in the early procedural stage of litigation.
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
We have made special U.S. tax elections in respect of some of our vessel-owning or vessel-operating subsidiaries that are potentially engaged in activities which could give rise to U.S. Source International Transportation Income. Other subsidiaries that are engaged in activities which could give rise to U.S. Source International Transportation Income rely on our ability to claim exemption under Section 883 of the Code (the Section 883 Exemption) or if applicable a tax treaty with the U.S.

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
The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed placed of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.
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
The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2008 and 2007, approximately 8.2% and 7.8%, respectively, of our gross shipping revenues were U.S. Source International Transportation Income and the average U.S. federal income tax on such U.S. Source International Transportation Income would have been approximately $10.5 million and $7.5 million, respectively, for 2008 and 2007.
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
Spanish Taxation
Spain imposes income taxes on income generated by our majority owned Spanish subsidiary’s shipping related activities at a rate of 30%. Two alternative Spanish tax regimes provide incentives for Spanish companies engaged in shipping activities, the Canary Islands Special Ship Registry (or CISSR) and the Spanish Tonnage Tax Regime (or TTR). As at December 31, 2008, all but two of our vessels operated by our operating Spanish subsidiaries were subject to the TTR.
Under the TTR, the applicable income tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company’s disposal, excluding time required for repairs. The tax base ranges from 0.20 Euros per day per 100 tonnes to 0.90 Euros per day per 100 tonnes, against which the generally applicable tax rate of 30% applies. If the shipping company also engages in activities other than those subject to the TTR regime, income from those other activities is subject to tax at the generally applicable rate of 30%. If a vessel is acquired and disposed of by a company while it is subject to the TTR regime, any gain on the disposition of the vessel generally is not subject to Spanish taxation. If the company acquired the vessel prior to becoming subject to the TTR regime or if the company acquires a used vessel after becoming subject to the TTR regime, the difference between the fair market value of the vessel at the time it enters into the TTR and the tax value of the vessel at that time is added to the taxable income in Spain when the vessel is disposed of and generally remains subject to Spanish taxation at the rate of 30%.
Our two Spanish subsidiary’s vessels which are registered in the CISSR are allowed a credit, equal to 90% of the tax payable on income from the commercial operation of the Canary Islands registered ships, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3% on income from the operation of these vessels. Vessel sales are subject to the full 30% Spanish tax rate. A 20% reinvestment credit it available if the entire gross proceeds from the vessel sale are reinvested in a qualifying asset and if the asset disposed of has been held for a minimum period of one year.
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
Teekay is a leading provider of international crude oil and petroleum product transportation services. Over the past five years, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included the expansion into the LNG and LPG shipping sectors through our publicly-listed subsidiary, Teekay LNG, further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary, Teekay Offshore and through our 100% interest in Teekay Petrojarl, and expansion of our conventional tanker business through our publicly-listed subsidiary, Teekay Tankers Ltd. With a fleet of 175 vessels, offices in 17 countries and 6,800 seagoing and shore-based employees, Teekay provides comprehensive marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Our goal is to create the industry’s leading asset management company, focused on the Marine Midstream space.
SIGNIFICANT DEVELOPMENTS IN 2008 AND EARLY 2009
Acquisition of Remaining Shares of Teekay Petrojarl
In June and July 2008, we acquired the remaining 35.3% interest in Teekay Petrojarl primarily from Prosafe Production for a total purchase price of approximately NOK 1.5 billion ($304.4 million), which was paid in cash. As a result of these transactions, we now own 100% of Teekay Petrojarl.
Strategic Transaction with ConocoPhillips
In January 2008, we entered into a multi-vessel transaction with ConocoPhillips, in which we acquired ConocoPhillips’ rights in six double-hull Aframax tankers. Of the six Aframax tankers acquired, two are owned and four are bareboat chartered-in from third parties for periods ranging from five to ten years. The total cost of the transaction was $83.8 million. Two of the Aframax tankers have been chartered back to ConocoPhillips for a period of five years. Commencing in the second quarter of 2008, we have also chartered to ConocoPhillips a Very Large Crude Carrier (or VLCC) for three years and two of our Medium Range product tankers for five years.
Sale of LNG Vessels to Teekay LNG
In accordance with existing agreements, in April 2008, we sold two 1993-built LNG vessels (the Kenai LNG Carriers) to Teekay LNG for $230.0 million and chartered them back for ten years with three five-year option periods. We acquired these vessels in December 2007 from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230.0 million. The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan. The vessels were time-chartered back to the joint venture until April 2009 with charterer’s option to extend the contracts up to an additional seven years. We believe that these specialized vessels will provide us with the prospect of a new service offering following the completion of the Kenai project such as delivering partial cargoes at multiple ports or as a potential project vessel such as serving as a floating offshore re-gasification or production facility, subject to conversion.
One of the Kenai LNG carriers, the Arctic Spirit, came off charter from the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and we have entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), giving MLCI the option to purchase the vessel for conversion to an LNG FPSO unit. The agreement provides for a purchase price of $105 million if we exercise our option to participate in the project, or $110 million if we choose not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009 and MLCI may extend the option quarterly through 2010. If MLCI exercises the option and purchases the vessel from us, we expect MLCI to convert the vessel to an FPSO (although it is not required to do so) and charter it under a long-term charter contract to a third party. We have the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FPSO proceeds, we will negotiate, along with an equity investment, a similar option for a designee of MLCI to purchase a second Kenai LNG carrier for $125 million when it comes off charter.
Sale of RasGas 3 LNG Vessels to Teekay LNG
Prior to the end of the third quarter 2008, four newbuilding carriers (the RasGas 3 LNG Carriers) were delivered that will now service expansion of an LNG project in Qatar. Based on a November 1, 2006 agreement that Teekay LNG entered into with us, on May 6, 2008, upon delivery of the first vessel, we sold to Teekay LNG our 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), which owns a 40% interest in Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture), in exchange for a non-interest bearing and unsecured promissory note from Teekay LNG in the amount of $110.2 million.
Sale of Suezmax Tankers to Teekay Tankers
During April 2008, we sold two Suezmax tankers to Teekay Tankers for a total cost of $186.9 million and in June 2009, we sold a Suezmax tanker to Teekay Tankers for a total cost of $57.0 million. We have agreed to offer to Teekay Tankers, prior to June 18, 2010, a fourth Suezmax tanker.
Sale of Aframax Lightering Tankers to Teekay Offshore
On June 18, 2008, OPCO acquired from us two 2008-built Aframax lightering tankers and their related long-term, fixed-rate bareboat charters for a total cost of $106.0 million, including the assumption of third-party debt of $90.0 million and the non-cash settlement of related party working capital of $1.2 million. The 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years) are with Skaugen PetroTrans, a joint venture in which we own a 50% interest. These two lightering tankers are specially designed to be used in ship-to-ship oil transfer operations. This purchase was financed with the assumption of debt, together with cash balances.

Public Offerings by Teekay LNG Partners L.P.
During April 2008, Teekay LNG completed a public offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of $143.75 million. On May 8, 2008, the underwriters exercised their over-allotment option and purchased an additional 375,000 common units resulting in an additional $10.8 million in gross proceeds to Teekay LNG. Concurrently with the public offering, we acquired 1.74 million common units of Teekay LNG at the same public offering price for a total cost of $50.0 million. As a result of the above transactions, Teekay LNG raised gross equity proceeds of $208.7 million (including the general partner’s proportionate capital contribution), and our ownership, as of June 30, 2008, of Teekay LNG was reduced from 63.7% to 57.7% (including our 2% general partner interest), and we recorded an increase to stockholders’ equity of $23.8 million, which represents our gain from the issuance of units. The total net proceeds from the offering and private placement of approximately $202.5 million were used to reduce amounts outstanding under Teekay LNG’s revolving credit facilities which were used to fund the acquisitions of the interests in the Kenai and RasGas 3 LNG carriers.
During March 2009, Teekay LNG completed a public offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of $71.8 million (including the general partner’s proportionate capital contribution). As result, our ownership as of March 31, 2009, of Teekay LNG was reduced from 57.7% to 53.0% (including our 2% general partner interest). The total net proceeds from the offering and private placement of approximately $68.5 million were used to reduce amounts outstanding under one of Teekay LNG’s revolving credit facilities.
Public Offering by Teekay Offshore Partners L.P.
During June 2008, Teekay Offshore completed a public offering of 10.25 million common units at a price of $20.00 per unit, for gross proceeds of $205 million (including the general partner’s proportionate capital contribution). In connection with the follow-on public offering, we contributed $4.2 million to Teekay Offshore to maintain our 2% general partner interest. As a result of the above transactions, our ownership of Teekay Offshore was reduced from 59.8% to 50.6% (including our 2% general partner interest), and we recorded an increase to stockholders’ equity of $29.8 million, which represents our gain from the issuance of units. During July 2008, the underwriters exercised their over-allotment option and purchased an additional 375,000 common units at $20.00 per unit for gross proceeds of $7.5 million (including the general partner’s proportionate share). As a result of the above transactions, our ownership of Teekay Offshore was reduced from 59.8% to 49.9% (including our 2% general partner interest), and we recorded an increase to stockholder’s equity of $29.8 million, which represents our gain from the issuance of units.
The total net proceeds from the offerings of approximately $210.8 million were used to fund the acquisition by Teekay Offshore from us of an additional 25% interest in OPCO and to repay a portion of advances from OPCO.
Public Offering by Teekay Tankers Ltd.
On June 24, 2009, Teekay Tankers completed a follow-on public offering of 7.0 million common shares at a price of $9.80 per share, for gross proceeds of $68.6 million. Teekay Tankers has granted the underwriters a 30-day option to purchase up to an additional 1.05 million shares to cover any over-allotments. As a result of the above transaction, our ownership of Teekay Tankers has been reduced from 54.0% to 42.2%. Teekay Tankers used the total net offering proceeds of approximately $65.9 million to acquire a 2003-built Suezmax tanker from Teekay for $57.0 million and to repay a portion of its outstanding debt under its revolving credit facility.
Contract Extension with Talisman Energy
In December 2008, the Company entered into a contract extension with Talisman Energy for the FPSO Petrojarl Varg. The new terms under the contract extension commence on July 1, 2009, and provide that the Petrojarl Varg will continue to be chartered to Talisman Energy for an additional four years, with its option to extend the contract for up to an additional nine years thereafter. The contract extension provides an increased base daily time-charter rate plus an incentive component based on the operational performance of the unit and a tariff component based on the volume of oil produced. The new contract terms are expected to increase the annual cash flow from vessel operations from the Petrojarl Varg with opportunities for additional upside from the tariff component if nearby oil fields that would be covered by the contract become operational, as is expected. In accordance with an existing agreement, Teekay Offshore has the right to purchase the Petrojarl Varg at any time prior to December 4, 2009 at its fair market value when such right is exercised.
OTHER SIGNIFICANT PROJECTS
Angola LNG Project
We have a 33% interest in a consortium that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Final award of the charter contract was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., have 34% and 33% interests in the consortium, respectively. In accordance with existing agreements, we are required to offer to Teekay LNG our 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. Please read Item 18 — Financial Statements: Note 16(b) — Commitments and Contingencies — Joint Ventures.
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
RESULTS OF OPERATIONS
In accordance with GAAP, we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts and FPSO service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our five reportable segments where applicable.
The shipping industry has been experiencing significant growth in the world fleet resulting in a global manpower shortage. This shortage has resulted in crew wage increases during 2008 and into 2009. However, with the recent global financial turmoil and associated recession, the current number of projected newbuild deliveries could be reduced and the number of vessels laid-up may increase. This may have the effect of easing the pressure on seafarer demand and crew wage inflation pressures.

We manage our business and analyze and report our results of operations on the basis of five segments: the shuttle tanker and FSO segment, the FPSO segment, the fixed-rate tanker segment, the liquefied gas segment and the spot tanker segment. Please read Item 18 — Financial Statements: Note 2 — Segment Reporting.
Year Ended December 31, 2008 versus Year Ended December 31, 2007
Shuttle Tanker and FSO Segment
Our shuttle tanker and FSO segment (which includes our Teekay Navion Shuttle Tankers and Offshore business unit) includes our shuttle tankers and FSO units. The shuttle tanker and FSO segment had four shuttle tankers under construction as at December 31, 2008. We acquired one shuttle tanker during March 2008. Please read Item 18 — Financial Statements: Note 16 — Commitments and Contingencies. We use these vessels to provide transportation and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts or contracts of affreightment. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels, which generally reduces oil production.
The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Revenues	705,461	642,047	9.9
Voyage expenses	171,599	117,571	46.0

Net revenues	533,862	524,476	1.8
Vessel operating expenses	175,449	127,372	37.7
Time-charter hire expense	134,100	160,993	(16.7)
Depreciation and amortization	117,198	104,936	11.7
General and administrative (1)	58,725	60,234	(2.5)
Gain on sale of vessels and equipment, net of write-downs	(3,771)	(16,531)	(77.2)
Restructuring charge	10,645	—	—

Income from vessel operations	41,516	87,472	(52.5)

Calendar-Ship-Days
Owned Vessels	11,595	11,015	5.3
Chartered-in Vessels	3,765	4,619	(18.5)

Total	15,360	15,634	(1.8)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources).
The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in) increased during 2008 compared to 2007. This was primarily the result of:
•	the transfer of the Navion Saga from the fixed-rate segment to the shuttle tanker and FSO segment in connection with the completion of its conversion to an FSO unit in May 2007; and
•	the delivery of two new shuttle tankers, the Navion Bergen and the Navion Gothenburg, in April and July 2007, respectively (collectively, the Shuttle Tanker Deliveries);
partially offset by
•	a decline in the number of chartered-in shuttle tankers; and
•	the sale of a 1987-built shuttle tanker in May 2007 (or the Shuttle Tanker Disposition).
Net Revenues. Net revenues increased 1.8% to $533.9 million for 2008, from $524.5 million for 2007, primarily due to:
•	an increase of $10.1 million from the Shuttle Tanker Deliveries;
•
an increase of $9.6 million due to more revenue days for shuttle tankers servicing contracts of affreightment and from shuttle tankers servicing contracts of affreightment in the conventional spot tanker market, earning a higher average daily charter rate, compared to the same period last year;

•	an increase of $6.9 million from the transfer of the Navion Saga to the shuttle tanker and FSO segment; and
•
an increase of $2.5 million due to the redeployment of one shuttle tanker from servicing contracts of affreightment to a time-charter effective October 2007, and earning a higher average daily charter rate than for the same periods last year;

partially offset by
•	a decrease of $10.0 million, due to declining oil production at mature oil fields in the North Sea which are serviced by certain shuttle tankers on contracts of affreightment;
•	a decrease of $3.9 million due to an increased number of offhire days resulting from an increase in scheduled drydockings and unexpected repairs performed compared to the same period last year;
•	a decrease of $3.4 million due to customer performance claims under the terms of charter party agreements;
•	a decrease of $3.0 million due to an increase in bunker costs which are not passed on to the charterer under certain contracts; and
•	a decrease of $3.0 million due to redeliver of an in-chartered shuttle tanker in May 2008.
Vessel Operating Expenses. Vessel operating expenses increased 37.7% to $175.4 million for 2008, from $127.4 million for 2007, primarily due to:
•	an increase of $33.2 million from increases in crew manning costs;
•	an increase of $9.8 million relating to the unrealized change in fair value of our foreign currency forward contracts;
•	an increase of $5.0 million relating to the transfer of the Navion Saga to the shuttle tanker and FSO segment; and
•	an increase of $4.4 million, from the acquisition of an in-chartered shuttle tanker, the Navion Oslo, which was delivered in late March 2008; and
•	an increase of $0.5 million from increases in service costs and the price of consumables, freight and lubricants
Time-Charter Hire Expense. Time-charter hire expense decreased 16.7% to $134.1 million for 2008, from $161.0 million for 2007, primarily due to a decrease in the number of chartered-in vessels.
Depreciation and Amortization. Depreciation and amortization expense increased 11.7% to $117.2 million for 2008, from $105.0 million for 2007, primarily due to:
•	an increase of $6.9 million relating to the transfer of the Navion Saga to the shuttle tanker and FSO segment; and
•	an increase of $2.8 million from the Shuttle Tanker Deliveries.
Gain on Sale of Vessels and Equipment — Net of Write-downs. Gain on sale of vessels and equipment for 2008 was a net gain of $3.8 million, which was primarily due to a gain of $3.7 million from the sale of equipment.
FPSO Segment
Our FPSO segment (which includes our Teekay Petrojarl business unit) includes our FPSO units and other vessels used to service our FPSO contracts. We took delivery of one FPSO during February 2008. Please read Item 18 — Financial Statements: Note 16 — Commitments and Contingencies. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts, contracts of affreightment or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.
The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Revenues	383,752	350,279	9.6
Vessel operating expenses	227,651	156,264	45.7
Depreciation and amortization	91,734	68,047	34.8
General and administrative (1)	53,087	36,927	43.8
Loss on sale of vessels and equipment, net of write-downs	12,019	—	—
Goodwill impairment charge	334,165	—	—

(Loss) income from vessel operations	(334,904)	89,041	(476.1)

Calendar-Ship-Days
Owned Vessels	2,073	1,825	13.6

Total	2,073	1,825	13.6

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).
The average fleet size of our FPSO segment (including vessels chartered-in) increased during 2008 compared to 2007. This was primarily the result of the delivery of a new FPSO unit in February 2008 (or the FPSO Delivery).
Net Revenues. Net revenues increased 10.4% to $383.8 million for 2008, from $350.3 million for 2007, primarily due to:
•	an increase of $40.4 million from the FPSO Delivery;
partially offset by
•	a decrease of $11.3 million in revenues from the Foinaven FPSO due to lower oil production compared to the prior year and a production shutdown during August and September 2008.

As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts that have terms that are less favorable than prevailing market terms at the time of acquisition. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for 2008 was $66.6 million (2007 — $66.6 million). Please read Item 18 — Financial Statements: Note 6 — Goodwill, Intangible Assets and In-Process Revenue Contracts.
Vessel Operating Expenses. Vessel operating expenses increased 45.7% to $227.7 million for 2008, from $156.3 million for 2007, primarily due to:
•	an increase of $25.3 million relating to the unrealized change in fair value of our foreign currency forward contracts;
•	an increase of $24.2 million from the FPSO Delivery;
•	an increase of $13.9 million from increases in service costs and the price of consumables, freight and lubricants; and
•	an increase of $7.3 million from increases in crew manning costs;
partially offset by
•	a decrease of $1.8 million from lower insurance charges.
Depreciation and Amortization. Depreciation and amortization expense increased 34.8% to $91.7 million for 2008, from $68.0 million for 2007, primarily due to:
•	an increase of $13.8 million from the refinement of preliminary estimates of fair value assigned to certain assets included in our acquisition of Teekay Petrojarl; and
•	an increase of $9.9 million from the FPSO Delivery.
Loss on Sale of Vessels and Equipment — Net of Write-downs. Loss on sale of vessels and equipment — net of write-downs for 2008 was due to a $12.0 million impairment write-down of a 1986-built shuttle tanker.
Goodwill impairment charge. Goodwill impairment charge was from a write-down of goodwill from the Teekay Petrojarl acquisition. Based on an impairment analysis, management concluded that the carrying value of goodwill in the FPSO segment exceeded its fair value by $334.2 million as of December 31, 2008. As a result, an impairment loss of $334.2 million has been recognized in our consolidated statement of income (loss) for the year ended December 31, 2008. Please read Item 18 — Financial Statements: Note 6 — Goodwill, Intangible Assets and In-Process Revenue Contracts.
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
The following table presents our fixed-rate tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Revenues	265,849	195,942	35.7
Voyage expenses	5,010	2,707	85.1

Net revenues	260,839	193,235	35.0
Vessel operating expenses	68,065	51,458	32.3
Time-charter hire expense	43,048	25,812	66.8
Depreciation and amortization	44,578	36,018	23.8
General and administrative (1)	20,740	18,221	13.8
Loss on sale of vessels and equipment, net of write-downs	4,401	—	—
Restructuring charge	1,991	—	—

Income from vessel operations	78,016	61,725	26.4

Calendar-Ship-Days
Owned Vessels	6,824	5,390	26.6
Chartered-in Vessels	2,363	1,312	80.1

Total	9,187	6,702	37.1

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources).

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased by 37% in 2008 compared to 2007. This increase was primarily the result of:
•	the acquisition of two Suezmax tankers from OMI Corporation on August 1, 2007 (collectively, the OMI Acquisition);
•
the addition of two new chartered-in Aframax tankers in January 2008 as part of the multi-vessel transaction with ConocoPhillips, in which we acquired ConocoPhillips’ rights in six double-hull Aframax tankers (collectively, the ConocoPhillips Acquisition);

•	the delivery of two new Aframax tankers during January and March 2008 (collectively, the Aframax Deliveries);
•	the transfer of two product tankers from the spot tanker segment in April 2008 upon commencement of long-term time-charters (the Product Tanker Transfers); and
•	the transfer of four Aframax tankers, on a net basis during 2008, from the spot tanker segment upon commencement of long-term time-charters (the Aframax Transfers).
The Aframax Transfers comprise the transfer of three owned vessel and two chartered-in vessels from the spot tanker segment, and the transfer of one owned vessels to the spot tanker segment. The effect of the transaction is to increase the fixed tanker segment’s net revenue and time-charter expenses, and to decrease its vessel operating expenses.
Net Revenues. Net revenues increased 35.0% to $260.8 million for 2008, from $193.2 million for 2007, primarily due to:
•	an increase of $17.6 million from the ConocoPhillips Acquisition;
•	an increase of $17.0 million from the OMI Acquisition;
•	an increase of $11.2 million from the Product Tanker Transfers;
•	an increase of $9.8 million from the Aframax Transfers;
•
a increase of $9.2 million from increased revenues earned by the Teide Spirit and the Toledo Spirit (the time charters for both these vessels provide for additional revenues to us beyond the fixed hire rate when spot tanker market rates exceed threshold amounts; the time-charter for the Toledo Spirit also provides for a reduction in revenues to us when spot tanker market rates are below threshold amounts); and

•	an increase of $8.6 million from the Aframax Deliveries;
partially offset by
•	a decrease of $3.3 million from lower charter rates earned on an in-chartered VLCC.
Vessel Operating Expenses. Vessel operating expenses increased 32.3% to $68.1 million for 2008, from $51.5 million for 2007, primarily due to:
•	an increase of $7.9 million from the ConocoPhillips acquisition;
•	an increase of $4.6 million relating to higher crew manning and repairs, insurance, and maintenance and consumables;
•	an increase of $3.8 million from the Product Tanker Transfers;
•	an increase of $1.7 million due to full year operations in 2008 of the Suezmax tankers acquired in the OMI Acquisition; and
•
an increase of $1.0 million due to the effect on our Euro-denominated vessel operating expenses (primarily crewing costs for five of our Suezmax tankers) from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year. A majority of our vessel operating expenses for five of our Suezmax tankers are denominated in Euros, which is primarily a function of the nationality of our crew (our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments);

partially offset by
•	a decrease of $3.1 million from the Aframax Transfers.
Time-Charter Hire Expense. Time-charter hire expense increased 66.8% to $43.0 million for 2008, compared to $25.8 million for 2007, primarily due to:
•	an increase of $7.3 million from the ConocoPhillips acquisition.
•	an increase of $5.6 million from the Aframax Transfers; and
•	an increase of $4.9 million from the OMI Acquisition.
Depreciation and Amortization. Depreciation and amortization expense increased 23.8% to $44.6 million for 2008, from $36.0 million for 2007, primarily due to:
•	an increase of $5.1 million from the OMI Acquisition; and
•	an increase of $2.8 million from the Aframax Deliveries.
Loss on Sale of Vessels and Equipment — Net of Write-downs. For 2008, we recorded a $4.1 million impairment charge related to a 1990-built conventional tanker.
Restructuring Charges. During the year ended December 31, 2008, we incurred restructuring charges of $1.3 million relating to costs incurred to change the crew of the Samar Spirit from Australian crew to International crew, and $0.5 million relating to reorganization of certain business units.

Liquefied Gas Segment
Our liquefied gas segment consists of LNG and LPG carriers subject to long-term, fixed-rate time-charter contracts. At December 31, 2008 we also had five LNG carriers currently under construction. One was delivered in March 2009 and the remaining four LNG carriers currently under construction are scheduled for delivery between August 2011 and January 2012. In addition, at December 31, 2008 we had five LPG carriers currently under construction. One was delivered in April 2009 and the remaining four LPG carriers are scheduled for delivery between July 2009 and October 2010. Upon delivery, all of these vessels will commence operation under long-term, fixed-rate time-charters. Please read Item 18 — Financial Statements: Note 16(a) — Commitments and Contingencies — Vessels Under Construction and Note 16(b) — Commitments and Contingencies — Joint Ventures.
The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Revenues	221,930	166,981	32.9
Voyage expenses	1,009	109	825.7

Net revenues	220,921	166,872	32.4
Vessel operating expenses	48,185	30,239	59.3
Depreciation and amortization	58,371	46,018	26.8
General and administrative (1)	23,072	20,521	12.4
Restructuring charge	634	—	—

Income from vessel operations	90,659	70,094	29.3

Calendar-Ship-Days
Owned Vessels and Vessels under Capital Lease	3,701	2,899	27.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources).
The increase in the average fleet size of our liquefied gas segment from 2007 to 2008 was primarily due to:
•	the delivery of one new LNG carrier in November 2008 (the Tangguh Hiri);
•	the delivery of two new LNG carriers in January and February 2007 (or the RasGas II Deliveries); and
•	our December 2007 acquisition of two 1993-built LNG vessels from a joint venture between Marathon Oil Corporation and ConocoPhillips (or the Kenai LNG Carriers).
Net Revenues. Net revenues increased 32.4% to $220.9 million for 2008, from $166.9 million for 2007, primarily due to:
•	an increase of $38.3 million from the delivery of the Kenai LNG Carriers;
•	an increase of $6.1 million from the RasGas II Deliveries;
•	a relative increase of $5.5 million, due to the Madrid Spirit being off-hire during the first half of 2007 after sustaining damage to its engine boilers; and
•	an increase of $4.7 million due to the effect on our Euro-denominated revenues of the strengthening of the Euro against the U.S. Dollar during 2008 compared to 2007;
partially offset by
•	a decrease of $3.1 million, due to the Catalunya Spirit being off-hire for 34.3 days during the first half of 2008 for scheduled drydocking.
Vessel Operating Expenses. Vessel operating expenses increased 59.3% to $48.2 million for 2008, from $30.2 million for 2007, primarily due to:
•	an increase of $10.8 million from the full year operations in 2008 of the Kenai LNG Carriers delivered in 2007;
•
an increase of $2.3 million due to the effect on our Euro-denominated vessel operating expenses (primarily crewing costs) from the strengthening of the Euro against the U.S. Dollar during 2008 compared to 2007 (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments);

•	an increase of $1.2 million from the RasGas II Deliveries; and
•	an increase of $0.7 million from the delivery of the Tangguh Hiri.
Depreciation and Amortization. Depreciation and amortization increased 26.8% to $58.4 million in 2008, from $46.0 million in 2007, primarily due to:
•	an increase of $9.9 million from the delivery of the Kenai LNG Carriers;
•	an increase of $1.2 million from the RasGas II Deliveries;
•	an increase of $0.6 million from the delivery of the Tangguh Hiri; and
•	an increase of $0.3 million relating to the amortization of drydock expenditures incurred during 2008.

Spot Tanker Segment
Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We accepted delivery of five Suezmax tankers in 2008. At December 31, 2008, we had four Suezmax tankers under construction, which have delivered since then. We also have three Suezmax tankers under construction which are scheduled to be delivered between June and August 2009 and are expected to be included in this segment. We consider contracts that have an original term of less than three years in duration to be short term. Substantially all of our conventional Aframax, Suezmax, large product and medium product tankers are among the vessels included in the spot tanker segment.
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
The following table presents our spot tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Revenues	1,616,663	1,040,258	55.4
Voyage expenses	580,770	406,921	42.7

Net revenues	1,035,893	633,337	63.6
Vessel operating expenses	134,969	81,813	65.0
Time-charter hire expense	434,975	279,676	55.5
Depreciation and amortization	106,921	74,094	44.3
General and administrative (1)	88,898	95,962	(7.4)
Gain on sale of vessels and equipment, net of write-downs	(72,664)	—	—
Restructuring charge	2,359	—	—

Income from vessel operations	340,435	101,792	234.4

Calendar-Ship-Days
Owned Vessels	13,623	11,764	15.8
Chartered-in Vessels	17,647	12,730	38.6

Total	31,270	24,494	27.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources).
The average fleet size of our spot tanker fleet increased 27.7% from 24,494 calendar days in 2007 to 31,271 calendar days in 2008, primarily due to:
•	the acquisition of twelve owned and five chartered-in vessels from OMI Corporation on August 1, 2007 (collectively, the OMI Acquisition);
•
the addition of two owned and two chartered-in Aframax tankers in January 2008 as part of the multi-vessel transaction with ConocoPhillips, in which we acquired ConocoPhillips’ rights in six double-hull Aframax tankers (collectively, the ConocoPhillips Acquisition);

•	the delivery of two new large product tankers in February and May 2007 (or the Spot Tanker Deliveries);
•	the delivery of three new Suezmax tankers between May and October 2008 (or the Suezmax Deliveries); and
•	a net increase in the number of chartered-in vessels, primarily Aframax and product tankers.
In addition, during April 2007 we sold and leased back two older Aframax tankers and during July 2007 we sold and leased back one Aframax tanker. This had the effect of decreasing the number of calendar ship days for our owned vessels and increasing the number of calendar ship days for our chartered-in vessels.
Tanker Market and TCE Rates
The demand for conventional oil tankers is a function of several factors such as: world oil demand and supply (which affect the amount of crude oil and refined products transported by oil tankers); the relative locations of oil production, refining and consumption (which affects the distance over which the oil or refined products are transported); and the supply of oil tankers.
Average crude tanker freight rates increased in 2008 to the highest level since 1990 driven by counter-seasonally high rates in the second and third quarters of the year. The strength in crude tanker rates was primarily driven by an increase in long haul oil movements between the Atlantic and Pacific basins as well as record high crude output levels from the Organization of the Petroleum Exporting Nations (or OPEC) for most of the year.

In addition, short term factors such as hurricane related port delays, strike action in the Mediterranean, and Iran using up to twenty VLCCs and Suezmaxes as floating storage resulted in tighter tanker supply and higher charter rates during the summer months. Tanker fleet growth was dampened throughout most of the year by the effect of vessels being removed from the fleet for conversion to dry bulk and offshore units and vessel scrapping. Crude tanker rates eased in the fourth quarter of 2008 as OPEC commenced implementation of production cutbacks in response to weakening oil demand as a result of the downturn in the global economy.
The growth in the global economy slowed during 2008, particularly in the second half of the year after a series of shocks to global financial markets. According to the International Monetary Fund (or IMF), world gross domestic product growth averaged 3.2% in 2008, a decrease from 5.2% in 2007. The Organisation for Economic Co-operation and Development (or OECD) countries were worst hit with growth averaging just 1.0% in 2008. The slowdown in global economic growth had an impact on global oil demand which contracted by 0.4 million barrels per day (or mb/d), or approximately 0.4%, according to the International Energy Agency (IEA). Oil demand in the OECD fell by 1.7 mb/d in 2008 while non-OECD demand led by China, Asia and the Middel East, grew by 1.3 mb/d. Global oil supply increased by 1.0 mb/d in 2008 driven by higher OPEC output as a result of record high crude oil prices for much of the year.
The latest IMF assessment estimates that the global economy will decrease between 0.5% and 1.0% in 2009 as the global economic downturn deepens. The advanced economies of North America, Europe and Japan are expected to undergo a recession in 2009 while emerging and developing economies will experience much slower growth than in previous years. The IEA estimates that global oil demand will decline by 2.5 mb/d or approximately 2.9% to average 83.3 mb/d in 2009. This will be the first time that global oil demand has declined in consecutive years since 1982 and 1983. Non-OPEC oil supply is expected to remain flat in 2009 as increased output from the United States and Brazil is counter-balanced by declining output from the North Sea and Mexico. OPEC has announced 4.2 mb/d in production cuts since September 2008 in an effort to drawdown global oil stocks and thereby increase crude oil prices.
Spot tanker rates during the first half of 2009 have experienced significant declines compared to 2008 as a result of the contraction in the global economy.
The world tanker fleet rose to 407.2 million deadweight tonnage (dwt) as of December 31, 2008, an increase of 21.7 million dwt, or 5.6% from the end of 2007. The tanker fleet growth was dampened for much of the year by increased scrapping and the removal of vessels for conversion to other ship types, particularly dry bulk. In total, 14.7 million dwt were removed from the world tanker fleet, the highest level of tanker fleet tonnage removal since 2003. Tanker deliveries are expected to increase in 2009 with around 62 million dwt of tankers due to deliver during the year. However, a number of factors could dampen fleet growth including the increased scrapping of single hull tankers ahead of the IMO mandated 2010 phase-out date; ship order cancellations due to the effects of the global credit crunch; and increased slippage of new vessel deliveries, particularly from greenfield and newly established shipyards that accounted for around 25% of the crude tanker orderbook. In the first four months of 2009, the pace of tanker newbuilding deliveries increased from 2008 levels, resulting in world tanker fleet growth of 13.4 million dwt, or 3.3%.
The following table outlines the TCE rates earned by the vessels in our spot tanker segment for 2008, 2007 and 2006 and includes the realized results of synthetic time-charters (or STCs) and forward freight agreements (or FFAs), which we enter into at times as hedges against a portion of our exposure to spot tanker market rates or for speculative purposes.

	Year Ended
	December 31, 2008			December 31, 2007			December 31, 2006
	Net		TCE	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers (2)	121,393	2,111	57,505	52,697	1,496	35,225	56,981	1,639	34,766
Aframax Tankers (2)	609,150	15,072	40,416	342,989	11,681	29,363	398,522	10,946	36,408
Large/Medium Product Tankers (2)	149,842	4,396	34,086	98,194	3,746	26,213	96,782	3,488	27,747
Small Product Tankers (2)	44,008	3,172	13,874	51,811	3,596	14,408	58,530	3,782	15,476

Time-Charter Fleet (1)
Suezmax Tankers (2)	85,674	2,762	31,019	47,584	1,666	28,562	—	—	—
Aframax Tankers (2)	39,900	1,224	32,598	5,734	183	31,334	19,134	729	26,247
Large/Medium Product Tankers (2)	52,892	1,971	26,835	42,482	1,638	25,935	—	—	—

Other (3)	(66,966)	—	—	(8,154)	—	—	(494)	—	—

Totals	1,035,893	30,708	33,734	633,337	24,006	26,382	629,455	20,584	30,580

(1)
Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment of less than 1 year and gains and losses from forward freight agreements (FFAs) less than 1 year; and time-charter fleet includes short-term time-charters and fixed-rate contracts of affreightment of between 1-3 years and gains and losses from STCs and FFAs of between 1-3 years.

(2)	Includes realized gains and losses from STCs and FFAs.

(3)
Includes broker commissions, the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, unrealized gains and losses from STCs and FFAs, the amortization of in-process revenue contracts and cost of fuel while offhire.

Net Revenues. Net revenues increased 63.6% to $1.04 billion for 2008, from $633.3 million for 2007, primarily due to:
•	an increase of $207.8 million from an increase in our average TCE rate during 2008 compared to 2007;
•	an increase of $147.4 million from the OMI Acquisition;
•	an increase of $52.6 million from a net increase in the number of chartered-in vessels;
•	an increase of $42.0 million from the ConocoPhillips Acquisition;
•	an increase of $19.5 million from the Spot Tanker Deliveries and the Suezmax Deliveries; and
•	an increase of $17.0 million from the transfer of two Aframax tankers from the fixed-rate tanker segment in January 2008;
partially offset by
•	a decrease of $54.2 million from the effect of STCs and FFAs;
•	a decrease of $13.6 million from an increase in the number of days our vessels were off-hire due to regularly scheduled maintenance; and
•	a decrease of $5.0 million from the transfer of a Suezmax tanker to the offshore segment in May 2007 and the transfer of an Aframax tanker to the fixed-rate tanker segment in December 2007.
Vessel Operating Expenses. Vessel operating expenses increased 65.0% to $135.0 million for 2008, from $81.8 million for 2007, primarily due to:
•	an increase of $18.1 million from higher crew manning repairs, maintenance and consumables costs, insurance costs, port expenses, safety inspections and non-recurring damages;
•	an increase of $17.2 million from the ConocoPhillips Acquisition;
•	an increase of $10.1 million from the OMI Acquisition;
•	an increase of $4.8 million from the transfer of two Aframax tankers from the fixed-rate segment in January 2008; and
•	an increase of $4.3 million from the Spot Tanker Deliveries and the Suezmax Deliveries;
partially offset by
•
a decrease of $3.3 million from the transfer of a Suezmax tanker to the shuttle tanker and FSO segment in May 2007 and the transfer of an Aframax tanker to the fixed-rate tanker segment in December 2007.

Time-Charter Hire Expense. Time-charter hire expense increased 55.5% to $435.0 million for 2008, from $279.7 million for 2007, primarily due to:
•	an increase of $49.8 million from an increase in the number of chartered-in tankers (excluding the OMI and ConocoPhillips vessels) compared to the same period in 2007;
•	an increase of $42.7 million from an increase in the average in-charter rate;
•	an increase of $39.8 million from the OMI Acquisition;
•	an increase of $16.1 million from the ConocoPhillips Acquisition; and
•	an increase of $6.9 million due to the sale and lease-back of three Aframax tankers during April and July 2007.
Depreciation and Amortization. Depreciation and amortization expense increased 44.3% to $106.9 million for 2008, from $74.1 million for 2007, primarily due to:
•	an increase of $30.7 million from the OMI Acquisition;
•	an increase of $6.3 million from the ConocoPhillips Acquisition; and
•	an increase of $3.5 million from the Spot Tanker Deliveries and the Suezmax Deliveries;
partially offset by
•	a decrease of $2.8 million from the sale and lease-back of three Aframax tankers during April and July 2007; and
•	a decrease of $2.2 million from the transfer of a Suezmax tanker to the shuttle tanker and FSO segment in May 2007 and the transfer of an Aframax to the fixed-rate tanker segment during December 2007.
Gain on Sale of Vessels and Equipment — Net of Write-downs. Gain on sale of vessels and equipment of $72.7 million for 2008 was due to:
•	a gain of $52.2 million from the sale of vessels; and
•	a gain of $44.4 million from the sale of our 50% interest in the Swift Tanker Pool;
partially offset by
•	a decrease of $23.9 million from the impairment write-down on two 1992-built Aframax tankers.

Other Operating Results
The following table compares our other operating results for 2008 and 2007.

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except percentages)	2008	2007	% Change

General and administrative	(244,522)	(231,865)	5.5
Interest expense	(994,966)	(422,433)	135.5
Interest income	273,647	110,201	148.3
Foreign exchange gain (loss)	32,348	(39,912)	(181.0)
Equity loss from joint ventures	(36,085)	(12,404)	190.9
Income tax recovery	56,176	3,192	1,659.9
Non-controlling interest expense	(9,561)	(8,903)	7.4
Other (loss) income — net	(6,736)	23,677	(128.4)
General and Administrative Expenses. General and administrative expenses increased 5.5% to $244.5 million for 2008, from $231.9 million for 2007, primarily due to:
•	an increase of $26.5 million from the unrealized change in fair value of our foreign currency forward contracts;
•
an increase of $16.7 million in compensation for shore-based employees and other personnel expenses, primarily due to increase in headcount and compensation levels partially offset by the strengthening of the U.S. Dollar compared to other major currencies;

•	an increase of $10.3 million in corporate-related expenses, including costs associated with Teekay Tankers becoming a public entity in December 2007; and
•	an increase of $3.8 million in fleet overhead from the timing of seafarer training initiatives and higher training activity in the liquefied gas segment;
partially offset by
•	a decrease of $42.2 million relating to the costs associated with our equity-based compensation and long-term incentive program for management; and
•	a decrease of $2.8 million in office expenses and travel costs due to business development and other project initiatives.
Interest Expense. Interest expense increased 135.5% to $995.0 million for 2008, from $422.4 million for 2007, primarily due to:
•	an increase of $508.4 million relating to the unrealized change in fair value of our interest rate swaps and swaptions;
•
an increase of $43.6 million due to additional debt drawn under long-term revolving credit facilities and term loans relating to the Shuttle Tanker Deliveries, the Aframax Deliveries, the Spot Tanker Deliveries and other investing activities;

•
an increase of $9.3 million relating to debt of Teekay Nakilat (III) used by the RasGas 3 Joint Venture to fund shipyard construction installment payments (this increase in interest expense from debt is offset by a corresponding increase in interest income from advances to the joint venture); and

•	an increase of $0.6 million relating to debt from the delivery of the Tangguh Hiri.
We have not applied hedge accounting to our interest rate swaps and as such, the unrealized changes in fair value of the swaps are reflected in interest expense in our consolidated statements of income (loss).
Interest Income. Interest income increased 148.3% to $273.6 million for 2008, compared to $110.2 million for 2007, primarily due to:
•	an increase of $171.3 million relating to the unrealized change in fair value of our interest rate swaps; and
•	an increase of $4.5 million relating to interest-bearing loans made by us to the RasGas 3 Joint Venture for shipyard construction installment payments;
partially offset by
•
a decrease of $8.9 million resulting from the repayment of interest-bearing loans we made to a 50% joint venture between us and TORM, which were used during the second quarter of 2007, together with comparable loans made by TORM, to acquire 100% of the outstanding shares of OMI; and

•
a decrease of $2.4 million relating to a decrease in restricted cash used to fund capital lease payments for the RasGas II Deliveries (please read Item 18 — Financial Statements: Note 10 — Capital Leases and Restricted Cash).

We have not applied hedge accounting to our interest swaps and as such, the unrealized changes in fair value of the swaps are reflected in interest income in our consolidated statements of income.
Foreign Exchange Gains (Losses). Foreign exchange gain (loss) was a gain of $32.3 million for 2008, compared to a loss of $39.9 million for 2007. The changes in our foreign exchange gains (losses) are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

Non-controlling Interest Expense. Non-controlling interest expense increased to $9.6 million for 2008, compared to $8.9 million for 2007, primarily due to:
•	an increase of $21.7 million from the initial public offering of Teekay Tankers in December 2007; and

•	an increase of $3.0 million from the operating results of the RasGas II joint venture;
partially offset by
•	a decrease of $14.6 million from a decrease in earnings from Teekay Offshore partially offset by the follow-on public offering of Teekay Offshore in June 2008; and
•
a decrease of $7.3 million from a decrease in earnings from Teekay LNG which was primarily the result of unrealized foreign exchange losses attributable to the revaluation of its Euro-denominated term loans partially offset by the follow-on public offering of Teekay LNG in April 2008.

Equity Loss from Joint Ventures. Equity loss of $36.1 million for 2008 was primarily comprised of our share of the Angola LNG Project loss. The majority of the loss relates to unrealized losses on interest rate swaps.
Income Tax Recovery. Income tax recovery was $56.2 million for 2008 compared to $3.2 million for 2007. The $53.0 million increase to income tax recoveries was primarily due to an increase in deferred income tax recoveries relating to unrealized foreign exchange translation losses.
Other (Loss) Income (Net). Other loss of $6.7 million for 2008 was primarily comprised of write-down of marketable securities of $20.2 million, partially offset by leasing income of $9.5 million from our volatile organic compound emissions equipment, gain on sale of marketable securities of $4.6 million, and gain on bond redemption of $3.0 million.
Other income of $23.7 million for 2007 was primarily comprised of leasing income of $11.0 million from our volatile organic compound emissions equipment, gain on sale of marketable securities of $9.6 million and gain on sale of subsidiary of $6.9 million, partially offset by loss on bond redemption of $0.9 million.
Net (Loss) Income. As a result of the foregoing factors, the Company incurred a net loss of $469.5 million for 2008, compared to a net income of $63.5 million for 2007.
Year Ended December 31, 2007 versus Year Ended December 31, 2006
Shuttle Tanker and FSO Segment
The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	% Change

Revenues	642,047	572,392	12.2
Voyage expenses	117,571	89,642	31.2

Net revenues	524,476	482,750	8.6
Vessel operating expenses	127,372	90,798	40.3
Time-charter hire expense	160,993	170,308	(5.5)
Depreciation and amortization	104,936	83,501	25.7
General and administrative (1)	60,234	46,220	30.3
(Gain) loss on sale of vessels	(16,531)	698	(2,468.3)

Income from vessel operations	87,472	91,225	(4.1)

Calendar-Ship-Days
Owned Vessels	11,015	9,050	21.7
Chartered-in Vessels	4,619	4,983	(7.3)

Total	15,634	14,033	11.4

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources).
The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in) increased during 2007 compared to 2006. This was primarily the result of:
•
the consolidation of five 50%-owned subsidiaries, each of which owns one shuttle tanker, effective December 1, 2006 upon amendments of the applicable operating agreements, which granted us control of these entities, that were previously accounted for as joint ventures using the equity method (or the Consolidation of 50%-owned Subsidiaries);

•	the transfer of the Navion Saga from the fixed-rate segment to the shuttle tanker and FSO segment in connection with the completion of its conversion to an FSO unit in May 2007; and
•	the delivery of two new shuttle tankers, the Navion Bergen and the Navion Gothenburg, in April and July 2007, respectively (or the Shuttle Tanker Deliveries);
partially offset by
•	a decline in the number of chartered-in shuttle tankers; and
•	the sale of one 1981-built shuttle tanker in July 2006 and one 1987-built shuttle tanker in May 2007 (the Shuttle Tanker Dispositions).
Net Revenues. Net revenues increased 8.6% to $524.5 million for 2007, from $482.8 million for 2006, primarily due to:
•	an increase of $40.8 million due to the Consolidation of 50%-owned Subsidiaries;
•	an increase of $23.0 million relating to the transfer of the Navion Saga to the shuttle tanker and FSO segment;
•	an increase of $12.3 million due to the Shuttle Tanker Deliveries; and
•	an increase of $3.6 million due to the renewal of certain vessels on time-charter contracts at higher daily rates during 2006;
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
Vessel Operating Expenses. Vessel operating expenses increased 40.3% to $127.4 million for 2007, from $90.8 million for 2006, primarily due to:
•	an increase of $17.5 million from the Consolidation of 50%-owned Subsidiaries;
•
an increase of $14.0 million in salaries for crew and officers primarily due to general wage escalations from the renegotiation of seafarer contracts, change in crew composition, a change in the crew rotation system and the weakening U.S. Dollar;

•	an increase of $6.0 million relating to the transfer of the Navion Saga to the shuttle tanker and FSO segment;
•	an increase of $3.4 million relating to an increase in services, non-recurring repairs and maintenance; and
•	an increase of $0.2 million relating to the unrealized change in fair value of our foreign currency forward contracts;
partially offset by
•	a decrease of $2.1 million relating to the Shuttle Tanker Dispositions.
Time-Charter Hire Expense. Time-charter hire expense decreased 5.5% to $161.0 million for 2007, from $170.3 million for 2006, primarily due to a decrease in the number of chartered-in vessels.
Depreciation and Amortization. Depreciation and amortization expense increased 25.7% to $104.9 million for 2007, from $83.5 million for 2006, primarily due to:
•	an increase of $13.7 million from the Consolidation of 50%-owned Subsidiaries;
•	an increase of $6.6 million from the transfer of the Navion Saga to the shuttle tanker and FSO; and
•	an increase of $3.8 million due to the Shuttle Tanker Deliveries;
partially offset by
•	a decrease of $4.0 million relating to the Shuttle Tanker Dispositions.
Gain on Sale of Vessels and Equipment — Net of Write-downs. Gain on sale of vessels for 2007 was a net gain of $16.5 million, which was primarily comprised of:
•	a gain of $11.6 million from the sale of a 1987-built shuttle tanker and certain equipment during May 2007; and
•	a gain of $4.9 million from the sale of a 50% interest in a 2007-built shuttle tanker during September 2007.

FPSO Segment
The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our offshore segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	% Change

Revenues	350,279	95,455	267.0
Vessel operating expenses	156,264	36,158	332.2
Depreciation and amortization	68,047	22,360	204.3
General and administrative (1)	36,927	10,549	250.1

Income from vessel operations	89,041	26,388	237.4

Calendar-Ship-Days
Owned Vessels	1,825	460	296.7

Total	1,825	460	296.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).
The average fleet size of our FPSO segment increased during 2007 compared to 2006. This was primarily the result of the acquisition during the third quarter of 2006 of Teekay Petrojarl, which operates four FPSO units and one shuttle tanker (please read item 18 — Financial Statements: Note 3 — Acquisition of Additional 35.3% of Teekay Petrojarl ASA);
Revenues. Revenues increased 267.0% to $350.3 million for 2007, from $95.5 million for 2006, primarily due to a net increase of $245.8 million relating to the Teekay Petrojarl acquisition, which includes the effect of amortization of contract values as described below;
As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts which have terms that are less favorable than then-prevailing market terms. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for 2007 was $66.6 million (2006 — $22.4 million). Please read Item 18 — Financial Statements: Note 6 — Goodwill, Intangible Assets and In-Process Revenue Contracts.
Vessel Operating Expenses. Vessel operating expenses increased 332.2% to $156.3 million for 2007, from $36.2 million for 2006, primarily due to:
•	an increase of $125.3 million from the Teekay Petrojarl acquisition;
partially offset by
•	a decrease of $4.0 million relating to the unrealized change in fair value of our foreign currency forward contracts.
Depreciation and Amortization. Depreciation and amortization expense increased 204.3% to $68.0 million for 2007, from $22.4 million for 2006, primarily due to an increase of $45.1 million from the Teekay Petrojarl acquisition.
Fixed-Rate Tanker Segment
The following table presents our fixed-rate tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	% Change

Revenues	195,942	181,605	7.9
Voyage expenses	2,707	1,999	35.4

Net revenues	193,235	179,606	7.6
Vessel operating expenses	51,458	44,083	16.7
Time-charter hire expense	25,812	16,869	53.0
Depreciation and amortization	36,018	32,741	10.0
General and administrative (1)	18,221	15,843	15.0

Income from vessel operations	61,726	70,070	(11.9)

Calendar-Ship-Days
Owned Vessels	5,390	5,475	(1.6)
Chartered-in Vessels	1,312	728	80.2

Total	6,702	6,203	8.0

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources).

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
In addition, during July 2007 we sold and leased back an older Aframax tanker. This had the effect of decreasing the number of calendar ship days for our owned vessels and increasing the number of calendar ship days for our chartered-in vessels.
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
Liquefied Gas Segment
The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	% Change

Revenues	166,981	104,489	59.8
Voyage expenses	109	975	(88.8)

Net revenues	166,872	103,514	61.2
Vessel operating expenses	30,239	18,912	59.9
Depreciation and amortization	46,018	33,160	38.8
General and administrative (1)	20,521	15,531	32.1

Income from vessel operations	70,094	35,911	95.2

Calendar-Ship-Days
Owned Vessels and Vessels under Capital Lease	2,899	1,887	53.6

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources).

The increase in the average fleet size of our liquefied gas segment was primarily due to:
•	the delivery of the three RasGas II LNG Carriers between October 2006 and February 2007, and
•	our December 2007 acquisition of the two 1993-built Kenai LNG Carriers from a joint venture between Marathon Oil Corporation and ConocoPhillips (or the Kenai LNG Carriers).
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
Net Revenues. Net revenues increased 61.2% to $166.9 million for 2007, from $103.5 million for 2006, primarily due to:
•	an increase of $59.8 million from the delivery of the RasGas II LNG Carriers;
•	an increase of $6.8 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during 2007 compared to 2006;
•	a relative increase of $2.4 million due to the Catalunya Spirit being off-hire for 35.5 days during 2006 to complete repairs and for a scheduled drydock; and
•	an increase of $2.0 million from the delivery of the Kenai LNG Carriers;
partially offset by
•	a decrease of $5.8 million due to the Madrid Spirit being off-hire, as discussed above; and
•	a decrease of $2.0 million relating to 30.8 days of off-hire for a scheduled drydocking for one of our LNG carriers during July 2007.
Vessel Operating Expenses. Vessel operating expenses increased 59.9% to $30.2 million for 2007, from $18.9 million for 2006, primarily due to:
•	an increase of $8.9 million from the delivery of the RasGas II LNG Carriers;
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
Spot Tanker Segment
The following table presents our spot tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	% Change

Revenues	1,040,258	1,059,796	(1.8)
Voyage expenses	406,921	430,341	(5.4)

Net revenues	633,337	629,455	0.6
Vessel operating expenses	81,813	58,088	40.8
Time-charter hire expense	279,676	214,991	30.1
Depreciation and amortization	74,094	52,203	41.9
General and administrative (1)	95,962	93,357	2.8
Gain on sale of vessels	—	(2,039)	(100.0)
Restructuring charge	—	8,929	(100.0)

Income from vessel operations	101,792	203,926	(50.1)

Calendar-Ship-Days
Owned Vessels	11,764	9,541	23.3
Chartered-in Vessels	12,730	11,190	13.8

Total	24,494	20,731	18.2

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources).
The average fleet size of our spot tanker fleet increased 18.2% from 20,731 calendar days in 2006 to 24,494 calendar days in 2007, primarily due to:
•	the delivery of four new large product tankers between November 2006 and May 2007 (or the Spot Tanker Deliveries);
•	the acquisition of twelve vessels from OMI Corporation on August 1, 2007 (or the OMI Acquisition); and
•	a net increase in the number of chartered-in vessels, primarily Suezmax and product tankers;
partially offset by
•	the transfer of the Navion Saga to the shuttle tanker and FSO segment in connection with the completion of its conversion to an FSO unit in May 2007.
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

Depreciation and Amortization. Depreciation and amortization expense increased 41.9% to $74.1 million for 2007, from $52.2 million for 2006, primarily due to:
•	an increase of $21.4 million from the OMI Acquisition; and
•	an increase of $6.1 million from the Spot Tanker Deliveries;
partially offset by
•	a decrease of $5.5 million from the sale and lease-back of the Aframax tankers during April and July 2007; and
•	a decrease of $1.7 million from the transfer of the Navion Saga to the shuttle tanker and FSO segment.
Other Operating Results
The following table compares our other operating results for 2007 and 2006.

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except percentages)	2007	2006	% Change

General and administrative	(231,865)	(181,500)	27.7
Interest expense	(422,433)	(100,089)	322.1
Interest income	110,201	31,714	247.5
Foreign exchange loss	(39,912)	(50,416)	(20.8)
Equity (loss) income from joint ventures	(12,404)	6,099	(303.4)
Income tax recovery (expense)	3,192	(8,811)	(136.2)
Non-controlling interest expense	(8,903)	(6,759)	31.7
Other — net	23,677	3,566	564.0
General and Administrative Expenses. General and administrative expenses increased 27.7% to $231.9 million for 2007, from $181.5 million for 2006, primarily due to:
•	an increase of $26.0 million from our acquisition of Teekay Petrojarl in October 2006;
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

•
an increase of $5.8 million from higher travel costs, due to the integration of OMI and Teekay Petrojarl, and an increase in costs due to the weakening of the U.S. Dollar compared to other major currencies, and

•	an increase of $4.3 million from an increase in crew training expenses, due to integration of new seafarers and LNG training initiatives;
partially offset by
•	a decrease of $5.6 million relating to the unrealized change in fair value of our non-designated foreign currency forward contracts;
•	a relative decrease of $6.7 million during 2007 relating to the costs associated with our equity-based compensation and long-term incentive program for management; and
•	a relative decrease of $2.1 million during 2007 from severance costs recorded in 2006.
Interest Expense. Interest expense increased 322.1% to $422.4 million for 2007, from $100.1 million for 2006, primarily due to:
•	an increase of $205.3 million relating to the unrealized change in fair value of our non-designated interest rate swaps;
•	an increase of $36.5 million resulting from interest incurred from financing our acquisition of Teekay Petrojarl and interest incurred on debt we assumed from Teekay Petrojarl;
•	an increase of $33.3 million relating to the increase in capital lease obligations and term loans in connection with the delivery of the RasGas II LNG Carriers;
•	an increase of $31.6 million relating to the increase in debt used to finance our acquisition of 50% of OMI Corporation;
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

•	an increase of $6.9 million relating to additional restricted cash deposits that will be used to pay for lease payments on the three RasGas II LNG Carriers; and
•	an increase of $2.7 million from the interest we earned on cash we assumed as part of the Teekay Petrojarl acquisition;
partially offset by
•
a decrease of $7.3 million resulting from scheduled capital lease repayments on two of our LNG carriers that were funded from restricted cash deposits (please read Item 18 — Financial Statements: Note 10- Capital Leases and Restricted Cash).

We have not applied hedge accounting to our interest swaps and as such, the unrealized changes in fair value of the swaps are reflected in interest income in our consolidated statements of income.
Foreign Exchange Loss. Foreign exchange loss decreased 20.8% to $39.9 million for 2007, compared to $50.4 million for 2006. The changes in our foreign exchange losses are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.
Non-controlling Interest Expense. Non-controlling interest expense increased to $8.9 million for 2007, compared to $6.8 million for 2006, primarily due to:
•	an increase of $2.7 million resulting from the Consolidation of 50%-owned Subsidiaries; and
•	an increase of $1.2 million from the initial public offering of Teekay Tankers in December 2007;
partially offset by
•	a decrease of $3.5 million from a minority owner’s share of a gain on the disposal of a vessel in July 2006.
Equity (Loss) Income from Joint Ventures. Equity loss of $12.4 million for 2007 was primarily comprised of equity losses from the joint ventures with SkaugenPetroTrans and with OMI.
Income Tax Recovery (Expense). Income tax recovery was $3.2 million for 2007 compared to an income tax expense of $8.8 million for 2006. The $12.0 million increase to income tax recoveries was primarily due to deferred income tax recoveries resulting from the financial restructuring of our Norwegian shuttle tanker operations during 2006, partially offset by an increase in deferred income tax expense relating to unrealized foreign exchange translation gains.
Other (Loss) Income (Net). Other income of $23.7 million for 2007 was primarily comprised of leasing income of $11.0 million from our volatile organic compound emissions equipment, gain on sale of marketable securities of $9.6 million and gain on sale of subsidiary of $6.9 million, offset by loss on bond redemption of $0.9 million.
Other income of $3.6 million for 2006 was primarily comprised of leasing income of $11.4 million from our volatile organic compound emissions equipment and gain on sale of marketable securities of $1.4 million, partially offset by loss on expiry of options to construct LNG carriers of $6.1 million, write-off of capitalized loan costs of $2.8 million, and loss on bond redemption of $0.4 million.
Net (Loss) Income. As a result of the foregoing factors, net income decreased to $63.5 million for 2007, from $302.8 million for 2006.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations and our undrawn credit facilities. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, the scheduled repayments of long-term debt, as well as funding our working capital requirements. As at December 31, 2008, our total cash and cash equivalents was $814.2 million, compared to $442.7 million as at December 31, 2007. Our total liquidity, including cash and undrawn credit facilities, was $1.9 billion as at December 31, 2008, up from $1.7 billion as at December 31, 2007.
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
As at December 31, 2008, we had $245.0 million of scheduled debt repayments coming due within the following twelve months. We believe that our working capital is sufficient for our present short-term liquidity requirements.
Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Excluding the two LPG carriers to be delivered between July 2009 and March 2010 and the two multigas carriers to be delivered between August 2010 and October 2010, as at December 31, 2008, pre-arranged debt facilities were in place for all of our remaining capital commitments relating to our portion of newbuildings currently on order. Our pre-arranged debt facilities do not include our undrawn credit facilities. We will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional debt or equity securities or any combination thereof.
As at December 31, 2008, our revolving credit facilities provided for borrowings of up to $3.7 billion, of which $1.1 billion was undrawn. The amount available under these revolving credit facilities decreases by $214.3 million (2009), $221.7 million (2010), $807.0 million (2011), $237.4 million (2012), $315.1 million (2013) and $1.9 billion (thereafter). Our revolving credit facilities are collateralized by first-priority mortgages granted on 67 of our vessels, together with other related security, and are guaranteed by Teekay or our subsidiaries.
Our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 33 of our vessels, together with other related security, and are generally guaranteed by Teekay or our subsidiaries.
Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash. As at December 31, 2008, this amount was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines (with at least six months to maturity) of at least 7.5% of total debt. As at December 31, 2008, this amount was $293.0 million. We were in compliance with all loan covenants at December 31, 2008.
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
Cash Flows
The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the years presented:

	2008	2007
	($000’s)	($000’s)
Net operating cash flows	431,847	255,018
Net financing cash flows	767,878	2,114,199
Net investing cash flows	(828,233)	(2,270,458)

Operating Cash Flows
The increase in net operating cash flow mainly reflects an increase in net operating cash flows generated by our spot tanker and liquefied gas segments, partially offset by a decrease in net operating cash flows generated by our offshore segment, which was primarily the result of an increase in crew manning costs and vessel repair costs, and an increase in distributions to minority owners.
Financing Cash Flows
During 2008, our proceeds from long-term debt, net of prepayments, were $565.4 million. We used a majority of these funds to finance our expenditures for vessels and equipment, which are explained in more detail below.
During April 2008, our subsidiary Teekay LNG, issued an additional 5.4 million common units in a public offering for net proceeds of $148.3 million and during June 2008, our subsidiary Teekay Offshore, issued an additional 10.6 million common units in a public offering for net proceeds of $134.3 million. Please read Item 18 — Financial Statements: Note 5 — Public Offerings. The proceeds were used for repayment of debt and general corporate purposes.
During March 2008, we repurchased 0.5 million of our common stock for $20.5 million, or an average cost of $41.09 per share, pursuant to previously announced share repurchase programs. Please read Item 18 — Financial Statements: Note 12 — Capital Stock.
Dividends paid during 2008 were $82.9 million, or $1.14125 per share. We have paid a quarterly dividend since 1995. We increased our quarterly dividend during each of the last four years from $0.125 per share in 2003 to $0.31625 per share during the second quarter of 2009. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock.
Investing Cash Flows
During 2008, we:
•
incurred capital expenditures for vessels and equipment of $620.1 million, primarily for shipyard construction installment payments on our newbuilding Suezmax tankers, Aframax tankers, shuttle tankers and LNG carriers and for costs to convert a conventional tanker to an FPSO unit;

•	acquired an additional 35.3% interest in Teekay Petrojarl for a total cost of $304.9 million;
•	loaned $211.5 million to the RasGas 3 Joint Venture for shipyard construction installment payments;
•	acquired two Aframax tankers for a total cost of approximately $72.5 million as part of the multi-vessel transaction with ConocoPhillips;
•	acquired a shuttle tanker for a total cost of $41.7 million;
•	sold our 50% interest in Swift Tankers Management AS, which included our intermediate vessel positions within the Swift Tanker pool for proceeds of $44.4 million; and
•	received proceeds of $331.6 million from the sale of three Handysize product tankers, one Aframax product tanker, one medium-range product tanker and one Suezmax tanker.
COMMITMENTS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at December 31, 2008:

In millions of U.S. Dollars	Total	2009	2010 and 2011	2012 and 2013	Beyond 2013

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	4,538.9	225.5	1,510.2	510.8	2,292.4
Chartered-in vessels (operating leases)	971.9	424.1	379.1	139.7	29.0
Commitments under capital leases (2)	226.8	134.4	92.4	—	—
Commitments under capital leases (3)	1,073.1	24.0	48.0	48.0	953.1
Commitments under operating leases (8)	501.3	18.5	50.1	50.2	382.5
Newbuilding installments (4)	840.3	419.7	420.6	—	—
Asset retirement obligation	10.0	—	—	—	10.0

Total U.S. Dollar-denominated obligations	8,162.3	1,246.2	2,500.4	748.7	3,667.0

Euro-Denominated Obligations: (5)
Long-term debt (6)	414.1	11.8	234.5	14.7	153.1
Commitments under capital leases (2) (7)	164.0	35.8	128.2	—	—

Total Euro-denominated obligations	578.1	47.6	362.7	14.7	153.1

Total	8,740.4	1,293.8	2,863.1	763.4	3,820.1

(1)
Excludes expected interest payments of $160.0 million (2009), $274.9 million (2010 and 2011), $169.9 million (2012 and 2013) and $188.9 million (beyond 2013). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 1.0% at December 31, 2008 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from late-2009 to 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $35.6 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our LNG carriers upon the termination of the related capital lease on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 18 — Financial Statements: Note 10 — Capital Leases and Restricted Cash.

(3)	Existing restricted cash deposits of $487.4 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements.

(4)
Represents remaining construction costs, including a joint venture partner’s 30% interest, as applicable, but excluding capitalized interest and miscellaneous construction costs, for four shuttle tankers, seven Suezmax tankers, five LPG carriers and one LNG carriers. Please read Item 18 — Financial Statements: Note 16 — Commitments and Contingencies — Vessels Under Construction.

(5)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as at December 31, 2008.

(6)
Excludes expected interest payments of $13.9 million (2009), $23.0 million (2010 and 2011), $11.3 million (2012 and 2013) and $36.1 million (beyond 2013). Expected interest payments are based on EURIBOR plus margins that ranged up to 0.66% at December 31, 2008, as well as the prevailing U.S. Dollar/Euro exchange rate as at December 31, 2008. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(7)
Existing restricted cash deposits of $146.2 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

(8)	We have corresponding leases whereby we are the lessor and expect to receive $489.4 million for these leases from 2009 to 2029.
We also have a 33% interest in a consortium that has entered into agreements for the construction of four LNG carriers. As at December 31, 2008, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $815.4 million (2007 — $815.4), of which our share is $269.1 million (2007 — $269.1). Please read Item 18 — Financial Statements: Note 16(b) — Commitments and Contingencies — Joint Ventures.
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
We have been advised that the Foinaven FPSO unit is now expected to remain on station at the Foinaven field beyond 2010. A portion of the revenue we receive under the related FPSO contract is based on the amount of oil processed by this unit. Making such long-range estimates of oil field production requires significant judgment, and we rely on the information provided by the operator of the field and other sources for this information. The Foinaven contract provides for an adjustment to the amount paid to us in connection with the Foinaven FPSO unit, and we have requested an adjustment of the amounts payable to us under the terms of that provision. Our cash flow projections relating to this FPSO unit are based on our assessment of the likely outcome of discussions with the other party to the contract about these adjustments. While we anticipate certain increases to the rates we will receive under this contract, should there be a negative outcome to these discussions, we would likely need to complete an additional impairment test on the vessel. This could result in our having to write-down some of the carrying value of the vessel, which could be significant in amount.
Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation expense than before the vessel impairment.
Drydocking
Description. We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We include in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. We expense costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and for annual class survey costs on our FPSO units. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the period of the subsequent drydocking.
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
Recent Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards (or SFAS) 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This statement changes existing accounting requirements for other-than-temporary impairment. SFAS 115-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We are currently evaluating the potential impact, if any, of the adoption of SFAS 115-2 on our consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly. SFAS 157-4 amends SFAS 157, Fair Value Measurements to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. SFAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. SFAS 157-4 supersedes SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. The guidance in SFAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Early adoption is permitted, but only for periods ending after March 15, 2009. We are currently evaluating the potential impact, if any, of the adoption of SFAS 157-4 on our consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 107-1 and APB 28-1, Interim Disclosures About Fair Value of Financial Instruments. SFAS 107-1 extends the disclosure requirements of SFAS 107, Disclosures about Fair Value of Financial Instruments to interim financial statements of publicly traded companies as defined in APB Opinion No. 28, Interim Financial Reporting. SFAS 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We are currently evaluating the potential impact, if any, of the adoption of SFAS 107-1 on our consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies. This statement amends SFAS 141, Business Combinations, to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, in accordance with SFAS 157, if the fair value can be determined during the measurement period. SFAS 141(R)-1 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R)-1 on our consolidated results of operations and financial condition.
In October 2008, the FASB issued SFAS No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, SFAS No. 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in SFAS No. 157-3 is effective immediately but does not have any impact on our consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133 (or SFAS 161). The statement requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require, comparative disclosures for earlier periods at initial adoption.
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on our consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on our consolidated results of operations and financial condition.

Item 6. Directors, Senior Management and Employees
Directors and Senior Management
Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2008 are listed below:

Name	Age	Position

C. Sean Day	59	Director and Chair of the Board
Bjorn Moller	51	Director, President and Chief Executive Officer
Axel Karlshoej	68	Director and Chair Emeritus
Dr. Ian D. Blackburne	62	Director
James R. Clark	58	Director
Peter S. Janson	61	Director
Thomas Kuo-Yuen Hsu	62	Director
Eileen A. Mercier	61	Director
Tore I. Sandvold	61	Director
Arthur Bensler	51	EVP, Secretary and General Counsel
Bruce Chan	36	President, Teekay Tanker Services, a division of Teekay
Peter Evensen	50	EVP and Chief Strategy Officer
David Glendinning	54	President, Teekay Gas Services and Offshore, a division of Teekay
Kenneth Hvid	40	President, Teekay Navion Shuttle Tankers and Offshore, a division of Teekay
Vincent Lok	40	EVP and Chief Financial Officer
Peter Lytzen	51	President, Teekay Petrojarl ASA, a subsidiary of Teekay
Lois Nahirney	45	EVP, Corporate Resources
Graham Westgarth	54	President, Teekay Marine Services, a division of Teekay
Certain biographical information about each of these individuals is set forth below:
C. Sean Day has served as a Teekay director since 1998 and as our Chairman of the Board since September 1999. Mr. Day has also served as Chairman of Teekay GP L.L.C., the general partner of Teekay LNG since its formation in November 2004, Chairman of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore since its formation in August 2006, and Chairman of Teekay Tankers since its formation in October 2007. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to Navios, Mr. Day held a number of senior management positions in the shipping and finance industries. He is currently serving as a director of Kirby Corporation and is Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent Company of Resolute Investments, Ltd., our largest shareholder, to oversee its investments including that in the Teekay group of Companies.
Bjorn Moller became a Teekay director and our President and Chief Executive Officer in April 1998. Mr. Moller has served as Vice Chairman and a Director of Teekay GP L.L.C. since its formation in November 2004, Vice Chairman and a Director of Teekay Offshore GP L.L.C. since its formation in November 2004, and as the Chief Executive Officer and a director of Teekay Tankers since its formation in October 2007. Mr. Moller has over 25 years’ experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since December 2006 and on the Board of the American Petroleum Institute since 2000. He has served in senior management positions with Teekay for more than 15 years and has headed our overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed our global chartering operations and business development activities.
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
James R. Clark has served as a Teekay director since 2006. Mr. Clark was President and Chief Operating Officer of Baker Hughes Incorporated from February 2004 until his retirement in January 2008. Previously, he was Vice President, Marketing and Technology from 2003 to 2004, having joined Baker Hughes Incorporated in 2001 as Vice President and President of Baker Petrolite Corporation. Mr. Clark was President and Chief Executive Officer of Consolidated Equipment Companies, Inc. from 2000 to 2001 and President of Sperry-Sun, a Halliburton company, from 1996 to 1999. He has also held financial, operational and leadership positions with FMC Corporation, Schlumberger Limited and Grace Energy Corporation. Mr. Clark also serves on the Board of Incorporate Members of Dallas Theological Seminary and is a Trustee of the Center for Christian Growth, both in Dallas, Texas.

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
Peter Evensen joined Teekay in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Financial Officer in February 2004 and was appointed Executive Vice President and Chief Strategy Officer in November 2006. Mr. Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since its formation in November 2004 and as a director of Teekay GP L.L.C. since January 2005. Mr. Evensen has served as the Chief Executive Officer and Chief Financial Officer and a director of Teekay Offshore GP L.L.C. since 2006, and as Executive Vice President and a director of Teekay Tankers since October 2007. Mr. Evensen has over 20 years of experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.
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
Vincent Lok has served as Teekay’s Executive Vice President and Chief Financial Officer since July 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in March 2002 and Senior Vice President and Treasurer in February 2004, and Senior Vice President and Chief Financial Officer in November 2006. Prior to joining Teekay Corporation, Mr. Lok worked in the Vancouver, Canada, audit practice of Deloitte & Touche LLP.
Peter Lytzen joined Teekay Petrojarl as President and Chief Executive Officer on August 1, 2007. Mr. Lytzen’s experience includes over 20 years in the oil and gas industry and he joined Teekay Petrojarl from Maersk Contractors, where he most recently served as Vice President of Production. In this role, he held overall responsibility for Maersk Contractors’ technical tendering, construction and operation of FPSO and other offshore production solutions. He first joined Maersk in 1987 and held progressively responsible positions throughout the organization.
Lois Nahirney joined Teekay in August 2008, and is responsible for shore-based Human Resources, Corporate Communications, Corporate Services, and IT. Ms. Nahirney brings to the role more than 25 years of global experience as a senior executive and consultant in human resources, strategy, organization change, and information systems. Prior to joining Teekay, she held the position of Acting Chief Human Resources Officer with BC Hydro in Vancouver, Canada, and Partner with Western Management Consultants.

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
During 2008, the eight non-employee directors received, in the aggregate, $700,000 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. Each non-employee director receives an annual cash retainer of $50,000. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an additional annual cash retainer of $8,000, $5,000 and $5,000, respectively. The Chairman of the Board and the Chairman of the Audit Committee receive an additional annual cash retainer of $278,000 and $16,000, respectively.
Each non-employee director (excluding the Chairman of the Board) also received an $85,000 annual retainer to be paid by way of a grant of, at the director’s election, restricted stock or stock options under our 2003 Equity Incentive Plan. Pursuant to this annual retainer, during 2008 we granted stock options to purchase an aggregate of 71,600 shares of our common stock at an exercise price of $40.41 per share and 10,500 shares of restricted stock. During 2008 the Chairman of the Board received a $470,000 retainer in the form of 52,600 shares of common stock under our 2003 Equity Incentive Plan. The stock options described above expire March 10, 2018, ten years after the date of their grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their respective grant date. The stock options and restricted stock are not subject to any forfeiture requirements on the resignation of a director.
Annual Executive Compensation
The aggregate compensation earned by Teekay’s ten executive officers listed above (or the Executive Officers) for 2008 was $7.5 million. This is comprised of base salary ($3.7 million), annual bonus ($3.0 million) and pension and other benefits ($0.8 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an exchange rate of 1.22 Canadian Dollars for each U.S. Dollar, the exchange rate on December 31, 2008. Teekay’s annual bonus plan considers both company performance, through comparison to established targets and financial performance of peer companies, and individual performance.
Long-Term Incentive Program
Teekay’s long-term incentive program provides focus on the returns realized by our shareholders and acknowledges and retains those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of stock option grants and restricted stock units. All grants in 2008 were made under our 2003 Equity Incentive Plan.
During March 2008, we granted stock options to purchase an aggregate of 702,500 shares of our common stock at an exercise price of $40.41 to the Executive Officers under our 2003 Equity Incentive Plan. These options, which vest equally over three years, expire March 10, 2018, ten years after the date of the grant. During 2008, we issued 23,632 shares and awarded less than $0.5 million in cash to the Executive Officers upon the first vesting of their restricted stock units that were awarded to them in March 2008 as part of their interim award under the Vision Incentive Plan described below.
During March 2009, we granted stock options to purchase an aggregate of 779,300 shares of our common stock at an exercise price of $11.84 to the Executive Officers under our 2003 Equity Incentive Plan. These options, which vest equally over three years, expire March 9, 2019, ten years after the date of the grant.
Vision Incentive Plan
In 2005, we adopted the Vision Incentive Plan (or the VIP) to reward exceptional corporate performance and shareholder returns. This plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the Economic Profit); and (b) market value added from 2001 to 2010 (or the MVA). The Plan terminates on December 31, 2010. Under the VIP, the Economic Profit is the difference between our annual return on invested capital and its weighted-average cost of capital multiplied by its average invested capital employed during the year, and the increase in MVA from January 1, 2001 to December 31, 2010, where the MVA is the amount by which the average market value of Teekay for the preceding 18 months exceeds our average book value for the same period. Teekay reserves the right to amend the terms of the VIP, suspend the VIP or terminate the VIP in its entirety without any obligation or liability to any participant, if the Board has determined that the amendment, suspension or termination is necessary because the operation of the VIP will result in an award pool that is disproportionate to the benefit received by the shareholders of Teekay, having regard to the purpose of the VIP, as a result of unintended or unexpected circumstances. Under the terms of the VIP, awards may only be made to VIP participants in 2008 and 2011. Please read Item 19 — Exhibits: Exhibit 4.6 for further information on the VIP.
Under the terms of the VIP, an interim award may only be made to VIP participants in 2008 and the final award may only be made in 2011. During March 2008, the 2008 interim award, with a value of $13.3 million, was paid to participants in the form of 328,600 restricted stock units. These restricted stock units vest in three equal amounts in November 2008, November 2009 and November 2010. Each restricted stock unit is equal in value to one share of our Common Stock and reinvested dividends from the date of the grant to the vesting of the restricted stock unit. At least 50% of any distribution from the balance of the VIP award pool in 2011 must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.

During 2008, we recorded a (recovery) expense related to the VIP of $(23.6) million (2007 — $9.7 million), which is included in general and administrative expense.
Options to Purchase Securities from Registrant or Subsidiaries
As at December 31, 2008, we had reserved pursuant to our 1995 Stock Option Plan, which was terminated with respect to new grants effective September 10, 2003, and our 2003 Equity Incentive Plan, which was adopted effective on the same date (together, the Plans), 6,256,497 shares of common stock for issuance upon exercise of options granted or to be granted. During 2008, 2007, and 2006 we granted options under the Plans to acquire up to 1,476,100, 836,100, and 1,045,200 shares of common stock, respectively, to eligible officers, employees and directors. Each option under the Plans has a 10-year term and vests equally over three years from the grant date. The outstanding options under the Plans are exercisable at prices ranging from $8.44 to $60.96 per share, with a weighted-average exercise price of $37.22 per share, and expire between June 1, 2009 and September 12, 2018.
Board Practices
The Board of Directors consists of nine members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualified.
Directors James R. Clark, C. Sean Day and Dr. Ian D. Blackburne have terms expiring in 2009 and have been nominated by the Board of Directors for re-election at the 2009 Annual Meeting of Shareholders. Directors Peter S. Janson, Eileen A. Mercier and Tore I. Sandvold have terms expiring in 2010. Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej and Bjorn Moller have terms expiring in 2011.
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
The Board of Directors has three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2008 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Centre of our website at www.teekay.com. During 2008, the Board held eight meetings. Each director attended all Board meetings. Each committee member attended all applicable committee meetings, except for one Audit Committee meeting at which one director was absent.
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
During 2008, our Compensation and Human Resources Committee included C. Sean Day (Chairman), Axel Karlshoej, Ian D. Blackburne and Peter S. Janson.
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
During 2008, our Nominating and Governance Committee included Ian D. Blackburne (Chairman), Tore I. Sandvold, Eileen A. Mercier and Thomas Kuo-Yuen Hsu.

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
Crewing and Staff
As at December 31, 2008, we employed approximately 5,700 seagoing and 900 shore-based personnel, compared to approximately 5,600 seagoing and 800 shore-based personnel as at December 31, 2007, and 4,800 seagoing and 800 shore-based personnel as at December 31, 2006. The increases in seagoing personnel in each year were primarily due to the increases in the size of our fleet.
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
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of March 15, 2009, of our common stock by the directors and Executive Officers as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2009 (60 days after March 15, 2009) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned		Percent of Class
All directors and Executive Officers (18 persons)	2,015,293	(1) (3)	2.8	% (2)

(1)
Includes 1,791,805 shares of common stock subject to stock options exercisable by May 14, 2009 under the Plans with a weighted-average exercise price of $35.13 that expire between June 1, 2009 and March 10, 2018. Excludes (a) 1,507,293 shares of common stock subject to stock options exercisable after May 14, 2009 under the Plans with a weighted average exercise price of $25.19, that expire between March 13, 2017 and March 9, 2019 and (b) 361,722 shares of restricted stock which vest after May 14, 2009.

(2)
Based on a total of approximately 72.5 million outstanding shares of our common stock as of March 15, 2009. Each director and Executive Officer beneficially owns less than 1% of the outstanding shares of common stock.

(3)
Each director is expected to have acquired shares having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) no later than May 14, 2009 or the fifth anniversary of the date on which the director joined the Board, whichever is later. In addition, each Executive Officer is expected to acquire shares of Teekay’s common stock equivalent in value to one to three times their annual base salary by 2010 or, for executive officers subsequently joining Teekay or achieving a position covered by the guidelines, within five years after the guidelines become applicable to them.

Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth information regarding beneficial ownership, as of March 15, 2009, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2009 (60 days after March 15, 2009) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class (4)
Resolute Investments, Ltd. (1)	30,431,380	42.0%
Iridian Asset Management, LLC (2)	7,283,310	10.0%
JPMorgan Chase & Co. (3)	5,651,164	7.8%

(1)
Includes shared voting and shared dispositive power as to 30,431,380 shares. The ultimate controlling person of Resolute Investments, Ltd. (or Resolute) is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based on the Schedule 13D/A (Amendment No. 2) filed by Resolute and Path with the SEC on April 2, 2008. Resolute’s beneficial ownership was 41.8% on December 31, 2007, and 44.8% on December 31, 2006. In 2008, there were no changes to the number of shares of our common stock owned by Resolute. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Please read Item 18 — Financial Statements: Note 13 — Related Party Transactions.

(2)
Includes shared voting power and shared dispositive power as to 6,947,490 shares. This information is based on the Schedule 13G/A filed by this investor with the SEC on April 7, 2009. Iridian Asset Management’s beneficial ownership was 8.5% on March 15, 2008 and, 11.0% on March 15, 2007.

(3)
Includes shared voting power and shared dispositive power as to 5,651,164 shares. This information is based on the Schedule 13G/A filed by this investor with the SEC on January 27, 2009. JPMorgan Chase & Co.’s beneficial ownership was 5.1% on March 15, 2008.

(4)	Based on a total of approximately 72.5 million outstanding shares of our common stock as of March 15, 2009.
Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Teekay.
As at June 1, 2009, Resolute Investments, Ltd. (or Resolute) owned 42.0% (December 31, 2007 — 41.8% and December 31, 2006 — 44.8%) of our outstanding Common Stock. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path Spirit Limited, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity.
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
Dividend Policy
Commencing with the quarter ended September 30, 1995, we declared and paid quarterly cash dividends in the amount of $0.1075 per share on our common stock. We increased our quarterly dividend from $0.1075 to $0.125 per share on our common stock in the fourth quarter of 2003, from $0.125 to $0.1375 per share during the fourth quarter of 2004, from $0.1375 to $0.2075 per share in the fourth quarter of 2005, from $0.2075 to $0.2375 in the fourth quarter of 2006, from $0.2375 to $0.275 in the fourth quarter of 2007, and from $0.275 to $0.31625 in the fourth quarter of 2008. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock. Pursuant to our dividend reinvestment program, holders of common stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of common stock at then-prevailing market prices, but without brokerage commissions or service charges. On May 17, 2004, we effected a two-for-one stock split relating to our common stock. All per-share data give effect to this stock split retroactively.
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
Significant Changes
Please read Item 18 — Financial Statements: Note 23 — Subsequent Events.

Item 9. The Offer and Listing
Our common stock is traded on the NYSE under the symbol “TK”. The following table sets forth the high and low closing sales prices for our common stock on the NYSE for each of the periods indicated.(1)

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Years Ended	2008	2007	2006	2005	2004

High	$53.30	$62.66	$45.80	$50.01	$54.45
Low	11.51	42.52	35.60	37.25	27.95

	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
Quarters Ended	2008	2008	2008	2008	2007	2007	2007	2007

High	$26.08	$44.97	$52.48	$53.30	$59.64	$62.05	$62.66	$54.11
Low	11.51	23.75	42.88	36.21	47.20	51.00	54.36	42.52

	May 31,	Apr. 30,	Mar. 31,	Feb. 28,	Jan. 31,	Dec. 31,
Months Ended	2009	2009	2009	2009	2009	2008

High	$16.98	$14.18	$16.63	$20.08	$22.03	$19.65
Low	13.90	12.86	11.84	15.79	16.17	13.94

(1)	On May 17, 2004, we effected a two-for-one stock split relating to our common stock; applicable per-share information above gives effect to this stock split retroactively.
Item 10. Additional Information
Memorandum and Articles of Association
Our Amended and Restated Articles of Incorporation, as amended, are filed as part of this Annual Report as exhibits 2.1 and 2.2. Our Bylaws have previously been filed as exhibit 2.3 to our Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on March 30, 2000, and are hereby incorporated by reference into this Annual Report.
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
The necessary actions required to change the rights of holders of our capital stock and the conditions governing the manner in which annual and special meetings of shareholders are convened are described in our Bylaws filed as exhibit 2.3 to our Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on March 30, 2000, and hereby incorporated by reference into this Annual Report.
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
(p)
Amended and Restated Omnibus Agreement dated as of December 19, 2006, among Teekay Corporation, Teekay GP L.L.C., Teekay LNG Partners L.P., Teekay LNG Operating L.L.C., Teekay Offshore GP L.L.C., Teekay Offshore Partners L.P., Teekay Offshore Operating GP. L.L.C. and Teekay Offshore Operating L.P. govern, among other things, when Teekay Corporation, Teekay LNG L.P. and Teekay Offshore L.P. may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.,

Exchange Controls and Other Limitations Affecting Security Holders
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
Material U.S. Federal Income Tax Considerations
The following is a discussion of the material U.S. federal income tax considerations that may be relevant to stockholders. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (or the Code) as in effect on the date of this Annual Report, existing final and temporary regulations thereunder (or Treasury Regulations), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Offshore Partners, L.P.
The following summary does not comment on all aspects of U.S. federal income taxation which may be important to particular stockholders in light of their individual circumstances, such as stockholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or to persons that will hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, partnerships or their partners, or to persons that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity taxed as a pass-through entity holds our common stock, the tax treatment of a partner or owner thereof generally will depend upon the status of the partner or owner and upon the activities of the partnership or pass-through entity. If you are a partner in a partnership or owner of a pass-through entity holding our common stock, you should consult your tax advisor.
This summary does not discuss any U.S. state or local, estate or alternative minimum tax considerations regarding the ownership or disposition of our common stock. This summary is written for stockholders that hold their stock as a “capital asset” under the Code. Each stockholder is urged to consult its tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common stock.
United States Federal Income Taxation of U.S. Holders
As used herein, the term U.S. Holder means a beneficial owner of our common stock that is a U.S. citizen or resident (as determined for U.S. federal income tax purposes), U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Distributions
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
Consequences of Possible PFIC Classification
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
For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” We do not believe that our existing operations would cause us to be deemed a PFIC with respect to any taxable year, as we treat the gross income we derive from our time and voyage charters as services income, rather than rental income.
There is, however, no direct legal authority under the PFIC rules addressing our method of operation and, therefore no assurance can be given that the IRS will accept this position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. Moreover, a recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, No. 08-30268 (5th Cir. Apr. 13, 2009) held that income derived from certain time chartering activities should be treated as rental income rather than services income. However, the issues in this case arose under the foreign sales corporation rules of the Code and did not concern the PFIC rules. In addition, the court’s ruling was contrary to the position of the Internal Revenue Service (or IRS) that the time charter income should be treated as services income. As a result, it is uncertain whether the principles of the Tidewater decision would be applicable to our operations. However, if the principles of the Tidewater decision were applicable to all of our operations, we likely would be treated as a PFIC.
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

Consequences of Possible Controlled Foreign Corporation Classification
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
Sale, Exchange or other Disposition of Common Stock
Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss will generally be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. A disposition or sale of shares by a stockholder who owns, or has owned, 10.0% or more off the total voting power of us may result in a different tax treatment under section 1248 of the Code. U.S. Holders purchasing a substantial interest in us should consult their tax advisors.
United States Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.
Distributions
Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.
Disposition of Common Stock
The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common stock generally is the same as described above regarding distributions. However, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common stock if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.
Backup Withholding and Information Reporting
In general, payments of distributions or the proceeds of a disposition of common stock to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:
•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.
Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by filing a return with the IRS.
Non-United States Tax Consequences
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
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Japanese Yen, Singapore Dollar, Canadian Dollar, Australian Dollar, British Pound, Euro and Norwegian Kroner.
Our primary way of managing this exposure is to enter into foreign currency forward contracts. In most cases we hedge a substantial majority of our net foreign currency exposure for the following 12 months. We generally do not hedge our net foreign currency exposure beyond 3 years forward.
As at December 31, 2008, we had the following foreign currency forward contracts:

	Expected Maturity Date
	2009	2010	Total
	Contract	Contract	Contract	Fair value
	amount	amount	amount	Asset (Liability)
Norwegian Kroner:	$202.1	$139.5	$341.6	$(52.2)
Average contractual exchange rate(2)	5.73	6.21	5.93
Euro:	$77.6	$35.6	$113.2	$(7.7)
Average contractual exchange rate(2)	0.66	0.70	0.67
Canadian Dollar:	$50.3	$37.9	$88.2	$(10.9)
Average contractual exchange rate(2)	1.04	1.10	1.07
British Pounds:	$68.8	$24.2	$93.0	$(19.5)
Average contractual exchange rate(2)	0.53	0.58	0.54
Australian Dollar:	$3.0	—	$3.0	$(0.7)
Average contractual exchange rate(2)	1.12	—	1.12

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at December 31, 2008, we had Euro-denominated term loans of 296.4 million Euros ($414.1 million) included in long-term debt. We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts have been sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans.
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
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at December 31, 2008, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

								Fair
								Value
	Expected Maturity Date							Asset /
	2009	2010	2011	2012	2013	Thereafter	Total	(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	178.8	377.7	842.0	197.7	217.3	2,011.7	3,825.2	(3,507.9)	3.1%
Variable Rate (Euro) (3) (4)	11.8	12.7	221.9	7.1	7.6	153.1	414.2	(359.1)	3.4%

Fixed-Rate Debt ($U.S.)	46.7	47.9	242.0	47.9	47.9	280.7	713.1	(670.2)	6.1%
Average Interest Rate	5.1%	5.1%	5.1%	8.0%	5.1%	5.1%	6.1%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	120.4	3.9	80.1	—	—	—	204.4	(204.4)	7.4%
Average Interest Rate (8)	8.8%	5.4%	5.5%	—	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	626.0	358.9	59.8	60.9	62.0	2,571.3	3,738.9	(605.0)	5.2%
Average Fixed Pay Rate (2)	4.7%	4.9%	5.2%	5.2%	5.2%	5.3%	5.2%
Contract Amount (Euro) (4) (10)	11.8	12.7	221.9	7.1	7.6	153.0	414.1	(3.4)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of December 31, 2008 ranged from 0.3% to 0.8%.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2008.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 102.7 million Euros ($143.5 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at December 31, 2008, this amount was 104.7 million Euros ($146.2 million). Consequently, on a net basis we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the three RasGas II LNG Carriers (see Item 18 — Financial Statements: Note 9 — Capital Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. The deposits, which as at December 31, 2008 totaled $487.4 million, and the lease obligations, which as at December 31, 2008 totaled $469.4 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, on a net basis we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2008, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $478.8 million and $477.1 million, ($110.5) million and $167.4 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)	Includes interest rate swaps of $408.5 million, $300.0 million and $200.0 million that have inception dates of 2009, 2010 and 2011, respectively.
Commodity Price Risk
From time to time we use bunker fuel swap contracts as economic hedges to protect against changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. As at December 31, 2008, we were committed to contracts totaling 13,500 metric tonnes with a weighted-average price of $470.8 per tonne and a fair value liability of $3.1 million. The fuel swap contracts expire in September 2009.
Spot Tanker Market Rate Risk
We use forward freight agreements (or FFAs) and synthetic time-charters (or STCs) as economic hedges to protect against changes in spot tanker market rates earned by some of our vessels in our spot tanker segment. FFAs involve contracts to move a theoretical volume of freight at fixed rates. STCs are a means of achieving the equivalent of a time-charter for a vessel that trades in the spot tanker market by taking the short position in an FFA. As at December 31, 2008, we had six STCs, which were equivalent to 3.5 Suezmax vessels. As at December 31, 2008, we were committed to STCs, with an aggregate notional principal amount (including both long and short positions) of $27.5 million and a net fair value liability of $0.6 million. The STCs, expire between June 2009 and September 2009.

We use FFAs in non-hedge-related transactions to increase or decrease our exposure to spot tanker market rates, within strictly defined limits. Historically, we have used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decreases this exposure. We believe that we can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at December 31, 2008, we were not committed to any non-hedge-related FFAs.
Item 12. Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on the evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 to ensure that information required to be disclosed by Teekay in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to Teekay’s management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
During 2008, management implemented a change in our internal control over financial reporting which resulted in a more rigorous process to determine the appropriate accounting treatment for complex accounting issues such as hedge accounting and non-routine, complex financial structures and arrangements, including the engagement of appropriately qualified external expertise.
Aside from the item discussed above, during 2008 there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, our management believes that we maintained effective internal control over financial reporting as of December 31, 2008.

Our independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.
Item 16A. Audit Committee Financial Expert
The Board has determined that director and Chair of the Audit Committee, Eileen A. Mercier, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B. Code of Ethics
We have adopted Standards for Business Conduct that includes a Code of Ethics for all employees and directors. This document is available under “Other Information — Corporate Governance” in the Investor Center of our website (www.teekay.com). We also intend to disclose under “Other Information — Corporate Governance” in the Investor Center of our web site any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of our directors and executive officers.
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2008 and 2007 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees Teekay Corporation and our subsidiaries paid or accrued for audit and other services provided by Ernst & Young LLP for 2008 and 2007.

Fees	2008	2007

Audit Fees (1)	$6,744,000	$3,156,900
Audit-Related Fees (2)	20,400	189,400
Tax Fees (3)	235,400	279,100
All Other Fees (4)	2,500	1,500

Total	$7,002,300	$3,626,900

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries including professional services in connection with the review of our regulatory filings for public offerings of our subsidiaries. Included in 2008 audit fees are fees of $1,854,000 related to the restatements of the financial statements of Teekay, Teekay LNG and Teekay Offshore for the years 2005 to 2007. Audit fees for 2008 and 2007 include approximately $1,375,900 and $611,800, respectively, of fees paid to Ernst & Young LLP by Teekay LNG that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG. Audit fees for 2008 and 2007 include approximately $1,356,000 and $429,300, respectively, of fees paid to Ernst & Young LLP by our subsidiary Teekay Offshore that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay Offshore. Audit fees for 2008 and 2007 include approximately $489,900 and $303,800, respectively, of fees paid to Ernst & Young LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.

(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, divestitures and other attestation services.

(3)	For 2008 and 2007, respectively, tax fees principally included international tax planning fees, corporate tax compliance fees and personal and expatriate tax services fees.

(4)	All other fees principally include subscription fees to an internet database of accounting information.
The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2008.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In October 2008, the Company announced that its Board of Directors has authorized the repurchase of up to $200 million of shares of our common stock. No shares of our common stock have been repurchased related to this program for the period covered by this report.

During 2005 and June 2006, we announced that our Board of Directors had authorized the repurchase of up to $655 million and $150 million respectively, of shares of our Common Stock in the open market. During the period from April 2005 to December 2007, we repurchased 18.4 million shares with a total value of $784.5 million. The following table shows the monthly stock repurchase activity related to these programs for the period covered by this report:

			Total Number of	Maximum Dollar
			Shares Purchased as	Value of Shares that
			Part of Publicly	May Yet Be
	Total Number of	Average Price Paid	Announced Plans or	Purchased Under the
Month of Repurchase	Shares Purchased	per Share	Program	Plans or Program

March 2008	499,200	$41.09	499,200	None

	499,200	$41.09	499,200

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
The following consolidated financial statements and schedule, together with the related reports of Ernst & Young LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:
All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:
1.1	Amended and Restated Articles of Incorporation of Teekay Corporation. (16)
1.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation. (16)
1.3	Amended and Restated Bylaws of Teekay Corporation. (1)
2.1	Registration Rights Agreement among Teekay Corporation, Tradewinds Trust Co. Ltd., as Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK Trust. (2)
2.2	Specimen of Teekay Corporation Common Stock Certificate. (2)
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

2.6	Exchange and Registration Rights Agreement dated December 6, 2001 between Teekay Corporation and Goldman, Sachs & Co. (4)
2.7	Specimen of Teekay Corporation’s 8.875% Senior Notes due 2011. (3)
4.1	1995 Stock Option Plan. (2)
4.2	Amendment to 1995 Stock Option Plan. (5)
4.3	Amended 1995 Stock Option Plan. (6)
4.4	2003 Equity Incentive Plan. (7)
4.5	Annual Executive Bonus Plan. (8)
4.6	Vision Incentive Plan. (9)
4.7	Form of Indemnification Agreement between Teekay and each of its officers and directors. (2)
4.8	Rights Agreement, dated as of September 8, 2000 between Teekay Corporation and The Bank of New York, as Rights Agent. (10)
4.9	Agreement dated June 26, 2003 for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (11)
4.10	Agreement dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC. (8)
4.11
Supplemental Agreement dated September 30, 2004 to Agreement dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (8)

4.12	Agreement dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others. (9)
4.13	Agreement dated October 2, 2006, for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility among Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. (12)
4.14	Agreement dated August 23, 2006, for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility among Teekay LNG Partners L.P., ING Bank N.V. and various other banks. (12)
4.15	Agreement, dated November 28, 2007 for a U.S. $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (13)
4.16	Agreement dated May 16, 2007 for a U.S. $700,000,000 Credit Facility Agreement to be made available to Teekay Acquisition Holdings LLC et al by HSH NordBank AG and others. (14)
4.17	Amended and Restated Omnibus Agreement (15)
8.1	List of Significant Subsidiaries.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.
13.1	Teekay Corporation Certification of Bjorn Moller, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of Ernst & Young LLP, as independent registered public accounting firm.

(1)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on March 30, 2000, and hereby incorporated by reference to such Annual Report.

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

(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 8, 2005, and hereby incorporated by reference to such Report.

(9)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 10, 2006, and hereby incorporated by reference to such Report.

(10)	Previously filed as an exhibit to the Company’s Form 8-A (File No.1-12874), filed with the SEC on September 11, 2000, and hereby incorporated by reference to such Annual Report.

(11)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 14, 2003, and hereby incorporated by reference to such Report.

(12)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on December 21, 2006, and hereby incorporated by reference to such Report.

(13)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 11, 2008, and hereby incorporated by reference to such Report.

(14)	Previously filed as an exhibit to the Company’s Schedule TO — T/A, filed with the SEC on May 18, 2007, and hereby incorporated by reference to such schedule.

(15)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.

(16)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY CORPORATION
By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Dated: June 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
TEEKAY CORPORATION
We have audited the accompanying consolidated balance sheets of Teekay Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Corporation and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.
As discussed in Note 21 to the consolidated financial statements, on January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2009 expressed an unqualified opinion thereon.

Vancouver, Canada, June 24, 2009	/s/ ERNST & YOUNG LLP Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
TEEKAY CORPORATION
We have audited Teekay Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (or the COSO criteria). Teekay Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Teekay Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of Teekay Corporation and our report dated June 24, 2009, expressed an unqualified opinion thereon.

Vancouver, Canada, June 24, 2009	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share amounts)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

REVENUES (note 15)	3,193,655	2,395,507	2,013,737

OPERATING EXPENSES
Voyage expenses	758,388	527,308	522,957
Vessel operating expenses (note 15)	654,319	447,146	248,039
Time-charter hire expense (note 15)	612,123	466,481	402,168
Depreciation and amortization	418,802	329,113	223,965
General and administrative (note 15)	244,522	231,865	181,500
Gain on sale of vessels and equipment — net of write-downs (notes 18a and 18b)	(60,015)	(16,531)	(1,341)
Goodwill impairment charge (note 6)	334,165	—	—
Restructuring charge (note 22)	15,629	—	8,929

Total operating expenses	2,977,933	1,985,382	1,586,217

Income from vessel operations	215,722	410,125	427,520

OTHER ITEMS
Interest expense (note 15)	(994,966)	(422,433)	(100,089)
Interest income (note 15)	273,647	110,201	31,714
Foreign exchange gain (loss) (notes 8 and 15)	32,348	(39,912)	(50,416)
Equity (loss) income from joint ventures (note 16b)	(36,085)	(12,404)	6,099
Other (loss) income — net (note 14)	(6,736)	23,677	3,566

Total other items	(731,792)	(340,871)	(109,126)

(Loss) income before non-controlling interest and income tax (expense) recovery	(516,070)	69,254	318,394
Income tax recovery (expense) (note 21)	56,176	3,192	(8,811)

(Loss) income before non-controlling interest	(459,894)	72,446	309,583
Non-controlling interest expense	(9,561)	(8,903)	(6,759)

Net (loss) income	(469,455)	63,543	302,824

Per common share amounts
• Basic net (loss) earnings (note 19)	(6.48)	0.87	4.14
• Diluted net (loss) earnings (note 19)	(6.48)	0.85	4.03
• Cash dividends declared	1.1413	0.9875	0.8600
Weighted average number of common shares (note 19)
• Basic	72,493,429	73,382,197	73,180,193
• Diluted	72,493,429	74,735,356	75,128,724
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2008	2007
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	814,165	442,673
Restricted cash (note 10)	35,841	33,479
Accounts receivable, including non-trade of $46,422 (2007 — $35,410)	300,462	262,420
Vessels held for sale (note 18a)	69,649	79,689
Net investment in direct financing leases (note 9)	22,941	22,268
Prepaid expenses	117,651	126,761
Other assets	33,794	57,609

Total current assets	1,394,503	1,024,899

Restricted cash — long-term (note 10)	614,715	652,717

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,351,786 (2007 — $1,061,619)	5,784,597	5,295,751
Vessels under capital leases, at cost, less accumulated amortization of $106,975 (2007 — $74,442) (note 10)	928,795	934,058
Advances on newbuilding contracts (note 16)	553,702	617,066

Total vessels and equipment	7,267,094	6,846,875

Net investment in direct financing leases — non-current (note 9)	56,567	78,908
Loans to joint ventures, bearing interest between 4.4% to 8.0% (2007 — 6.4% to 8.0%)	28,019	729,429
Derivative instruments (note 15)	154,248	39,381
Investment in joint ventures (note 16)	103,956	135,515
Other non-current assets	127,940	177,775
Intangible assets — net (note 6)	264,768	298,452
Goodwill (note 6)	203,191	434,590

Total assets	10,215,001	10,418,541

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	59,973	89,691
Accrued liabilities (note 7)	315,987	260,717
Current portion of derivative liabilities (note 15)	166,725	17,870
Current portion of long-term debt (note 8)	245,043	331,594
Current obligation under capital leases (note 10)	147,616	150,791
Current portion of in-process revenue contracts (note 6)	74,777	82,704
Loan from joint venture partners	21,019	—

Total current liabilities	1,031,140	933,367

Long-term debt (note 8)	4,707,749	4,931,990
Long-term obligation under capital leases (note 10)	669,725	706,489
Derivative instruments (note 15)	676,540	164,769
Deferred income taxes (note 21)	6,182	74,975
Asset retirement obligation (note 1)	18,977	24,549
In-process revenue contracts (note 6)	243,088	205,429
Other long-term liabilities	209,195	176,680

Total liabilities	7,562,596	7,218,248

Commitments and contingencies (notes 9, 10, 15 and 16)

Non-controlling interest	583,938	544,339

Stockholders’ equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,512,291 shares outstanding (2007 - 72,772,529); 73,011,488 shares issued (2007 - 95,327,329)) (note 12)	642,911	628,786
Retained earnings	1,507,617	2,022,601
Accumulated other comprehensive (loss) income (note 1)	(82,061)	4,567

Total stockholders’ equity	2,068,467	2,655,954

Total liabilities and stockholders’ equity	10,215,001	10,418,541

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(469,455)	63,543	302,824
Non-cash items:
Depreciation and amortization	418,802	329,113	223,965
Amortization of in-process revenue contracts	(74,425)	(70,979)	(22,404)
Gain on sale of marketable securities	(4,576)	(9,577)	(1,422)
Gain on sale of vessels and other	(100,392)	(16,531)	(9,041)
Write-down of marketable securities	20,157	—	—
Write-down for impairment of goodwill	334,165	—	—
Write-down of intangible assets	9,748	—	—
Write-down of vessels and equipment	40,377	—	7,700
Loss on repurchase of bonds	1,310	947	375
Equity loss (net of dividends received: December 31, 2008 — $1,690; December 31, 2007 — $661; December 31, 2006 — $6,585)	30,352	11,419	486
Income tax (recovery) expense	(56,176)	(3,192)	8,811
Employee stock option compensation	14,117	9,676	9,297
Foreign exchange (gain) loss and other — net	(40,319)	20,229	63,131
Unrealized (gains) losses on derivative instruments	530,283	99,055	(57,246)
Change in non-cash working capital items related to operating activities (note 17a)	(28,816)	(43,871)	50,360
Expenditures for drydocking	(101,511)	(85,403)	(31,120)
Distribution from subsidiaries to minority owners	(91,794)	(49,411)	(24,931)

Net operating cash flow	431,847	255,018	520,785

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	2,208,715	4,164,308	2,220,336
Debt issuance costs	(8,425)	(14,135)	(19,424)
Repayments of long-term debt	(1,634,879)	(2,178,464)	(1,300,172)
Repayments of capital lease obligations	(33,176)	(30,999)	(153,395)
Proceeds from loans from joint venture partner	26,338	44,185	4,280
Repayment of loans from joint venture partner	(4,104)	(68,968)	—
Decrease (increase) in restricted cash	23,955	24,322	(328,035)
Net proceeds from sale of Teekay Offshore Partners L.P. units (note 5)	141,484	—	156,711
Net proceeds from sale of Teekay LNG Partners L.P. units (note 5)	148,345	84,185	—
Net proceeds from sale of Teekay Tankers Ltd. shares (note 5)	—	208,186	—
Issuance of Common Stock upon exercise of stock options	4,224	34,508	15,325
Repurchase of Common Stock (note 12)	(20,512)	(80,430)	(233,305)
Cash dividends paid	(82,877)	(72,499)	(63,065)
Other financing activities	(1,210)	—	—

Net financing cash flow	767,878	2,114,199	299,256

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(716,765)	(910,304)	(442,470)
Proceeds from sale of vessels and equipment	331,611	214,797	326,901
Purchases of marketable securities	(542)	(59,165)	(549)
Proceeds from sale of marketable securities	11,058	57,093	8,898
Proceeds from sale of interest in Swift Product Tanker Pool (note 18a)	44,377	—	—
Purchase of OMI Corporation, net of cash acquired of $577 (note 4)	—	(1,108,216)	—
Purchase of Petrojarl ASA (note 3)	(304,949)	(1,210)	(464,823)
Investment in joint ventures	(1,204)	(16,975)	(9,868)
Loans to joint ventures	(260,424)	(479,242)	(152,020)
Collections of loans from joint ventures	30,484	—	—
Investment in direct financing lease assets	(535)	(13,947)	(13,420)
Direct financing lease payments received	22,203	21,151	19,323
Other investing activities	16,453	25,560	14,917

Net investing cash flow	(828,233)	(2,270,458)	(713,111)

Increase in cash and cash equivalents	371,492	98,759	106,930
Cash and cash equivalents, beginning of the year	442,673	343,914	236,984

Cash and cash equivalents, end of the year	814,165	442,673	343,914

Supplemental cash flow information (note 17b)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands of U.S. dollars)

				Accumu-
		Common		lated Other
	Thousands	Stock and		Compre-	Total
	of	Additional		hensive	Stock-
	Common	Paid-in	Retained	Income	holders’
	Shares	Capital	Earnings	(Loss)	Equity
	#	$	$	$	$
Balance as at December 31, 2005	71,376	471,784	1,768,382	(1,348)	2,238,818

Net income			302,824		302,824
Other comprehensive income:
Unrealized gain on marketable securities				8,370	8,370
Reclassification adjustment for gain on marketable securities				(1,422)	(1,422)

Comprehensive income					309,772

Dividends declared			(63,071)		(63,071)
Reinvested dividends	1	6			6
Exercise of stock options	745	15,325			15,325
Issuance of Common Stock (note 12)	13	429			429
Repurchase of Common Stock (note 12)	(5,837)	(42,132)	(191,173)		(233,305)
Settlement of the Premium Equity Participating Security Units	6,534	142,003			142,003
Employee stock option compensation (note 12)		9,297			9,297
Gain on public offering of Teekay Offshore (note 5)			99,873		99,873

Balance as at December 31, 2006	72,832	596,712	1,916,835	5,600	2,519,147

Net income			63,543		63,543
Other comprehensive income:
Unrealized gain on marketable securities				19,612	19,612
Pension adjustments				(6,278)	(6,278)
Unrealized net gain on qualifying cash flow hedging instruments (note 15)				6,231	6,231
Reclassification adjustment for gain on marketable securities				(17,887)	(17,887)
Realized net gain on qualifying cash flow hedging instruments (note 15)				(2,711)	(2,711)

Comprehensive income					62,510

Dividends declared			(72,508)		(72,508)
Reinvested dividends	1	9			9
Change in accounting policy (note 1)			(1,011)		(1,011)
Exercise of stock options	1,435	34,508			34,508
Issuance of Common Stock (note 12)	15	589			589
Repurchase of Common Stock (note 12)	(1,511)	(12,708)	(67,722)		(80,430)
Employee stock option compensation (note 12)		9,676			9,676
Gain on public offerings of Teekay LNG and Teekay Tankers and other (note 5)			183,464		183,464

Balance as at December 31, 2007	72,772	628,786	2,022,601	4,567	2,655,954

Net loss			(469,455)		(469,455)
Other comprehensive income (loss):
Unrealized loss on marketable securities				(21,449)	(21,449)
Pension adjustments				(17,060)	(17,060)
Unrealized net loss on qualifying cash flow hedging instruments (note 15)				(86,333)	(86,333)
Reclassification adjustment for loss on marketable securities				14,123	14,123
Realized net loss on qualifying cash flow hedging instruments (note 15)				24,091	24,091

Comprehensive loss					(556,083)

Dividends declared			(82,889)		(82,889)
Reinvested dividends	1	12			12
Exercise of stock options	179	4,224			4,224
Issuance of Common Stock (note 12)	59	1,252			1,252
Repurchase of Common Stock (note 12)	(499)	(4,228)	(16,284)		(20,512)
Employee stock option compensation (note 12)		12,865			12,865
Dilution gain on public offerings of Teekay Offshore and Teekay LNG (note 5)			53,644		53,644

Balance as at December 31, 2008	72,512	642,911	1,507,617	(82,061)	2,068,467

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
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given the current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts.
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
Operating revenues and expenses
The Company recognizes revenues from time-charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is off-hire. When the time-charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenue only after meeting the profit sharing threshold. All revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Revenues from FPSO service contracts are recognized as service is performed. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.
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
Cash and cash equivalents
The Company classifies all highly liquid investments with a maturity date of three months or less at inception as cash equivalents.
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered.

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
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for crude oil tankers, 25 to 30 years for FPSO units and 35 years for liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years or 35 years, respectively. Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases. Depreciation of vessels and equipment for the years ended December 31, 2008, 2007 and 2006 aggregated $340.7 million, $279.7 million and $186.6 million, respectively, of which $31.6 million, $30.9 million and $21.3 million relate to amortization of vessels accounted for as capital leases.
Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel that are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.
Interest costs capitalized to vessels and equipment for the years ended December 31, 2008, 2007 and 2006 aggregated $32.5 million, $35.0 million and $15.9 million, respectively.
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
Effective January 1, 2008, the Company increased its estimate of the residual value of its vessels due to an increase in the estimated scrap rate per lightweight ton from $150 per lightweight ton to $325 per lightweight ton. The Company’s estimate of salvage values took into account the then current scrap prices and the historical scrap rates over the five years prior to December 31, 2007. As a result, depreciation and amortization expense has decreased by $13.2 million, and net income has increased by $10.0 million, or $0.14 per share for the year ended December 31, 2008, respectively.
Generally, the Company drydocks each vessel every two and a half to five years. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. The Company expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and for annual class survey costs on the Company’s FPSO units. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the period of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2008, 2007 and 2006 aggregated $33.1 million, $23.4 million and $15.4 million, respectively.
Drydocking activity included in vessels and equipment on the consolidated balance sheet for the three years ended December 31, 2008 is summarized as follows:

	Year Ended December 31,
	2008	2007	2006

Balance at January 1,	98,925	57,030	36,495
Costs incurred for drydocking	98,092	71,181	36,344
Costs fully amortized	(1,639)	(3,979)	—
Drydock amortization	(40,765)	(25,307)	(15,809)

Balance at December 31,	154,613	98,925	57,030

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
The contract relating to the Company’s Foinaven floating, production, storage and offloading (or FPSO) unit provides for an adjustment to the amount paid to the Company in connection with the FPSO unit, and the Company has requested an adjustment of the amounts payable to it under the terms of that provision. The Company’s cash flow projections relating to this FPSO unit are based on its assessment of the likely outcome of these discussions. While the Company anticipates certain increases to the rates it will receive under this contract, should there be a negative outcome to these discussions, the Company will likely need to complete an additional impairment test on the FPSO unit, which could result in a write-down in the carrying value of the vessel.
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
Investment in joint ventures
Investments in companies over which the Company exercises significant influence, but does not consolidate are accounted for using the equity method, whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings or loss and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The excess carrying value of the Company’s investment over its underlying equity in the net assets is included in the consolidated balance sheet as investment in joint ventures.
Debt issuance costs
Debt issuance costs, including fees, commissions and legal expenses, are deferred and presented as other non-current assets. Debt issuance costs of revolving credit facilities are amortized on a straight-line basis over the term of the relevant facility. Debt issuance costs of term loans are amortized using the effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Company generally does not apply hedge accounting to its derivative instruments, except for certain foreign exchange currency contracts.
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
For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in stockholders’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from stockholders’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in stockholders’ equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item (i.e. interest expense). If the hedged items are no longer possible of occurring, amounts recognized in stockholders’ equity are immediately transferred to earnings.
For derivative financial instruments that are not designated or that do not qualify as hedges under Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt or capital lease obligations are recorded in interest expense. Gains and losses from the Company’s interest rate swaps related to restricted cash deposits are recorded in interest income. Gains and losses from the Company’s foreign currency forward contracts are recorded mainly in vessel operating expenses and general and administrative expense. Gains and losses from the Company’s non-designated bunker fuel swap contracts and forward freight agreements are recorded in revenues.
Goodwill and intangible assets
Goodwill and indefinite-lived intangible assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Intangible assets with finite lives are amortized over their useful lives.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The Company’s amortizable intangible assets consist primarily of acquired time-charter contracts, contracts of affreightment, and time-charter contracts and a Suezmax tanker pool agreement. The value ascribed to the time-charter contracts and contracts of affreightment are being amortized over the life of the associated contract, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts. The value ascribed to the Suezmax tanker pool agreement is being amortized on a straight-line basis over the expected term of the agreement.
Asset retirement obligation
The Company has an asset retirement obligation (or ARO) relating to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. This obligation generally involves restoration of the environment surrounding the facility and removal and disposal of all production equipment. This obligation is expected to be settled at the end of the contract under which the FPSO unit currently operates, which is anticipated no later than 2014. The ARO will be covered in part by contractual payments from FPSO contract counterparties.
The Company records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related equipment. Each period, the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability. As at December 31, 2008, the ARO and associated receivable from third parties were $19.0 million and $2.7 million, respectively (2007 — $24.5 million and $7.4 million, respectively).
Repurchase of common stock
The Company accounts for repurchases of common stock by debiting common stock by the par value of the stock repurchased. In addition, the excess of the repurchase price over the par value is allocated between additional paid in capital and retained earnings. The amount allocated to additional paid in capital is the pro-rata share of the capital paid in and the balance is allocated to retained earnings.
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
The Company grants restricted stock units as incentive-based compensation to certain employees. Each restricted stock unit is equal in value to one share of the Company’s Common Stock plus reinvested dividends from the grant date to the vesting date. Upon vesting, the value of these restricted stock units was paid to each grantee in the form of cash. Restricted stock units vest in three tranches. The Company recognized the cost of each of the three payments over the period from the grant date to the vesting date of each tranche. The cost of these restricted stock units is primarily included in general and administrative expense.
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
In 2008, if the VIP’s award pool has a cumulative positive balance based on the Economic Profit contributions for the preceding three years, an interim distribution may be made to certain participants in an amount not greater than half of their share of the award pool from Economic Profit contributions and to certain participants up to 100% of their share of the award pool from Economic Profit contributions. In 2011, the balance of the VIP award pool will be distributed to the participants. An interim distribution from the award pool with a value of $13.3 million was paid in March 2008 in restricted stock units, with vesting of the interim distribution in three equal amounts on November 2008, November 2009 and November 2010. At least fifty percent of any distribution from the balance of the VIP award pool in 2011 must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.
The fair value of the VIP, excluding the portion not expected to vest, is recognized over the vesting periods. Participants that resign, retire or have their employment terminated, forfeit all rights to any distribution that is approved by the Board subsequent to their termination date. The fair value of the VIP is measured on the grant date and is remeasured at each reporting date thereafter. To comply with the provisions for fair value measurement in SFAS 123R, the Company has prepared a model to estimate the fair value of the VIP considering both the Economic Profit and MVA components. For each period, the assumptions used in the model were updated to take into account actual results, then current facts, information, business plans and the impacts of historical volatility on future estimates. As at December 31, 2008, the portion of the VIP liability related to the final distribution is included in other long-term liabilities and the portion related to the interim distribution is included in accrued liabilities. During the year ended December 31, 2008, the Company recorded an expense (recovery) from the VIP of $(23.6) million ($9.7 million — 2007 and $15.4 million — 2006), which is included in general and administrative expense. As at December 31, 2008, the VIP liability was nil ($27.4 million — 2007).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Income taxes
The Company accounts for income taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.
Comprehensive (loss) income
The Company follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements.
As at December 31, 2008 and 2007, the Company’s accumulated other comprehensive (loss) income consisted of the following components:

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Unrealized (loss) gain on derivative instruments	(58,723)	3,520	—
Pension adjustments	(23,338)	(6,278)	—
Unrealized gain on marketable securities	—	7,325	5,600

	(82,061)	4,567	5,600

Employee pension plans
The Company has various defined contribution and defined benefit pension plans that provide benefits to substantially all of its employees.
The Company has several defined contribution pension plans covering the majority of its employees. Pension costs associated with the Company’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. The Company’s expense related to these plans was $5.7 million for the year ended December 31, 2008 (2007 — $3.9 million; 2006 — $3.4 million), which is included in vessel operating expenses and general and administrative in the Consolidated Statement of Income (Loss).
The Company also has a number of defined benefit pension plans covering certain of its employees. The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. In accordance with SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statement Nos. 87, 88, 106 and 132R (or SFAS 158) the overfunded or underfunded status of the defined benefit pension plans are recognized as assets or liabilities in the statement of financial position. The statement also requires the Company to recognize as a component of other comprehensive income the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs in the current period. The Company’s expense related to these defined benefit pension plans was $8.1 million for the year ended December 31, 2008 (2007 — $10.8 million; 2006 — $9.7 million), which is included in vessel operating expenses and general and administrative in the Consolidated Statement of Income (Loss). The change in the underfunded status recorded in other comprehensive income (loss) for the year ended December 31, 2008 was $17.1 million (2007 — $6.3 million; 2006 — nil). The net pension liability related to the defined benefit pension plans is included in Other long-term liabilities on the Consolidated Balance Sheets and was $33 million as at December 31, 2008 (2007 — $20.2 million). For the year ended December 31, 2008, the fair value of plan assets is $106 million and the accrued benefit obligation is $73 million.
Recent accounting pronouncements
In April 2009, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards (or SFAS) 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This statement changes existing accounting requirements for other-than-temporary impairment. SFAS 115-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 115-2 on its consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly. SFAS 157-4 amends SFAS 157, Fair Value Measurements to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. SFAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. SFAS 157-4 supersedes SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. The guidance in SFAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Early adoption is permitted, but only for periods ending after March 15, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157-4 on its consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 107-1 and APB 28-1, Interim Disclosures About Fair Value of Financial Instruments. SFAS 107-1 extends the disclosure requirements of SFAS 107, Disclosures about Fair Value of Financial Instruments to interim financial statements of publicly traded companies as defined in APB Opinion No. 28, Interim Financial Reporting. SFAS 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 107-1 on its consolidated results of operations and financial condition.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
In April 2009, the FASB issued SFAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies. This statement amends SFAS 141, Business Combinations, to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, in accordance with SFAS 157, if the fair value can be determined during the measurement period. SFAS 141(R)-1 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R)-1 on its consolidated results of operations and financial condition.
In October 2008, FASB issued SFAS No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, SFAS No. 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in SFAS No. 157-3 is effective immediately but does not have any impact on the Company’s consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161: Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133 (or SFAS 161). The statement requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require, comparative disclosures for earlier periods at initial adoption.
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
The Company is primarily engaged in the international marine transportation of crude oil and clean petroleum products through the operation of its tankers, and of LNG and LPG through the operation of its tankers and LNG and LPG carriers, and in the offshore processing and storage of crude oil. The Company’s revenues are earned in international markets.
StatoilHydro ASA, an international oil company, accounted for 14% ($443.5 million) of the Company’s consolidated revenues during the year ended December 31, 2008. The same customer accounted for 20% ($472.3 million) of the Company’s consolidated revenues during 2007 and 15% ($307.9 million) during 2006. No other customer accounted for over 10% of the Company’s consolidated revenues during any of those years. Revenues from StatoilHydro were primarily earned by the shuttle tanker and FSO, FPSO and spot tanker segments.
The Company has four operating segments: its shuttle tanker segment (or Teekay Navion Shuttle Tankers and Offshore), its FPSO segment (or Teekay Petrojarl), its liquefied gas segment (or Teekay Gas Services) and its conventional tanker segment (or Teekay Tanker Services). In order to provide investors with additional information about its conventional tanker segment, the Company has divided this operating segment into the fixed-rate tanker segment and the spot tanker segment. The Company’s shuttle tanker and FSO segment consists of shuttle tankers and floating storage and offtake (or FSO) units. The Company’s FPSO segment consists of FPSOs and other vessels used to service its FPSO contracts. The Company’s fixed-rate tanker segment consists of conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts. The Company’s liquefied gas segment consists of LNG and LPG carriers. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The following tables present results for these segments for the years ended December 31, 2008, 2007 and 2006.

	Shuttle		Fixed
	Tanker		Rate	Liquefied	Spot
	and FSO	FPSO	Tanker	Gas	Tanker
Year ended December 31, 2008	Segment	Segment	Segment	Segment	Segment	Total

Revenues	705,461	383,752	265,849	221,930	1,616,663	3,193,655
Voyage expenses	171,599	—	5,010	1,009	580,770	758,388
Vessel operating expenses	175,449	227,651	68,065	48,185	134,969	654,319
Time charter hire expense	134,100	—	43,048	—	434,975	612,123
Depreciation and amortization	117,198	91,734	44,578	58,371	106,921	418,802
General and administrative (1)	58,725	53,087	20,740	23,072	88,898	244,522
Goodwill impairment charge	—	334,165	—	—	—	334,165
Loss (gain) on sale of vessels and equipment, net of write-downs	(3,771)	12,019	4,401	—	(72,664)	(60,015)
Restructuring charge	10,645	—	1,991	634	2,359	15,629

Income (loss) from vessel operations	41,516	(334,904)	78,016	90,659	340,435	215,722

Equity (loss) income	—	(3,079)	634	(32,823)	(817)	(36,085)
Investments in joint ventures at December 31, 2008	—	—	5,166	64,193	34,597	103,956
Total assets of operating segments at December 31, 2008	1,722,432	1,331,325	951,592	2,919,194	1,935,537	8,860,080
Expenditures for vessels and equipment (2)	99,638	28,205	67,837	192,955	328,130	716,765

	Shuttle		Fixed-
	Tanker		Rate	Liquefied	Spot
	and FSO	FPSO	Tanker	Gas	Tanker
Year ended December 31, 2007	Segment	Segment	Segment	Segment	Segment	Total

Revenues	642,047	350,279	195,942	166,981	1,040,258	2,395,507
Voyage expenses	117,571	—	2,707	109	406,921	527,308
Vessel operating expenses	127,372	156,264	51,458	30,239	81,813	447,146
Time charter hire expense	160,993	—	25,812	—	279,676	466,481
Depreciation and amortization	104,936	68,047	36,018	46,018	74,094	329,113
General and administrative (1)	60,234	36,927	18,221	20,521	95,962	231,865
Gain on sale of vessels and equipment, net of write-downs	(16,531)	—	—	—	—	(16,531)

Income from vessel operations	87,472	89,041	61,726	70,094	101,792	410,125

Equity loss	—	—	(2,879)	(130)	(9,395)	(12,404)
Investments in joint ventures at December 31, 2007	—	16	4,490	97,920	33,089	135,515
Total assets of operating segments at December 31, 2007	1,761,547	1,426,088	795,775	3,366,049	1,966,166	9,315,625
Expenditures for vessels and equipment (2)	168,207	160,792	63,698	392,779	124,828	910,304

	Shuttle		Fixed-
	Tanker		Rate	Liquefied	Spot
	and FSO	FPSO	Tanker	Gas	Tanker
Year ended December 31, 2006	Segment	Segment	Segment	Segment	Segment	Total

Revenues	572,392	95,455	181,605	104,489	1,059,796	2,013,737
Voyage expenses	89,642	—	1,999	975	430,341	522,957
Vessel operating expenses	90,798	36,158	44,083	18,912	58,088	248,039
Time charter hire expense	170,308	—	16,869	—	214,991	402,168
Depreciation and amortization	83,501	22,360	32,741	33,160	52,203	223,965
General and administrative (1)	46,220	10,549	15,843	15,531	93,357	181,500
Loss (gain) on sale of vessels and equipment — net of write-downs	698	—	—	—	(2,039)	(1,341)
Restructuring charge	—	—	—	—	8,929	8,929

Income from vessel operations	91,225	26,388	70,070	35,911	203,926	427,520

Equity income (loss)	6,231	(114)	831	(226)	(623)	6,099
Investments in joint ventures at December 31, 2006	—	20	5,132	86,119	33,024	124,295
Total assets of operating segments at December 31, 2006	1,661,674	1,419,503	678,033	2,481,378	1,116,145	7,356,733
Expenditures for vessels and equipment (2)	94,594	23,861	33,938	5,092	284,985	442,470

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Excludes vessels purchased as part of the Company’s acquisition of (a) 50% of OMI Corporation in August 2007 and (b) Teekay Petrojarl in October 2006.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
A reconciliation of total segment assets to amounts presented in the accompanying Consolidated Balance Sheets is as follows:

	December 31,	December 31,
	2008	2007
	$	$
Total assets of all operating segments	8,860,080	9,315,625
Cash and restricted cash	821,286	446,102
Accounts receivable and other assets	533,635	656,814

Consolidated total assets	10,215,001	10,418,541

3.	Acquisition of Additional 35.3% of Teekay Petrojarl ASA
As of October 1, 2006, the Company acquired a 64.7% interest in Petrojarl ASA (subsequently renamed Teekay Petrojarl ASA, or Teekay Petrojarl). In June and July 2008, the Company acquired the remaining 35.3% interest (26.5 million common shares) in Teekay Petrojarl primarily from Prosafe Production at a price between NOK 59 and NOK 62.95 per share. The total purchase price of approximately NOK 1.5 billion ($304.9 million) for this remaining interest was paid in cash. As a result of these transactions, the Company’s owns 100% of Teekay Petrojarl.
Teekay Petrojarl’s operating results are reflected in the Company’s consolidated financial statements from October 1, 2006, the designated effective date of the Company’s acquisition of the original 64.7% interest in Teekay Petrojarl, which was accounted for using the purchase method of accounting. The Company revised its purchase price allocation during the second quarter of 2007. The effect of this revision was a reduction to the Company’s income from vessel operations and net income for the second quarter of 2007 of $2.7 million, or $0.04 per share.
The acquisition of the remaining 35.3% interest has also been accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities have been determined with the assistance of third-party valuation specialists.
The following table summarizes the preliminary fair values of the 35.3% of the Teekay Petrojarl assets acquired and liabilities assumed by the Company at June 30, 2008:

At June 30,
2008
$
ASSETS
Vessels and equipment	211,021
Other assets — long-term	(3,575)
Intangible assets subject to amortization	353
Goodwill (FPSO segment)	105,842

Total assets acquired	313,641

LIABILITIES
In-process revenue contracts	(108,138)
Other long-term liabilities	(2,859)

Total liabilities assumed	(110,997)

Non-controlling interest	102,305

Net assets acquired (cash consideration)	304,949

The goodwill was subsequently determined to be impaired as described in note 6.
The following table shows comparative summarized consolidated pro forma financial information for the Company for the years ended December 31, 2008, 2007 and 2006, giving effect to the Company’s 100% acquisition of the outstanding shares of Teekay Petrojarl as if it had taken place on January 1 of each of the periods presented:

	Pro Forma	Pro Forma	Pro Forma
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	(unaudited)	(unaudited)	(unaudited)
	$	$	$
Revenues (1)	3,193,655	2,395,507	2,284,498
Net (loss) income	(476,597)	62,454	315,304
Earnings (loss) per common share
- Basic	(6.57)	0.85	4.31
- Diluted	(6.57)	0.84	4.20

(1)	Revenues from Teekay Petrojarl has been consolidated with the Company’s results since October 1, 2006.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
4.	Acquisition of 50% of OMI Corporation
On June 8, 2007, the Company and A/S Dampskibsselskabet TORM (or TORM) acquired, through a jointly-owned subsidiary all of the outstanding shares of OMI Corporation (or OMI). The Company and TORM divided most of OMI’s assets equally between the two companies in August 2007. The price of the OMI assets acquired by the Company was approximately $1.1 billion, including approximately $0.2 billion of assumed indebtedness. The Company funded its portion of the acquisition with a combination of cash and borrowings under revolving credit facilities and a new $700 million credit facility.
The Company acquired seven Suezmax tankers, three Medium-Range product tankers and three Handysize product tankers from OMI. Teekay also assumed OMI’s in-charters of an additional six Suezmax tankers and OMI’s third-party asset management business (principally the Gemini pool). The Company and TORM continued to hold two Medium-Range product tankers jointly in OMI, as well as two Handysize product tanker newbuildings scheduled to deliver in 2009. The parties divided these remaining assets equally in the third and fourth quarter of 2008.
The assets acquired from OMI on August 1, 2007 are reflected in the Company’s consolidated financial statements from that date. The acquisition of OMI has been accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities were determined with the assistance of third-party valuation specialists. This work was completed during the third quarter of 2008.
The following table summarizes the fair values of the assets acquired and liabilities assumed by the Company at August 1, 2007:

	Original at		Revised at
	August 1, 2007	Revisions	August 1, 2007
	$	$	$
ASSETS
Cash, cash equivalents and short-term restricted cash	577	—	577
Other current assets	67,159	(43,003)	24,156
Vessels and equipment	923,670	—	923,670
Other assets — long-term	6,820	50,160	56,980
Investment in joint venture	64,244	5,785	70,029
Intangible assets subject to amortization	60,540	8,407	68,947
Goodwill ($25.8 million spot tanker segment, and $7.2 million fixed-rate tanker segment)	31,961	1,045	33,006

Total assets acquired	1,154,971	22,394	1,177,365

LIABILITIES
Current liabilities	21,006	(1,429)	19,577
Other long-term liabilities	—	15,873	15,873
In-process revenue contracts	25,402	(3,811)	21,591

Total liabilities assumed	46,408	10,633	57,041

Net assets acquired	1,108,563	11,761	1,120,324

The following table shows summarized consolidated pro forma financial information for the Company for the years ended December 31, 2007 and 2006, giving effect to the acquisition of OMI assets by the Company as if it had taken place on January 1 of each of the periods presented:

	Pro Forma	Pro Forma
	Year Ended	Year Ended
	December 31,	December 31,
	2007	2006
	(unaudited)	(unaudited)
	$	$
Revenues	2,533,951	2,288,563
Gain on sale of vessels and equipment — net of write-downs	16,531	79,558
Net income	59,352	407,803
Earnings per common share:
- Basic	0.81	5.57
- Diluted	0.79	5.43

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
5.	Public Offerings
During April 2008, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG), completed a follow-on public offering by issuing an additional 5.0 million of its common units at a price of $28.75 per unit. Subsequently the underwriters exercised their over-allotment option and purchased 375,000 common units resulting in an additional $10.8 million in gross proceeds to Teekay LNG. Concurrent with the public offering, the Company acquired 1.74 million common units of Teekay LNG at the same public offering price for a total cost of $50.0 million. During June 2008, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore), completed a follow-on public offering by issuing 10.25 million of its common units at a price of $20.00 per unit. During July 2008, the underwriters exercised their over-allotment option and purchased 375,000 common units at $20.00 per unit.
As a result of these offerings, the Company recorded total increases to stockholders’ equity of $23.8 million and $29.8 million, respectively, which represents the Company’s dilution gain from the issuance of units, in Teekay LNG and Teekay Offshore, during the year ended December 31, 2008.
During December 2007, the Company’s subsidiary Teekay Tankers Ltd. (or Teekay Tankers), completed its initial public offering of 11.5 million shares of its Class A common stock at a price of $19.50 per share. During May 2007, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) completed a follow-on public offering by issuing an additional 2.3 million of its common units at a price of $38.13 per unit. As a result of these offerings, the Company recorded increases to stockholders’ equity of $141.0 million and $25.1 million, respectively, which represents the Company’s dilution gain from the issuance of shares and units.
During December 2006, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore), completed its initial public offering of 8.1 million of its common units representing limited partner interests at a price of $21.00 per unit. As a result of this offering, the Company recorded an increase to stockholders’ equity of $99.7 million, which represent the Company’s dilution gain from the issuance of units.
The proceeds received from the offerings and the use of those proceeds, are summarized as follows:

	Teekay	Teekay	Teekay	Teekay	Teekay
	Tankers	Offshore	Offshore	LNG	LNG
	Initial	Follow-on	Initial	Follow-on	Follow-on
	Offering	Offering	Offering	Offering	Offering
	2007	2008	2006	2008	2007
	$	$	$	$	$
Proceeds received	224,250	212,500	169,050	154,531	87,699
Offering expenses	16,064	6,192	13,788	6,186	3,494

Net proceeds received	208,186	206,308	155,262	148,345	84,205

Teekay Tankers is a Marshall Islands corporation formed by the Company to provide international marine transportation of crude oil. The Company owns 54% of the capital stock of Teekay Tankers, including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. Teekay Tankers initially owned a fleet of nine double-hull Aframax-class oil tankers, which it acquired from the Company with net proceeds of its initially public offering and which a wholly owned subsidiary of the Company manages under a mix of spot-market trading and short- or medium-term fixed-rate time-charter contracts. In addition, the Company has offered to Teekay Tankers Ltd. the opportunity to purchase up to four of its existing Suezmax-class oil tankers, of which two were sold to Teekay Tankers in April 2008.
Teekay Offshore is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the offshore oil marine transportation, production, processing and storage sectors. Teekay Offshore owns 51% of Teekay Offshore Operating L.P. (or OPCO), including an additional 25% limited partner interest it acquired from the Company with net proceeds of its 2008 follow-on public offering and its 0.01% general partner interest. OPCO owns and operates a fleet of 34 shuttle tankers (including ten chartered-in vessels and five vessels owned by 50% owned joint ventures), four FSO vessels, nine conventional oil tankers, and two lightering vessels. Teekay Offshore also owns through wholly owned subsidiaries two additional shuttle tankers (including one through a 50%-owned joint venture) and one FSO unit. All of Teekay Offshore’s and OPCO’s vessels operate under long-term, fixed-rate contracts. The Company indirectly owns the remaining 49% of OPCO and 49.99% of Teekay Offshore, including its 2% general partner interest. As a result, the Company effectively owns 74.5% of OPCO. Teekay Offshore also has rights to participate in certain FPSO opportunities involving Teekay Petrojarl.
Teekay LNG is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of LNG and LPG carriers and Suezmax tankers. The Company owns a 57.7% interest in Teekay LNG, including common units, subordinated units and its 2% general partner interest.
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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
6.	Goodwill, Intangible Assets and In-Process Revenue Contracts
Goodwill
The changes in the carrying amount of goodwill for the year ended December 31, 2008 for the Company’s reporting segments are as follows:

	Shuttle			Fixed-
	Tanker		Liquefied	Rate	Spot
	and FSO	FPSO	Gas	Tanker	Tanker
	Segment	Segment	Segment	Segment	Segment	Other	Total
	$	$	$	$	$	$	$
Balance as of December 31, 2006	130,908	95,461	35,631	3,648	—	1,070	266,718

Adjustment to goodwill acquired (note 3)	—	132,862	—	—	—	—	132,862
Goodwill acquired (note 4)	—	—	—	—	36,080	—	36,080
Disposal of reporting unit	—	—	—	—	—	(1,070)	(1,070)

Balance as of December 31, 2007	130,908	228,323	35,631	3,648	36,080	—	434,590

Goodwill acquired (note 3)	—	105,842	—	—	—	—	105,842
Adjustment to goodwill acquired (note 4)	—	—	—	—	(3,076)	—	(3,076)
Goodwill impairment	—	(334,165)	—	—	—	—	(334,165)
Reallocation of goodwill acquired between segments	—	—	—	7,163	(7,163)	—	—

Balance as of December 31, 2008	130,908	—	35,631	10,811	25,841	—	203,191

The Company performed its annual test for impairment of goodwill in the fourth quarter of 2008.
During the fourth quarter of 2008, management concluded that sufficient indicators of impairment existed and consequently, the Company was required to perform another goodwill impairment analysis as of December 31, 2008. This assessment was made by management based on a number of factors including a significant and sustained decline in the Company’s market capitalization below book value, deteriorating market conditions and tightening credit markets.
Fair value was estimated by management using a discounted cash flow model that estimates fair value based upon estimated future cash flows discounted to their present value using the Company’s estimated weighted average cost of capital. The fair value may vary depending on the assumptions and estimated used, most significantly the discount rate applied.
Based on the analysis performed, management concluded that the carrying value of goodwill in the FPSO segment exceeded its fair value by $334.2 million as of December 31, 2008. As a result, an impairment loss of $334.2 million has been recognized in the Company’s consolidated statement of income (loss) for the year ended December 31, 2008.
Intangible Assets
As at December 31, 2008, the Company’s intangible assets consisted of:

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(years)	$	$	$
Contracts of affreightment	10.2	124,251	(78,961)	45,290
Time-charter contracts	15.5	233,678	(60,875)	172,803
Other intangible assets	2.8	58,950	(12,275)	46,675

	13.1	416,879	(152,111)	264,768

As at December 31, 2007, the Company’s intangible assets consisted of:

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(years)	$	$	$
Contracts of affreightment	10.2	124,250	(68,895)	55,355
Time-charter contracts	16.0	232,049	(37,374)	194,675
Other intangible assets	5.0	49,297	(875)	48,422

	13.7	405,596	(107,144)	298,452

The Company’s 2008 consolidated financial statements include a $9.8 million write-down of other intangible assets due to lower fair value of certain bareboat contracts compared to carrying values. This amount is included in other (loss) income on the consolidated statement of income (loss). Aggregate amortization expense of intangible assets for the year ended December 31, 2008 was $45.0 million (2007 — $26.8 million, 2006 — $23.5 million), which is included in depreciation and amortization. Amortization of intangible assets for the five fiscal years subsequent to 2008 is expected to be $34.1 million (2009), $27.2 million (2010), $24.0 million (2011), $19.6 million (2012), $14.2 million (2013), and $145.7 million (thereafter).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
In-Process Revenue Contracts
As part of the Teekay Petrojarl and OMI acquisitions, the Company assumed certain FPSO service contracts and charter-out contracts with terms that are less favorable than the then -prevailing market terms. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the remaining term of the contracts on a weighted basis based on the projected revenue to be earned under the contracts.
Amortization of in-process revenue contracts for the year ended December 31, 2008 was $74.4 million (2007 — $71.0 million), which is included in revenues on the consolidated statement of income (loss). Amortization for the next five years is expected to be $74.8 million (2009), $60.9 million (2010), $48.0 million (2011), $42.3 million (2012) and $40.5 million (2013) and $60.4 million (thereafter).
7.	Accrued Liabilities

	December 31,	December 31,
	2008	2007
	$	$

Voyage and vessel expenses	196,899	142,627
Interest	45,626	40,839
Payroll and benefits and other	73,462	77,251

	315,987	260,717

8.	Long-Term Debt

	December 31,	December 31,
	2008	2007
	$	$

Revolving Credit Facilities	2,656,658	2,393,967
Senior Notes (8.875%) due July 15, 2011	194,642	246,059
USD-denominated Term Loans due through 2021	1,670,005	2,162,420
Euro-denominated Term Loans due through 2023	414,144	443,992
USD-denominated Unsecured Demand Loan due to Joint Venture Partners	17,343	17,146

	4,952,792	5,263,584
Less current portion	245,043	331,594

	4,707,749	4,931,990

As of December 31, 2008, the Company had fifteen long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $3.7 billion, of which $1.1 billion was undrawn. Interest payments are based on LIBOR plus margins; at December 31, 2008, the margins ranged between 0.45% and 0.95% (2007 — 0.50% and 0.75%) and the three-month LIBOR was 1.43% (2007 — 4.70%). The total amount available under the Revolvers reduces by $214.3 million (2009), $221.7 million (2010), $807.0 million (2011), $237.4 million (2012), $315.1 million (2013) and $1.9 billion (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 67 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.
The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. During the year ended December 31, 2008, the Company repurchased a principal amount of $51.2 million (2007 — $16.0 million) of the 8.875% Notes (see also Note 14).
As of December 31, 2008, the Company had fourteen U.S. Dollar-denominated term loans outstanding, which, as at December 31, 2008, totaled $1.7 billion (2007 — $2.2 billion). Certain of the term loans with a total outstanding principal balance of $501.6 million, as at December 31, 2008, (2007 — $509.4 million) bear interest at a weighted-average fixed rate of 5.12% (2007 — 5.09%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At December 31, 2008, the margins ranged between 0.3% and 1.0% (2007 — 0.3% and 1.0%) and the three-month LIBOR was 1.43% (2007 — 4.7%). The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and twelve of them also have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 31 (2007 — 34) of the Company’s vessels, together with certain other security. In addition, all but $126.1 million (2007 — $103.8 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries. Included in the total of USD-denominated term loans is nil (2007 — $601.0 million) which in 2007 represented 100% of the RasGas 3 term loan which was used to fund advances on similar terms and condition to a joint venture. Interest payments on the term loan are based on LIBOR plus a margin. On December 31, 2008 Teekay Nakilat (III) and QGTC Nakilat (1643-6) Holdings Corporation (or QGTC 3) novated the RasGas 3 term loan and related interest rate swap agreements to the RasGas 3 Joint Venture for no consideration. As a result, the RasGas 3 Joint Venture assumed all the rights, liabilities and obligations of Teekay Nakilat (III) and QGTC 3 under the terms of the RasGas 3 term loan and the interest rate swap agreements. Teekay Nakilat (III) has guaranteed 40% of the RasGas 3 Joint Venture’s obligations that exceeds 20% of the notional amounts of each of the realized interest rate swap agreements. As such, the loan no longer forms part of the debt obligation of the Company.
The Company has two Euro-denominated term loans outstanding, which, as at December 31, 2008 totaled 296.4 million Euros ($414.1 million). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At December 31, 2008, the margins ranged between 0.6% and 0.66% (2007 — 0.6% and 0.66%) and the one-month EURIBOR was 2.6% (2007 — 4.3%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized an unrealized foreign exchange gain of $32.3 million during the year ended December 31, 2008 ($39.9 million loss — 2007, $50.4 million loss — 2006).
The Company has two U.S. Dollar-denominated loans outstanding owing to joint venture partners, which, as at December 31, 2008, totaled $16.2 million and $1.1 million, respectively, including accrued interest. Interest payments on the first loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. This loan is repayable on demand no earlier than February 27, 2027.
The weighted-average effective interest rate on the Company’s long-term aggregate debt as at December 31, 2008 was 3.6% (December 31, 2007 — 5.2%). This rate does not reflect the effect of the Company’s interest rate swaps (see Note 15).
Among other matters, the Company’s long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free cash be maintained. As at December 31, 2008 and 2007, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at December 31, 2008, this amount was $293.0 million (2007 — $326.0 million). The Company is in compliance with debt covenants as at December 31, 2008.
The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2008 are $245.0 million (2009), $446.7 million (2010), $1.3 billion (2011), $260.7 million (2012), $280.5 million (2013) and $2.4 billion (thereafter).
9.	Leases

Charters-out
Time-charters and bareboat charters of the Company’s vessels to third parties are accounted for as operating leases. As at December 31, 2008, minimum scheduled future revenues to be received by the Company on time-charters and bareboat charters then in place were approximately $7.7 billion, comprised of $1.0 billion (2009), $831.5 million (2010), $708.9 million (2011), $608.8 million (2012), $534.8 million (2013) and $4.0 billion (thereafter). The carrying amount of the vessels employed on operating leases at December 31, 2008 was $3.1 billion (2007 — $3.2 billion)
The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. In addition, minimum scheduled future revenues have been reduced by estimated off-hire time for period maintenance.
Charters-in
As at December 31, 2008, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $971.9 million, comprised of $424.1 million (2009) $240.1 million (2010), $139.0 million (2011), $88.3 million (2012), $51.4 million (2013) and $29.0 million (thereafter). The Company recognizes the expense from these charters, which is included in time-charter expense, on a straight-line basis over the firm period of the charters.
Direct Financing Leases
As at December 31, 2008, minimum scheduled future revenues under direct financing leases to be received by the Company were approximately $94.5 million, including unearned income of $15.9 million, comprised of $29.9 million (2009), $25.2 million (2010), $21.1 million (2011), $14.9 million (2012), $2.5 million (2013) and $0.9 million (thereafter).
10.	Capital Leases and Restricted Cash
Capital Leases
Suezmax Tankers. As at December 31, 2008, the Company was a party, as lessee, to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms for fixed prices as well as assuming the existing vessel financing upon the lenders consent. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at December 31, 2008, the remaining commitments under these capital leases, including the purchase obligations, approximated $226.8 million, including imputed interest of $22.4 million, repayable as follows:

Year	Commitment

2009	$134.4 million
2010	$8.4 million
2011	$84.0 million
RasGas II LNG Carriers. As at December 31, 2008, the Company was a party, as lessee, to 30-year capital lease arrangements for the three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carrier capital leases include the Company’s non-controlling interests 30% share.
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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Payments under the lease arrangements are based on tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. During 2008 the Company has agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for its three LNG carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the lease and as a result the Company’s carrying amount of this tax indemnification is $9.5 million which is included as part of other long-term liabilities in the accompanying consolidated balance sheets. The tax indemnification would be for a total 36 years, which is the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred. There is no maximum potential amount of future payments however, the Company may terminate the lease arrangements at any time. If the lease arrangements terminate, the Company would be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2008, the commitments under these capital leases approximated $1.1 billion, including imputed interest of $603.7 million, repayable as follows:

Year	Commitment

2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
2013	$24.0 million
Thereafter	$953.1 million
Spanish-Flagged LNG Carrier. As at December 31, 2008, the Company was a party, as lessee, to a capital lease on one Spanish-flagged LNG carrier, which is structured as a “Spanish tax lease.” Under the terms of the Spanish tax lease, the Company will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the implicit interest rate was 5.8%. As at December 31, 2008, the commitments under this capital lease, including the purchase obligation, approximated 117.4 million Euros ($164.0 million), including imputed interest of 14.7 million Euros ($20.5 million), repayable as follows:

Year	Commitment

2009	25.6 million Euros ($35.8 million)
2010	26.9 million Euros ($37.6 million)
2011	64.8 million Euros ($90.6 million)
FPSO Units. As at December 31, 2008, the Company was a party, as lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven, and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, prior to being acquired by Teekay Corporation, Teekay Petrojarl has legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed Teekay Petrojarl’s liability for making the remaining periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.
The Defeased Rental Payments for the Petrojarl Foinaven were based on assumed Sterling LIBOR of 8% per annum. If actual interest rates are greater than 8% per annum, the Company receives rental rebates; if actual interest rates are less than 8% per annum, the Company is required to pay rentals in excess of the Defeased Rental Payments. For accounting purposes, this contract feature is an embedded derivative, and has been separated from the host contract and is separately accounted for as a derivative instrument.
As is typical for these types of leasing arrangements, the Company has indemnified the lessors of the Petrojarl Foinaven for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for fluctuations in actual interest rates from those assumed in the leases.
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
As at December 31, 2008 and 2007, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $487.4 million and $492.2 million, respectively. As at December 31, 2008 and 2007, the weighted-average interest rates earned on the deposits were 4.8% and 5.3%, respectively.
As at December 31, 2008 and 2007, the amount of restricted cash on deposit for the Spanish-flagged LNG carrier was 104.7 million Euros ($146.2 million) and 122.8 million Euros ($179.2 million), respectively. As at December 31, 2008 and 2007, the weighted-average interest rate earned on these deposits was 5.0%.
The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which cash totaled $17.0 million and $14.8 million as at December 31, 2008 and 2007, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
11.	Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP 157-2), the Company deferred the adoption of SFAS No. 157 for its non-financial assets and non-financial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Company’s fair value measurements.

SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

Cash and cash equivalents and restricted cash — The fair value of the Company’s cash and cash equivalents approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Marketable securities — The fair value of the Company’s marketable securities has been determined using the closing price on the date of determination for those securities.

Loans to joint ventures — The fair value of the Company’s loans to joint ventures approximate their carrying amounts reported in the accompanying consolidated balance sheet.

Long-term debt — The fair value of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses, based on current credit spreads available for debt with similar terms and remaining maturities.

Derivative instruments — The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, current interest rates, foreign exchange rates, bunker fuel prices, spot tanker market rates for vessels, and the current credit worthiness of both the Company and the swap counterparties. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

The estimated fair value of the Company’s financial instruments is as follows:

		December 31,		December 31,
		2008		2007
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level	$	$	$	$

Cash and cash equivalents, marketable securities, and restricted cash	Level 1	1,477,788	1,477,788	1,175,360	1,175,360
Loans to joint ventures	Level 2	28,019	28,019	729,429	729,429
Long-term debt	Level 1 and 2	(4,952,792)	(4,537,237)	(5,263,584)	(5,246,670)
Derivative instruments (note 15)
Interest rate swap agreements	Level 2	(718,871)	(718,871)	(154,148)	(154,148)
Interest rate swap agreements	Level 2	167,390	167,390	38,823	38,823
Interest rate swaptions	Level 2	(27,461)	(27,461)	(2,480)	(2,480)
Foreign currency contracts	Level 2	(90,966)	(90,966)	35,038	35,038
Bunker fuel swap contracts	Level 2	(3,142)	(3,142)	32	32
Forward freight agreements	Level 2	(604)	(604)	(5,478)	(5,478)
Foinaven embedded derivative	Level 2	(9,354)	(9,354)	(19,581)	(19,581)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
12.	Capital Stock

The authorized capital stock of Teekay at December 31, 2008 and 2007 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During 2008, the Company issued 0.2 million shares upon the exercise of stock options, and repurchased 0.5 million shares for a total cost of $20.5 million. As at December 31, 2008, Teekay had 73,011,488 shares of Common Stock (2007 — 95,327,329) and no shares of Preferred Stock issued. As at December 31, 2008, Teekay had 72,512,291 shares of Common Stock outstanding (2007 — 72,772,529).

Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock are entitled to share equally in any dividends that the board of directors may declare from time to time out of funds legally available for dividends.

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market. As at December 31, 2008, Teekay had not repurchased any shares of Common Stock pursuant to such authorizations. The total remaining share repurchase authorization at December 31, 2008 was $200 million.

During 2005 and June 2006, Teekay announced that its Board of Directors had authorized the repurchase of up to $655 million and $150 million, respectively, of shares of its Common Stock in the open market. Since the date of the authorized repurchase, Teekay had repurchased 18,930,600 shares of Common Stock subsequent to such authorizations at an average price of $42.52 per share, for a total cost of $805 million.

Stock-based Compensation

As at December 31, 2008, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 6,256,497 shares of Common Stock (2007 — 6,435,911) for issuance upon exercise of options or equity awards granted or to be granted. During the years ended December 31, 2008, 2007 and 2006, the Company granted options under the Plans to acquire up to 1,476,100, 836,100, and 1,045,200 shares of Common Stock, respectively, to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All options outstanding as of December 31, 2008, expire between June 1, 2009 and September 12, 2018, ten years after the date of each respective grant.

During 2008, the Company granted 10,500 (2007 — 19,040 and 2006 — 20,090) shares of restricted stock awards with a fair value of $0.4 million, based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted.

A summary of the Company’s stock option activity and related information for the year ended December 31, 2008, is as follows:

	December 31, 2008
	Options	Weighted-Average
	(000’s)	Exercise Price
	#	$
Outstanding-beginning of year	3,665	35.42
Granted	1,476	40.35
Exercised	(179)	23.54
Forfeited	(149)	38.03

Outstanding-end of year	4,813	37.22

Exercisable — end of year	2,556	32.41

As of December 31, 2008, there was $14.2 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation is expected to be $8.5 million (2009), $4.9 million (2010) and $0.8 million (2011). During the years ended December 31, 2008 and 2007, the Company recognized $12.9 million and $9.7 million, respectively, of compensation cost relating to stock options granted under the Plans. The intrinsic value of options exercised during 2008 was $4.5 million (2007 — $42.9 million; 2006 — $16.1 million).
As at December 31, 2008, the intrinsic value of the outstanding stock options and exercisable stock options were each $1.8 million. As at December 31, 2008, the weighted-average remaining life of options vested and expected to vest was 6.7 years.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2008 are as follows:

	Outstanding Options			Exercisable Options
		Weighted-	Weighted-		Weighted-	Weighted-
	Options	Average	Average	Options	Average	Average
Range of Exercise	(000’s)	Remaining Life	Exercise Price	(000’s)	Remaining Life	Exercise Price
Prices	#	(years)	$	#	(years)	$

$8.44 – $9.99	40	0.4	8.44	40	0.4	8.44
$10.00 – $14.99	161	1.2	11.78	161	1.2	11.78
$15.00 – $19.99	602	3.8	19.57	602	3.8	19.57
$20.00 – $29.99	203	2.3	20.57	203	2.3	20.57
$30.00 – $34.99	390	5.2	33.63	390	5.2	33.63
$35.00 – $39.99	847	7.3	38.89	495	7.2	38.94
$40.00 – $44.99	1,393	9.2	40.41	2	6.4	42.33
$45.00 – $49.99	411	6.2	46.80	411	6.2	46.80
$50.00 – $59.99	763	8.2	51.40	251	8.2	51.40
$60.00 – $64.99	3	8.3	60.96	1	8.3	60.96

	4,813	6.8	37.22	2,556	5.1	32.41

The weighted-average grant-date fair value of options granted during 2008 was $9.31 per option (2007 — $13.72, 2006 — $11.30). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 30% in 2008, 28% in 2007 and 31% in 2006; expected life of five years; dividend yield of 2.5% in 2008, 2.0% in 2007 and 2.0% in 2006; and risk-free interest rate of 2.4% in 2008, 4.5% in 2007, and 4.8% in 2006. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.
During 2008, 101,000 restricted stock units with a market value of $2.0 million vested and that amount was paid to grantees by issuing 42,098 shares of common stock and less than $0.5 million in cash. During 2007, 383,005 restricted stock units with a market value of $20.8 million vested and that amount was paid to grantees in cash. During the year ended December 31, 2008, the Company recorded a (recovery) expense of $(0.7) million ($7.6 million — 2007) related to the restricted stock units.
During March 2009, the Company granted 1,432,000 options at a weighted average exercise price of $11.84 per share, 380,970 restricted stock units with a total fair value of $4.5 million, and 47,570 shares of restricted stock awards with a total fair value of $0.6 million, based on the quoted market price, to certain of the Company’s employees and directors.
13.	Related Party Transactions
As at December 31, 2008 Resolute Investments, Ltd. (or Resolute) owned 42.0% (December 31, 2007 — 41.8% and December 31, 2006 — 44.8%) of the Company’s outstanding Common Stock. One of the Company’s directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of the Company’s directors, Axel Karlshoej, is among the directors of Path Spirit Limited, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity.
14.	Other (Loss) Income
Other (loss) income is comprised of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Gain on sale of marketable securities	4,576	9,577	1,422
Write-down of marketable securities	(20,158)	—	—
Gain (loss) on bond repurchase	3,010	(947)	(375)
Volatile organic compound emission plant lease income	9,469	10,960	11,445
Write-off of deferred debt issuance costs	—	—	(2,790)
Loss on expiry of options to construct LNG carriers	—	—	(6,102)
Miscellaneous (expense) income	(3,633)	4,087	(34)

Other (loss) income — net	(6,736)	23,677	3,566

15.	Derivative Instruments and Hedging Activities
The Company uses derivatives in accordance with its overall risk management policies. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot tanker market rates for vessels and bunker fuel prices.
Foreign Currency Fluctuation Risk
The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain of these foreign currency forward contracts are designated as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges for accounting purposes, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the related expense. The ineffective portion of these foreign currency forward contracts has also been reported in operating expenses, based on the nature of the related expense. During the year ended December 31, 2008, the Company recognized unrealized gains of $4.7 million in general and administrative expenses and in vessel operating expenses, relating to the ineffective portion of its foreign currency forward contracts; (2007 — $0.1 million unrealized losses; 2006 — nil).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
For foreign currency forward contracts that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in their fair value are recognized in earnings and are reported in operating expenses, based on the nature of the related expense. During the year ended December 31, 2008, the Company recognized unrealized losses of $18.3 million in general and administrative expenses, $35.3 million in vessel operating expenses, $1.1 million in time-charter hire expenses, and $4.0 million in foreign exchange gain (loss), respectively, relating to foreign currency forward contracts that are not designated or that do not qualify as hedges. During the year ended December 31, 2007, the Company recognized unrealized gains of $8.0 million in general and administrative expenses, $11.3 million in vessel operating expenses, $0.8 million in time-charter hire expenses, and $3.4 million in foreign exchange gain, respectively, relating to foreign currency forward contracts that are not designated or that do not qualify as hedges. During the year ended December 31, 2006, the Company recognized unrealized gains of $2.3 million in general and administrative expenses, $9.5 million in vessel operating expenses, and $0.5 million in time-charter hire expenses, respectively, relating to foreign currency forward contracts that are not designated or that do not qualify as hedges.
As at December 31, 2008, the Company was committed to the following foreign currency forward contracts for the forward purchase of foreign currency:

			Fair Value /
	Contract Amount in	Average	Carrying Amount	Expected Maturity
	Foreign Currency	Contractual	of Asset / (Liability)	2009	2010
	(millions)	Exchange Rate (1)	(in millions)	(in millions of U.S. Dollars)
Norwegian Kroner:	2,024.6	5.93	$(52.2)	$202.1	$139.5
Euro:	75.9	0.67	$(7.7)	$77.6	$35.6
Canadian Dollar:	94.0	1.07	$(10.9)	$50.3	$37.9
British Pounds:	50.5	0.54	$(19.5)	$68.8	$24.2
Australian Dollar:	3.3	1.12	$(0.7)	$3.0	—

(1)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
As at December 31, 2008, the Company’s accumulated other comprehensive income (loss) included $58.7 million of unrealized losses on foreign currency forward contracts designated as cash flow hedges. As at December 31, 2008, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $41.0 million of net losses on foreign currency forward contracts from accumulated other comprehensive income (loss) to earnings during the next 12 months.
Interest Rate Risk
The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated its interest rate swaps as cash flow hedges for accounting purposes. Unrealized gains or losses relating to changes in fair value of the Company’s interest rate swaps have been reported in interest expense or interest income in the consolidated statements of income (loss). During the year ended December 31, 2008, the Company recognized an unrealized loss in interest expense of $634.2 million (2007 — $133.0 million unrealized loss; 2006 — $71.1 million unrealized gain), and an unrealized gain in interest income of $182.2 million (2007 — $10.9 million unrealized gain; 2006 — $25.8 million unrealized loss) relating to the changes in fair value of its interest rate swaps.
As at December 31, 2008, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

			Fair Value /	Weighted-
			Carrying Amount	Average	Fixed
		Principal	of Asset /	Remaining	Interest
	Interest	Amount	(Liability)	Term	Rate
	Rate Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	478,825	(110,492)	28.1	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	2,830,326	(396,784)	7.0	5.1
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	908,536	(208,227)	18.6	5.3
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	477,135	167,390	28.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4) (5)	EURIBOR	414,144	(3,368)	15.5	3.8

(1)	Excludes the margins the Company pays on its variable-rate debt, which at of December 31, 2008 ranged from 0.3% to 1.0%.

(2)	Principal amount reduces quarterly.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

(3)	Inception dates of swaps are 2009 ($408.5 million), 2010 ($300.0 million) and 2011 ($200.0 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($97.9 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 296.4 million Euro.
During May 2006, the Company sold to a third party two swaptions for $2.4 million. The Company has not applied hedge accounting to these instruments and they have been recorded at fair value. These options, if exercised by the other party, will obligate the Company to enter into interest rate swap agreements whereby certain of the Company’s floating-rate debt will be swapped with fixed-rate obligations. At December 31, 2008, the terms of these swaptions are as follows:

Interest	Principal
Rate	Amount (1)		Remaining Term	Fixed Interest Rate
Index	$	Start Date	(years)	(%)
LIBOR	150,000	August 31, 2009	12.0	4.3
LIBOR	109,375	November 15, 2008	10.3	4.0

(1)	Principal amount reduces $5.0 million semi-annually ($150.0 million) and $2.6 million quarterly ($109.4 million).
Spot Tanker Market Risk
In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time, the Company has entered into forward freight agreements (FFAs) and synthetic time-charters (STCs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus hedging a portion of the Company’s exposure to spot tanker market rates. STCs are a means of achieving the equivalent of a time-charter for a vessel that trades in the spot tanker market by taking the short position in a long-term FFA. As at December 31, 2008, the Company had six STCs which were equivalent to 3.5 Suezmax vessels. As at December 31, 2008, the FFAs, which include STCs, had an aggregate notional value of $27.5 million, which is an aggregate of both long and short positions, and a net fair value liability of $0.6 million. The FFAs, which include STCs, expire between June 2009 and September 2009. The Company has not designated these contracts as cash flow hedges for accounting purposes. Net gains and losses from FFAs and STCs are recorded within revenues in the consolidated statements of income (loss).
The Company also uses FFAs in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within strictly defined limits. Historically, the Company has used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decrease this exposure. The Company believes that it can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at December 31, 2008, the Company had no commitments to non-hedge related FFAs. As at December 31, 2007, the Company was committed to non-hedge-related FFAs totaling 7.0 million metric tonnes with a notional principal amount of $69.9 million and a fair value of $0.3 million. These FFAs expired between January 2008 and December 2008.
Commodity Price Risk
The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. The Company has not designated its bunker fuel swap contracts as cash flow hedges for accounting purposes. As at December 31, 2008, the Company was committed to contracts totalling 13,500 metric tonnes with a weighted-average price of $470.8 per tonne and a fair value liability of $3.1 million. The bunker fuel swap contracts expire between January and September 2009.
Counterparty Credit Risk
The Company is exposed to credit loss in the event of non-performance by the counterparties to the foreign currency forward contracts, interest rate swap agreements, FFAs and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
16.	Commitments and Contingencies
a) Vessels Under Construction
As at December 31, 2008, the Company was committed to the construction of seven Suezmax tankers, five LPG carriers and four shuttle tankers scheduled for delivery between January 2009 and August 2011, at a total cost of approximately $1.1 billion, excluding capitalized interest. As at December 31, 2008, payments made towards these commitments totaled $340.7 million (excluding $46.5 million of capitalized interest and other miscellaneous construction costs), and long-term financing arrangements existed for $634.6 million of the unpaid cost of these vessels. The Company intends to finance the remaining amount of $169.6 million through incremental debt or surplus cash balances, or a combination thereof. As at December 31, 2008, the remaining payments required to be made under these newbuilding contracts were $383.6 million (2009), $257.4 million (2010) and $163.2 million (2011).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
As at December 31, 2008, the Company was committed to the construction of one LNG carrier which delivered in March 2009. The Company has entered into these transactions with a party who has taken a 30% interest in the vessel and related long-term, fixed-rate time-charter contract. All amounts below include the non-controlling interests 30% share. The total cost of the LNG carrier is approximately $186.2 million, excluding capitalized interest. As at December 31, 2008, payments made towards these commitments totaled $150.2 million (excluding $21.6 million of capitalized interest and other miscellaneous construction costs), and long-term financing arrangements existed for the remaining $36.1 million unpaid cost of these LNG carriers. As at December 31, 2008, the remaining payments required to be made in year 2009 under these contracts was $36.1 million. Following delivery, this LNG carrier will become subject to 20-year, fixed-rate time-charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. Pursuant to existing agreements, the Company expects Teekay LNG to purchase the Company’s 70% interest in the entity in 2009 for approximately $85 million plus the assumption of approximately $350 million in debt. However, Teekay LNG is seeking to structure the project in a tax efficient manner and has requested a ruling from the U.S. Internal Revenue Service related to the type of structure it would use for this project. If Teekay LNG does not receive a favorable ruling, it would, among other alternatives, seek to restructure the project or may elect not to acquire the Company’s interest in the entity.
b) Joint Ventures
The Company has a 33% interest in a consortium that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and ENI SpA. Final award of the charter was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the consortium, respectively. In connection with this award, the consortium has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $921.4 million (of which the Company’s 33% portion is $304.1 million), excluding capitalized interest. As at December 31, 2008, payments made towards these commitments by the joint venture company totaled $106.0 million (of which the Company’s 33% contribution was $35.0 million), excluding capitalized interest and other miscellaneous construction costs. As at December 31, 2008, the remaining payments required to be made under these contracts were $203.9 million (2010), $475.6 million (2011) and $135.9 million (2012). In accordance with existing agreements, the Company is required to offer to Teekay LNG its 33% interest in these vessels and related charter contracts, no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. The Company has also provided certain guarantees in relation to the performance of the joint venture company.
For the year ended December 31, 2008, the Company recorded $33.0 million (2007 – nil) of its share of the Angola LNG Project loss. This amount is included in equity (loss) income from joint ventures in the consolidated statement of income (loss). Substantially all of the loss relates to unrealized losses on interest rate swaps.
c) Legal proceedings and claims
The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business.  The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.
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
17.	Supplemental Cash Flow Information
a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Accounts receivable	(50,851)	(44,837)	(15,417)
Prepaid expenses and other assets	30,161	(28,655)	(21,909)
Accounts payable	(29,718)	18,588	19,262
Accrued and other liabilities	21,592	11,033	68,424

	(28,816)	(43,871)	50,360

b)
On October 31, 2006, the first of the Company’s three RasGas II LNG Carriers delivered and commenced operations under a capital lease. During 2006, the Company recorded the costs of two RasGas II LNG Carriers under construction and the related lease obligation amounting to $295.2 million. Upon delivery of the two RasGas II LNG Carriers in 2007, the remaining vessel costs and related lease obligations amounting to $15.3 million were recorded. These transactions are treated as non-cash transactions in the Company’s consolidated statement of cash flows for the years ended December 31, 2006 and 2007, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
c)	Cash interest paid during the years ended December 31, 2008, 2007 and 2006 totaled $372.2 million, $320.6 million and $182.9 million, respectively.

d)
On December 31, 2008 Teekay Nakilat (III) and QGTC 3 assigned their interest rate swap obligations to the RasGas 3 Joint Venture for no consideration. This transaction was treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

e)
On December 31, 2008 Teekay Nakilat (III) and QGTC 3 assigned their external long-term debt of $867.5 million and related deferred debt issuance costs of $4.1 million to the RasGas 3 Joint Venture. As a result of this transaction, the Company’s long-term debt decreased by $867.5 million and other assets decreased by $4.1 million offset by a decrease in the Company’s advances to the RasGas 3 Joint Venture. These transactions were treated as non-cash transactions in the Company’s consolidated statement of cash flows.

18.	Vessel Sales and Write-downs on Vessels and Equipment
a) Vessel Sales
During March 2008, the Company sold two Handysize product tankers. The Company also entered into an agreement to sell a third Handysize product tanker upon the expiration of its time-charter, which occurred during September 2008. All three vessels were part of the Company’s spot tanker segment. As a result of these sales, the Company realized a gain of $7.2 million.
During June 2008, the Company entered into an agreement to sell an Aframax tanker which delivered in September 2008. During September the Company sold a medium-range product tanker upon the expiration of its time-charter. Both vessels were part of the Company’s spot tanker segment. As a result of these sales, the Company realized a gain of $28.4 million.
In November 2008, the Company sold its 50% interest in the Swift Product Tanker Pool, which included the Company’s interest in its ten in-chartered intermediate product tankers. The Company realized a gain of $44.4 million.
During November 2008, the Company sold a 2008-built Suezmax tanker from its spot tanker segment. The Company realized a gain of $18.1 million.
During April 2007, the Company sold two Aframax tankers from its spot tanker segment and chartered them back under bareboat charters for a period of five years. The Company realized a gain of $26.6 million, which has been deferred and will be amortized over the terms of the bareboat charters.
During May 2007, the Company sold a 1987-built shuttle tanker and certain equipment, resulting in a gain of $11.6 million. The vessel, which was a part of the shuttle tanker and FSO segment.
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
During 2006, the Company sold a 1981-built, 50.5%-owned shuttle tanker and recorded a gain of $6.4 million and a non-controlling interest expense of $3.2 million relating to the sale. In addition, the Company sold shipbuilding contracts for three LNG carriers to SeaSpirit and was reimbursed for previously paid shipyard installments and other construction costs in the amount of $313.0 million (see Note 10).
b) Vessels and Equipment Write-downs
The Company’s 2008 consolidated financial statements include a $40.4 million write-down for impairment of certain older vessels due to lower fair values compared to carrying values. The Company used discounted cashflows to determine the fair value.
The Company’s 2006 consolidated financial statements include $2.2 write-down of certain offshore equipment due to a lower estimated net realizable value arising from the early termination of a contract in June 2005. In addition, during the year ended December 31, 2006, the Company recorded a write-down of $5.5 million on a volatile organic compound (or VOC) plant on one of the Company’s shuttle tankers that was redeployed from the North Sea to Brazil. During 2007 the VOC plant was removed and re-installed on another shuttle tanker in the Company’s fleet.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
19.	Earnings (Loss) Per Share

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

Net (loss) income available for common stockholders	(469,455)	63,543	302,824

Weighted average number of common shares	72,493,429	73,382,197	73,180,193
Dilutive effect of employee stock options and restricted stock awards	—	1,317,879	1,589,914
Dilutive effect of equity units	—	35,280	358,617

Common stock and common stock equivalents	72,493,429	74,735,356	75,128,724

Earnings (loss) per common share:
- Basic	(6.48)	0.87	4.14
- Diluted	(6.48)	0.85	4.03
For the years ended December 31, 2007 and 2006, the anti-dilutive effect of 1.0 million and 1.1 million shares attributable to outstanding stock options and the Equity Units were excluded from the calculation of diluted earnings per share.
20.	Valuation and Qualifying Accounts

	Balance at beginning	Balance at end of
	of year	year
	$	$
Allowance for bad debts:
Year ended December 31, 2007	1,765	1,256
Year ended December 31, 2008	1,256	1,567

Restructuring cost accrual:
Year ended December 31, 2007	2,147	—
Year ended December 31, 2008	—	—
21.	Income Taxes
The legal jurisdictions in which Teekay and several of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. However, among others, the Company’s Australian ship-owning subsidiaries and its Norwegian subsidiaries are subject to income taxes.
In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.
The Company adopted FIN 48 as of January 1, 2007. The following is a roll-forward of the Company’s FIN 48 unrecognized tax benefits for 2008 and 2007:

	Year Ended December 31,
	2008	2007

Balance of unrecognized tax benefits as at January 1,	8,630	1,000
Increase for positions taken in prior years	—	—
Increases for positions related to the current year	3,602	7,630
Amounts of decreases related to settlements	(5,000)	—
Reductions due to lapse of statues of limitations	—	—

Balance of unrecognized tax benefits as at December 31,	7,232	8,630

The majority of the increase for positions for the current year relate to potential tax on foreign sourced income on a time-charter with a related party. The reduction is a result of the Company receiving a refund for a re-investment tax credit that was included in one of its 2005 annual tax filings.
The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however actual developments could differ from those currently expected. The tax years 2004 through 2008 remain open to examination by some of the major taxing jurisdictions to which the Company is subject to tax in.
The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The interest and penalties on unrecognized tax benefits are included in the roll-forward schedule above and were approximately $1.4 million in 2008 and $0.4 million in 2007.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2008	2007
	$	$
Deferred tax assets:
Vessels and equipment	64,080	124,970
Tax losses carried forward (1)	163,369	223,836
Other	28,265	24,941

Total deferred tax assets	255,714	373,747

Deferred tax liabilities:
Vessels and equipment	50,231	84,198
Long-term debt	11,505	94,071
Unrealized foreign exchange	—	17,215

Total deferred tax liabilities	61,736	195,484
Net deferred tax assets	193,978	178,263
Valuation allowance	(200,160)	(253,238)

Net deferred tax assets and liabilities(2)	(6,182)	(74,975)

(1)
Substantially all of the Company’s net operating loss carryforwards of $630.0 million relate to its Australian ship-owning subsidiaries and its Norwegian subsidiaries. These net operating loss carryforwards are available to offset future taxable income in the respective jurisdictions, and can be carried forward indefinitely.

(2)	The change in the net deferred tax liabilities is related to the change in temporary differences and foreign exchange gains.
The components of the provision for income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Current	(796)	(5,264)	(8,386)
Deferred	56,972	8,456	(425)

Income tax recovery (expense)	56,176	3,192	(8,811)

The Company operates in countries that have differing tax laws and rates. Consequently, a consolidated weighted average tax rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates. Reconciliations of the tax charge related to the relevant year at the applicable statutory income tax rates and the actual tax charge related to the relevant year are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Net (loss) income before taxes	(516,070)	69,254	318,394
Net (loss) income not subject to taxes	(712,237)	122,170	382,373

Net income (loss) subject to taxes	196,167	(52,916)	(63,979)

At applicable statutory tax rates	46,893	(13,394)	(23,096)
Permanent differences and adjustments related to currency differences	(53,137)	22,708	12,682
Temporary differences and adjustments to valuation allowance	(47,763)	(7,285)	19,030
Other	(2,169)	(5,221)	195

Tax (recovery) charge related to current year	(56,176)	(3,192)	8,811

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
22.	Restructuring Charge

During the year ended December 31, 2008, the Company incurred restructuring charges of $9.2 million relating to the closure of one of the Company’s three offices in Norway, $3.1 million relating to global staffing changes, $1.8 million relating to the reorganization of a business unit, and $1.4 million relating to costs incurred to change the crew of the Samar Spirit from Australian crew to International crew. The Company did not incur any significant restructuring costs in 2007. During the year ended December 31, 2006, the Company incurred $8.9 million of restructuring costs to complete the relocation of certain operational functions that commenced in 2005.

23.	Subsequent Events
a)
In January 2009, the Company announced that its Board of Directors has approved the Company’s quarterly cash dividend of $0.31625 per share. This dividend was paid on January 30, 2009 to shareholders of record as at January 16, 2009. In April 2009, the Company announced that its Board of Directors has approved the Company’s quarterly cash dividend of $0.31625 per share. This dividend was paid on April 24, 2009 to shareholders of record as at April 10, 2009. In June 2009, the Company announced that its Board of Directors has approved the Company’s quarterly cash dividend of $0.31625 per share. This dividend will be paid on July 24, 2009 to shareholders of record as at July 10, 2009.

b)
On March 30, 2009, Teekay LNG completed a follow-on public offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $70.4 million. As a result of the above transactions, Teekay LNG has raised gross equity proceeds of $71.8 million (including the General Partner’s proportionate capital contribution), and Teekay Corporation’s ownership of Teekay LNG has been reduced from 57.7% to 53.0% (including its 2% General Partner interest). Teekay LNG used the total net offering proceeds of approximately $68.5 million to prepay amounts outstanding on two of its revolving credit facilities.

On June 24, 2009, Teekay Tankers completed a follow-on public offering of 7.0 million common shares at a price of $9.80 per share, for gross proceeds of $68.6 million. Teekay Tankers has granted the underwriters a 30-day option to purchase up to an additional 1.05 million shares to cover any over-allotments. As a result of the above transaction, Teekay Corporation’s ownership of Teekay Tankers has been reduced from 54.0% to 42.2%. Teekay Tankers used the total net offering proceeds of approximately $65.9 million to acquire a 2003-built Suezmax tanker from Teekay Corporation for $57.0 million and to repay a portion of its outstanding debt under its revolving credit facility.

c)
One of the Kenai vessels, the Arctic Spirit, has come off charter from the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and the Company has entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), giving MLCI the option to purchase the vessel for conversion to an LNG FPSO unit. The agreement provides for a purchase price of $105 million if the Company chooses to participate in the project, or $110 million if the Company chooses not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009 and MLCI may extend the option quarterly through 2010. If MLCI exercises the option and purchases the vessel from the Company, it is expected that MLCI will convert the vessel to an FPSO unit (although it is not required to do so) and charter it under a long-term charter contract to a third party. The Company has the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FPSO unit proceeds, the Company will negotiate, along with an equity investment, a similar option for a designee of MLCI to purchase the second Kenai LNG carrier for $125 million when it comes off charter.

d)
During May 2009, the Company sold a 2007-built product tanker and a 2005-built product tanker. These vessels did not meet the held for sale criteria at December 31, 2008 and accordingly, are not presented on the December 31, 2008 balance sheet as vessels held for sale. Both vessels are part of the Company’s spot tanker segment. The Company expects to realize a gain of approximately $28.5 million as a result of these transactions.

During January and February 2009, the Company sold a 1993-built Aframax tanker through a sale leaseback agreement and a 2009-built product tanker, respectively, which are presented on the December 31, 2008 balance sheet as vessels held for sale. Both vessels were part of the Company’s spot tanker segment. The Company expects to realize a gain of approximately $16.8 million as a result of these transactions, of which $16.6 million will be deferred and amortized over the 4 year term of the bareboat charter.

EXHIBIT INDEX

Exhibit
No.	Description

8.1	List of Significant Subsidiaries

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.

13.1	Teekay Corporation Certification of Bjorn Moller, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of Ernst & Young LLP, as independent registered public accounting firm.