Form 20-F
period 2009-12-31
TEEKAY CORP
filed 2010-04-30
CIK 911971

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
72,694,345 shares of Common Stock, par value of $0.001 per share.
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
In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:
•	our future financial condition or results of operations and future revenues and expenses;
•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;
•	offshore, liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) market conditions and fundamentals, including the balance of supply and demand in these markets;
•	our future growth prospects;
•	our expected benefits of the OMI acquisition;
•	the sufficiency of our working capital for short-term liquidity requirements;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	estimated costs and timing of implementation of the EU Directive to burn only low sulphur fuel, and our ability to timely comply with this Directive;
•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contracts;
•	potential newbuildings order cancellations;
•	construction and delivery delays in the tanker industry generally;
•	the future valuation of goodwill;
•	the adequacy of restricted cash deposits to fund capital lease obligations;
•	our compliance with covenants under our credit facilities;
•	our ability to fulfill our debt obligations;
•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;
•	declining market values of our vessels and the effect on our liquidity;
•	operating expenses, availability of crew and crewing costs, number of off-hire days, drydocking requirements and durations and the adequacy and cost of insurance;
•	our ability to capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing forward freight agreements;
•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term contracts;
•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;
•	the impact of future regulatory changes or environmental liabilities;
•	taxation of our company and of distributions to our stockholders;
•	the expected life-spans of our vessels;
•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;
•	our hedging activities relating to foreign exchange, interest rate, spot market and bunker fuel risks;
•	the effectiveness of our risk management policies and procedures;
•	the growth of global oil demand;
•
the recent economic downturn and financial crisis in the global market, including disruptions in the global credit and stock markets and potential negative effects of any reoccurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	our exemption from tax on our U.S. source international transportation income;
•	the potential benefits to us of renegotiated contract for the Foinaven floating production, storage and offloading (or FPSO) unit;
•	our ability to competitively pursue new FPSO projects;
•	our competitive positions in our markets;
•	our business strategy and other plans and objectives for future operations; and
•	our ability to pay dividends on our common stock.
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay for fiscal years 2009, 2008, 2007, 2006, and 2005, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Report of Independent Registered Public Accounting Firm therein with respect to fiscal years 2009, 2008, and 2007 (which are included herein) and “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	2005	2006	2007	2008	2009
	(in thousands, except share and per common share data and ratios)
Income Statement Data:
Revenues	$1,958,479	$2,015,871	$2,387,625	$3,229,443	$2,172,049
Total operating expenses (1)	(1,319,937)	(1,601,528)	(2,028,595)	(2,969,324)	(2,002,261)
Income from vessel operations	638,542	414,343	359,030	260,119	169,788
Interest expense	(111,189)	(173,672)	(294,848)	(290,933)	(141,448)
Interest income	33,943	58,835	101,199	97,111	19,999
Realized and unrealized (loss) gain on non-designated derivative instruments	(38,470)	55,646	(45,322)	(567,074)	140,046
Foreign exchange gain (loss)	61,635	(46,423)	(61,571)	24,727	(20,922)
Equity income (loss) from joint ventures	11,897	6,099	(12,404)	(36,085)	52,242
Other (loss) income	(19,054)	3,566	23,170	(3,935)	12,961
Income tax recovery (expense)	2,787	(8,811)	3,192	56,176	(22,889)
Net income (loss)	580,091	309,583	72,446	(459,894)	209,777

Less: Net income attributable to non-controlling interests	(13,475)	(6,759)	(8,903)	(9,561)	(81,365)

Net income (loss) attributable to stockholders of Teekay Corp. (2)	566,616	302,824	63,543	(469,455)	128,412

Per Common Share Data:
Net earnings (loss) — basic	$7.25	$4.14	$0.87	$(6.48)	$1.77
Net income (loss) — diluted	6.78	4.03	0.85	(6.48)	1.76
Cash dividends declared	0.6200	0.8600	0.9875	1.1413	1.2650

Balance Sheet Data (at end of year):
Cash and cash equivalents	$236,984	$343,914	$442,673	$814,165	$422,510
Restricted cash	311,084	679,992	686,196	650,556	615,311
Vessels and equipment	3,721,674	5,603,316	6,846,875	7,267,094	6,835,597
Net investments in direct financing leases	121,236	108,396	101,176	79,508	512,412
Total assets	5,287,030	8,110,329	10,418,541	10,215,001	9,510,916
Total debt (including capital lease obligations)	2,432,978	4,106,062	6,120,864	5,770,133	5,203,441
Capital stock and additional paid-in capital	471,784	596,712	628,786	642,911	656,193
Non-controlling interest	287,432	461,887	544,339	583,938	855,580
Total equity	2,526,250	2,981,034	3,200,293	2,652,405	3,095,670
Number of outstanding shares of common stock	71,375,593	72,831,923	72,772,529	72,512,291	72,694,345

Other Financial Data:
Net revenues (3)	$1,537,721	$1,493,816	$1,856,552	$2,471,055	$1,877,958
EBITDA (4)	860,079	657,196	592,016	96,554	791,291
Adjusted EBITDA (4)	707,882	630,408	660,485	892,616	563,217
Total debt to total capitalization (5) (6)	49.1%	57.9%	65.7%	68.5%	62.7%
Net debt to total net capitalization (6) (7)	42.7%	50.8%	60.9%	61.9%	57.4%
Capital expenditures:
Vessel and equipment purchases (8)	$555,142	$442,470	$910,304	$716,765	$495,214

(1) Total operating expenses include the following:

	2005	2006	2007	2008	2009
	(in thousands)
Gain (loss) on sale of vessels and equipment, net of write-downs	$139,184	$1,341	$16,531	$50,267	$(12,629)
Unrealized (losses) gains on derivative instruments	—	—	(143)	(8,325)	14,915
Restructuring charges	(2,882)	(8,929)	—	(15,629)	(14,444)
Goodwill impairment charge	—	—	—	(334,165)	—

	$136,302	$(7,588)	$16,388	$(307,852)	$(12,158)

(2)
In January 2009, we adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidations, which requires us to change the portion of net income (loss) that is attributable to the non-controlling interest. This change was not applied retroactively, please read Item 18 — Financial Statements: Note 1 — Adoption of New Accounting Pronouncements to see the pro forma net income attributable to the stockholders of Teekay Corporation had we not adopted FASB ASC 810.

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

	2005	2006	2007	2008	2009
	(in thousands)
Revenues	$1,958,479	$2,015,871	$2,387,625	$3,229,443	$2,172,049
Voyage expenses	(420,758)	(522,055)	(531,073)	(758,388)	(294,091)

Net revenues	$1,537,721	$1,493,816	$1,856,552	$2,471,055	$1,877,958

(4)
EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, unrealized foreign exchange loss (gain), loss (gain) on sale of vessels and equipment — net of write-downs, goodwill impairment charge, amortization of in-process revenue contracts, unrealized (gains) losses on derivative instruments, realized losses (gains) on interest rate swaps and share of realized and unrealized (gains) losses on interest rate swaps in non-consolidated joint ventures. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

•
Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as a financial and operating measure benefits security holders in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our equity, or debt securities, as applicable.

•
Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, pay dividends and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses (which may very significantly from period to period), EBITDA and Adjusted EBITDA provide a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our dividend policy. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits security holders to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including dividends on shares of our common stock and repayments under debt instruments.

Neither EBITDA nor Adjusted EBITDA should be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income, and our historical consolidated Adjusted EBITDA to net operating cash flow.

	2005	2006	2007	2008	2009
	(in thousands)
Income statement data:
Reconciliation of EBITDA and Adjusted EBITDA to Net income
Net income (loss)	$580,091	$309,583	$72,446	$(459,894)	$209,777
Income tax (recovery) expense	(2,787)	8,811	(3,192)	(56,176)	22,889
Depreciation and amortization	205,529	223,965	329,113	418,802	437,176
Interest expense, net of interest income	77,246	114,837	193,649	193,822	121,449

EBITDA	860,079	657,196	592,016	96,554	791,291

Restructuring charge	2,882	8,929	—	15,629	14,444
Foreign exchange (gain) loss	(61,635)	46,423	61,571	(24,727)	20,922
(Gain) loss on sale of vessels and equipment — net of write-downs	(139,184)	(1,341)	(16,531)	(50,267)	12,629
Goodwill impairment charge	—	—	—	334,165	—
Amortization of in-process revenue contracts	—	(22,404)	(70,979)	(74,425)	(75,977)
Unrealized losses (gains) on derivative instruments	33,203	(57,246)	99,055	530,283	(293,174)
Realized losses (gains) on interest rate swaps and foreign exchange contracts	12,537	(1,149)	(4,647)	32,445	127,936
Unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures	—	—	—	32,959	(34,854)

Adjusted EBITDA	707,882	630,408	660,485	892,616	563,217

Reconciliation of Adjusted EBITDA to net operating cash flow
Net operating cash flow	609,042	545,716	304,429	523,641	368,251
Expenditures for drydocking	20,668	31,120	85,403	101,511	78,005
Interest expense, net of interest income	77,246	114,837	193,649	193,822	121,449
Change in operating assets and liabilities	8,644	(50,360)	43,871	28,816	(148,655)
Gain on sale of marketable securities	—	1,422	9,577	4,576	—
Write-down of marketable securities	—	—	—	(20,157)	—
Loss on repurchase of bonds	(13,255)	(375)	(947)	(1,310)	(566)
Equity income (net of dividends received)	2,670	(486)	(11,419)	(30,352)	49,299
Other — net	(12,552)	(9,949)	50,245	25,153	(837)
Employee stock option compensation	—	(9,297)	(9,676)	(14,117)	(11,255)
Restructuring charge	2,882	8,929	—	15,629	14,444
Realized losses (gains) on interest rate swaps and foreign exchange contracts	12,537	(1,149)	(4,647)	32,445	127,936
Unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures	—	—	—	32,959	(34,854)

Adjusted EBITDA	707,882	630,408	660,485	892,616	563,217

(5)	Total capitalization represents total debt and total equity.

(6)
Until February 16, 2006, we had $143.7 million of Premium Equity Participating Security Units due May 18, 2006 (or Equity Units) outstanding. If these Equity Units were presented as equity, our total debt to total capitalization would have been 46.2% as of December 31, 2005 and our net debt to total capitalization would have been 39.5% as of December 31, 2005. We believe that this presentation as equity for the purposes of these calculations is consistent with the requirement that each Equity Unit holder purchase for $25 a specified fraction of a share of our common stock on February 16, 2006.

(7)	Net debt represents total debt less cash, cash equivalents and restricted cash. Total net capitalization represents net debt and total equity.

(8)
Excludes vessels purchased in connection with our acquisitions of Teekay Petrojarl ASA (or Teekay Petrojarl) in 2006, and 50% of OMI Corporation (or OMI) in 2007. Please read “Item 5 — Operating and Financial Review and Prospects.” The expenditures for vessels and equipment exclude non-cash investing activities — Please Read “Item 18 — Financial Statements: Note 17 Supplemental Cash Flow Information.”

Risk Factors
The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings.
Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity and changes in the supply of and demand for oil and oil products. If the tanker market is depressed, our earnings may decrease, particularly with respect to our spot tanker segment, a subset of our conventional tanker segment, which accounted for approximately 24% and 43% of our net revenues during 2009 and 2008, respectively. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenue we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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
Changes in the spot tanker market may result in significant fluctuations in the utilization of our vessels and our profitability.
During 2009 and 2008, we derived approximately 24% and 43%, respectively, of our net revenues from the vessels in our spot tanker segment (which includes vessels operating under charters with an initial term of less than three years), a subset of our conventional tanker segment. Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time charters, or contracts of affreightment priced on a spot-market basis or fixed-rate contracts with a term less than three years. Part of our conventional Aframax and Suezmax tanker fleets and our large and medium product tanker fleets are among the vessels included in our spot tanker segment. Our shuttle tankers may also trade in the spot tanker market when not otherwise committed to perform under time-charters or contracts of affreightment. Due to activity in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in operating results for that period.
The spot-charter market is highly volatile and fluctuates based upon tanker and oil supply and demand. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. During 2009, there have been periods when spot rates have declined below the operating cost of vessels. Before rebounding somewhat in the fourth quarter of 2009, spot tanker rates declined to multi-year lows in the third quarter of 2009, primarily due to the ongoing effects of reduced global oil demand coupled with tanker fleet growth. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt obligations.
Reduction in oil produced from offshore oil fields could harm our shuttle tanker and FPSO businesses.
As at December 31, 2009, we had 35 vessels operating in our shuttle tanker fleet and five FPSO units operating in our FPSO fleet. A majority of our shuttle tankers and all of our FPSOs units earn revenue that depends upon the volume of oil we transport or the volume of oil produced from offshore oil fields. Oil production levels are affected by several factors, all of which are beyond our control, including:
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
Two of our shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production terminates for any reason, we no longer will generate revenue under the related contract. Other shuttle tanker and floating storage and off-take (or FSO) contracts under which our vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our business and operating results.
Charter rates for conventional oil and product tankers may fluctuate substantially over time and may be lower when we are attempting to recharter conventional oil or product tankers, which could adversely affect our operating results. Any changes in charter rates for LNG or LPG carriers, shuttle tankers or FSO or FPSO units could also adversely affect redeployment opportunities for those vessels.
Our ability to recharter our conventional oil and product tankers following expiration of existing time-charter contracts and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the conventional tanker market. Conventional oil and product tanker trades are highly competitive and have experienced significant fluctuations in charter rates based on, among other things, oil, refined petroleum product and vessel demand. For example, an oversupply of conventional oil tankers can significantly reduce their charter rates. There also exists some volatility in charter rates for LNG and LPG carriers, shuttle tankers and FSO and FPSO units, which could also adversely affect redeployment opportunities for those vessels. As of December 31, 2009, we have 23 time-charter contracts covering our conventional tankers two time-charters covering our FPSO units, 10 time-charters covering our shuttle tankers and one time-charter covering an LNG carrier that expire during the next three years.
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
The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. One customer accounted for 16% or $346.6 million, of our consolidated revenues during 2009 (14% or $443.5 million — 2008 and 20% or $472.3 million — 2007). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.
A recurrence of recent adverse economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.
The recent economic downturn and financial crisis in the global markets produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets in 2008 and the first half of 2009. We may face restricted access to the capital markets or secured debt lenders, such as our revolving credit facilities in the future. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.
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
These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and related requirements on us, please read Item 4. “Information on the Company — C. Regulations.”
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
Our growth has placed and we believe it will continue to place significant demands on our management, operational and financial resources. As we expand our operations, we must effectively manage and monitor operations, control costs and maintain quality and control in geographically dispersed markets. In addition, our three publicly-traded subsidiaries have increased our complexity and placed additional demands on our management. Our future growth and financial performance will also depend on our ability to recruit, train, manage and motivate our employees to support our expanded operations and continue to improve our customer support, financial controls and information systems.
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
Substantially all of our newbuilding financing commitments have been pre-arranged. However, if we were unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2009, we had 11 newbuildings on order with deliveries scheduled between June 2010 and January 2012. As of December 31, 2009, progress payments made towards these newbuildings, excluding payments made by our joint venture partners, totaled $183.1 million.
In addition, conversion of tankers to FPSO and FSO units expose us to a numbers of risks, including lack of shipyard capacity and the difficulty of completing the conversion in a timely and cost effective manner. During conversion of a vessel, we do not earn revenue from it. In addition, conversion projects may not be successful.
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

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to other currencies also result in fluctuations of our reported revenues and earnings. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant non-monetary foreign currency exchange gains or losses each period. For 2009 and 2008, we had foreign exchange (losses) gains of $(20.9) million and $24.7 million, respectively. The primary source of these gains and losses is our Euro-denominated term loans.
Many seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.
A significant portion of our seafarers are employed under collective bargaining agreements. We may become subject to additional labor agreements in the future. We may suffer to labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff and may increase our cost of operation. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition.
We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.
Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If crew costs increase, and we are not able to increase our rates to customers to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.
Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of business.
Terrorist attacks, piracy and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.
In addition, oil facilities, shipyards, vessels, pipelines and oil fields could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate the charters and impact the use of shuttle tankers under contracts of affreightment, which would harm our cash flow and business.
Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2009, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden and Indian Ocean. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. The cost of these premium increases is usually passed on to our customers. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.
Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.
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

Declining market values of our vessels could adversely affect our liquidity and result in breaches of our financing agreements.
Market values of vessels fluctuate depending upon general economic and market conditions affecting relevant markets and industries and competition from other shipping companies and other modes of transportation. In addition, as vessels become older, they generally decline in value. Declining vessel values of our tankers could adversely affect our liquidity by limiting our ability to raise cash by refinancing vessels. Declining vessel values could also result in a breach of loan covenants and events of default under certain of our credit facilities that require us to maintain certain loan-to-value ratios. If we are unable to pledge additional collateral in the event of a decline in vessel values, the lenders under these facilities could accelerate our debt and foreclose on our vessels pledged as collateral for the loans. As of December 31, 2009, the total outstanding debt under credit facilities with this type of covenant tied to conventional tanker values was $211.8 million.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Adverse effects upon the oil and gas industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil and gas will lessen dramatically over the short term, in the long term climate change may reduce the demand for oil and gas or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
We have substantial debt levels and may incur additional debt.
As of December 31, 2009, our consolidated debt and capital lease obligations totaled $5.2 billion and we had the capacity to borrow an additional $1.5 billion under our credit facilities. These facilities may be used by us for general corporate purposes. Our consolidated debt and capital lease obligations could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including:
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

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and
•	our debt level may limit our flexibility in obtaining additional financing, pursuing other business opportunities and responding to changing business and economic conditions.
Our ability to service our debt will depend on certain financial, business and other factors, many of which are beyond our control.
Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. In addition, we rely on distributions and other intercompany cash flows from our subsidiaries to repay our obligations. Financing arrangements between some of our subsidiaries and their respective lenders contain restrictions on distributions from such subsidiaries.
If we are unable to generate sufficient cash flow to service our debt service requirements, we may be forced to take actions such as:
•	restructuring or refinancing our debt;
•	seeking additional debt or equity capital;
•	seeking bankruptcy protection;
•	reducing distributions;
•	reducing or delaying our business activities, acquisitions, investments or capital expenditures; or
•	selling assets.
Such measures might not be successful and might not enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms. In addition, our credit agreements and the indenture governing the notes may restrict our ability to implement some of these measures.

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
Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in the financing agreements, our obligations may become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans may terminate. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans.
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75.0 percent of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0 percent of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”
There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code), and a recent unofficial IRS pronouncement issued to provide guidance to IRS field employees and examiners, which cites the Tidewater decision favorably in support of the conclusion that income derived by foreign taxpayers from time-chartering vessels engaged in the exploration for, or exploitation of, natural resources on the Outer Continental Shelf in the Gulf of Mexico is characterized as leasing or rental income for purposes of the income sourcing provisions of the Code. However, we believe that the nature of our time chartering activities, as well as our time charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS or a court of law, will accept our position, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.
If the IRS were to determine that we are or have been a PFIC for any taxable year, U.S. holders of our common stock will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. holders timely make certain elections available under the Code, such holders would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common stock, as if such distribution or gain had been recognized ratably over the U.S. holder’s holding period. Please read Item 10. “Additional Information-Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.”
The preferential tax rates applicable to qualified dividend income are temporary, and the absence of legislation extending the term would cause our dividends to be taxed at ordinary graduated tax rates.
Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual stockholders (and certain other U.S. stockholders). In the absence of legislation extending the term for these preferential tax rates or providing for some other treatment, all dividends received by such U.S. taxpayers in tax years after December 31, 2010 or later will be taxed at ordinary graduated tax rates. Please read Item 10. “Additional Information—Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions.”
Changes in the ownership of our stock may cause us and certain of our subsidiaries to be unable to claim an exemption from United States tax on our United States source income.
Changes in the ownership of our stock may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the United States Internal Revenue Code (or the Code). If we were not exempt from tax under Section 883 of the Code, we or our subsidiaries that are currently claiming exemptions will be subject to U.S. federal income tax on shipping income attributable to our subsidiaries’ transportation of cargoes to or from the U.S. to the extent it is treated as derived from U.S. sources. Certain of our subsidiaries currently are unable to claim this exemption and, as a result, we estimate that they will be subject to less than $500,000 of U.S. federal income tax annually. To the extent we or our other subsidiaries are subject to U.S. federal income tax on shipping income from U.S. sources, our net income and cash flow will be reduced by the amount of such tax. We cannot give any assurance that future changes and shifts in ownership of our stock will not preclude us or our other subsidiaries from being able to satisfy an exemption under Section 883. Please read Item 4. “Information on the Company—Taxation of the Company—United States Taxation.”

We may be subject to taxes, which could affect our operating results.
We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces our operating results. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing our operating results. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. Also, jurisdictions in which we or our subsidiaries are organized, own assets or have operations may change their tax laws, or we may enter into new business transactions relating to such jurisdictions, which could result in increased tax liability and reduce our operating results.
Item 4. Information on the Company
A. Overview, History and Development
Overview
We are a leading provider of international crude oil and petroleum product transportation services. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore), through our 100% ownership interest in Teekay Petrojarl AS, and expansion of our conventional tanker business through our publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). With an owned and in-chartered fleet of over 150 vessels, offices in 16 countries and approximately 6,300 seagoing and shore-based employees, Teekay provides comprehensive marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Our goal is to create the industry’s leading asset management company, focused on the Marine Midstream sector.
Our shuttle tanker and FSO segment and FPSO segment includes our shuttle tanker operations, floating storage and off-take (or FSO) units, and our floating production, storage and offloading (or FPSO) units, which primarily operate under long-term fixed-rate contracts. As of December 31, 2009, our shuttle tanker fleet, including newbuildings on order, had a total cargo capacity of approximately 4.7 million deadweight tones (or dwt), which represented more than 50% of the total world shuttle tanker fleet. Please read Item 4 — Information on the Company: Our Fleet.
Our liquefied gas segment includes our LNG and LPG carriers. Substantially all of our LNG and LPG carriers are subject to long-term, fixed-rate time-charter contracts. As of December 31, 2009, this fleet, including newbuildings on order, had a total cargo carrying capacity of approximately 3.1 million cubic meters. Please read Item 4 — Information on the Company: Our Fleet.
Our conventional tanker segment includes our conventional crude oil tankers and product carriers. In order to provide investors with additional information about our conventional tanker segment, we have divided this operating segment into the fixed-rate tanker segment and the spot tanker segment. As of December 31, 2009, our Aframax tankers in the spot tanker sub-segment, which had a total cargo capacity of approximately 4.4 million dwt, represented approximately 7% of the total tonnage of the world Aframax fleet. Please read Item 4 — Information on the Company: Our Fleet.
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
Recent Business Acquisitions
Acquisition of 50% of OMI Corporation
On June 8, 2007, we and A/S Dampskibsselskabet TORM (or TORM) acquired, through a jointly-owned subsidiary all of the outstanding shares of OMI Corporation (or OMI). Our 50% share of the acquisition price was approximately $1.1 billion. We funded our portion of the acquisition with a combination of cash and borrowings under existing revolving credit facilities and a new $700 million credit facility.
OMI was an international owner and operator of tankers, with a total fleet of approximately 3.5 million dwt comprised of 13 Suezmax tankers (seven of which it owned and six of which were chartered-in) and 32 product tankers, 28 of which it owned and four of which were chartered-in. In addition, OMI had two product tankers under construction, which were delivered in 2009.
Acquisition of Petrojarl ASA
During 2006, we acquired 64.7% of the outstanding shares of Petrojarl ASA (or Petrojarl), which was listed on the Oslo Stock Exchange, for $536.8 million. Petrojarl is a leading independent operator of FPSO units in the North Sea. On December 1, 2006, we renamed the company Teekay Petrojarl AS (or Teekay Petrojarl). We financed our acquisition of Petrojarl through a combination of bank financing and cash balances. In June and July 2008, we acquired the remaining 35.3% interest (26.5 million common shares) in Teekay Petrojarl for a total purchase price of $304.9 million. As a result of these transactions, we own 100% of Teekay Petrojarl.

Equity Offerings by Subsidiaries
Equity Offerings by Teekay Tankers Ltd.
On December 18, 2007, our subsidiary Teekay Tankers completed its initial public offering of 11.5 million shares of its Class A common stock at a price of $19.50 per share for net proceeds of approximately $208.0 million. We owned the remaining capital stock of Teekay Tankers, including its outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum.
On June 24, 2009, Teekay Tankers completed a follow-on public offering of 7.0 million common shares at a price of $9.80 per share, for gross proceeds of $68.6 million. As a result of this offering, our ownership of Teekay Tankers was reduced from 54.0% to 42.2%. Teekay Tankers used the total net offering proceeds of approximately $65.6 million to acquire a 2003-built Suezmax tanker from Teekay for $57.0 million and to repay a portion of its outstanding debt under its revolving credit facility.
As of December 31, 2009, Teekay Tankers owned nine Aframax tankers, which it acquired from Teekay upon the closing of the initial public offering, and three Suezmax tankers it acquired from Teekay in April 2008 and June 2009. Teekay Tankers is expected to grow through the acquisition of additional crude oil and product tanker assets from third parties and from us. Please read Item 18 - Financial Statements: Note 5 — Equity Offerings by Subsidiaries.
During April 2010, Teekay Tankers completed a follow-on public offering of 7.7 million common shares at a price of $12.25 per share, for gross proceeds of $94.3 million. The underwriters subsequently exercised their over-allotment option to purchase an additional 1,079,500 common shares, providing additional gross proceeds of $13.2 million. Teekay purchased 2,612,244 unregistered common shares at the April 2010 offering price. As a result, our ownership of Teekay Tankers has been reduced from 42.2% to 37.1%. We maintain voting control of Teekay Tankers and continue to consolidate this subsidiary. Teekay Tankers used the net offering proceeds and borrowings under its revolving credit facility to acquire three oil tankers from Teekay. Please read Item 18 — Financial Statements: Note 24(c) — Subsequent Events.
Equity Offerings by Teekay Offshore Partners L.P.
On December 19, 2006, our subsidiary Teekay Offshore sold as part of its initial public offering 8.1 million of its common units, representing limited partner interests, at $21.00 per unit for net proceeds of $155.3 million.
During June 2008, Teekay Offshore, completed a follow-on public offering by issuing an additional 7.4 million of its common units to the public and 3.3 million common units to Teekay in a concurrent private placement at a price of $20.00 per unit for net proceeds of $198.8 million. In connection with the follow-on public offering, we contributed $4.2 million to Teekay Offshore to maintain our 2% general partner interest in it. During July 2008, the underwriters exercised their over-allotment option and purchased 375,000 common units at $20.00 per unit for proceeds of $7.2 million, net of commissions.
During August 2009, Teekay Offshore completed a follow-on public offering of 7.475 million common units (including 975,000 units issued upon the exercise in full of the underwriter’s overallotment option) at a price of $14.32 per unit, for total gross proceeds of $107.0 million (including the general partner’s $2.2 million proportionate capital contribution). As a result, our ownership of Teekay Offshore was reduced from 50.0% to 40.5% (including our 2% general partner interest), and we recorded an increase to retained earnings of $26.9 million, which represents the Company’s dilution gain from the issuance of units. The total net offering proceeds were used to reduce amounts outstanding under one of Teekay Offshore’s revolving credit facilities.
Teekay Offshore owns 51% of Teekay Offshore Operating L.P. (or OPCO), including its 0.01% general partner interest and an additional 25% limited partnership interest it acquired from us upon the closing of the June 2008 public offering. As of December 31, 2009, OPCO owned and operated a fleet of 33 of our shuttle tankers (including 8 chartered-in vessels and 5 vessels owned by 50% owned joint ventures), 4 of our FSO units, and 11 of our conventional Aframax tankers. In addition, Teekay Offshore has direct ownership interests in two of our shuttle tankers (including one through a 50%-owned joint venture), one FSO and one FPSO. As of December 31, 2009, we indirectly own 49% of OPCO and 40.5% of Teekay Offshore, including our 2% general partner interest. As a result, we effectively own 69.6% of OPCO. Please read Item 18 — Financial Statements: Note 5 — Equity Offerings by Subsidiaries.
During March 2010, Teekay Offshore completed a public offering of 5.06 million common units (including 660,000 units issued upon the exercise in full of the underwriter’s over-allotment option) at a price of $19.48 per unit, for gross proceeds of $100.6 million (including the general partner’s $2.0 million proportionate capital contribution). Teekay Offshore used the total net proceeds from the offering to repay to us the vendor financing of $60.0 million for the acquisition from us of the Petrojarl Varg FPSO unit and to finance a portion of the acquisition of the Falcon Spirit, an FSO unit, from us for $43.4 million. Teekay’s ownership in Teekay Offshore reduced to 35.9% as a result of a public offering in March 2010. We maintain control of Teekay Offshore by virtue of our control of the general partner and continue to consolidate this subsidiary. Please read Item 18 — Financial Statements: Note 24(b) — Subsequent Events.
Equity Offerings by Teekay LNG Partners L.P.
During May 2007, our subsidiary Teekay LNG completed a follow-on public offering of 2.3 million common units at a price of $38.13 per unit, for net proceeds of $84.2 million.
During April 2008, Teekay LNG completed a follow-on public offering of 5.0 million of its common units at a price of $28.75 per unit, for net proceeds of $137.6 million. Subsequently the underwriters exercised their over-allotment option and purchased 375,000 common units resulting in an additional $10.8 million in gross proceeds to Teekay LNG. Concurrently with the follow-on public offering, we acquired 1.74 million common units of Teekay LNG at the same public offering price for a total cost of $50.0 million.

During March 2009, Teekay LNG completed a follow-on public offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $71.8 million. Teekay LNG used the total net proceeds from the offerings to prepay amounts outstanding on two of its revolving credit facilities.
During November 2009, Teekay LNG completed a follow-on public offering of 3.5 million of its common units at a price of $24.40 per unit, for gross proceeds of $87.1 million (including the general partner’s 2% proportionate capital contribution). Subsequently the underwriters exercised their over-allotment option and purchased 450,650 common units resulting in an additional $11.2 million (including the general partner’s 2% proportionate capital contribution) in gross proceeds to Teekay LNG. Teekay LNG used the total net proceeds from the offering to prepay amounts outstanding under one or more of its revolving credit facilities.
As a result of the above transactions, we own a 49.2% interest in Teekay LNG, including its 2% general partner interest. We maintain control of Teekay LNG by virtue of our control of the general partner and continue to consolidate this subsidiary. Please read Item 18 — Financial Statements: Note 5 — Equity Offerings by Subsidiaries.
B. Operations
Our organization is divided into the following key areas: the shuttle tanker and FSO segment (included in our Teekay Navion Shuttle Tankers and Offshore business unit), the FPSO segment (included in our Teekay Petrojarl business unit), the liquefied gas segment (included in our Teekay Gas Services business unit), the conventional tanker segment, consisting of spot tanker sub-segment and fixed-rate tanker sub-segment (both included in our Teekay Tanker Services business unit). These centers of expertise work closely with customers to ensure a thorough understanding of our customers’ requirements and to develop tailored solutions.
•
Teekay Navion Shuttle Tankers and Offshore; and Teekay Petrojarl provide marine transportation, processing and storage services to the offshore oil industry, including shuttle tanker, FSO and FPSO services. Our expertise and partnerships with third parties allow us to create solutions for customers producing crude oil from offshore installations.

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
As of December 31, 2009, there were approximately 75 vessels in the world shuttle tanker fleet (including 18 newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Brazil, Canada, Russia, Australia and Africa. As of December 31, 2009, we owned 31 shuttle tankers (including four newbuildings) and chartered-in an additional eight shuttle tankers. Other shuttle tanker owners include Knutsen OAS Shipping AS, JJ Ugland Group and Transpetro, which as of December 31, 2009 controlled small fleets of 3 to 15 shuttle tankers each. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea.

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
As of December 2009, there were approximately 90 FSO units operating and five FSO units on order in the world fleet. As at December 31, 2009, we had six FSO units. The major markets for FSO units are Asia, the Middle East, West Africa, South America and the North Sea. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.
FPSO Units
FPSO units are offshore production facilities that are typically ship-shaped and store processed crude oil in tanks located in the hull of the vessel. FPSO units are typically used as production facilities to develop marginal oil fields or deepwater areas remote from existing pipeline infrastructure. Of four major types of floating production systems, FPSO units are the most common type. Typically, the other types of floating production systems do not have significant storage and need to be connected into a pipeline system or use an FSO unit for storage. FPSO units are less weight-sensitive than other types of floating production systems and their extensive deck area provides flexibility in process plant layouts. In addition, the ability to utilize surplus or aging tanker hulls for conversion to an FPSO unit provides a relatively inexpensive solution compared to the new construction of other floating production systems. A majority of the cost of an FPSO comes from its top-side production equipment and thus FPSO units are expensive relative to conventional tankers. An FPSO unit carries on-board all the necessary production and processing facilities normally associated with a fixed production platform. As the name suggests, FPSO units are not fixed permanently to the seabed but are designed to be moored at one location for long periods of time. In a typical FPSO unit installation, the untreated wellstream is brought to the surface via subsea equipment on the sea floor that is connected to the FPSO unit by flexible flow lines called risers. The risers carry oil, gas and water from the ocean floor to the vessel, which processes it onboard. The resulting crude oil is stored in the hull of the vessel and subsequently transferred to tankers either via a buoy or tandem loading system for transport to shore.
Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 2009 there were approximately 159 FPSO units operating and 31 FPSO units on order in the world fleet. At December 31, 2009, we had five FPSO units. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. The major independent FPSO contractors are SBM Offshore N.V., MODEC, Prosafe SE, BW Offshore, Sevan Marine ASA, Bluewater and Maersk.
During 2009, a total of approximately 47% of our net revenues were earned by the vessels in our shuttle tankers and FSO segment and FPSO segment, compared to approximately 37% in 2008 and 47% in 2007. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
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
Most new LNG carriers, including all of our vessels, are being built with a membrane containment system. These systems consist of insulation between thin primary and secondary barriers and are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 40 years. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG and LPG carriers after they reach a certain age. As at December 31, 2009, there were approximately 338 vessels in the world LNG fleet, with an average age of approximately 10 years, and an additional 43 LNG carriers under construction or on order for delivery through 2012. As of December 31, 2009, the worldwide LPG tanker fleet consisted of approximately 1,149 vessels with an average age of approximately 16 years and approximately 136 additional LPG vessels were on order for delivery through 2013. LPG carriers range in size from approximately 500 to approximately 70,000 cubic meters (or cbm). Approximately 55% (in terms of vessel numbers) of the worldwide fleet is less than 5,000 cbm.
Our liquefied gas segment primarily consists of LNG and LPG carriers subject to long-term, fixed-rate time-charter contracts. As at December 31, 2009, we had 15 LNG carriers, as well as an additional four newbuilding LNG carriers on order which were scheduled to commence operations upon delivery under long-term fixed-rate time-charters and in which our interest is 33%. In addition, as at December 31, 2009, we had six LPG carriers, of which three are under construction.
During 2009, approximately 13% of our net revenues were earned by the vessels in our liquefied gas segment, compared to approximately 9% in 2008, and 9% in 2007. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
Conventional Tanker Segment
a) Spot Tanker Sub-Segment
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
Certain of our vessels in the spot tanker segment operate pursuant to pooling arrangements. Under a pooling arrangement, different vessel owners pool their vessels, which are managed by a pool manager, to improve utilization and reduce expenses. In general, revenues generated by the vessels operating in a pool, less related voyage expenses (such as fuel and port charges) and pool administrative expenses, are pooled and allocated to the vessel owners according to a pre-determined formula. As of December 31, 2009, we participated in three main pooling arrangements. These include an Aframax tanker pool, an LR2 tanker pool and a Suezmax tanker pool (the Gemini Pool). As of December 31, 2009, 18 of our Aframax tankers operated in the Aframax tanker pool, four of our LR2 tankers operated in the LR2 tanker pool and 13 of our Suezmax tankers operated in the Gemini Pool. Each of these pools is either solely or jointly managed by us.
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
We believe that we have competitive advantages in the Aframax and Suezmax tanker market as a result of the quality, type and dimensions of our vessels and our market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2009, our Aframax tanker fleet (excluding Aframax-size shuttle tankers and newbuildings) had an average age of approximately 11 years and our Suezmax tanker fleet (excluding Suezmax-size shuttle tankers and newbuildings) had an average age of approximately six years. This compares to an average age for the world oil tanker fleet of approximately 11.4 years, for the world Aframax tanker fleet of approximately 8.2 years and for the world Suezmax tanker fleet of approximately 8.7 years.
As of December 31, 2009, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 63 Aframax vessels), Sovcomflot (approximately 41 vessels), Aframax International Pool (approximately 41 Aframax vessels) and the Sigma Pool (approximately 31 vessels). Other large operators of Suezmax tonnage (including newbuildings on order) included Sovcomflot (approximately 21 vessels), the Blue Fin Pool (approximately 16 vessels), Delta Tankers (approximately 13 vessels) and the Stena Sonangol Pool (approximately 13 vessels).

We have chartering staff located in Tokyo, Japan; Singapore; London, England; Houston, Texas; and Stamford, Connecticut. Each office serves our clients headquartered in that office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. We believe that monitoring such information is critical to making informed bids on competitive brokered business.
During 2009, approximately 24% of our net revenues were earned by the vessels in our spot tanker segment, compared to approximately 43% in 2008 and 33% in 2007. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
b) Fixed-Rate Tanker Sub-Segment
The vessels in our fixed-rate tanker segment primarily consist of Aframax and Suezmax tankers that are employed on long-term time-charters. We consider contracts that have an original term of less than three years in duration to be short term. The only difference between the vessels in the spot tanker segment and the fixed-rate tanker segment is the duration of the contracts under which they are employed. Charters of more than three years are not as common as short-term charters and voyage charters for conventional tankers. During 2009, approximately 16% of our net revenues were earned by the vessels in the fixed-rate tanker segment, compared to approximately 11% in 2008 and 10% in 2007. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
Our Fleet
As at December 31, 2009, our fleet (excluding vessels managed for third parties) consisted of 158 vessels, including chartered-in vessels, and newbuildings on order. The following table summarizes our fleet as at December 31, 2009:

	Number of Vessels
	Owned
	Vessels		Chartered-in Vessels		Newbuildings		Total
Shuttle Tanker and FSO Segment
Shuttle Tankers	25	(1)	8	(2)	4		37
FSO Units	5	(3)	—		—		5

Total Shuttle Segment	30		8		4		42

FPSO Segment
Shuttle Tankers	2	(1)	—		—		2
FSO Unit	1	(3)	—		—		1
FPSO Units	5	(4)	—		—		5

Total FPSO Segment	8		—		—		8

Liquefied Gas Segment
LNG Carriers	15	(6)	—		4	(7)	19
LPG Carriers	3		—		3		6

Total Liquefied Gas Segment	18		—		7		25

Spot Tanker Segment
Suezmax Tankers	9	(8)	4		—		13
Aframax Tankers	13	(9)	12		—		25
Large Product Tankers	4	(10)	2		—		6

Total Spot Tanker Segment	26		18		—		44

Fixed-Rate Tanker Segment
Conventional Tankers	32	(5)	7		—		39

Total Fixed-Rate Tanker Segment	32		7		—		39

Total	114		33		11		158

The following footnotes indicate the vessels in the table above that are owned or chartered-in by non-wholly owned subsidiaries of Teekay Corporation or have been or will be offered to Teekay LNG, Teekay Offshore or Teekay Tankers:

(1)	Includes 25 vessels owned by OPCO (including five through 50% controlled subsidiaries) and two vessels owned by Teekay Offshore (including one through a 50% controlled subsidiary).

(2)	All eight vessels chartered-in by OPCO.

(3)	Includes four FSO units owned by OPCO (including one through an 89% subsidiary) and one FSO unit owned by Teekay Offshore.

(4)
Includes four FPSO units owned by Teekay Petrojarl. Teekay is required to offer to sell to Teekay Offshore any of these units that are servicing contracts in excess of three years in length. One FPSO is owned by Teekay Offshore. Certain of our FPSO contracts include the services of shuttle tankers and an FSO unit, and as such, these vessels are included in the FPSO segment.

(5)	Includes eight vessels owned by Teekay LNG, two vessels owned by OPCO, and five vessels owned by Teekay Tankers.

(6)	Includes nine LNG carriers owned by Teekay LNG, a 70% interest in two LNG carriers, and 40% interest in four LNG carriers.

(7)	Includes Teekay’s 33% interest in four LNG newbuildings. Teekay is required to offer to sell these vessels to Teekay LNG.

(8)	Includes one Suezmax tanker that Teekay is required to offer Teekay Tankers.

(9)	Includes six vessels owned by Teekay Offshore, all of which are chartered to Teekay and five vessels owned by Teekay Tankers.

(10)	Includes one product tanker owned by Teekay Tankers.

Our vessels are of Australian, Bahamian, Cayman Islands, Liberian, Marshall Islands, Norwegian, Norwegian International Ship, Russian, and Spanish registry.
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
As of December 31, 2009, we had 11 vessels under construction. Please read Item 5 — Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 18 — Financial Statements: Notes 16(a) and 16(b) — Commitments and Contingencies — Vessels Under Construction and Joint Ventures.
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

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for some of our LNG carriers, loss of revenues resulting from vessel off-hire due to marine casualty. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In addition, more stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.
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
Past political conflicts in that region, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in the region have also been subject to acts of piracy. In addition to tankers, targets of terrorist attacks could include oil pipelines, LNG facilities and offshore oil fields. The escalation of existing, or the outbreak of future, hostilities or other political instability in this region or other regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect our operations and performance. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin or elsewhere as a result of terrorist attacks or otherwise may limit trading activities with those countries, which could also adversely affect our operations and performance.
Customers
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil and LNG consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. One customer, an international oil company, accounted for 16% ($346.6 million) of our consolidated revenues during 2009 (14% or $443.5 million — 2008 and 20% or $472.3 million — 2007). No other customer accounted for more than 10% of our consolidated revenues during 2009, 2008, or 2007. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.
Classification, Audits and Inspections
The hull and machinery of all of our vessels have been “classed” by one of the major classification societies: Det Norske Veritas, Lloyd’s Register of Shipping or American Bureau of Shipping. In addition, the processing facilities of our FPSO units are “classed” by Det Norske Veritias. The classification society certifies that the vessel has been built and maintained in accordance with the rules of that classification society. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (an Intermediate Survey) and the fifth annual inspection being the most comprehensive survey (a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel in addition to a more detailed inspection of hull and machinery. Many of our vessels have qualified with their respective classification societies for drydocking every five years in connection with the Special Survey and are no longer subject to drydocking at Intermediate Surveys. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel hull and to mark the hull to facilitate underwater inspections by divers.
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
Our vessels are also regularly inspected by our seafaring staff which perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year. Upon completion of each inspection, action plans are developed to address any items requiring improvement. All action plans are monitored until they are completed. The objectives of these inspections are to ensure:
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

•	access to capital to grow each of our businesses in offshore, LNG, and conventional tankers.
The following chart provides an overview of our organizational structure as at December 31, 2009. Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as at December 31, 2009.

(1)
The partnership is controlled by its general partner. Teekay Corporation has a 100% beneficial ownership in the general partner. However in certain limited cases, approval of a majority of the common unit holders is required to approve certain actions.

(2)	Proportion of voting power held is 51.6%.

(3)	Including our 100% interest in Teekay Petrojarl.
Teekay Offshore is a Marshall Islands limited partnership formed by us in 2006 as part of our strategy to expand our operations in the offshore oil marine transportation, processing and storage sectors. Teekay Offshore owns 51% of OPCO, including its 0.01% general partner interest. OPCO owns and operates a fleet of 33 of our shuttle tankers (including eight chartered-in vessels), four of our FSO units, and 11 of our conventional Aframax tankers. In addition, Teekay Offshore has direct ownership interests in two of our shuttle tankers, one of our FSO units and one of our FPSO units. All of OPCO’s vessels operate under long-term, fixed-rate contracts. We directly own 49% of OPCO and 40.5% of Teekay Offshore, including its 2% general partner interest. As a result, we effectively own 69.6% of OPCO. Teekay Offshore also has rights to participate in certain FPSO opportunities relating to Teekay Petrojarl. Pursuant to an omnibus agreement we entered into in connection with Teekay Offshore’s initial public offering in 2006, we have also agreed to offer to Teekay Offshore existing FPSO units of Teekay Petrojarl that are servicing contracts in excess of three years in length. Teekay’s ownership in Teekay Offshore reduced to 35.9% as a result of a public offering in March 2010. Please read Item 18 — Financial Statements: Note 24(b) — Subsequent Events.

Teekay LNG is a Marshall Islands limited partnership formed by us in 2005 as part of our strategy to expand our operations in the LNG shipping sector. Teekay LNG provides LNG, LPG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies through its fleet of 15 LNG carriers, six LPG carriers (including three newbuildings), and eight Suezmax tankers. In March 2010, Teekay sold two additional Suezmax tankers and one Handymax product tanker to Teekay LNG, all of which operate under long-term, fixed-rate contracts.
In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to facilitate the growth of our conventional tanker business. As at December 31, 2009 Teekay Tankers owned a fleet of nine of our double-hull Aframax tankers and three double-hull Suezmax tankers, which trade in the spot tanker market and short- or medium-term, fixed-rate time-charter market. Teekay Tanker’s primary objective is to grow through the acquisition of conventional tanker assets from third parties and from us. We have offered to Teekay Tankers the opportunity to purchase up to four Suezmax-class oil tankers, of which two were acquired by Teekay Tankers in April 2008, one in June 2009 and one which was acquired in April 2010. Through a wholly-owned subsidiary, we provide Teekay Tankers with commercial, technical, administrative, and strategic services under a long-term management agreement. In exchange, Teekay Tankers has agreed to pay us both a market-based fee and a performance fee under certain circumstances to motivate us to increase Teekay Tankers’ cash available for distribution to its stockholders. In April 2010, Teekay Tankers completed a follow-on public offering of 7.7 million common shares at a price of $12.25 per share. Teekay Tankers used the net offering proceeds and borrowings under a revolving credit facility for the balance to acquire from us two Suezmax tankers and one Aframax tanker for aggregate consideration of approximately $168.7 million.
Teekay has entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when Teekay, Teekay LNG, and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. In addition, Teekay Tankers has agreed that we may pursue business opportunities attractive to both parties.
C. Regulations
General
Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.
International Maritime Organization (or IMO)
The IMO is the United Nations’ agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double hulled.
Many countries, but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC). Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil (e.g. crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the ISM Code, the International Convention on Load Lines of 1966, and, specifically with respect to LNG and LPG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the IGC Code). The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning (DP) systems, which would apply to shuttle tankers and DP-assisted FSO units and FPSO units. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.
SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS, the IGC Code for LNG and LPG carriers, and the specific requirements for shuttle tankers, FSO units and FPSO units under the NPD (Norway) and HSE (United Kingdom) regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.

LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG and LPG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and LPG carriers is currently IGC Code certified, and each of the shipbuilding contracts for our LNG newbuildings, and for the LPG newbuildings that we have agreed to acquire from Skaugen and Teekay Corporation, requires ICG Code compliance prior to delivery.
Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (or Annex VI) became effective on May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI came into force in the United States on January 8, 2009. We operate our vessels in compliance with Annex VI.
In addition, the IMO has proposed that all tankers of the size we operate that are built starting in 2012 contain ballast water treatment systems, and that all other such tankers install treatment systems by 2016. When this regulation becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.
European Union (or EU)
Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled.
The EU has also adopted legislation that: bans manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities after July 2003) from European waters; creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The EU is also considering the adoption of criminal sanctions for certain pollution events, including improper cleaning of tanks.
The EU Directive 33/2005 (or the Directive) came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulphur content below 0.1% while berthed or anchored in an EU port. Currently, the only grade of fuel meeting this low sulphur content requirement is low sulphur marine gas oil (or LSMGO). Certain modifications are necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). The cost of such modifications will increase the capital expenditures of the relevant vessels in our fleet, which we estimate will total approximately $17.6 million. In addition, LSMGO is more expensive than HFO and this will impact the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. Given that the manufacturers of the equipment necessary to modify the vessels have not been able to supply parts and modification kits, the EU has issued a recommendation that member states adopt a phase in period for the first eight months of 2010 for vessel owners that have demonstrated actions to comply with the Directive. However, certain EU countries, including Sweden and Italy, are required under their national laws to either ban or impose fines on non-compliant vessels. We expect all vessels in our fleet trading to the EU will become compliant within the first eight months of 2010.
North Sea
Our shuttle tankers primarily operate in the North Sea. In addition to the regulations imposed by the IMO and EU, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations in those areas, including HSE in the United Kingdom and NPD in Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on the shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea. In Brazil, Petrobras serves in a regulatory capacity, and has adopted standards similar to those in the North Sea.
In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions (or VOC equipment) on most shuttle tankers serving the Norwegian continental shelf. Oil companies bear the cost to install and operate the VOC equipment onboard the shuttle tankers.
United States
The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products and LNG and LPG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG or LPG carriers and other vessels might fall within its scope.
Under OPA 90, vessel owners, operators and bareboat charters are “responsible parties” and are jointly, severally and strictly liable (unless the oil spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:
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
OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations. We currently maintain for each of our vessel’s pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.
Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our existing tankers are double-hulled.
OPA 90 also requires owners and operators of vessels to establish and maintain with the United States Coast Guard (or Coast Guard) evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to approval by the Coast Guard. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade into the United States in the future, we expect to provide guaranties through self-insurance or obtain guaranties from third-party insurers.
OPA 90 and CERCLA permit individual U. S. states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states, such as California, Washington and Alaska require state-specific evidence of financial responsibility and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.
Owners or operators of tankers operating in U.S. waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:
•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;
•	describe crew training and drills; and
•	identify a qualified individual with full authority to implement removal actions.
We have filed vessel response plans with the Coast Guard and have received its approval of such plans. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.
OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize the transportation of LNG or LPG aboard a vessel as an ultra-hazardous activity under a doctrine that would impose strict liability for damages resulting from that activity. The application of this doctrine varies by jurisdiction.
The United States Clean Water Act also prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above.
Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of best management practices, reporting, inspections and other requirements. The Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. We believe that the EPA may add requirements related to ballast water treatment technology to the Vessel General Permit requirements between 2012 and 2016 to correspond with the IMO’s adoption of similar requirements as discussed above.
Since 2009, several environmental groups and industry associations have filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. These cases have not yet been resolved.

Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification by the Coast Guard of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA.
D. Taxation of the Company
The following discussion is a summary of the principal tax laws applicable to us. The following discussion of tax matters, as well as the conclusions regarding certain issues of tax law that are reflected in such discussion, are based on current law. No assurance can be given that changes in or interpretation of existing laws will not occur or will not be retroactive or that anticipated future factual matters and circumstances will in fact occur. Our views have no binding effect or official status of any kind, and no assurance can be given that the conclusions discussed below would be sustained if challenged by taxing authorities.
United States Taxation
The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations.
Taxation of Operating Income. A significant portion of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time-charter or bareboat charter income.
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
We have made special U.S. tax elections to treat as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes some of our vessel-owning or vessel-operating subsidiaries that are potentially engaged in activities which could give rise to U.S. Source International Transportation Income. Other subsidiaries that are engaged in activities which could give rise to U.S. Source International Transportation Income rely on our ability to claim exemption under Section 883 of the Code (or the Section 883 Exemption).
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
A non-U.S. corporation will qualify for the Section 883 Exemption if it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption), it satisfies one of three ownership tests (or the Ownership Test) described in the Final Section 883 Regulations and it meets certain substantiation, reporting and other requirements.
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
Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35.0%). In addition, if we earn income that is treated as Effectively Connected Income, a 30.0% branch profits tax imposed under Section 884 of the Code generally would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.
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
The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2009, we estimate the U.S. federal income tax on such U.S. Source International Transportation Income would have been approximately $6 million. In addition, we estimate that our subsidiaries unable to claim the Section 883 Exemption will be subject to less than $500,000 in the aggregate of U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income. The amount of such tax for which we or our subsidiaries may be liable for in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
Marshall Islands Taxation
We believe that neither we nor our subsidiaries will be subject to taxation under the laws of the Marshall Islands, or that distributions by our subsidiaries to us will be subject to any taxes under the laws of the Marshall Islands.
Other Taxation
We and our subsidiaries are subject to taxation in certain non- U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner that minimizes taxes imposed upon us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read Item 18 — Financial Statements: Note 21 — Income Taxes.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Teekay Corporation (Teekay or the Company) is a leading provider of international crude oil and gas marine transportation services and also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included the expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary Teekay Offshore Partners L.P. (Teekay Offshore) and through Teekay Petrojarl AS (Teekay Petrojarl), and expansion of our conventional tanker business through our publicly-listed subsidiary Teekay Tankers Ltd. (Teekay Tankers). With a fleet of over 150 vessels, offices in 16 countries and approximately 6,300 seagoing and shore-based employees, Teekay provides comprehensive marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Our goal is to create the industry’s leading asset management company focused on the Marine Midstream space.

SIGNIFICANT DEVELOPMENTS IN 2009 AND EARLY 2010
Public Offering of $450 Million Senior Unsecured Notes
In January 2010, we completed a public offering of $450 million senior unsecured notes due 2020, which bear interest at a rate of 8.5% per year. We used a portion of the offering proceeds to repurchase the majority of our outstanding 8.875% senior notes due 2011, and the remainder to repay amounts outstanding under a term loan and a portion of outstanding debt under one of our revolving credit facilities. Please read Item 18 — Financial Statements: Note 24(a) — Subsequent Events.
Sale of Vessels to Teekay LNG
During August 2009, Teekay LNG completed the purchase of 99% of our 70% interest in two 155,000 cubic meter newbuilding LNG carriers (or the Tangguh LNG Carriers) for approximately $70 million. The Tangguh LNG Carriers, which commenced operations in November 2008 and January 2009, provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia. The vessels have been chartered at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner owns the remaining 30% interest in these vessels.
During March 2010, Teekay LNG acquired from us two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit, and one 2007-built Handymax product tanker, the Alexander Spirit, for a total purchase price of $160 million. Teekay LNG financed the purchase by assumption of $126 million of existing debt related to two of the vessels and drew on one of its revolving credit facilities for the remainder. The Bermuda Spirit and the Hamilton Spirit are currently serving under 12-year fixed-rate contracts to Centrofin, an international owner of 28 vessels, and the Alexander Spirit is currently employed on a 10-year fixed-rate contract to Caltex Australia Petroleum Pty Ltd.
Public Offerings by Teekay LNG Partners L.P.
During March 2009, Teekay LNG completed a public offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of $71.8 million (including the general partner’s $1.4 million proportionate capital contribution). As result of the offering, our ownership of Teekay LNG was reduced from 57.7% to 53.1% (including our 2% general partner interest). The total net proceeds from the offering of approximately $68.5 million were used to prepay amounts outstanding on two of Teekay LNG’s revolving credit facilities.
During November 2009, Teekay LNG completed a public offering of 3.5 million common units at a price of $24.40 per unit, for gross proceeds of $87.1 million (including the general partner’s $1.7 million proportionate capital contribution). The underwriters partially exercised their over-allotment option and purchased an additional 450,600 million common units for an additional $11.2 million in gross proceeds (including the general partner’s $0.3 million proportionate capital contribution). The total net proceeds from the offering were used to reduce amounts outstanding under one or more of Teekay LNG’s revolving credit facilities. As a result of the offering including the underwriters’ exercise of the over-allotment option, our ownership of Teekay LNG was reduced from 53.1% to 49.2% (including our 2% general partner interest). We maintained control of Teekay LNG by virtue of our control of the general partner and continue to consolidate this subsidiary.
Public Offerings by and Sale of Vessels to Teekay Tankers Ltd.
During June 2009, Teekay Tankers completed a public offering of 7.0 million shares of Class A Common Stock at a price of $9.80 per share, for gross proceeds of $68.6 million. Teekay Tankers used the total net offering proceeds of approximately $65.6 million to acquire a 2003-built Suezmax tanker from Teekay for $57.0 million and to repay a portion of its outstanding debt under its revolving credit facility. As a result of the offering, our ownership of Teekay Tankers was reduced from 54.0% to 42.2%. We maintained voting control of Teekay Tankers and continue to consolidate this subsidiary.
During April 2010, Teekay Tankers completed a public offering of 7.7 million common shares at a price of $12.25 per share, for gross proceeds of $94.3 million. The underwriters partially exercised their overallotment option and purchased an additional 1,079,500 common shares, for an additional gross proceeds of $13.2 million. In connection with an existing agreement, Teekay agreed to offer to Teekay Tankers by June 18, 2010 the opportunity to purchase an additional Suezmax-class oil tanker at fair market value. The total net proceeds from the offering were used to acquire from Teekay this additional Suezmax tanker, the Yamuna Spirit, in addition to two other vessels: a Suezmax tanker, the Kaveri Spirit, and an Aframax tanker, the Helga Spirit for a total purchase price of $168.7 million. As part of the purchase price for these vessels, Teekay Tankers issued to us 2.6 million of unregistered common shares valued on a per-share basis at the public offering price of $12.25. As a result of the offering, including the underwriters’ exercise of the over-allotment option, we own 37.1 % in Teekay Tankers.
Public Offerings by Teekay Offshore Partners L.P.
During August 2009, Teekay Offshore completed a public offering of 7.475 million common units (including 975,000 units issued upon the exercise in full of the underwriter’s overallotment option) at a price of $14.32 per unit for net proceeds of $104.3 million. In connection with the public offering, we contributed $2.2 million to Teekay Offshore to maintain our 2% general partner interest. The total net proceeds from the offering were used to reduce amounts outstanding under one of Teekay Offshore’s revolving credit facilities. As a result of the above transactions, our ownership of Teekay Offshore was reduced from 50.0% to 40.5% (including our 2% general partner interest).
During March 2010, Teekay Offshore completed a public offering of 4.4 million common units at a price of $19.48 per unit, for gross proceeds of $87.5 million (including the general partner’s $1.7 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 660,000 units on March 22, 2010, providing additional gross proceeds of $13.1 million (including the general partner’s $0.3 million proportionate capital contribution). Teekay Offshore used the total net proceeds from the offering to repay the vendor financing of $60.0 million for the acquisition from us of the FPSO unit, the Petrojarl Varg (as discussed below) and to finance a portion of the April 2010 acquisition of the FSO unit, the Falcon Spirit, from us for $45.0 million. As a result of the above transactions, our ownership of Teekay Offshore was reduced from 40.5% to 35.9% (including our 2% general partner interest). We maintained control of Teekay Offshore by virtue of our control of the general partner and continue to consolidate this subsidiary.

Sale of FPSO Unit to Teekay Offshore
On September 10, 2009, Teekay Offshore acquired the Petrojarl Varg floating production, storage and offtake (or FPSO) unit from us for a purchase price of $320 million. We provided vendor financing in the amount of $220 million with the remainder financed by Teekay Offshore from its existing debt facilities. A new $260 million revolving credit facility, secured by the Petrojarl Varg FPSO unit, was arranged and completed in November 2009. A portion of the new facility was drawn to repay $160 million of the $220 million vendor financing provided by us at the time of the Petrojarl Varg acquisition.
The fixed-rate contract with Petrojarl Varg FPSO unit operates under a fixed-rate contract, which was recently extended for four years with Talisman Energy on the Varg oil field in the North Sea, where the FPSO has been operating for over ten years. Talisman Energy also has options to extend the new contract for up to an additional nine years. The contract is comprised of a daily base time-charter rate plus an incentive component based on the operational performance of the FPSO, a tariff component based on the volume of oil produced and an annual adjustment for cost escalations. There is potential for additional upside from the tariff component if, as expected, nearby oil fields become operational and are tied into the Petrojarl Varg.
Long-term Charter to Caltex Australia Petroleum Pty Ltd.
In September 2009, we purchased a 2007-built, 40,000 deadweight tonne product tanker for approximately $35 million. The vessel, renamed the Alexander Spirit, commenced a 10-year, fixed-rate time charter to Caltex Australia Petroleum Pty Ltd. on September 3, 2009. As discussed above, we sold the Alexander Spirit to Teekay LNG in March 2010.
Foinaven FPSO Contract Amendment
In March 2010, we signed an agreement with the Foinaven operator and Foinaven co-venturers to amend the operating contract for our Foinaven FPSO unit, which also includes transportation services provided by two shuttle tankers. The amended contract provides a commercial agreement which secures the provision of operating services for the Foinaven field until at least 2021 and includes operating performance incentives which increase the revenue generated by the Foinaven FPSO unit.
The amended contract, which applied from January 1, 2010, is comprised of the following components: a daily rate, part of which is earned based on agreed operating performance incentives (adjusted annually based on industry indices); a production tariff based on the volume of oil produced; and a supplemental tariff based on both the volume of oil produced and the annual average Brent Crude Oil price. As a result, the Foinaven FPSO unit is expected to generate incremental operating cash flow and net income of approximately $30 million to $40 million per annum over the anticipated life of the contract period.
Under the amended contract, we will also receive payments of approximately $60 million, relating to the Foinaven FPSO unit’s operations in previous years. The first installment of approximately $30 million is payable by the end of April 2010 and the balance is expected to be payable in the third quarter of 2010. We expect to recognize approximately $30 million in revenue in the first quarter of 2010 in conjunction with the signing of the amended agreement, and we expect the second $30 million will be recognized in the second quarter of 2010 upon the completion of certain conditions.
OTHER SIGNIFICANT PROJECTS
Angola LNG Project
We have a 33% interest in a consortium that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Final award of the charter contract was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., have 34% and 33% interests in the consortium, respectively. In accordance with existing agreements, we are required to offer to Teekay LNG our 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. Please read Item 1 — Financial Statements: Note 16(b) — Commitments and Contingencies — Joint Ventures.
IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Revenues. Revenues primarily include revenues from voyage charters, pool arrangements, time-charters accounted for under operating and direct financing leases, contracts of affreightment and FPSO service contracts. Revenues are affected by hire rates and the number of days a vessel operates and the daily production volume on FPSO units. Revenues are also affected by the mix of business between time-charters, voyage charters, contracts of affreightment and vessels operating in pool arrangements. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.
Forward Freight Agreements. We are exposed to freight rate risk for vessels in our spot tanker segment from changes in spot tanker market rates for vessels. In certain cases, we use forward freight agreements (or FFAs) to manage this risk. FFAs involve contracts to provide a fixed number of theoretical voyages at fixed rates, thus hedging a portion of our exposure to the spot-charter market. These agreements are recorded as assets or liabilities and measured at fair value. The Company has not designated these contracts as cash flow hedges for accounting purposes. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of income (loss).
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
Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze our income from vessel operations for each segment, which represents the income we receive from the segment after deducting operating expenses, but prior to the deduction of interest expense, realized and unrealized gains (losses) on non-designated derivative instruments, income taxes, foreign currency and other income and losses.
Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG and LPG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey over the estimated useful life of the drydock. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and annual class survey costs for our FPSO units. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation and Amortization. Our depreciation and amortization expense typically consists of:
•	charges related to the depreciation and amortization of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;
•	charges related to the amortization of drydocking expenditures over the useful life of the drydock; and
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
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. This affects the amount of dividends, if any, we pay on our common stock from period to period.

•
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended December 31 and March 31.

•
The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
Our vessel operating expenses are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to growth in the world fleet. This shortage resulted in significant crew wage increases during 2007, 2008, and to a lesser degree in 2009. We expect the trend of significant crew compensation increases to abate in the short term. However, this could change if market conditions adjust. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. We have taken various measures throughout 2009 in an effort to reduce costs, improve operational efficiencies, and mitigate the impact of inflation and price increases and will continue this effort during 2010.

•
Our net income is affected by fluctuations in the fair value of our derivatives. Our interest rate swaps and some of our foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of income (loss) as unrealized gains or losses on non-designated derivatives. The changes in fair value do not affect our cash flows or liquidity.

•
The amount and timing of drydockings of our vessels can affect our revenues between periods. Our vessels are offhire at various points of time due to scheduled and unscheduled maintenance. During the years ended December 31, 2009 and 2008, we incurred 650 and 840 off-hire days relating to drydocking, respectively. The financial impact from these periods of offhire, if material, is explained in further detail below in “—Results of Operations”. Twenty-six vessels are scheduled for drydocking in 2010.

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
We manage our business and analyze and report our results of operations on the basis of four segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided this operating segment into the fixed-rate tanker segment and the spot tanker segment. Please read Item 18 — Financial Statements: Note 2 — Segment Reporting.
Year Ended December 31, 2009 versus Year Ended December 31, 2008
Shuttle Tanker and FSO Segment
Our shuttle tanker and FSO segment (which includes our Teekay Navion Shuttle Tankers and Offshore business unit) includes our shuttle tankers and FSO units. The shuttle tanker and FSO segment had four shuttle tankers under construction as at December 31, 2009. Please read Item 18 — Financial Statements: Note 16 — Commitments and Contingencies. We use these vessels to provide transportation and storage services to oil companies operating offshore oil field installations. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time. Spot rates during 2009 have experienced significant declines compared to 2008 as a result of the contraction in the global economy.
The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	583,320	705,461	(17.3)
Voyage expenses	86,499	171,599	(49.6)

Net revenues	496,821	533,862	(6.9)
Vessel operating expenses	170,312	173,067	(1.6)
Time-charter hire expense	113,786	134,100	(15.1)
Depreciation and amortization	122,630	117,198	4.6
General and administrative (1)	54,074	56,831	(4.9)
Loss (gain) on sale of vessels and equipment, net of write-downs	1,902	(3,771)	(150.4)
Restructuring charge	7,032	10,645	(33.9)

Income from vessel operations	27,085	45,792	(40.9)

Calendar-Ship-Days
Owned Vessels	10,950	10,463	4.7
Chartered-in Vessels	2,727	3,765	(27.6)

Total	13,677	14,228	(3.9)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative.

The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in) decreased during 2009 compared to 2008. This was primarily the due to a decline in the number of chartered-in shuttle tankers.
Net Revenues. Net revenues decreased to $496.8 million for 2009, from $533.9 million for 2008, primarily due to:
•
a decrease of $54.9 million due to fewer revenue days from shuttle tankers servicing contracts of affreightment and from trading in the conventional spot market, and lower spot rates achieved in the conventional spot market, compared the same period last year;

•	a decrease from our FSO units of $2.9 million primarily due to unfavorable exchange rates compared to the prior period;

•	a decrease of $2.5 million from the Navion Saga being offhire for 43 days in 2009 due to a scheduled drydock;
•	a decrease of $1.8 million due to a decrease in the recovery of certain Norwegian environmental taxes from our customers; and
•	a decrease of $1.5 million due to declining oil production at mature oil fields in the North Sea that are serviced by certain shuttle tankers on contracts of affreightment;
partially offset by
•	an increase of $14.1 million for 2009 due to rate increases on certain contracts of affreightment, partially offset by rate decreases in certain time-charter and bareboat contracts;
•	an increase of $5.3 million due to reduced non-reimbursable bunker costs resulting primarily from decreased voyage days, as compared to the same period last year;
•
an increase of $3.5 million due to a decrease in the number of offhire days resulting from scheduled drydockings primarily in the time-chartered fleet, and unexpected repairs compared to the same periods last year; and

•	an increase of $3.5 million due to reduced customer performance claims paid in 2009 under the terms of charter party agreements compared to 2008.
Vessel Operating Expenses. Vessel operating expenses decreased to $170.3 million for 2009, from $173.1 million for 2008, primarily due to:
•	a decrease of $2.9 million in repairs and maintenance costs performed for certain vessels in 2009 as compared to last year;
•	a decrease of $1.1 million primarily due to a reduction in projects during 2009 as compared to last year;
•	a decrease of $0.8 million in crew and manning costs as compared to last year, resulting primarily from cost savings initiatives that began in 2009; and
•	a decrease of $0.6 million in FSO unit operating expenses of primarily due to the offhire of one vessel in the third quarter of 2009;
partially offset by
•	an increase of $3.6 million due to an increase in the number of vessels drydocked, and the consumption and use of consumables, lube oil, and freight during 2009.
Time-Charter Hire Expense. Time-charter hire expense decreased to $113.8 million for 2009, from $134.1 million for 2008, primarily due to a decrease in the number of chartered-in vessels.
Depreciation and Amortization. Depreciation and amortization expense increased to $122.6 million for 2009, from $117.2 million for 2008, primarily due to higher amortization expense relating to capitalized drydock and vessel upgrade costs for certain of our shuttle tankers, partially offset by lower amortization on our FSO units.
(Loss) Gain on Sale of Vessels and Equipment — Net of Write-downs. Loss on sale of vessels and equipment for 2009 of $1.9 million was primarily due to a write-down of certain offshore vessel equipment.
Restructuring Charges. During the year ended December 31, 2009, we incurred restructuring charges of $7.0 million relating to costs incurred for the reflagging of certain vessels, the closure of one of our offices in Norway, and global staffing changes.
FPSO Segment
Our FPSO segment (which includes our Teekay Petrojarl business unit) includes our FPSO units and other vessels used to service our FPSO contracts. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts, contracts of affreightment or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our offshore oil platforms, which generally reduces oil production.

The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	390,576	383,752	1.8
Vessel operating expenses	197,480	216,998	(9.0)
Depreciation and amortization	102,316	91,734	11.5
General and administrative (1)	37,652	50,918	(26.1)
Goodwill impairment charge	—	334,165	(100.0)
Loss on sale of vessels and equipment, net of write-downs	—	12,019	(100.0)

Income (loss) from vessel operations	53,128	(322,082)	(116.5)

Calendar-Ship-Days
Owned Vessels	3,101	3,205	(3.2)

Total	3,101	3,205	(3.2)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative.

The average fleet size of our FPSO segment (including vessels chartered-in) decreased during 2009 compared to 2008. This was the result of one shuttle tanker that was converted to an FSO unit and transferred to the shuttle tanker and FSO segment in the fourth quarter of 2009.
Revenues. Revenues increased to $390.6 million for 2009, from $383.8 million for 2008, primarily due to:
•
an increase of $5.7 million, primarily from the delivery of a new FPSO unit in February 2008 (or the FPSO Delivery) and the Petrojarl Varg FPSO unit commencing a new four-year fixed-rate contract extension with Talisman Energy beginning in the third quarter of 2009, partially offset by lower revenues in other FPSO units due to lower oil production compared to the prior periods and the conversion of a shuttle tanker to an FSO unit; and

•
an increase of $1.1 million, from the amortization of contract value liabilities relating to FPSO service contracts (as discussed below), which was recognized on the date of the acquisition by us of a controlling interest in Teekay Petrojarl.

As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts that had terms that were less favorable than prevailing market terms at the time of acquisition. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for 2009 was $67.7 million (2008 — $66.6 million). Please read Item 18 — Financial Statements: Note 6 — Goodwill, Intangible Assets and In-Process Revenue Contracts.

Vessel Operating Expenses. Vessel operating expenses decreased to $197.5 million for 2009, from $217.0 million for 2008, primarily due to:
•	a decrease of $18.2 million from decreases in service costs due to the timing of certain projects, cost saving initiatives, and the strengthening of the U.S. Dollar against the Norwegian Kroner; and
•	a decrease of $1.3 million from lower insurance charges.
Depreciation and Amortization. Depreciation and amortization expense increased to $102.3 million for 2009, from $91.7 million for 2008, primarily due to:
•	an increase of $5.6 million from the finalization of preliminary estimates of fair value assigned to certain assets included in our acquisition of Teekay Petrojarl; and
•	an increase of $5.0 million from the FPSO Delivery.
Loss on Sale of Vessels and Equipment — Net of Write-downs. Loss on sale of vessels and equipment — net of write-downs for 2009 was nil compared to the $12.0 million impairment write-down of a 1986-built shuttle tanker in the prior year.
Goodwill Impairment Charge. There was no goodwill impairment charge in 2009. In the prior year, management concluded that the carrying value exceeded the fair value of goodwill by $334.2 million in the FPSO segment as of December 31, 2008, and as a result this amount was recognized as an impairment loss in our consolidated statements of income (loss). Please read Item 18 — Financial Statements: Note 6 — Goodwill, Intangible Assets and In-Process Revenue Contracts.
Liquefied Gas Segment
Our liquefied gas segment (which includes our Teekay Gas Services business unit) consists of LNG and LPG carriers subject to long-term, fixed-rate time-charter contracts. We accepted delivery of two new LNG carriers between November 2008 and March 2009, and two new LPG carriers between April 2009 and November 2009. At December 31, 2009, we had one LPG carrier under construction and scheduled for delivery in June 2010. In addition, we have four LNG carriers under construction that are scheduled for delivery between August 2011 and January 2012, and two multi-gas carriers under construction are both scheduled for delivery in 2011. Upon delivery, all of these vessels will commence operation under long-term, fixed-rate time-charters. Please read Item 18 — Financial Statements: Note 16(a) — Commitments and Contingencies — Vessels Under Construction and Note 16(b) - Commitments and Contingencies — Joint Ventures.
The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	246,472	221,930	11.1
Voyage expenses	1,018	1,009	0.9

Net revenues	245,454	220,921	11.1
Vessel operating expenses	49,466	48,185	2.7
Depreciation and amortization	59,868	58,371	2.6
General and administrative (1)	21,245	23,072	(7.9)
Restructuring charge	4,177	634	558.8

Income from vessel operations	110,698	90,659	22.1

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	4,637	3,701	25.3

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative.

The increase in the average fleet size of our liquefied gas segment from 2008 to 2009 was primarily due to the delivery of two new LNG carriers in November 2008 and March 2009, respectively (collectively the Tangguh LNG Deliveries) and the delivery of two new LPG carriers in April 2009 and November 2009 respectively (collectively the LPG Deliveries).
Net Revenues. Net revenues increased to $245.4 million for 2009, from $220.9 million for 2008, primarily due to:
•	an increase of $35.6 million due to the commencement of the time-charters from the Tangguh LNG Deliveries and the LPG Deliveries;
•	an increase of $3.0 million due to the Catalunya Spirit being off-hire for 34.3 days during 2008 for repairs; and
•	an increase of $1.0 million due to the Polar Spirit being off-hire for 18.5 days during 2008 for a scheduled drydock;

partially offset by
•	a decrease of $6.9 million due to lower net revenues from the Arctic Spirit as a result of a decrease in the time-charter rate;
•	a decrease of $3.8 million due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same period last year;
•	a decrease of $2.1 million due to the Madrid Spirit being off-hire for 25.2 days during the third quarter of 2009 for a scheduled drydock; and
•	a decrease of $1.8 million due to the Galicia Spirit being off-hire for 27.6 days during the third quarter of 2009 for a scheduled drydock.
Vessel Operating Expenses. Vessel operating expenses increased to $49.5 million for 2009, from $48.2 million for 2008, primarily due to:
•	an increase of $6.0 million from the Tangguh LNG Deliveries;
partially offset by
•	a decrease of $4.1 million relating to lower crew manning, insurance, and repairs and maintenance costs; and
•
a decrease of $0.8 million due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar compared to the same periods last year (a portion of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments).

Depreciation and Amortization. Depreciation and amortization increased to $59.9 million in 2009, from $58.4 million in 2008, primarily due to:
•	an increase of $1.1 million from the delivery of the Tangguh Sago in March 2009 prior to the commencement of the time-charter contract in May 2009 accounted for as a direct financing lease;
•	an increase of $1.0 million from the LPG Deliveries;
•	an increase of $0.2 million due to the amortization of costs associated with vessel cost expenditures during 2008; and
•	an increase of $0.2 million relating to the amortization of drydock expenditures incurred during 2009;
partially offset by
•	a decrease of $1.3 million due to revised depreciation estimates for certain of our vessels.
Restructuring Charges. During 2009, we incurred restructuring charges of $4.2 million relating to costs incurred for global staffing and office changes.
Conventional Tankers Segment
a) Fixed-Rate Tanker Segment
Our fixed-rate tanker segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), includes conventional crude oil and product tankers on long-term, fixed-rate time charters.
The following table presents our fixed-rate tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	297,385	265,849	11.9
Voyage expenses	5,505	5,010	9.9

Net revenues	291,880	260,839	11.9
Vessel operating expenses	80,285	68,065	18.0
Time-charter hire expense	44,026	43,048	2.3
Depreciation and amortization	59,610	44,578	33.7
General and administrative (1)	27,949	20,740	34.8
Loss on sale of vessels and equipment, net of write-downs	14,044	14,149	—
Restructuring charge	1,044	1,991	(47.6)

Income from vessel operations	64,922	68,268	(4.9)

Calendar-Ship-Days
Owned Vessels	9,143	6,824	34.0
Chartered-in Vessels	2,068	2,363	(12.5)

Total	11,211	9,187	22.0

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative.

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased in 2009 compared to 2008. This increase was primarily the result of:
•	the delivery of two new Aframax tankers during January and March 2008 (collectively, the Aframax Deliveries);
•	the transfer of two product tankers from the spot tanker segment in April 2008 upon commencement of long-term time-charters (the Product Tanker Transfers);
•	the delivery of two new Suezmax tankers in June 2009 (collectively, the Suezmax Deliveries);
•	the transfer of one Suezmax tanker from the spot tanker segment in November 2009 (the Suezmax Transfer);
•	the purchase of a product tanker which commenced a 10-year fixed-rate time charter to Caltex Australia Petroleum Pty Ltd. during September 2009; and
•	the transfer of six Aframax tankers, on a net basis, from the spot tanker segment in 2008 and 2009 upon commencement of long-term time-charters (the Aframax Transfers).
The Aframax Transfers consist of the transfer of six owned vessels and one chartered-in vessel from the spot tanker segment, and the transfer of one chartered-in vessel to the spot tanker segment. The effect of the transaction is to increase the fixed tanker segment’s net revenues, time-charter expenses, vessel operating expenses, and depreciation and amortization expenses.
Net Revenues. Net revenues increased to $291.9 million for 2009, from $260.8 million for 2008, primarily due to:
•	an increase of $31.3 million from the Aframax Transfers;
•	an increase of $12.8 million from the Suezmax Deliveries;
•	an increase of $4.1 million from the purchase of the new product tanker;
•	an increase of $2.8 million from the Product Tanker Transfers;
•	an increase of $1.9 million from the Suezmax Transfer;
•	an increase of $1.4 million from the Aframax Deliveries; and
•	an increase of $1.0 million as two of our Suezmax tankers were off-hire for 48 days for scheduled drydockings during 2008;
partially offset by
•
a decrease of $16.2 million from decreased revenues earned by the Teide Spirit and the Toledo Spirit (the time charters for both these vessels provide for additional revenues to us beyond the fixed hire rate when spot tanker market rates exceed threshold amounts; the time-charter for the Toledo Spirit also provides for a reduction in revenues to us when spot tanker market rates are below threshold amounts); and

•
a decrease of $6.3 million due to interest-rate adjustments to the daily charter rates under the time-charter contracts for five Suezmax tankers (however, under the terms of the capital lease for these vessels, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net (loss) income).

Vessel Operating Expenses. Vessel operating expenses increased to $80.3 million for 2009, from $68.1 million for 2008, primarily due to:
•	an increase of $9.6 million from the Aframax Transfers;
•	an increase of $2.5 million from the Suezmax Deliveries;
•	an increase of $2.3 million from the purchase of the new product tanker;
•	an increase of $1.4 million from the Product Tanker Transfers; and
•	an increase of $0.7 million from the Suezmax Transfer;
partially offset by
•	a decrease of $2.2 million due to the sale of a product tanker in the fourth quarter of 2009;
•	a decrease of $0.9 million due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar compared to the same period last year; and
•	a decrease of $0.2 million relating to lower crew manning, insurance, and repairs and maintenance costs.

Time-Charter Hire Expense. Time-charter hire expense increased to $44.0 million for 2009, compared to $43.0 million for 2008, primarily due to an increase in the average time-charter hire rates, partially offset by a decrease in the number of in-chartered Aframax vessel days.
Depreciation and Amortization. Depreciation and amortization expense increased to $59.6 million for 2009, from $44.6 million for 2008, primarily due to the Aframax Transfers, Suezmax Deliveries, Product Tanker Transfers, and an increase in capitalized drydocking expenditures being amortized.
Loss on Sale of Vessels and Equipment — Net of Write-downs. Loss on sale of vessels and equipment for 2009, primarily relates to an impairment write-down taken on one of our older fixed-rate vessels which was sold in the fourth quarter of 2009 and a write-down of intangible assets.
Restructuring Charges. During 2009, we incurred restructuring charges of $1.0 million relating to costs incurred for global staffing changes.
b) Spot Tanker Segment
Our spot tanker segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker segment. We accepted delivery of five new Suezmax tankers in 2009, which are included in our spot tanker segment.
Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income (loss). Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
The following table presents our spot tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	654,296	1,652,451	(60.4)
Voyage expenses	201,069	580,770	(65.4)

Net revenues	453,227	1,071,681	(57.7)
Vessel operating expenses	104,574	133,633	(21.7)
Time-charter hire expense	271,509	434,941	(37.6)
Depreciation and amortization	92,752	106,921	(13.3)
General and administrative (1)	71,563	89,009	(19.6)
Gain on sale of vessels and equipment, net of write-downs	(3,317)	(72,664)	(95.4)
Restructuring charge	2,191	2,359	(7.1)

(Loss) income from vessel operations	(86,045)	377,482	(122.8)

Calendar-Ship-Days
Owned Vessels	11,802	13,623	(13.4)
Chartered-in Vessels	10,334	17,647	(41.4)

Total	22,136	31,270	(29.2)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative.

The number of calendar days for our spot tanker fleet decreased from 31,270 in 2008 to 22,136 in 2009, primarily due to:
•	the transfer of two product tankers in April 2008 to the fixed tanker segment (or the Spot Product Tanker Transfers);
•	the transfer of four Aframax tankers in November 2008 and two Aframax tankers in September 2009 to the fixed tanker segment (or the Spot Aframax Tanker Transfers);
•	the sale of seven product tankers between March 2008 and May 2009 (or the Spot Product Tanker Sales);
•	the sale of one Suezmax tanker in November 2008 (or the Suezmax Tanker Sale) and one Aframax tanker in November 2009;
•
a net decrease in the number of chartered-in vessels, primarily from the sale of our 50% interest in the Swift Product Tanker Pool in November 2008, which included our interest in ten in-chartered intermediate product tankers; and

•	the transfer of one Suezmax tanker in November 2009 to the fixed tanker segment;

partially offset by
•	the delivery of seven new Suezmax tankers between May 2008 and December 2009 (or the Suezmax Deliveries); and
•	the delivery of one large product tanker in October 2008.
In addition, during February 2009, we sold and leased back one older Aframax tanker. This had the effect of decreasing the number of calendar days for our owned vessels and increasing the number of calendar-ship-days for our chartered-in vessels.
Tanker Market and TCE Rates
During the latter part of the fourth quarter of 2009, spot tanker rates recovered from the multi-year low rates of the previous quarter as a result of increased global oil demand, rising supply from both Organization of the Petroleum Exporting Nations (or OPEC) and non-OPEC sources, seasonal factors such as weather related vessel delays and an increase in floating storage volumes. Spot tanker rates remained strong during the first few weeks of 2010 largely due to severe winter weather conditions in the Northern Hemisphere which led to an increase in oil demand and caused weather-related delays. Subsequently, spot tanker rates have softened in late January and early February 2010 due to easing seasonal factors and an increase in available fleet capacity as a result of a reduction in global floating storage volumes.
In an update to its World Economic Outlook released in January 2010, the International Monetary Fund (or IMF) raised its global gross domestic product (or GDP) growth forecast for 2010 to 3.9% from 3.1%. The upward adjustment is a result of indications of a stronger and faster recovery of the global economy than was previously anticipated. The International Energy Agency (or IEA) has forecast that global oil demand in 2010 will average 86.5 million barrels per day (mb/d) in 2010 which represents a 1.6 million mb/d (or 1.8%) increase from 2009 when global oil demand contracted by 1.5% compared to 2008.
The following table outlines the TCE rates earned by the vessels in our spot tanker segment for 2009, 2008 and 2007 and excludes the realized results of synthetic time-charters (or STCs) and forward freight agreements (or FFAs), which we enter into at times as hedges against a portion of our exposure to spot tanker market rates or for speculative purposes.

	Year Ended
	December 31, 2009			December 31, 2008			December 31, 2007
	Net		TCE	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	77,634	3,477	22,328	121,393	2,111	57,505	52,697	1,496	35,225
Aframax Tankers	190,366	11,044	17,237	609,150	15,072	40,416	342,989	11,681	29,363
Large/Medium Product Tankers	45,645	2,661	17,153	149,842	4,396	34,086	98,194	3,746	26,213
Small Product Tankers	—	—	—	44,008	3,172	13,874	51,811	3,596	14,408

Time-Charter Fleet (1)
Suezmax Tankers	62,608	1,818	34,438	85,674	2,762	31,019	47,584	1,666	28,562
Aframax Tankers	59,823	1,863	32,111	39,900	1,224	32,598	5,734	183	31,334
Large/Medium Product Tankers	21,474	965	22,253	52,893	1,971	26,835	42,483	1,638	25,935

Other (2)	(4,323)			(31,179)			(19,802)

Totals	453,227	21,828	20,764	1,071,681	30,708	34,899	621,690	24,006	25,897

(1)
Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment with a duration of less than 1 year and time-charter fleet includes short-term time-charters and fixed-rate contracts of affreightment with a duration of between 1-3 years.

(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the amortization of in-process revenue contracts and cost of fuel while offhire.
Net Revenues. Net revenues decreased to $453.2 million for 2009, from $1.07 billion for 2008, primarily due to:
•	a decrease of $384.0 million primarily from decreases in our average TCE rate during 2009 compared to the same periods in 2008;
•	a decrease of $146.0 million from a net decrease in the number of chartered-in vessels, excluding small product tankers discussed below;
•	a decrease of $68.1 million from the Spot Aframax Transfers and Spot Product Tanker Transfers;
•	a decrease of $44.0 million from a net decrease in the number of chartered-in small product tankers primarily due to the sale of our interest in the Swift Tanker Pool in November 2008;
•	a decrease of $26.7 million from the Spot Product Tanker Sales; and
•	a decrease of $6.8 million from the Suezmax Tanker Sale;

partially offset by
•	an increase of $31.3 million from a change in the number of days our vessels were off-hire during 2009 due to regularly scheduled maintenance compared to 2008;
•	an increase of $18.4 million from the Suezmax Deliveries; and
•	an increase of $7.5 million from the delivery of one large product tanker.
Vessel Operating Expenses. Vessel operating expenses decreased to $104.6 million for 2009, from $133.6 million for 2008, primarily due to:
•	a decrease of $17.1 million from lower crew manning, repairs, maintenance and consumables costs;
•	a decrease of $12.0 million from the Spot Aframax Tanker Transfers; and
•	a decrease of $10.2 million from the Spot Product Tanker Sales;
partially offset by
•	an increase of $10.2 million from the Suezmax Deliveries; and
•	an increase of $1.8 million from the product tanker that delivered in October 2008.
Time-Charter Hire Expense. Time-charter hire expense decreased to $271.5 million for 2009, from $435.0 million for 2008, primarily due to:
•	a decrease of $124.7 million primarily from the decrease in the number of chartered-in vessels compared to the same period last year; and
•	a decrease of $38.8 million from a decrease in the number of chartered-in small product tankers from the sale of the Swift Tanker Pool in November 2008.
Depreciation and Amortization. Depreciation and amortization expense decreased to $92.8 million for 2009, from $106.9 million for 2008, primarily due to:
•	a decrease of $9.0 from the amortization of a non-compete agreement in the prior year, which was fully amortized by the end of 2008;
•	a decrease of $6.9, from the Spot Aframax Tanker Transfers;
•	a decrease of $5.7 million from the Spot Product Tanker Sales;
•	a decrease of $1.9 million from the sale of an Aframax tanker in November 2009, which was written-down to fair value in the third quarter of 2009;
•	a decrease of $1.2 million from the Spot Product Tanker Transfers; and
•	a decrease of $1.1 million from the Suezmax Tanker Sale;
partially offset by
•	an increase of $13.9 million from the Suezmax Tanker Deliveries and the delivery of one new product tanker in October 2008.
Gain on Sale of Vessels and Equipment — Net of Write-downs. The gain on sale of vessels and equipment, net of write-downs for 2009 is primarily due to gains realized on the disposal of two product tankers during the second quarter of 2009, partially offset by certain write-downs. The write-downs were related to two older vessels that were written-down to their fair value and the write-down of intangible assets.
Restructuring Charges. During 2009, we incurred restructuring charges of $2.2 million relating to costs incurred for global staffing changes.

Other Operating Results
The following table compares our other operating results for 2009 and 2008.

	Twelve Months Ended
	December
(in thousands of U.S. dollars, except percentages)	2009	2008	% Change

General and administrative	(212,483)	(240,570)	(11.7)
Interest expense	(141,448)	(290,933)	(51.4)
Interest income	19,999	97,111	(79.4)
Realized and unrealized gains (losses) on non-designated derivative instruments	140,046	(567,074)	(124.7)
Foreign exchange (loss) gain	(20,922)	24,727	(184.6)
Equity income (loss) from joint ventures	52,242	(36,085)	(244.8)
Income tax (expense) recovery	(22,889)	56,176	(140.7)
Other income (loss)	12,961	(3,935)	(429.4)
General and Administrative Expenses. General and administrative expenses decreased to $212.5 million for 2009, from $240.6 million for 2008, primarily due to:
•	a decrease of $30.9 million in compensation for shore-based employees and other personnel expenses primarily due to decreases in headcount and performance-based compensation costs;
•	a decrease of $15.7 million in corporate-related expenses;
•	a decrease of $8.7 million from lower travel costs; and
•	a decrease of $3.4 million relating to timing of seafarer training initiatives and lower crew training activity;
partially offset by
•
an increase of $30.4 million as there was a recovery recorded in the third quarter of 2008 relating to the reversal of accruals associated with our equity-based compensation and long-term incentive program for management.

Interest Expense. Interest expense decreased to $141.4 million for 2009, from $290.9 million for 2008, primarily due to:
•	a decrease of $95.2 million primarily due to repayments of debt drawn under long-term revolving credit facilities and term loans and decrease in interest rates relating to long-term debt;
•
a decrease of $35.1 million as the debt relating to Teekay Nakilat (III) was novated to the RasGas 3 Joint Venture on December 31, 2008 (the interest expense on this debt is not reflected in our 2009 consolidated interest expense as the RasGas 3 Joint Venture is accounted for using the equity method);

•
a decrease of $15.4 million from the scheduled loan payments on the LNG carrier Catalunya Spirit, and scheduled capital lease repayments on the LNG carrier Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

•	a decrease of $4.7 million from declining interest rates on our five Suezmax tanker capital lease obligations; and
•	a decrease of $1.6 million due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar during such period compared to the same period last year;
partially offset by
•	an increase of $2.5 million relating to debt to finance the purchase of the Tangguh LNG Carriers as the interest on this debt was capitalized in 2008 while the LNG carriers were under construction.
Realized and unrealized loss of $702.4 million relating to interest rate swaps for the year ended December 31, 2008, was reclassified from interest expense to realized and unrealized gain (loss) on non-designated derivative instruments to conform to the presentation adopted in the current period.
Interest Income. Interest income decreased to $20.0 million for 2009, compared to $97.1 million for 2008, primarily due to:
•
a decrease of $33.5 million relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments repaid on December 31, 2008, when the external debt was novated to the RasGas 3 Joint Venture;

•	a decrease of $29.5 million primarily relating to lower interest rates on our bank account balances compared to the same periods last year;

•
a decrease of $13.4 million due to decreases in LIBOR rates relating to the restricted cash used to fund capital lease payments for the RasGas II LNG Carriers (please read Item 18 — Financial Statements: Note 10 — Capital Leases and Restricted Cash);

•	a decrease of $0.4 million due to the effect on our Euro-denominated deposits from the weakening of the Euro against the U.S. Dollar compared to the same period last year; and
•	a decrease of $0.3 million primarily from scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash deposits.
Realized and unrealized gain of $176.6 million relating to interest rate swaps for the year ended December 31, 2008, was reclassified from interest income to realized and unrealized gain (loss) on non-designated derivative instruments to conform to the presentation adopted in the current period.
Realized and Unrealized Gains (Losses) on Non-designated Derivative Instruments. Net realized and unrealized gains on non-designated derivatives was $140.0 million for the year ended December 31, 2009, compared to net realized and unrealized losses on non-designated derivatives of $567.1 million for the same period last year, as detailed in the table below:

	Year Ended
	December 31,
(in thousands of U.S. Dollars)	2009	2008

Realized (losses) gains relating to:
Interest rate swaps	(127,936)	(39,949)
Foreign currency forward contracts	(8,984)	34,990
Bunkers, forward freight agreements (FFAs) and other	(1,293)	(32,971)

	(138,213)	(37,930)

Unrealized gains (losses) relating to:
Interest rate swaps	258,710	(487,546)
Foreign currency forward contracts	14,797	(45,728)
Bunkers, FFAs and other	4,752	4,130

	278,259	(529,144)

Total realized and unrealized gains (losses) on non-designated derivative instruments	140,046	(567,074)

Foreign Exchange (Losses) Gains. Foreign exchange (loss) gain was a loss of $(20.9) million for 2009, compared to a gain of $24.7 million for 2008. The changes in our foreign exchange (losses) gains are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.
Equity Income (Loss) from Joint Ventures. Equity income (loss) from joint ventures was $52.2 million for the year ended December 31, 2009, compared to $(36.1) million last year. The income or loss was primarily comprised of our share of the Angola LNG Project earnings (losses) and the operations of the four RasGas 3 LNG Carriers, which were delivered between May and July 2008. $32.4 million of the equity income relates to our share of unrealized gains on interest rate swaps for 2009, compared to unrealized losses on interest rate swaps of $33.0 million included in equity loss for 2008.
Income Tax (Expense) Recovery. Income tax expense was $22.9 million for 2009, compared to a recovery of $56.2 million for 2008. The increase to income tax expense of $79.1 million for the year ended December 31, 2009, was primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation gains for 2009.
Other (Loss) Income. Other income of $13.0 million for 2009 was primarily comprised of leasing income of $6.9 million from our volatile organic compound emissions equipment and $3.8 million from amortization of option fees, partially offset by a loss on bond redemption of $0.6 million.
Net Income (Loss). As a result of the foregoing factors, the we generated net income of $209.8 million for 2009, compared to a net loss of $459.9 million for 2008.

Year Ended December 31, 2008 versus Year Ended December 31, 2007
Shuttle Tanker and FSO Segment
The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Revenues	705,461	642,047	9.9
Voyage expenses	171,599	117,571	46.0

Net revenues	533,862	524,476	1.8
Vessel operating expenses	173,067	127,691	35.5
Time-charter hire expense	134,100	160,993	(16.7)
Depreciation and amortization	117,198	104,936	11.7
General and administrative (1)	56,831	60,293	(5.7)
Gain on sale of vessels and equipment, net of write-downs	(3,771)	(16,531)	(77.2)
Restructuring charge	10,645	—	—

Income from vessel operations	45,792	87,094	(47.4)

Calendar-Ship-Days
Owned Vessels	10,463	11,015	(5.0)
Chartered-in Vessels	3,765	4,619	(18.5)

Total	14,228	15,634	(9.0)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative.

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

partially offset by
•	a decrease of $10.0 million, due to declining oil production at mature oil fields in the North Sea which are serviced by certain shuttle tankers on contracts of affreightment;
•	a decrease of $3.9 million due to an increased number of offhire days resulting from an increase in scheduled drydockings and unexpected repairs performed compared to the same period last year;
•	a decrease of $3.4 million due to customer performance claims under the terms of charter party agreements;
•	a decrease of $3.0 million due to an increase in bunker costs which are not passed on to the charterer under certain contracts; and
•	a decrease of $3.0 million due to redelivery of an in-chartered shuttle tanker in May 2008.
Vessel Operating Expenses. Vessel operating expenses increased 35.5% to $173.1 million for 2008, from $127.7 million for 2007, primarily due to:
•	an increase of $33.2 million from increases in crew manning costs;
•	an increase of $5.0 million relating to the transfer of the Navion Saga to the shuttle tanker and FSO segment;
•	an increase of $4.4 million, from the acquisition of an in-chartered shuttle tanker, the Navion Oslo, which was delivered in late March 2008; and
•	an increase of $0.5 million from increases in service costs and the price of consumables, freight and lubricants.

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
FPSO Segment
The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Revenues	383,752	350,279	9.6
Vessel operating expenses	216,998	171,106	26.8
Depreciation and amortization	91,734	68,047	34.8
General and administrative (1)	50,918	40,173	26.7
Loss on sale of vessels and equipment, net of write-downs	12,019	—	—
Goodwill impairment charge	334,165	—	—

(Loss) income from vessel operations	(322,082)	70,953	(553.9)

Calendar-Ship-Days
Owned Vessels	3,205	2,920	9.8

Total	3,205	2,920	9.8

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative.

The average fleet size of our FPSO segment (including vessels chartered-in) increased during 2008 compared to 2007. This was primarily the result of the delivery of a new FPSO unit in February 2008 (or the FPSO Delivery).
Net Revenues. Net revenues increased 9.6% to $383.8 million for 2008, from $350.3 million for 2007, primarily due to:
•	an increase of $40.4 million from the FPSO Delivery;
partially offset by
•	a decrease of $11.3 million in revenues from the Foinaven FPSO due to lower oil production compared to the prior year and a production shutdown during August and September 2008.
As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts that have terms that were less favorable than prevailing market terms at the time of acquisition. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for 2008 was $66.6 million (2007 — $66.6 million). Please read Item 18 — Financial Statements: Note 6 — Goodwill, Intangible Assets and In-Process Revenue Contracts.
Vessel Operating Expenses. Vessel operating expenses increased 26.8% to $217.0 million for 2008, from $171.1 million for 2007, primarily due to:
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
Goodwill Impairment Charge. Goodwill impairment charge was from a write-down of goodwill from the Teekay Petrojarl acquisition. Based on an impairment analysis, management concluded that the carrying value of goodwill in the FPSO segment exceeded its fair value by $334.2 million as of December 31, 2008. As a result, an impairment loss of $334.2 million has been recognized in our consolidated statement of income (loss) for the year ended December 31, 2008. Please read Item 18 - Financial Statements: Note 6 — Goodwill, Intangible Assets and In-Process Revenue Contracts.
Liquefied Gas Segment
The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Revenues	221,930	166,981	32.9
Voyage expenses	1,009	109	825.7

Net revenues	220,921	166,872	32.4
Vessel operating expenses	48,185	30,239	59.3
Depreciation and amortization	58,371	46,018	26.8
General and administrative (1)	23,072	20,521	12.4
Restructuring charge	634	—	—

Income from vessel operations	90,659	70,094	29.3

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	3,701	2,899	27.7

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative.

The increase in the average fleet size of our liquefied gas segment from 2007 to 2008 was primarily due to:
•	the delivery of one new LNG carrier in November 2008 (the Tangguh Hiri);
•	the delivery of two new LNG carriers in January and February 2007 (or the RasGas II Deliveries); and
•	our December 2007 acquisition of two 1993-built LNG vessels from a joint venture between Marathon Oil Corporation and ConocoPhillips (or the Kenai LNG Carriers).
Net Revenues. Net revenues increased 32.4% to $220.9 million for 2008, from $166.9 million for 2007, primarily due to:
•	an increase of $38.3 million from the delivery of the Kenai LNG Carriers;
•	an increase of $6.1 million from the RasGas II Deliveries;
•	an increase of $5.5 million, due to the Madrid Spirit being off-hire during the first half of 2007 after sustaining damage to its engine boilers; and
•	an increase of $4.7 million due to the effect on our Euro-denominated revenues of the strengthening of the Euro against the U.S. Dollar during 2008 compared to 2007;
partially offset by
•	a decrease of $3.1 million, due to the Catalunya Spirit being off-hire for 34.3 days during the first half of 2008 for scheduled drydocking.
Vessel Operating Expenses. Vessel operating expenses increased 59.3% to $48.2 million for 2008, from $30.2 million for 2007, primarily due to:
•	an increase of $10.8 million from the full year operations in 2008 of the Kenai LNG Carriers delivered in 2007;
•
an increase of $2.3 million due to the effect on our Euro-denominated vessel operating expenses (primarily crewing costs) from the strengthening of the Euro against the U.S. Dollar during 2008 compared to 2007 (a portion of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments);

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
Conventional Tanker Segment
a) Fixed-Rate Tanker Segment
The following table presents our fixed-rate tanker segment, a subset of the conventional tanker segment, operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Revenues	265,849	195,942	35.7
Voyage expenses	5,010	2,707	85.1

Net revenues	260,839	193,235	35.0
Vessel operating expenses	68,065	51,458	32.3
Time-charter hire expense	43,048	25,812	66.8
Depreciation and amortization	44,578	36,018	23.8
General and administrative (1)	20,740	18,221	13.8
Loss on sale of vessels and equipment, net of write-downs	14,149	—	—
Restructuring charge	1,991	—	—

Income from vessel operations	68,268	61,726	10.6

Calendar-Ship-Days
Owned Vessels	6,824	5,390	26.6
Chartered-in Vessels	2,363	1,312	80.1

Total	9,187	6,702	37.1

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative.

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
Loss on Sale of Vessels and Equipment — Net of Write-downs. For 2008, we recorded a $4.4 million impairment charge related to a 1990-built conventional tanker and a $9.7 million write-down of certain intangible assets.
Restructuring Charges. During the year ended December 31, 2008, we incurred restructuring charges of $1.3 million relating to costs incurred to change the crew of the Samar Spirit from Australian crew to International crew, and $0.5 million relating to reorganization of certain business units.
b) Spot Tanker Segment
The following table presents our spot tanker segment, a subset of the conventional tanker segment, operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Revenues	1,652,451	1,032,376	60.1
Voyage expenses	580,770	410,686	41.4

Net revenues	1,071,681	621,690	72.4
Vessel operating expenses	133,633	89,939	48.6
Time-charter hire expense	434,941	281,168	54.7
Depreciation and amortization	106,921	74,094	44.3
General and administrative (1)	89,009	107,326	(17.1)
Gain on sale of vessels and equipment, net of write-downs	(72,664)	—	—
Restructuring charge	2,359	—	—

Income from vessel operations	377,482	69,163	445.8

Calendar-Ship-Days
Owned Vessels	13,623	11,764	15.8
Chartered-in Vessels	17,647	12,730	38.6

Total	31,270	24,494	27.7

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative.

The average fleet size of our spot tanker fleet increased 27.7% from 24,494 calendar days in 2007 to 31,270 calendar days in 2008, primarily due to:
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
Net Revenues. Net revenues increased 72.4% to $1.07 billion for 2008, from $621.7 million for 2007, primarily due to:
•	an increase of $190.1 million primarily from an increase in our average TCE rate during 2008 compared to 2007;
•	an increase of $147.4 million from the OMI Acquisition;
•	an increase of $52.6 million from a net increase in the number of chartered-in vessels;
•	an increase of $42.0 million from the ConocoPhillips Acquisition;
•	an increase of $19.5 million from the Spot Tanker Deliveries and the Suezmax Deliveries; and
•	an increase of $17.0 million from the transfer of two Aframax tankers from the fixed-rate tanker segment in January 2008;
partially offset by
•	a decrease of $13.6 million from an increase in the number of days our vessels were off-hire due to regularly scheduled maintenance; and
•	a decrease of $5.0 million from the transfer of a Suezmax tanker to the offshore segment in May 2007 and the transfer of an Aframax tanker to the fixed-rate tanker segment in December 2007.
Vessel Operating Expenses. Vessel operating expenses increased 48.6% to $133.6 million for 2008, from $90.0 million for 2007, primarily due to:
•	an increase of $17.2 million from the ConocoPhillips Acquisition;
•	an increase of $11.3 million from higher crew manning repairs, maintenance and consumables costs, insurance costs, port expenses, safety inspections and non-recurring damages;
•	an increase of $10.1 million from the OMI Acquisition;
•	an increase of $4.8 million from the transfer of two Aframax tankers from the fixed-rate segment in January 2008; and
•	an increase of $4.3 million from the Spot Tanker Deliveries and the Suezmax Deliveries;
partially offset by
•
a decrease of $3.3 million from the transfer of a Suezmax tanker to the shuttle tanker and FSO segment in May 2007 and the transfer of an Aframax tanker to the fixed-rate tanker segment in December 2007.

Time-Charter Hire Expense. Time-charter hire expense increased 54.7% to $434.9 million for 2008, from $281.2 million for 2007, primarily due to:
•	an increase of $89.9 million from an increase in the number of chartered-in tankers and rates (excluding the OMI and ConocoPhillips vessels) compared to the same period in 2007;
•	an increase of $39.8 million from the OMI Acquisition;
•	an increase of $16.1 million from the ConocoPhillips Acquisition;
•	an increase of $6.9 million due to the sale and lease-back of three Aframax tankers during April and July 2007; and
•	an increase of $2.6 million from an increase in the average in-charter rate.
Depreciation and Amortization. Depreciation and amortization expense increased 44.3% to $106.9 million for 2008, from $74.1 million for 2007, primarily due to:
•	an increase of $30.7 million from the OMI Acquisition;
•	an increase of $6.3 million from the ConocoPhillips Acquisition; and
•	an increase of $3.5 million from the Spot Tanker Deliveries and the Suezmax Deliveries;

partially offset by
•	a decrease of $2.8 million from the sale and lease-back of three Aframax tankers during April and July 2007; and
•	a decrease of $2.2 million from the transfer of a Suezmax tanker to the shuttle tanker and FSO segment in May 2007 and the transfer of an Aframax to the fixed-rate tanker segment during December 2007.
Gain on Sale of Vessels and Equipment — Net of Write-downs. Gain on sale of vessels and equipment of $72.7 million for 2008 was due to:
•	a gain of $52.2 million from the sale of vessels; and
•	a gain of $44.4 million from the sale of our 50% interest in the Swift Tanker Pool;
partially offset by
•	a write-down of $23.9 million from the impairment of two 1992-built Aframax tankers.
Other Operating Results
The following table compares our other operating results for 2008 and 2007.

	Twelve Months Ended
	December
(in thousands of U.S. dollars, except percentages)	2008	2007	% Change

General and administrative	(240,570)	(246,534)	(2.4)
Interest expense	(290,933)	(294,848)	(1.3)
Interest income	97,111	101,199	(4.0)
Realized and unrealized losses on non-designated derivative instruments	(567,074)	(45,322)	1,151.2
Foreign exchange gain (loss)	24,727	(61,571)	(140.2)
Equity loss from joint ventures	(36,085)	(12,404)	190.9
Income tax recovery	56,176	3,192	1,659.9
Other (loss) income	(3,935)	23,170	(117.0)
General and Administrative Expenses. General and administrative expenses decreased 2.4% to $240.6 million for 2008, from $246.5 million for 2007, primarily due to:
•	a decrease of $42.2 million relating to the costs associated with our equity-based compensation and long-term incentive program for management; and
•	a decrease of $2.8 million in office expenses and travel costs;
partially offset by
•
an increase of $16.7 million in compensation for shore-based employees and other personnel expenses, primarily due to increase in headcount and compensation levels partially offset by the strengthening of the U.S. Dollar compared to other major currencies;

•	an increase of $10.3 million in corporate-related expenses, including costs associated with Teekay Tankers becoming a public entity in December 2007;
•	an increase of $8.0 million from the unrealized change in fair value of our hedge accounted foreign currency forward contracts; and
•	an increase of $3.8 million in fleet overhead from the timing of seafarer training initiatives and higher training activity in the liquefied gas segment.
Interest Expense. Interest expense decreased 1.3% to $290.9 million for 2008, from $294.8 million for 2007, primarily due to:
•	a net decrease of $13.8 million primarily due to repayments of debt drawn under long-term revolving credit facilities and term loans;
partially offset by
•
an increase of $9.3 million relating to debt of Teekay Nakilat (III) used by the RasGas 3 Joint Venture to fund shipyard construction installment payments (this increase in interest expense from debt is offset by a corresponding increase in interest income from advances to the joint venture); and

•	an increase of $0.6 million relating to debt from the delivery of the Tangguh Hiri.
Interest Income. Interest income decreased 4.0% to $97.1 million for 2008, compared to $101.2 million for 2007, primarily due to:
•
a decrease of $8.9 million resulting from the repayment of interest-bearing loans we made to a 50% joint venture between us and TORM, which were used during the second quarter of 2007, together with comparable loans made by TORM, to acquire 100% of the outstanding shares of OMI; and

•
a decrease of $2.4 million relating to a decrease in restricted cash used to fund capital lease payments for the RasGas II Deliveries (please read Item 18 — Financial Statements: Note 10 — Capital Leases and Restricted Cash);

partially offset by
•	an increase of $4.5 million relating to interest-bearing loans made by us to the RasGas 3 Joint Venture for shipyard construction installment payments.
Realized and Unrealized Losses on Non-designated Derivative Instruments. Net realized and unrealized losses on non-designated derivatives was $(567.1) million for the year ended December 31, 2008, compared to net realized and unrealized losses on non-designated derivatives of $(45.3) million for the same period last year, as detailed in the table below:

	Year Ended
	December 31,
(in thousands of U.S. Dollars)	2008	2007

Realized (losses) gains relating to:
Interest rate swaps	(39,949)	4,648
Foreign currency forward contracts	34,990	37,550
Bunkers, forward freight agreements (FFAs) and other	(32,971)	8,281

	(37,930)	50,479

Unrealized (losses) gains relating to:
Interest rate swaps	(487,546)	(122,679)
Foreign currency forward contracts	(45,728)	23,512
Bunkers, FFAs and other	4,130	3,366

	(529,144)	(95,801)

Total realized and unrealized losses on non-designated derivative instruments	(567,074)	(45,322)

Foreign Exchange Gains (Losses). Foreign exchange gain (loss) was a gain of $24.7 million for 2008, compared to a loss of $61.6 million for 2007. The changes in our foreign exchange gains (losses) are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.
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
Other (Loss) Income. Other loss of $3.9 million for 2008 was primarily comprised of write-down of marketable securities of $20.2 million, partially offset by leasing income of $9.5 million from our volatile organic compound emissions equipment, gain on sale of marketable securities of $4.6 million, and gain on bond redemption of $3.0 million.
Net Income (Loss). As a result of the foregoing factors, the Company incurred a net loss of $459.9 million for 2008, compared to a net income of $72.4 million for 2007.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations and our undrawn credit facilities. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, the scheduled repayments of long-term debt, as well as funding our working capital requirements. As at December 31, 2009, our total cash and cash equivalents amounted to $422.5 million, compared to $814.2 million as at December 31, 2008. Our total liquidity, including cash and undrawn credit facilities, remained unchanged at $1.9 billion as at December 31, 2009, and 2008.
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
As at December 31, 2009, we had $231.2 million of scheduled debt repayments coming due within the following twelve months. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash such as cash from operations, will be sufficient to meet our existing liquidity needs for at least the next twelve months.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Pre-arranged debt facilities were in place for all of our remaining capital commitments relating to our portion of newbuildings currently on order. Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional debt or equity securities or any combination thereof.
As at December 31, 2009, our revolving credit facilities provided for borrowings of up to $3.5 billion, of which $1.5 billion was undrawn. The amount available under these revolving credit facilities decreases by $204.4 million (2010), $239.2 million (2011), $349.2 million (2012), $756.1 million (2013), $770.4 million (2014) and $1.2 billion (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 63 of our vessels, together with other related security, and are guaranteed by Teekay or our subsidiaries.
Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 32 of our vessels, together with other related security, and are generally guaranteed by Teekay or our subsidiaries. Our unsecured 8.875% Senior Notes are due July 15, 2011. In January 2010, we completed a public offering of $450 million senior unsecured notes due 2020, which bear interest at a rate of 8.5% per year. We used a portion of the offering proceeds to repurchase $151.1 million of our outstanding 8.875% Senior Notes due July 15, 2011. We used $150 million of the proceeds to repay amounts under a term loan and the remainder of the offering proceeds to repay a portion of our outstanding debt under one of our revolving credit facilities. Please read Item 18 — Financial Statements: Note 24(a) — Subsequent Events.
Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash. As at December 31, 2009, this amount was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines (with at least six months to maturity) of at least 7.5% of total debt. As at December 31, 2009, this amount was $230.3 million. We were in compliance with all loan covenants at December 31, 2009.
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
As described under “Item 4—Information on the Company: Regulations—Environmental Regulation—Other Environmental Initiatives,” passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services.
Cash Flows
The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the years presented:

	2009	2008
	($000’s)	($000’s)
Net operating cash flows	368,251	523,641
Net financing cash flows	(452,782)	676,084
Net investing cash flows	(307,124)	(828,233)

Operating Cash Flows
Net cash flow from operating activities decreased to $368.2 million for the year ended December 31, 2009, from $523.6 million for the year ended December 31, 2008, primarily due to a decrease in net revenue from vessel operations. Net cash flow from operating activities depends on the tanker utilization and spot market hire rates, changes in interest rates, fluctuations in working capital balances, timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. The number of vessel drydockings tends to be uneven between years.
Financing Cash Flows
During 2009, our net proceeds from long-term debt net of debt issuance costs were $1.2 billion. Our repayments of long-term debt were $1.7 billion during the year. The net proceeds from long-term debt were used to finance our expenditures for vessels and equipment, which are explained in more detail below.
During March 2009, our subsidiary Teekay LNG issued an additional 4.0 million common units in a public offering for net proceeds of $67.1 million. In June 2009, our subsidiary Teekay Tankers issued an additional 7.0 million shares of Class A Common Stock in a public offering for net proceeds of $65.6 million. In August 2009, our subsidiary Teekay Offshore issued an additional 7.475 million common units in a public offering for net proceeds of $102.0 million. In November 2009, Teekay LNG, issued an additional 3.951 million common units in a public offering for net proceeds of $91.9 million. Please read Item 18 — Financial Statements: Note 5 — Equity Offerings by Subsidiaries. The net proceeds were used for repayment of debt and general corporate purposes.
During March 2010, Teekay Offshore completed a public offering of 4.4 million common units at a price of $19.48 per unit, for gross proceeds of $87.5 million (including the general partner’s $1.7 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 660,000 units on March 22, 2010, providing additional gross proceeds of $13.1 million (including the general partner’s $0.3 million proportionate capital contribution).
During April 2010, Teekay Tankers completed a public offering of 7.7 million common shares at a price of $12.25 per share, for gross proceeds of $94.3 million. The underwriters partially exercised their overallotment option and purchased an additional 1,079,500 common shares, for an additional gross proceeds of $13.2 million. Teekay Tankers issued to us 2.6 million of unregistered common shares valued on a per-share basis at the public offering price of $12.25).
During 2008, we repurchased 0.5 million shares of our common stock for $20.5 million, at an average cost of $41.09 per share, pursuant to previously announced share repurchase programs. There were no common stock repurchases during 2009. Please read Item 18 — Financial Statements: Note 12 - Capital Stock.
Distributions from subsidiaries to non-controlling interests during 2009 were $109.9 million.
Dividends paid during 2009 were $91.7 million (2008 — $82.9 million), or $1.265 per share (2008 - $1.14125). We have paid a quarterly dividend since 1995. We increased our quarterly dividend from $0.275 per share paid in the third quarter of 2008 to $0.31625 per share in paid in the fourth quarter of 2008. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock.
Investing Cash Flows
During 2009, we:
•
incurred capital expenditures for vessels and equipment of $495.2 million, primarily for the acquisition of one product tanker and shipyard construction installment payments on our newbuilding Suezmax tankers, shuttle tankers, LNG and LPG carriers;

•	received proceeds of $170.8 million from the sale of four product tankers;
•	received proceeds of $32.7 million from the sale of a 1993-built Aframax tanker through a sale-leaseback agreement; and
•	received proceeds of $16.3 million from the sale of a 1992-built Aframax tanker.

COMMITMENTS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at December 31, 2009:

In millions of U.S. Dollars	Total	2010	2011 and 2012	2013 and 2014	Beyond 2014

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	4,006.9	218.2	755.3	1,342.6	1,690.8
Chartered-in vessels (operating leases)	637.0	235.1	269.9	89.4	42.6
Commitments under capital leases (2)	221.6	23.7	197.9	—	—
Commitments under capital leases (3)	1,049.1	24.0	48.0	48.0	929.1
Commitments under operating leases (4)	482.7	25.1	50.1	50.1	357.4
Newbuilding installments (5)	463.5	311.8	151.7	—	—
Asset retirement obligation	22.1	—	—	—	22.1

Total U.S. Dollar-denominated obligations	6,882.9	837.9	1,472.9	1,530.1	3,042.0

Euro-Denominated Obligations: (6)
Long-term debt (7)	412.4	13.0	234.7	16.2	148.5
Commitments under capital leases (2) (8)	131.4	38.6	92.8	—	—

Total Euro-denominated obligations	543.8	51.6	327.5	16.2	148.5

Total	7,426.7	889.5	1,800.4	1,546.3	3,190.5

(1)
Excludes expected interest payments of $75.1 million (2010), $115.6 million (2011 and 2012), $71.2 million (2013 and 2014) and $73.9 million (beyond 2014). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 3.25% at December 31, 2009 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur in 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $31.7 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 18 — Financial Statements: Note 10 — Capital Lease Obligations and Restricted Cash.

(3)	Existing restricted cash deposits of $479.4 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive $448.0 million for these leases from 2010 to 2029.

(5)
Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for three LPG carriers and four shuttle tankers as of December 31, 2009. Please read Item 18 — Financial Statements: Note 16(a) — Commitments and Contingencies — Vessels Under Construction.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as at December 31, 2009.

(7)
Excludes expected interest payments of $4.4 million (2010), $4.9 million (2011 and 2012), $3.4 million (2013 and 2014) and $9.5 million (beyond 2014). Expected interest payments are based on EURIBOR at December 31, 2009, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2009. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(8)
Existing restricted cash deposits of $120.8 million, together with the interest earned on the deposits, will be expected to equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

We also have a 33% interest in a consortium that has entered into agreements for the construction of four LNG carriers. As at December 31, 2009, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $724.8 million of which our share is $239.2 million. Please read Item 18 — Financial Statements: Note 16(b) - Commitments and Contingencies — Joint Ventures.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews our accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 — Financial Statements: Note 1 — Summary of Significant Accounting Policies.
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
Drydocking
Description. We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis over the useful life of the drydock. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve operating efficiency or extend the useful lives of the assets and for annual class survey costs on our FPSO units. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the period of the subsequent drydockings.
Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking and useful life of drydock expenditures. While we typically drydock each vessel every two and a half to five years and have a shipping society classification intermediate survey performed on our LNG and LPG carriers between the second and third year of the five-year drydocking period, we may drydock the vessels at an earlier date, with a shorter life resulting in an increase in the depreciation
Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date for a vessel, we will adjust our annual amortization of drydocking expenditures.

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
As of December 31, 2009, we had three reporting units with goodwill attributable to them. During the third quarter of 2009, we determined there were indicators of impairment present within our shuttle tanker reporting unit. Consequently, an interim goodwill impairment test was conducted on this reporting unit. This interim goodwill impairment test determined that the fair value of the reporting unit exceeded its carrying value by approximately 75%. As of December 31, 2009, the carrying value of goodwill for this reporting unit was $130.9 million. Key assumptions that impact the fair value of this reporting unit include the our ability to do the following: maintain or improve the utilization of its vessels; redeploy existing vessels on the expiry of their current charters; control or reduce operating expenses, pass on operating cost increases to its customers in the form of higher charter rates; and continue to grow the business. Other key assumptions include the operating life of our vessels, its cost of capital, the volume of production from certain offshore oil fields, and the fair value of its credit facilities. If actual future results are less favorable than expected results, in one or more of these key assumptions, a goodwill impairment may occur.
Effect if Actual Results Differ from Assumptions. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to its other two reporting units with goodwill attributable to them might be impaired within the next year. However, certain factors that impact our goodwill impairment tests are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.
Valuation of Derivative Financial Instruments
Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings. Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income (loss) and are reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.
Judgments and Uncertainties. The fair value of our derivative financial instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates, bunker fuel prices and spot tanker market rates, and estimates of the current credit worthiness of both us and the swap counterparty. Inputs used to determine the fair value of our derivative instruments are observable either directly or indirectly in active markets. The process of determining credit worthiness is highly subjective and requires significant judgment at many points during the analysis.
Effect if Actual Results Differ from Assumptions. If our estimates of fair value are inaccurate, this could result in a material adjustment to the carrying amount of derivative asset or liability and consequently the change in fair value for the applicable period that would have been recognized in earnings or comprehensive income.
Recent Accounting Pronouncements Not Yet Adopted
In June 2009, the Financial Accounting Standards Board (or FASB) issued an amendment to FASB ASC 810, Consolidations that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. This amendment is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. We are currently assessing the potential impact, if any, of this statement on our consolidated financial statements.
In June 2009, the FASB issued an amendment to FASB ASC 860, Transfers and Servicing that eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This amendment will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. We are currently assessing the potential impacts, if any, on our consolidated financial statements.

In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, we will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for us on January 1, 2011. We are currently assessing the potential impacts, if any, on our consolidated financial statements.

In January 2010, the FASB issued an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which amends the guidance on fair value to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption will have no impact on the our results of operations, financial position, or cash flows.
Item 6. Directors, Senior Management and Employees
Directors and Senior Management
Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2009, are listed below:

Name	Age	Position

C. Sean Day	60	Director and Chair of the Board
Bjorn Moller	52	Director, President and Chief Executive Officer
Axel Karlshoej	69	Director and Chair Emeritus
Dr. Ian D. Blackburne	63	Director
James R. Clark	59	Director
Peter S. Janson	62	Director
Thomas Kuo-Yuen Hsu	63	Director
Eileen A. Mercier	62	Director
Tore I. Sandvold	62	Director
Arthur Bensler	52	EVP, Secretary and General Counsel
Bruce Chan	37	President, Teekay Tanker Services, a division of Teekay
Peter Evensen	51	EVP and Chief Strategy Officer
David Glendinning	55	President, Teekay Gas Services and Offshore, a division of Teekay
Kenneth Hvid	41	President, Teekay Navion Shuttle Tankers and Offshore, a division of Teekay
Vincent Lok	41	EVP and Chief Financial Officer
Peter Lytzen	52	President, Teekay Petrojarl AS, a subsidiary of Teekay
Lois Nahirney	46	EVP, Corporate Resources
Graham Westgarth	55	President, Teekay Marine Services, a division of Teekay
Certain biographical information about each of these individuals is set forth below:
C. Sean Day has served as a Teekay director since 1998 and as our Chairman of the Board since September 1999. Mr. Day has also served as Chairman of Teekay GP L.L.C., the general partner of Teekay LNG since its formation in November 2004, Chairman of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore since its formation in August 2006, and Chairman of Teekay Tankers since its formation in October 2007. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to Navios, Mr. Day held a number of senior management positions in the shipping and finance industries. He is currently serving as a director of Kirby Corporation and is Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Resolute Investments, Ltd., our largest shareholder, to oversee its investments, including that in the Teekay group of companies.
Bjorn Moller became a Teekay director and our President and Chief Executive Officer in April 1998. Mr. Moller has served as Vice Chairman and a Director of Teekay GP L.L.C. since its formation in November 2004, Vice Chairman and a Director of Teekay Offshore GP L.L.C. since its formation in August 2006, and as the Chief Executive Officer and a director of Teekay Tankers since its formation in October 2007. Mr. Moller has over 25 years’ experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since December 2006 and on the Board of the American Petroleum Institute since 2000. He has served in senior management positions with Teekay for more than 15 years and has headed our overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed our global chartering operations and business development activities.
Axel Karlshoej has served as a Teekay director since 1989 and was Chairman of the Teekay Board from June 1994 to September 1999, and has been Chairman Emeritus since stepping down as Chairman. Mr. Karlshoej is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of the late J. Torben Karlshoej, Teekay’s founder. Please read Item 7 — Major Shareholders and Certain Relationships and Related Party Transactions.
Dr. Ian D. Blackburne has served as a Teekay director since 2000. Mr. Blackburne has over 25 years’ experience in petroleum refining and marketing, and in March 2000 he retired as Managing Director and Chief Executive Officer of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as Chairman of CSR Limited and is a director of Suncorp-Metway Ltd. and Symbion Health Limited (formerly Mayne Group Limited), Australian public companies in the diversified industrial and financial sectors. Dr. Blackburne was also previously the Chairman of the Australian Nuclear Science and Technology Organization.

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
Thomas Kuo-Yuen Hsu has served as a Teekay director since 1993. He is presently a director of, CNC Industries, an affiliate of the Expedo Group of Companies that manages a fleet of six vessels of 70,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Please read Item 7 — Major Shareholders and Certain Relationships and Related Party Transactions.
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
Vincent Lok has served as Teekay’s Executive Vice President and Chief Financial Officer since July 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in March 2002 and Senior Vice President and Treasurer in February 2004, and Senior Vice President and Chief Financial Officer in November 2006. Mr. Lok has served as the Chief Financial Officer of Teekay Tankers since its formation in October 2007. Prior to joining Teekay Corporation, Mr. Lok worked in the Vancouver, Canada, audit practice of Deloitte & Touche LLP.

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
Graham Westgarth joined Teekay in February 1999 as Vice President, Marine Operations. He was promoted to the position of Senior Vice President, Marine Operations in December 1999. In November 2003 Mr. Westgarth was appointed President of our Teekay Marine Services division, which is responsible for all of our marine and technical operations, as well as marketing a range of services and products to third parties, such as marine consulting services. He has extensive shipping industry experience. Prior to joining Teekay, Mr. Westgarth was General Manager of Maersk Company (UK), where he joined as Master in 1987. He has 36 years of industry experience, which includes 18 years’ sea service, with five years in a command position. In November 2009, Mr. Westgarth was elected Chairman of the International Association of Independent Tanker Owners’.
Compensation of Directors and Senior Management
Director Compensation
During 2009, the eight non-employee directors received, in the aggregate, $700,000 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. Each non-employee director receives an annual cash retainer of $50,000. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an additional annual cash retainer of $8,000, $5,000 and $5,000, respectively. The Chairman of the Board and the Chairman of the Audit Committee receive an additional annual cash retainer of $278,000 and $16,000, respectively.
Each non-employee director (excluding the Chairman of the Board) also received an $85,000 annual retainer to be paid by way of a grant of, at the director’s election, restricted stock or stock options under our 2003 Equity Incentive Plan. Pursuant to this annual retainer, during 2009 we granted stock options to purchase an aggregate of 28,500 shares of our common stock (excluding the Chairman of the Board’s) at an exercise price of $11.84 per share and 34,070 shares of restricted stock. During 2009 the Chairman of the Board received a $470,000 retainer in the form of 52,600 shares of common stock and 13,500 shares of restricted stock under our 2003 Equity Incentive Plan. The stock options described above expire March 8, 2019, ten years after the date of their grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their respective grant date. The stock options and restricted stock are not subject to any forfeiture requirements on the resignation of a director.
Annual Executive Compensation
The aggregate compensation earned by Teekay’s ten executive officers listed above (or the Executive Officers) for 2009 was $7.4 million. This is comprised of base salary ($4.4 million), annual bonus ($1.9 million) and pension and other benefits ($1.0 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an exchange rate of 1.0494 Canadian Dollars for each U.S. Dollar, the exchange rate on December 31, 2009. Teekay’s annual bonus plan considers both company performance, through comparison to established targets and financial performance of peer companies, and individual performance.
Long-Term Incentive Program
Teekay’s long-term incentive program provides focus on the returns realized by our shareholders and acknowledges and retains those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of stock option grants and restricted stock units. All grants in 2009 were made under our 2003 Equity Incentive Plan.
During March 2009, we granted stock options to purchase an aggregate of 779,300 shares of our common stock at an exercise price of $11.84 and 211,260 shares of restricted stock to the Executive Officers under our 2003 Equity Incentive Plan. The stock options expire March 8, 2019, ten years after the date of the grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their respective grate date.
During March 2010, we granted stock options to purchase an aggregate of 474,080 shares of our common stock at an exercise price of $24.42, 126,572 shares of restricted stock, and 87,054 performance shares to the Executive Officers under our 2003 Equity Incentive Plan. The stock options expire March 8, 2020, ten years after the date of the grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their respective grant date. Performance shares have a bullet vesting at the end of the three year performance cycle.

Vision Incentive Plan
In 2005, we adopted the Vision Incentive Plan (or the VIP) to reward exceptional corporate performance and shareholder returns. This plan results in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the Economic Profit); and (b) market value added from 2001 to 2010 (or the MVA). The Plan terminates on December 31, 2010. Under the VIP, the Economic Profit is the difference between our annual return on invested capital and our weighted-average cost of capital multiplied by our average invested capital employed during the year, and the increase in MVA from January 1, 2001 to December 31, 2010, where the MVA is the amount by which the average market value of Teekay for the preceding 18 months exceeds our average book value for the same period. Teekay reserves the right to amend the terms of the VIP, suspend the VIP or terminate the VIP in its entirety without any obligation or liability to any participant, if the Board has determined that the amendment, suspension or termination is necessary because the operation of the VIP will result in an award pool that is disproportionate to the benefit received by the shareholders of Teekay, having regard to the purpose of the VIP, as a result of unintended or unexpected circumstances. Under the terms of the VIP, awards may only be made to VIP participants in 2008 and 2011. Please read Item 19 — Exhibits: Exhibit 4.6 for further information on the VIP.
Under the terms of the VIP, an interim award may only be made to VIP participants in 2008 and the final award may only be made in 2011. During March 2008, the 2008 interim award, with a value of $5.0 million, was paid to executive officers in the form of 124,500 restricted stock units. These restricted stock units vest in three equal amounts in November 2008, November 2009 and November 2010. Each restricted stock unit is equal in value to one share of our Common Stock and reinvested dividends from the date of the grant to the vesting of the restricted stock unit. During 2009, we issued 13,423 shares and awarded $0.6 million in cash to the executive officers upon the first vesting of their restricted stock units that were awarded to them in March 2008 as part of their interim award under the VIP. In September 2009, 187,400 restricted stock units, with a two-year bullet vesting, were granted as the June 2009 New Participants Reserve Pool (NPRP) allocation under the VIP. At least 50% of any distribution from the balance of the VIP award pool in 2011 must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.
Options to Purchase Securities from Registrant or Subsidiaries
As at December 31, 2009, we had reserved pursuant to our 1995 Stock Option Plan, which was terminated with respect to new grants effective September 10, 2003, and our 2003 Equity Incentive Plan, which was adopted effective on the same date (together, the Plans), 6,123,577 shares of common stock for issuance upon exercise of options granted or to be granted. During 2009, 2008, and 2007 we granted options under the Plans to acquire up to 1,517,900, 1,476,100, and 836,100 shares of common stock, respectively, to eligible officers, employees and directors. Each option under the Plans has a 10-year term and vests between two to three years from the grant date. The outstanding options under the Plans are exercisable at prices ranging from $11.84 to $60.96 per share, with a weighted-average exercise price of $31.46 per share, and expire between March 6, 2010 and March 9, 2019.
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
The Board of Directors has determined that each of the current members of the Board, other than Bjorn Moller, our President and Chief Executive Officer, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay), and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time. In making this determination the Board considered the relationships of Thomas Kuo-Yuen Hsu and Axel Karlshoej with our largest shareholder and concluded these relationships do not materially affect their independence as current directors. Please read Item 7 — Major Shareholders and Certain Relationships and Related Party Transactions.
The Board of Directors has three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2009 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Centre of our website at www.teekay.com. During 2009, the Board held eight meetings. Each director attended all Board meetings, except for two Board meetings at which one director was absent. Each committee member attended all applicable committee meetings, except for one Compensation Committee meeting at which two directors were absent.
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
During 2009, our Compensation and Human Resources Committee included C. Sean Day (Chairman), Axel Karlshoej, Ian D. Blackburne and Peter S. Janson.

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
During 2009, our Nominating and Governance Committee included Ian D. Blackburne (Chairman), Tore I. Sandvold, Eileen A. Mercier and Thomas Kuo-Yuen Hsu.
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
Crewing and Staff
As at December 31, 2009, we employed approximately 5,400 seagoing and 900 shore-based personnel, compared to approximately 5,700 seagoing and 900 shore-based personnel as at December 31, 2008, and 5,600 seagoing and 800 shore-based personnel as at December 31, 2007.
We regard attracting and retaining motivated seagoing personnel as a top priority. Through our global manning organization comprised of offices in Glasgow, Scotland, Manila, Philippines, Mumbai, India, Sydney, Australia, and Madrid, Spain, we offer seafarers what we believe are competitive employment packages and comprehensive benefits. We also intend to provide opportunities for personal and career development, which relate to our philosophy of promoting internally.
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
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of March 15, 2010, of our common stock by the directors and Executive Officers as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2010 (60 days after March 15, 2010) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned		Percent of Class
All directors and Executive Officers (18 persons)	2,718,455	(1) (3)	3.7	%(2)

(1)
Includes 2,277,475 shares of common stock subject to stock options exercisable by May 14, 2010 under the Plans with a weighted-average exercise price of $35.98 that expire between March 14, 2011 and March 8, 2019. Excludes (a) 1,378,619 shares of common stock subject to stock options exercisable after May 14, 2010 under the Plans with a weighted average exercise price of $22.34, that expire between March 10, 2018 and March 8, 2020 and (b) 329,648 shares of restricted stock which vest after May 14, 2010, (c) 87,054 performance shares which vest after May 14, 2010.

(2)
Based on a total of approximately 72.7 million outstanding shares of our common stock as of March 15, 2010. Each director and Executive Officer beneficially owns less than 1% of the outstanding shares of common stock.

(3)
Each director is expected to have acquired shares having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) no later than May 14, 2010 or the fifth anniversary of the date on which the director joined the Board, whichever is later. In addition, each Executive Officer is expected to acquire shares of Teekay’s common stock equivalent in value to one to three times their annual base salary by 2011 or, for executive officers subsequently joining Teekay or achieving a position covered by the guidelines, within five years after the guidelines become applicable to them.

Item 7. Major Shareholders Certain Relationships and Related Party Transactions
Major Shareholders
The following table sets forth information regarding beneficial ownership, as of March 15, 2010, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2010 (60 days after March 15, 2010) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class (4)
Resolute Investments, Ltd. (1)	30,431,380	41.9%
Iridian Asset Management, LLC (2)	5,797,089	8.0%
JPMorgan Chase & Co. (3)	5,068,117	6.9%

(1)
Includes shared voting and shared dispositive power as to 30,431,380 shares. The ultimate controlling person of Resolute Investments, Ltd. (or Resolute) is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based on the Schedule 13D/A (Amendment No. 3) filed by Resolute and Path with the SEC on February 22, 2010. Resolute’s beneficial ownership was 42.0% on December 31, 2008, and 41.8% on December 31, 2007. In 2009, there were no changes to the number of shares of our common stock owned by Resolute. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Please read Item 18 — Financial Statements: Note 13 — Related Party Transactions.

(2)
Includes shared voting power and shared dispositive power as to 5,797,089 shares. This information is based on the Schedule 13G/A filed by this investor with the SEC on January 28, 2010. Iridian Asset Management’s beneficial ownership was 10.0% on March 15, 2009, and 8.5% on March 15, 2008.

(3)
Includes shared voting power and shared dispositive power as to 5,068,117 shares. This information is based on the Schedule 13G/A filed by this investor with the SEC on January 22, 2010. JPMorgan Chase & Co.’s beneficial ownership was 7.8% on March 15, 2009, and 5.1% on March 15, 2008.

(4)	Based on a total of approximately 72.7 million outstanding shares of our common stock as of March 15, 2010.
Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Teekay.
Teekay and certain of its subsidiaries have relationships or are parties to transactions with other Teekay subsidiaries, including Teekay’s publicly-traded subsidiaries Teekay LNG, Teekay Offshore and Teekay Tankers. Certain of these relationships and transactions are described below.
Our major shareholder
As of December 31, 2009, Resolute Investments Ltd., (or Resolute), owned approximately 42% of our outstanding common stock. The ultimate controlling person of Resolute is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path.
Our directors and executive officers
C. Sean Day, the Chairman of Teekay’s board of directors, is also the Chairman of Teekay Tankers, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore) and Teekay GP L.L.C. (the general partner of Teekay LNG). Bjorn Moller, Teekay’s Chief Executive Officer and one of its directors, is also the Chief Executive Officer and a director of Teekay Tankers, as well as a director of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. Peter Evensen, Teekay’s Executive Vice President and Chief Strategy Officer, is the Executive Vice President and a director of Teekay Tankers and the Chief Executive Officer and Chief Financial Officer and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C.
Vincent Lok, Teekay’s Executive Vice President and Chief Financial Officer, is also the Chief Financial Officer of Teekay Tankers. Because the executive officers of Teekay Tankers and of the general partners of Teekay Offshore and Teekay LNG are employees of Teekay or other of its subsidiaries, their compensation (other than any awards under the respective long-term incentive plans of Teekay Tankers, Teekay Offshore and Teekay LNG) is set and paid by Teekay or such other applicable subsidiaries.

Pursuant to agreements with Teekay, each of Teekay Tankers, Teekay Offshore and Teekay LNG have agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers on management matters of such public company subsidiaries. For the year ended December 31, 2009, these reimbursement obligations totaled approximately $1.2 million, $1.3 million, and $1.3 million, respectively, for Teekay Tankers, Teekay Offshore and Teekay LNG, and are included in amounts paid as strategic fees under the management agreement for Teekay Tankers and the services agreements for Teekay Offshore and Teekay LNG described below. For 2007 and 2008, these reimbursement obligations for Teekay Tankers, Teekay Offshore and Teekay LNG totaled $nil (following Teekay Tankers’ initial public offering in December 2007) and $1.2 million, $0.2 million and $1.5 million, and $0.1 million and $1.5 million, respectively.
Relationships with our public company subsidiaries
Teekay Tankers.
Teekay Tankers is a NYSE-listed, Marshall Islands corporation, which we formed to acquire from us a fleet of double-hull oil tankers in connection with Teekay Tanker’s initial public offering in December 2007. Teekay Tanker’s business is to own oil tankers and employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. Its operations are managed by our subsidiary, Teekay Tankers Management Services Ltd.
As of December 31, 2009, we owned shares of Teekay Tankers’ Class A and Class B common stock that represent an ownership interest of 42.2% and voting power of 51.6% of Teekay Tankers’ outstanding common stock.
Teekay Tankers distributes to its stockholders on a quarterly basis all of its Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of the business. Cash Available for Distribution represents Teekay Tankers’ net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by it from Teekay, prior to their acquisition by Teekay Tankers, for the period when these vessels were owned and operated by Teekay. Teekay received distributions from Teekay Tankers of $23.4 million, for the year ended December 31, 2009.
Teekay Offshore and Teekay LNG.
Teekay Offshore is a NYSE-listed, Marshall Islands limited partnership, which we formed to further develop our operations in the offshore market. Teekay Offshore is an international provider of marine transportation and storage services to the offshore oil industry. We own and control Teekay Offshore’s general partner, and as of December 31, 2009, we owned a 38.5% limited partner (including common and subordinated units) and a 2% general partner interest in Teekay Offshore. Teekay Offshore owns a majority of its fleet through OPCO, which is owned 51.0% by Teekay Offshore and 49.0% by us.
Teekay LNG is a NYSE-listed, Marshall Islands limited partnership, which we formed to expand our operations in the LNG shipping sector. Teekay LNG is an international provider of marine transportation services for LNG, LPG and crude oil. We own and control Teekay LNG’s general partner, and as of December 31, 2009, we owned a 47.2% limited partner (including common and subordinated units) and a 2% general partner interest in Teekay LNG.
Quarterly cash distributions.
We are entitled to distributions on our general and limited partner interests in Teekay Offshore and Teekay LNG, respectively. In general, each of Teekay Offshore and Teekay LNG pays quarterly cash distributions in the following manner:
•
first, 98% to the common unitholders, pro rata, and 2% to the general partner, until Teekay Offshore or Teekay LNG, as applicable, distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•
second, 98% to the common unitholders, pro rata, and 2% to the general partner, until Teekay Offshore or Teekay LNG, as applicable, distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•
third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until Teekay Offshore or Teekay LNG, as applicable, distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive distribution rights” below.
The minimum quarterly distributions for Teekay Offshore and Teekay LNG are $0.35 and $0.4125, respectively. Teekay Offshore and Teekay LNG have been making their respective current quarterly distributions of $0.45 per unit and $0.57 per unit since the third quarter of 2008.
As at December 31, 2009, Teekay holds 9.8 million subordinated units of Teekay Offshore and 7.4 million subordinated units of Teekay LNG. At the end of the respective subordination periods for Teekay Offshore and Teekay LNG, the subordinated units will convert into common units on a one-for-one basis and begin participating pro rata with the other common units in distributions of available cash. Generally, the subordination period will extend until the first day of any quarter, beginning after December 31, 2009 (for Teekay Offshore) and March 31, 2010 (for Teekay LNG), that Teekay Offshore or Teekay LNG, as applicable, meet each of the following tests:
•
distributions of available cash from “operating surplus” on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three, consecutive, non-overlapping four-quarter periods immediately preceding that date;

•
the “adjusted operating surplus” generated during each of the three consecutive, non-overlapping four quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

On January 1, 2010, the subordination period for Teekay Offshore ended. We anticipate that pending confirmation of results for the quarter ended March 31, 2010, that the subordination period for Teekay LNG will end on April 1, 2010.
If all of the subordinated units of Teekay Offshore or Teekay LNG are converted to common units, Teekay Offshore or Teekay LNG, as applicable, would pay distributions in the following manner:
•	first, 98% to the common unitholders, pro rata, and 2% to the general partner, until Teekay Offshore or
•	thereafter, in the manner described in “—Incentive distribution rights” below.
Incentive distribution rights. The general partner of each of Teekay Offshore and Teekay LNG is also entitled to distributions payable with respect to incentive distribution rights. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.
If for any quarter:
•	Teekay Offshore or Teekay LNG has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and
•
Teekay Offshore or Teekay LNG has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, Teekay Offshore or Teekay LNG, as applicable, will distribute any additional available cash from operating surplus for that quarter among the unitholders and its general partner in the following manner:
•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder has received a total of $0.4025 (Teekay Offshore) or $0.4625 (Teekay LNG) per unit for that quarter;
•	second, 85% to all unitholders, and 15% to the general partner, until each unitholder has received a total of $0.4375 (Teekay Offshore) or $0.5375 (Teekay LNG) per unit for that quarter;
•	third, 75% to all unitholders, and 25% to the general partner, until each unitholder has received a total of $0.525 (Teekay Offshore) or $0.65 (Teekay LNG) per unit for that quarter; and
•	thereafter, 50% to all unitholders and 50% to the general partner.
Teekay received total distributions, including incentive distributions, from Teekay Offshore of $17.7 million, $25.1 million, and $29.2 million, respectively, with respect 2007, 2008, and 2009.
Teekay received total distributions, including incentive distributions, from Teekay LNG of $50.9 million, $61.1 million, and $64.0 million, respectively, with respect 2007, 2008, and 2009.
Competition with Teekay Tankers, Teekay Offshore and Teekay LNG
Teekay has entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when Teekay, Teekay LNG, and Teekay Offshore may compete with each other and providing for rights of first offer on the transfer or rechartering of certain LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. Subject to applicable exceptions, the omnibus agreement generally provides that (a) neither Teekay nor Teekay LNG will own or operate offshore vessels (i.e. dynamically positioned shuttle tankers, FSOs and FPSOs) that are subject to contracts with a duration of three years or more, excluding extension options, (b) neither Teekay nor Teekay Offshore will own or operate LNG carriers and (c) neither Teekay LNG nor Teekay Offshore will own or operate crude oil tankers.
In addition, Teekay Tankers has agreed that Teekay may pursue business opportunities attractive to both parties and of which either party becomes aware. These business opportunities may include, among other things, opportunities to charter out, charter in or acquire oil tankers or to acquire tanker businesses.
Sales of vessels and project interests by Teekay to Teekay Tankers, Teekay Offshore and Teekay LNG
From time to time Teekay has sold to Teekay Tankers, Teekay Offshore and Teekay LNG vessels or interests in vessel owning subsidiaries or joint ventures. These transactions include those described under “Management’s discussion and analysis of financial condition and results of operations.”
Teekay currently has committed to the following vessel transactions with its public company subsidiaries:
•	To sell to Teekay LNG a 33% interest in the Angola LNG Project.
•
To sell to Teekay LNG for a total cost of approximately $94 million two technically advanced 12,000-cubic meter multi-gas newbuildings capable of carrying LNG, LPG or ethylene. This sale will occur upon delivery and purchase by Teekay of these vessels, which is scheduled for the first half of 2011. Upon delivery, each vessel will commence service under 15-year fixed-rate charters to I.M. Skaugen ASA.

•
To sell to Teekay Offshore existing FPSO units of Teekay Petrojarl that were servicing contracts in excess of three years in length as of July 9, 2008, the date on which Teekay Corporation acquired 100% of Teekay Petrojarl. Teekay Offshore, at its election, may acquire these units at any time until July 9, 2010. The purchase price for any such existing FPSO units would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the offshore vessels to Teekay Offshore.

•
To offer to Teekay Tankers a Suezmax tanker prior to June 18, 2010 at fair market value. Teekay Tankers used the net proceeds from its follow-on public offering in April 2010 to acquire from Teekay this additional Suezmax tanker, the Yamuna Spirit, in addition to two other vessels: a Suezmax tanker, the Kaveri Spirit, and an Aframax tanker, the Helga Spirit for the aggregate purchase price of approximately $168.7 million. As part of the purchase price for these vessels, Teekay Tankers issued to Teekay 2.6 million of unregistered common shares valued on a per-share basis at the public offering price of $12.25. Please read Item 5 — Operating and Financial Review and Prospects — Public Offerings by and Sale of Vessels to Teekay Tankers Ltd.

Time chartering and bareboat chartering arrangements
Teekay charters in from or out to its public company subsidiaries certain vessels, including the following charter arrangements:
•
Nine of OPCO’s conventional tankers are chartered out to Teekay subsidiaries under long-term time charters. Two of OPCO’s shuttle tankers are chartered out to Teekay subsidiaries under long-term bareboat charters. Pursuant to these charter contracts, OPCO earned voyage revenues of $142.6 million, $159.3 million, and $127.1 million, respectively, for 2007, 2008, and 2009.

•
From December 2008 to June 2009, OPCO entered into a bareboat charter contract to in-charter one shuttle tanker from a subsidiary Teekay. Pursuant to the charter contract, OPCO incurred time-charter hire expenses of $0.2 million and $3.4 million for the years ended December 31, 2008 and 2009, respectively.

•
During 2008, two of OPCO’s shuttle tankers were employed on single-voyage charters with a subsidiary of Teekay. Pursuant to these charter contracts, OPCO earned voyage revenues of $11.3 million for the year ended December 31, 2008.

•
From August 2008, Teekay has been chartering in from Teekay Tankers the tanker Nassau Spirit under a fixed-rate time charter currently scheduled to expire in August 2010. During 2008 and 2009, Teekay Tankers earned revenues of $4.9 million and $13.4 million, respectively, under this time-charter contract.

Services, management and pooling arrangements
Services agreements. In connection with their initial public offerings in May 2005 and December 2006, respectively, and subsequent thereto, Teekay LNG and Teekay Offshore and certain of their subsidiaries have entered into services agreements with certain other subsidiaries of Teekay, pursuant to which the other Teekay subsidiaries provide to Teekay LNG, Teekay Offshore and their subsidiaries administrative, advisory and technical and ship management services. These services are provided in a commercially reasonably manner and upon the reasonable request of the general partner or subsidiaries of Teekay LNG or Teekay Offshore, as applicable. The other Teekay subsidiaries that are parties to the services agreements provide these services directly or subcontract for certain of these services with other entities, including other Teekay subsidiaries. Teekay LNG and Teekay Offshore pay arm’s-length fees for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the other Teekay subsidiaries incur in providing these services. During 2007, 2008 and 2009, Teekay LNG and Teekay Offshore incurred $18.2 million, $29.5 million, and $35.1 million, and $53.0 million, $50.3 million, and $39.7 million, respectively, for these services.
Management agreement. In connection with its initial public offering, Teekay Tankers entered into the long-term management agreement with Teekay Tankers Management Services Ltd., a subsidiary of Teekay (the Manager). Subject to certain limited termination rights, the initial term of the management agreement will expire on December 31, 2022. If not terminated, the agreement will automatically renew for five-year periods. Termination fees are required for early termination by Teekay Tankers under certain circumstances. Pursuant to the management agreement, the Manager provides to Teekay Tankers the following types of services: commercial (primarily vessel chartering), technical (primarily vessel maintenance and crewing), administrative (primarily accounting, legal and financial) and strategic (primarily advising on acquisitions, strategic planning and general management of the business). The Manager has agreed to use its best efforts to provide these services upon Teekay Tankers’ request in a commercially reasonable manner and may provide these services directly to Teekay Tankers or subcontract for certain of these services with other entities, primarily other Teekay subsidiaries.
In return for services under the management agreement, Teekay Tankers pays the Manager an agreed-upon fee for commercial services (other than for Teekay Tankers vessels participating in pooling arrangements), a technical services fee equal to the average rate Teekay charges third parties to technically manage their vessels of a similar size, and fees for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. During 2007, 2008, and 2009, Teekay Tankers incurred $nil (following its initial public offering in December 2007), $6.6 million, and $5.6 million, respectively, for these services.
The management agreement also provides for the payment of a performance fee in order to provide the Manager an incentive to increase cash available for distribution to Teekay Tankers’ stockholders. During 2007, 2008, and 2009, Teekay Tankers incurred $nil (following its initial public offering in December 2007), $1.2 million, and $nil, respectively, for performance fees.
Pooling arrangements. Certain Aframax and Suezmax tankers of Teekay Tankers participate in vessel pooling arrangements managed by other Teekay subsidiaries. The pool managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of Teekay Tankers’ vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Teekay Tankers incurred pool management fees during 2007, 2008, 2009, of $0.1 million (following its initial public offering in December 2007), $2.2 million and $1.5 million, respectively.

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
Dividend Policy
Commencing with the quarter ended September 30, 1995, we declared and paid quarterly cash dividends in the amount of $0.1075 per share on our common stock. We increased our quarterly dividend from $0.1375 to $0.2075 per share in the fourth quarter of 2005, from $0.2075 to $0.2375 in the fourth quarter of 2006, from $0.2375 to $0.275 in the fourth quarter of 2007, and from $0.275 to $0.31625 in the fourth quarter of 2008. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock. Pursuant to our dividend reinvestment program, holders of common stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of common stock at then-prevailing market prices, but without brokerage commissions or service charges. All per-share data give effect to this stock split retroactively.
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
Significant Changes
Please read Item 18 — Financial Statements: Note 24 — Subsequent Events.
Item 9. The Offer and Listing
Our common stock is traded on the NYSE under the symbol “TK”. The following table sets forth the high and low sales prices for our common stock on the NYSE for each of the periods indicated.

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Years Ended	2009	2008	2007	2006	2005

High	$26.50	$54.71	$63.69	$46.50	$50.85
Low	11.35	10.95	42.20	35.16	36.50

	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
Quarters Ended	2010	2009	2009	2009	2009	2008	2008	2008

High	$27.14	$26.50	$22.50	$23.83	$23.13	$26.29	$45.17	$53.52
Low	20.42	19.19	16.81	12.50	11.35	10.95	22.68	42.69

	Mar. 31,	Feb. 28,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,
Months Ended	2010	2010	2010	2009	2009	2009

High	$25.19	$25.49	$27.14	$25.67	$25.59	$26.50
Low	22.72	20.42	23.03	23.19	19.19	20.63
Item 10. Additional Information
Memorandum and Articles of Association
Our Amended and Restated Articles of Incorporation, as amended, have been filed as exhibits 1.1 and 1.2 to our Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and are hereby incorporated by reference into this Annual Report. Our Bylaws have previously been filed as exhibit 2.3 to our Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on March 30, 2000, and are hereby incorporated by reference into this Annual Report.
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

(q)	Indenture dated January 27, 2010 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for U.S. $450,000,000 8.5% Senior Unsecured Notes due 2020.
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
Material U.S. Federal Income Tax Considerations
The following discussion summarizes certain material U.S. federal income tax considerations that may be relevant to stockholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations.
This discussion is limited to stockholders who hold their stock as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular stockholder in light of the stockholder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:
•	dealers in securities or currencies,
•	traders in securities that have elected the mark-to-market method of accounting for their securities,
•	persons whose functional currency is not the U.S. dollar,
•	persons holding our common stock as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,
•	certain U.S. expatriates,
•	financial institutions,
•	insurance companies,
•	persons subject to the alternative minimum tax,
•	persons that actually or under applicable constructive ownership rules own 10% or more of our common stock; and
•	entities that are tax-exempt for U.S. federal income tax purposes.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your own tax advisor about the U.S. federal income tax consequences of owning and disposing of the common stock.
This discussion does not address the tax considerations arising under the laws of any state, local or other jurisdiction. Each stockholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common stock.
United States Federal Income Taxation of U.S. Holders
As used herein, the term U.S. Holder means a beneficial owner of our common stock that is a U.S. citizen or U.S. resident alien, a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate whose income is subject to U.S. federal income taxation regardless of its source, or a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.
Distributions
Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock generally will be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock become ex-dividend; (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning after December 31, 2010 will be taxed at ordinary graduated tax rates.
Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend generally is a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10.0 percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Newly enacted legislation requires certain U.S. holders who are individuals, estates or trusts to pay a 3.8 percent tax on, among other things, dividends for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership of our common stock.
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75.0 percent of its gross income is “passive” income; or (ii) at least 50.0 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.”
There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code, and a recent unofficial IRS pronouncement issued to provide guidance to IRS field employees and examiners, which cites the Tidewater decision favorably in support of the conclusion that income derived by foreign taxpayers from time-chartering vessels engaged in the exploration for, or exploitation of, natural resources on the Outer Continental Shelf in the Gulf of Mexico is characterized as leasing or rental income for purposes of the income-sourcing provisions of the Code. However, we believe that the nature of our and our subsidiaries’ time chartering activities, as well as our and our subsidiaries’ time charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, based on our and our subsidiaries’ assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries assets, income or operations.
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
Additionally, as discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, U.S. Holders of PFICs may be subject to additional reporting requirements.
Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the holder’s timely filed U.S. federal income tax return (including extensions).
If a U.S. Holder has not made a timely QEF election with respect to the first year in the holder’s holding period of our common stock during which we qualified as a PFIC, the holder may be treated as having made a timely QEF election by filing a QEF election with the holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the holder would otherwise recognize if the holder sold the holder’s common stock on the “qualification date.” The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the holder’s holding period of our common stock during which we qualified as a PFIC and the holder did not make the deemed sale election described above, the holder will also be subject to the more adverse rules described below.
A U.S. Holder’s QEF election will not be effective unless we annually provide the holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.

Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common stock and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the holder’s common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.
If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such holder held our common stock and for which (i) we were not a QEF with respect to such holder and (ii) such holder did not make a timely mark-to-market election, such holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s common stock exceeds the holder’s adjusted tax basis in the common stock at the end of the first taxable year for which the mark-to-market election is in effect.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any “excess distribution” (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125.0 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (ii) any gain realized on the sale, exchange or other disposition of the stock. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;
•
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•
the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayers for that year; and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.
U.S. Holders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us and our subsidiaries, and the U.S. federal income tax consequences of making such elections.
Sale, Exchange or other Disposition of Common Stock
Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss generally will be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
Newly enacted legislation requires certain U.S. holders who are individuals, estates or trusts to pay a 3.8 percent tax on, among other things, capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their disposition of our common stock.
United States Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.
Distributions
Distributions we make to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we make will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions made to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.
Sale, Exchange or other Disposition of Common Stock
The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common stock generally is the same as described above regarding distributions. However, an individual Non-U.S. Holder may be subject to tax on gain resulting from the disposition of our common stock if the holder is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meet certain other requirements.

Backup Withholding and Information Reporting
In general, payments of distributions or the proceeds of a disposition of common stock to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:
•	fails to timely provide an accurate taxpayer identification number;
•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.
Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a return with the IRS.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but do not use these financial instruments for trading or speculative purposes, except as noted below under Spot Tanker Market Rate Risk. Please read Item 18 — Financial Statements: Note 15 — Derivative Instruments and Hedging Activities.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Singapore Dollar, Canadian Dollar, Australian Dollar, Australian Dollar, British Pound, Euro and Norwegian Kroner.
We reduce our exposure by entering into foreign currency forward contracts. In most cases we hedge a substantial majority of our net foreign currency exposure for the following 12 months. We generally do not hedge our net foreign currency exposure beyond 3 years forward.
As at December 31, 2009, we had the following foreign currency forward contracts:

	Expected Maturity Date
	2010	2011	Total	Total
	Contract	Contract	Contract	Fair value (1)
	Amount (1)	Amount (1)	Amount (1)	Asset (Liability)
Norwegian Kroner:	$158.3	$43.3	$201.6	$9.7
Average contractual exchange rate(2)	6.17	5.96	6.13
Euro:	$61.7	$11.0	$72.7	$(0.7)
Average contractual exchange rate(2)	0.69	0.69	0.69
Canadian Dollar:	$45.3	$3.9	$49.2	$2.0
Average contractual exchange rate(2)	1.10	1.07	1.10
British Pounds:	$45.8	$7.4	$53.2	$(0.5)
Average contractual exchange rate(2)	0.61	0.62	0.61

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at December 31, 2009, we had Euro-denominated term loans of 288.0 million Euros ($412.4 million) included in long-term debt and Norwegian Kroner-denominated deferred income taxes of approximately 80.5 million ($13.9 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our exposure to fluctuations in the Euro will not increase in the future.
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
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at December 31, 2009, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

								Fair
								Value
	Expected Maturity Date							Asset /
	2010	2011	2012	2013	2014	Thereafter	Total	(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	169.8	251.4	231.6	399.8	847.5	1,433.2	3,333.3	(3,033.4)	1.1%
Variable Rate (Euro) (3) (4)	12.9	227.5	7.3	7.8	8.4	148.5	412.4	(368.2)	1.1%

Fixed-Rate Debt ($U.S.)	48.5	224.3	48.0	47.6	47.6	257.5	673.5	(653.8)	6.1%
Average Interest Rate	5.2%	8.0%	5.2%	5.2%	5.2%	5.2%	6.1%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	9.6	185.5	—	—	—	—	195.1	(195.1)	7.4%
Average Interest Rate (8)	7.5%	7.4%	—	—	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	279.3	170.3	276.3	82.5	96.4	2,742.1	3,646.9	(330.6)	4.8%
Average Fixed Pay Rate (2)	4.3%	3.5%	3.1%	4.9%	4.8%	5.3%	4.8%
Contract Amount (Euro) (4) (10)	13.0	227.4	7.3	7.8	8.4	148.5	412.4	(10.6)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.7%	3.7%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which as of December 31, 2009, ranged from 0.3% to 3.25%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay our floating-rate debt.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2009.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 83.1 million Euros ($119.1 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at December 31, 2009, this amount was 84.3 million Euros ($120.8 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 18 — Financial Statements: Note 10 — Capital Lease Obligations and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at December 31, 2009 totaled $479.4 million, and the lease obligations, which as at December 31, 2009 totaled $470.1 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2009, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $455.4 million and $473.8 million, ($37.3) million and $36.7 million, and 4.9% and 4.8% respectively.

(7)
The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable (see Item 18 — Financial Statements: Note 10 — Capital Lease Obligations and Restricted Cash.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)	Includes interest rate swaps of $300.0 million and $200.0 million that have commencement dates of 2010 and 2011, respectively.
Commodity Price Risk
From time to time we use bunker fuel swap contracts as economic hedges to protect against changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. As at December 31, 2009, we were committed to contracts totaling 23,400 metric tonnes with a weighted-average price of $439.23 per tonne and a fair value asset of $0.6 million. The fuel swap contracts expire between January and December 2010.
Spot Tanker Market Rate Risk
We use forward freight agreements (or FFAs) as economic hedges to protect against changes in spot tanker market rates earned by some of our vessels in our spot tanker segment. FFAs involve contracts to move a theoretical volume of freight at fixed-rates. As at December 31, 2009, the FFAs, had an aggregate notional value of $30.5 million, which is an aggregate of both long and short positions, and a net fair value liability of $0.5 million. The FFAs expire between January 2010 and December 2010.
We use FFAs in speculative transactions to increase or decrease our exposure to spot tanker market rates, within strictly defined limits. Historically, we have used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decrease this exposure. We believe that we can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at December 31, 2009, we were not committed to any speculative related FFAs.
Item 12. Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (or the Exchange Act)) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2009.
During 2009, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining for us adequate internal controls over financial reporting.
Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting includes those policies and procedures that, 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2009.
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
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2009 and 2008 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees Teekay Corporation and our subsidiaries paid or accrued for audit and other services provided by Ernst & Young LLP for 2009 and 2008.

Fees	2009	2008

Audit Fees (1)	$6,082,000	$6,744,000
Audit-Related Fees (2)	269,000	20,400
Tax Fees (3)	120,000	235,400
All Other Fees (4)	4,000	2,500

Total	$6,475,000	$7,002,300

(1)
Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries including professional services in connection with the review of our regulatory filings for public offerings of our subsidiaries. Audit fees for 2009 and 2008 include approximately $1,060,000 and $1,375,900, respectively, of fees paid to Ernst & Young LLP by Teekay LNG that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG. Audit fees for 2009 and 2008 include approximately $1,335,000 and $1,356,000, respectively, of fees paid to Ernst & Young LLP by our subsidiary Teekay Offshore that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay Offshore. Audit fees for 2009 and 2008 include approximately $383,000 and $489,900, respectively, of fees paid to Ernst & Young LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.

(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, divestitures and other attestation services.

(3)	For 2009 and 2008, respectively, tax fees principally included international tax planning fees, corporate tax compliance fees and personal and expatriate tax services fees.

(4)	All other fees principally include subscription fees to an internet database of accounting information.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2009.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In October 2008, we announced that our Board of Directors has authorized the repurchase of up to $200 million of shares of our common stock. No shares of our common stock were repurchased related to this program for the period covered by this report.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
There are no significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the listing requirements of the New York Stock Exchange.
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

2.6	Exchange and Registration Rights Agreement dated December 6, 2001 between Teekay Corporation and Goldman, Sachs & Co. (4)
2.7	Specimen of Teekay Corporation’s 8.875% Senior Notes due 2011. (3)
2.8	Indenture dated as of January 27, 2010 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for US $450,000,000 8.5% Senior Notes due 2020. (17)
4.1	1995 Stock Option Plan. (2)
4.2	Amendment to 1995 Stock Option Plan. (5)
4.3	Amended 1995 Stock Option Plan. (6)
4.4	2003 Equity Incentive Plan. (7)
4.5	Annual Executive Bonus Plan. (8)
4.6	Vision Incentive Plan. (9)
4.7	Form of Indemnification Agreement between Teekay and each of its officers and directors. (2)
4.8	Rights Agreement, dated as of September 8, 2000 between Teekay Corporation and The Bank of New York, as Rights Agent. (10)
4.9	Agreement dated June 26, 2003 for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (11)
4.10	Agreement dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC. (8)
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

(5)	Previously filed as an exhibit to the Company’s Form 6-K (File No. 1-12874), filed with the SEC on May 2, 2000, and hereby incorporated by reference to such Report.

(6)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Annual Report.

(7)
Previously filed as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-119564), filed with the SEC on October 6, 2004, and hereby incorporated by reference to such Registration Statement.

(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 8, 2005, and hereby incorporated by reference to such Report.

(9)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 10, 2006, and hereby incorporated by reference to such Report.

(10)	Previously filed as an exhibit to the Company’s Form 8-A (File No. 1-12874), filed with the SEC on September 11, 2000, and hereby incorporated by reference to such Annual Report.

(11)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 14, 2003, and hereby incorporated by reference to such Report.

(12)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on December 21, 2006, and hereby incorporated by reference to such Report.

(13)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 11, 2008, and hereby incorporated by reference to such Report.

(14)	Previously filed as an exhibit to the Company’s Schedule TO — T/A, filed with the SEC on May 18, 2007, and hereby incorporated by reference to such schedule.

(15)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.

(16)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and hereby incorporated by reference to such Report.

(17)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on January 27, 2010, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY CORPORATION
By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Dated: April 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
TEEKAY CORPORATION
We have audited the accompanying consolidated balance sheets of Teekay Corporation (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), changes in total equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Corporation at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1 to the consolidated financial statements, in 2009, the Company adopted an amendment to FASB ASC 810 Consolidation, related to the accounting for non-controlling interests in the consolidated financial statements.
As discussed in Note 1 to the consolidated financial statements, in 2009 the Company changed its method of presentation for realized and unrealized gain (loss) on non-designated derivative instruments.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay Corporation’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada, April 29, 2010	/s/ ERNST & YOUNG LLP Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
TEEKAY CORPORATION
We have audited Teekay Corporation’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Teekay Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Teekay Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Teekay Corporation as of December 31, 2009 and 2008 and the related consolidated statements of income (loss), changes in total equity and cash flows for each of the three years in the period ended December 31, 2009 and our report dated April 29, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada, April 29, 2010	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share amounts)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

REVENUES (note 2)	2,172,049	3,229,443	2,387,625

OPERATING EXPENSES
Voyage expenses	294,091	758,388	531,073
Vessel operating expenses (note 15)	602,117	639,948	470,433
Time-charter hire expense (note 15)	429,321	612,089	467,973
Depreciation and amortization	437,176	418,802	329,113
General and administrative (note 15)	212,483	240,570	246,534
Loss (gain) on sale of vessels and equipment — net of write-downs (notes 18a and 18b)	12,629	(50,267)	(16,531)
Goodwill impairment charge (note 6)	—	334,165	—
Restructuring charge (note 20)	14,444	15,629	—

Total operating expenses	2,002,261	2,969,324	2,028,595

Income from vessel operations	169,788	260,119	359,030

OTHER ITEMS
Interest expense (note 15)	(141,448)	(290,933)	(294,848)
Interest income (note 15)	19,999	97,111	101,199
Realized and unrealized gain (loss) on non-designated derivative instruments (note 15)	140,046	(567,074)	(45,322)
Equity income (loss) from joint ventures (note 16b)	52,242	(36,085)	(12,404)
Foreign exchange (loss) gain (notes 8 and 15)	(20,922)	24,727	(61,571)
Other income (loss) (note 14)	12,961	(3,935)	23,170

Net income (loss) before income taxes	232,666	(516,070)	69,254
Income tax (expense) recovery (note 21)	(22,889)	56,176	3,192

Net income (loss)	209,777	(459,894)	72,446
Less: Net income attributable to non-controlling interests	(81,365)	(9,561)	(8,903)

Net income (loss) attributable to stockholders of Teekay Corporation	128,412	(469,455)	63,543

Per common share of Teekay Corporation (note 19)
• Basic earnings (loss) attributable to stockholders of Teekay Corporation	1.77	(6.48)	0.87
• Diluted earnings (loss) attributable to stockholders of Teekay Corporation	1.76	(6.48)	0.85
• Cash dividends declared	1.2650	1.1413	0.9875
Weighted average number of common shares outstanding (note 19)
• Basic	72,549,361	72,493,429	73,382,197
• Diluted	73,058,831	72,493,429	74,735,356
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31, 2009	December 31, 2008
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	422,510	814,165
Restricted cash (note 10)	36,068	35,841
Accounts receivable, including non-trade of $19,521 (2008 — $46,422)	234,676	300,462
Vessels held for sale (note 18a)	10,250	69,649
Net investment in direct financing leases (note 9)	27,210	22,941
Prepaid expenses	90,749	117,651
Current portion of derivative assets (note 15)	29,996	13,078
Other assets	12,919	20,716

Total current assets	864,378	1,394,503

Restricted cash — long-term (note 10)	579,243	614,715

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,673,380 (2008 — $1,351,786)	5,793,864	5,784,597
Vessels under capital leases, at cost, less accumulated amortization of $138,569 (2008 — $106,975) (note 10)	903,521	928,795
Advances on newbuilding contracts (notes 16a and 16b)	138,212	553,702

Total vessels and equipment	6,835,597	7,267,094

Net investment in direct financing leases — non-current (note 9)	485,202	56,567
Marketable securites	18,904	13,067
Loans to joint ventures, bearing interest between 4.4% to 6.5% (2008 — 4.4% to 8.0%)	21,998	28,019
Derivative assets (note 15)	18,119	154,248
Investment in joint ventures (note 16b)	139,790	103,956
Other non-current assets	130,624	114,873
Intangible assets — net (note 6)	213,870	264,768
Goodwill (note 6)	203,191	203,191

Total assets	9,510,916	10,215,001

LIABILITIES AND EQUITY
Current
Accounts payable	57,242	59,973
Accrued liabilities (notes 7 and 20)	321,890	315,987
Current portion of derivative liabilities (note 15)	136,454	166,725
Current portion of long-term debt (note 8)	231,209	245,043
Current obligation under capital leases (note 10)	41,016	147,616
Current portion of in-process revenue contracts (note 6)	56,758	74,777
Loan from joint venture partners	1,294	21,019

Total current liabilities	845,863	1,031,140

Long-term debt, including amounts due to joint venture partners of $16,410 (2008 — $17,343) (note 8)	4,187,962	4,707,749
Long-term obligation under capital leases (note 10)	743,254	669,725
Derivative liabilities (note 15)	223,025	676,540
Deferred income taxes (note 21)	5,112	6,182
Asset retirement obligation	22,092	18,977
In-process revenue contracts (note 6)	187,602	243,088
Other long-term liabilities	200,336	209,195

Total liabilities	6,415,246	7,562,596

Commitments and contingencies (notes 9, 10, 15 and 16)

Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,694,345 shares outstanding (2008 — 72,512,291); 73,193,545 shares issued (2008 — 73,011,488)) (note 12)	656,193	642,911
Retained earnings	1,585,431	1,507,617
Non-controlling interest	855,580	583,938
Accumulated other comprehensive loss (note 1)	(1,534)	(82,061)

Total equity	3,095,670	2,652,405

Total liabilities and equity	9,510,916	10,215,001

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	209,777	(459,894)	72,446
Non-cash items:
Depreciation and amortization	437,176	418,802	329,113
Amortization of in-process revenue contracts	(75,977)	(74,425)	(70,979)
Gain on sale of marketable securities	—	(4,576)	(9,577)
Gain on sale of vessels and equipment	(27,683)	(100,392)	(16,531)
Write-down of marketable securities	—	20,157	—
Write-down for impairment of goodwill	—	334,165	—
Write-down of intangible assets and other	16,105	9,748	—
Write-down of vessels and equipment	24,221	40,377	—
Loss on repurchase of bonds	566	1,310	947
Equity (income) loss, net of dividends received	(49,299)	30,352	11,419
Income tax expense (recovery)	22,889	(56,176)	(3,192)
Employee stock option compensation	11,255	14,117	9,676
Foreign exchange loss (gain) and other	21,745	(49,880)	11,325
Unrealized (gains) losses on derivative instruments	(293,174)	530,283	99,055
Change in operating assets and liabilities (note 17a)	148,655	(28,816)	(43,871)
Expenditures for drydocking	(78,005)	(101,511)	(85,403)

Net operating cash flow	368,251	523,641	304,428

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	1,194,037	2,208,715	4,164,308
Debt issuance costs	(11,745)	(8,425)	(14,135)
Scheduled repayments of long-term debt	(156,315)	(328,570)	(220,082)
Prepayments of long-term debt	(1,583,852)	(1,306,309)	(1,958,382)
Repayments of capital lease obligations	(37,248)	(33,176)	(30,999)
Proceeds from loans from joint venture partner	649	26,338	44,185
Repayment of loans from joint venture partner	(24,140)	(4,104)	(68,968)
Decrease in restricted cash	38,953	23,955	24,322
Net proceeds from issuance of Teekay LNG Partners L.P. units (note 5)	158,996	148,345	84,185
Net proceeds from issuance of Teekay Offshore Partners L.P. units (note 5)	102,009	141,484	—
Net proceeds from issuance of Teekay Tankers Ltd. Class A shares (note 5)	65,556	—	208,186
Issuance of Common Stock upon exercise of stock options	2,007	4,224	34,508
Repurchase of Common Stock	—	(20,512)	(80,430)
Distribution from subsidiaries to non-controlling interests	(109,942)	(91,794)	(49,411)
Cash dividends paid	(91,747)	(82,877)	(72,499)
Other financing activities	—	(1,210)	—

Net financing cash flow	(452,782)	676,084	2,064,788

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(495,214)	(716,765)	(910,304)
Proceeds from sale of vessels and equipment	219,834	331,611	214,797
Purchases of marketable securities	—	(542)	(59,165)
Proceeds from sale of marketable securities	—	11,058	57,093
Proceeds from sale of interest in Swift Product Tanker Pool (note 18a)	—	44,377	—
Purchase of 50% of OMI Corporation, net of cash acquired of $577 (note 4)	—	—	(1,108,216)
Acquisition of additional 35.3% of Teekay Petrojarl ASA (note 3)	—	(304,949)	(1,210)
Investment in joint ventures	(7,426)	(1,204)	(16,975)
Advances to joint ventures	(1,369)	(260,424)	(479,242)
Collections of loans from joint ventures	—	30,484	—
Investment in direct financing lease assets	(25,526)	(535)	(13,947)
Direct financing lease payments received	1,084	22,203	21,151
Other investing activities	1,493	16,453	25,560

Net investing cash flow	(307,124)	(828,233)	(2,270,458)

(Decrease) increase in cash and cash equivalents	(391,655)	371,492	98,758
Cash and cash equivalents, beginning of the year	814,165	442,673	343,914

Cash and cash equivalents, end of the year	422,510	814,165	442,672

Supplemental cash flow information (note 17)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars)

	TOTAL EQUITY
		Common		Accumulated
	Thousands	Stock and		Other
	of Common	Additional		Comprehensive	Non-
	Shares	Paid-in	Retained	Income	controlling
	Outstanding	Capital	Earnings	(Loss)	Interest	Total
	#	$	$	$	$	$
Balance as at December 31, 2006	72,832	596,712	1,916,835	5,600	461,887	2,981,034

Net income			63,543		8,903	72,446
Other comprehensive income:
Unrealized gain on marketable securities				19,612		19,612
Pension adjustments, net of taxes (notes 1 and 22)				(6,278)		(6,278)
Unrealized net gain on qualifying cash flow hedging instruments (note 15)				6,231	149	6,380
Reclassification adjustment for gain on marketable securities				(17,887)		(17,887)
Realized net gain on qualifying cash flow hedging instruments (note 15)				(2,711)	(31)	(2,742)

Comprehensive income					9,021	71,531

Dividends declared			(72,508)		(49,411)	(121,919)
Reinvested dividends	1	9				9
Change in accounting policy (note 1)			(1,011)			(1,011)
Exercise of stock options	1,435	34,508				34,508
Issuance of Common Stock	15	589				589
Repurchase of Common Stock (note 12)	(1,511)	(12,708)	(67,722)			(80,430)
Employee stock option compensation (note 12)		9,676				9,676
Dilution gain on public offerings of Teekay LNG and Teekay Tankers and other (note 5)			183,464			183,464
Addition of non-controlling interest from unit and share issuances and other					122,842	122,842

Balance as at December 31, 2007	72,772	628,786	2,022,601	4,567	544,339	3,200,293

Net (loss) income			(469,455)		9,561	(459,894)
Other comprehensive income (loss):
Unrealized loss on marketable securities, net of realized gains				(21,449)		(21,449)
Pension adjustments, net of taxes (notes 1 and 22)				(17,060)	(1,058)	(18,118)
Unrealized net loss on qualifying cash flow hedging instruments (note 15)				(86,333)	(9,077)	(95,410)
Reclassification adjustment for loss on marketable securities				14,123		14,123
Realized net loss on qualifying cash flow hedging instruments (note 15)				24,091	424	24,515

Comprehensive loss					(150)	(556,233)

Dividends declared			(82,889)		(91,794)	(174,683)
Reinvested dividends	1	12				12
Exercise of stock options	179	4,224				4,224
Issuance of Common Stock	59	1,252				1,252
Repurchase of Common Stock (note 12)	(499)	(4,228)	(16,284)			(20,512)
Employee stock option compensation (note 12)		12,865				12,865
Petrojarl acquisition and other					(99,047)	(99,047)
Dilution gain on public offerings of Teekay Offshore and Teekay LNG (note 5)			53,644			53,644
Addition of non-controlling interest from unit and share issuances and other issuances and other					230,590	230,590

Balance as at December 31, 2008	72,512	642,911	1,507,617	(82,061)	583,938	2,652,405

Net income			128,412		81,365	209,777
Other comprehensive income (loss):
Unrealized gain on marketable securities				5,837		5,837
Pension adjustments, net of taxes (notes 1 and 22)				13,044		13,044
Unrealized net gain on qualifying cash flow hedging instruments (note 15)				39,279	6,715	45,994
Realized net loss on qualifying cash flow hedging instruments (note 15)				22,367	2,280	24,647

Comprehensive income					90,360	299,299

Dividends declared			(91,767)		(109,942)	(201,709)
Reinvested dividends	2	20				20
Exercise of stock options	180	2,007				2,007
Employee stock option compensation (note 12)		11,255				11,255
Dilution gain on public offerings of Teekay LNG, Teekay Offshore and Teekay Tankers (note 5)			41,169			41,169
Addition of non-controlling interest from unit and share issuances and other					291,224	291,224

Balance as at December 31, 2009	72,694	656,193	1,585,431	(1,534)	855,580	3,095,670

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
1.	Summary of Significant Accounting Policies
Basis of presentation
The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of The Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Significant intercompany balances and transactions have been eliminated upon consolidation.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given the current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts.
Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period, primarily relating to the presentation of realized and unrealized gains (losses) on non-designated derivative instruments as further described in Note 15 of the notes to the consolidated financial statements.
The Company evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were issued.
Reporting currency
The consolidated financial statements are stated in U.S. Dollars. The functional currency of the Company is U.S. Dollars because the Company operates in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income (loss).
Operating revenues and expenses
The Company recognizes revenues from time-charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is off-hire. When the time-charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenue only after meeting the profit sharing or other contingent threshold. All revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Revenues from floating production storage and offtake (or FPSO) service contracts are recognized as service is performed. Certain of the Company’s FPSO units receive incentive-based revenue, which is recognized when earned by fulfillment of the applicable performance criteria. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.
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
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at December 31, 2009, 2008, and 2007.

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
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for crude oil tankers, 25 to 30 years for FPSO units and 35 years for liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years or 35 years, respectively. Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases. Depreciation of vessels and equipment, excluding amortization of drydocking expenditures, for the years ended December 31, 2009, 2008 and 2007 aggregated $362.3 million, $340.7 million and $279.7 million, respectively, of which $31.6 million, $31.6 million and $30.9 million relate to amortization of vessels accounted for as capital leases.
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
Interest costs capitalized to vessels and equipment for the years ended December 31, 2009, 2008, and 2007, aggregated $14.0 million, $32.5 million and $35.0 million, respectively.
Effective January 1, 2008, the Company increased its estimate of the residual value of its vessels due to an increase in the estimated scrap rate per lightweight ton from $150 per lightweight ton to $325 per lightweight ton. The Company’s estimate of salvage values took into account the then current scrap prices and the historical scrap rates over the five years prior to December 31, 2007. As a result, depreciation and amortization expense has decreased by $14.2 million and $13.2 million, and net income has increased by $14.2 million and $13.2 million, or $0.20 per share and $0.18 per share for the year ended December 31, 2009 and 2008, respectively.
Generally, the Company drydocks each vessel every two and a half to five years. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis over its estimated useful life, which typically is from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s operating efficiency. The Company expenses costs related to routine repairs and maintenance performed during drydocking that do not improve operating efficiency or extend the useful lives of the assets and for annual class survey costs on the Company’s FPSO units. Amortization of drydocking expenditures for the years ended December 31, 2009, 2008 and 2007, aggregated $62.0 million, $42.4 million and $29.3 million, respectively.
Drydocking activity included in vessels and equipment on the consolidated balance sheets for the three years ended December 31, 2009, 2008, and 2007, is summarized as follows:

	Year Ended December 31,
	2009	2008	2007

Balance at January 1,	154,613	98,925	57,030
Costs incurred for drydocking	79,482	98,092	71,181
Drydock amortization	(62,042)	(42,404)	(29,286)

Balance at December 31,	172,053	154,613	98,925

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
Direct financing leases
The Company employs a number of vessels on long-term time charters and assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products. The long-term time-charters and the leasing of the VOC Equipment is accounted for as a direct financing lease, with lease payments received by the Company being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.
Investment in joint ventures
Investments in companies over which the Company exercises significant influence, but does not control are accounted for using the equity method, whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings or loss and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The excess carrying value of the Company’s investment over its underlying equity in the net assets is included in the consolidated balance sheet as investment in joint ventures. An impairment is recognized if there has been a decrease in value of the investment below its carrying value that is other than temporary.
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
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and whether the contract qualifies for hedge accounting. The Company generally does not apply hedge accounting to its derivative instruments, except for certain foreign exchange currency contracts.
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
For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income (loss) in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item (e.g. general and administrative expense). If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to earnings.
For derivative financial instruments that are not designated or that do not qualify as hedges under FASB ASC 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt, capital lease obligations, restricted cash deposits, non-designated bunker fuel swap contracts and forward freight agreements, and non-designated foreign exchange currency forward contracts are recorded in realized and unrealized gain (loss) on non-designated derivative instruments. Gains and losses from the Company’s hedge accounted foreign currency forward contracts are recorded primarily in vessel operating expenses and general and administrative expense.
Goodwill and intangible assets
Goodwill and indefinite-lived intangible assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Intangible assets with finite lives are amortized over their useful lives. Intangible assets with finite lives are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The Company’s amortizable intangible assets consist primarily of acquired time-charter contracts, contracts of affreightment, and time-charter contracts, vessel purchase options, and a Suezmax tanker pool agreement. The value ascribed to the time-charter contracts and contracts of affreightment are being amortized over the life of the associated contract, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts. The value ascribed to the Suezmax tanker pool agreement is being amortized on a straight-line basis over the expected term of the agreement.
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
The Company records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related equipment. Each period, the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability. As at December 31, 2009, the ARO and associated receivable, which is recorded in other non-current assets, from third parties were $22.1 million and $6.5 million, respectively (2008 — $19.0 million and $2.7 million, respectively).
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
Issuance of shares or units by subsidiaries
The Company accounts for dilution gains or losses from the issuance of shares or units by its subsidiaries as an adjustment to retained earnings.
Accounting for share-based payments
The compensation cost of the Company’s stock options is primarily included in general and administrative expense. For stock options subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award.
The Company grants restricted stock units as incentive-based compensation to certain employees and directors. Each restricted stock unit is equal in value to one share of the Company’s Common Stock plus reinvested dividends from the grant date to the vesting date. Upon vesting, the value of these restricted stock units is paid to each grantee in the form of cash or shares. The Company recognizes the cost of each tranche over the period from the grant date to the vesting date of each tranche. The cost of these restricted stock units is included in general and administrative expense or additional paid in capital.
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
In 2008, if the VIP’s award pool had a cumulative positive balance based on the Economic Profit contributions for the preceding three years, an interim distribution may be made to certain participants in an amount not greater than half of their share of the award pool from Economic Profit contributions and to certain participants up to 100% of their share of the award pool from Economic Profit contributions. In 2011, the balance of the VIP award pool will be distributed to the participants. An interim distribution from the award pool with a value of $13.3 million was paid in March 2008 in restricted stock units, with vesting of the interim distribution in three equal amounts on November 2008, November 2009 and November 2010. In September 2009, 187,400 restricted stock units, with a two-year bullet vesting, were granted as the June 2009 New Participants Reserve Pool (NPRP) allocation under the VIP. At least 50% of any distribution from the balance of the VIP award pool in 2011 must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.
The fair value of the VIP, excluding any portion not expected to vest, is recognized over the vesting periods. Participants that resign, retire or have their employment terminated, forfeit all rights to any distribution that is approved by the Board subsequent to their termination date. The fair value of the VIP is measured on the grant date and is remeasured at each reporting date thereafter. To comply with the provisions for fair value measurement, the Company has prepared a model to estimate the fair value of the VIP considering both the Economic Profit and MVA components. For each period, the assumptions used in the model are updated to take into account actual results, then current facts, information, business plans and the impacts of historical volatility on future estimates. During the year ended December 31, 2009, the Company recorded an expense (recovery) from the VIP of $0.6 million ($(23.6) million — 2008 and $9.7 million — 2007), which is included in general and administrative expense. As at December 31, 2009 and 2008, the VIP liability was nil.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Income taxes
The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.
In July 2006, FASB issued an interpretation clarifying the accounting for uncertainty in income taxes recognized in the financial statements. The interpretation requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. The Company adopted this interpretation as of January 1, 2007. The adoption did not have material impact on the Company’s financial position and results of operations. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.
The Company believes that it and its subsidiaries are not subject to taxation under the laws of the Republic of The Marshall Islands or Bermuda, or that distributions by its subsidiaries to the Company will be subject to any taxes under the laws of such countries, and that it qualifies for the Section 883 exemption under U.S. federal income tax purposes.
Accumulated other comprehensive (loss) income
The Company follows the standards for reporting and displaying other comprehensive income (loss) and its components in the consolidated financial statements. As at December 31, 2009, 2008, and 2007, the Company’s accumulated other comprehensive (loss) income consisted of the following components:

	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$
Unrealized gain (loss) on derivative instruments	2,923	(58,723)	3,520
Pension adjustments, net of tax recoveries of $925 (2008 — $3,585, 2007 — $76)	(10,294)	(23,338)	(6,278)
Unrealized gain on available for sale marketable securities	5,837	—	7,325

	(1,534)	(82,061)	4,567

Employee pension plans
The Company has several defined contribution pension plans covering the majority of its employees. Pension costs associated with the Company’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. The Company also has a number of defined benefit pension plans covering certain of its employees. The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The overfunded or underfunded status of the defined benefit pension plans are recognized as assets or liabilities in the consolidated balance sheet. The Company recognizes as a component of other comprehensive income the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs.
Earnings per common share
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock awards using the treasury stock method.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Adoption of New Accounting Pronouncements
a)
In January 2009, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidation, which requires the Company to make certain changes to the presentation of our financial statements. This amendment requires that non-controlling interests in subsidiaries held by parties other than the Company be identified, labeled and presented in the statement of financial position within equity, but separate from the stockholders’ equity. This amendment requires that the amount of consolidated net income (loss) attributable to the stockholders and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). In addition, this amendment provides for consistency regarding changes in stockholders’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. Except for the presentation and disclosure provisions of this amendment, which were adopted retrospectively to the Company’s consolidated financial statements, this amendment was adopted prospectively.

Consolidated net income (loss) attributable to the stockholders of Teekay Corporation would have been different in the twelve months ended December 31, 2009, had the amendment to FASB ASC 810 not been adopted. Losses attributable to the non-controlling interest that exceed the entities’ equity capital would have been charged against the majority interest, as there was no obligation of the non-controlling interest to cover such losses. However, if future earnings do materialize, the majority interest should have been credited to the extent of such losses previously absorbed. Pro forma consolidated net income attributable to the stockholders of Teekay Corporation and pro forma earnings per share had the amendment to FASB ASC 810 not been adopted are as follows:

Twelve Months Ended
December 31, 2009
(Unaudited)
$

Pro forma net income attributable to the stockholders of Teekay Corporation	136,803

Pro forma earnings per share:
Basic	1.89
Diluted	1.87
b)
In January 2009, the Company adopted an amendment to FASB ASC 805, Business Combinations. This amendment requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This amendment also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, this amendment requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, to be recognized separately from the business combination. This amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this amendment did not have a material impact on the consolidated financial statements.

c)
In January 2009, the Company adopted an amendment to FASB ASC 323, Investments — Equity Method and Joint Ventures, which addresses the accounting for the acquisition of equity method investments for changes in ownership levels. The adoption of this amendment did not have a material impact on the consolidated financial statements.

d)
In January 2009, the Company adopted an amendment to FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. The Company’s adoption of this amendment did not have a material impact on the consolidated financial statements. See Note 11 of the notes to the consolidated financial statements.

e)
In January 2009, the Company adopted an amendment to FASB ASC 815, Derivatives and Hedging, which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures. See Note 15 of the notes to the consolidated financial statements.

f)
In January 2009, the Company adopted an amendment to FASB ASC 350, Intangibles - Goodwill and Other, which amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset. The adoption of this amendment did not have a material impact on the consolidated financial statements.

g)
In April 2009, the Company adopted an amendment to FASB ASC 825, Financial Instruments, which requires disclosure of the fair value of financial instruments to be disclosed on a quarterly basis and that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments. See Note 11 of the notes to the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
h)
In April 2009, the Company adopted an amendment to FASB ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This amendment requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This amendment is effective for interim and annual reporting periods ending after June 15, 2009. In February 2010, the FASB further amended FASB ASC 855 to require a SEC filer to evaluate subsequent events through the date the financial statements are issued and to exempt a SEC filer from disclosing the date through which subsequent events have been evaluated. The adoption of these amendments did not have a material impact on the consolidated financial statements. See Note 24 of the notes to the consolidated financial statements.

i)
In June 2009, the FASB issued the FASB ASC effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative. The Company adopted the ASC on July 1, 2009, and incorporated it in the notes to the consolidated financial statements.

j)
In August 2009, the FASB issued an amendment to FASB ASC 820 Fair Value Measurements and Disclosures that clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. This amendment was effective for the Company on October 1, 2009. The adoption of this ASC did not have a material impact on the consolidated financial statements.

2.	Segment Reporting
The Company is primarily engaged in the international marine transportation of crude oil and clean petroleum products through the operation of its tankers, and of LNG and LPG through the operation of its tankers and LNG and LPG carriers, and in the offshore processing and storage of crude oil. The Company’s revenues are earned in international markets.
The Company has four operating segments: its shuttle tanker and floating storage and offtake (or FSO) segment (or Teekay Navion Shuttle Tankers and Offshore), its FPSO segment (or Teekay Petrojarl), its liquefied gas segment (or Teekay Gas Services) and its conventional tanker segment (or Teekay Tanker Services). The Company’s shuttle tanker and FSO segment consists of shuttle tankers and FSO units. The Company’s FPSO segment consists of FPSO units and other vessels used to service its FPSO contracts. The Company’s liquefied gas segment consists of LNG and LPG carriers. The Company’s conventional tanker segment consists of conventional crude oil and product tankers that are subject to either long-term, fixed-rate time-charter contracts, operate in the spot tanker market are subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments is the same as those used in the preparation of the Company’s consolidated financial statements.
The following tables present results for these segments for the years ended December 31, 2009, 2008 and 2007.

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
Year ended December 31, 2009	Segment	Segment	Segment	Segment	Total

Revenues	583,320	390,576	246,472	951,681	2,172,049
Voyage expenses	86,499	—	1,018	206,574	294,091
Vessel operating expenses	170,312	197,480	49,466	184,859	602,117
Time-charter hire expense	113,786	—	—	315,535	429,321
Depreciation and amortization	122,630	102,316	59,868	152,362	437,176
General and administrative (1)	54,074	37,652	21,245	99,512	212,483
Loss on sale of vessels and equipment, net of write-downs	1,902	—	—	10,727	12,629
Restructuring charge	7,032	—	4,177	3,235	14,444

Income (loss) from vessel operations	27,085	53,128	110,698	(21,123)	169,788

Segment assets	1,670,921	1,227,438	2,862,534	2,879,422	8,640,315

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
Year ended December 31, 2008	Segment	Segment	Segment	Segment	Total

Revenues	705,461	383,752	221,930	1,918,300	3,229,443
Voyage expenses	171,599	—	1,009	585,780	758,388
Vessel operating expenses	173,067	216,998	48,185	201,698	639,948
Time-charter hire expense	134,100	—	—	477,989	612,089
Depreciation and amortization	117,198	91,734	58,371	151,499	418,802
General and administrative (1)	56,831	50,918	23,072	109,749	240,570
Goodwill impairment charge (note 6)	—	334,165	—	—	334,165
(Gain) loss on sale of vessels and equipment, net of write-downs	(3,771)	12,019	—	(58,515)	(50,267)
Restructuring charge	10,645	—	634	4,350	15,629

Income (loss) from vessel operations	45,792	(322,082)	90,659	445,750	260,119

Segment assets	1,722,432	1,334,642	2,919,194	2,887,129	8,863,397

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
Year ended December 31, 2007	Segment	Segment	Segment	Segment	Total

Revenues	642,047	350,279	166,981	1,228,318	2,387,625
Voyage expenses	117,571	—	109	413,393	531,073
Vessel operating expenses	127,691	171,106	30,239	141,397	470,433
Time-charter hire expense	160,993	—	—	306,980	467,973
Depreciation and amortization	104,936	68,047	46,018	110,112	329,113
General and administrative (1)	60,293	40,173	20,521	125,547	246,534
Gain on sale of vessels and equipment, net of write-downs	(16,531)	—	—	—	(16,531)

Income from vessel operations	87,094	70,953	70,094	130,889	359,030

Segment assets	1,761,547	1,426,088	3,366,049	2,761,941	9,315,625

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to amounts presented in the accompanying consolidated balance sheets is as follows:

	December 31,	December 31,
	2009	2008
	$	$
Total assets of all operating segments	8,640,315	8,863,397
Cash and restricted cash	422,510	817,969
Accounts receivable and other assets	448,091	533,635

Consolidated total assets	9,510,916	10,215,001

StatoilHydro ASA, an international oil company, accounted for 16% ($346.6 million) of the Company’s consolidated revenues during the year ended December 31, 2009. The same customer accounted for 14% ($443.5 million) of the Company’s consolidated revenues during 2008 and 20% ($472.3 million) during 2007. No other customer accounted for over 10% of the Company’s consolidated revenues during any of those years. Revenues from StatoilHydro were primarily earned by the shuttle tanker and FSO, FPSO and conventional tanker segments.
3.	Acquisition of Additional 35.3% of Teekay Petrojarl ASA
As of October 1, 2006, the Company acquired a 64.7% interest in Petrojarl ASA (subsequently renamed Teekay Petrojarl AS, or Teekay Petrojarl). In June and July 2008, the Company acquired the remaining 35.3% interest (26.5 million common shares) in Teekay Petrojarl for a total purchase price of $304.9 million. This remaining interest was paid in cash. As a result of these transactions, the Company owns 100% of Teekay Petrojarl. The acquisition of the remaining 35.3% interest has been accounted for using the purchase method of accounting, based upon estimates of fair value. As of the date of the acquisition of the non-controlling interest in Teekay Petrojarl, the historical cost basis of the non-controlling interest was reduced to the extent of the percentage interest sold and the assets and liabilities of Teekay Petrojarl were adjusted to fair value, for the share Teekay Petrojarl acquired. The difference between these adjustments and the purchase price has been allocated to goodwill.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The following table summarizes the changes to the carrying values of Teekay Petrojarl as a result of the acquisition of the remaining 35.3% of Teekay Petrojarl:

At June 30,
2008
$
ASSETS
Vessels and equipment	211,021
Other assets — long-term	(3,575)
Intangible assets subject to amortization	353
Goodwill (FPSO segment)	105,842

Total assets	313,641

LIABILITIES
In-process revenue contracts	(108,138)
Other long-term liabilities	(2,859)

Total liabilities	(110,997)

Non-controlling interest	102,305

Purchase price	304,949

4.	Acquisition of 50% of OMI Corporation
On June 8, 2007, the Company and A/S Dampskibsselskabet TORM (or TORM) acquired, through a jointly-owned subsidiary all of the outstanding shares of OMI Corporation (or OMI). The Company and TORM divided most of OMI’s assets equally between the two companies in August 2007. The price of the OMI assets acquired by the Company was approximately $1.1 billion. The Company funded its portion of the acquisition with a combination of cash and borrowings under revolving credit facilities and a new $700 million credit facility.
The Company acquired seven Suezmax tankers, three Medium-Range product tankers and three Handy-size product tankers from OMI. Teekay also assumed OMI’s in-charters of an additional six Suezmax tankers and OMI’s third-party asset management business (principally the Gemini pool).
The assets acquired from OMI on August 1, 2007 are reflected in the Company’s consolidated financial statements from that date. The acquisition of OMI has been accounted for using the purchase method of accounting, based upon estimates of fair value. This work was completed during the third quarter of 2008.
The acquisition allows the Company to offer to its customers a broader, more flexible service and the opportunity to generate synergies across its conventional tanker fleet.
The following table summarizes the amounts assigned to each major asset and liability caption of the acquired entity at August 1, 2007:

	Original at		Revised at
	August 1, 2007	Revisions	August 1, 2007
	$	$	$
ASSETS
Cash, cash equivalents and short-term restricted cash	577	—	577
Other current assets	67,159	(43,003)	24,156
Vessels and equipment	923,670	—	923,670
Other assets — long-term	6,820	50,160	56,980
Investment in joint venture	64,244	5,785	70,029
Intangible assets subject to amortization	60,540	8,407	68,947
Goodwill (conventional tanker segment)	31,961	1,045	33,006

Total assets acquired	1,154,971	22,394	1,177,365

LIABILITIES
Current liabilities	21,006	(1,429)	19,577
Other long-term liabilities	—	15,873	15,873
In-process revenue contracts	25,402	(3,811)	21,591

Total liabilities assumed	46,408	10,633	57,041

Net assets acquired	1,108,563	11,761	1,120,324

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The following table shows summarized consolidated pro forma financial information for the Company for the year ended December 31, 2007, giving effect to the acquisition of OMI assets by the Company as if it had taken place on January 1 of the period presented:

Pro Forma
Year Ended
December 31, 2007
(Unaudited)
$
Revenues	2,526,069
Gain on sale of vessels and equipment — net of write-downs	16,531
Net income	59,352
Earnings per common share:
- Basic	0.81
- Diluted	0.79
5.	Equity Offerings by Subsidiaries
During August 2009, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) completed a follow-on public offering of 7.475 million common units (including 975,000 units issued upon the exercise in full of the underwriter’s overallotment option) at a price of $14.32 per unit, for total gross proceeds of $107.0 million (including the general partner’s $2.2 million proportionate capital contribution). As a result, the Company’s ownership of Teekay Offshore was reduced from 50.0% to 40.5% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and continues to consolidate this subsidiary.
During June 2009, the Company’s subsidiary Teekay Tankers Limited (or Teekay Tankers) completed a follow-on public offering by issuing an additional 7.0 million shares of its Class A Common Stock at a price of $9.80 per share, for gross proceeds of $68.6 million. As a result, the Company’s ownership of Teekay Tankers was reduced from 54.0% to 42.2%. Teekay maintains voting control of Teekay Tankers and continues to consolidate the subsidiary.
During March 2009, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) completed a follow-on public offering by issuing an additional 4.0 million of its common units at a price of $17.60 per unit, for gross proceeds of $71.8 million (including the general partner’s proportionate capital contribution). As a result, the Company’s ownership of Teekay LNG was reduced from 57.7% to 53.1% (including the Company’s 2% general partner interest). Teekay LNG used the total net offering proceeds to prepay amounts outstanding on two of its revolving credit facilities. During November 2009, Teekay LNG completed a follow-on public offering of 3.5 million common units at a price of $24.40 per unit, for gross proceeds of approximately $87.1 million (including the general partner’s 2% proportionate capital contribution). On November 25, 2009, the underwriters partially exercised their over-allotment option to purchase an additional 450,650 common units for gross proceeds for $11.2 million (including the general partner’s 2% proportionate capital contribution). As a result, Teekay LNG raised gross proceeds of approximately $98.3 million (including the general partner’s 2% proportionate capital contribution), and the Company’s ownership of Teekay LNG was reduced from 53.1% to 49.2% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay LNG by virtue of its control of the general partner and continues to consolidate this subsidiary.
As a result of the offerings, the Company recorded increases to retained earnings of $12.6 million, $26.9 million, and $1.7 million, respectively, which represents the Company’s dilution gain from the issuance of units and shares, in Teekay LNG, Teekay Offshore and Teekay Tankers, during the year ended December 31, 2009.
During 2008, Teekay LNG, completed a follow-on public offering by issuing an additional 5.0 million of its common units at a price of $28.75 per unit. Subsequently the underwriters exercised their over-allotment option and purchased 375,000 common units resulting in an additional $10.8 million in gross proceeds to Teekay LNG. Concurrent with the public offering, the Company acquired 1.74 million common units of Teekay LNG at the same public offering price for a total cost of $50.0 million. During June 2008, the Company’s subsidiary Teekay Offshore, completed a follow-on public offering by issuing 10.25 million of its common units at a price of $20.00 per unit. During July 2008, the underwriters exercised their over-allotment option and purchased 375,000 common units at $20.00 per unit. As a result of these offerings, the Company recorded increases to retained earnings of $23.8 million and $29.8 million, respectively, which represents the Company’s dilution gain from the issuance of units, in Teekay LNG and Teekay Offshore, respectively, during the year ended December 31, 2008.
During December 2007, Teekay Tankers, completed its initial public offering of 11.5 million shares of its Class A common stock at a price of $19.50 per share. During May 2007, the Company’s subsidiary Teekay LNG completed a follow-on public offering by issuing an additional 2.3 million of its common units at a price of $38.13 per unit. As a result of these offerings, the Company recorded increases to retained earnings of $141.0 million and $25.1 million, respectively, which represents the Company’s dilution gain from the issuance of shares and units, in Teekay Tankers and Teekay LNG, respectively, during the year ended December 31, 2007.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The proceeds received from the offerings, are summarized as follows:

	Teekay	Teekay	Teekay	Teekay	Teekay	Teekay	Teekay
	Tankers	Tankers	Offshore	Offshore	LNG	LNG	LNG
	Follow-on	Initial	Follow-on	Follow-on	Follow-on	Follow-on	Follow-on
	Offering	Offering	Offering	Offering	Offerings	Offering	Offering
	2009	2007	2009	2008	2009	2008	2007
	$	$	$	$	$	$	$
Total proceeds received	68,600	224,250	107,042	212,500	170,237	208,705	89,489
Less Teekay Corporation portion	—	—	(2,291)	(64,824)	(3,436)	(54,174)	(1,790)
Offering expenses	(3,044)	(16,064)	(2,742)	(6,192)	(7,805)	(6,186)	(3,514)

Net proceeds received	65,556	208,186	102,009	141,484	158,996	148,345	84,185

Teekay Tankers is a Marshall Islands corporation formed by the Company to provide international marine transportation of crude oil. The Company owns 42.2% of the capital stock of Teekay Tankers, including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. Teekay Tankers initially owned a fleet of nine double-hull Aframax-class oil tankers, which it acquired from the Company with net proceeds of its initial public offering and which a wholly owned subsidiary of the Company manages under a mix of spot-market trading and short- or medium-term fixed-rate time-charter contracts. In addition, the Company has offered to Teekay Tankers the opportunity to purchase up to four of its existing Suezmax-class oil tankers, of which three were sold to Teekay Tankers between April 2008 and June 2009.
Teekay Offshore is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the offshore oil marine transportation, production, processing and storage sectors. Teekay Offshore owns 51% of Teekay Offshore Operating L.P. (or OPCO), including an additional 25% limited partner interest it acquired from the Company with net proceeds of its 2008 follow-on public offering and its 0.01% general partner interest. OPCO owns and operates a fleet of 33 shuttle tankers (including eight chartered-in vessels and five vessels owned by 50% owned joint ventures), four FSO vessels, nine conventional oil tankers, and two lightering vessels. Teekay Offshore also owns through wholly-owned subsidiaries two additional shuttle tankers (including one through a 50%-owned joint venture), one FSO unit and one FPSO unit. All of Teekay Offshore’s and OPCO’s vessels operate under long-term, fixed-rate contracts. The Company indirectly owns the remaining 49% of OPCO and 40.5% of Teekay Offshore, including its 2% general partner interest. As a result, the Company effectively owns 69.6% of OPCO. Teekay Offshore also has rights to participate in certain FPSO opportunities involving Teekay Petrojarl.
Teekay LNG is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of LNG and LPG carriers and Suezmax tankers. The Company owns a 49.2% interest in Teekay LNG, including common units, subordinated units and its 2% general partner interest.
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
See Notes 24(b) and 24(c) of the notes to the consolidated financial statements for the information related to the follow-on public offerings by Teekay Offshore in March 2010 and Teekay Tankers in April 2010.
6.	Goodwill, Intangible Assets and In-Process Revenue Contracts
Goodwill
The carrying amount of goodwill for the years ended December 31, 2008 and 2009, for the Company’s reportable segments are as follows:

	Shuttle Tanker			Conventional
	and FSO	FPSO	Liquefied Gas	Tanker
	Segment	Segment	Segment	Segment	Total
	$	$	$	$	$
Balance as of December 31, 2008 and 2009	130,908	—	35,631	36,652	203,191

During the third quarter of 2009, management concluded that sufficient indicators of impairment were present within its shuttle tanker reporting unit and consequently, the Company performed an interim goodwill impairment analysis on this reporting unit. The goodwill impairment test determined that the fair value of the reporting unit exceeded its carrying value by approximately 75%. This assessment was made by management based on a number of key assumptions that impact the fair value of this reporting unit. As of December 31, 2009, the carrying value of goodwill for this reporting unit was $130.9 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The Company performed its annual test of the goodwill in the liquefied gas segment and conventional tanker reporting unit in the fourth quarter of 2009. Based on the analysis performed, management concluded that there was no goodwill impairment for the year ended December 31, 2009.
During 2008, management concluded that the carrying value of goodwill in the FPSO segment exceeded its fair value by at least $334.2 million as of December 31, 2008. As a result, an impairment loss of $334.2 million was recognized in the Company’s consolidated statements of income (loss) for the year ended December 31, 2008. Fair value was estimated by management using a discounted cash flow model that estimates fair value based upon estimated future cash flows discounted to their present value using the Company’s estimated weighted average cost of capital. The fair value may vary depending on the assumptions and estimated used, most significantly the discount rate applied.
Intangible Assets
As at December 31, 2009, the Company’s intangible assets consisted of:

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(Years)	$	$	$
Contracts of affreightment	10.2	124,251	(88,015)	36,236
Time-charter contracts	16.0	231,221	(83,823)	147,398
Vessel purchase options and other intangible assets	1.3	44,631	(14,395)	30,236

	12.6	400,103	(186,233)	213,870

As at December 31, 2008, the Company’s intangible assets consisted of:

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(Years)	$	$	$
Contracts of affreightment	10.2	124,251	(78,961)	45,290
Time-charter contracts	15.5	233,678	(60,875)	172,803
Vessel purchase options and other intangible assets	2.8	58,950	(12,275)	46,675

	13.1	416,879	(152,111)	264,768

During 2009, the Company recognized a $16.1 million impairment of other intangible assets due to lower fair value of certain bareboat contracts compared to carrying values, expired time-charter hire contracts and write-down of vessel purchase options. During 2008, the Company recognized a $9.8 million impairment of other intangible assets due to lower fair value of certain bareboat contracts compared to carrying values. These impairments are included in gains on sale of vessels, net of write-downs, on the consolidated statements of income (loss). Aggregate amortization expense of intangible assets for the year ended December 31, 2009, was $34.1 million (2008 — $45.0 million, 2007 — $26.8 million), which is included in depreciation and amortization. Amortization of intangible assets for the five fiscal years subsequent to 2009 is expected to be $26.2 million (2010), $23.2 million (2011), $31.4 million (2012), $14.2 million (2013), $13.2 million (2014) and $105.7 million (thereafter).
In-Process Revenue Contracts
As part of the Teekay Petrojarl and OMI acquisitions, the Company assumed certain FPSO service contracts and time charter-out contracts with terms that are less favorable than the then prevailing market terms. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the remaining term of the contracts on a weighted basis based on the projected revenue to be earned under the contracts.
Amortization of in-process revenue contracts for the year ended December 31, 2009 was $71.5 million (2008 — $74.4 million, 2007 — $71.0 million), which is included in revenues on the consolidated statements of income (loss). Amortization for the next five years is expected to be $57.6 million (2010), $45.0 million (2011), $41.1 million (2012) and $39.5 million (2013), $28.4 million (2014) and $31.7 million (thereafter).
7.	Accrued Liabilities

	December 31, 2009	December 31, 2008
	$	$

Voyage and vessel expenses	188,950	196,899
Interest	51,920	45,626
Payroll and benefits and other	81,020	73,462

	321,890	315,987

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
8.	Long-Term Debt

	December 31, 2009	December 31, 2008
	$	$

Revolving Credit Facilities	1,975,360	2,656,658
Senior Notes (8.875%) due July 15, 2011	177,004	194,642
USD-denominated Term Loans due through 2021	1,837,980	1,670,005
Euro-denominated Term Loans due through 2023	412,417	414,144
USD-denominated Unsecured Demand Loan due to Joint Venture Partners	16,410	17,343

	4,419,171	4,952,792
Less current portion	231,209	245,043

	4,187,962	4,707,749

As of December 31, 2009, the Company had fourteen long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $3.5 billion, of which $1.5 billion was undrawn. Interest payments are based on LIBOR plus margins; at December 31, 2009, the margins ranged between 0.45% and 3.25% (2008 — 0.45% and 0.95%). At December 31, 2009 and 2008, the three-month LIBOR was 0.25% and 1.43%, respectively. The total amount available under the Revolvers reduces by $204.4 million (2010), $239.2 million (2011), $349.2 million (2012), $756.1 million (2013), $770.4 million (2014) and $1.2 billion (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 63 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.
The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. During the year ended December 31, 2009, the Company repurchased a principal amount of $17.4 million (2008 — $51.2 million) of the 8.875% Notes (see Notes 14 and 24a). The Company has refinanced the majority of these notes from the proceeds of a January 2010 bond offering (see Note 24a).
As of December 31, 2009, the Company had sixteen U.S. Dollar-denominated term loans outstanding, which totaled $1.8 billion (2008 — $1.7 billion). Certain of the term loans with a total outstanding principal balance of $480.1 million, as at December 31, 2009, (2008 — $501.6 million) bear interest at a weighted-average fixed rate of 5.2% (2008 - 5.1%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At December 31, 2009, the margins ranged between 0.3% and 3.25% (2008 — 0.3% and 1.0%). At December 31, 2009 and 2008, the three-month LIBOR was 0.25% and 1.43%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and fifteen of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 30 (2008 — 31) of the Company’s vessels, together with certain other security. In addition, at December 31, 2009, all but $134.3 million (2008 - $126.1 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.
The Company has two Euro-denominated term loans outstanding, which, as at December 31, 2009, totaled 288.0 million Euros ($412.4 million). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At December 31, 2009 and 2008, the margins ranged between 0.6% and 0.66% and the one-month EURIBOR at December 31, 2009, was 0.45% (2008 — 2.6%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.
Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized an unrealized foreign exchange loss of $(20.9) million during the year ended December 31, 2009 ($24.7 million gain — 2008, $(61.6) million loss — 2007).
The Company has two U.S. Dollar-denominated loans outstanding owing to joint venture partners, which, as at December 31, 2009, totaled $15.3 million and $1.1 million, respectively, including accrued interest. Interest payments on the first loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. This loan is repayable on demand no earlier than February 27, 2027.
The weighted-average effective interest rate on the Company’s long-term aggregate debt as at December 31, 2009, was 2.0% (December 31, 2008 — 3.6%). This rate does not reflect the effect of the Company’s interest rate swaps (see Note 15).
Among other matters, the Company’s long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free cash be maintained. As at December 31, 2009 and 2008, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at December 31, 2009, this amount was $230.3 million (2008 — $293.0 million). The Company was in compliance with debt covenants as at December 31, 2009.
The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2009, are $231.2 million (2010), $703.2 million (2011), $286.8 million (2012), $455.2 million (2013), $903.6 million (2014) and $1.8 billion (thereafter).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
9.	Operating and Direct Financing Leases
Charters-out
Time-charters and bareboat charters of the Company’s vessels to third parties are accounted for as operating leases. Certain of these charters provide the Company with the option to acquire the vessel or the option to extend the charter. As at December 31, 2009, minimum scheduled future revenues to be received by the Company on time-charters and bareboat charters then in place were approximately $7.1 billion, comprised of $883.8 million (2010), $745.3 million (2011), $650.8 million (2012), $594.4 million (2013), $575.2 million (2014) and $3.7 billion (thereafter). The carrying amount of the vessels employed on operating leases at December 31, 2009, was $4.1 billion (2008 — $3.1 billion). The cost and accumulated depreciation of the vessels on time charter as at December 31, 2009 and 2008 were $5.3 billion, $1.2 billion, and $3.7 billion, $0.6 billion, respectively.
The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. In addition, minimum scheduled future revenues have been reduced by estimated off-hire time for period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.
Charters-in
As at December 31, 2009, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $637.0 million, comprised of $235.1 million (2010), $167.2 million (2011), $102.7 million (2012), $64.1 million (2013), $25.3 million (2014) and $42.6 million (thereafter). The Company recognizes the expense from these charters, which is included in time-charter expense, on a straight-line basis over the firm period of the charters.
Net Investment in Direct Financing Leases
The time-charters for two of the Company’s LNG carriers, one FSO unit and equipment that reduce volatile organic compound emissions (or VOC equipment) are accounted for as direct financing leases. The following table lists the components of the net investments in direct financing leases:

	December 31,	December 31,
	2009	2008
	$	$

Total minimum lease payments to be received	837,319	94,409
Estimated unguaranteed residual value of leased properties	197,074	—
Initial direct costs and other	1,134	674
Less unearned revenue	(523,115)	(15,575)

Total	512,412	79,508
Less current portion	27,210	22,941

Total	485,202	56,567

As at December 31, 2009, minimum lease payments to be received by the Company in each of the next five succeeding fiscal years are approximately $67.4 million (2010), $65.3 million (2011), $60.9 million (2012), $49.3 million (2013) and $48.1 million (2014). The VOC equipment lease will expire in 2014, the FSO contract will expire in 2017, and the LNG time-charters will both expire in 2029.
Operating Lease Obligations
Teekay Tangguh Subsidiary
As at December 31, 2009, the Teekay Tangguh Subsidiary was a party to operating leases whereby it is the lessor and is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company (or Head Leases). The Teekay Tangguh Subsidiary is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Subsidiary. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the third party company is entitled to increase the lease payments under the Sublease to maintain its agreed after-tax margin. The Teekay Tangguh Subsidiary’s carrying amount of this tax indemnification is $10.8 million and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Company. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2034. Although there is no maximum potential amount of future payments, the Teekay Tangguh Subsidiary may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Subsidiary will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for each of the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
As at December 31, 2009, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

	Head Lease	Sublease
Year	Receipts (1)	Payments (1)
2010	$28,892	$25,072
2011	28,875	25,072
2012	28,860	25,072
2013	28,843	25,072
2014	28,828	25,072
Thereafter	303,735	357,387

Total	$448,033	$482,747

(1)	The Head Leases are fixed-rate operating leases while the Subleases are variable-rate operating leases.
10.	Capital Lease Obligations and Restricted Cash
Capital Lease Obligations

	December 31,	December 31,
	2009	2008
	$	$

RasGas II LNG Carriers	470,138	469,551
Spanish-Flagged LNG Carrier	119,068	143,429
Suezmax Tankers	195,064	204,361

Total	784,270	817,341
Less current portion	41,016	147,616

Total	743,254	669,725

RasGas II LNG Carriers. As at December 31, 2009, the Company was a party, as lessee, to 30-year capital lease arrangements for the three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carrier capital leases include the non-controlling interest’s 30% share.
Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. At inception of the leases the Company’s best estimate of the fair value of the guarantee liability was $18.6 million. During 2009, the Company has agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for the three RasGas II LNG Carriers to compensate the lessor for losses suffered as a result of changes in tax rates.
The estimated increase in lease payments is approximately $8.1 million over the term of the leases, with a carrying value of $7.9 million as at December 31, 2009. The Company’s carrying amount of this tax indemnification is $9.2 million as at December 31, 2009. Both amounts are included as part of other long-term liabilities in the accompanying consolidated balance sheets. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2042. Although there is no maximum potential amount of future payments, the Company may terminate the lease arrangements at any time. If the lease arrangements terminate, the Company will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2009, the commitments under these capital leases approximated $1.1 billion, including imputed interest of $0.6 billion, repayable as follows:

Year	Commitment
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
2013	$24.0 million
2014	$24.0 million
Thereafter	$929.1 million

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Spanish-Flagged LNG Carrier. As at December 31, 2009, the Company was a party, as lessee, to a capital lease on one Spanish-flagged LNG carrier, which is structured as a “Spanish tax lease.” Under the terms of the Spanish tax lease, the Company will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the implicit interest rate was 5.8%. As at December 31, 2009, the commitments under this capital lease, including the purchase obligation, approximated 91.7 million Euros ($131.4 million), including imputed interest of 8.6 million Euros ($12.3 million), repayable as follows:

Year	Commitment
2010	26.9 million Euros ($38.6 million)
2011	64.8 million Euros ($92.8 million)
Suezmax Tankers. As at December 31, 2009, the Company was a party, as lessee, to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms for fixed prices as well as assuming the existing vessel financing upon the lenders consent. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at December 31, 2009, the remaining commitments under these capital leases, including the purchase obligations, approximated $221.6 million, including imputed interest of $26.5 million, repayable as follows:

Year	Commitment
2010	$23.7 million
2011	$197.9 million
FPSO Units. As at December 31, 2009, the Company was a party, as lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven, and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, prior to being acquired by Teekay Corporation, Teekay Petrojarl has legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed Teekay Petrojarl’s liability for making the remaining periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.
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
Restricted Cash
Under the terms of the capital leases for the four LNG carriers described above, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8).
As at December 31, 2009 and 2008, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $479.4 million and $487.4 million, respectively. As at December 31, 2009 and 2008, the weighted-average interest rates earned on the deposits were 0.4% and 4.8%, respectively.
As at December 31, 2009 and 2008, the amount of restricted cash on deposit for the Spanish-flagged LNG carrier was 84.3 million Euros ($120.8 million) and 104.7 million Euros ($146.2 million), respectively. As at December 31, 2009 and 2008, the weighted-average interest rate earned on these deposits was 5.0%.
The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which totaled $15.1 million and $17.0 million as at December 31, 2009 and 2008, respectively.
11.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other non-financial assets.
Cash and cash equivalents, restricted cash and marketable securities — The fair value of the Company’s cash and cash equivalents approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Vessels held for sale — The fair value of the Company’s vessels held for sale is based on selling prices of similar vessels and approximates their carrying amounts reported in the accompanying consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Loans to and loans from joint ventures and joint venture partners — The fair value of the Company’s loans to and loans from joint ventures and joint venture partners approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term debt — The fair value of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses, based on current rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Derivative instruments — The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, current interest rates, foreign exchange rates, and the current credit worthiness of both the Company and the derivative counterparties. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The estimated fair value of the Company’s financial instruments and other non-financial assets and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis is as follows:

		December 31, 2009		December 31, 2008
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level (1)	$	$	$	$

Cash and cash equivalents, restricted cash, and marketable securities	Level 1	1,056,725	1,056,725	1,477,788	1,477,788
Vessels held for sale		10,250	10,250	69,649	69,649
Loans to joint ventures		21,998	21,998	28,019	28,019
Loans from joint venture partners		(1,294)	(1,294)	(22,255)	(22,255)
Long-term debt		(4,419,171)	(4,055,367)	(4,952,792)	(4,537,237)

Derivative instruments (2)
Interest rate swap agreements (3)	Level 2	(378,407)	(378,407)	(718,871)	(718,871)
Interest rate swap agreements (3)	Level 2	36,744	36,744	167,390	167,390
Interest rate swaptions	Level 2	—	—	(27,461)	(27,461)
Foreign currency contracts	Level 2	10,461	10,461	(90,966)	(90,966)
Bunker fuel swap contracts	Level 2	612	612	(3,142)	(3,142)
Forward freight agreements	Level 2	(504)	(504)	(604)	(604)
Foinaven embedded derivative	Level 2	(8,769)	(8,769)	(9,354)	(9,354)

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

(2)	The Company transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions.

(3)	The fair value of the Company’s interest rate swap agreements includes $28.5 million of net accrued interest which is recorded in accrued liabilities on the balance sheet.

The Company has determined that other than Vessels Held for Sale, there are no other non-financial assets or non-financial liabilities carried at fair value at December 31, 2009. See Note 18(b) of the notes to the consolidated financial statements.

12.	Capital Stock

The authorized capital stock of Teekay at December 31, 2009 and 2008, was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During 2009, the Company issued 0.2 million common shares upon the exercise of stock options, and had no share repurchases. During 2008, the Company issued 0.2 million common shares upon the exercise of stock options and repurchased 0.5 million common shares for a total cost of $20.5 million. As at December 31, 2009, Teekay had 73,193,545 shares of Common Stock (2008 — 73,011,488) and no shares of Preferred Stock issued. As at December 31, 2009, Teekay had 72,694,345 shares of Common Stock outstanding (2008 — 72,512,291).

Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Surplus is the excess of the net assets of the company over the aggregated par value of the issued shares of the Teekay. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock are entitled to share equally in any dividends that the board of directors may declare from time to time out of funds legally available for dividends.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market, subject to cancellation upon approval by the Board of Directors. As at December 31, 2009, Teekay had not repurchased any shares of Common Stock pursuant to such authorizations. The total remaining share repurchase authorization at December 31, 2009, was $200 million.

Stock-based Compensation

As at December 31, 2009, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 6,092,077 shares of Common Stock (2008 — 6,256,497) for issuance upon exercise of options or equity awards granted or to be granted. During the years ended December 31, 2009, 2008 and 2007, the Company granted options under the Plans to acquire up to 1,517,900, 1,476,100, and 836,100 shares of Common Stock, respectively, to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All options outstanding as of December 31, 2009, expire between March 6, 2010 and March 9, 2019, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2009 and 2008, are as follows:

	December 31, 2009		December 31, 2008
	Options	Weighted-Average	Options	Weighted-Average
	(000’s)	Exercise Price	(000’s)	Exercise Price
	#	$	#	$

Outstanding-beginning of year	4,813	37.22	3,665	35.42
Granted	1,518	11.84	1,476	40.35
Exercised	(180)	12.21	(179)	23.54
Forfeited	(168)	35.16	(149)	38.03

Outstanding-end of year	5,983	31.46	4,813	37.22

Exercisable-end of year	3,798	33.26	2,556	32.41

As of December 31, 2009, there was $9.0 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation is expected to be $6.3 million (2010), $2.4 million (2011) and $0.3 million (2012). During the years ended December 31, 2009. 2008 and 2007, the Company recognized $11.3 million, $12.9 million and $9.7 million, respectively, of compensation cost relating to stock options granted under the Plans. The intrinsic value of options exercised during 2009 was $2.0 million (2008 - $4.5 million; 2007 — $42.9 million).

As at December 31, 2009, the intrinsic value of the outstanding in the money stock options was $20.4 million and exercisable stock options was $8.9 million. As at December 31, 2009, the weighted-average remaining life of options vested and expected to vest was 6.7 years.

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2009 are as follows:

	Outstanding Options			Exercisable Options
		Weighted-	Weighted-		Weighted-	Weighted-
	Options	Average	Average	Options	Average	Average
Range of Exercise	(000’s)	Remaining Life	Exercise Price	(000’s)	Remaining Life	Exercise Price
Prices	#	(Years)	$	#	(Years)	$

$10.00 – $14.99	1,568	8.9	11.84	554	8.3	11.83
$15.00 – $19.99	566	2.8	19.57	566	2.8	19.57
$20.00 – $29.99	183	1.3	20.57	184	1.3	20.57
$30.00 – $34.99	378	4.3	33.58	372	4.2	33.61
$35.00 – $39.99	812	6.3	38.97	794	6.2	38.95
$40.00 – $44.99	1,360	8.2	40.41	450	8.2	40.42
$45.00 – $49.99	396	5.2	46.80	396	5.2	46.80
$50.00 – $59.99	719	7.2	51.40	481	7.2	51.40
$60.00 – $64.99	1	7.3	60.96	1	7.3	60.96

	5,983	6.8	31.46	3,798	5.8	33.26

The weighted-average grant-date fair value of options granted during 2009 was $3.74 per option (2008 — $9.31, 2007 — $13.72). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 45% in 2009, 30% in 2008 and 28% in 2007; expected life of four years; dividend yield of 2.3% in 2009, 2.5% in 2008 and 2.0% in 2007; risk-free interest rate of 2.0% in 2009, 2.4% in 2008, and 4.5% in 2007; and estimated forfeiture rate of 9.0% in 2009, 2008 and 2007. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

The Company grants restricted stock units to certain eligible officers, employees and directors of the Company. Each restricted stock unit is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over two or three years from the grant date. Upon vesting, the value of the restricted stock unit is paid to each grantee in the form of cash or shares.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

During 2009, the Company granted 568,342 restricted stock units with a total fair value of $8.2 million based on the quoted market price, to certain of the Company’s employees and directors of which 187,400 were issued pursuant to the Company’s VIP plan. A total of 102,300 restricted stock units with a market value of $2.5 million vested and that amount was paid to grantees by issuing 18,318 shares of common stock and $1.9 million in cash. During 2008, 101,000 restricted stock units with a market value of $2.0 million vested and that amount was paid to grantees by issuing 42,099 shares of common stock and approximately $0.5 million in cash. During the year ended December 31, 2009, the Company recorded an expense (recovery) of $4.0 million (2008 — $(0.7) million, 2007- $7.6 million) related to the restricted stock units.

During 2009, the Company also granted 47,570 (2008 — 10,500 and 2007 — 19,040) shares of restricted stock awards with a fair value of $0.6 million, based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted.

During March 2010, the Company granted 733,167 options at a weighted average exercise price of $24.42 per share, 263,620 restricted stock units with a total fair value of $6.4 million, 87,054 performance shares with a total fair value of $2.1 million and 27,028 shares of restricted stock awards with a total fair value of $0.7 million, based on the quoted market price, to certain of the Company’s employees and directors.

13.	Related Party Transactions

As at December 31, 2009, Resolute Investments, Ltd. (or Resolute) owned 41.9% (December 31, 2008 — 42.0% and December 31, 2007 — 41.8%) of the Company’s outstanding Common Stock. One of the Company’s directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of the Company’s directors, Axel Karlshoej, is among the directors of Path Spirit Limited, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity.

14.	Other Income (Loss)

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$
Gain on sale of marketable securities	—	4,576	9,577
Write-down of marketable securities	—	(20,158)	—
(Loss) gain on bond repurchase	(566)	3,010	(947)
Volatile organic compound emission plant lease income	6,892	9,469	10,960
Miscellaneous income (loss)	6,635	(832)	3,580

Other income (loss)	12,961	(3,935)	23,170

15.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies. The following summarizes the Company’s risk strategies with respect to market risk from foreign exchange, changes in interest rates, spot tanker market rates for vessels and bunker fuel prices.

Foreign Exchange Risk

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

As at December 31, 2009, the Company was committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount
	Contract Amount in	Average	of Asset / (Liability)		Expected Maturity
	Foreign Currency	Contractual	Hedge	Non-Hedge	2010	2011
	(millions)	Exchange Rate (1)	(in millions of U.S. Dollars)		(in millions of U.S. Dollars)
Norwegian Kroner	1,235.3	6.13	$9.5	$0.2	$158.3	$43.3
Euro	50.3	0.69	$(0.3)	$(0.4)	$61.7	$11.0
Canadian Dollar	54.0	1.10	$2.0	—	$45.3	$3.9
British Pounds	32.6	0.61	$(1.3)	$0.8	$45.8	$7.4

			$9.9	$0.6	$311.1	$65.6

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Tabular disclosure

The effect of cash flow hedging relationships relating to foreign currency forward contracts on the consolidated statements of income (loss) for the year ended December 31, 2009 is as follows:

Effective Portion			Ineffective Portion
Amount of Gain
(Loss) Recognized in
Other	Gain (loss) Reclassified from Accumulated Other
Comprehensive	Comprehensive Loss
Income	Location	Amount	Location	Amount of Gain
$45,994	Vessel operating expenses	$(13,769)	Vessel operating expenses	$9,155
	General and administrative	$(10,878)	General and administrative	$5,760

As at December 31, 2009, the Company’s accumulated other comprehensive loss included $2.9 million of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at December 31, 2009, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $3.0 million of net gains on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next 12 months.

Realized and unrealized gains (losses) of foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income (loss). During the years ended December 31, 2009, 2008 and 2007, the Company recognized net realized and unrealized gains (losses) on foreign currency forward contracts of $5.8 million, $(10.7) million and $61.1 million, respectively.

Realized and unrealized (losses) gains of $(4.2) million and $14.7 million, respectively, relating to foreign currency forwards contracts for the years ended December 31, 2008 and 2007, were reclassified from general and administrative expense to realized and unrealized gains (losses) on non-designated derivative instruments for comparative purposes. Realized and unrealized (losses) gains of $(14.5) million and $23.3 million, respectively, relating to foreign currency forwards contracts for the years ended December 31, 2008 and 2007, were reclassified from vessel operating expenses to realized and unrealized gains (losses) on non-designated derivative instruments for comparative purposes. Realized and unrealized gains of $8.0 million and $23.1 million, respectively, relating to foreign currency forwards contracts for the years ended December 31, 2008 and 2007, were reclassified from time-charter hire and foreign exchange expenses to realized and unrealized gains (losses) on non-designated derivative instruments for comparative purposes.

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

Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income (loss). During the year December 31, 2009, the Company recognized net realized and unrealized gains of $130.8 million, relating to its interest rate swaps. During the years ended December 31, 2008 and 2007, the Company recognized net realized and unrealized (losses) gains of $(527.5) million and $118.6 million, respectively, relating to its interest rate swaps which were reclassified in these consolidated financial statements from interest income and interest expense to realized and unrealized gain (loss) on non-designated derivative instruments for comparative purposes.

As at December 31, 2009, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

			Fair Value /	Weighted-
			Carrying Amount	Average	Fixed
		Principal	of Asset /	Remaining	Interest
	Interest	Amount	(Liability)	Term	Rate
	Rate Index	$	$	(Years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	455,406	(37,260)	27.1	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	3,146,871	(278,220)	8.6	4.6
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	500,000	(52,339)	20.0	5.5
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	473,837	36,744	27.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4) (5)	EURIBOR	412,417	(10,588)	14.5	3.8

(1)	Excludes the margins the Company pays on its variable-rate debt, which at of December 31, 2009 ranged from 0.30% to 3.25%.

(2)	Principal amount reduces quarterly.

(3)	Inception dates of swaps are 2010 ($300.0 million) and 2011 ($200.0 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($100.4 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 288.0 million Euros.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Spot Tanker Market Risk

In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time, the Company has entered into forward freight agreements (FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce the Company’s exposure to spot tanker market rates. As at December 31, 2009, the FFAs, had an aggregate notional value of $30.5 million, which is an aggregate of both long and short positions, and a net fair value liability of $0.5 million. The FFAs expire between January 2010 and December 2010. The Company has not designated these contracts as cash flow hedges for accounting purposes. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of income (loss).

Commodity Price Risk

The Company enters into bunker fuel swap contracts relating to a portion of its bunker fuel expenditures. The Company has not designated its bunker fuel swap contracts as cash flow hedges for accounting purposes. As at December 31, 2009, the Company was committed to contracts totalling 23,400 metric tonnes with a weighted-average price of $439.23 per tonne and a fair value asset of $0.6 million. These bunker fuel swap contracts expire between January 2010 and December 2010. As at December 31, 2008, the Company was committed to contracts totalling 13,500 metric tonnes with a weighted-average price of $470.8 per tonne and a fair value liability of $3.1 million.

The Company is exposed to credit loss in the event of non-performance by the counterparties to the foreign currency forward contracts, interest rate swap agreements, FFAs and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

16.	Commitments and Contingencies
a) Vessels Under Construction

As at December 31, 2009, the Company was committed to the construction of three LPG carriers and four shuttle tankers scheduled for delivery between June 2010 and July 2011, at a total cost of approximately $586.8 million, excluding capitalized interest. As at December 31, 2009, payments made towards these commitments totaled $123.3 million (excluding $24.0 million of capitalized interest and other miscellaneous construction costs), and long-term financing arrangements existed for $463.5 million of the unpaid cost of these vessels. As at December 31, 2009, the remaining payments required to be made under these newbuilding contracts were $311.8 million (2010), and $151.7 million (2011).

b) Joint Ventures

The Company has a 33% interest in a joint venture that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and ENI SpA. Final award of the charter was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The remaining members of the joint venture are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the joint venture, respectively. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $906.0 million (of which the Company’s 33% portion is $299.0 million), excluding capitalized interest. As at December 31, 2009, payments made towards these commitments by the joint venture company totaled $181.2 million (of which the Company’s 33% contribution was $59.8 million), excluding capitalized interest and other miscellaneous construction costs. As at December 31, 2009, the remaining payments required to be made under these contracts were $113.2 million (2010), $475.6 million (2011) and $135.9 million (2012). In accordance with existing agreements, the Company is required to offer to Teekay LNG its 33% interest in these vessels and related charter contracts, no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. The Company has also provided certain guarantees in relation to the performance of the joint venture company.

For the year ended December 31, 2009, the Company recorded equity income (loss) of $52.2 million (2008 — $(36.1) million loss). This amount is included in equity income (loss) from joint ventures in the consolidated statements of income (loss). The income or loss was primarily comprised of the Company’s share of the Angola LNG Project net income (loss) and the operations of the Company’s 40% interest in four RasGas 3 LNG Carriers, which were delivered between May and July 2008. For the year ended December 31, 2009, $32.4 million of the income relates to the Company’s share of unrealized gain on interest rate swaps (2008 — loss of $33.0 million).

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

17.	Supplemental Cash Flow Information
a)	The changes in operating assets and liabilities for the years ended December 31, 2009, 2008 and 2007, are as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$

Accounts receivable	64,886	(50,851)	(44,837)
Prepaid expenses and other assets	35,006	30,161	(28,655)
Accounts payable	(2,731)	(29,718)	18,588
Accrued and other liabilities	26,240	21,592	11,033
Other long-term liabilities	25,254	—	—

	148,655	(28,816)	(43,871)

b)
Cash interest paid, including realized interest rate swap settlements, during the years ended December 31, 2009, 2008, and 2007, totaled $263.1 million, $372.2 million and $320.6 million, respectively.

c)
On December 31, 2008, Teekay Nakilat (III) and QGTC Nakilat (1643-6) Holdings Corporation (or QGTC 3) assigned their interest rate swap obligations to the RasGas 3 Joint Venture for no consideration. This transaction was treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

d)
On December 31, 2008, Teekay Nakilat (III) and QGTC 3 assigned their external long-term debt of $867.5 million and related deferred debt issuance costs of $4.1 million to the RasGas 3 Joint Venture. As a result of this transaction, the Company’s long-term debt decreased by $867.5 million and other assets decreased by $4.1 million offset by a decrease in the Company’s advances to the RasGas 3 Joint Venture. These transactions were treated as non-cash transactions in the Company’s consolidated statement of cash flows.

18.	Vessel Sales and Write-downs on Vessels and Equipment
a) Vessel Sales

During January and February 2009, the Company sold a 2009-built product tanker and a 1993-built Aframax tanker through a sale-leaseback agreement, respectively, which were presented on the December 31, 2008 balance sheet as vessels held for sale. Both vessels were part of the Company’s conventional tanker segment. The Company realized a gain of approximately $17.7 million as a result of these transactions, of which $17.6 million was deferred and will be amortized over the four-year term of the bareboat charter leaseback.

In May 2009, the Company sold a 2007-built product tanker and a 2005-built product tanker. Both vessels were part of the Company’s conventional tanker segment. The Company realized a gain of approximately $29.8 million as a result of these transactions.

In July 2009, the Company sold 1992-built Aframax tanker. The vessel was written-down by $7.1 million to its fair market value less costs to sell. In September 2009, the Company sold a 1989-built product tanker. The vessel was written-down by $4.0 million to its fair market value less costs to sell. Both vessel sales were completed during the fourth quarter of 2009 and were part of the Company’s conventional tanker segment.

During March 2008, the Company sold two Handy-size product tankers and sold a third Handy-size product tanker upon the expiration of its time-charter in September 2008. All three vessels were part of the Company’s conventional tanker segment. As a result of these sales, the Company realized a gain of $7.2 million. In June 2008, the Company entered into an agreement to sell an Aframax tanker which delivered in September 2008. In September the Company sold a medium-range product tanker upon the expiration of its time-charter. Both vessels were part of the Company’s conventional tanker segment. As a result of these sales, the Company realized a gain of $28.4 million. In November 2008, the Company sold its 50% interest in the Swift Product Tanker Pool, which included the Company’s interest in its ten in-chartered intermediate product tankers. The Company realized a gain of $44.4 million. In addition, the Company sold a 2008-built Suezmax tanker from its spot tanker segment. The Company realized a gain of $18.1 million.

During April 2007, the Company sold two Aframax tankers from its spot tanker segment and chartered them back under bareboat charters for a period of five years. The Company realized a gain of $26.6 million, which has been deferred and is being amortized over the terms of the bareboat charters. In May 2007, the Company sold a 1987-built shuttle tanker and certain equipment, resulting in a gain of $11.6 million. The vessel was part of the shuttle tanker and FSO segment. In July 2007, the Company sold two Aframax tankers. One of the vessels operates in the Company’s spot tanker segment and the second operates in the Company’s fixed-rate tanker segment. The vessels have been chartered back through bareboat charters for a period of four years. The Company realized a gain of $33.1 million, which is deferred and being amortized over the term of the bareboat charters.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
b) Vessels and Equipment Write-downs

The Company’s 2009 consolidated statements of income (loss) includes a $24.2 million write-down for impairment of three older vessels due to lower fair values compared to carrying values, of which two vessels were sold at the end of 2009. The Company used recent sale prices of similar age and size of vessels to determine the fair value. The remaining vessel is presented on the balance sheet as vessels held for sale.

The Company’s 2008 consolidated statements of income (loss) includes a $40.4 million write-down for impairment of certain older vessels due to lower fair values compared to carrying values. The Company used discounted cash flows to determine the fair value.

19.	Earnings (Loss) Per Share

	Year ended	Year ended	Year ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$

Net income (loss) attributable to stockholders’ of Teekay Corporation	128,412	(469,455)	63,543

Weighted average number of common shares	72,549,361	72,493,429	73,382,197
Dilutive effect of stock options	509,470	—	1,317,879
Dilutive effect of equity units	—	—	35,280

Common stock and common stock equivalents	73,058,831	72,493,429	74,735,356

Earnings (loss) per common share:
- Basic	1.77	(6.48)	0.87
- Diluted	1.76	(6.48)	0.85

For the years ended December 31, 2009, 2008, and 2007, the anti-dilutive effect of 4.3 million, nil, and 1.0 million shares, respectively, attributable to outstanding stock options and the Equity Units were excluded from the calculation of diluted earnings per share.

20.	Restructuring Charge

During 2009, the Company incurred restructuring charges of $14.4 million. The restructuring costs were primarily comprised of the reflagging of certain vessels, transfer of certain ship management functions from the Company’s office in Spain to a subsidiary of Teekay, global staffing changes and closure of one of the Company’s three offices in Norway. The Company does not expect to incur additional restructuring costs relating to these changes in operations. At December 31, 2009, $2.0 million of restructuring liability is recorded in accrued liabilities on the consolidated balance sheet.

During 2008, the Company incurred restructuring charges of $15.6 million. The restructuring costs were primarily comprised of the closure of one of the Company’s three offices in Norway, global staffing changes, reorganization of a business unit, and the crew change on the Samar Spirit from Australian crew to International crew. There was no restructuring liability as at December 31, 2008. The Company did not incur any significant restructuring costs in 2007.

21.	Income Taxes

The legal jurisdictions in which Teekay and several of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. However, among others, the Company’s Australian ship-owning subsidiaries and its Norwegian subsidiaries are subject to income taxes.

The following is a roll-forward of the Company’s unrecognized tax benefits, recorded in accrued liabilities, for 2009 and 2008:

	Year Ended December 31,
	2009	2008	2007

Balance of unrecognized tax benefits as at January 1,	7,232	8,630	1,000
Increase for positions taken in prior years	24,011	—	—
Increases for positions related to the current year	2,508	3,602	7,630
Amounts of decreases related to settlements	(1,618)	(5,000)	—

Balance of unrecognized tax benefits as at December 31,	32,133	7,232	8,630

The majority of the increase for positions for 2009 relates to potential tax on freight income, potential income tax on deemed income from guaranteeing and providing security for the debt of a related party, potential non-deductibility of interest expense due to the capital structure of a certain subsidiary, and potential repayment of a reinvestment tax credit received in prior years. The reduction is a result of the Company reaching a settlement with the taxing authority on withholding tax on bareboat charter hire payments received from a related party.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however actual developments could differ from those currently expected. The tax years 2005 through 2009 remain open to examination by some of the major taxing jurisdictions in which the Company is subject to tax.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The interest and penalties on unrecognized tax benefits are included in the roll-forward schedule above and were approximately $8.5 million in 2009 and $1.4 million in 2008.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2009	2008
	$	$
Deferred tax assets:
Vessels and equipment	—	64,080
Tax losses carried forward (1)	233,659	163,369
Other	81,283	28,265

Total deferred tax assets	314,942	255,714

Deferred tax liabilities:
Vessels and equipment	109,884	50,231
Long-term debt	29,599	11,505
Unrealized foreign exchange and other	3,689	—

Total deferred tax liabilities	143,172	61,736
Net deferred tax assets	171,770	193,978
Valuation allowance	(176,882)	(200,160)

Net deferred tax assets and liabilities	(5,112)	(6,182)

(1)
Substantially all of the Company’s net operating loss carryforwards of $891.8 million relate to its Australian ship-owning subsidiaries and its Norwegian subsidiaries. These net operating loss carryforwards are available to offset future taxable income in the respective jurisdictions, and can be carried forward indefinitely.

The components of the provision for income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$
Current	(28,312)	(796)	(5,264)
Deferred	5,423	56,972	8,456

Income tax (expense) recovery	(22,889)	56,176	3,192

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

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$
Net income (loss) before taxes	232,666	(516,070)	69,254
Net income (loss) not subject to taxes	550,299	(712,237)	122,170

Net income (loss) subject to taxes	(317,633)	196,167	(52,916)

At applicable statutory tax rates	(89,395)	46,893	(13,394)
Permanent and currency differences	109,857	(46,426)	15,078
Adjustments to valuation allowances and uncertain tax positions	1,623	(54,474)	345
Other	804	(2,169)	(5,221)

Tax expense (recovery) charge related to current year	22,889	(56,176)	(3,192)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
22.	Pension Benefits
a) Defined Contribution Pension Plans

With the exception of the Company’s employees in Norway and certain of its employees in Australia, the Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company will match all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2009, 2008 and 2007, the amount of cost recognized for its defined contribution pension plans was $15.0 million, $19.8 million and $11.4 million, respectively.

b) Defined Benefit Pension Plans

The Company has a number of defined benefit pension plans (or the Plans) which primarily cover its employees in Norway and certain employees in Australia. As at December 31, 2009, approximately 75% of the defined benefit pension assets are held by the Norwegian plans and approximately 25% are held by the Australia plan. The pension assets in the Norwegian plans have been guaranteed a minimum rate of return by the provider, thus reducing potential exposure to the Company to the extent the counterparty honors its obligations. Potential exposure to the Company has also been reduced, particularly for the Australian plans, as a result of certain of its time-charter and management contracts that allow the Company, under certain conditions, to recover pension plan costs from its customers. The following table provides information about changes in the benefit obligation and the fair value of the Plans assets, a statement of the funded status, and amounts recognized on the Company’s balance sheets:

	December 31, 2009	December 31, 2008
	$	$
Change in benefit obligation:
Beginning balance	107,771	135,890
Service cost	9,406	10,805
Interest cost	4,672	5,899
Contributions by plan participants	215	417
Actuarial (gain) loss	(16,474)	11,564
Benefits paid	(10,299)	(12,113)
Plan amendments	—	(2,683)
Settlements and curtailments	(2,957)	(15,146)
Foreign currency exchange rate changes	22,332	(28,878)
Other	(410)	2,016

Ending balance	114,256	107,771

Change in fair value of plan assets:
Beginning balance	73,377	119,972
Actual return on plan assets	2,968	(11,332)
Contributions by the employer	14,833	10,204
Contributions by plan participants	215	417
Benefits paid	(9,650)	(11,428)
Settlements and curtailments	(2,059)	(13,437)
Foreign currency exchange rate changes	16,099	(20,924)
Other	(288)	(95)

Ending balance	95,495	73,377

Funded status	(18,761)	(34,394)

Amounts recognized in the balance sheets:
Other long-term liabilities	18,761	34,394
Accumulated other comprehensive income (loss):
Net actuarial losses (1)	(10,893)	(26,650)
Transition obligation (asset)	(67)	(56)
Prior service credit (costs)	(259)	(217)

(1)	As at December 31, 2009, the estimated amount that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2010 is ($0.4) million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

As of December 31, 2009 and 2008, the accumulated benefit obligation for the Plans was $84.6 million and $78.3 million, respectively. The following table provides information for those pension plans with a benefit obligation in excess of plan assets and those pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31, 2009	December 31, 2008
	$	$

Benefit obligation	92,465	103,438
Fair value of plan assets	71,714	70,499

Accumulated benefit obligation	7,943	47,686
Fair value of plan assets	2,496	40,010
The components of net periodic pension cost relating to the Plans for the years ended December 31, 2009, 2008 and 2007 consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Net periodic pension cost:
Service cost	9,753	11,230	10,073
Interest cost	4,548	5,901	5,989
Expected return on plan assets	(4,624)	(6,891)	(6,882)
Amortization of net actuarial loss (gain)	1,394	15	598
Prior service costs	—	(2,682)	13
Other	184	62	731

Net cost	11,255	7,635	10,522

The components of other comprehensive income relating to the Plans for the years ended December 31, 2009, 2008 and 2007 consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Other comprehensive (income) loss:
Net loss (gain) arising during the period	(13,524)	20,705	6,952
Amortization of net actuarial (gain) loss	(1,394)	(15)	(598)
Other (gain) loss	(785)	(45)	—

Total (income) loss	(15,703)	20,645	6,354

The Company estimates that it will make contributions into the Plans of $11.3 million during 2010. The following table provides the estimated future benefit payments, which reflect expected future service, to be paid by the Plans:

Pension Benefit
Payments
Year	$

2010	6,802
2011	4,468
2012	5,711
2013	4,578
2014	5,836
2015 – 2019	25,563

Total	52,958

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The fair value of the plan assets, by category, as of December 31, 2009 and 2008 and were as follows:

	December 31,	December 31,
	2009	2008
	$	$

Pooled Funds (1)	71,883	54,951
Mutual Funds (2)
Equity investments	12,751	11,417
Debt securities	6,487	4,323
Real estate	1,630	854
Cash and money market	625	1,378
Other	2,119	454

Total	95,495	73,377

(1)
The Company has no control over the investment mix or strategy of the Pooled Funds. The Pooled Funds guarantee a minimum rate of return. If actual investment returns are less than the guarantee minimum rate, then the provider’s statutory reserves are used to top up the shortfall. The Pooled Funds primarily invest in hold to maturity bonds, real estate and other fixed income investments, which provide a stable rate of return.

(2)
The Mutual Funds primary aim is to provide investors with an exposure to a diversified mix of predominantly growth oriented assets (70%) with moderate to high volatility and some defensive assets (30%).

The investment strategy for all plan assets is generally to actively manage a portfolio that is diversified amongst asset classes, markets and regions. Certain of the investment funds do not invest in companies that do not meet certain socially responsible investment criteria. In addition to diversification, other risk management strategies employed by the investment funds include gradual implementation of portfolio adjustments and hedging currency risks.

The Company’s plan assets are primarily invested in commingled funds holding equity and debt securities, which are valued using the net asset value (or NAV), provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares or units outstanding. Commingled funds are classified within Level 2 of the fair value hierarchy as the NAV’s are not publicly available.

The Company has a pension committee that is comprised of various members of senior management. Among other things, the Company’s pension committee oversees the investment and management of the plan assets, with a view to ensuring the prudent and effective management of such plans. In addition, the pension committee reviews investment manager performance results annually and approves changes to the investment manager.

The weighted average assumptions used to determine benefit obligations at December 31, 2008 and 2007 were as follows:

	December 31, 2009	December 31, 2008
	$	$

Discount rates	5.0%	4.1%
Rate of compensation increase	4.7%	4.6%
The weighted average assumptions used to determine net pension expense for the years ended December 31, 2009, 2008 and 2007 were as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Discount rates	5.0%	4.1%	4.9%
Rate of compensation increase	4.7%	4.6%	5.4%
Expected long-term rates of return (1)	6.0%	6.0%	5.3%

(1)
To the extent the expected return on plan assets varies from the actual return, an actuarial gain or loss results. The expected long-term rates of return on plan assets are based on the estimated weighted-average long-term returns of major asset classes. In determining asset class returns, the Company takes into account long-term returns of major asset classes, historical performance of plan assets, as well as the current interest rate environment. The asset class returns are weighted based on the target asset allocations.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
23.	Accounting Pronouncements Not Yet Adopted
a)
In June 2009, the FASB issued an amendment to FASB ASC 810, Consolidations that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. This amendment is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impact, if any, of this statement on its consolidated financial statements.

b)
In June 2009, the FASB issued an amendment to FASB ASC 860, Transfers and Servicing that eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This amendment will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

c)
In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2011. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

d)
In January 2010, the FASB issued an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which amends the guidance on fair value to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption will have no impact on the Company’s results of operations, financial position, or cash flows.

24.	Subsequent Events
a)
In January 2010, the Company completed a public offering of $450 million senior unsecured notes due 2020, which bear interest at a rate of 8.5% per year. The senior unsecured notes were sold at a price equal to 99.181% of par.

The Company used a portion of the offering proceeds to repurchase a portion of its outstanding 8.875% Senior Notes due 2011, pursuant to a previously announced cash tender offer and consent solicitation it commenced on January 12, 2010 and closed on February 9, 2010, for all of such notes and the remainder to repay amounts outstanding under a term loan and a portion of outstanding debt under one of its revolving credit facilities. As of December 31, 2009, $176.6 million aggregate principal amount of the 2011 Senior Notes was outstanding, of which $151.1 million was tendered during January 2010 and February 2010. The Company repaid $150.0 million under one of its term loans in February 2010 and used the remainder of the offering proceeds to repay a portion of outstanding debt under one of its revolving credit facilities.

b)
In March 2010, Teekay Offshore completed a follow-on public offering of 4.4 million common units at a price of $19.48 per unit, for gross proceeds of $87.5 million (including the general partner’s $1.7 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 660,000 units, providing additional gross proceeds of $13.1 million (including the general partner’s $0.3 million proportionate capital contribution).

c)
In April 2010, Teekay Tankers completed a follow-on public offering of 7.7 million common shares at a price of $12.25 per share, for gross proceeds of $94.3 million. The underwriters subsequently exercised their overallotment option in part to purchase an additional 1,079,500 common shares, providing additional gross proceeds of $13.2 million.