Form 20-F
period 2010-12-31
TEEKAY CORP
filed 2011-04-14
CIK 911971

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
Mark Cave
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
Telephone: (441) 298-2530 Fax: (441) 292-3931
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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
72,012,843 shares of Common Stock, par value of $0.001 per share.
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
In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:
•	our future financial condition or results of operations and future revenues and expenses;
•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;
•	offshore, liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) market conditions and fundamentals, including the balance of supply and demand in these markets;
•	our future growth prospects;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contracts;
•	the future valuation of goodwill;
•	the adequacy of restricted cash deposits to fund capital lease obligations;
•	our ability to fulfill our debt obligations;
•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;
•	declining market vessel values and the effect on our liquidity;
•	operating expenses, availability of crew and crewing costs, number of offhire days, drydocking requirements and durations and the adequacy and cost of insurance;
•	our ability to capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing forward freight agreements;
•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term contracts;
•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;
•	the impact of future regulatory changes or environmental liabilities;
•	taxation of our company and of distributions to our stockholders;
•	the expected life-spans of our vessels;
•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;
•	anticipated funds for liquidity needs and the sufficiency of cash flows;
•	our hedging activities relating to foreign currency exchange and interest rate risks;
•	the growth of global oil demand;
•	our exemption from tax on our U.S. source international transportation income;
•	the impact of the Foinaven amended contract on our future operating results;

•
our belief that the master time-charter agreement with Statoil will provide more seasonally stable cash flows and predictability and the use of the Aframax newbuilding shuttle tankers under the new arrangement;

•	the expected return on our investment in first-priority ship mortgage loans;
•	our ability to competitively pursue new floating, production, storage and offloading (or FPSO) projects;
•	our competitive positions in our markets;
•	our business strategy and other plans and objectives for future operations; and
•	our ability to pay dividends on our common stock.
Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in “Item 3. Key Information—Risk Factors” and other factors detailed from time to time in other reports we file with the U.S. Securities and Exchange Commission (or SEC).
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
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay for fiscal years 2010, 2009, 2008, 2007, and 2006, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Report of Independent Registered Public Accounting Firm therein with respect to fiscal years 2010, 2009, and 2008 (which are included herein) and “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	2006	2007	2008	2009	2010

Income Statement Data:
Revenues	$2,015,871	$2,387,625	$3,229,443	$2,172,049	$2,068,878
Total operating expenses (1)	(1,601,528)	(2,028,595)	(2,969,324)	(2,002,261)	(1,834,755)
Income from vessel operations	414,343	359,030	260,119	169,788	234,123
Interest expense	(173,672)	(294,848)	(290,933)	(141,448)	(136,107)
Interest income	58,835	101,199	97,111	19,999	12,999
Realized and unrealized gain (loss) on non-designated derivative instruments	55,646	(45,322)	(567,074)	140,046	(299,598)
Foreign exchange (loss) gain	(46,423)	(61,571)	24,727	(20,922)	31,983
Equity income (loss) from joint ventures	6,099	(12,404)	(36,085)	52,242	(11,257)
Gain (loss) on notes repurchase	—	—	3,010	(566)	(12,645)
Other income (loss)	3,566	23,170	(6,945)	13,527	7,527
Income tax (expense) recovery	(8,811)	3,192	56,176	(22,889)	6,340
Net income (loss)	309,583	72,446	(459,894)	209,777	(166,635)

Less: Net income attributable to non- controlling interests	(6,759)	(8,903)	(9,561)	(81,365)	(100,652)

Net income (loss) attributable to stockholders of Teekay Corporation (2)	302,824	63,543	(469,455)	128,412	(267,287)

Per Common Share Data:
Basic earnings (loss) attributable to stockholders of Teekay Corporation	$4.14	$0.87	(6.48)	1.77	(3.67)
Diluted earnings (loss) attributable to stockholders of Teekay Corporation	4.03	0.85	(6.48)	1.76	(3.67)
Cash dividends declared	0.8600	0.9875	1.1413	1.2650	1.2650

Balance Sheet Data (at end of year):
Cash and cash equivalents	$343,914	$442,673	$814,165	$422,510	$779,748
Restricted cash	679,992	686,196	650,556	615,311	576,271
Vessels and equipment	5,603,316	6,846,875	7,267,094	6,835,597	6,771,375
Net investments in direct financing leases	108,396	101,176	79,508	512,412	487,516
Total assets	8,110,329	10,418,541	10,215,001	9,517,432	9,911,098
Total debt (including capital lease obligations)	4,106,062	6,120,864	5,770,133	5,203,441	5,170,198
Capital stock and additional paid-in capital	596,712	628,786	642,911	656,193	672,684
Non-controlling interest	461,887	544,339	583,938	855,580	1,353,561
Total equity	2,981,034	3,200,293	2,652,405	3,095,670	3,332,008
Number of outstanding shares of common stock	72,831,923	72,772,529	72,512,291	72,694,345	72,012,843

Other Financial Data:
Net revenues (3)	$1,493,816	$1,856,552	$2,471,055	$1,877,958	$1,823,781
EBITDA (4)	657,196	592,016	96,554	791,291	390,838
Adjusted EBITDA (4)	630,408	660,485	892,616	563,217	696,876
Total debt to total capitalization (5)	57.9%	65.7%	68.5%	62.7%	60.8%
Net debt to total net capitalization (6)	50.8%	60.9%	61.9%	57.4%	53.4%
Capital expenditures:
Vessel and equipment purchases (7)	$442,470	$910,304	$716,765	$495,214	$343,091

(1)	Total operating expenses include, among other things, the following:

	2006	2007	2008	2009	2010
	(in thousands)
Gain (loss) on sale of vessels and equipment, net of write-downs of intangible assets and vessels and equipment	$1,341	$16,531	$50,267	$(12,629)	$(49,150)
Unrealized (losses) gains on derivative instruments	—	(143)	(8,325)	14,915	(4,875)
Restructuring charges	(8,929)	—	(15,629)	(14,444)	(16,396)
Goodwill impairment charge	—	—	(334,165)	—	—

	$(7,588)	$16,388	$(307,852)	$(12,158)	$(70,421)

(2)
In January 2009, we adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidations, which requires us to include the portion of net income (loss) that is attributable to the non-controlling interest as part of the Company’s total net income (loss).

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

	2006	2007	2008	2009	2010
	(in thousands)
Revenues	$2,015,871	$2,387,625	$3,229,443	$2,172,049	$2,068,878
Voyage expenses	(522,055)	(531,073)	(758,388)	(294,091)	(245,097)

Net revenues	$1,493,816	$1,856,552	$2,471,055	$1,877,958	$1,823,781

(4)
EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, unrealized foreign exchange (gain) loss, (gain) loss on sale of vessels and equipment — net of write-downs, goodwill impairment charge, amortization of in-process revenue contracts, unrealized (gains) losses on derivative instruments, realized losses (gains) on interest rate swaps, and share of unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

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

	2006	2007	2008	2009	2010
	(in thousands)
Income Statement Data:
Reconciliation of EBITDA and Adjusted EBITDA to Net Income (Loss)
Net income (loss)	$309,583	$72,446	$(459,894)	$209,777	$(166,635)
Income tax expense (recovery)	8,811	(3,192)	(56,176)	22,889	(6,340)
Depreciation and amortization	223,965	329,113	418,802	437,176	440,705
Interest expense, net of interest income	114,837	193,649	193,822	121,449	123,108

EBITDA	657,196	592,016	96,554	791,291	390,838

Restructuring charges	8,929	—	15,629	14,444	16,396
Foreign exchange (gain) loss	46,423	61,571	(24,727)	20,922	(31,983)
(Gain) loss on sale of vessels and equipment — net of write-downs	(1,341)	(16,531)	(50,267)	12,629	49,150
Goodwill impairment charge	—	—	334,165	—	—
Amortization of in-process revenue contracts	(22,404)	(70,979)	(74,425)	(75,977)	(48,254)
Unrealized (gains) losses on derivative instruments	(57,246)	99,055	530,283	(293,174)	140,187
Realized (gains) losses on interest rate swaps	(1,149)	(4,647)	32,445	127,936	154,098
Unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures	—	—	32,959	(34,854)	26,444

Adjusted EBITDA	630,408	660,485	892,616	563,217	696,876

Reconciliation of Adjusted EBITDA to Net Operating Cash Flow
Net operating cash flow	545,716	304,429	523,641	368,251	411,750
Expenditures for drydocking	31,120	85,403	101,511	78,005	57,483
Interest expense, net of interest income	114,837	193,649	193,822	121,449	123,108
Change in operating assets and liabilities	(50,360)	43,871	28,816	(148,655)	(45,415)
Gain on sale of marketable securities	1,422	9,577	4,576	—	1,805
Write-down of marketable securities	—	—	(20,157)	—	—
Loss on notes repurchase	(375)	(947)	(1,310)	(566)	(12,645)
Equity (loss) income, net of dividends received	(486)	(11,419)	(30,352)	49,299	(11,257)
Other (loss) income	(9,949)	50,245	25,153	(837)	(9,627)
Employee stock option compensation	(9,297)	(9,676)	(14,117)	(11,255)	(15,264)
Restructuring charges	8,929	—	15,629	14,444	16,396
Realized (gains) losses on interest rate swaps and foreign exchange contracts	(1,149)	(4,647)	32,445	127,936	154,098
Unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures	—	—	32,959	(34,854)	26,444

Adjusted EBITDA	630,408	660,485	892,616	563,217	696,876

(5)	Total capitalization represents total debt and total equity.

(6)	Net debt represents total debt less cash, cash equivalents and restricted cash. Total net capitalization represents net debt and total equity.

(7)
Excludes vessels purchased in connection with our acquisitions of Teekay Petrojarl ASA (or Teekay Petrojarl) in 2006 and of 50% of OMI Corporation (or OMI) in 2007. Please read “Item 5 — Operating and Financial Review and Prospects.” The expenditures for vessels and equipment exclude non-cash investing activities. Please read “Item 18 — Financial Statements: Note 17 Supplemental Cash Flow Information.”

Risk Factors
The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings.
Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity and changes in the supply of and demand for oil and oil products. If the tanker market is depressed, our earnings may decrease, particularly with respect to our spot tanker sub-segment, a subset of our conventional tanker segment, which accounted for approximately 12% and 19% of our net revenues during 2010 and 2009, respectively. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenue we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
Factors that influence demand for tanker capacity include:
•	demand for oil and oil products;
•	supply of oil and oil products;

•	regional availability of refining capacity;
•	global and regional economic and political conditions;
•	the distance oil and oil products are to be moved by sea; and
•	changes in seaborne and other transportation patterns.
Factors that influence the supply of tanker capacity include:
•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	conversion of tankers to other uses;
•	the number of vessels that are out of service; and
•	environmental concerns and regulations.
Changes in demand for transportation of oil over longer distances and in the supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.
Changes in the oil and natural gas markets could result in decreased demand for our vessels and services.
Demand for our vessels and services in transporting oil, petroleum products, LNG and LPG depend upon world and regional oil, petroleum and natural gas markets. Any decrease in shipments of oil, petroleum products, LNG or LPG in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, petroleum products, LNG or LPG, and competition from alternative energy sources. A slowdown of the U.S. and world economies may result in reduced consumption of oil, petroleum products and natural gas and decreased demand for our vessels and services, which would reduce vessel earnings.
Changes in the spot tanker market may result in significant fluctuations in the utilization of our vessels and our profitability.
During 2010 and 2009, we derived approximately 12% and 19%, respectively, of our net revenues from the vessels in our spot tanker sub-segment (which includes vessels operating under charters with an initial term of less than one year). Our spot tanker sub-segment consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time charters, or contracts of affreightment priced on a spot-market basis or fixed-rate contracts with a term of less than one year. Part of our conventional Aframax and Suezmax tanker fleets and our large and medium product tanker fleets are among the vessels included in our spot tanker sub-segment. Our shuttle tankers may also trade in the spot tanker market when not otherwise committed to perform under time-charters or contracts of affreightment. Due to activity in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in operating results for that period.
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
As at December 31, 2010, we had 35 vessels operating in our shuttle tanker fleet and five FPSO units operating in our FPSO fleet. A majority of our shuttle tankers and all of our FPSOs units earn revenue that depends upon the volume of oil we transport or the volume of oil produced from offshore oil fields. Oil production levels are affected by several factors, all of which are beyond our control, including:
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
FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. Unless extended, certain of our FPSO production service agreements will expire during the next 7 years. Our clients may also terminate certain of our FPSO production service agreements prior to their expiration under specified circumstances. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.

The duration of many of our shuttle tanker and FSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels.
Some of our shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production terminates for any reason, we no longer will generate revenue under the related contract. Other shuttle tanker and floating storage and off-take (or FSO) contracts under which our vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our business and operating results.
Charter rates for conventional oil and product tankers may fluctuate substantially over time and may be lower when we are attempting to re-charter conventional oil or product tankers, which could adversely affect our operating results. Any changes in charter rates for LNG or LPG carriers, shuttle tankers or FSO or FPSO units could also adversely affect redeployment opportunities for those vessels.
Our ability to re-charter our conventional oil and product tankers following expiration of existing time-charter contracts and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the conventional tanker market. Conventional oil and product tanker trades are highly competitive and have experienced significant fluctuations in charter rates based on, among other things, oil, refined petroleum product and vessel demand. For example, an oversupply of conventional oil tankers can significantly reduce their charter rates. There also exists some volatility in charter rates for LNG and LPG carriers, shuttle tankers and FSO and FPSO units, which could also adversely affect redeployment opportunities for those vessels.
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
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Three customers, international oil companies, accounted for an aggregate of 38% ($778.6 million) of our consolidated revenues during 2010 (2009 — for 33% or $716.5 million, 2008 — for 27% or $884.2 million). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.
Future adverse economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.
The global economy recently experienced an economic downturn and crisis in the global financial markets that produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets. If there is economic instability in the future, we may face restricted access to the capital markets or secured debt lenders, such as our revolving credit facilities. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.
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
These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and related requirements on us, please read Item 4. “Information on the Company—B. Operations—Regulations.”
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
Our growth has placed and we believe it will continue to place significant demands on our management, operational and financial resources. As we expand our operations, we must effectively manage and monitor operations, control costs and maintain quality and control in geographically dispersed markets. In addition, our three publicly traded subsidiaries have increased our complexity and placed additional demands on our management. Our future growth and financial performance will also depend on our ability to recruit, train, manage and motivate our employees to support our expanded operations and continue to improve our customer support, financial controls and information systems.
These efforts may not be successful and may not occur in a timely or efficient manner. Failure to effectively manage our growth and the system and procedural transitions required by expansion in a cost-effective manner could have a material adverse affect on our business.
Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.
The operation of oil and product tankers, LNG and LPG carriers, and FSO and FPSO units is inherently risky. Although we carry hull and machinery (marine and war risk) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, except for certain LNG carriers, we do not generally carry insurance on our vessels covering the loss of revenues resulting from vessel offhire time based on its cost compared to our offhire experience. Any significant offhire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.
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
Due to harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer months. Because the North Sea is our primary existing offshore oil market, this seasonal repair and maintenance activity contributes to quarter-to-quarter volatility in our results of operations, as oil production typically is lower in the fiscal quarters ended June 30 and September 30 in this region compared with production in the fiscal quarters ended March 31 and December 31. Because a number of our North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on the volume of oil transported, the results of our shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. When we redeploy affected shuttle tankers as conventional oil tankers while platform maintenance and repairs are conducted, the overall financial results for our North Sea shuttle tanker operations may be negatively affected if the rates in the conventional oil tanker markets are lower than the contract of affreightment rates. In addition, we seek to coordinate some of the general drydocking schedule of our fleet with this seasonality, which may result in lower revenues and increased drydocking expenses during the summer months.
We expend substantial sums during construction of newbuildings and the conversion of tankers to FPSO or FSO units without earning revenue and without assurance that they will be completed.
We are typically required to expend substantial sums as progress payments during construction of a newbuilding or vessel conversion, but we do not derive any revenue from the vessel until after its delivery. In addition, under some of our time charters if our delivery of a vessel to a customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated charges.
Substantially all of our newbuilding financing commitments have been pre-arranged. However, if we were unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2010, we had 11 newbuildings on order with deliveries scheduled between the second quarter of 2011 and the second quarter of 2013. As of December 31, 2010, progress payments made towards these newbuildings, excluding payments made by our joint venture partners, totaled $177.6 million.
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
We regularly evaluate and pursue opportunities to provide the marine transportation requirements for various projects, and we have currently submitted bids to provide transportation solutions for LNG and LPG and FPSO projects. We may submit additional bids from time to time. The award process relating to LNG and LPG transportation and FPSO opportunities typically involves various stages and takes several months to complete. If we bid on and are awarded contracts relating to any LNG and LPG and FPSO project, we will need to incur significant capital expenditures to build the related LNG and LPG carriers and FPSO units.
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
Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to other currencies also result in fluctuations of our reported revenues and earnings. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant unrealized foreign currency exchange gains or losses each period. For 2010 and 2009, we had foreign exchange gains (losses) of $32.0 million and $(20.9) million, respectively. The primary source of these gains and losses is our Euro-denominated term loans.

Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.
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
Terrorist attacks, piracy and the current conflicts in the Middle East, Afghanistan and Libya and other current and future conflicts, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. Throughout 2010, the frequency and severity of piracy incidents increased significantly, particularly in the Gulf of Aden and Indian Ocean. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.
Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries to which we trade may limit trading activities with those countries, which could also harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.
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
Market values of vessels fluctuate depending upon general economic and market conditions affecting relevant markets and industries and competition from other shipping companies and other modes of transportation. In addition, as vessels become older, they generally decline in value. Declining vessel values of our tankers could adversely affect our liquidity by limiting our ability to raise cash by refinancing vessels. Declining vessel values could also result in a breach of loan covenants and events of default under certain of our credit facilities that require us to maintain certain loan-to-value ratios. If we are unable to pledge additional collateral in the event of a decline in vessel values, the lenders under these facilities could accelerate our debt and foreclose on our vessels pledged as collateral for the loans. As of December 31, 2010, the total outstanding debt under credit facilities with this type of covenant tied to conventional tanker values was $169.3 million.
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
Adverse effects upon the oil and gas industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil and gas will lessen dramatically over the short-term, in the long-term climate change may reduce the demand for oil and gas or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
We have substantial debt levels and may incur additional debt.
As of December 31, 2010, our consolidated debt and capital lease obligations totaled $5.2 billion and we had the capacity to borrow an additional $1.6 billion under our credit facilities. These credit facilities may be used by us for general corporate purposes. Our consolidated debt and capital lease obligations could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including:
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
Certain of Teekay LNG’s lease arrangements contain provisions whereby it has provided a tax indemnification to third parties, which may result in increased lease payments or termination of favorable lease arrangements.
Teekay LNG and a joint venture partner are the lessees under 30-year capital lease arrangements with a third party for three LNG carriers. Under the terms of these capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect or there is a change in the applicable tax legislation or the interpretation thereof by the U.K. taxing authority, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. Teekay LNG does not have the ability to pass these increased rentals onto the charter party. However, the terms of the lease arrangements enable Teekay LNG and the joint venture partner jointly to terminate the lease arrangement on a voluntary basis at any time. In the event of an early termination of the lease arrangements, the joint venture may be obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any. Although the exact amount of any such payments upon termination would be negotiated between Teekay LNG and the lessor, we expect the amount would be significant.
Recently, the U.K. taxing authority has been urging lessors under capital lease arrangements that have tax benefits similar to the ones provided by the capital lease arrangements for our LNG carriers to terminate such capital lease arrangements and has in other circumstances challenged the use of similar tax structures, although under facts we believe are different from ours. As a result, the lessor has requested that Teekay LNG enter into negotiations for a mutually agreed upon termination of these leases. Teekay LNG has declined the request to negotiate. While, based on discussions with our counsel, we do not believe that the U.K. taxing authority would be able to successfully challenge the availability to the lessor of these benefits, if the challenge were successful, the joint venture, of which Teekay LNG owns a 70% interest, could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits.
In addition, the subsidiaries of another joint venture formed to service the Tangguh LNG project in Indonesia have entered into lease arrangements with a third party for two LNG carriers. Teekay LNG purchased our interest in this subsidiary in 2009. The terms of the lease arrangements provide similar tax and change of law risk assumption by this joint venture as with the three LNG carriers above.
Tax Risks
In addition to the following risk factors, you should read Item 4E: “Taxation of the Company” and Item 10: “Additional Information — Material U.S. Federal Income Tax Considerations” and — “Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our Class A common stock.
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”
There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS or a court of law, will accept our position, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

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
Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual stockholders (and certain other U.S. stockholders). In the absence of legislation extending the term for these preferential tax rates or providing for some other treatment, all dividends received by such U.S. taxpayers in tax years after December 31, 2012 or later will be taxed at ordinary graduated tax rates. Please read Item 10. “Additional Information—Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions.”
Changes in the ownership of our stock may cause us and certain of our subsidiaries to be unable to claim an exemption from United States tax on our United States source income.
Changes in the ownership of our stock may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the United States Internal Revenue Code (or the Code). If we were not exempt from tax under Section 883 of the Code, we or our subsidiaries that are currently claiming exemptions will be subject to U.S. federal income tax on shipping income attributable to our subsidiaries’ transportation of cargoes to or from the U.S. to the extent it is treated as derived from U.S. sources. Certain of our subsidiaries currently are unable to claim this exemption and, as a result, we estimate that they will be subject to less than $750,000 of U.S. federal income tax annually. To the extent we or our other subsidiaries are subject to U.S. federal income tax on shipping income from U.S. sources, our net income and cash flow will be reduced by the amount of such tax. We cannot give any assurance that future changes and shifts in ownership of our stock will not preclude us or our other subsidiaries from being able to satisfy an exemption under Section 883. Please read Item 4. “Information on the Company—Taxation of the Company—United States Taxation.”
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
Item 4. Information on the Company
A. Overview, History and Development
Overview
We are a leading provider of international crude oil and gas marine transportation services and we also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore), through our 100% ownership interest in Teekay Petrojarl AS, and expansion of our conventional tanker business through our publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). With a fleet of over 150 vessels, offices in 16 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides comprehensive marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations, positioning us as The Marine Midstream Company.
Our shuttle tanker and FSO segment and FPSO segment includes our shuttle tanker operations, floating storage and off-take (or FSO) units, and our floating production, storage and offloading (or FPSO) units, which primarily operate under long-term fixed-rate contracts. As of December 31, 2010, our shuttle tanker fleet, including newbuildings on order, had a total cargo capacity of approximately 4.4 million deadweight tonnes (or dwt), which represented approximately 44% of the total tonnage of the world shuttle tanker fleet. Please read Item 4 — Information on the Company: Our Fleet.
Our liquefied gas segment includes our LNG and LPG carriers. Substantially all of our LNG and LPG carriers are subject to long-term, fixed-rate time-charter contracts. As of December 31, 2010, this fleet, including newbuildings on order, had a total cargo carrying capacity of approximately 3.3 million cubic meters. Please read Item 4 — Information on the Company: Our Fleet.
Our conventional tanker segment includes our conventional crude oil tankers and product carriers. In order to provide investors with additional information about our conventional tanker segment, we have divided this operating segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment. As of December 31, 2010, our Aframax tankers in the spot tanker sub-segment, which had a total cargo capacity of approximately 2.1 million dwt, represented approximately 2% of the total tonnage of the world Aframax fleet. Please read Item 4 — Information on the Company: Our Fleet.

Our fixed-rate tanker sub-segment includes our conventional crude oil and product tankers on long-term fixed-rate time-charter contracts. Please read “Item 4 — Information on the Company: Our Fleet”.
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
Recent Business Acquisition
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
Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2010 and Early 2011” for more information on recent transactions.
Recent Equity Offerings and Transactions by Subsidiaries
Equity Offerings by Teekay Tankers
During June 2009, Teekay Tankers completed a public offering of 7.0 million common shares of its Class A Common Stock at a price of $9.80 per share, for gross proceeds of $68.6 million. Teekay Tankers used the total net offering proceeds of approximately $65.6 million to acquire a 2003-built Suezmax tanker from us for $57.0 million and to repay a portion of its outstanding debt under its revolving credit facility.
During April 2010, Teekay Tankers completed a public offering of 8.8 million common shares of its Class A Common Stock (including 1.1 million common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.25 per share, for gross proceeds of $107.5 million. Teekay Tankers used the total net proceeds from the offering as partial consideration to acquire from us for a total purchase price of $168.7 million the following three vessels: the two Suezmax tankers, the Yamuna Spirit and the Kaveri Spirit, and the Aframax tanker, the Helga Spirit. As part of the purchase price for these vessels, Teekay Tankers concurrently issued to us 2.6 million unregistered shares of Class A Common Stock at the public offering price of $12.25 per share.
During October 2010, Teekay Tankers completed a public offering of 8.6 million common shares of its Class A Common Stock (including 395,000 common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.15 per share, for gross proceeds of $104.4 million.
During February 2011, Teekay Tankers completed a public offering of 9.9 million common shares of its Class A Common Stock (including 1.3 million common shares issued upon the exercise of the underwriter’s overallotment option) at a price of $11.33 per share, for gross proceeds of approximately $112.1 million. Please read Item 18 — Financial Statements: Note 25(b) — Subsequent Events.
As a result of these transactions, our ownership of Teekay Tankers was reduced from 42.2% to 26.0% as of March 31, 2011. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and will continue to consolidate this subsidiary. Please read Item 18 — Financial Statements: Note 5 — Equity Offerings by Subsidiaries. As of March 31, 2011, Teekay Tankers owned nine Aframax tankers and six Suezmax tankers it acquired from us upon and subsequent to its initial public offering. Teekay Tankers is expected to grow through the acquisition of additional crude oil and product tanker assets from third parties and from us.
Equity Offerings by Teekay Offshore and the Sale of Remaining Interest in OPCO to Teekay Offshore
During June 2008, Teekay Offshore, completed a public offering by issuing 7.4 million of its common units to the public and 3.3 million common units to us in a concurrent private placement at a price of $20.00 per unit for net proceeds of $198.8 million. In connection with the public offering, we contributed $4.2 million to Teekay Offshore to maintain our 2% general partner interest in it. During July 2008, the underwriters exercised their over-allotment option and purchased 375,000 common units at $20.00 per unit for additional gross proceeds of $7.2 million.
During August 2009, Teekay Offshore completed a public offering of 7.5 million common units (including 975,000 units issued upon the exercise of the underwriter’s overallotment option) at a price of $14.32 per unit, for total gross proceeds of $107.0 million (including the general partner’s $2.2 million proportionate capital contribution). Teekay Offshore used the total net offering proceeds to reduce amounts outstanding under one of its revolving credit facilities.
During March 2010, Teekay Offshore completed a public offering of 5.1 million common units (including 660,000 units issued upon the exercise of the underwriter’s overallotment option) at a price of $19.48 per unit, for gross proceeds of $100.6 million (including the general partner’s $2.0 million proportionate capital contribution). Teekay Offshore used the net proceeds from the offering of $95.5 million to repay the vendor financing of $60.0 million we provided for the acquisition from us of the FPSO unit, the Petrojarl Varg and to finance a portion of the April 2010 acquisition from us of the FSO unit, the Falcon Spirit, for $44.1 million.

During August 2010, Teekay Offshore completed a public offering of 6.0 million common units (including 0.8 million units issued upon the exercise of the underwriter’s overallotment option) at the price of $22.15 per unit, for gross proceeds of $136.5 million (including the general partner’s $2.7 million proportionate capital contribution). Teekay Offshore used the net proceeds from the equity offering to repay a portion of its outstanding debt under one of its revolving credit facilities.
During December 2010, Teekay Offshore completed a public offering of 6.4 million common units (including 0.8 million units issued upon the exercise of the underwriter’s overallotment option) at a price of $27.84 per unit, for gross proceeds of $182.9 million (including the general partner’s $3.7 million proportionate capital contribution).
As of December 31, 2010, Teekay Offshore owned 51% of Teekay Offshore Operating L.P. (or OPCO), including its 0.01% general partner interest. As of December 31, 2010, OPCO owned and operated a fleet of 33 of our shuttle tankers (including 6 chartered-in vessels and 5 vessels owned by 50% owned joint ventures), 4 of our FSO units, and 11 of our conventional Aframax tankers. In addition, Teekay Offshore has direct ownership interests in two of our shuttle tankers (including one through a 50%-owned joint venture), two FSO units and two FPSO units. As of December 31, 2010, we indirectly owned 49% of OPCO and 28.3% of Teekay Offshore, including our 2% general partner interest. As a result, we effectively owned 63.4% of OPCO. In March 2011, we sold our 49% interest in OPCO to Teekay Offshore for a combination of $175 million in cash (less $15 million in distributions made by OPCO to us between December 31, 2010 and the date of acquisition) and 7.6 million of Teekay Offshore’s common units. In addition, Teekay Offshore issued to its general partner a sufficient general partner interest in order for it to maintain its 2% general partner interest. The sale increased Teekay Offshore’s ownership of OPCO from 51% to 100%. Please read Item 18 — Financial Statements: Note 25(d) — Subsequent Events.
As a result of theses transactions, our ownership of Teekay Offshore was reduced to 36.9% (including our 2% general partner interest). We maintain control of Teekay Offshore by virtue of our control of the general partner and will continue to consolidate as of March 31, 2011 this subsidiary.
Equity Offerings and Unit Issuances by Teekay LNG
During April 2008, Teekay LNG completed a public offering of 5.4 million of its common units (including 0.4 million units issued upon the exercise of the underwriter’s overallotment option) at a price of $28.75 per unit, for gross proceeds of $148.4 million (including the general partner’s 2% proportionate capital contribution). Concurrent with the public offering, we acquired approximately 1.7 million common units of Teekay LNG at the same public offering price for a total cost of $50.0 million.
During March 2009, Teekay LNG completed a public offering of 4.0 million of its common units at a price of $17.60 per unit, for gross proceeds of $71.8 million (including the general partner’s 2% proportionate capital contribution). Teekay LNG used the net proceeds from the offering to prepay amounts outstanding on two of its revolving credit facilities.
During November 2009, Teekay LNG completed a public offering of 4.0 million of its common units (including 0.5 million units issued upon the exercise of the underwriter’s overallotment option) at a price of $24.40 per unit, for gross proceeds of $98.3 million (including the general partner’s 2% proportionate capital contribution). Teekay LNG used the net proceeds from the offering to prepay amounts outstanding under one or more of its revolving credit facilities.
During July 2010, Teekay LNG completed a direct equity placement of 1.7 million common units at a price of $29.18 per unit, for gross proceeds of $51 million (including the general partner’s 2% proportionate capital contribution).
In November 2010, Teekay LNG acquired a 50% interest in companies that own two LNG carriers (collectively the Exmar Joint Venture) from Exmar NV for a total purchase price of approximately $72.5 million net of assumed debt. Teekay LNG paid $37.3 million of the purchase price by issuing to Exmar NV 1.1 million of its common units and the balance was financed by drawing on one of its revolving credit facilities.
As a result of the 2010 direct equity placement and units issued to Exmar NV, our ownership of Teekay LNG has been reduced to 46.8% (including our 2% general partner interest) as of March 31, 2011. We maintain control of Teekay LNG by virtue of our control of the general partner and will continue to consolidate this subsidiary. Please read Item 18 — Financial Statements: Note 5 — Equity Offerings by Subsidiaries.
In April 2011, Teekay LNG completed a public offering of 4.3 million common units (including 0.6 million common units issued upon the partial exercise of the underwriter's overallotment option) at a price of $38.88 per unit, for gross proceeds (including the general partner's proportionate capital contribution) of approximately $168.7 million. Teekay LNG expects to use the net offering proceeds to fund the equity purchase price of its acquisition from Teekay of a 33% interest in four newbuilding LNG carriers. Please read Item 18 — Financial Statements: Note 25(e) — Subsequent Events.
Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2010 and Early 2011” for more information on recent transactions.
B. Operations
Our organization is divided into the following key areas: the shuttle tanker and FSO segment (included in our Teekay Navion Shuttle Tankers and Offshore business unit), the FPSO segment (included in our Teekay Petrojarl business unit), the liquefied gas segment (included in our Teekay Gas Services business unit) and the conventional tanker segment, consisting of the spot tanker sub-segment and fixed-rate tanker sub-segment (both included in our Teekay Tanker Services business unit). These centers of expertise work closely with customers to ensure a thorough understanding of our customers’ requirements and to develop tailored solutions.
•
Teekay Navion Shuttle Tankers and Offshore and Teekay Petrojarl provides marine transportation, production and storage services to the offshore oil industry, including shuttle tanker, FSO and FPSO services. Our expertise and partnerships with third parties allow us to create solutions for customers producing crude oil from offshore installations.

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
As of December 31, 2010, there were approximately 88 vessels in the world shuttle tanker fleet (including 21 newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Africa, Australia, Brazil, Canada, Russia and the United States Gulf. As of December 31, 2010, we owned 32 shuttle tankers (including two newbuildings) and chartered-in an additional six shuttle tankers. Other shuttle tanker owners include Knutsen OAS Shipping AS, Transpetro and JJ Ugland which as of December 31, 2010 controlled small fleets of 3 to 18 shuttle tankers each. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea.
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
As of December 2010, there were approximately 102 FSO units operating and two FSO units on order in the world fleet. As at December 31, 2010, we had six FSO units. The major markets for FSO units are Asia, the Middle East, the North Sea, South America and West Africa. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.
FPSO Units
FPSO units are offshore production facilities that are typically ship-shaped and store processed crude oil in tanks located in the hull of the vessel. FPSO units are typically used as production facilities to develop marginal oil fields or deepwater areas remote from existing pipeline infrastructure. Of four major types of floating production systems, FPSO units are the most common type. Typically, the other types of floating production systems do not have significant storage and need to be connected into a pipeline system or use an FSO unit for storage. FPSO units are less weight-sensitive than other types of floating production systems and their extensive deck area provides flexibility in process plant layouts. In addition, the ability to utilize surplus or aging tanker hulls for conversion to an FPSO unit provides a relatively inexpensive solution compared to the new construction of other floating production systems. A majority of the cost of an FPSO comes from its top-side production equipment and thus FPSO units are expensive relative to conventional tankers. An FPSO unit carries on-board all the necessary production and processing facilities normally associated with a fixed production platform. As the name suggests, FPSO units are not fixed permanently to the seabed but are designed to be moored at one location for long periods of time. In a typical FPSO unit installation, the untreated well-stream is brought to the surface via subsea equipment on the sea floor that is connected to the FPSO unit by flexible flow lines called risers. The risers carry oil, gas and water from the ocean floor to the vessel, which processes it onboard. The resulting crude oil is stored in the hull of the vessel and subsequently transferred to tankers either via a buoy or tandem loading system for transport to shore.

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 2010 there were approximately 155 FPSO units operating and 35 FPSO units on order in the world fleet. At December 31, 2010, we had six FPSO units. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. Other major independent FPSO contractors are SBM Offshore NV, BW Offshore / Prosafe Production, MODEC, Sevan Marine ASA, Bluewater and Maersk FPSOs.
During 2010, a total of approximately 53% of our net revenues were earned by the vessels in our shuttle tankers and FSO segment and FPSO segment, compared to approximately 47% in 2009 and 37% in 2008. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
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
In the LNG markets, we compete principally with other private and state-controlled energy and utilities companies, which generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as major energy companies have continued to divest non-core businesses. Other major operators of LNG carriers are BW Gas, Golar LNG, Kawasaki Kisen Kaisha (or K-Line), Malaysian International Shipping, Mitsui O.S.K., NYK Line and Qatar Gas Transport.
LNG carriers transport LNG internationally between liquefaction facilities and import terminals. After natural gas is transported by pipeline from production fields to a liquefaction facility, it is super-cooled to a temperature of approximately negative 260 degrees Fahrenheit. This process reduces its volume to approximately 1 / 600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to meet their demand for natural gas. LNG carriers include a sophisticated containment system that holds and insulates the LNG so it maintains its liquid form. The LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then shipped by pipeline for distribution to natural gas customers.
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
Most new LNG carriers, including all of our vessels, are being built with a membrane containment system. These systems consist of insulation between thin primary and secondary barriers and are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 40 years. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG and LPG carriers after they reach a certain age. As at December 31, 2010, there were approximately 362 vessels in the world LNG fleet, with an average age of approximately 10 years, and an additional 22 LNG carriers under construction or on order for delivery through 2014. As of December 31, 2010, the worldwide LPG tanker fleet consisted of approximately 1,189 vessels with an average age of approximately 16 years and approximately 121 additional LPG vessels were on order for delivery through 2014. LPG carriers range in size from approximately 500 to approximately 70,000 cubic meters (or cbm). Approximately 55% (in terms of vessel numbers) of the worldwide fleet is less than 5,000 cbm.
Our liquefied gas segment primarily consists of LNG and LPG carriers subject to long-term, fixed-rate time-charter contracts. As at December 31, 2010, we had 17 LNG carriers, as well as an additional four newbuilding LNG carriers on order which were scheduled to commence operations upon delivery under long-term fixed-rate time-charters and in which our interest is 33%. In addition, as at December 31, 2010, we had five LPG carriers, of which three are under construction.
During 2010, approximately 14% of our net revenues were earned by the vessels in our liquefied gas segment, compared to approximately 13% in 2009, and 9% in 2008. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.

Conventional Tanker Segment
a) Spot Tanker Sub-Segment
The vessels in our spot tanker sub-segment compete primarily in the Aframax and Suezmax tanker markets. In these markets, international seaborne oil and other petroleum products transportation services are provided by two main types of operators: captive fleets of major oil companies (both private and state-owned) and independent ship-owner fleets. Many major oil companies and other oil trading companies, the primary charterers of our vessels, also operate their own vessels and transport their own oil and oil for third-party charterers in direct competition with independent owners and operators. Competition for charters in the Aframax and Suezmax spot charter market is intense and is based upon price, location, the size, age, condition and acceptability of the vessel, and the reputation of the vessel’s manager.
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
Certain of our vessels in the spot tanker sub-segment operate pursuant to pooling arrangements. Under a pooling arrangement, different vessel owners pool their vessels, which are managed by a pool manager, to improve utilization and reduce expenses. In general, revenues generated by the vessels operating in a pool, less related voyage expenses (such as fuel and port charges) and pool administrative expenses, are pooled and allocated to the vessel owners according to a pre-determined formula. As of December 31, 2010, we participated in three main pooling arrangements. These include an Aframax tanker pool, an LR2 tanker pool and a Suezmax tanker pool (or Gemini Pool). As of December 31, 2010, 16 of our Aframax tankers operated in the Aframax tanker pool, five of our LR2 tankers operated in the LR2 tanker pool and 16 of our Suezmax tankers operated in the Gemini Pool. Each of these pools is either solely or jointly managed by us.
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
We believe that we have competitive advantages in the Aframax and Suezmax tanker market as a result of the quality, type and dimensions of our vessels and our market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2010, our Aframax tanker fleet (excluding Aframax-size shuttle tankers and newbuildings) had an average age of approximately 10 years and our Suezmax tanker fleet (excluding Suezmax-size shuttle tankers and newbuildings) had an average age of approximately five years. This compares to an average age for the world oil tanker fleet of approximately 8.4 years, for the world Aframax tanker fleet of approximately 8.2 years and for the world Suezmax tanker fleet of approximately 8.3 years.
As of December 31, 2010, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 65 Aframax vessels), Sovcomflot (approximately 53 vessels), the Sigma Pool (approximately 47 vessels) and the Aframax International Pool (approximately 44 Aframax vessels). Other large operators of Suezmax tonnage (including newbuildings on order) included the Stena Sonangol Pool (approximately 28 vessels), Sovcomflot (approximately 18 vessels), the Blue Fin Pool (approximately 17 vessels) and Delta Tankers (approximately 13 vessels).
We have chartering staff located in Tokyo, Japan; Singapore; London, England; Houston, Texas; and Stamford, Connecticut. Each office serves our clients headquartered in that office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. We believe that monitoring such information is critical to making informed bids on competitive brokered business.
During 2010, approximately 12% of our net revenues were earned by the vessels in our spot tanker sub-segment, compared to approximately 19% in 2009 and 40% in 2008. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.
b) Fixed-Rate Tanker Sub-Segment
The vessels in our fixed-rate tanker sub-segment primarily consist of Aframax and Suezmax tankers that are employed on long-term time-charters. We consider contracts that have an original term of less than one year duration to be short-term. The only difference between the vessels in the spot tanker sub-segment and the fixed-rate tanker sub-segment is the duration of the contracts under which they are employed. During 2010, approximately 21% of our net revenues were earned by the vessels in the fixed-rate tanker sub-segment, compared to approximately 20% in 2009 and 14% in 2008. Please read Item 5 — Operating and Financial Review and Prospects: Results of Operations.

Our Fleet
As at December 31, 2010, our fleet (excluding vessels managed for third parties) consisted of 151 vessels, including chartered-in vessels, and newbuildings/conversions on order. The following table summarizes our fleet as at December 31, 2010:

	Number of Vessels
	Owned				Newbuildings/
	Vessels		Chartered-in Vessels		Conversions		Total
Shuttle Tanker and FSO Segment
Shuttle Tankers	28	(1)	6	(2)	2		36
FSO Units	5	(3)	—		—		5

Total Shuttle Segment	33		6		2		41

FPSO Segment
Shuttle Tankers	2	(1)	—		—		2
FSO Unit	1	(3)	—		—		1
FPSO Units	5	(4)	—		1	(11)	6

Total FPSO Segment	8		—		1		9

Liquefied Gas Segment
LNG Carriers	17	(6)	—		4	(7)	21
LPG Carriers	2		—		3		5

Total Liquefied Gas Segment	19		—		7		26

Spot Tanker Sub-Segment
Suezmax Tankers	8	(8)	3		—		11
Aframax Tankers	10	(9)	10		—		20
Large Product Tankers	3		1		—		4

Total Spot Tanker Sub-Segment	21		14		—		35

Fixed-Rate Tanker Sub-Segment
Conventional Tankers	33	(5)	6		1	(10)	40

Total Fixed-Rate Tanker Sub-Segment	33		6		1		40

Total	114		26		11		151

The following footnotes indicate the vessels in the table above that are owned or chartered-in by non-wholly owned subsidiaries of Teekay or have been or will be offered by us to Teekay LNG, Teekay Offshore or Teekay Tankers:

(1)	Includes 28 vessels owned by OPCO (including five through 50% controlled subsidiaries) and two vessels owned by Teekay Offshore (including one through a 50% controlled subsidiary).

(2)	All six vessels chartered-in by OPCO.

(3)	Includes four FSO units owned by OPCO, one FSO unit owned through an 89% subsidiary, and one FSO unit owned by Teekay Offshore.

(4)
Includes three FPSO units owned by Teekay Petrojarl. Teekay is required to offer to sell to Teekay Offshore any of these units that are servicing contracts in excess of three years in length. Two FPSO units are owned by Teekay Offshore. Certain of our FPSO contracts include the services of shuttle tankers and an FSO unit, and as such, these vessels are included in the FPSO segment.

(5)	Includes eleven vessels owned by Teekay LNG, four vessels owned by OPCO, and nine vessels owned by Teekay Tankers.

(6)	Includes nine LNG carriers owned by Teekay LNG, a 70% interest in two LNG carriers, 40% interest in four LNG carriers, and 50% interest in two LNG carriers.

(7)	Includes Teekay’s 33% interest in four LNG newbuildings. In March 2011, Teekay LNG agreed to acquire Teekay’s interest in these vessels.

(8)	Includes three Suezmax tankers owned by Teekay Tankers.

(9)	Includes seven vessels owned by Teekay Offshore, all of which are chartered to Teekay and three vessels owned by Teekay Tankers.

(10)	Includes Teekay Tanker’s 50% interest in one VLCC newbuilding.

(11)	Includes one Aframax tanker being converted to an FPSO unit which is scheduled to be delivered in the second quarter of 2012.
Our vessels are of Australian, Bahamian, Belgium, Cayman Islands, Hong Kong, Isle of Man, Liberian, Marshall Islands, Norwegian, Norwegian International Ship, Singapore, and Spanish registry.
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
As of December 31, 2010, we had 11 vessels under construction. Please read Item 5 — Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 18 — Financial Statements: Notes 16(a) and 16(b) — Commitments and Contingencies — Vessels Under Construction and Joint Ventures.
Please read Item 18 — Financial Statements: Note 8 — Long-Term Debt for information with respect to major encumbrances against our vessels.
Safety, Management of Ship Operations and Administration
Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2008, we introduced the Quality Assurance and Training Officers Program to conduct rigorous internal audits of our processes and provide our seafarers with onboard training. In 2007, we introduced a behavior-based safety program called “Safety in Action” to improve the safety culture in our fleet. We are also committed to reducing our emissions and waste generation.

Key performance indicators facilitate regular monitoring of our operational performance. Targets are set on an annual basis to drive continuous improvement, and indicators are reviewed monthly to determine if remedial action is necessary to reach the targets.
We, through certain of its subsidiaries, assists our operating subsidiaries in managing their ship operations. All vessels are operated under our comprehensive and integrated Marine Operations Management System (or MOMS) that complies with the International Safety Management Code (or ISM Code), the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, and Occupational Health and Safety Advisory Services (or OHSAS) 18001. MOMS is certified by Det Norske Veritas (or DNV), the Norwegian classification society. It has also been separately approved by the Australian and Spanish Flag administrations. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and certain flag states.
We provide, through certain of its subsidiaries, expertise in various functions critical to the operations of our operating subsidiaries. We believe this arrangement affords a safe, efficient and cost-effective operation. Our subsidiaries also provide to us access to human resources, financial and other administrative functions pursuant to administrative services agreements.
Ship management services are provided by our Teekay Marine Services division, a located in various offices around the world. These include such critical ship management functions as:
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
Our day-to-day focus on cost efficiencies is applied to all aspects of our operations. We believe that the generally uniform design of some of our existing and new-building vessels and the adoption of common equipment standards provides operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering. In addition, in 2003, we and two other shipping companies established a purchasing alliance, Teekay Bergesen Worldwide (or TBW), which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals.
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
We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism). None of our vessels are generally insured against loss of revenues resulting from vessel offhire time, based on the cost of this insurance compared to our offhire experience. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In addition, more stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.
We use in our operations a thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers’ competence training program, seafarers’ workshops and membership in emergency response organizations.
Teekay has achieved certification under the standards reflected in ISO 9001 for quality assurance, ISO 14001 for environment management systems, OHSAS 18001, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

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
Customers
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil and LNG consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. Three customers, international oil companies, accounted for a total of 38% ($778.6 million) of our consolidated revenues during 2010 (2009 — two customers for 26% or $564.5 million, 2008 — one customer for 16% or $508.8 million). No other customer accounted for more than 10% of our consolidated revenues during 2010, 2009, or 2008. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.
Classification, Audits and Inspections
The hull and machinery of all of our vessels have been “classed” by one of the major classification societies: DNV, Lloyd’s Register of Shipping or American Bureau of Shipping. In addition, the processing facilities of our FPSO units are “classed” by DNV. The classification society certifies that the vessel has been built and maintained in accordance with the rules of that classification society. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (an Intermediate Survey) and the fifth annual inspection being the most comprehensive survey (a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel in addition to a more detailed inspection of hull and machinery. Many of our vessels have qualified with their respective classification societies for drydocking every five years in connection with the Special Survey and are no longer subject to drydocking at Intermediate Surveys. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel hull and to mark the hull to facilitate underwater inspections by divers.
The vessel’s flag state, or the vessel’s classification society if nominated by the flag state, also inspect our vessels to ensure they comply with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory. Port state authorities, such as the United States Coast Guard and the Australian Maritime Safety Authority, also inspect our vessels when they visit their ports. Many of our customers also regularly inspect our vessels as a condition to chartering.
We believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.
Our vessels are also regularly inspected by our seafaring staff, which performs much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year. Upon completion of each inspection, action plans are developed to address any items requiring improvement. All action plans are monitored until they are completed. The objectives of these inspections are to ensure:
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
The EU has also adopted legislation (directive 2009/16/Econ Port State Control) that: bans manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years, after July 2003) from European waters; creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The EU is also considering the adoption of criminal sanctions for certain pollution events, including improper cleaning of tanks.
Several regulatory requirements to use low sulphur fuel are in force or upcoming. The EU Directive 33/2005 (or the Directive) came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulphur content below 0.1% while berthed or anchored in an EU port. The California Air Resources Board will require vessels to burn fuel with 0.1% sulphur content or less within 24 nautical miles of California as of January 1, 2012. As of January 1, 2015, all vessels operating within Emissions Control Areas worldwide must comply with 0.1% sulphur requirements. Currently, the only grade of fuel meeting 0.1% sulphur content requirement is low sulphur marine gas oil (or LSMGO). Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition, LSMGO is more expensive than HFO and this will impact the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulphur areas are able to comply with fuel requirements.

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

Owners or operators of vessels, including tankers operating in U.S. waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:
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
C. Organizational Structure
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

The following chart provides an overview of our organizational structure as at March 31, 2011. Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as at March 31, 2011.

(1)
The partnership is controlled by its general partner. Teekay Corporation has a 100% beneficial ownership in the general partner. However in certain limited cases, approval of a majority of the common unit holders is required to approve certain actions.

(2)	Proportion of voting power held is 52.7%.

(3)	Including our 100% interest in Teekay Petrojarl.
Teekay LNG is a Marshall Islands limited partnership formed by us in 2005 as part of our strategy to expand our operations in the LNG and LPG shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies through its fleet of 17 LNG carriers, five LPG carriers (including three newbuildings), ten Suezmax tankers and one product tanker. In April 2011, Teekay LNG completed a public offering of 4.3 million common units (including 0.6 million common units issued upon the partial exercise of the underwriter’s overallotment option) at a price of $38.88 per unit, for gross proceeds (including the general partner’s proportionate capital contribution) of approximately $168.7 million. Please read Item 18 — Financial Statements: Note 25(e) — Subsequent Events.
Teekay Offshore is a Marshall Islands limited partnership formed by us in 2006 as part of our strategy to expand our operations in the offshore oil marine transportation, processing and storage sectors. As of December 31, 2010, Teekay Offshore owned 51% of OPCO, including its 0.01% general partner interest. OPCO owns and operates a fleet of 33 of our shuttle tankers (including six chartered-in vessels), four of our FSO units, and 11 of our conventional Aframax tankers. In addition, Teekay Offshore has direct ownership interests in two of our shuttle tankers, two of our FSO units and two of our FPSO units. All of OPCO’s vessels operate under long-term, fixed-rate contracts. At December 31, 2010, we directly owned 49% of OPCO and 28.3% of Teekay Offshore, including our 2% general partner interest. As a result, we effectively owned 63.4% of OPCO. Teekay Offshore also has rights to participate in certain FPSO opportunities relating to Teekay Petrojarl. Pursuant to an omnibus agreement we entered into in connection with Teekay Offshore’s initial public offering in 2006, we have also agreed to offer to Teekay Offshore existing FPSO units of Teekay Petrojarl that are servicing contracts in excess of three years in length. In March 2011, we sold our remaining 49% direct interest in OPCO to Teekay Offshore. The sale increased Teekay Offshore’s ownership of OPCO from 51% to 100%. Please read Item 18 — Financial Statements: Note 25(d) — Subsequent Events.

In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to facilitate the growth of our conventional tanker business. As at December 31, 2010, Teekay Tankers owned a fleet of nine of our double-hull Aframax tankers, six double-hull Suezmax tankers and one VLCC newbuilding, which trade in the spot tanker market and short- or medium-term, fixed-rate time-charter market. Teekay Tanker’s primary objective is to grow through the acquisition of conventional tanker assets from third parties and from us. Through a wholly-owned subsidiary, we provide Teekay Tankers with commercial, technical, administrative, and strategic services under a long-term management agreement. In exchange, Teekay Tankers has agreed to pay us both a market-based fee and a performance fee under certain circumstances to motivate us to increase Teekay Tankers’ cash available for distribution to its stockholders. In February 2011, Teekay Tankers completed a public offering of 9.9 million common shares of its Class A Common Stock (including 1.3 million common shares issued upon the exercise of the underwriter’s overallotment option) at a price of $11.33 per share, for gross proceeds of approximately $112.1 million. Teekay Tankers used the net offering proceeds to repay a portion of its outstanding debt under its revolving credit facility. Please read Item 18 — Financial Statements: Note 25(b) — Subsequent Events.
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
D. Properties
Other than our vessels, we do not have any material property.
E. Taxation of the Company
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
Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) will be considered to be 50% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) will be considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.
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
Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35%). In addition, if we earn income that is treated as Effectively Connected Income, a 30% branch profits tax imposed under Section 884 of the Code generally would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.
On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.
The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2010, we estimate the U.S. federal income tax on such U.S. Source International Transportation Income would have been approximately $4 million. In addition, we estimate that certain of our subsidiaries that are unable to claim the Section 883 Exemption were subject to less than $500,000 in the aggregate of U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income for 2010 and we estimate that these subsidiaries will be subject to less than $750,000 in the aggregate of U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income in subsequent years. The amount of such tax for which we or our subsidiaries may be liable for in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
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
Teekay Corporation (or Teekay) is a leading provider of international crude oil and gas marine transportation services and we also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included the expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly listed subsidiary Teekay LNG Partners L.P. (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly listed subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) and through Teekay Petrojarl AS (or Teekay Petrojarl), and expansion of our conventional tanker business through our publicly listed subsidiary Teekay Tankers Ltd. (or Teekay Tankers). With a fleet of over 150 vessels, offices in 16 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides comprehensive marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production with their downstream refining and distribution, positioning us as The Marine Midstream Company.

SIGNIFICANT DEVELOPMENTS IN 2010 AND EARLY 2011
Public Offering of Senior Unsecured Notes and Senior Unsecured Bonds
In January 2010, we completed a public offering of senior unsecured notes due January 2020, with a principal amount of $450 million and which bear interest at a rate of 8.5% per year. We used a portion of the offering proceeds to repurchase the majority of our outstanding 8.875% senior notes due 2011, and the remainder to repay amounts outstanding under a term loan and a portion of outstanding debt under one of our revolving credit facilities. Please read Item 18 — Financial Statements: Note 8 — Long-Term Debt.
In November 2010, Teekay Offshore issued 600 million Norwegian Kroner-denominated senior unsecured bonds that mature in November 2013. The aggregate principal amount of the bonds is equivalent to approximately $98.5 million U.S. dollars and bears interest at NIBOR plus 4.75% per annum. The proceeds of the bonds are for general purposes including repayment of existing credit facility debt. Teekay Offshore has applied for listing of the bonds on the Oslo Stock Exchange.
Public Offerings by and the Sales of Vessels to Teekay Offshore and the Purchase of Remaining Interest in OPCO by Teekay Offshore
During March 2010, Teekay Offshore completed a public offering of 5.1 million common units (including 660,000 units issued upon the exercise of the underwriter’s overallotment option) at a price of $19.48 per unit, for gross proceeds of $100.6 million (including the general partner’s $2.0 million proportionate capital contribution). Teekay Offshore used the total net proceeds from the offering of $95.5 million to repay the vendor financing of $60.0 million we provided for the acquisition from us of the floating production, storage and offloading (or FPSO) unit, the Petrojarl Varg and to finance a portion of the April 2010 acquisition from us of the floating storage and offtake (or FSO) unit, the Falcon Spirit, for $44.1 million.
During August 2010, Teekay Offshore completed a public offering of 6.0 million common units (including 787,500 units issued upon the exercise of the underwriter’s overallotment option) at the price of $22.15 per unit, for gross proceeds of $136.5 million (including the general partner’s $2.7 million proportionate capital contribution). Teekay Offshore used the net proceeds of $130.4 million from the equity offering to repay a portion of its outstanding debt under one of its revolving credit facilities.
During December 2010, Teekay Offshore completed a public offering of approximately 6.4 million common units (including 840,000 units issued upon the exercise of the underwriter’s overallotment option) at a price of $27.84 per unit, for gross proceeds of $182.9 million (including the general partner’s $3.7 million proportionate capital contribution).
In March 2011, we sold our remaining 49% interest in OPCO to Teekay Offshore for a combination of $175 million in cash (less $15 million in distributions made by OPCO to us between December 31, 2010 and the date of acquisition) and 7.6 million new Teekay Offshore common units. In addition, Teekay Offshore issued to its general partner a sufficient general partner interest in order for it to maintain its 2% general partner interest. The sale increased Teekay Offshore’s ownership of OPCO from 51% to 100%.
As a result of the above transactions, our ownership of Teekay Offshore was reduced to 36.9% (including our 2% general partner interest) as of March 31, 2011. We maintain control of Teekay Offshore by virtue of our control of the general partner and will continue to consolidate this subsidiary.
Public Offerings by and the Sales of Vessels to Teekay Tankers
During April 2010, Teekay Tankers completed a public offering of approximately 8.8 million common shares of its Class A Common Stock (including 1.1 million common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.25 per share, for gross proceeds of $107.5 million. Teekay Tankers used the total net proceeds from the offering as partial consideration to acquire from us for a total purchase price of $168.7 million the following three vessels: the two Suezmax tankers, the Yamuna Spirit and the Kaveri Spirit, and the Aframax tanker, the Helga Spirit. As part of the purchase price for these vessels, Teekay Tankers concurrently issued to us 2.6 million unregistered shares of Class A Common Stock at the public offering price of $12.25 per share.
During October 2010, Teekay Tankers completed a public offering of approximately 8.6 million common shares of its Class A Common Stock (including 395,000 common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.15 per share, for gross proceeds of $104.4 million.
During November 2010, Teekay Tankers acquired from us one Aframax tanker, the Esther Spirit and one Suezmax tanker, the Iskmati Spirit for a total of $107.5 million. The Esther Spirit is currently operating under a fixed-rate time-charter (with a profit share component) through July 2012 and the Iskmati Spirit is trading in the spot market as part of Teekay’s Gemini Suezmax tanker pool. Teekay Tankers financed the acquisitions by drawing on its existing revolving credit facility.
During February 2011, Teekay Tankers completed a public offering of approximately 9.9 million common shares of its Class A Common Stock (including 1.3 million common shares issued upon the exercise of the underwriter’s overallotment option) at a price of $11.33 per share, for gross proceeds of approximately $112.1 million. Teekay Tankers expects to use the net offering proceeds to repay a portion of its outstanding debt under its revolving credit facility.
As a result of these transactions, our ownership of Teekay Tankers was reduced to 26.0% as of March 31, 2011. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and will continue to consolidate this subsidiary.
Teekay LNG Direct Equity Placement, Exmar Joint Venture and Public offering
During July 2010, Teekay LNG completed a direct equity placement of 1.7 million common units at a price of $29.18 per unit, for gross proceeds of $51 million (including its general partner’s $1.0 million proportionate capital contribution).

In November 2010, Teekay LNG acquired a 50% interest in companies that own two LNG carriers (collectively the Exmar Joint Venture) from Exmar NV for a total purchase price of approximately $72.5 million net of assumed debt. Teekay LNG paid $35.4 million of the purchase price by issuing to Exmar NV 1.1 million of its common units and the balance of $34.9 million was financed by drawing on one of its revolving credit facilities. On the date of the acquisition, the Exmar Joint Venture had $206.3 million of debt, of which 50% has been guaranteed by Teekay LNG. Exmar NV retains a 50% ownership interest in the Exmar Joint Venture. The two vessels acquired are the 2002-built Excalibur, a conventional LNG carrier, and the 2005-built Excelsior, a specialized gas carrier which can both transport and regasify LNG onboard. Both vessels are on long-term, fixed-rate charter contracts to Excelerate Energy LP for firm periods until 2022 and 2025, respectively.
As a result of the direct equity placement and units issued to Exmar NV, our ownership of Teekay LNG was reduced to 46.8% (including our 2% general partner interest) as at March 31, 2011. We maintain control of Teekay LNG by virtue of our control of the general partner and will continue to consolidate this subsidiary.
In April 2011, Teekay LNG completed a public offering of 4.3 million common units (including 0.6 million common units issued upon the partial exercise of the underwriter’s overallotment option) at a price of $38.88 per unit, for gross proceeds (including the general partner’s proportionate capital contribution) of approximately $168.7 million. Teekay LNG expects to use the net offering proceeds to fund the equity purchase price of its acquisition from Teekay of a 33% interest in four newbuilding LNG carriers. These four LNG carriers will commence operations under time-charter to the Angola LNG Project (discussed below) upon each vessel’s respective delivery, scheduled between late 2011 and early 2012. Pending delivery of the vessels, all interim and remaining net proceeds from the offering will be used to repay amounts outstanding on one of the Teekay LNG’s revolving credit facilities.
Sale of Vessels to Teekay LNG
In March 2010, Teekay LNG acquired from us two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit, and one 2007-built Handy-max product tanker, the Alexander Spirit, for a total purchase price of $160 million. Teekay LNG financed the acquisition by assuming $126 million of debt related to two of the vessels, borrowing $24 million under existing revolving credit facilities and using $10 million of cash. In addition, Teekay LNG acquired approximately $15 million of working capital in exchange for a short-term vendor loan from us. The Bermuda Spirit and the Hamilton Spirit are currently operating under 12-year fixed-rate contracts to Centrofin, an international owner of 28 vessels, and the Alexander Spirit is currently employed on a 10-year fixed-rate contract to Caltex Australia Petroleum Pty Ltd.
First Priority Ship Mortgage Loans and 50/50 Joint Venture Arrangement
In July 2010, Teekay Tankers made an investment in loans totaling $115 million to a third party ship-owner (the Loans). The Loans bear interest at an annual interest rate of 9% per annum and have a fixed term of three years. The Loans are repayable in full, together with a 3% premium of the Loans then outstanding, on maturity and are secured by first-priority mortgages on two 2010-built Very Large Crude Carriers (or VLCCs) owned by the ship-owner. Teekay Tankers financed the Loans by drawing on its revolving credit facility. Please read Item 18 — Financial Statements: Note 4 — Investment in Term Loans.
In September 2010, Teekay Tankers entered into a 50/50 joint venture arrangement (the Joint Venture) with Wah Kwong Maritime Transport Holdings Limited to have a VLCC newbuilding constructed, managed and chartered to third parties. The VLCC has an estimated purchase price of approximately $98 million, excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013. A third party has agreed to time-charter the vessel for a term of five years at a daily rate and has also agreed to pay the Joint Venture 50% of any additional amounts if the daily rate of any sub-charter earned by the third party exceeds a certain threshold. As at December 31, 2010, Teekay Tankers had made the first payment of $9.8 million to the Joint Venture. Please read Item 18 — Financial Statements: Note 16(b) — Commitments and Contingencies — Joint Ventures.
In February 2011, we made a loan of approximately $70 million to a third party ship-owner. The loan bears interest at an interest rate of 9% per annum and has a fixed term of three years. The loan is repayable in full on maturity and is collateralized by a first-priority mortgage on one 2011-built VLCC owned by the ship-owner.
Foinaven FPSO Contract Amendment
In March 2010, we amended our operating contract with the operator (Britoil plc) of the Petrojarl Foinaven FPSO unit and Foinaven co-venturers (Britoil plc and certain of its affiliates and Marathon Petroleum), which also includes transportation services provided by two shuttle tankers. The amended contract provides for operating services for the Foinaven field until at least 2021 and includes operating performance incentives that may increase the revenue generated by the Foinaven FPSO unit.
The amended contract, which applied from January 1, 2010, is comprised of the following components: a daily rate, part of which is earned based on agreed operating performance incentives (adjusted annually based on industry indices); a production tariff based on the volume of oil produced; and a supplemental tariff based on both the volume of oil produced and the annual average Brent Crude Oil price. Based on crude oil prices at the time the agreement was signed, we expect that under the amended contract the Petrojarl Foinaven FPSO unit will generate incremental operating cash flow and net income of approximately $30 million to $40 million per annum over the anticipated life of the contract period.
Under the amended contract, we received payments of approximately $30 million and $29.2 million in April 2010 and July 2010, respectively, relating to the Petrojarl Foinaven FPSO unit’s operations in previous years. We recognized approximately $30 million in revenue in the first quarter of 2010 in conjunction with the signing of the amended agreement and approximately $29.2 million in revenue in the second quarter of 2010 upon the completion of certain conditions.
Cidade de Rio das Ostras FPSO Contract Extension and the Sale of the FPSO to Teekay Offshore
In June 2010, we signed an agreement with the operator to extend the operating contract for the Cidade de Rio das Ostras FPSO unit (the Rio das Ostras FPSO, previously known as the Siri FPSO) for an additional seven years through the end of 2017 in the Brazilian offshore sector. The Rio das Ostras FPSO, which has operated at the Siri reservoir on the Badejo field in Brazil’s Campos Basin since 2008, will be re-deployed to the Aruana field in the Campos Basin following upgrades to prepare the unit for its new field. The upgrades are expected to be completed in April 2011.

Pursuant to an omnibus agreement that Teekay Offshore entered into with us in connection with its initial public offering in December 2006, we are obligated to offer to Teekay Offshore our interest in certain shuttle tankers, FSO units and FPSO units and joint ventures we may acquire in the future, provided the vessels are servicing contracts in excess of three years in length. Pursuant to an offer under this agreement, in October 2010 we sold the Rio das Ostras FPSO unit to Teekay Offshore, which is on a long-term charter to Petroleo Brasileiro SA (or Petrobras), for a price of approximately $158 million, excluding working capital.
Petrojarl Cidade de Itajai FPSO Contract
In October 2010, we announced that we had signed a contract with Petrobras to provide a FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly converted FPSO unit, to be named the Petrojarl Cidade de Itajai, which is currently under conversion from an existing Aframax tanker. The new FPSO is scheduled to deliver in the second quarter of 2012. Upon delivery, the unit will commence operations under a nine-year, fixed-rate time-charter contract to Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, we are obligated to offer to Teekay Offshore our interest in this FPSO project at our fully built-up cost within 365 days after the commencement of the charter to Petrobras.
New Master Agreement with Statoil and the Sales of Newbuilding Shuttle Tankers to OPCO
In August 2010, Teekay Offshore Operating L.P. (or OPCO), a subsidiary of Teekay Offshore signed a life-of-field master agreement with Statoil ASA (or Statoil) that replaces its existing volume-dependent contract of affreightment (or CoA), and covers fixed-rate, annual renewable time-charter contracts initially for seven dedicated shuttle tankers. This new master agreement became effective September 1, 2010. Under the terms of the master agreement, the vessels are chartered under individual fixed-rate annual renewable time-charter contracts to service the Tampen and Haltenbanken fields on the Norwegian Continental Shelf for the remaining life of field. The number of shuttle tankers covered by the master agreement may be adjusted annually based on the requirements of the fields serviced under the master agreement. The fixed-rate nature of time-charter contracts under the master agreement are expected to provide OPCO with more seasonally stable and predictable cash flows compared to the CoA arrangement. The vessels chartered under this agreement include or will include three newbuilding shuttle tankers that OPCO acquired from us during 2010, as described below.
We took delivery of two Aframax shuttle tanker newbuildings in July 2010 and October 2010, respectively, and have two additional Aframax shuttle tanker newbuildings under construction, scheduled for delivery in the first half of 2011, for a total delivered cost of approximately $500 million. Pursuant to the omnibus agreement, we are obligated to offer to OPCO our interest in these vessels within 365 days of their delivery provided the vessels are servicing charter contracts in excess of three years in length. On August 31, 2010, we offered to OPCO our interest in three of the four newbuilding shuttle tankers at their fully built-up cost, which would be used to service the new master agreement with Statoil. In October 2010 and December 2010, respectively, OPCO acquired the two newbuilding shuttle tankers, the Amundsen Spirit and Nansen Spirit, from us for approximately $129 million per vessel (excluding working capital), and agreed to acquire one additional newbuilding shuttle tanker, the Peary Spirit, from us for a purchase price of approximately $133 million, concurrent with the commencement its time-charter contract under the master agreement with Statoil in July 2011.
OTHER SIGNIFICANT PROJECTS
Angola LNG Project
We have a 33% interest in a joint venture that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Final award of the charter contract was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd. have 34% and 33% interests in the joint venture, respectively. In accordance with existing agreements, we are required to offer to Teekay LNG our 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. In February 2011, we offered to Teekay LNG our 33% ownership interest in these vessels and related charter contracts. In March 2011, the transaction was approved by the Board of Directors of Teekay LNG’s general partner and by its Conflicts Committee. Please read Item 18 — Financial Statements: Note 16(b) — Commitments and Contingencies — Joint Ventures.
IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Revenues. Revenues primarily include revenues from voyage charters, pool arrangements, time-charters accounted for under operating and direct financing leases, contracts of affreightment and FPSO contracts. Revenues are affected by hire rates and the number of days a vessel operates and the daily production volume on FPSO units. Revenues are also affected by the mix of business between time-charters, voyage charters, contracts of affreightment and vessels operating in pool arrangements. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.
Forward Freight Agreements. We are exposed to freight rate risk for vessels in our spot tanker sub-segment from changes in spot tanker market rates for vessels. In certain cases, we use forward freight agreements (or FFAs) to manage this risk. FFAs involve contracts to provide a fixed number of theoretical voyages at fixed rates, thus hedging a portion of our exposure to the spot-charter market. These agreements are recorded as assets or liabilities and measured at fair value. The Company has not designated these contracts as cash flow hedges for accounting purposes. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of income (loss).

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
Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with classification, industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG and LPG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey over the estimated useful life of the drydock. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and annual class survey costs for our FPSO units. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation and Amortization. Our depreciation and amortization expense typically consists of:
•	charges related to the depreciation and amortization of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;
•	charges related to the amortization of drydocking expenditures over the useful life of the drydock; and
•
charges related to the amortization of intangible assets, including the fair value of the time-charters, contracts of affreightment and customer relationships where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period in which the asset is expected to contribute to our future cash flows.

Time-Charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net revenues level in terms of “time-charter equivalent” (or TCE) rates, which represent net revenues divided by revenue days.
Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of offhire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net revenues between periods.
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
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. This could affect the amount of dividends, if any, we pay on our common stock from period to period.

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

•
The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries, vessel dispositions and changes to the number of vessels we charter in. Please read “— Results of Operations” below for further details about vessel dispositions, deliveries and vessels chartered in. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
Our vessel operating expenses are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to growth in the world fleet. This shortage resulted in significant crew wage increases during 2008 and to a lesser degree in 2009 and during the first half of 2010. Going forward we expect there will be more upward pressure on crew compensation which will result in higher manning costs as we keep pace with market conditions. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational costs are inevitable.

•
Our net income is affected by fluctuations in the fair value of our derivatives. Our cross currency and interest rate swap agreements and some of our foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of income (loss) as unrealized gains or losses on non-designated derivatives. The changes in fair value do not affect our cash flows or liquidity.

•
The amount and timing of drydockings of our vessels can affect our revenues between periods. Our vessels are offhire at various points of time due to scheduled and unscheduled maintenance. During 2010 and 2009 we incurred 1,083 and 650 offhire days relating to drydocking, respectively. The financial impact from these periods of offhire, if material, is explained in further detail below in “—Results of Operations”. Eighteen vessels are scheduled for drydocking in 2011.

RESULTS OF OPERATIONS
In accordance with GAAP, we report gross revenues in our consolidated income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts and FPSO contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four reportable segments where applicable.
We manage our business and analyze and report our results of operations on the basis of four segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided this operating segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment. Please read Item 18 — Financial Statements: Note 2 — Segment Reporting.
Year Ended December 31, 2010 versus Year Ended December 31, 2009
Shuttle Tanker and FSO Segment
Our shuttle tanker and FSO segment (which includes our Teekay Navion Shuttle Tankers and Offshore business unit) includes our shuttle tankers and FSO units. The shuttle tanker and FSO segment had two shuttle tankers under construction as at December 31, 2010. The two shuttle tankers are scheduled for delivery between May 2011 and July 2011. Please read Item 18 — Financial Statements: Note 16(a) — Commitments and Contingencies — Vessels Under Construction. We use these vessels to provide transportation and storage services to oil companies operating offshore oil field installations. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time.
The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change

Revenues	622,195	583,320	6.7
Voyage expenses	111,003	86,499	28.3

Net revenues	511,192	496,821	2.9
Vessel operating expenses	182,614	173,463	5.3
Time-charter hire expense	89,768	113,786	(21.1)
Depreciation and amortization	127,438	122,630	3.9
General and administrative (1)	51,281	50,923	0.7
Loss on sale of vessels and equipment, net of write-downs of vessels and equipment	19,480	1,902	924.2
Restructuring charges	704	7,032	(90.0)

Income from vessel operations	39,907	27,085	47.3

Calendar-Ship-Days
Owned Vessels	11,221	10,950	2.5
Chartered-in Vessels	2,626	2,727	(3.7)

Total	13,847	13,677	1.2

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in), as measured by calendar-ship-days, increased during 2010 compared to 2009. This was primarily the due to an FSO unit commencing operations in December 2009, the acquisition of a shuttle tanker in February 2010, the delivery of two shuttle tankers, and partially offset by a decrease in the number of chartered-in shuttle tankers.
Net Revenues. Net revenues increased to $511.2 million for 2010, from $496.8 million for 2009, primarily due to:
•	an increase of $16.5 million due to increased rates on certain bareboat and time-charter contracts and contracts of affreightment, primarily as a result of contract renewals at higher rates;
•	an increase of $10.6 million due to the inclusion of the Falcon Spirit, FSO unit commencing in December 2009;
•	an increase of $4.6 million due to the delivery of the two new shuttle tankers, the Amundsen Spirit and the Nansen Spirit, commencing in July 2010 and October 2010, respectively;
•	an increase of $3.8 million due to foreign currency exchange differences as compared to 2009;
•
an increase of $1.0 million from an increase in the number of cargo liftings due to increased oil production at the Heidrun field, a mature oil field in the North Sea that is serviced by certain shuttle tankers on contracts of affreightment; and

•
an increase of $0.8 million due to a payment made to us by a joint venture partner as the number of drydock days for the applicable vessel exceeded the maximum allowed under our agreement with this joint venture partner;

partially offset by
•
a net decrease of $16.5 million from fewer shuttle tanker revenue days due to declining oil production at mature oil fields in the North Sea, a decrease in revenue days in the conventional spot market from decreased demand for conventional crude transportation, partially offset by an increase in revenues from certain projects; and

•	a decrease of $6.3 million due to the redelivery of one in-chartered vessel in June 2009 as it completed its time-charter contract.
Vessel Operating Expenses. Vessel operating expenses increased to $182.6 million for 2010, from $173.5 million for 2009, primarily due to:
•	an increase of $6.8 million due to the acquisition of a previously in-chartered shuttle tanker in February 2010;
•	an increase of $4.3 million due to the delivery of the two new shuttle tankers, the Amundsen Spirit and the Nansen Spirit, commencing in July 2010 and October 2010, respectively;
•	an increase of $4.3 million relating to repairs and maintenance performed during 2010 on certain vessels, crew training costs and port costs;
•	an increase of $3.3 million due to the inclusion of the Falcon Spirit FSO unit in December 2009; and
•	an increase of $3.2 million due to weakening of the U.S. Dollar against the Australian Dollar compared to 2009;
partially offset by
•
a decrease of $7.0 million relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes;

•	a decrease of $3.2 million in crew and manning costs resulting primarily from cost saving initiatives that commenced in 2009, as described below under restructuring charges;
•	a decrease of $2.2 million due to decreases in the cost of services, spares and consumables during 2010; and
•	a decrease of $2.0 million due to the redelivery of one in-chartered vessel in June 2009 as it completed its time-charter agreement.
Time-Charter Hire Expense. Time-charter hire expense decreased to $89.8 million for 2010, from $113.8 million for 2009, primarily due to:
•
a decrease of $24.0 million primarily resulting from the redelivery of three in-chartered shuttles to their owners in June 2009, November 2009 and February 2010, upon expiration of their in-charter contracts; and

•	a decrease of $12.6 million due to the acquisition of a previously in-chartered shuttle tanker in February 2010;

partially offset by
•	an increase of $11.9 million due to less offhire in the in-chartered fleet and an increase in spot in-chartering of vessels; and
•	an increase of $0.7 million due to higher drydocking amortization relating to one of our in-chartered vessels.
Depreciation and Amortization. Depreciation and amortization expense increased to $127.4 million for 2010, from $122.6 million for 2009, primarily due to capitalized drydock and vessel upgrade costs incurred in the second half of 2009, depreciation on a shuttle tanker acquired in February 2010, and two shuttle tankers that delivered in July and October 2010, partially offset by lower amortization on our FSO units as certain conversion costs were fully depreciated at the end of a fixed-term contract in April 2010.
Loss on Sale of Vessels and Equipment — Net of Write-downs of Vessels and Equipment. Loss on sale of vessels and equipment for 2010 of $19.5 million was due to the write-down of certain shuttle equipment and a 1992-built shuttle tanker, as both the shuttle equipment and shuttle tanker carrying values exceeded their estimated fair values. The shuttle tanker equipment was purchased for use in future shuttle tanker conversions or new shuttle tankers.
Restructuring Charges. During 2010 and 2009, we incurred restructuring charges of $0.7 million and $7.0 million, respectively, primarily resulting from the completion of the reflagging of certain vessels and a change in the nationality mix of our crews. We expect the restructuring will result in a reduction in future crewing costs for these vessels.
FPSO Segment
Our FPSO segment (which includes our Teekay Petrojarl business unit) includes our FPSO units and other vessels used to service our FPSO contracts. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate time-charter contracts, contracts of affreightment or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to offshore oil platforms, which generally reduces oil production.
The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change

Revenues	463,931	390,576	18.8
Vessel operating expenses	209,283	200,856	4.2
Depreciation and amortization	95,784	102,316	(6.4)
General and administrative (1)	42,714	34,276	24.6

Income from vessel operations	116,150	53,128	118.6

Calendar-Ship-Days
Owned Vessels	2,920	3,101	(5.8)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The average fleet size of our FPSO segment, as measured by calendar-ship-days, decreased during 2010 compared to 2009. This was the result of one shuttle tanker, which was previously being held for a possible conversion to an FPSO unit, being converted to an FSO unit and transferred to the shuttle tanker and FSO segment in the fourth quarter of 2009.
Revenues. Revenues increased to $463.9 million for 2010, from $390.6 million for 2009, primarily due to:
•	an increase of $59.2 million from payments received under the amended operating contract for our Petrojarl Foinaven FPSO unit related to operations in previous years;
•	an increase of $27.0 million due to supplemental efficiency and tariff payments received under the amended Petrojarl Foinaven FPSO contract; and
•
a net increase of $6.2 million from the Petrojarl Varg FPSO unit commencing operations under a new four-year fixed-rate contract extension beginning in the third quarter of 2009, partially offset by a decrease in revenues resulting from a planned maintenance shutdown of the unit in the third quarter of 2010;

partially offset by
•	a decrease of $20.1 million from the decrease in amortization of contract value liabilities relating to FPSO service contracts (as discussed below).
As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts that had terms that were less favorable than prevailing market terms at the time of acquisition. This contract value liability, which was initially recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis, based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for 2010 was $47.6 million (2009 — $67.7 million). The decrease in 2010, compared to 2009, was due to increases in the amortization periods resulting from operating contract amendments and changes to expected contract durations for two of our FPSO units. Please read Item 18 — Financial Statements: Note 6 — Goodwill, Intangible Assets and In-Process Revenue Contracts.
Vessel Operating Expenses. Vessel operating expenses increased to $209.3 million for 2010, from $200.9 million for 2009, primarily due to increases in crewing costs related to changes in crew classifications and wage increases and an increase in services and repairs due to the timing of certain projects, which were incurred during scheduled maintenance shutdowns during 2010.
Depreciation and Amortization. Depreciation and amortization expense decreased to $95.8 million for 2010, from $102.3 million for 2009, primarily due to a reassessment of the estimated residual value of the FPSO units in 2010.
Liquefied Gas Segment
Our liquefied gas segment (which includes our Teekay Gas Services business unit) consists of LNG and LPG carriers subject to long-term, fixed-rate time-charter contracts. At December 31, 2010, we had one LPG carrier and two multi-gas carriers under construction, which are scheduled for delivery in 2011. In addition, we have a 33% interest in four LNG carriers under construction that are scheduled for delivery between August 2011 and January 2012, and will be accounted for under the equity basis. Upon delivery, all of these vessels will commence operation under long-term, fixed-rate time-charters. Please read Item 18 — Financial Statements: Note 16(a) — Commitments and Contingencies — Vessels Under Construction and Note 16(b) — Commitments and Contingencies — Joint Ventures.
The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change

Revenues	248,378	246,472	0.8
Voyage expenses	29	1,018	(97.2)

Net revenues	248,349	245,454	1.2
Vessel operating expenses	46,497	50,704	(8.3)
Depreciation and amortization	62,904	59,868	5.1
General and administrative (1)	20,147	20,007	0.7
Gain on sale of vessels and equipment, net of write-downs of vessels and equipment	(4,340)	—	—
Restructuring charges	394	4,177	(90.6)

Income from vessel operations	122,747	110,698	10.9

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	5,051	4,637	8.9

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The increase in the average fleet size of our liquefied gas segment, as measured by calendar-ship-days, was primarily due to the deliveries of one LNG carrier in March 2009 (the Tangguh LNG Delivery) and two new LPG carriers in April 2009 and November 2009 (the LPG Deliveries), partially offset by the sale of one LPG carrier in November 2010.
During 2010, two of our vessels, the Arctic Spirit and the Dania Spirit, were offhire for a total of 288 days, of which approximately 44 days were related to scheduled drydockings of the two vessels, with the remainder due to the Arctic Spirit being offhire with no charter contract. The Arctic Spirit commenced a new time-charter contract during the fourth quarter of 2010.
Net Revenues. Net revenues increased to $248.4 million for 2010, from $245.5 million for 2009, primarily due to:
•
an increase of $11.0 million due to the commencement of the time-charter related to the Tangguh LNG Delivery and an increase in the time-charter rate for the Tangguh Hiri relating to the operating element of the time-charter;

•	an increase of $4.1 million due to the commencement of the time-charters related to the LPG Deliveries, respectively; and
•	an increase of $4.0 million due to the absence of offhire days in 2010 for the Galicia Spirit and Madrid Spirit compared to 53 offhire days for these vessels in 2009 for scheduled drydocks;

partially offset by
•
a decrease of $11.6 million due to the Arctic Spirit being offhire during the majority of 2010 primarily due to the completion of its time-charter contract in December 2009 and in part due to a scheduled drydocking;

•	a decrease of $2.9 million due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to 2009;
•	a decrease of $0.9 million due to a decrease in the hire rate for the Polar Spirit as compared to 2009 as a result of crewing rate adjustments; and
•	a decrease of $0.7 million due to the sale of an LPG carrier in November 2010.
Vessel Operating Expenses. Vessel operating expenses decreased to $46.5 million for 2010, from $50.7 million for 2009, primarily due to:
•
a decrease of $3.2 million due to the Arctic Spirit being laid up for most of 2010 and as a result, operating with a reduced number of crew on board and with reduced repair and maintenance activities, as well as decreased crew and manning costs upon the change of manning agency services of the Arctic Spirit and Polar Spirit LNG carriers in October 2009;

•	a decrease of $1.7 million as a result of our decision to cancel our loss-of-hire insurance coverage in 2009 and a reduction in manning levels for certain of our LNG carriers; and
•	a decrease of $1.1 million due to the effect on our Euro-denominated expenses from the weakening of the Euro against the U.S. Dollar compared to 2009;
partially offset by
•	an increase of $1.5 million due to additional crew training expenses and crew manning relating to the delivery of the Tangguh Sago and the Tangguh Hiri during 2009.
Depreciation and Amortization. Depreciation and amortization increased to $62.9 million for 2010, from $59.9 million for 2009, primarily due to:
•	an increase of $3.0 million relating to depreciation of drydock expenditures incurred during the third and fourth quarters of 2009 and the first quarter of 2010; and
•	an increase of $1.1 million from the LPG Deliveries;
partially offset by
•
a decrease of $0.9 million from the delivery of the Tangguh Sago in March 2009, prior to the commencement of the external time-charter contract in May 2009, which is accounted for as a direct financing lease.

Gain on Sale of Vessels, Net of Write-downs of Vessels and Equipment. The $4.3 million gain on sale of vessels in 2010 relates to the sale of the Dania Spirit, a 2000-built LPG carrier, in November 2010 for proceeds of $21.5 million.
Conventional Tanker Segment
Our conventional tanker segment consists of conventional crude oil and product tankers that are: subject to long-term, fixed-rate time-charter contracts, which have an original term of one year or more; operate in the spot tanker market; or are subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts, which have an original term of less than one year.
Effective January 1, 2010, the operating results of vessels that were employed on fixed rate time-charters and contracts of affreightment that had an original duration of more than one year but less than three years have been included in the fixed-rate tanker sub-segment of the conventional tankers segment. Previously, these operating results were included in our spot tanker sub-segment. The following operating results, TCE rates and related period-to-period comparisons have been retroactively adjusted to reflect this change as if it had been made on January 1, 2008.
a) Fixed-Rate Tanker Sub-Segment
Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of one year or more. In addition, we have a 50% interest in a VLCC under construction that is scheduled for delivery in 2013, which will be accounted for under the equity basis. Upon delivery, this vessel will commence operation under a time-charter for a term of five years. Please read Item 18 — Financial Statements: Note 16(b) — Commitments and Contingencies — Joint Ventures.

The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker sub-segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change

Revenues	382,577	385,283	(0.7)
Voyage expenses	4,446	5,505	(19.2)

Net revenues	378,131	379,778	(0.4)
Vessel operating expenses	109,483	96,160	13.9
Time-charter hire expense	60,466	75,470	(19.9)
Depreciation and amortization	82,746	67,044	23.4
General and administrative (1)	43,147	40,631	6.2
(Gain) loss on sale of vessels and equipment, net of write-downs of vessels and equipment	154	14,044	(98.9)
Restructuring charges	330	1,044	(68.4)

Income from vessel operations	81,805	85,385	(4.2)

Calendar-Ship-Days
Owned Vessels	11,919	10,944	8.9
Chartered-in Vessels	2,626	3,225	(18.6)

Total	14,545	14,169	2.7

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, increased in 2010 compared to 2009. This increase was primarily the result of:
•	the delivery of two new Suezmax tankers in June 2009 (the Suezmax Deliveries);
•	the purchase of a 2007-built product tanker which commenced a 10-year fixed-rate time-charter contract to Caltex Australia Petroleum Pty Ltd. in September 2009;
•	the transfer of five Suezmax tankers from the spot tanker sub-segment between September 2009 and April 2010 (the Suezmax Transfers); and
•
the transfer of one Aframax tanker, on a net basis, from the spot tanker sub-segment in each of 2009 and 2010 upon commencement of long-term time-charters, which have an original term of one year or more (the Aframax Transfers);

partially offset by
•	the transfer of two product tankers to the spot tanker sub-segment in July 2009 and January 2010 (the Product Tanker Transfers);
•	the sale of two product tankers in October 2009 and August 2010 and the sale of two Aframax tankers in November 2009 and January 2010 (collectively, the Vessel Sales); and
•	an overall decrease in the number of in-chartered vessels.
The Aframax Transfers, discussed above, consist of the transfer of five owned vessels and three in-chartered vessels from the spot tanker sub-segment, and the transfer of four owned vessels and three in-chartered vessels to the spot tanker sub-segment. The effect of the transactions are to increase the fixed tanker sub-segment’s net revenues, time-charter hire expense, vessel operating expenses, and depreciation and amortization.
Net Revenues. Net revenues decreased to $378.1 million for 2010, from $379.8 million for 2009, primarily due to:
•	a decrease of $29.5 million from the Vessel Sales;
•	a decrease of $24.9 million from the redelivery of in-chartered vessels to their owners upon the expiration of the related in-charter contracts;
•	a decrease of $4.7 million from the Product Tanker Transfers; and
•	a decrease of $3.8 million due to the Tenerife Spirit, the Algeciras Spirit and the Toledo Spirit being offhire for 73, 63 and 15 days in 2010 for scheduled drydockings;

partially offset by
•	an increase of $35.9 million from the Aframax Transfers and the Suezmax Transfers;
•	an increase of $10.2 million from the Suezmax Deliveries;
•	an increase of $9.2 million from the purchase of a product tanker in September 2009; and
•	an increase of $5.3 million resulting from interest income from an investment in term loans, as discussed below.
We earned interest income from an investment in term loans of $115 million. This investment earns a total yield of approximately 10%. Our subsidiary Teekay Tankers entered into this transaction in July 2010. Please read Item 1 — Financial Statements: Note 4 — Investment in Term Loans.
Vessel Operating Expenses. Vessel operating expenses increased to $109.5 million for 2010, from $96.2 million for 2009, primarily due to:
•	an increase of $19.8 million from the Aframax Transfers, Product Tanker Transfers, and Suezmax Transfers;
•
an increase of $5.1 million from the purchase of a product tanker and the increased costs associated with certain vessels being changed to Australian crewing as part of new time-charter contracts with a customer in Australia; and

•	an increase of $1.5 million from the Suezmax Deliveries;
partially offset by
•	a decrease of $9.4 million from the Vessel Sales; and
•	a decrease of $2.0 million relating to lower crewing costs and the timing of repairs and maintenance costs.
Time-Charter Hire Expense. Time-charter hire expense decreased to $60.5 million for 2010, from $75.5 million for 2009, primarily due to a decrease in the number of in-chartered vessel days as vessels were redelivered to their owners upon expiration of in-charter contracts.
Depreciation and Amortization. Depreciation and amortization expense increased to $82.7 million for 2010, from $67.0 million for 2009, primarily due to:
•	an increase of $20.7 million from the Aframax and Suezmax Transfers;
•	an increase of $2.8 million from the Suezmax Deliveries;
•	an increase of $0.9 million from the purchase of a product tanker in September 2009; and
•	a net increase of $0.8 million from an increase in amortization of capitalized vessels and equipment costs, partially offset by a decrease in amortization of capitalized drydocking expenditures;
partially offset by
•	a decrease of $5.6 million from the Vessel Sales and Product Tanker Transfers; and
•	a decrease of $3.9 million due to certain intangible assets related to time-charter contracts being fully amortized in 2009.
b) Spot Tanker Sub-Segment
Our spot tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the types of vessels included in the spot tanker sub-segment.
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

The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker sub-segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change

Revenues	351,797	566,398	(37.9)
Voyage expenses	129,619	201,069	(35.5)

Net revenues	222,178	365,329	(39.2)
Vessel operating expenses	82,670	94,581	(12.6)
Time-charter hire expense	108,883	240,065	(54.6)
Depreciation and amortization	71,833	85,318	(15.8)
General and administrative (1)	36,454	52,999	(31.2)
Loss (gain) on sale of vessels and equipment, net of write-downs of intangible assets and vessels and equipment	33,856	(3,317)	(1,120.7)
Restructuring charge	14,968	2,191	583.2

Loss from vessel operations	(126,486)	(106,508)	18.8

Calendar-Ship-Days
Owned Vessels	8,185	10,001	(18.2)
Chartered-in Vessels	5,167	9,177	(43.7)

Total	13,352	19,178	(30.4)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker sub-segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The average size of our spot tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, decreased in 2010 compared to 2009, primarily due to:
•	an overall decrease in the number of in-chartered vessels;
•	the sale of two product tankers in May 2009 and two Aframax tankers in April 2010 and August 2010 (the Spot Vessel Sales);
•	the transfer of five Suezmax tankers to the fixed-rate tanker sub-segment between September 2009 and April 2010 (the Spot Suezmax Transfers); and
•	the transfer of one Aframax tanker, on a net basis, to the fixed-rate tanker sub-segment in each of 2009 and 2010 (the Spot Aframax Transfers);
partially offset by
•	the delivery of five new Suezmax tankers between January 2009 to December 2009 (the Spot Suezmax Deliveries); and
•	the transfer of two product tankers from the fixed-rate tanker sub-segment in July 2009 and January 2010 (the Product Tanker Transfers).
Tanker Market and TCE Rates
Average crude tanker freight rates during the fourth quarter of 2010 remained weak, despite relatively strong tanker demand. This was primarily the result of an oversupply of vessels, as a result of net global fleet growth during 2010 and compounded by the return of vessels previously used for temporary floating storage. This imbalance between tanker supply and demand prevented the typical winter rally in rates from occurring, although a short-lived strengthening of rates was experienced towards the end of the fourth quarter when cold winter weather in Europe and North America led to an increase in both oil demand and weather related transit delays. Tanker rates have remained at relatively weak levels during the first quarter of 2011. Rising bunker fuel prices during the fourth quarter of 2010 and continuing into 2011 have adversely impacted spot tanker earnings.
During 2010, the world tanker fleet grew by 19.7 million deadweight tonnes (or mdwt), or 4.6%, compared to 28.8 mdwt, or 7.1%, in 2009. A total of 41.2 mdwt of new vessel capacity was delivered into the global fleet, partially offset by tanker removals which increased to 21.4 mdwt in 2010, the highest annual figure since 2003, primarily due to the regulatory phase-out of single-hull tankers and the conversion of tankers for use in dry-bulk or offshore projects. Tanker delivery schedule for 2011 is expected to be comparable to 2010. However, with the phase-out of single-hull tankers now substantially complete, the scope for tanker scrapping in 2011 is expected to focus on first generation double-hull tankers, which face increasing age discrimination from customers.
Global oil demand in 2010 grew by 2.8 million barrels per day (or mb/d), or 3.3%, the highest figure since 2004. As a result, 2010 tanker demand is estimated to have grown by approximately 7%. In January 2011, the International Monetary Fund increased its forecast for 2011 global economic growth to 4.4%, from 4.2% previously, based on strength in developing and emerging economies. As a result, the International Energy Agency has raised its global oil demand forecast for 2011 to 89.3 mb/d, an increase of 1.5 mb/d, or 1.7%, from 2010.

The following table outlines the TCE rates earned by the vessels in our spot tanker sub-segment for 2010, 2009 and 2008, and excludes the realized results of synthetic time-charters (or STCs) and forward freight agreements (or FFAs), which we enter into at times as hedges against a portion of our exposure to spot tanker market rates.

	Year Ended
	December 31, 2010			December 31, 2009			December 31, 2008
	Net		TCE	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	90,011	3,777	23,830	108,723	4,472	24,314	173,982	4,515	38,535
Aframax Tankers	110,437	7,006	15,763	208,437	11,650	17,892	595,072	14,877	40,000
Large/Medium Product Tankers	26,020	1,768	14,717	45,091	2,748	16,410	148,424	4,462	33,262
Intermediate Product Tankers	—	—	—	—	—	—	56,413	3,709	15,209

Other (2)	(4,390)			3,078			24,054

Totals	222,178	12,551	17,702	365,329	18,869	19,361	997,945	27,563	36,206

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment less than one year.

(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the amortization of in-process revenue contracts and the cost of fuel while offhire.
Spot tanker rates declined significantly in 2009 compared to 2008. These declines were the result of a reduction in global oil demand that was caused by a slowdown in global economic activity that began in the latter part of 2008. The spot tanker rates for 2010 generally reflect continued weak global oil demand caused by the global economic slowdown. Partially in response to this global economic slowdown, we reduced our exposure to the spot tanker market through the sale of certain vessels that were trading on the spot market, entered into fixed-rate time charters for certain tankers that were previously trading in the spot market, and re-delivered in-chartered vessels. This shift away from our spot tanker employment to fixed-rate employment provided increased cash flow stability through a volatile spot tanker market.
Net Revenues. Net revenues decreased to $222.2 million for 2010, from $365.3 million for 2009, primarily due to:
•
a decrease of $88.7 million from a decrease in the number of in-chartered vessels, as we continued to reduce our exposure to the spot tanker market by redelivering in-chartered vessels to their owners upon the expiration of in-charter contracts;

•	a decrease of $46.5 million from the Spot Aframax Transfers and Spot Suezmax Transfers;
•
a decrease of $12.3 million primarily from decreases in our average spot tanker TCE rates due to the relative weakening of the spot tanker market, a decrease in the amortization of contract value liabilities relating to certain spot tanker contracts and an increase in the cost of fuel for offhire vessels;

•	a decrease of $11.9 million from an increase in the number of days our vessels were offhire due to regularly scheduled maintenance; and
•	a decrease of $11.8 million from the Spot Vessel Sales;
partially offset by
•	an increase of $21.7 million from the Spot Suezmax Deliveries; and
•	an increase of $6.4 million from the Product Tanker Transfers.
Vessel Operating Expenses. Vessel operating expenses decreased to $82.7 million for 2010, from $94.6 million for 2009, primarily due to:
•	a decrease of $12.5 million from the Spot Aframax Transfers and Spot Suezmax Transfers;
•	a decrease of $5.7 million from the Spot Vessel Sales; and
•
a decrease of $4.4 million from lower crewing costs due to the positive impact of foreign currency exchange rate fluctuations, a reduction in the number of crew on some vessels, as well as lower repairs and maintenance and consumable costs resulting from the review and renegotiation of several key supplier contracts during 2009;

partially offset by
•	an increase of $4.4 million from the Product Tanker Transfers; and
•	an increase of $6.3 million from the Spot Suezmax Deliveries.
Time-Charter Hire Expense. Time-charter hire expense decreased to $108.9 million for 2010, from $240.1 million for 2009, primarily due to primarily due to the decrease in the number of in-chartered vessels due to redelivery of these vessels to their owners upon expiration of in-charter contracts.

Depreciation and Amortization. Depreciation and amortization expense decreased to $71.8 million for 2010, from $85.3 million for 2009, primarily due to:
•	a decrease of $17.4 million from the Spot Aframax Transfers and Spot Suezmax Transfers; and
•	a decrease of $2.8 million from the Spot Vessel Sales;
partially offset by
•	an increase of $5.8 million from the Spot Suezmax Deliveries; and
•	an increase of $1.8 million from capitalized drydocking expenditures incurred during 2010, partially offset by a decrease in amortization of capitalized vessels and equipment costs.
Loss (Gain) on Sale of Vessels and Equipment — Net of Write-downs of Intangible Assets and Vessels and Equipment. The $33.9 million loss on sale of vessels and equipment in 2010 is primarily due to write-downs of $31.7 million for certain customer contracts and three vessel purchase options which either expired unexercised or were unlikely to be exercised by us and a $1.9 million loss on the sale of a 1995-built Aframax tanker in August 2010.
Restructuring Charges. During 2010, we incurred restructuring charges of $15.0 million primarily relating to costs incurred for certain vessel crew changes relating to three of our vessels. We changed the crew operations being managed by an external management company to our own international seafarers in order to reduce future crewing costs.
Other Operating Results
The following table compares our other operating results for 2010 and 2009.

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except percentages)	2010	2009	% Change

General and administrative	(193,743)	(198,836)	(2.6)
Interest expense	(136,107)	(141,448)	(3.8)
Interest income	12,999	19,999	(35.0)
Realized and unrealized (losses) gains on non-designated derivative instruments	(299,598)	140,046	(313.9)
Equity (loss) income from joint ventures	(11,257)	52,242	(121.5)
Foreign exchange gain (loss)	31,983	(20,922)	(252.9)
Loss on notes repurchase	(12,645)	(566)	2,134.1
Other income	7,527	13,527	(44.4)
Income tax recovery (expense)	6,340	(22,889)	(127.7)
General and Administrative Expenses. General and administrative expenses decreased to $193.7 million for 2010, from $198.8 million for 2009, primarily due to:
•	a decrease of $5.0 million in salaries and benefits due to a decrease in average head-count relating to completion of the 2009 cost savings initiatives discussed below;
•	a decrease of $3.4 million due to a favorable increase in unrealized and realized losses on foreign currency forward contracts; and
•	a decrease of $1.1 million in equity-based compensation for management;
partially offset by
•	an increase of $1.9 million from increased travel activity compared to 2009 levels due to the 2009 cost saving initiatives as discussed below;
•	an increase of $1.6 million from our short-term incentive program for employees and management; and
•	an increase of $1.3 million from higher personnel expenses associated with relocation and hiring costs in Norway.
General and administrative expenses of $13.6 million relating to certain crew training expenses for 2009 were reclassified from general administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period.
During 2009, we initiated a company-wide review of our general and administrative expenses. We implemented various cost reduction initiatives, including the relocation of shore-based positions to lower cost jurisdictions. These initiatives, as well as a reduction in business development activities, also contributed to the decreases in corporate-related expenses in 2009 compared to the prior periods.

Interest Expense. Interest expense decreased to $136.1 million for 2010, from $141.4 million for 2009, primarily due to:
•
a decrease of $22.4 million primarily due to repayments of debt drawn under long-term revolving credit facilities and term loans and a decrease in interest rates relating to long-term debt, which is explained in further detail below;

•
a decrease of $7.8 million from the scheduled loan payments on the LNG carrier Catalunya Spirit, and scheduled capital lease repayments on the LNG carrier Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

•	a decrease of $1.2 million due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar compared to 2009; and
•	a decrease of $0.2 million from declining interest rates on our five Suezmax tanker capital lease obligations;
partially offset by
•
an increase of $25.6 million due to the effect of the January 2010 public offering of our 8.5% senior unsecured notes due January 2020, with a principal amount of $450 million, partially offset by the January 2010 repurchase of a majority of our then-outstanding 8.875% senior notes due July 2011; and

•
an increase of $0.7 million due to the effect of the November 2010 issuance of the 600 million Norwegian Kroner-denominated senior unsecured bonds due November 2013. Please read Item 18 — Financial Statements: Note 8 — Long-Tem Debt.

The debt repayments under long-term revolving credit facilities that contributed to our decreased interest expense for the year ended December 31, 2010 were primarily funded with net proceeds from the issuance of equity securities by our publicly listed subsidiaries and from the sale of assets to our public company subsidiaries and to third parties. When one of our publicly listed subsidiaries acquires an asset from us, a significant portion of the acquisition typically has been financed through the issuance to the public of equity securities by the subsidiary. To the extent that there are no immediate investment opportunities, we have generally applied the proceeds from the issuance of these equity offerings and from the sale of assets to these subsidiaries and third parties towards debt reduction or increasing our cash balances. Please read Item 4 — “Information on the Company — Overview.”
Interest Income. Interest income decreased to $13.0 million for 2010, compared to $20.0 million for 2009, primarily due to:
•	a decrease of $4.8 million due to scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash;
•
a decrease of $1.5 million due to decreases in LIBOR rates relating to the restricted cash used to fund capital lease payments for the RasGas II LNG Carriers (please read Item 18 — Financial Statements: Note 10 — Capital Leases and Restricted Cash);

•	a decrease of $0.3 million primarily relating to changes in interest rates and our bank account balances compared to the same periods last year; and
•	a decrease of $0.3 million due to the weakening of the Euro against the U.S. Dollar compared to the same period last year.
Realized and Unrealized (Losses) Gains on Non-designated Derivative Instruments. Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income (loss). The realized (losses) gains relate to the amounts we actually received or paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments.
Net realized and unrealized (losses) gains on non-designated derivatives was a loss of $299.6 million for 2010, compared to net realized and unrealized gains on non-designated derivatives of $140.0 million for 2009, as detailed in the table below:

	Year Ended
	December 31,
(in thousands of U.S. Dollars)	2010	2009

Realized losses relating to:
Interest rate swap agreements	(154,098)	(127,936)
Foreign currency forward contracts	(2,274)	(8,984)
Forward freight agreements, bunker fuel swaps and other	(7,914)	(1,293)

	(164,286)	(138,213)

Unrealized gains (losses) relating to:
Interest rate swaps	(146,780)	258,710
Foreign currency forward contracts	6,307	14,797
Forward freight agreements, bunker fuel swaps and other	5,161	4,752

	(135,312)	278,259

Total realized and unrealized (losses) gains on non-designated derivative instruments	(299,598)	140,046

Equity (Loss) Income from Joint Ventures. Equity (loss) income from joint ventures was a loss of $11.3 million for the year ended December 31, 2010, compared to income of $52.2 million in 2009. The income or loss was primarily comprised of our share of the earnings (loss) from the Angola LNG Project and from the RasGas 3 Joint Venture. Please read Item 18 — Financial Statements: Note 23 — Joint Ventures. Of the equity loss for 2010, $26.3 million relates to our share of unrealized income (loss) on interest rate swaps for 2010. This compares to unrealized gains on interest rate swaps of $32.4 million included in equity income (loss) for 2009.
Foreign Exchange Gain (Loss). Foreign exchange gain (loss) was a gain of $32.0 million for 2010, compared to a loss of $20.9 million for 2009. The changes in our foreign exchange gains (losses) are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this Annual Report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.
Other Income. Other income of $7.5 million for 2010 was primarily comprised of leasing income of $4.7 million from our volatile organic compound emissions equipment and a $1.8 million gain on sale of marketable securities.
Income Tax Recovery (Expense). Income tax recovery was $6.3 million for 2010, compared to an expense of $22.9 million for 2009. The decrease to income tax expense of $29.2 million for 2010 was primarily due to an increase in deferred income tax recovery relating to unrealized foreign exchange translation losses.
Net (Loss) Income. As a result of the foregoing factors, net loss amounted to $166.6 million for 2010, compared to net income of $209.8 million for 2009.
Year Ended December 31, 2009 versus Year Ended December 31, 2008
Shuttle Tanker and FSO Segment
The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	583,320	705,461	(17.3)
Voyage expenses	86,499	171,599	(49.6)

Net revenues	496,821	533,862	(6.9)
Vessel operating expenses	173,463	177,925	(2.5)
Time-charter hire expense	113,786	134,100	(15.1)
Depreciation and amortization	122,630	117,198	4.6
General and administrative (1)	50,923	51,973	(2.0)
Loss (gain) on sale of vessels and equipment, net of write-downs of vessels and equipment	1,902	(3,771)	(150.4)
Restructuring charges	7,032	10,645	(33.9)

Income from vessel operations	27,085	45,792	(40.9)

Calendar-Ship-Days
Owned Vessels	10,950	10,463	4.7
Chartered-in Vessels	2,727	3,765	(27.6)

Total	13,677	14,228	(3.9)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in), as measured by calendar-ship-days, decreased during 2009 compared to 2008. This was primarily the due to a decline in the number of chartered-in shuttle tankers.
Net Revenues. Net revenues decreased to $496.8 million for 2009, from $533.9 million for 2008, primarily due to:
•
a decrease of $54.9 million due to fewer revenue days from our shuttle tankers due to declining oil production at mature oil fields in the North Sea and the impact on revenue generated by our shuttle tankers operating in the conventional tanker market from reduced demand for conventional crude transportation, compared to the same period last year;

•	a decrease from our FSO units of $2.9 million primarily due to unfavorable exchange rates compared to the prior period;
•	a decrease of $2.5 million from the Navion Saga being offhire for 43 days in 2009 due to a scheduled drydock;
•	a decrease of $1.8 million due to a 2008 agreement with certain of our customers that enabled us to recover certain Norwegian environmental taxes relating to prior periods; and
•
a decrease of $1.5 million from a reduction in the number of cargo liftings due to declining oil production at the Heidrun field, a mature oil field in the North Sea, that is serviced by certain shuttle tankers on contracts of affreightment;

partially offset by
•	a net increase of $14.1 million for 2009 due to rate increases on certain contracts of affreightment, partially offset by rate decreases in certain time-charter and bareboat contracts;
•
an increase of $5.3 million primarily due to lower bunker prices and daily bunker consumption in 2009 as compared to the same period last year, partially offset by a net increase in non-reimbursable bunker costs resulting primarily from increased idle days in 2009, as compared to the same period last year;

•
an increase of $3.5 million due to a decrease in the number of offhire days resulting from scheduled drydockings primarily in the time-chartered fleet, and unplanned repair projects compared to the same period last year; and

•
an increase of $3.5 million due to a reduction in customer performance claims paid in 2009 compared to last year. Certain of our charter agreements contain speed and performance standards that must be met. In 2009, we initiated certain technical and commercial actions with the goal of reducing such claims.

Vessel Operating Expenses. Vessel operating expenses decreased to $173.5 million for 2009, from $177.9 million for 2008, primarily due to:
•	a decrease of $2.9 million in repairs and maintenance costs performed for certain vessels in 2009 as compared to last year;
•	a decrease of $1.1 million due to a reduction in costs for unplanned repair projects in 2009 compared to last year;
•	a decrease of $0.8 million in crew and manning costs as compared to last year, resulting primarily from cost savings initiatives that began in 2009; and
•	a decrease of $0.6 million in FSO unit operating expenses of primarily due to the offhire of one vessel in the third quarter of 2009;
partially offset by
•
an increase of $3.6 million due to an increase in the number of vessels drydocked, and costs related to services, spares and consumables during 2009. Certain repair and maintenance items are more efficient to complete while the vessel is in drydock. Consequently, repair and maintenance costs will typically increase in periods when there is an increase in the number of vessels drydocked.

Time-Charter Hire Expense. Time-charter hire expense decreased to $113.8 million for 2009, from $134.1 million for 2008, primarily due to the redelivery of vessels whose in-charter contracts expired during 2009. Our in-chartered shuttle tankers service contracts in the North Sea. A reduction of in-chartered vessels generally reflects a reduction in demand due to a decline in North Sea oil production.
Depreciation and Amortization. Depreciation and amortization expense increased to $122.6 million for 2009, from $117.2 million for 2008, primarily due to higher amortization expense relating to capitalized drydock and vessel upgrade costs for certain of our shuttle tankers, partially offset by lower amortization on our FSO units.
(Loss) Gain on Sale of Vessels and Equipment — Net of Write-downs of Vessels and Equipment. Loss on sale of vessels and equipment for 2009 of $1.9 million was primarily due to a write-down of certain offshore vessel equipment.
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

FPSO Segment
The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	390,576	383,752	1.8
Vessel operating expenses	200,856	220,475	(8.9)
Depreciation and amortization	102,316	91,734	11.5
General and administrative (1)	34,276	47,441	(27.8)
Goodwill impairment charge	—	334,165	(100.0)
Loss on sale of vessels and equipment, net of write-downs of vessels and equipment	—	12,019	(100.0)

Income (loss) from vessel operations	53,128	(322,082)	(116.5)

Calendar-Ship-Days
Owned Vessels	3,101	3,205	(3.2)

Total	3,101	3,205	(3.2)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results — General and Administrative Expenses”.

The average fleet size of our FPSO segment (including vessels chartered-in), as measured by calendar-ship-days, decreased during 2009 compared to 2008. This was the result of one shuttle tanker that was converted to an FSO unit and transferred to the shuttle tanker and FSO segment in the fourth quarter of 2009.
Revenues. Revenues increased to $390.6 million for 2009, from $383.8 million for 2008, primarily due to:
•
an increase of $5.7 million, primarily from the delivery of a new FPSO unit in February 2008 (or the FPSO Delivery) and the Petrojarl Varg FPSO unit commencing a new four-year fixed-rate contract extension with Talisman Energy beginning in the third quarter of 2009, partially offset by lower revenues in other FPSO units due to lower oil production compared to the prior period and the conversion of a shuttle tanker to an FSO unit; and

•
an increase of $1.1 million, from the amortization of contract value liabilities relating to FPSO service contracts (as discussed below), which was recognized on the date of the acquisition by us of a controlling interest in Teekay Petrojarl.

As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts that had terms that were less favorable than prevailing market terms at the time of acquisition. This contract value liability, which was initially recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for 2009 was $67.7 million (2008 — $66.6 million).
Vessel Operating Expenses. Vessel operating expenses decreased to $200.9 million for 2009, from $220.5 million for 2008, primarily due to:
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
Loss on Sale of Vessels and Equipment — Net of Write-downs of Vessels and Equipment. Loss on sale of vessels and equipment — net of write-downs for 2009 was nil compared to the $12.0 million impairment write-down of a 1986-built shuttle tanker in the prior year.
Goodwill Impairment Charge. There was no goodwill impairment charge in 2009. For 2008, management concluded that the carrying value exceeded the fair value of goodwill by $334.2 million in the FPSO segment as of December 31, 2008, and as a result this amount was recognized as an impairment loss in our consolidated statements of income (loss). The decline in fair value, and resulting goodwill impairment, was substantially the result of downward revisions in our growth projections, caused by the declining price of oil and the global economic slowdown. Also contributing to the impairment was the impact from deteriorating credit markets on our cost of capital assumptions used in our fair value calculations.

Liquefied Gas Segment
The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	246,472	221,930	11.1
Voyage expenses	1,018	1,009	0.9

Net revenues	245,454	220,921	11.1
Vessel operating expenses	50,704	50,100	1.2
Depreciation and amortization	59,868	58,371	2.6
General and administrative (1)	20,007	21,157	(5.4)
Restructuring charges	4,177	634	558.8

Income from vessel operations	110,698	90,659	22.1

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	4,637	3,701	25.3

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The increase in the average fleet size of our liquefied gas segment from 2008 to 2009, as measured by calendar-ship-days, was primarily due to the delivery of two new LNG carriers in November 2008 and March 2009, respectively (collectively the Tangguh LNG Deliveries) and the delivery of two new LPG carriers in April 2009 and November 2009 respectively (collectively the LPG Deliveries).
Net Revenues. Net revenues increased to $245.5 million for 2009, from $220.9 million for 2008, primarily due to:
•	an increase of $35.6 million due to the commencement of the time-charters from the Tangguh LNG Deliveries and the LPG Deliveries;
•	an increase of $3.0 million due to the Catalunya Spirit being offhire for 34.3 days during 2008, which primarily relates to a scheduled drydock; and
•	an increase of $1.0 million due to the Polar Spirit being offhire for 18.5 days during 2008 for a scheduled drydock;
partially offset by
•
a decrease of $6.9 million due to lower revenues from the Arctic Spirit as a result of the re-deployment of the vessel on a new time-charter contract in 2009 at a lower daily rate than the previous contract it was servicing;

•	a decrease of $3.8 million due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same period last year; and
•	a decrease of $3.9 million due to both the Madrid Spirit and the Galicia Spirit being offhire for a total of 53 days during the third quarter of 2009 for scheduled drydocks.
Vessel Operating Expenses. Vessel operating expenses increased to $50.7 million for 2009, from $50.1 million for 2008, primarily due to:
•	an increase of $6.0 million from the Tangguh LNG Deliveries;
partially offset by
•	a decrease of $2.8 million relating to lower crew manning, insurance, repairs and maintenance costs;
•	a decrease of $1.3 million due to service costs associated with the Dania Spirit being offhire for 15.5 days during 2008 for a scheduled drydock; and
•
a decrease of $0.8 million due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar compared to the same period last year (a portion of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments).

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
Conventional Tanker Segment
Effective January 1, 2010, the operating results of vessels that were employed on fixed rate time-charters and contracts of affreightment that had an original duration of more than one year but less than three years have been included in the fixed-rate tanker sub-segment of the conventional tankers segment. Previously, these operating results were included in our spot tanker sub-segment. The following operating results, TCE rates and related period-to-period comparisons have been retroactively adjusted to reflect this change as if it had been made on January 1, 2008.
a) Fixed-Rate Tanker Sub-Segment
The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker sub-segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	385,283	339,585	13.5
Voyage expenses	5,505	5,010	9.9

Net revenues	379,778	334,575	13.5
Vessel operating expenses	96,160	86,680	10.9
Time-charter hire expense	75,470	53,271	41.7
Depreciation and amortization	67,044	54,801	22.3
General and administrative (1)	40,631	29,799	36.4
Loss on sale of vessels and equipment, net of write-downs of vessels and equipment	14,044	14,149	(0.7)
Restructuring charges	1,044	1,991	(47.6)

Income from vessel operations	85,385	93,884	(9.1)

Calendar-Ship-Days
Owned Vessels	10,944	9,111	20.1
Chartered-in Vessels	3,225	2,861	12.7

Total	14,169	11,972	18.4

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, increased in 2009 compared to 2008. This increase was primarily the result of:
•	the delivery of two new Aframax tankers during January and March 2008 (collectively, the Aframax Deliveries);
•	the transfer of two product tankers from the spot tanker sub-segment in April 2008 upon commencement of long-term time-charters (the Product Tanker Transfers);
•	the delivery of two new Suezmax tankers in June 2009 (collectively, the Suezmax Deliveries);
•	the transfer of one Suezmax tanker from the spot tanker sub-segment in November 2009 (the Suezmax Transfer);
•	the purchase of a product tanker which commenced a 10-year fixed-rate time-charter to Caltex Australia Petroleum Pty Ltd. during September 2009;
•	the transfer of seven Aframax tankers, on a net basis, from the spot tanker sub-segment in 2008 and 2009 upon commencement of long-term time-charters (the Aframax Transfers); and
•	the sale of one Aframax tanker in November 2009.
The Aframax Transfers consist of the transfer of nine owned vessels and one chartered-in vessel from the spot tanker sub-segment, and the transfer two owned vessels and one chartered-in vessel to the spot tanker sub-segment. The effect of the transaction is to increase the fixed tanker sub-segment’s net revenues, time-charter expenses, vessel operating expenses, and depreciation and amortization expenses.

Net Revenues. Net revenues increased to $379.8 million for 2009, from $334.6 million for 2008, primarily due to:
•	an increase of $27.5 million from the Aframax Transfers;
•	a net increase of $28.5 million from the in-charter of three Aframax tankers in 2009 and the redelivery of one in-charter to their respective owner;
•	an increase of $12.8 million from the Suezmax Deliveries;
•	an increase of $4.1 million from the purchase of the new product tanker;
•	an increase of $2.8 million from the Product Tanker Transfers;
•	an increase of $1.9 million from the Suezmax Transfer;
•	an increase of $1.4 million from the Aframax Deliveries; and
•	an increase of $1.0 million as two of our Suezmax tankers were offhire for 48 days for scheduled drydockings during 2008;
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

•
a decrease of $6.3 million due to interest-rate adjustments to the daily charter rates under the time-charter contracts for five Suezmax tankers (however, under the terms of the capital lease for these vessels, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net (loss) income); and

•	a decrease of $13.0 million due to the sale of two product tankers in the third and fourth quarter of 2008 and one product tanker in the fourth quarter of 2009.
Vessel Operating Expenses. Vessel operating expenses increased to $96.2 million for 2009, from $86.7 million for 2008, primarily due to:
•	an increase of $9.6 million from the Aframax Transfers;
•	an increase of $2.5 million from the Suezmax Deliveries;
•	an increase of $2.3 million from the purchase of the new product tanker;
•	an increase of $1.4 million from the Product Tanker Transfers; and
•	an increase of $0.7 million from the Suezmax Transfer;
partially offset by
•	a decrease of $6.0 million due to the sale of two product tankers in the third and fourth quarter of 2008 and one product tanker in the fourth quarter of 2009;
•	a decrease of $0.9 million due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar compared to the same period last year; and
•	a decrease of $0.2 million relating to lower crew manning, insurance, and repairs and maintenance costs.
Time-Charter Hire Expense. Time-charter hire expense increased to $75.5 million for 2009, from $53.3 million for 2008, primarily due to an increase in the average time-charter hire rates, partially offset by a decrease in the number of in-chartered Aframax vessel days.
Depreciation and Amortization. Depreciation and amortization expense increased to $67.0 million for 2009, from $54.8 million for 2008, primarily due to the Aframax Transfers, Suezmax Deliveries, Product Tanker Transfers, and an increase in capitalized drydocking expenditures being amortized.
Loss on Sale of Vessels and Equipment — Net of Write-downs of Vessels and Equipment. Loss on sale of vessels and equipment for 2009 of $14.0 million, primarily relates to an impairment write-down taken on one of our older fixed-rate vessels which was sold in the fourth quarter of 2009 and a write-down of intangible assets related to a vessel purchase option that we elected not to exercise.
Restructuring Charges. During 2009, we incurred restructuring charges of $1.0 million relating to costs incurred for global staffing changes.

b) Spot Tanker Sub-Segment
The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker sub-segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	566,398	1,578,715	(64.1)
Voyage expenses	201,069	580,770	(65.4)

Net revenues	365,329	997,945	(63.4)
Vessel operating expenses	94,581	124,068	(23.8)
Time-charter hire expense	240,065	424,718	(43.5)
Depreciation and amortization	85,318	96,698	(11.8)
General and administrative (1)	52,999	70,900	(25.2)
Gain on sale of vessels and equipment, net of write-downs of intangible assets and vessels and equipment	(3,317)	(72,664)	(95.4)
Restructuring charges	2,191	2,359	(7.1)

(Loss) income from vessel operations	(106,508)	351,866	(130.3)

Calendar-Ship-Days
Owned Vessels	10,001	11,336	(11.8)
Chartered-in Vessels	9,177	17,149	(46.5)

Total	19,177	28,485	(32.7)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker sub-segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The number of calendar days for our spot tanker fleet decreased from 28,485 in 2008 to 19,177 in 2009, primarily due to:
•	the transfer of two product tankers in April 2008 to the fixed tanker segment (or the Spot Product Tanker Transfers);
•
the transfer of four Aframax tankers in November 2008, two Aframax tankers in September 2009, and three Aframax tankers in November 2009 to the fixed tanker sub-segment, offset by the transfer of two Aframax tankers to the spot tanker sub-segment in June and November 2009 (or collectively the Spot Aframax Tanker Transfers);

•	the sale of five product tankers between March 2008 and May 2009 (or the Spot Product Tanker Sales);
•	the sale of one Suezmax tanker in November 2008 (or the Suezmax Tanker Sale);
•
a net decrease in the number of chartered-in vessels, primarily from the sale of our 50% interest in the Swift Product Tanker Pool in November 2008, which included our interest in ten in-chartered intermediate product tankers; and

•	the transfer of one Suezmax tanker in November 2009 to the fixed-rate tanker sub-segment;
partially offset by
•	the delivery of seven new Suezmax tankers between May 2008 and December 2009 (or the Suezmax Deliveries); and
•	the delivery of one large product tanker in October 2008.
In addition, during February 2009, we sold and leased back one older Aframax tanker. This had the effect of decreasing the number of calendar days for our owned vessels and increasing the number of calendar-ship-days for our chartered-in vessels.
Net Revenues. Net revenues decreased to $365.3 million for 2009, from $997.9 million for 2008, primarily due to:
•	a decrease of $382.6 million primarily from decreases in our average TCE rate during 2009 compared to the same period in 2008 due to spot tanker market weakness compared to the prior year;
•
a decrease of $174.5 million from a net decrease in the number of chartered-in vessels, excluding small product tankers discussed below, as we continued to reduce our exposure to the spot tanker market;

•	a decrease of $64.3 million from the Spot Aframax Transfers and Spot Product Tanker Transfers;
•	a decrease of $44.0 million from a net decrease in the number of chartered-in small product tankers primarily due to the sale of our interest in the Swift Tanker Pool in November 2008;
•	a decrease of $17.6 million from the Spot Product Tanker Sales; and
•	a decrease of $6.8 million from the Suezmax Tanker Sale;

partially offset by
•	an increase of $31.3 million from a change in the number of days our vessels were offhire during 2009 due to regularly scheduled maintenance compared to 2008;
•	an increase of $18.4 million from the Suezmax Deliveries; and
•	an increase of $7.5 million from the delivery of one large product tanker.
Vessel Operating Expenses. Vessel operating expenses decreased to $94.6 million for 2009, from $124.1 million for 2008, primarily due to:
•
a decrease of $17.1 million from lower crew manning costs, due to the positive impact of foreign currency exchange rate fluctuations, a reduction in the number of crew on some vessels, as well as lower repair, maintenance, and consumable costs resulting from the review and renegotiation of several key supplier contracts during 2009;

•	a decrease of $12.9 million from the Spot Aframax Tanker Transfers; and
•	a decrease of $10.2 million from the Spot Product Tanker Sales;
partially offset by
•	an increase of $10.2 million from the Suezmax Deliveries; and
•	an increase of $1.8 million from the product tanker that delivered in October 2008.
Time-Charter Hire Expense. Time-charter hire expense decreased to $240.1 million for 2009, from $424.7 million for 2008, primarily due to:
•	a decrease of $145.8 million primarily from the decrease in the number of chartered-in vessels compared to the same period last year; and
•	a decrease of $38.8 million from a decrease in the number of chartered-in small product tankers from the sale of the Swift Tanker Pool in November 2008.
Depreciation and Amortization. Depreciation and amortization expense decreased to $85.3 million for 2009, from $96.7 million for 2008, primarily due to:
•	a decrease of $9.0 from the amortization of a non-compete agreement in the prior year, which was fully amortized by the end of 2008;
•	a decrease of $8.5 from the Spot Aframax Tanker Transfers;
•	a decrease of $3.6 million from the Spot Product Tanker Sales;
•	a decrease of $1.2 million from the Spot Product Tanker Transfers; and
•	a decrease of $1.1 million from the Suezmax Tanker Sale;
partially offset by
•	an increase of $13.9 million from the Suezmax Tanker Deliveries and the delivery of one new product tanker in October 2008.
Gain on Sale of Vessels and Equipment — Net of Write-downs of Intangible Assets and Vessels and Equipment. The gain on sale of vessels and equipment, net of write-downs for 2009 of $3.3 million, is primarily due to gains realized on the disposal of two product tankers during the second quarter of 2009, partially offset by certain write-downs. The write-downs were related to two older vessels that were written-down to their fair value and the write-down of intangible assets related to vessel purchase and contract extension options that we elected not to exercise.
Restructuring Charges. During 2009, we incurred restructuring charges of $2.2 million relating to costs incurred for global staffing changes.

Other Operating Results
The following table compares our other operating results for 2009 and 2008.

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except percentages)	2009	2008	% Change

General and administrative	(198,836)	(221,270)	(10.1)
Interest expense	(141,448)	(290,933)	(51.4)
Interest income	19,999	97,111	(79.4)
Realized and unrealized gains (losses) on non-designated derivative instruments	140,046	(567,074)	(124.7)
Equity income (loss) from joint ventures	52,242	(36,085)	(244.8)
Foreign exchange (loss) gain	(20,922)	24,727	(184.6)
(Gain) loss on notes repurchase	(566)	3,010	(118.8)
Other income (loss)	13,527	(6,945)	(294,8)
Income tax (expense) recovery	(22,889)	56,176	(140.7)
General and Administrative Expenses. General and administrative expenses decreased to $198.8 million for 2009, from $221.3 million for 2008, primarily due to:
•	a decrease of $30.9 million in compensation for shore-based employees and other personnel expenses primarily due to decreases in headcount and performance-based compensation costs;
•	a decrease of $15.7 million in corporate-related expenses; and
•	a decrease of $8.7 million from lower travel costs;
partially offset by
•
an increase of $30.4 million as there was a recovery recorded in the third quarter of 2008 relating to the reversal of accruals associated with our equity-based compensation and long-term incentive program for management, primarily due to a significant decline in our share price.

During 2009, we initiated a company-wide review of our general and administrative expenses. We implemented various cost reduction initiatives, including the elimination of certain shore-based positions and the relocation of shore-based positions to lower cost jurisdictions. These initiatives, as well as a reduction in business development activities, also resulted in decreases in corporate-related expenses and travel costs compared to the prior year.
General and administrative expenses of $19.3 million relating to certain crew training expenses for the year ended December 31, 2008, was reclassified from general administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period.
Interest Expense. Interest expense decreased to $141.4 million for 2009, from $290.9 million for 2008, primarily due to:
•
a decrease of $95.2 million primarily due to repayments of debt drawn under long-term revolving credit facilities and term loans and decrease in interest rates relating to long-term debt, which is explained in further detail below;

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
The debt repayments under long-term revolving credit facilities that contributed to our decreased interest expense for the year ended December 31, 2009, were primarily funded with net proceeds from the issuance of equity securities by our publicly listed subsidiaries and from the sale of assets to third parties. When one of our publicly listed subsidiaries acquires an asset from us, a significant portion of the acquisition typically has been financed through the issuance to the public of equity securities by the subsidiary. To the extent that there are no immediate investment opportunities, we have generally applied the proceeds from the issuance of these equity offerings and from the sale of assets to third parties towards debt reduction or increasing our cash balances. Please read Item 4 — “Information on the Company — Overview.”

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
Realized and Unrealized Gains (Losses) on Non-designated Derivative Instruments. Net realized and unrealized gains on non-designated derivatives was $140.0 million for the year ended December 31, 2009, compared to net realized and unrealized losses on non-designated derivatives of $567.1 million for the same period last year, as detailed in the table below:

	Year Ended
	December 31,
(in thousands of U.S. Dollars)	2009	2008

Realized (losses) gains relating to:
Interest rate swap agreements	(127,936)	(39,949)
Foreign currency forward contracts	(8,984)	34,990
Forward freight agreements, bunker fuel swaps and other	(1,293)	(32,971)

	(138,213)	(37,930)

Unrealized gains (losses) relating to:
Interest rate swaps	258,710	(487,546)
Foreign currency forward contracts	14,797	(45,728)
Forward freight agreements, bunker fuel swaps and other	4,752	4,130

	278,259	(529,144)

Total realized and unrealized gains (losses) on non-designated derivative instruments	140,046	(567,074)

Equity Income (Loss) from Joint Ventures. Equity income (loss) from joint ventures was income of $52.2 million for the year ended December 31, 2009, compared to a loss of $36.1 million for 2008. The income or loss was primarily comprised of our share of the Angola LNG Project earnings (losses) and the operations of the four RasGas 3 LNG Carriers, which were delivered between May and July 2008. $32.4 million of the equity income relates to our share of unrealized gains on interest rate swaps for 2009, compared to unrealized losses on interest rate swaps of $33.0 million included in equity loss for 2008.
Foreign Exchange (Loss) Gain. Foreign exchange (loss) gain was a loss of $(20.9) million for 2009, compared to a gain of $24.7 million for 2008. The changes in our foreign exchange (losses) gains are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.
Other Income (Loss). Other income of $13.5 million for 2009 was primarily comprised of leasing income of $6.9 million from our volatile organic compound emissions equipment and $3.8 million from amortization of option fees.
Income Tax (Expense) Recovery. Income tax expense was $22.9 million for 2009, compared to a recovery of $56.2 million for 2008. The increase to income tax expense of $79.1 million for the year ended December 31, 2009, was primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation gains for 2009.
Net Income (Loss). As a result of the foregoing factors, net income amounted to $209.8 million for 2009, compared to a net loss of $459.9 million for 2008.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through equity offerings by our subsidiaries. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, scheduled repayments of long-term debt, as well as funding our working capital requirements. As at December 31, 2010, our total cash and cash equivalents totaled $779.7 million, compared to $422.5 million as at December 31, 2009. Our total liquidity, including cash and undrawn credit facilities, was $2.4 billion as at December 31, 2010 and $1.9 billion at December 31, 2009.

Our spot tanker market operations contribute to the volatility of our net operating cash flow. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
As at December 31, 2010, we had $276.5 million of scheduled debt repayments and $267.4 million of capital lease obligations coming due within the next 12 months. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash such as cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months.
In March 2010, we amended our operating contract with the operator (Britoil plc) of the Petrojarl Foinaven FPSO unit and Foinaven co-venturers (Britoil plc and certain of its affiliates and Marathon Petroleum). Based on current crude oil prices at the time the amended agreement was signed, we expect that under the amended contract the Petrojarl Foinaven FPSO unit will generate incremental operating cash flow of approximately $30 million to $40 million per annum over the anticipated life of the contract period. These amounts will vary with crude oil price changes and other potential adjustments under the amended contract.
Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and publicly traded debt instruments and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. As of December 31, 2010, pre-arranged debt facilities were in place for a majority of our then remaining capital commitments relating to our portion of newbuildings then on order. Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.
As at December 31, 2010, our revolving credit facilities provided for borrowings of up to $3.3 billion, of which $1.6 billion was undrawn. The amount available under these revolving credit facilities reduces by $243.4 million (2011), $353.3 million (2012), $760.2 million (2013), $789.1 million (2014), $226.4 million (2015) and $930.4 million (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 64 of our vessels, together with other related security, and are guaranteed by Teekay or our subsidiaries.
Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 30 of our vessels, together with other related security, and are generally guaranteed by Teekay or our subsidiaries. Our unsecured 8.875% Senior Notes, amounting to $16.2 million at December 31, 2010, are due July 15, 2011. In January 2010, we completed a public offering of senior unsecured notes due January 2020, with a principal amount of $450 million and which bear interest at a rate of 8.5% per year. We used the offering proceeds to repurchase $160.5 million of our then outstanding 8.875% Senior Notes due July 15, 2011, to repay $150 million under a term loan and the remainder of the offering proceeds to repay a portion of our outstanding debt under one of our revolving credit facilities.
In November 2010, Teekay Offshore issued 600 million Norwegian Kroner-denominated senior unsecured bonds that mature in November 2013 in the Norwegian bond market. Teekay Offshore’s obligations under the Bond Agreement are guaranteed by OPCO. Teekay Offshore has applied for listing of the bonds on the Oslo Stock Exchange. Interest payments on the senior unsecured bonds are based on NIBOR plus a margin of 4.75%. Teekay Offshore has entered into a cross currency swap arrangement to swap the interest payments from NIBOR into LIBOR and to lock in the US dollar amount of principal upon maturity. Please read Item 18 — Financial Statements: Note 8 — Long-Term Debt.
Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash and as at December 31, 2010, this amount was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines (with at least six months to maturity) of at least 7.5% of total debt and as at December 31, 2010, this amount was $236.5 million. We were in compliance with all our loan covenants at December 31, 2010.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. With the exception of some of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 11 — Quantitative and Qualitative Disclosures About Market Risk.
As described under “Item 4—Information on the Company: Regulations—Environmental Regulation—Other Environmental Initiatives,” the passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows
The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the years presented:

	Year ended December 31,
	2010	2009
	($000’s)	($000’s)
Net operating cash flows	411,750	368,251
Net financing cash flows	358,702	(452,782)
Net investing cash flows	(413,214)	(307,124)
Operating Cash Flows
Our net cash flow from operating activities fluctuates primarily as a result of changes in tanker utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market historically has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of the reduction in global oil demand that was caused by a slow-down in global economic activity that began in the latter part of 2008.
Net cash flow from operating activities increased to $411.8 million for the year ended December 31, 2010, from $368.3 million for the year ended December 31, 2009. This increase was primarily due to an increase in the net cash flow generated by our FPSO and fixed-rate tanker sub-segment, partially offset by the reduction in net cash flow from our spot tanker sub-segment and an increase in interest expense and realized losses on interest rate swaps.
The net cash flow from operating activities in fiscal 2010 includes two payments made during 2010 totaling $59.2 million pursuant to the Petrojarl Foinaven FPSO contract amendment relating to prior periods, and also reflects a decrease in drydocking expenditures due to the timing of scheduled vessel drydocks. An increase in net cash flow from operating activities from our FPSO and fixed-rate tanker sub-segment was partially offset by the decrease in net cash flow generated by our spot tanker sub-segment and an increase in interest expense paid. Net cash flow from our spot tanker sub-segment decreased due to a reduction in the size of our spot tanker sub-segment fleet and a reduction in the average TCE rate earned by these vessels during 2010 compared to 2009. Our interest expense paid increased as a result of an increase in realized losses on our interest rate swaps and the effect of the public offering of the senior unsecured notes in January 2010 with a principal amount of $450 million and the 600 million Norwegian-denominated bonds in November 2010, partially offset by a decrease in interest expense paid due to a reduction in the outstanding balances on our revolving credit facilities and lower interest rates.
The results of our four reportable segments, and the reduction in interest costs are explained in further detail in “ —Results of Operations”. Our current financial resources, together with cash anticipated to be generated from operations, are expected to be adequate to meet our requirements in the next year.
Financing Cash Flows
During the year ended December 31, 2010, our net proceeds from long-term debt net of debt issuance costs were $1.8 billion and our repayments and prepayments of long-term debt were $1.7 billion.
In March 2010, Teekay Offshore completed a public offering of 5.1 million common units (including 660,000 units issued upon the exercise of the underwriter’s overallotment option) at a price of $19.48 per unit, for gross proceeds of $100.6 million (including the general partner’s $2.0 million proportionate capital contribution). Please read Item 18 — Financial Statements: Note 5 — Equity Offerings by Subsidiaries.
In April 2010, Teekay Tankers completed a public offering of 8.8 million common shares of its Class A Common Stock (including 1.1 million common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.25 per share, for gross proceeds of $107.5 million. Teekay Tankers concurrently issued to us, as partial consideration for vessel acquisitions from us, 2.6 million of unregistered shares of Class A Common Stock valued on a per share basis at the public offering price of $12.25 per share. Please read Item 18 — Financial Statements: Note 5 — Equity Offerings by Subsidiaries.
In July 2010, Teekay LNG completed a direct equity placement of 1.7 million common units at the price of $29.18 per unit, for gross proceeds of $51.0 million (including the general partner’s $1.0 proportionate capital contribution). Please read Item 18 — Financial Statements: Note 5 — Equity Offerings by Subsidiaries.
In August 2010, Teekay Offshore completed a public offering of 6.0 million common units (including 787,500 units issued upon the exercise of the underwriter’s overallotment option) at the price of $22.15 per unit, for gross proceeds of $136.5 million (including the general partner’s $2.7 million proportionate capital contribution). Please read Item 18 — Financial Statements: Note 5 — Equity Offerings by Subsidiaries.
In October 2010, Teekay Tankers completed a public offering of 8.6 million common shares of its Class A Common Stock (including 395,000 common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.15 per share, for gross proceeds of $104.4 million. Please read Item 18 — Financial Statements: Note 5 — Equity Offerings by Subsidiaries.
In December 2010, Teekay Offshore completed a public offering of 6.4 million common units (including 840,000 units issued upon the exercise of the underwriter’s overallotment option) at a price of $27.84 per unit, for gross proceeds of $182.9 million (including the general partner’s $3.7 million proportionate capital contribution). Please read Item 18 — Financial Statements: Note 5 — Equity Offerings by Subsidiaries.

In February 2011, Teekay Tankers completed a public offering of 9.9 million common shares of its Class A Common Stock (including 1.3 million common shares issued upon the exercise of the underwriter’s overallotment option) at a price of $11.33 per share, for gross proceeds of approximately $112.1 million. Please read Item 18 — Financial Statements: Note 25(b) — Subsequent Events.
In April 2011, Teekay LNG completed a public offering of 4.3 million common units (including 0.6 million common units issued upon the partial exercise of the underwriter’s overallotment option) at a price of $38.88 per unit, for gross proceeds (including the general partner’s proportionate capital contribution) of approximately $168.7 million. Please read Item 18 — Financial Statements: Note 25(e) — Subsequent Events.
In November 2010, Teekay Offshore issued 600 million Norwegian Kroner-denominated senior unsecured bonds that mature in November 2013. The aggregate principal amount of the bonds is equivalent to $98.5 million U.S. dollars and bears interest at NIBOR plus 4.75% per annum. Teekay Offshore has entered into a cross currency swap arrangement to swap the interest payments from NIBOR into LIBOR and to lock in the US dollar amount of principal upon maturity.
In October 2010, Teekay announced that management intended to commence repurchasing shares under our $200 million share repurchase program. Shares will be repurchased in the open market at times and prices considered appropriate by us. The timing of any purchases and the exact number of shares to be purchased will be dependent on market conditions. During 2010, we repurchased 1.2 million shares of our common stock for $40.1 million, at an average cost of $32.40 per share, pursuant to the share repurchase programs. Please read Item 18 — Financial Statements: Note 12 — Capital Stock. We repurchased no shares of common stock during 2009.
Dividends paid during the year ended December 31, 2010, were $92.7 million, or $1.265 per share. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock. We have paid a quarterly dividend since 1995.
Distributions from subsidiaries to non-controlling interests during the year ended December 31, 2010, were $159.8 million.
In January and February 2011, we paid $92.7 million to the counterparties of five interest rate swap agreements with notional amounts totaling $665.1 million in consideration for amending the terms of such agreements to reduce the weighted average fixed interest rate from 5.1% to 2.5%. The amount paid will be reflected as a reduction in the outstanding liability of the interest rate swaps, which are accounted for at fair value. The effect of amending these interest rate swap agreements will be a decrease or increase in realized (loss) gain on our non-designated derivative instruments
In March 2011, we sold our remaining 49% interest in OPCO to Teekay Offshore for a combination of $175 million in cash (less $15 million in distributions made by OPCO to us between December 31, 2010 and the date of acquisition) and 7.6 million new Teekay Offshore common units and associated general partner interest. The sale increased Teekay Offshore’s ownership of OPCO from 51% to 100%. Please read Item 18 — Financial Statements: Note 25(d) — Subsequent Events.
Investing Cash Flows
During 2010, we:
•
incurred capital expenditures for vessels and equipment of $343.1 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers;

•	invested in two term loans by Teekay Tankers for $115.6 million;
•	received net proceeds of $71.0 million from the sale of three Aframax tankers, one product tanker and one LPG carrier; and
•	invested $45.5 million in joint ventures.
COMMITMENTS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at December 31, 2010:

In millions of U.S. Dollars	Total	2011	2012 and 2013	2014 and 2015	Beyond 2015

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	4,058.8	263.5	687.7	1,139.2	1,968.4
Chartered-in vessels (operating leases)	395.7	173.5	165.1	38.7	18.4
Commitments under capital leases (2)	197.9	197.9	—	—	—
Commitments under capital leases (3)	1,025.1	24.0	48.0	48.0	905.1
Commitments under operating leases (4)	457.7	25.1	50.1	50.2	332.3
Newbuilding installments (5) (6)	765.8	618.6	147.2	—	—
Asset retirement obligation	23.0	—	—	—	23.0

Total U.S. Dollar-denominated obligations	6,924.0	1,302.6	1,098.1	1,276.1	3,247.2

Euro-Denominated Obligations: (7)
Long-term debt (8)	373.3	13.0	213.6	16.3	130.3
Commitments under capital leases (2) (9)	86.8	86.8	—	—	—

Total Euro-denominated obligations	460.1	99.8	213.6	16.3	130.3

Total	7,384.1	1,402.5	1,311.7	1,292.4	3,377.6

(1)
Excludes expected interest payments of $89.3 million (2011), $163.8 million (2012 and 2013), $134.7 million (2014 and 2015) and $243.3 million (beyond 2015). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 3.25% at December 31, 2010 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

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

(3)
Existing restricted cash deposits of $477.2 million, together with the interest earned on the deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $419.1 million for these leases from 2011 to 2029.

(5)
Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for one FPSO unit, one LPG carrier, two multi-gas carriers and two shuttle tankers as of December 31, 2010. Please read Item 18 — Financial Statements: Note 16(a) — Commitments and Contingencies — Vessels Under Construction.

(6)
We have a 33% interest in a joint venture that has entered into agreements for the construction of four LNG carriers and a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at December 31, 2010, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $689.9 million of which our share is $241.0 million. Please read Item 18 — Financial Statements: Note 16(b) — Commitments and Contingencies — Joint Ventures.

(7)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as at December 31, 2010.

(8)
Excludes expected interest payments of $5.3 million (2011), $5.9 million (2012 and 2013), $4.0 million (2014 and 2015) and $10.0 million (beyond 2015). Expected interest payments are based on EURIBOR at December 31, 2010, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2010. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(9)
Existing restricted cash deposits of $86.8 million, together with the interest earned on these deposits, are expected to equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

President and Chief Executive Officer Retirement
In March 2011, our Board of Directors approved a one-time $11.0 million increase to the pension plan benefits of Bjorn Moller, who retired from his position as our President and Chief Executive Officer on April 1, 2011. This additional pension benefit was in recognition of Mr. Moller’s more than 25 years of service with Teekay, 13 of which as President and Chief Executive Officer. In addition, we expect to recognize a compensation expense for accounting purposes of approximately $4.7 million in the first quarter of 2011, which relates to the portion of Mr. Moller’s outstanding stock-based compensation grants that had not yet vested on the date of his retirement.
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

Revenue Recognition
Description. We recognize voyage revenue using the percentage of completion method. Under such method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, voyage revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for the next voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.
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

As of December 31, 2010, we had three reporting units with goodwill attributable to them. During 2010, a goodwill impairment test was conducted on these reporting units. This goodwill impairment test determined that the fair value of each reporting unit exceeded its carrying value. Key assumptions that impact the fair value of this reporting unit include the our ability to do the following: maintain or improve the utilization of its vessels; redeploy existing vessels on the expiry of their current charters; control or reduce operating expenses, pass on operating cost increases to its customers in the form of higher charter rates; and continue to grow the business. Other key assumptions include future tanker rates, the operating life of our vessels, its cost of capital, the volume of production from certain offshore oil fields, and the fair value of its credit facilities. If actual future results are less favorable than expected results, in one or more of these key assumptions, a goodwill impairment may occur.
Effect if Actual Results Differ from Assumptions. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to our three reporting units with goodwill attributable to them might be impaired within the next year. However, certain factors that impact our goodwill impairment tests are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.
Valuation of Derivative Financial Instruments
Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of income (loss). Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income (loss) and are reclassified to earnings in the consolidated statement of income (loss) when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.
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
Recent Accounting Pronouncements Not Yet Adopted
In September 2009, the Financial Accounting Standards Board (or FASB) issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, we will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment became effective on January 1, 2011. The adoption of this standard will not have a material impact on our consolidated financial statements.
Item 6. Directors, Senior Management and Employees
Directors and Senior Management
Our directors and executive officers as of the date of this Annual Report and their ages as of March 31, 2011 are listed below:

Name	Age	Position

C. Sean Day	61	Director and Chair of the Board
Peter Evensen	52	Director, President and Chief Executive Officer — effective April 1, 2011 (1)
Axel Karlshoej	70	Director and Chair Emeritus
Dr. Ian D. Blackburne	64	Director
James R. Clark	60	Director
Peter S. Janson	63	Director
Thomas Kuo-Yuen Hsu	64	Director
Eileen A. Mercier	63	Director
Bjorn Moller	53	Director (1)
Tore I. Sandvold	63	Director
Arthur Bensler	53	Executive Vice President, Secretary and General Counsel
Bruce Chan	38	President, Teekay Tanker Services, a division of Teekay
David Glendinning	56	President, Teekay Gas Services, a division of Teekay
Kenneth Hvid	42	Executive Vice President and Chief Strategy Officer — effective April 1, 2011 (1)
Vincent Lok	43	Executive Vice President and Chief Financial Officer
Peter Lytzen	53	President, Teekay Petrojarl AS, a subsidiary of Teekay
Ingvild Saether	42	President, Teekay Navion Shuttle Tankers and Offshore, a division of Teekay — effective April 1, 2011
Lois Nahirney	47	Executive Vice President, Corporate Resources
Graham Westgarth	56	President, Teekay Marine Services, a division of Teekay

(1)
For the period covered by this Annual Report, Bjorn Moller served as President and Chief Executive Officer, Peter Evensen served as Executive Vice President and Chief Strategy Officer and Kenneth Hvid served as President of Teekay Navion Shuttle Tankers and Offshore, a division of Teekay.

Certain biographical information about each of these individuals is set forth below:
C. Sean Day has served as a Teekay director since 1998 and as our Chairman of the Board since 1999. Mr. Day also serves as Chairman of Teekay GP L.L.C., the general partner of Teekay LNG, Chairman of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore, and Chairman of Teekay Tankers. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to Navios, Mr. Day held a number of senior management positions in the shipping and finance industries. He is currently serving as a director of Kirby Corporation and is Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Resolute Investments, Ltd., our largest shareholder, to oversee its investments, including that in the Teekay group of companies.
Peter Evensen joined Teekay in 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Financial Officer in 2004 and was appointed Executive Vice President and Chief Strategy Officer in 2006. Effective April 1, 2011, he became a Teekay director and assumed the position of President and Chief Executive Officer. Mr. Evensen also serves as Chief Executive Officer and Chief Financial Officer and a director of Teekay GP L.L.C., Chief Executive Officer and Chief Financial Officer and a director of Teekay Offshore GP L.L.C., and as a director of Teekay Tankers. Mr. Evensen has over 20 years of experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.
Axel Karlshoej has served as a Teekay director since 1989, was Chairman of the Teekay Board from 1994 to 1999, and has been Chairman Emeritus since stepping down as Chairman. Mr. Karlshoej is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of the late J. Torben Karlshoej, Teekay’s founder. Please read Item 7 — Major Shareholders and Certain Relationships and Related Party Transactions.
Dr. Ian D. Blackburne has served as a Teekay director since 2000. Dr. Blackburne has over 25 years of experience in petroleum refining and marketing, and in 2000 he retired as Managing Director and Chief Executive Officer of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as Chairman of CSR Limited and Aristocrat Leisure Limited, and is a former director of both Suncorp-Metway Ltd. and Symbion Health Limited (formerly Mayne Group Limited), Australian public companies in the diversified industrial and financial sectors. Dr. Blackburne was also previously the Chairman of the Australian Nuclear Science and Technology Organization.
James R. Clark has served as a Teekay director since 2006. Mr. Clark was President and Chief Operating Officer of Baker Hughes Incorporated from 2004 until his retirement in 2008. Previously, he was Vice President, Marketing and Technology from 2003 to 2004, having joined Baker Hughes Incorporated in 2001 as Vice President and President of Baker Petrolite Corporation. Mr. Clark was President and Chief Executive Officer of Consolidated Equipment Companies, Inc. from 2000 to 2001 and President of Sperry-Sun, a Halliburton company, from 1996 to 1999. He also held financial, operational and leadership positions with FMC Corporation, Schlumberger Limited and Grace Energy Corporation. Mr. Clark is also a director of Ensco plc (a U.K. based public company whose ADRs trade on the NYSE), Kirby Corporation (a NYSE-listed public company), Sammons Enterprises, and Red Oak Water Transfer (the latter two being private companies in the US). Mr. Clark also serves on the Board of Trustees of Dallas Theological Seminary and is a Trustee of the Center for Christian Growth, both in Dallas, Texas.
Peter S. Janson has served as a Teekay director since 2005. From 1999 to 2002, Mr. Janson was the Chief Executive Officer of Amec Inc. (formerly Agra Inc.), a publicly traded engineering and construction company. From 1986 to 1994 he served as the President and Chief Executive Officer of Canadian operations for Asea Brown Boveri Inc., a company for which he also served as Chief Executive Officer for U.S. operations from 1996 to 1999. Mr. Janson has also served as a member of the Business Round Table in the United States, and as a member of the National Advisory Board on Sciences and Technology in Canada. He is a director of IEC Holden Inc.
Thomas Kuo-Yuen Hsu has served as a Teekay director since 1993. He is presently a director of CNC Industries, an affiliate of the Expedo Group of Companies that manages a fleet of six vessels of 70,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Please read Item 7 — Major Shareholders and Certain Relationships and Related Party Transactions.
Eileen A. Mercier has served as a Teekay director since 2000. She has over 39 years of experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. She formed her own management consulting company, Finvoy Management Inc. and acted as president from 1995 to 2003. She currently serves as Chairman of the Ontario Teachers’ Pension Plan, lead director for ING Bank of Canada, trustee of The University Health Network and as a director and audit committee chair for CGI Group Inc. and Intact Financial Corporation.
Bjorn Moller became a Teekay director in 1998. Mr. Moller also served as our President and Chief Executive Officer from 1998 until March 31, 2011. Also until March 31, 2011, Mr. Moller served as Vice Chairman of Teekay GP L.L.C., Vice Chairman of Teekay Offshore GP L.L.C. and Chief Executive Officer of Teekay Tankers. Mr. Moller remains a director of Teekay Tankers. Mr. Moller has over 25 years’ experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since 2006 and on the Board of the American Petroleum Institute since 2000. He served in senior management positions with Teekay for more than 15 years and headed our overall operations from 1997, following his promotion to the position of Chief Operating Officer. Prior to that, Mr. Moller headed our global chartering operations and business development activities.

Tore I. Sandvold has served as a Teekay director since 2003. He has over 30 years of experience in the oil and energy industry. From 1973 to 1987 he served in the Norwegian Ministry of Industry, Oil & Energy in a variety of positions in the areas of domestic and international energy policy. From 1987 to 1990 he served as the Counselor for Energy in the Norwegian Embassy in Washington, D.C. From 1990 to 2001 Mr. Sandvold served as Director General of the Norwegian Ministry of Oil & Energy, with overall responsibility for Norway’s national and international oil and gas policy. From 2001 to 2002 he served as Chairman of the Board of Petoro, the Norwegian state-owned oil company that is the largest oil asset manager on the Norwegian continental shelf. From 2002 to the present, Mr. Sandvold, through his company, Sandvold EnergyAS, has acted as advisor to companies and advisory bodies in the energy industry. Mr. Sandvold serves on other boards, including those of Schlumberger Limited., Lambert Energy Advisory Ltd., Offshore Northern Seas, Energy Policy Foundation of Norway, Norwind AS and Njord Gas Infrastructure.
Arthur Bensler joined Teekay in 1998 as General Counsel. He was promoted to the position of Vice President in 2002 and became our Corporate Secretary in 2003. He was appointed Senior Vice President in 2004 and Executive Vice President in 2006. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada, law firm, where he practiced corporate, commercial and maritime law from 1987 until joining Teekay.
Bruce Chan joined Teekay in 1995. Since then, Mr. Chan has held a number of finance and accounting positions with the Company, including Vice President, Strategic Development from 2004 until his promotion to the position of Senior Vice President, Corporate Resources in 2005. In 2008, Mr. Chan was appointed President of the Company’s Teekay Tanker Services division, which is responsible for the commercial management of Teekay’s conventional crude oil and product tanker transportation services. Effective April 1, 2011, Mr. Chan also assumed the position of Chief Executive Officer of Teekay Tankers. Prior to joining Teekay, Mr. Chan worked as a Chartered Accountant in the Vancouver, Canada office of Ernst & Young LLP.
David Glendinning joined Teekay in 1987. Since then, he has held a number of senior positions, including Vice President, Marine and Commercial Operations from 1995 until his promotion to Senior Vice President, Customer Relations and Marine Project Development in 1999. In 2003, Mr. Glendinning was appointed President of our Teekay Gas Services division, which is responsible for our initiatives in the LNG business and other areas of gas activity. Prior to joining Teekay, Mr. Glendinning, who is a Master Mariner, had 18 years of sea service on oil tankers of various types and sizes.
Kenneth Hvid joined Teekay in 2000 and was responsible for leading our global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of our Teekay Navion Shuttle Tankers and Offshore division. In that role he was responsible for our global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Effective April 1, 2011, Mr. Hvid assumed the positions of Chief Strategy Officer and Executive Vice President, and became a director of Teekay GP L.L.C. and a director of Teekay Offshore GP L.L.C. Mr. Hvid has 22 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong.
Vincent Lok has served as Teekay’s Executive Vice President and Chief Financial Officer since 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in 2002 and Senior Vice President and Treasurer in 2004, and Senior Vice President and Chief Financial Officer in 2006. Mr. Lok has served as the Chief Financial Officer of Teekay Tankers since 2007. Prior to joining Teekay Corporation, Mr. Lok worked in the Vancouver, Canada, audit practice of Deloitte & Touche LLP.
Peter Lytzen joined Teekay Petrojarl as President and Chief Executive Officer in 2007. Mr. Lytzen’s experience includes over 20 years in the oil and gas industry and he joined Teekay Petrojarl from Maersk Contractors, where he most recently served as Vice President of Production. In that role, he held overall responsibility for Maersk Contractors’ technical tendering, construction and operation of FPSO and other offshore production solutions. He first joined Maersk in 1987 and held progressively responsible positions throughout the organization.
Lois Nahirney joined Teekay in 2008 and is responsible for shore-based Human Resources, Corporate Communications, Corporate Services, and IT. Ms. Nahirney brings to the role more than 25 years of global experience as a senior executive and consultant in human resources, strategy, organization change and information systems. Prior to joining Teekay, she held the position of Acting Chief Human Resources Officer with B.C. Hydro in Vancouver, Canada, and Partner with Western Management Consultants.
Ingvild Saether joined Teekay in 2002 as a result of Teekay’s acquisition of Navion AS from Statoil ASA. Mrs. Saether held various management positions in Teekay’s conventional tanker business until 2007, when she assumed the commercial responsibility for Teekay’s shuttle tanker activities in the North Sea. In her role as Vice President, Teekay Navion Shuttle Tankers she managed the growth of Teekay’s shuttle fleet. Effective April 1, 2011, Mrs. Saether assumed the position of President, Teekay Navion Shuttle Tankers and Offshore. Mrs. Saether holds an Executive MBA in Shipping Management and has over 20 years of industry experience.
Graham Westgarth joined Teekay in 1999 as Vice President, Marine Operations. He was promoted to the position of Senior Vice President, Marine Operations in 1999. In 2003, Mr. Westgarth was appointed President of our Teekay Marine Services division, which is responsible for all of our marine and technical operations, as well as marketing a range of services and products to third parties, such as marine consulting services. He has extensive shipping industry experience. Prior to joining Teekay, Mr. Westgarth was General Manager of Maersk Company (UK), where he joined as Master in 1987. He has 40 years of industry experience, which includes 18 years of sea service, with five years in a command position. In November 2009, Mr. Westgarth was elected Chairman of the International Association of Independent Tanker Owners.

Compensation of Directors and Senior Management
Director Compensation
During 2010, the eight non-employee directors received, in the aggregate, $700,000 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. Each non-employee director receives an annual cash retainer of $50,000. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an additional annual cash retainer of $8,000, $5,000 and $5,000, respectively. The Chairman of the Board and the Chairman of the Audit Committee receive an additional annual cash retainer of $278,000 and $16,000, respectively.
Each non-employee director (excluding the Chairman of the Board) also received an $85,000 annual retainer to be paid by way of a grant of, at the director’s election, restricted stock or stock options under our 2003 Equity Incentive Plan. Pursuant to this annual retainer, during 2010 we granted stock options to purchase an aggregate of 58,417 shares of our common stock (excluding the Chairman of the Board’s) at an exercise price of $24.42 per share and 27,028 shares of restricted stock. During 2010 the Chairman of the Board received a $470,000 retainer in the form of 33,874 shares of common stock and 9,623 shares of restricted stock under our 2003 Equity Incentive Plan. The stock options described above expire March 9, 2020, ten years after the date of their grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their respective grant date. The stock options and restricted stock are not subject to any forfeiture requirements on the resignation of a director.
Annual Executive Compensation
The aggregate compensation earned by Teekay’s ten executive officers listed above (or the Executive Officers) for 2010 was $10.1 million. This is comprised of base salary ($4.5 million), annual bonus ($4.8 million) and pension and other benefits ($0.8 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an exchange rate of 1.0299 Canadian Dollars for each U.S. Dollar, the exchange rate on December 31, 2010. Teekay’s annual bonus plan considers both company performance, through comparison to established targets and individual performance.
Long-Term Incentive Program
Teekay’s long-term incentive program provides focus on the returns realized by our shareholders and acknowledges and retains those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of stock option grants, restricted stock units and performance share units. All grants in 2010 were made under our 2003 Equity Incentive Plan.
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
During March 2011, we granted stock options to purchase an aggregate of 11,484 shares of our common stock at an exercise price of $34.93, 216,635 shares of restricted stock, and 73,349 performance shares to the Executive Officers under our 2003 Equity Incentive Plan. The stock options expire March 14, 2021, ten years after the date of the grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their respective grant date. Performance shares have a bullet vesting at the end of the three year performance cycle.
Vision Incentive Plan
In 2005, we adopted the Vision Incentive Plan (or the VIP) to reward exceptional corporate performance and shareholder returns. This plan was designed to result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010; and (b) market value added from 2001 to 2010. In 2008, an interim distribution was made to certain participants with a value of $13.3 million, paid in March 2008 in restricted stock units, with vesting of the interim distribution in three equal amounts on November 2008, November 2009 and November 2010. In September 2009, 187,400 restricted stock units, with a two-year bullet vesting, were granted as the June 2009 New Participants Reserve Pool allocation under the VIP. The Plan terminated on December 31, 2010 and no final award was granted to participants. During the year ended December 31, 2010, we recorded an expense (recovery) from the VIP of $2.4 million ($0.6 million — 2009 and $(23.6) million — 2008), which is included in general and administrative expense. As at December 31, 2010 and 2009, there was no VIP liability.
Options to Purchase Securities from Registrant or Subsidiaries
As at December 31, 2010, we had reserved pursuant to our 1995 Stock Option Plan, which was terminated with respect to new grants effective September 10, 2003, and our 2003 Equity Incentive Plan, which was adopted effective on the same date (together, the Plans), 5,537,381 shares of common stock for issuance upon exercise of options granted or to be granted. During 2010, 2009, and 2008 we granted options under the Plans to acquire up to 733,167, 1,517,900, and 1,476,100 shares of common stock, respectively, to eligible officers, employees and directors. Each option under the Plans has a 10-year term and vests between two to three years from the grant date. The outstanding options under the Plans are exercisable at prices ranging from $11.84 to $60.96 per share, with a weighted-average exercise price of $31.54 per share, and expire between March 14, 2011 and March 8, 2020.
Board Practices
As at December 31, 2010, the Board of Directors consists of nine members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualified.

Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej and Bjorn Moller have terms expiring in 2011. Directors Dr. Ian D. Blackburne, James R. Clark and C. Sean Day have terms expiring in 2012. Directors Peter S. Janson, Eileen A. Mercier and Tore I. Sandvold have terms expiring in 2013.
There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.
The Board of Directors has determined that each of the current members of the Board, other than Bjorn Moller, our President and Chief Executive Officer until April 1, 2011, and Peter Evensen, our current President and Chief Executive Officer, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay), and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time. In making this determination the Board considered the relationships of Thomas Kuo-Yuen Hsu and Axel Karlshoej with our largest shareholder and concluded these relationships do not materially affect their independence as current directors. Please read Item 7 — Major Shareholders and Certain Relationships and Related Party Transactions.
The Board of Directors has three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2010 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Centre of our website at www.teekay.com. During 2010, the Board held ten meetings. Each director attended all Board meetings, except for one meeting at which two directors were absent. Each committee member attended all applicable committee meetings.
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
During 2010, our Compensation and Human Resources Committee included C. Sean Day (Chairman), Axel Karlshoej, Ian D. Blackburne and Peter S. Janson.
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
During 2010, our Nominating and Governance Committee included Ian D. Blackburne (Chairman), Tore I. Sandvold, Eileen A. Mercier and Thomas Kuo-Yuen Hsu.
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

Crewing and Staff
As at December 31, 2010, we employed approximately 5,500 seagoing and 900 shore-based personnel, compared to approximately 5,400 seagoing and 900 shore-based personnel as at December 31, 2009, and 5,700 seagoing and 900 shore-based personnel as at December 31, 2008.
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
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of March 15, 2011, of our common stock by the directors and Executive Officers as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2011 (60 days after March 15, 2011) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned		Percent of Class

All directors and Executive Officers (18 persons)	3,237,853	(1) (3)	4.5	% (2)

(1)
Includes 2,778,886 shares of common stock subject to stock options exercisable by June 11, 2011 under the Plans with a weighted-average exercise price of $34.77 that expire between March 11, 2012 and March 8, 2020. Excludes (a) 669,531 shares of common stock subject to stock options exercisable after June 11, 2011 under the Plans with a weighted average exercise price of $19.53, that expire between March 8, 2019 and March 8, 2020 and (b) 611,561 shares of restricted stock which vest after June 11, 2011, (c) 160,403 performance shares which vest after June 11, 2011.

(2)
Based on a total of approximately 71.9 million outstanding shares of our common stock as of March 15, 2011. Each director and Executive Officer beneficially owns less than 1% of the outstanding shares of common stock.

(3)
Each director is expected to have acquired shares having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) no later than May 14, 2011 or the fifth anniversary of the date on which the director joined the Board, whichever is later. In addition, each Executive Officer is expected to acquire shares of Teekay’s common stock equivalent in value to one to three times their annual base salary by 2012 or, for executive officers subsequently joining Teekay or achieving a position covered by the guidelines, within five years after the guidelines become applicable to them.

Item 7.	Major Shareholders and Certain Relationships and Related Party Transactions
Major Shareholders
The following table sets forth information regarding beneficial ownership, as of March 15, 2011, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2011 (60 days after March 15, 2011) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class (5)

Resolute Investments, Ltd. (1)	30,431,380	42.3%
Neuberger Berman Group LLC (2)	5,372,488	7.5%
JPMorgan Chase & Co. (3)	4,571,995	6.4%
Iridian Asset Management LLC (4)	3,940,319	5.5%

(1)
Includes shared voting and shared dispositive power. The ultimate controlling person of Resolute Investments, Ltd. (or Resolute) is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based on the Schedule 13D/A (Amendment No. 3) filed by Resolute and Path with the SEC on February 22, 2010. Resolute’s beneficial ownership was 41.9% on March 15, 2010, and 42.0% on March 15, 2009. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path.

(2)	Includes shared voting power and shared dispositive power. This information is based on the Schedule 13G filed by this investor with the SEC on February 14, 2011.

(3)
Includes shared voting power and shared dispositive power. This information is based on the Schedule 13G/A filed by this investor with the SEC on January 26, 2011. JPMorgan Chase & Co.’s beneficial ownership was 6.9% on March 15, 2010, and 7.8% on March 15, 2009.

(4)
Includes shared voting power and shared dispositive power. This information is based on the Schedule 13G/A filed by this investor with the SEC on January 25, 2011. Iridian Asset Management LLC’s beneficial ownership was 8.0% on March 15, 2010, and 10.0% on March 15, 2009.

(5)	Based on a total of 71.9 million outstanding shares of our common stock as of March 15, 2011.
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
Our Major Shareholder
As of December 31, 2010, Resolute owned approximately 42.3% of our outstanding common stock. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Please read Item 18 — Financial Statements: Note 13 — Related Party Transactions.
Our Directors and Executive Officers
C. Sean Day, the Chairman of Teekay’s board of directors, is also the Chairman of Teekay Tankers, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore) and Teekay GP L.L.C. (the general partner of Teekay LNG). Bjorn Moller, Teekay’s Chief Executive Officer until April 1, 2011 and one of Teekay’s current directors, was also the Chief Executive Officer until April 1, 2011 and is a director of Teekay Tankers. Mr. Moller also served as a Vice Chairman and director of Teekay Offshore GP L.L.C. and Vice Chairman and director of Teekay GP L.L.C., until April 1, 2011 when he resigned. Peter Evensen, a Teekay director and President and Chief Executive Officer of Teekay as of April 1, 2011, is a director of Teekay Tankers and the Chief Executive Officer and Chief Financial Officer and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C.
Vincent Lok, Teekay’s Executive Vice President and Chief Financial Officer, is also the Chief Financial Officer of Teekay Tankers. Kenneth Hvid is Teekay’s Executive Vice President and Chief Strategy Officer as of April 1, 2011 and is a director of Teekay GP L.L.C. and a director of Teekay Offshore GP L.L.C. Bruce Chan is the Chief Executive Officer of Teekay Tankers Ltd. as of April 1, 2011 and President of Teekay Tanker Services, a division of Teekay. Because the executive officers of Teekay Tankers and of the general partners of Teekay Offshore and Teekay LNG are employees of Teekay or other of its subsidiaries, their compensation (other than any awards under the respective long-term incentive plans of Teekay Tankers, Teekay Offshore and Teekay LNG) is set and paid by Teekay or such other applicable subsidiaries.
Pursuant to agreements with Teekay, each of Teekay Tankers, Teekay Offshore and Teekay LNG have agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers on management matters of such public company subsidiaries. For the year ended December 31, 2010, these reimbursement obligations totaled approximately $1.0 million, $1.7 million, and $1.4 million, respectively, for Teekay Tankers, Teekay Offshore and Teekay LNG, and are included in amounts paid as strategic fees under the management agreement for Teekay Tankers and the services agreements for Teekay Offshore and Teekay LNG described below. For 2008 and 2009, these reimbursement obligations for Teekay Tankers, Teekay Offshore and Teekay LNG totaled $1.2 and $1.2 million, $1.5 million and $1.3 million, and $1.5 million and $1.3 million, respectively.
Relationships with Our Public Company Subsidiaries
Teekay Tankers
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
As of March 31, 2011, we owned shares of Teekay Tankers’ Class A and Class B common stock that represent an ownership interest of 26.0% and voting power of 52.7% of Teekay Tankers’ outstanding common stock.
Teekay Tankers distributes to its stockholders on a quarterly basis all of its Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of the business. Cash Available for Distribution represents Teekay Tankers’ net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by Teekay Tankers from us, prior to their acquisition by Teekay Tankers, for the period when these vessels were owned and operated by us. We received distributions from Teekay Tankers of $37.6 million, $23.4 million and $19.9 million, respectively, with respect to 2008, 2009, and 2010.

Teekay Offshore and Teekay LNG
Teekay Offshore is a NYSE-listed, Marshall Islands limited partnership, which we formed to further develop our operations in the offshore market. Teekay Offshore is an international provider of marine transportation and storage services to the offshore oil industry. We own and control Teekay Offshore’s general partner, and as of March 31, 2011, we owned a 34.9% limited partner and a 2% general partner interest in Teekay Offshore. Teekay Offshore owns a majority of its fleet through OPCO, which was owned 51.0% by Teekay Offshore and 49.0% by us until we sold such 49% interest to Teekay Offshore in March 2011. Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2010 and Early 2011.”
Teekay LNG is a NYSE-listed, Marshall Islands limited partnership, which we formed to expand our operations in the LNG shipping sector. Teekay LNG is an international provider of marine transportation services for LNG, LPG and crude oil. We own and control Teekay LNG’s general partner, and as of March 31, 2011, we owned a 44.8% limited partner and a 2% general partner interest in Teekay LNG.
Quarterly Cash Distributions
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
Teekay received total distributions, including incentive distributions, from Teekay Offshore of $25.1 million, $29.2 million, and $33.2 million, respectively, with respect to 2008, 2009, and 2010.
Teekay received total distributions, including incentive distributions, from Teekay LNG of $61.1 million, $64.0 million, and $71.2 million, respectively, with respect to 2008, 2009, and 2010.
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
Sales of Vessels and Project Interests by Teekay to Teekay Tankers, Teekay Offshore and Teekay LNG
From time to time Teekay has sold to Teekay Tankers, Teekay Offshore and Teekay LNG vessels or interests in vessel owning subsidiaries or joint ventures. These transactions include those described under “tem 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Teekay currently has committed to the following vessel transactions with its public company subsidiaries:
•
In accordance with existing agreements, we are required to offer to Teekay LNG our 33% interest the Angola LNG Project, a joint venture that agreed to charter four newbuilding 160,400-cubic meter LNG carriers, no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. In February 2011, we offered to Teekay LNG our 33% ownership interest in these vessels and related charter contracts. The transaction was approved in March 2011 by the Board of Directors of Teekay LNG’s general partner and by its Conflicts Committee.

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

•
To sell to Teekay Offshore existing FPSO units of Teekay Petrojarl that were servicing contracts in excess of three years in length as of July 9, 2008, the date on which Teekay Corporation acquired 100% of Teekay Petrojarl. Teekay Offshore, at its election, may acquire these units at any time until July 9, 2010. The purchase price for any such existing FPSO units would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the offshore vessels to Teekay Offshore. Teekay Offshore agreed to waive our obligation to offer the Petrojarl Foinaven FPSO unit to Teekay Offhshore by July 9; 2010, however, we are obligated to offer to sell the Petrojarl Foinaven FPSO unit to Teekay Offshore prior to July 9, 2012. The purchase price for the Foinaven FPSO would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to Teekay Offshore.

In October 2010, we announced that we had signed a contract with Petroleo Brasileiro SA (or Petrobras) to provide a FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly converted FPSO unit, to be named the Petrojarl Cidade de Itajai, which is currently under conversion from an existing Aframax tanker. The new FPSO unit is scheduled to deliver in the second quarter of 2012. Upon delivery, the FPSO unit will commence operations under a nine-year, fixed-rate time-charter contract to Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, we are obligated to offer to Teekay Offshore our interest in this FPSO project at our fully built-up cost within 365 days after the commencement of the charter to Petrobras.

Time Chartering and Bareboat Chartering Arrangements
Teekay charters in from or out to its public company subsidiaries certain vessels, including the following charter arrangements:
•
Nine of OPCO’s conventional tankers are chartered out to Teekay subsidiaries under long-term time charters. Two of OPCO’s shuttle tankers are chartered out to Teekay subsidiaries under long-term bareboat charters. Pursuant to these charter contracts, OPCO earned voyage revenues of $159.3 million, $127.1 million, and $119.8 million, respectively, for 2008, 2009, and 2010.

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

•
From August 2008, Teekay has been chartering in from Teekay Tankers the tanker Nassau Spirit under a fixed-rate time-charter expired in July 2010 and was replaced by a 12-month time-charter contract with a third party, which started immediately after the expiration of the time-charter contract with Teekay. During 2008, 2009 and 2010, Teekay Tankers earned revenues of $4.9 million, $13.4 million, and $6.9 million respectively, under this time-charter contract.

Services, Management and Pooling Arrangements
Services Agreements. In connection with their initial public offerings in May 2005 and December 2006, respectively, and subsequent thereto, Teekay LNG and Teekay Offshore and certain of their subsidiaries have entered into services agreements with certain other subsidiaries of Teekay, pursuant to which the other Teekay subsidiaries provide to Teekay LNG, Teekay Offshore and their subsidiaries administrative, advisory and technical and ship management services. These services are provided in a commercially reasonably manner and upon the reasonable request of the general partner or subsidiaries of Teekay LNG or Teekay Offshore, as applicable. The other Teekay subsidiaries that are parties to the services agreements provide these services directly or subcontract for certain of these services with other entities, including other Teekay subsidiaries. Teekay LNG and Teekay Offshore pay arm’s-length fees for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the other Teekay subsidiaries incur in providing these services. During 2008, 2009 and 2010, Teekay LNG and Teekay Offshore incurred expenses of $29.5 million, $38.8 million, and $45.4 million, and $59.2 million, $40.4 million, and $43.0 million, respectively, for these services.
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
In return for services under the management agreement, Teekay Tankers pays the Manager an agreed-upon fee for commercial services (other than for Teekay Tankers vessels participating in pooling arrangements), a technical services fee equal to the average rate Teekay charges third parties to technically manage their vessels of a similar size, and fees for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. During 2008, 2009, and 2010, Teekay Tankers incurred $6.6, $5.7 million, and $5.6 million, respectively, for these services.
The management agreement also provides for the payment of a performance fee in order to provide the Manager an incentive to increase cash available for distribution to Teekay Tankers’ stockholders. Teekay Tankers did not incur any performance fees for the years ended December 31, 2010 and 2009, and incurred $1.4 million in performance fees for the year ended December 31, 2008.

Pooling Arrangements. Certain Aframax and Suezmax tankers of Teekay Tankers participate in vessel pooling arrangements managed by other Teekay subsidiaries. The pool managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of Teekay Tankers’ vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Teekay Tankers incurred pool management fees during 2008, 2009 and 2010 of $4.4 million, $2.6 million and $1.9 million, respectively.

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
Please read Item 18 — Financial Statements: Note 25 — Subsequent Events.

Item 9.	The Offer and Listing
Our common stock is traded on the NYSE under the symbol “TK”. The following table sets forth the high and low sales prices for our common stock on the NYSE for each of the periods indicated.

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Years Ended	2010	2009	2008	2007	2006

High	$33.96	$24.94	$53.30	$62.66	$45.80
Low	20.42	11.10	11.51	42.52	35.60

	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
Quarters Ended	2011	2010	2010	2010	2010	2009	2009	2009	2009

High	$37.19	$33.96	$29.03	$29.76	$27.14	$24.94	$21.45	$22.53	$20.32
Low	31.55	26.09	23.60	22.39	20.42	19.53	16.83	12.34	11.10

	Mar. 31,	Feb. 28,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,
Months Ended	2011	2011	2011	2010	2010	2010

High	$37.19	$36.45	$36.57	$33.52	$33.96	$32.11
Low	33.70	33.31	31.55	31.89	31.21	26.09

Item 10.	Additional Information
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
We have in place a rights agreement that would have the effect of delaying, deferring or preventing a change in control of Teekay. The amended and restated rights agreement has been filed as part of our Form 8-A/A (File No. 1-12874), filed with the SEC on July 2, 2010, and hereby incorporated by reference into this Annual Report.
There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.
Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries, other than our publicly listed subsidiaries, is a party, for the two years immediately preceding the date of this Annual Report:
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

(j)	Agreement dated May 16, 2007 for a U.S. $700,000,000 Credit Facility Agreement to be made available to Teekay Acquisition Holdings LLC et al by HSH NordBank AG and others.
(k)	Annual Executive Bonus Plan.
(l)	Vision Incentive Plan.
(m)	2003 Equity Incentive Plan.
(n)	Amended 1995 Stock Option Plan.
(o)	Amended and Restated Rights Agreement, dated as of July 2, 2010, between Teekay Corporation and The Bank of New York, as Rights Agent.
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
Material U.S. Federal Income Tax Considerations
The following is a discussion of the material U.S. federal income tax considerations that may be relevant to stockholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), applicable U.S. Treasury Regulations promulgated thereunder, court decisions and administrative interpretations, all as of the date of this Annual Report and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Corporation.
This discussion is limited to stockholders who hold their stock as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular stockholder in light of the stockholder’s circumstances, or to certain categories of stockholders that may be subject to special tax rules, such as:
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
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your own tax advisor about the U.S. federal income tax consequences of owning and disposing of the common stock.
This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each stockholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common stock.
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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock become ex-dividend; (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning after December 31, 2020 will be taxed at ordinary graduated tax rates.
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
Certain U.S. Holders who are individuals, estates or trusts will be subject to pay a 3.8% tax on, among other things, dividends for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common stock.
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
Certain U.S. Holders who are individuals, estates or trusts will be subject to a 3.8 percent tax on, among other things, capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their disposition of our common stock.
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75.0 percent of its gross income is “passive” income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”
There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries’ assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries assets, income or operations.
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
A U.S. Holder’s QEF election will not be effective unless we annually provide the holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.
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

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayers for that year; and
•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. In addition, a U.S. Holder is required to file an annual report with the IRS for each taxable year after 2010 in which we are treated as a PFIC with respect to the U.S. Holder’s common stock.
U.S. Holders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us and our subsidiaries, and the U.S. federal income tax consequences of making such elections.

Consequences of Possible Controlled Foreign Corporation Classification
If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50 percent of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC.
CFC Shareholders are treated as receiving current distributions of their shares of certain income of the CFC without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC. In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. Although we do not believe we are or will become a CFC, U.S. persons owning a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.
The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change in the event we become a CFC in the future.
U.S. Return Disclosure Requirements for U.S. Individual Holders
U.S. Individual Holders that hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, will be subject to additional U.S. return disclosure obligations if the aggregate value of all such assets exceeds $50,000 (and related penalties for failure to disclose). Stockholders are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their ownership of our common units.
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
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States, or through a U.S. payor by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.
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
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but do not use these financial instruments for trading or speculative purposes, except as noted below under Spot Tanker Market Rate Risk. Please read Item 18 — Financial Statements: Note 15 — Derivative Instruments and Hedging Activities.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge a substantial majority of our net foreign currency exposure for the following 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.
As at December 31, 2010, we had the following foreign currency forward contracts:

	Expected Maturity Date
	2011	2012	Total	Total
	Contract	Contract	Contract	Fair value (1)
	Amount (1)	Amount (1)	Amount (1)	Asset (Liability)
Norwegian Kroner:	$125.0	$52.3	$177.3	$9.8
Average contractual exchange rate(2)	6.13	6.32	6.21
Euro:	$51.0	$14.2	$65.2	$(0.4)
Average contractual exchange rate(2)	0.74	0.76	0.74
Canadian Dollar:	$18.4	$3.3	$21.7	$0.9
Average contractual exchange rate(2)	1.05	1.04	1.05
British Pounds:	$41.5	$11.4	$52.9	$1.1
Average contractual exchange rate(2)	0.65	0.67	0.65

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at December 31, 2010, we had Euro-denominated term loans of 278.9 million Euros ($373.3 million) included in long-term debt and Norwegian Kroner-denominated deferred income taxes of approximately 86.1 million ($14.8 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our exposure to fluctuations in the Euro will not increase in the future.
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
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at December 31, 2010, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

								Fair
								Value
	Expected Maturity Date							Asset /
	2011	2012	2013	2014	2015	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	202.6	243.7	355.2	831.2	219.3	1,313.6	3,165.6	(2,807.3)	1.8%
Variable Rate (Euro) (3) (4)	13.0	206.3	7.3	7.9	8.5	130.3	373.3	(344.7)	1.4%

Fixed-Rate Debt ($U.S.)	60.6	44.4	44.4	44.4	44.3	655.1	893.2	(1,040.7)	6.9%
Average Interest Rate	6.2%	5.2%	5.2%	5.2%	5.2%	7.5%	6.9%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	185.5	—	—	—	—	—	185.5	(185.5)	7.4%
Average Interest Rate (8)	7.4%	—	—	—	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9) (10)	170.3	276.3	82.5	96.4	68.5	2,788.7	3,482.6	(472.4)	4.7%
Average Fixed Pay Rate (2)	3.5%	3.0%	4.9%	4.8%	4.9%	5.8%	4.7%
Contract Amount (Euro) (4)	13.0	206.3	7.3	7.9	8.5	130.3	373.3	(25.4)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.7%	3.7%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which as of December 31, 2010, ranged from 0.3% to 3.25%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2010.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 61.2 million Euros ($81.9 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.1%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at December 31, 2010, this amount was 61.7 million Euros ($82.6 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 18 — Financial Statements: Note 10 — Capital Lease Obligations and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at December 31, 2010, totaled $477.2 million, and the lease obligations, which as at December 31, 2010, totaled $470.8 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2010, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $437.5 million and $471.5 million, ($60.2) million and $66.9 million, and 4.9% and 4.8% respectively.

(7)
The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable (see Item 18 — Financial Statements: Note 10 — Capital Lease Obligations and Restricted Cash).

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)	Includes interest rate swaps of $200 million that commence in 2011.
Commodity Price Risk
From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at December 31, 2010, we had no bunker fuel swap contract commitments. As at December 31, 2009, we were committed to contracts totalling 23,400 metric tonnes with a weighted-average price of $439.23 per tonne and a fair value asset of $0.6 million. These bunker fuel swap contracts expired between January 2010 and December 2010.
Spot Tanker Market Rate Risk
In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time we have entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce our exposure to spot tanker market rates. As at December 31, 2010, we had no FFAs commitments. As at December 31, 2009, the FFAs had an aggregate notional value of $30.5 million, which was an aggregate of both long and short positions, and a net fair value liability of $0.5 million. These FFAs expired between January 2010 and December 2010.

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
We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2010.
During 2010, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2010.
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
We have adopted Standards for Business Conduct that includes a Code of Ethics for all employees and directors. This document is available under “About Us — Corporate Governance” from the Home Page of our website (www.teekay.com). We also intend to disclose under “About Us — Corporate Governance” in the About Us section of our web site any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of our directors and executive officers.

Item 16C.	Principal Accountant Fees and Services
Our principal accountant for 2010 and 2009 was Ernst & Young LLP. The following table shows the fees Teekay and our subsidiaries paid or accrued for audit and other services provided by Ernst & Young LLP for 2010 and 2009.

Fees	2010	2009
Audit Fees (1)	$5,802,000	$6,082,000
Audit-Related Fees (2)	477,000	269,000
Tax Fees (3)	121,000	120,000
All Other Fees (4)	11,000	4,000

Total	$6,411,000	$6,475,000

(1)
Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries including professional services in connection with the review of our regulatory filings for public offerings of our subsidiaries. Audit fees for 2010 and 2009 include approximately $996,000 and $1,060,000, respectively, of fees paid to Ernst & Young LLP by Teekay LNG that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG. Audit fees for 2010 and 2009 include approximately $1,321,000 and $1,335,000, respectively, of fees paid to Ernst & Young LLP by our subsidiary Teekay Offshore that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay Offshore. Audit fees for 2010 and 2009 include approximately $535,000 and $383,000, respectively, of fees paid to Ernst & Young LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.

(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, divestitures and other attestation services.

(3)	For 2010 and 2009, respectively, tax fees principally included international tax planning fees, corporate tax compliance fees and personal and expatriate tax services fees.

(4)	All other fees principally include subscription fees to an internet database of accounting information.
The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2010.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In October 2008, we announced that our Board of Directors has authorized the repurchase of up to $200 million of shares of our common stock. As at December 31, 2010, Teekay had repurchased 1.2 million shares of Common Stock for $40.1 million pursuant to such authorizations. The total remaining share repurchase authorization at December 31, 2010, was $159.9 million.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:
•
In lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the board of directors approves such adoption, as permitted by New York Stock Exchange rules for foreign private issuers.

There are no other significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the listing requirements of the New York Stock Exchange.

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

2.6	Exchange and Registration Rights Agreement dated December 6, 2001 between Teekay Corporation and Goldman, Sachs & Co. (4)
2.7	Specimen of Teekay Corporation’s 8.875% Senior Notes due 2011. (3)
2.8	Indenture dated as of January 27, 2010 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for US $450,000,000 8.5% Senior Notes due 2020. (17)
4.1	1995 Stock Option Plan. (2)
4.2	Amendment to 1995 Stock Option Plan. (5)
4.3	Amended 1995 Stock Option Plan. (6)
4.4	2003 Equity Incentive Plan. (7)
4.5	Annual Executive Bonus Plan. (8)
4.6	Vision Incentive Plan. (9)
4.7	Form of Indemnification Agreement between Teekay and each of its officers and directors. (2)
4.8	Amended Rights Agreement, dated as of July 2, 2010 between Teekay Corporation and The Bank of New York, as Rights Agent. (10)
4.9	Agreement dated June 26, 2003 for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (11)
4.10	Agreement dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC. (8)
4.11
Supplemental Agreement dated September 30, 2004 to Agreement dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (8)

4.12	Agreement dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others. (9)
4.13	Agreement dated October 2, 2006, for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility among Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. (12)

4.14	Agreement dated August 23, 2006, for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility among Teekay LNG Partners L.P., ING Bank N.V. and various other banks. (12)
4.15	Agreement, dated November 28, 2007 for a U.S. $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (13)
4.16	Agreement dated May 16, 2007 for a U.S. $700,000,000 Credit Facility Agreement to be made available to Teekay Acquisition Holdings LLC et al by HSH NordBank AG and others. (14)
4.17	Amended and Restated Omnibus Agreement (15)
8.1	List of Significant Subsidiaries.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.
13.1	Teekay Corporation Certification of Peter Evensen, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of Ernst & Young LLP, as independent registered public accounting firm.

(1)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on March 30, 2000, and hereby incorporated by reference to such Annual Report.

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

(7)
Previously filed as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-166523), filed with the SEC on May 5, 2010, and hereby incorporated by reference to such Registration Statement.

(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 8, 2005, and hereby incorporated by reference to such Report.

(9)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 10, 2006, and hereby incorporated by reference to such Report.

(10)	Previously filed as an exhibit to the Company’s Form 8-A/A (File No.1-12874), filed with the SEC on July 2, 2010, and hereby incorporated by reference to such Annual Report.

(11)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 14, 2003, and hereby incorporated by reference to such Report.

(12)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on December 21, 2006, and hereby incorporated by reference to such Report.

(13)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 11, 2008, and hereby incorporated by reference to such Report.

(14)	Previously filed as an exhibit to the Company’s Schedule TO — T/A, filed with the SEC on May 18, 2007, and hereby incorporated by reference to such schedule.

(15)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.

(16)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and hereby incorporated by reference to such Report.

(17)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on January 27, 2010, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION

By:	/s/ Vincent Lok Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
Dated: April 13, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
TEEKAY CORPORATION
We have audited the accompanying consolidated balance sheets of Teekay Corporation and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), changes in total equity, cash flows and comprehensive income (loss) for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Corporation and subsidiaries as at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 13, 2011 expressed an unqualified opinion thereon.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
April 13, 2011	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
TEEKAY CORPORATION
We have audited Teekay Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Teekay Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on the COSO criteria.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of Teekay Corporation and subsidiaries, and our report dated April 13, 2011 expressed an unqualified opinion thereon.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
April 13, 2011	Chartered Accountants

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share amounts)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

REVENUES	2,068,878	2,172,049	3,229,443

OPERATING EXPENSES
Voyage expenses	245,097	294,091	758,388
Vessel operating expenses (note 15)	630,547	615,764	659,248
Time-charter hire expense	259,117	429,321	612,089
Depreciation and amortization	440,705	437,176	418,802
General and administrative (note 15)	193,743	198,836	221,270
Loss (gain) on sale of vessels and equipment — net of write-downs of intangible assets and vessels and equipment (notes 6 and 18)	49,150	12,629	(50,267)
Goodwill impairment charge (note 6)	—	—	334,165
Restructuring charges (note 20)	16,396	14,444	15,629

Total operating expenses	1,834,755	2,002,261	2,969,324

Income from vessel operations	234,123	169,788	260,119

OTHER ITEMS
Interest expense	(136,107)	(141,448)	(290,933)
Interest income	12,999	19,999	97,111
Realized and unrealized (loss) gain on non-designated derivative instruments (note 15)	(299,598)	140,046	(567,074)
Equity (loss) income from joint ventures (note 23)	(11,257)	52,242	(36,085)
Foreign exchange gain (loss) (notes 8 and 15)	31,983	(20,922)	24,727
(Loss) gain on notes repurchase (note 8)	(12,645)	(566)	3,010
Other income (loss) (note 14)	7,527	13,527	(6,945)

Net (loss) income before income taxes	(172,975)	232,666	(516,070)
Income tax recovery (expense) (note 21)	6,340	(22,889)	56,176

Net (loss) income	(166,635)	209,777	(459,894)
Less: Net income attributable to non-controlling interests	(100,652)	(81,365)	(9,561)

Net (loss) income attributable to stockholders of Teekay Corporation	(267,287)	128,412	(469,455)

Per common share of Teekay Corporation (note 19)
• Basic (loss) earnings attributable to stockholders of Teekay Corporation	(3.67)	1.77	(6.48)
• Diluted (loss) earnings attributable to stockholders of Teekay Corporation	(3.67)	1.76	(6.48)
• Cash dividends declared	1.2650	1.2650	1.1413
Weighted average number of common shares outstanding (note 19)
• Basic	72,862,617	72,549,361	72,493,429
• Diluted	72,862,617	73,058,831	72,493,429
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2010	2009
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	779,748	422,510
Restricted cash (note 10)	86,559	36,068
Accounts receivable, including non-trade of $35,960 (2009 — $19,521) and related party balance $nil (2009 — $2,672)	244,879	234,676
Vessels held for sale (notes 11 and 18)	—	10,250
Net investment in direct financing leases (note 9)	26,791	27,210
Prepaid expenses	94,282	96,549
Current portion of derivative assets (note 15)	27,215	29,996
Other assets	2,616	2,701

Total current assets	1,262,090	859,960

Restricted cash — non-current (note 10)	489,712	579,243

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,997,411 (2009 — $1,673,380)	5,692,812	5,793,864
Vessels under capital leases, at cost, less accumulated amortization of $172,113 (2009 — 138,569) (note 10)	880,576	903,521
Advances on newbuilding contracts (note 16a)	197,987	138,212

Total vessels and equipment	6,771,375	6,835,597

Net investment in direct financing leases — non-current (note 9)	460,725	485,202
Marketable securities	21,380	18,904
Loans to joint ventures and joint venture partners, bearing interest between 4.4% to 8.0%	32,750	26,416
Derivative assets (note 15)	55,983	18,119
Deferred income tax asset (note 21)	17,001	6,516
Investment in joint ventures (notes 16b and 23)	207,633	139,790
Investment in term loans (note 4)	116,014	—
Other non-current assets	117,351	130,624
Intangible assets — net (note 6)	155,893	213,870
Goodwill (note 6)	203,191	203,191

Total assets	9,911,098	9,517,432

LIABILITIES AND EQUITY
Current
Accounts payable	44,990	57,242
Accrued liabilities (note 7)	377,119	308,122
Current portion of derivative liabilities (note 15)	144,111	143,770
Current portion of long-term debt (note 8)	276,508	231,209
Current obligation under capital leases (note 10)	267,382	41,016
Current portion of in-process revenue contracts (note 6)	43,469	56,758
Loans from joint venture partners	59	1,294

Total current liabilities	1,153,638	839,411

Long-term debt, including amounts due to joint venture partners of $13,282 (2009 — $16,410) (note 8)	4,155,556	4,187,962
Long-term obligation under capital leases (note 10)	470,752	743,254
Derivative liabilities (note 15)	387,124	215,709
Deferred income tax liability (note 21)	—	11,628
Asset retirement obligation	23,018	22,092
In-process revenue contracts (note 6)	152,637	187,602
Other long-term liabilities (note 21)	194,640	214,104

Total liabilities	6,537,365	6,421,762

Commitments and contingencies (notes 9, 10, 15 and 16)

Redeemable non-controlling interest (note 16d)	41,725	—

Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,012,843 shares outstanding (2009 — 72,694,345); 73,749,793 shares issued (2009 —73,193,545)) (note 12)	672,684	656,193
Retained earnings	1,313,934	1,585,431
Non-controlling interest	1,353,561	855,580
Accumulated other comprehensive loss (note 1)	(8,171)	(1,534)

Total equity	3,332,008	3,095,670

Total liabilities and equity	9,911,098	9,517,432

The accompanying notes are an integral part of the consolidated financial statements

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(166,635)	209,777	(459,894)
Non-cash items:
Depreciation and amortization	440,705	437,176	418,802
Amortization of in-process revenue contracts	(48,254)	(75,977)	(74,425)
Gain on sale of marketable securities	(1,805)	—	(4,576)
Gain on sale of vessels and equipment	(2,012)	(27,683)	(100,392)
Write-down of marketable securities	—	—	20,157
Write-down for impairment of goodwill	—	—	334,165
Write-down of intangible assets and other	31,730	16,105	9,748
Write-down of vessels and equipment	19,432	24,221	40,377
Loss on repurchase of notes	12,645	566	1,310
Equity loss (income), net of dividends received	11,257	(49,299)	30,352
Income tax (recovery) expense	(6,340)	22,889	(56,176)
Employee stock option compensation	15,264	11,255	14,117
Unrealized foreign exchange (gain) loss	(21,427)	16,605	(54,797)
Unrealized loss (gain) on derivative instruments	140,187	(293,174)	530,283
Other	(929)	5,140	4,917
Change in operating assets and liabilities (note 17a)	45,415	148,655	(28,816)
Expenditures for drydocking	(57,483)	(78,005)	(101,511)

Net operating cash flow	411,750	368,251	523,641

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt (note 8)	1,769,742	1,194,037	2,208,715
Debt issuance costs	(14,471)	(11,745)	(8,425)
Scheduled repayments of long-term debt	(210,025)	(156,315)	(328,570)
Prepayments of long-term debt	(1,536,587)	(1,583,852)	(1,306,309)
Repayments of capital lease obligations	(38,958)	(37,248)	(33,176)
Proceeds from loans from joint venture partner	1,182	649	26,338
Repayment of loans from joint venture partner	(1,235)	(24,140)	(4,104)
Decrease in restricted cash (note 10)	30,291	38,953	23,955
Net proceeds from issuance of Teekay LNG Partners L.P. units (note 5)	50,000	158,996	148,345
Net proceeds from issuance of Teekay Offshore Partners L.P. units (note 5)	392,944	102,009	141,484
Net proceeds from issuance of Teekay Tankers Ltd. shares (note 5)	202,698	65,556	—
Issuance of Common Stock upon exercise of stock options	5,735	2,007	4,224
Repurchase of Common Stock	(40,111)	—	(20,512)
Distribution from subsidiaries to non-controlling interests	(159,808)	(109,942)	(91,794)
Cash dividends paid	(92,695)	(91,747)	(82,877)
Other financing activities	—	—	(1,210)

Net financing cash flow	358,702	(452,782)	676,084

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(343,091)	(495,214)	(716,765)
Proceeds from sale of vessels and equipment	70,958	219,834	331,611
Purchase of marketable securities	—	—	(542)
Proceeds from sale of marketable securities	565	—	11,058
Proceeds from sale of interest in Swift Product Tanker Pool (note 18a)	—	—	44,377
Acquisition of additional 35.3% of Teekay Petrojarl ASA (note 3)	—	—	(304,949)
Investment in term loans (note 4)	(115,575)	—	—
Investment in joint ventures (note 23)	(45,480)	(7,426)	(1,204)
Advances to joint ventures and joint venture partners	(5,447)	(1,369)	(229,940)
Investment in direct financing lease assets	(886)	(25,526)	(535)
Direct financing lease payments received	25,782	1,084	22,203
Other investing activities	(40)	1,493	16,453

Net investing cash flow	(413,214)	(307,124)	(828,233)

Increase (decrease) in cash and cash equivalents	357,238	(391,655)	371,492
Cash and cash equivalents, beginning of the year	422,510	814,165	442,673

Cash and cash equivalents, end of the year	779,748	422,510	814,165

Supplemental cash flow information (note 17)
The accompanying notes are an integral part of the consolidated financial statements

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars)

	TOTAL EQUITY
	Thousands	Common		Accumulated
	of Shares	Stock and		Other
	of Common	Additional		Comprehensive	Non-
	Stock	Paid-in	Retained	Income	controlling
	Outstanding	Capital	Earnings	(Loss)	Interest	Total
	#	$	$	$	$	$

Balance as at December 31, 2007	72,772	628,786	2,022,601	4,567	544,339	3,200,293

Net (loss) income			(469,455)		9,561	(459,894)
Other comprehensive income (loss):
Unrealized loss on marketable securities				(21,449)		(21,449)
Pension adjustments, net of taxes (notes 1 and 22)				(17,060)	(1,058)	(18,118)
Unrealized net loss on qualifying cash flow hedging instruments (note 15)				(86,333)	(9,077)	(95,410)
Reclassification adjustment for loss on marketable securities				14,123		14,123
Realized net loss on qualifying cash flow hedging instruments (note 15)				24,091	424	24,515

Comprehensive loss					(150)	(556,233)

Dividends declared			(82,889)		(91,794)	(174,683)
Reinvested dividends	1	12				12
Exercise of stock options	179	4,224				4,224
Issuance of Common Stock	59	1,252				1,252
Repurchase of Common Stock (note 12)	(499)	(4,228)	(16,284)			(20,512)
Employee stock option compensation (note 12)		12,865				12,865
Petrojarl acquisition and other					(99,047)	(99,047)
Dilution gains on public offerings of Teekay Offshore and Teekay LNG (note 5)			53,644			53,644
Addition of non-controlling interest from unit and share issuances and other issuances of subsidiaries and other					230,590	230,590

Balance as at December 31, 2008	72,512	642,911	1,507,617	(82,061)	583,938	2,652,405

Net income			128,412		81,365	209,777
Other comprehensive income (loss):
Unrealized gain on marketable securities				5,837		5,837
Pension adjustments, net of taxes (notes 1 and 22)				13,044		13,044
Unrealized net gain on qualifying cash flow hedging instruments (note 15)				39,279	6,715	45,994
Realized net loss on qualifying cash flow hedging instruments (note 15)				22,367	2,280	24,647

Comprehensive income					90,360	299,299

Dividends declared			(91,767)		(109,942)	(201,709)
Reinvested dividends	2	20				20
Exercise of stock options	180	2,007				2,007
Employee stock option compensation (note 12)		11,255				11,255
Dilution gains on public offerings of Teekay LNG, Teekay Offshore and Teekay Tankers (note 5)			41,169			41,169
Addition of non-controlling interest from unit and share issuances of subsidiaries and other					291,224	291,224

Balance as at December 31, 2009	72,694	656,193	1,585,431	(1,534)	855,580	3,095,670

Net (loss) income			(267,287)		99,854	(167,433)
Other comprehensive income (loss):
Unrealized gain on marketable securities				2,333		2,333
Realized gain on marketable securities				(1,097)		(1,097)
Pension adjustments, net of taxes (notes 1 and 22)				(7,245)		(7,245)
Unrealized net loss on qualifying cash flow hedging instruments (note 15)				(2,639)	(920)	(3,559)
Realized net loss on qualifying cash flow hedging instruments (note 15)				2,011	1,029	3,040

Comprehensive income (loss)					99,963	(173,961)

Dividends declared			(92,736)		(159,808)	(252,544)
Reinvested dividends	2	41				41
Exercise of stock options and other	555	5,735				5,735
Repurchase of Common Stock (note 12)	(1,238)	(10,610)	(29,501)			(40,111)
Employee stock option compensation and other (note 12)		21,325				21,325
Dilution gains on public offerings of Teekay Offshore and Teekay Tankers and unit issuances of Teekay LNG (note 5)			123,203			123,203
Dilution loss on initiation of majority owned subsidiary (note 16d)			(5,176)		(2,256)	(7,432)
Addition of non-controlling interest from share and unit issuances of subsidiaries and other					560,082	560,082

Balance as at December 31, 2010	72,013	672,684	1,313,934	(8,171)	1,353,561	3,332,008

The accompanying notes are an integral part of the consolidated financial statements

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Net (loss) income	(166,635)	209,777	(459,894)

Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities	2,333	5,837	(21,449)
Realized gain on marketable securities	(1,097)	—	—
Reclassification adjustment for loss on marketable securities	—	—	14,123
Pension adjustments, net of taxes	(7,245)	13,044	(18,118)
Unrealized (loss) gain on qualifying cash flow hedging instruments	(3,559)	45,994	(95,410)
Realized net loss on qualifying cash flow hedging instruments	3,040	24,647	24,515

Other comprehensive income (loss)	(6,528)	89,522	(96,339)

Comprehensive (loss) income	(173,163)	299,299	(556,233)
Less: Comprehensive loss (income) attributable to non-controlling interests	(100,761)	(90,360)	150

Comprehensive (loss) income attributable to stockholders of Teekay Corporation	(273,924)	208,939	(556,083)

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
Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period, primarily relating to the reclassification at December 31, 2009 of unrecognized tax benefits of $40.9 million from accrued liabilities to other long-term liabilities and the reclassification of vessel inventory of $5.8 million from other current assets to prepaid expenses in the consolidated balance sheets. Also the reclassification of certain crew training expenses of $13.6 million and $19.3 million, respectively, for the years ended December 31, 2009 and 2008 from general and administrative expenses to vessel operating expenses in the consolidated statements of income (loss).
Reporting currency
The consolidated financial statements are stated in U.S. Dollars. The functional currency of the Company is U.S. Dollars because the Company operates in the international shipping market, which typically utilizes the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income (loss).
Operating revenues and expenses
The Company recognizes revenues from time-charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is offhire. When the time-charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenue only after meeting the profit sharing or other contingent threshold. All revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Revenues from floating production storage and offtake (or FPSO) service contracts are recognized as service is performed. Certain of the Company’s FPSO units receive incentive-based revenue, which is recognized when earned by fulfillment of the applicable performance criteria. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.
Revenues and voyage expenses of the Company’s vessels operating in pool arrangements with unrelated parties are pooled with the revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on the time-charter-equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in accounts receivable.
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
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at December 31, 2010, 2009, and 2008.

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
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for crude oil tankers, 25 to 30 years for FPSO units and 35 years for liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years or 35 years, respectively. Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases. Depreciation of vessels and equipment, excluding amortization of drydocking expenditures, for the years ended December 31, 2010, 2009 and 2008 aggregated $355.5 million, $362.3 million and $340.7 million, respectively, of which $33.5 million, $31.6 million and $31.6 million relate to amortization of vessels accounted for as capital leases.
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
Interest costs capitalized to vessels and equipment for the years ended December 31, 2010, 2009, and 2008, aggregated $14.0 million, $14.0 million and $32.5 million, respectively.
Generally, the Company drydocks each vessel every two and a half to five years. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis over its estimated useful life, which typically is from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company includes in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during drydocking, and for annual class survey costs on the Company’s FPSO units. Amortization of drydocking expenditures for the years ended December 31, 2010, 2009 and 2008, aggregated $86.1 million, $62.0 million and $42.4 million, respectively.
Drydocking activity for the three years ended December 31, 2010, 2009, and 2008, is summarized as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Balance at beginning of the year	172,053	154,613	98,925
Costs incurred for drydocking	57,156	79,482	98,092
Drydocking amortization	(86,106)	(62,042)	(42,404)

Balance at end of the year	143,103	172,053	154,613

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining term of the capital lease. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of sale and lease-back is less than its book value. In such case, the Company would recognize a loss in the amount by which book value exceeds fair value.
Direct financing leases and other loan receivables
The Company employs two vessels on long-term time charters, a floating storage and offtake (or FSO) unit, and assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products, all of which are accounted for as direct financing leases. The lease payments received by the Company under these lease arrangements are allocated between the net investments in the leases and revenues or other income using the effective interest method so as to produce a constant periodic rate of return over the lease terms.
The Company’s investments in loan receivables are recorded at cost. The premium paid over the outstanding principal amount, if any, is amortized to interest income over the term of the loan using the effective interest rate method. The Company analyzes its loans for impairment during each reporting period. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining that a loan is impaired include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor, and any information provided by the debtor regarding its ability to repay the loan. When a loan is impaired, the Company measures the amount of the impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting impairment in the consolidated statement of income (loss).
The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			December 31, 2010
Class of Financing Receivable	Credit Quality Indicator	Grade	$
Direct financing leases	Payment activity	Performing	487,516
Other loan receivables
Investment in term loans and interest receivable	Collateral	Performing	117,825
Loans to joint ventures — current and long-term	Other internal metrics	Performing	33,932
Long-term receivable included in other assets	Payment activity	Performing	410

			639,683

Investment in joint ventures
The Company’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered an other than temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated statement of income (loss).
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
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and whether the contract qualifies for hedge accounting. The Company generally does not apply hedge accounting to its derivative instruments, except for certain foreign exchange currency contracts (See Note 15).
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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income (loss) in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the consolidated statement of income (loss). The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings item in the consolidated statement of income (loss). If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item (e.g. general and administrative expense) item in the consolidated statement of income (loss). If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the consolidated statement of income (loss).
For derivative financial instruments that are not designated or that do not qualify as hedges under FASB ASC 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt, capital lease obligations, restricted cash deposits, non-designated bunker fuel swap contracts and forward freight agreements, and non-designated foreign exchange currency forward contracts are recorded in realized and unrealized gain (loss) on non-designated derivative instruments. Gains and losses from the Company’s hedge accounted foreign currency forward contracts are recorded primarily in vessel operating expenses and general and administrative expense. Gains and losses from the Company’s non-designated cross currency swap are recorded in foreign currency exchange (loss) gain in the consolidated statements of income (loss).
Goodwill and intangible assets
Goodwill and indefinite-lived intangible assets are not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Intangible assets with finite lives are amortized over their useful lives. Intangible assets with finite lives are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.
The Company’s intangible assets consist primarily of acquired time-charter contracts, contracts of affreightment, vessel purchase options, and a Suezmax tanker pool agreement. The value ascribed to the time-charter contracts and contracts of affreightment are being amortized over the life of the associated contract, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts. The value ascribed to the Suezmax tanker pool agreement is being amortized on a straight-line basis over the expected term of the agreement.
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
The Company records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related equipment. Each period, the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability. As at December 31, 2010, the ARO and associated receivable which is recorded in other non-current assets from third parties were $23.0 million and $6.8 million, respectively (2009 — $22.1 million and $6.5 million, respectively).
Repurchase of common stock
The Company accounts for repurchases of common stock by decreasing common stock by the par value of the stock repurchased. In addition, the excess of the repurchase price over the par value is allocated between additional paid in capital and retained earnings. The amount allocated to additional paid in capital is the pro-rata share of the capital paid in and the balance is allocated to retained earnings.
Issuance of shares or units by subsidiaries
The Company accounts for dilution gains or losses from the issuance of shares or units by its subsidiaries as an adjustment to retained earnings.
Share-based compensation
The Company grants stock options, restricted stock units, performance share units and restricted stock awards as incentive-based compensation to certain employees and directors. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award. Compensation cost for awards with performance conditions is recognized when it is probable that the performance condition will be achieved. The compensation cost of the Company’s stock-based compensation awards are substantially reflected in general and administrative expense.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
In 2005, the Company adopted the Vision Incentive Plan (or the VIP) to reward exceptional corporate performance and shareholder returns. This plan was designed to result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010; and (b) market value added from 2001 to 2010. In 2008, an interim distribution was made to certain participants with a value of $13.3 million, paid in March 2008 in restricted stock units, with vesting of the interim distribution in three equal amounts on November 2008, November 2009 and November 2010. In September 2009, 187,400 restricted stock units, with a two-year bullet vesting, were granted as the June 2009 New Participants Reserve Pool allocation under the VIP. The Plan terminated on December 31, 2010 and no final award was granted to participants. During the year ended December 31, 2010, the Company recorded an expense (recovery) from the VIP of $2.4 million ($0.6 million — 2009 and $(23.6) million — 2008), which is included in general and administrative expense. As at December 31, 2010 and 2009, there was no VIP liability.
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
Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on GAAP guidance. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.
The Company believes that it and its subsidiaries are not subject to taxation under the laws of the Republic of The Marshall Islands or Bermuda, or that distributions by its subsidiaries to the Company will be subject to any taxes under the laws of such countries, and that it qualifies for the Section 883 exemption under U.S. federal income tax purposes.
Accumulated other comprehensive (loss) income
As at December 31, 2010, 2009, and 2008, the Company’s accumulated other comprehensive (loss) income consisted of the following components:

	December 31, 2010	December 31, 2009	December 31, 2008
	$	$	$
Unrealized gain (loss) on derivative instruments	2,307	2,923	(58,723)
Pension adjustments, net of tax recoveries of $728 (2009 — $925, 2008 — $3,585)	(17,551)	(10,294)	(23,338)
Unrealized gain on available for sale marketable securities	7,073	5,837	—

	(8,171)	(1,534)	(82,061)

Employee pension plans
The Company has several defined contribution pension plans covering the majority of its employees. Pension costs associated with the Company’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. The Company also has a number of defined benefit pension plans covering certain of its employees. The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The overfunded or underfunded status of the defined benefit pension plans are recognized as assets or liabilities in the consolidated balance sheet. The Company recognizes as a component of other comprehensive income (loss) the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs.
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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Adoption of new accounting pronouncements
In January 2010, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidations that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.
In July 2010, the FASB issued an amendment to FASB ASC 310, Receivables, that requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. The Company adopted this amendment and such disclosure is included in Note 1.
2.	Segment Reporting
The Company is primarily engaged in the international marine transportation of crude oil and clean petroleum products through the operation of its tankers, and of LNG and LPG through the operation of its tankers and LNG and LPG carriers, and in the offshore processing and storage of crude oil. The Company’s revenues are earned in international markets.
The Company has five operating segments and four reportable segments: its shuttle tanker and FSO segment (or Teekay Navion Shuttle Tankers and Offshore), its floating production, storage and offloading (or FPSO) segment (or Teekay Petrojarl), its liquefied gas segment (or Teekay Gas Services) and its conventional tanker segment (or Teekay Tanker Services). The Company’s shuttle tanker and FSO segment consists of shuttle tankers and FSO units. The Company’s FPSO segment consists of FPSO units and other vessels used to service its FPSO contracts. The Company’s liquefied gas segment consists of LNG and LPG carriers. The Company’s conventional tanker segment consists of conventional crude oil and product tankers that: are subject to long-term, fixed-rate time-charter contracts, which have an original term of one year or more; operate in the spot tanker market; or are subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts, which have an original term of less than one year. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments is the same as those used in the preparation of the Company’s consolidated financial statements.
The following tables present results for these segments for the years ended December 31, 2010, 2009 and 2008.

	Shuttle
	Tanker and		Liquefied	Conventional
	FSO	FPSO	Gas	Tanker
Year ended December 31, 2010	Segment	Segment	Segment	Segment	Total

Revenues (1)	622,195	463,931	248,378	734,374	2,068,878
Voyage expenses	111,003	—	29	134,065	245,097
Vessel operating expenses	182,614	209,283	46,497	192,153	630,547
Time-charter hire expense	89,768	—	—	169,349	259,117
Depreciation and amortization	127,438	95,784	62,904	154,579	440,705
General and administrative (2)	51,281	42,714	20,147	79,601	193,743
Loss (gain) on sale of vessels and equipment, net of write-downs of intangible assets and vessels and equipment	19,480	—	(4,340)	34,010	49,150
Restructuring charges	704	—	394	15,298	16,396

Income (loss) from vessel operations	39,907	116,150	122,747	(44,681)	234,123

Segment assets	1,811,186	1,185,017	2,869,713	2,691,407	8,557,323

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

	Shuttle
	Tanker and		Liquefied	Convetional
	FSO	FPSO	Gas	Tanker
Year ended December 31, 2009	Segment	Segment	Segment	Segment	Total

Revenues	583,320	390,576	246,472	951,681	2,172,049
Voyage expenses	86,499	—	1,018	206,574	294,091
Vessel operating expenses	173,463	200,856	50,704	190,741	615,764
Time charter hire expense	113,786	—	—	315,535	429,321
Depreciation and amortization	122,630	102,316	59,868	152,362	437,176
General and administrative (2)	50,923	34,276	20,007	93,630	198,836
Loss on sale of vessels and equipment, net of write-downs of intangible assets and vessels and equipment	1,902	—	—	10,727	12,629
Restructuring charges	7,032	—	4,177	3,235	14,444

Income (loss) from vessel operations	27,085	53,128	110,698	(21,123)	169,788

Segment assets	1,670,921	1,227,438	2,862,534	2,879,422	8,640,315

	Shuttle
	Tanker and		Liquefied	Conventional
	FSO	FPSO	Gas	Tanker
Year ended December 31, 2008	Segment	Segment	Segment	Segment	Total

Revenues	705,461	383,752	221,930	1,918,300	3,229,443
Voyage expenses	171,599	—	1,009	585,780	758,388
Vessel operating expenses	177,925	220,475	50,100	210,748	659,248
Time charter hire expense	134,100	—	—	477,989	612,089
Depreciation and amortization	117,198	91,734	58,371	151,499	418,802
General and administrative (2)	51,973	47,441	21,157	100,699	221,270
Goodwill impairment charge	—	334,165	—	—	334,165
(Gain) loss on sale of vessels and equipment, net of write-downs of vessels and equipment	(3,771)	12,019	—	(58,515)	(50,267)
Restructuring charges	10,645	—	634	4,350	15,629

Income (loss) from vessel operations	45,792	(322,082)	90,659	445,750	260,119

Segment assets	1,722,432	1,334,642	2,919,194	2,887,129	8,863,397

(1)	FPSO segment includes $59.2 million in revenue for the year ended December 31, 2010, related to operations in previous years as a result of executing a contract amendment in March 2010.

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to amounts presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2010	December 31, 2009
	$	$
Total assets of all segments	8,557,323	8,640,315
Cash	779,748	422,510
Accounts receivable and other assets	574,027	454,607

Consolidated total assets	9,911,098	9,517,432

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Company’s consolidated revenues during the periods presented.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(U.S. dollars in millions)	2010	2009	2008
Statoil ASA (1) (3)	$330.4 or 16%	$346.6 or 16%	$508.8 or 16%
Petroleo Brasileiro SA (1) (3)	$226.0 or 11%	$217.9 or 10%	$225.7(4)
BP PLC (2)(3)	$222.2 or 11%	$152.0(4)	$149.7(4)

(1)	Shuttle tanker and FSO, FPSO and conventional tanker segments

(2)	Shuttle tanker and FSO, FPSO, liquefied gas and conventional tanker segments

(3)	Statoil ASA, Petroleo Brasileiro SA and BP PLC are international oil companies

(4)	Less than 10%
3.	Acquisition of Additional 35.3% of Teekay Petrojarl ASA
As of October 1, 2006, the Company acquired a 64.7% interest in Petrojarl ASA (subsequently renamed Teekay Petrojarl AS, or Teekay Petrojarl). In June and July 2008, the Company acquired the remaining 35.3% interest (26.5 million common shares) in Teekay Petrojarl for a total purchase price of $304.9 million. This remaining interest was paid in cash. As a result of these transactions, the Company owns 100% of Teekay Petrojarl. The acquisition of the remaining 35.3% interest has been accounted for using the purchase method of accounting, based upon estimates of fair value. As of the date of the acquisition of the non-controlling interest in Teekay Petrojarl, the historical cost basis of the non-controlling interest was reduced to the extent of the percentage interest sold and the assets and liabilities of Teekay Petrojarl were adjusted to fair value, for the share Teekay Petrojarl acquired. The difference between these adjustments and the purchase price was allocated to goodwill.
The following table summarizes the changes to the carrying values of Teekay Petrojarl as a result of the acquisition of the remaining 35.3% of Teekay Petrojarl:

At June 30,
2008
$
ASSETS
Vessels and equipment	211,021
Other assets — long-term	(3,575)
Intangible assets subject to amortization	353
Goodwill (FPSO segment)	105,842

Total assets	313,641

LIABILITIES
In-process revenue contracts	(108,138)
Other long-term liabilities	(2,859)

Total liabilities	(110,997)

Non-controlling interest	102,305

Purchase price	304,949

4.	Investment in Term Loans
On July 16, 2010, the Company’s subsidiary Teekay Tankers Ltd. (or Teekay Tankers) acquired two term loans with a total principal amount outstanding of $115.0 million for a total cost of $115.6 million (the Loans). The Loans bear interest at an annual interest rate of 9% per annum and includes a repayment premium feature which provides a total investment yield of approximately 10% per annum. As at December 31, 2010 and 2009, $1.8 million and $nil, respectively, were recorded as accounts receivable from the investment in these term loans. The 9% interest income is received in quarterly installments and the Loans and repayment premium are payable in full at maturity in July 2013 where the repayment premium of 3% is calculated on the Loan outstanding at the time of maturity. As at December 31, 2010 and 2009, the repayment premium included in the principal balance was $0.5 million and $nil, respectively. The interest income is included in revenues in the consolidated statements of income (loss). The Loans are collateralized by first-priority mortgages on two 2010-built Very Large Crude Carriers (or VLCCs) owned by a ship-owner based in Asia, together with other related collateral. The Loans may be repaid prior to maturity, at the option of the borrower.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
5.	Equity Offerings by Subsidiaries
In March 2010, Teekay’s subsidiary, Teekay Offshore Partners L.P. (or Teekay Offshore), completed a public offering of 5.1 million common units (including 660,000 units issued upon the exercise of the underwriter’s overallotment option) at a price of $19.48 per unit, for total gross proceeds of $100.6 million (including the general partner’s $2.0 million proportionate capital contribution). In August 2010, Teekay Offshore completed a public offering of 6.0 million common units (including 787,500 common units issued upon the exercise of the underwriter’s overallotment option) at a price of $22.15 per unit, for total gross proceeds of $136.5 million (including the general partner’s $2.7 million proportionate capital contribution). In December 2010, Teekay Offshore completed a public offering of 6.4 million common units (including 840,000 common units issued upon the exercise of the underwriter’s overallotment option) at a price of $27.84 per unit, for gross proceeds of $182.9 million (including the general partner’s $3.7 million proportionate capital contribution). As a result of the three offerings, Teekay’s ownership of Teekay Offshore was reduced to 28.3% (including the Company’s 2% general partner interest) as of December 31, 2010. Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and continues to consolidate this subsidiary.
In April 2010, Teekay Tankers completed a public offering of 8.8 million common shares of its Class A Common Stock (including 1,079,000 commons shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.25 per share, for gross proceeds of $107.5 million. Teekay Tankers concurrently issued to Teekay 2.6 million unregistered shares of Class A Common Stock at the April 2010 offering price as partial consideration for vessel acquisitions. In October 2010, Teekay Tankers completed a public offering of approximately 8.6 million common shares of its Class A Common Stock (including 395,000 common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.15 per share, for gross proceeds of approximately $104.4 million. As a result of the two offerings and the issuance of unregistered shares to Teekay, the Company’s ownership of Teekay Tankers was reduced to 31.0% as of December 31, 2010. Teekay maintains voting control of Teekay Tankers through its ownership of shares of Teekay Tankers’ Class A and Class B common stock and continues to consolidate this subsidiary. See Note 25(b) to these consolidated financial statements for information relating to an equity offering by Teekay Tankers in February 2011.
In July 2010, Teekay’s subsidiary, Teekay LNG Partners L.P. (or Teekay LNG), completed a direct equity placement of 1.7 million common units at a price of $29.18 per unit, for gross proceeds (including the general partner’s $1.0 proportionate capital contribution) of approximately $51 million. In November 2010, Teekay LNG issued to Exmar NV 1.1 million common units at a price of $35.44 per unit, for gross proceeds of $37.3 million (including the general partner’s $0.7 proportionate capital contribution). As a result, Teekay’s ownership of Teekay LNG was reduced to 46.8% (including the Company’s 2% general partner interest) as of December 31, 2010. Teekay maintains control of Teekay LNG by virtue of its control of the general partner and continues to consolidate this subsidiary. See Note 25(e) to these consolidated financial statements for information relating to an equity offering by Teekay LNG in April 2011.
As a result of the 2010 offerings, direct equity placement, and unit issuance to Exmar NV, the Company recorded increases to retained earnings of $84.9 million, $20.6 million, and $17.7 million, respectively, which represents Teekay’s dilution gains from the issuance of units and shares in Teekay Offshore, Teekay LNG and Teekay Tankers, during the year ended December 31, 2010.
In August 2009, Teekay Offshore completed a public offering of 7.5 million common units (including 975,000 units issued upon the exercise in full of the underwriter’s overallotment option) at a price of $14.32 per unit. In June 2009, Teekay Tankers completed a public offering of 7.0 million shares of its Class A Common Stock at a price of $9.80 per share. In March 2009, Teekay LNG completed a public offering of 4.0 million common units at a price of $17.60 per unit. In November 2009, Teekay LNG completed a public offering of 4.0 million common units (including 450,650 units issued upon the exercise of the underwriter’s overallotment option) at a price of $24.40 per unit. As a result of the 2009 offerings, Teekay recorded increases to retained earnings of $26.9, $12.6 million, and $1.7 million, respectively, which represents the Teekay’s dilution gains from the issuance of units and shares in Teekay Offshore, Teekay LNG and Teekay Tankers during the year ended December 31, 2009.
In April 2008, Teekay LNG completed a public offering of 5.4 million common units (including 375,000 units issued upon the exercise of the underwriter’s overallotment option) at a price of $28.75 per unit. Concurrent with this public offering, Teekay acquired 1.74 million common units of Teekay LNG at the same public offering price for a total cost of $50.0 million. In June 2008, Teekay Offshore completed a public offering of 10.3 million common units at a price of $20.00 per unit. In July 2008, the underwriters exercised their over-allotment option and purchased 375,000 common units. As a result of the 2008 offerings, Teekay recorded increases to retained earnings of $23.8 million and $29.8 million, respectively, which represents the Teekay’s dilution gains from the issuance of units in Teekay LNG and Teekay Offshore, respectively, during the year ended December 31, 2008.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The proceeds received from the public offerings and a direct equity placement are summarized as follows:

	Teekay	Teekay	Teekay	Teekay	Teekay	Teekay	Teekay	Teekay
	Offshore	Tankers	LNG Direct	Offshore	Tankers	LNG	LNG	Offshore
	Follow-on	Follow-on	Equity	Follow-on	Follow-on	Follow-on	Follow-on	Follow-on
	Offerings	Offerings	Placement	Offering	Offering	Offerings	Offering	Offering
	2010	2010	2010	2009	2009	2009	2008	2008
	$	$	$	$	$	$	$	$
Total proceeds received	419,989	211,977	51,020	107,042	68,600	170,237	208,705	212,500
Less Teekay Corporation portion	(8,400)	—	(1,020)	(2,291)	—	(3,436)	(54,174)	(64,824)
Offering expenses	(18,645)	(9,279)	—	(2,742)	(3,044)	(7,805)	(6,186)	(6,192)

Net proceeds received	392,944	202,698	50,000	102,009	65,556	158,996	148,345	141,484

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
Teekay Tankers is a Marshall Islands corporation formed by the Company to provide international marine transportation of crude oil. The Company owns 31% of the capital stock of Teekay Tankers, including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. Teekay Tankers initially owned a fleet of nine double-hull Aframax-class oil tankers, which it acquired from the Company with net proceeds of its initial public offering and which a wholly owned subsidiary of the Company manages under a mix of spot-market trading and short- or medium-term fixed-rate time-charter contracts. In addition, the Company had offered to Teekay Tankers the opportunity to purchase up to four of its existing Suezmax-class oil tankers, of which all four were sold to Teekay Tankers between April 2008 and October 2010.
Teekay Offshore is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the offshore oil marine transportation, production, processing and storage sectors. As of December 31, 2010, Teekay Offshore owned 51% of Teekay Offshore Operating L.P. (or OPCO), including an additional 25% limited partner interest it acquired from Teekay with net proceeds of its 2008 public offering and its 0.01% general partner interest. OPCO owns and operates a fleet of 33 shuttle tankers (including six chartered-in vessels and five vessels owned by 50% owned joint ventures), four FSO vessels, nine conventional oil tankers, and two lightering vessels. Teekay Offshore also owns through wholly-owned subsidiaries two additional shuttle tankers (including one through a 50%-owned joint venture), two FSO units and two FPSO units. All of Teekay Offshore’s and OPCO’s vessels operate under long-term, fixed-rate contracts. As of December 31, 2010, Teekay directly owned the remaining 49% of OPCO and 28.3% of Teekay Offshore, including its 2% general partner interest. As a result, Teekay effectively owned 63.4% of OPCO. Teekay Offshore also has rights to participate in certain FPSO opportunities involving Teekay Petrojarl. See Note 25(d) to these consolidated financial statements for information relating to the Teekay’s sale in March 2011 of its remaining 49% interest in OPCO to Teekay Offshore for a combination of cash and Teekay Offshore common units.
Teekay LNG is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of LNG and LPG carriers and Suezmax tankers. As of December 31, 2010, Teekay owned a 46.8% interest in Teekay LNG, including common units and its 2% general partner interest.
6.	Goodwill, Intangible Assets and In-Process Revenue Contracts
Goodwill
The carrying amount of goodwill for the years ended December 31, 2009 and 2010, for the Company’s reportable segments are as follows:

	Shuttle Tanker			Conventional
	and FSO	FPSO	Liquefied Gas	Tanker
	Segment	Segment	Segment	Segment	Total
	$	$	$	$	$
Balance as of December 31, 2009 and 2010	130,908	—	35,631	36,652	203,191

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Intangible Assets
As at December 31, 2010, the Company’s intangible assets consisted of:

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(Years)	$	$	$
Customer contracts	13.7	347,085	(195,358)	151,727
Other intangible assets	4.5	11,430	(7,264)	4,166

	13.5	358,515	(202,622)	155,893

As at December 31, 2009, the Company’s intangible assets consisted of:

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(Years)	$	$	$
Customer contracts	14.0	355,472	(171,838)	183,634
Vessel purchase options	—	23,900	—	23,900
Other intangible assets	2.8	20,731	(14,395)	6,336

	12.6	400,103	(186,233)	213,870

During 2010, the Company recognized $31.7 million in write-downs of three vessel purchase options and certain in-charter customer contracts. The vessel purchase options and in-charter contracts either expired unexercised or were unlikely to be exercised by the Company. Aggregate amortization expense of intangible assets for the year ended December 31, 2010, was $26.2 million (2009 — $34.1 million, 2008 — $45.0 million), which is included in depreciation and amortization. Amortization of intangible assets for the five years following 2010 is expected to be $18.3 million (2011), $16.1 million (2012), $14.2 million (2013), $13.2 million (2014), $12.1 million (2015) and $82.0 million (thereafter).
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
The write-downs are included in loss (gain) on sale of vessels and equipment, net of write-downs of intangible assets and vessels and equipment, on the consolidated statements of income (loss) and within the Company’s conventional tanker segment.
In-Process Revenue Contracts
As part of the Company’s previous acquisitions of Petrojarl ASA (subsequently renamed Teekay Petrojarl AS, or Teekay Petrojarl) and 50% of OMI Corporation (or OMI), the Company assumed certain FPSO service contracts and time charter-out contracts with terms that were less favorable than the then prevailing market terms. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the estimated remaining terms of the contracts on a weighted basis based on the projected revenue to be earned under the contracts. During 2010, the Company increased the amortization term due to operating contract amendments for two FPSO units which resulted in a decrease in amortization of in-process revenue contracts during 2010 of $10.5 million.
Amortization of in-process revenue contracts for the year ended December 31, 2010 was $48.3 million (2009 — $71.5 million), which is included in revenues on the consolidated statements of income (loss). Amortization for the five years following 2010 is expected to be $43.5 million (2011), $41.1 million (2012), $37.7 million (2013), $26.3 million (2014), $5.9 million (2015) and $41.6 million (thereafter).
7.	Accrued Liabilities

	December 31, 2010	December 31, 2009
	$	$

Voyage and vessel expenses	179,553	148,007
Interest	70,760	51,920
Payroll and benefits and other	84,912	81,020
Deferred revenue	41,894	27,175

	377,119	308,122

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
8.	Long-Term Debt

	December 31, 2010	December 31, 2009
	$	$

Revolving Credit Facilities	1,697,237	1,975,360
Senior Notes (8.875%) due July 15, 2011	16,201	177,004
Senior Notes (8.5%) due January 15, 2020	446,559	—
Norwegian Kroner-denominated Bonds due November 2013	103,061	—
U.S. Dollar-denominated Term Loans due through 2021	1,782,423	1,837,980
Euro-denominated Term Loans due through 2023	373,301	412,417
U.S. Dollar-denominated Unsecured Demand Loan due to Joint Venture Partners	13,282	16,410

Total	4,432,064	4,419,171
Less current portion	276,508	231,209

Long-term portion	4,155,556	4,187,962

As of December 31, 2010, the Company had 15 long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $3.3 billion, of which $1.6 billion was undrawn. Interest payments are based on LIBOR plus margins; at December 31, 2010, the margins ranged between 0.45% and 3.25% (2009 — 0.45% and 3.25%). At December 31, 2010 and December 31, 2009, the three-month LIBOR was 0.30% and 0.25%, respectively. The total amount available under the Revolvers reduces by $243.4 million (2011), $353.3 million (2012), $760.2 million (2013), $789.1 million (2014), $226.4 million (2015) and $930.4 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 64 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.
In January 2010, the Company completed a public offering of senior unsecured notes due January 15, 2020 (or the 8.5% Notes) with a principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the senior unsecured notes. The 8.5% Notes and the 8.875% senior unsecured notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes and 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. During the year ended December 31, 2010, the Company repurchased a principal amount of $160.5 million (2009 — $17.4 million) of the 8.875% Notes, using a portion of the proceeds of the 8.5% Notes offering, and recognized a loss on repurchase of $12.6 million (2009 — $0.6 million loss, 2008 — $3.0 million gain).
The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest) discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date. In addition, at any time or from time to time prior to January 15, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 8.5% Notes issued under the indenture with the net cash proceeds of one or more qualified equity offerings at a redemption price equal to 108.5% of the principal amount of the 8.5% Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date, provided certain conditions are met. No such redemptions have been made as at December 31, 2010.
In November 2010, Teekay Offshore issued NOK 600 million in senior unsecured bonds that mature in November 2013 in the Norwegian bond market. Teekay Offshore capitalized issuance costs of $1.3 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized over the term of the senior unsecured bonds. Teekay Offshore’s obligations under the Bond Agreement are guaranteed by OPCO. Teekay Offshore has applied for listing of the bonds on the Oslo Stock Exchange. Interest payments on the senior unsecured bonds are based on NIBOR plus a margin of 4.75%. Teekay Offshore has entered into a cross currency swap arrangement to swap the interest payments from NIBOR into LIBOR and to lock in the US dollar amount of principal upon maturity (See Note 15).
As of December 31, 2010, the Company had 15 U.S. Dollar-denominated term loans outstanding, which totaled $1.8 billion (December 31, 2009 — $1.8 billion). Certain of the term loans with a total outstanding principal balance of $417.4 million, as at December 31, 2010 (December 31, 2009 — $480.1 million) bear interest at a weighted-average fixed rate of 5.3% (December 31, 2009 — 5.2%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At December 31, 2010 and 2009, the margins ranged between 0.3% and 3.25%. At December 31, 2010 and 2009, the three-month LIBOR was 0.30% and 0.25%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 14 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 28 (December 31, 2009 — 30) of the Company’s vessels, together with certain other security. In addition, at December 31, 2010, all but $122.5 million (December 31, 2009 — $134.3 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.
The Company has two Euro-denominated term loans outstanding, which, as at December 31, 2010, totaled 278.9 million Euros ($373.3 million). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At December 31, 2010 and 2009, the margins ranged between 0.6% and 0.66% and the one-month EURIBOR at December 31, 2010, was 0.78% (December 31, 2009 — 0.45%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due in part to this revaluation, the Company recognized an unrealized foreign exchange gain of $32.0 million during the year ended December 31, 2010 (2009 — $20.9 million loss, 2008, $24.7 million gain).
The Company has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at December 31, 2010, totaled $13.8 million (2009 — two loans totaling $16.4 million), including accrued interest. Interest payments on the loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. This loan is repayable on demand no earlier than February 27, 2027.
The weighted-average effective interest rate on the Company’s long-term aggregate debt as at December 31, 2010, was 2.3% (December 31, 2009 — 2.0%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).
Among other matters, the Company’s long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free cash be maintained and as at December 31, 2010 and 2009, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at December 31, 2010, this amount was $236.5 million (December 31, 2009 — $230.3 million).
The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to December 31, 2010, are $276.5 million (2011), $494.4 million (2012), $406.9 million (2013), $883.4 million (2014), $272.1 million (2015) and $2.1 billion (thereafter).
As at December 31, 2010, the Company was in compliance with all covenants in the credit facilities and long-term debt.
9.	Operating and Direct Financing Leases
Charters-in
As at December 31, 2010, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $395.7 million, comprised of $173.5 million (2011), $102.5 million (2012), $62.6 million (2013), $22.9 million (2014), $15.8 million (2015) and $18.4 million (thereafter). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.
Charters-out
Time-charters and bareboat charters of the Company’s vessels to third parties (except as noted below) are accounted for as operating leases. Certain of these charters provide the Company with the option to acquire the vessel or the option to extend the charter. As at December 31, 2010, minimum scheduled future revenues to be received by the Company on time-charters and bareboat charters then in place were approximately $7.4 billion, comprised of $1.2 billion (2011), $0.9 billion (2012), $0.7 billion (2013), $0.6 billion (2014), $0.6 billion (2015) and $3.4 billion (thereafter). The carrying amount of the vessels employed on operating leases at December 31, 2010, was $5.5 billion (2009 — $5.3 billion). The cost and accumulated depreciation of the vessels on time charter as at December 31, 2010 and 2009 were $7.4 billion, $1.9 billion, and $6.8 billion, $1.5 billion, respectively.
The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. In addition, minimum scheduled future revenues have been reduced by estimated offhire time for period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.
Operating Lease Obligations
Teekay Tangguh Subsidiary
On November 1, 2006, the Company’s subsidiary Teekay LNG entered into an agreement with Teekay to purchase Teekay’s 100% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or Teekay Tangguh Subsidiary). Teekay LNG ultimately acquired 99% of Teekay’s interest in Teekay Tangguh, essentially giving it a 69% interest in Teekay Tangguh Subsidiary. As at December 31, 2010, the Teekay Tangguh Subsidiary was a party to operating leases whereby it is the lessor and is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company (or Head Leases). The Teekay Tangguh Subsidiary is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Subsidiary. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If assumptions prove to be incorrect, the third party company is entitled to increase the lease payments under the Sublease to maintain its agreed after-tax margin. The Teekay Tangguh Subsidiary’s carrying amount of this tax indemnification was $10.3 million at December 31, 2010, and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Company. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Subsidiary may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Subsidiary will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
As at December 31, 2010, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

	Head Lease	Sublease
Year	Receipts(1)	Payments(1)
2011	28,875	25,072
2012	28,859	25,072
2013	28,843	25,072
2014	28,828	25,072
2015	22,188	25,072
Thereafter	281,548	332,315

Total	$419,141	$457,675

(1)
The Head Leases are fixed-rate operating leases while the Subleases have a small variable-rate component. As at December 31, 2010, the Company had received $91.2 million of Head Lease receipts and had paid $41.5 million of Sublease payments.

Net Investment in Direct Financing Leases
The time-charters for two of the Company’s LNG carriers, one FSO unit and equipment that reduce volatile organic compound emissions (or VOC equipment) are accounted for as direct financing leases. The following table lists the components of the net investments in direct financing leases:

	December 31,	December 31,
	2010	2009
	$	$

Total minimum lease payments to be received	796,137	837,319
Estimated unguaranteed residual value of leased properties	203,465	197,074
Initial direct costs and other	1,726	1,134
Less unearned revenue	(513,812)	(523,115)

Total	487,516	512,412
Less current portion	26,791	27,210

Long-term portion	460,725	485,202

As at December 31, 2010, minimum lease payments to be received by the Company in each of the next five years following 2010 are $68.5 million (2011), $62.4 million (2012), $49.5 million (2013), $48.1 million (2014) and $47.1 million (2015). The VOC equipment lease is scheduled to expire in 2014, the FSO contract is scheduled to expire in 2017, and the LNG time-charters are both scheduled to expire in 2029.
10.	Capital Lease Obligations and Restricted Cash
Capital Lease Obligations

	December 31,	December 31,
	2010	2009
	$	$

RasGas II LNG Carriers	470,752	470,138
Spanish-Flagged LNG Carrier	81,881	119,068
Suezmax Tankers	185,501	195,064

Total	738,134	784,270
Less current portion	267,382	41,016

Long-term portion	470,752	743,254

RasGas II LNG Carriers. As at December 31, 2010, the Company was a party, as lessee, to 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. The Company has a 70% share in the leases for the RasGas II LNG Carriers.
Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.
During 2008, the Company agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for the three RasGas II LNG Carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the lease, with a carrying value of $7.7 million as at December 31, 2010. This amount is included as part of other long-term liabilities in the Company’s consolidated balance sheets. In addition, the Company’s carrying amount of the remaining tax indemnification guarantee as at December 31, 2010 is $8.9 million and is also included as part of other long-term liabilities in the Company’s consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2041. Although there is no maximum potential amount of future payments, the Company may terminate the lease arrangements at any time. If the lease arrangements terminate, the Company will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2010, the commitments under these capital leases approximated $1.0 billion, including imputed interest of $0.6 billion, repayable as follows:

Year	Commitment
2011	$24.0 million
2012	$24.0 million
2013	$24.0 million
2014	$24.0 million
2015	$24.0 million
Thereafter	$905.1 million

As the payments in the next five years only cover a portion of the estimated interest expense, the lease obligation will continue to increase. Starting in 2024, the lease payments will increase to cover both interest and principal to commence reduction of the principal portion of the lease obligations.

Spanish-Flagged LNG Carrier. As at December 31, 2010, the Company was a party, as lessee, to a capital lease on one Spanish-Flagged LNG carrier (the Spanish-Flagged Carrier), which is structured as a “Spanish tax lease”. Under the terms of the Spanish tax lease, which includes the Company’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Company will purchase the vessel at the end of the lease term in December 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the implicit interest rate was 5.8%. As at December 31, 2010, the commitments under this capital lease, including the purchase obligation, approximated 64.8 million Euros ($86.8 million), including imputed interest of 3.6 million Euros ($4.9 million), repayable in 2011.

Suezmax Tankers. As at December 31, 2010, the Company was a party, as lessee, to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms in 2011 for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at December 31, 2010, the remaining commitments under these capital leases, including the purchase obligations, approximated $197.9 million, including imputed interest of $12.4 million, repayable in 2011.

FPSO Units. As at December 31, 2010, the Company was a party, as lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven, and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, prior to being acquired by Teekay, Teekay Petrojarl legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed Teekay Petrojarl’s liability for making the remaining periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.

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

As is typical for these types of leasing arrangements, the Company has indemnified the lessors of the Petrojarl Foinaven for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for fluctuations in actual interest rates from those assumed in the leases. The Company’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

Restricted Cash

Under the terms of the capital leases for the RasGas II LNG Carriers and the Spanish-Flagged LNG Carrier described above, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the Spanish-Flagged LNG Carrier at the end of the lease period, where applicable. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8).

As at December 31, 2010 and 2009, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $477.2 million and $479.4 million, respectively. As at December 31, 2010 and 2009, the weighted-average interest rates earned on the deposits were 0.4%. These rates do not reflect the effect of related interest rate swaps (see Note 15).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

As at December 31, 2010 and 2009, the amount of restricted cash on deposit for the Spanish-Flagged LNG carrier was 61.7 million Euros ($82.6 million) and 84.3 million Euros ($120.8 million), respectively. As at December 31, 2010 and 2009, the weighted-average interest rate earned on these deposits was 5.1%.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which totaled $16.5 million and $15.1 million as at December 31, 2010 and 2009, respectively.
11.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other non-financial assets.

Cash and cash equivalents, restricted cash and marketable securities - The fair value of the Company’s cash and cash equivalents restricted cash, and marketable securities approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Vessels held for sale — The fair value of the Company’s vessels held for sale is based on selling prices of similar vessels and approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Investment in term loans —The fair value of the Company’s investment in term loans is estimated using a discounted cash flow analysis, based on current rates currently available for debt with similar terms and remaining maturities. In addition, an assessment of the credit worthiness of the borrower and the value of the collateral is taken into account when determining the fair value.

Loans to joint ventures and loans from joint venture partners — The fair value of the Company’s loans to joint ventures and loans from joint venture partners approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term debt — The fair value of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses, based on current rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Derivative instruments — The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, foreign exchange rates, and the current credit worthiness of both the Company and the derivative counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. For the Foinaven embedded derivative (see Note 10), the calculation of the fair value takes into account the fixed rate in the contract, current interest rates and foreign exchange rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The estimated fair value of the Company’s financial instruments and other non-financial assets and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis is as follows:

		December 31, 2010		December 31, 2009
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level(1)	$	$	$	$

Cash and cash equivalents, restricted cash, and marketable securities	Level 1	1,377,399	1,377,399	1,056,725	1,056,725
Vessels held for sale	Level 2	—	—	10,250	10,250
Investment in term loans (note 4)		116,014	120,837	—	—
Loans to joint ventures and joint venture partners		32,750	32,750	21,998	21,998
Loans from joint venture partners		(59)	(59)	(1,294)	(1,294)
Long-term debt (note 8)		(4,432,064)	(4,192,646)	(4,419,171)	(4,055,367)

Derivative instruments (note 15)
Interest rate swap agreements (2)	Level 2	(557,991)	(557,991)	(378,407)	(378,407)
Interest rate swap agreements (2)	Level 2	66,869	66,869	36,744	36,744
Cross currency swap agreement	Level 2	4,233	4,233	—	—
Foreign currency contracts	Level 2	11,375	11,375	10,461	10,461
Bunker fuel swap contracts	Level 2	—	—	612	612
Forward freight agreements	Level 2	—	—	(504)	(504)
Foinaven embedded derivative (note 10)	Level 2	(3,500)	(3,500)	(8,769)	(8,769)

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

(2)
The fair value of the Company’s interest rate swap agreements at December 31, 2010 includes $31.0 million (December 31, 2009 — $28.5 million) of net accrued interest which is recorded in accrued liabilities on the consolidated balance sheet.

Other than vessels held for sale at December 31, 2009 and certain items disclosed in Note 18(b) to these consolidated financial statements, there are no other non-financial assets or non-financial liabilities carried at fair value at December 31, 2010 and December 31, 2009.

12.	Capital Stock

The authorized capital stock of Teekay at December 31, 2010 and 2009, was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During 2010, the Company issued 0.6 million common shares upon the exercise of stock options and restricted stock units and awards, and had share repurchases of 1.2 million common shares. During 2009, the Company issued 0.2 million common shares upon the exercise of stock options, and had no share repurchases. As at December 31, 2010, Teekay had issued 73,749,793 shares of Common Stock (2009 — 73,195,545) and no shares of Preferred Stock issued. As at December 31, 2010, Teekay had 72,012,843 shares of Common Stock outstanding (2009 — 72,694,345).

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

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market, subject to cancellation upon approval by the Board of Directors. As at December 31, 2010, Teekay had repurchased approximately 1.2 million shares of Common Stock for $40.1 million pursuant to such authorizations. The total remaining share repurchase authorization at December 31, 2010, was $159.9 million.

On July 2, 2010, the Company amended and restated its Stockholder Rights Agreement (the Rights Agreement), which was originally adopted by the Board of Directors in September 2000. In September 2000, the Board of Directors declared a dividend of one common share purchase right (a Right) for each outstanding share of the Company’s common stock. These Rights continue to remain outstanding and will not be exercisable and will trade with the shares of the Company’s common stock until after such time, if any, as a person or group becomes an “acquiring person” as set forth in the amended Rights Agreement. A person or group will be deemed to be an “acquiring person,” and the Rights generally will become exercisable, if a person or group acquires 20% or more of the Company’s common stock, or if a person or group commences a tender offer that could result in that person or group owning more than 20% of the Company’s common stock, subject to certain higher thresholds for existing stockholders that currently own in excess of 15% of the Company’s common stock. Once exercisable, each Right held by a person other than the “acquiring person” would entitle the holder to purchase, at the then-current exercise price, a number of shares of common stock of the Company having a value of twice the exercise price of the Right. In addition, if the Company is acquired in a merger or other business combination transaction after any such event, each holder of a Right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company’s common stock having a value of twice the exercise price of the Right. The amended Rights Agreement will expire on July 1, 2020, unless the expiry date is extended or the Rights are earlier redeemed or exchanged by the Company.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Stock-based compensation

As at December 31, 2010, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 5,537,381 shares of Common Stock (2009 — 6,092,077) for issuance upon exercise of options or equity awards granted or to be granted. During the years ended December 31, 2010, 2009 and 2008, the Company granted options under the Plans to acquire up to 733,167, 1,517,900, and 1,476,100 shares of Common Stock, respectively, to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All options outstanding as of December 31, 2010, expire between March 14, 2011 and March 8, 2020, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2010 and 2009, are as follows:

	December 31, 2010		December 31, 2009
	Options	Weighted-Average	Options	Weighted-Average
	(000’s)	Exercise Price	(000’s)	Exercise Price
	#	$	#	$
Outstanding-beginning of year	5,983	31.46	4,813	37.22
Granted	733	24.42	1,518	11.84
Exercised	(380)	15.12	(180)	12.21
Forfeited / expired	(213)	29.00	(168)	35.16

Outstanding-end of year	6,123	31.54	5,983	31.46

Exercisable-end of year	3,963	36.80	3,299	36.50

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2010 and 2009, are as follows:

	December 31, 2010		December 31, 2009
	Options	Weighted-Average	Options	Weighted-Average
	(000’s)	Grant Date Fair Value	(000’s)	Grant Date Fair Value
	#	$	#	$
Outstanding non-vested stock options-beginning of year	2,684	6.56	2,240	10.59
Granted	733	8.16	1,518	3.74
Vested	(1,084)	7.48	(974)	10.88
Forfeited	(173)	10.06	(100)	11.38

Outstanding non-vested stock options-end of year	2,160	6.36	2,684	6.56

The weighted average grant date fair value for options forfeited in 2010 was $1.7 million (2009 — $1.1 million).

As of December 31, 2010, there was $6.3 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation is expected to be $4.0 million (2011), $1.9 million (2012) and $0.3 million (2013). During the years ended December 31, 2010, 2009 and 2008, the Company recognized $8.1 million, $9.8 million and $11.6 million, respectively, of compensation cost relating to stock options granted under the Plans. The intrinsic value of options exercised during 2010 was $6.8 million (2009 — $2.0 million; 2008 — $4.5 million).

As at December 31, 2010, the intrinsic value of the outstanding in the money stock options was $41.6 million (2009 — $20.4 million) and exercisable stock options was $14.3 million (2009 - $3.2 million). As at December 31, 2010, the weighted-average remaining life of options vested and expected to vest was 6.2 years (2009 — 6.7 years).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2010 are as follows:

	Outstanding Options			Exercisable Options
		Weighted-	Weighted-		Weighted-	Weighted-
	Options	Average	Average	Options	Average	Average
Range of Exercise	(000’s)	Remaining Life	Exercise Price	(000’s)	Remaining Life	Exercise Price
Prices	#	(Years)	$	#	(Years)	$

$10.00 – $14.99	1,296	8.2	11.84	304	8.2	11.84
$15.00 – $19.99	505	1.8	19.57	505	1.8	19.57
$20.00 – $29.99	805	8.3	24.05	78	0.3	20.56
$30.00 – $34.99	365	3.3	33.58	361	3.3	33.59
$35.00 – $39.99	783	5.3	38.97	775	5.2	38.96
$40.00 – $44.99	1,301	7.2	40.41	872	7.2	40.41
$45.00 – $49.99	373	4.2	46.80	373	4.2	46.80
$50.00 – $59.99	694	6.2	51.40	694	6.2	51.40
$60.00 – $64.99	1	6.3	60.96	1	6.3	60.96

	6,123	6.3	31.54	3,963	5.2	36.80

The weighted-average grant-date fair value of options granted during 2010 was $8.16 per option (2009 – $3.74, 2008 – $9.31). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 52.7% in 2010, 45% in 2009 and 30% in 2008; expected life of four years; dividend yield of 3.3% in 2010, 2.3% in 2009 and 2.5% in 2008; risk-free interest rate of 2.6% in 2010, 2.0% in 2009, and 2.4% in 2008; and estimated forfeiture rate of 9.8% in 2010, 9.0% in 2009 and 9.0% in 2008. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

The Company grants restricted stock units and performance share units to certain eligible officers, employees and directors of the Company. Each restricted stock unit and performance share unit is equivalent in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over two or three years from the grant date and the performance share units vest three years from the grant date. Upon vesting, the value of the restricted stock units and performance share units are paid to each grantee in the form of shares. The number of performance share units that vest will range from zero to three times the original number granted, based on certain performance and market conditions.

In February 2010, the Company modified settlement terms for its then outstanding restricted stock units, such that all restricted stock units will be paid in the form of shares. This modification decreased accrued liabilities by $4.0 million, decreased other long-term liabilities by $2.0 million, and increased additional paid-in capital by $6.0 million.

During 2010, the Company granted 263,620 restricted stock units with a fair value of $6.4 million and 87,054 performance share units with a fair value of $3.5 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees and directors. During 2010, 227,165 restricted stock units with a market value of $4.9 million vested and that amount was paid to grantees by issuing 148,518 shares of common stock. During 2009, the Company granted 568,342 restricted stock units with a fair value of $8.2 million based on the quoted market price, to certain of the Company’s employees and directors, of which 187,400 were issued pursuant to the Company’s VIP plan. During 2009, 102,300 restricted stock units with a market value of $2.5 million vested and that amount was paid to grantees by issuing 18,318 shares of common stock and $1.9 million in cash. During 2008, 101,000 restricted stock units with a market value of $2.0 million vested and that amount was paid to grantees by issuing 42,099 shares of common stock and $0.5 million in cash. For the year ended December 31, 2010, the Company recorded an expense (recovery) of $4.8 million (2009 – $4.0 million, 2008 – $(0.7) million) related to the restricted stock units.

During 2010, the Company also granted 27,028 (2009 – 47,570 and 2008 – 10,500) shares of restricted stock awards with a fair value of $0.7 million, based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted.

13.	Related Party Transactions

As at December 31, 2010, Resolute Investments, Ltd. (or Resolute) owned 42.3% (2009 – 41.9%, 2008 – 42.0%) of the Company’s outstanding Common Stock. One of the Company’s directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of the Company’s directors, Axel Karlshoej, is among the directors of Path Spirit Limited, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity.

14.	Other Income (Loss)

	Year Ended	Year Ended	Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008
	$	$	$
Volatile organic compound emission plant lease income	4,714	6,892	9,469
Gain on sale of marketable securities	1,805	—	4,576
Write-down of marketable securities	—	—	(20,158)
Miscellaneous income (loss)	1,008	6,635	(832)

Other income (loss)	7,527	13,527	(6,945)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
15. Derivative Instruments and Hedging Activities
The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.
Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

As at December 31, 2010, the Company was committed to the following foreign currency forward contracts:

	Contract Amount	Average	Fair Value / Carrying Amount
	In Foreign	Forward	of Asset / (Liability)		Expected Maturity
	Currency	Rate(1)	Hedge	Non-Hedge	2011	2012
	(millions)		(in millions of U.S. Dollars)
Norwegian Kroner	1,102.0	6.21	$3.8	$6.0	$125.0	$52.3
Euro	48.4	0.74	(0.4)	—	51.0	14.2
Canadian Dollar	22.7	1.05	0.9	—	18.4	3.3
British Pounds	34.6	0.65	0.1	1.0	41.5	11.4

			$4.4	$7.0	$235.9	$81.2

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company incurs interest expense on its Norwegian Kroner-denominated bonds. The Company has entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest. As at December 31, 2010, the Company was committed to one cross currency swap with the notional amounts of NOK 600 million and $98.5 million, which exchanges a receipt of floating interest based on NIBOR plus a margin of 4.75% with a payment of floating interest based on LIBOR plus a margin of 5.04%. In addition, the cross currency swap locks in the transfer of principal to $98.5 million upon maturity in exchange for NOK 600 million. The fair value of the cross currency swap agreement as at December 31, 2010 was $4.2 million.

Interest Rate Risk

The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated its interest rate swap agreements as cash flow hedges for accounting purposes.

As at December 31, 2010, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

			Fair Value /	Weighted-
			Carrying Amount	Average	Fixed
		Principal	of Asset /	Remaining	Interest
	Interest	Amount	(Liability)	Term	Rate
	Rate Index	$	$	(Years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	437,458	(60,154)	26.1	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	3,282,609	(433,298)	9.0	4.6
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	200,000	(39,115)	20.0	5.7
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	471,535	66,870	26.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4) (5)	EURIBOR	373,301	(25,425)	13.5	3.8

(1)	Excludes the margins the Company pays on its variable-rate debt, which at of December 31, 2010 ranged from 0.30% to 3.25%.

(2)	Principal amount reduces quarterly.

(3)	Inception dates of swaps in 2011 ($200 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($93.8 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 278.9 million Euros.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Spot Tanker Market Risk

In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time the Company has entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce the Company’s exposure to spot tanker market rates. As at December 31, 2010, the Company had no FFAs commitments. As at December 31, 2009, the FFAs had an aggregate notional value of $30.5 million, which was an aggregate of both long and short positions, and a net fair value liability of $0.5 million. The Company has not designated these contracts as cash flow hedges for accounting purposes. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of income (loss).

Commodity Price Risk

The Company enters into bunker fuel swap contracts relating to a portion of its bunker fuel expenditures. As at December 31, 2010, the Company had no bunker fuel swap contract commitments. As at December 31, 2009, the Company was committed to contracts totalling 23,400 metric tonnes with a weighted-average price of $439.23 per tonne and a fair value asset of $0.6 million. These bunker fuel swap contracts expired between January 2010 and December 2010. The Company had not designated these contracts as cash flow hedges for accounting purposes. Net gains and losses from the bunker fuel swap contracts are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of income (loss).

Tabular Disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current			Current
	Portion of			Portion of
	Derivative	Derivative	Accrued	Derivative	Derivative
	Assets	Assets	Liabilities	Liabilities	Liabilities
As at December 31, 2010:
Derivatives designated as a cash flow hedge:
Foreign currency contracts	3,437	1,546	—	(652)	22
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	4,988	3,172	—	(1,050)	(88)
Interest rate swap agreements	16,759	45,524	(31,174)	(135,171)	(387,058)
Cross currency swap	2,031	2,003	199	—	—
Foinaven embedded derivative (note 10)	—	3,738	—	(7,238)	—

	27,215	55,983	(30,975)	(144,111)	(387,124)

As at December 31, 2009:
Derivatives designated as a cash flow hedge:
Foreign currency contracts	11,697	250	—	(2,021)	(71)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	1,351	174	—	(705)	(214)
Interest rate swap agreements	16,336	17,695	(28,499)	(133,224)	(213,971)
Forward freight agreements	—	—	—	(504)	—
Bunker fuel swap contracts	612	—	—	—	—
Foinaven embedded derivative	—	—	—	(7,316)	(1,453)

	29,996	18,119	(28,499)	(143,770)	(215,709)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency contracts designated and qualifying as cash flow hedges that was recognized in (1) accumulated other comprehensive income (or AOCI), (2) recorded in accumulated other comprehensive income (loss) during the term of the hedging relationship and reclassified to earnings, and (3) the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Year Ended December 31, 2010				Year Ended December 31, 2009
Balance				Balance
Sheet				Sheet
(AOCI)	Statement of Income (Loss)			(AOCI)	Statement of Income (Loss)
Effective	Effective	Ineffective		Effective	Effective	Ineffective
Portion	Portion	Portion		Portion	Portion	Portion

(3,559)	(680)	(3,473)	Vessel operating expenses	45,994	(13,769)	9,155	Vessel operating expenses
	(2,360)	(1,402)	General and administrative expenses		(10,878)	5,760	General and administrative expenses

(3,559)	(3,040)	(4,875)		45,994	(24,647)	14,915

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of income (loss). The effect of the (loss) gain on derivatives not designated as hedging instruments in the statements of income (loss) are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Realized (losses) gains relating to:
Interest rate swap agreements	(154,098)	(127,936)	(39,949)
Foreign currency forward contracts	(2,274)	(8,984)	34,990
Forward freight agreements, bunker fuel swap contracts and other	(7,914)	(1,293)	(32,971)

	(164,286)	(138,213)	(37,930)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(146,780)	258,710	(487,546)
Foreign currency forward contracts	6,307	14,797	(45,728)
Forward freight agreements and bunker fuel swap contracts	(108)	4,167	(4,324)
Foinaven embedded derivative	5,269	585	8,454

	(135,312)	278,259	(529,144)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(299,598)	140,046	(567,074)

Realized and unrealized gains (losses) of the cross currency swap are recognized in earnings and reported in foreign exchange gain (loss) in the consolidated statements of income (loss). For the year ended December 31, 2010, an unrealized gain of $4.0 million and a realized gain of $0.2 million have been recognized in the consolidated statements of income (loss).

See Note 25(a) to these consolidated financial statements for information relating to the amendment of certain interest rate swap agreements in January and February 2011.

As at December 31, 2010, the Company’s accumulated other comprehensive loss included $2.3 million of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at December 31, 2010, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $1.1 million of net gains on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next 12 months. During 2010, the Company de-designated certain foreign currency forward contracts that were designated as cash flow hedges and reclassified $0.6 million of net losses from accumulated other comprehensive loss to earnings in the consolidated statement of income (loss).

The Company is exposed to credit loss to the extent the fair value represents an asset (see above) in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

16.	Commitments and Contingencies
a) Vessels Under Construction

In October 2010, the Company signed a contract with Petroleo Brasileiro SA (or Petrobras) to provide a FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly converted FPSO unit, to be named the Petrojarl Cidade de Itajai, which is currently under conversion from an existing Aframax tanker, for a total estimated cost of approximately $345 million, excluding capitalized interest. The new FPSO is scheduled to deliver in the second quarter of 2012. Upon delivery, the unit will commence operations under a nine-year, fixed-rate time-charter contract to Petrobras with six additional one-year extension options.

As at December 31, 2010, the Company was committed to the construction of three LPG carriers, two shuttle tankers and the conversion of an existing Aframax tanker to an FPSO unit (as described above), at a total cost of approximately $702.4 million, excluding capitalized interest. The three LPG carriers are scheduled for delivery in 2011, the two shuttle tankers are scheduled for delivery between April 2011 and July 2011 and the FPSO unit is scheduled to be delivered in 2012. As at December 31, 2010, payments made towards these commitments totaled $177.6 million (excluding $17.8 million of capitalized interest and other miscellaneous construction costs), and long-term financing arrangements existed for $214.7 million of the unpaid cost of these vessels. As at December 31, 2010, the remaining payments required to be made under these newbuilding contracts are $461.7 million in 2011 and $63.1 million in 2012.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
b) Joint Ventures

The Company has a 33% interest in a joint venture that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and ENI SpA. Final award of the charter was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The other members of the joint venture are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the joint venture, respectively. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $906.0 million (of which the Company’s 33% portion is $299.0 million), excluding capitalized interest. As at December 31, 2010, payments made towards these commitments by the joint venture company totaled $294.4 million (of which the Company’s 33% contribution was $97.2 million), excluding capitalized interest and other miscellaneous construction costs. As at December 31, 2010, the remaining payments required to be made under these contracts were $475.6 million (2011) and $135.9 million (2012), of which the Company’s share is 33% of these amounts. In accordance with existing agreements, the Company is required to offer to its subsidiary Teekay LNG its 33% interest in these vessels and related charter contracts, no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. In February 2011, the Company offered to Teekay LNG its 33% ownership interest in these vessels and related charter contracts. The transaction was approved in March 2011 by the Board of Directors of Teekay LNG’s general partner and by its Conflicts Committee. The Company has also provided certain guarantees in relation to the performance of the joint venture company. The fair value of the guarantees was a liability of $1.8 million and $1.7 million, respectively, as at December 31, 2010 and December 31, 2009 and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.

On September 30, 2010, Teekay Tankers entered into a 50/50 joint venture arrangement (the Joint Venture) with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong) to have a VLCC newbuilding constructed, managed and chartered to third parties. Teekay Tankers has a 50% economic interest in the Joint Venture, which is jointly controlled by Teekay Tankers and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which the Company’s 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to deliver during the second quarter of 2013. As at December 31, 2010, the remaining payments required to be made under this newbuilding contract, including the Wah Kwong’s 50% share, was $nil (2011), $39.2 million (2012) and $39.2 million (2013). As of December 31, 2010, the Joint Venture did not have any financing arrangements for these expenditures. Teekay Tankers and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. As of December 31, 2010, Teekay Tankers had advanced $9.8 million to the Joint Venture and the amount is recorded in loans to joint ventures in the consolidated balance sheet. A third party has agreed to time-charter the vessel for a term of five years at a daily rate and has also agreed to pay the Joint Venture 50% of any additional amounts if the daily rate of any sub-charter earned by the third party exceeds a certain threshold.

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

d) Redeemable Non-Controlling Interest

During year ended December 31, 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore in exchange for a 33% equity interest in the subsidiary. The equity issuance resulted in a dilution loss of $7.4 million. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at December 31, 2010.

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

17.	Supplemental Cash Flow Information
a)	The changes in operating assets and liabilities for the years ended December 31, 2010, 2009 and 2008, are as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008
	$	$	$

Accounts receivable	(10,203)	64,886	(50,851)
Prepaid expenses and other assets	2,352	35,006	30,161
Accounts payable	(12,252)	(2,731)	(29,718)
Accrued and other liabilities	65,518	26,240	21,592
Other long-term liabilities	—	25,254	—

	45,415	148,655	(28,816)

b)
Cash interest paid, including realized interest rate swap settlements, during the years ended December 31, 2010, 2009, and 2008, totaled $271.3 million, $263.1 million and $372.2 million, respectively.

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

e)
During the year ended December 31, 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of the Company in exchange for a 33% equity interest in the subsidiary as described in Note 16(d) to these consolidated financial statements. This contribution has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

18.	Vessel Sales and Write-downs on Vessels and Equipment
a) Vessel Sales

In February 2010, the Company sold a 1992-built Aframax tanker, which was presented on the December 31, 2009 consolidated balance sheet as vessel held for sale. The Company realized a loss of $0.2 million as a result of this vessel sale. In April 2010, the Company sold a 1995-built Aframax tanker for $17.3 million, which approximated the vessel net book value. In August 2010, the Company sold a 1995-built Aframax tanker and a 1990-built Product tanker for $17.2 million and $4.0 million, respectively. The Company realized a loss of $1.9 million as a result of the sale of the Aframax tanker. The proceeds from the sale of the Product tanker approximated the vessel net book value. These vessels were part of the Company’s conventional tanker segment. In November 2010, the Company sold a 2000-built LPG tanker for $21.6 million. The Company realized a gain of $4.3 million as a result of the sale of this vessel. The vessel was part of the Company’s liquefied gas segment.

In January and February 2009, the Company sold a 2009-built product tanker and a 1993-built Aframax tanker, respectively, through a sale-leaseback agreement. The Company realized a gain of $17.7 million as a result of these transactions, of which $17.6 million was deferred and will be amortized over the four-year term of the bareboat charter leaseback. In May 2009, the Company sold a 2007-built product tanker and a 2005-built product tanker and realized a gain of $29.8 million as a result of these transactions. In July and September 2009, the Company sold a 1992-built Aframax tanker and a 1989-built product tanker, respectively. These two vessels were written-down by $7.1 million and $4.0 million, respectively, to their fair market value less costs to sell. The vessels sold in 2009 were part of the Company’s conventional tanker segment.

During 2008, the Company sold three Handy-size product tankers, a medium-range product tanker, an Aframax tanker, and a Suezmax tanker. The vessels sold in 2008 were part of the Company’s conventional tanker segment. As a result of these sales, the Company realized a gain of $53.7 million. In addition, the Company sold its 50% interest in the Swift Product Tanker Pool, which included the Company’s interest in its ten in-chartered intermediate product tankers and realized a gain of $44.4 million.

b) Vessels and Equipment Write-downs

The Company’s consolidated statements of income (loss) for the year ended December 31, 2010 include a total write-down of $19.4 million for impairment of certain shuttle tanker equipment and one 1992-built shuttle tanker, as both the shuttle equipment and shuttle tanker carrying values exceeded their estimated fair values using Level 2 of the fair value hierarchy. Due to economic developments, it was determined in the third quarter of 2010 that certain shuttle tanker equipment may not generate the future cash flows that were anticipated when originally purchased. The shuttle equipment carrying value of $13.5 million at December 31, 2010 is the fair value as of the date the impairment was taken. No further impairment indicators were noted as at December 31, 2010. The shuttle tanker equipment was purchased for use in future shuttle tanker conversions or new shuttle tankers. During the fourth quarter of 2010, the carrying value of the 1992-built shuttle tanker was written-down to its estimated fair value of $11.0 million at December 31, 2010. The two write-downs are included in the Company’s shuttle tanker and FSO segment.

The Company’s consolidated statements of income (loss) for the year ended December 31, 2009 includes a $24.2 million write-down for impairment of three older vessels due to lower fair values compared to carrying values, of which two vessels were sold at the end of 2009. The Company used recent sale prices of similar age and size of vessels to determine the fair value. The remaining vessel was presented on the consolidated balance sheet as vessels held for sale as at December 31, 2009.

The Company’s consolidated statements of income (loss) for the year ended December 31, 2008 includes a $40.4 million write-down for impairment of certain older vessels due to lower fair values compared to carrying values. The Company used discounted cash flows to determine the fair value.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
19.	Earnings (Loss) Per Share

	Year ended	Year ended	Year ended
	December 31, 2010	December 31, 2009	December 31, 2008
	$	$	$

Net (loss) income attributable to stockholders’ of Teekay Corporation	(267,287)	128,412	(469,455)

Weighted average number of common shares	72,862,617	72,549,361	72,493,429
Dilutive effect of stock-based compensation	—	509,470	—

Common stock and common stock equivalents	72,862,617	73,058,831	72,493,429

(Loss) earnings per common share:
- Basic	(3.67)	1.77	(6.48)
- Diluted	(3.67)	1.76	(6.48)

The anti-dilutive effect attributable to outstanding stock-based compensation is excluded from the calculation of diluted (loss) earnings per common share. For the years ended December 31, 2010, 2009 and 2008, the anti-dilutive effect attributable to outstanding stock-based compensation was 6.1 million, 4.3 million and 4.8 million shares, respectively.

20.	Restructuring Charges

During 2010, the Company incurred $16.4 million of restructuring costs. The restructuring costs were primarily related to the reflagging of certain vessels, crew changes, and global staffing changes. At December 31, 2010, $0.1 million of restructuring liability were recorded in accrued liabilities on the consolidated balance sheets.

During 2009, the Company incurred $14.4 million of restructuring costs. The restructuring costs were primarily comprised of the reflagging of certain vessels, transfer of certain ship management functions from the Company’s office in Spain to a subsidiary of Teekay, global staffing changes and closure of one of the Company’s three offices in Norway. At December 31, 2009, $2.0 million of restructuring liability were recorded in accrued liabilities on the consolidated balance sheets.

During 2008, the Company incurred $15.6 million of restructuring costs. The restructuring costs were primarily comprised of the closure of one of the Company’s three offices in Norway, global staffing changes, reorganization of a business unit, and the crew change on the Samar Spirit from Australian crew to International crew.

21.	Income Taxes

Teekay and a majority of its subsidiaries are not subject to income tax in the jurisdictions in which they are incorporated because they do not conduct business or operate in those jurisdictions. However, among others, the Company’s Australian ship-owing subsidiaries and its Norwegian subsidiaries are subject to income taxes.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2010	2009
	$	$
Deferred tax assets:
Vessels and equipment	18,998	—
Tax losses carried forward (1)	261,029	233,659
Other	78,178	81,283

Total deferred tax assets	358,205	314,942

Deferred tax liabilities:
Vessels and equipment	122,263	109,884
Long-term debt	31,077	29,599
Unrealized foreign exchange and other	2,900	3,689

Total deferred tax liabilities	156,240	143,172
Net deferred tax assets	201,965	171,770
Valuation allowance	(184,964)	(176,882)

Net deferred tax assets (liabilities)	17,001	(5,112)

(1)
Substantially all of the Company’s net operating loss carryforwards of $989.5 million relate to its Australian ship-owning subsidiaries and its Norwegian subsidiaries. These net operating loss carryforwards are available to offset future taxable income in the respective jurisdictions, and can be carried forward indefinitely.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The components of the provision for income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008
	$	$	$
Current	(13,129)	(28,312)	(796)
Deferred	19,468	5,423	56,972

Income tax (expense) recovery	6,340	(22,889)	56,176

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

	Year Ended	Year Ended	Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008
	$	$	$
Net (loss) income before taxes	(172,975)	232,666	(516,070)
Net (loss) income not subject to taxes	(416,684)	550,299	(712,237)

Net (loss) income subject to taxes	243,709	(317,633)	196,167

At applicable statutory tax rates	57,737	(89,395)	46,893
Permanent and currency differences	(76,094)	109,857	(46,426)
Adjustments to valuation allowances and uncertain tax positions	12,442	1,623	(54,474)
Other	(425)	804	(2,169)

Tax (recovery) expense charge related to the current year	(6,340)	22,889	(56,176)

The following is a roll-forward of the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from January 1, 2008 to December 31, 2010:

	2010	2009	2008

Balance of unrecognized tax benefits as at January 1	40,943	17,296	8,630
Increase for positions taken in prior years	4,037	—	7,171
Increase for positions related to the current year	8,979	27,552	6,495
Decreases for positions taken in prior years	(4,557)	(3,905)	(5,000)
Decreases related to statute of limitations	(4,100)	—	—

Balance of unrecognized tax benefits as at December 31	45,302	40,943	17,296

The majority of the net increase for positions for the year ended December 31, 2010 relates to potential tax on freight income.

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2006 through 2009 remain open to examination by some of the major taxing jurisdictions in which the Company is subject to tax.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The interest and penalties on unrecognized tax benefits are included in the roll-forward schedule above and are approximately $1.2 million in 2010, $8.5 million in 2009 and $1.4 million in 2008.

22.	Pension Benefits
a)	Defined Contribution Pension Plans

With the exception of the Company’s employees in Norway and certain of its employees in Australia, the Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company will match all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2010, 2009 and 2008, the amount of cost recognized for its defined contribution pension plans was $17.1 million, $15.0 million and $19.8 million, respectively.

b)	Defined Benefit Pension Plans

The Company has a number of defined benefit pension plans (or the Plans) which primarily cover its employees in Norway and certain employees in Australia. As at December 31, 2010, approximately 73% of the defined benefit pension assets are held by the Norwegian plans and approximately 27% are held by the Australia plan. The pension assets in the Norwegian plans have been guaranteed a minimum rate of return by the provider, thus reducing potential exposure to the Company to the extent the counterparty honors its obligations. Potential exposure to the Company has also been reduced, particularly for the Australian plans, as a result of certain of its time-charter and management contracts that allow the Company, under certain conditions, to recover pension plan costs from its customers.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

In 2010, the Norwegian Parliament enacted a new multi-employer early retirement plan for the private sector in Norway, which was effective January 1, 2011. As a result of the legislation, the Company was substantially released from its obligation under the Company’s prior early retirement plan (a single-employer defined benefit pension plan) and the Company recorded income of $3.7 million in the consolidated statement of income (loss). An employer participating in a multi-employer plan recognizes as net pension cost the required contribution for the period, which includes both cash and the fair market value of non-cash contributions, and recognizes as a liability any unpaid contributions required for the period.

The following table provides information about changes in the benefit obligation and the fair value of the Plans assets, a statement of the funded status, and amounts recognized on the Company’s balance sheets:

	Year Ended December 31, 2010	Year Ended December 31, 2009
	$	$
Change in benefit obligation:
Beginning balance	114,256	107,771
Service cost	8,345	9,406
Interest cost	5,148	4,672
Contributions by plan participants	579	215
Actuarial loss (gain)	730	(16,474)
Benefits paid	(7,333)	(10,299)
Settlements and curtailments	(4,937)	(2,957)
Foreign currency exchange rate changes	3,635	22,332
Other	300	(410)

Ending balance	120,723	114,256

Change in fair value of plan assets:
Beginning balance	95,495	73,377
Actual return on plan assets	125	2,968
Contributions by the employer	11,649	14,833
Contributions by plan participants	579	215
Benefits paid	(7,259)	(9,650)
Settlements and curtailments	(1,314)	(2,059)
Foreign currency exchange rate changes	3,110	16,099
Other	(300)	(288)

Ending balance	102,085	95,495

Funded status	(18,638)	(18,761)

Amounts recognized in the balance sheets:
Other long-term liabilities	18,638	18,761
Accumulated other comprehensive (loss) income:
Net actuarial losses (1)	(18,279)	(10,893)
Transition obligation	—	(67)
Prior service costs	—	(259)

(1)	As at December 31, 2010, the estimated amount that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost in 2011 is $(0.5) million.

As of December 31, 2010 and 2009, the accumulated benefit obligation for the Plans was $114.3 million and $84.6 million, respectively. The following table provides information for those pension plans with a benefit obligation in excess of plan assets and those pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31, 2010	December 31, 2009
	$	$

Benefit obligation	72,180	92,465
Fair value of plan assets	53,421	71,714

Accumulated benefit obligation	62,405	7,943
Fair value of plan assets	39,134	2,496

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
The components of net periodic pension cost relating to the Plans for the years ended December 31, 2010, 2009 and 2008 consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Net periodic pension cost:
Service cost	8,616	9,753	11,230
Interest cost	5,091	4,548	5,901
Expected return on plan assets	(5,431)	(4,624)	(6,891)
Amortization of net actuarial loss	281	1,394	15
Prior service costs	—	—	(2,682)
Other	(3,390)	184	62

Net cost	5,167	11,255	7,635

The components of other comprehensive (income) loss relating to the Plans for the years ended December 31, 2010, 2009 and 2008 consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Other comprehensive (income) loss:
Net loss (gain) arising during the period	5,711	(13,524)	20,705
Amortization of net actuarial loss (gain)	1,026	(1,394)	(15)
Other loss (gain)	390	(785)	(45)

Total loss (income)	7,127	(15,703)	20,645

The Company estimates that it will make contributions into the Plans of $10.6 million during 2011. The following table provides the estimated future benefit payments, which reflect expected future service, to be paid by the Plans:

Pension Benefit
Payments
Year	$

2011	7,842
2012	4,938
2013	6,565
2014	5,236
2015	6,812
2016 — 2020	29,149

Total	60,542

The fair value of the plan assets, by category, as of December 31, 2010 and 2009 were as follows:

	December 31,	December 31,
	2010	2009
	$	$

Pooled Funds (1)	74,826	71,883
Mutual Funds (2)
Equity investments	13,073	12,751
Debt securities	3,197	6,487
Real estate	2,327	1,630
Cash and money market	1,034	625
Other	7,628	2,119

Total	102,085	95,495

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

The weighted average assumptions used to determine benefit obligations at December 31, 2010 and 2009 were as follows:

	December 31, 2010	December 31, 2009

Discount rates	4.4%	5.0%
Rate of compensation increase	4.6%	4.7%
The weighted average assumptions used to determine net pension expense for the years ended December 31, 2010, 2009 and 2008 were as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Discount rates	4.4%	5.0%	4.1%
Rate of compensation increase	4.6%	4.7%	4.6%
Expected long-term rates of return (1)	5.7%	6.0%	6.0%

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

23.	Joint Ventures

The Company has joint venture interests of 33%, 40%, and 50%, respectively, in the Angola LNG Project (see Note 16b), Ikdam Production, and SkaugenPetroTrans. The Wah Kwong Joint Venture is a joint venture arrangement between Teekay Tankers and Wah Kwong whereby Teekay Tankers holds a 50% interest (see Note 16b). The RasGas 3 Joint Venture is a joint venture arrangement between Teekay LNG and QGTC 3 whereby Teekay LNG holds a 40% interest. The RasGas 3 Joint Venture owns four LNG carriers and related long-term fixed-rate time-charters to service the expansion of a LNG project in Qatar.

In November 2010, Teekay LNG acquired a 50% interest in companies that own two LNG carriers (collectively, the Exmar Joint Venture) from Exmar NV for a total purchase price of approximately $72.5 million. Teekay LNG financed $37.3 million of the purchase price by issuing to Exmar NV 1.1 million new common units with the balance financed by drawing on one of Teekay LNG’s revolving credit facilities. As part of the transaction, Teekay LNG agreed to guarantee 50% of the $206 million of debt secured by the Exmar Joint Venture. Exmar NV retains a 50% ownership interest in the Exmar Joint Venture. The two vessels acquired are the 2002-built Excalibur, a conventional LNG carrier, and the 2005-built Excelsior, a specialized gas carrier which can both transport and regasify LNG onboard. Both vessels are on long-term, fixed-rate charter contracts to Excelerate Energy LP for firm periods until 2022 and 2025, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
A condensed summary of the Company’s investments in and advances to joint ventures which are accounted for under the equity method are as follows (in thousands of dollars, except percentages):

	Ownership	December 31,	December 31,
Investments in Joint Ventures	Percentage	2010	2009
RasGas 3 Joint Venture	40%	98,207	91,487
Exmar Joint Venture	50%	74,504	—
SkaugenPetroTrans Joint Venture	50%	32,721	34,358
Other	33% to 50%	2,201	13,945

Total		207,633	139,790

	Ownership	December 31,	December 31,
Long-term Loans to Joint Ventures	Percentage	2010	2009
Wah Kwong Joint Venture	50%	9,830	—
Ikdam Production Joint Venture	40%	3,116	6,128
RasGas 3 Joint Venture	40%	—	1,646
Other	33% to 50%	—	7,415

Total		12,946	15,189

A condensed summary of the Company’s financial information for joint ventures (33% to 50% owned) accounted for by the equity method are as follows:

	December 31,	December 31,
	2010	2009
Current assets	135,087	90,898
Non-current assets	1,867,161	1,295,034
Current liabilities	106,858	87,787
Non-current liabilities	1,507,800	1,057,368

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Revenues	232,516	238,838	239,524
Income from vessel operations	91,290	97,708	55,591
Net (loss) income	(44,794)	136,444	(52,556)

For the year ended December 31, 2010, the Company recorded equity (loss) income of $(11.3) million (2009 — $52.2 million). This amount is included in equity (loss) income from joint ventures in the consolidated statements of income (loss). The income or loss was primarily comprised of the Company’s share of net (loss) income from the Angola LNG Project and from the RasGas 3 Joint Venture. For the year ended December 31, 2010, $(26.3) million of the equity (loss) gain relates to the Company’s share of unrealized (loss) gain on interest rate swaps associated with these projects (2009 — $32.4 million).

24.	Accounting Pronouncements Not Yet Adopted

In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment became effective for the Company on January 1, 2011. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

25.	Subsequent Events
a)
In January and February 2011, the Company paid $92.7 million to the counterparties of five interest rate swap agreements in consideration for amending the terms of such agreements to reduce the weighted average fixed interest rate from 5.1% to 2.5%. The amount paid will be reflected in the Company’s 2011 consolidated financial statements as a reduction in the outstanding liability of the interest rate swaps, which are accounted for at fair value.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
b)
In February 2011, Teekay Tankers completed a public offering of 9.9 million common shares of its Class A Common Stock (including 1.3 million common shares issued upon the exercise of the underwriter’s overallotment option) at a price of $11.33 per share, for gross proceeds of approximately $112.1 million. As a result, Teekay’s ownership of Teekay Tankers was reduced to 26.0%. Teekay maintains voting control of Teekay Tankers through its ownership of shares of Teekay Tankers’ Class A and Class B common stock and continues to consolidate this subsidiary.

c)
In February 2011, the Company made a loan of approximately $70 million to a third party ship-owner. This loan bears interest at an interest rate of 9% per annum and has a fixed term of three years. The loan is repayable in full on maturity and is collateralized by a first priority mortgage on a 2011-built VLCC owned by the ship-owner.

d)
In March 2011, Teekay sold its remaining 49% interest in OPCO to Teekay Offshore for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay between December 31, 2010 and the date of acquisition) and 7.6 million new Teekay Offshore common units and associated general partner interest. The transaction was approved in March 2011 by the Board of Directors of Teekay Offshore’s general partner and by its Conflicts Committee. The sale increased Teekay Offshore’s ownership of OPCO from 51% to 100%. As a result, Teekay’s ownership of Teekay Offshore was increased to 36.9% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and will continue to consolidate the subsidiary.

e)
In April 2011, Teekay LNG completed a public offering of 4.3 million common units (including 0.6 million common units issued upon the partial exercise of the underwriter’s overallotment option) at a price of $38.88 per unit, for gross proceeds (including the general partner’s proportionate capital contribution) of approximately $168.7 million. As a result, Teekay’s ownership of Teekay LNG was reduced to 43.6% (including the Company’s 2% general partner interest. Teekay maintains control of Teekay LNG by virtue of its control of the general partner and will continue to consolidate the subsidiary.