Form 20-F
period 2011-12-31
TEEKAY CORP
filed 2012-04-25
CIK 911971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Mark Cave

1. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

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

68,732,341 shares of Common Stock, par value of $0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒                Accelerated Filer  ☐                Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

TEEKAY CORPORATION

PART I

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

Unless otherwise indicated, references in this Annual Report to “Teekay,” “the Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our future financial condition or results of operations and future revenues and expenses;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;

•	offshore, liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) market conditions and fundamentals, including the balance of supply and demand in these markets;

•	our future growth prospects;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contracts;

•	our acquisition of the Voyageur floating, production, storage and offloading (or FPSO) unit and the estimated remaining cost to complete its upgrade;

•	the impact on the operating income of the Petrojarl Banff FPSO unit resulting from the storm damage to the unit which was incurred in December 2011;

•	potential newbuilding order cancellations;

•	the expected timing and costs of upgrades to any vessels;

•	the future valuation of goodwill;

•	our expectations as to any impairment of our vessels;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	declining market vessel values and the effect on our liquidity;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	our ability to capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing forward freight agreements;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term contracts;

•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the impact of future regulatory changes or environmental liabilities;

•	taxation of our company and of distributions to our stockholders;

•	the expected lifespans of our vessels;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our hedging activities relating to foreign currency exchange and interest rate risks;

•	the condition of financial and economic markets, including interest rate volatility and the availability and cost of capital;

•	the growth of global oil demand;

•	our exemption from tax on our U.S. source international transportation income;

•	our expectation regarding uncertain tax positions;

•	the impact of the Foinaven FPSO unit’s amended contract on our future operating results;

•	the expected return on our investment in first-priority ship mortgage loans;

•	our ability to competitively pursue new FPSO projects;

•	our competitive positions in our markets;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to pay dividends on our common stock.

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

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay for fiscal years 2007 through 2011, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Reports of Independent Registered Public Accounting Firms therein with respect to fiscal years 2011, 2010, and 2009 (which are included herein) and “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except share and per share data)
Income Statement Data:
Revenues	$2,387,625	$3,229,443	$2,181,605	$2,095,753	$1,953,782
Total operating expenses (1)	(2,028,595)	(2,969,324)	(2,011,817)	(1,861,630)	(1,855,670)
Income from vessel operations	359,030	260,119	169,788	234,123	98,112
Interest expense	(294,848)	(290,933)	(141,448)	(136,107)	(137,604)
Interest income	101,199	97,111	19,999	12,999	10,078
Realized and unrealized (loss) gain on non-designated derivative instruments	(45,322)	(567,074)	140,046	(299,598)	(342,722)
Equity (loss) income from joint ventures	(12,404)	(36,085)	52,242	(11,257)	(35,309)
Foreign exchange (loss) gain	(61,571)	24,727	(20,922)	31,983	12,654
(Loss) gain on notes repurchase	(947)	3,010	(566)	(12,645)	—
Other income (loss)	23,170	(6,945)	13,527	7,527	12,360
Income tax recovery (expense)	3,192	56,176	(22,889)	6,340	(4,290)
Net income (loss)	72,446	(459,894)	209,777	(166,635)	(386,721)
Less: Net (income) loss attributable to non- controlling interests	(8,903)	(9,561)	(81,365)	(100,652)	17,805
Net income (loss) attributable to stockholders of Teekay Corporation (2)	63,543	(469,455)	128,412	(267,287)	(368,916)
Per Common Share Data:
Basic earnings (loss) attributable to stockholders of Teekay Corporation	$0.87	(6.48)	1.77	(3.67)	(5.25)
Diluted earnings (loss) attributable to stockholders of Teekay Corporation	0.85	(6.48)	1.76	(3.67)	(5.25)
Cash dividends declared	0.9875	1.1413	1.2650	1.2650	1.2650
Balance Sheet Data (at end of year):
Cash and cash equivalents	$442,673	$814,165	$422,510	$779,748	$692,127
Restricted cash	686,196	650,556	615,311	576,271	500,154
Vessels and equipment	6,846,875	7,267,094	6,835,597	6,771,375	7,868,361
Net investments in direct financing leases	101,176	79,508	512,412	487,516	459,908
Total assets	10,418,541	10,215,001	9,517,432	9,912,348	11,131,396
Total debt (including capital lease obligations)	6,120,864	5,770,133	5,203,441	5,170,198	6,091,420
Capital stock and additional paid-in capital	628,786	642,911	656,193	672,684	660,917
Non-controlling interest	544,339	583,938	855,580	1,353,561	1,863,798
Total equity	3,200,293	2,652,405	3,095,670	3,332,008	3,293,494
Number of outstanding shares of common stock	72,772,529	72,512,291	72,694,345	72,012,843	68,732,341
Other Financial Data:
Net revenues (3)	$1,856,552	$2,471,055	$1,887,514	$1,850,656	$1,777,168
EBITDA (4)	592,016	96,554	791,291	390,838	173,703
Adjusted EBITDA (4)	660,485	892,616	563,217	696,876	638,161
Total debt to total capitalization (5)	65.7%	68.5%	62.7%	60.8%	64.9%
Net debt to total net capitalization (6)	60.9%	61.9%	57.4%	53.4%	59.8%
Capital expenditures:
Vessel and equipment purchases (7)	$910,304	$716,765	$495,214	$343,091	$755,045

(1)	Total operating expenses include, among other things, the following:

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Asset impairments and net gain (loss) on sale of vessels and equipment	$16,531	$50,267	($12,629)	($49,150)	($151,059)
Unrealized (losses) gains on derivative instruments	(143)	(8,325)	14,915	(4,875)	(790)
Restructuring charges	—	(15,629)	(14,444)	(16,396)	(5,490)
Goodwill impairment charge	—	(334,165)	—	—	(36,652)
Bargain purchase gain	—	—	—	—	58,235

	$16,388	($307,852)	($12,158)	($70,421)	($135,756)

(2)	In January 2009, we adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidations, which requires us to include the portion of net income (loss) that is attributable to the non-controlling interest as part of our total net income (loss).

(3)	Consistent with general practice in the shipping industry, we use net revenues (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters the charterer pays the voyage expenses, which are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, whereas under voyage-charter contracts the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship-owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call “net revenues,” are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with revenues.

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Revenues	$2,387,625	$3,229,443	$2,181,605	$2,095,753	$1,953,782
Voyage expenses	(531,073)	(758,388)	(294,091)	(245,097)	(176,614)

Net revenues	$1,856,552	$2,471,055	$1,887,514	$1,850,656	$1,777,168

(4)	EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, unrealized foreign exchange (gain) loss, asset impairments and net (gain) loss on sale of vessels and equipment, goodwill impairment charge, bargain purchase gain, amortization of in-process revenue contracts, unrealized (gains) losses on derivative instruments, realized losses (gains) on interest rate swaps, realized losses on interest rate swap amendments and terminations, and share of unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

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

•

Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, pay dividends and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as dry-docking expenditures, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA and Adjusted EBITDA provide a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our dividend policy. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits security holders to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including dividends on shares of our common stock and repayments under debt instruments.

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

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income (loss), and our historical consolidated Adjusted EBITDA to net operating cash flow.

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Income Statement Data:
Reconciliation of EBITDA and Adjusted EBITDA to Net Income (Loss)
Net income (loss)	$72,446	$(459,894)	$209,777	$(166,635)	$(386,721)
Income tax (recovery) expense	(3,192)	(56,176)	22,889	(6,340)	4,290
Depreciation and amortization	329,113	418,802	437,176	440,705	428,608
Interest expense, net of interest income	193,649	193,822	121,449	123,108	127,526

EBITDA	592,016	96,554	791,291	390,838	173,703

Restructuring charges	—	15,629	14,444	16,396	5,490
Foreign exchange loss (gain)	61,571	(24,727)	20,922	(31,983)	(12,654)
Asset impairments and net (gain) loss on sale of vessels and equipment	(16,531)	(50,267)	12,629	49,150	151,059
Goodwill impairment charge	—	334,165	—	—	36,652
Bargain purchase gain	—	—	—	—	(58,235)
Amortization of in-process revenue contracts	(70,979)	(74,425)	(75,977)	(48,254)	(46,436)
Unrealized losses (gains) on derivative instruments	99,055	530,283	(293,174)	140,187	70,822
Realized (gains) losses on interest rate swaps	(4,647)	32,445	127,936	154,098	132,931
Realized losses on interest rate swap amendments and terminations	—	—	—	—	149,666
Unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures	—	32,959	(34,854)	26,444	35,163

Adjusted EBITDA	660,485	892,616	563,217	696,876	638,161

Reconciliation of Adjusted EBITDA to Net Operating Cash Flow
Net operating cash flow	304,429	523,641	368,251	411,750	107,193
Expenditures for dry docking	85,403	101,511	78,005	57,483	55,620
Interest expense, net of interest income	193,649	193,822	121,449	123,108	127,526
Change in operating assets and liabilities	43,871	28,816	(148,655)	(45,415)	84,347
Gain on sale of marketable securities	9,577	4,576	—	1,805	2,906
Write-down of marketable securities	—	(20,157)	—	—	—
Write-down of equity accounted investments	—	—	—	—	(19,411)
Loss on notes repurchase	(947)	(1,310)	(566)	(12,645)	—
Equity (loss) income, net of dividends received	(11,419)	(30,352)	49,299	(11,257)	(31,376)
Other income (loss)	50,245	25,153	(837)	(9,627)	4,368
Employee stock option compensation	(9,676)	(14,117)	(11,255)	(15,264)	(16,262)
Restructuring charges	—	15,629	14,444	16,396	5,490
Realized (gains) losses on interest rate swaps and foreign exchange contracts	(4,647)	32,445	127,936	154,098	132,931
Realized losses on interest rate swap amendments and terminations	—	—	—	—	149,666
Unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures	—	32,959	(34,854)	26,444	35,163

Adjusted EBITDA	660,485	892,616	563,217	696,876	638,161

(5)	Total capitalization represents total debt and total equity.
(6)	Net debt represents total debt less cash, cash equivalents and restricted cash. Total net capitalization represents net debt and total equity.
(7)	Excludes vessels purchased in connection with our acquisitions of 50% of OMI Corporation (or OMI) in 2007, the remaining 35% of Teekay Petrojarl ASA (or Teekay Petrojarl) in 2008 and our acquisition of FPSO units and Investment in Sevan Marine ASA (or Sevan) in 2011. Please read “Item 5. Operating and Financial Review and Prospects.” The expenditures for vessels and equipment exclude non-cash investing activities. Please read “Item 18. Financial Statements: Note 17 Supplemental Cash Flow Information.”

Risk Factors

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity and changes in the supply of and demand for oil and oil products. If the tanker market is depressed, our earnings may decrease, particularly with respect to our spot tanker sub-segment, a subset of our conventional tanker segment, which accounted for approximately 9% and 13% of our net revenues during 2011 and 2010, respectively. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenue we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

During 2011 and 2010, we derived approximately 9% and 13%, respectively, of our net revenues from the vessels in our spot tanker sub-segment (which includes vessels operating under charters with an initial term of less than one year). Our spot tanker sub-segment consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time charters, or contracts of affreightment priced on a spot-market basis or fixed-rate contracts with a term of less than one year. Part of our conventional Aframax and Suezmax tanker fleets and our large and medium product tanker fleets are among the vessels included in our spot tanker sub-segment. Our shuttle tankers may also trade in the spot tanker market when not otherwise committed to perform under time-charters or contracts of affreightment. Due to activity in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in operating results for that period.

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

As at December 31, 2011, we had 36 vessels operating in our shuttle tanker fleet and seven FPSO units operating in our FPSO fleet. A majority of our shuttle tankers and all of our FPSO units earn revenue that depends upon the volume of oil we transport or the volume of oil produced from offshore oil fields. Oil production levels are affected by several factors, all of which are beyond our control, including:

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

FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. Unless extended, certain of our FPSO production service agreements will expire during the next seven years. Our clients may also terminate certain of our FPSO production service agreements prior to their expiration under specified circumstances. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.

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

Vessel values for oil and product tankers, LNG and LPG carriers and FPSO and FSO units can fluctuate substantially over time due to a number of different factors. Vessel values may decline substantially from existing levels. If operation of a vessel is not profitable, or if we cannot re-deploy a chartered vessel at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings. Vessel values, particularly of tankers, have declined over the past few years, and have contributed to charges against our earnings.

Our growth depends on continued growth in demand for LNG and LPG, and LNG and LPG shipping, as well as offshore oil transportation, production, processing and storage services.

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

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Three customers, international oil companies, accounted for an aggregate of 36%, or $698.9 million, of our consolidated revenues during 2011 (2010 – three customers for 37% or $778.6 million, 2009 – three customers for 33% or $716.5 million). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

Future adverse economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.

Economic downturns and financial crises in the global markets could produce illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets. If global financial markets and economic conditions significantly deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.

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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and related requirements on us, please read “Item 4. Information on the Company—B. Operations—Regulations.”

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

Our growth has placed, and we believe it will continue to place, significant demands on our management, operational and financial resources. As we expand our operations, we must effectively manage and monitor operations, control costs and maintain quality and control in geographically dispersed markets. In addition, our three publicly traded subsidiaries have increased our complexity and placed additional demands on our management. Our future growth and financial performance will also depend on our ability to recruit, train, manage and motivate our employees to support our expanded operations and continue to improve our customer support, financial controls and information systems.

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

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill, marine disaster or natural disasters could result in losses that exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disaster;

•	bad weather or natural disasters;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage or pollution;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

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

Due to harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer months. Because the North Sea is our primary existing offshore oil market, this seasonal repair and maintenance activity contributes to quarter-to-quarter volatility in our results of operations, as oil production typically is lower in the fiscal quarters ended June 30 and September 30 in this region compared with production in the fiscal quarters ended March 31 and December 31. Because a number of our North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on the volume of oil transported, the results of our shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. When we redeploy affected shuttle tankers as conventional oil tankers while platform maintenance and repairs are conducted, the overall financial results for our North Sea shuttle tanker operations may be negatively affected if the rates in the conventional oil tanker markets are lower than the contract of affreightment rates. In addition, we seek to coordinate some of the general dry docking schedule of our fleet with this seasonality, which may result in lower revenues and increased dry docking expenses during the summer months.

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

Our newbuilding financing commitments typically have been pre-arranged. However, if we were unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2011, we had four shuttle tankers, one FPSO unit and the conversion of an existing Aframax tanker to an FPSO unit on order. The four shuttle tankers are scheduled for delivery in 2013 and the two FPSO units are scheduled to be delivered between 2012 and 2013. As of December 31, 2011, progress payments made towards these newbuildings, excluding payments made by our joint venture partners, totalled $499.1 million.

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

We regularly evaluate and pursue opportunities to provide the marine transportation requirements for various projects, and we have currently submitted bids to provide transportation solutions for LNG and LPG, FSO and FPSO projects. We may submit additional bids from time to time. The award process relating to LNG and LPG transportation, FSO and FPSO opportunities typically involves various stages and takes several months to complete. If we bid on and are awarded contracts relating to any LNG and LPG, FSO and FPSO projects, we will need to incur significant capital expenditures to build the related LNG and LPG carriers, FSO and FPSO units.

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

Terrorist attacks, piracy and the current conflicts in the Middle East, and other current and future conflicts, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. In recent years, the frequency and severity of piracy incidents has significantly increased, particularly in the Gulf of Aden and Indian Ocean. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

Maritime claimants could arrest, or port authorities could detain, our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships. In addition, port authorities may seek to detain our vessels in port, which could adversely affect our operating results or relationships with customers.

Declining market values of our vessels could adversely affect our liquidity and result in breaches of our financing agreements.

Market values of vessels fluctuate depending upon general economic and market conditions affecting relevant markets and industries and competition from other shipping companies and other modes of transportation. In addition, as vessels become older, they generally decline in value. Declining vessel values could adversely affect our liquidity by limiting our ability to raise cash by refinancing vessels. Declining vessel values could also result in a breach of loan covenants and events of default under certain of our credit facilities that require us to maintain certain loan-to-value ratios. If we are unable to pledge additional collateral in the event of a decline in vessel values, the lenders under these facilities could accelerate our debt and foreclose on our vessels pledged as collateral for the loans. As of December 31, 2011, the total outstanding debt under credit facilities with this type of covenant tied to conventional tanker values was $204.2 million and to LNG carrier values was $467.6 million. We have five financing arrangements that require us to maintain vessel value to outstanding loan principal balance ratios ranging from 105% to 115%. At December 31, 2011, we were in compliance with these required ratios.

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

As of December 31, 2011, our consolidated debt and capital lease obligations totalled $6.1 billion and we had the capacity to borrow an additional $0.8 billion under our credit facilities. These credit facilities may be used by us for general corporate purposes. Our consolidated debt and capital lease obligations could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including:

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

Such measures might not be successful and might not enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms. In addition, our credit agreements and the indenture governing our debt securities may restrict our ability to implement some of these measures.

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

Teekay LNG and a joint venture partner are the lessee under 30-year capital lease arrangements with a third party for three LNG carriers. Under the terms of these capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect or there is a change in the applicable tax legislation or the interpretation thereof by the United Kingdom taxing authority, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. Teekay LNG does not have the ability to pass these increased rentals onto the charter party. However, the terms of the lease arrangements enable Teekay LNG and the joint venture partner jointly to terminate the lease arrangement on a voluntary basis at any time. In the event of an early termination of the lease arrangements, the joint venture may be obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any. Although the exact amount of any such payments upon termination would be negotiated between Teekay LNG and the lessor, we expect the amount would be significant.

Recently, the U.K. taxing authority has been urging lessors under capital lease arrangements that have tax benefits similar to the ones provided by the capital lease arrangements for our LNG carriers to terminate such capital lease arrangements and has in other circumstances challenged the use of similar tax structures, although under facts we believe are different from ours. As a result, the lessor has requested that Teekay LNG enter into negotiations for a mutually agreed upon termination of these leases. Teekay LNG has declined the request to negotiate. Based on discussions with our counsel, we do not believe that the U.K. taxing authority would be able to successfully challenge the availability to the lessor of these benefits. This assessment is partially based on a January 2012 court decision, regarding a similar financial lease of an LNG carrier, that was ruled in favor of the taxpayer. However, it is possible that the U.K. taxing authority may appeal that decision. If the U.K. taxing authority were able to successfully challenge Teekay LNG’s leases, the joint venture, in which Teekay LNG owns a 70% interest, could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The estimate of Teekay LNG’s 70% share of the potential exposure ranges from $54 million to $77 million.

In addition, the subsidiaries of another joint venture formed to service the Tangguh LNG project in Indonesia have entered into lease arrangements with a third party for two LNG carriers. Teekay LNG purchased our interest in this joint venture in 2009. The terms of the lease arrangements provide similar tax and change of law risk assumption by this joint venture as with the three LNG carriers above.

Our joint venture arrangements impose obligations upon us but limit our control of the joint ventures, which may affect our ability to achieve our joint venture objectives.

For financial or strategic reasons, we conduct a portion of our business through joint ventures. Generally, we are obligated to provide proportionate financial support for the joint ventures although our control of the business entity may be substantially limited. Due to this limited control, we generally have less flexibility to pursue our own objectives through joint ventures than we would with our own subsidiaries. There is no assurance that our joint venture partners will continue their relationships with us in the future or that we will be able to achieve our financial or strategic objectives relating to the joint ventures and the markets in which they operate. In addition, our joint venture partners may have business objectives that are inconsistent with ours, experience financial and other difficulties that may affect the success of the joint venture, or be unable or unwilling to fulfill their obligations under the joint ventures, which may affect our financial condition or results of operations.

Tax Risks

In addition to the following risk factors, you should read “Item 4. Information on the Company—Taxation of the Company” and “Item 10. Additional Information—Material U.S. Federal Income Tax Considerations” and “—Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common stock.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A non-U.S. entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS or a court of law, will accept our position, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year, U.S. holders of our common stock will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. holders make certain elections available under the Code, such holders would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common stock, as if such distribution or gain had been recognized ratably over the U.S. holder’s holding period. Please read “Item 10. Additional Information–Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.”

The preferential tax rates applicable to qualified dividend income are temporary, and the absence of legislation extending the term would cause our dividends to be taxed at ordinary graduated tax rates.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual stockholders (and certain other U.S. stockholders). In the absence of legislation extending the term for these preferential tax rates or providing for some other treatment, all dividends received by such U.S. taxpayers in taxable years beginning after December 31, 2012 will be taxed at ordinary graduated tax rates. Please read “Item 10. Additional Information—Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions.”

We may be subject to taxes, which could affect our operating results.

We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces our operating results. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing our operating results. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our stock may cause us and certain of our subsidiaries to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we or our subsidiaries that are currently claiming exemptions will be subject to U.S. federal income tax on shipping income attributable to our subsidiaries’ transportation of cargoes to or from the U.S., the amount of which is not within our complete control. Also, jurisdictions in which we or our subsidiaries are organized, own assets or have operations may change their tax laws, or we may enter into new business transactions relating to such jurisdictions, which could result in increased tax liability and reduce our operating results. Please read “Item 4. Information on the Company—Taxation of the Company.”

Item 4.    Information on the Company

A. Overview, History and Development

Overview

We are a leading provider of international crude oil and gas marine transportation services and we also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) and through our 100% ownership interest in Teekay Petrojarl AS, and expansion of our conventional tanker business through our publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). We are responsible for managing and operating consolidated assets of over $11 billion, comprised of approximately 150 liquefied gas, offshore, and conventional tanker assets. With offices in 16 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Our shuttle tanker and FSO segment and our FPSO segment include our shuttle tanker operations, floating storage and off-take (or FSO) units, and our floating production, storage and offloading (or FPSO) units, which primarily operate under long-term fixed-rate contracts. As of December 31, 2011, our shuttle tanker fleet, including newbuildings on order, had a total cargo capacity of approximately 5.0 million deadweight tonnes (or dwt), which represented approximately 44% of the total tonnage of the world shuttle tanker fleet. Please read “Item 4.Information on the Company: Our Fleet.”

Our liquefied gas segment includes our LNG and LPG carriers. Substantially all of our LNG and LPG carriers are subject to long-term, fixed-rate charter contracts. As of December 31, 2011, this fleet, including newbuildings on order, had a total cargo carrying capacity of approximately 3.3 million cubic meters. Please read “Item 4.Information on the Company: Our Fleet.”

Our conventional tanker segment includes our conventional crude oil tankers and product carriers. In order to provide investors with additional information about our conventional tanker segment, we have divided this operating segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment.

Our spot tanker sub-segment consists of conventional crude oil tankers and product tankers operating in the spot-tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment. Our fixed-rate tanker sub-segment includes our conventional crude oil and product tankers on fixed-rate time-charter contracts with an initial duration of at least one year. Please read “Item 4.Information on the Company: Our Fleet.”

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

Recent Business Acquisition

Acquisition of FPSO Units and Investment in Sevan Marine ASA

On November 30, 2011, we acquired from Sevan the FPSO unit Sevan Hummingbird (or Hummingbird) and its existing customer contract for approximately $184 million (including an adjustment for working capital) and made an investment of approximately $25 million to obtain a 40% ownership interest in a recapitalized Sevan. We also entered into a cooperation agreement with Sevan relating to joint marketing of offshore projects, the development of future projects, and the financing of such projects. Concurrently, our subsidiary, Teekay Offshore acquired from Sevan the FPSO unit Sevan Piranema (or Piranema) and its existing customer contract for approximately $164 million (including an adjustment for working capital). The purchase price for the acquisitions of the Hummingbird and the Piranema and the investment in Sevan Marine were paid in cash and financed by a combination of new debt facilities, a private placement offering of Teekay Offshore common units and existing liquidity.

On November 30, 2011, we also entered into an agreement to acquire the FPSO unit Sevan Voyageur (or Voyageur) and its existing customer contract from Sevan. We will acquire the Voyageur once the existing upgrade project is completed and the Voyageur commences operations under its customer contract, currently expected to be in the fourth quarter of 2012. We will pay Sevan $94.0 million to acquire the Voyageur, will assume the Voyageur’s existing $230.0 million credit facility, which had an outstanding balance of $220.0 million on November 30, 2011, and are responsible for all remaining upgrade costs, which are estimated to be between $110 and $130 million. We have control over the upgrade project and have guaranteed the repayment of the existing credit facility. The Voyageur has been consolidated by us effective November 30, 2011, as the Voyageur has been determined to be a variable interest entity (or VIE) and we have been determined to be the primary beneficiary.

Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2011 and Early 2012” for more information.

Recent Equity Offerings and Transactions by Subsidiaries

Equity Offerings and Transactions by Teekay Tankers

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

During April 2010, Teekay Tankers completed a public offering of 8.8 million common shares of its Class A Common Stock (including 1.1 million common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.25 per share, for gross proceeds of $107.5 million. Teekay Tankers used the net proceeds from the offering as partial consideration to acquire from us for a total purchase price of $168.7 million the following three vessels: two Suezmax tankers, the Yamuna Spirit and the Kaveri Spirit, and one Aframax tanker, the Helga Spirit. As part of the purchase price for these vessels, Teekay Tankers concurrently issued to us 2.6 million unregistered shares of Class A Common Stock at the public offering price of $12.25 per share.

During October 2010, Teekay Tankers completed a public offering of 8.6 million common shares of its Class A Common Stock (including 395,000 common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.15 per share, for gross proceeds of $104.4 million. Teekay Tankers used part of the net proceeds from the offering to repay a portion of its outstanding debt under a term loan.

During February 2011, Teekay Tankers completed a public offering of 9.9 million common shares of its Class A Common Stock (including 1.3 million common shares issued upon the exercise of the underwriter’s overallotment option) at a price of $11.33 per share, for gross proceeds of approximately $112.1 million. Teekay Tankers used the net proceeds from the offering to prepay a portion of its outstanding debt under a revolving credit facility.

During February 2012, Teekay Tankers completed a public offering of 17.3 million common shares of its Class A common stock (including 2.3 million common shares issued upon the full exercise of the underwriter’s overallotment option) at a price of $4.00 per share, for gross proceeds of $69 million. Please read “Item 18. Financial Statements: Note 25(c)—Subsequent Events.” Teekay Tankers used the net proceeds from the offering to repay a portion of its outstanding debt under a revolving credit facility.

As a result of these transactions, our ownership of Teekay Tankers was reduced to 20.4% as of March 1, 2012. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and continue to consolidate this subsidiary. Please read “Item 18. Financial Statements: Note 5—Equity Offerings by Subsidiaries.”

During April 2012, Teekay Tankers reached an agreement to acquire from Teekay, a fleet of 13 double-hull conventional oil and product tankers and related time-charter contracts, debt facilities and other assets and rights, for an aggregate purchase price of approximately $455 million. Please read “Item 18. Financial Statements: Note 25(f)—Subsequent Events.” As a result of this transaction, our ownership in Teekay Tankers will increase from approximately 20% to approximately 25%. The transaction is subject to final documentation, receiving relevant third party consents, as well as other customary closing conditions, and is expected to be completed in the second quarter of 2012.

Equity Offerings and Transactions by Teekay Offshore and the Sale of Remaining Interest in OPCO to Teekay Offshore

During August 2009, Teekay Offshore completed a public offering of 7.5 million common units (including 975,000 units issued upon the exercise of the underwriter’s overallotment option) at a price of $14.32 per unit, for total gross proceeds of $107.0 million (including the general partner’s 2% proportionate capital contribution). Teekay Offshore used the net proceeds from the offering to reduce amounts outstanding under one of its revolving credit facilities.

During March 2010, Teekay Offshore completed a public offering of 5.1 million common units (including 660,000 units issued upon the exercise of the underwriter’s overallotment option) at a price of $19.48 per unit, for gross proceeds of $100.6 million (including the general partner’s 2% proportionate capital contribution). Teekay Offshore used the net proceeds from the offering to repay the vendor financing of $60.0 million we provided for the acquisition from us of the FPSO unit, the Petrojarl Varg and to finance a portion of the April 2010 acquisition from us of the FSO unit, the Falcon Spirit, for $44.1 million.

During August 2010, Teekay Offshore completed a public offering of 6.0 million common units (including 787,500 units issued upon the exercise of the underwriter’s overallotment option) at a price of $22.15 per unit, for gross proceeds of $136.5 million (including the general partner’s 2% proportionate capital contribution). Teekay Offshore used the net proceeds from the offering to repay a portion of its outstanding debt under one of its revolving credit facilities.

During December 2010, Teekay Offshore completed a public offering of 6.4 million common units (including 840,000 units issued upon the exercise of the underwriter’s overallotment option) at a price of $27.84 per unit, for gross proceeds of $182.9 million (including the general partner’s 2% proportionate capital contribution). Teekay Offshore used the net proceeds from the offering to repay a portion of its outstanding debt under one revolving credit facility.

During March 2011, we sold our 49% interest in OPCO to Teekay Offshore for a combination of $175 million in cash (less $15 million in distributions made by OPCO to us between December 31, 2010 and the date of acquisition) and 7.6 million of Teekay Offshore’s common units. In addition, Teekay Offshore’s general partner made a proportionate capital contribution to maintain its 2% general partner interest. The sale increased Teekay Offshore’s ownership of OPCO from 51% to 100%.

During July 2011, Teekay Offshore completed a private placement of 0.7 million common units at a price of $28.04 per unit to an institutional investor for gross proceeds of approximately $20.4 million (including the general partner’s 2% proportionate capital contribution). Teekay Offshore used the proceeds from the issuance of common units to partially fund the acquisition of four newbuilding shuttle tankers to be chartered under long-term fixed-rate charters with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil.

During November 2011, Teekay Offshore completed a private placement of 7.3 million common units at a price of $23.90 to a group of institutional investors for gross proceeds of approximately $173.5 million (including the general partner’s 2% proportionate capital contribution). Teekay Offshore used the proceeds from the issuance of common units to finance its acquisition from Sevan in November 2011 of the Piranema and four BG newbuilding shuttle tankers that are scheduled to deliver in mid-2013.

During November 2011, Teekay Offshore acquired a 100% interest in the Piranema from Sevan. The total purchase price of $164.3 million (including an adjustment for working capital) was paid in cash and was financed through the concurrent issuance of 7.3 million common units in a private placement with third-party investors. The 2007-built Piranema Spirit FPSO unit is currently operating under a long-term charter to Petroleo Brasileiro S.A. (or Petrobras) on the Piranema field located offshore Brazil. The charter includes a firm contract period through March 2018, with up to 11 one-year extension options and includes cost escalation clauses.

As a result of these transactions, our ownership of Teekay Offshore was reduced to 33.0% (including our 2% general partner interest) as of March 1, 2012. We maintain control of Teekay Offshore by virtue of our control of the general partner and will continue to consolidate this subsidiary.

Equity Offerings, Unit Issuances and Transactions by Teekay LNG

During March 2009, Teekay LNG completed a public offering of 4.0 million of its common units at a price of $17.60 per unit, for gross proceeds of $71.8 million (including the general partner’s 2% proportionate capital contribution). Teekay LNG used the net proceeds from the offering to prepay amounts outstanding on two of its revolving credit facilities.

During November 2009, Teekay LNG completed a public offering of 4.0 million of its common units (including 450,650 units issued upon the exercise of the underwriter’s overallotment option) at a price of $24.40 per unit, for gross proceeds of $98.3 million (including the general partner’s 2% proportionate capital contribution). Teekay LNG used the net proceeds from the offering to prepay amounts outstanding under its revolving credit facilities.

During July 2010, Teekay LNG completed a direct equity placement of 1.7 million common units at a price of $29.18 per unit, for gross proceeds of $51 million (including the general partner’s 2% proportionate capital contribution).

During November 2010, Teekay LNG acquired a 50% interest in companies that own two LNG carriers (collectively the Exmar Joint Venture) from Exmar NV for a total purchase price of approximately $72.5 million net of assumed debt. Teekay LNG paid $37.3 million of the purchase price by issuing to Exmar NV 1.1 million of its common units and the balance was financed by borrowing under one of its revolving credit facilities.

During April 2011, Teekay LNG completed a public offering of 4.3 million of its common units (including 551,800 million units issued upon the partial exercise of the underwriters’ overallotment option) at a price of $38.88 per unit, for gross proceeds of $168.7 million (including the general partner’s 2% proportionate capital contribution). Teekay LNG used the net proceeds from the offering to fund the equity purchase price of its acquisition from Teekay of a 33% interest in four newbuilding LNG carriers to provide services to the Angola LNG Project.

During November 2011, Teekay LNG completed a public offering of 5.5 million of its common units at a price of $33.40 per unit, for gross proceeds of $187.4 million (including the general partner’s 2% proportionate capital contribution). Teekay LNG used the proceeds from the offering to partially finance the acquisition, through a joint venture with Marubeni Corporation (or Marubeni), of six LNG carriers from A.P. Moller-Maersk A/S (or Maersk).

During February 2012, Teekay LNG and Marubeni acquired, through their joint venture (or the Teekay LNG-Marubeni Joint Venture), a 100% interest in the six LNG carriers from Maersk for an aggregate purchase price of approximately $1.3 billion. Teekay LNG and Marubeni have 52% and 48% economic interests, respectively, but share control in the joint venture that was formed to hold the ownership interests in these LNG carriers. The Teekay LNG-Marubeni Joint Venture’s share of the equity contribution was approximately $138 million.

As a result of these transactions, our ownership of Teekay LNG has been reduced to 40.1% (including our 2% general partner interest) as of March 1, 2012. We maintain control of Teekay LNG by virtue of our control of the general partner and will continue to consolidate this subsidiary. Please read “Item 18. Financial Statements: Note 5—Equity Offerings by Subsidiaries.

Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2011 and Early 2012” for more information on recent transactions.

B. Operations

Our organization is divided into the following key areas: the shuttle tanker and FSO segment (included in our Teekay Shuttle and Offshore business unit), the FPSO segment (included in our Teekay Petrojarl business unit), the liquefied gas segment (included in our Teekay Gas Services business unit) and the conventional tanker segment, consisting of the spot tanker sub-segment and fixed-rate tanker sub-segment (both included in our Teekay Tanker Services business unit). These centers of expertise work closely with customers to ensure a thorough understanding of our customers’ requirements and to develop tailored solutions.

•

The Teekay Shuttle and Offshore and Teekay Petrojarl business units provide marine transportation, production and storage services to the offshore oil industry, including shuttle tanker, FSO and FPSO services. Our expertise and partnerships with third parties allow us to create solutions for customers producing crude oil from offshore installations.

•

The Teekay Gas Services business unit provides gas transportation services, primarily under long-term fixed-rate contracts to major energy and utility companies. These services currently include the transportation of LNG and LPG.

•

The Teekay Tanker Services business unit is responsible for the commercial management of our conventional crude oil and product tanker transportation services. We offer a full range of shipping solutions through our worldwide network of commercial offices.

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

As of December 31, 2011, there were approximately 95 vessels in the world shuttle tanker fleet (including 28 newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Africa, Brazil, Canada, Russia and the United States Gulf. As of December 31, 2011, we had ownership interests in 36 shuttle tankers (including four newbuildings) and chartered-in an additional four shuttle tankers. Other shuttle tanker owners include Knutsen NYK Offshore Tankers AS, Transpetro, Viken Shipping and J. Lauritzen which, as of December 31, 2011, controlled small fleets of 3 to 22 shuttle tankers each. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea.

FSO Units

FSO units provide on-site storage for oil field installations that have no storage facilities or that require supplemental storage. An FSO unit is generally used in combination with a jacked-up fixed production system, floating production systems that do not have sufficient storage facilities or as supplemental storage for fixed platform systems, which generally have some on-board storage capacity. An FSO unit is usually of similar design to a conventional tanker, but has specialized loading and off-take systems required by field operators or regulators. FSO units are moored to the seabed at a safe distance from a field installation and receive the cargo from the production facility via a dedicated loading system. An FSO unit is also equipped with an export system that transfers cargo to shuttle or conventional tankers. Depending on the selected mooring arrangement and where they are located, FSO units may or may not have any propulsion systems. FSO units are usually conversions of older single-hull conventional oil tankers. These conversions, which include installation of a loading and off-take system and hull refurbishment, can generally extend the lifespan of a vessel as an FSO unit by up to 20 years over the normal conventional tanker lifespan of 25 years.

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

As of December 2011, there were approximately 98 FSO units operating and five FSO units on order in the world fleet. As at December 31, 2011, we had ownership interests in five FSO units. The major markets for FSO units are Asia, the Middle East, the North Sea, South America and West Africa. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

FPSO Units

FPSO units are offshore production facilities that are ship-shaped or cylindrical-shaped and store processed crude oil in tanks located in the hull of the vessel. FPSO units are typically used as production facilities to develop marginal oil fields or deepwater areas remote from existing pipeline infrastructure. Of four major types of floating production systems, FPSO units are the most common type. Typically, the other types of floating production systems do not have significant storage and need to be connected into a pipeline system or use an FSO unit for storage. FPSO units are less weight-sensitive than other types of floating production systems and their extensive deck area provides flexibility in process plant layouts. In addition, the ability to utilize surplus or aging tanker hulls for conversion to an FPSO unit provides a relatively inexpensive solution compared to the new construction of other floating production systems. A majority of the cost of an FPSO comes from its top-side production equipment and thus FPSO units are expensive relative to conventional tankers. An FPSO unit carries on board all the necessary production and processing facilities normally associated with a fixed production platform. As the name suggests, FPSO units are not fixed permanently to the seabed but are designed to be moored at one location for long periods of time. In a typical FPSO unit installation, the untreated well-stream is brought to the surface via subsea equipment on the sea floor that is connected to the FPSO unit by flexible flow lines called risers. The risers carry oil, gas and water from the ocean floor to the vessel, which processes it on board. The resulting crude oil is stored in the hull of the vessel and subsequently transferred to tankers either via a buoy or tandem loading system for transport to shore.

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 2011 there were approximately 160 FPSO units operating and 40 FPSO units on order in the world fleet. At December 31, 2011, we had ownership interests in nine FPSO units (including one newbuilding under construction and one unit in conversion). Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. Other major independent FPSO contractors are SBM Offshore NV, BW Offshore, MODEC, Bluewater, Bumi Armada and Maersk FPSOs.

During 2011, a total of approximately 55% of our net revenues were earned by the vessels in our shuttle tankers and FSO segment and FPSO segment, compared to approximately 53% in 2010 and 47% in 2009. Please read “Item 5. Operating and Financial Review and Prospects: Results of Operations.”

Liquefied Gas Segment

The vessels in our liquefied gas segment compete in the LNG and LPG markets. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts with durations between 20 and 25 years, and with charter rates payable to the owner on a monthly basis. LNG shipping historically has been transacted with these long-term, fixed-rate time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages (typically consisting of a single voyage), short-term time-charters and medium-term time charters have grown in the past few years.

In the LNG markets, we compete principally with other private and state-controlled energy and utilities companies, which generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as major energy companies have continued to divest non-core businesses. Other major operators of LNG carriers are BW Gas, Golar LNG, Kawasaki Kisen Kaisha, Malaysian International Shipping, Mitsui O.S.K., NYK Line and Qatar Gas Transport.

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

Most new LNG carriers, including all of our vessels, are being built with a membrane containment system. These systems consist of insulation between thin primary and secondary barriers and are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 40 years. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG and LPG carriers after they reach a certain age. As at December 31, 2011, there were approximately 373 vessels in the world LNG fleet, with an average age of approximately 10 years, and an additional 60 LNG carriers under construction or on order for delivery through 2015. As of December 31, 2011, the worldwide LPG tanker fleet consisted of approximately 1,219 vessels with an average age of approximately 16 years and approximately 80 additional LPG vessels were on order for delivery through 2014. LPG carriers range in size from approximately 250 to approximately 85,000 cubic meters (or cbm). Approximately 54% (in terms of vessel numbers) of the worldwide fleet is less than 5,000 cbm.

Our liquefied gas segment primarily consists of LNG and LPG carriers subject to long-term, fixed-rate charter contracts. As at December 31, 2011, we had ownership interests in 20 LNG carriers, as well as an additional newbuilding LNG carrier on order which commenced operations upon delivery in January 2012 under a long-term fixed-rate time-charter in which our interest is 33%. In addition, as at December 31, 2011, we had ownership interests in five LPG carriers.

During 2011, approximately 15% of our net revenues were earned by the vessels in our liquefied gas segment, compared to approximately 13% in 2010, and 13% in 2009. Please read “Item 5. Operating and Financial Review and Prospects: Results of Operations.”

Conventional Tanker Segment

a) Spot Tanker Sub-Segment

Our spot tanker sub-segment consists of conventional crude oil tankers and product tankers operating in the spot-tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. The vessels in our spot tanker sub-segment compete primarily in the Aframax and Suezmax tanker markets. In these markets, international seaborne oil and other petroleum products transportation services are provided by two main types of operators: captive fleets of major oil companies (both private and state-owned) and independent ship-owner fleets. Many major oil companies and other oil trading companies, the primary charterers of our vessels, also operate their own vessels and transport their own oil and oil for third-party charterers in direct competition with independent owners and operators. Competition for charters in the Aframax and Suezmax spot charter market is intense and is based upon price, location, the size, age, condition and acceptability of the vessel, and the reputation of the vessel’s manager.

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

Certain of our vessels in the spot tanker sub-segment operate pursuant to pooling arrangements. Under a pooling arrangement, different vessel owners pool their vessels, which are managed by a pool manager, to improve utilization and reduce expenses. In general, revenues generated by the vessels operating in a pool, less related voyage expenses (such as fuel and port charges) and pool administrative expenses, are pooled and allocated to the vessel owners according to a pre-determined formula. As of December 31, 2011, we participated in three main pooling arrangements. These include an Aframax tanker pool, an LR2 product tanker pool (or the Taurus Pool) and a Suezmax tanker pool (or the Gemini Pool). As of December 31, 2011, 13 of our Aframax tankers operated in the Aframax tanker pool, three of our LR2 tankers operated in the Taurus pool and nine of our Suezmax tankers operated in the Gemini Pool. Each of these pools is either solely or jointly managed by us.

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

We believe that we have competitive advantages in the Aframax and Suezmax tanker market as a result of the quality, type and dimensions of our vessels and our market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2011, our Aframax tanker fleet (excluding Aframax-size shuttle tankers and newbuildings) had an average age of approximately 10 years and our Suezmax tanker fleet (excluding Suezmax-size shuttle tankers and newbuildings) had an average age of approximately five years. This compares to an average age for the world oil tanker fleet of approximately 8.4 years, for the world Aframax tanker fleet of approximately 8.1 years and for the world Suezmax tanker fleet of approximately 7.7 years.

As of December 31, 2011, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 58 Aframax vessels), Sovcomflot (approximately 49 vessels), the Sigma Pool (approximately 47 vessels) and the Aframax International Pool (approximately 39 Aframax vessels). Other large operators of Suezmax tonnage (including newbuildings on order) included the Orion Tankers Pool (approximately 30 vessels), the Stena Sonangol Pool (approximately 29 vessels), the Blue Fin Pool (approximately 19 vessels) and Sovcomflot (approximately 18 vessels).

We have chartering staff located in Tokyo, Japan; Singapore; London, England; Houston, Texas; and Stamford, Connecticut. Each office serves our clients headquartered in that office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. We believe that monitoring such information is critical to making informed bids on competitive brokered business.

During 2011, approximately 9% of our net revenues were earned by the vessels in our spot tanker sub-segment, compared to approximately 13% in 2010 and 20% in 2009. Please read “Item 5. Operating and Financial Review and Prospects: Results of Operations.”

b) Fixed-Rate Tanker Sub-Segment

The vessels in our fixed-rate tanker sub-segment primarily consist of Aframax and Suezmax tankers that are employed on long-term time-charters. We consider contracts that have an original term of less than one year duration to be short-term. The only difference between the vessels in the spot tanker sub-segment and the fixed-rate tanker sub-segment is the duration of the contracts under which they are employed. During 2011, approximately 21% of our net revenues were earned by the vessels in the fixed-rate tanker sub-segment, compared to approximately 20% in 2010 and 20% in 2009. Please read “Item 5. Operating and Financial Review and Prospects: Results of Operations.”

Our Fleet

As at December 31, 2011, our fleet (excluding vessels managed for third parties) consisted of 151 vessels, including chartered-in vessels, and newbuildings/conversions on order. The following table summarizes our fleet as at December 31, 2011:

	Number of Vessels
	Owned Vessels		Chartered-in Vessels		Newbuildings / Conversions		Total
Shuttle Tanker and FSO Segment
Shuttle Tankers	30	(1)	4	(2)	4		38
FSO Units	4	(3)	—		—		4

Total Shuttle Segment	34		4		4		42

FPSO Segment
Shuttle Tankers	2	(1)	—		—		2
FSO Unit	1	(3)	—		—		1
FPSO Units	7	(4)	—		2	(5)	9

Total FPSO Segment	10		—		2		12

Liquefied Gas Segment
LNG Carriers	20	(6)	—		1	(7)	21
LPG Carriers	5		—		—		5

Total Liquefied Gas Segment	25		—		1		26

Spot Tanker Sub-Segment
Suezmax Tankers	8	(8)	1		—		9
Aframax Tankers	9	(9)	11		—		20
Large Product Tankers	2		1		—		3

Total Spot Tanker Sub-Segment	19		13		—		32

Fixed-Rate Tanker Sub-Segment
Conventional Tankers	34	(10)	4		1	(11)	39

Total Fixed-Rate Tanker Sub-Segment	34		4		1		39

Total	122		21		8		151

The following footnotes indicate the vessels in the table above that are owned or chartered-in by non-wholly owned subsidiaries of Teekay or have been or will be offered by us to Teekay LNG, Teekay Offshore or Teekay Tankers:

(1)	Includes 32 vessels owned by Teekay Offshore (including six through 50% controlled subsidiaries and three through 67% controlled subsidiaries).
(2)	All four vessels chartered-in by Teekay Offshore.
(3)	Includes four FSO units owned 100% by Teekay Offshore and one FSO unit owned through an 89% subsidiary of Teekay Offshore.
(4)	Includes four FPSO units owned 100% by Teekay Petrojarl. Teekay is required to offer to sell to Teekay Offshore any of these units that are servicing contracts in excess of three years in length. Three FPSO units are owned 100% by Teekay Offshore. Certain of our FPSO contracts include the services of shuttle tankers and an FSO unit, and as such, these vessels are included in the FPSO segment.
(5)	Includes one Aframax tanker being converted to an FPSO unit which is scheduled to be delivered in mid-2012.
(6)	Includes the following interests of Teekay LNG: a 100% interest in nine LNG carriers, a 70% interest in two LNG carriers, a 40% interest in four LNG carriers, a 50% interest in two LNG carriers, and a 33% interest in three LNG carriers.
(7)	Includes Teekay’s 33% interest in one LNG newbuilding. In March 2011, Teekay LNG agreed to acquire Teekay’s interest in this vessel. This vessel delivered in January 2012.
(8)	Includes three Suezmax tankers owned by Teekay Tankers.
(9)	Includes six vessels owned 100% by Teekay Offshore, all of which are chartered to Teekay, and three vessels owned 100% by Teekay Tankers.
(10)	Includes eleven vessels owned 100% by Teekay LNG, four vessels owned 100% by Teekay Offshore, and nine vessels owned 100% by Teekay Tankers.
(11)	Includes Teekay Tanker’s 50% interest in one VLCC newbuilding.

Our vessels are of Bahamian, Belgian, Cayman Islands, Isle of Man, Liberian, Marshall Islands, Norwegian, Norwegian International Ship, Panamanian, Singapore, and Spanish registry.

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

As of December 31, 2011, we had four shuttle tankers, one FPSO unit and the conversion of an existing Aframax tanker to an FPSO on order. In addition, we had a 33% interest in one LNG newbuilding and a 50% interest in one VLCC newbuilding on order. Please read “Item 5. Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Item 18. Financial Statements: Notes 16(a) and 16(b)—Commitments and Contingencies—Vessels Under Construction and Joint Ventures.”

Please read “Item 18. Financial Statements: Note 8—Long-Term Debt for information with respect to major encumbrances against our vessels.”

Safety, Management of Ship Operations and Administration

Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2008, we introduced the Quality Assurance and Training Officers Program to conduct rigorous internal audits of our processes and provide our seafarers with on-board training. In 2007, we introduced a behavior-based safety program called “Safety in Action” to improve the safety culture in our fleet. We are also committed to reducing our emissions and waste generation.

Key performance indicators facilitate regular monitoring of our operational performance. Targets are set on an annual basis to drive continuous improvement, and indicators are reviewed monthly to determine if remedial action is necessary to reach the targets.

We, through certain of our subsidiaries, assist our operating subsidiaries in managing their ship operations. All vessels are operated under our comprehensive and integrated Safety Management System that complies with the International Safety Management Code (or ISM Code), the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, and Occupational Health and Safety Advisory Services (or OHSAS) 18001. The management system is certified by Det Norske Veritas (or DNV), the Norwegian classification society. It has also been separately approved by the Australian and Spanish Flag administrations. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and certain flag states.

We provide, through certain of our subsidiaries, expertise in various functions critical to the operations of our operating subsidiaries. We believe this arrangement affords a safe, efficient and cost-effective operation. Our subsidiaries also provide to us access to human resources, financial and other administrative functions pursuant to administrative services agreements.

Ship management services are provided by our Teekay Marine Management (or TMM) and Innovation, Technology and Projects (or ITP) divisions, located in various offices around the world. These include such critical ship management functions as:

•	vessel maintenance (including repairs and dry docking) and certification;

•	crewing by competent seafarers;

•	procurement of stores, bunkers and spare parts;

•	management of emergencies and incidents;

•	supervision of shipyard and projects during new-building and conversions;

•	insurance; and

•	financial management services.

Integrated on-board and on-shore systems support the management of maintenance, inventory control and procurement, crew management and training and assist with budgetary controls.

Our day-to-day focus on cost efficiencies is applied to all aspects of our operations. We believe that the generally uniform design of some of our existing and new-building vessels and the adoption of common equipment standards provides operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering. In addition, we and two other shipping companies have a purchasing alliance, Teekay Bergesen Worldwide, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals.

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

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for some of our LNG carriers, loss of revenues resulting from vessel off-hire time due to a marine casualty. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.

We use in our operations a thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations.

We have achieved certification under the standards reflected in ISO 9001 for quality assurance, ISO 14001 for environment management systems, OHSAS 18001, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

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

Customers

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil and LNG consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. Two customers, international oil companies, accounted for a total of 27%, or $508.6 million, of our consolidated revenues during 2011 (2010—three customers for 38% or $778.6 million, 2009—two customers for 26% or $564.5 million). No other customer accounted for more than 10% of our consolidated revenues during 2011, 2010, or 2009. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.

Flag, Classification, Audits and Inspections

Our vessels are registered with reputable Flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of International Association of Classification Societies ltd (IACS): DNV, Lloyd’s Register of Shipping or American Bureau of Shipping.

The applicable classification society certifies that the vessel’s design and build conforms to the applicable Class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. Class also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the class society (under Authority of the Flag state), in accordance to the classification society rules, which in the case of our vessels follows a comprehensive five-year Special Survey cycle, renewed every fifth year. During each five-year period, the vessel undergoes Annual and Intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. As our vessels are modern and we have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry dock at five-year intervals. In-water inspection is carried out during the second or third annual inspection (i.e., during an Intermediate Survey).

In addition to Class surveys, the vessel’s Flag state also verifies the condition of the vessel during annual Flag State inspections, either independently or by additional authorization to Class. Also, Port State Authorities of a vessel’s port of call are authorized under international conventions to undertake regular and spot checks of vessels calling their jurisdiction.

Processes on board followed are audited by either the Flag state or the classification society acting on behalf of the Flag state to ensure that they meet the requirements of the International Management Code for the Safe Operation of Ships and for Pollution Prevention (ISM Code). In our case, DNV as the certifying authority of our Safety Management System typically carries out this task. We also follow an internal process of internal audits undertaken at each office and vessel annually.

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We carry out a minimum of two such inspections, which helps us to ensure that:

•	our vessels and operations adhere to our operating standards;

•

the structural integrity of the vessel is being maintained; for this we use a comprehensive “Structural Integrity Management System” we developed. The system closely monitors the condition of the hulls of our vessels to ensure that structural strength and integrity are maintained throughout a vessel’s life;

•	machinery and equipment is being maintained to give full reliability in service;

•	we are optimizing performance in terms of speed and fuel consumption; and

•	the vessel’s appearance supports our brand and meets customer expectations.

Our customers also often carry out inspections under the Ship inspection Report Program, which is a significant safety initiative introduced by Oil Companies International Marine Forum to specifically address concerns about sub-standard shipping. The inspection results permit charterers to screen a vessel to ensure that it meets their general and specific risk-based shipping requirements.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater scrutiny, inspection and safety requirements on all vessels in the oil tanker and LNG and LPG carrier markets and will accelerate the scrapping or phasing out of older vessels throughout these markets.

Overall we believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

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

Many countries, but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC). Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil (e.g., crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

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

LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG and LPG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and LPG carriers is currently IGC Code certified, and each of the shipbuilding contracts for our LNG newbuildings, and for the LPG newbuildings requires ICG Code compliance prior to delivery.

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (or Annex VI) sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

In addition, the IMO has proposed that all tankers of the size we operate that are built starting in 2012 contain ballast water treatment systems, and that all other similarly sized tankers install treatment systems by their first intermediate or renewal survey after 2016. This convention has not yet been ratified, but when it becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

European Union (or EU)

Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled. On May 17, 2011 the European commission carried out a number of “dawn raids”, or unannounced inspections, at the offices of some of the world’s largest container line operators starting an antitrust investigation. We are not directly affected by this investigation and believe that we are compliant with antitrust rules. Nevertheless, it is possible that the investigation could be widened and new companies and practices come under scrutiny within the EU.

The EU has also adopted legislation (directive 2009/16/Econ Port State Control) which is in force from January 1, 2011 that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years, after July 2003); creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

Two new regulations were introduced by the European Commission in September 2010, as part of the implementation of the Port State Control Directive. These came into force on January 1, 2011 and introduce a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned be a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, whilst those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

The EU has, by way of Directive 2005/35/EC, which has been amended by Directive 2009/123/EC created a legal framework for imposing criminal penalties in the event of discharges of oil and other noxious substances from ships sailing in its waters, irrespective of their flag. This relates to discharges of oil or other noxious substances from vessels. Minor discharges shall not automatically be considered as offences, except where repetition leads to deterioration in the quality of the water. The persons responsible may be subject to criminal penalties if they have acted with intent, recklessly or with serious negligence and the act of inciting, aiding and abetting a person to discharge a polluting substance may also lead to criminal penalties.

Several regulatory requirements to use low sulfur fuel are in force or upcoming. The EU Directive 33/2005 (or the Directive) came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulfur content below 0.1% while berthed or anchored in an EU port. The California Air Resources Board will require vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. As of January 1, 2015, all vessels operating within Emissions Control Areas worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition, LSMGO is more expensive than HFO and this impacts the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements.

North Sea and Brazil

Our shuttle tankers primarily operate in the North Sea and Brazil. In addition to the regulations imposed by the IMO and EU, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations in those areas, including HSE in the United Kingdom and NPD in Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on the shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea.

In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions (or VOC equipment) on most shuttle tankers serving the Norwegian continental shelf. Oil companies bear the cost to install and operate the VOC equipment on board the shuttle tankers.

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

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our tankers are double-hulled.

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

Owners or operators of vessels, including tankers operating in U.S. waters, are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:

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

The U.S. Clean Water Act also prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above.

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

Since 2009, several environmental groups and industry associations have filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. The EPA issued a revised Vessel General Permit in 2011, and has stated that it expects to take final action with respect to the revised Vessel General Permit to be issued by November 2012.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

C. Organizational Structure

Our organizational structure includes, among others, our interests in Teekay Offshore, Teekay LNG and Teekay Tankers, which are our publicly listed subsidiaries. We created Teekay Offshore and Teekay LNG primarily to hold our assets that generate long-term fixed-rate cash flows. The strategic rationale for establishing these two limited partnerships was to:

•	illuminate higher value of fixed-rate cash flows to Teekay investors;

•	realize advantages of a lower cost of equity when investing in new offshore or LNG projects; and

•

enhance returns to Teekay through fee-based revenue and ownership of the limited partnership’s incentive distribution rights, which entitle the holder to disproportionate distributions of available cash as cash distribution levels to unit holders increase.

We also established Teekay Offshore, Teekay LNG and Teekay Tankers to increase our access to capital to grow each of our businesses in the offshore, LNG, and conventional tanker markets.

The following chart provides an overview of our organizational structure as at March 1, 2012. Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as at March 1, 2012.

(1)	The partnership is controlled by its general partner. Teekay Corporation has a 100% beneficial ownership in the general partner. However in certain limited cases, approval of a majority or supermajority of the common unit holders is required to approve certain actions.
(2)	Proportion of voting power held is 51.2%.
(3)	Including our 100% interest in Teekay Petrojarl.

Teekay LNG is a Marshall Islands limited partnership formed by us in 2005 as part of our strategy to expand our operations in the LNG and LPG shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies. As of December 31, 2011, Teekay LNG operated a fleet of 20 LNG carriers, five LPG carriers, ten Suezmax tankers and one product tanker. Teekay LNG’s ownership interests in these vessels range from 33% to 100%.

Teekay Offshore is a Marshall Islands limited partnership formed by us in 2006 as part of our strategy to expand our operations in the offshore oil marine transportation, processing and storage sectors. As of December 31, 2011, Teekay Offshore owned and operated a fleet of 40 shuttle tankers (including four chartered-in vessels and four newbuildings), five FSO units, 10 conventional Aframax tankers and three FPSO units. Teekay Offshore’s ownership interests in its owned vessels range from 50% to 100%. Most of Teekay Offshore’s vessels operate under long-term, fixed-rate contracts. At December 31, 2011, we owned 33.0% of Teekay Offshore, including our 2% general partner interest. Pursuant to an omnibus agreement we entered into in connection with Teekay Offshore’s initial public offering in 2006, we have agreed to offer to Teekay Offshore FPSO units that are servicing contracts in excess of three years in length.

In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to facilitate the growth of our conventional tanker business. As of December 31, 2011, Teekay Tankers owned a fleet of nine double-hull Aframax tankers, six double-hull Suezmax tankers and one VLCC newbuilding, which trade either in the spot tanker market or under short- or medium-term, fixed-rate time-charter contracts. Teekay Tankers owns 100% of its fleet other than a 50% interest in the VLCC and the time-charter in of two Aframax tankers from third parties. Teekay Tanker’s primary objective is to grow through the acquisition of conventional tanker assets from third parties and from us. Through a wholly-owned subsidiary, we provide Teekay Tankers with commercial, technical, administrative, and strategic services under a long-term management agreement. In exchange, Teekay Tankers has agreed to pay us both a market-based fee and a performance fee under certain circumstances to motivate us to increase Teekay Tankers’ cash available for distribution to its stockholders. In February 2012, Teekay Tankers completed a public offering of 17.3 million common shares of its Class A common stock (including 2.3 million common shares issued upon the full exercise of the underwriter’s overallotment option) at a price of $4.00 per share, for gross proceeds of $69 million. Please read “Item 18. Financial Statements: Note 25(c)—Subsequent Events.”

We entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when we, Teekay LNG, and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. In addition, Teekay Tankers has agreed that we may pursue business opportunities attractive to both parties.

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

United States Taxation

The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations promulgated thereunder (or Treasury Regulations), judicial authority and administrative interpretations, as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations.

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

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) will be considered to be 50% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) will be considered to be 100%derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

We believe that we have not earned any U.S. Source Domestic Transportation Income, and we except that we will not earn any such income in future years. However, certain of our subsidiaries which have made special U.S. tax elections to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes are potentially engaged in activities which could give rise to U.S. Source International Transportation Income. Unless the exemption from tax under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis tax and the branch profits tax or the 4% gross basis tax, all of which are discussed below. Certain of our other subsidiaries also are engaged in activities which could give rise to U.S. Source International Transportation Income and rely on our ability to claim exemption under the Section 883 Exemption.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch profits taxes or 4% gross basis tax described below on its U.S. Source International Transportation Income. As discussed below, we believe the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption), it meets one of three ownership tests described in the Section 883 Regulations (or the Ownership Test), and it meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy the Ownership Test. We believe that we should satisfy the Ownership Test because our stock is primarily and regularly traded on an established securities market in the United States within the meaning of Section 883 of the Code and the Section 883 Regulations. We can give no assurance, however, that changes in the ownership of our stock subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2011, we estimate that, if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Income would have been approximately $2.5 million. In addition, we estimate that certain of our subsidiaries that are unable to claim the Section 883 Exemption were subject to less than $400,000 in the aggregate of U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income for 2011 and we estimate that these subsidiaries will be subject to less than $400,000 in the aggregate of U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income in subsequent years. The amount of such tax for which we or our subsidiaries may be liable for in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Marshall Islands Taxation

We believe that neither we nor our subsidiaries will be subject to taxation under the laws of the Marshall Islands, or that distributions by our subsidiaries to us will be subject to any taxes under the laws of the Marshall Islands.

Other Taxation

We and our subsidiaries are subject to taxation in certain non- U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner that minimizes taxes imposed upon us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read “Item 18. Financial Statements: Note 21—Income Taxes.”

Item 4A.    Unresolved Staff Comments

None.

Item 5.    Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Teekay Corporation (or Teekay) is a leading provider of international crude oil and gas marine transportation services and we also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly listed subsidiary Teekay LNG Partners L.P. (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly listed subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) and through our 100% ownership interest in Teekay Petrojarl AS (or Teekay Petrojarl), and expansion of our conventional tanker business through our publicly listed subsidiary Teekay Tankers Ltd. (or Teekay Tankers). We are responsible for managing and operating a fleet of approximately 150 liquefied gas, offshore, and conventional tanker assets with a combined value of over $11 billion. With offices in 16 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

SIGNIFICANT DEVELOPMENTS IN 2011 AND EARLY 2012

Public Offerings by Teekay Tankers

During February 2011, our publicly traded subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers) completed a public offering of 9.9 million shares of its Class A Common Stock (including 1.3 million shares issued upon the exercise of the underwriters’ overallotment option) at a price of $11.33 per share, for gross proceeds of approximately $112.1 million. Teekay Tankers used the net offering proceeds to repay a portion of its outstanding debt under its revolving credit facility and the balance for general corporate purposes. As a result of the transaction, our ownership of Teekay Tankers was reduced to 26.0%.

During February 2012, Teekay Tankers completed a public offering of 17.3 million shares of its Class A Common Stock (including 2.3 million shares issued upon the exercise of the underwriters’ overallotment option) at a price of $4.00 per share, for gross proceeds of approximately $69.0 million. Teekay Tankers used the net offering proceeds to repay a portion of its outstanding debt under a revolving credit facility. As a result of the transaction our ownership of Teekay Tankers was reduced to 20.4%. We maintain majority voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and consolidate this subsidiary.

First Priority Ship Mortgage Loan

In February 2011, we made a $70 million loan to a third party ship-owner. The loan bears interest at an interest rate of 9% per annum and has a fixed term of three years, which is repayable in full on maturity and is collateralized by a first-priority mortgage on one 2011-built Very Large Crude Carrier (or VLCC).

Acquisition of Vessels by Teekay Tankers

In April 2012, Teekay Tankers reached an agreement to acquire from Teekay, a fleet of 13 double-hull conventional oil and product tankers and related time-charter contracts, debt facilities and other assets and rights, for an aggregate purchase price of approximately $455 million. The transaction will be partially financed with the issuance to Teekay of $25 million of newly issued shares of Teekay Tankers Class A common stock, and the remaining amount will be financed through a combination of cash payments to Teekay and the assumption by Teekay Tankers of existing debt secured by the acquired vessels. As a result of this share issuance, Teekay’s economic interest in Teekay Tankers will increase from approximately 20% to approximately 25% and its voting interest as a result of its combined ownership of Class A and Class B shares will increase from approximately 51% to approximately 53%.

As part of this transaction, Teekay and Teekay Tankers will enter into a non-competition agreement, which will provide Teekay Tankers with a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities developed by Teekay for a period of three years from the closing date of this transaction. The transaction is subject to final documentation, receiving relevant third party consents, and other customary closing conditions and is expected to be completed in the second quarter of 2012.

Sale of Remaining Interest in OPCO to Teekay Offshore

In March 2011, we sold our remaining 49% interest in Teekay Offshore Operating L.P. (or OPCO), a subsidiary of Teekay Offshore, to Teekay Offshore for a combination of $175 million in cash (less $15 million in distributions made by OPCO to us between December 31, 2010 and the date of acquisition) and 7.6 million Teekay Offshore common units issued to us in a private placement. In addition, Teekay Offshore issued to its general partner for cash a sufficient general partner interest in order for it to maintain its 2% general partner interest. The sale increased Teekay Offshore’s ownership of OPCO from 51% to 100%. As a result of the transaction, our ownership of Teekay Offshore increased to 36.9% (including our 2% general partner interest).

Private Placements by Teekay Offshore

In July 2011, Teekay Offshore completed a private placement of 0.7 million common units at a price of $28.04 per unit to an institutional investor for gross proceeds (including the general partner’s 2% proportionate capital contribution) of approximately $20.4 million. Teekay Offshore used the proceeds from the issuance of common units to partially fund the acquisition of the four newbuilding shuttle tankers to be chartered under long-term fixed-rate charters with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. These vessels are scheduled to deliver during mid to late 2013. As a result of the private placement, our ownership of Teekay Offshore was reduced to 36.5% (including our 2% general partner interest).

In November 2011, Teekay Offshore sold approximately 7.1 million common units in a private placement to a group of institutional investors for proceeds of approximately $170 million (excluding the general partner’s 2% proportionate capital contribution). Teekay Offshore used the proceeds from the sale of common units to partially finance its acquisition from Sevan Marine ASA (or Sevan) in November 2011 of the Sevan Piranema (or Piranema) FPSO unit and of the four BG newbuilding shuttle tankers. As a result of this private placement, our ownership of Teekay Offshore was reduced to 33.0% (including our 2% general partner interest). We maintain control of Teekay Offshore by virtue of our control of the general partner and will continue to consolidate the subsidiary.

Public Offerings of Senior Unsecured Bonds

In January 2012, Teekay Offshore issued NOK 600 million in senior unsecured bonds that mature in January 2017 in the Norwegian bond market. The aggregate principal amount of the bonds is equivalent to approximately $100.0 million U.S. dollars and all interest and principal repayments were swapped into U.S. dollars and interest payments were fixed. The proceeds of the bonds were used by Teekay Offshore for general corporate purposes.

In April 2012, Teekay LNG issued NOK 700 million in senior unsecured bonds that mature in May 2017 in the Norwegian bond market and all interest and principal payments will be swapped into U.S. dollars. The proceeds of the bonds, which will be available to Teekay LNG upon settlement in early May 2012, are expected to be used for general corporate purposes. Teekay LNG will apply for listing of the bonds on the Oslo Stock Exchange.

Public Offerings by Teekay LNG

In April 2011, Teekay LNG completed a public offering of 4.3 million common units (including 0.6 million common units issued upon the partial exercise of the underwriters’ overallotment option) at a price of $38.88 per unit, for gross proceeds (including the general partner’s 2% proportionate capital contribution) of approximately $168.7 million. Teekay LNG used the net offering proceeds to fund the equity purchase price of its acquisition from Teekay of a 33% interest in three newbuilding LNG carriers to provide service to the Angola LNG Project. Between August and October 2011, three of the Angola LNG carriers delivered and commenced their charter contracts. The fourth Angola LNG carrier delivered in January 2012. As a result of the public offering, our ownership of Teekay LNG was reduced to 43.6% (including our 2% general partner interest).

In November 2011, Teekay LNG completed a public offering of 5.5 million common units at a price of $33.40 per unit, for net proceeds (including the general partner’s 2% proportionate capital contribution) of approximately $179.5 million. Teekay LNG used the proceeds from the common units to partially finance the acquisition, through its joint venture with Marubeni Corporation, of six LNG carriers from A.P. Moller-Maersk A/S discussed below. As a result of the public offering, our ownership of Teekay LNG was reduced to 40.1% (including our 2% general partner interest). We maintain control of Teekay LNG by virtue of our control of the general partner and will continue to consolidate the subsidiary.

Recent Offshore Business Developments

In October 2011, we entered into an agreement with Sevan and holders of more than two-thirds of each of Sevan’s bond loans for Teekay to acquire three FPSO units from Sevan and to make an equity investment in a recapitalized Sevan. Under the terms of the agreement, we agreed to: (a) acquire from Sevan three FPSO units, the Sevan Piranema (or Piranema), the Sevan Hummingbird (or Hummingbird) and the Sevan Voyageur (or Voyageur), along with their existing charter contracts, for an aggregate purchase price of $668 million plus the remaining cost required to complete the upgrade of the Voyageur, which is estimated to be $110 to $130 million; (b) invest $25 million in a new issuance of Sevan equity, which was expected to provide us with a 40% ownership interest in a recapitalized Sevan; and (c) enter into a cooperation agreement whereby, among other things, we will have the right to acquire future FPSO projects developed by Sevan. In November 2011, we acquired the Hummingbird for approximately $184 million (including an adjustment for working capital) and made an investment of approximately $25 million to obtain a 40% ownership interest in a recapitalized Sevan. Teekay Offshore acquired the Piranema directly from Sevan in November 2011 for approximately $164 million (including an adjustment for working capital). Our purchase of the Voyageur is expected to be completed in the fourth quarter of 2012. Please read “Item 18. Financial Statements: Note 3—Acquisition of FPSO Units and Investment in Sevan Marine ASA.”

We recently entered into an agreement with Odebrecht Oil & Gas S.A. (or Odebrecht) to jointly pursue FPSO projects in Brazil. We are currently working with Odebrecht on potential project opportunities and in 2012 agreed with Odebrecht to be a 50% partner in the Tiro and Sidon FPSO project. Odebrecht is a well-established Brazil-based company that operates globally in the engineering and construction, petrochemical, bio-energy, energy, oil and gas, real estate and environmental engineering sectors.

In June 2011, we entered into long-term, fixed-rate charters with BG to provide shuttle tanker services in Brazil. Under the terms of the contract, we will provide four Suezmax newbuilding shuttle tankers to be constructed by Samsung Heavy Industries (or Samsung) in South Korea. As at December 31, 2011, payments made towards these commitments totalled $44.6 million and the remaining payments required to be made under these newbuilding contracts were $78.1 million (2012) and $323.3 million (2013). Upon delivery, which is scheduled for mid- to late-2013, the vessels will commence operations under 10-year time-charters. The contract with BG also includes certain extension options and vessel purchase options.

In addition, in June 2011, we entered into an agreement with BG Norge Limited (or BG Norge) to provide an FPSO unit for the Knarr oil and gas field located in the North Sea. Under the terms of the contract, we will provide a newly-built FPSO unit to be constructed by Samsung in South Korea for an estimated fully built-up project cost of approximately $1 billion. The FPSO unit, which will have a maximum design production capacity of 63,000 barrels per day, is scheduled to deliver late 2013, after which time it will commence operations under its charter contract with BG Norge for a firm period of either six or ten years plus extension options for a total period of up to 20 years. Under the terms of the agreement, BG Norge has until the end of 2012 to decide on the firm period of the charter contract.

Acquisition of LNG carriers by Teekay LNG

In October 2011, Teekay LNG Partners and the Marubeni Corporation (or Marubeni) entered into an agreement to acquire, through a joint venture, ownership interests in six LNG carriers from Denmark-based A.P. Moller-Maersk A/S (or Maersk) for an aggregate purchase price of approximately $1.3 billion. Teekay LNG and Marubeni have 52% and 48% economic interests, respectively, but share control in the joint venture (or the Teekay LNG-Marubeni Joint Venture). On February 28, 2012, Teekay LNG-Marubeni Joint Venture acquired a 100% interest in the six LNG carriers (or the Maersk LNG Carriers). Four of the six Maersk LNG Carriers are currently operating under long-term, fixed-rate time-charter contracts, with an average remaining firm contract period of approximately 17 years, plus extension options. The other two vessels are currently operating under medium-term, fixed-rate time-charters with an average remaining firm contract period of approximately three years. Since control of the Teekay LNG-Marubeni Joint Venture will be shared jointly between Teekay LNG and Marubeni, Teekay LNG expects to account for the Teekay LNG-Marubeni Joint Venture using the equity method.

The Teekay LNG-Marubeni Joint Venture financed approximately $1.06 billion of its acquisition from secured loan facilities, and the $266 million from equity contributions from Teekay LNG and Marubeni Corporation. Teekay LNG has a 52% economic interest in the Teekay-Marubeni Joint Venture and consequently its share of the equity contribution was approximately $138 million. Teekay LNG financed its equity contribution from its November 2011 equity offering.

Teekay Corporation will take over technical management of the acquired vessels after a transition period. Please read “Item 18. Financial Statements: Note 25(d)—Subsequent Events.

OTHER SIGNIFICANT PROJECTS AND DEVELOPMENTS

Angola LNG Project

We have a 33% interest in a joint venture to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The charters are at fixed rates, with inflation adjustments, commencing upon the vessel deliveries. The other members of the joint venture are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the joint venture, respectively. In connection with this award, the joint venture entered into agreements with Samsung to construct the four LNG carriers at a total cost of approximately $906.0 million (of which our 33% portion is $299.0 million) excluding capitalized interest and other miscellaneous construction costs. In February 2011, we offered to sell to Teekay LNG our 33% ownership interest in these vessels and related charter contracts, in accordance with existing agreements. In March 2011, the transaction was approved by the Board of Directors of Teekay LNG’s general partner and by its Conflicts Committee. From August to October 2011, three of the Angola LNG carriers delivered and commenced their 20 year fixed-rate charter contracts. The fourth Angola LNG carrier delivered in January 2012. Please read “Item 18. Financial Statements: Note 16(b)—Commitments and Contingencies—Joint Ventures.”

Storm Damage to Banff FPSO Unit

On December 7, 2011 the Petrojarl Banff FPSO unit (or Banff FPSO), which operates on the Banff field in the U.K. sector of the North Sea, encountered a severe storm event and sustained damage to its moorings, turret and subsea equipment which necessitated the shutdown of production on the unit. Due to damage incurred, on December 8, 2011 we declared force majeure and the Banff FPSO commenced a period of off hire which is currently expected to continue until the second quarter of 2013 while repairs are assessed and completed. As a result, for the year ended December 31, 2011 we experienced a loss of revenue of approximately $3 million. In addition, we expect to incur a loss of operating cash flow of approximately $35 million and $15 million in 2012 and 2013, respectively. Following repairs, the Banff FPSO unit is expected to resume production on the Banff field where it is expected to remain under contract until the end of 2018.

We are insured against all damage to the Banff FPSO and associated equipment related to this incident, subject to a $0.8 million deductible. We expect repair costs to the Banff FPSO and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event, will be reimbursed through our insurance coverage subject to the terms and conditions of the applicable policies.

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

Forward Freight Agreements. We are exposed to freight rate risk for vessels in our spot tanker sub-segment from changes in spot tanker market rates for vessels. In certain cases, we use forward freight agreements (or FFAs) to manage this risk. FFAs involve contracts to provide a fixed number of theoretical voyages at fixed rates, thus hedging a portion of our exposure to the spot-charter market. These agreements are recorded as assets or liabilities and measured at fair value. We have not designated these contracts as cash flow hedges for accounting purposes. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of income (loss).

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

Vessel Operating Expenses. Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We expect these expenses to increase as our fleet matures and to the extent that it expands.

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

Dry docking. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year dry docking period. We capitalize a substantial portion of the costs incurred during dry docking and for the survey and amortize those costs on a straight-line basis from the completion of a dry docking or intermediate survey over the estimated useful life of the dry dock. We expense as incurred costs for routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets and annual class survey costs for our FPSO units. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry docking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of:

•	charges related to the depreciation and amortization of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of dry docking expenditures over the useful life of the dry dock; and

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

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net revenues between periods.

Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar-ship-days primarily in explaining changes in vessel operating expenses, time-charter hire expense and depreciation and amortization.

Restricted Cash Deposits. Under the terms of the tax leases for four of our LNG carriers, we are required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. During vessel construction, however, the amount of restricted cash approximates the accumulated vessel construction costs. In December 2011, the capital lease on one of the four LNG carriers expired and the purchase obligation was fully funded with restricted cash deposits. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and loans from our joint venture partners. Please read “Item 18. Financial Statements: Note 10—Capital Lease Obligations and Restricted Cash.”

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

•

The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries, vessel dispositions and changes to the number of vessels we charter in. Please read “—Results of Operations” below for further details about vessel dispositions, deliveries and vessels chartered in. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•

Vessel operating expenses and other costs are facing industry-wide cost pressures. The oil shipping industry and offshore services market continues to experience a global manpower shortage of qualified seafarers due to growth in the world fleet, which in turn has resulted in upward pressure on manning costs. Going forward we expect that there will be increases in crew compensation which will result in higher crewing costs as we keep pace with market conditions. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational costs are likely to occur.

•

Our net income is affected by fluctuations in the fair value of our derivative instruments. Our cross currency and interest rate swap agreements and some of our foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of income (loss) as unrealized gains or losses on non-designated derivatives. The changes in fair value do not affect our cash flows or liquidity.

•

The amount and timing of dry dockings of our vessels can affect our revenues between periods. Our vessels are off hire at various times due to scheduled and unscheduled maintenance. During 2011 and 2010 we incurred 617 and 1,083 off-hire days relating to dry docking, respectively. The financial impact from these periods of off hire, if material, is explained in further detail below in “—Results of Operations”. Fourteen vessels are scheduled for dry docking in 2012.

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

We manage our business and analyze and report our results of operations on the basis of four segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided this operating segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment. Please read “Item 18. Financial Statements: Note 2—Segment Reporting.”

Year Ended December 31, 2011 versus Year Ended December 31, 2010

Shuttle Tanker and FSO Segment

Our shuttle tanker and FSO segment (which includes our Teekay Shuttle and Offshore business unit) includes our shuttle tankers and FSO units. The shuttle tanker and FSO segment had four shuttle tankers under construction as at December 31, 2011. The four shuttle tankers are scheduled for delivery in 2013. Please read “Item 18. Financial Statements: Note 16(a)—Commitments and Contingencies—Vessels Under Construction. “ We use our shuttle tankers and FSO units to provide transportation and storage services to oil companies operating offshore oil field installations. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time.

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Year Ended December 31,
	2011	2010	% Change
Revenues	613,768	622,195	(1.4)
Voyage expenses	97,743	111,003	(11.9)

Net revenues	516,025	511,192	0.9
Vessel operating expenses	196,536	182,614	7.6
Time-charter hire expense	74,478	89,768	(17.0)
Depreciation and amortization	129,293	127,438	1.5
General and administrative (1)	60,359	51,281	17.7
Asset impairments and net loss on sale of vessels and equipment	43,356	19,480	122.6
Restructuring charges	5,351	704	660.1

Income from vessel operations	6,652	39,907	(83.3)

Calendar-Ship-Days
Owned Vessels	13,053	11,221	16.3
Chartered-in Vessels	2,007	2,626	(23.6)

Total	15,060	13,847	8.8

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results—General and Administrative Expenses.”

The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in), as measured by calendar-ship-days, increased during 2011 compared to 2010, primarily due to an increase in owned shuttle tankers with the delivery of four newbuilding shuttle tankers, being the Amundsen Spirit and the Nansen Spirit (together, the 2010 Newbuilding Shuttle Tanker Acquisitions), and the Peary Spirit and the Scott Spirit (together, the 2011 Newbuilding Shuttle Tanker Acquisitions) in July 2010, October 2010, June 2011 and October 2011, respectively. This increase in shuttle tankers was partially offset by the sale of the Karratha Spirit FSO unit in March 2011.

Net Revenues. Net revenues increased to $516.0 million for 2011, from $511.2 million for 2010, primarily due to:

•	an increase of $38.5 million for 2011 due to the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions;

•	an increase of $16.4 million for 2011 due to an increase in revenues in our time-chartered-out fleet from entering into a new contract and increases in rates as provided in certain bareboat and time-charter-out contracts,

•	an increase of $1.8 million for 2011 related to an increase in reimbursable bunker costs as provided for in new contracts during 2010, partially offset by higher bunkers costs during 2011 as compared to the prior year; and

•	an increase of $0.7 million for 2011 from short-term offshore projects in the North Sea, which require the use of shuttle tankers;

partially offset by

•	a decrease of $24.4 million for 2011 due to lower revenues from our contract of affreightment shuttle tanker fleet from the declining oil production at mature oil fields in the North Sea compounded by fewer opportunities compared to the prior period to trade this excess capacity in the fleet in the conventional spot tanker market as a result of decreased demand for conventional crude transportation;

•	a decrease of $11.7 million for 2011 due to lower revenues related to the sale of the Karratha Spirit in March 2011;

•	decrease of $10.0 million for 2011, due to the redelivery of one vessel to us in March 2011 upon termination of the time-charter-out contract;

•	a decrease of $4.2 million for 2011 due to a lower charter rate on the Navion Saga in accordance with the charter contract, which took effect during the second quarter of 2010; and

•	a decrease of $0.9 million due to more off-hire days in our time-chartered-out fleet for 2011 as compared to 2010.

Vessel Operating Expenses. Vessel operating expenses increased to $196.5 million for 2011, from $182.6 million for 2010, primarily due to:

•	an increase of $15.6 million for 2011 due to the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions;

•	an increase of $8.3 million for 2011 in crew and manning costs as compared to the prior year resulting primarily from planned increases in wages; and

•	an increase of $3.3 million for 2011 due to an increase in the number of vessels dry docked, and costs related to services and spares (certain repair and maintenance items are more efficient to complete while a vessel is in dry dock; consequently, repair and maintenance costs will typically increase in periods when there is an increase in the number of vessels dry docked);

partially offset by

•	a decrease of $8.8 million for 2011 related to the sale of the Karratha Spirit in March 2011;

•	a decrease of $3.5 million relating to the layup of one of our vessels in July 2011as it awaits suitable projects;

•	a decrease of $1.1 million for 2011 relating to the settlement of a claim with a customer in 2010; and

•	a decrease of $1.1 million for 2011 relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes.

Time-Charter Hire Expense. Time-charter hire expense decreased to $74.5 million for 2011, from $89.8 million for 2010, primarily due to:

•	a decrease of $13.5 million for 2011 due to the redelivery of three time-chartered-in vessels to their owners in October 2011, February 2010 and November 2010;

•	a decrease of $2.3 million due to the acquisition of one previously chartered-in vessel in February 2010; and

•	a decrease of $1.2 million due to decreases in rates on certain contracts in the time-chartered-in fleet during 2011;

partially offset by

•	an increase of $1.2 million due to increased spot in-chartering during 2011; and

•	an increase of $0.5 million due to less offhire in the in-chartered fleet during 2011.

Depreciation and Amortization. Depreciation and amortization expense increased to $129.3 million for 2011, from $127.4 million for 2010, primarily due to the 2010 and 2011 Newbuilding Shuttle Tanker Acquisitions, partially offset by adjustments to the carrying value of certain capitalized dry docking expenditures in 2010, the write-down of one of our shuttle tankers in 2010, and the sale of the Karratha Spirit in March 2011.

Asset Impairments and Net Loss on Sale of Vessels and Equipment. Asset impairments and net loss on the sale of vessels and equipment were $43.4 million for 2011. The impairments primarily relate to three 1992-built shuttle tankers, all of which will be 20-years old in 2012, and one FSO unit. We determined these vessels were impaired and wrote down the carrying values of these vessels to their estimated fair value, which is either the estimated sales price of the vessel or the estimated scrap value. We identified the following indicators of impairment related to these vessels: the age of the vessels, the requirements of operating in the North Sea, a change in the operating plans for certain vessels, escalating dry dock costs, a continued decline in the fair market value of vessels, and a general decline in the future outlook for shipping and the global economy combined with delayed optimism on when the recovery may occur. Asset impairments and net loss on the sale of vessels and equipment for 2010 were $19.5 million, resulting from the write-down of certain shuttle equipment, as the carrying value exceeded its estimated fair value, and the impairment of a 1992-built shuttle tanker, as the shuttle tanker net carrying value exceeded the net undiscounted cash flows expected to be generated over its remaining useful life. Due to the termination of the vessel’s charter contract and recent economic developments it was determined in 2010 that the shuttle tanker may not generate the future cash flows that were anticipated when originally purchased. The vessel was written down to its estimated fair value. The shuttle tanker equipment was originally purchased for use in future shuttle tanker conversions or new shuttle tankers.

Restructuring Charges. During 2011 and 2010, we incurred restructuring charges of $5.4 million and $0.7 million, respectively, in connection with the termination of employment for certain of the crew members of the Karratha Spirit following the sale of the vessel in March 2011, as well as the termination of the time-charter-out contract of one of our shuttle tankers. The restructuring charges from 2010 primarily resulted from the completion of the reflagging of certain vessels and a change in the nationality mix of our crews.

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

The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2011	2010	% Change
Revenues	464,810	463,931	0.2
Vessel operating expenses	242,332	209,283	15.8
Depreciation and amortization	96,915	95,784	1.2
General and administrative (1)	52,854	42,714	23.7
Gain on sale of vessels and equipment	(4,888)	—	(100.0)
Bargain purchase gain	(58,235)	—	(100.0)

Income from vessel operations	135,832	116,150	16.9

Calendar-Ship-Days
Owned Vessels	2,982	2,920	2.1

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results—General and Administrative Expenses.”

The average fleet size of our FPSO segment, as measured by calendar-ship-days, increased during 2011 compared to 2010 due to the acquisition of the Hummingbird FPSO unit by Teekay and the Piranema FPSO unit by Teekay Offshore (or the Sevan Acquisitions) on November 30, 2011.

Revenues. Revenues increased to $464.8 million for 2011, from $463.9 million for 2010, primarily due to:

•	an increase of $28.3 million due to supplemental efficiency and tariff payments received under the amended Petrojarl Foinaven FPSO contract;

•	an increase of $14.5 million due to the Sevan Acquisitions;

•	an increase of $6.7 million due to increased rates on the Rio das Ostras FPSO unit effective April 2011, concurrent with starting a new contract on the Aruana field off of Brazil;

•	an increase of $4.4 million due to a planned maintenance shutdown of the Petrojarl Foinaven FPSO unit in the third quarter of 2010;

•	an increase of $4.0 million due to foreign currency exchange differences in 2011 as compared to 2010;

•	an increase of $3.5 million relating to back-pay negotiated payments to us for services previously rendered to the charterer of the Rio das Ostras FPSO unit; and

•	an increase of $3.1 million due to a planned maintenance shutdown for 13 days on the Petrojarl Varg FPSO unit in the third quarter of 2010;

partially offset by

•	a decrease of $59.2 million for one-time payments received in 2010 under the amended operating contract for the Petrojarl Foinaven related to operations in previous years and recognized in 2010; and

•	a decrease of $3.2 million due to the weather related incident involving the Banff FPSO unit. Please read “—Other Significant Projects and Developments.”

As part of our acquisition of Teekay Petrojarl in July 2008 and Sevan in November 2011, we assumed certain FPSO service contracts that had less favorable terms than prevailing market terms at the time of the acquisitions. This contract value liability, which was initially recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis, based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for 2011 was $46.2 million (2010—$47.6 million). The decrease in 2011, compared to 2010, was due to increases in the amortization periods resulting from operating contract amendments and changes to expected contract durations for two of our FPSO units. Please read “Item 18. Financial Statements: Note 6—Goodwill, Intangible Assets and In-Process Revenue Contracts.”

Vessel Operating Expenses. Vessel operating expenses increased to $242.3 million for 2011, from $209.3 million for 2010, primarily due to:

•	an increase of $10.3 million due to increased inspections, repairs, crew and travel costs in 2011 relating to the Petrojarl I FPSO unit compared to 2010;

•	an increase of $6.9 million due to higher repairs and maintenance costs associated with the Apollo Spirit, an FSO unit used to service the Petrojarl Banff FPSO unit, due to a scheduled dry dock in 2011;

•	an increase of $6.7 million due to the Sevan Acquisitions;

•	an increase of $6.4 million due to the weakening of the U.S. Dollar against the Norwegian Kroner in 2011 compared to 2010;

•	an increase of $3.2 million due to increased repairs on the Rio das Ostras FPSO unit while on yard stay and higher consumables and spares in 2011 compared to 2010; and

•	an increase of $3.1 million due to planned crew and manning wage increases during 2011;

partially offset by

•	a decrease of $3.9 million due to a planned maintenance shutdown for 13 days on the Petrojarl Varg FPSO unit in the third quarter of 2010.

Depreciation and Amortization. Depreciation and amortization expense increased to $96.9 million for 2011, from $95.8 million for 2010, primarily due capital upgrades on the Rio das Ostras FPSO unit for the Aruana field in the first quarter of 2011 and the Sevan Acquisitions.

Gain on Sale of Vessels and Equipment. Gain on sale of vessels and equipment of $4.9 million for 2011 relates to a gain on sale of equipment related to the Tiro and Sidon FPSO project.

Bargain purchase gain. As part of the acquisition of FPSO units by us and Teekay Offshore from Sevan and our 40% equity investment in Sevan, we recognized a bargain purchase gain on acquisition of $58.2 million. Please read “Item 18. Financial Statements—Note 3: Acquisition of FPSO Units from and investment in Sevan Marine ASA.”

Liquefied Gas Segment

Our liquefied gas segment (which includes our Teekay Gas Services business unit) consists of LNG and LPG carriers subject to long-term, fixed-rate time-charter contracts. We expect our liquefied gas segment to increase due to Teekay LNG’s 52% interest in the Teekay-Marubeni Joint Venture and its acquisition on February 28, 2012 of the six LNG carriers from Maersk.

The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2011	2010	% Change
Revenues	272,041	248,378	9.5
Voyage expenses	4,862	29	16,665.5

Net revenues	267,179	248,349	7.6
Vessel operating expenses	48,158	46,497	3.6
Depreciation and amortization	63,641	62,904	1.2
General and administrative (1)	20,586	20,147	2.2
Gain on sale of vessels and equipment	—	(4,340)	100.0
Restructuring charges	—	394	(100.0)

Income from vessel operations	134,794	122,747	9.8

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	5,126	5,051	1.5

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of resources).

The increase in the average fleet size of our liquefied gas segment, as measured by calendar-ship-days, was primarily due to the deliveries of two Multigas carriers, the Norgas Unikum and Norgas Vision, on June 15, 2011 and October 17, 2011, respectively, and the delivery of an LPG carrier, the Norgas Camilla, on September 15, 2011 (collectively, the 2011 Gas Carrier Deliveries); partially offset by the sale of an LPG carrier, the Dania Spirit, on November 5, 2010.

During 2011, two of our LNG carriers, the Arctic Spirit and Polar Spirit, were off hire for approximately 11 days and 50 days, respectively, relating to scheduled dry dockings, compared to 288 off-hire days in 2010, of which 44 days were related to scheduled dry dockings of the two vessels, with the remainder due to the Arctic Spirit being idle with no contract.

Net Voyage Revenues. Net voyage revenues increased to $267.2 million for 2011, from $248.3 million for 2010, primarily due to:

•	an increase of $15.6 million due to an increase in the hire rates under new charter contracts for the Arctic Spirit and Polar Spirit during 2011 as compared to the prior year;

•	an increase of $5.3 million due to the 2011 Gas Carrier Deliveries;

•	an increase of $4.1 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during 2011 compared to the prior year; and

•	an increase of $0.9 million, due to operating expense recovery adjustments during 2011 in the charter-hire rates for the Tangguh LNG Carriers;

partially offset by

•	a decrease of $4.0 million due to the sale of the Dania Spirit on November 5, 2010; and

•	a decrease of $1.2 million for 2011 due to the Arctic Spirit and Polar Spirit being offhire for 11 days and 13 days, respectively, in the second quarter of 2011 for scheduled dry dockings.

Vessel Operating Expenses. Vessel operating expenses increased to $48.2 million for 2011, from $46.5 million for 2010, primarily due to:

•	an increase of $2.9 million due to the scope and extent of service and maintenance activities performed in 2011 compared to 2010 and an increase in manning costs for certain of our LNG carriers;

•	an increase of $0.8 million due to unemployment for the Arctic Spirit for most of 2010. As a result, we were able to operate the vessel throughout 2010 with a reduced average number of crew on board and we reduced the amount of repair and maintenance activities performed; and

•	an increase of $0.7 million due to the effect on our Euro-denominated crew manning expenses from the strengthening of the Euro against the U.S. Dollar during 2011 compared to 2010 (a portion of our vessel operating expenses are denominated in Euros, which is primarily due to the nationality of our crew);

partially offset by

•	a decrease of $2.3 million due to the sale of the Dania Spirit on November 5, 2010; and

•	a decrease of $1.0 million due to lower insurance rates upon renewal in 2011.

Depreciation and Amortization. Depreciation and amortization increased to $63.6 million for 2011, from $62.9 million for 2010, primarily due to:

•	an increase of $1.5 million due to the 2011 Gas Carrier Deliveries; and

•	an increase of $1.2 million as a result of amortization of dry-dock expenditures incurred during 2011;

partially offset by

•	a decrease of $0.9 million due to the sale of the Dania Spirit on November 5, 2010.

Gain on Sale of Vessels and Equipment. The $4.3 million gain on sale of vessel in 2010 relates to the sale of the Dania Spirit in November 2010.

Conventional Tanker Segment

Our conventional tanker segment (which includes our Teekay Tankers Services business unit) consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).

a) Fixed-Rate Tanker Sub-Segment

Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment, includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of more than one year. In addition, we have a 50% interest in a VLCC under construction that is scheduled for delivery in 2013, which will be accounted for under the equity basis. Upon delivery, this vessel will commence operation under a time-charter for a term of five years. Please read “Item 18. Financial Statements: Note 16(b)—Commitments and Contingencies—Joint Ventures.”

The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our fixed-rate tanker sub-segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Year Ended December 31,
	2011	2010	% Change
Revenues	369,849	382,577	(3.3)
Voyage expenses	4,406	4,446	(0.9)

Net revenues	365,443	378,131	(3.4)
Vessel operating expenses	123,027	109,483	12.4
Time-charter hire expense	33,623	60,466	(44.4)
Depreciation and amortization	84,256	82,746	1.8
General and administrative (1)	44,618	43,147	3.4
Asset impairments and net loss on sale of vessels and equipment	58,252	154	37,726.0
Goodwill impairment	10,809	—	100.0
Restructuring charges	16	330	(95.2)

Income from vessel operations	10,842	81,805	(86.7)

Calendar-Ship-Days
Owned Vessels	12,199	11,919	2.4
Chartered-in Vessels	1,911	2,626	(27.2)

Total	14,110	14,545	(3.0)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results—General and Administrative Expenses.”

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, decreased for 2011 compared to the prior year, primarily due to:

•	the transfer to the spot-rate tanker sub-segment of two Aframax tankers, on a net basis, (consisting of the transfer-in of three owned vessels from the spot tanker sub-segment, and the transfer-out of three owned vessels and two in-chartered vessels to the spot tanker sub-segment);

•	an overall decrease in the number of in-chartered vessel days during 2011;

•	the sale of one product tanker in August 2010; and

•	the redelivery by us of one VLCC and one Aframax tanker to their owners during 2011 upon expiration of in-charters;

partially offset by

•	the transfer of one Suezmax tanker from the spot tanker sub-segment in April 2010; and

•	the deliveries of two product tankers in April 2011.

The collective impact from the above noted fleet changes are referred to below as the Net Fleet Reduction.

Net Revenues. Net revenues decreased to $365.4 million in 2011, from $378.1 million for 2010, primarily due to:

•	a decrease of $14.4 million from the redeliveries of in-chartered vessels; and

•	a decrease of $9.0 million from the sale of a product tanker in August 2010;

partially offset by

•	an increase of $11.5 million resulting from interest income from our investment in term loans, as discussed below.

We earned interest income of $16.8 million and $5.3 million, respectively, for 2011 and 2010 from our investment in three term loans which totalled $187 million as at December 31, 2011, which are collateralized by first-priority mortgages on three modern VLCCs.

Vessel Operating Expenses. Vessel operating expenses increased to $123.0 million in 2011, from $109.5 million in 2010, primarily due to $12.7 million related to the addition of two product tankers and $5.5 million related to an increase in manning for certain of our conventional tankers and the timing of services and maintenance. These increases were partially offset by $4.5 million as a result of the Net Fleet Reduction.

Time-Charter Hire Expense. Time-charter hire expense decreased to $33.6 million in 2011, from $60.5 million in 2010, primarily due to a net decrease in the number of in-chartered vessel days as vessels were redelivered to their owners upon expiration of in-charter contracts, and vessels transferring to the spot tanker sub-segment.

Depreciation and Amortization. Depreciation and amortization expense increased to $84.3 million in 2011, from $82.7 million in 2010, primarily due to an increase in capitalized dry docking expenditures incurred during 2011.

Asset Impairments and Net loss on Sale of Vessels and Equipment. Asset impairments and net loss on sale of vessels and equipment were $58.3 million for 2011. The impairments relate to three vessels built in 2000, 2004 and 2005. We determined these vessels were impaired and wrote down the carrying values of these vessels to their estimated fair value, which is either the estimated sales price of the vessel or the estimated scrap value. We identified the following indicators of impairment related to these vessels: a change in the operating plans for certain vessels, escalating dry dock costs, a continued decline in the fair market value of vessels, and a general decline in the future outlook for shipping and the global economy combined with delayed optimism on when the recovery may occur. “Please read Item 18. Financial Statements: Note 18(b) Write-downs and Note 11(a) Fair Value Measurements.”

Goodwill Impairment. Goodwill impairment was $10.8 million for 2011 as a result of a write-down of goodwill relating to Suezmax tankers. The recognition of the goodwill impairment charge was driven by the continuing weak tanker market, which has largely been caused by an oversupply of vessels relative to demand. Please read “Item 18. Financial Statements: Note 6 Goodwill, Intangible Assets and In-Process Revenue Contracts.”

b) Spot Tanker Sub-Segment

Our spot tanker sub-segment, a subset of our conventional tanker segment, consists of conventional crude oil tankers and product tankers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Certain of our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment.

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

The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our spot tanker sub-segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Year Ended December 31,
	2011	2010	% Change
Revenues	233,314	378,672	(38.4)
Voyage expenses	69,603	129,619	(46.3)

Net revenues	163,711	249,053	(34.3)
Vessel operating expenses	67,634	82,670	(18.2)
Time-charter hire expense	106,078	135,758	(21.9)
Depreciation and amortization	54,503	71,833	(24.1)
General and administrative (1)	45,199	36,454	24.0
Asset impairments and net loss on sale of vessels and equipment	54,339	33,856	60.5
Goodwill impairment	25,843	—	100.0
Restructuring charge	123	14,968	(99.2)

Loss from vessel operations	(190,008)	(126,486)	50.2

Calendar-Ship-Days
Owned Vessels	7,367	8,185	(10.0)
Chartered-in Vessels	5,555	6,372	(12.8)

Total	12,922	14,557	(11.2)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the spot tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our spot tanker fleet (including vessels chartered-in), as measured by calendar-ship-days, decreased for 2011, compared to the prior year, primarily due to:

•	the sale of two Aframax tankers in 2010 and one in 2011;

•	the redelivery by us of four Aframax tankers and six Suezmax tankers to their owners during 2011 upon expiration of in-charters; and

•	the transfer of one Suezmax tanker to the fixed-rate tanker sub-segment in April 2010;

partially offset by

•	the transfer to the spot-rate tanker sub-segment of two Aframax tankers, on a net basis, (consisting of the transfer-out of three owned vessels to the fixed tanker sub-segment, and the transfer-in of three owned vessels and two in-chartered vessels from the fixed tanker sub-segment); and

•	the transfer by us of one in-chartered VLCC from the fixed-rate tanker sub-segment in February 2011 before redelivery to its owner in May 2011.

The collective impact from the above noted fleet changes are referred to below as the Net Spot Fleet Reductions.

Tanker Market and TCE Rates

Crude tanker rates strengthened during the fourth quarter of 2011 due to seasonal factors and an increase in global oil production to record highs. In the Atlantic, weather in the North Sea and Baltic Sea and transit delays through the Turkish Straits led to an increase in European Aframax and Suezmax rates. The return of Libyan oil production to approximately 1.0 million barrels per day (mb/d) by the end of the year also provided support to tanker rates in the Mediterranean. In the Pacific, an increase in Asian oil imports to meet peak winter demand caused rates to firm up, particularly in the large crude oil tanker sectors. Weather disruptions in the Atlantic have continued to give support to crude tanker rates in early 2012.

The world tanker fleet grew by 26.1 million deadweight tonnes (mdwt), or 5.8%, during 2011, compared to an increase of 17.7 mdwt, or 4.1%, during 2010. A total of 39.6 mdwt of new tankers entered the global fleet in 2011, a decrease from 41.5 mdwt in the prior year. A total of 13.6 mdwt of tankers were removed for scrapping or conversion during 2011, a decrease from 23.8 mdwt in the prior year. Approximately 50 mdwt of tankers are scheduled for delivery during 2012; however, we anticipate an order book slippage rate of around 33% due to construction delays and order cancellations and estimate actual deliveries of approximately 33.5 mdwt. Assuming scrapping of 12 mdwt occurs, we estimate that the tanker fleet will grow by approximately 21.5 mdwt, or 4.5%, during 2012.

Based on the average range of forecasts from the International Energy Agency (IEA), the Energy Information Agency (EIA) and the Organization of Petroleum Exporting Countries (OPEC), global oil demand is expected to grow by 1.0 mb/d in 2012, with growth expected to be driven entirely by non-OECD regions. This increase in oil demand is expected to increase demand for tankers through 2012. In addition, we anticipate that average voyage distances will lengthen during 2012 due to a narrowing in the price spread between crude oil produced in the Atlantic—such as Brent—and Middle Eastern grades, which we expect will make Atlantic basin crude more attractive to Asian buyers.

With tanker supply growth expected to exceed demand growth for at least the first half of 2012, the current seasonal strength is expected to give way to spot tanker rate weakness and volatility similar to that experienced in 2011. These conditions are expected to persist through much of 2012 before an anticipated reduction in tanker supply growth begins to provide support for potentially stronger rates in the latter part of the year.

	Year Ended
	December 31, 2011			December 31, 2010			December 31, 2009
Vessel Type	Net Revenues ($000’s)	Revenue Days	TCE Rate $	Net Revenues ($000’s)	Revenue Days	TCE Rate $	Net Revenues ($000’s)	Revenue Days	TCE Rate $
Spot Fleet (1)
Suezmax Tankers	64,529	4,387	14,709	116,986	4,983	23,477	118,279	4,851	24,382
Aframax Tankers	76,606	6,332	12,098	110,437	7,006	15,763	208,437	11,650	17,892
Large/Medium Product Tankers	23,486	1,832	12,820	26,020	1,768	14,717	45,091	2,748	16,409
Other (2)	(850)	—	—	(4,390)	—	—	3,078	—	—

Totals	163,771	12,551	13,048	249,053	13,757	18,104	374,885	19,249	19,476

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment with an initial term of less than one year.
(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the amortization of in-process revenue contracts and the cost of fuel while off hire.

Average spot tanker TCE rates decreased for 2011 compared to the prior year. The TCE rates generally reflect continued weak global oil demand caused by the global economic slowdown. Partially in response to this global economic slowdown, we reduced our exposure to the spot tanker market through the sale of certain vessels that were trading on the spot market, entered into fixed-rate time charters for certain tankers that were previously trading in the spot market, and re-delivered in-chartered vessels. This shift away from our spot tanker employment to fixed-rate employment provided increased cash flow stability in light of a volatile spot tanker market.

Net Revenues. Net revenues decreased to $163.7 million in 2011, from $249.1 million for 2010, primarily due to decreases of $65.2 million from decreases in our average spot tanker TCE rates due to the relative weakening of the spot tanker market and $19.3 million from the Net Spot Fleet Reductions.

Vessel Operating Expenses. Vessel operating expenses decreased to $67.6 million in 2011, from $82.7 million for 2011, primarily due to $15.9 million from the Net Spot Fleet Reductions.

Time-Charter Hire Expense. Time-charter hire expense decreased to $106.1 million for 2011, from $135.8 million for 2010, primarily due to redeliveries of previously chartered-in vessels upon expiration of their in-charter contracts and a decrease in average in-charter contract hire rates.

Depreciation and Amortization. Depreciation and amortization expense decreased to $54.5 million in 2011, from $71.8 million for 2010, primarily due to a decrease of amortization of certain intangible contracts that were fully amortized in 2010 and the Net Spot Fleet Reductions.

Asset Impairments and Net loss on Sale of Vessels and Equipment. Asset impairments and net loss on sale of vessels and equipment were $54.3 million for 2011. The impairments relate to two 1992-built vessels, one 1993-built vessel, one 1994-built vessel and one 1997-built vessel. We determined these vessels were impaired and wrote down the carrying values of these vessels to their estimated fair value, which is either the estimated sales price of the vessel or the estimated scrap value. We identified the following indicators of impairment related to these vessels: a change in the operating plans for certain vessels, escalating dry dock costs, a continued decline in the fair market value of vessels, and a general decline in the future outlook for shipping and the global economy combined with delayed optimism on when the recovery may occur. Asset impairments and net loss on sale of vessels and equipment for 2010 of $33.9 million, were primarily due to write-downs of $31.7 million for certain customer contracts and three vessel purchase options which either expired unexercised or were unlikely to be exercised by us and a $1.9 million loss on the sale of a 1995-built Aframax tanker in August 2010.

Goodwill Impairment. Goodwill impairment was $25.8 million for 2011 as a result of a write-off of goodwill relating to Suezmax tankers. The recognition of the goodwill impairment charge was driven by the continuing weak tanker market, which has largely been caused by an oversupply of vessels relative to demand. Please read “Item 18. Financial Statements: Note 6 Goodwill, Intangible Assets and In-Process Revenue Contracts.”

Restructuring Charges. Restructuring charges for 2011 and 2010 primarily relate to costs incurred for certain vessel crew changes. We changed the crew operations being managed by an external management company to our own international seafarers in order to reduce future crewing costs.

Other Operating Results

The following table compares our other operating results for 2011 and 2010.

(in thousands of U.S. dollars, except percentages)	Year Ended December 31,
	2011	2010	% Change
General and administrative	(223,616)	(193,743)	15.4
Interest expense	(137,604)	(136,107)	1.1
Interest income	10,078	12,999	(22.5)
Realized and unrealized losses on non-designated derivative instruments	(342,722)	(299,598)	14.4
Equity loss	(35,309)	(11,257)	213.7
Foreign exchange gain	12,654	31,983	(60.4)
Loss on notes repurchase	—	(12,645)	(100.0)
Other income	12,360	7,527	64.2
Income tax (expense) recovery	(4,290)	6,340	(167.7)

General and Administrative Expenses. General and administrative expenses increased to $223.6 million for 2011, from $193.7 million for 2010, primarily due to:

•	an increase of $30.9 million in salaries and benefits primarily due to a one-time pension expense of $11.0 million related to the retirement of our former President and Chief Executive Officer on March 31, 2011, $1.7 million from the weakening of the U.S. Dollar against the Norwegian Kroner, Canadian dollar, Australian dollar, and other currencies, $4.9 million from an increase in the average number of employees, and $2.8 million from salary increases effective April 2011;

•	an increase of $7.2 million in corporate expenses due to higher business development and consulting fees, primarily in our Shuttle Tanker and FSO and FPSO segments, and an increase in directors’ fees;

•	an increase of $3.9 million in travel related primarily to increased business development activities; and

•	an increase of $1.1 million in acquisition costs related to the Sevan Acquisition;

partially offset by

•	a decrease of $6.3 million in lower short-term incentive compensation.

Interest Expense. Interest expense increased to $137.6 million for 2011, from $136.1 million for 2010, primarily due to an increase in average debt balance from $4.4 billion in 2010 to $4.9 billion in 2011, and

•	an increase of $7.9 million due to the effect of the November 2010 issuance of the 600 million Norwegian Kroner-denominated senior unsecured bonds due November 2013; and

•	an increase of $2.8 million due to increased EURIBOR rates relating to Euro-denominated debt;

partially offset by

•	a decrease due to the retirement at maturity of 8.875% senior unsecured notes due in July 2011;

•	a decrease of $7.6 million due to capitalized interest on the Tiro and Sidon FPSO project and Knarr FPSO unit; and

•	a decrease of $1.8 million from the scheduled capital lease repayments on the Madrid Spirit (the Madrid Spirit was financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash). During the fourth quarter of 2011 the Madrid Spirit lease expired and the purchase obligation was fully funded with restricted cash deposits.

The debt repayments under long-term revolving credit facilities that contributed to a decrease in interest expense for 2011 were primarily funded with net proceeds from the issuance of equity securities by our publicly listed subsidiaries and from the sale of assets to our public company subsidiaries and to third parties. When one of our publicly listed subsidiaries acquires an asset from us, a significant portion of the acquisition typically has been financed through the issuance to the public or private investors of equity securities by the subsidiary. To the extent that there are no immediate investment opportunities, we have generally applied the proceeds from the equity issuances and from the sale of assets to these subsidiaries and third parties towards debt reduction or increasing our cash balances. Please read “Item 4. Information on the Company—Recent Equity Offerings and Transactions by Subsidiaries.”

Interest Income. Interest income decreased to $10.1 million for 2011, compared to $13.0 million for 2010, primarily due to lower cash account balances and a scheduled capital lease repayment on one of our LNG carriers that was funded from restricted cash deposits that earn interest.

Realized and Unrealized Losses on Non-designated Derivative Instruments. Realized and unrealized losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income (loss). The realized (losses) gains relate to the amounts we actually received or paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments. Net realized and unrealized losses on non-designated derivatives were $342.7 million for 2011, compared to net realized and unrealized losses on non-designated derivatives of $299.6 million for 2010, as detailed in the table below:

	Year Ended December 31,
(in thousands of U.S. Dollars)	2011	2010
Realized (losses) gains relating to:
Interest rate swap agreements	(132,931)	(154,098)
Interest rate swap agreement amendments and terminations	(149,666)	—
Foreign currency forward contracts	9,965	(2,274)
Forward freight agreements, bunker fuel swaps and other	36	(7,914)

	(272,596)	(164,286)

Unrealized gains (losses) relating to:
Interest rate swaps	(58,405)	(146,780)
Foreign currency forward contracts	(11,399)	6,307
Forward freight agreements, bunker fuel swaps and other	(322)	5,161

	(70,126)	(135,312)

Total realized and unrealized losses on non-designated derivative instruments	(342,722)	(299,598)

The total realized and unrealized losses on non-designated derivative instruments were $342.7 million and $299.6 million for 2011 and 2010, respectively. The realized losses relate to amounts we actually realized or paid to settle such derivative instruments, or for interest rate swap agreement amendments and terminations. The unrealized losses on interest rate swaps for 2011 were primarily due to changes in the forward interest swap rates.

During 2011 and 2010, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.0 billion and $2.7 billion, respectively, with average fixed rates of approximately 3.5% and 4.1%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.1% and, as such, we incurred realized losses of $132.9 million and $154.1 million, respectively, during 2011 and 2010 under the interest rate swap agreements. We incurred realized losses of $149.7 million and $nil, respectively, during 2011 and 2010 for amending the terms of five interest rate swaps to reduce the weighted average fixed interest rate from 5.1% to 2.5%, and for the termination of two interest rate swaps.

As a result of significant decreases in long-term benchmark interest rates in 2011 and 2010, we recognized unrealized losses of $70.1 million in 2011 and $135.3 million in 2010. Please see “Item 5. Operating and Financial Review and Prospects: Valuation of Derivative Instruments,” which explains how our derivative instruments are valued, including a description of significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gain on derivative instruments.

Equity Loss. Equity losses were $35.3 million and $11.3 million for 2011 and 2010, respectively. The loss was primarily comprised of our share of the earnings (loss) from the Angola LNG Project, the RasGas 3 Joint Venture and from the Exmar Joint Venture. Please read “Item 18. Financial Statements: Note 23—Equity Accounted Investments.” Of the equity loss for 2011, $35.3 million relates to our share of unrealized loss on interest rate swaps for 2011. This compares to unrealized loss on interest rate swaps of $26.3 million included in equity loss for 2010. In addition, the equity loss for 2011 includes the impairment of an investment in a joint venture of $19.4 million.

Foreign Exchange Gain. Foreign exchange gains were $12.7 million and $32.0 million for 2011 and 2010, respectively. These foreign currency exchange gains, substantially all of which were unrealized, are due primarily to the relevant period end revaluation of our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes. Gains reflect a strengthening U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.

Other Income. Other income of $12.4 million for 2011 was primarily comprised of leasing income of $2.9 million in 2011, a $3.4 million gain in 2011 related to a gain on sale of marketable securities, and $6.1 million in miscellaneous income.

Income Tax Recovery (Expense). Income tax expense was $4.3 million for 2011, compared to an income tax recovery of $6.3 million for 2010. The increase to income tax expense was primarily due to taking a full valuation allowance against the deferred tax asset relating to Norwegian tax losses carried forward, partially offset by an increase in deferred income tax recovery relating to unrealized foreign exchange translation losses and a tax loss on the sale of a vessel.

Net Loss. As a result of the foregoing factors, net loss amounted to $386.7 million for 2011, compared to net loss of $166.6 million for 2010.

Year Ended December 31, 2010 versus Year Ended December 31, 2009

Shuttle Tanker and FSO Segment

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change
Revenues	622,195	583,320	6.7
Voyage expenses	111,003	86,499	28.3

Net revenues	511,192	496,821	2.9
Vessel operating expenses	182,614	173,463	5.3
Time-charter hire expense	89,768	113,786	(21.1)
Depreciation and amortization	127,438	122,630	3.9
General and administrative (1)	51,281	50,923	0.7
Asset impairments and net loss on sale of vessels and equipment	19,480	1,902	924.2
Restructuring charges	704	7,032	(90.0)

Income from vessel operations	39,907	27,085	47.3

Calendar-Ship-Days
Owned Vessels	11,221	10,950	2.5
Chartered-in Vessels	2,626	2,727	(3.7)

Total	13,847	13,677	1.2

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results—General and Administrative Expenses.”

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

Net Revenues. Net revenues increased to $511.2 million for 2010, from $496.8 million for 2009, primarily due to:

•	an increase of $16.5 million due to increased rates on certain bareboat and time-charter contracts and contracts of affreightment, primarily as a result of contract renewals at higher rates;

•	an increase of $10.6 million due to the inclusion of the Falcon Spirit FSO unit commencing in December 2009;

•	an increase of $4.6 million due to the delivery of the two new shuttle tankers, the Amundsen Spirit and the Nansen Spirit, commencing in July 2010 and October 2010, respectively;

•	an increase of $3.8 million due to foreign currency exchange differences as compared to 2009;

•	an increase of $1.0 million from an increase in the number of cargo liftings due to increased oil production at the Heidrun field, a mature oil field in the North Sea that is serviced by certain shuttle tankers on contracts of affreightment; and

•	an increase of $0.8 million due to a payment made to us by a joint venture partner as the number of dry dock days for the applicable vessel exceeded the maximum allowed under our agreement with this joint venture partner;

partially offset by

•	a net decrease of $16.5 million from fewer shuttle tanker revenue days due to declining oil production at mature oil fields in the North Sea, a decrease in revenue days in the conventional spot market from decreased demand for conventional crude transportation, partially offset by an increase in revenues from certain projects; and

•	a decrease of $6.3 million due to the redelivery of one in-chartered vessel in June 2009 as it completed its time-charter contract.

Vessel Operating Expenses. Vessel operating expenses increased to $182.6 million for 2010, from $173.5 million for 2009, primarily due to:

•	an increase of $6.8 million due to the acquisition of a previously in-chartered shuttle tanker in February 2010;

•	an increase of $4.3 million due to the delivery of the two new shuttle tankers, the Amundsen Spirit and the Nansen Spirit, commencing in July 2010 and October 2010, respectively;

•	an increase of $4.3 million relating to repairs and maintenance performed during 2010 on certain vessels, crew training costs and port costs;

•	an increase of $3.3 million due to the inclusion of the Falcon Spirit FSO unit in December 2009; and

•	an increase of $3.2 million due to weakening of the U.S. Dollar against the Australian Dollar compared to 2009;

partially offset by

•	a decrease of $7.0 million relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes;

•	a decrease of $3.2 million in crew and manning costs resulting primarily from cost saving initiatives that commenced in 2009, as described below under restructuring charges;

•	a decrease of $2.2 million due to decreases in the cost of services, spares and consumables during 2010; and

•	a decrease of $2.0 million due to the redelivery of one in-chartered vessel in June 2009 as it completed its time-charter agreement.

Time-Charter Hire Expense. Time-charter hire expense decreased to $89.8 million for 2010, from $113.8 million for 2009, primarily due to:

•	a decrease of $24.0 million primarily resulting from the redelivery of three in-chartered shuttles to their owners in June 2009, November 2009 and February 2010, upon expiration of their in-charter contracts; and

•	a decrease of $12.6 million due to the acquisition of a previously in-chartered shuttle tanker in February 2010;

partially offset by

•	an increase of $11.9 million due to less off hire in the in-chartered fleet and an increase in spot in-chartering of vessels; and

•	an increase of $0.7 million due to higher dry docking amortization relating to one of our in-chartered vessels.

Depreciation and Amortization. Depreciation and amortization expense increased to $127.4 million for 2010, from $122.6 million for 2009, primarily due to capitalized dry dock and vessel upgrade costs incurred in the second half of 2009, depreciation on a shuttle tanker acquired in February 2010, and two shuttle tankers that delivered in July and October 2010, partially offset by lower amortization on our FSO units as certain conversion costs were fully depreciated at the end of a fixed-term contract in April 2010.

Asset Impairments and Net Loss on Sale of Vessels and Equipment. Asset impairments and net loss on sale of vessels and equipment for 2010 of $19.5 million was due to the write-down of certain shuttle equipment and a 1992-built shuttle tanker, as both the shuttle equipment and shuttle tanker carrying values exceeded their estimated fair values. The shuttle tanker equipment was purchased for use in future shuttle tanker conversions or new shuttle tankers.

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

FPSO Segment

The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change
Revenues	463,931	390,576	18.8
Vessel operating expenses	209,283	200,856	4.2
Depreciation and amortization	95,784	102,316	(6.4)
General and administrative (1)	42,714	34,276	24.6

Income from vessel operations	116,150	53,128	118.6

Calendar-Ship-Days
Owned Vessels	2,920	3,101	(5.8)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

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

As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts that had terms that were less favorable than prevailing market terms at the time of acquisition. This contract value liability, which was initially recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis, based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for 2010 was $47.6 million (2009—$67.7 million). The decrease in 2010, compared to 2009, was due to increases in the amortization periods resulting from operating contract amendments and changes to expected contract durations for two of our FPSO units. Please read Item 18 – Financial Statements: Note 6 – Goodwill, Intangible Assets and In-Process Revenue Contracts.

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

Liquefied Gas Segment

The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change
Revenues	248,378	246,472	0.8
Voyage expenses	29	1,018	(97.2)

Net revenues	248,349	245,454	1.2
Vessel operating expenses	46,497	50,704	(8.3)
Depreciation and amortization	62,904	59,868	5.1
General and administrative (1)	20,147	20,007	0.7
Gain on sale of vessels and equipment	(4,340)	—	—
Restructuring charges	394	4,177	(90.6)

Income from vessel operations	122,747	110,698	10.9

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	5,051	4,637	8.9

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The increase in the average fleet size of our liquefied gas segment, as measured by calendar-ship-days, was primarily due to the deliveries of one LNG carrier in March 2009 (the Tangguh LNG Delivery) and two new LPG carriers in April 2009 and November 2009 (the LPG Deliveries), partially offset by the sale of one LPG carrier in November 2010.

During 2010, two of our vessels, the Arctic Spirit and the Dania Spirit, were off hire for a total of 288 days, of which approximately 44 days were related to scheduled dry dockings of the two vessels, with the remainder due to the Arctic Spirit being off hire with no charter contract. The Arctic Spirit commenced a new time-charter contract during the fourth quarter of 2010.

Net Revenues. Net revenues increased to $248.4 million for 2010, from $245.5 million for 2009, primarily due to:

•	an increase of $11.0 million due to the commencement of the time-charter related to the Tangguh LNG Delivery and an increase in the time-charter rate for the Tangguh Hiri relating to the operating element of the time-charter;

•	an increase of $4.1 million due to the commencement of the time-charters related to the LPG Deliveries, respectively; and

•	an increase of $4.0 million due to the absence of off-hire days in 2010 for the Galicia Spirit and Madrid Spirit compared to 53 off-hire days for these vessels in 2009 for scheduled dry docks;

partially offset by

•	a decrease of $11.6 million due to the Arctic Spirit being off hire during the majority of 2010 primarily due to the completion of its time-charter contract in December 2009 and in part due to a scheduled dry docking;

•	a decrease of $2.9 million due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to 2009;

•	a decrease of $0.9 million due to a decrease in the hire rate for the Polar Spirit as compared to 2009 as a result of crewing rate adjustments; and

•	a decrease of $0.7 million due to the sale of an LPG carrier in November 2010.

Vessel Operating Expenses. Vessel operating expenses decreased to $46.5 million for 2010, from $50.7 million for 2009, primarily due to:

•	a decrease of $3.2 million due to the Arctic Spirit being laid up for most of 2010 and as a result, operating with a reduced number of crew on board and with reduced repair and maintenance activities, as well as decreased crew and manning costs upon the change of manning agency services of the Arctic Spirit and Polar Spirit LNG carriers in October 2009;

•	a decrease of $1.7 million as a result of our decision to cancel our loss-of-hire insurance coverage in 2009 and a reduction in manning levels for certain of our LNG carriers; and

•	a decrease of $1.1 million due to the effect on our Euro-denominated expenses from the weakening of the Euro against the U.S. Dollar compared to 2009;

partially offset by

•	an increase of $1.5 million due to additional crew training expenses and crew manning relating to the delivery of the Tangguh Sago and the Tangguh Hiri during 2009.

Depreciation and Amortization. Depreciation and amortization increased to $62.9 million for 2010, from $59.9 million for 2009, primarily due to:

•	an increase of $3.0 million relating to depreciation of dry dock expenditures incurred during the third and fourth quarters of 2009 and the first quarter of 2010; and

•	an increase of $1.1 million from the LPG Deliveries;

partially offset by

•	a decrease of $0.9 million from the delivery of the Tangguh Sago in March 2009, prior to the commencement of the external time-charter contract in May 2009, which is accounted for as a direct financing lease.

Gain on Sale of Vessels and Equipment. The $4.3 million gain on sale of vessels in 2010 relates to the sale of the Dania Spirit, a 2000-built LPG carrier, in November 2010 for proceeds of $21.5 million.

Conventional Tanker Segment

Effective January 1, 2010, the operating results of vessels that were employed on fixed rate time-charters and contracts of affreightment that had an original duration of more than one year but less than three years were included in the fixed-rate tanker sub-segment of the conventional tankers segment. Previously, these operating results were included in our spot tanker sub-segment.

a) Fixed-Rate Tanker Sub-Segment

The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker sub-segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change
Revenues	382,577	385,283	(0.7)
Voyage expenses	4,446	5,505	(19.2)

Net revenues	378,131	379,778	(0.4)
Vessel operating expenses	109,483	96,160	13.9
Time-charter hire expense	60,466	75,470	(19.9)
Depreciation and amortization	82,746	67,044	23.4
General and administrative (1)	43,147	40,631	6.2
Asset impairments and net loss on sale of vessels and equipment	154	14,044	(98.9)
Restructuring charges	330	1,044	(68.4)

Income from vessel operations	81,805	85,385	(4.2)

Calendar-Ship-Days
Owned Vessels	11,919	10,944	8.9
Chartered-in Vessels	2,626	3,225	(18.6)

Total	14,545	14,169	2.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results—General and Administrative Expenses.”

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

Net Revenues. Net revenues decreased to $378.1 million for 2010, from $379.8 million for 2009, primarily due to:

•	a decrease of $29.5 million from the Vessel Sales;

•	a decrease of $24.9 million from the redelivery of in-chartered vessels to their owners upon the expiration of the related in-charter contracts;

•	a decrease of $4.7 million from the Product Tanker Transfers; and

•	a decrease of $3.8 million due to the Tenerife Spirit, the Algeciras Spirit and the Toledo Spirit being off hire for 73, 63 and 15 days in 2010 for scheduled dry dockings;

partially offset by

•	an increase of $35.9 million from the Aframax Transfers and the Suezmax Transfers;

•	an increase of $10.2 million from the Suezmax Deliveries;

•	an increase of $9.2 million from the purchase of a product tanker in September 2009; and

•	an increase of $5.3 million resulting from interest income from an investment in term loans, as discussed below.

We earned interest income from an investment in term loans of $115 million. This investment earns a total yield of approximately 10%. Our subsidiary Teekay Tankers entered into this transaction in July 2010. Please read “Item 18. Financial Statements: Note 4 – Investment in Term Loans.”

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

Depreciation and Amortization. Depreciation and amortization expense increased to $82.7 million for 2010, from $67.0 million for 2009, primarily due to:

•	an increase of $20.7 million from the Aframax and Suezmax Transfers;

•	an increase of $2.8 million from the Suezmax Deliveries;

•	an increase of $0.9 million from the purchase of a product tanker in September 2009; and

•	a net increase of $0.8 million from an increase in amortization of capitalized vessels and equipment costs, partially offset by a decrease in amortization of capitalized dry docking expenditures;

partially offset by

•	a decrease of $5.6 million from the Vessel Sales and Product Tanker Transfers; and

•	a decrease of $3.9 million due to certain intangible assets related to time-charter contracts being fully amortized in 2009.

b) Spot Tanker Sub-Segment

The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker sub-segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change
Revenues	378,672	575,954	(34.3)
Voyage expenses	129,619	201,069	(35.5)

Net revenues	249,053	374,885	(33.6)
Vessel operating expenses	82,670	94,581	(12.6)
Time-charter hire expense	135,758	249,621	(45.6)
Depreciation and amortization	71,833	85,318	(15.8)
General and administrative (1)	36,454	52,999	(31.2)
Asset impairments and net loss (gain) on sale of vessels and equipment	33,856	(3,317)	(1,120.7)
Restructuring charge	14,968	2,191	583.2

Loss from vessel operations	(126,486)	(106,508)	18.8

Calendar-Ship-Days
Owned Vessels	8,185	10,001	(18.2)
Chartered-in Vessels	5,167	9,177	(43.7)

Total	13,352	19,178	(30.4)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker sub-segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results—General and Administrative Expenses.”

The average size of our spot tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, decreased in 2010 compared to 2009, primarily due to:

•	an overall decrease in the number of in-chartered vessels;

•	the sale of two product tankers in May 2009 and two Aframax tankers in April 2010 and August 2010 (the Spot Vessel Sales);

•	the transfer of five Suezmax tankers to the fixed-rate tanker sub-segment between September 2009 and April 2010 (the Spot Suezmax Transfers); and

•	the transfer of one Aframax tanker, on a net basis, to the fixed-rate tanker sub-segment in each of 2009 and 2010 (the Spot Aframax Transfers);

partially offset by

•	the delivery of five new Suezmax tankers between January 2009 to December 2009 (the Spot Suezmax Deliveries); and

•	the transfer of two product tankers from the fixed-rate tanker sub-segment in July 2009 and January 2010 (the Product Tanker Transfers).

Net Revenues. Net revenues decreased to $249.1 million for 2010, from $374.9 million for 2009, primarily due to:

•	a decrease of $88.7 million from a decrease in the number of in-chartered vessels, as we continued to reduce our exposure to the spot tanker market by redelivering in-chartered vessels to their owners upon the expiration of in-charter contracts;

•	a decrease of $29.2 million from the Spot Aframax Transfers and Spot Suezmax Transfers;

•	a decrease of $12.3 million primarily from decreases in our average spot tanker TCE rates due to the relative weakening of the spot tanker market, a decrease in the amortization of contract value liabilities relating to certain spot tanker contracts and an increase in the cost of fuel for off-hire vessels;

•	a decrease of $11.9 million from an increase in the number of days our vessels were off hire due to regularly scheduled maintenance; and

•	a decrease of $11.8 million from the Spot Vessel Sales;

partially offset by

•	an increase of $21.7 million from the Spot Suezmax Deliveries; and

•	an increase of $6.4 million from the Product Tanker Transfers.

Vessel Operating Expenses. Vessel operating expenses decreased to $82.7 million for 2010, from $94.6 million for 2009, primarily due to:

•	a decrease of $12.5 million from the Spot Aframax Transfers and Spot Suezmax Transfers;

•	a decrease of $5.7 million from the Spot Vessel Sales; and

•	a decrease of $4.4 million from lower crewing costs due to the positive impact of foreign currency exchange rate fluctuations, a reduction in the number of crew on some vessels, as well as lower repairs and maintenance and consumable costs resulting from the review and renegotiation of several key supplier contracts during 2009;

partially offset by

•	an increase of $4.4 million from the Product Tanker Transfers; and

•	an increase of $6.3 million from the Spot Suezmax Deliveries.

Time-Charter Hire Expense. Time-charter hire expense decreased to $135.8 million for 2010, from $249.6 million for 2009, primarily due to primarily due to the decrease in the number of in-chartered vessels due to redelivery of these vessels to their owners upon expiration of in-charter contracts.

Depreciation and Amortization. Depreciation and amortization expense decreased to $71.8 million for 2010, from $85.3 million for 2009, primarily due to:

•	a decrease of $17.4 million from the Spot Aframax Transfers and Spot Suezmax Transfers; and

•	a decrease of $2.8 million from the Spot Vessel Sales;

partially offset by

•	an increase of $5.8 million from the Spot Suezmax Deliveries; and

•	an increase of $1.8 million from capitalized dry docking expenditures incurred during 2010, partially offset by a decrease in amortization of capitalized vessels and equipment costs.

Asset Impairments and Net Loss on Sale of Vessels and Equipment. The $33.9 million loss in 2010 is primarily due to write-downs of $31.7 million for certain customer contracts and three vessel purchase options which either expired unexercised or were unlikely to be exercised by us and a $1.9 million loss on the sale of a 1995-built Aframax tanker in August 2010.

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

	Year Ended December 31,
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

Interest Expense. Interest expense decreased to $136.1 million for 2010, from $141.4 million for 2009, primarily due to:

•	a decrease of $22.4 million primarily due to repayments of debt drawn under long-term revolving credit facilities and term loans and a decrease in interest rates relating to long-term debt, which is explained in further detail below;

•	a decrease of $7.8 million from the scheduled loan payments on the LNG carrier Catalunya Spirit, and scheduled capital lease repayments on the LNG carrier Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

•	a decrease of $1.2 million due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar compared to 2009; and

•	a decrease of $0.2 million from declining interest rates on our five Suezmax tanker capital lease obligations;

partially offset by

•	an increase of $25.6 million due to the effect of the January 2010 public offering of our 8.5% senior unsecured notes due January 2020, with a principal amount of $450 million, partially offset by the January 2010 repurchase of a majority of our then-outstanding 8.875% senior notes due July 2011; and

•	an increase of $0.7 million due to the effect of the November 2010 issuance of the 600 million Norwegian Kroner-denominated senior unsecured bonds due November 2013. Please read “Item 18. Financial Statements: Note 8 – Long-Term Debt.”

The debt repayments under long-term revolving credit facilities that contributed to our decreased interest expense for the year ended December 31, 2010 were primarily funded with net proceeds from the issuance of equity securities by our publicly listed subsidiaries and from the sale of assets to our public company subsidiaries and to third parties. When one of our publicly listed subsidiaries acquires an asset from us, a significant portion of the acquisition typically has been financed through the issuance to the public of equity securities by the subsidiary. To the extent that there are no immediate investment opportunities, we have generally applied the proceeds from the issuance of these equity offerings and from the sale of assets to these subsidiaries and third parties towards debt reduction or increasing our cash balances. Please read “Item 4. Information on the Company—Recent Equity Offerings and Transactions by Subsidiaries.”

Interest Income. Interest income decreased to $13.0 million for 2010, compared to $20.0 million for 2009, primarily due to:

•	a decrease of $4.8 million due to scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash;

•	a decrease of $1.5 million due to decreases in LIBOR rates relating to the restricted cash used to fund capital lease payments for the RasGas II LNG Carriers (please read “Item 18. Financial Statements: Note 10—Capital Leases and Restricted Cash”);

•	a decrease of $0.3 million primarily relating to changes in interest rates and our bank account balances compared to the same periods last year; and

•	a decrease of $0.3 million due to the weakening of the Euro against the U.S. Dollar compared to the same period last year.

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

Equity (Loss) Income from Joint Ventures. Equity (loss) income from joint ventures was a loss of $11.3 million for 2010, compared to income of $52.2 million in 2009. The income or loss was primarily comprised of our share of the earnings (loss) from the Angola LNG Project and from the RasGas 3 Joint Venture. Please read “Item 18. Financial Statements: Note 23—Joint Ventures.” Of the equity loss for 2010, $26.3 million relates to our share of unrealized income (loss) on interest rate swaps for 2010. This compares to unrealized gains on interest rate swaps of $32.4 million included in equity income (loss) for 2009.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through equity offerings by our publicly listed subsidiaries. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, scheduled repayments of long-term debt, as well as funding our working capital requirements. As at December 31, 2011, our total cash and cash equivalents were $692.1 million, compared to $779.7 million as at December 31, 2010. Our total liquidity, including cash and undrawn credit facilities, was $1.5 billion as at December 31, 2011 and $2.4 billion at December 31, 2010.

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

As at December 31, 2011, we had $401.4 million of scheduled debt repayments and $47.2 million of capital lease obligations coming due within the next 12 months. The capital lease obligations coming due within the next 12 months include a $39.0 million lease obligation for one Suezmax tanker that we are obligated to purchase upon the termination of the lease agreement, which may occur in 2012. While this is unlikely to occur in 2012, as we do not expect the lessor to exercise its right to terminate the leases, such exercise would require us to satisfy the purchase price either by assuming the existing vessel financing, if the lender consents, or by financing the purchase using existing liquidity or by obtaining new debt or equity financing. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash such as cash from operations and other debt and equity financings, will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and publicly traded debt instruments and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We are currently in the process of obtaining debt financing for our remaining capital commitments relating to our portion of newbuildings on order as at December 31, 2011.

In October 2011, Teekay LNG entered into an agreement with Marubeni to acquire, through the Teekay LNG-Marubeni Joint Venture, six LNG carriers from Maersk for an aggregate purchase price of approximately $1.3 billion. On February 28, 2012, Teekay LNG-Marubeni Joint Venture acquired a 100% interest in six LNG carriers. The Teekay LNG-Marubeni Joint Venture financed approximately $1.06 billion of its acquisition from secured loan facilities, and the remaining $266 million from equity contributions from Teekay LNG and Marubeni Corporation. Teekay LNG has a 52% economic interest in the Teekay-Marubeni Joint Venture and consequently its share of the equity contribution was approximately $138 million. Teekay LNG financed its equity contribution from its November 2011 equity offering. Please read “Item 18. Financial Statements: Note 25(d)—Subsequent Events.”

As part of the November 2011 transaction with Sevan, Teekay Offshore acquired the Piranema FPSO unit for a total purchase price of $165 million. This FPSO unit was financed using the net proceeds from the November 2011 private placement of Teekay Offshore units. The other two Sevan FPSO units, the Hummingbird, which was purchased by us with our existing revolving credit facility, and the Voyageur, which we have agreed to acquire and expect to occur in the fourth quarter of 2012, have an aggregate purchase price of approximately $503 million plus the cost to upgrade the Voyageur (which conversion we anticipate will cost between $110 million and $130 million), which we anticipate will be financed through a combination of the assumption of an existing $230 million debt facility relating to the Voyageur, a new $200 million debt facility and our existing liquidity.

Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.

As at December 31, 2011, our revolving credit facilities provided for borrowings of up to $3.0 billion, of which $0.8 billion was undrawn. The amount available under these revolving credit facilities reduces by $349.6 million (2012), $749.6 million (2013), $791.8 million (2014), $226.4 million (2015), $146.4 million (2016) and $784.0 million (thereafter).The revolving credit facilities are collateralized by first-priority mortgages granted on 63 of our vessels, together with other related security, and are guaranteed by Teekay or our subsidiaries.

Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 34 of our vessels, together with other related security, and are generally guaranteed by Teekay or our subsidiaries. We repaid our unsecured 8.875% Senior Notes on July 15, 2011.

Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and certain loan agreements with outstanding amounts totalling $671.8 million as at December 31, 2011, require the maintenance of market value to loan ratios. Certain loan agreements require that we maintain a minimum level of free cash and as at December 31, 2011, this amount was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines (with at least six months to maturity) of at least 7.5% of total debt and as at December 31, 2011, this amount was $318.3 million. We were in compliance with all our loan covenants at December 31, 2011. For additional information about our credit facilities, please read “Item 18. Financial Statements: Note 8—Long-Term Debt.”

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

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. With the exception of some of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read “Item 11.Quantitative and Qualitative Disclosures About Market Risk.”

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the years presented:

	Year ended December 31,
	2011 ($000’s)	2010 ($000’s)	2009 ($000’s)
Net operating cash flows	107,193	411,750	368,251
Net financing cash flows	976,645	358,702	(452,782)
Net investing cash flows	(1,171,459)	(413,214)	(307,124)

Operating Cash Flows

Our net cash flow from operating activities fluctuates primarily as a result of changes in tanker utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market historically has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of the reduction in global oil demand that was caused by a slow-down in global economic activity that began in the latter part of 2008.

Net cash flow from operating activities in 2011 decreased to $107.2 million from $411.8 million for 2010. This decrease was primarily due to a $102.5 million net decrease in operating earnings before depreciation, amortization, gains/losses from asset disposals and write-downs of our four reportable segments. In addition, there was a $129.8 million decrease in the change in operating assets and liabilities in 2011 compared to 2010, and a $132.9 million increase in interest expense (including interest income and realized losses on interest rate swaps). The $129.8 million decrease in the change in operating assets and liabilities in 2011 compared to 2010 was primarily the result of an increase in accounts receivable due to increased activity in our conventional tanker pools, a decrease in accrued interest and a decrease in deferred revenues. Of the $132.9 million increase in interest expense, $92.7 million was paid to the counterparties of five interest rate swap agreements with notional amounts totaling $665.1 million in consideration for amending the terms of such agreements to reduce the weighted average fixed interest rate from 5.1% to 2.5%. The amount paid has been reflected as a reduction in the outstanding liability of the interest rate swaps, which are accounted for at fair value. These factors resulting in decreases to cash flows from operating activities were partially offset by a $15.5 million increase in dividends received from our joint ventures and a $20.2 million increase from realized gains on foreign currency forward contracts, bunker fuel swap contracts and forward freight agreements in 2011 compared to 2010.

Net cash flow from operating activities in 2010 increased to $411.8 million from $368.3 million for 2009. This increase was primarily due to a $127.6 million net increase in operating earnings before depreciation, amortization, gains/losses from asset disposals and write-downs of our four reportable segments and a $20.5 million decrease in dry-dock expenditures, due to the timing of scheduled vessel dry docks. These increases were partially offset by a $103.3 million decrease in the change in operating assets and liabilities in 2010 compared to 2009 and a $27.8 million increase in interest expense (including interest income and realized losses on interest rate swaps). The $103.3 million decrease in the change in operating assets and liabilities in 2010 compared to 2009 was primarily the result of an increase in accounts receivable due to increased activity in our conventional tanker pools and certain lump sum charter-hire payments received in 2009.

The results of our four reportable segments and the reduction in interest costs are explained in further detail in “—Results of Operations”.

Financing Cash Flows

We have three publicly traded subsidiaries, Teekay LNG, Teekay Offshore and Teekay Tankers, in which we have less than 100% ownership interests (collectively the Daughter Companies). It is our intention that the Daughter Companies hold most of our liquefied gas transportation assets (Teekay LNG), our offshore assets, including shuttle tankers, FPSO units and FSO units, (Teekay Offshore) and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these lines of businesses to the Daughter Companies. The Daughter Companies distribute operating cash flows to their owners in the form of distributions or dividends. Consequently, in order to finance new acquisitions, the Daughter Companies typically finance acquisitions, including acquisitions of assets from Teekay Corporation, with a combination of debt and new equity from the public or private investors. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $631.1 million in 2011, $645.6 million in 2010 and $326.6 million in 2009. As the size of the Daughter Companies have grown through acquisitions, whether from Teekay Corporation or otherwise, the amount of the operating cash flows generally have increased, which has resulted in larger aggregate distributions. Consequently, distributions from our publicly listed subsidiaries to non-controlling interests have increased to $201.9 million in 2011, from $159.8 million in 2010 and from $109.9 million in 2009.

We use our revolving credit facilities to finance capital expenditures. Occasionally we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt were $1,223.0 million in 2011, $218.7 million in 2010, and ($401.6) million in 2009. During September 2008, we temporarily borrowed $310.0 million under our revolving credit facilities as a proactive measure in response to the credit crisis. This was repaid in 2009. The net proceeds from the issuance of long-term debt increased in 2011 as a result of capital expenditures incurred on our newbuilding projects and our acquisition of FPSO units from Sevan. Net proceeds from the issuance of long-term debt declined in 2010 and 2009 as result of less cash required for investing activities.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $449.6 million in 2011, $210.0 million in 2010, and $156.3 million in 2009. The increase in scheduled repayments in 2011 from 2010 and 2009 was the result of the retirement of debt on the Madrid Spirit and the Stena Spirit of $215.0 million and $30.0 million, respectively, which was subsequently re-drawn from different facilities.

In October 2010, Teekay announced a $200 million share repurchase program. During 2011, we repurchased 3.9 million shares of our common stock for $122.2 million at an average price of $31.15, pursuant to share repurchase programs. During 2010, we repurchased 1.2 million shares of our common stock for $40.1 million, at an average cost of $32.40 per share, pursuant to the share repurchase programs. We repurchased no shares of common stock during 2009. As at December 31, 2011, $37.7 million remained for share repurchases under the program. Please read “Item 18. Financial Statements: Note 12—Capital Stock.”

Dividends paid during 2011, 2010 and 2009 were $93.5 million, $92.7 million and $91.7 million, respectively, or $1.265 per share. These amounts include approximately $5.0 million, $0.4 million and $nil, respectively of dividends paid on our common shares repurchased under our share repurchase programs during 2011, 2010 and 2009. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend on our common stock. We have paid a quarterly dividend since 1995.

In January 2012, Teekay Offshore issued NOK 600 million in senior unsecured bonds that mature in January 2017 in the Norwegian bond market. The aggregate principal amount of the bonds is equivalent to approximately $100 million. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. In connection with the bond issuance, Teekay Offshore entered into a cross currency rate swap, to swap all interest and principal payments into USD, with the interest payments fixed at a rate of 7.49%. The proceeds of the bonds were used for general purposes. Please read “Item 18. Financial Statements: Note 25(a)—Subsequent Events.”

In February 2012, Teekay Tankers completed a follow-on public offering of 17.3 million shares of Class A common stock at $4.00 per share. Please read “Item 18. Financial Statements: Note 25(c)—Subsequent Events.”

In April 2012, Teekay LNG issued NOK 700 million in senior unsecured bonds that mature in May 2017 in the Norwegian bond market. The aggregate principal amount of the bonds is equivalent to approximately $120 million. The proceeds of the bonds are expected to be used for general corporate purposes. Please read “Item 18. Financial Statements: Note 25(g) —Subsequent Events.”

Investing Cash Flows

During 2011, we incurred capital expenditures for vessels and equipment of $755.0 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers and the installment payments and conversion costs of our FPSO units under construction/conversion. In addition, we: invested $70.0 million in a term loan that bears interest at an interest rate of 9% per annum and has a fixed term of three years, repayable in full on maturity and is collateralized by a first priority mortgage on a 2011-built VLCC; received net proceeds of $33.4 million from the sale of a 1988-built FSO unit, the sale of a 1993-built Aframax tanker and the sale of equipment related to the Tiro and Sidon FPSO project; and invested $322.5 million to acquire FPSO units from Sevan and make a 40% equity investment in a recapitalized Sevan. Please read “Item 18. Financial Statements: Note 3—Acquisition of FPSO Units and Investment in Sevan Marine ASA.”

During 2010, we incurred capital expenditures for vessels and equipment of $343.1 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers. In addition, we invested $115.6 million in two term loans, received net proceeds of $71.0 million from the sale of three Aframax tankers, one product tanker and one LPG carrier, and invested $45.5 million in joint ventures.

During 2009, we incurred capital expenditures for vessels and equipment of $495.2 million, primarily for the acquisition of one product tanker and shipyard construction installment payments on our newbuilding Suezmax tankers, shuttle tankers and LNG and LPG carriers. In addition, we received proceeds of $170.8 million from the sale of four product tankers, received proceeds of $32.7 million from the sale of a 1993-built Aframax tanker through a sale-leaseback agreement, and received proceeds of $16.3 million from the sale of a 1992-built Aframax tanker.

COMMITMENTS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at December 31, 2011:

In millions of U.S. Dollars	Total	2012	2013 and 2014	2015 and 2016	Beyond 2016
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	5,095.5	387.9	2,045.3	597.1	2,065.2
Chartered-in vessels (operating leases)	250.8	125.1	91.2	25.1	9.4
Commitments under capital leases (2)	201.1	58.9	108.2	7.1	26.9
Commitments under capital leases (3)	1,001.1	24.0	48.0	48.0	881.1
Commitments under operating leases (4)	431.4	25.0	50.0	50.0	306.4
Newbuilding installments (5) (6)	1,308.4	570.5	737.9	—	—
Purchase obligation (7)	185.8	185.8	—	—	—
Asset retirement obligation	21.1	—	—	—	21.1

Total U.S. Dollar-denominated obligations	8,495.2	1,377.2	3,080.6	727.3	3,310.1

Euro-Denominated Obligations: (8)
Long-term debt (9)	348.9	13.5	30.1	34.6	270.7

Total Euro-denominated obligations	348.9	13.5	30.1	34.6	270.7

Total	8,844.1	1,390.7	3,110.7	761.9	3,580.8

(1)	Excludes expected interest payments of $124.9 million (2012), $178.0 million (2013 and 2014), $118.0 million (2015 and 2016) and $158.1 million (beyond 2016). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 3.25% at December 31, 2011 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt. In November 2011, we agreed to acquire the Voyageur FPSO unit upon completion of its upgrade. The Voyageur has been determined to be a VIE and we have been determined to be the primary beneficiary. As a result, we have consolidated the Voyageur including its existing U.S. Dollar-denominated term loan outstanding, which totalled $220.5 million as at December 31, 2011. Subsequent to December 31, 2011, we amended this debt facility, which resulted in payments due beyond 2012 and has been reflected in the table above.
(2)	Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. The lessor has the option to sell these vessels to us at any time during the remaining lease term however, they have agreed to delay their option to sell these vessels to us until at least 2013. During 2011, the lessors extended four of the five leases and have delayed their option to sell these vessels to us until 2013. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $31.7 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 18. Financial Statements: Note 10—Capital Lease Obligations and Restricted Cash.”

(3)	Existing restricted cash deposits of $476.1 million, together with the interest earned on the deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.
(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $390.3 million for these leases from 2012 to 2029. Please read “Item 18. Financial Statements: Note 10—Capital Lease Obligations and Restricted Cash.”
(5)	Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for one FPSO unit, the conversion of an existing Aframax tanker to an FPSO unit and four shuttle tankers as of December 31, 2011. Please read “Item 18. Financial Statements: Note 16(a)—Commitments and Contingencies—Vessels Under Construction.”
(6)	We have a 33% interest in a joint venture that has entered into agreements for the construction of one LNG carrier (which delivered in January 2012) and a 50% interest in a joint venture that has entered into an agreement for the construction of one VLCC. As at December 31, 2011, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totalled $214.3 million of which our share is $84.0 million. Please read “Item 18. Financial Statements: Note 16(b)—Commitments and Contingencies—Joint Ventures.”
(7)	Represents remaining cost to acquire and upgrade the Voyageur FPSO unit as of December 31, 2011, net of debt assumed. Please read “Item 18. Financial Statements: Note 16(c)—Commitments and Contingencies—Purchase Obligation.”
(8)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as at December 31, 2011.
(9)	Excludes expected interest payments of $9.4 million (2012), $17.7 million (2013 and 2014), $15.9 million (2015 and 2016) and $18.3 million (beyond 2016). Expected interest payments are based on EURIBOR at December 31, 2011, plus margins that ranged up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2011. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

Off-Balance S heet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. Our equity accounted investments are described in “Item 18. Financial Statements: Note 23—Equity Accounted Investments.”

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews our accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 18. Financial Statements: Note 1.Summary of Significant Accounting Policies.”

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

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation and impairment charges. We depreciate the original cost, less an estimated residual value, of our vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature.

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

The following table presents by segment the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2011. Specifically, the following table reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels employed on single-voyage, or “spot” charters, as well as those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment. The estimated future undiscounted cash flows of certain vessels reflected in the following table may be significantly greater than their respective carrying values. Consequently, in these cases the following table would not necessarily represent vessels that would likely be impaired in the next twelve months, and the recognition of an impairment in the future for those vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. The estimated future undiscounted cash flows of certain other vessels in the following table may only be marginally greater than their respective carrying values. Consequently, in these cases the recognition of an impairment in the future may be more likely given the number of potential events that could result in our reducing our estimate of future undiscounted cash flows.

(in thousands of U.S. dollars, except number of vessels) Reportable Segment	Number of Vessels	Market Values (1) $	Carrying Values $
Shuttle Tanker and FSO Segment	13	281,100	397,023
FPSO Segment	—	—	—
Liquefied Gas Segment	—	—	—
Conventional Tanker Segment	30	947,000	1,408,899

(1)	Market values are based on second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be highly volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values for our shuttle tankers, FSO and FPSO units involve considerable judgment, given the illiquidity of the second-hand market for these types of vessels.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers and shuttle tankers, 20 to 25 years for FPSO units, 20 to 35 years for FSO units, and 30 years for LPG carriers and 35 years for LNG carriers, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment.

Dry docking

Description. We capitalize a substantial portion of the costs we incur during dry docking and amortize those costs on a straight-line basis over the useful life of the dry dock. We expense costs related to routine repairs and maintenance incurred during dry docking that do not improve operating efficiency or extend the useful lives of the assets and for annual class survey costs on our FPSO units. When significant dry-docking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original dry-docking cost and any unamortized intermediate survey costs are expensed in the period of the subsequent dry dockings.

Judgments and Uncertainties. Amortization of capitalized dry dock expenditures requires us to estimate the period of the next dry docking and useful life of dry dock expenditures. While we typically dry dock each vessel every two and a half to five years and have a shipping society classification intermediate survey performed on our LNG and LPG carriers between the second and third year of the five-year dry docking period, we may dry dock the vessels at an earlier date, with a shorter life resulting in an increase in the depreciation

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next dry dock date for a vessel, we will adjust our annual amortization of dry docking expenditures.

Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill or intangible assets. Accordingly, the allocation of the purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite-lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

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

During 2011, we determined there were indicators of impairment present within our conventional tanker reporting unit. Consequently, we recorded an impairment charge of $36.7 million in our consolidated statement of loss for 2011 and as of December 31, 2011, the carrying value of goodwill for this reporting unit was nil. Key assumptions that impact the fair value of the reporting unit include our ability to utilize the vessels in the fleet and the charter rates the vessels earn when employed. Other key assumptions include the operating life of our vessels and our cost of capital.

As of December 31, 2011, we had two reporting units with goodwill attributable to them. As of the date of this Annual Report, we do not believe that there is a reasonable possibility that the goodwill attributable to our two remaining reporting units with goodwill attributable to them might be impaired within the next year as described below.

Effect if Actual Results Differ from Assumptions. As of the date of this Annual Report, we do not believe that there is a reasonable possibility that the goodwill attributable to our two reporting units with goodwill attributable to them might be impaired within the next year. However, certain factors that impact our goodwill impairment tests are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Please read “Part I—Forward-Looking Statements.”

Valuation of Derivative Financial Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of income (loss). Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income (loss) and are reclassified to earnings in the consolidated statement of income (loss) when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If we determine that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of ourselves and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest rate swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate also materially impact our interest rate swap agreements.

The fair value of our interest rate swap agreements is also impacted by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of similarly rated global industrial companies and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Item 18. Financial Statements: Note 15—Derivative Instruments and Hedging Activities” for the effects on the change in fair value of our derivative instruments on our consolidated statements of income (loss).

Recent Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including; that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. These amendments are effective for us on January 1, 2012. We are currently assessing the potential impacts, if any, of these amendments on its consolidated financial statements.

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of March 1, 2012 are listed below:

Name	Age	Position
C. Sean Day	62	Director and Chair of the Board
Peter Evensen	53	Director, President and Chief Executive Officer (1)
Axel Karlshoej	71	Director and Chair Emeritus
Dr. Ian D. Blackburne	66	Director
Bill Berry	59	Director
Peter S. Janson	64	Director
Thomas Kuo-Yuen Hsu	65	Director
Eileen A. Mercier	64	Director
Bjorn Moller	54	Director (1)
Tore I. Sandvold	64	Director
Arthur Bensler	57	Executive Vice President, Secretary and General Counsel
Bruce Chan	39	President, Teekay Tanker Services, a division of Teekay
David Glendinning	58	President, Teekay Gas Services, a division of Teekay
Kenneth Hvid	43	Executive Vice President and Chief Strategy Officer (1)
Vincent Lok	43	Executive Vice President and Chief Financial Officer
Peter Lytzen	54	President, Teekay Petrojarl AS, a subsidiary of Teekay
Ingvild Saether	43	President, Teekay Shuttle and Offshore, a division of Teekay
Lois Nahirney	49	Executive Vice President, Corporate Resources
Geir Sekkesaeter	50	Senior Vice President, Teekay Marine Management
Graham Westgarth	57	Executive Vice President, Innovation, Technology and Projects

(1)	Until March 31, 2011, Bjorn Moller served as President and Chief Executive Officer, Peter Evensen served as Executive Vice President and Chief Strategy Officer and Kenneth Hvid served as President of Teekay Shuttle and Offshore, a division of Teekay.

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

Peter Evensen joined Teekay in 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Financial Officer in 2004 and was appointed Executive Vice President and Chief Strategy Officer in 2006. Effective April 1, 2011, he became a Teekay director and Teekay’s President and Chief Executive Officer. Mr. Evensen also serves as Chief Executive Officer and Chief Financial Officer and a director of each of Teekay GP L.L.C. and Teekay Offshore GP L.L.C., and as a director of Teekay Tankers. Mr. Evensen has over 20 years of experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Axel Karlshoej has served as a Teekay director since 1989, was Chairman of the Teekay Board from 1994 to 1999, and has been Chairman Emeritus since stepping down as Chairman. Mr. Karlshoej is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of the late J. Torben Karlshoej, Teekay’s founder. Please read “Item 7.Major Shareholders and Certain Relationships and Related Party Transactions.”

Dr. Ian D. Blackburne has served as a Teekay director since 2000. Dr. Blackburne has over 25 years of experience in petroleum refining and marketing, and in 2000 he retired as Managing Director and Chief Executive Officer of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as Chairman of Aristocrat Leisure Limited, and is a former Chairman of CSR Limited and director of both Suncorp-Metway Ltd. and Symbion Health Limited (formerly Mayne Group Limited), Australian public companies in the diversified industrial and financial sectors. Dr. Blackburne was also previously the Chairman of the Australian Nuclear Science and Technology Organization.

Bill Berry joined the Teekay Board in June of 2011. From 1976 until his retirement in 2008, Mr. Berry held various positions with ConocoPhillips and its predecessors, including the position of Executive Vice President of Exploration and Production, Worldwide from 2002 to 2005 and Executive Vice President, Exploration and Production, Europe, Asia, Africa and Middle East from 2005 to 2008. Mr. Berry also serves on the boards of directors of Nexen Inc. and Willbros Group, Inc., and serves as an Honorary Consul to the Embassy of the Republic of Kazakhstan.

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

Thomas Kuo-Yuen Hsu has served as a Teekay director since 1993. He is presently a director of CNC Industries, an affiliate of the Expedo Group of Companies that manages a fleet of six vessels of 70,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Please read “Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions.”

Eileen A. Mercier has served as a Teekay director since 2000. She has over 39 years of experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. She formed her own management consulting company, Finvoy Management Inc. and acted as president from 1995 to 2003. She currently serves as Chairman of the Ontario Teachers’ Pension Plan, lead director for ING Bank of Canada, trustee of The University Health Network and as a director and Chair of Governance for CGI Group Inc. and Intact Financial Corporation.

Bjorn Moller became a Teekay director in 1998. Mr. Moller also served as our President and Chief Executive Officer from 1998 until March 31, 2011. Also until March 31, 2011, Mr. Moller served as Vice Chairman of each of Teekay GP L.L.C. and Teekay Offshore GP L.L.C., and as Chief Executive Officer of Teekay Tankers. Mr. Moller remains a director of Teekay Tankers. Mr. Moller has over 25 years’ experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since December 2006. He served in senior management positions with Teekay for more than 15 years and headed our overall operations from 1997, following his promotion to the position of Chief Operating Officer. Prior to that, Mr. Moller headed our global chartering operations and business development activities.

Tore I. Sandvold has served as a Teekay director since 2003. He has over 30 years of experience in the oil and energy industry. From 1973 to 1987 he served in the Norwegian Ministry of Industry, Oil & Energy in a variety of positions in the areas of domestic and international energy policy. From 1987 to 1990 he served as the Counselor for Energy in the Norwegian Embassy in Washington, D.C. From 1990 to 2001 Mr. Sandvold served as Director General of the Norwegian Ministry of Oil & Energy, with overall responsibility for Norway’s national and international oil and gas policy. From 2001 to 2002 he served as Chairman of the Board of Petoro, the Norwegian state-owned oil company that is the largest oil asset manager on the Norwegian continental shelf. From 2002 to the present, Mr. Sandvold, through his company, Sandvold Energy AS, has acted as advisor to companies and advisory bodies in the energy industry. Mr. Sandvold serves on other boards, including those of Schlumberger Limited., Lambert Energy Advisory Ltd., Energy Policy Foundation of Norway, and Njord Gas Infrastructure.

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

Bruce Chan joined Teekay in 1995. Since then, Mr. Chan has held a number of finance and accounting positions with Teekay, including Vice President, Strategic Development from 2004 until his promotion to the position of Senior Vice President, Corporate Resources in 2005. In 2008, Mr. Chan was appointed President of the Company’s Teekay Tanker Services division, which is responsible for the commercial management of Teekay’s conventional crude oil and product tanker transportation services. Effective April 1, 2011, Mr. Chan also assumed the position of Chief Executive Officer of Teekay Tankers. Prior to joining Teekay, Mr. Chan worked as a Chartered Accountant in the Vancouver, Canada office of Ernst & Young LLP.

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

Kenneth Hvid joined Teekay in 2000 and was responsible for leading our global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of our Teekay Shuttle and Offshore division. In that role he was responsible for our global shuttle tanker business as well as initiatives in the floating storage and off-take business and related offshore activities. Effective April 1, 2011, Mr. Hvid became Chief Strategy Officer and an Executive Vice President of Teekay and a director of each of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. Mr. Hvid has 22 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong.

Vincent Lok has served as Teekay’s Executive Vice President and Chief Financial Officer since 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in 2002 and Senior Vice President and Treasurer in 2004, and Senior Vice President and Chief Financial Officer in 2006. Mr. Lok has served as the Chief Financial Officer of Teekay Tankers since 2007. Prior to joining Teekay Corporation, Mr. Lok worked as a Chartered Accountant with Deloitte & Touche LLP. Mr. Lok is also a Chartered Financial Analyst.

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

Ingvild Sæther joined Teekay in 2002 as a result of Teekay’s acquisition of Navion AS from Statoil ASA. Ms. Sæther held various management positions in Teekay’s conventional tanker business until 2007, when she assumed the commercial responsibility for Teekay’s shuttle tanker activities in the North Sea. In her role as Vice President, Teekay Navion Shuttle Tankers she managed the growth of Teekay’s shuttle fleet. Effective April 1, 2011, Ms. Saether assumed the position of President, Teekay Shuttle and Offshore. Ms. Saether holds an Executive MBA in Shipping Management and has over 20 years of industry experience.

Geir Sekkesaeter joined Teekay in 2008 as a leader in Teekay’s fleet operations. In 2011, he was appointed Senior Vice President of the Teekay Marine Management unit, which oversees Teekay’s global ship management operations. Prior to joining Teekay, Mr. Sekkesaeter held the position of President at Wilhelmsen Ship Management in Oslo. Mr. Sekkesaeter brings more than 20 years of global experience from ship classification as well as ship management activities. His international experience includes positions in Japan, China, South Korea, UK and Norway.

Graham Westgarth joined Teekay in 1999 as Vice President, Marine Operations. Later the same year, he was promoted to the position of Senior Vice President, Marine Operations. In 2003, Mr. Westgarth was appointed President of the Teekay Marine Services division, with responsibility for the marine and technical operations of Teekay’s fleet, and also newbuild construction. In 2011, he assumed his new role as Executive Vice President for Innovation, Technology and Projects, which is responsible for innovation and technology as well as the supervision of newbuild construction and vessel conversion. Mr. Westgarth has 40 years of industry experience, which includes 18 years of sea service, with five years in a command position. Prior to joining Teekay, he was General Manager of Maersk Company (UK). In November 2009, Mr. Westgarth was elected Chairman of the International Association of Independent Tanker Owners (INTERTANKO). He is a member of the North of England P&I Association Board of Directors, and the ABS Council. In June 2011, Mr. Westgarth was one of three recipients of the Dr. Winterbottom Fellowship Award from South Tyneside College in the United Kingdom.

Compensation of Directors and Senior Management

Director Compensation

During 2011, the nine non-employee directors received, in the aggregate, approximately $1.2 million in cash fees for their service as directors, plus reimbursement of their out-of-pocket expenses. Each non-employee director, other than the Chair of the Board, receives an annual cash retainer of $90,000. The Chairman of the Board receives an annual cash retainer of $375,000. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $10,000. The Chairs of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $20,000, $17,500 and $15,000, respectively.

Each non-employee director, other than the Chair of the Board, also received a $90,000 annual retainer to be paid by way of a grant of, at the director’s election, restricted stock or stock options under our 2003 Equity Incentive Plan. Pursuant to this annual retainer, during 2011 we granted stock options to purchase an aggregate of 7,759 shares of our common stock at an exercise price of $34.93 per share and 15,462 shares of restricted stock. During 2011 the Chairman of the Board received a $495,000 retainer in the form of 14,171 shares of restricted stock under our 2003 Equity Incentive Plan. The stock options described above expire March 14, 2021, ten years after the date of their grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their respective grant date.

Annual Executive Compensation

The aggregate compensation earned by Teekay’s 11 executive officers listed above (or the Executive Officers) for 2011 was $8.2 million. This is comprised of base salary ($4.8 million), annual bonus ($2.8 million) and pension and other benefits ($0.6 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an exchange rate of 1.0213 Canadian Dollars for each U.S. Dollar, the exchange rate on December 31, 2011. Teekay’s annual bonus plan considers both company performance, through comparison to established targets and individual performance.

Long-Term Incentive Program

Teekay’s long-term incentive program focuses on the returns realized by our shareholders and is intended to acknowledge and retain those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of stock option grants, restricted stock units and performance share units. All grants in 2011 were made under our 2003 Equity Incentive Plan.

During March 2011, we granted stock options to purchase an aggregate of 11,484 shares of our common stock at an exercise price of $34.93, 216,635 shares of restricted stock, and 73,349 performance shares to the Executive Officers under our 2003 Equity Incentive Plan. The stock options expire March 14, 2021, ten years after the date of the grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their grant dates. Performance shares have a bullet vesting at the end of the three year performance cycle.

During March 2012, we granted stock options to purchase an aggregate of 264,127 shares of our common stock at an exercise price of $27.69, 127,577 shares of restricted stock, and 67,870 performance shares to the Executive Officers under our 2003 Equity Incentive Plan. The stock options expire March 6, 2022, ten years after the date of the grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their grant dates. Performance shares have a bullet vesting at the end of the three year performance cycle.

Options to Purchase Securities from Registrant or Subsidiaries

As at December 31, 2011, we had reserved pursuant to our 1995 Stock Option Plan, which was terminated with respect to new grants effective September 10, 2003, and our 2003 Equity Incentive Plan, which was adopted effective on the same date (together, the Plans), 4,895,787 shares of common stock for issuance upon exercise of options granted or to be granted. During 2011, 2010, and 2009 we granted options under the Plans to acquire up to 95,604, 733,167, and 1,517,900 shares of common stock, respectively, to eligible officers, employees and directors. Each option under the Plans has a 10-year term and vests equally over three years from the grant date. The outstanding options under the Plans are exercisable at prices ranging from $11.84 to $60.96 per share, with a weighted-average exercise price of $32.47 per share, and expire between March 11, 2012 and March 14, 2021.

Board Practices

As at December 31, 2011, the Board of Directors consisted of ten members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualified.

Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej, Bjorn Moller, and Peter Evensen have terms expiring in 2014. Directors Dr. Ian D. Blackburne, Bill Berry, and C. Sean Day have terms expiring in 2015. Directors Peter S. Janson, Eileen A. Mercier and Tore I. Sandvold have terms expiring in 2013.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board of Directors has determined that each of the current members of the Board, other than Bjorn Moller, our President and Chief Executive Officer until April 1, 2011, and Peter Evensen, our current President and Chief Executive Officer, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay), and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time. In making this determination the Board considered the relationships of Thomas Kuo-Yuen Hsu, Axel Karlshoej and C. Sean Day with our largest shareholder and concluded these relationships do not materially affect their independence as current directors. Please read “Item 7.Major Shareholders and Certain Relationships and Related Party Transactions.”

The Board of Directors has three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2011 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Centre of our website at www.teekay.com. During 2011, the Board held seven meetings. Each director attended all Board meetings. Each committee member attended all applicable committee meetings.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee includes Eileen A. Mercier (Chairman), Peter S. Janson, and Bill Berry (effective June 2011 upon J. Rod Clark’s retirement from the Board). All members of the committee are financially literate and the Board has determined that Ms. Mercier qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

During 2011, our Compensation and Human Resources Committee included Peter S. Janson (Chairman), C. Sean Day, Axel Karlshoej and Ian D. Blackburne.

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

During 2011, our Nominating and Governance Committee included Ian D. Blackburne (Chairman), Tore I. Sandvold, Eileen A. Mercier and Thomas Kuo-Yuen Hsu.

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

Crewing and Staff

As at December 31, 2011, we employed approximately 5,500 seagoing and 1,000 shore-based personnel, compared to approximately 5,500 seagoing and 900 shore-based personnel as at December 31, 2010, and 5,400 seagoing and 900 shore-based personnel as at December 31, 2009.

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

During fiscal 1996, we entered into a collective bargaining agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and an agreement with ITF London that cover substantially all of our junior officers and seamen. We are also party to collective bargaining agreements with various Australian maritime unions that cover officers and seamen employed through our Australian operations. Our officers and seamen for our Spanish-flagged vessels are covered by a collective bargaining agreement with Spain’s Union General de Trabajadores and Comisiones Obreras. We believe our relationships with these labor unions are good.

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

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 1, 2012, of our common stock by the directors and Executive Officers as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of April 30, 2012 (60 days after March 1, 2012) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned		Percent of Class
All directors and Executive Officers (20 persons)(1)	3,925,138	(3)	5.5	% (2)

(1)	Includes 3,137,948 shares of common stock subject to stock options exercisable by April 30, 2012 under the Plans with a weighted-average exercise price of $32.98 that expire between March 10, 2013 and March 14, 2021. Excludes (a) 528,814 shares of common stock subject to stock options exercisable after April 30, 2012 under the Plans with a weighted average exercise price of $26.75, that expire between March 8, 2020 and March 6, 2022 and (b) 379,565 shares of restricted stock which vest after April 30, 2012, and (c) 232,144 performance shares which vest after April 30, 2012.
(2)	Based on a total of approximately 68.7 million outstanding shares of our common stock as of March 1, 2012. Each director and Executive Officer beneficially owns less than 1% of the outstanding shares of common stock.
(3)	Each director is expected to have acquired shares having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) no later than April 30, 2012 or the fifth anniversary of the date on which the director joined the Board, whichever is later. In addition, each Executive Officer is expected to acquire shares of Teekay’s common stock equivalent in value to one to three times their annual base salary by 2013 or, for executive officers subsequently joining Teekay or achieving a position covered by the guidelines, within five years after the guidelines become applicable to them.

Item 7.    Major Shareholders and Certain Relationships and Related Party Transactions

Major Shareholders

The following table sets forth information regarding beneficial ownership, as of March 1, 2012, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 30, 2012 (60 days after March 1, 2012) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class (3)
Resolute Investments, Ltd. (1)	31,260,780	45.5%
Neuberger Berman Group LLC (2)	5,152,318	7.5%

(1)	Includes shared voting and shared dispositive power. The ultimate controlling person of Resolute Investments, Ltd. (or Resolute) is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based on the Schedule 13D/A (Amendment No. 5) filed by Resolute and Path with the SEC on November 14, 2011. Resolute’s beneficial ownership was 42.3% on March 15, 2011, and 41.9% on March 15, 2010. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Our Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies.
(2)	Includes shared voting power and shared dispositive power. This information is based on the Schedule 13G/A filed by this investor with the SEC on February 7, 2012.
(3)	Based on a total of 68.7 million outstanding shares of our common stock as of March 1, 2012.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Teekay.

Teekay and certain of its subsidiaries have relationships or are parties to transactions with other Teekay subsidiaries, including Teekay’s publicly traded subsidiaries Teekay LNG, Teekay Offshore and Teekay Tankers. Certain of these relationships and transactions are described below.

Our Major Shareholder

As of March 1, 2012, Resolute owned approximately 45.5% of our outstanding common stock. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Our Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies. Please read “Item 18. Financial Statements: Note 13—Related Party Transactions.”

Our Directors and Executive Officers

C. Sean Day, the Chairman of Teekay’s board of directors, is also the Chairman of Teekay Tankers, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore) and Teekay GP L.L.C. (the general partner of Teekay LNG). Bjorn Moller, Teekay’s Chief Executive Officer until April 1, 2011 and one of Teekay’s current directors, was also the Chief Executive Officer until April 1, 2011 and is a director of Teekay Tankers. Mr. Moller also served as a Vice Chairman and director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C., until April 1, 2011 when he resigned. Peter Evensen, a Teekay director and President and Chief Executive Officer of Teekay as of April 1, 2011, is a director of Teekay Tankers and the Chief Executive Officer and Chief Financial Officer and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C.

Vincent Lok, Teekay’s Executive Vice President and Chief Financial Officer, is also the Chief Financial Officer of Teekay Tankers. Kenneth Hvid is Teekay’s Executive Vice President and Chief Strategy Officer and is a director of each of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. Bruce Chan is the Chief Executive Officer of Teekay Tankers Ltd. and President of Teekay Tanker Services, a division of Teekay. Because the executive officers of Teekay Tankers and of the general partners of Teekay Offshore and Teekay LNG are employees of Teekay or other of its subsidiaries, their compensation (other than any awards under the respective long-term incentive plans of Teekay Tankers, Teekay Offshore and Teekay LNG) is set and paid by Teekay or such other applicable subsidiaries.

Pursuant to agreements with Teekay, each of Teekay Tankers, Teekay Offshore and Teekay LNG have agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers on management matters of such public company subsidiaries. For 2011, these reimbursement obligations totalled approximately $1.7 million, $3.0 million, and $2.4 million, respectively, for Teekay Tankers, Teekay Offshore and Teekay LNG, and are included in amounts paid as strategic fees under the management agreement for Teekay Tankers and the services agreements for Teekay Offshore and Teekay LNG described below. For 2009 and 2010, these reimbursement obligations for Teekay Tankers, Teekay Offshore and Teekay LNG totalled $1.3 million and $1.5 million, $1.3 million and $1.0 million, and $1.7 million and $1.4 million, respectively.

Relationships with Our Public Company Subsidiaries

Teekay Tankers

Teekay Tankers is a NYSE-listed, Marshall Islands corporation, which we formed to acquire from us a fleet of double-hull oil tankers in connection with Teekay Tanker’s initial public offering in December 2007. Teekay Tanker’s business is to own oil tankers and employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. Its operations are managed by our subsidiary Teekay Tankers Management Services Ltd.

As of March 1, 2012, we owned shares of Teekay Tankers’ Class A and Class B common stock that represented an ownership interest of 20.4% and voting power of 51.2% of Teekay Tankers’ outstanding common stock.

Teekay Tankers distributes to its stockholders on a quarterly basis all of its Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of the business. Cash Available for Distribution represents Teekay Tankers’ net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by Teekay Tankers from us, prior to their acquisition by Teekay Tankers, for the period when these vessels were owned and operated by us. We received distributions from Teekay Tankers of $23.4 million, $19.9 million and $13.4 million, respectively, with respect to 2009, 2010, and 2011.

Teekay Offshore and Teekay LNG

Teekay Offshore is a NYSE-listed, Marshall Islands limited partnership, which we formed to further develop our operations in the offshore market. Teekay Offshore is an international provider of marine transportation and storage services to the offshore oil industry. We own and control Teekay Offshore’s general partner, and as of March 1, 2012, we owned a 31.0% limited partner and a 2% general partner interest in Teekay Offshore. Teekay Offshore owns a majority of its fleet through OPCO, which was owned 51.0% by Teekay Offshore and 49.0% by us until we sold such 49% interest to Teekay Offshore in March 2011. Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2011 and Early 2012.”

Teekay LNG is a NYSE-listed, Marshall Islands limited partnership, which we formed to expand our operations in the LNG shipping sector. Teekay LNG is an international provider of marine transportation services for LNG, LPG and crude oil. We own and control Teekay LNG’s general partner, and as of March 1, 2012, we owned a 38.1% limited partner and a 2% general partner interest in Teekay LNG.

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

Teekay received total distributions, including incentive distributions, from Teekay Offshore of $29.2 million, $32.2 million, and $48.7 million, respectively, with respect to 2009, 2010, and 2011.

Teekay received total distributions, including incentive distributions, from Teekay LNG of $64.0 million, $71.2 million, and $76.0 million, respectively, with respect to 2009, 2010, and 2011.

Competition with Teekay Tankers, Teekay Offshore and Teekay LNG

Teekay has entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when Teekay, Teekay LNG, and Teekay Offshore may compete with each other and providing for rights of first offer on the transfer or rechartering of certain LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. Subject to applicable exceptions, the omnibus agreement generally provides that (a) neither Teekay nor Teekay LNG will own or operate offshore vessels (i.e. dynamically positioned shuttle tankers, FSO units and FPSO units) that are subject to contracts with a duration of three years or more, excluding extension options, (b) neither Teekay nor Teekay Offshore will own or operate LNG carriers and (c) neither Teekay LNG nor Teekay Offshore will own or operate crude oil tankers.

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

Sales of Vessels and Project Interests by Teekay to Teekay Tankers, Teekay Offshore and Teekay LNG

From time to time Teekay has sold to Teekay Tankers, Teekay Offshore and Teekay LNG vessels or interests in vessel owning subsidiaries or joint ventures. These transactions include those described under “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Teekay currently has committed to the following vessel transactions with its public company subsidiaries:

•

Teekay has agreed to offer the Petrojarl Foinaven FPSO unit to Teekay Offshore prior to July 9, 2012. The purchase price for the Foinaven FPSO would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to Teekay Offshore.

•

In October 2010, we announced that we had signed a contract with Petroleo Brasileiro SA (or Petrobras) to provide a FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly converted FPSO unit, to be named the Petrojarl Cidade de Itajai, which is currently under conversion from an existing Aframax tanker, for a total estimated cost of approximately $378 million, of which our 50% share is approximately $189 million. The new FPSO unit is scheduled to deliver mid-2012, when it will commence operations under a nine-year, fixed-rate time-charter-out contract to Petrobras with six additional one-year extension options exercisable by Petrobras. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to Teekay Offshore its interest in this FPSO unit at Teekay Corporation’s fully built-up cost within 365 days after the commencement of the charter to Petrobras.

Time Chartering and Bareboat Chartering Arrangements

Teekay charters in from or out to its public company subsidiaries certain vessels, including the following charter arrangements:

•

During 2011, nine of Teekay Offshore’s conventional tankers were chartered out to Teekay subsidiaries under long-term time charters. Two of Teekay Offshore’s shuttle tankers are chartered out to Teekay subsidiaries under long-term bareboat charters. Pursuant to these charter contracts, Teekay Offshore earned voyage revenues of $127.1 million, $119.8 million, and $140.9 million, respectively, for 2009, 2010, and 2011.

•

Two of Teekay Offshore’s FSO units are chartered out to Teekay subsidiaries under long-term bareboat charters. Pursuant to these charter contracts, Teekay offshore earned voyage revenues of $11.2 million, $11.2 million, and $11.0 million, respectively, for 2009, 2010, and 2011.

•

From December 2008 to June 2009, Teekay Offshore entered into a bareboat charter contract to in-charter one shuttle tanker from a subsidiary of Teekay. Pursuant to the charter contract, Teekay Offshore incurred time-charter hire expenses of $0.2 million, $nil and $nil, respectively, for 2009, 2010 and 2011.

•

Starting in August 2008, Teekay had been chartering in from Teekay Tankers the tanker Nassau Spirit under a fixed-rate time charter that expired in July 2010 and was replaced by a 12-month time-charter contract with a third party, which started immediately after the expiration of the time-charter contract with Teekay. During 2009, 2010 and 2011, Teekay Tankers earned revenues of $13.4 million, $6.9 million, and nil respectively, under this time-charter contract.

•

Starting in April 2008, Teekay has been chartering in from Teekay LNG the LNG carriers Arctic Spirit and Polar Spirit under a fixed-rate time charter for a period of ten years, plus options exercisable by Teekay to extend up to an additional 15 years. During 2009, 2010 and 2011, Teekay LNG earned revenues of $38.9 million, $36.5 million, and $35.1 million respectively, under these time-charter contracts.

Services, Management and Pooling Arrangements

Services Agreements. In connection with their initial public offerings in May 2005 and December 2006, respectively, and subsequent thereto, Teekay LNG and Teekay Offshore and certain of their subsidiaries have entered into services agreements with certain other subsidiaries of Teekay, pursuant to which the other Teekay subsidiaries provide to Teekay LNG, Teekay Offshore and their subsidiaries administrative, advisory and technical and ship management services. These services are provided in a commercially reasonable manner and upon the reasonable request of the general partner or subsidiaries of Teekay LNG or Teekay Offshore, as applicable. The other Teekay subsidiaries that are parties to the services agreements provide these services directly or subcontract for certain of these services with other entities, including other Teekay subsidiaries. Teekay LNG and Teekay Offshore pay arm’s-length fees for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the other Teekay subsidiaries incur in providing these services. During 2009, 2010 and 2011, Teekay LNG and Teekay Offshore incurred expenses of $38.8 million, $45.4 million, and $48.6 million, and $40.4 million, $43.0 million, and $54.6 million, respectively, for these services.

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

In return for services under the management agreement, Teekay Tankers pays the Manager an agreed-upon fee for commercial services (other than for Teekay Tankers vessels participating in pooling arrangements), a technical services fee equal to the average rate Teekay charges third parties to technically manage their vessels of a similar size, and fees for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. During 2009, 2010, and 2011, Teekay Tankers incurred $5.7 million, $5.6 million, and $7.5 million, respectively, for these services.

The management agreement also provides for the payment of a performance fee in order to provide the Manager an incentive to increase cash available for distribution to Teekay Tankers’ stockholders. Teekay Tankers did not incur any performance fees for2011, 2010 or 2009.

Pooling Arrangements. Certain Aframax and Suezmax tankers of Teekay Tankers participate in vessel pooling arrangements managed by other Teekay subsidiaries. The pool managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of Teekay Tankers’ vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Teekay Tankers incurred pool management fees during 2009, 2010 and 2011 of $2.6 million, $1.9 million and $1.8 million, respectively.

Item 8.    Financial Information

Consolidated Financial Statements and Notes

Please read Item 18 below.

Legal Proceedings

From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our financial condition or results of operations. For information about a recent legal proceeding, please read “Item 18. Financial Statements: Note16(d)—Legal Proceedings and Claims.”

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

Significant Changes

Please read “Item 18. Financial Statements: Note 25—Subsequent Events.

Item 9.    The Offer and Listing

Our common stock is traded on the NYSE under the symbol “TK”. The following table sets forth the high and low sales prices for our common stock on the NYSE for each of the periods indicated.

Years Ended	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007
High	$37.93	$33.96	$24.94	$53.30	$62.66
Low	20.67	20.42	11.10	11.51	42.52

Quarters Ended	Mar. 31, 2012	Dec. 31, 2011	Sept. 30, 2011	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010
High	$35.52	$28.50	$31.78	$37.93	$37.19	$33.96	$29.03	$29.76
Low	24.89	20.67	21.37	29.81	31.55	26.09	23.60	22.39

Months Ended	Mar. 31, 2012	Feb. 29, 2012	Jan. 31, 2012	Dec. 31, 2011	Nov. 30, 2011	Oct. 31, 2011
High	$35.52	$28.98	$27.52	$28.09	$28.50	$26.94
Low	27.50	26.28	24.89	25.45	24.62	20.67

Item 10. Additional Information

Memorandum and Articles of Association

Our Amended and Restated Articles of Incorporation, as amended, have been filed as exhibits 1.1 and 1.2 to our Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and are hereby incorporated by reference into this Annual Report. Our Bylaws have previously been filed as exhibit 1.3 to our Report on Form 6-K (File No. 1-12874), filed with the SEC on August 31, 2011, and are hereby incorporated by reference into this Annual Report.

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

The necessary actions required to change the rights of holders of our capital stock and the conditions governing the manner in which annual and special meetings of shareholders are convened are described in our Bylaws filed as exhibit 1.3 to our Report on Form 6-K (File No. 1-12874), filed with the SEC on August 31, 2011, and hereby incorporated by reference into this Annual Report.

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

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to stockholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations promulgated thereunder (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Corporation.

This discussion is limited to stockholders who hold their common stock as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular stockholder in light of the stockholder’s circumstances, or to certain categories of stockholders that may be subject to special tax rules, such as:

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

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your own tax advisor about the U.S. federal income tax consequences of owning and disposing of the common stock.

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

Distributions

Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock generally will be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock become ex-dividend; (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in taxable years beginning after December 31, 2012 will be taxed at ordinary graduated tax rates.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Certain U.S. Individual Holders will be subject to pay a 3.8% tax on, among other things, dividends for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common stock.

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

Certain U.S. Individual Holders will be subject to a 3.8% tax on, among other things, capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common stock.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75% of its gross income is “passive” income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries assets, income or operations.

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

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such pro rata share would not exceed the income allocable to dividends on our shares, although ordinary earnings could be allocated to a shareholder in a taxable year before the dividend is paid. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the holder’s holding period of our common stock during which we qualified as a PFIC, the holder may be treated as having made a timely QEF election by filing a QEF election with the holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the holder would otherwise recognize if the holder sold the holder’s common stock on the “qualification date.” The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the holder’s holding period of our common stock during which we qualified as a PFIC and the holder did not make the deemed sale election described above, the holder also will be subject to the more adverse rules described below.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any “excess distribution” (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (ii) any gain realized on the sale, exchange or other disposition of the stock. Under these special rules:

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

Consequences of Possible Controlled Foreign Corporation Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation (or a CFC).

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

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return subject to certain exceptions, including an exception for foreign assets held in accounts maintained by U.S. financial institutions. Stock in a foreign corporation, including our stock, is a specified foreign asset for this purpose. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the filing of this form.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes, except as noted below under Spot Tanker Market Rate Risk. Please read “Item 18. Financial Statements: Note 15—Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry docking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge a substantial majority of our net foreign currency exposure for the following 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at December 31, 2011, we had the following foreign currency forward contracts:

	Expected Maturity Date
	2012	2013	Total	Total
	Contract Amount (1)	Contract Amount (1)	Contract Amount (1)	Fair value (1) Asset (Liability)
Norwegian Kroner:	$141.3	$32.8	$174.1	$(1.0)
Average contractual exchange rate(2)	6.09	5.94	6.07
Euro:	$40.9	$5.8	$46.7	$(1.7)
Average contractual exchange rate(2)	0.75	0.75	0.75
Canadian Dollar:	$31.8	$4.6	$36.4	$(0.5)
Average contractual exchange rate(2)	1.01	1.03	1.02
British Pounds:	$46.5	$7.8	$54.3	$(1.2)
Average contractual exchange rate(2)	0.65	0.64	0.64

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.
(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at December 31, 2011, we had Euro-denominated term loans of 269.2 million Euros ($348.9 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our exposure to fluctuations in the Euro will not increase in the future.

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

The table below provides information about our financial instruments at December 31, 2011, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	2012	2013	2014	2015	2016	Thereafter	Total	Asset / (Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	343.2	1,005.2	950.8	282.3	225.9	1,452.3	4,259.3	(3,837.5)	1.8%
Variable Rate (Euro) (3) (4)	13.5	14.5	15.6	16.7	17.9	270.7	348.9	(312.7)	2.7%
Fixed-Rate ($U.S.)	44.7	44.7	44.7	44.7	44.7	612.7	836.2	(922.0)	6.9%
Average Interest Rate	5.2%	5.2%	5.2%	5.2%	5.2%	7.5%	6.9%
Capital Lease Obligations (5)
Variable-Rate ($U.S.) (6)	47.2	68.3	29.6	2.3	2.3	26.0	175.7	(175.7)	7.4%
Average Interest Rate (7)	6.7%	9.1%	7.8%	4.4%	4.4%	4.4%	7.4%
Interest Rate Swaps:
Contract Amount ($U.S.) (5) (8)	392.3	392.3	210.2	338.1	760.4	1,673.5	3,766.8	(561.7)	3.8%
Average Fixed Pay Rate (2)	2.4%	2.3%	3.9%	4.0%	2.8%	4.9%	3.8%
Contract Amount (Euro) (4)	13.5	14.5	15.6	16.7	17.9	270.7	348.9	(25.8)	3.1%
Average Fixed Pay Rate (3)	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which as of December 31, 2011, ranged from 0.45% to 3.25%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2011.
(5)	Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 18—Financial Statements: Note 10—Capital Lease Obligations and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at December 31, 2011, totalled $476.1 million, and the lease obligations, which as at December 31, 2011, totalled $471.4 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2011, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $423.7 million and $470.2 million, ($119.9) million and $159.6 million, and 4.9% and 4.8% respectively.
(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable (see Item 18—Financial Statements: Note 10—Capital Lease Obligations and Restricted Cash).
(7)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.
(8)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

Commodity Price Risk

From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at December 31, 2011 and 2010, we had no bunker fuel swap contract commitments.

Spot Tanker Market Rate Risk

In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time we have entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce our exposure to spot tanker market rates. As at December 31, 2011 and 2010, we had no FFAs commitments.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2011.

During 2011, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our internal controls are designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

On November 30, 2011, we acquired the Hummingbird and began consolidating its operations. Please read “Item 18. Financial Statements: Note 3—Acquisition of FPSO Units and Investment in Sevan Marine ASA.” Our management has excluded from its evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011, Hummingbird’s internal control over financial reporting associated with net assets of $142.8 million and total revenues of $8.4 million included in our consolidated financial statements as of and for the year ended December 31, 2011. Effective November 30, 2011, we consolidated the accounts of the Voyageur pursuant to FASB ASC 810. Please read “Item 18. Financial Statements: Note 3—Acquisition of FPSO Units and Investment in Sevan Marine ASA.” Our management has excluded from its evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011, Voyageur’s internal control over financial reporting associated with its related net assets of $172.0 million and total revenues of $1.3 million included in our consolidated financial statements as of and for the year ended December 31, 2011.

On November 30, 2011, Teekay Offshore acquired the Piranema and began consolidating its operations. Please read “Item 18. Financial Statements: Note 3—Acquisition of FPSO Units and Investment in Sevan Marine ASA.” Our management has excluded from its evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011, Piranema’s internal control over financial reporting associated with its related net assets of $166.5 million and total revenues of $4.8 million included in our consolidated financial statements as of and for the year ended December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2011.

Our independent auditors, KPMG LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

Item 16A.    Audit Committee Financial Expert

The Board has determined that director and Chair of the Audit Committee, Eileen A. Mercier, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.    Code of Ethics

We have adopted Standards for Business Conduct that apply to all employees and directors. This document is available under “Business—About Teekay—Corporate Governance” from the Home Page of our website (www.teekay.com). We also intend to disclose under “Business—About Teekay—Corporate Governance” in the About Teekay section of our web site any waivers to or amendments of our Standards of Business Conduct for the benefit of our directors and executive officers.

Item 16C.    Principal Accountant Fees and Services

Our principal accountant for 2011 was KPMG LLP, Chartered Accountants, and our principal accountant for 2010 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees Teekay and our subsidiaries paid or accrued for audit and other services provided by KPMG LLP and Ernst & Young LLP for 2011 and 2010.

Fees (in thousands of U.S. Dollars)	2011	2010
Audit Fees (1)	$3,806	$5,802
Audit-Related Fees (2)	293	477
Tax Fees (3)	73	121
All Other Fees (4)	6	11

Total (5)	$4,178	$6,411

(1)	Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries including professional services in connection with the review of our regulatory filings for public offerings of our subsidiaries. Audit fees for 2011 and 2010 include approximately $688 thousand and $996 thousand, respectively, of fees paid to KPMG LLP and Ernst & Young LLP by Teekay LNG that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG. Audit fees for 2011 and 2010 include approximately $1,131 thousand and $1,380 thousand, respectively, of fees paid to KPMG LLP and Ernst & Young LLP by our subsidiary Teekay Offshore that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay Offshore. Audit fees for 2011 and 2010 include approximately $477 thousand and $535 thousand, respectively, of fees paid to KPMG LLP and Ernst & Young LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.
(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, divestitures and other attestation services.
(3)	For 2011 and 2010, tax fees principally included international tax planning fees, corporate tax compliance fees and personal and expatriate tax services fees.
(4)	All other fees principally include subscription fees to an internet database of accounting information.
(5)	Total fees incurred with respect to KPMG LLP were approximately $2,938 thousand and nil for 2011 and 2010, respectively. Total fees incurred with respect to Ernst & Young LLP were approximately $1,240 thousand and $6,411 thousand for 2011 and 2010, respectively.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2011.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In October 2008, we announced that our Board of Directors had authorized the repurchase of up to $200 million of shares of our common stock. As at December 31, 2011, Teekay had repurchased 5.2 million shares of Common Stock for $162.3 million pursuant to such authorizations. The total remaining share repurchase authorization at December 31, 2011, was $37.7 million.

Item 16F.    Change in Registrant’s Certifying Accountant

Ernst & Young LLP was previously the principal accountants for Teekay. In 2011, Teekay decided to seek proposals from several independent accounting firms, including Ernst & Young LLP, to provide audit and other principal accounting services. On June 1, 2011, we engaged KPMG LLP as our principal accountants. The decision to change accountants was approved by the Audit Committee and our Board of Directors.

During the two fiscal years ended December 31, 2010, and the subsequent interim period through March 31, 2011, there were no: (1) disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit reports of Ernst & Young LLP on the consolidated financial statements of Teekay as of and for the years ended December 31, 2009 and 2010 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

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

Item 16H.    Mine Safety Disclosure

Not applicable.

PART III

Item 17.    Financial Statements

Not applicable.

Item 18.    Financial Statements

The following consolidated financial statements and schedule, together with the related reports of KPMG LLP, Independent Registered Public Accounting Firm thereon, and Ernst & Young LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19.    Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Corporation. (15)

1.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation. (15)

1.3	Amended and Restated Bylaws of Teekay Corporation. (1)

2.1	Registration Rights Agreement among Teekay Corporation, Tradewinds Trust Co. Ltd., as Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK Trust. (2)

2.2	Specimen of Teekay Corporation Common Stock Certificate. (2)

2.3	Indenture dated June 22, 2001 among Teekay Corporation and The Bank of New York Trust Company of Florida (formerly U.S. Trust Company of Texas, N.A.) for U.S. $250,000,000 8.875% Senior Notes due 2011. (3)

2.4	First Supplemental Indenture dated as of December 6, 2001 among Teekay Corporation and The Bank of New York Trust Company of Florida, N.A. for U.S. $100,000,000 8.875% Senior Notes due 2011. (4)

2.5	Exchange and Registration Rights Agreement dated June 22, 2001 among Teekay Corporation and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Deutsche Banc Alex. Brown Inc. and Scotia Capital (USA) Inc. (3)

2.6	Exchange and Registration Rights Agreement dated December 6, 2001 between Teekay Corporation and Goldman, Sachs & Co. (4)

2.7	Specimen of Teekay Corporation’s 8.875% Senior Notes due 2011. (3)

2.8	Indenture dated as of January 27, 2010 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for US $450,000,000 8.5% Senior Notes due 2020. (16)

4.1	1995 Stock Option Plan. (2)

4.2	Amendment to 1995 Stock Option Plan. (5)

4.3	Amended 1995 Stock Option Plan. (6)

4.4	Amended 2003 Equity Incentive Plan.

4.5	Annual Executive Bonus Plan. (7)

4.6	Vision Incentive Plan. (8)

4.7	Form of Indemnification Agreement between Teekay and each of its officers and directors. (2)

4.8	Amended Rights Agreement, dated as of July 2, 2010 between Teekay Corporation and The Bank of New York, as Rights Agent. (9)

4.9	Agreement dated June 26, 2003 for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (10)

4.10	Agreement dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC. (7)

4.11	Supplemental Agreement dated September 30, 2004 to Agreement dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (7)

4.12	Agreement dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others. (8)

4.13	Agreement dated October 2, 2006, for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility among Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. (11)

4.14	Agreement dated August 23, 2006, for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility among Teekay LNG Partners L.P., ING Bank N.V. and various other banks. (11)

4.15	Agreement, dated November 28, 2007 for a U.S. $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (12)

4.16	Agreement dated May 16, 2007 for a U.S. $700,000,000 Credit Facility Agreement to be made available to Teekay Acquisition Holdings LLC et al by HSH NordBank AG and others. (13)

4.17	Amended and Restated Omnibus Agreement (14)

8.1	List of Significant Subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.

13.1	Teekay Corporation Certification of Peter Evensen, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG LLP, as independent registered public accounting firm.

23.2	Consent of Ernst & Young LLP, as former independent registered public accounting firm.

(1)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on August 31, 2011, and hereby incorporated by reference to such Report.
(2)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.
(3)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (Registration No. 333-64928), filed with the SEC on July 11, 2001, and hereby incorporated by reference to such Registration Statement.
(4)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (Registration No. 333-76922), filed with the SEC on January 17, 2002, and hereby incorporated by reference to such Registration Statement.
(5)	Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on May 2, 2000, and hereby incorporated by reference to such Report.

(6)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Annual Report.
(7)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 8, 2005, and hereby incorporated by reference to such Report.
(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 10, 2006, and hereby incorporated by reference to such Report.
(9)	Previously filed as an exhibit to the Company’s Form 8-A/A (File No.1-12874), filed with the SEC on July 2, 2010, and hereby incorporated by reference to such Annual Report.
(10)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 14, 2003, and hereby incorporated by reference to such Report.
(11)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on December 21, 2006, and hereby incorporated by reference to such Report.
(12)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 11, 2008, and hereby incorporated by reference to such Report.
(13)	Previously filed as an exhibit to the Company’s Schedule TO – T/A, filed with the SEC on May 18, 2007, and hereby incorporated by reference to such schedule.
(14)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.
(15)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and hereby incorporated by reference to such Report.
(16)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on January 27, 2010, and hereby incorporated by reference to such Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION

By: /s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: April 25, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

TEEKAY CORPORATION

We have audited the accompanying consolidated balance sheet of Teekay Corporation and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in total equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of Teekay Corporation as of December 31, 2010 and for the years ended December 31, 2010 and 2009, were audited by other auditors whose report thereon dated April 13, 2011, expressed an unqualified opinion on those statements.

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

In our opinion, the 2011 consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2012, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 25, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

TEEKAY CORPORATION

We have audited Teekay Corporation and subsidiaries (“the Company”)’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired the FPSO Units and the Investment in Sevan Marine ASA (note 3) during 2011, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, these acquired businesses internal control over financial reporting associated with net assets of $481.3 million and total revenues of $14.5 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2011. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of these acquired businesses.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as at December 31, 2011, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in total equity for the year then ended, and our report dated April 25, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 25, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

TEEKAY CORPORATION

We have audited the accompanying consolidated balance sheet of Teekay Corporation and subsidiaries (the “Company”) as of December 31, 2010, and the related consolidated statements of income (loss), changes in total equity, cash flows and comprehensive income (loss) for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Corporation and subsidiaries as at December 31, 2010, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada, April 13, 2011	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share amounts)

	Year ended December 31, 2011 $	Year ended December 31, 2010 $	Year ended December 31, 2009 $
REVENUES	1,953,782	2,095,753	2,181,605

OPERATING EXPENSES
Voyage expenses	176,614	245,097	294,091
Vessel operating expenses (note 15)	677,687	630,547	615,764
Time-charter hire expense	214,179	285,992	438,877
Depreciation and amortization	428,608	440,705	437,176
General and administrative (notes 12 and 15)	223,616	193,743	198,836
Asset impairments and net loss on sale of vessels and equipment (notes 6 and 18)	151,059	49,150	12,629
Bargain purchase gain (note 3)	(58,235)	—	—
Goodwill impairment charge (note 6)	36,652	—	—
Restructuring charges (note 20)	5,490	16,396	14,444

Total operating expenses	1,855,670	1,861,630	2,011,817

Income from vessel operations	98,112	234,123	169,788

OTHER ITEMS
Interest expense	(137,604)	(136,107)	(141,448)
Interest income	10,078	12,999	19,999
Realized and unrealized (loss) gain on non-designated derivative instruments (note 15)	(342,722)	(299,598)	140,046
Equity (loss) income (notes 18b and 23)	(35,309)	(11,257)	52,242
Foreign exchange gain (loss) (notes 8 and 15)	12,654	31,983	(20,922)
Loss on notes repurchase (note 8)	—	(12,645)	(566)
Other income (note 14)	12,360	7,527	13,527

Net (loss) income before income taxes	(382,431)	(172,975)	232,666
Income tax (expense) recovery (note 21)	(4,290)	6,340	(22,889)

Net (loss) income	(386,721)	(166,635)	209,777
Less: Net loss (income) attributable to non-controlling interests	17,805	(100,652)	(81,365)

Net (loss) income attributable to stockholders of Teekay Corporation	(368,916)	(267,287)	128,412

Per common share of Teekay Corporation (note 19)
• Basic (loss) earnings attributable to stockholders of Teekay Corporation	(5.25)	(3.67)	1.77
• Diluted (loss) earnings attributable to stockholders of Teekay Corporation	(5.25)	(3.67)	1.76
• Cash dividends declared	1.2650	1.2650	1.2650
Weighted average number of common shares outstanding (note 19)
• Basic	70,234,817	72,862,617	72,549,361
• Diluted	70,234,817	72,862,617	73,058,831

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars)

	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $	Year Ended December 31, 2009 $
Net (loss) income	(386,721)	(166,635)	209,777

Other comprehensive (loss) income:
Unrealized (loss) gain on marketable securities	(4,357)	2,333	5,837
Realized gain on marketable securities	(3,372)	(1,097)	—
Pension adjustments, net of taxes	(5,402)	(7,245)	13,044
Unrealized gain (loss) on qualifying cash flow hedging instruments	2,019	(3,559)	45,994
Realized (gain) loss on qualifying cash flow hedging instruments	(5,566)	3,040	24,647

Other comprehensive (loss) income	(16,678)	(6,528)	89,522

Comprehensive (loss) income	(403,399)	(173,163)	299,299
Less: Comprehensive loss (income) attributable to non-controlling interests	18,751	(100,761)	(90,360)

Comprehensive (loss) income attributable to stockholders of Teekay Corporation	(384,648)	(273,924)	208,939

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at December 31, 2011 $	As at December 31, 2010 $
ASSETS
Current
Cash and cash equivalents (note 8)	692,127	779,748
Restricted cash (note 10)	4,370	86,559
Accounts receivable, including non-trade of $38,120 (2010—$35,960) and related party balance of $3,487 (2010—$nil)	353,659	256,496
Vessels held for sale (notes 11 and 18)	19,000	—
Net investment in direct financing leases (note 9)	23,171	26,791
Prepaid expenses	93,045	83,915
Current portion of derivative assets (note 15)	24,712	27,215
Other assets	2,672	2,616

Total current assets	1,212,756	1,263,340

Restricted cash—non-current (note 10)	495,784	489,712

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $2,375,604 (2010—$1,997,411)	6,678,899	5,692,812
Vessels under capital leases, at cost, less accumulated amortization of $163,939 (2010—$172,113 ) (note 10)	681,554	880,576
Advances on newbuilding contracts (note 16a)	507,908	197,987

Total vessels and equipment	7,868,361	6,771,375

Net investment in direct financing leases—non-current (note 9)	436,737	460,725
Marketable securities	7,782	21,380
Loans to equity accounted investees and joint venture partners, bearing interest between 4.4% to 8.0%	85,248	32,750
Derivative assets (note 15)	140,557	55,983
Deferred income tax asset (note 21)	22,316	17,001
Equity accounted investments (notes 16b, 18b and 23)	252,637	207,633
Investment in term loans (note 4)	186,844	116,014
Other non-current assets	119,093	117,351
Intangible assets—net (note 6)	136,742	155,893
Goodwill (note 6)	166,539	203,191

Total assets	11,131,396	9,912,348

LIABILITIES AND EQUITY
Current
Accounts payable	97,084	46,240
Accrued liabilities (note 7)	394,586	377,119
Current portion of derivative liabilities (note 15)	117,337	144,111
Current portion of long-term debt (note 8)	401,376	276,508
Current obligation under capital leases (note 10)	47,203	267,382
Current portion of in-process revenue contracts (note 6)	73,344	43,469
Loans from equity accounted investees	—	59

Total current liabilities	1,130,930	1,154,888

Long-term debt, including amounts due to joint venture partners of $13,282 (2010—$13,282) (note 8)	5,042,997	4,155,556
Long-term obligation under capital leases (note 10)	599,844	470,752
Derivative liabilities (note 15)	569,542	387,124
Asset retirement obligation	21,150	23,018
In-process revenue contracts (note 6)	235,296	152,637
Other long-term liabilities (note 21)	199,836	194,640

Total liabilities	7,799,595	6,538,615

Commitments and contingencies (notes 9, 10, 15 and 16)

Redeemable non-controlling interest (note 16e)	38,307	41,725

Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 68,732,341 shares outstanding (2010—72,012,843); 74,391,691 shares issued (2010—73,749,793)) (note 12)	660,917	672,684
Retained earnings	792,682	1,313,934
Non-controlling interest	1,863,798	1,353,561
Accumulated other comprehensive loss (note 1)	(23,903)	(8,171)

Total equity	3,293,494	3,332,008

Total liabilities and equity	11,131,396	9,912,348

Consolidation of variable interest entities (note 3)

The accompanying notes are an integral part of the consolidated financial statements

TEEKAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $	Year Ended December 31, 2009 $
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(386,721)	(166,635)	209,777
Non-cash items:
Depreciation and amortization	428,608	440,705	437,176
Amortization of in-process revenue contracts (note 6)	(46,436)	(48,254)	(75,977)
Gain on sale of marketable securities	(2,906)	(1,805)	—
Gain on sale of vessels and equipment	(4,861)	(2,012)	(27,683)
Write-down of intangibles and other	—	31,730	16,105
Write-down for impairment of goodwill	36,652	—	—
Write-down of equity accounted investments (note 18b)	19,411	—	—
Write-down of vessels and equipment	155,920	19,432	24,221
Bargain purchase gain (note 3)	(58,235)	—	—
Loss on repurchase of notes	—	12,645	566
Equity loss (income), net of dividends received	31,376	11,257	(49,299)
Income tax expense(recovery)	4,290	(6,340)	22,889
Employee stock option compensation	16,262	15,264	11,255
Unrealized foreign exchange (gain) loss	(11,614)	(21,427)	16,605
Unrealized loss (gain) on derivative instruments	70,822	140,187	(293,174)
Other	(5,408)	(929)	5,140
Change in operating assets and liabilities (note 17a)	(84,347)	45,415	148,655
Expenditures for dry docking	(55,620)	(57,483)	(78,005)

Net operating cash flow	107,193	411,750	368,251

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt (note 8)	2,114,879	1,769,742	1,194,037
Debt issuance costs	(10,634)	(14,471)	(11,745)
Scheduled repayments of long-term debt	(449,640)	(210,025)	(156,315)
Prepayments of long-term debt	(881,207)	(1,536,587)	(1,583,852)
Repayments of capital lease obligations	(89,145)	(38,958)	(37,248)
Proceeds from loans to equity accounted investees	—	1,182	649
Repayment of loans from equity accounted investees	(59)	(1,235)	(24,140)
Decrease in restricted cash (note 10)	73,105	30,291	38,953
Net proceeds from issuance of Teekay LNG Partners L.P. units (note 5)	334,101	50,000	158,996
Net proceeds from issuance of Teekay Offshore Partners L.P. units (note 5)	189,722	392,944	102,009
Net proceeds from issuance of Teekay Tankers Ltd. shares (note 5)	107,234	202,698	65,556
Issuance of Common Stock upon exercise of stock options	5,906	5,735	2,007
Repurchase of Common Stock	(122,195)	(40,111)	—
Distribution paid from subsidiaries to non-controlling interests	(201,942)	(159,808)	(109,942)
Cash dividends paid	(93,480)	(92,695)	(91,747)

Net financing cash flow	976,645	358,702	(452,782)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(755,045)	(343,091)	(495,214)
Proceeds from sale of vessels and equipment	33,424	70,958	219,834
Proceeds from sale of marketable securities	8,774	565	—
Acquisition, net of cash acquired of $50,230 (note 3)	(322,500)	—	—
Investment in term loans (note 4)	(70,000)	(115,575)	—
Investment in equity accounted investees (note 23)	(38,496)	(45,480)	(7,426)
Advances to equity accounted investees	(55,156)	(5,447)	(1,369)
Investment in direct financing lease assets	—	(886)	(25,526)
Direct financing lease payments received	27,608	25,782	1,084
Other investing activities	(68)	(40)	1,493

Net investing cash flow	(1,171,459)	(413,214)	(307,124)

(Decrease) increase in cash and cash equivalents	(87,621)	357,238	(391,655)
Cash and cash equivalents, beginning of the year	779,748	422,510	814,165

Cash and cash equivalents, end of the year	692,127	779,748	422,510

Supplemental cash flow information (note 17)

The accompanying notes are an integral part of the consolidated financial statements

TEEKAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding	Common Stock and Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total
	#	$	$	$	$	$
Balance as at December 31, 2008	72,512	642,911	1,507,617	(82,061)	583,938	2,652,405

Net income			128,412		81,365	209,777
Other comprehensive income (loss)				80,527	8,995	89,522
Dividends declared			(91,767)		(109,942)	(201,709)
Reinvested dividends	2	20				20
Exercise of stock options	180	2,007				2,007
Employee stock option compensation (note 12)		11,255				11,255
Dilution gains on public offerings of Teekay LNG, Teekay Offshore and Teekay Tankers (note 5)			41,169			41,169
Addition of non-controlling interest from unit and share issuances of subsidiaries and other					291,224	291,224

Balance as at December 31, 2009	72,694	656,193	1,585,431	(1,534)	855,580	3,095,670

Net (loss) income			(267,287)		99,854	(167,433)
Other comprehensive income (loss)				(6,637)	109	(6,528)
Dividends declared			(92,736)		(159,808)	(252,544)
Reinvested dividends	2	41				41
Exercise of stock options and other	555	5,735				5,735
Repurchase of Common Stock (note 12)	(1,238)	(10,610)	(29,501)			(40,111)
Employee stock option compensation and other (note 12)		21,325				21,325
Dilution gains on public offerings of Teekay Offshore and Teekay Tankers and unit issuances of Teekay LNG (note 5)			123,203			123,203
Dilution loss on initiation of majority owned subsidiary (note 16e)			(5,176)		(2,256)	(7,432)
Addition of non-controlling interest from share and unit issuances of subsidiaries and other					560,082	560,082

Balance as at December 31, 2010	72,013	672,684	1,313,934	(8,171)	1,353,561	3,332,008

Net loss			(368,916)		(24,406)	(393,322)
Other comprehensive income (loss)				(15,732)	(946)	(16,678)
Dividends declared			(93,489)		(201,942)	(295,431)
Reinvested dividends	1	9				9
Exercise of stock options and other	641	5,906				5,906
Repurchase of Common Stock (note 12)	(3,923)	(33,944)	(88,251)			(122,195)
Employee stock option compensation and other (note 12)		16,262				16,262
Dilution gains on public offerings of Teekay LNG and Teekay Tankers and unit issuances of Teekay Offshore (note 5)			124,247			124,247
Sale of 49% interest of OPCO to Teekay Offshore (note 5)			(94,843)		94,843	—
Acquisition of Voyageur FPSO unit (note 3)					144,600	144,600
Addition of non-controlling interest from share and unit issuances of subsidiaries and other					498,088	498,088

Balance as at December 31, 2011	68,732	660,917	792,682	(23,903)	1,863,798	3,293,494

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

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period, relating to the reclassification of revenues of $26.9 million and $9.6 million for the years ended December 31, 2010 2009, respectively, from time-charter hire expense to revenues, and the reclassification of certain crew training expenses of $13.6 million for the year ended December 31, 2009 from general and administrative expenses to vessel operating expenses in the consolidated statements of income (loss) and the reclassification of accounts receivable of $11.6 million as at December 31, 2010 from prepaid expenses to accounts receivable and accounts payable in the consolidated balance sheets.

Reporting currency

The consolidated financial statements are stated in U.S. Dollars. The functional currency of the Company is the U.S. Dollar because the Company operates in the international shipping market, which typically utilizes the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income (loss).

Operating revenues and expenses

The Company recognizes revenues from time-charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is off hire. When the time-charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenue only after meeting the profit sharing or other contingent threshold. All revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Revenues from floating production, storage and off-take (or FPSO) service contracts are recognized as service is performed. Certain of the Company’s FPSO units receive incentive-based revenue, which is recognized when earned by fulfillment of the applicable performance criteria. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

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

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There were no significant amounts recorded as allowance for doubtful accounts as at December 31, 2011, 2010, and 2009.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for crude oil tankers, 20 to 30 years for FPSO units and 35 years for liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years or 35 years, respectively. Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases. Depreciation of vessels and equipment, excluding amortization of dry docking expenditures, for the years ended December 31, 2011, 2010 and 2009 aggregated $356.0 million, $355.5 million and $362.3 million, respectively. Amortization of vessels accounted for as capital leases was $34.7 million, $33.5 million and $31.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

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

Interest costs capitalized to vessels and equipment for the years ended December 31, 2011, 2010, and 2009, aggregated $8.1 million, $14.0 million and $14.0 million, respectively.

Generally, the Company dry docks each vessel every two and a half to five years. The Company capitalizes a substantial portion of the costs incurred during dry docking and amortizes those costs on a straight-line basis over their estimated useful life, which typically is from the completion of a dry docking or intermediate survey to the estimated completion of the next dry docking. The Company includes in capitalized dry docking those costs incurred as part of the dry dock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking, and for annual class survey costs on the Company’s FPSO units.

Dry docking activity for the three years ended December 31, 2011, 2010, and 2009, is summarized as follows:

	Year ended December 31,
	2011 $	2010 $	2009 $
Balance at the beginning of the year	143,103	172,053	154,613
Costs incurred for dry docking	60,484	57,156	79,482
Dry dock amortization	(74,600)	(86,106)	(62,042)

Balance at the end of the year	128,987	143,103	172,053

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

Direct financing leases and other loan receivables

The Company employs (i) two vessels on long-term time charters, (ii) a floating storage and off-take (or FSO) unit, and (iii) assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products, all of which are accounted for as direct financing leases. The lease payments received by the Company under these lease arrangements are allocated between the net investments in the leases and revenues or other income using the effective interest method so as to produce a constant periodic rate of return over the lease terms.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

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

Class of Financing Receivable	Credit Quality Indicator	Grade	December 31, 2011 $	December 31, 2010 $
Direct financing leases	Payment activity	Performing	459,908	487,516
Other loan receivables
Investment in term loans and interest receivable	Collateral	Performing	188,616	117,825
Loans to joint ventures and joint venture partners(1)	Other internal metrics	Performing	36,002	33,932
Long-term receivable included in other assets	Payment activity	Performing	786	410

			685,312	639,683

(1)

The Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or Teekay Tangguh Subsidiary). Subsequent to December 31, 2011, one of Teekay LNG’s joint venture partner’s parent company, PT Berlian Laju Tanker (or BLT), suspended trading on the Jakarta Stock Exchange, and filed for bankruptcy protection in order to restructure its debts. The Company believes the loans to BLT and Teekay LNG’s joint venture partner, BLT LNG Tangguh Corporation, totaling $19.1 million as at December 31, 2011 (2010—$20.2 million) are still collectible given the expected cash flows anticipated to be generated by the Teekay Tangguh Subsidiary that can be used to repay the loan and given the underlying collateral securing the loans to BLT.

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

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and whether the contract qualifies for hedge accounting. The Company generally does not apply hedge accounting to its derivative instruments, except for certain foreign exchange currency contracts (See Note 15).

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income (loss) in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the consolidated statement of income (loss). The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings in the consolidated statement of income (loss). If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item (e.g. general and administrative expense) item in the consolidated statement of income (loss). If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the consolidated statement of income (loss).

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

The Company’s intangible assets consist primarily of acquired time-charter contracts and contracts of affreightment. The value ascribed to the time-charter contracts and contracts of affreightment are being amortized over the life of the associated contract, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.

Asset retirement obligation

The Company has an asset retirement obligation (or ARO) relating to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. This obligation generally involves restoration of the environment surrounding the facility and removal and disposal of all production equipment. This obligation is expected to be settled at the end of the contract under which the FPSO unit currently operates, which is anticipated no later than 2018. The ARO will be covered in part by contractual payments from FPSO contract counterparties.

The Company records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related equipment. Each period, the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability. As at December 31, 2011, the ARO and associated receivable which is recorded in other non-current assets from third parties were $21.2 million and $6.1 million, respectively (2010—$23.0 million and $6.8 million, respectively).

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

Issuance of shares or units by subsidiaries

The Company accounts for dilution gains or losses from the issuance of shares or units by its publicly listed subsidiaries as an adjustment to retained earnings.

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

In 2005, the Company adopted the Vision Incentive Plan (or the VIP) to reward exceptional corporate performance and shareholder returns. This plan was designed to result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010; and (b) market value added from 2001 to 2010. In March 2008, an interim distribution was made to certain participants with a value of $13.3 million, paid in restricted stock units, with vesting of the interim distribution in three equal amounts on November 2008, November 2009 and November 2010. In September 2009, 187,400 restricted stock units, with two-year bullet vesting, were granted as the June 2009 New Participants Reserve Pool allocation under the VIP. The Plan terminated on December 31, 2010 and no final award was granted to participants. During the year ended December 31, 2011, the Company recorded an expense from the VIP of $1.3 million ($2.4 million—2010 and $0.6 million—2009), which is included in general and administrative expense. As at December 31, 2011 and 2010, there was no VIP liability.

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

Accumulated other comprehensive (loss) income

The following table contains the changes in the balances of each component of accumulated other comprehensive income (loss) for the periods presented.

	Qualifying Cash Flow Hedging Instruments	Pension Adjustments	Unrealized Gain on Available for Sale Marketable Securities	Total
	$	$	$	$
Balance as of December 31, 2008	(58,723)	(23,338)	—	(82,061)
Other comprehensive income	61,646	13,044	5,837	80,527

Balance as of December 31, 2009	2,923	(10,294)	5,837	(1,534)
Other comprehensive (loss) income	(628)	(7,245)	1,236	(6,637)

Balance as of December 31, 2010	2,295	(17,539)	7,073	(8,171)
Other comprehensive (loss) income	(2,601)	(5,402)	(7,729)	(15,732)

Balance as of December 31, 2011	(306)	(22,941)	(656)	(23,903)

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Earnings (loss) per common share

The computation of basic earnings (loss) per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock awards using the treasury stock method. The computation of diluted loss per share does not assume such exercises.

Adoption of new accounting pronouncements

In January 2011, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

On September 30, 2011, the Company adopted an amendment to FASB ASC 350, Intangibles—Goodwill and Other, that provides entities with the option of performing a qualitative assessment before performing the first step of the current two-step goodwill impairment test. If entities determine, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then performing the two-step impairment test is not required. However, if an entity concludes otherwise, the existing two-step goodwill impairment test is performed. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

2.	Segment Reporting

The Company is a leading provider of international crude oil and gas marine transportation services and also offers offshore oil production storage and offloading services, primarily under long-term fixed-rate contracts.

The Company has four reportable segments: its shuttle tanker and FSO segment (or Teekay Shuttle and Offshore), its floating production, storage and offloading (or FPSO) segment (or Teekay Petrojarl), its liquefied gas segment (or Teekay Gas Services) and its conventional tanker segment (or Teekay Tanker Services). The Company’s shuttle tanker and FSO segment consists of shuttle tankers and FSO units. The Company’s FPSO segment consists of FPSO units and other vessels used to service its FPSO contracts. The Company’s liquefied gas segment consists of LNG and LPG carriers. The Company’s conventional tanker segment consists of conventional crude oil and product tankers that: (i) are subject to long-term, fixed-rate time-charter contracts, which have an original term of one year or more; (ii) operate in the spot tanker market; or (iii) are subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts, which have an original term of less than one year. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments is the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the years ended December 31, 2011, 2010 and 2009.

Year ended December 31, 2011	Shuttle Tanker and FSO Segment $	FPSO Segment $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Revenues	613,768	464,810	272,041	603,163	1,953,782
Voyage expenses	97,743	—	4,862	74,009	176,614
Vessel operating expenses	196,536	242,332	48,158	190,661	677,687
Time-charter hire expense	74,478	—	—	139,701	214,179
Depreciation and amortization	129,293	96,915	63,641	138,759	428,608
General and administrative (2)	60,359	52,854	20,586	89,817	223,616
Asset impairments and net loss (gain) on sale of vessels and equipment	43,356	(4,888)	—	112,591	151,059
Bargain purchase gain	—	(58,235)	—	—	(58,235)
Goodwill impairment	—	—	—	36,652	36,652
Restructuring charges	5,351	—	—	139	5,490

Income (loss) from vessel operations	6,652	135,832	134,794	(179,166)	98,112

Segment assets	2,182,461	2,225,830	2,924,653	2,572,685	9,905,629

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Year ended December 31, 2010	Shuttle Tanker and FSO Segment $	FPSO Segment $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Revenues (1)	622,195	463,931	248,378	761,249	2,095,753
Voyage expenses	111,003	—	29	134,065	245,097
Vessel operating expenses	182,614	209,283	46,497	192,153	630,547
Time charter hire expense	89,768	—	—	196,224	285,992
Depreciation and amortization	127,438	95,784	62,904	154,579	440,705
General and administrative (2)	51,281	42,714	20,147	79,601	193,743
Asset impairments and net loss (gain) on sale of vessels and equipment	19,480	—	(4,340)	34,010	49,150
Restructuring charges	704	—	394	15,298	16,396

Income (loss) from vessel operations	39,907	116,150	122,747	(44,681)	234,123

Segment assets	1,811,186	1,185,017	2,869,713	2,691,407	8,557,323

Year ended December 31, 2009	Shuttle Tanker and FSO Segment $	FPSO Segment $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Revenues	583,320	390,576	246,472	961,237	2,181,605
Voyage expenses	86,499	—	1,018	206,574	294,091
Vessel operating expenses	173,463	200,856	50,704	190,741	615,764
Time charter hire expense	113,786	—	—	325,091	438,877
Depreciation and amortization	122,630	102,316	59,868	152,362	437,176
General and administrative (2)	50,923	34,276	20,007	93,630	198,836
Asset impairments and net loss on sale of vessels and equipment	1,902	—	—	10,727	12,629
Restructuring charges	7,032	—	4,177	3,235	14,444

Income (loss) from vessel operations	27,085	53,128	110,698	(21,123)	169,788

(1)	FPSO segment includes $59.2 million in revenue for the year ended December 31, 2010, related to operations in previous years as a result of executing a contract amendment in March 2010.
(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to amounts presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2011 $	December 31, 2010 $
Total assets of all segments	9,905,629	8,557,323
Cash	692,127	779,748
Accounts receivable and other assets	533,640	575,277

Consolidated total assets	11,131,396	9,912,348

The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Company’s consolidated revenues during the periods presented. All of these customers are international oil companies.

(U.S. dollars in millions)	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Statoil ASA (1)	$283.7 or 15%	$330.4 or 16%	$346.6 or 16%
Petroleo Brasileiro SA (1)	$224.9 or 12%	$226.0 or 11%	$217.9 or 10%
BP PLC (2)	$190.3 (3)	$222.2 or 11%	$152.0 (3)

(1)	Shuttle tanker and FSO, FPSO and conventional tanker segments
(2)	Shuttle tanker and FSO, FPSO, liquefied gas and conventional tanker segments
(3)	Less than 10%

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

3.	Acquisition of FPSO Units and Investment in Sevan Marine ASA

On November 30, 2011, the Company acquired from Sevan Marine ASA (or Sevan) the FPSO unit Sevan Hummingbird (or Hummingbird) and its existing customer contract for approximately $184 million (including an adjustment for working capital) and made an investment of approximately $25 million to obtain a 40% ownership interest in a recapitalized Sevan. The Company also entered into a cooperation agreement with Sevan relating to joint marketing of offshore projects, the development of future projects, and the financing of such projects. Concurrently, the Company’s subsidiary, Teekay Offshore Partners L.P. (or Teekay Offshore), acquired from Sevan the FPSO unit Sevan Piranema (or Piranema) and its existing customer contract for approximately $164 million (including an adjustment for working capital). The purchase price for the acquisitions of the Hummingbird and the Piranema and the investment in Sevan Marine were paid in cash and financed by a combination of new debt facilities, a private placement offering of Teekay Offshore common units and existing liquidity.

On November 30, 2011, the Company also entered into an agreement to acquire the FPSO unit Sevan Voyageur (or Voyageur) and its existing customer contract from Sevan. The Company will acquire the Voyageur once the existing upgrade project is completed and the Voyageur commences operations under its customer contract, currently expected to be in the fourth quarter of 2012. The Company will pay Sevan $94.0 million to acquire the Voyageur, will assume the Voyageur’s existing $230.0 million credit facility, which had an outstanding balance of $220.0 million on November 30, 2011, and are responsible for all upgrade costs after November 30, 2011, which are estimated to be between $110 and $130 million. The Company has control over the upgrade project and has guaranteed the repayment of the existing credit facility. The Voyageur has been consolidated by the Company effective November 30, 2011, as the Voyageur has been determined to be a variable interest entity (or VIE) and the Company has been determined to be the primary beneficiary. The following table summarizes the balance sheet of the Voyageur as at December 31, 2011:

ASSETS
Cash and cash equivalents	30,963
Other current assets	7,195
Vessels and equipment	322,092
Deferred tax assets	1,955

Total assets	362,205

LIABILITIES AND EQUITY
Accounts payable	11,860
Accrued liabilities	3,063
Long-term debt (note 8)	220,497
Derivative liabilities	4,969
Other long-term liabilities	1,523

Total liabilities	241,912
Total equity	120,293

Total liabilities and total equity	362,205

The 2007-built Piranema FPSO is currently operating under a long-term charter to Petrobras S.A. on the Piranema field located in the Brazil offshore region. The charter includes a firm contract period through March 2018, with up to 11 one-year extension options that includes cost-escalation clauses.

The 2008-built Hummingbird FPSO is currently operating under a charter to Centrica Energy Upstream on the Chestnut field in the UK sector of the North Sea. The charter was recently extended to September 2012 and thereafter, includes one six-month extension option, one three-year extension option and two one-year extension options.

The 2009-built Voyageur FPSO operated successfully on the Shelley field in the UK sector of the North Sea from August 2009 to August 2010. The unit is currently undergoing an upgrade prior to commencement of its charter contract with E.ON Ruhrgas UK E&P on the Huntington field in the UK sector of the North Sea. The charter is expected to commence in the fourth quarter of 2012 for a firm period of five years, with extension options.

This transaction consolidates the industry in the harsh environment FPSO space, broadens the Company’s FPSO offering to include both ship shape and cylindrical FPSO solutions and was concluded at an attractive price. A total bargain purchase gain of $58.2 million related to the acquisition of the FPSO units and the 40% equity investment in Sevan has been recorded in the consolidated statements of income (loss) for the year ended December 31, 2011.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

During 2011, Sevan encountered severe financial difficulties following significant cost overruns on the upgrade of the Voyageur and was unable to service its existing financial obligations. The acceptance of the Company’s offer and the recognition of the bargain purchase gain, was in part due to the Company’s ability to structure the transaction in a way that would satisfy all the various stakeholders, including Sevan’s management, lenders, customers and shareholders, within a short time frame, the Company’s financial strength and limited competition in the transaction. As a result, the Company was able to purchase the assets at a discount in this distressed acquisition situation.

The Company’s acquisition was accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities have been determined with the assistance of third-party valuation specialists. Certain of these estimates of fair value, most notably vessels and equipment, investment in Sevan Marine and in-process revenue contracts, are preliminary and are subject to further adjustment. The operating results of the Hummingbird, Piranema and Voyageur are reflected in the Company’s consolidated financial statements from November 30, 2011, the effective date of acquisition. During December 2011, the Company recognized $14.5 million of revenue and $60.3 million of net income, including the bargain purchase gain, resulting from these acquisitions. In addition, the Company incurred $1.1 million of acquisition-related expenses, which are reflected in general and administrative expenses.

The following table summarizes the preliminary fair values of the assets acquired and liabilities, including the Voyageur VIE, assumed by the Company at November 30, 2011:

As at November 30,
2011
$
ASSETS
Cash and cash equivalents	50,230
Other current assets	29,209
Vessels and equipment	869,952
Deferred income taxes	3,307
Investment in Sevan Marine	49,200
Other assets—long-term	659

Total assets acquired	1,002,557

LIABILITIES
Current liabilities	41,376
In-process revenue contracts	158,968
Long-term debt (note 8)	220,497
Other long-term liabilities	6,036
Non-controlling interest	144,600

Total liabilities assumed	571,477

Net assets acquired	431,080

Bargain purchase gain	(58,235)

Cash consideration	372,845

The Company is obligated to fund the upgrade of the Voyageur. In addition to the upgrade, the Company is also obligated to make remaining payments to acquire the Voyageur (see Note 16 c).

The following table shows comparative summarized consolidated pro forma financial information for the Company for the years ended December 31, 2011 and 2010, giving effect to the Company’s acquisition of the Sevan FPSO units as if it had taken place on January 1, 2010:

	Pro Forma Year Ended December 31, 2011 (unaudited) $	Pro Forma Year Ended December 31, 2010 (unaudited) $
Revenues	2,109,929	2,284,336
Net loss	(382,432)	(176,456)
Loss per common share
—Basic	(5.18)	(3.79)
—Diluted	(5.18)	(3.79)

4.	Investment in Term Loans

In February 2011, Teekay made a $70 million term loan (or the 2011 Loan) to an unrelated ship-owner of a 2011-built Very Large Crude Carrier (or VLCC). The 2011 Loan bears interest at 9% per annum, which is payable quarterly. The 2011 Loan is repayable in full in February 2014.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

However, it may be repaid prior to maturity at the option of the borrower. The 2011 Loan is collateralized by a first priority mortgage on the VLCC, together with other related collateral.

In July 2010, the Company’s subsidiary Teekay Tankers Ltd. (or Teekay Tankers) acquired two term loans with a total principal amount outstanding of $115.0 million for a total cost of $115.6 million (the Loans). The Loans bear interest at an annual interest rate of 9% per annum, and include a repayment premium feature which provides a total investment yield of approximately 10% per annum. The 9% interest income is received in quarterly installments and the Loans and repayment premium are payable in full at maturity in July 2013 where the repayment premium of 3% is calculated on the principal amount of the Loans outstanding at maturity. As at December 31, 2011 and 2010, the repayment premium included in the principal balance was $1.5 million and $0.5 million, respectively. The Loans are collateralized by first-priority mortgages on two 2010-built VLCCs owned by a shipowner based in Asia, together with other related security. The Loans can be repaid prior to maturity, at the option of the borrower.

Interest income earned from the investments in the term loans is included in revenues in the consolidated statements of income (loss). As at December 31, 2011 and 2010, $2.8 million and $1.8 million, respectively, in interest receivable were recorded in the consolidated balance sheet as accounts receivable.

The maximum potential loss relating to these loans is the Company’s original investment of $185.6 million plus any unpaid interest, which exposes the Company to a concentration of credit risk.

5.	Financing Transactions

Teekay Tankers is a Marshall Islands corporation formed by the Company to provide international marine transportation of crude oil. Teekay Tankers completed its initial public offering on December 12, 2007. As of December 31, 2011, Teekay owned 26.0% of the capital stock of Teekay Tankers, including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum.

Teekay Offshore is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the offshore oil marine transportation, production, processing and storage sectors. Teekay Offshore completed its initial public offering on December 14, 2006. As of December 31, 2011, Teekay owned a 33.0% interest in Teekay Offshore, including common units and its 2% general partner interest.

Teekay LNG is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of LNG and LPG carriers and Suezmax tankers. Teekay LNG completed its initial public offering on May 5, 2005. As of December 31, 2011, Teekay owned a 40.1% interest in Teekay LNG, including common units and its 2% general partner interest.

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

During the years ended December 31, 2011, 2010 and 2009, the Company’s publicly traded subsidiaries, Teekay Tankers, Teekay Offshore and Teekay LNG completed the following financing transactions;

In February 2011, Teekay Tankers completed a public offering of 9.9 million common shares of its Class A Common Stock (including 1.3 million commons shares issued upon the full exercise of the underwriter’s overallotment option) at a price of $11.33 per share, for gross proceeds of $112.1 million. As a result of the offering, Teekay’s ownership of Teekay Tankers was reduced to 26.0% as of December 31, 2011. Teekay maintains voting control of Teekay Tankers through its ownership of shares of Teekay Tankers’ Class A and Class B common stock and continues to consolidate this subsidiary. See note 25(c) to the consolidated financial statements for information related to an equity offering by Teekay Tankers in February 2012.

In March 2011, Teekay sold its remaining 49% interest in Teekay Offshore Operating L.P. (or OPCO) to Teekay Offshore for a total purchase price of $386.3 million comprised of $175 million in cash (less $15 million in distributions made by OPCO to Teekay between December 31, 2010 and the date of acquisition) and 7.7 million newly issued Teekay Offshore common units (including the general partner’s 2% interest) of gross proceeds of $226.3 million. Consequently, the Company recognized a decrease to retained earnings and an increase in non-controlling interest of $94.8 million as the Company accounts for changes in its ownership interest in controlled subsidiaries as equity transactions. In July 2011, Teekay Offshore completed a private placement of 0.7 million common units to an institutional investor at a price of $28.04 per unit for gross proceeds of $20.4 million (including the general partner’s 2% proportionate capital contribution). In November 2011, Teekay Offshore completed a private placement of 7.3 million common units to a group of institutional investors at a price of $23.90 per unit for gross proceeds (including the general partner’s 2% proportionate capital contribution) of $173.5 million. As a result of the private placements and the acquisition of the 49% interest in OPCO by Teekay Offshore, Teekay’s ownership of Teekay Offshore was reduced to 33.0% (including the Company’s 2% general partner interest) as of December 31, 2011. Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and continues to consolidate this subsidiary.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

In April 2011, Teekay LNG , completed a public offering of 4.3 million common units (including 0.6 million common units issued upon the partial exercise of the underwriters’ overallotment option) at a price of $38.88 per unit, for gross proceeds (including the general partner’s 2% proportionate capital contribution) of approximately $168.7 million. In November 2011, Teekay LNG completed a public offering of 5.6 million common units at a price of $33.40 per unit, for gross proceeds of $187.4 million (including general partner’s 2% proportionate capital contribution). As a result of the offerings, Teekay’s ownership of Teekay LNG was reduced to 40.1% (including the Company’s 2% general partner interest) as of December 31, 2011. Teekay maintains control of Teekay LNG by virtue of its control of the general partner and continues to consolidate this subsidiary.

As a result of the 2011 financing transactions, the Company recorded an increase to retained earnings $124.2 million, which represents Teekay’s dilution gains from the issuance of units and shares in Teekay Tankers, Teekay Offshore and Teekay LNG, during the year ended December 31, 2011.

In March 2010, Teekay Offshore completed a public offering of 5.1 million common units (including 660,000 units issued upon exercise of the underwriters’ overallotment option) at a price of $19.48 per unit. In August 2010, Teekay Offshore completed a public offering of 6.0 million common units (including 787,500 units issued upon exercise of the underwriters’ overallotment option) at a price of $22.15 per unit. In December 2010, Teekay Offshore completed a public offering of 6.4 million common units (including 840,000 units issued upon exercise of the underwriters’ overallotment option) at a price of $27.84 per unit. In each case the general partner made a proportionate capital contribution to maintain its 2% interest.

In April 2010, Teekay Tankers completed a public offering of 8.8 million shares of its Class A Common Stock (including 1.1 million common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.25 per share. Teekay Tankers concurrently issued to Teekay 2.6 million unregistered shares of its Class A Common Stock at the April 2010 offering price. In October 2010, Teekay Tankers completed a public offering of 8.6 million common shares of its Class A Common Stock (including 395,000 common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.15 per share.

In July 2010, Teekay LNG completed a direct equity placement of 1.7 million common units at a price of $29.18 per unit. In November 2010, Teekay LNG issued to Exmar NV 1.1 million common units at a price of $35.44 per unit.

As a result of the 2010 offerings, direct equity placement, and unit issuance to Exmar NV, the Company recorded increases to retained earnings of $84.9 million, $20.6 million, and $17.7 million, respectively, which represents Teekay’s dilution gains from the issuance of units and shares in Teekay Offshore, Teekay LNG and Teekay Tankers, during the year ended December 31, 2010.

In August 2009, Teekay Offshore completed a public offering of 7.5 million common units (including 975,000 units issued upon the exercise in full of the underwriter’s overallotment option) at a price of $14.32 per unit. In June 2009, Teekay Tankers completed a public offering of 7.0 million shares of its Class A Common Stock at a price of $9.80 per share. In March 2009, Teekay LNG completed a public offering of 4.0 million common units at a price of $17.60 per unit. In November 2009, Teekay LNG completed a public offering of 4.0 million common units (including 450,650 units issued upon the exercise of the underwriter’s overallotment option) at a price of $24.40 per unit. In each case the general partner made a proportionate capital contribution to maintain its 2% interest. As a result of the 2009 offerings, Teekay recorded increases to retained earnings of $26.9, $12.6 million, and $1.7 million, respectively, which represents Teekay’s dilution gains from the issuance of units and shares in Teekay Offshore, Teekay LNG and Teekay Tankers during the year ended December 31, 2009.

The proceeds received from the financing transactions are summarized as follows:

	Total Proceeds Received $	Less: Teekay Corporation Portion $	Offering Expenses $	Net Proceeds Received $
2011
Teekay Tankers Public Offering	112,054	—	(4,820)	107,234
Teekay Offshore Private Equity Placements	420,145	(230,144)	(279)	189,722
Teekay LNG Public Offerings	356,133	(7,123)	(14,909)	334,101

2010
Teekay Offshore Public Offerings	419,989	(8,400)	(18,645)	392,944
Teekay Tankers Public Offerings	243,977	(32,000)	(9,279)	202,698
Teekay LNG Direct Equity Placement	51,020	(1,020)	—	50,000

2009
Teekay Offshore Public Offerings	107,042	(2,291)	(2,742)	102,009
Teekay Tankers Public Offerings	68,600	—	(3,044)	65,556
Teekay LNG Public Offerings	170,237	(3,436)	(7,805)	158,996

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

6.	Goodwill, Intangible Assets and In-Process Revenue Contracts

Goodwill

The carrying amount of goodwill for the years ended December 31, 2010 and 2011, for the Company’s reportable segments are as follows:

	Shuttle Tanker and FSO Segment $	FPSO Segment $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Balance as of December 31, 2010 and 2009	130,908	—	35,631	36,652	203,191
Goodwill impairment	—		—	(36,652)	(36,652)

Balance as of December 31, 2011	130,908	—	35,631	—	166,539

A goodwill impairment charge of $36.7 million was recognized in the Company’s consolidated statements of income (loss) for the year ended December 31, 2011 in respect of its Suezmax tanker reporting unit. The fair value of this reporting unit was determined using the present value of expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon existing contracts, future tanker market rates, historical experience, financial forecasts and industry trends and conditions. The recognition of the goodwill impairment charge was driven by the continuing weak tanker market, which has largely been caused by an oversupply of vessels relative to demand.

Intangible Assets

As at December 31, 2011, the Company’s intangible assets consisted of:

	Weighted-Average Amortization Period (Years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Customer contracts	15.6	329,815	(194,266)	135,549
Other intangible assets	4.5	11,430	(10,237)	1,193

	15.2	341,245	(204,503)	136,742

As at December 31, 2010, the Company’s intangible assets consisted of:

	Weighted-Average Amortization Period (Years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Customer contracts	13.7	347,085	(195,358)	151,727
Other intangible assets	4.5	11,430	(7,264)	4,166

	13.5	358,515	(202,622)	155,893

Aggregate amortization expense of intangible assets for the year ended December 31, 2011, was $19.1 million (2010—$26.2 million, 2009—$34.1 million), which is included in depreciation and amortization. Amortization of intangible assets for the five years following 2011 is expected to be $15.4 million (2012), $14.2 million (2013), $13.2 million (2014), $12.1 million (2015), $11.1 million (2016) and $70.8 million (thereafter).

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

The write-downs are included in asset impairments and net loss on sale of vessels and equipment, on the consolidated statements of income (loss) and within the Company’s conventional tanker segment.

In-Process Revenue Contracts

As part of the Company’s acquisition of FPSO units from Sevan and its previous acquisitions of Petrojarl ASA (subsequently renamed Teekay Petrojarl AS, or Teekay Petrojarl) and 50% of OMI Corporation (or OMI), the Company assumed certain FPSO service contracts and time charter-out contracts with terms that were less favorable than the then prevailing market terms. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the estimated remaining terms of the contracts on a weighted basis based on the projected revenue to be earned under the contracts. During 2010, the Company increased the amortization term due to operating contract amendments for two FPSO units which resulted in a decrease in amortization of in-process revenue contracts during 2010 of $10.5 million.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Amortization of in-process revenue contracts for the year ended December 31, 2011 was $46.4 million (2010—$48.3 million), which is included in revenues on the consolidated statements of income (loss). Amortization for the five years following 2011 is expected to be $73.3 million (2012), $59.9 million (2013), $40.2 million (2014), $18.7 million (2015) and $116.5 million (thereafter).

7.	Accrued Liabilities

	December 31, 2011 $	December 31, 2010 $
Voyage and vessel expenses	209,058	179,553
Interest	63,310	70,760
Payroll and benefits and other	83,528	84,912
Deferred revenue	38,690	41,894

	394,586	377,119

8.	Long-Term Debt

	December 31, 2011 $	December 31, 2010 $
Revolving Credit Facilities	2,244,634	1,697,237
Senior Notes (8.875%) due July 15, 2011	—	16,201
Senior Notes (8.5%) due January 15, 2020	446,825	446,559
Norwegian Kroner-denominated Bonds due November 2013	100,417	103,061
U.S. Dollar-denominated Term Loans due through 2021	2,069,860	1,782,423
U.S. Dollar-denominated Term Loan Variable Interest Entity due October 2016 (note 3)	220,450	—
Euro-denominated Term Loans due through 2023	348,905	373,301
U.S. Dollar-denominated Unsecured Demand Loan due to Joint Venture Partners	13,282	13,282

Total	5,444,373	4,432,064
Less current portion	401,376	276,508

Long-term portion	5,042,997	4,155,556

As of December 31, 2011, the Company had 14 long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $3.0 billion, of which $0.8 billion was undrawn. Interest payments are based on LIBOR plus margins; at December 31, 2011, the margins ranged between 0.45% and 3.25% (2010—0.45% and 3.25%). At December 31, 2011 and December 31, 2010, the three-month LIBOR was 0.58% and 0.30%, respectively. The total amount available under the Revolvers reduces by $349.6 million (2012), $749.6 million (2013), $791.8 million (2014), $226.4 million (2015), $146.4 million (2016) and $784.0 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 63 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

In January 2010, the Company completed a public offering of senior unsecured notes due January 15, 2020 (or the 8.5% Notes) with a principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the 8.5% notes. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries. In 2010, the Company repurchased a principal amount of $160.5 million of the Company’s 8.875% senior unsecured notes due July 15, 2011 (or the 8.875% Notes) using a portion of the proceeds from the 8.5% Notes offering, and recognized a loss on repurchase of $12.6 million. During the year ended December 31, 2011, the balance of the remaining 8.875% Notes was repaid upon maturity.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest) discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date. In addition, at any time or from time to time prior to January 15, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 8.5% Notes issued under the indenture with the net cash proceeds of one or more qualified equity offerings at a redemption price equal to 108.5% of the principal amount of the 8.5% Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date, provided certain conditions are met. No such redemptions have been made as at December 31, 2011.

In November 2010, Teekay Offshore issued NOK 600 million in senior unsecured bonds that mature in November 2013 in the Norwegian bond market. Teekay Offshore capitalized issuance costs of $1.3 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the senior unsecured bonds. The bonds are listed on the Oslo Stock Exchange. Interest payments on the senior unsecured bonds are based on NIBOR plus a margin of 4.75%. Teekay Offshore has entered into a cross currency swap arrangement to swap the interest payments from NIBOR into LIBOR and the principal from Norwegian Kroner to U.S. dollars. Teekay Offshore entered the interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%, and the LIBOR rate receivable from the interest rate swap is capped at 3.5% (See note 15). See Note 25(a) to the consolidated financial statements for information related to a Norwegian bond offering by Teekay Offshore in January 2012.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

As of December 31, 2011, the Company had 16 U.S. Dollar-denominated term loans outstanding, which totalled $2.1 billion (December 31, 2010—$1.8 billion). Certain of the term loans with a total outstanding principal balance of $372.7 million, as at December 31, 2011 (December 31, 2010—$417.4 million) bear interest at a weighted-average fixed rate of 5.3% (December 31, 2010—5.3%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At December 31, 2011 and 2010, the margins ranged between 0.3% and 3.25%. At December 31, 2011 and 2010, the three-month LIBOR was 0.58% and 0.30%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 15 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 33 (December 31, 2010 – 28) of the Company’s vessels, together with certain other security. In addition, at December 31, 2011, all but $119.4 million (December 31, 2010—$122.5 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

The Voyageur FPSO unit has been consolidated by the Company effective November 30, 2011, as the Voyageur has been determined to be a VIE and the Company has been determined to be the primary beneficiary. As a result, the Company has included the Voyageur’s existing U.S. Dollar-denominated term loan (VIE term loan) outstanding, which as at December 31, 2011 totalled $220.5 million (December 31, 2010 – $nil). Interest payments on the VIE term loan are based on LIBOR plus a margin of 2.95% and are paid quarterly. The VIE term loan is collateralized by a first-priority mortgage on the Voyageur, together with certain other security.

The Company has two Euro-denominated term loans outstanding, which, as at December 31, 2011, totalled 269.2 million Euros ($348.9 million). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At December 31, 2011 and 2010, the margins ranged between 0.60% and 2.25% and the one-month EURIBOR at December 31, 2011, was 1.02% (December 31, 2010—0.78%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due in part to this revaluation, the Company recognized an unrealized foreign exchange gain of $12.7 million during the year ended December 31, 2011 (2010—$32.0 million gain, 2009—$20.9 million loss).

The Company has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at December 31, 2011, totalled $13.3 million (2010—one loan totaling $13.8 million), including accrued interest. Interest payments on the loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. This loan is repayable on demand no earlier than February 27, 2027.

The weighted-average effective interest rate on the Company’s long-term aggregate debt as at December 31, 2011, was 2.6% (December 31, 2010—2.3%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to December 31, 2011, are $401.4 million (2012), $1.1 billion (2013), $1.0 billion (2014), $343.6 million (2015), $288.1 million (2016) and $2.3 billion (thereafter).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and certain loan agreements with outstanding amounts totalling $671.8 million as at December 31, 2011 (December 31, 2010—$541.0 million), require the maintenance of market value to loan ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at December 31, 2011 and 2010, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of 5% to 7.5% of total debt. As at December 31, 2011, this amount was $318.3 million (December 31, 2010—$236.5 million).

As at December 31, 2011, the Company was in compliance with all covenants in the credit facilities and long-term debt.

9.	Operating and Direct Financing Leases

Charters-in

As at December 31, 2011, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $250.8 million, comprised of $125.1 million (2012), $68.2 million (2013), $23.0 million (2014), $16.0 million (2015), $9.1 million (2016) and $9.4 million (thereafter). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

Charters-out

Time-charters and bareboat charters of the Company’s vessels to third parties (except as noted below) are accounted for as operating leases. Certain of these charters provide the charterer with the option to acquire the vessel or the option to extend the charter. As at December 31, 2011, minimum scheduled future revenues to be received by the Company on time-charters and bareboat charters then in place were approximately $10.1 billion, comprised of $1.3 billion (2012), $1.1 billion (2013), $1.1 billion (2014), $1.1 billion (2015), $1.0 billion (2016) and $4.5 billion (thereafter). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2011, revenue from unexercised option periods of contracts that existed on December 31, 2011 or variable or contingent revenues. In addition, minimum scheduled future revenues presented in this paragraph have been reduced by estimated off-hire time for period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The carrying amount of the vessels employed on operating leases at December 31, 2011, was $5.3 billion (2010—$5.5 billion). The cost and accumulated depreciation of the vessels on time charter as at December 31, 2011 and 2010 were $7.2 billion, $1.9 billion, and $7.4 billion, $1.9 billion, respectively.

Operating Lease Obligations

Teekay Tangguh Subsidiary

The Company’s subsidiary Teekay LNG owns a 99% interest in Teekay Tangguh, which owns a 70% interest in Teekay Tangguh Subsidiary, essentially giving it a 69% interest in the Teekay Tangguh Subsidiary. As at December 31, 2011, the Teekay Tangguh Subsidiary was a party to operating leases whereby it is the lessor and is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company (or Head Leases). The Teekay Tangguh Subsidiary is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Subsidiary. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the third party company is entitled to increase the lease payments under the Sublease to maintain its agreed after-tax margin. The Teekay Tangguh Subsidiary’s carrying amount of this tax indemnification is $9.9 million and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Company. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Subsidiary may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Subsidiary will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for each of the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

As at December 31, 2011, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

Year	Head Lease Receipts (1)	Sublease Payments (1)
2012	28,859	24,999
2013	28,843	24,999
2014	28,828	24,999
2015	22,188	24,999
2016	21,242	24,999
Thereafter	260,306	306,356

Total	$390,266	$431,351

(1)	The Head Leases are fixed-rate operating leases while the Subleases have a small variable-rate component. As at December 31, 2011, the Teekay Tangguh Subsidiary had received $120.1 million of aggregate Head Lease receipts and had paid $66.0 million of Sublease payments.

Net Investment in Direct Financing Leases

The time-charters for two of the Company’s LNG carriers, one FSO unit and equipment that reduce volatile organic compound emissions (or VOC equipment) are accounted for as direct financing leases. The following table lists the components of the net investments in direct financing leases:

	December 31, 2011 $	December 31, 2010 $
Total minimum lease payments to be received	741,604	796,137
Estimated unguaranteed residual value of leased properties	203,465	203,465
Initial direct costs and other	1,636	1,726
Less unearned revenue	(486,797)	(513,812)

Total	459,908	487,516
Less current portion	23,171	26,791

Long-term portion	436,737	460,725

As at December 31, 2011, minimum lease payments to be received by the Company in each of the next five years following 2011 were $62.4 million (2012), $49.5 million (2013), $48.1 million (2014), $47.1 million (2015) and $47.3 million (2016). The VOC equipment lease is scheduled to expire in 2014, the FSO contract is scheduled to expire in 2017, and the LNG time-charters are both scheduled to expire in 2029.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

10.	Capital Lease Obligations and Restricted Cash

Capital Lease Obligations

	December 31, 2011	December 31, 2010
	$	$
RasGas II LNG Carriers	471,397	470,752
Spanish-Flagged LNG Carrier	—	81,881
Suezmax Tankers	175,650	185,501

Total	647,047	738,134
Less current portion	47,203	267,382

Long-term portion	599,844	470,752

RasGas II LNG Carriers. As at December 31, 2011, the Company was a party, as lessee, to 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of Exxon Mobil Corporation. The Company has a 70% share in the leases for the RasGas II LNG Carriers.

Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. The Company’s carrying amount of the tax indemnification guarantee as at December 31, 2011 was $16.1 million and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.

The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2041. Although there is no maximum potential amount of future payments, the Company may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Company will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2011, the commitments under these capital leases approximated $1.0 billion, including imputed interest of ($529.7) million, repayable as follows:

Year	Commitment
2012	$24.0 million
2013	$24.0 million
2014	$24.0 million
2015	$24.0 million
2016	$24.0 million
Thereafter	$881.1 million

As the payments in the next five years only cover a portion of the estimated interest expense, the lease obligation will continue to increase. Starting in 2024, the lease payments will increase to cover both interest and principal to commence reduction of the principal portion of the lease obligations.

Spanish-Flagged LNG Carrier. The Company’s capital lease on one LNG carrier, the Madrid Spirit, expired and the Company purchased the vessel at the end of the lease term in December 2011. The purchase obligation was fully funded with restricted cash deposits.

Suezmax Tankers. As at December 31, 2011, the Company was a party, as lessee, to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at December 31, 2011, the remaining commitments under these capital leases, including the purchase obligations, approximated $201.1 million, including imputed interest of $25.5 million, repayable during 2012 through 2017.

FPSO Units. As at December 31, 2011, the Company was a party, as lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven, and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, prior to being acquired by Teekay, Teekay Petrojarl legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed Teekay Petrojarl’s liability for making the remaining periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.

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

Restricted Cash

Under the terms of the capital leases for the RasGas II LNG Carriers, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8).

As at December 31, 2011 and 2010, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $479.1 million and $477.2 million, respectively. As at December 31, 2011 and 2010, the weighted-average interest rates earned on the deposits were 0.3% and 0.4%, respectively. These rates do not reflect the effect of related interest rate swaps (see Note 15).

The restricted cash relating to the Madrid Spirit was used to fund the purchase obligation relating to the capital lease in 2011. As at December 31, 2011 and December 31, 2010, the amount of restricted cash on deposit for the Madrid Spirit was nil and 61.7 million Euros ($82.6 million), respectively. As at December 31, 2011 and December 31, 2010, the weighted-average interest rates earned on these deposits were 5.0%.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which totalled $21.1 million and $16.5 million as at December 31, 2011 and 2010, respectively.

11.	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other non-financial assets.

Cash and cash equivalents, restricted cash and marketable securities—The fair value of the Company’s cash and cash equivalents restricted cash, and marketable securities approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Vessels held for sale—The fair value of the Company’s vessels held for sale is based on selling prices of similar vessels and approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Investment in term loans—The fair value of the Company’s investment in term loans is estimated using a discounted cash flow analysis, based on current rates currently available for debt with similar terms and remaining maturities. In addition, an assessment of the credit worthiness of the borrower and the value of the collateral is taken into account when determining the fair value.

Loans to equity accounted investees and loans from equity accounted investees – The fair value of the Company’s loans to joint ventures and loans from joint venture partners approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term debt—The fair value of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses, based on current rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Derivative instruments—The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, foreign exchange rates, and the current credit worthiness of both the Company and the derivative counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. For the Foinaven FPSO embedded derivative (see Note 10), the calculation of the fair value takes into account the fixed rate in the contract, current interest rates and foreign exchange rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The estimated fair value of the Company’s financial instruments and other non-financial assets and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis is as follows:

		December 31, 2011		December 31, 2010
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level (1)	$	$	$	$
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	1,200,063	1,200,063	1,377,399	1,377,399
Derivative instruments (note 15)
Interest rate swap agreements (2)	Level 2	(707,437)	(707,437)	(557,991)	(557,991)
Interest rate swap agreements (2)	Level 2	159,603	159,603	66,869	66,869
Cross currency interest swap agreement	Level 2	2,677	2,677	4,233	4,233
Foreign currency contracts	Level 2	(4,362)	(4,362)	11,375	11,375
Foinaven embedded derivative	Level 2	3,385	3,385	(3,500)	(3,500)
Non-recurring
Vessels and equipment(3)	Level 2	118,682	118,682	—	—
Equity accounted investments(4)	Level 3	9,623	9,623	—	—
Vessels held for sale	Level 2	19,000	19,000	—	—
Other
Investment in term loans (note 4)		189,666	190,939	116,014	120,837
Loans to equity accounted investees and joint venture partners		85,248	85,248	32,750	32,750
Loans from equity accounted investees		—	—	(59)	(59)
Long-term debt		(5,444,373)	(5,072,214)	(4,432,064)	(4,192,646)

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.
(2)	The fair value of the Company’s interest rate swap agreements at December 31, 2011 includes $24.5 million (December 31, 2010—$31.0 million) of net accrued interest which is recorded in accrued liabilities on the consolidated balance sheet.
(3)	The fair value measurement used to determine the impairment of the vessels was calculated based upon the estimated sales price of the vessel or the estimated scrap value of the respective vessels.
(4)	The fair value measurement used to determine the impairment of the investment in Petrotrans Holdings Ltd. (or PTH) was based upon the estimated liquidation values of the underlying net assets of the investment.

There are no other non-financial assets or non-financial liabilities carried at fair value as at December 31, 2011 and December 31, 2010.

12.	Capital Stock

The authorized capital stock of Teekay at December 31, 2011 and 2010, was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During 2011, the Company issued 0.6 million common shares upon the exercise of stock options and restricted stock units and awards, and had share repurchases of 3.9 million common shares. During 2010, the Company issued 0.6 million common shares upon the exercise of stock options and restricted stock units and awards, and had share repurchases of 1.2 million common shares. As at December 31, 2011, Teekay had issued 74,391,691 shares of Common Stock (2010—73,749,793) and no shares of Preferred Stock issued. As at December 31, 2011, Teekay had 68,732,341 shares of Common Stock outstanding (2010—72,012,843).

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

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market, subject to cancellation upon approval by the Board of Directors. As at December 31, 2011, Teekay had repurchased approximately 5.2 million shares of Common Stock for $162.3 million pursuant to such authorizations. The total remaining share repurchase authorization at December 31, 2011, was $37.7 million.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

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

Stock-based compensation

As at December 31, 2011, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 4,895,787 shares of Common Stock (2010 – 5,537,381) for issuance upon exercise of options or equity awards granted or to be granted. During the years ended December 31, 2011, 2010 and 2009, the Company granted options under the Plans to acquire up to 95,604, 733,167, and 1,517,900 shares of Common Stock, respectively, to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All options outstanding as of December 31, 2011, expire between March 11, 2012 and March 14, 2021, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2011, 2010 and 2009, are as follows:

	December 31, 2011		December 31, 2010		December 31, 2009
	Options (000’s) #	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Exercise Price $
Outstanding-beginning of year	6,123	31.54	5,983	31.46	4,813	37.22
Granted	96	34.93	733	24.42	1,518	11.84
Exercised	(363)	16.14	(380)	15.12	(180)	12.21
Forfeited / expired	(143)	33.11	(213)	29.00	(168)	35.16

Outstanding-end of year	5,713	32.47	6,123	31.54	5,983	31.46

Exercisable-end of year	4,656	35.40	3,963	36.80	3,299	36.50

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2011, 2010 and 2009, are as follows:

	December 31, 2011		December 31, 2010		December 31, 2009
	Options (000’s) #	Weighted- Average Grant Date Fair Value $	Options (000’s) #	Weighted- Average Grant Date Fair Value $	Options (000’s) #	Weighted- Average Grant Date Fair Value $
Outstanding non-vested stock options- beginning of year	2,160	6.36	2,684	6.56	2,240	10.59
Granted	96	11.27	733	8.16	1,518	3.74
Vested	(1,071)	6.18	(1,084)	7.48	(974)	10.88
Forfeited	(128)	11.47	(173)	10.06	(100)	11.38

Outstanding non-vested stock options-end of year	1,057	6.40	2,160	6.36	2,684	6.56

The weighted average grant date fair value for options forfeited in 2011 was $1.2 million (2010—$1.7 million).

As of December 31, 2011, there was $2.0 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation is expected to be $1.5 million (2012), and $0.5 million (2013). During the years ended December 31, 2011, 2010 and 2009, the Company recognized $5.3 million, $8.1 million and $9.8 million, respectively, of compensation cost relating to stock options granted under the Plans. The intrinsic value of options exercised during 2011 was $3.8 million (2010—$6.8 million; 2009—$2.0 million).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

As at December 31, 2011, the intrinsic value of the outstanding in–the-money stock options was $20.9 million (2010—$41.6 million) and exercisable stock options was $12.6 million (2010—$14.3 million). As at December 31, 2011, the weighted-average remaining life of options vested and expected to vest was 5.4 years (2010—6.2 years).

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2011 are as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $
$10.00 – $14.99	1,085	7.2	11.84	599	7.2	11.84
$15.00 – $19.99	439	0.8	19.57	439	0.8	19.57
$20.00 – $29.99	685	8.2	24.39	207	8.1	24.33
$30.00 – $34.99	444	3.8	33.86	351	2.3	33.58
$35.00 – $39.99	753	4.3	38.98	753	4.3	38.98
$40.00 – $44.99	1,276	6.2	40.41	1,276	6.2	40.41
$45.00 – $49.99	352	3.2	46.80	352	3.2	46.80
$50.00 – $59.99	676	5.2	51.40	676	5.2	51.40
$60.00 – $64.99	3	5.3	60.96	3	5.3	60.96

	5,713	5.5	32.47	4,656	4.9	35.40

The weighted-average grant-date fair value of options granted during 2011 was $11.27 per option (2010—$8.16, 2009—$3.74). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 53.6% in 2011, 52.7% in 2010 and 45% in 2009; expected life of four years; dividend yield of 3.8% in 2011, 3.3% in 2010 and 2.3% in 2009; risk-free interest rate of 2.1% in 2011, 2.6% in 2010, and 2.0% in 2009; and estimated forfeiture rate of 11.2% in 2011, 9.8% in 2010 and 9.0% in 2009. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

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

During 2011, the Company granted 358,180 restricted stock units with a fair value of $12.5 million and 73,349 performance share units with a fair value of $3.7 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees and directors. During 2011, 214,863 restricted stock units with a market value of $4.9 million vested and that amount was paid to grantees by issuing 131,682 shares of common stock, net of withholding taxes. During 2010, the Company granted 263,620 restricted stock units with a fair value of $6.4 million and 87,054 performance share units with a fair value of $3.5 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees and directors. During 2010, 227,165 restricted stock units with a market value of $4.9 million vested and that amount was paid to grantees by issuing 148,518 shares of common stock, net of withholding taxes. During 2009, the Company granted 568,342 restricted stock units with a fair value of $8.2 million based on the quoted market price, to certain of the Company’s employees and directors, of which 187,400 were issued pursuant to the Company’s VIP plan. During 2009, 102,300 restricted stock units with a market value of $2.5 million vested and that amount was paid to grantees by issuing 18,318 shares of common stock, net of withholding taxes and $1.9 million in cash. For the year ended December 31, 2011, the Company recorded an expense of $12.5 million (2010—$4.8 million, 2009—$4.0 million) related to the restricted stock units.

During 2011, the Company also granted 29,663 (2010 – 27,028 and 2009 – 47,570) shares of restricted stock awards with a fair value of $1.0 million, based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted.

In March 2011, the Company incurred a one-time $11.0 million increase to the pension plan benefits of Bjorn Moller, who retired from his position as the Company’s President and Chief Executive Officer on April 1, 2011. The additional pension benefit was in recognition of Mr. Moller’s service to the Company. In addition, the Company recognized a compensation expense of approximately $4.7 million which related to the portion of Mr. Moller’s previously unvested outstanding stock-based compensation grants that vested on the date of his retirement. The total compensation expense related to Mr. Moller’s retirement of $15.7 million was recorded in general and administrative expense in the consolidated statements of income (loss) for the year ended December 31, 2011.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

13.	Related Party Transactions

As at December 31, 2011, Resolute Investments, Ltd. (or Resolute) owned 45.5% (2010—42.3%, 2009—41.9%) of the Company’s outstanding Common Stock. One of the Company’s directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of the Company’s directors, Axel Karlshoej, is among the directors of Path Spirit Limited, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. The Company’s Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies.

14.	Other Income

	Year Ended	Year Ended	Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009
	$	$	$
Volatile organic compound emission plant lease income	2,900	4,714	6,892
Gain on sale of marketable securities	3,372	1,805	—
Miscellaneous income	6,088	1,008	6,635

Other income	12,360	7,527	13,527

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

As at December 31, 2011, the Company was committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount
			of Asset / (Liability)		Expected Maturity
	Contract Amount In Foreign Currency	Average Forward	Hedge	Non-Hedge	2012	2013
	(millions)	Rate (1)	(in millions of U.S. Dollars)
Norwegian Kroner	1,044.5	6.00	$0.6	($1.6)	$141.3	$32.8
Euro	34.6	0.74	—	(1.7)	40.9	5.8
Canadian Dollar	36.8	1.01	(0.2)	(0.3)	31.8	4.6
British Pounds	34.5	0.64	(0.3)	(0.9)	46.5	7.8

			$0.1	($4.5)	$260.5	$51.0

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company incurs interest expense on its Norwegian Kroner-denominated bonds. The Company has entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest. As at December 31, 2011, the Company was committed to one cross currency swap with the notional amounts of NOK 600 million and $98.5 million, which exchanges a receipt of floating interest based on NIBOR plus a margin of 4.75% with a payment of floating interest based on LIBOR plus a margin of 5.04%. In addition, the cross currency swap locks in the transfer of principal to $98.5 million upon maturity in exchange for NOK 600 million. The fair value of the cross currency swap agreement as at December 31, 2011 was $2.7 million.

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

As at December 31, 2011, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (Years)	Fixed Interest Rate (%) (1)

LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	423,748	(119,895)	25.1	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	3,766,809	(561,747)	8.4	3.8
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	470,199	159,603	25.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (3) (4)	EURIBOR	348,905	(25,795)	12.5	3.1

		5,009,661	(547,834)

(1)	Excludes the margins the Company pays on its variable-rate debt, which as of December 31, 2011 ranged from 0.30% to 3.25%.
(2)	Principal amount reduces quarterly.
(3)	Principal amount reduces monthly to 70.1 million Euros ($90.9 million) by the maturity dates of the swap agreements.
(4)	Principal amount is the U.S. Dollar equivalent of 269.2 million Euros.

Spot Tanker Market Risk

In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time the Company has entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce the Company’s exposure to spot tanker market rates. As at December 31, 2011 and 2010, the Company had no FFAs commitments. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of income (loss).

Commodity Price Risk

From time to time, the Company enters into bunker fuel swap contracts relating to a portion of its bunker fuel expenditures. As at December 31, 2011 and 2010, the Company had no bunker fuel swap contract commitments. Net gains and losses from the bunker fuel swap contracts are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of income (loss).

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current Portion of Derivative Assets	Derivative Assets	Accrued Liabilities	Current Portion of Derivative Liabilities	Derivative Liabilities
As at December 31, 2011:
Derivatives designated as a cash flow hedge:
Foreign currency contracts	1,551	28	—	(1,192)	(264)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	2,592	3	—	(6,248)	(832)
Interest rate swap agreements	15,608	139,651	(24,750)	(109,897)	(568,446)
Cross currency swap	1,576	875	225	—	—
Foinaven embedded derivative (note 10)	3,385	—	—	—	—

	24,712	140,557	(24,525)	(117,337)	(569,542)

As at December 31, 2010:
Derivatives designated as a cash flow hedge:
Foreign currency contracts	3,437	1,546	—	(652)	22
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	4,988	3,172	—	(1,050)	(88)
Interest rate swap agreements	16,759	45,524	(31,174)	(135,171)	(387,058)
Forward freight agreements	2,031	2,003	199	—	—
Foinaven embedded derivative	—	3,738	—	(7,238)	—

	27,215	55,983	(30,975)	(144,111)	(387,124)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

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

Year Ended December 31, 2011				Year Ended December 31, 2010
Balance Sheet (AOCI)	Statement of Income (Loss)			Balance Sheet (AOCI)	Statement of Income (Loss)
Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion
2,007	918	(568)	Vessel operating expenses	(3,559)	(680)	(3,473)	Vessel operating expenses
	4,636	(223)	General and administrative expenses		(2,360)	(1,402)	General and administrative expenses

2,007	5,554	(791)		(3,559)	(3,040)	(4,875)

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

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2011	2010	2009
	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(132,931)	(154,098)	(127,936)
Interest rate swap amendments and terminations	(149,666)	—	—
Foreign currency forward contracts	9,965	(2,274)	(8,984)
Forward freight agreements, bunker fuel swap contracts and other	36	(7,914)	(1,293)

	(272,596)	(164,286)	(138,213)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(58,405)	(146,780)	258,710
Foreign currency forward contracts	(11,399)	6,307	14,797
Forward freight agreements and bunker fuel swap contracts	—	(108)	4,167
Foinaven embedded derivative	(322)	5,269	585

	(70,126)	(135,312)	278,259

Total realized and unrealized (losses) gains on non-designated derivative instruments	(342,722)	(299,598)	140,046

Realized and unrealized gains (losses) of the cross currency swap are recognized in earnings and reported in foreign exchange gain (loss) in the consolidated statements of income (loss). For the year ended December 31, 2011, an unrealized loss of $(1.6) million (2010 gain—$4.0 million) and a realized gain of $2.9 million (2010—$0.2 million) have been recognized in the consolidated statements of income (loss) relating to the cross currency swap.

As at December 31, 2011, the Company’s accumulated other comprehensive loss included $0.3 million of unrealized losses on foreign currency forward contracts designated as cash flow hedges. As at December 31, 2011, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $(0.4) million of net losses on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next 12 months. During 2010, the Company de-designated certain foreign currency forward contracts that were designated as cash flow hedges and reclassified $0.6 million of net losses from accumulated other comprehensive loss to earnings in the consolidated statement of income (loss). There were no de-designations in 2011.

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

16.	Commitments and Contingencies

a)	Vessels Under Construction

As at December 31, 2011, the Company was committed to the construction of four shuttle tankers, one FPSO unit and the conversion of an existing Aframax tanker to an FPSO unit for a total cost of approximately $1.7 billion, excluding capitalized interest. The four shuttle tankers are scheduled for delivery in 2013 and the two FPSO units are scheduled to be delivered between 2012 and 2013. As at December 31, 2011, payments made towards these commitments totalled $499.1 million (excluding $8.8 million of capitalized interest and other miscellaneous construction costs). As at December 31, 2011, the remaining payments required to be made under these newbuilding contracts were $503.6 million in 2012, $707.4 million in 2013 and $13.5 million in 2014. See Note 25(b) to the consolidated financial statements for information related to the conversion of the existing Aframax tanker to an FPSO unit.

b)	Joint Ventures

Teekay has a 33% interest in a joint venture that charters four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and ENI SpA. The vessels are chartered at fixed rates, with inflation adjustments. The other members of the joint venture are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the joint venture, respectively. In connection with this award, the joint venture entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $906.0 million (of which Teekay’s 33% portion was $299.0 million), excluding capitalized interest and other miscellaneous construction costs. During the year ended December 31, 2011, Teekay sold to Teekay LNG its 33% ownership interest in these vessels and related charter contracts, in accordance with existing agreements. During the year ended December 31, 2011, three of the Angola LNG carriers delivered and commenced their 20-year, fixed-rate charter contracts. The final Angola LNG carrier delivered in January 2012. As at December 31, 2011, payments made towards these commitments by the joint venture company totalled $770.1 million (of which Teekay’s 33% contribution was $254.1 million), excluding capitalized interest and other miscellaneous construction costs. As at December 31, 2011, the remaining payments required to be made under these contracts were $135.9 million (2012), of which Teekay’s share was 33% of this amount. Teekay has also provided certain guarantees in relation to the performance of the joint venture company. The fair value of the guarantees was a liability of $2.5 million and $1.8 million, respectively, as at December 31, 2011 and December 31, 2010 and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.

In September 2010, Teekay Tankers entered into a joint venture arrangement (the Joint Venture) with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong) to have a VLCC newbuilding constructed, managed and chartered to third parties. Teekay Tankers has a 50% economic interest in the Joint Venture, which is jointly controlled by Teekay Tankers and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which Teekay Tankers’ 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to deliver during the second quarter of 2013. As at December 31, 2011, the remaining payments required to be made under this newbuilding contract, including the Wah Kwong’s 50% share, was $44.1 million (2012) and $34.3 million (2013). As of December 31, 2011, the Joint Venture had received a firm commitment from a financial institution for a loan of approximately $68.6 million, which is subject to satisfactory completion of loan documentation. Teekay Tankers and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. Teekay Tankers made its initial $9.8 million advance to the Joint Venture in October 2010. The advance is non-interest bearing, unsecured and the amount is recorded in loans to joint ventures and joint venture partners in the consolidated balance sheets. A third party has agreed to time-charter the vessel following its delivery for a term of five years at a fixed daily rate and an additional amount if the daily rate of any sub-charter earned by the third party exceeds a certain threshold.

c)	Purchase Obligation

As at December 31, 2011, the Company was committed to fund the remaining upgrade costs of the Voyageur FPSO unit in connection with the Sevan acquisition, for a total cost estimated to be between $110 and $130 million, excluding capitalized interest. The upgrades on the FPSO unit are expected to be completed by the fourth quarter of 2012. As at December 31, 2011, payments made towards these remaining upgrade costs totalled $22.7 million and the remaining payments required to be made are estimated to be between $90 and $105 million in 2012. In addition, the Company’s purchase of the FPSO unit is expected to be completed in the fourth quarter of 2012. In addition to the upgrade costs, the remaining payments required to be made to acquire the Voyageur total approximately $92.4 million (net of assumed debt of $230 million) in 2012.

d)	Legal Proceedings and Claims

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

On November 13, 2006, the Company’s shuttle tanker, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from the Company. The Navion Hispania and the Njord Bravo both incurred damages as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL), our subsidiary, and two other subsidiaries of ours, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo) and various licensees in the Njord field (or the Plaintiffs). The claim sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately USD $36 million). The matter was heard before the Stavanger District Court in December 2011. The court found that NOL is liable for damages to the Plaintiffs, but excluded a large part of the indirect or consequential losses from the liability. The court also found that Statoil is liable for the same amount of damages to NOL. The parties may appeal against the decision of the court. As a result of the recent judgment, as at December 31, 2011, the Company has recognized a liability of NOK 76,000,000 (approximately $12.7 million, which is a reduced amount in accordance with the court’s decision to exclude a large part of the indirect or consequential losses) and a corresponding receivable from Statoil ASA recorded in other liabilities and other assets, respectively.

The Company believes the likelihood of any losses relating to the claim is remote. The Company believes that the charter contract relating to the Navion Hispania requires that Statoil be responsible and indemnify the Company for all losses relating to the damage to the Njord Bravo. The Company also maintains P&I insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Company believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by Statoil, subject to standard deductibles. In addition, Teekay has agreed to indemnify Teekay Offshore for any losses it may incur in connection with this incident.

Teekay Nakilat Corporation (or Teekay Nakilat), is the lessee under 30-year capital lease arrangements with a third party for the RasGas II LNG Carriers (or RasGas II Leases). The UK taxing authority, (or HMRC), has been urging our lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that Teekay Nakilat enter into negotiations to terminate the RasGas II Leases. Teekay Nakilat has declined this request as it does not believe that HRMC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer. However, it is possible that the HMRC may appeal that decision. If the HMRC were able to successfully challenge the RasGas II Leases, Teekay Nakilat, could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The Company estimates its 70% share of the potential exposure to range from $54 million to $77 million.

e)	Redeemable Non-Controlling Interest

In the year ended December 31, 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore in exchange for a 33% equity interest in the subsidiary. The equity issuance resulted in a dilution loss of $7.4 million. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at December 31, 2011.

f)	Other

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

17.	Supplemental Cash Flow Information

a)	The changes in operating assets and liabilities for the years ended December 31, 2011, 2010 and 2009, are as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009
	$	$	$
Accounts receivable	(68,914)	(21,820)	64,886
Prepaid expenses and other assets	(8,225)	12,719	35,006
Accounts payable	12,216	(11,002)	(2,731)
Accrued and other liabilities	(19,424)	65,518	26,240
Other long-term liabilities	—	—	25,254

	(84,347)	45,415	148,655

b)	Cash interest paid, including realized interest rate swap settlements, during the years ended December 31, 2011, 2010, and 2009, totalled $279.1 million, $271.3 million and $263.1 million, respectively. In addition, during the years ended December 31, 2011, 2010 and 2009, cash interest paid relating to interest rate swap amendments and terminations totalled $149.7 million, $nil and $nil, respectively.

c)	During the year ended December 31, 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of the Company in exchange for a 33% equity interest in the subsidiary as described in Note 16(e) to these consolidated financial statements. This contribution has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

18.	Vessel Sales and Write-downs

a)	Vessel Sales

In March 2011, the Company sold a 1988-built FSO unit. The FSO unit was part of the Company’s shuttle tanker and FSO segment. The Company realized a loss of $0.2 million from the sale of the FSO unit. In August 2011, the Company sold a 1993-built Aframax tanker which was part of the Company’s conventional tanker segment. The Company did not realize a gain or a loss from the sale of the vessel.

In February 2010, the Company sold a 1992-built Aframax tanker and realized a loss of $0.2 million as a result of this sale. In April 2010, the Company sold a 1995-built Aframax tanker for $17.3 million, which approximated the vessel net book value. In August 2010, the Company sold a 1995-built Aframax tanker and a 1990-built product tanker for $17.2 million and $4.0 million, respectively. The Company realized a loss of $1.9 million as a result of the sale of the Aframax tanker and the proceeds from the sale of the product tanker approximated the vessel net book value. These vessels were part of the Company’s conventional tanker segment. In November 2010, the Company sold a 2000-built LPG tanker for $21.6 million and realized a gain of $4.3 million as a result of the sale. The vessel was part of the Company’s liquefied gas segment.

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

b)	Write-downs of Vessels, Equipment and Equity Accounted Investments

The Company’s consolidated statements of income (loss) for the year ended December 31, 2011 includes a $112.1 million write-down on certain of the Company’s conventional tankers. The vessels are part of the Company’s conventional tanker segment and were written down to their estimated fair values, which is either the estimated sales price of the vessel or the estimated scrap value. The recognition of these write-downs was driven by the continuing weak tanker market, which has largely been caused by an oversupply of vessels relative to demand. Two of these vessels were presented on the consolidated balance sheet as at December 31, 2011 as vessels held for sale.

The Company’s consolidated statements of income (loss) for the year ended December 31, 2011 includes a $36.9 million write-down on certain of the Company’s shuttle tankers and a FSO unit. These vessels are part of the Company’s shuttle tanker and FSO segment and were written down to their estimated fair value, which is the estimated sales price. The recognition of these write-downs was driven by the older age of the vessels, the requirements of operating in the North Sea, and recent economic developments.

During the year ended December 31, 2011, the Company incurred a $19.4 million write-down of its investment in PTH, a 50% joint venture which provides ship-to-ship lightering services. The Company’s investment in PTH is part of the Company’s conventional tanker segment and was written down to its estimated fair value, which is based upon the estimated liquidation values of the underlying net assets of the investment. The recognition of this write-down was driven by the continuing weak tanker market.

The Company’s consolidated statements of income (loss) for the year ended December 31, 2010 includes a total write-down of $19.4 million for impairment of certain shuttle tanker equipment and one 1992-built shuttle tanker, as their carrying values exceeded their estimated fair values using Level 2 of the fair value hierarchy. The shuttle tanker equipment and the shuttle tanker were written-down to their estimated fair values at December 31, 2010. The two write-downs were included in the Company’s shuttle tanker and FSO segment.

The Company’s consolidated statements of income (loss) for the year ended December 31, 2009 includes a $24.2 million write-down for impairment of three older vessels due to lower fair values compared to carrying values, of which two vessels were sold at the end of 2009. The Company used then recent sale prices of similar age and size of vessels to determine the fair value.

19.	Earnings (Loss) Per Share

	Year ended	Year ended	Year ended
	December 31, 2011	December 31, 2010	December 31, 2009
	$	$	$
Net (loss) income attributable to stockholders’ of Teekay Corporation	(368,916)	(267,287)	128,412

Weighted average number of common shares	70,234,817	72,862,617	72,549,361
Dilutive effect of stock-based compensation	—	—	509,470

Common stock and common stock equivalents	70,234,817	72,862,617	73,058,831

(Loss) earnings per common share:
—Basic	(5.25)	(3.67)	1.77
—Diluted	(5.25)	(3.67)	1.76

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The anti-dilutive effect attributable to outstanding stock-based compensation excluded from the calculation of diluted (loss) earnings per common share, for the years ended December 31, 2011, 2010 and 2009 was 5.7 million, 6.1 million and 4.3 million shares, respectively.

20.	Restructuring Charges

During 2011, the Company incurred $5.5 million of restructuring costs. The restructuring costs were primarily related to the sale of an FSO unit, the Karratha Spirit, and the termination of the time-charter for the Basker Spirit. The Company committed to plans for termination of the employment of certain seafarers of the two vessels. At December 31, 2011, no restructuring liability was recorded in accrued liabilities on the consolidated balance sheets.

During 2010, the Company incurred $16.4 million of restructuring costs. The restructuring costs were primarily related to the reflagging of certain vessels, crew changes, and global staffing changes. At December 31, 2010, $0.1 million of restructuring liability was recorded in accrued liabilities on the consolidated balance sheets.

During 2009, the Company incurred $14.4 million of restructuring costs. The restructuring costs were primarily comprised of the reflagging of certain vessels, transfer of certain ship management functions from the Company’s office in Spain to a subsidiary of Teekay, global staffing changes and closure of one of the Company’s three offices in Norway. At December 31, 2009, $2.0 million of restructuring liability was recorded in accrued liabilities on the consolidated balance sheets.

21.	Income Taxes

Teekay and a majority of its subsidiaries are not subject to income tax in the jurisdictions in which they are incorporated because they do not conduct business or operate in those jurisdictions. However, among others, the Company’s Australian ship-owing subsidiaries and its Norwegian subsidiaries are subject to income taxes.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2011	2010
	$	$
Deferred tax assets:
Vessels and equipment	76,582	2,182
Tax losses carried forward (1)	380,299	286,499
Other	95,312	97,945

Total deferred tax assets	552,193	386,626

Deferred tax liabilities:
Vessels and equipment	60,776	122,263
Long-term debt	24,918	31,077
Other	45,624	2,900

Total deferred tax liabilities	131,318	156,240
Net deferred tax assets	420,875	230,386
Valuation allowance	(398,559)	(213,385)

Net deferred tax assets (liabilities)	22,316	17,001

(1)	Substantially all of the Company’s net operating loss carryforwards of $1.27 billion relate to its Australian ship-owning subsidiaries and its Norwegian subsidiaries. These net operating loss carryforwards are available to offset future taxable income in the respective jurisdictions, and can be carried forward indefinitely.

The components of the provision for income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009
	$	$	$
Current	(6,768)	(13,129)	(28,312)
Deferred	2,478	19,469	5,423

Income tax (expense) recovery	(4,290)	6,340	(22,889)

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

	Year Ended	Year Ended	Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009
	$	$	$
Net (loss) income before taxes	(382,431)	(172,975)	232,666
Net (loss) income not subject to taxes	(351,773)	(416,684)	550,299

Net (loss) income subject to taxes	(30,658)	243,709	(317,633)

At applicable statutory tax rates	(8,987)	57,737	(89,395)
Permanent and currency differences	(172,368)	(104,514)	109,857
Adjustments to valuation allowances and uncertain tax positions	179,675	40,863	1,623
Other	5,970	(425)	804

Tax expense (recovery) related to the current year	4,290	(6,340)	22,889

The following is a roll-forward of the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from January 1, 2009 to December 31, 2011:

	2011 $	2010 $	2009 $
Balance of unrecognized tax benefits as at January 1	45,302	40,943	17,296
Increase for positions taken in prior years	83	4,037	—
Increase for positions related to the current year	3,308	8,979	27,552
Decreases for positions taken in prior years	—	(4,557)	(3,905)
Decreases related to statute of limitations	(8,889)	(4,100)	—

Balance of unrecognized tax benefits as at December 31	39,804	45,302	40,943

The majority of the net decrease for positions for the year ended December 31, 2011 relates to potential tax on freight income.

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2007 through 2010 remain open to examination by some of the major taxing jurisdictions in which the Company is subject to tax.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The interest and penalties on unrecognized tax benefits are included in the roll-forward schedule above and are approximately $1.8 million in 2011, $1.2 million in 2010 and $8.5 million in 2009.

22.	Pension Benefits

a)	Defined Contribution Pension Plans

With the exception of the Company’s employees in Norway and certain of its employees in Australia, the Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company matches all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2011, 2010 and 2009, the amount of cost recognized for the Company’s defined contribution pension plans was $18.3 million, $17.1 million and $15.0 million, respectively.

b)	Defined Benefit Pension Plans

The Company has a number of defined benefit pension plans (or the Benefit Plans) which primarily cover its employees in Norway and certain employees in Australia. As at December 31, 2011, approximately 75% of the defined benefit pension assets were held by the Norwegian plans and approximately 25% are held by the Australia plan. The pension assets in the Norwegian plans have been guaranteed a minimum rate of return by the provider, thus reducing potential exposure to the Company to the extent the counterparty honors its obligations. Potential exposure to the Company has also been reduced, particularly for the Australian plans, as a result of certain of its time-charter and management contracts that allow the Company, under certain conditions, to recover pension plan costs from its customers.

In 2010, the Norwegian Parliament enacted a new early retirement plan for the private sector in Norway, which was effective January 1, 2011. As a result of the legislation, the Company was substantially released from its obligation under the Company’s prior early retirement plan (a single-employer defined benefit pension plan) and the Company recorded income of $3.7 million in the consolidated statement of income (loss).

The following table provides information about changes in the benefit obligation and the fair value of the Benefit Plans assets, a statement of the funded status, and amounts recognized on the Company’s balance sheets:

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
	$	$
Change in benefit obligation:
Beginning balance	120,723	114,256
Service cost	8,829	8,345
Interest cost	5,167	5,148
Contributions by plan participants	739	579
Actuarial loss	9,408	730
Benefits paid	(4,395)	(7,333)
Settlements and curtailments	—	(4,937)
Foreign currency exchange rate changes	(3,299)	3,635
Other	—	300

Ending balance	137,172	120,723

Change in fair value of plan assets:
Beginning balance	102,085	95,495
Actual return on plan assets	2,931	125
Contributions by the employer	12,061	11,649
Contributions by plan participants	739	579
Benefits paid	(4,339)	(7,259)
Settlements and curtailments	—	(1,314)
Foreign currency exchange rate changes	(2,357)	3,110
Other	(422)	(300)

Ending balance	110,698	102,085

Funded status deficiency	(26,474)	(18,638)

Amounts recognized in the balance sheets:
Other long-term liabilities	26,474	18,638
Accumulated other comprehensive (loss) income:
Net actuarial losses (1)	(19,929)	(18,279)

(1)	As at December 31, 2011, the estimated amount that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost in 2012 is $(0.2) million.

As of December 31, 2011 and 2010, the accumulated benefit obligation for the Benefit Plans was $100.4 million and $114.3 million, respectively. The following table provides information for those pension plans with a benefit obligation in excess of plan assets and those pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31, 2011	December 31, 2010
	$	$
Benefit obligation	113,460	72,180
Fair value of plan assets	85,432	53,421

Accumulated benefit obligation	35,358	62,405
Fair value of plan assets	31,815	39,134

The components of net periodic pension cost relating to the Benefit Plans for the years ended December 31, 2011, 2010 and 2009 consisted of the following:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	$	$	$
Net periodic pension cost:
Service cost	8,978	8,616	9,753
Interest cost	5,250	5,091	4,548
Expected return on plan assets	(5,805)	(5,431)	(4,624)
Amortization of net actuarial loss	371	281	1,394
Other	421	(3,390)	184

Net cost	9,215	5,167	11,255

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The components of other comprehensive (income) loss relating to the Plans for the years ended December 31, 2011, 2010 and 2009 consisted of the following:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	$	$	$
Other comprehensive (income) loss:
Net loss (gain) arising during the period	12,052	5,711	(13,524)
Amortization of net actuarial (gain) loss	(319)	1,026	(1,394)
Other loss (gain)	—	390	(785)

Total loss (income)	11,733	7,127	(15,703)

The Company estimates that it will make contributions into the Benefit Plans of $10.7 million during 2012. The following table provides the estimated future benefit payments, which reflect expected future service, to be paid by the Benefit Plans:

Pension Benefit
Payments
Year	$
2012	8,000
2013	4,969
2014	6,361
2015	6,251
2016	5,704
2017—2021	29,263

Total	60,548

The fair value of the plan assets, by category, as of December 31, 2011 and 2010 were as follows:

	December 31, 2011	December 31, 2010
	$	$
Pooled Funds (1)	82,501	74,826
Mutual Funds (2)
Equity investments	13,852	13,073
Debt securities	3,445	3,197
Real estate	2,092	2,327
Cash and money market	291	1,034
Other	8,517	7,628

Total	110,698	102,085

(1)	The Company has no control over the investment mix or strategy of the pooled funds. The pooled funds guarantee a minimum rate of return. If actual investment returns are less than the guarantee minimum rate, then the provider’s statutory reserves are used to top up the shortfall. The pooled funds primarily invest in hold to maturity bonds, real estate and other fixed income investments, which are expected to provide a stable rate of return.
(2)	The mutual funds primary aim is to provide investors with an exposure to a diversified mix of predominantly growth oriented assets (70%) with moderate to high volatility and some defensive assets (30%).

The investment strategy for all plan assets is generally to actively manage a portfolio that is diversified among asset classes, markets and regions. Certain of the investment funds do not invest in companies that do not meet certain socially responsible investment criteria. In addition to diversification, other risk management strategies employed by the investment funds include gradual implementation of portfolio adjustments and hedging currency risks.

The Company’s plan assets are primarily invested in commingled funds holding equity and debt securities, which are valued using the net asset value (or NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares or units outstanding. Commingled funds are classified within Level 2 of the fair value hierarchy as the NAVs are not publicly available.

The Company has a pension committee that is comprised of various members of senior management. Among other things, the Company’s pension committee oversees the investment and management of the plan assets, with a view to ensuring the prudent and effective management of such plans. In addition, the pension committee reviews investment manager performance results annually and approves changes to the investment managers.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The weighted average assumptions used to determine benefit obligations at December 31, 2011 and 2010 were as follows:

	December 31, 2011	December 31, 2010
Discount rates	3.2%	4.4%
Rate of compensation increase	4.4%	4.6%

The weighted average assumptions used to determine net pension expense for the years ended December 31, 2011, 2010 and 2009 were as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Discount rates	3.2%	4.4%	5.0%
Rate of compensation increase	4.4%	4.6%	4.7%
Expected long-term rates of return (1)	5.0%	5.7%	6.0%

(1)	To the extent the expected return on plan assets varies from the actual return, an actuarial gain or loss results. The expected long-term rates of return on plan assets are based on the estimated weighted-average long-term returns of major asset classes. In determining asset class returns, the Company takes into account long-term returns of major asset classes, historical performance of plan assets, as well as the current interest rate environment. The asset class returns are weighted based on the target asset allocations.

23.	Equity Accounted Investments

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

In November 2011, Teekay acquired a 40% interest in a recapitalized Sevan for approximately $25 million (see Note 3). Sevan owns (i) two partially-completed hulls (#4 and #5) available for upgrade to FPSOs or other offshore projects; (ii) a licensing agreement with ENI SpA; (iii) an engineering and offshore project development business; and (iv) intellectual property rights, including offshore unit design patents. As at November 30, 2011, the fair value of the Company’s interest in Sevan was determined to be $49.2 million. The difference between the fair value of the Company’s 40% interest in Sevan and the price paid has been recognized as a bargain purchase gain in the Company’s consolidated statements of income (loss). As of February 28, 2012, the aggregate value of the Company’s 40% interest in Sevan, based on the quoted market price of Sevan’s common stock on the Oslo Stock Exchange was $46.5 million.

In November 2010, Teekay LNG acquired a 50% interest in companies that own two LNG carriers (collectively, the Exmar Joint Venture) from Exmar NV for a total equity purchase price of approximately $72.5 million (net of assumed debt). Teekay LNG financed $37.3 million of the purchase price by issuing to Exmar NV 1.1 million new common units with the balance financed by drawing on one of Teekay LNG’s revolving credit facilities. As part of the transaction, Teekay LNG agreed to guarantee 50% of the $206 million of debt secured by the Exmar Joint Venture. Exmar NV retains a 50% ownership interest in the Exmar Joint Venture. The two vessels acquired are the 2002-built Excalibur, a conventional LNG carrier, and the 2005-built Excelsior, a specialized gas carrier which can both transport and regasify LNG onboard. Both vessels are on long-term, fixed-rate charter contracts to Excelerate Energy LP for firm periods until 2022 and 2025, respectively.

A condensed summary of the Company’s investments in and advances to equity accounted investments are as follows (in thousands of dollars, except percentages):

Investments in Equity Accounted Investments	Ownership Percentage	December 31, 2011	December 31, 2010
RasGas 3 Joint Venture	40%	97,423	98,207
Exmar Joint Venture	50%	81,242	74,504
Angola Joint Venture	33%	16,063	—
SkaugenPetroTrans Joint Venture	50%	9,623	32,721
Sevan Marine Equity Investment	40%	46,998	—
Other	40% to 50%	1,288	2,201

Total		252,637	207,633

Loans to Equity Accounted Investees	Ownership Percentage	December 31, 2011	December 31, 2010
Wah Kwong Joint Venture	50%	9,830	9,830
Ikdam Production Joint Venture	40%	538	3,116
SkaugenPetroTrans Joint Venture	50%	5,000	—
Sevan Marine Equity Investment	40%	50,000	—

Total		65,368	12,946

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

A condensed summary of the Company’s financial information for equity accounted investments (33% to 50% owned) shown on a 100% basis are as follows:

	December 31,	December 31,
	2011	2010
Current assets	281,933	135,087
Non-current assets	2,545,518	1,867,161
Current liabilities	252,439	106,858
Non-current liabilities	2,118,550	1,507,800

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Revenues	333,020	232,516	238,838
Income from vessel operations	134,617	91,290	97,708
Net (loss) income	(48,732)	(44,794)	136,444

For the year ended December 31, 2011, the Company recorded equity (loss) income of $(35.3) million (2010—$(11.3) million and 2009—$52.5 million). The income or loss was primarily comprised of the Company’s share of net (loss) income from the Angola LNG Project, the RasGas 3 Joint Venture, and from the Exmar Joint Venture. For the year ended December 31, 2011, $(35.2) million of the equity (loss) gain related to the Company’s share of unrealized (loss) gain on interest rate swaps associated with these projects (2010—$(26.3) million and 2009—$32.4 million).

24.	Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. These amendments are effective for the Company on January 1, 2012. The Company is currently assessing the potential impacts, if any, of these amendments on its consolidated financial statements.

25.	Subsequent Events

a)	In January 2012, Teekay Offshore issued NOK 600 million in senior unsecured bonds that mature in January 2017 in the Norwegian bond market. The aggregate principal amount of the bonds is equivalent to approximately $100 million. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. The Partnership entered into a cross currency rate swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 7.49%. The proceeds of the bonds are to be used for general corporate purposes.

b)	In January 2012, OOG-TKP FPSO GmbH & Co KG, a 50/50 joint venture between Teekay and Odebrecht Oil & Gas S.A., purchased the assets related to the Tiro and Sidon FPSO project, including the partially constructed FPSO unit and the customer contracts, from Teekay for approximately $179 million. The purchase price was financed 80% with borrowings under a $300 million debt facility secured by the Tiro and Sidon FPSO unit and the balance of the purchase price was financed with equity contributions by each of the joint venture partners. The facility is interest bearing at LIBOR plus a margin of 2.25% and requires quarterly principal repayments with a final bullet payment on maturity in October 2021.

c)	In February 2012, Teekay Tankers completed a follow-on public offering of 17.25 million shares of Class A common stock at $4.00 per share. Teekay Tankers used the net offering proceeds to repay a portion of its outstanding debt under its revolving credit facility and the balance for general corporate purposes. As a result of the public offering, Teekay’s ownership of Teekay Tankers was reduced to 20.4%. Teekay maintains voting control of Teekay Tankers through its ownership of shares of Class A and Class B Common Stock and will continue to consolidate this subsidiary.

d)	In February 2012, a joint venture (or Teekay-Marubeni Joint Venture) between Teekay LNG and Marubeni Corporation acquired a 100% interest in six LNG carriers from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from secured loan facilities and $266 million from equity contributions from Teekay LNG and Marubeni Corporation. Teekay LNG has a 52% economic interest in the Teekay-Marubeni Joint Venture and consequently its share of the equity contribution was approximately $138 million. Teekay LNG financed this equity contribution from borrowing under its existing credit facilities.

e)	In February 2012, Teekay Offshore entered into a $130 million debt facility secured by the Piranema Spirit FPSO unit that matures in February 2017. The interest payments on the facility are based on LIBOR plus a margin of 3%. The principal repayments are identical quarterly payments with a final balloon payment in February 2017. The proceeds from the debt facility were used for general corporate purposes including repayment of existing revolving credit facility debt.

f)	In April 2012, Teekay reached an agreement to sell to Teekay Tankers 13 of its 17 directly-owned conventional tankers and related time-charter contracts, debt facilities and other assets and rights, for an aggregate purchase price of approximately $455 million. As partial consideration for the sale, Teekay will receive $25 million of newly issued shares of Teekay Tankers Class A common stock, and the remaining amount will be settled through a combination of cash payments to Teekay and the assumption by Teekay Tankers of existing debt secured by the acquired vessels. As a result of this share issuance, Teekay’s economic interest in Teekay Tankers will increase from approximately 20% to approximately 25% and its voting interest as a result of its combined ownership of Class A and Class B shares will increase from approximately 51% to approximately 53%. As part of this transaction, Teekay and Teekay Tankers will enter into a non-competition agreement, which will provide Teekay Tankers with a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities developed by Teekay for a period of three years from the closing date of this transaction. The transaction is subject to final documentation, receiving relevant third party consents, and other customary closing conditions and is expected to be completed in the second quarter of 2012.

g)	In April 2012, Teekay LNG issued NOK 700 million in senior unsecured bonds that mature in May 2017 in the Norwegian bond market. The aggregate principal amount of the bonds is equivalent to approximately $120 million and all interest and principal payments will be swapped into U.S. Dollars. The proceeds of the bonds, which will be available to Teekay LNG upon settlement in early May 2012, are expected to be used for general corporate purposes. Teekay LNG will apply for listing of the bonds on the Oslo Stock Exchange.