Form 20-F
period 2012-12-31
TEEKAY CORP
filed 2013-04-29
CIK 911971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Not Applicable

(Translation of Registrant’s name into English)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Telephone: (441) 298-2530

(Address and telephone number of principal executive offices)

Mark Cave

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Telephone: (441) 298-2530

Fax: (441) 292-3931

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock, par value of $0.001 per share	New York Stock Exchange

Securities registered, or to be registered, pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

69,704,188 shares of Common Stock, par value of $0.001 per share.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark if the registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

TEEKAY CORPORATION

INDEX TO REPORT ON FORM 20-F

PART I

This annual report of Teekay Corporation on Form 20-F for the year ended December 31, 2012 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our future financial condition or results of operations and future revenues and expenses;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;

•	offshore, liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) market conditions and fundamentals, including the balance of supply and demand in these markets;

•	our future growth prospects;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	expected costs and delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contracts;

•	the completion of the acquisition of the Voyageur Spirit floating, production, storage and offloading (or FPSO) unit;

•	our acquisition of a HiLoad Dynamic Positioning unit and our entry into a related agreement with Remora AS;

•	conversion of the Navion Clipper into an FSO unit for charter to Salamander Energy plc;

•

the impact on operating income, the expected repair and insurance coverage, the completion, cost and recovery of certain capital upgrade costs, and the expected return to operations of the Petrojarl Banff FPSO unit, following storm damage to the unit which was incurred in December 2011;

•	the expected timing and costs of upgrades to any vessels;

•	the future valuation of goodwill;

•	our expectations as to any impairment of our vessels;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	the expected timing, amount and method of financing for the purchase of five of our leased Suezmax tankers;

•	our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	declining market vessel values and the effect on our liquidity;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term contracts;

•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the impact of future regulatory changes or environmental liabilities;

•	taxation of our company and of distributions to our stockholders;

•	the expected lifespan of our vessels;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the adequacy of our insurance coverage for accident-related risks, environmental damage and pollution;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our hedging activities relating to foreign currency exchange and interest rate risks;

•	the condition of financial and economic markets, including interest rate volatility and the availability and cost of capital;

•	the growth of global oil demand;

•	our exemption from tax on our U.S. source international transportation income;

•	our expectation regarding uncertain tax positions, including our UK tax leases;

•	the expected return on our investment in first-priority ship mortgage loans;

•	the expected recoverability of our investment in terms loans which are collateralized by first-priority mortgages on three Very Large Crude Carriers (or VLCC);

•	our ability to competitively pursue new projects;

•	our competitive positions in our markets;

•	our ability to avoid labor disruptions and attract and retain highly skilled personnel;

•	our involvement in any EU anti-trust investigation of container line operators;

•	our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to pay dividends on our common stock.

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

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay for fiscal years 2008 through 2012, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Reports of Independent Registered Public Accounting Firms therein with respect to fiscal years 2012, 2011, and 2010 (which are included herein) and “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2008	2009	2010	2011	2012
				(8)
	(in thousands of U.S. Dollars, except share, per share, and fleet data)
Income Statement Data:
Revenues	$3,229,443	$2,181,605	$2,095,753	$1,953,782	$1,956,235
Total operating expenses (1)	(2,969,324)	(2,011,817)	(1,861,630)	(1,845,370)	(2,106,628)
Income (loss) from vessel operations	260,119	169,788	234,123	108,412	(150,393)
Interest expense	(290,933)	(141,448)	(136,107)	(137,604)	(167,615)
Interest income	97,111	19,999	12,999	10,078	6,159
Realized and unrealized (loss) gain on non-designated derivative instruments	(567,074)	140,046	(299,598)	(342,722)	(80,352)
Equity (loss) income from joint ventures	(36,085)	52,242	(11,257)	(35,309)	79,211
Foreign exchange gain (loss)	24,727	(20,922)	31,983	12,654	(12,898)
Other (loss) income	(3,935)	12,961	(5,118)	12,360	366
Income tax recovery (expense)	56,176	(22,889)	6,340	(4,290)	14,406
Net (loss) income	(459,894)	209,777	(166,635)	(376,421)	(311,116)
Less: Net (income) loss attributable to non-controlling interests	(9,561)	(81,365)	(100,652)	17,805	150,936
Net (loss) income attributable to stockholders of Teekay Corporation (2)	(469,455)	128,412	(267,287)	(358,616)	(160,180)

Per Common Share Data:
Basic (loss) earnings attributable to stockholders of Teekay Corporation	(6.48)	1.77	(3.67)	(5.11)	(2.31)
Diluted (loss) earnings attributable to stockholders of Teekay Corporation	(6.48)	1.76	(3.67)	(5.11)	(2.31)
Cash dividends declared	1.1413	1.2650	1.2650	1.2650	1.2650

Balance Sheet Data (at end of year):
Cash and cash equivalents	$814,165	$422,510	$779,748	$692,127	$639,491
Restricted cash	650,556	615,311	576,271	500,154	533,819
Vessels and equipment	7,267,094	6,835,597	6,771,375	7,890,761	7,321,058
Net investments in direct financing leases	79,508	512,412	487,516	459,908	436,601
Total assets	10,215,001	9,517,432	9,912,348	11,137,677	11,002,025
Total debt (including capital lease obligations)	5,770,133	5,203,441	5,170,198	6,091,420	6,197,288
Capital stock and additional paid-in capital	642,911	656,193	672,684	660,917	681,933
Non-controlling interest	583,938	855,580	1,353,561	1,863,798	1,876,085
Total equity	2,652,405	3,095,670	3,332,008	3,303,794	3,191,474
Number of outstanding shares of common stock	72,512,291	72,694,345	72,012,843	68,732,341	69,704,188

Other Financial Data:
Net revenues (3)	$2,471,055	$1,887,514	$1,850,656	$1,777,168	$1,817,952
EBITDA (4)	96,554	791,291	390,838	184,003	291,832
Adjusted EBITDA (4)	892,616	563,217	696,876	638,161	768,766
Total debt to total capitalization(5)	68.5%	62.7%	60.8%	64.9%	66.0%
Net debt to total net capitalization (6)	61.9%	57.4%	53.4%	59.8%	61.2%
Capital expenditures:
Vessel and equipment purchases (7)	$716,765	$495,214	$343,091	$755,045	$523,597

(1)	Total operating expenses include, among other things, the following:

	Years Ended December 31,
	2008	2009	2010	2011	2012
				(8)
	(in thousands)
Asset impairments and net gain (loss) on sale of vessels and equipment	$50,267	($12,629)	($49,150)	($151,059)	($441,057)
Unrealized (losses) gains on derivative instruments	(8,325)	14,915	(4,875)	(791)	(660)
Restructuring charges	(15,629)	(14,444)	(16,396)	(5,490)	(7,565)
Goodwill impairment charge	(334,165)	—	—	(36,652)	—
Bargain purchase gain	—	—	—	68,535	—

	$(307,852)	$(12,158)	$(70,421)	$(125,457)	$(449,282)

(2)	In January 2009, we adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidations, which requires us to include the portion of net income (loss) that is attributable to the non-controlling interest as part of our total net income (loss).
(3)	Consistent with general practice in the shipping industry, we use net revenues (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters the charterer pays the voyage expenses, which are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, whereas under voyage-charter contracts the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship-owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call “net revenues,” are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with revenues.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. Dollars)
Revenues	$3,229,443	$2,181,605	$2,095,753	$1,953,782	$1,956,235
Voyage expenses	($758,388)	($294,091)	($245,097)	($176,614)	($138,283)

Net revenues	$2,471,055	$1,887,514	$1,850,656	$1,777,168	$1,817,952

(4)	EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, unrealized foreign exchange (gain) loss, asset impairments and net (gain) loss on sale of vessels and equipment, goodwill impairment charge, bargain purchase gain, amortization of in-process revenue contracts, unrealized (gains) losses on derivative instruments, realized losses (gains) on interest rate swaps, realized losses on interest rate swap amendments and terminations, and share of unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

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

	Year Ended December 31,
	2008	2009	2010	2011	2012
				(8)
	(in thousands of U.S. Dollars)
Income Statement Data:
Reconciliation of EBITDA and Adjusted EBITDA to Net income (Loss)
Net (loss) income	$(459,894)	$209,777	$(166,635)	$(376,421)	$(311,116)
Income tax (recovery) expense	(56,176)	22,889	(6,340)	4,290	(14,406)
Depreciation and amortization	418,802	437,176	440,705	428,608	455,898
Interest expense, net of interest income	193,822	121,449	123,108	127,526	161,456

EBITDA	96,554	791,291	390,838	184,003	291,832

Restructuring charges	15,629	14,444	16,396	5,490	7,565
Foreign exchange (gain) loss	(24,727)	20,922	(31,983)	(12,654)	12,898
Asset impairments and net (gain) loss on sale of vessels and equipment	(50,267)	12,629	49,150	151,059	441,057
Goodwill impairment charge	334,165	—	—	36,652	—
Bargain purchase gain	—	—	—	(68,535)	—
Amortization of in-process revenue contracts	(74,425)	(75,977)	(48,254)	(46,436)	(72,933)
Unrealized losses (gains) on derivative instruments	530,283	(293,174)	140,187	70,822	(29,658)
Realized losses on interest rate swaps	32,445	127,936	154,098	132,931	123,277
Realized losses on interest rate swap amendments and terminations	—	—	—	149,666	—
Unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures	32,959	(34,854)	26,444	35,163	(5,272)

Adjusted EBITDA	892,616	563,217	696,876	638,161	768,766

Reconciliation of Adjusted EBITDA to net operating cash flow
Net operating cash flow	523,641	368,251	411,750	107,193	288,936
Expenditures for drydocking	101,511	78,005	57,483	55,620	35,023
Interest expense, net of interest income	193,822	121,449	123,108	127,526	161,456
Change in non-cash working capital items related to operating activities	28,816	(148,655)	(45,415)	84,347	115,209
Write-down and gain on sale of marketable securities	(15,581)	—	1,805	3,372	(2,560)
Write-down of equity accounted investments	—	—	—	(19,411)	(1,767)
Loss on notes repurchase	(1,310)	(566)	(12,645)	—	—
Equity (loss) income, net of dividends received	(30,352)	49,299	(11,257)	(31,376)	65,639
Other income (loss)	25,153	(837)	(9,627)	3,902	(9,347)
Employee stock option compensation	(14,117)	(11,255)	(15,264)	(16,262)	(9,393)
Restructuring charges	15,629	14,444	16,396	5,490	7,565
Realized losses on interest rate swaps	32,445	127,936	154,098	132,931	123,277
Realized losses on interest rate swap resets and terminations	—	—	—	149,666	—
Unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures	32,959	(34,854)	26,444	35,163	(5,272)

Adjusted EBITDA	892,616	563,217	696,876	638,161	768,766

(5)	Total capitalization represents total debt and total equity.
(6)	Net debt represents total debt less cash, cash equivalents and restricted cash. Total net capitalization represents net debt and total equity.
(7)	Excludes vessels purchased in connection with our acquisitions of the remaining 35% of Teekay Petrojarl ASA (or Teekay Petrojarl) in 2008, our acquisition of FPSO units and Investment in Sevan Marine ASA (or Sevan) in 2011 and 2012, and our acquisition of LNG carriers through our 52% interest in the Teekay LNG – Marubeni Joint Venture. Please read “Item 5. Operating and Financial Review and Prospects.” The expenditures for vessels and equipment exclude non-cash investing activities. Please read “Item 18. Financial Statements: Note 17 Supplemental Cash Flow Information.”
(8)	Bargain purchase gain and net loss have been restated for the finalization of the Sevan purchase price allocation. Please read “Item 18. Financial Statements: Note 3a Acquisitions – FPSO Units and Investments in Sevan Marine ASA.”

Risk Factors

Changes in the oil and natural gas markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting, production and storage of oil, petroleum products, LNG and LPG depend upon world and regional oil, petroleum and natural gas markets. Any decrease in shipments of oil, petroleum products, LNG or LPG in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, petroleum products, LNG or LPG, and competition from alternative energy sources. A slowdown of the U.S. and world economies may result in reduced consumption of oil, petroleum products and natural gas and decreased demand for our vessels and services, which would reduce vessel earnings.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and significant fluctuations in the utilization of our vessels, which may adversely affect our earnings and profitability.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenue we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. If the tanker market is depressed, our earnings may decrease, particularly with respect to our spot tanker sub-segment, a subset of our conventional tanker segment, which accounted for approximately 7% and 9% of our net revenues during 2012 and 2011, respectively. The spot-charter market is highly volatile and fluctuates based upon tanker and oil supply and demand, and declining spot rates in a given period generally will result in corresponding declines in operating results for that period. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt obligations. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

As at December 31, 2012, we had 34 vessels operating in our shuttle tanker fleet and seven FPSO units operating in our FPSO fleet. A majority of our shuttle tankers and all of our FPSO units earn revenue that depends upon the volume of oil we transport or the volume of oil produced from offshore oil fields. Oil production levels are affected by several factors, all of which are beyond our control, including:

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

Vessel values for oil and product tankers, LNG and LPG carriers and FPSO and FSO units can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If operation of a vessel is not profitable, or if we cannot re-deploy a chartered vessel at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings. Vessel values, particularly of tankers, have declined over the past few years, and have contributed to charges against our earnings.

Our growth depends on continued growth in demand for LNG and LPG, and LNG and LPG shipping, as well as offshore oil transportation, production, processing and storage services.

A significant portion of our growth strategy focuses on continued expansion in the LNG and LPG shipping sectors and on expansion in the FPSO, shuttle tanker, and FSO sectors.

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

Expansion of the FPSO, shuttle tanker, and FSO sectors depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

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

One of our objectives is to enter into additional long-term, fixed-rate time charters for our LNG and LPG carriers, shuttle tankers, FPSO and FSO units. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We expect substantial competition for providing services for potential LNG, LPG, FPSO, shuttle tanker and FSO projects from a number of experienced companies, including state-sponsored entities and major energy companies. Some of these competitors have greater experience in these markets and greater financial resources than do we. We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience, will enter the LNG and LPG transportation, shuttle tanker, FSO and FPSO sectors. This increased competition may cause greater price competition for time-charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Three customers, international oil companies, accounted for an aggregate of 39%, or $760.3 million, of our consolidated revenues during 2012 (2011 – three customers for 36% or $698.9 million, 2010 – three customers for 38% or $778.6 million). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

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

These efforts may not be successful and may not occur in a timely or efficient manner. Failure to effectively manage our growth and the system and procedural transitions required by expansion in a cost-effective manner could have a material adverse effect on our business.

Default by the borrower of the term loans in which we have invested could adversely affect our cash flows and financial condition.

We have invested in term loans with a total principal amount outstanding of $185.0 million as of December 31, 2012. We receive quarterly interest payments on the loans, two of the loans outstanding will be due in July 2013 and the remaining loan outstanding will be due in February 2014. The term loans are collateralized by first priority mortgages on two 2010-built and one 2011-built Very Large Crude Carriers (or VLCCs), together with other related security. The borrower on these loans is facing financial difficulty and failed to pay the January 31, 2013 interest payment in full as we received a nominal amount in March 2013. A full recovery of all amounts due under the loan agreements will be dependent upon cash flow generated by the borrower, financial support from the borrower’s ultimate parent company and our ability to realize the value of the primary collateral, the three VLCCs. Failure of the borrower to pay interest or to repay principal under the loans would harm our results of operations and, to the extent we are unable to foreclose on the collateral, financial condition.

Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.

The operation of oil and product tankers, LNG and LPG carriers, and FPSO and FSO units is inherently risky. Although we carry hull and machinery (marine and war risk) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not generally carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

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

Past port calls by our vessels, or third-party vessels from which we derived pooling revenues, to countries that are subject to sanctions imposed by the United States and the European Union may impact investors’ decisions to invest in our securities.

The United States government has imposed sanctions on Iran, Syria and Sudan. The European Union (or EU) has also imposed sanctions on trade with Iran. In the past, conventional oil tankers owned or chartered-in by us, or third-party vessels participating in commercial pooling arrangements from which we derive revenue, made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions and we intend to maintain our compliance with all U.S. and EU sanctions. In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil or gas to or from Iran, Syria or Sudan. We believe that our compliance with these sanctions and our lack of any future port calls to those countries does not and will not adversely impact our revenues, because port calls to these countries have never accounted for any material amount of our revenues. However, some investors might decide not to invest in us simply because we have previously called on, or through our participation in pooling arrangements have previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.

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

Our newbuilding financing commitments typically have been pre-arranged. However, if we were unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2012, we had on order four shuttle tankers, a 50% interest in one VLCC, one FPSO unit and two LNG carriers. The four shuttle tankers are scheduled for delivery in 2013, the VLCC is scheduled to deliver in 2013, the FPSO is scheduled to deliver in 2014 and the two LNG carriers are scheduled for delivery in 2016. As of December 31, 2012, progress payments made towards these newbuildings, excluding payments made by our joint venture partners, totaled $708.0 million.

In addition, conversion of tankers to FPSO and FSO units expose us to a numbers of risks, including lack of shipyard capacity and the difficulty of completing the conversions in a timely and cost effective manner. During conversion of a vessel, we do not earn revenue from it. In addition, conversion projects may not be successful.

We make substantial capital expenditures to expand the size of our fleet. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our financial leverage could increase or our stockholders could be diluted.

We regularly evaluate and pursue opportunities to provide the marine transportation requirements for various projects, and we have recently submitted bids to provide transportation solutions for LNG and LPG, FPSO and FSO projects. We may submit additional bids from time to time. The award process relating to LNG and LPG transportation, FPSO and FSO opportunities typically involves various stages and takes several months to complete. If we bid on and are awarded contracts relating to any LNG and LPG, FPSO and FSO projects, we will need to incur significant capital expenditures to build the related LNG and LPG carriers, FPSO and FSO units.

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

Substantially all of our revenues are earned in U.S. Dollars, although we are paid in Euros, Australian Dollars, Norwegian Kroner and British Pounds under some of our charters. A portion of our operating costs are incurred in currencies other than U.S. Dollars. This partial mismatch in operating revenues and expenses leads to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Norwegian Kroner, the Australian Dollar, the British Pound and the Euro. We also make payments under two Euro-denominated term loans. If the amount of these and other Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to other currencies also result in fluctuations of our reported revenues and earnings. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant unrealized foreign currency exchange gains or losses each period. The primary source of these gains and losses is our Euro-denominated term loans and our Norwegian Kroner-denominated bonds. We have entered into foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner. We also incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross-currency swaps to economically hedge the foreign exchange risk on the principal and interest.

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

In addition, oil facilities, shipyards, vessels, pipelines and oil fields could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters, which would harm our cash flow and business.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. In recent years, the frequency and severity of piracy incidents has significantly increased, particularly in the Gulf of Aden and Indian Ocean. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil and gas from politically and economically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities, strikes, or other political or economic instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate or to which we trade harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

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

Market values of vessels fluctuate depending upon general economic and market conditions affecting relevant markets and industries and competition from other shipping companies and other modes of transportation. In addition, as vessels become older, they generally decline in value. Declining vessel values could adversely affect our liquidity by limiting our ability to raise cash by refinancing vessels. Declining vessel values could also result in a breach of loan covenants and events of default under certain of our credit facilities that require us to maintain certain loan-to-value ratios. If we are unable to pledge additional collateral in the event of a decline in vessel values, the lenders under these facilities could accelerate our debt and foreclose on our vessels pledged as collateral for the loans. As of December 31, 2012, the total outstanding debt under credit facilities with this type of covenant tied to conventional tanker values was $164.8 million and to LNG carrier values was $434.1 million. We have five financing arrangements that require us to maintain vessel value to outstanding loan principal balance ratios ranging from 105% to 115%. At December 31, 2012, we were in compliance with these required ratios.

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

Adverse effects upon the oil and gas industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil and gas will lessen dramatically over the short-term, in the long-term, climate change may reduce the demand for oil and gas or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

We have substantial debt levels and may incur additional debt.

As of December 31, 2012, our consolidated debt and capital lease obligations totaled $6.2 billion and we had the capacity to borrow an additional $1.2 billion under our credit facilities. These credit facilities may be used by us for general corporate purposes. Our consolidated debt and capital lease obligations could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes, and our ability to refinance our credit facilities may be impaired or such financing may not be available on favorable terms;

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

As described in “Item 18 – Financial Statements: Note 10 – Capital Lease Obligations and Restricted Cash”, the Teekay Nakilat Joint Venture is the lessee under 30-year capital lease arrangements with a third party for the three RasGas II LNG Carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture enter into negotiations to terminate the RasGas II Leases. The Teekay Nakilat Joint Venture has declined this request as it does not believe that HRMC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision, regarding a similar financial lease of an LNG carrier, that ruled in favor of the taxpayer. However, the HMRC is appealing that decision and the appeal is expected to be heard in May 2013. If the HMRC were able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. Teekay LNG estimates its 70% share of the potential exposure to be approximately $29 million, exclusive of potential financing and interest rate swap termination costs.

The Teekay Nakilat Joint Venture has received notification from the lessor of the three vessels of a credit rating downgrade to the bank that was providing the letter of credit (or LC Bank) to Teekay Nakilat Joint Venture’s tax lease. As a result, the lessor has claimed an increase to the lease rentals over the remaining term of the RasGas II Leases and instructed that an estimated $12 million additional amount of cash be placed on deposit by the Teekay Nakilat Joint Venture. The Teekay Nakilat Joint Venture has engaged external legal counsel to assess these claims. Teekay LNG’s 70% share of the present value of the lease rental increase claim is approximately $10 million; however, the final amount is dependent on external legal counsel’s review. The Teekay Nakilat Joint Venture is also looking at other alternatives to mitigate the impact of the downgrade to the LC Bank’s credit rating.

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

Tax Risks

In addition to the following risk factors, you should read “Item 4. Information on the Company—Taxation of the Company” and “Item 10. Additional Information—Material U.S. Federal Income Tax Considerations” and “—Non-United States Tax Consequences” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common stock.

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

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS or a court of law, will accept our position, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

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

We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces our operating results. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing our operating results. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our stock may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we will be subject to U.S. federal income tax on shipping income attributable to our subsidiaries’ transportation of cargoes to or from the U.S., the amount of which is not within our complete control. Also, jurisdictions in which we or our subsidiaries are organized, own assets or have operations may change their tax laws, or we may enter into new business transactions relating to such jurisdictions, which could result in increased tax liability and reduce our operating results. Please read “Item 4. Information on the Company—Taxation of the Company.”

Item 4. Information on the Company

A. Overview, History and Development

Overview

We are a leading provider of international crude oil and gas marine transportation services and we also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) and through our 100% ownership interest in Teekay Petrojarl AS, and expansion of our conventional tanker business through our publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). We are responsible for managing and operating consolidated assets of over $11 billion, comprised of approximately 170 liquefied gas, offshore, and conventional tanker assets. With offices in 16 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Our shuttle tanker and FSO segment and our FPSO segment include our shuttle tanker operations, floating storage and off-take (or FSO) units, and our floating production, storage and offloading (or FPSO) units, which primarily operate under long-term fixed-rate contracts. As of December 31, 2012, our shuttle tanker fleet, including newbuildings on order, had a total cargo capacity of approximately 4.8 million deadweight tonnes (or dwt ), which represented approximately 40% of the total tonnage of the world shuttle tanker fleet. Please read “—B. Operations—Our Fleet.”

Our liquefied gas segment includes our LNG and LPG carriers. Substantially all of our LNG and LPG carriers are subject to long-term, fixed-rate charter contracts. As of December 31, 2012, this fleet, including newbuildings on order, had a total cargo carrying capacity of approximately 4.6 million cubic meters. Please read “—B. Operations—Our Fleet.”

Our conventional tanker segment includes our conventional crude oil tankers and product carriers. In order to provide investors with additional information about our conventional tanker segment, we have divided this operating segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment.

Our spot tanker sub-segment consists of conventional crude oil tankers and product tankers operating in the spot-tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment. Our fixed-rate tanker sub-segment includes our conventional crude oil and product tankers on fixed-rate time-charter contracts with an initial duration of at least one year. Please read “—B. Operations—Our Fleet.”

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

Recent Business Acquisitions

Teekay LNG – Marubeni Joint Venture

In February 2012, a joint venture between our subsidiary Teekay LNG Partners L.P. (or Teekay LNG) and Marubeni Corporation (or Teekay LNG-Marubeni Joint Venture) acquired a 100% interest in six LNG carriers from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from secured loan facilities and an aggregate of $266 million from equity contributions from Teekay LNG and Marubeni Corporation. Teekay LNG has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, deposited $30 million in a restricted cash account as security. Teekay LNG has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and, consequently, its share of the equity contribution was approximately $138 million. Teekay LNG financed this equity contribution by borrowing under its existing credit facilities.

Exmar LPG Joint Venture

On February 12, 2013, Teekay LNG entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 16 owned LPG carriers (including four newbuildings scheduled for delivery in 2014) and five chartered-in LPG carriers. In addition, the joint venture recently ordered another four medium-size gas carrier newbuildings with deliveries scheduled between 2015 and 2016, with options to order up to four additional vessels, which brings the total fleet size of Exmar LPG BVBA to 25 vessels, excluding options. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested approximately $134 million of equity and assumed approximately $108 million of its pro rata share of the existing debt and lease obligations as of the economic effective date, secured by certain vessels in the Exmar LPG BVBA fleet. Exmar will continue to commercially and technically manage and operate the vessels. Since control of Exmar LPG BVBA will be shared jointly between Exmar and Teekay LNG, Teekay LNG expects to account for Exmar LPG BVBA using the equity method.

HiLoad Dynamic Positioning Unit

In November 2012, Teekay Offshore agreed to acquire a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million including modification costs. The HiLoad DP unit is a self-propelled dynamic positioning system that attaches to and keeps conventional tankers in position when loading from offshore installations. The transaction is subject to finalizing a ten-year time-charter contract with Petroleo Brasileiro SA (or Petrobras) in Brazil. The acquisition of the HiLoad DP unit is expected to be completed in the second quarter of 2013 and the unit is expected to commence operating at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. As part of the transaction, we have also agreed to invest approximately $4.4 million to acquire a 49.9% ownership interest in a recapitalized Remora. In addition, Teeky Offshore will enter into an agreement with Remora which will provide Teekay Offshore with the right of first refusal to acquire future HiLoad projects developed by Remora.

Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2012 and Early 2013 “ for more information.

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

During June 2012, Teekay Tankers acquired from Teekay a fleet of 13 double-hull conventional oil and product tankers and related time-charter contracts, debt facilities and other assets and rights, for an aggregate purchase price of approximately $454.2 million. As partial consideration for the sale, Teekay received $25 million of newly issued shares of Teekay Tankers’ Class A common stock, issued at a price of $5.60 per share, and the remaining amount was settled through a combination of a cash payment to Teekay and the assumption by Teekay Tankers of existing debt secured by the acquired vessels.

As a result of these transactions, our ownership of Teekay Tankers was 25.1% as of March 1, 2013. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and continue to consolidate this subsidiary. Please read “Item 18. Financial Statements: Note 5—Financing Transactions.”

Equity Offerings, Unit Issuances and Transactions by Teekay Offshore and the Sale of Remaining Interest in OPCO to Teekay Offshore

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

During July 2012, Teekay Offshore issued 1.7 million common units to a group of institutional investors for gross proceeds, including Teekay Offshore’s general partner’s 2% proportionate capital contribution, of $45.9 million. Teekay Offshore used the net proceeds from the issuance of common units to partially finance the shipyard instalments for the four Suezmax newbuilding shuttle tankers.

During September 2012, Teekay Offshore completed a public offering of 7.8 million common units for gross proceeds, including Teekay Offshore’s general partner’s 2% proportionate capital contribution, of $219.5 million. Teekay Offshore used the net proceeds from the issuance of common units to repay a portion of its outstanding debt under its revolving credit facilities.

As a result of these transactions, our ownership of Teekay Offshore was reduced to 29.4% (including our 2% general partner interest) as of March 1, 2013. We maintain control of Teekay Offshore by virtue of our control of the general partner and will continue to consolidate this subsidiary. Please read “Item 18. Financial Statements: Note 5—Financing Transactions.”

Equity Offerings, Unit Issuances and Transactions by Teekay LNG

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

During February 2012, Teekay LNG and Marubeni acquired, through their joint venture (or the Teekay LNG-Marubeni Joint Venture), a 100% interest in the six LNG carriers from Maersk for an aggregate purchase price of approximately $1.3 billion. Teekay LNG and Marubeni have 52% and 48% economic interests, respectively, but share control in the joint venture that was formed to hold the ownership interests in these LNG carriers. The Teekay LNG-Marubeni Joint Venture financed this acquisition with secured loan facilities and equity contributions from Teekay LNG and Marubeni. Teekay LNG’s share of the equity contribution was approximately $138 million.

During September 2012, Teekay LNG completed a public offering of 4.8 million common units at a price of $38.43 per unit for gross proceeds, including Teekay LNG’s general partner’s 2% proportionate capital contribution, of approximately $189.2 million. Teekay LNG used the net proceeds from the offering to repay a portion of its outstanding debt under two of its revolving credit facilities.

As a result of these transactions, our ownership of Teekay LNG has been reduced to 37.5% (including our 2% general partner interest) as of March 1, 2013. We maintain control of Teekay LNG by virtue of our control of the general partner and will continue to consolidate this subsidiary. Please read “Item 18. Financial Statements: Note 5— Financing Transactions.”

Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2012 and Early 2013” for more information on recent transactions.

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

As of December 31, 2012, there were approximately 102 vessels in the world shuttle tanker fleet (including 25 newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Africa, Brazil, Canada, Russia and the United States Gulf. As of December 31, 2012, we had ownership interests in 34 shuttle tankers (including four newbuildings) and chartered-in an additional four shuttle tankers. Subsequent to December 31, 2012, we sold a 1992-built owned shuttle tanker, which was laid-up since July 2011. Other shuttle tanker owners include Knutsen NYK Offshore Tankers AS, Transpetro, Sovcomflot, Viken Shipping and J. Lauritzen which, as of December 31, 2012, controlled smaller fleets of 3 to 22 shuttle tankers each. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea and Brazil.

FSO Units

FSO units provide on-site storage for oil field installations that have no storage facilities or that require supplemental storage. An FSO unit is generally used in combination with a jacked-up fixed production system, floating production systems that do not have sufficient storage facilities or as supplemental storage for fixed platform systems, which generally have some on-board storage capacity. An FSO unit is usually of similar design to a conventional tanker, but has specialized loading and off-take systems required by field operators or regulators. FSO units are moored to the seabed at a safe distance from a field installation and receive the cargo from the production facility via a dedicated loading system. An FSO unit is also equipped with an export system that transfers cargo to shuttle or conventional tankers. Depending on the selected mooring arrangement and where they are located, FSO units may or may not have any propulsion systems. FSO units are usually conversions of older conventional or shuttle tankers. These conversions, which include installation of a loading and off-take system and hull refurbishment, can generally extend the lifespan of a vessel as an FSO unit by up to 20 years over the normal conventional or shuttle tanker lifespan of 25 years.

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

As of December 31, 2012, there were approximately 101 FSO units operating and nine FSO units on order in the world fleet. As at December 31, 2012, we had ownership interests in five FSO units. The major markets for FSO units are Asia, the Middle East, the North Sea, South America and West Africa. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

FPSO Units

FPSO units are offshore production facilities that are ship-shaped or cylindrical-shaped and store processed crude oil in tanks located in the hull of the vessel. FPSO units are typically used as production facilities to develop marginal oil fields or deepwater areas remote from existing pipeline infrastructure. Of four major types of floating production systems, FPSO units are the most common type. Typically, the other types of floating production systems do not have significant storage and need to be connected into a pipeline system or use an FSO unit for storage. FPSO units are less weight-sensitive than other types of floating production systems and their extensive deck area provides flexibility in process plant layouts. In addition, the ability to utilize surplus or aging tanker hulls for conversion to an FPSO unit provides a relatively inexpensive solution compared to the new construction of other floating production systems. A majority of the cost of an FPSO comes from its top-side production equipment and thus, FPSO units are expensive relative to conventional tankers. An FPSO unit carries on-board all the necessary production and processing facilities normally associated with a fixed production platform. As the name suggests, FPSO units are not fixed permanently to the seabed but are designed to be moored at one location for long periods of time. In a typical FPSO unit installation, the untreated well-stream is brought to the surface via subsea equipment on the sea floor that is connected to the FPSO unit by flexible flow lines called risers. The risers carry oil, gas and water from the ocean floor to the vessel, which processes it on board. The resulting crude oil is stored in the hull of the vessel and subsequently transferred to tankers either via a buoy or tandem loading system for transport to shore.

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 2012, there were approximately 165 FPSO units operating and 44 FPSO units on order in the world fleet. At December 31, 2012, we had ownership interests in ten FPSO units (including one unit under conversion). Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. Other major independent FPSO contractors are SBM Offshore NV, BW Offshore, MODEC, Bluewater, Bumi Armada and Maersk FPSOs.

During 2012, a total of approximately 60% of our net revenues were earned by the vessels in our shuttle tankers and FSO segment and FPSO segment, compared to approximately 55% in 2011 and 53% in 2010. Please read “Item 5. Operating and Financial Review and Prospects: Results of Operations.”

Liquefied Gas Segment

The vessels in our liquefied gas segment compete in the LNG and LPG markets. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts with durations between 20 and 25 years, and with charter rates payable to the owner on a monthly basis. LNG shipping historically has been transacted with these long-term, fixed-rate time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages (typically consisting of a single voyage), short-term time-charters and medium-term time-charters have grown in the past few years.

In the LNG markets, we compete principally with other private and state-controlled energy and utilities companies, which generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as major energy companies have continued to divest non-core businesses. Other major operators of LNG carriers are Qatar Gas Transport (Nakilat), Malaysian International Shipping Company, Mitsui O.S.K Lines, NYK Line, Golar LNG, Shell and BW Group.

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

Most new LNG carriers, including all of our vessels, are built with a membrane containment system. These systems consist of insulation between thin primary and secondary barriers and are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 35 to 40 years. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG and LPG carriers after they reach a certain age. As at December 31, 2012, there were approximately 373 vessels in the worldwide LNG fleet, with an average age of approximately 11 years, and an additional 86 LNG carriers under construction or on order for delivery through 2017. As of December 31, 2012, the worldwide LPG tanker fleet consisted of approximately 1,236 vessels with an average age of approximately 16 years and approximately 97 additional LPG vessels were on order for delivery through 2016. LPG carriers range in size from approximately 250 to approximately 85,000 cubic meters (or cbm). Approximately 53% (in terms of vessel numbers) of the worldwide fleet is less than 5,000 cbm.

Our liquefied gas segment primarily consists of LNG and LPG carriers subject to long-term, fixed-rate charter contracts. As at December 31, 2012, we had ownership interests in 27 LNG carriers, as well as 2 additional newbuilding LNG carriers on order. In addition, as at December 31, 2012, we had ownership interests in five LPG carriers. Subsequent to December 31, 2012, Teekay LNG entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 20 owned LPG carriers (including eight newbuildings scheduled for delivery between 2014 and 2016 and five chartered-in LPG carriers.

During 2012, approximately 16% of our net revenues were earned by the vessels in our liquefied gas segment, compared to approximately 15% in 2011, and 13% in 2010. Please read “Item 5. Operating and Financial Review and Prospects: Results of Operations.”

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

Certain of our vessels in the spot tanker sub-segment operate pursuant to pooling arrangements. Under a pooling arrangement, different vessel owners pool their vessels, which are managed by a pool manager, to improve utilization and reduce expenses. In general, revenues generated by the vessels operating in a pool, less related voyage expenses (such as fuel and port charges) and pool administrative expenses, are pooled and allocated to the vessel owners according to a pre-determined formula. As of December 31, 2012, we participated in two main pooling arrangements. These include an Aframax tanker pool and a Suezmax tanker pool (or the Gemini Pool). As of 2012, eleven of our Aframax tankers operated in the Aframax tanker pool and ten of our Suezmax tankers operated in the Gemini Pool. Each of these pools is either solely or jointly managed by us.

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

We believe that we have competitive advantages in the Aframax and Suezmax tanker market as a result of the quality, type and dimensions of our vessels and our market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2012, our Aframax tanker fleet (excluding Aframax-size shuttle tankers and newbuildings) had an average age of approximately 11.0 years and our Suezmax tanker fleet (excluding Suezmax-size shuttle tankers and newbuildings) had an average age of approximately 7.0 years. This compares to an average age for the world oil tanker fleet of approximately 8.5 years, for the world Aframax tanker fleet of approximately 8.3 years and for the world Suezmax tanker fleet of approximately 7.7 years.

As of December 31, 2012, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 55 Aframax vessels), Sovcomflot (approximately 42 vessels), the Sigma Pool (approximately 41 vessels) and the Aframax International Pool (approximately 24 Aframax vessels). Other large operators of Suezmax tonnage (including newbuildings on order) included the Stena Sonangol Pool (approximately 26 vessels), the Blue Fin Pool (approximately 21 vessels), the Orion Pool (approximately 20 vessels) and Sovcomflot (approximately 17 vessels).

We have chartering staff located in Singapore; London, England; and Houston, USA. Each office serves our clients headquartered in that office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. We believe that monitoring such information is critical to making informed bids on competitive brokered business.

During 2012, approximately 7% of our net revenues were earned by the vessels in our spot tanker sub-segment, compared to approximately 9% in 2011 and 13% in 2010. Please read “Item 5. Operating and Financial Review and Prospects: Results of Operations.”

b) Fixed-Rate Tanker Sub-Segment

The vessels in our fixed-rate tanker sub-segment primarily consist of Aframax and Suezmax tankers that are employed on long-term time-charters. We consider contracts that have an original term of one year duration or more to be long-term. The only difference between the vessels in the spot tanker sub-segment and the fixed-rate tanker sub-segment is the duration of the contracts under which they are employed. During 2012, approximately 17% of our net revenues were earned by the vessels in the fixed-rate tanker sub-segment, compared to approximately 21% in 2011 and 20% in 2010. Please read “Item 5. Operating and Financial Review and Prospects: Results of Operations.”

Our Fleet

As at December 31, 2012, our fleet (excluding vessels managed for third parties) consisted of 146 vessels, including chartered-in vessels and newbuildings/conversions on order. The following table summarizes our fleet as at December 31, 2012:

	Number of Vessels
	Owned Vessels		Chartered-in Vessels		Newbuildings / Conversions		Total
Shuttle Tanker and FSO Segment
Shuttle Tankers	28	(1)	4	(2)	4	(3)	36
FSO Units	4	(4)	—				4

Total Shuttle Tanker and FSO Segment	32		4		4		40

FPSO Segment
Shuttle Tankers	2	(1)(5)	—		—		2
FSO Unit	1	(4)(5)	—		—		1
FPSO Units	9	(5)	—		1	(6)	10

Total FPSO Segment	12		—		1		13

Liquefied Gas Segment
LNG Carriers	27	(7)	—		2	(8)	29
LPG Carriers	5	(9)	—		—		5

Total Liquefied Gas Segment	32		—		2		34

Spot Tanker Sub-Segment
Suezmax Tankers	10	(10)	—		—		10
Aframax Tankers	6	(11)	7		—		13
Large Product Tankers	3	(12)	—		—		3

Total Spot Tanker Sub-Segment	19		7		—		26

Fixed-Rate Tanker Sub-Segment

Conventional Tankers	31	(13)	1		1	(14)	33
Total Fixed-Rate Tanker Sub-Segment	31		1		1		33

Total	126		12		8		146

The following footnotes indicate the vessels in the table above that are owned or chartered-in by non-wholly owned subsidiaries of Teekay or have been or will be offered by us to Teekay LNG, Teekay Offshore or Teekay Tankers:

(1)	Includes 30 vessels owned by Teekay Offshore (including six through 50% controlled subsidiaries and three through 67% controlled subsidiaries).

(2)	All four vessels chartered-in by Teekay Offshore.

(3)	Includes four newbuilding vessels owned 100% by Teekay Offshore, which are scheduled to be delivered during 2013.

(4)	Includes four FSO units owned 100% by Teekay Offshore and one FSO unit owned through an 89% subsidiary of Teekay Offshore.

(5)	Includes four FPSO units owned 100% by Teekay Petrojarl. Teekay is required to offer to sell to Teekay Offshore any of these units that are servicing contracts in excess of three years in length. Three FPSO units are owned 100% by Teekay Offshore. One FPSO unit is owned 50% by Teekay and one is a variable interest entity. Certain of our FPSO contracts include the services of shuttle tankers and an FSO unit, and as such, these vessels are included in the FPSO segment.

(6)	Includes one FPSO unit owned 100% by us, which is scheduled to be delivered during the first half of 2014.

(7)	Includes the following interests of Teekay LNG: a 100% interest in six LNG carriers, a 70% interest in five LNG carriers, a 40% interest in four LNG carriers, a 50% interest in two LNG carriers, a 52% interest in six LNG carriers, and a 33% interest in four LNG carriers.

(8)	Includes two newbuilding vessels owned 100% by Teekay LNG, which are scheduled to be delivered in 2016.

(9)	Includes five vessels owned 100% by Teekay LNG.

(10)	Includes six Suezmax tankers owned 100% by Teekay Tankers.

(11)	Includes three vessels owned 100% by Teekay Offshore, two of which are chartered to Teekay, and three vessels owned 100% by Teekay Tankers.

(12)	Includes three vessels owned 100% by Teekay Tankers.

(13)	Includes eleven vessels owned 100% by Teekay LNG, four vessels owned 100% by Teekay Offshore, and 16 vessels owned 100% by Teekay Tankers.

(14)	Includes Teekay Tanker’s 50% interest in one VLCC newbuilding, which is scheduled to be delivered in the second quarter of 2013.

Our vessels are of Bahamian, Belgian, Danish, Isle of Man, Liberian, Marshall Islands, Norwegian, Singapore, and Spanish registry.

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

As of December 31, 2012, we had four shuttle tankers, two LNG carriers and one FPSO unit on order. In addition, we had a 50% interest in one VLCC newbuilding on order. Please read “Item 5. Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Item 18. Financial Statements: Notes 16(a) and 16(b)—Commitments and Contingencies—Vessels Under Construction and Joint Ventures.”

Please read “Item 18. Financial Statements: Note 8—Long-Term Debt for information with respect to major encumbrances against our vessels.”

Safety, Management of Ship Operations and Administration

Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2008, we introduced the Quality Assurance and Training Officers Program (or QATO) to conduct rigorous internal audits of our processes and provide our seafarers with on-board training. In 2007, we introduced a behavior-based safety program called “Safety in Action” to improve the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2010, Teekay Corporation introduced the “Operational Leadership” campaign to reinforce commitment to personal and operational safety.

Key performance indicators facilitate regular monitoring of our operational performance. Targets are set on an annual basis to drive continuous improvement, and indicators are reviewed quarterly to determine if remedial action is necessary to reach the targets.

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

Critical ship management functions undertaken by our subsidiaries are:

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

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for some of our LNG carriers, loss of revenues resulting from vessel off-hire time due to a marine casualty. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.

We use in our operations a thorough risk management program that includes, among other things, risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations.

We have achieved certification under the standards reflected in ISO 9001 for quality assurance, ISO 14001 for environment management systems, OHSAS 18001, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Operations Outside of the United States

Because our operations are primarily conducted outside of the United States, we are affected by currency fluctuations, to the extent we do not contract in U.S. dollars, and by changing economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Past political conflicts in that region, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in the region have also been subject to acts of piracy. In addition to tankers, targets of terrorist attacks could include oil pipelines, LNG facilities and offshore oil fields. The escalation of existing, or the outbreak of future, hostilities or other political instability in this region or other regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect our operations and performance. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin or elsewhere as a result of terrorist attacks or otherwise may limit trading activities with those countries, which could also adversely affect our operations and performance.

Customers

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil and LNG consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. Two customers, international oil companies, accounted for a total of 30%, or $588.4 million, of our consolidated revenues during 2012 (2011—two customers for 27% or $508.6 million, 2010—three customers for 38% or $778.6 million). No other customer accounted for more than 10% of our consolidated revenues during 2012, 2011, or 2010. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

Flag, Classification, Audits and Inspections

Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of International Association of Classification Societies ltd (or IACS): BV, Lloyd’s Register of Shipping or American Bureau of Shipping.

The applicable classification society certifies that the vessel’s design and build conforms to the applicable Class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society, in accordance to the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period, the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. As our vessels are modern and we have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry-dock at five-year intervals. In-water inspection is carried out during the second or third annual inspection (i.e. during an Intermediate Survey).

In addition to class surveys, the vessel’s flag state also verifies the condition of the vessel during annual flag state inspections, either independently or by additional authorization to class. Also, port state authorities of a vessel’s port of call are authorized under international conventions to undertake regular and spot checks of vessels visiting their jurisdiction.

Processes followed onboard are audited by either the flag state or the classification society acting on behalf of the flag state to ensure that they meet the requirements of the ISM Code. DNV typically carries out this task. We also follow an internal process of internal audits undertaken at each office and vessel annually.

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We carry out a minimum of two such inspections annually, which helps ensure us that:

•	our vessels and operations adhere to our operating standards;

•	the structural integrity of the vessel is being maintained;

•	machinery and equipment is being maintained to give reliable service;

•	we are optimizing performance in terms of speed and fuel consumption; and

•	the vessel’s appearance supports our brand and meets customer expectations.

Our customers also often carry out vetting inspections under the Ship inspection Report Program, which is a significant safety initiative introduced by the Oil Companies International Marine Forum to specifically address concerns about sub-standard vessels. The inspection results permit charterers to screen a vessel to ensure that it meets their general and specific risk-based shipping requirements.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater scrutiny, inspection and safety requirements on all vessels in the oil tanker and LNG and LPG carrier markets and will accelerate the scrapping or phasing out of older vessels throughout these markets.

Overall, we believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

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

Many countries, but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC ). Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil (e.g., crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS ), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS ), the ISM Code, the International Convention on Load Lines of 1966, and, specifically with respect to LNG and LPG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the IGC Code ). The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning ( DP ) systems, which would apply to shuttle tankers and DP-assisted FSO units and FPSO units. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (or Annex VI ) sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

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

The EU has also adopted legislation (directive 2009/16/Econ Port State Control) that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

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

The EU has adopted regulations requiring the use of low sulfur fuel. Currently, vessels are required to burn fuel with a sulfur content not exceeding 1%. Beginning January 1, 2015, vessels are required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. The California Air Resources Board (or CARB) requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. IMO regulations require that as of January 1, 2015, all vessels operating within Emissions Control Areas (or ECA) worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). Currently, the only grade of fuel meeting this low sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since July 1, 2010, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel sulfur control areas have been 0.1%. Certain modifications were completed on our Suezmax tankers in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the Directive. In addition, LSMGO is more expensive than HFO and this impacts the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements.

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

In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions (or VOC) reduction units on most shuttle tankers serving the Norwegian continental shelf. Customers bear the cost to install and operate the VOC equipment on board the shuttle tankers.

In Brazil, Petrobras serves in a regulatory capacity, and has adopted standards similar to those in the North Sea.

United States

The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90 ) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA ). OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products and LNG and LPG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG or LPG carriers and other vessels might fall within its scope.

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

OPA 90 also requires owners and operators of vessels to establish and maintain with the United States Coast Guard (or Coast Guard ) evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to approval by the Coast Guard. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade into the United States in the future, we expect to obtain guaranties from third-party insurers.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit was issued in December 2008 and expires on December 19, 2013. A new Vessel General Permit was issued in March 2013 and will become effective on December 19, 2013. In addition to the ballast water best management practices required under the 2008 Vessel General Permit, the 2013 Vessel General Permit contains numeric technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. For certain existing vessels, the EPA has adopted a staggered implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations immediately upon the effective date of the 2013 Vessel General Permit.

Since 2009, several environmental groups and industry associations have filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. The EPA issued a final revised Vessel General Permit in March 2013 with an effective date of December 19, 2013.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol ) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

Vessel Security

The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements) and regularly exercise these plans to ensure efficient use and familiarity by all involved.

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

The following chart provides an overview of our organizational structure as at March 1, 2013. Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as at March 1, 2013.

(1)	The partnership is controlled by its general partner. Teekay Corporation has a 100% beneficial ownership in the general partner. However in certain limited cases, approval of a majority or supermajority of the common unit holders is required to approve certain actions.
(2)	Proportion of voting power held is 53.1%.
(3)	Including our 100% interest in Teekay Petrojarl.

Teekay LNG is a Marshall Islands limited partnership formed by us in 2005 as part of our strategy to expand our operations in the LNG and LPG shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies. As of December 31, 2012, Teekay LNG operated a fleet of 27 LNG carriers, five LPG carriers, 10 conventional tankers and one product tanker. Teekay LNG’s ownership interests in these vessels range from 33% to 100%.

Teekay Offshore is a Marshall Islands limited partnership formed by us in 2006 as part of our strategy to expand our operations in the offshore oil marine transportation, processing and storage sectors. As of December 31, 2012, Teekay Offshore owned and operated a fleet of 38 shuttle tankers (including four chartered-in vessels and four newbuildings), five FSO units, seven conventional Aframax tankers and three FPSO units. Teekay Offshore’s ownership interests in its owned vessels range from 50% to 100%. Most of Teekay Offshore’s vessels operate under long-term, fixed-rate contracts. Pursuant to an omnibus agreement we entered into in connection with Teekay Offshore’s initial public offering in 2006, we have agreed to offer to Teekay Offshore FPSO units that are servicing contracts in excess of three years in length.

In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to facilitate the growth of our conventional tanker business. As of December 31, 2012, Teekay Tankers owned a fleet of 12 double-hull Aframax tankers, ten double-hull Suezmax tankers, six product tankers, one VLCC newbuilding and one in-chartered Aframax, all of which trade either in the spot tanker market or under short- or medium-term, fixed-rate time-charter contracts. Teekay Tankers owns 100% of its fleet, other than a 50% interest in the VLCC. Teekay Tankers’ primary objective is to grow through the acquisition of conventional tanker assets from third parties and from us. Through a wholly-owned subsidiary, we provide Teekay Tankers with commercial, technical, administrative, and strategic services under a long-term management agreement. In exchange, Teekay Tankers has agreed to pay us both a market-based fee and a performance fee under certain circumstances to motivate us to increase Teekay Tankers’ cash available for distribution to its stockholders.

We entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when we, Teekay LNG, and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. In addition, we entered into a non-competition agreement with Teekay Tankers, which provides Teekay Tankers with a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities developed by us for a period of three years from June 2012.

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

United States Taxation

The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

Taxation of Operating Income. A significant portion of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time-charter and bareboat charter income.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2013, we estimate that, if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Income would be approximately $1.5 million. In addition, we estimate that certain of our subsidiaries that are unable to claim the Section 883 Exemption were subject to less than $400,000 in the aggregate of U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income for 2013 and we estimate that these subsidiaries will be subject to less than $400,000 in the aggregate of U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income in subsequent years. The amount of such tax for which we or our subsidiaries may be liable for in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control

Marshall Islands Taxation

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Teekay Corporation (or Teekay) is a leading provider of international crude oil and gas marine transportation services and we also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly listed subsidiary Teekay LNG Partners L.P. (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly listed subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) and through our 100% ownership interest in Teekay Petrojarl AS (or Teekay Petrojarl), and the continuation of our conventional tanker business through our publicly listed subsidiary Teekay Tankers Ltd. (or Teekay Tankers). We are responsible for managing and operating a fleet of approximately 170 liquefied gas, offshore, and conventional tanker assets with a combined carrying value of over $11 billion. With offices in 16 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

SIGNIFICANT DEVELOPMENTS IN 2012 AND EARLY 2013

Sale of Vessels to Teekay Tankers

In June 2012, we sold to Teekay Tankers a fleet of 13 double-hull conventional oil and product tankers and related time-charter contracts, debt facilities and other assets and rights, for an aggregate purchase price of approximately $454.2 million. As partial consideration for the sale, we received $25 million worth of newly issued shares of Teekay Tankers’ Class A common stock, issued at a price of $5.60 per share, and the remaining amount was settled through a combination of a cash payment to us and the assumption by Teekay Tankers of existing debt secured by the acquired vessels. As a result, our economic interest in Teekay Tankers increased from approximately 20.4% to approximately 25.1% and our voting interest as a result of our combined ownership of Class A and Class B shares increased from approximately 51% to approximately 53%. As part of this transaction, we entered into a non-competition agreement with Teekay Tankers, which provides Teekay Tankers with a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities developed by us for a period of three years from the closing date of the transaction.

Acquisition of LNG carriers by Teekay LNG

In February 2012, Teekay LNG and the Marubeni Corporation (or Marubeni) acquired, through a joint venture (or the Teekay LNG-Marubeni Joint Venture), 100% ownership interests in six liquefied natural gas (or LNG) carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moeller-Maersk A/S (or Maersk) for an aggregate purchase price of approximately $1.3 billion. Teekay LNG and Marubeni have 52% and 48% respective economic interests, but share control of the Teekay LNG-Marubeni Joint Venture. Four of the six MALT LNG Carriers are currently operating under long-term, fixed-rate time-charter contracts, with an average remaining firm contract period of approximately 17 years, plus extension options. The other two vessels are currently operating under medium-term, fixed-rate time-charters with an average remaining firm contract period of approximately four years. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Teekay LNG and Marubeni, Teekay LNG has accounted for the Teekay LNG-Marubeni Joint Venture using the equity method.

The Teekay LNG-Marubeni Joint Venture financed approximately $1.06 billion of the purchase price for the MALT LNG Carriers with secured loan facilities, and an aggregate $266 million from equity contributions from Teekay LNG and Marubeni. Teekay LNG agreed to guarantee Teekay LNG’s 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and as a result, deposited $30 million in a restricted cash account as security. Teekay LNG’s 52% share of the equity contribution was approximately $138 million. Teekay LNG financed this equity contribution by drawing on its existing credit facilities. Teekay provides technical management of the acquired vessels.

Recent Offshore Business Developments

In November 2011, we agreed to acquire from Sevan Marine ASA (Sevan) the Voyageur Spirit (formerly known as the Sevan Voyageur) FPSO unit upon the completion of certain upgrades. In June 2012, we offered the Voyageur Spirit to Teekay Offshore for a purchase price of approximately $540 million. In September 2012, we entered into an agreement to sell, subject to certain conditions, the Voyageur Spirit to Teekay Offshore for such price following its commencement of operations under a long-term charter contract with E.ON Ruhrgas UK E&P Limited (or E.ON). Operations commenced under the charter in April 2013 after the FPSO unit produced “first oil” in the North Sea’s Huntington Field. The charter contract has an initial term of five years, with up to 10 one-year extension options exercisable by E.ON., subject to certain conditions. Teekay Offshore intends to pay the $540 million purchase price for the Voyageur Spirit through (a) the proceeds from its September 2012 equity public offering (b) the issuance by Teekay Offshore to us of $40 million of its common units (priced at the same price per unit to the public as units issued in the September 2012 public offering) and (c) assumption of a new $330 million debt facility secured by the asset. Conditions to the closing of Teekay Offshore’s acquisition of the unit include, among others, Teekay Offshore obtaining financing and that we have acquired the Voyageur Spirit and related assets pursuant to the terms of our acquisition agreement with Sevan. In February 2013, Teekay Offshore made a partial prepayment of $150.0 million to us in connection the acquisition of the Voyageur Spirit FPSO unit. We will pay Teekay Offshore interest at a rate of LIBOR plus a margin of 4.25% per annum on the prepaid funds. We are obligated to repay Teekay Offshore the full amount of the prepaid funds, plus accrued interest, if the acquisition does not close before April 30, 2013.

In January 2012, we sold the assets related to the Tiro and Sidon FPSO project, including the then partially constructed Cidade de Itajai FPSO unit, and the related customer contracts, to OOG-TKP FPSO GmbH & Co KG, a 50/50 joint venture between us and Odebrecht Oil & Gas S.A., for approximately $179 million. The joint venture financed the purchase price 80% with borrowings under a new $300 million debt facility secured by the FPSO unit and the balance with pro rata equity contributions by each of the joint venture partners. The FPSO unit was delivered from the shipyard in Singapore in November 2012 and was transitioned to Brazil. The FPSO unit achieved first oil in February 2013, at which time the unit commenced operations under a nine-year, fixed-rate time-charter contract with Petroleo Brasileiro S.A. (or Petrobras), with six additional one-year extension options exercisable by Petrobras. In April 2013, pursuant to our omnibus agreement with Teekay Offshore, Teekay LNG and others, we offered to Teekay Offshore our 50% interest in this FPSO project at our fully built-up cost.

In November 2012, Teekay Offshore agreed to acquire a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million including modification costs. The HiLoad DP unit is a self-propelled dynamic positioning system that attaches to and keeps conventional tankers in position when loading from offshore installations. The transaction is subject to finalizing a ten-year time-charter contract with Petrobras in Brazil. The acquisition of the HiLoad DP unit is expected to be completed in the second quarter of 2013 and the unit is expected to commence operating at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. As part of the transaction, we have also agreed to invest approximately $4.4 million to acquire a 49.9% ownership interest in a recapitalized Remora. In addition, Teeky Offshore will enter into an agreement with Remora which will provide Teekay Offshore with the right of first refusal to acquire future HiLoad projects developed by Remora.

In January 2013, Teekay Offshore signed a letter of intent with Salamander Energy plc to supply an FSO unit in Asia for a firm charter period of ten years commencing in mid-2014. For this contract, Teekay Offshore intends to convert its 1993-built shuttle tanker the Navion Clipper into an FSO unit for an estimated cost of approximately $50 million. Teekay Offshore is in the process of finalizing the contract terms with the charterer.

Private Placement by Teekay Offshore

In April 2013, Teekay Offshore issued 2.06 million common units in a private placement to an institutional investor for proceeds of approximately $60.0 million, excluding the General Partner’s 2% proportionate capital contribution of $1.2 million. Upon completion of the private placement, Teekay Offshore had 83.8 million common units outstanding. Teekay Offshore will use the proceeds from the issuance of common units to partially finance the shipyard instalments for the four Suezmax newbuilding shuttle tankers that are scheduled for deliveries throughout 2013, and for general corporate purposes. As a result of this private placement, our ownership of Teekay Offshore was reduced to 28.7% (including our 2% general partner interest). We maintain control of Teekay Offshore by virtue of our control of the general partner and will continue to consolidate the subsidiary.

Public Offering of Preferred Units by Teekay Offshore

In April 2013, Teekay Offshore issued 6.0 million preferred units in a public offering for net proceeds of $144.9 million, representing a new class of limited partner interests. Teekay Offshore expects to use the net proceeds from the public offering for general corporate purposes, including the funding of newbuilding installments, capital conversion projects and the acquisitions of vessels we may offer to Teekay Offshore. Pending the application of funds for these purposes, Teekay Offshore expects to repay a portion of its outstanding debt under two of its revolving credit facilities.

OTHER SIGNIFICANT PROJECTS AND DEVELOPMENTS

Four Long Range 2 Product Tanker Newbuildings

In April 2013, Teekay Tankers entered into agreement with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea for the construction of four, fuel-efficient 113,000 dead-weight tonne (or dwt) Long Range 2 (or LR2) product tanker newbuidings for a fully built up cost of approximately $47 million each. The agreement with STX also includes fixed-price options for the construction up to 12 additional LR2 newbuildings, which options expire between October 2013 and October 2014. Upon delivery, it is expected that the four vessels will operate in our Taurus Tankers LR2 Pool. Teekay Tankers intends to finance the installment payments with its existing liquidity and expects to secure long-term debt financing for the four vessels prior to their scheduled deliveries in late-2015 and early-2016. Please read “Item 18 – Financial Statements: Note 25 (c) – Subsequent Events.”

Exmar LPG Joint Venture

On February 12, 2013, Teekay LNG entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 16 owned LPG carriers (including four newbuildings scheduled for delivery in 2014) and five chartered-in LPG carriers. In addition, the joint venture recently ordered another four medium-size gas carrier newbuildings with deliveries scheduled between 2015 and 2016, with options to order up to four additional vessels, which brings the total fleet size of Exmar LPG BVBA to 25 vessels, excluding options. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested approximately $134 million of equity and assumed approximately $108 million of its pro rata share of the existing debt and lease obligations as of the economic effective date, secured by certain vessels in the Exmar LPG BVBA fleet. Exmar will continue to commercially and technically manage and operate the vessels. Since control of Exmar LPG BVBA will be shared jointly between Exmar and Teekay LNG, Teekay LNG expects to account for Exmar LPG BVBA using the equity method.

Two LNG Newbuildings

In December 2012, Teekay LNG entered into an agreement with Daewoo Shipbuilding & Marine Engineering Co., Ltd. (or DSME) of South Korea for the construction of two 173,400 cubic meter LNG carrier newbuildings, with options to order up to three additional vessels. Teekay LNG intends to secure long-term contract employment for both vessels prior to their scheduled deliveries in the first half of 2016. The newbuildings will be constructed with M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. The contract with DSME includes a favorable installment payment schedule, with the majority of the purchase price due upon delivery. Teekay LNG paid $38.6 million on the first installment payment and intends to finance the future installment payments during construction with a portion of its existing liquidity, which was approximately $495.0 million as of December 31, 2012. Teekay LNG expects to secure long-term debt financing for the two vessels prior to their scheduled delivery.

Storm Damage to Banff FPSO Unit

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, we declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the fourth quarter of 2013 while repairs are assessed and completed. We do not have off-hire insurance covering the Banff FPSO. After the repairs and upgrades are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

We expect that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through our insurance coverage subject to a $750,000 deductible and the other terms and conditions of the applicable policies. In addition, we will also incur certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due in part to new metocean and environmental data and other safety considerations. The Apollo Spirit was operating on the Banff field as a storage tanker and is expected to return to the Banff field at the same time as the Banff FPSO. The total of these capital upgrade costs is expected to amount to approximately $90 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure already agreed by the parties. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost.

Vessel Impairments

In 2012, 19 conventional tankers were written down to their estimated fair value using an appraised value in a substantial majority of the cases, resulting in a total write down of $405.3 million within the conventional tanker segment. This write down included ten Suezmax tankers ($335.0 million), seven Aframax tankers ($66.0 million), and two other conventional tankers ($4.3 million). When comparing seven of the ten Suezmax tankers to each other and when comparing four of the seven Aframax tankers to each other, the vessels have a similar age, had a similar carrying value and a similar estimated fair value, and are all being employed in the spot market or on short term time-charters. The total write down of $405.3 million includes $350.2 million from these eleven vessels. The primary factors that caused the write downs were a negative change in the outlook for the crude tanker market, a delay in the expected timing of a recovery of the crude tanker market as well as the expected discrimination impact from more fuel efficient vessels being constructed. One of the seven Aframax tankers was held for sale at December 31, 2012 and was subsequently sold in January 2013.

In 2012, four older shuttle tankers and one FSO unit were written down to their estimated fair value using an appraised value, resulting in a total write down of $28.8 million within the shuttle tanker and FSO segment. The write downs were the result of us entering into agreements in the fourth quarter of 2012 to sell two shuttle tankers and a change in the operating plans for the remaining vessels.

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

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time-charters and FPSO contracts and by us under voyage charters and contracts of affreightment.

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

Dry docking. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year dry docking period. We capitalize a substantial portion of the costs incurred during dry docking and for the survey and amortize those costs on a straight-line basis from the completion of a dry docking or intermediate survey over the estimated useful life of the dry dock. We expense as incurred costs for routine repairs and maintenance performed during dry dockings that do not improve or extend the useful lives of the assets and annual class survey costs for our FPSO units. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry docking expenditures.

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

Restricted Cash Deposits. Under the terms of the tax leases for three of our LNG carriers, we are required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. During vessel construction, however, the amount of restricted cash approximates the accumulated vessel construction costs. In December 2011, the capital lease on one of the four LNG carriers expired and the purchase obligation was fully funded with restricted cash deposits. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and loans from our joint venture partners. Please read “Item 18. Financial Statements: Note 10 – Capital Lease Obligations and Restricted Cash.”

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

•

Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to experience a global manpower shortage of qualified seafarers due to growth in the world fleet, which in recent years has resulted in upward pressure on manning costs. Lately, the gap between demand and supply of officers has narrowed, which has allowed at least on a temporary basis, for wages in certain sectors to stabilize or have smaller increases than has previously been the case. Going forward, there may be increases in crew compensation as vessel and officer supply dynamics continue to change. In addition, factors such as pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations, however increases to operational costs are still likely to occur in the future.

•

Our net income is affected by fluctuations in the fair value of our derivative instruments. Our cross currency and interest rate swap agreements and some of our foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of loss as unrealized gains or losses on non-designated derivatives. The changes in fair value do not affect our cash flows or liquidity.

•

The amount and timing of dry dockings of our vessels can affect our revenues between periods. Our vessels are off hire at various times due to scheduled and unscheduled maintenance. During 2012 and 2011 we incurred 358 and 617 off-hire days relating to dry docking, respectively. The financial impact from these periods of off-hire, if material, is explained in further detail below in “—Results of Operations”. Twenty-one of our vessels are scheduled for dry docking during 2013.

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

Year Ended December 31, 2012 versus Year Ended December 31, 2011

Shuttle Tanker and FSO Segment

Our shuttle tanker and floating storage and offtake (or FSO) segment (which includes our Teekay Shuttle and Offshore business unit) includes our shuttle tankers and FSO units. As at December 31, 2012, our shuttle tanker fleet consisted of 32 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 32 shuttle tankers, six were owned through 50% owned subsidiaries of Teekay Offshore, three through a 67% owned subsidiary of Teekay Offshore and four were chartered-in by Teekay Offshore, with the remainder owned 100% by Teekay Offshore. Our FSO fleet consists of four vessels owned by Teekay Offshore that operate under fixed-rate time charters or fixed-rate bareboat charters. We have 100% ownership interests in these units. We also have four newbuilding shuttle tankers on order which are scheduled to deliver in mid-to late-2013. Please read “Item 18. Financial Statements: Note 16(a) – Commitments and Contingencies – Vessels Under Construction.” We use these vessels to provide transportation and storage services to oil companies operating offshore oil field installations, primarily in the North Sea and Brazil. Our shuttle tankers in this segment service the conventional spot market from time to time.

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Year Ended
	December 31
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change
Revenues	613,388	613,768	(0.1)
Voyage expenses	104,382	97,743	6.8

Net revenues	509,006	516,025	(1.4)
Vessel operating expenses	175,459	196,536	(10.7)
Time-charter hire expense	56,989	74,478	(23.5)
Depreciation and amortization	125,104	129,293	(3.2)
General and administrative (1)	54,139	60,359	(10.3)
Asset impairments	28,830	43,185	(33.2)
Net loss on sale of vessels and equipment	1,112	171	550.3
Restructuring charges	652	5,351	(87.8)

Income from vessel operations	66,721	6,652	903.0

Calendar-Ship-Days
Owned Vessels	12,262	12,114	1.2
Chartered-in Vessels	1,459	2,007	(27.3)

Total	13,721	14,121	(2.8)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our shuttle tanker and FSO segment fleet decreased for the year ended December 31, 2012 compared to the prior year. The decrease was primarily due to the sale of the Navion Fennia in July 2012 and Navion Savonita in November 2012, the redelivery of one bareboat-in vessel to its owner in October 2011, decreased spot in-chartering of vessels, and the sale of the Karratha Spirit FSO unit in March 2011, partially offset by the delivery of two newbuilding shuttle tankers, the Peary Spirit and the Scott Spirit, in May 2011 and July 2011, respectively (or the 2011 Newbuilding Shuttle Tanker Acquisitions). Included in calendar-ship-days are two owned shuttle tankers which have been in lay-up since July 2011 and May 2012 following their redelivery to us upon termination of their time-charter-out contracts in March 2011 and April 2012.

Net Revenues. Net revenues decreased to $509.0 million for 2012, from $516.0 million for 2011, primarily due to:

•	a decrease of $11.6 million due to the lay-up of two vessels since July 2011 and May 2012 following their redeliveries in March 2011 and April 2012 after completion of their time-charter agreements;

•	a decrease of $3.6 million due to more repair off-hire days in our time-chartered-out fleet in 2012 as compared to 2011;

•	a decrease of $3.2 million due to lower revenues related to the sale of the Karratha Spirit;

•

a decrease of $3.1 million due to fewer opportunities to trade excess shuttle tanker capacity in the conventional spot tanker market and in short-term offshore projects due to decreased demand for conventional crude transportation; and

•	a decrease of $2.3 million due to the dry docking of the Navion Saga during the third quarter of 2012;

partially offset by

•

a net increase of $11.0 million due to an increase in our contract of affreightment fleet, and an increase in revenues in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain contracts, partially offset by fewer revenue days from the redelivery of six vessels to us in March 2011, July 2011, February 2012, April 2012, and two in November 2012 as they completed their time-charter-out agreements; and

•	an increase of $5.5 million from customer-paid engineering studies completed to support our FSO tenders.

Vessel Operating Expenses. Vessel operating expenses decreased to $175.5 million for 2012, from $196.5 million for 2011, primarily due to:

•

a decrease of $10.6 million relating to the lay-up of two of our shuttle tankers since July 2011 and May 2012 and the reduction of costs associated with the sale of two of our shuttle tankers in July 2012 and November 2012;

•

a decrease of $7.1 million due to decrease in costs related to services and spares and the number of vessels dry docked. Certain repair and maintenance items are more efficient to complete while a vessel is in dry dock. Consequently, repair and maintenance costs will typically increase in periods when there is an increase in the number of vessels dry docked;

•	a decrease of $5.9 million for crew changes and manning costs as compared to the same periods last year primarily from a change in crew composition and reduced helicopter usage;

•	a decrease of $4.5 million relating to the redelivery of one of our bareboat in-chartered vessels to its owner in October 2011;

•	a decrease of $1.8 million related to the sale of the Karratha Spirit in March 2011; and

•	a decrease of $1.3 million relating to a decrease in start-up costs associated with less short-term offshore projects;

partially offset by

•	an increase of $7.3 million due to expenditures on projects completed to support our FSO tenders; and

•	an increase of $4.3 million due to the 2011 Newbuilding Shuttle Tanker Acquisitions.

Time-Charter Hire Expense. Time-charter hire expense decreased to $57.0 million for 2012, from $74.5 million for 2011 primarily due to:

•	decrease of $8.7 million due to the redelivery of one bareboat in-chartered vessel to its owner in October 2011; and

•	decrease of $7.8 million due to decreased spot in-chartering of vessels as a result of increased capacity available from our owned fleet.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased to $125.1 million for 2012, from $129.3 million for 2011, primarily related to sale of two shuttle tankers in 2012, lower depreciation relating to the impairment and write-down of two older shuttle tankers in 2011 to fair value and the write-down of the carrying value of the FSO unit Navion Saga to its fair value in December 2011, partially offset by accelerated depreciation related to a reduction of the estimated useful life of six older shuttle tankers as well as the 2011 Newbuilding Shuttle Tanker Acquisitions.

Asset Impairments. Asset impairments of vessels was $28.8 million for 2012, resulting from the impairment of four older shuttle tankers and one FSO unit. The write downs were the result of the Company entering into agreements in the fourth quarter of 2012 to sell two shuttle tankers and a change in the operating plans for the remaining vessels. Write down of vessels was $43.2 million for 2011, resulting from the impairment of three shuttle tankers, all of which were 20-years old in 2012, and one FSO unit. These vessels carrying values were written down to their estimated fair value.

Net loss on sale of vessels. Loss on sale of vessels was $1.1 million for 2012 relating to the sale of two 1992-built shuttle tankers. We sold one FSO unit in March 2011 which resulted in a loss of $0.2 million.

Restructuring Charges. Restructuring charges were $0.7 million for 2012, resulting from a reorganization of marine operations to create better alignment within the shuttle tanker business unit to create a reduced-cost organization going forward. The restructuring charges in the prior year were $5.4 million and related to the termination of employment of certain crew members following the sale of an FSO unit, Karratha Spirit and the termination of the time-charter for the shuttle tanker Basker Spirit.

FPSO Segment

Our floating, production, storage and offloading (or FPSO) segment (which includes our Teekay Petrojarl business unit) includes the FPSO units and other vessels used to service our FPSO contracts. As at December 31, 2012, in addition to the four 100% owned FPSO units and the three FPSO units owned by Teekay Offshore, the FPSO segment had one FPSO unit under construction, scheduled to deliver in the first half of 2014, a 50% interest in one FPSO unit which commenced its charter contract in February 2013 after achieving first oil, and accounted for one FPSO unit which will be acquired in the second quarter of 2013 as a variable interest entity (or VIE). We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our offshore oil platforms, which generally reduce oil production.

The following table presents our FPSO segment’s operating results for 2012 and 2011 and also provides a summary of the calendar-ship-days for our FPSO segment:

	Years Ended December 31
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change
Revenues	581,215	464,810	25.0
Voyage expenses	232	—	100.0
Vessel operating expenses	331,124	242,332	36.6
Depreciation and amortization	135,413	96,915	39.7
General and administrative (1)	68,035	52,854	28.7
Gain on sale of vessels and equipment	—	(4,888)	(100.0)
Bargain purchase gain	—	(68,535)	(100.0)

Income from vessel operations	46,411	146,132	(68.2)

Calendar-Ship-Days
Owned Vessels	3,660	2,982	22.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the FPSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The number of calendar days for our FPSO units for 2012 increased from last year due to our acquisition of the Hummingbird Spirit FPSO unit and the acquisition of Piranema Spirit FPSO unit by Teekay Offshore from Sevan during the fourth quarter of 2011 (or the Sevan Acquisitions). We agreed to acquire from Sevan the Voyageur Spirit upon completion of certain upgrades (which will be acquired in the second quarter of 2013). The Voyageur Spirit has been accounted for as a VIE since the fourth quarter of 2011 and does not have an impact on our calendar days. Please read “Item 18 – Financial Statements: Note 3(a) – Acquisitions – FPSO Units and Investment in Sevan Marine ASA.”

Revenues. Revenues increased to $581.2 million for 2012, from $464.8 million for 2011 primarily due to:

•	an increase of $161.4 million due to the Sevan Acquisitions;

•	an increase of $20.8 million due to revenue recognized on the completion of a front end engineering and design study;

•	an increase of $6.7 million due to the recovery of crew and manning costs. In 2011, these recoveries were reported on a net basis in vessel operating expenses; and

•	an increase of $5.6 million due to increased rates on the Rio das Ostras FPSO unit and Petrojarl Varg FPSO unit in accordance with the annual contractual escalation adjustments;

partially offset by

•	a decrease of $50.1 million due the weather-related incident in December 2011 with the Petrojarl Banff FPSO unit resulting in the unit being off hire during 2012;

•	a decrease of $23.4 million due to a shutdown for Petrojarl Foinaven in mid-August 2012 and lower revenues associated with annual performance targets;

•	a decrease of $3.5 million relating to payments during 2011 to us for services previously rendered to the charterer of the Rio das Ostras FPSO unit;

•	a decrease of $3.5 million due to decreased incentives earned and lower production on the Petrojarl Varg and a planned maintenance shutdown during the second quarter of 2012; and

•	a decrease of $2.0 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner.

Vessel Operating Expenses. Vessel operating expenses increased to $331.1 million for 2012, from $242.3 million for 2011, primarily due to:

•	an increase of $95.5 million due to the Sevan Acquisitions; and

•	an increase of $20.8 million due to costs recognized on the completion of a Front End Engineering and Design study;

•

an increase of $5.1 million due to the recovery of certain crew and manning costs, where the recovery is reported in revenue in 2012. In 2011, these recoveries were reported on a net basis in vessel operating expenses; and

•	an increase of $2.7 million due to higher maintenance costs relating to the Petrojarl Varg during the third quarter of 2012;

partially offset by

•	a decrease of $26.6 million due to the off-hire of the Petrojarl Banff FPSO unit as a result of the December 2011 weather-related incident;

•	a decrease of $4.0 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to 2011;

•

a decrease of $4.8 million due to repairs on the Rio das Ostras FPSO unit while on yard stay and higher consumables and spares during the first quarter of 2011 and lower crew and manning costs relating to its deployment to the field during the second quarter of 2011; and

•	a decrease of $3.3 million due to lower repair and maintenance costs on the Petrojarl I FPSO unit.

Depreciation and Amortization Expense. Depreciation and amortization expense increased to $135.4 million for 2012, from $96.9 million for 2011 primarily due to the Sevan Acquisitions.

Gain on Sale of Vessels and Equipment. Gain on sale of vessels and equipment for 2011 relates to a gain on sale of equipment related to the Tiro and Sidon project.

Bargain purchase gain. In connection with the acquisition of FPSO units by us and Teekay Offshore from Sevan and our 40% equity investment in Sevan, we recognized a final bargain purchase gain on acquisition of $68.5 million. Please read “Item 18. Financial Statements—Note 3a: Acquisition of FPSO Units from and Investment in Sevan Marine ASA.”

Liquefied Gas Segment

Our liquefied gas segment (which includes our Teekay Gas Services business unit) consists of 27 liquefied natural gas (or LNG) (in which Teekay LNG’s interests ranged from 33% to 100%) and five liquefied petroleum gas (or LPG) carriers subject to long-term, fixed-rate time-charter contracts. Teekay LNG’s partial interests in LNG carriers included their 33% interest in the four Angola LNG Carriers, their 40% interest in Teekay Nakilat (III) Corporation, which owns the four RasGas 3 LNG Carriers, their 50% interest in their joint ventures with Exmar NV (or the Excalibur and Excelsior Joint Venture), which own two LNG carriers (or the Excalibur and Excelsior LNG Carriers), their 52% interest in the Teekay LNG-Marubeni Joint Venture, which owns the six MALT LNG Carriers, their 69% interest in the Teekay Tangguh Joint Venture (or Teekay BLT Corporation), which owns the Tangguh Hiri and the Tangguh Sago (or the Tangguh LNG Carriers), their 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers), their 99% interest in the

Arctic Spirit and Polar Spirit LNG carriers (or the Kenai LNG Carriers) and their 99% interest in five LPG/Multigas carriers. The table below only includes 11 LNG carriers and five LPG carriers because it excludes the six MALT LNG Carriers, the four Angola LNG Carriers, the four RasGas 3 LNG Carriers and the Excalibur and Excelsior LNG Carriers, which are all accounted for under the equity method.

The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Year Ended
	December 31
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change
Revenues	286,237	272,041	5.2
Voyage expenses	283	4,862	(94.2)

Net revenues	285,954	267,179	7.0
Vessel operating expenses	45,972	48,158	(4.5)
Depreciation and amortization	69,064	63,641	8.5
General and administrative (1)	21,969	20,586	6.7

Income from vessel operations	148,949	134,794	10.5

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	5,856	5,126	14.2

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas segment based on estimated use of corporate resources. For further discussion, please read “Operating Results – General and Administrative Expenses.”

Our total calendar-ship-days increased by 14.2% for 2012, compared to 2011, primarily as a result of the delivery of two multigas carriers, the Norgas Unikum, on June 15, 2011, and the Norgas Vision, on October 17, 2011, and the delivery of an LPG carrier, the Norgas Camilla, on September 15, 2011 (collectively, the 2011 Gas Carrier Deliveries).

Net Revenues. Net revenues increased to $286.0 million for 2012, from $267.2 million for 2011, primarily due to:

•

an increase of $12.4 million from the Arctic Spirit and Polar Spirit due to the increase in hire rates under new charter contracts signed in April 2011 and less off-hire of the vessels in 2012 compared to 2011;

•	an increase of $9.8 million due to the 2011 Gas Carrier Deliveries;

•

an increase of $1.6 million due to operating expense recovery adjustments under charter provisions and increases in the charter-hire rates for the Tangguh Hiri and Tangguh Sago at the beginning of 2012; and

•	an increase of $0.8 million due to one additional calendar day during 2012;

partially offset by

•	a decrease of $4.2 million due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar in 2012 compared to 2011;

•	a decrease of $1.4 million due to the Hispania Spirit being off-hire for 21 days in the second quarter of 2012 for a scheduled dry docking; and

•	a decrease of $0.5 million related to payments in 2012 and 2011 for delaying the scheduled dry docking if the Galicia Spirit in 2012 and the Catalunya Spirit in 2011.

Vessel Operating Expenses. Vessel operating expenses decreased to $46.0 million for 2012, from $48.2 million for 2011, primarily due to:

•

a decrease of $1.5 million primarily due to the effect on our Euro-denominated crew manning expenses from the weakening of the Euro against the U.S. Dollar during 2012 compared to 2011 (a portion of our vessel operating expenses are denominated in Euros, which is primarily due to the nationality of our crew); and

•	a decrease of $0.9 million due to the cancellation of loss of hire insurance on Tangguh Hiri and Tangguh Sago in the third quarter of 2011 and lower insurance premiums on certain LNG carriers.

Depreciation and Amortization. Depreciation and amortization increased to $69.1 million for 2012, from $63.6 million for 2011, primarily due to:

•	an increase of $3.3 million primarily due to amortization of dry-dock expenditures incurred in 2011 and the first and second quarters of 2012; and

•	an increase of $2.9 million due to the 2011 Gas Carrier Deliveries.

Conventional Tanker Segment

Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).

a) Fixed-Rate Tanker Sub-Segment

Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Gas Services, Teekay Shuttle Offshore and Teekay Tankers Services business units), includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of more than one year. Teekay Tankers also has a 50% interest in a VLCC under construction that is scheduled for delivery in the second quarter of 2013, which will be accounted for under the equity basis. Upon delivery, this vessel will commence operation under a time-charter for a term of five years. Please read “Item 18 – Financial Statements: Note 16(b) – Commitments and Contingencies – Joint Ventures.”

The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change
Revenues	311,957	369,849	(15.7)
Voyage expenses	6,083	4,406	38.1

Net revenues	305,874	365,443	(16.3)
Vessel operating expenses	114,635	123,027	(6.8)
Time-charter hire expense	20,594	33,623	(38.8)
Depreciation and amortization	74,394	84,256	(11.7)
General and administrative (1)	28,526	44,618	(36.1)
Asset impairments	148,457	58,034	155.8
Net loss on sale of vessels and equipment	—	218	(100.0)
Goodwill impairment	—	10,809	(100.0)
Restructuring charges	3,382	16	21,037.5

(Loss) income from vessel operations	(84,114)	10,842	(875.8)

Calendar-Ship-Days
Owned Vessels	11,416	12,199	(6.4)
Chartered-in Vessels	1,201	1,911	(37.1)

Total	12,617	14,110	(10.6)

(1)	includes direct general and administrative expenses and indirect general and administrative expenses allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, decreased in 2012 compared with the same periods last year due to:

•	the transfer of net four Aframax tankers and two Suezmax tankers to the spot-rate tanker sub-segment; and

•	the redeliveries of one Suezmax tanker, one VLCC and one MR product tanker;

partially offset by

•	the addition of a bareboat-in MR product tanker during 2011.

The collective impact from the above noted fleet changes are referred to below as the Net Fleet Reductions.

Net Revenues. Net revenues decreased to $305.9 million for 2012, from $365.4 million for 2011, primarily due to:

•	a decrease of $58.5 million due to the Net Fleet Reductions; and

•	a net decrease of $5.0 million from renewed time-charter out contracts at a lower rates for certain of our Aframax and Suezmax tankers during 2012;

partially offset by

•

a net increase of $1.4 million due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers (however, under the terms of the related capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income);

•	an increase of $1.1 million from interest income earned by our investment in a term loan entered into during 2011;

•	a net increase of $0.9 million due to certain vessels being off-hire during 2012 and 2011; and

•

an increase of $0.5 million relating to crew manning adjustments in the charter-hire rates; the crew manning adjustments increased due to higher crewing costs and the strengthening of the Australian Dollar against the U.S. Dollar compared to 2011.

Vessel Operating Expenses. Vessel operating expenses decreased to $114.6 million for 2012, from $123.0 million for 2011, primarily due to the Net Fleet Reductions and timing of repairs and maintenance costs.

Time-Charter Hire Expense. Time-charter hire expense decreased to $20.6 million for 2012, from $33.6 million for 2011, primarily due to the Net Fleet Reductions.

Depreciation and Amortization. Depreciation and amortization expense decreased to $74.4 million for 2012, from $84.3 million for 2011, primarily due to:

•	a net decrease of $8.8 million due to the Net Fleet Reductions; and

•	a decrease of $2.8 million due to lower net book values for certain vessels in the fixed tanker sub-segment as a result of write-downs taken in 2011;

partially offset by

•

an increase of $1.2 million due to the accelerated amortization of the intangible assets relating to the charter contracts of five Suezmax tankers as we expect the life of these intangible assets will be shorter than originally assumed; and

•	an increase of $0.5 million due to a full year of amortization of dry-dock expenditures incurred in 2011.

Asset Impairments. Asset impairments increased to $148.5 million for 2012, from $58.0 million for 2011. The impairments for 2012 relate to nine vessels. We determined these vessels were impaired and wrote down the carrying values of these vessels to their estimated fair value. The primary factors that caused the write downs were a negative change in the outlook for the crude tanker market, a delay in the expected timing of a recovery of the crude tanker market as well as the expected discrimination impact from more fuel efficient vessels being constructed. Please read Item 18. Financial Statements: Note 18—Vessel Sales and Write-downs— b) Write-downs of Vessels, Equipment and Equity Accounted Investments and also read Item 18. Financial Statements: Note 11(a) Fair Value Measurements.

Goodwill Impairment. Goodwill impairment for 2011 relates to the write-down of goodwill from a previous acquisition. Please read “Item 18 – Financial Statements: Note 6 – Goodwill Impairment Charge and “Critical Accounting Estimates.”

b) Spot Tanker Sub-Segment

Our spot tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Shuttle Offshore and Teekay Tankers Services business units), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment.

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

The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure:

	Year Ended December 31
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change
Revenues	163,438	233,314	(29.9)
Voyage expenses	27,303	69,603	(60.8)

Net revenues	136,135	163,711	(16.8)
Vessel operating expenses	62,929	67,634	(7.0)
Time-charter hire expense	53,156	106,078	(49.9)
Depreciation and amortization	51,923	54,503	(4.7)
General and administrative (1)	30,298	45,199	(33.0)
Asset impairments	256,795	54,069	374.9
Net loss on sale of vessels and equipment	5,863	270	2,071.5
Goodwill impairment	—	25,843	(100.0)
Restructuring charge	3,531	123	2,770.7

Loss from vessel operations	(328,360)	(190,008)	72.8

Calendar-Ship-Days
Owned Vessels	7,759	7,367	5.3
Chartered-in Vessels	3,030	5,555	(45.5)

Total	10,789	12,922	(16.5)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the spot tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our spot tanker fleet (including vessels chartered-in), as measured by calendar-ship-days, decreased in 2012 compared to 2011, primarily due to:

•	the sale of three Aframax tankers in 2012 and one in 2011; and

•	the in-charter redeliveries to their owners of eight Aframax tankers, six Suezmax tankers, two long-range 2 (or LR2) product tankers and one VLCC;

partially offset by

•	the transfer of net four Aframax tankers and two Suezmax tankers from the fixed-rate tanker sub-segment.

The collective impact from the above noted fleet changes are referred to below as the Net Spot Fleet Reductions.

Tanker Market and TCE Rates

Crude tanker spot rates strengthened through the first half of 2012 before declining to historically low levels during the second half of the year. Demand for crude tankers in the first half of the year was driven by crude oil stockpiling ahead of the EU’s sanctions on Iranian oil which took effect July 1, 2012 coupled with high levels of global oil production, particularly from OPEC. The combined effect of crude demand for stockpiling purposes and an increase in long-haul OPEC barrels was a significant increase in crude tanker tonne-mile demand through the first half of 2012.

In the second half of 2012, the situation was reversed with rates in the large crude tanker segments falling to historically low levels during the summer months. This decline in tanker rates was due to much lower levels of tanker demand once oil inventories had been replenished, coupled with reduced OPEC oil production. Tanker rates exhibited a modest rebound to six-month highs in the fourth quarter due to seasonal factors but remained well below the long-term average.

In the product tanker sector, the pattern of earnings was the opposite of the crude tanker sector with a very weak first half of the year giving way to a much stronger second half. LR2 spot rates reached a 3-year high during the fourth quarter of 2012 driven by a combination of increased long-haul naphtha movements into Asia and reduced competition from crude tanker newbuildings on the East-West gasoil trade.

The global tanker fleet grew by a net 17.7 million deadweight tonnes (mdwt), or 3.7 percent, during 2012. A total of 32.4 mdwt of tankers delivered into the fleet, down from 40.2 mdwt in 2011, while scrapping and removals increased slightly to 14.7 mdwt from 14.0 mdwt in 2011. Looking ahead to 2013, we estimate that tanker deliveries will total approximately 30 mdwt while scrapping is forecast to total approximately 13 mdwt. As a result, we estimate net tanker fleet growth of approximately 17 mdwt, or 3.5%, in 2013, the lowest level of tanker fleet growth in percentage terms since 2003. Fleet growth during 2013 is expected to be weighted towards the Very Large Crude Carrier (or VLCC) and Suezmax sectors with negligible or declining growth in the Aframax and LR2 sectors.

Global oil demand is expected to grow by 0.9 million barrels per day (mb/d) during 2013 according to the average of forecasts from the International Energy Agency, Energy Information Administration and Organization of Petroleum Exporting Countries (or OPEC). This represents the same level of oil demand growth as in 2012, with the non-OECD countries, and China in particular, accounting for the majority of the growth. However, the “call on OPEC” crude is expected to decline by approximately 0.4 mb/d during 2013, which could result in lower tonne-mile demand for crude tankers compared to 2012.

	Year Ended
	December 31, 2012			December 31, 2011			December 31, 2010
	Net		TCE	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days		$($000’s)	Days	$
Spot Fleet(1)
Suezmax Tankers	72,223	3,785	19,084	64,529	4,387	14,709	116,986	4,983	23,477
Aframax Tankers	56,345	4,847	11,625	76,606	6,332	12,098	110,437	7,006	15,763
Large/Medium Product Tankers/VLCC	16,908	1,327	12,742	23,486	1,832	12,820	26,020	1,768	14,717
Other(2)	(9,341)	—	—	(850)	—	—	(4,390)	—	—

Totals	136,135	9,959	13,681	163,771	12,551	13,048	249,053	13,757	18,104

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment less than one year.
(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the write-off of doubtful debts and the cost of fuel while offhire.

Average spot tanker TCE rates increased marginally in 2012 compared to 2011. The TCE rates generally reflect continued weak global oil demand caused by the global economic slowdown. Partially in response to this global economic slowdown, we reduced our exposure to the spot tanker market through the sale of certain vessels that were trading on the spot market, entered into fixed-rate time charters for certain tankers that were previously trading in the spot market, and re-delivered in-chartered vessels. This shift away from our spot tanker employment to fixed-rate employment provided increased cash flow stability through a volatile spot tanker market.

Net Revenues. Net revenues decreased to $136.1 million for 2012, from $163.7 million for 2011, primarily due to:

•	a net decrease of $35.2 million due to the Net Spot Fleet Reductions and lay-up of two vessels since March 2012;

partially offset by

•	an increases of $7.6 million from increase in our average spot tanker TCE rates, predominantly from our Suezmax tankers.

Vessel Operating Expenses. Vessel operating expenses decreased to $62.9 million for 2012, from $67.6 million for 2011 primarily due to the Net Spot Fleet Reductions.

Time-Charter Hire Expense. Time-charter hire expense decreased to $53.2 million for 2012, from $106.1 million for 2011, primarily due to the Net Spot Fleet Reductions and redeliveries of previously chartered-in vessels upon expiration of their in-charter contracts.

Depreciation and Amortization. Depreciation and amortization expense decreased to $51.9 million for 2012, from $54.5 million for 2011, primarily due to the Net Fleet Reductions.

Asset Impairments. Asset impairments increased to $256.8 million for 2012, from $54.1 million for 2011. The impairments for 2012 relate to nine vessels. We determined these vessels were impaired and wrote down the carrying values of these vessels to their estimated fair value. The primary factors that caused the write downs were a negative change in the outlook for the crude tanker market, a delay in the expected timing of a recovery of the crude tanker market as well as the expected discrimination impact from more fuel efficient vessels being constructed. “Please read Item 18. Financial Statements: Note 18—Vessel Sales and Write-downs— b) Write-downs of Vessels, Equipment and Equity Accounted Investments and also read Item 18. Financial Statements: Note 11(a) Fair Value Measurements.”

Net Loss on Sale of Vessels and Equipment. Loss on sale of vessels and equipment relates to the sale of three Aframaxes during 2012. Please read “Item 18 – Financial Statements: Note 18(a) Vessel Sales.”

Goodwill Impairment. Goodwill impairment for 2011, relates to the write-down of goodwill from a previous acquisition. Please read “Item 18 – Financial Statements: Note 6 – Goodwill Impairment Charge and “Critical Accounting Estimates.”

Restructuring Charges. Restructuring charges for 2012, primarily relate to costs incurred in association with the reorganization of our marine operations. Please read “Item 18 – Financial Statements: Note 20 – Restructuring Charges.”

Other Operating Results

The following table compares our other operating results for 2012 and 2011:

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2012	2011	% Change
General and administrative	(202,967)	(223,616)	(9.2)
Interest expense	(167,615)	(137,604)	21.8
Interest income	6,159	10,078	(38.9)
Realized and unrealized losses on non-designated derivative instruments	(80,352)	(342,722)	(76.6)
Equity income (loss) from joint ventures	79,211	(35,309)	(324.3)
Foreign exchange (loss) gain	(12,898)	12,654	(201.9)
Other income	366	12,360	(97.0)
Income tax recovery (expense)	14,406	(4,290)	(435.8)

General and Administrative. General and administrative expenses were $203.0 million in 2012, compared to $223.6 million in 2011, primarily due to:

•	a decrease of $11.5 million in salaries and benefits, primarily due to a one-time pension expense in 2011 related to the retirement of our former President and Chief Executive Officer;

•

a decrease of $7.0 million in equity-based compensation for management, primarily due to the accelerated timing of accounting recognition of certain stock awards as a result of certain management employees meeting retirement eligibility criteria in 2011;

•	a decrease of $5.7 million in 2012, from increased pool commissions and cost recoveries from management fees; and

•	a decrease of $5.3 million in 2012, in travel-related and other personnel expenses from restructuring initiatives;

partially offset by

•	an increase of $8.8 million as a result of the Sevan Acquisitions.

During 2012, we commenced the reorganization of our marine operations to create greater alignment with our business units and our three publicly-listed subsidiaries. We expect to incur approximately $12 million in total of one-time restructuring charges associated with this reorganization and realize annual cost savings of approximately $15 million commencing in the fourth quarter of 2012. A majority of the reorganization has been completed in 2012; however, certain portions will not be completed until the first half of 2013. Please read “Item 18 – Financial Statements: Note 20 Restructuring Charges.”

Interest Expense. Interest expense increased to $167.6 million in 2012, compared to $137.6 million in 2012, primarily due to:

•	an increase of $15.1 million from the issuances of the NOK senior unsecured bonds in January, May and October 2012;

•	an increase of $5.6 million due to the acquisition of the Hummingbird Spirit FPSO unit in November 2011 and the associated debt facility;

•	an increase of $4.3 million due to increased loan and bond cost amortization in 2012;

•	an increase of $4.1 million related to the new $130 million debt facility secured by the Piranema Spirit FPSO unit in February 2012;

•	an increase of $4.4 million as a result of higher average outstanding debt balances;

•	an increase of $3.1 million as a result of higher margins on the refinancing of a debt facility; and

•	an increase of $2.3 million due to an increase in our borrowings upon our acquisitions of three LPG/multigas vessels during the second, third and fourth quarters of 2011;

partially offset by

•

a decrease of $5.1 million due to the termination of the Madrid Spirit LNG carrier capital lease in the fourth quarter of 2011. The Madrid Spirit was financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash; and

•	a decrease of $4.0 million due to lower EURIBOR related to Euro-denominated debt.

Interest Income. Interest income decreased to $6.2 million in 2012 from $10.1 million in 2011, primarily due to the repayment of the capital lease on one LNG carrier, the Madrid Spirit, during the fourth quarter of 2011, which was funded from restricted cash, partially offset by a higher principal balance in restricted cash deposits compared to prior year.

Realized and unrealized losses on non-designated derivative instruments. Realized and unrealized losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of loss. Net realized and unrealized losses on non-designated derivatives were $80.4 million for 2012, compared to $342.7 million for 2011, as detailed in the table below:

	Year Ended December 31
(in thousands of U.S. Dollars)	2012	2011
Realized (losses) gains relating to:
Interest rate swap agreements	(123,277)	(132,931)
Interest rate swap agreement amendments	—	(149,666)
Foreign currency forward contracts	1,155	9,965
Forward freight agreements and bunker fuel swap contracts	—	36
Foinaven embedded derivative	11,452	—

	(110,670)	(272,596)

Unrealized gains (losses) relating to:
Interest rate swap agreements	26,770	(58,405)
Foreign currency forward contracts	6,933	(11,399)
Foinaven embedded derivative	(3,385)	(322)

	30,318	(70,126)

Total realized and unrealized losses on derivative instruments	(80,352)	(342,722)

The realized losses relate to amounts we actually realized or paid to settle such derivative instruments and interest rate swap agreement amendments. The unrealized losses on interest rate swaps for 2012 and 2011 were primarily due to changes in the forward interest swap rates.

During 2012 and 2011, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.9 billion in both periods, with average fixed rates of approximately 3.9% and 3.8%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $123.3 million and $132.9 million, during 2012 and 2011 under the interest rate swap agreements. We also incurred realized losses of $149.7 million during 2011, for amending the terms of five interest rate swaps to reduce the weighted-average fixed interest rate from 5.1% to 2.5% and the termination of a swap.

Primarily as a result of significant changes in long-term benchmark interest rates during 2012 and 2011, we recognized unrealized gains and (losses) of $30.3 million and $(70.1) million, respectively. Please read “Item 18. Financial Statements: Note 15—Derivative Instruments and Hedging Activities.”

Equity Income (Loss). Our equity income increased to $79.2 million in 2012 compared to a loss of $35.3 million in 2011, primarily due to:

•	an increase of $40.2 million due to the acquisition of a 52% ownership interest in the six MALT LNG carriers in February 2012;

•	an increase of $41.8 million related to the Angola LNG Project;

•	an increase of $17.5 million due to the equity loss and write-down of our investment in Petrotrans Holdings Ltd., a 50% joint venture in the prior year;

•	an increase of $10.8 million due to the sale of our interest in the Ikdam FPSO unit; and

•	an increase of $5.0 million related to the Exmar and RasGas 3 joint ventures.

For 2012, equity income includes $5.3 million which relates to our share of unrealized gains on interest rate swaps, compared to unrealized losses on interest rate swaps of $(35.3) million included in equity income (loss) for the same period last year.

Foreign Exchange Gain (Loss). Foreign currency exchange losses were $12.9 million in 2012 compared to foreign currency exchange gains of $12.7 million in 2011. Our foreign currency exchange gains (losses), substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our Norwegian Kroner-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized gains (losses) on our cross currency swaps. Losses on Norwegian Kroner-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on Norwegian Kroner-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For 2012, foreign currency exchange gains include realized gains of $3.6 million (2011—$2.9 million) and unrealized gains of $10.7 million (2011—unrealized loss of $(1.6) million) on our cross currency swap and unrealized losses of $17.7 million (2011—gains of $2.6 million) on the revaluation of our NOK-denominated debt. For 2012, foreign currency exchange (losses) gains include the revaluation of our Euro-denominated restricted cash, debt and capital leases of ($4.7) million as compared to $10.5 million for 2011.

Income Tax (Expense) Recovery. Income tax recovery was $14.4 million in 2012 and compared to income tax expense of $4.3 million in 2011. The increase in the income tax recovery was primarily due to (i) a new Norwegian tax structure established in the fourth quarter of 2012 which resulted in a deferred tax recovery for the Norwegian tax group by being able to utilize past losses carried forward against future projected income, and (ii) a reversal of uncertain tax position accruals during 2012.

Year Ended December 31, 2011 versus Year Ended December 31, 2010

Shuttle Tanker and FSO Segment

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2011	2010	% Change
Revenues	613,768	622,195	(1.4)
Voyage expenses	97,743	111,003	(11.9)

Net revenues	516,025	511,192	0.9
Vessel operating expenses	196,536	182,614	7.6
Time-charter hire expense	74,478	89,768	(17.0)
Depreciation and amortization	129,293	127,438	1.5
General and administrative (1)	60,359	51,281	17.7
Asset impairments and net loss on sale of vessels and equipment	43,356	19,480	122.6
Restructuring charges	5,351	704	660.1

Income from vessel operations	6,652	39,907	(83.3)

Calendar-Ship-Days
Owned Vessels	12,114	11,221	16.3
Chartered-in Vessels	2,007	2,626	(23.6)

Total	14,121	13,847	8.8

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in), as measured by calendar-ship-days, increased during 2011 compared to 2010, primarily due to an increase in owned shuttle tankers with the delivery of four newbuilding shuttle tankers, being the Amundsen Spirit and the Nansen Spirit (together, the 2010 Newbuilding Shuttle Tanker Acquisitions), and the Peary Spirit and the Scott Spirit (together, the 2011 Newbuilding Shuttle Tanker Acquisitions) in July 2010, October 2010, May 2011 and July 2011, respectively. This increase in shuttle tankers was partially offset by the sale of the Karratha Spirit FSO unit in March 2011.

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

partially offset by

•	a decrease of $8.8 million for 2011 related to the sale of the Karratha Spirit in March 2011;

•	a decrease of $3.5 million relating to the layup of one of our vessels in July 2011 as it awaits suitable projects;

•	a decrease of $1.1 million for 2011 relating to the settlement of a claim with a customer in 2010; and

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

FPSO Segment

The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2011	2010	% Change
Revenues	464,810	463,931	0.2
Vessel operating expenses	242,332	209,283	15.8
Depreciation and amortization	96,915	95,784	1.2
General and administrative (1)	52,854	42,714	23.7
Gain on sale of vessels and equipment	(4,888)	—	(100.0)
Bargain purchase gain	(68,535)	—	(100.0)

Income from vessel operations	146,132	116,150	16.9

Calendar-Ship-Days
Owned Vessels	2,982	2,920	2.1

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

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

Bargain purchase gain. As part of the acquisition of FPSO units by us and Teekay Offshore from Sevan and our 40% equity investment in Sevan, we recognized a bargain purchase gain on acquisition of $68.5 million. Please read “Item 18. Financial Statements—Note 3: Acquisition of FPSO Units from and investment in Sevan Marine ASA.”

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

Asset Impairments and Net loss on Sale of Vessels and Equipment. Asset impairments and net loss on sale of vessels and equipment were $58.3 million for 2011. The impairments relate to three vessels built in 2000, 2004 and 2005. We determined these vessels were impaired and wrote down the carrying values of these vessels to their estimated fair value, which is either the estimated sales price of the vessel or the estimated scrap value. We identified the following indicators of impairment related to these vessels: a change in the operating plans for certain vessels, escalating dry dock costs, a continued decline in the fair market value of vessels, and a general decline in the future outlook for shipping and the global economy combined with delayed optimism on when the recovery may occur. Please read “Item 18. Financial Statements: Note 18(b) Write-downs and Note 11(a) Fair Value Measurements.”

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

Other Operating Results

The following table compares our other operating results for 2011 and 2010.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2011	2010	% Change
General and administrative	(223,616)	(193,743)	15.4
Interest expense	(137,604)	(136,107)	1.1
Interest income	10,078	12,999	(22.5)
Realized and unrealized losses on non-designated derivative instruments	(342,722)	(299,598)	14.4
Equity loss	(35,309)	(11,257)	213.7
Foreign exchange gain	12,654	31,983	(60.4)
Loss on notes repurchase	—	(12,645)	(100.0)
Other income	12,360	7,527	64.2
Income tax (expense) recovery	(4,290)	6,340	(167.7)

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

Interest Expense. Interest expense increased to $137.6 million for 2011, from $136.1 million for 2010, primarily due to an increase in average debt balance from $4.4 billion in 2010 to $4.9 billion in 2011; and

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

Realized and Unrealized Losses on Non-designated Derivative Instruments. Realized and unrealized losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of loss. The realized (losses) gains relate to the amounts we actually received or paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments. Net realized and unrealized losses on non-designated derivatives were $342.7 million for 2011, compared to net realized and unrealized losses on non-designated derivatives of $299.6 million for 2010, as detailed in the table below:

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

During 2011 and 2010, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.9 billion and $3.6 billion, respectively, with average fixed rates of approximately 3.8% and 4.5%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.1% and, as such, we incurred realized losses of $132.9 million and $154.1 million, respectively, during 2011 and 2010 under the interest rate swap agreements. We incurred realized losses of $149.7 million and $nil, respectively, during 2011 and 2010 for amending the terms of five interest rate swaps to reduce the weighted average fixed interest rate from 5.1% to 2.5%, and for the termination of two interest rate swaps.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions by us or our subsidiaries. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, scheduled repayments of long-term debt, as well as funding our working capital requirements. As at December 31, 2012, our total cash and cash equivalents totaled $ 639.5 million, compared to $ 692.1 million as at December 31, 2011. As at December 31, 2012 and December 31, 2011, our total liquidity, including cash and undrawn credit facilities, was $1.9 billion and $1.5 billion, respectively.

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

As at December 31, 2012, we had $797.4 million of scheduled debt repayments coming due within the next twelve months. In addition, as at December 31, 2012, we had $70.3 million current lease obligation for five Suezmax tankers, under which the owner has the option to require us to purchase the vessels and under the charter contracts, the owner also has cancellation rights. For three of the five Suezmax tankers, the cancellation options are first exercisable in August 2013, November 2013 and April 2014, respectively. While we have not received notification of termination, we expect the charterer to exercise these options and the vessels to be sold by the owner to a third party. Therefore, we have classified the outstanding obligations under these leases as due in 2013 for purposes of our disclosures. Upon sale of the vessels, we will not be required to repay the capital lease obligations as the vessels under capital leases will be returned to the owner and the capital lease obligations will be concurrently extinguished.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and publicly traded debt instruments and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $386 million, which mostly relates to our 2013 capital expenditure commitments. We are currently in the process of obtaining additional debt financing for our remaining capital commitments of $0.9 billion relating to our portion of newbuildings on order as at December 31, 2012.

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

As at December 31, 2012, our revolving credit facilities provided for borrowings of up to $2.8 billion, of which $1.2 billion was undrawn. The amount available under these revolving credit facilities reduces by $740.8 million (2013), $741.3 million (2014), $226.4 million (2015), $346.4 million (2016), $463.0 million (2017) and $321.0 million (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 58 of our vessels, together with other related security, and are guaranteed by us or our subsidiaries.

Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 39 of our vessels, together with other related security, and are generally guaranteed by us or our subsidiaries.

Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and certain loan agreements require the maintenance of market value to loan ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at December 31, 2012, this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, or 5% to 7.5% of total debt. As at December 31, 2012, this amount was $319.1 million. We were in compliance with all of our loan covenants at December 31, 2012.

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

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read “Item 11 – Quantitative and Qualitative Disclosures About Market Risk. “

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2012	2011	2010
Net operating cash flows	288,936	107,193	411,750
Net financing cash flows	299,671	976,645	358,702
Net investing cash flows	(641,243)	(1,171,459)	(413,214)

Operating Cash Flows

Our net cash flow from operating activities fluctuates primarily as a result of changes in tanker utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of an increase in tanker supply and the reduction in global oil demand that was caused by a slow-down in global economic activity that began in late 2008.

Net cash flow from operating activities increased to $288.9 million for the year ended December 31, 2012, from $107.2 million for the year ended December 31, 2011. This increase was primarily due to a $63.9 million net increase in income from vessel operations before depreciation, amortization, asset impairments, net loss (gain) on sale of vessels and equipment, bargain purchase gain and the amortization of in-process revenue contracts of our four reportable segments. In addition, there was a $125.4 million decrease in interest expense (including interest income and realized losses on interest rate swaps) in the year ended December 31, 2012 compared to the same period in 2011. Of the $125.4 million decrease in interest expense, $149.7 million was paid in the year ended December 31, 2011 to the counterparties of five interest rate swap agreements with notional amounts totaling $665.1 million in consideration for amending the terms of such agreements to reduce the weighted average fixed interest rate from 5.1% to 2.5%, and the termination of a swap. There was a decrease of $20.6 million on expenditures for dry docking in the year ended December 31, 2012 compared to the same period in 2011, which also contributed to the increase in cash flows from operating activities.

Net cash flow from operating activities in 2011 decreased to $107.2 million from $411.8 million for 2010. This decrease was primarily due to a $114.2 million net decrease in (loss) income from vessel operations before depreciation, amortization, asset impairments, net loss (gain) on sale of vessels and equipment, bargain purchase gain and the amortization of in-process revenue contracts of our four reportable segments. In addition, there was a $129.8 million decrease in the change in operating assets and liabilities in 2011 compared to 2010, and a $132.9 million increase in interest expense (including interest income and realized losses on interest rate swaps). The $129.8 million decrease in the change in operating assets and liabilities in 2011 compared to 2010 was primarily the result of an increase in accounts receivable due to increased activity in our conventional tanker pools, a decrease in accrued interest and a decrease in deferred revenues. Of the $132.9 million increase in interest expense, $92.7 million was paid to the counterparties of five interest rate swap agreements with notional amounts totaling $665.1 million in consideration for amending the terms of such agreements to reduce the weighted average fixed interest rate from 5.1% to 2.5%. The amount paid has been reflected as a reduction in the outstanding liability of the interest rate swaps, which are accounted for at fair value. These factors resulting in decreases to cash flows from operating activities were partially offset by a $15.5 million increase in dividends received from our joint ventures and a $20.2 million increase from realized gains on foreign currency forward contracts, bunker fuel swap contracts and forward freight agreements in 2011 compared to 2010.

For further discussion of our four reportable segments, please read “Results of Operations.”

Financing Cash Flows

We have three publicly-traded subsidiaries, Teekay LNG, Teekay Offshore and Teekay Tankers (collectively, the Daughter Companies), in which we have less than 100% ownership interests. It is our intention that the Daughter Companies hold most of our liquefied gas transportation assets (Teekay LNG), our offshore assets, including shuttle tankers, FPSO units and FSO units (Teekay Offshore), and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these lines of businesses to the Daughter Companies. Historically, the Daughter Companies have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies typically finance acquisitions, including acquisitions of assets from Teekay Corporation, with a combination of debt and new equity from public or private investors or the assumption of debt related to acquired vessels. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $496.2 million in the year ended December 31, 2012, compared to $631.1 million in 2011, and $645.6 million in 2010. As the size of the Daughter Companies have grown through acquisitions, whether from Teekay or otherwise, the amount of the operating cash flows generally have increased, which has resulted in larger aggregate distributions. Consequently, distributions from the Daughter Companies to non-controlling interests have increased to $246.6 million in 2012 from $201.9 million in 2011, and from $159.8 million in 2010.

We use our revolving credit facilities to finance capital expenditures. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, was $347.1 million in the year ended December 31, 2012, and $1,223.0 million in 2011 and $218.7 million in 2010. The net proceeds from the issuance of long-term debt in 2011 was higher as a result of capital expenditures incurred on our newbuilding projects and our acquisition of FPSO units from Sevan.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $266.2 million in the year ended December 31, 2012, compared to $449.6 million in 2011 and $210.0 million in 2010.

In October 2010, Teekay announced a $200 million share repurchase program. During 2012, we repurchased no shares of our common stock. During 2011, we repurchased 3.9 million shares of our common stock for $122.2 million at an average cost of $31.15 per share, pursuant to the share repurchase program. During 2010, we repurchased 1.2 million shares of our common stock for $40.1 million, at an average cost of $32.40 per share, pursuant to the share repurchase program. As at December 31, 2012, the total remaining amount under the share repurchase authorization was $37.7 million.

Dividends paid during the year ended December 31, 2012 were $83.3 million, compared to $93.5 million in 2011 and $92.7 million in 2010, or $1.265 per share. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend on our common stock. We have paid a quarterly dividend since 1995.

Investing Cash Flows

During 2012, we incurred capital expenditures for vessels and equipment of $523.6 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers and the installment payments and conversion costs of our FPSO units under construction or conversion. In November 2012, we prepaid $92.3 million of the Voyageur Spirit purchase price. We received aggregate net proceeds of $250.8 million from the sale of the Tiro and Sidon FPSO project to the 50% joint venture with Odebrecht, sale of three conventional tankers, sale of two shuttle tankers and the sale of a joint venture. In addition, we invested $183.6 million in our equity accounted investees, mainly related to the Teekay LNG-Marubeni Joint Venture (including working capital contribution and acquisition costs), and advanced $117.2 million to our equity accounted investees.

During 2011, we incurred capital expenditures for vessels and equipment of $755.0 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers and the installment payments and conversion costs of our FPSO units under construction/conversion. In addition, we: invested $70.0 million in a term loan that bears interest at an interest rate of 9% per annum and has a fixed term of three years, repayable in full on maturity and is collateralized by a first priority mortgage on a 2011-built VLCC; received net proceeds of $33.4 million from the sale of a 1988-built FSO unit, the sale of a 1993-built Aframax tanker and the sale of equipment related to the Tiro and Sidon FPSO project; and invested $322.5 million to acquire FPSO units from Sevan and made a 40% equity investment in a recapitalized Sevan.

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

COMMITMENTS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at December 31, 2012:

			2014	2016
			and	and	Beyond
	Total	2013	2015	2017	2017
	In millions of U.S. Dollars
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	4,751.1	744.8	1,492.3	1,053.2	1,460.8
Chartered-in vessels (operating leases)	153.8	84.4	50.8	18.2	0.4
Commitments under capital leases (2)	190.5	80.8	43.8	38.6	27.3
Commitments under capital leases (3)	977.1	24.0	48.0	48.0	857.1
Commitments under operating leases (4)	402.8	24.8	49.6	49.5	278.9
Newbuilding installments/conversion (5)(6)	1,096.5	406.6	419.7	270.2	—
Purchase obligation (7)	79.5	79.5	—	—	—
Asset retirement obligation	24.7	—	—	—	24.7

Total U.S. Dollar-Denominated Obligations	7,676.0	1,444.9	2,104.2	1,477.7	2,649.2

Euro-Denominated Obligations: (8)
Long-term debt (9)	341.4	14.8	32.8	37.8	256.0

Total Euro-Denominated Obligations	341.4	14.8	32.8	37.8	256.0

Norwegian Kroner-Denominated Obligations: (8)
Long-term debt (10)	467.2	38.0	125.8	303.4	—

Total Norwegian Kroner-Denominated Obligations	467.2	38.0	125.8	303.4	—

Total	8,484.6	1,497.7	2,262.8	1,818.9	2,905.2

(1)	Excludes expected interest payments of $111.7 million (2013), $165.4 million (2014 and 2015), $130.5 million (2016 and 2017) and $119.4 million (beyond 2017). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at December 31, 2012, plus margins on debt that has been drawn that ranges up to 4.25% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge on certain of our floating-rate debt. In November 2011, we agreed to acquire the Voyageur Spirit upon completion of its upgrade. The Voyageur Spirit has been determined to be a VIE and we have been determined to be the primary beneficiary. As a result, we have consolidated the Voyageur Spirit, including its existing U.S. Dollar-denominated term loan outstanding, which totalled $230.4 million as at December 31, 2012.

(2)	Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the period when cancellation options are first exercisable. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 18 – Financial Statements: Note 9 – Capital Lease Obligations and Restricted Cash.”
(3)	Existing restricted cash deposits of $475.5 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.
(4)	We have corresponding leases whereby we are the lessor. We expect to receive approximately $361.4 million for these leases from 2013 to 2029. Please read “Item 18 – Financial Statements: Note 9 – Capital Lease Obligations and Restricted Cash.”
(5)	Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs for four shuttle tankers, two LNG carriers, one FPSO unit. Please read “Financial Statements: Note 16 (a) – Commitments and Contingencies – Vessels Under Construction.”
(6)	We have a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at December 31, 2012, the remaining commitments on this vessel, excluding capitalized interest and other miscellaneous construction costs, totaled $53.9 million, of which our share is $27.0 million. Please read “Financial Statements: Note 16 (b) – Commitments and Contingencies – Joint Ventures.”
(7)	Represents remaining cost to upgrade and acquire the Voyageur Spirit (net of assumed debt of $230 million) as of December 31, 2012, and the total purchase price of approximately $55 million to acquire a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS. Please read “Financial Statements: Note 16 (c) – Commitments and Contingencies – Purchase Obligation.” In February 2013, we acquired a 50% ownership in Exmar LPG BVBA for approximately $134 million, which is not included in the above table. Please read “Item 18 – Financial Statements: Note 25 (b) – Subsequent Events.”
(8)	Euro-denominated and Norwegian-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2012.
(9)	Excludes expected interest payments of $5.5 million (2013), $10.2 million (2014 and 2015), $9.1 million (2016 and 2017) and $4.9 million (beyond 2017). Expected interest payments are based on EURIBOR at December 31, 2012, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2012. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.
(10)	Excludes expected interest payments of $23.8 million (2013), $34.3 million (2014 and 2015), $20.8 million (2016 and 2017) and $nil (beyond 2017). Expected interest payments are based on NIBOR at December 31, 2012, plus a margin between 4.75% to 5.75%, as well as the prevailing U.S. Dollar/Norwegian Kroner exchange rate as of December 31, 2012. The expected interest payments and principal repayments do not reflect the effect of the related cross currency swap that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our Norwegian Kroner-denominated long-term debt. The table excludes the NOK bonds issued and repurchased that occurred subsequent to December 31, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Our equity accounted investments are described in “Item 18 – Financial Statements: Note 23 – Equity Accounted Investments.”

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

Revenue Recognition

Description. We recognize voyage revenue using the percentage of completion method. Under such method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. This means voyage revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for the next voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.

Judgments and Uncertainties. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages and voyages servicing contracts of affreightment, with an exception for our shuttle tankers servicing contracts of affreightment with offshore oil fields. In this case a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. However, we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

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

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

The following table presents by segment the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2012. Specifically, the table below reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely that an impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels employed on single-voyage, or “spot” charters, as well as those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment. The table is disaggregated for vessels which have estimated future undiscounted cash flows that are marginally or significantly greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values would not necessarily represent vessels that would likely be impaired in the next 12 months. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimate of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of the existing charter, charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract. The recognition of an impairment in the future may be more likely for those vessels that have estimated future undiscounted cash only marginally greater than their respective carrying value.

(in thousands of U.S. dollars, except number of vessels) Reportable Segment	Number of Vessels	Market Values (1) $	Carrying Values $
Shuttle Tanker – marginally greater	5	102,800	185,517
Shuttle Tanker – significantly greater	2	40,000	57,720
FSO Segment – significantly greater	2	13,000	20,977
Conventional Tanker Segment – marginally greater	5	102,000	154,447
Conventional Tanker Segment – significantly greater	22	767,500	1,107,203

(1)	Market values are based on second-hand market comparable values or using a depreciated replacement cost approach. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values for our shuttle tankers and FSO units may involve considerable judgment, given the illiquidity of the second-hand market for these types of vessels. The estimated market values for the FSO units in the table above were based on second-hand market comparables for similar vessels. Given the advanced age of these vessels, the estimated market values substantially reflect the price of steel and amount of steel in the vessel. The estimated market values for the shuttle tankers were based on second-hand market comparable values for conventional tankers of similar age and size, adjusted for shuttle tanker specific functionality.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 20 to 25 years for conventional tankers and shuttle tankers, 20 to 25 years for FPSO units, and 30 years for LPG carriers and 35 years for LNG carriers, commencing at the date the vessel was originally delivered from the shipyard. FSO units are depreciated over the term of the contract. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

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

Judgments and Uncertainties. Amortization of capitalized dry dock expenditures requires us to estimate the period of the next dry docking and useful life of dry dock expenditures. While we typically dry dock each vessel every two and a half to five years and have a shipping society classification intermediate survey performed on our LNG and LPG carriers between the second and third year of the five-year dry docking period, we may dry dock the vessels at an earlier date, with a shorter life resulting in an increase in the depreciation.

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

As of December 31, 2012, we had two reporting units with goodwill attributable to them. As of the date of this Annual Report, we do not believe that there is a reasonable possibility that the goodwill attributable to our two remaining reporting units with goodwill attributable to them might be impaired within the next year as described below.

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

Valuation of Derivative Financial Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of loss. Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income (loss) and are reclassified to earnings in the consolidated statement of loss when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If we determine that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

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

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Item 18. Financial Statements: Note 15—Derivative Instruments and Hedging Activities” for the effects on the change in fair value of our derivative instruments on our consolidated statements of loss.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2012 are listed below:

Name	Age	Position
C. Sean Day	63	Director and Chair of the Board
Peter Evensen	54	Director, President and Chief Executive Officer
Axel Karlshoej	72	Director and Chair Emeritus
Dr. Ian D. Blackburne	67	Director
William B. Berry	60	Director
Peter S. Janson	65	Director
Thomas Kuo-Yuen Hsu	66	Director
Eileen A. Mercier	65	Director
Bjorn Moller	55	Director
Tore I. Sandvold	65	Director
Arthur Bensler	55	Executive Vice President, Secretary and General Counsel
Bruce Chan	40	President, Teekay Tanker Services, a division of Teekay
David Glendinning	59	President, Teekay Gas Services, a division of Teekay
Kenneth Hvid	44	Executive Vice President and Chief Strategy Officer
Vincent Lok	44	Executive Vice President and Chief Financial Officer
Peter Lytzen	55	President, Teekay Petrojarl AS, a subsidiary of Teekay
Ingvild Saether	44	President, Teekay Shuttle and Offshore, a division of Teekay
Lois Nahirney	49	Executive Vice President, Corporate Resources
Geir Sekkesaeter	51	Senior Vice President, Teekay Marine Management(1)

(1)	Until March 31, 2013

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as a director of Teekay Corporation since 1998 and as Chairman since 1999. Mr. Day also serves as Chairman of the general partner of Teekay LNG Partners L.P., Chairman of the general partner of Teekay Offshore Partners L.P. and Chairman of Teekay Tankers Ltd. From 1989 to 1999 he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to that, Mr. Day held a number of senior management positions in the shipping and finance industries. He currently serves as a director of Kirby Corporation and is Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Resolute Investments, Ltd., Teekay Corporation’s largest shareholder, to oversee its investments, including that in the Teekay group of companies.

Peter Evensen joined Teekay Corporation in 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Financial Officer in 2004 and was appointed Executive Vice President and Chief Strategy Officer in 2006. In April, 2011, he became President and Chief Executive Officer and a director of Teekay Corporation. Mr. Evensen also serves as Chief Executive Officer and Chief

Financial Officer and a director of the general partner of Teekay LNG Partners L.P. , Chief Executive Officer and Chief Financial Officer and a director of the general partner of Teekay Offshore Partners L.P. and as a director of Teekay Tankers Ltd. Mr. Evensen has over 25 years of experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo, Norway.

Axel Karlshoej has served as a director of Teekay Corporation since 1989, was Chairman from 1994 to 1999, and has been Chairman Emeritus since stepping down as Chairman. Mr. Karlshoej is President and serves on the compensation committee of the board of directors of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of the late J. Torben Karlshoej.

Dr. Ian D. Blackburne has served as a director of Teekay Corporation since 2000. Dr. Blackburne has over 25 years of experience in petroleum refining and marketing, and in 2000 he retired as Managing Director and Chief Executive Officer of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is a former Chairman of CSR Limited, and is currently serving as Chairman of Aristocrat Leisure Limited, a director of Suncorp-Metway Ltd. and a director of Symbion Health Limited (formerly Mayne Group Limited), both Australian public companies in the diversified industrial and financial sectors. Dr. Blackburne was also previously the Chairman of the Australian Nuclear Science and Technology Organization.

William B. Berry has served as a director of Teekay Corporation since June, 2011,. Mr. Berry held various positions with ConocoPhillips and its predecessors from 1976 until his retirement in 2008, including the position of Executive Vice President of Exploration and Production, Worldwide from 2002 to 2005 and Executive Vice President, Exploration and Production, Europe, Asia, Africa and Middle East from 2005 to 2008. Mr. Berry serves on the boards of directors of Nexen Inc. and Willbros Group, Inc., and serves as an Honorary Consulate to the Embassy of the Republic of Kazakhstan.

Peter S. Janson has served as a director of Teekay Corporation since 2005. From 1999 to 2002, Mr. Janson was the Chief Executive Officer of Amec Inc. (formerly Agra Inc.), a publicly traded engineering and construction company. From 1986 to 1994, he served as the President and Chief Executive Officer of Canadian operations for Asea Brown Boveri Inc., a company for which he also served as Chief Executive Officer for U.S. operations from 1996 to 1999. Mr. Janson has also served as a member of the Business Round Table in the United States, and served as a member of the National Advisory Board on Sciences and Technology in Canada.

Thomas Kuo-Yuen Hsu has served as a director of Teekay Corporation since 1993. He is presently a director of CNC Industries, an affiliate of the Expedo Group of Companies that manages a fleet of six vessels of 70,000 dwt. Mr. Hsu has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988.

Eileen A. Mercier has served as a director of Teekay Corporation since 2000. She has over 42 years of experience in a wide variety of financial and strategic planning positions, including serving as Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. She formed her own management consulting company, Finvoy Management Inc. and acted as President from 1995 to 2003. She currently serves as Chairman of the Ontario Teachers’ Pension Plan, a trustee of The University Health Network, a director and Chair of Governance for CGI Group Inc. and a director and Chair of Audit and Risk Management for Intact Financial Corporation.

Bjorn Moller has served as a director of Teekay Corporation since 1998. Mr. Moller also served as Teekay Corporation’s President and Chief Executive Officer from 1998 until April, 2011. Also until April, 2011, Mr. Moller served as Vice Chairman of the general partner of Teekay LNG Partners L.P. , Vice Chairman of the general partner of Teekay Offshore Partners L.P. , and as the Chief Executive Officer of Teekay Tankers Ltd. Mr. Moller has served as a director of Teekay Tankers Ltd. since [YEAR]. Mr. Moller has over 25 years of experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since 2006. He served in senior management positions with Teekay Corporation for more than 15 years and led Teekay Corporation’s overall operations beginning in 1997 following his promotion to the position of Chief Operating Officer. Prior to that, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities.

Tore I. Sandvold has served as a director of Teekay Corporation since 2003. He has over 30 years of experience in the oil and energy industry. From 1973 to 1987, he served in the Norwegian Ministry of Industry, Oil & Energy in a variety of positions in the areas of domestic and international energy policy. From 1987 to 1990, he served as the Counselor for Energy in the Norwegian Embassy in Washington, D.C. From 1990 to 2001 Mr. Sandvold served as Director General of the Norwegian Ministry of Oil & Energy, with overall responsibility for Norway’s national and international oil and gas policy. From 2001 to 2002 he served as Chairman of Petoro, the Norwegian state-owned oil company that is the largest oil asset manager on the Norwegian continental shelf. From 2002 to the present Mr. Sandvold, through his company Sandvold Energy A.S., has acted as advisor to companies and advisory bodies in the energy industry. Mr. Sandvold serves as a director of Schlumberger Limited, Lambert Energy Advisory Ltd., Energy Policy Foundation of Norway and Njord Gas Infrastructure.

Arthur Bensler joined Teekay Corporation in 1998 as General Counsel. He was promoted to the position of Vice President in 2002 and became Teekay Corporation’s Corporate Secretary in 2003. He was appointed Senior Vice President in 2004 and Executive Vice President in 2006. Prior to joining Teekay Corporation, Mr. Bensler was a partner in a large Vancouver, B.C., Canada law firm where he practiced corporate, commercial and maritime law from 1987 until joining Teekay Corporation.

Bruce Chan joined Teekay Corporation in 1995. Since then, Mr. Chan has held a number of finance and accounting positions, including Vice President, Strategic Development from 2004 until his promotion to the position of Senior Vice President, Corporate Resources in 2005. In 2008 Mr. Chan was appointed President of Teekay Corporation’s Teekay Tanker Services division, which is responsible for the commercial management of Teekay Corporation’s conventional crude oil and product tanker transportation services. In April, 2011, Mr. Chan also assumed the position of Chief Executive Officer of Teekay Tankers Ltd. Prior to joining Teekay Corporation, Mr. Chan worked as a Chartered Accountant in the Vancouver, B.C., Canada office of Ernst & Young LLP.

David Glendinning joined Teekay Corporation in 1987. Since then, he has held a number of senior positions, including Vice President, Marine and Commercial Operations from 1995 until his promotion to Senior Vice President, Customer Relations and Marine Project Development in 1999. In 2003 Mr. Glendinning was appointed President of Teekay Corporation’s Teekay Gas Services division, which is responsible for Teekay Corporation’s initiatives in the LNG business and other areas of gas activity. Prior to joining Teekay Corporation Mr. Glendinning, who is a Master Mariner, had 18 years of sea service on oil tankers of various types and sizes.

Kenneth Hvid joined Teekay Corporation in 2000 and was responsible for leading Teekay Corporation’s global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During that time Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the LNG business. He held that position until the beginning of 2006, when he was appointed President of Teekay Corporation’s Teekay Navion Shuttle Tankers and Offshore division. In that role he was responsible for Teekay Corporation’s global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. In April, 2011 Mr. Hvid became Chief Strategy Officer and Executive Vice President of Teekay Corporation, and became a director of the general partner of Teekay LNG Partners L.P. and a director of the general partner of Teekay Offshore Partners L.P. Mr. Hvid rejoined as a director of the general partner of Teekay LNG Partners L.P. on February 19, 2013, after briefly resigning on September 14, 2012 to maintain a majority of independent directors. Mr. Hvid has 24 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, Denmark, San Francisco and Hong Kong. Since 2007, Mr. Hvid has served as a director of Gard P. & I. (Bermuda) Ltd.

Vincent Lok has served as Teekay Corporation’s Executive Vice President and Chief Financial Officer since 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotion to the position of Vice President, Finance in 2002. He was subsequently promoted to Senior Vice President and Treasurer in 2004 and Senior Vice President and Chief Financial Officer in 2006. Mr. Lok has served as the Chief Financial Officer of Teekay Tankers Ltd. since 2007. Prior to joining Teekay Corporation, Mr. Lok worked in the Vancouver, B.C., Canada audit practice of Deloitte & Touche LLP.

Peter Lytzen joined Teekay Petrojarl as President and Chief Executive Officer in 2007. Mr. Lytzen’s experience includes over 20 years in the oil and gas industry. He joined Teekay Petrojarl from Maersk Contractors, where he most recently served as Vice President of Production. In that role, he held overall responsibility for Maersk Contractors’ technical tendering, construction and operation of FPSO and other offshore production solutions. He first joined Maersk in 1987 and held progressively responsible positions throughout the organization.

Ingvild Saether joined Teekay Corporation in 2002 as a result of Teekay Corporation’s acquisition of Navion AS from Statoil ASA. Ms. Saether held various management positions in Teekay Corporation’s conventional tanker business until 2007, when she assumed the commercial responsibility for Teekay Corporation’s shuttle tanker activities in the North Sea. In her role as Vice President, Teekay Navion Shuttle Tankers she managed the growth of Teekay Corporation’s shuttle fleet. In April, 2011, Ms. Saether assumed the position of President, Teekay Shuttle and Offshore Services. Ms. Saether holds an Executive MBA in Shipping Management and has over 20 years of industry experience.

Lois Nahirney joined Teekay Corporation in 2008 and is responsible for shore-based Human Resources, Corporate Communications, Corporate Services, and Information Technology. Ms. Nahirney brings to the role more than 25 years of global experience as a senior executive and consultant in human resources, strategy, organizational change and information systems. Prior to joining Teekay Corporation, she held the position of Acting Chief Human Resources Officer with B.C. Hydro in Vancouver, B.C., Canada and Partner with Western Management Consultants.

Geir Sekkesaeter joined Teekay in 2008 as a leader in Teekay’s fleet operations. In 2011, he was appointed Senior Vice President, Teekay Marine Management unit, which oversees Teekay’s global ship management operations. Prior to joining Teekay, Mr. Sekkesaeter held the position of President at Wilhelmsen Ship Management in Oslo. Mr. Sekkesaeter brings more than 20 years of global experience from ship classification as well as ship management activities. His international experience includes positions in Japan, China, South Korea, UK and Norway. Mr. Sekkesaeter resigned from Teekay effective March 31, 2013.

Compensation of Directors and Senior Management

Director Compensation

During 2012, the nine non-employee directors received, in the aggregate, approximately $1.2 million in cash fees for their service as directors, plus reimbursement of their out-of-pocket expenses. Each non-employee director, other than the Chair of the Board, receives an annual cash retainer of $90,000. The Chairman of the Board receives an annual cash retainer of $375,000. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $10,000. The Chairs of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $20,000, $17,500 and $15,000, respectively.

Each non-employee director, other than the Chair of the Board, also received a $90,000 annual retainer to be paid by way of a grant of, at the director’s election, restricted stock or stock options under our 2003 Equity Incentive Plan. Pursuant to this annual retainer, during 2012 we granted stock options to purchase an aggregate of 39,522 shares of our common stock at an exercise price of $27.69 per share and 14,625 shares of restricted stock. During 2012 the Chairman of the Board received a $495,000 retainer in the form of stock options to purchase 31,053 shares of our common stock at an exercise price of $27.69 per share and 8,938 shares of restricted stock under our 2003 Equity Incentive Plan. The stock options described above expire March 6, 2022, ten years after the date of their grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their respective grant date.

Annual Executive Compensation

The aggregate compensation earned by Teekay’s 11 executive officers listed above (or the Executive Officers) for 2012 was $8.3 million. This is comprised of base salary ($4.8 million), annual bonus ($2.9 million) and pension and other benefits ($0.6 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an exchange rate of 0.99 Canadian Dollars for each U.S. Dollar, the exchange rate on December 31, 2012. Teekay’s annual bonus plan considers both company performance, through comparison to established targets and individual performance.

Long-Term Incentive Program

Teekay’s long-term incentive program focuses on the returns realized by our shareholders and is intended to acknowledge and retain those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of stock option grants, restricted stock units and performance share units. All grants in 2012 were made under our 2003 Equity Incentive Plan. In March 2013, we adopted a 2013 Equity Incentive Plan and suspended the 2003 Equity Incentive Plan.

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

During March 2013, we granted stock options to purchase an aggregate of 43,974 shares of our common stock at an exercise price of $34.07, 158,957 shares of restricted stock, and 54,773 performance shares to the Executive Officers under our 2013 Equity Incentive Plan. The stock options expire March 12, 2023, ten years after the date of the grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their grant dates. Performance shares have a bullet vesting at the end of the three year performance cycle.

Options to Purchase Securities from Registrant or Subsidiaries

As at December 31, 2012, we had reserved pursuant to our 1995 Stock Option Plan, which was terminated with respect to new grants effective September 10, 2003, and our 2003 Equity Incentive Plan, which was adopted effective on the same date (together, the Plans ), 8,924,470 shares of common stock for issuance upon exercise of options granted or to be granted. During 2012, 2011, and 2010 we granted options under the Plans to acquire up to 432,971, 95,604, and 733,167 shares of common stock, respectively, to eligible officers, employees and directors. Each option under the Plans has a 10-year term and vests equally over three years from the grant date. The outstanding options under the Plans are exercisable at prices ranging from $11.84 to $60.96 per share, with a weighted-average exercise price of $34.40 per share, and expire between March 10, 2013 and March 6, 2022. In March 2013, we adopted a 2013 Equity Incentive Plan and suspended the 2003 Equity Incentive Plan.

Board Practices

As at December 31, 2012, the Board of Directors consisted of ten members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualified.

Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej, Bjorn Moller, and Peter Evensen have terms expiring in 2014. Directors Dr. Ian D. Blackburne, William B. Berry, and C. Sean Day have terms expiring in 2015. Directors Peter S. Janson, Eileen A. Mercier and Tore I. Sandvold have terms expiring in 2013.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board of Directors has determined that each of the current members of the Board, other than Peter Evensen, our President and Chief Executive Officer, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay), and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE ) director independence standards as currently in effect and as they may be changed from time to time. In making this determination, the Board considered the relationships of Thomas Kuo-Yuen Hsu, Axel Karlshoej and C. Sean Day with our largest shareholder and concluded these relationships do not materially affect their independence as current directors. Please read “Item 7. Major Shareholders and Certain Relationships and Related Party Transactions.”

The Board of Directors has three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2012 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Centre of our website at www.teekay.com. During 2012, the Board held four meetings. Each director attended all Board meetings. Each committee member attended all applicable committee meetings, except for one meeting where one director was absent.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee is currently comprised of Eileen A. Mercier (Chairman), Peter S. Janson, and William B. Berry. All members of the committee are financially literate and the Board has determined that Ms. Mercier qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

Our Compensation and Human Resources Committee is currently comprised of Peter S. Janson (Chairman), C. Sean Day, Axel Karlshoej and Ian D. Blackburne.

The Compensation and Human Resources Committee:

•

reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of these goals and objectives, and determines the Chief Executive Officer’s compensation;

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

Our Nominating and Governance Committee is currently comprised of Ian D. Blackburne (Chairman), Tore I. Sandvold, Eileen A. Mercier and Thomas Kuo-Yuen Hsu.

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

Crewing and Staff

As at December 31, 2012, we employed approximately 5,600 seagoing and 900 shore-based personnel, compared to approximately 5,500 seagoing and 1,000 shore-based personnel as at December 31, 2011, and 5,500 seagoing and 900 shore-based personnel as at December 31, 2010.

We regard attracting and retaining motivated seagoing personnel as a top priority. Through our global manning organization comprised of offices in Glasgow, Scotland; Manila, Philippines; Mumbai, India; Sydney, Australia; and Madrid, Spain, we offer seafarers what we believe are competitive employment packages and comprehensive benefits. We also intend to provide opportunities for personal and career development, which relate to our philosophy of promoting internally.

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

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of December 31, 2012, of our common stock by the directors and Executive Officers as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of March 1, 2013 (60 days after December 31, 2012) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned		Percent of Class
All directors and executive officers as a group (18 persons)(1)	3,301,889	(3)	4.7	%(2)

(1)	Includes 2,528,368 shares of common stock subject to stock options exercisable by March 1, 2013 under the Plans with a weighted-average exercise price of $35.36 that expire between May 5, 2013 and March 14, 2021. Excludes (a) 526,903 shares of common stock subject to stock options exercisable after March 1, 2013 under the Plans with a weighted average exercise price of $26.75, that expire between March 8, 2020 and March 6, 2022 and (b) 336,500 shares of restricted stock which vest after March 1, 2013, and (c) 211,508 performance shares which vest after March 1, 2013.

(2)	Based on a total of approximately 69.7 million outstanding shares of our common stock as of December 31, 2012. Each director and Executive Officer beneficially owns less than 1% of the outstanding shares of common stock.

(3)	Each director is expected to have acquired shares having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) no later than March 1, 2013 or the fifth anniversary of the date on which the director joined the Board, whichever is later. In addition, each Executive Officer is expected to acquire shares of Teekay’s common stock equivalent in value to one to three times their annual base salary by 2014 or, for executive officers subsequently joining Teekay or achieving a position covered by the guidelines, within five years after the guidelines become applicable to them.

Item 7. Major Shareholders and Certain Relationships and Related Party Transactions

Major Shareholders

The following table sets forth information regarding beneficial ownership, as of March 1, 2013, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 30, 2013 (60 days after March 1, 2013) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class(3)
Resolute Investments, Ltd.(1)	31,260,780	44.7%
Neuberger Berman Group LLC(2)	5,160,693	7.4%

(1)	Includes shared voting and shared dispositive power. The ultimate controlling person of Resolute Investments, Ltd. (or Resolute) is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based on the Schedule 13D/A (Amendment No. 5) filed by Resolute and Path with the SEC on November 14, 2011. Resolute’s beneficial ownership was 44.7% on March 1, 2013, and 45.5% on March 11, 2012. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Our Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies.

(2)	Includes shared voting power and shared dispositive power. This information is based on the Schedule 13G/A filed by this investor with the SEC on February 14, 2013.

(3)	Based on a total of 69.9 million outstanding shares of our common stock as of March 1, 2013.

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

Our Major Shareholder

As of March 1, 2013, Resolute owned approximately 44.7% of our outstanding common stock. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Our Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies. Please read “Item 18. Financial Statements: Note 13—Related Party Transactions.”

Our Directors and Executive Officers

C. Sean Day, the Chairman of Teekay’s board of directors, is also the Chairman of Teekay Tankers Ltd., Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore) and Teekay GP L.L.C. (the general partner of Teekay LNG). Bjorn Moller is one of Teekay’s current directors and is also a director of Teekay Tankers Ltd.. Mr. Moller also served as Teekay’s Chief Executive Officer, Teekay Tankers’ Chief Executive Officer, and as a Vice Chairman and director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C., in each case until April 1, 2011. Peter Evensen, a Teekay director and President and Chief Executive Officer of Teekay, is a director of Teekay Tankers and the Chief Executive Officer and Chief Financial Officer and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C.

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

Pursuant to agreements with Teekay, each of Teekay Tankers, Teekay Offshore and Teekay LNG have agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers on management matters of such public company subsidiaries. For 2012, these reimbursement obligations totaled approximately $2.7 million, $4.0 million, and $3.7 million, respectively, for Teekay Tankers, Teekay Offshore and

Teekay LNG, and are included in amounts paid as strategic fees under the management agreement for Teekay Tankers and the services agreements for Teekay Offshore and Teekay LNG described below. For 2010 and 2011, these reimbursement obligations for Teekay Tankers, Teekay Offshore and Teekay LNG totaled $1.0 million, $1.7 million and $1.4 million, and $1.7 million, $3.0 million, and $2.4 million, respectively.

Relationships with Our Public Company Subsidiaries

Teekay Tankers

Teekay Tankers is a NYSE-listed, Marshall Islands corporation, which we formed to acquire from us a fleet of double-hull oil tankers in connection with Teekay Tankers’ initial public offering in December 2007. Teekay Tankers’ business is to own oil tankers and employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. Its operations are managed by our subsidiary Teekay Tankers Management Services Ltd.

As of March 1, 2013, we owned shares of Teekay Tankers’ Class A and Class B common stock that represented an ownership interest of 25.1% and voting power of 53.1% of Teekay Tankers’ outstanding common stock.

To December 31, 2012, Teekay Tankers distributed to its stockholders on a quarterly basis all of its Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of the business. Cash Available for Distribution represents Teekay Tankers’ net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by Teekay Tankers from us, prior to their acquisition by Teekay Tankers, for the period when these vessels were owned and operated by us. We received distributions from Teekay Tankers of $19.9 million, $13.4 million and $7.1 million, respectively, with respect to 2010, 2011, and 2012. Effective January 1, 2013, Teekay Tankers announced a change to a fixed dividend policy of $0.12 per share per annum, which, based on our share holdings of Teekay Tankers as of January 1, 2013, will result in us receiving distributions of $2.5 million annually from Teekay Tankers.

Teekay Offshore and Teekay LNG

Teekay Offshore is a NYSE-listed, Marshall Islands limited partnership, which we formed to further develop our operations in the offshore market. Teekay Offshore is an international provider of marine transportation and storage services to the offshore oil industry. We own and control Teekay Offshore’s general partner, and as of March 1, 2013, we owned a 27.4% limited partner and a 2% general partner interest in Teekay Offshore.

Teekay LNG is a NYSE-listed, Marshall Islands limited partnership, which we formed to expand our operations in the LNG shipping sector. Teekay LNG is an international provider of marine transportation services for LNG, LPG and crude oil. We own and control Teekay LNG’s general partner, and as of March 1, 2013, we owned a 35.5% limited partner and a 2% general partner interest in Teekay LNG.

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

Teekay received total distributions, including incentive distributions, from Teekay Offshore of $32.2 million, $48.7 million, and $56.8 million, respectively, with respect to 2010, 2011, and 2012.

Teekay received total distributions, including incentive distributions, from Teekay LNG of $71.2 million, $76.0 million, and $87.4 million, respectively, with respect to 2010, 2011, and 2012.

Competition with Teekay Tankers, Teekay Offshore and Teekay LNG

We have entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when Teekay, Teekay LNG, and Teekay Offshore may compete with each other and providing for rights of first offer on the transfer or rechartering of certain LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. Subject to applicable exceptions, the omnibus agreement generally provides that (a) neither Teekay nor Teekay LNG will own or operate offshore vessels (i.e. dynamically positioned shuttle tankers, FSO units and FPSO units) that are subject to contracts with a duration of three years or more, excluding extension options, (b) neither Teekay nor Teekay Offshore will own or operate LNG carriers and (c) neither Teekay LNG nor Teekay Offshore will own or operate crude oil tankers.

In addition, Teekay Tankers’ organization documents provide that Teekay may pursue business opportunities attractive to both parties and of which either party becomes aware. These business opportunities may include, among other things, opportunities to charter out, charter in or acquire oil tankers or to acquire tanker businesses.

In June 2012, in connection with the acquisition by Teekay Tankers of 13 vessels from Teekay, we entered into a non-competition agreement with Teekay Tankers that provides Teekay Tankers with a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities identified or developed by us for a period of three years.

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

Teekay currently has committed to the following vessel transactions with its public company subsidiaries:

•

We have agreed to offer the Petrojarl Foinaven FPSO unit to Teekay Offshore prior to July 9, 2013. The purchase price for the Foinaven FPSO unit would be our fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to Teekay Offshore.

•

In October 2010, we announced that we had signed a contract with Petroleo Brasileiro SA (or Petrobras) to provide an FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The new FPSO unit, Petrojarl Cidade de Itajai, was recently converted from an existing Aframax tanker at a cost of approximately $380 million, of which our share was $190 million, Petrojarl Cidade de Itajai achieved first oil in February 2013 and commenced operations under a nine-year, fixed-rate time-charter-out contract to Petrobras with six additional one-year extension options exercisable by Petrobras. In April 2013, pursuant to the omnibus agreement, we offered to Teekay Offshore our 50% interest in this FPSO unit at our fully built-up cost.

•

In November 2011, we agreed to acquire from Sevan Marine ASA (Sevan) the Voyageur Spirit (formerly known as the Sevan Voyageur) FPSO unit upon the completion of certain upgrades. In June 2012, we offered the Voyageur Spirit to Teekay Offshore for a purchase price of approximately $540 million. In September 2012, we entered into an agreement to sell, subject to certain conditions, the Voyageur Spirit to Teekay Offshore for such price following its commencement of operations under a long-term charter contract with E.ON Ruhrgas UK E&P Limited (or E.ON). Operations commenced under the charter in April 2013 after the FPSO unit produced “first oil” in the North Sea’s Huntington Field. The charter contract has an initial term of five years, with up to 10 one-year extension options exercisable by E.ON., subject to certain conditions. Conditions to the closing of Teekay Offshore’s acquisition of the unit include, among others, Teekay Offshore obtaining financing and that we have acquired the Voyageur Spirit and related assets pursuant to the terms of our acquisition agreement with Sevan.

Time Chartering and Bareboat Chartering Arrangements

Teekay charters in from or out to its public company subsidiaries certain vessels, including the following charter arrangements:

•

During 2012, six of Teekay Offshore’s conventional tankers were chartered out to Teekay subsidiaries under long-term time charters. Two of Teekay Offshore’s shuttle tankers are chartered out to Teekay subsidiaries under long-term bareboat charters. Pursuant to these charter contracts, Teekay Offshore earned voyage revenues of $119.8 million, $140.9 million, and $102.8 million, respectively, for 2010, 2011, and 2012.

•

Two of Teekay Offshore’s FSO units are chartered out to Teekay subsidiaries under long-term bareboat charters. Pursuant to these charter contracts, Teekay Offshore earned voyage revenues of $11.2 million, $11.0 million, and $11.2 million, respectively, for 2010, 2011, and 2012.

•

Beginning August 2008, Teekay had been chartering in from Teekay Tankers the tanker Nassau Spirit under a fixed-rate time charter that expired in July 2010 and was replaced by a 12-month time-charter contract with a third party, which started immediately after the expiration of the in-charter contract with Teekay and has since expired. During 2010, 2011, and 2012, Teekay Tankers earned revenues of $6.9 million, $nil, and $nil respectively, under this time-charter contract.

•

Since April 2008, Teekay has chartered in from Teekay LNG the LNG carriers Arctic Spirit and Polar Spirit under a fixed-rate time charter for a period of ten years, plus options exercisable by Teekay to extend up to an additional 15 years. During 2010, 2011, and 2012, Teekay LNG earned revenues of $36.5 million, $35.1 million, and $37.6 million, respectively, under these time-charter contracts.

Services, Management and Pooling Arrangements

Services Agreements. In connection with their initial public offerings in May 2005 and December 2006, respectively, and subsequent thereto, Teekay LNG and Teekay Offshore and certain of their subsidiaries have entered into services agreements with certain other subsidiaries of Teekay, pursuant to which the other Teekay subsidiaries provide to Teekay LNG, Teekay Offshore and their subsidiaries administrative, advisory and technical and ship management services. These services are provided in a commercially reasonable manner and upon the reasonable request of the general partner or subsidiaries of Teekay LNG or Teekay Offshore, as applicable. The other Teekay subsidiaries that are parties to the services agreements provide these services directly or subcontract for certain of these services with other entities, including other Teekay subsidiaries. Teekay LNG and Teekay Offshore pay arm’s-length fees for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the other Teekay subsidiaries incur in providing these services. During 2010, 2011, and 2012, Teekay LNG and Teekay Offshore incurred expenses of $18.7 million, $18.2 million, and $22.3 million, and $49.6 million, $60.3 million, and $59.9 million, respectively, for these services.

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

In return for services under the management agreement, Teekay Tankers pays the Manager an agreed-upon fee for commercial services (other than for Teekay Tankers vessels participating in pooling arrangements), a technical services fee equal to the average rate Teekay charges third parties to technically manage their vessels of a similar size, and fees for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. During 2010, 2011, and 2012, Teekay Tankers incurred $5.6 million, $7.5 million, and $9.9 million, respectively, for these services.

The management agreement also provides for the payment of a performance fee in order to provide the Manager an incentive to increase cash available for distribution to Teekay Tankers’ stockholders. Teekay Tankers did not incur any performance fees for 2012, 2011 or 2010.

Pooling Arrangements. Certain Aframax and Suezmax tankers of Teekay Tankers participate in vessel pooling arrangements managed by other Teekay subsidiaries. The pool managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $325 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of Teekay Tankers’ vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Teekay Tankers incurred pool management fees during 2010, 2011, and 2012 of $1.9 million, $1.8 million and $3.6 million, respectively.

Item 8. Financial Information

Consolidated Financial Statements and Notes

Please see Item 18 below for additional information required to be disclosed under this Item.

Legal Proceedings

From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our financial condition or results of operations. For information about a recent legal proceeding, please read “Item 18. Financial Statements: Note 16 (d)—Legal Proceedings and Claims.”

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

Significant Changes

Please read “Item 18. Financial Statements: Note 25—Subsequent Events.”

Item 9. The Offer and Listing

Our common stock is traded on the NYSE under the symbol “TK”. The following table sets forth the high and low prices for our common stock on the NYSE for each of the periods indicated.

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Years Ended	2012	2011	2010	2009	2008
High	$36.60	$37.93	$33.96	$24.94	$53.30
Low	$24.89	$20.67	$20.42	$11.10	$11.50

	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
Quarters Ended	2013	2012	2012	2012	2012	2011	2011	2011	2011
High	$36.69	$32.97	$33.70	$36.60	$35.60	$28.50	$31.78	$37.93	$37.19
Low	$32.49	$28.88	$27.35	$24.98	$24.89	$20.67	$21.37	$29.81	$31.55

	Mar. 31,	Feb. 29,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,
Months Ended	2013	2013	2013	2012	2012	2012
High	$36.20	$35.92	$36.69	$32.97	$32.53	$32.84
Low	$33.37	$32.49	$32.61	$30.56	$28.88	$29.23

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

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries, other than our publicly listed subsidiaries, is a party, for the two years immediately preceding the date of this Annual Report:

(a)	Indenture dated June 22, 2001 among Teekay Corporation and The Bank of New York Trust Company of Florida (formerly U.S. Trust Company of Texas, N.A.) for U.S. $250,000,000 8.875% Senior Notes due 2011.

(b)	First Supplemental Indenture dated as of December 6, 2001, among Teekay Corporation and The Bank of New York Trust Company of Florida, N.A. for U.S. $100,000,000 8.875% Senior Notes due 2011.

(c)	Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.

(d)	Agreement, dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC, New York Branch.

(e)	Supplemental Agreement dated September 30, 2004 to Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.

(f)	Agreement, dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others.

(g)	Agreement, dated October 2, 2006 for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility among Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. Please read Note 8 to the Consolidated Financial Statements of Teekay Corporation included herein for a summary of certain contract terms relating to our revolving loan facilities.

(h)	Agreement, dated August 23, 2006 for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility among Teekay LNG Partners L.P., ING Bank N.V. and various other banks. Please read Note 8 to the Consolidated Financial Statements of Teekay Corporation included herein for a summary of certain contract terms relating to our revolving loan facilities.

(i)	Agreement, dated November 28, 2007 for a U.S. $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. Please read Note 8 to the Consolidated Financial Statements of Teekay Corporation included herein for a summary of certain contract terms relating to our revolving loan facilities.

(j)	Agreement dated May 16, 2007 for a U.S. $700,000,000 Credit Facility Agreement to be made available to Teekay Acquisition Holdings LLC et al by HSH NordBank AG and others.

(k)	Annual Executive Bonus Plan.

(l)	Vision Incentive Plan.

(m)	2003 Equity Incentive Plan.

(n)	Amended 1995 Stock Option Plan.

(o)	Amended and Restated Rights Agreement, dated as of July 2, 2010, between Teekay Corporation and The Bank of New York, as Rights Agent.

(p)	Amended and Restated Omnibus Agreement dated as of December 19, 2006, among Teekay Corporation, Teekay GP L.L.C., Teekay LNG Partners L.P., Teekay LNG Operating L.L.C., Teekay Offshore GP L.L.C., Teekay Offshore Partners L.P., Teekay Offshore Operating GP. L.L.C. and Teekay Offshore Operating L.P. govern, among other things, when Teekay Corporation, Teekay LNG L.P. and Teekay Offshore L.P. may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

(q)	Indenture dated January 27, 2010 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for U.S. $450,000,000 8.5% Senior Unsecured Notes due 2020.

(r)	Agreement, dated October 5, 2012, for NOK 700,000,000 Senior Unsecured Bonds due October 2015, among us and Norsk Tillitsmann ASA. All payments are at NIBOR plus 4.75% per annum.

(s)	2013 Equity Incentive Plan.

(t)	Agreement, dated December 21, 2012 for a U.S. $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

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

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to stockholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Corporation.

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

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our common stock that is (i) a U.S. citizen or U.S. resident alien, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Certain U.S. Individual Holders are subject to a 3.8% tax on certain investment income, including dividends, for taxable years beginning after December 31, 2012. U.S. Individual Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common stock.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss generally will be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain U.S. Individual Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Individual Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common stock.

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

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries assets, income or operations.

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

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such pro rata share would not exceed the income allocable to dividends on our shares, although ordinary earnings could be allocated to a shareholder in a taxable year before the dividend is paid. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s common stock on the “qualification date.” The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.

Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common stock and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such U.S. Holder held our common stock and for which (i) we were not a QEF with respect to such U.S. Holder and (ii) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s common stock exceeds the U.S. Holder’s adjusted tax basis in the common stock at the end of the first taxable year for which the mark-to-market election is in effect.

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

If we were treated as a PFIC, a U.S. Holder would be required to file Form 8621 annually with the IRS with respect to the U.S. Holder’s common stock. In addition, if a Non-Electing Holder who is an individual dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

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

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the possible application of this disclosure requirement.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

In general, distributions we make to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we make will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions made to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Sale, Exchange or Other Disposition of Common Stock

The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common stock generally is the same as described above regarding distributions. However, an individual Non-U.S. Holder may be subject to tax on gain resulting from the disposition of our common stock if the Non-U.S. Holder is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements.

Backup Withholding and Information Reporting

In general, payments of distributions or the proceeds of a disposition of common stock to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that the U.S. Holder has failed to report all interest or distributions required to be shown on the U.S. Holder’s U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

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

Non-United States Tax Considerations

Marshall Islands Tax Considerations. Because Teekay and our subsidiaries do not, and do not expect that we or they will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to issuances of shares of our common stock was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of The Marshall Islands on distributions made to holders of shares of our common stock, so long as such persons do not reside in, maintain offices in, or engage in business in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of shares of our common stock.

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

We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following 9-12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at December 31, 2012, we had the following foreign currency forward contracts:

	Contract amount	Fair value(1)
Norwegian Kroner:	$33.9	$2.1
Average contractual exchange rate(2)	5.93
Euro:	$13.0	($0.1)
Average contractual exchange rate(2)	0.76
Canadian Dollar:	$9.2	$0.2
Average contractual exchange rate(2)	1.01
British Pound:	$17.6	$0.7
Average contractual exchange rate(2)	0.64

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.
(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at December 31, 2012, we had Euro-denominated term loans of 258.8 million Euros ($341.4 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps and pursuant to these swaps we receive the principal amount in Norwegian Kroner (or NOK) on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in Norwegian Kroner based on NIBOR plus a margin for a payment of US Dollar fixed interest or US Dollar floating interest based on LIBOR plus a margin. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our Norwegian Kroner Bonds due in 2013, 2015 and 2017. In addition, the cross currency swaps due in 2015 and 2017 economically hedges the interest rate exposure on the Norwegian Kroner Bonds due in 2015 and 2017. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its Norwegian Kroner Bonds due in 2013, 2015 and 2017. As at December 31, 2012, we were committed to the following cross currency swaps:

	Principal Amount	Principal	Floating Rate Receivable Floating Rate Payable				Fixed	Fair Value / Asset (Liability) (Thousands	Remaining
Maturity Date	NOK (Thousands)	Amount USD	Reference Rate	Margin	Reference Rate	Margin	Rate Payable	of U.S. Dollars)	Term (years)
2013	600,000	98,500	NIBOR	4.75%	LIBOR	5.04%	(1)	9,890	0.9
2015	700,000	122,800	NIBOR	4.75%			5.52%	3,075	2.8
2017	600,000	101,400	NIBOR	5.75%			7.49%	3,545	4.1
2017	700,000	125,000	NIBOR	5.25%			6.88%	(2,624)	4.3

								13,886

(1)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5%. Please read “Item 18 – Financial statements: Note 15 – Derivative Instruments and Hedging Activities.”

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to economically hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at December 31, 2012, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value Asset / (Liability)

	2013	2014	2015	2016	2017	Thereafter	Total		Rate(1)
Long-Term Debt:
Variable Rate ($U.S.)(2)	700.5	1,148.1	255.5	258.0	707.7	892.9	3,962.7	(3,676.1)	1.7%
Variable Rate (Euro)(3)(4)	14.8	15.8	17.0	18.2	19.6	256.0	341.4	(307.8)	1.6%
Variable Rate (NOK)(4)(5)	38.0	—	125.8	69.8	233.6	—	467.2	(476.3)	7.0%
Fixed-Rate Debt ($U.S.)	44.3	44.3	44.3	44.3	43.3	567.9	788.4	(818.3)	5.2%
Average Interest Rate	5.2%	5.2%	5.2%	5.2%	5.3%	7.8%	5.2%
Capital Lease Obligations(6)
Variable-Rate ($U.S.)(7)	70.3	31.7	4.4	4.5	28.3	26.3	165.5	(165.5)	7.4%
Average Interest Rate(8)	9.1%	7.7%	5.4%	5.4%	4.6%	6.4%	7.4%
Interest Rate Swaps:
Contract Amount ($U.S.)(6)(9)(10)	385.0	201.8	327.5	748.6	355.4	1,250.5	3,268.8	(515.9)	4.0%
Average Fixed Pay Rate(2)	2.2%	3.8%	4.0%	2.8%	4.4%	5.2%	4.0%
Contract Amount (Euro)(4)	14.8	15.8	17.0	18.2	19.6	256.0	341.4	(41.3)	3.1%
Average Fixed Pay Rate(3)	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of December 31, 2012, ranged from 0.3% to 4.25%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and Norwegian Kroner-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2012.
(5)	Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with four cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at a rate of 5.52%, 7.49%, 6.88% and interest rate payments swapped from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04% and the transfer of principal fixed at $122.8 million, $101.4 million, $125.0 million and $98.5 million upon maturity in exchange for NOK 700 million, NOK 600 million, NOK 700 million and NOK 600 million, respectively.
(6)	Under the terms of the capital leases for three LNG carriers (or the RasGas II LNG Carriers), (see “Item 18 – Financial Statements: Note 10 – Capital Lease Obligations and Restricted Cash” of our Annual Report on Form 20-F for the year ended December 31, 2012), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at December 31, 2012 totaled $475.5 million, and the lease obligations, which as at December 31, 2012 totaled $472.1 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2012, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $412.9 million and $469.3 million, ($110.6) million and $165.7 million, and 4.9% and 4.8%, respectively.
(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate to.
(9)	The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(10)	Includes an interest rate swap where the LIBOR rate receivable is capped at 3.5% on a notional amount of $98.5 million maturing in 2013.

Commodity Price Risk

From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at December 31, 2012 and 2011, we were not committed to any bunker fuel swap contracts.

Spot Tanker Market Rate Risk

In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time we have entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce our exposure to spot tanker market rates. As at December  31, 2012 and 2011, we had no FFA commitments.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2012.

During the year ended 2012, we implemented a new accounting system designed to improve the effectiveness and efficiency of our accounting and financial reporting processes. Although this implementation changed certain specific activities within the accounting function, it did not significantly affect the overall controls and procedures followed by the Company in establishing internal controls over financial reporting. Other than this accounting system implementation, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2012.

Our independent auditors, KPMG LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-3 of this Annual Report.

Item 16A. Audit Committee Financial Expert

The Board has determined that director and Chair of the Audit Committee, Eileen A. Mercier, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

We have adopted Standards for Business Conduct that apply to all employees and directors. This document is available under “Business – About Teekay – Corporate Governance” from the Home Page of our website (www.teekay.com). We also intend to disclose under “Business – About Teekay – Corporate Governance” in the About Teekay section of our web site any waivers to or amendments of our Standards of Business Conduct for the benefit of our directors and executive officers.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2012 and 2011 was KPMG LLP, Chartered Accountants. The following table shows the fees Teekay and our subsidiaries paid or accrued for audit and other services provided by KPMG LLP for 2012 and by KPMG LLP and Ernst & Young LLP for 2011.

Fees (in thousands of U.S. dollars)	2012	2011
Audit Fees (1)	$3,437	$3,806
Audit-Related Fees (2)	68	293
Tax Fees (3)	50	73
All Other Fees (4)	—	6

Total (5)	$3,555	$4,178

(1)	Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries including professional services in connection with the review of our regulatory filings for public offerings of our subsidiaries. Audit fees for 2012 and 2011 include approximately $719,000 and $688,000, respectively, of fees paid to KPMG LLP by Teekay LNG that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG. Audit fees for 2012 and 2011 include approximately $716,000 and $1,131,000, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Offshore that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay Offshore. Audit fees for 2012 and 2011 include approximately $359,000 and $477,000, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.
(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, divestitures and other attestation services.
(3)	For 2012 and 2011, tax fees principally included international tax planning fees and corporate tax compliance fees.
(4)	All other fees principally include subscription fees to an internet database of accounting information.
(5)	Total fees incurred with respect to KPMG LLP were approximately $3,555,000 and $2,938,000 for 2012 and 2011, respectively. Total fees incurred with respect to Ernst & Young LLP were approximately $1,240,000 for 2011.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2012.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In October 2008, we announced that our Board of Directors had authorized the repurchase of up to $200 million of shares of our common stock. As at December 31, 2012, Teekay had repurchased 5.2 million shares of Common Stock for $162.3 million pursuant to such authorizations. The total remaining share repurchase authorization at December 31, 2012, was $37.7 million.

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

Item 16H. Mine Safety Disclosure

Not applicable

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following consolidated financial statements and schedule, together with the related reports of KPMG LLP, Independent Registered Public Accounting Firm thereon, and Ernst and Young LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Corporation. (15)

1.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation. (15)

1.3	Amended and Restated Bylaws of Teekay Corporation. (1)

2.1	Registration Rights Agreement among Teekay Corporation, Tradewinds Trust Co. Ltd., as Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK Trust. (2)

2.2	Specimen of Teekay Corporation Common Stock Certificate. (2)

2.3	Indenture dated June 22, 2001 among Teekay Corporation and The Bank of New York Trust Company of Florida (formerly U.S. Trust Company of Texas, N.A.) for U.S. $250,000,000 8.875% Senior Notes due 2011. (3)

2.4	First Supplemental Indenture dated as of December 6, 2001 among Teekay Corporation and The Bank of New York Trust Company of Florida, N.A. for U.S. $100,000,000 8.875% Senior Notes due 2011. (4)

2.5	Exchange and Registration Rights Agreement dated June 22, 2001 among Teekay Corporation and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Deutsche Banc Alex. Brown Inc. and Scotia Capital (USA) Inc. (3)

2.6	Exchange and Registration Rights Agreement dated December 6, 2001 between Teekay Corporation and Goldman, Sachs & Co. (4)

2.7	Specimen of Teekay Corporation’s 8.875% Senior Notes due 2011. (3)

2.8	Indenture dated as of January 27, 2010 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for US $450,000,000 8.5% Senior Notes due 2020. (16)

4.1	1995 Stock Option Plan. (2)

4.2	Amendment to 1995 Stock Option Plan. (5)

4.3	Amended 1995 Stock Option Plan. (6)

4.4	Amended 2003 Equity Incentive Plan. (19)

4.5	Annual Executive Bonus Plan. (7)

4.6	Vision Incentive Plan. (8)

4.7	Form of Indemnification Agreement between Teekay and each of its officers and directors. (2)

4.8	Amended Rights Agreement, dated as of July 2, 2010 between Teekay Corporation and The Bank of New York, as Rights Agent. (9)

4.9	Agreement dated June 26, 2003 for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (10)

4.10	Agreement dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC. (7)

4.11	Supplemental Agreement dated September 30, 2004 to Agreement dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (7)

4.12	Agreement dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others. (8)

4.13	Agreement dated October 2, 2006, for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility among Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. (11)

4.14	Agreement dated August 23, 2006, for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility among Teekay LNG Partners L.P., ING Bank N.V. and various other banks. (11)

4.15	Agreement, dated November 28, 2007 for a U.S. $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (12)

4.16	Agreement dated May 16, 2007 for a U.S. $700,000,000 Credit Facility Agreement to be made available to Teekay Acquisition Holdings LLC et al by HSH NordBank AG and others. (13)

4.17	Amended and Restated Omnibus Agreement (14)

4.18	2013 Equity Incentive Plan. (18)

4.19	Agreement, dated December 21, 2012 for a U.S. $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

8.1	List of Significant Subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.

13.1	Teekay Corporation Certification of Peter Evensen, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG LLP, as independent registered public accounting firm.

23.2	Consent of Ernst & Young LLP, as former independent registered public accounting firm.

16.1	Letter of Ernst & Young LLP, dated June 6, 2011, regarding change in independent registered public accounting firm. (17)

16.2	Letter of KPMG LLP, dated June 6, 2011, regarding change in independent registered public accounting firm. (17)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on August 31, 2011, and hereby incorporated by reference to such Report.
(2)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.
(3)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (Registration No. 333-64928), filed with the SEC on July 11, 2001, and hereby incorporated by reference to such Registration Statement.
(4)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (Registration No. 333-76922), filed with the SEC on January 17, 2002, and hereby incorporated by reference to such Registration Statement.
(5)	Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on May 2, 2000, and hereby incorporated by reference to such Report.
(6)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Annual Report.
(7)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 8, 2005, and hereby incorporated by reference to such Report.
(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 10, 2006, and hereby incorporated by reference to such Report.
(9)	Previously filed as an exhibit to the Company’s Form 8-A/A (File No.1-12874), filed with the SEC on July 2, 2010, and hereby incorporated by reference to such Annual Report.
(10)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 14, 2003, and hereby incorporated by reference to such Report.
(11)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on December 21, 2006, and hereby incorporated by reference to such Report.
(12)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 11, 2008, and hereby incorporated by reference to such Report.
(13)	Previously filed as an exhibit to the Company’s Schedule TO – T/A, filed with the SEC on May 18, 2007, and hereby incorporated by reference to such schedule.
(14)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.
(15)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and hereby incorporated by reference to such Report.
(16)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on January 27, 2010, and hereby incorporated by reference to such Report.
(17)	Previously filed as an exhibit to our Report on Form 6-K (File No.1-12874), filed with the SEC on June 6, 2011, and hereby incorporated by reference to such Report.
(18)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-187142), filed with the SEC on March 8, 2013, and hereby incorporated by reference to such Registration Statement.
(19)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 25, 2012, and hereby incorporated by reference to such Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION

By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: April 29, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

TEEKAY CORPORATION

We have audited the accompanying consolidated balance sheets of Teekay Corporation and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of loss, comprehensive loss, cash flows and changes in total equity for each of the years in the two year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated statements of loss, comprehensive loss, cashflows and changes in total equity of Teekay Corporation for the year ended December 31, 2010 were audited by other auditors whose report thereon dated April 13, 2011, expressed an unqualified opinion on those statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2013, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 29, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

TEEKAY CORPORATION

We have audited the accompanying consolidated statements of loss, comprehensive loss, cash flows and changes in total equity of Teekay Corporation and subsidiaries (the “Company”) for the year ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the operations, cash flows and changes in total equity of Teekay Corporation and subsidiaries for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
April 13, 2011	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

TEEKAY CORPORATION

We have audited Teekay Corporation and subsidiaries (“the Company”) internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2012 and 2011, and the related consolidated statements of loss, comprehensive loss, cash flows and changes in total equity for each of the years in the two year period ended December 31, 2012, and our report dated April 29, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 29, 2013

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)

CONSOLIDATED STATEMENTS OF LOSS

(in thousands of U.S. dollars, except share amounts)

		(note 3a)
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2012	2011	2010
	$	$	$
REVENUES	1,956,235	1,953,782	2,095,753

OPERATING EXPENSES
Voyage expenses	138,283	176,614	245,097
Vessel operating expenses (note 15)	730,119	677,687	630,547
Time-charter hire expense	130,739	214,179	285,992
Depreciation and amortization	455,898	428,608	440,705
General and administrative (note 12 and 15)	202,967	223,616	193,743
Asset impairments (note 18)	434,082	155,288	51,210
Net loss (gain) on sale of vessels and equipment (note 18)	6,975	(4,229)	(2,060)
Bargain purchase gain (note 3a)	—	(68,535)	—
Goodwill impairment charge (note 6)	—	36,652	—
Restructuring charges (note 20)	7,565	5,490	16,396

Total operating expenses	2,106,628	1,845,370	1,861,630

(Loss) income from vessel operations	(150,393)	108,412	234,123

OTHER ITEMS
Interest expense	(167,615)	(137,604)	(136,107)
Interest income	6,159	10,078	12,999
Realized and unrealized loss on non-designated derivative instruments (note 15)	(80,352)	(342,722)	(299,598)
Equity income (loss) (note 18b and 23)	79,211	(35,309)	(11,257)
Foreign exchange (loss) gain (note 8 and 15)	(12,898)	12,654	31,983
Other income (loss) (note 14)	366	12,360	(5,118)

Net loss before income taxes	(325,522)	(372,131)	(172,975)
Income tax recovery (expense) (note 21)	14,406	(4,290)	6,340

Net loss	(311,116)	(376,421)	(166,635)
Less: Net loss (income) attributable to non-controlling interests	150,936	17,805	(100,652)

Net loss attributable to stockholders of Teekay Corporation	(160,180)	(358,616)	(267,287)

Per common share of Teekay Corporation (note 19)
• Basic loss attributable to stockholders of Teekay Corporation	(2.31)	(5.11)	(3.67)
• Diluted loss attributable to stockholders of Teekay Corporation	(2.31)	(5.11)	(3.67)
• Cash dividends declared	1.2650	1.2650	1.2650
Weighted average number of common shares outstanding (note 19)
• Basic	69,263,369	70,234,817	72,862,617
• Diluted	69,263,369	70,234,817	72,862,617

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of U.S. dollars)

		(note 3a)
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Net loss	(311,116)	(376,421)	(166,635)

Other comprehensive income (loss):
Unrealized (loss) gain on marketable securities	(1,904)	(4,357)	2,333
Realized loss (gain) on marketable securities	2,560	(3,372)	(1,097)
Pension adjustments, net of taxes	6,698	(5,402)	(7,245)
Unrealized gain (loss) on qualifying cash flow hedging instruments	2,412	2,019	(3,559)
Realized (gain) loss on qualifying cash flow hedging instruments (note 15)	(1,435)	(5,566)	3,040
Foreign exchange gain on currency translation (note 15)	1,144	—	—

Other comprehensive income (loss)	9,475	(16,678)	(6,528)

Comprehensive loss	(301,641)	(393,099)	(173,163)
Less: Comprehensive loss (income) attributable to non-controlling interests	150,601	18,751	(100,761)

Comprehensive loss attributable to stockholders of Teekay Corporation	(151,040)	(374,348)	(273,924)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

		(note 3a)
	As at	As at
	December 31,	December 31,
	2012	2011
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	639,491	692,127
Restricted cash (note 10)	39,390	4,370
Accounts receivable, including non-trade of $83,046 (2011—$38,120) and related party balance of $9,101 (2011—$3,487)	491,656	359,758
Vessels held for sale (note 11 and 18)	22,364	19,000
Net investment in direct financing leases (note 9)	12,303	23,171
Prepaid expenses and other	61,549	85,599
Current portion of loans to equity accounted investees	139,183	50,000
Current portion of investment in term loans (note 4)	117,820	—
Current portion of derivative assets (note 15)	31,669	24,712

Total current assets	1,555,425	1,258,737

Restricted cash—non-current (note 10)	494,429	495,784
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,976,257 (2011—$2,102,856)	6,004,324	6,701,299
Vessels under capital leases, at cost, less accumulated amortization of $133,228 (2011 — $163,939) (note 10)	624,059	681,554
Advances on newbuilding contracts (note 16a)	692,675	507,908

Total vessels and equipment	7,321,058	7,890,761

Net investment in direct financing leases—non-current (note 9)	424,298	436,737
Loans to equity accounted investees and joint venture partners, bearing interest between 4.4% to 8%	67,720	35,248
Derivative assets (note 15)	148,581	140,557
Equity accounted investments (note 16b, 18b and 23)	480,043	240,537
Investment in term loans (note 4)	68,114	186,844
Other non-current assets	149,682	149,191
Intangible assets—net (note 6)	126,136	136,742
Goodwill (note 6)	166,539	166,539

Total assets	11,002,025	11,137,677

LIABILITIES AND EQUITY
Current
Accounts payable	111,474	93,065
Accrued liabilities (note 7)	363,218	394,586
Current portion of derivative liabilities (note 15)	115,835	117,337
Current portion of long-term debt (note 8)	797,411	401,376
Current obligation under capital leases (note 10)	70,272	47,203
Current portion of in-process revenue contracts (note 6)	60,627	73,344
Loan from affiliates	4,064	—

Total current liabilities	1,522,901	1,126,911

Long-term debt, including amounts due to joint venture partners of $13,282 (2011—$13,282) (note 8)	4,762,303	5,042,997
Long-term obligation under capital leases (note 10)	567,302	599,844
Derivative liabilities (note 15)	528,187	569,542
In-process revenue contracts	180,964	235,296
Other long-term liabilities	220,079	220,986

Total liabilities	7,781,736	7,795,576

Commitments and contingencies (note 8, 9, 10, 15 and 16)
Redeemable non-controlling interest (note 16e)	28,815	38,307
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 69,704,188 shares outstanding (2011—68,732,341); 70,203,388 shares issued (2011—74,391,691) (note 12)	681,933	660,917
Retained earnings	648,224	802,982
Non-controlling interest	1,876,085	1,863,798
Accumulated other comprehensive loss (note 1)	(14,768)	(23,903)

Total equity	3,191,474	3,303,794

Total liabilities and equity	11,002,025	11,137,677

Consolidation of variable interest entities (note 3)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

		(note 3a)
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	(311,116)	(376,421)	(166,635)
Non-cash items:
Depreciation and amortization	455,898	428,608	440,705
Amortization of in-process revenue contracts (note 6)	(72,933)	(46,436)	(48,254)
Loss (gain) on sale of marketable securities	2,560	(3,372)	(1,805)
Loss (gain) on sale of vessels and equipment	6,975	(4,229)	(2,060)
Goodwill impairment charge	—	36,652	—
Write-down of equity accounted investments (note 18b)	1,767	19,411	—
Asset impairments (note 18b)	434,082	155,288	51,210
Bargain purchase gain (note 3a)	—	(68,535)	—
Loss on repurchase of notes	—	—	12,645
Equity (income) loss, net of dividends received	(65,639)	31,376	11,257
Income tax (recovery) expense	(14,406)	4,290	(6,340)
Employee stock option compensation	9,393	16,262	15,264
Unrealized foreign exchange loss (gain)	22,137	(11,614)	(21,427)
Unrealized (gain) loss on derivative instruments	(40,373)	70,822	140,187
Other	10,823	(4,942)	(929)
Change in operating assets and liabilities (note 17a)	(115,209)	(84,347)	45,415
Expenditures for dry docking	(35,023)	(55,620)	(57,483)

Net operating cash flow	288,936	107,193	411,750

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt (note 8)	1,417,870	2,114,879	1,769,742
Debt issuance costs	(10,595)	(10,634)	(14,471)
Scheduled repayments of long-term debt	(266,242)	(449,640)	(210,025)
Prepayments of long-term debt	(1,060,169)	(881,207)	(1,536,587)
Repayments of capital lease obligations	(10,161)	(89,145)	(38,958)
(Increase) decrease in restricted cash (note 10)	(33,592)	73,105	30,291
Net proceeds from equity issuances of subsidiaries (note 5)	496,224	631,057	645,642
Equity contribution by joint venture partner	86,350	—	—
Repurchase of Common Stock (note 12)	—	(122,195)	(40,111)
Distribution from subsidiaries to non-controlling interests	(246,555)	(201,942)	(159,808)
Cash dividends paid	(83,299)	(93,480)	(92,695)
Other financing activities	9,840	5,847	5,682

Net financing cash flow	299,671	976,645	358,702

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(523,597)	(755,045)	(343,091)
Proceeds from sale of vessels and equipment	250,807	33,424	70,958
Acquisition of FPSO units and Sevan Marine ASA, net of cash acquired (note 3a)	(92,303)	(322,500)	—
Investment in term loans (note 4)	—	(70,000)	(115,575)
Investment in equity accounted investees (note 23)	(183,554)	(38,496)	(45,480)
Advances to equity accounted investees	(117,235)	(55,156)	(5,447)
Direct financing lease payments received	23,307	27,608	25,782
Other investing activities	1,332	8,706	(361)

Net investing cash flow	(641,243)	(1,171,459)	(413,214)

(Decrease) increase in cash and cash equivalents	(52,636)	(87,621)	357,238
Cash and cash equivalents, beginning of the year	692,127	779,748	422,510

Cash and cash equivalents, end of the year	639,491	692,127	779,748

Supplemental cash flow information (note 17)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and shares)

	TOTAL EQUITY (note 3a)
	Thousands	Common		Accumul-			Redee-
	of Shares	Stock and		ated Other			mable
	of Common	Addi-		Compre-	Non-		Non-
	Stock	tional		hensive	control-		control-
	Outstand-	Paid-in	Retained	Income	ling		ling
	ing	Capital	Earnings	(Loss)	Interest	Total	Interest
	#	$	$	$	$	$	$
Balance as at December 31, 2009	72,694	656,193	1,585,431	(1,534)	855,580	3,095,670	—

Net (loss) income			(267,287)		100,652	(166,635)
Reclassification of redeemable non-controlling interest in net income					(798)	(798)	798
Other comprehensive income (loss)				(6,637)	109	(6,528)
Dividends declared			(92,736)		(159,808)	(252,544)	(2,267)
Reinvested dividends	2	41				41
Exercise of stock options and other	555	5,735				5,735
Repurchase of Common Stock (note 12)	(1,238)	(10,610)	(29,501)			(40,111)
Employee stock option compensation and other (note 12)		21,325				21,325
Dilution gains on public offerings of Teekay Offshore, Teekay Tankers and unit issuances of Teekay LNG (note 5)			123,203			123,203
Dilution loss on initiation of majority owned subsidiary			(5,176)		(2,256)	(7,432)	7,432
Addition of non-controlling interest from share and unit issuances of subsidiaries and other					560,082	560,082	35,762

Balance as at December 31, 2010	72,013	672,684	1,313,934	(8,171)	1,353,561	3,332,008	41,725

Net loss			(358,616)		(17,805)	(376,421)
Reclassification of redeemable non-controlling interest in net income					(6,601)	(6,601)	6,601
Other comprehensive income (loss)				(15,732)	(946)	(16,678)
Dividends declared			(93,489)		(201,942)	(295,431)	(10,019)
Reinvested dividends	1	9				9
Exercise of stock options	641	5,906				5,906
Repurchase of Common Stock (note 12)	(3,923)	(33,944)	(88,251)			(122,195)
Employee stock option compensation (note 12)		16,262				16,262
Dilution gains on public offerings of Teekay LNG, Teekay Tankers and unit issuances of Teekay Offshore (note 5)			124,247			124,247
Sale of 49% interest of OPCO to Teekay Offshore			(94,843)		94,843	—
Acquisition of Voyageur FPSO unit (note 3a)					144,600	144,600
Increase to non-controlling interest from share and unit issuances of subsidiaries and other					498,088	498,088

Balance as at December 31, 2011	68,732	660,917	802,982	(23,903)	1,863,798	3,303,794	38,307

Net loss			(160,180)		(150,936)	(311,116)
Reclassification of redeemable non-controlling interest in net loss					4,520	4,520	(4,520)
Other comprehensive income				9,135	340	9,475
Dividends declared			(83,305)		(241,583)	(324,888)	(4,972)
Reinvested dividends	1	6				6
Exercise of stock options and other (note 12)	971	11,617				11,617
Employee stock option compensation and other (note 12)		9,393				9,393
Dilution gain (loss) on public offerings of Teekay Offshore, Teekay Tankers, Teekay LNG and share issuance of Teekay Offshore (note 5)			88,727			88,727
Addition of non-controlling interest from share and unit issuances of subsidiaries and other					399,946	399,946

Balance as at December 31, 2012	69,704	681,933	648,224	(14,768)	1,876,085	3,191,474	28,815

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

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Given the current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period relating to the reclassification of prepaid expenses of $10.1 million less accounts payable of $4.0 million as at December 31, 2011 into accounts receivable in the consolidated balance sheets.

Reporting currency

The consolidated financial statements are stated in U.S. Dollars. The functional currency of the Company is the U.S. Dollar because the Company operates in the international shipping market, which typically utilizes the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of loss.

Operating revenues and expenses

The Company recognizes revenues from time-charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is off hire. When the time-charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenue only after meeting the profit sharing or other contingent threshold. All revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Revenues from floating production, storage and offloading (or FPSO) contracts are recognized as service is performed. Certain of the Company’s FPSO units receive incentive-based revenue, which is recognized when earned by fulfillment of the applicable performance criteria. Revenues and expenses relating to engineering studies are recognized when service is completed, unless the expenses are not recoverable in which case the expenses are recognized as incurred. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

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

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There were no significant amounts recorded as allowance for doubtful accounts as at December 31, 2012, 2011, and 2010.

Marketable securities

The Company’s investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains and losses on available-for-sale securities are reported as a component of accumulated other comprehensive loss. Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities applied using the weighted-average historical cost method.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for tankers carrying crude oil and refined product, 20 to 30 years for FPSO units, 35 years for liquefied natural gas (or LNG) and 30 years for liquefied petroleum gas (or LPG) carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for those periods of time. Floating storage and off take (or FSO) units are depreciated over the term of the contract. Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases. Depreciation of vessels and equipment, excluding amortization of dry docking expenditures, for the years ended December 31, 2012, 2011, and 2010 aggregated $364.3 million, $356.0 million and $355.5 million, respectively. Amortization of vessels accounted for as capital leases was $30.1 million, $34.7 million and $33.5 million for the years ended December 31, 2012, 2011, and 2010, respectively.

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

Interest costs capitalized to vessels and equipment for the years ended December 31, 2012, 2011, and 2010, aggregated $34.9 million, $8.1 million and $14.0 million, respectively.

Generally, the Company dry docks each tanker and gas carrier every two and a half to five years. The Company capitalizes a substantial portion of the costs incurred during dry docking and amortizes those costs on a straight-line basis over their estimated useful life, which typically is from the completion of a dry docking or intermediate survey to the estimated completion of the next dry docking. The Company includes in capitalized dry docking those costs incurred as part of the dry dock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking, and for annual class survey costs on the Company’s FPSO units.

Dry docking activity for the three years ended December 31, 2012, 2011, and 2010, is summarized as follows:

	Year Ended December 31,
	2012 $	2011 $	2010 $
Balance at the beginning of the year	128,987	143,103	172,053
Costs incurred for drydocking	35,336	54,296	57,156
Dry-dock amortization	(57,082)	(67,180)	(86,106)
Write down / sale of vessels	(6,313)	(1,232)	—

Balance at the end of the year	100,928	128,987	143,103

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value for the Company’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company and based on second-hand sale and purchase data.

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Direct financing leases and other loan receivables

The Company (i) employs two vessels on long-term time charters and employs an FSO unit, and (ii) assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products, all of which are accounted for as direct financing leases. The lease payments received by the Company under these lease arrangements are allocated between the net investments in the leases and revenues or other income using the effective interest method so as to produce a constant periodic rate of return over the lease terms.

The Company’s investments in loan receivables are recorded at cost. The premium paid over the outstanding principal amount, if any, is amortized to interest income over the term of the loan using the effective interest rate method. The Company analyzes its loans for impairment during each reporting period. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining that a loan is impaired include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor, the value of any collateral, and any information provided by the debtor regarding its ability to repay the loan. When a loan is impaired, the Company measures the amount of the impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting impairment in the consolidated statement of loss.

The following table contains a summary of the Company’s financing receivables by type of borrower, the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis, and the grade as of December 31, 2012.

			December 31,
Class of Financing Receivable	Credit Quality Indicator	Grade	2012 $	2011 $
Direct financing leases	Payment activity	Performing	436,601	459,908
Other loan receivables
Investment in term loans and interest receivable	Collateral	Performing(2)	119,385	188,616
Investment in term loans and interest receivable	Collateral	(3)	69,371	—
Loans to equity accounted investees and joint venture partners (1)	Other internal metrics	Performing	206,903	85,248
Long term receivable included in other assets	Payment activity	Performing	1,704	786

			833,964	734,558

(1)	The Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or Teekay Tangguh Subsidiary). During the year ended December 31, 2012, one of Teekay LNG’s joint venture partner’s parent company, PT Berlian Laju Tanker (or BLT), suspended trading on the Jakarta Stock Exchange and entered into a court-supervised restructuring under the Suspension of Payment process in Indonesia, in order to restructure its debts. The Company believes the loans to BLT and Teekay LNG’s joint venture partner, BLT LNG Tangguh Corporation, totaling $24.0 million as at December 31, 2012 (2011—$19.1 million) are collectible given the expected cash flows anticipated to be generated by the Teekay Tangguh Subsidiary that can be used to repay the loan and given the underlying collateral securing the loans to BLT.
(2)	Subsequent to December 31, 2012, the borrower did not pay in full the January 31, 2013 interest payment. It is expected that the Company will recover all amounts due under the loan agreements based upon cash flow generated by the borrower, financial support from the borrower’s ultimate parent company and the Company realizing the value of the primary collateral, two 2010-built Very Large Crude Carriers.
(3)	As of December 31, 2012, the estimated fair value of the asset that has been pledged as collateral for the loan is greater than 95% of the principal amount of the loan and unpaid interest. Subsequent to the end of the year, the borrower did not pay in full the January 31, 2013 interest payment. Based on a review of the borrower’s financial condition, it is expected that a full recovery of all amounts due under the loan agreement will be dependent upon cash flow generated by the borrower, financial support from the borrower’s ultimate parent company and the Company realizing the value of the primary collateral, a 2011-built Very Large Crude Carrier.

Joint ventures

The Company’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered an other than temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated statement of loss.

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and whether the contract qualifies for hedge accounting. The Company does not apply hedge accounting to its derivative instruments, except for certain foreign exchange currency contracts and certain types of interest rate swaps that it may enter into in the future (See Note 15).

When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, or repaid.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive loss in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the consolidated statements of loss. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings in the consolidated statements of loss. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item (e.g. general and administrative expense) item in the consolidated statements of loss. If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the consolidated statements of loss.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt, capital lease obligations, restricted cash deposits, non-designated bunker fuel swap contracts and forward freight agreements, and non-designated foreign exchange currency forward contracts are recorded in realized and unrealized gain (loss) on non-designated derivative instruments. Gains and losses from the Company’s hedge accounted foreign currency forward contracts are recorded primarily in vessel operating expenses and general and administrative expense. Gains and losses from the Company’s non-designated cross currency swap are recorded in foreign currency exchange (loss) gain in the consolidated statements of loss.

Goodwill and intangible assets

Goodwill is not amortized, but reviewed for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

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

The Company records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related equipment. Each period, the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability. As at December 31, 2012, the ARO and associated receivable which is recorded in other non-current assets from third parties were $24.7 million and $6.4 million, respectively (2011—$21.2 million and $6.1 million, respectively).

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

In 2005, the Company adopted the Vision Incentive Plan (or the VIP) to reward exceptional corporate performance and shareholder returns. This plan was designed to result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010; and (b) market value added from 2001 to 2010. In March 2008, an interim distribution was made to certain participants with a value of $13.3 million, paid in restricted stock units, with vesting of the interim distribution in three equal amounts on November 2008, November 2009 and November 2010. In September 2009, 187,400 restricted stock units, with two-year bullet vesting, were granted as the June 2009 New Participants Reserve Pool allocation under the VIP. The Plan terminated on December 31, 2010 and no final award was granted to participants. During the year ended December 31, 2012, the Company recorded an expense from the VIP of $nil ($1.3 million – 2011 and $2.4 million – 2010), which is included in general and administrative expense. As at December 31, 2012 and 2011, there was no VIP liability.

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

Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

The Company believes that it and its subsidiaries are not subject to taxation under the laws of the Republic of The Marshall Islands or Bermuda, or that distributions by its subsidiaries to the Company will be subject to any taxes under the laws of such countries, and that it qualifies for the Section 883 exemption under U.S. federal income tax purposes.

Accumulated other comprehensive (loss) income

The following table contains the changes in the balances of each component of accumulated other comprehensive income (loss) for the periods presented.

	Qualifying Cash Flow Hedging Instruments $	Pension Adjustments $	Unrealized Gain (Loss) on Available for Sale Marketable Securities $	Foreign Exchange Loss on Currency Translation $	Total $
Balance as of December 31, 2009	2,923	(10,294)	5,837	—	(1,534)
Other comprehensive (loss) income	(628)	(7,245)	1,236	—	(6,637)

Balance as of December 31, 2010	2,295	(17,539)	7,073	—	(8,171)
Other comprehensive loss	(2,601)	(5,402)	(7,729)	—	(15,732)

Balance as of December 31, 2011	(306)	(22,941)	(656)	—	(23,903)
Other comprehensive income	647	6,688	656	1,144	9,135

Balance as of December 31, 2012	341	(16,253)	—	1,144	(14,768)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Employee pension plans

The Company has defined contribution pension plans covering the majority of its employees. Pension costs associated with the Company’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. The Company also has defined benefit pension plans covering certain of its employees. The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The overfunded or underfunded status of the defined benefit pension plans are recognized as assets or liabilities in the consolidated balance sheet. The Company recognizes as a component of other comprehensive loss, the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs.

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

Adoption of new accounting pronouncements

In January 2012, the Company adopted an amendment to FASB ASC 820, Fair Value Measurement, which clarifies or changes the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. The adoption of this standard did not have an impact on the Company’s consolidated financial statements other than the disclosures as presented in note 3 – Financial Instruments.

2.	Segment Reporting

The Company is a leading provider of international crude oil and gas marine transportation services and also offers offshore oil production storage and offloading services, primarily under long-term fixed-rate contracts.

The Company has four reportable segments: its shuttle tanker and FSO segment (or Teekay Shuttle and Offshore), its FPSO segment (or Teekay Petrojarl), its liquefied gas segment (or Teekay Gas Services) and its conventional tanker segment (or Teekay Tanker Services). The Company’s shuttle tanker and FSO segment consists of shuttle tankers and FSO units. The Company’s FPSO segment consists of FPSO units and other vessels used to service its FPSO contracts. The Company’s liquefied gas segment consists of LNG and LPG carriers. The Company’s conventional tanker segment consists of conventional crude oil and product tankers that: (i) are subject to long-term, fixed-rate time-charter contracts, which have an original term of one year or more; (ii) operate in the spot tanker market; or (iii) are subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts, which have an original term of less than one year. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the years ended December 31, 2012, 2011, and 2010.

Year ended December 31, 2012	Shuttle Tanker and FSO Segment $	FPSO Segment $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Revenues	613,388	581,215	286,237	475,395	1,956,235
Voyage expenses	104,382	232	283	33,386	138,283
Vessel operating expenses	175,459	331,124	45,972	177,564	730,119
Time-charter hire expense	56,989	—	—	73,750	130,739
Depreciation and amortization	125,104	135,413	69,064	126,317	455,898
General and administrative (2)	54,139	68,035	21,969	58,824	202,967
Asset impairments	28,830	—	—	405,252	434,082
Net loss on sale of vessels and equipment	1,112	—	—	5,863	6,975
Restructuring charges	652	—	—	6,913	7,565

Income (loss) from vessel operations	66,721	46,411	148,949	(412,474)	(150,393)

Total assets of operating segments at December 31, 2012	1,709,674	2,824,832	3,148,037	2,037,394	9,719,938

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Year ended December 31, 2011	Shuttle Tanker and FSO Segment $	FPSO Segment $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Revenues	613,768	464,810	272,041	603,163	1,953,782
Voyage expenses	97,743	—	4,862	74,009	176,614
Vessel operating expenses	196,536	242,332	48,158	190,661	677,687
Time-charter hire expense	74,478	—	—	139,701	214,179
Depreciation and amortization	129,293	96,915	63,641	138,759	428,608
General and administrative (2)	60,359	52,854	20,586	89,817	223,616
Asset impairments	43,185	—	—	112,103	155,288
Net loss (gain) on sale of vessels and equipment	171	(4,888)	—	488	(4,229)
Bargain purchase gain	—	(68,535)	—	—	(68,535)
Goodwill impairment	—	—	—	36,652	36,652
Restructuring charges	5,351	—	—	139	5,490

Income (loss) from vessel operations	6,652	146,132	134,794	(179,166)	108,412

Total assets of operating segments at December 31, 2011	1,891,496	2,527,095	2,924,653	2,572,685	9,915,929

Year ended December 31, 2010	Shuttle Tanker and FSO Segment $	FPSO Segment $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Revenues (1)	622,195	463,931	248,378	761,249	2,095,753
Voyage expenses	111,003	—	29	134,065	245,097
Vessel operating expenses	182,614	209,283	46,497	192,153	630,547
Time-charter hire expense	89,768	—	—	196,224	285,992
Depreciation and amortization	127,438	95,784	62,904	154,579	440,705
General and administrative (2)	51,281	42,714	20,147	79,601	193,743
Asset impairments	19,480	—	—	31,730	51,210
Net (gain) loss on sale of vessels and equipment	—	—	(4,340)	2,280	(2,060)
Restructuring charges	704	—	394	15,298	16,396

Income (loss) from vessel operations	39,907	116,150	122,747	(44,681)	234,123

(1)	FPSO segment includes $59.2 million in revenue for the year ended December 31, 2010, related to operations in previous years as a result of executing a contract amendment in March 2010.
(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to amounts presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2012 $	December 31, 2011 $
Total assets of all segments	9,719,938	9,915,929
Cash	639,491	692,127
Accounts receivable and other assets	642,596	529,621

Consolidated total assets	11,002,025	11,137,677

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

(U.S. dollars in millions)	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Statoil ASA (1)	$299.1 or 15%	$283.7 or 15%	$330.4 or 16%
Petroleo Brasileiro SA (1)	$289.3 or 15%	$224.9 or 12%	$226.0 or 11%
BP PLC (2)	(3)	(3)	$222.2 or 11%

(1)	Shuttle tanker and FSO, FPSO and conventional tanker segments
(2)	Shuttle tanker and FSO, FPSO, liquefied gas and conventional tanker segments
(3)	Less than 10%

3.	Acquisitions

a)	FPSO Units and Investment in Sevan Marine ASA

On November 30, 2011, the Company acquired from Sevan Marine ASA (or Sevan) the FPSO unit Sevan Hummingbird (or Hummingbird Spirit) and its existing customer contract for approximately $184 million (including an adjustment for working capital) and made an investment of approximately $25 million to obtain a 40% ownership interest in a recapitalized Sevan. The Company also entered into a cooperation agreement with Sevan relating to joint marketing of offshore projects, the development of future projects, and the financing of such projects. Concurrently, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) acquired from Sevan the FPSO unit Sevan Piranema (or Piranema Spirit) and its existing customer contract for approximately $164 million (including an adjustment for working capital). The purchase price for the acquisitions of the Hummingbird Spirit, the Piranema Spirit and the investment in Sevan were paid in cash and financed by a combination of new debt facilities, a private placement of Teekay Offshore common units and existing liquidity.

On November 30, 2011, the Company also entered into an agreement to acquire the FPSO unit Sevan Voyageur (or Voyageur Spirit) and its existing customer contract from Sevan. The Company has agreed to acquire the Voyageur Spirit once the existing upgrade project is completed and the Voyageur Spirit commences operations under its customer contract, which occurred in April 2013. Under the terms of the agreement, the Company will pay Sevan $94 million to acquire the Voyageur Spirit, will assume the Voyageur Spirit’s existing $230.0 million credit facility, which had an outstanding balance of $220.5 million on November 30, 2011, and is responsible for all upgrade costs after November 30, 2011, which are estimated to be between $140 million and $150 million (see Note 16c). The Company has control over the upgrade project and has guaranteed the repayment of the existing credit facility. The Voyageur Spirit has been consolidated by the Company since November 30, 2011, as the Voyageur Spirit has been determined to be a variable interest entity (or VIE) and the Company has been determined to be the primary beneficiary. The following table summarizes the balance sheet of the Voyageur Spirit as at December 31, 2012:

$
ASSETS
Cash and cash equivalents	9,756
Other current assets	11,380
Vessels and equipment	455,819
Deferred tax assets	1,955

Total assets	478,910

LIABILITIES AND EQUITY
Accounts payable	18,359
Accrued liabilities	3,687
Long-term debt(note 8)	230,359
Derivative liabilities	4,509
Other long-term liabilities	13,344

Total liabilities	270,258
Total equity	208,652

Total liabilities and total equity	478,910

The 2007-built Piranema Spirit FPSO unit is currently operating under a long-term charter to Petrobras S.A. on the Piranema field located in the Brazil offshore region. The charter includes a firm contract period through March 2018, with up to 11 one-year extension options that includes cost-escalation clauses.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The 2008-built Hummingbird Spirit FPSO unit is currently operating under a charter to Centrica Energy Upstream on the Chestnut field in the UK sector of the North Sea. The charter was recently extended to December 2013 and thereafter, includes five three-month extension options.

The 2009-built Voyageur Spirit FPSO unit operated successfully on the Shelley field in the UK sector of the North Sea from August 2009 to August 2010. The unit under-went an upgrade prior to commencement of its charter contract with E.ON Ruhrgas UK E&P on the Huntington field in the UK sector of the North Sea. The charter commenced in April 2013 and has a firm period of five years, with extension options.

This transaction consolidates the industry in the harsh environment FPSO space, broadens the Company’s FPSO offering to include both ship shape and cylindrical FPSO solutions and was concluded at an attractive price. The Company recognized a total bargain purchase gain of $68.5 million related to the acquisition of the FPSO units and the 40% equity investment in Sevan. The gain has been recorded in the consolidated statements of loss for the year ended December 31, 2011.

During 2011, Sevan encountered severe financial difficulties following significant cost overruns on the upgrade of the Voyageur Spirit and was unable to service its existing financial obligations. The acceptance of the Company’s offer and the recognition of the bargain purchase gain, was in part due to the Company’s ability to structure the transaction in a way that would satisfy all the various stakeholders, including Sevan’s management, lenders, customers and shareholders, within a short time frame, the Company’s financial strength and limited competition in the transaction. As a result, the Company was able to purchase this business at a discount in this distressed acquisition situation.

The Company’s acquisition was accounted for using the purchase method of accounting, based upon estimates of fair value. The purchase price allocation was finalized in 2012 and there were changes to the preliminary fair values of the assets acquired and liabilities assumed by the Company. The changes are summarized in the table below. The Company’s 2011 consolidated financial statements were retroactively adjusted to include the impact of the revisions to the Company’s preliminary purchase price allocation. The operating results of the Hummingbird Spirit, Piranema Spirit and Voyageur Spirit are reflected in the Company’s consolidated financial statements from November 30, 2011, the effective date of acquisition. During the year ended December 31, 2011, the Company recognized $14.5 million of revenue and $68.4 million of net income, including the bargain purchase gain, resulting from these acquisitions. In addition, the Company incurred $1.1 million of acquisition-related expenses, which are reflected in general and administrative expenses.

The following table summarizes the preliminary and final purchase price allocation, which included the Voyageur Spirit VIE, by the Company at November 30, 2011:

	Preliminary $	Revisions $	Final $
ASSETS
Cash and cash equivalents	50,230	—	50,230
Other current assets	29,209	—	29,209
Vessels and equipment	869,952	22,400	892,352
Deferred income taxes	3,307	—	3,307
Investment in Sevan Marine	49,200	(12,100)	37,100
Other assets—long-term	659	—	659

Total assets acquired	1,002,557	10,300	1,012,857

Current liabilities	41,376	—	41,376
In-process revenue contracts	158,968	—	158,968
Long-term debt (note 8)	220,497	—	220,497
Other long-term liabilities	6,036	—	6,036
Non-controlling interest	144,600	—	144,600

Total liabilities assumed	571,477	—	571,477

Net assets acquired	431,080	—	441,380

Bargain purchase gain	(58,235)	(10,300)	(68,535)

Cash consideration	372,845	—	372,845

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The following table shows comparative summarized consolidated pro forma financial information for the Company for the years ended December 31, 2011 and 2010, giving effect to the Company’s acquisition of the Sevan FPSO units as if it had taken place on January 1, 2010:

	Pro Forma Year Ended December 31, 2011 (unaudited) $	Pro Forma Year Ended December 31, 2010 (unaudited) $
Revenues	2,109,929	2,284,336
Net loss	(372,132)	(176,456)
Loss per common share
- Basic	(5.03)	(3.79)
- Diluted	(5.03)	(3.79)

b)	Teekay LNG – Marubeni Joint Venture

In February 2012, a joint venture between the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) and Marubeni Corporation (or Teekay LNG-Marubeni Joint Venture) acquired a 100% interest in six LNG carriers from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from secured loan facilities and an aggregate of $266 million from equity contributions from Teekay LNG and Marubeni Corporation. Teekay LNG has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, deposited $30 million in a restricted cash account as security. Teekay LNG has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and, consequently, its share of the equity contribution was approximately $138.2 million. Teekay LNG also contributed an additional $5.8 million for its share of legal and financing costs. Teekay LNG financed this equity contribution by borrowing under its existing credit facilities. This jointly-controlled entity is accounted for using the equity method.

4.	Investment in Term Loans

In February 2011, Teekay made a $70 million term loan (or the 2011 Loan) to an unrelated ship-owner of a 2011-built Very Large Crude Carrier (or VLCC). The 2011 Loan bears interest at 9% per annum, which is payable quarterly. The 2011 Loan is repayable in full in February 2014. However, it may be repaid prior to maturity at the option of the borrower. The 2011 Loan is collateralized by a first-priority mortgage on the VLCC, together with other related collateral.

In July 2010, the Company’s subsidiary Teekay Tankers Ltd. (or Teekay Tankers) acquired two term loans with a total principal amount outstanding of $115.0 million for a total cost of $115.6 million (the Loans). The Loans bear interest at an annual interest rate of 9% per annum, and include a repayment premium feature which provides a total investment yield of approximately 10% per annum. The 9% interest income is received in quarterly installments and the Loans and repayment premium are payable in full at maturity in July 2013 when the repayment premium of 3% is calculated on the principal amount of the Loan outstanding at maturity. As at December 31, 2012 and 2011, the repayment premium included in the principal balance was $2.7 million and $1.5 million, respectively. The Loans are collateralized by first-priority mortgages on two 2010-built VLCCs owned by a shipowner based in Asia, together with other related security. The Loans can be repaid prior to maturity, at the option of the borrower.

The borrower on the 2011 Loan and the Loans is facing financial difficulty and subsequent to December 31, 2012 has defaulted on its interest payment obligations since January 31, 2013. If the borrower continues to be unable to make interest payments or to repay principal under these term loans, Teekay and Teekay Tankers may need to seek to foreclose on the security interests in the VLCCs.

Interest income in respect of the investments in the term loans is included in revenues in the consolidated statements of loss. As at December 31, 2012 and 2011, $2.8 million and $2.8 million, respectively, in interest receivable from the investment in these term loans were recorded in the consolidated balance sheets as accounts receivable.

The maximum potential loss relating to these loans is the Company’s original investment of $185.6 million and any unpaid interest, less the realized value of the underlying collateral.

5.	Financing Transactions

Teekay LNG and Teekay Offshore are limited partnerships formed by the Company as part of its strategy to expand its operations primarily in the LNG and LPG shipping sector (Teekay LNG) and to expand its operations in the offshore oil marine transportation, production, processing and storage sectors (Teekay Offshore). Teekay Tankers is a corporation formed by the Company to provide international marine transportation of crude oil and refined products. As of December 31, 2012, Teekay owned a 37.5% interest in Teekay LNG (40.1%—December 31, 2011), including common units and its 2% general partner interest, a 29.4% interest in Teekay Offshore (33.0%—December 31, 2011), including common units and its 2% general partner interest and 25.1% of the capital stock of Teekay Tankers (26.0%—December 31, 2011), including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. Teekay maintains control of Teekay LNG and Teekay Offshore by virtue of its control of the general partner of each partnership and thus consolidates these subsidiaries. Teekay has entered into an omnibus agreement with Teekay LNG and Teekay Offshore to govern, among other things, when the Company, Teekay LNG and Teekay Offshore may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. In addition, Teekay has entered into a non-competition agreement with Teekay Tankers, which provides Teekay Tankers with a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities developed by Teekay for a period of three years from June 2012.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

During the years ended December 31, 2012, 2011, and 2010, the Company’s publicly traded subsidiaries, Teekay Tankers, Teekay Offshore and Teekay LNG completed the following public offerings and equity placements:

	Total Proceeds Received $	Less: Teekay Corporation Portion $	Offering Expenses $	Net Proceeds Received $
2012
Teekay Offshore Public Offerings	219,474	(4,389)	(8,164)	206,921
Teekay Offshore Direct Equity Placement	45,919	(919)	—	45,000
Teekay Tankers Public Offerings	69,000	—	(3,229)	65,771
Teekay LNG Public Offering	189,243	(3,784)	(6,927)	178,532
2011
Teekay Tankers Public Offerings	112,054	—	(4,820)	107,234
Teekay Offshore Private Equity Placement	420,145	(230,144)	(279)	189,722
Teekay LNG Public Offerings	356,133	(7,123)	(14,909)	334,101
2010
Teekay Offshore Public Offerings	419,989	(8,400)	(18,645)	392,944
Teekay Tankers Public Offerings	243,977	(32,000)	(9,279)	202,698
Teekay LNG Direct Equity Placement	51,020	(1,020)	—	50,000

(1)	Consists of the portion Teekay Corporation subscribed for in the public offering or equity placement.

As a result of the public offerings and equity placements of Teekay Tankers, Teekay Offshore and Teekay LNG, the Company recorded increases to retained earnings of $88.7 million (2012), $124.2 million (2011) and $123.2 million (2010). These amounts represent Teekay’s dilution gains from the issuance of units and shares in these consolidated subsidiaries.

6.	Goodwill, Intangible Assets and In-Process Revenue Contracts

Goodwill

The carrying amount of goodwill for the years ended December 31, 2012 and 2011, for the Company’s reportable segments are as follows:

	Shuttle Tanker and FSO Segment $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Balance as of December 31, 2010	130,908	35,631	36,652	203,191
Goodwill impairment	—	—	(36,652)	(36,652)

Balance as of December 31, 2011 and 2012	130,908	35,631	—	166,539

A goodwill impairment charge of $36.7 million was recognized in the Company’s consolidated statements of loss for the year ended December 31, 2011 in respect of its Suezmax tanker reporting unit. The fair value of this reporting unit was determined using the present value of expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon existing contracts, future tanker market rates, historical experience, financial forecasts and industry trends and conditions. The recognition of the goodwill impairment charge was driven by the continuing weak tanker market, which has largely been caused by an oversupply of vessels relative to demand.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Intangible Assets

As at December 31, 2012, the Company’s intangible assets consisted of:

	Weighted-Average Amortization Period (Years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Customer contracts	13.7	316,684	(191,587)	125,097
Other intangible assets	0.9	1,280	(241)	1,039

	13.6	317,964	(191,828)	126,136

As at December 31, 2011 the Company’s intangible assets consisted of:

	Weighted-Average Amortization Period (Years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Customer contracts	15.6	329,815	(194,266)	135,549
Other intangible assets	4.5	11,430	(10,237)	1,193

	15.2	341,245	(204,503)	136,742

Aggregate amortization expense of intangible assets for the year ended December 31, 2012, was $17.2 million (2011—$19.1 million, 2010—$26.2 million), which is included in depreciation and amortization. Amortization of intangible assets for the five years following 2012 is expected to be $18.4 million (2013), $13.0 million (2014), $11.9 million (2015), $10.9 million (2016), $9.9 million (2017) and $62.0 million (thereafter). During the year ended December 31, 2012, unfavorable customer contracts with a carrying value of $5.9 million were reclassified from intangible assets to in-process revenue contracts.

During 2010, the Company recognized $31.7 million in write-downs of three vessel purchase options and certain in-charter customer contracts. The vessel purchase options and in-charter contracts either expired unexercised or were unlikely to be exercised by the Company.

In-Process Revenue Contracts

As part of the Company’s acquisition of FPSO units from Sevan and its previous acquisitions of Petrojarl ASA (subsequently renamed Teekay Petrojarl AS, or Teekay Petrojarl) and 50% of OMI Corporation (or OMI), the Company assumed certain FPSO contracts and time charter-out contracts with terms that were less favorable than the then prevailing market terms. At the time of the acquisitions, the Company recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the estimated remaining terms of the contracts on a weighted basis based on the projected revenue to be earned under the contracts.

Amortization of in-process revenue contracts for the year ended December 31, 2012 was $72.9 million (2011—$46.4 million, 2010—$48.3 million), which is included in revenues on the consolidated statements of loss. Amortization for the five years following 2012 is expected to be $61.7 million (2013), $40.2 million (2014), $19.8 million (2015), $19.8 million (2016), $19.8 million (2017) and $80.3 million (thereafter).

7.	Accrued Liabilities

	December 31, 2012 $	December 31, 2011 $
Voyage and vessel expenses	144,250	209,058
Interest	66,125	63,310
Payroll and benefits and other	100,452	83,528
Deferred revenue	52,391	38,690

	363,218	394,586

8.	Long-Term Debt

	December 31, 2012	December 31, 2011
	$	$
Revolving Credit Facilities	1,627,979	2,244,634
Senior Notes (8.5%) due January 15, 2020	447,115	446,825
Norwegian Kroner-denominated Bonds due through May 2017	467,223	100,417
U.S. Dollar-denominated Term Loans due through 2021	2,432,374	2,069,860
U.S. Dollar-denominated Term Loan Variable Interest Entity due October 2016	230,359	220,450
Euro-denominated Term Loans due through 2023	341,382	348,905
U.S. Dollar-denominated Unsecured Demand Loans due to Joint Venture Partners	13,282	13,282

Total	5,559,714	5,444,373
Less current portion	797,411	401,376

Long-term portion	4,762,303	5,042,997

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

As of December 31, 2012, the Company had 15 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $2.8 billion, of which $1.2 billion was undrawn. Interest payments are based on LIBOR plus margins; at December 31, 2012, and December 31, 2011, the margins ranged between 0.45% and 3.25%. At December 31, 2012, and December 31, 2011, the three-month LIBOR was 0.31% and 0.58%, respectively. The total amount available under the Revolvers reduces by $740.8 million (2013), $741.3 million (2014), $226.4 million (2015), $346.4 million (2016), $463.0 million (2017) and $321.0 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 58 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

The Company’s 8.5% senior unsecured notes (or the 8.5% Notes) are due January 15, 2020 with a principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted through the maturity date of the notes using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the 8.5% Notes. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date. In addition, at any time or from time to time prior to January 15, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 8.5% Notes issued under the indenture with the net cash proceeds of one or more qualified equity offerings at a redemption price equal to 108.5% of the principal amount of the 8.5% Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date, provided certain conditions are met. No such redemptions had been made as at December 31, 2012.

In November 2010, Teekay Offshore issued in the Norwegian bond market NOK 600 million of senior unsecured bonds that mature in November 2013. As at December 31, 2012, the carrying amount of the bonds was $107.8 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the bonds are based on NIBOR plus a margin of 4.75%. Teekay Offshore entered into a cross currency rate swap to swap all interest and payments into U.S. Dollars with interest rate payments swapped from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04% and the transfer of the principal amount fixed at $98.5 million upon maturity in exchange for NOK 600 million. Teekay Offshore also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. The floating LIBOR rate receivable from the interest rate swap is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case Teekay Offshore’s related interest rate effectively floats at LIBOR, but reduced by 2.38% (see Note 15).

In January 2012, Teekay Offshore issued in the Norwegian bond market NOK 600 million of senior unsecured bonds that mature in January 2017. As at December 31, 2012, the carrying amount of the bonds was approximately $107.8 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. Teekay Offshore entered into a cross currency rate swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount fixed at $101.4 million upon maturity in exchange for NOK 600 million (see Note 15).

In May 2012, Teekay LNG issued in the Norwegian bond market NOK 700 million of senior unsecured bonds that mature in May 2017. As at December 31, 2012, the carrying amount of the bonds was $125.8 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.25%. Teekay LNG entered into a cross currency rate swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88%, and the transfer of principal fixed at $125.0 million upon maturity in exchange for NOK 700 million (see Note 15).

In October 2012, Teekay issued in the Norwegian bond market NOK 700 million of senior unsecured bonds that mature in October 2015. As at December 31, 2012, the carrying amount of the bonds was $125.8 million. The Company has applied to list the bonds on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.75%. Teekay entered into a cross currency rate swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 5.52%, and the transfer of principal fixed at $122.8 million upon maturity in exchange for NOK 700 million (see Note 15).

As of December 31, 2012, the Company had 18 U.S. Dollar-denominated term loans outstanding, which totaled $2.4 billion (December 31, 2011– $2.1 billion). Certain of the term loans with a total outstanding principal balance of $328.0 million as at December 31, 2012 (December 31, 2011– $372.7 million) bear interest at a weighted-average fixed rate of 5.3% (December 31, 2011 – 5.3%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At December 31, 2012 and December 31, 2011, the margins ranged between 0.3% and 4.25%, and between 0.3% and 4.00%, respectively. At December 31, 2012 and December 31, 2011, the three-month LIBOR was 0.31% and 0.58%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 17 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 36 (December 31, 2011 – 33) of the Company’s vessels, together with certain other security. In addition, at December 31, 2012, all but $107.0 million (December 31, 2011 – $119.4 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

The Voyageur Spirit FPSO unit has been consolidated by the Company effective November 30, 2011, as the Voyageur Spirit has been determined to be a VIE and the Company has been determined to be the primary beneficiary (see Note 3a). As a result, the Company has included the Voyageur Spirit’s existing U.S. Dollar-denominated term loan (VIE term loan) outstanding, which, as at December 31, 2012, totaled

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

$230.4 million (December 31, 2011 – $220.5 million). Interest payments on the VIE term loan are based on LIBOR plus a margin of 2.95% and are paid quarterly. The VIE term loan is collateralized by a first-priority mortgage on the Voyageur Spirit, together with certain other security. The Company has guaranteed the repayment of the existing credit facility.

The Company has two Euro-denominated term loans outstanding, which, as at December 31, 2012, totaled 258.8 million Euros ($341.4 million) (December 31, 2011 – 269.2 million Euros ($348.9 million)). The Company is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At December 31, 2012, and December 31, 2011, the margins ranged between 0.6% and 2.25% and the one-month EURIBOR at December 31, 2012, was 0.1% (December 31, 2011 – 1.02%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans and Norwegian Kroner-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s Norwegian Kroner-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized foreign exchange loss of $12.9 million (2011 – $12.7 million gain, 2010 – $32.0 million gain).

The Company has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at December 31, 2012, totaled $13.3 million (2011 – $13.3 million), including accrued interest. Interest payments on the loan are based on a fixed interest rate of 4.84%. This loan is repayable on demand no earlier than February 27, 2027.

The weighted-average effective interest rate on the Company’s aggregate long-term debt as at December 31, 2012 was 2.9% (December 31, 2011 – 2.6%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to December 31, 2012, are $797.4 million (2013), $1,208.2 million (2014), $442.6 million (2015), $390.2 million (2016), $1,004.2 million (2017) and $1.7 billion (thereafter).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at December 31, 2012 these ratios ranged from 113.2 % to 284.0% compared to their minimum required ratios of 105% and 115%. The vessel values used in these ratios are appraised values prepared by the Company based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at December 31, 2012 and December 31, 2011, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at December 31, 2012, this aggregate amount was $319.1 million (December 31, 2011—$318.3 million).

As at December 31, 2012, the Company was in compliance with all covenants required by its credit facilities and other long-term debt.

9.	Operating and Direct Financing Leases

Charters-in

As at December 31, 2012, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $153.8 million, comprised of $84.4 million (2013), $35.0 million (2014), $15.8 million (2015), $9.1 million (2016), $9.1 million (2017) and $0.4 million (thereafter). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

Charters-out

Time-charters and bareboat charters of the Company’s vessels to third parties (except as noted below) are accounted for as operating leases. Certain of these charters provide the charterer with the option to acquire the vessel or the option to extend the charter. As at December 31, 2012, minimum scheduled future revenues to be received by the Company on time-charters and bareboat charters then in place were approximately $9.8 billion, comprised of $1.1 billion (2013), $1.2 billion (2014), $1.2 billion (2015), $1.0 billion (2016), $1.0 billion (2017) and $4.3 billion (thereafter). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2012, revenue from unexercised option periods of contracts that existed on December 31, 2012 or variable or contingent revenues. In addition, minimum scheduled future revenues presented in this paragraph have been reduced by estimated off-hire time for scheduled periodic maintenance. The amounts may vary given future events such as unscheduled vessel maintenance.

The carrying amount of the vessels accounted for as operating leases at December 31, 2012, was $6.1 billion (2011—$5.3 billion). The cost and accumulated depreciation of the vessels employed on operating leases as at December 31, 2012 were $7.8 billion (2011—$7.2 billion) and $1.7 billion (2011—$1.9 billion), respectively.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Operating Lease Obligations

Teekay Tangguh Subsidiary

The Company’s subsidiary Teekay LNG owns a 99% interest in Teekay Tangguh, which owns a 70% interest in Teekay Tangguh Subsidiary, essentially giving Teekay LNG a 69% interest in the Teekay Tangguh Subsidiary. As at December 31, 2012, the Teekay Tangguh Subsidiary was a party to operating leases whereby it is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company (or Head Leases). The Teekay Tangguh Subsidiary is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Subsidiary. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Teekay Tangguh Subsidiary’s carrying amount of this tax indemnification as at December 31, 2012 and December 31, 2011 was $9.4 million and $9.9 million, respectively, and is included as part of other long-term liabilities in the consolidated balance sheets of the Company. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Subsidiary may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Subsidiary will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

As at December 31, 2012, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

Year	Head Lease Receipts (1)	Sublease Payments(1)(2)
2013	28,843	24,779
2014	28,828	24,779
2015	22,188	24,779
2016	21,242	24,779
2017	21,242	24,779
Thereafter	239,063	278,884

Total	$361,406	$402,779

(1)	The Head Leases are fixed-rate operating leases while the Subleases have a small variable-rate component. As at December 31, 2012, the Teekay Tangguh Subsidiary had received $149.0 million of aggregate Head Lease receipts and had paid $90.6 million of aggregate Sublease payments. The portion of the Head Lease receipts that haven’t been recognized into earnings are deferred and amortized on a straight line basis over the lease terms and as at December 31, 2012, $39.1 million of Head Lease receipts had been deferred and included in other long-term liabilities in the Company’s consolidated balance sheets.
(2)	The amount of payments under the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.

Net Investment in Direct Financing Leases

The time-charters for two of the Company’s LNG carriers, one FSO unit and equipment that reduce volatile organic compound emissions (or VOC equipment) are accounted for as direct financing leases. The following table lists the components of the net investments in direct financing leases:

	December 31, 2012 $	December 31, 2011 $
Total minimum lease payments to be received	675,013	741,604
Estimated unguaranteed residual value of leased properties	203,465	203,465
Initial direct costs and other	1,409	1,636
Less unearned revenue	(443,286)	(486,797)

Total	436,601	459,908
Less current portion	12,303	23,171

Long-term portion	424,298	436,737

As at December 31, 2012, minimum lease payments to be received by the Company in each of the next five years following 2012 were $50.1 million (2013), $48.7 million (2014), $47.8 million (2015), $47.9 million (2016), and $43.0 million (2017). The VOC equipment lease is scheduled to expire in 2014, the FSO contract is scheduled to expire in 2017, and the LNG time-charters are both scheduled to expire in 2029.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

10.	Capital Lease Obligations and Restricted Cash

Capital Lease Obligations

	December 31, 2012 $	December 31, 2011 $
RasGas II LNG Carriers	472,085	471,397
Suezmax Tankers	165,489	175,650

Total	637,574	647,047
Less current portion	70,272	47,203

Long-term portion	567,302	599,844

RasGas II LNG Carriers. As at December 31, 2012, the Company was a party, as lessee, to 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Company Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of Exxon Mobil Corporation. The Company has a 70% share in the leases for the RasGas II LNG Carriers.

Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. The Company’s carrying amount of the tax indemnification guarantee as at December 31, 2012 was $15.5 million and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.

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

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2012, the commitments under these capital leases approximated $977.1 million, including imputed interest of $505.0 million, repayable as follows:

Year	Commitment
2013	$24,000
2014	$24,000
2015	$24,000
2016	$24,000
2017	$24,000
Thereafter	$857,128

As the payments in the next five years only cover a portion of the estimated interest expense, the lease obligation will continue to increase. Starting in 2024, the lease payments will increase to cover both interest and principal to commence reduction of the principal portion of the lease obligations.

Suezmax Tankers. As at December 31, 2012, the Company was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements the Company is required to purchase these vessels for a fixed price, at the option of the lessor. During 2012, the lessor extended the term of one of the five leases and has deferred its option to sell all five vessels to the Company until 2014. However, the Company expects the charterer to exercise its option to terminate their charter contracts on two of the Suezmax tankers in 2013. If this occurs, the capital leases for these two vessels will concurrently terminate and it is expected that the vessels will be sold to a third party. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases. However, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company.

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

As at December 31, 2012 and 2011, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $475.5 million and $476.1 million, respectively. As at December 31, 2012 and 2011, the weighted-average interest rates earned on the deposits were 0.4% and 0.3%, respectively. These rates do not reflect the effect of related interest rate swaps (see Note 15).

The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which totaled $58.3 million and $21.1 million as at December 31, 2012 and 2011, respectively.

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

Vessels and equipment and vessels held for sale – The estimated fair value of the Company’s vessels and equipment and vessels held for sale is determined based on discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company.

Investment in term loans –The fair value of the Company’s investment in term loans is estimated using a discounted cash flow analysis, based on current rates currently available for debt with similar terms and remaining maturities. In addition, an assessment of the credit worthiness of the borrower and the value of the collateral is taken into account when determining the fair value.

Loans to equity accounted investees and joint venture partners – The fair value of the Company’s loans to joint ventures and joint venture partners approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term debt – The fair value of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Derivative instruments – The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, foreign exchange rates, and the current credit worthiness of both the Company and the derivative counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. For the Foinaven FPSO embedded derivative, the calculation of the fair value takes into account the fixed rate in the contract, current interest rates and foreign exchange rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

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

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at a fair value on a recurring basis.

		December 31, 2012		December 31, 2011
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	1,178,118	1,178,118	1,200,063	1,200,063
Derivative instruments(note 15)
Interest rate swap agreements—assets(1)	Level 2	165,688	165,688	159,603	159,603
Interest rate swap agreements—liabilities(1)	Level 2	(667,825)	(667,825)	(707,437)	(707,437)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Cross currency interest swap agreement	Level 2	13,886	13,886	2,677	2,677
Foreign currency contracts	Level 2	2,885	2,885	(4,362)	(4,362)
Foinaven embedded derivative	Level 2	—	—	3,385	3,385
Non-recurring
Vessels and equipment(note 18b)	Level 2	287,983	287,983	118,682	118,682
Equity accounted investments(2)	Level 3	—	—	9,623	9,623
Vessels held for sale(note 18b)	Level 2	22,364	22,364	19,000	19,000
Other
Investment in term loans	Level 3	188,756	186,048	189,666	190,939
Loans to equity accounted investees and joint venture partners—Current	Level 3	139,183	139,183	—	—
Loans to equity accounted investees and joint venture partners—Long-term	(3)	67,720	(3)	85,248	(3)
Long-term debt—public(note 8)	Level 1	(914,338)	(949,326)	(547,242)	(533,999)
Long-term debt—non-public(note 8)	Level 2	(4,645,376)	(4,329,117)	(4,897,131)	(4,538,215)

(1)	The fair value of the Company’s interest rate swap agreements at December 31, 2012 includes $21.6 million (December 31, 2011- $24.5 million) of net accrued interest which is recorded in accrued liabilities and accounts receivable on the consolidated balance sheets.
(2)	The fair value measurement used to determine the impairment of the investment in Petrotrans Holdings Ltd. (or PTH) was based upon the estimated liquidation values of the underlying net assets of the investment.
(3)	In these consolidated financial statements, the Company’s loans to and equity investments in equity accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. In addition, the loans to joint venture partners together with the joint venture partner’s equity investment in joint venture form the net aggregate carrying value of the joint venture partner’s interest in the joint venture. The fair value of the individual components of such aggregate interests is not determinable.

12.	Capital Stock

The authorized capital stock of Teekay at December 31, 2012 and 2011, was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During 2012, the Company issued 1.0 million common shares upon the exercise of stock options and restricted stock units and awards, and had no share repurchases of common shares. During 2011, the Company issued 0.6 million common shares upon the exercise of stock options and restricted stock units and awards, and had share repurchases of 3.9 million common shares. As at December 31, 2012, Teekay had issued 70,203,388 shares of Common Stock (2011 – 74,391,691) and no shares of Preferred Stock issued. As at December 31, 2012, Teekay had 69,704,188 shares of Common Stock outstanding (2011 – 68,732,341).

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

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market, subject to cancellation upon approval by the Board of Directors. As at December 31, 2012, Teekay had repurchased approximately 5.2 million shares of Common Stock for $162.3 million pursuant to such authorizations. The total remaining share repurchase authorization at December 31, 2012, was $37.7 million.

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Stock-based compensation

As at December 31, 2012, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 8,924,470 shares of Common Stock (2011 – 9,895,787) for issuance upon exercise of options or equity awards granted or to be granted. During the years ended December 31, 2012, 2011, and 2010, the Company granted options under the Plans to acquire up to 432,971, 95,604, and 733,167 shares of Common Stock, respectively, to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All options outstanding as of December 31, 2012, expire between March 6, 2013 and March 6, 2022, ten years after the date of each respective grant. In March 2013, the Company adopted a 2013 Equity Incentive Plan and suspended the 2003 Equity Incentive Plan.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2012, 2011, and 2010, are as follows:

	December 31, 2012		December 31, 2011		December 31, 2010
	Options	Weighted- Average	Options	Weighted- Average	Options	Weighted- Average
	(000’s)	Exercise Price	(000’s)	Exercise Price	(000’s)	Exercise Price
	#	$	#	$	#	$
Outstanding—beginning of year	5,713	32.47	6,123	31.54	5,983	31.46
Granted	433	27.69	96	34.93	733	24.42
Exercised	(733)	15.85	(363)	16.14	(380)	15.12
Forfeited / expired	(128)	31.81	(143)	33.11	(213)	29.00

Outstanding—end of year	5,285	34.40	5,713	32.47	6,123	31.54

Exercisable—end of year	4,561	35.54	4,656	35.40	3,963	36.80

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2012, 2011 and 2010, are as follows:

	December 31, 2012		December 31, 2011		December 31, 2010
	Options	Weighted- Average	Options	Weighted- Average		Weighted- Average
	(000’s)	Grant Date Fair Value	(000’s)	Grant Date Fair Value	(000’s)	Grant Date Fair Value
	#	$	#	$	#	$
Outstanding non-vested stock options—beginning of year	1,057	6.40	2,160	6.36	2,684	6.56
Granted	433	8.72	96	11.27	733	8.16
Vested	(747)	5.44	(1,071)	6.18	(1,084)	7.48
Forfeited	(20)	8.24	(128)	11.47	(173)	10.06

Outstanding non-vested stock options—end of year	723	8.74	1,057	6.40	2,160	6.36

The weighted average grant date fair value for options forfeited in 2012 was $0.8 million (2011—$1.2 million).

As of December 31, 2012, there was $2.3 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation is expected to be $1.3 million (2013), and $1.0 million (2014). During the years ended December 31, 2012, 2011, and 2010, the Company recognized $2.9 million, $5.3 million and $8.1 million, respectively, of compensation cost relating to stock options granted under the Plans. The intrinsic value of options exercised during 2012 was $11.9 million (2011—$3.8 million; 2010—$6.8 million).

As at December 31, 2012, the intrinsic value of the outstanding in–the-money stock options was $22.0 million (2011—$20.9 million) and exercisable stock options was $18.3 million (2011—$12.6 million). As at December 31, 2012, the weighted-average remaining life of options vested and expected to vest was 5.0 years (2011 – 5.4 years).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2012 are as follows:

	Outstanding Options			Exercisable Options
	Options (000’s)	Weighted- Average Remaining Life	Weighted- Average Exercise Price	Options (000’s)	Weighted- Average Remaining Life	Weighted- Average Exercise Price
Range of Exercise Prices	#	(Years)	$	#	(Years)	$
$10.00 – $14.99	689	6.2	11.84	689	6.2	11.84
$15.00 – $19.99	107	0.2	19.59	107	0.2	19.59
$20.00 – $24.99	626	7.1	24.39	392	7.1	24.37
$25.00 – $29.99	433	9.2	27.69	—	—	—
$30.00 – $34.99	429	2.6	33.84	373	1.8	33.67
$35.00 – $39.99	741	3.3	38.98	741	3.3	38.98
$40.00 – $44.99	1,246	5.2	40.41	1,246	5.2	40.41
$45.00 – $49.99	345	2.2	46.80	345	2.2	46.80
$50.00 – $59.99	666	4.2	51.40	666	4.2	51.40
$60.00 – $64.99	3	4.3	60.96	3	4.3	60.96

	5,285	5.0	34.40	4,562	4.4	35.54

The weighted-average grant-date fair value of options granted during 2012 was $8.72 per option (2011—$11.27, 2010—$8.16). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 54.8% in 2012, 53.6% in 2011 and 52.7% in 2010; expected life of four years; dividend yield of 4.4% in 2012, 3.8% in 2011 and 3.3% in 2010; risk-free interest rate of 2.1% in 2012, 2.1% in 2011, and 2.6% in 2010; and estimated forfeiture rate of 12% in 2012, 11.2% in 2011 and 9.8% in 2010. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

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

During 2012, the Company granted 268,595 restricted stock units with a fair value of $7.4 million and 67,870 performance share units with a fair value of $2.5 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees and directors. During 2012, 334,256 restricted stock units with a market value of $9.0 million vested and that amount was paid to grantees by issuing 200,024 shares of common stock, net of withholding taxes. During 2011, the Company granted 358,180 restricted stock units with a fair value of $12.5 million and 73,349 performance share units with a fair value of $3.7 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees and directors. During 2011, 214,863 restricted stock units with a market value of $4.9 million vested and that amount was paid to grantees by issuing 131,682 shares of common stock, net of withholding taxes. During 2010, the Company granted 263,620 restricted stock units with a fair value of $6.4 million and 87,054 performance share units with a fair value of $3.5 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees and directors. During 2010, 227,165 restricted stock units with a market value of $4.9 million vested and that amount was paid to grantees by issuing 148,518 shares of common stock, net of withholding taxes. For the year ended December 31, 2012, the Company recorded an expense of $7.7 million (2011—$12.5 million, 2010—$4.8 million) related to the restricted stock units.

During 2012, the Company also granted 23,563 (2011 – 29,663 and 2010 – 27,028) shares of restricted stock awards with a fair value of $0.7 million, based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted.

In March 2011, the Company incurred a one-time $11.0 million increase to the pension plan benefits of Bjorn Moller, who retired from his position as the Company’s President and Chief Executive Officer on April 1, 2011. The additional pension benefit was in recognition of Mr. Moller’s service to the Company. In addition, the Company recognized a compensation expense of approximately $4.7 million which related to the portion of Mr. Moller’s previously unvested outstanding stock-based compensation grants that vested on the date of his retirement. The total compensation expense related to Mr. Moller’s retirement of $15.7 million was recorded in general and administrative expense in the consolidated statements of loss for the year ended December 31, 2011.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

13.	Related Party Transactions

As at December 31, 2012, Resolute Investments, Ltd. (or Resolute) owned 44.9% (2011 – 45.5%, 2010 – 42.3%) of the Company’s outstanding Common Stock. One of the Company’s directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of the Company’s directors, Axel Karlshoej, is among the directors of Path Spirit Limited, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. The Company’s Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies.

14.	Other Income

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Gain on sale of other assets	2,217	—	—
Volatile organic compound emission plant lease income	1,220	2,900	4,714
(Loss) gain on sale of marketable securities	(2,560)	3,372	1,805
Miscellaneous (loss) income	(511)	6,088	1,008
Loss on notes repurchase	—	—	(12,645)

Other income (loss)	366	12,360	(5,118)

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

As at December 31, 2012, the Company was committed to the following foreign currency forward contracts:

			Fair Value /Carrying Amount
	Contract Amount in Foreign Currency (millions)	Average Forward Rate (1)	of Asset (Liability)		Expected Maturity
			Hedge	Non-hedge	2013
			$	$	$
			(in millions of U.S. Dollars)		(in millions of U.S. Dollars)
Norwegian Kroner	201.0	5.93	—	2.1	33.9
Euro	9.8	0.76	—	(0.1)	13.0
Canadian Dollar	9.3	1.01	0.2	—	9.2
British Pound	11.3	0.64	0.3	0.4	17.6

			0.5	2.4	73.7

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in Norwegian Kroner (or NOK) on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in Norwegian Kroner based on NIBOR plus a margin for a payment of US Dollar fixed interest or US Dollar floating interest based on LIBOR plus a margin. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s Norwegian Kroner bonds due in 2013, 2015 and 2017. In addition, the cross currency swaps due in 2015 and 2017 economically hedges the interest rate exposure on the Norwegian Kroner bonds due in 2015 and 2017. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its Norwegian Kroner bonds due in 2013, 2015 and 2017. As at December 31, 2012, the Company was committed to the following cross currency swaps:

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

	Notional Amount	Notional Amount	Floating Rate Receivable		Floating Rate Payable			Fair Value / Carrying Amount of Asset /
Maturity			Reference		Reference		Fixed Rate
Date	NOK	USD	Rate	Margin	Rate	Margin	Payable	Liability
2013	600,000	98,500	NIBOR	4.75%	LIBOR	5.04%	(1)	9,890
2015	700,000	122,800	NIBOR	4.75%			5.52%	3,075
2017	600,000	101,400	NIBOR	5.75%			7.49%	3,545
2017	700,000	125,000	NIBOR	5.25%			6.88%	(2,624)

								13,886

(1)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5% (see next section).

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

As at December 31, 2012, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	412,880	(110,590)	24.1	4.9
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	3,170,273	(515,124)	7.9	4.1
U.S. Dollar-denominated interest rate swaps (4)	LIBOR	98,500	(782)	0.9	1.1
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	469,260	165,688	24.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (5) (6)	EURIBOR	341,382	(41,329)	11.5	3.1

		4,492,295	(502,137)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of December 31, 2012, ranged from 0.3% to 4.25%.
(2)	Principal amount reduces quarterly.
(3)	Principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.
(4)	The floating LIBOR rate receivable is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case the Company’s related interest rate effectively floats at LIBOR reduced by 2.38%.
(5)	Principal amount reduces monthly to 70.1 million Euros ($92.5 million) by the maturity dates of the swap agreements.
(6)	Principal amount is the U.S. Dollar equivalent of 258.8 million Euros.

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

	Current			Current
	Portion of			Portion of
	Derivative	Derivative	Accrued	Derivative	Derivative
	Assets	Assets	Liabilities	Liabilities	Liabilities
As at December 31, 2012
Derivatives designated as a cash flow hedge:
Foreign currency contracts	441	—	—	(1)	—
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	2,506	—	—	(60)	—
Interest rate swap agreements	16,927	144,247	(22,312)	(115,774)	(525,225)
Cross currency swap agreements	11,795	4,334	719	—	(2,962)

	31,669	148,581	(21,593)	(115,835)	(528,187)

As at December 31, 2011
Derivatives designated as a cash flow hedge:
Foreign currency contracts	1,551	28	—	(1,192)	(264)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	2,592	3	—	(6,248)	(832)
Interest rate swap agreements	15,608	139,651	(24,750)	(109,897)	(568,446)
Cross currency swap agreements	1,576	875	225	—	—
Foinaven embedded derivative	3,385	—	—	—	—

	24,712	140,557	(24,525)	(117,337)	(569,542)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency contracts designated and qualifying as cash flow hedges that was recognized in (1) accumulated other comprehensive income (loss) (or AOCI), (2) recorded in accumulated other comprehensive income (loss) during the term of the hedging relationship and reclassified to earnings, and (3) the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Year Ended December 31, 2012				Year Ended December 31, 2011
Balance Sheet (AOCI)	Statement of Loss			Balance Sheet (AOCI)	Statement of Loss
Effective Portion	Effective	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion
2,412	—	—	Vessel operating expenses	2,007	918	(568)	Vessel operating expenses
	1,436	(660)	General and administrative expenses		4,636	(223)	General and administrative expenses

2,412	1,436	(660)		2,007	5,554	(791)

Year Ended December 31, 2010
Balance Sheet (AOCI)	Statement of Loss
Effective Portion	Effective Portion	Ineffective Portion

(3,559)	(680)	(3,473)	Vessel operating expenses
	(2,360)	(1,402)	General and administrative expenses

(3,559)	(3,040)	(4,875)

Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of loss. The effect of the (loss) gain on derivatives not designated as hedging instruments in the statements of loss are as follows:

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(123,277)	(132,931)	(154,098)
Interest rate swap agreement amendments	—	(149,666)	—
Foreign currency forward contracts	1,155	9,965	(2,274)
Forward freight agreements and bunker fuel swap contracts	—	36	(7,914)
Foinaven embedded derivative	11,452	—	—

	(110,670)	(272,596)	(164,286)

Unrealized gains (losses) relating to:
Interest rate swap agreements	26,770	(58,405)	(146,780)
Foreign currency forward contracts	6,933	(11,399)	6,307
Forward freight agreements and bunker fuel swap contracts	—	—	(108)
Foinaven embedded derivative	(3,385)	(322)	5,269

	30,318	(70,126)	(135,312)

Total realized and unrealized losses on derivative instruments	(80,352)	(342,722)	(299,598)

Realized and unrealized gains (losses) of the cross currency swaps are recognized in earnings and reported in foreign currency exchange gain (loss) in the consolidated statements of loss. The effect of the gain (loss) on cross currency swaps on the consolidated statements of loss is as follows:

	Year Ended December 31,
	2012	2011	2010
	$	$	$
Realized gains	3,628	2,881	198
Unrealized gains (losses)	10,715	(1,583)	4,034

Total realized and unrealized gains on cross currency swaps	14,343	1,298	4,232

As at December 31, 2012, the Company’s accumulated other comprehensive loss included $0.3 million of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at December 31, 2012, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $0.3 million of net gains on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next 12 months. During 2010, the Company de-designated certain foreign currency forward contracts that were designated as cash flow hedges and reclassified $0.6 million of net losses from accumulated other comprehensive loss to earnings in the consolidated statement of loss. There were no de-designations in 2012 or 2011.

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

As at December 31, 2012, the Company was committed to the construction of four shuttle tankers, two LNG carriers and one FPSO unit, not including the Voyageur Spirit, for a total cost of approximately $1.8 billion, excluding capitalized interest and other miscellaneous construction costs. The four shuttle tankers are scheduled for delivery in mid-to-late 2013, the two LNG carriers are scheduled for delivery in 2016, and the FPSO unit is scheduled to be delivered in the first half of 2014. As at December 31, 2012, payments made towards these commitments totaled $686.0 million (excluding $26.0 million of capitalized interest and other miscellaneous construction costs). As at December 31, 2012, the remaining payments required to be made under these newbuilding contracts were $379.7 million (2013), $361.8 million (2014), $57.9 million (2015), and $270.2 million (2016).

b)	Joint Ventures

In September 2010, Teekay Tankers entered into a joint venture arrangement (the Joint Venture) with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong) to have a Very Large Crude Carrier (or VLCC) constructed, managed and chartered to third parties. Teekay Tankers has a 50% economic interest in the Joint Venture, which is jointly controlled by Teekay Tankers and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which Teekay Tankers’ 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is scheduled to be delivered in June, 2013. An unrelated party has agreed to time-charter the vessel following its delivery for a term of five years at a fixed daily rate and an additional amount if the daily rate of any sub-charter earned by the unrelated party exceeds a certain threshold.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

As at December 31, 2012, the remaining payments required to be made under this newbuilding contract, including Wah Kwong’s 50% share, were $53.9 million in 2013. As at December 31, 2012, the Joint Venture had signed an agreement with a financial institution for a loan of $68.6 million, of which $19.6 million has been drawn. The loan is secured by a first-priority statutory mortgage on the VLCC and guaranteed by both Teekay Tankers and Wah Kwong. As a result, Teekay Tankers‘s exposure to this loan is limited to the 50% guarantee to the loan. This loan is repayable in 32 quarterly installments of $1.4 million each commencing three months after the initial post-delivery drawdown date and a balloon payment of $22.6 million at the maturity of the loan. In addition, Teekay Tankers and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. As at December 31, 2012, the Company had advanced $9.8 million to the joint venture in the form of a non-interest bearing and unsecured loan and invested an additional $3.2 million into the joint venture.

c)	Purchase Obligation

As at December 31, 2012, the Company was committed to fund the remaining upgrade costs of the Voyageur Spirit in connection with the Sevan acquisition, for a total cost estimated to be between $140 million and $150 million. As at December 31, 2012, payments made towards these remaining upgrade costs totaled $129.6 million and the remaining payments required to be made are estimated to be between $10 million and $20 million in 2013. In addition to the upgrade costs, in November 2012 the Company prepaid $92.4 million of the Voyageur Spirit purchase price. Teekay entered into an agreement to sell the Voyageur Spirit to Teekay Offshore for $540 million. Conditions to the closing of this transaction include, among others, Teekay Offshore obtaining financing and that Teekay has acquired the Voyageur Spirit and related assets pursuant to the terms of the acquisition agreement with Sevan.

In September 2012, the Voyageur Spirit completed its upgrade at the Nymo shipyard in Norway and arrived at the Huntington Field in the U.K. sector of the North Sea in October 2012. First oil occurred in April 2013 after the remaining upgrades were completed, at which time the Voyageur Spirit commenced its 5-year charter with E.ON Ruhrgas UK E&P Limited (or E.ON) and the FPSO unit is expected to be acquired by Teekay Offshore in the second quarter of 2013.

In November 2012, Teekay Offshore agreed to acquire a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million including modification costs. The HiLoad DP unit is a self-propelled dynamic positioning system that attaches to and keeps conventional tankers in position when loading from offshore installations. The transaction is subject to finalizing a ten-year time-charter contract with Petroleo Brasileiro SA (or Petrobras) in Brazil. The acquisition of the HiLoad DP unit is expected to be completed in the second quarter of 2013 and the unit is expected to commence operating at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. As part of the transaction, Teekay has also agreed to invest approximately $4.4 million to acquire a 49.9% ownership interest in a recapitalized Remora. In addition, Teekay Offshore will enter into an agreement with Remora which will provide Teekay Offshore with the right of first refusal to acquire future HiLoad projects developed by Remora.

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

On November 13, 2006, Teekay Offshore’s shuttle tanker the Navion Hispania collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from the Company. The Navion Hispania and the Njord Bravo both incurred damages as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL), the Company’s subsidiary, and two other subsidiaries of the Company, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo) and various licensees in the Njord field. The Plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $38.3 million). The matter was heard before the Stavanger District Court in December 2011. The Stavanger District Court found that NOL is liable for damages except for damages related to certain indirect or consequential losses. The court also found that Statoil ASA is liable to NOL for the same amount of damages. The parties have appealed the decision. As a result of the judgment, as at December 31, 2011 and December 31, 2012, the Company recognized a liability of NOK 76,000,000 (approximately $13.9 million, which is a reduced amount in accordance with the court’s decision to exclude a large part of the indirect or consequential losses) to the Plaintiffs and a corresponding receivable from Statoil recorded in other liabilities and other assets, respectively. The Company believes the likelihood of any losses relating to the claim is remote. The Company believes that the charter contract relating to the Navion Hispania requires that Statoil be responsible and indemnify the Company for all losses relating to the damage to the Njord Bravo. The Company also maintains protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Company believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by Statoil, subject to standard deductibles. Teekay has agreed to indemnify Teekay Offshore for any losses it may incur in connection with this incident.

Teekay Nakilat Corporation (or Teekay Nakilat), a subsidiary of Teekay LNG, is the lessee under 30-year capital lease arrangements with a third party for the RasGas II LNG Carriers (or RasGas II Leases). The UK taxing authority (or HMRC) has been urging our lessor, as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements, and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that Teekay Nakilat enter into negotiations to terminate the RasGas II Leases. Teekay Nakilat has declined this request as it does not believe that HRMC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer. However, the HMRC is appealing that decision and the appeal is expected to be heard in May 2013. If the HMRC were able to successfully challenge the RasGas II Leases, Teekay Nakilat could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. Teekay LNG estimates its 70% share of the potential exposure to be approximately $29 million, exclusive of potential financing and interest

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

rate swap termination costs. The Teekay Nakilat Joint Venture has received notification from the lessor of the three vessels of a credit rating downgrade to the bank that was providing the letter of credit (or LC Bank) to Teekay Nakilat Joint Venture’s tax lease. As a result, the lessor has claimed an increase to the lease rentals over the remaining term of the RasGas II Leases and instructed that an estimated $12 million additional amount of cash be placed on deposit by the Teekay Nakilat Joint Venture. The Teekay Nakilat Joint Venture has engaged external legal counsel to validate these claims. Teekay LNG’s 70% share of the present value of the lease rental increase claim is approximately $10 million, however the final amount is dependent on external legal counsel’s review. The Teekay Nakilat Joint Venture is also looking at other alternatives to mitigate the impact of the downgrade to the LC Bank’s credit rating.

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, the Company declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the fourth quarter of 2013 while repairs are assessed and completed. The Company does not have off-hire insurance covering the Banff FPSO. After the repairs and upgrades are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

The Company expects that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through our insurance coverage subject to a $750,000 deductible and the other terms and conditions of the applicable policies. In addition, the Company will also incur certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due in part to new metocean and environmental data and other safety considerations. The Apollo Spirit was operating on the Banff field as a storage tanker and is expected to return to the Banff field at the same time as the Banff FPSO. The total of these capital upgrade costs is expected to amount to approximately $90 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure already agreed to by the parties. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost.

e)	Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at December 31, 2012.

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

17.	Supplemental Cash Flow Information

a)	The changes in operating assets and liabilities for the years ended December 31, 2012, 2011, and 2010, are as follows:

	Year Ended December 31,
	2012	2011	2010
Accounts receivable	(132,873)	(68,914)	(21,820)
Prepaid expenses and other assets	19,741	(8,225)	12,719
Accounts payable	18,408	12,216	(11,002)
Accrued and other liabilities	(20,485)	(19,424)	65,518

	(115,209)	(84,347)	45,415

b)	Cash interest paid, including realized interest rate swap settlements, during the years ended December 31, 2012, 2011, and 2010, totaled $274.2 million, $279.1 million and $271.3 million, respectively. In addition, during the years ended December 31, 2012, 2011, and 2010, cash interest paid relating to interest rate swap amendments and terminations totaled $nil, $149.7 million and $nil, respectively.

c)	During the year ended December 31, 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of the Company in exchange for a 33% equity interest in the subsidiary as described in Note 16(e) to these consolidated financial statements. This contribution has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

18.	Vessel Sales and Write-downs

a) Vessel Sales

During 2012, the Company sold two shuttle tankers and three conventional tankers, resulting in a loss on sale of $1.1 million (shuttle tanker segment) and $5.9 million (conventional tanker segment). In addition, the Company sold its joint venture interest in the Ikdam FPSO unit and realized a gain of $10.8 million, which has been recorded in equity income (loss) on the Company’s consolidated statements of loss for the year ended December 31, 2012. During 2011, the Company sold one FSO unit and one conventional tanker, resulting in a loss on sale of $0.2 million (shuttle tanker and FSO segment). During 2010, the Company sold one LPG carrier and four conventional tankers, resulting in a gain on sale of $4.3 million (liquefied gas segment) and a loss on sale of $2.3 million (conventional tanker segment). All of the vessels disposed of were older vessels that the Company disposed of in the ordinary course of business.

b) Write-downs of Vessels, Equipment and Equity Accounted Investments

In 2012, 19 conventional tankers were written down to their estimated fair value using an appraised value, resulting in a total write down of $405.3 million within the conventional tanker segment. The appraised values were determined based on second-hand sale and purchase market data. This write down includes ten Suezmax tankers ($335.0 million), seven Aframax tankers ($66.0 million), and two other conventional tankers ($4.3 million). When comparing seven of the ten Suezmax tankers to each other and when comparing four of the seven Aframax tankers to each other, the vessels have a similar age, had a similar carrying value before the impairment and a similar estimated fair value, and are all being employed in the spot market or on short term time-charters. The total write down of $405.3 million includes $350.2 million from these eleven vessels. The primary factors that caused the write downs were a negative change in the outlook for the crude tanker market, a delay in the expected timing of a recovery of the crude tanker market as well as the expected discrimination impact from more fuel efficient vessels being constructed. One of the seven Aframax tankers was held for sale at December 31, 2012 and was subsequently sold in January 2013.

In 2012, four older shuttle tankers and one FSO unit were written down to their estimated fair value, resulting in a total write down of $28.8 million within the shuttle tanker and FSO segment. The write downs were the result of the Company entering into agreements in the fourth quarter of 2012 to sell two shuttle tankers and a change in the operating plans for the remaining vessels. Excluding one shuttle tanker, the estimated fair value for all five vessels was determined using an appraised value, based on second hand sale and purchase market data. The estimated fair value for the remaining vessel was determined using a discounted cash flow approach. Such a technique used estimates of future operating life (2.2 years based on the estimated remaining trading life of this vessel), future revenues ($37.2 million based on field production forecasts and the availability of contracts of affreightment suitable for the vessel), operating and dry-dock expenditures ($20.5 million), a residual value ($6.5 million based on the vessel’s light weight tonnage and the price of steel), and a discount rate (7.9%) that approximates the weighted average cost of capital of a market participant.

In 2011, eight older conventional tankers were written down to their estimated fair value using an appraised value, resulting in a total write down of $112.1 million within the conventional tanker segment. The write downs were the result of a change in the operating plans for certain vessels, escalating dry dock costs, a general decline in the future outlook for shipping and the global economy combined with delayed optimism on when economic recovery may occur.

In 2011, three older shuttle tankers and one FSO unit were written down to their estimated fair value using an appraised value, resulting in a total write down of $43.2 million within the shuttle tanker and FSO segment. The write downs were the result of the age of the vessels, the requirements of operating in the North Sea and Brazil, a change in the operating plans for certain vessels, and escalating dry dock costs.

During the year ended December 31, 2011, the Company incurred a $19.4 million write-down of its investment in PTH, a 50% joint venture which provides ship-to-ship lightering services. The write-down was recorded in equity income (loss) on the Company’s consolidated statement of loss for the year ended December 31, 2011. The Company’s investment in PTH is part of the Company’s conventional tanker segment and was written down to its estimated fair value, which is based upon the estimated liquidation values of the underlying net assets of PTH. The recognition of this write-down was driven by the continuing weak tanker market.

In 2010, certain shuttle tanker equipment and one 1992-built shuttle tanker was written down to its estimated fair value using an appraised value, resulting in a total write down of $19.5 million within the shuttle tanker and FSO segment. The write downs were the result of a change in expectation for utilization of the shuttle tanker equipment on new projects and in conjunction with the termination of the charter contract for the vessel. In addition, certain intangible assets of the conventional tanker segment were written down by $31.7. See Note 6.

See Note 2 – Segment Reporting for the total write down of vessels by segment for 2012, 2011 and 2010.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

19.	Loss Per Share

	Year Ended December 31,
	2012 $	2011 $	2010 $
Net loss attributable to stockholders’ of Teekay Corporation	(160,180)	(358,616)	(267,287)

Weighted average number of common shares	69,263,369	70,234,817	72,862,617
Dilutive effect of stock-based compensation	—	—	—

Common stock and common stock equivalents	69,263,369	70,234,817	72,862,617

Loss per common share:
—Basic	(2.31)	(5.11)	(3.67)
—Diluted	(2.31)	(5.11)	(3.67)

The anti-dilutive effect attributable to outstanding stock-based compensation excluded from the calculation of diluted loss per common share, for the years ended December 31, 2012, 2011, and 2010 was 3.9 million, 5.7 million and 6.1 million shares, respectively.

20.	Restructuring Charges

During 2012, the Company recognized $7.6 million of restructuring charges. The restructuring charges primarily relate to reorganization of the Company’s marine operations to create better alignment with its conventional tanker business unit and its three publicly-listed subsidiaries and to create a lower-cost organization going forward. The Company expects to incur approximately $12 million of restructuring charges associated with this reorganization. A majority of the reorganization has been completed in 2012; however, certain portions will not be completed until the first half of 2013. As at December 31, 2012, $3.4 million of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheet.

During 2011, the Company incurred $5.5 million of restructuring costs. The restructuring costs were primarily related to the sale of an FSO unit, the Karratha Spirit, and the termination of the time-charter for the shuttle tanker Basker Spirit. The Company committed to plans for termination of the employment of certain seafarers of the two vessels. At December 31, 2011 and 2012, no restructuring liability was recorded in accrued liabilities on the consolidated balance sheet.

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

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2012 $	December 31, 2011 $
Deferred tax assets:
Vessels and equipment	58,825	76,582
Tax losses carried forward(1)	427,443	380,299
Other	64,194	95,312

Total deferred tax assets	550,462	552,193

Deferred tax liabilities:
Vessels and equipment	26,503	60,776
Long-term debt	33,764	24,918
Other	40,117	45,624

Total deferred tax liabilities	100,384	131,318
Net deferred tax assets	450,078	420,875
Valuation allowance	(421,343)	(398,559)

Net deferred tax assets	28,735	22,316

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Net deferred tax assets are presented in other non-current assets in the accompanying consolidated balance sheets.

(1)	Substantially all of the Company’s net operating loss carryforwards of $1.69 billion relate to its Australian ship-owning subsidiaries and its Norwegian subsidiaries. These net operating loss carryforwards are available to offset future taxable income in the respective jurisdictions, and can be carried forward indefinitely.

The components of the provision for income taxes are as follows:

	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $
Current	9,167	(6,768)	(13,129)
Deferred	5,239	2,478	19,469

Income tax recovery (expense)	14,406	(4,290)	6,340

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

	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $
Net loss before taxes	(325,522)	(372,131)	(172,975)
Net loss not subject to taxes	(129,307)	(341,473)	(416,684)

Net (loss) income subject to taxes	(196,215)	(30,658)	243,709

At applicable statutory tax rates	(15,808)	(8,987)	57,737
Permanent and currency differences	(253,143)	(172,368)	(104,514)
Adjustments to valuation allowances and uncertain tax positions	250,327	179,675	40,863
Other	4,218	5,970	(426)

Tax expense (recovery) related to the current year	(14,406)	4,290	(6,340)

The following is a roll-forward of the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from January 1, 2010 to December 31, 2012:

	Year ended December 31, 2012 $	Year ended December 31, 2011 $	Year ended December 31, 2010 $
Balance of unrecognized tax benefits as at January 1	39,804	45,302	40,943
Increase for positions taken in prior years	—	83	4,037
Increase for positions related to the current year	4,560	3,308	8,979
Decreases for positions taken in prior years	(5,085)	—	(4,557)
Decreases related to statute of limitations	(9,915)	(8,889)	(4,100)

Balance of unrecognized tax benefits as at December 31	29,364	39,804	45,302

The majority of the net decrease for positions for the year ended December 31, 2012 relates to potential tax on freight income.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2008 through 2012 remain open to examination by some of the major taxing jurisdictions in which the Company is subject to tax.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The interest and penalties on unrecognized tax benefits are included in the roll-forward schedule above and are approximately a reduction of $0.8 million in 2012, net of statute barred liabilities, and $1.8 million in 2011 and $1.2 million in 2010.

22.	Pension Benefits

a)	Defined Contribution Pension Plans

With the exception of the Company’s employees in Norway and certain of its employees in Australia, the Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company matches all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2012, 2011, and 2010, the amount of cost recognized for the Company’s defined contribution pension plans was $14.5 million, $18.3 million and $17.1million, respectively.

b)	Defined Benefit Pension Plans

The Company has a number of defined benefit pension plans (or the Benefit Plans) which primarily cover its employees in Norway and certain employees in Australia. As at December 31, 2012, approximately 71% of the defined benefit pension assets were held by the Norwegian plans and approximately 28% are held by the Australian plan. The pension assets in the Norwegian plans have been guaranteed a minimum rate of return by the provider, thus reducing potential exposure to the Company to the extent the counterparty honors its obligations. Potential exposure to the Company has also been reduced, particularly for the Australian plans, as a result of certain of its time-charter and management contracts that allow the Company, under certain conditions, to recover pension plan costs from its customers.

In 2010, the Norwegian Parliament enacted a new early retirement plan for the private sector in Norway, which was effective January 1, 2011. As a result of the legislation, the Company was substantially released from its obligation under the Company’s prior early retirement plan (a single-employer defined benefit pension plan) and the Company recorded income of $3.7 million in the 2010 consolidated statement of income (loss).

The following table provides information about changes in the benefit obligation and the fair value of the Benefit Plans assets, a statement of the funded status, and amounts recognized on the Company’s balance sheets:

	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $
Change in benefit obligation:
Beginning balance	137,172	120,723
Service cost	10,004	8,829
Interest cost	4,436	5,167
Contributions by plan participants	692	739
Actuarial (gain) loss	(12,059)	9,408
Benefits paid	(3,216)	(4,395)
Plan amendments	6,549	—
Foreign currency exchange rate changes and other	4,912	(3,299)

Ending balance	148,490	137,172

Change in fair value of plan assets:
Beginning balance	110,698	102,085
Actual return on plan assets	2,094	2,931
Contributions by the employer	13,404	12,061
Contributions by plan participants	692	739
Benefits paid	(3,166)	(4,339)
Plan amendments	4,328	—
Foreign currency exchange rate changes	6,848	(2,357)
Other	(490)	(422)

Ending balance	134,408	110,698

Funded status deficiency	(14,082)	(26,474)

Amounts recognized in the balance sheets:
Other long-term liabilities	14,082	26,474
Accumulated other comprehensive loss:
Net actuarial losses	(19,449)	(19,929)

(1)	As at December 31, 2012, the estimated amount that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost in 2013 is $(1.2) million.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

As of December 31, 2012 and 2011, the accumulated benefit obligation for the Benefit Plans was $115.0 million and $100.4 million, respectively. The following table provides information for those pension plans with a benefit obligation in excess of plan assets and those pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31, 2012 $	December 31, 2011 $
Benefit obligation	125,945	113,460
Fair value of plan assets	106,616	85,432
Accumulated benefit obligation	4,350	35,358
Fair value of plan assets	2,795	31,815

The components of net periodic pension cost relating to the Benefit Plans for the years ended December 31, 2012, 2011 and 2010 consisted of the following:

	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $
Net periodic pension cost:
Service cost	9,921	8,978	8,616
Interest cost	4,392	5,250	5,091
Expected return on plan assets	(5,270)	(5,805)	(5,431)
Amortization of net actuarial loss	1,980	371	281
Other	577	421	(3,390)

Net cost	11,600	9,215	5,167

The components of other comprehensive loss relating to the Plans for the years ended December 31, 2012, 2011 and 2010 consisted of the following:

	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $
Other comprehensive income (loss):
Net gain (loss) arising during the period	6,143	(12,052)	(5,711)
Amortization of net actuarial loss (gain)	1,979	319	(1,026)
Other loss	—	—	(390)

Total income (loss)	8,122	(11,733)	(7,127)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The Company estimates that it will make contributions into the Benefit Plans of $10.5 million during 2013. The following table provides the estimated future benefit payments, which reflect expected future service, to be paid by the Benefit Plans:

Year	Pension Benefit Payments $
2013	9,264
2014	7,858
2015	6,612
2016	8,491
2017	8,531
2018 – 2022	39,868

Total	80,624

The fair value of the plan assets, by category, as of December 31, 2012 and 2011 were as follows:

	December 31, 2012	December 31, 2011
Pooled Funds (1)	94,981	82,501
Mutual Funds (2)
Equity investments	19,907	13,852
Debt securities	4,298	3,445
Real estate	3,843	2,092
Cash and money market	672	291
Other	10,707	8,517

Total	134,408	110,698

(1)	The Company has no control over the investment mix or strategy of the pooled funds. The pooled funds guarantee a minimum rate of return. If actual investment returns are less than the guarantee minimum rate, then the provider’s statutory reserves are used to top up the shortfall. The pooled funds primarily invest in hold to maturity bonds, real estate and other fixed income investments, which are expected to provide a stable rate of return.
(2)	The mutual funds primary aim is to provide investors with an exposure to a diversified mix of predominantly growth oriented assets (70%) with moderate to high volatility and some defensive assets (30%).

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

The weighted average assumptions used to determine benefit obligations at December 31, 2012 and 2011 were as follows:

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

	December 31, 2012	December 31, 2011
Discount rates	3.0%	3.2%
Rate of compensation increase	5.5%	4.4%

The weighted average assumptions used to determine net pension expense for the years ended December 31, 2012, 2011 and 2010 were as follows:

	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $
Discount rates	3.0%	3.2%	4.4%
Rate of compensation increase	5.5%	4.4%	4.6%
Expected long-term rates of return (1)	4.8%	5.0%	5.7%

(1)	To the extent the expected return on plan assets varies from the actual return, an actuarial gain or loss results. The expected long-term rates of return on plan assets are based on the estimated weighted-average long-term returns of major asset classes. In determining asset class returns, the Company takes into account long-term returns of major asset classes, historical performance of plan assets, as well as the current interest rate environment. The asset class returns are weighted based on the target asset allocations.

23.	Equity Accounted Investments

The Company has a 33% ownership interest in four newbuilding 160,400-cubic meter LNG carriers (or the Angola LNG Carriers). The Angola LNG Carriers are chartered at fixed rates to the Angola LNG Project (see Note 16b). The Wah Kwong Joint Venture is a joint venture arrangement between Teekay Tankers and Wah Kwong whereby Teekay Tankers holds a 50% interest (see Note 16b). The RasGas 3 Joint Venture is a joint venture arrangement between Teekay LNG and QGTC 3 whereby Teekay LNG holds a 40% interest. The RasGas 3 Joint Venture owns four LNG carriers and related long-term fixed-rate time-charters to service the expansion of a LNG project in Qatar.

In February 2012, the Teekay LNG-Marubeni Joint Venture acquired a 100% interest in the six LNG Carriers from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. Teekay LNG and Marubeni Corporation (or Marubeni) have 52% and 48% economic interests, respectively, but share control of Teekay LNG-Marubeni Joint Venture. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and Teekay LNG, Teekay LNG accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method (see note 3b).

In November 2011, Teekay acquired a 40% interest in a recapitalized Sevan for approximately $25 million (see Note 3a). Sevan owns (i) two partially-completed hulls (#4 and #5) available for upgrade to FPSOs or other offshore projects; (ii) a licensing agreement with ENI SpA; (iii) an engineering and offshore project development business; and (iv) intellectual property rights, including offshore unit design patents. As at November 30, 2011, the fair value of the Company’s interest in Sevan was determined to be $37.1 million. The difference between the fair value of the Company’s 40% interest in Sevan and the price paid has been recognized as a bargain purchase gain in the Company’s consolidated statements of loss. As of December 31, 2012, the aggregate value of the Company’s 43% interest (40% interest —December 31, 2011) in Sevan, based on the quoted market price of Sevan’s common stock on the Oslo Stock Exchange was $83.1 million ($29.4 million – December 31, 2011).

In November 2010, Teekay LNG acquired a 50% interest in companies that own two LNG carriers (collectively, the Exmar Joint Venture) from Exmar NV for a total equity purchase price of approximately $72.5 million (net of assumed debt). Teekay LNG financed $37.3 million of the purchase price by issuing to Exmar NV approximately 1.1 million new common units with the balance financed by drawing on one of Teekay LNG’s revolving credit facilities. As part of the transaction, Teekay LNG agreed to guarantee its 50% share of the $206 million of debt secured by the Exmar Joint Venture. Exmar NV retains a 50% ownership interest in the Exmar Joint Venture. The two vessels acquired are the 2002-built Excalibur, a conventional LNG carrier, and the 2005-built Excelsior, a specialized gas carrier which can both transport and regasify LNG onboard. Both vessels are on long-term, fixed-rate charter contracts to Excelerate Energy LP for firm periods until 2022 and 2025, respectively.

A condensed summary of the Company’s investments in and advances to equity accounted investments are as follows (in thousands of dollars, except percentages):

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

		As at December 31,
Investments in Equity Accounted Investments	Ownership Percentage	2012 $	2011 $
Malt Joint Venture (note 3b)	52%	183,724	—
RasGas 3 Joint Venture	40%	107,386	97,423
Exmar Joint Venture	50%	82,737	81,242
Angola Joint Venture	33%	28,699	16,063
Sevan Marine Equity Investment (note 3a)	43%	39,223	34,898
Tiro and Sidon Joint Venture	50%	30,024	—
Other	40% to 50%	8,250	10,911

Total		480,043	240,537

		As at December 31,
Loans to Equity Accounted Investees	Ownership Percentage	2012	2011
Sevan Marine Equity Investment	43%	133,000	50,000
Tiro and Sidon Joint Venture	50%	18,121	—
Other	40% to 50%	55,782	35,248
Total		206,903	85,248

A condensed summary of the Company’s financial information for equity accounted investments (33% to 52% owned) shown on a 100% basis are as follows:

	As at December 31,
	2012 (1)(2)	2011 (2)
Cash and restricted cash	229,963	184,296
Other assets- current	125,152	105,925
Vessels and equipment	2,114,435	462,335
Net investment in direct financing leases	1,938,011	1,728,902
Other assets—non-current	228,887	188,384
Current portion of long-term debt (3)	1,106,706	106,584
Other liabilities—current	193,785	138,945
Long-term debt	1,911,419	1,567,215
Other liabilities—non-current	469,220	395,750

	Year ended December 31,
	2012 (1)(2)	2011 (2)	2010 (4)
Revenues	659,030	303,607	232,516
Income from vessel operations	241,702	118,408	91,290
Realized and unrealized loss on derivative instruments	(56,307)	(127,230)	(95,750)
Net income (loss)	120,395	(48,996)	(44,794)

(1)	The results included for the Teekay LNG-Marubeni Joint Venture are from the date of acquisition of the MALT LNG Carriers which were acquired on February 28, 2012.
(2)	The results included for the Angola Joint Venture are from the time the vessels were delivered in August, September, October 2011 and January 2012, respectively.
(3)	The Teekay LNG-Marubeni Joint Venture expects to refinance its existing debt facility maturing in August 2013 with two long-term project facilities and a medium-term facility, secured by all of the vessels under the joint venture as well as through several guarantees from the joint venture partners based on their relative share holdings.
(4)	The results included for the Excalibur and Excelsior Joint Ventures are from November 4, 2010.

For the year ended December 31, 2012, the Company recorded equity income (loss) of $79.2 million (2011 – $(35.3) million and 2010—$(11.3) million). The income or loss was primarily comprised of the Company’s share of net (loss) income from the Teekay LNG-Marubeni Joint Venture, Angola LNG Project, the RasGas 3 Joint Venture, Sevan, and from the Exmar Joint Venture. For the year ended December 31, 2012, $5.3 million of the equity gain related to the Company’s share of unrealized gain (loss) on interest rate swaps associated with these projects (2011 – $(35.2) million and 2010—$(26.3) million).

24.	Change in Accounting Estimate

Effective January 1, 2012, the Company reduced the estimated useful life of six of its older shuttle tankers from 25 years to 20 years. As a result of the change in useful life, the Company increased its estimate of the residual value of these vessels to reflect the more recent average scrap prices. As a result, depreciation and amortization expense has increased by $14.9 million for the year ended December 31, 2012, and net income attributable to the stockholders of Teekay has decreased by $4.4 million, or $0.06 per share for the year ended December 31, 2012.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

25.	Subsequent Events

a)	In January 2013, Teekay Offshore issued in the Norwegian bond market NOK 1,300 million in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). The aggregate principal amount of the bonds is equivalent to approximately $233 million and all interest and principal payments under each of the two tranches have been swapped into U.S. dollars at fixed rates of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018. In connection with this, Teekay Offshore repurchased NOK 388.5 million of the existing NOK 600 million bond issue maturing in November 2013. The net proceeds of approximately $167 million have been used to reduce portion of amounts outstanding under Teekay Offshore’s revolving credit facilities and for general partnership purposes. Teekay Offshore will apply to list the bonds on the Oslo Stock Exchange.

b)	In February 2013, Teekay LNG completed its joint venture agreement with Belgium-based Exmar NV to own and charter-in liquefied petroleum gas (LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 16 owned LPG carriers (including four newbuildings scheduled for delivery in 2014) and five chartered-in LPG carriers. In addition, the joint venture recently ordered another four medium-size gas carrier newbuildings with deliveries scheduled between 2015 and 2016, with options to order up to four additional vessels, which brings the total fleet size of Exmar LPG BVBA to 25 vessels, excluding options. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012, Teekay LNG invested approximately $134 million of equity and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date, secured by certain vessels in the Exmar LPG BVBA fleet. Exmar LPG BVBA is in the process of refinancing the joint venture fleet and four of the newbuildings with a new $355 million debt facility.

c)	In April 2013, Teekay Tankers entered into agreement with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea for the construction of four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings for a fully-built-up cost of approximately $47 million each. The agreement with STX also includes fixed-price options for the construction up to 12 additional LR2 newbuildings, which options expire between October 2013 and October 2014. Upon delivery, it is expected that the four vessels will operate in the Company’s Taurus Tankers LR2 Pool. Teekay Tankers intends to finance the installment payments with its existing liquidity and to secure long-term debt financing for the four vessels prior to their scheduled deliveries in late-2015 and early-2016.

d)	In April 2013, Teekay Offshore issued 2.06 million common units in a private placement to an institutional investor for proceeds of approximately $60.0 million, excluding the General Partner’s 2% proportionate capital contribution of $1.2 million. Upon completion of the private placement, Teekay Offshore had 83.8 million common units outstanding. Teekay Offshore will use the proceeds from the issuance of common units to partially finance the shipyard instalments for the four Suezmax newbuilding shuttle tankers that are scheduled for deliveries throughout 2013, and for general corporate purposes. As a result of this private placement, Teekay’s ownership of Teekay Offshore was reduced to 28.7% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and will continue to consolidate the subsidiary.

e)	In April 2013, Teekay Offshore issued 6.0 million preferred units in a public offering for net proceeds of $144.9 million, representing a new class of limited partner interests. Teekay Offshore expects to use the net proceeds from the public offering for general corporate purposes, including the funding of newbuilding installments, capital conversion projects and the acquisitions of vessels that Teekay may offer to Teekay Offshore. Pending the application of funds for these purposes, Teekay Offshore expects to repay a portion of its outstanding debt under two of its revolving credit facilities.