Form 20-F
period 2013-12-31
TEEKAY CORP
filed 2014-04-28
CIK 911971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

70,729,399 shares of Common Stock, par value of $0.001 per share.

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

TEEKAY CORPORATION

INDEX TO REPORT ON FORM 20-F

PART I

This annual report of Teekay Corporation on Form 20-F for the year ended December 31, 2013 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our future financial condition or results of operations and future revenues and expenses;

•	our future growth prospects;

•	the growth of global oil and natural gas demand;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	expected costs and delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contracts;

•	expected technical and operational capabilities of newbuildings, including the capabilities of the modern SX-157 Ulstein Design long-haul distance towing and anchor handling vessel newbuildings ordered by Teekay Offshore and ALP Maritime Services B.V., the benefits of the M-type, Electronically Controlled, Gas Injection twin engines in certain liquefied natural gas (or LNG) carrier newbuildings ordered by Teekay LNG and the fuel efficiency of the Long Range 2 (or LR2) product tanker newbuildings ordered by Teekay Tankers;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term contracts;

•	the expected timing and costs of upgrades to any vessels;

•	our expectations as to any impairment of our vessels;

•	the expected lifespan of our vessels;

•	our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•	our business strategy and other plans and objectives for future operations;

•	our ability to pay dividends on our common stock.

•	our ability to competitively pursue new projects;

•	our competitive positions in our markets;

•	our ability to avoid labor disruptions and attract and retain highly skilled personnel;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets, expected recovery in the current cyclically-low tanker market, and spot tanker charter rates and oil production;

•	our ability to balance our exposure to the volatile spot tanker market with the cash flow stability from the fixed segment;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	offshore, liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) market conditions and fundamentals, including the balance of supply and demand in these markets;

•	the timing of the 2010-built HiLoad Dynamic Positioning (or DP) unit commencing its 10-year charter contract with Petroleo Brasileiro SA and the expected charter rate;

•	the ability of Teekay Offshore to benefit from Remora AS’s research into the next generation of HiLoad DP units, even though Teekay Offshore has a right of first refusal to acquire any future HiLoad projects developed by Remora;

•	the timing and cost of converting the Navion Clipper into a floating storage and off-take (or FSO) unit and the timing of commencing its 10-year charter contract with Salamander Energy plc;

•	the cost of converting the Randgrid shuttle tanker into an FSO unit, the timing of commencing its three-year charter contract with Statoil Petroleum AS and the cost and certainty of Teekay Offshore’s acquisition of the remaining 33% ownership interest in the Randgrid;

•	the ability to repair the Foinaven floating production, storage and offloading (or FPSO) gas compressor and other subsea production issues by May 2014;

•	the ability of Tanker Investments Ltd. (or TIL) to benefit from the cyclical tanker market, and its expected use of proceeds from recent equity issuances;

•	Teekay LNG’s expected timing, amount and method of financing for the purchase of vessels, including its three Suezmax tankers operated pursuant to capital leases, the five LNG carrier newbuildings ordered from DSME, the LNG carrier newbuilding from Awilco and eight of the 12 LPG carrier newbuildings ordered within Exmar LPG BVBA;

•	the expected timing and financial result of the sale of the Suezmax tankers under capital leases;

•	the rents we expect to receive as lessor under operating leases;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	the exercise of any counterparty’s rights to terminate a lease, or to obligate us to purchase a leased vessel, or failure to exercise such rights, including the rights under the leases and charters for three of Teekay LNG’s Suezmax tankers;

•	insurance coverage and indemnification for costs related to the collision between the Navion Hispania and the Njord Bravo;

•	the impact on operating income, the expected repair and insurance coverage, the completion, cost and recovery of certain capital upgrade costs, and the timing of the expected return to operations of the Petrojarl Banff FPSO unit and the Apollo Spirit storage tanker, following storm damage to the unit which was incurred in December 2011;

•	the outcome of ongoing tax proceedings, including the UK taxing authority’s legal challenge of tax benefits similar to the ones provided under the RasGas II Leases;

•	taxation of our company and of distributions to our stockholders;

•	our exemption from tax on our U.S. source international transportation income;

•	the future valuation or impairment of goodwill;

•	our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	declining market vessel values and the effect on our liquidity;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	our expectation regarding the results and impact of any adverse outcome of existing legal proceedings and claims;

•	changes in or additions to applicable industry laws and regulations, including Regulation (EU) No 1257/2013, which imposes rules regarding ship recycling and management of hazardous materials on vessels;

•	the impact of future regulatory changes or environmental liabilities;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the adequacy of our insurance coverage for accident-related risks, environmental damage and pollution;

•	anticipated funds for liquidity needs, including for future acquisitions, and the sufficiency of cash flows;

•	our hedging activities relating to foreign currency exchange and interest rate risks;

•	the condition of financial and economic markets, including interest rate volatility and the availability and cost of capital;

•	future restructuring charges relating to the reorganization of the Company’s marine operations and certain of its commercial and administrative functions;

•	the impact of the LC Bank’s downgraded credit rating on the related lease payments and required cash deposits by Teekay Nakilat and the ability of Teekay Nakilat to mitigate any impact of the LC Bank’s downgraded credit rating; and

•	our involvement in any EU anti-trust investigation of container line operators.

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

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay for fiscal years 2009 through 2013, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Reports of the Independent Registered Public Accounting Firm therein with respect to fiscal years 2013, 2012, and 2011 (which are included herein) and “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. Dollars, except share, per share, and fleet data)
Income Statement Data:
Revenues	$2,196,985	$2,113,604	$1,976,022	$1,980,771	$1,830,085
Total operating expenses (1)	(2,027,197)	(1,879,481)	(1,867,610)	(2,131,164)	(1,767,339)
Income (loss) from vessel operations	169,788	234,123	108,412	(150,393)	62,746
Interest expense	(141,448)	(136,107)	(137,604)	(167,615)	(181,396)
Interest income	19,999	12,999	10,078	6,159	9,708
Realized and unrealized gain (loss) on non-designated derivative instruments	140,046	(299,598)	(342,722)	(80,352)	18,414
Equity income (loss) from joint ventures	52,242	(11,257)	(35,309)	79,211	136,538
Foreign exchange (loss) gain	(20,922)	31,983	12,654	(12,898)	(13,304)
Other income	12,961	(5,118)	12,360	366	5,646
Income tax (expense) recovery	(22,889)	6,340	(4,290)	14,406	(2,872)
Net income (loss)	209,777	(166,635)	(376,421)	(311,116)	35,480

Less: Net (income) loss attributable to non-controlling interests	(81,365)	(100,652)	17,805	150,936	(150,218)

Net income (loss) attributable to stockholders of Teekay Corporation (2)	128,412	(267,287)	(358,616)	(160,180)	(114,738)

Per Common Share Data:
Basic earnings (loss) attributable to stockholders of Teekay Corporation	1.77	(3.67)	(5.11)	(2.31)	(1.63)
Diluted earnings (loss) attributable to stockholders of Teekay Corporation	1.76	(3.67)	(5.11)	(2.31)	(1.63)
Cash dividends declared	1.2650	1.2650	1.2650	1.2650	1.2650

Balance Sheet Data (at end of year):
Cash and cash equivalents	$422,510	$779,748	$692,127	$639,491	$614,660
Restricted cash	615,311	576,271	500,154	533,819	502,732
Vessels and equipment	6,835,597	6,771,375	7,890,761	7,321,058	7,351,144
Net investments in direct financing leases	512,412	487,516	459,908	436,601	727,262
Total assets	9,517,432	9,912,348	11,137,677	11,002,025	11,555,701
Total debt (including capital lease obligations)	5,203,441	5,170,198	6,091,420	6,197,288	6,707,799
Capital stock and additional paid-in capital	656,193	672,684	660,917	681,933	713,760
Non-controlling interest	855,580	1,353,561	1,863,798	1,876,085	2,071,262
Total equity	3,095,670	3,332,008	3,303,794	3,191,474	3,203,050
Number of outstanding shares of common stock	72,694,345	72,012,843	68,732,341	69,704,188	70,729,399

Other Financial Data:
Net revenues (3)	$1,902,894	$1,868,507	$1,799,408	$1,842,488	$1,717,867
EBITDA (4)	791,291	390,838	184,003	291,832	641,126
Adjusted EBITDA (4)	583,133	729,695	686,795	830,676	817,382
Total debt to total capitalization(5)	62.7%	60.8%	64.9%	66.0%	67.7%
Net debt to total net capitalization (6)	57.4%	53.4%	59.8%	61.2%	63.6%
Capital expenditures:
Vessel and equipment purchases (7)	$495,214	$343,091	$755,045	$523,597	$753,755

(1)	Total operating expenses include, among other things, the following:

	Years Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Asset impairments, loan loss provisions and net gain (loss) on sale of vessels and equipment	($12,629)	($49,150)	($151,059)	($441,057)	($166,358)
Unrealized gains (losses) on derivative instruments	14,915	(4,875)	(791)	(660)	(130)
Restructuring charges	(14,444)	(16,396)	(5,490)	(7,565)	(6,921)
Goodwill impairment charge	—	—	(36,652)	—	—
Bargain purchase gain	—	—	68,535	—	—

	$(12,158)	$(70,421)	$(125,457)	$(449,282)	$(173,409)

(2)	In January 2009, we adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidations, which requires us to include the portion of net income (loss) that is attributable to the non-controlling interest as part of our total net income (loss).

(3)	Consistent with general practice in the shipping industry, we use net revenues (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters the charterer pays the voyage expenses, which are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, whereas under voyage-charter contracts the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship-owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call “net revenues,” are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with revenues.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. Dollars)
Revenues	$2,196,985	$2,113,604	$1,976,022	$1,980,771	$1,830,085
Voyage expenses	($294,091)	($245,097)	($176,614)	($138,283)	($112,218)

Net revenues	$1,902,894	$1,868,507	$1,799,408	$1,842,488	$1,717,867

(4)	EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, unrealized foreign exchange (gain) loss, asset impairments, loan loss provisions, net (gain) loss on sale of vessels and equipment, goodwill impairment charge, bargain purchase gain, amortization of in-process revenue contracts, unrealized (gains) losses on derivative instruments, realized losses (gains) on interest rate swaps, realized losses on interest rate swap amendments and terminations, and share of the above items in non-consolidated joint ventures. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

•	Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as a financial and operating measure benefits security holders in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our equity, or debt securities, as applicable.

•	Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, pay dividends and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as dry-docking expenditures, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA and Adjusted EBITDA provide a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our dividend policy. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits security holders to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including dividends on shares of our common stock and repayments under debt instruments.

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

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. Dollars)
Income Statement Data:
Reconciliation of EBITDA and Adjusted EBITDA to Net income (Loss)
Net income (loss)	$209,777	$(166,635)	$(376,421)	$(311,116)	$35,480
Income tax expense (recovery)	22,889	(6,340)	4,290	(14,406)	2,872
Depreciation and amortization	437,176	440,705	428,608	455,898	431,086
Interest expense, net of interest income	121,449	123,108	127,526	161,456	171,688

EBITDA	791,291	390,838	184,003	291,832	641,126

Restructuring charges	14,444	16,396	5,490	7,565	6,921
Foreign exchange loss (gain)	20,922	(31,983)	(12,654)	12,898	13,304
Loss on notes repurchase	566	12,645	—	—	—
Asset impairments, loan loss provisions and net (gain) loss on sale of vessels and equipment	12,629	49,150	151,059	441,057	166,358
Goodwill impairment charge	—	—	36,652	—	—
Bargain purchase gain	—	—	(68,535)	—	—
Amortization of in-process revenue contracts	(75,977)	(48,254)	(46,436)	(72,933)	(61,700)
Unrealized (gains) losses on derivative instruments	(293,174)	140,187	70,822	(29,658)	(178,731)
Realized losses on interest rate swaps	127,936	154,098	132,931	123,277	122,439
Realized losses on interest rate swap amendments and terminations	—	—	149,666	—	35,985
Write-down of equity accounted investments	—	—	19,411	1,767	—
Items related to non-consolidated joint ventures(a)	(15,504)	46,618	64,386	54,871	71,680

Items related to non-consolidated joint ventures	583,133	729,695	686,795	830,676	817,382

Reconciliation of Adjusted EBITDA to net operating cash flow
Net operating cash flow	368,251	411,750	107,193	288,936	292,584
Expenditures for drydocking	78,005	57,483	55,620	35,023	72,205
Interest expense, net of interest income	121,449	123,108	127,526	161,456	171,688
Change in non-cash working capital items related to operating activities	(148,655)	(45,415)	84,347	115,209	(64,184)
Write-down and gain on sale of marketable securities	—	1,805	3,372	(2,560)	—
Equity income (loss), net of dividends received	49,299	(11,257)	(31,376)	65,639	121,144
Other (loss) income	(837)	(9,627)	3,902	(9,347)	(5,760)
Employee stock option compensation	(11,255)	(15,264)	(16,262)	(9,393)	(7,320)
Restructuring charges	14,444	16,396	5,490	7,565	6,921
Realized losses on interest rate swaps	127,936	154,098	132,931	123,277	122,439
Realized losses on interest rate swap resets and terminations	—	—	149,666	—	35,985
Items related to non-consolidated joint ventures(a)	(15,504)	46,618	64,386	54,871	71,680

Adjusted EBITDA	583,133	729,695	686,795	830,676	817,382

(a)	Equity income from non-consolidated joint ventures is adjusted for income tax expense (recovery), depreciation and amortization, interest expense, net of interest income, foreign exchange loss (gain), amortization of in-process revenue contracts, and unrealized and realized (gains) losses on derivative instruments.

(5)	Total capitalization represents total debt and total equity.
(6)	Net debt represents total debt less cash, cash equivalents and restricted cash. Total net capitalization represents net debt and total equity.
(7)	Excludes our acquisition of FPSO units and investment in Sevan Marine ASA (or Sevan) in 2011 and 2012, and our acquisition of LNG carriers through our 52% interest in the joint venture between Teekay LNG and Marubeni Corporation. Please read “Item 5. Operating and Financial Review and Prospects.” The expenditures for vessels and equipment exclude non-cash investing activities. Please read “Item 18. Financial Statements: Note 17 Supplemental Cash Flow Information.”

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

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenue we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. If the tanker market is depressed, our earnings may decrease, particularly with respect to our spot tanker sub-segment, a subset of our conventional tanker segment, which accounted for approximately 7% of our net revenues during both 2013 and 2012. The spot-charter market is highly volatile and fluctuates based upon tanker and oil supply and demand, and declining spot rates in a given period generally will result in corresponding declines in operating results for that period. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt obligations. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

As at December 31, 2013, we had 35 vessels operating in our shuttle tanker fleet, nine FPSO units operating in our FPSO fleet (of which one is operating in a joint venture) and one FPSO unit on order. Certain of our shuttle tankers and our FPSO units earn revenue that depends upon the volume of oil we transport or the volume of oil produced from offshore oil fields. Oil production levels are affected by several factors, all of which are beyond our control, including:

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

Vessel values for oil and product tankers, LNG and LPG carriers and FPSO and FSO units can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If operation of a vessel is not profitable, or if we cannot re-deploy a chartered vessel at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings. Vessel values, particularly of tankers, have declined over the past few years, and have contributed to charges against our earnings.

Our growth depends on continued growth in demand for LNG and LPG, and LNG and LPG shipping, as well as offshore oil transportation, production, processing and storage services.

A significant portion of our growth strategy focuses on continued expansion in the LNG and LPG shipping sectors and on expansion in the FPSO, shuttle tanker, and FSO sectors.

Expansion of the LNG and LPG shipping sectors depends on continued growth in world and regional demand for LNG and LPG and marine transportation of LNG and LPG, as well as the supply of LNG and LPG. Demand for LNG and LPG and for the marine transportation of LNG and LPG could be negatively affected by a number of factors, such as increases in the costs of natural gas derived from LNG relative to the cost of natural gas generally, increases in the production of natural gas in areas linked by pipelines to consuming areas, increases in the price of LNG and LPG relative to other energy sources, the availability of new energy sources, and negative global or regional economic or political conditions. Reduced demand for LNG or LPG and LNG or LPG shipping would have a material adverse effect on future growth of our liquefied gas segment, and could harm that segment’s results. Growth of the LNG and LPG markets may be limited by infrastructure constraints and community and environmental group resistance to new LNG and LPG infrastructure over concerns about the environment, safety and terrorism. If the LNG or LPG supply chain is disrupted or does not continue to grow, or if a significant LNG or LPG explosion, spill or similar incident occurs, it could have a material adverse effect on growth and could harm our business, results of operations and financial condition.

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

The intense competition in our markets may lead to reduced profitability or reduced expansion opportunities.

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

One of our objectives is to enter into additional long-term, fixed-rate charters for our LNG and LPG carriers, shuttle tankers, FPSO and FSO units. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We expect substantial competition for providing services for potential LNG, LPG, FPSO, shuttle tanker and FSO projects from a number of experienced companies, including state-sponsored entities and major energy companies. Some of these competitors have greater experience in these markets and greater financial resources than do we. We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience, will enter the LNG and LPG transportation, shuttle tanker, FSO and FPSO sectors. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Three customers, international oil companies, accounted for an aggregate of 37%, or $677.3 million, of our consolidated revenues during 2013 (2012 – three customers for 38% or $760.3 million, 2011 – three customers for 35% or $698.9 million). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

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

A principal component of our strategy is to continue to grow by expanding our business both in the geographic areas and markets where we have historically focused as well as into new geographic areas, market segments and services. We may not be successful in expanding our operations and any expansion may not be profitable. Recently, Teekay Offshore entered the long-haul ocean towage and offshore installation services business through its acquisition of ALP Maritime Services B.V. (or ALP) in March 2014. Our strategy of growth through acquisitions involves business risks commonly encountered in acquisitions of companies, including:

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

Our growth has placed, and we believe it will continue to place, significant demands on our management, operational and financial resources. As we expand our operations, we must effectively manage and monitor operations, control costs and maintain quality and control in geographically dispersed markets. In addition, our three publicly-traded subsidiaries and TIL have increased our complexity and placed additional demands on our management. Our future growth and financial performance will also depend on our ability to recruit, train, manage and motivate our employees to support our expanded operations and continue to improve our customer support, financial controls and information systems.

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

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill, marine disaster or natural disasters could result in losses that exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime regulatory organizations.

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

The United States government has imposed sanctions on Iran, Syria and Sudan. The European Union (or EU) has also imposed sanctions on trade with Iran. In the past, conventional oil tankers owned or chartered-in by us, or third-party vessels participating in commercial pooling arrangements from which we derive revenue, made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions at the time and we intend to maintain our compliance with all U.S. and EU sanctions. In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil or gas to or from Iran, Syria or Sudan. We believe that our compliance with these sanctions and our lack of any future port calls to those countries does not and will not adversely impact our revenues, because port calls to these countries have never accounted for any material amount of our revenues. However, some investors might decide not to invest in us simply because we have previously called on, or through our participation in pooling arrangements have previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.

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

Our newbuilding financing commitments typically have been pre-arranged. However, if we were unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2013, we had on order five LNG carriers, 12 LPG carriers, one FSO conversion, one planned FSO conversion and one FPSO unit. Two LNG carriers are scheduled for delivery in 2016 and three LNG carriers are scheduled for delivery in 2017. Three LPG carriers are scheduled for delivery in each of the years 2014, 2015, 2016, and 2017, respectively. One FSO conversion is scheduled for completion in the third quarter of 2014, and the FPSO unit is scheduled for delivery in mid-2014 and to be on-hire in late-2014. As of December 31, 2013, progress payments made towards these newbuildings, excluding payments made by our joint venture partners, totaled $731.1 million.

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

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to other currencies also result in fluctuations of our reported revenues and earnings. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant unrealized foreign currency exchange gains or losses each period. The primary source of these gains and losses is our Euro-denominated term loans and our Norwegian Kroner-denominated bonds. We have entered into foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner. We also incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross-currency swaps to economically hedge the foreign exchange risk on the principal and interest payments of our Norwegian Kroner bonds.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Indian Ocean off the coast of Somalia. While there continue to be significant numbers of piracy incidents in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

Market values of vessels fluctuate depending upon general economic and market conditions affecting relevant markets and industries and competition from other shipping companies and other modes of transportation. In addition, as vessels become older, they generally decline in value. Declining vessel values could adversely affect our liquidity by limiting our ability to raise cash by refinancing vessels. Declining vessel values could also result in a breach of loan covenants and events of default under certain of our credit facilities that require us to maintain certain loan-to-value ratios. If we are unable to pledge additional collateral in the event of a decline in vessel values, the lenders under these facilities could accelerate our debt and foreclose on our vessels pledged as collateral for the loans. As of December 31, 2013, the total outstanding debt under credit facilities with this type of covenant tied to conventional tanker values was $146.7 million and to LNG carrier values was $400.1 million. We have five financing arrangements that require us to maintain vessel value to outstanding loan principal balance ratios ranging from 105% to 120%. At December 31, 2013, we were in compliance with these required ratios.

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

As of December 31, 2013, our consolidated debt and capital lease obligations totaled $6.7 billion and we had the capacity to borrow an additional $0.6 billion under our credit facilities. These credit facilities may be used by us for general corporate purposes. Our consolidated debt and capital lease obligations could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including:

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

If we are unable to generate sufficient cash flow to service our debt service requirements, we may be forced to take actions such as:

•	restructuring or refinancing our debt;

•	seeking additional debt or equity capital;

•	seeking bankruptcy protection;

•	reducing dividends/cash distributions;

•	reducing or delaying our business activities, acquisitions, investments or capital expenditures; or

•	selling assets.

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

As described in “Item 18 – Financial Statements: Note 10 – Capital Lease Obligations and Restricted Cash,” the Teekay Nakilat Corporation (or Teekay Nakilat) and a joint venture partner (or Teekay Nakilat Joint Venture) is the lessee under 30-year capital lease arrangements with a third party for the three RasGas II LNG Carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture enter into negotiations to terminate the RasGas II Leases. The Teekay Nakilat Joint Venture has declined this request as it does not believe that HRMC will be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision from the First Tribunal regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. HMRC has been granted leave to further appeal the 2013 decision to the Court of Appeal. If the HMRC is able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. Teekay LNG estimates its 70% share of the potential exposure to be approximately $34 million, exclusive of potential financing and interest rate swap termination costs.

The Teekay Nakilat Joint Venture has received notice from the lessor of the three vessels of a credit rating downgrade to the bank that was providing the letter of credit (or LC Bank) to Teekay Nakilat Joint Venture’s lease. As a result, in January 2014, the lessor notified Teekay Nakilat Joint Venture of an increase in the lease payments over the remaining term of the RasGas II Leases of approximately $12.3 million on a net present value basis effective April 2014. Teekay LNG’s 70% share of the present value of the lease payment increase is approximately $8.6 million. Teekay Nakilat Joint Venture is looking at alternatives to mitigate the impact of the downgrade to the LC Bank’s credit rating to avoid a prolonged increase to lease payments.

In addition, the subsidiaries of another joint venture formed to service the Tangguh LNG project in Indonesia has lease arrangements with a third party for two LNG carriers. Teekay LNG purchased our interest in this joint venture in 2009. The terms of the lease arrangements provide similar tax and change of law risk assumption by this joint venture as with the three RasGas II LNG Carriers above.

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

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income” or (b) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

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

A. Overview, History and Development

Overview

We are a leading provider of international crude oil and gas marine transportation services and we also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) and through our 100% ownership interest in Teekay Petrojarl AS, and the continuation of our conventional tanker business through our publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). We are responsible for managing and operating consolidated assets of over $11.5 billion, comprised of approximately 164 liquefied gas, offshore, and conventional tanker assets. With offices in 15 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Our shuttle tanker and FSO segment and our FPSO segment include our shuttle tanker operations, floating storage and off-take (or FSO) units, one HiLoad DP unit, and our floating production, storage and offloading (or FPSO) units, which primarily operate under long-term fixed-rate contracts. As of December 31, 2013, our shuttle tanker fleet had a total cargo capacity of approximately 4.4 million deadweight tonnes (or dwt), which represented approximately 40% of the total tonnage of the world shuttle tanker fleet. Please read “—B. Operations—Our Fleet.”

Our liquefied gas segment includes our LNG and LPG carriers. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time. LPG carriers are mainly chartered to carry LPG on time-charters, on contracts of affreightment or spot voyage charters. As of December 31, 2013, this fleet, including newbuildings on order, had a total cargo carrying capacity of approximately 6.6 million cubic meters. Please read “—B. Operations—Our Fleet.”

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

Recent Business Acquisitions

ALP Acquisition and Newbuilding Order

In March 2014, Teekay Offshore acquired 100% of the shares of ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrent with this transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2015 and 2016. Teekay Offshore is committed to acquire these newbuildings for a total cost of approximately $258 million. Teekay Offshore acquired ALP for a purchase price of $6.1 million, of which $2.6 million was paid in cash on closing and a further $3.5 million representing the fair value of contingent consideration. The contingent consideration consists of $2.4 million which is contingently payable upon the delivery and employment of ALP’s four newbuildings. In addition, the contingent consideration includes a further amount of up to $2.6 million, based on ALP’s annual operating results from 2017 to 2021. Teekay Offshore has the option to pay up to one half of the contingent consideration through the issuance of common units of Teekay Offshore. Teekay Offshore also incurred $1.0 million of acquisition-related costs which have been recognized in general and administrative expenses in March 2014. Teekay Offshore financed the ALP acquisition and initial newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the newbuildings prior to their deliveries. This acquisition represents Teekay Offshore’s entrance into the long-haul ocean towage and offshore installation services business. This acquisition allows Teekay Offshore to combine its infrastructure and access to capital with ALP’s experienced management team to further grow this niche business that is in an adjacent sector to Teekay Offshore’s FPSO and shuttle tanker businesses.

Exmar LPG Joint Venture

In February 2013, Teekay LNG entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and included 19 owned LPG carriers (including eight newbuilding carriers scheduled for delivery between 2014 and 2016, and taking into effect the sale of the Donau LPG carrier in April 2013) and five chartered-in LPG carriers. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested $133.1 million in exchange for equity and a shareholder loan and assumed approximately $108 million as its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The excess of the book value of net assets acquired over Teekay LNG’s investment in Exmar LPG BVBA, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA and as recognition of goodwill, in accordance with the finalized purchase price allocation. Control of Exmar LPG BVBA is shared jointly between Exmar and Teekay LNG. Consequently, Teekay LNG accounts for its investment in Exmar LPG BVBA using the equity method. In July 2013 and October 2013, Exmar LPG BVBA exercised its options with Hanjin Heavy Industries and Construction Co., Ltd. to construct four additional LPG carrier newbuildings, scheduled for delivery in 2017 and 2018.

HiLoad Dynamic Positioning Unit

In September 2013, Teekay Offshore acquired a 2010-built HiLoad dynamic positioning (or DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The HiLoad DP unit arrived in Brazil in November 2013 and is expected to commence operations under its full time-charter rate under a ten-year time-charter contract with Petrobras in Brazil in the second quarter of 2014, once operational testing has been completed. Under the terms of an agreement between Remora and Teekay Offshore, Teekay Offshore has a right of first refusal to acquire any future HiLoad projects developed by Remora. In July 2013, Remora was awarded a contract by BG E&P Brasil Ltda. to perform a front-end engineering and design study to develop the next generation of HiLoad DP units. The design of the next generation of HiLoad DP units, which is based on the main parameters of the first generation design, is expected to include new features, such as increased engine power and the capability to maneuver vessels larger than Suezmax conventional tankers.

Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2013 and Early 2014 “ for more information.

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

Our ownership of Teekay Tankers was 25.1% as of March 1, 2014. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and continue to consolidate this subsidiary. Please read “Item 18. Financial Statements: Note 5—Financing Transactions.”

Equity Offerings, Unit Issuances and Transactions by Teekay Offshore and the Sale of Remaining Interest in OPCO to Teekay Offshore

During March 2011, we sold our 49% interest in Teekay Offshore Operating L.P. (or OPCO) to Teekay Offshore for a combination of $175 million in cash (less $15 million in distributions made by OPCO to us between December 31, 2010 and the date of acquisition) and 7.6 million of Teekay Offshore’s common units. In addition, Teekay Offshore’s general partner made a proportionate capital contribution to maintain its 2% general partner interest. The sale increased Teekay Offshore’s ownership of OPCO from 51% to 100%.

During July 2011, Teekay Offshore completed a private placement of 0.7 million common units at a price of $28.04 per unit to an institutional investor for gross proceeds of approximately $20.4 million (including the general partner’s 2% proportionate capital contribution). Teekay Offshore used the proceeds from the issuance of common units to partially fund the acquisition of four newbuilding shuttle tankers that are under long-term fixed-rate charters with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil.

During November 2011, Teekay Offshore completed a private placement of 7.1 million common units at a price of $23.90 to a group of institutional investors for gross proceeds of approximately $173.5 million (including the general partner’s 2% proportionate capital contribution). Teekay Offshore used the proceeds from the issuance of common units to finance its acquisition of the Piranema Spirit FPSO from Sevan in November 2011 and of four BG newbuilding shuttle tankers that delivered in 2013.

During November 2011, Teekay Offshore acquired a 100% interest in the Piranema from Sevan. The total purchase price of approximately $164.3 million (including an adjustment for working capital) was paid in cash and was financed through the concurrent issuance of 7.1 million common units in a private placement with third-party investors. The 2007-built Piranema Spirit FPSO unit is currently operating under a long-term charter to Petroleo Brasileiro S.A. (or Petrobras) on the Piranema field located offshore Brazil. The charter includes a firm contract period through March 2018, with up to 11 one-year extension options and includes cost escalation clauses.

During July 2012, Teekay Offshore issued approximately 1.7 million common units to a group of institutional investors for gross proceeds, including Teekay Offshore’s general partner’s 2% proportionate capital contribution, of $45.9 million. Teekay Offshore used the net proceeds from the issuance of common units to partially finance the shipyard instalments for the four Suezmax newbuilding shuttle tankers.

During September 2012, Teekay Offshore completed a public offering of 7.8 million common units for gross proceeds, including Teekay Offshore’s general partner’s 2% proportionate capital contribution, of $219.5 million. Teekay Offshore used the net proceeds from the issuance of common units to repay a portion of its outstanding debt under its revolving credit facilities.

During April 2013, Teekay Offshore issued approximately 2.1 million common units in a private placement to an institutional investor for net proceeds of approximately $61.2 million (including Teekay Offshore’s general partner’s proportionate capital contribution). Teekay Offshore used the net proceeds from the sale of the common units to partially fund the acquisition of four Suezmax newbuilding shuttle tankers and for general partnership purposes.

During April 2013, Teekay Offshore issued 6.0 million 7.25% Series A Cumulative Redeemable Preferred Units in a public offering, for net proceeds of approximately $144.8 million. Teekay Offshore used a portion of the net proceeds from the public offering to prepay a portion of its outstanding debt under three of its revolving credit facilities and to partially finance the purchase from us of the Voyageur Spirit FPSO unit and its interest in the Cidade de Itajai FPSO unit, and used the remainder for general partnership purposes.

During May 2013, Teekay Offshore implemented a continuous offering program (or COP), under which Teekay Offshore may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through December 31, 2013, Teekay Offshore sold an aggregate of 85,508 common units under the COP, generating net proceeds of approximately $2.4 million (including Teekay Offshore’s general partner’s 2% proportionate capital contribution and net of approximately $0.4 million of offering costs). The net proceeds from the issuance of these common units were used for general partnership purposes.

During December 2013, Teekay Offshore issued approximately 1.75 million common units in a private placement to an institutional investor for net proceeds of $54.4 million (including our general partner’s proportionate capital contribution). Teekay Offshore used the net proceeds from the issuance of these common units for general partnership purposes.

Our ownership of Teekay Offshore was 29.3% (including our 2% general partner interest) as of March 1, 2014. We maintain control of Teekay Offshore by virtue of our control of the general partner and will continue to consolidate this subsidiary. Please read “Item 18. Financial Statements: Note 5—Financing Transactions.”

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

During May 2013, Teekay LNG implemented a COP under which Teekay LNG may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through December 31, 2013, Teekay LNG sold an aggregate of 124,071 common units under the COP, generating proceeds of approximately $4.9 million (including Teekay LNG’s general partner’s 2% proportionate capital contribution of $0.1 million and net of approximately $0.1 million of commissions and $0.4 million of other offering costs). Teekay LNG used the net proceeds from the issuance of these common units for general partnership purposes.

During July 2013, Teekay LNG issued approximately 0.9 million common units in a private placement to an institutional investor for net proceeds, including Teekay LNG’s general partner’s 2% proportionate capital contribution, of $40.8 million. Teekay LNG used the proceeds from the private placement to fund the first installment payments on two newbuilding LNG carriers ordered in July 2013 and for general corporate purposes.

During October 2013, Teekay LNG completed a public offering of 3.5 million common units (including 0.45 million common units issued upon exercise of the underwriters’ over-allotment option) at a price of $42.62 per unit, for gross proceeds of approximately $150.0 million (including Teekay LNG’s general partner’s 2% proportionate capital contribution). Teekay LNG used the net proceeds from the offering of approximately $144.8 million to prepay a portion of its outstanding debt under two of its revolving credit facilities and to fund the acquisition of the second LNG carrier newbuilding from Awilco LNG ASA.

Our ownership of Teekay LNG was 35.3% (including our 2% general partner interest) as of March 1, 2014. We maintain control of Teekay LNG by virtue of our control of the general partner and will continue to consolidate this subsidiary. Please read “Item 18. Financial Statements: Note 5— Financing Transactions.”

Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2013 and Early 2014” for more information on recent transactions.

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

Our shuttle tankers are primarily subject to long-term, fixed-rate time-charter contracts or bareboat charter contracts for a specific offshore oil field, where a vessel is hired for a fixed period of time, or under contracts of affreightment for various fields, where we commit to be available to transport the quantity of cargo requested by the customer from time to time over a specified trade route within a given period of time. The number of voyages performed under these contracts of affreightment normally depend upon the oil production of each field. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel and the reputation of the vessel’s manager. Technical sophistication of the vessel is especially important in harsh operating environments such as the North Sea. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers can be converted into shuttle tankers by adding specialized equipment to meet customer requirements. Shuttle tanker demand may also be affected by the possible substitution of sub-sea pipelines to transport oil from offshore production platforms.

As of December 31, 2013, there were approximately 93 vessels in the world shuttle tanker fleet (including eight newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Africa, Brazil, Canada, Russia and the United States Gulf of Mexico. As of December 31, 2013, we had ownership interests in 32 shuttle tankers and chartered-in an additional three shuttle tankers. Other shuttle tanker owners include Knutsen NYK Offshore Tankers AS, Transpetro, Viken Shipping, AET and J. Lauritzen which, as of December 31, 2013, controlled smaller fleets of 3 to 22 shuttle tankers each. We believe that we have certain competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea and Brazil.

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

As of December 31, 2013, there were approximately 90 FSO units operating and ten FSO units on order in the world fleet. As at December 31, 2013, we had ownership interests in five FSO units and one tanker being converted into an FSO unit. The major markets for FSO units are South East Asia, West Africa, Northern Europe, the Mediterranean and South West Asia/the Middle East. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

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

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of December 2013, there were approximately 174 FPSO units operating and 38 FPSO units on order in the world fleet. At December 31, 2013, we had ownership interests in ten FPSO units (including one unit under construction). Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. Other major independent FPSO contractors are SBM Offshore N.V., BW Offshore, MODEC, Bluewater and Bumi Armada.

During 2013, a total of approximately 61% of our consolidated net revenues were earned by the vessels in our shuttle tankers and FSO segment and FPSO segment, compared to approximately 60% in 2012 and 55% in 2011. Please read “Item 5. Operating and Financial Review and Prospects: Results of Operations.”

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

Most new LNG carriers, including all of our vessels, are built with a membrane containment system. These systems consist of insulation between thin primary and secondary barriers and are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 35 to 40 years. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG and LPG carriers after they reach a certain age. As at December 31, 2013, there were approximately 386 vessels in the worldwide LNG fleet, with an average age of approximately 11 years, and an additional 112 LNG carriers under construction or on order for delivery through 2017. As of December 31, 2013, the worldwide LPG tanker fleet consisted of approximately 1,268 vessels with an average age of approximately 16 years and approximately 171 additional LPG vessels were on order for delivery through 2017. LPG carriers range in size from approximately 250 to approximately 85,000 cubic meters (or cbm). Approximately 52% (in terms of vessel numbers) of the worldwide fleet is less than 5,000 cbm.

Our liquefied gas segment includes our LNG and LPG carriers. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time. LPG carriers are mainly chartered to carry LPG on time-charters, on contracts of affreightment or spot voyage charters. As at December 31, 2013, we had ownership interests in 29 LNG carriers, as well as five additional newbuilding LNG carriers on order. In addition, as at December 31, 2013, we had full ownership of five LPG carriers and part ownership, through our joint venture agreement with Belgium-based Exmar NV (or Exmar), in another 11 LPG carriers, 12 newbuilding LPG carriers on order, and five chartered-in LPG carriers.

During 2013, approximately 17% of our consolidated net revenues were earned by the vessels in our liquefied gas segment, compared to approximately 16% in 2012, and 15% in 2011. Please read “Item 5. Operating and Financial Review and Prospects: Results of Operations.”

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

Certain of our vessels in the spot tanker sub-segment operate pursuant to pooling or revenue sharing commercial management arrangements. Under such arrangements, different vessel owners pool their vessels, which are managed by a pool manager, to improve utilization and reduce expenses. In general, revenues generated by the vessels operating in a pool or revenue sharing commercial management arrangement, less related voyage expenses (such as fuel and port charges) and administrative expenses, are pooled and allocated to the vessel owners according to a pre-determined formula. As of December 31, 2013, we participated in three main pooling or revenue sharing commercial management arrangements. These include an Aframax tanker revenue sharing commercial management arrangement (or the Aframax RSA), an LR2 tanker pool (or the Taurus Pool), and a Suezmax tanker pool (or the Gemini Pool). As of 2013, nine of our Aframax tankers operated in the Aframax RSA, three of our LR2 tankers operated in the Taurus Pool, and twelve of our Suezmax tankers operated in the Gemini Pool. Each of these pools or revenue sharing commercial management arrangements is either solely or jointly managed by us.

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

We believe that we have competitive advantages in the Aframax and Suezmax tanker market as a result of the quality, type and dimensions of our vessels and our market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2013, our Aframax tanker fleet (excluding Aframax-size shuttle tankers and newbuildings) had an average age of approximately 10.1 years and our Suezmax tanker fleet (excluding Suezmax-size shuttle tankers and newbuildings) had an average age of approximately 7.8 years. This compares to an average age for the world oil tanker fleet of approximately 9.1 years, for the world Aframax tanker fleet of approximately 8.8 years and for the world Suezmax tanker fleet of approximately 8.0 years.

As of December 31, 2013, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 50 Aframax vessels), Sovcomflot (approximately 42 vessels), the Navig8 Pool (approximately 24 vessels), and the Sigma Pool (approximately 28 vessels). Other large operators of Suezmax tonnage (including newbuildings on order) included the Stena Sonangol Pool (approximately 21 vessels), Nordic American Tankers (approximately 20 vessels), the Blue Fin Pool (approximately 18 vessels), Euronav (approximately 21 vessels), and Sovcomflot (approximately 18 vessels).

We have chartering staff located in Singapore; London, England; and Houston, USA. Each office serves our clients headquartered in that office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. We believe that monitoring such information is critical to making informed bids on competitive brokered business.

During 2013, approximately 7% of our consolidated net revenues were earned by the vessels in our spot tanker sub-segment, compared to approximately 7% in 2012 and 9% in 2011. Please read “Item 5. Operating and Financial Review and Prospects: Results of Operations.”

b)	Fixed-Rate Tanker Sub-Segment

The vessels in our fixed-rate tanker sub-segment primarily consist of Aframax and Suezmax tankers that are employed on long-term time-charters. We consider contracts that have an original term of one year duration or more to be long-term. The only difference between the vessels in the spot tanker sub-segment and the fixed-rate tanker sub-segment is the duration of the contracts under which they are employed. During 2013, approximately 15% of our consolidated net revenues were earned by the vessels in the fixed-rate tanker sub-segment, compared to approximately 17% in 2012 and 21% in 2011. Please read “Item 5. Operating and Financial Review and Prospects: Results of Operations.”

Our Fleet

As at December 31, 2013, our fleet (excluding vessels managed for third parties) consisted of 171 vessels, including chartered-in vessels and newbuildings/conversions on order. The following table summarizes our fleet as at December 31, 2013:

	Number of Vessels
	Owned Vessels		Chartered-in Vessels		Newbuildings / Conversions		Total
Shuttle Tanker and FSO Segment
Shuttle Tankers	30	(1)	3	(2)	—		33
FSO Units	4	(4)	—		1	(3)	5

Total Shuttle Tanker and FSO Segment	34		3		1		38

FPSO Segment
Shuttle Tankers	2	(1)	—		—		2
FSO Unit	1	(4)	—		—		1
FPSO Units	9	(5)	—		1	(6)	10

Total FPSO Segment	12		—		1		13

Liquefied Gas Segment
LNG Carriers	29	(7)	—		5	(8)	34
LPG Carriers	16	(9)	5		12	(10)	33

Total Liquefied Gas Segment	45		5		17		67

Spot Tanker Sub-Segment
Suezmax Tankers	12	(11)	—		—		12
Aframax Tankers	3	(12)	6		—		9
Large Product Tankers	5	(13)	—		—		5

Total Spot Tanker Sub-Segment	20		6		—		26

Fixed-Rate Tanker Sub-Segment
Conventional Tankers	26	(14)	1		—		27

Total Fixed-Rate Tanker Sub-Segment	26		1		—		27

Total	137		15		19		171

The following footnotes indicate the vessels in the table above that are owned or chartered-in by non-wholly owned subsidiaries of Teekay or have been or will be offered by us to Teekay LNG, Teekay Offshore or Teekay Tankers:

(1)	Includes 32 vessels owned by Teekay Offshore (including six through 50% controlled subsidiaries and three through 67% controlled subsidiaries). Of these vessels, one shuttle tanker which Teekay Offshore owns through a 67% owned subsidiary is being converted into an FSO unit which is scheduled for completion in 2017.
(2)	All three vessels chartered-in by Teekay Offshore and one redelivered after December 31, 2013.
(3)	One tanker owned 100% by Teekay Offshore, which is being converted into an FSO unit.
(4)	Includes four FSO units owned 100% by Teekay Offshore and one FSO unit owned through an 89% subsidiary of Teekay Offshore.
(5)	Includes four FPSO units owned 100% by Teekay Petrojarl. Teekay is required to offer to sell to Teekay Offshore any of these units that are servicing contracts in excess of three years in length. Four FPSO units are owned 100% by Teekay Offshore. One FPSO unit is owned 50% by Teekay Offshore. Certain of our FPSO contracts include the services of shuttle tankers and an FSO unit, and as such, these vessels are included in the FPSO segment.
(6)	Includes one FPSO unit owned 100% by us, which is scheduled to deliver mid-2014.
(7)	Includes the following interests of Teekay LNG: a 100% interest in eight LNG carriers, a 70% interest in five LNG carriers, a 40% interest in four LNG carriers, a 50% interest in two LNG carriers, a 52% interest in six LNG carriers, and a 33% interest in four LNG carriers.
(8)	Includes five newbuilding vessels owned 100% by Teekay LNG, two of which are scheduled to be delivered in 2016 and the remaining three are scheduled to be delivered in 2017.
(9)	Includes five vessels owned 100% by Teekay LNG and 11 vessels owned Teekay LNG (through 50% controlled subsidiaries).
(10)	Includes 12 newbuilding vessels owned by Teekay LNG (through 50% controlled subsidiaries), three of which are scheduled to be delivered in each of the years ending 2014, 2015, 2016 and 2017, respectively.
(11)	Includes eight Suezmax tankers owned 100% by Teekay Tankers and four Suezmax tankers owned 100% by us and sold in March 2014.
(12)	Includes one vessel owned 100% by Teekay Offshore, which is chartered to Teekay, and two vessels owned 100% by Teekay Tankers.
(13)	Included five vessels owned 100% by Teekay Tankers.
(14)	Includes ten vessels owned 100% by Teekay LNG, three vessels owned 100% by Teekay Offshore, 13 vessels owned 100% by Teekay Tankers and one owned 50% by Teekay Tankers.

Our vessels are of Bahamian, Belgian, Danish, Hong Kong, Isle of Man, Liberian, Marshall Islands, Norwegian, Panama, Singapore, and Spanish registry.

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

As of December 31, 2013, we had five LNG carriers, one FSO under conversion, one planned FSO conversion, and one FPSO unit on order. In addition, we had a 50% interest in 12 LPG newbuilding orders. Please read “Item 5. Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Item 18. Financial Statements: Notes 16(a) and 16(b)—Commitments and Contingencies—Vessels Under Construction and Joint Ventures.”

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

We, through certain of our subsidiaries, assist our operating subsidiaries in managing their ship operations. All vessels are operated under our comprehensive and integrated Safety Management System that complies with the International Safety Management Code (or ISM Code), the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, Occupational Health and Safety Advisory Services (or OHSAS) 18001 and the new Maritime Labour Convention 2006 (MLC 2006) that became enforceable on August 20, 2013. The management system is certified by Det Norske Veritas (or DNV), the Norwegian classification society. It has also been separately approved by the Australian and Spanish Flag administrations. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and certain flag states.

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

Customers

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil and LNG consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. Three customers, international oil companies, accounted for a total of 37%, or $677.3 million, of our consolidated revenues during 2013 (2012 - two customers for 30% or $588.4 million, 2011 - two customers for 27% or $508.6 million). No other customer accounted for more than 10% of our consolidated revenues during 2013, 2012 or 2011. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

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

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, the International Convention on Load Lines of 1966, and, specifically with respect to LNG and LPG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the IGC Code). The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning (DP) systems, which would apply to shuttle tankers and DP-assisted FSO units and FPSO units. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

In addition, the IMO has proposed (by the adoption in 2004 of the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the Ballast Water Convention)) that all tankers of the size we operate that are built starting in 2012 contain ballast water treatment systems, and that all other similarly sized tankers install treatment systems in order to comply with their first renewal or renewal survey after 2016 in order to comply with the renewal survey required for the International Oil Pollution Prevention certificate. This convention has not yet entered into force, but when it becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

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

The EU has also adopted legislation (Directive 2009/16/EC on Port State Control) that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect minimum percentages of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies (Directive 2009/15/EC).

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

The EU has adopted regulations requiring the use of low sulfur fuel. Currently, vessels are required to burn fuel with a sulfur content not exceeding 1% (while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOx Emission Control Areas). Beginning January 1, 2015, vessels are required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. The California Air Resources Board (or CARB) requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. IMO regulations require that as of January 1, 2015, all vessels operating within Emissions Control Areas (or ECA) worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). Currently, the only grade of fuel meeting this low sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since July 1, 2010, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel sulfur control areas have been 1.00%. Certain modifications were completed on our Suezmax tankers in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the Directive. In addition, LSMGO is more expensive than HFO and this impacts the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements.

The EU has recently adopted Regulation (EU) No 1257/2013 which imposes rules regarding ship recycling and management of hazardous materials on vessels. The Regulation includes requirements to recycle vessels in an environmentally sound manner at certain approved recycling facilities, so as to minimize the adverse effects of recycling on human health and the environment. The Regulation also contains rules to control and properly manage hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Regulation aims to ratify the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships adopted by the IMO in 2009 (which has not entered into force). It applies to vessels flying the flag of a Member State. In addition, certain of its provisions also apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. The Regulation will generally become effective between December 31, 2015 and December 31, 2018, although certain of its provisions are set to become effective on December 31, 2014 and certain others on December 31, 2020.

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

OPA 90 and CERCLA permit individual U.S. states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states, such as California, Washington and Alaska require state-specific evidence of financial responsibility and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations immediately upon the effective date of the 2013 Vessel General Permit. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

The following chart provides an overview of our organizational structure as at March 1, 2014. Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as at March 1, 2014.

(1)	The partnership is controlled by its general partner. Teekay Corporation has a 100% beneficial ownership in the general partner. However in certain limited cases, approval of a majority or supermajority of the common unit holders is required to approve certain actions.
(2)	Proportion of voting power held is 53.1%.
(3)	Including our 100% interest in Teekay Petrojarl.

Teekay LNG is a Marshall Islands limited partnership formed by us in 2005 as part of our strategy to expand our operations in the LNG and LPG shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies. As of December 31, 2013, Teekay LNG operated a fleet of 39 LNG carriers (including five newbuildings), 33 LPG/multigas carriers, 9 conventional tankers and one product tanker. Teekay LNG’s ownership interests in these vessels range from 33% to 100%.

Teekay Offshore is a Marshall Islands limited partnership formed by us in 2006 as part of our strategy to expand our operations in the offshore oil marine transportation, processing and storage sectors. As of December 31, 2013, Teekay Offshore owned and operated a fleet of 35 shuttle tankers (including three chartered-in vessels), one HiLoad DP unit, five FSO units, four conventional Aframax tankers and five FPSO units. Teekay Offshore’s ownership interests in its owned vessels range from 50% to 100%. Most of Teekay Offshore’s vessels operate under long-term, fixed-rate contracts. Pursuant to an omnibus agreement we entered into in connection with Teekay Offshore’s initial public offering in 2006, we have agreed to offer to Teekay Offshore FPSO units that are servicing contracts in excess of three years in length.

In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to own our conventional tanker business. As of December 31, 2013, Teekay Tankers owned a fleet of 11 double-hull Aframax tankers, ten double-hull Suezmax tankers, six product tankers, one VLCC and one in-chartered Aframax, all of which trade either in the spot tanker market or under short- or medium-term, fixed-rate time-charter contracts. Teekay Tankers owns 100% of its fleet, other than a 50% interest in the VLCC. Teekay Tankers’ primary objective is to grow through the acquisition of conventional tanker assets from third parties and from us. Through a wholly-owned subsidiary, we provide Teekay Tankers with commercial, technical, administrative, and strategic services under a long-term management agreement. In exchange, Teekay Tankers has agreed to pay us both a market-based fee and a performance fee under certain circumstances to motivate us to increase Teekay Tankers’ cash available for distribution to its stockholders.

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

We believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our subsidiaries which have made special U.S. tax elections to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes are potentially engaged in activities which could give rise to U.S. Source International Transportation Income. Unless the exemption from tax under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis tax and the branch profits tax or the 4% gross basis tax, all of which are discussed below. Certain of our other subsidiaries also are engaged in activities which could give rise to U.S. Source International Transportation Income and rely on our ability to claim exemption under the Section 883 Exemption.

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

U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that any of our income has been or will be U.S. Source Domestic Transportation Income.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2014, we estimate that, if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Income would be approximately $1.1 million. In addition, we estimate that certain of our subsidiaries that are unable to claim the Section 883 Exemption were subject to less than $200,000 in the aggregate of U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income for 2014 and we estimate that these subsidiaries will be subject to less than $200,000 in the aggregate of U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income in subsequent years. The amount of such tax for which we or our subsidiaries may be liable for in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Marshall Islands Taxation

We believe that neither we nor our subsidiaries will be subject to taxation under the laws of the Marshall Islands, or that distributions by our subsidiaries to us will be subject to any taxes under the laws of the Marshall Islands.

Other Taxation

We and our subsidiaries are subject to taxation in certain non- U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner that minimizes taxes imposed upon us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read “Item 18. Financial Statements: Note 21 —Income Taxes.”

Item 4A. Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Teekay Corporation (or Teekay) is a leading provider of international crude oil and gas marine transportation services and we also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly listed subsidiary Teekay LNG Partners L.P. (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly listed subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) and through our 100% ownership interest in Teekay Petrojarl AS (or Teekay Petrojarl), and the continuation of our conventional tanker business through our publicly listed subsidiary Teekay Tankers Ltd. (or Teekay Tankers). We are responsible for managing and operating a fleet of approximately 164 liquefied gas, offshore, and conventional tanker assets with total consolidated assets of over $11.5 billion. With offices in 15 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

SIGNIFICANT DEVELOPMENTS IN 2013 AND EARLY 2014

Recent Developments in our Gas Business

In August 2013, Teekay LNG agreed to acquire a 155,900 cubic meter (or cbm) LNG carrier newbuilding from Norway-based Awilco LNG ASA (or Awilco), that was constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd., (or DSME) in South Korea. Upon the vessel’s delivery on September 16, 2013, Awilco sold the vessel to Teekay LNG and Teekay LNG bareboat chartered the vessel back to Awilco on a five-year fixed-rate charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the charter. Teekay LNG financed the acquisition from its existing liquidity and has secured a long-term debt facility. In September 2013, Teekay LNG agreed to acquire a second 155,900 cbm LNG carrier newbuilding from Awilco. Upon delivery in November 2013, Awilco sold the vessel to Teekay LNG and Teekay LNG bareboat chartered the vessel back to Awilco on a four-year fixed rate charter contract (plus a one year extension option) with a fixed-price purchase obligation at the end of the charter. Teekay LNG financed the acquisition with a portion of the proceeds generated from its October 2013 equity offering, and has also secured a separate long-term debt facility for this vessel. The purchase price of each vessel is $205 million less a $51 million upfront prepayment of charter hire by Awilco (inclusive of a $1.0 million upfront fee), which is in addition to the daily bareboat charter rate.

In July 2013 and November 2013, Teekay LNG exercised options with DSME to construct a total of three LNG carrier newbuildings for a total cost of approximately $637 million. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. Teekay LNG intends to secure charter contracts for these vessels prior to their delivery in 2017. In connection with the exercise of the two options in July 2013, Teekay LNG obtained options to order up to three additional LNG carrier newbuildings that expire in May 2014.

In June 2013, Teekay LNG was awarded five-year time-charter contracts with Cheniere Marketing L.L.C. (or Cheniere) for the two 173,400 cbm LNG carrier newbuildings that Teekay LNG ordered in December 2012. The newbuilding LNG carriers, also equipped with MEGI twin engines, are currently under construction by DSME and are scheduled to deliver in the first half of 2016. Upon delivery, the vessels will commence their charters with Cheniere, which will export LNG from its Sabine Pass LNG export facility in Louisiana, USA.

In February 2013, Teekay LNG entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and, as of December 31, 2013, included 23 owned LPG carriers (including 12 newbuilding carriers scheduled for delivery between 2014 and 2018) and five chartered-in LPG carriers. For Teekay LNG’s 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested approximately $133 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of the existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. Exmar continues to commercially and technically manage and operate the vessels. Since control of Exmar LPG BVBA is shared jointly between Exmar and Teekay LNG, Teekay LNG accounts for Exmar LPG BVBA using the equity method.

Recent Developments in our Offshore Business

In March 2014, Teekay Offshore acquired 100% of the shares of ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrent with this transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2015 and 2016. Teekay Offshore is committed to acquire these newbuildings for a total cost of approximately $258 million. Teekay Offshore acquired ALP for a purchase price of $6.1 million, of which $2.6 million was paid in cash on closing and a further $3.5 million representing the fair value of contingent consideration. The contingent consideration consists of $2.4 million which is contingently payable upon the delivery and employment of ALP’s four newbuildings. In addition, the contingent consideration includes a further amount of up to $2.6 million, based on ALP’s annual operating results from 2017 to 2021. Teekay Offshore has the option to pay up to one half of the contingent consideration through the issuance of common units of Teekay Offshore. Teekay Offshore also incurred $1.0 million of acquisition-related costs which have been recognized in general and administrative expenses in March 2014. Teekay Offshore financed the ALP acquisition and initial newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the newbuildings prior to their deliveries. This acquisition represents Teekay Offshore’s entrance into the long-haul ocean towage and offshore installation services business. This acquisition allows Teekay Offshore to combine its infrastructure and access to capital with ALP’s experienced management team to further grow this niche business that is in an adjacent sector to Teekay Offshore’s FPSO and shuttle tanker businesses. Please read “Item 18 – Financial Statements: Note 25 (c) – Subsequent Events.”

In June 2013, Teekay Offshore completed its acquisition from us of our 50% interest in a joint venture that owns the Cidade de Itajai FPSO unit (or Itajai), and assumed 50% of the joint venture’s originally drawn debt of $300.0 million for a purchase price of $53.8 million. Prior to finalizing the purchase, the joint venture repaid $10.5 million of its originally drawn debt and, as a result, Teekay Offshore assumed on the purchase date 50% of the joint venture’s outstanding debt of $289.5 million. The Itajai FPSO has been operating on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil since February 2013 under a nine-year fixed-rate time-charter contract, plus extension options, with Petrobras. The remaining 50% interest in the Itajai FPSO unit is owned by Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht).

In May 2013, Teekay Offshore finalized a ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply a floating, storage and offloading (or FSO) unit in Asia. Teekay Offshore is converting its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $51 million. The unit is expected to commence its contract with Salamander in the third quarter of 2014.

In May 2013, Teekay Offshore entered into an agreement with Statoil Petroleum AS (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit converted from the 1995-built shuttle tanker, the Randgrid, which Teekay Offshore currently owns through a 67% owned subsidiary. The FSO conversion project is expected to be completed for a gross capital cost of approximately $260 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization costs, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early 2017, the newly converted FSO unit will commence operations under a three-year firm period time-charter contract to Statoil, which also includes 12 additional one-year extension options.

In November 2011, we agreed to acquire from Sevan Marine ASA (or Sevan) the Voyageur Spirit (formerly known as the Sevan Voyageur) floating, production, storage and offloading (or FPSO) unit upon the completion of certain upgrades. In September 2012, we entered into an agreement to sell, subject to certain conditions, the Voyageur Spirit FPSO unit to Teekay Offshore for a price of $540.0 million following its commencement of operations under a long-term charter contract with E.ON Ruhrgas UK E&P Limited (or E.ON). On April 13, 2013, the Voyageur Spirit FPSO unit began production on the Huntington Field and commenced its five-year charter with E.ON. In May 2013, we completed the acquisition of the Voyageur Spirit FPSO unit from Sevan. The excess of the price paid over the carrying value of the non-controlling interest acquired was $35.4 million and has been accounted for as a reduction to equity. Immediately after acquiring the FPSO unit from Sevan, we sold it to Teekay Offshore for $540.0 million. The Voyageur Spirit FPSO unit has been consolidated by us since November 30, 2011, as the Voyageur Spirit FPSO unit was a variable interest entity (or VIE) and we were the primary beneficiary from November 30, 2011 until its purchase in May 2013.

Upon commencing production on April 13, 2013, the Voyageur Spirit FPSO unit had a specified time period to receive final acceptance from the charterer, E.ON, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. We agreed to indemnify Teekay Offshore for lost revenues and certain unrecovered vessel operating expenses up until receipt of the certificate of final acceptance from E.ON, subject to a maximum of $54 million.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. Since that time, Teekay Offshore has been receiving full rate either directly from the charterer or through the indemnification from us. In April 2014, Teekay Offshore received the certificate of final acceptance from the charterer, which declared the unit on-hire retroactive to February 22, 2014.

Any amounts paid as indemnification from us to Teekay Offshore are effectively treated for accounting purposes as a reduction in the purchase price paid to us for the FPSO unit. Any compensation received by Teekay Offshore from the charterer related to the indemnification period reduces the amount of our indemnification paid to Teekay Offshore. As at December 31, 2013, the $540.0 million original purchase price of the Voyageur Spirit FPSO unit has effectively been reduced to $509.3 million ($279.3 million net of assumed debt of $230.0 million) to reflect the indemnification amount of $34.9 million for the year ended December 31, 2013, partially offset by the excess value of $4.3 million relating to the 1.4 million Teekay Offshore common units issued to us as partial consideration for the FPSO unit on the date of closing of the transaction in May 2013 compared to the fair value of the common units on the date we offered to sell the FPSO unit to Teekay Offshore.

In September 2013, Teekay Offshore acquired a 2010-built HiLoad dynamic positioning (or DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The HiLoad DP unit arrived in Brazil in November 2013 and is expected to commence operations under its full time-charter rate under a ten-year time-charter contract with Petrobras in Brazil in the second quarter of 2014, once operational testing has been completed. Under the terms of an agreement between Remora and Teekay Offshore, Teekay Offshore has a right of first refusal to acquire any future HiLoad projects developed by Remora. In July 2013, Remora was awarded a contract by BG E&P Brasil Ltda. to perform a front-end engineering and design study to develop the next generation of HiLoad DP units. The design of the next generation of HiLoad DP units, which is based on the main parameters of the first generation design, is expected to include new features, such as increased engine power and the capability to maneuver vessels larger than Suezmax conventional tankers.

Recent Developments in our Tanker Business

In January 2014, Teekay Tankers, along with us, formed Tanker Investments Ltd. (or TIL). Teekay Tankers, and us, purchased 5.0 million shares of common stock, representing a 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment of $50.0 million. In addition, Teekay Tankers, and us, received stock purchase warrants entitling it to purchase up to 1,500,000 shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants expire on January 23, 2019. For purposes of vesting, the stock purchase warrants are divided into four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the Common Stock equals or exceeds $12.50, $15.00, $17.50 and $20.00, respectively (or equivalent amounts in NOK converted using an exchange rate of 6.17) for such tranche for any ten consecutive trading days. Teekay Tankers, and us, also received one Series A-1 preferred share and one Series A-2 preferred share, each of which entitles the holder to elect one board member of TIL. The preferred shares do not give the holder a right any dividends or distributions of TIL. In March 2014, TIL issued additional common shares and listed its shares on the Oslo Stock Exchange. As of March 31, 2014, the combined interest of Teekay Tankers and us in TIL was 13.0%. TIL will seek to opportunistically acquire, operate and sell modern second hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. A portion of the net proceeds from the equity issuances by TIL will be used to acquire five modern Aframax crude oil tankers from third parties and four modern Suezmax crude oil tankers from us. TIL shares were listed on the Oslo Stock Exchange effective March 25, 2014. Please read “Item 18 – Financial Statements: Note 25 (b) – Subsequent Events.”

In April 2013, Teekay Tankers entered into agreements with STX Offshore & Shipbuilding Co. Ltd. (or STX) of South Korea to construct four fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of Teekay Tankers’ first shipyard installment was contingent on Teekay Tankers receiving acceptable refund guarantees for the shipyard installment payments. In October and November 2013, Teekay Tankers exercised its options to order eight additional LR2 newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and, therefore, is in breach of the option agreements. In December 2013, the newbuilding agreements were terminated by Teekay Tankers and in February 2014 the option agreements were terminated. In February 2014, we commenced legal actions for damages.

OTHER SIGNIFICANT PROJECTS AND DEVELOPMENTS

Storm Damage to Banff FPSO Unit

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, we declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the second quarter of 2014 while the necessary repairs and upgrades are completed and the weather permits re-installation of the unit on the Banff field. We do not have off-hire insurance covering the Banff FPSO. After the repairs and upgrades are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

We expect that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through our insurance coverage, subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. In addition, we will also incur certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and is expected to return to the Banff field at the same time as the Banff FPSO unit. The total of these capital upgrade costs is expected to total approximately $155 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure already agreed to by the parties. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost.

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

Dry docking. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year dry docking period. We capitalize a substantial portion of the costs incurred during dry docking and for the survey, and amortize those costs on a straight-line basis from the completion of a dry docking or intermediate survey over the estimated useful life of the dry dock. We expense as incurred costs for routine repairs and maintenance performed during dry dockings that do not improve or extend the useful lives of the assets and annual class survey costs for our FPSO units. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry docking expenditures.

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

Restricted Cash Deposits. Under capital lease arrangements for three of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms, where applicable. Please read “Item 18. Financial Statements: Note 10 – Capital Lease Obligations and Restricted Cash.”

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	Our revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market.

•	Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere but weaker in the summer months as a result of lower oil consumption in the Northern Hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended December 31 and March 31.

•	The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries, vessel dispositions and changes to the number of vessels we charter in. Please read “—Results of Operations” below for further details about vessel dispositions, deliveries and vessels chartered in. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•	Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to experience a global manpower shortage of qualified seafarers in certain sectors due to growth in the world fleet and competition for qualified personnel. In recent years, upward pressure on manning costs has temporarily stabilized and resulted in lower wage increases than have been seen in the past. However, this situation will likely not continue in the long term. Going forward, there may be significant increases in crew compensation as vessel and officer supply dynamics continue to change. In addition, factors such as pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations, however increases to operational costs are still likely to occur in the future.

•	Our net income is affected by fluctuations in the fair value of our derivative instruments. Our cross currency and interest rate swap agreements and some of our foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of loss as unrealized gains or losses on non-designated derivatives. The changes in fair value do not affect our cash flows or liquidity.

•	The amount and timing of dry dockings of our vessels can affect our revenues between periods. Our vessels are off hire at various times due to scheduled and unscheduled maintenance. During 2013 and 2012 we incurred 605 and 358 off-hire days relating to dry docking, respectively. The financial impact from these periods of off-hire, if material, is explained in further detail below in “—Results of Operations”. Twenty-four of our vessels are scheduled for dry docking during 2014.

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

We manage our business and analyze and report our results of operations on the basis of four segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided this operating segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment. Please read “Item 18. Financial Statements: Note 2 —Segment Reporting.”

Year Ended December 31, 2013 versus Year Ended December 31, 2012

Shuttle Tanker and FSO Segment

Our shuttle tanker and FSO segment (which includes our Teekay Shuttle and Offshore business unit) includes our shuttle tankers, FSO units and one HiLoad DP unit. As at December 31, 2013, our shuttle tanker fleet consisted of 33 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 33 shuttle tankers, six were owned through 50% owned subsidiaries of Teekay Offshore, three through a 67% owned subsidiary of Teekay Offshore and three were chartered-in by Teekay Offshore. The remaining vessels are owned 100% by Teekay Offshore. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot tanker market from time to time. Teekay Offshore has committed one shuttle tanker, the Randgrid, to conversion into an FSO unit upon the expiry of its existing shuttle tanker contract in 2015. Our FSO fleet consists of five vessels (including the Navion Clipper, which is being converted to an FSO unit) owned by Teekay Offshore that operate under fixed-rate time charters or fixed-rate bareboat charters. Teekay Offshore has 100% ownership interests in the operating FSO units. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage.

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Year Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	% Change

Revenues	583,201	616,295	(5.4)
Voyage expenses	99,111	104,382	(5.0)

Net revenues	484,090	511,913	(5.4)
Vessel operating expenses	182,973	196,021	(6.7)
Time-charter hire expense	56,682	56,989	(0.5)
Depreciation and amortization	116,376	125,104	(7.0)
General and administrative (1)	37,529	36,484	2.9
Asset impairments	76,782	28,830	166.3
Net loss on sale of vessels and equipment	—	1,112	(100.0)
Restructuring charges	2,123	652	225.6

Income from vessel operations	11,625	66,721	(82.6)

Calendar-Ship-Days
Owned Vessels	11,918	12,262	(2.8)
Chartered-in Vessels	1,456	1,459	(0.2)

Total	13,374	13,721	(2.5)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our shuttle tanker and FSO segment fleet decreased in 2013 compared to 2012. The decreases were primarily due to the sale of the Navion Fennia in July 2012, the sale of the Navion Savonita in December 2012 and the sale of the Basker Spirit in January 2013, partially offset by the delivery of four newbuilding shuttle tankers, the Samba Spirit, Lambada Spirit, Bossa Nova Spirit and the Sertanejo Spirit in 2013. Included in calendar-ship-days is one owned shuttle tanker that has been in lay-up since May 2012, following its redelivery to us upon the maturity of its time-charter-out contract in April 2012.

Net Revenues. Net revenues decreased to $484.1 million for 2013, from $511.9 million for 2012, primarily due to:

•	a decrease of $18.8 million due to the lay-up of two vessels following their redelivery to us in April 2012 and November 2012, respectively, upon maturity of their time-charter-out contracts; one of these vessels, the Navion Clipper, is being converted to an FSO unit;

•	a decrease of $12.0 million due to the sale of the Navion Savonita in December 2012;

•	a decrease of $5.9 million primarily due to fewer revenue days as a result of the redelivery of four vessels to us in February 2012, March 2012, April 2012 and July 2013, as they completed their time-charter-out agreements, partially offset by an increase in revenues in our contract of affreightment fleet and an increase in revenues in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain contracts;

•	a decrease of $5.5 million from engineering studies completed in 2012 to support our FSO tenders;

•	a decrease of $3.5 million due to fewer opportunities to trade excess shuttle tanker capacity on short-term offshore projects; and

•	a decrease of $2.0 million due to fewer opportunities to trade excess shuttle tanker capacity in the conventional spot market;

partially offset by

•	an increase of $15.4 million due to the commencement of the ten-year time-charter contracts in June 2013, August 2013 and November 2013 for the Samba Spirit, Lambada Spirit and Bossa Nova Spirit, respectively;

•	an increase of $3.8 million due to fewer repair off-hire days in our time-chartered-out fleet compared to 2012; and

•	an increase of $3.4 million due to the drydocking of the Navion Saga during 2012 and to a recovery of certain expenses in 2013.

Vessel Operating Expenses. Vessel operating expenses decreased to $183.0 million for 2013, from $196.0 million for 2012, primarily due to:

•	a decrease of $11.6 million relating to the lay-up of two of our shuttle tankers since May 2012 and February 2013 (one of these vessels, the Navion Clipper, is currently being converted to an FSO unit) and the reduction in costs associated with the sale of two of our older shuttle tankers in July 2012 and December 2012;

•	a decrease of $5.3 million due to decreases in ship management costs from the reduction in our contract of affreightment and time-charter fleets and cost savings initiatives; and

•	a decrease of $5.7 million relating to expenditures on projects completed in 2012 to support our FSO tenders;

partially offset by

•	an increase of $7.5 million due to the delivery of four newbuilding shuttle tankers during 2013.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased to $116.4 million for 2013, from $125.1 million for 2012, primarily due to the write-down of two older shuttle tankers and one FSO unit in 2012 to their estimated fair value, the write-down of four older shuttle tankers in 2013 to their estimated fair value, the sale of the two older shuttle tankers in 2012 and one older shuttle tanker in 2013, lower vessel contract amortization and the completion of dry-dock amortization for various shuttle tankers and an FSO unit, partially offset by additional amortization relating to the deliveries of the four newbuilding shuttle tankers, vessels upgrade costs and dry docking costs.

Asset Impairments. Asset impairments of vessels was $76.8 million for 2013, of which $56.5 million relates to four shuttle tankers which Teekay Offshore owns through subsidiaries with ownership interests ranging from 50% to 67%. During 2013, four of these six shuttle tankers were written down as the result of the re-contracting of one of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013 and a change in expectations for the contract renewal for two of the shuttle tankers. In the fourth quarter of 2013, the remaining two of the six shuttle tankers were written down due to a cancellation in their contract renewal.

Asset impairments on vessels was $28.8 million for 2012. In 2012, the carrying values of five of our shuttle tankers were written down to their estimated fair value. In the third quarter of 2012, a 1993-built shuttle tanker was written down to its estimated fair value due to a change in the operating plan for the vessel. In the third and fourth quarters of 2012, two shuttle tankers, which were written down in 2011, were further written down to their estimated fair value upon sale in 2012. In the fourth quarter of 2012, a 1992-built shuttle tanker, which was written down in 2010, was further written down to its estimated fair value and classified as held-for-sale at December 31, 2012. The vessel was sold in 2013. In the fourth quarter of 2012, a 1995-built shuttle tanker was written down to its estimated fair value using discounted cash flows. The write-down was caused by the combination of the age of the vessel, the requirements of trading in the North Sea and Brazil and the weak tanker market. The estimated fair value for each of the other four vessels written down in 2012 was determined using appraised values.

Net loss on sale of vessels. Loss on sale of vessels was $1.1 million for 2012 relating to the sale of two 1992-built shuttle tankers.

Restructuring Charges. Restructuring charges were $2.1 million for 2013, up from $0.7 million for 2012, resulting from a reorganization of marine operations to create better alignment within the shuttle tanker business unit, to create a reduced-cost organization going forward and the reflagging of a shuttle tanker.

FPSO Segment

Our FPSO segment (which includes our Teekay Petrojarl business unit) includes the FPSO units and other vessels used to service our FPSO contracts. As at December 31, 2013, in addition to the four 100% owned FPSO units and the four FPSO units owned by Teekay Offshore, the FPSO segment had one FPSO unit under construction, scheduled to deliver in mid-2014, and a 50% interest held by Teekay Offshore in one FPSO unit. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate charter contracts, some of which also include certain incentive compensation based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our offshore oil platforms, which generally reduce oil production. The charter contract for the Petrojarl I FPSO unit ended in April 2013 and the unit has since been off-hire. From the fourth quarter of 2012 through the fourth quarter of 2013, the Foinaven FPSO unit experienced lower than planned production levels due to equipment-related operational issues. In mid-July 2013, we and the charterer agreed to temporarily halt production to repair the FPSO unit’s gas compression trains and repair the subsea system. The first compressor train was repaired in August 2013 allowing the unit to recommence operations, however the compressor was down for one and a half months in early 2014 to address necessary repairs. The second compressor train is expected to be repaired by the end of May 2014, at which point the Foinaven FPSO unit is expected to reach full production capacity. In April 2014, the customer indicated its intention to extend the Hummingbird Spirit FPSO unit’s charter contract by a firm period of one year until December 31, 2015 with charterer’s options to extend the contract up to March 2017. The Banff FPSO unit remains under repair following storm damage in December 2011, as discussed above.

The following table presents our FPSO segment’s operating results for 2013 and 2012 and also provides a summary of the calendar-ship-days for our FPSO segment. The table excludes the results of the Itajai FPSO, which is accounted for under the equity method.

	Year Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	% Change

Revenues	567,620	581,215	(2.3)
Voyage expenses	—	232	(100.0)
Vessel operating expenses	364,986	354,020	3.1
Depreciation and amortization	151,365	135,413	11.8
General and administrative (1)	51,891	45,139	15.0
Gain on sale of equipment	(1,338)	—	(100.0)
Loan loss provisions	2,634	—	—

(Loss) income from vessel operations	(1,918)	46,411	(104.1)

Calendar-Ship-Days
Owned Vessels	3,893	3,660	6.4

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the FPSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The number of our FPSO units for 2013 increased compared to the same periods last year due to the acquisition of the Voyageur Spirit, although the unit had been accounted for as a VIE since November 2011 until its acquisition on May 2, 2013. Please read “Item 18 – Financial Statements: Note 3(a) – Acquisitions – FPSO Units and Investment in Sevan Marine ASA.”

Revenues. Revenues decreased to $567.6 million for 2013, from $581.2 million for 2012 primarily due to:

•	a decrease of $39.8 million due to the expiration of the charter contract for the Petrojarl I in the second quarter of 2013, partially offset by a higher rate earned and a recovery of fuel costs for that unit during the first quarter of 2013;

•	a decrease of $4.0 million due to lower amortization of in-process revenue contracts for the Hummingbird Spirit, partially offset by higher incentive revenues earned; and

•	a decrease of $1.9 million due to the Rio das Ostras earning only a standby rate, and no production revenue, while it was being relocated during 2013 to a new oil field and a lower credit earned for unused maintenance days under the service contract of the Rio das Ostras compared to the same periods last year, partially offset by the recovery of certain upgrade costs in 2013;

partially offset by

•	an increase of $29.4 million related to the acquisition of the Voyageur Spirit FPSO unit, partially offset by the capitalization of pre-operating costs during its mobilization phase, which occurred mainly during the first quarter of 2013;

•	an increase of $4.0 million from the Petrojarl Foinaven due to the finalization with our customer of contingent revenue for the prior year, which is based on various annual operational performance measures, oil production levels and the average oil price for the year, partially offset by lower supplemental efficiency and tariff payments accrued; and

•	an increase of $1.2 million due to increase in rates on the Piranema Spirit in accordance with the annual escalation of the charter component.

Vessel Operating Expenses. Vessel operating expenses increased to $365.0 million for 2013, from $354.0 million for 2012, primarily due to:

•	an increase of $16.4 million due to repairs and maintenance costs on the Banff FPSO unit as it is being prepared to resume operations in 2014 as a result of the December 2011 weather-related incident;

•	an increase of $5.0 million relating to the Petrojarl Varg mainly from higher salaries, crew levels and higher maintenance costs compared to the prior year;

•	an increase of $3.9 million due to higher crew and maintenance costs from equipment-related operational issues on the Petrojarl Foinaven compared to the prior year;

•	an increase of $3.6 million from the cost of front-end engineering and design (or FEED) studies compared to 2012; an increase of $3.4 million for higher maintenance costs for the Rio das Ostras and the cost of relocating the unit to a new field during 2013;

•	an increase of $2.9 million due to an increase in ship management costs as the number of operating vessels increased compared to the prior year, due to the acquisition of the Voyageur Spirit;

•	an increase of $3.2 million incurred for pre-operating costs on our FPSO under construction compared to the prior year; and

•	an increase of $1.2 million from higher salaries and crew levels on the Piranema Spirit compared to the prior year;

partially offset by

•	a decrease of $24.6 million due to reduced operations for the Petrojarl I resulting from its charter contract expiration in the second quarter of 2013; and

•	a decrease of $5.7 million as the Voyageur Spirit’s pre-operating costs were capitalized during its mobilization phase, which occurred mainly during the first quarter of 2013 until first oil was achieved in mid-April, partially offset by higher operating costs incurred since first oil was achieved.

Depreciation and Amortization Expense. Depreciation and amortization expense increased to $151.4 million for 2013, from $135.4 million for 2012 primarily due to capital upgrades and the acquisition of the Voyageur Spirit FPSO unit during the second quarter of 2013.

Gain on Sale of Equipment. Gain on sale of equipment in 2013 relates the sale of sub-sea equipment of the Petrojarl I. Please read “Item 18. Financial Statements—Note 18a: Vessel Sales.”

Loan Loss Provisions. Loan loss provisions in 2013 relates to a receivable for an FPSO front-end engineering and design study which was completed during the year.

Liquefied Gas Segment

As at December 31, 2013, our liquefied gas segment (which includes our Teekay Gas Services business unit) consisted of 34 LNG carriers and 33 LPG/Multigas carriers (in which Teekay LNG’s interests ranged from 33% to 100%). However, the table below includes only those carriers we consolidate, comprising 13 LNG carriers and five LPG carriers. The table excludes five newbuilding LNG carriers and the following vessels accounted for under the equity method: (i) six LNG carriers relating to Teekay LNG’s joint venture with Marubeni Corporation (or the MALT LNG Carriers), (ii) the four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers), (iii) four LNG carriers relating to Teekay LNG’s joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers), (iv) two LNG carriers relating to Teekay LNG’s joint ventures with Exmar (or the Exmar LNG Carriers) and (v) the 28 Exmar LPG Carriers.

The following table compares our liquefied gas segment’s operating results for 2013 and 2012, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2013 and 2012 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days for our liquefied gas segment:

	Year Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	% Change

Revenues	298,228	291,712	2.2
Voyage expenses	602	283	112.8

Net revenues	297,626	291,429	2.1
Vessel operating expenses	61,471	54,773	12.2
Depreciation and amortization	71,485	69,064	3.5
General and administrative (1)	19,597	18,643	5.1

Income from vessel operations	145,073	148,949	(2.6)

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	5,981	5,856	2.1

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

Our liquefied gas segment’s total calendar-ship-days increased to 5,981 days in 2013 from 5,856 days in 2012, as a result of the acquisition and delivery of two LNG carriers from Awilco (or the Awilco LNG Carriers), Wilforce and Wilpride, on September 16, 2013 and November 28, 2013, respectively.

Net Revenues. Net revenues increased to $297.6 million for 2013, from $291.4 million for 2012, primarily due to:

•	an increase of $5.0 million as a result of the acquisition and delivery of the Awilco LNG Carriers in September 2013 and November 2013;

•	an increase of $3.2 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar in 2013 compared to the prior year;

•	an increase of $2.0 million due to operating expense and dry-docking recovery adjustments under our charter provisions for the Tangguh Hiri and Tangguh Sago; and

•	an increase of $1.4 million due to the Hispania Spirit being off-hire for 21 days in 2012 for a scheduled dry docking;

partially offset by

•	a decrease of $4.0 million due to the Arctic Spirit being off-hire for 41 days in 2013 for a scheduled dry docking and revenue adjustments relating to cooling of the cargo tanks subsequent to the dry docking; and

•	a decrease of $2.0 million due to the Catalunya Spirit being off-hire for 21 days in 2013 for scheduled dry docking.

Vessel Operating Expenses. Vessel operating expenses increased to $61.5 million for 2013, from $54.8 million for 2012, primarily due to:

•	an increase of $2.1 million as a result of higher manning costs due to wage increases in certain of our LNG carriers;

•	an increase of $1.8 million due to main engine overhauls and spares and consumables purchased for the Tangguh Hiri and Tangguh Sago for the dry docking of these vessels in 2013 (however, we had a corresponding increase in our revenues relating to operating expense adjustments in our charter provisions);

•	an increase of $1.6 million due to an increase in ship management costs; and

•	an increase of $1.0 million primarily due to the effect on our Euro-denominated crew manning expenses from the strengthening of the Euro against the U.S. Dollar during 2013 compared to 2012 (a portion of our vessel operating expenses are denominated in Euros, which is primarily due to the nationality of our crew).

Depreciation and Amortization. Depreciation and amortization increased to $71.5 million for 2013, from $69.1 million for 2012, primarily as a result of the amortization of dry-dock expenditures incurred throughout 2012 and 2013.

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

Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment (which primarily includes our Teekay Tanker Services business unit), includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of more than one year. In addition, Teekay Tankers has a 50% interest in a Very Large Crude Carrier (or VLCC) that was delivered in the second quarter of 2013, and is accounted for under the equity method. Upon delivery, this vessel commenced operations under a time-charter for a term of five years.

The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days for our fixed-rate tanker sub-segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	% Change

Revenues	260,811	328,111	(20.5)
Voyage expenses	5,507	6,083	(9.5)

Net revenues	255,304	322,028	(20.7)
Vessel operating expenses	120,469	133,033	(9.4)
Time-charter hire expense	4,974	20,594	(75.8)
Depreciation and amortization	55,524	74,394	(25.4)
General and administrative (1)	19,691	26,282	(25.1)
Asset impairments	10	146,571	(100.0)
Loan loss (reversal) provision	(1,886)	1,886	(200.0)
Gain on sale of vessel	(732)	—	(100.0)
Restructuring charges	3,115	3,382	(7.9)

(Loss) income from vessel operations	54,139	(84,114)	(164.4)

Calendar-Ship-Days
Owned Vessels	10,006	11,416	(12.4)
Chartered-in Vessels	365	1,201	(69.6)

Total	10,371	12,617	(17.8)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, decreased in 2013 compared with the same period last year due to:

•	the transfer of four Suezmax tankers, three Aframax tankers and two medium-range (or MR) product tanker to the spot tanker sub-segment in 2012 and 2013;

•	the redelivery to its owner of one in-chartered Suezmax tanker in mid-2012;

•	the sale of one Aframax tanker and one Suezmax tanker in late 2013; and

•	an overall decrease in the number of calendar days for the current period due to 2012 being a leap year;

partially offset by

•	the transfer of two Aframax tankers from the spot tanker sub-segment in 2012 and 2013.

The collective impact from the above noted fleet changes are referred to below as the Net Fleet Reductions.

Net Revenues. Net revenues decreased to $255.3 million for 2013, from $322.0 million for 2012, primarily due to:

•	a net decrease of $50.4 million mainly due to the Net Fleet Reductions;

•	a decrease of $9.2 million of interest income earned on our investments in term loans;

•	a decrease of $4.8 million due to lower average charter rates earned from charter renewals and new charters; and

•	a net decrease of $4.6 million due to more off-hire days in 2013 relating to increased dry docking activities;

partially offset by

•	an increase of $2.9 million due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for the Suezmax tankers subject to capital leases (however, under the terms of these capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income).

Vessel Operating Expenses. Vessel operating expenses decreased to $120.5 million for 2013, from $133.0 million for 2012, primarily due to:

•	a net decrease of $14.7 million mainly due to the Net Fleet Reductions;

partially offset by

•	an increase of $3.5 million due to costs incurred relating to two vessels managed by a joint venture which we do not expect to recover.

Time-Charter Hire Expense. Time-charter hire expense decreased to $5.0 million for 2013, from $20.6 million for 2012, primarily due to the redelivery to its owner of one in-chartered Suezmax tanker in mid-2012, the change in segment employment for two in-chartered Aframax tankers in late-2012 and the decrease in in-charter contract hire rates.

Depreciation and Amortization. Depreciation and amortization expense decreased to $55.5 million for 2013, from $74.4 million for 2012, primarily due to:

•	a net decrease of $12.3 million mainly due to the Net Fleet Reductions; and

•	a decrease of $8.9 million due to the effect of vessel impairments incurred in the fourth quarter of 2012;

partially offset by

•	an increase of $2.8 million due to accelerated amortization of intangible assets relating to the charter contracts of three Suezmax tankers, as we expect the life of these intangible assets will be shorter than originally assumed in prior periods.

Asset Impairments. The impairments for 2012 relate to nine vessels. We determined these vessels were impaired and wrote down the carrying values of these vessels to their estimated fair value. The primary factors that occurred during the fourth quarter of 2012 that caused the write downs were the effects on our estimated future cash flows from negative changes in the outlook for the crude tanker market, delays in the recovery of the crude tanker market as well as the expected discrimination impact from more fuel efficient vessels being constructed. Please read Item 18. Financial Statements: Note 18—Vessel Sales, Asset Impairments and Provisions— b) Asset Impairments and Provisions and also read Item 18. Financial Statements: Note 11 Fair Value Measurements.

Loan Loss (Reversal) Provision. Loan loss provision reversal for 2013 relates to the reversal of allowances provided in 2012 in respect of our investments in term loans. In July 2010 and February 2011, we invested a total of $183.0 million in three loans, two maturing in July 2013 and one maturing in February 2014, secured by first priority mortgages registered on two 2010-built and one 2011-built VLCC vessels, respectively. The borrowers have been in default on their interest payment obligations since the first quarter of 2013, and subsequently in default of the repayment of the loan principal on two loans scheduled to mature in July 2013. As of December 31, 2013, the VLCC vessels that collateralize the Loans were trading in the spot tanker market under our management. During 2013, we estimated that the value of the collateral was sufficient to recover amounts owing under the Loans, and as a result reversed prior provisions. During March 2014, we assumed ownership of the three VLCCs that collateralized the Loans. Please read Item 18. Financial Statements: Note 18—Vessel Sales, Asset Impairments and Provisions— b) Asset Impairments and Provisions.

Gain on Sale of Vessel. Gain on sale of vessel for 2013 relates primarily to a gain on sale of a 1995-built conventional tanker.

Restructuring Charges. Restructuring charges for 2013 and 2012 primarily relate to the seafarer severance payments upon Compania Espanole de Petroles, S.A. (or CEPSA) selling two of our vessels under capital leases. Please read Item 18. Financial Statements: Note 20 —Restructuring Charges.

b)	Spot Tanker Sub-Segment

Our spot tanker sub-segment, a subset of our conventional tanker segment (which primarily includes our Teekay Tanker Services business unit), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment.

The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days for our spot tanker sub-segment:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	% Change

Revenues	120,225	163,438	(26.4)
Voyage expenses	6,998	27,303	(74.4)

Net revenues	113,227	136,135	(16.8)
Vessel operating expenses	76,253	75,479	1.0
Time-charter hire expense	41,990	53,156	(21.0)
Depreciation and amortization	36,336	51,923	(30.0)
General and administrative (1)	12,250	17,748	(31.0)
Asset impairments	90,813	256,795	(64.6)
Net loss on sale of vessels and equipment	75	5,863	(98.7)
Restructuring charge	1,683	3,531	(52.3)

Loss from vessel operations	(146,173)	(328,360)	(55.5)

Calendar-Ship-Days
Owned Vessels	7,213	7,759	(7.0)
Chartered-in Vessels	2,407	3,030	(20.6)

Total	9,620	10,789	(10.8)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the spot tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our spot tanker fleet (including vessels chartered-in), as measured by calendar-ship-days, decreased in 2013 compared to 2012, primarily due to:

•	the in-charter redeliveries by us in 2012 and 2013 to their owners of three Suezmax tankers, seven Aframax tankers and two long-range 2 (or LR2) product tankers (or the In-charter Redeliveries);

•	the sale of six Aframax tankers in 2012 and 2013;

•	the transfer of two Aframax tanker to the fixed tanker sub-segment in 2012 and 2013; and

•	an overall decrease in the number of calendar days for the current period due to 2012 being a leap year;

partially offset by

•	the transfer of four Suezmax tankers, three Aframax tankers and two MR product tanker from the fixed-rate tanker sub-segment in 2012 and 2013; and

•	the new in-charter of one Aframax tanker in early 2013.

The collective impact from the above noted fleet changes are referred to below as the Net Spot Fleet Reductions.

Tanker Market and TCE Rates

Crude tanker spot rates were historically low for the majority of 2013 before hitting multi-year highs at the end of the fourth quarter of 2013. Demand for crude tankers through the majority of 2013 was dampened by decreased Saudi Arabian production, supply disruptions in Libya, Iranian sanctions, and heavy refinery maintenance. The combined effect of decreased crude demand and a decrease in long-haul OPEC barrels put downward pressure on crude tanker tonne-mile demand through the majority of 2013.

By the end of 2013, the situation was reversed with spot rates in the large crude tanker segments strengthening to levels last seen in mid-2008. This increase was primarily due to strong Chinese crude imports, an increase in long-haul movements from the Atlantic basin to Asia, improved demand in the OECD, and seasonal factors. While crude spot tanker rates exhibited a rebound to historic highs in the fourth quarter of 2013 due to increased demand and seasonal factors, overall average rates for 2013 remained below the long-term average.

In the product tanker sector, earnings were steady during first half of 2013 giving way to a slightly softer second half of 2013. LR2 spot tanker rates were supported in the middle of 2013 by a combination of increased long-haul naphtha movements into Asia and the emergence of an East-West gasoil arbitrage. However, in the second half of 2013, the East-West gasoil arbitrage was shut intermittently, while the impact of ships switching from dirty to clean trades led to increased vessel supply which put downward pressure on LR spot tanker rates.

The global tanker fleet grew by a net 9.2 million deadweight tonnes (or mdwt), or 1.9 percent, during 2013. A total of 21.4 mdwt of tankers delivered into the fleet, down from 32.4 mdwt in 2012, while scrapping and removals decreased slightly to 12.8 mdwt from 14.7 mdwt in 2012. Looking ahead to 2014, based on internal forecasts, we estimate that tanker deliveries will total approximately 18.5 mdwt while scrapping is forecast to total approximately 12.5 mdwt. As a result, we estimate net tanker fleet growth of approximately 6.0 mdwt, or 1.2%, in 2014, the lowest level of tanker fleet growth in percentage terms since 2002. Fleet growth during 2014 is expected to be weighted towards the MR and LR2 sectors with negligible or declining growth in the crude Aframax and Suezmax sectors.

Global oil demand is expected to grow by 1.2 million barrels per day (or mb/d) during 2014 according to the average of forecasts from the International Energy Agency, Energy Information Administration and Organization of Petroleum Exporting Countries (or OPEC). This represents the same growth in oil demand growth as 2012, with the non-OECD countries, and China in particular, accounting for the majority of the growth. However, the “call on OPEC” crude is expected to decline by approximately 0.6 mb/d during 2014, which could have a negative impact on crude tanker tonne-mile demand in 2014.

The following table presents the net revenue, revenue days and TCE rates for the spot tanker sub-segment for 2013, 2012 and 2011:

	Year Ended
	December 31, 2013			December 31, 2012			December 31, 2011
Vessel Type	Net Revenues ($000’s)	Revenue Days	TCE Rate $	Net Revenues ($000’s)	Revenue Days	TCE Rate $	Net Revenues ($000’s)	Revenue Days	TCE Rate $

Spot Fleet(1)
Suezmax Tankers	57,101	4,209	13,568	72,223	3,785	19,084	64,529	4,387	14,709
Aframax Tankers	39,345	3,332	11,807	56,345	4,847	11,625	76,606	6,332	12,098
Large/Medium Product Tankers/VLCC	22,107	1,649	13,403	16,908	1,327	12,742	23,486	1,832	12,820
Other(2)	(5,326)	—	—	(9,341)	—	—	(850)	—	—

Totals	113,227	9,190	12,320	136,135	9,959	13,681	163,771	12,551	13,048

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment less than one year.
(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the write-off of doubtful debts and the cost of fuel while off-hire.

Average spot tanker TCE rates decreased in 2013 compared to 2012. In general, this change reflected continued weak demand fundamentals, surplus tonnage, and low global economic growth. During 2013, we realized a slight reduction in our revenue day exposure to the spot tanker market through the re-delivery of in-chartered vessels and vessel sales. We continue to maintain a mix of both spot and fixed-rate employment for our vessels in order to balance our exposure to the volatile spot tanker market with the cash flow stability from the fixed segment.

Net Revenues. Net revenues decreased to $113.2 million for 2013, from $136.1 million for 2012, primarily due to:

•	a net decrease of $19.1 million due to the decrease in our average spot tanker TCE rates; and

•	a net decrease of $7.8 million mainly due to the Net Spot Fleet Reductions;

partially offset by

•	a net increase of $4.0 million due to net decrease in management fees, commissions, and cost of fuel while off-hire.

Vessel Operating Expenses. Vessel operating expenses increased to $76.3 million for 2013, from $75.5 million for 2012 primarily due to the timing of repairs and maintenance, which is partially offset by the Net Spot Fleet Reductions.

Time-Charter Hire Expense. Time-charter hire expense decreased to $42.0 million for 2013, from $53.2 million for 2012, primarily due to:

•	a decrease of $28.0 million due to the redeliveries by us of various in-chartered vessels to their owners in 2012 and 2013;

partially offset by

•	an increase of $14.5 million due to various in-chartered vessels trading in the spot market subsequent to their expiry of time-charter out contracts and the new in-charter of one Aframax tanker in 2013; and

•	an increase of $2.0 million due to an increase in certain in-charter contract hire rates.

Depreciation and Amortization. Depreciation and amortization expense decreased to $36.3 million for 2013, from $51.9 million for 2012, primarily due to:

•	a decrease of $13.3 million due to the effect of vessel impairments incurred in the fourth quarter of 2012;

•	a decrease of $2.0 million mainly due to the Net Spot Fleet Reductions; and

•	a decrease of $0.9 million due to an intangible asset that was fully amortized in the first quarter of 2012.

Asset Impairments. The impairments for 2013 relate to the disposal of four 2009-built Suezmax tankers to a new entity. We wrote down the four Suezmax tankers to their estimated fair value of $163.2 million, which consists of their sale price, resulting in the recognition of an asset impairment of $90.8 million. The impairments for 2012 relate to nine vessels. We determined these vessels were impaired and wrote down the carrying values of these vessels to their estimated fair value. The primary factors that occurred in during the fourth quarter of 2012 that caused the write downs were the effects on our estimated future cash flows from negative changes in the outlook for the crude tanker market, delays in the recovery of the crude tanker market as well as the expected discrimination impact from more fuel efficient vessels being constructed. Please read Item 18. Financial Statements: Note 18—Vessel Sales, Asset Impairments and Provisions— b) Asset Impairments and Provisions and also read Item 18. Financial Statements: Note 11 Fair Value Measurements.

Net Loss on Sale of Vessels and Equipment. Loss on sale of vessels was $0.1 million for 2013 and $5.9 million for 2012. The loss on sale of vessel in 2013 relates primarily to the sale of a 1997-built conventional tanker and in 2012 relates to the sale of three Aframaxes. Please read Item 18. Financial Statements: Note 18—Vessel Sales, Asset Impairments and Provisions— a) Vessel Sales.

Restructuring Charges. Restructuring charges for 2013 and 2012 primarily relate to costs incurred in association with the reorganization of our marine operations. Please read Item 18 – Financial Statements: Note 20 – Restructuring Charges.

Other Operating Results

The following table compares our other operating results for 2013 and 2012:

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2013	2012	% Change

General and administrative	(140,958)	(144,296)	(2.3)
Interest expense	(181,396)	(167,615)	8.2
Interest income	9,708	6,159	57.6
Realized and unrealized gains (losses) on non-designated derivative instruments	18,414	(80,352)	(122.9)
Equity income from joint ventures	136,538	79,211	72.4
Foreign exchange loss	(13,304)	(12,898)	3.1
Other income	5,646	366	1,442.6
Income tax (expense) recovery	(2,872)	14,406	(119.9)

General and Administrative. General and administrative expenses decreased to $141.0 million in 2013, compared to $144.3 million in 2012, despite the growth in our offshore businesses, primarily as a result of various cost saving initiatives that we have undertaken.

Interest Expense. Interest expense increased to $181.4 million in 2013, compared to $167.6 million in 2013, primarily due to:

•	an increase of $11.9 million as a result of the Norwegian Kroner (or NOK) denominated bond issuances by Teekay LNG in May 2012 and September 2013 and Teekay in October 2012;

•	an increase of $10.8 million related to the Voyageur Spirit credit facility as interest expense was capitalized during the upgrade period of the Voyageur Spirit FPSO unit, which ended in May 2013;

•	a net increase of $7.3 million primarily from the issuance by Teekay Offshore of the NOK 1.3 billion senior unsecured bonds in January 2013, partially offset by the repurchase of NOK 388.5 million of Teekay Offshore’s existing NOK 600 million senior unsecured bond issue that matured in November 2013;

•	an increase of $5.9 million due to the drawdown of new debt facilities relating to the four newbuilding shuttle tankers that delivered during the last three quarters of 2013;

•	an increase of $4.8 million as a result of a new revolving credit facility we entered into in December 2012; and

•	an increase of $1.8 million due to an interest rate adjustment on our Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we have a corresponding increase in charter receipts, which are reflected as an increase to voyage revenues);

partially offset by

•	a decrease of $28.9 million due to decreased LIBOR and lower principal U.S. Dollar debt balances due to debt repayments during 2012 and 2013; and

•	a decrease of $1.0 million due to lower EURIBOR relating to Euro-denominated debt.

Realized and unrealized gains (losses) on non-designated derivative instruments. Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of loss. Net realized and unrealized gains (losses) on non-designated derivatives were $18.4 million for 2013, compared to $(80.4) million for 2012, as detailed in the table below:

	Year Ended December 31,
(in thousands of U.S. Dollars)	2013	2012

Realized (losses) gains relating to:
Interest rate swap agreements	(122,439)	(123,277)
Interest rate swap agreement amendments and terminations	(35,985)	—
Foreign currency forward contracts	(2,027)	1,155
Foinaven embedded derivative	—	11,452

	(160,451)	(110,670)

Unrealized gains (losses) relating to:
Interest rate swap agreements	182,800	26,770
Foreign currency forward contracts	(3,935)	6,933
Foinaven embedded derivative	—	(3,385)

	178,865	30,318

Total realized and unrealized gains (losses) on derivative instruments	18,414	(80,352)

The realized losses relate to amounts we actually realized or paid to settle such derivative instruments and interest rate swap agreement amendments. The unrealized gains on interest rate swaps for 2013 and 2012 were primarily due to changes in the forward interest rates.

During 2013 and 2012, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.8 billion and $3.9 billion, respectively, with average fixed rates of approximately 3.6% and 3.9%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $122.4 million and $123.3 million during 2013 and 2012, respectively, under the interest rate swap agreements. We also incurred realized losses of $36.0 million during 2013 from the termination of two interest rate swaps, one of which was prior to our acquisition of the Voyageur Spirit FPSO unit and while we accounted for the unit as a VIE.

Primarily as a result of significant changes in long-term benchmark interest rates during 2013 and 2012, we recognized unrealized gains of $178.9 million and $30.3 million, respectively. Please read “Item 18. Financial Statements: Note 15 - Derivative Instruments and Hedging Activities.”

Equity Income. Our equity income increased to $136.5 million in 2013 compared to $79.2 million in 2012, primarily due to:

•	an increase of $17.4 million due to Teekay LNG’s acquisition of a 50% ownership interest in Exmar LPG BVBA joint venture in February 2013;

•	an increase of $16.6 million in Teekay LNG’s 33% investment in the Angola LNG Carriers, primarily due to the change in unrealized gains on derivative instruments as a result of long-term LIBOR benchmark interest rates increasing, as compared to 2012;

•	an increase of $12.7 million from the Baúna and Piracaba (previously named Tiro and Sidon) joint venture as the Itajai FPSO unit commenced operations in February 2013;

•	an increase of $4.1 million in Teekay LNG’s 40% investment in Teekay Nakilat (III) Corporation, primarily due to the change in unrealized gains on derivative instruments as a result of long-term LIBOR benchmark interest rates increasing, as compared to 2012;

•	an increase of $5.4 million related to equity income from our investment in Petrotrans Holdings Ltd.;

•	an increase of $3.7 million due to full year of operations from Teekay LNG’s 52% ownership interest in the six LNG carriers from A.P. Moller Maersk A/S (the MALT LNG Carriers) which was acquired in February 2012.

•	an increase of $2.7 million due to higher net income from Teekay LNG’s 50% investment in the Exmar LNG Carriers primarily resulting from a 2012 provision against a customer’s claim relating to the two LNG carriers and from the off-hire of Excalibur for a scheduled dry docking during 2012;

•	an increase of $2.5 million from our investment in Sevan Marine;

•	an increase of $1.8 million related to the impairment of Alta Shipping in the prior year; and

•	an increase of $0.9 million related to Teekay Tankers’ 50% investment with Wah Kwong Maritime Transport Holdings Limited which owns a VLCC which delivered in June 2013;

partially offset by

•	a decrease of $10.8 million due to the gain on sale of our interest in the Ikdam FPSO unit in the prior year.

For 2013, equity income includes $31.2 million which relates to our share of unrealized gains on interest rate swaps, compared to unrealized gains on interest rate swaps of $5.3 million included in equity income for the same period last year.

Foreign Exchange Loss. Foreign currency exchange losses were $13.3 million in 2013 compared to $12.9 million in 2012. Our foreign currency exchange losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized losses on our cross currency swaps. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. During 2013, Teekay Offshore repurchased NOK 388.5 million of its existing NOK 600 million senior unsecured bond issue that matures in November 2013. Associated with this, we recorded $6.6 million of realized losses on the repurchased bonds, and recorded $6.8 million of realized gains on the settlements of the associated cross currency swap. Excluding this, for 2013, foreign currency exchange gains include realized gains of $2.1 million (2012 - $3.6 million) and unrealized losses of $65.4 million (2012 - unrealized gain of $10.7 million) on our cross currency swaps and unrealized gains of $53.8 million (2012 - losses of $17.7 million) on the revaluation of our NOK-denominated debt. For 2013, foreign currency exchange losses include the revaluation of our Euro-denominated restricted cash, debt and capital leases of $12.5 million as compared to $4.7 million for 2012.

Income Tax (Expense) Recovery. Income tax expense was $2.9 million in 2013 and compared to income tax recovery of $(14.4) million in 2012. The increase in income tax expense was primarily due to (i) the reversal of uncertain tax position accruals during 2012, partially offset by reversals of uncertain tax position accruals in 2013; (ii) a new Norwegian tax structure established in the fourth quarter of 2012 which resulted in a deferred tax recovery for the Norwegian tax group by being able to utilize past losses carried forward against future projected income; (iii) recognition or increase of valuation allowances against deferred tax assets in 2013. These increases were partially offset by current income tax recoveries relating to prior years and deferred tax adjustments relating to pension funds in 2013.

Year Ended December 31, 2012 versus Year Ended December 31, 2011

Shuttle Tanker and FSO Segment

Our shuttle tanker and floating storage and offtake (or FSO) segment (which includes our Teekay Shuttle and Offshore business unit) includes our shuttle tankers and FSO units. As at December 31, 2012, our shuttle tanker fleet consisted of 32 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 32 shuttle tankers, six were owned through 50% owned subsidiaries of Teekay Offshore, three through a 67% owned subsidiary of Teekay Offshore and four were chartered-in by Teekay Offshore, with the remainder owned 100% by Teekay Offshore. Our FSO fleet consisted of four vessels owned by Teekay Offshore that operate under fixed-rate time charters or fixed-rate bareboat charters. Teekay Offshore has 100% ownership interests in these units. Teekay Offshore also had four newbuilding shuttle tankers on order which were scheduled to deliver in mid-to late-2013. We use these vessels to provide transportation and storage services to oil companies operating offshore oil field installations, primarily in the North Sea and Brazil. Our shuttle tankers in this segment service the conventional spot market from time to time.

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Year Ended December 31
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change

Revenues	616,295	617,650	(0.2)
Voyage expenses	104,382	97,743	6.8

Net revenues	511,913	519,907	(1.5)
Vessel operating expenses	196,021	216,183	(9.3)
Time-charter hire expense	56,989	74,478	(23.5)
Depreciation and amortization	125,104	129,293	(3.2)
General and administrative (1)	36,484	44,594	(18.2)
Asset impairments	28,830	43,185	(33.2)
Net loss on sale of vessels and equipment	1,112	171	550.3
Restructuring charges	652	5,351	(87.8)

Income from vessel operations	66,721	6,652	903.0

Calendar-Ship-Days
Owned Vessels	12,262	12,114	1.2
Chartered-in Vessels	1,459	2,007	(27.3)

Total	13,721	14,121	(2.8)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

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

Net Revenues. Net revenues decreased to $511.9 million for 2012, from $519.9 million for 2011, primarily due to:

•	a decrease of $11.6 million due to the lay-up of two vessels since July 2011 and May 2012 following their redeliveries in March 2011 and April 2012 after completion of their time-charter agreements;

•	a decrease of $3.6 million due to more repair off-hire days in our time-chartered-out fleet in 2012 as compared to 2011;

•	a decrease of $3.2 million due to lower revenues related to the sale of the Karratha Spirit;

•	a decrease of $3.1 million due to fewer opportunities to trade excess shuttle tanker capacity in the conventional spot tanker market and on short-term offshore projects due to decreased demand for conventional crude transportation;

•	a decrease of $2.3 million due to the dry docking of the Navion Saga during the third quarter of 2012; and

•	a decrease of $1.0 million due to changes in revenues from ship management activities;

partially offset by

•	a net increase of $11.0 million due to an increase in our contract of affreightment fleet, and an increase in revenues in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain contracts, partially offset by fewer revenue days from the redelivery of six vessels to us in March 2011, July 2011, February 2012, April 2012, and two in November 2012 as they completed their time-charter-out agreements; and

•	an increase of $5.5 million from customer-paid engineering studies completed to support our FSO tenders.

Vessel Operating Expenses. Vessel operating expenses decreased to $196.0 million for 2012, from $216.2 million for 2011, primarily due to:

•	a decrease of $10.6 million relating to the lay-up of two of our shuttle tankers since July 2011 and May 2012 and the reduction of costs associated with the sale of two of our shuttle tankers in July 2012 and November 2012;

•	a decrease of $7.1 million due to decrease in costs related to services and spares and the number of vessels dry docked. Certain repair and maintenance items are more efficient to complete while a vessel is in dry dock. Consequently, repair and maintenance costs will typically increase in periods when there is an increase in the number of vessels dry docked;

•	a decrease of $5.9 million for crew changes and manning costs as compared to the same periods last year primarily from a change in crew composition and reduced helicopter usage;

•	a decrease of $4.5 million relating to the redelivery of one of our bareboat in-chartered vessels to its owner in October 2011;

•	a decrease of $1.8 million related to the sale of the Karratha Spirit in March 2011; and

•	a decrease of $1.3 million relating to a decrease in start-up costs associated with less short-term offshore projects;

partially offset by

•	an increase of $7.3 million due to expenditures on projects completed to support our FSO tenders;

•	an increase of $4.3 million due to the 2011 Newbuilding Shuttle Tanker Acquisitions; and

•	an increase of $0.9 million due to an increase in ship management costs.

Time-Charter Hire Expense. Time-charter hire expense decreased to $57.0 million for 2012, from $74.5 million for 2011 primarily due to:

•	decrease of $8.7 million due to the redelivery of one bareboat in-chartered vessel to its owner in October 2011; and

•	decrease of $7.8 million due to decreased spot in-chartering of vessels as a result of increased capacity available from our owned fleet.

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

FPSO Segment

Our floating, production, storage and offloading (or FPSO) segment (which includes our Teekay Petrojarl business unit) includes the FPSO units and other vessels used to service our FPSO contracts. As at December 31, 2012, in addition to the four 100% owned FPSO units and the three FPSO units owned by Teekay Offshore, the FPSO segment had one FPSO unit under construction, scheduled to deliver in 2014, a 50% interest in one FPSO unit which commenced its charter contract in February 2013 after achieving first oil, and accounted for one FPSO unit which was acquired in the second quarter of 2013 as a variable interest entity (or VIE). We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our offshore oil platforms, which generally reduce oil production.

The following table presents our FPSO segment’s operating results for 2012 and 2011 and also provides a summary of the calendar-ship-days for our FPSO segment:

	Year Ended December 31
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change

Revenues	581,215	464,810	25.0
Voyage expenses	232	—	100.0
Vessel operating expenses	354,020	255,925	38.3
Depreciation and amortization	135,413	96,915	39.7
General and administrative (1)	45,139	39,261	15.0
Gain on sale of vessels and equipment	—	(4,888)	(100.0)
Bargain purchase gain	—	(68,535)	(100.0)

Income from vessel operations	46,411	146,132	(68.2)

Calendar-Ship-Days
Owned Vessels	3,660	2,982	22.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the FPSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The number of calendar days for our FPSO units for 2012 increased from the prior year due to our acquisition of the Hummingbird Spirit FPSO unit and the acquisition of Piranema Spirit FPSO unit by Teekay Offshore from Sevan during the fourth quarter of 2011 (or the Sevan Acquisitions). We agreed to acquire from Sevan the Voyageur Spirit upon completion of certain upgrades (which was acquired in the second quarter of 2013). The Voyageur Spirit has been accounted for as a VIE since the fourth quarter of 2011 and does not have an impact on our calendar days. Please read “Item 18 – Financial Statements: Note 3(a) – Acquisitions – FPSO Unit from Sevan Marine ASA.”

Revenues. Revenues increased to $581.2 million for 2012, from $464.8 million for 2011 primarily due to:

•	an increase of $161.4 million due to the Sevan Acquisitions;

•	an increase of $20.8 million due to revenue recognized on the completion of a front end engineering and design study;

•	an increase of $6.7 million due to the recovery of crew and manning costs. In 2011, these recoveries were reported on a net basis in vessel operating expenses; and

•	an increase of $5.6 million due to increased rates on the Rio das Ostras FPSO unit and Petrojarl Varg FPSO unit in accordance with the annual contractual escalation adjustments;

partially offset by

•	a decrease of $50.1 million due the weather-related incident in December 2011 with the Petrojarl Banff FPSO unit resulting in the unit being off hire during 2012;

•	a decrease of $23.4 million due to a shutdown for Petrojarl Foinaven in mid-August 2012 and lower revenues associated with annual performance targets;

•	a decrease of $3.5 million relating to payments during 2011 to us for services previously rendered to the charterer of the Rio das Ostras FPSO unit;

•	a decrease of $3.5 million due to decreased incentives earned and lower production on the Petrojarl Varg and a planned maintenance shutdown during the second quarter of 2012; and

•	a decrease of $2.0 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner.

Vessel Operating Expenses. Vessel operating expenses increased to $354.0 million for 2012, from $255.9 million for 2011, primarily due to:

•	an increase of $95.5 million due to the Sevan Acquisitions;

•	an increase of $20.8 million due to costs recognized on the completion of a Front End Engineering and Design study;

•	an increase of $9.3 million due to an increase in ship management costs;

•	an increase of $5.1 million due to the recovery of certain crew and manning costs, where the recovery is reported in revenue in 2012. In 2011, these recoveries were reported on a net basis in vessel operating expenses; and

•	an increase of $2.7 million due to higher maintenance costs relating to the Petrojarl Varg during the third quarter of 2012;

partially offset by

•	a decrease of $26.6 million due to the off-hire of the Petrojarl Banff FPSO unit as a result of the December 2011 weather-related incident;

•	a decrease of $4.0 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to 2011;

•	a decrease of $4.8 million due to repairs on the Rio das Ostras FPSO unit while on yard stay and higher consumables and spares during the first quarter of 2011 and lower crew and manning costs relating to its deployment to the field during the second quarter of 2011; and

•	a decrease of $3.3 million due to lower repair and maintenance costs on the Petrojarl I FPSO unit.

Depreciation and Amortization Expense. Depreciation and amortization expense increased to $135.4 million for 2012, from $96.9 million for 2011 primarily due to the Sevan Acquisitions.

Gain on Sale of Vessels and Equipment. Gain on sale of vessels and equipment for 2011 relates to a gain on sale of equipment related to the Tiro and Sidon project.

Bargain purchase gain. In connection with the acquisition of FPSO units by us and Teekay Offshore from Sevan and our 40% equity investment in Sevan, we recognized a final bargain purchase gain on acquisition of $68.5 million. Please read “Item 18 – Financial Statements: Note 3(a) – Acquisitions – FPSO Unit from Sevan Marine ASA.”

Liquefied Gas Segment

As at December 31, 2012, our liquefied gas segment (which includes our Teekay Gas Services business unit) consisted of 27 liquefied natural gas (or LNG) (in which Teekay LNG’s interests ranged from 33% to 100%) and five liquefied petroleum gas (or LPG) carriers subject to long-term, fixed-rate time-charter contracts. Teekay LNG’s partial interests in LNG carriers included their 33% interest in the four Angola LNG Carriers, their 40% interest in Teekay Nakilat (III) Corporation, which owns the four RasGas 3 LNG Carriers, their 50% interest in their joint ventures with Exmar NV (or the Excalibur and Excelsior Joint Venture), which own two LNG carriers (or the Excalibur and Excelsior LNG Carriers), their 52% interest in the Teekay LNG-Marubeni Joint Venture, which owns the six MALT LNG Carriers, their 69% interest in the Teekay Tangguh Joint Venture (or Teekay BLT Corporation), which owns the Tangguh Hiri and the Tangguh Sago (or the Tangguh LNG Carriers), their 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers), their 99% interest in the Arctic Spirit and Polar Spirit LNG carriers (or the Kenai LNG Carriers) and their 99% interest in five LPG/Multigas carriers. The table below only includes 11 LNG carriers and five LPG carriers because it excludes the six MALT LNG Carriers, the four Angola LNG Carriers, the four RasGas 3 LNG Carriers and the Excalibur and Excelsior LNG Carriers, which are all accounted for under the equity method.

The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Year Ended December 31
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change

Revenues	291,712	273,786	6.5
Voyage expenses	283	4,862	(94.2)

Net revenues	291,429	268,924	8.4
Vessel operating expenses	54,773	54,174	1.1
Depreciation and amortization	69,064	63,641	8.5
General and administrative (1)	18,643	16,315	14.3

Income from vessel operations	148,949	134,794	10.5

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	5,856	5,126	14.2

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas segment based on estimated use of corporate resources. For further discussion, please read “Operating Results – General and Administrative Expenses.”

Our total calendar-ship-days increased by 14.2% for 2012, compared to 2011, primarily as a result of the delivery of two multigas carriers, the Norgas Unikum, on June 15, 2011, and the Norgas Vision, on October 17, 2011, and the delivery of an LPG carrier, the Norgas Camilla, on September 15, 2011 (collectively, the 2011 Gas Carrier Deliveries).

Net Revenues. Net revenues increased to $291.4 million for 2012, from $268.9 million for 2011, primarily due to:

•	an increase of $12.4 million from the Arctic Spirit and Polar Spirit due to the increase in hire rates under new charter contracts signed in April 2011 and less off-hire of the vessels in 2012 compared to 2011;

•	an increase of $9.8 million due to the 2011 Gas Carrier Deliveries;

•	an increase of $3.7 million due to changes in revenues from ship management activities;

•	an increase of $1.6 million due to operating expense recovery adjustments under charter provisions and increases in the charter-hire rates for the Tangguh Hiri and Tangguh Sago at the beginning of 2012; and

•	an increase of $0.8 million due to one additional calendar day during 2012;

partially offset by

•	a decrease of $4.2 million due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar in 2012 compared to 2011;

•	a decrease of $1.4 million due to the Hispania Spirit being off-hire for 21 days in the second quarter of 2012 for a scheduled dry docking; and

•	a decrease of $0.5 million related to payments in 2012 and 2011 for delaying the scheduled dry docking if the Galicia Spirit in 2012 and the Catalunya Spirit in 2011.

Vessel Operating Expenses. Vessel operating expenses increased to $54.8 million for 2012, from $54.2 million for 2011, primarily due to:

•	an increase of $2.8 million due to an increase in ship management costs; and

partially offset by

•	a decrease of $1.5 million primarily due to the effect on our Euro-denominated crew manning expenses from the weakening of the Euro against the U.S. Dollar during 2012 compared to 2011 (a portion of our vessel operating expenses are denominated in Euros, which is primarily due to the nationality of our crew); and

•	a decrease of $0.9 million due to the cancellation of loss of hire insurance on Tangguh Hiri and Tangguh Sago in the third quarter of 2011 and lower insurance premiums on certain LNG carriers.

Depreciation and Amortization. Depreciation and amortization increased to $69.1 million for 2012, from $63.6 million for 2011, primarily due to:

•	an increase of $3.3 million primarily due to amortization of dry-dock expenditures incurred in 2011 and the first and second quarters of 2012; and

•	an increase of $2.9 million due to the 2011 Gas Carrier Deliveries.

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

Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Gas Services, Teekay Shuttle Offshore and Teekay Tankers Services business units), includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of more than one year. Teekay Tankers also has a 50% interest in a VLCC under construction that was scheduled for delivery in the second quarter of 2013, which is accounted for under the equity basis. Upon delivery, this vessel commenced operation under a time-charter for a term of five years.

The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change

Revenues	328,111	386,462	(15.1)
Voyage expenses	6,083	4,406	38.1

Net revenues	322,028	382,056	(15.7)
Vessel operating expenses	133,033	148,413	(10.4)
Time-charter hire expense	20,594	33,623	(38.8)
Depreciation and amortization	74,394	84,256	(11.7)
General and administrative (1)	26,282	35,845	(26.7)
Asset impairments	146,571	58,034	152.6
Loan loss provisions	1,886	—	100.0
Net loss on sale of vessels and equipment	—	218	(100.0)
Goodwill impairment	—	10,809	(100.0)
Restructuring charges	3,382	16	21,037.5

(Loss) income from vessel operations	(84,114)	10,842	(875.8)

Calendar-Ship-Days
Owned Vessels	11,416	12,199	(6.4)
Chartered-in Vessels	1,201	1,911	(37.1)

Total	12,617	14,110	(10.6)

(1)	includes direct general and administrative expenses and indirect general and administrative expenses allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, decreased in 2012 compared with the prior year due to:

•	the transfer of net four Aframax tankers and two Suezmax tankers to the spot-rate tanker sub-segment; and

•	the redeliveries of one Suezmax tanker, one VLCC and one MR product tanker;

partially offset by

•	the addition of a bareboat-in MR product tanker during 2011.

The collective impact from the above noted fleet changes are referred to below as the Net Fleet Reductions.

Net Revenues. Net revenues decreased to $322.0 million for 2012, from $382.1 million for 2011, primarily due to:

•	a decrease of $58.5 million due to the Net Fleet Reductions;

•	a net decrease of $5.0 million from renewed time-charter out contracts at a lower rates for certain of our Aframax and Suezmax tankers during 2012; and

•	a decrease of $0.5 million due to changes in revenues from ship management activities;

partially offset by

•	a net increase of $1.4 million due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers (however, under the terms of the related capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income);

•	an increase of $1.1 million from interest income earned by our investment in a term loan entered into during 2011;

•	a net increase of $0.9 million due to certain vessels being off-hire during 2012 and 2011; and

•	an increase of $0.5 million relating to crew manning adjustments in the charter-hire rates; the crew manning adjustments increased due to higher crewing costs and the strengthening of the Australian Dollar against the U.S. Dollar compared to 2011.

Vessel Operating Expenses. Vessel operating expenses decreased to $133.0 million for 2012, from $148.4 million for 2011, primarily due to the Net Fleet Reductions and timing of repairs and maintenance costs.

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

Asset Impairments. Asset impairments increased to $146.6 million for 2012, from $58.0 million for 2011. The impairments for 2012 relate to nine vessels. We determined these vessels were impaired and wrote down the carrying values of these vessels to their estimated fair value. The primary factors that caused the write downs were a negative change in the outlook for the crude tanker market, a delay in the expected timing of a recovery of the crude tanker market as well as the expected discrimination impact from more fuel efficient vessels being constructed. Please read Item 18. Financial Statements: Note 18—Vessel Sales, Asset Impairments and Provisions— b) Asset Impairments and Provisions and also read Item 18. Financial Statements: Note 11(a) Fair Value Measurements.

Loan Loss Provisions. Loan loss provisions for 2012 relate to allowances provided in respect of our investments in term loans. Please read Item 18. Financial Statements: Note 18—Vessel Sales, Asset Impairments and Provisions— b) Asset Impairments and Provisions and also read Item 18. Financial Statements: Note 11(a) Fair Value Measurements.

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

The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure:

	Year Ended December 31
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change

Revenues	163,438	233,314	(29.9)
Voyage expenses	27,303	69,603	(60.8)

Net revenues	136,135	163,711	(16.8)
Vessel operating expenses	78,479	75,244	0.3
Time-charter hire expense	53,156	106,078	(49.9)
Depreciation and amortization	51,923	54,503	(4.7)
General and administrative (1)	17,748	37,589	(52.8)
Asset impairments	256,795	54,069	374.9
Net loss on sale of vessels and equipment	5,863	270	2,071.5
Goodwill impairment	—	25,843	(100.0)
Restructuring charge	3,531	123	2,770.7

Loss from vessel operations	(328,360)	(190,008)	72.8

Calendar-Ship-Days
Owned Vessels	7,759	7,367	5.3
Chartered-in Vessels	3,030	5,555	(45.5)

Total	10,789	12,922	(16.5)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the spot tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

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

Vessel Operating Expenses. Vessel operating expenses decreased to $78.5 million for 2012, from $75.2 million for 2011 primarily due to the Net Spot Fleet Reductions.

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

Asset Impairments. Asset impairments increased to $256.8 million for 2012, from $54.1 million for 2011. The impairments for 2012 relate to nine vessels. We determined these vessels were impaired and wrote down the carrying values of these vessels to their estimated fair value. The primary factors that caused the write downs were a negative change in the outlook for the crude tanker market, a delay in the expected timing of a recovery of the crude tanker market as well as the expected discrimination impact from more fuel efficient vessels being constructed. Please read Item 18. Financial Statements: Note 18—Vessel Sales, Asset Impairments and Provisions— b) Loan Loss Provisions, Asset Impairments and Equity Accounted Investments and also read Item 18. Financial Statements: Note 11(a) Fair Value Measurements.

Net Loss on Sale of Vessels and Equipment. Loss on sale of vessels and equipment relates to the sale of three Aframaxes during 2012. Please read “Item 18. Financial Statements: Note 18—Vessel Sales, Asset Impairments and Provisions— a) Vessel Sales.”

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

Other Operating Results

The following table compares our other operating results for 2012 and 2011:

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2012	2011	% Change

General and administrative	(144,296)	(173,604)	(16.9)
Interest expense	(167,615)	(137,604)	21.8
Interest income	6,159	10,078	(38.9)
Realized and unrealized losses on non-designated derivative instruments	(80,352)	(342,722)	(76.6)
Equity income (loss) from joint ventures	79,211	(35,309)	(324.3)
Foreign exchange (loss) gain	(12,898)	12,654	(201.9)
Other income	366	12,360	(97.0)
Income tax recovery (expense)	14,406	(4,290)	(435.8)

General and Administrative. General and administrative expenses were $144.3 million in 2012, compared to $173.6 million in 2011, primarily due to:

•	a decrease of $11.5 million in salaries and benefits, primarily due to a one-time pension expense in 2011 related to the retirement of our former President and Chief Executive Officer;

•	a decrease of $7.0 million in equity-based compensation for management, primarily due to the accelerated timing of accounting recognition of certain stock awards as a result of certain management employees meeting retirement eligibility criteria in 2011;

•	a net decrease of $8.7 million in 2012 due to decreases in ship management activities;

•	a decrease of $5.7 million in 2012, from increased pool commissions and cost recoveries from management fees; and

•	a decrease of $5.3 million in 2012, in travel-related and other personnel expenses from restructuring initiatives;

partially offset by

•	an increase of $8.8 million as a result of the Sevan Acquisitions.

During 2012, we commenced the reorganization of our marine operations to create greater alignment with our business units and our three publicly-listed subsidiaries. We expect to incur approximately $12 million in total of one-time restructuring charges associated with this reorganization and realize annual cost savings of approximately $15 million commencing in the fourth quarter of 2012. A majority of the reorganization has been completed in 2012; however, certain portions was not completed until 2013. Please read “Item 18 – Financial Statements: Note 20 Restructuring Charges.”

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

Primarily as a result of significant changes in long-term benchmark interest rates during 2012 and 2011, we recognized unrealized gains and (losses) of $30.3 million and $(70.1) million, respectively. Please read “Item 18. Financial Statements: Note 15 - Derivative Instruments and Hedging Activities.”

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

Foreign Exchange Gain (Loss). Foreign currency exchange losses were $12.9 million in 2012 compared to foreign currency exchange gains of $12.7 million in 2011. Our foreign currency exchange gains (losses), substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our Norwegian Kroner-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized gains (losses) on our cross currency swaps. Losses on Norwegian Kroner-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on Norwegian Kroner-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For 2012, foreign currency exchange gains include realized gains of $3.6 million (2011 - $2.9 million) and unrealized gains of $10.7 million (2011 - unrealized loss of $(1.6) million) on our cross currency swap and unrealized losses of $17.7 million (2011 - gains of $2.6 million) on the revaluation of our NOK-denominated debt. For 2012, foreign currency exchange (losses) gains include the revaluation of our Euro-denominated restricted cash, debt and capital leases of ($4.7) million as compared to $10.5 million for 2011.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions by us or our subsidiaries. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, scheduled repayments of long-term debt, as well as funding our working capital requirements. As at December 31, 2013, our total cash and cash equivalents totaled $614.7 million, compared to $639.5 million as at December 31, 2012. As at December 31, 2013 and December 31, 2012, our total liquidity, including cash and undrawn credit facilities, was $1.2 billion and $1.9 billion, respectively.

Our spot tanker market operations contribute to the volatility of our net operating cash flow. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. In addition, the revenue we receive from certain of our FPSOs may vary based on oil production and performance metrics.

As at December 31, 2013, we had $996.4 million of scheduled debt repayments coming due within the next twelve months. In addition, as at December 31, 2013, we had $31.7 million current lease obligation for three of the four Suezmax tankers, under which the owner has the option to require us to purchase the vessels. The owner also has cancellation rights, as the charterer, under the charter contracts for these four Suezmax tankers. For one of the four Suezmax tankers, the cancellation option was first exercisable in November 2013. In July 2013, we received notice of termination from the owner for the vessel and the owner reached an agreement in January 2014 to sell the Algeciras Spirit and the vessel was delivered to the new owner in late-February 2014. Upon sale of the vessel, we were not required to pay the balance of the capital lease obligation of $30.1 million, as the vessel under capital lease was returned to the owner and the full amount of the capital lease obligation was concurrently extinguished. While we do not expect the owner to exercise its option to require us to purchase the three remaining Suezmax tankers, such exercise would require us to satisfy the purchase price either by assuming the existing vessel financing, if the lenders consent, or by financing the purchase using existing liquidity or by obtaining new debt or equity financing. For the remaining three Suezmax tankers, the cancellation options are first exercisable in April 2014, October 2017 and July 2018, respectively.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and publicly traded debt instruments and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $589.4 million, which mostly relates to our 2014 capital expenditure commitments. In February 2014, we secured an $815 million long-term debt financing for our FPSO unit under construction. We are currently in the process of obtaining additional debt financing for our remaining capital commitments relating to our portion of newbuildings on order as at December 31, 2013.

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

As at December 31, 2013, our revolving credit facilities provided for borrowings of up to $2.6 billion, of which $0.6 billion was undrawn. The amount available under these revolving credit facilities reduces by $776.9 million (2014), $297.5 million (2015), $713.6 million (2016), $445.0 million (2017) and $321.0 million (2018). The revolving credit facilities are collateralized by first-priority mortgages granted on 54 of our vessels, together with other related security, and are guaranteed by us or our subsidiaries.

Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 37 of our vessels, together with other related security, and are generally guaranteed by us or our subsidiaries.

Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at December 31, 2013, these ratios ranged from 122.9% to 388.9% compared to their minimum required ratios of 105% to 120%, respectively. The vessel values used in these ratios are the appraised values prepared by us based on second hand sale and purchase market data. A delay in the recovery of the conventional tanker market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at December 31, 2013 this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity from 5% to 7.5% of total debt. As at December 31, 2013, this aggregate amount was $332.6 million. We were in compliance with all of our loan covenants at December 31, 2013.

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

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2013	2012	2011

Net operating cash flows	292,584	288,936	107,193
Net financing cash flows	866,577	299,671	976,645
Net investing cash flows	(1,183,992)	(641,243)	(1,171,459)

Operating Cash Flows

Our net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of an increase in tanker supply and the reduction in global oil demand that was caused by a slow-down in global economic activity that began in late 2008.

Net cash flow from operating activities increased to $292.6 million for the year ended December 31, 2013, from $288.9 million for the year ended December 31, 2012. This increase was primarily due to an increase in changes to non-cash working capital items of $179.4 million primarily due the timing of payments made to vendors and the timing of payments received from customers, partially offset by a $75.1 million net decrease in income from vessel operations before depreciation, amortization, asset impairments, loan loss provisions, net (gain) loss on sale of vessels and equipment and the amortization of in-process revenue contracts of our four reportable segments, primarily as a result of reduced operating cash flows from our FPSO and conventional tanker segments. There was an increase of $37.2 million on expenditures for dry docking due to more vessels dry-docked in 2013 compared to 2012. In addition, there was a $45.4 million increase in interest expense (net of interest income and including realized losses on interest rate swaps and interest rate swaps terminations) in 2013 compared to 2012.

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

For further discussion of changes in income from vessel operations before depreciation, amortization, asset impairments, net loss (gain) on sale of vessels and equipment, bargain purchase gain and the amortization of in-process revenue contracts of our four reportable segments, please read “Results of Operations.”

Financing Cash Flows

We have three publicly-traded subsidiaries, Teekay LNG, Teekay Offshore and Teekay Tankers (collectively, the Daughter Companies), in which we have less than 100% ownership interests. It is our intention that the Daughter Companies hold most of our: liquefied gas transportation assets (Teekay LNG); offshore assets, including shuttle tankers, FPSO units and FSO units (Teekay Offshore); and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these lines of businesses to the Daughter Companies. Historically, the Daughter Companies have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies typically finance acquisitions, including acquisitions of assets from Teekay, with a combination of debt and new equity from public or private investors or the assumption of debt related to acquired vessels. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $446.9 million in the year ended December 31, 2013, compared to $496.2 million in 2012, and $631.1 million in 2011. As the size of the Daughter Companies have grown through acquisitions, whether from Teekay or otherwise, the amount of the operating cash flows generally have increased, which has resulted in larger aggregate distributions. Consequently, distributions from the Daughter Companies to non-controlling interests have increased to $270.0 million in 2013 from $246.6 million in 2012, and from $201.9 million in 2011.

We use our revolving credit facilities to finance capital expenditures. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, was $1,434.0 million in the year ended December 31, 2013, and $347.1 million in 2012 and $1,223.0 million in 2011. We primarily used the net proceeds from drawing on undrawn revolvers to fund the acquisition of Teekay LNG’s 50% interest in the Exmar LPG carriers, as well as funding our newbuilding installments and capital expenditures.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $695.7 million in the year ended December 31, 2013, compared to $266.2 million in 2012 and $449.6 million in 2011.

In October 2008, Teekay announced a $200 million share repurchase program. During 2013, we repurchased 0.3 million shares of our common stock for $12.0 million at an average cost of $40.00 per share, pursuant to a separate authorization. During 2012, we repurchased no shares of our common stock. During 2011, we repurchased 3.9 million shares of our common stock for $122.2 million at an average cost of $31.15 per share, pursuant to the share repurchase program. As at December 31, 2013, the total remaining amount under the 2008 share repurchase authorization was $37.7 million.

Dividends paid during the year ended December 31, 2013 were $90.3 million, compared to $83.3 million in 2012 and $93.5 million in 2011, or $1.265 per share for each such period. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend on our common stock. We have paid a quarterly dividend since 1995.

Investing Cash Flows

During 2013, we incurred capital expenditures for vessels and equipment of $753.8 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers, five LNG carriers, two FSO conversions and the installment payments and conversion costs of our FPSO units under construction or conversion. We invested an aggregate of $308.0 million in a direct financing lease to fund the acquisition the Awilco LNG carriers in September 2013 and November 2013. We received aggregate net proceeds of $47.7 million from the sales of a 1992-built shuttle tanker, a 1992-built conventional tanker, two 1995-built conventional tankers, a 1998-built conventional tanker and sub-sea equipment from the Petrojarl I FPSO unit. In addition, we invested $157.8 million in our equity accounted investees, primarily related to the Exmar LPG BVBA joint venture (including working capital contribution and acquisition costs), and advanced $14.5 million to our equity accounted investees.

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

During 2011, we incurred capital expenditures for vessels and equipment of $755.0 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers and the installment payments and conversion costs of our FPSO units under construction/conversion. In addition, we invested $70.0 million in a term loan that bears interest at an interest rate of 9% per annum and has a fixed term of three years, repayable in full on maturity and is collateralized by a first priority mortgage on a 2011-built VLCC; received net proceeds of $33.4 million from the sale of a 1988-built FSO unit, the sale of a 1993-built Aframax tanker and the sale of equipment related to the Tiro and Sidon FPSO project; and invested $322.5 million to acquire FPSO units from Sevan and made a 40% equity investment in a recapitalized Sevan.

COMMITMENTS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at December 31, 2013:

	Total	2014	2015 and 2016	2017 and 2018	Beyond 2018
	In millions of U.S. Dollars
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	5,242.1	1,252.3	1,135.9	1,487.5	1,366.4
Chartered-in vessels (operating leases)	78.3	43.7	25.1	9.5	—
Commitments under capital leases (2)	140.1	66.4	15.5	58.2	—
Commitments under capital leases (3)	953.1	24.0	48.0	48.0	833.1
Commitments under operating leases (4)	378.0	24.8	49.6	49.5	254.1
Newbuilding installments/conversion (5)(6)	1,695.2	547.5	674.6	473.1	—
Asset retirement obligation	27.2	—	—	—	27.2

Total U.S. Dollar-Denominated Obligations	8,514.0	1,958.7	1,948.7	2,125.8	2,480.8

Euro-Denominated Obligations: (7)
Long-term debt (8)	340.2	16.5	36.7	183.5	103.5

Total Euro-Denominated Obligations	340.2	16.5	36.7	183.5	103.5

Norwegian Kroner-Denominated Obligations: (7)
Long-term debt (9)	691.8	—	197.7	494.1	—

Total Norwegian Kroner-Denominated Obligations	691.8	—	197.7	494.1	—

Total	9,546.0	1,975.2	2,183.1	2,803.4	2,584.3

(1)	Excludes expected interest payments of $126.2 million (2014), $201.9 million (2015 and 2016), $141.6 million (2017 and 2018) and $112.1 million (beyond 2018). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at December 31, 2013, plus margins on debt that has been drawn that ranges up to 4.5% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge on certain of our floating-rate debt.
(2)	Includes, in addition to lease payments, amounts we may be required to pay to purchase four leased vessels from 2014 to the end of the period when cancellation options are first exercisable. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. Subsequent to December 31, 2013, CEPSA reached an agreement to sell one of the vessels, the Algeciras Spirit, and upon redelivery to its new owner in February 2014, the charter contract with us was terminated. As a result of the sale of the vessel, we were not required to pay the $30.1 million balance of the capital lease obligation as the vessel under capital lease was returned to the owner and the capital lease obligation was concurrently extinguished. Please read “Item 18 – Financial Statements: Note 10 – Capital Lease Obligations and Restricted Cash.”
(3)	Existing restricted cash deposits of $475.6 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.
(4)	We have corresponding leases whereby we are the lessor. We expect to receive approximately $332.6 million for these leases from 2014 to 2029. Please read “Item 18 – Financial Statements: Note 9 – Operating and Direct Financing Leases.”
(5)	Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs for five LNG carriers, two FSO conversions and one FPSO unit as of December 31, 2013. Please read “Financial Statements: Note 16 (a) – Commitments and Contingencies – Vessels Under Construction.”
(6)	Teekay LNG has a 50% interest in a joint venture, Exmar LPG BVBA, that has entered into an agreement for the construction of 12 LPG carriers scheduled for delivery between 2014 and 2018. As at December 31, 2013, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $130.5 million (2014), $190.0 million (2015 and 2016) and $148.3 million (2017 and 2018), of which our share is $65.3 million (2014), $95.0 million (2015 and 2016) and $74.1 million (2017 and 2018). Please read “Item 1 – Financial Statements: Note 16(b) – Commitments and Contingencies – Joint Ventures.”
(7)	Euro-denominated and Norwegian-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2013.
(8)	Excludes expected interest payments of $5.9 million (2014), $10.8 million (2015 and 2016), $7.8 million (2017 and 2018) and $2.9 million (beyond 2018). Expected interest payments are based on EURIBOR at December 31, 2013, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.
(9)	Excludes expected interest payments of $44.8 million (2014), $74.2 million (2015 and 2016) and $27.3 million (2017 and 2018). Expected interest payments are based on NIBOR at December 31, 2013, plus a margin between 4.00% to 5.75%, as well as the prevailing U.S. Dollar/Norwegian Kroner exchange rate as of December 31, 2013. The expected interest payments and principal repayments do not reflect the effect of the related cross currency swap that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our Norwegian Kroner-denominated long-term debt.

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

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews our accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 18. Financial Statements: Note 1. Summary of Significant Accounting Policies.”

Revenue Recognition

Description. We recognize voyage revenue using the proportionate performance method. Under such method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. This means voyage revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for the next voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.

Judgments and Uncertainties. In applying the proportionate performance method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages and voyages servicing contracts of affreightment, with an exception for our shuttle tankers servicing contracts of affreightment with offshore oil fields. In this case a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. However, we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. Our revenues could be overstated or understated for any given period to the extent actual results are not consistent with our estimates in applying the proportionate performance method.

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

The following table presents by segment the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2013. Specifically, the table below reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely that an impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels employed on single-voyage, or “spot” charters, as well as those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

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

(in thousands of U.S. dollars, except number of vessels) Reportable Segment	Number of Vessels	Market Values (1) $	Carrying Values $
Shuttle Tanker(2)	2	44,000	79,440
Shuttle Tanker(3)	2	52,000	73,704
FSO Segment(3)	1	6,500	11,153
Liquefied Gas Segment(3)	2	128,000	180,285
Conventional Tanker Segment(2)	2	42,000	66,659
Conventional Tanker Segment(3)	31	785,100	1,026,094

(1)	Market values are based on second-hand market comparable values or using a depreciated replacement cost approach as at December 31, 2013. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values for our shuttle tankers and FSO units may involve considerable judgment, given the illiquidity of the second-hand market for these types of vessels. The estimated market values for the FSO units in the table above were based on second-hand market comparables for similar vessels. Given the advanced age of these vessels, the estimated market values substantially reflect the price of steel and amount of steel in the vessel. The estimated market values for the shuttle tankers were based on second-hand market comparable values for conventional tankers of similar age and size, adjusted for shuttle tanker specific functionality.
(2)	Undiscounted cash flows are marginally greater than the carrying values.
(3)	Undiscounted cash flows are significantly greater than the carrying values.

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

As of December 31, 2013, we had two reporting units with goodwill attributable to them. As of the date of this Annual Report, we do not believe that there is a reasonable possibility that the goodwill attributable to our two remaining reporting units with goodwill attributable to them might be impaired within the next year as described below.

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

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2013 are listed below:

Name	Age	Position

C. Sean Day	64	Director and Chair of the Board
Peter Evensen	55	Director, President and Chief Executive Officer
Axel Karlshoej	73	Director and Chair Emeritus
Dr. Ian D. Blackburne	68	Director
William B. Berry	61	Director
Peter S. Janson	66	Director
Thomas Kuo-Yuen Hsu	67	Director
Eileen A. Mercier	66	Director
Bjorn Moller	56	Director
Tore I. Sandvold	66	Director
Arthur Bensler	56	Executive Vice President, Secretary and General Counsel
Bruce Chan	41	President, Teekay Tanker Services, a division of Teekay(1)
David Glendinning	60	President, Teekay Gas Services, a division of Teekay
Kenneth Hvid	45	Executive Vice President and Chief Strategy Officer
Vincent Lok	45	Executive Vice President and Chief Financial Officer
Peter Lytzen	56	President, Teekay Petrojarl AS, a subsidiary of Teekay
Ingvild Saether	45	President, Teekay Shuttle and Offshore, a division of Teekay
Lois Nahirney	50	Executive Vice President, Corporate Resources

(1)	Mr. Chan has tendered his resignation from his position effective June 20, 2014.

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as a Teekay director since 1998 and as our Chairman of the Board since 1999. Mr. Day also serves as Chairman of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. and Chairman of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. He served as Chairman of Teekay Tankers from 2007 until 2013. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to Navios, Mr. Day held a number of senior management positions in the shipping and finance industries. He currently serves as a director of Kirby Corporation and is Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Resolute Investments, Ltd., our largest shareholder, to oversee its investments, including that in the Teekay group of companies.

Peter Evensen joined Teekay in 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Financial Officer in 2004 and was appointed Executive Vice President and Chief Strategy Officer in 2006. In April 2011, he became a Teekay director and assumed the position of President and Chief Executive Officer. Mr. Evensen also serves as Chief Executive Officer and Chief Financial Officer and a director of Teekay GP L.L.C., Chief Executive Officer and Chief Financial Officer and a director of Teekay Offshore GP L.L.C. He served as a director of Teekay Tankers Ltd. from October 2007 until June 2013. Mr. Evensen has over 30 years of experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Axel Karlshoej has served as a Teekay director since 1989, was Chairman of the Teekay Board from 1994 to 1999, and has been Chairman Emeritus since stepping down as Chairman. Mr. Karlshoej is Chairman and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of Teekay’s founder, the late J. Torben Karlshoej. Please read “Item 7. Major Shareholders and Certain Relationships and Related Party Transactions.”

Dr. Ian D. Blackburne has served as a Teekay director since 2000. Dr. Blackburne had over 25 years of experience in petroleum refining and marketing, and in 2000 he retired as Managing Director and Chief Executive Officer of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as Chairman of Aristocrat Leisure Limited and Recall Holdings Limited. He is a former Chairman of CSR Limited and director of Suncorp-Metway Ltd. and Symbion Health Limited (formerly Mayne Group Limited), Australian public companies in the diversified industrial and financial sectors. Dr. Blackburne was also previously the Chairman of the Australian Nuclear Science and Technology Organization.

William B. Berry has served as a Teekay director since June 2011. Mr. Berry held various positions with ConocoPhillips and its predecessors from 1976 until his retirement in 2008, including the position of Executive Vice President of Exploration and Production, Worldwide from 2002 to 2005 and Executive Vice President, Exploration and Production, Europe, Asia, Africa and Middle East from 2005 to 2008. Mr. Berry serves on the boards of directors of Access Midstream Partners and Willbros Group, Inc., and serves as an Honorary Consulate to the Embassy of the Republic of Kazakhstan.

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

Eileen A. Mercier has served as a Teekay director since 2000. She has over 42 years of experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. She formed her own management consulting company, Finvoy Management Inc., and acted as President from 1995 to 2003. She currently serves as Chair of the Ontario Teachers’ Pension Plan, as a trustee of The University Health Network, and as a director and Chair of Audit and Risk Management for Intact Financial Corporation.

Bjorn Moller has served as a Teekay director since 1998. Mr. Moller also served as Teekay’s President and Chief Executive Officer from 1998 until March, 2011. Also until March, 2011, Mr. Moller served as Vice Chairman of Teekay GP L.L.C., Vice Chairman of Teekay Offshore GP L.L.C., and as the Chief Executive Officer of Teekay Tankers Ltd. Mr. Moller remains a director of Teekay Tankers Ltd. Mr. Moller has over 35 years of experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation from December 2006 to 2013. He served in senior management positions with Teekay for more than 20 years and headed our overall operations beginning in January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed our global chartering operations and business development activities.

Tore I. Sandvold has served as a Teekay director since 2003. He has over 30 years of experience in the oil and energy industry. From 1973 to 1987, he served in the Norwegian Ministry of Industry, Oil & Energy in a variety of positions in the areas of domestic and international energy policy. From 1987 to 1990, he served as the Counselor for Energy in the Norwegian Embassy in Washington, D.C. From 1990 to 2001, Mr. Sandvold served as Director General of the Norwegian Ministry of Oil & Energy, with overall responsibility for Norway’s national and international oil and gas policy. From 2001 to 2002, he served as Chairman of the Board of Petoro, the Norwegian state-owned oil company that is the largest oil asset manager on the Norwegian continental shelf. From 2002 to the present, Mr. Sandvold, through his company, Sandvold Energy AS, has acted as advisor to companies and advisory bodies in the energy industry. Mr. Sandvold serves on other boards, including those of Schlumberger Limited, Lambert Energy Advisory Ltd., Energy Policy Foundation of Norway, Rowan Companies plc and Njord Gas Infrastructure.

Arthur Bensler joined Teekay in 1998 as General Counsel. He was promoted to the position of Vice President in 2002 and became Corporate Secretary in 2003. He was appointed Senior Vice President in 2004 and Executive Vice President in 2006. In June 2013, Mr. Bensler was appointed Director and Chairman of Teekay Tankers Ltd. having served as Secretary since 2007. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada law firm, where he practiced corporate, commercial and maritime law from 1987 until joining Teekay.

Bruce Chan joined Teekay in 1995. Since then, Mr. Chan has held a number of finance and accounting positions with Teekay, including Vice President, Strategic Development from 2004 until his promotion to the position of Senior Vice President, Corporate Resources in 2005. In 2008, Mr. Chan was appointed President of the company’s Teekay Tanker Services division, which is responsible for the commercial management of Teekay’s conventional crude oil and product tanker transportation services. Effective April, 2011, Mr. Chan also assumed the position of Chief Executive Officer of Teekay Tankers Ltd. and was subsequently appointed as Director in June, 2013. Mr. Chan has tendered his resignation from his roles with Teekay and Teekay Tankers Ltd. effective June 20, 2014. Prior to joining Teekay, Mr. Chan worked as a Chartered Accountant in the Vancouver, Canada office of Ernst & Young LLP.

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

Kenneth Hvid joined Teekay in 2000 and was responsible for leading our global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of our Teekay Navion Shuttle Tankers and Offshore division. In that role he was responsible for our global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Effective April, 2011, Mr. Hvid assumed the positions of Chief Strategy Officer and Executive Vice President, and became a director of Teekay GP L.L.C. and a director of Teekay Offshore GP L.L.C. Mr. Hvid resigned from the board of Teekay GP L.L.C in September, 2012 to maintain its balance of independent directors and rejoined the board in February, 2013. Mr. Hvid has 25 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. &.I. (Bermuda) Ltd.

Vincent Lok has served as Teekay’s Executive Vice President and Chief Financial Officer since 2007. He has held a number of finance and accounting positions with Teekay, including Controller from 1997 until his promotions to the positions of Vice President, Finance in 2002, Senior Vice President and Treasurer in 2004, and Senior Vice President and Chief Financial Officer in 2006. Mr. Lok has also served as the Chief Financial Officer of Teekay Tankers Ltd. since 2007. Prior to joining Teekay, Mr. Lok worked as a Chartered Accountant with Deloitte & Touche LLP. Mr. Lok is also a Chartered Financial Analyst.

Peter Lytzen joined Teekay Petrojarl ASA as President and Chief Executive Officer in 2007. Mr. Lytzen’s experience includes over 20 years in the oil and gas industry and he joined Teekay Petrojarl from Maersk Contractors, where he most recently served as Vice President of Production. In that role, he held overall responsibility for Maersk Contractors’ technical tendering, construction and operation of FPSO units and other offshore production solutions. He first joined Maersk in 1987 and held progressively responsible positions throughout the organization.

Lois Nahirney joined Teekay in 2008 and is responsible for shore-based Human Resources, Corporate Communications, Corporate Services and IT. Ms. Nahirney brings to the role more than 25 years of global experience as a senior executive and consultant in human resources, strategy, organization change and information systems. Prior to joining Teekay, she held the position of Acting Chief Human Resources Officer with B.C. Hydro in Vancouver, Canada and Partner with Western Management Consultants.

Ingvild Sæther joined Teekay in 2002 as a result of Teekay’s acquisition of Navion AS from Statoil ASA. Ms. Sæther held various management positions in Teekay’s conventional tanker business until 2007, when she assumed the commercial responsibility for Teekay’s shuttle tanker activities in the North Sea. In her role as Vice President, Teekay Navion Shuttle Tankers, she managed the growth of Teekay’s shuttle fleet. Effective April 1, 2011, Ms. Sæther assumed the position of President, Teekay Shuttle and Offshore Services. Ms. Sæther holds an Executive MBA in Shipping Management and has over 20 years of industry experience.

Compensation of Directors and Senior Management

Director Compensation

During 2013, the nine non-employee directors received, in the aggregate, approximately $1.2 million in cash fees for their service as directors, plus reimbursement of their out-of-pocket expenses. Each non-employee director, other than the Chair of the Board, receives an annual cash retainer of $90,000. The Chair of the Board receives an annual cash retainer of $375,000. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $10,000. The Chairs of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $20,000, $17,500 and $15,000, respectively.

Each non-employee director, other than the Chair of the Board, also received a $90,000 annual retainer to be paid by way of a grant of, at the director’s election, restricted stock or stock options under our 2013 Equity Incentive Plan. Pursuant to this annual retainer, during 2013 we granted stock options to purchase an aggregate of 28,836 shares of our common stock at an exercise price of $34.07 per share and 11,884 shares of restricted stock. During 2013, the Chair of the Board received his retainer in the form of 14,528 shares of restricted stock under our 2013 Equity Incentive Plan. The stock options described in this section expire March 12, 2023, ten years after the date of their grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their respective grant dates.

Annual Executive Compensation

The aggregate compensation earned by Teekay’s 9 executive officers listed above (or the Executive Officers) for 2013, as well as by Geir Sekkesaeter who resigned from Teekay effective March 31, 2013, was $9.2 million. This is comprised of base salary ($4.1 million), annual bonus ($4.5 million) and pension and other benefits ($0.6 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an exchange rate of 1.06 Canadian Dollars for each U.S. Dollar, the exchange rate on December 31, 2013. Teekay’s annual bonus plan considers company performance, team performance, and individual performance (through comparison to established targets).

Long-Term Incentive Program

Teekay’s long-term incentive program focuses on the returns realized by our shareholders and is intended to acknowledge and retain those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of stock option grants, restricted stock units and performance share units. All grants in 2013 were made under our 2013 Equity Incentive Plan.

During March 2013, we granted stock options to purchase an aggregate of 43,974 shares of our common stock at an exercise price of $34.07, 158,957 shares of restricted stock and 54,773 performance shares to the Executive Officers under our 2013 Equity Incentive Plan. The stock options expire March 12, 2023, ten years after the date of the grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their grant dates. Performance shares have a bullet vesting at the end of the three year performance cycle if the performance conditions are met.

During March 2014, we granted stock options to purchase an aggregate of 4,247 shares of our common stock at an exercise price of $56.76, 82,327 shares of restricted stock and 48,824 performance shares to the Executive Officers under our 2013 Equity Incentive Plan. The stock options expire March 11, 2024, ten years after the date of the grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their grant dates. Performance shares have a bullet vesting at the end of the two or three year performance cycle if the performance conditions are met.

Options to Purchase Securities from Registrant or Subsidiaries

In March 2013, we adopted the 2013 Equity Incentive Plan (or the 2013 Plan) and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). As at December 31, 2013, we had reserved pursuant to our 2013 Plan 4,133,987 shares of Common Stock, and at December 31, 2012, we had reserved pursuant to our Plans 8,924,470 shares of Common Stock, for issuance upon exercise of options or equity awards granted or to be granted.

During the year ended December 31, 2013, we have granted options under the 2013 Plan to acquire up to 72,810 shares of Common Stock, and during the years ended December 31, 2012 and 2011, we granted options under the Plans to acquire up to 432,971 and 95,604 shares of Common Stock, respectively, to eligible officers, employees and directors. Each option under the plans has a 10-year term and vests equally over three years from the grant date. The outstanding options under the plans are exercisable at prices ranging from $11.84 to $60.96 per share, with a weighted-average exercise price of $36.33 per share, and expire between March 9, 2014 and March 12, 2023.

Starting in 2013, employees who provide services to our publicly listed subsidiaries (Teekay LNG, Teekay Offshore and Teekay Tankers) received a proportion of their annual equity compensation award under the equity compensation plan of the applicable subsidiary (the Teekay Tanker Ltd. 2007 Long-Term Incentive Plan, the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan or the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan), depending on their level of contribution towards the applicable subsidiary. These awards took the form of Restricted Stock Units (or RSUs), which are described as Phantom Units under the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan and the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan, but we refer to all of these awards as RSUs for purposes of this disclosure. The RSUs vest and become payable with respect to one-third of the shares on each of the first three years following the grant date and accrue dividends from the date of the grant to the date of vesting.

Board Practices

As at December 31, 2013, the Board of Directors consisted of 10 members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualified.

Directors Dr. Ian D. Blackburne, William B. Berry, and C. Sean Day have terms expiring in 2015. Directors Peter S. Janson, Eileen A. Mercier and Tore I. Sandvold have terms expiring in 2016. Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej, Bjorn Moller, and Peter Evensen have terms expiring in 2014.

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

The Board of Directors has three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2013 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Centre of our website at www.teekay.com. During 2013, the Board held seven meetings. Each director attended all Board meetings, except for three directors who each missed one meeting. Each committee member attended all applicable committee meetings, except for one meeting where one director was absent.

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

Crewing and Staff

As at December 31, 2013, we employed approximately 5,700 seagoing and 900 shore-based personnel, compared to approximately 5,600 seagoing and 900 shore-based personnel as at December 31, 2012, and approximately 5,500 seagoing and 1,000 shore-based personnel as at December 31, 2011.

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

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of December 31, 2013, of our common stock by the directors and Executive Officers as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of March 1, 2014 (60 days after December 31, 2013) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned		Percent of Class
All directors and executive officers as a group (18 persons)(1)	3,047,593	(3)	4.3	%(2)

(1)	Includes 2,289,698 shares of common stock subject to stock options exercisable by March 1, 2014 under the Company’s equity incentive plans with a weighted-average exercise price of $36.47 that expire between March 10, 2015 and March 6, 2022. Excludes (a) 254,327 shares of common stock subject to stock options exercisable after March 1, 2014 under the plans with a weighted average exercise price of $28.72, that expire between March 14, 2021 and March 12, 2023.
(2)	Based on a total of approximately 70.7 million outstanding shares of our common stock as of December 31, 2013. Each director and Executive Officer beneficially owns less than 1% of the outstanding shares of common stock.
(3)	Each director is expected to have acquired shares having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) no later than March 1, 2014 or the fifth anniversary of the date on which the director joined the Board, whichever is later. In addition, each Executive Officer is expected to acquire shares of Teekay’s common stock equivalent in value to one to three times their annual base salary by 2015 or, for executive officers subsequently joining Teekay or achieving a position covered by the guidelines, within five years after the guidelines become applicable to them.

Item 7.	Major Shareholders and Certain Relationships and Related Party Transactions

Major Shareholders

The following table sets forth information regarding beneficial ownership, as of March 1, 2014, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 30, 2014 (60 days after March 1, 2014) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class(4)
Resolute Investments, Ltd.(1)	25,261,780	35.3%
Neuberger Berman Group LLC(2)	6,154,865	8.6%
Magnetar Financial LLC(3)	5,899,142	8.2%

(1)	Includes shared voting and shared dispositive power. The ultimate controlling person of Resolute Investments, Ltd. (or Resolute) is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based on the Schedule 13D/A (Amendment No. 6) filed by Resolute and Path with the SEC on December 3, 2013. Resolute’s beneficial ownership was 35.7% on March 1, 2014, and 44.7% on March 1, 2013. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Our Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies.
(2)	Includes shared voting power and shared dispositive power. This information is based on the Schedule 13G/A filed by this investor with the SEC on February 12, 2014.
(3)	Includes shared voting power and shared dispositive power. This information is based on the Schedule 13G/A filed by this investor with the SEC on February 14, 2014.
(4)	Based on a total of 71.5 million outstanding shares of our common stock as of March 1, 2014.

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

Our Major Shareholder

As of March 1, 2014, Resolute owned approximately 35.3% of our outstanding common stock. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Our Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies. Please read “Item 18. Financial Statements: Note 13—Related Party Transactions.”

Our Directors and Executive Officers

C. Sean Day, the Chairman of Teekay’s board of directors, is also the Chairman of Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore) and Teekay GP L.L.C. (the general partner of Teekay LNG), and was also the Chairman of Teekay Tankers Ltd. from 2007 until 2013. Bjorn Moller is one of Teekay’s current directors and is also a director of Teekay Tankers Ltd.. Mr. Moller also served as Teekay’s Chief Executive Officer, Teekay Tankers’ Chief Executive Officer, and as a Vice Chairman and director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C., in each case until April 1, 2011. Peter Evensen, a Teekay director and President and Chief Executive Officer of Teekay, is a director of Teekay Tankers and the Chief Executive Officer and Chief Financial Officer and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. In June 2013, Arthur Bensler was appointed Director and Chairman of Teekay Tankers Ltd. having served as Secretary since 2007.

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

Pursuant to agreements with Teekay, each of Teekay Tankers, Teekay Offshore and Teekay LNG have agreed to reimburse Teekay or its applicable subsidiaries for time spent by the Executive Officers on management matters of such public company subsidiaries. For 2013, these reimbursement obligations totaled approximately $3.0 million, $3.8 million, and $3.2 million, respectively, for Teekay Tankers, Teekay Offshore and Teekay LNG, and are included in amounts paid as strategic fees under the management agreement for Teekay Tankers and the services agreements for Teekay Offshore and Teekay LNG described below. For 2011 and 2012, these reimbursement obligations for Teekay Tankers, Teekay Offshore and Teekay LNG totaled $1.7 million, $3.0 million, and $2.4 million; and $2.7 million, $4.0 million, and $3.7 million, respectively.

Relationships with Our Public Entity Subsidiaries

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

As of March 1, 2014, we owned shares of Teekay Tankers’ Class A and Class B common stock that represented an ownership interest of 25.1% and voting power of 53.1% of Teekay Tankers’ outstanding common stock.

Until December 31, 2012, Teekay Tankers distributed to its stockholders on a quarterly basis all of its Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of the business. Cash Available for Distribution represented Teekay Tankers’ net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by Teekay Tankers from us, prior to their acquisition by Teekay Tankers, for the period when these vessels were owned and operated by us. Effective January 1, 2013, Teekay Tankers changed to a fixed dividend policy of $0.12 per share per annum. We received distributions from Teekay Tankers of $13.4 million, $7.1 million and $2.5 million in 2011, 2012 and 2013, respectively.

In late 2013, Teekay Tankers, along with us, agreed to create and co-invest $25 million each in TIL for a combined 20% initial ownership in TIL, as part of a $250 million equity private placement by TIL. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Significant Developments In 2013 And Early 2014 - Recent Developments in our Tanker Business” for additional information.

Teekay Offshore and Teekay LNG

Teekay Offshore is a NYSE-listed, Marshall Islands limited partnership, which we formed to further develop our operations in the offshore market. Teekay Offshore is an international provider of marine transportation and storage services to the offshore oil industry. We own and control Teekay Offshore’s general partner, and as of March 1, 2014, we owned a 27.3% limited partner and a 2% general partner interest in Teekay Offshore.

Teekay LNG is a NYSE-listed, Marshall Islands limited partnership, which we formed to expand our operations in the LNG shipping sector. Teekay LNG is an international provider of marine transportation services for LNG, LPG and crude oil. We own and control Teekay LNG’s general partner, and as of March 1, 2014, we owned a 33.3% limited partner and a 2% general partner interest in Teekay LNG.

Quarterly Cash Distributions

We are entitled to distributions on our general and limited partner interests in each of Teekay Offshore and Teekay LNG. The general partner of each of Teekay Offshore and Teekay LNG is also entitled to distributions payable with respect to incentive distribution rights. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. In general, each of Teekay Offshore and Teekay LNG pays quarterly cash distributions in the following manner:

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

Teekay received total distributions, including incentive distributions, from Teekay Offshore of $48.7 million, $56.8 million, and $62.3 million, respectively, with respect to 2011, 2012, and 2013.

Teekay received total distributions, including incentive distributions, from Teekay LNG of $76.0 million, $87.4 million, and $92.2 million, respectively, with respect to 2011, 2012, and 2013.

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

Teekay currently has committed to the following vessel transactions with its public company subsidiaries:

•	We are obligated to offer to sell the Petrojarl Foinaven FPSO unit to Teekay Offshore, subject to approvals required from the charterer. The purchase price for the Foinaven FPSO unit would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to Teekay Offshore.

•	Pursuant to the omnibus agreement, we are only obligated to offer Teekay Offshore the Hummingbird Spirit FPSO unit following the commencement of a charter contract with a firm period of greater than three years duration.

Time Chartering and Bareboat Chartering Arrangements

Teekay charters in from or out to its public company subsidiaries certain vessels, including the following charter arrangements:

•	During 2013, four of Teekay Offshore’s conventional tankers were chartered out to Teekay subsidiaries under long-term time charters, of which two tankers were sold. Two of Teekay Offshore’s shuttle tankers were chartered out to Teekay subsidiaries under short-term projects. Two of Teekay Offshore’s shuttle tankers are chartered out to Teekay subsidiaries under long-term bareboat charters. Pursuant to these charter contracts, Teekay Offshore earned voyage revenues of $140.9 million, $102.8 million, and $70.2 million, respectively, for 2011, 2012, and 2013.

•	Two of Teekay Offshore’s FSO units are chartered out to Teekay subsidiaries under long-term bareboat charters. Pursuant to these charter contracts, Teekay Offshore earned voyage revenues of $11.0 million, $11.2 million, and $11.2 million, respectively, for 2011, 2012, and 2013.

•	Since April 2008, Teekay has chartered in from Teekay LNG the LNG carriers Arctic Spirit and Polar Spirit under a fixed-rate time charter for a period of ten years, plus options exercisable by Teekay to extend up to an additional 15 years. During 2011, 2012, and 2013, Teekay LNG earned revenues of $35.1 million, $37.6 million, and $34.6 million, respectively, under these time-charter contracts.

Services, Management and Pooling Arrangements

Services Agreements. In connection with their initial public offerings in May 2005 and December 2006, respectively, and subsequent thereto, Teekay LNG and Teekay Offshore and certain of their subsidiaries have entered into services agreements with certain other subsidiaries of Teekay, pursuant to which the other Teekay subsidiaries provide to Teekay LNG, Teekay Offshore and their subsidiaries administrative, advisory and technical and ship management services. These services are provided in a commercially reasonable manner and upon the reasonable request of the general partner or subsidiaries of Teekay LNG or Teekay Offshore, as applicable. The other Teekay subsidiaries that are parties to the services agreements provide these services directly or subcontract for certain of these services with other entities, including other Teekay subsidiaries. Teekay LNG and Teekay Offshore pay arm’s-length fees for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the other Teekay subsidiaries incur in providing these services. During 2011, 2012, and 2013, Teekay LNG and Teekay Offshore incurred expenses of $18.2 million, $22.3 million, and $22.8 million; and $60.3 million, $59.9 million, and $64.4 million, respectively, for these services.

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

In return for services under the management agreement, Teekay Tankers pays the Manager an agreed-upon fee for commercial services (other than for Teekay Tankers vessels participating in pooling arrangements), a technical services fee equal to the average rate Teekay charges third parties to technically manage their vessels of a similar size, and fees for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. During 2011, 2012, and 2013, Teekay Tankers incurred $7.5 million, $9.9 million, and $16.4 million, respectively, for these services.

The management agreement also provides for the payment of a performance fee in order to provide the Manager an incentive to increase cash available for distribution to Teekay Tankers’ stockholders. Teekay Tankers did not incur any performance fees for 2013, 2012 or 2011.

Pooling Arrangements. Certain Aframax tankers, Suezmax tankers and LR2 product tankers of Teekay Tankers participate in vessel pooling arrangements managed by other Teekay subsidiaries. The pool managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $325 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool and LR2 product tanker pool). Voyage revenues and voyage expenses of Teekay Tankers’ vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Teekay Tankers incurred pool management fees during 2011, 2012, and 2013 of $1.8 million, $3.6 million and $4.0 million, respectively.

Item 8.	Financial Information

Consolidated Financial Statements and Notes

Please see Item 18 below for additional information required to be disclosed under this Item.

Legal Proceedings

From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our financial condition or results of operations. For information about recent legal proceedings, please read “Item 18. Financial Statements: Note 16 (c)—Legal Proceedings and Claims.”

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

Years Ended	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009

High	$48.13	$36.60	$37.93	$33.96	$24.94
Low	$32.49	$24.89	$20.67	$20.42	$11.10

Quarters Ended	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sept. 30, 2012	Jun. 30, 2012	Mar. 31, 2012

High	$60.42	$48.13	$42.91	$41.27	$36.69	$32.97	$33.70	$36.60	$35.60
Low	$46.59	$40.59	$37.20	$32.69	$32.49	$28.88	$27.35	$24.98	$24.89

Months Ended	Mar. 31, 2014	Feb. 28, 2014	Jan. 31, 2014	Dec. 31, 2013	Nov. 30, 2013	Oct. 31, 2013

High	$60.42	$60.26	$54.86	$48.13	$44.67	$44.48
Low	$54.99	$51.93	$46.59	$41.75	$42.53	$40.59

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

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries, other than our publicly listed subsidiaries, is a party, for the two years immediately preceding the date of this Annual Report:

(a)	Indenture dated June 22, 2001 among Teekay Corporation and The Bank of New York Trust Company of Florida (formerly U.S. Trust Company of Texas, N.A.) for U.S. $250,000,000 8.875% Senior Notes due 2011.

(b)	First Supplemental Indenture dated as of December 6, 2001, among Teekay Corporation and The Bank of New York Trust Company of Florida, N.A. for U.S. $100,000,000 8.875% Senior Notes due 2011.

(c)	Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.

(d)	Agreement, dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC, New York Branch.

(e)	Supplemental Agreement dated September 30, 2004 to Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.

(f)	Agreement, dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others.

(g)	Agreement, dated October 2, 2006 for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility among Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. Please read Note 8 to the Consolidated Financial Statements of Teekay Corporation included herein for a summary of certain contract terms relating to our revolving loan facilities.

(h)	Agreement, dated August 23, 2006 for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility among Teekay LNG Partners L.P., ING Bank N.V. and various other banks. Please read Note 8 to the Consolidated Financial Statements of Teekay Corporation included herein for a summary of certain contract terms relating to our revolving loan facilities.

(i)	Agreement, dated November 28, 2007 for a U.S. $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. Please read Note 8 to the Consolidated Financial Statements of Teekay Corporation included herein for a summary of certain contract terms relating to our revolving loan facilities.

(j)	Agreement dated May 16, 2007 for a U.S. $700,000,000 Credit Facility Agreement to be made available to Teekay Acquisition Holdings LLC et al by HSH NordBank AG and others.

(k)	Annual Executive Bonus Plan.

(l)	Vision Incentive Plan.

(m)	2003 Equity Incentive Plan.

(n)	Amended 1995 Stock Option Plan.

(o)	Amended and Restated Rights Agreement, dated as of July 2, 2010, between Teekay Corporation and The Bank of New York, as Rights Agent.

(p)	Amended and Restated Omnibus Agreement dated as of December 19, 2006, among Teekay Corporation, Teekay GP L.L.C., Teekay LNG Partners L.P., Teekay LNG Operating L.L.C., Teekay Offshore GP L.L.C., Teekay Offshore Partners L.P., Teekay Offshore Operating GP. L.L.C. and Teekay Offshore Operating L.P. govern, among other things, when Teekay Corporation, Teekay LNG L.P. and Teekay Offshore L.P. may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

(q)	Indenture dated January 27, 2010 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for U.S. $450,000,000 8.5% Senior Unsecured Notes due 2020.

(r)	Agreement, dated October 5, 2012, for NOK 700,000,000 Senior Unsecured Bonds due October 2015, among us and Norsk Tillitsmann ASA. All payments are at NIBOR plus 4.75% per annum.

(s)	2013 Equity Incentive Plan.

(t)	Agreement, dated December 21, 2012 for a U.S. $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(u)	Agreement, dated October 5, 2012, for NOK 700,000,000 Senior Unsecured Bonds due October 2015, among us and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.75% per annum.

(v)	Amendment Agreement, dated December 18, 2013 for a U.S. $300,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

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

Material U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to stockholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Corporation.

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

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our common stock that is, for U.S. federal income tax purposes: (i) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder), (ii) a corporation or other entity taxable as a corporation, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain, which will be either long term or short term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends paid with respect to our common stock generally will be treated as foreign source income and generally will be treated as “passive category income.”.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is traded); (ii) we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below); (iii) the Non-Corporate

U.S. Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; (iv) the Non-Corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a Non-Corporate U.S. Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of common stock if the amount of the dividend is equal to or in excess of 10% of a common stockholder’s adjusted basis (or fair market value in certain circumstances) in such common stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a Non-Corporate U.S. Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common stock.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short -term capital gain or loss otherwise and (b) U.S.-source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of stock. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common stock.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75% of its gross income is “passive” income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries assets, income or operations.

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

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common stock and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any “excess distribution” (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for our common stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our common stock;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayers for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which a U.S. Holder owns shares, we are a PFIC, and the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our common stock. In addition, if a Non-Electing Holder who is an individual dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such common stock.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us and our subsidiaries, and the U.S. federal income tax consequences of making such elections.

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

CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC. In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. Although we do not believe we are or will become a CFC, U.S. persons owning a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.

The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change in the event we become a CFC in the future.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their own tax advisor regarding the possible application of this disclosure requirement.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our common stock unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a U.S. trade or business and the distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Common Stock

In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common stock unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a U.S. trade or business and the disposition of our common stock is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of, our common stock to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the Non-Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

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

We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following nine to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at December 31, 2013, we had the following foreign currency forward contracts:

			Fair Value / Carrying Amount of Asset (Liability) (3) $
	Contract Amount in Foreign Currency (1)			Expected Maturity
		Average Forward Rate (2)		2014 (3)	2015 (3)
				$
Norwegian Kroner	641,100	6.03	(1,424)	92,772	13,541
Canadian Dollar	10,000	1.06	(56)	9,457	—

			(1,480)	102,229	13,541

(1)	Foreign currency contract amounts in thousands.
(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
(3)	Contract amounts and fair value amounts in thousands of U.S. Dollars.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at December 31, 2013, we had Euro-denominated term loans of 247.6 million Euros ($340.2 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2015 through 2018. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2015 through 2018. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2015 through 2018. As at December 31, 2013, we were committed to the following cross currency swaps:

Notional	Notional	Floating Rate Receivable		Fixed	Fair Value /
Amount NOK (1)	Amount USD (1)	Reference Rate	Margin	Rate Payable	Asset (Liability) (1)	Remaining Term (years)
700,000	122,800	NIBOR	4.75%	5.52%	(8,550)	1.8
500,000	89,710	NIBOR	4.00%	4.80%	(8,185)	2.1
600,000	101,351	NIBOR	5.75%	7.49%	(5,503)	3.1
700,000	125,000	NIBOR	5.25%	6.88%	(13,247)	3.3
800,000	143,536	NIBOR	4.75%	5.93%	(11,744)	4.1
900,000	150,000	NIBOR	4.35%	6.43%	(4,990)	4.7

					(52,219)

(1)	In thousands of Norwegian Kroner and U.S. Dollars.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, NIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to economically hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors. We have not designated any of our interest rate swap agreements in our consolidated entities as cash flow hedges for accounting purposes.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at December 31, 2013, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	2014	2015	2016	2017	2018	Thereafter	Total	Asset / (Liability)	Rate(1)
	(in millions of U.S. dollars)
Long-Term Debt:
Variable Rate ($U.S.)(2)	1,199.9	359.3	665.2	706.1	676.3	716.9	4,323.7	(4,301.1)	1.8%
Variable Rate (Euro)(3)(4)	16.5	17.7	19.0	20.4	163.1	103.5	340.2	(313.9)	1.8%
Variable Rate (NOK)(4)(5)	—	115.3	82.4	214.1	280.0	—	691.8	(714.2)	6.3%

Fixed-Rate Debt ($U.S.)	52.4	55.1	56.3	48.7	56.4	649.5	918.4	(786.3)	6.8%
Average Interest Rate	5.2%	5.2%	5.2%	5.2%	5.2%	7.4%	6.8%

Capital Lease Obligations(6)
Variable-Rate ($U.S.)(7)	62.0	4.4	4.6	28.3	26.3	—	125.6	(125.6)	7.0%
Average Interest Rate(8)	8.5%	5.4%	5.4%	4.6%	6.4%	—	7.0%

Interest Rate Swaps:
Contract Amount ($U.S.)(6)(9)	712.4	338.1	759.2	412.0	271.5	1,024.2	3,517.5	(301.7)	3.6%
Average Fixed Pay Rate(2)	2.8%	3.8%	2.7%	3.9%	3.1%	4.9%	3.6%
Contract Amount (Euro)(4)(10)	16.5	17.7	19.0	20.4	163.0	103.6	340.2	(31.7)	3.1%
Average Fixed Pay Rate(3)	3.1%	3.1%	3.1%	3.1%	2.6%	3.8%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of December 31, 2013, ranged from 0.3% to 4.5%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2013.
(5)	Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with 12 cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at a rate between 4.80% to 7.49% and interest rate payments swapped from NIBOR plus a margin between 4.00% to 5.75% and the transfer of principal fixed between $89.7 million to $150.0 million upon maturity in exchange for NOK 500 million to NOK 900 million.
(6)	Under the terms of the capital leases for the RasGas II LNG Carriers, (see “Item 18 – Financial Statements: Note 10 – Capital Lease Obligations and Restricted Cash”, we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at December 31, 2013 totaled $475.6 million, and the lease obligations, which as at December 31, 2013 totaled $472.8 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2013, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $404.5 million and $469.0 million, ($66.8) million and $81.1 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts related to these leases.
(9)	The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Commodity Price Risk

From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at December 31, 2013, we were not committed to any bunker fuel swap contracts.

Spot Tanker Market Rate Risk

In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time we have entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce our exposure to spot tanker market rates. As at December 31, 2013 and 2012, we had no FFA commitments.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities and Exchange Act of 1934, as amended (or the Exchange Act)) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2013.

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

We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2013.

Our independent auditors, KPMG LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

During 2013, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our principal accountant for 2013 and 2012 was KPMG LLP, Chartered Accountants. The following table shows the fees Teekay and our subsidiaries paid or accrued for audit and other services provided by KPMG LLP for 2013 and 2012.

Fees (in thousands of U.S. dollars)	2013	2012

Audit Fees (1)	$3,349	$3,437
Audit-Related Fees (2)	44	68
Tax Fees (3)	51	50
All Other Fees (4)	50	—

Total	$3,494	$3,555

(1)	Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries including professional services in connection with the review of our regulatory filings for public offerings of our subsidiaries. Audit fees for 2013 and 2012 include approximately $837,000 and $719,000, respectively, of fees paid to KPMG LLP by Teekay LNG that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG. Audit fees for 2013 and 2012 include approximately $771,000 and $716,000, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Offshore that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay Offshore. Audit fees for 2013 and 2012 include approximately $225,000 and $359,000, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.
(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, divestitures and other attestation services.
(3)	For 2013 and 2012, tax fees principally included international tax planning fees and corporate tax compliance fees.
(4)	All other fees principally relate to due diligence services provided in the year.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2013.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In October 2008, we announced that our Board of Directors had authorized the repurchase of up to $200 million of shares of our common stock. As at December 31, 2013, Teekay had repurchased 5.2 million shares of Common Stock for $162.3 million pursuant to such authorizations. The total remaining share repurchase authorization at December 31, 2013, was $37.7 million. During 2013 and under a separate authorization, Teekay repurchased 0.3 million shares of Common Stock for $12.0 million from Resolute Investments Ltd.

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

The following consolidated financial statements and schedule, together with the related reports of KPMG LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Corporation. (15)

1.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation. (15)

1.3	Amended and Restated Bylaws of Teekay Corporation. (1)

2.1	Registration Rights Agreement among Teekay Corporation, Tradewinds Trust Co. Ltd., as Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK Trust. (2)

2.2	Specimen of Teekay Corporation Common Stock Certificate. (2)

2.3	Indenture dated June 22, 2001 among Teekay Corporation and The Bank of New York Trust Company of Florida (formerly U.S. Trust Company of Texas, N.A.) for U.S. $250,000,000 8.875% Senior Notes due 2011. (3)

2.4	First Supplemental Indenture dated as of December 6, 2001 among Teekay Corporation and The Bank of New York Trust Company of Florida, N.A. for U.S. $100,000,000 8.875% Senior Notes due 2011. (4)

2.5	Exchange and Registration Rights Agreement dated June 22, 2001 among Teekay Corporation and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Deutsche Banc Alex. Brown Inc. and Scotia Capital (USA) Inc. (3)

2.6	Exchange and Registration Rights Agreement dated December 6, 2001 between Teekay Corporation and Goldman, Sachs & Co. (4)

2.7	Specimen of Teekay Corporation’s 8.875% Senior Notes due 2011. (3)

2.8	Indenture dated as of January 27, 2010 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for US $450,000,000 8.5% Senior Notes due 2020. (16)

2.9	Agreement, dated October 5, 2012, for NOK 700,000,000 Senior Unsecured Bonds due October 2015, among us and Norsk Tillitsmann ASA.

4.1	1995 Stock Option Plan. (2)

4.2	Amendment to 1995 Stock Option Plan. (5)

4.3	Amended 1995 Stock Option Plan. (6)

4.4	Amended 2003 Equity Incentive Plan. (19)

4.5	Annual Executive Bonus Plan. (7)

4.6	Vision Incentive Plan. (8)

4.7	Form of Indemnification Agreement between Teekay and each of its officers and directors. (2)

4.8	Amended Rights Agreement, dated as of July 2, 2010 between Teekay Corporation and The Bank of New York, as Rights Agent. (9)

4.9	Agreement dated June 26, 2003 for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (10)

4.10	Agreement dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC. (7)

4.11	Supplemental Agreement dated September 30, 2004 to Agreement dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (7)

4.12	Agreement dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others. (8)

4.13	Agreement dated October 2, 2006, for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility among Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. (11)

4.14	Agreement dated August 23, 2006, for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility among Teekay LNG Partners L.P., ING Bank N.V. and various other banks. (11)

4.15	Agreement, dated November 28, 2007 for a U.S. $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (12)

4.16	Agreement dated May 16, 2007 for a U.S. $700,000,000 Credit Facility Agreement to be made available to Teekay Acquisition Holdings LLC et al by HSH NordBank AG and others. (13)

4.17	Amended and Restated Omnibus Agreement dated as of December 19, 2006, among Teekay Corporation, Teekay GP L.L.C., Teekay LNG Partners L.P., Teekay LNG Operating L.L.C., Teekay Offshore GP L.L.C., Teekay Offshore Partners L.P., Teekay Offshore Operating GP. L.L.C. and Teekay Offshore Operating L.P. (14)

4.18	2013 Equity Incentive Plan. (18)

4.19	Agreement, dated December 21, 2012 for a U.S. $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (20)

4.20	Amendment Agreement, dated December 18, 2013 for a U.S. $300,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

8.1	List of Significant Subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.

13.1	Teekay Corporation Certification of Peter Evensen, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG LLP, as independent registered public accounting firm.

16.1	Letter of Ernst & Young LLP, dated June 6, 2011, regarding change in independent registered public accounting firm. (17)

16.2	Letter of KPMG LLP, dated June 6, 2011, regarding change in independent registered public accounting firm. (17)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on August 31, 2011, and hereby incorporated by reference to such Report.
(2)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.
(3)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (Registration No. 333-64928), filed with the SEC on July 11, 2001, and hereby incorporated by reference to such Registration Statement.
(4)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-4 (Registration No. 333-76922), filed with the SEC on January 17, 2002, and hereby incorporated by reference to such Registration Statement.
(5)	Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on May 2, 2000, and hereby incorporated by reference to such Report.

(6)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Report.
(7)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 8, 2005, and hereby incorporated by reference to such Report.
(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 10, 2006, and hereby incorporated by reference to such Report.
(9)	Previously filed as an exhibit to the Company’s Form 8-A/A (File No. 1-12874), filed with the SEC on July 2, 2010, and hereby incorporated by reference to such Report.
(10)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 14, 2003, and hereby incorporated by reference to such Report.
(11)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on December 21, 2006, and hereby incorporated by reference to such Report.
(12)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 11, 2008, and hereby incorporated by reference to such Report.
(13)	Previously filed as an exhibit to the Company’s Schedule TO – T/A, filed with the SEC on May 18, 2007, and hereby incorporated by reference to such schedule.
(14)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.
(15)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and hereby incorporated by reference to such Report.
(16)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on January 27, 2010, and hereby incorporated by reference to such Report.
(17)	Previously filed as an exhibit to our Report on Form 6-K (File No. 1-12874), filed with the SEC on June 6, 2011, and hereby incorporated by reference to such Report.
(18)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-187142), filed with the SEC on March 8, 2013, and hereby incorporated by reference to such Registration Statement.
(19)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 25, 2012, and hereby incorporated by reference to such Report.
(20)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 29, 2013, and hereby incorporated by reference to such Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION

By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: April 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

TEEKAY CORPORATION

We have audited the accompanying consolidated balance sheets of Teekay Corporation and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 28, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

TEEKAY CORPORATION

We have audited Teekay Corporation and subsidiaries (“the Company”) internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013 based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2013 and 2012, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2013, and our report dated April 28, 2014, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 28, 2014

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share amounts)

	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $

REVENUES	1,830,085	1,980,771	1,976,022

OPERATING EXPENSES
Voyage expenses	112,218	138,283	176,614
Vessel operating expenses	806,152	813,326	749,939
Time-charter hire expense	103,646	130,739	214,179
Depreciation and amortization	431,086	455,898	428,608
General and administrative (note 12)	140,958	144,296	173,604
Asset impairments (note 18b)	167,605	432,196	155,288
Loan loss provisions (note 18b)	748	1,886	—
Net (gain) loss on sale of vessels and equipment (note 18a)	(1,995)	6,975	(4,229)
Bargain purchase gain (note 3a)	—	—	(68,535)
Goodwill impairment charge (note 6)	—	—	36,652
Restructuring charges (note 20)	6,921	7,565	5,490

Total operating expenses	1,767,339	2,131,164	1,867,610

Income (loss) from vessel operations	62,746	(150,393)	108,412

OTHER ITEMS
Interest expense	(181,396)	(167,615)	(137,604)
Interest income	9,708	6,159	10,078
Realized and unrealized gain (loss) on non-designated derivative instruments (note 15)	18,414	(80,352)	(342,722)
Equity income (loss) (notes 18b and 23)	136,538	79,211	(35,309)
Foreign exchange (loss) gain (notes 8 and 15)	(13,304)	(12,898)	12,654
Other income (note 14)	5,646	366	12,360

Net income (loss) before income taxes	38,352	(325,522)	(372,131)
Income tax (expense) recovery (note 21)	(2,872)	14,406	(4,290)

Net income (loss)	35,480	(311,116)	(376,421)
Less: Net (income) loss attributable to non-controlling interests	(150,218)	150,936	17,805

Net loss attributable to stockholders of Teekay Corporation	(114,738)	(160,180)	(358,616)

Per common share of Teekay Corporation (note 19)
• Basic loss attributable to stockholders of Teekay Corporation	(1.63)	(2.31)	(5.11)
• Diluted loss attributable to stockholders of Teekay Corporation	(1.63)	(2.31)	(5.11)
• Cash dividends declared	1.2650	1.2650	1.2650
Weighted average number of common shares outstanding (note 19)
• Basic	70,457,968	69,263,369	70,234,817
• Diluted	70,457,968	69,263,369	70,234,817

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars)

	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $
Net income (loss)	35,480	(311,116)	(376,421)

Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized loss on marketable securities	(2,233)	(1,904)	(4,357)
Unrealized (loss) gain on qualifying cash flow hedging instruments	(431)	2,412	2,019
Pension adjustments, net of taxes	(3,640)	6,698	(5,402)
Foreign exchange gain on currency translation	740	1,144	—
Amounts reclassified from accumulated other comprehensive (loss) income
To other income:
Impairment of marketable securities	2,062	2,560	(3,372)
To general and administrative expenses:
Realized loss (gain) on qualifying cash flow hedging instruments	257	(1,435)	(5,566)
Settlement of defined benefit pension plan	974	—	—

Other comprehensive (loss) income	(2,271)	9,475	(16,678)

Comprehensive income (loss)	33,209	(301,641)	(393,099)
Less: Comprehensive (income) loss attributable to non-controlling interests	(150,368)	150,601	18,751

Comprehensive loss attributable to stockholders of Teekay Corporation	(117,159)	(151,040)	(374,348)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at December 31, 2013 $	As at December 31, 2012 $
ASSETS
Current
Cash and cash equivalents (note 8)	614,660	639,491
Restricted cash (note 10)	4,748	39,390
Accounts receivable, including non-trade of $109,114 (2012 - $83,046) and related party balance of $16,371 (2012 - $9,101)	528,594	491,656
Assets held for sale (notes 11 and 18)	176,247	22,364
Net investment in direct financing leases (note 9)	21,545	12,303
Prepaid expenses and other	57,158	61,549
Current portion of loans to equity accounted investees	37,019	139,183
Current portion of investment in term loans (note 4)	211,579	117,820
Current portion of derivative assets (note 15)	23,040	31,669

Total current assets	1,674,590	1,555,425

Restricted cash - non-current (note 10)	497,984	494,429

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $2,135,780 (2012 - $1,976,257)	6,012,940	6,004,324
Vessels under capital leases, at cost, less accumulated amortization of $152,020 (2012 - $133,228) (note 10)	571,692	624,059
Advances on new building contracts (note 16a)	766,512	692,675

Total vessels and equipment	7,351,144	7,321,058

Net investment in direct financing leases - non-current (note 9)	705,717	424,298
Loans to equity accounted investees and joint venture partners, bearing interest between nil to 8% (note 23)	132,229	67,720
Derivative assets (note 15)	69,797	148,581
Equity accounted investments (note 16b, 18b and 23)	690,309	480,043
Investment in term loans (note 4)	—	68,114
Other non-current assets	159,494	149,682
Intangible assets - net (note 6)	107,898	126,136
Goodwill (note 6)	166,539	166,539

Total assets	11,555,701	11,002,025

LIABILITIES AND EQUITY
Current
Accounts payable	98,415	111,474
Accrued liabilities (notes 7 and 15)	466,824	367,282
Liabilities associated with assets held for sale (notes 8, 11 and 18)	168,007	—
Current portion of derivative liabilities (note 15)	143,999	115,835
Current portion of long-term debt (note 8)	996,425	797,411
Current obligation under capital leases (note 10)	31,668	70,272
Current portion of in-process revenue contracts	40,176	60,627

Total current liabilities	1,945,514	1,522,901

Long-term debt, including amounts due to joint venture partners of $13,282 (2012 - $13,282) (note 8)	5,113,045	4,762,303
Long-term obligation under capital leases (note 10)	566,661	567,302
Derivative liabilities (note 15)	299,570	528,187
In-process revenue contracts	139,676	180,964
Other long-term liabilities	271,621	220,079

Total liabilities	8,336,087	7,781,736

Commitments and contingencies (note 8, 9, 10, 15 and 16)
Redeemable non-controlling interest (note 16d)	16,564	28,815
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 70,729,399 shares outstanding (2012 - 69,704,188); 71,528,599 shares issued (2012 - 70,203,388) (note 12)	713,760	681,933
Retained earnings	435,217	648,224
Non-controlling interest	2,071,262	1,876,085
Accumulated other comprehensive loss (note 1)	(17,189)	(14,768)

Total equity	3,203,050	3,191,474

Total liabilities and equity	11,555,701	11,002,025

Consolidation of variable interest entities (note 3)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	35,480	(311,116)	(376,421)
Non-cash items:
Depreciation and amortization	431,086	455,898	428,608
Amortization of in-process revenue contracts (note 6)	(61,700)	(72,933)	(46,436)
(Gain) loss on sale of vessels and equipment (note 18a)	(1,995)	6,975	(4,229)
Goodwill impairment charge	—	—	36,652
Write-down of equity accounted investments (note 18b)	—	1,767	19,411
Asset impairments and loan loss provisions (note 18b)	168,353	434,082	155,288
Bargain purchase gain (note 3a)	—	—	(68,535)
Equity (income) loss, net of dividends received	(121,144)	(65,639)	31,376
Income tax expense (recovery)	2,872	(14,406)	4,290
Employee stock option compensation	7,320	9,393	16,262
Unrealized foreign exchange (gain) loss	(40,241)	22,137	(11,614)
Unrealized (gain) loss on derivative instruments	(113,344)	(40,373)	70,822
Other	(6,082)	13,383	(8,314)
Change in operating assets and liabilities (note 17a)	64,184	(115,209)	(84,347)
Expenditures for dry docking	(72,205)	(35,023)	(55,620)

Net operating cash flow	292,584	288,936	107,193

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt (note 8)	2,467,795	1,417,870	2,114,879
Debt issuance costs	(15,967)	(10,595)	(10,634)
Scheduled repayments of long-term debt	(695,688)	(266,242)	(449,640)
Prepayments of long-term debt	(1,017,818)	(1,060,169)	(881,207)
Repayments of capital lease obligations	(10,315)	(10,161)	(89,145)
Decrease (increase) in restricted cash (note 10)	31,776	(33,592)	73,105
Net proceeds from equity issuances of subsidiaries (note 5)	446,893	496,224	631,057
Equity contribution by joint venture partner	4,934	86,350	—
Repurchase of Common Stock (note 12)	(12,000)	—	(122,195)
Distribution from subsidiaries to non-controlling interests	(269,987)	(246,555)	(201,942)
Cash dividends paid	(90,265)	(83,299)	(93,480)
Other financing activities	27,219	9,840	5,847

Net financing cash flow	866,577	299,671	976,645

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(753,755)	(523,597)	(755,045)
Proceeds from sale of vessels and equipment	47,704	250,807	33,424
Acquisition of FPSO units and Sevan Marine ASA, net of cash acquired (note 3a)	—	(92,303)	(322,500)
Investment in term loans (note 4)	(12,552)	—	(70,000)
Investment in equity accounted investees (note 23)	(157,762)	(183,554)	(38,496)
Advances to equity accounted investees	(14,466)	(117,235)	(55,156)
Investment in direct financing lease assets (note 9)	(307,950)	—	—
Direct financing lease payments received	17,289	23,307	27,608
Other investing activities	(2,500)	1,332	8,706

Net investing cash flow	(1,183,992)	(641,243)	(1,171,459)

Decrease in cash and cash equivalents	(24,831)	(52,636)	(87,621)
Cash and cash equivalents, beginning of the year	639,491	692,127	779,748

Cash and cash equivalents, end of the year	614,660	639,491	692,127

Supplemental cash flow information (note 17)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and shares)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Retained Earnings $	Accumulated Other Comprehensive Income (Loss) $	Non-controlling Interest $	Total $	Redeemable Non-controlling Interest $

Balance as at December 31, 2010	72,013	672,684	1,313,934	(8,171)	1,353,561	3,332,008	41,725

Net loss			(358,616)		(17,805)	(376,421)
Reclassification of redeemable non-controlling interest in net income					(6,601)	(6,601)	6,601
Other comprehensive loss				(15,732)	(946)	(16,678)
Dividends declared			(93,489)		(201,942)	(295,431)	(10,019)
Reinvested dividends	1	9				9
Exercise of stock options and other (note 12)	641	5,906				5,906
Repurchase of Common Stock (note 12)	(3,923)	(33,944)	(88,251)			(122,195)
Employee stock compensation (note 12)		16,262				16,262
Dilution gains on public offerings of Teekay LNG, Teekay Tankers and unit issuances of Teekay Offshore (note 5)			124,247			124,247
Sale of 49% interest of OPCO to Teekay Offshore			(94,843)		94,843	—
Acquisition of Voyageur FPSO unit (note 3a)					144,600	144,600
Additions to non-controlling interest from share and unit issuances of subsidiaries and other					498,088	498,088

Balance as at December 31, 2011	68,732	660,917	802,982	(23,903)	1,863,798	3,303,794	38,307

Net loss			(160,180)		(150,936)	(311,116)
Reclassification of redeemable non-controlling interest in net income					4,520	4,520	(4,520)
Other comprehensive income				9,135	340	9,475
Dividends declared			(83,305)		(241,583)	(324,888)	(4,972)
Reinvested dividends	1	6				6
Exercise of stock options and other (note 12)	971	11,617				11,617
Employee stock compensation (note 12)		9,393				9,393
Dilution gain on public offerings of Teekay Offshore, Teekay Tankers, Teekay LNG and share issuance of Teekay Offshore (note 5)			88,727			88,727
Additions to non-controlling interest from share and unit issuances of subsidiaries and other					399,946	399,946

Balance as at December 31, 2012	69,704	681,933	648,224	(14,768)	1,876,085	3,191,474	28,815

Net (loss) income			(114,738)		150,218	35,480
Reclassification of redeemable non-controlling interest in net income					6,391	6,391	(6,391)
Other comprehensive income				(2,421)	150	(2,271)
Dividends declared			(90,273)		(263,141)	(353,414)	(5,860)
Reinvested dividends	1	8				8
Exercise of stock options and other (note 12)	1,324	27,219				27,219
Repurchase of Common Stock (note 12)	(300)	(2,722)	(9,278)			(12,000)
Employee stock compensation (note 12)		7,322				7,322
Dilution gain on public offerings of Teekay LNG, Teekay Offshore and Teekay Tankers (note 5)			36,703			36,703
Excess of purchase price over the carrying value upon acquisition of Variable Interest Entity (note 3a)			(35,421)			(35,421)
Additions to non-controlling interest from share and unit issuances of subsidiaries and other					301,559	301,559

Balance as at December 31, 2013	70,729	713,760	435,217	(17,189)	2,071,262	3,203,050	16,564

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

In order to more closely align the Company’s presentation to many of its peers, the cost of ship management activities of $80.9 million related to the Company’s fleet and to services provided to third parties for 2013 have been presented as vessel operating expenses. For 2013, revenues of $23.2 million from ship management activities provided to third parties have been presented in revenues. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred and revenues recorded in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses and revenues to conform to the presentation adopted in the current period. The amounts reclassified from general and administrative expenses to vessel operating expenses were $83.2 million and $72.3 million for 2012 and 2011, respectively. The amounts reclassified from general and administrative expenses to revenues were $24.5 million and $22.2 million for 2012 and 2011, respectively.

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

Operating revenues and expenses

The Company recognizes revenues from time-charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is off hire. When the time-charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenue only after meeting the profit sharing or other contingent threshold. All revenues from voyage charters are recognized on a proportionate performance method. The Company uses a discharge-to-discharge basis in determining proportionate performance for all spot voyages and voyages servicing contracts of affreightment, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Revenues from floating production, storage and offloading (or FPSO) contracts are recognized as service is performed. Certain of the Company’s FPSO units receive incentive-based revenue, which is recognized when earned by fulfillment of the applicable performance criteria. Revenues and expenses relating to engineering studies are recognized when service is completed, unless the expenses are not recoverable in which case the expenses are recognized as incurred. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

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

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There was no significant amounts recorded as allowance for doubtful accounts as at December 31, 2013, 2012, and 2011.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for tankers carrying crude oil and refined product, 20 to 25 years for FPSO units, 35 years for liquefied natural gas (or LNG) and 30 years for liquefied petroleum gas (or LPG) carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for those periods of time. Floating storage and off take (or FSO) units are depreciated over the term of the contract. Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases. Depreciation of vessels and equipment, excluding amortization of dry docking expenditures, for the years ended December 31, 2013, 2012, and 2011 aggregated $346.5 million, $364.3 million and $356.0 million, respectively. Amortization of vessels accounted for as capital leases was $22.8 million, $30.1 million and $34.7 million for the years ended December 31, 2013, 2012, and 2011, respectively.

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

Interest costs capitalized to vessels and equipment for the years ended December 31, 2013, 2012, and 2011, aggregated $14.6 million, $34.9 million and $8.1 million, respectively.

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

Dry docking activity for the three years ended December 31, 2013, 2012, and 2011, is summarized as follows:

	Year Ended December 31,
	2013 $	2012 $	2011 $
Balance at the beginning of the year	100,928	128,987	143,103
Costs incurred for drydocking	72,545	35,336	54,296
Dry-dock amortization	(50,325)	(57,082)	(67,180)
Write down / sale of vessels	(4,954)	(6,313)	(1,232)

Balance at the end of the year	118,194	100,928	128,987

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Vessels and equipment that are “held for sale” are measured at the lower of their carrying amount or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses attributable to vessels and equipment classified as held for sale, or to their related liabilities, continue to be recognized as incurred.

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

The Company’s investments in loan receivables are recorded at cost. The premium paid over the outstanding principal amount was amortized to interest income over the term of the loan using the effective interest rate method. The Company analyzes its loans for collectability during each reporting period. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining that a loan is impaired include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available) any information provided by the debtor regarding their ability to repay the loan and the fair value of the underlying collateral. When a loan is impaired, the Company measures the amount of the impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting impairment in the consolidated statements of income (loss). The carrying value of the loans will be adjusted each subsequent reporting period to reflect any changes in the present value of estimated future cash flows.

The following table contains a summary of the Company’s financing receivables by type of borrower, the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis, and the grade as of December 31, 2013.

			December 31,
			2013	2012
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$

Direct financing leases	Payment activity	Performing	727,262	436,601
Other loan receivables

Investment in term loans and interest receivable	Collateral	Non-Performing(2)	211,579	188,756
Loans to equity accounted investees and joint venture partners (1)	Other internal metrics	Performing	169,248	206,903
Long-term receivable included in other assets	Payment activity	Performing	31,634	1,704

			1,139,723	833,964

(1)	The Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) owns a 99% interest in Teekay Tangguh, which owns a 70% interest in the Teekay Tangguh Joint Venture. During the year ended December 31, 2012, the parent company of Teekay LNG‘s joint venture partner, BLT, suspended trading on the Jakarta Stock Exchange and entered into a court-supervised debt restructuring in Indonesia. The remaining loans to joint venture partner, BLT LNG Tangguh Corporation, totaling $28.5 million as at December 31, 2013 (December 31, 2012—$24.0 million) are collectible given a signed settlement agreement between the Company and BLT LNG Tangguh Corporation regarding repayment terms. In February 2014, the Teekay Tangguh Joint Venture declared dividends of $69.5 million of which $14.4 million was used to offset the total advances to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker and $6.5 million was repaid to Teekay by BLT LNG Tangguh Corporation. In addition, $0.5 million was paid to Teekay by BLT as part of the settlement agreement.
(2)	On March 21, 2014, Teekay and its publicly-listed subsidiary Teekay Tankers Ltd. (or Teekay Tankers) took ownership of the vessels held as collateral in satisfaction of the loans and accrued interest. (See Note 4)

Joint ventures

The Company’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered an other than temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated statements of income (loss).

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

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and whether the contract qualifies for hedge accounting. The Company does not apply hedge accounting to its derivative instruments, except for certain foreign exchange currency contracts and certain types of interest rate swaps (See Note 15).

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income (loss) in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the consolidated statements of income (loss). The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings in the consolidated statements of income (loss). If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item (e.g. general and administrative expense) item in the consolidated statements of income (loss). If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the consolidated statements of income (loss).

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

The Company records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related equipment. Each period, the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. Changes in the amount or timing of the

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

estimated ARO are recorded as an adjustment to the related asset and liability. As at December 31, 2013, the ARO and associated receivable which is recorded in other non-current assets were $27.2 million and $7.5 million, respectively (2012—$24.7 million and $6.4 million, respectively).

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

Accumulated other comprehensive income (loss)

The following table contains the changes in the balances of each component of accumulated other comprehensive income (loss) for the periods presented.

	Qualifying Cash Flow Hedging Instruments $	Pension Adjustments, net of tax $	Unrealized Gain (Loss) on Available for Sale Marketable Securities $	Foreign Exchange Loss on Currency Translation $	Total $
Balance as of December 31, 2010	2,295	(17,539)	7,073	—	(8,171)
Other comprehensive loss	(2,601)	(5,402)	(7,729)	—	(15,732)

Balance as of December 31, 2011	(306)	(22,941)	(656)	—	(23,903)
Other comprehensive income	647	6,688	656	1,144	9,135

Balance as of December 31, 2012	341	(16,253)	—	1,144	(14,768)
Other comprehensive (loss) income	(324)	(2,666)	(171)	740	(2,421)

Balance as of December 31, 2013	17	(18,919)	(171)	1,884	(17,189)

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

The following tables present results for these segments for the years ended December 31, 2013, 2012, and 2011.

Year ended December 31, 2013	Shuttle Tanker and FSO Segment $	FPSO Segment $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $

Revenues	583,201	567,620	298,228	381,036	1,830,085
Voyage expenses	99,111	—	602	12,505	112,218
Vessel operating expenses	182,973	364,986	61,471	196,722	806,152
Time-charter hire expense	56,682	—	—	46,964	103,646
Depreciation and amortization	116,376	151,365	71,485	91,860	431,086
General and administrative (1)	37,529	51,891	19,597	31,941	140,958
Asset impairments	76,782	—	—	90,823	167,605
Loan loss provisions	—	2,634	—	(1,886)	748
Net gain on sale of vessels and equipment	—	(1,338)	—	(657)	(1,995)
Restructuring charges	2,123	—	—	4,798	6,921

Income (loss) from vessel operations	11,625	(1,918)	145,073	(92,034)	62,746

Total assets of operating segments at December 31, 2013	1,947,905	2,836,998	3,616,044	1,874,101	10,275,048

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Year ended December 31, 2012	Shuttle Tanker and FSO Segment $	FPSO Segment $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $

Revenues	616,295	581,215	291,712	491,549	1,980,771
Voyage expenses	104,382	232	283	33,386	138,283
Vessel operating expenses	196,021	354,020	54,773	208,512	813,326
Time-charter hire expense	56,989	—	—	73,750	130,739
Depreciation and amortization	125,104	135,413	69,064	126,317	455,898
General and administrative (1)	36,484	45,139	18,643	44,030	144,296
Asset impairments	28,830	—	—	403,366	432,196
Loan loss provisions	—	—	—	1,886	1,886
Net loss on sale of vessels and equipment	1,112	—	—	5,863	6,975
Restructuring charges	652	—	—	6,913	7,565

Income (loss) from vessel operations	66,721	46,411	148,949	(412,474)	(150,393)

Total assets of operating segments at December 31, 2012	1,709,674	2,824,832	3,148,037	2,037,394	9,719,938

Year ended December 31, 2011	Shuttle Tanker and FSO Segment $	FPSO Segment $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $

Revenues	617,650	464,810	273,786	619,776	1,976,022
Voyage expenses	97,743	—	4,862	74,009	176,614
Vessel operating expenses	216,183	255,925	54,174	223,657	749,939
Time-charter hire expense	74,478	—	—	139,701	214,179
Depreciation and amortization	129,293	96,915	63,641	138,759	428,608
General and administrative (1)	44,594	39,261	16,315	73,434	173,604
Asset impairments	43,185	—	—	112,103	155,288
Net loss (gain) on sale of vessels and equipment	171	(4,888)	—	488	(4,229)
Bargain purchase gain	—	(68,535)	—	—	(68,535)
Goodwill impairment	—	—	—	36,652	36,652
Restructuring charges	5,351	—	—	139	5,490

Income (loss) from vessel operations	6,652	146,132	134,794	(179,166)	108,412

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to amounts presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2013 $	December 31, 2012 $
Total assets of all segments	10,275,048	9,719,938
Cash	614,660	639,491
Accounts receivable and other assets	665,993	642,596

Consolidated total assets	11,555,701	11,002,025

The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Company’s consolidated revenues during the periods presented. All of these customers are international oil companies.

(U.S. dollars in millions)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Statoil ASA (1)	$250.5 or 14%	$299.1 or 15%	$283.7 or 14%
Petroleo Brasileiro SA (1)	$244.3 or 13%	$289.3 or 15%	$224.9 or 11%
BP PLC (2)	$182.5 or 10%	(3)	(3)

(1)	Shuttle tanker and FSO, FPSO and conventional tanker segments
(2)	Shuttle tanker and FSO, FPSO, liquefied gas and conventional tanker segments
(3)	Less than 10%

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

3.	Acquisitions

a)	FPSO Units and Investment in Sevan Marine ASA

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

On November 30, 2011, Teekay entered into an agreement to acquire an FPSO unit, the Sevan Voyageur (or Voyageur Spirit), and its existing customer contract from Sevan. Teekay agreed to acquire the Voyageur Spirit once the existing upgrade project was completed and the Voyageur Spirit commenced operations under its customer contract. In September 2012, the Voyageur Spirit completed its upgrade at the Nymo shipyard and arrived at the Huntington Field in the U.K. sector of the North Sea in October 2012. Under the terms of the acquisition agreement, Teekay prepaid Sevan $94 million to acquire the Voyageur Spirit, assumed the Voyageur Spirit’s existing $230.0 million credit facility, which had an outstanding balance of $220.5 million on November 30, 2011, and was responsible for all upgrade costs incurred after November 30, 2011, which were estimated to be between $140 million and $150 million. Teekay had control over the upgrade project and had guaranteed the repayment of the existing credit facility.

On April 13, 2013, the Voyageur Spirit FPSO unit began production on the Huntington Field and commenced its five-year charter with E.ON Ruhrgas UK E&P Limited (or E.ON). On May 2, 2013, Teekay completed the acquisition of the Voyageur Spirit FPSO unit. The excess of the price paid over the carrying value of the non-controlling interest acquired was $35.4 million and has been accounted for as a reduction to equity. Immediately thereafter, the FPSO unit was sold by Teekay to Teekay Offshore for an initial purchase price of $540.0 million that was effectively reduced to $509.4 million as at December 31, 2013 (see below). The Voyageur Spirit FPSO unit has been consolidated by the Company since November 30, 2011, as the Voyageur Spirit FPSO unit was a variable interest entity (or VIE) and the Company was the primary beneficiary from November 30, 2011 until its purchase in May 2013.

Upon commencing production on April 13, 2013, the Voyageur Spirit FPSO unit had a specified time period to receive final acceptance from the charterer, E.ON, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. This resulted in $29.2 million of the charter rate being foregone from April 13, 2013 to August 26, 2013.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. On September 30, 2013, Teekay Offshore entered into an interim agreement with E.ON whereby Teekay Offshore was compensated for production beginning August 27, 2013 through until final acceptance by E.ON. Compensation was based on actual production relative to the operating capacity of the FPSO unit; however, any restrictions on production as a result of the charterer were included in this compensation. Teekay has indemnified Teekay Offshore for a further $2.1 million for the production shortfall from August 27, 2013 to December 31, 2013. In addition, Teekay Offshore has been indemnified for a further $3.6 million associated with unrecovered repair costs to address the compressor issues. Teekay’s indemnification to Teekay Offshore for loss of the charter rate under the charter agreement with E.ON and unrecovered vessel operating expenses from the date of first oil on April 13, 2013 until receipt of the certificate of final acceptance from E.ON, is subject to a maximum of $54 million.

In April 2014, Teekay Offshore received the certificate of final acceptance from the charterer, which declared the unit on-hire retroactive to February 22, 2014.

Any amounts paid as indemnification from Teekay to Teekay Offshore are effectively treated for accounting purposes as a reduction in the purchase price paid by Teekay Offshore for the FPSO unit. Any compensation received by Teekay Offshore from the charterer related to the indemnification period reduces the amount of Teekay’s indemnification to Teekay Offshore. As at December 31, 2013, the $540 million original purchase price of the Voyageur Spirit FPSO unit has effectively been reduced to $509.3 million ($279.3 million net of assumed debt of $230.0 million) to reflect the $34.9 million indemnification amount for 2013, partially offset by the excess value of $4.3 million relating to the difference in fair value of the 1.4 million Teekay Offshore common units issued to Teekay as partial consideration for the FPSO unit on the date of closing of the transaction in May 2013 as compared to the fair value of the common units on the date Teekay offered to sell the FPSO unit to Teekay Offshore.

Teekay’s expectations were that the 2011 transactions with Sevan would consolidate the industry in the harsh environment FPSO space, broaden the Company’s FPSO offering to include both ship shape and cylindrical FPSO solutions and the transaction was concluded at an attractive price. The Company recognized a total bargain purchase gain of $68.5 million related to the acquisition of the FPSO units and the 40% equity investment in Sevan. The gain has been recorded in the consolidated statements of income (loss) for the year ended December 31, 2011.

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

The Company’s acquisition was accounted for using the purchase method of accounting, based upon estimates of fair value. The purchase price allocation was finalized in 2012. The operating results of the Hummingbird Spirit, Piranema Spirit and Voyageur Spirit are reflected in the Company’s consolidated financial statements from November 30, 2011, the effective date of acquisition. During the year ended December 31, 2011, the Company recognized $14.5 million of revenue and $68.4 million of net income, including the bargain purchase gain, resulting from these acquisitions. In addition, the Company incurred $1.1 million of acquisition-related expenses, which are reflected in general and administrative expenses.

The following table summarizes the final purchase price allocation, which included the Voyageur Spirit VIE, by the Company at November 30, 2011:

Final $
ASSETS
Cash and cash equivalents	50,230
Other current assets	29,209
Vessels and equipment	892,352
Deferred income taxes	3,307
Investment in Sevan Marine	37,100
Other assets - long-term	659

Total assets acquired	1,012,857

Current liabilities	41,376
In-process revenue contracts	158,968
Long-term debt (note 8)	220,497
Other long-term liabilities	6,036
Non-controlling interest	144,600

Total liabilities assumed	571,477

Net assets acquired	441,380

Bargain purchase gain	(68,535)

Cash consideration	372,845

b)	Teekay LNG – Exmar LPG BVBA Joint Venture

In February 2013, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and included 19 owned LPG carriers (including eight newbuilding carriers scheduled for delivery between 2014 and 2016, and taking into effect the sale of the Donau LPG carrier in April 2013) and five chartered-in LPG carriers. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested $133.1 million in exchange for equity and a shareholder loan and assumed approximately $108 million as its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The excess of the book value of net assets acquired over Teekay LNG’s investment in Exmar LPG BVBA, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA and as recognition of goodwill, in accordance with the finalized purchase price allocation. Control of Exmar LPG BVBA is shared jointly between Exmar and Teekay LNG. Consequently, Teekay LNG accounts for its investment in Exmar LPG BVBA using the equity method. In July and October 2013, Exmar LPG BVBA exercised its options with Hanjin Heavy Industries and Construction Co., Ltd. to construct four additional LPG carrier newbuildings scheduled for delivery in 2017 and 2018 (see Note 16b).

c)	Teekay LNG – Marubeni Joint Venture

In February 2012, a joint venture between Teekay LNG and Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) acquired a 100% interest in six liquefied natural gas (or LNG) carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. Teekay LNG and Marubeni Corporation (or Marubeni) have 52% and 48% economic interests, respectively, but share control of the Teekay LNG-Marubeni Joint Venture. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

and Teekay LNG, Teekay LNG accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from short-term secured loan facilities and $266 million from equity contributions from Teekay LNG and Marubeni. Teekay LNG has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture, and as a result, deposited $30 million in a restricted cash account as security for the debt within the Teekay LNG-Marubeni Joint Venture and recorded a guarantee liability of $1.4 million. The carrying value of the guarantee liability as at December 31, 2013, was nil (December 31, 2012—$0.6 million) and was included as part of other long-term liabilities. Teekay LNG has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and, consequently, its share of the $266 million equity contribution was $138.2 million. Teekay LNG also contributed an additional $5.8 million for its share of legal and financing costs as part of the investment. Teekay LNG financed the equity contributions by borrowing under its existing credit facilities. The excess of Teekay LNG’s investment in the Teekay LNG-Marubeni Joint Venture over the book value of net assets acquired, which amounted to approximately $303 million, has been accounted for as an increase to the carrying value of the vessels and out-of-the-money charters of the Teekay LNG-Marubeni Joint Venture, in accordance with the purchase price allocation. During the period between June to July 2013, the Teekay-LNG Marubeni Joint Venture completed the refinancing of its short-term loan facilities by entering into separate long-term debt facilities totaling approximately $963 million. These debt facilities mature between 2017 and 2030. As a result of the completed refinancing, Teekay LNG is no longer required to have $30 million in a restricted cash account as security for the Teekay LNG-Marubeni Joint Venture. Teekay LNG has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, recorded a guarantee liability of $0.7 million. The carrying value of the guarantee liability as at December 31, 2013, was $0.6 million and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.

In July 2013, the Teekay LNG-Marubeni Joint Venture entered into an eight-year interest rate swap with a notional amount of $160.0 million, amortizing quarterly over the term of the interest rate swap to $70.4 million at maturity. The interest rate swap exchanges the receipt of LIBOR-based interest for the payment of a fixed rate of interest of 2.20% in the first two years and 2.36% in the last six years. This interest rate swap has been designated as a qualifying cash flow hedging instrument for accounting purposes. The Teekay LNG-Marubeni Joint Venture uses the same accounting policy for qualifying cash flow hedging instruments as Teekay LNG.

4.	Investment in Term Loans

In February 2011, Teekay made a $70 million term loan (or the TKC Loan) to a ship-owner of a 2011-built Very Large Crude Carrier (or VLCC), based in Asia. The TKC Loan bears interest at 9% per annum, which is payable quarterly. The TKC Loan was repayable in full in February 2014. The TKC Loan is collateralized by a first-priority mortgage on the VLCC, together with other related collateral.

In July 2010, Teekay Tankers acquired two term loans, whose borrowers have the same ultimate parent company as the borrower under the TKC Loan, with a total principal amount outstanding of $115.0 million for a total cost of $115.6 million (or the TNK Loans). The TNK Loans had an annual interest rate of 9% per annum, and include a repayment premium feature which provides a total investment yield of approximately 10% per annum. The TNK Loans matured in July 2013. The TNK Loans are collateralized by first-priority mortgages on two 2010-built VLCCs, together with other related security. The principal amount of the TNK Loans and repayment premium were payable in full at maturity in July 2013. The TKC Loan and TNK Loans are collectively referred to as the Loans.

The borrowers of the Loans have been in default on their interest payment obligations since the first quarter of 2013, and their loan principal and repayment premium repayment obligations on the TNK Loans from their maturity date in July 2013. As of December 31, 2013, the VLCC vessels that collateralize the Loans were trading in the spot tanker market under the Company’s management.

As at December 31, 2013 and December 31, 2012, the repayment premium included in the investment in term loans balances was $3.4 million and $2.7 million, respectively. As at December 31, 2013 and December 31, 2012, accrued and unpaid interest on the Loans, including a portion of default interest, was $10.7 million and $2.8 million, respectively. Such amounts are presented in investment in term loans on the consolidated balance sheets as at December 31, 2013 and December 31, 2012. Interest income in respect of the Loans is included in revenues in the consolidated statements of income (loss). As of December 31, 2013, $11.2 million of interest income due under the Loans, including default interest, had not been recognized based on the Company‘s current estimates of amounts recoverable from future operating cash flows of the vessels and the net proceeds from the sale of the three VLCCs. During March 2014, the Company assumed ownership of the three VLCCs that collateralized the Loans.

5.	Financing Transactions

Teekay LNG and Teekay Offshore are limited partnerships formed by the Company as part of its strategy to expand its operations primarily in the LNG and LPG shipping sector (Teekay LNG) and to expand its operations in the offshore oil marine transportation, production, processing and storage sectors (Teekay Offshore). Teekay Tankers is a corporation formed by the Company to provide international marine transportation of crude oil and refined products. As of December 31, 2013, Teekay owned a 35.3% interest in Teekay LNG (37.5%—December 31, 2012), including common units and its 2% general partner interest, a 29.3% interest in Teekay Offshore (29.4%—December 31, 2012), including common units and its 2% general partner interest, and 25.1% of the capital stock of Teekay Tankers (25.1%—December 31, 2012), including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. Teekay maintains control of Teekay LNG and Teekay Offshore by virtue of its control of the general partner of each partnership, and maintains control of Teekay Tankers by virtue of its voting control through its ownership of Class B shares, and thus consolidates these subsidiaries. Teekay has entered into an omnibus agreement with Teekay LNG and Teekay Offshore to govern, among other things, when the Company, Teekay LNG and Teekay Offshore may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. In addition, Teekay has entered into a non-competition agreement with Teekay Tankers, which provides Teekay Tankers with a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities developed by Teekay for a period of three years from June 2012.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

During the years ended December 31, 2013, 2012, and 2011, the Company’s publicly traded subsidiaries, Teekay Tankers, Teekay Offshore and Teekay LNG completed the following public offerings and equity placements:

	Total Proceeds Received $	Less: Teekay Corporation Portion $(1)	Offering Expenses $	Net Proceeds Received $
2013
Teekay Offshore Direct Equity Placements	115,688	(2,314)	(188)	113,186
Teekay Offshore Preferred Units Offering	150,000	—	(5,200)	144,800
Teekay Offshore Continuous Offering Program	2,819	(59)	(449)	2,311
Teekay LNG Continuous Offering Program	5,383	(107)	(457)	4,819
Teekay LNG Direct Equity Placement	40,816	(816)	(40)	39,960
Teekay LNG Public Offering	150,040	(3,001)	(5,222)	141,817

2012
Teekay Offshore Public Offerings	219,474	(4,389)	(8,164)	206,921
Teekay Offshore Direct Equity Placement	45,919	(919)	—	45,000
Teekay Tankers Public Offerings	69,000	—	(3,229)	65,771
Teekay LNG Public Offering	189,243	(3,784)	(6,927)	178,532

2011
Teekay Tankers Public Offerings	112,054	—	(4,820)	107,234
Teekay Offshore Private Equity Placement	420,145	(230,144)	(279)	189,722
Teekay LNG Public Offerings	356,133	(7,123)	(14,909)	334,101

(1)	Consists of the portion Teekay Corporation subscribed for in the public offering or equity placement.

In April 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, Teekay completed the acquisition of the Voyageur Spirit FPSO unit and, immediately thereafter, Teekay Offshore acquired the unit from Teekay for an original purchase price of $540.0 million (see Note 3(a)). Teekay Offshore financed the acquisition with the assumption of the $230.0 million debt facility secured by the unit, $253.0 million in cash and a $44.3 million equity private placement of common units to Teekay Corporation (including the general partner’s 2% proportionate capital contribution), which had a value of $40.0 million at the time Teekay offered to sell the units to Teekay Offshore. Upon completion of the private placement to Teekay, Teekay Offshore had 83.6 million common units outstanding.

As a result of the public offerings and equity placements of Teekay Tankers, Teekay Offshore and Teekay LNG, the Company recorded increases to retained earnings of $36.7 million (2013), $88.7 million (2012) and $124.2 million (2011). These amounts represent Teekay’s dilution gains from the issuance of units and shares in these consolidated subsidiaries.

6.	Goodwill, Intangible Assets and In-Process Revenue Contracts

Goodwill

The carrying amount of goodwill for the years ended December 31, 2013 and 2012, for the Company’s reportable segments are as follows:

	Shuttle Tanker and FSO Segment $	Liquefied Gas Segment $	Total $
Balance as of December 31, 2012 and 2013	130,908	35,631	166,539

A goodwill impairment charge of $36.7 million was recognized in the Company’s consolidated statements of income (loss) for the year ended December 31, 2011 in respect of its Suezmax tanker reporting unit. The fair value of this reporting unit was determined using the present value of expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon existing contracts, estimated future tanker market rates, historical experience, financial forecasts and industry trends and conditions. The recognition of the goodwill impairment charge was driven by the continuing weak tanker market, which was impacted by an oversupply of vessels relative to demand.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Intangible Assets

As at December 31, 2013, the Company’s intangible assets consisted of:

	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Customer contracts	316,684	(209,786)	106,898
Other intangible assets	1,280	(280)	1,000

	317,964	(210,066)	107,898

As at December 31, 2012 the Company’s intangible assets consisted of:

	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Customer contracts	316,684	(191,587)	125,097
Other intangible assets	1,280	(241)	1,039

	317,964	(191,828)	126,136

Aggregate amortization expense of intangible assets for the year ended December 31, 2013, was $18.2 million (2012—$17.2 million, 2011—$19.1 million), which is included in depreciation and amortization. Amortization of intangible assets for the five years following 2013 is expected to be $13.0 million (2014), $11.9 million (2015), $10.9 million (2016), $9.9 million (2017), $8.9 million (2018) and $53.3 million (thereafter).

In-Process Revenue Contracts

As part of the Company’s acquisition of FPSO units from Sevan and its previous acquisitions of Petrojarl ASA (subsequently renamed Teekay Petrojarl AS, or Teekay Petrojarl), the Company assumed certain FPSO contracts and time charter-out contracts with terms that were less favorable than the then prevailing market terms. At the time of the acquisitions, the Company recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the estimated remaining terms of the contracts on a weighted basis, based on the projected revenue to be earned under the contracts.

Amortization of in-process revenue contracts for the year ended December 31, 2013 was $61.7 million (2012— $72.9 million, 2011—$46.4 million), which is included in revenues on the consolidated statements of income (loss). Amortization for the five years following 2013 is expected to be $40.2 million (2014), $19.8 million (2015), $19.8 million (2016), $19.8 million (2017), $15.3 million (2018) and $65.0 million (thereafter).

7.	Accrued Liabilities

	December 31, 2013 $	December 31, 2012 $
Voyage and vessel expenses	250,557	144,250
Interest	73,817	66,125
Payroll and benefits and other	91,369	100,452
Deferred revenue	49,486	52,391
Loan from affiliates	1,595	4,064

	466,824	367,282

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

8.	Long-Term Debt

	December 31, 2013 $	December 31, 2012 $
Revolving Credit Facilities	1,919,086	1,627,979
Senior Notes (8.5%) due January 15, 2020	447,430	447,115
Norwegian Kroner-denominated Bonds due through September 2018	691,778	467,223
U.S. Dollar-denominated Term Loans due through 2023	2,523,523	2,432,374
U.S. Dollar-denominated Term Loan Variable Interest Entity due October 2016	—	230,359
U.S. Dollar Bonds due through 2023	174,150	—
Euro-denominated Term Loans due through 2023	340,221	341,382
U.S. Dollar-denominated Unsecured Demand Loans due to Joint Venture Partners	13,282	13,282

Total	6,109,470	5,559,714
Less current portion	996,425	797,411

Long-term portion	5,113,045	4,762,303

As of December 31, 2013, the Company had 14 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $2.6 billion, of which $0.6 billion was undrawn. Interest payments are based on LIBOR plus margins. At December 31, 2013 and December 31, 2012, the margins ranged between 0.45% and 4.5% and 0.45% and 3.25%, respectively. At December 31, 2013 and December 31, 2012, the three-month LIBOR was 0.25% and 0.31%, respectively. The total amount available under the Revolvers reduces by $776.9 million (2014), $297.5 million (2015), $713.6 million (2016), $445.0 million (2017) and $321.0 million (2018). The Revolvers are collateralized by first-priority mortgages granted on 54 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

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

Teekay Offshore had 211.5 million (of the original 600 million issued) in Norwegian Kroner (or NOK) senior unsecured bonds that matured in November 2013 in the Norwegian bond market, and as a result, the carrying amount of the bonds was nil at December 31, 2013. The bonds were listed on the Oslo Stock Exchange. Interest payments on the bonds were based on NIBOR plus a margin of 4.75%. Teekay Offshore entered into a cross currency swap to swap the interest payments from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04%, and to fix the transfer of the principal amount at $34.7 million upon maturity in exchange for NOK 211.5 million. Teekay Offshore also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. The floating LIBOR rate receivable from the interest rate swap was capped at 3.5%, which effectively resulted in a fixed rate of 1.12% unless LIBOR exceeded 3.5%, in which case Teekay Offshore’s related interest rate effectively floated at LIBOR, but was reduced by 2.38%. In January 2013, Teekay Offshore repurchased NOK 388.5 million of the above-mentioned NOK 600 million bond issue which matured in November 2013 at a premium in connection with the issuance of NOK 1.3 billion in senior unsecured bonds. The Company recorded a $1.8 million loss on bond repurchase and $6.6 million of realized losses included in foreign currency exchange (loss) gain in its consolidated statements of income (loss) for the year ended December 31, 2013. In connection with this bond repurchase, Teekay Offshore terminated a similar notional amount of the related cross currency swap and recorded $6.8 million of realized gains included in foreign currency exchange (loss) gain in its consolidated statements of income (loss) for the year ended December 31, 2013 (see Note 15).

During 2012, Teekay Offshore, Teekay LNG and Teekay issued in the Norwegian bond market a total of NOK 2 billion of senior unsecured bonds that mature between October 2015 and May 2017. As at December 31, 2013, the total carrying amount of the bonds was $329.4 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 4.75% to 5.75%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.52% to 7.49%, and the transfer of principal fixed at $349.2 million upon maturity in exchange for NOK 2 billion (see Note 15).

In January 2013, Teekay Offshore issued in the Norwegian bond market NOK 1.3 billion in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). As at December 31, 2013, the carrying amount of the bonds was $214.1 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the tranche maturing in 2016 are based on NIBOR plus a margin of 4.00%. Interest payments on the tranche maturing in 2018 are based on NIBOR plus a margin of 4.75%. Teekay Offshore entered into cross currency rate swaps to swap all interest and principal payments into U.S. Dollars, with interest payments fixed at a rate of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018 and the transfer of the principal amount fixed at $89.7 million upon maturity in exchange for NOK 500 million on the tranche maturing in 2016 and fixed at $143.5 million upon maturity in exchange for NOK 800 million on the tranche maturing in 2018 (see Note 15).

In September 2013, Teekay LNG issued in the Norwegian bond market NOK 900 million in senior unsecured bonds that mature in September 2018. As at December 31, 2013, the carrying amount of the bonds was $148.2 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.35%. Teekay LNG entered into a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.43% (see Note 15) and the transfer of principal fixed at $150.0 million upon maturity in exchange for NOK 900 million.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

As of December 31, 2013, the Company had 19 U.S. Dollar-denominated term loans outstanding, which totaled $2.5 billion (December 31, 2012—$2.4 billion). Certain of the term loans with a total outstanding principal balance of $176.3 million as at December 31, 2013 (December 31, 2012—$328.0 million) bear interest at a weighted-average fixed rate of 5.2% (December 31, 2012—5.3%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At December 31, 2013 and December 31, 2012, the margins ranged between 0.3% and 3.25%, and 0.3% and 4.25%, respectively. At December 31, 2013 and December 31, 2012, the three-month LIBOR was 0.25% and 0.31%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 18 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 35 (December 31, 2012—36) of the Company’s vessels, together with certain other security. In addition, at December 31, 2013, all but $94.4 million (December 31, 2012—$107.0 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

As of December 31, 2013, the Company had one U.S. Dollar-denominated term loan outstanding of $164.6 million, which is classified separately within current liabilities and is associated with assets held for sale on the Company’s consolidated balance sheets. A portion of the term loan, with a total outstanding principal balance of $107.0 million as at December 31, 2013, bears interest at a weighted-average fixed rate of 5.4%. Interest payments on the remaining portion of the term loan are based on LIBOR plus a margin of 0.5%. The term loan payments are made in semi-annual payments commencing six months after delivery of each newbuilding vessel financed thereby, and the term loan has balloon repayments due at maturity. The term loans are collateralized by first-priority mortgages on 4 of the Company’s vessels, together with certain other security.

In September and November 2013, Teekay Offshore issued in the U.S. private placement market $174.2 million ten-year senior secured bonds to finance the Bossa Nova Spirit and Sertanejo Spirit BG shuttle tanker newbuildings. The bonds mature in December 2023 and interest payments are fixed at 4.96%. As at December 31, 2013, the carrying amount of the bonds were $174.2 million. The bonds are collateralized by first-priority mortgages on the Bossa Nova Spirit and Sertanejo Spirit, together with other related security.

The Company has two Euro-denominated term loans outstanding, which, as at December 31, 2013, totaled 247.6 million Euros ($340.2 million) (December 31, 2012—258.8 million Euros ($341.4 million)). The Company is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus margins. At December 31, 2013 and December 31, 2012, the margins ranged between 0.60% and 2.25% and the one-month EURIBOR at December 31, 2013 was 0.2% (December 31, 2012—0.1%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans and the NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the recognized foreign exchange loss of $13.3 million (2012—$12.9 million loss, 2011—$12.7 million gain).

The Company has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at December 31, 2013, totaled $13.3 million (2012—$13.3 million). Interest payments on the loan are based on a fixed interest rate of 4.84%. This loan is repayable on demand.

The weighted-average effective interest rate on the Company’s aggregate long-term debt as at December 31, 2013 was 3.0% (December 31, 2012—2.9%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at December 31, 2013, these ratios ranged from 122.9% to 388.9% compared to their minimum required ratios of 105% to 120%, respectively. The vessel values used in these ratios are the appraised values prepared by the Company based on second-hand sale and purchase market data. A further delay in the recovery of the conventional tanker market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and, as at December 31, 2013 and December 31, 2012, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at December 31, 2013, this aggregate amount was $332.6 million (December 31, 2012—$319.1 million). As at December 31, 2013, the Company was in compliance with all covenants required by its credit facilities and other long-term debt. Certain of the Company’s long-term debt agreements restrict Teekay’s ability to access the net assets of certain of its subsidiaries, through restrictions on the distribution of cash and through financial covenants that require Teekay LNG to not exceed a maximum level of leverage. As at December 31, 2013, Teekay’s share of the restricted net assets of its consolidated subsidiaries was approximately $175.0 million.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to December 31, 2013 are $1.3 billion (2014), $535.6 million (2015), $811.0 million (2016), $977.2 million (2017), $1.2 billion (2018) and $1.4 billion (thereafter).

9.	Operating and Direct Financing Leases

Charters-in

As at December 31, 2013, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $78.7 million, comprised of $43.7 million (2014), $16.4 million (2015), $9.1 million (2016), $9.1 million (2017), and $0.4 million (2018). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Charters-out

Time-charters and bareboat charters of the Company’s vessels to third parties (except as noted below) are accounted for as operating leases. Certain of these charters provide the charterer with the option to acquire the vessel or the option to extend the charter. As at December 31, 2013, minimum scheduled future revenues to be received by the Company on time-charters and bareboat charters then in place were approximately $9.6 billion, comprised of $1.2 billion (2014), $1.2 billion (2015), $1.2 billion (2016), $1.2 billion (2017), $1.0 billion (2018) and $3.8 billion (thereafter). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2013, revenue from unexercised option periods of contracts that existed on December 31, 2013 or variable or contingent revenues. In addition, minimum scheduled future revenues presented in this paragraph have been reduced by estimated off-hire time for scheduled periodic maintenance. The amounts may vary given future events such as unscheduled vessel maintenance.

The carrying amount of the vessels accounted for as operating leases at December 31, 2013, was $6.4 billion (2012—$6.1 billion). The cost and accumulated depreciation of the vessels employed on operating leases as at December 31, 2013 were $8.2 billion (2012—$7.8 billion) and $1.8 billion (2012—$1.7 billion), respectively.

Operating Lease Obligations

Teekay Tangguh Subsidiary

The Company’s subsidiary Teekay LNG owns a 99% interest in Teekay Tangguh, which owns a 70% interest in Teekay Tangguh Subsidiary, essentially giving Teekay LNG a 69% interest in the Teekay Tangguh Subsidiary. As at December 31, 2013, the Teekay Tangguh Subsidiary was a party to operating leases whereby it is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company (or Head Leases). The Teekay Tangguh Subsidiary is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Subsidiary. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Teekay Tangguh Subsidiary’s carrying amount of this tax indemnification as at December 31, 2013 and December 31, 2012 was $8.9 million and $9.4 million, respectively, and is included as part of other long-term liabilities in the consolidated balance sheets of the Company. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Subsidiary may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Subsidiary will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

As at December 31, 2013, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

Year	Head Lease Receipts(1)	Sublease Payments(1)(2)
2014	28,828	24,779
2015	22,188	24,779
2016	21,242	24,779
2017	21,242	24,779
2018	21,242	24,779
Thereafter	217,821	254,105

Total	$332,563	$378,000

(1)	The Head Leases are fixed-rate operating leases while the Subleases have a small variable-rate component. As at December 31, 2013, the Teekay Tangguh Subsidiary had received $177.8 million of aggregate Head Lease receipts and had paid $115.4 million of aggregate Sublease payments. The portion of the Head Lease receipts that haven’t been recognized into earnings are deferred and amortized on a straight line basis over the lease terms and as at December 31, 2013, $43.0 million of Head Lease receipts had been deferred and included in other long-term liabilities in the Company’s consolidated balance sheets.
(2)	The amount of payments under the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.

Net Investment in Direct Financing Leases

The time-charters for two of the Company’s LNG carriers, one FSO unit and equipment that reduce volatile organic compound emissions (or VOC equipment) are accounted for as direct financing leases. In addition, in September and November 2013, Teekay LNG acquired two 155,900-cubic meter LNG carriers (or Awilco LNG Carriers) from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Awilco on a five- and four-year fixed-rate bareboat charter contract (plus a one year extension option), respectively, with Awilco holding a fixed-price purchase obligation at the end of the charter. The bareboat charters with Awilco are accounted for as direct financing leases. The purchase price of each vessel was $205 million less a $51.0 million upfront prepayment of charter hire by Awilco (inclusive of a $1.0 million upfront fee), which is in addition to the daily bareboat charter rate. The following table lists the components of the net investments in direct financing leases:

	December 31, 2013 $	December 31, 2012 $

Total minimum lease payments to be received	1,024,187	675,013
Estimated unguaranteed residual value of leased properties	203,465	203,465
Initial direct costs and other	1,379	1,409
Less unearned revenue	(501,769)	(443,286)

Total	727,262	436,601
Less current portion	21,545	12,303

Long-term portion	705,717	424,298

As at December 31, 2013, minimum lease payments to be received by the Company in each of the next five years following 2013 were $81.5 million (2014), $83.6 million (2015), $83.9 million (2016), $207.9 million (2017), and $173.7 million (2018). The VOC equipment leases are scheduled to expire in 2014, the FSO contract is scheduled to expire in 2017, the LNG time-charters are both scheduled to expire in 2029 and the two LNG carriers under the Awilco LNG carrier leases expire in 2017 and 2018.

10.	Capital Lease Obligations and Restricted Cash

Capital Lease Obligations

	December 31, 2013 $	December 31, 2012 $
RasGas II LNG Carriers	472,806	472,085
Suezmax Tankers	125,523	165,489

Total	598,329	637,574
Less current portion	31,668	70,272

Long-term portion	566,661	567,302

RasGas II LNG Carriers. As at December 31, 2013, Teekay LNG was a party, as lessee, to 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Company Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of Exxon Mobil Corporation. Teekay LNG has a 70% share in the leases for the RasGas II LNG Carriers.

Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. The Company’s carrying amount of the tax indemnification guarantee as at December 31, 2013 and 2012 was $15.0 million and $15.5 million, respectively, and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.

The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2041. Although there is no maximum potential amount of future payments, the Company may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Company will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation (see Note 16c).

23

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2013, the commitments under these capital leases approximated $953.1 million, including imputed interest of $480.3 million, repayable as follows:

Year	Commitment
2014	$24,000
2015	$24,000
2016	$24,000
2017	$24,000
2018	$24,000
Thereafter	$833,128

As the payments in the next five years only cover a portion of the estimated interest expense, the lease obligation will continue to increase. Starting in 2024, the lease payments will increase to cover both interest and principal to commence reduction of the principal portion of the lease obligations.

Suezmax Tankers. During 2013, the Company was a party to capital leases on five Suezmax tankers. Under these capital leases, the owner has the option to require the Company to purchase the five vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts. For two of the five Suezmax tankers, the cancellation options were first exercisable in August 2013 and November 2013, respectively. In July 2013, the Company received notification of termination from the owner for these two vessels. The owner reached an agreement to sell both vessels, the Tenerife Spirit and the Algeciras Spirit, to a third party. The Tenerife Spirit was sold in December 2013 and the Algeciras Spirit was sold in February 2014. Upon sale of the vessels, the Company was not required to pay the balance of the capital lease obligations, as the vessels under capital leases were returned to the owner and the capital lease obligations were concurrently extinguished.

The amounts in the table above assume the owner will not exercise its options to require the Company to purchase any of the three remaining vessels from the owner, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable (April 2014, October 2017 and July 2018, respectively), which is the 13th year anniversary of each respective contract and sell the vessel to a third party, upon which the lease obligation will be extinguished. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases. However, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company.

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

As at December 31, 2013 and 2012, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $475.6 million and $475.5 million, respectively. As at December 31, 2013 and 2012, the weighted-average interest rates earned on the deposits were 0.3% and 0.4%, respectively. These rates do not reflect the effect of related interest rate swaps (see Note 15).

The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which totaled $27.1 million and $58.3 million as at December 31, 2013 and 2012, respectively.

11.	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other non-financial assets.

Cash and cash equivalents, restricted cash and marketable securities – The fair value of the Company’s cash and cash equivalents restricted cash, and marketable securities approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Vessels and equipment and assets held for sale – The estimated fair value of the Company’s vessels and equipment and vessels held for sale is determined based on discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company. Other assets held for sale include working capital balances and the fair value of such amounts generally approximate their carrying value.

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

Long-term debt and liabilities associated with assets held for sale – The fair value of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

similar terms and remaining maturities and the current credit worthiness of the Company. Alternatively, if the fixed-rate and variable-rate long-term debt is held for sale the fair value is based on the estimated sales price. Other liabilities held for sale include working capital balances and the fair value of such amounts generally approximate their carrying value.

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

		December 31, 2013		December 31, 2012
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	1,119,966	1,119,966	1,178,118	1,178,118
Derivative instruments (note 15)
Interest rate swap agreements - assets (1)	Level 2	91,415	91,415	165,688	165,688
Interest rate swap agreements - liabilities (1)	Level 2	(410,470)	(410,470)	(667,825)	(667,825)
Cross currency interest swap agreement	Level 2	(52,219)	(52,219)	13,886	13,886
Foreign currency contracts	Level 2	(1,480)	(1,480)	2,885	2,885
Non-recurring
Vessels and equipment (note 18b)	Level 2	17,250	17,250	287,983	287,983
Assets held for sale (2) (note 18b)	Level 2	176,247	176,247	22,364	22,364
Other
Investment in term loans	Level 3	211,579	209,570	188,756	186,048
Loans to equity accounted investees and joint venture partners - Current	Level 3	37,019	37,019	139,183	139,183
Loans to equity accounted investees and joint venture partners - Long-term	(3)	132,229	(3)	67,720	(3)
Liabilities associated with assets held for sale (2) (note 8)	Level 2	(168,007)	(168,007)	—	—

Long-term debt - public (note 8)	Level 1	(1,313,358)	(1,376,829)	(914,338)	(949,326)

Long-term debt - non-public (note 8)	Level 2	(4,796,112)	(4,582,274)	(4,645,376)	(4,329,117)

(1)	The fair value of the Company’s interest rate swap agreements at December 31, 2013 includes $22.0 million (December 31, 2012- $21.6 million) of net accrued interest which is recorded in accrued liabilities and accounts receivable on the consolidated balance sheets.
(2)	The fair value of the Company’s assets held for sale and liabilities associated with assets held for sale include vessels held for sale, long-term debt and other working capital balances.
(3)	In these consolidated financial statements, the Company’s loans to and equity investments in equity accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. In addition, the loans to joint venture partners together with the joint venture partner’s equity investment in joint venture form the net aggregate carrying value of the joint venture partner’s interest in the joint venture. The fair value of the individual components of such aggregate interests is not determinable.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

12.	Capital Stock

The authorized capital stock of Teekay at December 31, 2013 and 2012, was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During 2013, the Company issued 1.3 million common shares upon the exercise of stock options and restricted stock units and awards, and had share repurchases of 0.3 million common shares. During 2012, the Company issued 1.0 million common shares upon the exercise of stock options and restricted stock units and awards, and had no share repurchases of common shares. As at December 31, 2013, Teekay had issued 71,528,599 shares of Common Stock (2012—70,203,388) and no shares of Preferred Stock issued. As at December 31, 2013, Teekay had 70,729,399 shares of Common Stock outstanding (2012—69,704,188).

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

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market, subject to cancellation upon approval by the Board of Directors. As at December 31, 2013, Teekay had repurchased approximately 5.2 million shares of Common Stock for $162.3 million pursuant to such authorizations. The total remaining share repurchase authorization at December 31, 2013, was $37.7 million. The shares of Common Stock repurchased during 2013 were under a separate authorization.

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

Stock-based compensation

In March 2013, the Company adopted the 2013 Equity Incentive Plan (or the 2013 Plan) and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). As at December 31, 2013, the Company had reserved pursuant to its 2013 Plan 4,133,987 shares of Common Stock, and at December 31, 2012, the Company had reserved pursuant to its Plans 8,924,470 shares of Common Stock, for issuance upon exercise of options or equity awards granted or to be granted.

During the year ended December 31, 2013, the Company granted options under the 2013 Plan to acquire up to 72,810 shares of Common Stock, and during the years ended December 31, 2012 and 2011, the Company granted options under the Plans to acquire up to 432,971 and 95,604 shares of Common Stock, respectively, to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All options outstanding as of December 31, 2013, expire between March 12, 2014 and March 12, 2023, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2013, 2012, and 2011, are as follows:

	December 31, 2013		December 31, 2012		December 31, 2011
	Options (000’s) #	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Exercise Price $

Outstanding - beginning of year	5,285	34.40	5,713	32.47	6,123	31.54
Granted	73	34.07	433	27.69	96	34.93
Exercised	(1,039)	26.21	(733)	15.85	(363)	16.14
Forfeited / expired	(82)	38.46	(128)	31.81	(143)	33.11

Outstanding - end of year	4,237	36.33	5,285	34.40	5,713	32.47

Exercisable - end of year	3,848	37.03	4,561	35.54	4,656	35.40

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2013, 2012 and 2011, are as follows:

	December 31, 2013		December 31, 2012		December 31, 2011
	Options (000’s) #	Weighted- Average Grant Date Fair Value $	Options (000’s) #	Weighted- Average Grant Date Fair Value $	Options (000’s) #	Weighted- Average Grant Date Fair Value $

Outstanding non-vested stock options - beginning of year	723	8.74	1,057	6.40	2,160	6.36
Granted	73	10.54	433	8.72	96	11.27
Vested	(401)	8.57	(747)	5.44	(1,071)	6.18
Forfeited	(6)	9.46	(20)	8.24	(128)	11.47

Outstanding non-vested stock options - end of year	389	9.24	723	8.74	1,057	6.40

The weighted average grant date fair value for non-vested options forfeited in 2013 was $0.1 million (2012—$0.8 million).

As of December 31, 2013, there was $1.2 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation is expected to be $1.0 million (2014), and $0.2 million (2015). During the years ended December 31, 2013, 2012, and 2011, the Company recognized $1.8 million, $2.9 million and $5.3 million, respectively, of compensation cost relating to stock options granted under the Plans. The intrinsic value of options exercised during 2013 was $22.6 million (2012—$11.9 million; 2011—$3.8 million).

As at December 31, 2013, the intrinsic value of the outstanding in–the-money stock options was $51.7 million (2012—$22.0 million) and exercisable stock options was $44.5 million (2012—$18.3 million). As at December 31, 2013, the weighted-average remaining life of options vested and expected to vest was 4.2 years (2012—5.0 years).

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2013 are as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $

$10.00 – $19.99	435	5.2	11.84	435	5.2	11.84
$20.00 – $24.99	440	6.2	24.42	440	6.2	24.42
$25.00 – $29.99	400	8.2	27.69	111	8.2	27.69
$30.00 – $34.99	188	6.1	34.26	88	3.3	34.20
$35.00 – $39.99	639	2.3	38.98	639	2.3	38.98
$40.00 – $44.99	1,150	4.2	40.41	1,150	4.2	40.41
$45.00 – $49.99	334	1.2	46.80	334	1.2	46.80
$50.00 – $59.99	648	3.2	51.40	648	3.2	51.40
$60.00 – $64.99	3	3.3	60.96	3	3.3	60.96

	4,237	4.3	36.33	3,848	3.9	37.03

The weighted-average grant-date fair value of options granted during 2013 was $10.54 per option (2012—$8.72, 2011—$11.27). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 53.7% in 2013, 54.8% in 2012 and 53.6% in

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

2011; expected life of four years; dividend yield of 4.8% in 2013, 4.4% in 2012 and 3.8% in 2011; risk-free interest rate of 0.8% in 2013, 2.1% in 2012, and 2.1% in 2011; and estimated forfeiture rate of 12% in 2013, 12% in 2012 and 11.2% in 2011. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

The Company grants restricted stock units and performance share units to certain eligible officers, employees and directors of the Company. Each restricted stock unit and performance share unit is equivalent in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over two or three years from the grant date and the performance share units vest three years from the grant date. Upon vesting, the value of the restricted stock units and performance share units are paid to each grantee in the form of shares. For performance share units granted prior to 2013, the number of performance share units that vest will range from zero to three times the original number granted, based on certain performance and market conditions. For performance share units granted beginning 2013, there is no cap on the number of performance share units vesting.

During 2013, the Company granted 158,957 restricted stock units with a fair value of $5.4 million and 54,773 performance share units with a fair value of $2.3 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees and directors. During 2013, 296,798 restricted stock units with a market value of $8.8 million vested and that amount was paid to grantees by issuing 175,206 shares of common stock, net of withholding taxes. During 2012, the Company granted 268,595 restricted stock units with a fair value of $7.4 million and 67,870 performance share units with a fair value of $2.5 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees and directors. During 2012, 334,256 restricted stock units with a market value of $9.0 million vested and that amount was paid to grantees by issuing 200,024 shares of common stock, net of withholding taxes. During 2011, the Company granted 358,180 restricted stock units with a fair value of $12.5 million and 73,349 performance share units with a fair value of $3.7 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees and directors. During 2011, 214,863 restricted stock units with a market value of $4.9 million vested and that amount was paid to grantees by issuing 131,682 shares of common stock, net of withholding taxes. For the year ended December 31, 2013, the Company recorded an expense of $8.1 million (2012—$7.7 million, 2011—$12.5 million) related to the restricted stock units.

During 2013, the Company also granted 26,412 (2012—23,563 and 2011—29,663) shares of restricted stock awards with a fair value of $0.9 million, based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted.

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

13.	Related Party Transactions

As at December 31, 2013, Resolute Investments, Ltd. (or Resolute) owned 35.7% (2012—44.9%, 2011—45.5%) of the Company’s outstanding Common Stock. One of the Company’s directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of the Company’s directors, Axel Karlshoej, is among the directors of Path Spirit Limited, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. The Company’s Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies.

14.	Other Income

	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $
Gain on sale of other assets	—	2,217	—
Volatile organic compound emission plant lease income	238	1,220	2,900
Impairment and (loss) gain on sale of marketable securities	(2,062)	(2,560)	3,372
Miscellaneous income (loss)	9,229	(511)	6,088
Loss on bond repurchase	(1,759)	—	—

Other income	5,646	366	12,360

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

15.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at December 31, 2013, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Forward Rate(1)	Fair Value / Carrying Amount of Asset (Liability) $
				Expected Maturity
				2014 $	2015 $
Norwegian Kroner	641,100	6.03	(1,424)	92,772	13,541
Canadian Dollar	10,000	1.06	(56)	9,457	—

			(1,480)	102,229	13,541

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2015 through 2018. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2015 through 2018. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2015 through 2018. As at December 31, 2013, the Company was committed to the following cross currency swaps:

Notional Amount NOK	Notional Amount USD	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Carrying Amount of	Remaining Term (years)
		Reference Rate	Margin		Asset / Liability
700,000	122,800	NIBOR	4.75%	5.52%	(8,550)	1.8
500,000	89,710	NIBOR	4.00%	4.80%	(8,185)	2.1
600,000	101,351	NIBOR	5.75%	7.49%	(5,503)	3.1
700,000	125,000	NIBOR	5.25%	6.88%	(13,247)	3.3
800,000	143,536	NIBOR	4.75%	5.93%	(11,744)	4.1
900,000	150,000	NIBOR	4.35%	6.43%	(4,990)	4.7

					(52,219)

Interest Rate Risk

The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated any of its interest rate swap agreements in its consolidated entities as cash flow hedges for accounting purposes.

As at December 31, 2013, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	404,464	(66,829)	23.1	4.9
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	3,217,495	(306,428)	6.5	3.8
U.S. Dollar-denominated interest rate swaps (4)	LIBOR	300,000	4,735	0.2	1.7
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	469,011	81,118	23.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (5) (6)	EURIBOR	340,221	(31,651)	7.0	3.1

			(319,055)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of December 31, 2013, ranged from 0.3% to 4.5%.
(2)	Principal amount reduces quarterly.
(3)	Principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.
(4)	Inception date of swap is March 2014 ($300.0 million).
(5)	Principal amount reduces monthly to 70.1 million Euros ($96.3 million) by the maturity dates of the swap agreements.
(6)	Principal amount is the U.S. Dollar equivalent of 247.6 million Euros.

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current Portion of Derivative Assets	Derivative Assets	Accrued Liabilities	Current Portion of Derivative Liabilities	Derivative Liabilities
As at December 31, 2013
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	482	12	—	(1,819)	(155)
Interest rate swap agreements	21,779	69,785	(22,025)	(140,503)	(248,091)
Cross currency swap agreements	779	—	3	(1,677)	(51,324)

	23,040	69,797	(22,022)	(143,999)	(299,570)

As at December 31, 2012
Derivatives designated as a cash flow hedge:
Foreign currency contracts	441	—	—	(1)	—
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	2,506	—	—	(60)	—
Interest rate swap agreements	16,927	144,247	(22,312)	(115,774)	(525,225)
Cross currency swap agreements	11,795	4,334	719	—	(2,962)

	31,669	148,581	(21,593)	(115,835)	(528,187)

As at December 31, 2013, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps and cross currency swaps are presented on a gross basis in the Company’s consolidated balance sheets. As at December 31, 2013, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $85.2 million and an aggregate fair value liability amount of $361.1 million.

Realized and unrealized gains (losses) from derivative instruments that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivatives in the consolidated statements of income (loss). The effect of the gain (loss) on derivatives not designated as hedging instruments in the statements of income (loss) are as follows:

	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $
Realized (losses) gains relating to:
Interest rate swap agreements	(122,439)	(123,277)	(132,931)
Interest rate swap agreement amendments and terminations	(35,985)	—	(149,666)
Foreign currency forward contracts	(2,027)	1,155	9,965
Forward freight agreements and bunker fuel swap contracts	—	—	36
Foinaven embedded derivative	—	11,452	—

	(160,451)	(110,670)	(272,596)

Unrealized gains (losses) relating to:
Interest rate swap agreements	182,800	26,770	(58,405)
Foreign currency forward contracts	(3,935)	6,933	(11,399)
Foinaven embedded derivative	—	(3,385)	(322)

	178,865	30,318	(70,126)

Total realized and unrealized gains (losses) on derivative instruments	18,414	(80,352)	(342,722)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Realized and unrealized (losses) gains of the cross currency swaps are recognized in earnings and reported in foreign currency exchange (loss) gain in the consolidated statements of income (loss). The effect of the (loss) gain on cross currency swaps on the consolidated statements of income (loss) is as follows:

	Year Ended December 31,
	2013	2012	2010
	$	$	$
Realized gain on partial termination of cross currency swap	6,800	—	—
Realized gains	2,089	3,628	2,881
Unrealized (losses) gains	(65,387)	10,715	(1,583)

Total realized and unrealized (losses) gains on cross currency swaps	(56,498)	14,343	1,298

The Company is exposed to credit loss to the extent the fair value represents an asset (see above) in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A—or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

16.	Commitments and Contingencies

a)	Vessels under Construction

As at December 31, 2013, the Company was committed to the construction of five LNG carriers, two floating, storage and offloading (or FSO) conversions and one FPSO unit for a total cost of approximately $2.2 billion, excluding capitalized interest and other miscellaneous construction costs. Two LNG carriers are scheduled for delivery in 2016, and three LNG carriers are scheduled for delivery in 2017, the two FSO conversions are scheduled for completion in the third quarter of 2014 and 2016, respectively, and the FPSO unit is scheduled for delivery in mid-2014. As at December 31, 2013, payments made towards these commitments totaled $696.8 million (excluding $49.0 million of capitalized interest and other miscellaneous construction costs). As at December 31, 2013, the estimated remaining payments required to be made under these newbuilding and conversion contracts were $482.2 million (2014), $154.2 million (2015), $425.4 million (2016) and $399.0 million (2017).

b)	Joint Ventures

As at December 31, 2013, Exmar LPG BVBA, in which Teekay LNG has a 50% ownership interest, was committed to the construction of 12 LPG newbuilding carriers for a total cost of $537.4 million, excluding capitalized interest and other miscellaneous construction costs. The 12 newbuildings are scheduled for delivery between 2014 and 2018. As at December 31, 2013, payments made by Exmar LPG BVBA towards these commitments totaled $68.6 million. As at December 31, 2013, the remaining payments required to be made by Exmar LPG BVBA under these newbuilding contracts was $130.5 million in 2014, $76.6 million in 2015, $113.4 million in 2016, $78.5 million in 2017 and $69.8 million in 2018. Teekay LNG owns a 50% interest in Exmar LPG BVBA.

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

On November 13, 2006, one of Teekay Offshore’s shuttle tankers, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from Teekay Offshore. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

NOL) and Teekay Navion Offshore Loading Pte Ltd. (or TNOL), subsidiaries of Teekay Offshore, and Teekay Shipping Norway AS (or TSN), a subsidiary of Teekay, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), several other insurance underwriters and various licensees in the Njord field. The plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $35.1 million).

In December 2011, the Stavanger District Court ruling in the first instance found that NOL was liable for damages except for damages related to certain indirect or consequential losses. The court also found that Statoil ASA was liable to NOL for the same amount of damages to NOL. As a result of this ruling, as at December 31, 2012, Teekay Offshore reported a liability in the total amount of NOK 76,000,000 (approximately $12.5 million) to the plaintiffs and a corresponding receivable from Statoil ASA recorded in other long-term liabilities and other assets, respectively.

The plaintiffs appealed the decision and the appellate court in June 2013 held that NOL, TNOL and TSN are jointly and severally responsible towards the plaintiffs for all the losses as a result of the collision, plus interest accrued on the amount of damages. In addition, Statoil ASA was held not to be under an obligation to indemnify NOL, TNOL and TSN for the losses. NOL, TNOL and TSN were also held liable for legal costs associated with court proceedings. As a result of this judgment, in the second quarter of 2013, Teekay Offshore recognized a liability in the amount of NOK 213,000,000 in respect of damages, NOK 66,000,000 in respect of interest and NOK 11,000,000 in respect of legal costs, totaling NOK 290,000,000 (approximately $47.8 million), to the plaintiffs recorded in accrued liabilities. The receivable from Statoil ASA previously recorded in other assets was reversed in the second quarter of 2013. In the fourth quarter of 2013, Teekay Offshore recognized an additional liability of NOK 4,000,000 in respect of interest, bringing the total liability to NOK 294,000,000 (approximately $48.4 million). The judgment rendered deals with liability only and the ultimate amount of damages may be reduced compared to the NOK 213,000,000 claimed by the plaintiffs.

Teekay Offshore and Teekay maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. These insurance policies are expected to cover the costs related to this incident, including any costs not indemnified by Statoil, and thus a receivable of NOK 294,000,000 (approximately $48.4 million) was concurrently recorded in accounts receivable, which equals the total cost of the claim. In addition, Teekay has agreed to indemnify Teekay Offshore for any losses it may incur in connection with this incident.

In 2013, the insurer made payments directly to the plaintiffs in full settlement of interest and partial settlement of legal costs and thus Teekay Offshore, as at December 31, 2013, reduced its liability and related receivable to NOK 213,000,000 in respect of damages and approximately NOK 3,400,000 in respect of legal costs, totaling approximately NOK 216,400,000 (approximately $35.6 million).

Teekay Nakilat Corporation (or Teekay Nakilat), a subsidiary of Teekay LNG, is the lessee under 30-year capital lease arrangements with a third party for the three LNG carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements, and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat enter into negotiations to terminate the RasGas II Leases. The Teekay Nakilat has declined this request as it does not believe that HMRC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision by the First Tribunal, regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer as well as a 2013 decision from the Upper Tribunal which upheld the 2012 verdict. HMRC has been granted leave to further appeal the 2013 decision to the Court of Appeal. If the HMRC were able to successfully challenge the RasGas II Leases, the Teekay Nakilat could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. Teekay LNG estimates its 70% share of the potential exposure to be approximately $34 million, exclusive of potential financing costs and interest rate swap termination costs.

The lessor for the three RasGas II LNG Carriers has communicated to Teekay Nakilat that the credit rating of the bank (or LC Bank) that is providing the letter of credit to Teekay Nakilat’s lease has been downgraded. As a result, in January 2014, the lessor notified Teekay Nakilat of an increase in the lease payments over the remaining term of the RasGas II Leases of approximately $12.3 million on a net present value basis effective April 2014. Teekay LNG’s 70% share of the present value of the lease payment increase claim is approximately $8.6 million. Teekay Nakilat is looking at alternatives to mitigate the impact of the downgrade to the LC Bank’s credit rating to avoid a prolonged increase to lease payments.

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, the Company declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the second quarter of 2014 while the necessary repairs and upgrades are completed and the weather permits re-installation of the unit on the Banff field. The Company does not have off-hire insurance covering the Banff FPSO. After the repairs and upgrades are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

The Company expects that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through its insurance coverage, subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. In addition, the Company will also incur certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and is expected to return to the Banff field at the same time as the Banff FPSO unit. The total of these capital upgrade costs is expected to be approximately $155 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure already agreed to by the parties. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

d)	Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at December 31, 2013.

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

17.	Supplemental Cash Flow Information

a)	The changes in operating assets and liabilities for the years ended December 31, 2013, 2012, and 2011, are as follows:

	Year Ended December 31,
	2013	2012	2011
Accounts receivable	(77,837)	(132,873)	(68,914)
Prepaid expenses and other assets	(2,386)	19,741	(8,225)
Accounts payable	(10,877)	18,408	12,216
Accrued and other liabilities	155,284	(20,485)	(19,424)

	64,184	(115,209)	(84,347)

b)	Cash interest paid, including realized interest rate swap settlements, during the years ended December 31, 2013, 2012, and 2011, totaled $282.4 million, $274.2 million and $279.1 million, respectively. In addition, during the years ended December 31, 2013, 2012, and 2011, cash interest paid relating to interest rate swap amendments and terminations totaled $36.0, $nil and $149.7 million, respectively.

c)	During 2013, Teekay LNG acquired two LNG carriers from Awilco for a purchase price of $205.0 million per vessel. The upfront prepayment of charter hire of $51.0 million (inclusive of a $1.0 million upfront fee) per vessel was used to offset the purchase price and was treated as a non-cash transaction in the consolidated statements of cash flows.

d)	As described in Note 10, the sale of the Tenerife Spirit resulted in the vessel under capital lease being returned to the owner and the capital lease obligation concurrently extinguished. Therefore, the sale of the vessel under capital lease of $29.7 million and the concurrent extinguishment of the corresponding capital lease obligation of $29.7 million was treated as a non-cash transaction in the consolidated statements of cash flows.

18.	Vessel Sales, Asset Impairments and Provisions

a) Vessel Sales

During 2013, the Company sold a 1992-built shuttle tanker, a 1992-built conventional tanker, two 1995-built conventional tankers and a 1998-built conventional tanker that were part of the Company’s shuttle tanker and conventional tanker segments. The Company realized a net gain of $0.7 million from the sale of these vessels. Three of these vessels were classified as held for sale on the consolidated balance sheet as at December 31, 2012, with their net book values written down to their sale proceeds net of cash outlays to complete the sales. All of the vessels were older vessels that the Company disposed of in the ordinary course of business. During 2013, the Company sold sub-sea equipment from the Petrojarl I FPSO unit that is part of the Company’s FPSO segment. The Company realized a gain of $1.3 million from the sale of the equipment.

During 2012, the Company sold two shuttle tankers and three conventional tankers, resulting in a loss on sale of $1.1 million (shuttle tanker segment) and $5.9 million (conventional tanker segment). In addition, the Company sold its joint venture interest in the Ikdam FPSO unit and realized a gain of $10.8 million, which has been recorded in equity income (loss) on the Company’s consolidated statements of income (loss) for the year ended December 31, 2012. During 2011, the Company sold one FSO unit and one conventional tanker, resulting in a loss on sale of $0.2 million (shuttle tanker and FSO segment).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

b) Asset Impairments and Provisions

During December 2013, the Company commenced a process to dispose of four vessel owning companies (or LLCs), each of which owns one 2009-built Suezmax tanker, through the sale to a new entity. This new entity, Tanker Investments Ltd. (or TIL), was ultimately incorporated on January 10, 2014. On January 23, 2014, TIL completed a $250 million equity private placement which Teekay Tankers and Teekay co-invested $25 million each for a combined 20% ownership interest in the new company. Concurrent with this equity private placement, Teekay entered into an agreement to sell the four Suezmax tankers to TIL for $163.2 million plus working capital less outstanding debt of the LLCs on closing, which occurred on February 28, 2014. The Company has presented the assets and liabilities of the LLCs as assets held for sale and liabilities held for sale on the Company’s December 31, 2013 balance sheet as follows:

$
Assets Held for Sale
Accounts receivable	11,179
Prepaid expenses	1,220
Vessels and equipment	163,200
Other long-term assets	648

Total assets	176,247

Liabilities Associated with Assets Held for Sale
Accounts payable	37
Accrued liabilities	3,362
Current portion of long-term debt (note 8)	11,698
Long-term debt (note 8)	152,910

Total liabilities	168,007

The Company wrote down the four Suezmax tankers to their estimated fair value of $163.2 million, which consists of their sale price, resulting in the recognition of an asset impairment of $90.8 million in the Company’s consolidated statement of income (loss) for the year ended December 31, 2013. The vessels were part of the Company’s conventional tanker segment.

In 2013, the carrying value of six of the Company’s 1990s-built shuttle tankers were written down to their estimated fair values, using an appraised value. The Company’s consolidated statement of income (loss) for the year ended December 31, 2013, includes a $76.8 million write-down related to these six vessels, of which $56.5 million relates to four shuttle tankers which Teekay Offshore owns through subsidiaries with ownership interests ranging from 50% to 67%. During the third quarter of 2013, four of these six shuttle tankers were written down as the result of the re-contracting of one of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013 and a change in expectations for the contract renewal for two of the shuttle tankers. In the fourth quarter of 2013, the remaining two of the six shuttle tankers were written down due to a cancellation in their contract renewal. The $76.8 million write-down is included within the Company’s shuttle tanker segment.

During 2013, the Company increased the net carrying amount of the investments in term loans, which includes accrued interest income, by $1.9 million as the estimated future cash flows, which primarily reflects the estimated value of the underlying collateral, increased during 2013. The investments in term loans are part of the Company’s conventional tanker segment. The net carrying amount of the loans consists of the present value of estimated future cash flows at December 31, 2013, and will be adjusted each subsequent reporting period to reflect any changes in the present value of estimated future cash flows (see Note 4). However, as at December 31, 2013, $11.2 million of interest receivable under the term loans, including default interest, was not recorded in respect of its investments in the three term loans based on the Company’s estimates of amounts receivable from its collateral.

During 2013, the Company recorded a $2.6 million of loss provision relating to a receivable for an FPSO front-end engineering and design study which was completed during the year.

In 2012, 19 conventional tankers were written down to their estimated fair value using an appraised value, resulting in a total write down of $405.3 million within the conventional tanker segment. The appraised values were determined based on second-hand sale and purchase market data. This write-down includes ten Suezmax tankers ($335.0 million), seven Aframax tankers ($66.0 million), and two other conventional tankers ($4.3 million). When comparing seven of the ten Suezmax tankers to each other and when comparing four of the seven Aframax tankers to each other, the vessels have a similar age, had a similar carrying value before the impairment and a similar estimated fair value, and are all being employed in the spot market or on short term time-charters. The total write down of $405.3 million includes $350.2 million from these eleven vessels. The primary factors that occurred in during the fourth quarter of 2012 that caused the write downs were the effects on our estimated future cash flows from negative changes in the outlook for the crude tanker market, delays in the recovery of the crude tanker market as well as the expected discrimination impact from more fuel efficient vessels being constructed. One of the seven Aframax tankers was held for sale at December 31, 2012 and was subsequently sold in January 2013.

In 2012, four older shuttle tankers and one FSO unit were written down to their estimated fair value, resulting in a total write down of $28.8 million within the shuttle tanker and FSO segment. The write-downs were the result of the Company entering into agreements in the fourth quarter of 2012 to sell two shuttle tankers and a change in the operating plans for the remaining vessels. Excluding one shuttle tanker, the estimated fair value for all five vessels was determined using an appraised value, based on second hand sale and purchase market data. The

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

estimated fair value for the remaining vessel was determined using a discounted cash flow approach. Such a technique used estimates of future operating life (2.2 years based on the estimated remaining trading life of this vessel), future revenues ($37.2 million based on field production forecasts and the availability of contracts of affreightment suitable for the vessel), operating and dry-dock expenditures ($20.5 million), a residual value ($6.5 million based on the vessel’s light weight tonnage and the price of steel), and a discount rate (7.9%) that approximates the weighted average cost of capital of a market participant.

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

During the year ended December 31, 2011, the Company incurred a $19.4 million write-down of its investment in Petrotrans Holdings Ltd. (or PTH), a 50% joint venture which provides ship-to-ship lightering services. The write-down was recorded in equity income (loss) on the Company’s consolidated statements of income (loss) for the year ended December 31, 2011. The Company’s investment in PTH is part of the Company’s conventional tanker segment and was written down to its estimated fair value, which is based upon the estimated liquidation values of the underlying net assets of PTH. The recognition of this write-down was driven by the continuing weak tanker market.

See Note 2—Segment Reporting for the total write down of vessels by segment for 2013, 2012 and 2011.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

19.	Loss Per Share

	Year Ended December 31,
	2013	2012	2011
	$	$	$

Net loss attributable to stockholders’ of Teekay Corporation	(114,738)	(160,180)	(358,616)

Weighted average number of common shares	70,457,968	69,263,369	70,234,817
Dilutive effect of stock-based compensation	—	—	—

Common stock and common stock equivalents	70,457,968	69,263,369	70,234,817

Loss per common share:
- Basic	(1.63)	(2.31)	(5.11)
- Diluted	(1.63)	(2.31)	(5.11)

The anti-dilutive effect attributable to outstanding stock-based compensation excluded from the calculation of diluted loss per common share, for the years ended December 31, 2013, 2012, and 2011 was 1.0 million, 3.9 million and 5.7 million shares, respectively.

20.	Restructuring Charges

During 2013, the Company recorded restructuring charges of $6.9 million ($7.6 million—2012, $5.5 million—2011).

A portion of the restructuring charges in 2013 relate to the termination of the employment of certain seafarers from the sale of two vessels and the reflagging of one shuttle tanker. The restructuring charges in 2012 and a portion of the restructuring charges in 2013 primarily relate to the reorganization of the Company’s marine operations and certain of its commercial and administrative functions. The purpose of this restructuring is to create better alignment between certain of the Company’s business units and its three publicly-listed subsidiaries, as well as a lower cost organization. The Company does not expect to incur further restructuring charges associated with this reorganization. The restructuring charges in 2011 were primarily related to the sale of an FSO unit, the Karratha Spirit, and the termination of the time-charter for the shuttle tanker, Basker Spirit, resulting in the termination of the employment of certain seafarers of the two vessels.

At December 31, 2013 and 2012, $4.9 million and $3.4 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

21.	Income Taxes

Teekay and a majority of its subsidiaries are not subject to income tax in the jurisdictions in which they are incorporated because they do not conduct business or operate in those jurisdictions. However, among others, the Company’s Australian ship-owing subsidiaries and its Norwegian subsidiaries are subject to income taxes.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2013	2012
	$	$
Deferred tax assets:
Vessels and equipment	73,750	58,825
Tax losses carried forward(1)	427,656	427,443
Other	32,012	64,194

Total deferred tax assets	533,418	550,462

Deferred tax liabilities:
Vessels and equipment	19,555	26,503
Long-term debt	22,008	33,764
Other	30,519	40,117

Total deferred tax liabilities	72,082	100,384
Net deferred tax assets	461,336	450,078
Valuation allowance	(442,504)	(421,343)

Net deferred tax assets	18,832	28,735

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Net deferred tax assets are presented in other non-current assets in the accompanying consolidated balance sheets.

(1)	Substantially all of the Company’s net operating loss carryforwards of $1.74 billion relate to its Australian ship-owning subsidiaries and its Norwegian subsidiaries. These net operating loss carryforwards are available to offset future taxable income in the respective jurisdictions, and can be carried forward indefinitely. The Company also has $20.8 million in disallowed finance costs that relate to its Spanish subsidiaries and are available to offset future finance costs and can be carried forward for 18 years.

The components of the provision for income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Current	2,742	9,167	(6,768)
Deferred	(5,614)	5,239	2,478

Income tax (expense) recovery	(2,872)	14,406	(4,290)

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

	Year Ended	Year Ended	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
	$	$	$
Net income (loss) before taxes	38,352	(325,522)	(372,131)
Net loss not subject to taxes	(267,665)	(129,307)	(341,473)

Net income (loss) subject to taxes	306,017	(196,215)	(30,658)

At applicable statutory tax rates	12,719	(15,808)	(8,987)
Permanent and currency differences, adjustments to valuation allowances and uncertain tax positions	(8,173)	(2,817)	7,307
Other	(1,675)	4,218	5,970

Income tax expense (recovery) related to the current year	2,872	(14,406)	4,290

The following is a roll-forward of the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from January 1, 2011 to December 31, 2013:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Balance of unrecognized tax benefits - beginning of the year	29,364	39,804	45,302
Increases for positions related to the current year	1,141	4,560	3,308
Changes for positions taken in prior years	(1,284)	(5,085)	83
Decreases related to statute of limitations	(8,917)	(9,915)	(8,889)

Balance of unrecognized tax benefits - end of the year	20,304	29,364	39,804

The majority of the net decrease for positions for the year ended December 31, 2013 relates to potential tax on freight income becoming statute barred.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2009 through 2013 remain open to examination by some of the major taxing jurisdictions in which the Company is subject to tax.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The interest and penalties on unrecognized tax benefits are included in the roll-forward schedule above and are approximately a reduction of $7.2 million in 2013, net of statute barred liabilities, and $0.8 million in 2012 and $1.8 million in 2011.

22.	Pension Benefits

a)	Defined Contribution Pension Plans

With the exception of the Company’s employees in Norway and certain of its employees in Australia, the Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company matches all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2013, 2012, and 2011, the amount of cost recognized for the Company’s defined contribution pension plans was $14.8 million, $14.5 million and $18.3 million, respectively.

b)	Defined Benefit Pension Plans

The Company has a number of defined benefit pension plans (or the Benefit Plans) which primarily cover its employees in Norway and certain employees in Australia. As at December 31, 2013, approximately 71% of the defined benefit pension assets were held by the Norwegian plans and approximately 29% are held by the Australian plan. The pension assets in the Norwegian plans have been guaranteed a minimum rate of return by the provider, thus reducing potential exposure to the Company to the extent the counterparty honors its obligations. Potential exposure to the Company has also been reduced, particularly for the Australian plans, as a result of certain of its time-charter and management contracts that allow the Company, under certain conditions, to recover pension plan costs from its customers.

The following table provides information about changes in the benefit obligation and the fair value of the Benefit Plans assets, a statement of the funded status, and amounts recognized on the Company’s balance sheets:

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
	$	$
Change in benefit obligation:
Beginning balance	148,490	137,172
Service cost	9,768	10,004
Interest cost	4,974	4,436
Contributions by plan participants	481	692
Actuarial (gain) loss	3,396	(12,059)
Benefits paid	(9,501)	(3,216)
Plan settlements and amendments	(3,126)	6,549
Benefit obligations assumed on acquisition	3,125	—
Foreign currency exchange rate changes	(6,515)	7,962
Other	(96)	(3,050)

Ending balance	150,996	148,490

Change in fair value of plan assets:
Beginning balance	134,408	110,698
Actual return on plan assets	4,453	2,094
Contributions by the employer	14,609	13,404
Contributions by plan participants	481	692
Benefits paid	(9,470)	(3,166)
Plan settlements and amendments	(2,118)	4,328
Plan assets assumed on acquisition	2,502	—
Foreign currency exchange rate changes	(5,564)	6,848
Other	(425)	(490)

Ending balance	138,876	134,408

Funded status deficiency	(12,120)	(14,082)

Amounts recognized in the balance sheets:
Other long-term liabilities	12,120	14,082
Accumulated other comprehensive loss:
Net actuarial losses	(20,922)	(19,449)

(1)	As at December 31, 2013, the estimated amount that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost in 2014 is $(1.0) million.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

As of December 31, 2013 and 2012, the accumulated benefit obligation for the Benefit Plans was $116.1 million and $115.0 million, respectively. The following table provides information for those pension plans with a benefit obligation in excess of plan assets and those pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31, 2013 $	December 31, 2012 $
Benefit obligation	88,140	125,945
Fair value of plan assets	71,955	106,616

Accumulated benefit obligation	1,319	4,350
Fair value of plan assets	689	2,795

The components of net periodic pension cost relating to the Benefit Plans for the years ended December 31, 2013, 2012 and 2011 consisted of the following:

	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $

Net periodic pension cost:
Service cost	9,768	9,921	8,978
Interest cost	4,974	4,392	5,250
Expected return on plan assets	(5,688)	(5,270)	(5,805)
Amortization of net actuarial loss	1,484	1,980	371
Plan settlement	973	—	—
Other	425	577	421

Net cost	11,936	11,600	9,215

The components of other comprehensive loss relating to the Plans for the years ended December 31, 2013, 2012 and 2011 consisted of the following:

	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $

Other comprehensive income (loss):
Net (loss) gain arising during the period	(3,930)	6,143	(12,052)
Amortization of net actuarial loss (gain)	1,484	1,979	319
Plan settlement	973	—	—

Total (loss) income before income taxes	(1,473)	8,122	(11,733)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The Company estimates that it will make contributions into the Benefit Plans of $11.2 million during 2014. The following table provides the estimated future benefit payments, which reflect expected future service, to be paid by the Benefit Plans:

Year	Pension Benefit Payments $

2014	9,542
2015	7,561
2016	6,855
2017	8,363
2018	6,666
2019 - 2023	40,429

Total	79,416

The fair value of the plan assets, by category, as of December 31, 2013 and 2012 were as follows:

	December 31, 2013	December 31, 2012

Pooled Funds (1)	98,338	94,981
Mutual Funds (2)
Equity investments	18,080	19,907
Debt securities	3,811	4,298
Real estate	2,108	3,843
Cash and money market	8,796	672
Other	7,743	10,707

Total	138,876	134,408

(1)	The Company has no control over the investment mix or strategy of the pooled funds. The pooled funds guarantee a minimum rate of return. If actual investment returns are less than the guarantee minimum rate, then the provider’s statutory reserves are used to top up the shortfall. The pooled funds primarily invest in hold to maturity bonds, real estate and other fixed income investments, which are expected to provide a stable rate of return.
(2)	The mutual funds primary aim is to provide investors with an exposure to a diversified mix of predominantly growth oriented assets (70%) with moderate to high volatility and some defensive assets (30%).

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The weighted average assumptions used to determine benefit obligations at December 31, 2013 and 2012 were as follows:

	December 31, 2013	December 31, 2012
Discount rates	3.9%	3.0%
Rate of compensation increase	4.7%	5.5%

The weighted average assumptions used to determine net pension expense for the years ended December 31, 2013, 2012 and 2011 were as follows:

	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $

Discount rates	3.9%	3.0%	3.2%
Rate of compensation increase	4.7%	5.5%	4.4%
Expected long-term rates of return (1)	4.8%	4.8%	5.0%

(1)	To the extent the expected return on plan assets varies from the actual return, an actuarial gain or loss results. The expected long-term rates of return on plan assets are based on the estimated weighted-average long-term returns of major asset classes. In determining asset class returns, the Company takes into account long-term returns of major asset classes, historical performance of plan assets, as well as the current interest rate environment. The asset class returns are weighted based on the target asset allocations.

23.	Equity Accounted Investments

In June 2013, Teekay Offshore completed the acquisition from Teekay of its 50% interest in a FPSO unit, the Cidade de Itajai (or Itajai), The Itajai FPSO has been operating on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil since February 2013 under a nine-year fixed-rate time-charter contract, plus extension options, with Petrobras. The remaining 50% interest in the Itajai FPSO unit is owned by Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht).

In February 2013, Teekay LNG entered into a joint venture agreement with Exmar to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. Exmar LPG BVBA, took economic effect as of November 1, 2012 and, as of December 31, 2013, included 23 owned LPG carriers (including 12 newbuilding carriers scheduled for delivery between 2014 and 2018) and five chartered-in LPG carriers. Teekay LNG and Exmar each have a 50% economic interest in Exmar LPG BVBA. Since control of the Exmar LPG BVBA is shared jointly between Exmar and Teekay LNG, Teekay LNG accounts for its investment in the Exmar LPG BVBA using the equity method (see note 3b).

In February 2012, the Teekay LNG-Marubeni Joint Venture acquired a 100% interest in the six LNG Carriers from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. Teekay LNG and Marubeni Corporation (or Marubeni) have 52% and 48% economic interests, respectively, but share control of Teekay LNG-Marubeni Joint Venture. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and Teekay LNG, Teekay LNG accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method (see note 3c).

Teekay LNG has a 33% ownership interest in four newbuilding 160,400-cubic meter LNG carriers (or the Angola LNG Carriers). The Angola LNG Carriers are chartered at fixed rates to the Angola LNG Project. The Wah Kwong Joint Venture is a joint venture arrangement between Teekay Tankers and Wah Kwong whereby Teekay Tankers holds a 50% interest. SkaugenPetrotrans Joint Venture is a joint venture arrangement between Teekay and I.M. Skaugen Marine Services Pte Ltd. whereby Teekay holds a 50% interest. Teekay has a joint venture interest of 49% in Remora AS (or Remora) a Norway-based offshore marine technology company, from which Teekay Offshore acquired a 2010-built HiLoad Dynamic Positioning (or DP) unit. The RasGas 3 Joint Venture is a joint venture arrangement between Teekay LNG and QGTC 3 whereby Teekay LNG holds a 40% interest. The RasGas 3 Joint Venture owns four LNG carriers and related long-term fixed-rate time-charters to service the expansion of a LNG project in Qatar. Teekay LNG has a 50% interest in a joint venture with Exmar (or the Excalibur and Excelsior Joint Ventures) which owns two LNG carriers that are chartered out under long term contracts.

In November 2011, Teekay acquired a 40% interest in a recapitalized Sevan for approximately $25 million (see Note 3a). Sevan owns (i) two partially-completed hulls available for upgrade to FPSOs or other offshore projects; (ii) a licensing agreement with ENI SpA; (iii) an engineering and offshore project development business; and (iv) intellectual property rights, including offshore unit design patents. As at November 30, 2011, the fair value of the Company’s interest in Sevan was determined to be $37.1 million. The difference between the fair value of the Company’s 40% interest in Sevan and the price paid has been recognized as a bargain purchase gain in the Company’s consolidated statements of income (loss). As of December 31, 2013, the aggregate value of the Company’s 43% interest (43% interest —December 31, 2012) in Sevan, based on the quoted market price of Sevan’s common stock on the Oslo Stock Exchange was $94.3 million ($83.1 million – December 31, 2012).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

A condensed summary of the Company’s investments in and advances to equity accounted investments are as follows (in thousands of U.S. dollars, except percentages):

		As at December 31,
Investments in Equity Accounted Investments	Ownership Percentage	2013 $	2012 $
Teekay LNG-Marubeni Joint Venture (note 3b)	52%	228,183	183,724
RasGas 3 Joint Venture	40%	125,648	107,386
Exmar Joint Venture	50%	86,387	82,737
Exmar LPG Joint Venture	50%	82,576	—
Angola Joint Venture (note 3a)	33%	54,168	28,699
Tiro and Sidon Joint Venture	50%	52,118	30,024
Sevan Marine Equity Investment	43%	40,740	39,223
Other	33% - 50%	20,489	8,250

Total		690,309	480,043

	Ownership Percentage	As at December 31,
Loans to Equity Accounted Investees		2013	2012
Sevan Marine Equity Investment	43%	—	133,000
Exmar LPG Joint Venture	50%	82,068	—
Tiro and Sidon Joint Venture	50%	12,781	18,121
SkaugenPetroTrans Joint Venture	50%	16,079	9,500
Other	33% - 52%	29,844	22,233

Total (1)		140,772	182,854

(1)	The Company also has loans to joint venture partners of $28.5 million as at December 31, 2013 (2012—$24.0 million).

A condensed summary of the Company’s financial information for equity accounted investments (33% to 52% owned) shown on a 100% basis are as follows:

	As at December 31,
	2013(1)	2012(2)(3)
Cash and restricted cash	323,065	229,963
Other assets - current	168,537	125,152
Vessels and equipment	2,598,690	2,114,435
Net investment in direct financing leases	1,907,458	1,938,011
Other assets - non-current	310,649	228,887

Current portion of long-term debt	500,831	1,106,706
Other liabilities - current	217,511	193,785
Long-term debt	2,807,153	1,911,419
Other liabilities - non-current	422,482	469,220

	Year ended December 31,
	2013(1)	2012(2)(3)	2011(3)
Revenues	940,187	659,030	303,607
Income from vessel operations	327,748	241,702	118,408
Realized and unrealized loss on derivative instruments	16,334	(56,307)	(127,230)
Net income (loss)	287,628	120,395	(48,996)

(1)	The results included for the Exmar LPG BVBA are from the date of acquisition in February 2013.
(2)	The results included for the Teekay LNG-Marubeni Joint Venture are from the date of acquisition of the MALT LNG Carriers which were acquired in February 2012.
(3)	The results included for the Angola Joint Venture are from the time the vessels were delivered in August, September, October 2011 and January 2012, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

For the year ended December 31, 2013, the Company recorded equity income (loss) of $136.5 million (2012—$79.2 million and 2011—$(35.3) million). The income or loss was primarily comprised of the Company’s share of net income (loss) from the Teekay LNG-Marubeni Joint Venture, Angola LNG Project, the RasGas 3 Joint Venture, Sevan, Exmar Joint Venture, Exmar LPG BVBA, and from the interest in the Itajai. For the year ended December 31, 2013, $31.2 million of the equity gain related to the Company’s share of unrealized gain (loss) on interest rate swaps associated with these projects (2012—$5.3 million and 2011—$(35.2) million).

24.	Change in Accounting Estimate

Effective January 1, 2012, the Company reduced the estimated useful life of six of its older shuttle tankers from 25 years to 20 years. As a result of the change in useful life, the Company increased its estimate of the residual value of these vessels to reflect the more recent average scrap prices. As a result, depreciation and amortization expense has increased by $14.9 million for the year ended December 31, 2012, and net income attributable to the stockholders of Teekay has decreased by $4.4 million, or $0.06 per share, for the year ended December 31, 2012.

25.	Subsequent Events

a)	In January 2014, Teekay Offshore issued in the Norwegian bond market NOK 1,000 million in senior unsecured bonds, maturing in January 2019. The aggregate principal amount of the bonds was equivalent to $162.2 million and all interest and principal payments have been swapped into U.S. dollars at fixed rates of 6.28%. The proceeds from the bonds are to be used for general partnership purposes. Teekay Offshore is applying to list the bonds on the Oslo Stock Exchange.

b)	In January 2014, Teekay and Teekay Tankers formed TIL. The Company purchased 5.0 million shares of common stock, representing a 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment of $50.0 million. In addition, the Company received stock purchase warrants entitling it to purchase up to 1,500,000 shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants expire on January 23, 2019. For purposes of vesting, the stock purchase warrants are divided into four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the Common Stock equals or exceeds $12.50, $15.00, $17.50 and $20.00, respectively (or equivalent amounts in NOK converted using an exchange rate of 6.17) for such tranche for any ten consecutive trading days. The Company also received one Series A-1 preferred share and one Series A-2 preferred share, each of which entitles the holder to elect one board member of TIL. The preferred shares do not give the holder a right any dividends or distributions of TIL. In March 2014, TIL issued additional common shares and listed its shares on the Oslo Stock Exchange. As of March 31, 2014, the combined interest of Teekay Tankers and Teekay in TIL was 13.0%. TIL will seek to opportunistically acquire, operate and sell modern second hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. A portion of the net proceeds from the equity issuances by TIL was used to acquire four modern Suezmax crude oil tankers from Teekay and will be used to acquire five modern Aframax crude oil tankers from third parties. TIL shares were listed on the Oslo Stock Exchange effective March 25, 2014.

c)	In March 2014, Teekay Offshore acquired 100% of the shares of ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrent with this transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2015 and 2016. Teekay Offshore is committed to acquire these newbuildings for a total cost of approximately $258 million. Teekay Offshore acquired ALP for a purchase price of $6.1 million, of which $2.6 million was paid in cash on closing and a further $3.5 million representing the fair value of contingent consideration. The contingent consideration consists of $2.4 million which is contingently payable upon the delivery and employment of ALP’s four newbuildings. In addition, the contingent consideration includes a further amount of up to $2.6 million, based on ALP’s annual operating results from 2017 to 2021. Teekay Offshore has the option to pay up to one half of the contingent consideration through the issuance of common units of Teekay Offshore. Teekay Offshore also incurred $1.0 million of acquisition-related costs which have been recognized in general and administrative expenses in March 2014. Teekay Offshore financed the ALP acquisition and initial newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the newbuildings prior to their deliveries. This acquisition represents Teekay Offshore’s entrance into the long-haul ocean towage and offshore installation services business. This acquisition allows Teekay Offshore to combine its infrastructure and access to capital with ALP’s experienced management team to further grow this niche business that is in an adjacent sector to Teekay Offshore’s FPSO and shuttle tanker businesses.