Form 20-F
period 2014-12-31
TEEKAY CORP
filed 2015-04-29
CIK 911971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Edith Robinson

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

72,500,502 shares of Common Stock, par value of $0.001 per share.

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

TEEKAY CORPORATION

INDEX TO REPORT ON FORM 20-F

PART I

This annual report of Teekay Corporation on Form 20-F for the year ended December 31, 2014 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	the timing for implementation of the new Teekay dividend policy;

•

the anticipated sale of the Petrojarl Knarr floating production, storage and offloading (or FPSO) unit to Teekay Offshore, including the purchase price, the timing of completion of field installation, contract start-up at full charter rate and the sale, and Teekay Offshore’s ability to finance the purchase price;

•	our future financial condition or results of operations and future revenues and expenses;

•

our plans for Teekay Parent, which excludes our controlling interests in our publicly-listed subsidiaries, Teekay Offshore, Teekay LNG and Teekay Tankers (or the Daughter Companies), and includes Teekay and its remaining subsidiaries, not to have a direct ownership in any conventional tankers and FPSO units, to increase its free cash flow per share and to grow distributions of Teekay Offshore and Teekay LNG;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;

•	the expected positive impact of floating storage on tanker demand in the first half of 2015;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	offshore, liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) market conditions and fundamentals, including the balance of supply and demand in these markets;

•	our future growth prospects;

•	future capital expenditure commitments and the financing requirements for such commitments;

•

expected costs, capabilities, delivery dates of and financing for newbuildings, acquisitions and conversions including the floating accommodation units (or FAUs), the LNG carriers for Teekay LNG’s new 50/50 joint venture with China LNG (or the Yamal LNG Joint Venture), the LNG carriers acquired by Teekay LNG from BG International Limited, towage vessels, Libra FPSO conversion, and the commencement of service of newbuildings under long-term time-charter contracts;

•

the ability to recover from insurance or the charterer certain costs associated with the repair, emergency response and capital upgrades relating to the Petrojarl Banff FPSO unit and the Apollo Spirit storage tanker related to storm damage to the vessels which occurred in December 2011;

•	our expectation that the Petrojarl Banff FPSO unit will remain under contract until the end of 2020;

•	the ability of Tanker Investments Ltd. (or TIL) to benefit from the cyclical tanker market;

•	our ability to obtain charter contracts for newbuildings;

•	the exercise of options to order additional M-type, Electronically Controlled, Gas Injection (or MEGI) LNG carrier newbuildings, and the chartering of any such vessels;

•	expected financing for the Yamal LNG Joint Venture;

•	the cost of supervision contract and crew training in relation to, and expected financing of future shipyard installment payments for the BG Joint Venture;

•

the exercise of any counterparty’s rights to terminate a lease, or to obligate us to purchase a leased vessel, or failure to exercise such rights, including the rights under the leases and charters for two of Teekay LNG’s Suezmax tankers;

•	the future valuation or impairment of goodwill;

•	our expectations as to any impairment of our vessels;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	future debt refinancings and our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	the impact of recent and future regulatory changes or environmental liabilities;

•	the impact of future changes in the demand and price of oil;

•	the expected resolution of legal claims against us;

•	payment of additional consideration for our acquisitions of ALP Maritime Services B.V. (or ALP) and Logitel Offshore Holding AS (or Logitel) and the capabilities of the ALP vessels and FAUs;

•

the expected purchase by Teekay Offshore, through ALP, of six modern on-the-water long-distance towing and offshore installation vessels and our expectation that ALP will become the world’s largest owner and operator of such vessels;

•	the ability of Teekay Offshore to grow its long-distance ocean towage and offshore installation services business;

•	expected uses of proceeds from vessel or securities transactions;

•	features and performance of next generation HiLoad dynamic positioning (or DP) units and Teekay Offshore’s ability to successfully secure a contract for the HiLoad DP unit;

•	the impact of our restructuring activities;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•

our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our former and current leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to pay dividends on our common stock.

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

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay for fiscal years 2010 through 2014, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Reports of the Independent Registered Public Accounting Firm therein with respect to fiscal years 2014, 2013, and 2012 (which are included herein) and “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of U.S. Dollars, except share, per share, and fleet data)
Income Statement Data:
Revenues	$2,113,604	$1,976,022	$1,980,771	$1,830,085	$1,993,920
Income (loss) from vessel operations(1)	234,123	108,412	(150,393)	62,746	427,159
Interest expense	(136,107)	(137,604)	(167,615)	(181,396)	(208,529)
Interest income	12,999	10,078	6,159	9,708	6,827
Realized and unrealized (loss) gain on non-designated derivative instruments	(299,598)	(342,722)	(80,352)	18,414	(231,675)
Equity (loss) income from joint ventures	(11,257)	(35,309)	79,211	136,538	128,114
Foreign exchange gain (loss)	31,983	12,654	(12,898)	(13,304)	13,431
Other (loss) income	(5,118)	12,360	366	5,646	(1,152)
Income tax recovery (expense)	6,340	(4,290)	14,406	(2,872)	(10,173)
Net (loss) income	(166,635)	(376,421)	(311,116)	35,480	124,002

Less: Net (income) loss attributable to non-controlling interests	(100,652)	17,805	150,936	(150,218)	(178,759)

Net loss attributable to shareholders of Teekay Corporation	(267,287)	(358,616)	(160,180)	(114,738)	(54,757)

Per Common Share Data:
Basic loss attributable to shareholders of Teekay Corporation	(3.67)	(5.11)	(2.31)	(1.63)	(0.76)
Diluted loss attributable to shareholders of Teekay Corporation	(3.67)	(5.11)	(2.31)	(1.63)	(0.76)
Cash dividends declared	1.2650	1.2650	1.2650	1.2650	1.2650

Balance Sheet Data (at end of year):
Cash and cash equivalents	$779,748	$692,127	$639,491	$614,660	$806,904
Restricted cash	576,271	500,154	533,819	502,732	119,351
Vessels and equipment	6,771,375	7,890,761	7,321,058	7,351,144	8,106,247
Net investments in direct financing leases	487,516	459,908	436,601	727,262	704,953
Total assets	9,912,348	11,137,677	11,002,025	11,555,701	11,864,212
Total debt (including capital lease obligations)	5,170,198	6,091,420	6,197,288	6,707,799	6,800,048
Capital stock and additional paid-in capital	672,684	660,917	681,933	713,760	770,759
Non-controlling interest	1,353,561	1,863,798	1,876,085	2,071,262	2,290,305
Total equity	3,332,008	3,303,794	3,191,474	3,203,050	3,388,633
Number of outstanding shares of common stock	72,012,843	68,732,341	69,704,188	70,729,399	72,500,502

Other Financial Data:
Net revenues (2)	$1,868,507	$1,799,408	$1,842,488	$1,717,867	$1,866,073
EBITDA (3)	390,838	184,003	291,832	641,126	758,781
Adjusted EBITDA (3)	729,695	686,795	830,676	817,382	1,037,284
Total debt to total capitalization(4)	60.8%	64.9%	66.0%	67.7%	66.7%
Net debt to total net capitalization (5)	53.4%	59.8%	61.2%	63.6%	63.4%
Capital expenditures:
Vessel and equipment purchases (6)	$343,091	$755,045	$523,597	$753,755	$994,931

(1) Income (loss) from vessel operations include, among other things, the following:

	Years Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Asset impairments, loan loss provisions and net (loss) gain on sale of vessels and equipment	($49,150)	($151,059)	($441,057)	($166,358)	$11,271
Unrealized losses on derivative instruments	(4,875)	(791)	(660)	(130)	—
Restructuring charges	(16,396)	(5,490)	(7,565)	(6,921)	(9,826)
Goodwill impairment charge	—	(36,652)	—	—	—
Bargain purchase gain	—	68,535	—	—	—

	$(70,421)	$(125,457)	$(449,282)	$(173,409)	$1,445

(2)

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

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of U.S. Dollars)
Revenues	$2,113,604	$1,976,022	$1,980,771	$1,830,085	$1,993,920
Voyage expenses	($245,097)	($176,614)	($138,283)	($112,218)	($127,847)

Net revenues	$1,868,507	$1,799,408	$1,842,488	$1,717,867	$1,866,073

(3)

EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, unrealized foreign exchange (gain) loss, asset impairments, loan loss provisions, net loss (gain) on sale of vessels and equipment, goodwill impairment charge, bargain purchase gain, amortization of in-process revenue contracts, unrealized losses (gains) on derivative instruments, realized losses on interest rate swaps, realized losses on interest rate swap amendments and terminations, and share of the above items in non-consolidated joint ventures. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

•

Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as a financial and operating measures benefits security holders in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our equity, or debt securities, as applicable.

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

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net (loss) income, and our historical consolidated Adjusted EBITDA to net operating cash flow.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of U.S. Dollars)
Income Statement Data:
Reconciliation of EBITDA and Adjusted EBITDA to Net (Loss) Income
Net (loss) income	$(166,635)	$(376,421)	$(311,116)	$35,480	$124,002
Income tax (recovery) expense	(6,340)	4,290	(14,406)	2,872	10,173
Depreciation and amortization	440,705	428,608	455,898	431,086	422,904
Interest expense, net of interest income	123,108	127,526	161,456	171,688	201,702

EBITDA	390,838	184,003	291,832	641,126	758,781

Restructuring charges	16,396	5,490	7,565	6,921	9,826
Foreign exchange (gain) loss	(31,983)	(12,654)	12,898	13,304	(13,431)
Loss on notes repurchased	12,645	—	—	—	7,699
Asset impairments, loan loss provisions and net loss (gain) on sale of vessels and equipment	49,150	151,059	441,057	166,358	(11,271)
Goodwill impairment charge	—	36,652	—	—	—
Bargain purchase gain	—	(68,535)	—	—	—
Amortization of in-process revenue contracts	(48,254)	(46,436)	(72,933)	(61,700)	(40,939)
Unrealized losses (gains) on derivative instruments	140,187	70,822	(29,658)	(178,731)	100,496
Realized losses on interest rate swaps	154,098	132,931	123,277	122,439	125,424
Realized losses on interest rate swap amendments and terminations	—	149,666	—	35,985	1,319
Write-down of equity-accounted investments	—	19,411	1,767	—	—
Items related to non-consolidated joint ventures(a)	46,618	64,386	54,871	71,680	99,380

Adjusted EBITDA	729,695	686,795	830,676	817,382	1,037,284

Reconciliation of Adjusted EBITDA to net operating cash flow
Net operating cash flow	411,750	107,193	288,936	292,584	446,317
Expenditures for drydocking	57,483	55,620	35,023	72,205	74,379
Interest expense, net of interest income	123,108	127,526	161,456	171,688	201,702
Change in non-cash working capital items related to operating activities	(45,415)	84,347	115,209	(64,184)	(60,631)
Equity (loss) income, net of dividends received	(11,257)	(31,376)	65,639	121,144	94,726
Other (loss) income	(23,086)	(8,988)	(21,300)	(13,080)	44,842
Restructuring charges	16,396	5,490	7,565	6,921	9,826
Realized losses on interest rate swaps	154,098	132,931	123,277	122,439	125,424
Realized losses on interest rate swap resets and terminations	—	149,666	—	35,985	1,319
Items related to non-consolidated joint ventures(a)	46,618	64,386	54,871	71,680	99,380

Adjusted EBITDA	729,695	686,795	830,676	817,382	1,037,284

(a)

Equity income from non-consolidated joint ventures is adjusted for income tax expense (recovery), depreciation and amortization, interest expense, net of interest income, foreign exchange loss (gain), amortization of in-process revenue contracts, and unrealized and realized (gains) losses on derivative instruments.

(4)	Total capitalization represents total debt and total equity.
(5)	Net debt represents total debt less cash, cash equivalents and restricted cash. Total net capitalization represents net debt and total equity.
(6)

Excludes our acquisition of FPSO units and investment in Sevan Marine ASA (or Sevan) in 2011, our acquisition of LNG carriers through our 52% interest in the joint venture between Teekay LNG and Marubeni Corporation in 2012 (or the Teekay LNG-Marubeni Joint Venture), and us and Teekay Tankers taking ownership of three Very Large Crude Carriers (or VLCCs) and Teekay LNG’s acquisition of an LPG carrier in 2014. Please read “Item 5. Operating and Financial Review and Prospects.” The expenditures for vessels and equipment exclude non-cash investing activities. Please read “Item 18. Financial Statements: Note 17 Supplemental Cash Flow Information.”

Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common stock. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay dividends on, and the trading price of our common stock.

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

A continuation of the recent significant declines in oil prices may adversely affect our growth prospects and results of operations.

Global crude oil prices have significantly declined since mid-2014. The significant decline in oil prices has also contributed to depressed natural gas prices. A continuation of lower oil prices or a further decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

•

a reduction in exploration for or development of new offshore oil fields, or the delay or cancelation of existing offshore projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

•

a reduction in or termination of production of oil at certain fields we service, which may reduce our revenues under volume-based contracts of affreightment, production-based components of our FPSO unit contracts or life-of-field contracts;

•

negatively affecting both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil;

•

lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;

•	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;

•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or

•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and significant fluctuations in the utilization of our vessels, which may adversely affect our earnings and profitability.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenue we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. If the tanker market is depressed, our earnings may decrease, particularly with respect to the conventional tanker vessels owned by our publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), which accounted for approximately 12% and 9% of our net revenues during 2014 and 2013, respectively. These vessels are primarily employed on the spot-charter market, which is highly volatile and fluctuates based upon tanker and oil supply and demand. Declining spot rates in a given period generally will result in corresponding declines in operating results for that period. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt obligations. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

As at December 31, 2014, we had 33 vessels operating in our shuttle tanker fleet, nine FPSO units operating in our FPSO fleet (of which one is operating in a joint venture and one was not yet in service), one FPSO unit under upgrade and one FPSO unit under conversion. Certain of our shuttle tankers and our FPSO units earn revenue that depends upon the volume of oil we transport or the volume of oil produced from offshore oil fields. Oil production levels are affected by several factors, all of which are beyond our control, including:

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

FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. Unless extended, certain of our FPSO production service agreements will expire during the next seven years, commencing in 2016. Our clients may also terminate certain of our FPSO production service agreements prior to their expiration under specified circumstances. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.

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

Charter rates for conventional oil and product tankers and towage vessels may fluctuate substantially over time and may be lower when we are attempting to re-charter these vessels, which could adversely affect our operating results. Any changes in charter rates for LNG or LPG carriers, shuttle tankers or FSO or FAU or FPSO units could also adversely affect redeployment opportunities for those vessels.

Our ability to re-charter our conventional oil and product tankers following expiration of existing time-charter contracts and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the conventional tanker market. Conventional oil and product tanker trades are highly competitive and have experienced significant fluctuations in charter rates based on, among other things, oil, refined petroleum product and vessel demand. For example, an oversupply of conventional oil tankers can significantly reduce their charter rates. Our ability to charter our towage vessels will depend, among other things, the state of the towage market. Towage contracts are highly competitive and are based on the level of projects undertaken by the customer base. There also exists some volatility in charter rates for LNG and LPG carriers, shuttle tankers, FSO and FPSO units and FAUs, which could also adversely affect redeployment opportunities for those vessels.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

Vessel values for oil and product tankers, LNG and LPG carriers and FPSO and FSO units can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If operation of a vessel is not profitable, or if we cannot redeploy a chartered vessel at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings. Vessel values, particularly of tankers, have declined over the past few years, and have contributed to charges against our earnings.

Our growth depends on continued growth in demand for LNG and LPG, and LNG and LPG shipping, as well as offshore oil transportation, production, processing and storage services.

A significant portion of our growth strategy focuses on continued expansion in the LNG and LPG shipping sectors and on expansion in the FPSO, shuttle tanker, and FSO sectors.

Expansion of the LNG and LPG shipping sectors depends on continued growth in world and regional demand for LNG and LPG and marine transportation of LNG and LPG, as well as the supply of LNG and LPG. Demand for LNG and LPG and for the marine transportation of LNG and LPG could be negatively affected by a number of factors, such as increases in the costs of natural gas derived from LNG relative to the cost of natural gas generally, increases in the production of natural gas in areas linked by pipelines to consuming areas, increases in the price of LNG and LPG relative to other energy sources, the availability of new energy sources, and negative global or regional economic or political conditions. Reduced demand for LNG or LPG and LNG or LPG shipping would have a material adverse effect on future growth of our publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), and could harm its results. Growth of the LNG and LPG markets may be limited by infrastructure constraints and community and environmental group resistance to new LNG and LPG infrastructure over concerns about the environment, safety and terrorism. If the LNG or LPG supply chain is disrupted or does not continue to grow, or if a significant LNG or LPG explosion, spill or similar incident occurs, it could have a material adverse effect on growth and could harm our business, results of operations and financial condition.

Expansion of the FPSO, shuttle tanker, and FSO sectors depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

•

decreases in the actual or projected price of oil, which could lead to a reduction in or termination of production of oil at certain fields we service, delays or cancellations of projects under development or a reduction in exploration for or development of new offshore oil fields;

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

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Three customers, international oil companies, accounted for an aggregate of 33%, or $664.1 million, of our consolidated revenues during 2014 (2013 – three customers for 37%, or $677.3 million, 2012 – three customers for 38% or $760.3 million). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

Petroleo Brasileiro SA (or Petrobras), the Brazil state-controlled oil company, is our largest customer. Petrobras is alleged to have participated in a widespread corruption scandal involving improper payments to Brazilian politicians and political parties. Petrobras has also announced that it may decrease its five-year capital expenditure budget for 2015 to 2019 and that it is reducing the pace of some projects. It is uncertain at this time how these factors may affect Petrobras, its performance of existing contracts with us or the development of new projects offshore of Brazil. Any adverse effect on Petrobras’ ability to develop new offshore projects or to perform under existing contracts with us could harm us.

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

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

We may not be successful in our recent entry into the long-distance ocean towage and offshore installation market or the floating accommodation market. These markets have competitive dynamics that may differ from markets in which we already participate, and we may be unsuccessful in securing contracts for the FAUs and towage vessels which are currently unchartered, gaining acceptance in these markets from customers or competing against other companies with more experience or larger fleets or resources in these markets. We also may not be successful in employing the HiLoad DP unit on contracts sufficient to recover our investment in the unit.

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

Our newbuilding financing commitments typically have been pre-arranged. However, if we are unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2014, we had on order 18 LNG carriers, nine LPG carriers, one FSO conversion, one FPSO conversion, one FPSO upgrade, three FAUs and four long-distance towing and offshore installation vessels. The 18 LNG carriers are scheduled for delivery between 2016 and 2020. Nine LPG carriers are scheduled for delivery between 2015 and 2018. One FSO conversion is scheduled for completion in early-2017. One FPSO conversion is scheduled for completion in late 2016.

One FPSO upgrade is scheduled for completion in early-2016. One floating accommodation unit delivered in 2015 and two are scheduled to deliver in 2016. Four long-distance towing and offshore installation vessels are scheduled to deliver in 2016. As of December 31, 2014, progress payments made towards these newbuildings, excluding payments made by our joint venture partners, totaled $586.7 million.

In addition, conversion of tankers to FPSO and FSO units expose us to a numbers of risks, including lack of shipyard capacity and the difficulty of completing the conversions in a timely and cost effective manner. During conversion of a vessel, we do not earn revenue from it. In addition, conversion projects may not be successful.

We make substantial capital expenditures to expand the size of our fleet. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our financial leverage could increase or our shareholders could be diluted.

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

To fund the remaining portion of existing or future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in obtaining necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. Issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to pay quarterly dividends.

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

A significant portion of our seafarers are employed under collective bargaining agreements. We may become subject to additional labor agreements in the future. We may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff and may increase our cost of operation. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition.

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

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business, including Brazil, or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil and gas from politically and economically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities, strikes, or other political or economic instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate or to which we trade harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

The LNG carrier newbuildings for the Yamal LNG Project are customized vessels and Teekay LNG’s financial condition, results of operations and ability to make distributions to us could be substantially affected if the Yamal LNG Project is not completed.

The LNG carrier newbuildings ordered by the Yamal LNG Joint Venture will be specifically built for the Arctic requirements of the project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project) and will have limited redeployment opportunities to operate as conventional trading LNG carriers if the project is abandoned or cancelled. If the project is abandoned or cancelled for any reason, either before or after commencement of operations, the Yamal LNG Joint Venture may be unable to reach an agreement with the shipyard allowing for the termination of the shipbuilding contracts (since no such optional termination right exists under these contracts), change the vessel specifications to reflect those applicable to more conventional LNG carriers and which do not incorporate ice-breaking capabilities, or find suitable alternative employment for the newbuilding vessels on a long-term basis with other LNG projects or otherwise.

The Yamal LNG Project may be abandoned or not completed for various reasons, including, among others:

•	failure of the project to obtain debt financing;

•	failure to achieve expected operating results;

•	changes in demand for LNG;

•	adverse changes in Russian regulations or governmental policy relating to the project or the export of LNG;

•	technical challenges of completing and operating the complex project, particularly in extreme Arctic conditions;

•	labor disputes; and

•	environmental regulations or potential claims.

If the project is not completed or is abandoned, proceeds if any, received from limited Yamal LNG project sponsor guarantees and potential alternative employment, if any, of the vessels and from potential sales of components and scrapping of the vessels likely would fall substantially short of the cost of the vessels to the Yamal LNG Joint Venture. Any such shortfall could have a material adverse effect on our financial condition, results of operations and ability to make distributions to us.

Sanctions against key participants in the Yamal LNG Project could impede completion or performance of the Yamal LNG Project, which could have a material adverse effect on us.

The U.S. Treasury Department’s Office of Foreign Assets Control (or OFAC) recently placed Russia-based Novatek OAO (or Novatek), a 60% owner of the Yamal LNG Project, on the Sectoral Sanctions Identifications List. OFAC also previously imposed sanctions on an investor in Novatek, which sanctions remain in effect. The restrictions on Novatek prohibit U.S. persons from participating in debt financing transactions of greater than 90 day maturity by Novatek and, by virtue of Novatek’s 60% ownership interest, the Yamal LNG Project. To the extent the Yamal LNG Project or Novatek are dependent on financing involving participation by U.S. persons, these OFAC actions could have a material adverse effect on the ability of the Yamal LNG Project to be completed or perform as expected. Effective August 1, 2014, the European Union also imposed certain sanctions on Russia. These sanctions require a European Union license or authorization before a party can provide certain technologies or technical assistance, financing, financial assistance, or brokering with regard to these technologies. However, the technologies being currently sanctioned appear to focus on oil exploration projects, not gas projects. Furthermore, OFAC and other governments or organizations may impose additional sanctions on Novatek, the Yamal LNG Project or other project participants, which may further hinder the ability of the Yamal LNG Project to receive necessary financing.

Although we believe that we are in compliance with all applicable sanctions laws and regulations, and intend to maintain such compliance, these sanctions have recently been imposed and the scope of these laws may be subject to changing interpretation. Future sanctions may prohibit the Yamal LNG Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on our financial condition, results of operations and ability to make distributions to us.

Failure of the Yamal LNG Project to achieve expected results could lead to a default under the time-charter contracts by the charter party.

The charter party under the Yamal LNG Joint Venture’s time-charter contracts for the Yamal LNG Project is Yamal Trade Pte. Ltd., a wholly-owned subsidiary of Yamal LNG, the project’s sponsor. If the Yamal LNG Project does not achieve expected results, the risk of charter party default may increase. If the charter party defaults on the time-charter contracts, Teekay LNG may be unable to redeploy the vessels under other time-charter contracts or may be forced to scrap the vessels. Any such default could adversely affect Teekay LNG’s results of operations and ability to make distributions to us.

Neither the Yamal LNG Joint Venture nor Teekay LNG’s joint venture partner may be able to obtain financing for the six LNG carrier newbuildings for the Yamal LNG Project.

The Yamal LNG Joint Venture does not have in place financing for the six LNG carrier newbuildings that will service the Yamal LNG Project. The estimated total fully built-up cost for the vessels is approximately $2.1 billion. If the Yamal LNG Joint Venture is unable to obtain debt financing for the vessels on acceptable terms, if at all, or if Teekay LNG’s joint venture partner fails to fund its portion of the newbuilding financing, Teekay LNG may be unable to purchase the vessels and participate in the Yamal LNG Project.

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

Market values of vessels fluctuate depending upon general economic and market conditions affecting relevant markets and industries and competition from other shipping companies and other modes of transportation. In addition, as vessels become older, they generally decline in value. Declining vessel values could adversely affect our liquidity by limiting our ability to raise cash by refinancing vessels. Declining vessel values could also result in a breach of loan covenants and events of default under certain of our credit facilities that require us to maintain certain loan-to-value ratios. If we are unable to pledge additional collateral in the event of a decline in vessel values, the lenders under these facilities could accelerate our debt and foreclose on our vessels pledged as collateral for the loans. As of December 31, 2014, the total outstanding debt under credit facilities with this type of covenant tied to conventional tanker and shuttle tanker values was $457.5 million, tied to FPSO values was $780.0 million and tied to LNG carrier values was $93.6 million. We have six financing arrangements that require us to maintain vessel value to outstanding loan principal balance ratios ranging from 105% to 130%. At December 31, 2014, we were in compliance with these required ratios.

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

As of December 31, 2014, our consolidated debt and capital lease obligations totaled $6.8 billion and we had the capacity to borrow an additional $0.6 billion under our credit facilities. These credit facilities may be used by us for general corporate purposes. Our consolidated debt and capital lease obligations could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes, and our ability to refinance our credit facilities may be impaired or such financing may not be available on favorable terms;

•

we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to shareholders;

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

Teekay LNG and certain of its joint ventures are party and were party to lease arrangements whereby the lessor could claim tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect or there is a change in the applicable tax legislation or the interpretation thereof by the United Kingdom (U.K.) taxing authority, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. Under the capital lease arrangements, Teekay LNG does not have the ability to pass these increased rentals onto its charter party. However, the terms of the lease arrangements enable Teekay LNG and its joint venture partner to jointly terminate the lease arrangement on a voluntary basis at any time. In the event of an early termination of the lease arrangements, the joint venture is obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any.

Teekay LNG and its joint venture partner were the lessee under three separate 30-year capital lease arrangements (or the RasGas II Leases) with a third party for three LNG carriers (or the RasGas II LNG Carriers). On December 22, 2014, Teekay LNG and its joint venture partner voluntarily terminated the leasing of the RasGas II LNG Carriers. However, Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), of which Teekay LNG owns a 70% interest, remains obligated to the lessor under the RasGas II Leases to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures. One of those challenges resulted in a court decision from the First Tribunal on January 2012 regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict.

However, HMRC appealed the 2013 decision to the Court of Appeal and in August 2014, HMRC was successful in having the judgment of the First Tribunal (in favor of the taxpayer) set aside. The matter will now be reconsidered by the First Tribunal, taking into account the appellate court’s comments on the earlier judgment. If the lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, which we do not consider to be a probable outcome, Teekay LNG’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

In addition, Teekay LNG’s subsidiaries of another joint venture formed to service the Tangguh LNG project in Indonesia have lease arrangements with a third party for two LNG carriers. The terms of the lease arrangements provide similar tax and change of law risk assumption by this joint venture as Teekay LNG had with the three RasGas II LNG Carriers.

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

We depend on certain joint venture partners to assist us in operating our businesses and competing in our markets.

Our ability to compete for offshore oil marine transportation, processing, floating accommodation, towage and storage projects and to enter into new charters or contracts of affreightment and expand our customer relationships depends largely on our ability to leverage our relationship with our joint venture partners and their reputation and relationships in the shipping industry. If our joint venture partners suffer material damage to its reputation or relationships, it may harm the ability of us or our subsidiaries to:

•	renew existing charters and contracts of affreightment upon their expiration;

•	obtain new charters and contracts of affreightment;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our or our subsidiaries’ ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income” or (b) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Item 10-Additional Information – Material U.S. Federal Income Tax Considerations”) held our common stock, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. Holders, please read “Item 10. Additional Information–Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.”

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

A. Overview, History and Development

Overview

We are a leading provider of international crude oil and gas marine transportation services and we also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) and through our 100% ownership interest in Teekay Petrojarl AS, and the continuation of our conventional tanker business through our publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). We are responsible for managing and operating consolidated assets of approximately $12 billion, comprised of approximately 200 liquefied gas, offshore, and conventional tanker assets (excluding vessels managed for third parties). With offices in 15 countries and approximately 6,900 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company. Our organizational structure can be divided into (a) our controlling interests in our publicly-listed subsidiaries, Teekay Offshore, Teekay LNG and Teekay Tankers (or the Daughter Companies), and (b) Teekay and its remaining subsidiaries, which is referred to herein as Teekay Parent.

Teekay Offshore includes our shuttle tanker operations, floating storage and off-take (or FSO) units, one HiLoad DP unit, a majority of our floating production, storage and offloading (or FPSO) units, and offshore support which includes floating accommodation units (or FAUs), all of which primarily operate under long-term fixed-rate contracts, and long-distance towing and offshore installation vessels. As of December 31, 2014, our shuttle tanker fleet had a total cargo capacity of approximately 4.1 million deadweight tonnes (or dwt), which represented approximately 42% of the total tonnage of the world shuttle tanker fleet. Please read “—B. Operations—Our Fleet.”

Teekay LNG includes all of our LNG and LPG carriers. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time. LPG carriers are mainly chartered to carry LPG on time-charters, on contracts of affreightment or spot voyage charters. As of December 31, 2014, Teekay LNG’s fleet, including newbuildings on order, had a total cargo carrying capacity of approximately 8.6 million cubic meters. Please read “—B. Operations—Our Fleet.”

Teekay Tankers, including Teekay Tanker’s minority investment in Tanker Investments Ltd. (or TIL), includes a substantial majority of our conventional crude oil tankers and product carriers. Our conventional crude oil tankers and product tankers primarily operate in the spot-tanker market or are subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Certain of our conventional crude oil tankers and product tankers are on fixed-rate time-charter contracts with an initial duration of at least one year. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in Teekay Tankers. Please read “—B. Operations—Our Fleet.”

Teekay Parent currently owns one conventional tanker and four FPSO units. Our long-term vision is for Teekay Parent not to have a direct ownership in any vessels.

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

Recent Business Acquisitions

Acquisition of Logitel

In August 2014, Teekay Offshore acquired Logitel Offshore Holdings Ltd. (or Logitel), a Norway-based company focused on the high-end floating accommodation market. Logitel is currently constructing three newbuilding floating accommodation units (or FAUs), based on the Sevan Marine ASA (or Sevan) cylindrical hull design, at the COSCO (Nantong) Shipyard (or COSCO) in China for an estimated fully built-up cost of approximately $588 million, including $30.0 million from our assumption of Logitel’s obligations under a bond agreement from Sevan. Teekay Offshore also received options to order up to an additional five FAUs. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petrobras in Brazil for the first FAU, which delivered in February 2015. The FAU is expected to commence its charter with Petrobras during the second quarter of 2015. Teekay Offshore expects to secure charter contracts for the remaining two newbuilding FAUs prior to their respective scheduled deliveries in the first and fourth quarters of 2016. Teekay Offshore has the option to defer the delivery of the remaining two newbuilding FAUs by up to one year. Teekay Offshore intends to finance the initial newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries.

Yamal LNG Joint Venture

In July 2014, Teekay LNG, through a new 50/50 joint venture (or the Yamal LNG Joint Venture) with China LNG Shipping (Holdings) Limited (or China LNG), finalized shipbuilding contracts for six internationally-flagged icebreaker LNG carriers for the Yamal LNG Project. The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (60%), France-based Total S.A. (20%) and China-based China National Petroleum Corporation (or CNPC) (20%) and will consist of three LNG trains with a total expected capacity of 16.5 million metric tons of LNG per annum and is currently scheduled to start-up in early-2018. The Yamal LNG Joint Venture will build six 172,000-cubic meter ARC7 LNG carrier newbuildings to be constructed by DSME for a total fully built-up cost of approximately $2.1 billion. The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse directions, are scheduled to deliver at various times between the first quarter of 2018 and first quarter of 2020. Upon their deliveries, the six LNG carriers will each operate under fixed-rate time-charter contracts with Yamal Trade Pte. Ltd. until December 31, 2045, plus extension options. The six LNG carriers being constructed for the Yamal LNG Project will transport LNG from Northern Russia to Europe and Asia. Teekay LNG accounts for its investment in the Yamal LNG Joint Venture using the equity method.

BG Joint Venture

In June 2014, Teekay LNG acquired from BG International Limited (or BG) its ownership interest in four 174,000-cubic meter Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for an estimated total fully built-up cost to the joint venture of approximately $1.0 billion. The vessels upon delivery, which are scheduled to deliver between September 2017 and January 2019, will each operate under 20-year fixed-rate time-charter contracts, plus extension options, with Methane Services Limited, a wholly-owned subsidiary of BG. As compensation for BG’s ownership interest in these four LNG carrier newbuildings, Teekay LNG assumed BG’s portion of the shipbuilding installments and its obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery date pursuant to a ship construction support agreement. We on behalf of Teekay LNG, will provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates. Teekay LNG estimates that it will incur approximately $38.7 million of costs to provide these services, of which BG has agreed to pay a fixed amount of $20.3 million. Through this transaction, Teekay LNG has a 30% ownership interest in two LNG carrier newbuildings, with the balance of the ownership held by China LNG and CETS Investment Management (HK) Co. Ltd. (or CETS) (an affiliate of China National Offshore Oil Corporation), and a 20% ownership interest in the remaining two LNG carrier newbuildings, with the balance of the ownership held by China LNG, CETS and BW LNG Investments Pte. Ltd. (collectively, the BG Joint Venture). Teekay LNG accounts for its investment in the BG Joint Venture using the equity method. Teekay LNG expects to finance its pro rata equity interest in future shipyard installment payments using a portion of its available liquidity, with the balance of the total cost of the vessels financed with equity contributions by the other partners and a $787.0 million long-term debt facility secured by the BG Joint Venture.

ALP Acquisition and Newbuilding Order

In March 2014, Teekay Offshore acquired ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-distance ocean towage and offshore installation services to the global offshore oil and gas industry. As part of the transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long-distance towing and offshore installation vessel newbuildings, which will be equipped with dynamic positioning (or DP) capability, for a fully built-up cost of approximately $258 million. Teekay Offshore intends to continue financing the newbuilding installments through its existing liquidity and expects to secure long-term debt financing for these vessels prior to their scheduled deliveries in 2016. In October 2014, Teekay Offshore through ALP, agreed to acquire six modern on-the-water long-distance towing and offshore installation vessels for approximately $220 million. The vessels were built between 2006 and 2010 and are all equipped with DP capabilities. Teekay Offshore took delivery of four vessels in early-2015 and expects to take delivery of the remaining two vessels during the second quarter of 2015. Including these vessels, along with ALP’s four state-of-the-art long-distance towing and offshore installation vessel newbuildings scheduled to deliver in 2016, ALP will become the world’s largest owner and operator of DP towing vessels. All ten vessels will be capable of long-distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units. The acquisition of ALP, the related newbuilding orders and on the water assets represents Teekay Offshore’s entrance into the long-distance ocean towage and offshore installation services business. Teekay Offshore believes that the combination of its infrastructure and access to capital with ALP’s experienced management team in this market will enable Teekay Offshore to further grow this niche business, which is a natural complement to its existing offshore business.

Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Results of Operations” for more information.

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

During August 2014, Teekay Tankers purchased from Teekay a 50% interest in Teekay Tanker Operations Ltd. (TTOL), which owns conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, for an aggregate price of approximately $23.5 million, including net working capital. As consideration for this acquisition, Teekay Tankers issued to Teekay 4.2 million Class B common shares. The 4.2 million Class B common shares had an approximate value of $15.6 million, or $3.70 per share, when the purchase price was agreed to between the parties and a value of $17.0 million, or $4.03 per share, on the acquisition closing date. The purchase price, for accounting purposes, is based upon the value of the Class B common shares on the acquisition closing date.

During December 2014, Teekay Tankers issued 20.0 million shares of Class A common stock in a public offering and 4.2 million common shares of Class A common stock in a concurrent private placement with Teekay, in each case at a price of $4.80 per share for proceeds of $116.0 million (net proceeds of $111.2 million). In connection with this offering, Teekay Tankers granted its underwriters a 30-day option to purchase up to an additional 3 million shares of Class A common stock. The underwriters exercised this option in late-December 2014 and on January 2, 2015, Teekay Tankers issued a further 3 million shares of Class A common stock for gross proceeds of $14.4 million (net proceeds of $13.7 million). The proceeds from the issuance were used to acquire modern second hand tankers and for general corporate purposes.

Our ownership of Teekay Tankers was 25.5% as of March 1, 2015. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and continue to consolidate this subsidiary. Please read “Item 18. Financial Statements: Note 5—Financing Transactions.”

Equity Offerings, Unit Issuances and Transactions by Teekay Offshore

During July 2012, Teekay Offshore issued approximately 1.7 million common units to a group of institutional investors for gross proceeds, including Teekay Offshore’s general partner’s 2% proportionate capital contribution, of $45.9 million. Teekay Offshore used the net proceeds from the issuance of common units to partially finance the shipyard instalments for four Suezmax newbuilding shuttle tankers.

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

During May 2013, Teekay Offshore implemented a continuous offering program (or COP), under which Teekay Offshore may issue new common units from time to time at market prices up to a maximum aggregate amount of $100 million. Through December 31, 2013, Teekay Offshore sold an aggregate of 85,508 common units under the COP, generating net proceeds of approximately $2.4 million (including Teekay Offshore’s general partner’s 2% proportionate capital contribution and net of approximately $0.4 million of offering costs). The net proceeds from the issuance of these common units were used for general partnership purposes.

During December 2013, Teekay Offshore issued approximately 1.75 million common units in a private placement to an institutional investor for net proceeds of $54.4 million (including Teekay Offshore’s general partner’s proportionate capital contribution). Teekay Offshore used the net proceeds from the issuance of these common units for general partnership purposes.

During May 2014, Teekay Offshore issued $300 million in new senior unsecured non-rated bonds in the United States which mature in January 2019. The bonds are listed on the New York Stock Exchange and bear interest at a fixed rate of 6.0%. Teekay Offshore used the net proceeds of $293.5 million from the bond offering for general partnership purposes.

During November 2014, Teekay Offshore issued 6.7 million common units to a group of institutional investors, generating net proceeds of $178.5 million (including Teekay Offshore’s general partner’s 2% proportionate capital contribution). The net proceeds from the issuance of these common units were used for general partnership purposes, which include funding vessel conversion projects and financing newbuilding FAUs and towage vessels.

During 2014, Teekay Offshore sold an aggregate of 0.2 million common units under the COP, generating net proceeds of approximately $7.6 million (including Teekay Offshore’s general partner’s 2% proportionate capital contribution and net of offering costs). The net proceeds from the issuance of these common units were used for general partnership purposes.

Our ownership of Teekay Offshore was 27.3% (including our 2% general partner interest) as of March 1, 2015. We maintain control of Teekay Offshore by virtue of our control of the general partner and will continue to consolidate this subsidiary. Please read “Item 18. Financial Statements: Note 5—Financing Transactions.”

Equity Offerings, Unit Issuances and Transactions by Teekay LNG

During February 2012, Teekay LNG and Marubeni Corporation (or Marubeni) acquired, through their joint venture (or the Teekay LNG-Marubeni Joint Venture), a 100% interest in six LNG carriers from Maersk for an aggregate purchase price of approximately $1.3 billion. Teekay LNG and Marubeni have 52% and 48% economic interests, respectively, but share control in the joint venture. The Teekay LNG-Marubeni Joint Venture financed this acquisition with secured loan facilities and equity contributions from Teekay LNG and Marubeni. Teekay LNG’s share of the equity contribution was approximately $138 million.

During September 2012, Teekay LNG completed a public offering of 4.8 million common units at a price of $38.43 per unit for gross proceeds (including Teekay LNG’s general partner’s 2% proportionate capital contribution) of approximately $189.2 million. Teekay LNG used the net proceeds from the offering to repay a portion of its outstanding debt under two of its revolving credit facilities.

During May 2013, Teekay LNG implemented a COP under which Teekay LNG may issue new common units from time to time at market prices up to a maximum aggregate amount of $100 million. Through December 31, 2013, Teekay LNG sold an aggregate of 124,071 common units under the COP, generating proceeds of approximately $4.9 million (including Teekay LNG’s general partner’s 2% proportionate capital contribution of $0.1 million and net of approximately $0.1 million of commissions and $0.4 million of other offering costs). Teekay LNG used the net proceeds from the issuance of these common units for general partnership purposes.

During July 2013, Teekay LNG issued approximately 0.9 million common units in a private placement to an institutional investor for net proceeds (including Teekay LNG’s general partner’s 2% proportionate capital contribution) of $40.8 million. Teekay LNG used the proceeds from the private placement to fund the first installment payments on two newbuilding LNG carriers ordered in July 2013 and for general partnership purposes.

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

During July 2014, Teekay LNG completed a public offering of 3.1 million common units (including 0.3 million common units issued upon exercise of the underwriters’ over-allotment option) at a price of $44.65 per unit, for gross proceeds of approximately $140.8 million (including Teekay LNG’s general partner’s 2% proportionate capital contribution). Teekay LNG used the net proceeds from the offering of approximately $140.5 million to prepay a portion of its outstanding debt under two of its revolving credit facilities, to fund its portion of the first installment payment of $95.3 million for six newbuilding LNG carriers ordered by its 50/50 joint venture with China LNG for the Yamal LNG Project and to fund a portion of its M-type, Electronically Controlled, Gas Injection (or MEGI) newbuildings’ shipyard installments.

During 2014, Teekay LNG sold an aggregate of approximately 1.2 million common units under its COP for net proceeds of $48.4 million (including Teekay LNG’s general partner’s 2% proportionate capital contribution and net of offering costs). Teekay LNG received a portion of these proceeds ($6.8 million for 0.2 million common units) in January 2015.

Our ownership of Teekay LNG was 33.5% (including our 2% general partner interest) as of March 1, 2015. We maintain control of Teekay LNG by virtue of our control of the general partner and will continue to consolidate this subsidiary. Please read “Item 18. Financial Statements: Note 5— Financing Transactions.”

Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Recent Developments and Results of Operations” for more information on recent transactions.

B. Operations

We have four primary lines of business, which consist of offshore logistics (shuttle tankers, FSO units, FAUs, long-distance towing and offshore installation vessels and the HiLoad unit), offshore production (FPSO units), liquefied gas carriers and conventional tankers. The allocation of capital and assessment of performance of our assets is done first from the perspective of these lines of business which are operated by our internal business units. We manage these businesses for the benefit of all stakeholders. Consequently, our financial statement segments are based upon these four primary lines of business, which is consistent with our internal organizational structure. However, we also allocate capital and assess performance from the separate perspectives of Teekay LNG, Teekay Offshore and Teekay Tankers (collectively, the Daughter Companies) and Teekay Parent, which includes Teekay and its remaining subsidiaries. A substantial majority of the information provided herein has been broken down primarily from the perspective of the Daughter Companies and Teekay Parent, and secondly from the four lines of business. While our internal organizational structure is not fully based on the Daughter Companies and Teekay Parent, we believe this is the best way for Teekay’s shareholders and bondholders to understand our operations, particularly given that a substantial majority of our assets are owned by the Daughter Companies.

Teekay Offshore – Offshore Logistics

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

Teekay Offshore’s shuttle tankers are primarily subject to long-term, fixed-rate time-charter contracts or bareboat charter contracts for a specific offshore oil field, where a vessel is hired for a fixed period of time, or under contracts of affreightment for various fields, where Teekay Offshore commits to be available to transport the quantity of cargo requested by the customer from time to time over a specified trade route within a given period of time. The number of voyages performed under these contracts of affreightment normally depends upon the oil production of each field. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel and the reputation of the vessel’s manager. Technical sophistication of the vessel is especially important in harsh operating environments such as the North Sea. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers can be converted into shuttle tankers by adding specialized equipment to meet customer requirements. Shuttle tanker demand may also be affected by the possible substitution of sub-sea pipelines to transport oil from offshore production platforms.

As of December 31, 2014, there were approximately 105 vessels in the world shuttle tanker fleet (including 19 newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Africa, Brazil, Canada, Russia and the United States Gulf of Mexico. As of December 31, 2014, Teekay Offshore had ownership interests in 31 shuttle tankers and chartered-in an additional two shuttle tankers. Other shuttle tanker owners include Knutsen NYK Offshore Tankers AS, Transpetro, Sovcomflot, Viken Shipping, AET and Tsakos Energy Navigation, which, as of December 31, 2014, controlled smaller fleets of 3 to 30 shuttle tankers each. We believe that we have certain competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea and Brazil.

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

Teekay Offshore’s FSO units are generally placed on long-term, fixed-rate time-charters or bareboat charters as an integrated part of the field development plan, which provides more stable cash flow to Teekay Offshore. Under a bareboat charter, the customer pays a fixed daily rate for a fixed period of time for the full use of the vessel and is responsible for all crewing, management and navigation of the vessel and related expenses.

As of December 31, 2014, there were approximately 94 FSO units operating and eight FSO units on order in the world fleet. As at December 31, 2014, Teekay Offshore had ownership interests in six FSO units. The major markets for FSO units are South East Asia, West Africa, Northern Europe, the Mediterranean and South West Asia/the Middle East. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

Towage Vessels

Long-distance towing and offshore installation vessels are used for the towing, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. We operate with high-end vessels which can be defined as long-distance towing and offshore installation vessels with a bollard pull of greater than 180 tonnes and a fuel capacity of more than 2,000 metric tonnes. Our focus is on intercontinental towages requiring trans-ocean movements.

Teekay Offshore is the sole provider of long-distance towing and offshore installation vessels with DP2 capability. We expect that Teekay Offshore’s towage vessels will operate on time-charter or voyage-charter towage contracts when they deliver. We expect that such voyage-charter contracts will offer more stable charter rates than sport-market rates, as project budgets are prepared and maintained well in advance of the contract commencement.

As of December 31, 2014, there were approximately 33 long-distance towage vessels operating and four long-distance towage vessels on order in the world fleet, in which Teekay Offshore has 100% ownership interests in ten vessels (including four newbuildings scheduled to deliver throughout 2016, four vessels which delivered in the first and early in the second quarter of 2015 and two vessels expected to deliver during the rest of the second quarter of 2015). The average life expectancy of towage vessels is 25 to 30 years.

FAUs

Floating accommodation units are used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. Teekay Offshore’s FAUs are available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and include DP3 keeping systems that are capable of operating in deep water and harsh weather.

One of Teekay Offshore’s FAUs is subject to a mid-term, fixed-rate time-charter contract.

As of December 31, 2014, there were approximately 30 DP FAUs operating and 18 units on order in the world fleet, and we had three units (consisting of one unit which delivered in February 2015 and two newbuilding units scheduled for delivery in 2016), in which Teekay Offshore has 100% ownership interests.

Teekay Offshore – Offshore Production

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

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. Other major independent FPSO contractors are SBM Offshore N.V., BW Offshore, MODEC, Bluewater and Bumi Armada. As of December 2014, there were approximately 167 FPSO units operating and 35 FPSO units on order in the world fleet. At December 31, 2014, Teekay Offshore had ownership interests in seven FPSO units (including one unit under conversion and one unit undergoing an upgrade).

Teekay LNG

The vessels in Teekay LNG primarily compete in the LNG and LPG markets. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time and with charter rates payable to the owner on a monthly basis. LNG shipping historically has been transacted with these long-term, fixed-rate time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages (typically consisting of a single voyage), short-term time-charters and medium-term time-charters have grown in the past few years.

In the LNG markets, Teekay LNG competes principally with other private and state-controlled energy and utilities companies, which generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as major energy companies have continued to divest non-core businesses. Other major operators of LNG carriers include Qatar Gas Transport (Nakilat), Maran Gas Maritime, GasLog, Mitsui O.S.K. Lines, Malaysian International Shipping Company, NYK Line, and Golar LNG.

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

Most new LNG carriers, including all of our vessels, are built with a membrane containment system. These systems consist of insulation between thin primary and secondary barriers and are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 35 to 40 years. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG and LPG carriers after they reach a certain age. As at December 31, 2014, there were approximately 415 vessels in the worldwide LNG fleet, with an average age of approximately 10 years, and an additional 160 LNG carriers under construction or on order for delivery through 2019. As of December 31, 2014, the worldwide LPG tanker fleet consisted of approximately 1,277 vessels with an average age of approximately 16 years and approximately 232 additional LPG vessels were on order for delivery through 2018. LPG carriers range in size from approximately 250 to approximately 85,000 cubic meters (or cbm). Approximately 50% (in terms of vessel numbers) of the worldwide fleet is less than 5,000 cbm.

Teekay LNG includes substantially all of our LNG and LPG carriers. As at December 31, 2014, Teekay LNG had ownership interests in 29 LNG carriers, as well as 18 additional newbuilding LNG carriers on order. In addition, as at December 31, 2014, Teekay LNG had full ownership of seven LPG carriers and part ownership, through its joint venture agreement with Exmar, in another 11 LPG carriers, nine newbuilding LPG carriers on order, and three chartered-in LPG carriers.

Teekay Tankers

Teekay Tankers includes a substantial majority of our conventional crude oil tankers and product carriers. Our conventional crude oil tankers and product tankers primarily operate in the spot-tanker market or are subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Certain of our conventional crude oil tankers and product tankers are on fixed-rate time-charter contracts with an initial duration of at least one year. Teekay Tankers and we also have minority interests in Tanker Investments Ltd. (or TIL), which owns conventional and product tankers.

The vessels in Teekay Tankers compete primarily in the Aframax and Suezmax tanker markets. In these markets, international seaborne oil and other petroleum products transportation services are provided by two main types of operators: captive fleets of major oil companies (both private and state-owned) and independent ship-owner fleets.

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

Teekay Tankers competes principally with other owners in the spot-charter market through the global tanker charter market. This market is comprised of tanker broker companies that represent both charterers and ship-owners in chartering transactions. Within this market, some transactions, referred to as “market cargoes,” are offered by charterers through two or more brokers simultaneously and shown to the widest possible range of owners; other transactions, referred to as “private cargoes,” are given by the charterer to only one broker and shown selectively to a limited number of owners whose tankers are most likely to be acceptable to the charterer and are in position to undertake the voyage.

Most of Teekay Tankers’ conventional tankers operate pursuant to pooling or revenue sharing commercial management arrangements. Under such arrangements, different vessel owners pool their vessels, which are managed by a pool manager, to improve utilization and reduce expenses. In general, revenues generated by the vessels operating in a pool or revenue sharing commercial management arrangement, less related voyage expenses (such as fuel and port charges) and administrative expenses, are pooled and allocated to the vessel owners according to a pre-determined formula. As of December 31, 2014, Teekay Tankers participated in three main pooling or revenue sharing commercial management arrangements. These include an Aframax tanker revenue sharing commercial management arrangement (or the Aframax RSA), an LR2 tanker pool (or the Taurus Pool), and a Suezmax tanker pool (or the Gemini Pool). As of December 31, 2014, 11 of Teekay Tankers’ Aframax tankers operated in the Aframax RSA, seven of Teekay Tankers’ LR2 tankers operated in the Taurus Pool, and 10 of Teekay Tankers’ Suezmax tankers operated in the Gemini Pool. Each of these pools or revenue sharing commercial management arrangements is either solely or jointly managed by us.

Teekay Tankers’ competition in the Aframax (80,000 to 119,999 dwt) market is also affected by the availability of other size vessels that compete in that market. Suezmax (120,000 to 199,999 dwt) vessels and Panamax (55,000 to 79,999 dwt) vessels can compete for many of the same charters for which our Aframax tankers compete. Similarly, Aframax tankers and Very Large Crude Carriers (200,000 to 319,999 dwt) (or VLCCs) can compete for many of the same charters for which our Suezmax vessels compete. Because VLCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades or of Suezmax vessels into Aframax trades would heighten the already intense competition.

We believe that we have competitive advantages in the Aframax and Suezmax tanker market as a result of the quality, type and dimensions of our vessels and our market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2014, our Aframax tanker fleet (excluding Aframax-size shuttle tankers and newbuildings) had an average age of approximately 8.5 years and our Suezmax tanker fleet (excluding Suezmax-size shuttle tankers and newbuildings) had an average age of approximately 8.2 years. This compares to an average age for the world oil tanker fleet of approximately 9.4 years, for the world Aframax tanker fleet of approximately 9.2 years and for the world Suezmax tanker fleet of approximately 8.7 years.

As of December 31, 2014, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 48 Aframax vessels), Sovcomflot (approximately 42 vessels), the Navig8 Pool (approximately 26 vessels), and the Sigma Pool (approximately 26 vessels). Other large operators of Suezmax tonnage (including newbuildings on order) as of December 31, 2014 included the Stena Sonangol Pool (approximately 22 vessels), Nordic American Tankers (approximately 24 vessels), the Blue Fin Pool (approximately 19 vessels), Euronav (approximately 23 vessels), Scorpio (approximately 23 vessels), and Sovcomflot (approximately 16 vessels).

We have chartering staff located in Singapore; London, England; and Houston, USA. Each office serves our clients headquartered in that office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. We believe that monitoring such information is critical to making informed bids on competitive brokered business.

Teekay Parent

Teekay Parent continues to own four FPSO units and one conventional tanker and also in-charters a number of vessels. However, our long-term vision is for Teekay Parent to be primarily a general partner whose role is that of portfolio manager and project developer. Our primary financial objective for Teekay Parent is to increase its free cash flow per share. To support this objective, we intend to de-lever the balance sheet of Teekay Parent by completing the sales of the remaining FPSOs to Teekay Offshore or third parties over the next several years and to seek to grow the distributions of Teekay Offshore and Teekay LNG. Consequently, we expect the Daughter Companies will ultimately hold all of the direct ownership interests in our operating assets and that each of these entities will directly pursue their own merger and acquisition and organic growth opportunities.

Our Consolidated Fleet

As at December 31, 2014, our consolidated fleet (excluding vessels managed for third parties) consisted of 196 vessels, including chartered-in vessels and newbuildings/conversions on order. The following table summarizes our fleet as at December 31, 2014:

	Owned Vessels		Chartered-in Vessels	Newbuildings / Conversions		Total
Teekay Offshore
Shuttle Tankers	31	(1)	2	—		33
HiLoad Dynamic Positioning Unit	1		—	—		1
FSO Units	6		—	—		6
FPSO Units	5	(2)	—	2	(3)	7
Floating Accomodation Units	—		—	3		3
Towage Vessels	6	(4)	—	4		10
Conventional Tankers
Aframax Tankers	4		—	—		4

	53		2	9		64

Teekay LNG
Gas
LNG	29	(5)	—	18	(6)	47
LPG/Multigas	18	(7)	3	9	(8)	30
Suezmax Tankers	7		—	—		7
Product Tanker	1		—	—		1

	55		3	27		85

Teekay Tankers
Conventional Tankers
Aframax Tankers	11		8	—		19
Suezmax Tankers	10		—	—		10
VLCC	1	(9)	—	—		1
Product Tankers	6		4	—		10

	28		12	—		40

Teekay Parent (10)
FPSO	4		—			4
Conventional Tankers
Aframax Tankers	—		2	—		2
VLCC	1		—	—		1

	5		2	—		7

Total	141		19	36		196

(1)	Includes six shuttle tankers 50% owned and two shuttle tankers 67% owned by Teekay Offshore.
(2)	Includes one FPSO unit 50% owned by Teekay Offshore.
(3)	Includes one FPSO unit newbuilding 50% owned by Teekay Offshore.
(4)	Includes three vessels which delivered in early-2015 and three vessels expected to deliver during the second quarter of 2015.
(5)	Includes a 52% interest in six LNG carriers, a 50% interest in two LNG carriers, a 40% interest in four LNG carriers, and a 33% interest in four LNG carriers owned by Teekay LNG.
(6)	Includes a 50% interest in six LNG newbuildings, a 30% interest in two LNG newbuildings, and a 20% interest in two LNG newbuildings.
(7)	Includes 11 LPG carriers 50% owned by Teekay LNG.
(8)	Includes nine LPG newbuildings 50% owned by Teekay LNG.
(9)	Includes one VLCC 50% owned by Teekay Tankers.
(10)	Excludes two LNG carriers chartered from Teekay LNG, and two shuttle tankers, three FSO units, and four Aframax tankers chartered from Teekay Offshore.

Our vessels are of Antigua & Barbuda, Bahamian, Belgian, Cyprus, Danish, Hong Kong, Indian, Isle of Man, Italian, Liberian, Marshall Islands, Norwegian, Panama, Singapore, and Spanish registry.

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

As of December 31, 2014, we had eight LNG carriers, three FAUs and four long-distance towing and offshore installation vessels on order, one FSO conversion and one FPSO undergoing an upgrade. In addition, we had a 50% interest in one FPSO under conversion, a 50% interest in six LNG newbuilding orders, a 30% interest in two LNG newbuilding orders, a 20% interest in two LNG newbuilding orders, and a 50% interest in nine LPG newbuilding orders. Please read “Item 5. Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Item 18. Financial Statements: Notes 16(a) and 16(c)—Commitments and Contingencies—Vessels Under Construction and Joint Ventures.”

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

Operations Outside of the United States

Because our operations are primarily conducted outside of the United States, we are affected by currency fluctuations, to the extent we do not contract in U.S. dollars, and by changing economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Past political conflicts in those regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in certain regions have also been subject to acts of piracy. In addition to tankers, targets of terrorist attacks could include oil pipelines, LNG facilities and offshore oil fields. The escalation of existing, or the outbreak of future, hostilities or other political instability in regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect our operations and performance.

In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin or elsewhere as a result of terrorist attacks or otherwise may limit trading activities with those countries, which could also adversely affect our operations and performance.

Customers

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil and LNG consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. Three customers, international oil companies, accounted for a total of 33%, or $664.1 million, of our consolidated revenues during 2014 (2013 - three customers for 37% or $677.3 million, 2012 - two customers for 30% or $588.4 million). No other customer accounted for more than 10% of our consolidated revenues during 2014, 2013 or 2012. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

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

Overall, we believe that our well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Regulations

General

Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

International Maritime Organization (or IMO)

The IMO is the United Nations’ agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction in accordance with the requirements set out in these regulations, or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double hulled.

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

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, the International Convention on Load Lines of 1966, and, specifically with respect to LNG and LPG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the IGC Code). The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning (DP) systems, which would apply to shuttle tankers and DP-assisted FSO units and FPSO units. SOLAS provides rules for the construction of and the equipment required for commercial vessels and includes regulations for their safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG and LPG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and LPG carriers is currently IGC Code certified, and each of the shipbuilding contracts for our LNG newbuildings, and for the LPG newbuildings requires ICG Code compliance prior to delivery. A revised and updated IGC Code, to take account of advances in science and technology, was adopted by the IMO’s Maritime Safety Committee (or MSC) on May 22, 2014. It is to enter into force on January 1, 2016 with an implementation/application date of July 1, 2016.

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (MARPOL)(or Annex VI) sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

In addition, the IMO has proposed (by the adoption in 2004 of the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the Ballast Water Convention)) that all tankers of the size we operate that were built starting in 2012 contain ballast water treatment systems to comply with the ballast water performance standard specified in the Ballast Water Convention, and that all other similarly sized tankers install water ballast treatment systems in order to comply with the ballast water performance standard from 2016. In the latter case, compliance is required not later than by the first intermediate or renewal survey in relation to the International Ballast Water Management Certificate, whichever occurs first, after the anniversary date of delivery of the relevant vessel in the year of compliance with the applicable standard. This convention has not yet entered into force, but when it becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

The IMO has also developed an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions and will be mandatory, with the safety provisions becoming part of SOLAS and the environmental provisions becoming part of MARPOL. In November 2014 the IMO’s MSC adopted the Polar Code and the related amendments to SOLAS in relation to safety, whilst the IMO’s Marine Environment Protection Committee (or MEPC) is expected to adopt the environmental provisions of the Polar Code and associated amendments to MARPOL at its next session in 2015. Once adopted, the Polar Code is to enter into force on January 1, 2017.

European Union (or EU)

Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled. On May 17, 2011 the European commission carried out a number of unannounced inspections, at the offices of some of the world’s largest container line operators starting an antitrust investigation. We are not directly affected by this investigation and believe that we are compliant with antitrust rules. Nevertheless, it is possible that the investigation could be widened and new companies and practices come under scrutiny within the EU.

The EU has also adopted legislation (Directive 2009/16/EC on Port State Control as subsequently amended) that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect minimum percentages of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies (Directive 2009/15/EC as amended by Directive 2014/111/EU of December 17, 2014).

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

The EU has adopted regulations requiring the use of low sulfur fuel. Currently, vessels are required to burn fuel with a sulfur content not exceeding 1% (while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOx Emission Control Areas). Beginning January 1, 2015, vessels are required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. The California Air Resources Board (or CARB) requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. IMO regulations require that as of January 1, 2015, all vessels operating within Emissions Control Areas (or ECAs) worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). Currently, the only grade of fuel meeting this low sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since July 1, 2010, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel sulfur control areas have been 1.00%. Other established ECAs under Annex VI to MARPOL are the North American ECA and the United States Caribbean Sea ECA. Certain modifications were completed on our Suezmax tankers in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the Directive. In addition, LSMGO is more expensive than HFO and this impacts the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements.

The EU has recently adopted Regulation (EU) No 1257/2013 which imposes rules regarding ship recycling and management of hazardous materials on vessels. The Regulation sets out requirements for the recycling of vessels in an environmentally sound manner at approved recycling facilities, so as to minimize the adverse effects of recycling on human health and the environment. The Regulation also contains rules to control and properly manage hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Regulation aims at facilitating the ratification of the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships adopted by the IMO in 2009 (which has not entered into force). It applies to vessels flying the flag of a Member State. In addition, certain of its provisions also apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. The Regulation is to apply not earlier than December 31, 2015 and not later than December 31, 2018, although certain of its provisions are applicable from December 31, 2014 and certain others are to apply from December 31, 2020.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU is currently considering a proposal for a regulation establishing a system of monitoring, reporting and verification of greenhouse gas shipping emissions (or MRV system). The proposed MRV system may be the precursor to a market-based mechanism to be adopted in the future. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

The following chart provides an overview of our organizational structure as at March 1, 2015. Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as at March 1, 2015.

Teekay Corporation (NYSE: TK)
Teekay Holdings Limited (Bermuda)
25.3% Limited Partner Interest and 2% General Partner Interest (1)
31.5% Limited Partner Interest and 2% General Partner Interest (1)
25.5% Interest (2)
Teekay Offshore Partners L.P. (NYSE: TOO)
Teekay LNG Partners L.P. (NYSE: TGP)
Teekay Tankers Ltd. (NYSE: TNK)
Operating Subsidiaries (3)
Operating Subsidiaries
Operating Subsidiaries
Operating Subsidiaries

(1)

The partnership is controlled by its general partner. Teekay Corporation has a 100% beneficial ownership in the general partner. However in certain limited cases, approval of a majority or supermajority of the common unit holders is required to approve certain actions.

(2)	Proportion of voting power held is 52.9%.
(3)	Including our 100% interest in Teekay Petrojarl.

Teekay LNG is a Marshall Islands limited partnership formed by us in 2005 as part of our strategy to expand our operations in the LNG and LPG shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies. As of December 31, 2014, Teekay LNG’s fleet included 47 LNG carriers (including 27 newbuildings), 30 LPG/multigas carriers (including 9 newbuildings), seven conventional tankers and one product tanker. Teekay LNG’s ownership interests in these vessels range from 20% to 100%.

Teekay Offshore is a Marshall Islands limited partnership formed by us in 2006 as part of our strategy to expand our operations in the offshore oil marine transportation, processing and storage sectors. As of December 31, 2014, Teekay Offshore’s fleet included 33 shuttle tankers (including two chartered-in vessels), one HiLoad DP unit, six FSO units, seven FPSO units (including one unit under conversion and one unit undergoing an upgrade), three newbuilding FAUs, ten towage vessels (including four newbuildling), four conventional Aframax tankers. Teekay Offshore’s ownership interests in its owned vessels range from 50% to 100%. Most of Teekay Offshore’s vessels operate under long-term, fixed-rate contracts. Pursuant to an omnibus agreement we entered into in connection with Teekay Offshore’s initial public offering in 2006, we have agreed to offer to Teekay Offshore FPSO units that are servicing contracts in excess of three years in length.

In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to own our conventional tanker business. As of December 31, 2014, Teekay Tankers’ fleet included 11 double-hull Aframax tankers, ten double-hull Suezmax tankers, six product tankers, one VLCC, eight in-chartered Aframax and four in-chartered product tankers, all of which trade either in the spot tanker market or under short- or medium-term, fixed-rate time-charter contracts. Teekay Tankers owns 100% of its fleet, other than a 50% interest in the VLCC and the in-chartered vessels. Teekay Tankers’ primary objective is to grow through the acquisition of conventional tanker assets from third parties and from us. Through a wholly-owned subsidiary, we provide Teekay Tankers with commercial, technical, administrative, and strategic services under a long-term management agreement.

We entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when we, Teekay LNG, and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. In addition, we entered into a non-competition agreement with Teekay Tankers, which provides Teekay Tankers with a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities developed by us through June 2015.

D. Properties

Other than our vessels, we do not have any material property. Please read “Item 18. Financial Statements: Note 8—Long-Term Debt” for information about major encumbrances against our vessels.

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

United States Taxation

The following is a discussion of the expected material U.S. federal income tax considerations applicable to us. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

Taxation of Operating Income. A significant portion of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes income from time-charters, contracts of affreightment, bareboat charters, and voyage charters.

Fifty percent (50%) of Transportation Income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) is considered to be derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) is considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

Based on our current operations, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. In addition, we believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our subsidiaries which have made special U.S. tax elections to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes are potentially engaged in activities which could give rise to U.S. Source International Transportation Income. Unless the exemption from tax under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below. Certain of our other subsidiaries also are engaged in activities which could give rise to U.S. Source International Transportation Income and rely on our ability to claim exemption under the Section 883 Exemption.

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

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (i) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Income (or an Equivalent Exemption), (ii) meets one of three ownership tests (or the Ownership Test) described in the Section 883 Regulations, and (iii) meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

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

The Net Basis and Branch Profits Taxes. If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.

U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that any of our income has been or will be U.S. Source Domestic Transportation Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, , we would be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income, without benefit of deductions. For 2014, we estimate that, if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Income would be approximately $1.6 million. In addition, we estimate that certain of our subsidiaries that are unable to claim the Section 883 Exemption were subject to approximately $200,000 in the aggregate of U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income for 2014 and we estimate that these subsidiaries will be subject to approximately $200,000 in the aggregate of U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income in subsequent years. The amount of such tax for which we or our subsidiaries may be liable for in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Marshall Islands Taxation

We believe that neither we nor our subsidiaries will be subject to taxation under the laws of the Marshall Islands, or that distributions by our subsidiaries to us will be subject to any taxes under the laws of the Marshall Islands.

Other Taxation

We and our subsidiaries are subject to taxation in certain non- U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions, but we do not expect any such tax to be material. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read “Item 18. Financial Statements: Note 21 —Income Taxes.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Teekay Corporation (or Teekay) is an operational leader and project developer in the marine midstream space. We have general partnership interests in two publicly-listed master limited partnerships, Teekay Offshore Partners L.P. (or Teekay Offshore) and Teekay LNG Partners L.P. (or Teekay LNG). In addition, we have a controlling ownership of publicly-listed Teekay Tankers Ltd. (or Teekay Tankers) and a fleet of directly-owned vessels. Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Structure

To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in our publicly-listed subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers (or the Daughter Companies), and (b) Teekay and its remaining subsidiaries, which is referred to herein as Teekay Parent. As of December 31, 2014, we had economic interests in Teekay Offshore, Teekay LNG and Teekay Tankers of 27.3%, 33.5% and 26.2%, respectively. Since we control the voting interests of the Daughter Companies through our ownership of the sole general partner interests of Teekay Offshore and Teekay LNG and of Class A and Class B common shares of Teekay Tankers, we consolidate the results of these subsidiaries. Please read “Item 4C. Information on the Company – Organizational Structure.”

Teekay Offshore and Teekay LNG primarily hold our assets that generate long-term fixed-rate cash flows. The strategic rationale for establishing these two master limited partnerships was to illuminate the higher value of fixed-rate cash flows to Teekay investors, realize advantages of a lower cost of equity when investing in new offshore or LNG projects, to enhance returns to Teekay through fee-based revenue and ownership of the partnerships’ incentive distribution rights and to increase our access to capital for growth. Teekay Tankers holds a substantial majority of our conventional tanker assets. Teekay Parent continues to own four FPSO units and one conventional tanker and to in-charter a number of vessels. However, our long-term vision is for Teekay Parent to be a pure play general partner whose role is that of portfolio manager and project developer. Our primary financial objective for Teekay Parent is to increase its free cash flow per share. To support this objective, we intend to de-lever the balance sheet of Teekay Parent by completing the sales of the remaining FPSO units to Teekay Offshore or third parties over the next several years and to seek to grow the distributions of Teekay Offshore and Teekay LNG. Consequently, we expect the Daughter Companies will ultimately hold all of the interests in our operating assets and that each of these entities will directly pursue its own merger and acquisition and organic growth opportunities.

Teekay entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when Teekay, Teekay LNG, and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. In addition, Teekay entered into a non-competition agreement with Teekay Tankers, which provides Teekay Tankers with a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities developed by us through June 2015.

We have four primary lines of business, which consist of offshore logistics (shuttle tankers, FSO units, FAUs, long-distance towing and offshore installation vessels and the HiLoad DP unit), offshore production (FPSO units), liquefied gas carriers and conventional tankers. The allocation of capital and assessment of performance of our assets is done first from the perspective of these lines of business, which are operated by our internal business units. We manage these businesses for the benefit of all stakeholders. Consequently, our financial statement segments are based upon these four primary lines of business, which is consistent with our internal organizational structure. However, we also allocate capital and assess performance from the separate perspectives of the Daughter Companies and Teekay Parent. A substantial majority of the information provided herein has been broken down primarily from the perspective of the Daughter Companies and Teekay Parent, and secondly from the four lines of business. While our internal organizational structure is not fully based on the Daughter Companies and Teekay Parent, we believe this is the optimal way for Teekay’s shareholders and bondholders to understand our results of operations, liquidity and capital resources given that a substantial majority of our assets are owned by the Daughter Companies and given the significant differences in Teekay’s percentages of economic ownership of the Daughter Companies compared to Teekay’s wholly-owned subsidiaries, as well as our practice of having each of the Daughter Companies and Teekay Parent obtain financing to solely fund their own operations. In addition, in September 2014 we announced a change to our dividend policy, whereby commencing some time in 2015, the amount of our quarterly dividend will be primarily based on the distributions from our general partner and limited partner interests in Teekay LNG and Teekay Offshore, together with other dividends received, after deductions for parent company level corporate general and administrative expenses and any reserves determined to be required by our Board of Directors. Consequently, the performance of the businesses in Teekay LNG and Teekay Offshore, which directly and primarily affect the distributions received by Teekay, will have a direct impact on the amount of dividends paid by Teekay to its shareholders.

IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from voyage charters, pool arrangements, time-charters accounted for under operating and direct financing leases, contracts of affreightment and FPSO contracts. Revenues are affected by hire rates and the number of days a vessel operates, the daily production volume on FPSO units, and the oil price for certain FPSO units. Revenues are also affected by the mix of business between time-charters, voyage charters, contracts of affreightment and vessels operating in pool arrangements. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time-charters and FPSO contracts and by us under voyage charters and contracts of affreightment.

Net Revenues. Net revenues represent revenues less voyage expenses. The amount of voyage expenses we incur for a particular charter depends upon the form of the charter. For example, under time-charter contracts and FPSO contracts the customer usually pays the voyage expenses and for contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Consequently, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters and contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than revenues, the most directly comparable financial measure under United States generally accepted accounting principles (or GAAP).

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

•

charges related to the amortization of intangible assets, including the fair value of time-charters, contracts of affreightment and customer relationships where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period in which the asset is expected to contribute to our future cash flows.

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

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

Our revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot conventional tanker market.

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

•

Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to experience a global manpower shortage of qualified seafarers in certain sectors due to growth in the world fleet and competition for qualified personnel. Going forward, there may be significant increases in crew compensation as vessel and officer supply dynamics continue to change. In addition, factors such as pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies and to temper the effect of inflationary and other price escalations; however increases to operational costs are still likely to occur in the future.

•

Our net income is affected by fluctuations in the fair value of our derivative instruments. Our cross currency and interest rate swap agreements and foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of loss as unrealized gains or losses on non-designated derivatives. The changes in fair value do not affect our cash flows or liquidity.

•

The amount and timing of dry dockings of our vessels can affect our revenues between periods. Our vessels are off hire at various times due to scheduled and unscheduled maintenance. During 2014 and 2013, on a consolidated basis we incurred 857 and 658 off-hire days relating to dry docking, respectively. The financial impact from these periods of off-hire, if material, is explained in further detail below in “—Results of Operations”. Fifteen of our vessels are scheduled for dry docking during 2015.

•

The division of our results of operations between the Daughter Companies and Teekay Parent is impacted by the sale of vessels from Teekay Parent to the Daughter Companies. During 2013 and 2012, Teekay Parent sold certain of its vessels to Teekay Offshore and Teekay Tankers. These subsidiaries account for the acquisition of the vessels from Teekay as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. In addition, such transfers are accounted for as if the transfer occurred from the date that the acquiring subsidiary and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, the historical financial information of Teekay Offshore and Teekay Tankers included herein reflects the financial results of the vessels acquired from Teekay Parent from the date the vessels were both under the common control of Teekay and had begun operations but prior to the date they were owned by Teekay Offshore or Teekay Tankers. Financial results for vessels sold by Teekay Parent to Teekay Offshore or Teekay Tankers for periods prior to the date of such sales are referred to herein as the Dropdown Predecessor.

•

Three of Teekay LNG’s Suezmax tankers and one of its LPG carriers earned revenues based partly on spot market rates. The time-charter contract for one of Teekay LNG’s Suezmax tankers, the Teide Spirit, and one of its LPG carriers, the Norgas Napa, contain a component providing for additional revenue to us beyond the fixed-hire rate when spot market rates exceed certain threshold amounts. The time-charter contracts for the Bermuda Spirit and Hamilton Spirit were amended in the fourth quarter of 2012 for a period of 24 months, which ended on September 30, 2014, and during this period contained a component providing for additional revenues to Teekay LNG beyond the fixed-hire rate when spot market rates exceeded certain threshold amounts. Accordingly, even though declining spot market rates did not result in our receiving less than the fixed-hire rate, Teekay LNG’s results of operations and cash flow from operations were influenced by the variable component of the charters in periods where the spot market rates exceeded the threshold amounts.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS

The results of operations that follows has first been divided into our controlling interests in our subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers, as well as Teekay Parent. Within each of these four groups, we have further subdivided the results into their respective lines of business, which generally align with the segments in our financial statements. The following table presents revenue and income from vessel operations for each of these three subsidiaries and Teekay Parent and how they reconcile to our consolidated financial statements.

(in thousands of U.S. dollars)	Revenues			Income from Vessel Operations
	2014	2013	2012	2014	2013	2012
Teekay Offshore(1)	1,019,539	950,977	964,194	256,218	98,891	184,937
Teekay LNG	402,928	399,276	392,251	183,823	176,356	147,791
Teekay Tankers	235,593	170,087	197,429	58,271	3,411	(340,195)
Teekay Parent	450,112	440,008	584,502	(73,723)	(213,212)	(135,926)
Elimination of intercompany(2)(3)	(114,252)	(130,263)	(157,605)	2,570	(2,700)	(7,000)

Teekay Corporation Consolidated	1,993,920	1,830,085	1,980,771	427,159	62,746	(150,393)

(1)

Operating results of conventional tankers sold by Teekay Offshore during 2013 and 2012 are presented herein, as they are considered part of income from continuing operations from the perspective of Teekay consolidated as we continue to operate and re-invest in this line of business, although re-investment is not expected to occur within Teekay Offshore. In Teekay Offshore these vessels have been accounted for as discontinued operations.

(2)

During 2014, Teekay chartered in three FSO units, two shuttle tankers and four Aframax tankers from Teekay Offshore, two LNG carriers from Teekay LNG and two Aframax tankers from Teekay Tankers. During 2013, Teekay chartered in two FSO units, two shuttle tankers and five Aframax tankers from Teekay Offshore, two LNG carriers from Teekay LNG and two Aframax tankers from Teekay Tankers. During 2012, Teekay chartered in two FSO units, two shuttle tankers and eight Aframax tankers from Teekay Offshore, two LNG carriers from Teekay LNG and two Aframax tankers from Teekay Tankers. Internal charter hire between Teekay Parent and its subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers are eliminated upon consolidation.

(3)

During 2014, Teekay sold to Teekay Tankers a 50% interest in Teekay Tankers Operations Ltd (or TTOL), which owns the conventional tanker commercial management and technical management operations, including direct ownership in three commercially managed tanker pools of the Teekay group. Teekay Tankers and Teekay Parent each account for their 50% interest in TTOL as an equity-accounted investment and, as such, TTOL’s results are reflected in equity income of Teekay Tankers and Teekay Parent. Upon consolidation of Teekay Tankers into Teekay, the results of TTOL are accounted for on a consolidated basis by Teekay. The impact on income from vessel operations of consolidating TTOL in 2014 was $2.6 million. During 2013 and 2012, Teekay LNG paid Teekay business development fees of $2.7 million and $7.0 million, respectively, relating to its acquisition of certain equity-accounted interests. Such amounts were capitalized in Teekay LNG and eliminated upon consolidation.

“Item 18 – Financial Statements: Note 2 Segment Reporting” of this Annual Report contains our financial statement segment results, which generally align with our four primary lines of business, consisting of offshore logistics, offshore production, liquefied gas carriers and conventional tankers. Our financial statement segment results reflect the complete elimination of all intercompany arrangements, including intercompany charters, management services and business development fees. The results of the lines of business within each of Teekay Offshore, Teekay LNG, Teekay Tankers and Teekay Parent are contained in the tables below. Unlike the financial statement segments, the amounts in the tables below do not include the elimination of intercompany arrangements. For example, the internal charter hire from a conventional tanker chartered from Teekay Offshore to Teekay Parent will be reflected as revenue in conventional tanker results for Teekay Offshore and time-charter-hire expense for Teekay Parent. In addition, certain results of the four primary lines of business in Teekay Parent are reflected in Other and Corporate G&A given their smaller size in Teekay Parent, but they are reflected in their respective segment within the consolidated financial statements.

Global crude oil prices have significantly declined since mid-2014. The significant decline in oil prices has also contributed to depressed natural gas prices. A continuation of lower oil prices or a further decline in oil prices may adversely affect investment in the exploration for or development of new or existing offshore projects and limit our growth opportunities, as well as reduce our revenues under volume- or production-based contracts or upon entering into replacement or new charter contracts. Likewise, lower oil prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil. These factors may adversely affect investment in the exploration for or development of new or existing LNG projects and limit our growth opportunities in the LNG sector, as well as reduce our revenues upon entering into replacement or new LNG charter contracts.

Year Ended December 31, 2014 versus Year Ended December 31, 2013

Teekay Offshore

Recent Developments in Teekay Offshore

In January 2015, Teekay Offshore, through its 50/50 joint venture with Odebrecht Oil & Gas S.A. (or Odebrecht), finalized the contract with Petroleo Brasileiro SA (or Petrobras) to provide an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. The contract will be serviced by a new FPSO unit being converted from Teekay Offshore’s 1995-built shuttle tanker, the Navion Norvegia. The conversion project is underway at Sembcorp Marine’s Jurong Shipyard in Singapore and the converted unit is scheduled to commence operations in early-2017 under a 12-year firm period fixed-rate contract with Petrobras and its international partners. The FPSO conversion is expected to be completed for a total fully built-up cost of approximately $1.0 billion.

In December 2014, Teekay Offshore entered into an agreement with a consortium led by Queiroz Galvão Exploração e Produção SA (or QGEP) to provide an FPSO unit for the Atlanta field located in the Santos Basin offshore Brazil. In connection with the QGEP contract, Teekay Offshore acquired the Petrojarl I FPSO unit from us for $57 million and the unit is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands for an estimated cost of approximately $235 million, including the cost of acquiring the Petrojarl I FPSO unit.

The unit is scheduled to commence operations in the first half of 2016 under a five-year fixed-rate charter contract with QGEP. The FPSO will be used as an early production system unit on the Atlanta field, which is located 185 kilometers offshore from the Brazil coast at a water depth of approximately 1,550 meters and contains an estimated 260 million recoverable barrels of oil equivalent.

In June 2011, we entered into a contract with BG Norge Limited (or BG) to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by a newbuilding FPSO unit, the Petrojarl Knarr (or Knarr), which arrived in Norway in mid-September 2014 following delivery from the shipyard. In December 2014, our board of directors approved the sale of the Knarr FPSO unit to Teekay Offshore, subject to the unit achieving first oil and commencing its charter contract. The purchase price for the Knarr, which is based on an estimated fully built-up cost of approximately $1.25 billion, is expected to be financed through the assumption of an existing $815 million long-term debt facility and $450 million through a combination of issuing equity and short-term vendor financing from us. We expect to complete the sale of the Knarr during the second quarter of 2015. During the first quarter of 2015, the unit commenced its ten-year time-charter contract with BG.

In August 2014, Teekay Offshore acquired Logitel Offshore Holding AS (Logitel), a Norway-based company focused on the high-end floating accommodation market. Logitel is currently constructing three newbuilding floating accommodation units (or FAUs), based on a Sevan Marine ASA (or Sevan) cylindrical hull design, at the COSCO (Nantong) Shipyard (or COSCO) in China for an estimated cost of approximately $585 million, including $30.0 million from Teekay Offshore’s assumption of Logitel’s obligations under a bond agreement from Sevan. Teekay Offshore currently holds options to order up to an additional five FAUs. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petrobras in Brazil for the first FAU, which delivered in February 2015. The FAU is expected to commence its charter with Petrobras during the second quarter of 2015. Teekay Offshore expects to secure charter contracts for the remaining two newbuilding FAUs prior to their respective scheduled deliveries in the first and fourth quarters of 2016. Teekay Offshore has the option to defer the delivery of the remaining two newbuilding FAUs by up to one year. Teekay Offshore intends to finance the initial newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries. Please read “Item 18 – Financial Statements: Note 3a – Investments – Acquisition of Logitel Offshore Holding AS.”

In March 2014, Teekay Offshore acquired ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-distance ocean towage and offshore installation services to the global offshore oil and gas industry. As part of the transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long-distance towing and offshore installation vessel newbuildings, which will be equipped with dynamic positioning (or DP) capability, for an estimated cost of approximately $258 million. Teekay Offshore intends to continue financing the newbuilding installments through its existing liquidity and expects to secure long-term debt financing for these vessels prior to their scheduled deliveries in 2016. Please read “Item 18 – Financial Statements: Note 3d – Investments – Teekay Offshore Acquisition of ALP Maritime Services B.V.” In October 2014, Teekay Offshore, through ALP, agreed to acquire six modern on-the-water long-distance towing and offshore installation vessels for approximately $220 million. The vessels were built between 2006 and 2010 and are all equipped with DP capabilities. Teekay Offshore took delivery of four vessels in the first and early in the second quarter of 2015 and expects to take delivery of the remaining two vessels during the rest of the second quarter of 2015. Including these vessels, along with ALP’s four state-of-the-art long-distance towing and offshore installation vessel newbuildings scheduled to deliver in 2016, ALP will become the world’s largest owner and operator of DP towing and offshore installation vessels. All ten vessels will be capable of long-distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units.

This acquisition of ALP, the related newbuilding orders and on the water assets represents Teekay Offshore’s entrance into the long-distance ocean towage and offshore installation services business. Teekay Offshore believes that the combination of its infrastructure and access to capital with ALP’s experienced management team in this market will enable Teekay Offshore to further grow this niche business, which Teekay Offshore believes is a natural complement to its existing offshore business.

In September 2013, Teekay Offshore acquired a 2010-built HiLoad DP unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $60 million, including modification and mobilization costs. In late-December 2014, Teekay Offshore received notification from Petrobras that the HiLoad DP unit did not meet certain test criteria under the time-charter contract and, therefore, Teekay Offshore is currently reviewing various alternatives. In July 2013, Remora was awarded a contract by BG E&P Brasil Ltd. to undertake a front-end engineering and design (or FEED) study to develop the next generation of HiLoad DP units. The design, which is based on the main parameters of the first generation design, is expected to include new features such as increased engine power and capability to maneuver vessels larger than Suezmax conventional tankers. Under the terms of an agreement between Remora and Teekay Offshore, Teekay Offshore has a right of first refusal to acquire any future HiLoad DP projects developed by Remora.

Operating Results – Teekay Offshore

The following table compares Teekay Offshore’s operating results and number of calendar-ship-days for its vessels for 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for 2014 and 2013, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days)	Offshore Logistics		Offshore Production		Conventional Tankers		Teekay Offshore Total(2)
	2014	2013	2014	2013	2014	2013(3)	2014	2013(3)
Revenues	630,932	611,035	354,518	284,932	33,566	55,010	1,019,539	950,977
Voyage expenses	(107,062)	(99,111)	—	—	(5,373)	(5,214)	(112,540)	(104,325)

Net revenues	523,870	511,924	354,518	284,932	28,193	49,796	906,999	846,652

Vessel operating expenses	(188,087)	(185,699)	(158,216)	(152,616)	(5,906)	(9,664)	(352,209)	(347,979)
Time-charter hire expense	(31,090)	(56,682)	—	—	—	—	(31,090)	(56,682)

Depreciation and amortization	(118,968)	(126,091)	(72,905)	(66,404)	(6,680)	(7,747)	(198,553)	(200,242)
General and administrative (1)	(33,024)	(24,374)	(27,406)	(17,742)	(2,136)	(3,134)	(67,516)	(45,250)

Asset impairments	(1,638)	(76,782)	—	—	—	(18,164)	(1,638)	(94,946)
Net loss on sale of vessels and equipment	—	—	—	—	—	(301)	—	(301)
Restructuring recovery (charges)	225	(2,169)	—	—	—	(192)	225	(2,361)

Income from vessel operations	151,288	40,127	95,991	48,170	13,471	10,594	256,218	98,891

Equity income	—	—	10,341	6,731	—	—	10,341	6,731

Calendar-Ship-Days(4)
Shuttle Tankers	12,672	12,370	—	—	—	—	12,672	12,370
FSO Units	2,190	2,100	—	—	—	—	2,190	2,100
FPSO Units	—	—	1,476	1,339	—	—	1,476	1,339
Conventional Tankers	—	—	—	—	1,460	1,888	1,460	1,888

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore logistics, offshore production and conventional tankers based on estimated use of corporate resources.

(2)

Teekay Offshore’s 2014 revenues and income from operations include $0.5 million and $(4.5) million, respectively, from its towage and floating accommodation businesses, which are not separately identified or discussed below as these two businesses did not have any vessels in operation in 2014.

(3)

Operating results of conventional tankers sold by Teekay Offshore during 2013 are presented herein as they are considered part of income from continuing operations from the perspective of Teekay consolidated, as we continue to operate and re-invest in this line of business, although re-investment is not expected to occur within Teekay Offshore. In Teekay Offshore’s financial statements these vessels have been accounted for as discontinued operations.

(4)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Teekay Offshore – Offshore Logistics

Offshore Logistics consists of Teekay Offshore’s shuttle tankers, FSO units and HiLoad unit. As at December 31, 2014, the shuttle tanker fleet consisted of 32 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, one shuttle tanker in lay-up as a conversion candidate, and the HiLoad DP unit. Of these 34 shuttle tankers, six were owned through 50% owned subsidiaries, two through a 67%-owned subsidiary and two were chartered-in. The remaining vessels are owned 100% by Teekay Offshore. All of these shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies, primarily in the North Sea and Brazil. These shuttle tankers also service the conventional spot tanker market from time to time. One of these shuttle tankers, the Randgrid, is committed to a conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in the second quarter of 2015. In October 2014, the Navion Norvegia was sold to one of Teekay Offshore’s 50/50 joint ventures with Odebrecht and is now undergoing conversion into an FPSO for operation in the Libra oil field in Brazil.

As of December 31, 2014, Teekay Offshore’s FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, in which its ownership interests range from 89% to 100%. Teekay Offshore has committed one shuttle tanker, the Randgrid, to conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in the second quarter of 2015. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Teekay Offshore’s revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner or Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The average size of Teekay Offshore’s owned shuttle tanker fleet increased in 2014 compared to 2013, primarily due to the delivery of four newbuilding shuttle tankers (or the BG Shuttle Tankers) and the delivery of the HiLoad DP unit in April 2014, partially offset by the sale of the Navion Norvegia in October 2014, the commencement of the conversion of the Navion Clipper to the Suksan Salamander FSO unit in April 2013, and the sale of the Basker Spirit in January 2013. While the HiLoad DP unit was delivered in April 2014, it did not commence operations in 2014 nor generate revenue as it was undergoing pre-operational testing. Included in calendar-ship-days for 2014 and 2013 is one owned shuttle tanker that has been in lay-up since May 2012 following its redelivery to Teekay Offshore upon expiration of its time-charter-out contract in April 2012.

The average number of Teekay Offshore’s FSO units increased in 2014 compared to 2013, due to the conversion of the Navion Clipper shuttle tanker to the Suksan Salamander FSO unit, which conversion commenced in April 2013 and was completed in July 2014. The Suksan Salamander commenced its charter contract in August 2014.

Income from vessel operations increased to $151.3 million in 2014 compared to $40.1 million in 2013, primarily as a result of:

•

asset impairments of $76.8 million during 2013 and a $16.7 million decrease in depreciation in 2014 after reducing the carrying value of the six shuttle tankers to which the asset impairments related (with the write-downs to the vessels’ estimated fair values resulting from the re-contracting of one of the vessels at lower rates than expected, the cancellation of a short-term contract and a change in expectations for the contract renewal for two of the vessels, and a cancellation of a contract renewal and expected sale of an aging vessel);

•	an increase of $39.9 million from the delivery of the BG Shuttle Tankers and $1.2 million from the delivery of the Suksan Salamander;

•	an increase of $12.9 million from lower time-charter hire expense due to redelivery of an in-chartered shuttle tanker by us to its owner and more off-hire days in the in-chartered fleet;

•	an increase of $7.6 million of revenue due to a higher level of trading of our excess shuttle tanker capacity in the conventional tanker spot market;

•

an increase of $4.4 million due to lower operating expenses due to the lay-up of the Navion Norvegia since June 2014 and its subsequent sale to one of Teekay Offshore’s 50/50 joint ventures with Odebrecht in October 2014; and

•	an increase of $3.8 million due to an increase in reimbursable bunker expenses by charterers;

partially offset by

•

a net decrease of $19.6 million in our contract of affreightment fleet due to lower fleet utilization and a decrease in rates as provided in certain contracts and less opportunity to trade excess shuttle capacity in short-term offshore projects;

•

a decrease of $16.1 million due to fewer revenue days resulting from the redelivery of four vessels to us in July 2013, December 2013, January 2014 and February 2014, as they completed their time-charter-out contracts;

•

a decrease of $8.7 million due to higher general and administrative expenses due to the delivery of the HiLoad DP unit in 2014 and the commencement of operations for the four BG Shuttle Tankers during 2013 and early-2014, partially offset by cost savings due to the reorganization of marine operations within our shuttle tanker business unit completed in 2013;

•	a decrease of $6.0 million from the delivery of the HiLoad DP unit;

•	a decrease of $5.1 million from the drydocking of the Navion Saga and Dampier Spirit during 2014; and

•	a decrease of $3.2 million due to a decrease in rates on the recontracting of the Pattani Spirit at a lower charter rate in April 2014 for a further five years.

Teekay Offshore – Offshore Production

Offshore Production consists of Teekay Offshore’s FPSO units. As of December 31, 2014, the FPSO fleet consisted of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit and the Petrojarl I FPSO units, all of which Teekay Offshore owns 100%, and the Itajai FPSO unit and the Libra FPSO unit (currently under conversion), of which Teekay Offshore owns 50%. Teekay Offshore acquired the Voyageur Spirit FPSO unit and its interest in the Itajai FPSO unit from us in May 2013 and June 2013, respectively. In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture with Odebrecht and the vessel is undergoing conversion into an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. Teekay Offshore acquired the Petrojarl I FPSO unit from us in December 2014, which unit is undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner may result in significant decreases or increases, respectively, in Teekay Offshore’s revenues and vessel operating expenses.

Teekay Offshore uses the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, Teekay Offshore acquired the unit from us. Upon commencing production, Teekay Offshore had a specified time period to receive final acceptance from the charterer; however due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO unit were completed and the unit achieved full production capacity. Teekay Offshore entered into an interim agreement with E.ON Ruhrgas UK GP Limited (or E.ON), the charterer, whereby Teekay Offshore was compensated for production beginning August 27, 2013 until final acceptance on February 22, 2014. Until the Voyageur Spirit FPSO unit was declared on hire, we indemnified Teekay Offshore for certain production shortfalls and unreimbursed vessel operating expenses. For the period from April 13, 2013 to December 31, 2013, we indemnified Teekay Offshore for a total of $34.9 million for production shortfalls and unreimbursed repair costs. For 2014, we indemnified Teekay Offshore $3.5 million for production shortfalls and unrecovered repair costs to address the compressor issues and paid a further $2.7 million in late-2014 relating to a final settlement of pre-acquisition capital expenditures for the Voyageur Spirit FPSO unit. Amounts paid as indemnification from us to Teekay Offshore were treated as a reduction in the purchase price Teekay Offshore paid for the FPSO unit.

The average number of Teekay Offshore’s FPSO units increased in 2014 compared to 2013, due to the acquisition of the Voyageur Spirit on May 2, 2013, the 50% interest in the Itajai on June 10, 2013, and the Petrojarl I on December 15, 2014. No earnings are expected from the Petrojarl I until its upgrades are completed, which is scheduled for the first half of 2016. Please read “Item 18 – Financial Statements: Note 3f – Acquisitions – FPSO Units and Investment in Sevan Marine ASA.”

Income from vessel operations increased to $96.0 million in 2014 compared to $48.2 million in 2013, primarily as a result of:

•

an increase of $40.1 million, excluding general and administrative expenses, for the Voyageur Spirit FPSO unit mainly relating to the commencement of its charter agreement in August 2013, settlement payments relating to reimbursable expenses during the third and fourth quarters of 2014, a decrease in external consulting fees, and an increase in daily hire rates, partially offset by a decrease in incentive compensation of the unit, and a full year of vessel operating costs in 2014 including higher repairs and maintenance costs;

•

an increase of $11.3 million for the Piranema Spirit FPSO unit mainly relating to a produced water treatment plant startup commencing during the second quarter of 2014, a credit earned in 2014 from the charterer for unused maintenance days in accordance with the service contract, lower repairs and maintenance costs, and a decrease in external agency fees; and

•

an increase of $8.0 million for the Rio das Ostras FPSO unit mainly relating to an increase in rates in 2014 in accordance with the annual contractual escalation adjustment, a credit earned from the charterer of the unit for unused maintenance days under the service contract, and lower repairs and maintenance costs;

partially offset by

•

a decrease of $9.7 million from increased general and administrative expenses due the acquisition of the Voyageur Spirit FPSO unit in May 2013 and the Petrojarl I FPSO during 2014, and an increase in business development costs relating to FPSO tenders including the Libra FPSO project.

Equity income increased to $10.3 million for 2014 compared to $6.7 million for 2013, primarily due to a full year of earnings on Teekay Offshore’s 50% interest in the Itajai FPSO unit, which interest Teekay Offshore acquired from us in June 2013.

Teekay Offshore – Conventional Tankers

As at December 31, 2014, Teekay Offshore owned 100% interests in two Aframax conventional crude oil tankers (which operate under fixed-rate time charters with Teekay Corporation) and two vessels (that have additional equipment for lightering) which operate under fixed-rate bareboat charters with a 100% owned subsidiary of Teekay.

Income from vessel operations increased to $13.5 million in 2014 compared to $10.6 million in 2013, primarily as a result of asset impairments during 2013 and the related sale of three vessels during 2013, partially offset by termination fees received by Teekay Offshore from us in 2013 as a result of our early cancellation of in-charter contracts from Teekay Offshore.

Teekay LNG

Recent Developments in Teekay LNG

In December 2014, the Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), in which Teekay LNG has a 70% ownership interest, voluntarily terminated its 30-year capital lease arrangements with the lessor relating to its three LNG carriers (or RasGas II LNG Carriers) under capital lease. As part of this transaction, the Teekay Nakilat Joint Venture acquired the RasGas II LNG Carriers from the lessor and the Teekay Nakilat Joint Venture refinanced its original debt facility of $278 million with a new $450 million debt facility and terminated its interest rate swaps relating to its original debt, capital lease obligations and restricted cash deposits. Please read “Item 18 – Financial Statements: Note 10 – Capital Lease Obligations and Restricted Cash and Note 16d –Commitments and Contingencies – Legal Proceedings and Claims.”

In December 2014, Teekay LNG secured time-charter contracts, ranging in duration from six to eight years plus extension options, with Royal Dutch Shell plc (or Shell) for five LNG carrier newbuildings, which charter contracts will commence upon the vessel deliveries which are scheduled from the second half of 2017 into 2018. In connection with securing these time-charter contracts with Shell, Teekay LNG exercised its option to order three LNG carrier newbuildings from Daewoo Shipbuilding & Marine Engineering Co. (or DSME). In February 2015, Teekay LNG ordered another LNG newbuilding carrier and has four additional newbuilding options it may exercise by the end of April 2015. In total, Teekay LNG has nine LNG newbuildings ordered with four additional newbuilding options. Teekay LNG has entered into time-charter contracts for all but two of the ordered newbuildings.

In November 2014, Teekay LNG acquired a 2003-built 10,200 cubic meter (or cbm) LPG carrier, the Norgas Napa, from I.M. Skaugen SE (or Skaugen) for $27 million. Teekay LNG took delivery of the vessel on November 13, 2014 and chartered the vessel back to Skaugen on a bareboat contract for a period of five years at a fixed-rate plus a profit-share component based on actual earnings of the vessel, which is trading in Skaugen’s Norgas pool.

In July 2014, Teekay LNG, through a new 50/50 joint venture (or the Yamal LNG Joint Venture) with China LNG Shipping (Holdings) Limited (or China LNG) , finalized shipbuilding contracts for six internationally-flagged icebreaker LNG carriers for the Yamal LNG Project. The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (60%), France-based Total S.A. (20%) and China-based China National Petroleum Corporation (or CNPC) (20%) and will consist of three LNG trains with a total expected capacity of 16.5 million metric tons of LNG per annum. The project is currently scheduled to start-up in early-2018. The Yamal LNG Joint Venture will build six 172,000-cubic meter ARC7 LNG carrier newbuildings to be constructed by DSME for an estimated total fully built-up cost of approximately $2.1 billion. The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse directions, are scheduled to deliver at various times between the first quarter of 2018 and first quarter of 2020. Upon their deliveries, the six LNG carriers will each operate under fixed-rate time-charter contracts with Yamal Trade Pte. Ltd. until December 31, 2045, plus extension options. The six LNG carriers constructed for the Yamal LNG Project will transport LNG from Northern Russia to Europe and Asia. Teekay LNG accounts for its investment in the Yamal LNG Joint Venture using the equity method. Please read “Item 18 – Financial Statements: Note 3b – Investments – Teekay LNG – Yamal LNG Joint Venture.”

In June 2014, Teekay LNG acquired from BG International Limited (or BG) its ownership interest in four 174,000-cubic meter Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for an estimated total fully built-up cost to the joint venture of approximately $1.0 billion. The vessels upon delivery, scheduled for between September 2017 and January 2019, will each operate under 20-year fixed-rate time-charter contracts, plus extension options, with Methane Services Limited, a wholly-owned subsidiary of BG. As compensation for BG’s ownership interest in these four LNG carrier newbuildings, Teekay LNG assumed BG’s portion of the shipbuilding installments and its obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery date pursuant to a ship construction support agreement. We on behalf of Teekay LNG, will provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates. Teekay LNG estimates that it will incur approximately $38.7 million of costs to provide these services, of which BG has agreed to pay $20.3 million. Through this transaction, Teekay LNG has a 30% ownership interest in two LNG carrier newbuildings, with the balance of the ownership held by China LNG and CETS Investment Management (HK) Co. Ltd. (or CETS) (an affiliate of China National Offshore Oil Corporation), and a 20% ownership interest in the remaining two LNG carrier newbuildings, with the balance of the ownership held by China LNG, CETS and BW LNG Investments Pte. Ltd. (collectively the BG Joint Venture).

Teekay LNG accounts for its investment in the BG Joint Venture using the equity method. Teekay LNG expects to finance its pro rata equity interest in future shipyard installment payments using a portion of its available liquidity, with the balance of the total cost of the vessels financed with equity contributions by the other partners and a $787.0 million long-term debt facility of the BG Joint Venture. Please read “Item 18 – Financial Statements: Note 3c – Investments – Teekay LNG – BG International Limited Joint Venture.”

In January 2015, one of the MALT LNG Carriers, in which Teekay LNG has a 52% ownership interest, had a grounding incident. The vessel was subsequently refloated and returned to service. Teekay LNG expects the cost of such refloating and related costs associated with the grounding to be covered by insurance, less an applicable deductible. The charterer has claimed that the vessel was off-hire for 59 days during the first quarter of 2015. In addition, the charterer claimed that the off-hire time for this vessel during this period gave them the right to terminate the charter contract effective March 28, 2015, which they elected to do. The Teekay LNG-Marubeni Joint Venture has disputed the charterer’s claims of the aggregate off-hire time for this vessel as a result of this incident as well as the charterer’s ability to terminate the charter contract, which originally would have expired in September 2016. The Teekay LNG-Marubeni Joint Venture has obtained legal assistance in resolving this dispute. However, if the charterer’s claim to terminate the charter contract is upheld, Teekay LNG’s 52% portion of the potential loss revenue from March 28, 2015 to September 30, 2016, would be $27.3 million, less any amounts received for re-chartering this vessel during this time. The impact in future periods from this incident will depend upon Teekay LNG’s ability to re-charter the vessel and the resolution of this dispute. The charter contract of another MALT LNG Carrier expired in March 2015 as originally scheduled and the Teekay LNG-Marubeni Joint Venture is seeking to secure employment for this vessel as well.

Operating Results – Teekay LNG

The following table compares Teekay LNG’s operating results and number of calendar-ship-days for its vessels for 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for 2014 and 2013, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days)	Liquefied Gas Carriers		Conventional Tankers		Teekay LNG Total
	2014	2013	2014	2013	2014	2013
Revenues	307,426	285,694	95,502	113,582	402,928	399,276
Voyage expenses	(1,768)	(407)	(1,553)	(2,450)	(3,321)	(2,857)

Net revenues	305,658	285,287	93,949	111,132	399,607	396,419
Vessel operating expenses	(59,087)	(55,459)	(36,721)	(44,490)	(95,808)	(99,949)
Depreciation and amortization	(71,711)	(71,485)	(22,416)	(26,399)	(94,127)	(97,884)
General and administrative (1)	(17,992)	(13,913)	(5,868)	(6,531)	(23,860)	(20,444)
Restructuring recovery (charges)	—	—	(1,989)	(1,786)	(1,989)	(1,786)

Income from vessel operations	156,868	144,430	26,955	31,926	183,823	176,356

Equity income	115,478	123,282	—	—	115,478	123,282

Calendar-Ship-Days(2)
Liquefied Gas Carriers	6,619	5,981	—	—	6,619	5,981
Conventional Tankers	—	—	3,202	3,994	3,202	3,994

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to consolidated vessels.

Teekay LNG – Liquefied Gas Carriers

As at December 31, 2014, Teekay LNG’s liquefied gas fleet, including newbuildings, included 47 LNG carriers and 30 LPG/Multigas carriers, in which its interests ranged from 20% to 100%. The number of calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 6,619 days in 2014 from 5,981 days in 2013, as a result of the acquisition and delivery of two LNG carriers from Awilco (or the Awilco LNG Carriers), the Wilforce and Wilpride, in September 2013 and November 2013, respectively, and the acquisition and delivery of the Norgas Napa in November 2014.

Income from vessel operations increased to $156.9 million in 2014 compared to $144.4 million in 2013, primarily as a result of:

•	an increase of $20.7 million of revenue as a result of the acquisition and delivery of the Awilco LNG Carriers in September 2013 and November 2013;

partially offset by:

•

an increase of $4.1 million in general and administrative expenses primarily due to a greater amount legal and tax activities to support Teekay LNG’s growth, higher advisory fees incurred to support its business development activities, and legal and tax fees associated with the termination of the capital lease obligations in the Teekay Nakilat Joint Venture;

•

an increase of $3.6 million of vessel operating expenses relating to costs to train Teekay LNG’s crew for two LNG carrier newbuildings that are expected to deliver in the first half of 2016, wage increases relating to certain LNG carriers and shipbuilding and site supervision costs associated with the services Teekay LNG is providing to the BG Joint Venture; and

•	a decrease of $2.4 million of revenue relating to 18 days of unscheduled off-hire in the first quarter of 2014 due to repairs required for one LNG carrier.

Equity income related to Teekay LNG’s liquefied gas carriers decreased to $115.5 million in 2014 compared to $123.3 million in 2013, as set forth in the table below:

	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Other	Total Equity Income
Year ended December 31, 2014	3,472	10,651	44,114	36,805	20,806	(370)	115,478
Year ended December 31, 2013	29,178	10,650	17,415	43,428	22,611	—	123,282

Change	(25,706)	1	26,699	(6,623)	(1,805)	(370)	(7,804)

Equity income decreased in 2014 by $7.8 million from the prior year, primarily as a result of:

•

a $25.7 million decrease in equity income from Teekay LNG’s 33% ownership interest in the four LNG carriers serving the Angola LNG Project (or the Angola LNG Carriers), which was primarily due to $23.6 million of unrealized losses on derivative instruments in 2014 as a result of long-term LIBOR benchmark interest rates decreasing for interest rate swaps maturing in 2023 and 2024, compared to unrealized gains on derivative instruments in 2013, and an increase in vessel operating expenses relating to vessel main engine overhauls in 2014; and

•

a $6.6 million decrease in equity income for 2014 in Teekay LNG’s 52% ownership interest in the six LNG carriers (or the MALT LNG Carriers) acquired by the Teekay LNG-Marubeni Joint Venture in February 2012, which was primarily due to the off-hire of Woodside Donaldson and Magellan Spirit for 34 days and 23 days, respectively, during 2014 for scheduled dry dockings, the off-hire of Woodside Donaldson for seven days in 2014 for motor repairs, an increase in vessel operating expenses due to higher overall repair expenditures in 2014, an increase in interest expenses due to higher interest margins upon completion of debt refinancing within the Teekay LNG-Marubeni Joint Venture in June and July 2013, and an increase in depreciation expenses due to dry-dock additions in 2014, partially offset by the Methane Spirit being off-hire for 28 days for a scheduled dry docking in 2013;

partially offset by:

•

a $26.7 million increase in equity income from Teekay LNG’s 50% ownership interest in Exmar LPG BVBA (a joint venture with Belgium-based Exmar NV (or Exmar)), which was primarily due to Teekay LNG’s 50% acquisition of this joint venture interest in February 2013, $16.9 million of gains on the sales of the Flanders Tenacity, Eeklo and Flanders Harmony, which were sold during 2014, the delivery of three newbuildings, the Waasmunster, Warinsart and Waregem during the second and third quarters of 2014 and higher revenues as a result of higher Very Large Gas Carrier spot rates earned in 2014; partially offset by the redelivery of the Berlian Ekuator to its owner in January 2014, a loss on the sale of the Temse in the first quarter of 2014, and lower income generated as a result of the disposals of the Donau (March 2013), Temse, Eeklo, Flanders Tenacity and Flanders Harmony.

Teekay LNG – Conventional Tankers

As at December 31, 2014, Teekay LNG’s conventional tanker fleet included seven Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, six of which it owns and two of which it leases under capital leases. All of Teekay LNG’s conventional tankers operate under fixed-rate charters. The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased to 3,202 days in 2014 from 3,994 days in 2013, as the charterer and owner of five of Teekay LNG’s conventional vessels under capital leases sold the Tenerife Spirit in December 2013, the Algeciras Spirit in February 2014 and the Huelva Spirit in August 2014, and on redelivery of the vessels to the charterer, the charter contracts with Teekay LNG were terminated.

Income from vessel operations decreased to $27.0 million during 2014 compared to $31.9 million in 2013, primarily as a result of:

•	a decrease of $12.1 million due to the sales of the Tenerife Spirit, Algeciras Spirit and Huelva Spirit in December 2013, February 2014 and August 2014, respectively;

partially offset by:

•	an increase of $2.7 million due to off-hire of the European Spirit, Asian Spirit and African Spirit for 25, 22 and 27 days, respectively, in 2013 for scheduled dry dockings;

•

an increase of $2.6 million due to higher revenues earned by the Bermuda Spirit and Hamilton Spirit relating to the agreement between us and the charterer as Suezmax tanker spot rates exceeded the renegotiated charter rate and were greater during 2014 as compared to 2013; and

•	an increase of $2.4 million due to higher revenues earned by the Toledo Spirit in 2014 relating to the agreement between us and the charterer.

Teekay Tankers

Recent Developments in Teekay Tankers

In December 2014, Teekay Tankers signed an agreement to acquire one 2008-built Aframax tanker for the purchase price of $37.0 million and placed $3.7 million in an escrow account in connection with this purchase. The vessel delivered in the first quarter of 2015. In December 2014, Teekay Tankers also signed agreements to acquire four modern LR2 vessels for a total purchase price of $193.3 million, which all delivered during the first quarter of 2015. These acquisitions were financed in part by a public offering in December 2014 of Teekay Tankers’ Class A common stock.

In January 2014, Teekay and Teekay Tankers formed Tanker Investments Ltd. (or TIL), which seeks to opportunistically acquire, operate and sell modern secondhand tankers to benefit from an expected recovery from the then cyclical low of the tanker market. TIL completed a $250 million equity private placement in which we and Teekay Tankers co-invested $25 million each for a combined 20% initial ownership in the new company. In addition, each of Teekay and Teekay Tankers received (a) a preferred share entitling it to appoint one TIL director and (b) a stock purchase warrant to acquire up to an additional 750,000 shares of TIL’s common stock, linked to TIL’s future share price performance. In March 2014, TIL completed a $175 million initial public offering and listed its shares on the Oslo Stock Exchange. In October 2014, Teekay Tankers acquired an additional 0.9 million common shares in TIL, representing 2.43% of the then outstanding share capital of TIL. The common shares were acquired at a price of Norwegian Kroner (or NOK) 69 per share, for an aggregate price of $10.1 million. Following completion of the purchase, Teekay Tankers held 3.4 million common shares in TIL, representing 8.94% of the then outstanding share capital of TIL, and brought the combined interests of us and Teekay Tankers in TIL to 15.43%. In October 2014, TIL authorized a share buyback program for up to $30 million and has repurchased $15.1 million to-date at an average price of NOK 68.49 per share, which resulted in the combined ownership interests of Teekay and Teekay Tankers in TIL to be 16.05% as at December 31, 2014. In January 2014, TIL entered into a long-term management agreement with an affiliate of Teekay, pursuant to which the manager provides to TIL commercial, technical, administrative and corporate services and personnel, including TIL’s executive officers, in exchange for management services fees and reimbursement of expenses.

In August 2014, Teekay Tankers acquired from Teekay a 50% interest in TTOL, which owns the conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, for an aggregate price of approximately $23.5 million, including net working capital. As partial consideration for this acquisition, Teekay Tankers issued to Teekay 4.2 million Class B common shares, which had an approximate value of $17 million, or $4.03 per share, on the acquisition closing date. In addition, Teekay Tankers reimbursed Teekay for $6.5 million of working capital it assumed from Teekay in connection with the purchase.

In March 2014, Teekay Tankers exercised its rights under security documentation to realize the amounts owed under its investment in term loans and assumed full ownership of two VLCC vessels, which previously secured its investment in term loans. At the time of Teekay Tankers’ assumption of ownership, these vessels had a fair value of approximately $144 million, which exceeded the carrying value of the loans. As a result, in the first quarter of 2014 Teekay Tankers recognized $9.1 million of interest income owing under the loans. In May 2014, Teekay Tankers sold the two wholly-owned subsidiaries, each of which owned one of the VLCCs, to TIL for aggregate proceeds of $154 million, plus related working capital on closing.

Operating Results – Teekay Tankers

The following table compares Teekay Tanker’s operating results and number of calendar-ship-days for its vessels for 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for 2014 and 2013, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Year Ended December 31,
	2014	2013
Revenues	235,593	170,087
Voyage expenses	(9,984)	(8,337)
Net revenues	225,609	161,750
Vessel operating expenses	(93,022)	(91,667)
Time-charter hire expense	(22,160)	(6,174)
Depreciation and amortization	(50,152)	(47,833)
General and administrative	(11,959)	(12,594)
Net gain (loss) on sale of vessels and equipment	9,955	(71)

Income from vessel operations	58,271	3,411

Equity income	5,228	854

Calendar-Ship-Days(1)
Conventional Tankers	11,418	10,427

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Tanker Market and TCE Rates

Crude tanker spot rates strengthened considerably during 2014, with rates at the end of the year averaging the highest for a fourth quarter since 2008. Demand for crude oil improved throughout 2014, as positive fleet fundamentals and changing trade patterns were coupled with a near 50% drop in the price of crude oil. The drop in the price of oil was due to supply exceeding demand by close to 0.8 mb/d and a decision by OPEC in November 2014 to not cut production in favour of continuing production at around 30 mb/d.

Lower oil prices have encouraged the filling of both strategic and commercial reserves, particularly in China where the government continues to fill the second stage of its Strategic Petroleum Reserve. In addition, refineries have responded to low oil prices by increasing throughput in order to take advantage of improved refining margins. Further, the fall in the price of oil has translated into a reduction in bunker prices, which has been positive for tanker earnings by lowering voyage operating costs

In the product tanker sector, earnings improved in 2014 over 2013 levels, and by year end averaged the highest for a fourth quarter since 2008. LR2 rates have been supported by record high levels of Asian naphtha imports from the West, coupled with an increase in long-haul product exports as new refineries in the Middle East ramp up production. The reduction in global oil prices has also been positive for the LR2 trade, as lower naphtha prices in relation to LPG has led some petrochemical plants to process more naphtha instead of LPG.

The global tanker fleet grew by 7.2 million deadweight tonnes (mdwt), or 1.4%, in 2014. The majority of the fleet growth during the year was in the product sectors, whereas the crude tanker fleet grew by just 2.2 mdwt, or 0.7%. The global Suezmax and uncoated Aframax fleets reduced in size by three vessels, or 0.6%, and 19 vessels, or 2.9%, respectively. Looking ahead, the global tanker fleet is forecast to grow by only 1.7% in 2015, with growth again weighted towards the product sectors and another year of negative fleet growth expected for the Suezmax and uncoated Aframax sectors.

Global oil demand, based on an average of forecasts from the International Energy Agency, the Energy Information Administration, and OPEC, is forecast to grow by 1.0 million barrels day (mb/d) in 2015, which is 0.1 mb/d higher than demand growth in 2014. Non-OECD countries, and China in particular, account for the majority of the growth. However, the “call on OPEC” crude is expected to increase by approximately 0.1 mb/d during 2015, which could have a positive impact on crude tanker tonne-mile demand in 2015.

The outlook for crude tanker fleet utilization and spot tanker rates is expected to remain positive in 2015 based on a shrinking mid-size crude tanker fleet and a continued increase in tanker tonne-mile demand as more crude oil moves on long-haul trades from the Atlantic to Pacific basins. The impact of low oil prices, high refinery throughput, and increased onshore stockpiling in the first quarter of 2015 are also expected to support positive tanker demand in the first half of 2015.

The following table contains the average TCE rates earned by Teekay Tanker’s vessels for 2014 and 2013. As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses.

	Year Ended December 31, 2014			Year Ended December 31, 2013
	Net Revenues (1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3) (in thousands)	Revenue Days	Average TCE per Revenue Day
Voyage-charter contracts - Suezmax	$67,221	2,926	$22,976	$38,659	2,817	$13,550
Voyage-charter contracts - Aframax	$37,777	1,692	$22,321	$14,472	1,183	$12,063
Voyage-charter contracts - LR2	$30,294	1,698	$17,842	$14,633	1,094	$13,164
Voyage-charter contracts - MR	$9,828	697	$14,108	$7,474	555	$13,414
Voyage-charter contracts - VLCC	$1,323	96	$13,805	—	—	—
Time-charter contracts - Suezmax	$13,727	676	$20,292	$13,560	680	$19,875
Time-charter contracts - Aframax	$51,761	2,928	$17,676	$57,226	3,314	$17,140
Time-charter contracts - MR	$13,170	365	$36,081	$16,599	517	$32,008

Total	$225,101	11,078	$20,319	$162,623	10,160	$15,861

(1)	Excludes a total of $6.9 million in pool management fees and commissions payable for commercial management of our vessels and $1.8 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loans of $9.1 million and $7.7 million for 2014 and 2013, respectively.
(3)	Excludes a total of $5.3 million in pool management fees and commissions payable for commercial management of our vessels and $3.2 million in off-hire bunker and other expenses.

Teekay Tankers – Conventional Tankers

As at December 31, 2014, Teekay Tankers owned 27 double-hulled conventional oil tankers, time-chartered in eight Aframax tankers and four LR2 product tankers from third parties and owned a 50% interest in one VLCC.

Income from vessel operations increased to $58.3 million in 2014 compared to $3.4 million in 2013, primarily as a result of:

•	an increase of $44.2 million of revenue resulting from higher average realized TCE rates earned by our Suezmax, Aframax and LR2 tankers in 2014 compared to 2013; and

•

an increase of $7.2 million due to the addition of seven in-chartered Aframax tankers and four in-chartered LR2 product tankers during 2014 and the full year impact of an Aframax tanker in-chartered in 2013, partially offset by the redelivery of an in-chartered Aframax tanker to its owner in 2013; and

•	a gain on sale of vessels of $10.0 million for 2014 related to the sale to TIL of two wholly-owned subsidiaries, each of which owned one VLCC;

partially offset by

•	a decrease of $4.6 million resulting from certain vessels changing employment between fixed-rate charters and voyage charters; and

•	a decrease of $2.4 million due to more off-hire days in 2014 compared to 2013 primarily related to scheduled dry dockings.

Equity income increased to $5.2 million in 2014 compared to $0.9 million in 2013, primarily due to an increase of $2.5 million due to new investments in TIL and TTOL during 2014 and an increase of $1.8 million from the High-Q joint venture primarily due to the full year of operations in 2014 of a VLCC which delivered to the joint venture during 2013.

Teekay Parent

Recent Developments in Teekay Parent

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, we declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire while the necessary repairs and upgrades were completed and the weather permitted re-installation of the unit on the Banff field. We do not have off-hire insurance covering the Banff FPSO. The repairs and upgrades were completed in 2014, and the Banff FPSO unit resumed production on the Banff field in July 2014, where it is expected to remain under contract until the end of 2020.

We expect that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through our insurance coverage, subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. In addition, we incurred certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit shuttle tanker related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and returned to service on the Banff field at the same time as the Banff FPSO unit. The total of these capital upgrade costs is approximately $181 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure. Any capital upgrade costs not recovered from the charterer are expected to be capitalized to the vessel cost.

In March 2014, Teekay exercised its rights under security documentation to realize the amounts owed under our investment in a term loan and assumed full ownership of one VLCC vessel, which previously secured its investment in the term loan. At the time of Teekay’s assumption of ownership, this vessel had a fair value of approximately $78 million, which exceeded the carrying value of the loan. As a result of the exercise of remedies and the increase in the VLCC vessel value during early 2014, in the first quarter of 2014 we recognized $6.1 million of interest owing under the loan.

Operating Results – Teekay Parent

The following table compares Teekay Parent’s operating results and number of calendar-ship-days for its vessels for 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for 2014 and 2013, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days)	Offshore Production		Conventional Tankers		Other and Corporate G&A		Teekay Parent Total
	2014	2013	2014	2013	2014	2013	2014	2013
Revenues	259,945	282,687	94,376	83,520	95,791	73,801	450,112	440,008
Voyage expenses	(15)	—	(8,855)	(2,609)	263	(195)	(8,607)	(2,804)

Net revenues	259,930	282,687	85,521	80,911	96,054	73,606	441,505	437,204

Vessel operating expenses	(212,159)	(212,328)	(29,633)	(35,752)	(26,488)	(18,477)	(268,280)	(266,557)

Time-charter hire expense	(29,623)	(32,276)	(54,720)	(93,576)	(42,426)	(40,064)	(126,769)	(165,916)
Depreciation and amortization	(78,630)	(77,551)	(2,216)	(9,882)	774	2,306	(80,072)	(85,127)
General and administrative (1)	(21,778)	(26,721)	(3,992)	(7,093)	(9,321)	(25,188)	(35,091)	(59,002)
Asset (impairments) recoveries	—	—	—	(92,699)	—	20,040	—	(72,659)
Loan loss provision reversal (provision)	2,521	(2,634)	—	—	—	1,886	2,521	(748)
Net gain (loss) on sale of vessels and equipment	935	1,337	(502)	—	—	1,030	433	2,367
Restructuring charges	—	—	(6,865)	—	(1,105)	(2,774)	(7,970)	(2,774)

(Loss) income from vessel operations	(78,804)	(67,486)	(12,407)	(158,091)	17,488	12,365	(73,723)	(213,212)

Equity (loss) income	(1,357)	4,649	3,052	1,291	(2,546)	(269)	(851)	5,671

Calendar-Ship-Days(2)
FPSO Units	1,444	1,460	—	—	—	—	1,444	1,460
Conventional Tankers	—	—	3,667	5,413	—	—	3,667	5,413
Gas carriers	—	—	—	—	730	730	730	730
FSO Units	—	—	—	—	503	365	503	365

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from three FPSO units and one conventional tanker, all remaining calendar-ship-days presented relate to in-chartered days.

Teekay Parent – Offshore Production

Offshore Production consists of our FPSO units. As at December 31, 2014, we had a direct interest in three 100% owned FPSO units and one FPSO which delivered in 2014 but is not yet fully in service.

The charter contract for the Petrojarl I FPSO unit ended in April 2013 and the unit has since been off-hire. In December 2014, we sold the Petrojarl I FPSO unit to Teekay Offshore.

From the fourth quarter of 2012 through the fourth quarter of 2014, the Foinaven FPSO unit experienced lower than planned production levels due to equipment-related operational issues. In July 2013, we and the charterer agreed to halt production temporarily in order to repair the FPSO unit’s two gas compression trains and repair the charterer’s subsea system. The first compressor train was repaired in August 2013, allowing the unit to recommence partial operations. In March 2014, the Foinaven FPSO unit temporarily halted production as a result of issues with its one operating gas compressor train, and as its second compressor train had not yet completed its repair after sustaining damage in July 2013. In April 2014, one of the Foinaven FPSO’s compressor trains was repaired allowing the unit to recommence partial operations. Repairs to the second compressor train were completed in July 2014, after which the unit was available to produce at its maximum capacity. However, due to issues with the subsea flow lines, which are the responsibility of the charterer, the field has been unable to produce at maximum capacity. In addition, the Foinaven FPSO charter contract includes incentives based on total oil production in the year, certain operational measures, and the average annual oil price. The decline in the price of oil in the fourth quarter of 2014 negatively impacted our incentive compensation for 2014 and may negatively impact our revenues in future periods if the oil price remains at or falls from current levels.

In May 2014, the customer extended the Hummingbird Spirit FPSO unit’s charter contract by a firm period of one year until December 31, 2015, with charterer’s options to extend the contract up to March 2017. The Hummingbird Spirit FPSO charter contract also includes an incentive based on the oil price in which our compensation will be negatively impacted by the recent decline in oil prices and any continuation or deterioration of current prices.

As discussed above, the Banff FPSO unit completed its repairs and upgrades following storm damage in December 2011, and resumed production on the Banff field in July 2014.

We accounted for the Voyageur Spirit as a VIE from November 2011 to May 2013 when we acquired the unit and immediately sold the unit to Teekay Offshore.

The number of Teekay Parent’s FPSO units for 2014 decreased compared to the same periods last year due to the sale of the Petrojarl I FPSO unit to Teekay Offshore in December 2014.

Loss from vessel operations increased to $78.8 million during 2014 compared to $67.5 million in 2013, primarily as a result of:

•

an increase of $9.7 million related to the Petrojarl Foinaven due to lower tariff revenue resulting from lower production and higher repairs and maintenance caused by the compressor and sub-sea issues discussed above;

•	an increase of $9.6 million due to the Petrojarl I FPSO unit’s contract expiration and subsequent lay-up;

•	an increase of $4.9 million incurred for pre-operating costs on the Knarr FPSO unit prior to its mobilization to the North Sea; and

•

an increase of $3.2 million relating to the Hummingbird Spirit FPSO unit, primarily due to higher repairs and maintenance costs associated with mooring line repairs and lower amortization of an in-process revenue contract as the amortization period was completed;

partially offset by:

•

a decrease of $9.2 million due to the Petrojarl Banff FPSO unit recommencing operations under its time-charter contract in July 2014, partially offset by lower amortization of the in-process revenue contract as a result of the extension of the amortization period compared to 2013;

•

a decrease of $5.2 million related to the reversal in 2014 of a $2.5 million provision for a FPSO front-end engineering and design (or FEED) study completed in 2013 which was provided for in 2013 (please read “Item 18 – Financial Statements: Note 18b – Asset Impairments and Provisions”); and

•	a decrease of $2.6 million related to FEED studies completed during the third quarter of 2013 for which we received compensation.

Teekay Parent – Conventional Tankers

As at December 31, 2014, Teekay Parent had a direct interest in one conventional tanker, two chartered-in conventional tankers from third parties, and four chartered-in conventional tankers from Teekay Offshore. The average fleet size (including vessels chartered-in), as measured by calendar-ship-days, decreased in 2014 compared with 2013 due to the redeliveries to their owners of two chartered-in Suezmax tankers, six chartered-in Aframax tankers and one chartered-in MR product tanker during 2014, and the sale of four Suezmax tankers during 2014, partially offset by a new time-charter arrangement for two Aframax tankers during 2014 and the addition of one VLCC during 2014. The collective impact from the above noted fleet changes are referred to below as the Net Fleet Reductions.

Loss from vessel operations decreased to $12.4 million during 2014 compared to $158.1 million in 2013, primarily as a result of:

•	a decrease of $92.7 million from the write down in 2013 of four Suezmax tankers to their estimated fair value of $163.2 million, which consisted of their sale price;

•	a net decrease of $45.6 million due to the Net Fleet Reductions; and

•	a net decrease of $8.0 million due to higher average spot tanker TCE rates;

partially offset by

•

a $6.9 million restructuring charge in 2014 for the termination of the employment of certain seafarers upon the redelivery of an in-chartered MR product tanker to its owner in 2014. Please read Item 18. Financial Statements: Note 20—Restructuring Charges.

Teekay Parent – Other and Corporate G&A

As at December 31, 2014, Teekay Parent had two chartered-in LNG carriers owned by Teekay LNG, two chartered-in FSO units owned by Teekay Offshore, and interest income received from, and reversal of previously recognized loss provision on, an investment in a term loan.

Income from vessel operations increased to $17.5 million during 2014 compared to $12.4 million in 2013, primarily as a result of:

•

an increase of $15.9 million due to lower general and administrative expenses in 2014, primarily as a result of business development fees received from subsidiaries and various cost-saving initiatives that we have undertaken;

•	an increase of $6.1 million due to the Arctic Spirit being off-hire for 41 days in 2013 for a scheduled dry docking;

•	an increase of $6.1 million mainly due to the interest income recognized in 2014 related to Teekay Parent’s investment in a term loan which was entered into during 2011; and

•	an increase of $4.0 million from transaction fees received from TIL for our arrangement of the purchasing and selling of their vessels;

partially offset by

•

a decrease of $20.4 million due to the reversal in 2013 of impairment charges initially recognized in 2012 (Teekay Offshore recognized impairment charges of $18.1 million relating to two conventional tankers during 2013; Teekay Parent had already recognized these impairment charges during the three months ended December 31, 2012 and, therefore, reversed the impairment charge on consolidation. Teekay Parent further reversed $1.9 million in 2013 of a previously recognized loss provision relating to an investment in a term loan; and

•	a decrease of $2.1 million due to a crew pension adjustment from our Australian operations in 2013.

Equity (loss) income decreased to $(0.9) million in 2014 compared to $5.7 million in 2013, primarily due to lower license fee revenues, higher consulting costs, a one-time office lease settlement payment during 2014 in Teekay Parent’s 43% investment in Sevan Marine ASA, and the sale of Teekay Parent’s 50% interest in the Itajai FPSO unit to Teekay Offshore in June 2013.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for 2014 and 2013:

(in thousands of U.S. dollars, except percentages)	Year Ended December 31,
	2014	2013	% Change
Interest expense	(208,529)	(181,396)	15.0
Interest income	6,827	9,708	(29.7)
Realized and unrealized (losses) gains on non-designated derivative instruments	(231,675)	18,414	(1,358.1)
Foreign exchange gain (loss)	13,431	(13,304)	(201.0)
Other (loss) income	(1,152)	5,646	(120.4)
Income tax expense	(10,173)	(2,872)	254.2

Interest expense. Interest expense increased to $208.5 million in 2014, compared to $181.4 million in 2014, primarily due to:

•

an increase of $22.1 million due to the $300 million senior unsecured bonds issued by Teekay Offshore during the second quarter of 2014 and the borrowings by Teekay Offshore relating to the Voyageur Spirit FPSO, the four BG Shuttle Tankers that commenced operations during 2013 and early-2014, and the Suksan Salamander which commenced operations in the second quarter of 2014;

•	an increase of $7.0 million relating to two new debt facilities of Teekay LNG used to fund the deliveries of the two Awilco LNG Carriers in late-2013; and

•

an increase of $5.2 million primarily from Teekay Offshore’s issuance of NOK 1,000 million senior unsecured bonds in January 2014, partially offset by the repurchase by Teekay Offshore of NOK 388.5 million of the existing NOK 600 million senior unsecured bond issue during the first quarter of 2013 and of the remaining NOK 211.5 million that matured in November 2013;

•	an increase of $4.7 million as a result of the Teekay LNG NOK 900 million bond issuance in September 2013; and

•

an increase of $3.0 million relating to accelerated amortization of Teekay Nakilat Joint Venture’s deferred debt issuance cost upon the termination of the leasing of the RasGas II LNG Carriers and related debt refinancing in 2014;

partially offset by

•	a decrease of $7.8 million due to a decrease in LIBOR and due to debt repayments during 2013 and in 2014; and

•

a decrease of $5.8 million due to lower interest on capital lease obligations due to the sales of the Tenerife Spirit, Algeciras Spirit and Huelva Spirit in December 2013, February 2014 and August 2014, respectively, and related cancelations of the capital leases.

Realized and unrealized (losses) gains on non-designated derivative instruments. Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income (loss). Net realized and unrealized (losses) gains on non-designated derivatives were $(231.7) million for 2014, compared to $18.4 million for 2013, as detailed in the table below:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2014	2013
Realized losses relating to:
Interest rate swap agreements	(125,424)	(122,439)
Interest rate swap agreement terminations	(1,319)	(35,985)
Foreign currency forward contracts	(4,436)	(2,027)

	(131,179)	(160,451)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(86,045)	182,800
Foreign currency forward contracts	(16,926)	(3,935)
Stock purchase warrants	2,475	—

	(100,496)	178,865

Total realized and unrealized (losses) gains on derivative instruments	(231,675)	18,414

The realized losses relate to amounts we actually realized or paid to settle such derivative instruments and interest rate swap agreement amendments. The unrealized (losses) gains on interest rate swaps for 2014 and 2013 were primarily due to changes in the forward interest rates.

During 2014 and 2013, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.6 billion and $3.8 billion, respectively, with average fixed rates of approximately 3.6% and 3.6%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $125.4 million and $122.4 million during 2014 and 2013, respectively, under the interest rate swap agreements. We also incurred realized losses of $1.3 million during 2014 from the termination of interest rate swaps relating to three capital leases, partially offset by a gain on an early termination of one interest rate swap, compared to losses of $36.0 million during 2013 from the termination of two interest rate swaps, one of which was terminated prior to our acquisition of the Voyageur Spirit FPSO unit and while we accounted for the unit as a VIE.

Primarily as a result of significant changes in long-term benchmark interest rates during 2014 and 2013, we recognized unrealized losses of $86.0 million for 2014 compared with unrealized gains of $182.8 million for 2013 under the interest rate swap agreements. Primarily as a result of the weakening NOK during 2014 from 2013, we recognized unrealized losses of $16.9 million for 2014 compared with $3.9 million for 2013 under the foreign currency forward contracts.

In January 2014, we and Teekay Tankers formed TIL. We and Teekay Tankers purchased 5.0 million shares of common stock, representing an initial aggregate 20% interest in TIL, as part of a $250 million private placement by TIL, which represented a total investment by us and Teekay Tankers of $50.0 million. In addition, we and Teekay Tankers received stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in NOK, we and Teekay Tankers may also exercise their stock purchase warrants at 61.67 NOK per share using a cashless exercise procedure. During the 2014, we recognized a $2.5 million unrealized gain on the stock purchase warrants which are included in the total unrealized derivative (losses) gains. Please read “Item 18. Financial Statements: Note 15 - Derivative Instruments and Hedging Activities.”

Foreign Exchange Gain (Loss). Foreign currency exchange gains (losses) were $13.4 million in 2014 compared to $(13.3) million in 2013. Our foreign currency exchange gains (losses), substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized (losses) gains on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. During 2013, Teekay Offshore repurchased NOK 388.5 million of its existing NOK 600 million senior unsecured bond issue that matured in November 2013. Associated with this repurchase, we recorded $6.6 million of realized losses on the repurchased bonds, and recorded $6.8 million of realized gains on the settlements of the associated cross currency swap. For 2014, foreign currency exchange gains include realized losses of $4.0 million (2013 - gains of $2.1 million) and unrealized losses of $167.3 million (2013 - $65.4 million) on our cross currency swaps and unrealized gains of $156.2 million (2013 - $53.8 million) on the revaluation of our NOK-denominated debt. For 2014, foreign currency exchange gains (losses) include the revaluation of our Euro-denominated restricted cash, debt and capital leases of $34.3 million as compared to $(12.5) million for 2013.

Income Tax Expense. Income tax expense was $10.2 million in 2014 compared to $2.9 million in 2013. The increase in income tax expense for 2014 was primarily due to higher income in 2014 from the termination of capital lease obligations and refinancing in the Teekay Nakilat Joint Venture, lower net reversals of uncertain tax position accruals during 2014, recognition of valuation allowances against deferred tax assets during 2014, utilization of tax losses relating to certain entities in Norway, United Kingdom and Australia, partially offset by an increase in loss carry-forwards relating to certain entities in Norway.

Year Ended December 31, 2013 versus Year Ended December 31, 2012

Teekay Offshore

Operating Results – Teekay Offshore

The following table compares Teekay Offshore’s operating results and number of calendar-ship-days for its vessels for 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for 2013 and 2012, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days)	Offshore Logistics		Offshore Production		Conventional Tankers		Teekay Offshore Total
	2013	2012	2013	2012	2013(2)	2012(2)	2013(2)	2012(2)
Revenues	611,035	632,420	284,932	231,688	55,010	100,086	950,977	964,194
Voyage expenses	(99,111)	(104,794)	—	—	(5,214)	(21,890)	(104,325)	(126,684)

Net revenues	511,924	527,626	284,932	231,688	49,796	78,196	846,652	837,510

Vessel operating expenses	(185,699)	(199,212)	(152,616)	(111,855)	(9,664)	(20,795)	(347,979)	(331,862)
Time-charter hire expense	(56,682)	(56,989)	—	—	—	—	(56,682)	(56,989)
Depreciation and amortization	(126,091)	(131,959)	(66,404)	(50,905)	(7,747)	(11,767)	(200,242)	(194,631)
General and administrative (1)	(24,374)	(21,984)	(17,742)	(11,208)	(3,134)	(2,567)	(45,250)	(35,759)
Asset impairments	(76,782)	(24,542)	—	—	(18,164)	(1,693)	(94,946)	(26,235)
Net loss on sale of vessels and equipment	—	—	—	—	(301)	(5,982)	(301)	(5,982)
Restructuring charges	(2,169)	(647)	—	—	(192)	(468)	(2,361)	(1,115)

Income from vessel operations	40,127	92,293	48,170	57,720	10,594	34,924	98,891	184,937

Equity income	—	—	6,731	—	—	—	6,731	—

Calendar-Ship-Days(3)
Shuttle Tankers	12,370	12,989	—	—	—	—	12,370	12,989
FSO Units	2,100	1,830	—	—	—	—	2,100	1,830
FPSO Units	—	—	1,339	1,098	—	—	1,339	1,098
Conventional Tankers	—	—	—	—	1,888	3,437	1,888	3,437

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore logistics, offshore production and conventional tankers based on estimated use of corporate resources.

(2)

Operating results of conventional tankers sold by Teekay Offshore during 2013 and 2012 are presented herein as they considered part of income from continuing operations from the perspective of Teekay consolidated as we continue to operate and re-invest in this line of business, although re-investment is not expected to occur within Teekay Offshore. In Teekay Offshore, these vessels have been accounted for as discontinued operations.

(3)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Teekay Offshore – Offshore Logistics

Offshore Logistics consists of Teekay Offshore’s shuttle tankers, FSO units and HiLoad unit. As at December 31, 2013, Teekay Offshore’s shuttle tanker fleet consisted of 36 vessels that operated under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 36 shuttle tankers, six were owned through 50% owned subsidiaries, three through a 67% owned subsidiary and three were chartered-in (of which one was redelivered to its owner in January 2014), with the remainder owned 100% by Teekay Offshore.

As at December 31, 2013, Teekay Offshore’s FSO fleet consisted of five units that operate under fixed-rate time charters or fixed-rate bareboat charters. During the second quarter of 2013, Teekay Offshore committed to converting one of its shuttle tankers, the Navion Clipper, into an FSO unit. Teekay Offshore has 100% ownership interests in the operating FSO units.

The average size of Teekay Offshore’s owned shuttle tanker fleet decreased in 2013 compared to 2012, primarily due to the sale of the Navion Fennia in July 2012, the sale of the Navion Savonita in December 2012, the sale of the Basker Spirit in January 2013, the in-progress conversion of the Navion Clipper to an FSO unit, and the redelivery of one of Teekay Offshore’s in-chartered shuttle tankers in December 2013, partially offset by the delivery of the four BG Shuttle Tankers to Teekay Offshore during 2013. Included in calendar-ship-days is one owned shuttle tanker that has been in lay-up since May 2012 following its redelivery to Teekay Offshore upon maturity of its time-charter-out contract in April 2012.

The average number of Teekay Offshore’s FSO units for 2013 increased from 2012 due to the commencement of the conversion of the Navion Clipper shuttle tanker to an FSO unit in April 2013.

Income from vessel operations decreased to $40.1 million in 2013 compared to $92.3 million in 2012, primarily as a result of:

•

A decrease of $52.2 million related to asset impairments of $76.8 million during 2013 for six shuttle tankers that were written down to their estimated fair value as the result of the re-contracting of one of the vessels at lower rates than expected, the cancellation of a short-term contract and a change in expectations for the contract renewal for two of the shuttle tankers, a cancellation of a contract renewal and expected sale of an aging vessel; compared to $24.5 million in asset impairments in 2012 related to five of Teekay Offshore’s shuttle tankers;

•	a decrease of $6.8 million due to the sale of the Navion Savonita in December 2012; and

•	a decrease of $2.0 million due to fewer opportunities to trade excess capacity in the conventional spot market;

partially offset by

•

an increase of $5.9 million from lower depreciation expense in 2013 mainly due to the lay-up of two vessels following their redelivery to Teekay Offshore in April 2012 and November 2012, the sale of vessels in 2013 and 2012 and the asset impairments taken in 2013 and 2012, partially offset by the delivery of the four BG Shuttle Tankers; and

•

an increase of $1.1 million due to the commencement of the ten-year time-charter contracts in June 2013, August 2013 and November 2013 for three of the four BG Shuttle Tankers, the Samba Spirit, the Lambada Spirit and the Bossa Nova Spirit, respectively.

Teekay Offshore – Offshore Production

Offshore Production consists of Teekay Offshore’s FPSO units. As at December 31, 2013, Teekay Offshore’s FPSO fleet consisted of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit and the Voyageur Spirit FPSO units, all of which Teekay Offshore owns 100%, and a 50% interest in the Itajai FPSO unit. Teekay Offshore acquired the Voyageur Spirit FPSO unit and its interest in the Itajai FPSO unit from us in May 2013 and June 2013, respectively.

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, Teekay Offshore acquired the unit from us. Upon commencing production, Teekay Offshore had a specified time period to receive final acceptance from the charterer; however due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO unit were completed and the unit achieved full production capacity. Teekay Offshore entered into an interim agreement with E.ON Ruhrgas UK GP Limited (or E.ON), the charterer, whereby Teekay Offshore was compensated for production beginning August 27, 2013 until final acceptance on February 22, 2014. Until the Voyageur Spirit FPSO unit was declared on hire, we indemnified Teekay Offshore for certain production shortfalls and unreimbursed vessel operating expenses. For the period from April 13, 2013 to December 31, 2013, we indemnified Teekay Offshore for a total of $34.9 million for production shortfalls and unreimbursed repair costs. Amounts paid as indemnification from us to Teekay Offshore were treated as a reduction in the purchase price Teekay Offshore paid for the FPSO unit.

The number of Teekay Offshore’s FPSO units for 2013 increased compared to 2012 due to the acquisition of the Voyageur Spirit on May 2, 2013.

Income from vessel operations decreased to $48.2 million in 2013 from $57.7 million in 2012, primarily as a result of:

•	a decrease of $6.5 million due to additional general and administrative expenses relating to the acquisition of the Voyageur Spirit FPSO unit in May 2013;

•

a decrease of $6.4 million due to the Rio das Ostras earning a 95% standby rate while it was in shutdown and being relocated to a new oil field in 2013, a lower credit earned from the charterer for unused maintenance days under the service contract and higher maintenance work while on shutdown and being relocated to a new oil field in 2013; and

•

a decrease of $5.6 million due to higher crew and manning costs mainly relating to the Petrojarl Varg due to higher salaries, crew levels and crew expenses and higher maintenance costs due to increased class work performed during 2013;

partially offset by

•

an increase of $6.8 million, excluding general and administrative expenses, due to the acquisition of the Voyageur Spirit FPSO unit in May 2012, partially offset by higher repair and maintenance costs on the unit in 2013;

Equity income was $6.7 million for 2013 relating to Teekay Offshore’s 50% ownership interest in the Itajai FPSO unit, which Teekay Offshore acquired from us in June 2013.

Teekay Offshore – Conventional Tankers

As at December 31, 2013, Teekay Offshore owned 100% interests in two Aframax conventional crude oil tankers (which operate under fixed-rate time charters with us), and two vessels, that have additional equipment for lightering, which operated under fixed-rate bareboat charters with Skaugen PetroTrans (our 50% owned joint venture).

In addition, the table above includes six additional conventional tankers that Teekay Offshore owns, including one tanker sold during the third quarter of 2013, two tankers sold during the first half of 2013 and three tankers sold in the second half of 2012. During the first and second quarters of 2013 and the second quarter of 2012, Teekay Offshore terminated the long-term time-charter-out contracts employed by three of Teekay Offshore’s conventional tankers with a subsidiary of ours. Teekay Offshore received early termination fees from us of $6.8 million, $4.5 million and $14.7 million in the first and second quarter of 2013 and the second quarter of 2012, respectively.

Income from vessel operations decreased to $10.6 million in 2013 from $34.9 million in 2012, primarily as a result of asset impairments during 2013, the related sale of three vessels during 2013 and the three tankers sold in the second half of 2012, partially offset by termination fees received by Teekay Offshore from Teekay Parent in 2013 as a result of Teekay Parent’s early cancellation of in-charter contracts from Teekay Offshore.

Teekay LNG

Operating Results – Teekay LNG

The following table compares Teekay LNG’s operating results and number of calendar-ship-days for its vessels for 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for 2013 and 2012, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days)	Liquefied Gas Carriers		Conventional Tankers		Teekay LNG Total
	2013	2012	2013	2012	2013	2012
Revenues	285,694	278,511	113,582	113,740	399,276	392,251
Voyage expenses	(407)	(66)	(2,450)	(1,706)	(2,857)	(1,772)

Net revenues	285,287	278,445	111,132	112,034	396,419	390,479
Vessel operating expenses	(55,459)	(50,124)	(44,490)	(44,412)	(99,949)	(94,536)
Depreciation and amortization	(71,485)	(69,064)	(26,399)	(30,761)	(97,884)	(99,825)
General and administrative (1)	(13,913)	(13,224)	(6,531)	(5,736)	(20,444)	(18,960)
Asset impairments	—	—	—	(29,367)	—	(29,367)
Restructuring charges	—	—	(1,786)	—	(1,786)	—

Income from vessel operations	144,430	146,033	31,926	1,758	176,356	147,791

Equity income	123,282	78,866	—	—	123,282	78,866

Calendar-Ship-Days(2)
Liquefied Gas Carriers	5,981	5,856	—	—	5,981	5,856
Conventional Tankers	—	—	3,994	4,026	3,994	4,026

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to consolidated vessels.

Teekay LNG – Liquefied Gas Carriers

As at December 31, 2013, Teekay LNG’s liquefied gas fleet, including newbuildings, included 34 LNG carriers and 33 LPG/Multigas carriers, in which its interests ranged from 33% to 100%. The number of calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 5,981 days in 2013 from 5,856 days in 2012, as a result of the acquisition and delivery of the two Awilco Carriers on September 16, 2013 and November 28, 2013, respectively.

Income from vessel operations decreased to $144.4 million in 2013 compared to $146.0 million in 2012, primarily as a result of:

•	a decrease of $4.3 million due to the Catalunya Spirit being off-hire for 21 days in 2013 for a scheduled dry docking; and

•	a decrease of $2.6 million due to the Arctic Spirit being off-hire for 41 days in 2013 for a scheduled dry docking and an off-hire adjustment incurred associated with its dry docking in 2013;

partially offset by:

•	an increase of $5.0 million as a result of the acquisition and delivery of the Awilco LNG Carriers on September 16, 2013 and November 28, 2013.

Equity income related to Teekay LNG’s liquefied gas carriers increased to $123.3 million in 2013 compared to $78.9 million in 2012, as set forth in the table below:

	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Total Equity Income
Year ended December 31, 2013	29,178	10,650	17,415	43,428	22,611	123,282
Year ended December 31, 2012	13,015	7,994	—	39,349	18,508	78,866

Change	16,163	2,656	17,415	4,079	4,103	44,416

Equity income increased for 2013 by $44.4 million from the prior year, primarily as a result of:

•	an increase of $17.4 million due to Teekay LNG’s acquisition of a 50% ownership interest in Exmar LPG BVBA in February 2013;

•

an increase of $16.2 in Teekay LNG’s 33% investment in the four Angola LNG Carriers, primarily due to the change in unrealized gains on derivative instruments as a result of long-term LIBOR benchmark interest rates increasing, as compared to 2012;

•	an increase of $7.6 million from a full year of operations from Teekay LNG’s 52% ownership interest in the six Malt Carriers, which interest was acquired in February 2012;

•

an increase of $4.1 million in Teekay LNG’s 40% investment in the four LNG carriers owned by the RasGas 3 Joint Venture, primarily due to the change in unrealized gains on derivative instruments as a result of long-term LIBOR benchmark interest rates increasing, as compared to 2012; and

•

an increase of $2.7 million due to higher net income from Teekay LNG’s 50% investment in two LNG carriers from its LNG joint venture with Exmar NV (or Exmar LNG Carriers) primarily resulting from a provision from a customer’s claim relating to the two LNG carriers in 2012 and from the off-hire of Excalibur for scheduled dry docking during 2012;

partially offset by:

•

a decrease of $2.4 million primarily due to the dry docking of the Methane Spirit during March 2013 resulting in 28 off-hire days and higher interest margins upon completion of debt refinancing within the Teekay LNG-Marubeni Joint Venture relating to the MALT LNG Carriers in June and July 2013; and

•	a decrease of $1.0 million relating to the ineffective portion of the hedge accounted interest rate swap within the Teekay LNG-Marubeni Joint Venture that was entered into during 2013.

Teekay LNG – Conventional Tankers

As at December 31, 2013, Teekay LNG’s conventional tanker fleet included nine Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, six of which it owns and four of which it leases under capital leases. All of Teekay LNG’s conventional tankers operated under fixed-rate charters. The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased to 3,994 days in 2013 from 4,026 days in 2012 as the charterer and owner of five of Teekay LNG’s conventional vessels under capital lease sold the Tenerife Spirit in December 2013 and on redelivery of the vessel to the owner, the charter contract with Teekay LNG was terminated.

Income from vessel operations increased to $31.9 million during 2013 compared to $1.8 million in 2012, primarily as a result of:

•

an increase of $29.4 million due to vessel write-downs and a $4.4 million increase due to lower depreciation in 2013, relating to the write-downs of Algeciras Spirit, Huelva Spirit and Tenerife Spirit in the fourth quarter of 2012, partially offset by the accelerated amortization of the intangible assets relating to the charter contracts of these vessels as Teekay LNG expected the life of these intangible assets to be shorter than originally assumed in prior periods;

partially offset by:

•

a decrease of $2.5 million in net revenues due to the African Spirit, Asian Spirit and European Spirit being off-hire for 26, 22, and 25 days, respectively, as a result of scheduled dry dockings during 2013; and

•

a decrease of $1.8 million in restructuring charges in 2013 was related to the seafarer severance payments upon the owner selling Teekay LNG’s vessels under capital lease, the Tenerife Spirit and Algeciras Spirit.

Teekay Tankers

Operating Results – Teekay Tankers

The following table compares Teekay Tanker’s operating results and number of calendar-ship-days for its vessels for 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for 2013 and 2012, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Year Ended December 31,
	2013	2012
Revenues	170,087	197,429
Voyage expenses	(8,337)	(4,618)

Net revenues	161,750	192,811
Vessel operating expenses	(91,667)	(96,160)
Time-charter hire expense	(6,174)	(3,950)
Depreciation and amortization	(47,833)	(72,365)
General and administrative	(12,594)	(7,985)
Asset impairments	—	(351,355)
Net loss on sale of vessels and equipment	(71)	(1,191)

Income (loss) from vessel operations	3,411	(340,195)

Equity income (loss)	854	(1)

Calendar-Ship-Days(1)
Conventional Tankers	10,427	10,610

(1)	Calendar-ship-days presented relate to consolidated vessels.

Teekay Tankers – Conventional Tankers

As at December 31, 2013, Teekay Tankers owned 27 double-hulled conventional oil tankers, time-chartered in one Aframax tanker from third party and owned a 50% interest in one VLCC.

Income from vessel operations increased to $3.4 million in 2013 compared to a loss of $340.2 million in 2012, primarily as a result of:

•

an increase of $379.5 million due to impairment charges associated with seven Suezmax tankers, four Aframax tankers and one product tanker recorded in fourth quarter of 2012, which also resulted in lower depreciation and amortization; and

•	an increase of $2.6 million of savings in vessel operating expenses and depreciation and amortization due to the sale of the Nassau Spirit in January 2013;

partially offset by

•

a decrease of $13.1 million resulting from various vessels changing employment between fixed-rate charters and voyage charters in 2013, and redeliveries of three in-chartered Aframax tankers to their owners in March 2012, June 2012 and July 2013, partially offset by the addition of an in-chartered Aframax tanker in 2013;

•	a decrease of $6.7 million of revenue resulting from lower average realized TCE rates in 2013 compared to 2012;

•	a decrease of $5.3 million due to an increase in administrative and strategic fees due to the increase in fleet size and increase in management cost allocations in 2013;

•	a decrease of $3.8 million due to a decrease in interest income earned on Teekay Tankers’ investments in term loans;

•	a decrease of $2.3 million due to an increase in pool management costs, pool commissions and off-hire bunker expenses in 2013 compared to 2012; and

•	a decrease of $1.1 million due to more off-hire days in 2013 compared to 2012.

Equity income increased by $0.9 million in 2013 due to a VLCC that is jointly owned by Teekay Tankers and which delivered to the joint venture during 2013.

Teekay Parent

Operating Results – Teekay Parent

The following table compares Teekay Parent’s operating results and number of calendar-ship-days for its vessels for 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for 2013 and 2012, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days)	Offshore Production		Conventional Tankers		Other and Corporate G&A		Teekay Parent Total
	2013	2012	2013	2012	2013	2012	2013	2012
Revenues	282,687	349,647	83,520	150,246	73,801	84,609	440,008	584,502
Voyage expenses	—	—	(2,609)	(6,572)	(195)	64	(2,804)	(6,508)

Net revenues	282,687	349,647	80,911	143,674	73,606	84,673	437,204	577,994

Vessel operating expenses	(212,328)	(242,133)	(35,752)	(33,376)	(18,477)	(15,259)	(266,557)	(290,768)

Time-charter hire expense	(32,276)	(21,741)	(93,576)	(161,654)	(40,064)	(43,307)	(165,916)	(226,702)
Depreciation and amortization	(77,551)	(77,161)	(9,882)	(11,238)	2,306	(678)	(85,127)	(89,077)
General and administrative(1)	(26,721)	(27,091)	(7,093)	(7,362)	(25,188)	(39,543)	(59,002)	(73,996)
Asset (impairments) recoveries	—	—	(92,699)	—	20,040	(25,239)	(72,659)	(25,239)
Loan loss (provision) reversal	(2,634)	—	—	—	1,886	(1,886)	(748)	(1,886)
Net gain (loss) on sale of vessels and equipment	1,337	—	—	198	1,030	—	2,367	198
Restructuring charges	—	—	—	—	(2,774)	(6,450)	(2,774)	(6,450)

(Loss) income from vessel operations	(67,486)	(18,479)	(158,091)	(69,758)	12,365	(47,689)	(213,212)	(135,926)

Equity income (loss)	4,649	6,984	1,291	(6,648)	(269)	10	5,671	346

Calendar-Ship-Days(2)
FPSO Units	1,460	1,464	—	—	—	—	1,460	1,460
Conventional Tankers	—	—	5,413	8,047	—	—	5,413	8,047
Gas Carriers	—	—	—	—	730	730	730	730
FSO Units	—	—	—	—	365	365	365	365

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from three FPSO units and one conventional tanker, all remaining calendar-ship-days presented relate to in-chartered days.

Teekay Parent – Offshore Production

Offshore Production consists of our FPSO units. As at December 31, 2013, we had a direct interest in four 100% owned FPSO units and one FPSO unit under construction, scheduled to deliver in mid-2014. The charter contract for the Petrojarl I FPSO unit ended in April 2013 and the unit has since been off-hire. From the fourth quarter of 2012 through the fourth quarter of 2013, the Foinaven FPSO unit experienced lower than planned production levels due to equipment-related operational issues. In mid-July 2013, we and the charterer agreed to temporarily halt production to repair the FPSO unit’s gas compression trains and repair the subsea system. The first compressor train was repaired in August 2013 allowing the unit to recommence operations. The Banff FPSO unit was under repair following storm damage in December 2011, until its resumption of operations in July 2014.

The number of Teekay Parent’s FPSO units for 2013 decreased compared to 2012 due to the sale of the Voyageur Spirit on May 2, 2013 to Teekay Offshore.

Loss from vessel operations increased to $67.5 million during 2013 compared to $18.5 million in 2012, primarily as a result of:

•

an increase of $16.4 million due to repairs and maintenance costs on the Banff FPSO unit as it was being prepared to resume operations in 2014 as a result of the December 2011 weather-related incident;

•

an increase of $16.0 million due to the expiration of the charter contract for the Petrojarl I in the second quarter of 2013, partially offset by a higher rate earned and a recovery of fuel costs for that unit during the first quarter of 2013;

•

an increase of $9.8 million due to higher crew and maintenance costs from equipment-related operational issues and time-charter hire expense on the Petrojarl Foinaven during 2013 compared to the prior year;

•	an increase of $4.8 million for 2013 mainly due to lower amortization of in-process revenue contracts for the Hummingbird Spirit, partially offset by higher incentive revenues earned;

•	an increase of $3.6 million from the cost of FEED studies during 2013 compared to 2012; and

•	an increase of $3.2 million incurred for pre-operating costs on our FPSO under construction compared to the prior year;

partially offset by

•

a decrease of $8.7 million due to the sale of the Voyageur Spirit FPSO unit from Teekay Parent to Teekay Offshore in May 2013 and capitalization of pre-operating costs during its mobilization phase, which occurred mainly during the first quarter of 2013.

Teekay Parent – Conventional Tankers

As at December 31, 2013, Teekay Parent had a direct interest in four conventional tankers, six chartered-in conventional tankers from third parties, two chartered-in conventional tankers from Teekay Tankers and two chartered-in conventional tankers from Teekay Offshore. The average fleet size (including vessels chartered-in), as measured by calendar-ship-days, decreased in 2013 compared with 2012 due to the redeliveries of four chartered-in Suezmax tankers, ten chartered-in Aframax tankers and two chartered-in LR2 product tankers during 2013, and an overall decrease in the number of calendar days for 2013 due to 2012 being a leap year. The collective impact from the above noted fleet changes are referred to below as the Net Fleet Reductions.

Loss from vessel operations increased to $158.1 million during 2013 compared to $69.8 million in 2012, primarily as a result of:

•

an increase of $92.7 million due to impairment charges for 2013 primarily due to the disposal of four 2009-built Suezmax tankers to a new entity; the four Suezmax tankers were written down to their estimated fair value of $163.2 million;

•	an increase of $18.6 million due to lower average spot tanker TCE rates earned and lower average charter rates earned from charter renewals; and

•	an increase of $5.3 million due to lower interest income earned on Teekay Parent’s investment in a term loan;

partially offset by

•

a net decrease of $29.6 million due to savings in the time-charter hire expense resulting from the Net Fleet Reductions, partially offset by a decrease in net revenues resulting from the Net Fleet Reductions.

Teekay Parent – Other and Corporate G&A

As at December 31, 2013, Teekay Parent had two chartered-in LNG carriers owned by Teekay LNG, one chartered-in FSO units owned by Teekay Offshore, and interest income received from and reversal of previously recognized loss provision, on an investment in a term loan.

Income from vessel operations increased to $12.4 million during 2013 compared to a loss of $47.7 million in 2012, primarily as a result of:

•

an increase of $45.3 million due to the reversal in 2013 of impairment charges initially recognized in 2012 (Teekay Offshore recognized impairment charges of $18.1 million relating to two conventional tankers during 2013; Teekay Parent recognized these impairment charges during the three months ended December 31, 2012 and, therefore, reversed the impairment charge on consolidation). In 2012 Teekay Parent also had an impairment on the 1988-built Pattani Spirit FSO unit of $5.4 million;

•

an increase of $11.1 million due to lower general and administrative expenses in 2013 primarily as a result of various cost-saving initiatives that we have undertaken, partially offset by lower business development fees received from subsidiaries in 2013 compared to 2012;

•	an increase of $3.8 million due to the reversal of an allowance provided in 2012 in respect of Teekay Parent’s investment in term loan; and

•	an increase of $3.7 million due to lower restructuring charges in 2013 compared to 2012 relating to costs incurred in association with the reorganization of our marine operations;

partially offset by

•	a decrease of $2.9 million mainly due to the interest income earned in 2012 by Teekay Parent’s investment in a term loan which was entered into during 2011.

Equity income increased to $5.7 million in 2013 compared to $0.3 million in 2012, due to equity income from Teekay Parent’s investment in Petrotrans Holdings Ltd., an increase in Teekay Parent’s 43% investment in Sevan Marine ASA, an increase related to the impairment of Alta Shipping in 2012 and losses incurred from the Baúna and Piracaba (previously named Tiro and Sidon) joint venture as the Itajai FPSO unit commenced operations in February 2013, partially offset by a gain on sale of Teekay Parent’s interest in the Ikdam FPSO unit in 2012.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for 2013 and 2012:

(in thousands of U.S. dollars, except percentages)	Year Ended December 31,
	2013	2012	% Change
Interest expense	(181,396)	(167,615)	8.2
Interest income	9,708	6,159	57.6
Realized and unrealized gains (losses) on non-designated derivative instruments	18,414	(80,352)	(122.9)
Foreign exchange loss	(13,304)	(12,898)	3.1
Other income	5,646	366	1,442.6
Income tax (expense) recovery	(2,872)	14,406	(119.9)

Interest Expense. Interest expense increased to $181.4 million in 2013, compared to $167.6 million in 2012, primarily due to:

•	an increase of $11.9 million as a result of the NOK-denominated bond issuances by Teekay LNG in May 2012 and September 2013 and Teekay in October 2012;

•	an increase of $10.8 million related to the Voyageur Spirit credit facility, as interest expense was capitalized during the upgrade period of the Voyageur Spirit FPSO unit, which ended in May 2013;

•

a net increase of $7.3 million primarily from the issuance by Teekay Offshore of the NOK 1.3 billion senior unsecured bonds in January 2013, partially offset by the repurchase of NOK 388.5 million of Teekay Offshore’s existing NOK 600 million senior unsecured bond issue that matured in November 2013;

•	an increase of $5.9 million due to the drawdown of new debt facilities relating to the four BG Shuttle Tankers that delivered to Teekay Offshore during the last three quarters of 2013;

•	an increase of $4.8 million as a result of a new revolving credit facility Teekay Parent entered into in December 2012; and

•

an increase of $1.8 million due to an interest rate adjustment on Teekay LNG’s Suezmax tanker capital lease obligations (however, under the terms of the time-charter contracts for these vessels, Teekay LNG has a corresponding increase in charter receipts, which are reflected as an increase to voyage revenues);

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

During 2013 and 2012, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.8 billion and $3.9 billion, respectively, with average fixed rates of approximately 3.6% and 3.9%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $122.4 million and $123.3 million during 2013 and 2012, respectively, under the interest rate swap agreements. We also incurred realized losses of $36.0 million during 2013 from the termination of two interest rate swaps, one of which was terminated prior to our acquisition of the Voyageur Spirit FPSO unit and while we accounted for the unit as a VIE.

Primarily as a result of significant changes in long-term benchmark interest rates during 2013 and 2012, we recognized unrealized gains of $178.9 million and $30.3 million, respectively. Please read “Item 18. Financial Statements: Note 15 - Derivative Instruments and Hedging Activities.”

Foreign Exchange Loss. Foreign currency exchange losses were $13.3 million in 2013 compared to $12.9 million in 2012. Our foreign currency exchange losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized losses on our cross currency swaps. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. During 2013, Teekay Offshore repurchased NOK 388.5 million of its existing NOK 600 million senior unsecured bond issue that matures in November 2013. Associated with this, Teekay Offshore recorded $6.6 million of realized losses on the repurchased bonds, and recorded $6.8 million of realized gains on the settlements of the associated cross currency swap. Excluding this, for 2013, foreign currency exchange gains include realized gains of $2.1 million (2012 - $3.6 million) and unrealized losses of $65.4 million (2012 - unrealized gain of $10.7 million) on our cross currency swaps and unrealized gains of $53.8 million (2012 - losses of $17.7 million) on the revaluation of our NOK-denominated debt. For 2013, foreign currency exchange losses include the revaluation of our Euro-denominated restricted cash, debt and capital leases of $12.5 million as compared to $4.7 million for 2012.

Income Tax (Expense) Recovery. Income tax expense was $2.9 million in 2013 and compared to income tax recovery of $14.4 million in 2012. The increase in income tax expense was primarily due to (i) the reversal of uncertain tax position accruals during 2012, partially offset by reversals of uncertain tax position accruals in 2013; (ii) a new Norwegian tax structure established in the fourth quarter of 2012 which resulted in a deferred tax recovery for the Norwegian tax group in 2012 by being able to carry forward against future projected income past losses; and (iii) recognition or increase of valuation allowances against deferred tax assets in 2013. These increases were partially offset by current income tax recoveries relating to prior years and deferred tax adjustments relating to pension funds in 2013.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Teekay Offshore

Teekay Offshore’s business model is to employ its vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. The operating cash flow Teekay Offshore’s vessels generates each quarter, excluding a reserve for maintenance capital expenditures, is generally paid out to its common unitholders within approximately 45 days after the end of each quarter. Teekay Offshore’s primary short-term liquidity needs are to pay quarterly distributions on its outstanding common and Series A preferred units, payment of operating expenses, dry docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that Teekay Offshore’s primary sources of funds for its short-term liquidity needs will be cash flows from operations. We believe that Teekay Offshore’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Offshore’s long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by Teekay Offshore’s fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by its fleet. Teekay Offshore’s primary sources of funds for its long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, Teekay Offshore’s ability to continue to expand the size of its fleet is dependent upon its ability to obtain long-term bank borrowings and other debt, as well as raising equity.

As at December 31, 2014, Teekay Offshore’s total cash and cash equivalents were $252.1 million, compared to $219.1 million at December 31, 2013. Teekay Offshore’s total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $351.7 million as at December 31, 2014, compared to $331.0 million as at December 31, 2013. The increase in liquidity was primarily due to: the proceeds from the issuance of NOK 1,000 million and $300.0 million of senior unsecured bonds issued in January 2014 and May 2014, respectively; the net proceeds from the issuance of common units, including net proceeds of $7.6 million from the issuance of common units under the continuous offering program in May 2014 and $178.5 million from a private placement of common units in November 2014, partially offset by Teekay Offshore’s acquisition in March 2014 of 100% of the shares of ALP and installments on the four ALP towage vessel newbuildings; Teekay Offshore’s acquisition in August 2014 of 100% of the shares of Logitel and the exercise of the option to construct the third FAU; a reduction in the amount available for borrowing under its revolving credit facilities; and the scheduled repayment and prepayment of outstanding term loans.

As at December 31, 2014, Teekay Offshore had a working capital deficit of $124.0 million, compared to a working capital deficit of $720.6 million at December 31, 2013. The current portion of long-term debt decreased mainly due to the refinancing of three debt facilities and the repayment of various debt facilities during 2014. Teekay Offshore’s net due to affiliates balance decreased mainly due to repayments made during 2014, partially offset by Teekay Offshore’s 2014 acquisition from Teekay of the Petrojarl I FPSO unit. Teekay Offshore expects to manage its working capital deficit primarily with net operating cash flow generated in 2015 and, to a lesser extent, with new and existing undrawn revolving credit facilities and term loans.

Teekay LNG

Teekay LNG’s business model is to employ its vessels on fixed-rate contracts with major oil companies, with original terms typically between 10 to 25 years. The operating cash flow Teekay LNG’s vessels generates each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, is generally paid out to its unitholders within approximately 45 days after the end of each quarter. Teekay LNG’s primary short-term liquidity needs are to pay these quarterly distributions on its outstanding units, payment of operating expenses, dry-docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that Teekay LNG’s primary sources of funds for its short-term liquidity needs will be cash flows from operations. We believe that Teekay LNG’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay LNG’s long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by its fleet, while maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by its fleet. Teekay LNG’s primary sources of funds for its long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, Teekay LNG’s ability to continue to expand the size of its fleet is dependent upon its ability to obtain long-term bank borrowings and other debt, as well as raising equity.

As at December 31, 2014, Teekay LNG’s cash and cash equivalents were $159.6 million, compared to $139.5 million at December 31, 2013. Teekay LNG’s total liquidity, which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $295.2 million as at December 31, 2014, compared to $332.2 million as at December 31, 2013. The decrease in total consolidated liquidity is primarily due to: installment payments in 2014 relating to its eight newbuildings; contributions to the BG Joint Venture and the Yamal LNG Joint Venture to fund the newbuild installments in these joint ventures; and the acquisition of the Norgas Napa; partially offset by a new term loan entered into in March 2014 relating to the second Awilco LNG Carrier, the Wilpride; net proceeds from its 3.1 million common unit equity offering in July 2014; net proceeds from its 1.1 million common units issued under its continuous offering program in the fourth quarter of 2014; and the net proceeds upon refinancing of the Teekay Nakilat Joint Venture’s debt facility in the fourth quarter of 2014.

As of December 31, 2014, Teekay LNG had a working capital deficit of $117.9 million. The working capital deficit includes a $57.7 million outstanding balance on one of its debt facilities that matures in the second quarter of 2015. Teekay LNG expects to refinance this debt facility before it comes due.

Teekay Tankers

Teekay Tankers’ business model is to own and charter out oil and product tankers and it employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Teekay Tankers’ primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at December 31, 2014, Teekay Tankers’ total cash and cash equivalents were $162.8 million, compared to $25.6 million at December 31, 2013.

Teekay Tankers’ total liquidity, including cash, cash equivalents and undrawn credit facilities, was $289.0 million as at December 31, 2014, compared to $173.8 million as at December 31, 2013. Teekay Tankers’ liquidity at December 31, 2014 had increased as a result of its December 2014 public offering of its Class A common stock, which generated gross proceeds of $116 million to be used to fund its acquisition of five vessels for a total purchase price of $230.3 million in early 2015. Subsequent to year end, Teekay Tankers secured a loan facility in the amount of $126.6 million with a maturity date of January 30, 2016 and prepaid $95.0 million of one of its revolving credit facilities. We believe that Teekay Tankers’ existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers’ short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock, scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Tankers’ short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Teekay Tankers’ long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that Teekay Tankers’ long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. We expect that Teekay Tankers will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels from Teekay or third parties.

Teekay Tankers’ primary revolving credit facility is repayable in full in November 2017. As of December 31, 2014, the facility had an outstanding balance of $452.0 million. Immediately preceding its maturity in November 2017, the maximum amount available under the facility will be $349.4 million. Teekay Tankers’ ability to refinance any amounts outstanding under this facility on or before maturity in November 2017 will likely depend on the strength of the tanker market. If the tanker market weakens materially, Teekay Tankers may need to raise additional liquidity through the issuance of common shares, preferred shares or bonds, or a combination thereof. Alternatively, Teekay Tankers may seek to renegotiate its primary revolving credit facility to extend repayment of the facility. If successful, this may result in an increase in the rate of interest Teekay Tankers pays on amounts borrowed under the facility. In addition, Teekay Tankers’ liquidity requirements in 2017 may impact the types of investments Teekay Tankers makes prior to this date.

Teekay Parent

Teekay Parent continues to own four FPSO units and one conventional tanker and to in-charter a number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock, scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from Teekay Offshore, Teekay LNG and Teekay Tankers, its undrawn credit facilities and proceeds from the sale of vessels to external parties or Teekay Offshore. As at December 31, 2014, Teekay Parent’s total cash and cash equivalents was $232.3 million, compared to $230.4 million at December 31, 2013. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $466.8 million as at December 31, 2014, compared to $412.5 million as at December 31, 2013. The increase in liquidity is mainly attributable to an incremental amendment to the $500 million equity margin revolver which had a net increase in liquidity of $52.4 million. The debt is secured on the market value of 23.8 million common units of Teekay Offshore and 25.2 million common units of Teekay LNG owned by Teekay Parent. We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Our long-term vision is for Teekay Parent to primarily be a pure play general partner whose role is that of portfolio manager and project developer. We are targeting to complete the remaining FPSO sales to Teekay Offshore or third parties over the next several years. Once these sales are completed, we do not expect Teekay Parent to have a significant net debt position.

Teekay Corporation

Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and publicly traded debt instruments (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $603.3 million, which mostly relates to our 2015 capital expenditure commitments. We are currently in the process of obtaining additional debt financing for our remaining capital commitments relating to our portion of newbuildings on order as at December 31, 2014.

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

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 8 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and six loan agreements require the maintenance of vessel market value to loan ratios. As at December 31, 2014, these vessel market value to loan ratios ranged from 137.4% to 675.6% compared to their minimum required ratios of 105% to 130%, respectively. The vessel values used in these ratios are the appraised values prepared by us based on second hand sale and purchase market data. A weakening of the conventional tanker, FPSO or LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at December 31, 2014 this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity from 5% to 7.5% of total debt. As at December 31, 2014, this aggregate amount was $368.1 million. We were in compliance with all of our loan covenants at December 31, 2014.

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

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read “Item 11 – Quantitative and Qualitative Disclosures About Market Risk. “

As described under “Item 4 — Information on the Company: C. Regulations — Other Environmental Initiatives,” passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and gas and reduced demand for our services.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2014	2013	2012
Net operating cash flows	446,317	292,584	288,936
Net financing cash flows	726,761	866,577	299,671
Net investing cash flows	(980,834)	(1,183,992)	(641,243)

Operating Cash Flows

Our net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates, which have been showing signs of recovery after a number of years of historically lower rates. In addition, the production performance of certain of our FPSO units has contributed to fluctuations in operating cash flows. As the charter contracts of two of our FPSO units include incentives based on average annual oil price, the recent reduction in global oil prices may negatively impact our operating cash flows in future quarters.

Net cash flow from operating activities increased to $446.3 million for the year ended December 31, 2014, from $292.6 million for the year ended December 31, 2013. This increase was primarily due a $199.4 million net increase in income from vessel operations before depreciation, amortization, asset impairments, loan loss recoveries (provisions), net gain (loss) on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, primarily as a result of increased operating cash flows from our businesses. There was also an $1.7 million decrease in interest expense (net of interest income and including realized losses on interest rate swaps and interest rate swaps terminations) in 2014 compared to 2013. The increases in cash flow were partially offset by an increase of $2.2 million on expenditures for dry docking in 2014 compared to 2013, due to more vessels dry-docked in 2014 compared to 2013. In addition, there was a decrease in changes to non-cash working capital items of $4.8 million, primarily due to the timing of accrued liabilities and capital additions which are not yet paid on our FPSO unit which is not yet in service.

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

For further discussion of changes in income from vessel operations before depreciation, amortization, asset impairments, net loss (gain) on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, please read “Results of Operations.”

Financing Cash Flows

The Daughter Companies hold most of our liquefied gas carriers (Teekay LNG), offshore assets, including shuttle tankers, FPSO units and FSO and offshore support units (Teekay Offshore) and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these businesses to the Daughter Companies. Historically, the Daughter Companies have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies typically finance acquisitions, including acquisitions of assets from Teekay, with a combination of net proceeds from public and private issuances of debt and equity securities or the assumption of debt related to acquired vessels. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $452.1 million in 2014, compared to $446.9 million in 2013 and $496.2 million in 2012. As the sizes of the Daughter Companies have grown through acquisitions, whether from Teekay or otherwise, the amount of their operating cash flows generally have increased, which has resulted in larger aggregate distributions, primarily from Teekay Offshore and Teekay LNG. Consequently, distributions to non-controlling interests have increased to $360.8 million in 2014 from $270.0 million in 2013 and $246.6 million in 2012. In addition, distributions from the Daughter Companies to Teekay Parent have increased to $176.0 million in 2014 from $162.2 million in 2013 and $154.7 million in 2012.

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our proceeds from the issuance of long-term debt, net of debt issuance costs and repayments of long-term debt, was $2.1 billion in 2014, $1.8 billion in 2013 and $1.1 billion in 2012. We used these net proceeds primarily to finance capital expenditures. Changes in net proceeds from long-term debt from 2012 to 2014 were the result of variation is the level of capital expenditures during these periods.

In October 2008, Teekay announced a $200 million share repurchase program. During 2013, we repurchased 0.3 million shares of our common stock for $12.0 million at an average cost of $40.00 per share, pursuant to a separate authorization. During 2014 and 2012, we repurchased no shares of our common stock. As at December 31, 2014, the total remaining amount under the 2008 share repurchase authorization was $37.7 million.

Dividends paid during 2014 were $91.0 million, compared to $90.3 million in 2013 and $83.3 million in 2012, or $1.265 per share for each such period. Effective in 2015, after we complete the sale of the Knarr FPSO to Teekay Offshore, Teekay’s quarterly dividend payment will be primarily based on the cash flow contributions from our general partner and limited partner interests in Teekay Offshore and Teekay LNG, together with other dividends received, after deductions for parent company level corporate general and administrative expenses and any reserves determined to be required by our Board of Directors.

Investing Cash Flows

During 2014, we incurred capital expenditures for vessels and equipment of $994.9 million, primarily for capitalized vessel modifications and shipyard construction installment payments. This amount primarily consisted of Teekay Parent incurring $626.8 million of capital expenditures primarily for the installment payments and conversion costs of the Knarr FPSO unit, which is not yet fully in service, Teekay Offshore incurring capitalized expenditures of $59.7 million on the four newbuilding ALP towage vessels, $53.4 million on FSO conversion costs, $11.5 million on installment payments on the FAUs and $47.8 million on various other vessel additions. In addition, Teekay LNG incurred capital expenditures of $140.4 million relating to newbuilding installments for its eight LNG newbuildings equipped with the MEGI twin engines, $23.1 million relating to the early termination fee on the termination of the leasing of the RasGas II LNG Carriers (which was capitalized as part of the vessels’ costs), $21.6 million, which is net of $5.4 million owing to Skaugen, to fund Teekay LNG’s acquisition of the Norgas Napa in November 2014, and $3.8 million relating to certain vessel upgrades. In addition, we invested $79.6 million in our equity-accounted investees, primarily related to Teekay Tankers and Teekay Parents’ $60.0 million investment in TIL and Teekay Parents’ $25.0 million in a cost accounted investment and we also advanced $87.1 million to our equity-accounted investees. During 2014, Teekay Parent received proceeds of $11.1 million from the sale of four 2009-built Suezmax tankers and $2.2 million from the sale of an office building, Teekay Offshore received proceeds of $13.4 million from the sale of one 1995-built shutter tanker, and Teekay Tankers received proceeds of $154.0 million from the sale of two VLCCs.

During 2013, we incurred capital expenditures for vessels and equipment of $753.8 million, primarily for capitalized vessel modifications and shipyard construction installment payments. This amount primarily consisted of Teekay Offshore incurring capitalized expenditures of $336.8 million for the construction of four shuttle tankers, $54.3 million for the HiLoad DP Unit and $64.5 million of other vessels additions. In addition, Teekay LNG incurred $58.6 million of capital expenditures for three LNG carriers ordered in July and November 2013 and Teekay Parent incurred $236.1 million of capital expenditures primarily for the installment payments and conversion costs of two FPSO units under construction or upgrade. Teekay LNG invested an aggregate of $308.0 million in a direct financing lease to fund the acquisition the Awilco LNG Carriers in September and November 2013. Teekay Offshore received aggregate net proceeds of $28.0 million from the sales of a 1992-built shuttle tanker, a 1992-built conventional tanker and two 1995-built conventional tankers. Teekay Tankers received net proceeds of $9.1 million from the sale of a 1998-built conventional tanker and Teekay Parent received net proceeds of $10.3 million from the sale of sub-sea equipment from the Petrojarl I FPSO unit. In addition, we invested $157.8 million in our equity-accounted investees, of which $135.8 million was invested by Teekay LNG to acquire its interest in the Exmar LPG BVBA joint venture (including working capital contribution and acquisition costs).

During 2012, we incurred capital expenditures for vessels and equipment of $523.6 million, primarily for capitalized vessel modifications and shipyard construction installment payments. This amount primarily consisted of Teekay Offshore incurring capitalized expenditures of $78.1 million for the construction of four shuttle tankers, Teekay LNG incurring capitalized expenditures of $38.6 million for the construction of two LNG carriers, and Teekay Parent incurring capitalized expenditures of $215.6 million primarily for the installment payments and conversion costs of two FPSO units under construction or upgrade. In November 2012, Teekay Parent prepaid $92.3 million of the Voyageur Spirit purchase price. Teekay Parent received aggregate net proceeds of $215.6 million from the sale of the Cidade de Itajai FPSO project to the 50% joint venture with Odebrecht and the sale of a joint venture. Teekay Offshore received aggregate net proceeds of $35.2 million from the sale of three conventional tankers and two shuttle tankers. In addition, we invested $183.6 million in our equity-accounted investees, mainly related to Teekay LNG’s interest in the Teekay LNG-Marubeni Joint Venture (including working capital contribution and acquisition costs). In addition, Teekay Parent advanced $117.2 million to our equity-accounted investees.

COMMITMENTS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at December 31, 2014:

	Total	2015	2016 and 2017	2018 and 2019	Beyond 2019
	In millions of U.S. Dollars
Teekay Offshore
Long-term debt (1) (2)	2,436.0	258.0	792.1	1,035.6	350.3
Chartered-in vessels (operating leases)	30.0	18.4	11.6	—	—
Newbuilding installments/conversion (3)	1,821.3	945.2	874.2	1.9	—

	4,287.3	1,221.6	1,677.9	1,037.5	350.3

Teekay LNG
Long-term debt (2) (4)	1,924.1	157.2	304.3	844.7	617.9
Commitments under capital leases (5)	73.7	7.8	38.6	27.3	—
Commitments under operating leases (6)	343.7	24.1	48.2	48.2	223.2
Newbuilding installments/shipbuilding supervision (7)	2,462.7	188.9	1,092.9	979.8	201.1

	4,804.2	378.0	1,484.0	1,900.0	1,042.2

Teekay Tankers
Long-term debt (8)	656.1	42.0	497.9	76.4	39.8
Chartered-in vessels (operating leases) (9)	62.3	49.0	13.3	—	—

	718.4	91.0	511.2	76.4	39.8

Teekay Parent
Long-term debt (2) (10)	1,720.3	196.9	322.3	378.0	823.1
Chartered-in vessels (operating leases)	27.7	9.1	18.2	0.4	—
Asset retirement obligation	25.0	—	—	—	25.0

	1,773.0	206.0	340.5	378.4	848.1

Total	11,582.9	1,896.6	4,013.6	3,392.3	2,280.4

(1)

Excludes expected interest payments of $82.1 million (2015), $131.1 million (2016 and 2017), $66.3 million (2018 and 2019) and $22.8 million (beyond 2019). Expected interest payments are based on LIBOR or NIBOR, plus margins which ranged between 0.30% and 5.75% as at December 31, 2014. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Offshore used as an economic hedge of certain of its variable rate debt and NOK-denominated obligations.

(2)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2014.
(3)

Consists of Teekay Offshore’s acquisition of four long-distance towing and offshore installation vessel newbuildings and three FAU newbuildings, Teekay Offshore’s 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit, the FSO conversion for the Randgrid shuttle tanker, and the acquisition of the six modern on-the-water long-distance towing and offshore installation vessels. Please read “Item 18 - Financial Statements: Note 16a – Commitments and Contingencies – Vessels Under Construction.”

(4)

Excludes expected interest payments of $41.3 million (2015), $73.1 million (2016 and 2017), $32.1 million (2018 and 2019) and $40.0 million (beyond 2019). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR, EURIBOR or NIBOR at December 31, 2014, plus margins on debt that has been drawn that ranged up to 5.25% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that Teekay LNG has used as an economic hedge of certain of our variable-rate debt.

(5)

Includes, in addition to lease payments, amounts Teekay LNG may be required to pay to purchase leased vessels at the end of lease terms. The lessor has the option to sell these vessels to Teekay LNG at any time during the remaining lease term; however, for purposes of this table, we have assumed that the lessor will not exercise its right to sell the vessels to Teekay LNG until after the lease terms expire, which are during 2017 to 2018. The purchase price for any vessel Teekay LNG is required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. Teekay LNG expects to satisfy any such purchase price by assuming the existing vessel financing, although Teekay LNG may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 18 - Financial Statements: Note 10 – Capital Lease Obligations and Restricted Cash.”

(6)

Teekay LNG has corresponding leases whereby Teekay LNG is the lessor and expects to receive an aggregate of approximately $303.7 million under these leases from 2015 to 2029. Please read “Item 18 - Financial Statements: Note 9 – Operating and Direct Finance Leases.”

(7)

Between December 2012 and December 2014, Teekay LNG entered into agreements for the construction of eight LNG newbuildings. The remaining cost for these newbuildings totaled $1,445.4 million as of December 31, 2014, including estimated interest and construction supervision fees.

As part of the acquisition of an ownership interest in the BG Joint Venture, Teekay LNG agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund Teekay LNG’s proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and Teekay LNG’s proportionate share of newbuilding installments, net of the secured financing within the joint venture for the LNG carrier newbuildings, totaled $89.4 million. However, as part of this agreement with BG, Teekay LNG expects to recover approximately $20.3 million of the shipbuilding supervision and crew training costs from BG between 2015 and 2019.

In July 2014, the Yamal LNG Joint Venture, in which Teekay LNG has a 50% ownership interest, entered into agreements for the construction of six LNG newbuildings. As at December 31, 2014, Teekay LNG’s 50% share of the remaining cost for these six newbuildings totaled $928.0 million. The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings.

The table above excludes nine newbuilding LPG carriers scheduled for delivery between early-2015 and 2018 in the joint venture between Exmar and us. As at December 31, 2014, Teekay LNG’s 50% share of the remaining cost for these nine newbuildings totaled $190.2 million, including estimated interest and construction supervision fees. Please read “Item 18 – Financial Statements: Note 16c – Commitments and Contingencies – Joint Ventures.”

(8)

Excludes all expected interest payments of $6.5 million (2015), $9.0 million (2016 and 2017), $1.6 million (2018 and 2019), $0.6 million (beyond 2019). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.9% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.3% to 1.0% at December 31, 2014. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Tankers has used to hedge certain of its floating-rate debt.

(9)

Excludes payments required if Teekay Tankers executes all options to extend the terms of in-chartered leases. If Teekay Tankers exercise all options to extend the terms of in-chartered leases, Teekay Tankers would expect total payments of $63.6 million (2015), $30.7 million (2016), $7.4 million (2017) and $5.5 million (2018).

(10)

Excludes expected interest payments of $71.9 million (2015), $121.8 million (2016 and 2017), $96.7 million (2018 and 2019) and $47.5 million (beyond 2019). Expected interest payments are based on the existing interest rate for a fixed-rate loan at 8.5% and existing interest rates for variable-rate loans that are based on LIBOR or NIBOR, plus margins which ranged between 1.2% and 4.75% as at December 31, 2014. The expected interest payments do not reflect the effect or related interest rate swaps that Teekay Parent uses as an economic hedge of certain of its variable rate debt.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Our equity-accounted investments are described in “Item 18 – Financial Statements: Note 23 – Equity-Accounted Investments.”

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

The following table presents, by type of vessel, the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2014. Specifically, the table below reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely that an impairment would be recognized in 2015. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

The vessels included in the following table generally include those vessels employed on single-voyage, or “spot” charters, as well as those vessels near the end of existing charters. In addition, the following table also includes vessels on operational contracts with impairment indicators that are unique to those vessels. Such vessels include the Foinaven FPSO, the Banff FPSO and the HiLoad DP unit.

Due to issues with the subsea flow lines for the Foinaven FPSO, which are the responsibility of the charterer, the field has been unable to produce at maximum capacity. In addition, the Foinaven FPSO charter contract includes incentives based on total oil production in the year, certain operational measures, and the average annual oil price. Should field oil production be significantly below estimated levels or the amount of incentive revenues we expect to receive decline due to low oil prices or otherwise, we may be required to recognize an impairment of the carrying value of the unit.

Following a severe storm event on December 7, 2011, the Petrojarl Banff FPSO sustained damage to its moorings, turret and subsea equipment. Such damage has since been repaired, along with the completion of certain capital upgrades to the unit, and the unit has returned to service. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost. Should the amount we expect to recover from the charterer decline, we may be required to recognize an impairment of the carrying value of the unit.

In late-December 2014, Petrobras notified Teekay Offshore that the HiLoad DP unit that Teekay Offshore had anticipated Petrobras would charter had not met certain test criteria required by Petrobras to commence Brazilian offshore operations. Teekay Offshore continues to believe in the application of HiLoad DP technology for safe and economical offshore loading operations and is currently pursuing various employment alternatives for the unit. Should this assessment change, we may be required to recognize an impairment of both the carrying value of the HiLoad DP unit, which carrying value as of December 31, 2014 was $54.2 million, and the carrying value of our investment in Remora, which carrying value as of December 31, 2014 was $4.5 million.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment than our vessels not reflected in the table. The table is disaggregated for vessels which have estimated future undiscounted cash flows that are marginally or significantly greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values would not necessarily represent vessels that would likely be impaired in the next 12 months. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimate of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of the existing charter, charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract. The recognition of an impairment in the future may be more likely for those vessels that have estimated future undiscounted cash only marginally greater than their respective carrying value.

(in thousands of U.S. dollars, except number of vessels) Type of Vessel	Number of Vessels	Market Values (1) $	Carrying Values $
Shuttle Tankers and HiLoad Unit(2)	6	148,600	214,874
Shuttle Tankers(3)	2	46,600	73,205
FSO Units(2)	1	6,500	11,997
FPSO Units(2)	2	318,300	524,911
Liquefied Natural Gas Carriers(3)	2	140,000	168,642
Conventional Tankers(2)	3	40,800	55,331
Conventional Tankers(3)	21	608,500	713,391

(1)

Market values are based on second-hand market comparable values or using a depreciated replacement cost approach as at December 31, 2014. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values for our shuttle tankers, FSO units and FPSO units may involve considerable judgment, given the illiquidity of the second-hand market for these types of vessels. The estimated market values for the FSO units in the table above were based on second-hand market comparables for similar vessels. Given the advanced age of these vessels, the estimated market values substantially reflect the price of steel and amount of steel in the vessel. The estimated market values for the shuttle tankers were based on second-hand market comparable values for conventional tankers of similar age and size, adjusted for shuttle tanker specific functionality.

(2)	Undiscounted cash flows are marginally greater than the carrying values.
(3)	Undiscounted cash flows are significantly greater than the carrying values.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 20 to 25 years for conventional tankers and shuttle tankers, 20 to 25 years for FPSO units, and 30 years for LPG carriers and 35 years for LNG carriers, commencing at the date the vessel was originally delivered from the shipyard. FSO units are depreciated over the term of the contract. FAUs are depreciated over an estimated useful life of 35 years commencing the date the unit is delivered from the shipyard. Towage vessels are depreciated over an estimated useful life of 25 years commencing the date the vessel is delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, redeployment assumptions for vessels on long-term charter and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

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

Goodwill is not amortized, but reviewed for impairment at the reporting unit level on annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit to below its carrying value. When goodwill is reviewed for impairment, we may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, we may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. We use a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

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

Effect if Actual Results Differ from Assumptions. As of December 31, 2014, we had three reporting units with goodwill attributable to them. As of the date of this Annual Report, we do not believe that there is a reasonable possibility that the goodwill attributable to our three reporting units with goodwill attributable to them might be impaired within the next year. However, certain factors that impact our goodwill impairment tests are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Please read “Part I—Forward-Looking Statements.”

Valuation of Derivative Financial Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. In addition, we have stock purchase warrants, a type of option agreement, to acquire up to an additional 1.5 million shares of TIL’s common stock at a fixed price. See “Item 18 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities”. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of income (loss). Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income (loss) and are reclassified to earnings in the consolidated statement of income (loss) when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If we determine that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements and our holding of stock purchase warrants. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date. For the stock purchase warrants, we take into account the stock price of TIL, the expected volatility of the TIL stock price and an estimate of the risk-free rate over the term of the warrants.

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

The fair value of our stock purchase warrants at the end of each period is most significantly impacted by the stock price of TIL and the expected future volatility of the TIL stock price. TIL seeks to opportunistically acquire, operate and sell modern second hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. Pending such transactions, TIL is employing its oil tankers on the spot market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the value of TIL’s vessels, TIL’s stock price and the value of the stock purchase warrants we hold.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements or sell the stock purchase warrants at the reporting date, the amount we would pay or receive to terminate the derivative instruments and the amount we would receive upon sale of the stock purchase warrants may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Item 18 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities” for the effects on the change in fair value of our derivative instruments on our consolidated statements of income (loss).

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2014 are listed below:

Name	Age	Position
C. Sean Day	65	Director and Chair of the Board
Peter Evensen	56	Director, President and Chief Executive Officer
Axel Karlshoej	74	Director and Chair Emeritus
Dr. Ian D. Blackburne	68	Director
William B. Berry	62	Director
Peter S. Janson	67	Director
Thomas Kuo-Yuen Hsu	68	Director
Eileen A. Mercier	67	Director
Bjorn Moller	57	Director
Tore I. Sandvold	67	Director
Arthur Bensler	57	Executive Vice President, Secretary and General Counsel
Kevin Mackay	46	President and Chief Executive Officer, Teekay Tanker Services, a division of Teekay (1)
David Glendinning	60	President, Teekay Gas Services, a division of Teekay
Kenneth Hvid	46	Executive Vice President and Chief Strategy Officer
Vincent Lok	46	Executive Vice President and Chief Financial Officer
Peter Lytzen	57	President, Teekay Petrojarl AS, a subsidiary of Teekay
Ingvild Saether	46	President, Teekay Shuttle and Offshore, a division of Teekay

(1)	Appointed to this position on June 20, 2014.

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as a Teekay director since 1998 and as our Chairman of the Board since 1999. Mr. Day also serves as Chairman of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., Chairman of Teekay Offshore GP L.L.C., and the general partner of Teekay Offshore Partners L.P. He has served as Chairman of Teekay Tankers Ltd. from 2007 until 2013. From 1989 to 1999, Mr. Day was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to Navios, Mr. Day held a number of senior management positions in the shipping and finance industries. He currently serves as a director of Kirby Corporation and is Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Resolute Investments, Ltd., our largest shareholder, to oversee its investments, including that in the Teekay group of companies.

Peter Evensen joined Teekay in 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President in 2004 and was appointed Executive Vice President and Chief Strategy Officer in 2006. In April 2011, he became a Teekay director and assumed the position of President and Chief Executive Officer. Mr. Evensen also serves as Chief Executive Officer and Chief Financial Officer and a director of Teekay GP L.L.C. and as Chief Executive Officer and Chief Financial Officer and a director of Teekay Offshore GP L.L.C. He served as a director of Teekay Tankers Ltd. from October 2007 until June 2013. Mr. Evensen has over 30 years of experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Axel Karlshoej has served as a Teekay director since 1993, was Chairman of the Teekay Board from 1993 to 1999, and has been Chairman Emeritus since stepping down as Chairman. Mr. Karlshoej is Chairman and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of Teekay’s founder, the late J. Torben Karlshoej.

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

Bill Berry has served as a Teekay director since June 2011. Mr. Berry held various positions with ConocoPhillips and its predecessors from 1976 until his retirement in 2008, including the position of Executive Vice President of Exploration and Production, Worldwide from 2002 to 2005 and Executive Vice President, Exploration and Production, Europe, Asia, Africa and Middle East from 2005 to 2008. Mr. Berry serves on the boards of directors of Franks International and Continental Resources.

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

She currently serves as Chairman of the Ontario Teachers’ Pension Plan, as a trustee of The University Health Network, and a director and Chair of Audit and Risk Management for Intact Financial Corporation.

Bjorn Moller has served as a Teekay director since 1998. Mr. Moller also served as Teekay’s President and Chief Executive Officer from 1998 until March, 2011. Also until March, 2011, Mr. Moller served as Vice Chairman of Teekay GP L.L.C., Vice Chairman of Teekay Offshore GP L.L.C., and as the Chief Executive Officer of Teekay Tankers Ltd. Mr. Moller remains a director of Teekay Tankers Ltd. Mr. Moller has over 35 years of experience in the shipping industry, and served as Chairman of the International Tanker Owners Pollution Federation from 2006 to 2013. He served in senior management positions with Teekay for more than 20 years and headed our overall operations beginning in January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed our global chartering operations and business development activities. Mr. Moller is a director of Kattegat Limited, the parent company of Resolute Investments, Ltd., our largest shareholder.

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

Arthur Bensler joined Teekay in 1998 as General Counsel. He was promoted to the position of Vice President in 2002 and became Corporate Secretary in 2003. He was appointed Senior Vice President in 2004 and Executive Vice President in 2006. In June 2013, Mr. Bensler was appointed Director and Chairman of Teekay Tankers Ltd., having served as Secretary from 2007 to September, 2014. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada law firm, where he practiced corporate, commercial and maritime law from 1987 until joining Teekay.

Kevin Mackay was appointed as President and Chief Executive Officer of Teekay Tankers Ltd., a company controlled by Teekay, on June 20, 2014. Mr. Mackay joined Teekay Tankers from Phillips 66, where he headed the global marine business unit and held a similar role as the General Manager, Commercial Marine at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then joined AET Inc. Limited (AET) (formerly American Eagle Tankers Inc.) in Houston, becoming the Regional Director - Americas, Senior Vice President. Mr. Mackay holds a B.Sc. (Econ) Honours from the London School of Economics & Political Science and has extensive international experience.

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

Kenneth Hvid joined Teekay in 2000 and was responsible for leading our global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of our Teekay Navion Shuttle Tankers and Offshore division. In that role he was responsible for our global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. In April 2011, Mr. Hvid assumed the positions of Chief Strategy Officer and Executive Vice President, and became a director of Teekay GP L.L.C. and a director of Teekay Offshore GP L.L.C. Mr. Hvid has 26 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P.&.I. (Bermuda) Ltd.

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

Compensation of Directors and Senior Management

Director Compensation

During 2014, the nine non-employee directors received, in the aggregate, approximately $1.2 million in cash fees for their service as directors, plus reimbursement of their out-of-pocket expenses. Each non-employee director, other than the Chair of the Board, receives an annual cash retainer of $90,000. The Chair of the Board receives an annual cash retainer of $375,000. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $10,000. The Chairs of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $20,000, $17,500 and $15,000, respectively.

Each non-employee director, other than the Chair of the Board, also received a $90,000 annual retainer to be paid by way of a grant of, at the director’s election, restricted stock or stock options under our 2013 Equity Incentive Plan. Pursuant to this annual retainer, during 2014 we granted stock options to purchase an aggregate of 10,996 shares of our common stock at an exercise price of $56.76 per share and 9,510 shares of restricted stock. During 2014, the Chair of the Board received a $495,000 annual retainer in the form of 8,720 shares of restricted stock under our 2013 Equity Incentive Plan. The stock options described in this section expire March 11, 2024, ten years after the date of their grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their respective grant dates.

Annual Executive Compensation

The aggregate compensation earned by Teekay’s eight executive officers listed above (or the Executive Officers) for 2014, and excluding equity-based compensation described below, was $6.6 million. This is comprised of base salary ($3.9 million), annual bonus ($2.2 million) and pension and other benefits ($0.5 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an average exchange rate of 1.10 Canadian Dollars for each U.S. Dollar for 2014. Teekay’s annual bonus plan considers company performance, team performance, and individual performance (through comparison to established targets).

Long-Term Incentive Program

Teekay’s long-term incentive program focuses on the returns realized by our shareholders and is intended to acknowledge and retain those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of stock option grants, restricted stock units and performance share units. All grants in 2014 were made under our 2013 Equity Incentive Plan.

During March 2014, we granted stock options to purchase an aggregate of 4,247 shares of our common stock at an exercise price of $56.76, a total of 82,327 shares of restricted stock units and 48,824 performance shares to the Executive Officers under our 2013 Equity Incentive Plan. The stock options expire March 11, 2024, ten years after the date of grant. The stock options and restricted stock units vest as to one third of the shares on each of the first three anniversaries of their grant dates. Performance shares have a bullet vesting at the end of the two or three year performance cycle if the performance conditions are met.

During March 2015, we granted stock options to purchase an aggregate of 155,459 shares of our common stock at an exercise price of $43.99, 1,232 shares of restricted stock units and 61,774 performance shares to the Executive Officers under our 2013 Equity Incentive Plan. The stock options expire March 9, 2025, ten years after the date of grant. The stock options and restricted stock units vest as to one third of the shares on each of the first three anniversaries of their grant dates. Performance shares have a bullet vesting at the end of the two or three year performance cycle if the performance conditions are met.

Options to Purchase Securities from Registrant or Subsidiaries

In March 2013, we adopted the 2013 Equity Incentive Plan (or the 2013 Plan) and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). As at December 31, 2014, we had reserved pursuant to our 2013 Plan 4,009,878 shares of Common Stock, and at December 31, 2013, we had reserved pursuant to our 2013 Plan 4,133,987 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted.

During 2014 and 2013, we granted options under the 2013 Plan to acquire up to 15,243 and 72,810 shares of Common Stock, respectively, and during 2012, we granted options under the Plans to acquire up to 432,971 shares of Common Stock, to eligible officers, employees and directors. Each option under the plans has a 10-year term and vests equally over three years from the grant date. The outstanding options under the plans are exercisable at prices ranging from $11.84 to $56.76 per share, with a weighted-average exercise price of $36.61 per share, and expire between March 10, 2015 and March 11, 2024.

Starting in 2013, employees who provide services to our publicly listed subsidiaries (Teekay LNG, Teekay Offshore and Teekay Tankers) received a proportion of their annual equity compensation award under the equity compensation plan of the applicable subsidiary (the Teekay Tanker Ltd. 2007 Long-Term Incentive Plan, the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan or the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan), depending on their level of contribution towards the applicable subsidiary. These awards took the form of Restricted Stock Units (or RSUs), which are described as Phantom Units under the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan and the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan, but we refer to all of these awards as RSUs for purposes of this disclosure. The RSUs vest and become payable with respect to one-third of the shares on each of the first three years following the grant date and accrue distributions or dividends from the date of the grant to the date of vesting.

Board Practices

As at December 31, 2014, the Board of Directors consisted of 10 members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualified.

Directors Dr. Ian D. Blackburne, William B. Berry, and C. Sean Day have terms expiring in 2015. Directors Peter S. Janson, Eileen A. Mercier and Tore I. Sandvold have terms expiring in 2016. Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej, Bjorn Moller, and Peter Evensen have terms expiring in 2017.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board of Directors has determined that each of the current members of the Board, other than Peter Evensen, our President and Chief Executive Officer, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay), and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE ) director independence standards as currently in effect and as they may be changed from time to time. In making this determination, the Board considered the relationships of Thomas Kuo-Yuen Hsu, Axel Karlshoej, C. Sean Day and Bjorn Moller with our largest shareholder and concluded these relationships do not materially affect their independence as directors. Please read “Item 7. Major Shareholders and Certain Relationships and Related Party Transactions.”

The Board of Directors has three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2014 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Centre of our website at www.teekay.com. During 2014, the Board held seven meetings. Each director attended all Board meetings, except for two directors who each missed one meeting. Each Audit Committee member, Compensation and Human Resources Committee member, and Nominations & Governance Committee member attended all applicable committee meetings.

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

Our Compensation and Human Resources Committee is composed entirely of directors who satisfy applicable NYSE compensation committee independence standards. This committee is currently comprised of Peter S. Janson (Chairman), C. Sean Day, Axel Karlshoej and Ian D. Blackburne.

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

Crewing and Staff

As at December 31, 2014, we employed approximately 5,900 seagoing and 900 shore-based personnel, compared to approximately 5,700 seagoing and 900 shore-based personnel as at December 31, 2013, and approximately 5,600 seagoing and 900 shore-based personnel as at December 31, 2012.

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

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of December 31, 2014, of our common stock by the directors and Executive Officers as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of March 1, 2015 (60 days after December 31, 2014) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned		Percent of Class
All directors and executive officers as a group (17 persons)(1)	2,475,159	(3)	3.4	%(2)

(1)

Includes 1,770,786 shares of common stock subject to stock options exercisable as of March 1, 2015 under our equity incentive plans with a weighted-average exercise price of $37.53 that expire between March 10, 2015 and March 12, 2023. Excludes 140,548 shares of common stock subject to stock options that may become exercisable after March 1, 2015 under the plans with a weighted average exercise price of $30.98, that expire between March 6, 2022 and March 11, 2024.

(2)

Based on a total of 72.5 million outstanding shares of our common stock as of December 31, 2014. Each director and Executive Officer beneficially owns less than 1% of the outstanding shares of common stock.

(3)

Each director is expected to have acquired shares having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) no later than March 1, 2015 or the fifth anniversary of the date on which the director joined the Board, whichever is later. In addition, each Executive Officer is expected to acquire shares of Teekay’s common stock equivalent in value to one to three times their annual base salary by 2016 or, for executive officers subsequently joining Teekay or achieving a position covered by the guidelines, within five years after the guidelines become applicable to them.

Item 7.	Major Shareholders and Certain Relationships and Related Party Transactions

Major Shareholders

The following table sets forth information regarding beneficial ownership, as of March 1, 2015, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 30, 2015 (60 days after March 1, 2015) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class (4)
Resolute Investments, Ltd.(1)	25,261,780	34.8%
Neuberger Berman Group LLC(2)	6,024,833	8.3%
Magnetar Financial LLC(3)	5,838,732	8.1%

(1)

Includes shared voting and shared dispositive power. The ultimate controlling person of Resolute Investments, Ltd. (or Resolute) is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based in part on the Schedule 13D/A (Amendment No. 6) filed by Resolute and Path with the SEC on December 3, 2013. Resolute’s beneficial ownership was 34.8% on March 1, 2015, and 35.7% on March 1, 2014. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Our Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies. Another of our directors, Bjorn Moller, is a director of Kattegat Limited.

(2)	Includes shared voting power and shared dispositive power. This information is based on the Schedule 13G/A filed by this investor with the SEC on February 11, 2015.
(3)	Includes shared voting power and shared dispositive power. This information is based on the Schedule 13G/A filed by this investor with the SEC on February 17, 2015.
(4)	Based on a total of 72.5 million outstanding shares of our common stock as of March 1, 2015.

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

Our Major Shareholder

As of March 1, 2015, Resolute owned approximately 34.8% of our outstanding common stock. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Our Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies. Another of our directors, Bjorn Moller, is a director of Kattegat Limited. Please read “Item 18. Financial Statements: Note 13—Related Party Transactions.”

Our Directors and Executive Officers

C. Sean Day, the Chairman of Teekay’s board of directors, is also the Chairman of Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore) and Teekay GP L.L.C. (the general partner of Teekay LNG), and was also the Chairman of Teekay Tankers Ltd. from 2007 until 2013. Bjorn Moller is one of Teekay’s current directors and is also a director of Teekay Tankers Ltd.. Mr. Moller also served as Teekay’s Chief Executive Officer, Teekay Tankers’ Chief Executive Officer, and as a Vice Chairman and director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C., in each case until April 1, 2011. Mr. Moller is also a director of Kattegat Limited, the parent company of Resolute Investments, Ltd., our largest shareholder. Peter Evensen, a Teekay director and President and Chief Executive Officer of Teekay, is a director of Teekay Tankers and the Chief Executive Officer and Chief Financial Officer and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. In June 2013, Arthur Bensler, Teekay’s Executive Vice President, Secretary and General Counsel, was appointed Director and Chairman of Teekay Tankers Ltd., having served as Secretary since 2007.

Vincent Lok, Teekay’s Executive Vice President and Chief Financial Officer, is also the Chief Financial Officer of Teekay Tankers. Kenneth Hvid is Teekay’s Executive Vice President and Chief Strategy Officer and is a director of each of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. Kevin Mackay is the President and Chief Executive Officer of Teekay Tankers Ltd. and Chief Executive Officer of Teekay Tanker Services, a division of Teekay. Because the executive officers of Teekay Tankers and of the general partners of Teekay Offshore and Teekay LNG are employees of Teekay or other of its subsidiaries, their compensation (other than any awards under the respective long-term incentive plans of Teekay Tankers, Teekay Offshore and Teekay LNG) is set and paid by Teekay or such other applicable subsidiaries.

Pursuant to agreements with Teekay, each of Teekay Tankers, Teekay Offshore and Teekay LNG have agreed to reimburse Teekay or its applicable subsidiaries for time spent by the Executive Officers on management matters of such public company subsidiaries. For 2014, these reimbursement obligations totaled approximately $1.2 million, $3.7 million, and $2.5 million, respectively, for Teekay Tankers, Teekay Offshore and Teekay LNG, and are included in amounts paid as strategic fees under the management agreement for Teekay Tankers and the services agreements for Teekay Offshore and Teekay LNG described below. For 2012 and 2013, these reimbursement obligations for Teekay Tankers, Teekay Offshore and Teekay LNG totaled and $2.7 million, $4.0 million, and $3.7 million, and $3.0 million, $3.8 million, and $3.2 million, respectively.

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

As of March 1, 2015, we owned shares of Teekay Tankers’ Class A and Class B common stock that represented an ownership interest of 25.5% and voting power of 52.9% of Teekay Tankers’ outstanding common stock.

Until December 31, 2012, Teekay Tankers distributed to its shareholders on a quarterly basis all of its Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of the business. Cash Available for Distribution represented Teekay Tankers’ net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by Teekay Tankers from us, prior to their acquisition by Teekay Tankers, for the period when these vessels were owned and operated by us.

Effective January 1, 2013, Teekay Tankers changed to a fixed dividend policy of $0.12 per share per annum. We received distributions from Teekay Tankers of $7.1 million, $2.5 million and $2.6 million in 2012, 2013 and 2014, respectively.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments and Results of Operations - Recent Developments in Teekay Tankers” for additional information.

Teekay Offshore and Teekay LNG

Teekay Offshore is a NYSE-listed, Marshall Islands limited partnership, which we formed to further develop our operations in the offshore market. Teekay Offshore is an international provider of marine transportation and storage services to the offshore oil industry. We own and control Teekay Offshore’s general partner, and as of March 1, 2015, we owned a 25.3% limited partner and a 2% general partner interest in Teekay Offshore.

Teekay LNG is a NYSE-listed, Marshall Islands limited partnership, which we formed to expand our operations in the LNG shipping sector. Teekay LNG is an international provider of marine transportation services for LNG, LPG and crude oil. We own and control Teekay LNG’s general partner, and as of March 1, 2015, we owned a 31.5% limited partner and a 2% general partner interest in Teekay LNG.

Quarterly Cash Distributions

We are entitled to distributions on our general and limited partner interests in each of Teekay Offshore and Teekay LNG. The general partner of each of Teekay Offshore and Teekay LNG is also entitled to distributions payable with respect to incentive distribution rights. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. In general, if for any quarter Teekay Offshore or Teekay LNG, as applicable, has distributed available cash from operating surplus to its common unitholders in an amount equal to the applicable minimum quarterly distribution for the common units, then Teekay Offshore or Teekay LNG will distribute any additional available cash from operating surplus for that quarter among the common unitholders and its general partner in the following manner:

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

Teekay received total distributions, including incentive distributions, from Teekay Offshore of $56.8 million, $62.3 million, and $70.8 million, respectively, with respect to 2012, 2013, and 2014.

Teekay received total distributions, including incentive distributions, from Teekay LNG of $87.4 million, $92.2 million, and $100.7 million, respectively, with respect to 2012, 2013, and 2014.

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

In June 2012, in connection with the acquisition by Teekay Tankers of 13 vessels from Teekay, we entered into a non-competition agreement with Teekay Tankers that provides Teekay Tankers with a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities identified or developed by us through June 2015.

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

Teekay currently has committed to the following vessel transactions with its public company subsidiaries:

•

We are obligated to sell the Petrojarl Knarr FPSO unit to Teekay Offshore, subject to the unit achieving first oil and commencing its charter contract. The purchase price for the Petrojarl Knarr FPSO unit which is based on a fully built-up cost of approximately $1.25 billion, is expected to be financed through the assumption of an existing $815 million long-term debt facility and $450 million of short-term vendor financing from us. We expect to complete the sale of the Petrojarl Knarr during the second quarter of 2015.

•

We are obligated to offer to sell the Petrojarl Foinaven FPSO unit to Teekay Offshore, subject to approvals required from the charterer. The purchase price for the Foinaven FPSO unit would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to Teekay Offshore.

We own two additional FPSO units, the Hummingbird Spirit FPSO unit, which we will be obligated to offer to Teekay Offshore in the future under the omnibus agreement following the commencement of a charter contract with a firm period of greater than three years duration (which is not currently the case), and the Petrojarl Banff, which in January 2015 had a charter rate reset which makes the unit subject to be offered to Teekay Offshore under the omnibus agreement.

Time Chartering and Bareboat Chartering Arrangements

Teekay charters in from or out to its public company subsidiaries certain vessels, including the following charter arrangements:

•

During 2014, four of Teekay Offshore’s conventional tankers were chartered out to Teekay subsidiaries under long-term time charters. Two of Teekay Offshore’s shuttle tankers are chartered out to Teekay subsidiaries under long-term bareboat charters. Two of Teekay Offshore’s shuttle tankers were chartered out to Teekay subsidiaries under short-term projects during 2013. Pursuant to these charter contracts, Teekay Offshore earned voyage revenues of $102.8 million, $70.2 million, and $56.5 million, respectively, for 2012, 2013, and 2014.

•

During 2014 three (two – 2013) of Teekay Offshore’s FSO units are chartered out to Teekay subsidiaries under long-term bareboat charters. Pursuant to these charter contracts, Teekay Offshore earned voyage revenues of $11.2 million, $11.2 million, and $10.5 million, respectively, for 2012, 2013, and 2014.

•

Since April 2008, Teekay has chartered in from Teekay LNG the LNG carriers Arctic Spirit and Polar Spirit under a fixed-rate time charter for a period of ten years, plus options exercisable by Teekay to extend up to an additional 15 years. During 2012, 2013, and 2014, Teekay LNG earned revenues of $37.6 million, $34.6 million, and $37.6 million, respectively, under these time-charter contracts.

Services, Management and Pooling Arrangements

Services Agreements. In connection with their initial public offerings in May 2005 and December 2006, respectively, and subsequent thereto, Teekay LNG and Teekay Offshore and certain of their subsidiaries have entered into services agreements with certain other subsidiaries of Teekay, pursuant to which the other Teekay subsidiaries provide to Teekay LNG, Teekay Offshore and their subsidiaries administrative, advisory and technical and ship management services. These services are provided in a commercially reasonable manner and upon the reasonable request of the general partner or subsidiaries of Teekay LNG or Teekay Offshore, as applicable. The other Teekay subsidiaries that are parties to the services agreements provide these services directly or subcontract for certain of these services with other entities, including other Teekay subsidiaries. Teekay LNG and Teekay Offshore pay arm’s-length fees for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the other Teekay subsidiaries incur in providing these services. During 2012, 2013, and 2014, Teekay LNG and Teekay Offshore incurred expenses of $22.3 million, $22.8 million, and $26.4 million; and $59.9 million, $64.4 million, and $75.7 million, respectively, for these services.

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

In return for services under the management agreement, Teekay Tankers pays the Manager an agreed-upon fee for commercial services (other than for Teekay Tankers vessels participating in pooling arrangements), a technical services fee equal to the average rate Teekay charges third parties to technically manage their vessels of a similar size, and fees for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. During 2012, 2013, and 2014, Teekay Tankers incurred $9.9 million, $16.4 million, and $14.3 million, respectively, for these services.

The management agreement also provides for the payment of a performance fee in order to provide the Manager an incentive to increase cash available for distribution to Teekay Tankers’ shareholders. Teekay Tankers did not incur any performance fees for 2014, 2013 or 2012.

Pooling Arrangements. Certain Aframax tankers, Suezmax tankers and LR2 product tankers of Teekay Tankers participate in vessel pooling arrangements managed by other Teekay subsidiaries. The pool managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from to $275 (for the LR2 product tanker pool), $325 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of Teekay Tankers’ vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Teekay Tankers incurred pool management fees during 2012, 2013, and 2014 of $3.6 million, $4.0 million and $5.3 million, respectively.

Relationship with Tanker Investments Ltd. (TIL)

In January 2014, Teekay and Teekay Tankers formed TIL. For information about our relationship with TIL, please read “Item 18. Financial Statements: Note 3(e)—Investments.”

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

Dividend Policy

Commencing with the quarter ended September 30, 1995, we declared and paid quarterly cash dividends in the amount of $0.1075 per share on our common stock. We increased our quarterly dividend from $0.1375 to $0.2075 per share in the fourth quarter of 2005, from $0.2075 to $0.2375 in the fourth quarter of 2006, from $0.2375 to $0.275 in the fourth quarter of 2007, and from $0.275 to $0.31625 in the fourth quarter of 2008. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock. Effective in 2015, after we complete the anticipated sale of the Knarr FPSO to Teekay Offshore, our quarterly dividend payment will be primarily based on the cash flow contributions from our general partner and limited partner interests in Teekay Offshore and Teekay LNG, together with other dividends received, after deductions for parent company level corporate general and administrative expenses and any reserves determined to be required by our Board of Directors. Pursuant to our dividend reinvestment program, holders of common stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of common stock at then-prevailing market prices, but without brokerage commissions or service charges.

The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries and investments in joint ventures, our ability to pay dividends on the common stock depends on the earnings and cash flow of our subsidiaries and distributions from the joint ventures.

Significant Changes

Please read “Item 18. Financial Statements: Note 24—Subsequent Events.”

Item 9.	The Offer and Listing

Our common stock is traded on the NYSE under the symbol “TK”. The following table sets forth the high and low prices for our common stock on the NYSE for each of the periods indicated.

	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Years Ended
High	$67.98	$48.13	$36.60	$37.93	$33.96
Low	$44.01	$32.49	$24.89	$20.67	$20.42

	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	Jun. 30, 2013	Mar. 31, 2013
Quarters Ended
High	$51.20	$67.97	$67.98	$62.67	$60.42	$48.13	$42.91	$41.27	$36.69
Low	$41.12	$44.01	$49.63	$54.82	$46.59	$40.59	$37.20	$32.69	$32.49

	Mar. 31, 2015	Feb. 29, 2015	Jan. 31, 2015	Dec. 31, 2014	Nov. 30, 2014	Oct. 31, 2014
Months Ended
High	$46.85	$48.19	$51.20	$52.82	$59.55	$67.97
Low	$42.24	$42.11	$41.12	$44.01	$49.69	$48.61

Item 10.	Additional Information

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

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report:

(a)	Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.

(b)	Agreement, dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC, New York Branch.

(c)

Supplemental Agreement dated September 30, 2004 to Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.

(d)	Agreement, dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others.

(e)

Agreement, dated October 2, 2006 for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility among Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. Please read Note 8 to the Consolidated Financial Statements of Teekay Corporation included herein for a summary of certain contract terms relating to our loan facilities.

(f)

Agreement, dated August 23, 2006 for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility among Teekay LNG Partners L.P., ING Bank N.V. and various other banks. Please read Note 8 to the Consolidated Financial Statements of Teekay Corporation included herein for a summary of certain contract terms relating to our loan facilities.

(g)	Agreement, dated November 28, 2007 for a U.S. $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks.

(h)	Agreement dated May 16, 2007 for a U.S. $700,000,000 Credit Facility Agreement to be made available to Teekay Acquisition Holdings LLC et al by HSH NordBank AG and others.

(i)	Annual Executive Bonus Plan.

(j)	2003 Equity Incentive Plan.

(k)	Amended 1995 Stock Option Plan.

(l)	Amended and Restated Rights Agreement, dated as of July 2, 2010, between Teekay Corporation and The Bank of New York, as Rights Agent.

(m)

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

(n)	Indenture dated January 27, 2010 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for U.S. $450,000,000 8.5% Senior Unsecured Notes due 2020.

(o)	Agreement, dated October 5, 2012, for NOK 700,000,000 Senior Unsecured Bonds due October 2015, among us and Norsk Tillitsmann ASA. All payments are at NIBOR plus 4.75% per annum.

(p)	2013 Equity Incentive Plan.

(q)	Agreement, dated December 21, 2012 for a U.S. $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(r)	Agreement, dated October 5, 2012, for NOK 700,000,000 Senior Unsecured Bonds due October 2015, among us and Norsk Tillitsman ASA. All payments are at NIBOR plus 4.75% per annum.

(s)	Amendment Agreement, dated December 18, 2013 for a U.S. $300,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(t)	Agreement, dated February 24, 2014 for a U.S. $815,000,000 Secure Term Loan Facility Agreement among Knarr L.L.C., Citibank, N.A. and others.

(u)	Agreement dated July 7, 2014; between Teekay LNG Operating L.L.C. and China LNG Shipping (Holdings) Limited to form TC LNG Shipping LLC in connection with the Yamal LNG Project.

(v)

Agreement dated December 17, 2014, for a U.S. $450,000,000 secured loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. The loan bears interest at LIBOR plus a margin of 1.85%. The facility requires quarterly repayments, with a bullet payment in 2026.

(w)	Amendment Agreement No. 2, dated December 19, 2014 for a U.S. $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

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

Material U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to shareholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Corporation.

This discussion is limited to shareholders who hold their common stock as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular shareholder in light of the shareholder’s circumstances, or to certain categories of shareholders that may be subject to special tax rules, such as:

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

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our common stock should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our common stock.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each shareholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common stock.

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our common stock that is, for U.S. federal income tax purposes: (i) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder), (ii) a corporation or other entity taxable as a corporation, that was created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain, which will be either long term or short term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends paid with respect to our common stock will be treated as foreign source income and generally will be treated as “passive category income.”.

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

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is, a dividend with respect to a share of common stock if the amount of the dividend is equal to or in excess of 10% of a common shareholder’s adjusted basis (or fair market value in certain circumstances) in such common stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of the amount of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common stock.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short -term capital gain or loss otherwise and (b) U.S.-source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of stock. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common stock.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75% of its gross income is “passive” income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

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

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Individual Holders are encouraged to consult with their own tax advisor regarding the possible application of this disclosure requirement.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8EXP, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

Non-United States Tax Considerations

Marshall Islands Tax Considerations. Because Teekay and our subsidiaries do not, and do not expect that we or they will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to issuances of shares of our common stock was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of The Marshall Islands on distributions made to holders of shares of our common stock, so long as such persons are not citizens of and do not reside in, maintain offices in, or engage in business in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of shares of our common stock.

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

We, as in Teekay Corporation and its subsidiaries, are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 18. Financial Statements: Note 15—Derivative Instruments and Hedging Activities.”

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

As at December 31, 2014, we had the following foreign currency forward contracts:

	Contract Amount in Foreign	Average	Fair Value / Carrying Amount of Asset (Liability) (3)	Expected Maturity
				2015 (3)	2016 (3)
	Currency (1)	Forward Rate (2)	$	$
Norwegian Kroner	861,000	6.44	(18,407)	91,400	42,253

(1)	Foreign currency contract amounts in thousands.
(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
(3)	Contract amounts and fair value amounts in thousands of U.S. Dollars.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at December 31, 2014, we had Euro-denominated term loans of 235.6 million Euros ($285.0 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2015 through 2019.

In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2015 through 2019. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our NOK-denominated bonds due in 2015 through 2019. As at December 31, 2014, we were committed to the following cross currency swaps:

Notional Amount NOK (1)	Notional Amount USD (1)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability) (1)	Remaining Term (years)
		Reference Rate	Margin

700,000	122,800	NIBOR	4.75%	5.52%	(30,501)	0.8
500,000	89,710	NIBOR	4.00%	4.80%	(23,843)	1.1
600,000	101,351	NIBOR	5.75%	7.49%	(24,732)	2.1
700,000	125,000	NIBOR	5.25%	6.88%	(35,766)	2.3
800,000	143,536	NIBOR	4.75%	5.93%	(38,898)	3.1
900,000	150,000	NIBOR	4.35%	6.43%	(34,620)	3.7
1,000,000	162,200	NIBOR	4.25%	6.28%	(33,031)	4.1

					(221,391)

(1)	In thousands of Norwegian Kroner and U.S. Dollars.

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

The table below provides information about our financial instruments at December 31, 2014, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	2015	2016	2017	2018	2019	Thereafter	Total	Asset / (Liability)	Rate(1)
	(in millions of U.S. dollars)
Long-Term Debt:
Variable Rate ($U.S.)(2)	514.7	682.9	905.0	1,196.9	284.0	1,248.7	4,832.2	(4,756.7)	2.1%
Variable Rate (Euro)(3)(4)	15.6	16.7	17.9	143.5	10.2	81.1	285.0	(273.5)	1.6%
Variable Rate (NOK)(4)(5)	93.9	67.1	174.5	228.1	134.2	—	697.8	(689.0)	6.3%

Fixed-Rate Debt ($U.S.)	29.9	30.4	22.1	21.6	316.2	501.3	921.5	(950.1)	6.7%
Average Interest Rate	3.3%	3.4%	3.1%	4.9%	5.9%	7.7%	6.7%

Capital Lease Obligations
Variable-Rate ($U.S.)(6)	4.4	4.6	28.3	26.3	—	—	63.6	(63.6)	5.5%
Average Interest Rate(7)	5.4%	5.4%	4.6%	6.4%	—	—	5.5%

Interest Rate Swaps:
Contract Amount ($U.S.)(8)	787.4	797.8	479.9	288.6	242.7	1,261.0	3,857.3	(359.9)	3.5%
Average Fixed Pay Rate(2)	3.6%	2.7%	3.7%	2.4%	2.9%	4.1%	3.5%
Contract Amount (Euro)(4)(9)	15.6	16.7	17.9	143.5	10.2	81.1	285.0	(45.8)	3.1%
Average Fixed Pay Rate(3)	3.1%	3.1%	3.1%	2.6%	3.7%	3.8%	3.1%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of December 31, 2014, ranged from 0.3% to 3.95% for U.S. Dollar denominated debt. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)

Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2014.
(5)

Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at rates between 4.80% to 7.49% and interest rate payments swapped from NIBOR plus margins between 4.00% to 5.75% and the transfer of principal fixed between $89.7 million to $162.2 million upon maturity in exchange for NOK 500 million to NOK 1 billion.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(7)

The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(8)	The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Equity Price Risk

We and Teekay Tankers are exposed to the changes in the stock price of TIL. We and Teekay Tankers have stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants vest in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the Common Stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019.

Commodity Price Risk

From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at December 31, 2014, we were not committed to any bunker fuel swap contracts.

Spot Tanker Market Rate Risk

In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time we have entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce our exposure to spot tanker market rates. As at December 31, 2014, we had no FFA commitments.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2014.

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

We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2014.

Our independent auditors, KPMG LLP, an independent registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15 (f) under the Exchange Act) that occurred during the year ended December 31, 2014.

Item 16A.	Audit Committee Financial Expert

The Board has determined that director and Chair of the Audit Committee, Eileen A. Mercier, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted a Standards of Business Conduct that applies to all employees and directors. This document is available under “Investors – Teekay Corporation – Governance” from the home page of our website (www.teekay.com). We also intend to disclose under “Investors – Teekay Corporation – Governance” in the Investors section of our web site any waivers to or amendments of our Standards of Business Conduct for the benefit of our directors and executive officers.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2014 and 2013 was KPMG LLP, Chartered Accountants. The following table shows the fees Teekay and our subsidiaries paid or accrued for audit and other services provided by KPMG LLP for 2014 and 2013.

Fees (in thousands of U.S. dollars)	2014	2013
Audit Fees (1)	$3,348	$3,349
Audit-Related Fees (2)	61	44
Tax Fees (3)	69	51
All Other Fees (4)	14	50

Total	$3,492	$3,494

(1)

Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries including professional services in connection with the review of our regulatory filings for public offerings of our subsidiaries. Audit fees for 2014 and 2013 include approximately $729,000 and $837,000, respectively, of fees paid to KPMG LLP by Teekay LNG that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG. Audit fees for 2014 and 2013 include approximately $841,000 and $771,000, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Offshore that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay Offshore. Audit fees for 2014 and 2013 include approximately $275,000 and $225,000, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.

(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, divestitures and other attestation services.

(3)	For 2014 and 2013, tax fees principally included corporate tax compliance fees.
(4)	All other fees principally relate to due diligence services provided in the year.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2014 and 2013.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In October 2008, we announced that our Board of Directors had authorized the repurchase of up to $200 million of shares of our common stock. As at December 31, 2014, Teekay had repurchased 5.2 million shares of Common Stock for $162.3 million pursuant to such authorizations. The total remaining share repurchase authorization at December 31, 2014, was $37.7 million. During 2013 and under a separate authorization, Teekay repurchased 0.3 million shares of Common Stock for $12.0 million from Resolute Investments Ltd.

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

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Corporation. (13)

1.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation. (13)

1.3	Amended and Restated Bylaws of Teekay Corporation. (1)

2.1	Registration Rights Agreement among Teekay Corporation, Tradewinds Trust Co. Ltd., as Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK Trust. (2)

2.2	Specimen of Teekay Corporation Common Stock Certificate. (2)

2.8	Indenture dated as of January 27, 2010 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for US $450,000,000 8.5% Senior Notes due 2020. (14)

2.9	Agreement, dated October 5, 2012, for NOK 700,000,000 Senior Unsecured Bonds due October 2015, among us and Norsk Tillitsmann ASA. (18)

4.1	1995 Stock Option Plan. (2)

4.2	Amendment to 1995 Stock Option Plan. (3)

4.3	Amended 1995 Stock Option Plan. (4)

4.4	Amended 2003 Equity Incentive Plan. (16)

4.5	Annual Executive Bonus Plan. (5)

4.7	Form of Indemnification Agreement between Teekay and each of its officers and directors. (2)

4.8	Amended Rights Agreement, dated as of July 2, 2010 between Teekay Corporation and The Bank of New York, as Rights Agent. (7)

4.9	Agreement dated June 26, 2003 for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (8)

4.10	Agreement dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC. (5)

4.11	Supplemental Agreement dated September 30, 2004 to Agreement dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (5)

4.12	Agreement dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others. (6)

4.13	Agreement dated October 2, 2006, for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility among Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. (9)

4.14	Agreement dated August 23, 2006, for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility among Teekay LNG Partners L.P., ING Bank N.V. and various other banks. (9)

4.15	Agreement, dated November 28, 2007 for a U.S. $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (10)

4.16	Agreement dated May 16, 2007 for a U.S. $700,000,000 Credit Facility Agreement to be made available to Teekay Acquisition Holdings LLC et al by HSH NordBank AG and others. (11)

4.17	Amended and Restated Omnibus Agreement dated as of December 19, 2006, among Teekay Corporation, Teekay GP L.L.C., Teekay LNG Partners L.P., Teekay LNG Operating L.L.C., Teekay Offshore GP L.L.C., Teekay Offshore Partners L.P., Teekay Offshore Operating GP. L.L.C. and Teekay Offshore Operating L.P. (12)

4.18	2013 Equity Incentive Plan. (15)

4.19	Agreement, dated December 21, 2012 for a U.S. $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (17)

4.20	Amendment Agreement, dated December 18, 2013 for a U.S. $300,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (19)

4.21	Agreement, dated February 24, 2014 for a U.S. $815,000,000 Secure Term Loan Facility Agreement among Knarr L.L.C., Citibank, N.A. and others. (20)

4.22	Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping LLC in connection with the Yamal LNG Project.

4.23	Agreement dated December 17, 2014, for a U.S. $450,000,000 secured loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ.

4.24	Amendment Agreement No. 2, dated December 19, 2014 for a U.S. $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

8.1	List of Significant Subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.

13.1	Teekay Corporation Certification of Peter Evensen, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG LLP, as independent registered public accounting firm.

23.2	Consolidated Financial Statements of Malt LNG Netherlands Holdings B.V.

23.3	Consolidated Financial Statements of Exmar LPG BVBA.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on August 31, 2011, and hereby incorporated by reference to such Report.

(2)

Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.

(3)	Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on May 2, 2000, and hereby incorporated by reference to such Report.
(4)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 8, 2005, and hereby incorporated by reference to such Report.
(6)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 10, 2006, and hereby incorporated by reference to such Report.
(7)	Previously filed as an exhibit to the Company’s Form 8-A/A (File No.1-12874), filed with the SEC on July 2, 2010, and hereby incorporated by reference to such Report.
(8)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 14, 2003, and hereby incorporated by reference to such Report.
(9)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on December 21, 2006, and hereby incorporated by reference to such Report.
(10)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 11, 2008, and hereby incorporated by reference to such Report.
(11)	Previously filed as an exhibit to the Company’s Schedule TO – T/A, filed with the SEC on May 18, 2007, and hereby incorporated by reference to such schedule.
(12)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.
(13)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and hereby incorporated by reference to such Report.
(14)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on January 27, 2010, and hereby incorporated by reference to such Report.
(15)

Previously filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-187142), filed with the SEC on March 8, 2013, and hereby incorporated by reference to such Registration Statement.

(16)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 25, 2012, and hereby incorporated by reference to such Report.
(17)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 29, 2013, and hereby incorporated by reference to such Report.
(18)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 28, 2014, and hereby incorporated by reference to such Report.
(19)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 28, 2014, and hereby incorporated by reference to such Report.
(20)	Previously filed as an exhibit to our Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on September 2, 2014, and hereby incorporated by reference to such Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION

By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: April 29, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

TEEKAY CORPORATION

We have audited the accompanying consolidated balance sheets of Teekay Corporation and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in total equity for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 29, 2015, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 29, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

TEEKAY CORPORATION

We have audited Teekay Corporation and subsidiaries’ (“the Company”) internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2014 and 2013, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in total equity for each of the years in the three-year period ended December 31, 2014, and our report dated April 29, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 29, 2015

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share amounts)

	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $
Revenues	1,993,920	1,830,085	1,980,771

Voyage expenses	(127,847)	(112,218)	(138,283)
Vessel operating expenses	(809,319)	(806,152)	(813,326)
Time-charter hire expense	(67,219)	(103,646)	(130,739)
Depreciation and amortization	(422,904)	(431,086)	(455,898)
General and administrative	(140,917)	(140,958)	(144,296)
Asset impairments (note 18b)	(4,759)	(167,605)	(432,196)
Loan loss recoveries (provisions) (note 18b)	2,521	(748)	(1,886)
Net gain (loss) on sale of vessels, equipment and other assets (note 18a)	13,509	1,995	(6,975)
Restructuring charges (note 20)	(9,826)	(6,921)	(7,565)

Income (loss) from vessel operations	427,159	62,746	(150,393)

Interest expense	(208,529)	(181,396)	(167,615)
Interest income	6,827	9,708	6,159
Realized and unrealized (loss) gain on non-designated derivative instruments (note 15)	(231,675)	18,414	(80,352)
Equity income (note 23)	128,114	136,538	79,211
Foreign exchange gain (loss) (notes 8 and 15)	13,431	(13,304)	(12,898)
Other (loss) income (note 14)	(1,152)	5,646	366

Net income (loss) before income taxes	134,175	38,352	(325,522)
Income tax (expense) recovery (note 21)	(10,173)	(2,872)	14,406

Net income (loss)	124,002	35,480	(311,116)
Less: Net (income) loss attributable to non-controlling interests	(178,759)	(150,218)	150,936

Net loss attributable to shareholders of Teekay Corporation	(54,757)	(114,738)	(160,180)

Per common share of Teekay Corporation (note 19)
• Basic loss attributable to shareholders of Teekay Corporation	(0.76)	(1.63)	(2.31)
• Diluted loss attributable to shareholders of Teekay Corporation	(0.76)	(1.63)	(2.31)
• Cash dividends declared	1.2650	1.2650	1.2650
Weighted average number of common shares outstanding (note 19)
• Basic	72,066,008	70,457,968	69,263,369
• Diluted	72,066,008	70,457,968	69,263,369

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Net income (loss)	124,002	35,480	(311,116)

Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized loss on marketable securities	(1,151)	(2,233)	(1,904)
Unrealized (loss) gain on qualifying cash flow hedging instruments	(3,082)	(836)	2,412
Pension adjustments, net of taxes	(7,637)	(3,640)	6,698
Foreign exchange gain on currency translation	174	740	1,144
Amounts reclassified from accumulated other comprehensive loss
To other income:
Impairment of marketable securities	1,322	2,062	2,560
To general and administrative expenses:
Realized loss (gain) on qualifying cash flow hedging instruments	—	257	(1,435)
Settlement of defined benefit pension plan	(3,332)	974	—
To equity income:
Realized loss on qualifying cash flow hedging instruments	1,551	405	—

Other comprehensive (loss) income	(12,155)	(2,271)	9,475

Comprehensive income (loss)	111,847	33,209	(301,641)
Less: Comprehensive (income) loss attributable to non-controlling interests	(177,713)	(150,368)	150,601

Comprehensive loss attributable to shareholders of Teekay Corporation	(65,866)	(117,159)	(151,040)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2014	2013
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	806,904	614,660
Restricted cash (note 10)	33,653	4,748
Accounts receivable, including non-trade of $49,707 (2013 - $109,114) and related party balances of $38,616 (2013 - $16,371)	378,193	528,594
Assets held for sale (notes 11 and 18)	—	176,247
Net investment in direct financing leases (note 9)	20,823	21,545
Prepaid expenses and other	69,470	57,158
Current portion of loans to equity-accounted investees (note 23)	26,209	37,019
Current portion of investment in term loans (note 4)	—	211,579
Current portion of derivative assets (note 15)	—	23,040

Total current assets	1,335,252	1,674,590

Restricted cash - non-current (note 10)	85,698	497,984

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $2,627,499 (2013 - $2,135,780)	6,307,971	5,983,128
Vessels under capital leases, at cost, less accumulated amortization of $50,898 (2013 – $152,020) (note 10)	91,776	571,692
Advances on newbuilding contracts and conversion costs (note 16a)	1,706,500	796,324

Total vessels and equipment	8,106,247	7,351,144

Net investment in direct financing leases - non-current (note 9)	684,130	705,717
Loans to equity-accounted investees and joint venture partners, bearing interest between nil to 8% (note 23)	227,217	132,229
Derivative assets (note 15)	14,415	69,797
Equity-accounted investments (notes 16c and 23)	873,421	690,309
Other non-current assets	274,595	159,494
Intangible assets – net (note 6)	94,666	107,898
Goodwill (note 6)	168,571	166,539

Total assets	11,864,212	11,555,701

LIABILITIES AND EQUITY
Current
Accounts payable	85,290	98,415
Accrued liabilities (notes 7 and 15)	394,759	466,824
Liabilities associated with assets held for sale (notes 8, 11 and 18)	—	168,007
Current portion of derivative liabilities (note 15)	203,957	143,999
Current portion of long-term debt (note 8)	654,134	996,425
Current obligation under capital leases (note 10)	4,422	31,668
Current portion of in-process revenue contracts	23,414	40,176

Total current liabilities	1,365,976	1,945,514

Long-term debt, including amounts due to joint venture partners of nil (2013 - $13,282) (note 8)	6,082,364	5,113,045
Long-term obligation under capital leases (note 10)	59,128	566,661
Derivative liabilities (note 15)	422,182	299,570
In-process revenue contracts	149,998	139,676
Other long-term liabilities	383,089	271,621

Total liabilities	8,462,737	8,336,087

Commitments and contingencies (note 8, 9, 10, 15 and 16)
Redeemable non-controlling interest (note 16e)	12,842	16,564
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,500,502 shares outstanding (2013 - 70,729,399); 73,299,702 shares issued (2013 - 71,528,599) (note 12)	770,759	713,760
Retained earnings	355,867	435,217
Non-controlling interest	2,290,305	2,071,262
Accumulated other comprehensive loss (note 1)	(28,298)	(17,189)

Total equity	3,388,633	3,203,050

Total liabilities and equity	11,864,212	11,555,701

Consolidation of variable interest entities (note 3f)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	124,002	35,480	(311,116)
Non-cash items:
Depreciation and amortization	422,904	431,086	455,898
Amortization of in-process revenue contracts (note 6)	(40,939)	(61,700)	(72,933)
Unrealized loss (gain) on derivative instruments	267,830	(113,344)	(40,373)
(Gain) loss on sale of vessels and equipment	(13,509)	(1,995)	6,975
Asset impairments and loan loss provisions(note 18b)	2,238	168,353	434,082
Equity income, net of dividends received	(94,726)	(121,144)	(65,639)
Income tax expense (recovery)	10,173	2,872	(14,406)
Unrealized foreign exchange (gain) loss and other	(217,908)	(39,003)	46,680
Change in operating assets and liabilities (note 17a)	60,631	64,184	(115,209)
Expenditures for dry docking	(74,379)	(72,205)	(35,023)

Net operating cash flow	446,317	292,584	288,936

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs (note 8)	3,365,045	2,451,828	1,407,275
Scheduled repayments of long-term debt	(1,291,322)	(695,688)	(266,242)
Prepayments of long-term debt	(1,331,469)	(1,017,818)	(1,060,169)
Repayments of capital lease obligations	(479,115)	(10,315)	(10,161)
Decrease (increase) in restricted cash (note 10)	380,953	31,776	(33,592)
Net proceeds from equity issuances of subsidiaries (note 5)	452,061	446,893	496,224
Equity contribution by joint venture partner	27,267	4,934	86,350
Issuance of Common Stock upon exercise of stock options	55,165	27,219	11,617
Distribution from subsidiaries to non-controlling interests	(360,820)	(269,987)	(246,555)
Cash dividends paid	(91,004)	(90,265)	(83,299)
Other financing activities	—	(12,000)	(1,777)

Net financing cash flow	726,761	866,577	299,671

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(994,931)	(753,755)	(523,597)
Proceeds from sale of vessels and equipment	180,638	47,704	250,807
Purchase of ALP (net of cash acquired of $294) (note 3d)	(2,322)	—	—
Purchase of Logitel (net of cash acquired of $8,089) (note 3a)	4,090	—	—
Acquisition of FPSO units and Sevan Marine ASA, net of cash acquired (note 3f)	—	—	(92,303)
Recovery (investment) in term loans (note 4)	4,814	(12,552)	—
Investment in equity-accounted investees (note 23)	(79,602)	(157,762)	(183,554)
Advances to equity-accounted investees	(87,130)	(14,466)	(117,235)
Investment in direct financing lease assets (note 9)	—	(307,950)	—
Direct financing lease payments received	22,856	17,289	23,307
Investment in cost accounted investment	(25,000)	—	—
Other investing activities	(4,247)	(2,500)	1,332

Net investing cash flow	(980,834)	(1,183,992)	(641,243)

Increase (decrease) in cash and cash equivalents	192,244	(24,831)	(52,636)
Cash and cash equivalents, beginning of the year	614,660	639,491	692,127

Cash and cash equivalents, end of the year	806,904	614,660	639,491

Supplemental cash flow information (note 17)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and shares)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Retained Earnings $	Accumulated Other Comprehensive Income (Loss) $	Non- controlling Interest $	Total $	Redeemable Non- controlling Interest $
Balance as at December 31, 2011	68,732	660,917	802,982	(23,903)	1,863,798	3,303,794	38,307

Net loss			(160,180)		(150,936)	(311,116)
Reclassification of redeemable non-controlling interest in net income					4,520	4,520	(4,520)
Other comprehensive income				9,135	340	9,475
Dividends declared			(83,305)		(241,583)	(324,888)	(4,972)
Reinvested dividends	1	6				6
Exercise of stock options and other (note 12)	971	11,617				11,617
Employee stock option compensation (note 12)		9,393				9,393
Dilution gain on public offerings of Teekay Offshore, Teekay Tankers, Teekay LNG and share issuances of Teekay Offshore (note 5)			88,727			88,727
Additions to non-controlling interest from share and unit issuances of subsidiaries and other					399,946	399,946

Balance as at December 31, 2012	69,704	681,933	648,224	(14,768)	1,876,085	3,191,474	28,815

Net (loss) income			(114,738)		150,218	35,480
Reclassification of redeemable non-controlling interest in net income					6,391	6,391	(6,391)
Other comprehensive income				(2,421)	150	(2,271)
Dividends declared			(90,273)		(263,141)	(353,414)	(5,860)
Reinvested dividends	1	8				8
Exercise of stock options and other (note 12)	1,324	27,219				27,219
Repurchase of Common Stock (note 12)	(300)	(2,722)	(9,278)			(12,000)
Employee stock compensation (note 12)		7,322				7,322
Dilution gain on public offerings of Teekay LNG, Teekay Offshore and Teekay Tankers (note 5)			36,703			36,703
Excess of purchase price over the carrying value upon acquisition of Variable Interest Entity (note 3f)			(35,421)			(35,421)
Additions to non-controlling interest from share and unit issuances of subsidiaries and other					301,559	301,559

Balance as at December 31, 2013	70,729	713,760	435,217	(17,189)	2,071,262	3,203,050	16,564

Net (loss) income			(54,757)		178,759	124,002
Reclassification of redeemable non-controlling interest in net income					(7,777)	(7,777)	7,777
Other comprehensive income				(11,109)	(1,046)	(12,155)
Dividends declared			(93,021)		(363,685)	(456,706)	(11,499)
Reinvested dividends	1	6				6
Exercise of stock options and other (note 12)	1,771	55,165				55,165
Employee stock compensation (note 12)		1,828				1,828
Dilution gain on public offerings of Teekay LNG, Teekay Offshore and Teekay Tankers (note 5)			68,428			68,428
Additions to non-controlling interest from share and unit issuances of subsidiaries and other					412,792	412,792

Balance as at December 31, 2014	72,501	770,759	355,867	(28,298)	2,290,305	3,388,633	12,842

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

1.	Summary of Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (or GAAP). They include the assets, liabilities, revenues and expenses of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of The Marshall Islands, its wholly-owned subsidiaries and those non-wholly owned subsidiaries in which Teekay has a controlling financial interest (collectively, the Company). Certain of Teekay’s significant non-wholly owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the following publicly traded subsidiaries (collectively, the Public Subsidiaries): Teekay LNG Partners L.P. (or Teekay LNG); Teekay Offshore Partners L.P. (or Teekay Offshore); and Teekay Tankers Ltd. (or Teekay Tankers). As of December 31, 2014, Teekay owned a 33.5% interest in Teekay LNG (35.3% - December 31, 2013), including common units and its 2% general partner interest, a 27.3% interest in Teekay Offshore (29.3% - December 31, 2013), including common units and its 2% general partner interest, and 26.2% of the capital stock of Teekay Tankers (25.1% - December 31, 2013), including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. While Teekay owns less than 50% of each of the Public Subsidiaries, Teekay maintains control of Teekay LNG and Teekay Offshore by virtue of its 100% ownership interest in the general partners of Teekay LNG and Teekay Offshore, which are both master limited partnerships, and maintains control of Teekay Tankers through its ownership of a sufficient number of Class A common shares and Class B common shares, which provide increased voting rights, to maintain a majority voting interest in Teekay Tankers and thus consolidates these subsidiaries. Significant intercompany balances and transactions have been eliminated upon consolidation. Teekay has entered into an omnibus agreement with Teekay LNG and Teekay Offshore to govern, among other things, when the Company, Teekay LNG and Teekay Offshore may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. In addition, Teekay has entered into a non-competition agreement with Teekay Tankers, which provides Teekay Tankers with a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities developed by Teekay through June 2015.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Given the current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts.

In the current period, the Company has presented the conversion costs incurred at period end for the Company’s committed vessel conversions in Advances on newbuilding contracts and conversion costs on the consolidated balance sheets. Prior to 2014, the Company included these amounts in Vessels and equipment – At cost, less accumulated depreciation. All such costs incurred in comparative periods have been reclassified from Vessels and equipment – At cost, less accumulated depreciation to Advances on newbuilding contracts and conversion costs to conform to the presentation adopted in the current period. The amount reclassified as at December 31, 2013 was $29.8 million.

Non-Controlling Interests

Where Teekay’s ownership interest in a consolidated subsidiary is less than 100%, the non-controlling interests’ share of these non-wholly owned subsidiaries are reported in the Company’s consolidated balance sheets as a separate component of equity. The non-controlling interests’ share of the net income (loss) of these non-wholly owned subsidiaries is reported in the Company’s consolidated statements of income (loss) as a deduction from the Company’s net income (loss) to arrive at net income (loss) attributable to shareholders of Teekay.

The basis for attributing net income (loss) of each non-wholly owned subsidiary to the controlling interest and the non-controlling interests, with the exception of Teekay LNG and Teekay Offshore, is based on the relative ownership interests of the non-controlling interests compared to the controlling interest, which is consistent with how dividends and distributions are paid or are payable for these non-wholly owned subsidiaries.

Teekay LNG and Teekay Offshore each have limited partners and one general partner. Both general partners are owned by Teekay. For Teekay LNG, the limited partners hold common units. For Teekay Offshore, the limited partners hold common units and preferred units. For each quarterly period, the method of attributing Teekay LNG’s and Teekay Offshore’s net income (loss) of that period to the non-controlling interests of Teekay LNG and Teekay Offshore begins by attributing net income (loss) of Teekay Offshore to the non-controlling interests which hold 100% of the preferred units of Teekay Offshore in an amount equal to the amount of preferred unit distributions declared for the quarterly period. The remaining net income (loss) to be attributed to the controlling interest and the non-controlling interests of Teekay LNG and Teekay Offshore is divided into two components. The first component consists of the cash distribution that Teekay LNG or Teekay Offshore will declare and pay to limited and general partners for that quarterly period (the Distributed Earnings). The second component consists of the difference between the net income (loss) of Teekay LNG or Teekay Offshore that is available to be allocated to the common unit holders and the general partner of such entity and the amount of the first component cash distribution (the Undistributed Earnings). The portion of the Distributed Earnings that is allocated to the non-controlling interests is the amount of the cash distribution that Teekay LNG or Teekay Offshore will declare and pay to the non-controlling interests for that quarterly period. The portion of the Undistributed Earnings that is allocated to the non-controlling interests is based on the relative ownership percentages of the non-controlling interests of Teekay LNG and Teekay Offshore compared to the controlling interest.

When Teekay’s non-wholly owned subsidiaries declare dividends or distributions to their owners, or require all of their owners to contribute capital to the non-wholly owned subsidiaries, such amounts are paid to, or received from, each of the owners of the non-wholly owned subsidiaries based on the relative ownership interests in the non-wholly owned subsidiary. As such, any dividends or distributions paid to, or capital contributions received from, the non-controlling interests are reflected as a reduction (dividends or distributions) or an increase (capital contributions) in non-controlling interest in the Company’s consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

When Teekay’s non-wholly owned subsidiaries issue additional equity interests to non-controlling interests, Teekay is effectively selling a portion of the non-wholly owned subsidiaries. Consequently, the proceeds received by the subsidiaries from their issuance of additional equity interests are allocated between non-controlling interest and retained earnings in the Company’s consolidated balance sheets. The portion allocated to non-controlling interest on the Company’s consolidated balance sheets consists of the carrying value of the portion of the non-wholly owned subsidiary that is effectively disposed of, with the remaining amount attributable to the controlling interest, which consists of the Company’s dilution gain or loss that is allocated to retained earnings.

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

Operating revenues and expenses

The Company recognizes revenues from time-charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is off hire. When the time-charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenue only after meeting the profit sharing or other contingent threshold. All revenues from voyage charters are recognized on a proportionate performance method. The Company uses a discharge-to-discharge basis in determining proportionate performance for all spot voyages and voyages servicing contracts of affreightment, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Revenues from floating production, storage and offloading (or FPSO) contracts are recognized as service is performed. Certain of the Company’s FPSO units receive incentive-based revenue, which is recognized when earned by the fulfillment of the applicable performance criteria. Revenues and expenses relating to engineering studies are recognized when the service is completed, unless the expenses are not recoverable in which case the expenses are recognized as incurred. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

Revenues and voyage expenses of the Company’s vessels operating in pool arrangements with unrelated parties are pooled with the revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time-charter-equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in accounts receivable.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.

Cash and cash equivalents

The Company classifies all highly liquid investments with a maturity date of three months or less at their inception as cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There was no significant amounts recorded as allowance for doubtful accounts as at December 31, 2014, 2013, and 2012.

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

The Company analyzes its available-for-sale securities for impairment during each reporting period to evaluate whether an event or change in circumstances has occurred in that period that may have a significantly adverse effect on the fair value of the investment. The Company records an impairment charge through current-period earnings and adjusts the cost basis for such other-than-temporary declines in fair value when the fair value is not anticipated to recover above cost within a three-month period after the measurement date, unless there are mitigating factors that indicate an impairment charge through earnings may not be required. If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until sale of the security.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for tankers carrying crude oil and refined product, 20 to 25 years for FPSO units, 35 years for liquefied natural gas (or LNG) carriers and 30 years for liquefied petroleum gas (or LPG) carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for those periods of time. Floating storage and off-take (or FSO) units are depreciated over the term of the contract. Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases. Depreciation of vessels and equipment, excluding amortization of dry docking expenditures, for the years ended December 31, 2014, 2013, and 2012 aggregated $341.5 million, $346.5 million and $364.3 million, respectively. Amortization of vessels accounted for as capital leases was $21.6 million, $22.8 million and $30.1 million for the years ended December 31, 2014, 2013, and 2012, respectively.

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

Interest costs capitalized to vessels and equipment for the years ended December 31, 2014, 2013, and 2012, aggregated $51.3 million, $14.6 million and $34.9 million, respectively.

Generally, the Company dry docks each tanker and gas carrier every two and a half to five years. The Company capitalizes a substantial portion of the costs incurred during dry docking and amortizes those costs on a straight-line basis over their estimated useful life, which typically is from the completion of a dry docking or intermediate survey to the estimated completion of the next dry docking. The Company includes in capitalized dry docking costs those costs incurred as part of the dry docking to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking, and for annual class survey costs on the Company’s FPSO units.

The continuity of capitalized dry docking costs for the three years ended December 31, 2014, 2013, and 2012, is summarized as follows:

	Year Ended December 31,
	2014	2013	2012
	$	$	$
Balance at the beginning of the year	118,194	100,928	128,987
Costs incurred for dry dockings	74,018	72,545	35,336
Dry dock amortization	(50,926)	(50,325)	(57,082)
Write down / sales of vessels	(5,955)	(4,954)	(6,313)

Balance at the end of the year	135,331	118,194	100,928

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

Direct financing leases and other loan receivables

The Company (i) employs four LNG carriers and an FSO unit on long-term time charters, and (ii) assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products, all of which are accounted for as direct financing leases. The lease payments received by the Company under these lease arrangements are allocated between the net investments in the leases and revenues or other income using the effective interest method so as to produce a constant periodic rate of return over the lease terms.

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

The following table contains a summary of the Company’s financing receivables by type of borrower, the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis, and the grade as of December 31, 2014.

			December 31,
			2014	2013
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	704,953	727,262
Other loan receivables
Investment in term loans and interest receivable	Collateral	Non-Performing(1)	—	211,579
Loans to equity-accounted investees and joint
venture partners (2)	Other internal metrics	Performing	253,426	169,248
Long-term receivable included in other assets	Payment activity	Performing	43,843	31,634

			1,002,222	1,139,723

(1)	In March 2014, Teekay and Teekay Tankers took ownership of the vessels held as collateral in satisfaction of the loans and accrued interest. (See Note 4).
(2)

The Company’s subsidiary Teekay LNG owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in the Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), essentially giving Teekay LNG a 69% interest in the Teekay Tangguh Joint Venture. During the year ended December 31, 2012, the parent company of Teekay LNG‘s joint venture partner, BLT LNG Tangguh Corporation (or BLT), suspended trading on the Jakarta Stock Exchange and entered into a court-supervised debt restructuring in Indonesia. The remaining loans to BLT, totaling $1.8 million as at December 31, 2014 (December 31, 2013 - $28.5 million), are considered to be collectible given a signed settlement agreement between the Company and BLT regarding repayment terms. In 2014, the Teekay Tangguh Joint Venture declared dividends of $87.1 million, of which $14.4 million was used to offset the advances made to BLT and P.T. Berlian Laju Tanker and $11.7 million was repaid to Teekay by BLT. In addition, $1.5 million was paid to Teekay by BLT as part of the settlement agreement.

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

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt, capital lease obligations, restricted cash deposits, non-designated bunker fuel swap contracts and forward freight agreements, and non-designated foreign exchange currency forward contracts are recorded in realized and unrealized (loss) gain on non-designated derivative instruments. Gains and losses from the Company’s hedge accounted foreign currency forward contracts are recorded primarily in vessel operating expenses and general and administrative expense. Gains and losses from the Company’s non-designated cross currency swap are recorded in foreign currency exchange gain (loss) in the consolidated statements of income (loss).

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

The Company’s intangible assets consist primarily of acquired time-charter contracts and contracts of affreightment. The value ascribed to the acquired time-charter contracts and contracts of affreightment are being amortized over the life of the associated contract, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.

Asset retirement obligation

The Company has an asset retirement obligation (or ARO) relating to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. This obligation generally involves the costs associated with the restoration of the environment surrounding the facility and removal and disposal of all production equipment. This obligation is expected to be settled at the end of the contract under which the FPSO unit currently operates, which is anticipated no later than 2018. The ARO will be covered in part by contractual payments to be received from FPSO contract counterparties.

The Company records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related equipment. Each period, the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability. As at December 31, 2014, the ARO and associated receivable, which is recorded in other non-current assets, were $25.0 million and $6.8 million, respectively (2013 - $27.2 million and $7.5 million, respectively).

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

Accumulated other comprehensive income (loss)

The following table contains the changes in the balances of each component of accumulated other comprehensive income (loss) attributable to shareholders of Teekay for the periods presented.

	Qualifying Cash Flow Hedging Instruments	Pension Adjustments	Unrealized (Loss) Gain on Available for Sale Marketable Securities	Foreign Exchange Loss on Currency Translation	Total
	$	$	$	$	$
Balance as of December 31, 2011	(306)	(22,941)	(656)	—	(23,903)
Other comprehensive income	647	6,688	656	1,144	9,135

Balance as of December 31, 2012	341	(16,253)	—	1,144	(14,768)
Other comprehensive (loss) income	(324)	(2,666)	(171)	740	(2,421)

Balance as of December 31, 2013	17	(18,919)	(171)	1,884	(17,189)
Other comprehensive (loss) income	(485)	(10,969)	171	174	(11,109)

Balance as of December 31, 2014	(468)	(29,888)	—	2,058	(28,298)

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

Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will require companies to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires companies to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall, at the Company’s option, be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is now defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 is effective for fiscal years beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in the financial statements previously issued or available for issuance. The impact, if any, of adopting ASU 2014-08 on the Company’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

2.	Segment Reporting

The Company is a leading provider of international crude oil and gas marine transportation services and also offers offshore oil production storage and offloading services, primarily under long-term fixed-rate contracts.

The Company has four reportable segments: its shuttle tanker, FSO and offshore support segment (or Teekay Shuttle and Offshore), its FPSO segment (or Teekay Petrojarl), its liquefied gas segment (or Teekay Gas Services) and its conventional tanker segment (or Teekay Tanker Services). The Company’s shuttle tanker, FSO and offshore support segment consists of shuttle tankers, FSO units, floating accommodation units (or FAUs) and long-distance towing and offshore installation vessels. The Company’s FPSO segment consists of FPSO units and other vessels used to service its FPSO contracts. The Company’s liquefied gas segment consists of LNG and LPG carriers. The Company’s conventional tanker segment consists of conventional crude oil and product tankers that: (i) are subject to long-term, fixed-rate time-charter contracts, which have an original term of one year or more; (ii) operate in the spot tanker market; or (iii) are subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts, which have an original term of less than one year. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the years ended December 31, 2014, 2013, and 2012.

Year ended December 31, 2014	Shuttle Tanker, FSO and Offshore Support Segment $	FPSO Segment $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Revenues	608,068	614,463	325,707	445,682	1,993,920
Voyage expenses	(106,291)	(756)	(1,913)	(18,887)	(127,847)
Vessel operating expenses	(191,173)	(370,397)	(68,839)	(178,910)	(809,319)
Time-charter hire expense	(31,090)	—	—	(36,129)	(67,219)
Depreciation and amortization	(111,891)	(157,829)	(71,712)	(81,472)	(422,904)
General and administrative (1)	(35,665)	(57,915)	(27,434)	(19,903)	(140,917)
Asset impairments	(4,759)	—	—	—	(4,759)
Loan loss recoveries	—	2,521	—	—	2,521
Net gain on sale of vessels and equipment	3,121	935	—	9,453	13,509
Restructuring recoveries (charges)	812	—	—	(10,638)	(9,826)

Income from vessel operations	131,132	31,022	155,809	109,196	427,159

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Year ended December 31, 2013	Shuttle Tanker, FSO and Offshore Support Segment $	FPSO Segment $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Revenues	583,201	567,620	298,228	381,036	1,830,085
Voyage expenses	(99,111)	—	(602)	(12,505)	(112,218)
Vessel operating expenses	(182,973)	(364,986)	(61,471)	(196,722)	(806,152)
Time-charter hire expense	(56,682)	—	—	(46,964)	(103,646)
Depreciation and amortization	(116,376)	(151,365)	(71,485)	(91,860)	(431,086)
General and administrative (1)	(37,529)	(51,891)	(19,597)	(31,941)	(140,958)
Asset impairments	(76,782)	—	—	(90,823)	(167,605)
Loan loss (provisions) recoveries	—	(2,634)	—	1,886	(748)
Net gain on sale of vessels and equipment	—	1,338	—	657	1,995
Restructuring charges	(2,123)	—	—	(4,798)	(6,921)

Income (loss) from vessel operations	11,625	(1,918)	145,073	(92,034)	62,746

Year ended December 31, 2012	Shuttle Tanker, FSO and Offshore Support Segment $	FPSO Segment $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Revenues	616,295	581,215	291,712	491,549	1,980,771
Voyage expenses	(104,382)	(232)	(283)	(33,386)	(138,283)
Vessel operating expenses	(196,021)	(354,020)	(54,773)	(208,512)	(813,326)
Time-charter hire expense	(56,989)	—	—	(73,750)	(130,739)
Depreciation and amortization	(125,104)	(135,413)	(69,064)	(126,317)	(455,898)
General and administrative (1)	(36,484)	(45,139)	(18,643)	(44,030)	(144,296)
Asset impairments	(28,830)	—	—	(403,366)	(432,196)
Loan loss provisions	—	—	—	(1,886)	(1,886)
Net loss on sale of vessels and equipment	(1,112)	—	—	(5,863)	(6,975)
Restructuring charges	(652)	—	—	(6,913)	(7,565)

Income (loss) from vessel operations	66,721	46,411	148,949	(412,474)	(150,393)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to amounts presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2014	December 31, 2013
	$	$
Shuttle tanker, FSO and offshore support segment	2,055,348	1,947,905
FPSO segment	3,442,109	2,836,998
Liquefied gas segment	3,401,167	3,616,044
Conventional tanker segment	1,538,074	1,874,101
Cash	806,904	614,660
Accounts receivable and other assets	620,610	665,993

Consolidated total assets	11,864,212	11,555,701

The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Company’s consolidated revenues during the periods presented. All of these customers are international oil companies.

(U.S. dollars in millions)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Petroleo Brasileiro SA (1)	$248.2 or 12%	$244.3 or 13%	$289.3 or 15%
Statoil ASA (1)	$239.8 or 12%	$250.5 or 14%	$299.1 or 15%
BP PLC (2)	(3)	$182.5 or 10%	(3)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

(1)	Shuttle tanker, FSO and offshore support and conventional tanker segments
(2)	Shuttle tanker, FSO and offshore support, liquefied gas and conventional tanker segments
(3)	Less than 10%

3.	Investments

a)	Acquisition of Logitel Offshore Holding AS

In August 2014, the Company’s publicly-listed subsidiary Teekay Offshore acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel). The purchase price for the shares of Logitel consisted of $4.0 million in cash paid at closing and a potential additional cash amount of $27.6 million, subject to reductions of some or all of this potential additional amount if certain performance criteria are not met, primarily relating to the construction of the three FAUs ordered from the COSCO (Nantong) Shipyard (or COSCO) in China (see note 11).

Teekay Offshore is committed to acquire the three FAUs ordered from COSCO for a total cost of approximately $588 million, including estimated site supervision costs and license fees to be paid to Sevan Marine ASA (or Sevan) to allow for use of its cylindrical hull design in these FAUs, and $30.0 million from Teekay Offshore’s assumption of Logitel’s obligations under a bond agreement from Sevan. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (or Petrobras) in Brazil for the first FAU, which delivered in February 2015. The second FAU is currently under construction and in August 2014 Teekay Offshore exercised one of its existing six options with COSCO to construct a third FAU.

As noted above, Teekay Offshore assumed Logitel’s obligations under a bond agreement from Sevan as part of this acquisition. The bond is non-interest bearing and is repayable in amounts of $10.0 million within six months of delivery of each of the three FAUs ordered from COSCO, for a total of $30.0 million. If Logitel orders additional FAUs with the Sevan cylindrical design, Logitel will be required to pay Sevan up to $11.9 million for each of the next three FAUs ordered. If the fourth of six options with COSCO is not exercised by its option expiry date on November 30, 2016, Sevan has a one-time option to receive the remaining two options with COSCO.

The acquisition of Logitel represents Teekay Offshore’s entrance into the FAU business, which is in an adjacent sector to Teekay Offshore’s FPSO and shuttle tanker businesses. The acquisition of Logitel was accounted for using the purchase method of accounting, based upon preliminary estimates of fair value.

The following table summarizes the preliminary estimates of fair values of the Logitel assets acquired and liabilities assumed by Teekay Offshore on the acquisition date. Teekay Offshore is continuing to obtain information to finalize estimated fair value of the Logitel assets acquired and liabilities assumed and expects to complete this process as soon as practicable, but no later than one year from the acquisition date.

(in thousands of U.S. dollars)	As at August 11, 2014 $
ASSETS
Cash and cash equivalents	8,089
Prepaid expenses	640
Advances on newbuilding contracts	46,809

Total assets acquired	55,538

LIABILITIES
Accrued liabilities	4,098
Long-term debt	26,270

Total liabilities assumed	30,368

Net assets acquired	25,170

Cash consideration	4,000

Contingent consideration	21,170

Operating results of Logitel are reflected in the Company’s financial statements commencing August 11, 2014, the effective date of acquisition. For the year ended December 31, 2014, the Company recognized $nil revenue and $1.0 million of net loss resulting from this acquisition.

b)	Teekay LNG – Yamal LNG Joint Venture

In July 2014, the Company’s publicly-listed subsidiary Teekay LNG, through a new 50/50 joint venture (or the Yamal LNG Joint Venture) with China LNG Shipping (Holdings) Limited (or China LNG), ordered six internationally-flagged icebreaker LNG carriers for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project). The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (60%), France-based Total S.A. (20%) and China-based China National Petroleum Corporation (or CNPC) (20%), and will consist of three LNG trains with a total expected capacity of 16.5 million metric tons of LNG per annum and is currently scheduled to start-up in early-2018. The six 172,000-cubic meter ARC7 LNG carrier newbuildings will be constructed by Daewoo Shipbuilding & Marine Engineering Co. (or DSME), of South Korea, for an estimated total fully built-up cost of approximately $2.1 billion.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse directions, are scheduled to deliver at various times between the first quarter of 2018 and first quarter of 2020. Upon their deliveries, the six LNG carriers will each operate under fixed-rate time-charter contracts with Yamal Trade Pte. Ltd. until December 31, 2045, plus extension options. As of December 31, 2014, Teekay LNG had advanced $95.3 million to the Yamal LNG Joint Venture to fund newbuilding installments.

c)	Teekay LNG – BG International Limited Joint Venture

In June 2014, Teekay LNG acquired from BG International Limited (or BG) its ownership interests in four 174,000-cubic meter Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for an estimated total fully built-up cost to the joint venture of approximately $1.0 billion. The vessels, upon delivery, which are scheduled to deliver between September 2017 and January 2019, will each operate under 20-year fixed-rate time-charter contracts, plus extension options, with Methane Services Limited, a wholly-owned subsidiary of BG. As compensation for BG’s ownership interest in these four LNG carrier newbuildings, Teekay LNG assumed BG’s obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery date pursuant to a ship construction support agreement. Teekay, on behalf of Teekay LNG, will provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates. Teekay LNG estimates it will incur approximately $38.7 million of costs to provide these services, of which BG has agreed to pay a fixed amount of $20.3 million. Upon acquisition, Teekay LNG estimated that the fair value of the service obligation was $33.3 million and the fair value of the amount due from BG was $16.5 million. As at December 31, 2014, the carrying value of the service obligation of $33.7 million is included in both the current portion of in-process contracts and in-process contracts and the carrying value of the receivable from BG of $17.1 million is included in other assets in the Company’s consolidated balance sheet. Through this transaction, Teekay LNG has a 30% ownership interest in two LNG carrier newbuildings and a 20% ownership interest in the remaining two LNG carrier newbuildings (collectively, the BG Joint Venture). The excess of Teekay LNG’s investment in the BG Joint Venture over Teekay LNG’s share of the underlying carrying value of net assets acquired was approximately $16.8 million, in accordance with the preliminary purchase price allocation. This basis difference has been allocated notionally to the ship construction support agreements and the time-charter contracts. Teekay LNG accounts for its investment in the BG Joint Venture using the equity method.

d)	Teekay Offshore Acquisition of ALP Maritime Services B.V.

In March 2014, Teekay Offshore acquired 100% of the shares of ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-distance ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four SX-157 Ulstein Design ultra-long-distance towing and offshore installation vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. Teekay Offshore is committed to acquire these newbuildings for a total cost of approximately $258 million.

Teekay Offshore acquired ALP for a purchase price of $2.6 million, which was paid in cash, and also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million, which is payable upon the delivery and employment of ALP’s four newbuildings, which are scheduled throughout 2016, and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. Teekay Offshore has the option to pay up to 50% of this compensation through the issuance of common units of Teekay Offshore. Each of the contingent compensation amounts are payable only if the three former shareholders are employed by ALP at the time the performance conditions are met. For the year ended December 31, 2014, compensation costs were $0.5 million and were recorded in general and administrative expenses in the Company’s consolidated statements of income (loss). Teekay Offshore also incurred a $1.0 million fee to a third party associated with the acquisition of ALP, which has been recognized in general and administrative expenses during 2014.

The acquisition of ALP and the related newbuilding orders represents Teekay Offshore’s entrance into the long-distance ocean towage and offshore installation services business. This acquisition allows Teekay Offshore to combine its infrastructure and access to capital with ALP’s experienced management team to further grow this niche business, which is in an adjacent sector to Teekay Offshore’s FPSO and shuttle tanker businesses. The acquisition of ALP was accounted for using the purchase method of accounting, based upon finalized estimates of fair value.

The following table summarizes the finalized estimates of fair values of the ALP assets acquired and liabilities assumed by Teekay Offshore on the acquisition date.

(in thousands of U.S. dollars)	As at March 14, 2014 $
ASSETS
Cash and cash equivalents	294
Other current assets	404
Advances on newbuilding contracts	164
Other assets - long-term	395
Goodwill	2,032

Total assets acquired	3,289

LIABILITIES
Current liabilities	387
Other long-term liabilities	286

Total liabilities assumed	673

Net assets acquired	2,616

Consideration	2,616

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The goodwill recognized in connection with the ALP acquisition is attributable primarily to the assembled workforce of ALP, including their experience, skills and abilities. Operating results of ALP are reflected in the Company’s consolidated financial statements commencing March 14, 2014, the effective date of the acquisition. For the year ended December 31, 2014, the Company recognized $0.5 million of revenue and $2.3 million of net loss resulting from this acquisition. On a pro forma basis for the Company for the years ended December 31, 2014 and 2013, there would be no material changes to revenues and net income giving effect to Teekay Offshore’s acquisition of ALP as if it had taken place on January 1, 2013.

e)	Tanker Investments Ltd.

In January 2014, Teekay and its publicly-listed subsidiary Teekay Tankers formed Tanker Investments Ltd. (or TIL), which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery in the then cyclical low of the tanker market. In January 2014, Teekay and Teekay Tankers in the aggregate purchased 5.0 million shares of common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represented a total investment by Teekay and Teekay Tankers of $50.0 million. In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase in the aggregate up to 1.5 million shares of common stock of TIL (see Note 15). The stock purchase warrants, which had an aggregate value of $6.8 million on issuance, were received in exchange for the Company’s involvement in the formation of TIL and such amount is reflected in other income (expenses) in the Company’s consolidated statements of (loss) income. Teekay also received one Series A-1 preferred share and Teekay Tankers received one Series A-2 preferred share, each of which entitles the holder to elect one board member of TIL. The preferred shares do not give the holder a right to any dividends or distributions of TIL. Teekay and Teekay Tankers account for their investments in TIL using the equity method. In January 2014, TIL entered into a long-term management agreement with an affiliate of Teekay, pursuant to which the manager provides to TIL commercial, technical, administrative and corporate services and personnel, including TIL’s executive officers, in exchange for management services fees and reimbursement of expenses.

In March 2014, TIL issued additional common shares and listed its common shares on the Oslo Stock Exchange. The issuance of shares by an equity-accounted investee is accounted by the Company as if the Company had sold a proportionate share of its investment, and the resulting gain or loss is recognized in equity income in the Company’s consolidated statements of income (loss). For the year ended December 31, 2014, the Company recognized a gain from this investment of $4.1 million. The combined interests of Teekay Tankers and Teekay in TIL of the then outstanding share capital of TIL was 13.0%.

In October 2014, Teekay Tankers acquired an additional 0.9 million common shares in TIL, representing 2.43% of the then outstanding share capital of TIL. The common shares were acquired at a price of Norwegian Kroner (or NOK) 69 per share, for an aggregate price of $10.1 million. Following completion of the purchase, Teekay Tankers held 3.4 million common shares in TIL, representing 8.94% of the then outstanding share capital of TIL, and brought the combined interests of Teekay and Teekay Tankers in TIL to 15.43%. In October 2014, TIL authorized a share buyback program for up to $30 million and has repurchased $15.1 million to-date at an average price of NOK 68.49 per share, which resulted in the combined ownership interests of Teekay and Teekay Tankers in TIL to be 16.05% as at December 31, 2014.

As of December 31, 2014, TIL had completed the acquisition of two 2010-built Very Large Crude Carrier (or VLCC) vessels from Teekay Tankers, four 2009-built Suezmax tankers from Teekay and six 2009, 2010 and 2011-built Aframax tankers and two 2012-built coated Aframax vessels from third parties. TIL acquired the VLCCs and other tankers from Teekay Tankers and Teekay for an aggregate purchase price of $317.2 million. As of December 31, 2014, TIL has signed an agreement to acquire four 2009-built and two 2010-built Suezmax tankers from a third party, which are expected to deliver in the first half of 2015, bringing the total number of vessels to be owned by TIL to 20. Teekay is a guarantor of TIL’s obligations under a term loan related to the four 2009-built Suezmax tankers that TIL acquired from Teekay. TIL has agreed to pay to Teekay an annual guarantee fee of 0.25% of the outstanding balance under the term loan as consideration for Teekay’s continuing guarantee. TIL has also agreed to indemnify Teekay for any losses Teekay suffers from claims made against it pursuant to the guarantee.

f)	FPSO Units and Investment in Sevan Marine ASA

On November 30, 2011, the Company acquired from Sevan the FPSO unit Sevan Hummingbird (or Hummingbird Spirit) and its existing customer contract for approximately $184 million (including an adjustment for working capital) and made an investment of approximately $25 million to obtain a 40% ownership interest in a recapitalized Sevan. The Company also entered into a cooperation agreement with Sevan relating to joint marketing of offshore projects, the development of future projects, and the financing of such projects. Concurrently, Teekay Offshore acquired from Sevan the FPSO unit Sevan Piranema (or Piranema Spirit) and its existing customer contract for approximately $164 million (including an adjustment for working capital). The purchase price for the acquisitions of the Hummingbird Spirit, the Piranema Spirit and the investment in Sevan were paid in cash and financed by a combination of new debt facilities, a private placement by Teekay Offshore of common units and existing liquidity.

On November 30, 2011, Teekay entered into an agreement to acquire an FPSO unit, the Sevan Voyageur (or Voyageur Spirit), and its existing customer contract from Sevan. Teekay agreed to acquire the Voyageur Spirit once the upgrade project that was underway at the time was completed and the Voyageur Spirit had commenced operations under its customer contract. In September 2012, the Voyageur Spirit completed its upgrade at the Nymo shipyard and arrived at the Huntington Field in the U.K. sector of the North Sea in October 2012.

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

On April 13, 2013, the Voyageur Spirit FPSO unit began production on the Huntington Field and commenced its five-year charter with E.ON Ruhrgas UK E&P Limited (or E.ON). On May 2, 2013, Teekay completed the acquisition of the Voyageur Spirit FPSO unit. The excess of the price paid over the carrying value of the non-controlling interest acquired was $35.4 million and has been accounted for as a reduction to equity. Immediately thereafter, the FPSO unit was sold by Teekay to Teekay Offshore for an initial purchase price of $540.0 million. The Voyageur Spirit FPSO unit has been consolidated by the Company since November 30, 2011, as the Voyageur Spirit FPSO unit was a variable interest entity (or VIE) and the Company was the primary beneficiary from November 30, 2011 until its purchase in May 2013.

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

On September 30, 2013, Teekay Offshore entered into an interim agreement with E.ON whereby Teekay Offshore was compensated for production beginning August 27, 2013 until the receipt of final acceptance by E.ON. Until declared on hire, Teekay had agreed to indemnify Teekay Offshore for certain production shortfalls and unreimbursed vessel operating expenses. For the period from April 13, 2013 to December 31, 2013, Teekay had indemnified Teekay Offshore a total of $34.9 million for production shortfalls and unreimbursed repair costs. For 2014, Teekay indemnified Teekay Offshore $3.5 million for production shortfalls and unrecovered repair costs to address the compressor issues and paid a further $2.7 million in late-2014 relating to a final settlement of pre-acquisition capital expenditures for the Voyageur Spirit FPSO unit. In April 2014, Teekay Offshore received the certificate of final acceptance from the charterer, which declared the unit on-hire retroactive to February 22, 2014.

Amounts paid as indemnification from Teekay to Teekay Offshore were effectively treated as a reduction in the purchase price. The original purchase price of $540.0 million of the Voyageur Spirit FPSO unit has effectively been reduced to $503.1 million ($273.1 million net of assumed debt of $230.0 million) to reflect total indemnification payments from Teekay of $41.1 million relating to the period from the date of first oil on April 13, 2013 to when the unit was declared on-hire on February 22, 2014, partially offset by the excess value of $4.3 million relating to the 1.4 million common units issued by Teekay Offshore to Teekay on the closing date of the transaction in May 2013 compared to the date Teekay offered to sell the unit to Teekay Offshore.

g)	Teekay LNG – Exmar LPG BVBA Joint Venture

In February 2013, Teekay LNG entered into a 50/50 joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and in-charter LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and, as of December 31, 2014, included 20 owned LPG carriers (including nine newbuilding carriers scheduled for delivery between 2015 and 2018) and four in-chartered LPG carriers. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested $133.1 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The excess of the book value of net assets acquired over Teekay LNG’s investment in the Exmar LPG BVBA, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA and recognition of goodwill, in accordance with the finalized purchase price allocation. Control of Exmar LPG BVBA is shared equally between Exmar and Teekay LNG. Teekay LNG accounts for its investment in Exmar LPG BVBA using the equity method.

h)	Teekay LNG – Marubeni Joint Venture

In February 2012, a joint venture between Teekay LNG and Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) acquired a 100% interest in six LNG carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. Teekay LNG and Marubeni Corporation (or Marubeni) have 52% and 48% economic interests, respectively, but share control of the Teekay LNG-Marubeni Joint Venture. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and Teekay LNG, Teekay LNG accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method. From June to July 2013, the Teekay LNG Marubeni Joint Venture completed the refinancing of its short-term loan facilities by entering into separate long-term debt facilities totaling approximately $963 million. These debt facilities mature between 2017 and 2030. Teekay LNG has guaranteed its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, recorded a guarantee liability of $0.7 million. The carrying value of the guarantee liability as at December 31, 2014 was $0.4 million (December 31, 2013 - $0.6 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.

In July 2013, the Teekay LNG-Marubeni Joint Venture entered into an eight-year interest rate swap with a notional amount of $160.0 million, which amortizes quarterly over the term of the interest rate swap to $70.4 million at maturity. The interest rate swap exchanges the receipt of LIBOR-based interest for the payment of a fixed rate of interest of 2.20% in the first two years and 2.36% in the last six years. This interest rate swap has been designated as a qualifying cash flow hedging instrument for accounting purposes. The Teekay LNG-Marubeni Joint Venture uses the same accounting policy for qualifying cash flow hedging instruments as does Teekay LNG.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

4.	Investment in Term Loans

In February 2011, Teekay made a $70 million term loan (or the TKC Loan) to a ship-owner of a 2011-built VLCC, based in Asia. The TKC Loan’s interest rate was 9% per annum, which was payable quarterly. The TKC Loan was repayable in full in February 2014. The TKC Loan was collateralized by a first-priority mortgage on the VLCC, together with other related collateral.

In July 2010, Teekay Tankers acquired two term loans, whose borrowers had the same ultimate parent company as the borrower under the TKC Loan, with a total principal amount outstanding of $115.0 million for a total cost of $115.6 million (or the TNK Loans). The TNK Loans had an annual interest rate of 9% per annum, and included a repayment premium feature which provided a total investment yield of approximately 10% per annum. The TNK Loans matured in July 2013. The TNK Loans were collateralized by first-priority mortgages on two 2010-built VLCCs, together with other related security. The principal amount of the TNK Loans and repayment premium were payable in full at maturity in July 2013. The TKC Loan and TNK Loans are collectively referred to as the Loans.

The borrowers of the Loans had been in default on their interest payment obligations since the first quarter of 2013, and of their loan principal and repayment premium obligations on the TNK Loans from their maturity date in July 2013. As of December 31, 2013, the VLCC vessels that collateralize the Loans were trading in the spot tanker market under the Company’s management.

As at December 31, 2013, the balance of the repayment premium included in the investment in term loans was $3.4 million. As at December 31, 2013, accrued and unpaid interest on the Loans, including a portion of default interest, was $10.7 million. Such amounts are presented in investment in term loans on the consolidated balance sheets as at December 31, 2013. Interest income in respect of the Loans is included in revenues in the consolidated statements of income (loss). As of December 31, 2013, $11.2 million of interest income due under the Loans, including default interest, had not been recognized based on the Company‘s estimates at that time of amounts recoverable from future operating cash flows of the vessels and the net proceeds from the sale of the three VLCCs.

In March 2014, the Company exercised its rights under security documentation to realize the amounts owed under its investment in term loans and assumed full ownership of the three VLCC vessels, which previously secured the investment in term loans. At the time of assumption of ownership, these vessels had an aggregate fair value of approximately $222 million, which exceeded the carrying value of the Loans. As a result of the exercise of remedies and the increase in VLCC vessel values during early 2014, in the first quarter of 2014, the Company recognized $15.2 million of interest income, of which $11.2 million related to prior periods and was previously unrecognized, owing under the Loans. In May 2014, Teekay Tankers sold two single-ship wholly-owned subsidiaries, each of which owned one VLCC, to TIL for aggregate proceeds of $154 million, plus related working capital on closing. Teekay Tankers recognized a $10 million gain on the sale of the VLCCs in 2014.

5.	Financing Transactions

During the years ended December 31, 2014, 2013, and 2012, the Company’s publicly traded subsidiaries, Teekay Tankers, Teekay Offshore and Teekay LNG, completed the following public offerings and equity placements:

	Total Proceeds Received $	Less: Teekay Corporation Portion $(1)	Offering Expenses $	Net Proceeds Received $
2014
Teekay Offshore Continuous Offering Program	7,784	(156)	(153)	7,475
Teekay Offshore Direct Equity Placement	178,569	(3,571)	(75)	174,923
Teekay LNG Public Offering	140,784	(2,816)	(299)	137,669
Teekay LNG Continuous Offering Program	42,556	(851)	(901)	40,804
Teekay Tankers Public Offering	116,000	(20,000)	(4,810)	91,190

2013
Teekay Offshore Direct Equity Placements	115,688	(2,314)	(188)	113,186
Teekay Offshore Preferred Units Offering	150,000	—	(5,200)	144,800
Teekay Offshore Continuous Offering Program	2,819	(59)	(449)	2,311
Teekay LNG Continuous Offering Program	5,383	(107)	(457)	4,819
Teekay LNG Direct Equity Placement	40,816	(816)	(40)	39,960
Teekay LNG Public Offering	150,040	(3,001)	(5,222)	141,817

2012
Teekay Offshore Public Offerings	219,474	(4,389)	(8,164)	206,921
Teekay Offshore Direct Equity Placement	45,919	(919)	—	45,000
Teekay Tankers Public Offerings	69,000	—	(3,229)	65,771
Teekay LNG Public Offering	189,243	(3,784)	(6,927)	178,532

(1)	Consists of the portion Teekay subscribed for in the public offering or equity placement.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

In April 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, Teekay completed the acquisition of the Voyageur Spirit FPSO unit and, immediately thereafter, Teekay Offshore acquired the unit from Teekay for an original purchase price of $540.0 million (see Note 3(f)). Teekay Offshore financed the acquisition with the assumption of the $230.0 million debt facility secured by the unit, $253.0 million in cash and a $44.3 million equity private placement of common units to Teekay (including the general partner’s 2% proportionate capital contribution), which had a value of $40.0 million at the time Teekay offered to sell the FPSO unit to Teekay Offshore. Upon completion of the private placement to Teekay, Teekay Offshore had 83.6 million common units outstanding.

In August 2014, Teekay Tankers purchased from Teekay a 50% interest in Teekay Tanker Operations Ltd. (TTOL), which owns conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, for an aggregate price of approximately $23.5 million, including net working capital. As consideration for this acquisition, Teekay Tankers issued to Teekay 4.2 million Class B common shares. The 4.2 million Class B common shares had an approximate aggregate value of $15.6 million, or $3.70 per share, when the purchase price was agreed to between the parties and an aggregate value of $17.0 million, or $4.03 per share, on the acquisition closing date. The purchase price, for accounting purposes, is based upon the value of the Class B common shares on the acquisition closing date. In addition, Teekay Tankers reimbursed Teekay for $6.5 million of working capital it assumed from Teekay in connection with the purchase. The book value of the assets acquired, including working capital, was $16.9 million on the date of acquisition. Upon completion of the purchase from Teekay, Teekay Tankers had 87.8 million common shares outstanding.

As a result of the public offerings and equity placements of Teekay Tankers, Teekay Offshore and Teekay LNG, the Company recorded increases to retained earnings of $68.4 million (2014), $36.7 million (2013) and $88.7 million (2012). These amounts represent Teekay’s dilution gains from the issuance of units and shares by these consolidated subsidiaries.

6.	Goodwill, Intangible Assets and In-Process Revenue Contracts

Goodwill

The carrying amount of goodwill for the years ended December 31, 2014 and 2013, for the Company’s reportable segments are as follows:

	Shuttle Tanker, FSO and Offshore Support Segment	Liquefied Gas Segment	Total
	$	$	$
Balance as of December 31, 2012 and 2013	130,908	35,631	166,539
Goodwill acquired	2,032	—	2,032

Balance as of December 31, 2014	132,940	35,631	168,571

In March 2014, Teekay Offshore acquired 100% of the shares of ALP, a Netherlands-based provider of long-distance ocean towage and offshore installation services to the global offshore oil and gas industry. The goodwill recognized in connection with the ALP acquisition is attributable primarily to the assembled workforce of ALP, including their experience, skills and abilities (see Note 3d).

Intangible Assets

As at December 31, 2014, the Company’s intangible assets consisted of:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	$	$	$
Customer contracts	316,684	(223,018)	93,666
Other intangible assets	1,000	—	1,000

	317,684	(223,018)	94,666

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

As at December 31, 2013 the Company’s intangible assets consisted of:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	$	$	$
Customer contracts	316,684	(209,786)	106,898
Other intangible assets	1,280	(280)	1,000

	317,964	(210,066)	107,898

Aggregate amortization expense of intangible assets for the year ended December 31, 2014, was $13.2 million (2013 - $18.2 million, 2012 - $17.2 million), which is included in depreciation and amortization. Amortization of intangible assets following 2014 is expected to be $11.9 million (2015), $10.9 million (2016), $9.8 million (2017), $8.9 million (2018), $8.9 million (2019) and $44.3 million (thereafter).

In-Process Revenue Contracts

As part of the Company’s acquisition of FPSO units from Sevan and its previous acquisition of Petrojarl ASA (subsequently renamed Teekay Petrojarl AS, or Teekay Petrojarl), and Teekay LNG’s acquisition of BG’s ownership interests in four LNG carrier newbuildings, the Company assumed certain FPSO contracts, time charter-out contracts with terms that were less favorable than the then prevailing market terms, and a service obligation for shipbuilding supervision and crew training services for the four LNG carrier newbuildings. At the time of the acquisitions, the Company recognized liabilities based on the estimated fair value of these contracts and service obligations. The Company is amortizing these liabilities over the estimated remaining terms of their associated contracts on a weighted basis, based on the projected revenue to be earned under the contracts.

Amortization of in-process revenue contracts for the year ended December 31, 2014 was $40.9 million (2013 - $61.7 million, 2012 - $72.9 million), which is included in revenues on the consolidated statements of income (loss). Amortization following 2014 is expected to be $22.8 million (2015), $29.6 million (2016), $32.7 million (2017), $22.2 million (2018), $14.9 million (2019) and $51.2 million (thereafter).

7.	Accrued Liabilities

	December 31, 2014	December 31, 2013
	$	$
Voyage and vessel expenses	163,155	250,557
Interest	60,064	73,817
Payroll and benefits and other	100,606	91,369
Deferred revenue - current	66,027	49,486
Loan from affiliates	4,907	1,595

	394,759	466,824

8.	Long-Term Debt

	December 31, 2014	December 31, 2013
	$	$
Revolving Credit Facilities	1,766,822	1,919,086
Senior Notes (8.5%) due January 15, 2020	390,712	447,430
Norwegian Kroner-denominated Bonds due through January 2019	697,798	691,778
U.S. Dollar-denominated Term Loans due through 2023	3,103,255	2,523,523
U.S. Dollar Bonds due through 2023	492,918	174,150
Euro-denominated Term Loans due through 2023	284,993	340,221
U.S. Dollar-denominated Unsecured Demand Loans due to Joint Venture Partners	—	13,282

Total	6,736,498	6,109,470
Less current portion	654,134	996,425

Long-term portion	6,082,364	5,113,045

As of December 31, 2014, the Company had 13 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $2.4 billion, of which $0.6 billion was undrawn. Interest payments are based on LIBOR plus margins; at December 31, 2014 and December 31, 2013, the margins ranged between 0.45% and 3.95% and 0.45% and 4.5%, respectively. At December 31, 2014 and December 31, 2013, the three-month LIBOR was 0.26% and 0.25%, respectively. The total amount available under the Revolvers reduces by $382.2 million (2015), $506.2 million (2016), $529.7 million (2017), $895.2 million (2018) and $49.5 million (2019). The Revolvers are collateralized by first-priority mortgages granted on 51 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts. Included in other security are 23.8 million common units in Teekay Offshore and 25.2 million common units in Teekay LNG which secure a $500 million credit facility. The maximum amount available under the facility is dependent on the market value of the units in Teekay Offshore and Teekay LNG. At December 31, 2014, the maximum available amount was $473.5 million.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The Company’s 8.5% senior unsecured notes (or the 8.5% Notes) are due January 15, 2020 with an original principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted through the maturity date of the notes using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the 8.5% Notes. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date. During 2014, the Company repurchased the principal amount of $57.3 million of the 8.5% Notes at a premium of $7.7 million and such amount is reflected in other income in the Company’s consolidated statements of income (loss).

Teekay Offshore, Teekay LNG and Teekay have issued in the Norwegian bond market a total of NOK 4.2 billion of senior unsecured bonds that mature between October 2015 and September 2018. As at December 31, 2014, the total carrying amount of the bonds was $563.6 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 4.00% to 5.75%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 4.80% to 7.49%, and the transfer of principal fixed at $732.4 million upon maturity in exchange for NOK 4.2 billion (see Note 15).

In January 2014, Teekay Offshore issued NOK 1,000 million in senior unsecured bonds that mature in January 2019 in the Norwegian bond market. As of December 31, 2014, the carrying amount of the bonds was $134.2 million. The bonds were listed on the Oslo Stock Exchange in June 2014. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. Teekay Offshore entered into a cross currency swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.28%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see Note 15).

As of December 31, 2014, the Company had 18 U.S. Dollar-denominated term loans outstanding, which totaled $3.1 billion in aggregate principal amount (December 31, 2013 – $2.5 billion). Certain of the term loans with a total outstanding principal balance of $37.8 million as at December 31, 2014 (December 31, 2013 – $176.3 million) bear interest at a weighted-average fixed rate of 4.8% (December 31, 2013 – 5.2%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At December 31, 2014 and December 31, 2013, the margins ranged between 0.3% and 3.25%. At December 31, 2014 and December 31, 2013, the three-month LIBOR was 0.26% and 0.25%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 17 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 34 (December 31, 2013 – 35) of the Company’s vessels, together with certain other security. In addition, at December 31, 2014, all but $79.3 million (December 31, 2013 – $94.4 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

During May 2014, Teekay Offshore issued $300 million in five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of December 31, 2014, the carrying amount of the bonds was $300.0 million. The bonds were listed on the New York Stock Exchange in June 2014. The interest payments on the bonds are fixed at a rate of 6.0%.

In September 2013 and November 2013, Teekay Offshore issued $174.2 million of ten-year senior unsecured bonds that mature in December 2023 and that were issued in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. During the year, Teekay Offshore made semi-annual repayments on the bonds and as of December 31, 2014, the carrying amount of the bonds was $166.1 million.

In August 2014, Teekay Offshore assumed Logitel’s obligations under a bond agreement from Sevan as part of the acquisition (see note 3a). The bonds are redeemable at par at any time by Logitel. As of December 31, 2014, the carrying amount of the bond was $26.8 million.

The Company has two Euro-denominated term loans outstanding, which, as at December 31, 2014, totaled 235.6 million Euros ($285.0 million) (December 31, 2013 – 247.6 million Euros ($340.2 million)). The Company is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At December 31, 2014 and December 31, 2013, the margins ranged between 0.6% and 2.25% and the one-month EURIBOR at December 31, 2014 was 0.02% (December 31, 2013 – 0.2%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023, are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized foreign exchange gains of $13.4 million (2013 – $13.3 million loss, 2012 – $12.9 million loss).

The Teekay Nakilat Joint Venture had a U.S. Dollar-denominated demand loan of $13.3 million as at December 31, 2013 owing to Qatar Gas Transport Company Ltd. (or Nakilat), which was repaid by the Teekay Nakilat Joint Venture during 2014.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The weighted-average effective interest rate on the Company’s aggregate long-term debt as at December 31, 2014 was 3.2% (December 31, 2013 – 3.0%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and six loan agreements require the maintenance of vessel market value to loan ratios. As at December 31, 2014, these ratios ranged from 137.4% to 675.6% compared to their minimum required ratios of 105% to 130%. The vessel values used in these ratios are the appraised values prepared by the Company based on second hand sale and purchase market data. Changes in the conventional tanker market, FPSO market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at December 31, 2014 and December 31, 2013, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at December 31, 2014, this aggregate amount was $368.1 million (December 31, 2013- $344.9 million). As at December 31, 2014, the Company was in compliance with all covenants required by its credit facilities and other long-term debt.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to December 31, 2014, are $654.1 million (2015), $797.1 million (2016), $1.1 billion (2017), $1.6 billion (2018), $744.6 million (2019) and $1.8 billion (thereafter).

9.	Operating and Direct Financing Leases

Charters-in

As at December 31, 2014, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $119.9 million, comprised of $76.5 million (2015), $29.1 million (2016), $13.9 million (2017) and $0.4 million (2018). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

Charters-out

Time-charters and bareboat charters of the Company’s vessels to third parties (except as noted below) are accounted for as operating leases. Certain of these charters provide the charterer with the option to acquire the vessel or the option to extend the charter. As at December 31, 2014, minimum scheduled future revenues to be received by the Company on time-charters and bareboat charters then in place were approximately $10.2 billion, comprised of $1.4 billion (2015), $1.3 billion (2016), $1.3 billion (2017), $1.2 billion (2018), $1.1 billion (2019) and $4.0 billion (thereafter). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2014, revenue from unexercised option periods of contracts that existed on December 31, 2014 or variable or contingent revenues. In addition, minimum scheduled future revenues presented in this paragraph have been reduced by estimated off-hire time for scheduled periodic maintenance. The amounts may vary given future events such as unscheduled vessel maintenance.

The carrying amount of the vessels accounted for as operating leases at December 31, 2014, was $6.8 billion (2013 - $6.4 billion). The cost and accumulated depreciation of the vessels employed on operating leases as at December 31, 2014 were $8.9 billion (2013 - $8.2 billion) and $2.1 billion (2013 - $1.8 billion), respectively.

Operating Lease Obligations

Teekay Tangguh Joint Venture

As at December 31, 2014, the Teekay Tangguh Joint Venture was a party to operating leases (or Head Leases) whereby it is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company. The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company (or the Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amounts of this tax indemnification guarantee as at December 31, 2014 and December 31, 2013 were $8.4 million and $8.9 million, respectively, and are included as part of other long-term liabilities in the consolidated balance sheets of the Company. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to make termination payments to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

As at December 31, 2014, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

Year	Head Lease Receipts (1)	Sublease Payments(1)(2)
2015	22,188	24,113
2016	21,242	24,113
2017	21,242	24,113
2018	21,242	24,113
2019	21,242	24,113
Thereafter	196,579	223,185

Total	$303,735	$343,750

(1)

The Head Leases are fixed-rate operating leases while the Subleases have a small variable-rate component. As at December 31, 2014, the Teekay Tangguh Subsidiary had received $206.6 million of aggregate Head Lease receipts and had paid $139.6 million of aggregate Sublease payments. The portion of the Head Lease receipts that have not been recognized into earnings, is deferred and amortized on a straight line basis over the lease terms. As at December 31, 2014, $2.8 million and $44.1 million of Head Lease receipts had been deferred and included in accrued liabilities and other long-term liabilities, respectively, in the Company’s consolidated balance sheets.

(2)	The amount of payments under the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.

Net Investment in Direct Financing Leases

The time-charters for two of the Company’s LNG carriers, one FSO unit and VOC equipment are accounted for as direct financing leases. In addition, in September and November 2013, Teekay LNG acquired two 155,900-cubic meter LNG carriers (or Awilco LNG Carriers) from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on a five- and four-year fixed-rate bareboat charter contract (plus a one year extension option), respectively, with Awilco holding a fixed-price purchase obligation at the end of the charter. The bareboat charters with Awilco are accounted for as direct financing leases. The purchase price of each vessel was $205 million less a $51.0 million upfront prepayment of charter hire by Awilco (inclusive of a $1.0 million upfront fee), which is in addition to the daily bareboat charter rate. The following table lists the components of the net investments in direct financing leases:

	December 31,	December 31,
	2014	2013
	$	$
Total minimum lease payments to be received	936,164	1,024,187
Estimated unguaranteed residual value of leased properties	203,465	203,465
Initial direct costs and other	461	1,379
Less unearned revenue	(435,137)	(501,769)

Total	704,953	727,262
Less current portion	20,823	21,545

Long-term portion	684,130	705,717

As at December 31, 2014, minimum lease payments to be received by the Company in each of the next five years following 2014 were $80.5 million (2015), $83.9 million (2016), $207.9 million (2017), $173.7 million (2018), and $39.1 million (2019). The VOC equipment leases expired in 2014, the FSO contract is scheduled to expire in 2017, the LNG time-charters are both scheduled to expire in 2029 and the two LNG carriers under the Awilco LNG carrier leases expire in 2017 and 2018.

10.	Capital Lease Obligations and Restricted Cash

Capital Lease Obligations

	December 31,	December 31,
	2014	2013
	$	$
RasGas II LNG Carriers	—	472,806
Suezmax Tankers	63,550	125,523

Total	63,550	598,329
Less current portion	4,422	31,668

Long-term portion	59,128	566,661

RasGas II LNG Carriers. As at December 31, 2014 and 2013, Teekay LNG owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture). All amounts below and in the table above relating to the Teekay Nakilat Joint Venture’s three LNG carriers (or the RasGas II LNG Carriers), which were under capital leases until the termination of the leasing of the vessels on December 22, 2014, include Teekay LNG’s joint venture partner’s 30% interest in the Teekay Nakilat Joint Venture.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Pursuant to the termination of the leasing of the RasGas II LNG Carriers, the Teekay Nakilat Joint Venture, through its wholly-owned subsidiaries, acquired the RasGas II LNG Carriers from the lessor. In settling the outstanding lease obligations and acquiring the vessels, the Teekay Nakilat Joint Venture capitalized a negotiated early lease termination fee of $23.1 million, which was required under the lease agreement and was paid to the lessor in excess of the outstanding lease obligation of $473.4 million. Concurrently with the lease termination, the Teekay Nakilat Joint Venture refinanced its debt facility (see note 8).

Under the terms of the capital lease arrangements with respect to the RasGas II LNG Carriers, the lessor claimed tax depreciation on these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the Teekay Nakilat Joint Venture, as lessee. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases. If an assumption proved to be incorrect, the lessor was entitled to increase or decrease the lease payments to maintain its agreed after-tax margin. Even though the Teekay Nakilat Joint Venture has terminated the leasing of the RasGas II LNG Carriers and acquired the leased vessels from the lessor, it remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date. The Company’s carrying amount of the tax indemnification guarantee as at December 31, 2014 and 2013 was $14.4 million and $15.0 million, respectively, and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.

Suezmax Tankers. During 2014 Teekay LNG was a party to capital leases on four Suezmax tankers. Under these capital leases, the owner has the option to require Teekay LNG to purchase the four vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts. Teekay LNG received notification of termination from the owner and the owner sold the Algeciras Spirit on February 28, 2014 and sold the Huelva Spirit on August 15, 2014. For the remaining two Suezmax tankers, the cancellation options are first exercisable in October 2017 and July 2018, respectively. Upon sales of the vessels, Teekay LNG was not required to pay the balance of the capital lease obligations, as the vessels under capital leases were returned to the owner and the capital lease obligations were concurrently extinguished.

The amounts in the table below assume the owner will not exercise its options to require Teekay LNG to purchase either of the two remaining vessels, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable and sell the vessels to a third party, upon which the lease obligation will be extinguished. At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.5%. These capital leases are variable-rate capital leases. However, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by Teekay LNG.

As at December 31, 2014, the remaining commitments under the two capital leases, including the purchase obligations for the two Suezmax tankers, approximated $73.7 million, including imputed interest of $10.2 million, repayable from 2015 through 2018, as indicated below:

Year	Commitment
2015	$7,790
2016	$7,673
2017	$30,953
2018	$27,296

The Company’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

Restricted Cash

Under the terms of the capital leases for the RasGas II LNG Carriers that were terminated on December 22, 2014, the Teekay Nakilat Joint Venture was required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, would equal the remaining amounts owing under the leases. These cash deposits were restricted to being used for capital lease payments and were fully funded primarily with term loans. These deposits were released as part of the lease termination; however, the Teekay Nakilat Joint Venture was required to place $6.8 million on deposit to the lessor as security against any future claims as the Teekay Nakilat Joint Venture still has an obligation to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date. As at December 31, 2014 and 2013, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $6.8 million and $475.6 million, respectively. As at December 31, 2014 and 2013, the weighted-average interest rates earned on the deposits were 0.6% and 0.3%, respectively. These rates do not reflect the effect of related interest rate swaps that the Company has used to economically hedge its floating-rate restricted cash deposits relating to the RasGas II LNG Carriers.

The Company also maintains restricted cash deposits relating to certain term loans, collateral for derivatives and other obligations, which totaled $107.8 million and $27.1 million as at December 31, 2014 and 2013, respectively.

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Vessels and equipment and assets held for sale – The estimated fair value of the Company’s vessels and equipment and vessels held for sale was determined based on discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company. Other assets held for sale include working capital balances and the fair value of such amounts generally approximate their carrying value.

Investment in term loans – The fair value of the Company’s investment in term loans was estimated using a discounted cash flow analysis, based on current rates currently available for debt with similar terms and remaining maturities. In addition, an assessment of the credit worthiness of the borrower and the value of the collateral was taken into account when determining the fair value.

Loans to equity-accounted investees and joint venture partners – The fair value of the Company’s loans to joint ventures and joint venture partners approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term receivable included in other assets – The fair values of the Company’s long-term loan receivable is estimated using discounted cash flow analysis based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the counterparty.

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

		December 31, 2014		December 31, 2013
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash and cash equivalents, restricted
cash, and marketable securities	Level 1	927,679	927,679	1,119,966	1,119,966
Derivative instruments (note 15)
Interest rate swap agreements - assets (1)	Level 2	1,051	1,051	91,415	91,415
Interest rate swap agreements - liabilities (1)	Level 2	(406,783)	(406,783)	(410,470)	(410,470)
Cross currency interest swap agreement	Level 2	(221,391)	(221,391)	(52,219)	(52,219)
Foreign currency contracts	Level 2	(18,407)	(18,407)	(1,480)	(1,480)
Stock purchase warrants (note 3e and 15)	Level 3	9,314	9,314	—	—
Logitel contingent consideration (see below)	Level 3	(21,448)	(21,448)	—	—
Non-recurring
Vessels and equipment (note 18b)	Level 2	—	—	17,250	17,250
Assets held for sale (2) (note 18b)	Level 2	—	—	176,247	176,247
Other
Investment in term loans	Level 3	—	—	211,579	209,570
Loans to equity-accounted investees
and joint venture partners - Current	(3)	26,209	(3)	37,019	(3)
Loans to equity-accounted investees and joint venture partners - Long-term	(3)	227,217	(3)	132,229	(3)
Liabilities associated with assets held for sale (2) (note 18b)	Level 2	—	—	(168,007)	(168,007)
Long-term receivable included in other assets	Level 2	15,758	15,758	—	—
Long-term debt - public (note 8)	Level 1	(1,554,609)	(1,574,440)	(1,313,358)	(1,376,829)
Long-term debt - non-public (note 8)	Level 2	(5,181,889)	(5,094,857)	(4,796,112)	(4,582,274)

(1)

The fair value of the Company’s interest rate swap agreements at December 31, 2014 includes $24.5 million (December 31, 2013- $22.0 million) of net accrued interest which is recorded in accrued liabilities and accounts receivable on the consolidated balance sheets.

(2)	The fair value of the Company’s assets held for sale and liabilities associated with assets held for sale include vessels held for sale, long-term debt and other working capital balances.
(3)

In these consolidated financial statements, the Company’s loans to and equity investments in equity-accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. In addition, the loans to joint venture partners together with the joint venture partner’s equity investment in joint venture form the net aggregate carrying value of the joint venture partner’s interest in the joint venture. The fair value of the individual components of such aggregate interests is not determinable

Changes in fair value during the year ended December 31, 2014 for one of the Company’s derivative instruments, the TIL stock purchase warrants, which are described below and are measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

Year Ended December 31,
2014
$
Fair value at the beginning of the year	—
Fair value on issuance	6,840
Unrealized gain included in earnings	2,474

Fair value at the end of the year	9,314

During January 2014, the Company received stock purchase warrants entitling it to purchase up to 1.5 million shares of the common stock of TIL (see Note 15). The estimated fair value of the stock purchase warrants was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of these stock purchase warrants as of December 31, 2014 is based on the historical volatility of the comparable companies of 61.5%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

Contingent consideration liability – In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on the high-end floating accommodation market, from Cefront Technology AS (or Cefront) for $4 million, which was paid in cash at closing, plus a potential additional amount of up to $27.6 million, depending upon certain performance criteria, which is payable from early-2015 to early-2018 (see Note 3a).

Teekay Offshore will owe an additional amount of up to $27.6 million if there are no yard cost overruns and no charterer late delivery penalties; the two unfixed FAUs under construction are chartered above specified rates and no material defects from construction are identified up until one year after the delivery of each FAU. To the extent such events occur, the potential additional amount of $27.6 million will be reduced in accordance with the terms of the purchase agreement. The estimated fair value of the contingent consideration liability of $27.6 million is the amount Teekay Offshore expects to pay to Cefront discounted to its present value using a weighted average cost of capital rate of 10%. As of December 31, 2014, the amount of the expected payments for each FAU was based upon the construction status for each FAU, the state of the charter market for FAUs, the expectation of potential material defects and, to a lesser extent, the timing of delivery of each FAU. An increase (decrease) in Teekay Offshore’s estimates of yard cost overruns, charterer late delivery penalties, material defects and the discount rate, as well as a decrease (increase) in Teekay Offshore’s estimates of day rates at which it expects to charter the two unchartered FAUs, will decrease (increase) the estimated fair value of the contingent consideration liability.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Changes in the estimated fair value of Teekay Offshore’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the year ended December 31, 2014 is as follows:

Year Ended December 31,
2014
$
Balance at beginning of year	—
Acquisition of Logitel	(21,170)
Unrealized loss included in other income - net	(278)

Balance at end of year	(21,448)

12.	Capital Stock

The authorized capital stock of Teekay at December 31, 2014 and 2013, was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During 2014, the Company issued 1.8 million common shares upon the exercise of stock options and restricted stock units and awards, and had no share repurchases of common shares. During 2013, the Company issued 1.3 million common shares upon the exercise of stock options and restricted stock units and awards, and had share repurchases of 0.3 million common shares. As at December 31, 2014, Teekay had issued 73,299,702 shares of Common Stock (2013 – 71,528,599) and no shares of Preferred Stock issued. As at December 31, 2014, Teekay had 72,500,502 shares of Common Stock outstanding (2013 – 70,729,399).

Dividends may be declared and paid out of surplus, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Surplus is the excess of the net assets of the Company over the aggregated par value of the issued shares of the Teekay. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock are entitled to share equally in any dividends that the board of directors may declare from time to time out of funds legally available for dividends.

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market, subject to cancellation upon approval by the Board of Directors. As at December 31, 2014, Teekay had repurchased approximately 5.2 million shares of Common Stock for $162.3 million pursuant to such authorization. The total remaining share repurchase authorization at December 31, 2014, was $37.7 million. The shares of Common Stock repurchased during 2013 were under a separate authorization.

On July 2, 2010, the Company amended and restated its Shareholder Rights Agreement (the Rights Agreement), which was originally adopted by the Board of Directors in September 2000. In September 2000, the Board of Directors declared a dividend of one common share purchase right (a Right) for each outstanding share of the Company’s common stock. These Rights continue to remain outstanding and will not be exercisable and will trade with the shares of the Company’s common stock until after such time, if any, as a person or group becomes an “acquiring person” as set forth in the amended Rights Agreement. A person or group will be deemed to be an “acquiring person,” and the Rights generally will become exercisable, if a person or group acquires 20% or more of the Company’s common stock, or if a person or group commences a tender offer that could result in that person or group owning more than 20% of the Company’s common stock, subject to certain higher thresholds for existing shareholders that owned in excess of 15% of the Company’s common stock when the Rights Agreement was amended. Once exercisable, each Right held by a person other than the “acquiring person” would entitle the holder to purchase, at the then-current exercise price, a number of shares of common stock of the Company having a value of twice the exercise price of the Right. In addition, if the Company is acquired in a merger or other business combination transaction after any such event, each holder of a Right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company’s common stock having a value of twice the exercise price of the Right. The amended Rights Agreement will expire on July 1, 2020, unless the expiry date is extended or the Rights are earlier redeemed or exchanged by the Company.

Stock-based compensation

In March 2013, the Company adopted the 2013 Equity Incentive Plan (or the 2013 Plan) and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). As at December 31, 2014, the Company had reserved 4,009,878 (2013 - 4,133,987) shares of Common Stock pursuant to the 2013 Plan, for issuance upon the exercise of options or equity awards granted or to be granted.

During the years ended December 31, 2014 and 2013, the Company granted options under the 2013 Plan to acquire up to 15,243 and 72,810 shares of Common Stock, respectively, and during the year ended December 31, 2012, the Company granted options under the Plans to acquire up to 432,971 shares of Common Stock, to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All options outstanding as of December 31, 2014, expire between March 9, 2015 and March 11, 2024, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2014, 2013, and 2012, are as follows:

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

	December 31, 2014		December 31, 2013		December 31, 2012
	Options (000’s) #	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Exercise Price $
Outstanding - beginning of year	4,237	36.33	5,285	34.40	5,713	32.47
Granted	15	56.76	73	34.07	433	27.69
Exercised	(1,528)	36.10	(1,039)	26.21	(733)	15.85
Forfeited / expired	(14)	28.51	(82)	38.46	(128)	31.81

Outstanding - end of year	2,710	36.61	4,237	36.33	5,285	34.40

Exercisable - end of year	2,508	37.03	3,848	37.03	4,561	35.54

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2014, 2013 and 2012, are as follows:

	December 31, 2014		December 31, 2013		December 31, 2012
	Options (000’s)	Weighted- Average Grant Date Fair Value	Options (000’s)	Weighted- Average Grant Date Fair Value	Options (000’s)	Weighted- Average Grant Date Fair Value
	#	$	#	$	#	$
Outstanding non-vested stock options - beginning of year	389	9.24	723	8.74	1,057	6.40
Granted	15	11.50	73	10.54	433	8.72
Vested	(188)	9.30	(401)	8.57	(747)	5.44
Forfeited	(14)	9.01	(6)	9.46	(20)	8.24

Outstanding non-vested stock options - end of year	202	9.37	389	9.24	723	8.74

The weighted average grant date fair value for non-vested options forfeited in 2014 was $0.1 million (2013 - $0.1 million).

As of December 31, 2014, there was $0.3 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation is expected to be $0.2 million (2015), and $0.1 million (2016). During the years ended December 31, 2014, 2013, and 2012, the Company recognized $1.0 million, $1.8 million and $2.9 million, respectively, of compensation cost relating to stock options granted under the Plans. The intrinsic value of options exercised during 2014 was $22.6 million (2013 - $22.6 million; 2012 - $11.9 million).

As at December 31, 2014, the intrinsic value of the outstanding in–the-money stock options was $39.0 million (2013 - $51.7 million) and of exercisable stock options was $35.0 million (2013 - $44.5 million). As at December 31, 2014, the weighted-average remaining life of options vested and expected to vest was 3.6 years (2013 – 4.2 years).

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2014 are as follows:

	Outstanding Options			Exercisable Options
	Options (000’s)	Weighted- Average Remaining Life	Weighted- Average Exercise Price	Options (000’s)	Weighted- Average Remaining Life	Weighted- Average Exercise Price
Range of Exercise Prices	#	(Years)	$	#	(Years)	$
$10.00 – $19.99	193	4.2	11.84	193	4.2	11.84
$20.00 – $24.99	295	5.2	24.42	295	5.2	24.42
$25.00 – $29.99	367	7.2	27.69	228	7.2	27.69
$30.00 – $34.99	117	7.3	34.44	69	6.7	34.70
$35.00 – $39.99	391	1.3	39.01	391	1.3	39.01
$40.00 – $44.99	764	3.2	40.41	764	3.2	40.41
$45.00 – $49.99	139	0.2	46.80	139	0.2	46.80
$50.00 – $54.99	429	2.2	51.40	429	2.2	51.40
$55.00 – $59.99	15	9.2	56.76	—	—	—

	2,710	3.7	36.61	2,508	3.3	37.03

The weighted-average grant-date fair value of options granted during 2014 was $11.50 per option (2013 - $10.54, 2012 - $8.72). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 34.7% in 2014, 53.7% in 2013 and 54.8% in 2012; expected life of five years in 2014, four years in 2013 and 2012; dividend yield of 4.4% in 2014, 4.8% in 2013 and 4.4% in 2012; risk-free interest rate of 1.6% in 2014, 0.8% in 2013, and 2.1% in 2012; and estimated forfeiture rate of 12% in 2014, 12% in 2013 and 12% in 2012. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

The Company grants restricted stock units and performance share units to certain eligible officers, employees and directors of the Company. Each restricted stock unit and performance share unit is equivalent in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance share units vest two or three years from the grant date. Upon vesting, the value of the restricted stock units, restricted stock awards and performance shares are paid to each grantee in the form of shares or cash. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.

During 2014, the Company granted 81,388 restricted stock units with a fair value of $4.6 million and 50,689 performance share units with a fair value of $3.4 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees and directors. During 2014, a total of 261,911 restricted stock units with a market value of $8.5 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 149,082 shares of common stock. During 2013, the Company granted 158,957 restricted stock units with a fair value of $5.4 million and 54,773 performance share units with a fair value of $2.3 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees and directors. During 2013, a total of 296,798 restricted stock units with a market value of $8.8 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 175,206 shares of common stock. During 2012, the Company granted 268,595 restricted stock units with a fair value of $7.4 million and 67,870 performance share units with a fair value of $2.5 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees and directors. During 2012, a total of 334,256 restricted stock units with a market value of $9.0 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 200,024 shares of common stock. For the year ended December 31, 2014, the Company recorded an expense of $5.4 million (2013 - $8.1 million, 2012 - $7.7 million) related to the restricted stock units.

During 2014, the Company also granted 18,230 (2013 – 26,412 and 2012 – 23,563) shares as restricted stock awards with a fair value of $1.0 million (2013 – $0.9 million and 2012 – $0.7 million), based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted.

13.	Related Party Transactions

As at December 31, 2014, Resolute Investments, Ltd. (or Resolute) owned 34.8% (2013 – 35.7%, 2012 – 44.9%) of the Company’s outstanding Common Stock. One of the Company’s directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of the Company’s directors, Axel Karlshoej, is among the directors of Path Spirit Limited, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. The Company’s Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies. Another of the Company’s directors, Bjorn Moller, is a director of Kattegat Limited.

14.	Other (Loss) Income

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
TIL stock purchase warrants received (note 15)	6,839	—	—
Gain on sale of other assets	—	—	2,217
Volatile organic compound emission plant lease income	24	238	1,220
Impairment and loss on sale of marketable securities	(1,322)	(2,062)	(2,560)
Miscellaneous income (loss)	1,006	9,229	(511)
Loss on bond repurchases	(7,699)	(1,759)	—

Other (loss) income	(1,152)	5,646	366

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

15.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at December 31, 2014, the Company was committed to the following foreign currency forward contracts:

			Fair Value /
	Contract Amount		Carrying Amount	Expected Maturity
	in Foreign Currency	Average Forward Rate (1)	of Asset (Liability) $	2015 $	2016 $
Norwegian Kroner	861,000	6.44	(18,407)	91,400	42,253

			(18,407)	91,400	42,253

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2015 through 2019. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2015 through 2019. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2015 through 2019. As at December 31, 2014, the Company was committed to the following cross currency swaps:

					Fair Value /
					Carrying
Notional	Notional	Floating Rate Receivable			Amount of
Amount	Amount	Reference		Fixed Rate	Asset /	Remaining
NOK	USD	Rate	Margin	Payable	(Liability)	Term (years)
700,000	122,800	NIBOR	4.75%	5.52%	(30,501)	0.8
500,000	89,710	NIBOR	4.00%	4.80%	(23,843)	1.1
600,000	101,351	NIBOR	5.75%	7.49%	(24,732)	2.1
700,000	125,000	NIBOR	5.25%	6.88%	(35,766)	2.3
800,000	143,536	NIBOR	4.75%	5.93%	(38,898)	3.1
900,000	150,000	NIBOR	4.35%	6.43%	(34,620)	3.7
1,000,000	162,200	NIBOR	4.25%	6.28%	(33,031)	4.1

					(221,391)

Interest Rate Risk

The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated any of its interest rate swap agreements in its consolidated entities as cash flow hedges for accounting purposes.

As at December 31, 2014, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt were swapped with fixed-rate obligations:

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	3,357,287	(342,772)	5.8	3.5
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	500,000	(17,150)	0.8	3.1
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4) (5)	EURIBOR	284,993	(45,810)	6.0	3.1

			(405,732)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of December 31, 2014, ranged from 0.3% to 3.95%.
(2)	Principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.
(3)

Interest rate swap with an aggregate principal amount of $180 million is being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2016 to 2028. The interest rate swap is subject to mandatory early termination in 2015 whereby the swap will be settled based on its fair value at that time. Interest rate swaps with an aggregate principal amount of $320 million are being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2016 to 2021. These interest rate swaps are subject to mandatory early termination in 2016 whereby the swaps will be settled based on their fair value at that time.

(4)	Principal amount reduces monthly to 70.1 million Euros ($84.8 million) by the maturity dates of the swap agreements.
(5)	Principal amount is the U.S. Dollar equivalent of 235.6 million Euros.

Stock Purchase Warrants

In January 2014, Teekay and Teekay Tankers formed TIL. Teekay and Teekay Tankers purchased an aggregate of 5.0 million shares of TIL’s common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by Teekay and Teekay Tankers of $50.0 million. In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in NOK, Teekay and Teekay Tankers may also exercise their stock purchase warrants at 61.67 NOK per share using a cashless exercise procedure. The estimated fair value of the warrants on issuance was $6.8 million and is included in other income in the consolidated statements of income (loss). The stock purchase warrants vest in four equally sized tranches. If the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in NOK, each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019. The fair value of the stock purchase warrants at December 31, 2014 was $9.3 million. The Company reports the unrealized gains from the stock purchase warrants in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of income (loss).

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current			Current
	Portion of			Portion of
	Derivative	Derivative	Accrued	Derivative	Derivative
	Assets	Assets	Liabilities	Liabilities	Liabilities
As at December 31, 2014
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	—	—	—	(14,218)	(4,189)
Interest rate swap agreements	—	5,101	(22,656)	(148,006)	(240,171)
Cross currency swap agreements	—	—	(1,835)	(41,733)	(177,822)
Stock purchase warrants	—	9,314	—	—	—

	—	14,415	(24,491)	(203,957)	(422,182)

As at December 31, 2013
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	482	12	—	(1,819)	(155)
Interest rate swap agreements	21,779	69,785	(22,025)	(140,503)	(248,091)
Cross currency swap agreements	779	—	3	(1,677)	(51,324)

	23,040	69,797	(22,022)	(143,999)	(299,570)

As at December 31, 2014, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The fair value of these derivatives is presented on a gross basis in the Company’s consolidated balance sheets. As at December 31, 2014, these derivatives had an aggregate fair value asset amount of nil and an aggregate fair value liability amount of $487.8 million. As at December 31, 2014, the Company had $85.5 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash on the consolidated balance sheets.

Realized and unrealized gains and (losses) from derivative instruments that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the consolidated statements of income. The effect of the gains and losses on derivatives not designated as hedging instruments in the consolidated statements of income (loss) are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(125,424)	(122,439)	(123,277)
Interest rate swap agreement terminations	(1,319)	(35,985)	—
Foreign currency forward contracts	(4,436)	(2,027)	1,155
Foinaven embedded derivative	—	—	11,452

	(131,179)	(160,451)	(110,670)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(86,045)	182,800	26,770
Foreign currency forward contracts	(16,926)	(3,935)	6,933
Stock purchase warrants	2,475	—	—
Foinaven embedded derivative	—	—	(3,385)

	(100,496)	178,865	30,318

Total realized and unrealized (losses) gains on derivative instruments	(231,675)	18,414	(80,352)

Realized and unrealized (losses) gains of the cross currency swaps are recognized in earnings and reported in foreign currency exchange gain (loss) in the consolidated statements of income (loss). The effect of the loss on cross currency swaps on the consolidated statements of income (loss) is as follows:

	Year Ended December 31,
	2014	2013	2012
	$	$	$
Realized gain on partial termination of cross currency swap	—	6,800	—
Realized (losses) gains	(3,955)	2,089	3,628
Unrealized (losses) gains	(167,334)	(65,387)	10,715

Total realized and unrealized (losses) gains on cross currency swaps	(171,289)	(56,498)	14,343

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

16.	Commitments and Contingencies

a) Vessels under Construction

As at December 31, 2014, the Company was committed to the construction of eight LNG carriers, four long-distance towing and offshore installation vessels, three FAUs, one FSO conversion and one FPSO upgrade for a total cost of approximately $2.8 billion, excluding capitalized interest and other miscellaneous construction costs. Two LNG carriers are scheduled for delivery in 2016, three LNG carriers are scheduled for delivery in 2017 and three LNG carriers are scheduled for delivery in 2018, four long-distance towing and offshore installation vessels are scheduled for delivery in 2016, one FAU delivered in February 2015 and two FAUs are scheduled for delivery in 2016, the one FSO conversion is scheduled for completion in early-2017 and the one FPSO upgrade is scheduled for completion in the first quarter of 2016. As at December 31, 2014, payments made towards these commitments totaled $421.9 million (excluding $9.6 million of capitalized interest and other miscellaneous construction costs) and the carrying value of completed units not yet in service was $1.3 billion.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

As at December 31, 2014, the remaining payments required to be made under these newbuilding and conversion capital commitments were $616.8 million (2015), $890.0 million (2016), $517.5 million (2017) and $350.9 million (2018).

b) Purchase Obligations

As at December 31, 2014, Teekay Offshore was committed to the purchase of six long-distance towing and offshore installation vessels for a total cost of approximately $220 million. Four long-distance towing and offshore installation vessels delivered in the first and early in the second quarter of 2015, and two long-distance towing and offshore installation vessels are scheduled for delivery in the rest of the second quarter of 2015.

In December 2014, Teekay Tankers signed an agreement to acquire one 2008-built Aframax tanker for a purchase price of $37 million and placed $3.7 million in an escrow fund related to this purchase. In December 2014, Teekay Tankers also signed an agreement to acquire four modern LR2 vessels for a total purchase price of $193.3 million. Teekay Tankers took delivery of all the vessels during the first quarter of 2015.

c) Joint Ventures

As described in Note 3c, Teekay LNG has an ownership interest in the BG Joint Venture and, as part of the acquisition, agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. As at December 31, 2014, Teekay LNG had incurred $0.8 million relating to shipbuilding and crew training services. The remaining estimated amounts to be incurred for the shipbuilding and crew training obligation, net of the reimbursement from BG, are $5.2 million (2015), $4.2 million in (2016), $3.8 million in (2017), $4.0 million in (2018) and $0.4 million (2019).

In addition, the BG Joint Venture secured a $787.0 million debt facility to finance a portion of the estimated fully built-up cost of $1.0 billion for its four newbuilding carriers, with the remaining portion to be financed pro-rata based on ownership interests by Teekay LNG and the other partners. As at December 31, 2014, Teekay LNG’s proportionate share of the remaining newbuilding installments, net of debt financing, totaled $4.9 million (2015), $7.9 million in (2016), $15.0 million in (2017), $17.3 million in (2018) and $6.3 million (2019).

As described in Note 3b, Teekay LNG has a 50% ownership interest in the Yamal LNG Joint Venture which will build six 172,000-cubic meter ARC7 LNG carrier newbuildings for an estimated total fully built-up cost of approximately $2.1 billion. As at December 31, 2014, Teekay LNG’s proportionate costs incurred under these newbuilding contracts totaled $95.3 million and Teekay LNG’s proportionate share of the estimated remaining costs to be incurred were $23.7 million (2015), $33.9 million in (2016), $84.4 million in (2017), $344.7 million in (2018), $240.2 million (2019), and $201.1 million (thereafter). The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings.

In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture with Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht). The vessel is committed to a new FPSO conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in early-2017 under a 12-year fixed-rate contract with Petrobras. The FPSO conversion is expected to cost approximately $1.0 billion. As at December 31, 2014, payments made towards these commitments totaled $35.0 million and the remaining payments required to be made are $398.6 million (2015) and $552.0 million (2016). Teekay Offshore intends to finance its share of the conversion through its existing liquidity and through long-term debt financing within the joint venture. The joint venture secured a $248 million loan late-2014 and expects to secure additional long-term debt financing for the FPSO unit prior to its scheduled delivery.

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

Navion Hispania Incident

On November 13, 2006, one of Teekay Offshore’s shuttle tankers, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from Teekay Offshore. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL) and Teekay Navion Offshore Loading Pte Ltd. (or TNOL), subsidiaries of Teekay Offshore, and Teekay Shipping Norway AS (or TSN), a subsidiary of Teekay, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), several other insurance underwriters and various licensees in the Njord field.

Following a lower court ruling, the appellate court in June 2013 held that NOL, TNOL and TSN were jointly and severally responsible towards the plaintiffs for all the losses as a result of the collision, plus interests accrued on the amount of damages. In addition, Statoil was held not to be required to indemnify NOL, TNOL and TSN for the losses. NOL, TNOL and TSN were also held liable for legal costs associated with court proceedings. Teekay Offshore and Teekay maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. Thus, Teekay Offshore recognized a total liability of NOK 216,400,000 (approximately $29.0 million) of damages and legal costs and a receivable of NOK 216,400,000 (approximately $29.0 million) as at December 31, 2013.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

In 2014, Teekay Offshore and the insurer entered into a settlement agreement with the plaintiffs, which reduced Teekay Offshore’s liability and related receivable to NOK 117,500,000 (approximately $15.8 million). The insurer paid the settlement amount to the plaintiffs during November 2014. There is no liability or receivable recorded on the Company’s consolidated balance sheets as at December 31, 2014.

Teekay Nakilat Capital Lease

As described under Note 10, the Teekay Nakilat Joint Venture was the lessee under three separate 30-year capital lease arrangements with a third party for the three RasGas II LNG Carriers. Under the terms of the leasing arrangements in respect of the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain its agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures. One of those challenges resulted in a court decision from the First Tribunal on January 2012 regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. However, HMRC appealed the 2013 decision to the Court of Appeal and in August 2014, HMRC was successful in having the judgment of the First Tribunal (in favor of the taxpayer) set aside. The matter will now be reconsidered by the First Tribunal, taking into account the appellate court’s comments on the earlier judgment. If the lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, which Teekay LNG does not consider to be a probable outcome, Teekay LNG’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

Petrojarl Banff Storm Damage

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, Teekay declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire while the necessary repairs and upgrades were completed and the weather permitted re-installation of the unit on the Banff field. The Company does not have off-hire insurance covering the Banff FPSO. The repairs and upgrades were completed in 2014, and the Banff FPSO unit resumed production on the Banff field in July 2014.

The Company expects that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through its insurance coverage, subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. In addition, the Company incurred certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and returned to service on the Banff field at the same time as the Banff FPSO unit. The total of these capital upgrade costs was approximately $181 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure. Any capital upgrade costs not recovered from the charterer are expected to be capitalized to the vessel cost.

e) Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at December 31, 2014.

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

17.	Supplemental Cash Flow Information

a) The changes in operating assets and liabilities for the years ended December 31, 2014, 2013, and 2012, are as follows:

	Year Ended December 31,
	2014	2013	2012
Accounts receivable	136,660	(77,837)	(132,873)
Prepaid expenses and other assets	(1,618)	(2,386)	19,741
Accounts payable	(17,643)	(10,877)	18,408
Accrued and other liabilities	(56,768)	155,284	(20,485)

	60,631	64,184	(115,209)

b)

Cash interest paid, including realized interest rate swap settlements, during the years ended December 31, 2014, 2013, and 2012, totaled $328.2 million, $282.4 million and $274.2 million, respectively. In addition, during the years ended December 31, 2014, 2013, and 2012, cash interest paid relating to interest rate swap amendments and terminations totaled $1.3 million, $36.0 million and $nil, respectively.

c)

During 2014, the Company took ownership of three VLCCs, which were collateral for all amounts owing under the investment in term loans, and the investment in term loans was concurrently discharged. The VLCCs had an estimated aggregate fair value of $222.0 million on this date, which approximated all the amounts owing under the investment in term loans. During the first quarter of 2014, second-hand vessel values for VLCCs increased and, as a result, the Company recognized $15.2 million of interest income owing under the investment in term loans in the first quarter of 2014. The assumption of ownership of the VLCCs and concurrent discharge of the loans has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

d)

As described in Note 3c, during 2014, Teekay LNG acquired BG’s ownership interest in the BG Joint Venture. As compensation, Teekay LNG assumed BG’s obligation (net of an agreement by BG to pay Teekay LNG approximately $20.3 million) to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. The estimated fair value of the assumed obligation of approximately $33.3 million was used to offset the purchase price and Teekay LNG’s receivable from BG and was treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

e)

During 2014, Teekay LNG acquired an LPG carrier, the Norgas Napa, from Skaugen for $27.0 million, of which $21.6 million was paid in cash upon delivery and the remaining $5.4 million is an interest-bearing loan to Skaugen.

f)

As described in Note 10, during 2014 and 2013 the sales of the Tenerife Spirit, Huelva Spirit, and Algeciras Spirit conventional tankers resulted in the vessels under capital leases being returned to the owner and the capital lease obligations being concurrently extinguished. Therefore, the sales of the Algeciras Spirit and Huelva Spirit under capital lease of $56.2 million in 2014 and the sale of the Tenerife Spirit under capital lease of $29.7 million in 2013 and the concurrent extinguishment of the corresponding capital lease obligations of $56.2 million in 2014 and $29.7 million in 2013 were treated as non-cash transactions in the Company’s consolidated statements of cash flows.

g)

During 2013, Teekay LNG acquired two LNG carriers from Awilco for a purchase price of $205.0 million per vessel. The upfront prepayment of charter hire of $51.0 million (inclusive of a $1.0 million upfront fee) per vessel was used to offset the purchase price and was treated as a non-cash transaction in the consolidated statements of cash flows.

h)

During 2014, the portion of dividends declared by the Teekay Tangguh Joint Venture that was used to settle the advances made to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker of $14.4 million was treated as a non-cash transaction in the consolidated statements of cash flows.

18.	Vessel Sales, Asset Impairments and Provisions

a) Sale of Vessels, Equipment and Other Assets

During 2014 Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to a joint venture held between Teekay Offshore and a joint venture partner. The Company’s consolidated statement of income (loss) for the year ended December 31, 2014 includes a $3.1 million gain related to the sale of this vessel. The gain on sale of vessel is included in the Company’s shuttle tanker, FSO and offshore support segment.

During 2014, the Company sold an office building. The Company’s consolidated statement of income (loss) for the year ended December 31, 2014, includes a $0.9 million gain on sale related to this office, which is included in the Company’s FPSO segment.

During 2014, Teekay Tankers sold two wholly-owned subsidiaries, each of which owned one VLCC, to TIL for aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million. The Company received the purchase price in cash. The Company used a portion of the proceeds from this transaction to prepay $152 million on one of the Company’s revolving credit facilities and the remainder of the proceeds was used for general corporate purposes. During the year ended December 31, 2014, the Company realized a net gain of $10.0 million from the sale of the two subsidiaries to TIL (See Note 18b).

During 2014, the Company sold to TIL four 2009-built Suezmax tankers that were part of the Company’s conventional tanker segment. These vessels were classified as held for sale on the consolidated balance sheet as at December 31, 2013, with their net book values written down to their estimated sale proceeds. During the year ended December 31, 2014, the Company realized a net loss of $0.5 million from the sale of these vessels.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

During 2013, the Company sold a 1992-built shuttle tanker, a 1992-built conventional tanker, two 1995-built conventional tankers and a 1998-built conventional tanker that were part of the Company’s shuttle tanker, FSO and offshore support and conventional tanker segments. The Company realized a net gain of $0.7 million from the sale of these vessels. Three of these vessels were classified as held for sale on the consolidated balance sheet as at December 31, 2012, with their net book values written down to their sale proceeds net of cash outlays to complete the sales. All of the vessels were older vessels that the Company disposed of in the ordinary course of business. During 2013, the Company also sold sub-sea equipment from the Petrojarl I FPSO unit that is part of the Company’s FPSO segment. The Company realized a gain of $1.3 million from the sale of the equipment.

During 2012, the Company sold two shuttle tankers and three conventional tankers, resulting in a loss on sale of $1.1 million (shuttle tanker segment) and $5.9 million (conventional tanker segment). In addition, the Company sold its joint venture interest in the Ikdam FPSO unit and realized a gain of $10.8 million, which was recorded in equity income on the Company’s consolidated statements of income (loss) for the year ended December 31, 2012.

b) Asset Impairments and Provisions

During 2014, the carrying value of one of the Company’s 1990s-built shuttle tanker was written down to its estimated fair value, using an appraised value. The write-down was the result of the tanker coming off charter and the expectation that it would be re-chartered at a lower rate. The Company’s consolidated statement of income (loss) for the year ended December 31, 2014, includes a $4.8 million write-down related to this vessel, which is included in the Company’s shuttle tanker, FSO and offshore support segment.

During 2014, the Company reversed a $2.5 million loss provision for an amount receivable related to an FPSO front-end engineering and design study completed in 2013, as this receivable was recovered in 2014. During 2013, the Company recorded a $2.6 million of loss provision relating to this receivable.

During December 2013, the Company commenced a process to dispose of four vessel owning companies (or LLCs), each of which owns one 2009-built Suezmax tanker, through the sale to a new entity, TIL, which was ultimately incorporated on January 10, 2014. On January 23, 2014, TIL completed a $250 million equity private placement in which Teekay Tankers and Teekay co-invested $25 million each for a combined 20% ownership interest in the new company. Concurrently with this equity private placement, Teekay entered into an agreement to sell the four Suezmax tankers to TIL for $163.2 million plus working capital less outstanding debt of the LLCs on closing, which occurred on February 28, 2014. The Company has presented the assets and liabilities of the LLCs as assets held for sale and liabilities held for sale on the Company’s December 31, 2013 balance sheet as follows:

$
Assets Held for Sale
Accounts receivable	11,179
Prepaid expenses	1,220
Vessels and equipment	163,200
Other long-term assets	648

Total assets	176,247

Liabilities Associated with Assets Held for Sale
Accounts payable	37
Accrued liabilities	3,362
Current portion of long-term debt(note 8)	11,698
Long-term debt(note 8)	152,910

Total liabilities	168,007

During 2013, the Company wrote down the four Suezmax tankers to their estimated fair value of $163.2 million, which consists of their sale price, resulting in the recognition of an asset impairment of $90.8 million in the Company’s consolidated statement of income (loss) for the year ended December 31, 2013. The vessels were part of the Company’s conventional tanker segment.

In 2013, the carrying value of six of the Company’s 1990s-built shuttle tankers were written down to their estimated fair values, using an appraised value. The Company’s consolidated statement of income (loss) for the year ended December 31, 2013, includes a $76.8 million write-down related to these six vessels, of which $56.5 million relates to four shuttle tankers which Teekay Offshore owns through subsidiaries with ownership interests ranging from 50% to 67%. During the third quarter of 2013, four of these six shuttle tankers were written down as the result of the re-contracting of one of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013 and a change in expectations for the contract renewal for two of the shuttle tankers. In the fourth quarter of 2013, the remaining two of the six shuttle tankers were written down due to a cancellation in their contract renewal. The $76.8 million write-down is included within the Company’s shuttle tanker, FSO and offshore support segment.

During 2013, the Company increased the net carrying amount of the investments in term loans, which includes accrued interest income, by $1.9 million as the estimated future cash flows, which primarily reflected the estimated value of the underlying collateral, increased during 2013. The investments in term loans are part of the Company’s conventional tanker segment. The net carrying amount of the loans consists of the present value of estimated future cash flows at December 31, 2013 (see Note 4).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

However, as at December 31, 2013, $11.2 million of interest receivable under the term loans, including default interest, was not recorded in respect of its investments in the three term loans based on the Company’s estimates of amounts receivable from its collateral. During March 2014, the Company assumed ownership of the three VLCCs that collateralized the investment in term loans (see Note 18a). At the time of assumption of ownership, these vessels had an aggregate fair value of approximately $222 million, which exceeded the carrying value of the loans. As a result, in the first quarter of 2014, the Company recognized $15.2 million of interest income, of which $11.2 million related to prior periods and was previously unrecognized owing under the loans.

In 2012, a total of 19 conventional tankers were written down to their estimated fair value using an appraised value, resulting in a total write down of $405.3 million within the conventional tanker segment. The appraised values were determined based on second-hand sale and purchase market data. This write-down included ten Suezmax tankers ($335.0 million), seven Aframax tankers ($66.0 million), and two other conventional tankers ($4.3 million). When comparing seven of the ten Suezmax tankers to each other and when comparing four of the seven Aframax tankers to each other, the vessels had a similar age, had a similar carrying value before the impairment and a similar estimated fair value, and were all being employed in the spot market or on short term time-charters. The total write down of $405.3 million includes $350.2 million from these eleven vessels. The primary factors that occurred during the fourth quarter of 2012 that caused the write downs were the effects on our estimated future cash flows from negative changes in the outlook for the crude tanker market, delays in the recovery of the crude tanker market, as well as the expected discrimination impact from more fuel efficient vessels being constructed. One of the seven Aframax tankers was held for sale at December 31, 2012 and was subsequently sold in January 2013.

In 2012, four older shuttle tankers and one FSO unit were written down to their estimated fair value, resulting in a total write down of $28.8 million within the shuttle tanker, FSO and offshore support segment. The write-downs were the result of the Company entering into agreements in the fourth quarter of 2012 to sell two shuttle tankers and a change in the operating plans for the remaining vessels. Excluding one shuttle tanker, the estimated fair value for all five vessels was determined using an appraised value, based on second hand sale and purchase market data. The estimated fair value for the remaining vessel was determined using a discounted cash flow approach. Such a technique used estimates of future operating life (2.2 years based on the estimated remaining trading life of this vessel), future revenues ($37.2 million based on field production forecasts and the availability of contracts of affreightment suitable for the vessel), operating and dry-dock expenditures ($20.5 million), a residual value ($6.5 million based on the vessel’s light weight tonnage and the price of steel), and a discount rate (7.9%) that approximates the weighted average cost of capital of a market participant.

See Note 2 – Segment Reporting for the total write down of vessels by segment for 2014, 2013 and 2012.

19.	Loss Per Share

	Year Ended December 31,
	2014	2013	2012
	$	$	$
Net loss attributable to shareholders of Teekay Corporation	(54,757)	(114,738)	(160,180)

Weighted average number of common shares	72,066,008	70,457,968	69,263,369
Dilutive effect of stock-based compensation	—	—	—

Common stock and common stock equivalents	72,066,008	70,457,968	69,263,369

Loss per common share:
- Basic	(0.76)	(1.63)	(2.31)
- Diluted	(0.76)	(1.63)	(2.31)

Stock-based awards, which have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the years ended December 31, 2013 and 2012, options to acquire 1.0 million and 3.9 million shares of Common Stock, respectively, had an anti-dilutive effect on the calculation of diluted income per common share.

20.	Restructuring Charges

During 2014, the Company recorded restructuring charges of $9.8 million ($6.9 million – 2013, $7.6 million - 2012).

The restructuring charges in 2014 relate to the termination of the employment of certain seafarers upon the re-delivery of an in-chartered conventional tanker in December 2014 and upon the sale of a vessel under capital lease to a third party in August 2014, and the reflagging of one shuttle tanker which commenced in January 2014 and was completed in March 2014, partially offset by an adjustment to the accrual for costs related to the reorganization of the Company’s marine operations.

A portion of the restructuring charges in 2013 relates to the termination of the employment of certain seafarers from the sale of two vessels and the reflagging of one shuttle tanker. The restructuring charges in 2012 and a portion of the restructuring charges in 2013 primarily relate to the reorganization of the Company’s marine operations and certain of its commercial and administrative functions. The purpose of this restructuring was to create better alignment between certain of the Company’s business units and its three publicly-listed subsidiaries, as well as a lower cost organization. The Company does not expect to incur further restructuring charges associated with this reorganization.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

At December 31, 2014 and 2013, $9.0 million and $4.9 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

21.	Income Taxes

Teekay and a majority of its subsidiaries are not subject to income tax in the jurisdictions in which they are incorporated because they do not conduct business or operate in those jurisdictions. However, among others, the Company’s U.K. and Norwegian subsidiaries are subject to income taxes.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2014	2013
	$	$
Deferred tax assets:
Vessels and equipment	43,268	73,750
Tax losses carried forward(1)	360,547	427,656
Other	28,973	32,012

Total deferred tax assets	432,788	533,418

Deferred tax liabilities:
Vessels and equipment	12,514	19,555
Long-term debt	2,295	22,008
Other	19,954	30,519

Total deferred tax liabilities	34,763	72,082
Net deferred tax assets	398,025	461,336
Valuation allowance	(385,431)	(442,504)

Net deferred tax assets	12,594	18,832

Net deferred tax assets are presented in other non-current assets in the accompanying consolidated balance sheets.

(1)

Substantially all of the Company’s net operating loss carryforwards of $1.46 billion relate primarily to its Norwegian, U.K., and Spanish subsidiaries and, to a lesser extent, to its Australian ship-owning subsidiaries. These net operating loss carryforwards are available to offset future taxable income in the respective jurisdictions, and can be carried forward indefinitely. The Company also has $47.0 million in disallowed finance costs that relate to its Spanish subsidiaries and are available to offset future finance costs and can be carried forward for 18 years.

The components of the provision for income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Current	(6,460)	2,742	9,167
Deferred	(3,713)	(5,614)	5,239

Income tax (expense) recovery	(10,173)	(2,872)	14,406

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

	Year Ended	Year Ended	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	$	$	$
Net loss before taxes	134,175	38,352	(325,522)
Net loss not subject to taxes	(80,454)	(267,665)	(129,307)

Net (loss) income subject to taxes	214,629	306,017	(196,215)

At applicable statutory tax rates	39,382	12,719	(15,808)
Permanent and currency differences, adjustments to valuation allowances and uncertain tax positions	(28,027)	(8,173)	(2,817)
Other	(1,182)	(1,674)	4,219

Tax expense (recovery) related to the current year	10,173	2,872	(14,406)

The following is a roll-forward of the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from January 1, 2012 to December 31, 2014:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Balance of unrecognized tax benefits as at January 1	20,304	29,364	39,804
Increases for positions related to the current year	3,643	1,141	4,560
Changes for positions taken in prior years	1,015	(1,284)	(5,085)
Decreases related to statute of limitations	(4,627)	(8,917)	(9,915)

Balance of unrecognized tax benefits as at December 31	20,335	20,304	29,364

The majority of the net decrease for positions for the year ended December 31, 2014 relates to a potential tax on freight income becoming statute barred.

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2010 through 2014 remain open to examination by some of the major jurisdictions in which the Company is subject to tax.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The interest and penalties on unrecognized tax benefits are included in the roll-forward schedule above and are approximately a reduction of $1.6 million in 2014, net of statute barred liabilities, and $7.2 million in 2013 and $0.8 million in 2012.

22.	Pension Benefits

a)	Defined Contribution Pension Plans

With the exception of certain of the Company’s employees in Australia and Norway, the Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company matches all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2014, 2013, and 2012, the amount of cost recognized for the Company’s defined contribution pension plans was $18.0 million, $14.8 million and $14.5 million, respectively.

b)	Defined Benefit Pension Plans

The Company has a number of defined benefit pension plans (or the Benefit Plans) which primarily cover its employees in Norway and certain employees in Australia. As at December 31, 2014, approximately 69% of the defined benefit pension assets were held by the Norwegian plans and approximately 31% were held by the Australian plan. The pension assets in the Norwegian plans have been guaranteed a minimum rate of return by the provider, thus reducing potential exposure to the Company to the extent the counterparty honors its obligations. Potential exposure to the Company has also been reduced, particularly for the Australian plans, as a result of certain of its time-charter and management contracts that allow the Company, under certain conditions, to recover pension plan costs from its customers.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The following table provides information about changes in the benefit obligation and the fair value of the Benefit Plans assets, a statement of the funded status, and amounts recognized on the Company’s balance sheets:

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
	$	$
Change in benefit obligation:
Beginning balance	150,996	148,490
Service cost	8,800	9,768
Interest cost	4,975	4,974
Contributions by plan participants	292	481
Actuarial (gain) loss	15,982	3,396
Benefits paid	(5,476)	(9,501)
Plan settlements and amendments	(21,235)	(3,126)
Benefit obligations assumed on acquisition	1,083	3,125
Foreign currency exchange rate changes	(33,680)	(6,515)
Other	(133)	(96)

Ending balance	121,604	150,996

Change in fair value of plan assets:
Beginning balance	138,876	134,408
Actual return on plan assets	2,849	4,453
Contributions by the employer	12,283	14,609
Contributions by plan participants	292	481
Benefits paid	(5,456)	(9,470)
Plan settlements and amendments	(22,405)	(2,118)
Plan assets assumed on acquisition	998	2,502
Foreign currency exchange rate changes	(29,721)	(5,564)
Other	(558)	(425)

Ending balance	97,158	138,876

Funded status deficiency	(24,446)	(12,120)

Amounts recognized in the balance sheets:
Other long-term liabilities	24,446	12,120
Accumulated other comprehensive loss:
Net actuarial losses	(32,060)	(20,922)

(1)	As at December 31, 2014, the estimated amount that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost in 2015 is $(1.9) million.

As of December 31, 2014 and 2013, the accumulated benefit obligations for the Benefit Plans were $95.7 million and $116.1 million, respectively. The following table provides information for those pension plans with a benefit obligation in excess of plan assets and those pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31, 2014	December 31, 2013
	$	$
Benefit obligation	90,042	88,140
Fair value of plan assets	64,631	71,955

Accumulated benefit obligation	60,828	1,319
Fair value of plan assets	55,095	689

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The components of net periodic pension cost relating to the Benefit Plans for the years ended December 31, 2014, 2013 and 2012 consisted of the following:

	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $
Net periodic pension cost:
Service cost	8,800	9,768	9,921
Interest cost	4,975	4,974	4,392
Expected return on plan assets	(5,333)	(5,688)	(5,270)
Amortization of net actuarial loss	7,148	1,484	1,980
Plan settlement	(3,332)	973	—
Other	557	425	577

Net cost	12,815	11,936	11,600

The components of other comprehensive loss relating to the Plans for the years ended December 31, 2014, 2013 and 2012 consisted of the following:

	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $
Other comprehensive income (loss):
Net (loss) gain arising during the period	(14,954)	(3,930)	6,143
Amortization of net actuarial loss	7,148	1,484	1,979
Plan settlement	(3,332)	973	—

Total (loss) income	(11,138)	(1,473)	8,122

The Company estimates that it will make contributions into the Benefit Plans of $7.5 million during 2015. The following table provides the estimated future benefit payments, which reflect expected future service, to be paid by the Benefit Plans:

Year	Pension Benefit Payments $
2015	6,744
2016	5,373
2017	6,654
2018	4,707
2019	5,409
2020 – 2024	28,664

Total	57,551

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The fair value of the plan assets, by category, as of December 31, 2014 and 2013 were as follows:

	December 31, 2014	December 31, 2013
Pooled Funds (1)	66,563	98,338
Mutual Funds (2)
Equity investments	7,343	18,080
Debt securities	6,119	3,811
Real estate	1,530	2,108
Cash and money market	12,238	8,796
Other	3,365	7,743

Total	97,158	138,876

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

The weighted average assumptions used to determine benefit obligations at December 31, 2014 and 2013 were as follows:

	December 31, 2014	December 31, 2013
Discount rates	2.9%	3.9%
Rate of compensation increase	4.2%	4.7%

The weighted average assumptions used to determine net pension expense for the years ended December 31, 2014, 2013 and 2012 were as follows:

	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $
Discount rates	2.9%	3.9%	3.0%
Rate of compensation increase	4.2%	4.7%	5.5%
Expected long-term rates of return (1)	4.0%	4.8%	4.8%

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

23.	Equity-accounted Investments

In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to the OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a joint venture with Odebrecht The vessel is committed to a new FPSO unit conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in early-2017 under a 12-year fixed-rate contract with Petrobras (see note 16c).

In July 2014, Teekay LNG, through a new 50/50 joint venture, the Yamal LNG Joint Venture, ordered six internationally-flagged icebreaker LNG carriers for the Yamal LNG Project. The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (60%), France-based Total S.A. (20%) and China-based CNPC (20%), and will consist of three LNG trains with a total expected capacity of 16.5 million metric tons of LNG per annum and is currently scheduled to start-up in early-2018 (see note 3b).

In June 2014, Teekay LNG acquired from BG its ownership interests in four 174,000-cubic meter Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for an estimated total fully built-up cost to the joint venture of approximately $1.0 billion. The vessels, upon delivery, which are scheduled between September 2017 and January 2019, will each operate under 20-year fixed-rate time-charter contracts, plus extension options, with Methane Services Limited, a wholly-owned subsidiary of BG (see note 3c).

In January 2014, Teekay and Teekay Tankers formed TIL, which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. Teekay and Teekay Tankers in the aggregate purchased 5.0 million shares of common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by Teekay and Teekay Tankers of $50.0 million. In October 2014, Teekay Tankers acquired an additional 0.9 million common shares in TIL, representing 2.43% of the then outstanding share capital of TIL. In October 2014, TIL authorized a share repurchase program for up to $30 million and has repurchased $15.1 million to-date at an average price of NOK 68.49 per share and brought the combined interests of Teekay and Teekay Tankers in TIL to 16.05% as at December 31, 2014. (see note 3e).

In June 2013, Teekay Offshore completed the acquisition from Teekay of its 50% interest in a FPSO unit, the Cidade de Itajai (or Itajai). The Itajai FPSO has been operating on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil since February 2013 under a nine-year fixed-rate time-charter contract, plus extension options, with Petrobras. The remaining 50% interest in the Itajai FPSO unit is owned by Odebrecht.

In February 2013, Teekay LNG entered into a joint venture agreement with Exmar to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. Exmar LPG BVBA, took economic effect as of November 1, 2012 and, as of December 31, 2014, its fleet included 20 owned LPG carriers (including nine newbuilding carriers scheduled for delivery between 2015 and 2018) and four chartered-in LPG carriers. Teekay LNG and Exmar each have a 50% economic interest in Exmar LPG BVBA. Since control of the Exmar LPG BVBA is shared jointly between Exmar and Teekay LNG, Teekay LNG accounts for its investment in the Exmar LPG BVBA using the equity method (see note 3g).

In February 2012, the Teekay LNG-Marubeni Joint Venture acquired a 100% interest in the six LNG Carriers from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. Teekay LNG and Marubeni Corporation (or Marubeni) have 52% and 48% economic interests, respectively, but share control of Teekay LNG-Marubeni Joint Venture. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and Teekay LNG, Teekay LNG accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method (see note 3h).

Teekay LNG has a 33% ownership interest in four newbuilding 160,400-cubic meter LNG carriers (or the Angola LNG Carriers). The Angola LNG Carriers are chartered at fixed rates to the Angola LNG Project. The Wah Kwong Joint Venture is a joint venture arrangement between Teekay Tankers and Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong) whereby Teekay Tankers holds a 50% interest. SkaugenPetrotrans Joint Venture is a joint venture arrangement between Teekay and I.M. Skaugen Marine Services Pte Ltd. whereby Teekay holds a 50% interest. Teekay has a joint venture interest of 49% in Remora AS (or Remora), a Norway-based offshore marine technology company from which Teekay Offshore acquired a 2010-built HiLoad DP unit. The RasGas 3 Joint Venture is a joint venture arrangement between Teekay LNG and QGTC Nakilat (1643-6) Holdings Corporation whereby Teekay LNG holds a 40% interest. The RasGas 3 Joint Venture owns four LNG carriers and related long-term fixed-rate time-charters to service the expansion of a LNG project in Qatar. Teekay LNG has a 50% interest in joint ventures with Exmar (or the Exmar Joint Venture) which owns two LNG carriers that are chartered out under long term contracts.

In November 2011, Teekay acquired a 40% interest in a recapitalized Sevan for approximately $25 million (see Note 3a). Sevan owns (i) two partially-completed hulls available for upgrade to FPSOs or other offshore projects; (ii) a licensing agreement with ENI SpA; (iii) an engineering and offshore project development business; and (iv) intellectual property rights, including offshore unit design patents. As of December 31, 2014, the aggregate value of the Company’s 43% interest (43% interest - December 31, 2013) in Sevan, based on the quoted market price of Sevan’s common stock on the Oslo Stock Exchange, was $61.4 million ($94.3 million – December 31, 2013).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

A condensed summary of the Company’s investments in and advances to equity-accounted investees are as follows (in thousands of U.S. dollars, except percentages):

		As at December 31,
Investments in Equity-accounted Investees	Ownership Percentage	2014 $	2013 $
Malt Joint Venture (note 3h)	52%	263,446	228,183
RasGas 3 Joint Venture	40%	141,866	125,648
Exmar LPG Joint Venture (note 3g)	50%	126,690	82,576
Exmar Joint Venture	50%	97,037	86,387
TIL (note 3e)	16%	63,715	—
Tiro and Sidon Joint Venture	50%	54,540	52,118
Angola Joint Venture	33%	50,887	54,168
Sevan Marine Equity Investment (note 3f)	43%	34,985	40,740
BG (note 3c)	20%-30%	20,704	—
Other	50%	19,551	20,489

Total		873,421	690,309

		As at December 31,
Loans to Equity-accounted Investees	Ownership Percentage	2014	2013
Yamal LNG Joint Venture (note 3b)	50%	97,157	—
Exmar LPG Joint Venture (note 3g)	50%	82,677	82,068
Tiro and Sidon Joint Venture	50%	18,006	12,781
SkaugenPetroTrans Joint Venture	50%	14,500	16,079
Teekay LNG-Marubeni Joint Venture (note 3h)	52%	11,039	10,274
Other	16% - 50%	28,201	19,570

Total		251,580	140,772

(1)	The Company also has loans to joint venture partners of $1.8 million as at December 31, 2014 (2013 - $28.5 million).

A condensed summary of the Company’s financial information for equity-accounted investments (16% to 52% owned) shown on a 100% basis are as follows:

	As at December 31,
	2014(1)	2013(2)
Cash and restricted cash	434,833	323,065
Other assets- current	249,882	165,919
Vessels and equipment	3,345,590	2,496,086
Net investment in direct financing leases	1,873,803	1,907,458
Other assets - non-current	150,618	302,255

Current portion of long-term debt and obligations under capital lease	526,097	501,683
Other liabilities - current	217,180	216,659
Long-term debt and obligations under capital lease	2,958,698	2,973,170
Other liabilities - non-current	459,907	256,465

	Year ended December 31,
	2014(1)	2013(2)	2012(3)(4)
Revenues	998,655	940,156	659,030
Income from vessel operations	454,135	328,430	241,702
Realized and unrealized (loss) gain on derivative instruments	(58,884)	16,334	(56,307)
Net income	300,837	288,550	120,395

Certain of the comparative figures have been adjusted to conform to the presentation adopted in the current year.

(1)	The results included for TIL are from the date of incorporation in January 2014.
(2)	The results included for the Exmar LPG BVBA are from the date of acquisition in February 2013.
(3)	The results included for the Teekay LNG-Marubeni Joint Venture are from the date of acquisition of the MALT LNG Carriers, which were acquired in February 2012.
(4)	The results included for the Angola Joint Venture are from the time the vessels were delivered in August, September, October 2011 and January 2012, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

For the year ended December 31, 2014, the Company recorded equity income of $128.1 million (2013 – $136.5 million and 2012 - $79.2 million). The income was primarily comprised of the Company’s share of net income (loss) from the Teekay LNG-Marubeni Joint Venture, Angola LNG Project, the RasGas 3 Joint Venture, Sevan, Exmar Joint Venture, Exmar LPG BVBA, and from the interest in the Itajai. For the year ended December 31, 2014, $1.1 million of the equity gain related to the Company’s share of unrealized gain (loss) on interest rate swaps associated with these projects (2013 – $31.2 million and 2012 - $5.3 million).

24.	Subsequent Events

a)

In February 2015, Teekay LNG entered into an agreement with DSME for the construction of one additional 173,400 cbm MEGI LNG carrier newbuilding for a total fully built-up cost of approximately $225 million, with options to order up to four additional vessels. Teekay LNG intends to secure long-term contract employment for the ordered vessel prior to its scheduled delivery in the fourth quarter of 2018.

b)

In April 2015, Teekay Offshore issued 5.0 million 8.50% Series B Cumulative Redeemable Preferred Units in a public offering for net proceeds of $120.8 million. Teekay Offshore expects to use the net proceeds from the public for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and the acquisitions of vessels that Teekay has offered or may offer to Teekay Offshore, which may include funding Teekay Offshore’s acquisition of the Knarr FPSO unit from Teekay.