Form 20-F
period 2015-12-31
TEEKAY CORP
filed 2016-04-26
CIK 911971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

72,711,371 shares of Common Stock, par value of $0.001 per share.

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

TEEKAY CORPORATION

INDEX TO REPORT ON FORM 20-F

PART I

This annual report of Teekay Corporation on Form 20-F for the year ended December 31, 2015 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

Unless otherwise indicated, references in this Annual Report to “Teekay,” “the Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries. References in this Annual Report to “Teekay Offshore” refer to Teekay Offshore Partners L.P. (NYSE: TOO), references in this Annual Report to Teekay LNG refer to Teekay LNG Partners L.P. (NYSE: TGP) and references in this Annual Report to Teekay Tankers refer to Teekay Tankers Ltd. (NYSE: TNK).

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

•

our dividend policy and our ability to pay cash dividends on our shares of common stock or any increases in quarterly distributions, and the distribution and dividend policies of our publicly-listed subsidiaries, Teekay Offshore, Teekay LNG and Teekay Tankers (or the Daughter Companies), including the temporary nature of current reduced distribution levels for Teekay Offshore and Teekay LNG;

•

our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•	our liquidity needs, and the liquidity needs of our Daughter Companies, including estimated cash flow gaps of Teekay Offshore for 2016 and 2017, and the sufficiency of cash flows;

•	our expected sources of funds for liquidity and capital expenditure needs and our ability to enter into new bank financings and to refinance existing indebtedness;

•

our plans for Teekay Parent, which excludes our controlling interests in Daughter Companies and includes Teekay and its remaining subsidiaries, not to have a direct ownership in any conventional tankers and floating production, storage and offloading (or FPSO) units and to monitor its free cash flow per share;

•	conditions and fundamentals of the markets in which we operate, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders generally;

•	offshore, liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) market conditions and fundamentals, including the balance of supply and demand in these markets and charter rates;

•	the expected lifespan of our vessels, including our expectations as to any impairment on our vessels;

•	our future growth prospects;

•	the impact of future changes in the demand for and price of oil, and the related effects on the demand for and price of natural gas;

•	expected costs, capabilities, delivery dates of and financing for newbuildings, acquisitions and conversions;

•	expected employment and trading of older shuttle tankers;

•	our expectation that the Petrojarl Banff FPSO unit will remain under contract until the end of 2020;

•	the ability of Tanker Investments Ltd. (or TIL) to benefit from the cyclical tanker market;

•	our ability to obtain charter contracts for newbuildings;

•	expected financing for Teekay LNG’s joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture);

•	expected financing for Teekay LNG’s joint venture with Exmar NV (or Exmar);

•

expected funding of Teekay LNG’s proportionate share of the remaining shipyard installment payments for Teekay LNG’s joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the BG Joint Venture);

•	the cost of supervision and crew training in relation to the BG Joint Venture, and our expected recovery of a portion of those costs;

•

the exercise of any counterparty’s rights to terminate a lease, or to obligate us to purchase a leased vessel, or failure to exercise such rights, including the rights under the leases and charters for two of Teekay LNG’s Suezmax tankers;

•

our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter, including Teekay LNG’s 52% owned vessels, the Magellan Spirit and the Methane Spirit;

•	the adequacy of our insurance coverage, including our expectation that insurance will cover the costs related to the grounding of the Magellan Spirit, less an applicable deductible;

•

the future resumption of a LNG plant in Yemen operated by Yemen LNG Ltd. and expected repayment of deferred hire amounts on Teekay LNG’s two 52% owned vessels, the Marib Spirit and Arwa Spirit, on charter to Yemen LNG Ltd;

•	our expectations regarding the timing of redelivery of the Hamilton Spirit and the Bermuda Spirit to Centrofin Management Inc. (or Centrofin) and losses resulting from such sales to Centrofin;

•

our expectations regarding the financing, schedule and performance of the receiving and regasification terminal in Bahrain, which will be owned and operated by a new joint venture, Bahrain LNG W.L.L., owned by Teekay LNG (30%), National Oil & Gas Authority (or Nogaholding) (30%), Samsung C&T (or Samsung) (20%) and Gulf Investment Corporation (or GIC) (20%) (or the Bahrain LNG Joint Venture), and our expectations regarding the supply, modification and charter of the FSU vessel for the project;

•	the future valuation or impairment of goodwill;

•	our expectations as to any impairment of our vessels;

•

our expectations and estimates regarding future charter business, with respect to minimum charter hire payments, revenues and our vessels’ ability to perform to specifications and maintain their hire rates in the future;

•	future debt refinancings and our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the ability of OOG-TK Libra GmbH & Co KG (or the Libra joint venture) to drawdown on its $804 million long-term facility for the new FPSO unit conversion for the Libra field;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	the impact of recent and future regulatory changes or environmental liabilities;

•	the results of our charter contract negotiations related to the Piranema Spirit FPSO unit;

•

the impact of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business, including the expected cost to install ballast water treatment systems on our vessels in compliance with IMO proposals;

•

the expected resolution of legal claims against us, including potential tax challenges to lease transactions, securities claims and the results of our discussions with Sevan Marine ASA (or Sevan) regarding Teekay Offshore’s acquisition of Logitel Offshore Pte Ltd;

•

payment of additional consideration for our acquisitions of ALP Maritime Services B.V. (or ALP) and Logitel Offshore Holding AS (or Logitel) and the capabilities of the ALP vessels and Units for Maintenance and Safety (or UMS);

•	deferral of the delivery dates or cancellation of Teekay Offshore’s UMS newbuildings, and any resulting impairment charge;

•	the consequences of the damage to the gangway of the Arendal Spirit;

•	the ability of Teekay Offshore to grow its long-distance ocean towage and offshore installation services business;

•	expected uses of proceeds from vessel or securities transactions;

•	the expectations as to the chartering of unchartered vessels, including UMS and towage newbuildings and the HiLoad DP unit;

•	the impact of our restructuring activities;

•

our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our former and current leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

•

our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign exchange, interest rate and spot market rates on our business and results of operations;

•	the potential impact of new accounting guidance; and

•	our business strategy and other plans and objectives for future operations.

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

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay for fiscal years 2011 through 2015, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Reports of the Independent Registered Public Accounting Firm thereon with respect to fiscal years 2015, 2014, and 2013 (which are included herein) and “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. Dollars, except share, per share, and fleet data)
Income Statement Data:
Revenues	$1,976,022	$1,980,771	$1,830,085	$1,993,920	$2,450,382
Income (loss) from vessel operations(1)	108,412	(150,393)	62,746	427,159	625,132
Interest expense	(137,604)	(167,615)	(181,396)	(208,529)	(242,469)
Interest income	10,078	6,159	9,708	6,827	5,988
Realized and unrealized (loss) gain on non-designated derivative instruments	(342,722)	(80,352)	18,414	(231,675)	(102,200)
Equity (loss) income from joint ventures	(35,309)	79,211	136,538	128,114	102,871
Foreign exchange gain (loss)	12,654	(12,898)	(13,304)	13,431	(2,195)
Other income (loss)	12,360	366	5,646	(1,152)	1,566
Income tax (expense) recovery	(4,290)	14,406	(2,872)	(10,173)	16,767
Net (loss) income	(376,421)	(311,116)	35,480	124,002	405,460

Less: Net loss (income) attributable to non- controlling interests	17,805	150,936	(150,218)	(178,759)	(323,309)

Net (loss) income attributable to shareholders of Teekay Corporation	(358,616)	(160,180)	(114,738)	(54,757)	82,151

Per Common Share Data:
Basic (loss) income attributable to shareholders of Teekay Corporation	(5.11)	(2.31)	(1.63)	(0.76)	1.13
Diluted (loss) income attributable to shareholders of Teekay Corporation	(5.11)	(2.31)	(1.63)	(0.76)	1.12
Cash dividends declared	1.2650	1.2650	1.2650	1.2650	1.7325

Balance Sheet Data (at end of year):
Cash and cash equivalents	$692,127	$639,491	$614,660	$806,904	$678,392
Restricted cash	500,154	533,819	502,732	119,351	176,437
Vessels and equipment	7,890,761	7,321,058	7,351,144	8,106,247	9,366,593
Net investments in direct financing leases	459,908	436,601	727,262	704,953	684,129
Total assets (2)	11,091,230	10,959,125	11,506,393	11,779,690	13,061,248
Total debt (including capital lease obligations) (2)	6,044,973	6,154,388	6,658,491	6,715,526	7,443,213
Capital stock and additional paid-in capital	660,917	681,933	713,760	770,759	775,018
Non-controlling interest	1,863,798	1,876,085	2,071,262	2,290,305	2,782,049
Total equity	3,303,794	3,191,474	3,203,050	3,388,633	3,701,074
Number of outstanding shares of common stock	68,732,341	69,704,188	70,729,399	72,500,502	72,711,371

Other Financial Data:
Net revenues (3)	$1,799,408	$1,842,488	$1,717,867	$1,866,073	$2,334,595
EBITDA (4)	184,003	291,832	641,126	758,781	1,134,674
Adjusted EBITDA (4)	686,795	830,676	817,382	1,037,284	1,415,586
Total debt to total capitalization(5)	64.7%	65.9%	67.5%	66.5%	66.8%
Net debt to total net capitalization (6)	59.5%	60.9%	63.4%	63.1%	64.0%
Capital expenditures:
Vessel and equipment purchases (7)	$755,045	$523,597	$753,755	$994,931	$1,795,901

(1) Total operating expenses include, among other things, the following:

	Years Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. Dollars)
Asset impairments, loan loss provisions and net (loss) gain on sale of vessels and equipment	($151,059)	($441,057)	($166,358)	$11,271	($70,175)
Unrealized losses on derivative instruments	(791)	(660)	(130)	—	—
Restructuring charges	(5,490)	(7,565)	(6,921)	(9,826)	(14,017)

Goodwill impairment charge	(36,652)	—	—	—	—

Bargain purchase gain	68,535	—	—	—	—

	$(125,457)	$(449,282)	$(173,409)	$1,445	$(84,192)

(2)

Prior to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03), all debt issuance costs were presented as other non-current assets in our consolidated balance sheets. With the adoption of ASU 2015-03, we present debt issuance costs related to a debt liability as a direct deduction from the carrying amount of that debt liability in our consolidated balance sheets. As a result of adopting ASU 2015-03, total assets and total debt (including capital lease obligations) decreased by $46.4 million (December 31, 2011), $42.9 million (December 31, 2012), $49.3 million (December 31, 2013), $84.5 million (December 31, 2014) and $91.7 million (December 31, 2015).

(3)

Consistent with general practice in the shipping industry, we use net revenues (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters, the charterer pays the voyage expenses, which are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, whereas under voyage-charter contracts the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship-owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call “net revenues,” are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with revenues.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. Dollars)
Revenues	$1,976,022	$1,980,771	$1,830,085	$1,993,920	$2,450,382
Voyage expenses	($176,614)	($138,283)	($112,218)	($127,847)	($115,787)

Net revenues	$1,799,408	$1,842,488	$1,717,867	$1,866,073	$2,334,595

(4)

EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, unrealized foreign exchange (gain) loss, asset impairments, loan loss provisions, net loss (gain) on sale of vessels and equipment, goodwill impairment charge, bargain purchase gain, amortization of in-process revenue contracts, unrealized losses (gains) on derivative instruments, realized losses on interest rate swaps, realized losses on interest rate swap amendments and terminations, and our share of the above items in non-consolidated joint ventures. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

•

Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as financial and operating measures benefits security holders in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity, or debt securities, as applicable.

•

Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, pay dividends and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as dry-docking expenditures, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA and Adjusted EBITDA provide a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to our capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our dividend policy. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits security holders to assess the fundamental ability of our business to generate cash sufficient to meet our financial and operational needs, including dividends on shares of our common stock and repayments under debt instruments.

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

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. Dollars)
Income Statement Data:
Reconciliation of EBITDA and Adjusted EBITDA to Net (Loss) Income
Net (loss) income	$(376,421)	$(311,116)	$35,480	$124,002	$405,460
Income tax expense (recovery)	4,290	(14,406)	2,872	10,173	(16,767)
Depreciation and amortization	428,608	455,898	431,086	422,904	509,500
Interest expense, net of interest income	127,526	161,456	171,688	201,702	236,481

EBITDA	184,003	291,832	641,126	758,781	1,134,674

Restructuring charges	5,490	7,565	6,921	9,826	14,017
Foreign exchange (gain) loss	(12,654)	12,898	13,304	(13,431)	2,195
Loss on notes repurchased	—	—	—	7,699	—
Asset impairments, loan loss provisions and net loss (gain) on sale of vessels and equipment	151,059	441,057	166,358	(11,271)	70,175
Goodwill impairment charge	36,652	—	—	—	—
Bargain purchase gain	(68,535)	—	—	—	—
Amortization of in-process revenue contracts	(46,436)	(72,933)	(61,700)	(40,939)	(30,085)
Unrealized losses (gains) on derivative instruments	70,822	(29,658)	(178,731)	100,496	(38,319)
Realized losses on interest rate swaps	132,931	123,277	122,439	125,424	108,036
Realized losses on interest rate swap amendments and terminations	149,666	—	35,985	1,319	10,876
Write-down of equity-accounted investments	19,411	1,767	—	—	—
Items related to non-consolidated joint ventures(a)	64,386	54,871	71,680	99,380	144,017

Adjusted EBITDA	686,795	830,676	817,382	1,037,284	1,415,586

Reconciliation of Adjusted EBITDA to net operating cash flow
Net operating cash flow	107,193	288,936	292,584	446,317	770,309
Expenditures for dry docking	55,620	35,023	72,205	74,379	68,380
Interest expense, net of interest income	127,526	161,456	171,688	201,702	236,481
Change in non-cash working capital items related to operating activities	84,347	115,209	(64,184)	(60,631)	12,291
Equity (loss) income, net of dividends received	(31,376)	65,639	121,144	94,726	(3,203)
Other (loss) income	(8,988)	(21,300)	(13,080)	44,842	54,382
Restructuring charges	5,490	7,565	6,921	9,826	14,017
Realized losses on interest rate swaps	132,931	123,277	122,439	125,424	108,036
Realized losses on interest rate swap resets and terminations	149,666	—	35,985	1,319	10,876
Items related to non-consolidated joint ventures(a)	64,386	54,871	71,680	99,380	144,017

Adjusted EBITDA	686,795	830,676	817,382	1,037,284	1,415,586

(a)

Equity income from non-consolidated joint ventures is adjusted for income tax expense (recovery), depreciation and amortization, interest expense, net of interest income, foreign exchange (gain) loss, amortization of in-process revenue contracts, and unrealized and realized losses (gains) on derivative instruments.

(5)	Total capitalization represents total debt and total equity.
(6)	Net debt represents total debt less cash, cash equivalents and restricted cash. Total net capitalization represents net debt and total equity.
(7)

Excludes our acquisition of FPSO units and investment in Sevan in 2011, our acquisition of LNG carriers through our 52% interest in the joint venture between Teekay LNG and Marubeni Corporation in 2012 (or the Teekay LNG-Marubeni Joint Venture), us and Teekay Tankers taking ownership of three Very Large Crude Carriers (or VLCCs) and Teekay LNG’s acquisition of an LPG carrier in 2014, and the non-cash portion of Teekay Tankers’ acquisition of 12 modern Suezmax tankers which was paid, in part with 7.2 million shares of Teekay Tankers’ Class A common stock in 2015. Please read “Item 5. Operating and Financial Review and Prospects.” The expenditures for vessels and equipment exclude non-cash investing activities. Please read “Item 18. Financial Statements: Note 17 Supplemental Cash Flow Information.”

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

•

a reduction in both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil;

•

lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels, in particular FPSO units, following expiration or termination of existing contracts or upon the initial chartering of vessels, or which may result in extended periods of our vessels being idle between contracts;

•	customers potentially seeking to renegotiate or terminate existing vessel contracts, failing to extend or renew contracts upon expiration, or seeking to negotiate cancelable contracts;

•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or

•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

Current market conditions limit our access to capital and our growth.

We have relied primarily upon bank financing and debt and equity offerings, primarily by our Daughter Companies, to fund our growth. Current depressed market conditions generally in the energy sector and for master limited partnerships have significantly reduced our and our Daughter Companies’ access to capital, particularly equity capital. Debt financing or refinancing may not be available on acceptable terms, if at all. Issuing additional common equity given current market conditions would be highly dilutive and costly. Lack of access to debt or equity capital at reasonable rates would adversely affect our growth prospects and our ability to refinance debt and make distributions to our equityholders.

The ability of us and our Daughter Companies to repay or refinance debt obligations and to fund capital expenditures and, for certain of the Daughter Companies, estimated cash flow gaps, will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we and our Daughter Companies are able to finance these obligations and expenditures with cash from operations or by issuing debt or equity securities, our and their ability to make cash dividends and distributions may be diminished or our or their financial leverage may increase or our or their equityholders may be diluted. Our and their business may be adversely affected if we or our Daughter Companies need to access other sources of funding.

To fund existing and future debt obligations and capital expenditures of us and our Daughter Companies, we and they will or may be required to use cash from operations, incur borrowings, raise capital through the sale of assets or ownership interests in certain assets or joint ventures entities, debt or additional equity securities and/or seek to access other financing sources. Our and our Daughter Companies’ access to potential funding sources and our and their future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our and their control.

If we or our Daughter Companies are unable to access additional bank financing and generate sufficient cash flow to meet debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•	seeking to restructure debt;

•	seeking additional debt or equity capital;

•	selling additional assets or equity interests in certain assets or joint ventures;

•	further reducing cash distributions;

•	reducing, delaying or cancelling business activities, acquisitions, investments or capital expenditures; and

•	seeking bankruptcy protection.

Such measures might not be successful, and additional debt or equity capital may not be available on acceptable terms or enable us or our Daughter Companies to meet debt, capital expenditure and other obligations. Some of such measures may adversely affect our or their businesses and reputation. In addition, credit agreements may restrict our and our Daughter Companies’ ability to implement some of these measures.

Use of cash from operations for capital purposes will reduce cash available for dividends and distributions to equityholders. The ability of us and our Daughter Companies to obtain bank financing or to access the capital markets for future offerings may be limited by our and their financial condition at the time of any such financing or offering as well as by adverse market conditions in general. Even if we or our Daughter Companies are successful in obtaining necessary funds, the terms of such financings could limit our or their ability to pay cash dividends or distributions to security holders or operate our or their businesses as currently conducted. In addition, incurring additional debt may significantly increase interest expense and financial leverage, and issuing additional equity securities may result in significant equityholder dilution and would increase the aggregate amount of cash required to maintain quarterly dividends and distributions.

On December 16, 2015, we announced temporary reductions to our quarterly dividends, commencing with the dividend relating to the fourth quarter of 2015. The dividend reduction was in response to announcements by Teekay Offshore and Teekay LNG that they were temporarily reducing their quarterly cash distributions and retaining a significant portion of the internally generated cash flows as reserves to fund the equity capital requirements of their future growth projects and reduce debt levels, with the intention for the foreseeable future to reduce the need to raise equity capital at prohibitively dilutive and costly rates given current depressed market conditions generally in the energy and master limited partnership capital markets. Although the dividend and distribution reductions are expected to be temporary, there is no assurance that we or Teekay Offshore or Teekay LNG will increase, or not further reduce, our cash dividends or their cash distributions in the future.

The primary liquidity needs for us and the Daughter Companies in the next few years are to make payments for existing, committed capital expenditures and to make scheduled repayments of debt, in addition to paying debt service costs, quarterly dividends or distributions on equity, operating expenses and dry docking expenditures and funding general working capital requirements. We anticipate that our and our Daughter Companies’ primary sources of funds in the next few years will be cash flows from operations, bank debt and proceeds from the sale of certain assets. However, Teekay Offshore currently estimates cash flow gaps of approximately $250 million in 2016 and a further $90 million in 2017. These cash flow gaps represent the difference between (a) cash inflows from cash flow from vessel operations, dividends from equity accounted joint ventures and borrowings under committed and anticipated debt financings and refinancings and (b) cash outflows for expected capital expenditures, equity investments in joint ventures, secured and unsecured debt repayments, interest expense and anticipated distributions on its common and preferred units. In addition, Teekay Offshore is required to pay $172.3 million upon delivery of the second UMS newbuilding, which currently is scheduled for late-2016; however, Teekay Offshore may decide to cancel or further defer the delivery of this unit. The cash flow gaps do not take into account utilizing any portion of Teekay Offshore’s liquidity balance of $282.7 million at December 31, 2015, which is comprised of unrestricted cash and undrawn revolvers. For debt covenant purposes, Teekay Offshore is required to maintain a minimum free liquidity balance of 5% of its total consolidated debt, which was approximately $175 million as at December 31, 2015. The cash flow gaps also do not take into account the potential cash flow impact from the damage to the gangway of the Arendal Spirit UMS that occurred in April 2016. Please read “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Results of Operations – Recent Developments in Teekay Offshore” for additional information. There can be no assurance that Teekay Offshore will be able to fill these cash flow gaps.

Our cash flow depends substantially on the ability of our subsidiaries, primarily our Daughter Companies, to make distributions to us. Our Daughter Companies Teekay Offshore and Teekay LNG have significantly reduced their distribution levels.

The source of our cash flow includes cash distributions from our subsidiaries, primarily Teekay Offshore and Teekay LNG. The amount of cash our subsidiaries can distribute to us principally depends upon the amount of distributions declared by their boards of directors and the amount of cash they generate from their operations.

We, Teekay Offshore and Teekay LNG believe there is currently a dislocation in the capital markets relative to the stability of our businesses. Based on upcoming equity capital requirements for committed growth project and debt refinancing and other obligations, coupled with the uncertainty regarding how long it will take for the energy and capital markets to normalize, we, Teekay Offshore and Teekay LNG believe that it is in the best interests of the securityholders of Teekay Offshore and Teekay LNG to conserve more of their internally generated cash flows to fund future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, Teekay Offshore temporarily reduced its quarterly cash distribution per common unit to $0.11 from $0.56, Teekay LNG temporarily reduced its quarterly cash distribution per common unit to $0.14 from $0.70 and, as a result, Teekay Parent temporarily reduced its quarterly cash dividend per share to $0.055 from $0.55. These distribution reductions by Teekay Offshore and Teekay LNG will substantially reduce our cash flows from them, including by currently eliminating any distributions on our incentive distribution rights in such Daughter Companies.

The amount of cash our subsidiaries generate from their operations may fluctuate from quarter to quarter based on, among other things:

•	the rates they obtain from their charters, voyages and contracts;

•	the price and level of production of, and demand for, crude oil, LNG and LPG, including the level of production at the offshore oil fields our subsidiaries service under contracts of affreightment;

•	the operating performance of our FPSO units, whereby receipt of incentive-based revenue from our FPSO units is dependent upon the fulfillment of the applicable performance criteria;

•	the level of their operating costs, such as the cost of crews and repairs and maintenance;

•	the number of off-hire days for their vessels and the timing of, and number of days required for, dry docking of vessels;

•

the rates, if any, at which our subsidiaries may be able to redeploy shuttle tankers in the spot market as conventional oil tankers during any periods of reduced or terminated oil production at fields serviced by contracts of affreightment;

•	the rates, if any, at which our subsidiaries may be able to redeploy vessels, particularly FPSO units, after they complete their charters or contracts and are redelivered to us;

•	the rates, if any, and ability, at which our subsidiaries may be able to contract our newbuilding vessels, including our newbuilding UMS and towage vessels;

•	delays in the delivery of any newbuildings or vessels undergoing conversion or upgrades and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of business.

The actual amount of cash our subsidiaries have available for distribution also depends on other factors such as:

•	the level of their capital expenditures, including for maintaining vessels or converting existing vessels for other uses and complying with regulations;

•	their debt service requirements and restrictions on distributions contained in their debt agreements;

•	fluctuations in their working capital needs;

•	their ability to make working capital borrowings; and

•

the amount of any cash reserves, including reserves for future maintenance capital expenditures, working capital and other matters, established by the boards of directors of our Daughter Companies at their discretion.

The amount of cash our subsidiaries generate from operations may differ materially from their profit or loss for the period, which will be affected by non-cash items and the timing of debt service payments. As a result of this and the other factors mentioned above, our subsidiaries may make cash distributions during periods when they record losses and may not make cash distributions during periods when they record net income.

The price of our common stock and other securities have been, and are likely to continue to be, volatile. Periods of market volatility may increase the risk of a securities litigation claim, regardless of merit. We are the target of a pending securities class action suit relating to our common shares.

Following our December 2015 announcement that our Board of Directors had approved a plan to reduce our quarterly dividend from $0.55 per share in the third quarter of 2015 to $0.055 per share commencing with the fourth quarter of 2015 dividend payable in February 2016, a purported class action complaint was filed on March 1, 2016 in the U.S. District Court for the District of Connecticut naming us and certain of our officers as defendants. The complaint includes claims that we and certain of our officers violated Section 10(b) of the Securities Exchange Act of 1934 and Securities and Exchange Commission Rule 10b-5 promulgated thereunder. In general, the complaint alleges that we and certain of our officers made materially false and misleading statements regarding our dividend and the anticipated amount of our dividend to be paid in future periods, thereby artificially inflating the price of our common stock. The plaintiffs are seeking unspecified monetary damages, including reasonable costs and expenses incurred in this action. We plan to vigorously defend against the claims in the complaint. Based on the early stage of the action, the amount or range of reasonably possible losses to which we are exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact to us, if any, remains uncertain at this time. We maintain a Directors and Officers Insurance policy that provides coverage for claims such as those alleged in the complaint, subject to coverage defenses, policy limits and a self-insured retention. Regardless of the outcome of claims of this type, the defense of such claims may cause us to incur substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and significant fluctuations in the utilization of our vessels, which may adversely affect our earnings and profitability.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenue we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. If the tanker market is depressed, our earnings may decrease, particularly with respect to the conventional tanker vessels owned by Teekay Tankers, which accounted for approximately 21% and 12% of our net revenues during 2015 and 2014, respectively. These vessels are primarily employed on the spot-charter market, which is highly volatile and fluctuates based upon tanker and oil supply and demand. Declining spot rates in a given period generally will result in corresponding declines in operating results for that period. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt obligations. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

As at December 31, 2015, we had 33 vessels operating in our shuttle tanker fleet, nine FPSO units operating in our FPSO fleet (of which one is operating in a joint venture), one FPSO unit undergoing an upgrade and one 50% owned FPSO unit undergoing a conversion. Certain of our shuttle tankers and our FPSO units earn revenue that depends upon the volume of oil we transport or the volume of oil produced from offshore oil fields. Oil production levels are affected by several factors, all of which are beyond our control, including:

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

FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. These factors increase the redeployment risk of FPSO units. Unless extended, seven of our FPSO production service agreements will expire during the next five years. Our clients may also terminate certain of our FPSO production service agreements prior to their expiration under specified circumstances. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.

The duration of many of our shuttle tanker and FSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels.

Some of our shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production at a field terminates or a field is abandoned for any reason, we no longer will generate revenue under the related contract. Other shuttle tanker and FSO contracts under which our vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our business and operating results.

Charter rates for conventional oil and product tankers and towage vessels may fluctuate substantially over time and may be lower when we are attempting to re-charter these vessels, which could adversely affect our operating results. Any changes in charter rates for LNG or LPG carriers, shuttle tankers, FSO or FPSO units, or UMS could also adversely affect redeployment opportunities for those vessels.

Our ability to re-charter our conventional oil and product tankers following expiration of existing time-charter contracts and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the conventional tanker market. Conventional oil and product tanker trades are highly competitive and have experienced significant fluctuations in charter rates based on, among other things, oil, refined petroleum product and vessel demand. For example, an oversupply of conventional oil tankers can significantly reduce their charter rates. Our ability to charter our towage vessels will depend, among other things, on the state of the towage market. Towage contracts are highly competitive and are based on the level of projects undertaken by the customer base. There also exists some volatility in charter rates for LNG and LPG carriers, shuttle tankers, FSO and FPSO units, and UMS, which could also adversely affect redeployment opportunities for those vessels.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

Vessel values for oil and product tankers, LNG and LPG carriers, UMS, and FPSO and FSO units can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If operation of a vessel is not profitable, or if we cannot redeploy a chartered vessel at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings. Vessel values, particularly of tankers, had declined in prior years, which contributed to vessel impairment charges against our earnings.

Our growth depends on continued growth in demand for LNG and LPG, and LNG and LPG shipping, as well as offshore oil transportation, production, processing and storage services.

A significant portion of our growth strategy focuses on continued expansion in the LNG and LPG shipping sectors and on expansion in the FPSO, shuttle tanker, and FSO sectors.

Expansion of the LNG and LPG shipping sectors depends on growth in world and regional demand for LNG and LPG and marine transportation of LNG and LPG, as well as the supply of LNG and LPG. Demand for LNG and LPG and for the marine transportation of LNG and LPG could be negatively affected by a number of factors, such as increases in the costs of natural gas derived from LNG relative to the cost of natural gas generally, increases in the production of natural gas in areas linked by pipelines to consuming areas, increases in the price of LNG and LPG relative to other energy sources, the availability of new energy sources, and negative global or regional economic or political conditions. Reduced demand for LNG or LPG and LNG or LPG shipping would have a material adverse effect on future growth of Teekay LNG, and could harm its results. Growth of the LNG and LPG markets may be limited by infrastructure constraints and community and environmental group resistance to new LNG and LPG infrastructure over concerns about the environment, safety and terrorism. If the LNG or LPG supply chain is disrupted or does not continue to grow, or if a significant LNG or LPG explosion, spill or similar incident occurs, it could have a material adverse effect on demand for LNG or LPG and could harm our business, results of operations and financial condition.

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

One of our objectives is to enter into additional long-term, fixed-rate charters for our LNG and LPG carriers, shuttle tankers, and FPSO and FSO units. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We expect competition for providing services for potential gas and offshore projects from other experienced companies, including state-sponsored entities. Our competitors may have greater financial resources than us. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Three customers, international oil companies, accounted for an aggregate of 28%, or $677.1 million, of our consolidated revenues during 2015 (2014 – three customers for 33%, or $664.1 million, 2013 – three customers for 37% or $677.3 million). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

Petroleo Brasileiro S.A. (or Petrobras), the Brazil state-controlled oil company, is one of our largest customers. Petrobras is alleged to have participated in a widespread corruption scandal involving improper payments to Brazilian politicians and political parties. It is uncertain at this time how these factors may affect Petrobras, its performance of existing contracts with us or the development of new projects offshore of Brazil. Any adverse effect on Petrobras’ ability to develop new offshore projects or to perform under existing contracts with us could harm us.

In addition, in October 2015, Sevan issued a press release indicating that certain individuals who have left Sevan may have made improper payments to Petrobras between 2005 and 2008 in order to obtain vessel contracts from Petrobras, including the existing contract for the Sevan Piranema FPSO unit, which unit and contract Teekay Offshore acquired from Sevan in November 2011 and renamed Piranema Spirit. If it is determined that the Piranema Spirit FPSO contract was illegally obtained by Sevan, in addition to any penalties that could be assessed by the authorities, Petrobras may seek to terminate the contract or may seek damages relating to the arrangement, and any dispute with Petrobras may adversely affect our relationship with Petrobras. Although Teekay Offshore will seek indemnification from Sevan for losses and penalties imposed on Teekay Offshore by Petrobras and/or the regulatory authorities, there is no assurance that it will be successful in offsetting any losses through such claims against Sevan.

We could lose a customer or the benefits of a contract if:

•	the customer fails to make payments because of its financial inability, disagreements with us or otherwise;

•	we agree to reduce the payments due to us under a contract because of the customer’s inability to continue making the original payments;

•	the customer exercises certain rights to terminate the contract; or

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the contract.

Future adverse economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.

Economic downturns and financial crises in the global markets could produce illiquidity in the capital markets, market volatility, increased exposure to interest rate and credit risks and reduced access to capital markets. If global financial markets and economic conditions significantly deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.

Future adverse economic conditions or other developments may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.

Future adverse economic conditions or other developments relating directly to our customers may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customers’ inability to pay for any reason could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations.

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

•	difficulties integrating the operations, personnel and business culture of acquired companies;

•	difficulties coordinating and managing geographically separate organizations;

•	adverse effects on relationships with our existing suppliers and customers, and those of the companies acquired;

•	difficulties entering geographic markets or new market segments in which we have no or limited experience; and

•	loss of key officers and employees of acquired companies.

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

We may not be successful in our recent entry into new markets which may have competitive dynamics that differ from markets in which we already participate, and we may be unsuccessful in gaining acceptance in these markets from customers or competing against other companies with more experience or larger fleets or resources in these markets. We also may not be successful in employing the HiLoad DP unit on contracts sufficient to recover our investment in the unit.

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

These efforts may not be successful and may not occur in a timely or efficient manner. Failure to effectively manage our growth and transitions in systems and procedures required by expansion in a cost-effective manner could have a material adverse effect on our business.

Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.

The operation of oil and product tankers, lightering vessels, LNG and LPG carriers, FPSO and FSO units, UMS, towage vessels, and the Hi-Load DP unit is inherently risky. Although we carry hull and machinery (marine and war risk) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, with some limited exception, we do not generally carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time, based on its cost compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill, marine disaster or natural disaster could result in losses that exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks, environmental catastrophes or political changes may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage.

Past port calls by our vessels, or third-party vessels from which we derived pooling revenues, to countries that are subject to sanctions imposed by the United States and the European Union may impact investors’ decisions to invest in our securities.

The United States has imposed sanctions on Syria and Sudan. The United States and the European Union (or EU) also had imposed sanctions on trade with Iran. The EU lifted these sanctions in January 2016. At that time, the U.S. lifted its secondary sanctions on Iran which applied to foreign persons, but has retained its primary sanctions which apply to U.S. entities and their foreign subsidiaries. In the past, conventional oil tankers owned or chartered-in by us, or third-party vessels participating in commercial pooling arrangements from which we derive revenue, made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions at the time and we intend to maintain our compliance with all U.S. and EU sanctions. In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil or gas to or from Iran, Syria or Sudan. We believe that our compliance with these sanctions and our lack of any future port calls to those countries does not and will not adversely impact our revenues, because port calls to these countries have never accounted for any material amount of our revenues. However, some investors might decide not to invest in us simply because we have previously called on, or through our participation in pooling arrangements have previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.

Marine transportation and oil production is inherently risky, and an incident involving significant loss of or environmental contamination by any of our vessels could harm our reputation and business.

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

Due to harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer months. Because the North Sea is our primary existing offshore oil market, this seasonal repair and maintenance activity contributes to quarter-to-quarter volatility in our results of operations, as oil production typically is lower in the fiscal quarters ended June 30 and September 30 in this region compared with production in the fiscal quarters ended March 31 and December 31. Because a number of our North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on the volume of oil transported, the results of our shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. When we redeploy affected shuttle tankers as conventional oil tankers while platform maintenance and repairs are conducted, the overall financial results for our North Sea shuttle tanker operations may be negatively affected if the rates in the conventional oil tanker markets are lower than the contract of affreightment rates. In addition, we seek to coordinate some of the general dry-docking schedule of our fleet with this seasonality, which may result in lower revenues and increased dry-docking expenses during the summer months.

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

Our newbuilding financing commitments typically have been pre-arranged. However, if we are unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2015, we had on order 21 LNG carriers, seven LPG carriers, three shuttle tankers, one FSO conversion, one FPSO conversion, one FPSO upgrade, two UMS, four long-distance towing and offshore installation vessels and three infield support towing vessels. The 21 LNG carriers are scheduled for delivery between 2016 and 2020. Seven LPG carriers are scheduled for delivery between 2016 and 2018. One FSO conversion is scheduled for completion in early-2017. One FPSO conversion is scheduled for completion in early-2017. One FPSO upgrade is scheduled for completion in the fourth quarter of 2016. Two UMS are scheduled to deliver in late-2016 and subject to the exercise of a deferred delivery option, mid-2019. Four long-distance towing and offshore installation vessels are scheduled to deliver in 2016. Three infield support towing vessels are scheduled to deliver during the first half of 2016. Three shuttle tankers are scheduled from delivery between 2017 and 2018. As of December 31, 2015, progress payments made towards these newbuildings, excluding payments made by our joint venture partners, totaled $1.1 billion.

In addition, conversion of tankers to FPSO and FSO units exposes us to a numbers of risks, including lack of shipyard capacity and the difficulty of completing the conversions in a timely and cost effective manner. During conversion of a vessel, we do not earn revenue from it. In addition, conversion projects may not be successful.

We make substantial capital expenditures to expand the size of our fleet. Depending on whether we finance our expenditures through cash from operations or by incurring debt or issuing equity securities, our financial leverage could increase or our shareholders could be diluted.

We regularly evaluate and pursue opportunities to provide the marine transportation requirements for various projects, and we have recently submitted bids to provide transportation solutions for LNG and LPG, towage, UMS, FPSO and FSO projects. We may submit additional bids from time to time. The award process relating to LNG and LPG transportation, FPSO and FSO opportunities typically involves various stages and takes several months to complete. If we bid on and are awarded contracts relating to any LNG and LPG, FPSO and FSO projects, we will need to incur significant capital expenditures to build the related LNG and LPG carriers, FPSO and FSO units.

To fund the remaining portion of existing or future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the incurrence of debt or issuance of additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in obtaining necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. Issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to pay quarterly dividends.

Exposure to currency exchange rate and interest rate fluctuations results in fluctuations in our cash flows and operating results.

Substantially all of our revenues are earned in U.S. Dollars, although we are paid in Euros, Australian Dollars, Norwegian Kroner and British Pounds under some of our charters. A portion of our operating costs are incurred in currencies other than U.S. Dollars. This partial mismatch in operating revenues and expenses leads to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, in particular the Norwegian Kroner, the British Pound, the Euro, Singapore Dollar, Australian Dollar, and Canadian Dollar. We also make payments under two Euro-denominated term loans. If the amount of these and other Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to other currencies also result in fluctuations of our reported revenues and earnings. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, advances from affiliates and long-term debt are revalued and reported based on the prevailing exchange rate at the end of the applicable period. This revaluation historically has caused us to report significant unrealized foreign currency exchange gains or losses each period. The primary source of these gains and losses is our Euro-denominated term loans and our Norwegian Kroner-denominated bonds. We have entered into foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner. We also incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross-currency swaps to economically hedge the foreign exchange risk on the principal and interest payments of our Norwegian Kroner bonds.

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

We and certain of our joint venture partners may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

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

Terrorist attacks, piracy, increased hostilities, political change or war could lead to further economic instability, increased costs and disruption of business.

Terrorist attacks, piracy and the current or future conflicts in the Middle East and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and or our ability to conduct business.

In addition, oil facilities, shipyards, vessels, pipelines and oil fields could be targets of future terrorist attacks and warlike operations and our vessels could be targets of pirates, hijackers, terrorists or warlike operations. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters, which would harm our cash flow and business.

Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy incidents in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent piracy risk in the Straits of Malacca and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our and many of our customers’ substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations, and the operations of certain of our customers, are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business, including Brazil, or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil and gas from politically and economically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities, strikes, or other political or economic instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate or to which we trade could harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

Two vessels owned by the Teekay LNG-Marubeni Joint Venture are chartered to Yemen LNG Company Limited (or YLNG), an entity that operates in Yemen and has close ties to the Yemeni government. The hostilities in Yemen have adversely affected the LNG facilities in Yemen and could hinder Yemen LNG Company Limited’s ability to perform its obligations under its time charter contracts with Teekay LNG’s joint venture, which would adversely affect its operating results and liquidity. As a result, in December 2015, the Teekay LNG-Marubeni Joint Venture agreed to a temporary deferral of a portion of the charter payments for the two LNG carriers for the period from January 1, 2016 to December 31, 2016. Upon future resumption of the LNG plant in Yemen, it is presumed that YLNG will repay the deferred amounts in full plus interest thereon over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay deferred amounts.

The LNG carrier newbuildings for the Yamal LNG Project are customized vessels and Teekay LNG’s financial condition, results of operations and ability to make distributions to us could be substantially affected if the Yamal LNG Project is not completed.

The LNG carrier newbuildings ordered by the Yamal LNG Joint Venture will be specifically built for the Arctic requirements of the Yamal LNG Project and will have limited redeployment opportunities to operate as conventional trading LNG carriers if the project is abandoned or cancelled. If the project is abandoned or cancelled for any reason, either before or after commencement of operations, the Yamal LNG Joint Venture may be unable to reach an agreement with the shipyard allowing for the termination of the shipbuilding contracts (since no such optional termination right exists under these contracts), change the vessel specifications to reflect those applicable to more conventional LNG carriers and which do not incorporate ice-breaking capabilities, or find suitable alternative employment for the newbuilding vessels on a long-term basis with other LNG projects or otherwise.

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

The U.S. Treasury Department’s Office of Foreign Assets Control (or OFAC) placed Russia-based Novatek OAO (or Novatek), a 50.1% owner of the Yamal LNG Project, on the Sectoral Sanctions Identifications List. OFAC also previously imposed sanctions on an investor in Novatek and these sanctions also remain in effect. The restrictions on Novatek prohibit U.S. persons (and their subsidiaries) from participating in debt financing transactions of greater than 90 days maturity by Novatek and, by virtue of Novatek’s 50.1% ownership interest, the Yamal LNG Project. The EU also imposed certain sanctions on Russia. These sanctions require an EU license or authorization before a party can provide certain technologies or technical assistance, financing, financial assistance, or brokering with regard to these technologies. However, the technologies being currently sanctioned by the EU appear to focus on oil exploration projects, not gas projects. In addition, OFAC and other governments or organizations may impose additional sanctions on Novatek, the Yamal LNG Project or other project participants, which may further hinder the ability of the Yamal LNG Project to receive necessary financing. Although we believe that we are in compliance with all applicable sanctions laws and regulations, and intend to maintain such compliance, these sanctions have recently been imposed and the scope of these laws may be subject to changing interpretation. Future sanctions may prohibit the Yamal LNG Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on our financial condition, results of operations and ability to make distributions on our common shares.

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

The Yamal LNG Joint Venture does not yet have in place financing for the six LNG carrier newbuildings that will service the Yamal LNG Project. The estimated total fully built-up cost for the vessels is approximately $2.1 billion. If the Yamal LNG Joint Venture is unable to obtain debt financing for the vessels on acceptable terms, if at all, or if Teekay LNG’s joint venture partner fails to fund its portion of the newbuilding financing, Teekay LNG may be unable to purchase the vessels and participate in the Yamal LNG Project.

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

Market values of vessels fluctuate depending upon general economic and market conditions affecting relevant markets and industries and competition from other shipping companies and other modes of transportation. In addition, as vessels become older, they generally decline in value. Declining vessel values could adversely affect our liquidity by limiting our ability to raise cash by refinancing vessels. Declining vessel values could also result in a breach of loan covenants and events of default under certain of our credit facilities that require us to maintain certain loan-to-value ratios. If we are unable to pledge additional collateral in the event of a decline in vessel values, the lenders under these facilities could accelerate our debt and foreclose on our vessels pledged as collateral for the loans. As of December 31, 2015, the total outstanding debt under credit facilities with this type of loan-to-value covenant tied to conventional tanker, towage, UMS and shuttle tanker values was $1,170.9 million, tied to FPSO values was $710.1 million and tied to LNG carrier values was $83.4 million. We have eleven financing arrangements that require us to maintain vessel value to outstanding loan principal balance ratios ranging from 105% to 135%. At December 31, 2015, we were in compliance with these required ratios.

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

As of December 31, 2015, our consolidated debt and capital lease obligations totaled $7.4 billion and we had the capacity to borrow an additional $0.2 billion under our revolving credit facilities. These credit facilities may be used by us for general corporate purposes. Our consolidated debt and capital lease obligations could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes, and our ability to refinance our credit facilities may be impaired or such financing may not be available on favorable terms, if at all;

•

we will need to use a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to shareholders;

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

The operating and financial restrictions and covenants in our revolving credit facilities, term loans, indentures and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements restrict our ability to:

•	pay dividends;

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	grant liens on our assets;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.

Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our financing agreements or indentures, our obligations may become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans may terminate. This could lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans.

Certain of Teekay LNG’s lease arrangements contain provisions whereby it has provided a tax indemnification to third parties, which may result in increased lease payments or termination of favorable lease arrangements.

Teekay LNG and certain of its joint ventures are party and were party to lease arrangements whereby the lessor could claim tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect or there is a change in the applicable tax legislation or the interpretation thereof by the United Kingdom (U.K.) taxing authority, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. Under the capital lease arrangements, Teekay LNG does not have the ability to pass these increased rentals onto its charter party. However, the terms of the lease arrangements enable Teekay LNG and its joint venture partner to jointly terminate the lease arrangements on a voluntary basis at any time. In the event of an early termination of the lease arrangements, the lessee is obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any.

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

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal further. Initial indications are that HMRC will attempt to progress matters on other leases including the lease of Teekay Nakilat Joint Venture with the intent of asking the lessees to accept the LEL1 tax case verdict that capital allowances were not due. If the Teekay Nakilat Joint Venture were to be challenged by HMRC, it is uncertain whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the former lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, Teekay LNG’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

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

Our ability to compete for offshore oil marine transportation, processing, floating accommodation, towage and storage projects and to enter into new charters or contracts of affreightment and expand our customer relationships depends largely on our ability to leverage our relationship with our joint venture partners and their reputation and relationships in the shipping industry. If our joint venture partners suffer material damage to its financial condition, reputation or relationships, it may harm the ability of us or our subsidiaries to:

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

In January 2015, Teekay Offshore, through the Libra joint venture, its 50/50 joint venture with Odebrecht Oil & Gas S.A. (or OOG), finalized the contract with Petrobras to provide an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. The contract will be serviced by a new FPSO unit being converted from Teekay Offshore’s 1995-built shuttle tanker, the Navion Norvegia, which was sold by Teekay Offshore to the joint venture. The converted unit is scheduled to commence operations in early-2017 under a 12-year firm period fixed-rate contract with Petrobras and its international partners. Senior Odebrecht S.A. personnel, including a former executive of OOG, have been implicated in corruption charges related to improper payments to Brazilian politicians and political parties. Any adverse effect of these charges against OOG may harm Teekay Offshore’s growth prospects and results of operations and inhibit the near-term ability of its joint venture with OOG to drawdown on its existing loan facility to fund the Libra FPSO conversion. The Libra joint venture is currently in discussions with lenders to ensure the continued drawdown under the $804 million loan facility as a result of the ongoing Federal Police investigation into OOG referred to as the “Lava Jato Operation” as well as OOG’s current financial difficulties.

Teekay Tankers’ U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports, which may limit its earnings in this area of its operations.

Teekay Tankers’ U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port, including offshore offloading facilities. While we believe that lightering offers advantages over alternative methods of delivering crude oil to U.S. Gulf ports, Teekay Tankers’ lightering revenues may be limited due to the availability of alternative methods.

Teekay Tankers’ full service lightering operations are subject to specific risks that could lead to accidents, oil spills or property damage.

Lightering is subject to specific risks arising from the process of safely bringing two large moving tankers next to each other and mooring them for lightering operations. These operations require a high degree of expertise and present a higher risk of collision compared to when docking a vessel at port. Lightering operations, similar to marine transportation in general, are also subject to risks due to events such as mechanical failures, human error, and weather conditions.

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

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Item 10-Additional Information – Material U.S. Federal Income Tax Considerations”) held our common stock, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders, please read “Item 10. Additional Information–Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.”

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

Item 4. Information on the Company

A. Overview, History and Development

Overview

We are a leading provider of international crude oil and gas marine transportation services and we also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) and through our 100% ownership interest in Teekay Petrojarl AS, and the continuation of our conventional tanker business through our publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). We are responsible for managing and operating consolidated assets of approximately $13 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets (excluding vessels managed for third parties). With offices in 15 countries and approximately 7,700 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies. Our organizational structure can be divided into (a) our controlling interests in our publicly-listed subsidiaries, Teekay Offshore, Teekay LNG and Teekay Tankers (or the Daughter Companies), and (b) Teekay and its remaining subsidiaries, which is referred to herein as Teekay Parent.

Teekay Offshore includes our shuttle tanker operations, floating storage and off-take (or FSO) units, one HiLoad DP unit, a majority of our FPSO units, and offshore support which includes UMS, all of which primarily operate under long-term fixed-rate contracts, and long-distance towing and offshore installation vessels. As of December 31, 2015, our shuttle tanker fleet had a total cargo capacity of approximately 4.5 million deadweight tonnes (or dwt), which represented approximately 36% of the total tonnage of the world shuttle tanker fleet. Please read “—B. Operations—Our Fleet.”

Teekay LNG includes all of our LNG and LPG carriers. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time. LPG carriers are mainly chartered to carry LPG on time charters, on contracts of affreightment or spot voyage charters. As of December 31, 2015, Teekay LNG’s fleet, including newbuildings on order, had a total cargo carrying capacity of approximately 9.2 million cubic meters. Please read “—B. Operations—Our Fleet.”

Teekay Tankers, including Teekay Tankers’ minority investment in TIL, includes a substantial majority of our conventional crude oil tankers and product carriers. Our conventional crude oil tankers and product tankers primarily operate in the spot-tanker market or are subject to time charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Certain of our conventional crude oil tankers and product tankers are on fixed-rate time-charter contracts with an initial duration of at least one year. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in Teekay Tankers. Please read “—B. Operations—Our Fleet.”

Teekay Parent currently owns one conventional tanker, three FPSO units and a minority investment in TIL. Our long-term vision is for Teekay Parent not to have a direct ownership in any vessels.

The Teekay organization was founded in 1973. We are incorporated under the laws of the Republic of The Marshall Islands as Teekay Corporation and maintain our principal executive office at 4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.

Recent Business Acquisitions

Bahrain Project

In December 2015, a consortium composed of Samsung, GIC and Teekay LNG entered into an agreement with the Government of the Kingdom of Bahrain (or Kingdom) for the development of an LNG receiving and regasification terminal in Bahrain. The project, to be developed on a BOOT (build, own, operate, transfer) basis, will be located in Hidd Industrial area of Bahrain and will help the Kingdom meet its increasing demand for gas supplies to satisfy its industrial and urban development. The LNG receiving and regasification terminal will be owned and operated through the Bahrain LNG Joint Venture.

The project will include a floating storage unit (or FSU), an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility. The project will have a capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year agreement which is expected to commence in 2018. The terminal project, excluding the FSU but including project management and development, financing and other costs, is expected to cost approximately $872 million, which is expected to be funded by the Bahrain LNG Joint Venture through a combination of equity capital and project-level debt through a consortium of regional and international banks.

Teekay LNG will supply the FSU vessel by using one of its previously unchartered MEGI LNG carrier newbuildings, which will be modified specifically for this project, and Teekay LNG will charter this FSU to the Bahrain LNG Joint Venture for a period of 20 years commencing in 2018.

Acquisition of Ship-to-Ship Transfer Business

In July 2015, Teekay Tankers acquired the ship-to-ship transfer business (or SPT) from a company jointly owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for an aggregate purchase price of approximately $47.3 million (including $1.8 million for working capital). SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, SPT also provides consultancy, terminal management and project development services. SPT owns a fleet of six STS support vessels and has one in-chartered Aframax tanker. In connection with the SPT acquisition, on July 31, 2015, Teekay Tankers issued approximately 6.5 million shares of Class B common stock to Teekay, for net proceeds of $45.5 million. These shares of Class B common stock were priced at $6.99 per share.

Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Results of Operations” for more information.

Recent Equity Offerings and Transactions by Subsidiaries

Equity Offerings and Transactions by Teekay Tankers

During August 2014, Teekay Tankers purchased from Teekay a 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, for an aggregate price of approximately $23.5 million, including net working capital. As consideration for this acquisition, Teekay Tankers issued to Teekay 4.2 million Class B common shares. The 4.2 million Class B common shares had an approximate value of $15.6 million, or $3.70 per share, when the purchase price was agreed to between the parties and a value of $17.0 million, or $4.03 per share, on the acquisition closing date. The purchase price, for accounting purposes, is based upon the value of the Class B common shares on the acquisition closing date.

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

During June 2015, Teekay Tankers implemented a continuous offering program (or COP) under which Teekay Tankers may issue shares of its Class A common stock at market prices up to a maximum aggregate amount of $80.0 million. In September 2015, Teekay Tankers concluded this COP and sold approximately 11.3 million shares for net proceeds of $78.2 million. In November 2015, Teekay Tankers implemented a new COP in the aggregate amount of $80.0 million. As of December 31, 2015, Teekay Tankers had sold approximately 2.1 million shares under this COP for net proceeds of $14.2 million.

During July 2015, Teekay Tankers issued approximately 6.5 million shares of Class B common stock to Teekay, for net proceeds of $45.5 million. Teekay Tankers used the net proceeds from the sale to acquire SPT for an aggregate purchase price of approximately $47.3 million (including $1.8 million for working capital).

During August 2015, Teekay Tankers issued approximately 9.1 million shares of Class A common stock to the public and approximately 4.5 million shares to Teekay for net proceeds of $90.6 million. Teekay Tankers used the net proceeds from the sale of the common units to partially fund the acquisition of 12 modern Suezmax tankers from Principal Maritime Tankers Corporation (or Principal Maritime) for an aggregate purchase price of $661.3 million. Teekay Tankers also issued approximately 7.2 million shares of Class A common stock to Principal Maritime as partial consideration for the vessels acquired.

Our ownership of Teekay Tankers was 25.9% as of March 1, 2016. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and continue to consolidate this subsidiary. Please read “Item 18. Financial Statements: Note 5—Financing Transactions.”

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

During May 2013, Teekay Offshore implemented a COP, under which Teekay Offshore may issue new common units from time to time at market prices up to a maximum aggregate amount of $100 million. Through December 31, 2013, Teekay Offshore sold an aggregate of 85,508 common units under the COP, generating net proceeds of approximately $2.4 million (including Teekay Offshore’s general partner’s 2% proportionate capital contribution. The net proceeds from the issuance of these common units were used for general partnership purposes.

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

During November 2014, Teekay Offshore issued 6.7 million common units to a group of institutional investors, generating net proceeds of $178.5 million (including Teekay Offshore’s general partner’s 2% proportionate capital contribution). The net proceeds from the issuance of these common units were used for general partnership purposes, which include funding vessel conversion projects and financing newbuilding UMS and towage vessels.

During 2014, Teekay Offshore sold an aggregate of 0.2 million common units under the COP, generating net proceeds of approximately $7.6 million (including Teekay Offshore’s general partner’s 2% proportionate capital contribution). The net proceeds from the issuance of these common units were used for general partnership purposes.

During April 2015, Teekay Offshore issued 5.0 million of its 8.50% Series B Cumulative Redeemable Preferred Units (or Series B Preferred Units) in a public offering for net proceeds of $120.8 million. Teekay Offshore used the net proceeds for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and vessel acquisitions.

During July 2015, Teekay Offshore issued 10.4 million of its 8.60% Series C Cumulative Convertible Perpetual Preferred Units (or Series C Preferred Units) in a private placement for net proceeds of $249.8 million. Teekay Offshore used the net proceeds from the private placement to partially finance the acquisition of the Petrojarl Knarr FPSO unit from Teekay Corporation and the initial installments for the three shuttle tanker newbuildings for the East Coast of Canada contract.

In July 2015, Teekay Offshore issued 14.4 million common units to Teekay for net proceeds of approximately $300.0 million to partially finance the July 1, 2015 acquisition of the Petrojarl Knarr FPSO from Teekay.

During 2015, Teekay Offshore sold an aggregate of 0.2 million common units under the COP, generating net proceeds of approximately $3.5 million (including Teekay Offshore’s general partner’s 2% proportionate capital contribution). The net proceeds from the issuance of these common units were used for general partnership purposes.

Our ownership of Teekay Offshore was 37.0% (including our 2% general partner interest) as of March 1, 2016. We maintain control of Teekay Offshore by virtue of our control of the general partner and will continue to consolidate this subsidiary. Please read “Item 18. Financial Statements: Note 5—Financing Transactions.”

Equity Offerings, Unit Issuances and Transactions by Teekay LNG.

During May 2013, Teekay LNG implemented a COP under which Teekay LNG may issue new common units from time to time at market prices up to a maximum aggregate amount of $100 million. Through December 31, 2013, Teekay LNG sold an aggregate of 124,071 common units under the COP, generating net proceeds of approximately $4.9 million (including Teekay LNG’s general partner’s 2% proportionate capital contribution of $0.1 million. Teekay LNG used the net proceeds from the issuance of these common units for general partnership purposes.

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

During July 2014, Teekay LNG completed a public offering of 3.1 million common units (including 0.3 million common units issued upon exercise of the underwriters’ over-allotment option) at a price of $44.65 per unit, for gross proceeds of approximately $140.8 million (including Teekay LNG’s general partner’s 2% proportionate capital contribution). Teekay LNG used the net proceeds from the offering of approximately $140.5 million to prepay a portion of its outstanding debt under two of its revolving credit facilities, to fund its portion of the first installment payment of $95.3 million for six newbuilding LNG carriers ordered by its 50/50 joint venture with China LNG for the Yamal LNG Project and to fund a portion of its MEGI newbuildings’ shipyard installments.

During 2014, Teekay LNG sold an aggregate of approximately 1.2 million common units under its COP for net proceeds of $48.4 million (including Teekay LNG’s general partner’s 2% proportionate capital contribution). Teekay LNG received a portion of these proceeds ($6.8 million for 0.2 million common units) in January 2015.

During 2015, Teekay LNG sold an aggregate of approximately 1.2 million common units of which 0.2 million units were from 2014 transactions which settled in 2015, under its COP for net proceeds of $35.4 million (including its general partner’s 2% proportionate capital contribution).

Our ownership of Teekay LNG was 33.1% (including our 2% general partner interest) as of March 1, 2016. We maintain control of Teekay LNG by virtue of our control of the general partner and will continue to consolidate this subsidiary. Please read “Item 18. Financial Statements: Note 5— Financing Transactions.”

Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Recent Developments and Results of Operations” for more information on recent transactions.

B. Operations

We have four primary lines of business: offshore logistics (shuttle tankers, the HiLoad DP unit, FSO units, UMS and long-distance towing and offshore installation vessels), offshore production (FPSO units), liquefied gas carriers and conventional tankers. We manage these businesses for the benefit of all stakeholders. We allocate capital and assess performance from the separate perspectives of the Daughter Companies and Teekay Parent as well as from the perspective of the lines of business. Historically, our organizational structure and internal reporting has been primarily based on the lines of business (the Line of Business approach), resulting in our segment disclosure presentation on a lines-of-business basis, without reference to the legal entities. With the establishment of the Daughter Companies and subsequent dropdown of vessels from Teekay Parent to the Daughter Companies, our organizational structure and internal reporting has gradually evolved to focus less on lines of business and more on the Daughter Companies and Teekay Parent (the Legal Entity approach). The primary focus of our organizational structure, internal reporting and allocation of resources by the chief operating decision maker is now the Legal Entity approach. As such, a substantial majority of the information provided herein has been presented in accordance with the Legal Entity approach. However, we have continued to incorporate the Line of Business approach as in certain cases there is more than one line of business in each Daughter Company and we believe this information allows a better understanding of our performance and prospects for future net cash flows.

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

As of December 31, 2015, there were approximately 112 vessels in the world shuttle tanker fleet (including 24 newbuildings), the majority of which operate in the North Sea and Brazil. Shuttle tankers also operate off the East Coast of Canada and in the U.S. Gulf. As of December 31, 2015, Teekay Offshore had owned 33 shuttle tankers (including the HiLoad DP unit), in which their ownership interests ranged from 50% to 100%, and chartered-in an additional three shuttle tankers. Other shuttle tanker owners include Knutsen NYK Offshore Tankers AS, SCF Group, Viken Shipping and AET, which, as of December 31, 2015, controlled fleets of 5 to 26 shuttle tankers each. We believe that we have competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea, Brazil and our recent entry into the East Coast of Canada.

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

Teekay Offshore’s FSO units are generally placed on long-term, fixed-rate time charters or bareboat charters as an integrated part of the field development plan, which provides more stable cash flow to Teekay Offshore. Under a bareboat charter, the customer pays a fixed daily rate for a fixed period of time for the full use of the vessel and is responsible for all crewing, management and navigation of the vessel and related expenses.

As of December 31, 2015, there were approximately 92 FSO units operating and seven FSO units on order in the world fleet. As at December 31, 2015, Teekay Offshore had ownership interests in seven FSO units, including one vessel currently undergoing conversion into an FSO unit. The major markets for FSO units are Asia, West Africa, Northern Europe, the Mediterranean and the Middle East. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

Towage Vessels

Long-distance towing and offshore installation vessels are used for the towing, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. Teekay Offshore operates with high-end vessels which can be defined as long-distance towing and offshore installation vessels with a bollard pull of greater than 180 tonnes and a fuel capacity of more than 2,000 metric tonnes. Teekay Offshore’s focus is on intercontinental towages requiring trans-ocean movements.

Teekay Offshore is the sole provider of long-distance towing and offshore installation vessels with DP2 capability. Teekay Offshore’s towage vessels operate on voyage-charter towage contracts. Voyage-charter contract revenue is less volatile than revenue from spot-market rates, as project budgets are prepared and maintained well in advance of the contract commencement.

As of December 31, 2015, there were approximately 33 long-distance towing and offshore installation vessels operating and four long-distance towing and offshore installation vessels on order in the world fleet. At December 31, 2015, Teekay Offshore’s fleet includes ten long-distance towing and offshore installation vessels (including four ultra-long distance towing and offshore installation vessel newbuildings, which are all scheduled to deliver during 2016), in all of which Teekay Offshore has 100% ownership interests.

UMS

UMS are used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. Teekay Offshore’s UMS fleet is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and include DP3 keeping systems that are capable of operating in deep water and harsh weather. As of December 31, 2015, there were approximately 38 DP UMS operating and 24 units on order in the world fleet.

The Arendal Spirit UMS delivered to Teekay Offshore in February 2015 and commenced its three-year time-charter contract in June 2015. Teekay Offshore are currently negotiating a three-year extension of the time charter contract with the charterer in exchange for a reduction in the current charter rate.

Teekay Offshore has an additional two newbuildings in which it has 100% ownership interests. The Stavanger Spirit is scheduled to deliver in late-2016. The Nantong Spirit is scheduled to deliver mid-2019, subject to the exercise of a deferred delivery option. Teekay Offshore may decide to cancel or further defer the delivery of the Stavanger Spirit as well as to defer the delivery of, or cancel, the Nantong Spirit.

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

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. As of December 2015, there were approximately 181 FPSO units operating and 25 FPSO units on order in the world fleet. At December 31, 2015, Teekay Offshore owned six FPSO units, in which it has 100% ownership interests, and two FPSO units, in which it has 50% ownership interests. One of these 50% owned FPSO units is undergoing a conversion and another of the FPSO units is undergoing upgrades. Other major independent FPSO contractors are SBM Offshore N.V., BW Offshore, MODEC, Bluewater and Bumi Armada.

Teekay LNG

Teekay LNG’s vessels primarily compete in the LNG and LPG markets. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time and with charter rates payable to the owner on a monthly basis. LNG shipping historically has been transacted with these long-term, fixed-rate time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages (typically consisting of a single voyage), short-term time charters and medium-term time charters have grown in the past few years.

In the LNG markets, Teekay LNG competes principally with private and state-controlled energy and utilities companies, which generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as major energy companies have continued to divest non-core businesses. Other major operators of LNG carriers include Qatar Gas Transport (Nakilat), Maran Gas Maritime, GasLog, Mitsui O.S.K. Lines, Malaysian International Shipping Company, NYK Line, and Golar LNG.

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

Most new LNG carriers, including all of our vessels, are built with a membrane containment system. These systems consist of insulation between thin primary and secondary barriers and are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 35 to 40 years. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG and LPG carriers after they reach a certain age. As at December 31, 2015, there were approximately 413 vessels in the worldwide LNG fleet, with an average age of approximately 11 years, and an additional 157 LNG carriers under construction or on order for delivery through 2019. As of December 31, 2015, the worldwide LPG tanker fleet consisted of approximately 1,341 vessels with an average age of approximately 16 years and approximately 207 additional LPG vessels on order for delivery through 2018. LPG carriers range in size from approximately 100 to approximately 86,000 cubic meters (or cbm). Approximately 50% (in terms of vessel numbers) of the worldwide fleet is less than 5,000 cbm.

Teekay LNG includes substantially all of our LNG and LPG carriers. As at December 31, 2015, Teekay LNG had ownership interests in 29 LNG carriers, as well as 21 additional newbuilding LNG carriers on order. In addition, as at December 31, 2015, Teekay LNG had full ownership of six LPG carriers and part ownership, through its joint venture agreement with Exmar in another 13 LPG carriers, seven newbuilding LPG carriers on order, and four chartered-in LPG carriers.

Teekay Tankers

Teekay Tankers owns a substantial majority of our conventional crude oil tankers and product carriers. Our conventional crude oil tankers and product tankers primarily operate in the spot-tanker market or are subject to time charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Certain of our conventional crude oil tankers and product tankers are on fixed-rate time-charter contracts with an initial duration of at least one year. Teekay Tankers and we also have minority interests in TIL, which owns conventional and product tankers.

Teekay Tankers’ vessels compete primarily in the Aframax and Suezmax tanker markets. In these markets, international seaborne oil and other petroleum products transportation services are provided by two main types of operators: captive fleets of major oil companies (both private and state-owned) and independent ship-owner fleets. Many major oil companies and other oil trading companies, the primary charterers of our vessels, also operate their own vessels and transport their own oil and oil for third-party charterers in direct competition with independent owners and operators. Competition for charters in the Aframax and Suezmax spot charter market is intense and is based upon price, location, the size, age, condition and acceptability of the vessel, and the reputation of the vessel’s manager.

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

Most of Teekay Tankers’ conventional tankers operate pursuant to pooling or revenue sharing commercial management arrangements. Under such arrangements, different vessel owners pool their vessels, which are managed by a pool manager, to improve utilization and reduce expenses. In general, revenues generated by the vessels operating in a pool or revenue sharing commercial management arrangement, less related voyage expenses (such as fuel and port charges) and administrative expenses, are pooled and allocated to the vessel owners according to a pre-determined formula. As of December 31, 2015, Teekay Tankers participated in three main pooling or revenue sharing commercial management arrangements. These include an Aframax tanker revenue sharing commercial management arrangement (or the Aframax RSA), an LR2 tanker pool (or the Taurus Pool), and a Suezmax tanker revenue sharing commercial management arrangement (or the Suezmax RSA). As of December 31, 2015, 12 of Teekay Tankers’ Aframax tankers operated in the Aframax RSA, seven of Teekay Tankers’ LR2 tankers operated in the Taurus Pool, and 16 of Teekay Tankers’ Suezmax tankers operated in the Suezmax RSA. Each of these pools or revenue sharing commercial management arrangements is either solely or jointly managed by us.

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

We believe that we have competitive advantages in the Aframax and Suezmax tanker market as a result of the quality, type and dimensions of our vessels and our market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2015, our Aframax tanker fleet (excluding Aframax-size shuttle tankers and newbuildings) had an average age of approximately 9.5 years and our Suezmax tanker fleet (excluding Suezmax-size shuttle tankers and newbuildings) had an average age of approximately 9 years. This compares to an average age for the world oil tanker fleet of approximately 9.6 years, for the world Aframax tanker fleet of approximately 9.8 years and for the world Suezmax tanker fleet of approximately 9.5 years.

As of December 31, 2015, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 36 Aframax vessels), Sovcomflot (approximately 42 vessels), the Navig8 Pool (approximately 26 vessels), and the Sigma Pool (approximately 28 vessels). Other large operators of Suezmax tonnage (including newbuildings on order) as of such date included the Stena Sonangol Pool (approximately 21 vessels), Nordic American Tankers (approximately 26 vessels), the Blue Fin Pool (approximately 15 vessels), Euronav (approximately 22 vessels), Navig8 (approximately 22 vessels), and Sovcomflot (approximately 15 vessels).

We have chartering staff located in Singapore; London, England; and Houston, USA. Each office serves our clients headquartered in that office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. We believe that monitoring such information is critical to making informed bids on competitive brokered business.

Teekay Parent

Teekay Parent continues to own three FPSO units and one conventional tanker and also in-charters a number of vessels. However, our long-term vision is for Teekay Parent to be primarily a general partner whose role is that of portfolio manager and project developer. Our primary financial objective for Teekay Parent is to increase its free cash flow per share. To support this objective, over the longer term we intend to de-lever the balance sheet of Teekay Parent by completing the sales of the remaining FPSOs to Teekay Offshore or third parties and to seek to grow the distributions of Teekay Offshore and Teekay LNG following their recent temporary reductions. Consequently, we expect the Daughter Companies will ultimately hold all of the direct ownership interests in our operating assets and that each of these entities will directly pursue their own merger and acquisition and organic growth opportunities.

Our Consolidated Fleet

As at December 31, 2015, our consolidated fleet (excluding vessels managed for third parties) consisted of 229 vessels, including chartered-in vessels and newbuildings/conversions on order. The following table summarizes our fleet as at December 31, 2015:

	Owned Vessels		Chartered-in Vessels	Newbuildings / Conversions		Total
Teekay Offshore
Shuttle Tankers	29	(1)	3	3		35
HiLoad Dynamic Positioning Unit	1		—	—		1
FSO Units	6		—	1		7
FPSO Units	6	(2)	—	2	(2)	8
Unit for Maintenance and Safety (UMS)	1		—	2		3
Towage Vessels	6		—	4	(3)	10
Conventional Tankers
Aframax Tankers	2		—	—		2

	51		3	12		66

Teekay LNG
Gas
LNG	29	(4)	—	21	(5)	50
LPG/Multigas	20	(6)	2	7	(7)	29
Suezmax Tankers	7		—	—		7
Product Tanker	1		—	—		1

	57		2	28		87

Teekay Tankers
Conventional Tankers
Aframax Tankers	14		10	—		24
Suezmax Tankers	22		—	—		22
VLCC	1	(8)	—	—		1
Product Tankers	9		3	—		12
STS Support Vessels	6		—	—		6

	52		13	—		65

Teekay Parent (9)
FPSO	3		—	—		3
Conventional Tankers
Aframax Tankers	—		2	—		2
VLCC	1		—	—		1
Bunker Barges	—		2	—		2
Infield Support Vessels	—		—	3		3

	4		4	3		11

Total	164		22	43		229

(1)	Includes six shuttle tankers 50% owned and one shuttle tankers 67% owned by Teekay Offshore.
(2)	Owned vessels and Newbuildings / Conversions each include one FPSO unit 50% owned by Teekay Offshore.
(3)	Includes four vessels scheduled to deliver during 2016.
(4)

Includes a 70% interest in five LNG carriers, a 52% interest in six LNG carriers, a 50% interest in two LNG carriers, a 40% interest in four LNG carriers, and a 33% interest in four LNG carriers owned by Teekay LNG.

(5)	Includes a 50% interest in six LNG newbuildings, a 30% interest in two LNG newbuildings, and a 20% interest in two LNG newbuildings.
(6)	Includes 13 LPG carriers 50% owned by Teekay LNG.
(7)	Includes seven LPG newbuildings 50% owned by Teekay LNG.
(8)	Includes one VLCC 50% owned by Teekay Tankers.
(9)	Excludes two LNG carriers chartered from Teekay LNG, two shuttle tankers, three FSO units, one Aframax tanker chartered from Teekay Offshore and one Aframax tanker chartered from Teekay Tankers.

Our vessels are of Antigua & Barbuda, Bahamian, Belgian, Canadian, Cyprus, Danish, Greek, Hong Kong, Indian, Isle of Man, Italian, Liberian, Malta, Marshall Islands, Netherlands, Norwegian, Panama, Singapore, and Spanish registry.

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

As of December 31, 2015, we had 11 LNG carriers, three shuttle tankers, two UMS and four long-distance towing and offshore installation vessels on order, one FSO under conversion and one FPSO undergoing an upgrade. In addition, we had a 50% interest in one FPSO under conversion, a 50% interest in six LNG newbuilding orders, a 50% interest in three infield support vessels on order, a 30% interest in two LNG newbuilding orders, a 20% interest in two LNG newbuilding orders, and a 50% interest in seven LPG newbuilding orders. Please read “Item 5. Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Item 18. Financial Statements: Notes 16(a) and 16(c)—Commitments and Contingencies—Vessels Under Construction and Joint Ventures.”

Please read “Item 18. Financial Statements: Note 8—Long-Term Debt” for information with respect to major encumbrances against our vessels.

Safety, Management of Ship Operations and Administration

Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2008, we introduced the Quality Assurance and Training Officers Program (or QATO) to conduct rigorous internal audits of our processes and provide our seafarers with on-board training. In 2007, we introduced a behavior-based safety program called “Safety in Action” to improve the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2010, we introduced the “Operational Leadership” campaign to reinforce commitment to personal and operational safety.

Key performance indicators facilitate regular monitoring of our operational performance. Targets are set on an annual basis to drive continuous improvement, and indicators are reviewed quarterly to determine if remedial action is necessary to reach the targets.

We, through certain of our subsidiaries, assist our operating subsidiaries in managing their ship operations. All vessels are operated under our comprehensive and integrated Safety Management System that complies with the International Safety Management Code (or ISM Code), the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, Occupational Health and Safety Advisory Services (or OHSAS) 18001 and the Maritime Labour Convention 2006 (MLC 2006) that became effective in 2013. The management system is certified by Det Norske Veritas (or DNV), the Norwegian classification society. It has also been separately approved by the Australian and Spanish Flag administrations. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and certain flag states.

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

Risk of Loss and Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of crude oil, petroleum products, LNG and LPG is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for some of our LNG carriers and for one FPSO, loss of revenues resulting from vessel off-hire time due to a marine casualty. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.

In our operations, we use a thorough risk management program that includes, among other things, risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations.

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

Customers

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil and LNG consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. Three customers, international oil companies, accounted for a total of 27%, or $673.1 million, of our consolidated revenues during 2015 (2014 - three customers for 33% or $664.1 million, 2013 - three customers for 37% or $677.3 million). No other customer accounted for more than 10% of our consolidated revenues during 2015, 2014 or 2013. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

Flag, Classification, Audits and Inspections

Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of International Association of Classification Societies ltd (or IACS): BV, Lloyd’s Register of Shipping, the American Bureau of Shipping or DNV.

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

Processes followed onboard are audited by either the flag state or the classification society acting on behalf of the flag state to ensure that they meet the requirements of the ISM Code. DNV typically carries out this task. We also follow an internal process of internal audits undertaken annually at each office and vessel.

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We carry out a minimum of two such inspections annually, which helps ensure us that:

•	our vessels and operations adhere to our operating standards;

•	the structural integrity of the vessel is being maintained;

•	machinery and equipment is being maintained to give reliable service;

•	we are optimizing performance in terms of speed and fuel consumption; and

•	our vessels’ appearance supports our brand and meets customer expectations.

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

International Maritime Organization (or IMO)

The IMO is the United Nations’ agency for maritime safety and prevention of pollution. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction in accordance with the requirements set out in these regulations, or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double hulled.

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

With regard to offshore support vessels, such as UMS, SOLAS permits certain exemptions and equivalents to be allowed by the relevant vessel’s flag state. The International Code on Intact Stability, 2008 (adopted by IMO Resolution MSC. 267(85) of December 4, 2008), which became mandatory on July 1, 2010, also applies mandatorily to offshore support vessels (with the exception of certain provisions thereof). The IMO has also developed non-mandatory codes and guidelines which apply to various types or aspects of offshore support vessels. These include, amongst others, the Code of Safe Practice for the Carriage of Cargoes and Persons by Offshore Supply Vessels (the OSV Code) (IMO Resolution A.863(20) of November 27, 1997) as subsequently amended, the Guidelines for the Design and Construction of Offshore Supply Vessels, 2006 (the OSV Guidelines)(IMO Resolution MSC.235(82) of December 1, 2006) as subsequently amended, the Guidelines for the Transport and Handling of Limited Amounts of Hazardous and Noxious Liquid Substances in Bulk on Offshore Support Vessels (the LHNS Guidelines)(IMO Resolution A.673(16)) of October 19, 1989, as subsequently amended, the Code of Safety for Special Purpose Ships, 2008 (Resolution MSC.266(84) of May 13, 2008 as subsequently amended, the Code of Safety for Dynamically Supported Craft (IMO Resolution A.373(X)) of November 17, 1977) as subsequently amended, the Guidelines for Vessels with Dynamic Positioning Systems (MSC/Circ.645 of June 6, 1994) and the Guidelines for Dynamic Positioning System (DP) Operator Training (MSC/Circ.738/Rev. 1 of July 7, 2006).

LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG and LPG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and LPG carriers is currently IGC Code certified, and each of the shipbuilding contracts for our LNG newbuildings, and for the LPG newbuildings requires ICG Code compliance prior to delivery. A revised and updated IGC Code, which takes account of advances in science and technology, was adopted by the IMO’s Maritime Safety Committee (or MSC) on May 22, 2014 and entered into force on January 1, 2016 with an implementation/application date of July 1, 2016.

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (MARPOL) (or Annex VI) sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

In addition, the IMO has proposed (by the adoption in 2004 of the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the Ballast Water Convention)) that all tankers of the size we operate that were built starting in 2012 contain ballast water treatment systems, and that all other similarly sized tankers install ballast water treatment systems, to comply with the ballast water performance standard specified in the Ballast Water Convention. This convention has not yet entered into force, but when it becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

The IMO has also developed and adopted an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions and will be mandatory, with the safety provisions becoming part of SOLAS and the environmental provisions becoming part of MARPOL. In November 2014 the IMO’s MSC adopted the Polar Code and the related amendments to SOLAS in relation to safety, while in May 2015 the IMO’s Marine Environment Protection Committee (or MEPC) adopted the environmental provisions of the Polar Code and associated amendments to MARPOL. The Polar Code is to enter into force on January 1, 2017.

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

Two new regulations were introduced by the European Commission in September 2010, as part of the implementation of the Port State Control Directive. These came into force on January 1, 2011 and introduce a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned be a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

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

The EU has adopted a Directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. Since January 1, 2014, the California Air Resources Board has required vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California. China also established emission control areas in the Pearl River Delta, the Yangtze River Delta and the Bohai Bay rim area with restrictions, commencing on January 1, 2016, in the maximum sulfur content of the fuel to be used by vessels within those areas, which limits become progressively stricter over time.

IMO regulations require that as of January 1, 2015, all vessels operating within Emissions Control Areas (or ECAs) worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since January 1, 2015, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel sulfur control areas have been 0.1%. Other established ECAs under Annex VI to MARPOL are the North American ECA and the United States Caribbean Sea ECA. Certain modifications were completed on our Suezmax tankers in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the EU Directive. In addition, LSMGO is more expensive than HFO and this impacts the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements.

The EU has recently adopted Regulation (EU) No 1257/2013 which imposes rules regarding ship recycling and management of hazardous materials on vessels. The Regulation sets out requirements for the recycling of vessels in an environmentally sound manner at approved recycling facilities, so as to minimize the adverse effects of recycling on human health and the environment. The Regulation also contains rules to control and properly manage hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Regulation aims at facilitating the ratification of the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships adopted by the IMO in 2009 (which has not entered into force). It applies to vessels flying the flag of a Member State. In addition, certain of its provisions also apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. The Regulation is to apply not earlier than December 31, 2015 and not later than December 31, 2018, although certain of its provisions are applicable from December 31, 2014 and certain others are to apply from December 31, 2020.

North Sea and Brazil

Our shuttle tankers and FPSO units primarily operate in the North Sea and Brazil.

There is no international regime in force which deals with compensation for oil pollution from offshore craft, such as FPSOs. The issue whether the CLC and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage 1971, as amended by the 1992 Protocol (or the Fund Convention), which deal with liability and compensation for oil pollution and the Convention on Limitation of Liability for Maritime Claims 1976, as amended by the 1996 Protocol to it (or the 1976 Limitation of Liability Convention), which deals with limitation of liability for maritime claims, apply to FPSOs is neither straightforward nor certain. The CLC and the Fund Convention were not drafted with FPSOs and offshore craft in mind and it is doubtful whether FPSOs and any claims for oil pollution caused by them fall within the ambit of the CLC and the Fund Convention. This is due to the definition of “ship” under these conventions and the requirement that oil is “carried” on board the relevant vessel. Nevertheless, the wording of the 1992 Protocol to the CLC leaves room for arguing that FPSOs and oil pollution caused by them can come under the ambit of these conventions for the purposes of liability and compensation. However, the application of these conventions also depends on their implementation by the relevant domestic laws of the countries which are parties to them.

UK’s Merchant Shipping Act 1995, as amended (or the MSA), implements the CLC but uses a wider definition of a “ship” than the one used in the CLC and in its 1992 Protocol but still refers to the criteria used by the CLC. It is therefore doubtful that FPSOs fall within its wording. However, the MSA also includes separate provisions for liability for oil pollution otherwise than under the CLC (section 154 of Chapter III of Part VI of the MSA). These apply to vessels which fall within a much wider definition and include non-seagoing vessels. It is arguable that the wording of these MSA provisions is wide enough to cover oil pollution caused by offshore crafts such as FPSOs. The liability regime under these MSA provisions is similar to that imposed under the CLC but limitation of liability is subject to the 1976 Limitation of Liability Convention regime (as implemented in the MSA),

With regard to the 1976 Limitation of Liability Convention, it is, again, doubtful whether it applies to FPSOs, as it contains certain exceptions in relation to vessels constructed for or adapted to and engaged in drilling and in relation to floating platforms constructed for the purpose of exploring or exploiting natural resources of the seabed or its subsoil. However, these exceptions are not included in the legislation implementing the 1976 Limitation of Liability Convention in the UK, which is also to be found in the MSA. In addition, the MSA sets out a very wide definition of “ship” in relation to which the 1976 Limitation of Liability Convention is to apply and there is room for argument that if FPSOs fall within that definition of “ship”, they are subject in the UK to the limitation provisions of the 1976 Limitation of Liability Convention.

In the absence of an international regime regulating liability and compensation for oil pollution caused by offshore oil and gas facilities, the Offshore Pollution Liability Agreement 1974 (or OPOL) was entered into by a number of oil companies and became effective in 1975. This is a voluntary industry oil pollution compensation scheme which is funded by the parties to it. These are operators or intending operators of offshore facilities used in the exploration for and production of oil and gas located within the jurisdictions of a number of “Designated States” which include the UK, Denmark, Norway, Germany, France, Greenland, Ireland, the Netherlands, the Isle of Man and the Faroe Islands. The scheme provides for strict liability of the relevant operator for pollution damage and remedial costs, subject to a limit, and the operators must provide evidence of financial responsibility in the form of insurance or other security to meet the liability under the scheme.

With regard to FPSOs, Chapter 7 of Annex I of MARPOL (which contains regulations for the prevention of oil pollution) sets out special requirements for fixed and floating platforms, including, amongst others, FPSOs and FSUs. The IMO’s Marine Environment Protection Committee has issued guidelines for the application of MARPOL Annex I requirements (as revised from time to time) to FPSOs and FSUs.

The EU’s Directive 2004/35/CE on environmental liability with regard to the prevention and remedying of environmental damage (or the Environmental Liability Directive) deals with liability for environmental damage on the basis of the “polluter pays” principle. Environmental damage includes damage to protected species and natural habitats and damage to water and land. Under this Directive, operators whose activities caused the environmental damage or the imminent threat of such damage are to be held liable for the damage (subject to certain exceptions). With regard to environmental damage caused by specific activities listed in the Directive, operators are strictly liable, regardless of fault or negligence. This is without prejudice to their right to limit their liability in accordance with national legislation implementing the 1976 Limitation of Liability Convention. The Directive applies both to damage which has already occurred and where there is an imminent threat of damage. It also requires the relevant operator to take preventive action, to report an imminent threat and any environmental damage to the regulators and to perform remedial measures, such as clean-up. The Environmental Liability Directive has been implemented in the UK by the Environmental Damage (Prevention and Remediation) Regulations 2009.

In June 2013 the EU adopted Directive 2013/30/EU on safety of offshore oil and gas operations and amending Directive 2004/35/EC (or the Offshore Safety Directive). This new Directive lays down minimum requirements for member states and the European Maritime Safety Agency for the purposes of reducing the occurrence of major accidents related to offshore oil and gas operations, thus increasing protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas, and limiting disruptions to the EU’s energy production and improving responses to accidents. The Offshore Safety Directive sets out extensive requirements, such as preparation of a major hazard report with risk assessment, emergency response plan and safety and environmental management system applicable to the relevant oil and gas installation before the planned commencement of the operations, independent verification of safety and environmental critical elements identified in the risk assessment for the relevant oil and gas installation, and ensuring that factors such as the applicant’s safety and environmental performance and its financial capabilities or security to meet potential liabilities arising from the oil and gas operations are taken into account when considering granting a license. Under the Offshore Safety Directive, Member States are to ensure that the relevant licensee is financially liable for the prevention and remediation of environmental damage (as defined in the Environmental Liability Directive) caused by offshore oil and gas operations carried out by or on behalf of the licensee or the operator. Member States must lay down rules on penalties applicable to infringements of the legislation adopted pursuant to this Directive. Member States were required to bring into force laws, regulations and administrative provisions necessary to comply with this Directive by 19 July 2015. The UK Offshore Safety Directive has been implemented in the UK by a number of different UK Regulations, including the Environmental Damage (Prevention and Remediation) (England) Regulations 2015, as amended, (which revoked and replaced the Environmental Damage (Prevention and Remediation) Regulations 2009)) and the Offshore Installations (Offshore Safety Directive)(Safety Case etc.) Regulations 2015, both of which entered into force on July 19, 2015.

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

In addition to the regulations imposed by the IMO, Brazil imposes regulatory requirements in connection with operations in its territory, including specific requirements for the operations of vessels flagged in countries other than Brazil. Under Brazil’s environmental laws, owners and operators of vessels are strictly liable for damages to the environment. Other penalties for non-compliance with environmental laws include fines, loss of tax incentives and suspension of activities. Operators such as Petrobras may impose additional requirements, such as compliance with specific health, safety and environmental standards or the use of local labor. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in Brazil.

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

The U.S. Clean Water Act (or the Clean Water Act) also prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above.

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015 the Paris Agreement (or the Paris Agreement) was adopted by 195 countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases above pre-industrial levels to not more than 1.5°Celsius. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.

In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. Works on the development of such a system continued during 2015. The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU recently adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation is to generally apply to all vessels over 5,000 gross tonnage, irrespective of flag, in respect of CO2 emissions released during intra-EU voyages and EU incoming and outgoing voyages. The first reporting period will commence on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

The following chart provides an overview of our organizational structure as at March 1, 2016. Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as at March 1, 2016.

Teekay Corporation (NYSE: TK)
Teekay Holdings Limited (Bermuda)
35.0% Limited Partner Interest and 2% General Partner Interest (1)
31.1% Limited Partner Interest and 2% General Partner Interest (1)
25.9% Interest (2)
Teekay Offshore Partners L.P. (NYSE: TOO)
Teekay LNG Partners L.P. (NYSE: TGP)
Teekay Tankers Ltd. (NYSE: TNK)
Operating Subsidiaries (3)
Operating Subsidiaries
Operating Subsidiaries
Operating Subsidiaries

(1)

The partnership is controlled by its general partner. Teekay Corporation has a 100% beneficial ownership in the general partner. However in certain limited cases, approval of a majority or supermajority of the common unitholders is required to approve certain actions.

(2)	Proportion of voting power held is 53.6%.
(3)	Including our 100% interest in Teekay Petrojarl.

Teekay LNG is a Marshall Islands limited partnership formed by us in 2005 as part of our strategy to expand our operations in the LNG and LPG shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies. As of December 31, 2015, Teekay LNG’s fleet included 50 LNG carriers (including 21 newbuildings), 29 LPG/multigas carriers (including seven newbuildings), seven conventional tankers and one product tanker. Teekay LNG’s ownership interests in these vessels range from 20% to 100%.

Teekay Offshore is a Marshall Islands limited partnership formed by us in 2006 as part of our strategy to expand our operations in the offshore oil marine transportation, processing and storage sectors. As of December 31, 2015, Teekay Offshore’s fleet included 35 shuttle tankers (including three chartered-in vessels and three newbuildings), one HiLoad DP unit, seven FSO units (including one unit under conversion), eight FPSO units (including one unit under conversion and one unit undergoing an upgrade), three UMS (including two newbuildings), ten towage vessels (including four newbuilding), two conventional Aframax tankers. Teekay Offshore’s ownership interests in its owned vessels range from 50% to 100%. Most of Teekay Offshore’s vessels operate under long-term, fixed-rate contracts. Pursuant to an omnibus agreement we entered into in connection with Teekay Offshore’s initial public offering in 2006, we have agreed to offer to Teekay Offshore FPSO units that are servicing contracts in excess of three years in length.

In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to own our conventional tanker business. As of December 31, 2015, Teekay Tankers’ fleet included 14 double-hull Aframax tankers, 22 double-hull Suezmax tankers, nine product tankers, one VLCC, ten in-chartered Aframax and three in-chartered product tankers, all of which trade either in the spot tanker market or under short- or medium-term, fixed-rate time-charter contracts. Teekay Tankers owns 100% of its fleet, other than a 50% interest in the VLCC and the in-chartered vessels. Teekay Tankers’ primary objective is to grow through the acquisition of conventional tanker assets from third parties and from us. Through a wholly-owned subsidiary, we provide Teekay Tankers with commercial, technical, administrative, and strategic services under a long-term management agreement.

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

Taxation of Operating Income. A significant portion of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use or hiring or leasing for use of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes income from time charters, contracts of affreightment, bareboat charters, and voyage charters.

Fifty percent (50%) of Transportation Income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) is considered to be derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) is considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

Based on our current operations, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. In addition, we believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our subsidiaries which have made special U.S. tax elections to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes are potentially engaged in activities which could give rise to U.S. Source International Transportation Income. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Income generally is subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below. Certain of our other subsidiaries also are engaged in activities which could give rise to U.S. Source International Transportation Income and rely on our ability to claim exemption under the Section 883 Exemption.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. As discussed below, we believe the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (i) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Income (or an Equivalent Exemption), (ii) meets one of three ownership tests (or Ownership Tests) described in the Section 883 Regulations, and (iii) meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, our share of any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy one of the Ownership Tests. We believe that we should satisfy one of the Ownership Tests because our stock is primarily and regularly traded on an established securities market in the United States within the meaning of Section 883 of the Code and the Section 883 Regulations. We can give no assurance, however, that changes in the ownership of our stock subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.

The Net Basis and Branch Profits Taxes. If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we would be subject to a 4% U.S. federal income tax on our subsidiaries’ gross U.S. Source International Transportation Income, without benefit of deductions. For 2015, we estimate that, if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Income would be approximately $2.6 million. In addition, we estimate that certain of our subsidiaries that are unable to claim the Section 883 Exemption were subject to approximately $200,000 in the aggregate of U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income for 2015 and we estimate that these subsidiaries will be subject to approximately $200,000 in the aggregate of U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income in subsequent years. The amount of such tax for which we or our subsidiaries may be liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Teekay Corporation is an operational leader and project developer in the marine midstream space. We have general partnership interests in two publicly-listed master limited partnerships, Teekay Offshore and Teekay LNG. In addition, we have a controlling ownership of publicly-listed Teekay Tankers and we have a fleet of directly-owned vessels. Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Structure

To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in the Daughter Companies, and (b) Teekay and its remaining subsidiaries, which is referred to herein as Teekay Parent. As of December 31, 2015, we had economic interests in Teekay Offshore, Teekay LNG and Teekay Tankers of 37.0%, 33.1% and 25.9%, respectively. Since we control the voting interests of the Daughter Companies through our ownership of the sole general partner interests of Teekay Offshore and Teekay LNG and of Class A and Class B common shares of Teekay Tankers, we consolidate the results of these subsidiaries. Please read “Item 4C. Information on the Company – Organizational Structure.”

Teekay Offshore and Teekay LNG primarily hold our assets that generate long-term fixed-rate cash flows. The strategic rationale for establishing these two master limited partnerships was to illuminate the higher value of fixed-rate cash flows to Teekay investors, realize advantages of a lower cost of equity when investing in new offshore or LNG projects, enhance returns to Teekay through fee-based revenue and ownership of the partnerships’ incentive distribution rights and increase our access to capital for growth. Teekay Tankers holds a substantial majority of our conventional tanker assets. Teekay Parent continues to own three FPSO units and one conventional tanker and to in-charter a number of vessels. However, our long-term vision is for Teekay Parent to be a pure play general partner whose role is that of portfolio manager and project developer. Our primary financial objective for Teekay Parent is to increase its free cash flow per share. To support this objective, we intend to de-lever the balance sheet of Teekay Parent by completing the sales of the remaining FPSO units to Teekay Offshore or third parties over the next several years and to seek to grow the distributions of Teekay Offshore and Teekay LNG over the long term. However, lower oil and gas prices and the resulting impact on the capital markets has resulted in the cost of equity increasing to the point where it is currently not an economically attractive source of capital for us, Teekay Offshore and Teekay LNG. Consequently, in the near term we do not expect to sell any of the remaining FPSO units to Teekay Offshore. In addition, in December 2015 we announced a plan to temporarily reduce our quarterly dividend, in response to announcements by the general partners of Teekay Offshore and Teekay LNG of their plan to temporarily reduce their respective quarterly cash distribution amounts. As discussed below and elsewhere in this Annual Report, we expect Teekay Offshore and Teekay LNG to retain most of their internally generated cash flow to partially finance committed capital expenditures and repay debt. We expect the Daughter Companies will ultimately hold all of the interests in our operating assets and that each of these entities will directly pursue its own merger and acquisition and organic growth opportunities.

Teekay entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when Teekay, Teekay LNG, and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

We have four primary lines of business: offshore logistics (shuttle tankers, the HiLoad DP unit, FSO units, UMS and long-distance towing and offshore installation vessels), offshore production (FPSO units), liquefied gas carriers and conventional tankers. We manage these businesses for the benefit of all stakeholders. We allocate capital and assess performance from the separate perspectives of the Daughter Companies and Teekay Parent as well as from the perspective of the lines of business. Historically, our organizational structure and internal reporting has been primarily based on the lines of business (the Line of Business approach), resulting in our segment disclosure presentation on a lines-of-business basis, without reference to the legal entities. With the establishment of the Daughter Companies and subsequent dropdown of vessels from Teekay Parent to the Daughter Companies, our organizational structure and internal reporting has gradually evolved to focus less on lines of business and more on the Daughter Companies and Teekay Parent (the Legal Entity approach). The primary focus of our organizational structure, internal reporting and allocation of resources by the chief operating decision maker is now the Legal Entity approach. As such, a substantial majority of the information provided herein has been presented in accordance with the Legal Entity approach. However, we have continued to incorporate the Line of Business approach as in certain cases there is more than one line of business in each Daughter Company and we believe this information allows a better understanding of our performance and prospects for future net cash flows.

Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. We believe there is currently a dislocation in these markets relative to the stability of our and our Daughter Companies’ businesses. On December 16, 2015, we announced temporary reductions to our quarterly dividends to $0.055 from $0.55 per share, commencing with the dividend relating to the fourth quarter of 2015. The dividend reduction was in response to announcements by Teekay Offshore and Teekay LNG that they were (a) temporarily reducing their quarterly cash distributions to $0.11 from $0.56 per common unit and to $0.14 from $0.70 per common unit, respectively, and (b) retaining a significant portion of the internally generated cash flows as reserves to fund the equity capital requirements of their future growth projects and reduce debt levels. The intention of Teekay Offshore and Teekay LNG for the foreseeable future is to reduce the need to raise equity capital at prohibitively dilutive and costly rates given current depressed market conditions generally in the energy and master limited partnership capital markets. These distribution reductions by Teekay Offshore and Teekay LNG will substantially reduce Teekay Parent’s cash flows from them, including by currently eliminating any distributions on the incentive distribution rights in such Daughter Companies. Despite significant weakness in the global energy and capital markets, our and our Daughter Companies’ operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high-quality counterparties.

The primary liquidity needs for us and the Daughter Companies in the next few years are to make payments for existing, committed capital expenditures and to make scheduled repayments of debt, in addition to paying debt service costs, quarterly dividends or distributions on equity, operating expenses and dry docking expenditures and funding general working capital requirements. We anticipate that our and our Daughter Companies’ primary sources of funds in the next few years will be cash flows from operations, bank debt and proceeds from the sale of certain assets. However, Teekay Offshore currently estimates cash flow gaps of approximately $250 million in 2016 and a further $90 million in 2017. These cash flow gaps represent the difference between (a) cash inflows from cash flow from vessel operations, dividends from equity accounted joint ventures and borrowings under committed and anticipated debt financings and refinancings and (b) cash outflows for expected capital expenditures, equity investments in joint ventures, secured and unsecured debt repayments, interest expense and anticipated distributions on its common and preferred units. In addition, Teekay Offshore is required to pay $172.3 million upon delivery of the second UMS newbuilding, which currently is scheduled for late-2016; however, Teekay Offshore may decide to cancel or further defer the delivery of this unit. The cash flow gaps do not take into account utilizing any portion of Teekay Offshore’s liquidity balance of $282.7 million at December 31, 2015, which includes unrestricted cash and undrawn revolvers at December 2015. Teekay Parent may also evaluate a number of other alternatives to increase its liquidity, including refinancing its equity margin revolving credit facility, divesting of assets, issuing hybrid or other equity securities, and accessing the unsecured bond market. (Please read “Liquidity and Capital Resources” further below.)

IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from voyage charters, pool arrangements, time charters accounted for under operating and direct financing leases, contracts of affreightment and FPSO contracts. Revenues are affected by hire rates and the number of days a vessel operates, the daily production volume on FPSO units, and the oil price for certain FPSO units. Revenues are also affected by the mix of business between time charters, voyage charters, contracts of affreightment and vessels operating in pool arrangements. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and FPSO contracts and by us under voyage charters and contracts of affreightment.

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

Dry docking. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year dry-docking period. We capitalize a substantial portion of the costs incurred during dry docking and for the survey, and amortize those costs on a straight-line basis from the completion of a dry docking or intermediate survey over the estimated useful life of the dry dock. We expense as incurred costs for routine repairs and maintenance performed during dry dockings that do not improve or extend the useful lives of the assets and annual class survey costs for our FPSO units. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of:

•	charges related to the depreciation and amortization of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of dry-docking expenditures over the useful life of the dry dock; and

•

charges related to the amortization of intangible assets, including the fair value of time charters, contracts of affreightment and customer relationships where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period in which the asset is expected to contribute to our future cash flows.

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

•

The size of and types of vessels in our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries, vessel dispositions and changes to the number of vessels we charter in, as well as our entry into new markets, such as our recent entries into the UMS and towage markets. Please read “—Results of Operations” below for further details about vessel dispositions, deliveries and vessels chartered in. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

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

•

Our net income is affected by fluctuations in the fair value of our derivative instruments. Most of our existing cross currency and interest rate swap agreements and foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe the non-designated derivative instruments are economic hedges, the changes in their fair value are included in our statements of loss as unrealized gains or losses on non-designated derivatives. The changes in fair value do not affect our cash flows or liquidity.

•

The amount and timing of dry dockings of our vessels can affect our revenues between periods. Our vessels are off hire at various times due to scheduled and unscheduled maintenance. During 2015 and 2014, on a consolidated basis we incurred 1,591 and 857 off-hire days relating to dry docking, respectively. The financial impact from these periods of off-hire, if material, is explained in further detail below in “—Results of Operations”. Fourteen of our vessels are scheduled for dry docking during 2016.

•

The division of our results of operations between the Daughter Companies and Teekay Parent is impacted by the sale of vessels from Teekay Parent to the Daughter Companies. During 2015 and 2013, Teekay Parent sold certain of its vessels to Teekay Offshore. Teekay Offshore and the other Daughter Companies account for the acquisition of the vessels from Teekay as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. In addition, such transfers are accounted for as if the transfer occurred from the date that the acquiring subsidiary and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, the historical financial information of Teekay Offshore included herein reflects the financial results of the vessels acquired from Teekay Parent from the date the vessels were both under the common control of Teekay and had begun operations but prior to the date they were owned by Teekay Offshore.

•

Three of Teekay LNG’s Suezmax tankers and one of its LPG carriers earned revenues based partly on spot market rates. The time-charter contract for one of Teekay LNG’s Suezmax tankers, the Teide Spirit, and one of its LPG carriers, the Norgas Napa, contain a component providing for additional revenue to us beyond the fixed-hire rate when spot market rates exceed certain threshold amounts. The time-charter contracts for the Bermuda Spirit and Hamilton Spirit were amended in the fourth quarter of 2012 for a period of 24 months, which ended on September 30, 2014, and during this period these charters contained a component providing for additional revenues to Teekay LNG beyond the fixed-hire rate when spot market rates exceeded certain threshold amounts. Accordingly, even though declining spot market rates did not result in our receiving less than the fixed-hire rate, Teekay LNG’s results of operations and cash flow from operations were influenced by the variable component of the charters in periods where the spot market rates exceeded the threshold amounts.

•

Decline of global crude oil prices. Global crude oil prices have significantly declined since mid-2014. The significant decline in oil prices has also contributed to depressed natural gas prices. A continuation of lower oil prices or a further decline in oil prices may adversely affect investment in the exploration for or development of new or existing offshore projects and limit our growth opportunities, as well as reduce our revenues under volume- or production-based contracts or upon entering into replacement or new charter contracts. Likewise, lower oil prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil. These factors may adversely affect investment in the exploration for or developments of new or existing LNG projects and limit our growth opportunities in the LNG sector, as well as reduce our revenues upon entering into replacement or new LNG charter contracts. However, the significant decline in oil prices and increased oil production has resulted in a growing demand for worldwide transportation of crude oil resulting in a strong increase in spot tanker rates.

•

The duration of many of our shuttle tanker, FSO and FPSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels. Many of our shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production terminates for any reason, we no longer will generate revenue under the related contract. Other shuttle tanker, FSO and FPSO contracts under which our vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our cash flow and our ability to make cash distributions. FPSO units, in particular, are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS

The results of operations that follow has first been divided into (a) our controlling interests in our subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent. Within each of these four groups, we have further subdivided the results into their respective lines of business. The following table presents revenue and income from vessel operations for each of these three subsidiaries and Teekay Parent and how they reconcile to our consolidated financial statements.

	Revenues			Income from Vessel Operations
(in thousands of U.S. dollars)	2015	2014	2013	2015	2014	2013
Teekay Offshore(1)	1,229,413	1,019,539	950,977	283,399	256,218	98,891
Teekay LNG	397,991	402,928	399,276	181,372	183,823	176,356
Teekay Tankers(2)	504,347	235,593	170,087	184,083	58,271	3,411
Teekay Parent	419,166	450,112	440,008	(30,228)	(73,723)	(213,212)
Elimination of intercompany(3)(4)	(100,535)	(114,252)	(130,263)	6,506	2,570	(2,700)

Teekay Corporation Consolidated	2,450,382	1,993,920	1,830,085	625,132	427,159	62,746

(1)

Operating results of conventional tankers sold by Teekay Offshore during 2013 are presented herein, as they are considered part of income from continuing operations from the perspective of Teekay consolidated as we continue to operate and re-invest in this line of business, although re-investment in conventional tankers is not expected to occur within Teekay Offshore. Teekay Offshore has accounted for these vessels as discontinued operations.

(2)

In December 2015, Teekay Offshore sold two Aframax Tankers to Teekay Tankers and the results of the two vessels are included in Teekay Offshore up to the date of sale and in Teekay Tankers from the date of acquisition.

(3)

During 2015, Teekay Parent chartered in three FSO units, two shuttle tankers and four Aframax tankers from Teekay Offshore, two LNG carriers from Teekay LNG and Teekay Parent chartered one Aframax tanker to Teekay Tankers. During 2014, Teekay Parent chartered in three FSO units, two shuttle tankers and four Aframax tankers from Teekay Offshore, two LNG carriers from Teekay LNG and two Aframax tankers from Teekay Tankers. During 2013, Teekay Parent chartered in two FSO units, two shuttle tankers and five Aframax tankers from Teekay Offshore, two LNG carriers from Teekay LNG and two Aframax tankers from Teekay Tankers. Internal charter hire between Teekay Parent and its subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers are eliminated upon consolidation.

(4)

During 2014, Teekay Parent sold to Teekay Tankers a 50% interest in Teekay Tankers Operations Ltd (or TTOL), which owns the conventional tanker commercial management and technical management operations, including direct ownership in three commercially managed tanker pools, of the Teekay group. Teekay Tankers and Teekay Parent each account for their 50% interest in TTOL as an equity-accounted investment and, as such, TTOL’s results are reflected in equity income of Teekay Tankers and Teekay Parent. Upon consolidation of Teekay Tankers into Teekay, the results of TTOL are accounted for on a consolidated basis by Teekay. The impact on income from vessel operations of consolidating TTOL in 2015 was $6.5 million (2014 - $2.6 million). During 2013, Teekay LNG paid Teekay Parent business development fees of $2.7 million relating to its acquisition of certain equity-accounted interests. Such amounts were capitalized in Teekay LNG and eliminated upon consolidation.

Year Ended December 31, 2015 versus Year Ended December 31, 2014

Teekay Offshore

Recent Developments in Teekay Offshore

Teekay Offshore completed the sale of two conventional tankers and entered into an agreement to sell its remaining two conventional tankers. The first two conventional tankers, the SPT Explorer and Navigator Spirit, were sold to Teekay Tankers in mid-December 2015 and the two remaining conventional tankers, the Kilimanjaro Spirit and Fuji Spirit, were sold to a third party in March 2016.

In November 2015, Teekay Offshore received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (Repsol), formerly Talisman Energy, based on a termination right that is specific to the Petrojarl Varg FPSO contract. Following discussions with Repsol, Teekay Offshore expects the Petrojarl Varg FPSO to be redelivered to Teekay Offshore in August 2016. Teekay Offshore is currently pursuing various redeployment opportunities for the Petrojarl Varg FPSO, a unit which meets the strict Norwegian petroleum industry (NORSOK) standards.

In July 2015, Teekay Offshore acquired from us our 100% interest in Teekay Knarr AS and Knarr L.L.C. (the Knarr Companies), which own the Petrojarl Knarr floating production, storage and offloading (or FPSO) unit, which operates on the Knarr Field in the North Sea under a six-year contract plus up to 14 one-year extension options with BG Norge Limited (or BG), for an aggregate purchase price of $529.4 million, consisting of a fully built-up cost of $1.26 billion and a working capital adjustment of $14.5 million, less assumed debt of $745.1 million. The purchase price was primarily financed with a $492.0 million convertible promissory note issued to us, of which $300.0 million was converted into common units of Teekay Offshore on July 31, 2015 and $92.0 million was repaid during the third quarter of 2015. The balance of the convertible promissory note is due in full on July 1, 2016 and is interest bearing at an annual rate of 6.5% on the outstanding principal balance. Of the remaining $37.4 million for the purchase price, $35.0 million was paid in cash by Teekay Offshore to us upon the acquisition of the Knarr Companies. Concurrently with the conversion of the promissory note, we contributed $6.1 million to Teekay Offshore to maintain our 2% general partner interest. The Teekay Offshore results for the year ended December 31, 2015 have been retrospectively adjusted to include the results of the Petrojarl Knarr FPSO as from March 2015 when the unit commenced operations, and the results for Teekay Parent have been retrospectively adjusted to exclude the results of the Petrojarl Knarr from March 2015.

In June 2015, Teekay Offshore commenced 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services on the East Coast of Canada. These contracts were initially serviced by three third-party owned shuttle tankers already operating on the east coast of Canada, which were in-chartered by Teekay Offshore. Teekay Offshore subsequently replaced one of these vessels with one of Teekay Offshore’s existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. In connection with these contracts, Teekay Offshore has entered into shipbuilding contracts to construct three Suezmax-size, DP2 shuttle tanker newbuildings with a South Korean shipyard for a fully built-up cost of approximately $368 million. The three ordered vessels are scheduled to be delivered in the fourth quarter of 2017 through the first half of 2018.

In late-October 2014, Teekay Offshore, through its wholly-owned subsidiary ALP Maritime Services B.V. (or ALP), agreed to acquire six modern on-the-water long-distance towing and offshore installation vessels for approximately $222 million. The vessels were built between 2006 and 2010 and are all equipped with dynamic positioning (or DP) capabilities. Teekay Offshore took delivery of all six vessels during 2015.

In August 2014, Teekay Offshore acquired Logitel Offshore Holding AS (or Logitel), a Norway-based company focused on the high-end floating accommodation market and providing UMS. At the time of acquisition, Logitel was constructing three UMS newbuildings, based on the Sevan Marine ASA (or Sevan) cylindrical hull design, at the COSCO (Nantong) Shipyard (or COSCO) in China for a fully built-up cost of approximately $596 million, including $30.0 million from Teekay Offshore’s assumption of Logitel’s obligations under a bond agreement from Sevan. Teekay Offshore currently holds options to order up to an additional two units. Prior to acquisition, Logitel secured a three-year fixed-rate charter contract with Petrobras in Brazil for the first UMS, the Arendal Spirit, which commenced its three-year time-charter contract during the second quarter of 2015. Teekay Offshore is currently negotiating a three-year contract extension with Petrobras in exchange for a reduction in the current charter rate. Teekay Offshore financed the Arendal Spirit through long-term debt financing and its existing liquidity. The two newbuildings are currently scheduled to deliver in late-2016 and, subject to Teekay Offshore’s exercise of a deferred delivery option, mid-2019, respectively. Teekay Offshore may decide to cancel or further defer the delivery of the second UMS as well as to defer the delivery of, or cancel the third UMS. If Teekay Offshore decides to cancel the two UMS newbuildings, it expects to recognize an impairment charge of approximately $40.0 million.

On April 21, 2016, during the process to lift off the gangway connecting the Arendal Spirit to the P48 FPSO, the gangway of the Arendal Spirit suffered damage. We are currently assessing options to have the gangway repaired or replaced. The financial impact is uncertain at this early stage; however, it is possible this event may result in the Arendal Spirit being off-hire for an extended period of time and may result in the charterer’s contract termination option becoming exercisable sometime in mid-2016, should the Arendal Spirit remain off-hire until that time.

Operating Results – Teekay Offshore

The following table compares Teekay Offshore’s operating results and number of calendar-ship-days for its vessels for 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods.

	Offshore Logistics		Offshore Production		Conventional Tankers		Teekay Offshore Total
(in thousands of U.S. dollars, except calendar-ship-days)	2015	2014	2015	2014	2015	2014	2015	2014
Revenues	667,629	631,455	531,554	354,518	30,230	33,566	1,229,413	1,019,539
Voyage expenses	(95,680)	(107,167)	—	—	(2,326)	(5,373)	(98,006)	(112,540)

Net revenues	571,949	524,288	531,554	354,518	27,904	28,193	1,131,407	906,999

Vessel operating expenses	(182,346)	(188,087)	(189,900)	(158,216)	(6,234)	(5,906)	(378,480)	(352,209)
Time-charter hire expense	(51,750)	(31,090)	—	—	—	—	(51,750)	(31,090)
Depreciation and amortization	(130,102)	(118,968)	(137,914)	(72,905)	(6,583)	(6,680)	(274,599)	(198,553)
General and administrative expenses(1)	(32,963)	(37,974)	(38,588)	(27,406)	(1,062)	(2,136)	(72,613)	(67,516)
Asset impairments and gain on sale of vessels	(66,101)	(1,638)	—	—	(3,897)	—	(69,998)	(1,638)
Restructuring (charges) recovery	(568)	225	—	—	—	—	(568)	225

Income from vessel operations	108,119	146,756	165,152	95,991	10,128	13,471	283,399	256,218

Equity income	—	—	7,672	10,341	—	—	7,672	10,341

Calendar-Ship-Days(2)
Shuttle Tankers	12,319	12,672	—	—	—	—	12,319	12,672
FSO Units	2,395	2,190	—	—	—	—	2,395	2,190
FPSO Units	—	—	2,122	1,476	—	—	2,122	1,476
Conventional Tankers	—	—	—	—	1,432	1,460	1,432	1,460
UMS	318	—	—	—	—	—	318	—
Towage	1,606	—	—	—	—	—	1,606	—

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore logistics, offshore production and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Teekay Offshore – Offshore Logistics

Offshore Logistics consists of Teekay Offshore’s shuttle tankers, FSO units, its HiLoad DP unit, towage vessels and one UMS. As at December 31, 2015, the shuttle tanker fleet consisted of 31 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, and one shuttle tanker and one HiLoad DP unit in lay-up. Of these 36 shuttle tankers, six were owned through 50% owned subsidiaries, one through a 67%-owned subsidiary and three were chartered-in. The remaining vessels are owned 100% by Teekay Offshore. In January 2016, Teekay Offshore sold a 1992-built shuttle tanker, the Navion Torinita, which was in lay-up and classified as held for sale on our consolidated balance sheet as of December 31, 2015. All of Teekay Offshore’s operating shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies, primarily in the North Sea, Brazil and the East Coast of Canada. These shuttle tankers occasionally service the conventional spot tanker market. Teekay Offshore sold the Navion Norvegia to its 50/50 joint venture with OOG in the fourth quarter of 2014 and the vessel is currently undergoing conversion into an FPSO unit for operation in the Libra oil field in Brazil. During the first quarter of 2015, Teekay Offshore sold the Navion Svenita. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our vessel operating expenses.

As of December 31, 2015, Teekay Offshore’s FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters in which Teekay Offshore’s ownership interest ranged from 89% to 100%, and one shuttle tanker, the Randgrid, currently undergoing conversion into an FSO unit, in which Teekay Offshore’s ownership interest increased from 67% to 100% during the third quarter of 2015. Teekay Offshore commenced the FSO conversion of the Randgrid shuttle tanker during the second quarter of 2015. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Teekay Offshore’s revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner or Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

As at December 31, 2015, Teekay Offshore’s towage vessel fleet consisted of six long-distance towing and offshore installation vessels and four ultra-long distance towing and offshore installation vessel newbuildings, which are scheduled to deliver during 2016. Teekay Offshore owns a 100% interest in each of the vessels in its towage fleet. Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs.

As at December 31, 2015, Teekay Offshore’s UMS fleet consisted of one operational unit, the Arendal Spirit, and two newbuildings. During the second quarter of 2015, Teekay Offshore exercised its options to defer the delivery of the second UMS newbuilding by up to one year, and the delivery and all related construction work of the third UMS by 120 days, and may decide to defer the delivery of the third UMS by an additional two years. These two newbuildings are currently scheduled to deliver in late-2016 and, subject to Teekay Offshore’s exercise of a deferred delivery option, mid-2019, respectively, unless Teekay Offshore may decide to cancel or further defer the delivery of the second UMS, as well as to defer the delivery of, or cancel the third UMS. Teekay Offshore owns a 100% interest in all three units. The UMS fleet is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. Teekay Offshore’s UMS fleet is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes DP3 keeping systems that are capable of operating in deep water and harsh weather.

The average size of Teekay Offshore’s owned shuttle tanker fleet decreased in 2015 compared to 2014, primarily due to the sales of the Navion Norvegia and the Navion Svenita in October 2014 and March 2015, respectively, and the commencement of the FSO conversion of the Randgrid in June 2015, partially offset by the delivery of the HiLoad DP unit in April 2014.

The average size of Teekay Offshore’s chartered-in shuttle tanker fleet increased in 2015 compared to 2014 primarily due to the in-chartering of three shuttle tankers, the Karen Knutsen, the Heather Knutsen, and the Mattea for the East Coast of Canada contract, which commenced in June 2015, partially offset by redeliveries to their owners of the Grena Knutsen in June 2015 and the Karen Knutsen in January 2014, decreased spot in-chartering of shuttle tankers, and the replacement of the Mattea by one of Teekay Offshore’s owned shuttle tankers in September 2015.

The average number of Teekay Offshore’s FSO units increased in 2015 compared to 2014, due to the commencement of the FSO conversion of the Randgrid on June 9, 2015. No earnings are expected from the Randgrid until its conversion is completed in early-2017, when the unit is scheduled to commence operations under a three-year time-charter contract with Statoil ASA (or Statoil), which includes 12 additional one-year extension options.

The Arendal Spirit UMS delivered to Teekay Offshore in February, 2015 and began its three-year charter contract in June, 2015. Teekay Offshore is currently negotiating a three-year contract extension with the charterer in exchange for a reduction in the current charter rate.

The average number of Teekay Offshore’s towing and offshore installation vessels increased in 2015 compared to 2014, due to the delivery of six towing and offshore installation vessels during 2015.

Income from vessel operations for Teekay Offshore’s Offshore Logistics business decreased to $108.1 million in 2015 compared to $146.8 million in 2014, primarily as a result of:

•

a decrease of $61.9 million due to vessel write-downs of $66.7 million on seven 1990s-built shuttle tankers, whose carrying values were written down to their estimated fair values using appraised values for the year ended December 31, 2015. During the first quarter of 2015, two of the vessels were written down as a result of the expected sale of a vessel and a change in the operating plan of a vessel. In the fourth quarter of 2015, five shuttle tankers, which have an average age of 17.5 years, were written down as a result of changes in Teekay Offshore’s expectations regarding their future opportunities, primarily due to their advanced age. While we expect four of the five vessels that were written down due to their advanced age to continue to actively trade as shuttle tankers over the near-term and the fifth vessel to actively trade in the conventional tanker market, Teekay Offshore anticipates the vessels will have fewer opportunities for alternative usage and encounter increased age discrimination over time. The decrease due to vessel write-downs was partially offset by a vessel write-down of $4.8 million in 2014 on the carrying value of one of Teekay Offshore’s 1990s-built shuttle tanker which was written down to its estimated fair value using an appraised value, as a result of the vessel charter contract expiring in early-2015 and the expected sale of the vessel;

•	a decrease of $31.3 million relating to the expiration of a long-term contract at the Heidrun field serviced by Teekay Offshore’s contracts of affreightment fleet;

•	a decrease of $18.4 million due to the redeliveries of two vessels to Teekay Offshore in February 2014 and April 2015 as they completed their time-charter-out agreements;

•	a decrease of $6.9 million due to the sale of a 1997-built shuttle tanker, the Navion Svenita in March 2015, partially offset by the gain on the sale of the vessel to a third party; and

•	a decrease of $3.0 million due to an increase in depreciation expense resulting from the dry docking of eight shuttle tankers from mid-2014 to late-2015;

partially offset by

•	an increase of $14.3 million from lower vessel operating expense in Teekay Offshore’s shuttle fleet due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Euro and Brazilian Real;

•	an increase of $8.7 million from lower vessel operating expenses and depreciation expense, due to the commencement of an FSO conversion of the Randgrid in June 2015;

•

an increase of $8.6 million due to lower time-charter hire expense due to the redelivery by Teekay Offshore to its owners of the in-chartered Karen Knutsen in January 2014 and the Grena Knutsen in June 2015, decreased spot in-chartering of shuttle tankers, lower time-charter hire rates on the Aberdeen and an increase in off-hire during the third quarter of 2015, partially offset by the dry docking and off-hire of the Sallie Knutsen during the first and second quarters of 2014, and the dry docking of the Aberdeen during the second quarter of 2014;

•

an increase of $8.0 million in revenues from Teekay Offshore’s contract of affreightment fleet due to higher average rates, an increase in rates as provided in certain contracts in Teekay Offshore’s time-chartered-out fleet, and an increase in revenues from the commencement of new contracts in mid-2015;

•	an increase of $6.5 million due to an increase in revenues from the commencement of the East Coast of Canada contract which commenced in June 2015, partially offset by additional in-chartering costs;

•

an increase of $6.2 million due to the commencement of the charter contract of the Arendal Spirit UMS in June 2015 partially offset by write-downs relating to the expiration during 2015 of two options to purchase two additional units;

•	an increase of $4.4 million due to the delivery of six towing and offshore installation vessels during 2015;

•

an increase of $3.9 million primarily due to the dry docking of the Dampier Spirit during the second quarter of 2014 and the Navion Saga during the third quarter of 2014, partially offset by lower crew costs in 2014 due to a pension adjustment recorded in the first quarter of 2014 and increased depreciation of dry-dock and upgrade costs.

•	an increase of $3.7 million due to higher average rates earned during 2015 when trading excess shuttle tanker capacity in the conventional tanker spot market, offset by fewer conventional spot days;

•	an increase of $2.9 million due to fewer repair off-hire days in Teekay Offshore’s time-chartered-out fleet for 2015 compared to 2014;

•

an increase of $2.2 million relating to the HiLoad DP unit mainly due to mobilization expenses in 2014 partially offset by the commencement of depreciation expense of the HiLoad DP unit from January 2015;

•	an increase of $2.1 million due to the commencement of operations of the Suksan Salamander FSO in the third quarter of 2014;

•	an increase of $2.1 million from lower depreciation expense due to the Navion Europa being fully amortized during the second quarter of 2015; and

•

an increase of $2.1 million due to a decrease in repairs and maintenance expenses for 2015 compared to 2014 and a decrease in crew costs for 2015 compared to 2014 due to a change in crew composition, partially offset by an increase in crew training expenses for 2015 compared to 2014.

Teekay Offshore – Offshore Production

Offshore Production consists of Teekay Offshore’s FPSO units. As of December 31, 2015, Teekay Offshore’s FPSO fleet consisted of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit, the Petrojarl I, and the Petrojarl Knarr FPSO units, all of which Teekay Offshore owns 100%, and the Itajai FPSO unit and the Libra FPSO unit (currently under conversion), of which Teekay Offshore owns 50%. In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture with OOG and the vessel is undergoing conversion into an FPSO unit for the Libra field located in the Santos Basin offshore Brazil and is scheduled to commence operations in early-2017. Teekay Offshore acquired the Petrojarl I FPSO unit from us in December 2014. The unit is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands. Teekay Offshore acquired the Petrojarl Knarr FPSO unit from us in July 2015. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in Teekay Offshore’s revenues and vessel operating expenses.

Teekay Offshore uses the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg, Voyageur Spirit and Petrojarl Knarr operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to vessels and the offshore oil platforms, which generally reduces oil production.

The average number of Teekay Offshore’s FPSO units increased in 2015 compared to 2014, due to the acquisitions of the Petrojarl Knarr on July 1, 2015 and the Petrojarl I on December 15, 2014. No earnings are expected from the Petrojarl I until its upgrades are completed, which is scheduled for mid-2016. The unit is scheduled to commence operations in second half of 2016 under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP).

Income from vessel operations for Teekay Offshore’s Offshore Production business increased to $165.2 million in 2015 compared to $96.0 million in 2014, primarily as a result of:

•	an increase of $67.0 million, excluding general and administrative expenses, due to the acquisition of the Petrojarl Knarr FPSO unit;

•

an increase of $17.2 million, excluding general and administrative expenses, for the Voyageur Spirit FPSO unit during 2015, primarily due to the charterer’s final acceptance of the charter contract in February 2014, a production bonus earned in 2015, a production penalty in 2014 and external consulting fees incurred during the first quarter of 2014 to achieve final acceptance for the unit;

•

an increase of $3.7 million, excluding general and administrative expenses, for the Rio das Ostras FPSO unit, primarily due to a decrease in operating expenses for the unit due to the strengthening of the U.S. Dollar against the Brazilian Real and Norwegian Kroner and lower repairs and maintenance expenses;

•	an increase of $2.2 million due to lower ship management costs in 2015 related to operating the FPSO units; and

•

an increase of $2.1 million, excluding general and administrative expenses, due to an increase in crew hours reimbursed by the charterer of the Petrojarl Varg for 2015, and due to the timing of costs related to repair and maintenance, partially offset by decreases in incentive-related compensation during 2015;

partially offset by

•

a decrease of $6.4 million, excluding general and administrative expenses, relating to the Piranema Spirit FPSO unit mainly due to unscheduled off-hire for repairs during the third and fourth quarter of 2015 and higher repairs and maintenance costs, partially offset by a reversal of an agency fee accrual during 2015 which Teekay Offshore no longer considers payable and the commencement of operations of a produced water treatment plan on the Piranema Spirit in the second quarter of 2014;

•	a decrease of $6.2 million from increased depreciation expense for the Petrojarl I FPSO unit, which Teekay Offshore acquired from us in December 2014; and

•

a decrease of $11.2 million due to increases in general and administrative expenses primarily related to the acquisition of the Petrojarl Knarr, partially offset by additional focus required for obtaining final charter contract acceptance for the Voyageur Spirit in the first quarter of 2014.

Equity income decreased to $7.7 million for 2015 compared to $10.3 million for 2014 primarily due to an increase in unrealized losses on derivative instruments relating to Teekay Offshore’s investment in the Libra FPSO unit, partially offset by a decrease in unrealized losses on derivative instruments relating to an investment in the Itajai FPSO unit and a decrease in vessel operating expenses in the Itajai FPSO joint venture mainly due to the strengthening of the U.S. Dollar against the Brazilian Real compared to last year, and a credit received during 2015 relating to unused maintenance days in the Itajai FPSO joint venture.

Teekay Offshore – Conventional Tankers

As at December 31, 2015, Teekay Offshore owned 100% interests in two Aframax conventional crude oil tankers, the Kilimanjaro Spirit, which operates under a fixed-rate time charter with Teekay Parent, and the Fuji Spirit, which operates in the spot conventional tanker market. Both of these vessels were classified as held for sale as at December 31, 2015. As part of the sales of Fuji Spirit and Kilimanjaro Spirit in March 2016, Teekay Offshore is in-chartering these vessels for three years each, both with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract and the other vessel is trading in the spot conventional tanker market.

In December 2015, Teekay Offshore terminated the time-charter contract of the Fuji Spirit with a subsidiary of Teekay Parent and received an early termination fee of $4.7 million from Teekay Parent.

In December 2015, Teekay Offshore terminated the long-term bareboat contracts for the SPT Explorer and the Navigator Spirit conventional tankers with Teekay Parent and paid early termination fees of $6.5 million to Teekay Parent. Immediately following the contract terminations, Teekay Offshore sold its 100% interest in SPT Explorer L.L.C. and Navigator Spirit L.L.C., which own the SPT Explorer and the Navigator Spirit conventional tankers, respectively, to Teekay Tankers.

Income from vessel operations decreased to $10.1 million in 2015 compared to $13.5 million in 2014, primarily as a result of the write-downs of the Kilimanjaro Spirit and Fuji Spirit to their estimated fair values using appraised values, the net termination fees paid to Teekay Parent in relation to the early terminations of the bareboat and time-charter contracts and the sales of the SPT Explorer and Navigator Spirit, partially offset by a higher amount of reimbursed bunkers in 2015 compared to 2014 and the dry docking of the Kilimanjaro Spirit during the third quarter of 2014.

Teekay LNG

Recent Developments in Teekay LNG

In February 2016, Teekay LNG’s Exmar LPG joint venture took delivery of the sixth of its 12 LPG carrier newbuildings, which will commence a five-year charter with Statoil.

During February and March 2016, Centrofin, the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option to purchase both the Bermuda Spirit and Hamilton Spirit as permitted under the charter agreement. As a result of Centrofin’s acquisition of the Bermuda Spirit and Hamilton Spirit, Teekay LNG expects to record a loss from the sale of these vessels and the expected termination of the charter agreements in 2016 of approximately $14 million per vessel.

In February 2016, Teekay LNG’s first MEGI LNG carrier newbuilding delivered and commenced its five-year fee-based charter contract with Cheniere Energy, and the second vessel commenced its sea trials in March 2016. The second vessel is scheduled to commence its five-year, fee-based charter contract with Cheniere Energy the third quarter of 2016. In early-February 2016, Teekay LNG secured a 10-year, $358 million long-term lease facility to finance these two LNG carriers.

In December 2015, a consortium composed of Samsung C&T (or Samsung), Gulf Investment Corporation (or GIC) and Teekay LNG agreed with the Government of the Kingdom of Bahrain (or Kingdom) for the development of an LNG receiving and regasification terminal in Bahrain. The project, to be developed on a BOOT (build, own, operate, transfer) basis, will be located in Hidd Industrial area of Bahrain and will help the Kingdom meet its increasing demand for gas supplies to satisfy its industrial and urban development. The LNG receiving and regasification terminal will be owned and operated through the Bahrain LNG Joint Venture. Please read “Item 18 – Financial Statements: Note 3a – Investments – Teekay LNG – Bahrain Joint Venture.”

The project will include a Floating Storage Unit (or FSU), an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility. The project is expected to have a capacity of 800 million standard cubic feet per day and will be owned and operated under a twenty-year agreement which is expected to commence in 2018. The terminal project, excluding the FSU but including project management and development, financing and other costs, is expected to cost approximately $872 million, which is expected to be funded by the Bahrain LNG Joint Venture through a combination of equity capital and project-level debt through a consortium of regional and international banks. Teekay LNG will supply the FSU vessel by using one of its existing LNG carrier newbuildings, which will be modified specifically for this project, and Teekay LNG will charter this FSU to the Bahrain LNG Joint Venture for a period of 20 years commencing in 2018.

In June 2015, Teekay LNG ordered two LNG carrier newbuildings from Hyundai Samho Heavy Industries Co., Ltd. (or HHI), of which one of the LNG carrier newbuildings will be chartered out to BP Shipping Limited (or BP) at fixed rates for a period of 13 years. As discussed above, the Bahrain project will include a FSU, which will be modified from one of Teekay LNG’s existing MEGI LNG carrier newbuildings. In total, Teekay LNG has 11 wholly-owned LNG carrier newbuildings on order as of December 31, 2015. In February 2016, Teekay LNG took delivery of the first of 11 MEGI LNG carrier newbuildings on order, which will commence its five-year charter contract with a subsidiary of Cheniere Energy, Inc. The remaining 10 wholly-owned LNG carrier newbuildings on order are scheduled for delivery between mid-2016 and early-2019. Teekay LNG has entered into time-charter contracts for all but two of the remaining 10 ordered newbuildings. In addition to Teekay LNG’s wholly-owned LNG carrier newbuildings, Teekay LNG has a 20% interest in two LNG carrier newbuildings and a 30% interest in another two LNG carrier newbuildings (or the BG Joint Venture) scheduled for delivery between 2017 and 2019, and six LNG carrier newbuildings relating to Teekay LNG’s 50% owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) scheduled for delivery between 2018 and 2020.

In January 2015, the Magellan Spirit, one of the six MALT LNG Carriers in Teekay LNG’s joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) in which Teekay LNG has a 52% ownership interest, had a grounding incident. The vessel was subsequently refloated and returned to service. Teekay LNG expects the cost of such refloating and related costs associated with the grounding to be covered by insurance, less an applicable deductible. The charterer has claimed that the vessel was off hire for more than 30 consecutive days during the first quarter of 2015, which in the view of the charterer, permitted the charterer to terminate the charter contract, which it did in late-March 2015. The Teekay LNG-Marubeni Joint Venture has disputed both the charterer’s aggregate off-hire claims as well as the charterer’s ability to terminate the charter contract, which originally would have expired in September 2016. The Teekay LNG-Marubeni Joint Venture has obtained legal assistance in seeking to resolve this dispute. The impact in future periods from this incident will depend upon Teekay LNG’s ability to re-charter the vessel and the resolution of this dispute. The charter contract of another MALT LNG Carrier, the Methane Spirit, expired in March 2015 as scheduled. The Teekay LNG-Marubeni Joint Venture secured short-term employment for the Magellan Spirit and Methane Spirit during the second and third quarters of 2015. In October 2015, both the Magellan Spirit and the Methane Spirit commenced charter contracts for a period of six months plus two extension options ranging from two to three months at significantly lower charter rates than their previous contracts. The Teekay LNG-Marubeni Joint Venture continues to seek medium-term to long-term employment for both vessels.

The Teekay LNG-Marubeni Joint Venture is a party to a loan facility for four of its LNG carriers, including the Magellan Spirit that had the grounding incident in January 2015. Teekay LNG has guaranteed its 52% share of the Teekay LNG-Marubeni Joint Venture’s obligations under this facility. The loan facility contains mandatory prepayment provisions upon early termination of a charter and requires the borrower to maintain a specific debt service coverage ratio. In June 2015, the lenders waived the mandatory prepayment provision in relation to the Magellan Spirit and the debt service coverage ratio covenant for the loan facility. Both waivers are for the remaining term of the facility. In return, the Teekay LNG-Marubeni Joint Venture funded an earnings account, which is collateral for the loan facility, with $7.5 million and prepaid $30.0 million of the loan facility, both in September 2015. These amounts were funded by Teekay LNG and Marubeni Corporation based on their respective ownership percentages.

Two of the MALT LNG Carriers, the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close down its operations of its LNG plant in Yemen in 2015. As a result, in December 2015, the Teekay LNG-Marubeni Joint Venture agreed to a temporary deferral of a portion of the charter payments for the two LNG carriers for the period from January 1, 2016 to December 31, 2016. Upon future resumption of the LNG plant in Yemen, it is presumed that YLNG will repay the deferred amounts in full plus interest thereon over a period of time to be agreed upon. Teekay LNG’s proportionate share of the estimated impact in 2016 would be a reduction to equity income of approximately $18 million.

Operating Results – Teekay LNG

The following table compares Teekay LNG’s operating results and number of calendar-ship-days for its vessels for 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods.

	Liquefied Gas Carriers		Conventional Tankers		Teekay LNG Total
(in thousands of U.S. dollars, except calendar-ship-days)	2015	2014	2015	2014	2015	2014
Revenues	305,056	307,426	92,935	95,502	397,991	402,928
Voyage expenses	203	(1,768)	(1,349)	(1,553)	(1,146)	(3,321)

Net revenues	305,259	305,658	91,586	93,949	396,845	399,607
Vessel operating expenses	(63,344)	(59,087)	(30,757)	(36,721)	(94,101)	(95,808)
Depreciation and amortization	(71,323)	(71,711)	(20,930)	(22,416)	(92,253)	(94,127)
General and administrative expenses (1)	(19,392)	(17,992)	(5,726)	(5,868)	(25,118)	(23,860)
Restructuring recovery (charges)	—	—	(4,001)	(1,989)	(4,001)	(1,989)

Income from vessel operations	151,200	156,868	30,172	26,955	181,372	183,823

Equity income	84,171	115,478	—	—	84,171	115,478

Calendar-Ship-Days (2)
Liquefied Gas Carriers	6,935	6,619	—	—	6,935	6,619
Conventional Tankers	—	—	2,920	3,202	2,920	3,202

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to consolidated vessels.

Teekay LNG – Liquefied Gas Carriers

As at December 31, 2015, Teekay LNG’s liquefied gas fleet, including newbuildings, included 50 LNG carriers and 29 LPG/Multigas carriers, in which its interests ranged from 20% to 100%. The number of calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 6,935 days in 2015 from 6,619 days in 2014, as a result of the acquisition and delivery of the Norgas Napa on November 13, 2014. During 2015, the Polar Spirit was off hire for 47 days for a scheduled dry docking, compared to the Galicia Spirit, Madrid Spirit and Polar Spirit being off hire for 28, 24 and 6 days, respectively, for scheduled dry dockings and an in-water survey in 2014.

Income from vessel operations decreased to $151.2 million in 2015 compared to $156.9 million in 2014, primarily as a result of:

•

a decrease of $9.3 million due to the effect on Teekay LNG’s Euro-denominated revenues from the depreciation of the Euro against the U.S. Dollar compared to 2014, partially offset by lower crew wages due to favorable foreign exchange impacts during 2015 on crew wages denominated in foreign currencies relating to certain of its LNG carriers;

•	a decrease of $1.6 million from an increase in ship management fees for Teekay LNG carriers compared to 2014; and

•

a decrease of $1.4 million from higher general and administrative expenses primarily due to a greater amount of business development, commercial activities, and legal and tax services provided to Teekay LNG by Teekay to support its growth, and higher advisory fees incurred to support its business development and commercial activities;

partially offset by

•	a net increase of $4.5 million due to less scheduled and unscheduled off-hire days in 2015 compared to the prior year; and

•	an increase of $2.0 million as a result of the acquisition and delivery of the Norgas Napa in November 2014.

Equity income related to Teekay LNG’s liquefied gas carriers decreased to $84.2 million in 2015 compared to $115.5 million in 2014, as set forth in the table below:

	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Other	Total Equity Income
Year ended December 31, 2015	16,144	9,332	32,733	4,620	21,527	(185)	84,171

Year ended December 31, 2014	3,472	10,651	44,114	36,805	20,806	(370)	115,478

Change	12,672	(1,319)	(11,381)	(32,185)	721	185	(31,307)

The $12.7 million increase for 2015 in Teekay LNG’s 33% investment in the four Angola LNG Carriers was primarily due to unrealized gains on derivative instruments in 2015 as a result of long-term LIBOR benchmark interest rates increasing for interest rate swaps compared to unrealized losses on derivative instruments last year, and an increase in voyage revenues upon amending the charter contract in the second quarter of 2015 to allow for dry docking and operating costs to pass-through to the charterer, retroactive to the beginning of the charter contract.

The $1.3 million decrease for 2015 in equity income from the two Exmar LNG Carriers, in which Teekay LNG has ownership interests ranging from 49% to 50%, was primarily due to higher interest expense as a result of the completion of the joint venture’s debt refinancing in 2015.

The $11.4 million decrease for 2015 in equity income from Teekay LNG’s 50% ownership interest in Exmar LPG BVBA were primarily due to the gains on the sales of the Flanders Tenacity, Eeklo and Flanders Harmony, which were sold during the second and third quarters of 2014, a loss on sale of the Temse (formerly Kemira Gas) in 2015, redelivery of the in-charted vessel Odin back to its owner in November 2015, and hedge ineffectiveness of interest rate swaps in 2015. These decreases were partially offset by higher contracted charter rates from five LPG carrier newbuildings which delivered from September 2014 to September 2015, net of four disposed of LPG carriers during 2014, and a loss on the sale of the Temse in the first quarter of 2014.

The $32.2 million decrease for 2015 in Teekay LNG’s 52% investment in the MALT LNG Carriers were primarily due to fewer revenue days compared to 2014 as a result of the disputed termination of the charter contract and unscheduled off-hire days relating to a grounding incident for the Magellan Spirit in the first quarter of 2015, the scheduled expiration of the charter contract for the Methane Spirit in March 2015 and the unscheduled off-hire days relating to the Woodside Donaldson to repair a damaged propulsion motor in January 2015.

Teekay LNG – Conventional Tankers

As at December 31, 2015, Teekay LNG’s conventional tanker fleet included seven Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, six of which it owns and two of which it leases under capital leases. All of Teekay LNG’s conventional tankers operate under fixed-rate charters. The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased to 2,920 days in 2015 from 3,202 days in 2014, as a result of the sales of the Algeciras Spirit and Huelva Spirit in February 2014 and August 2014, respectively. During 2015, the Toledo Spirit was off hire for 22 days for a scheduled dry docking, compared to the Bermuda Spirit, Hamilton Spirit and Teide Spirit being off hire for 27, 24 and 31 days, respectively, for scheduled dry dockings in 2014.

Income from vessel operations increased to $30.2 million during 2015 compared to $27.0 million in 2014, primarily as a result of:

•

an increase of $6.6 million due to higher revenues earned by the Teide Spirit and Toledo Spirit in 2015 relating to the agreement between Teekay LNG and CEPSA which resulted in additional revenue when spot tanker rates exceeded certain thresholds, and the Teide Spirit being off hire for 31 days for a scheduled dry docking in 2014, partially offset by the Toledo Spirit being off hire for 22 days for a scheduled dry docking in 2015;

partially offset by

•

a decrease of $2.3 million due to higher revenues recognized last year by the Bermuda Spirit and Hamilton Spirit relating to an agreement between Teekay LNG and the charterer that ended in October 2014, which resulted in Teekay LNG recognizing additional revenues in 2014 when Suezmax tanker spot rates exceeded a certain amount, partially offset by the Bermuda Spirit being off hire for 27 days in the first quarter of 2014 and the Hamilton Spirit being off hire for 24 days in the second quarter of 2014 for scheduled dry dockings; and

•

a decrease of $1.1 million due to CEPSA’s sales of Teekay LNG’s vessels under capital lease, the Algeciras Spirit and Huelva Spirit, in February 2014 and August 2014, respectively, including the seafarer severance payments in August 2014.

Teekay Tankers

Recent Developments in Teekay Tankers

In December 2015, Teekay Tankers acquired from Teekay Offshore, two conventional oil tankers and related time-charter contracts and debt facilities for an aggregate purchase price of approximately $80.0 million and working capital of approximately $8.6 million, including the assumption of outstanding debt of approximately $49.6 million (or the 2015 Acquired Business). The operating results of the 2015 Acquired Business are reflected in the results of Teekay Tankers from the date of acquisition.

In November 2015, Teekay Tankers completed the sale of one Medium Range (or MR) tanker, the Mahanadi Spirit, for aggregate proceeds of approximately $11.2 million, which resulted in a gain on sale of $0.8 million.

During the fourth quarter of 2015, Teekay Tankers built on its recent ship-to-ship transfer acquisition of SPT Inc. and expanded its U.S. Gulf presence through the acquisition and chartering-in of three purpose-built Lightering Aframax tankers. On December 18, 2015, Teekay Tankers acquired two Lightering Aframax tankers, the SPT Explorer and Navigator Spirit, from Teekay Offshore for an aggregate purchase price of $80 million and chartered-in the third Lightering Aframax tanker for a firm contract period of five years, which is scheduled to deliver between February and March 2016.

In August 2015, Teekay Tankers agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers Corporation (or Principal Maritime) for an aggregate purchase price of approximately $661.3 million, consisting of $612.0 million in cash and approximately 7.2 million shares of Teekay Tankers’ Class A common stock. As of December 31, 2015, all of the vessels had been delivered, nine of the vessels were trading in the spot tanker market, two of the vessels were trading under short-term fixed rate contracts and one vessel was off hire. To finance the acquisition, in August 2015, Teekay Tankers secured a $397.2 million loan facility which matured on January 29, 2016, issued approximately 13.6 million shares of Class A common stock for net proceeds of approximately $90.6 million, of which approximately 4.5 million shares were issued to us, and Teekay Tankers financed the remainder of the purchase price with existing liquidity. The loan facility was refinanced in January 2016.

In July 2015, Teekay Tankers acquired the ship-to-ship transfer business (or SPT) from a company jointly owned by us and a Norway-based marine transportation company, I.M. Skaugen SE, for an aggregate purchase price of approximately $47.3 million (including approximately $1.8 million for working capital). SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy, terminal management and project development services. SPT owns a fleet of six STS support vessels and has one in-chartered Aframax tanker. In connection with the SPT acquisition, on July 31, 2015, Teekay Tankers issued approximately 6.5 million shares of Class B common stock to Teekay Holdings Ltd., a wholly-owned subsidiary of ours, for net proceeds of approximately $45.5 million. These shares of Class B common stock were priced at $6.99 per share.

In December 2014, Teekay Tankers signed an agreement to acquire one 2008-built Aframax tanker for the purchase price of $37.0 million and placed $3.7 million in an escrow account in connection with this purchase. The vessel delivered in the first quarter of 2015. In December 2014, Teekay Tankers also signed agreements to acquire four modern LR2 vessels for a total purchase price of approximately $193.3 million, which all were delivered during the first quarter of 2015. These acquisitions were financed in part by a public offering in December 2014 of Teekay Tankers’ Class A common stock.

In January 2014, Teekay and Teekay Tankers formed TIL, which seeks to opportunistically acquire, operate and sell modern secondhand tankers to benefit from an expected recovery from the then cyclical low of the tanker market. TIL completed a $250 million equity private placement in which we and Teekay Tankers co-invested $25 million each for a combined 20% initial ownership in the new company. In addition, each of Teekay and Teekay Tankers received (a) a preferred share entitling it to appoint one TIL director and (b) a stock purchase warrant to acquire up to an additional 750,000 shares of TIL’s common stock, linked to TIL’s future share price performance. In March 2014, TIL completed a $175 million initial public offering and listed its shares on the Oslo Stock Exchange. In October 2014, Teekay Tankers acquired an additional 0.9 million common shares in TIL, representing 2.43% of the then outstanding share capital of TIL. Following completion of the purchase, Teekay Tankers held approximately 3.4 million common shares in TIL, representing 8.94% of the then outstanding share capital of TIL. In October 2014, TIL initiated a share repurchase program for up to $30 million and in September 2015, TIL increased the size of the share repurchase program to $60 million. As of December 31, 2015, TIL has repurchased $55.8 million of its common shares at an average price of NOK 93.97 per share. Taking the interests of Teekay and Teekay Tankers together, we owned 17.62% of TIL’s outstanding share capital as at December 31, 2015. In January 2014, TIL entered into a long-term management agreement with an affiliate of Teekay, pursuant to which the manager provides to TIL commercial, technical, administrative and corporate services and personnel, including TIL’s executive officers, in exchange for management services fees and reimbursement of expenses.

In August 2014, Teekay Tankers acquired from Teekay a 50% interest in TTOL, which owns the conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, for an aggregate price of approximately $23.5 million, including net working capital. As partial consideration for this acquisition, Teekay Tankers issued to Teekay 4.2 million Class B common shares, which had an approximate value of $17 million, or $4.03 per share, on the acquisition closing date. In addition, Teekay Tankers reimbursed Teekay for approximately $6.5 million of working capital it assumed from Teekay in connection with the purchase.

In March 2014, Teekay Tankers exercised its rights under security documentation to realize the amounts owed under its investment in term loans and assumed full ownership of two VLCC vessels, which previously secured its investment in term loans. At the time of Teekay Tankers’ assumption of ownership, these vessels had a fair value of approximately $144 million, which exceeded the carrying value of the loans. As a result, in the first quarter of 2014 Teekay Tankers recognized $9.1 million of interest income owing under the loans. In May 2014, Teekay Tankers sold the two wholly-owned subsidiaries, each of which owned one of the VLCCs, to TIL for aggregate proceeds of approximately $154 million, plus related working capital on closing.

Operating Results – Teekay Tankers

The following table compares Teekay Tankers’ operating results and number of calendar-ship-days for its vessels for 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods.

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2015	2014
Revenues	504,347	235,593
Voyage expenses	(19,566)	(9,984)

Net revenues	484,781	225,609
Vessel operating expenses	(130,775)	(93,022)
Time-charter hire expense	(77,799)	(22,160)
Depreciation and amortization	(71,429)	(50,152)
General and administrative expenses	(16,694)	(11,959)
Net gain on sale of vessels and equipment	771	9,955
Restructuring charge	(4,772)	—

Income from vessel operations	184,083	58,271

Equity income	14,411	5,228

Calendar-Ship-Days (1)
Conventional Tankers	16,636	11,418

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Tanker Market and TCE Rates

The tanker market in 2015 yielded the strongest returns since 2008. The main catalyst for the record high freight market was continued high levels of global oil production, including an extra 1.2 million barrels per day (mb/d) of crude oil supply from OPEC. Global oil demand was also strong in 2015 with growth of 1.6 mb/d, the highest level of growth since the post-financial crisis rebound in 2010. Oil prices also fell to the lowest average price in the last 11 years of $52 per barrel for 2015, which was positive for the tanker market as it led to higher refinery throughput to take advantage of strong refining margins, commercial and strategic stockpiling and lower bunker fuel costs, resulting in lower operating costs for ship owners. Finally, tanker fleet growth remained low with just 2.4 percent growth in the crude tanker fleet.

We anticipate that many of the positive fundamentals which existed in 2015 will persist during 2016. Global oil demand is forecast to grow by 1.2 mb/d in 2016 (average of IEA, EIA, and OPEC forecasts). While this is a decrease from 2015 oil demand growth of 1.6 mb/d, it is above the average growth rate of 1.0 mb/d seen over the last decade. Global oil production is anticipated to remain high with no change to OPEC policy expected in 2016. In addition, the return of Iranian production is projected to add up to 0.5 mb/d of additional supply in 2016, further adding to global crude oil exports and keeping oil prices relatively low. Finally, while tanker fleet growth is set to accelerate in 2016, fleet growth is expected to be relatively modest for the mid-size sectors with anticipated tanker fleet growth of 4.6% and 4.0% in the Suezmax and Aframax fleets, respectively, which compares favorably to the average overall tanker fleet growth in the last decade of approximately 4.7%.

The following table contains the average TCE rates earned by Teekay Tankers’ vessels for 2015 and 2014. As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses.

	Year Ended December 31, 2015			Year Ended December 31, 2014
	Net Revenues (1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3) (in thousands)	Revenue Days	Average TCE per Revenue Day

Voyage-charter contracts - Suezmax	$157,713	4,021	$39,217	$67,221	2,926	$22,976
Voyage-charter contracts - Aframax	$140,095	4,786	$29,270	$37,777	1,692	$22,321
Voyage-charter contracts - LR2	$81,858	2,845	$28,777	$30,294	1,698	$17,842
Voyage-charter contracts - MR	$20,373	960	$21,205	$9,828	697	$14,108
Voyage-charter contracts - VLCC	$0	—	$0	$1,323	96	$13,805
Time-charter contracts - Suezmax	$14,274	483	$29,577	$13,727	676	$20,292
Time-charter contracts - Aframax	$44,167	2,300	$19,203	$51,761	2,928	$17,676
Time-charter contracts - LR2	$4,480	175	$25,623	$0	—	$0
Time-charter contracts - MR	$1,970	50	$39,036	$13,170	365	$36,081

Total	$464,930	15,620	$29,763	$225,101	11,078	$20,319

(1)	Excludes a total of $12.2 million in pool management fees and commissions payable for commercial management of Teekay Tankers’ vessels and $3.7 million in off-hire bunker and other expenses.
(2)

Excludes $26.6 million of full lightering and lightering support services for 2015, $4.8 million of in-process revenue for 2015, $4.4 million of crew redundancy costs recovery from one of Teekay Tankers’ customers for 2015 and interest income from investment in term loans of $9.1 million for 2014.

(3)	Excludes a total of $6.9 million in pool management fees and commissions payable for commercial management of our vessels and $1.8 million in off-hire bunker and other expenses.

Teekay Tankers – Conventional Tankers

As at December 31, 2015, Teekay Tankers owned 45 double-hulled conventional oil tankers, seven ship-to-ship lightering support vessels, time-chartered in ten Aframax tankers and three LR2 product tankers from third parties and owned a 50% interest in one VLCC.

Income from vessel operations increased to $184.1 million in 2015 compared to $58.3 million in 2014, primarily as a result of:

•	an increase of $83.0 million of revenue resulting from higher average realized TCE rates earned by Teekay Tankers’ Suezmax, Aframax, LR2 and MR tankers in 2015 compared to 2014;

•

a net increase of $68.1 million resulting from the addition of 11 Suezmax tankers, three Aframax tanker and four LR2 product tankers acquired in 2015, the addition of two in-chartered Aframax tankers and one LR2 product tanker in 2015 and the addition of seven in-chartered Aframax tankers and four in-chartered LR2 product tankers in 2014 and from the recognition of in-process revenue contracts in 2015, partially offset by the addition of two VLCCs in March 2014 that were subsequently sold to TIL in May 2014 and the sale of a MR product tanker in 2015;

•	a net increase of $13.4 million for 2015 resulting from certain vessels changing employment between fixed-rate charters and voyage charters; and

•

an increase of $2.4 million from lower crewing costs during 2015 resulting from a change in the nationality of crew on a MR product tanker, favorable current year foreign currency exchange rates impacting crew wage expenditures, the timing and extent of planned vessel maintenance and repairs, and repairs on a Suezmax tanker which were incurred during 2014; and

partially offset by

•	a decrease of $10.0 million resulting from the gain on sale of vessels recorded in 2014 related to the sale of two wholly-owned subsidiaries, each of which owned one VLCC, to TIL;

•	a decrease of $9.1 million resulting from the interest income recognized on Teekay Tankers’ investments in term loans in 2014;

•	a net decrease of $6.6 million resulting from higher management fees, commissions, off-hire bunker expense and other expenses in 2015 compared to 2014;

•	a decrease of $6.5 million resulting from higher time-charter rates due to profit sharing components and options Teekay Tankers exercised to extend the in-chartered contracts in 2015;

•	a net decrease of $4.9 million resulting from more off-hire days in 2015 compared to 2014, primarily as a result of higher dry-docking activity;

•

a decrease of $2.8 million as a resulting from higher corporate expenses incurred during 2015 primarily as a result of legal expenses related to vessel acquisitions and to the STX arbitration (Please read “Note 16c – Commitments and Contingencies – Legal Proceedings and Claims – STX Offshore & Shipbuilding Co.”); and

•	a decrease of $2.1 million resulting from higher amortization of dry-docking expenditures in 2015 compared to 2014.

Equity income increased to $14.4 million in 2015 from $5.2 million for 2014 primarily due to:

•

an increase of $5.4 million due to higher equity earnings from TIL resulting from overall higher realized average spot rates earned in 2015 compared to 2014, the acquisition of six Suezmax vessels delivered during 2015 and one Aframax vessel delivered during 2014, partially offset by a decrease relating to a dilution gain recorded in 2014 resulting from Teekay Tankers’ reduced ownership interest in TIL from TIL’s share issuance completed as part of its initial public offering (or IPO) in 2014;

•	an increase of $3.3 million due to a full year of earnings from Teekay Tankers’ 50% interest in TTOL, which it acquired in 2014; and

•	an increase of $0.5 million due to higher equity earnings from the High-Q joint venture resulting from higher unrealized gain on derivatives recognized in 2015 compared to 2014.

Teekay Parent

Recent Developments in Teekay Parent

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, Teekay declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire while the necessary repairs and upgrades were completed and the weather permitted re-installation of the unit on the Banff field. We do not have off-hire insurance covering the Banff FPSO. The repairs and upgrades were completed in 2014, and the Banff FPSO unit resumed production on the Banff field in July 2014. In May 2015, we entered into a commercial settlement agreement with the charterer whereby the charterer agreed to contribute approximately $55 million towards the upgrade costs. No claims remain outstanding on this matter and we have collected $55 million from the charterer based on our claims.

In December 2014, the board of directors of Teekay Offshore’s general partner approved the acquisition of the Petrojarl Knarr FPSO from us, subject to the unit completing certain operational tests and commencing its charter contract at full rate. The Petrojarl Knarr FPSO achieved first oil and commenced its charter contract with BG in March 2015 on a partial charter rate. In June 2015, the Petrojarl Knarr completed its operational testing and commenced its full charter rate and on July 1, 2015 we completed the sale of the Petrojarl Knarr to Teekay Offshore. The equity purchase price of the Petrojarl Knarr was $529.4 million, consisting of a fully built-up cost of $1.26 billion and a working capital adjustment of $14.5 million, less assumed debt of $745.1 million. The purchase price was primarily financed with a $492.0 million convertible promissory note issued to us, of which $300.0 million was converted into common units of Teekay Offshore on July 31, 2015 and $92.0 million was repaid during the third quarter of 2015. The balance of the convertible promissory note is due in full on July 1, 2016 and is interest bearing at an annual rate of 6.5% on the outstanding principal balance. Of the remaining $37.4 million for the purchase price, $35.0 million was paid in cash by Teekay Offshore to us upon the acquisition of the Knarr Companies. Concurrently with the conversion of promissory note, we contributed $6.1 million to Teekay Offshore to maintain our 2% general partner interest.

During the fourth quarter of 2015, Teekay Parent secured a 12-month, charter-out contract for the Shoshone Spirit VLCC at $49,000 per day, which expires in December 2016.

Operating Results – Teekay Parent

The following table compares Teekay Parent’s operating results and number of calendar-ship-days for its vessels for 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods.

	Offshore Production		Conventional Tankers		Other and Corporate G&A		Teekay Parent Total
(in thousands of U.S. dollars, except calendar-ship-days)	2015	2014	2015	2014	2015	2014	2015	2014
Revenues	277,842	259,945	65,777	94,376	75,547	95,791	419,166	450,112
Voyage expenses	(36)	(15)	(763)	(8,855)	(808)	263	(1,607)	(8, 607)

Net revenues	277,806	259,930	65,014	85,521	74,739	96,054	417,559	441,505

Vessel operating expenses	(200,338)	(212,159)	(16,051)	(29,633)	(24,294)	(26,488)	(240,683)	(268,280)

Time-charter hire expense	(29,978)	(29,623)	(38,991)	(54,720)	(44,448)	(42,426)	(113,417)	(126,769)
Depreciation and amortization	(69,508)	(78,630)	(2,852)	(2,216)	451	774	(71,909)	(80,072)
General and administrative expenses(1)	(17,261)	(21,778)	(2,136)	(3,992)	1,221	(9,321)	(18,176)	(35,091)
Loan loss provision reversal	—	2,521	—	—	—	—	—	2,521
Net (loss) gain on sale of vessels and equipment	(948)	935	—	(502)	—	—	(948)	433
Restructuring charges	—	—	—	(6,865)	(2,654)	(1,105)	(2,654)	(7,970)

(Loss) income from vessel operations	(40,227)	(78,804)	4,984	(12,407)	5,015	17,488	(30,228)	(73,723)

Equity (loss) income	(12,196)	(1,357)	16,712	3,052	(1,101)	(2,546)	3,415	(851)

Calendar-Ship-Days(2)
FPSO Units	1,095	1,444	—	—	—	—	1,095	1,444
Conventional Tankers	—	—	2,516	3,667	—	—	2,516	3,667
Gas carriers	—	—	—	—	730	730	730	730
FSO Units	365	365	—	—	730	503	1,095	868
Shuttle Tankers	730	730	—	—	—	—	730	730
Bunker Barges	—	—	—	—	200	—	200	—

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from three FPSO units and one conventional tanker, all remaining calendar-ship-days presented relate to in-chartered days.

Teekay Parent – Offshore Production

Offshore Production consists primarily of our FPSO units. As at December 31, 2015, we had a direct interest in three 100% owned FPSO units.

The charter contract for the Petrojarl I FPSO unit ended in April 2013 and was off hire until we sold the unit to Teekay Offshore in December 2014. The Hummingbird Spirit FPSO unit’s current charter contract expires on March 31, 2017 unless terminated by the charterer upon 90 days’ notice. The Hummingbird Spirit FPSO charter contract includes an incentive compensation component based on the oil price. In addition, the Foinaven FPSO unit’s charter contract includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. The declines in the price of oil has negatively impacted our incentive compensation under these contracts and may negatively impact our revenues in future periods if the oil price remains at or falls below current levels. The Banff FPSO unit completed its repairs and upgrades following storm damage in December 2011 and resumed production on the Banff field in July 2014.

In mid-March 2015, the Petrojarl Knarr FPSO unit achieved first oil and commenced its charter contract with BG Norge, and during June 2015 the unit completed operational testing and commenced at the contract’s full charter rate. On July 1, 2015 we completed the sale of the Petrojarl Knarr FPSO unit to Teekay Offshore. The Teekay Parent results for the year ended December 31, 2015 have been retrospectively adjusted to exclude the results of the Petrojarl Knarr FPSO from March 2015 when the unit commenced operations, and the results for Teekay Offshore have been retrospectively adjusted to include the results of the Petrojarl Knarr from March 2015.

The number of Teekay Parent’s FPSO calendar-ship days for the year ended December 31, 2015 decreased compared to the same period last year due to the sale of the Petrojarl I FPSO unit to Teekay Offshore in December 2014.

Loss from vessel operations improved to $40.2 million during 2015 compared to $78.8 million in 2014, primarily as a result of:

•

an increase of $31.4 million related to the Petrojarl Banff FPSO unit, excluding general and administrative expenses, due to the unit’s recommencement of operations under its time-charter contract in July 2014, partially offset by in-process contract revenue being fully amortized in 2014;

•

an increase of $21.3 million, excluding general and administrative expenses, related to lower vessel operating costs and depreciation as a result of the sale of Petrojarl I FPSO to Teekay Offshore in December 2014 subsequent to its contract expiration and lay-up in April 2013; and

•	an increase of $10.0 million, excluding general and administrative expenses, from the Knarr FPSO unit incurring pre-operating costs in 2014 prior to its mobilization to the North Sea;

partially offset by

•

a decrease of $1.5 million primarily related to Petrojarl Foinaven, excluding general and administrative expenses, due to a settlement amount received in the first quarter of 2014 and lower oil price-linked revenue in 2015, partially offset by higher production in 2015 compared to the prior year due to compressor and sub-sea issues incurred in 2014;

•

a decrease of $20.2 million related to Hummingbird Spirit FPSO unit, excluding general and administrative expenses, primarily due to lower incentive revenue earned in 2015 as a result of lower oil prices, loss on disposal of mooring chains in 2015 and loan loss recovery in 2014 related to a front-end engineering and design (or FEED) study; and

•

a decrease of $3.5 million as a result of higher general and administrative expenses primarily due to legal costs associated with the Petrojarl Banff FPSO unit and increase in external consulting fees related to the FPSO fleet.

Teekay Parent – Conventional Tankers

As at December 31, 2015, Teekay Parent had a direct interest in one conventional tanker, two chartered-in conventional tankers from third parties, one chartered-in conventional tanker from Teekay Offshore and one chartered-in conventional tanker from Teekay Tankers. The average fleet size (including vessels chartered-in), as measured by calendar-ship-days, decreased in 2015 compared with 2014 due to the termination of the time-charter-in contract of one Aframax tanker, the redeliveries to their owners of two chartered-in Suezmax tankers, one chartered-in Aframax tanker and one chartered-in MR product tanker during 2014, and the sale of four Suezmax tankers during 2014, partially offset by a new time-charter arrangement for two Aframax tankers during 2014 and the addition of one VLCC during 2014. The collective impact from the noted fleet changes are referred to below as the Net Fleet Reductions.

Income from vessel operations increased to $5.0 million during 2015 compared to a loss from vessel operations of $12.4 million in 2014, primarily as a result of:

•	a net increase of $9.7 million due to higher average spot tanker TCE rates earned in 2015;

•

a net increase of $5.3 million due to lower vessel operating expenses from the sale of the four Suezmax tankers during 2014 and lower time-charter hire expense from redeliveries of various tankers to their owners during 2014, partially offset by the loss of revenue due to the sale and redeliveries of tankers; and

•	a net increase of $1.8 million due to net cancellation fees paid by Teekay Offshore to Teekay Parent related to the termination of time-charter contracts in 2015.

Teekay Parent – Other and Corporate G&A

As at December 31, 2015, Teekay Parent had two chartered-in LNG carriers owned by Teekay LNG, two chartered-in FSO units owned by Teekay Offshore and two chartered-in bunker barges. The charterer of the Polar Spirit LNG carrier, which Teekay Parent has chartered-in from Teekay LNG under a time-charter contract, has not paid hire for the vessel in December 2015 or January 2016. Teekay Parent has commenced arbitration proceedings and is assessing other options. The Arctic Spirit and Polar Spirit are currently unchartered and are expected to be laid-up commencing in the second quarter of 2016.

Income from vessel operations decreased to $5.0 million during 2015 compared to $17.5 million in 2014, primarily as a result of:

•

a decrease of $15.7 million due to the Arctic Spirit and Polar Spirit LNG carriers earning lower charter rates commencing in 2015 from new contracts with existing charterers and a provision for doubtful accounts in relation to the Polar Spirit LNG carrier;

•	a decrease of $6.1 million due to the interest income recognized in 2014 related to Teekay Parent’s investment in a term loan which was entered into during 2011; and

•	a decrease of $1.5 million due to restructuring charges in 2015 for the reorganization of Teekay’s marine operations and corporate services;

partially offset by

•

an increase of $10.5 million due to lower general and administrative expenses in 2015, primarily as a result of business development fees received from Teekay Offshore in respect of the Petrojarl Knarr FPSO unit, the Arendal Spirit UMS and the six on-the-water, long-distance towing and offshore installation vessels.

Equity income (loss) increased to $3.4 million in 2015 compared to ($0.9) million in 2014, primarily due to higher equity earnings from Petrotrans Holdings resulting from a gain on the sale of SPT from the joint venture to Teekay Tankers and higher equity earnings from TIL resulting from overall higher realized average spot rates in 2015 and its acquisition of six Suezmax vessels delivered during 2015, partially offset by a deferred tax asset write down and unrealized foreign exchange losses relating to Teekay Parent’s 43% investment in Sevan for the year ended December 31, 2015.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for 2015 and 2014:

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2015	2014	% Change
Interest expense	(242,469)	(208,529)	16.3
Interest income	5,988	6,827	(12.3)
Realized and unrealized loss on non-designated derivative instruments	(102,200)	(231,675)	(55.9)
Foreign exchange (loss) gain	(2,195)	13,431	(116.3)
Other income (loss)	1,566	(1,152)	(235.9)
Income tax recovery (expense)	16,767	(10,173)	(264.8)

Interest expense. Interest expense increased to $242.5 million in 2015, compared to $208.5 million in 2015, primarily due to:

•	an increase of $37.6 million as a result of the Petrojarl Knarr FPSO unit commencing operations in March 2015;

•

an increase of $17.0 million due to Teekay Offshore’s borrowings relating to the Suksan Salamander FSO unit (which commenced operations during the third quarter of 2014), the six towing vessels (which delivered throughout 2015), the Arendal Spirit UMS (which commenced operations during the second quarter of 2015) and the $300 million senior unsecured bonds Teekay Offshore issued in May 2014; and

•

an increase of $15.0 million as a result of further borrowing under a revolving credit facility Teekay Parent entered into in December 2012 partially offset by repayments made near the end of 2015, and additional interest incurred from two term loans which were drawn in 2015 to finance the acquisition of 12 modern Suezmax tankers, one Aframax tanker and four LR2 product tankers acquired by Teekay Tankers during 2015;

partially offset by

•

a decrease of $10.3 million relating to lower interest expense on our Norwegian Kroner (or NOK) bonds as a result of the depreciation of the NOK against the U.S. Dollar and a decrease in Norwegian InterBank Offered Rate (or NIBOR), maturity of our NOK bond during 2015, partially offset by the issuance of Teekay LNG’s NOK 1,000 million senior unsecured bonds during 2015;

•

a decrease of $5.1 million due to an increase in capitalized interest as a result of Teekay LNG exercising three newbuilding options with DSME in December 2014 and entering into an additional newbuilding agreement with Daewoo Shipbuilding & Marine Engineering Co. (or DSME) in February 2015 and two additional newbuilding agreements with HHI in June 2015;

•

a decrease of $3.6 million due to lower interest rates on debt facilities and elimination of interest on capital lease obligations relating to Teekay LNG’s LNG carriers in the Teekay Nakilat Joint Venture upon debt refinancing and termination of capital lease obligations in December 2014;

•	a decrease of $3.1 million relating to accelerated amortization of Teekay Nakilat Joint Venture’s deferred debt issuance cost upon completion of its debt refinancing in December 2014;

•

a decrease of $2.6 million relating to capitalized interest on the advances Teekay LNG made to the Yamal LNG Joint Venture in July 2014 to fund its proportionate share of the joint venture’s newbuilding installments;

•

a decrease of $2.6 million due to lower interest expense on Teekay LNG’s capital lease obligations associated with the sales of the Algeciras Spirit and Huelva Spirit conventional tankers in February 2014 and August 2014, respectively;

•

a decrease of $2.4 million due to lower interest expense on Teekay Parent’s 8.5% bonds as a result of bond repurchases during 2014, partially offset by the issuance of an additional $200 million of Teekay Parent’s 8.5% bonds in November 2015;

•	a decrease of $2.0 million due to an increase in capitalized interest on Teekay Offshore’s newbuildings;

•	a decrease of $1.7 million due to the impact of a decrease in EURIBOR and depreciation of the Euro against the U.S. Dollar on Teekay LNG’s Euro-denominated debt facilities; and

•	a decrease of $1.5 million mainly due to the sale of four Suezmax crude oil tankers along with their related debt facilities from Teekay Parent to TIL during February 2014.

Realized and unrealized (losses) gains on non-designated derivative instruments. Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income. Net realized and unrealized losses on non-designated derivatives were $102.2 million for 2015, compared to $231.7 million for 2014, as detailed in the table below:

	Year Ended December 31,
(in thousands of U.S. Dollars)	2015	2014
Realized losses relating to:
Interest rate swap agreements	(108,036)	(125,424)
Interest rate swap agreement terminations	(10,876)	(1,319)
Foreign currency forward contracts	(21,607)	(4,436)

	(140,519)	(131,179)

Unrealized gains (losses) relating to:
Interest rate swap agreements	37,723	(86,045)
Foreign currency forward contracts	(418)	(16,926)
Stock purchase warrants	1,014	2,475

	38,319	(100,496)

Total realized and unrealized losses on derivative instruments	(102,200)	(231,675)

The realized losses relate to amounts we actually realized or paid to settle such derivative instruments and interest rate swap agreement terminations. The unrealized (losses) gains on interest rate swaps for 2015 and 2014 were primarily due to changes in the forward interest rates.

During 2015 and 2014, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.5 billion and $3.6 billion, respectively, with average fixed rates of approximately 3.4% and 3.6%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $108.0 million and $125.4 million during 2015 and 2014, respectively, under the interest rate swap agreements. We also incurred realized losses of $10.9 million during 2015 from the early termination of one interest rate swap, compared to losses of $1.3 million during 2014 from the termination of interest rate swaps relating to three capital leases, partially offset by a gain on an early termination of one interest rate swap.

Primarily as a result of significant changes in long-term benchmark interest rates during 2015 and 2014, we recognized unrealized gains of $37.7 million for 2015 compared to unrealized losses of ($86.0) million for 2014 under the interest rate swap agreements. Primarily as a result of changes in NOK during 2015 from 2014, we recognized unrealized losses of $0.4 million for 2015 compared to $16.9 million for 2014 under the foreign currency forward contracts.

In 2014, we and Teekay Tankers formed TIL. In connection with the investment by Teekay Tankers and us in a $250 million private placement of common stock by TIL, we and Teekay Tankers received stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in NOK, we and Teekay Tankers may also exercise their stock purchase warrants at 61.67 NOK per share using a cashless exercise procedure. During 2015, we recognized a $1.0 million unrealized gain on the stock purchase warrants compared to an unrealized gain of $2.5 million for 2014, which are included in our total unrealized derivative (losses) gains. Please read “Item 18. Financial Statements: Note 15—Derivative Instruments and Hedging Activities.”

Foreign Exchange (Loss) Gain. Foreign currency exchange (losses) gains were ($2.2) million in 2015 compared to $13.4 million in 2014. Our foreign currency exchange (losses) gains, substantially all of which are unrealized, were due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For 2015, foreign currency exchange loss includes realized losses of $19.0 million (2014—4.0 million) and unrealized losses of $89.2 million (2014—$167.3 million) on our cross currency swaps, unrealized gains of $123.2 million (2014—$156.2 million) on the revaluation of our NOK-denominated debt and realized losses on maturity of cross currency swaps of $36.2 million offset by the realized gain on maturity of the NOK bond of $36.2 million. For 2015, foreign currency exchange (losses) gains include the gain on revaluation of our Euro-denominated restricted cash, debt and capital leases of $25.6 million as compared to $34.3 million for 2014.

Income Tax Recovery (Expense). Income tax recovery (expense) was $16.8 million in 2015 compared to ($10.2) million in 2014. The increase in income tax recovery for 2015 was primarily due to the acquisition of the Petrojarl Knarr FPSO unit by Teekay Offshore and the commencement of the East Coast of Canada contract during 2015, and the expected commencement of the Gina Krog FSO unit contract in early-2017, from which Teekay Offshore expects to utilize more of its Norwegian tax losses from the earnings anticipated from their contracts, as well as an expected increase in earnings from its existing fleet, which resulted in a decrease in Teekay Offshore’s deferred tax asset valuation allowance and an increase in deferred income tax recovery, and higher income tax expense in 2014 from the termination of capital lease obligations and refinancing in the Teekay LNG’s Teekay Nakilat Joint Venture.

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

(in thousands of U.S. dollars, except calendar-ship-days)	Offshore Logistics		Offshore Production		Conventional Tankers		Teekay Offshore Total(2)
	2014	2013	2014	2013	2014	2013(3)	2014	2013(3)
Revenues	630,932	611,035	354,518	284,932	33,566	55,010	1,019,539	950,977
Voyage expenses	(107,062)	(99,111)	—	—	(5,373)	(5,214)	(112,540)	(104,325)

Net revenues	523,870	511,924	354,518	284,932	28,193	49,796	906,999	846,652

Vessel operating expenses	(188,087)	(185,699)	(158,216)	(152,616)	(5,906)	(9,664)	(352,209)	(347,979)
Time-charter hire expense	(31,090)	(56,682)	—	—	—	—	(31,090)	(56,682)
Depreciation and amortization	(118,968)	(126,091)	(72,905)	(66,404)	(6,680)	(7,747)	(198,553)	(200,242)
General and administrative expenses (1)	(33,024)	(24,374)	(27,406)	(17,742)	(2,136)	(3,134)	(67,516)	(45,250)
Asset impairments	(1,638)	(76,782)	—	—	—	(18,164)	(1,638)	(94,946)
Net loss on sale of vessels and equipment	—	—	—	—	—	(301)	—	(301)
Restructuring recovery (charges)	225	(2,169)	—	—	—	(192)	225	(2,361)

Income from vessel operations	151,288	40,127	95,991	48,170	13,471	10,594	256,218	98,891

Equity income	—	—	10,341	6,731	—	—	10,341	6,731
Calendar-Ship-Days(4)
Shuttle Tankers	12,672	12,370	—	—	—	—	12,672	12,370
FSO Units	2,190	2,100	—	—	—	—	2,190	2,100
FPSO Units	—	—	1,476	1,339	—	—	1,476	1,339
Conventional Tankers	—	—	—	—	1,460	1,888	1,460	1,888

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

Teekay Offshore – Offshore Logistics

Offshore Logistics consists of Teekay Offshore’s shuttle tankers, FSO units and the HiLoad DP unit. As at December 31, 2014, the shuttle tanker fleet consisted of 32 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, one shuttle tanker in lay-up as a conversion candidate, and the HiLoad DP unit. Of these 34 shuttle tankers, six were owned through 50% owned subsidiaries, two through a 67%-owned subsidiary and two were chartered-in. The remaining vessels are owned 100% by Teekay Offshore. These shuttle tankers also service the conventional spot tanker market from time to time. One of these shuttle tankers, the Randgrid, is now undergoing conversion into an FSO unit following the expiry of its shuttle tanker charter contract in the second quarter of 2015. In October 2014, the Navion Norvegia was sold to one of Teekay Offshore’s 50/50 joint ventures with OOG and is now undergoing conversion to an FSPO for operation in the Libra oil field in Brazil.

As of December 31, 2014, Teekay Offshore’s FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, in which its ownership interests range from 89% to 100%. Teekay Offshore‘s shuttle tanker, the Randgrid, is now undergoing conversion into an FSO unit following the expiry of its shuttle tanker charter contract in the second quarter of 2015. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner or Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

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

•

an increase of $4.4 million due to lower operating expenses due to the lay-up of the Navion Norvegia since June 2014 and its subsequent sale to one of Teekay Offshore’s 50/50 joint ventures with OOG in October 2014; and

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

•	a decrease of $6.0 million from the delivery of the HiLoad DP unit;

•	a decrease of $5.1 million from the dry docking of the Navion Saga and Dampier Spirit during 2014; and

•	a decrease of $3.2 million due to a decrease in rates on the recontracting of the Pattani Spirit at a lower charter rate in April 2014 for a further five years.

Teekay Offshore – Offshore Production

Offshore Production consists of Teekay Offshore’s FPSO units. As of December 31, 2014, the FPSO fleet consisted of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit and the Petrojarl I FPSO units, all of which Teekay Offshore owns 100%, and the Itajai FPSO unit and the Libra FPSO unit (currently under conversion), of which Teekay Offshore owns 50%. Teekay Offshore acquired the Voyageur Spirit FPSO unit and its interest in the Itajai FPSO unit from us in May 2013 and June 2013, respectively. In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture with OOG and the vessel is undergoing conversion into an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. Teekay Offshore acquired the Petrojarl I FPSO unit from us in December 2014 which unit is now undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner may result in significant decreases or increases, respectively, in Teekay Offshore’s revenues and vessel operating expenses.

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

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, Teekay Offshore acquired the unit from us. Upon commencing production, Teekay Offshore had a specified time period to receive final acceptance from the charterer; however due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off hire by the charterer retroactive to April 13, 2013. On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO unit were completed and the unit achieved full production capacity. Teekay Offshore entered into an interim agreement with E.ON Ruhrgas UK GP Limited (or E.ON), the charterer, whereby Teekay Offshore was compensated for production beginning August 27, 2013 until final acceptance on February 22, 2014. Until the Voyageur Spirit FPSO unit was declared on hire, we indemnified Teekay Offshore for certain production shortfalls and unreimbursed vessel operating expenses. For the period from April 13, 2013 to December 31, 2013, we indemnified Teekay Offshore for a total of $34.9 million for production shortfalls and unreimbursed repair costs. For 2014, we indemnified Teekay Offshore $3.5 million for production shortfalls and unrecovered repair costs to address the compressor issues and paid a further $2.7 million in late-2014 relating to a final settlement of pre-acquisition capital expenditures for the Voyageur Spirit FPSO unit. Amounts paid as indemnification from us to Teekay Offshore were treated as a reduction in the purchase price Teekay Offshore paid for the FPSO unit.

The average number of Teekay Offshore’s FPSO units increased in 2014 compared to 2013, due to the acquisition of the Voyageur Spirit on May 2, 2013, the 50% interest in the Itajai on June 10, 2013, and the Petrojarl I on December 15, 2014. No earnings are expected from the Petrojarl I until its upgrades are completed, which is scheduled for mid-2016.

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

	Liquefied Gas Carriers		Conventional Tankers		Teekay LNG Total
(in thousands of U.S. dollars, except calendar-ship-days)	2014	2013	2014	2013	2014	2013
Revenues	307,426	285,694	95,502	113,582	402,928	399,276
Voyage expenses	(1,768)	(407)	(1,553)	(2,450)	(3,321)	(2,857)

Net revenues	305,658	285,287	93,949	111,132	399,607	396,419
Vessel operating expenses	(59,087)	(55,459)	(36,721)	(44,490)	(95,808)	(99,949)
Depreciation and amortization	(71,711)	(71,485)	(22,416)	(26,399)	(94,127)	(97,884)
General and administrative expenses(1)	(17,992)	(13,913)	(5,868)	(6,531)	(23,860)	(20,444)
Restructuring charges	—	—	(1,989)	(1,786)	(1,989)	(1,786)

Income from vessel operations	156,868	144,430	26,955	31,926	183,823	176,356

Equity income	115,478	123,282	—	—	115,478	123,282

Calendar-Ship-Days(2)
Liquefied Gas Carriers	6,619	5,981	—	—	6,619	5,981
Conventional Tankers	—	—	3,202	3,994	3,202	3,994

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

partially offset by:

•

an increase of $4.1 million in general and administrative expenses primarily due to a greater amount of legal and tax activities to support Teekay LNG’s growth, higher advisory fees incurred to support its business development activities, and legal and tax fees associated with the termination of the capital lease obligations in the Teekay Nakilat Joint Venture;

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

Equity income related to Teekay LNG’s liquefied gas carriers decreased to $115.5 million in 2014 compared to $123.3 million in 2013, as set forth in the table below:

	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Other	Total Equity Income
Year ended December 31, 2014	3,472	10,651	44,114	36,805	20,806	(370)	115,478
Year ended December 31, 2013	29,178	10,650	17,415	43,428	22,611		123,282

Change	(25,706)	1	26,699	(6,623)	(1,805)	(370)	(7,804)

Equity income decreased in 2014 by $7.8 million from the prior year, primarily as a result of:

•

a $25.7 million decrease in equity income from Teekay LNG’s 33% ownership interest in the four LNG carriers serving the Angola LNG Project (or the Angola LNG Carriers), which was primarily due to $23.6 million of unrealized losses on derivative instruments in 2014 as a result of long-term LIBOR benchmark interest rates decreasing for interest rate swaps maturing in 2023 and 2024, compared to unrealized gains on derivative instruments in 2013, and an increase in vessel operating expenses relating to vessel main engine overhauls in 2014; and

•

a $6.6 million decrease in equity income for 2014 in Teekay LNG’s 52% ownership interest in the MALT LNG Carriers acquired by the Teekay LNG-Marubeni Joint Venture in February 2012, which was primarily due to the off-hire of Woodside Donaldson and Magellan Spirit for 34 days and 23 days, respectively, during 2014 for scheduled dry dockings, the off-hire of Woodside Donaldson for seven days in 2014 for motor repairs, an increase in vessel operating expenses due to higher overall repair expenditures in 2014, an increase in interest expenses due to higher interest margins upon completion of debt refinancing within the Teekay LNG-Marubeni Joint Venture in June and July 2013, and an increase in depreciation expenses due to dry-dock additions in 2014, partially offset by the Methane Spirit being off hire for 28 days for a scheduled dry docking in 2013;

partially offset by:

•

a $26.7 million increase in equity income from Teekay LNG’s 50% ownership interest in Exmar LPG BVBA (a joint venture with Belgium-based Exmar), which was primarily due to Teekay LNG’s 50% acquisition of this joint venture interest in February 2013, $16.9 million of gains on the sales of the Flanders Tenacity, Eeklo and Flanders Harmony, which were sold during 2014, the delivery of three newbuildings, the Waasmunster, Warinsart and Waregem during the second and third quarters of 2014 and higher revenues as a result of higher Very Large Gas Carrier spot rates earned in 2014; partially offset by the redelivery of the Berlian Ekuator to its owner in January 2014, a loss on the sale of the Temse in the first quarter of 2014, and lower income generated as a result of the disposals of the Donau (March 2013), Temse, Eeklo, Flanders Tenacity and Flanders Harmony.

Teekay LNG – Conventional Tankers

As at December 31, 2014, Teekay LNG’s conventional tanker fleet included seven Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, six of which it owned and two of which it leased under capital leases. All of Teekay LNG’s conventional tankers operated under fixed-rate charters. The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased to 3,202 days in 2014 from 3,994 days in 2013, as the charterer and owner of five of Teekay LNG’s conventional vessels under capital leases sold the Tenerife Spirit in December 2013, the Algeciras Spirit in February 2014 and the Huelva Spirit in August 2014, and on redelivery of the vessels to the charterer, the charter contracts with Teekay LNG were terminated.

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

Teekay Tankers

Operating Results – Teekay Tankers

The following table compares Teekay Tankers’ operating results and number of calendar-ship-days for its vessels for 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for 2014 and 2013, to revenues, the most directly comparable GAAP financial measure, for the same periods.

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2014	2013
Revenues	235,593	170,087
Voyage expenses	(9,984)	(8,337)

Net revenues	225,609	161,750
Vessel operating expenses	(93,022)	(91,667)
Time-charter hire expense	(22,160)	(6,174)
Depreciation and amortization	(50,152)	(47,833)
General and administrative expenses	(11,959)	(12,594)
Net gain (loss) on sale of vessels and equipment	9,955	(71)

Income (loss) from vessel operations	58,271	3,411

Equity income	5,228	854

Calendar-Ship-Days(1)
Conventional Tankers	11,418	10,427

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Teekay Tankers – Conventional Tankers

As at December 31, 2014, Teekay Tankers owned 27 double-hulled conventional oil tankers, time-chartered in eight Aframax tankers and four LR2 product tankers from third parties and owned a 50% interest in one VLCC.

Income from vessel operations increased to $58.3 million in 2014 compared to $3.4 million in 2013, primarily as a result of:

•	an increase of $44.2 million of revenue resulting from higher average realized TCE rates earned by Teekay Tankers’ Suezmax, Aframax and LR2 tankers in 2014 compared to 2013; and

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

	Offshore Production		Conventional Tankers		Other and Corporate G&A		Teekay Parent Total
(in thousands of U.S. dollars, except calendar-ship-days)	2014	2013	2014	2013	2014	2013	2014	2013
Revenues	259,945	282,687	94,376	83,520	95,791	73,801	450,112	440,008
Voyage expenses	(15)	—	(8,855)	(2,609)	263	(195)	(8,607)	(2,804)

Net revenues	259,930	282,687	85,521	80,911	96,054	73,606	441,505	437,204
Vessel operating expenses	(212,159)	(212,328)	(29,633)	(35,752)	(26,488)	(18,477)	(268,280)	(266,557)
Time-charter hire expense	(29,623)	(32,276)	(54,720)	(93,576)	(42,426)	(40,064)	(126,769)	(165,916)
Depreciation and amortization	(78,630)	(77,551)	(2,216)	(9,882)	774	2,306	(80,072)	(85,127)
General and administrative expenses(1)	(21,778)	(26,721)	(3,992)	(7,093)	(9,321)	(25,188)	(35,091)	(59,002)
Asset (impairments) recoveries	—	—	—	(92,699)	—	20,040	—	(72,659)
Loan loss reversal (provision)	2,521	(2,634)	—	—	—	1,886	2,521	(748)
Net gain (loss) on sale of vessels and equipment	935	1,337	(502)	—	—	1,030	433	2,367
Restructuring charges	—	—	(6,865)	—	(1,105)	(2,774)	(7,970)	(2,774)

(Loss) income from vessel operations	(78,804)	(67,486)	(12,407)	(158,091)	17,488	12,365	(73,723)	(213,212)

Equity (loss) income	(1,357)	4,649	3,052	1,291	(2,546)	(269)	(851)	5,671

Calendar-Ship-Days(2)
FPSO Units	1,444	1,460	—	—	—	—	1,444	1,460
Conventional Tankers	—	—	3,667	5,413	—	—	3,667	5,413
Gas Carriers	—	—	—	—	730	730	730	730
FSO Units	—	—	—	—	503	365	503	365

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from three FPSO units and one conventional tanker, all remaining calendar-ship-days presented relate to in-chartered days.

Teekay Parent – Offshore Production

Offshore Production consists of our FPSO units. As at December 31, 2014, we had a direct interest in three 100% owned FPSO units and one FPSO which delivered in 2014, but was not fully in service during 2014.

The charter contract for the Petrojarl I FPSO unit ended in April 2013. The unit was off hire until we sold it to Teekay Offshore in December 2014.

From the fourth quarter of 2012 through the fourth quarter of 2014, the Foinaven FPSO unit experienced lower than planned production levels due to equipment-related operational issues. In July 2013, we and the charterer agreed to halt production temporarily in order to repair the FPSO unit’s two gas compression trains and repair the charterer’s subsea system. The first compressor train was repaired in August 2013, allowing the unit to recommence partial operations. In March 2014, the Foinaven FPSO unit temporarily halted production as a result of issues with its one operating gas compressor train, and as its second compressor train had not yet completed its repair after sustaining damage in July 2013. In April 2014, one of the Foinaven FPSO’s compressor trains was repaired allowing the unit to recommence partial operations. Repairs to the second compressor train were completed in July 2014, after which the unit was available to produce at its maximum capacity. However, due to issues with the subsea flow lines, which are the responsibility of the charterer, the field has been unable to produce at maximum capacity. In addition, the Foinaven FPSO charter contract includes incentives based on total oil production in the year, certain operational measures, and the average annual oil price. The decline in the price of oil in the fourth quarter of 2014 negatively impacted our incentive compensation for 2014.

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

The number of Teekay Parent’s FPSO units for 2014 decreased compared to the same periods of 2013 due to the sale of the Petrojarl I FPSO unit to Teekay Offshore in December 2014.

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

•	a decrease of $5.2 million related to the reversal in 2014 of a $2.5 million provision for a FPSO front-end engineering and design (or FEED) study completed in 2013 which was provided for in 2013; and

•	a decrease of $2.6 million related to FEED studies completed during the third quarter of 2013 for which we received compensation.

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

Income from vessel operations increased to $17.5 million during 2014 compared to $12.4 million in 2013, primarily as a result of:

•

an increase of $15.9 million due to lower general and administrative expenses in 2014, primarily as a result of business development fees received from subsidiaries and various cost-saving initiatives that we had undertaken;

•	an increase of $6.1 million due to the Arctic Spirit being off hire for 41 days in 2013 for a scheduled dry docking;

•	an increase of $6.1 million mainly due to the interest income recognized in 2014 related to Teekay Parent’s investment in a term loan which was entered into during 2011; and

•	an increase of $4.0 million from transaction fees received from TIL for our arrangement of the purchasing and selling of their vessels;

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

Equity (loss) income decreased to $(0.9) million in 2014 compared to $5.7 million in 2013, primarily due to lower license fee revenues, higher consulting costs, a one-time office lease settlement payment during 2014 in Teekay Parent’s 43% investment in Sevan, and the sale of Teekay Parent’s 50% interest in the Itajai FPSO unit to Teekay Offshore in June 2013.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for 2014 and 2013:

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2014	2013	% Change
Interest expense	(208,529)	(181,396)	15.0
Interest income	6,827	9,708	(29.7)
Realized and unrealized (losses) gains on non-designated derivative instruments	(231,675)	18,414	(1,358.1)
Foreign exchange gain (loss)	13,431	(13,304)	(201.0)
Other (loss) income	(1,152)	5,646	(120.4)
Income tax expense	(10,173)	(2,872)	254.2

Interest expense. Interest expense increased to $208.5 million in 2014, compared to $181.4 million in 2013, primarily due to:

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

	Year Ended
	December 31,
(in thousands of U.S. Dollars)	2014	2013
Realized losses relating to:
Interest rate swap agreements	(125,424)	(122,439)
Interest rate swap agreement amendments and terminations	(1,319)	(35,985)
Foreign currency forward contracts	(4,436)	(2,027)

	(131,179)	(160,451)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(86,045)	182,800
Foreign currency forward contracts	(16,926)	(3,935)
Stock purchase warrants	2,475	—

	(100,496)	178,865

Total realized and unrealized (losses) gains on derivative instruments	(231,675)	18,414

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

In connection with the investment by Teekay Tankers and us in a $250.0 million private placement of common stock by TIL in 2014, we and Teekay Tankers received stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in NOK, we and Teekay Tankers may also exercise their stock purchase warrants at 61.67 NOK per share using a cashless exercise procedure. During the 2014, we recognized a $2.5 million unrealized gain on the stock purchase warrants which are included in the total unrealized derivative (losses) gains. Please read “Item 18. Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”

Foreign Exchange Gain (Loss). Foreign currency exchange gains (losses) were $13.4 million in 2014 compared to $(13.3) million in 2013. Our foreign currency exchange gains (losses), substantially all of which were unrealized, were due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized (losses) gains on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflected a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflected a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. During 2013, Teekay Offshore repurchased NOK 388.5 million of its existing NOK 600 million senior unsecured bond issue that matured in November 2013. Associated with this repurchase, we recorded $6.6 million of realized losses on the repurchased bonds, and recorded $6.8 million of realized gains on the settlements of the associated cross currency swap. For 2014, foreign currency exchange gains include realized losses of $4.0 million (2013 - gains of $2.1 million) and unrealized losses of $167.3 million (2013 - $65.4 million) on our cross currency swaps and unrealized gains of $156.2 million (2013 - $53.8 million) on the revaluation of our NOK-denominated debt. For 2014, foreign currency exchange gains (losses) include the revaluation of our Euro-denominated restricted cash, debt and capital leases of $34.3 million as compared to $(12.5) million for 2013.

Income Tax (Expense) Recovery. Income tax expense was $10.2 million in 2014 compared to $2.9 million in 2013. The increase in income tax expense for 2014 was primarily due to higher income in 2014 from the termination of capital lease obligations and refinancing in the Teekay Nakilat Joint Venture, lower net reversals of uncertain tax position accruals during 2014, recognition of valuation allowances against deferred tax assets during 2014, utilization of tax losses relating to certain entities in Norway, United Kingdom and Australia, partially offset by an increase in loss carry-forwards relating to certain entities in Norway.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Teekay Corporation Consolidated

Our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $1.2 billion, which mostly relates to our 2016 capital expenditure commitments, and of which $358 million was arranged during February 2016. We are currently in the process of pursuing additional debt financing and capital resources from other sources for our remaining capital commitments relating to our portion of newbuildings on order as at December 31, 2015. As at December 31, 2015, Teekay Corporation’s total consolidated cash and cash equivalents was $678.4 million, compared to $806.9 million at December 31, 2014. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $860.7 million as at December 31, 2015, compared to $1.4 billion as at December 31, 2014.

We believe there is currently a dislocation in the capital markets relative to the stability of our businesses. Based on the upcoming equity capital requirements for our committed growth projects, coupled with the uncertainty regarding how long it will take for the energy and capital markets to normalize, we believe that it is in the best interests of our shareholders to conserve more of our internally generated cash flows for future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, Teekay Parent temporarily reduced its quarterly cash dividend per share to $0.055 from $0.55, Teekay Offshore temporarily reduced its quarterly cash distribution per common unit to $0.11 from $0.56 and Teekay LNG temporarily reduced its quarterly cash distribution per common unit to $0.14 from $0.70. Despite significant weakness in the global energy and capital markets, our cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties. In addition to using more of our internally generated cash flows for future growth projects and to reduce our debt levels, we may seek alternative sources of financing such as sale and leaseback transactions, new bank borrowings, the issuance of new debt and equity securities.

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 8 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and 11 loan agreements require the maintenance of vessel market value to loan ratios. As at December 31, 2015, these vessel market value to loan ratios ranged from 126.5% to 1,076.8% compared to their minimum required ratios of 105% to 135%, respectively. Changes in the conventional tanker market, FPSO market and a weakening of the LNG/LPG carrier market could negatively affect our compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at December 31, 2015 this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity from 5% to 7.5% of total debt. As at December 31, 2015, this aggregate amount was $410.5 million. At December 31, 2015, we were in compliance with all covenants required by its credit facilities and other long-term debt.

Teekay Parent’s equity margin revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG, and shares of Class A common stock of Teekay Tankers owned by us. On October 5, 2015, Teekay Parent finalized with its lenders an amendment to the equity margin revolving credit facility to pledge additional common units of Teekay Offshore owned by Teekay Parent and shares of Class A common stock of Teekay Tankers owned by Teekay Parent and to modify the required loan to value ratio. If, as a result of a decline in the aggregate market value of the pledged securities, the outstanding balance of the loan exceeds the loan-to-value ratio, Teekay Parent must prepay amounts under the facility. In December 2015, Teekay Parent finalized with its lenders another amendment to decrease the maximum amount available under the existing equity margin revolving credit facility by $200 million to a $300 million credit facility and to include loan-to-value thresholds. As of December 31, 2015, based on the loan-to-value thresholds, there was $41.7 million credit available under this facility, of which $28.2 million was drawn and $13.5 million was available but undrawn. We are currently in negotiations with banks to increase the amount that can be drawn under this facility.

The aggregate annual long-term debt principal repayments required to be made by Teekay Corporation subsequent to December 31, 2015, including the impact of Teekay Tankers’ debt refinancing completed in January 2016, are $1.1 billion (2016), $1.1 billion (2017), $1.6 billion (2018), $0.9 billion (2019), $1.1 billion (2020) and $1.7 billion (thereafter).

We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read “Item 11 – Quantitative and Qualitative Disclosures About Market Risk. “

As described under “Item 4 — Information on the Company: C. Regulations — Other Environmental Initiatives,” passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Teekay Parent

In September 2015, Teekay Parent entered into a Framework Cooperation Agreement with The Export-Import Bank of China for up to $1 billion in new loan facilities. The agreement provides the basis for further negotiations between the parties about the potential loan facilities. If completed, such loan facilities would be made available to Teekay Parent and its subsidiaries, including Teekay LNG, Teekay Offshore and Teekay Tankers, to finance the construction or conversion of vessels from shipyards in China over the next three years.

Teekay Parent continues to own three FPSO units and one conventional tanker and to in-charter a number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from Teekay Offshore, Teekay LNG and Teekay Tankers, its undrawn credit facilities and proceeds from the sale of vessels to external parties or Teekay Offshore (and in the past, Teekay LNG and Teekay Tankers). As at December 31, 2015, Teekay Parent’s total cash and cash equivalents was $221.0 million, compared to $232.3 million at December 31, 2014. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $234.5 million as at December 31, 2015, compared to $466.8 million as at December 31, 2014. The decrease in liquidity is mainly attributable to a $431.8 million decrease in the maximum amount available under our equity margin revolving credit facility during the year ended December 31, 2015 and the repayment of senior unsecured bonds in an aggregate principal amount of NOK 700 million in October 2015, partially offset by the issuance of an aggregate principal amount of $200 million of Teekay Parent’s 8.5% senior unsecured notes in November 2015.

We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months; however, this is dependent upon our ability to refinance our credit facility for Teekay Parent’s VLCC conventional tanker, which matures in May 2016 with a maturity amount owing of $68.0 million, and its facility for three FPSO units, which matures in September 2016 with a maturity amount owing of $149.8 million. Teekay Parent may also evaluate a number of other alternatives to increase its liquidity, including refinancing its equity margin revolving credit facility, divesting of assets, issuing hybrid or other equity securities, and accessing the unsecured bond market. During the year ended December 31, 2015, Teekay Parent issued an aggregate principal amount of $200 million of our 8.5% senior unsecured notes due 2020 (or the Notes) at 99.01% of face value plus accrued interest from July 15, 2015. Please read “Item 18 – Financial Statements: Note 8 – Long-Term Debt.”

Teekay Offshore

Teekay Offshore’s business model is to employ its vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. The operating cash flow generated by Teekay Offshore’s vessels each quarter, excluding reserves for, among other things, maintenance capital expenditures, debt repayments, and distributions on Teekay Offshore’s preferred units, is paid out to its common unitholders and general partner within approximately 45 days after the end of each quarter. As discussed in the Teekay Corporation section above, Teekay Offshore announced a temporary reduction to its quarterly cash distributions with effect from the fourth quarter of 2015 to $0.11 from $0.56 per unit, as a result of increased cash reserves for, among other things, capital expenditures and anticipated future credit needs. Teekay Offshore’s near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects,

Teekay Offshore’s primary liquidity needs for 2016 and 2017 are to pay existing, committed capital expenditures and to make scheduled repayments of debt, in addition to paying debt service costs, quarterly distributions on its outstanding common and preferred units, operating expenses and dry-docking expenditures and funding general working capital requirements. We anticipate that Teekay Offshore’s primary sources of funds for 2016 and 2017 will be cash flows from operations, bank debt and proceeds from the sale of certain assets. However, Teekay Offshore currently has estimated cash flow gaps of approximately $250 million in 2016 and a further $90 million in 2017. These cash flow gaps represent the difference between (a) cash inflows from cash flow from vessel operations, dividends from Teekay Offshore’s equity accounted joint ventures and borrowings under committed and anticipated debt financings and refinancings and (b) cash outflows for expected capital expenditures, equity investments in joint ventures, secured and unsecured debt repayments, interest expense and Teekay Offshore’s anticipated distributions on common and preferred units. In addition, Teekay Offshore is required to pay $172.3 million upon delivery of its second UMS newbuilding which currently is scheduled for late-2016; however, Teekay Offshore may decide to cancel or further defer the delivery of this unit. The cash flow gaps do not take into account utilizing any portion of Teekay Offshore’s the liquidity balance of $282.7 million at December 31, 2015, which comprises of unrestricted cash and undrawn revolvers. For debt covenant purposes, Teekay Offshore is required to maintain a minimum free liquidity balance of 5% of its total consolidated debt, which was approximately $175 million as at December 31, 2015. Teekay Offshore is evaluating a number of potential sources to finance these cash flow gaps, including securing debt financing amounts on its under-levered and unmortgaged assets, seeking agreement to defer certain debt obligations, entering into sale-leasebacks transactions, divesting of assets, issuing hybrid or other equity securities, reducing its capital expenditures relating to existing projects, accessing the unsecured bond market, utilizing existing liquidity, and seeking loans from Teekay Corporation, its sponsor. Teekay Offshore also expects to seek deferrals of certain shipyard deliveries and associated payments of its contractual obligations. There can be no assurance that any such financing will be available to us on acceptable terms, if at all.

Teekay Offshore’s liquidity needs beyond 2017 decline as a majority of its commitments for capital expenditures are in 2016 and 2017; however, this is partially offset by an increase in maturities of unsecured debt after 2017. Teekay Offshore’s ability to continue to expand the size of its fleet over the long-term is in part dependent upon its ability to continue to generate operating cash flow, particularly from its shuttle tanker and FPSO fleets, obtain long-term bank borrowings and other debt, as well as its ability to raise debt or equity financing through either public or private offerings.

As at December 31, 2015, Teekay Offshore’s total cash and cash equivalents were $258.5 million, compared to $252.1 million at December 31, 2014. Teekay Offshore’s total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $282.7 million as at December 31, 2015, compared to $351.7 million as at December 31, 2014. The decrease in liquidity was primarily due to: liquidity used to fund a portion of the Knarr FPSO acquisition from Teekay in July 2015, a portion of the final installment payment on the Arendal Spirit UMS in February 2015, payments for the delivery of six towing and offshore installation vessels in 2015 and payments for committed newbuildings and conversions, a reduction in the amount available for borrowing under Teekay Offshore’s revolving credit facilities, and the scheduled repayments or the prepayments of outstanding term loans or revolving credit facilities; partially offset by net proceeds of $249.8 million due to the issuance of Series C Preferred Units in July 2015, net proceeds of $120.8 million due to the issuance of Series B preferred units in April 2015 and the drawdown of six new debt facilities and one existing revolving credit facility in 2015.

As at December 31, 2015, Teekay Offshore had a working capital deficit of $504.5 million, compared to a working capital deficit of $123.5 million at December 31, 2014. The current portion of long-term debt increased mainly due to the reclassification of NOK 500 million unsecured bonds that matured in January 2016 and two revolving credit facilities maturing in the second quarter of 2016 to current debt as at December 31, 2015, the assumption of one debt facility related to the acquisition of the Knarr FPSO unit from Teekay in July 2015 and the drawdown of four new debt facilities, the proceeds of which we used primarily to fund the final installment payment on the Arendal Spirit UMS, the delivery of six towing and offshore installation vessels during 2015 and installment payments on the four towing and offshore installation newbuildings. Net amounts due to affiliates increased mainly due to the acquisition of the Knarr FPSO unit from Teekay in July 2015. Teekay Offshore expects to manage its working capital deficit primarily with net operating cash flow and other funding initiatives including securing debt financing on its under-levered and unmortgaged assets, seeking agreement to defer certain debt obligations, entering into sale-leaseback transactions, divesting assets, issuing hybrid or other equity securities, accessing the unsecured bond markets, utilizing existing liquidity, and seeking loans from Teekay Corporation, its sponsor.

Teekay LNG

Teekay LNG’s business model is to employ its vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. The operating cash flow generated by Teekay LNG’s vessels each quarter, excluding reserves for, among other things, capital expenditures and debt repayments, is paid out to its unitholders and general partner within approximately 45 days after the end of each quarter. As discussed in the Teekay Corporation section above, Teekay LNG announced a temporary reduction to its quarterly cash distributions with effect from the fourth quarter of 2015 to $0.14 from $0.70 per unit, as a result of increased cash reserves for, among other things, capital expenditures and debt repayments. Teekay LNG’s near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects.

Teekay LNG’s primary liquidity needs for 2016 to 2018 include payment of our quarterly distributions, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term, bank debt maturities, maintenance capital expenditures Teekay LNG is committed to and the funding of general working capital requirements. We anticipate that Teekay LNG’s primary source of funds for its short-term liquidity needs will be cash flows from operations, proceeds from debt financings and dividends from its equity-accounted joint ventures. For 2016 to 2018, we expect that Teekay LNG’s existing liquidity, combined with the cash flow we expect it to generate from its operations and receive as dividends from its equity-accounted joint ventures will be sufficient to finance its liquidity needs, specifically the equity portion of its committed capital expenditures. This assumes that Teekay LNG is able to secure debt financing for an adequate portion of its committed capital expenditures and is able to refinance its loan facilities maturing in 2016 to 2018 and Norwegian Kroner-denominated Bonds due in 2018. In terms of debt financing for committed capital expenditures, in February 2016, Teekay LNG secured financing for two of its MEGI LNG carrier newbuildings delivering in 2016 through a sale-leaseback transaction of approximately $179 million per vessel. In addition, Teekay LNG also has committed debt financing in place for the vessels under construction for the BG Joint Venture. Teekay LNG is actively working on obtaining debt financings for the six LNG carriers under construction for the Yamal LNG Joint Venture, the five LNG carriers under construction, which have been chartered to a wholly-owned subsidiary of Royal Dutch Shell PLC, and the assets of the Bahrain LNG Joint Venture and associated FSU. Teekay LNG’s liquidity needs beyond 2018 decline significantly compared to 2016 to 2018 as a majority of its commitments for capital expenditures relate to 2016 to 2018. Teekay LNG’s ability to continue to expand the size of its fleet over the long-term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as its ability to raise debt or equity financing through either public or private offerings.

As at December 31, 2015, Teekay LNG’s cash and cash equivalents were $102.5 million, compared to $159.6 million at December 31, 2014. Teekay LNG’s total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $232.5 million as at December 31, 2015, compared to $295.2 million as at December 31, 2014. The decrease in total consolidated liquidity is primarily due to installment payments relating to Teekay LNG’s LNG carrier newbuildings.

As of December 31, 2015, Teekay LNG had a working capital deficit of $179.6 million. The working capital deficit includes a $70.4 million outstanding on two of Teekay LNG’s debt facilities which mature in 2016. Teekay LNG expects to manage its working capital deficit primarily with net operating cash flow, debt refinancing and, to a lesser extent, existing undrawn revolving credit facilities. As at December 31, 2015, Teekay LNG had undrawn revolving credit facilities of $130.0 million through a new $150.0 million unsecured revolving credit facility.

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

As at December 31, 2015, Teekay Tankers’ total cash and cash equivalents were $96.4 million, compared to $162.8 million at December 31, 2014. Teekay Tankers’ cash balance at December 31, 2015 had decreased primarily as a result of Teekay Tankers’ acquisition of 17 vessels in 2015 for a total purchase price of $891.6 million (consisting of $842.3 million of cash consideration and 7.2 million of its Class A common stock valued at $49.3 million), its acquisition of SPT for a total purchase price of $47.3 million and the 2015 Acquired Business for a total purchase price of $80.0 million. This was partially offset by proceeds from two new loan facilities in an aggregate amount of $523.8 million, net proceeds of $90.6 million related to the issuance of its Class A common stock to partially fund the acquisition of 12 modern Suezmax tankers, net proceeds of $92.4 million related to the issuance of its Class A common stock under its COP, net proceeds of $45.5 million related to the issuance of its Class B common stock to Teekay to fund the acquisition of the SPT business, net proceeds of $13.7 million from the issuance of shares of its Class A common stock in January 2015 upon the exercise by the underwriters of their option to purchase additional shares in connection with our December 2014 public offering, net proceeds of $11.1 million received from the sale of one MR tanker, and borrowings under loan facilities of $49.6 million assumed from Teekay Offshore.

Teekay Tankers’ total liquidity, including cash, cash equivalents and undrawn credit facilities, was $111.0 million as at December 31, 2015, compared to $289.0 million as at December 31, 2014. Teekay Tankers believes that its working capital is sufficient for its present requirements.

Teekay Tankers’ short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock, scheduled repayments of long-term debt and funding its other working capital requirements. Teekay Tankers’ short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus to the volatility in its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Prior to the fourth quarter of 2015, Teekay Tankers distributed a portion of its cash flow to shareholders through a fixed quarterly dividend of $0.03 per share on its common shares. Commencing in the fourth quarter of 2015, Teekay Tankers have adopted a new dividend policy under which quarterly dividends range from 30% to 50% of Teekay Tankers’ quarterly adjusted net income, subject to the discretion of its Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income items of income that are typically excluded by securities analysts in their published estimates of our financial results. Unlike prior quarters, where Teekay Tankers announced the declaration of the quarterly dividend in the first month following the end of the quarter, the dividend for the fourth quarter of 2015, which was $0.12 per share, was declared during December 2015 and, consequently, 2015 dividends declared per share includes five quarterly dividends. Teekay Tankers expects to return to its normal dividend schedule for the first quarter of 2016.

Teekay Tankers’ long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that Teekay Tankers’ long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings from its COP. We expect that Teekay Tankers will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion of capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels from Teekay or third parties.

Teekay Tankers’ primary revolving credit facility was scheduled to mature in November 2017. As of December 31, 2015, the facility had an outstanding balance of $447.0 million. In addition, Teekay Tankers had two loan facilities that matured in late January 2016, which as at December 31, 2015, had a total outstanding balance of $504.8 million. These facilities were entered into to partially finance Teekay Tankers’ 2015 vessel acquisitions. In January 2016, Teekay Tankers entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay its two bridge loan facilities, which matured in late January 2016, and its main revolving credit facility, which was scheduled to mature in 2017.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2015	2014	2013
Net operating cash flows	770,309	446,317	292,584
Net financing cash flows	924,457	726,761	866,577
Net investing cash flows	(1,823,278)	(980,834)	(1,183,992)

Operating Cash Flows

Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates, which have increased recently after a number of years of historically low rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of two of our FPSO units include incentives based on average annual oil prices, the recent reduction in global oil prices has negatively impacted our operating cash flows.

Net consolidated cash flow from operating activities increased to $770.3 million for the year ended December 31, 2015, from $446.3 million for the year ended December 31, 2014. This increase was primarily due to a $376.9 million increase in income from vessel operations before depreciation, amortization, asset impairments and loan loss recoveries, net gain on sale of vessels, equipment and other assets and the amortization of in-process revenue contracts of our businesses, primarily as a result of increased operating cash flows from our businesses due to higher average TCE rates earned by our conventional tanker fleet, increases in conventional tanker fleet size and increased operating cash flows from our FPSO fleet. We received dividends from our joint ventures of $106.1 million for the year ended December 31, 2015, compared to $33.4 million in 2014. The increases in cash flow was partially offset by a decrease in changes to non-cash working capital items of $72.9 million, primarily due to the timing of deferred revenue and receivables, and a $26.9 million increase in interest expense (net of interest income and including realized losses on interest rate swaps and interest rate swaps terminations) for the year ended December 31, 2015 compared to 2014.

Net consolidated cash flow from operating activities increased to $446.3 million for the year ended December 31, 2014, from $292.6 million for the year ended December 31, 2013. This increase was primarily due to a $199.4 million net increase in income from vessel operations before depreciation, amortization, asset impairments, loan loss recoveries (provisions), net gain (loss) on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, primarily as a result of increased operating cash flows from our businesses. There was also a $1.7 million decrease in interest expense (net of interest income and including realized losses on interest rate swaps and interest rate swap terminations) in 2014 compared to 2013. The increases in cash flow were partially offset by an increase of $2.2 million on expenditures for dry docking in 2014 compared to 2013, due to more vessels dry docked in 2014 compared to 2013. In addition, there was a decrease in changes to non-cash working capital items of $3.6 million, primarily due to the timing of accrued liabilities and capital additions which are not yet paid on our FPSO unit which is not yet in service.

For further discussion of changes in income from vessel operations before depreciation, amortization, asset impairments, net loss (gain) on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, please read “Results of Operations.”

Financing Cash Flows

Teekay’s Daughter Companies hold most of our liquefied gas carriers (Teekay LNG), offshore assets, including shuttle tankers, FPSO units and FSO and offshore support units (Teekay Offshore) and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these businesses to the Daughter Companies. Historically, the Daughter Companies have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $575.4 million in 2015, compared to $452.1 million in 2014 and $446.9 million in 2013. As the sizes of the Daughter Companies have grown through acquisitions, whether from Teekay or otherwise, the amount of their operating cash flows generally increased, which resulted in larger aggregate distributions, primarily from Teekay Offshore and Teekay LNG. Distributions to non-controlling interests increased to $360.4 million in 2015 and $360.8 million in 2014 from $270.0 million in 2013. In addition, distributions from the Daughter Companies to Teekay Parent increased to $193.2 million in 2015 from $176.0 million in 2014 and $162.2 million in 2013. As described above, distributions from Teekay Offshore and Teekay LNG have been temporarily reduced commencing with the distributions relating to the fourth quarter of 2015.

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, was $1.9 billion in 2015, $2.0 billion in 2014 and $1.4 billion in 2013. We used these net proceeds primarily to finance capital expenditures. Changes in net proceeds from long-term debt from 2013 to 2015 were the result of variation is the level of capital expenditures during these periods.

In October 2008, Teekay announced a $200 million share repurchase program. During 2013, we repurchased 0.3 million shares of our common stock for $12.0 million at an average cost of $40.00 per share, pursuant to a separate authorization. During 2014 and 2015, we repurchased no shares of our common stock. As at December 31, 2015, the total remaining amount under the 2008 share repurchase authorization was $37.7 million.

Dividends paid during 2015 were $125.9 million, compared to $91.0 million in 2014 and $90.3 million in 2013, or $1.7325 per share for 2015 and $1.265 per share for 2014 and 2013. During the third and fourth quarter of 2015, after the completion of the sale of the Knarr FPSO to Teekay Offshore, Teekay’s quarterly dividend payment increased primarily based on the cash flow contributions from our general partner and limited partner interests in Teekay Offshore and Teekay LNG, together with other dividends received, after deductions for parent company level corporate general and administrative expenses and any reserves determined to be required by our Board of Directors. Commencing with our dividend relating to the fourth quarter of 2015, we announced a temporary reduction to our quarterly dividend to $0.055 from $0.55 per share.

Investing Cash Flows

During 2015, we incurred capital expenditures for vessels and equipment of $1.8 billion, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Parent incurred $91.0 million of capital expenditures mainly for the installment payments and conversion costs of the Petrojarl Knarr FPSO unit. Teekay Offshore incurred capitalized expenditures of $664.7 million, including $215.1 million on the six towing and offshore installation vessels delivered during 2015, $167.0 million on the final installment on the Arendal Spirit UMS, $89.6 million for FSO conversion costs, $88.7 million of upgrade costs on the Petrojarl I FPSO unit, $34.3 million of costs on the three newbuilding shuttle tankers, $34.1 million on the four newbuilding towing and offshore installation vessels and $35.9 million on various other vessel additions and installments. Teekay LNG incurred capital expenditures of $192.0 million primarily relating to newbuilding installments for six of its 11 LNG carrier newbuildings. Teekay Tankers incurred capital expenditures of $847.4 million relating to the acquisition of 12 Suezmax tankers from Principal Maritime Tankers, the acquisition of four LR2 product tankers and one Aframax tanker and other capital expenditures. In addition, we invested $40.6 million in our equity-accounted investees, primarily related to Teekay Offshore’s Libra FPSO joint venture and provided capital to Teekay LNG’s equity accounted investment primarily to prepay debt within the Teekay LNG-Marubeni Joint Venture and we were repaid $53.2 million from our loans to equity-accounted investees. During 2015, Teekay Offshore received proceeds of $8.9 million from the sale of a 1997-built shuttle tanker and Teekay Tankers received proceeds of $11.1 million from the sale of one MR tanker. In addition, Teekay Tankers invested $47.3 million related to the acquisition of SPT during 2015.

During 2014, we incurred capital expenditures for vessels and equipment of $994.9 million, primarily for capitalized vessel modifications and shipyard construction installment payments. This amount primarily consisted of Teekay Parent incurring $626.8 million of capital expenditures primarily for the installment payments and conversion costs of the Knarr FPSO unit, which is not yet fully in service, and Teekay Offshore incurring capitalized expenditures of $59.7 million on the four newbuilding ALP towage vessels, $53.4 million on FSO conversion costs, $11.5 million on installment payments on the UMS and $47.8 million on various other vessel additions. In addition, Teekay LNG incurred capital expenditures of $140.4 million relating to newbuilding installments for its eight LNG newbuildings equipped with the MEGI twin engines, $23.1 million relating to the early termination fee on the termination of the leasing of the RasGas II LNG Carriers (which was capitalized as part of the vessels’ costs), $21.6 million, which is net of $5.4 million owing to Skaugen, to fund Teekay LNG’s acquisition of the Norgas Napa in November 2014, and $3.8 million relating to certain vessel upgrades. In addition, we invested $79.6 million in our equity-accounted investees, primarily related to Teekay Tankers and Teekay Parents’ $60.0 million investment in TIL and Teekay Parents’ $25.0 million in a cost accounted investment. We also advanced $87.1 million to our equity-accounted investees. During 2014, Teekay Parent received proceeds of $11.1 million from the sale of four 2009-built Suezmax tankers and $2.2 million from the sale of an office building, Teekay Offshore received proceeds of $13.4 million from the sale of one 1995-built shutter tanker, and Teekay Tankers received proceeds of $154.0 million from the sale of two VLCCs.

During 2013, we incurred capital expenditures for vessels and equipment of $753.8 million, primarily for capitalized vessel modifications and shipyard construction installment payments. This amount primarily consisted of Teekay Offshore incurring capitalized expenditures of $336.8 million for the construction of four shuttle tankers, $54.3 million for the HiLoad DP Unit and $64.5 million of other vessels additions. In addition, Teekay LNG incurred $58.6 million of capital expenditures for three LNG carriers ordered in July and November 2013 and Teekay Parent incurred $236.1 million of capital expenditures primarily for the installment payments and conversion costs of two FPSO units under construction or upgrade. Teekay LNG invested an aggregate of $308.0 million in a direct financing lease to fund the acquisition of the Awilco LNG Carriers in September and November 2013. Teekay Offshore received aggregate net proceeds of $28.0 million from the sales of a 1992-built shuttle tanker, a 1992-built conventional tanker and two 1995-built conventional tankers. Teekay Tankers received net proceeds of $9.1 million from the sale of a 1998-built conventional tanker and Teekay Parent received net proceeds of $10.3 million from the sale of sub-sea equipment from the Petrojarl I FPSO unit. In addition, we invested $157.8 million in our equity-accounted investees, of which $135.8 million was invested by Teekay LNG to acquire its interest in the Exmar LPG BVBA joint venture (including working capital contribution and acquisition costs).

COMMITMENTS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at December 31, 2015:

							Beyond
	Total	2016	2017	2018	2019	2020	2020
	In millions of U.S. Dollars
Teekay Offshore
Bond repayments (1) (2)	647.9	56.5	77.8	90.5	423.1	—	—
Scheduled repayments of long-term debt (1)	2,050.0	316.1	374.4	345.8	280.3	181.9	551.5
Repayments on maturity of long-term debt (1)	728.7	113.6	184.7	144.1	25.0	40.0	221.3
Chartered-in vessels (operating leases)	125.5	63.3	41.4	16.7	4.1	—	—
Newbuildings installments/conversion costs (3)	1,492.2	974.4	259.5	84.2	174.1	—	—
Share repurchase option (4)	40.2	40.2	—	—	—	—	—

	5,084.5	1,564.1	937.8	681.3	906.6	221.9	772.8

Teekay LNG
Bond repayments (2) (5)	294.0	—	79.2	101.8	—	113.0	—
Scheduled repayments of long-term debt (2) (6)	725.5	127.9	131.5	116.3	70.1	73.3	206.4
Repayments on maturity of long-term debt (2) (6)	996.0	70.4	—	578.4	—	—	347.2
Commitments under capital leases (7)	65.9	7.7	30.9	27.3	—	—	—
Commitments under operating leases (8)	319.6	24.1	24.1	24.1	24.1	24.1	199.1
Newbuildings installments/shipbuilding supervision (9)	3,209.0	555.7	960.6	1,023.4	471.0	198.3	—

	5,610.0	785.8	1,226.3	1,871.3	565.2	408.7	752.7

Teekay Tankers
Scheduled repayments of long-term debt (10) (11)	655.7	174.7	137.3	119.8	111.3	110.0	2.6
Repayments on maturity of long-term debt (10) (11)	510.6	—	77.6	71.1	11.3	—	350.6
Chartered-in vessels (operating leases) (12)	91.5	47.0	18.3	8.3	8.3	8.3	1.3

	1,257.8	221.7	233.2	199.2	130.9	118.3	354.5

Teekay Parent
Bond repayments (13)	592.7	—	—	—	—	592.7	—
Scheduled repayments of long-term debt (13)	33.4	33.4	—	—	—	—	—
Repayments on maturity of long-term debt (13)	246.0	217.8	—	28.2	—	—	—
Chartered-in vessels (operating leases)	18.6	9.1	9.1	0.4	—	—	—
Newbuildings installments (14)	19.9	19.9	—	—	—	—	—
Asset retirement obligation	25.5	—	—	—	—	25.5	—

	936.1	280.2	9.1	28.6	—	618.2	—

Total	12,888.4	2,851.8	2,406.4	2,780.4	1,602.7	1,367.1	1,880.0

(1)

Excludes expected interest of $101.8 million (2016), $84.3 million (2017), $65.3 million (2018), $41.2 million (2019), $23.2 million (2020) and $44.3 million (beyond 2020). Expected interest payments for debts are based on existing interest rates (fixed-rate loans) and LIBOR or NIBOR, plus margins which ranged between 0.30% and 5.75% (variable-rate loans) as at December 31, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Offshore has used as an economic hedge of certain of its variable rate debt.

(2)	Euro-denominated and NOK-denominated obligations are presented in US. Dollars and have been converted using the prevailing exchange rate as of December 31, 2015.
(3)

Consists of Teekay Offshore’s four towing and offshore installation newbuildings, three shuttle tanker newbuildings and two UMS newbuildings, Teekay Offshore’s 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit and the FSO conversion for the Randgrid shuttle tanker. Please read “Item 18 - Financial Statements: Note 16a and b – Commitments and Contingencies – Vessels Under Construction and Joint Ventures.” Teekay Offshore has pre-arranged financing of approximately $592.7 million relating to its capital expenditure commitments for 2016. Teekay Offshore is pursuing additional debt financing for its remaining capital commitments relating to newbuildings on order and conversions and upgrades as at December 31, 2015.

(4)

Relates to a put and call option agreement Teekay Offshore entered into in December 2015 with its 50/50 joint venture partner, OOG, relating to the FPSO conversion for the Libra field. The agreement provides OOG, with a put option to sell 15%, 20% or 25% of the shares in the joint venture to Teekay Offshore for consideration of $24.1 million, $32.1 million and $40.2 million, respectively. The exercise date for the put option was April 25, 2016 with a settlement date on May 25, 2016. The put option was not exercised on April 25, 2016. Please read “Item 18 – Financial Statements: Note 16b – Commitments and Contingencies – Joint Ventures”.

(5)

Excludes expected interest payments of $16.1 million (2016), $12.8 million (2017), $9.2 million (2018), $5.5 million (2019), and $2.7 million (2020). Expected interest payments are based on NIBOR at December 31, 2015, plus margins of up to 5.25% (variable-rate loans). The expected interest payments do not reflect the effect of the related cross-currency swap that Teekay LNG has used as an economic hedge of its foreign exchange and interest rate exposure associated with its NOK-denominated long-term debt.

(6)

Excludes expected interest payments of $29.4 million (2016), $26.9 million (2017), $19.0 million (2018), $11.7 million (2019), $11.0 million (2020), and $34.8 million (beyond 2020). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR or EURIBOR at December 31, 2015, plus margins on debt that has been drawn of up to 2.80% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that Teekay LNG has used as an economic hedge of certain of its variable-rate debt.

(7)

Includes, in addition to lease payments, amounts Teekay LNG may be required to pay to purchase leased vessels at the end of lease terms. The lessor has the option to sell these vessels to Teekay LNG at any time during the remaining lease term; however, in this table, we have assumed that the lessor will not exercise its right to sell the vessels to Teekay LNG until after the lease term expires, which is during 2017 to 2018. The purchase price for any vessel Teekay LNG is required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. Teekay LNG expects to satisfy any such purchase price by assuming the existing vessel financing, although Teekay LNG may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to the assumption of the financing obligations. Please read “Item 18 - Financial Statements: Note 10 – Capital Lease Obligations”.

(8)

Teekay LNG has corresponding leases whereby Teekay LNG is the lessor and expects to receive an aggregate of approximately $281.5 million under these leases from 2016 to 2029. Please read “Item 18 - Financial Statements: Note 9 – Operating and Direct Finance Leases.”

(9)

Between December 2012 and June 2015, Teekay LNG entered into agreements for the construction of 11 LNG newbuildings. The remaining cost for these newbuildings totaled $1.8 billion as of December 31, 2015, including estimated interest and construction supervision fees. In February 2016, Teekay LNG secured financing on its two MEGI LNG carrier newbuildings delivering in 2016 through a sale-leaseback transaction of approximately $179 million per vessel.

As part of the acquisition of an ownership interest in the BG Joint Venture, Teekay LNG agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund Teekay LNG’s proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and Teekay LNG’s proportionate share of newbuilding installments, net of the secured financing, within the joint venture for the LNG carrier newbuildings, totaled $79.0 million. However, as part of this agreement with BG, Teekay LNG expects to recover approximately $18.2 million of the shipbuilding supervision and crew training costs from BG between 2016 and 2019. Teekay LNG’s secured financing of its share of the capital expenditure commitment consists of approximately $166.5 million, relating to its remaining capital expenditure commitments for 2016 - $25.2 million, 2017 - $49.2 million, 2018 - $65.6 million and 2019 - $26.5 million.

In July 2014, the Yamal LNG Joint Venture, in which Teekay LNG has a 50% ownership interest, entered into agreements for the construction of six LNG newbuildings. As at December 31, 2015, Teekay LNG’s 50% share of the remaining cost for these six newbuildings totaled $941.3 million. The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings.

In December 2015, Teekay LNG entered into an agreement with Nogaholding, Samsung and GIC to form a joint venture, Bahrain LNG Joint Venture, in which Teekay LNG has a 30% ownership interest for the development of an LNG receiving and regasification terminal in Bahrain and the supply of a FSU vessel. The terminal will have a capacity of 800 million standard cubic feet per day and will be owned and operated under a twenty-year agreement commencing July 2018. The receiving and regasification terminal is expected to have a fully-built up cost of approximately $872 million. As at December 31, 2015, Teekay LNG’s proportionate share of the costs to be incurred is $261.2 million.

The table above includes our proportionate share of the newbuilding costs, net of secured financing, for the seven newbuilding LPG carriers scheduled for delivery between 2016 and 2018 in the joint venture between Exmar and Teekay LNG. As at December 31, 2015, Teekay LNG’s 50% share of the remaining cost for these seven newbuildings, net of the secured financing within the joint venture, totaled $86.9 million, including estimated interest and construction supervision fees. The joint venture’s secured financing of Teekay LNG’s share of the capital expenditure commitments consists of $56.7 million relating to capital expenditure commitments for 2016. Please read “Item 18 – Financial Statements: Note 16b – Commitments and Contingencies – Joint Ventures.”

Teekay LNG is currently in the process of pursuing additional debt financing for its remaining capital commitments relating to its portion of newbuildings on order as at December 31, 2015.

(10)

Excludes all expected interest payments of $21.0 million (2016), $17.4 million (2017), $13.9 million (2018), $11.0 million (2019), $8.6 million (2020) and $3.4 million (beyond 2020). Expected interest payments under the new loan facility are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.9% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.3% to 2.8% at December 31, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Tankers has used to hedge certain of its floating-rate debt.

(11)

In January 2016, Teekay Tankers entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay Teekay Tankers’ two bridge loan facilities which matured in late January 2016 and Teekay Tankers’ main corporate revolving credit facility, which was scheduled to mature in 2017. The amounts in the table above include the impact of this debt refinancing.

(12)

Excludes payments required if Teekay Tankers executes all options to extend the terms of in-chartered leases. If Teekay Tankers exercise all options to extend the terms of in-chartered leases, Teekay Tankers would expect total payments of $60.2 million (2016), $30.4 million (2017), $16.7 million (2018) and $8.3 million (2019), $8.3 million (2020) and $1.3 million (beyond 2020).

(13)

Excludes expected interest payments of $55.5 million (2016), $51.6 million (2017), $51.0 million (2018), $50.4 million (2019) and $25.2 million (2020). Expected interest payments are based on the existing interest rate for a fixed-rate loan at 8.5% and existing interest rates for variable-rate loans that are based on LIBOR, plus margins which ranged between 1.6% and 3.95% as at December 31, 2015. The expected interest payments do not reflect the effect or related interest rate swaps that Teekay Parent uses as an economic hedge of certain of its variable rate debt.

(14)

Consists of Teekay Parent’s 50% interest in three infield support vessels type ART 100-42 towage newbuildings. Please read “Item 18 - Financial Statements: Note 16b – Commitments and Contingencies – Joint Ventures.”

(15)	As of December 31, 2015, Teekay Parent guaranteed $351.8 million, $88.3 million and $214.5 million of secured debt of Teekay Offshore, Teekay LNG and Teekay Tankers, respectively.

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

The following table presents, by type of vessel, the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2015. Specifically, the table below reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely that an impairment would be recognized in 2016. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

The vessels included in the following table generally include those vessels employed on single-voyage, or “spot” charters, as well as those vessels near the end of existing charters. In addition, the following table also includes vessels on operational contracts with impairment indicators that are unique to those vessels. Such vessels include the Banff FPSO, Hummingbird FPSO and the HiLoad DP unit.

In estimating the future undiscounted cash flows for the above-mentioned FPSO units, we made assumptions and used estimates regarding the following factors: operating costs of the units, level of oil production, average annual oil price, oil field reserves, redeployment of vessels and redeployment rates, amount of capital investments required before deployment to a new field, any idle time before redeployment. Should actual results differ significantly from our estimates and assumptions, we may be required to recognize impairments of the carrying values of the units.

In late-December 2014, Petrobras notified Teekay Offshore that the HiLoad DP unit that Teekay Offshore had anticipated Petrobras would charter had not met certain test criteria required by Petrobras to commence Brazilian offshore operations. Teekay Offshore disputes the repudiation of the contract by Petrobras and is pursuing a claim for damages against Petrobras. Teekay Offshore continues to believe in the application of HiLoad DP technology for safe and economical offshore loading operations and is currently pursuing various employment alternatives for the unit. Should this assessment change, we may be required to recognize an impairment of both the carrying value of the HiLoad DP unit, which carrying value as of December 31, 2015 was $51.6 million, and the carrying value of our investment in Remora AS, which carrying value as of December 31, 2015 was $3.7 million.

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

(in thousands of U.S. dollars, except number of vessels) Type of Vessel	Number of Vessels	Market Values (1) $	Carrying Values $
Shuttle Tankers and HiLoad Unit (2)	2	76,441	78,019
FPSO Unit (2)	1	212,000	274,657
FPSO Unit (3)	1	217,000	220,553
Liquefied Natural Gas Carriers (3)	2	107,743	164,784
Conventional Tankers (2)	2	33,500	43,367
Conventional Tankers (3)	37	1,442,890	1,623,629

(1)

Market values are based on second-hand market comparable values or using a depreciated replacement cost approach as at December 31, 2015. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values for our shuttle tankers, FSO units and FPSO units may involve considerable judgment, given the illiquidity of the second-hand market for these types of vessels. The estimated market values for the HiLoad DP unit in the table above was based on the present value of expected future cash flows given that there are no market comparable values for this unit. The estimated market values for the FSO units in the table above were based on second-hand market comparable values for similar vessels. Given the advanced age of these vessels, the estimated market values substantially reflect the price of steel and amount of steel in the vessel. The estimated market values for the shuttle tankers were based on second-hand market comparable values for conventional tankers of similar age and size, adjusted for shuttle tanker specific functionality.

(2)	Undiscounted cash flows for these vessels are marginally greater than their carrying values.
(3)	Undiscounted cash flows for these vessels are significantly greater than their carrying values.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 20 to 25 years for conventional tankers and shuttle tankers, 20 to 25 years for FPSO units, and 30 years for LPG carriers and 35 years for LNG carriers, commencing at the date the vessel was originally delivered from the shipyard. FSO units are depreciated over the term of the contract. UMS are depreciated over an estimated useful life of 35 years commencing the date the unit is delivered from the shipyard. Towage vessels are depreciated over an estimated useful life of 25 years commencing the date the vessel is delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, redeployment assumptions for vessels on long-term charter and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

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

Judgments and Uncertainties. Amortization of capitalized dry-dock expenditures requires us to estimate the period of the next dry-docking and useful life of dry-dock expenditures. While we typically dry dock each vessel every two and a half to five years and have a shipping society classification intermediate survey performed on our LNG and LPG carriers between the second and third year of the five-year dry-docking period, we may dry dock the vessels at an earlier date, with a shorter life resulting in an increase in the depreciation.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next dry-dock date for a vessel, we will adjust our annual amortization of dry-docking expenditures.

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

Effect if Actual Results Differ from Assumptions. As of December 31, 2015, we had three reporting units with goodwill attributable to them. As of the date of this Annual Report, we do not believe that there is a reasonable possibility that the goodwill attributable to our three reporting units with goodwill attributable to them might be impaired within the next year. However, certain factors that impact our goodwill impairment tests are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Please read “Part I—Forward-Looking Statements.”

Valuation of Derivative Financial Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. In addition, we have stock purchase warrants, a type of option agreement, to acquire up to an additional 1.5 million shares of TIL’s common stock at a fixed price. See “Item 18 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities”. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of income. Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income and are reclassified to earnings in the consolidated statement of income when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If we determine that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements and our holding of stock purchase warrants. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of us and the swap counterparties. The estimated amount for interest rate swaps is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date. For the stock purchase warrants, we take into account the stock price of TIL, the expected volatility of the TIL stock price and an estimate of the risk-free rate over the term of the warrants.

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

The fair value of our TIL stock purchase warrants at the end of each period is most significantly impacted by the stock price of TIL and the expected future volatility of the TIL stock price. TIL seeks to opportunistically acquire, operate and sell modern second hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. Pending such transactions, TIL is employing its oil tankers on the spot market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the value of TIL’s vessels, TIL’s stock price and the value of the stock purchase warrants we hold.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements or sell the stock purchase warrants at the reporting date, the amount we would pay or receive to terminate the derivative instruments and the amount we would receive upon sale of the stock purchase warrants may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Item 18 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities” for the effects on the change in fair value of our derivative instruments on our consolidated statements of income.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2015 are listed below:

Name	Age	Position
C. Sean Day	66	Director and Chair of the Board
Peter Evensen	57	Director, President and Chief Executive Officer
Axel Karlshoej	75	Director and Chair Emeritus
Peter S. Janson	68	Director
Thomas Kuo-Yuen Hsu	69	Director
Eileen A. Mercier	68	Director
Bjorn Moller	58	Director
Tore I. Sandvold	68	Director
Alan Semple	56	Director(1)
Bill Utt	58	Director(1)
Arthur Bensler	58	Executive Vice President, Secretary and General Counsel
William Hung	44	Executive Vice President, Strategic Development(2)
Kenneth Hvid	47	President and Chief Executive Officer, Teekay Offshore Group Ltd
Mark Kremin	45	President, Teekay Gas Services, a division of Teekay (3)
Vincent Lok	47	Executive Vice President and Chief Financial Officer
Peter Lytzen	58	Executive Committee Member, Teekay Offshore Group Ltd
Kevin Mackay	47	President and Chief Executive Officer, Teekay Tanker Services, a division of Teekay
Ingvild Saether	47	Executive Committee Member, President of TOL, Teekay Offshore Group Ltd.

(1)	Appointed to this position effective December 9, 2015.

(2)	Appointed to this position effective February 22, 2016.
(3)	Appointed to this position effective December 17, 2015.

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as a Teekay director since 1998 and as our Chairman of the Board since 1999. Mr. Day also serves as Chairman of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P and was Chairman of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., from 2004 until 2015, where he continues to serve as a director. He has served as Chairman of Teekay Tankers Ltd from 2007 until 2013. From 1989 to 1999, Mr. Day was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to Navios, Mr. Day held a number of senior management positions in the shipping and finance industries. He currently serves as a director of Kirby Corporation and is Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Resolute Investments, Ltd., our largest shareholder, to oversee its investments, including that in the Teekay group of companies.

Peter Evensen joined Teekay in 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President in 2004 and was appointed Executive Vice President and Chief Strategy Officer in 2006. In April 2011, he became a Teekay director and assumed the position of President and Chief Executive Officer. Mr. Evensen also serves as Chief Executive Officer and Chief Financial Officer and a director of Teekay GP L.L.C. and as Chief Executive Officer and Chief Financial Officer and a director of Teekay Offshore GP L.L.C. He served as a director of Teekay Tankers Ltd. from October 2007 until June 2013 and again from June 2015 to present. Mr. Evensen has over 30 years of experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

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

Eileen A. Mercier has served as a Teekay director since 2000. She has over 40 years of experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. She formed her own management consulting company, Finvoy Management Inc., and acted as President from 1995 to 2003. She currently serves as Chair of The Canadian Payments Association, trustee of The University Health Network, director and Chair of the Audit Committee for Intact Financial Corporation and director of the Royal Conservatory of Music. Ms. Mercier is the former Chair of the Ontario Teachers’ Pension Plan.

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

Alan Semple joined the Teekay board on December 9, 2015. Mr. Semple brings over 29 years of finance experience primarily in the energy industry, to the Teekay Board. He was formerly Director and Chief Financial Officer at John Wood Group PLC (Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in May 2015. Prior to this, he held a number of senior finance roles in the Wood Group from 1996. Mr. Semple currently serves on the Board of Cobham PLC, where he is the Chairman of the Audit Committee.

Bill Utt joined the Teekay board on December 9, 2015. Mr. Utt brings over 31 years of engineering and energy industry experience to the Teekay Board. From 2006 until his retirement in 2014, he served as Chairman, President and Chief Executive Officer of KBR Inc., a global engineering, construction and services company. From 1995 to 2006, Mr. Utt served as the President and CEO of SUEZ Energy North America and President and CEO of Tractebel’s North American energy businesses. Prior to 1995, he held senior management positions with CRSS, Inc., which was a developer and operator of independent power and industrial energy facilities prior to its merger with Tractebel in 1995. Mr. Utt also currently serves as Lead Director on the Board of Directors at Cobalt International Energy and is a member of the Board of Directors for Brand Energy & Infrastructure Services, a Clayton, Dubilier & Rice, LLC portfolio company.

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

William Hung joined Teekay in 1995 and since February 22, 2016 has served as Executive Vice President, Strategic Development. Prior to this position, Mr. Hung had worked in a variety of roles at Teekay including Chartering, Business Development, Finance and Accounting, Commercial and Strategic Development. Additionally, Mr. Hung has served as Chief Executive Officer of Tanker Investments Ltd. since January 2014.

Kenneth Hvid was appointed President and CEO of Teekay Offshore Group Ltd, a company that provides services to Teekay Offshore Holdings L.L.C., in May 2015 and has served as a director of Teekay Offshore GP L.L.C. since 2011. He joined Teekay in 2000 and was responsible for leading our global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of our Teekay Navion Shuttle Tankers and Offshore division. In that role he was responsible for our global shuttle tanker business as well as initiatives in the floating storage and off-take business and related offshore activities. Mr. Hvid served as Executive Vice President and Chief Strategy Officer from 2011 to December 2015 and as director of Teekay GP L.L.C. from 2011 to June 2015. Mr. Hvid has 27 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P.&.I. (Bermuda) Ltd.

Mark Kremin was appointed President of Teekay Gas Services on December 17, 2015. Mark Kremin has 20 years of experience in the shipping industry. In 2000, he joined Teekay as in-house counsel. In 2006, he was promoted to Vice President, Teekay Gas. He represents Teekay Gas on the boards of joint ventures with partners in Bahrain, Belgium, China, Indonesia, Japan and Qatar. Prior to joining Teekay, Mr. Kremin was an attorney in an admiralty law firm in Manhattan. Prior to attending law school in New York City, he worked for a leading owner and operator of containerships.

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

Peter Lytzen was appointed Executive Committee Member of Teekay Offshore Group Ltd. in March 2016. He joined Teekay Petrojarl ASA as President and Chief Executive Officer in 2007. Mr. Lytzen’s experience includes over 30 years in the offshore oil and gas industry and he joined Teekay Petrojarl from Maersk Contractors, where he most recently served as Vice President of Production. In that role, he held overall responsibility for Maersk Contractors’ technical tendering, construction and operation of FPSO units and other offshore production solutions. He first joined Maersk in 1987 and held progressively responsible positions throughout the organization.

Kevin Mackay was appointed as President and Chief Executive Officer of Teekay Tankers Ltd., a company controlled by Teekay, on June 20, 2014. Mr. Mackay joined Teekay Tankers from Phillips 66, where he headed the global marine business unit and held a similar role as the General Manager, Commercial Marine at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then joined AET Inc. Limited (AET) (formerly American Eagle Tankers Inc.) in Houston, becoming the Regional Director—Americas, Senior Vice President. Mr. Mackay holds a B.Sc. (Econ) Honours from the London School of Economics & Political Science and has extensive international experience.

Ingvild Sæther was appointed Executive Committee Member and President, Teekay Offshore Logistics of Teekay Offshore Group Ltd. in March 2016. She joined Teekay in 2002 as a result of Teekay’s acquisition of Navion AS from Statoil ASA. Ms. Sæther held various management positions in Teekay’s conventional tanker business until 2007, when she assumed the commercial responsibility for Teekay’s shuttle tanker activities in the North Sea. Effective April 1, 2011, Ms. Sæther assumed the position of President, Teekay Offshore Logistics and is responsible for our global shuttle tanker business as well as initiatives in the floating storage and off take business and related offshore activities. Ingvild Sæther has more than 25 years of experience from the shipping and offshore sector, and has been engaged in various boards and associations related to the industry.

Compensation of Directors and Senior Management

Director Compensation

During 2015, the eleven non-employee directors received, in the aggregate, approximately $1.265 million in cash fees for their service as directors, plus reimbursement of their out-of-pocket expenses. Each non-employee director, other than the Chair of the Board, receives an annual cash retainer of $90,000. The Chair of the Board receives an annual cash retainer of $375,000. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $10,000. The Chairs of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $20,000, $17,500 and $15,000, respectively.

Each non-employee director, other than the Chair of the Board, also received a $110,000 annual retainer to be paid by way of a grant of, at the director’s election, restricted stock or stock options under our 2013 Equity Incentive Plan. Pursuant to this annual retainer, during 2015 we granted stock options to purchase an aggregate of 48,662 shares of our common stock at an exercise price of $43.99 per share and 11,250 shares of restricted stock. During 2015, the Chair of the Board received a $495,000 annual retainer in the form of 11,252 shares of restricted stock under our 2013 Equity Incentive Plan. The stock options described in this section expire March 9, 2025, ten years after the date of their grant. The stock options and restricted stock vest as to one-third of the shares on each of the first three anniversaries of their respective grant dates.

Annual Executive Compensation

The aggregate compensation earned by Teekay’s nine executive officers listed above (or the Executive Officers) for 2015, and excluding equity-based compensation described below, was $7.4 million. This is comprised of base salary ($3.3 million), annual bonus ($3.5 million) and pension and other benefits ($0.6 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an average exchange rate of 1.28 Canadian Dollars for each U.S. Dollar for 2015. Teekay’s annual bonus plan considers company performance, team performance, and individual performance (through comparison to established targets).

Long-Term Incentive Program

Teekay’s long-term incentive program focuses on the returns realized by our shareholders and is intended to acknowledge and retain those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of stock option grants, restricted stock units and performance share units. All grants in 2015 were made under our 2013 Equity Incentive Plan.

During March 2015, we granted stock options to purchase an aggregate of 216,513 shares of our common stock at an exercise price of $43.99, 64,476 shares of restricted stock units and 61,774 performance shares to the Executive Officers under our 2013 Equity Incentive Plan. The stock options expire March 9, 2025, ten years after the date of grant. The stock options and restricted stock units vest as to one-third of the shares on each of the first three anniversaries of their grant dates. Performance shares have a bullet vesting at the end of the two or three year performance cycle if the performance conditions are met.

During March 2016, we granted stock options to purchase an aggregate of 184,725 shares of our common stock at an exercise price of $9.44, 58,427 shares of restricted stock units and 311,691 performance shares to the Executive Officers under our 2013 Equity Incentive Plan. The stock options expire March 7, 2026, ten years after the date of grant. The stock options and restricted stock units vest as to one-third of the shares on each of the first three anniversaries of their grant dates. Performance shares have a bullet vesting at the end of the three year performance cycle if the performance conditions are met.

Options to Purchase Securities from Registrant or Subsidiaries

In March 2013, we adopted the 2013 Equity Incentive Plan (or the 2013 Plan) and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). As at December 31, 2015, we had reserved pursuant to our 2013 Plan 4,527,282 shares (December 2014 – 4,009,878) of common stock.

During 2015, 2014 and 2013, we granted options under the 2013 Plan to acquire up to 265,135, 15,243 and 72,810 shares of Common Stock, respectively, to eligible officers, employees and directors. Each option under the Plans has a 10-year term and vests equally over three years from the grant date. The outstanding options under the Plans as at December 31, 2015 are exercisable at prices ranging from $11.84 to $56.76 per share, with a weighted-average exercise price of $36.84 per share, and expire between March 10, 2016 and March 11, 2025.

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

Board Practices

As at December 31, 2015, the Board of Directors consisted of 10 members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualified.

Directors Peter S. Janson, Eileen A. Mercier and Tore I. Sandvold have terms expiring in 2016. Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej, Bjorn Moller, and Peter Evensen have terms expiring in 2017. Directors Alan Semple, Bill Utt, and C. Sean Day have terms expiring in 2018.

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

The Board of Directors has three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2015 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Centre of our website at www.teekay.com. During 2015, the Board held five meetings. Each director attended all Board meetings, except for two directors who did not attend one meeting each. Each Audit Committee member, Compensation and Human Resources Committee member, and Nominations and Governance Committee member attended all applicable committee meetings.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee is currently comprised of Eileen A. Mercier (Chairman), Peter S. Janson, and Alan Semple. All members of the committee are financially literate and the Board has determined that Ms. Mercier qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

Our Compensation and Human Resources Committee is composed entirely of directors who satisfy applicable NYSE compensation committee independence standards. This committee is currently comprised of Peter S. Janson (Chairman), C. Sean Day, Axel Karlshoej and William Utt.

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

Our Nominating and Governance Committee is currently comprised of Bjorn Moller (Chairman), Tore I. Sandvold, Eileen A. Mercier and Thomas Kuo-Yuen Hsu.

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

Crewing and Staff

As at December 31, 2015, we employed approximately 6,500 seagoing and 1,100 shore-based personnel, compared to approximately 5,900 seagoing and 900 shore-based personnel as at December 31, 2014, and approximately 5,700 seagoing and 900 shore-based personnel as at December 31, 2013.

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

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of December 31, 2015, of our common stock by the directors and Executive Officers as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power over or (b) has the right to acquire as of February 29, 2016 (60 days after December 31, 2015) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned	Percent of Class
All directors and executive officers as a group (18 persons)(1)	2,729,591(3)	3.8%(2)

(1)

Includes 1,809,209 shares of common stock subject to stock options exercisable as of March 1, 2016 under our equity incentive plans with a weighted-average exercise price of $36.54 that expire between March 7, 2016 and March 11, 2024. Excludes 222,606 shares of common stock subject to stock options that may become exercisable after March 1, 2016 under the plans with a weighted average exercise price of $43.91, that expire between March 12, 2023 and March 9, 2025. Excludes shares held by our largest shareholder, Resolute Investments, Ltd. (or Resolute), whose ultimate parent is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Our Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including those in the Teekay group of companies. Another of our directors, Bjorn Moller, is a director of Kattegat Limited.

(2)

Based on a total of 72.7 million outstanding shares of our common stock as of December 31, 2015. Each director and Executive Officer beneficially owns less than 1% of the outstanding shares of common stock.

(3)

Each director is expected to have acquired shares having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) no later than March 1, 2016 or the fifth anniversary of the date on which the director joined the Board, whichever is later. In addition, each Executive Officer is expected to acquire shares of Teekay’s common stock equivalent in value to one to three times their annual base salary by 2017 or, for executive officers subsequently joining Teekay or achieving a position covered by the guidelines, within five years after the guidelines become applicable to them.

Item 7.	Major Shareholders and Certain Relationships and Related Party Transactions

Major Shareholders

The following table sets forth information regarding beneficial ownership, as of March 1, 2016, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 30, 2016 (60 days after March 1, 2016) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class(4)
Resolute Investments, Ltd.(1)	28,430,242	39.1%
Neuberger Berman Group LLC(2)	5,599,871	7.7%
J.P. Morgan Chase & Co(3)	4,738,874	6.5%

(1)

Includes shared voting and shared dispositive power. The ultimate controlling person of Resolute Investments, Ltd. (or Resolute) is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based in part on the Schedule 13D/A (Amendment No. 8) filed by Resolute and Path with the SEC on December 30, 2015. Resolute’s beneficial ownership was 39.1% on March 1, 2016, and 34.8% on March 1, 2015. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Our Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including those in the Teekay group of companies. Another of our directors, Bjorn Moller, is a director of Kattegat Limited.

(2)	Includes shared voting power and shared dispositive power. This information is based on the Schedule 13G/A (Amendment No. 6) filed by this investor with the SEC on February 09, 2016.
(3)	Includes shared voting power and shared dispositive power. This information is based on the Schedule 13G filed by this investor with the SEC on February 1, 2016.
(4)	Based on a total of 72.7 million outstanding shares of our common stock as of March 1, 2016.

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

Our Major Shareholder

As of March 1, 2016, Resolute owned approximately 39.1% of our outstanding common stock. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Our Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies. Another of our directors, Bjorn Moller, is a director of Kattegat Limited. Please read “Item 18. Financial Statements: Note 13—Related Party Transactions.”

Our Directors and Executive Officers

C. Sean Day, the Chairman of Teekay’s board of directors, is also the Chairman of Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore) and a director of Teekay GP L.L.C. (the general partner of Teekay LNG). He also served as Chairman of Teekay GP L.L.C from 2004 until 2015. He was also the Chairman of Teekay Tankers Ltd. from 2007 until 2013. Bjorn Moller is one of Teekay’s current directors and is also a director of Teekay Tankers Ltd. Mr. Moller is also a director of Kattegat Limited, the parent company of Resolute, our largest shareholder. Peter Evensen, a Teekay director and President and Chief Executive Officer of Teekay, is a director of Teekay Tankers and the Chief Executive Officer and Chief Financial Officer and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. In June 2013, Arthur Bensler, Teekay’s Executive Vice President, Secretary and General Counsel, has served as the Chairman of Teekay Tankers Ltd. since June 2013.

Vincent Lok, Teekay’s Executive Vice President and Chief Financial Officer, is also the Chief Financial Officer of Teekay Tankers Ltd. He is also a director of Teekay GP L.L.C. Kenneth Hvid is a director of Teekay Offshore GP L.L.C. and was Teekay’s Executive Vice President and Chief Strategy Officer until December 2015. Mr Hvid was also a director of Teekay GP L.L.C until June 2015. Kevin Mackay is the President and Chief Executive Officer of Teekay Tankers Ltd. and Chief Executive Officer of Teekay Tanker Services, a division of Teekay. Because the executive officers of Teekay Tankers and of the general partners of Teekay Offshore and Teekay LNG are employees of Teekay or other of its subsidiaries, their compensation (other than any awards under the respective long-term incentive plans of Teekay Tankers, Teekay Offshore and Teekay LNG) is set and paid by Teekay or such other applicable subsidiaries.

Pursuant to agreements with Teekay, each of Teekay Tankers, Teekay Offshore and Teekay LNG have agreed to reimburse Teekay or its applicable subsidiaries for time spent by the Executive Officers on management matters of such public company subsidiaries. For 2015, these reimbursement obligations totaled approximately $1.4 million, $2.2 million, and $1.7 million, respectively, for Teekay Tankers, Teekay Offshore and Teekay LNG, and are included in amounts paid as strategic fees under the management agreement for Teekay Tankers and the services agreements for Teekay Offshore and Teekay LNG described below. For 2014 and 2013, these reimbursement obligations for Teekay Tankers, Teekay Offshore and Teekay LNG totaled $1.2 million, $3.7 million, and $2.5 million, and $3.0 million, $3.8 million, and $3.2 million, respectively.

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

As of March 1, 2016, we owned shares of Teekay Tankers’ Class A and Class B common stock that represented an ownership interest of 25.9% and voting power of 53.6% of Teekay Tankers’ outstanding common stock.

Until December 31, 2012, Teekay Tankers distributed to its shareholders on a quarterly basis all of its Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of the business. Cash Available for Distribution represented Teekay Tankers’ net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by Teekay Tankers from us, prior to their acquisition by Teekay Tankers, for the period when these vessels were owned and operated by us. Effective January 1, 2013, Teekay Tankers changed to a fixed dividend policy of $0.12 per share per annum. Effective December 14, 2015, Teekay Tankers changed its dividend policy, under which Teekay Tankers intends to pay out 30 to 50 percent of its quarterly adjusted net income, with a minimum quarterly dividend of $0.03 per share, subject to any reserves determined to be required by its Board of Directors. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. We received distributions from Teekay Tankers of $3.9 million, $2.6 million and $2.5 million in 2015, 2014 and 2013, respectively.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Results of Operations - Recent Developments in Teekay Tankers” for additional information.

Teekay Offshore and Teekay LNG

Teekay Offshore is a NYSE-listed, Marshall Islands limited partnership, which we formed to further develop our operations in the offshore market. Teekay Offshore is an international provider of marine transportation and storage services to the offshore oil industry. We own and control Teekay Offshore’s general partner, and as of March 1, 2016, we owned a 35% limited partner and a 2% general partner interest in Teekay Offshore.

Teekay LNG is a NYSE-listed, Marshall Islands limited partnership, which we formed to expand our operations in the LNG shipping sector. Teekay LNG is an international provider of marine transportation services for LNG, LPG and crude oil. We own and control Teekay LNG’s general partner, and as of March 1, 2016, we owned a 31.1% limited partner interest and a 2% general partner interest in Teekay LNG.

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

Teekay received total distributions, including incentive distributions, from Teekay Offshore of $84.1 million, $70.8 million, and $62.3 million, respectively, with respect to 2015, 2014, and 2013.

Teekay received total distributions, including incentive distributions, from Teekay LNG of $105.3 million, $100.7 million, and $92.2 million, respectively, with respect to 2015, 2014, and 2013.

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

Time Chartering and Bareboat Chartering Arrangements

Teekay charters in from or out to its public company subsidiaries certain vessels, including the following charter arrangements:

•

During 2015, four of Teekay Offshore’s conventional tankers were chartered out to Teekay subsidiaries under long-term time charters. Two of Teekay Offshore’s shuttle tankers are chartered out to Teekay subsidiaries under long-term bareboat charters. One and two of Teekay Offshore’s shuttle tankers were chartered out to Teekay subsidiaries under short-term projects during 2015 and 2013, respectively. Pursuant to these charter contracts, Teekay Offshore earned voyage revenues of $55.6 million, $56.5 million, and $70.2 million, respectively, for 2015, 2014, and 2013.

•

During 2015, three (three in 2014, two in 2013) of Teekay Offshore’s FSO units were chartered out to Teekay subsidiaries under long-term bareboat charters. Pursuant to these charter contracts, Teekay Offshore earned voyage revenues of $12.9 million, $10.5 million, and $11.2 million, respectively, for 2015, 2014, and 2013.

•

Since April 2008, Teekay has chartered in from Teekay LNG the LNG carriers Arctic Spirit and Polar Spirit under a fixed-rate time charter for a period of ten years, plus options exercisable by Teekay to extend up to an additional 15 years. During 2015, 2014, and 2013, Teekay LNG earned revenues of $35.9 million, $37.6 million, and $34.6 million, respectively, under these time-charter contracts.

Services, Management and Pooling Arrangements

Services Agreements. In connection with their initial public offerings in May 2005 and December 2006, respectively, and subsequent thereto, Teekay LNG and Teekay Offshore and certain of their subsidiaries have entered into services agreements with certain other subsidiaries of Teekay, pursuant to which the other Teekay subsidiaries provide to Teekay LNG, Teekay Offshore and their subsidiaries administrative, advisory and technical and ship management services. These services are provided in a commercially reasonable manner and upon the reasonable request of the general partner or subsidiaries of Teekay LNG or Teekay Offshore, as applicable. The other Teekay subsidiaries that are parties to the services agreements provide these services directly or subcontract for certain of these services with other entities, including other Teekay subsidiaries. Teekay LNG and Teekay Offshore pay arm’s-length fees for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the other Teekay subsidiaries incur in providing these services. During 2015, 2014, and 2013, Teekay LNG and Teekay Offshore incurred expenses of $34.4 million, $26.4 million, and $22.8 million; and $84.9 million, $75.7 million, and $64.4 million, respectively, for these services.

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

In return for services under the management agreement, Teekay Tankers pays the Manager an agreed-upon fee for commercial services (other than for Teekay Tankers vessels participating in pooling arrangements), a technical services fee equal to the average rate Teekay charges third parties to technically manage their vessels of a similar size, and fees for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. During 2015, 2014, and 2013, Teekay Tankers incurred $15.4 million, $14.3 million, and $16.4 million, respectively, for these services.

The management agreement also provides for the payment of a performance fee in order to provide the Manager an incentive to increase cash available for distribution to Teekay Tankers’ shareholders. Teekay Tankers did not incur any performance fees for 2015, 2014 or 2013.

Pooling Arrangements. Certain Aframax tankers, Suezmax tankers and LR2 product tankers of Teekay Tankers participate in vessel pooling arrangements managed by other Teekay subsidiaries. The pool managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from to $275 (for the LR2 product tanker pool), $325 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of Teekay Tankers’ vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the pool participants according to an agreed formula. Teekay Tankers incurred pool management fees during 2015, 2014, and 2013 of $10.4 million, $5.3 million and $4.0 million, respectively.

Relationship with Tanker Investments Ltd. (TIL)

In January 2014, Teekay and Teekay Tankers formed TIL. For information about our relationship with TIL, please read “Item 18. Financial Statements: Note 3(e)–Investments.”

Item 8.	Financial Information

Consolidated Financial Statements and Notes

Please see Item 18 below for additional information required to be disclosed under this Item.

Legal Proceedings

From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We believe that any adverse outcome of existing claims, other than with respect to the items noted in “Item 18. Financial Statements: Note 16 (c)—Legal Proceedings and Claims”, individually or in the aggregate, would not have a material effect on our financial position, results of operations or cash flows, when taking into account our insurance coverage and rights to see indemnification from charterers. For information about recent legal proceedings, please read “Item 18. Financial Statements: Note 16 (c)—Legal Proceedings and Claims.”

Dividend Policy

Commencing with the quarter ended September 30, 1995, we declared and paid quarterly cash dividends in the amount of $0.1075 per share on our common stock. We increased our quarterly dividend from $0.1375 to $0.2075 per share in the fourth quarter of 2005, from $0.2075 to $0.2375 in the fourth quarter of 2006, from $0.2375 to $0.275 in the fourth quarter of 2007, and from $0.275 to $0.31625 in the fourth quarter of 2008. Effective for the quarterly distribution for the second quarter of 2015, we increased our quarterly dividend from $0.31625 to $0.55 per common share. Effective for the quarterly distribution for the fourth quarter of 2015, we decreased our quarterly cash distribution from $0.55 per common share to $0.055 per common share.

Our quarterly dividend payment is primarily based on the cash flow contributions from our general partner and limited partner interests in Teekay Offshore and Teekay LNG, together with other dividends received, after deductions for parent company level corporate general and administrative expenses and any reserves determined to be required by our Board of Directors. Based on the upcoming equity capital requirements for our committed growth projects, coupled with the uncertainty regarding how long it will take for the energy and capital markets to normalize, we believe that it is in the best interests of our shareholders to conserve more of our internally generated cash flows to fund future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, Teekay Offshore temporarily reduced its quarterly cash distribution per common unit to $0.11 from $0.56. Teekay LNG temporarily reduced its quarterly cash distribution per common unit to $0.14 from $0.70, and we temporarily reduced our quarterly cash distribution per common share to $0.055 from $0.55.

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

Years Ended	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
High	$51.39	$67.98	$48.13	$36.60	$37.93
Low	$6.65	$44.01	$32.49	$24.89	$20.67

Quarters Ended	Mar. 31, 2016	Dec. 31, 2015	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	Jun. 30, 2014	Mar. 31, 2014
High	$10.23	$35.93	$44.58	$51.39	$51.20	$67.97	$67.98	$62.67	$60.42
Low	$4.37	$6.65	$28.36	$42.22	$41.12	$44.01	$49.63	$54.82	$46.59

Months Ended	Mar. 31, 2016	Feb. 29, 2016	Jan. 31, 2016	Dec. 31, 2015	Nov. 30, 2015	Oct. 31, 2015
High	$10.20	$8.58	$10.23	$28.19	$32.95	$35.93
Low	$7.59	$5.34	$4.37	$6.65	$27.07	$29.26

Item 10.	Additional Information

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

(n)	Indenture dated January 27, 2010 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for U.S. $450,000,000 8.5% Senior Unsecured Notes due 2020.

(o)	Agreement, dated October 5, 2012, for NOK 700,000,000 Senior Unsecured Bonds due October 2015, among us and Norsk Tillitsmann ASA. All payments are at NIBOR plus 4.75% per annum.

(p)	2013 Equity Incentive Plan.

(q)	Agreement, dated December 21, 2012 for a U.S. $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(r)	Amendment Agreement, dated December 18, 2013 for a U.S. $300,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(s)	Agreement, dated February 24, 2014 for a U.S. $815,000,000 Secure Term Loan Facility Agreement among Knarr L.L.C., Citibank, N.A. and others.

(t)	Agreement dated July 7, 2014; between Teekay LNG Operating L.L.C. and China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C. in connection with the Yamal LNG Project.

(u)

Agreement dated December 17, 2014, for a U.S. $450,000,000 secured loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. The loan bears interest at LIBOR plus a margin of 1.85%. The facility requires quarterly repayments, with a bullet payment in 2026.

(v)	Amendment Agreement No. 2, dated December 19, 2014 for a U.S. $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(w)	Amendment Agreement No. 3, dated October 5, 2015 for a U.S. $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(x)	Amendment Agreement No. 4, dated December 17, 2015 for a U.S. $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(y)	First Supplemental Indenture dated November 16, 2015 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for U.S. $200,000,000 8.5% Senior Unsecured Notes due 2021.

(z)	Agreement, dated July 31, 2015, among OOGTK Libra GmbH & Co KG, ABN AMRO Bank N.V. and various other banks for a U.S. $803,711,786.92 term loan due 2027.

(aa)	Purchase Agreement, dated as of November 10, 2015, between Teekay Corporation and J.P. Morgan Securities LLC, for itself and on behalf of the several initial purchasers listed in Schedule 1 thereto.

(ab)

Registration Rights Agreement, dated November 16, 2015 by and among Teekay Corporation and J.P. Morgan Securities LLC, for itself and as representative of the several initial purchasers listed in Schedule 1 thereto.

(ac)

Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016 between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks, for a $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021.

Exchange Controls and Other Limitations Affecting Security Holders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to holders of our securities that are non-resident and not citizens.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of The Marshall Islands or our Articles of Incorporation and Bylaws.

Taxation

Teekay Corporation was incorporated in the Republic of Liberia on February 9, 1979 and was domesticated in the Republic of The Marshall Islands on December 20, 1999. Its principal executive offices located in Bermuda. The following provides information regarding taxes to which a U.S. Holder of our common stock may be subject.

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

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of that partnership’s partner generally will depend upon the status of such partner and the activities of such partnership. Partners in partnerships holding our common stock should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our common stock.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each shareholder is urged to consult its own tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of the ownership or disposition of our common stock.

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

Distributions

Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain, which will be either long term or short term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common stock will be treated as foreign source income and generally will be treated as “passive category income”.

Subject to holding period requirements and certain other limitations, dividends received with respect to our common stock by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below). Any dividends received with respect to our common stock not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is, a dividend with respect to a share of common stock if the amount of the dividend is equal to or in excess of 10% of a common shareholder’s adjusted basis (or fair market value in certain circumstances) in such common stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of the amount of such dividend.

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

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our common stock and our publicly traded securities may be treated as reflecting the value of our assets, and our publicly traded subsidiaries’ assets, respectively, at any given time. Therefore, a decline in the market value of our common stock, or our publicly traded subsidiaries, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries assets, income or operations.

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

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF Elections, Mark-to-Market Elections and other available elections with respect to us and our subsidiaries, and the U.S. federal income tax consequences of making such elections.

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

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

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

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the Public Reference Section of the SEC at 100F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

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

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry docking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, Brazilian Real, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following nine to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at December 31, 2015, we had the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (1)	Average Forward Rate (2)	Fair Value / Carrying Amount of Asset (Liability) (3) $	Expected Maturity

				2016 (3)	2017 (3)
				$	$
Euro	11,103	0.91	(45)	12,153	—
Norwegian Kroner	1,105,000	7.72	(18,005)	100,812	42,274
Singapore Dollar	22,442	1.36	(776)	16,537	—

			(18,826)	129,502	42,274

(1)	Foreign currency contract amounts in thousands.
(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
(3)	Contract amounts and fair value amounts in thousands of U.S. Dollars.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at December 31, 2015, we had Euro-denominated term loans of 222.7 million Euros ($241.8 million). We receive Euro-denominated revenue from certain of our time charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps in connection with our NOK bond issuances, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2016 through 2020. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our NOK-denominated bonds. As at December 31, 2015, we were committed to the following cross currency swaps:

Notional Amount NOK (1)	Notional Amount USD (1)	Floating Rate Receivable		Fixed Rate Payable
		Reference Rate	Margin		Fair Value (1)	Remaining Term (years)
500,000	89,710	NIBOR	4.00%	4.94%	(33,714)	0.1
600,000	101,351	NIBOR	5.75%	7.49%	(36,505)	1.1
700,000	125,000	NIBOR	5.25%	6.88%	(49,703)	1.3
800,000	143,536	NIBOR	4.75%	6.07%	(56,985)	2.1
900,000	150,000	NIBOR	4.35%	6.43%	(54,027)	2.7
1,000,000	162,200	NIBOR	4.25%	6.42%	(56,124)	3.1
1,000,000	134,000	NIBOR	3.70%	5.92%	(25,052)	4.4

					(312,110)

(1)	In thousands of Norwegian Kroner and U.S. Dollars.

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

The table below provides information about our financial instruments at December 31, 2015, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

			Expected Maturity Date					Fair Value Asset /
	2016	2017	2018	2019	2020	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars)
Long-Term Debt:
Variable Rate ($U.S.)(2)	1,010.4	864.3	1,246.9	466.4	375.8	1,509.1	5,472.9	(5,398.0)	1.9%
Variable Rate (Euro)(3)(4)	15.0	16.1	128.8	9.2	9.9	62.8	241.8	(232.9)	1.3%
Variable Rate (NOK)(4)(5)	56.6	147.0	192.2	113.1	113.1	—	622.0	(570.7)	5.6%

Fixed-Rate Debt ($U.S.)	28.4	35.1	28.0	332.3	612.2	107.7	1,143.7	(841.6)	6.9%
Average Interest Rate	4.6%	2.3%	4.7%	5.9%	8.4%	4.6%	6.9%

Capital Lease Obligations
Variable-Rate ($U.S.)(6)	4.5	28.3	26.3	—	—	—	59.1	(59.1)	5.5%
Average Interest Rate(7)	5.4%	4.6%	6.4%	—	—	—	5.5%

Interest Rate Swaps:
Contract Amount ($U.S.)(8)	1,015.7	502.5	311.3	265.4	493.1	916.8	3,504.8	(328.3)	3.4%
Average Fixed Pay Rate(2)	2.8%	3.6%	2.4%	2.8%	3.0%	4.5%	3.4%
Contract Amount (Euro)(4)(9)	15.0	16.1	128.8	9.2	9.9	62.8	241.8	(35.7)	3.1%
Average Fixed Pay Rate(3)	3.1%	3.1%	2.6%	3.7%	3.7%	3.9%	3.1%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of December 31, 2015, ranged from 0.3% to 3.95% for U.S. Dollar denominated debt. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)

Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt. In January 2016, Teekay Tankers entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay the Teekay Tankers’ two bridge loan facilities, which matured in late January 2016, and the Teekay Tankers’ main corporate revolving credit facility, which was scheduled to mature in 2017. The amounts in the table above include the impact of this debt refinancing.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2015.
(5)

Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at rates between 4.94% to 7.49% and interest rate payments swapped from NIBOR plus margins between 3.70% to 5.75% and the transfer of principal fixed between $89.7 million to $162.2 million upon maturity in exchange for NOK 500 million to NOK 1 billion.

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

Equity Price Risk

We and Teekay Tankers are exposed to the changes in the stock price of TIL. We and Teekay Tankers have stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants vest in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the Common Stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. As at December 31, 2015, the first two tranches had vested. The stock purchase warrants expire on January 23, 2019.

Commodity Price Risk

From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at December 31, 2015, we were not committed to any bunker fuel swap contracts.

Spot Tanker Market Rate Risk

In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time we have entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce our exposure to spot tanker market rates. As at December 31, 2015, we had no FFA commitments.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2015.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2015.

Our independent auditors, KPMG LLP, an independent registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15 (f) under the Exchange Act) that occurred during the year ended December 31, 2015.

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

Our principal accountant for 2015 and 2014 was KPMG LLP, Chartered Professional Accountants. The following table shows the fees Teekay and our subsidiaries paid or accrued for audit and other services provided by KPMG LLP for 2015 and 2014.

Fees (in thousands of U.S. dollars)	2015	2014
Audit Fees (1)	$3,654	$3,348
Audit-Related Fees (2)	24	61
Tax Fees (3)	43	69
All Other Fees (4)	—	14

Total	$3,721	$3,492

(1)

Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries including professional services in connection with the review of our regulatory filings for public offerings of our subsidiaries. Audit fees for 2015 and 2014 include approximately $736,000 and $729,000, respectively, of fees paid to KPMG LLP by Teekay LNG that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG. Audit fees for 2015 and 2014 include approximately $1,033,000 and $841,000, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Offshore that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay Offshore. Audit fees for 2015 and 2014 include approximately $294,000 and $275,000, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.

(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, divestitures and other attestation services.
(3)	For 2015 and 2014, tax fees principally included corporate tax compliance fees.
(4)	All other fees principally relate to due diligence services provided in the year.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2015 and 2014.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In October 2008, we announced that our Board of Directors had authorized the repurchase of up to $200 million of shares of our common stock. As at December 31, 2015, Teekay had repurchased 5.2 million shares of Common Stock for $162.3 million pursuant to such authorizations. The total remaining share repurchase authorization at December 31, 2015, was $37.7 million. During 2013 and under a separate authorization, Teekay repurchased 0.3 million shares of Common Stock for $12.0 million from Resolute. Teekay did not repurchase any shares of common stock during 2015.

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

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Corporation. (13)

1.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation. (13)

1.3	Amended and Restated Bylaws of Teekay Corporation. (1)

2.1	Registration Rights Agreement among Teekay Corporation, Tradewinds Trust Co. Ltd., as Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK Trust. (2)

2.2	Specimen of Teekay Corporation Common Stock Certificate. (2)

2.8	Indenture dated as of January 27, 2010 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for US $450,000,000 8.5% Senior Notes due 2020. (14)

2.9	Agreement, dated October 5, 2012, for NOK 700,000,000 Senior Unsecured Bonds due October 2015, among us and Norsk Tillitsmann ASA. (18)

2.10	First Supplemental Indenture dated November 16, 2015 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for U.S. $200,000,000 8.5% Senior Unsecured Notes due 2021.

4.1	1995 Stock Option Plan. (2)

4.2	Amendment to 1995 Stock Option Plan. (3)

4.3	Amended 1995 Stock Option Plan. (4)

4.4	Amended 2003 Equity Incentive Plan. (16)

4.5	Annual Executive Bonus Plan. (5)

4.7	Form of Indemnification Agreement between Teekay and each of its officers and directors. (2)

4.8	Amended Rights Agreement, dated as of July 2, 2010 between Teekay Corporation and The Bank of New York, as Rights Agent. (7)

4.9	Agreement dated June 26, 2003 for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (8)

4.10	Agreement dated September 1, 2004 for a U.S. $500,000,000 Credit Facility Agreement to be made available to Teekay Nordic Holdings Incorporated by Nordea Bank Finland PLC. (5)

4.11	Supplemental Agreement dated September 30, 2004 to Agreement dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility among Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks. (5)

4.12	Agreement dated May 26, 2005 for a U.S. $550,000,000 Credit Facility Agreement to be made available to Avalon Spirit LLC et al by Nordea Bank Finland PLC and others. (6)

4.13	Agreement dated October 2, 2006, for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility among Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks. (9)

4.14	Agreement dated August 23, 2006, for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility among Teekay LNG Partners L.P., ING Bank N.V. and various other banks. (9)

4.15	Agreement, dated November 28, 2007 for a U.S. $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (10)

4.16	Agreement dated May 16, 2007 for a U.S. $700,000,000 Credit Facility Agreement to be made available to Teekay Acquisition Holdings L.L.C. et al by HSH NordBank AG and others. (11)

4.17	Amended and Restated Omnibus Agreement dated as of December 19, 2006, among Teekay Corporation, Teekay GP L.L.C., Teekay LNG Partners L.P., Teekay LNG Operating L.L.C., Teekay Offshore GP L.L.C., Teekay Offshore Partners L.P., Teekay Offshore Operating GP. L.L.C. and Teekay Offshore Operating L.P. (12)

4.18	2013 Equity Incentive Plan. (15)

4.19	Agreement, dated December 21, 2012 for a U.S. $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (17)

4.20	Amendment Agreement, dated December 18, 2013 for a U.S. $300,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (19)

4.21	Agreement, dated February 24, 2014 for a U.S. $815,000,000 Secure Term Loan Facility Agreement among Knarr L.L.C., Citibank, N.A. and others. (20)

4.22	Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C in connection with the Yamal LNG Project. (21)

4.23	Agreement dated December 17, 2014, for a U.S. $450,000,000 secured loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. (21)

4.24	Amendment Agreement No. 2, dated December 19, 2014 for a U.S. $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (21)

4.25	Amendment Agreement No. 3, dated October 5, 2015 for a U.S. $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

4.26	Amendment Agreement No. 4, dated December 17, 2015 for a U.S. $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

4.27	Agreement, dated July 31, 2015, among OOGTK Libra GmbH & Co KG, ABN AMRO Bank N.V. and various other banks for a U.S. $803,711,786.92 term loan due 2027.

4.28	Purchase Agreement, dated as of November 10, 2015, between Teekay Corporation and J.P. Morgan Securities LLC, for itself and on behalf of the several initial purchasers listed in Schedule 1 thereto.

4.29	Registration Rights Agreement, dated November 16, 2015 by and among Teekay Corporation and J.P. Morgan Securities LLC, for itself and as representative of the several initial purchasers listed in Schedule 1 thereto.

4.30	Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016 between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks, for a $894.4 million long-term debt facility.

8.1	List of Significant Subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.

13.1	Teekay Corporation Certification of Peter Evensen, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG LLP, as independent registered public accounting firm.

23.2	Consolidated Financial Statements of Malt LNG Netherlands Holdings B.V.

23.3	Consolidated Financial Statements of Exmar LPG BVBA.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on August 31, 2011, and hereby incorporated by reference to such Report.
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

(16)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 25, 2012, and hereby incorporated by reference to such Report.
(17)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 29, 2013, and hereby incorporated by reference to such Report.
(18)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 28, 2014, and hereby incorporated by reference to such Report.
(19)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 28, 2014, and hereby incorporated by reference to such Report.
(20)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on September 2, 2014, and hereby incorporated by reference to such Report.
(21)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 29, 2015, and hereby incorporated by reference to such Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION

By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: April 26, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

TEEKAY CORPORATION

We have audited the accompanying consolidated balance sheets of Teekay Corporation and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows and changes in total equity for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 26, 2016, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

As discussed in Note 1 to the consolidated financial statements, the Company has retrospectively changed its method of accounting for debt issuance costs effective December 31, 2015 due to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 26, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

TEEKAY CORPORATION

We have audited Teekay Corporation and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows and changes in total equity for each of the years in the three-year period ended December 31, 2015, and our report dated April 26, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 26, 2016

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $
Revenues	2,450,382	1,993,920	1,830,085

Voyage expenses	(115,787)	(127,847)	(112,218)
Vessel operating expenses	(844,039)	(809,319)	(806,152)
Time-charter hire expense	(138,548)	(67,219)	(103,646)
Depreciation and amortization	(509,500)	(422,904)	(431,086)
General and administrative expenses	(133,184)	(140,917)	(140,958)
Asset impairments (note 18b)	(71,641)	(4,759)	(167,605)
Loan loss recoveries (provisions) (note 18b)	—	2,521	(748)
Net gain on sale of vessels, equipment and other assets (note 18a)	1,466	13,509	1,995
Restructuring charges (note 20)	(14,017)	(9,826)	(6,921)

Income from vessel operations	625,132	427,159	62,746

Interest expense	(242,469)	(208,529)	(181,396)
Interest income	5,988	6,827	9,708
Realized and unrealized (loss) gain on non-designated derivative instruments (note 15)	(102,200)	(231,675)	18,414
Equity income (note 23)	102,871	128,114	136,538
Foreign exchange (loss) gain (notes 8 and 15)	(2,195)	13,431	(13,304)
Other income (loss) (note 14)	1,566	(1,152)	5,646

Net income before income taxes	388,693	134,175	38,352
Income tax recovery (expense) (note 21)	16,767	(10,173)	(2,872)

Net income	405,460	124,002	35,480
Less: Net income attributable to non-controlling interests (note 1)	(323,309)	(178,759)	(150,218)

Net income (loss) attributable to shareholders of Teekay Corporation	82,151	(54,757)	(114,738)

Per common share of Teekay Corporation (note 19)
• Basic income (loss) attributable to shareholders of Teekay Corporation	1.13	(0.76)	(1.63)
• Diluted income (loss) attributable to shareholders of Teekay Corporation	1.12	(0.76)	(1.63)
• Cash dividends declared	1.7325	1.2650	1.2650
Weighted average number of common shares outstanding (note 19)
• Basic	72,665,783	72,066,008	70,457,968
• Diluted	73,190,564	72,066,008	70,457,968

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Net income	405,460	124,002	35,480

Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized loss on marketable securities	(463)	(1,151)	(2,233)
Unrealized loss on qualifying cash flow hedging instruments	(2,564)	(3,082)	(836)
Pension adjustments, net of taxes	14,178	(7,637)	(3,640)
Foreign exchange (loss) gain on currency translation	(217)	174	740
Amounts reclassified from accumulated other comprehensive loss
To other income:
Impairment of marketable securities	—	1,322	2,062
To general and administrative expenses:
Realized loss on qualifying cash flow hedging instruments	—	—	257
Settlement of defined benefit pension plan	(140)	(3,332)	974
To equity income:
Realized loss on qualifying cash flow hedging instruments	2,613	1,551	405

Other comprehensive income (loss)	13,407	(12,155)	(2,271)

Comprehensive income	418,867	111,847	33,209
Less: Comprehensive income attributable to non-controlling interests	(323,309)	(177,713)	(150,368)

Comprehensive income (loss) attributable to shareholders of Teekay Corporation	95,558	(65,866)	(117,159)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES (NOTE 1)

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2015	2014
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	678,392	806,904
Restricted cash	61,818	33,653
Accounts receivable, including non-trade of $12,305 (2014 - $49,707) and related party balances of $65,936 (2014 - $38,616)	395,013	378,193
Assets held for sale (notes 11 and 18)	55,450	—
Net investment in direct financing leases (note 9)	26,542	20,823
Prepaid expenses and other (note 15)	95,302	69,470
Current portion of loans to equity-accounted investees (note 23)	7,127	26,209

Total current assets	1,319,644	1,335,252

Restricted cash - non-current	114,619	85,698

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $2,894,097 (2014 - $2,627,499)	8,460,500	6,307,971
Vessels under capital leases, at cost, less accumulated amortization of $56,316 (2014 – $50,898) (note 10)	88,215	91,776
Advances on newbuilding contracts and conversion costs (note 16a)	817,878	1,706,500

Total vessels and equipment	9,366,593	8,106,247

Net investment in direct financing leases - non-current (note 9)	657,587	684,130
Loans to equity-accounted investees and joint venture partners, bearing interest between nil to LIBOR plus margins up to 3% (note 23)	184,390	227,217
Derivative assets (note 15)	17,844	14,415
Equity-accounted investments (notes 16b and 23)	905,159	873,421
Other non-current assets	214,932	190,073
Intangible assets – net (note 6)	111,909	94,666
Goodwill (note 6)	168,571	168,571

Total assets	13,061,248	11,779,690

LIABILITIES AND EQUITY
Current
Accounts payable	64,212	85,290
Accrued liabilities (notes 7 and 15)	412,278	394,759
Current portion of derivative liabilities (note 15)	267,539	203,957
Current portion of long-term debt (note 8)	1,106,104	652,645
Current obligation under capital leases (note 10)	4,546	4,422
Current portion of in-process revenue contracts (note 6)	32,109	23,414

Total current liabilities	1,886,788	1,364,487

Long-term debt (note 8)	6,277,982	5,999,331
Long-term obligation under capital leases (note 10)	54,581	59,128
Derivative liabilities (note 15)	414,084	422,182
In-process revenue contracts (note 6)	118,690	149,998
Other long-term liabilities (note 7)	352,378	383,089

Total liabilities	9,104,503	8,378,215

Commitments and contingencies (notes 3, 8, 9, 10, 15 and 16)
Redeemable non-controlling interest (note 16d)	255,671	12,842
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,711,371 shares outstanding (2014 - 72,500,502); 72,711,371 shares issued (2014 - 73,299,702) (note 12)	775,018	770,759
Retained earnings	158,898	355,867
Non-controlling interest	2,782,049	2,290,305
Accumulated other comprehensive loss (note 1)	(14,891)	(28,298)

Total equity	3,701,074	3,388,633

Total liabilities and equity	13,061,248	11,779,690

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	405,460	124,002	35,480
Non-cash items:
Depreciation and amortization	509,500	422,904	431,086
Amortization of in-process revenue contracts (note 6)	(30,085)	(40,939)	(61,700)
Unrealized loss (gain) on derivative instruments	51,910	267,830	(113,344)
Gain on sale of vessels and equipment	(1,466)	(13,509)	(1,995)
Asset impairments and loan loss provisions (note 18b)	71,641	2,238	168,353
Equity income, net of dividends received	3,203	(94,726)	(121,144)
Income tax (recovery) expense	(16,767)	10,173	2,872
Unrealized foreign exchange gain and other	(142,416)	(217,908)	(39,003)
Change in operating assets and liabilities (note 17a)	(12,291)	60,631	64,184
Expenditures for dry docking	(68,380)	(74,379)	(72,205)

Net operating cash flow	770,309	446,317	292,584

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs (note 8)	2,452,878	3,365,045	2,451,828
Prepayments of long-term debt	(554,831)	(1,331,469)	(1,017,818)
Scheduled repayments of long-term debt	(1,040,292)	(1,291,322)	(695,688)
Repayments of capital lease obligations	(4,423)	(479,115)	(10,315)
(Increase) decrease in restricted cash	(21,005)	380,953	31,776
Net proceeds from equity issuances of subsidiaries (note 5)	575,368	452,061	446,893
Equity contribution by joint venture partner	5,500	27,267	4,934
Issuance of Common Stock upon exercise of stock options (note 12)	1,217	55,165	27,219
Distribution from subsidiaries to non-controlling interests	(360,392)	(360,820)	(269,987)
Cash dividends paid	(125,881)	(91,004)	(90,265)
Other financing activities	(3,682)	—	(12,000)

Net financing cash flow	924,457	726,761	866,577

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(1,795,901)	(994,931)	(753,755)
Proceeds from sale of vessels and equipment	20,472	180,638	47,704
Purchase of SPT (net of cash acquired of $377) (note 3c)	(46,961)	—	—
Purchase of ALP (net of cash acquired of $294) (note 3g)	—	(2,322)	—
Purchase of Logitel (net of cash acquired of $8,089)(note 3d)	—	4,090	—
Increase in restricted cash	(34,290)	—	—
Recovery (investment) in term loans (note 4)	—	4,814	(12,552)
Investment in equity-accounted investees (note 23)	(40,595)	(79,602)	(157,762)
Loan repayments from (advances to) equity-accounted investees	53,173	(87,130)	(14,466)
Investment in direct financing lease assets (note 9)	—	—	(307,950)
Direct financing lease payments received	20,824	22,856	17,289
Investment in cost accounted investment	—	(25,000)	—
Other investing activities	—	(4,247)	(2,500)

Net investing cash flow	(1,823,278)	(980,834)	(1,183,992)

(Decrease) increase in cash and cash equivalents	(128,512)	192,244	(24,831)
Cash and cash equivalents, beginning of the year	806,904	614,660	639,491

Cash and cash equivalents, end of the year	678,392	806,904	614,660

Supplemental cash flow information (note 17)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and shares)

	TOTAL EQUITY
				Accumul-
	Thousands	Common		ated Other
	of Shares	Stock and		Compre-			Redeemable
	of Common	Additional		hensive	Non-		Non-
	Stock	Paid-in	Retained	Income	controlling		controlling
	Outstanding	Capital	Earnings	(Loss)	Interest	Total	Interest
	#	$	$	$	$	$	$
Balance as at December 31, 2012	69,704	681,933	648,224	(14,768)	1,876,085	3,191,474	28,815

Net (loss) income			(114,738)		150,218	35,480
Reclassification of redeemable non-controlling interest in net income					6,391	6,391	(6,391)
Other comprehensive loss				(2,421)	150	(2,271)
Dividends declared			(90,273)		(263,141)	(353,414)	(5,860)
Reinvested dividends	1	8				8
Exercise of stock options and other (note 12)	1,324	27,219				27,219
Repurchase of Common Stock (note 12)	(300)	(2,722)	(9,278)			(12,000)
Employee stock compensation (note 12)		7,322				7,322
Dilution gains on public offerings of Teekay Offshore, Teekay Tankers, Teekay LNG and share issuances of Teekay Offshore (note 5)			36,703			36,703
Excess of purchase price over the carrying value upon acquisition of Variable Interest Entity (note 3f)			(35,421)			(35,421)
Additions to non-controlling interest from share and unit issuances of subsidiaries and other					301,559	301,559

Balance as at December 31, 2013	70,729	713,760	435,217	(17,189)	2,071,262	3,203,050	16,564

Net (loss) income			(54,757)		178,759	124,002
Reclassification of redeemable non-controlling interest in net income					(7,777)	(7,777)	7,777
Other comprehensive loss				(11,109)	(1,046)	(12,155)
Dividends declared			(93,021)		(363,685)	(456,706)	(11,499)
Reinvested dividends	1	6				6
Exercise of stock options and other (note 12)	1,771	55,165				55,165
Employee stock compensation (note 12)		1,828				1,828
Dilution gains on public offerings of Teekay LNG, Teekay Offshore and Teekay Tankers (note 5)			68,428			68,428
Additions to non-controlling interest from share and unit issuances of subsidiaries and other					412,792	412,792

Balance as at December 31, 2014	72,501	770,759	355,867	(28,298)	2,290,305	3,388,633	12,842

Net income			82,151		323,309	405,460
Reclassification of redeemable non-controlling interest in net income					(13,280)	(13,280)	13,280
Other comprehensive income				13,407	—	13,407
Dividends declared			(126,391)		(354,069)	(480,460)	(20,201)
Reinvested dividends	1	10				10
Exercise of stock options (note 12)	209	1,217				1,217
Employee stock compensation (note 12)		3,032				3,032
Dilution losses on public offerings of Teekay LNG, Teekay Offshore and Teekay Tankers (note 5)			(152,729)			(152,729)
Additions to non-controlling interest from share and unit issuances of subsidiaries and other					535,784	535,784	249,750

Balance as at December 31, 2015	72,711	775,018	158,898	(14,891)	2,782,049	3,701,074	255,671

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

1.	Summary of Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (or GAAP). They include the assets, liabilities, revenues and expenses of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of The Marshall Islands, its wholly-owned subsidiaries and those non-wholly owned subsidiaries in which Teekay has a controlling financial interest (collectively, the Company). Certain of Teekay’s significant non-wholly owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the following publicly traded subsidiaries (collectively, the Public Subsidiaries): Teekay LNG Partners L.P. (or Teekay LNG); Teekay Offshore Partners L.P. (or Teekay Offshore); and Teekay Tankers Ltd. (or Teekay Tankers). As of December 31, 2015, Teekay owned a 33.1% interest in Teekay LNG (33.5% - December 31, 2014), including common units and its 2% general partner interest, a 37.0% interest in Teekay Offshore (27.3% - December 31, 2014), including common units and its 2% general partner interest, and 25.9% of the capital stock of Teekay Tankers (26.2% - December 31, 2014), including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. While Teekay owns less than 50% of each of the Public Subsidiaries, Teekay maintains control of Teekay LNG and Teekay Offshore by virtue of its 100% ownership interest in the general partners of Teekay LNG and Teekay Offshore, which are both master limited partnerships, and maintains control of Teekay Tankers through its ownership of a sufficient number of Class A common shares and Class B common shares, which provide increased voting rights, to maintain a majority voting interest in Teekay Tankers and thus consolidates these subsidiaries. Significant intercompany balances and transactions have been eliminated upon consolidation. Teekay has entered into an omnibus agreement with Teekay LNG and Teekay Offshore to govern, among other things, when the Company, Teekay LNG and Teekay Offshore may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Given the current challenging credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts.

In the current period, the Company has presented debt issuance costs associated with a specific debt instrument as a direct deduction from the carrying amount of that debt liability in the Company’s consolidated balance sheets as part of the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03). Prior to the adoption of ASU 2015-03, all debt issuance costs were presented as other non-current assets in the Company’s consolidated balance sheets. The Company early adopted ASU 2015-03 effective December 31, 2015 and in accordance with ASU 2015-03, previously reported amounts recorded in comparative periods have been reclassified from non-current assets to current portion of long-term debt and long-term debt in the Company’s consolidated balance sheets. As a result of adopting ASU 2015-03, non-current assets and total assets have decreased by $91.7 million (December 31, 2015) and $84.5 million (December 31, 2014), current portion of long-term debt and current liabilities have decreased by $3.5 million (December 31, 2015) and $1.5 million (December 31, 2014), long-term debt decreased by $88.2 million (December 31, 2015) and $83.0 million (December 31, 2014) and total liabilities decreased by $91.7 million (December 31, 2015) and $84.5 million (December 31, 2014). Such changes have also impacted the Company’s reconciliation of segment assets to total assets (see Note 2) and the carrying value of long-term debt (see Notes 8 and 11).

Non-Controlling Interests

Where Teekay’s ownership interest in a consolidated subsidiary is less than 100%, the non-controlling interests’ share of these non-wholly owned subsidiaries are reported in the Company’s consolidated balance sheets as a separate component of equity. The non-controlling interests’ share of the net income of these non-wholly owned subsidiaries is reported in the Company’s consolidated statements of income as a deduction from the Company’s net income to arrive at net income (loss) attributable to shareholders of Teekay.

The basis for attributing net income of each non-wholly owned subsidiary to the controlling interest and the non-controlling interests, with the exception of Teekay LNG and Teekay Offshore, is based on the relative ownership interests of the non-controlling interests compared to the controlling interest, which is consistent with how dividends and distributions are paid or are payable for these non-wholly owned subsidiaries.

Teekay LNG and Teekay Offshore each have limited partners and one general partner. Both general partners are owned by Teekay. For Teekay LNG, the limited partners hold common units. For Teekay Offshore, the limited partners hold common units and preferred units. For each quarterly period, the method of attributing Teekay LNG’s and Teekay Offshore’s net income (loss) of that period to the non-controlling interests of Teekay LNG and Teekay Offshore begins by attributing net income (loss) of Teekay Offshore to the non-controlling interests which hold 100% of the preferred units of Teekay Offshore in an amount equal to the amount of preferred unit distributions declared for the quarterly period. The remaining net income (loss) to be attributed to the controlling interest and the non-controlling interests of Teekay LNG and Teekay Offshore is divided into two components. The first component consists of the cash distribution that Teekay LNG or Teekay Offshore will declare and pay to limited and general partners for that quarterly period (the Distributed Earnings). The second component consists of the difference between the net income (loss) of Teekay LNG or Teekay Offshore that is available to be allocated to the common unitholders and the general partner of such entity and the amount of the first component cash distribution (the Undistributed Earnings). The portion of the Distributed Earnings that is allocated to the non-controlling interests is the amount of the cash distribution that Teekay LNG or Teekay Offshore will declare and pay to the non-controlling interests for that quarterly period. The portion of the Undistributed Earnings that is allocated to the non-controlling interests is based on the relative ownership percentages of the non-controlling interests of Teekay LNG and Teekay Offshore compared to the controlling interest. The controlling interests include both limited partner common units and the general partner interests.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The total net income of Teekay’s consolidated partially-owned entities and the attribution of that net income to controlling and non-controlling interests is as follows:

	Net income (loss) attributable to non-controlling interests					Controlling Interest			Net income (loss) of partially- owned consol- idated entities (1)
	Non-public partially- owned sub- sidiaries	Preferred unit holders	Distri buted Earnings	Undistri buted Earnings	Total	Distri buted Earnings	Undistri buted Earnings	Total
Teekay Offshore	13,911	28,609	119,971	(103,949)	58,542	70,414	(38,913)	31,501	90,043
Teekay LNG	16,627	—	120,482	(1,510)	135,599	82,791	(880)	81,911	217,510
Teekay Tankers	—	—	—	129,725	129,725	—	47,202	47,202	176,927
Other entities and eliminations	—	—	—	—	(557)

For the Year Ended December 31, 2015	30,538	28,609	240,453	24,266	323,309

Teekay Offshore	10,503	10,875	136,743	(150,724)	7,397	71,166	(60,907)	10,259	17,656
Teekay LNG	13,489	—	143,292	(26,116)	130,665	101,946	(13,684)	88,262	218,927
Teekay Tankers	—	—	—	41,048	41,048	—	16,094	16,094	57,142
Other entities and eliminations	—	—	—	—	(351)

For the Year Ended December 31, 2014	23,992	10,875	280,035	(135,792)	178,759

Teekay Offshore	(19,089)	7,250	127,523	(86,148)	29,536	65,393	(20,789)	44,604	74,140
Teekay LNG	12,073	—	127,087	(13,101)	126,059	94,253	(6,997)	87,256	213,315
Teekay Tankers	—	—	—	(6,096)	(6,096)	—	(2,042)	(2,042)	(8,138)
Other entities and eliminations	—	—	—	—	719

For the Year Ended December 31, 2013	(7,016)	7,250	254,610	(105,345)	150,218

(1)

Excludes the results of the acquisition of interests in vessels between Teekay Corporation, Teekay Offshore and Teekay Tankers during the periods the vessels were under common control and had begun operations.

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Operating revenues and expenses

Contracts of Affreightment and Voyage Charters

Revenues from contracts of affreightment and voyage charters are recognized on a proportionate performance method. The Company uses a discharge-to-discharge basis in determining proportionate performance for all voyage charters, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Time Charters, Bareboat Charters and FPSO Contracts

Operating Leases - The Company recognizes revenues from time charters, bareboat charters and floating, production, storage and offloading (or FPSO) contracts accounted for as operating leases on a straight-line basis daily over the term of the charter as the applicable vessel operates under the charter. Receipt of incentive-based revenue from the Company’s FPSO units is dependent upon its operating performance and such revenue is recognized when earned by fulfillment of the applicable performance criteria. The Company does not recognize revenue during days that the vessel is off hire unless the contract provides for compensation while off hire.

Direct Financing Leases - Charter contracts that are accounted for as direct financing leases are reflected on the consolidated balance sheets as net investments in direct financing leases. The lease revenue is recognized on an effective interest rate method over the lease term so as to produce a constant periodic rate of return over the lease terms and is included in revenues. Revenue from rendering of services is recognized as the service is performed. Revenues are not recognized during days that the vessel is off hire unless the contract provides for compensation while off hire.

The Company employs four liquefied natural gas (or LNG) carriers and a floating storage and off-take (or FSO) unit on long-term time charters which are accounted for as direct financing leases. The lease payments received by the Company under these lease arrangements are allocated between the net investments in the leases and revenues or other income using the effective interest method so as to produce a constant periodic rate of return over the lease terms.

Pooling Arrangements

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the pool participants according to an agreed formula. The agreed formula used to allocate net pool revenues varies between pools; however, the formula generally allocates revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities. The same revenue and expense recognition principles stated above for voyage charters are applied in determining the net pool revenues of the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in accounts receivable.

Other Revenue

Revenues and expenses relating to engineering studies are recognized when the service is completed, unless the expenses are not recoverable in which case the expenses are recognized as incurred. Revenue from lightering operations are recognized when services have been completed. Revenues are accrued when operations are carried over into the following month. Revenues from management services are recognized on a proportionate performance method over the term of the management contract.

Operating Expenses

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.

Cash and cash equivalents

The Company classifies all highly liquid investments with a maturity date of three months or less at their inception as cash equivalents.

Restricted Cash

The Company maintains restricted cash deposits relating to certain term loans, collateral for derivatives, project tenders, leasing arrangements, amounts received from charterers to be used only for dry-docking expenditures and emergency repairs and other obligations.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There was no significant amounts recorded as allowance for doubtful accounts as at December 31, 2015, 2014, and 2013.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for tankers carrying crude oil and refined product, 20 to 25 years for FPSO units, 35 years for LNG carriers and 30 years for liquefied petroleum gas (or LPG) carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for those periods of time. FSO units are depreciated over the term of the contract. Units for maintenance and safety (or UMS) are depreciated over an estimated useful life of 35 years commencing the date the unit arrives at the oil field and is in a condition that is ready to operate. Long-distance towing and offshore installation vessels are depreciated over an estimated useful life of 25 years commencing the date the vessel is delivered from the shipyard. Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases. Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2015, 2014, and 2013 aggregated $445.2 million, $341.5 million and $346.5 million, respectively. Amortization of vessels accounted for as capital leases was $5.4 million, $21.6 million and $22.8 million for the years ended December 31, 2015, 2014, and 2013, respectively.

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

Interest costs capitalized to vessels and equipment for the years ended December 31, 2015, 2014, and 2013, aggregated $22.0 million, $51.3 million and $14.6 million, respectively.

Generally, the Company dry docks each shuttle tanker, conventional oil tanker, long-distance towing and offshore installation vessel and gas carrier every two and a half to five years. UMS, FSO and FPSO units are generally not dry docked. The Company capitalizes a substantial portion of the costs incurred during dry docking and amortizes those costs on a straight-line basis over their estimated useful life, which typically is from the completion of a dry docking or intermediate survey to the estimated completion of the next dry docking. The Company includes in capitalized dry-docking costs those costs incurred as part of the dry docking to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking, and for annual class survey costs on the Company’s FPSO units.

The continuity of capitalized dry-docking costs for the years ended December 31, 2015, 2014, and 2013, is summarized as follows:

	Year Ended December 31,
	2015	2014	2013
	$	$	$
Balance at the beginning of the year	135,331	118,194	100,928
Costs incurred for dry dockings	69,927	74,018	72,545
Dry-dock amortization	(47,271)	(50,926)	(50,325)
Write down / sales of vessels	(7,285)	(5,955)	(4,954)

Balance at the end of the year	150,702	135,331	118,194

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

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

Other loan receivables

The Company’s investments in loan receivables are recorded at cost. The premium paid over the outstanding principal amount was amortized to interest income over the term of the loan using the effective interest rate method. The Company analyzes its loans for collectability during each reporting period. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining that a loan is impaired include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available) any information provided by the debtor regarding their ability to repay the loan and the fair value of the underlying collateral. When a loan is impaired, the Company measures the amount of the impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting impairment in the consolidated statements of income. The carrying value of the loans will be adjusted each subsequent reporting period to reflect any changes in the present value of estimated future cash flows.

The following table contains a summary of the Company’s financing receivables by type of borrower, the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis, and the grade as of December 31, 2015.

			December 31,
Class of Financing Receivable	Credit Quality Indicator	Grade	2015 $	2014 $
Direct financing leases	Payment activity	Performing	684,129	704,953
Other loan receivables
Loans to equity-accounted investees and joint venture partners	Other internal metrics	Performing	191,517	253,426
Long-term receivable included in other assets	Payment activity	Performing	37,032	43,843

			912,678	1,002,222

Joint ventures

The Company’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered an other than temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated statements of income.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are deferred and presented as a direct reduction from the carrying amount of the debt liability. Debt issuance costs related to loan facilities without a recognized debt liability will continue to be presented as non-current assets in the consolidated balance sheet. Debt issuance costs of revolving credit facilities are amortized on a straight-line basis over the term of the relevant facility. Debt issuance costs of term loans are amortized using the effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive loss in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the consolidated statements of income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings in the consolidated statements of income. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item (e.g. general and administrative expense) item in the consolidated statements of income. If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the consolidated statements of income.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt, capital lease obligations, restricted cash deposits, non-designated bunker fuel swap contracts and forward freight agreements, and non-designated foreign exchange currency forward contracts are recorded in realized and unrealized (loss) gain on non-designated derivative instruments. Gains and losses from the Company’s hedge accounted foreign currency forward contracts are recorded primarily in vessel operating expenses and general and administrative expense. Gains and losses from the Company’s non-designated cross currency swap are recorded in foreign currency exchange (loss) gain in the consolidated statements of income.

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

The Company’s intangible assets consist primarily of acquired time-charter contracts, contracts of affreightment, and customer relationships. The value ascribed to the acquired time-charter contracts and contracts of affreightment are being amortized over the life of the associated contract, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts. The value ascribed to customer relationships intangible assets are amortized over the expected life of a customer contract or the expected duration that the customer relationships are estimated to contribute to the cash flows of the Company. The amount amortized each year is weighted based on the projected revenue to be earned under the contracts or projected revenue to be earned as a result of the customer relationships.

Asset retirement obligation

The Company has an asset retirement obligation (or ARO) relating to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. This obligation generally involves the costs associated with the restoration of the environment surrounding the facility and removal and disposal of all production equipment. This obligation is expected to be settled at the end of the contract under which the FPSO unit currently operates, which is anticipated no later than 2020. The ARO will be covered in part by contractual payments to be received from FPSO contract counterparties.

The Company records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related equipment. Each period, the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability. As at December 31, 2015, the ARO and associated receivable, which is recorded in other non-current assets, were $25.5 million and $6.9 million, respectively (2014 - $25.0 million and $6.8 million, respectively).

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

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

	Qualifying Cash Flow Hedging Instruments	Pension Adjustments	Unrealized (Loss) Gain on Available for Sale Marketable Securities	Foreign Exchange Gain (Loss) on Currency Translation	Total
	$	$	$	$	$
Balance as of December 31, 2012	341	(16,253)	—	1,144	(14,768)
Other comprehensive (loss) income	(324)	(2,666)	(171)	740	(2,421)

Balance as of December 31, 2013	17	(18,919)	(171)	1,884	(17,189)
Other comprehensive (loss) income	(485)	(10,969)	171	174	(11,109)

Balance as of December 31, 2014	(468)	(29,888)	—	2,058	(28,298)
Other comprehensive income (loss)	49	14,038	(463)	(217)	13,407

Balance as of December 31, 2015	(419)	(15,850)	(463)	1,841	(14,891)

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Adoption of new accounting pronouncements

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is now defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 was adopted on January 1, 2015. The impact, if any, of adopting ASU 2014-08 on the Company’s financial statements will depend on the occurrence and nature of disposals that occur.

In April 2015, the FASB issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03). The Company early adopted ASU 2015-03 effective December 31, 2015. Prior period information has been retrospectively adjusted. Prior to the adoption of ASU 2015-03, all debt issuance costs were presented as other non-current assets in the Company’s consolidated balance sheets. With the adoption of ASU 2015-03 the Company presents those debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt liability in the Company’s consolidated balance sheets. Debt issuance costs related to loan facilities without a recognized debt liability will continue to be presented as non-current assets in the Company’s consolidated balance sheets.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, amending the accounting for income taxes and requiring all deferred tax assets and liabilities to be classified as non-current on the consolidated balance sheet. The ASU is effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The ASU may be adopted either prospectively or retrospectively. The Company early adopted ASU 2015-17 effective December 31, 2015 and this ASU was prospectively adopted in the Company’s consolidated financial statements.

Accounting pronouncements not yet adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will require companies to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires companies to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017 and shall, at the Company’s option, be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis (or ASU 2015-02) which eliminates the deferral of certain consolidation standards for entities considered to be investment companies, modifies the consolidation analysis performed on limited partnerships and modifies the impact of fee arrangements and related parties on the determination of the primary beneficiary of a variable interest entity. ASU 2015-02 is effective for interim and annual periods beginning after December 15, 2015. ASU 2015-02 may be applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply ASU 2015-02 retrospectively. The Company adopted ASU 2015-02 on January 1, 2016 and the adoption did not have an impact on the Company’s financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the effect of adopting this new accounting guidance.

2.	Segment Reporting

The Company has four primary lines of business: offshore logistics (shuttle tankers, the HiLoad DP unit, FSO units, UMS and long-distance towing and offshore installation vessels), offshore production (FPSO units), liquefied gas carriers (LNG and LPG carriers) and conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company allocates capital and assesses performance both from the separate perspectives of our publicly-traded subsidiaries Teekay Offshore, Teekay LNG, Teekay Tankers (together, the Daughter Companies) and Teekay and its remaining subsidiaries (or Teekay Parent) as well as from the perspective of the lines of business. Historically, the Company’s organizational structure and internal reporting has been primarily based on the lines of business (the Line of Business approach), resulting in the Company’s segment disclosure presentation on a lines-of-business basis, without reference to the legal entities. With the establishment of the Daughter Companies and subsequent dropdown of vessels from Teekay Parent to the Daughter Companies, the Company’s organizational structure and internal reporting has gradually evolved to focus less on lines of business and more on the Daughter Companies and Teekay Parent (the Legal Entity approach). As a result of an internal re-organization that was completed in the third quarter of 2015, the primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is now the Legal Entity approach. As such, the Company has modified the presentation of its segments to incorporate the Legal Entity approach. However, the Company has continued to incorporate the Line of Business approach within its segments, as in certain cases there is more than one line of business in each Daughter Company and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows. All segment information for prior periods has been retroactively adjusted to be consistent with the change in segment presentation beginning with the third quarter of 2015.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The following table includes results for the Company’s revenue and income from vessel operations by segment for the periods presented in these financial statements.

	Revenues(1)			Income (Loss) from Vessel Operations(2)
	Year Ended			Year Ended
	December 31,			December 31,
	2015	2014	2013	2015	2014	2013
Teekay Offshore
Offshore Logistics	667,629	631,455	611,035	108,119	146,756	40,127
Offshore Production	531,554	354,518	284,932	165,152	95,991	48,170
Conventional Tankers	30,230	33,566	55,010	10,128	13,471	10,594

	1,229,413	1,019,539	950,977	283,399	256,218	98,891

Teekay LNG
Liquefied Gas Carriers	305,056	307,426	285,694	151,200	156,868	144,430
Conventional Tankers	92,935	95,502	113,582	30,172	26,955	31,926

	397,991	402,928	399,276	181,372	183,823	176,356

Teekay Tankers(3)
Conventional Tankers	504,347	235,593	170,087	184,083	58,271	3,411

Teekay Parent
Offshore Production	277,842	259,945	282,687	(40,227)	(78,804)	(67,486)
Conventional Tankers	65,777	94,376	83,520	4,984	(12,407)	(158,091)
Other	75,547	95,791	73,801	5,015	17,488	12,365

	419,166	450,112	440,008	(30,228)	(73,723)	(213,212)

Eliminations and other	(100,535)	(114,252)	(130,263)	6,506	2,570	(2,700)

	2,450,382	1,993,920	1,830,085	625,132	427,159	62,746

(1)

Certain vessels are chartered between the Daughter Companies and Teekay Parent. The amounts in the table below represent revenue earned by each segment from other segments within the group. Such intersegment revenue for the year ended 2015, 2014 and 2013 is as follows:

	Year Ended
	December 31,
	2015	2014	2013
Teekay Offshore - Offshore Logistics	38,734	34,603	37,876
Teekay Offshore - Conventional Tankers	29,259	32,411	44,269
Teekay LNG - Liquefied Gas Carriers	35,887	37,596	34,573
Teekay Tankers - Conventional Tankers	1,380	13,707	13,545
Teekay Parent - Conventional Tankers	3,080	—	—

	108,340	118,317	130,263

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(3)	Financial information for Teekay Tankers includes operations of the SPT Explorer and Navigator Spirit from December 18, 2015, the date Teekay Tankers acquired the vessels from Teekay Offshore.

The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Company’s consolidated revenues during the periods presented. All of these customers are international oil companies.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(U.S. dollars in millions)	2015	2014	2013
BG Group (1)	$263.4 or 11%	(5)	(5)
Petroleo Brasileiro SA (2)	$231.8 or 10%	$248.2 or 12%	$244.3 or 13%
Statoil ASA (3)	(5)	$239.8 or 12%	$250.5 or 14%
BP PLC (4)	(5)	(5)	$182.5 or 10%

(1)	Teekay Offshore - Offshore Logistics and Offshore Production. In February 2016, Royal Dutch Shell Plc acquired BG Group Plc.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

(2)	Teekay Offshore - Offshore Logistics and Offshore Production, Teekay Tankers - Conventional Tankers and Teekay Parent – Conventional Tankers
(3)	Teekay Offshore - Offshore Logistics, Teekay Tankers—Conventional Tankers, Teekay Parent – Offshore Production and Teekay Parent – Conventional Tankers
(4)	Teekay Offshore - Offshore Logistics, Teekay LNG - Liquefied Gas, Teekay Parent – Offshore Production and Teekay Parent - Conventional Tankers
(5)	Less than 10%

The following table includes other income statement items by segment for the periods presented in these financial statements.

	Depreciation and Amortization			Asset Impairment and Loan Loss (Provisions) Recoveries			Equity Income (Loss)
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Teekay Offshore
Offshore Logistics	(130,102)	(118,968)	(126,091)	(67,744)	(4,759)	(76,782)	—	—	—
Offshore Production	(137,914)	(72,905)	(66,404)	—	—	—	7,672	10,341	6,731
Conventional Tankers	(6,583)	(6,680)	(7,747)	(3,897)	—	(18,164)	—	—	—

	(274,599)	(198,553)	(200,242)	(71,641)	(4,759)	(94,946)	7,672	10,341	6,731

Teekay LNG
Liquefied Gas Carriers	(71,323)	(71,711)	(71,485)	—	—	—	84,171	115,478	123,282
Conventional Tankers	(20,930)	(22,416)	(26,399)	—	—	—	—	—	—

	(92,253)	(94,127)	(97,884)	—	—	—	84,171	115,478	123,282

Teekay Tankers(1)
Conventional Tankers	(71,429)	(50,152)	(47,833)	—	—	—	14,411	5,228	854

Teekay Parent
Offshore Production	(69,508)	(78,630)	(77,551)	—	2,521	(2,634)	(12,196)	(1,357)	4,649
Conventional Tankers	(2,852)	(2,216)	(9,882)	—	—	(92,699)	16,712	3,052	1,291
Other	451	774	2,306	—	—	21,926	(1,101)	(2,546)	(269)

	(71,909)	(80,072)	(85,127)	—	2,521	(73,407)	3,415	(851)	5,671

Other	690	—	—	—	—	—	(6,798)	(2,082)	—

	(509,500)	(422,904)	(431,086)	(71,641)	(2,238)	(168,353)	102,871	128,114	136,538

(1)	Financial information for Teekay Tankers includes operations of the SPT Explorer and Navigator Spirit from December 18, 2015, the date Teekay Tankers acquired the vessels from Teekay Offshore.

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2015 $	December 31, 2014 $
Teekay Offshore - Offshore Logistics	2,591,489	2,186,789
Teekay Offshore - Offshore Production	2,717,193	1,261,569
Teekay Offshore - Conventional Tankers	63,900	150,044
Teekay LNG - Liquefied Gas Carriers	3,550,396	3,379,279
Teekay LNG - Conventional Tankers	360,527	381,175
Teekay Tankers - Conventional Tankers	2,073,059	1,000,864
Teekay Parent - Offshore Production	710,533	2,138,445
Teekay Parent - Conventional Tankers	142,236	138,504
Teekay Parent - Other	17,256	31,328
Cash and cash equivalents	678,392	806,904
Other assets not allocated	301,586	394,341
Eliminations	(145,319)	(89,552)

Consolidated total assets	13,061,248	11,779,690

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The following table includes capital expenditures by segment for the periods presented in these financial statements.

	December 31, 2015 $	December 31, 2014 $
Teekay Offshore - Offshore Logistics	552,219	154,896
Teekay Offshore - Offshore Production	120,160	17,022
Teekay Offshore - Conventional Tankers	97	251
Teekay LNG - Liquefied Gas Carriers	191,642	193,669
Teekay LNG - Conventional Tankers	327	586
Teekay Tankers - Conventional Tankers	848,250	2,063
Teekay Parent - Offshore Production	57,778	671,277
Teekay Parent - Conventional Tankers	92	(44)
Teekay Parent - Other	199	13

	1,770,764	1,039,733

3.	Investments

a)	Teekay LNG – Bahrain LNG Joint Venture

In December 2015, Teekay LNG entered into an agreement with National Oil & Gas Authority (or Nogaholding), Samsung C&T (or Samsung) and Gulf Investment Corporation (or GIC) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture), for the development of an LNG receiving and regasification terminal in Bahrain. The Bahrain LNG Joint Venture is a joint venture between Nogaholding (30%), Teekay LNG (30%), Samsung (20%) and GIC (20%). The project will include an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year agreement commencing in mid-2018 with a fully-built up cost of approximately $872.0 million, which will be funded by the Bahrain LNG Joint Venture through a combination of equity capital and project-level debt through a consortium of regional and international banks. Teekay LNG will supply a floating storage unit (or FSU) in connection with this project, which will be modified specifically from one of the Teekay LNG’s nine MEGI LNG carrier newbuildings ordered from Daewoo Shipbuilding & Marine Engineering Co. (or DSME), through a twenty year time-charter contract with the Bahrain LNG Joint Venture.

b)	Teekay Tankers – Principal Maritime

In August 2015, Teekay Tankers agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers Corporation (or Principal Maritime). As of December 31, 2015, all 12 of the vessels had been delivered for a total purchase price of $661.3 million, consisting of $612.0 million in cash and approximately 7.2 million shares of Teekay Tankers’ Class A common stock with a value of $49.3 million. To finance the cash portion of the acquisition price, Teekay Tankers secured a $397.2 million loan facility maturing January 29, 2016. The loan was fully drawn as of December 31, 2015. In addition, Teekay Tankers has issued approximately 13.6 million shares of its Class A common stock for net proceeds of $90.6 million, including approximately 4.5 million shares which were issued to Teekay Parent. Teekay Tankers financed the remainder of the cash purchase price with existing liquidity.

c)	Teekay Tankers – Ship-to-Ship Transfer Business

In July 2015, Teekay Tankers acquired a ship-to-ship transfer business (or SPT) from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for a cash purchase price of $47.3 million (including $1.8 million for working capital). To finance this acquisition, Teekay subscribed for approximately 6.5 million shares of Teekay Tankers’ Class B common stock at a subscription price of approximately $6.99 per share. SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy, terminal management and project development services. This acquisition establishes Teekay Tankers in the ship-to-ship (or STS) transfer business, which is expected to increase Teekay Tankers’ fee-based revenue and its overall fleet utilization. SPT owns and operates a fleet of six STS support vessels.

The acquisition of SPT was accounted for using the acquisition method of accounting, based upon preliminary estimates of fair value.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The following table summarizes the preliminary estimates of fair values of the SPT assets acquired and liabilities assumed by Teekay Tankers on the acquisition date of July 31, 2015. Teekay Tankers is continuing to obtain information to finalize estimated fair value of the SPT assets acquired and liabilities assumed at the acquisition date of July 31, 2015 and expects to complete this process as soon as practicable, but no later than one year from the acquisition date.

As at July 31, 2015 $
ASSETS
Cash, cash equivalents and short-term restricted cash	1,292
Accounts receivable	10,332
Prepaid expenses and other current assets	3,763
Vessels and equipment	6,475
Other assets	143
Intangible assets subject to amortization
Customer relationships (Note 6)	30,879

Total assets acquired	52,884

LIABILITIES
Accounts payable	(3,650)
Accrued liabilities	(3,276)

Total liabilities assumed	(6,926)

Net assets acquired (1)	45,958

(1)

Prior to the SPT acquisition date, SPT had in-chartered the SPT Explorer from the Company. $1.4 million of the SPT acquisition purchase price was allocated to the settlement of this pre-existing relationship. Such amount has been accounted for as a reduction to revenue on the SPT acquisition date.

Operating results of SPT are reflected in the Company’s consolidated financial statements commencing July 31, 2015, the effective date of acquisition. Pro forma revenues and net income if the acquisition of SPT had occurred at the beginning of 2013 would not be materially different than actual operating results reported. Teekay Tankers has ascribed value to the customer relationships assumed as part of the acquisition of the STS transfer business. Aggregate amortization expense of intangible assets relating to this acquisition for the year ended December 31, 2015 was $1.3 million, which is included in depreciation and amortization. The Company’s prior 50% interest in SPT was remeasured to its estimated fair value on the acquisition date and the resulting gain of $8.7 million was recognized in equity income in July 2015.

d)	Teekay Offshore – Logitel Offshore Holding AS

In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel). The purchase price for the shares of Logitel consisted of $4.0 million in cash paid at closing and a potential additional cash amount of $27.6 million, subject to reductions of some or all of this potential additional amount if certain performance criteria are not met, primarily relating to the construction of the three UMS ordered from the COSCO (Nantong) Shipyard (or COSCO) in China (see Note 11).

Teekay Offshore committed to acquire three UMS ordered from COSCO for a total cost of approximately $596 million, including estimated site supervision costs and license fees to be paid to Sevan Marine ASA (or Sevan) to allow for use of its cylindrical hull design in these UMS, and $30.0 million from Teekay Offshore’s assumption of Logitel’s obligations under a bond agreement from Sevan. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, with Petroleo Brasileiro S.A. (or Petrobras) in Brazil for the first UMS, the Arendal Spirit, which delivered in February 2015 and commenced its contract with Petrobras in June 2015. The second UMS is currently in lay-up. During the second quarter of 2015, Teekay Offshore exercised its option to defer the delivery of its second UMS newbuilding by up to one year. During this period, COSCO will maintain and preserve this unit for the account of Teekay Offshore, including Teekay Offshore incurring interest at 5.0% per annum on the unpaid balance of the final yard installment. In August 2014, Teekay Offshore exercised one of its existing six options with COSCO to construct a third UMS. During the second quarter of 2015, Teekay Offshore exercised its option to defer the delivery and all related construction work of its third UMS by 120 days. Teekay Offshore may decide to exercise an option to further defer the delivery of the unit by an additional two years. While Teekay Offshore is pursuing charter contracts for the remaining two UMS newbuildings prior to their respective deferred deliveries in late-2016 and subject to the exercise of a deferred delivery option, mid-2019, it may decide to cancel or further defer the delivery of the second UMS, as well as to defer the delivery of, or cancel the third UMS.

Teekay Offshore has assumed Logitel’s obligations under a bond agreement from Sevan as part of this acquisition. The bond is non-interest bearing and is repayable in amounts of $10.0 million within six months of delivery of each of the three UMS ordered from COSCO, for a total of $30.0 million, of which $10.0 million has been repaid as of December 31, 2015. If Logitel orders additional UMS with the Sevan cylindrical design, Logitel will be required to pay Sevan up to $11.9 million for each of the next three UMS ordered. If the fourth of six options with COSCO is not exercised by its option expiry date on November 30, 2016, Sevan has a one-time option to receive the remaining two options with COSCO.

The acquisition of Logitel was accounted for using the acquisition method of accounting, based upon finalized estimates of fair value.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The following table summarizes the preliminary and final valuations of the Logitel assets and liabilities on the acquisition date. The estimates of fair values of the Logitel assets acquired and liabilities assumed by Teekay Offshore were finalized during the second quarter of 2015.

(in thousands of U.S. Dollars)	Preliminary Valuation August 11, 2014 $	Adjustments $	Final Valuation August 11, 2014 $
ASSETS
Cash and cash equivalents	8,089	—	8,089
Prepaid expenses	640	—	640
Advances on newbuilding contracts	46,809	(2,239)	44,570
Intangible assets	—	1,000	1,000

Total assets acquired	55,538	(1,239)	54,299

LIABILITIES
Accrued liabilities	4,098	—	4,098
Long-term debt	26,270	1,330	27,600

Total liabilities assumed	30,368	1,330	31,698

Net assets acquired	25,170	(2,569)	22,601

Cash consideration	4,000	—	4,000

Contingent consideration	21,170	(2,569)	18,601

Operating results of Logitel are reflected in the Company’s consolidated financial statements commencing August 11, 2014, the effective date of acquisition. Pro forma revenues and net income if the acquisition of Logitel had occurred at the beginning of 2014 would not be materially different than actual operating results reported.

e)	Teekay LNG – Yamal LNG Joint Venture

In July 2014, Teekay LNG, through a new 50/50 joint venture with China LNG Shipping (Holdings) Limited (or China LNG) (or the Yamal LNG Joint Venture), ordered six internationally-flagged icebreaker LNG carriers for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project). The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (60%), France-based Total S.A. (20%) and China-based China National Petroleum Corporation (or CNPC) (20%), and will consist of three LNG trains with a total expected capacity of 16.5 million metric tons of LNG per annum and is currently scheduled to start-up in early-2018. The six 172,000-cubic meter ARC7 LNG carrier newbuildings will be constructed by DSME, of South Korea, for a total fully built-up cost of approximately $2.1 billion. The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse directions, are scheduled to deliver at various times between the first quarter of 2018 and first quarter of 2020. Upon their deliveries, the six LNG carriers will each operate under fixed-rate time-charter contracts with Yamal Trade Pte. Ltd. until December 31, 2045, plus extension options.

As of December 31, 2015, Teekay LNG had advanced $96.9 million to the Yamal LNG Joint Venture to fund newbuilding installments (December 31, 2014 - $95.3 million), representing Teekay LNG’s proportionate share.

f)	Teekay LNG – BG International Limited Joint Venture

In June 2014, Teekay LNG acquired from BG International Limited (or BG) its ownership interests in four 174,000-cubic meter Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for an estimated total fully built-up cost to the joint venture of approximately $1.0 billion. The vessels upon delivery, which are scheduled between September 2017 and January 2019, will each operate under 20-year fixed-rate time-charter contracts, plus extension options with Methane Services Limited, a wholly-owned subsidiary of BG. As compensation for BG’s ownership interest in these four LNG carrier newbuildings, Teekay LNG assumed BG’s obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery date pursuant to a ship construction support agreement. Teekay LNG estimates it will incur approximately $38.7 million of costs to provide these services, of which BG has agreed to pay a fixed amount of $20.3 million. Teekay LNG estimated that the fair value of the service obligation was $33.3 million and the fair value of the amount due from BG was $16.5 million. As at December 31, 2015, the carrying value of the service obligation of $29.7 million (December 31, 2014 – $33.7 million) is included in both the current portion of in-process revenue contracts and in-process revenue contracts and the carrying value of the receivable from BG of $16.5 million (December 31, 2014 – $17.1 million) is included in both accounts receivable and other non-current assets in the Company’s consolidated balance sheet. Through this transaction, Teekay LNG has a 30% ownership interest in two LNG carrier newbuildings and a 20% ownership interest in the remaining two LNG carrier newbuildings (collectively, the BG Joint Venture).

g)	Teekay Offshore – ALP Maritime Services B.V.

In March 2014, Teekay Offshore acquired 100% of the shares of ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-distance ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long-distance towing and offshore installation vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. Teekay Offshore is committed to acquire these newbuildings for a total cost of approximately $232 million.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Teekay Offshore acquired ALP for a purchase price of $2.6 million, which was paid in cash, and also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million, which is payable upon the delivery and employment of ALP’s four newbuildings, which are scheduled throughout 2016, and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. Teekay Offshore has the option to pay up to 50% of this compensation through the issuance of common units of Teekay Offshore. Each of the contingent compensation amounts are payable only if the three former shareholders are employed by ALP at the time the performance conditions are met. For the year ended December 31, 2015, compensation cost was $0.7 million and was recorded in general and administrative expenses in the Company’s consolidated statements of income (December 31, 2014 - $0.5 million). Teekay Offshore also incurred a $1.0 million fee to a third party associated with the acquisition of ALP, which has been recognized in general and administrative expenses during 2014.

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

The goodwill recognized in connection with the ALP acquisition is attributable primarily to the assembled workforce of ALP, including their experience, skills and abilities. Operating results of ALP are reflected in the Company’s consolidated financial statements commencing March 14, 2014, the effective date of the acquisition. On a pro forma basis for the Company for the years ended December 31, 2014 and 2013, there would be no material changes to revenues and net income giving effect to Teekay Offshore’s acquisition of ALP as if it had taken place on January 1, 2014.

h)	Tanker Investments Ltd.

In January 2014, Teekay and Teekay Tankers formed Tanker Investments Ltd. (or TIL), which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery in the tanker market. In connection with TIL’s formation, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase in the aggregate up to 1.5 million shares of common stock of TIL (see Note 15). The stock purchase warrants are derivative assets for accounting purposes which had an aggregate value of $10.3 million as at December 31, 2015. Teekay also received one Series A-1 preferred share and Teekay Tankers received one Series A-2 preferred share, each of which entitles the holder to elect one board member of TIL. The preferred shares do not give the holder a right to any dividends or distributions of TIL. The Company accounts for its investment in TIL using the equity method. As of December 31, 2015, Teekay and Teekay Tankers ownership interest in TIL totaled 17.62%

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The borrowers of the Loans had been in default on their interest payment obligations since the first quarter of 2013, and of their loan principal and repayment premium obligations on the TNK Loans from their maturity date in July 2013. In March 2014, the Company exercised its rights under security documentation to realize the amounts owed under its investment in term loans and assumed full ownership of the three VLCC vessels, which previously secured the investment in term loans. At the time of assumption of ownership, these vessels had an aggregate fair value of approximately $222 million, which exceeded the carrying value of the Loans. As a result of the exercise of remedies and the increase in VLCC vessel values during early 2014, in the first quarter of 2014 the Company recognized $15.2 million of interest income, of which $11.2 million related to prior periods and was previously unrecognized, owing under the Loans. In May 2014, Teekay Tankers sold two single-ship wholly-owned subsidiaries, each of which owned one VLCC, to TIL for aggregate proceeds of $154 million, plus related working capital on closing. Teekay Tankers recognized a $10 million gain on the sale of the VLCCs in 2014.

5.	Equity Financing Transactions

During the years ended December 31, 2015, 2014, and 2013, the Company’s publicly traded subsidiaries, Teekay Tankers, Teekay Offshore and Teekay LNG, completed the following public offerings and private placements of equity securities:

	Total Proceeds Received $	Less: Teekay Corporation Portion $(1)	Offering Expenses $	Net Proceeds Received $
2015
Teekay Offshore Preferred B Units Offering	125,000	—	(4,210)	120,790
Teekay Offshore Preferred C Units Offering	250,000	—	(250)	249,750
Teekay Offshore Continuing Offering Program	3,551	(71)	(66)	3,414
Teekay LNG Continuous Offering Program	36,274	(725)	(900)	34,649
Teekay Tankers Public Offering	13,716	—	(31)	13,685
Teekay Tankers Continuous Offering Program	94,595	—	(2,155)	92,440
Teekay Tankers Private Placement	109,907	—	—	109,907

2014
Teekay Offshore Continuous Offering Program	7,784	(156)	(153)	7,475
Teekay Offshore Direct Equity Placement	178,569	(3,571)	(75)	174,923
Teekay LNG Public Offering	140,784	(2,816)	(299)	137,669
Teekay LNG Continuous Offering Program	42,556	(851)	(901)	40,804
Teekay Tankers Public Offering	116,000	(20,000)	(4,810)	91,190

2013
Teekay Offshore Direct Equity Placements	115,688	(2,314)	(188)	113,186
Teekay Offshore Preferred Units Offering	150,000	—	(5,200)	144,800
Teekay Offshore Continuous Offering Program	2,819	(59)	(449)	2,311
Teekay LNG Continuous Offering Program	5,383	(107)	(457)	4,819
Teekay LNG Direct Equity Placement	40,816	(816)	(40)	39,960
Teekay LNG Public Offering	150,040	(3,001)	(5,222)	141,817

In 2015, in addition to the issuances of equity to third parties noted in the table above, Teekay purchased $30.0 million or 4.5 million shares of Class A common stock of Teekay Tankers for Teekay Tankers to partially finance the acquisition of 12 modern Suezmax tankers from Principal Maritime (see Note 3b), $300.0 million or 14.4 million common units of Teekay Offshore for Teekay Offshore to partially finance the July 1, 2015 acquisition of the Petrojarl Knarr FPSO from Teekay, and $45.5 million or 6.5 million shares of Class B common stock of Teekay Tankers to finance the acquisition of SPT (see Note 3c). These increases in Teekay’s ownership interest of Teekay Tankers and Teekay Offshore have been accounted for as equity transactions. Therefore, no gains or losses were recognized in the Company’s consolidated statements of income as a result of these purchases. However, the carrying amount of the non-controlling interests’ share of Teekay Offshore and Teekay Tankers increased by an aggregate of $168.1 million and retained earnings decreased by $168.1 million to reflect the increase in Teekay’s ownership interest in Teekay Offshore and Teekay Tankers and the increase in the carrying value of Teekay Offshore’s and Teekay Tankers’ total equity. This adjustment to non-controlling interest and retained earnings was primarily the result of Teekay Offshore’s 14.4 million common units being issued to Teekay at fair value, which was significantly greater than the carrying value.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

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

In April 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, Teekay completed the acquisition of the Voyageur Spirit FPSO unit and, immediately thereafter, Teekay Offshore acquired the unit from Teekay for an original purchase price of $540.0 million. Teekay Offshore financed the acquisition with the assumption of the $230.0 million debt facility secured by the unit, $253.0 million in cash and a $44.3 million equity private placement of common units to Teekay (including the general partner’s 2% proportionate capital contribution), which had a value of $40.0 million at the time Teekay offered to sell the FPSO unit to Teekay Offshore.

As a result of the public offerings and equity placements of Teekay Tankers, Teekay Offshore and Teekay LNG, the Company recorded (decreases) increases to retained earnings of ($152.7) million (2015), $68.4 million (2014) and $36.7 million (2013). These amounts represent Teekay’s dilution (losses) gains from the issuance of units and shares by these consolidated subsidiaries.

6.	Goodwill, Intangible Assets and In-Process Revenue Contracts

Goodwill

The carrying amount of goodwill for the years ended December 31, 2015 and 2014, for the Company’s reportable segments are as follows:

	Teekay Offshore Segment - Offshore Logistics $	Teekay LNG Segment - Liquefied Gas $	Total $
Balance as of December 31, 2013	130,908	35,631	166,539
Goodwill acquired	2,032	—	2,032

Balance as of December 31, 2014 and 2015	132,940	35,631	168,571

In March 2014, Teekay Offshore acquired 100% of the shares of ALP, a Netherlands-based provider of long-distance ocean towage and offshore installation services to the global offshore oil and gas industry. The goodwill recognized in connection with the ALP acquisition is attributable primarily to the assembled workforce of ALP, including their experience, skills and abilities (see Note 3g).

Intangible Assets

As at December 31, 2015, the Company’s intangible assets consisted of:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	$	$	$
Customer contracts	316,684	(234,894)	81,790
Customer relationships	30,879	(1,260)	29,619
Other intangible assets	1,000	(500)	500

	348,563	(236,654)	111,909

As at December 31, 2014 the Company’s intangible assets consisted of:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	$	$	$
Customer contracts	316,684	(223,018)	93,666
Other intangible assets	1,000	—	1,000

	317,684	(223,018)	94,666

In July 2015, as part of Teekay Tankers’ acquisition of SPT (see Note 3c), Teekay Tankers ascribed a value of $30.9 million to the customer relationships assumed as part of the acquisition of the STS transfer business. The Company is amortizing the customer relationships over a period of 10 years. Amortization expense relating to this acquisition for the year ended December 31, 2015 was $1.3 million, which is included in depreciation and amortization.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Aggregate amortization expense of intangible assets for the year ended December 31, 2015, was $13.6 million (2014 - $13.2 million, 2013 - $18.2 million), which is included in depreciation and amortization. Amortization of intangible assets following 2015 is expected to be $15.1 million (2016), $12.8 million (2017), $11.8 million (2018), $11.8 million (2019), $11.8 million (2020) and $48.6 million (thereafter).

In-Process Revenue Contracts

As part of the Company’s acquisition of FPSO units from Sevan and its previous acquisition of Petrojarl ASA (subsequently renamed Teekay Petrojarl AS, or Teekay Petrojarl), and Teekay LNG’s acquisition of BG’s ownership interests in four LNG carrier newbuildings, the Company assumed certain FPSO contracts, time-charter-out contracts with terms that were less favorable than the then prevailing market terms, and a service obligation for shipbuilding supervision and crew training services for the four LNG carrier newbuildings. At the time of the acquisitions, the Company recognized liabilities based on the estimated fair value of these contracts and service obligations. The Company is amortizing these liabilities over the estimated remaining terms of their associated contracts on a weighted basis, based on the projected revenue to be earned under the contracts.

Amortization of in-process revenue contracts for the year ended December 31, 2015 was $30.1 million (2014 - $40.9 million, 2013 - $61.7 million), which is included in revenues on the consolidated statements of income. Amortization following 2015 is expected to be $32.1 million (2016), $30.7 million (2017), $22.5 million (2018), $14.3 million (2019), $13.8 million (2020) and $37.4 million (thereafter).

7.	Accrued Liabilities and Other Long-Term Liabilities

Accrued Liabilities

	December 31, 2015	December 31, 2014
	$	$
Voyage and vessel expenses	168,120	163,155
Interest	66,110	60,064
Payroll and benefits and other	88,239	100,606
Deferred revenue - current	76,883	66,027
Loan from affiliates	12,426	4,907
Liabilities associated with assets held for sale	500	—

	412,278	394,759

Other Long-Term Liabilities

	December 31, 2015	December 31, 2014
	$	$
Deferred revenues and gains	248,984	253,639
Guarantee liability	26,467	24,880
Asset retirement obligation	25,484	25,006
Pension liabilities	14,953	31,365
Contingent consideration liability	6,225	18,969
Unrecognized tax benefits and deferred income tax	21,967	21,779
Other	8,298	7,451

	352,378	383,089

8.	Long-Term Debt

	December 31, 2015	December 31, 2014
	$	$
Revolving Credit Facilities	1,500,848	1,766,824
Senior Notes (8.5%) due January 15, 2020	592,657	392,657
Norwegian Kroner-denominated Bonds due through May 2020	621,957	697,798
U.S. Dollar-denominated Term Loans due through 2028	4,020,665	3,103,255
U.S. Dollar Bonds due through 2024	502,449	496,098
Euro-denominated Term Loans due through 2023	241,798	284,993

Total principal	7,480,374	6,741,625
Unamortized discount and debt issuance costs	(96,288)	(89,649)

Total debt	7,384,086	6,651,976
Less current portion	(1,106,104)	(652,645)

Long-term portion	6,277,982	5,999,331

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

As of December 31, 2015, the Company had 12 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $1.7 billion, of which $0.2 billion was undrawn. Interest payments are based on LIBOR plus margins; at December 31, 2015 and December 31, 2014, the margins ranged between 0.45% and 3.95%. At December 31, 2015 and December 31, 2014, the three-month LIBOR was 0.61% and 0.26%, respectively. The aggregate amount available under the Revolvers is scheduled to decrease by $662.7 million (2016), $512.6 million (2017), $460.5 million (2018) and $47.4 million (2019). The Revolvers are collateralized by first-priority mortgages granted on 44 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts. Included in other security are 38.2 million common units in Teekay Offshore, 25.2 million common units in Teekay LNG and 16.8 million Class A common shares in Teekay Tankers, which secure a $300 million credit facility.

Teekay’s $300 million revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG that are owned by Teekay. On October 5, 2015, Teekay amended the existing equity margin revolving credit facility to pledge additional common units of Teekay Offshore owned by Teekay and shares of Class A common stock of Teekay Tankers owned by Teekay and modify the required loan to value ratio. If, as a result of a decline in the aggregate market value of the pledged securities, the outstanding balance of the loans exceeds the loan-to-value ratio, the Company must prepay amounts under the facility. In December 2015, Teekay finalized with its lenders another amendment to decrease the maximum amount available under the existing equity margin revolving credit facility by $200 million to a $300 million credit facility and to include loan-to-value thresholds. As of December 31, 2015, based on the loan-to-value thresholds, there was $41.7 million credit available under this facility, of which $28.2 million was drawn and $13.5 million was undrawn.

The Company’s 8.5% senior unsecured notes are due January 15, 2020 with an original principal amount of $450 million (or the Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.181% of par. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Notes are an additional issuance of the Company’s Original Notes (cumulatively referred to as the 8.5% Notes). The Notes will be issued under the same indenture governing the Original Notes, but will not be fungible with the Original Notes unless and until such time as the Notes are exchanged for additional Original Notes pursuant to the terms of a registration rights agreement. The discount on the 8.5% Notes is accreted through the maturity date of the notes using the effective interest rate of 8.67% per year.

The Company capitalized issuance costs of $13.3 million which will be amortized to interest expense over the term of the 8.5% Notes. As of December 31, 2015, the unamortized balance of the capitalized issuance cost was $7.4 million which is recorded in long-term debt in the consolidated balance sheet. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date. During 2014, the Company repurchased the principal amount of $57.3 million of the 8.5% Notes at a premium of $7.7 million and such amount is reflected in other income in the Company’s consolidated statements of income.

Prior to 2015, Teekay Offshore, Teekay LNG and Teekay issued in the Norwegian bond market a total of NOK 5.2 billion of senior unsecured bonds that mature through January 2019. Senior unsecured bonds in an aggregate principal amount of NOK 700 million matured in October 2015. As at December 31, 2015, the total carrying amount of the remaining NOK 4.5 billion senior unsecured bonds was $508.9 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 4.00% to 5.75%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 4.94% to 7.49%, and the transfer of principal fixed at $771.8 million upon maturity in exchange for NOK 4.5 billion (see Note 15).

In May 2015, Teekay LNG issued in the Norwegian bond market NOK 1,000 million in senior unsecured bonds that mature in May 2020. As of December 31, 2015, the carrying amount of the bonds was $113.1 million. The interest payments on the bonds are based on NIBOR plus a margin of 3.70%. Teekay LNG entered into a cross currency swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 5.92%, and the transfer of the principal amount fixed at $134.0 million upon maturity in exchange for NOK 1,000 million (see Note 15). The net proceeds from the bond offering were used for general partnership purposes. The bonds are listed on the Oslo Stock Exchange.

As of December 31, 2015, the Company had 26 U.S. Dollar-denominated term loans outstanding, which totaled $4.0 billion in aggregate principal amount (December 31, 2014 – $3.1 billion). Certain of the term loans with a total outstanding principal balance of $48.6 million as at December 31, 2015 (December 31, 2014 – $37.8 million) bear interest at a weighted-average fixed rate of 4.0% (December 31, 2014 – 4.8%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At December 31, 2015 and December 31, 2014, the margins ranged between 0.3% and 3.25%. At December 31, 2015 and December 31, 2014, the three-month LIBOR was 0.61% and 0.26%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 23 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 67 (December 31, 2014 – 34) of the Company’s vessels, together with certain other security. In addition, at December 31, 2015, all but $64.6 million (December 31, 2014 – $79.3 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

During May 2014, Teekay Offshore issued $300 million in five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of December 31, 2015, the carrying amount of the bonds was $300.0 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.0%.

In September 2013 and November 2013, Teekay Offshore issued $174.2 million of ten-year senior bonds that mature in December 2023 and that were issued in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. Teekay Offshore makes semi-annual repayments on the bonds and as of December 31, 2015, the carrying amount of the bonds was $155.3 million.

In February 2015, Teekay Offshore issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As of December 31, 2015, the carrying amount of the bonds was $27.1 million. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by a first-priority mortgage on the Dampier Spirit FSO unit to which the bonds relate, together with other related security and are guaranteed by two subsidiaries of Teekay Offshore.

In August 2014, Teekay Offshore assumed Logitel’s obligations under a bond agreement from Sevan as part of the acquisition (see note 3d). The bonds are retractable at par at any time by Teekay Offshore. As of December 31, 2015, the outstanding amount of the bonds was $20.0 million with a carrying value of $18.8 million and the bonds are guaranteed by Teekay Offshore.

Teekay LNG has two Euro-denominated term loans outstanding, which, as at December 31, 2015, totaled 222.7 million Euros ($241.8 million) (December 31, 2014 – 235.6 million Euros ($285.0 million)). Teekay LNG is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At December 31, 2015 and December 31, 2014, the margins ranged between 0.6% and 2.25% and the one-month EURIBOR at December 31, 2015 was (0.21%) (December 31, 2014 – 0.02%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023, are collateralized by first-priority mortgages on two of Teekay LNG’s vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized foreign exchange loss of $2.2 million (2014 – $13.4 million gain, 2013 – $13.3 million loss).

The weighted-average effective interest rate on the Company’s aggregate long-term debt as at December 31, 2015 was 3.4% (December 31, 2014 – 3.2%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

In January 2016, Teekay Tankers entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay Teekay Tankers’ two bridge loan facilities which matured in late January 2016 and Teekay Tankers’ main corporate revolving credit facility which was scheduled to mature in 2017.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to December 31, 2015, including the impact of Teekay Tankers’ debt refinancing completed in January 2016, are $1.1 billion (2016), $1.1 billion (2017), $1.6 billion (2018), $0.9 billion (2019), $1.1 billion (2020) and $1.7 billion (thereafter).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and 11 loan agreements require the maintenance of vessel market value to loan ratios. As at December 31, 2015, these ratios ranged from 126.5% to 1,076.8% compared to their minimum required ratios of 105% to 135%. The vessel values used in these ratios are the appraised values prepared by the Company based on second hand sale and purchase market data. Changes in the conventional tanker, FPSO, shuttle tanker, towage and UMS market and a weakening of the LNG/LPG carrier market could negatively affect the Company’s compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at December 31, 2015 and December 31, 2014, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at December 31, 2015, this aggregate amount was $410.5 million (December 31, 2014- $368.1 million). As at December 31, 2015, the Company was in compliance with all covenants under its credit facilities and other long-term debt.

9.	Operating and Direct Financing Leases

Charters-in

As at December 31, 2015, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $185.5 million, comprised of $106.8 million (2016), $52.1 million (2017), $8.7 million (2018), $8.3 million (2019), $8.3 million (2020) and $1.3 million (thereafter). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Charters-out

Time charters and bareboat charters of the Company’s vessels to third parties (except as noted below) are accounted for as operating leases. Certain of these charters provide the charterer with the option to acquire the vessel or the option to extend the charter. As at December 31, 2015, minimum scheduled future revenues to be received by the Company on time charters and bareboat charters then in place were approximately $9.2 billion, comprised of $1.5 billion (2016), $1.4 billion (2017), $1.3 billion (2018), $1.2 billion (2019), $1.1 billion (2020) and $2.7 billion (thereafter). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2015, revenue from unexercised option periods of contracts that existed on December 31, 2015, revenue from vessels in the Company’s equity accounted investments, or variable or contingent revenues. In addition, minimum scheduled future revenues presented in this paragraph have been reduced by estimated off-hire time for scheduled periodic maintenance. The amounts may vary given future events such as unscheduled vessel maintenance.

The carrying amount of the vessels accounted for as operating leases at December 31, 2015, was $7.1 billion (2014 - $6.8 billion). The cost and accumulated depreciation of the vessels employed on operating leases as at December 31, 2015 were $9.6 billion (2014 - $8.9 billion) and $2.5 billion (2014 - $2.1 billion), respectively.

Operating Lease Obligations

Teekay Tangguh Joint Venture

As at December 31, 2015, the Teekay Tangguh Joint Venture was a party to operating leases (or Head Leases) whereby it is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company. The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company (or the Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amounts of this tax indemnification guarantee as at December 31, 2015 and December 31, 2014 were $8.0 million and $8.4 million, respectively, and are included as part of other long-term liabilities in the consolidated balance sheets of the Company. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to make termination payments to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

As at December 31, 2015, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

Year	Head Lease Receipts (1)	Sublease Payments(1)(2)
2016	21,242	24,113
2017	21,242	24,113
2018	21,242	24,113
2019	21,242	24,113
2020	21,242	24,113
Thereafter	175,337	199,072

Total	$281,547	$319,637

(1)

The Head Leases are fixed-rate operating leases while the Subleases have a small variable-rate component. As at December 31, 2015, the Teekay Tangguh Subsidiary had received $228.8 million of aggregate Head Lease receipts and had paid $163.7 million of aggregate Sublease payments. The portion of the Head Lease receipts that have not been recognized into earnings, is deferred and amortized on a straight line basis over the lease terms and, as at December 31, 2015, $3.8 million and $40.4 million of Head Lease receipts had been deferred and included in accrued liabilities and other long-term liabilities, respectively, in the Company’s consolidated balance sheets.

(2)	The amount of payments under the Subleases is updated annually to reflect any changes in the lease payments due to changes in tax law.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Net Investment in Direct Financing Leases

The time charters for the two Tangguh LNG carriers and one FSO unit of Teekay Offshore are accounted for as direct financing leases. In addition, in September and November 2013, Teekay LNG acquired two 155,900-cubic meter LNG carriers (or Awilco LNG Carriers) from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on a five- and four-year fixed-rate bareboat charter contract (plus a one year extension option), respectively, with Awilco holding a fixed-price purchase obligation at the end of the charter. The bareboat charters with Awilco are accounted for as direct financing leases. The purchase price of each vessel was $205 million less a $51.0 million upfront prepayment of charter hire by Awilco (inclusive of a $1.0 million upfront fee), which is in addition to the daily bareboat charter rate. The following table lists the components of the net investments in direct financing leases:

	December 31,	December 31,
	2015	2014
	$	$
Total minimum lease payments to be received	855,655	936,164
Estimated unguaranteed residual value of leased properties	203,465	203,465
Initial direct costs and other	428	461
Less unearned revenue	(375,419)	(435,137)

Total	684,129	704,953
Less current portion	(26,542)	(20,823)

Long-term portion	657,587	684,130

As at December 31, 2015, minimum lease payments to be received by the Company in each of the next five years following 2015 were $83.9 million (2016), $207.9 million (2017), $173.7 million (2018), $39.1 million (2019) and $39.2 million (2020). The FSO contract is scheduled to expire in 2017, the LNG time charters are both scheduled to expire in 2029 and the two LNG carriers under the Awilco LNG carrier leases expire in 2017 and 2018.

10.	Capital Lease Obligations

Capital Lease Obligations

	December 31,	December 31,
	2015	2014
	$	$
Suezmax Tankers	59,127	63,550
Less current portion	(4,546)	(4,422)

Long-term portion	54,581	59,128

As at December 31, 2015, Teekay LNG was a party to capital leases on two Suezmax tankers. Under these capital leases, the owner has the option to require Teekay LNG to purchase the two vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts and the cancellation options are first exercisable in October 2017 and July 2018, respectively.

The amounts in the table below assume the owner will not exercise its options to require Teekay LNG to purchase either of the two remaining vessels, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable (in October 2017 and July 2018, respectively), and sell the vessels to a third party, upon which the lease obligation will be extinguished. At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.5%. These capital leases are variable-rate capital leases. However, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by Teekay LNG.

As at December 31, 2015, the remaining commitments under the two capital leases, including the purchase obligations for the two Suezmax tankers, approximated $65.9 million, including imputed interest of $6.8 million, repayable from 2016 through 2018, as indicated below:

Year	Commitment
2016	$7,673
2017	$30,953
2018	$27,296

The Company’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

11.	Fair Value Measurements

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

Vessels and equipment and assets held for sale – The estimated fair value of the Company’s vessels and equipment and assets held for sale was determined based on discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company. Other assets held for sale include working capital balances and the fair value of such amounts generally approximate their carrying value.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Loans to equity-accounted investees and joint venture partners – The fair value of the Company’s loans to joint ventures and joint venture partners approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term receivable included in accounts receivable and other assets – The fair values of the Company’s long-term loan receivable is estimated using discounted cash flow analysis based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the counterparty.

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

			December 31, 2015		December 31, 2014
	Fair Value Hierarchy Level		Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1		855,107	855,107	927,679	927,679
Derivative instruments (note 15)
Interest rate swap agreements - assets (1)	Level 2		6,136	6,136	1,051	1,051
Interest rate swap agreements - liabilities (1)	Level 2		(370,952)	(370,952)	(406,783)	(406,783)
Cross currency interest swap agreement (1)	Level 2		(312,110)	(312,110)	(221,391)	(221,391)
Foreign currency contracts	Level 2		(18,826)	(18,826)	(18,407)	(18,407)
Stock purchase warrants (note 3h and 15)	Level 3		10,328	10,328	9,314	9,314
Logitel contingent consideration (see below)	Level 3		(14,830)	(14,830)	(21,448)	(21,448)
Non-recurring
Vessels and equipment (note 18b)	Level 2		100,600	100,600	—	—
Assets held for sale (note 18b)	Level 2		55,450	55,450	—	—
Other
Loans to equity-accounted investees and joint venture partners - Current		(2)	7,127	(2)	26,209	(2)
Loans to equity-accounted investees and joint venture partners - Long-term		(2)	184,390	(2)	227,217	(2)
Long-term receivable (3)	Level 2		16,453	16,427	17,137	17,164

Long-term debt - public (note 8)	Level 1		(1,493,915)	(1,161,729)	(1,371,174)	(1,405,711)
Long-term debt - non-public (note 8)	Level 2		(5,890,171)	(5,881,483)	(5,280,802)	(5,263,586)

(1)

The fair value of the Company’s interest rate swap agreements at December 31, 2015 includes $21.7 million (December 31, 2014 - $24.5 million) accrued interest expense which is recorded in accrued liabilities on the consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

(2)

In the consolidated financial statements, the Company’s loans to and equity investments in equity-accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. In addition, the loans to joint venture partners together with the joint venture partner’s equity investment in joint ventures form the net aggregate carrying value of the Company’s interest in the joint ventures. The fair value of the individual components of such aggregate interests is not determinable.

(3)

As at December 31, 2015, the estimated fair value of the non-interest bearing receivable was based on the remaining future fixed payments of $18.2 million to be received from BG, as part of the ship construction support agreement, as well as an estimated discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from BG, the discount rate was based on unsecured debt instruments of similar maturity held, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Stock purchase warrants – During January 2014, the Company received stock purchase warrants entitling it to purchase up to 1.5 million shares of the common stock of TIL (see Note 15). The estimated fair value of the stock purchase warrants was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of these stock purchase warrants as of December 31, 2015 was based on the historical volatility of the comparable companies of 54.6%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

Changes in fair value during the year ended December 31, 2015 for one of the Company’s derivative instruments, the TIL stock purchase warrants, which are described below and are measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Year Ended December 31,
	2015 $	2014 $
Fair value at the beginning of the year	9,314	—
Fair value on issuance	—	6,840
Unrealized gain included in earnings	1,014	2,474

Fair value at the end of the year	10,328	9,314

Logitel contingent consideration liability – In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS from CeFront Technology AS (or CeFront) for $4 million, which was paid in cash at closing, plus a potential additional amount of up to $27.6 million, depending upon certain performance criteria, which is payable from the present through mid-2020 (see Note 3d).

Teekay Offshore will owe the additional amount of up to $27.6 million if there are no yard cost overruns and no charterer late delivery penalties; the two unchartered UMS under construction are chartered above specified rates and no material defects from construction are identified up until one year after the delivery of each UMS. To the extent such events occur, the potential additional amount of $27.6 million will be reduced in accordance with the terms of the purchase agreement. The estimated fair value of the contingent consideration liability of $14.8 million at December 31, 2015 is the amount Teekay Offshore expects to pay to CeFront discounted to its present value using a weighted average cost of capital rate of 11.5%. As of December 31, 2015, the amount of the expected payments for each UMS was based upon the status of the construction project for the remaining two UMS newbuildings, the state of the charter market for the remaining two UMS newbuildings, the expectation of potential material defects for each UMS and, to a lesser extent, the timing of delivery of the remaining two UMS newbuildings. An increase (decrease) in Teekay Offshore’s estimates of yard cost overruns, charterer late delivery penalties, material defects and the discount rate, as well as a decrease (increase) in Teekay Offshore’s estimates of day rates at which it expects to charter the two unchartered UMS, will decrease (increase) the estimated fair value of the contingent consideration liability.

Changes in the estimated fair value of Teekay Offshore’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the year ended December 31, 2015 is as follows:

	Year Ended December 31,
	2015 $	2014 $
Balance at beginning of year	(21,448)	—
Acquisition of Logitel	2,569	(21,170)
Settlement of liability	3,540	—
Unrealized gain (loss) included in Other income	509	(278)

Balance at end of year	(14,830)	(21,448)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

12.	Capital Stock

The authorized capital stock of Teekay at December 31, 2015 and 2014, was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During 2015, the Company issued 0.2 million common shares upon the exercise of stock options and restricted stock units and awards, and had no share repurchases of common shares. During 2014, the Company issued 1.8 million common shares upon the exercise of stock options and restricted stock units and awards, and had no share repurchases of common shares. As at December 31, 2015, Teekay had issued 72,711,371 shares of Common Stock (2014 – 73,399,702) and no shares of Preferred Stock issued. As at December 31, 2015, Teekay had 72,711,371 shares of Common Stock outstanding (2014 – 72,500,502).

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

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market, subject to cancellation upon approval by the Board of Directors. As at December 31, 2015, Teekay had repurchased approximately 5.2 million shares of Common Stock for $162.3 million pursuant to such authorization. The total remaining share repurchase authorization at December 31, 2015, was $37.7 million. The shares of Common Stock repurchased during 2013 were under a separate authorization.

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

Stock-based compensation

In March 2013, the Company adopted the 2013 Equity Incentive Plan (or the 2013 Plan) and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). As at December 31, 2015, the Company had reserved 4,527,282 (2014 - 4,009,878) shares of Common Stock pursuant to the 2013 Plan, for issuance upon the exercise of options or equity awards granted or to be granted.

During the years ended December 31, 2015, 2014 and 2013, the Company granted options under the 2013 Plan to acquire up to 265,135, 15,243 and 72,810 shares of Common Stock, respectively, to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All options outstanding as of December 31, 2015, expire between March 7, 2016 and March 9, 2025, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2015, 2014, and 2013, are as follows:

	December 31, 2015		December 31, 2014		December 31, 2013
	Options (000’s)	Weighted- Average	Options (000’s)	Weighted- Average	Options (000’s)	Weighted- Average
		Exercise Price		Exercise Price		Exercise Price
	#	$	#	$	#	$
Outstanding- beginning of year	2,710	36.61	4,237	36.33	5,285	34.40
Granted	265	43.99	15	56.76	73	34.07
Exercised	(36)	33.79	(1,528)	36.10	(1,039)	26.21
Forfeited / expired	(139)	46.80	(14)	28.51	(82)	38.46

Outstanding - end of year	2,800	36.84	2,710	36.61	4,237	36.33

Exercisable - end of year	2,500	36.03	2,508	37.03	3,848	37.03

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2015, 2014 and 2013, are as follows:

	December 31, 2015		December 31, 2014		December 31, 2013
	Options (000’s) #	Weighted- Average Grant Date Fair Value $	Options (000’s) #	Weighted- Average Grant Date Fair Value $	Options (000’s) #	Weighted- Average Grant Date Fair Value $
Outstanding non-vested stock options - beginning of year	202	9.37	389	9.24	723	8.74
Granted	265	7.74	15	11.50	73	10.54
Vested	(167)	9.07	(188)	9.30	(401)	8.57
Forfeited	—	—	(14)	9.01	(6)	9.46

Outstanding non-vested stock options - end of year	300	8.09	202	9.37	389	9.24

The weighted average grant date fair value for non-vested options forfeited in 2015 was $0 (2014 - $0.1 million, 2013 - $0.1 million).

As of December 31, 2015, there was $0.4 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation is expected to be $0.2 million (2016), and $0.2 million (2017). During the years ended December 31, 2015, 2014, and 2013, the Company recognized $1.7 million, $1.0 million and $1.8 million, respectively, of compensation cost relating to stock options granted under the Plans. The intrinsic value of options exercised during 2015 was $0.5 million (2014 - $22.6 million; 2013 - $22.6 million).

As at December 31, 2015, there was no intrinsic value in the outstanding and exercisable stock options. As at December 31, 2014, the intrinsic value in the outstanding in-the-money stock options was $39.0 million and the intrinsic value in the exercisable in-the-money stock options $35.0 million. As at December 31, 2015, the weighted-average remaining life of options vested and expected to vest was 3.4 years (2014 – 3.6 years).

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2015 are as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices #	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $
$10.00 – $ 19.99	188	3.2	11.84	188	3.2	11.84
$20.00 – $ 24.99	293	4.2	24.42	293	4.2	24.42
$25.00 – $ 29.99	365	6.2	27.69	365	6.2	27.69
$30.00 – $ 34.99	117	6.3	34.44	93	6.1	34.53
$35.00 – $ 39.99	364	0.4	39.01	364	0.4	39.01
$40.00 – $ 44.99	1,029	4.0	41.33	764	2.2	40.41
$50.00 – $ 54.99	429	1.2	51.40	429	1.2	51.40
$55.00 – $ 59.99	15	8.2	56.76	5	8.2	56.76

	2,800	3.5	36.84	2,500	2.8	36.03

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The weighted-average grant-date fair value of options granted during 2015 was $7.74 per option (2014 - $11.50, 2013 - $10.54). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 31.1% in 2015, 34.7% in 2014 and 53.7% in 2013; expected life of five years in 2015 and 2014 and four years in 2013; dividend yield of 4.4% in 2015 and 2014 and 4.8% in 2013; risk-free interest rate of 1.4% in 2015, 1.6% in 2014, and 0.8% in 2013; and estimated forfeiture rate of 8% in 2015 and 12% in 2014 and 2013. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

The Company grants restricted stock units and performance share units to certain eligible officers and employees of the Company. Each restricted stock unit and performance share unit is equivalent in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance share units vest two or three years from the grant date. Upon vesting, the value of the restricted stock units, restricted stock awards and performance shares are paid to each grantee in the form of shares or cash. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.

During 2015, the Company granted 63,912 restricted stock units with a fair value of $2.8 million and 61,774 performance share units with a fair value of $3.4 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees. During 2015, a total of 101,419 restricted stock units with a market value of $4.3 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 98,381 shares of common stock. During 2014, the Company granted 81,388 restricted stock units with a fair value of $4.6 million and 50,689 performance share units with a fair value of $3.4 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees. During 2014, a total of 261,911 restricted stock units with a market value of $8.5 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 149,082 shares of common stock. During 2013, the Company granted 158,957 restricted stock units with a fair value of $5.4 million and 54,773 performance share units with a fair value of $2.3 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees. During 2013, a total of 296,798 restricted stock units with a market value of $8.8 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 175,206 shares of common stock. For the year ended December 31, 2015, the Company recorded an expense of $4.5 million (2014 - $7.5 million, 2013 - $9.9 million) related to the restricted stock units and performance share units.

During 2015, the Company also granted 22,502 (2014 – 18,230 and 2013 – 26,412) shares as restricted stock awards with a fair value of $1.0 million (2014 – $1.0 million and 2013 – $0.9 million), based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted.

Share-based Compensation of Subsidiaries

During the years ended December 31, 2015, 2014 and 2013, 14,603, 9,482 and 8,307 common units of Teekay Offshore, 10,447, 9,521 and 7,362 common units of Teekay LNG and 51,948, 17,073 and 142,157 shares of Class A common stock of Teekay Tankers, with aggregate values of $1.0 million, $0.8 million, and $1.0 million, respectively, were granted and issued to the non-management directors of the general partners of Teekay Offshore and Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2015, 2014 and 2013.

Teekay Offshore, Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay Offshore, Teekay LNG and Teekay Tankers. During March 2015, 2014 and 2013, Teekay Offshore and Teekay LNG granted phantom unit awards and Teekay Tankers granted restricted stock-based compensation awards with respect to 102,843, 67,569 and 63,309 units of Teekay Offshore, 32,054, 31,961 and 36,878 units of Teekay LNG and 192,387, 586,014 and 411,629 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $4.2 million, $5.7 million and $4.3 million, respectively, based on Teekay Offshore, Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates. Each phantom unit or restricted stock unit is equal in value to one of Teekay Offshore’s, Teekay LNG’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement, in which case the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax. During March 2015, Teekay Tankers granted 58,434 stock options with an exercise price of $5.39 per share that have a ten-year term and vest equally over three years from the grant date to an officer of Teekay Tankers. During June 2014, Teekay Tankers granted 110,829 stock options with an exercise price of $4.25 per share that have a ten-year term and vest equally over three years from the grant date to an officer of Teekay Tankers. During March 2014, Teekay Tankers granted 152,346 stock options with an exercise price of $4.10 per share that have a ten-year term and vest immediately to non-management directors of Teekay Tankers.

13.	Related Party Transactions

As at December 31, 2015, Resolute Investments, Ltd. (or Resolute) owned 39.1% (2014 – 34.8%, 2013 – 35.7%) of the Company’s outstanding Common Stock. One of the Company’s directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of the Company’s directors, Axel Karlshoej, is among the directors of Path Spirit Limited, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. The Company’s Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies. Another of the Company’s directors, Bjorn Moller, is a director of Kattegat Limited.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

14.	Other Income (Loss)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
TIL stock purchase warrants received (note 15)	—	6,839	—
Volatile organic compound emission plant lease (loss) income	(417)	24	238
Impairment of marketable securities	(683)	(1,322)	(2,062)
Miscellaneous income	2,666	1,006	9,229
Loss on bond repurchases	—	(7,699)	(1,759)

Other income (loss)	1,566	(1,152)	5,646

15.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at December 31, 2015, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Forward Rate (1)	Fair Value / Carrying Amount of Asset (Liability) $
				Expected Maturity
				2016	2017
				$	$
Euro	11,103	0.91	(45)	12,153	—
Norwegian Kroner	1,105,000	7.72	(18,005)	100,812	42,274
Singapore Dollar	22,442	1.36	(776)	16,537	—

			(18,826)	129,502	42,274

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company enters into cross currency swaps and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2016 through 2020. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2016 through 2020. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2016 through 2020. As at December 31, 2015, the Company was committed to the following cross currency swaps:

Notional Amount NOK	Notional Amount USD				Fair Value / Carrying Amount of Asset / (Liability)	Remaining Term (years)
		Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable
500,000	89,710	NIBOR	4.00%	4.94%	(33,714)	0.1
600,000	101,351	NIBOR	5.75%	7.49%	(36,505)	1.1
700,000	125,000	NIBOR	5.25%	6.88%	(49,703)	1.3
800,000	143,536	NIBOR	4.75%	6.07%	(56,985)	2.1
900,000	150,000	NIBOR	4.35%	6.43%	(54,027)	2.7
1,000,000	162,200	NIBOR	4.25%	6.42%	(56,124)	3.1
1,000,000	134,000	NIBOR	3.70%	5.92%	(25,052)	4.4

					(312,110)

Interest Rate Risk

The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

As at December 31, 2015, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	3,092,442	(312,131)	5.4	3.4
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	412,392	(16,227)	3.0	2.8
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	155,000	(2,626)	1.3	2.2
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	155,000	685	1.3	3.3
U.S. Dollar-denominated interest rate swaption (5)	LIBOR	160,000	(2,041)	2.1	2.0
U.S. Dollar-denominated interest rate swaption (5)	LIBOR	160,000	1,956	2.1	3.1
U.S. Dollar-denominated interest rate swaption (6)	LIBOR	160,000	(1,739)	2.5	1.8
U.S. Dollar-denominated interest rate swaption (6)	LIBOR	160,000	2,981	2.5	2.9

EURIBOR-Based Debt:
Euro-denominated interest rate swaps (7) (8)	EURIBOR	241,798	(35,674)	5.0	3.1

			(364,816)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of December 31, 2015, ranged from 0.3% to 3.95%.
(2)	Principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.
(3)

Interest rate swaps with an aggregate principal amount of $320 million are being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2016 to 2021. These interest rate swaps are subject to mandatory early termination in 2016 whereby the swaps will be settled based on their fair value at that time.

(4)

During June 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in April 2017 to enter into an interest rate swap at a fixed rate of 3.34% with a third party, and the third party has a one-time option in April 2017 to require Teekay LNG to enter into an interest swap at a fixed rate of 2.15%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in April 2017 for the fair value of the interest rate swap, in lieu of taking delivery of the actual interest rate swap.

(5)

During August 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in January 2018 to enter into an interest rate swap at a fixed rate of 3.10% with a third party, and the third party has a one-time option in January 2018 to require Teekay LNG to enter into an interest swap at a fixed rate of 1.97%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in January 2018 for the fair value of the interest rate swap, in lieu of taking delivery of the actual interest rate swap.

(6)

During October 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in July 2018 to enter into an interest rate swap at a fixed rate of 2.935% with a third party, and the third party has a one-time option in July 2018 to require Teekay LNG to enter into an interest swap at a fixed rate of 1.83%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in July 2018 for the fair value of the interest rate swap, in lieu of taking delivery of the actual interest rate swap.

(7)	Principal amount reduces monthly to 70.1 million Euros ($76.1 million) by the maturity dates of the swap agreements.
(8)	Principal amount is the U.S. Dollar equivalent of 222.7 million Euros.

Stock Purchase Warrants

In January 2014, Teekay and Teekay Tankers formed TIL. Teekay and Teekay Tankers purchased an aggregate of 5.0 million shares of TIL’s common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by Teekay and Teekay Tankers of $50.0 million. In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in NOK, Teekay and Teekay Tankers may also exercise their stock purchase warrants at 61.67 NOK per share using a cashless exercise procedure. The estimated fair value of the warrants on issuance was $6.8 million and is included in other income in the consolidated statements of income. The stock purchase warrants vest in four equally sized tranches and as at December 31, 2015, two tranches have vested. If the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in NOK, each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019. The fair value of the stock purchase warrants at December 31, 2015 was $10.3 million. The Company reports the unrealized gains from the stock purchase warrants in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of income.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Prepaid Expenses and Other	Derivative Assets	Accrued Liabilities	Current Portion of Derivative Liabilities	Derivative Liabilities
As at December 31, 2015
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	—	(338)	(777)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	80	—	—	(16,372)	(2,534)
Interest rate swap agreements	—	7,516	(18,348)	(198,196)	(154,673)
Cross currency swap agreements	—	—	(3,377)	(52,633)	(256,100)
Stock purchase warrants	—	10,328	—	—	—

	80	17,844	(21,725)	(267,539)	(414,084)

As at December 31, 2014
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	—	—	—	(14,218)	(4,189)
Interest rate swap agreements	—	5,101	(22,656)	(148,006)	(240,171)
Cross currency swap agreements	—	—	(1,835)	(41,733)	(177,822)
Stock purchase warrants	—	9,314	—	—	—

	—	14,415	(24,491)	(203,957)	(422,182)

For the periods indicated, the following table presents the effective portion of gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive (loss) income, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Year Ended December 31, 2015
Balance Sheet (AOCI)	Statement of Income (Loss)
Effective Portion	Effective Portion	Ineffective Portion
(65)	—	(1,050)	Interest expense

(65)	—	(1,050)

As at December 31, 2015, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s consolidated balance sheets. As at December 31, 2015, these derivatives had an aggregate fair value asset amount of nil and an aggregate fair value liability amount of $588.1 million. As at December 31, 2015, the Company had $105.3 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash on the consolidated balance sheets.

Realized and unrealized gains and (losses) from derivative instruments that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the consolidated statements of income. The effect of the gains and losses on derivatives not designated as hedging instruments in the consolidated statements of income are as follows:

	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $
Realized losses relating to:
Interest rate swap agreements	(108,036)	(125,424)	(122,439)
Interest rate swap agreement terminations	(10,876)	(1,319)	(35,985)
Foreign currency forward contracts	(21,607)	(4,436)	(2,027)

	(140,519)	(131,179)	(160,451)

Unrealized gains (losses) relating to:
Interest rate swap agreements	37,723	(86,045)	182,800
Foreign currency forward contracts	(418)	(16,926)	(3,935)
Stock purchase warrants	1,014	2,475	—

	38,319	(100,496)	178,865

Total realized and unrealized (losses) gains on derivative instruments	(102,200)	(231,675)	18,414

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Realized and unrealized (losses) gains of the cross currency swaps are recognized in earnings and reported in foreign currency exchange (loss) gain in the consolidated statements of income. The effect of the loss on cross currency swaps on the consolidated statements of income is as follows:

	Year Ended December 31,
	2015 $	2014 $	2013 $
Realized (loss) gain on maturity and partial termination of cross currency swaps	(36,155)	—	6,800
Realized (losses) gains	(18,973)	(3,955)	2,089
Unrealized losses	(89,178)	(167,334)	(65,387)

Total realized and unrealized (losses) gains on cross currency swaps	(144,306)	(171,289)	(56,498)

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

As at December 31, 2015, the Company was committed to the construction of 11 LNG carriers, four long-distance towing and offshore installation vessels, two UMS, three shuttle tankers, one FSO conversion and one FPSO upgrade for a total cost of approximately $3.6 billion, excluding capitalized interest and other miscellaneous construction costs. Vessels in which the Company holds an interest through non-consolidated joint ventures are excluded from the above amounts and are described on Note 16b. Two LNG carriers are scheduled for delivery in 2016, three LNG carriers are scheduled for delivery in 2017, four LNG carriers are scheduled for delivery in 2018 and two LNG carriers are scheduled for delivery in 2019, four long-distance towing and offshore installation vessels are scheduled for delivery in 2016, two UMS are scheduled for delivery in the third quarter of 2016 and the second quarter of 2019, three shuttle tankers are expected to be delivered in the fourth quarter of 2017 through the first half of 2018, the one FSO conversion is scheduled for completion in early-2017 and the one FPSO upgrade is scheduled for completion in the fourth quarter of 2016. As at December 31, 2015, payments made towards these commitments totaled $800.6 million (excluding $29.4 million of capitalized interest and other miscellaneous construction costs). As at December 31, 2015, the remaining payments required to be made under these newbuilding and conversion capital commitments were $864.6 million (2016), $887.0 million (2017), $616.3 million (2018), $426.1 million (2019) and $3.5 million (2020).

b)	Joint Ventures

As described in Note 3a, the Teekay LNG has a 30% ownership interest in the Bahrain LNG Joint Venture for the development of an LNG receiving and regasification terminal in Bahrain. The project will include a FSU, which will be modified from one of Teekay LNG’s existing MEGI LNG newbuilding carriers, an offshore gas receiving facility, and an onshore nitrogen production facility. The terminal will have a capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year agreement commencing July 2018. The receiving and regasification terminal is expected to have a fully-built up cost of approximately $872 million. As at December 31, 2015, Teekay LNG’s proportionate share of the costs to be incurred are $115.2 million (2016), $84.0 million (2017) and $62.4 million (2018).

As described in Note 3f, Teekay LNG has an ownership interest in the BG Joint Venture and, as part of the acquisition, agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. As at December 31, 2015, Teekay LNG had incurred $4.2 million, net of reimbursement from BG, relating to shipbuilding and crew training services. The remaining estimated amounts to be incurred for the shipbuilding and crew training obligation, net of the reimbursement from BG, are $6.0 million (2016), $3.8 million (2017), $4.1 million (2018) and $0.4 million (2019).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

In addition, the BG Joint Venture secured a $787.0 million debt facility to finance a portion of the estimated fully built-up cost of $1.0 billion for its four newbuilding carriers, with the remaining portion to be financed pro-rata based on ownership interests by Teekay LNG and the other partners. As at December 31, 2015, Teekay LNG’s proportionate share of the remaining newbuilding installments, net of debt financing, totaled $7.9 million (2016), $15.0 million (2017), $17.3 million (2018) and $6.3 million (2019).

As described in Note 23 – Equity Method Investments, Teekay LNG, has a 50% ownership interest in the Exmar LPG Joint Venture which has seven LPG newbuilding vessels scheduled for delivery between 2016 and 2018 and has obtained financing for three of these newbuilding vessels. As at December 31, 2015, Teekay LNG’s proportionate share of the remaining costs for these seven newbuilding carriers, net of the financing, totaled $4.9 million (2016), $62.7 million (2017) and $19.3 million (2018).

As described in Note 3e, Teekay LNG has a 50% ownership interest in the Yamal LNG Joint Venture which will build six 172,000-cubic meter ARC7 LNG carrier newbuildings for an estimated total fully built-up cost of approximately $2.1 billion. As at December 31, 2015, Teekay LNG’s proportionate costs incurred under these newbuilding contracts totaled $100.5 million and Teekay LNG’s proportionate share of the estimated remaining costs to be incurred were $74.4 million (2016), $97.6 million in (2017), $356.6 million in (2018), $214.4 million in (2019) and $198.3 million (2020). The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six LNG carrier newbuildings.

In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture with Brazilian-based Odebrecht Oil & Gas S.A. (or OOG). The vessel is committed to a new FPSO conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in early-2017 under a 12-year fixed-rate contract with Petroleo Brasileiro SA (Petrobras). The FPSO conversion is expected to cost approximately $1.0 billion. As at December 31, 2015, payments made by the joint venture towards these commitments totaled $251.6 million and the remaining payments required to be made are $739.4 million (2016) and $13.6 million (2017). Teekay Offshore intends to finance its share of the conversion through existing long-term debt financing within the joint venture, and to a lesser extent, through existing liquidity. The joint venture secured a $248 million short-term loan in late-2014, which was refinanced in 2015 with a long-term debt facility providing total borrowings of up to $804 million for the FPSO unit.

In December 2015, Teekay Offshore entered into a put and call option agreement with its 50/50 joint venture partner, OOG, relating to the FPSO conversion for the Libra field. The agreement provides OOG, with a put option to sell 15%, 20% or 25% of its shares in the joint venture to Teekay Offshore for consideration of $24.1 million, $32.1 million or $40.2 million, respectively. The exercise date for the put option was April 25, 2016 with a settlement date on May 25, 2016. Upon exercise of the put option, the agreement further provides OOG with a call option to repurchase the shares sold pursuant to the put option, for the same consideration from the put option plus 20% per annum from the put option date until the call option date as well as an additional $7.5 million. The exercise date for the call option is August 31, 2017 with settlement on January 5, 2018. Teekay Offshore expected to finance the put option, if exercised, with its existing liquidity. OOG did not exercise the put option on April 25, 2016 and the put and call option agreement was discontinued.

Teekay, through a 50/50 joint venture (or the KT Maritime Joint Venture) with Kotug International B.V., has a 50% ownership interest in three infield support vessels type ART100-42 towage newbuildings that have an estimated total cost of approximately $55.5 million and are expected to deliver during the first half of 2016. Teekay’s proportionate costs to be incurred under these newbuilding contracts total $27.8 million. As at December 31, 2015, payments made by Teekay towards these commitments totaled $7.9 million, with remaining payments of $19.9 million required to be made by Teekay in 2016.

c)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, other than with respect to the items noted below, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

Claims by Minority Shareholders of Sevan

The Company has a 43% ownership interest in Sevan. In February 2016, a special committee of the Board of Directors of Sevan (or Special Committee), responding to allegations made by certain minority shareholders of Sevan, advised that they had initiated a review of the legality of the agreements between Sevan and CeFront Technology AS (or CeFront) relating to the transfer to Logitel Offshore Pte. Ltd. or its wholly-owned subsidiaries (collectively Logitel Offshore) in 2013 of two hulls to be converted into UMS, including the $60 million bond loan (of which $41 million was a vendor credit and $19 million was a cash loan) granted by Sevan Holding V AS to Logitel Offshore Pte. Ltd. (or the 2013 Transaction). This review also included a review of the legality of the agreements between Sevan and Teekay Offshore entered into in connection with the 2014 transaction whereby Teekay Offshore acquired Logitel Offshore from CeFront (or the 2014 Transaction). The Special Committee advised Teekay Offshore by letter dated February 16, 2016, that it had obtained legal advice indicating that Sevan had failed to obtain the necessary shareholder approvals in connection with both the 2013 Transaction and the 2014 Transaction. The Special Committee also advised that, in its view, the $60 million bond loan to Logitel Offshore represents lending to a related party of a Sevan shareholder, which is in breach of mandatory limitations on such financing under Norwegian corporate law. The Special Committee has advised Teekay Offshore that the failure to obtain the necessary approval of Sevan’s shareholders would render certain of the agreements in the 2013 Transaction and 2014 Transaction either void or voidable, exposing Teekay Offshore to potential claims for restitution as mandated by Norwegian corporate law. As a result, Sevan claims that Teekay Offshore and/or Logitel owes Sevan approximately $50 million, representing the unpaid amount of the original $60 million bond loan. As at December 31, 2015, Teekay Offshore had accrued a bond loan payable amount of $18.8 million, based upon the terms of the agreements as entered into by Sevan, Logitel and Teekay Offshore. Teekay Offshore is in discussions with Sevan regarding the potential financial impact on Teekay Offshore of the failure of Sevan to obtain the necessary shareholder approvals of the 2013 Transaction and 2014 Transaction.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Piranema Spirit FPSO contract

In March 2016, Petrobras claimed that Teekay Offshore’s November 2011 cessation of paying certain agency fees with respect to the Piranema Spirit FPSO unit’s charter contract should have resulted in a corresponding 2% rate reduction on the FPSO charter contract with Petrobras. Teekay Offshore disagrees with this claim. Teekay Offshore has estimated the total claim to be approximately $7.5 million, consisting of $4.4 million relating to 2% of the charter hire previously paid by Petrobras to Teekay Offshore for the period from November 2011 up to the end of 2015, and $3.1 million relating to 2% of estimated future charter hire from 2016 to the end of the term of the FPSO contract with Petrobras.

STX Offshore & Shipbuilding Co.

In April 2013, four special purpose subsidiary companies of Teekay Tankers entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings. At the same time, Teekay Tankers entered an Option Agreement with STX allowing Teekay Tankers to order up to 12 additional vessels. The payment of Teekay Tankers’ first shipyard installment was contingent on Teekay Tankers receiving acceptable refund guarantees for the shipyard installment payments. At around the same time, however, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s ability to obtain the necessary refund guarantees in respect of the four firm shipbuilding contracts was severely affected. In October and November 2013, Teekay Tankers went on to exercise its rights under the Option Agreement to order eight additional newbuildings. The further required shipbuilding contracts were not entered into by STX within the timeframe specified in the Option Agreement. By December 2013, Teekay Tankers had determined that there was no prospect of the refund guarantees being provided under any of the firm shipbuilding contracts and then by February 2014 that there was no prospect of the same in respect of the further contracts to be entered pursuant to the Option Agreement or of that agreement being otherwise performed by STX. In December 2013, therefore, the subsidiaries of Teekay Tankers gave STX notice that it was treating STX as having repudiated the four firm shipbuilding contracts. Then in February 2014, Teekay Tankers gave STX notice that it was treating STX as having repudiated the Option Agreements. Having asserted that this was the position, in February and March 2014, Teekay Tankers and its subsidiaries commenced legal proceedings against STX for damages. This involved arbitration proceedings in London in respect of the four firm shipbuilding contracts and English High Court proceedings in respect of the Option Agreement. In November 2014, Teekay Tankers, on behalf of the subsidiaries, placed $0.6 million in an escrow account as cash security in respect of STX’s legal costs relating to the arbitration proceedings. These funds are classified as cash and cash equivalents in Teekay Tankers’ consolidated balance sheets as of December 31, 2015 and 2014.

In February 2016, Teekay Tankers’ subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of the four firm shipbuilding contracts. As a result, Teekay Tankers’ subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. Teekay Tankers and its subsidiaries are pursuing other routes to enforce the awards against STX. Additionally, the $0.6 million cash deposit was refunded subsequent to December 31, 2015. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection.

The trial in the English High Court in respect of the Option Agreement will commence in April 2016.

Class Action Complaint

Following the Company’s announcement in December 2015 that its Board of Directors had approved a plan to reduce the Company’s quarterly dividend to $0.055 per share, down from $0.55 per share in the third quarter of 2015, commencing with the fourth quarter of 2015 dividend payable in February 2016 and the subsequent decline of the price of the Company’s common stock, a class action complaint was filed on March 1, 2016 in the U.S. District Court for the District of Connecticut against the Company and certain of its officers. The complaint includes claims that the Company and certain of its officers violated Section 10(b) of the Securities Exchange Act 1934 and Rule 10b-5 promulgated thereunder. In general, the complaint alleges the Company and certain of its officers violated federal securities laws by making materially false and misleading statements regarding the Company’s ability and intention to maintain a quarterly dividend of at least $0.55 per share, thereby artificially inflating the price of its common stock. The plaintiffs are seeking unspecified monetary damages, including reasonable costs and expenses incurred in this action. The Company plans to vigorously defend against the claim. Based on the early stage of the claim and evaluation of the facts available at this time, the amount or range of reasonably possible losses to which the Company is exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact to the Company, if any, remains uncertain at this time. The Company maintains a Directors and Officers Insurance policy that provides coverage for such claims, subject to a maximum amount and a deductible.

Teekay Nakilat Capital Lease

Teekay LNG owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture) that was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers) until December 2014. Under the terms of the leasing arrangements for the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain the lessor’s agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit with the lessor as security against any future claims.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal further. Recent indications are that HMRC will attempt to progress matters on other leases including the lease of Teekay Nakilat Joint Venture with the intent of asking the lessees to accept the LEL1 tax case verdict that capital allowances were not due. If the Teekay Nakilat Joint Venture was to be challenged by HMRC, it is uncertain whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the former lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, Teekay LNG’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Petrojarl Banff Storm Damage

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, Teekay declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire while the necessary repairs and upgrades were completed and the weather permitted re-installation of the unit on the Banff field. The Company does not have off-hire insurance covering the Banff FPSO. The repairs and upgrades were completed in 2014, and the Banff FPSO unit resumed production on the Banff field in July 2014. In May 2015, the Company entered into a commercial settlement agreement with the charterer whereby the charterer agreed to contribute approximately $55 million towards the upgrade costs. No claims remain outstanding on this matter and the Company has collected $55 million from the charterer in this regard.

d)	Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67%-owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at December 31, 2015.

In July 2015, Teekay Offshore issued 10.4 million 8.60% Series C Cumulative Convertible Perpetual Preferred Units (or Series C Preferred Units) in a private placement for net proceeds of $249.8 million. At any time after the 18 month anniversary of the closing date, at the election of each holder, the Series C Preferred Units may be converted on a one-for-one basis into common units of Teekay Offshore. Pursuant to the partnership agreement, distributions on the Series C Preferred Units to preferred unitholders are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. The Series C Preferred Units may be redeemed in cash if a change of control occurs in Teekay Offshore. As a result, the Series C Preferred Units are included on the Company’s consolidated balance sheet as part of temporary equity which is above the equity section but below the liabilities section.

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

17.	Supplemental Cash Flow Information

a)	The changes in operating assets and liabilities for the years ended December 31, 2015, 2014, and 2013, are as follows:

	Year Ended December 31,
	2015	2014	2013
Accounts receivable	(6,488)	136,660	(77,837)
Prepaid expenses and other assets	(10,607)	(1,618)	(2,386)
Accounts payable	(24,727)	(17,643)	(10,877)
Accrued and other liabilities	29,531	(56,768)	155,284

	(12,291)	60,631	64,184

b)

Cash interest paid, including realized interest rate swap settlements, during the years ended December 31, 2015, 2014, and 2013, totaled $318.1 million, $328.2 million and $282.4 million, respectively. In addition, during the years ended December 31, 2015, 2014, and 2013, cash interest paid relating to interest rate swap amendments and terminations totaled $10.9 million, $1.3 million and $36.0 million, respectively.

c)

As described in Note 3b, in August 2015, Teekay Tankers agreed to acquire 12 modern Suezmax tankers from Principal Maritime. As of December 31, 2015, all 12 of the vessels had been delivered for a total purchase price of $661.3 million, consisting of $612.0 million in cash and approximately 7.2 million shares of Teekay Tankers’ Class A common stock or $49.3 million, which was treated as a non-cash transaction in the consolidated statement of cash flows.

d)

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

e)

As described in Note 3f, during 2014, Teekay LNG acquired BG’s ownership interest in the BG Joint Venture. As compensation, Teekay LNG assumed BG’s obligation (net of an agreement by BG to pay Teekay LNG approximately $20.3 million) to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. The estimated fair value of the assumed obligation of approximately $33.3 million was used to offset the purchase price and Teekay LNG’s receivable from BG and was treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

f)

During 2014, Teekay LNG acquired an LPG carrier, the Norgas Napa, from Skaugen for $27.0 million, of which $21.6 million was paid in cash upon delivery and the remaining $5.4 million is an interest-bearing loan to Skaugen.

g)

During 2014 and 2013, the sales of the Tenerife Spirit, Huelva Spirit, and Algeciras Spirit conventional tankers resulted in the vessels under capital leases being returned to the owner and the capital lease obligations being concurrently extinguished. Therefore, the sales of the Algeciras Spirit and Huelva Spirit under capital lease of $56.2 million in 2014 and the sale of the Tenerife Spirit under capital lease of $29.7 million in 2013 and the concurrent extinguishment of the corresponding capital lease obligations of $56.2 million in 2014 and $29.7 million in 2013 were treated as non-cash transactions in the Company’s consolidated statements of cash flows.

h)

During 2014, the portion of dividends declared by the Teekay Tangguh Joint Venture that was used to settle the advances made to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker of $14.4 million was treated as a non-cash transaction in the consolidated statements of cash flows.

i)

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

18.	Vessel Sales, Asset Impairments and Provisions

a) Sale of Vessels, Equipment and Other Assets

During 2015, Teekay Offshore sold a 1997-built shuttle tanker, the Navion Svenita, for net proceeds of $8.6 million. The Company’s consolidated statement of income for the year ended December 31, 2015 includes a $1.6 million gain related to the sale of this vessel. The gain on sale of vessel is included in the Company’s Teekay Offshore Segment - Offshore Logistics.

During 2015, Teekay Tankers sold one Conventional tanker for a sales price of $11.2 million. The Company’s consolidated statement of income for the year ended December 31 2015 includes a gain on sale of the vessel of $0.8 million related to the sale of this vessel. The gain on sale of vessel is included in the Company’s Teekay Tankers Segment - Conventional Tanker.

During 2015, the Company disposed of equipment from the Hummingbird Spirit. The Company’s consolidated statement of income for the year ended December 31, 2015 includes a $0.9 million loss related to the disposal of this equipment. The loss on disposal of this equipment is included in the Company’s Teekay Parent Segment – Offshore Production.

During 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to a joint venture held between Teekay Offshore and a joint venture partner. The Company’s consolidated statement of income for the year ended December 31, 2014 includes a $3.1 million gain related to the sale of this vessel. The gain on sale of vessel is included in the Company’s Teekay Offshore Segment - Offshore Logistics.

During 2014, the Company sold an office building. The Company’s consolidated statement of income for the year ended December 31, 2014, includes a $0.9 million gain on sale related to this office, which is included in the Company’s Teekay Parent Segment - Offshore Production.

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

During 2013, Teekay Offshore sold a 1992-built shuttle tanker, a 1992-built conventional tanker, two 1995-built conventional tankers and a 1998-built conventional tanker that were part of the Company’s Teekay Offshore - Offshore Logistics and Conventional Tanker segments. The Company realized a net gain of $0.7 million from the sale of these vessels. All of the vessels were older vessels that the Company disposed of in the ordinary course of business. During 2013, the Company also sold sub-sea equipment from the Petrojarl I FPSO unit that is part of the Company’s Teekay Parent Segment – Offshore Production. The Company realized a gain of $1.3 million from the sale of the equipment.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

b) Asset Impairments and Provisions

During 2015, the carrying values of two of Teekay Offshore’s 2000s-built conventional tankers and seven of Teekay Offshore’s 1990s-built shuttle tankers were written down to their estimated fair value, using appraised values. The write-down of the two conventional tankers was the result of the expected sale of the vessels and the vessels were classified as held for sale on the Company’s consolidated balance sheet as at December 31, 2015. The Company’s consolidated statement of income for the year ended December 31, 2015, includes a $3.9 million write-down related to these two conventional tankers. The write-down is included in the Company’s Teekay Offshore Segment - Conventional Tankers. Of the seven shuttle tankers, during the first quarter of 2015, one shuttle tanker was written down as a result of the expected sale of the vessel and the vessel was classified as held for sale on the Company’s consolidated balance sheet as at December 31, 2015. The vessel was subsequently sold in January 2016 for gross proceeds of $5.1 million (see Note 24). An additional shuttle tanker was written down during the first quarter of 2015 as a result of a change in the operating plan of the vessel. In the fourth quarter of 2015, the write-down of five shuttle tankers, which had an average age of 17.5 years, was the result of changes in Teekay Offshore’s expectations of their future opportunities, primarily due to their advanced age. While Teekay Offshore expects four of the five vessels to continue to actively trade as shuttle tankers over the near-term and the fifth vessel to actively trade in the conventional tanker market, Teekay Offshore anticipates fewer opportunities for alternative usage and increased age discrimination over time for these shuttle tankers. The Company’s consolidated statement of income for the year ended December 31, 2015, includes total write-downs of $66.7 million related to these seven shuttle tankers. The write-downs are included in the Company’s Teekay Offshore Segment - Offshore Logistics.

During 2014, the carrying value of one of Teekay Offshore’s 1990s-built shuttle tanker was written down to its estimated fair value, using an appraised value. The write-down was the result of the tanker coming off charter and the expectation that it would be re-chartered at a lower rate. The Company’s consolidated statement of income for the year ended December 31, 2014, includes a $4.8 million write-down related to this vessel, which is included in the Company’s Teekay Offshore Segment - Offshore Logistics.

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

During 2013, the Company wrote down the four Suezmax tankers to their estimated fair value of $163.2 million, which consists of their sale price, resulting in the recognition of an asset impairment of $90.8 million in the Company’s consolidated statement of income for the year ended December 31, 2013. The vessels were part of the Company’s Teekay Parent Segment - Conventional Tankers.

In 2013, the carrying value of six of Teekay Offshore’s 1990s-built shuttle tankers were written down to their estimated fair values, using an appraised value. The Company’s consolidated statement of income (loss) for the year ended December 31, 2013, includes a $76.8 million write-down related to these six vessels, of which $56.5 million relates to four shuttle tankers which Teekay Offshore owns through subsidiaries with ownership interests ranging from 50% to 67%. During the third quarter of 2013, four of these six shuttle tankers were written down as the result of the re-contracting of one of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013 and a change in expectations for the contract renewal for two of the shuttle tankers. In the fourth quarter of 2013, the remaining two of the six shuttle tankers were written down due to a cancellation in their contract renewal. The $76.8 million write-down is included within the Company’s Teekay Offshore Segment – Offshore Logistics.

During 2013, the Company increased the net carrying amount of the investments in term loans, which includes accrued interest income, by $1.9 million as the estimated future cash flows, which primarily reflected the estimated value of the underlying collateral, increased during 2013. The investments in term loans are part of the Company’s Teekay Parent Segment - Conventional Tankers. The net carrying amount of the loans consists of the present value of estimated future cash flows at December 31, 2013 (see Note 4). However, as at December 31, 2013, $11.2 million of interest receivable under the term loans, including default interest, was not recorded in respect of its investments in the three term loans based on the Company’s estimates of amounts receivable from its collateral. During March 2014, the Company assumed ownership of the three VLCCs that collateralized the investment in term loans (see Note 18a). At the time of assumption of ownership, these vessels had an aggregate fair value of approximately $222 million, which exceeded the carrying value of the loans. As a result, in the first quarter of 2014, the Company recognized $15.2 million of interest income, of which $11.2 million related to prior periods and was previously unrecognized owing under the loans.

See Note 2 – Segment Reporting for the total write down of vessels by segment for 2015, 2014 and 2013.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

19.	Income (Loss) Per Share

	Year Ended December 31,
	2015	2014	2013
	$	$	$
Net income (loss) attributable to shareholders of Teekay Corporation	82,151	(54,757)	(114,738)
Reduction in net earnings due to dilutive impact of stock-based compensation in Teekay LNG, Teekay Offshore and Teekay Tankers and Series C Preferred Units in Teekay Offshore	(227)	—	—

Net income (loss) attributable to shareholders of Teekay Corporation for diluted income (loss) per share	81,924	(54,757)	(114,738)

Weighted average number of common shares	72,665,783	72,066,008	70,457,958
Dilutive effect of stock-based compensation	524,781	—	—

Common stock and common stock equivalents	73,190,564	72,066,008	70,457,958

Income (loss) per common share:
- Basic	1.13	(0.76)	(1.63)
- Diluted	1.12	(0.76)	(1.63)

Stock-based awards, which have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the years ended December 31, 2015 and 2013, options and equity awards to acquire 1.4 million and 1.0 million shares of Common Stock, respectively, had an anti-dilutive effect on the calculation of diluted income per common share.

20.	Restructuring Charges

During 2015, the Company recorded restructuring charges of $14.0 million ($9.8 million – 2014, $6.9 million - 2013).

The restructuring charges in 2015 relate to the termination of the employment of certain seafarers upon the expiration of a time-charter-out contract, the reorganization of the Company’s marine operations and corporate services, and the change in crew on a vessel as requested by a charterer. The actual restructuring charges relating to the termination of the employment of certain seafarers upon the expiration of a time-charter-out contract and the change in crew on a vessel as requested by a charterer in the amount of $8.4 million were fully reimbursed to the Company by the charterers and the net reimbursement is included in voyage revenues.

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

The restructuring charges in 2013 relates to the termination of the employment of certain seafarers from the sale of two vessels and the reflagging of one shuttle tanker and to the reorganization of the Company’s marine operations and certain of its commercial and administrative functions. The purpose of this restructuring was to create better alignment between certain of the Company’s business units and its three publicly-listed subsidiaries, as well as a lower cost organization. The Company does not expect to incur further restructuring charges associated with this reorganization.

At December 31, 2015 and 2014 $3.2 million and $9.0 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

21.	Income Taxes

Teekay and a majority of its subsidiaries are not subject to income tax in the jurisdictions in which they are incorporated because they do not conduct business or operate in those jurisdictions. However, among others, the Company’s U.K. and Norwegian subsidiaries are subject to income taxes.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2015	2014
	$	$
Deferred tax assets:
Vessels and equipment	43,289	43,268
Tax losses carried forward(1)	310,019	360,547
Other	22,141	28,973

Total deferred tax assets	375,449	432,788

Deferred tax liabilities:
Vessels and equipment	10,577	12,514
Long-term debt	3,218	2,295
Other	15,090	19,954

Total deferred tax liabilities	28,885	34,763
Net deferred tax assets	346,564	398,025
Valuation allowance	(310,862)	(385,431)

Net deferred tax assets	35,702	12,594

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Net deferred tax assets are presented in other non-current assets and other long term liabilities in the accompanying consolidated balance sheets.

(1)

Substantially all of the Company’s net operating loss carryforwards of $1.28 billion relate primarily to its Norwegian, U.K., and Spanish subsidiaries and, to a lesser extent, to its Australian ship-owning subsidiaries. These net operating loss carryforwards are available to offset future taxable income in the respective jurisdictions, and can be carried forward indefinitely. The Company also has $37.2 million in disallowed finance costs that relate to its Spanish subsidiaries and are available to offset future taxable income in Spain and can also be carried forward indefinitely.

The components of the provision for income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Current	(10,440)	(6,460)	2,742
Deferred	27,207	(3,713)	(5,614)

Income tax recovery (expense)	16,767	(10,173)	(2,872)

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

	Year Ended	Year Ended	Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013
	$	$	$
Net income before taxes	388,693	134,175	38,352
Net income (loss) not subject to taxes	252,604	(80,454)	(267,665)

Net income subject to taxes	136,089	214,629	306,017

At applicable statutory tax rates	32,750	39,382	12,719
Permanent and currency differences, adjustments to valuation allowances and uncertain tax positions	(49,789)	(28,027)	(8,173)
Other	272	(1,182)	(1,674)

Tax (recovery) expense related to the current year	(16,767)	10,173	2,872

The following is a roll-forward of the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from January 1, 2013 to December 31, 2015:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Balance of unrecognized tax benefits as at January 1	20,335	20,304	29,364
Increases for positions related to the current year	4,578	3,643	1,141
Changes for positions taken in prior years	(2,965)	1,015	(1,284)
Decreases related to statute of limitations	(3,558)	(4,627)	(8,917)

Balance of unrecognized tax benefits as at December 31	18,390	20,335	20,304

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The majority of the net decrease for positions for the year ended December 31, 2015 relates to a potential tax on freight income becoming statute barred.

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2010 through 2015 remain open to examination by some of the major jurisdictions in which the Company is subject to tax.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The interest and penalties on unrecognized tax benefits are included in the roll-forward schedule above and are approximately a reduction of $0.3 million in 2015, net of statute barred liabilities, and $1.6 million in 2014 and $7.2 million in 2013.

22.	Pension Benefits

a)	Defined Contribution Pension Plans

With the exception of certain of the Company’s employees in Australia and Norway, the Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company matches all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2015, 2014, and 2013, the amount of cost recognized for the Company’s defined contribution pension plans was $15.2 million, $13.9 million and $14.8 million, respectively.

b)	Defined Benefit Pension Plans

The Company has a number of defined benefit pension plans (or the Benefit Plans) which primarily cover its employees in Norway and certain employees in Australia. As at December 31, 2015, approximately 71% of the defined benefit pension assets were held by the Norwegian plans and approximately 29% were held by the Australian plan. The pension assets in the Norwegian plans have been guaranteed a minimum rate of return by the provider, thus reducing potential exposure to the Company to the extent the counterparty honors its obligations. Potential exposure to the Company has also been reduced, particularly for the Australian plans, as a result of certain of its time-charter and management contracts that allow the Company, under certain conditions, to recover pension plan costs from its customers.

The following table provides information about changes in the benefit obligation and the fair value of the Benefit Plans assets, a statement of the funded status, and amounts recognized on the Company’s balance sheets:

	Year Ended	Year Ended
	December 31, 2015 $	December 31, 2014 $
Change in benefit obligation:
Beginning balance	121,604	150,996
Service cost	7,726	8,800
Interest cost	2,532	4,975
Contributions by plan participants	365	292
Actuarial (gain) loss	(9,165)	15,982
Benefits paid	(9,651)	(5,476)
Plan settlements and amendments	(14,891)	(21,235)
Benefit obligations assumed on acquisition	—	1,083
Foreign currency exchange rate changes	(16,001)	(33,680)
Other	(104)	(133)

Ending balance	82,415	121,604

Change in fair value of plan assets:
Beginning balance	97,158	138,876
Actual return on plan assets	2,221	2,849
Contributions by the employer	7,858	12,283
Contributions by plan participants	365	292
Benefits paid	(9,646)	(5,456)
Plan settlements and amendments	(11,420)	(22,405)
Plan assets assumed on acquisition	203	998
Foreign currency exchange rate changes	(13,096)	(29,721)
Other	(568)	(558)

Ending balance	73,075	97,158

Funded status deficiency	(9,340)	(24,446)

Amounts recognized in the balance sheets:
Other long-term liabilities	9,340	24,446
Accumulated other comprehensive loss:
Net actuarial losses	(17,374)	(32,060)

(1)	As at December 31, 2015, the estimated amount that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost in 2016 is $(0.6) million.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

As of December 31, 2015 and 2014, the accumulated benefit obligations for the Benefit Plans were $67.1 million and $95.7 million, respectively. The following table provides information for those pension plans with a benefit obligation in excess of plan assets and those pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31, 2015	December 31, 2014
	$	$
Benefit obligation	61,124	90,042
Fair value of plan assets	50,517	64,631

Accumulated benefit obligation	1,821	60,828
Fair value of plan assets	925	55,095

The components of net periodic pension cost relating to the Benefit Plans for the years ended December 31, 2015, 2014 and 2013 consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	$	$	$
Net periodic pension cost:
Service cost	7,726	8,800	9,768
Interest cost	2,532	4,975	4,974
Expected return on plan assets	(2,895)	(5,333)	(5,688)
Amortization of net actuarial loss	1,538	7,148	1,484
Plan settlement	(140)	(3,332)	973
Other	568	557	425

Net cost	9,329	12,815	11,936

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The components of other comprehensive income (loss) relating to the Plans for the years ended December 31, 2015, 2014 and 2013 consisted of the following:

	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $
Other comprehensive income (loss):
Net gain (loss) arising during the period	13,288	(14,954)	(3,930)
Amortization of net actuarial loss	1,538	7,148	1,484
Plan settlement	(140)	(3,332)	973

Total income (loss)	14,686	(11,138)	(1,473)

The Company estimates that it will make contributions into the Benefit Plans of $4.9 million during 2016. The following table provides the estimated future benefit payments, which reflect expected future service, to be paid by the Benefit Plans:

Year	Pension Benefit Payments $
2016	3,567
2017	3,111
2018	2,791
2019	2,834
2020	2,748
2021 – 2025	17,706

Total	32,757

The fair value of the plan assets, by category, as of December 31, 2015 and 2014 were as follows:

	December 31, 2015	December 31, 2014
Pooled Funds (1)	52,150	66,563
Mutual Funds (2)
Equity investments	11,089	7,343
Debt securities	2,512	6,119
Real estate	2,929	1,530
Cash and money market	1,674	12,238
Other	2,720	3,365

Total	73,075	97,158

(1)

The Company does not control the investment mix or strategy of the pooled funds. The pooled funds guarantee a minimum rate of return. If actual investment returns are less than the guarantee minimum rate, then the provider’s statutory reserves are used to top up the shortfall. The pooled funds primarily invest in hold to maturity bonds, real estate and other fixed income investments, which are expected to provide a stable rate of return.

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

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

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

The weighted average assumptions used to determine benefit obligations at December 31, 2015 and 2014 were as follows:

	December 31, 2015	December 31, 2014
Discount rates	3.0%	2.9%
Rate of compensation increase	3.4%	4.2%

The weighted average assumptions used to determine net pension expense for the years ended December 31, 2015, 2014 and 2013 were as follows:

	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $
Discount rates	3.0%	2.9%	3.9%
Rate of compensation increase	3.4%	4.2%	4.7%
Expected long-term rates of return (1)	4.0%	4.0%	4.8%

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

23.	Equity-accounted Investments

In December 2015, Teekay LNG entered into an agreement with National Oil & Gas Holding Authority (or Nogaholding), Samsung C&T (or Samsung) and Gulf Investment Corporation (or GIC) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture), for the development of an LNG receiving and regasification terminal in Bahrain and the supply of a FSU vessel. The Bahrain LNG Joint Venture is a joint venture between Nogaholding (30%), Teekay LNG (30%), Samsung (20%) and GIC (20%), and will comprise of an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and will be owned and operated under a twenty-year agreement commencing in mid-2018 with a fully-built up cost of approximately $872 million. Teekay LNG will supply the FSU vessel, which will be modified specifically from one of the nine MEGI LNG newbuildings through a twenty year time-charter contract (see Note 3a).

In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to the OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture with OOG. The vessel is committed to a new FPSO unit conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in early-2017 under a 12-year fixed-rate contract with Petrobras (see Note 16b).

In July 2014, Teekay LNG, through a new 50/50 joint venture, the Yamal LNG Joint Venture, ordered six internationally-flagged icebreaker LNG carriers for the Yamal LNG Project. The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (60%), France-based Total S.A. (20%) and China-based CNPC (20%), and will consist of three LNG trains with a total expected capacity of 16.5 million metric tons of LNG per annum and is currently scheduled to start-up in early-2018 (see Note 3e).

In June 2014, Teekay LNG acquired from BG its ownership interests in four 174,000-cubic meter Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for an estimated total fully built-up cost to the joint venture of approximately $1.0 billion. The vessels, upon delivery, which are scheduled between September 2017 and January 2019, will each operate under 20-year fixed-rate time-charter contracts, plus extension options, with Methane Services Limited, a wholly-owned subsidiary of BG (see Note 3f).

In January 2014, Teekay and Teekay Tankers formed TIL, which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. Teekay and Teekay Tankers in the aggregate purchased 5.0 million shares of common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by Teekay and Teekay Tankers of $50.0 million. In October 2014, Teekay Tankers acquired an additional 0.9 million common shares in TIL, representing 2.43% of the then outstanding share capital of TIL. In October 2014, TIL authorized a share repurchase program for up to $30 million and in September 2015, TIL authorized an increase in its share repurchase program to $60 million. As of December 31, 2015, TIL has repurchased $55.8 million at an average price of NOK 93.97 per share. The Company’s combined interests of Teekay and Teekay Tankers in TIL were 17.62% as at December 31, 2015. (see Note 3h).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

In June 2013, Teekay Offshore completed the acquisition from Teekay of its 50% interest in a FPSO unit, the Cidade de Itajai (or Itajai). The Itajai FPSO has been operating on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil since February 2013 under a nine-year fixed-rate time-charter contract, plus extension options, with Petrobras. The remaining 50% interest in the Itajai FPSO unit is owned by OOG.

In February 2013, Teekay LNG entered into a joint venture agreement with Exmar to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. Exmar LPG BVBA (or the Exmar LPG Joint Venture), took economic effect as of November 1, 2012 and, as of December 31, 2015, its fleet included 20 owned LPG carriers (including seven newbuilding carriers scheduled for delivery between 2015 and 2018) and two chartered-in LPG carriers. For Teekay LNG’s 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested $133.1 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG Joint Venture fleet. The excess of the book value of net assets acquired over Teekay LNG’s investment in the Exmar LPG Joint Venture, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of the Exmar LPG Joint Venture and recognition of goodwill, in accordance with the final purchase price allocation. Control of the Exmar LPG Joint Venture is shared equally between Exmar and Teekay LNG. Teekay LNG accounts for its investment in the Exmar LPG Joint Venture using the equity method.

Teekay LNG has a 52% ownership interest in the joint venture between Marubeni Corporation and Teekay LNG (or the Teekay LNG-Marubeni Joint Venture), which owns six LNG carriers. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and Teekay LNG, Teekay LNG accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method.

Teekay LNG has a 33% ownership interest in four newbuilding 160,400-cubic meter LNG carriers (or the Angola LNG Carriers). The Angola LNG Carriers are chartered at fixed rates to the Angola LNG Project. The High-Q Joint Venture is a joint venture arrangement between Teekay Tankers and Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong) whereby Teekay Tankers holds a 50% interest. SkaugenPetrotrans Joint Venture is a joint venture arrangement between Teekay and I.M. Skaugen Marine Services Pte Ltd. whereby Teekay holds a 50% interest. Teekay has a joint venture interest of 49% in Remora AS, a Norway-based offshore marine technology company from which Teekay Offshore acquired a 2010-built HiLoad DP unit. The RasGas 3 Joint Venture is a joint venture arrangement between Teekay LNG and QGTC Nakilat (1643-6) Holdings Corporation whereby Teekay LNG holds a 40% interest. The RasGas 3 Joint Venture owns four LNG carriers and related long-term fixed-rate time charters to service the expansion of a LNG project in Qatar. Teekay LNG has ownership interests ranging from 49% to 50% in its joint ventures with Exmar (or the Exmar LNG Joint Venture) which owns two LNG carriers that are chartered out under long term contracts.

In November 2011, Teekay acquired a 40% interest in a recapitalized Sevan for approximately $25 million. Sevan owns (i) two partially-completed hulls available for upgrade to FPSOs or other offshore projects; (ii) a licensing agreement with ENI SpA; (iii) an engineering and offshore project development business; and (iv) intellectual property rights, including offshore unit design patents. As of December 31, 2015, the aggregate value of the Company’s 43% interest (43% interest —December 31, 2014) in Sevan, based on the quoted market price of Sevan’s common stock on the Oslo Stock Exchange, was $44.9 million ($61.4 million – December 31, 2014).

A condensed summary of the Company’s investments in equity-accounted investees by segment are as follows (in thousands of U.S. dollars, except percentages):

		As at December 31,
Investments in Equity-accounted Investees (1)	Ownership Percentage	2015 $	2014 $
Teekay Offshore - Offshore Production
Libra Joint Venture	50%	17,952	413
Itajai	50%	59,692	59,764
Teekay LNG - iquefied Gas
Angola LNG Carriers	33%	56,203	47,863
BG (note 3f)	20% - 30%	25,574	20,704
Exmar LNG Joint Venture	50%	77,844	99,541
Exmar LPG Joint Venture	50%	163,730	209,367
RasGas3 Joint Venture	40%	160,684	145,764
Teekay LNG - Marubeni Joint Venture	52%	283,589	274,431
Yamal LNG Joint Venture (note 3e)	50%	100,084	96,791
Teekay Tanker - Conventional Tankers
TIL (note 3h)	10%	44,195	36,907
High-Q Joint Venture	50%	21,166	18,948
Teekay Parent - Offshore Production
Sevan	43%	22,581	34,985
Itajai		—	12,781
Teekay Parent - Conventional Tankers
TIL (note 3h)	7%	34,224	29,043
Other	50%	16,072	32,791

		1,083,590	1,120,093

(1)

Investments in equity-accounted investees is presented under current portion of loans to equity-accounted investees, loans to equity-accounted investees, equity-accounted investments and accrued liabilities in the Company’s consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

A condensed summary of the Company’s financial information for equity-accounted investments (16% to 52% owned) shown on a 100% basis are as follows:

	As at December 31,
	2015	2014(1)
Cash and restricted cash	386,727	434,833
Other assets - current	162,414	249,882
Vessels and equipment	3,936,718	3,329,796
Net investment in direct financing leases	1,813,991	1,850,279
Other assets - non-current	80,987	132,849

Current portion of long-term debt and obligations under capital lease	345,336	521,148
Other liabilities - current and obligations under capital lease	162,076	217,180
Long-term debt and obligations under capital lease	3,459,187	2,906,560
Other liabilities - non-current	447,947	459,907

	Year ended December 31,
	2015	2014(1)	2013(2)
Revenues	985,318	998,655	940,156
Income from vessel operations	433,023	454,135	328,430
Realized and unrealized (loss) gain on derivative instruments	(38,955)	(58,884)	16,334
Net income	275,259	300,837	288,550

Certain of the comparative figures have been adjusted to conform to the presentation adopted in the current year.

(1)	The results included for TIL are from the date of incorporation in January 2014.
(2)	The results included for the Exmar LPG BVBA are from the date of acquisition in February 2013.

For the year ended December 31, 2015, the Company recorded equity income of $102.9 million (2014 – $128.1 million and 2013 - $136.5 million). The income was primarily comprised of the Company’s share of net income (loss) from the Teekay LNG-Marubeni Joint Venture, Angola LNG Project, the RasGas 3 Joint Venture, Sevan, Exmar LNG Joint Venture, Exmar LPG BVBA, and from the interest in the Itajai. For the year ended December 31, 2015, $5.9 million of the equity gain related to the Company’s share of unrealized gain (loss) on interest rate swaps associated with these projects (2014 – $1.1 million and 2013 - $31.2 million).

24.	Subsequent Events

a)

In January 2016, Teekay Tankers entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay Teekay Tankers’ two bridge loan facilities, which matured in late January 2016, and Teekay Tankers’ main corporate revolving credit facility, which was scheduled to mature in 2017.

b)

In February 2016, a special committee of the Board of Directors of Sevan advised that they had initiated a review of the legality of agreements between Sevan, CeFront and Teekay Offshore. Please read “Note 16c – Commitments and Contingencies – Legal Proceedings and Claims – Claims by Minority Shareholders of Sevan”.

c)

In March 2016, Petrobras claimed that Teekay Offshore should have reduced the rate of the FPSO charter contract relating to the Piranema Spirit by 2%. Please read “Note 16c – Commitments and Contingencies – Legal Proceedings and Claims – Piranema Spirit FPSO Contract”.

d)

In March 2016, a class action complaint was filed in the U.S. District Court for the District of Connecticut against the Company and certain of its officers. Please read “Note 16c – Commitments and Contingencies – Legal Proceedings and Claims – Class Action Complaint”.

e)

On April 21, 2016, during the process to lift off the gangway connecting the Arendal Spirit UMS to the P48 FPSO, the gangway of the Arendal Spirit suffered damage. The Company is currently assessing options to have the gangway repaired or replaced. The financial impact is uncertain at this early stage; however, it is possible this event may result in the Arendal Spirit being off-hire for an extended period of time and may result in the charterer’s contract termination option becoming exercisable in mid-2016, should the Arendal Spirit remain off-hire until that time.