Form 20-F/A
period 2016-12-31
TEEKAY CORP
filed 2017-05-26
CIK 911971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________
FORM 20-F/A
(Amendment No. 1)
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
Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark if the registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer", "accelerated filer", and "emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer  ☐                 Accelerated Filer  ☒                 Non-Accelerated Filer  ☐ Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Explanatory Note

Teekay Corporation (“Teekay”) is filing this Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) to amend Part III Item 19 of its annual report on Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”) as originally filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2017, in order to update the consent of Teekay’s independent auditors, KPMG LLP, originally filed as Exhibit 23.1 of the Form 20-F, to include the conformed signature of KPMG LLP, which conformed signature reflects the signature of KPMG that was dated as of, and received by Teekay on, April 12, 2017. The conformed signature was inadvertently omitted from the Form 20-F. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, revise, amend, update or restate the information presented in any other item of the Form 20-F, or reflect any events that have occurred after the Form 20-F was originally filed.

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

4.31	Share Purchase Agreement, dated May 18, 2016, by and among Teekay Corporation and the purchasers named therein.(23)
4.32	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Corporation and the investors named therein.(23)
4.33	Equity Distribution Agreement, dated September 9, 2016, between Teekay Corporation and Citigroup Global Markets Inc.(24)
8.1	List of Subsidiaries. (25)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.
13.1	Teekay Corporation Certification of Kenneth Hvid, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (25)
13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (25)
23.1	Consent of KPMG LLP, as independent registered public accounting firm.
23.2	Consolidated Financial Statements of Exmar LPG BVBA. (25)
101.INS	XBRL Instance Document (25)
101.SCH	XBRL Taxonomy Extension Schema (25)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase (25)
101.DEF	XBRL Taxonomy Extension Definition Linkbase (25)
101.LAB	XBRL Taxonomy Extension Label Linkbase (25)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase (25)

_________________________

(1)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on August 31, 2011, and hereby incorporated by reference to such Report.

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

(16)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 25, 2012, and hereby incorporated by reference to such Report.

(17)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 29, 2013, and hereby incorporated by reference to such Report.

(18)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 28, 2014, and hereby incorporated by reference to such Report.

(19)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 28, 2014, and hereby incorporated by reference to such Report.

(20)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on September 2, 2014, and hereby incorporated by reference to such Report.

(21)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 29, 2015, and hereby incorporated by reference to such Report.

(22)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 26, 2016, and hereby incorporated by reference to such Report.

(23)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on June 30, 2016, and hereby incorporated by reference to such Report.

(24)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on September 9, 2016, and hereby incorporated by reference to such Report.

(25)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 12, 2017, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION
By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Dated: May 26, 2017