Form 20-F/A
period 2016-12-31
TEEKAY CORP
filed 2017-11-28
CIK 911971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________
FORM 20-F/A
(Amendment No. 2)
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

Teekay Corporation (Teekay) is filing this Amendment No. 2 on Form 20-F/A (the Form 20-F/A) to amend and restate Items 5, 18 and 19 of its annual report on Form 20-F for the fiscal year ended December 31, 2016 (the Form 20-F) as originally filed with the Securities and Exchange Commission (the SEC) on April 12, 2017 and as previously amended on May 26, 2017, in order to (a) reflect the change in segment presentation of Teekay Offshore Partners L.P. (Teekay Offshore), as described below, and (b) correct certain immaterial errors to Item 5 in the Form 20-F as originally filed. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, revise, amend, update or restate the information presented in any other item of the Form 20-F as originally filed with the SEC, or reflect, in any item of the Form 20-F, any events that have occurred after the Form 20-F was originally filed.

This Form 20-F/A is being filed primarily to provide (a) in Item 18, the audited financial statements of Teekay and its wholly-owned or controlled subsidiaries (collectively, the Company) described below and (b) in Item 5, a revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or MD&A) of the Company as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, which have been retroactively adjusted for the change in segment presentation of Teekay Offshore described below for the periods presented. The audited financial statements have been amended as follows: note 1 has been amended to describe the Brookfield Transaction (as defined below), and note 2 has been amended for the change in the segment presentation of Teekay Offshore to no longer show its individual lines of business in its operating segment. The MD&A has been amended in a similar fashion.

The consolidated financial statements in Item 18 include the accounts of the Company. Certain of Teekay’s significant non-wholly owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the following publicly traded subsidiaries: Teekay LNG Partners L.P. (or Teekay LNG); Teekay Tankers Ltd. (or Teekay Tankers); and, until September 25, 2017, Teekay Offshore. On September 25, 2017, Teekay, Teekay Offshore and Brookfield Business Partners L.P. together with its institutional partners (collectively, Brookfield) completed a strategic partnership (or the Brookfield Transaction) which resulted in the deconsolidation of Teekay Offshore as of that date. Although Teekay owned less than 50% of Teekay Offshore’s outstanding common units prior to the deconsolidation, Teekay maintained control of Teekay Offshore until September 25, 2017 by virtue of its 100% ownership interest in the general partner of Teekay Offshore, Teekay Offshore GP LLC (or TOO GP). In connection with Brookfield's acquisition from Teekay of a 49% interest in TOO GP as part of the Brookfield Transaction, Teekay and Brookfield entered into an amended limited liability company agreement for TOO GP whereby Brookfield obtained certain participatory rights in the management of TOO GP, which resulted in Teekay deconsolidating Teekay Offshore for accounting purposes on September 25, 2017. Subsequent to the closing of the Brookfield Transaction, Teekay has significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method.

The Company allocates capital and assesses performance from the separate perspectives of its two publicly-traded subsidiaries Teekay LNG and Teekay Tankers (together, the Daughter Companies), Teekay and its remaining subsidiaries (or Teekay Parent), and its investment in Teekay Offshore, as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on the Daughter Companies, Teekay Parent and its investment in Teekay Offshore (the Legal Entity Approach) and its segments are presented accordingly on this basis. The Company (excluding its investment in Teekay Offshore) has three primary lines of business: (1) offshore production (floating production, storage and off-loading (or FPSO) units), (2) liquefied gas carriers (liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers), and (3) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Daughter Company and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows. Subsequent to the Brookfield Transaction on September 25, 2017, the Company assesses the performance of, and makes decisions to allocate resources to, its investment in Teekay Offshore as a whole and not at the level of the individual lines of business within Teekay Offshore, which are (1) offshore production (FPSO units), (2) offshore logistics (shuttle tankers, the HiLoad DP unit, floating storage and offtake (or FSO) units, units for maintenance and safety (or UMS) and long-distance towing and offshore installation vessels), and (3) conventional tankers. The Company has determined that its investment in Teekay Offshore represents a separate operating segment and that individual lines of business within Teekay Offshore are no longer disclosed in the Company's operating segments. All segment information has been retroactively adjusted in the audited financial statements included in Item 18 of this Form 20-F/A to be consistent with the change in segment presentation of Teekay Offshore described above.

This Form 20-F/A also includes currently-dated certifications from Teekay’s Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as well as the currently dated consent of Teekay’s independent registered public accounting firm.

Unless otherwise indicated, references in this Form 20-F/A to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay and its subsidiaries.

Item 5.	Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the financial statements and notes thereto appearing in Item 18 in this report.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Unless otherwise indicated, references to Teekay Corporation, the "Company", "we”, "us" and "our" and similar terms refer to Teekay Corporation and its subsidiaries. References to “Teekay Offshore” refer to Teekay Offshore Partners L.P. (NYSE: TOO), references to Teekay LNG refer to Teekay LNG Partners L.P. (NYSE: TGP) and references to Teekay Tankers refer to Teekay Tankers Ltd. (NYSE: TNK).
Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).
Explanatory Note

On September 25, 2017, Teekay, Teekay Offshore and Brookfield Business Partners L.P. together with its institutional partners (collectively, Brookfield) completed a strategic partnership (or the Brookfield Transaction) which resulted in the deconsolidation of Teekay Offshore as of that date. Although Teekay owned less than 50% of Teekay Offshore, Teekay maintained control of Teekay Offshore until September 25, 2017, by virtue of its 100% ownership interest in the general partner of Teekay Offshore, Teekay Offshore GP LLC (or TOO GP). In connection with Brookfield's acquisition of a 49% interest in TOO GP as part of the Brookfield Transaction, Teekay and Brookfield entered into an amended limited liability company agreement whereby Brookfield obtained certain participatory rights in the management of TOO GP, which resulted in Teekay deconsolidating Teekay Offshore for accounting purposes on September 25, 2017. Subsequent to the closing of the Brookfield Transaction, Teekay has significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method. Prior to the Brookfield Transaction on September 25, 2017, our operating segments reflected further disaggregation within Teekay Offshore including three individual lines of business: (1) offshore production (FPSO units), (2) offshore logistics (shuttle tankers, the HiLoad DP unit, floating storage and offtake (or FSO) units, units for maintenance and safety (or UMS) and long-distance towing and offshore installation vessels), and (3) conventional tankers. Subsequent to September 25, 2017, we have determined that our investment in Teekay Offshore represents a single operating segment. All segment information for periods presented has been retroactively adjusted to be consistent with the change in segment presentation of Teekay Offshore described above.
All information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations has been retroactively adjusted (from that included in our 2016 Annual Report on Form 20-F originally filed with the SEC on April 12, 2017) for the change in segment presentation of Teekay Offshore for the periods presented. This includes, among other things, our results of operations for 2016, 2015 and 2014. All information that was forward looking in nature at the time our Management’s Discussion and Analysis of Financial Condition and Results of Operations was originally filed with the SEC on April 12, 2017, as part of our 2016 Annual Report on Form 20-F, has not been updated to reflect any events or changes in circumstances that have occurred after such date. Our audited financial statements as at December 31, 2016 and 2015 and for the three years ended December 31, 2016, retroactively adjusted for the change in segment presentation of Teekay Offshore, are included in Item 18 of this report. For additional information about the change in segment presentation of Teekay Offshore, please read Notes 1 and 2 to the consolidated financial statements included in Item 18.
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
Structure
To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Until the Brookfield Transaction on September 25, 2017, our organizational structure could be divided into (a) our controlling interests in three publicly-traded subsidiaries, Teekay Offshore, Teekay LNG, and Teekay Tankers (together, the Daughter Companies), and (b) Teekay and its remaining subsidiaries, which is referred to herein as Teekay Parent. As of December 31, 2016, we had economic interests in Teekay Offshore, Teekay LNG and Teekay Tankers of 29.0%, 33.1% and 25.4%, respectively. Since we controlled the voting interests of the Daughter Companies through our ownership of the sole general partner interests of Teekay Offshore and Teekay LNG and of Class A and Class B common shares of Teekay Tankers, we consolidated the results of these subsidiaries until the Brookfield Transaction on September 25, 2017, when we deconsolidated Teekay Offshore. Please read “Item 4C. Information on the Company – Organizational Structure.”

Teekay Offshore and Teekay LNG primarily hold assets that generate long-term fixed-rate cash flows. The strategic rationale for establishing these two master limited partnerships was to illuminate the higher value of fixed-rate cash flows to Teekay investors, realize advantages of a lower cost of equity when investing in new offshore or LNG projects, enhance returns to Teekay through fee-based revenue and ownership of the partnerships’ incentive distribution rights and increase our access to capital for growth. Teekay Tankers holds a substantial majority of our conventional tanker assets. Teekay Parent continues to own three FPSO units and to in-charter a number of vessels. However, our long-term vision is for Teekay Parent to be primarily a general partner whose role is that of portfolio manager and project developer. Our primary financial objective for Teekay Parent is to increase its free cash flow per share. To support this objective, we intend to de-lever the balance sheet of Teekay Parent by completing the sales of the remaining FPSO units to Teekay Offshore or third parties over the next several years and to seek to grow the distributions of Teekay LNG and Teekay Offshore over the long-term. However, lower oil and gas prices and the resulting impact on the capital markets has resulted in the cost of equity increasing for us, Teekay Offshore and Teekay LNG. Consequently,

in the near-term, we do not expect to sell any of the remaining FPSO units to Teekay Offshore. In addition, in December 2015, we announced a plan to reduce our quarterly dividend, in response to announcements by the general partners of Teekay Offshore and Teekay LNG of their plans to reduce their respective quarterly cash distribution amounts to partially finance committed capital expenditures and to repay debt.

Teekay entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when Teekay, Teekay LNG, and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

We (excluding our investment in Teekay Offshore) have three primary lines of business: offshore production (FPSO units), liquefied gas carriers and conventional tankers. We manage these businesses for the benefit of all stakeholders. We allocate capital and assess performance from the separate perspectives of Teekay LNG and Teekay Tankers, Teekay Parent, and its investment in Teekay Offshore, as well as from the perspective of the lines of business (the Line of Business approach). The primary focus of our organizational structure, internal reporting and allocation of resources by the chief operating decision maker, is on Teekay LNG and Teekay Tankers, Teekay Parent, and its investment in Teekay Offshore (the Legal Entity approach).  As such, a substantial majority of the information provided herein has been presented in accordance with the Legal Entity approach. However, we have continued to incorporate the Line of Business approach as in certain cases there is more than one line of business in each of Teekay LNG, Teekay Tankers and Teekay Parent, and we believe this information allows a better understanding of our performance and prospects for future net cash flows. Subsequent to the Brookfield Transaction on September 25, 2017, we assess the performance of, and make decisions to allocate resources to, our investment in Teekay Offshore as a whole and not at the level of the individual lines of business within Teekay Offshore, which are (1) offshore production (FPSO units), (2) offshore logistics (shuttle tankers, the HiLoad DP unit, floating storage and offtake (or FSO) units, units for maintenance and safety (or UMS) and long-distance towing and offshore installation vessels), and (3) conventional tankers. We have determined that our investment in Teekay Offshore represents a separate operating segment and that individual lines of business within Teekay Offshore are no longer disclosed in our operating segments and are not discussed individually in the following sections.

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

	Teekay Offshore Total
(in thousands of U.S. dollars, except calendar-ship-days)____________	2016	2015
Revenues	1,152,390	1,229,413
Voyage expenses	(80,750)	(98,006)
Net revenues	1,071,640	1,131,407
Vessel operating expenses	(364,441)	(378,480)
Time-charter hire expense	(75,485)	(51,750)
Depreciation and amortization	(300,011)	(274,599)
General and administrative expenses	(56,122)	(72,613)
Asset impairments and gain on sale of vessels	(40,079)	(69,998)
Restructuring charges	(4,649)	(568)
Income from vessel operations	230,853	283,399
Equity income	17,933	7,672
Calendar-Ship-Days (1)
Shuttle Tankers	11,913	12,319
FSO Units	2,562	2,395
FPSO Units	2,196	2,122
Conventional Tankers	732	1,432
UMS	366	318
Towage vessels	2,307	1,606
(1)Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

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

Income from vessel operations for Teekay Offshore’s business decreased to $230.9 million in 2016 compared to $283.4 million in 2015, primarily as a result of:

FPSO Fleet

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

Shuttle Tanker Fleet

•	a decrease of $22.7 million due to the expiration in April 2015 of a long-term contract at the Heidrun field serviced by Teekay Offshore's CoA fleet;

•
a decrease of $19.5 million due to higher depreciation expense related to the change in the estimated useful life of the shuttle component for all shuttle tankers from 25 to 20 years, the accelerated amortization of the tanker component for eight older shuttle tankers commencing the first quarter of 2016, partially offset by a write-down of the carrying values of seven shuttle tankers during 2015, and the Navion Europa shuttle tanker being fully amortized during the second quarter of 2015;

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

partially offset by

•
an increase of $69.7 million due to a write-down of shuttle tankers of $66.7 million in 2015 and $6.7 million gains on the sales of vessels in 2016, partially offset by a write-down of a shuttle tanker of $2.1 million in 2016 and a $1.6 million gain on the sale of a shuttle tanker in 2016;

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

FSO Fleet

•	an increase of $5.6 million due a reduction in operating expenses and amortization expense due to the commencement of the FSO conversion of the Randgrid in June 2015; and

•	an increase of $4.0 million due to the Navion Europa shuttle tanker acting as a substitute vessel while the Apollo Spirit FSO unit was undergoing a dry dock in the third quarter of 2016; and

•	an increase of $2.5 million due to lower depreciation expense due to dry-dock costs for the Navion Saga shuttle tanker being fully depreciated during the fourth quarter of 2015.

UMS Fleet

•
a decrease of $55.6 million relating to the UMS fleet, primarily due to the write-downs relating to the cancellation of the two UMS newbuilding contracts, an increase in spare parts and consumables in 2016 due to these costs being covered under warranty during 2015, and lower revenues due to the unit being off-hire from mid-April 2016 until early-July 2016 due to damage suffered to the gangway and the suspension of charter hire payments since early-November 2016 due to an operational review being conducted by the charterer; and

•	a decrease of $2.9 million due to higher depreciation expense related to the commencement of the charter contract of the Arendal Spirit UMS in June 2015.
Towage Fleet

•
a decrease of $8.7 million relating to the towage fleet primarily due to a decrease in rates and utilization of the towing and offshore installation vessels due to volatility in the offshore market, an increase in operating expenses due to the delivery of the ALP Striker in September 2016, an increase in repairs and maintenance expenses due to engine overhauls on the ALP Winger and ALP Centre during the first quarter of 2016, and an increase in crew costs compared to 2015 due to higher crew levels, partially offset by a more cost-efficient crew composition in 2016; and

•	a decrease of $3.7 million due to higher depreciation expense related to the acquisition of the six towing and offshore installation vessels during 2015.
Conventional Tanker Fleet

•	a net decrease of $10.7 million in 2016 due to the sale of the Kilimanjaro Spirit and Fuji Spirit in March 2016, and the subsequent in-chartering of the Blue Power and Blue Pride; and

•	a decrease of $5.4 million for 2016 due to the sale of the Explorer Spirit and Navigator Spirit in December 2015;
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
General and administrative Expenses

•
an increase of $13.2 million due to lower general and administrative expenses from lower management fees relating to Teekay Offshore's shuttle tanker and FSO fleets primarily from cost saving initiatives, and a decrease in development fees to Teekay of $4.2 million in connection with Teekay Offshore's acquisition of six long-distance towing and offshore installation vessels and the Arendal Spirit UMS in 2015, partially offset by an increase in management fees due to the commencement of the charter contract of the Arendal Spirit in June 2015; and

•
an increase of $2.6 million due to lower general and administrative expenses due to (a) a decrease in business development fees paid to Teekay in 2016 compared to 2015 of $9.7 million in connection with the 2015 acquisition for the Petrojarl Knarr FPSO and (b) the redelivery and lay up of the Petrojarl Varg FPSO unit in 2016, partially offset by the increase in general and administration expenses as a result of the acquisition of the Petrojarl Knarr FPSO unit in July 2015.

Equity income increased to $17.9 million for 2016 compared to $7.7 million for 2015, primarily due to increases in unrealized gains on derivative instruments relating to Teekay Offshore's investment in the Libra FPSO joint venture and the Itajai FPSO joint venture, lower repairs and maintenance expenses in 2016 due to turbine repairs made during 2015 and an insurance claim payment received during 2016 relating to these turbine repairs for the Itajai FPSO unit.
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

(in thousands of U.S. dollars, except calendar-ship-days)	Teekay Offshore Total
	2015	2014
Revenues	1,229,413	1,019,539
Voyage expenses	(98,006)	(112,540)
Net revenues	1,131,407	906,999
Vessel operating expenses	(378,480)	(352,209)
Time-charter hire expense	(51,750)	(31,090)
Depreciation and amortization	(274,599)	(198,553)
General and administrative expenses	(72,613)	(67,516)
Asset impairments and gain on sale of vessels	(69,998)	(1,638)
Restructuring (charges) recovery	(568)	225
Income from vessel operations	283,399	256,218
Equity income	7,672	10,341
Calendar-Ship-Days (1)
Shuttle Tankers	12,319	12,672
FSO Units	2,395	2,190
FPSO Units	2,122	1,476
Conventional Tankers	1,432	1,460
UMS	318	—
Towage	1,606	—

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

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

Income from vessel operations for Teekay Offshore’s business increased to $283.4 million in 2015 compared to $256.2 million in 2014, primarily as a result of:

FPSO Fleet

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
Shuttle Tanker Fleet

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

FSO Fleet

•	an increase of $8.7 million from lower vessel operating expenses and depreciation expense, due to the commencement of an FSO conversion of the Randgrid in June 2015;

•
an increase of $3.9 million primarily due to the dry docking of the Dampier Spirit during the second quarter of 2014 and the Navion Saga during the third quarter of 2014, partially offset by lower crew costs in 2014 due to a pension adjustment recorded in the first quarter of 2014 and increased depreciation of dry-dock and upgrade costs; and

•	an increase of $2.1 million due to the commencement of operations of the Suksan Salamander FSO in the third quarter of 2014.
UMS Fleet

•
an increase of $6.2 million due to the commencement of the charter contract of the Arendal Spirit UMS in June 2015 partially offset by write-downs relating to the expiration during 2015 of two options to purchase two additional units.

Towage Fleet

•	an increase of $4.4 million due to the delivery of six towing and offshore installation vessels during 2015.
Conventional Tanker Fleet

•
a decrease of $3.4 million primarily as a result of the write-downs of the Kilimanjaro Spirit and Fuji Spirit to their estimated fair values using appraised values, the net termination fees paid to Teekay Parent in relation to the early terminations of the bareboat and time-charter contracts and the sales of the SPT Explorer and Navigator Spirit, partially offset by a higher amount of reimbursed bunkers in 2015 compared to 2014 and the dry docking of the Kilimanjaro Spirit during the third quarter of 2014.

Equity income decreased to $7.7 million for 2015 compared to $10.3 million for 2014 primarily due to increases in unrealized losses on derivative instruments relating to Teekay Offshore’s investment in the Libra FPSO unit, partially offset by a decrease in unrealized losses on derivative instruments relating to an investment in the Itajai FPSO unit and a decrease in vessel operating expenses in the Itajai FPSO joint venture mainly due to the strengthening of the U.S. Dollar against the Brazilian Real compared to the preceding year, and a credit received during 2015 relating to unused maintenance days in the Itajai FPSO joint venture.
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

Since early 2016, Teekay Parent and the Daughter Companies have been executing on a series of financing initiatives intended to contribute to the funding of our upcoming capital expenditures and debt maturities, which are explained in the Teekay Parent and Daughter Company sections that follow.
Our revolving credit facilities and term loans are described in Item 18 – “Financial Statements: Note 7 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and 11 loan agreements require the maintenance of vessel market value to loan ratios. As at December 31, 2016, these vessel market value to loan ratios ranged from 116.6% to 433.2% compared to their minimum required ratios of 105% to 125%, respectively. Changes in the LNG/LPG, conventional tanker, FPSO, shuttle tanker, towage and UMS markets could negatively affect our compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at December 31, 2016, this amount was $50 million for us, excluding Teekay Offshore and Teekay LNG. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity of 5.0% of total debt for either Teekay Parent, Teekay Offshore or Teekay Tankers, which as at December 31, 2016 such amounts were $63.8 million, $159.1 million and $46.7 million, respectively. In addition, certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth and liquidity, and not exceed a maximum level of financial leverage. As at December 31, 2016, we were in compliance with all covenants under our credit facilities and other long-term debt.
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
Teekay Parent
Teekay Parent owns three FPSO units and continues to in-charter a number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Daughter Companies and other investments, its undrawn credit facilities and proceeds from the sale of vessels to external parties or Teekay Offshore (and in the past, Teekay LNG and Teekay Tankers). As at December 31, 2016, Teekay Parent’s total cash and cash equivalents was $146.4 million, compared to $221.0 million at December 31, 2015. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $279.5 million as at December 31, 2016, compared to $234.5 million as at December 31, 2015.

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

As at December 31, 2016, Teekay LNG's consolidated cash and cash equivalents were $126.1 million, compared to $102.5 million at December 31, 2015. Teekay LNG's total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $369.8 million as at December 31, 2016, compared to $232.5 million as at December 31, 2015. The increase in total consolidated liquidity was primarily due to proceeds from Teekay LNG's sale-leaseback financing transactions in February 2016 and July 2016 relating to the Creole Spirit and Oak Spirit, respectively, proceeds from the issuance of Series A Preferred Units in October 2016, proceeds from the issuance of Teekay LNG's NOK bonds net of buyback in October 2016, and reduced quarterly distributions in 2016 compared to 2015. At December 31, 2016, Teekay LNG had a working capital deficit of $29.0 million, which is primarily the result of $47.3 million of its NOK bonds maturing in May 2017, and $26.0 million of current capital lease obligations relating to one Suezmax tanker, under which the owner has the option to require Teekay LNG to purchase the vessel. Teekay LNG expects to manage its working capital deficit primarily with net operating cash flow and dividends from its equity accounted joint ventures, debt refinancings and, to a lesser extent, existing undrawn revolving credit facilities. As at December 31, 2016, Teekay LNG had undrawn revolving credit facilities of $243.7 million. In addition, in January 2017, Teekay LNG raised in the Norwegian bond market, NOK 300 million (equivalent to approximately $36 million) in new senior unsecured bonds through an add-on to its existing NOK bonds due in October 2021 and received $40 million in cash distributions in February 2017 from its 40% owned joint venture with Qatar Gas Transport Company Ltd. (Nakilat) (or the RasGas 3 Joint Venture) upon completion of its debt refinancing in December 2016, which were partially offset by Teekay LNG's additional equity investment of $57 million in the Teekay LNG-Marubeni Joint Venture upon completion of its debt refinancing in March 2017.

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

During 2015, we incurred capital expenditures for vessels and equipment of $1.8 billion, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Parent incurred $91.0 million of capital expenditures mainly for the installment payments and conversion costs of the Petrojarl Knarr FPSO unit. Teekay Offshore incurred capitalized expenditures of $664.7 million, including the six towing and offshore installation vessels delivered during 2015, the final installment on the Arendal Spirit UMS, FSO conversion costs, upgrade costs on the Petrojarl I FPSO unit, costs on the three newbuilding shuttle tankers, the four newbuilding towing and offshore installation vessels and various other vessel additions and installments. Teekay LNG incurred capital expenditures of $192.0 million primarily relating to newbuilding installments for six of its 11 LNG carrier newbuildings. Teekay Tankers incurred capital expenditures of $848.2 million relating to the acquisition of 12 Suezmax tankers from Principal Maritime Tankers, the acquisition of four LR2 product tankers and one Aframax tanker and other capital expenditures. In addition, we invested $40.6 million in our equity-accounted investees, primarily related to Teekay Offshore’s Libra FPSO joint venture and provided capital to Teekay LNG’s equity accounted investment primarily to prepay debt within the Teekay LNG-Marubeni Joint Venture and we were repaid $53.2 million from our loans to equity-accounted investees. During 2015, Teekay Offshore received proceeds of $8.9 million from the sale of a 1997-built shuttle tanker and Teekay Tankers received proceeds of $11.1 million from the sale of one MR tanker. In addition, Teekay Tankers invested $47.3 million related to the acquisition of TMS during 2015.

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

4.23	Agreement dated December 17, 2014, for a $450,000,000 secured loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. (21)
4.24	Amendment Agreement No. 2, dated December 19, 2014 for a $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (21)
4.25	Amendment Agreement No. 3, dated October 2, 2015 for a $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (22)
4.26	Amendment Agreement No. 4, dated December 17, 2015 for a $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (22)
4.27	Agreement, dated July 31, 2015, among OOGTK Libra GmbH & Co KG, ABN AMRO Bank N.V. and various other banks for a $803,711,786.92 term loan due 2027. (22)
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

4.31	Share Purchase Agreement, dated May 18, 2016, by and among Teekay Corporation and the purchasers named therein.(23)
4.32	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Corporation and the investors named therein.(23)
4.33	Equity Distribution Agreement, dated September 9, 2016, between Teekay Corporation and Citigroup Global Markets Inc.(24)
4.34	Warrant Agreement dated as of September 25, 2017, between Teekay Offshore Partners L.P. and Teekay Shipping Limited(25)
4.35	Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C., dated as of September 25, 2017, by and between Teekay Holdings Limited and Brookfield TK TOGP L.P. (25)
4.36	Registration Rights Agreement, dated as of September 25, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (25)
8.1	List of Subsidiaries. (26)
10.1	Investment Agreement, dated as of July 26, 2017, between Teekay Offshore Partners L.P. and Teekay Holdings Limited (27)
10.2	Purchase Agreement, dated as of July 26, 2017, between Teekay Holdings Limited and Brookfield TK TOGP L.P. (27)
10.3	Amended and Restated Subordinate Promissory Note, dated as of July 26, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (27)
10.4	Master Services Agreement, dated as of September 25, 2017, by and between Teekay Corporation, Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P. (25)
10.5	Trademark License Agreement, dated as of September 25, 2017, by and between Teekay Corporation and Teekay Offshore Partners L.P. (25)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.
13.1	Teekay Corporation Certification of Kenneth Hvid, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of KPMG LLP, as independent registered public accounting firm.
23.2	Consolidated Financial Statements of Exmar LPG BVBA. (26)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
_________________________

(1)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on August 31, 2011, and hereby incorporated by reference to such Report.

(2)
Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.

(3)	Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on May 2, 2000, and hereby incorporated by reference to such Report.

(4)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Report.

(5)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 8, 2005, and hereby incorporated by reference to such Report.

(6)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 10, 2006, and hereby incorporated by reference to such Report.

(7)	Previously filed as an exhibit to the Company’s Form 8-A/A (File No.1-12874), filed with the SEC on July 2, 2010, and hereby incorporated by reference to such Report.

(8)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 14, 2003, and hereby incorporated by reference to such Report.

(9)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on December 21, 2006, and hereby incorporated by reference to such Report.

(10)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 11, 2008, and hereby incorporated by reference to such Report.

(11)	Previously filed as an exhibit to the Company’s Schedule TO - T/A, filed with the SEC on May 18, 2007, and hereby incorporated by reference to such schedule.

(12)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.

(13)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and hereby incorporated by reference to such Report.

(14)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on January 27, 2010, and hereby incorporated by reference to such Report.

(15)
Previously filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-187142), filed with the SEC on March 8, 2013, and hereby incorporated by reference to such Registration Statement.

(16)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 25, 2012, and hereby incorporated by reference to such Report.

(17)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 29, 2013, and hereby incorporated by reference to such Report.

(18)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 28, 2014, and hereby incorporated by reference to such Report.

(19)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 28, 2014, and hereby incorporated by reference to such Report.

(20)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on September 2, 2014, and hereby incorporated by reference to such Report.

(21)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 29, 2015, and hereby incorporated by reference to such Report.

(22)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 26, 2016, and hereby incorporated by reference to such Report.

(23)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on June 30, 2016, and hereby incorporated by reference to such Report.

(24)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on September 9, 2016, and hereby incorporated by reference to such Report.

(25)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on November 22, 2017, and hereby incorporated by reference to such Report.

(26)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 12, 2017, and hereby incorporated by reference to such Report.

(27)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 18, 2017, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION
By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Dated: November 27, 2017

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

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 12, 2017, except for Notes 1 and 2, as to which the date is November 27, 2017

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

On September 25, 2017, Teekay, Teekay Offshore and Brookfield Business Partners L.P. together with its institutional partners (collectively, Brookfield) finalized a strategic partnership (or the Brookfield Transaction) which resulted in the deconsolidation of Teekay Offshore as of that date. Although Teekay owned less than 50% of Teekay Offshore, Teekay maintained control of Teekay Offshore until September 25, 2017 by virtue of its 100% ownership interest in the general partner of Teekay Offshore, which is a master limited partnership. In connection with Brookfield's acquisition of a 49% interest in Teekay Offshore's general partner, Teekay Offshore GP LLC (or TOO GP), Teekay and Brookfield entered into an amended limited liability company agreement whereby Brookfield obtained certain participatory rights in the management of TOO GP, which resulted in Teekay deconsolidating Teekay Offshore for accounting purposes on September 25, 2017. Subsequent to the closing of the Brookfield Transaction, Teekay has significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method.

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

2.	Segment Reporting
The Company allocates capital and assesses performance from the separate perspectives of its two publicly-traded subsidiaries Teekay LNG and Teekay Tankers (together, the Daughter Companies), Teekay and its remaining subsidiaries (or Teekay Parent), and its investment in Teekay Offshore, as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on the Daughter Companies, Teekay Parent and its investment in Teekay Offshore (the Legal Entity approach) and its segments are presented accordingly on this basis. The Company (excluding its investment in Teekay Offshore) has three primary lines of business: (1) offshore production (floating production, storage and off-loading (or FPSO) units), (2) liquefied gas carriers (liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers), and (3) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Daughter Company and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows.
Prior to the Brookfield Transaction on September 25, 2017, the Company's operating segments reflected further disaggregation within Teekay Offshore including three individual lines of business: (1) offshore production (FPSO units), (2) offshore logistics (shuttle tankers, the HiLoad DP unit, floating storage and offtake (or FSO) units, units for maintenance and safety (or UMS) and long-distance towing and offshore installation vessels), and (3) conventional tankers. Subsequent to September 25, 2017, the Company has determined that its investment in Teekay Offshore represents a single operating segment. These consolidated fincial statements have been amended to reflect the change in segment presentation of Teekay Offshore described above on a retroactive basis as required by ASC 280-10-50-34.

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

(1)
Certain vessels are chartered between the Daughter Companies and Teekay Parent. The amounts in the table below represent revenue earned by each segment from other segments within the group. Such intersegment revenue for the year ended 2016, 2015 and 2014 is as follows:

	Year Ended December 31,
	2016	2015	2014
Teekay Offshore	49,514	67,993	67,014
Teekay LNG - Liquefied Gas Carriers	37,336	35,887	37,596
Teekay Tankers - Conventional Tankers	5,404	1,380	13,707
Teekay Parent - Conventional Tankers	—	3,080	—
	92,254	108,340	118,317

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

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

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
(U.S. dollars in millions)	2016	2015	2014
Royal Dutch Shell Plc (1) (2)	$429.9 or 19%	(5)	(5)
BG Group (1) (2)	(2)	$263.4 or 11%	(5)
Petroleo Brasileiro SA (3)	$223.7 or 10%	$231.8 or 10%	$248.2 or 12%
Statoil ASA (4)	(5)	(5)	$239.8 or 12%

(1)	Teekay Offshore

(2)	In February 2016, Royal Dutch Shell Plc acquired BG Group Plc and therefore includes revenues from both Royal Dutch Shell Plc and BG Group Plc for 2016.

(3)	Teekay Offshore, Teekay Tankers - Conventional Tankers and Teekay Parent – Conventional Tankers

(4)	Teekay Offshore, Teekay Tankers—Conventional Tankers, Teekay Parent – Offshore Production and Teekay Parent – Conventional Tankers

(5)	Less than 10%

The following table includes other income statement items by segment for the periods presented in these financial statements.

	Depreciation and Amortization			Asset Impairments, Loan Loss Recoveries, and Net (Loss) Gain on Sale of Vessels, Equipment and Other Operating Assets			Equity Income (Loss)
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Teekay Offshore	(300,011)	(274,599)	(198,553)	(40,079)	(69,998)	(1,638)	17,933	7,672	10,341

Teekay LNG
Liquefied Gas Carriers	(80,084)	(71,323)	(71,711)	—	—	—	62,307	84,171	115,478
Conventional Tankers	(15,458)	(20,930)	(22,416)	(38,976)	—	—	—	—	—
	(95,542)	(92,253)	(94,127)	(38,976)	—	—	62,307	84,171	115,478
Teekay Tankers (1)
Conventional Tankers	(104,149)	(71,429)	(50,152)	(20,594)	771	9,955	13,101	14,411	5,228
Teekay Parent
Offshore Production	(70,855)	(69,508)	(78,630)	(110)	(948)	3,456	(575)	(12,196)	(1,357)
Conventional Tankers	(1,717)	(2,852)	(2,216)	(12,487)	—	(502)	5,089	16,712	3,052
Other	449	451	774	—	—	—	(1,838)	(1,101)	(2,546)
	(72,123)	(71,909)	(80,072)	(12,597)	(948)	2,954	2,676	3,415	(851)
Eliminations and other	—	690	—				(10,378)	(6,798)	(2,082)
	(571,825)	(509,500)	(422,904)	(112,246)	(70,175)	11,271	85,639	102,871	128,114

(1)
Financial information for Teekay Tankers includes operations of the Explorer Spirit, formerly known as the SPT Explorer and Navigator Spirit from December 18, 2015, the date Teekay Tankers acquired the vessels from Teekay Offshore.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2016 $	December 31, 2015 $
Teekay Offshore	5,354,702	5,372,582
Teekay LNG - Liquefied Gas Carriers	3,957,088	3,550,396
Teekay LNG - Conventional Tankers	193,553	360,527
Teekay Tankers - Conventional Tankers	1,864,317	2,073,059
Teekay Parent - Offshore Production	635,364	710,533
Teekay Parent - Conventional Tankers	55,937	142,236
Teekay Parent - Other	13,208	17,256
Cash and cash equivalents	567,994	678,392
Other assets not allocated	287,138	301,586
Eliminations	(114,549)	(145,319)
Consolidated total assets	12,814,752	13,061,248

The following table includes capital expenditures by segment for the periods presented in these financial statements.

	December 31, 2016 $	December 31, 2015 $
Teekay Offshore	294,581	672,476
Teekay LNG - Liquefied Gas Carriers	344,924	191,642
Teekay LNG - Conventional Tankers	63	327
Teekay Tankers - Conventional Tankers	9,226	848,250
Teekay Parent - Offshore Production	—	57,778
Teekay Parent - Conventional Tankers	—	92
Teekay Parent - Other	88	199
	648,882	1,770,764

3.	Investments
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

5.	Goodwill, Intangible Assets and In-Process Revenue Contracts
Goodwill
The carrying amount of goodwill for the years ended December 31, 2016 and 2015, for the Company’s reportable segments are as follows:

	Teekay Offshore $	Teekay LNG - Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Balance as of December 31, 2015 and 2014	132,940	35,631	—	168,571
Goodwill acquired	—	—	8,059	8,059
Balance as of December 31, 2016	132,940	35,631	8,059	176,630

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

LNG Carriers. As at December 31, 2016, Teekay LNG was a party to capital leases on two LNG carriers, the Creole Spirit and Oak Spirit. Upon delivery of the Creole Spirit in February 2016 and the Oak Spirit in July 2016, Teekay LNG sold these vessels to a third party and leased them back under 10-year bareboat charter contracts ending in 2026. The bareboat charter contracts are fixed-rate capital leases with a fixed-price purchase obligation at the end of the lease terms. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.5%. Teekay LNG guarantees the obligations of the bareboat charter contracts. In addition, the guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. In December 2016, Teekay LNG entered into a $682.8 million sale-leaseback agreement with ICBC Leasing for four of Teekay LNG’s LNG carrier newbuildings equipped with MEGI twin engines, delivering in 2017 and 2018, and at such dates, ICBC Financial Leasing Co., Ltd. will take delivery and charter each respective vessel back to Teekay LNG.

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

Arendal Spirit UMS

In early-November 2016, the Arendal Spirit UMS experienced an operational incident relating to its dynamic positioning system. As a result of this operational incident, and a gangway incident that occurred in April 2016, the charterer, Petrobras, initiated an operational review. Until

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

the results of the review are available, Petrobras has suspended its charter hire payments since November 2016. Teekay Offshore completed an investigation to identify the cause of such incidents and has implemented corrective actions. There is a risk that Petrobras may seek to cancel the charter contract resulting from their operational review. If this occurs, the term loan outstanding for the Arendal Spirit UMS, which as at December 31, 2016 had a balance of $120 million, could become payable within 180 days of a cancellation. Teekay Offshore is working to address Petrobras' concerns to bring the unit back into operation as soon as possible. Should the contract be cancelled, it could result in a reclassification of $105 million of long-term debt to the current portion of long-term debt unless Teekay Offshore is able to obtain an extension from the lenders.

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

17.	Vessel Sales, Asset Impairments and Provisions
a) Asset Impairments

During the fourth quarter of 2016, the carrying value of the Navion Marita was written down to its estimated fair value, using an appraised value, as a result of fewer opportunities to trade the vessel in the spot conventional tanker market. The Company’s consolidated statement of income for the year ended December 31, 2016, includes a $2.1 million write-down related to this vessel. The write-down is included in the Teekay Offshore Segment.

In 2016, Teekay Offshore canceled the UMS construction contracts for its two UMS newbuildings. As a result, the carrying values of these two UMS newbuildings were written down to $nil. The Company's consolidated statement of income for the year ended December 31, 2016 includes a $43.7 million write-down related to these two UMS newbuildings. The write-down is included in the Teekay Offshore Segment.

During 2015, seven of Teekay Offshore’s 1990s-built shuttle tankers were written down to their estimated fair value, using appraised values. Of the seven shuttle tankers, during the first quarter of 2015, one shuttle tanker was written down as a result of the expected sale of the vessel and the vessel was classified as held for sale on the Company’s consolidated balance sheet as at December 31, 2015. An additional shuttle tanker was written down during the first quarter of 2015 as a result of a change in the operating plan of the vessel. In the fourth quarter of 2015, the write-down of five shuttle tankers, which had an average age of 17.5 years, was the result of changes in Teekay Offshore’s expectations of their future opportunities, primarily due to their advanced age. The Company’s consolidated statement of income for the year ended December 31, 2015, includes total write-downs of $66.7 million related to these seven shuttle tankers. The write-downs are included in the Teekay Offshore Segment.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The following table shows the net (loss) gain on sale of vessels, equipment and other operating assets for the years ended December 31, 2016, 2015, and 2014:

			Net (Loss) Gain on Sale of Vessels, Equipment and Other Operating Assets
			Year Ended December 31,
Segment	Asset Type	Completion of Sale Date	2016 $	2015 $	2014 $
Teekay Offshore Segment	FSO unit	(1)	(983)	—	—
Teekay Offshore Segment	Shuttle tanker	Nov-16	6,817	—	—
Teekay Offshore Segment	Shuttle tanker	Mar-15	—	1,643	(4,759)
Teekay Offshore Segment	Shuttle tanker	Oct-14	—	—	3,121
Teekay Offshore Segment	2 Conventional Tankers	Mar-16	65	(3,897)	—
Teekay LNG Segment - Conventional Tankers	Suezmax	Mar-17	(11,537)	—	—
Teekay LNG Segment - Conventional Tankers	2 Suezmaxes	Apr/May-2016	(27,439)	—	—
Teekay Tankers Segment - Conventional Tankers	2 Suezmaxes	Jan-17	(6,276)	—	—
Teekay Tankers Segment - Conventional Tankers	MR Tanker	Nov-16	(8,094)	—	—
Teekay Tankers Segment - Conventional Tankers	MR Tanker	Aug-16	(6,556)	—	—
Teekay Tankers Segment - Conventional Tankers	2 VLCCs	May-14	—	—	9,955
Teekay Parent Segment - Conventional Tankers	VLCC	Oct-16	(12,495)	—	—
Other			48	(177)	433
Total			(66,450)	(2,431)	8,750

(1)	This vessel is expected to be sold in 2017.

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