Form 20-F
period 2017-12-31
TEEKAY CORP
filed 2018-04-30
CIK 911971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________
FORM 20-F
 ____________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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
89,127,041 shares of Common Stock, par value of $0.001 per share.
Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark if the registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer", "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):
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

TEEKAY CORPORATION
INDEX TO REPORT ON FORM 20-F

PART I
This annual report of Teekay Corporation on Form 20-F for the year ended December 31, 2017 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

Unless otherwise indicated, references in this Annual Report to “Teekay,” “the Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries. References in this Annual Report to Teekay LNG refer to Teekay LNG Partners L.P. (NYSE: TGP), references in this Annual Report to Teekay Tankers refer to Teekay Tankers Ltd. (NYSE: TNK), and references in this Annual Report to “Teekay Offshore” refer to Teekay Offshore Partners L.P. (NYSE: TOO).

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

•
our dividend policy and our ability to pay cash dividends on our shares of common stock or any increases in quarterly distributions, and the distribution and dividend policies of our publicly-listed subsidiaries Teekay LNG and Teekay Tankers (or the Controlled Daughter Entities), and our publicly-listed equity-accounted investee Teekay Offshore (together with the Controlled Daughter Entities, the Daughter Entities), including the ability to increase the distribution levels of the Daughter Entities in the future;

•
meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay LNG and Teekay Tankers, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next 12 months;

•	our ability and plans to obtain financing for new and existing projects, including unfinanced newbuildings, refinance existing debt obligations and fulfill our debt obligations;

•
our plans for Teekay Parent, which excludes our controlling interests in the Controlled Daughter Entities and our equity-accounted investment in Teekay Offshore, and includes Teekay and its remaining subsidiaries, not to have a direct ownership in any floating production, storage and offloading (or FPSO) units, and to increase its free cash flow per share and reduce its debt levels;

•
offshore, liquefied natural gas (or LNG), liquefied petroleum gas (or LPG), Long Range 2 (or LR2) and tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates, fleet growth, price of oil, and oil production in the tanker market, including the expected tanker market recovery during the latter part of 2018 and into 2019;

•	the expected lifespan of our vessels, including our expectations as to any impairment of our vessels;

•	our future growth prospects and future trends of the markets in which we operate;

•	the impact of future changes in the demand for and price of oil, and the related effects on the demand for and price of natural gas;

•
certainty of completion, estimated delivery and completion dates, commencement dates and rates of charters and charter extensions, intended financing and estimated costs, and the location of service and intended use for newbuildings, acquisitions and conversions;

•
our expectations regarding the ability of Awilco LNG ASA (or Awilco), and our other customers to make charter payments to us, and the ability of our customers to fulfill purchase obligations at the end of charter contracts, including obligations relating to two of Teekay LNG's LNG carriers completing charters with Awilco in 2019;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter or whose charter contract is expiring;

•
the future resumption of a LNG plant in Yemen operated by Yemen LNG Company Limited (or YLNG), the expected repayment of deferred hire amounts on Teekay LNG's two 52% owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG, and the expected reduction to Teekay LNG's equity income in 2018 as a result of the charter payment deferral;

•
expected funding of Teekay LNG's proportionate share of the remaining shipyard installment payments for its joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the Pan Union Joint Venture);

•	the cost of supervision and crew training in relation to the Pan Union Joint Venture, and our expected recovery of a portion of those costs;

•
our expectation that the owner of Teekay LNG’s Suezmax tanker under capital lease, the Toledo Spirit, will cancel the charter contract for the vessel and sell it to a third party, rather than requiring Teekay LNG to purchase the vessel under capital lease;

•
the expected technical and operational capabilities of newbuildings, including the benefits of the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines in certain LNG carrier newbuildings;

•
our expectations regarding the schedule and performance of the receiving and regasification terminal in Bahrain, which will be owned and operated by a new joint venture, Bahrain LNG W.L.L., owned by Teekay LNG (30%), National Oil & Gas Authority (or Nogaholding) (30%), Gulf Investment Corporation (or GIC) (24%) and Samsung C&T (or Samsung) (16%) (or the Bahrain LNG Joint Venture), and our expectations regarding the supply, modification and charter of a floating storage unit (or FSU) vessel for the project;

•	Teekay Offshore’s ability to recover the lower day rate on the Petrojarl I FPSO unit under the amended variable rate contract;

•	the future valuation or impairment of goodwill;

•
our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels’ ability to perform to specifications and maintain their hire rates in the future;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•
operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements, our ability to recover dry-docking expenses from charterers, and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•
the impact of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards and environmental liabilities applicable to our business, including the expected cost to install ballast water treatment systems on our vessels in compliance with the International Marine Organization (or IMO) proposals;

•	the outcome of the investigation into allegations of improper payments by one of our subsidiaries to Brazilian agents;

•	the timing of the new shuttle tanker contract of affreightment (or CoA) contracts and the number of shuttle tankers to serve these new CoAs;

•	the ability of Teekay Offshore to grow its long-distance ocean towage and offshore installation services business;

•	expected uses of proceeds from vessel or securities transactions;

•	our entering into joint ventures or partnerships with companies;

•	our expectations regarding the benefits of the Brookfield Transaction (as defined below in Item 5);

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

•	our expectations regarding uncertain tax positions;

•	the potential impact of new accounting guidance; and

•	our business strategy and other plans and objectives for future operations.
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

Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay for fiscal years 2013 through 2017, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Reports of the Independent Registered Public Accounting Firm thereon with respect to fiscal years in the three-year period ended December 31, 2017 (which are included herein) and “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. Dollars, except share and per share data)
Income Statement Data:
Revenues	$1,880,332	$2,328,569	$2,450,382	$1,993,920	$1,830,085
Income from vessel operations (1)	6,700	384,290	625,132	427,159	62,746
Interest expense	(268,400)	(282,966)	(242,469)	(208,529)	(181,396)
Interest income	6,290	4,821	5,988	6,827	9,708
Realized and unrealized (loss) gain on non-designated derivative instruments	(38,854)	(35,091)	(102,200)	(231,675)	18,414
Equity (loss) income	(37,344)	85,639	102,871	128,114	136,538
Foreign exchange (loss) gain	(26,463)	(6,548)	(2,195)	13,431	(13,304)
Other (loss) income	(53,981)	(39,013)	1,566	(1,152)	5,646
Income tax (expense) recovery	(12,232)	(24,468)	16,767	(10,173)	(2,872)
Net (loss) income	(529,072)	86,664	405,460	124,002	35,480
Less: Net loss (income) attributable to non- controlling interests	365,796	(209,846)	(323,309)	(178,759)	(150,218)
Net (loss) income attributable to shareholders of Teekay Corporation	(163,276)	(123,182)	82,151	(54,757)	(114,738)
Per Common Share Data:
Basic (loss) earnings attributable to shareholders of Teekay Corporation	(1.89)	(1.62)	1.13	(0.76)	(1.63)
Diluted (loss) earnings attributable to shareholders of Teekay Corporation	(1.89)	(1.62)	1.12	(0.76)	(1.63)
Cash dividends declared	0.2200	0.2200	1.7325	1.2650	1.2650
Balance Sheet Data (at end of year):
Cash and cash equivalents	$445,452	$567,994	$678,392	$806,904	$614,660
Restricted cash	106,722	237,248	176,437	119,351	502,732
Vessels and equipment	5,208,544	9,138,886	9,366,593	8,106,247	7,351,144
Net investments in direct financing leases	495,990	660,594	684,129	704,953	727,262
Total assets	8,092,437	12,814,752	13,061,248	11,779,690	11,506,393
Total debt (including obligations related to capital leases)	4,578,162	7,032,385	7,443,213	6,715,526	6,658,491
Capital stock and additional paid-in capital	919,078	887,075	775,018	770,759	713,760
Non-controlling interest	2,102,465	3,189,928	2,782,049	2,290,305	2,071,262
Total equity	2,879,656	4,089,293	3,701,074	3,388,633	3,203,050
Number of outstanding shares of common stock	89,127,041	86,149,975	72,711,371	72,500,502	70,729,399
Other Financial Data:
Net revenues (2)	$1,726,566	$2,190,230	$2,334,595	$1,866,073	$1,717,867
EBITDA (3)	231,099	961,102	1,134,674	758,781	641,126
Adjusted EBITDA (3)	898,246	1,268,668	1,393,696	1,037,284	817,382
Total debt to total capitalization (4)	61.4%	63.2%	66.8%	66.5%	67.5%
Net debt to total net capitalization (5)	58.3%	60.4%	64.0%	63.1%	63.4%
Capital expenditures:
Expenditures for vessels and equipment	$1,054,052	$648,326	$1,795,901	$994,931	$753,755

(1)	Income from vessel operations includes, among other things, the following:

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. Dollars)
Asset impairments and net (loss) gain on sale of vessels, equipment and other operating assets	$(270,743)	$(112,246)	$(70,175)	$11,271	$(166,358)
Restructuring charges	(5,101)	(26,811)	(14,017)	(9,826)	(6,921)
	$(275,844)	$(139,057)	$(84,192)	$1,445	$(173,279)

(2)
Net revenues is a non-GAAP financial measure. consistent with general practice in the shipping industry, we use net revenues (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters, the charterer pays the voyage expenses, which are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, whereas under voyage-charter contracts the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship-owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call “net revenues,” are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. Net revenues should not be considered as an alternative to revenues or any other measure of financial performance in accordance with GAAP. Net revenues is adjusted for expenses that we classify as voyage expenses and, therefore, may not be comparable to similarly titled measures of other companies. The following table reconciles net revenues with revenues.

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. Dollars)
Revenues	$1,880,332	$2,328,569	$2,450,382	$1,993,920	$1,830,085
Voyage expenses	(153,766)	(138,339)	(115,787)	(127,847)	(112,218)
Net revenues	$1,726,566	$2,190,230	$2,334,595	$1,866,073	$1,717,867

(3)
EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, foreign exchange loss (gain), items included in other loss (income), asset impairments, and net loss (gain) on sale of vessels, equipment and other operating assets, amortization of in-process revenue contracts, unrealized (gains) loss on derivative instruments, realized losses on interest rate swaps, realized losses on interest rate swap amendments and terminations, loss on deconsolidation of Teekay Offshore, write-downs related to equity-accounted investments, and our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

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

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. Dollars)
Income Statement Data:
Reconciliation of EBITDA and Adjusted EBITDA to Net (loss) income
Net (loss) income	$(529,072)	$86,664	$405,460	$124,002	$35,480
Income tax expense (recovery)	12,232	24,468	(16,767)	10,173	2,872
Depreciation and amortization	485,829	571,825	509,500	422,904	431,086
Interest expense, net of interest income	262,110	278,145	236,481	201,702	171,688
EBITDA	231,099	961,102	1,134,674	758,781	641,126
Restructuring charges	5,101	26,811	14,017	9,826	6,921
Foreign exchange loss (gain) (a)	26,463	6,548	2,195	(13,431)	13,304
Items included in other loss (income) (b) (c)	48,750	42,401	—	7,699	—
Asset impairments and net loss (gain) on sale of vessels, equipment and other operating assets	270,743	112,246	70,175	(11,271)	166,358
Amortization of in-process revenue contracts	(26,958)	(28,109)	(30,085)	(40,939)	(61,700)
Unrealized (gains) losses on derivative instruments	(13,634)	(69,401)	(38,319)	100,496	(178,731)
Realized losses on interest rate swaps	53,921	87,320	108,036	125,424	122,439
Realized losses on interest rate swap amendments and terminations	610	8,140	10,876	1,319	35,985
Loss on deconsolidation of Teekay Offshore (note 3)	104,788	—	—	—	—
Write-downs related to equity-accounted investments	46,168	2,357	—	—	—
Adjustments relating to equity income (d)	151,195	119,253	122,127	99,380	71,680
Adjusted EBITDA	898,246	1,268,668	1,393,696	1,037,284	817,382
Reconciliation of Adjusted EBITDA to net operating cash flow
Net operating cash flow	513,745	620,783	775,832	456,177	299,295
Expenditures for dry docking	50,899	45,964	68,380	74,379	72,205
Interest expense, net of interest income	262,110	278,145	236,481	201,702	171,688
Change in non-cash working capital items related to operating activities	(106,567)	(38,333)	12,291	(60,631)	(64,184)
Equity income (loss), net of dividends received	(87,602)	47,563	(3,203)	94,726	121,144
Other items (b) (c)	54,834	73,022	48,859	34,982	(19,791)
Restructuring charges	5,101	26,811	14,017	9,826	6,921
Realized losses on interest rate swaps	53,921	87,320	108,036	125,424	122,439
Realized losses on interest rate swap resets and terminations	610	8,140	10,876	1,319	35,985
Adjustments relating to equity income (d)	151,195	119,253	122,127	99,380	71,680
Adjusted EBITDA	898,246	1,268,668	1,393,696	1,037,284	817,382

(a)
Foreign exchange loss (gain) includes the unrealized gain of $82.7 million in 2017 (2016 – gain of $75.0 million, 2015 – loss of $89.2 million, 2014 – loss of $167.3 million, and 2013 – loss of $65.4 million) on cross currency swaps.

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

(c)
The Company held cost-accounted investments at cost. During the year ended December 31, 2016, the Company recorded a write-down of an investment of $19.0 million. This investment was subsequently sold in 2017, resulting in a gain on sale of cost-accounted investment of $1.3 million. During 2017, the Company recognized an additional tax indemnification guarantee liability of $50 million related to the Teekay Nakilat capital leases. For additional information regarding the Teekay Nakilat capital leases, please read "Item 18 - Financial Statements: Note 16d – Commitments and Contingencies".

(d)
Adjustments relating to equity income, which is a non-GAAP measure, should not be considered as an alternative to equity income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments relating to equity income exclude some, but not all, items that affect equity income and these measures may vary among other companies. Therefore, adjustments relating to equity income as presented in this Annual Report may not be comparable to similarly titled measures of other companies. When using Adjusted EBITDA as a measure of liquidity it should be noted that this measure includes the Adjusted EBITDA from our equity accounted for investments. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our equity accounted for investments. Consequently, the cash flow generated by our equity accounted for investments may not be available for use by us in the period generated. Equity income from equity accounted investments is adjusted for depreciation and amortization, interest expense, net of interest income, income tax expense (recovery), amortization of in-process revenue contracts, foreign currency exchange loss (gain), realized and unrealized loss (gain) on derivative instruments and certain other items. Adjustments relating to equity income from our equity accounted investments are as follows:

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. Dollars)
Depreciation and amortization	82,513	69,781	69,103	61,367	56,188
Interest expense, net of interest income	63,189	45,584	47,799	42,713	37,863
Income tax expense (recovery)	503	724	476	(188)	(21)
Amortization of in-process revenue contracts	(4,307)	(5,482)	(7,153)	(8,295)	(14,173)
Foreign currency exchange loss (gain)	366	132	(527)	(441)	709
Asset impairments and net loss (gain) on sale of vessels, equipment and other operating assets	5,479	4,763	(7,472)	(16,923)	—
Realized and unrealized loss (gain) on derivative instruments	3,452	3,075	15,027	21,147	(8,886)
Other	—	676	4,874	—	—
Adjustments relating to equity income	151,195	119,253	122,127	99,380	71,680

(4)	Total capitalization represents total debt and total equity.

(5)	Net debt is a non-GAAP financial measure. Net debt represents total debt less cash, cash equivalents and restricted cash. Total net capitalization represents net debt and total equity.
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
A decline in oil prices may adversely affect our growth prospects and results of operations.
Global crude oil prices have declined since mid-2014. The decline in oil prices has also contributed to depressed natural gas prices. Although global crude oil prices have increased since early-2016, a continuation of lower oil prices or a further decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

•
a reduction in exploration for or development of new offshore oil fields, or the delay or cancelation of existing offshore projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

•	a reduction in or termination of production of oil at certain fields we service, which may reduce our revenues under production-based components of our FPSO unit contracts or life-of-field contracts;

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
We have relied primarily upon bank financing and debt and equity offerings, primarily by our Daughter Entities, to fund our growth. Current market conditions generally in the energy sector and for master limited partnerships have significantly reduced our and our Daughter Entities’ access to capital, particularly equity capital, compared to periods prior to mid-2014. Debt financing and refinancing are more challenging to obtain, and terms are less attractive to us. Issuing additional common equity given current market conditions is more dilutive and costly than it has been in the past. Lack of access to debt or equity capital at reasonable rates would adversely affect our growth prospects and our ability to refinance debt and pay dividends to our equityholders.
The ability of us and our Controlled Daughter Entities to repay or refinance debt obligations and to fund capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. We and our Controlled Daughter Entities will need to obtain additional financing, which financing may limit our and their ability to make cash dividends and distributions, increase our or their financial leverage and result in dilution to our or their equityholders.
To fund existing and future debt obligations and capital expenditures of us and our Controlled Daughter Entities and to meet the minimum liquidity requirements under the financial covenants in our or their credit facilities, we and they will be required to obtain additional sources of financing, in addition to amounts generated from operations. These anticipated sources of financing include: raising additional capital through equity issuances; refinancing and increasing amounts available under various loan facilities of Teekay Tankers and Teekay LNG; negotiating new secured debt financings related to vessels under construction or other unencumbered operating vessels for Teekay Tankers and Teekay LNG.

The ability of us and our Controlled Daughter Entities to obtain external financing may be limited by our and their financial condition at the time of any such financing as well as by adverse market conditions in general. Even if we or our Controlled Daughter Entities are successful in obtaining necessary funds, the terms of such financings could limit our or their ability to pay cash dividends or distributions to security holders or operate our or their businesses as currently conducted. In addition, incurring additional debt may significantly increase interest expense and financial leverage, and issuing additional equity securities may result in significant equityholder dilution and would increase the aggregate amount of cash required to maintain quarterly dividends and distributions. The sale of certain assets will reduce cash from operations and the cash available for distribution to equityholders. For more information on our and our Controlled Daughter Entities’ liquidity requirements, please read “Item 18 - Financial Statements: Note 16c — Commitments and Contingencies - Liquidity."
We have guaranteed significant debt of certain of our Controlled Daughter Entities, and will be directly obligated to make related payments if the Controlled Daughter Entities default in their payment obligations.
We have guaranteed obligations pursuant to certain credit facilities of Teekay Tankers. As at December 31, 2017, the aggregate outstanding balance on such credit facilities was $252.7 million. If Teekay Tankers defaults in paying these obligations, we will be obligated to make the required payments.
We have experienced significant dilution of our ownership interest in Teekay Offshore and reduced control over the management of Teekay Offshore as a result of the issuance of Teekay Offshore common units and warrants to Brookfield and the sale of part of our interest in Teekay Offshore’s general partner to Brookfield.
On September 25, 2017, Teekay, Teekay Offshore and Brookfield Business Partners L.P. together with its institutional partners (collectively, Brookfield) completed a strategic partnership (or the Brookfield Transaction) which resulted in the deconsolidation of Teekay Offshore as of that date. Although Teekay owned less than 50% of Teekay Offshore prior to the completion of the Brookfield Transaction, Teekay maintained control of Teekay Offshore until September 25, 2017, by virtue of its 100% ownership interest in the general partner of Teekay Offshore. Subsequent to the closing of the Brookfield Transaction, Teekay accounts for its investment in Teekay Offshore using the equity method.

As part of the Brookfield Transaction, Teekay Offshore issued to Brookfield and Teekay Parent approximately 244 million and 12 million common units, respectively, plus warrants to purchase approximately 62.4 million and 3.1 million common units, respectively, which diluted the percentage of Teekay Offshore’s common units outstanding held by Teekay Parent from approximately 29% to approximately 14%.

Additionally, Brookfield acquired from Teekay Parent a 49% interest in Teekay Offshore's general partner and an option to purchase an additional 2% interest in Teekay Offshore's general partner. If Brookfield exercises its option to purchase from Teekay Parent the additional 2% interest in Teekay Offshore’s general partner, Teekay Parent will no longer have the right to elect a majority of the general partner’s board of directors. Brookfield has the right to appoint four of nine directors of the general partner and reasonably approve three of the remaining nine directors prior to any exercise of the 2% option, and the terms of the amended and restated general partner LLC agreement entered into upon closing of the Brookfield Transaction restricts Teekay Offshore’s general partner from, with respect to Teekay Offshore, making certain acquisitions and divestitures, entering into certain contracts, incurring certain indebtedness and expenditures, commencing or settling litigation or disputes, repurchasing or issuing securities outside of existing equity award programs, and taking other specified actions without Brookfield consent, until Brookfield exercises its 2% option and directors elected by Brookfield constitute a majority of the general partner’s board of directors. These restrictions could have the effect of delaying or preventing strategic transactions involving Teekay Offshore at any time while these restrictions remain in place.
We or Teekay Offshore may fail to realize the anticipated benefits of the Brookfield Transaction, and the transition of services could adversely impact our and Teekay Offshore’s ongoing operations.
We, Brookfield and Teekay Offshore entered into the Brookfield Transaction with the expectation that the investment and related transactions would result in various benefits, including, among other things, the ability to fully finance Teekay Offshore’s existing growth projects, resulting in significant near-term cash flow growth, the ability to better service Teekay Offshore’s customers and take advantage of future growth opportunities, and the ability to separate Teekay Offshore’s shuttle tanker business into a wholly-owned subsidiary, with the subsidiary’s indebtedness having no recourse to Teekay Parent, Teekay Offshore, or Teekay Offshore’s subsidiaries, other than the newly-created shuttle tanker subsidiary and its subsidiaries. The success of the Brookfield Transaction will depend, in part, on our and Teekay Offshore’s ability to realize such anticipated benefits. The anticipated benefits of the Brookfield Transaction may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected revenues or operating results of Teekay Offshore or us.

In connection with the Brookfield Transaction, Teekay entered into a transition services agreement with Teekay Offshore and its general partner which provided for, among other things, the transfer from Teekay to Teekay Offshore and its subsidiaries (a) the employment of Ingvild Sæther (President and Chief Executive Officer of Teekay Offshore Group Ltd.) and David Wong (Chief Financial Officer of Teekay Offshore Group Ltd.) and certain other persons who devoted all, or substantially all of their professional time providing services to Teekay Offshore and its subsidiaries pursuant to existing services agreements and (b) as of January 1, 2018, the Teekay subsidiaries (or the assets of such subsidiaries) that were devoted exclusively or nearly exclusively to providing services to Teekay Offshore and its subsidiaries pursuant to existing services agreements. Although the transferred personnel and assets were devoted exclusively or nearly exclusively to Teekay Offshore and its subsidiaries, it is possible that the transfer could result in the loss of key employees, the disruption of the ongoing businesses or inconsistencies in standards, controls, procedures or policies that adversely affect our and Teekay Offshore’s ability to achieve the anticipated benefits of the Brookfield Transaction.
Our cash flow depends substantially on the ability of our subsidiaries and equity-accounted investees, primarily our Daughter Entities, to make distributions to us. Our Daughter Entities have significantly reduced their distribution levels.
The source of our cash flow includes cash distributions from our subsidiaries and equity-accounted investees, primarily Teekay Offshore and Teekay LNG. The amount of cash our subsidiaries and equity-accounted investees can distribute to us principally depends upon the amount of distributions declared by each of their board of directors and the amount of cash they generate from their operations.

Effective for the quarterly distribution of the fourth quarter of 2015, we reduced our quarterly cash dividend per share to $0.055 from $0.55, Teekay LNG reduced its quarterly cash distribution per common unit to $0.14 from $0.70, and Teekay Offshore reduced its quarterly cash distribution per common unit to $0.11 from $0.56. At the time these changes were made, there was a dislocation in the capital markets relative to the stability of our businesses. More specifically, the future equity capital requirements for our committed growth projects, coupled with the relative weakness in energy and capital markets, resulted in our conclusion that it would be in the best interests of our shareholders to conserve more of our internally generated cash flows to fund committed existing growth projects and to reduce debt levels. We and Teekay LNG each maintained these reduced dividend and distribution levels throughout 2016 and 2017. Teekay Offshore maintained its reduced distribution level throughout 2016, and in September 2017, Teekay Offshore further reduced its quarterly cash distribution per common unit to $0.01 in connection with the Brookfield Transaction. Pursuant to the terms of the amended limited liability company agreement entered into upon closing of the Brookfield Transaction, Teekay Offshore’s general partner and we have agreed not to declare or pay (or cause the general partner to declare or to pay) any quarterly distribution on the Teekay Offshore common units in an amount over $0.01 per unit without the prior consent of Brookfield. There is no guarantee that quarterly cash distributions payable to common unit holders of Teekay Offshore will return to historical levels. These distribution reductions by Teekay Offshore and Teekay LNG substantially reduced our cash flows from them, including by currently eliminating any distributions on our incentive distribution rights in such Daughter Entities.

The amount of cash our subsidiaries and equity-accounted investees generate from their operations may fluctuate from quarter to quarter based on, among other things:

•	the rates they obtain from their charters, voyages and contracts;

•	the price and level of production of, and demand for, crude oil, LNG and LPG, including the level of production at the offshore oil fields Teekay Offshore services under contracts of affreightment;

•
the operating performance of our and Teekay Offshore's FPSO units, whereby receipt of incentive-based revenue from the FPSO units is dependent upon the fulfillment of the applicable performance criteria;

•	the level of their operating costs, such as the cost of crews and repairs and maintenance;

•	the number of off-hire days for their vessels and the timing of, and number of days required for, dry docking of vessels;

•
the rates, if any, at which Teekay Offshore may be able to redeploy shuttle tankers in the spot market as conventional oil tankers during any periods of reduced or terminated oil production at fields serviced by contracts of affreightment;

•
the rates, if any, at which our subsidiaries and equity-accounted investees may be able to redeploy vessels, particularly FPSO units, after they complete their charters or contracts and are redelivered to us;

•	the rates, if any, and ability, at which our subsidiaries and equity-accounted investees may be able to contract our newbuilding vessels, including our newbuilding towage vessels;

•	delays in the delivery of any newbuildings and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of business.

The actual amount of cash our subsidiaries and equity-accounted investees have available for distribution also depends on other factors such as:

•	the level of their capital expenditures, including for maintaining vessels or converting existing vessels for other uses and complying with regulations;

•
their debt service requirements and restrictions on distributions contained in their debt agreements, including financial ratio covenants which may indirectly restrict loans, distributions or dividends;

•	fluctuations in their working capital needs;

•	their ability to make working capital borrowings; and

•
the amount of any cash reserves, including reserves for future maintenance capital expenditures, working capital and other matters, established by the boards of directors of our Daughter Entities at their discretion.

The amount of cash our subsidiaries and equity-accounted investees generate from operations may differ materially from their profit or loss for the period, which will be affected by non-cash items and the timing of debt service payments. As a result of this and the other factors mentioned above, our subsidiaries and equity-accounted investees may make cash distributions during periods when they record losses and may not make cash distributions during periods when they record net income.
The cyclical nature of the tanker industry may lead to volatile changes in charter rates and significant fluctuations in the utilization of our vessels, which may adversely affect our earnings and profitability.
Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenue we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. If the tanker market is depressed, our earnings may decrease, particularly with respect to the conventional tanker vessels owned by Teekay Tankers, which accounted for approximately 20% and 23% of our net revenues during 2017 and 2016, respectively. These vessels are primarily employed on the spot-charter market, which is highly volatile and fluctuates based upon tanker and oil supply and demand. Declining spot rates in a given period generally will result in corresponding declines in operating results for that period. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt obligations. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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
As at December 31, 2017, we had 30 vessels operating in Teekay Offshore's shuttle tanker fleet and eleven FPSO units operating in our and Teekay Offshore's FPSO fleet (of which two are operating in joint ventures). The revenue earned by certain shuttle tankers and FPSO units depends upon the volume of oil we transport or the volume of oil produced from offshore oil fields. Oil production levels are affected by several factors, all of which are beyond our control, including: geologic factors, including general declines in production that occur naturally over time; mechanical failure or operator error; the rate of technical developments in extracting oil and related infrastructure and implementation costs; and operator decisions based on revenue compared to costs from continued operations.

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
FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. These factors increase the redeployment risk of FPSO units. Unless extended, one of our and one of Teekay Offshore's FPSO production service agreements will expire in 2018 and two further agreements of Teekay Offshore's will expire in 2019. Our clients may also terminate certain of our FPSO production service agreements prior to their expiration under specified circumstances. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.
The duration of many of our shuttle tanker, FSO and FPSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels.
Many of Teekay Offshore's shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production at a field terminates or a field is abandoned for any reason, we no longer will generate revenue under the related contract. Other shuttle tanker, FSO and FPSO contracts under which our vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our business and operating results.
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
Vessel values may decline from existing levels. If operation of a vessel is not profitable, or if we cannot redeploy a chartered vessel at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposal of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings. We recognized asset impairment charges, excluding impairment charges recognized by Teekay Offshore subsequent to its deconsolidation on September 25, 2017, of $233 million, $46 million and $68 million in 2017, 2016, 2015, respectively, and net loss on sale of assets of $38 million, $66 million and $2 million in 2017, 2016 and 2015, respectively.
Declining market values of our vessels could adversely affect our liquidity and result in breaches of our financing agreements.
Market values of vessels fluctuate depending upon general economic and market conditions affecting relevant markets and industries and competition from other shipping companies and other modes of transportation. In addition, as vessels become older, they generally decline in value. Declining vessel values could adversely affect our liquidity by limiting our ability to raise cash by refinancing vessels. Declining vessel values could also result in a breach of loan covenants and events of default under certain of our credit facilities that require us to maintain certain loan-to-value ratios. If we are unable to pledge additional collateral in the event of a decline in vessel values, the lenders under these facilities could accelerate our debt and foreclose on our vessels pledged as collateral for the loans. As of December 31, 2017, the total outstanding debt under credit facilities (excluding credit facilities of Teekay Offshore) with this type of loan-to-value covenant tied to conventional tanker values was $805.7 million and tied to LNG carrier values was $61.1 million. We have five financing arrangements that require us to maintain vessel value to outstanding loan principal balance ratios ranging from 105% to 135%. At December 31, 2017, we were in compliance with these required ratios.
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
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Two customers, international oil companies, accounted for an aggregate of 24%, or $442.4 million of our consolidated revenues during 2017 (2016 – two customers for 29%, or $653.6 million, 2015 – two customers for 21%, or $495.2 million). During these periods, no other customer accounted for over 10% of our revenues for the applicable period. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean-up obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and related requirements on us, please read “Item 4. Information on the Company—B. Operations—Regulations.”

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
Our growth has placed, and we believe it will continue to place, significant demands on our management, operational and financial resources. As we expand our operations, we must effectively manage and monitor operations, control costs and maintain quality and control in geographically dispersed markets. In addition, our Daughter Entities have increased the complexity of our operations and placed additional demands on our management. Any future joint venture, partnering or other similar transactions may further increase our complexity and demands on our management. Our future growth and financial performance will also depend on our ability to recruit, train, manage and motivate our employees to support our expanded operations and continue to improve our customer support, financial controls and information systems.

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

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill, marine disaster or natural disaster could result in losses that exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or under-insured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime regulatory organizations.

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
The United States has imposed sanctions on Syria and Sudan. The United States and the European Union (or EU) also had imposed sanctions on trade with Iran. The EU lifted these sanctions in January 2016. At that time, the U.S. lifted its secondary sanctions on Iran which applied to foreign persons, but has retained its primary sanctions which apply to U.S. entities and their foreign subsidiaries. In the past, conventional oil tankers owned or chartered-in by us, or third-party vessels participating in commercial pooling arrangements from which we derive revenue, made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions at the time and we intend to maintain our compliance with all U.S. and EU sanctions. In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil or gas to or from Iran or Syria.

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
Marine transportation and oil production is inherently risky, and an incident involving loss or damage to a vessel, significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disaster;

•	bad weather or natural disasters;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	cyber-attack;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage or pollution;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customer, which would in turn result in loss of revenues to us.
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

Due to harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer months. Because the North Sea is our primary existing offshore oil market, this seasonal repair and maintenance activity contributes to quarter-to-quarter volatility in our results of operations, as oil production typically is lower in the fiscal quarters ended June 30 and September 30 in this region compared with production in the fiscal quarters ended March 31 and December 31. Because a number of Teekay Offshore's North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on the volume of oil transported, the results of our shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. When we redeploy affected shuttle tankers as conventional oil tankers while platform maintenance and repairs are conducted, the overall financial results for our North Sea shuttle tanker operations may be negatively affected if the rates in the conventional oil tanker markets are lower than the contract of affreightment rates. In addition, we seek to coordinate some of the general dry-docking schedule of our fleet with this seasonality, which may result in lower revenues and increased dry-docking expenses during the summer months.

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

Our newbuilding financing commitments typically have been pre-arranged. However, if we are unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2017, Teekay LNG had 15 LNG carrier newbuildings scheduled for delivery between 2018 and 2020 (of which six are 50%-owned, two are 20%-owned and one is 30%-owned), three 50%-owned LPG carrier newbuildings scheduled for delivery during 2018 and one 30%-owned LNG receiving and regasification terminal under construction scheduled for completion in 2019. As of December 31, 2017, Teekay Offshore had five shuttle tanker newbuildings, one of which was delivered in March 2018, and one long-distance towing and offshore installation vessel newbuilding, which was delivered in February 2018. Our obligations to purchase the newbuilding vessels is not conditional upon our ability to obtain financing for such purchases. As at December 31, 2017, Teekay LNG had in place $1.7 billion of financing for its remaining newbuilding vessels and Teekay LNG was seeking further debt financing for two newbuilding vessels. Although we believe we will obtain the remainder of the uncommitted financing for our newbuildings during 2018, there is no assurance that we will do so.

In addition, conversion of tankers to FPSO and FSO units exposes us to a number of risks, including lack of shipyard capacity and the difficulty of completing the conversions in a timely and cost-effective manner. During conversion of a vessel, we do not earn revenue from it. In addition, conversion projects may not be successful.
We make substantial capital expenditures to expand the size of our fleet. Depending on whether we finance our expenditures through cash from operations or by incurring debt or issuing equity securities, our financial leverage could increase or our shareholders could be diluted.
We regularly evaluate and pursue opportunities to provide the marine transportation requirements for various projects, and we have recently submitted bids to provide transportation solutions for LNG and LPG, towage, FPSO and FSO projects. We may submit additional bids from time to time. The award process relating to LNG and LPG transportation, and FPSO and FSO opportunities typically involves various stages and takes several months to complete. If we bid on and are awarded contracts relating to any LNG and LPG, FPSO and FSO projects, we will need to incur significant capital expenditures to build the related LNG and LPG carriers, and FPSO and FSO units.

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

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to other currencies also result in fluctuations of our reported revenues and earnings. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, advances from affiliates and long-term debt are revalued and reported based on the prevailing exchange rate at the end of the applicable period. This revaluation historically has caused us to report significant unrealized foreign currency exchange gains or losses each period. The primary source of these gains and losses is our Euro-denominated term loans and our Norwegian Kroner-denominated bonds. We have entered into foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner. We also incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest payments of our Norwegian Kroner-denominated bonds.

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
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
Terrorist attacks, piracy and the current or future conflicts in the Middle East, West Africa (Nigeria), Libya and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East especially among Qatar, Saudi Arabia, the United Arab Emirates, Yemen and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and or our ability to conduct business.

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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy incidents in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent piracy risk in the Straits of Malacca and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which are incurred to the extent we employ on-board armed security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

Two vessels owned by the Teekay LNG-Marubeni Joint Venture, the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with YLNG, a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and further deferrals were agreed with YLNG to extend the deferral period to the end of the short-term sub-charter contracts for the Marib Spirit and Arwa Spirit, which is currently anticipated to be in August 2018 and March 2019, respectively, unless the short-term sub-charter contracts are further extended in accordance with their terms. Should the LNG plant in Yemen resume operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2018 and 2019 as it relates to the Marib Spirit and Arwa Spirit, respectively. Teekay LNG's proportionate share of the estimated impact of the charter payment deferral for 2018 compared to original charter rates earned prior to December 31, 2015 is estimated to be a reduction to equity income ranging from $4 million to $5 million per quarter, depending on any sub-chartering employment opportunities for the Marib Spirit and Arwa Spirit in 2018.
A cyber-attack could materially disrupt our business
We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.
The ARC7 LNG carrier newbuildings for the Yamal LNG Project are customized vessels and Teekay LNG's financial condition, results of operations and ability to make distributions to us could be substantially affected if the Yamal LNG Project is not completed.
On July 9, 2014, Teekay LNG entered into a 50/50 joint venture with China LNG (or the Yamal LNG Joint Venture) and ordered six internationally-flagged icebreaker LNG carriers for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project), one of which newbuilding carriers delivered in January 2018. The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (50.1%), France-based Total S.A. (20%), China-based China National Petroleum Corporation (20%) and Silk Road Fund (9.9%).

The five remaining ARC7 LNG carrier newbuildings ordered by the Yamal LNG Joint Venture, which are scheduled for delivery between the remainder of 2018 and 2020, are being specifically built for the Arctic requirements of the Yamal LNG Project and will have limited redeployment opportunities to operate as conventional trading LNG carriers if the project is abandoned or cancelled. If the project is abandoned or cancelled or not completed for any reason, either before or after commencement of operations, the Yamal LNG Joint Venture may be unable to reach an agreement with the shipyard allowing for the termination of the shipbuilding contracts (since no such optional termination right exists under these contracts), change the vessel specifications to reflect those applicable to more conventional LNG carriers and which do not incorporate ice-breaking capabilities, or find suitable alternative employment for the newbuilding vessels on a long-term basis with other LNG projects or otherwise.

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
The U.S. Treasury Department’s Office of Foreign Assets Control (or OFAC) placed Russia-based Novatek OAO (or Novatek), a 50.1% owner of the Yamal LNG Project, on the Sectoral Sanctions Identifications List. OFAC previously imposed sanctions on an investor in Novatek and these sanctions also remain in effect. Effective as of November 2017, the restrictions on Novatek prohibit U.S. persons (and their subsidiaries) from participating in debt financing transactions of greater than 60 days maturity with Novatek and, by virtue of Novatek’s 50.1% ownership interest, the Yamal LNG Project. The European Union also imposed certain sanctions on Russia. These sanctions require a European Union license or authorization before a party can provide certain technologies or technical assistance, financing, financial assistance, or brokering with regard to these technologies. However, the technologies being currently sanctioned by the EU appear to focus on oil exploration projects, not gas projects. In addition, OFAC and other governments or organizations may impose additional sanctions on Novatek, the Yamal LNG Project or other project participants, which may further hinder the ability of the Yamal LNG Project to receive necessary financing. Although we believe that we are in compliance with all applicable sanctions laws and regulations, and intend to maintain such compliance, the scope of these sanctions laws may be subject to change. Future sanctions may prohibit the Yamal LNG Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on Teekay LNG's financial condition, results of operations and ability to make distributions.
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

As of December 31, 2017, our consolidated debt and obligations related to capital leases totaled $4.6 billion and we had the capacity to borrow an additional $0.5 billion under our revolving credit facilities. These credit facilities may be used by us for general corporate purposes. Our consolidated debt and obligations related to capital leases could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including:

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

Furthermore, the termination of any of our charter contracts by our customers could result in the repayment of the debt facilities to which the chartered vessels relate.
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

Teekay LNG owns a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture) a subsidiary of the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leases in respect of the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leases, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the leases were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain its agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and as at December 31, 2017, the Teekay Nakilat Joint Venture’s carrying amount of this estimated tax indemnification guarantee was $62.7 million or GBP 46.4 million (December 31, 2016 - $13.3 million or GBP 10.8 million) which is included as part of accrued liabilities and other in our consolidated balance sheets.  Additionally, as at December 31, 2017, the Teekay Nakilat Joint Venture had $7.0 million (December 31, 2016 - $6.8 million) on deposit with the lessor as security against any future claims and recorded as part of restricted cash in our consolidated balance sheets.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal further. The LEL1 tax case concluded that capital allowances were not available to the lessor. On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessor. Under the terms of the lease, the lessor is entitled to make a determination that additional rentals are due, even where a court has not made a determination on whether capital allowances are available or where discussions are otherwise ongoing with HMRC on the matter.  The Teekay Nakilat Joint Venture now believes that it is probable that the lessor will make such a determination, and demand additional rentals.  As a result, in the three months ended December 31, 2017, the Teekay Nakilat Joint Venture recognized an additional tax indemnification guarantee liability of $50.0 million (which is included in the afore-mentioned total accrued liability of $62.7 million as at December 31, 2017) as estimated primarily based on information received from the lessor and presented in other (loss) income on the consolidated statements of (loss) income for the year ended December 31, 2017.

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

Allegations of improper payments may harm our reputation and business

In May 2016, a former executive of Transpetro, the transportation and logistics subsidiary of Petrobras S.A. (or Petrobras), alleged in a plea bargain that a subsidiary of Teekay Offshore, among a number of other third-party shipping companies, purportedly made improper payments to obtain shuttle tanker business with Transpetro. Such payments were alleged to have been made by the subsidiary between 2004 and 2006, in an aggregate amount of approximately 1.5 million Brazilian Reals (less than $0.5 million at the December 31, 2017 exchange rate). We conducted an extensive internal investigation, with the assistance of United States, Brazilian and Norwegian counsel and forensic accountants, to evaluate these allegations. Based on the information reasonably available and reviewed as part of the investigation, the investigation did not identify conclusive proof that we, Teekay Offshore or any of our or Teekay Offshore's subsidiaries made the alleged improper payments or that any of our or our subsidiaries’ current or former employees intended for the alleged improper payments to be made. However, there is no assurance the conclusions of the investigation are accurate or will not be challenged, or that other information may not exist or become available that would affect such conclusions, and such conclusions are not binding on regulatory or governmental authorities. It is uncertain how these allegations ultimately may affect us or Teekay Offshore, if at all, including the possibility of penalties that could be assessed by relevant authorities. Any claims against us or Teekay Offshore may adversely affect our reputation, business, financial condition and operating results. In addition, any dispute with Petrobras in connection with this matter may adversely affect our relationship with Petrobras. As of the date of this Annual Report, no legal or governmental proceedings are pending or, to our knowledge, contemplated against us or Teekay Offshore relating to these allegations.

In January 2015, Teekay Offshore, through the Libra joint venture, its 50/50 joint venture with Ocyan S.A. (or Ocyan, formerly Odebrecht Oil & Gas S.A), finalized the contract with Petrobras to provide an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. The contract is being serviced by the Pioneiro de Libra (or Libra), an FPSO unit converted from Teekay Offshore's 1995-built shuttle tanker, the Navion Norvegia, which was sold by Teekay Offshore to the joint venture. The converted unit commenced operations in late-2017 under a 12-year firm period fixed-rate contract with Petrobras and its international partners. Senior Odebrecht S.A. personnel, including a former executive of Ocyan, have been implicated in corruption charges related to improper payments to Brazilian politicians and political parties. Any adverse effect of these charges against Ocyan may harm our growth prospects, reputation, financial condition and results of operations.
We depend on certain joint venture partners to assist us in operating our businesses and competing in our markets.
Our ability to compete for offshore oil marine transportation, processing, floating accommodation, towage and storage projects and to enter into new charters or contracts of affreightment and expand our customer relationships depends on our ability to leverage our relationship with our joint venture partners and their reputation and relationships in the shipping industry. If our joint venture partners suffer material damage to its financial condition, reputation or relationships, it may harm the ability of us or our subsidiaries to:

•	renew existing charters and contracts of affreightment upon their expiration;

•	obtain new charters and contracts of affreightment;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms, if at all; or

•	maintain satisfactory relationships with suppliers and other third parties.

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
Tax Risks
In addition to the following risk factors, you should read "Item 4E — Taxation of the Company", "Item 10 — Additional Information — Material U.S. Federal Income Tax Considerations" and "Item 10 — Additional Information — Non-United States Tax Consequences" for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common stock.
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

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under "Item 10 — Additional Information — Material U.S. Federal Income Tax Considerations") held our common stock, such U.S. Holder would face adverse tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 — Additional Information — Material U.S. Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — Consequences of Possible PFIC Classification".
We may be subject to taxes, which could affect our operating results.
We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces our operating results. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing our operating results. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our stock may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we would be subject to U.S. federal income tax on shipping income attributable to our subsidiaries’ transportation of cargoes to or from the U.S., the amount of which is not within our complete control. Also, jurisdictions in which we or our subsidiaries are organized, own assets or have operations may change their tax laws, or we may enter into new business transactions relating to such jurisdictions, which could result in increased tax liability and reduce our operating results. Please read "Item 4 — Information on the Company — Taxation of the Company".

Item 4.	Information on the Company

A.	Overview, History and Development
Overview
We are a leading provider of international crude oil and gas marine transportation services and we also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), the continuation of our conventional tanker business through our publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), and further growth of our operations in the offshore production, storage and transportation sector through our ownership of TPO Investments AS and through our equity-accounted investment Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore). The combined Teekay entities operate total assets under management of approximately $13 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets (excluding vessels managed for third parties). With offices in 14 countries and approximately 8,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies. Our organizational structure can be divided into (a) our controlling interests in our publicly-listed subsidiaries, Teekay LNG and Teekay Tankers (or the Controlled Daughter Entities), our equity-accounted investment in Teekay Offshore (together with the Controlled Daughter Entities, the Daughter Entities), and (b) Teekay and its remaining subsidiaries, which is referred to herein as Teekay Parent.

Our business strategy across the Teekay Group is focused on the following:

•	Generate attractive long-term risk-adjusted returns, utilizing our market leading positions, global footprint and operational excellence;

•	Offer a wide breadth of marine midstream solutions to meet our customers’ needs; and

•	Provide superior customer service by maintain high reliability, safety, environmental and quality standards.

Teekay LNG includes all of our LNG and LPG carriers. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time. LPG carriers are mainly chartered to carry LPG and ammonia on time charters, on contracts of affreightment or spot voyage charters. As of December 31, 2017, Teekay LNG’s fleet, including newbuildings on order, had a total cargo carrying capacity of approximately 9.1 million cubic meters. Please read “—B. Operations—Our Fleet.”

Teekay Tankers includes a substantial majority of our conventional crude oil tankers and product carriers. Teekay Tankers' conventional crude oil tankers and product tankers primarily operate in the spot-tanker market or are subject to time charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. Teekay Tankers considers contracts that have an original term of less than one year in duration to be short-term. Certain of its conventional crude oil tankers and product tankers are on fixed-rate time-charter contracts with an initial duration of at least one year. Our conventional Aframax, Suezmax, and large product tankers are among the vessels included in Teekay Tankers. Please read “—B. Operations—Our Fleet.”

We have chartering staff located in Singapore; London, England; and Houston, USA. Each office serves our clients headquartered in that office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. We believe that monitoring such information is critical to making informed bids on competitive brokered business.

Teekay Offshore includes shuttle tanker operations, FPSO units, FSO units, and offshore support which includes UMS, which primarily operate under long-term fixed-rate contracts, and long-distance towing and offshore installation vessels. As of December 31, 2017, our shuttle tanker fleet, including newbuildings, had a total cargo capacity of approximately 4.8 million deadweight tonnes (or dwt), which represented approximately 47% of the total tonnage of the world shuttle tanker fleet. Please read “-B. Operations-Our Fleet.”

Teekay Parent currently owns three FPSO units. Our long-term vision is for Teekay Parent not to have a direct ownership in any vessels.

The Teekay organization was founded in 1973. We are incorporated under the laws of the Republic of The Marshall Islands as Teekay Corporation and maintain our principal executive office at 4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.
Our Ownership of the Daughter Entities and Recent Equity Offerings and Transactions by Daughter Entities
Our ownership of Teekay Tankers was 28.8% as of March 1, 2018. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and continue to consolidate this subsidiary. Our ownership of Teekay LNG was 33.0% (including our 2% general partner interest) as of March 1, 2018. We maintain control of Teekay LNG by virtue of our control of the general partner and will continue to consolidate this subsidiary. Our ownership interest in Teekay Offshore was 14.1% (including 13.8% of the outstanding publicly traded common units and 51% of the general partner interest) as of March 1, 2018. We have significant influence over Teekay Offshore and account for our investment in Teekay Offshore using the equity method. Please read “Item 18. Financial Statements: Note 5 — Equity Financing Transactions of the Daughter Entities.”

Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Recent Developments and Results of Operations” for more information on recent transactions.

B.	Operations
We (excluding our investment in Teekay Offshore) have three primary lines of business: offshore production (FPSO units), liquefied gas carriers, and conventional tankers. We manage these businesses for the benefit of all stakeholders. We allocate capital and assess performance from the separate perspectives of Teekay LNG and Teekay Tankers, Teekay Parent, and its investment in Teekay Offshore, as well as from the perspective of the lines of business (the Line of Business approach). The primary focus of our organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on Teekay LNG and Teekay Tankers, Teekay Parent, and Teekay Parent's investment in Teekay Offshore (the Legal Entity approach). However, we have continued to incorporate the Line of Business approach as in certain cases there is more than one line of business in each of Teekay LNG, Teekay Tankers and Teekay Parent, and we believe this information allows a better understanding of our performance and prospects for future net cash flows. Subsequent to the Brookfield Transaction on September 25, 2017, we assess the performance of, and make decisions to allocate resources to, our investment in Teekay Offshore as a whole and not at the level of the individual lines of business within Teekay Offshore, which are (1) offshore production (FPSO units), (2) offshore logistics (shuttle tankers, the HiLoad DP unit, floating storage and offtake (or FSO) units, units for maintenance and safety (or UMS) and long-distance towing and offshore installation vessels), and (3) conventional tankers. We have determined that our investment in Teekay Offshore represents a separate operating segment and as such, individual lines of business within Teekay Offshore are no longer disclosed in our operating segments and are not discussed individually in the following sections.

Teekay LNG

Teekay LNG’s vessels primarily compete in the LNG and LPG markets. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with long-term, fixed-rate time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages (typically consisting of a single voyage), short-term time-charters and medium-term time-charters have grown in the past few years. The amount of LNG traded on a spot and short-term basis (defined as contracts with a duration of four years or less) has increased from approximately 19% of total LNG trade in 2010 to approximately 27% in 2017.

In the LNG markets, Teekay LNG competes principally with private and state-controlled energy and utilities companies that generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as some major energy companies have continued to divest non-core businesses. Other major operators of LNG carriers include Qatar Gas Transport (Nakilat), Malaysian International Shipping Company, Mitsui O.S.K. Lines, Maran Gas Maritime, BW Gas, GasLog, NYK Line, and Golar LNG.

LNG carriers transport LNG internationally between liquefaction facilities and import terminals. After natural gas is transported by pipeline from production fields to a liquefaction facility, it is supercooled to a temperature of approximately negative 260 degrees Fahrenheit. This process reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to meet their demand for natural gas. LNG carriers include a sophisticated containment system that holds the LNG and provides insulation to reduce the amount of LNG that boils off naturally. That natural boil off is either used as fuel to power the engines on the ship or it can be reliquified and put back into the tanks. LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then shipped by pipeline for distribution to natural gas customers.

In the LPG market, Teekay LNG competes principally with independent ship owners and operators, and other private and state-controlled energy and chemical companies that generally operate captive fleets.

LPG carriers are mainly chartered to carry LPG on time-charters, contracts of affreightment or spot voyage charters. The two largest consumers of LPG are residential users and the petrochemical industry. Residential users, particularly in developing regions where electricity and gas pipelines are not developed, do not have fuel switching alternatives and generally are not LPG price sensitive. The petrochemical industry, however, has the ability to switch between LPG and other feedstock fuels depending on price and availability of alternatives.

With the exception of the Arctic Spirit and Polar Spirit, which are the only two ships in the world that utilize the Ishikawajima Harima Heavy Industries Self Supporting Prismatic Tank IMO Type B (or IHI SPB) independent tank technology, Teekay LNG's fleet makes use of one of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. New LNG carriers generally have an expected lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2017, there were approximately 502 vessels in the worldwide LNG fleet, with an average age of approximately 11 years, and an additional 119 LNG carriers under construction or on order for delivery through 2020. As of December 31, 2017, the worldwide LPG tanker fleet consisted of approximately 1,452 vessels with an average age of approximately 15 years and approximately 71 additional LPG vessels on order for delivery through 2020. LPG carriers range in size from approximately 100 to approximately 88,000 cubic meters (or cbm). Approximately 43% (in terms of vessel numbers) of the worldwide fleet is less than 5,000 cbm.

Teekay LNG includes substantially all of our LNG and LPG carriers. As at December 31, 2017, Teekay LNG had ownership interests in 35 LNG carriers, as well as 15 additional newbuilding LNG carriers on order. In addition, as at December 31, 2017, Teekay LNG had full ownership of seven LPG carriers and 50% ownership, through its joint venture agreement with Exmar, in another 18 LPG carriers, three newbuilding LPG carriers on order, and two chartered-in LPG carriers.
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

Most of Teekay Tankers’ conventional tankers operate pursuant to pooling or revenue sharing commercial management arrangements. Under such arrangements, different vessel owners pool their vessels, which are managed by a pool manager, to improve utilization and reduce expenses. In general, revenues generated by the vessels operating in a pool or revenue sharing commercial management arrangement, less related voyage expenses (such as fuel and port charges) and administrative expenses, are pooled and allocated to the vessel owners according to a pre-determined formula. As of December 31, 2017, 36 of Teekay Tankers' owned vessels, four of Teekay Tankers' capital lease vessels and one of Teekay Tankers' time-chartered in vessels operated in the spot market through participation in Teekay-managed RSAs or on spot voyage charters. 24 of Teekay Tankers' owned and capital lease vessels operated in the Teekay Suezmax RSA, seven of Teekay Tankers' owned vessels operated in the Teekay Aframax RSA and six of Teekay Tankers' owned vessels operated in the Taurus Tankers LR2 RSA. In addition, three of Teekay Tankers' owned vessels and one time-chartered in vessel operated in the spot market on voyage charters.

Teekay Tankers’ competition in the Aframax (80,000 to 124,999 dwt) market is also affected by the availability of other size vessels that compete in that market. Suezmax (125,000 to 199,999 dwt) vessels and Panamax (55,000 to 79,999 dwt) vessels can compete for many of the same charters for which our Aframax tankers compete. Because of their large size, Very Large Crude Carriers (or VLCCs) and Ultra Large Crude Carriers (or ULCCs) (320,000+ dwt) rarely compete directly with Aframax tankers, and ULCCs rarely compete with Suezmax tankers for specific charters. However, because VLCCs and ULCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

Teekay Tankers also competes in the Long Range 2 (or LR2) (80,000 to 119,999 dwt) product tanker market. Competition in the LR2 product tanker market is affected by the availability of other size vessels that compete in the market. Long Range 1 (or LR1) (60,000-79,999 dwt) size vessels can compete for many of the same charters for which our LR2 tankers compete.

We believe that we have competitive advantages in the Aframax and Suezmax tanker market as a result of the quality, type and dimensions of our vessels and our market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2017, our Aframax tanker fleet (excluding Aframax-size shuttle tankers and newbuildings) had an average age of approximately 10.2 years and our Suezmax tanker fleet (excluding Suezmax-size shuttle tankers and newbuildings) had an average age of approximately 8.7 years. This compares to an average age for the world oil tanker fleet of approximately 10.4 years, for the world Aframax tanker fleet of approximately 10.2 years and for the world Suezmax tanker fleet of approximately 9.5 years.

As of December 31, 2017, other large operators of Aframax tonnage (including newbuildings on order) included Sovcomflot (approximately 48 vessels), Malaysian International Shipping Corporation (approximately 43 Aframax vessels), Sigma Pool (approximately 36 vessels), and the Navig8 Pool (approximately 17 vessels). Other large operators of Suezmax tonnage (including newbuildings on order) as of such date included the Nordic American Tankers (approximately 33 vessels), the Blue Fin Pool (approximately 23 vessels), Euronav (approximately 22 vessels), the Stena Sonangol Pool (18 vessels), Navig8 (approximately 16 vessels), and Sovcomflot (approximately 15 vessels).

Teekay Tankers completed a merger with TIL in November 2017, acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, in a share-for-share exchange at a ratio of 3.3 shares of Teekay Tankers' Class A common stock for each share of TIL common stock. As a result of the merger, TIL became a wholly-owned subsidiary of Teekay Tankers. At the time of the merger, TIL owned a modern fleet of 10 Suezmax tankers, six Aframax tankers and two LR2 product tankers. For additional information, please read "Item 18 - Financial Statements: Note 14a - Investments".

In May 2017, Teekay Tankers completed the acquisition from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, of the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns conventional tanker commercial management and technical management operations and directly administers four commercially managed tanker revenue sharing arrangements (or RSAs).

Teekay Tankers acquired SPT (now known as Teekay Marine Solutions or TMS) in July 2015 from a company jointly owned by Teekay and I.M. Skaugen SE (or Skaugen). TMS provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy, terminal management and project development services. TMS owns a fleet of four STS support vessels and has two in-chartered Aframax tankers.
Teekay Offshore
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

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. As of December 31, 2017, there were approximately 176 FPSO units operating and 22 FPSO units on order in the world fleet. At December 31, 2017, Teekay Offshore owned six FPSO units, in which it has 100% ownership interests, and two FPSO units, in which it has 50% ownership interests. Other major independent FPSO contractors are SBM Offshore N.V., BW Offshore, MODEC, Bumi Armada and Bluewater.
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

Teekay Offshore’s shuttle tankers are primarily subject to long-term, fixed-rate time-charter contracts for a specific offshore oil field or under contracts of affreightment for various fields. The number of voyages performed under these contracts of affreightment normally depends upon the oil production of each field. Competition for charters is primarily based upon price, availability, the size, technical sophistication, age and condition of the vessel and the reputation of the vessel’s manager. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers could be converted into shuttle tankers by adding specialized equipment to meet customer requirements. Shuttle tanker demand may also be affected by the possible substitution of sub-sea pipelines to transport oil from offshore production platforms. The shuttle tankers in Teekay Offshore's contract of affreightment fleet may operate in the conventional spot market during downtime or maintenance periods for oil field installations or otherwise, which provides greater capacity utilization for the fleet.

As of December 31, 2017, there were approximately 81 vessels in the world shuttle tanker fleet (including seven newbuildings), the majority of which operate in the North Sea and Brazil. Shuttle tankers also operate off the East Coast of Canada and in the U.S. Gulf. As of December 31, 2017, Teekay Offshore owned 34 shuttle tankers (including five vessels under construction and the HiLoad DP unit), in which their ownership interests ranged from 50% to 100%, and chartered-in an additional three shuttle tankers. Other shuttle tanker owners include Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, SCF Group, Viken Shipping and AET Inc. Limited (or AET), which, as of December 31, 2017, controlled fleets of 5 to 29 shuttle tankers each. We believe that we have competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea, Brazil and the East Coast of Canada.
FSO Units
FSO units provide on-site storage for oil field installations that have no storage facilities or that require supplemental storage. An FSO unit is generally used in combination with a jacked-up fixed production system, floating production systems that do not have sufficient storage facilities or as supplemental storage for fixed platform systems, which generally have some on-board storage capacity. An FSO unit is usually of similar design to a conventional tanker, but has specialized loading and off-take systems required by field operators or regulators. FSO units are moored to the seabed at a safe distance from a field installation and receive cargo from the production facility via a dedicated loading system. An FSO unit is also equipped with an export system that transfers cargo to shuttle or conventional tankers. Depending on the selected mooring arrangement and where they are located, FSO units may or may not have any propulsion systems. FSO units are usually conversions of older single hull conventional oil tankers. These conversions, which include installation of a loading and off-take system and hull refurbishment, can generally extend the lifespan of a vessel as an FSO unit by up to 20 years over the normal conventional tanker lifespan of 25 years.

Teekay Offshore’s FSO units are generally placed on long-term, fixed-rate time charters or bareboat charters as an integrated part of the field development plan, which provides more stable cash flow to Teekay Offshore.

As of December 31, 2017, there were approximately 94 FSO units operating and five FSO units on order in the world fleet. As at December 31, 2017, Teekay Offshore had ownership interests in six FSO units, in which their ownership interests ranged from 89% to 100%. The major markets for FSO units are Asia, West Africa, Northern Europe, the Mediterranean and the Middle East. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.
UMS
UMS are used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. Teekay Offshore’s UMS unit is available for world-wide operations, excluding operations on the Norwegian Continental Shelf, and includes DP3 keeping systems that are capable of operating in deep water and harsh weather.
As of December 31, 2017, there were approximately 51 DP UMS operating and 13 units on order in the world fleet. As at December 31, 2017, Teekay Offshore's fleet consisted of one unit, the Arendal Spirit, in which Teekay Offshore owns a 100% interest.
Towage Vessels
Long-distance towing and offshore installation vessels are used for the towing, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. Teekay Offshore operates with high-end vessels which can be defined as long-distance towing and offshore installation vessels with a bollard pull of greater than 190 tonnes and a fuel capacity of more than 2,000 metric tonnes. Teekay Offshore’s focus is on intercontinental towages requiring trans-ocean movements.

Teekay Offshore’s towage vessels operate on voyage-charter and spot contracts. Voyage-charter contract revenue is less volatile than revenue from spot market rates, as project budgets are prepared and maintained well in advance of the contract commencement.

As of December 31, 2017, there were approximately 31 long-distance towing and offshore installation vessels with a bollard pull greater than 150 tonnes, which is the minimum specification for vessels in direct competition with us, operating and one long-distance towing and offshore installation vessels on order in the world fleet. At December 31, 2017, Teekay Offshore’s fleet included ten long-distance towing and offshore installation vessels (including one newbuilding which was delivered in February 2018), all of which Teekay Offshore has 100% ownership interests.
Teekay Parent
In addition to Teekay Parent’s significant investments in Teekay LNG, Teekay Tankers and Teekay Offshore, Teekay Parent continues to own and operate three FPSO units. Our long-term vision is for Teekay Parent to be primarily a portfolio manager and project developer with the Teekay Group’s fixed assets primarily owned directly by its Daughter Entities. Our primary financial objectives for Teekay Parent is to increase the value of our three FPSO units and the value of our investments in Teekay LNG, Teekay Tankers and Teekay Offshore, increase Teekay Parent’s free cash flow per share and, as a service provider to its Daughter Entities, provide scale and other benefits across the Teekay Group.
Our Consolidated Fleet under Management
As at December 31, 2017, the combined Teekay entities operated under management a fleet of 217 vessels (excluding vessels managed for third parties), including chartered-in vessels and newbuildings/conversions on order. The following table summarizes our fleet under management as at December 31, 2017:

	Owned Vessels		Chartered-in Vessels	Newbuildings / Conversions		Total
Teekay LNG
LNG Vessels	35	(1)	—	15	(2)	50
LPG/Multigas Vessels	25	(3)	2	3	(4)	30
Suezmax Tankers	4	(5)	—	—		4
Handymax Product Tanker	1		—	—		1
	65		2	18		85
Teekay Tankers
Aframax Tankers	17		1	—		18
Suezmax Tankers	30		—	—		30
VLCC	1	(6)	—	—		1
Product Tankers	9		—	—		9
STS Support Vessels	3		3	—		6
	60		4	—		64
Teekay Parent (7)
FPSO Units	3		—	—		3
Bunker Barge	—		1	—		1
	3		1	—		4
Teekay Offshore
FPSO Units	8		—	—		8
Shuttle Tankers	28	(8)	3	5	(9)	36
FSO Units	6	(10)	—	—		6
Unit for Maintenance and Safety (UMS)	1		—	—		1
Towage Vessels	9		—	1	(11)	10
HiLoad Dynamic Positioning Unit	1		—	—		1
Aframax Tankers	—		2	—		2
	53		5	6		64
Total	181		12	24		217

(1)
Includes a 52% interest in six LNG carriers, a 50% interest in one LNG carrier which was sold in January 2018, a 49% interest in one LNG carrier, a 40% interest in four LNG carriers, a 33% interest in four LNG carriers, and a 30% interest in one LNG carrier.

(2)
Includes a 99% interest in three LNG newbuildings, one of which, the Magdala, was delivered in February 2018, a 50% interest in six LNG newbuildings, one of which, the Eduard Toll, was delivered in January 2018, a 30% interest in one LNG newbuilding, the Pan Americas, that was delivered in January 2018, and a 20% interest in two LNG newbuildings.

(3)	Includes 18 LPG carriers 50%-owned by Teekay LNG. Includes one LPG carrier 50%-owned by Teekay LNG, Courcheville, that was sold in January 2018.

(4)	All LPG newbuildings are 50%-owned by Teekay LNG. Includes one LPG carrier 50%-owned by Teekay LNG, Kapellen, that was delivered in March 2018.

(5)	Includes two vessels, the African Spirit and the European Spirit, that were classified as held-for-sale as at December 31, 2017.

(6)	VLCC is 50%-owned by Teekay Tankers.

(7)
Excludes two LNG carriers chartered from Teekay LNG, and two shuttle tankers and three FSO units chartered from Teekay Offshore, all of which are included in the respective Daughter Entity totals in this table.

(8)	Includes six shuttle tankers 50%-owned by Teekay Offshore.

(9)	Includes one shuttle tanker newbuilding, the Dorset Spirit, which was delivered in March 2018.

(10)	Includes one FSO unit 89%-owned by Teekay Offshore.

(11)	Includes one towage and offshore installation newbuilding, the ALP Keeper, which was delivered in February 2018.

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

Please read “Item 18. Financial Statements: Note 8 — Long-Term Debt” for information with respect to major encumbrances against our vessels.
Safety, Management of Ship Operations and Administration
Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2008, we introduced the Quality Assurance and Training Officers Program (or QATO) to conduct rigorous internal audits of our processes and provide our seafarers with on-board training. In 2007, we introduced a behavior-based safety program called “Safety in Action” to improve the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2010, we introduced a training program for our employees titled “Operational Leadership, The Journey” which sets out our operational expectations, the responsibilities of individual employees and our commitment to empowering our employees to work safely and live Teekay’s vision through a positive and responsible attitude. In 2016, we introduced a 5-year "Safety Road Map" that comprises a number of safety projects to further enhance the culture of safety on board Teekay's vessels.

Key performance indicators facilitate regular monitoring of our operational performance. Targets are set on an annual basis to drive continuous improvement, and indicators are reviewed quarterly to determine if remedial action is necessary to reach the targets.

We, through certain of our subsidiaries, assist our operating subsidiaries in managing their ship operations. All vessels are operated under our comprehensive and integrated Safety Management System that complies with the International Safety Management Code (or ISM Code), the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, Occupational Health and Safety Advisory Services (or OHSAS) 18001 and the Maritime Labour Convention 2006 (MLC 2006) that became effective in 2013. The management system is certified by Det Norske Veritas Germanischer Lloyd (or DNV-GL), the Norwegian classification society. It has also been separately approved by the Australian and Spanish flag administrations. Although certification is valid for five years, compliance with the above-mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV-GL and certain flag states.

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

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for some of our LNG carriers and for two FPSO units, loss of revenues resulting from vessel off-hire time due to a marine casualty. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.

In our operations, we use a thorough risk management program that includes, among other things, risk analysis tools, maintenance and assessment programs, a seafarers' competence training program, seafarers' workshops and membership in emergency response organizations.

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
Customers
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil and LNG consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. Two customers, international oil companies, accounted for an aggregate of 24%, or $442.4 million of our consolidated revenues during 2017 (2016 – two customers for 29%, or $653.6 million, 2015 – two customers for 21%, or $495.2 million). During these periods, no other customer accounted for over 10% of our revenues for the applicable period. No other customer accounted for more than 10% of our consolidated revenues during 2017, 2016, or 2015. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.
Flag, Classification, Audits and Inspections
Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of International Association of Classification Societies ltd (or IACS): Bureau Veritas (or BV), Lloyd’s Register of Shipping, the American Bureau of Shipping or DNV-GL.

The applicable classification society certifies that the vessel’s design and build conform to the applicable Class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society, in accordance to the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period, the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. As our vessels are modern and we have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry dock at two and a half to five-year intervals. In-water inspection is carried out during the second or third annual inspection (i.e. during an intermediate survey).

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
SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS, the IGC Code for LNG and LPG carriers, and the specific requirements for shuttle tankers, FSO units and FPSO units under the NPD (Norway) and HSE (United Kingdom) regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the United States Coast Guard (or USCG) and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in United States and European Union ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.
With regard to offshore support vessels, such as UMS, SOLAS permits certain exemptions and equivalents to be allowed by the relevant vessel’s flag state. The International Code on Intact Stability, 2008 also applies generally to offshore support vessels. In 2016, the IMO’s Maritime Safety Committee (or MSC) adopted amendments to the IS Code relating to ships engaged in anchor handling operations and to ships engaged in lifting and towing operations, including escort towing. These amendments are expected to enter into force on January 1, 2020. The IMO has also developed non-mandatory codes and guidelines which apply to various types or aspects of offshore support vessels.
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
In addition, the IMO’s MSC has adopted the International Code of Safety for Ships using Gases or other Low-flashpoint Fuels (the IGF Code), which is mandatory for ships fueled by gases or other low-flashpoint fuels, setting out mandatory provisions for the arrangement, installation, control and monitoring of machinery, equipment and systems using low-flashpoint fuel.
Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (MARPOL) (or Annex VI) sets limits on sulfur oxide and nitrogen oxide (or NOx) emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special “emission control areas” (or ECAs) to be established with more stringent controls on sulfur emissions. Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016, and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. In October 2016, the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) shall enter into effect on January 1, 2019.
As of March 1, 2018, amendments to Annex VI impose new requirements for ships of 5,000 gross tonnage and above to collect consumption data for each type of fuel oil they use, as well as certain other data including proxies for transport work.
The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.
The IMO's Ballast Water Management Convention entered into force on September 8, 2017. As of December 31, 2017, there were 67 contracting states to the convention. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. The IMO’s Marine Environment Protection Committee (or MEPC) agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017 must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey is completed on or after September 8, 2014 but prior to September 8,

2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017 if the first renewal survey after that date is completed prior to September 8, 2019 and if the previous two conditions are not met. Vessels will be required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Besides the IMO convention, ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The USCG has approved a number of BWMS. We estimate that the installation of approved BWMS may cost between $2 million and $3 million per vessel.
The IMO has also adopted an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions. The Polar Code and related amendments entered into force in January 2017. The Polar Code is mandatory for new vessels built after January 1, 2017. For existing ships, this code will be applicable from the first intermediate or renewal survey, whichever occurs first, beginning on or after January 1, 2018.
MARPOL Annex I also states that oil residue may be discharged directly from the sludge tank to the shore reception facility through standard discharge connections. They may also be discharged to the incinerator or to an auxiliary boiler suitable for burning the oil by means of a dedicated discharge pump. Amendments to Annex I expand on the requirements for discharge connections and piping to ensure residues are properly disposed of. Annex I is applicable for existing vessels with a first renewal survey beginning on or after January 1, 2017.
MSC 91 adopted amendments to SOLAS Regulation II-2/10 to clarify that a minimum of two-way portable radiotelephone apparatus for each fire party for firefighters' communication shall be carried on board. These radio devices shall be of explosion proof type or intrinsically safe type. All existing ships built before July 1, 2014 should comply with this requirement by the first safety equipment survey after July 1, 2018. All new vessels constructed (keel laid) on or after July 1, 2014 must comply with this requirement at the time of delivery.
As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 must comply no later than July 1, 2019.
The IMO continues to review and introduce new regulations; as such, it is impossible to predict what additional requirements, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.
European Union (or EU)
The EU has adopted legislation that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect minimum percentages of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.
Two regulations were introduced by the European Commission in September 2010, as part of the implementation of the Port State Control Directive. These came into force on January 1, 2011 and introduced a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.
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
The EU has adopted a Directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted similar regulations. Since January 1, 2014, the California Air Resources Board has required vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California. China also established emission control areas and continues to establish such areas, restricting the maximum sulfur content of the fuel to be used by vessels within those areas, which limits become progressively stricter over time.
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

The EU Ship Recycling Regulation aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and for recycling facilities both in the EU and in other countries. Each new ship has to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The EU Ship Recycling Regulation is to apply generally not later than December 31, 2018, with certain provisions applicable from December 31, 2020. The EU Commission also adopted a European List of approved ship recycling facilities, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the EU Ship Recycling Regulation.
North Sea, Canada, and Brazil
Our shuttle tankers and FPSO units primarily operate in the North Sea and Brazil.
There is no international regime in force which deals with compensation for oil pollution from offshore craft, such as FPSOs. Whether the CLC and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage 1971, as amended by the 1992 Protocol (or the Fund Convention), which deal with liability and compensation for oil pollution and the Convention on Limitation of Liability for Maritime Claims 1976, as amended by the 1996 Protocol (or the 1976 Limitation of Liability Convention), which deals with limitation of liability for maritime claims, apply to FPSOs is neither straightforward nor certain. This is due to the definition of “ship” under these conventions and the requirement that oil is “carried” on board the relevant vessel. Nevertheless, the wording of the 1992 Protocol to the CLC leaves room for arguing that FPSOs and oil pollution caused by them can come under the ambit of these conventions for the purposes of liability and compensation. However, the application of these conventions also depends on their implementation by the relevant domestic laws of the countries which are parties to them.
UK’s Merchant Shipping Act 1995, as amended (or MSA), implements the CLC but uses a wider definition of a “ship” than the one used in the CLC and in its 1992 Protocol but still refers to the criteria used by the CLC. It is therefore doubtful that FPSOs fall within its wording. However, the MSA also includes separate provisions for liability for oil pollution. These apply to vessels which fall within a much wider definition and include non-seagoing vessels. It is arguable that the wording of these MSA provisions is wide enough to cover oil pollution caused by offshore crafts such as FPSOs. The liability regime under these MSA provisions is similar to that imposed under the CLC but limitation of liability is subject to the 1976 Limitation of Liability Convention regime (as implemented in the MSA).
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
In the absence of an international regime regulating liability and compensation for oil pollution caused by offshore oil and gas facilities, the Offshore Pollution Liability Agreement 1974 was entered into by a number of oil companies and became effective in 1975. This is a voluntary industry oil pollution compensation scheme which is funded by the parties to it. These are operators or intending operators of offshore facilities used in the exploration for and production of oil and gas located within the jurisdictions of a number of “Designated States” which include the UK, Denmark, Norway, Germany, France, Greenland, Ireland, the Netherlands, the Isle of Man and the Faroe Islands. The scheme provides for strict liability of the relevant operator for pollution damage and remedial costs, subject to a limit, and the operators must provide evidence of financial responsibility in the form of insurance or other security to meet the liability under the scheme.
With regard to FPSOs, Chapter 7 of Annex I of MARPOL (which contains regulations for the prevention of oil pollution) sets out special requirements for fixed and floating platforms, including, amongst others, FPSOs and FSUs. The IMO’s Marine Environment Protection Committee has issued guidelines for the application of MARPOL Annex I requirements to FPSOs and FSUs.

The EU’s Directive 2004/35/CE on environmental liability with regard to the prevention and remedying of environmental damage (or the Environmental Liability Directive) deals with liability for environmental damage on the basis of the “polluter pays” principle. Environmental damage includes damage to protected species and natural habitats and damage to water and land. Under this Directive, operators whose activities caused the environmental damage or the imminent threat of such damage are to be held liable for the damage (subject to certain exceptions). With regard to environmental damage caused by specific activities listed in the Directive, operators are strictly liable. This is without prejudice to their right to limit their liability in accordance with national legislation implementing the 1976 Limitation of Liability Convention. The Directive applies both to damage which has already occurred and where there is an imminent threat of damage. It also requires the relevant operator to take preventive action, to report an imminent threat and any environmental damage to the regulators and to perform remedial measures, such as clean-up. The Environmental Liability Directive has been implemented in the UK by the Environmental Damage (Prevention and Remediation) Regulations 2009.
In June 2013, the EU adopted Directive 2013/30/EU on safety of offshore oil and gas operations and amending Directive 2004/35/EC (or the Offshore Safety Directive). This new Directive lays down minimum requirements for member states and the European Maritime Safety Agency for the purposes of reducing the occurrence of major accidents related to offshore oil and gas operations, thus increasing protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas, and limiting disruptions to the EU’s energy production and improving responses to accidents. The Offshore Safety Directive sets out extensive requirements, such as preparation of a major hazard report with risk assessment, emergency response plan and safety and environmental management system applicable to the relevant oil and gas installation before the planned commencement of the operations, independent verification of safety and environmental critical elements identified in the risk assessment for the relevant oil and gas installation, and ensuring that factors such as the applicant’s safety and environmental performance and its financial capabilities or security to meet potential liabilities arising from the oil and gas operations are taken into account when considering granting a license. Under the Offshore Safety Directive, Member States are to ensure that the relevant licensee is financially liable for the prevention and remediation of environmental damage (as defined in the Environmental Liability Directive) caused by offshore oil and gas operations carried out by or on behalf of the licensee or the operator. Member States must lay down rules on penalties applicable to infringements of the legislation adopted pursuant to this Directive. Member States were required to bring into force laws, regulations and administrative provisions necessary to comply with this Directive by July 19, 2015. The Offshore Safety Directive has been implemented in the UK by a number of different UK Regulations, including the Environmental Damage (Prevention and Remediation) (England) Regulations 2015, as amended, (which revoked and replaced the Environmental Damage (Prevention and Remediation) Regulations 2009)) and the Offshore Installations (Offshore Safety Directive) (Safety Case etc.) Regulations 2015, as amended, both of which entered into force on July 19, 2015.
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
In addition to the regulations imposed by the IMO, Brazil imposes regulatory requirements in connection with operations in its territory, including specific requirements for the operations of vessels flagged in countries other than Brazil. Brazil has several maritime regulations and frequent amendments and updates. With respect to environmental protection while operating under Brazilian waters, the Federal Constitution establishes that the State shall regulate and impose protections to the environment, establishing liability in the civil, administrative and criminal spheres. Law no. 6938/1981 sets the National Environmental Policy and Law no. 9966/2000, known as “The Oil Law”, institutes several rules, liabilities and penalties regarding the handling oil or other dangerous substances, being applicable to foreign vessels and platforms operating in Brazilian waters.
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
United States
The United States has enacted an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liabilities upon the owners, operators or bareboat charterers of vessels for clean-up costs and damages arising from discharges of hazardous substances. We believe that petroleum products and LNG and LPG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG or LPG carriers and other vessels might fall within its scope.
Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the oil spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include: natural resources damages and the related assessment costs; real and personal property damages; net loss of taxes, royalties, rents, fees and other lost revenues; lost profits or impairment of earning capacity due to property or natural resources damage; net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.
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
Owners or operators of vessels, including tankers operating in U.S. waters, are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things: address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”; describe crew training and drills; and identify a qualified individual with full authority to implement removal actions.
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
Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2016, depending on the vessel size. This permit is effective to December 18, 2018. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.
Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015, the Paris Agreement (or the Paris Agreement) was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases to well below 2˚ Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.
In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016, the IMO’s MEPC adopted updated guidelines for the calculation of the EEDI. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnages and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships with an initial strategy to be adopted in 2018 (July 7, 2017 saw the MEPC agree on a draft outline of the IMO’s strategy for reducing greenhouse gas emissions in the shipping sector) and a revised strategy to be adopted in 2023.
The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification (or MRV) of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on the MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency. To comply with the MRV Regulation, we have prepared an EU MRV monitoring plan and EU MRV monitoring template in line with legislative requirement. While the EU was considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 (in the absence of a comparable system operating under the IMO), it appears that the decision to include shipping may be deferred until 2023.
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

Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the relevant reporting regimes such as Maritime Security Council Horn of Africa (or MSCHOA), the Maritime Domain Awareness for Trade - Gulf of Guinea (or MDAT-GoG), the Information Fusion Center (or IFC) whenever our vessels are calling in the Indian Ocean Region, or West Coast of Africa (or WAC) or Southeast Asia high-risk areas respectively. In order to mitigate the security risk, security arrangements are required for vessels which travel through these high-risk areas.

C.	Organizational Structure
Our organizational structure includes, among others, our interests in Teekay LNG and Teekay Tankers, which are our publicly-traded subsidiaries, and our publicly-traded equity-accounted investment Teekay Offshore. We created Teekay LNG and Teekay Offshore primarily to hold assets that generate long-term fixed-rate cash flows. The strategic rationale for establishing these two limited partnerships was to:

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

We also established Teekay LNG, Teekay Tankers and Teekay Offshore to increase our access to capital to grow each of our businesses in the LNG, conventional tanker and offshore markets.

The following chart provides an overview of our organizational structure as at March 1, 2018. Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at March 1, 2018.

(1)
Teekay LNG is controlled by its general partner. Teekay Corporation indirectly owns a 100% beneficial ownership in the general partner. However, in certain limited cases, approval of a majority of the unitholders of Teekay LNG is required to approve certain actions.

(2)
Teekay Tankers has two classes of shares: Class A common stock and Class B common stock. Teekay Corporation indirectly owns 100% of the Class B shares which have five votes each but aggregate voting power capped at 49%. As a result of Teekay Corporation’s ownership of Class A and Class B shares, it holds aggregate voting power of 54.1% as of March 1, 2018.

(3)
Teekay Offshore is controlled by its general partner. Teekay Corporation and an affiliate of Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) (or Brookfield) indirectly have ownership interests of 51% and 49% of the general partner, respectively. However, in certain limited cases, approval of a majority of the unitholders of Teekay Offshore is required to approve certain actions. Teekay Corporation has granted to Brookfield an option, exercisable upon certain conditions, to acquire an additional 2% interest in the general partner. As a result of the Brookfield Transaction described below, Teekay Offshore is no longer a consolidated subsidiary of Teekay Corporation.

Teekay LNG is a Marshall Islands limited partnership formed by us in 2004 as part of our strategy to expand our operations in the LNG and LPG shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies. As of December 31, 2017, Teekay LNG’s fleet included 50 LNG carriers (including 15 newbuildings), 30 LPG/multigas carriers (including three newbuildings, one of which was delivered in March 2018), four conventional tankers and one Handymax product tanker. Teekay LNG’s ownership interests in these vessels range from 20% to 100%.

Teekay Offshore is a Marshall Islands limited partnership formed by us in 2006 as part of our strategy to expand our operations in the offshore oil marine transportation, processing and storage sectors. As of December 31, 2017, Teekay Offshore’s fleet included eight FPSO units, 36 shuttle tankers (including three chartered-in vessels and five newbuildings (including one newbuilding that was delivered in March 2018)), six FSO units, one UMS, ten towage vessels (including one newbuilding that was delivered in February 2018), one HiLoad DP unit, and two in-chartered conventional Aframax tankers. Teekay Offshore’s ownership interests in its owned vessels range from 50% to 100%. Most of Teekay Offshore’s vessels operate under long-term, fixed-rate contracts. Teekay Parent owns three FPSO units which pursuant to an omnibus agreement we entered into in connection with Teekay Offshore’s initial public offering in 2006, we have agreed to offer to Teekay Offshore in the future. Please read "Item 7. Major Shareholders and Certain Relationships with Related Party Transactions - Competition with Teekay Tankers, Teekay Offshore and Teekay LNG" for information with respect to the omnibus agreement.

In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to own our conventional tanker business. As of December 31, 2017, Teekay Tankers’ fleet included 17 double-hull Aframax tankers (including one chartered-in vessel), 30 double-hull Suezmax tankers, nine product tankers, six ship-to-ship (or STS) support vessels (including three chartered-in vessels), and one VLCC, all of which trade either in the spot tanker market or under short- or medium-term, fixed-rate time-charter contracts. Teekay Tankers owns 100% of its fleet, other than a 50% interest in the VLCC and the in-chartered vessels. Teekay Tankers’ primary objective is to grow through the acquisition of conventional tanker assets from third parties and from us. Through a wholly-owned subsidiary, we provide Teekay Tankers with commercial, technical, administrative, and strategic services under a long-term management agreement.

We entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when we, Teekay LNG, and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

D.	Properties
Other than our vessels, we do not have any material property. Please read “Item 18. Financial Statements: Note 8 — Long-Term Debt for information about major encumbrances against our vessels.

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
Fifty percent (50%) of Transportation Income that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) is considered to be derived from sources within the United States. Transportation Income that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) is considered to be 100% derived from sources within the United States. Transportation Income exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

Based on our current operations, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. However, certain of our subsidiaries which have made special U.S. tax elections to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes are potentially engaged in activities which could give rise to U.S. Source International Transportation Income. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below. Furthermore, certain of our subsidiaries engaged in activities which could give rise to U.S. Source International Transportation Income rely on our ability to claim the Section 883 Exemption.

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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate for 2018 onwards is 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid, or deemed paid, by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our subsidiaries’ gross U.S. Source International Transportation Income, without benefit of deductions. For 2017, we estimate that, if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Income would have been approximately $5.5 million. In addition, we estimate that certain of our subsidiaries that are unable to claim the Section 883 Exemption were subject to less than $0.2 million in the aggregate of U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income for 2017 and we estimate that these subsidiaries will be subject to less than $0.2 million in the aggregate of U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income in subsequent years. The amount of such tax for which we or our subsidiaries may be liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
Marshall Islands Taxation
We believe that neither we nor our subsidiaries will be subject to taxation under the laws of the Marshall Islands, or that distributions by our subsidiaries to us will be subject to any taxes under the laws of the Marshall Islands, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or re-domiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with requests made by the Marshall Islands registrar of corporations relating to our books and records and the books and records of our subsidiaries.
Other Taxation
In certain non-U.S. jurisdictions, we and our subsidiaries are subject to taxation because we or our subsidiaries are either organized in, or conduct business or operations in those jurisdictions.  In other non-U.S. jurisdictions, we rely on statutory exemptions from tax. We cannot assure that any statutory exemptions from tax on which we rely will continue as tax laws in those jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read “Item 18. Financial Statements: Note 21 — Income Taxes".

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
Structure
To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in two publicly-traded subsidiaries, Teekay LNG and Teekay Tankers (together, the Controlled Daughter Entities), (b) Teekay and its remaining subsidiaries, which is referred to herein as Teekay Parent, and (c) our equity-accounted investee Teekay Offshore (together with the Controlled Daughter Entities, the Daughter Entities). Since we control the voting interests of the Controlled Daughter Entities through our ownership of the sole general partner interest of Teekay LNG and of Class A and Class B common shares of Teekay Tankers, we consolidate the results of these subsidiaries. On September 25, 2017, Teekay, Teekay Offshore and Brookfield Business Partners L.P. together with its institutional partners (collectively, Brookfield) completed a strategic partnership (or the Brookfield Transaction) which resulted in the deconsolidation of Teekay Offshore as of that date. Although Teekay owned less than 50% of Teekay Offshore, Teekay maintained control of Teekay Offshore until September 25, 2017, by virtue of its 100% ownership interest in the general partner of Teekay Offshore, Teekay Offshore GP L.L.C. (or TOO GP). In connection with Brookfield's acquisition of a 49% interest in TOO GP as part of the Brookfield Transaction, Teekay and Brookfield entered into an amended limited liability company agreement whereby Brookfield obtained certain participatory rights in the management of TOO GP, which resulted in Teekay deconsolidating Teekay Offshore for accounting purposes on September 25, 2017. Subsequent to the closing of the Brookfield Transaction, Teekay has significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method.

As of December 31, 2017, we had economic interests in Teekay LNG, Teekay Tankers and Teekay Offshore (collectively, the Daughter Entities) of 33.0%, 28.8% and 14.1% respectively. Please read “Item 4.C. Information on the Company – Organizational Structure.”

Teekay Offshore and Teekay LNG primarily hold assets that generate long-term fixed-rate cash flows. The strategic rationale for establishing these two master limited partnerships was to illuminate the higher value of fixed-rate cash flows to Teekay investors, realize advantages of a lower cost of equity when investing in new offshore or liquefied natural gas (or LNG) projects, enhance returns to Teekay through fee-based revenue and ownership of the partnerships’ incentive distribution rights and increase our access to capital for growth. Teekay Tankers holds a substantial majority of our conventional tanker assets. In addition to Teekay Parent’s significant investments in Teekay LNG, Teekay Tankers and Teekay Offshore, Teekay Parent continues to own and operate three FPSO units. Our long-term vision is for Teekay Parent to be primarily a portfolio manager and project developer with the Teekay Group’s fixed assets primarily owned directly by its Daughter Entities. Our primary financial objectives for Teekay Parent are to increase the value of our three FPSO units and the value of our investments in Teekay LNG, Teekay Tankers and Teekay Offshore, increase Teekay Parent’s free cash flow per share and, as a service provider to its Daughter Entities, provide scale and other benefits across the Teekay Group.

Teekay entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when Teekay, Teekay LNG, and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake (or FSO) units and FPSO units.

We (excluding our investment in Teekay Offshore) have three primary lines of business: offshore production (FPSO units), liquefied gas carriers and conventional tankers. We manage these businesses for the benefit of all stakeholders. We allocate capital and assess performance from the separate perspectives of Teekay LNG and Teekay Tankers, Teekay Parent, and its investment in Teekay Offshore, as well as from the perspective of the lines of business (the Line of Business approach). The primary focus of our organizational structure, internal reporting and allocation of resources by the chief operating decision maker, is on Teekay LNG and Teekay Tankers, Teekay Parent, and its investment in Teekay Offshore (the Legal Entity approach). As such, a substantial majority of the information provided herein has been presented in accordance with the Legal Entity approach. However, we have continued to incorporate the Line of Business approach as in certain cases there is more than one line of business in each of Teekay LNG, Teekay Tankers and Teekay Parent, and we believe this information allows a better understanding of our performance and prospects for future net cash flows. Subsequent to the Brookfield Transaction on September 25, 2017, we assess the performance of, and make decisions to allocate resources to, our investment in Teekay Offshore as a whole and not at the level of the individual lines of business within Teekay Offshore, which are (1) offshore production (FPSO units), (2) offshore logistics (shuttle tankers, the HiLoad DP unit, FSO units, units for maintenance and safety (or UMS) and long-distance towing and offshore installation vessels), and (3) conventional tankers. We have determined that our investment in Teekay Offshore represents a separate operating segment and that individual lines of business within Teekay Offshore are no longer disclosed in our operating segments and are not discussed individually in the following sections.

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

•
Our net income is affected by fluctuations in the fair value of our derivative instruments. Most of our existing cross currency and interest rate swap agreements and foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe the non-designated derivative instruments are economic hedges, the changes in their fair value are included in our consolidated statements of (loss) income as unrealized gains or losses on non-designated derivatives. The unrealized changes in fair value do not affect our cash flows or liquidity.

•
The amount and timing of dry dockings of our vessels can affect our revenues between periods. Our vessels are off hire at various times due to scheduled and unscheduled maintenance. During 2017 and 2016, on a consolidated basis we incurred 796 and 601 off-hire days relating to dry docking, respectively. The financial impact from these periods of off-hire, if material, is explained in further detail below in “—Results of Operations”. 17 of our vessels are scheduled for dry docking during 2018.

•
The division of our results of operations between the Daughter Entities and Teekay Parent is impacted by the sale of vessels or operations from Teekay Parent to the Daughter Entities. The Controlled Daughter Entities (and Teekay Offshore until its deconsolidation on September 25, 2017) account for the acquisition of the vessels or operations from Teekay as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. In addition, such transfers are accounted for as if the transfer occurred from the date that the acquiring subsidiary and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, the historical financial information of the Controlled Daughter Entities (and of Teekay Offshore until its deconsolidation on September 25, 2017) included in this Annual Report reflects the financial results of the vessels or operations acquired from Teekay Parent from the date the vessels or operations were both under the common control of Teekay and had begun operations but prior to the date they were owned by the Controlled Daughter Entity (or Teekay Offshore until its deconsolidation on September 25, 2017).

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

•
The duration of many of the shuttle tanker, FSO and FPSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels. Many of the shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production terminates for any reason, we or Teekay Offshore no longer will generate revenue under the related contract. Other shuttle tanker, FSO and FPSO contracts under which our and Teekay Offshore's vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we or Teekay Offshore are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our cash flow and our ability to make cash distributions. FPSO units, in particular, are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS
The results of operations that follow have first been divided into (a) our controlling interests in our publicly-traded subsidiaries Teekay LNG and Teekay Tankers, (b) Teekay Parent, and (c) the results of Teekay Offshore until its deconsolidation on September 25, 2017. Within the first two of these three groups, we have further subdivided the results into their respective lines of business. The following table (a) presents revenues and income from vessel operations for each of Teekay LNG and Teekay Tankers, for Teekay Parent, and for Teekay Offshore until its deconsolidation on September 25, 2017, and (b) reconciles these amounts to our consolidated financial statements.

	Revenues			Income from Vessel Operations
(in thousands of U.S. dollars)	2017	2016	2015	2017	2016	2015
Teekay LNG	432,676	396,444	397,991	148,649	153,181	181,372
Teekay Tankers (1)(2)	431,178	550,543	524,834	1,416	96,752	190,589
Teekay Parent	303,566	340,513	419,166	(290,425)	(96,496)	(30,228)
Teekay Offshore (3)	796,711	1,152,390	1,229,413	147,060	230,853	283,399
Elimination of intercompany (1)(4)	(83,799)	(111,321)	(121,022)	—	—	—
Teekay Corporation Consolidated	1,880,332	2,328,569	2,450,382	6,700	384,290	625,132

(1)
During 2014, Teekay sold to Teekay Tankers a 50% interest in Teekay Tankers Operations Ltd. (or TTOL), which owns our conventional tanker commercial management and technical management operations, including direct ownership in five commercially managed revenue sharing arrangements of the Teekay group. Following that sale, Teekay Tankers and Teekay Parent each accounted for their 50% interests in TTOL as equity-accounted investments and, as such, TTOL’s results were reflected in equity income of Teekay Tankers and Teekay Parent. Upon consolidation of Teekay Tankers into Teekay, the results of TTOL were accounted for on a consolidated basis by Teekay. On May 31, 2017, Teekay Tankers acquired from Teekay Parent the remaining 50% interest in TTOL. As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired interests in TTOL are retroactively adjusted to include the results of TTOL on a consolidated basis during the periods they were under common control of Teekay and had begun operations.

(2)
In December 2015, Teekay Offshore sold two Aframax tankers to Teekay Tankers and the results of the two vessels are included in Teekay Offshore up to the date of sale and in Teekay Tankers from the date of acquisition.

(3)
On September 25, 2017, Teekay deconsolidated Teekay Offshore (see “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments and Results of Operations - Recent Developments in Teekay Offshore” for additional information). The figures above are those of Teekay Offshore until the date of deconsolidation.

(4)
During 2017, Teekay Parent chartered in three FSO units and two shuttle tankers from Teekay Offshore, and two LNG carriers from Teekay LNG. During 2016, Teekay Parent chartered in three FSO units, three shuttle tankers and one Aframax tanker from Teekay Offshore, two LNG carriers from Teekay LNG and two Aframax tankers from Teekay Tankers. During 2015, Teekay Parent chartered in three FSO units, two shuttle tankers and four Aframax tankers from Teekay Offshore, and two LNG carriers from Teekay LNG, and Teekay Parent chartered out one Aframax tanker to Teekay Tankers.

Summary
Teekay Corporation consolidated income from vessels operations decreased to $6.7 million for the year ended December 31, 2017 compared to $384.3 million in the prior year. The primary reasons for this decrease are as follows:

•
in Teekay Parent, the write-downs of the Petrojarl Foinaven and Petrojarl Banff FPSO units, lower results on the Petrojarl Foinaven as a result the temporary scheduled shutdown in the third quarter of 2017, and a contract amendment related to the Hummingbird Spirit FPSO which reduced its revenues, partially offset by a contract amendment related to the Petrojarl Banff FPSO which increased its revenues and the loss on sale of the Shoshone Spirit VLCC in 2016;

•
in Teekay LNG, the write-downs of the European Spirit, African Spirit, Teide Spirit and Toledo Spirit conventional tankers in 2017 and a decrease in revenue due to uncertainty of collection of hire relating to Teekay LNG's six LPG carriers on charter to I.M. Skaugen SE (or Skaugen) in 2017;

•
in Teekay Tankers, lower average TCE rates earned in the spot tanker market in 2017 compared to 2016, and various vessel employment changes, in-chartered vessel redeliveries and vessel sales in 2016 and 2017; and

•
in Teekay Offshore, primarily the impact of deconsolidating Teekay Offshore on September 25, 2017, the termination of the charter contract of the Petrojarl Varg FPSO in 2016, lower towage fleet rates and utilization in 2017, and the redelivery of the Navion Saga FSO, partially offset by the write-down in 2016 relating to the cancellation of two UMS newbuildings contracts;

partially offset by

•
in Teekay LNG, the loss on sale of conventional tankers recorded in 2016 upon the charterer, Centrofin Management Inc. (or Centrofin), exercising its purchase options on the Bermuda Spirit and Hamilton Spirit in February 2016 and March 2016, respectively, and the deliveries of the Oak Spirit, Creole Spirit, Torben Spirit, Macoma and Murex LNG carrier newbuildings in 2016 and 2017.

Details of the changes to our results of operations for the year ended December 31, 2017, compared to the year ended December 31, 2016 are provided in the following section.
Year Ended December 31, 2017 versus Year Ended December 31, 2016
Teekay LNG
Recent Developments in Teekay LNG
In January 2018, Teekay LNG's 50/50 joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) took delivery of its first ARC7 LNG carrier newbuilding, the Eduard Toll. The vessel concurrently commenced its 28-year charter contract with Yamal Trade Pte. Ltd.

In January 2018, Teekay LNG sold its 50% ownership interest in the Excelsior Joint Venture to a third party for net proceeds of approximately $44 million after repaying outstanding debt obligations within the joint venture.

During November 2017, Teekay LNG terminated the bareboat charter contracts for its six LPG carriers chartered to wholly-owned subsidiaries of I.M. Skaugen SE (or Skaugen) due to Skaugen's breach of the charters resulting from its failure to pay charter hire amounts owed thereunder. The six bareboat charter contracts had terms ending between 2019 and 2026. In addition, in December 2017, Teekay LNG withdrew the Sonoma Spirit (formerly Norgas Sonoma) from the Norgas Pool and transferred the commercial management of all seven of these LPG carriers into a newly formed in-house commercial management solution for ethylene-capable LPG and small-scale LNG vessels, the Teekay Multigas Pool, which Teekay LNG launched in November 2017. As at December 31, 2017, as a result of Skaugen's breach of the six charters, Skaugen owed Teekay LNG an aggregate amount of approximately $25 million in unpaid hire that remains in arrears calculated based on the contracted charter rates, and such amount has not been recorded as revenue given the uncertainty of its collection. Teekay LNG has commenced legal claims against Skaugen to recover all outstanding amounts, damages and losses. Skaugen has filed a counter-suit against us for amounts unspecified at this time.

During 2017, as an alternative payment for a portion of unpaid amounts Skaugen owed to Teekay LNG, Skaugen offered to Teekay LNG its 35% ownership interest in an LPG carrier, the Norgas Sonoma, which was owned by Skaugen Gulf Petchem Carriers B.S.C.(c), a joint venture between Skaugen (35%), The National Oil & Gas Authority B.S.C.(c) (or Nogaholding) (35%) and Suffun Bahrain W.L.L. (or Suffun) (30%) (or the Skaugen LPG Joint Venture). Both Nogaholding and Suffun exercised their options to participate in the sale of the Norgas Sonoma and as a result, on April 20, 2017, Teekay LNG acquired a 100% ownership interest in the Skaugen LPG Joint Venture for an aggregate purchase price of $13.2 million, including the application of $4.6 million of the outstanding hire owing to Teekay LNG by Skaugen to acquire Skaugen's 35% ownership interest in the Skaugen LPG Joint Venture.

In October 2017, Teekay LNG's joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the Pan Union Joint Venture), took delivery of its first LNG carrier newbuilding, the Pan Asia. In January 2018, the Pan Union Joint Venture took delivery of its second LNG carrier newbuilding, the Pan Americas. Teekay LNG has a 30% ownership interest in both vessels through the Pan Union Joint Venture and both vessels concurrently commenced their 20-year charter contracts with Shell Royal Dutch Plc (or Shell) upon delivery.

In August 2017, Compania Espanole de Petroleos, S.A. (or CEPSA), the charterer (who is also the owner) of a vessel related to a capital lease, the Teide Spirit, gave formal notification to Teekay LNG of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In October 2017, the charterer notified Teekay LNG that it is marketing the Teide Spirit for sale and, upon sale of the vessel, the charterer would concurrently terminate its existing charter contract with Teekay LNG. The same charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given Teekay LNG's prior experience with this charterer, Teekay LNG expects the charterer will also cancel the charter contract and sell the Toledo Spirit to a third party in 2018. Teekay LNG recorded a write-down of $25.5 million on a combined basis related to the Teide Spirit and Toledo Spirit for the third quarter of 2017.

In February 2018, CEPSA sold the Teide Spirit to a third party. As a result of this sale, Teekay LNG returned the vessel to CEPSA and the full amount of the associated obligation related to the capital lease was concurrently extinguished. In addition, Teekay LNG incurred seafarer severance payments in 2018 of approximately $1.4 million upon the sale of the vessel.

In late-June 2017, the charterer for the European Spirit Suezmax tanker gave formal notice to Teekay LNG that it would not exercise its one-year extension option under the charter contract and the charterer redelivered the vessel to Teekay LNG in August 2017. Upon receiving this notification, Teekay LNG commenced marketing the vessel for sale and recorded a $12.6 million write-down of the vessel during the second quarter of 2017. In addition, during the third quarter of 2017, Teekay LNG recorded a write-down of the African Spirit of $12.5 million as Teekay LNG received notification from the charterer of the vessel in August 2017 that it would redeliver the vessel to Teekay LNG upon completion of its charter contract in November 2017. Upon the redelivery of the African Spirit, Teekay LNG has commenced marketing the vessel for sale.

In March 2017 and July 2017, Teekay LNG's 50/50 joint venture with Exmar (or the Exmar LPG Joint Venture), of which Teekay LNG has a 50% ownership interest, took delivery of the Kallo LPG carrier and Kruibeke LPG carrier, respectively, and upon delivery sold and leased back the vessels. In April 2017, the Exmar LPG Joint Venture entered into a shipbuilding agreement with Hyundai Heavy Industries Co., Ltd. for one additional LPG carrier newbuilding scheduled for delivery in mid-2018. As at December 31, 2017, the Exmar LPG Joint Venture had three LPG carrier newbuildings scheduled for delivery in 2018. On March 5, 2018, the Exmar LPG Joint Venture took delivery of its seventh LPG carrier newbuilding in the past four years, the Kapellen.

Teekay LNG has two LNG carriers currently on bareboat charter contracts with Awilco LNG ASA (or Awilco) with original fixed contract terms ending in November 2017 and August 2018 with one-year extension options. Awilco had purchase obligations under the charter contracts to repurchase each vessel from Teekay LNG at the end of their respective terms. As a result of Awilco facing financial challenges, including going concern issues, in June 2017, Teekay LNG amended the charter contracts with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. A key condition of the amendments required Awilco to raise a minimum of $25 million of equity, which was successfully completed in May 2017. The amendments have the effect of deferring between $10,600 per day and $20,600 per day per vessel of charter hire from July 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts.

On February 28, 2017, Teekay LNG took delivery of the Torben Spirit LNG carrier newbuilding and concurrently sold this vessel to a third party and leased it back under a 10-year bareboat charter contract. The Torben Spirit commenced its charter contract with a major energy company in March 2017, with a firm charter period ending in June 2018 plus four consecutive extension options ending in June 2021.

Three of Teekay LNG's LNG carrier newbuildings delivered between October 2017 and February 2018: the Macoma, Murex and Magdala. Upon delivery, these vessels were sold to third parties and leased back under 10-year bareboat charter contracts with purchase obligations for each respective vessel and concurrently commenced their six to eight-year charter contracts with Shell.

Teekay LNG currently has five wholly-owned LNG carrier newbuildings on order, including a FSU, which are scheduled for delivery between mid-2018 and early-2019. All five LNG carrier newbuildings have fixed-rate, time-charter contracts in place and four of Teekay LNG's five LNG carrier newbuildings have financing in place.

Two of the six LNG carriers (or MALT LNG Carriers) in the Teekay LNG-Marubeni Joint Venture, the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and further deferrals were agreed in August 2016 and in January 2017 to extend the deferral period to the end of the short-term sub-charter contracts for the Marib Spirit and Arwa Spirit, which are currently anticipated to be in August 2018 and March 2019, respectively, unless the short-term sub-charter contracts are further extended in accordance with their terms. Should the LNG plant in Yemen resume operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2018 and 2019 as it relates to the Marib Spirit and Arwa Spirit, respectively. Teekay LNG's proportionate share of the estimated impact of the charter payment deferral for 2018 compared to original charter rates earned prior to January 1, 2016 is estimated to be a reduction to equity income ranging from $4 million to $5 million per quarter (2017 - $5.7 million per quarter), which we expected will be partially offset by sub-chartering employment opportunities for the Marib Spirit and Arwa Spirit in 2018.

Between July and December 2017, the Teekay LNG-Marubeni Joint Venture secured short-term charter contracts for four of its vessels trading in the short-term market. These short-term charter contracts were secured in respect of the Magellan Spirit (which was delivered to the charterer in July 2017), the Marib Spirit (which was delivered to the charterer in October 2017), the Arwa Spirit (which was delivered to the charterer in December 2017) and the Methane Spirit (which was delivered to the charterer in December 2017). It is anticipated that the contractual redeliveries under these various short-term charter contracts will occur during mid-2018 through to early-2019, unless extended in accordance with their terms.
Operating Results – Teekay LNG
The following table compares Teekay LNG’s operating results and number of calendar-ship-days for its vessels for 2017 and 2016, and compares its net revenues (which is a non-GAAP financial measure) for 2017 and 2016, to revenues, the most directly comparable GAAP financial measure, for the same periods.

	Liquefied Gas Carriers		Conventional Tankers		Teekay LNG Total
(in thousands of U.S. dollars, except calendar-ship-days)	2017	2016	2017	2016	2017	2016
Revenues	385,683	336,530	46,993	59,914	432,676	396,444
Voyage expenses	(3,020)	(449)	(5,182)	(1,207)	(8,202)	(1,656)
Net revenues	382,663	336,081	41,811	58,707	424,474	394,788
Vessel operating expenses	(84,928)	(66,087)	(18,211)	(22,503)	(103,139)	(88,590)
Depreciation and amortization	(95,025)	(80,084)	(10,520)	(15,458)	(105,545)	(95,542)
General and administrative expenses (1)	(14,034)	(15,310)	(2,507)	(3,189)	(16,541)	(18,499)
Write-down and loss on sale of vessels	—	—	(50,600)	(38,976)	(50,600)	(38,976)
Income (loss) from vessel operations	188,676	174,600	(40,027)	(21,419)	148,649	153,181
Equity income	9,789	62,307	—	—	9,789	62,307
Calendar-Ship-Days (2)
Liquefied Gas Carriers	8,357	7,440	—	—	8,357	7,440
Conventional Tankers	—	—	1,904	2,439	1,904	2,439

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to consolidated vessels.

Teekay LNG – Liquefied Gas Carriers
As at December 31, 2017, Teekay LNG’s liquefied gas fleet, including newbuildings, included 50 LNG carriers and 30 LPG/Multigas carriers, in which its interests ranged from 20% to 100%. The number of calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 8,357 days in 2017 from 7,440 days in 2016, as a result of the deliveries to Teekay LNG of the Creole Spirit and Oak Spirit during 2016 and the deliveries of the Torben Spirit, Macoma, and Murex during 2017. During 2017, three of Teekay LNG's consolidated vessels in this segment were off-hire for scheduled dry dockings, and the Torben Spirit was idle for three days prior to its charter contract commencement, compared to three consolidated vessels in this segment being off-hire for repairs, and the Creole Spirit and Oak Spirit being idle for 12 days and 15 days, respectively, prior to their charter contract commencements in 2016. As a result, Teekay LNG's liquefied gas fleet utilization decreased to 98.6% in 2017, compared to 99.1% in 2016.
Income from vessel operations increased to $188.7 million in 2017 compared to $174.6 million in 2016, primarily as a result of:

•	an increase of $26.6 million as a result of the deliveries of the Creole Spirit, Oak Spirit, Torben Spirit, Macoma, and Murex and the commencement of their charter contracts; and

•
an increase of $6.9 million primarily related to additional revenue recognized relating to the accelerated dry docking of two LNG carriers, the costs of which will be recoverable from the charterer, and higher pass-through operating expenses due to timing of main engine maintenance;

partially offset by

•	a decrease of $4.8 million due to uncertainty of collection of hire receipts relating to Teekay LNG's six LPG carriers on charter to Skaugen in 2017;

•	a decrease of $4.1 million due to higher dry-docking amortization due to recent dry dockings;

•	a decrease of $3.0 million for two of Teekay LNG's LNG carriers as a result of timing of main engine maintenance;

•	a decrease of $2.4 million relating to 35 days of unscheduled off-hire in the second quarter of 2017 due to repairs required for one of Teekay LNG's LNG carriers; and

•
a decrease of $2.3 million as a result of the acquisition of the Sonoma Spirit in April 2017 and due to the six LPG carriers, which were previously on bareboat charter contracts, following their redelivery from Skaugen during 2017.

Equity income related to Teekay LNG’s liquefied gas carriers decreased to $9.8 million in 2017 compared to $62.3 million in 2016, as set forth in the table below:

(in thousands of U.S. Dollars)	Year Ended December 31,
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Pan Union LNG Carriers	Other	Total Equity Income
2017	16,755	7,397	(7,863)	(16,547)	16,324	496	(6,773)	9,789
2016	15,713	9,038	13,674	4,503	19,817	(104)	(334)	62,307
Difference	1,042	(1,641)	(21,537)	(21,050)	(3,493)	600	(6,439)	(52,518)

The $1.0 million increase in Teekay LNG's 33% investment in the four Angola LNG Carriers was primarily due to an increase in unrealized gains on non-designated derivative instruments due to mark-to-market changes. The mark-to-market changes resulted from changes in long-term LIBOR benchmark interest rates for interest rate swaps compared to 2016.

The $1.6 million decrease in Teekay LNG's 50% investment in the two Exmar LNG Carriers was primarily due to the Excalibur being off-hire in 2017 for a scheduled dry docking.

The $21.5 million decrease in equity income from Teekay LNG's 50% ownership interest in Exmar LPG BVBA was primarily due to more vessels trading in the spot market at lower rates during 2017 compared to higher fixed rates earned in 2016, the scheduled dry dockings of the Eupen and Brussels in the second and third quarters of 2017, respectively, the write-downs of the Courcheville and Temse recorded in 2017, and the sale of the Brugge Venture in January 2017. These decreases were partially offset by income earned from five LPG carrier newbuildings that were delivered to the Exmar LPG Joint Venture between February 2016 and July 2017, and a write-down of the Brugge Venture recorded in 2016.

The $21.1 million decrease in equity income from Teekay LNG's 52% investment in the MALT LNG Carriers was primarily due to a settlement payment awarded to the joint venture in 2016 for the disputed contract termination relating to the Magellan Spirit, of which Teekay LNG's proportionate share was $20.3 million; a further deferral effective August 2016 of a portion of the charter payments for the Marib Spirit and Arwa Spirit that are chartered to service the YLNG plant in Yemen, which has been closed since 2015. These decreases were partially offset by higher fleet utilization in the second half of 2017 due to commencements of short-term charter contracts for certain vessels which were previously trading in the spot market.

The $3.5 million decrease in equity income from Teekay LNG's 40% investment in the RasGas 3 LNG Carriers was primarily due to higher interest expense resulting from the completion of debt refinancing in December 2016.

The $6.4 million decrease in Teekay LNG's other equity-accounted investments was primarily due to unrealized losses on interest rate swaps relating to Teekay LNG's 30% ownership interest in the Bahrain LNG Joint Venture in 2017, and higher crew training expenses for the Yamal LNG Joint Venture in preparation for its vessel deliveries commencing in 2018.
Teekay LNG – Conventional Tankers
As at December 31, 2017, Teekay LNG’s conventional tanker fleet included four Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, three of which it owns (including the European Spirit and African Spirit which are classified as held for sale) and two of which it leases under capital leases. Three of Teekay LNG’s five conventional tankers operate under fixed-rate charters. The European Spirit and African Spirit have been trading in the spot market since August and November 2017, respectively, as Teekay LNG continues to market these vessels for sale. The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased to 1,904 days in 2017 from 2,439 days in 2016, primarily as a result of the sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit in April 2016, May 2016 and March 2017, respectively. During 2017, the Asian Spirit was idle for 34 days between the time its firm charter contract ended in January 2017 and the time the vessel was sold and the European Spirit was off-hire for two days for vessel maintenance, compared to no off-hire days during 2016. As a result, Teekay LNG's conventional tanker fleet utilization decreased to 98.1% in 2017 compared to 100.0% in 2016.

Loss from vessel operations was $40.0 million during 2017 compared to $21.4 million in 2016, primarily as a result of:

•
a decrease of $25.5 million due to the combined write-downs of the Teide Spirit and Toledo Spirit. In August 2017, the charterer of the Teide Spirit gave formal notification to Teekay LNG of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In February 2018, the charterer sold the Teide Spirit and concurrently terminated its existing charter contract with Teekay LNG. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given Teekay LNG's prior experience with this charterer, Teekay LNG expects it will also cancel the charter contract and sell the Toledo Spirit to a third party in 2018;

•
a decrease of $12.6 million due to the write-down of the European Spirit as Teekay LNG commenced marketing the vessel for sale upon receiving notification from the charterer of the vessel that it would redeliver the vessel to Teekay LNG upon completion of its charter contract in August 2017;

•
a decrease of $12.5 million due to the write-down of the African Spirit as Teekay LNG received notification from the charterer of the vessel in August 2017 that it would redeliver the vessel to Teekay LNG upon completion of its charter contract in November 2017; and

•	a decrease of $1.3 million due to lower revenues earned by the Toledo Spirit in 2017 relating to the profit-sharing agreement between Teekay LNG and CEPSA;
partially offset by

•
an increase of $32.4 million due to the sales of the Bermuda Spirit and Hamilton Spirit in 2016 and Asian Spirit in the first quarter of 2017, comprised of a $39.0 million loss on the sales of the vessels in 2016, partially offset by a resulting decrease in operating income in 2017.

Teekay Tankers
Recent Developments in Teekay Tankers
In November 2017, Teekay Tankers completed a merger with Tanker Investments Ltd. (or TIL) by acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of Teekay Tankers' Class A common stock for each share of TIL common stock, and as a result TIL became a wholly-owned subsidiary of Teekay Tankers. As consideration for the merger, Teekay Tankers issued 88,977,544 Class A common shares to the TIL shareholders, including 8,250,000 shares to Teekay. At the time of the merger, TIL owned a modern fleet of 10 Suezmax tankers, six Aframax tankers and two LR2 product tankers with an average age of 7.3 years as of November 2017. Commencing on November 27, 2017, Teekay Tankers consolidates the results of TIL. Prior to the completion of the merger, Teekay Tankers equity accounted for its interest in TIL.

Prior to the completion of the merger, Teekay Tankers' shareholders voted in favor of increasing the authorized number of its Class A common shares to permit the issuance of Class A common shares as consideration for the merger with TIL. Teekay Tankers amended its amended and restated articles of incorporation on November 27, 2017, increasing the authorized Class A common shares from 200,000,000 to 285,000,000 and the total authorized capital stock from 400,000,000 to 485,000,000. In September 2017, Teekay Tankers announced that the Board of Directors had authorized a share repurchase program for the repurchase of up to $45.0 million of its shares of Class A common stock in the open market.

In July 2017, Teekay Tankers completed a $153.0 million sale-leaseback financing transaction relating to four of its Suezmax tankers. The transaction was structured as a 12-year bareboat charter at an average rate of approximately $11,100 per day, with purchase options for all four vessels throughout the lease term beginning in July 2020.

In May 2017, Teekay Tankers completed the acquisition from Teekay of the remaining 50% interest in TTOL for $39.0 million, which included $13.1 million for assumed working capital, in exchange for Teekay Tankers' issuance to Teekay of approximately 13.8 million shares of its Class B common stock and working capital consideration of $13.1 million. Prior to May 31, 2017, Teekay Tankers owned 50% of TTOL and accounted for this investment using the equity method of accounting. Since Teekay Tankers acquired the remaining 50% of TTOL on May 31,

2017, Teekay Tankers owns 100% of TTOL and now consolidates its results. Periods prior to May 31, 2017 have been recast to include 100% of TTOL results in Teekay Tankers on a consolidated basis in accordance with common control accounting as required under GAAP.

In June, September and November 2017, Teekay Tankers completed the sales of three of its older Aframax tankers, the Kyeema Spirit, Kanata Spirit and Kareela Spirit, resulting in an aggregate loss on sale of the vessels of $11.2 million.

In January and March 2017, Teekay Tankers completed the sales of two Suezmax tankers, the Ganges Spirit and Yamuna Spirit, for an aggregate sales price of $32.6 million. Teekay Tankers recognized a loss on sale of the vessels of $1.8 million in 2017.
Operating Results – Teekay Tankers
The following table compares Teekay Tankers’ operating results and number of calendar-ship-days for its vessels for 2017 and 2016, and compares its net revenues (which is a non-GAAP financial measure) for 2017 and 2016, to revenues, the most directly comparable GAAP financial measure, for the same periods.

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2017	2016
Revenues	431,178	550,543
Voyage expenses	(77,368)	(53,604)
Net revenues	353,810	496,939
Vessel operating expenses	(175,389)	(182,598)
Time-charter hire expense	(30,661)	(59,647)
Depreciation and amortization	(100,481)	(104,149)
General and administrative expenses	(32,879)	(33,199)
Asset impairments	—	—
Loss on sale of vessels	(12,984)	(20,594)
Restructuring charges	—	—
Income from vessel operations	1,416	96,752
Equity (loss) income	(25,370)	7,680
Calendar-Ship-Days (1)
Conventional Tankers	16,654	19,303

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.
Tanker Market
For 2017, tanker rates fell to cyclical lows due to the combined impact of high fleet growth and OPEC supply cuts. The global tanker fleet grew by 26.6 million deadweight tonnes (mdwt), or 4.8% in 2017, following 31.4 mdwt, or 6.0% growth in 2016. In addition, numerous vessels that were being used as floating storage returned to the trading fleet in 2017 as the crude oil curve flipped into backwardation, further adding to fleet supply. On the demand side, OPEC implemented 1.2 million barrels per day (mb/d) of supply cuts in January 2017 and maintained a high rate of compliance with these cuts throughout the year. This led to a reduction in cargoes from the Middle East, which in turn forced more Very Large Crude Carriers (or VLCC) tankers to compete with Suezmax Tankers for Atlantic cargoes, thus putting pressure on mid-size tanker rates. An increase in U.S. crude exports to a record high of 2.0 mb/d by October 2017 gave some support to crude tanker demand, however, it was not enough to fully offset the negative impact of OPEC supply cuts.

Looking ahead to 2018, there are signs of improving fundamentals on both the supply and demand fronts. First, tanker fleet growth is expected to moderate due to a combination of lower deliveries and higher scrapping. Tanker scrapping for the global fleet totaled 11.5 mdwt in 2017, the highest level of tanker scrapping since 2012, and has remained firm with 1.6 mdwt scrapped in January 2018. The level of newbuild tanker deliveries is expected to reduce during 2018, particularly during the second half of the year, and is set to fall further in 2019 as the orderbook rolls off. As such, we estimate that tanker fleet growth will fall to approximately 3% in 2018 and 2% in 2019.

Global oil demand is estimated to grow by 1.5 mb/d in 2018 (average of IEA, EIA and OPEC forecasts), which is above long-term average growth levels. This high level of demand, combined with OPEC supply cuts, is leading to a rapid decline in global oil inventories back towards five-year average levels. Inventory drawdowns are negative for tanker demand in the short-term; however, a rebalancing in oil markets could lead OPEC to exit its supply agreement sooner than expected, which would be positive for the mid-size tanker market as it would draw VLCC tankers away from the Atlantic and back to the Middle East, thus reducing competition between the asset classes. Finally, a continued increase in U.S. crude oil production - which recently hit 10 mb/d for the first time since 1970 - will likely lead to higher U.S. crude oil exports, which is positive for mid-size tanker demand as well as U.S. Gulf lightering demand.

Overall, Teekay Tankers expects the tanker market to remain challenging over the near-term as ongoing OPEC supply cuts and the need to absorb recent fleet growth will likely keep the market subdued through the first few quarters of 2018. However, we expect that lower fleet growth, an expected increase in U.S. crude exports, and the potential for an increase in OPEC supply later in the year should lead to a tanker market recovery during the latter part of 2018 and into 2019.
Teekay Tankers – Conventional Tankers
As at December 31, 2017, Teekay Tankers owned 52 double-hulled conventional oil tankers, time-chartered in one Aframax tanker, had capital leases for four Suezmax tankers from third parties and owned a 50% interest in one VLCC, the results of which are included in equity (loss) income.

Teekay Tankers' calendar ship days decreased in 2017 compared to 2016 primarily due to the redeliveries of various in-charters to their owners at various times during 2016 and 2017 and the sale of two Suezmax product tankers, three Aframax tankers and two MR product tankers in 2016 and 2017, partially offset by the addition of 18 vessels that Teekay Tankers acquired as part of the TIL merger in November 2017 and three Aframax in-charters that were delivered to Teekay Tankers during 2016 and 2017.

Income from vessel operations decreased to $1.4 million in 2017 compared to $96.8 million in 2016, primarily as a result of:

•	a decrease of $66.5 million due to lower average realized rates earned by the Suezmax, Aframax and LR2 tankers trading in the spot tanker market in 2017 compared to 2016;

•
a net decrease of $27.9 million due to the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates and more vessels transitioned from voyage charter to full service lightering employment in 2017 compared to 2016;

•
a net decrease of $7.2 million primarily due to the redeliveries of various in-charters to their owners at various times during 2016 and 2017 and the sale of two Suezmax product tankers, three Aframax tankers and two MR product tankers in 2016 and 2017, partially offset by the addition of 18 vessels that Teekay Tankers acquired as part of the TIL merger and three Aframax in-charters that were delivered to Teekay Tankers during 2016 and 2017; and

•	a decrease of $1.2 million due to in-process revenue contract amortization that Teekay Tankers recognized in revenue in the first quarter of 2016;
partially offset by

•	a net increase of $3.0 million due to the scope of repairs and planned maintenance activities in 2017 as compared to 2016;

•	an increase of $2.9 million due to higher transition costs incurred in 2016 compared to 2017 directly relating to 12 Suezmax tankers which were acquired in the latter part of 2015; and

•
an increase of $1.3 million due to higher corporate expenses incurred during 2016 primarily as a result of legal expenses related to the vessel construction and option agreements with STX Offshore & Shipbuilding Co. Ltd (or STX) of South Korea.

Equity (loss) income decreased to a loss of $25.4 million in 2017 from income of $7.7 million for 2016 primarily due to:

•
a decrease of $31.9 million primarily due to a $26.7 million net write-down of Teekay Tankers' investment in TIL to its fair market value in June 2017 and prior to the TIL merger completion, and lower equity earnings from TIL resulting from overall lower realized average spot rates earned in 2017 compared to 2016; and

•
a decrease of $1.3 million due to lower equity earnings from the High-Q Investment Ltd (or High-Q) joint venture primarily resulting from profit share recognized in the second quarter of 2016 as VLCC rates averaged above certain thresholds, triggering a profit sharing with the customer.

Teekay Parent
Recent Developments in Teekay Parent
In October 2017, Teekay Parent terminated, prior to their expiration dates, the charter-in contracts for its last two remaining in-chartered conventional tankers, the Constitution Spirit and Sentinel Spirit, resulting in a total net termination fee payment of approximately $1.6 million. The vessels were redelivered in October 2017.

In September 2017, Teekay and Teekay Offshore completed the Brookfield Transaction, which is explained more fully in “Item 5. Operating and Financial Review and Prospects-Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments and Results of Operations - Recent Developments in Teekay Offshore.” Teekay Parent directly and indirectly provides substantially all of Teekay Offshore’s commercial, technical, crew training, strategic, business development and administrative service needs. In the fourth quarter of 2017, Teekay Parent presented the fees received from Teekay Offshore for providing these services in revenues, and the related costs to provide such services, in vessel operating expenses.

The Banff FPSO has been operating on the Banff field since its delivery nearly 20 years ago under a charter contract with Canadian Natural Resources (or CNR) that permitted CNR to terminate the contract at any time with six months’ notice. In January 2017, Teekay Parent entered into a contract amendment with CNR to ensure the unit will stay on the current field at least until the third quarter of 2018 and to revise the charter rate structure to include a variable component (through an oil price and oil production tariff) in addition to a fixed charter rate.

In the first half of 2016, the Hummingbird Spirit FPSO was operating in the latter part of its charter contract with Spirit Energy Limited (or Spirit Energy, previously Centrica Energy) whereby Spirit Energy could terminate the contract at any time with 90 days’ notice. In June 2016, Teekay Parent entered into a contract amendment with Spirit Energy to extend the firm period to September 2017 (with Spirit Energy's right to terminate the contract no earlier than March 1, 2017) in exchange for a lower fixed charter rate and an oil price tariff.  The contract amendment took effect on July 1, 2016. In February 2017, Teekay Parent entered into a new heads of terms with Spirit Energy to extend the contract for an additional three years from October 2017 to September 2020. This contract extension was completed during the second quarter of 2017.

In the second quarter of 2016, Teekay Parent entered into an agreement to sell the Shoshone Spirit VLCC to a third party and the vessel was written down to its net realizable value as a result of the expected sale. The vessel was subsequently sold and delivered to its new owner in October 2016.

Operating Results – Teekay Parent

The following table compares Teekay Parent’s operating results and number of calendar-ship-days for its vessels for 2017 and 2016, and compares its net revenues (which is a non-GAAP financial measure) for 2017 and 2016, to revenues, the most directly comparable GAAP financial measure, for the same periods.

	Offshore Production		Conventional Tankers		Other and Corporate G&A		Teekay Parent Total
(in thousands of U.S. dollars, except calendar-ship-days)	2017	2016	2017	2016	2017	2016	2017	2016
Revenues (1)	209,394	231,435	5,065	32,967	89,107	76,111	303,566	340,513
Voyage expenses	(186)	(269)	(81)	(287)	(1,426)	(2,879)	(1,693)	(3,435)
Net revenues	209,208	231,166	4,984	32,680	87,681	73,232	301,873	337,078
Vessel operating expenses (1)	(144,325)	(159,084)	(5,481)	(10,468)	(53,179)	(26,576)	(202,985)	(196,128)
Time-charter hire expense	(38,346)	(33,366)	(12,461)	(23,166)	(47,847)	(48,452)	(98,654)	(104,984)
Depreciation and amortization	(60,560)	(70,855)	—	(1,717)	163	449	(60,397)	(72,123)
General and administrative expenses (1)(2)	(16,966)	(14,099)	(432)	(809)	(5,251)	(10,707)	(22,649)	(25,615)
Asset impairments	(205,659)	—	—		—	—	(205,659)	—
Net loss on sale of vessels and equipment	—	(110)	—	(12,487)	—	—	—	(12,597)
Restructuring charges	(110)	(1,962)	—	—	(1,844)	(20,165)	(1,954)	(22,127)
(Loss) income from vessel operations	(256,758)	(48,310)	(13,390)	(15,967)	(20,277)	(32,219)	(290,425)	(96,496)
Equity (loss) income	(7,861)	(575)	(20,677)	132	(2,792)	(1,838)	(31,330)	(2,281)
Calendar-Ship-Days (3)
FPSO Units	1,095	1,098	—	—	—	—	1,095	1,098
Conventional Tankers	—	—	587	1,278	—	—	587	1,278
Gas carriers	—	—	—	—	730	732	730	732
FSO Units	365	366	—	—	730	732	1,095	1,098
Shuttle Tankers	730	732	—	—	—	—	730	732
Bunker Barges	—	—	—	—	365	672	365	672

(1)
Revenues and vessel operating expenses for 2017 include $17.8 million and $16.1 million, respectively, related to intercompany transactions between Teekay Offshore and Teekay Parent, which as a result of the deconsolidation of Teekay Offshore, are no longer eliminated upon consolidation. The intercompany transactions relate to services for ship management, crew training, commercial, technical, project management, strategic, business development and administrative services provided by Teekay Parent to Teekay Offshore.

(2)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(3)	Apart from three FPSO units and one conventional tanker, all remaining calendar-ship-days presented relate to in-chartered days.
Teekay Parent – Offshore Production
Offshore Production consists primarily of our FPSO units. As at December 31, 2017, we had a direct interest in three 100%-owned FPSO units, and we in-chartered two shuttle tankers and one FSO unit from Teekay Offshore.

The Hummingbird Spirit FPSO charter contract includes an incentive compensation component based on the oil price. In addition, the Petrojarl Foinaven FPSO unit’s charter contract includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. The decline in the price of oil since 2014 has negatively impacted our incentive compensation under these contracts and may negatively impact our future revenues if oil prices remain at or fall below current levels.

Asset impairments for the year ended December 31, 2017, primarily relate to the impairments of the Petrojarl Banff and Petrojarl Foinaven FPSO units. Factors contributing to the impairments included changes to the estimated cash flows and carrying values of the asset groups as a result of the deconsolidation of Teekay Offshore on September 25, 2017, and a re-evaluation of the estimated future net cash flows of the units. Please read "Item 18 - Financial Statements: Note 18a - Asset Impairments".

Loss from vessel operations increased to $256.8 million during 2017 compared to $48.3 million in 2016, primarily as a result of:

•	an increase in loss of $205.7 million from impairment charges in respect of the Petrojarl Banff and Petrojarl Foinaven FPSO units, described above;

•	an increase in loss of $14.2 million related to the Hummingbird Spirit FPSO unit primarily due to the contract amendment described above that took effect on July 1, 2016; and

•
an increase in loss of $18.5 million related to the Petrojarl Foinaven FPSO unit primarily due to lower revenue earned and higher repairs and maintenance costs incurred during the shutdown in the third quarter for 2017, and insurance proceeds recognized in 2016;

partially offset by

•
a decrease in loss of $25.4 million related to the Petrojarl Banff FPSO unit primarily due to higher day rate and tariff earned in 2017 due to the contract amendment described above and higher repairs and maintenance costs in 2016 due to the temporary loss of two mooring lines in the second quarter of 2016, partially offset by insurance proceeds received in 2016; and

•	a decrease in loss of $1.9 million for the year ended December 31, 2017 primarily due to reorganization of the FPSO business in 2016.
Teekay Parent – Conventional Tankers
As at December 31, 2017, Teekay Parent had no conventional tankers remaining in the fleet. The average fleet size (including in-chartered vessels), as measured by calendar-ship-days, decreased in 2017 compared with 2016 due to the redeliveries of two Aframax in-chartered vessels to their owners, one Aframax in-chartered vessel to Teekay Offshore and two Aframax in-chartered vessels to Teekay Tankers, and due to the sale of one VLCC during 2016. The collective impact from the noted fleet changes are referred to below as the Net Fleet Reductions.

Loss from vessel operations for Teekay Parent’s Conventional Tankers was $13.4 million in 2017 compared to loss from vessel operations of $16.0 million in 2016, primarily as a result of:

•	a decrease in loss of $12.5 million due to the write-down of the VLCC to its agreed sales price in the second quarter of 2016; and

•
a decrease in loss of $2.4 million due to a cancellation fee paid by Teekay Parent to Teekay Offshore in the first quarter of 2016 related to the termination of a time-charter contract, partially offset by a cancellation fee paid to the owners in the fourth quarter of 2017 related to the termination of two bareboat charter-in contracts;

partially offset by

•	an increase in loss of $6.2 million due to the Net Fleet Reductions;

•	an increase in loss of $5.1 million due to lower average realized TCE rates earned in 2017 compared to 2016; and

•	an increase in loss of $2.0 million due to a distribution received from Gemini Pool L.L.C. in the first quarter of 2016.
Teekay Parent – Other and Corporate G&A
As at December 31, 2017, Teekay Parent had two chartered-in LNG carriers owned by Teekay LNG, two chartered-in FSO units owned by Teekay Offshore and one chartered-in bunker barge owned by a third party.

Loss from vessel operations was $20.3 million for the year ended December 31, 2017 compared to loss from vessel operations of $32.2 million for the year ended December 31, 2016, primarily as a result of:

•
a decrease in loss of $14.5 million from Teekay Parent's in-chartered LNG carriers primarily due to the start of a one-year charter contract for the Polar Spirit LNG carrier in the second quarter of 2017 and the start of a seven-month charter contract for the Arctic Spirit LNG carrier in the third quarter of 2017;

partially offset by

•	an increase in loss of $1.8 million in 2017, due to transaction fees received from TIL in 2016 for our arrangement of the sale of the Voss Spirit and Hemsedal Spirit by TIL; and

•
an increase in loss of $1.7 million relating to the Suksan Salamander FSO unit from amortization of the off-market in-charter contract subsequent to the deconsolidation of Teekay Offshore and contract amendments during 2017.

Equity loss was $31.3 million for the year ended December 31, 2017, compared to equity income of $2.3 million for the year ended December 31, 2016, primarily due to a $20.5 million write-down of Teekay Parent's investment in TIL in June 2017 and lower equity earnings from lower average realized spot rates earned by TIL in the 2017 periods, and losses from Sevan Marine AS.
Teekay Offshore
Recent Developments in Teekay Offshore
In September 2017, Teekay, Teekay Offshore and Brookfield finalized the strategic partnership with Brookfield and related transactions (or the Brookfield Transaction), which included, among other things, the following:

•
Brookfield and Teekay invested $610.0 million and $30.0 million, respectively, in exchange for 244.0 million and 12.0 million common units of Teekay Offshore, respectively, at a price of $2.50 per common unit and 62.4 million and 3.1 million common unit warrants (or the Brookfield Transaction Warrants), with an exercise price of $0.01 per unit and which warrants are exercisable at any time until September 25, 2024 if Teekay Offshore's common unit volume-weighted average price is equal to or greater than $4.00 per unit for 10 consecutive trading days prior to that date. Following the investment, Brookfield owns approximately 59.5% and Teekay owns approximately 13.8% of Teekay Offshore's outstanding common units;

•
Brookfield acquired from Teekay a 49% interest in Teekay Offshore's general partner in exchange for $4.0 million and an option to purchase an additional 2.0% interest in Teekay Offshore's general partner from Teekay in exchange for 1.0 million of the Brookfield Transaction Warrants initially issued to Brookfield;

•
Teekay Offshore repurchased and canceled all of its outstanding Series C-1 and Series D Preferred Units from existing unitholders, for an aggregate of approximately $250.0 million in cash. Concurrently, the per unit exercise price of Teekay Offshore's Series D tranche B warrants to purchase common units issued on June 29, 2016 was reduced from $6.05 to $4.55;

•
Brookfield acquired, from a subsidiary of Teekay, the $200 million subordinated promissory note issued by Teekay Offshore on July 1, 2016, which was amended and restated in connection with the acquisition by Brookfield to, among other things, extend the maturity from 2019 to 2022 (as amended, the Brookfield Promissory Note). Brookfield purchased the Brookfield Promissory Note from Teekay for $140.0 million and 11.4 million of the Brookfield Transaction Warrants initially issued to Brookfield;

•
Teekay Offshore agreed with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory prepayment date to September 30, 2018, in exchange for a principal prepayment of $30 million, which was paid in October 2017;

•
Certain financial institutions providing interest rate swaps to Teekay Offshore (i) lowered the fixed interest rate on the swaps, (ii) extended the termination option of the swaps by two years to 2021, and (iii) eliminated the financial guarantee and security package previously provided by Teekay in return for a prepayment amount and fees; and

•
Teekay Offshore acquired certain management companies from Teekay that focus on the operations or operations management of its shuttle and FPSO segments. These companies became a part of Teekay Offshore's consolidated group, effective January 1, 2018.

As part of the Brookfield Transaction, Teekay Offshore reduced its quarterly common unit distribution to $0.01 per common unit to reinvest cash in the business and further strengthen Teekay Offshore’s balance sheet.

In April 2018, Teekay Offshore finalized the previously announced contract extension with Premier Oil to extend the employment of the Voyageur Spirit FPSO unit on the Huntington field for at least an additional twelve months to April 2019. The new contract, which took effect in April 2018, includes a fixed charter rate component plus and a component based on oil production and oil price.

In February 2018, ALP Maritime, Teekay Offshore's towage subsidiary, was awarded a contract by Interoil / Saipem to provide five towage vessels to perform towage and field installation services for the Kaombo Norte FPSO project in spring 2018. Two ALP vessels will tow the FPSO from its shipyard in South East Asia to its field in West Africa, where it will be met by a further three ALP vessels to perform field installation. The contract requires approximately 330 vessel equivalent days throughout the project.

In January 2018, Teekay Offshore entered into a contract extension with Petroleo Brasileiro S.A. (or Petrobras) to extend the employment of the Petrojarl Cidade de Rio das Ostras (or Ostras) FPSO for four months at a slightly lower fixed rate. Petrobras also has an option to extend the contract a further two months out to July 2018.
In November 2017, the Pioneiro de Libra (or Libra) FPSO, which was converted from one of Teekay Offshore's shuttle tankers at Sembcorp’s Jurong shipyard in Singapore, commenced its 12-year charter contract with a consortium of international oil companies, including Petrobras, Total S.A., Shell, CNPC and CNOOC Limited, on the Libra oil field.

In November 2017, Teekay Offshore delivered the Navion Marita to its buyers. Teekay Offshore received gross proceeds of $5.7 million, resulting in a loss on sale of approximately $0.2 million recorded during the fourth quarter of 2017.

In early-October 2017, the Randgrid FSO, which was converted from one of Teekay Offshore's shuttle tankers at Sembcorp’s Sembawang shipyard in Singapore, commenced its three-year charter contract with Statoil ASA (Statoil), including 12 additional one-year extension options, on the Gina Krog oil and gas field in the Norwegian sector of the North Sea.
In October 2017, November 2017 and March 2018, Teekay Offshore took delivery of three East Coast of Canada shuttle tanker newbuildings, the Beothuk Spirit, the Norse Spirit and the Dorset Spirit, respectively. The Beothuk Spirit and the Norse Spirit commenced operations under the 15-year charter contracts (of which approximately 12.5 years remain), plus extension options in December 2017 and January 2018, respectively, with a group of oil companies, and the Dorset Spirit is expected to commence operations under the 15-year charter contract (of which approximately 12.5 years remain), plus extension options, in mid-2018, with the same group of oil companies. These newbuildings are replacing the existing in-chartered vessels servicing the East Coast of Canada, with the first replaced vessel redelivering to its owner and the second and third replaced vessels transferring to the North Sea to operate in Teekay Offshore's contract of affreightment (or CoA) fleet.
In October 2017, the Navion Saga FSO unit was delivered to its buyers. Teekay Offshore received gross proceeds of $7.4 million, resulting in a gain on sale of approximately $0.5 million recorded during the fourth quarter of 2017.
In July 2017, Teekay Offshore entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd., to construct two Suezmax DP2 shuttle tanker newbuildings, for an aggregate fully built-up cost of approximately $294 million, with options to order up to two additional vessels. These newbuilding vessels will be constructed based on Teekay Offshore's New Shuttle Spirit design which incorporates technologies to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon delivery in late-2019 and early-2020, these vessels will provide shuttle tanker services in the North Sea under Teekay Offshore's existing master agreement with Statoil, which will add vessel capacity to service Teekay Offshore's CoA portfolio in the North Sea. In late-November 2017, Teekay Offshore declared options with Samsung for the construction of two additional, Suezmax-sized, DP2 shuttle tanker newbuildings for a total fully-built-up cost of approximately $293 million. Upon scheduled delivery of these two vessels in 2020, they will join Teekay Offshore's CoA portfolio in the North Sea.
In July 2017, Teekay Offshore signed an amendment to the Petrojarl I FPSO five-year charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP). The amended charter contract includes an extension to the delivery window for the project and an adjusted charter rate profile which reduces the day rate for the FPSO unit during the first 18 months of production. During the final 3.5 years of the contract, the charter contract will revert to a rate that is higher than the original day rate plus oil price and production tariffs, which will provide the potential for Teekay Offshore to recover more than the reduction given in the first 18 months of the charter contract. The unit sailed away from Aibel AS shipyard (or Aibel) in Norway in December 2017 and arrived on the field in Brazil in January 2018 for field installation and testing. The start-up of oil production on the Atlanta Field is expected to occur during the second quarter of 2018.
In June 2017, October 2017 and January 2018, Teekay Offshore took delivery of the ALP Defender, ALP Sweeper and the ALP Keeper, respectively, the final three units of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings, constructed by Niigata Shipbuilding & Repair in Japan. Due to the delayed delivery of the vessels, Teekay Offshore received damages from the shipyard of $24.6 million during the second quarter of 2017.
In June 2017, Teekay Offshore finalized a three-year shuttle tanker CoA to service a development in the U.K. North Sea. The CoA, which commenced during the third quarter of 2017, requires the use of up to approximately 0.6 shuttle tanker equivalents per annum, and is serviced by Teekay Offshore's existing CoA shuttle tanker fleet.
In May 2017, Teekay Offshore completed a five-year contract extension, plus extension options, for the Falcon Spirit FSO unit, which extension commenced June 1, 2017. The contract extension includes a termination fee payable if the contract is terminated prior to mid-2018. The Falcon Spirit FSO unit operates on the Al Rayyan field located offshore Qatar.
In April 2017, Petroleo Netherlands B.V. notified Logitel Offshore Norway AS, a subsidiary of Teekay Offshore, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. Teekay Offshore has disputed the termination and has initiated a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently in lay-up.
In March 2017, Teekay Offshore finalized a five-year shuttle tanker CoA, plus extension options, with a consortium of oil companies to service a development located in the U.K. Central North Sea. This CoA commenced during the first quarter of 2018 and is serviced by Teekay Offshore's existing CoA shuttle tanker fleet. The CoA requires the use of up to approximately 0.6 shuttle tanker equivalents per annum.
In March 2017, Teekay Offshore entered into a six-month, customer-funded, front-end engineering and design (or FEED) study agreement for the Petrojarl Varg FPSO unit with Alpha Petroleum Resources Limited, which is backed by private equity firm Petroleum Equity, for the development of the Cheviot field, formerly known as the Emerald field, located in the U.K. sector of the North Sea. The purpose of the FEED study is to define the modifications required for the Petrojarl Varg FPSO unit and use it to negotiate the terms of a potential FPSO contract for the development of the Cheviot field. The FEED study was completed in early-2018.
Operating Results – Teekay Offshore
The following table compares Teekay Offshore’s operating results and number of calendar-ship-days for its vessels for the period up to September 25, 2017 and the year ended December 31, 2016, and compares its net revenues (which is a non-GAAP financial measure) for such periods, to revenues, the most directly comparable GAAP financial measure, for the same periods.

	Teekay Offshore Total
(in thousands of U.S. dollars, except calendar-ship-days)	2017 (1)	2016
Revenues	796,711	1,152,390
Voyage expenses	(68,802)	(80,750)
Net revenues	727,909	1,071,640
Vessel operating expenses	(249,805)	(364,441)
Time-charter hire expense	(60,592)	(75,485)
Depreciation and amortization	(219,406)	(300,011)
General and administrative expenses	(46,399)	(56,122)
Asset impairments and net gain on sale of vessels (2)	(1,500)	(40,079)
Restructuring charges	(3,147)	(4,649)
Income from vessel operations	147,060	230,853
Equity income	12,028	17,933
Calendar-Ship-Days (3)
FPSO Units	1,602	2,196
Shuttle Tankers	8,378	11,913
FSO Units	1,869	2,562
UMS	267	366
Towage vessels	2,018	2,307
Conventional Tankers	534	732

(1)
On September 25, 2017, we deconsolidated Teekay Offshore (please read "Item 18 - Financial Statements: Note 3 - Deconsolidation of Teekay Offshore"). Figures represent Teekay Offshore's results for the period up to September 25, 2017.

(2)
Commencing on September 25, 2017, Teekay accounts for its investment in Teekay Offshore using the equity method, and recognized an equity loss of $2.5 million for the year ended December 31, 2017. In the period after deconsolidation of Teekay Offshore to September 30, 2017, Teekay Offshore incurred impairment charges of $316.7 million which did not impact the equity loss recognized by Teekay as Teekay recognized its equity-accounted investment in Teekay Offshore at fair value on September 25, 2017.

(3)Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

As at December 31, 2017, Teekay Offshore's FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Ostras, the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which Teekay Offshore owns 100%, and the Itajai and the Libra FPSO units, of which Teekay Offshore owns 50%. One equity accounted FSPO unit, the Libra FPSO unit owned through Teekay Offshore's 50/50 joint venture with Ocyan, achieved first oil and commenced its 12-year charter contract in late-November 2017. The Petrojarl I FPSO unit completed its upgrades and arrived on the Atlanta field in early-January 2018 and is currently undergoing field installation and testing prior to commencing its five-year charter contract with QGEP during the second quarter of 2018.

In late-2015, Teekay Offshore received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (or Repsol), based on a termination right that was specific to the Petrojarl Varg FPSO contract. In accordance with the termination provision of the charter contract, the charterer ceased paying the capital component of the charter hire six months prior to the July 2016 redelivery date. The unit is now in lay-up in Norway.

FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to Teekay Offshore's units and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in Teekay Offshore's revenues and vessel operating expenses.

As at December 31, 2017, Teekay Offshore's shuttle tanker fleet consisted of 30 vessels that operate under fixed-rate CoAs, time charters and bareboat charters, one shuttle commenced operations under a fixed-rate CoA in the East Coast of Canada in January 2018, five shuttle tanker newbuildings (one of which was delivered in March 2018) and the HiLoad DP unit, which is currently in lay-up. Of these 37 shuttle tankers, six are owned through 50%-owned subsidiaries and three were chartered-in. The remaining vessels are owned 100% by Teekay Offshore. All of Teekay Offshore's operating shuttle tankers, with the exception of two shuttle tankers that are currently trading as conventional tankers and the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Teekay Offshore's shuttle tankers occasionally service the conventional spot tanker market. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in Teekay Offshore's vessel operating expenses.

As at December 31, 2017, Teekay Offshore's FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, for which Teekay Offshore's ownership interests range from 89% to 100%. The Randgrid completed its conversion from a shuttle tanker to an FSO unit in June 2017 and commenced operations in early-October 2017 at the Gina Krog oil and gas field located in the North Sea, under a three-year time-charter contract, which includes 12 additional one-year extension options. The Navion Saga FSO unit was sold in October 2017.

FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Teekay Offshore's revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner or Australian Dollar may result in significant decreases or increases, respectively, in Teekay Offshore's revenues and vessel operating expenses.

As at December 31, 2017, Teekay Offshore's UMS fleet consisted of one unit, the Arendal Spirit, in which Teekay Offshore owns a 100% interest. The Arendal Spirit was off-hire from mid-April 2016 until early-July 2016 due to damage suffered to the gangway of the unit. No revenue has been recognized for this unit since November 2016, for the reasons described above.

As at December 31, 2017, Teekay Offshore's towage vessel fleet consisted of nine long-distance towing and offshore installation vessels and one long-distance towing and offshore installation vessel newbuilding which was delivered in February 2018. Two of the vessels are currently in lay-up. Teekay Offshore owns a 100% interest in each of the vessels in Teekay Offshore's towage fleet. Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, FLNG and floating drill rigs.

As at December 31, 2017, Teekay Offshore's conventional tanker fleet consisted of two in-chartered conventional tankers. Both vessels are currently trading in the spot conventional tanker market.

Income from vessel operations for Teekay Offshore decreased to $147.1 million for the period up to September 25, 2017 compared to $230.9 million for the year ended December 31, 2016, primarily a result of:
FPSO Fleet

•
a decrease of $13.7 million for the nine months ended September 30, 2017 for the Petrojarl Varg due to no longer receiving the capital portion of the charter hire for the Petrojarl Varg FPSO since February 1, 2016 and the unit being in lay-up since August 1, 2016 subsequent to the termination of the charter contract by Repsol and net revenue received for offshore field studies in 2016;

•	a decrease of $4.2 million for the nine months ended September 30, 2017 for the Voyageur Spirit FPSO primarily due to a decrease in incentive compensation;

•	a decrease of $2.6 million for the nine months ended September 30, 2017 for the Piranema Spirit primarily due to the timing of repair and maintenance costs; and

•
a decrease of $1.0 million for the nine months ended September 30, 2017 for the Petrojarl I FPSO primarily due to higher pre-operational costs incurred as the unit continues upgrades and is undergoing installation before commencing operations during the second quarter of 2018;

partially offset by

•
an increase of $6.5 million for the nine months ended September 30, 2017 for the Petrojarl Knarr FPSO primarily due to a one-time performance bonus earned during the third quarter of 2017 and crew and repair and maintenance costs in 2016 relating to the unit preparing for its final performance test, which was completed during the third quarter of 2016; and

•	an increase of $4.2 million for the nine months ended September 30, 2017 for the Petrojarl Varg primarily due to lower costs from the unit being in lay-up since August 1, 2016.
Shuttle Tanker Fleet

•
an increase of $11.3 million for the nine months ended September 30, 2017 due to an increase in project revenues, mainly due to providing offloading services to Statoil for the Gina Krog field as an interim measure pending the start-up of the recently converted Randgrid FSO unit in October 2017;

•
an increase of $9.2 million for the nine months ended September 30, 2017 primarily due to an increase in revenues in Teekay Offshore's CoA fleet mainly due to higher fleet utilization and higher average rates; and

•	an increase of $2.7 million for the nine months ended September 30, 2017, due to cost savings as a result of the sale of one vessel in November 2016;
partially offset by

•	a decrease of $13.1 million for the nine months ended September 30, 2017 due to the in-chartering of one vessel from September 2016.
FSO Fleet

•
a decrease of $10.3 million for the nine months ended September 30, 2017 due to the redelivery to Teekay Offshore of the Navion Saga in October 2016 and the write-down of the Falcon Spirit as a result of a decrease in the estimated residual value of the unit.

UMS Fleet

•
an increase of $11.4 million for the nine months ended September 30, 2017 primarily due to the termination of the Arendal Spirit UMS charter contract in April 2017, partially offset by the write-down relating to the cancellation of two UMS newbuilding contracts in June 2016.

Towage Fleet

•
a decrease of $8.8 million for the nine months ended September 30, 2017 mainly due to lower utilization for the towage fleet as a result of lower demand in the offshore market, and increased costs associated with the delivery of the ALP Striker and ALP Defender in September 2016 and June 2017, respectively, partially offset by an increase in the owned and chartered-in fleet size.

Conventional Tanker Fleet

•
a decrease of $7.6 million for the nine months ended September 30, 2017 primarily due to a $4.0 million termination fee received from Teekay Parent for the early termination of the time-charter-out contract of the Kilimanjaro Spirit in March 2016, and the in-chartering of the Blue Pride and the Blue Power conventional tankers from March 2016, partially offset by lower costs as a result of the sale of two conventional tankers in March 2016.

General and Administrative Expenses

•
General and administrative expenses increased by $4.4 million for the nine months ended September 30, 2017 mainly due to costs associated with the Brookfield Transaction and higher business development fees relating to its FPSO segment, partially offset by lower management fees relating to the FPSO and shuttle tanker segments primarily from its cost saving initiatives and lower expenses as a result of the redelivery and lay-up of the Petrojarl Varg FPSO unit in August 2016.

Impact of Deconsolidation of Teekay Offshore

•
a decrease of $59.1 million in 2017, including $56.5 million of income from vessel operations of Teekay Offshore for the fourth quarter of 2016 and $2.6 million of income from vessel operations of Teekay Offshore for the five days subsequent to its deconsolidation on September 25, 2017, of which our 14% share was recognized in equity loss, and which is not included in the above results (please read "Item 18 - Financial Statements: Note 3 - Deconsolidation of Teekay Offshore"). The Company recognized an equity loss of $2.5 million from September 25, 2017 to December 31, 2017.

Other Consolidated Operating Results
The following table compares our other consolidated operating results for 2017 and 2016:

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2017	2016	% Change
Interest expense	(268,400)	(282,966)	(5.1)
Interest income	6,290	4,821	30.5
Realized and unrealized loss on non-designated derivative instruments	(38,854)	(35,091)	10.7
Foreign exchange loss	(26,463)	(6,548)	304.1
Loss on deconsolidation of Teekay Offshore	(104,788)	—	100.0
Other loss	(53,981)	(39,013)	38.4
Income tax expense	(12,232)	(24,468)	(50.0)

Interest expense. Interest expense decreased to $268.4 million in 2017, compared to $283.0 million in 2016, primarily due to:

•	a decrease of $5.2 million primarily due to a termination fee and write-off in 2016 of deferred loan costs due to the cancellation of a portion of Teekay Parent's equity margin loan in 2016;

•
a decrease of $4.8 million due to interest expense incurred relating to costs associated with the delay in the delivery of a UMS newbuilding in the first and second quarters of 2016 up until its construction contract cancellation by subsidiaries of Teekay Offshore in late-June 2016;

•
a decrease of $4.1 million due to increases in capitalized interest relating to additional advances and capital contributions to the Yamal LNG Joint Venture and Bahrain LNG Joint Venture for newbuilding installments and construction costs;

•	a decrease of $3.0 million due to decreases in Teekay Offshore's average debt balance;

•	a decrease of $1.5 million due to the repayment of the bridge loan relating to the Shoshone Spirit upon its sale by Teekay Parent in 2016; and

•	a decrease of $0.9 million due to the partial repayment of Teekay Parent's revolving credit facility in 2017;
partially offset by

•
an increase of $16.3 million primarily relating to interest incurred on the obligations related to capital leases for the Creole Spirit, Oak Spirit, Torben Spirit, Murex, and Macoma commencing upon their deliveries in 2016 and 2017;

•	an increase of $7.9 million due to an increase in the weighted-average interest rates on Teekay Offshore's long-term debt;

•
an increase of $4.6 million as a result of Teekay LNG's issuances of NOK bonds in October 2016 and January 2017, net of NOK bond repurchases in October 2016 and the maturity of certain of the NOK bonds in May 2017;

•
an increase of $4.1 million as a result of interest expense accretion on the Pan Union Joint Venture crew training and site supervision obligation, and higher LIBOR rates net of debt principal repayments;

•
an increase of $2.3 million due to the ineffective portion of the unrealized loss, and the reclassification of the realized loss from accumulated other comprehensive loss to interest expense, on interest rate swaps designated as cash flow hedges relating to Teekay Offshore's towage segment; and

•
an increase of $1.5 million primarily due to additional interest incurred related to the sale and leaseback of four Suezmax tankers and the completion of the TIL merger in November 2017, partially offset by higher expenses incurred in 2016 due to the refinancing of Teekay Tanker's debt facilities in the first quarter of 2016.

On September 25, 2017, we deconsolidated Teekay Offshore (please read "Item 18 - Financial Statements: Note 3 - Deconsolidation of Teekay Offshore"). As a result, consolidated interest expense decreased by $30.0 million for the year ended December 31, 2017, compared to the same period of the prior year.

Realized and unrealized (losses) gains on non-designated derivative instruments. Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. Net realized and unrealized losses on non-designated derivatives were $38.9 million for 2017, compared to $35.1 million for 2016, as detailed in the table below:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Realized (losses) gains relating to:
Interest rate swap agreements	(53,921)	(87,320)
Interest rate swap agreement terminations	(610)	(8,140)
Foreign currency forward contracts	667	(11,186)
Time charter swap agreement	1,106	2,154
Forward freight agreements	270	—
	(52,488)	(104,492)
Unrealized gains (losses) relating to:
Interest rate swap agreements	17,005	62,446
Foreign currency forward contracts	3,925	15,833
Stock purchase warrants	(6,421)	(9,753)
Time charter swap agreement	(875)	875
	13,634	69,401
Total realized and unrealized losses on derivative instruments	(38,854)	(35,091)

The realized losses relate to amounts we actually realized for settlements related to these derivative instruments in normal course, and amounts paid to terminate interest rate swap agreement terminations.

During 2017 and 2016, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $2.6 billion and $3.3 billion, respectively, with average fixed rates of approximately 3.1% and 3.4%. The decrease in the notional amounts is mainly due to the deconsolidation of Teekay Offshore, which had interest rate swaps with aggregate average notional amount of $1.8 billion. Short-term variable benchmark interest rates during these periods were generally less than 2.0% and, as such, we incurred realized losses of $53.9 million and $87.3 million during 2017 and 2016, respectively, under the interest rate swap agreements. We also incurred realized losses of $0.6 million during 2017, compared to losses of $8.1 million during 2016, from the termination of interest rate swaps.

We recognized realized gains of $0.7 million in 2017, compared to realized losses of $11.2 million in 2016 under the foreign currency forward contracts.

We recognized realized gains on a time charter swap agreement of $1.1 million in 2017 and $2.2 million in 2016. The time-charter swap agreement ended on April 30, 2017.

Primarily as a result of significant changes in long-term benchmark interest rates during 2017 and 2016, we recognized unrealized gains of $17.0 million for 2017 compared to $62.4 million for 2016 under the interest rate swap agreements. We recognized unrealized gains of $3.9 million for 2017 compared to unrealized losses of $15.8 million for 2016 under the foreign currency forward contracts.

As at December 31, 2017, Teekay held 14.5 million Brookfield Transaction Warrants. Please read “Item 18 - Financial Statements: Note 3 – Deconsolidation of Teekay Offshore". The fair value of the Brookfield Transaction Warrants was $29.4 million as at December 31, 2017. We recognized $5.2 million of unrealized losses on these warrants in 2017. Please read “Item 18 Financial Statements: Note 15 — Derivative Instruments and Hedging Activities.”

As of December 31, 2017, Teekay held 1,755,000 Teekay Offshore stock purchase warrants with an exercise price of $4.55, which have a seven-year term and are exercisable any time after six months following their issuance date. The fair value of these warrants was $1.3 million as at December 31, 2017. We recognized $0.6 million of unrealized losses on these warrants. Please read “Item 18 - Financial Statements: Note 15 — Derivative Instruments and Hedging Activities.”

In January 2014, we and Teekay Tankers received TIL stock purchase warrants which entitled us and Teekay Tankers to purchase up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. On May 31, 2017, TIL entered into a definitive agreement to merge with Teekay Tankers (Please read “Item 18 - Financial Statements: Note 4 – Investments”). Following the completion of the merger, TIL became a wholly-owned subsidiary of Teekay Tankers, and as a result, the stock purchase warrants are valued at $nil at December 31, 2017. We recognized $0.6 million and $9.8 million of unrealized losses on the stock purchase warrants, respectively, during 2017 and 2016. Please read “Item 18 - Financial Statements: Note 15 — Derivative Instruments and Hedging Activities.”

Foreign Exchange Loss. Foreign currency exchange losses were $26.5 million in 2017 compared to $6.5 million in 2016. Our foreign currency exchange losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized gains (losses) on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For 2017, foreign currency exchange loss includes realized losses of $18.5 million (2016—$38.6 million) and unrealized gains of $82.7 million (2016 — $75.0 million) on our cross currency swaps, realized losses on maturity and termination of NOK bonds of $25.7 million (2016 — $41.7 million) offset by the NOK bond gain, and unrealized losses of $23.3 million (2016—$6.8 million) on the revaluation of our NOK-denominated debt.

Loss on deconsolidation of Teekay Offshore. Loss on deconsolidation of Teekay Offshore was $104.8 million in 2017. Please read "Item 18 - Financial Statements: Note 3 - Deconsolidation of Teekay Offshore".

Other Loss. Other Loss was $54.0 million in 2017 compared to $39.0 million in 2016. Other loss in 2017 includes a $50.0 million increase in the tax indemnification guarantee liability related to the Teekay Nakilat capital lease (please read "Item 18 - Financial Statements: Note 16d — Commitments and Contingencies"), $4.5 million related to a settlement agreement entered into between CeFront Technology AS and certain subsidiaries of Teekay Offshore, partially offset by a gain on sale of a cost-accounted investment. Other loss in 2016 includes the recognition of an expense relating to estimated potential damages of $38.0 million as a result of the cancellation by subsidiaries of Teekay Offshore of the two UMS construction contracts, partially offset by a $14.5 million gain associated with the extinguishment of contingent liabilities relating to the UMS newbuildings and a $2.1 million gain relating to the reassessment of a contingent liability fair value associated with the Arendal Spirit UMS in 2016. Other loss in 2016 also includes a write-down of a cost-accounted investment of $19.0 million in 2016.

Income Tax Expense. Income tax expense was $12.2 million in 2017 compared to $24.5 million in 2016. This decrease in income tax expense was primarily due to valuation allowances relating to our Australian operations and Teekay Offshore in 2016, the deconsolidation of Teekay Offshore on September 25, 2017, and lower freight taxes in Teekay Tankers in 2017.
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

	Liquefied Gas Carriers		Conventional Tankers		Teekay LNG Total
(in thousands of U.S. dollars, except calendar-ship-days)	2016	2015	2016	2015	2016	2015
Revenues	336,530	305,056	59,914	92,935	396,444	397,991
Voyage expenses	(449)	203	(1,207)	(1,349)	(1,656)	(1,146)
Net revenues	336,081	305,259	58,707	91,586	394,788	396,845
Vessel operating expenses	(66,087)	(63,344)	(22,503)	(30,757)	(88,590)	(94,101)
Depreciation and amortization	(80,084)	(71,323)	(15,458)	(20,930)	(95,542)	(92,253)
General and administrative expenses (1)	(15,310)	(19,392)	(3,189)	(5,726)	(18,499)	(25,118)
Write-down and loss on sale of vessels	—	—	(38,976)	—	(38,976)	—
Restructuring charges	—	—	—	(4,001)	—	(4,001)
Income (loss) from vessel operations	174,600	151,200	(21,419)	30,172	153,181	181,372
Equity income	62,307	84,171	—	—	62,307	84,171
Calendar-Ship-Days (2)
Liquefied Gas Carriers	7,440	6,935	—	—	7,440	6,935
Conventional Tankers	—	—	2,439	2,920	2,439	2,920

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to consolidated vessels.
Teekay LNG – Liquefied Gas Carriers
As at December 31, 2016, Teekay LNG’s liquefied gas fleet, including newbuildings, included 50 LNG carriers and 29 LPG/Multigas carriers, in which its interests ranged from 20% to 100%. The number of calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 7,440 days in 2016 from 6,935 days in 2015, as a result of the deliveries to Teekay LNG of the Creole Spirit and Oak Spirit in February 2016 and July 2016, respectively. During 2016, one of Teekay LNG's consolidated vessels in this segment was off-hire for a scheduled in-water survey, the Creole Spirit was off-hire for 32 days for repairs covered under warranty, and the Creole Spirit and Oak Spirit's time-charter contracts commenced in February 2016 and August 2016, respectively, compared to one consolidated vessel in this segment being off-hire for 47 days in 2015. As a result, Teekay LNG's liquefied gas fleet utilization decreased to 99.1% in 2016, compared to 99.3% in 2015.

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

•	a decrease of $2.8 million due to lower revenues earned by the Toledo Spirit in 2016 relating to a profit sharing agreement between Teekay LNG and CEPSA;
partially offset by

•	an increase of $2.5 million due to lower general and administrative expenses relating primarily to a reduced amount of business development activities in 2016.

Teekay Tankers
Operating Results – Teekay Tankers
The following table compares Teekay Tankers’ operating results and number of calendar-ship-days for its vessels for 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods.

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2016	2015
Revenues	550,543	524,834
Voyage expenses	(53,604)	(18,477)
Net revenues	496,939	506,357
Vessel operating expenses	(182,598)	(130,774)
Time-charter hire expense	(59,647)	(77,799)
Depreciation and amortization	(104,149)	(71,428)
General and administrative expenses	(33,199)	(29,743)
Asset impairments	(20,462)	—
(Loss) gain on sale of vessels	(132)	771
Restructuring charges	—	(6,795)
Income from vessel operations	96,752	190,589
Equity income	7,680	11,528
Calendar-Ship-Days (1)
Conventional Tankers	19,303	16,636

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.
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

Income from vessel operations decreased to $96.8 million in 2016 compared to $190.6 million in 2015, primarily as a result of:

•	a decrease of $99.8 million due to lower average realized rates earned by Suezmax, Aframax, LR2 and MR tankers trading in the spot tanker market in 2016 compared to 2015;

•	a decrease of $20.5 million due to write-downs of two MR product tankers and two Suezmax tankers to their respective sales prices in 2016;

•	a decrease of $6.0 million due to increases in amortization of dry-docking costs during 2016 resulting from high dry-docking activity during the second half of 2015; and

•	a decrease of $3.6 million due to in-process revenue contract amortization that was recognized in revenue in late 2015 and fully amortized in the first quarter of 2016;
partially offset by

•	an increase of $15.8 million due to increased revenue days during 2016 due to fewer net off-hire days in 2016 and an additional revenue day as 2016 is a leap year;

•	an increase of $9.6 million due to higher rates earned from out-chartered Aframax tankers during 2016;

•	an increase of $4.4 million due to higher commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs and bunker rebates;

•	a net increase of $4.4 million due to results from the ship-to-ship transfer business which Teekay Tankers acquired during the third quarter of 2015; and

•	a net increase of $3.8 million due to lower pool management fees, commissions, off-hire bunker and other expenses in 2016 compared to 2015, due primarily to lower average TCE rates.

Equity income decreased to $7.7 million in 2016 from $11.5 million for 2015 primarily due to:

•
a decrease of $3.8 million due to lower equity earnings from TIL resulting from overall lower realized average spot rates earned in 2016 compared to 2015, partially offset by an increase resulting from our increased ownership interest in TIL to 11.3% in 2016 as compared to 10.2% in 2015; and

•	a decrease of $1.2 million due to the winding down of operations of the Gemini Tankers L.L.C. joint venture in 2015;

partially offset by

•
an increase of $1.1 million due to higher equity earnings from our High-Q Investment Ltd (or High-Q) joint venture primarily resulting from profit share recognized in the second quarter of 2016 as VLCC rates averaged above certain thresholds, triggering a profit sharing with the customer.

Teekay Parent
Operating Results – Teekay Parent
The following table compares Teekay Parent’s operating results and number of calendar-ship-days for its vessels for 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods.

	Offshore Production		Conventional Tankers		Other and Corporate G&A		Teekay Parent Total
(in thousands of U.S. dollars, except calendar-ship-days)	2016	2015	2016	2015	2016	2015	2016	2015
Revenues	231,435	277,842	32,967	65,777	76,111	75,547	340,513	419,166
Voyage expenses	(269)	(36)	(287)	(763)	(2,879)	(808)	(3,435)	(1,607)
Net revenues	231,166	277,806	32,680	65,014	73,232	74,739	337,078	417,559
Vessel operating expenses	(159,084)	(200,338)	(10,468)	(16,051)	(26,576)	(24,294)	(196,128)	(240,683)
Time-charter hire expense	(33,366)	(29,978)	(23,166)	(38,991)	(48,452)	(44,448)	(104,984)	(113,417)
Depreciation and amortization	(70,855)	(69,508)	(1,717)	(2,852)	449	451	(72,123)	(71,909)
General and administrative expenses (1)	(14,099)	(17,261)	(809)	(2,136)	(10,707)	1,221	(25,615)	(18,176)
Net loss on sale of vessels and equipment	(110)	(948)	(12,487)	—	—	—	(12,597)	(948)
Restructuring charges	(1,962)	—	—	—	(20,165)	(2,654)	(22,127)	(2,654)
(Loss) income from vessel operations	(48,310)	(40,227)	(15,967)	4,984	(32,219)	5,015	(96,496)	(30,228)
Equity (loss) income	(575)	(12,196)	132	12,797	(1,838)	(1,101)	(2,281)	(500)
Calendar-Ship-Days (2)
FPSO Units	1,098	1,095	—	—	—	—	1,098	1,095
Conventional Tankers	—	—	1,278	2,516	—	—	1,278	2,516
Gas carriers	—	—	—	—	732	730	732	730
FSO Units	366	365	—	—	732	730	1,098	1,095
Shuttle Tankers	732	730	—	—	—	—	732	730
Bunker Barges	—	—	—	—	672	200	672	200

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

The Hummingbird Spirit FPSO charter contract includes an incentive compensation component based on the oil price. In addition, the Petrojarl Foinaven FPSO unit’s charter contract includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. The decline in the price of oil has negatively impacted our incentive compensation under these contracts.

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
Teekay Parent – Conventional Tankers
As at December 31, 2016, Teekay Parent chartered-in two conventional tankers from third parties. The average fleet size (including in-chartered vessels), as measured by calendar-ship-days, decreased in 2016 compared with 2015 due to the sale of one VLCC, redeliveries of three Aframax in-chartered vessels to Teekay Offshore and one Aframax in-chartered vessel to Teekay Tankers. The collective impact from the noted fleet changes are referred to below as the Net Fleet Reductions.

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

partially offset by

•	a decrease in loss of $9.4 million primarily due to earnings generated on technical, crew and commercial management services provided for an increased fleet size in 2016; and

•
a decrease in loss of $5.4 million primarily due to lower restructuring charges relating to the reorganization of our marine operations and corporate services in 2015, and lower general and administrative expenses as a result of cost saving initiatives in 2016.

Equity loss was $2.3 million in 2016 compared to $0.5 million in 2015, primarily due to lower equity earnings from Petrotrans Holdings as a result of the gain on the sale of TMS from the joint venture to Teekay Tankers in 2015, and lower equity earnings from TIL resulting from lower realized average spot rates in 2016, partially offset by higher equity earnings due to a deferred tax asset write-down and unrealized foreign exchange losses relating to Teekay Parent’s 43% investment in Sevan in 2015.
Teekay Offshore
Operating Results – Teekay Offshore
The following table compares Teekay Offshore’s operating results and number of calendar-ship-days for its vessels for 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods.

	Year ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2016	2015
Revenues	1,152,390	1,229,413
Voyage expenses	(80,750)	(98,006)
Net revenues	1,071,640	1,131,407
Vessel operating expenses	(364,441)	(378,480)
Time-charter hire expense	(75,485)	(51,750)
Depreciation and amortization	(300,011)	(274,599)
General and administrative expenses	(56,122)	(72,613)
Asset impairments and gain on sale of vessels	(40,079)	(69,998)
Restructuring charges	(4,649)	(568)
Income from vessel operations	230,853	283,399
Equity income	17,933	7,672
Calendar-Ship-Days (1)
FPSO units	2,196	2,122
Shuttle Tankers	11,913	12,319
FSO units	2,562	2,395
UMS	366	318
Towage vessels	2,307	1,606
Conventional Tankers	732	1,432

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

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

As at December 31, 2016, the shuttle tanker fleet consisted of 30 vessels that operate under fixed-rate CoAs, time charters and bareboat charters, three shuttle tanker newbuildings and the HiLoad DP unit. Of these 34 shuttle tankers, six are owned through 50% owned subsidiaries and three were chartered-in. The remaining vessels were owned 100% by Teekay Offshore. In November 2016, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Europa. In January 2016, Teekay Offshore sold a 1992-built shuttle tanker, the Navion Torinita, which was in lay-up and classified as held for sale on Teekay's consolidated balance sheet as of December 31, 2015. In July 2016, Teekay Offshore agreed to in-charter a shuttle tanker, the Grena Knutsen, on a three-year charter contract for its North Sea fleet commencing in September 2016. All of Teekay Offshore's operating shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Teekay Offshore's shuttle tankers occasionally service the conventional spot tanker market. Teekay Offshore commenced the FSO conversion of the Randgrid shuttle tanker during the second quarter of 2015. During the first quarter of 2015, Teekay Offshore sold the Navion Svenita shuttle tanker. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in vessel operating expenses.

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

As at December 31, 2016, Teekay Offshore’s towage vessel fleet consisted of seven long-distance towing and offshore installation vessels and three long-distance towing and offshore installation vessel newbuildings. Teekay Offshore owns a 100% interest in each of the vessels in its towage fleet. Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs.

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

•	a decrease of $3.7 million due to higher depreciation expense related to the acquisition of the six towing and offshore installation vessels during 2015.

Conventional Tanker Fleet

•	a net decrease of $10.7 million in 2016 due to the sale of the Kilimanjaro Spirit and Fuji Spirit in March 2016, and the subsequent in-chartering of the Blue Power and Blue Pride; and

•	a decrease of $5.4 million for 2016 due to the sale of the Explorer Spirit and Navigator Spirit in December 2015.

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

•
an increase of $12.1 million relating to interest incurred on the obligations related to capital leases for the Creole Spirit and Oak Spirit commencing upon their deliveries in February 2016 and July 2016, respectively;

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

LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Teekay Corporation Consolidated
Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. We use certain of our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $1.7 billion, which mostly relates to Teekay LNG's remaining capital expenditure commitments. We are in the process of seeking to obtain additional debt financing from various sources for Teekay LNG's remaining capital commitments relating to its portion of newbuildings on order as at December 31, 2017. As at December 31, 2017, Teekay Corporation’s total consolidated cash and cash equivalents was $445.5 million, compared to $568.0 million at December 31, 2016. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $906.9 million as at December 31, 2017, compared to $1.0 billion as at December 31, 2016. Teekay Corporation's total consolidated liquidity as at December 31, 2017 excludes Teekay Offshore as a result of its deconsolidation on September 25, 2017.

The completion of the Brookfield Transaction on September 25, 2017 improved Teekay Parent’s current liquidity and our estimate of Teekay Parent’s future liquidity. As part of the transaction, Teekay Parent received approximately $140 million in cash on a net basis, which included the $140 million of cash proceeds from the sale of the $200 million Teekay Offshore promissory note to Brookfield, the $25.7 million, including accrued and unpaid distributions, received from Teekay Offshore from its repurchase of the Series D preferred units and the $4 million received from the sale of 49% of the general partner of Teekay Offshore, partially offset by an investment of $30 million in additional common units and warrants of Teekay Offshore. We used $110 million of these proceeds to pay down our equity margin revolving credit facility and the balance for general corporate purposes.

We expect these transactions will have a positive impact on the amount of cash available to Teekay Parent on a quarterly basis going forward due to a reduction in borrowing costs on the equity margin revolving credit facility and as the interest on the $200 million Teekay Offshore promissory note and the distributions on the Series D preferred units were previously being paid in common units of Teekay Offshore, rather than cash. In addition, while Teekay Offshore concurrently reduced its quarterly common unit distribution from $0.11 to $0.01 upon completion of the Brookfield Transaction, such reduction did not have a material impact to Teekay Parent’s quarterly cash flow as the common unit distributions to Teekay were previously being paid in common units of Teekay Offshore rather than cash. Furthermore, as part of the Brookfield Transaction, certain financial institutions providing loans and interest rate swaps to Teekay Offshore, eliminated the financial guarantee and security package previously provided by Teekay Parent, thus eliminating a potential risk to Teekay Parent’s liquidity position.

Since early 2016, Teekay Parent and the Daughter Entities have been executing on a series of financing initiatives intended to contribute to the funding of our upcoming capital expenditures and debt maturities, which are explained in the Teekay Parent and Daughter Entity sections that follow.

Our revolving credit facilities and term loans are described in "Item 18 – Financial Statements: Note 8 — Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at December 31, 2017, these vessel market value to loan ratios ranged from 118.5% to 243.2% compared to their minimum required ratios of 105% to 135%. The vessel values used in these ratios are the appraised values prepared by us based on second hand sale and purchase market data. Certain loan agreements require that a minimum level of free cash be maintained and this amount was $100.0 million as at December 31, 2017 and $50 million as at December 31, 2016 for the Company, excluding Teekay LNG. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity of 5.0% to 7.5% of total debt for either Teekay Parent or Teekay Tankers, which as at December 31, 2017 such amounts were $46.0 million and $55.1 million, respectively. In addition, certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth and liquidity, and not exceed a maximum level of financial leverage. As at December 31, 2017, we were in compliance with all covenants under our credit facilities and other long-term debt.

The aggregate annual long-term debt principal repayments, excluding capital lease payments, required to be made by us (excluding Teekay Offshore) subsequent to December 31, 2017, including the impact of the revolving credit facility refinancing completed by Teekay LNG in February 2018, are $0.8 billion (2018), $0.2 billion (2019), $1.1 billion (2020), $0.7 billion (2021), $0.3 billion (2022) and $0.3 billion (thereafter).

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

Teekay Parent

Teekay Parent primarily owns an equity ownership interest in its Daughter Entities and three FPSO units, provides management services to its Daughter Entities and third-parties, and in-charters a small number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, debt servicing costs, dividends on its shares of common stock and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Daughter Entities and other investments, its undrawn credit facilities and proceeds from the sale of vessels to external parties (and in the past, Teekay LNG, Teekay Tankers and Teekay Offshore). As at December 31, 2017, Teekay Parent’s total cash and cash equivalents was $129.8 million, compared to $146.4 million at December 31, 2016. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $313.2 million as at December 31, 2017, compared to $279.5 million as at December 31, 2016.

In December 2017 and January 2018, Teekay Parent sold an aggregate of 4.0 million shares of common stock as part of a continuous offering program, generating gross proceeds of $36.9 million, of which $25.7 million was received as of December 31, 2017. Teekay Parent currently has the ability to sell additional shares of common stock having an aggregate offering amount of up to $3.4 million under its existing continuous offering program.

In January 2018, Teekay Parent completed a private offering of $125 million of aggregate principal amount of 5% Convertible Senior Notes due 2023 (Convertible Notes), raising net proceeds of approximately $120.9 million. The Convertible Notes will be convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The conversion rate is subject to customary adjustments for, among other things, payments of dividends by Teekay Parent beyond the current quarterly rate of $0.055 per share of common stock, other distributions of Teekay Parent’s common stock, other securities, assets or rights to Teekay Parent’s shareholders or a Teekay Parent tender or exchange offer. In addition, following certain corporate events that occur prior to the maturity date of the Convertible Notes or following any notice of optional redemption given by Teekay Parent, Teekay Parent will, under certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or for Convertible Notes that are surrendered for conversion following such notice of redemption.

Concurrently with the offering of Convertible Notes in January 2018, Teekay Parent completed a public offering through the issuance of 10.0 million common shares priced at $9.75 per share, raising net proceeds of approximately $93.0 million.

Teekay’s equity margin revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay. In June 2016, Teekay amended the facility by reducing its aggregate potential borrowings from $300 million to $150 million, extending its maturity date from January 2018 to December 2018 and amending the formula which further limits the amount available to borrow based on the value of the common units of Teekay Offshore and Teekay LNG and the shares of Class A common stock of Teekay Tankers which are pledged as collateral. The amendment resulted in an increase in the loan-to-value ratio which increased the availability under the facility from approximately $34 million to $150 million. In April 2017, Teekay further amended the facility by increasing the aggregate potential borrowings from $150 million to $200 million. As of December 31, 2017, Teekay Parent did not have any amounts drawn on this facility, and $183.4 million available to be drawn based on the value of the collateral.

We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, and after considering initiatives described below that are planned by the Controlled Daughter Entities, will be sufficient to meet its existing liquidity needs for at least the next 12 months. In the future, we believe we will need to pursue additional debt financings and asset sales in order to refinance our bond maturity in January 2020. We are considering, subject to market conditions, among other factors, appropriate debt instruments and asset sales to refinance this bond maturity.
Teekay LNG
Teekay LNG's business model is primarily to employ its vessels on fixed-rate contracts, mainly with large energy companies and their transportation subsidiaries. Teekay LNG's primary liquidity needs for 2018 through 2019 include payment of its quarterly distributions, including payments of distributions on its common units and Series A and Series B Preferred Units, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term debt, bank debt maturities, committed capital expenditures and the funding of general working capital requirements. Teekay LNG anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, proceeds from debt and capital lease financings, proceeds from equity offerings, and dividends that it expects to receive from its equity-accounted joint ventures. For 2018 through 2019, Teekay LNG expects that its existing liquidity, combined with the cash flow Teekay LNG expects to generate from its operations and receive as dividends from its equity-accounted joint ventures, will be sufficient to finance a portion of its liquidity needs, including the equity portion of its committed capital expenditures.

Teekay LNG's remaining liquidity needs include the requirement to secure financing for an adequate portion of its committed capital expenditures, to refinance its loan facilities maturing in 2018 and 2019, to repay or refinance its NOK-denominated bonds due in 2018 and, possibly, to fund the potential tax exposure relating to the lease arrangements that the Teekay Nakilat Joint Venture had previously entered into (please read "Item 18 - Financial Statements: Note 16d — Commitments and Contingencies"). Teekay LNG already has committed debt financing in place for the following vessels and projects: all three of Teekay LNG's wholly-owned LNG carriers under construction (of which one was delivered to Teekay LNG in February 2018) that will be chartered to a wholly-owned subsidiary of Shell; its wholly-owned LNG carrier under conversion to a FSU for the Bahrain LNG Joint Venture; its wholly-owned LNG carrier newbuilding to be chartered on a 13-year charter contract with BP; the three vessels under construction in the Pan Union Joint Venture, of which one was delivered in January 2018; two of the three LPG carrier newbuildings in the Exmar LPG Joint Venture of which one was delivered in March 2018; the six LNG carriers under construction for the Yamal LNG Joint Venture, of which one was delivered in January 2018; and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain. Teekay LNG is in the process of securing debt financing for one wholly-owned LNG carrier under construction which delivers in 2019, one LPG carrier newbuilding in the Exmar LPG Joint Venture which delivers in 2018, and for the other requirements described above.

Teekay LNG's annual liquidity needs beyond 2018 are currently expected to decline compared to 2018, as a majority of its capital expenditure commitments relate to 2018. Teekay LNG's ability to continue to expand the size of its fleet over the long-term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as its ability to raise debt or equity financing through public or private offerings.

As at December 31, 2017, Teekay LNG's consolidated cash and cash equivalents were $244.2 million, compared to $126.1 million at December 31, 2016. Teekay LNG's total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $433.6 million as at December 31, 2017, compared to $369.8 million as at December 31, 2016. The increase in total consolidated liquidity was primarily due to proceeds from Teekay LNG's NOK bond issuance in January 2017, proceeds from Teekay LNG's sale-leaseback transactions completed during 2017, the issuance of Teekay LNG's Series B Preferred Units in October 2017, and dividends and return of capital received from Teekay LNG's equity-accounted joint ventures. These cash proceeds were partially offset by the repayment of NOK bonds in May 2017; funding of Teekay LNG's committed projects, including advances and capital contributions in the Bahrain LNG Joint Venture, Yamal LNG Joint Venture and the Pan Union Joint Venture; and an equity contribution into the Teekay LNG-Marubeni Joint Venture upon completion of its debt refinancing in 2017.

As at December 31, 2017, Teekay LNG had a working capital deficit of $484.6 million, which is primarily the result of: an aggregate amount of $236.9 million of Teekay LNG's credit facilities being classified as current portion of long-term debt due to their maturity dates in mid-2018; $109.7 million of Teekay LNG's NOK bonds being classified as current due to their maturity dates in September 2018; and $49.9 million of current obligations related to capital leases relating to two Suezmax tankers, under which the owner has the option to require Teekay LNG to purchase the vessels. In February 2018, the owner sold the first vessel to a third party and concurrently terminated the charter contract with Teekay LNG. Similarly, Teekay LNG believes that the owner will not exercise its options to require Teekay LNG to purchase the second vessel, but rather Teekay LNG expects that the owner will cancel the charter contract relating to the second vessel when the cancellation right is first exercisable in August 2018 and sell the second vessel to a third party, upon which the remaining lease obligations would be extinguished without any expected cash flow impact directly relating to such extinguishment. Teekay LNG expects to manage its working capital deficit primarily with net operating cash flow and dividends from its equity-accounted joint ventures, potential bond or equity issuances such as its recent issuance of its preferred units in 2017, debt refinancings, sale-leaseback financings, and, to a lesser extent, existing undrawn revolving credit facilities. Teekay LNG does not have control over the operations, nor does it have any legal claim to the revenue and expenses of its equity-accounted investments; consequently, the cash flow generated by Teekay LNG’s equity-accounted investments may not be available for use by Teekay LNG in the period generated.

Teekay LNG believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash including cash from operations and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.
Teekay Tankers
Teekay Tankers' primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at December 31, 2017, Teekay Tankers' total cash and cash equivalents were $71.4 million, compared to $94.2 million at December 31, 2016. Teekay Tankers' cash balance at December 31, 2017 decreased primarily as a result of repayments of its long-term debt and dividends paid on its shares of common stock, which were partially offset by cash flow from its operations, proceeds received from the sales of the two Suezmax tankers and three Aframax tankers, net proceeds received from the sale and leaseback of four Suezmax tankers, cash acquired in the TIL merger and proceeds Teekay Tankers received from the sale of its common stock through the continuous offering program and a private placement to Teekay.

Teekay Tankers' total liquidity, including cash and undrawn credit facilities, was $160.0 million as at December 31, 2017, compared to $102.4 million as at December 31, 2016. Teekay Tankers' 2017 liquidity increased, in part, as a result of the TIL merger. Teekay Tankers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, refinancing existing loans, and proceeds of new financings or equity issuances, which Teekay Tankers believes will be sufficient to meet its existing liquidity needs for at least the next 12 months; however, such financing may not be available on acceptable terms, if at all.

Teekay Tankers' short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock, scheduled repayments and prepayments of long-term debt and obligations related to capital leases, as well as funding its other working capital requirements. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus impact Teekay Tankers' ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Commencing with the dividend paid in the first quarter of 2016, Teekay Tankers adopted a dividend policy under which quarterly dividends are expected to range from 30% to 50% of its quarterly adjusted net income, subject to the discretion of Teekay Tankers' Board of Directors, with a minimum quarterly dividend of $0.03 per share under its current dividend policy, which is subject to change. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of Teekay Tankers' financial results. Specific items affecting net income include foreign exchange gain or losses, unrealized gains or losses on derivative instruments, gain or losses on sales of vessels and debt issuance costs which were written off in connection with the refinancing of Teekay Tankers' debt facilities.

Teekay Tankers' long-term capital needs are primarily for capital expenditures and debt repayment. Generally, Teekay Tankers expects that its long-term sources of funds will primarily be cash balances, cash flow from operations, long-term bank borrowings and other debt or equity financings, which may include equity issuances. Teekay Tankers expects that it will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels.

In December 2017, Teekay Tankers entered into a new $270 million revolving credit facility which is scheduled to mature in December 2022, of which $215.8 million was used to refinance two of its revolvers which Teekay Tankers assumed in the merger with TIL. As at December 31, 2017, the $270 million revolving credit facility had an outstanding balance of $220.0 million and $50.0 million available to be drawn.

In November 2017, Teekay Tankers completed a merger with TIL by acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of its Class A common stock for each share of TIL common stock and as a result TIL became a wholly-owned subsidiary. As consideration for the merger, Teekay Tankers issued 88,977,544 Class A common shares to the TIL shareholders, including 8,250,000 shares to Teekay. The transaction increased Teekay Tankers' liquidity by $93.8 million based on TIL's cash balances and amounts available to be drawn on the TIL revolving credit facilities at the time of the merger.

In July 2017, Teekay Tankers completed a $153 million sale-leaseback financing transaction relating to four of its Suezmax tankers. The transaction was structured as a 12-year bareboat charter at an average rate of approximately $11,100 per day, with purchase options for all four vessels throughout the lease term beginning in July 2020. Teekay Tankers used the proceeds from this transaction to repay a portion of one of its corporate revolving credit facilities.

In June, September and November 2017, Teekay Tankers completed the sales of three Aframax tankers for an aggregate sales price of $20.2 million. Teekay Tankers used the proceeds from these sales to repay a portion of one of its corporate revolving credit facilities. In January and March 2017, Teekay Tankers completed the sales of two Suezmax tankers for an aggregate sales price of $32.6 million. Teekay Tankers used the proceeds from these sales to repay a portion of one of its corporate revolving credit facilities.

Teekay Tankers believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other expected sources of cash including cash from operations and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.
Teekay Offshore
As of September 25, 2017, as a result of the Brookfield Transaction, Teekay deconsolidated Teekay Offshore. Teekay retains ownership of approximately 14% of Teekay Offshore's outstanding common units and a 51% interest in Teekay Offshore's general partner, but no longer has in place any financial guarantees with respect to Teekay Offshore's long-term debt and interest rate swap and cross currency swap agreements. As at December 31, 2017, Teekay has recorded $65.6 million in net advances to Teekay Offshore, of which $50.0 million was repaid in January 2018.

On March 31, 2018, Teekay Offshore entered into a loan agreement for a $125.0 million senior unsecured revolving credit facility, of which up to $25.0 million is provided by Teekay Parent and up to $100.0 million is provided by Brookfield. The facility is scheduled to mature in October 2019.

Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2017	2016	2015
Net operating cash flows	513,745	620,783	775,832
Net financing cash flows	417,884	(200,662)	918,934
Net investing cash flows	(1,054,171)	(530,519)	(1,823,278)
Operating Cash Flows
Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of some of our FPSO units include incentives based on average annual oil prices, the reduction in global oil prices during recent years has negatively impacted our operating cash flows.

Net consolidated cash flow from operating activities decreased to $513.7 million for the year ended December 31, 2017, from $620.8 million for the year ended December 31, 2016. This decrease was primarily due to a $288.1 million increase in net loss mainly from operations (before depreciation, amortization, asset impairments, loss on sale of vessels, equipment and other operating assets, and the amortization of in-process revenue contracts) of our businesses. This decrease was also due to an increase of $4.9 million in dry-dock expenditures for the year ended December 31, 2017, compared to 2016. These decreases were partially offset by an increase from changes to non-cash working capital items of $68.2 million primarily due to the deconsolidation of Teekay Offshore in September 2017, a decrease in interest expense, including realized losses on interest rate swaps and cross currency swaps, of $94.5 million, a decrease in realized losses in foreign currency forward contracts and time charter swap agreements of $11.1 million and an increase in dividends from joint ventures of $12.2 million.

Net consolidated cash flow from operating activities decreased to $620.8 million for the year ended December 31, 2016, from $775.8 million for the year ended December 31, 2015. This decrease was primarily due to a $134.5 million decrease in income from vessel operations before depreciation, amortization, asset impairments and loan loss recoveries, net gain on sale of vessels, equipment and other assets and the amortization of in-process revenue contracts of our businesses, primarily as a result of lower average spot TCE rates earned by our conventional tanker fleet in 2016 compared to 2015 and the termination of time charters and resulting lay-up of the Polar Spirit and Arctic Spirit LNG carriers. We received dividends from our joint ventures of $38.1 million for the year ended December 31, 2016, compared to $106.1 million in 2015. The decreases in cash flow were partially offset by an increase in changes to non-cash working capital items of $50.6 million, and an increase in cash flow of $22.4 million from lower expenditures for dry docking. There was also an increase in interest expense of $18.2 million in 2016 compared to 2015.

For further discussion of changes in income from vessel operations before depreciation, amortization, asset impairments, net loss (gain) on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, please read “Results of Operations.”
Financing Cash Flows
The Controlled Daughter Entities hold most of our liquefied gas carriers (Teekay LNG) and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these businesses to the Daughter Entities. Historically, the Daughter Entities have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Entities raised net proceeds from issuances of new equity to the public and to third-party investors of $172.9 million for the year ended December 31, 2017, compared to $327.4 million in 2016 and $575.4 million in 2015. Teekay Parent raised net proceeds from issuances of new equity to the public and to third party investors and two entities established by our founder (including Resolute, our largest shareholder) of $25.6 million in 2017, compared to $105.5 million in 2016 and $nil in 2015. There was a decrease in restricted cash of $104.1 million in 2017, primarily due to the deconsolidation of Teekay Offshore in September 2017, compared to an increase of $49.1 million and $21.0 million in 2016 and 2015, respectively.
We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net proceeds from the issuance of long-term debt, which is the proceeds from the issuances of long-term debt, net of issuance costs and prepayments of long-term debt, was $175.1 million in 2017, $202.4 million in 2016 and $1.9 billion in 2015. Scheduled repayments decreased by $279.6 million in 2017 compared to 2016. We received proceeds of $809.9 million and $355.3 million in 2017 and 2016, respectively, from financing related to the sales and leaseback of certain vessels.

Investing Cash Flows
During 2017, we incurred capital expenditures for vessels and equipment of $1.1 billion, primarily for capitalized vessel modifications and shipyard construction installment payments relating to the Gina Krog FSO conversion, the Petrojarl I FPSO unit, the newbuilding towing and offshore installation vessels, and the LNG carrier newbuildings. We received proceeds of $73.7 million as a result of Teekay LNG's sale of the Asian Spirit and Teekay Tankers' sales of two Suezmax tankers, two Aframax tankers and one lightering support vessel during 2017. Teekay LNG contributed $183.9 million to its equity-accounted joint ventures and loans to joint ventures for the year ended December 31, 2017, primarily to fund newbuilding installments in the Yamal LNG Joint Venture and project expenditures for the Bahrain LNG project. Teekay LNG received $40.3 million and $52.0 million as returns of capital from its joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 Joint Venture) and the Yamal LNG Joint Venture, respectively, upon completion of their debt refinancings. Teekay LNG has a 40% ownership interest in the Ras Gas 3 Joint Venture and 50% ownership in the Yamal Joint Venture. Teekay incurred a net $18.0 million cash outflow as a result of the Brookfield Transaction (please read "Item 18 - Financial Statements: Note 3 - Deconsolidation of Teekay Offshore"). Teekay Tankers acquired $30.8 million of cash through its merger with TIL, net of costs.

During 2016, we incurred capital expenditures for vessels and equipment of $648.3 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Offshore incurred capitalized expenditures of $294.6 million for vessels and equipment, including conversion costs on the Gina Krog FSO conversion, upgrade costs on the Petrojarl I FPSO unit, installment payments on the newbuilding towing and offshore installation vessels, partially offset by credits received relating to the Petrojarl Knarr FPSO unit, Teekay LNG incurred capital expenditures of $345.8 million, primarily for newbuilding installment payments and shipbuilding supervision costs for its LNG carrier newbuildings, contributed $120.9 million to its equity accounted joint ventures, and received a $5.5 million repayment of a shareholder loan from the Exmar LPG Joint Venture. In addition, Teekay Offshore made a $54.9 million investment in its joint ventures and received proceeds of $69.8 million from the sale of the Navion Torinita and Navion Europa shuttle tankers and the Fuji Spirit and Kilimanjaro Spirit conventional tankers. Teekay LNG received proceeds of $94.3 million from the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016.

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

COMMITMENTS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at December 31, 2017 (excluding Teekay Offshore):

	Total	2018	2019	2020	2021	2022	Beyond 2022
	In millions of U.S. Dollars
Teekay LNG
Bond repayments (1) (2)	377.9	109.7	—	121.9	146.3	—	—
Scheduled repayments of long-term debt (1) (3)	508.6	114.0	83.9	78.8	45.1	64.8	122.0
Repayments on maturity of long-term debt (1) (3)	923.9	331.7	—	158.8	155.3	80.0	198.1
Scheduled repayments of obligations related to capital leases (4)	1,442.8	162.7	119.6	118.9	117.9	117.1	806.6
Commitments under operating leases (5)	268.7	23.8	23.9	23.9	23.9	23.9	149.3
Newbuildings installments/shipbuilding supervision (6)	1,891.0	1,125.0	566.8	199.2	—	—	—
	5,412.9	1,866.9	794.2	701.5	488.5	285.8	1,276.0
Teekay Tankers
Scheduled repayments of long-term debt (7)	435.7	103.4	105.7	131.9	72.1	22.6	—
Repayments on maturity of long-term debt (7)	527.5	63.8	—	—	330.8	132.9	—
Scheduled repayments of obligations related to capital leases (8)	148.9	7.2	7.7	8.2	8.7	9.3	107.8
Chartered-in vessels (operating leases)	29.7	11.7	8.3	8.3	1.4	—	—
	1,141.8	186.1	121.7	148.4	413.0	164.8	107.8
Teekay Parent
Bond repayments (9)	592.7	—	—	592.7		—	—
Scheduled repayments of long-term debt (9)	53.3	53.3	—	—	—	—	—
Repayments on maturity of long-term debt (9)	30.0	30.0	—	—	—	—	—
Chartered-in vessels (operating leases) (10)	248.2	57.0	54.4	49.0	53.1	20.0	14.7
Asset retirement obligation	27.1	27.1	—	—	—	—	—
	951.3	167.4	54.4	641.7	53.1	20.0	14.7
Total	7,506.0	2,220.4	970.3	1,491.6	954.6	470.6	1,398.5

(1)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2017.

(2)
Excludes expected interest payments of $18.3 million (2018), $15.5 million (2019), $12.7 million (2020) and $5.0 million (2021). Expected interest payments are based on NIBOR at December 31, 2017, plus margins that range up to 7.72%, as well as the prevailing U.S. Dollar/NOK exchange rate as of December 31, 2017. The expected interest payments do not reflect the effect of the related cross currency swaps that Teekay LNG has used as an economic hedge of its foreign exchange and interest rate exposure associated with its NOK-denominated long-term debt.

(3)
Excludes expected interest payments of $33.6 million (2018), $26.8 million (2019), $21.8 million (2020), $15.4 million (2021), $11.4 million (2022) and $28.3 million (beyond 2022). Expected interest payments give effect to the refinancing completed in November 2017 of one of Teekay LNG's revolving credit facilities and are based on LIBOR or EURIBOR at December 31, 2017, plus margins on debt that has been drawn that range up to 3.25% (variable-rate loans), as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2017. The expected interest payments do not reflect the effect of related interest rate swaps or swaptions that Teekay LNG has used as an economic hedge of certain of its variable-rate debt. The repayment amounts reflect the November 2017 refinancing.

(4)
Includes, in addition to lease payments, amounts Teekay LNG may be or is required to pay to purchase the leased vessels at the end of their respective lease terms. For two of Teekay LNG's 10 obligations related to capital leases, the lessor has the option to sell two Suezmax tankers to Teekay LNG at any time during the remaining lease terms; however, in this table Teekay LNG has assumed the lessor will not exercise its right to sell the two Suezmax tankers to it until after the lease terms expire, which is during 2018. The purchase price for any Suezmax tanker Teekay LNG is required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect Teekay LNG to satisfy any such purchase price by assuming the existing vessel financing, although it may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to its assuming the financing obligations.

(5)	Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $239.1 million under those leases from 2018 to 2029.

(6)
As of December 31, 2017, Teekay LNG has agreements for the construction of six wholly-owned LNG carrier newbuildings, of which the estimated remaining costs for these newbuildings totaled $804.5 million, including estimated interest and construction supervision fees. Teekay LNG has secured $681 million of financing related to the commitments for five of the six LNG carrier newbuildings included in the table above.

As part of the acquisition of an ownership interest in the Pan Union Joint Venture, Teekay LNG agreed to assume Shell’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund its proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and Teekay LNG's proportionate share of newbuilding installments totaled $116.6 million as of December 31, 2017. However, as part of this agreement with Shell, Teekay LNG expects to recover $3.5 million of the shipbuilding supervision and crew training costs from Shell between 2018 and 2020 and the Pan Union Joint Venture has secured financing of $87.0 million based on Teekay LNG's proportionate share of newbuilding installments as of December 31, 2017.
In July 2014, the Yamal LNG Joint Venture, in which Teekay LNG has a 50% ownership interest, entered into agreements for the construction of six LNG carrier newbuildings. As at December 31, 2017, Teekay LNG's 50% share of the estimated remaining costs for these six newbuildings totaled $781.3 million. The Yamal LNG Joint Venture has secured debt financing of $816 million related to Teekay LNG's proportionate share of the remaining newbuilding installments as of December 31, 2017.
The Bahrain LNG Joint Venture, in which Teekay LNG has a 30% ownership interest, is developing an LNG receiving and regasification terminal in Bahrain. The project will be owned and operated under a 20-year agreement commencing in early-2019 with a fully-built-up cost of approximately $960.0 million. As at December 31, 2017, Teekay LNG's 30% share of the estimated remaining costs is $134.0 million. The Bahrain LNG Joint Venture has secured debt financing of $134 million related to Teekay LNG's proportionate share of the estimated remaining construction costs as of December 31, 2017.
The table above includes Teekay LNG's proportionate share of the newbuilding costs for three LPG carrier newbuildings scheduled for delivery in 2018 in the Exmar LPG Joint Venture. As at December 31, 2017, Teekay LNG's 50% share of the estimated remaining costs for these three newbuildings totaled $54.6 million, including estimated interest and construction supervision fees. The Exmar LPG Joint Venture has secured $56 million of financing for two of three LPG carrier newbuildings.

(7)
Excludes all expected interest payments of $31.7 million (2018), $27.5 million (2019), $23.3 million (2020), $13.9 million (2021) and $3.4 million (2022). Expected interest payments are based on the existing interest rates for fixed-rate loans of 5.4% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.75% at December 31, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(8)	Excludes imputed interest payments of $9.0 million (2018), $8.5 million (2019), $8.1 million (2020), $7.5 million (2021), $7.0 million (2022) and $29.1 million (thereafter).

(9)
Excludes expected interest payments of $52.7 million (2018), $50.4 million (2019), and $25.2 million (2020). Expected interest payments are based on the existing interest rate for a fixed-rate loan at 8.5% and existing interest rates for variable-rate loans that are based on LIBOR plus margins which ranged between 3.95% and 4.0% as at December 31, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Parent uses as an economic hedge of certain of its variable rate debt.

(10)	Excludes internal time-charter-in commitments between Teekay Parent and its subsidiary, Teekay LNG.
OFF-BALANCE SHEET ARRANGEMENTS
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Our equity-accounted investments are described in “Item 18 – Financial Statements: Note 22 — Equity-Accounted Investments.”
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews our accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 18. Financial Statements: Note 1 — Summary of Significant Accounting Policies.”
Revenue Recognition
Description. We recognize revenue from voyage charters on either a load-to-discharge or discharge-to-discharge basis. Voyage revenues are recognized ratably from the beginning of when product is loaded to when it is discharged if using a load-to-discharge basis, or from when product is discharged (unloaded) at the end of the prior voyage to when it is discharged after the current voyage, if using a discharge-to-discharge basis. However, we do not begin recognizing voyage revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Judgments and Uncertainties. Whether to use the load-to-discharge basis or the discharge-to-discharge basis depends on whether the customer directs the use of the vessel throughout the period of use, pursuant to the terms of the voyage charter. This is a matter of judgement. However, we believe that if the customer has the right to direct the vessel to different load and discharge ports, among other things, a voyage charter contract contains a lease, and the lease term begins on the later of the vessel’s last discharge or inception of the voyage charter contract. As such, in this case revenue is recognized on a discharge-to-discharge basis. Otherwise, it is recognized on a load-to-discharge basis.

Effect if Actual Results Differ from Assumptions. If our assessment of whether the customer directs the use of the vessel throughout the period of use is not consistent with actual results, then the period over which voyage revenue is recognized would be different and as such our revenues could be overstated or understated for any given period by the amount of such difference.

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

Judgments and Uncertainties. The amount of loss contingencies recognized as a liability in our consolidated financial statements requires management to make significant estimates that may at times be inherently difficult to make given the uncertainties involved, including estimates of whether it is probable an asset had been impaired or a liability incurred, the amount of possible losses, the ability to recover some or all of the possible loss through insurance coverage, amongst others. Our loss contingencies are disclosed in more detail in "Item 18 - Financial Statements: Note 16d — Commitments and Contingencies".

Effect if Actual Results Differ from Assumptions. Our net (loss) income could be overstated or understated for any given period to the extent actual losses incurred, following resolution of our contingencies, are different than our prior estimates of recognized loss contingencies.
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

The following table presents, by type of vessel, the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2017. Specifically, the table below reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely that an impairment would be recognized in 2018. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

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

We would consider the vessels reflected in the following table to be at a higher risk of future impairment than our vessels not reflected in the table. The table is disaggregated for vessels which have estimated future undiscounted cash flows that are marginally or significantly greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values would not likely be impaired in the next 12 months unless they are disposed of. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimate of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of the existing charter, charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract. The recognition of an impairment in the future may be more likely for those vessels that have estimated future undiscounted cash marginally greater than their respective carrying value.

(in thousands of U.S. dollars, except number of vessels) Type of Vessel	Number of Vessels	Market Values (1) $	Carrying Values $
FPSO Unit (1)	1	179,000	195,854
Conventional Tanker Segment (2)	11	153,500	293,088
Conventional Tanker Segment (3)	28	717,076	1,222,499
Liquefied Gas Segment (3)	8	226,402	325,125

(1)
Market values are based on second-hand market comparable values or using a depreciated replacement cost approach as at December 31, 2017. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values for our FPSO units may involve considerable judgment, given the illiquidity of the second-hand market for these types of vessels.

(2)	Undiscounted cash flows for these vessels are marginally greater than their carrying values.

(3)	Undiscounted cash flows for these vessels are significantly greater than their carrying values.

Judgments and Uncertainties. Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for tankers carrying crude oil and refined product, 30 years for LPG carriers and 35 years for LNG carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for those periods of time. We consider shuttle tankers to be comprised of two components: (i) a conventional tanker (or the tanker component) and (ii) specialized shuttle equipment (or the shuttle component). We differentiate these two components on the principle that a shuttle tanker can also operate as a conventional tanker without the use of the shuttle component. The economics of this alternate use depend on the supply and demand fundamentals in the two segments. We have assessed the useful life of the tanker component as being 25 years and the shuttle component as being 20 years. FPSO units are depreciated using an estimated useful life of 20 to 25 years commencing the date the unit is installed at the oil field and is in a condition that is ready to operate. FSO units are depreciated over the estimated term of the contract. UMS are depreciated over an estimated useful life of 35 years commencing the date the unit arrives at the oil field and is in a condition that is ready to operate. Long-distance towing and offshore installation vessels are depreciated over an estimated useful life of 25 years commencing the date the vessel is delivered from the shipyard.

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

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, ongoing operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

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
Goodwill and Intangible Assets
Description. We allocate the cost of acquired businesses to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill or intangible assets. Accordingly, the allocation of the purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite-lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

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

Effect if Actual Results Differ from Assumptions. As of December 31, 2017, we had four reporting units with goodwill attributable to them. As of the date of this Annual Report, we do not believe that there is a reasonable possibility that the goodwill attributable to our four reporting units with goodwill attributable to them might be impaired within the next year. However, certain factors that impact our goodwill impairment tests are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Please read “Part I—Forward-Looking Statements.”
Valuation of Derivative Financial Instruments
Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. In addition, we have stock purchase warrants, a type of option agreement, to acquire up to an additional 16.3 million shares of Teekay Offshore’s common units at a fixed price. See “Item 18 – Financial Statements: Note 15 — Derivative Instruments and Hedging Activities”. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of income. Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income and are reclassified to earnings in the consolidated statement of income when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If we determine that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements and our holding of stock purchase warrants. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of us and the swap counterparties. The estimated amount for interest rate swaps is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date. For the stock purchase warrants, we take into account the stock price of Teekay Offshore, the expected volatility of the Teekay Offshore stock price and an estimate of the risk-free rate over the term of the warrants.

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
The fair value of our Teekay Offshore stock purchase warrants at the end of each period is most significantly impacted by the stock price of Teekay Offshore and the expected future volatility of the Teekay Offshore stock price. The cyclical nature of the offshore industry may cause significant increases or decreases in the value of Teekay Offshore’s vessels, Teekay Offshore’s stock price and the value of the stock purchase warrants we hold.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements or sell the stock purchase warrants at the reporting date, the amount we would pay or receive to terminate the derivative instruments and the amount we would receive upon sale of the stock purchase warrants may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Item 18 – Financial Statements: Note 15 — Derivative Instruments and Hedging Activities” for the effects on the change in fair value of our derivative instruments on our consolidated statements of (loss) income.

Item 6.	Directors, Senior Management and Employees
Directors and Senior Management
Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2017 are listed below:

Name	Age	Position
C. Sean Day	68	Chairman Emeritus, Director (1)
Peter S. Janson	70	Director
Rudolph Krediet	40	Director (2)
Heidi Locke Simon	50	Director (2)
Bjorn Moller	60	Director
Tore I. Sandvold	70	Director
Alan Semple	58	Director
David Schellenberg	54	Director (2)
Bill Utt	60	Director (3)
Arthur Bensler	60	Executive Vice President, Secretary and General Counsel
William Hung	46	Executive Vice President, Strategic Development
Kenneth Hvid	49	President and Chief Executive Officer
Mark Kremin	47	President and Chief Executive Officer, Teekay Gas Group Ltd.
Vincent Lok	49	Executive Vice President and Chief Financial Officer
Kevin Mackay	49	President and Chief Executive Officer, Teekay Tankers Ltd.
Ingvild Saether	49	President and Chief Executive Officer, Teekay Offshore Group Ltd.
(1) Retired as Chair on June 15, 2017; remains on Board of Directors.
(2) Appointed on September 12, 2017.
(3) Appointed Chair on June 15, 2017.

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as director of Teekay Corporation since 1998, taking on the role as Chair of the Board from 1999 until June 2017. He continues to serve on the Board as Chair Emeritus. He currently also serves as director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., where he also served as Chair until 2015. In addition, he served as the Chair of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. from 2006 to 2017, and as Chair of Teekay Tankers Ltd from 2007 to 2013.  From 1989 to 1999, Mr. Day was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to Navios, Mr. Day held a number of senior management positions in the shipping and finance industries. He currently serves as a director of Kirby Corporation and is Chair of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Resolute Investments, Ltd., our largest shareholder, to oversee its investments, including that in the Teekay group of companies.

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

Rudolph Krediet joined the Teekay Board on September 12, 2017.  Mr. Krediet brings over 15 years of experience as a financial investment professional.  He has served as a Partner at Anholt Services (USA), a wholly owned subsidiary of Kattegat Trust, which oversees the trust’s globally diverse investment portfolio, since 2013. Mr. Krediet has acted as Principal at Compass Group Management L.L.C., the manager of Compass Diversified Holdings, a publicly traded investment holding company, from 2010 to 2013, and as Vice President from 2006 to 2009.  He acted as Vice President at CPM Roskamp Champion, a global leader in the design of manufacturing of oil seed processing equipment, from 2003 to 2004.

Heidi Locke Simon joined the Teekay Board on September 12, 2017. Ms. Locke Simon brings over 20 years of strategic management experience to the Teekay Board.  She was formerly a Partner at Bain & Company, a global management consulting organization, where she worked from 1993 to 2012.  Prior to this, Ms. Locke Simon was an Investment Banking Analyst at Goldman, Sachs & Co. She has contributed to HBS Community Partners, a volunteer consulting organization, from 2013 to 2106. She has served as a Board Observer with Teekay since 2016, a director of KQED Public Media from 2008 to 2014 and director of Turning Green from 2004 to present.

Bjorn Moller has served as a Teekay director since 1998. Mr. Moller also served as Teekay's President and Chief Executive Officer from 1998 until 2011. Mr. Moller also served as Vice Chair of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., Vice Chair of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. and as a director and the Chief Executive Officer of Teekay Tankers Ltd. Mr. Moller remains a director of Teekay Tankers Ltd. Mr. Moller has over 35 years of experience in the shipping industry, and served as Chairman of the International Tanker Owners Pollution Federation from 2006 to 2013. He served in senior management positions with Teekay for more than 20 years and headed our overall operations beginning in 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed our global chartering operations and business development activities. Mr. Moller is also a director of Kattegat Limited, the parent company of Resolute Investments, Ltd., the largest shareholder of Teekay Corporation.

Tore I. Sandvold has served as a Teekay director since 2003. He has over 35 years of experience in the oil and energy industry. From 1973 to 1987, he served in the Norwegian Ministry of Industry, Oil & Energy in a variety of positions in the areas of domestic and international energy policy. From 1987 to 1990, he served as the Counselor for Energy in the Norwegian Embassy in Washington, D.C. From 1990 to 2001, Mr. Sandvold served as Director General of the Norwegian Ministry of Oil & Energy, with overall responsibility for Norway's national and international oil and gas policy. From 2001 to 2002, he served as Chair of the Board of Petoro, the Norwegian state-owned oil company that is the largest oil asset manager on the Norwegian continental shelf. From 2002 to the present, Mr. Sandvold, through his company, Sandvold Energy AS, has acted as advisor to companies and advisory bodies in the energy industry. Mr. Sandvold serves on other boards, including those of Schlumberger Limited, Lambert Energy Advisory Ltd., Energy Policy Foundation of Norway, Rowan Companies plc and Njord Gas Infrastructure.

Alan Semple has served as a Teekay director since 2015. Mr. Semple brings over 30 years of finance experience primarily in the energy industry, to the Teekay Board. He was formerly Director and Chief Financial Officer at John Wood Group PLC (Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in May 2015. Prior to this, he held a number of senior finance roles in the Wood Group from 1996. Mr. Semple currently serves on the Board of Cactus, Inc. (NYSE) where he is Chair of the Audit Committee. He serves on the Board of Cobham PLC (LSE), where he is the Chair of the Audit Committee.

David Schellenberg joined the Teekay Board on September 12, 2017. Mr. Schellenberg brings over 25 years of financial and operating leadership to the Teekay Board and is currently a Managing Director and Principal with Highland West Capital, a Private Equity firm in Vancouver. Prior to that, he was with Conair Group and its subsidiary Cascade Aerospace, specialty aviation and aerospace businesses, from 2000 to 2013 and was President and CEO from 2007 to 2013. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents’ Organization.

Bill Utt has served as a Teekay director since 2015 and was appointed Chair on June 15, 2017.   He was also appointed Chair and director of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. on June 15, 2017.  Mr. Utt brings over 30 years of engineering and energy industry experience to the Teekay Board. From 2006 until his retirement in 2014, he served as Chair, President and Chief Executive Officer of KBR Inc., a global engineering, construction and services company. From 1995 to 2006, Mr. Utt served as the President and CEO of SUEZ Energy North America and President and CEO of Tractebel’s North American energy businesses. Prior to 1995, he held senior management positions with CRSS, Inc., which was a developer and operator of independent power and industrial energy facilities prior to its merger with Tractebel in 1995. Mr. Utt also currently serves as Chair on the Board of Directors at Cobalt International Energy and is a member of the Board of Directors for Brand Energy & Infrastructure Services, a Clayton, Dubilier & Rice, L.L.C. portfolio company.

Arthur Bensler joined Teekay in 1998 as General Counsel. He was promoted to the position of Vice President in 2002 and became Corporate Secretary in 2003. He was appointed Senior Vice President in 2004 and Executive Vice President in 2006. In June 2013, Mr. Bensler was appointed Director and Chair of Teekay Tankers Ltd. having served as Secretary from 2007 to September 2014. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada law firm, where he practiced corporate, commercial and maritime law from 1987 until joining Teekay.

William Hung joined Teekay in 1995 and has served as Executive Vice President, Strategic Development since February 2016. Prior to this position, Mr. Hung had worked in a variety of roles at Teekay including Chartering, Business Development, Finance and Accounting, Commercial and Strategic Development. Additionally, Mr. Hung served as Chief Executive Officer of Tanker Investments Ltd. from January 2014 until its merger with Teekay Tankers Ltd. in November 2017.

Kenneth Hvid was appointed President and CEO of Teekay on February 1, 2017 and has served as a director of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. since 2011 and as director of Teekay Tankers Ltd. since February 2017. He joined Teekay in 2000 and was responsible for leading our global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of our Teekay Navion Shuttle Tankers and Offshore division. In that role, he was responsible for our global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid served as Chief Strategy Officer and Executive Vice President from 2011 to 2015, as director of Teekay GP L.L.C. from 2011 to 2015 and as President and CEO of Teekay Offshore Group Ltd., from 2015 until January 2017. Mr. Hvid has 28 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P.& I. (Bermuda) Ltd.

Mark Kremin was appointed President & CEO of Teekay Gas Group Ltd., a company that provides services to Teekay LNG Partners L.P. and its subsidiaries, in February 2017. He was appointed President of Teekay Gas Services in 2015 having acted as its Vice President since 2006. Mr. Kremin has over 20 years of experience in shipping. In 2000, he joined Teekay as in-house counsel. He subsequently held commercial roles within Teekay Gas Services. He represents Teekay on the boards of joint ventures with partners in Asia, Europe and the Middle East. Prior to joining Teekay, he was an attorney in an admiralty law firm in Manhattan. Prior to attending law school in New York City, he worked for a leading owner and operator of containerships.

Vincent Lok has served as Teekay’s Executive Vice President and Chief Financial Officer since 2007. He has held a number of finance and accounting positions with Teekay, including Controller from 1997 until his promotions to the positions of Vice President, Finance in 2002, Senior Vice President and Treasurer in 2004, and Senior Vice President and Chief Financial Officer in 2006. Mr. Lok was appointed director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. in June 2015. He also served as the Chief Financial Officer of Teekay Tankers Ltd. from 2007 to 2017. Prior to joining Teekay, Mr. Lok worked as a Chartered Professional Accountant with Deloitte & Touche LLP. Mr. Lok is also a Chartered Financial Analyst.

Kevin Mackay was appointed as President and Chief Executive Officer of Teekay Tankers Ltd in 2014 and leads a global network of commercial offices in Asia, Europe and North America, with the responsibility of marketing Teekay's fleet of conventional tankers. Mr. Mackay joined Teekay from Phillips 66, where he headed the global marine business unit and held a similar role as the General Manager, Commercial Marine at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then joined AET Inc. Limited (AET) (formerly American Eagle Tankers Inc.) in Houston, becoming the Regional Director - Americas, Senior Vice President.

Ingvild Sæther was appointed President and CEO of Teekay Offshore Group Ltd., a company that provides services to Teekay Offshore Partners L.P. and its subsidiaries, in February 2017. Ms. Sæther joined Teekay in 2002 as a result of Teekay’s acquisition of Navion AS from Statoil ASA. Since joining Teekay, Ms. Sæther has held management positions in Teekay’s conventional tanker business until 2007, when she assumed the commercial responsibility for Teekay’s shuttle tanker activities in the North Sea and in 2011, Ms. Sæther assumed the position of President, Teekay Offshore Logistics. Ms. Sæther has over 25 years of experience in the shipping and offshore sector and has been engaged in a number of boards and associations related to the industry.

Compensation of Directors and Senior Management
Director Compensation
The aggregate cash fees received by the nine non-employee directors listed above under Directors and Senior Management, two individuals who were non-employee directors during 2017 and who retired in September 2017 and the individual who served as a non-employee director in 2017 and retired in March 2018, for their service as directors, plus reimbursement of their out-of-pocket expenses, was approximately $1.2 million. Each non-employee director receives an annual cash retainer of $90,000. The Chair of the Board also receives an annual cash retainer of $325,000, $187,500 of which was paid to Sean Day, the Chair of the Board from January 1, 2017 to June 15, 2017 and the remaining $137,500 of which was paid to Bill Utt, the Chair of the Board from June 15, 2017 to December 31, 2017. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $10,000. The Chairs of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $20,000, $17,500 and $15,000, respectively.

Each non-employee director also receives a $110,000 annual retainer to be paid by way of a grant of, at the director’s election, restricted stock or stock options under our 2013 Equity Incentive Plan (or the 2013 Plan). Pursuant to this annual retainer, during 2017 we granted stock options to purchase an aggregate of 72,576 shares of our common stock at an exercise price of $10.18 per share and 54,023 shares of restricted stock.

The Chair of the Board also receives a $360,000 annual retainer to be paid by way of a grant of, at the Chair’s election, restricted stock or stock options under our 2013 Equity Incentive Plan. Pursuant to this annual retainer, during 2017, we paid $247,500 in the form of 24,313 restricted stock to Sean Day, the Chair of the Board from January 1, 2017 to June 15, 2017 and we paid the remaining $112,500 in the form of 11,051 shares of restricted stock to Bill Utt, the Chair of the Board from June 15, 2017 to December 31, 2017.

The stock options described in this section expire March 6, 2027, ten years after the date of their grant. The stock options and restricted stock vest as to one-third of the shares on each of the first three anniversaries of their respective grant dates.
Annual Executive Compensation
The aggregate compensation earned in 2017 by Teekay’s seven executive officers listed above under Directors and Senior Management (or the Executive Officers), and one additional individual who was an executive officer in 2017 and is now retired, excluding equity-based compensation described below, was $6.4 million. This is comprised of base salary ($3.0 million), annual bonus ($2.7 million) and pension and other benefits ($0.7 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an average exchange rate of 1.30 Canadian Dollars for each U.S. Dollar for 2017. Teekay’s annual bonus plan considers both company performance and team performance.
Long-Term Incentive Program
Teekay’s long-term incentive program focuses on the returns realized by our shareholders and is intended to acknowledge and retain those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of grants of stock option and restricted stock units. All grants in 2017 were made under our 2013 Plan.

During March 2017, we granted stock options to purchase an aggregate of 448,669 shares of our common stock at an exercise price of $10.18 and 83,653 shares of restricted stock to Teekay's Executive Officers under our 2013 Plan. The stock options expire March 6, 2027, ten years after the date of grant. The stock options and restricted stock units vest as to one-third of the shares on each of the first three anniversaries of their grant dates.
Options to Purchase Securities from Registrant or Subsidiaries
In March 2013, we adopted the 2013 Plan and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). As at December 31, 2017, we had reserved pursuant to our 2013 Plan 5,115,308 shares (December 2016 – 4,780,371) of common stock.

During 2017, 2016 and 2015, we granted options under the 2013 Plan to acquire up to 732,314, 916,015 and 265,135 shares of Common Stock, respectively, to eligible officers, employees and directors. Each option under the Plans has a 10-year term and vests equally over three years from the grant date. The outstanding options under the Plans as at December 31, 2017 are exercisable at prices ranging from $9.44 to $56.76 per share, with a weighted-average exercise price of $22.96 per share, and expire between March 7, 2018 and March 6, 2027.

Starting in 2013, employees who provide services to our publicly-traded subsidiaries (Teekay LNG and Teekay Tankers) and our equity-accounted investee (Teekay Offshore) (collectively, the Daughter Entities), received a proportion of their annual equity compensation award under the equity compensation plan of the applicable Daughter Entity (the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan, the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan or the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan), depending on their level of contribution towards the applicable subsidiary. These awards generally took the form of Restricted Stock Units (or RSUs), which are described as Phantom Units under the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan and the Teekay LNG Partners L.P.

2005 Long-Term Incentive Plan, but we refer to all of these awards as RSUs for purposes of this disclosure. Teekay Tankers also granted stock options starting in 2014 to certain senior employees. The RSUs vest and become payable with respect to one-third of the shares on each of the first three years following the grant date and accrue distributions or dividends from the date of the grant to the date of vesting. Stock options vest one-third on each of the first three years and expire ten years after the date of their grant.
Board Practices
As at December 31, 2017, the Board of Directors consisted of ten members as listed above under Directors and Senior Management, including one individual who served as a non-employee director in 2017 and retired in March 2018. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualified.

Directors Alan Semple, Bill Utt, and C. Sean Day have terms expiring in 2018. Directors Peter S. Janson, David Schellenberg and Tore I. Sandvold have terms expiring in 2019.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board of Directors has determined that each of the current members of the Board has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay), and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time. In making this determination, the Board considered the relationships of C. Sean Day and Bjorn Moller with our largest shareholder and concluded these relationships do not materially affect their independence as directors. Please read “Item 7 - Major Shareholders and Certain Relationships and Related Party Transactions.”

The Board of Directors has three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2017 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Centre of our website at www.teekay.com. During 2017, the Board held ten meetings.  Each director attended all Board meetings, with the exception of four directors, three of whom missed one meeting each and one of whom missed two meetings.  Each director who was a member of a committee attended all applicable committee meetings, except for one committee member who missed one meeting.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee is currently comprised of Alan Semple (Chairman), Heidi Locke Simon and David Schellenberg. All members of the committee are financially literate and the Board has determined that Mr. Semple qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

Our Compensation and Human Resources Committee is composed entirely of directors who satisfy applicable NYSE compensation committee independence standards. This committee is currently comprised of Peter S. Janson (Chairman), C. Sean Day, Rudolph Krediet and David Schellenberg.

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

Our Nominating and Governance Committee is currently comprised of Bjorn Moller (Chairman), Tore I. Sandvold, Bill Utt, and Heidi Locke Simon.

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
Crewing and Staff
As at December 31, 2017, we employed approximately 7,200 seagoing staff serving on our consolidated and equity-accounted vessels managed by us, and 1,100 shore-based personnel, compared to approximately 6,800 seagoing and 1,100 shore-based personnel as at December 31, 2016, and approximately 6,500 seagoing and 1,100 shore-based personnel as at December 31, 2015.

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

During fiscal 1996, we entered into a collective bargaining agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and an agreement with ITF London that cover substantially all of our junior officers and seamen that operate our Bahamian-flagged vessels. We are also party to collective bargaining agreements with various Australian maritime unions that cover officers and seamen employed through our Australian operations. Our officers and seamen for our Spanish-flagged vessels are covered by a collective bargaining agreement with Spain’s Union General de Trabajadores and Comisiones Obreras. Substantially all of the officers and seamen for our Norwegian, Brazilian and Canadian-flagged vessels in our equity-accounted investment Teekay Offshore are covered by collective bargaining agreements. Substantially all officers and seamen for the Norway-flagged vessels are covered by a collective bargaining agreement with Norwegian unions (Norwegian Maritime Officers’ Association, Norwegian Union of Marine Engineers and the Norwegian Seafarers’ Union). In addition, we have entered into a collective bargaining agreement with Sindicato dos Trabalhadores Offshore do Brasil (or SINDITOB), which covers substantially all Brazilian resident offshore employees on board the FPSO units Rio das Ostras and Piranema Spirit. We have entered into a collective bargaining agreement with Norwegian offshore unions (SAFE, Industry Energi and DSO), through its membership in Norwegian Shipowners Association (or NSA). The agreement covers substantially all of the offshore employees on board our FPSOs on the Norwegian Continental Shelf. We have entered into a collective bargaining agreement with the Fish, Food and Allied Workers Union of Newfoundland and Labrador and the Canadian Merchant Service Guild in Canada. The agreement covers substantially all of the offshore employees on board Teekay Offshore’s shuttle tankers operating in the East Coast of Canada. We believe our relationships with these labor unions are good, with long-term collective bargaining agreements that demonstrate commitment from both parties.

Our commitment to training is fundamental to the development of the highest caliber seafarers for our marine operations. Our cadet training program is designed to balance academic learning with hands-on training at sea. We have relationships with training institutions in Canada, Croatia, India, Norway, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, the cadets’ training continues on board a Teekay vessel. We also have an accredited Teekay-specific competence management system that is designed to ensure a continuous flow of qualified officers who are trained on our vessels and are familiar with our operational standards, systems and policies. We believe that high-quality manning and training policies will play an increasingly important role in distinguishing larger independent tanker companies that have in-house, or affiliate, capabilities from smaller companies that must rely on outside ship managers and crewing agents.

Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2017, of our common stock by the ten directors, including one individual that retired from the Board in March 2018, and seven Executive Officers as a group, described above under Directors and Senior Management. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power over or (b) has the right to acquire as of March 1, 2018 (60 days after December 31, 2017) through the exercise of any common stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned	Percent of Class
All directors and executive officers as a group (17 persons) (1)	1,643,9552)	1.8% (3)
 ____________________________

(1)
Includes 1,037,486 shares of common stock subject to stock options exercisable as of March 1, 2018 under our equity incentive plans with a weighted-average exercise price of $31.27 that expire between March 7, 2018 and March 6, 2027. Excludes 693,101 shares of common stock subject to stock options that may become exercisable after March 1, 2018 under the plans with a weighted average exercise price of $11.20, that expire between March 9, 2025 and March 6, 2027. Excludes shares held by our largest shareholder, Resolute, whose ultimate parent is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. Our Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including those in the Teekay group of companies. Another of our directors, Bjorn Moller, is a director of Kattegat Limited. Also excludes shares beneficially owned by our former Chief Executive Officer and an Executive Committee Member of Teekay Offshore Group Ltd., both whom retired on January 31, 2017.

(2)
Each director is expected to have acquired shares having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) no later than March 1, 2018 or the fifth anniversary of the date on which the director joined the Board, whichever is later. In addition, each Executive Officer is expected to acquire shares of Teekay’s common stock equivalent in value to one to three times their annual base salary by 2018 or, for executive officers subsequently joining Teekay or achieving a position covered by the guidelines, within five years after the guidelines become applicable to them.

(3)
Based on a total of 89.1 million outstanding shares of our common stock as of December 31, 2017. Each director and Executive Officer beneficially owns less than 1% of the outstanding shares of common stock.

Item 7.	Major Shareholders and Certain Relationships and Related Party Transactions
Major Shareholders
The following table sets forth information regarding beneficial ownership, as of March 1, 2018, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 30, 2018 (60 days after March 1, 2018) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class (3)
Resolute Investments, Ltd. (1)	31,936,012	31.9%
FMR L.L.C. (2)	8,606,135	8.6%
 ____________________________

(1)
Includes shared voting and shared dispositive power. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based in part on the Schedule 13D/A (Amendment No. 8) filed by Resolute and Path with the SEC on January 29, 2018. Resolute’s beneficial ownership was 31.9% on March 1, 2018, and 37.1% on March 1, 2017. One of our directors, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including those in the Teekay group of companies. Another of our directors, Bjorn Moller, is a director of Kattegat Limited.

(2)	Includes sole voting power and sole dispositive power. This information is based on the Schedule 13G filed by this investor with the SEC on February 13, 2018.

(3)	Based on a total of 100.3 million outstanding shares of our common stock as of March 1, 2018.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Teekay.

Teekay and certain of its subsidiaries have relationships or are parties to transactions with other Teekay subsidiaries, including Teekay’s publicly-traded subsidiaries Teekay LNG and Teekay Tankers and Teekay's publicly-traded equity-accounted investee, Teekay Offshore. Certain of these relationships and transactions are described below.

As of March 1, 2018, we had 30 common shareholders of record located in the United States, one of which is Cede & Co., a nominee of The Depository Trust Company, which held an aggregate of 100,232,610 shares of our common stock, representing approximately 99.98% of our outstanding common shares. We believe that the common stock held by Cede & Co. include shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.
Our Major Shareholder
As of March 1, 2018, Resolute owned approximately 31.9% of our outstanding common stock. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our directors, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies. Another of our directors, Bjorn Moller, is a director of Kattegat Limited. Please read “Item 18. Financial Statements: Note 13 — Related Party Transactions.”
Our Directors and Executive Officers
C. Sean Day, the former Chairman of Teekay’s board of directors, is also a director of Teekay GP L.L.C. (the general partner of Teekay LNG). He retired as Chairman from Teekay Corporation and Teekay Offshore GP L.L.C. effective June 15, 2017, but continues as a director of Teekay Corporation. On June 15, 2017, Bill Utt succeeded Sean Day as Chairman of Teekay and was appointed a director of Teekay Offshore GP L.L.C. and became Chairman of its board of directors. Mr. Day also served as Chairman of Teekay GP L.L.C from 2004 until 2015. He was also the Chairman of Teekay Tankers Ltd. from 2007 until 2013. Bjorn Moller is one of Teekay’s current directors and is also a director of Teekay Tankers Ltd. Arthur Bensler, Teekay’s Executive Vice President, Secretary and General Counsel, has served as the Chairman of Teekay Tankers Ltd. since June 2013.

Vincent Lok, Teekay’s Executive Vice President and Chief Financial Officer, is also a director of Teekay GP L.L.C. Kenneth Hvid was appointed President and Chief Executive Officer of Teekay effective January 31, 2017 and was previously Teekay’s Executive Vice President and Chief Strategy Officer until December 2015. Mr. Hvid is currently a director of Teekay Offshore GP L.L.C. and was also a director of Teekay GP L.L.C until June 2015. Kevin Mackay is the President and Chief Executive Officer of Teekay Tankers Ltd. and Chief Executive Officer of Teekay Tanker Services, a division of Teekay. Mark Kremin is President and Chief Executive Officer of Teekay Gas Group Ltd., which provides services to Teekay LNG pursuant to a services agreement. Ingvild Sæther is President and Chief Executive Officer of Teekay Offshore Group Ltd., which provides services to Teekay Offshore pursuant to a services agreement.

Because each of the executive officers of Teekay Tankers, two executive officers of Teekay Gas Group Ltd., a company that provides services to Teekay LNG Partners L.P. effective from February 1, 2017, an executive officer of Teekay Offshore Group Ltd., a company that provides services to Teekay Offshore Partners L.P. effective from February 1, 2017, and an executive officer of the general partners of Teekay LNG and Teekay Offshore who is now retired, were employees of Teekay or other of its subsidiaries, their compensation (other than any awards under the respective long-term incentive plans of Teekay Tankers, Teekay LNG and Teekay Offshore) is paid by Teekay or such other applicable entities. Pursuant to agreements with Teekay, each of Teekay Tankers, Teekay LNG and Teekay Offshore have agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers on providing services to such public entities and their subsidiaries. For 2017, these reimbursement obligations totaled approximately $1.3 million, $0.9 million, and $0.4 million, respectively, for Teekay Tankers, Teekay LNG, and Teekay Offshore and are included in amounts paid as strategic management fees under the management agreement for Teekay Tankers and the services agreements for Teekay LNG and Teekay Offshore.
Relationships with Our Public Entity Subsidiaries and Equity-accounted Investee
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

As of March 1, 2018, we owned shares of Teekay Tankers’ Class A and Class B common stock that represented an ownership interest of 28.8% and voting power of 54.1% of Teekay Tankers’ outstanding common stock.

Until December 31, 2012, Teekay Tankers distributed to its shareholders on a quarterly basis all of its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of the business. Cash Available for Distribution represented Teekay Tankers’ net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by Teekay Tankers from us, prior to their acquisition by Teekay Tankers, for the period when these vessels were owned and operated by us. Effective January 1, 2013, Teekay Tankers changed to a fixed dividend policy of $0.12 per share per annum. Effective December 14, 2015, Teekay Tankers changed its dividend policy, under which Teekay Tankers intends to pay out 30% to 50% of its quarterly adjusted net income, with a minimum quarterly dividend of $0.03 per share, subject to any reserves determined to be required by its Board of Directors. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. We received distributions from Teekay Tankers of $5.9 million, $12.1 million and $3.9 million in 2017, 2016, and 2015, respectively.

Please see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Results of Operations—Recent Developments in Teekay Tankers” for additional information.

Please see “Item 4. Information on the Company—A. Overview, History and Development—Our Ownership of the Daughter Entities and Recent Equity Offerings and Transactions by Daughter Entities” for information about Class A and Class B common stock issuances by Teekay Tankers to Teekay in 2015 and 2017.
Teekay LNG and Teekay Offshore
Teekay LNG is a NYSE-listed, Marshall Islands limited partnership which we formed to expand our operations in the LNG shipping sector. Teekay LNG is an international provider of marine transportation services for LNG, LPG and crude oil. We own and control Teekay LNG’s general partner, and as of March 1, 2018, we owned a 31.7% limited partner interest and a 2% general partner interest in Teekay LNG.

Teekay Offshore is a NYSE-listed, Marshall Islands limited partnership which we formed to further develop our operations in the offshore market. Teekay Offshore is an international provider of marine transportation and storage services to the offshore oil industry. We owned and controlled Teekay Offshore’s general partner, Teekay Offshore GP LLC (or TOO GP) by virtue of our 100% ownership interest in TOO GP until September 25, 2017, when Brookfield acquired a 49% interest in TOO GP. Teekay and Brookfield entered into an amended limited liability company agreement whereby Brookfield obtained certain participatory rights in the management of TOO GP, which resulted in Teekay deconsolidating Teekay Offshore for accounting purposes on September 25, 2017. Subsequent to September 25, 2017, we have significant influence over Teekay Offshore and account for our investment in Teekay Offshore using the equity method. As of March 1, 2018, we owned a 14.1% combined general and limited partner interest in Teekay Offshore.

Please see “Item 4. Information on the Company—A. Overview, History and Development—Our Ownership of the Daughter Entities and Recent Equity Offerings and Transactions by Daughter Entities” for information about common stock, preferred units and common unit warrant issuances by Teekay Offshore to Teekay in 2015, 2016 and 2017.
Quarterly Cash Distributions
We are entitled to distributions on our general and limited partner interests in each of Teekay LNG and Teekay Offshore. The general partner of each of Teekay LNG and Teekay Offshore is also entitled to distributions payable with respect to incentive distribution rights. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. In general, if for any quarter Teekay LNG or Teekay Offshore, as applicable, has distributed available cash from operating surplus to its common unitholders in an amount equal to the applicable minimum quarterly distribution for the common units, then Teekay LNG or Teekay Offshore will distribute any additional available cash from operating surplus for that quarter among the common unitholders and its general partner in the following manner:

Teekay LNG:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder has received a total of $0.4625 per unit for that quarter;

•	second, 85% to all unitholders, and 15% to the general partner, until each unitholder has received a total of $0.5375 per unit for that quarter;

•	third, 75% to all unitholders, and 25% to the general partner, until each unitholder has received a total of $0.65; and

•	thereafter, 50% to all unitholders and 50% to the general partner.

Teekay Offshore:

•	first, 99.24% to all unitholders, pro rata, and 0.76%(i) to the general partner, until each unitholder has received a total of $0.4025 per unit for that quarter;

•	second, 86.24% to all unitholders, and 13.76% to the general partner, until each unitholder has received a total of $0.4375 per unit for that quarter;

•	third, 76.24% to all unitholders, and 23.76% to the general partner, until each unitholder has received a total of $0.525 per unit for that quarter; and

•	thereafter, 51.24% to all unitholders and 48.76% to the general partner.

(i)    The general partner had a 2% interest in Teekay Offshore until September 25, 2017, when its interest decreased to 0.76%.

Teekay received total distributions, including incentive distributions, from Teekay LNG of $15.0 million, $15.0 million, and $105.3 million, respectively, with respect to 2017, 2016, and 2015.

Teekay received total distributions, including incentive distributions, from Teekay Offshore of $10.8 million, $18.0 million, and $84.1 million, respectively, with respect to 2017, 2016, and 2015.

In June 2016, Teekay Offshore agreed with Teekay that, until Teekay Offshore's NOK bonds maturing in 2018 have been repaid, all cash distributions (other than with respect to any incentive distribution rights) to be paid by Teekay Offshore to Teekay or its affiliates, including Teekay Offshore's general partner, would instead be paid in Teekay Offshore common units or from the proceeds of the sale of Teekay Offshore common units. During 2017 and 2016, Teekay Offshore issued Teekay 2.4 million and 2.5 million common units, respectively, in lieu of cash for the distributions on Teekay Offshore's Series D Preferred Units, common units and general partner interest held by Teekay and its subsidiaries.
Competition with Teekay Tankers, Teekay LNG and Teekay Offshore
We have entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when Teekay, Teekay LNG, and Teekay Offshore may compete with each other and providing for rights of first offer on the transfer or rechartering of certain LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. Subject to applicable exceptions, the omnibus agreement generally provides that (a) neither Teekay nor Teekay LNG will own or operate offshore vessels (i.e. dynamically positioned shuttle tankers, FSO units and FPSO units) that are subject to contracts with a duration of three years or more, excluding extension options, (b) neither Teekay nor Teekay Offshore will own or operate LNG carriers and (c) neither Teekay LNG nor Teekay Offshore will own or operate crude oil tankers, other than crude oil tankers included in their respective fleets as of the dates of their respective initial public offerings.

In addition, Teekay Tankers’ organization documents provide that Teekay may pursue business opportunities attractive to both parties and of which either party becomes aware. These business opportunities may include, among other things, opportunities to charter out, charter in or acquire oil tankers or to acquire tanker businesses.
Sales of Vessels and Project Interests by Teekay to Teekay Tankers, Teekay LNG and Teekay Offshore
From time to time Teekay has sold to Teekay Tankers, Teekay LNG and Teekay Offshore vessels or interests in vessel owning subsidiaries or joint ventures. These transactions include those described under “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Teekay currently has committed to the following vessel transactions with its Daughter Entities:

•
Teekay Parent is obligated to offer to sell the Petrojarl Foinaven FPSO unit to Teekay Offshore, subject to approvals required from the charterer. The purchase price for the Foinaven FPSO unit would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to Teekay Offshore.

•
Teekay Parent owns the Petrojarl Banff and the Hummingbird Spirit FPSO units, which we will be obligated to offer to Teekay Offshore in the future under the omnibus agreement following the commencement of a charter contract with a firm period of greater than three years' duration (which is not currently the case).

Time Chartering and Bareboat Chartering Arrangements

Teekay charters in from or out to its Daughter Entities certain vessels, including the following charter arrangements:

•
During 2016 and 2015, one and four, respectively, of Teekay Offshore’s conventional tankers were chartered out to Teekay subsidiaries under long-term time charters. Two of Teekay Offshore’s shuttle tankers were chartered out to Teekay subsidiaries until March 31, 2017, under long-term bareboat charters, and as from April 1, 2017, have been chartered out to Teekay subsidiaries under long-term time charters. Pursuant to these charter contracts, Teekay Offshore earned revenues of $33.3 million, $30.6 million, and $53.8 million, respectively, for 2017, 2016, and 2015.

•
During 2017, three (three in 2016 and 2015) of Teekay Offshore’s FSO units were chartered out to Teekay subsidiaries under long-term bareboat charters. Pursuant to these charter contracts, Teekay Offshore earned revenues of $16.2 million, $15.1 million, and $13.6 million, respectively, for 2017, 2016, and 2015.

•
Since April 2008, Teekay has chartered in from Teekay LNG the LNG carriers Arctic Spirit and Polar Spirit under a fixed-rate time charter for a period of ten years, plus options exercisable by Teekay to extend up to an additional 15 years. During 2017, 2016, and 2015, Teekay LNG earned revenues of $36.4 million, $37.3 million, and $35.9 million, respectively, under these time-charter contracts.

Services, Management and Pooling Arrangements
Services Agreements. In connection with their initial public offerings in May 2005 and December 2006, respectively, and subsequent thereto, Teekay LNG and Teekay Offshore and certain of their subsidiaries have entered into services agreements with certain other subsidiaries of Teekay, pursuant to which the other Teekay subsidiaries provide to Teekay LNG, Teekay Offshore and their operating subsidiaries administrative, crew training, strategic consulting services, business development, advisory, technical and ship management services. These services are provided in a commercially reasonable manner and upon the reasonable request of the general partner or subsidiaries of Teekay LNG or Teekay Offshore, as applicable. The other Teekay subsidiaries that are parties to the services agreements provide these services directly or subcontract for certain of these services with other entities, including other Teekay subsidiaries. Teekay LNG and Teekay Offshore pay arm’s-length fees for the services that include reimbursement of any direct and indirect expenses the other Teekay subsidiaries incur in providing these services. During 2017, 2016, and 2015, Teekay LNG and Teekay Offshore incurred expenses of $33.9 million, $32.9 million, and $34.4 million; and $63.7 million, $65.6 million, and $92.0 million, respectively, for these services.

In connection with the Brookfield Transaction, Teekay entered into a master services agreement (or Master Services Agreement) with Teekay Offshore. The primary purpose of the Master Services Agreement was to provide for the transfer, following the closing of the Brookfield Transaction, of Teekay subsidiaries (or the assets of such subsidiaries) that had been devoted exclusively or nearly exclusively to providing services to Teekay Offshore and its subsidiaries pursuant to the services agreement. The transfer of these certain Teekay subsidiaries to Teekay Offshore was effective on January 1, 2018. As a result of the transfer of these subsidiaries, certain services, which Teekay previously provided to Teekay Offshore will now be provided to Teekay by Teekay Offshore.

In addition, for a one-year period following the closing of the Brookfield Transaction, other Teekay subsidiaries will continue to provide services to Teekay Offshore and its subsidiaries under existing service agreements. During this period, Teekay and Teekay Offshore will evaluate which remaining services Teekay Offshore will continue to receive from Teekay subsidiaries, and which remaining services will be transitioned to Teekay Offshore. Teekay and Teekay Offshore will enter into new or amended service agreements as needed to provide for any such continued services.

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

In return for services under the management agreement, Teekay Tankers pays the Manager an agreed-upon fee for commercial services (other than for Teekay Tankers vessels participating in pooling arrangements), a technical services fee equal to the average rate Teekay charges third parties to technically manage their vessels of a similar size, and fees for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. During 2017, 2016, and 2015, Teekay Tankers incurred $30.0 million, $19.3 million, and $15.4 million, respectively, for these services.

The management agreement also provides for the payment of a performance fee in order to provide the Manager an incentive to increase cash available for distribution to Teekay Tankers’ shareholders. Teekay Tankers did not incur any performance fees for 2017, 2016, or 2015.

Pooling Arrangements. Certain Aframax tankers, Suezmax tankers and LR2 product tankers of Teekay Tankers participate in vessel pooling arrangements managed by other Teekay subsidiaries. The pool managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 (for the LR2 product tanker pool) to $325 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of Teekay Tankers’ vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the pool participants according to an agreed formula. Teekay Tankers incurred pool management fees during 2017, 2016, and 2015 of $2.8 million, $9.8 million, and $10.4 million, respectively.
Teekay Tanker Operations Ltd. (or TTOL)
On May 31, 2017, Teekay Tankers acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% interest in TTOL for $39.0 million, which included $13.1 million for assumed working capital. Teekay Tankers issued approximately 13.8 million shares of its Class B common stock to Teekay as consideration in addition to the working capital consideration of $13.1 million. Prior to May 31, 2017, Teekay Tankers owned 50% of TTOL and accounted for this investment using the equity method of accounting. Since Teekay Tankers acquired the remaining 50% of TTOL on May 31, 2017, it owns 100% of TTOL and now consolidates TTOL.
Teekay Tankers Acquisition of Ship-to-Ship Transfer Business
In July 2015, Teekay Tankers acquired TMS from a company jointly-owned by Teekay and Skaugen, for an aggregate purchase price of approximately $47.3 million (including $1.8 million for working capital). TMS provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy, terminal management and project development services. TMS owns a fleet of four STS support vessels and has two in-chartered Aframax tankers. In connection with the TMS acquisition, in July 2015, Teekay Tankers issued approximately 6.5 million shares of Class B common stock to Teekay for net proceeds of $45.5 million. These shares of Class B common stock were priced at $6.99 per share.
Relationship with Tanker Investments Ltd. (or TIL)
In January 2014, Teekay and Teekay Tankers formed TIL. On November 27, 2017, Teekay Tankers completed a merger with TIL acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, in a share-for-share exchange at a ratio of 3.3 shares of Teekay Tankers’ Class A common stock for each share of TIL common stock, and as a result TIL became a wholly-owned subsidiary. As consideration for the merger, Teekay Tankers issued 88,977,544 Class A common shares to the TIL shareholders, including 8,250,000 shares to Teekay. Commencing on November 27, 2017, Teekay Tankers consolidates the results of TIL.

For further information regarding TIL, please read “Item 18. Financial Statements: Note 4(a)–Investments.”

Item 8.	Financial Information
Consolidated Financial Statements and Notes
Please see Item 18 below for additional information required to be disclosed under this Item.
Legal Proceedings
From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We believe that any adverse outcome of existing claims, other than with respect to the items noted in “Item 18. Financial Statements: Note 16d — Legal Proceedings and Claims”, individually or in the aggregate, would not have a material effect on our financial position, results of operations or cash flows, when taking into account our insurance coverage and rights to seek indemnification from charterers. For information about recent legal proceedings, please read “Item 18. Financial Statements: Note 16d — Legal Proceedings and Claims.”
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

Our quarterly dividend payment is primarily based on the cash flow contributions from our general partner and limited partner interests in Teekay LNG, together with other dividends received, after deductions for parent company level corporate general and administrative expenses and any reserves determined to be required by our Board of Directors. Based on the equity capital requirements for committed growth projects, coupled with weakness in energy and capital markets, we believe that it is in the best interests of our shareholders to conserve more of our internally generated cash flows to fund future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, Teekay LNG reduced its quarterly cash distribution per common unit to $0.14 from $0.70, Teekay Offshore reduced its quarterly cash distribution per common unit to $0.11 from $0.56, and we reduced our quarterly cash distribution per common share to $0.055 from $0.55. In September 2017, Teekay Offshore further reduced its distribution to $0.01.

Pursuant to our dividend reinvestment program, holders of common stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of common stock at then-prevailing market prices, but without brokerage commissions or service charges.

The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, equity-accounted investees, and investments in joint ventures, our ability to pay dividends on the common stock depends on the earnings and cash flow of our subsidiaries and distributions from our equity-accounted investees and joint ventures.
Significant Changes
Please read “Item 18. Financial Statements: Note 23 — Subsequent Events.”

Item 9.	The Offer and Listing
Our common stock is traded on the NYSE under the symbol “TK”. The following table sets forth the high and low prices for our common stock on the NYSE for each of the periods indicated.

Years Ended	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
High	$11.77	$11.85	$51.39	$67.98	$48.13
Low	$5.14	$4.37	$6.65	$44.01	$32.49
Quarters Ended	Mar. 31, 2018	Dec. 31, 2017	Sept. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sept. 30, 2016	Jun. 30, 2016	Mar. 31, 2016
High	$10.90	$9.55	$10.25	$10.12	$11.77	$8.95	$8.22	$11.85	$10.23
Low	$7.37	$7.80	$6.35	$5.14	$8.21	$5.76	$5.45	$6.69	$4.37
Months Ended	Mar. 31, 2018	Feb. 28, 2018	Jan. 31, 2018	Dec. 31, 2017	Nov. 30, 2017	Oct. 31, 2017
High	$8.74	$8.38	$10.90	$9.55	$9.30	$9.25
Low	$7.52	$7.37	$8.15	$7.98	$7.93	$7.80

Item 10.	Additional Information
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

(b)	Agreement, dated November 28, 2007 for a $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks.

(c)	Annual Executive Bonus Plan.

(d)	Amended 2003 Equity Incentive Plan.

(e)	Amended 1995 Stock Option Plan.

(f)	Amended and Restated Rights Agreement, dated as of July 2, 2010, between Teekay Corporation and The Bank of New York, as Rights Agent.

(g)
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

(h)	Indenture dated January 27, 2010 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for $450,000,000 8.5% Senior Unsecured Notes due 2020.

(i)	2013 Equity Incentive Plan.

(j)	Agreement, dated December 21, 2012 for a $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(k)	Amendment Agreement, dated December 18, 2013 for a $300,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(l)	Agreement, dated February 24, 2014 for a $815,000,000 Secure Term Loan Facility Agreement among Knarr L.L.C., Citibank, N.A. and others.

(m)	Agreement dated July 7, 2014; between Teekay LNG Operating L.L.C. and China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C. in connection with the Yamal LNG Project.

(n)
Agreement dated December 17, 2014, for a $450,000,000 secured loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. The loan bears interest at LIBOR plus a margin of 1.85%. The facility requires quarterly repayments, with a bullet payment in 2026.

(o)	Amendment Agreement No. 2, dated December 19, 2014 for a $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(p)	Amendment Agreement No. 3, dated October 5, 2015 for a $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(q)	Amendment Agreement No. 4, dated December 17, 2015 for a $300,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(r)	First Supplemental Indenture dated November 16, 2015 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for $200,000,000 8.5% Senior Unsecured Notes due 2021.

(s)	Agreement, dated July 31, 2015, among OOGTK Libra GmbH & Co KG, ABN AMRO Bank N.V. and various other banks for a $803,711,786.92 term loan due 2027.

(t)	Purchase Agreement, dated as of November 10, 2015, between Teekay Corporation and J.P. Morgan Securities LLC, for itself and on behalf of the several initial purchasers listed in Schedule 1 thereto.

(u)
Registration Rights Agreement, dated November 16, 2015 by and among Teekay Corporation and J.P. Morgan Securities LLC, for itself and as representative of the several initial purchasers listed in Schedule 1 thereto.

(v)
Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016 between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks, for a $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021.

(w)	Share Purchase Agreement, dated May 18, 2016, by and among Teekay Corporation and the purchasers named therein.

(x)	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Corporation and the investors named therein.

(y)	Equity Distribution Agreement, dated September 9, 2016, between Teekay Corporation and Citigroup Global Markets Inc.

(z)	Warrant Agreement dated September 25, 2017, between Teekay Offshore Partners L.P. and Teekay Shipping Limited

(aa)	Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C., dated September 25, 2017, by and between Teekay Holdings Limited and Brookfield TK TOGP L.P.

(ab)	Registration Rights Agreement, dated September 25, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P.

(ac)	Investment Agreement, dated July 26, 2017, between Teekay Offshore Partners L.P. and Teekay Holdings Limited

(ad)	Purchase Agreement, dated July 26, 2017, between Teekay Holdings Limited and Brookfield TK TOGP L.P.

(ae)	Amended and Restated Subordinate Promissory Note, dated July 26, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P.

(af)	Master Services Agreement, dated September 25, 2017, by and between Teekay Corporation, Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P.

(ag)	Trademark License Agreement, dated September 25, 2017, by and between Teekay Corporation and Teekay Offshore Partners L.P.

(ah)	Indenture dated as of January 26, 2018 between Teekay Corporation and The Bank of New York Mellon, as Trustee.

(ai)
Underwriting Agreement, dated January 24, 2018, by and between Teekay Corporation, Morgan Stanley & Co. LLC, and J.P. Morgan Securities LLC, acting on behalf of themselves and on behalf of the several purchases listed on Schedule I thereto.

(aj)
Purchase Agreement, dated January 24, 2018, by and between Teekay Corporation, Morgan Stanley & Co. LLC, and J.P. Morgan Securities LLC, acting on behalf of themselves and on behalf of the several purchases listed on Schedule I thereto.

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
Taxation
Teekay Corporation was incorporated in the Republic of Liberia on February 9, 1979 and was domesticated in the Republic of The Marshall Islands on December 20, 1999. Its principal executive offices are located in Bermuda. The following provides information regarding taxes to which a U.S. Holder of our common stock may be subject.
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

This discussion is limited to shareholders who hold their common stock as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular shareholder in light of the shareholder’s circumstances, or to certain categories of shareholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies,

•	traders in securities that have elected the mark-to-market method of accounting for their securities,

•	persons whose functional currency is not the U.S. dollar,

•	persons holding our common stock as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,

•	certain U.S. expatriates,

•	financial institutions,

•	insurance companies,

•	persons subject to the alternative minimum tax,

•	persons that actually or under applicable constructive ownership rules own 10% or more of our common stock (by vote or value); and

•	entities that are tax-exempt for U.S. federal income tax purposes.

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

Distributions
Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our common stock and thereafter as capital gain, which will be either long term or short-term capital gain depending upon whether the U.S. Holder has held the common stock for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common stock will be treated as foreign source income.

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

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is, a dividend with respect to a share of common stock if the amount of the dividend is equal to or in excess of 10% of a common stockholder’s adjusted tax basis (or fair market value in certain circumstances) in such common stock. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a stockholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of the amount of such dividend.

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

Taxation of U.S. Holders Making a Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock was treated as “marketable stock”, then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common stock and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

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
Distributions
In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our common stock unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.
Sale, Exchange or Other Disposition of Common Stock
In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common stock unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our common stock is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.
Non-United States Tax Considerations
Marshall Islands Tax Considerations. Because Teekay and our subsidiaries do not, and do not expect that we or they will, conduct business, operations, or transactions in the Republic of The Marshall Islands, and because all documentation related to issuances of shares of our common stock was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of The Marshall Islands on distributions made to holders of shares of our common stock, so long as such persons are not citizens of and do not reside in, maintain offices in, or engage in business, operations, or transactions in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of shares of our common stock.
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
We, as in Teekay Corporation and its subsidiaries, are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 18. Financial Statements: Note 15 — Derivative Instruments and Hedging Activities.”
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

As at December 31, 2017, we had the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Forward Rate (1)	Fair Value / Carrying Amount of Asset $	Expected Maturity

				2018 $
Norwegian Kroner	100,000	8.23	81	12,153

(1)	Average forward rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at December 31, 2017, we had Euro-denominated term loans of 194.1 million Euros ($233.0 million). We receive Euro-denominated revenue from certain of our time charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps in connection with our NOK bond issuances, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK-denominated bonds due in 2018, 2020 and 2021. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2018, 2020 and 2021. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our NOK-denominated bonds due in 2018, 2020 and 2021. As at December 31, 2017, we were committed to the following cross currency swaps:

Notional Amount NOK (1)	Notional Amount USD (1)	Floating Rate Receivable		Fixed Rate Payable
		Reference Rate	Margin		Fair Value (1) $	Remaining Term (years)
900,000	150,000	NIBOR	4.35%	6.43%	(41,664)	0.7
1,000,000	134,000	NIBOR	3.70%	5.92%	(12,553)	2.4
1,200,000	146,500	NIBOR	6.00%	7.72%	3,758	3.8
					(50,459)

(1)	In thousands of Norwegian Kroner and U.S. Dollars.
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

The table below provides information about our financial instruments at December 31, 2017, that are sensitive to changes in interest rates, including our debt and obligations related to capital leases and interest rate swaps. For long-term debt and obligations related to capital leases, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.
    `

			Expected Maturity Date
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars)
Long-Term Debt:
Variable Rate ($U.S.) (2)	543.8	169.3	338.6	554.3	287.8	275.0	2,168.8	(2,128.9)	3.3%
Variable Rate (Euro) (3) (4)	142.4	10.2	11.0	11.7	12.6	45.1	233.0	(226.2)	1.2%
Variable Rate (NOK) (4) (5)	109.7	—	121.9	146.3	—	—	377.9	(384.8)	5.6%
Fixed-Rate Debt ($U.S.)	10.0	10.0	602.6	37.3	—	—	659.9	(661.1)	8.2%
Average Interest Rate	5.4%	5.4%	8.4%	5.4%	—%	—%	8.2%
Obligations Related to Capital Leases:
Variable-Rate ($U.S.) (6)	73.4	26.1	26.6	27.1	27.7	243.3	424.2	(421.6)	5.2%
Fixed-Rate ($U.S.) (6)	42.1	39.6	43.7	42.9	45.1	522.8	736.2	(727.4)	4.5%
Average Interest Rate (7)	4.6%	4.6%	4.6%	4.6%	4.6%	4.4%	4.5%
Interest Rate Swaps:
Contract Amount ($U.S.) (8)	309.2	226.9	244.4	275.9	25.9	215.4	1,297.7	(43.2)	2.9%
Average Fixed Pay Rate (2)	3.3%	2.6%	3.0%	2.1%	3.7%	3.4%	2.9%
Contract Amount (Euro) (4) (9)	142.4	10.2	11.0	11.7	12.6	45.1	233.0	(29.2)	3.1%
Average Fixed Pay Rate (3)	2.6%	3.7%	3.7%	3.7%	3.7%	3.9%	3.1%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and obligations related to capital leases, including the margin we pay on our floating-rate debt, which, as of December 31, 2017, ranged from 0.3% to 4.0% for U.S. Dollar denominated debt. The average interest rate for our obligations related to capital leases is the weighted-average interest rate implicit in our obligations related to capital leases at the inception of the leases.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The repayment amounts exclude a non-interest bearing loan of $10.0 million and reflect the refinancing completed in February 2018 of one of Teekay LNG's revolving facilities scheduled to mature in 2018 with a new $197 million revolving credit facility maturing in 2022.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2017.

(5)
Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at rates between 5.92% to 7.72%, and the transfer of principal fixed at $430.5 million upon maturities.

(6)	The amount of obligations related to capital leases represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(7)	The average interest rate is the weighted-average interest rate implicit in the obligations related to fixed-rate capital leases at the inception of the leases.

(8)
The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR. The table above does not reflect Teekay LNG's interest rate swaption agreements, whereby Teekay LNG has a one-time option to enter into an interest rate swap at a fixed rate with a third party, and the third party has a one-time option to require Teekay LNG to enter into an interest rate swap at a fixed rate. If Teekay LNG or the third party exercises its option, there will be cash settlements for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap. The net fair value of the interest rate swaption agreements as at December 31, 2017 was nominal. Please read “Item 18 – Financial Statements: Note 15 — Derivative Instruments and Hedging Activities”.

(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.
Equity Price Risk
We are exposed to the changes in the unit price of Teekay Offshore. We have stock purchase warrants entitling us to purchase an aggregate of 14.5 million common units of Teekay Offshore for an exercise price of $0.01 per common unit, which warrants become exercisable when Teekay Offshore's common unit volume-weighted average price is equal to or greater than $4.00 per common unit for 10 consecutive trading days until September 25, 2024. In addition, we hold 1.8 million warrants to purchase common units of Teekay Offshore that were issued in connection with Teekay Offshore's private placement of Series D Preferred Units in June 2016 with an exercise price of $4.55, which have a seven-year term and are exercisable any time and will be net settled in either cash or common units at Teekay Offshore’s option.
Commodity Price Risk
From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at December 31, 2017, we were not committed to any bunker fuel swap contracts.

Spot Tanker Market Rate Risk
We are exposed to fluctuations in spot tanker market rates which can adversely affect our revenues. To reduce its exposure, Teekay Tankers uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized losses on non-designated derivative instruments in our consolidated statements of (loss) income. As at December 31, 2017, we were not committed to any FFAs.

Item 12.	Description of Securities Other than Equity Securities
Not applicable.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15.	Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2017.

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
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining for us adequate internal control over financial reporting.

Our internal controls are designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2017.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15 (f) under the Exchange Act) that occurred during the year ended December 31, 2017.

Item 16A.	Audit Committee Financial Expert
The Board has determined that director and Chair of the Audit Committee, Alan Semple, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics
We have adopted a Standards of Business Conduct that applies to all employees and directors. This document is available under “Investors – Teekay Corporation – Governance” from the home page of our website (www.teekay.com). We also intend to disclose under “Investors – Teekay Corporation – Governance” in the Investors section of our web site any waivers to or amendments of our Standards of Business Conduct that benefit our directors and executive officers.

Item 16C.	Principal Accountant Fees and Services
Our principal accountant for 2017 and 2016 was KPMG LLP, Chartered Professional Accountants. The following table shows the fees Teekay and our subsidiaries paid or accrued for audit and other services provided by KPMG LLP for 2017 and 2016.

Fees(1) (in thousands of U.S. dollars)	2017	2016
Audit Fees (2)	$3,547	$3,542
Audit-Related Fees (3)	64	20
Tax Fees (4)	57	61
Total	$3,668	$3,623
___________________________

(1)	The fees for the period include the fees of Teekay Offshore Partners L.P. for the period from January 1, 2017 to September 25, 2017.

(2)
Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal controls over financial reporting, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries including professional services in connection with the review of our regulatory filings for public offerings of our subsidiaries. Audit fees for 2017 and 2016 include approximately $930,000 and $745,000, respectively, of fees paid to KPMG LLP by Teekay LNG that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG. Audit fees for 2017 and 2016 include approximately $437,000 and $1,136,000, respectively, of fees paid to KPMG LLP by our equity-accounted investee, Teekay Offshore, that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay Offshore. Audit fees for 2017 and 2016 include approximately $545,000 and $408,000, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.

(3)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, divestitures and other attestation services.

(4)	For 2017 and 2016, tax fees principally included corporate tax compliance fees.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2017 and 2016.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In October 2008, we announced that our Board of Directors had authorized the repurchase of up to $200 million of shares of our common stock. As at December 31, 2016, Teekay had repurchased 5.2 million shares of Common Stock for $162.3 million pursuant to such authorizations. The total remaining share repurchase authorization at December 31, 2017, was $37.7 million. Neither Teekay nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any shares of our common stock during 2016 and 2017.

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

Item 19.	Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Corporation. (10)
1.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation. (10)
1.3	Amended and Restated Bylaws of Teekay Corporation. (1)
2.1	Registration Rights Agreement among Teekay Corporation, Tradewinds Trust Co. Ltd., as Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK Trust. (2)
2.2	Specimen of Teekay Corporation Common Stock Certificate. (2)
2.8	Indenture dated as of January 27, 2010 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for $450,000,000 8.5% Senior Notes due 2020. (11)

2.10	First Supplemental Indenture dated November 16, 2015 among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for $200,000,000 8.5% Senior Unsecured Notes due 2021. (18)
2.11
Underwriting Agreement, dated January 24, 2018, by and between Teekay Corporation, Morgan Stanley & Co. LLC, and J.P. Morgan Securities LLC, acting on behalf of themselves and on behalf of the several purchases listed on Schedule I thereto. (23)

2.12	Indenture dated as of January 26, 2018, between Teekay Corporation and The Bank of New York Mellon, as Trustee. (23)
2.13	Purchase Agreement, dated January 24, 2018, between Teekay Corporation and J.P. Morgan Securities LLC, for itself and on behalf of the several initial purchasers listed in Schedule 1 thereto. (23)
4.1	1995 Stock Option Plan. (2)
4.2	Amendment to 1995 Stock Option Plan. (3)
4.3	Amended 1995 Stock Option Plan. (4)
4.4	Amended 2003 Equity Incentive Plan. (13)
4.5	Annual Executive Bonus Plan. (5)
4.7	Form of Indemnification Agreement between Teekay and each of its officers and directors. (2)
4.8	Amended Rights Agreement, dated as of July 2, 2010 between Teekay Corporation and The Bank of New York, as Rights Agent. (6)
4.14	Agreement dated August 23, 2006, for a $330,000,000 Secured Reducing Revolving Loan Facility among Teekay LNG Partners L.P., ING Bank N.V. and various other banks. (7)
4.15	Agreement, dated November 28, 2007 for a $845,000,000 Secured Reducing Revolving Loan Facility among Teekay Corporation, Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (8)
4.17
Amended and Restated Omnibus Agreement dated as of December 19, 2006, among Teekay Corporation, Teekay GP L.L.C., Teekay LNG Partners L.P., Teekay LNG Operating L.L.C., Teekay Offshore GP L.L.C., Teekay Offshore Partners L.P., Teekay Offshore Operating GP. L.L.C. and Teekay Offshore Operating L.P. (9)

4.18	2013 Equity Incentive Plan. (12)
4.19	Agreement, dated December 21, 2012 for a $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (14)
4.20	Amendment Agreement, dated December 18, 2013 for a $300,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (15)
4.21	Agreement, dated February 24, 2014 for a $815,000,000 Secure Term Loan Facility Agreement among Knarr L.L.C., Citibank, N.A. and others. (16)
4.22
Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C in connection with the Yamal LNG Project. (17)

4.23	Agreement dated December 17, 2014, for a $450,000,000 secured loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. (17)
4.24	Amendment Agreement No. 2, dated December 19, 2014 for a $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (17)
4.25	Amendment Agreement No. 3, dated October 5, 2015 for a $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (18)
4.26	Amendment Agreement No. 4, dated December 17, 2015 for a $300,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (18)
4.27	Agreement, dated July 31, 2015, among OOGTK Libra GmbH & Co KG, ABN AMRO Bank N.V. and various other banks for a $803,711,786.92 term loan due 2027. (18)
4.28	Purchase Agreement, dated November 10, 2015, between Teekay Corporation and J.P. Morgan Securities LLC, for itself and on behalf of the several initial purchasers listed in Schedule 1 thereto. (18)
4.29
Registration Rights Agreement, dated November 16, 2015 by and among Teekay Corporation and J.P. Morgan Securities LLC, for itself and as representative of the several initial purchasers listed in Schedule 1 thereto. (18)

4.30
Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016 between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks, for a $894.4 million long-term debt facility. (18)

4.31	Share Purchase Agreement, dated May 18, 2016, by and among Teekay Corporation and the purchasers named therein.(19)
4.32	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Corporation and the investors named therein.(19)
4.33	Equity Distribution Agreement, dated September 9, 2016, between Teekay Corporation and Citigroup Global Markets Inc.(20)
4.34	Warrant Agreement dated as of September 25, 2017, between Teekay Offshore Partners L.P. and Teekay Shipping Limited. (21)
4.35	Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C., dated as of September 25, 2017, by and between Teekay Holdings Limited and Brookfield TK TOGP L.P. (21)

4.36	Registration Rights Agreement, dated as of September 25, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (21)
4.37	Investment Agreement, dated as of July 26, 2017, between Teekay Offshore Partners L.P. and Teekay Holdings Limited (22)
4.38	Purchase Agreement, dated as of July 26, 2017, between Teekay Holdings Limited and Brookfield TK TOGP L.P. (22)
4.39	Amended and Restated Subordinate Promissory Note, dated as of July 26, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (22)
4.40	Master Services Agreement, dated as of September 25, 2017, by and between Teekay Corporation, Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P. (21)
4.41	Trademark License Agreement, dated as of September 25, 2017, by and between Teekay Corporation and Teekay Offshore Partners L.P. (21)
8.1	List of Subsidiaries.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.
13.1	Teekay Corporation Certification of Kenneth Hvid, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of KPMG LLP, as independent registered public accounting firm.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
_________________________

(1)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on August 31, 2011, and hereby incorporated by reference to such Report.

(2)
Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.

(3)	Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on May 2, 2000, and hereby incorporated by reference to such Report.

(4)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Report.

(5)	Previously filed as exhibit 4.28 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 8, 2005, and hereby incorporated by reference to such Report.

(6)	Previously filed as exhibit 1.2 to the Company’s Form 8-A/A (File No.1-12874), filed with the SEC on July 2, 2010, and hereby incorporated by reference to such Report.

(7)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on December 21, 2006, and hereby incorporated by reference to such Report.

(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 11, 2008, and hereby incorporated by reference to such Report.

(9)	Previously filed as exhibit 4.15 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.

(10)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and hereby incorporated by reference to such Report.

(11)	Previously filed as exhibit 1.1 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on January 27, 2010, and hereby incorporated by reference to such Report.

(12)
Previously filed as exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-187142), filed with the SEC on March 8, 2013, and hereby incorporated by reference to such Registration Statement.

(13)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 25, 2012, and hereby incorporated by reference to such Report.

(14)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 29, 2013, and hereby incorporated by reference to such Report.

(15)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 28, 2014, and hereby incorporated by reference to such Report.

(16)	Previously filed as exhibit 4.1 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on September 2, 2014, and hereby incorporated by reference to such Report.

(17)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 29, 2015, and hereby incorporated by reference to such Report.

(18)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 26, 2016, and hereby incorporated by reference to such Report.

(19)	Previously filed as exhibits 10.1 and 4.1 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on June 30, 2016, and hereby incorporated by reference to such Report.

(20)	Previously filed as exhibit 1.1 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on September 9, 2016, and hereby incorporated by reference to such Report.

(21)
Previously filed as exhibits 4.1, 4.2, 4.3, 10.4 and 10.5 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on November 22, 2017, and hereby incorporated by reference to such Report.

(22)	Previously filed as exhibits 10.1, 10.2 and 10.3 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 1, 2017, and hereby incorporated by reference to such Report.

(23)	Previously filed as exhibits 1.1, 4.1 and 10.1 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on January 26, 2018, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION
By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Dated: April 30, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
TEEKAY CORPORATION

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Teekay Corporation and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of (loss) income, comprehensive (loss) income, cash flows, and changes in total equity for each of the years in the three‑year period ended December 31, 2017, and the related notes and financial statement schedule I (collectively, the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for Business Combinations as of October 1, 2017, due to the adoption of Accounting Standards Update 2017-01 Clarifying the Definition of a Business.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2011.
Vancouver, Canada
April 30, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
TEEKAY CORPORATION
Opinion on Internal Control Over Financial Reporting

We have audited Teekay Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of (loss) income, comprehensive (loss) income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and our report dated April 30, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 30, 2018

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Revenues (note 13)	1,880,332	2,328,569	2,450,382
Voyage expenses	(153,766)	(138,339)	(115,787)
Vessel operating expenses (note 13)	(731,150)	(825,024)	(844,039)
Time-charter hire expense	(120,893)	(150,145)	(138,548)
Depreciation and amortization	(485,829)	(571,825)	(509,500)
General and administrative expenses (note 13)	(106,150)	(119,889)	(133,184)
Asset impairments (note 18a)	(232,659)	(45,796)	(67,744)
Net loss on sale of vessels, equipment and other operating assets (note 18b)	(38,084)	(66,450)	(2,431)
Restructuring charges (note 20)	(5,101)	(26,811)	(14,017)
Income from vessel operations	6,700	384,290	625,132
Interest expense	(268,400)	(282,966)	(242,469)
Interest income	6,290	4,821	5,988
Realized and unrealized loss on non-designated derivative instruments (note 15)	(38,854)	(35,091)	(102,200)
Equity (loss) income (notes 4a and 22)	(37,344)	85,639	102,871
Foreign exchange loss (notes 8 and 15)	(26,463)	(6,548)	(2,195)
Loss on deconsolidation of Teekay Offshore (note 3)	(104,788)	—	—
Other (loss) income (note 14)	(53,981)	(39,013)	1,566
Net (loss) income before income taxes	(516,840)	111,132	388,693
Income tax (expense) recovery (note 21)	(12,232)	(24,468)	16,767
Net (loss) income	(529,072)	86,664	405,460
Less: Net loss (income) attributable to non-controlling interests (note 1)	365,796	(209,846)	(323,309)
Net (loss) income attributable to shareholders of Teekay Corporation	(163,276)	(123,182)	82,151
Per common share of Teekay Corporation (note 19)
• Basic (loss) earnings attributable to shareholders of Teekay Corporation	(1.89)	(1.62)	1.13
• Diluted (loss) earnings attributable to shareholders of Teekay Corporation	(1.89)	(1.62)	1.12
• Cash dividends declared	0.2200	0.2200	1.7325
Weighted average number of common shares outstanding (note 19)
• Basic	86,335,473	79,211,154	72,665,783
• Diluted	86,335,473	79,211,154	73,190,564
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands of U.S. dollars)

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Net (loss) income	(529,072)	86,664	405,460
Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized gain (loss) on marketable securities	438	47	(463)
Unrealized loss on qualifying cash flow hedging instruments	(1,895)	(2,183)	(2,564)
Pension adjustments, net of taxes	1,463	7,594	14,178
Foreign exchange gain (loss) on currency translation	1,279	179	(217)
Amounts reclassified from accumulated other comprehensive loss
To other income:
Sale of marketable securities	(22)	—	—
To general and administrative expenses:
Settlement of defined benefit pension plan	—	(3,905)	(140)
To interest expense:
Realized loss on qualifying cash flow hedging instruments	1,614	—	—
To equity income:
Realized loss on qualifying cash flow hedging instruments	2,470	3,486	2,613
Other comprehensive income	5,347	5,218	13,407
Comprehensive (loss) income	(523,725)	91,882	418,867
Less: Comprehensive loss (income) attributable to non-controlling interests	364,422	(211,823)	(323,309)
Comprehensive (loss) income attributable to shareholders of Teekay Corporation	(159,303)	(119,941)	95,558
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2017 $	As at December 31, 2016 $
ASSETS
Current
Cash and cash equivalents (note 8)	445,452	567,994
Restricted cash (notes 10 and 15)	38,179	107,672
Accounts receivable, including non-trade of $15,273 (2016 - $33,924) and related party balances of $16,068 (2016 - $26,471)	159,859	295,357
Assets held for sale (note 18)	33,671	61,282
Net investment in direct financing leases (note 9)	9,884	154,759
Prepaid expenses and other (note 15)	38,180	84,899
Current portion of loans to equity-accounted investees (note 22)	107,486	9,471
Total current assets	832,711	1,281,434
Restricted cash - non-current (note 16d)	68,543	129,576
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,293,447 (2016 - $3,294,021)	3,491,491	7,666,975
Vessels related to capital leases, at cost, less accumulated amortization of $51,290 (2016 – $69,072) (note 10)	1,272,560	484,253
Advances on newbuilding contracts and conversion costs (note 16a)	444,493	987,658
Total vessels and equipment	5,208,544	9,138,886
Net investment in direct financing leases - non-current (note 9)	486,106	505,835
Loans to equity-accounted investees and joint venture partners, bearing interest between nil and LIBOR plus margins up to 1.25% (note 22)	146,420	292,209
Equity-accounted investments (notes 16b and 22)	1,130,198	1,010,308
Other non-current assets	83,211	190,699
Intangible assets – net (note 6)	93,014	89,175
Goodwill (note 6)	43,690	176,630
Total assets	8,092,437	12,814,752
LIABILITIES AND EQUITY
Current
Accounts payable	24,107	53,507
Accrued liabilities and other (notes 7, 15 and 20)	282,352	391,900
Advances from affiliates	49,100	11,785
Current portion of derivative liabilities (note 15)	80,423	115,813
Current portion of long-term debt (note 8)	800,897	998,591
Current obligation related to capital leases (note 10)	114,173	40,353
Current portion of in-process revenue contracts (note 6)	13,880	34,511
Total current liabilities	1,364,932	1,646,460
Long-term debt (note 8)	2,616,808	5,640,955
Long-term obligation related to capital leases (note 10)	1,046,284	352,486
Derivative liabilities (note 15)	48,388	415,041
In-process revenue contracts (note 6)	24,313	88,179
Other long-term liabilities (note 7)	112,056	333,236
Total liabilities	5,212,781	8,476,357
Commitments and contingencies (notes 4, 8, 9, 10, 15 and 16)
Redeemable non-controlling interest (note 16e)	—	249,102
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 89,127,041 shares outstanding and issued (2016 – 86,149,975)) (note 12)	919,078	887,075
(Accumulated deficit) retained earnings	(135,892)	22,893
Non-controlling interest	2,102,465	3,189,928
Accumulated other comprehensive loss (note 1)	(5,995)	(10,603)
Total equity	2,879,656	4,089,293
Total liabilities and equity	8,092,437	12,814,752
Subsequent events (note 23)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(529,072)	86,664	405,460
Non-cash items:
Depreciation and amortization	485,829	571,825	509,500
Amortization of in-process revenue contracts	(26,958)	(28,109)	(30,085)
Unrealized (gain) loss on derivative instruments	(95,556)	(145,116)	51,910
Asset impairments	232,659	45,796	67,744
Loss on sale of vessels and equipment	38,084	66,450	2,431
Loss on deconsolidation of Teekay Offshore (note 3)	104,788	—	—
Equity loss (income), net of dividends received	87,602	(47,563)	3,203
Income tax expense (recovery)	12,232	24,468	(16,767)
Unrealized foreign exchange loss (gain) and other	148,469	53,999	(136,893)
Change in operating assets and liabilities (note 17)	106,567	38,333	(12,291)
Expenditures for dry docking	(50,899)	(45,964)	(68,380)
Net operating cash flow	513,745	620,783	775,832
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	1,007,010	2,075,014	2,452,878
Prepayments of long-term debt	(831,901)	(1,872,573)	(554,831)
Scheduled repayments of long-term debt	(687,544)	(967,146)	(1,040,292)
Proceeds from financing related to sales and leaseback of vessels	809,935	355,306	—
Repayments of obligations related to capital leases	(46,090)	(21,595)	(4,423)
Decrease (increase) in restricted cash	104,142	(49,079)	(21,005)
Net proceeds from equity issuances of subsidiaries (note 5)	172,930	327,419	575,368
Net proceeds from equity issuances of Teekay Corporation	25,636	105,462	—
Acquisition of shares in Teekay Tankers	(19,444)	—	—
Distribution from subsidiaries to non-controlling interests	(103,150)	(136,151)	(360,392)
Cash dividends paid	(18,977)	(17,406)	(125,881)
Other financing activities	5,337	87	(2,488)
Net financing cash flow	417,884	(200,662)	918,934
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(1,054,052)	(648,326)	(1,795,901)
Proceeds from sale of vessels and equipment	73,712	252,656	20,472
Investment in equity-accounted investees	(98,774)	(61,885)	(40,595)
(Advances to) loan repayments from equity-accounted investees	(12,946)	(96,823)	53,173
Increase in restricted cash	—	—	(34,290)
Cash of Tankers Investments Ltd. upon acquisition, net of transaction costs (note 4a)	30,831	—	—
Cash of Teekay Offshore upon deconsolidation, net of proceeds received	(17,977)	—	—
Purchase of SPT (net of cash acquired $377)	—	—	(46,961)
Direct financing lease payments received	17,422	23,535	20,824
Other investing activities	7,613	324	—
Net investing cash flow	(1,054,171)	(530,519)	(1,823,278)
Decrease in cash and cash equivalents	(122,542)	(110,398)	(128,512)
Cash and cash equivalents, beginning of the year	567,994	678,392	806,904
Cash and cash equivalents, end of the year	445,452	567,994	678,392
Supplemental cash flow information (note 17)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and shares)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Retained Earnings (Accu- mulated Deficit)	Accumul- ated Other Compre- hensive Loss $	Non- controlling Interest $	Total $	Redeemable Non- controlling Interest $
Balance at December 31, 2014	72,501	770,759	355,867	(28,298)	2,290,305	3,388,633	12,842
Net income			82,151		323,309	405,460
Reclassification of redeemable non-controlling interest in net income					(13,280)	(13,280)	13,280
Other comprehensive income				13,407	—	13,407
Dividends declared			(126,391)		(354,069)	(480,460)	(20,201)
Reinvested dividends	1	10				10
Exercise of stock options and other (note 12)	209	1,217				1,217
Employee stock compensation (note 12)		3,032				3,032
Dilution loss on equity issuances of subsidiaries (note 5)			(152,729)			(152,729)
Changes to non-controlling interest from equity contributions and other					535,784	535,784	249,750
Balance at December 31, 2015	72,711	775,018	158,898	(14,891)	2,782,049	3,701,074	255,671
Net (loss) income			(123,182)		209,846	86,664
Reclassification of redeemable non-controlling interest in net income					(25,342)	(25,342)	25,342
Other comprehensive income				3,241	1,977	5,218
Dividends declared			(17,562)		(120,801)	(138,363)	(27,058)
Reinvested dividends	1	4				4
Employee stock compensation and other (note 12)	102	6,591				6,591
Equity offerings (note 12)	13,336	105,462				105,462
Dilution gains on equity issuances of subsidiaries (note 5)			9,732			9,732
Changes to non-controlling interest from equity contributions and other			(4,993)	1,047	342,199	338,253	(4,853)
Balance at December 31, 2016	86,150	887,075	22,893	(10,603)	3,189,928	4,089,293	249,102
Net loss			(163,276)		(365,796)	(529,072)
Reclassification of redeemable non-controlling interest in net income					(18,610)	(18,610)	18,610
Other comprehensive income				3,973	1,374	5,347
Dividends declared			(19,039)		(107,609)	(126,648)	(13,699)
Reinvested dividends	1	4				4
Employee stock compensation and other (note 12)	112	6,363				6,363
Equity offerings (note 12)	2,864	25,636				25,636
Dilution gains on equity issuances of subsidiaries (note 5)			23,530			23,530
Impact of deconsolidation of Teekay Offshore (note 3)				643	(882,473)	(881,830)	(255,802)
Changes to non-controlling interest from equity contributions and other				(8)	285,651	285,643	1,789
Balance at December 31, 2017	89,127	919,078	(135,892)	(5,995)	2,102,465	2,879,656	—
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

1. Summary of Significant Accounting Policies
Basis of presentation
These consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of The Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain of Teekay’s significant non-wholly owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the following publicly traded subsidiaries (collectively, the Public Subsidiaries): Teekay LNG Partners L.P. (or Teekay LNG); Teekay Tankers Ltd. (or Teekay Tankers); and until September 25, 2017, Teekay Offshore Partners L.P. (or Teekay Offshore).

On September 25, 2017, Teekay, Teekay Offshore and Brookfield Business Partners L.P. together with its institutional partners (collectively, Brookfield) finalized a strategic partnership (or the Brookfield Transaction) which resulted in the deconsolidation of Teekay Offshore as of that date (see Note 3). Although Teekay owned less than 50% of Teekay Offshore, Teekay maintained control of Teekay Offshore until September 25, 2017, by virtue of its 100% ownership interest in the general partner of Teekay Offshore, which is a master limited partnership. In connection with Brookfield's acquisition of a 49% interest in Teekay Offshore's general partner, Teekay Offshore GP LLC (or TOO GP), Teekay and Brookfield entered into an amended limited liability company agreement whereby Brookfield obtained certain participatory rights in the management of TOO GP, which resulted in Teekay deconsolidating Teekay Offshore for accounting purposes on September 25, 2017. Subsequent to the closing of the Brookfield Transaction, Teekay has significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method. As of December 31, 2017, Teekay owned a 13.8% interest in the common units of Teekay Offshore (27.5% - December 31, 2016).

As of December 31, 2017, Teekay owned a 33.0% interest in Teekay LNG (33.1% - December 31, 2016), including common units and its 2% general partner interest, and 28.8% of the capital stock of Teekay Tankers (25.4% - December 31, 2016), including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. While Teekay owns less than 50% of Teekay LNG and Teekay Tankers, Teekay maintains control of Teekay LNG by virtue of its 100% ownership interest in the general partner of Teekay LNG , which is a master limited partnership, and maintains control of Teekay Tankers through its ownership of a sufficient number of Class A common shares and Class B common shares, which provide increased voting rights, to maintain a majority voting interest in Teekay Tankers and thus consolidates these subsidiaries.

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

Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period relating to certain operating activities in the Company's consolidated statements of cash flows. In addition, as the Company has determined that the entities that have financed certain of Teekay LNG's LNG carriers or LNG carrier newbuildings through sale-leaseback transactions are variable interest entities that should be consolidated, the presentation of the sale-leaseback transactions in the consolidated statements of cash flows has been adjusted to reflect these transactions as financing activities instead of investing activities in the current and comparative period. This has resulted in a decrease in net investing cash flow of $355 million and an increase in net financing cash flow of $355 million for the year ended December 31, 2016.
Non-Controlling Interests
Where Teekay’s ownership interest in a consolidated subsidiary is less than 100%, the non-controlling interests’ share of these non-wholly- owned subsidiaries is reported in the Company’s consolidated balance sheets as a separate component of equity. The non-controlling interests’ share of the net income of these non-wholly owned subsidiaries is reported in the Company’s consolidated statements of (loss) income as a deduction from the Company’s net (loss) income to arrive at net (loss) income attributable to shareholders of Teekay.

The basis for attributing net income or loss of each non-wholly owned subsidiary to the controlling interest and the non-controlling interests, with the exception of Teekay LNG and Teekay Offshore, until its deconsolidation on September 25, 2017, was based on the relative ownership interests of the non-controlling interests compared to the controlling interest, which is consistent with how dividends and distributions were paid or were payable for these non-wholly owned subsidiaries.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Teekay LNG and Teekay Offshore each have limited partners and one general partner. Teekay LNG's general partner is wholly-owned by Teekay, and until September 25, 2017, Teekay Offshore's general partner was wholly owned by Teekay. For both Teekay LNG and Teekay Offshore, the limited partners hold common units and preferred units. For each quarterly period (with regards to Teekay Offshore, until its deconsolidation on September 25, 2017), the method of attributing Teekay LNG’s and Teekay Offshore’s net income (loss) of that period to the non-controlling interests of Teekay LNG and Teekay Offshore began by attributing net income (loss) of Teekay Offshore and Teekay LNG to the non-controlling interests which hold 100% of the preferred units of Teekay Offshore, except for Series D Preferred Units, of which they held 74% until redemption in September 2017, and 100% of the preferred units of Teekay LNG based on the amount of preferred unit distributions declared for the quarterly period. The remaining net income (loss) to be attributed to the controlling interest and the non-controlling interests of Teekay LNG and Teekay Offshore was then divided into two components. The first component consists of the cash distribution that Teekay LNG or Teekay Offshore will declare and pay to limited and general partners for that quarterly period (or the Distributed Earnings). The second component consists of the difference between (a) the net income (loss) of Teekay LNG or Teekay Offshore that is available to be allocated to the common unitholders and the general partner of such entity and (b) the amount of the first component cash distribution (or the Undistributed Earnings). The portion of the Distributed Earnings that is allocated to the non-controlling interests is the amount of the cash distribution that Teekay LNG or Teekay Offshore will declare and pay to the non-controlling interests for that quarterly period. The portion of the Undistributed Earnings that is allocated to the non-controlling interests is based on the relative ownership percentages of the non-controlling interests of Teekay LNG and Teekay Offshore compared to the controlling interest. The controlling interests include both limited partner common units and the general partner interests.

The total net income of Teekay’s consolidated partially-owned entities and the attribution of that net income to controlling and non-controlling interests is as follows:

	Net income (loss) attributable to non-controlling interests						Controlling Interest				Net income (loss) of consolidated partially-owned entities (1)
	Non-public partially-owned subsidiaries	Preferred unit holders	Distri- buted Earnings(2)	Undistri- buted Earnings		Total Net income (loss) attributable	Distri- buted Earnings	Undistri- buted Earnings		Total Controlling Interest (Teekay)
Teekay Offshore	8,262	36,339	16,312	(398,185)	(3)	(337,272)	5,981	334,033	(3)	340,014	2,742
Teekay LNG	(54)	13,979	30,474	(41,520)		2,879	15,027	(18,995)		(3,968)	(1,089)
Teekay Tankers	—	—	—	(28,893)		(28,893)	—	(30,434)		(30,434)	(59,327)
Other entities and eliminations	—	—	—	—		(2,510)
For the Year Ended December 31, 2017	8,208	50,318	46,786	(468,598)		(365,796)
Teekay Offshore	11,858	45,835	41,688	(46,155)		53,226	18,378	(27,129)		(8,751)	44,475
Teekay LNG	17,514	2,719	30,444	60,545		111,222	15,026	31,717		46,743	157,965
Teekay Tankers	—	—	—	47,459		47,459	—	15,396		15,396	62,855
Other entities and eliminations	—	—	—	—		(2,061)
For the Year Ended December 31, 2016	29,372	48,554	72,132	61,849		209,846
Teekay Offshore	13,911	28,609	119,971	(103,949)		58,542	70,414	(38,913)		31,501	90,043
Teekay LNG	16,627	—	120,482	(1,510)		135,599	82,791	(880)		81,911	217,510
Teekay Tankers	—	—	—	129,725		129,725	—	47,202		47,202	176,927
Other entities and eliminations	—	—	—	—		(557)
For the Year Ended December 31, 2015	30,538	28,609	240,453	24,266		323,309

(1)	Includes earnings from common shares and preferred shares.

(2)
Excludes the results of the acquisition of interests in vessels between Teekay Corporation, Teekay Offshore and Teekay Tankers during the periods the vessels were under common control and had begun operations.

(3)
Subsequent to the formation of Teekay Offshore, Teekay sold certain vessels to Teekay Offshore. As Teekay Offshore was a non-wholly-owned consolidated subsidiary of Teekay at the date of the sales, all of the gain or loss on sales of these vessels was fully eliminated upon consolidation. Consequently, the portion of the gain or loss attributable to Teekay’s reduced interest in the vessels was deferred. The total unrecognized net deferred gain relating to the vessels previously sold from Teekay to Teekay Offshore was $349.6 million. Upon deconsolidation of Teekay Offshore, such amount was recognized as an increase to net loss attributable to non-controlling interests for the year ended December 31, 2017.

When Teekay’s non-wholly-owned subsidiaries declare dividends or distributions to their owners, or require all of their owners to contribute capital to the non-wholly-owned subsidiaries, such amounts are paid to, or received from, each of the owners of the non-wholly-owned subsidiaries based on the relative ownership interests in the non-wholly-owned subsidiary. As such, any dividends or distributions paid to, or capital contributions received from, the non-controlling interests are reflected as a reduction (dividends or distributions) or an increase (capital contributions) in non-controlling interest in the Company’s consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

When Teekay’s non-wholly-owned subsidiaries issue additional equity interests to non-controlling interests, Teekay is effectively selling a portion of the non-wholly-owned subsidiaries. Consequently, the proceeds received by the subsidiaries from their issuance of additional equity interests are allocated between non-controlling interest and retained earnings in the Company’s consolidated balance sheets. The portion allocated to non-controlling interest on the Company’s consolidated balance sheets consists of the carrying value of the portion of the non-wholly-owned subsidiary that is effectively disposed of, with the remaining amount attributable to the controlling interest, which consists of the Company’s dilution gain or loss that is reflected in retained earnings.
Reporting currency
The consolidated financial statements are stated in U.S. Dollars. The functional currency of the Company is the U.S. Dollar because the Company operates in the international shipping market, which typically utilizes the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of (loss) income.
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

The Company employs four LNG carriers, and until September 2017, employed an FSO unit and volatile organic compound emissions (or VOC) equipment relating to Teekay Offshore, on long-term time charters which are accounted for as direct financing leases. The lease payments received by the Company under these lease arrangements are allocated between the net investments in the leases and revenues or other income using the effective interest method so as to produce a constant periodic rate of return over the lease terms.
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
Other Revenue
Other revenues are earned from the offshore ship-to-ship transfer of commodities, primarily crude oil and refined oil products, but also liquid gases and various other products which are referred to as support operations. In addition, other revenues are also earned from other technical activities such as terminal management, consultancy, procurement and equipment rental, and from services provided such as commercial, technical, crew training, strategic, business development, administrative, project management and engineering. Other revenues from short-term contracts are recognized as services are completed based on percentage of completion or in the case of long-term contracts, are recognized over the duration of the contract period.

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
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There were no significant amounts recorded as allowance for doubtful accounts as at December 31, 2017 and 2016.
Vessels and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Vessel capital modifications include the addition of new equipment or certain modifications to the vessel that are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2017, 2016, and 2015, aggregated $36.3 million, $36.9 million and $22.0 million, respectively.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for tankers carrying crude oil and refined product, 30 years for liquefied petroleum gas (or LPG) carriers and 35 years for LNG carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for those periods of time. The Company considers shuttle tankers to be comprised of two components: (i) a conventional tanker (or the tanker component) and (ii) specialized shuttle equipment (or the shuttle component). The Company differentiates these two components on the principle that a shuttle tanker can also operate as a conventional tanker without the use of the shuttle component. The economics of this alternate use depend on the supply and demand fundamentals in the two segments. The Company has assessed the useful life of the tanker component as being 25 years and the shuttle component as being 20 years. FPSO units are depreciated using an estimated useful life of 20 to 25 years commencing the date the unit is installed at the oil field and is in a condition that is ready to operate. FSO units are depreciated over the estimated term of the contract. Units for maintenance and safety (or UMS) are depreciated over an estimated useful life of 35 years commencing the date the unit arrives at the oil field and is in a condition that is ready to operate. Long-distance towing and offshore installation vessels are depreciated over an estimated useful life of 25 years commencing the date the vessel is delivered from the shipyard. Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases. Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2017, 2016, and 2015 aggregated $397.6 million, $492.0 million and $445.2 million, respectively. Amortization of vessels related to capital leases was $28.0 million, $12.8 million and $5.4 million for the years ended December 31, 2017, 2016, and 2015, respectively.

Generally, the Company dry docks each conventional oil tanker and gas carrier every two and a half to five years. FPSO units are generally not dry docked and maintenance is performed on these units while at sea. The Company capitalizes a substantial portion of the costs incurred during dry docking and amortizes those costs on a straight-line basis over their estimated useful life, which typically is from the completion of a dry docking or intermediate survey to the estimated completion of the next dry docking. The Company includes in capitalized dry-docking costs those costs incurred as part of the dry docking to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking, and for annual class survey costs on the Company’s FPSO units.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The continuity of capitalized dry-docking costs for the years ended December 31, 2017, 2016, and 2015, is summarized as follows:

	Year Ended December 31,
	2017 $	2016 $	2015 $
Balance at the beginning of the year	135,700	150,702	135,331
Costs incurred for dry dockings	52,677	47,980	69,927
Dry-dock amortization	(49,686)	(55,026)	(47,271)
Write-down / sales of vessels	(49,319)	(7,956)	(7,285)
Balance at the end of the year	89,372	135,700	150,702

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

Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining term of the capital lease. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of a sale-leaseback transaction is less than its book value. In such case, the Company would recognize a loss in the amount by which book value exceeds fair value.
Other loan receivables
The Company’s investments in loan receivables are recorded at cost. The Company analyzes its loans for collectability during each reporting period. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining that a loan is impaired include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available) any information provided by the debtor regarding its ability to repay the loan and the fair value of the underlying collateral. When a loan is impaired, the Company measures the amount of the impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting impairment in the consolidated statements of (loss) income. The carrying value of the loans will be adjusted each subsequent reporting period to reflect any changes in the present value of estimated future cash flows.

The following table contains a summary of the Company’s financing receivables by type of borrower, the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis, and the grade as of December 31, 2017.

			December 31,
Class of Financing Receivable	Credit Quality Indicator	Grade	2017 $	2016 $
Direct financing leases	Payment activity	Performing	495,990	660,594
Other loan receivables
Loans to equity-accounted investees and joint venture partners	Other internal metrics	Performing	253,906	304,030
Long-term receivable included in other assets	Payment activity	Performing	12,175	17,712
			762,071	982,336
Joint ventures
The Company’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered an other than temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated statements of (loss) income.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Debt issuance costs
Debt issuance costs related to a recognized debt liability, including fees, commissions and legal expenses, are deferred and presented as a direct reduction from the carrying amount of that debt liability and amortized on an effective interest rate method over the term of the relevant loan. Debt issuance costs related to loan facilities without a recognized debt liability or where the debt issuance costs exceed the carrying value of the related debt liability are deferred and presented as non-current assets in the consolidated balance sheets. Amortization of debt issuance costs is included in interest expense.

Fees paid to amend a non-revolving credit facility shall be associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized. Any unamortized debt issuance costs would be written off. If the amendment is considered not to be a substantial amendment, then the fees would be associated with the replacement or modified debt instrument and, along with any existing unamortized premium or discount, would be amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the effective interest method. Other related costs incurred with third parties directly related to the modification, other than the loan amendment fee, are expensed as incurred.

Fees paid to amend revolving credit facilities are deferred and amortized over the term of the modified credit facility. If the borrowing capacity under the credit facility is increased as a result of the amendment, unamortized loan costs of the original facility would be deferred and amortized over the term of the modified credit facility. If the borrowing capacity is decreased as a result of the amendment, a proportionate amount, based on the reduction in borrowing capacity, of the unamortized debt issuance costs of the original facility would be written off and the remaining amount would be deferred and amortized over the term of the modified credit facility.
Derivative instruments
All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and whether the contract qualifies for hedge accounting. The Company does not apply hedge accounting to its derivative instruments, except for certain types of interest rate swaps (See Note 15).

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive loss in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item (e.g. interest expense) in the consolidated statements of (loss) income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the corresponding earnings line item (e.g. interest expense) in the consolidated statements of (loss) income. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item (e.g. interest expense) in the consolidated statements of (loss) income. If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the corresponding earnings line item (e.g. interest expense) in the consolidated statements of (loss) income.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt, non-designated bunker fuel swap contracts and forward freight agreements, and non-designated foreign currency forward contracts are recorded in realized and unrealized loss on non-designated derivative instruments. Gains and losses from the Company’s non-designated cross currency swaps are recorded in foreign exchange loss in the consolidated statements of (loss) income.
Goodwill and intangible assets
Goodwill is not amortized, but is reviewed for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The Company’s intangible assets consist primarily of acquired time-charter contracts, contracts of affreightment, and customer relationships. The value ascribed to the acquired time-charter contracts and contracts of affreightment is amortized over the life of the associated contract, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts. The value ascribed to customer relationships intangible assets is amortized over the expected life of a customer contract or the expected duration that the customer relationships are estimated to contribute to the cash flows of the Company. The amount amortized each year is weighted based on the projected revenue to be earned under the contracts or projected revenue to be earned as a result of the customer relationships.
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

The Company records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related equipment. Each period, the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability. As at December 31, 2017, the ARO and associated receivable, which is recorded in other non-current assets, were $27.3 million and $7.4 million, respectively (2016 - $44.7 million and $27.9 million, respectively). Teekay Offshore was deconsolidated on September 25, 2017. As of December 31, 2016, the ARO of $44.7 million included $21.7 million related to Teekay Offshore and the associated receivable of $27.9 million included $21.7 million related to Teekay Offshore.
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
Income taxes
The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the consolidated financial statement basis and the tax basis of the Company’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Qualifying Cash Flow Hedging Instruments $	Pension Adjustments $	Unrealized (Loss) Gain on Available for Sale Marketable Securities $	Foreign Exchange Gain (Loss) on Currency Translation $	Total $
Balance as of December 31, 2014	(468)	(29,888)	—	2,058	(28,298)
Other comprehensive income (loss)	49	14,038	(463)	(217)	13,407
Balance as of December 31, 2015	(419)	(15,850)	(463)	1,841	(14,891)
Other comprehensive income and other	378	3,690	47	173	4,288
Balance as of December 31, 2016	(41)	(12,160)	(416)	2,014	(10,603)
Other comprehensive income and other	1,450	1,463	416	1,279	4,608
Balance as of December 31, 2017	1,409	(10,697)	—	3,293	(5,995)
Employee pension plans
The Company has defined contribution pension plans covering the majority of its employees. Pension costs associated with the Company’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. With the exception of certain of the Company’s employees in Australia and Norway, the Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company matches all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2017, 2016, and 2015, the amount of cost recognized for the Company’s defined contribution pension plans was $11.8 million, $13.5 million and $15.2 million, respectively.

The Company also has defined benefit pension plans (or the Benefit Plans) covering certain of its employees in Norway and Australia. The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The overfunded or underfunded status of the defined benefit pension plans is recognized as assets or liabilities in the consolidated balance sheets. The Company recognizes as a component of other comprehensive loss, the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs. As at December 31, 2017, approximately 65% of the defined benefit pension assets were held by the Norwegian plans and approximately 35% were held by the Australian plan. The pension assets in the Norwegian plans have been guaranteed a minimum rate of return by the provider, thus reducing potential exposure to the Company to the extent the provider honors its obligations. The Company's funded status deficiency was $1.5 million and $2.5 million at December 31, 2017 and 2016, respectively.
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
Accounting pronouncements not yet adopted
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which includes (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Company January 1, 2018 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has elected to apply ASU 2014-09 only to those contracts that are not completed as of January 1, 2018. The Company will adopt ASU 2014-09 as a cumulative-effect adjustment as of the date of adoption. The Company has identified the following differences based on the work performed to date:

•
The Company currently presents the net allocation for its vessels participating in revenue sharing arrangements as revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the revenue sharing arrangements. As such, the revenue from those voyages will be presented in voyage revenues and the difference between this amount and the Company's net allocation from the revenue sharing arrangement will be presented as voyage expenses. There will be no cumulative impact to opening equity as at January 1, 2018.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

•
The Company manages vessels owned by its equity accounted investments and third parties. Upon the adoption of ASU 2014-09, costs incurred by the Company for its seafarers will be presented as vessel operating expenses and the reimbursement of such expenses will be presented as revenue, instead of such amounts being presented on a net basis. The Company is in the process of finalizing which vessels this applies to. There will be no cumulative impact to opening equity as at January 1, 2018.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019, with early adoption permitted. The Company currently intends to adopt ASU 2016-02 effective January 1, 2018 using a transition approach whereby a cumulative effect adjustment is made as of the effective date of January 1, 2018, with no retrospective effect. To determine the cumulative effect adjustment, the Company has not reassessed whether any expired or existing contracts are, or contain leases, has not reassessed lease classification, and has not reassessed initial direct costs for any existing leases. The quarter in which the Company adopts ASU 2016-02 and the estimated impact from adoption contained below is based upon the expectation that FASB will issue an additional ASU prior to the filing of our consolidated financial statements for the first quarter of 2018. The Company is currently considering the potential impact of a delay in the finalization of this additional ASU on its adoption date. The Company has identified the following differences based on the work performed to date:

•
The adoption of ASU 2016-02 will result in a change in the accounting method for the Company's office leases and the lease portion of the daily charter hire for the chartered-in vessels by the Company and the Company's equity-accounted joint ventures accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the Company and the Company's equity accounted joint ventures will recognize a right-of-use asset and a lease liability on the balance sheet for these charters and office leases based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the Company and its equity-accounted joint venture’s assets and liabilities. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right of use asset becomes impaired.

•
The adoption of ASU 2016-02 will result in the Company completing its lease classification assessment when a lease commences instead of when the lease is entered into. The Company has entered into charters in prior periods for certain of its vessels currently under construction and which are expected to deliver over the period from 2018 to 2020. Historically, for charters that were negotiated concurrently with the construction of the related vessels, the fair value of the constructed asset was presumed to be its newbuilding cost and no gain or loss was recognized on commencement of the charter if such charters were classified as direct finance leases. On the adoption of ASU 2016-02, the fair value of the vessel is determined based on information available at the lease commencement date and any difference in the fair value of the ship upon commencement of the charter and its carrying value is recognized as a gain or loss upon commencement of the charter.

•
The adoption of ASU 2016-02 will result in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where such charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock. The Company is in the process of determining which vessels this applies to and the cumulative impact to opening equity as at January 1, 2018.

•
The Company expects that certain pre-operational costs it currently expenses as incurred will be deferred and amortized over the contract term of a customer contract that the costs relate to. The Company is in the process of determining which pre-operational costs this applies to and the cumulative impact to opening equity as at January 1, 2018.

•	In addition, direct financing lease payments received will be presented as an operating cash inflow instead of an investing cash inflow in the statement of cash flows.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 became effective for the Company January 1, 2017. The impact of adopting this new accounting guidance resulted in a change in presentation of cash payments for tax withholdings on share-settled equity awards from an operating cash outflow to financing cash outflow on the Company's statement of cash flows.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company on January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (or ASU 2016-15), which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. ASU 2016-15 is effective for the Company on January 1, 2018, with a retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18). ASU 2016-18 requires that the statements of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 is effective for the Company on January 1, 2018. Adoption of ASU 2016-18 will require the Company’s statements of cash flows being modified to include changes in restricted cash in addition to changes in cash and cash equivalents.

In January 2017, the FASB issued Accounting Standards Update 2017-01, Clarifying the Definition of a Business, (or ASU 2017-01). ASU 2017-01 changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. ASU 2017-01 requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. ASU 2017-01 is effective for annual reporting periods beginning after December 15, 2017, and for interim periods within those years. The Company adopted this standard effective October 1, 2017, and this standard was applied to the acquisition of Tanker Investment Ltd (or TIL) (See Note 4a).

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 will be effective for the Company January 1, 2019. The Company is currently evaluating the effect of adopting this new guidance.
2. Segment Reporting
The Company allocates capital and assesses performance from the separate perspectives of its two publicly-traded subsidiaries Teekay LNG and Teekay Tankers (together, the Controlled Daughter Entities), Teekay and its remaining subsidiaries (or Teekay Parent), and its equity-accounted investee, Teekay Offshore, (collectively with the Controlled Daughter Entities, the Daughter Entities), as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on the Controlled Daughter Entities, Teekay Parent and its equity-accounted investee, Teekay Offshore, (the Legal Entity approach) and its segments are presented accordingly on this basis. The Company (excluding Teekay Offshore) has three primary lines of business: (1) offshore production (floating production, storage and off-loading (or FPSO) units), (2) liquefied gas carriers (liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers), and (3) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Controlled Daughter Entity and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows.

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Revenues (1)			Income from Vessel Operations (2)
	Year Ended December 31,			Year Ended December 31,
	2017	2016	2015	2017	2016	2015
Teekay Offshore (3)	796,711	1,152,390	1,229,413	147,060	230,853	283,399

Teekay LNG
Liquefied Gas Carriers	385,683	336,530	305,056	188,676	174,600	151,200
Conventional Tankers	46,993	59,914	92,935	(40,027)	(21,419)	30,172
	432,676	396,444	397,991	148,649	153,181	181,372
Teekay Tankers (4)
Conventional Tankers	431,178	550,543	524,834	1,416	96,752	190,589
Teekay Parent
Offshore Production	209,394	231,435	277,842	(256,758)	(48,310)	(40,227)
Conventional Tankers	5,065	32,967	65,777	(13,390)	(15,967)	4,984
Other	89,107	76,111	75,547	(20,277)	(32,219)	5,015
	303,566	340,513	419,166	(290,425)	(96,496)	(30,228)
Eliminations and other	(83,799)	(111,321)	(121,022)	—	—	—
	1,880,332	2,328,569	2,450,382	6,700	384,290	625,132

(1)
Certain vessels are chartered between the Daughter Entities and Teekay Parent. The amounts in the table below represent revenue earned by each segment from other segments within the group. Such intersegment revenue for the year ended 2017, 2016 and 2015 is as follows:

	Year Ended December 31,
	2017	2016	2015
Teekay Offshore	34,232	49,514	67,993
Teekay LNG - Liquefied Gas Carriers	36,358	37,336	35,887
Teekay Tankers - Conventional Tankers	—	5,404	1,380
Teekay Parent - Conventional Tankers	—	—	3,080
	70,590	92,254	108,340

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(3)	On September 25, 2017, the Company deconsolidated Teekay Offshore (see Note 3). The figures above include those of Teekay Offshore until the date of deconsolidation.

(4)
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

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
(U.S. dollars in millions)	2017	2016	2015
Royal Dutch Shell Plc (1) (2) (3)	$259.4 or 14%	$429.9 or 19%	(7)
BG Group (1) (2) (3)	(2)	(2)	$263.4 or 11%
Petroleo Brasileiro SA (1) (4)	(7)	$223.7 or 10%	$231.8 or 10%
Statoil ASA (1) (5)	(7)	(7)	(7)
BP Exploration Operating Co. Ltd. (1) (6)	$183.0 or 10%	(7)	(7)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

(1)	On September 25, 2017, the Company deconsolidated Teekay Offshore (see Note 3). The figures above include those of Teekay Offshore until the date of deconsolidation.

(2)	In February 2016, Royal Dutch Shell Plc acquired BG Group Plc and therefore includes revenues from both Royal Dutch Shell Plc and BG Group Plc for 2016.

(3)	Teekay Offshore Segment, Teekay LNG Segment — Liquefied Gas Carriers, Teekay Tankers Segment — Conventional Tankers, and Teekay Parent Segment — Conventional Tankers

(4)	Teekay Offshore Segment, and Teekay Tankers Segment — Conventional Tankers

(5)	Teekay Offshore Segment, Teekay Tankers Segment — Conventional Tankers, and Teekay Parent Segment — Conventional Tankers

(6)
Teekay Offshore Segment, Teekay LNG Segment — Liquefied Gas Carriers, Teekay Tankers Segment — Conventional Tankers, Teekay Parent Segment — Offshore Production, and Teekay Parent Segment — Conventional Tankers

(7)	Less than 10%.

The following table includes other income statement items by segment for the periods presented in these financial statements.

	Depreciation and Amortization			Asset Impairments and Net Loss on Sale of Vessels, Equipment and Other Operating Assets			Equity (Loss) Income
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Teekay Offshore (1)	(219,406)	(300,011)	(274,599)	(1,500)	(40,079)	(69,998)	12,028	17,933	7,672

Teekay Offshore (2)							(2,461)	—	—

Teekay LNG
Liquefied Gas Carriers	(95,025)	(80,084)	(71,323)	—	—	—	9,789	62,307	84,171
Conventional Tankers	(10,520)	(15,458)	(20,930)	(50,600)	(38,976)	—	—	—	—
	(105,545)	(95,542)	(92,253)	(50,600)	(38,976)	—	9,789	62,307	84,171
Teekay Tankers (3)
Conventional Tankers	(100,481)	(104,149)	(71,429)	(12,984)	(20,594)	771	(25,370)	7,680	11,528
Teekay Parent
Offshore Production	(60,560)	(70,855)	(69,508)	(205,659)	(110)	(948)	(7,861)	(575)	(12,196)
Conventional Tankers	—	(1,717)	(2,852)	—	(12,487)	—	(20,677)	132	12,797
Other	163	449	451	—	—	—	(2,792)	(1,838)	(1,101)
	(60,397)	(72,123)	(71,909)	(205,659)	(12,597)	(948)	(31,330)	(2,281)	(500)
Eliminations and other	—	—	690	—	—	—	—	—	—
	(485,829)	(571,825)	(509,500)	(270,743)	(112,246)	(70,175)	(37,344)	85,639	102,871

(1)	On September 25, 2017, the Company deconsolidated Teekay Offshore (see Note 3). The figures above include those of Teekay Offshore until the date of deconsolidation.

(2)
Commencing on September 25, 2017, the Company accounts for its investment in Teekay Offshore using the equity method, and recognized an equity loss of $2.5 million for the post-deconsolidation period ended December 31, 2017.

(3)
Financial information for Teekay Tankers includes operations of the Explorer Spirit, formerly known as the SPT Explorer and Navigator Spirit from December 18, 2015, the date Teekay Tankers acquired the vessels from Teekay Offshore.

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	December 31, 2017 $	December 31, 2016 $
Teekay Offshore	280,774	5,354,702
Teekay LNG - Liquefied Gas Carriers	4,624,321	3,957,088
Teekay LNG - Conventional Tankers	112,844	193,553
Teekay Tankers - Conventional Tankers	2,125,909	1,870,211
Teekay Parent - Offshore Production	366,229	635,364
Teekay Parent - Conventional Tankers	13,620	55,937
Teekay Parent - Other	26,527	13,208
Cash and cash equivalents	445,452	567,994
Other assets not allocated	118,493	281,244
Eliminations	(21,732)	(114,549)
Consolidated total assets	8,092,437	12,814,752

The following table includes capital expenditures by segment for the periods presented in these financial statements.

	December 31, 2017 $	December 31, 2016 $
Teekay Offshore	340,705	294,581
Teekay LNG - Liquefied Gas Carriers	708,608	344,924
Teekay LNG - Conventional Tankers	—	63
Teekay Tankers - Conventional Tankers	4,732	9,226
Teekay Parent - Other	7	88
	1,054,052	648,882
3. Deconsolidation of Teekay Offshore
On September 25, 2017, Teekay, Teekay Offshore and Brookfield finalized the Brookfield Transaction, which included, among other things, the following:

•
Brookfield and Teekay invested $610.0 million and $30.0 million, respectively, in exchange for 244.0 million and 12.0 million common units of Teekay Offshore, respectively, and 62.4 million and 3.1 million common unit warrants (or the Brookfield Transaction Warrants), with an exercise price of $0.01 per unit, a term of seven years, and which are exercisable when Teekay Offshore's common unit volume-weighted average price is equal to or greater than $4.00 per common unit for 10 consecutive trading days until September 25, 2024;

•
Brookfield acquired from Teekay a 49% interest in Teekay Offshore's general partner in exchange for $4.0 million and an option to purchase an additional 2.0% interest in Teekay Offshore's general partner from Teekay in exchange for 1.0 million of the Brookfield Transaction Warrants initially issued to Brookfield;

•
Teekay Offshore repurchased and cancelled all of its outstanding Series C-1 and Series D Preferred Units at a per unit redemption value of $18.20 and $23.75 per unit, plus accrued and unpaid distributions, respectively, which included Teekay's investment in 1,040,000 Series D Preferred Units. The Series D tranche B Warrants to purchase Teekay Offshore common units, which were issued as part of the Series D Preferred Units on June 29, 2016, were amended to reduce the exercise price from $6.05 to $4.55 per unit; and

•
Brookfield acquired from a subsidiary of Teekay the $200 million subordinated promissory note issued by Teekay Offshore on July 1, 2016, the maturity of which Brookfield extended from 2019 to 2022, in consideration for $140.0 million in cash on a net basis and 11.4 million of the Brookfield Transaction Warrants initially issued to Brookfield.

In connection with the acquisition of the 49% interest in Teekay Offshore's general partner, TOO GP, Teekay and Brookfield entered into an amended limited liability company agreement whereby Brookfield obtained certain participatory rights in the management of TOO GP, which resulted in Teekay deconsolidating Teekay Offshore for accounting purposes on September 25, 2017. Subsequent to the closing of the Brookfield Transaction, Teekay has significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method. Teekay Offshore is a related party of Teekay, and Brookfield is not a related party of Teekay (see Note 13).

The following table shows the accounting impact from the deconsolidation of Teekay Offshore on September 25, 2017. On such date, the Company recognized both the net cash proceeds it received from Brookfield and the fair value of its retained interests in Teekay Offshore, including common units, warrants, and vessel charters with Teekay Offshore, and derecognized the carrying value of both Teekay Offshore’s net assets and the non-controlling interest in Teekay Offshore, with the difference between the amounts recognized and derecognized being the loss on deconsolidation.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

As of September 25, 2017
Net cash proceeds received by Teekay	139,693
Fair value of common units and general partner interest of Teekay Offshore (note 22)	150,132
Fair value of warrants (note 15)	36,596
Fair value of vessel charters with Teekay Offshore (notes 6 and 7)	14,812
Carrying value of the non-controlling interest in Teekay Offshore	1,138,275
Subtotal	1,479,508
Less:
Carrying value of Teekay Offshore's net assets on deconsolidation	(1,584,296)
Loss on deconsolidation of Teekay Offshore	(104,788)

The $150.1 million fair value of Teekay's retained investment in Teekay Offshore, consisting of approximately 14% in its outstanding common units and a 51% interest in TOO GP, was determined with reference to the market price of Teekay Offshore's common units on September 25, 2017. The $14.8 million fair value of vessel charters was determined using an income approach and with reference to market rates, contract term, and a discount rate of 10%.
Subsequent to the formation of Teekay Offshore, Teekay sold certain vessels to Teekay Offshore. As Teekay Offshore was a non-wholly owned consolidated subsidiary of Teekay at the date of the sales, all of the gain or loss on sales of these vessels was fully eliminated upon consolidation. Consequently, the portion of the gain or loss attributable to Teekay’s reduced interest in the vessels was deferred. The total unrecognized net deferred gain relating to the vessels previously sold from Teekay to Teekay Offshore was $349.6 million. Upon deconsolidation of Teekay Offshore, such amount was recognized as an increase to net loss attributable to non-controlling interests for the year ended December 31, 2017.
4. Investments
a)Tanker Investments Ltd.
In January 2014, Teekay and Teekay Tankers formed Tanker Investments Ltd. (or TIL), which sought to own and operate modern second-hand tankers. Teekay and Teekay Tankers in the aggregate purchased 5.0 million shares of common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represented a total investment by Teekay and Teekay Tankers of $50.0 million. In October 2014, Teekay Tankers acquired an additional 0.9 million common shares in TIL, representing 2.43% of the then outstanding share capital of TIL.

On May 31, 2017, Teekay Tankers entered into a merger agreement (or the Merger Agreement) to acquire the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of Teekay Tankers Class A common stock for each outstanding share of TIL common stock (or the TIL merger). Teekay Tankers and Teekay then owned approximately 3.4 million and 2.5 million common shares, or 11.3% and 8.2% of TIL, respectively. As the Company then accounted for its investment in TIL under the equity method, the Company was required to remeasure its previously held equity investment to fair value at the acquisition date. Based on the then pending transaction, the Company recognized an other than temporary impairment and remeasured its investment in TIL to fair value during the second quarter of 2017 based on the TIL share price at June 30, 2017, resulting in a write-down of $48.6 million presented in equity (loss) income on the consolidated statements of (loss) income. On November 27, 2017, Teekay Tankers completed the merger with TIL and the Company remeasured its equity investment in TIL to fair value based on the relative share exchange value at the date of the acquisition, which resulted in the recognition of a gain of $2.4 million presented in equity (loss) income on the consolidated statements of (loss) income.

On completion of the TIL merger, TIL became a wholly-owned subsidiary of Teekay Tankers. As consideration for the merger, Teekay Tankers issued 88,977,544 Class A common shares (including 8,250,000 Class A common shares to Teekay) to the TIL shareholders (other than Teekay Tankers) for $151.3 million, or $1.70 per share. The merger with TIL was accounted for as an acquisition of assets. The purchase price was determined based on the value of Teekay Tankers shares issued on the merger date and transaction costs associated with the merger, which amounted to $6.8 million. Together with the fair value of the Company's 8.2% and Teekay Tankers' 11.3% ownership in TIL and the total number of Class A common shares issued at the close of the merger, the total acquisition cost was $177.3 million. The assets acquired and liabilities assumed were recognized at their fair values on November 27, 2017, with the difference between the purchase price and the net fair value of the net assets acquired allocated on a relative fair value basis to the vessels acquired. Net working capital and long-term debt assumed were recognized at their fair values on November 27, 2017, of $47.1 million and $337.1 million, respectively. The remaining amount of the purchase price was allocated to vessels ($467.1 million) and existing time-charter contracts ($0.2 million), on a relative fair value basis.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

b)Teekay LNG – Bahrain LNG Joint Venture
In December 2015, Teekay LNG entered into an agreement with National Oil & Gas Authority (or Nogaholding), Samsung C&T (or Samsung) and Gulf Investment Corporation (or GIC) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture), for the development of an LNG receiving and regasification terminal in Bahrain. The Bahrain LNG Joint Venture is a joint venture between Nogaholding (30%), Teekay LNG (30%), Samsung (16%) and GIC (24%). The project will include an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year agreement commencing in early-2019. In addition, Teekay LNG will supply a FSU in connection with this project, which will be modified specifically from one of the Teekay LNG’s four M-type, Electronically Controlled, Gas Injection (or MEGI) LNG carrier newbuildings ordered from Daewoo Shipbuilding & Marine Engineering Co. (or DSME), through a 20-year time-charter contract with the Bahrain LNG Joint Venture.
As at December 31, 2017, Teekay LNG had advanced $79.1 million (December 31, 2016 – 62.9 million) to the Bahrain LNG Joint Venture. These advances bear interest at LIBOR plus 1.25% and as at December 31, 2017, the interest accrued on these advances was $0.1 million (December 31, 2016 – $0.1 million).
c)Teekay Tankers – Principal Maritime
In August 2015, Teekay Tankers agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers Corporation (or Principal Maritime). All 12 of the vessels were delivered in 2015 for a total purchase price of $661.3 million, consisting of $612.0 million in cash and approximately 7.2 million shares of Teekay Tankers’ Class A common stock with a value of $49.3 million. To finance the cash portion of the acquisition price, Teekay Tankers secured a $397.2 million loan facility which matured in January 2016, and which was refinanced as part of a comprehensive Teekay Tankers refinancing in January 2016 (see Note 8). In addition, in August 2015 Teekay Tankers issued in a public offering and concurrent private placement approximately 13.6 million shares of its Class A common stock for net proceeds of $90.6 million, including approximately 4.5 million shares which were issued to Teekay Parent. Teekay Tankers financed the remainder of the cash purchase price with existing liquidity.
d)Teekay Tankers – Ship-to-Ship Transfer Business
In July 2015, Teekay Tankers acquired a ship-to-ship transfer business (or SPT) from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE (or Skaugen), for a cash purchase price of $47.3 million (including $1.8 million for working capital). To finance this acquisition, Teekay subscribed for approximately 6.5 million shares of Teekay Tankers’ Class B common stock at a subscription price of approximately $6.99 per share. SPT provides a full suite of ship-to-ship (or STS) transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy and terminal management services. This acquisition established Teekay Tankers as a global company in the STS transfer business, which is expected to increase Teekay Tankers’ fee-based revenue and its overall fleet utilization. On the transaction closing date of July 31, 2015, SPT owned and operated a fleet of six STS support vessels and one chartered-in Aframax Tanker.

The acquisition of SPT was accounted for as a business acquisition using the acquisition method of accounting.

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

5. Equity Financing Transactions of the Daughter Entities
During the years ended December 31, 2017, 2016, and 2015, the Company’s publicly-traded subsidiaries, Teekay Tankers and Teekay LNG, and Teekay Offshore, prior to the Brookfield Transaction on September 25, 2017, completed the following public offerings and private placements of equity securities:

	Number of shares / units #	Total Proceeds Received $	Less: Teekay Corporation Portion $	Offering Expenses $	Net Proceeds Received $
2017
Teekay Tankers Continuous Offering Program	3,800,000	8,826	—	(305)	8,521
Teekay Tankers Private Placement	2,155,172	5,000	(5,000)	—	—
Teekay Tankers Direct Equity Placement (1)	13,775,224	25,897	(25,897)	—	—
Teekay Offshore Private Placements (2)	6,521,518	29,817	(17,160)	(212)	12,445
Teekay Tankers Direct Equity Placement (3)	88,977,544	151,262	(14,025)	—	137,237
Teekay LNG Preferred B Units Offering	6,800,000	170,000	—	(5,589)	164,411
2016
Teekay Offshore Preferred D Units Offering	(4)	100,000	(26,000)	(2,750)	71,250
Teekay Offshore Common Units Offering	21,978,022	102,041	(2,041)	(2,550)	97,450
Teekay Offshore Continuous Offering Program	5,525,310	31,819	(636)	(792)	30,391
Teekay Offshore Private Placement	(5)	24,874	(13,167)	—	11,707
Teekay LNG Preferred A Units Offering	5,000,000	125,000	—	(4,293)	120,707
Teekay Tankers Continuous Offering Program	3,020,000	7,747	—	(189)	7,558
2015 (6)
Teekay Offshore Preferred B Units Offering	5,000,000	125,000	—	(4,210)	120,790
Teekay Offshore Preferred C Units Offering	10,400,000	250,000	—	(250)	249,750
Teekay Offshore Continuous Offering Program	211,077	3,551	(71)	(66)	3,414
Teekay LNG Continuous Offering Program	1,173,428	36,274	(725)	(900)	34,649
Teekay Tankers Public Offering	3,000,000	13,716	—	(31)	13,685
Teekay Tankers Continuous Offering Program	13,391,100	94,595	—	(2,155)	92,440
Teekay Tankers Private Placement	13,310,158	109,907	—	—	109,907

(1)	In May 2017, Teekay Tankers issued Class B common stock to the Company as consideration for its acquisition of the remaining 50% interest in TTOL.

(2)
During 2017, Teekay Offshore issued common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the distributions on Teekay Offshore's 8.60% Series C-1 Cumulative Convertible Perpetual Preferred Units (or the Series C-1 Preferred Units) and 10.50% Series D Cumulative Convertible Perpetual Preferred Units (or the Series D Preferred Units) and on Teekay Offshore's common units and general partner interest held by subsidiaries of Teekay.

In June 2016, Teekay Offshore agreed with Teekay that, until the Teekay Offshore's Norwegian Kroner (or NOK) bonds maturing in 2018 had been repaid, all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) to be paid by Teekay Offshore to Teekay or its affiliates, including Teekay Offshore's general partner, would instead be paid in common units or from the proceeds of the sale of common units. During 2017, Teekay Offshore issued Teekay 2.4 million common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the distributions on Teekay Offshore's Series D Preferred Units, common units and general partner interest held by subsidiaries of Teekay. During 2017, Teekay Offshore issued common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the interest due on Teekay Offshore's $200 million loan due to Teekay. Teekay Offshore issued Teekay 1.7 million common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the loan interest.

(3)
In November 2017, Teekay Tankers issued Class A common shares to the shareholders of TIL as consideration for the Teekay Tankers' acquisition of the remaining 88.7% interest (including Teekay Parent's 8.2% interest) in TIL. The shares had an approximate value of $151.3 million, or $1.70 per share, when the purchase price was agreed between the parties.

(4)
In June 2016, Teekay Offshore issued 4,000,000 of its Series D Preferred Units and 4,500,000 warrants exercisable to acquire up to 4,500,000 common units at an exercise price equal to the closing price of Teekay Offshore's common units on June 16, 2016, or $4.55 per unit (or the $4.55 Warrants) and 2,250,000 warrants exercisable to acquire up to 2,250,000 common units with an exercise price at a 33% premium to the closing price of Teekay Offshore's common units on June 16, 2016, or $6.05 per unit (or the $6.05 Warrants) (together, the Warrants). The Warrants have a seven-year term and became exercisable any time six months following their issuance date. The Warrants are to be net settled in either cash or common units at Teekay Offshore's option. The gross proceeds from the sale of these securities were $100.0 million ($97.2 million net of offering costs). Also in June 2016, Teekay Offshore exchanged approximately 1.9 million of the Series C Preferred Units for approximately 8.3 million common units of Teekay Offshore and also exchanged the remaining approximately 8.5 million Series C Preferred Units for approximately 8.5 million Series C-1 Preferred Units. In connection with the repurchase of the Series C-1 and Series D Preferred Units on September 25, 2017, the exercise price of the $6.05 Warrants was reduced to $4.55 per unit.

Teekay purchased for $26.0 million a total of 1,040,000 of Teekay Offshore's Series D Preferred Units. Teekay also received 1,170,000 of the $4.55 Warrants and 585,000 of the $6.05 Warrants. The purchase of Teekay Offshore Series D Preferred Units has been accounted for as an equity transaction. Therefore, no gains or losses were recognized in the Company’s consolidated statements of (loss) income as a result of this purchase.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Net cash proceeds from the sale of these securities of $71.3 million, which excludes Teekay's investment, was allocated on a relative fair value basis to the Series D Preferred Units ($61.1 million), to the $4.55 Warrants ($7.0 million) and to the $6.05 Warrants ($3.1 million). The Warrants qualify as freestanding financial instruments and are accounted for separately from the Series D Preferred Units. The Series D Preferred Units were presented in the Company's consolidated balance sheets as redeemable non-controlling interest in temporary equity which is above the equity section but below the liabilities section as they were not mandatorily redeemable and the prospect of a forced redemption paid with cash due to a change of control event was not probable. The Warrants were recorded as non-controlling interests in the Company's consolidated balance sheets. The Series D Preferred Units were redeemed in September 2017 upon the deconsolidation of Teekay Offshore (see Note 3).

(5)
In 2016, Teekay Offshore issued 4.7 million common units for a total value of $24.9 million (including the general partner's 2% proportionate capital contribution of $0.5 million) as a payment-in-kind for the distributions on Teekay Offshore's Series C-1 Preferred Units and Series D Preferred Units and Teekay Offshore's common units and general partner interest held by subsidiaries of Teekay. In June 2016, Teekay Offshore agreed with Teekay that, until the Teekay Offshore's Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions (other than with respect to incentive distribution rights) to be paid by Teekay Offshore to Teekay or its affiliates, including Teekay Offshore's general partner, would instead be paid in Teekay Offshore common units or from the proceeds of the sale of common units. During 2016, Teekay Offshore issued Teekay 2.5 million common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the distribution on Teekay Offshore's Series D Preferred Units, common units and general partner interest held by Teekay and its subsidiaries. The Series C-1 Preferred Units and Series D Preferred Units were redeemed in September 2017 upon the deconsolidation of Teekay Offshore (see Note 3).

(6)
In 2015, in addition to the issuances of equity to third parties noted in the table above, Teekay purchased $30.0 million or 4.5 million shares of Class A common stock of Teekay Tankers for Teekay Tankers to partially finance the acquisition of 12 modern Suezmax tankers from Principal Maritime (See Note 4c), $300.0 million or 14.4 million common units of Teekay Offshore for Teekay Offshore to partially finance the July 1, 2015 acquisition of the Petrojarl Knarr FPSO from Teekay, and $45.5 million or 6.5 million shares of Class B common stock of Teekay Tankers to finance the acquisition of SPT (see Note 4d). These increases in Teekay’s ownership interests in Teekay Tankers and Teekay Offshore have been accounted for as equity transactions. Therefore, no gains or losses were recognized in the Company’s consolidated statements of (loss) income as a result of these purchases. However, the carrying amount of the non-controlling interests’ share of Teekay Offshore and Teekay Tankers increased by an aggregate of $168.1 million and retained earnings decreased by $168.1 million to reflect the increase in Teekay’s ownership interest in Teekay Offshore and Teekay Tankers and the increase in the carrying value of Teekay Offshore’s and Teekay Tankers’ total equity. This adjustment to non-controlling interest and retained earnings was primarily the result of Teekay Offshore’s 14.4 million common units being issued to Teekay at fair value, which was significantly greater than the carrying value.

As a result of the public offerings and equity placements of Teekay Tankers and Teekay LNG, and Teekay Offshore prior to the Brookfield Transaction on September 25, 2017, the Company recorded increases (decreases) to retained earnings of $23.5 million (2017), $9.7 million (2016) and $(152.7) million (2015). These amounts represent Teekay’s dilution gains (losses) from the issuance of units and shares by these consolidated subsidiaries.
6. Goodwill, Intangible Assets and In-Process Revenue Contracts
Goodwill
The carrying amount of goodwill for the years ended December 31, 2017 and 2016, for the Company’s reportable segments are as follows:

	Teekay Offshore $	Teekay LNG - Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Balance as of December 31, 2016	132,940	35,631	8,059	176,630
Decrease due to deconsolidation of Teekay Offshore (Note 3)	(132,940)	—	—	(132,940)
Balance as of December 31, 2017	—	35,631	8,059	43,690
Intangible Assets
As at December 31, 2017, the Company’s intangible assets consisted of:

	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Customer contracts	193,194	(131,647)	61,547
Customer relationships	22,500	(8,005)	14,495
Off-market in-charter contracts (1)	17,900	(928)	16,972
	233,594	(140,580)	93,014
(1)    Represents the off-market in-charter contracts between the Company and Teekay Offshore for two Floating Storage and Offloading (or FSO) units.

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

In July 2015, as part of Teekay Tankers’ acquisition of SPT (see Note 4d), Teekay Tankers ascribed a value of $30.9 million to the customer relationships assumed as part of the acquisition of the STS transfer business. The Company is amortizing those customer relationships over a period of 10 years. The estimates of fair value were finalized in the first quarter of 2016 and resulted in a decrease in intangible assets of $8.4 million from preliminary estimates. Amortization expense relating to this acquisition for the years ended December 31, 2017 and 2016 were $3.2 million and $3.6 million, respectively, which is included in depreciation and amortization expenses.

Aggregate amortization expense of intangible assets for the year ended December 31, 2017, was $14.0 million (2016 - $14.9 million, 2015 - $13.6 million), including $13.1 million presented in depreciation and amortization (2016 - $14.9 million, 2015 - $13.6 million) and $0.9 million presented in time-charter hire expenses (2016 - $nil, 2015 - $nil). Amortization of intangible assets following 2017 is expected to be $15.3 million (2018), $13.8 million (2019), $13.3 million (2020), $13.1 million (2021), $12.9 million (2022) and $24.6 million (thereafter).
In-Process Revenue Contracts
As part of the Company’s previous acquisition of FPSO units from Sevan Marine ASA (or Sevan) and Petrojarl ASA (subsequently renamed Teekay Petrojarl AS, or Teekay Petrojarl), and Teekay LNG’s acquisition of BG’s ownership interests in four LNG carrier newbuildings, the Company assumed certain FPSO contracts and time-charter-out contracts with terms that were less favorable than the then prevailing market terms, and a service obligation for shipbuilding supervision and crew training services for the four LNG carrier newbuildings. At the time of the acquisitions, the Company recognized liabilities based on the estimated fair value of these contracts and service obligations. One FPSO contract as at December 31, 2016 of $63.0 million related to Teekay Offshore, which was deconsolidated in September 2017. The Company is amortizing the remaining liabilities over the estimated remaining terms of their associated contracts on a weighted basis, based on the projected revenue to be earned under the contracts.

Amortization of in-process revenue contracts for the year ended December 31, 2017 was $27.2 million (2016 - $28.1 million, 2015 - $30.1 million), which is included in revenues on the consolidated statements of (loss) income. Amortization of in-process revenue contracts following 2017 is expected to be $14.1 million (2018), $6.3 million (2019), $5.9 million (2020), $5.9 million (2021), and $5.9 million (2022).
7. Accrued Liabilities and Other and Other Long-Term Liabilities
Accrued Liabilities and Other

	December 31, 2017 $	December 31, 2016 (1) $
Voyage and vessel expenses	69,544	177,868
Interest	42,028	64,362
Payroll and benefits and other	137,659	70,904
Deferred revenues and gains - current	33,121	78,766
	282,352	391,900

(1)
Accrued liabilities related to Teekay Offshore as of December 31, 2016 totaled $207.7 million. Teekay Offshore was deconsolidated on September 25, 2017. This balance was comprised of $118.6 million of voyage and vessel expenses, $22.4 million of interest, $9.3 million of payroll and benefits and other, and $57.4 million of deferred revenues and gains - current.

Other Long-Term Liabilities

	December 31, 2017 $	December 31, 2016 (2) $
Deferred revenues and gains	33,363	210,434
Guarantee liability	10,633	24,373
Asset retirement obligation	27,302	44,675
Pension liabilities	6,529	8,599
Unrecognized tax benefits and deferred income tax	31,061	24,340
Other	3,168	20,815
	112,056	333,236

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

(2)
Other long-term liabilities related to Teekay Offshore as of December 31, 2016 totaled $211.6 million. Teekay Offshore was deconsolidated on September 25, 2017. This balance was comprised of $162.7 million of deferred revenues and gains, $21.7 million of asset retirement obligation, $7.0 million of unrecognized tax benefits and deferred income tax and $20.2 million of other.

8. Long-Term Debt

	December 31, 2017 $	December 31, 2016 $
Revolving Credit Facilities	877,343	1,119,808
Senior Notes (8.5%) due January 15, 2020	592,657	592,657
Norwegian Kroner-denominated Bonds due through October 2021	377,856	628,257
U.S. Dollar-denominated Term Loans due through 2031	1,358,798	3,702,997
U.S. Dollar Bonds due through 2024	—	466,680
Euro-denominated Term Loans due through 2023	232,957	219,733
Other U.S. Dollar-denominated loan	10,000	—
Total principal	3,449,611	6,730,132
Less unamortized discount and debt issuance costs	(31,906)	(90,586)
Total debt	3,417,705	6,639,546
Less current portion	(800,897)	(998,591)
Long-term portion	2,616,808	5,640,955

As of December 31, 2017, the Company had 8 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $1.3 billion, of which $461.4 million was undrawn. Interest payments are based on LIBOR plus margins; at December 31, 2017 and December 31, 2016, the margins ranged between 0.45% and 4.00%. The aggregate amount available under the Revolvers is scheduled to decrease by $624.3 million (2018), $52.6 million (2019), $53.6 million (2020), $347.3 million (2021), and $261.0 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 52 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts. Included in other related security are 38.2 million common units in Teekay Offshore, 25.2 million common units in Teekay LNG and 16.8 million Class A common shares in Teekay Tankers, which secure a $200 million credit facility. Five other revolving credit facilities totaling $291.8 million as of December 31, 2016, related to Teekay Offshore, which was deconsolidated on September 25, 2017.

The Company’s 8.5% senior unsecured notes are due January 15, 2020 with an original aggregate principal amount of $450 million (or the Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.2% of par. During 2014, the Company repurchased $57.3 million of the Original Notes. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Notes are an additional issuance of the Company’s Original Notes (collectively referred to as the 8.5% Notes). The Notes were issued under the same indenture governing the Original Notes, and are fungible with the Original Notes. The discount on the 8.5% Notes is accreted through the maturity date of the notes using the effective interest rate of 8.67% per year.

The Company capitalized aggregate issuance costs of $13.3 million which are amortized to interest expense over the term of the 8.5% Notes. As of December 31, 2017, the unamortized balance of the capitalized issuance cost was $3.8 million which is recorded in long-term debt in the consolidated balance sheet. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

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

Teekay LNG has a total of NOK 3.1 billion in senior unsecured bonds issued in the Norwegian bond market at December 31, 2017 that mature through October 2021. As at December 31, 2017, the total carrying amount of the senior unsecured bonds was $377.9 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 3.70% to 6.00%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.72%, and the transfer of principal amount fixed at $430.5 million upon maturity in exchange for NOK 3.1 billion (see Note 15). Three other senior unsecured NOK bonds with a total carrying amount of $256.9 million as of December 31, 2016, related to Teekay Offshore, which was deconsolidated in September 2017.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

As of December 31, 2017, the Company had 10 U.S. Dollar-denominated term loans outstanding, which totaled $1.4 billion in aggregate principal amount (December 31, 2016 – $3.7 billion). Interest payments on the term loans are based on LIBOR plus a margin, of which one of the term loans has an additional tranche based on a fixed rate of 5.37%. At December 31, 2017 and December 31, 2016, the margins ranged between 0.30% and 3.25%. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and nine of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 22 (December 31, 2016 – 46) of the Company’s vessels, together with certain other security. In addition, at December 31, 2016, all but $56.2 million of the outstanding term loans were guaranteed by Teekay or one of its subsidiaries. Fifteen term loans totaling $2.2 billion as of December 31, 2016, related to Teekay Offshore, which was deconsolidated in September 2017.

During May 2014, Teekay Offshore issued $300 million in five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. In September 2013 and November 2013, Teekay Offshore issued $174.2 million of ten-year senior bonds that mature in December 2023 in a U.S. private placement. In February 2015, Teekay Offshore issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. These three senior U.S. Dollar bonds with a total carrying value of $466.7 million as of December 31, 2016, related to Teekay Offshore, which was deconsolidated in September 2017.

Teekay LNG has two Euro-denominated term loans outstanding, which, as at December 31, 2017, totaled 194.1 million Euros ($233.0 million) (December 31, 2016 – 208.9 million Euros ($219.7 million)). Teekay LNG is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At December 31, 2017 and December 31, 2016, the margins ranged between 0.6% and 2.25%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023, are collateralized by first-priority mortgages on two of Teekay LNG’s vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized a foreign exchange loss during 2017 of $26.5 million (2016 – $6.5 million, 2015 – $2.2 million).

The weighted-average interest rate on the Company’s aggregate long-term debt as at December 31, 2017 was 4.3% (December 31, 2016 – 4.0%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

Teekay Corporation has guaranteed obligations pursuant to credit facilities of Teekay Tankers. As at December 31, 2017, the aggregate outstanding balance on such credit facilities was $252.7 million.   In September 2017, as part of the Brookfield Transaction (see Note 3), Teekay was released from all of its previous guarantees relating to Teekay Offshore's long-term debt and interest rate swap and cross currency swap agreements.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to December 31, 2017, after giving effect to the impact of the revolving credit facility refinancing completed by Teekay LNG in February 2018, are $0.8 billion (2018), $0.2 billion (2019), $1.1 billion (2020), $0.7 billion (2021), $0.3 billion (2022) and $0.3 billion (thereafter).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at December 31, 2017, these ratios ranged from 118.5% to 243.2% compared to their minimum required ratios of 105% to 135%. The vessel values used in these ratios are the appraised values prepared by the Company based on second hand sale and purchase market data. Changes in the LNG/LPG and conventional tanker markets could negatively affect the Company’s compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained, which minimum level was $100.0 million as at December 31, 2017 and $50 million as at December 31, 2016 for the Company, excluding Teekay LNG. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity of 5.0% to 7.5% of total debt for Teekay Parent and Teekay Tankers. As at December 31, 2017, such amounts for Teekay Parent and Teekay Tankers were $46.0 million and $55.1 million, respectively. In addition, certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth and liquidity, and not exceed a maximum level of financial leverage. As at December 31, 2017, the Company was in compliance with all covenants under its credit facilities and other long-term debt.
9. Operating and Direct Financing Leases
Charters-in
As at December 31, 2017, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $277.9 million, comprised of $68.7 million (2018), $62.7 million (2019), $57.4 million (2020), $54.4 million (2021), $20.0 million (2022) and $14.7 million (thereafter). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Charters-out
Time charters and bareboat charters of the Company’s vessels to third parties (except as noted below) are accounted for as operating leases. Certain of these charters provide the charterer with the option to acquire the vessel or the option to extend the charter. As at December 31, 2017, minimum scheduled future revenues to be received by the Company on time charters and bareboat charters then in place were approximately $2.4 billion, comprised of $517.7 million (2018), $404.7 million (2019), $361.9 million (2020), $295.8 million (2021), $273.7 million (2022) and $582.1 million (thereafter). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2017, revenue from unexercised option periods of contracts that existed on December 31, 2017, revenue from vessels in the Company’s equity accounted investments, or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in this paragraph have been reduced by estimated off-hire time for any periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

The carrying amount of the vessels accounted for as operating leases at December 31, 2017, was $3.1 billion (2016 - $6.6 billion). The cost and accumulated depreciation of the vessels employed on operating leases as at December 31, 2017 were $4.1 billion (2016 - $9.1 billion) and $1.0 billion (2016 - $2.5 billion), respectively. The carrying amount, cost and accumulated depreciation of the vessels employed on operating leases as at December 31, 2016, related to Teekay Offshore, which was deconsolidated on September 25, 2017, was $3.5 billion, $4.7 billion and $1.2 billion, respectively.
Operating Lease Obligations
Teekay Tangguh Joint Venture
As at December 31, 2017, the Teekay BLT Corporation (or the Teekay Tangguh Joint Venture) was a party to operating leases (or Head Leases) whereby it is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company. The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third-party company (or the Subleases). Under the terms of these leases, the third-party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amounts of this tax indemnification guarantee as at December 31, 2017 and December 31, 2016 were $7.1 million and $7.5 million, respectively, and are included as part of other long-term liabilities in the consolidated balance sheets of the Company. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to make termination payments to the third-party company sufficient to repay the third-party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

As at December 31, 2017, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

Year	Head Lease Receipts(1) $	Sublease Payments(1)(2) $
2018	21,242	23,875
2019	21,242	23,875
2020	21,242	23,875
2021	21,242	23,875
2022	21,242	23,875
Thereafter	132,853	149,360
Total	239,063	268,735

(1)
The Head Leases are fixed-rate operating leases while the Subleases have a small variable-rate component. As at December 31, 2017, Teekay LNG had received $271.3 million of aggregate Head Lease receipts and had paid $212.1 million of aggregate Sublease payments. The portion of the Head Lease receipts that has not been recognized into earnings, are deferred and amortized on a straight-line basis over the lease terms and, as at December 31, 2017, $3.7 million (December 31, 2016 - $3.7 million) and $33.0 million (December 31, 2016 - $36.7 million) of Head Lease receipts had been deferred and included in accrued liabilities and other and other long-term liabilities, respectively, in the Company’s consolidated balance sheets.

(2)	The amount of payments under the Subleases is updated annually to reflect any changes in the lease payments due to changes in tax law.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Net Investment in Direct Financing Leases
The time charters for the two Tangguh LNG carriers are accounted for as direct financing leases. The Tangguh LNG Carriers commenced their time-charters with their charterers in 2009. In addition, in 2013, Teekay LNG acquired two 155,900-cubic meter LNG carriers (or Awilco LNG Carriers) from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on a five- and four-year fixed-rate bareboat charter contract (plus a one-year extension option), respectively, with Awilco holding a fixed-price purchase obligation at the end of the charter. The bareboat charters with Awilco were accounted for as direct financing leases. However, in June 2017, Teekay LNG agreed to amend the charter contracts with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. The amendments have the effect of deferring between $10,600 per day and $20,600 per day per vessel from July 1, 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts. As a result of the contract amendments, one of the charter contracts with Awilco has been reclassified as an operating lease upon the expiry of its original contract terms in November 2017. The second charter contract with Awilco will be reclassified as an operating lease upon the expiry of its original contract terms in August 2018, and at that time, approximately $131 million will be recorded as part of vessels and equipment. The following table lists the components of the net investments in direct financing leases:

	December 31, 2017 $	December 31, 2016(1) $
Total minimum lease payments to be received	568,710	777,334
Estimated unguaranteed residual value of leased properties	194,965	203,465
Initial direct costs and other	361	393
Less unearned revenue	(268,046)	(320,598)
Total	495,990	660,594
Less current portion	(9,884)	(154,759)
Long-term portion	486,106	505,835
(1) The direct financing leases for one FSO unit and certain VOC equipment as at December 31, 2016 totaling $17.6 million as of that date related to Teekay Offshore, which was deconsolidated on September 25, 2017.

As at December 31, 2017, estimated minimum lease payments to be received by Teekay LNG under the Tangguh LNG Carrier leases in each of the next five succeeding fiscal years are approximately $39.1 million per year from 2018 through 2022. Both leases are scheduled to end in 2029. In addition, the estimated minimum lease payments to be received by Teekay LNG in 2018 under the Awilco LNG Carrier lease, up to its original contract terms in August 2018, were approximately $6.8 million.
10. Obligations Related to Capital Leases

	December 31, 2017 $	December 31, 2016 $
LNG Carriers	961,711	338,257
Suezmax Tankers	198,746	54,582
Total obligations related to capital leases	1,160,457	392,839
Less current portion	(114,173)	(40,353)
Long-term obligations related to capital leases	1,046,284	352,486

LNG Carriers. As at December 31, 2017, Teekay LNG was a party to capital leases on five LNG carriers, the Creole Spirit, the Oak Spirit, the Torben Spirit, the Macoma, and the Murex. Upon delivery of the Creole Spirit in February 2016, the Oak Spirit in July 2016, the Torben Spirit in March 2017, the Macoma in October 2017, and the Murex in November 2017, Teekay LNG sold these vessels to third parties (or Lessors) and leased them back under 10-year bareboat charter contracts ending in 2026 and 2027. Four of the bareboat charter contracts are fixed-rate capital leases and one is a variable-rate capital lease, and all with a fixed-price purchase obligation at the end of the lease terms. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.2%.

In addition, as at December 31, 2017, Teekay LNG had sale-leaseback agreements in place for three LNG carrier newbuildings scheduled to deliver during 2018, and at such dates, the buyers will take delivery and charter each respective vessel back to Teekay LNG. As at December 31, 2017, Teekay LNG had received $193 million from the buyers, which has been recorded as current and long-term obligations related to capital lease in Teekay LNG's consolidated balance sheets, and Teekay LNG has secured a further $375 million in capital lease financing to be received in 2018 upon delivery of the vessels.

Teekay LNG understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay LNG operates the vessels during the lease term and as a result, is considered to be, under U.S. GAAP, the Lessor's primary beneficiary; therefore, Teekay LNG consolidates the Lessors for financial reporting purposes as VIEs.

The liabilities of the Lessors are loans and are non-recourse to Teekay LNG. The amounts funded to the Lessors in order to purchase the vessels materially match the funding to be paid by Teekay LNG's subsidiaries under the sale-leaseback transaction. As a result, the amounts due by Teekay LNG's subsidiaries to the Lessors have been included in obligations related to capital lease as representing the Lessors' loans.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Teekay LNG guarantees the obligations of the bareboat charter contracts. In addition, the guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at December 31, 2017, Teekay LNG was in compliance with all covenants in respect of the obligations related to its capital leases.

As at December 31, 2017, the remaining commitments related to the eight capital leases for Teekay LNG's LNG carriers and LNG carrier newbuildings, including the related purchase obligations, approximated $1.4 billion, including imputed interest of $429.9 million, repayable from 2018 through 2027, as indicated below:

Year	Commitment
2018	$111,678
2019	$119,564
2020	$118,901
2021	$117,904
2022	$117,109
Thereafter	$806,458

Suezmax Tankers. As at December 31, 2017, Teekay LNG was a party to capital leases on two Suezmax tankers, the Teide Spirit and the Toledo Spirit. Under these capital leases, the owner has the option to require Teekay LNG to purchase the two vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts and the cancellation options are first exercisable in October 2017 and July 2018, respectively.

The amounts in the table below assume the owner will not exercise its options to require Teekay LNG to purchase either of the two remaining vessels, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable (in February 2018 and July 2018, respectively), and sell the vessels to third parties, upon which the lease obligations will be extinguished. In December 2017, the owner agreed to sell one of the Suezmax tankers to a third party. At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.5%. These capital leases are variable-rate capital leases. However, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by Teekay LNG.

In July 2017, Teekay Tankers completed a $153.0 million sale-leaseback financing transaction with a financial institution relating to four of Teekay Tankers' Suezmax tankers, the Athens Spirit, Beijing Spirit, Moscow Spirit and Sydney Spirit. Under this arrangement, Teekay Tankers transferred the vessels to subsidiaries of the financial institution (or collectively the Lessors) and leased the vessels back from the Lessors on bareboat charters for a 12-year term. Teekay Tankers has the option to purchase each of the four vessels at any point between July 2020 and July 2029.
Teekay Tankers understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay Tankers operates the vessels during the lease term and as a result, is considered to be, under U.S. GAAP, the Lessor's primary beneficiary and therefore Teekay Tankers consolidates the Lessors for financial reporting purposes.
The liabilities of the Lessors are loans and are non-recourse to Teekay Tankers. The amounts funded to the Lessors in order to purchase the vessels materially match the funding to be paid by Teekay Tankers' subsidiaries under the lease-back transaction. As a result, the amounts due by Teekay Tankers' subsidiaries to the Lessors have been included in obligations related to capital leases as representing the Lessor's loans.
The bareboat charters also require that Teekay Tankers maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least 6 months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to capital leases (excluding applicable security deposits reflected in restricted cash - long-term on Teekay Tankers' consolidated balance sheets). In addition, Teekay Tankers is required for each vessel to maintain a hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. Such requirement is assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at December 31, 2017, this ratio was approximately 105%. As at December 31, 2017, Teekay Tankers was in compliance with all covenants in respect of its obligations related to capital leases.
As at December 31, 2017, the remaining commitments related to the six capital leases for Suezmax tankers, including the related purchase obligations, approximated $269.0 million, including imputed interest of $70.3 million, repayable from 2018 through 2029, as indicated below:

Year	Commitment
2018	$67,214
2019	$16,236
2020	$16,279
2021	$16,233
2022	$16,232
Thereafter	$136,846

Teekay Tankers maintains restricted cash deposits relating to leasing arrangements which cash totaled $2.7 million as at December 31, 2017.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

11. Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other non-financial assets.

Cash and cash equivalents and restricted cash - The fair value of the Company’s cash and cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Vessels and equipment and assets held for sale – The estimated fair value of the Company’s vessels and equipment and assets held for sale was determined based on discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second-hand sale and purchase market exists, an appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company. Other assets held for sale include working capital balances and the fair value of such amounts generally approximate their carrying value.

Long-term investments included in non-current assets - The estimated fair value of the Company’s long-term investments was determined based on discounted cash flows or appraised values. As an active second-hand sale and purchase market exists, the appraised value is the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company. Long-term investments include variable-rate long-term debt balances and the fair value of such amounts is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company. Long-term investments also include working capital balances and the fair value of such amounts generally approximate their carrying value.

Loans to equity-accounted investees and joint venture partners – The fair value of the Company’s loans to joint ventures and joint venture partners approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term receivable included in accounts receivable and other assets – The fair value of the Company’s long-term loan receivable is estimated using discounted cash flow analysis based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the counterparty.

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

Long-term obligation related to capital leases - The fair value of the Company's long-term obligation related to capital leases is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

		December 31, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	552,186	552,186	805,567	805,567
Derivative instruments (note 15)
Interest rate swap agreements - assets (1)	Level 2	6,081	6,081	7,943	7,943
Interest rate swap agreements - liabilities (1)	Level 2	(78,560)	(78,560)	(302,935)	(302,935)
Cross currency interest swap agreement (1)	Level 2	(50,459)	(50,459)	(237,165)	(237,165)
Foreign currency contracts	Level 2	81	81	(2,993)	(2,993)
Stock purchase warrants	Level 3	30,749	30,749	575	575
Time-charter swap agreement	Level 3	—	—	208	208
Non-recurring
Vessels and equipment	Level 2	—	—	11,300	11,300
Vessels held for sale (note 18b)	Level 2	16,671	16,671	61,282	61,282
Long-term investments	Level 2	—	—	6,000	6,000
Other
Loans to equity-accounted investees and joint venture partners - Current	(2)	107,486	(2)	11,821	(2)
Loans to equity-accounted investees and joint venture partners - Long-term	(2)	146,420	(2)	292,209	(2)
Long-term receivable included in accounts receivable and other assets (3)	Level 3	3,476	3,459	10,985	10,944
Long-term debt - public (note 8)	Level 1	(963,563)	(979,773)	(1,503,472)	(1,409,996)
Long-term debt - non-public (note 8)	Level 2	(2,454,142)	(2,421,273)	(5,136,074)	(5,009,900)
Obligations related to capital leases, including current portion	Level 2	(1,160,457)	(1,148,989)	(392,839)	(400,072)

(1)
The fair value of the Company’s interest rate swap and cross currency swap agreements at December 31, 2017 includes $5.7 million (December 31, 2016 - $15.8 million) accrued interest expense which is recorded in accrued liabilities on the consolidated balance sheets.

(2)
In the consolidated financial statements, the Company’s loans to and equity investments in equity-accounted investees constitute the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the individual components of such aggregate interests is not determinable.

(3)
As at December 31, 2017, the estimated fair value of the non-interest bearing receivable from Royal Dutch Shell Plc (or Shell) is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of December 31, 2017 was $3.5 million (December 31, 2016 - $10.9 million) using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from Shell, the discount rate was based on unsecured debt instruments of similar maturity held by the Company, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Time-charter swap agreement - Changes in fair value during the years ended December 31, 2017 and 2016 for Teekay Tankers' time-charter swap agreement, which is described in Note 15 below and is measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Fair value asset - beginning of the year	208	—
Settlements	(1,106)	(2,154)
Realized and unrealized gain	898	2,362
Fair value asset - at the end of the year	—	208

The estimated fair value of the time-charter swap agreement was based in part upon the Company’s projection of future Aframax spot market tanker rates, which were derived from current Aframax spot market tanker rates and estimated future rates, as well as an estimated discount rate. The time-charter swap agreement ended on April 30, 2017.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Stock purchase warrants – As at December 31, 2017, Teekay held 14.5 million Brookfield Transaction Warrants (see Note 3). The Brookfield Transaction Warrants allow the holders to acquire one common unit of Teekay Offshore for each Brookfield Transaction Warrant for an exercise price of $0.01 per common unit, which warrants become exercisable when Teekay Offshore's common unit volume-weighted average price is equal to or greater than $4.00 per common unit for 10 consecutive trading days until September 25, 2024. The fair value of the Brookfield Transaction Warrants was $29.4 million on December 31, 2017.

As of December 31, 2017, in addition to the Brookfield Transaction Warrants, Teekay held a total of 1,755,000 warrants to purchase common units of Teekay Offshore that were issued in connection with Teekay Offshore's private placement of Series D Preferred Units in June 2016 (or the Series D Warrants) with an exercise price of $4.55, which have a seven-year term. The Series D Warrants will be net settled in either cash or common units at Teekay Offshore’s option. The fair value of the Series D Warrants was $1.3 million on December 31, 2017.

The estimated fair value of the Brookfield Transaction Warrants and the Series D Warrants was determined using a Black-Scholes pricing model and is based, in part, on the historical price of common units of Teekay Offshore, the risk-free rate, vesting conditions and the historical volatility of Teekay Offshore. The estimated fair value of these Brookfield Transaction Warrants and Series D Warrants as of December 31, 2017 was based on the historical volatility of Teekay Offshore's common units of 74.9%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

During January 2014, the Company received from TIL stock purchase warrants entitling it to purchase up to 1.5 million shares of the common stock of TIL (see Note 15). In May 2017, Teekay Tankers entered into the Merger Agreement with TIL (see Note 4a). Under the terms of the Merger Agreement, warrants to purchase or acquire shares of common stock of TIL that had not been exercised as of the effective time of the merger, were cancelled. As a result, no value is recorded for these warrants in the Company's balance sheet at December 31, 2017.

Changes in fair value during the years ended December 31, 2017 and 2016 for the Company's Brookfield Transaction Warrants, Series D Warrants and the TIL stock purchase warrants, which are described above and are measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Year Ended December 31,
	2017 $	2016 $
Fair value at the beginning of the year	575	10,328
Fair value on issuance	36,596	—
Unrealized loss included in earnings	(6,422)	(9,753)
Fair value at the end of the year	30,749	575

Contingent consideration liability – In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS, from CeFront Technology AS (or CeFront) for $4.0 million, which was paid in cash at closing, plus a commitment to pay an additional amount of up to $27.6 million, depending upon certain performance criteria. During the second quarter of 2016, Teekay Offshore canceled the UMS construction contracts for its two remaining UMS newbuildings. This eliminated any future purchase price contingent consideration payments. Consequently, the contingent liability was reversed in the second quarter of 2016. The gain associated with this reversal is included in Other (loss) income on the Company's consolidated statement of (loss) income for the year ended December 31, 2016.
12. Capital Stock
The authorized capital stock of Teekay at December 31, 2017, 2016, and 2015, was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at December 31, 2017, 89,127,041 shares of Common Stock (2016 - 86,149,975) were issued and outstanding and no shares of Preferred Stock issued.
During 2017, Teekay issued 0.1 million shares of common stock upon the exercise or issuance of stock options, restricted stock units and restricted stock awards. During 2016, Teekay issued 0.1 million shares of common stock upon the exercise or issuance of stock options, restricted stock units and restricted stock awards and issued approximately 12.0 million shares of common stock in a private placement for net proceeds of approximately $96.2 million.
In 2016, Teekay implemented a continuous offering program (or COP) under which Teekay may issue new common stock, at market prices up to a maximum aggregate amount of $50.0 million. During 2017, Teekay sold an aggregate of 2.9 million shares of common stock under the COP, generating net proceeds of $25.6 million. During 2016, Teekay sold an aggregate of 1.3 million shares of common stock under the COP, generating net proceeds of approximately $9.3 million (net of approximately $0.4 million of offering costs). Teekay used the net proceeds from the issuance of these shares of common stock for general corporate purposes.

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market, subject to cancellation upon approval by the Board of Directors. As at December 31, 2017, Teekay had repurchased approximately 5.2 million shares of Common Stock for $162.3 million pursuant to such authorization. The total remaining share repurchase authorization at December 31, 2017, was $37.7 million.

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
Stock-based compensation
In March 2013, the Company adopted the 2013 Equity Incentive Plan (or the 2013 Plan) and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). As at December 31, 2017, the Company had reserved 5,115,308 (2016 - 4,780,371) shares of Common Stock pursuant to the 2013 Plan, for issuance upon the exercise of options or equity awards granted or to be granted.

During the years ended December 31, 2017, 2016 and 2015, the Company granted options under the 2013 Plan to acquire up to 732,314, 916,015 and 265,135 shares of Common Stock, respectively, to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All options outstanding as of December 31, 2017, expire between March 10, 2018 and March 6, 2027, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2017, 2016, and 2015, are as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $
Outstanding - beginning of year	3,367	29.16	2,800	36.84	2,710	36.61
Granted	732	10.18	916	9.44	265	43.99
Exercised	(3)	9.44	—	—	(36)	33.79
Forfeited / expired	(496)	46.27	(349)	38.97	(139)	46.80
Outstanding - end of year	3,600	22.96	3,367	29.16	2,800	36.84
Exercisable - end of year	2,221	29.76	2,271	35.89	2,500	36.03

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2017, 2016 and 2015, are as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $
Outstanding non-vested stock options - beginning of year	1,096	4.30	300	8.09	202	9.37
Granted	732	4.71	916	3.60	265	7.74
Vested	(399)	4.62	(118)	8.48	(167)	9.07
Forfeited	(50)	3.94	(2)	3.60	—	—
Outstanding non-vested stock options - end of year	1,379	4.44	1,096	4.30	300	8.09

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The weighted average grant date fair value for non-vested options forfeited in 2017 was $0.2 million (2016 - $0.0 million, 2015 - $0.0 million).

As of December 31, 2017, there was $2.3 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation cost over the next three years is expected to be $1.3 million (2018), $0.9 million (2019) and $0.1 million (2020). During the years ended December 31, 2017, 2016, and 2015, the Company recognized $1.7 million, $1.5 million and $1.7 million, respectively, of compensation cost relating to stock options granted under the Plans. No options were exercised during 2016. The intrinsic value of options exercised during 2017 was $0.03 million, during 2016 was $nil and during 2015 was $0.5 million.

As at December 31, 2017, the intrinsic value of outstanding and exercisable stock options was $nil (2016 - $nil). As at December 31, 2017, the weighted-average remaining life of options vested and expected to vest was 5.1 years (2016 – 4.5 years).

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2017 are as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $
$5.00 – $9.99	869	8.2	9.44	299	8.2	9.44
$10.00 – $19.99	910	7.5	10.52	188	1.2	11.84
$20.00 – $24.99	287	2.2	24.42	287	2.2	24.42
$25.00 – $29.99	364	4.2	27.69	364	4.2	27.69
$30.00 – $34.99	113	4.4	34.42	113	4.4	34.42
$35.00 – $39.99	25	0.6	39.99	25	0.6	39.99
$40.00 – $49.99	1,017	2.0	41.34	930	1.5	41.09
$50.00 – $59.99	15	6.2	56.76	15	6.2	56.76
	3,600	5.2	22.96	2,221	3.1	29.76

The weighted-average grant-date fair value of options granted during 2017 was $4.71 per option (2016 - $3.60, 2015 - $7.74). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 62.4% in 2017, 55.1% in 2016 and 31.1% in 2015; expected life of 6 years in 2017 and 2016 and 5 years in 2015; dividend yield of 2.5% in 2017, 3.2% in 2016 and 4.4% in 2015; risk-free interest rate of 2.0% in 2017, 1.3% in 2016, and 1.4% in 2015; and estimated forfeiture rate of 7% in 2017, 7% in 2016 and 8% 2015. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

The Company grants restricted stock units and performance share units to certain eligible officers and employees of the Company. Each restricted stock unit and performance share unit is equivalent in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance share units vest three years from the grant date. Upon vesting, the value of the restricted stock units, restricted stock awards and performance shares are paid to each grantee in the form of shares. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.

During 2017, the Company granted 349,175 restricted stock units with a fair value of $3.6 million to certain of the Company’s employees. During 2017, a total of 129,106 restricted stock units with a market value of $3.2 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 73,078 shares of common stock. During 2016, the Company granted 238,609 restricted stock units with a fair value of $2.3 million and 311,691 performance share units with a fair value of $3.6 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees. During 2016, a total of 98,844 restricted stock units with a market value of $4.3 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 59,518 shares of common stock. During 2015, the Company granted 63,912 restricted stock units with a fair value of $2.8 million and 61,774 performance share units with a fair value of $3.4 million, based on the quoted market price and a Monte Carlo valuation model, to certain of the Company’s employees. During 2015, a total of 101,419 restricted stock units with a market value of $4.3 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 98,381 shares of common stock. For the year ended December 31, 2017, the Company recorded an expense of $4.0 million (2016 - $4.2 million, 2015 - $4.5 million) related to the restricted stock units and performance share units.

During 2017, the Company also granted 89,387 (2016 – 67,000 and 2015 – 22,502) shares as restricted stock awards with a fair value of $0.9 million (2016 – $0.6 million and 2015 – $1.0 million), based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted.
Share-based Compensation of Subsidiaries

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

During the years ended December 31, 2017, 2016 and 2015, 56,950, 76,084 and 14,603 common units of Teekay Offshore, 17,345, 32,723 and 10,447 common units of Teekay LNG and nil, 9,358 and 51,948 shares of Class A common stock of Teekay Tankers, with aggregate values of $0.6 million, $0.7 million, and $1.0 million, respectively, were granted and issued to the non-management directors of the general partners of Teekay Offshore and Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2017, 2016 and 2015.

Teekay Offshore, Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay Offshore, Teekay LNG and Teekay Tankers. During March 2017, 2016 and 2015, Teekay Offshore and Teekay LNG granted phantom unit awards and Teekay Tankers granted restricted stock-based compensation awards with respect to 321,318, 601,368 and 102,843 units of Teekay Offshore, 60,809, 132,582 and 32,054 units of Teekay LNG and 382,437, 279,980 and 192,387 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $3.5 million, $4.9 million and $4.2 million, respectively, based on Teekay Offshore, Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates. Each phantom unit or restricted stock unit is equal in value to one of Teekay Offshore’s, Teekay LNG’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement, in which case the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax.

During March 2017, 2016 and 2015, respectively, Teekay Tankers granted 486,329, 216,043 and 58,434 stock options with an exercise price of $2.23, $3.74 and $5.39 per share that have a ten-year term and vest equally over three years from the grant date to an officer of Teekay Tankers and to certain employees at Teekay that provide services to Teekay Tankers. During March 2017 and 2016, respectively, Teekay Tankers also granted 396,412 and 284,693 stock options with an exercise price of $2.23 and $3.74 per share that have a ten-year term and vest immediately to non-management directors of Teekay Tankers.
13. Related Party Transactions
Teekay Offshore is a related party of Teekay. As at December 31, 2017, Teekay has recorded $102.8 million in advances to Teekay Offshore and $37.2 million in advances from Teekay Offshore in current portion of loans to equity-accounted investees and advances from affiliates, respectively, on the consolidated balance sheets.

On March 31, 2018, Teekay Offshore entered into a loan agreement for a $125.0 million senior unsecured revolving credit facility, of which up to $25.0 million is provided by Teekay Parent and up to $100.0 million is provided by Brookfield. The facility is scheduled to mature in October 2019.

Teekay Corporation and its wholly-owned subsidiaries directly and indirectly provide substantially all of Teekay Offshore’s commercial, technical, crew training, strategic, business development and administrative service needs. Revenues received by the Company for such related party transactions for the period from deconsolidation on September 25, 2017 to December 31, 2017 were $17.8 million. In connection with the Brookfield Transaction, Teekay transferred to Teekay Offshore certain of Teekay’s subsidiaries that provide certain of these services and certain related personnel, effective January 1, 2018.
During the fourth quarter of 2017, Teekay Offshore received $0.8 million in fees from the Company for technical services rendered to the Company's conventional tanker fleet. As at December 31, 2017, two shuttle tankers and three FSO units of Teekay Offshore were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay. Time-charter hire expense paid by the Company to Teekay Offshore for such related party transactions for the post-consolidation period were $14.3 million.
As at December 31, 2017, Resolute Investments, Ltd. (or Resolute) owned 31.9% (2016 – 37.1%, 2015 – 39.1%) of the Company’s outstanding Common Stock. One of the Company’s directors, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including those in the Teekay group of companies. Another of the Company’s directors, Bjorn Moller, is a director of Kattegat Limited.

14. Other (Loss) Income

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Tax indemnification guarantee liability (1)	(50,000)	—	—
Write-off of contingent consideration (2)	—	36,630	—
Contingent liability (3)	(4,500)	(61,862)	—
Gain on sale / (write-down) of cost-accounted investment (4)	1,250	(19,000)	—
Miscellaneous (loss) income	(731)	5,219	1,566
Other (loss) income	(53,981)	(39,013)	1,566

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

(1)	Related to the Teekay Nakilat capital lease (see Note 16d).

(2)
Related to reversals of contingent liabilities as a result of the cancellation of units for maintenance and safety (or UMS) construction contracts in Teekay Offshore, which was deconsolidated in September 2017 (see Note 3).

(3)
Related to settlements and accruals made prior to September 2017 as a result of claims and potential claims made against Logitel Offshore Holding AS (or Logitel), a company acquired by Teekay Offshore in 2014. Teekay Offshore was deconsolidated in September 2017 (see Note 3).

(4)
The Company holds cost-accounted investments at cost. During the year ended December 31, 2016, the Company recorded a write-down of an investment of $19.0 million. This investment was subsequently sold in 2017, resulting in a gain on sale of cost-accounted investment of $1.3 million.

15. Derivative Instruments and Hedging Activities
The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.
Foreign Exchange Risk
The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at December 31, 2017, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Forward Rate (1)	Fair Value / Carrying Amount Of Asset $	Expected Maturity
				2018
				$
Norwegian Kroner	100,000	8.23	81	12,153
(1)Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company enters into cross currency swaps and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2018, 2020 and 2021. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2018, 2020 and 2021. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2018, 2020 and 2021. As at December 31, 2017, the Company was committed to the following cross currency swaps:

Notional Amount NOK	Notional Amount USD				Fair Value / Carrying Amount of (Liability) / Asset	Remaining Term (years)
		Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable
900,000	150,000	NIBOR	4.35%	6.43%	(41,664)	0.7
1,000,000	134,000	NIBOR	3.70%	5.92%	(12,553)	2.4
1,200,000	146,500	NIBOR	6.00%	7.72%	3,758	3.8
					(50,459)
Interest Rate Risk
The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

As at December 31, 2017, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt obligations were swapped with fixed-rate obligations:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	1,137,671	(33,882)	4.8	2.8
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	160,000	(9,360)	0.3	3.5
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	160,000	(2)	0.1	2.0
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	160,000	—	0.1	3.1
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (5) (6)	EURIBOR	232,957	(29,235)	3.0	3.1
			(72,479)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of December 31, 2017, ranged from 0.3% to 4.0%.

(2)	Includes interest rate swaps with the notional amount reducing quarterly or semi-annually.

(3)
Forward starting swap with inception date in April 2018. This interest rate swap is being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2018 to 2024. This interest rate swap is subject to mandatory early termination in 2018 whereby the swap will be settled based on its fair value at that time.

(4)
During August 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in January 2018 to enter into an interest rate swap at a fixed rate of 3.10% with a third party, and the third party has a one-time option in January 2018 to require Teekay LNG to enter into an interest swap at a fixed rate of 1.97%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in January 2018 for the fair value of the interest rate swap, in lieu of taking delivery of the actual interest rate swap. Neither party exercised their option in January 2018.

(5)	Principal amount reduces monthly to 70.1 million Euros ($84.2 million) by the maturity dates of the swap agreements.

(6)	Principal amount is the U.S. dollar equivalent of 194.1 million Euros.
Stock Purchase Warrants
As at December 31, 2017, Teekay held 14.5 million Brookfield Transaction Warrants (see Notes 3 and 11). The fair value of the Brookfield Transaction Warrants was $29.4 million as at December 31, 2017.

As of December 31, 2017, Teekay held 1,755,000 Series D Warrants (see Notes 3 and 11). The fair value of the Series D Warrants was $1.3 million as at December 31, 2017.

Upon completion of the TIL merger, TIL stock purchase warrants previously held by the Company were cancelled. As a result, no value is recorded for these warrants on the Company's consolidated balance sheet as at December 31, 2017 (see Note 11).

Time-charter Swap

Effective June 1, 2016, Teekay Tankers entered into a time-charter swap agreement for 55% of two Aframax-equivalent vessels. Under such agreement, Teekay Tankers received $27,776 per day, net of a 1.25% brokerage commission, and paid 55% of the net revenue distribution of two Aframax-equivalent vessels employed in Teekay Tankers' Aframax revenue sharing arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. The purpose of the agreement was to reduce Teekay Tankers’ exposure to spot tanker market rate variability for certain of its vessels that are employed in the Aframax revenue sharing pooling arrangement. Teekay Tankers had not designated, for accounting purposes, the time-charter swap as a cash flow hedge. As of May 1, 2017, the time-charter swap counter-party did not exercise the two-month option and the agreement expired during May 2017. The fair value of the time-charter swap agreement at December 31, 2016 was an asset of $0.2 million.

Forward Freight Agreements

Teekay Tankers uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized loss on non-designated derivative instruments in the Company's unaudited consolidated statements of (loss) income. The fair value of the forward freight agreement at December 31, 2017 was $nil.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Tabular Disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Prepaid Expenses and Other	Other Non-Current Assets	Accrued Liabilities and Other	Current Portion of Derivative Liabilities	Derivative Liabilities
As at December 31, 2017
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	1,037	(18)	(751)	(7)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	96	—	—	(15)	—
Interest rate swap agreements	1,124	4,319	(4,836)	(35,134)	(38,213)
Cross currency swap agreements	—	5,042	(810)	(44,523)	(10,168)
Stock purchase warrants	—	30,749	—	—	—
	1,220	41,147	(5,664)	(80,423)	(48,388)
As at December 31, 2016

Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	1,340	(363)	(1,033)	(52)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	119	—	—	(2,601)	(511)
Interest rate swap agreements	212	9,839	(11,979)	(59,055)	(233,901)
Cross currency swap agreements	—	—	(3,464)	(53,124)	(180,577)
Stock purchase warrants	—	575	—	—	—
Time -charter swap agreement	875	—	(667)	—	—
	1,206	11,754	(16,473)	(115,813)	(415,041)

As at December 31, 2017, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s consolidated balance sheets. As at December 31, 2017, these derivatives had an aggregate fair value asset amount of $9.8 million (December 31, 2016 - $7.2 million) and an aggregate fair value liability amount of $86.1 million (December 31, 2016 - $398.7 million). As at December 31, 2017, the Company had $22.3 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements (December 31, 2016 - $68.0 million). The deposit is presented in restricted cash on the consolidated balance sheets.

During 2017, as part of the Brookfield Transaction (see Note 3), Teekay was released from all of its previous guarantees relating to Teekay Offshore's interest rate swap and cross currency swap agreements.

For the periods indicated, the following table presents the effective portion of (losses) gains on consolidated interest rate swap agreements designated and qualifying as cash flow hedges:

Year Ended December 31, 2017
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI (1)	Reclassified from AOCI (2)	Portion
$	$	$
(31)	(1,614)	(746)	Interest expense
(31)	(1,614)	(746)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Year Ended December 31, 2016
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI (1)	Reclassified from AOCI (2)	Portion
$	$	$
691	(68)	682	Interest expense
691	(68)	682
(1) Recognized in accumulated other comprehensive loss (or AOCI).
(2) Recorded in AOCI during the term of the hedging relationship and reclassified to earnings.
(3) Recognized in the ineffective portion of (losses) gains on derivative instruments designated and qualifying as cash flow hedges.

As at December 31, 2017, the Company estimated, based on then current interest rates, that it would reclassify approximately $0.6 million of net losses on interest rate swaps from accumulated other comprehensive loss to earnings during the next 12 months.

Realized and unrealized (losses) and gains from derivative instruments that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the consolidated statements of (loss) income. The effect of the (losses) and gains on derivatives not designated as hedging instruments in the consolidated statements of (loss) income are as follows:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Realized (losses) gains relating to:
Interest rate swap agreements	(53,921)	(87,320)	(108,036)
Interest rate swap agreement terminations	(610)	(8,140)	(10,876)
Foreign currency forward contracts	667	(11,186)	(21,607)
Time charter swap agreement	1,106	2,154	—
Forward freight agreements	270	—	—
	(52,488)	(104,492)	(140,519)
Unrealized gains (losses) relating to:
Interest rate swap agreements	17,005	62,446	37,723
Foreign currency forward contracts	3,925	15,833	(418)
Stock purchase warrants	(6,421)	(9,753)	1,014
Time-charter swap agreement	(875)	875	—
	13,634	69,401	38,319
Total realized and unrealized losses on derivative instruments	(38,854)	(35,091)	(102,200)

Realized and unrealized losses of the cross currency swaps are recognized in earnings and reported in foreign exchange (loss) gain in the consolidated statements of (loss) income. The effect of the gains (losses) on cross currency swaps on the consolidated statements of (loss) income is as follows:

	Year Ended December 31,
	2017 $	2016 $	2015 $
Realized losses on maturity and/or partial termination of cross currency swap	(25,733)	(41,707)	(36,155)
Realized losses	(18,494)	(38,564)	(18,973)
Unrealized gains (losses)	82,668	75,033	(89,178)
Total realized and unrealized gains (losses) on cross currency swaps	38,441	(5,238)	(144,306)

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

16. Commitments and Contingencies
a)Vessels under Construction
As at December 31, 2017, the Company was committed to the construction of six LNG carriers for a total cost of approximately $1.2 billion, including capitalized interest and other miscellaneous construction costs. Vessels in which the Company holds an interest through non-consolidated joint ventures are excluded from the above amounts and are described in Note 16b. Four LNG carriers are scheduled for delivery in 2018 and two LNG carriers are scheduled for delivery in 2019. As at December 31, 2017, payments made towards these commitments totaled $444.5 million. As at December 31, 2017, the remaining payments required to be made under these newbuilding and conversion capital commitments were $552.4 million (2018) and $252.1 million (2019).
b)Joint Ventures
Teekay LNG’s share of commitments to fund newbuilding and other construction contract costs of its non-consolidated joint ventures as at December 31, 2017 are as follows:

	Total $	2018 $	2019 $	2020 $
Yamal LNG Joint Venture (i)	781,300	350,100	232,000	199,200
Pan Union Joint Venture (ii)	116,629	87,102	29,527	—
Bahrain LNG Joint Venture (iii)	133,936	80,733	53,203	—
Exmar LPG Joint Venture (iv)	54,570	54,570	—	—
	1,086,435	572,505	314,730	199,200

(i)
Teekay LNG, through the Yamal LNG Joint Venture, has a 50% ownership interest in six 172,000-cubic meter ARC7 LNG carrier newbuildings that have an estimated total fully built-up cost of approximately $2.1 billion. As at December 31, 2017, Teekay LNG’s proportionate costs incurred under these newbuilding contracts totaled $240.1 million. The Yamal LNG Joint Venture had secured debt financing of $816.0 million for the six LNG carrier newbuildings, of which $751.5 million was undrawn at December 31, 2017, related to Teekay LNG's proportionate share of the commitments included in the table above.

(ii)
Through the Pan Union Joint Venture, Teekay LNG has an ownership interest ranging from 20% to 30% in three LNG carrier newbuildings scheduled for delivery in 2018 and 2019. The Pan Union Joint Venture had secured financing of $87.0 million related to Teekay LNG's proportionate share of the commitments included in the table above and Teekay LNG is scheduled to receive $3.5 million of reimbursement directly from Shell.

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

(iv)
Teekay LNG has a 50% ownership interest in the Exmar LPG Joint Venture which has three LPG newbuilding vessels scheduled for delivery in 2018 and has secured $56.0 million of financing for two of the three LPG carrier newbuildings related to the commitments included in the table above.

c)Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had $513.7 million of consolidated cash flows from operating activities during the year ended December 31, 2017, and ended the year with a working capital deficit of $532.2 million. This working capital deficit is driven primarily from scheduled maturities in the next 12 months and repayment obligations of approximately $800.9 million of outstanding consolidated debt, which were classified as current liabilities as at December 31, 2017. In addition to these obligations, the Company also anticipates that Teekay LNG will be required to make payments related to commitments to fund vessels under construction and may be required to make a payment under a tax lease indemnification (see Notes 16a, 16b and 16d).
Based on these factors, over the one-year period following the issuance of their consolidated financial statements, the Company’s consolidated subsidiaries, Teekay Tankers and Teekay LNG, will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet their minimum liquidity requirements under their financial covenants. These anticipated potential sources of financing include: refinancing various loan facilities of Teekay LNG and Teekay Tankers; negotiating new secured debt financings related to vessels under construction or other unencumbered operating vessels for Teekay LNG; potentially raising capital through equity and/or bond issuances; and negotiating extensions or redeployments of existing assets. The success of these initiatives of the Controlled Daughter Entities may impact the liquidity of Teekay Parent through the payment of dividends/distributions by the Controlled Daughter Entities to Teekay Parent.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The Company is actively pursuing the alternatives described above, which it considers probable of completion based on the Company’s history of being able to complete equity and bond issuances, refinance similar loan facilities and to obtain new debt financing for its vessels under construction, as well as the progress it has made on the financing process to-date. The Company is in various stages of completion on these matters.
Based on the Company’s liquidity at the date these consolidated financial statements were issued, the liquidity the Company expects to generate from operations over the following year, and by incorporating the Company’s plans to raise additional liquidity that it considers probable of completion, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.
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

Teekay Nakilat Capital Lease

Teekay LNG owns a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture), a subsidiary of the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leases in respect of the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leases, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the leases were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain its agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and as at December 31, 2017, the Teekay Nakilat Joint Venture’s carrying amount of this estimated tax indemnification guarantee was $62.7 million or GBP 46.4 million (December 31, 2016 - $13.3 million or GBP 10.8 million) which is included as part of accrued liabilities and other in the Company's consolidated balance sheets.  Additionally, as at December 31, 2017, the Teekay Nakilat Joint Venture had $7.0 million (December 31, 2016 – $6.8 million) on deposit with the lessor as security against any future claims and recorded as part of restricted cash in the Company's consolidated balance sheets.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal further. The LEL1 tax case concluded that capital allowances were not available to the lessor.  On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessor. Under the terms of the lease, the lessor is entitled to make a determination that additional rentals are due, even where a court has not made a determination on whether capital allowances are available or where discussions are otherwise ongoing with HMRC on the matter.  The Teekay Nakilat Joint Venture now believes that it is probable that the lessor will make such a determination, and demand additional rentals. As a result, in the three months ended December 31, 2017, the Teekay Nakilat Joint Venture recognized an additional tax indemnification guarantee liability of $50.0 million (which is included in the afore-mentioned total accrued liability of $62.7 million as at December 31, 2017) as estimated primarily based on information received from the lessor and presented in other (loss) income on the consolidated statements of (loss) income for the year ended December 31, 2017.
e)Redeemable Non-Controlling Interest
In July 2015, Teekay Offshore issued in a private placement 10.4 million of its 8.60% Series C Cumulative Convertible Perpetual Preferred Units (or Series C Preferred Units). The terms of the Series C Preferred Units provided that at any time after the 18-month anniversary of the closing date, at the election of each holder, the Series C Preferred Units could be converted on a one-for-one basis into common units of Teekay Offshore. In addition, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeded $35.925, Teekay Offshore had the option to convert the Series C Preferred Units into common units. The Series C Preferred Units could be redeemed in cash if a change of control occurred in Teekay Offshore.
In June 2016, Teekay Offshore and the unitholders of the Series C Preferred Units exchanged approximately 1.9 million of the Series C Preferred Units for approximately 8.3 million common units of Teekay Offshore and also exchanged the remaining approximately 8.5 million Series C Preferred Units for approximately 8.5 million Series C-1 Preferred Units. The terms of the Series C-1 Preferred Units were equivalent to the terms of the Series C Preferred Units, with the exception that at any time after the 18-month anniversary of the original Series C Preferred Units closing date, at the election of each holder, each Series C-1 Preferred Unit was convertible into 1.474 common units of Teekay Offshore. In addition, if a unitholder of the Series C-1 Preferred Units elected to convert their Series C-1 Preferred Units into common units of Teekay Offshore, Teekay Offshore had the option to redeem these Series C-1 Preferred Units for cash based on the closing market price of the common units of Teekay Offshore instead of issuing common units. Furthermore, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeded 150% of $16.25 per unit, Teekay Offshore had the option to convert the Series C-1 Preferred Units into common units. Consistent with the terms of the Series C Preferred Units, the Series C-1 Preferred Units could have been redeemed in cash if a change of control occurred in Teekay Offshore. As a result, the Series C-1 Preferred Units were, prior to the deconsolidation of Teekay Offshore in September 2017, included on the Company’s unaudited consolidated balance sheet as part of temporary equity which is above the equity section but below the liabilities section.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

In June 2016, Teekay Offshore issued 4.0 million of its 10.50% Series D Cumulative Convertible Perpetual Preferred Units (or Series D Preferred Units). The Series D Preferred Units had no mandatory redemption date, but they were redeemable at Teekay Offshore's option after June 29, 2021 for a 10% premium to the liquidation value and for a 5% premium to the liquidation value any time after June 29, 2022. The Series D Preferred Units were exchangeable into common units of Teekay Offshore at the option of the holder at any time after June 29, 2021, based on the 10-trading day volume weighted average price at the time of the notice of exchange or $4.00. A change of control event involving the purchase of all outstanding common units for consideration of at least 90% cash of a change in ownership of the general partner of Teekay Offshore by 50% or more would have resulted in the Series D Preferred Units being redeemable for cash. As a result, the Series D Preferred Units, net of Teekay's units, were, prior to the deconsolidation of Teekay Offshore in September 2017, included on the Company’s consolidated balance sheet as part of temporary equity which is above the equity section but below the liabilities section.
As part of the Brookfield Transaction (see Note 3), Teekay Offshore repurchased and cancelled all of its outstanding Series C-1 and Series D Preferred Units, and as a result redeemable non-controlling interest is no longer included in the Company's consolidated balance sheet.
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
17. Supplemental Cash Flow Information
a)The changes in operating assets and liabilities for the years ended December 31, 2017, 2016, and 2015, are as follows:

	Year Ended December 31,
	2017	2016	2015
Accounts receivable	(1,925)	96,497	(6,488)
Prepaid expenses and other	2,608	9,690	(10,607)
Accounts payable	(14,499)	(10,705)	(24,727)
Accrued liabilities and other	120,383	(57,149)	29,531
	106,567	38,333	(12,291)

b)
Cash interest paid, including realized interest rate swap settlements, during the years ended December 31, 2017, 2016, and 2015, totaled $319.6 million, $341.0 million and $318.1 million, respectively. In addition, during the years ended December 31, 2017, 2016, and 2015, cash interest paid relating to interest rate swap amendments and terminations totaled $0.6 million, $8.1 million and $10.9 million, respectively.

c)
As described in Note 4a, in November 2017, Teekay Tankers acquired the outstanding shares of TIL through issuing 89.0 million Class A common shares, which was treated as a non-cash transaction in the Company's consolidated statement of cash flows. As a result of this transaction, Teekay Tankers acquired $37.6 million in cash and paid $6.8 million in legal fees.

d)
In 2017 and 2016, the portion of the distributions paid in kind by Teekay Offshore to the unit holders of Series C-1 Preferred Units and Series D Preferred Units, of $12.7 million and $11.7 million, respectively, was treated as a non-cash transaction in the consolidated statements of cash flows.

e)
As described in Note 4c, in August 2015, Teekay Tankers agreed to acquire 12 modern Suezmax tankers from Principal Maritime. As of December 31, 2015, all 12 of the vessels had been delivered for a total purchase price of $661.3 million, consisting of $612.0 million in cash and approximately 7.2 million shares of Teekay Tankers’ Class A common stock or $49.3 million, which was treated as a non-cash transaction in the consolidated statement of cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

18. Asset Impairments and Loss on Sales of Vessels, Equipment and Other Operating Assets
a) Asset Impairments

In September 2017, the estimated future cash flows and carrying value of the asset groups for the Petrojarl Foinaven FPSO unit and Petrojarl Banff FPSO unit, each owned by Teekay Parent, changed upon the deconsolidation of Teekay Offshore. For the Petrojarl Foinaven FPSO, two shuttle tankers, which are owned by Teekay Offshore, were removed from the carrying value of the asset group and the estimated future cash flows of the asset group was changed to include the in-charter costs of these two vessels to be paid by Teekay Parent to Teekay Offshore. For the Petrojarl Banff FPSO, the carrying value of an FSO, which is owned by Teekay Offshore, was removed from the carrying value of the asset group and the estimated future cash flows of the asset group was changed to include the in-charter costs of the FSO unit to be paid by Teekay Parent to Teekay Offshore. This change in asset groups and a re-evaluation of the estimated future net cash flows of the units resulted in a write down of the carrying values of the units to their estimated fair values, which in aggregate was approximately $113.0 million and resulted in impairment charges of $205.7 million for the Petrojarl Foinaven FPSO and Petrojarl Banff FPSO, for the year ended December 31, 2017. The impairment charges are included in the Company's Teekay Parent Segment - Offshore Production. The Company has determined the discounted cash flows using the current projected time charter rates and costs, discounted at an estimated market participant rate of 10%.  For both units, the Company has included the existing contracted time charter rates and operating costs as well as projected future use on another field.  The projected future use of each of the FPSO units takes into consideration the Company’s estimated upgrade costs and projected time charter rates that could be contracted in future periods. In establishing these estimates, the Company has considered current discussions with potential customers, available information regarding field expansions and historical experience redeploying FPSO units.

Under Teekay LNG's charter contracts for the Teide Spirit and Toledo Spirit Suezmax tankers, the charterer, who is also the owner of the vessels, has the option to cancel the charter contracts 13 years following commencement of the respective charter contracts. In August 2017, the charterer of the Teide Spirit gave formal notification to Teekay LNG of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In October 2017, the charterer notified Teekay LNG that it is marketing the Teide Spirit for sale and, upon sale of the vessel, it will concurrently terminate its existing charter contract with Teekay LNG. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given Teekay LNG's prior experience with this charterer, Teekay LNG expects it will also cancel the charter contract and sell the Toledo Spirit to a third party in 2018. Teekay LNG wrote-down the vessels to their estimated fair values based on their expected future discounted cash flows and recorded a $25.5 million write down on a combined basis of the Teide Spirit and Toledo Spirit. The write-downs are included in the Company's Teekay LNG Segment - Conventional Tankers.

In 2016, the carrying value of the Navion Marita was written down to its estimated fair value, using an appraised value, as a result of fewer opportunities to trade the vessel in the spot conventional tanker market. The Company’s consolidated statement of (loss) income for the year ended December 31, 2016, includes a $2.1 million write-down related to this vessel. The write-down is included in the Company’s Teekay Offshore Segment.

In 2016, Teekay Offshore canceled the UMS construction contracts for its two UMS newbuildings. As a result, the carrying values of these two UMS newbuildings were written down to $nil. The Company's consolidated statement of (loss) income for the year ended December 31, 2016 includes a $43.7 million write-down related to these two UMS newbuildings. The write-down is included in the Company’s Teekay Offshore Segment.

In 2015, seven of Teekay Offshore’s 1990s-built shuttle tankers were written down to their estimated fair value, using appraised values. Of the seven shuttle tankers, during the first quarter of 2015, one shuttle tanker was written down as a result of the expected sale of the vessel and the vessel was classified as held for sale on the Company’s consolidated balance sheet as at December 31, 2015. An additional shuttle tanker was written down during the first quarter of 2015 as a result of a change in the operating plan of the vessel. In the fourth quarter of 2015, the write-down of five shuttle tankers, which had an average age of 17.5 years, was the result of changes in Teekay Offshore’s expectations of their future opportunities, primarily due to their advanced age. The Company’s consolidated statements of (loss) income for the year ended December 31, 2015, includes total write-downs of $66.7 million related to these seven shuttle tankers. The write-downs are included in the Company’s Teekay Offshore Segment.

b) Loss on Sales of Vessels, Equipment and Other Operating Assets

The Company's sale of vessels generally consists of those vessels approaching the end of their useful lives as well as other vessels it strategically sells to reduce exposure to a certain vessel class.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The following table shows the net (loss) gain on sale of vessels, equipment and other operating assets for the years ended December 31, 2017, 2016, and 2015:

			Net (Loss) Gain on Sales of Vessels, Equipment and Other Operating Assets
			Year Ended December 31,
Segment	Asset Type	Completion of Sale Date	2017 $	2016 $	2015 $
Teekay Offshore Segment	FSO unit	Oct-2017	—	(983)	—
Teekay Offshore Segment	2 Shuttle Tankers	Mar-2015/Nov-2016	—	6,817	1,643
Teekay Offshore Segment	2 Conventional Tankers	Mar-2016	—	65	(3,897)
Teekay LNG Segment - Conventional Tankers	2 Suezmaxes	(1)	(25,100)	—	—
Teekay LNG Segment - Conventional Tankers	Suezmax	Mar-2017	—	(11,537)	—
Teekay LNG Segment - Conventional Tankers	2 Suezmaxes	Apr/May-2016	—	(27,439)	—
Teekay Tankers Segment - Conventional Tankers	3 Aframaxes	June/Sept/Nov-2017	(11,158)
Teekay Tankers Segment - Conventional Tankers	2 Suezmaxes	Jan/Mar-2017	(1,797)	(6,276)	—
Teekay Tankers Segment - Conventional Tankers	2 MR Tankers	Aug/Nov-2016	—	(14,650)	—
Teekay Parent Segment - Conventional Tankers	VLCC	Oct-2016	—	(12,495)	—
Other			(29)	48	(177)
Total			(38,084)	(66,450)	(2,431)

(1)	Teekay LNG has commenced marketing these vessels for sale and the vessels are classified as held for sale at December 31, 2017.

See Note 2 — Segment Reporting for the asset impairments, loss on sales of vessels, equipment and other operating assets and write-down of equity investment, by segment for 2017, 2016 and 2015.
19. Net (Loss) Income Per Share

	Year Ended December 31,
	2017 $	2016 $	2015 $
Net (loss) income attributable to shareholders of Teekay Corporation	(163,276)	(123,182)	82,151
The Company's portion of the Inducement Premium and Exchange Contribution charged to retained earnings by Teekay Offshore (note 16e)	—	(4,993)	—
Net (loss) income attributable to shareholders of Teekay Corporation for basic income (loss) per share	(163,276)	(128,175)	82,151
Reduction in net earnings due to dilutive impact of stock-based compensation in Teekay LNG, Teekay Offshore and Teekay Tankers and stock purchase warrants in Teekay Offshore	(90)	(25)	(227)
Net (loss) income attributable to shareholders of Teekay Corporation for diluted income (loss) per share	(163,366)	(128,200)	81,924
Weighted average number of common shares	86,335,473	79,211,154	72,665,783
Dilutive effect of stock-based compensation	—	—	524,781
Common stock and common stock equivalents	86,335,473	79,211,154	73,190,564
(Loss) Earnings per common share:
- Basic	(1.89)	(1.62)	1.13
- Diluted	(1.89)	(1.62)	1.12

Stock-based awards, which have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the years ended December 31, 2017 and 2016, options to acquire 3.6 million shares and 3.8 million shares of Common Stock, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share. In periods where a loss attributable to shareholders has been incurred all stock-based awards are anti-dilutive.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

20. Restructuring Charges
During 2017, the Company recorded restructuring charges of $5.1 million ($26.8 million – 2016, $14.0 million - 2015).

The restructuring charges in 2017 primarily related to: severance costs resulting from the termination of the charter contract for the Arendal Spirit UMS in Teekay Offshore and the resulting decommissioning of the unit; reorganization and realignment of resources of certain of the Company's strategic development function to better respond to the changing business environment; and reorganization of the Company's
FPSO business to create better alignment with the Company's offshore operations.

The restructuring charges in 2016 primarily relate to the closure of two offices and seafarers' severance amounts related to the tug business in Western Australia, reorganization of the Company’s FPSO business to create better alignment with the Company’s offshore operations, and reductions to charges previously accrued. The charges related to the seafarers' severance were partly recovered from customers and the recovery is included in revenues on the consolidated statements of (loss) income.

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

At December 31, 2017 and 2016 $1.3 million and $5.6 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.
21. Income Taxes
Teekay and a majority of its subsidiaries are not subject to income tax in the jurisdictions in which they are incorporated because they do not conduct business or operate in those jurisdictions. However, among others, the Company’s U.K. and Norwegian subsidiaries are subject to income taxes.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2017 $	December 31, 2016 $
Deferred tax assets:
Vessels and equipment	5,377	40,928
Tax losses carried forward (1)	193,501	276,291
Other	29,355	17,075
Total deferred tax assets	228,233	334,294
Deferred tax liabilities:
Vessels and equipment	9,053	5,974
Provisions	5,153	—
Other	8,417	13,317
Total deferred tax liabilities	22,623	19,291
Net deferred tax assets	205,610	315,003
Valuation allowance	(202,513)	(290,015)
Net deferred tax assets	3,097	24,988
(1)    Substantially all of the Company’s net operating loss carryforwards of $979.2 million relate primarily to its Norwegian, U.K., Spanish, and Luxembourg subsidiaries and, to a lesser extent, to its Australian ship-owning subsidiaries. These net operating loss carryforwards are available to offset future taxable income in the respective jurisdictions, and can be carried forward indefinitely, except for losses which arose during 2017 in Luxembourg, which losses can be carried forward for 17 years. The Company also has $30.2 million in disallowed finance costs that relate to its Spanish subsidiaries and are available to offset future taxable income in Spain and can also be carried forward indefinitely.

Deferred tax balances are presented in other non-current assets and other long-term liabilities in the accompanying consolidated balance sheets. Certain of the balances in the comparative columns above have been adjusted with no impact on the amount of the net deferred tax assets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The components of the provision for income taxes are as follows:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Current	(11,997)	(14,424)	(10,440)
Deferred	(235)	(10,044)	27,207
Income tax (expense) recovery	(12,232)	(24,468)	16,767

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

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Net (loss) income before taxes	(516,840)	111,132	388,693
Net (loss) income not subject to taxes	(297,688)	57,862	252,604
Net (loss) income subject to taxes	(219,152)	53,270	136,089
At applicable statutory tax rates	(51,471)	5,996	32,750
Permanent and currency differences, adjustments to valuation allowances and uncertain tax positions	64,164	18,198	(49,789)
Other	(461)	274	272
Tax expense (recovery) related to the year	12,232	24,468	(16,767)

The following is a roll-forward of the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from January 1, 2015 to December 31, 2017:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Balance of unrecognized tax benefits as at January 1	19,492	18,390	20,335
Increases for positions related to the current year	2,631	6,422	4,578
Changes for positions taken in prior years	3,475	(3,729)	(2,965)
Decreases related to statute of limitations	(1,562)	(1,591)	(3,558)
Increase due to acquisition of TIL	8,528	—	—
Decrease due to deconsolidation of Teekay Offshore	(1,503)	—	—
Balance of unrecognized tax benefits as at December 31	31,061	19,492	18,390

The majority of the net increase for positions relates to the potential tax on freight income on an increased number of voyages for the year ended December 31, 2017.

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2008 through 2017 remain open to examination by some of the major jurisdictions in which the Company is subject to tax.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The interest and penalties on unrecognized tax benefits are included in the roll-forward schedule above and are approximately an increase of $3.1 million in 2017, net of statute barred liabilities, and an increase of $1.2 million in 2016 and a reduction of $0.3 million in 2015.
22. Equity-accounted Investments
On September 25, 2017, Teekay, Teekay Offshore and Brookfield finalized the Brookfield Transaction (see Note 3). As a result, Teekay has included the results of Teekay Offshore as an equity-accounted investment in its financial results as at December 31, 2017, and for the period from September 25, 2017 to December 31, 2017. At September 25, 2017, when the Company initially recorded its equity investment in Teekay Offshore, the difference between the Company's investment and the carrying value of Teekay Offshore's net assets was substantially attributable to basis differences between the fair value and carrying amounts of the vessels. As at December 31, 2017, the excess of the carrying value of the Company's investment over the carrying value of Teekay Offshore's net assets was $3.8 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Prior to the Brookfield Transaction, Teekay Offshore was consolidated and the equity investees of Teekay Offshore were included in the financial results of Teekay, which include the following:

•
In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture of Teekay Offshore and Ocyan S.A. (or Ocyan) (formerly Odebrecht Oil & Gas S.A.), which vessel was converted to a new FPSO unit for the Libra field in Brazil. The FPSO unit commenced operations in late-2017. In conjunction with the conversion project, in late-2015, the Libra Joint Venture entered into a ten-year plus construction period term loan facility, which as at December 31, 2017 had an outstanding balance of $804 million.

•
In June 2013, Teekay Offshore acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Ocyan, which owns the Itajai FPSO unit. Included in the joint venture is an eight-year loan facility, which as at December 31, 2017 had an outstanding balance of $169 million.

•	As at September 25, 2017, the investments in Libra and Itajai are no longer on the consolidated balance sheets as a result of Teekay Offshore now being accounted for using the equity method.

The equity investees of Teekay LNG include the following:

•
In December 2015, Teekay LNG entered into a joint venture agreement with Nogaholding, GIC, and Samsung to form a joint venture, the Bahrain LNG Joint Venture, for the development of an LNG receiving and regasification terminal in Bahrain and the supply of a FSU vessel (See Note 4b). Teekay LNG has a 30% ownership interest in the Bahrain LNG Joint Venture.

•
A 50/50 joint venture agreement with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) and the joint venture has ordered six internationally-flagged icebreaker LNG carriers for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project). During the year ended December 31, 2017, the Yamal LNG Joint Venture converted the $195 million advances from each joint venture partner, including accrued interest, into contributed capital of the joint venture. As at December 31, 2016, Teekay LNG had advanced $146.7 million to the Yamal LG Joint Venture and the interest accrued on these advances was $9.4 million. In December 2017, the Yamal LNG Joint Venture secured a $1.6 billion long-term debt facility to finance all six of its ARC7 LNG carrier newbuildings. As part of the completed financing, the Yamal LNG Joint Venture returned a total of $104 million of capital back to the joint venture partners in December 2017, of which Teekay LNG's share was $52 million. Teekay LNG has guaranteed its 50% share of a $816 million secured loan facility in the Yamal LNG Joint Venture and, as a result, has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2017 was $0.6 million (December 31, 2016 –$nil) and is included as part of other long-term liabilities in the consolidated balance sheets.

•
In June 2014, Teekay LNG acquired from Shell its ownership interests in four LNG carrier newbuildings. As compensation for Shell’s ownership interests in these four LNG carrier newbuildings, Teekay LNG assumed Shell’s obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery date pursuant to a ship construction support agreement. Teekay LNG estimates it would incur approximately $36.9 million of costs to provide these services, of which Shell has agreed to pay a fixed amount of $20.3 million. Teekay LNG estimated that the fair value of the service obligation was $33.3 million and the fair value of the amount due from Shell was $16.5 million. As at December 31, 2017, the carrying value of the service obligation of $8.2 million (December 31, 2016 – $22.6 million) is included in both the current portion of in-process contracts and in-process contracts and the carrying value of the receivable from Shell of $3.5 million (December 31, 2016 – $10.9 million) is included in accounts receivable in the Company’s consolidated balance sheets.

As at December 31, 2017, Teekay LNG has a 30% ownership interest in one LNG carrier, the Pan Asia, and one LNG carrier newbuilding and a 20% ownership interest in the remaining two LNG carrier newbuildings (or collectively, the Pan Union Joint Venture). The Pan Asia was delivered on October 13, 2017 and concurrently commenced its 20-year charter contract with Shell.

On initial acquisition, the basis difference between Teekay LNG's investment and the carrying value of the Pan Union Joint Venture's net assets was substantially attributed to ship construction support agreements and the time-charter contracts. As at December 31, 2017, the excess of the carrying value of Teekay LNG's investment over the carrying value of the Pan Union Joint Venture's net assets was $11.4 million (December 31, 2016 – $16.8 million).

•
A 50/50 joint venture agreement with Exmar NV (or Exmar) (or the Exmar LPG Joint Venture). Teekay LNG has guaranteed its 50% share of a secured loan facility and four capital leases in the Exmar LPG Joint Venture and, as a result, has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2017 was $1.6 million (December 31, 2016 – $1.3 million) and is included as part of other long-term liabilities in the consolidated balance sheets.

As at December 31, 2017, the Teekay LNG had advanced $52.3 million (December 31, 2016 – $52.3 million) to the Exmar LPG Joint Venture, which bears interest at LIBOR plus 0.50% and has no fixed repayment terms. As at December 31, 2017, the interest accrued on these advances was $0.2 million (December 31, 2016 – $1.1 million). These amounts are included in the table below.
On initial acquisition, the basis difference between Teekay LNG's investment and the carrying value of the Exmar LPG Joint Venture's net assets was substantially attributed to the value of the vessels and charter agreements of the Exmar LPG Joint Venture and goodwill in accordance with the finalized purchase price allocation. At December 31, 2017, the unamortized amount of the basis difference was $25.5 million (December 31, 2016 – $30.2 million).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

•
A 50/50 joint venture with Exmar (or the Excalibur Joint Venture and the Excelsior Joint Ventures). Teekay LNG has guaranteed its 50% share of the secured loan facilities of the Excalibur and Excelsior Joint Ventures and, as a result, has recorded a guarantee liability. The carrying value of the guarantee liability as of December 31, 2017 was $0.2 million (December 31, 2016 – $0.2 million) and is included as part of other long-term liabilities in the consolidated balance sheets.

On initial acquisition, the basis difference between Teekay LNG's investment and the carrying value of the Excalibur and Excelsior Joint Venture's net assets was substantially attributed to an increase to the carrying value of the vessels of the Excalibur and Excelsior Joint Ventures in accordance with the finalized purchase price allocation. At December 31, 2017, the unamortized amount of the basis difference was $35.6 million (December 31, 2016 – $37.2 million).

•
A 52% ownership interest in the joint venture between Marubeni Corporation and Teekay LNG (or the Teekay LNG-Marubeni Joint Venture). On March 31, 2017, the Teekay LNG-Marubeni Joint Venture completed the refinancing of its previous $396 million debt facility by entering into a new $335 million U.S. Dollar-denominated term loan maturing in September 2019. As part of the completed refinancing, Teekay LNG invested $57 million of additional equity, based on its proportionate ownership interest, into the Teekay LNG-Marubeni Joint Venture. Teekay LNG has guaranteed its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2017 was $0.5 million (December 31, 2016 – $0.1 million) and is included as part of other long-term liabilities in the consolidated balance sheets.

•
A 33% ownership interest in the Angola Joint Venture that owns four newbuilding 160,400-cubic meter LNG carriers (or the Angola LNG Carriers). The other partners of the Angola Joint Venture are NYK Energy Transport (or NYK) (33%) and Mitsui & Co. Ltd. (34%).

Teekay LNG has guaranteed its 33% share of the secured loan facilities and interest rate swaps of the Angola Joint Venture and, as a result, has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2017 was $0.7 million (December 31, 2016 – $1.0 million) and is included as part of other long-term liabilities in the consolidated balance sheets.

•
A 40% interest in the RasGas 3 Joint Venture between Teekay LNG and QGTC Nakilat (1643-6) Holdings Corporation. The RasGas 3 Joint Venture owns four LNG carriers and related long-term fixed-rate time charters to service the expansion of a LNG project in Qatar.

In January 2014, Teekay and Teekay Tankers formed TIL, which sought to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. Teekay and Teekay Tankers in the aggregate purchased 5.0 million shares of common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represented a total investment by Teekay and Teekay Tankers of $50.0 million. In October 2014, Teekay Tankers acquired an additional 0.9 million common shares in TIL, representing 2.43% of the then outstanding share capital of TIL. On May 31, 2017, Teekay Tankers entered into a Merger Agreement to acquire the remaining 27.0 million issues and outstanding common shares of TIL. Teekay Tankers and TIL completed the merger on November 27, 2017 and TIL became a wholly-owned subsidiary of Teekay Tankers (See Note 4a). As a result, Teekay has included the results of TIL as a part of equity (loss) income for the period up to November 27, 2017.

Teekay Tankers also owns a 50% interest in a joint venture arrangement between Teekay Tankers and Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong Joint Venture) which owns a single VLCC tanker under a long-term contract.

In November 2011, Teekay acquired a 40% interest in a recapitalized Sevan for approximately $25 million. Sevan owns an engineering and offshore project development business and intellectual property rights, including offshore unit design patents. As of December 31, 2017, the aggregate value of the Company’s 43.5% interest (43.5% interest —December 31, 2016) in Sevan, based on the quoted market price of Sevan’s common stock on the Oslo Stock Exchange, was $40.4 million ($44.9 million – December 31, 2016).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

A condensed summary of the Company’s investments in equity-accounted investees by segment is as follows (in thousands of U.S. dollars, except percentages):

		As at December 31,
Investments in Equity-accounted Investees (1)	Ownership Percentage	2017 $	2016 $
Teekay Offshore (2)
Libra Joint Venture	50%	—	69,972
Itajai	50%	—	71,827
Teekay LNG - Liquefied Gas
Angola LNG Carriers	33%	73,316	63,673
Pan Union Joint Venture	20% - 30%	38,298	33,594
Exmar LNG Joint Venture	50%	79,915	79,577
Exmar LPG Joint Venture	50%	157,926	165,064
RasGas3 Joint Venture	40%	123,034	173,037
Teekay LNG - Marubeni Joint Venture	52%	335,897	294,764
Yamal LNG Joint Venture	50%	194,715	152,927
Bahrain LNG Joint Venture	30%	77,786	64,003
Teekay Tanker - Conventional Tankers
TIL	11%	—	47,710
Wah Kwong Joint Venture	50%	24,546	22,025
Teekay Parent - Offshore Production
Sevan	44%	15,589	22,180
Teekay Parent - Other
Teekay Offshore (2) (note 3)	14%	208,871	—
TOO GP (2) (note 3)	51%	4,061	—
Teekay Parent - Conventional Tankers
TIL	8%	—	36,699
Other	50%	1,169	2,802
		1,335,123	1,299,854

(1)
Investments in equity-accounted investees is presented in current portion of loans to equity-accounted investees, loans to equity-accounted investees, equity-accounted investments and advances from affiliates in the Company’s consolidated balance sheets.

(2)	The results included for Teekay Offshore are from the date of deconsolidation on September 25, 2017. Itajai and Libra Joint Venture results were included up until September 25, 2017.

A condensed summary of the Company’s financial information for equity-accounted investments (14% to 52%-owned) shown on a 100% basis are as follows:

	As at December 31,
	2017	2016
Cash and restricted cash	555,566	500,355
Other assets - current	370,790	150,378
Vessels and equipment, including vessels related to capital leases and advances on newbuilding contracts	8,056,504	4,655,170
Net investment in direct financing leases	1,973,307	1,776,954
Other assets - non-current	500,108	74,096
Current portion of long-term debt and obligations related to capital leases	764,098	360,942
Other liabilities - current	593,968	160,312
Long-term debt and obligations related to capital leases	5,957,406	4,208,214
Other liabilities - non-current	751,416	213,060

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Year Ended December 31,
	2017	2016	2015
Revenues	980,078	882,650	985,318
Income from vessel operations	258,006	365,472	433,023
Realized and unrealized (loss) gain on non-designated derivative instruments	(17,438)	(10,900)	(38,955)
Net income	38,646	239,766	275,259

Certain of the comparative figures have been adjusted to conform to the presentation adopted in the current year. The results included for TIL are until its consolidation on November 27, 2017. The results included for Teekay Offshore are from the date of deconsolidation on September 25, 2017. Itajai and Libra Joint Venture results were included up until September 25, 2017.

For the year ended December 31, 2017, the Company recorded an equity loss of $37.3 million (2016 – income of $85.6 million, and 2015 - income of $102.9 million). The equity loss in 2017 was primarily comprised of the write-down of the carrying value of the investment in TIL (note 4a) and the Company’s share of net (loss) income from the Teekay LNG-Marubeni Joint Venture, Exmar LPG Joint Venture, Sevan, Angola LNG Carriers, the RasGas3 Joint Venture, Itajai and the Exmar LNG Joint Venture. For the year ended December 31, 2017, equity (loss) income included $7.7 million related to the Company’s share of unrealized gains on interest rate swaps in the equity-accounted investees (2016 – $8.7 million and 2015 - $5.9 million).
23. Subsequent Events

a)	In January 2018, Teekay Parent sold an aggregate of 1.1 million shares of common stock as part of a continuous offering program, generating gross proceeds of $11.2 million.

b)
In January 2018, Teekay Parent completed a private offering of $125 million of aggregate principal amount of 5.00% Convertible Senior Notes due 2023 (or Convertible Notes), raising net proceeds of approximately $120.9 million. The Convertible Notes will be convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20 percent to the concurrent common stock offering price of $9.75 per share described below. The conversion rate is subject to customary adjustments for, among other things, payments of dividends by Teekay Parent beyond the current quarterly rate of $0.055 per share of common stock, other distributions of Teekay Parent’s common stock, other securities, assets or rights to Teekay Parent’s shareholders or a Teekay Parent tender or exchange offer. In addition, following certain corporate events that occur prior to the maturity date of the Convertible Notes or following any notice of optional redemption given by Teekay Parent, Teekay Parent will, under certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or for Convertible Notes that are surrendered for conversion following such notice of redemption.

c)
In January 2018, concurrently with the offering of Convertible Notes, Teekay Parent completed a public offering of 10.0 million common shares priced at $9.75 per share, raising net proceeds of approximately $93.0 million. Teekay Parent intends to use the net proceeds from the offerings for general corporate purposes, which may include, among other things, repaying a portion of its outstanding indebtedness and funding working capital.

d)
On January 12, 2018, the Yamal LNG Joint Venture took delivery of its first ARC7 LNG carrier newbuilding, the Eduard Toll, in which Teekay LNG has a 50% ownership interest. The vessel concurrently commenced its 28-year charter contract with Yamal Trade Pte. Ltd.

e)	On January 30, 2018, the Exmar LPG Joint Venture sold an LPG carrier, the Courcheville, to a third party for gross proceeds of $4.4 million.

f)
On January 31, 2018, the Pan Union Joint Venture took delivery of its second LNG carrier newbuilding, the Pan Americas, in which Teekay LNG has a 30% ownership interest. The vessel concurrently commenced its 20-year charter contract with Shell.

g)	On January 31, 2018, Teekay LNG sold its 50% ownership interest in the Excelsior Joint Venture for net proceeds of approximately $44 million after repaying outstanding debt obligations.

h)
On February 8, 2018, CEPSA, the charterer (who is also the owner) of Teekay LNG's vessel related to capital lease, the Teide Spirit, sold the vessel to a third party. As a result of this sale, Teekay LNG returned the vessel to CEPSA and the full amount of the associated capital lease obligation was concurrently extinguished. In addition, Teekay LNG incurred seafarer severance payments of approximately $1.4 million upon the sale of the vessel.

i)	On February 8, 2018, Teekay LNG refinanced a loan maturing in 2018, with a new $197 million revolving credit facility maturing in 2022.

j)
On February 9, 2018, Teekay LNG took delivery of an LNG carrier newbuilding, the Magdala, which concurrently commenced its eight-year charter contract with Shell. Upon delivery of the vessel, Teekay LNG sold and leased back the vessel under a sale-leaseback financing transaction which includes a purchase obligation at the end of the 10-year bareboat charter contract.

k)
On March 5, 2018, Teekay LNG's 50%-owned joint venture Exmar LPG BVBA, took delivery of its seventh LPG carrier newbuilding, the Kapellen. In March 2018, Exmar LPG BVBA sold and leased back the vessel under a sale-leaseback financing transaction which includes purchase options throughout the 15-year bareboat charter contract.

TEEKAY CORPORATION
SCHEDULE I
CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED BALANCE SHEETS (NOTE 1)
(in thousands of U.S. dollars)

	As at December 31, 2017 $	As at December 31, 2016 $
ASSETS
Current
Cash and cash equivalents	22,050	8,585
Accounts receivable	699	3,241
Prepaid expenses and other	175	49
Due from affiliates	736,938	786,110
Total current assets	759,862	797,985
Investments in subsidiaries (note 1)	1,117,291	3,122,738
Other assets	297	1,586
Total assets	1,877,450	3,922,309
LIABILITIES AND EQUITY
Current
Accounts payable	1,660	344
Accrued liabilities	24,972	26,036
Due to affiliates	254,983	1,951,901
Other current liabilities	2,239	2,441
Total current liabilities	283,854	1,980,722
Long-term debt (note 2)	586,982	584,349
Other long-term liabilities	10,783	11,981
Total liabilities	881,619	2,577,052
Equity
Common stock and additional paid-in capital	919,078	887,075
Retained earnings	76,753	458,182
Total equity	995,831	1,345,257
Total liabilities and equity	1,877,450	3,922,309
The accompanying notes are an integral part of the condensed non-consolidated financial information.

TEEKAY CORPORATION
SCHEDULE I
CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF LOSS (NOTE 1)
(in thousands of U.S. dollars)

	Year ended December 31, 2017 $	Year ended December 31, 2016 $	Year ended December 31, 2015 $
Revenues	5,089	14,142	34,373
Voyage expenses	(242)	(59)	(499)
Vessel operating expenses	—	(30)	(652)
Time-charter hire expense	(17,765)	(24,477)	(43,013)
General and administrative expenses	(20,549)	(20,583)	(27,708)
Loss from vessel operations	(33,467)	(31,007)	(37,499)
Interest expense	(53,103)	(53,164)	(38,196)
Interest income	422	18,430	7,781
Impairments of investments (note 1)	(338,749)	—	(1,360,705)
Dividend income (note 1)	58,000	1,039	109
Other	4,764	(981)	(46,190)
Net loss before income taxes	(362,133)	(65,683)	(1,474,700)
Income tax (expense) recovery	(251)	(525)	52
Net loss	(362,384)	(66,208)	(1,474,648)

The accompanying notes are an integral part of the condensed non-consolidated financial information.

TEEKAY CORPORATION
SCHEDULE I
CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	(362,384)	(66,208)	(1,474,648)
Non-cash items:
Unrealized (gain) loss on derivative instruments	(2,336)	604	(34,871)
Impairments of investments	338,749	—	1,360,705
Income tax expense (recovery)	251	525	(52)
Stock-based compensation	6,952	7,106	8,054
Dividends-in-kind	(58,000)	(1,039)	—
Other	3,262	529	(6,907)
Change in operating assets and liabilities	718	17,050	25,499
Net operating cash flow	(72,788)	(41,433)	(122,220)
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	—	—	194,358
Scheduled repayments of long-term debt	—	—	(86,645)
Decrease in restricted cash	—	—	22,520
Advances from (to) affiliates	103,400	(15,802)	179,095
Net proceeds from equity issuances	25,636	105,462	—
Cash dividends paid	(18,967)	(17,406)	(125,881)
Other financing activities	(662)	(666)	(4,306)
Net financing cash flow	109,407	71,588	179,141
INVESTING ACTIVITIES
Investments in subsidiaries	(24,443)	(62,714)	(54,215)
Other investing activities	1,289	660	1,250
Net investing cash flow	(23,154)	(62,054)	(52,965)
Increase (decrease) in cash and cash equivalents	13,465	(31,899)	3,956
Cash and cash equivalents, beginning of the year	8,585	40,484	36,528
Cash and cash equivalents, end of the year	22,050	8,585	40,484
Supplemental cash flow information (note 4)

The accompanying notes are an integral part of the condensed non-consolidated financial information.

TEEKAY CORPORATION
SCHEDULE I
NOTES TO CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
1. Summary of Significant Accounting Policies
Basis of presentation
The accompanying condensed non-consolidated financial information is required by SEC Regulation S-X 5-04 for Teekay Corporation (or Teekay), which requires the inclusion of financial information for Teekay on a stand-alone basis if the restricted net assets of consolidated subsidiaries exceed 25% of total consolidated net assets as of the last day of its most recent fiscal year.
Teekay’s investments in subsidiaries are presented in this financial information under the cost method of accounting, whereby Teekay’s investment in subsidiaries is measured initially at cost. Under the cost method of accounting for investments in common stock, dividends are the basis for recognition of earnings from an investment. Under this method, an investor recognizes as income dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition by the investor. The net accumulated earnings of an investee subsequent to the date of investment are recognized by the investor only to the extent distributed by the investee as dividends. Dividends received in excess of earnings subsequent to the date of investment are considered a return of investment and are recorded as reductions of cost of the investment. Teekay received dividends from its subsidiaries of $58.0 million (2017), $1.0 million (2016) and $0.1 million (2015), respectively.
Teekay recognizes an impairment loss on its investments in its subsidiaries when a decline in fair value is considered to be other-than-temporary. During the years ended December 31, 2017, 2016 and 2015, Teekay recognized impairment losses of $338.7 million, nil and $1.4 billion, respectively, in relation to other-than-temporary declines in the fair value of its investments.
A substantial amount of Teekay’s operating, investing and financing activities are conducted by its affiliates and not reflected in this financial information. The condensed non-consolidated financial information should be read in conjunction with Teekay’s consolidated financial statements.
2. Long-term debt

	December 31, 2017 $	December 31, 2016 $
Senior Notes (8.5%) due January 15, 2020	592,657	592,657
Less unamortized discount and debt issuance costs	(5,675)	(8,308)
Total debt	586,982	584,349
Long-term portion	586,982	584,349
The Company’s 8.5% senior unsecured notes are due January 15, 2020 with an original aggregate principal amount of $450 million (or the Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.2% of par. During 2014, the Company repurchased $57.3 million of the Original Notes. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Notes are an additional issuance of the Company’s Original Notes (collectively referred to as the 8.5% Notes). The Notes were issued under the same indenture governing the Original Notes, and are fungible with the Original Notes. The discount on the 8.5% Notes is accreted through the maturity date of the notes using the effective interest rate of 8.67% per annum.

The Company capitalized aggregate issuance costs of $13.3 million which are amortized to interest expense over the term of the 8.5% Notes. As of December 31, 2017, the unamortized balance of the capitalized issuance cost was $3.8 million which is recorded in long-term debt in the condensed balance sheet. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.
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
3. Guarantees
Teekay Corporation has guaranteed obligations pursuant to certain credit facilities of its subsidiaries. As at December 31, 2017, the aggregate outstanding balance on such credit facilities of Teekay Tankers was $252.7 million. As at December 31, 2016, the aggregate outstanding balance on such credit facilities of Teekay Tankers and Teekay Offshore was $150.0 million and $364.0 million, respectively. In September 2017, Teekay was released from all of its previous guarantees relating to Teekay Offshore's long-term debt and interest rate swap and cross currency swap agreements.

4. Supplemental Cash Flow Information
During 2017, one of the Company's subsidiaries returned capital in the amount of $1.7 billion, paid-in-kind, which was treated as a non-cash transaction in the Company's condensed statement of cash flows.
During 2017 and 2016, the Company received dividends of $58.0 million and $1.0 million, respectively, paid-in-kind, which were treated as non-cash transactions in the Company's condensed statement of cash flows