Form 20-F
period 2019-12-31
TEEKAY CORP
filed 2020-04-09
CIK 911971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________
FORM 20-F
 ____________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2K2, Canada
Telephone: (604) 683-3529
(Address and telephone number of principal executive offices)

Arthur Bensler
Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2K2, Canada
Telephone: (604) 683-3529
Fax: (604) 844-6600
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value of $0.001 per share	TK	New York Stock Exchange
Securities registered, or to be registered, pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
 ____________________________________
Indicate the number of outstanding shares of each issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
100,784,422 shares of Common Stock, par value of $0.001 per share.
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

TEEKAY CORPORATION
INDEX TO REPORT ON FORM 20-F

PART I
This annual report of Teekay Corporation on Form 20-F for the year ended December 31, 2019 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

Unless otherwise indicated, references in this Annual Report to “Teekay,” “the Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries. References in this Annual Report to Teekay LNG refer to Teekay LNG Partners L.P. (NYSE: TGP), and to Teekay Tankers refer to Teekay Tankers Ltd. (NYSE: TNK). In addition, references in this Annual Report to "Altera" refer to Altera Infrastructure L.P., previously known as Teekay Offshore Partners L.P. (NYSE: TOO), which was a subsidiary of Teekay Corporation until September 2017, and an equity-accounted investment until May 8, 2019.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility and sources of liquidity to pursue capital expenditures, acquisitions and other expansion opportunities, including vessel acquisitions;

•
our dividend policy and our ability to pay cash dividends on our shares of common stock or any increases in quarterly distributions, and the distribution and dividend policies of our publicly-listed subsidiaries, Teekay LNG and Teekay Tankers (or the Daughter Entities), including the ability to increase the distribution levels of the Daughter Entities in the future;

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

•
our plans for Teekay Parent, which excludes our interests in the Daughter Entities and includes Teekay Corporation and its remaining subsidiaries, not to have a direct ownership in any floating production, storage and offloading (or FPSO) units, and increase its free cash flow per share, reduce its net debt and further strengthen its balance sheet;

•
the expected scope, duration and effects of the novel coronavirus pandemic, including its impact on global supply and demand for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG), crude oil and petroleum products and fleet utilization, and the consequences of any future epidemic or pandemic crises;

•
conditions and fundamentals of the markets in which we operate, including the balance of supply and demand in these markets and spot tanker charter rates and oil production and competition for providing services;

•	our expectations regarding tax liabilities and classifications;

•	offshore, LNG and LPG market conditions and fundamentals, including the balance of supply and demand in these markets and charter rates, and estimated growth in size of the world LNG and LPG fleets;

•	our expectations as to the useful lives of our vessels;

•	our future growth prospects;

•	the impact of future changes in the demand for and price of oil, and the related effects on the demand for and price of natural gas;

•	future oil production and refinery capacity;

•	expected costs, capabilities, acquisitions and conversions, and the commencement of any related charters or other contracts;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter or on a short-term charter contract;

•	our expectations regarding the ability of our customers to make charter payments to us;

•
the expected future resumption of the LNG plant in Yemen operated by Yemen LNG Company Limited (or YLNG) and the expected repayment of deferred hire amounts on Teekay LNG's two 52%-owned vessels, the Marib Spirit and Arwa Spirit;

•
the expected technical and operational capabilities of the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines in certain LNG carriers and expectations on improving performance on certain vessels where additional equipment will be installed to lower fuel consumption;

•
our expectations regarding the timing and schedule for completion of the receiving and regasification terminal in Bahrain in accordance with all necessary conditions, requirements and applicable consents, which will be owned and operated by Bahrain LNG W.L.L., a joint venture owned by Teekay LNG (30%), National Oil & Gas Authority (or NOGA) (30%), Gulf Investment Corporation (or GIC) (24%) and Samsung C&T (or Samsung) (16%) (or the Bahrain LNG Joint Venture), as well as the current and future performance of the terminal (including assumptions concerning its operational status) and our expectation of continued receipt of terminal use payments from the customer under its long-term contract;

•	the expected sale of the non-U.S. portion of Teekay Tanker’s ship-to-ship support services business, as well as its LNG terminal management business;

•	Teekay Tankers’ expected recovery of fuel price increases from the charterers of its vessels through higher rates for voyage charters;

•	the future valuation or impairment of our assets, including our FPSO units and goodwill;

•
our expectations and estimates regarding future charter business, with respect to minimum charter hire payments, revenues and our vessels' ability to perform to specifications and maintain their hire rates in the future;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter or whose charter contract is expiring in 2020 and 2021;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	anticipated temporary removal of vessels from the global supply chain for drydocking and scrubber retrofitting;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative and other contracts to fulfill their contractual obligations;

•	the impact on us and the shipping industry of environmental liabilities, including climate change;

•	the impact of any sanctions on our operations and our ongoing compliance with such sanctions;

•	the expected impact of the adoption of the “Poseidon Principles” by financial institutions;

•
the impact and expected cost of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business, including the expected cost to install ballast water treatment systems (or BWTS) on our vessels and the switch to burning low sulfur fuel in compliance with the International Marine Organization (or IMO) proposals and the effect of IMO 2020, a new regulation for a 0.50% global sulfur cap for marine fuels effective January 1, 2020;

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

•	the expected timing of the transition away from the use of the London Inter-Bank Offered Rate (or LIBOR) and the consequences relating to such transition;

•	the potential impact of new accounting guidance;

•	the expected impact of the adoption of new accounting standards; and

•	our business strategy and other plans and objectives for future operations.
Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in “Item 3 – Key Information – Risk Factors” and other factors detailed from time to time in other reports we file with the U.S. Securities and Exchange Commission (or the SEC).

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
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay for fiscal years 2015 through 2019, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Reports of the Independent Registered Public Accounting Firm thereon with respect to fiscal years in the three-year period ended December 31, 2019 (which are included herein) and “Item 5 – Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2019	2018	2017	2016	2015
Income Statement Data:	(in thousands of U.S. Dollars, except share and per share data)
Revenues	$1,945,391	$1,707,758	$1,880,332	$2,328,569	$2,450,382
Income from vessel operations (1)	204,042	164,319	6,700	384,290	625,132
Interest expense	(279,059)	(254,126)	(268,400)	(282,966)	(242,469)
Interest income	7,804	8,525	6,290	4,821	5,988
Realized and unrealized losses on non-designated derivative instruments	(13,719)	(14,852)	(38,854)	(35,091)	(102,200)
Equity (loss) income	(14,523)	61,054	(37,344)	85,639	102,871
Foreign exchange (loss) gain	(13,574)	6,140	(26,463)	(6,548)	(2,195)
Loss on deconsolidation of Altera (2)	—	(7,070)	(104,788)	—	—
Other (loss) income	(14,475)	(2,013)	(53,981)	(39,013)	1,566
Income tax (expense) recovery	(25,482)	(19,724)	(12,232)	(24,468)	16,767
Net (loss) income	(148,986)	(57,747)	(529,072)	86,664	405,460
Net (income) loss attributable to non-controlling interests	(161,591)	(21,490)	365,796	(209,846)	(323,309)
Net (loss) income attributable to shareholders of Teekay Corporation	(310,577)	(79,237)	(163,276)	(123,182)	82,151
Per Common Share Data:
Basic (loss) earnings attributable to shareholders of Teekay Corporation	(3.08)	(0.79)	(1.89)	(1.62)	1.13
Diluted (loss) earnings attributable to shareholders of Teekay Corporation	(3.08)	(0.79)	(1.89)	(1.62)	1.12
Cash dividends declared	0.0550	0.2200	0.2200	0.2200	1.7325
Balance Sheet Data (at end of year):
Cash and cash equivalents	$353,241	$424,169	$445,452	$567,994	$678,392
Restricted cash	101,626	81,470	106,722	237,248	176,437
Vessels and equipment	5,033,130	5,517,133	5,208,544	9,138,886	9,366,593
Net investments in direct financing and sales-type leases	818,809	575,163	495,990	660,594	684,129
Total assets	8,072,864	8,391,670	8,092,437	12,814,752	13,061,248
Total debt (3)	4,702,844	4,993,368	4,578,162	7,032,385	7,443,213
Capital stock and additional paid-in capital	1,052,284	1,045,659	919,078	887,075	775,018
Non-controlling interest	2,089,730	2,058,037	2,102,465	3,189,928	2,782,049
Total equity	2,571,593	2,867,028	2,879,656	4,089,293	3,701,074
Number of outstanding shares of common stock	100,784,422	100,435,210	89,127,041	86,149,975	72,711,371
Other Financial Data:
EBITDA (4)	$438,423	$483,885	$231,099	$961,102	$1,134,674
Adjusted EBITDA (4)	951,913	775,633	951,118	1,287,003	1,415,794
Total debt to total capitalization (5)	64.6%	63.5%	61.4%	63.2%	66.8%
Net debt to total net capitalization (6)	62.3%	61.0%	58.3%	60.4%	64.0%
Capital expenditures:
Expenditures for vessels and equipment	$109,523	$693,792	$1,054,052	$648,326	$1,795,901

(1)	Income from vessel operations includes, among other things, the following:

	Years Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of U.S. Dollars)
Write-down and loss on sale of vessels	$(170,310)	$(53,693)	$(270,743)	$(112,246)	$(70,175)
Restructuring charges	(12,040)	(4,065)	(5,101)	(26,811)	(14,017)
	$(182,350)	$(57,758)	$(275,844)	$(139,057)	$(84,192)

(2)
On September 25, 2017, Teekay, Altera and Brookfield Business Partners L.P., together with its institutional partners (collectively, Brookfield), completed a strategic partnership (or the 2017 Brookfield Transaction), which resulted in the deconsolidation of Altera as of that date. For additional information regarding the deconsolidation of Altera, please read "Item 18 – Financial Statements: Note 4 – Deconsolidation and Sale of Altera".

(3)	Total debt represents short-term debt, the current portion of long-term debt and long-term debt, and the current and long-term portion of obligations related to finance leases.

(4)
EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before foreign exchange (loss) gain, other (loss) income, write-down and loss on sale of vessels, amortization of in-process revenue contracts, direct finance and sales-type lease payments received in excess of revenue recognized, unrealized gains (loss) on derivative instruments, realized losses on stock purchase warrants and interest rate swaps, realized losses on interest rate swap amendments and terminations, loss on deconsolidation of Altera, write-downs related to equity-accounted investments, and our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits security holders in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity, or debt securities, as applicable.

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
The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net (loss) income.

	Year Ended December 31,
	2019	2018	2017	2016	2015
Income Statement Data:	(in thousands of U.S. Dollars)
Reconciliation of EBITDA and Adjusted EBITDA to Net (loss) income
Net (loss) income	$(148,986)	$(57,747)	$(529,072)	$86,664	$405,460
Income tax expense (recovery)	25,482	19,724	12,232	24,468	(16,767)
Depreciation and amortization	290,672	276,307	485,829	571,825	509,500
Interest expense, net of interest income	271,255	245,601	262,110	278,145	236,481
EBITDA	438,423	483,885	231,099	961,102	1,134,674
Foreign exchange loss (gain) (a)	13,574	(6,140)	26,463	6,548	2,195
Other loss (income) (b) (c)	14,475	2,013	53,981	39,013	(1,566)
Write-down and loss on sale of vessels	170,310	53,693	270,743	112,246	70,175
Direct finance lease payments received in excess of revenue recognized	21,636	11,082	18,737	28,348	24,429
Amortization of in-process revenue contracts and other	(4,131)	(10,217)	(13,460)	(24,195)	(33,226)
Realized and unrealized losses on non-designated derivative instruments	13,719	14,852	38,854	35,091	102,200
Realized gains (losses) from the settlements of non-designated derivative instruments	1,532	—	2,047	(8,646)	(20,008)
Loss on deconsolidation of Altera	—	7,070	104,788	—	—
Adjustments related to equity (loss) income (d)	282,375	219,395	217,866	137,496	136,921
Adjusted EBITDA	951,913	775,633	951,118	1,287,003	1,415,794

(a)
Foreign currency exchange loss (gain) includes the unrealized loss of $13.2 million in 2019 (2018 – gain of $21.2 million, 2017 – gain of $82.7 million, 2016 – gain of $75.0 million, and 2015 – loss of $89.2 million) on cross currency swaps.

(b)
In June 2016, as part of its financing initiatives, Altera canceled the construction contracts for its two UMS newbuildings. As a result, Altera accrued for potential damages resulting from the cancellations and reversed contingent liabilities previously recorded that were relating to the delivery of the UMS newbuildings. This net loss provision of $23.4 million for the year ended December 31, 2016 was reported in other loss in our consolidated statement of income. The newbuilding contracts were held in Altera's separate subsidiaries and obligations of these subsidiaries were non-recourse to Altera.

(c)
During the year ended December 31, 2016, the Company recorded a write-down of a cost-accounted investment of $19.0 million. This investment was subsequently sold in 2017, resulting in a gain on sale of $1.3 million. During 2017, the Company recognized an additional tax indemnification guarantee liability of $50 million related to the Teekay Nakilat finance leases. For additional information, please read "Item 18 – Financial Statements: Note 15 – Other loss".

(d)
Adjustments related to equity (loss) income is a non-GAAP financial measure and should not be considered as an alternative to equity income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments related to equity (loss) income exclude some, but not all, items that affect equity (loss) income, and these measures may vary among other companies. Therefore, adjustments related to equity (loss) income as presented in this Annual Report may not be comparable to similarly titled measures of other companies. Adjustments related to equity (loss) income includes depreciation and amortization, net interest expense, income tax expense (recovery), amortization of in-process revenue contracts, direct finance and sales-type lease payments received in excess of revenue recognized, write-down and loss (gain) on sales of vessels, realized and unrealized loss (gain) on derivative instruments and other items, realized loss (gain) on foreign currency forward contracts, and write-down and gain on sale of equity-accounted investments, in each case related to our equity-accounted entities, on the basis of our ownership percentages of such entities. Adjustments related to equity (loss) income are as follows:

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of U.S. Dollars)
Depreciation and amortization	68,921	111,019	82,706	69,702	69,103
Interest expense, net of interest income	99,567	98,731	57,956	45,962	47,799
Income tax expense	1,757	900	503	245	917
Amortization of in-process revenue contracts	(3,793)	(5,424)	(4,418)	(5,482)	(7,153)
Direct finance lease payments received in excess of revenue recognized	24,574	19,486	14,402	13,231	12,381
Write-down and loss (gain) on sale of vessels	—	16,277	5,479	5,304	(7,182)
Other items including realized and unrealized loss (gain) on derivative instruments	18,911	181	12,598	8,534	21,056
Realized loss (gain) on foreign currency forward contracts	(165)	(199)	69	—	—
Write-down and (gain) on sale of equity-accounted investments	72,603	(21,576)	48,571	—	—
Adjustments related to equity (loss) income	282,375	219,395	217,866	137,496	136,921

(5)	Total capitalization represents total debt and total equity.

(6)	Net debt is a non-GAAP financial measure. Net debt represents total debt less cash, cash equivalents and restricted cash. Total net capitalization represents net debt and total equity.
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
A decline in natural gas or oil prices may adversely affect our growth prospects and results of operations.
Natural gas prices are volatile and have recently reached their lowest levels since 2009 in certain geographic areas. Low energy prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil. These declines in energy prices have adversely affected energy and master limited partnership capital markets and available sources of financing for our capital expenditures and debt repayment obligations. A sustained low energy price environment may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of a number of factors, some of which may be beyond our control, including:

•	fluctuations in worldwide and regional supply of, demand for and price of natural gas;

•	a reduction in or termination of production of oil at certain fields we service, which may reduce our revenues under production-based components of our FPSO unit contracts or life-of-field contracts;

•	reductions in revenues from certain FPSO unit contracts that are affected by changes to oil prices;

•
lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels, following expiration or termination of existing contracts or upon the initial chartering of vessels, or which may result in extended periods of our vessels being idle between contracts;

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

The novel coronavirus (COVID-19) pandemic is dynamic and expanding. The continuation of this outbreak likely will have, and the emergence of other epidemic or pandemic crises could have, material adverse effects on our business, results of operations, or financial condition.

The novel coronavirus pandemic is dynamic and expanding, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic, and any future epidemic or pandemic crises, could result in direct and indirect adverse effects on our industry and customers, which in turn may impact our business, results of operations and financial condition. Effects of the current pandemic include, or may include, among others:

•
deterioration of worldwide, regional or national economic conditions and activity, which could further reduce or prolong the recent significant declines in energy prices, or adversely affect global demand for LNG, LPG, crude oil and petroleum products, demand for our services, and time charter and spot rates;

•	disruptions to our operations as a result of the potential health impact on our employees and crew, and on the workforces of our customers and business partners;

•
disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions (including for any of our onshore personnel or any of our crew members to timely embark or disembark from our vessels), increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements;

•
potential delays in the loading and discharging of cargo on or from our vessels, and any related off hire due to quarantine, worker health, or regulations, which in turn could disrupt our operations and result in a reduction of revenue;

•
potential shortages or a lack of access to required spare parts for our vessels, or potential delays in any repairs to, scheduled or unscheduled maintenance or modifications, or drydocking of, our vessels, as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions;

•	potential delays in vessel inspections and related certifications by class societies, customers or government agencies;

•	potential reduced cash flows and financial condition, including potential liquidity constraints;

•
reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to continued declines in global financial markets, including to the prices of publicly-traded securities of us, our peers and of listed companies generally;

•	a reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;

•
a decline in the market value of our vessels, which may cause us to (a) incur impairment charges or (b) breach certain covenants under our financing agreements (including our secured facility agreements and financial leases) relating to vessel-to-loan covenants; and

•
potential deterioration in the financial condition and prospects of our customers, joint venture partners or business partners, or attempts by customers or third parties to invoke force majeure contractual clauses as a result of delays or other disruptions.

Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances and the worldwide nature of our business and operations, the duration of any business disruption and the related financial impact to us cannot be reasonably estimated at this time but could materially affect our business, results of operations and financial condition.
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

In addition, the United Kingdom exited the European Union (or EU) on January 31, 2020 and entered into a transition period from February 1, 2020 to December 31, 2020 during which it will seek to agree to the terms of its future relationship with the EU. Uncertainty regarding the relationship between the United Kingdom and the EU post-2020 may create economic instability in the United Kingdom which could affect our operations, including our access to bank loans, and may lead to an adverse effect on our business. While we will seek to minimize associated risk by implementing mitigation plans, we cannot assure you that any such plans will be effective.
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
Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results and subject us to risks related to the phasing out of LIBOR.
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. Interest rate changes could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. In accordance with our risk management policy, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. We cannot assure you that any hedging activities entered into by us will be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

In addition, LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current and future debt agreements to perform differently than in the past or cause other unanticipated consequences. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. While some of the agreements governing our revolving facilities and term loan facilities provide for an alternate method of calculating interest rates in the event that a LIBOR rate is unavailable, if LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, there may be adverse impacts on the financial markets generally and interest rates on borrowings under our revolving facilities and secured term loan facilities may be materially adversely affected.

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2019, that are sensitive to changes in interest rates, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk."

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

Our ability to obtain external financing may be limited by our financial condition at the time of any such financing as well as by adverse market conditions in general. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash dividends or distributions to security holders or operate our businesses as currently conducted. In addition, issuing additional equity securities may result in significant equityholder dilution and would increase the aggregate amount of cash required to maintain quarterly dividends and distributions. The sale of certain assets will reduce cash from operations and the cash available for distribution to equityholders. For more information on our liquidity requirements, please read “Item 18 – Financial Statements: Note 17b – Commitments and Contingencies – Liquidity."

We have guaranteed certain debt of Teekay Tankers and will be directly obligated to make related payments if Teekay Tankers defaults in its payment obligations.

We have guaranteed obligations pursuant to certain credit facilities of Teekay Tankers. Two of Teekay Tankers’ term loans, maturing in 2021 were guaranteed by Teekay as at December 31, 2019. As of the date of filing, Teekay Tankers has repaid in full and canceled one of the two term loans, which had an outstanding balance of $52 million as at December 31, 2019. As at December 31, 2019, the aggregate outstanding balance on such credit facilities was $145.0 million. If Teekay Tankers defaults in paying these obligations, we will be obligated to make the required payments. The remaining term loan contains covenants that require Teekay Parent and Teekay Tankers collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt (excluding the debt of Teekay LNG).

Our cash flow depends substantially on the ability of our subsidiaries, primarily our Daughter Entities, to make distributions to us. Our Daughter Entities have significantly reduced their cash distribution levels.

The source of our cash flow includes cash distributions and dividends from our subsidiaries, primarily Teekay LNG and Teekay Tankers. The amount of cash our subsidiaries can distribute to us principally depends upon the amount of distributions or dividend declared by each of their Boards of Directors and the amount of cash they generate from their operations.

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

We and Teekay LNG each maintained these reduced dividend and distribution levels throughout 2016, 2017 and 2018. Our Board of Directors approved the elimination of the quarterly dividend on Teekay’s common stock subsequent to the quarterly distribution paid in February 2019. Teekay LNG increased its quarterly cash distributions on common units by 36% in 2019 from $0.14 per common unit to $0.19 per common unit commencing with the quarterly distribution paid in May 2019. In addition, Teekay LNG intends to increase its quarterly cash distributions by 32% to $0.25 per common unit commencing with the first quarter of 2020 quarterly distributions, payable in May 2020.

Effective May 2018, Teekay Tankers eliminated the payment of its minimum quarterly dividend of $0.24 per share (as adjusted for a reverse stock split on November 25, 2019) in order to preserve liquidity during the cyclical downturn of the tanker spot market. In November 2019, Teekay Tankers made the determination to transition away from its previous formulaic dividend policy, which was based on a payout of 30% to 50% of its quarterly adjusted net income, to primarily focus on building net asset value through balance sheet delevering and reducing its cost of capital.

These net distribution reductions by Teekay LNG and Teekay Tankers substantially reduced our cash flows from them, including receiving no distributions from our incentive distribution rights in Teekay LNG.

The amount of cash our subsidiaries generate from their operations may fluctuate from quarter-to-quarter based on, among other things:

•	the rates they obtain from their charters, voyages and contracts;

•	the price and level of production of, and demand for, crude oil, LNG and LPG;

•	the operating performance of our FPSO units, whereby receipt of incentive-based revenue from the FPSO units is dependent upon the fulfillment of the applicable performance criteria;

•	the level of their operating costs, such as the cost of crews and repairs and maintenance;

•	the number of off-hire days for their vessels and the timing of, and number of days required for, dry docking of vessels;

•	the rates, if any, at which our subsidiaries may be able to redeploy vessels, after they complete their charters or contracts and are redelivered to us;

•	the rates, if any, at which Teekay Tankers can deploy tankers in the spot market;

•	delays in the delivery of any future newbuildings or in any future conversions of upgrades of existing vessels, and the beginning of payments under charters relating to those vessels;

•	the utilization levels of their vessels trading in the spot or short-term market;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of business.

The actual amount of cash our subsidiaries have available for distribution also depends on other factors such as:

•	the level of their capital expenditures, including for maintaining vessels or converting existing vessels for other uses and complying with regulations;

•
their debt service and cash reserve requirements, financial covenants and restrictions on distributions contained in their debt agreements, including financial ratio covenants which may indirectly restrict loans, distributions or dividends;

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
Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenue we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. If the tanker market is depressed, our earnings may decrease, particularly with respect to the conventional tanker vessels owned by Teekay Tankers, which accounted for approximately 40% and 35% of our total adjusted revenues (consolidated revenues and our proportionate ownership percentage of the revenues from our equity-accounted joint ventures) during 2019 and 2018, respectively. These vessels are primarily employed on the spot-charter market, which is highly volatile and fluctuates based upon tanker and oil supply and demand. Declining spot rates in a given period generally will result in corresponding declines in operating results for that period. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt obligations. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

As at December 31, 2019, we had three FPSO units operating in our fleet. The revenue earned by certain FPSO units depends upon the volume of oil produced from offshore oil fields. Oil production levels are affected by several factors, all of which are beyond our control, including: geologic factors, including general declines in production that occur naturally over time; mechanical failure or operator error; the rate of technical developments in extracting oil and related infrastructure and implementation costs; and operator decisions based on revenue compared to costs from continued operations.

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

In the first quarter of 2020, CNR International (U.K.) Limited (or CNR) provided formal notice to Teekay of its intention to decommission the Banff field in the North Sea and remove the Banff FPSO and the Apollo FSO from the field in June 2020. Teekay has an asset retirement obligation (or ARO) relating to the sub-sea production facility associated with the Banff FPSO unit. This obligation generally involves the costs associated with the restoration of the environment surrounding the facility and removal and disposal of all production equipment. The costs under this obligation may exceed our estimates.
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

Vessel values may decline from existing levels. If operation of a vessel is not profitable, or if we cannot redeploy a chartered vessel at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposal of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. Teekay Parent anticipates selling its three FPSO units in the future. If the sales price for any such transactions is lower than the carrying value of the applicable FPSO unit, we could incur an impairment charge.

Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant impairment charge against our earnings. Such a determination involves numerous assumptions and estimates, some of which require more discretion and are less predictable, including certain estimates for our FPSO units. We recognized asset impairment charges, excluding impairment charges recognized by Altera subsequent to its deconsolidation on September 25, 2017, of $182.3 million, $53.9 million and $257.8 million in 2019, 2018, and 2017, respectively. The 2019 charge included impairments recognized of $178.3 million for three of our FPSO units, the Petrojarl Banff, Sevan Hummingbird and Petrojarl Foinaven. The 2017 charge included impairments recognized of $205.7 million for two of our three FPSO units, the Petrojarl Banff and Petrojarl Foinaven.
Declining market values of our vessels could adversely affect our liquidity and result in breaches of our financing agreements.
Market values of vessels fluctuate depending upon general economic and market conditions affecting relevant markets and industries and competition from other shipping companies and other modes of transportation. In addition, as vessels become older, they generally decline in value. Declining vessel values could adversely affect our liquidity by limiting our ability to raise cash by refinancing vessels. Declining vessel values could also result in a breach of loan and obligations under capital lease covenants and events of default under certain of our credit facilities that require us to maintain certain loan-to-value ratios. If we are unable to pledge additional collateral in the event of a decline in vessel values, the lenders under these facilities could accelerate our debt and obligations under capital lease and foreclose on our vessels pledged as collateral. As of December 31, 2019, the total outstanding debt credit facilities and obligations under capital leases with this type of loan-to-value covenant tied to conventional tanker values was $832.6 million and tied to LNG carrier values was $400.8 million. We have nine financing arrangements that require us to maintain vessel value to outstanding loan and lease principal balance ratios ranging from 75% to 135%. At December 31, 2019, we were in compliance with these required ratios.
Our future performance and ability to secure future employment for our vessels depends on continued growth (including any continued growth) in LNG production, demand and supply for LNG and LPG, and associated demand and supply for LNG and LPG shipping.
A significant portion of our future performance will depend on growth in LNG production, demand and supply for LNG and LPG, and associated demand and supply for LNG and LPG shipping services.

Expansion of the LNG and LPG shipping sectors depends on growth in world and regional demand and supply for LNG and LPG and marine transportation of LNG and LPG, as well as the supply of LNG and LPG. Demand or supply for LNG and LPG and for the marine transportation of LNG and LPG could be negatively affected by a number of factors, such as:

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

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•	increases in availability of additional sources of natural gas, including shale gas;

•
increases in the number of LNG or LPG newbuilding vessels, which could lead to an oversupply of vessels in the market and in turn create downward pressure on the demand for LNG and LPG shipping services;

•	increases in availability of alternative or renewable energy sources; and

•
negative global or regional economic or political conditions, particularly in LNG and LPG consuming regions, which could reduce energy consumption or its rate of growth, including labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification.

Furthermore, spot charter rates initially came under pressure commencing in February 2020 due to the impact of the novel coronavirus pandemic. In addition, trading prices of our equity securities have been volatile due in part to the recent impact of the pandemic on the energy and financial markets overall. The ongoing pandemic may significantly impact global economic activity (including the demand for LNG and LPG, and associated shipping rates, which may in turn negatively affect our spot chartered vessels) and may disrupt, delay or lead to cancellations of the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which in turn could negatively affect our business, results of operations and financial condition.

Reduced demand for LNG and LPG shipping could have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.
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
Altera is not controlled by us and may engage in competition with us.
We have entered into an omnibus agreement with Teekay LNG, Altera and related parties governing, among other things, when Teekay, Teekay LNG, and Altera may compete with each other and providing for rights of first offer on the transfer or rechartering of certain LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. Subject to applicable exceptions, the omnibus agreement generally provides that, without the approval of the other applicable parties, (a) neither Teekay nor Teekay LNG will own or operate offshore vessels (i.e. dynamically positioned shuttle tankers, FSO units and FPSO units) that are subject to contracts with a duration of three years or more, excluding extension options, (b) neither Teekay nor Altera will own or operate LNG carriers and (c) neither Teekay LNG nor Altera will own or operate crude oil tankers, other than crude oil tankers included in their respective fleets as of the dates of their respective initial public offerings and certain replacement tankers. If Teekay or its affiliates no longer control the general partner of Teekay LNG or Altera or if there is a change of control of Teekay, the general partner of Teekay LNG or Altera or Teekay, as applicable, may terminate relevant noncompetition and rights of first offer provisions of the omnibus agreement. During 2018, Brookfield Business Partners L.P. and its institutional investors acquired a 51% ownership interest in the general partner of Altera and have the right to appoint a majority of the directors of the general partner’s Board of Directors. This transaction constituted a change of control, giving Altera the right to elect to terminate the omnibus agreement as it applies to Altera, though we have not received any indication from Altera that it intends to do so.
The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. One customer, an international oil company, accounted for an aggregate of 12%, or $227.6 million, of our consolidated revenues during 2019 (2018 – one customer for 11%, or $195.0 million; 2017 – two customers for 24%, or $442.4 million). During these periods, no other customer accounted for over 10% of our revenues for the applicable period. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if:

•	the customer fails to make payments because of its financial inability, disagreements with us or otherwise;

•	we agree to reduce the payments due to us under a contract because of the customer’s inability to continue making the original payments;

•	upon our breach of the relevant contract, the customer exercises certain rights to terminate the contract; or

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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean-up obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and related requirements on us, please read “Item 4B – Information on the Company – Operations – Regulations.”

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

Changes in the insurance markets attributable to terrorist attacks, outbreaks of communicable diseases, environmental catastrophes or political changes may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage or be available only with restrictive terms.
Past port calls by our vessels, or third-party vessels from which we derived pooling revenues, to countries that are subject to sanctions imposed by the United States and the European Union may impact investors’ decisions to invest in our securities.
The United States has imposed sanctions on several countries or regions such as Cuba, North Korea, Syria, Sudan, Iran and Venezuela. The EU lifted its previously enacted sanctions on Iran in January 2016. At that time, the U.S. lifted its secondary sanctions on Iran which applied to foreign persons but has retained its primary sanctions which apply to U.S. entities and their foreign subsidiaries. In the past, conventional oil tankers owned or chartered-in by us, or third-party vessels participating in RSAs from which we derive revenue, made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions at the time, and we intend to maintain our compliance with all U.S. and EU sanctions. In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil or gas to or from Iran or Syria.

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
Marine transportation and oil production are inherently risky, and an incident involving loss or damage to a vessel, significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
Our vessels, crew and cargoes are at risk of being damaged, injured or lost because of events such as:

•	marine disaster;

•	bad weather or natural disasters;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy (hijacking and kidnapping);

•	cyber-attack;

•	acute-onset illness in connection with global or regional pandemics or similar public health crises;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage or pollution;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

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
We and the Daughter Entities may expend substantial sums during the construction of future newbuildings or upgrades to our or their existing vessels, including upgrades to FPSO units, without earning revenue and without assurance that they will be completed.
We may be required to expend substantial sums as progress payments during the construction of any future newbuildings or upgrades to our existing FPSO units, but we may not derive any revenue from the vessel until after its delivery. In addition, under some of our time charters if our delivery of a vessel to a customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated charges.

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

Teekay LNG has invested and is investing in technology upgrades such as MEGI twin engines and other equipment and designs for certain LNG carriers, including, among other things, to improve fuel efficiency and vessel performance. These new engine designs and other equipment may not perform to expectations, which may result in performance issues or claims based on failure to achieve specification included in charter party agreements. Actual fuel consumption for Teekay LNG’s MEGI LNG carriers exceeds specified levels in certain charter party agreements, which may result in reimbursement by Teekay LNG to the charterer for the cost of the excess fuel consumed. The amount of the reimbursements generally will increase to the extent fuel prices increase, including as a result of the IMO 2020 regulations that took effect on January 1, 2020 and limit Sulfur content in vessel fuel oils. Teekay LNG is installing additional equipment to lower fuel consumption on some of these vessels. Continued reimbursement obligations, unrecovered capital expenditures or new equipment installations not performing to our expectations could harm our results of operations or financial condition.
We may make substantial capital expenditures to expand the size of our fleet and generally are required to make significant installment payments for acquisitions of newbuilding vessels. Depending on whether we finance our expenditures through cash from operations or by incurring debt or issuing equity securities, our financial leverage could increase, or our shareholders could be diluted.
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
Exposure to currency exchange rate fluctuations results in fluctuations in our cash flows and operating results.
Substantially all of our revenues are earned in U.S. Dollars, although we are paid in Euros, Australian Dollars, and British Pounds under some of our charters. A portion of our operating costs are incurred in currencies other than U.S. Dollars. This partial mismatch in operating revenues and expenses leads to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, in particular the British Pound, the Euro, Singapore Dollar, Australian Dollar, and Canadian Dollar. We also make payments under two Euro-denominated term loans. If the amount of these and other Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to other currencies also result in fluctuations of our reported revenues and earnings. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, advances from affiliates and long-term debt are revalued and reported based on the prevailing exchange rate at the end of the applicable period. This revaluation historically has caused us to report significant unrealized foreign currency exchange gains or losses each period. The primary source of these gains and losses is our Euro-denominated term loans and our Norwegian Krone-denominated bonds.

Teekay LNG may have more difficulty entering into long-term, fixed-rate LNG time-charters if the active short-term, medium-term or spot LNG shipping markets continue to develop.

LNG shipping historically has been transacted with long-term, fixed-rate time-charters, usually with terms ranging from 15 to 20 years. One of Teekay LNG’s principal strategies is to enter into additional long-term, fixed-rate LNG time-charters. In recent years, the amount of LNG traded on a spot and short-term basis (defined as contracts with a duration of 4 years or less) has been increasing. In 2019, spot and short-term trades accounted for approximately 30% of global LNG trade.

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
Terrorist attacks, and the current or future conflicts in the Middle East, South East Asia, West Africa and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East especially among Qatar, Saudi Arabia, the United Arab Emirates, Iran, Yemen and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute to economic instability and disruption of LNG and LPG production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and or our ability to conduct business.

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

Hostilities, strikes, or other political or economic instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate or to which we trade could harm our business and ability to make cash distributions. For example, general trade tensions between the United States and China escalated in 2018 and continued through much of 2019, with the United States imposing a series of tariffs on China and China responding by imposing tariffs on United States products. Although during the last quarter of 2019, the United States and China negotiated an agreement to reduce trade tensions which became effective in February 2020, our business could be harmed by increasing trade protectionism or trade tensions between the United States and China, as well as any trade embargoes or other economic sanctions by the United States or other countries. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

Two of the six MALT LNG Carriers in the joint venture with Marubeni Corporation (or the MALT Joint Venture), the Marib Spirit and Arwa Spirit, were chartered-out to Yemen under long-term charter contracts with Yemen LNG Company Limited (or YLNG). However, due to the political unrest in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrently with the expiration of the most current deferral arrangement, in April 2019, the MALT Joint Venture entered into a suspension agreement with YLNG (the Suspension Agreement) pursuant to which the MALT Joint Venture and YLNG agreed to suspend the two charter contracts for a period of up to three years from the date of the agreement. Please read "Item 5 - Operating and Financial Review and Prospects: TGP Results - Recent Developments in Teekay LNG".
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

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict, including with respect to evolving technologies such as cloud computing. The EU adopted the General Data Privacy Regulation (or GDPR), a comprehensive legal framework to govern data collection, use and sharing and related consumer privacy rights which took effect in May 2018. The GDPR includes significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.
Sanctions against key participants in the Yamal LNG Project could impede performance of the Yamal LNG Project, which could have a material adverse effect on us.
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

In September 2019, OFAC imposed sanctions on COSCO Shipping Tanker (Dalian) Co., Ltd. (or COSCO Dalian). At the time, COSCO Dalian owned 50% of China LNG Shipping (Holdings) Limited (or CLNG). CLNG was not listed on the OFAC Order as a Specially Designated National or involved in any sanctioned activity, but by virtue of being 50%-owned by COSCO Dalian at the time, CLNG was designated as a “Blocked Person” under OFAC's deeming rules. CLNG, in turn, owns a 50% interest in our Yamal LNG joint venture (or the Yamal LNG Joint Venture), which owns six on-the-water ARC7 LNG carriers. As a result of CLNG’s 50% interest, the Yamal LNG Joint Venture at the time also qualified as a “Blocked Person" under OFAC's deeming rules.

In October 2019, the COSCO group completed an ownership restructuring on arms'-length terms pursuant to which its 50% interest in CLNG was transferred from COSCO Dalian to a non-sanctioned COSCO entity, which automatically resulted in CLNG and the Yamal LNG Joint Venture no longer being classified as a “Blocked Person” under OFAC's deeming rules. Although, CLNG and, by implication, our Yamal LNG Joint Venture were absolved from sanctions as a result of the October 2019 restructuring, OFAC subsequently lifted its sanctions against COSCO Dalian in January 2020. We do not expect any material financial impact to us from these resolved issues.

Future sanctions may prohibit the Yamal LNG Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on our financial condition, results of operations and ability to make cash distributions on our units.
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

Teekay LNG or its joint venture partners may be unable to operate an LNG receiving and regasification terminal and may be exposed from time to time to conditions, developments, or requirements that may adversely affect Teekay LNG or its joint venture.
Teekay LNG has a 30% ownership interest in an LNG regasification and receiving terminal in Bahrain. Although the Bahrain LNG Joint Venture has completed mechanical construction and commissioning of the Bahrain terminal and is currently receiving terminal use payments, certain handover arrangements in respect of the Bahrain terminal remain subject to the approval of the lenders of the Bahrain LNG Joint Venture. As a result, the Bahrain LNG Joint Venture may experience associated delays in the formal acceptance of the terminal and the commencement of commercial operations if the Bahrain LNG Joint Venture does not satisfy all applicable conditions and obtain all necessary consents in accordance with its financing agreements. Accordingly, Teekay LNG or its joint venture partners may be unable to operate the LNG receiving and regasification terminal properly, whether due to a lack of satisfaction of such conditions, a lack of obtaining such consents, a lack of industry experience, or otherwise, which could affect their ability to operate the terminal, including as a result of a reduction in the expected output of the terminal. Any such reduction could decrease revenues to the Bahrain LNG Joint Venture which may harm our business, results of operations and financial condition.

In addition, the development, construction and operation of large-scale energy and regasification projects, such as the Bahrain terminal, are inherently subject to unforeseen conditions or developments. Such conditions or developments may include, among others: shortages or delays in deliveries of equipment, materials or labor; significant cost over-runs; labor disruptions; government issues; regulatory changes; legal disputes with third-parties, including contractors, sub-contractors and customers; investigations involving various authorities; adverse weather conditions; unanticipated increases in equipment, material or labor costs; reductions in access to financing, an increase in the amount of required support from shareholders of the Bahrain LNG Joint Venture under the terms of the financing, the ability to comply with all conditions and requirements under the terms of the financing, and the ability to obtain any applicable waivers or consents from our lenders on a timely basis, or at all; unforeseen engineering, technical and technological design, environmental, infrastructure or engineering issues; the inability to operate the Bahrain terminal at its full designed capacity; a temporary shutdown of the Bahrain terminal; and a general inability to realize the anticipated benefits of the Bahrain terminal, including all the benefits associated with the long-term contract with the customer. In the event that one or more of these conditions or developments were to materialize or continue for a prolonged period (in particular, any legal disputes with third parties or the Bahrain LNG Joint Venture’s inability to comply with all conditions and requirements under the terms of its financing or obtain any applicable waivers or consents from its lenders under the terms of its financing), our business, results of operations and financial condition could be harmed.
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

Adverse effects upon the oil and gas industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil and gas will lessen dramatically over the short term due to climate change, in the long term, climate change may reduce the demand for oil and gas or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

We have substantial debt levels and may incur additional debt.

As of December 31, 2019, our consolidated long-term debt and obligations related to finance leases totaled $4.7 billion and we had the capacity to borrow an additional $0.3 billion under our revolving credit facilities. These credit facilities may be used by us for general corporate purposes. In addition to our consolidated debt, our total proportionate interest in debt of joint ventures we do not control was $2.2 billion as of December 31, 2019, of which Teekay Tankers or Teekay LNG has guaranteed $1.2 billion and the remaining $1.0 billion has limited or no recourse to Teekay LNG. Our consolidated debt, finance lease obligations and joint venture debt could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including:

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

In addition, certain of our debt agreements require us to comply with certain financial covenants. Our ability to comply with covenants and restrictions contained in debt instruments and lease obligations may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our financing agreements or indentures, our obligations may become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans may terminate. This could lead to cross-defaults under our other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans.

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

As a Marshall Islands corporation with our headquarters in Canada, and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements of the European Union, which could harm our business.

Finance ministers of the EU rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. Bermuda and the Marshall Islands were removed from the blacklist in May and October 2019, respectively. Subsequently, in February 2020, Bermuda and the Marshall Islands were "white-listed" by the EU, and we understand that these two countries fully expect to meet the EU requirements going forward.

EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist.

We are a Marshall Islands corporation with our headquarters in Canada. A majority of our subsidiaries are Marshall Islands entities and many of our subsidiaries are either organized or registered in Bermuda. These jurisdictions have enacted economic substance laws and regulations with which we are obligated to comply. We understand that recently-adopted Bermudian legislation requires each Bermudian-registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity may comply with the economic substance requirements if (i) it is directed and managed in Bermuda, (ii) its core income-generating activities are undertaken in Bermuda with respect to the relevant activity, (iii) it maintains adequate physical presence in Bermuda, (iv) it has adequate full-time employees in Bermuda with suitable qualifications, and (v) it incurs adequate operating expenditures in Bermuda in relation to the relevant activity. The Marshall Islands have also adopted similar economic substance requirements. However, the Marshall Islands provide a lower economic substance threshold for entities that carry on certain relevant activities including certain international shipping and pure equity holding activities. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements and do not foresee that these requirements will have a material adverse effect on our business, financial condition and operating results. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and therefore could result in fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

Our joint venture arrangements impose obligations upon us but limit our control of the joint ventures, which may affect our ability to achieve our joint venture objectives.
For financial or strategic reasons, we conduct a portion of our business through joint ventures. Generally, we are obligated to provide proportionate financial support for the joint ventures although our control of the business entity may be substantially limited. Due to this limited control, we generally have less flexibility to pursue our own objectives through joint ventures or to access available cash of the joint ventures than we would with our own subsidiaries. There is no assurance that our joint venture partners will continue their relationships with us in the future or that we will be able to achieve our financial or strategic objectives relating to the joint ventures and the markets in which they operate. In addition, our joint venture partners may have business objectives that are inconsistent with ours, experience financial and other difficulties (including under relevant sanctions and anti-bribery and corruption laws) that may affect the success of the joint venture or be unable or unwilling to fulfill their obligations under the joint ventures, which may affect our financial condition or results of operations.
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

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other similar legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (or the FCPA), and the Bribery Act 2010 of the United Kingdom (or the UK Bribery Act). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
Tax Risks
In addition to the following risk factors, you should read "Item 4E – Taxation of the Company", "Item 10 – Additional Information – Material United States Federal Income Tax Considerations" and "Item 10 – Additional Information – Non-United States Tax Considerations" for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common stock.
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for such purposes in any taxable year for which either (i) at least 75% of its gross income consists of “passive income” or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries' current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under "Item 10 – Additional Information – Material United States Federal Income Tax Considerations") held our common stock, such U.S. Holder would face adverse tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 – Additional Information – Material United States Federal Income Tax Considerations – United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification".
We are subject to taxes, which reduces our cash available for distribution to shareholders.
We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions.

A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our stock may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the United States, the amount of which is not within our complete control. In addition, we rely on an exemption to be deemed non-resident in Canada for Canadian tax purposes under subsection 250(6) of the Canada Income Tax Act for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that are holding companies that have over half of the cost base of their investments in eligible international shipping subsidiaries and receive substantially all of their revenue as dividends from those eligible international shipping subsidiaries exempt under subsection 250(6).  If we were to cease to qualify for the subsection 250(6) exemption, we could be subject to Canadian income tax and also Canadian withholding tax on outbound distributions, which could have  an adverse effect on our operating results.  In addition, to the extent Teekay Corporation were to distribute dividends as a corporation determined to be resident in Canada, stockholders who are not resident in Canada for purposes of the Canada Income Tax Act would generally be subject to Canadian withholding tax in respect of such dividends paid by Teekay Corporation.

Typically, most of our and our subsidiaries time-charter and spot-voyage charter contracts require the charterer to reimburse us for a certain period of time in respect of taxes incurred as a consequence of the voyage activities of our vessels, while performing under the relevant charter. However, our rights to reimbursement under charter contracts may not survive for as long as the applicable statutes of limitations in the jurisdictions in which we operate. As such, we may not be able to obtain reimbursement from our charterers where any applicable taxes that are not paid before the contractual claim period has expired.

Item 4.	Information on the Company

A.	Overview, History and Development
Overview
Teekay Corporation is an operational leader, project developer and portfolio manager in the marine midstream space. We primarily provide oil and gas transportation services to the world’s leading oil and gas companies. We generate a significant portion of revenue from long-term, fixed-rate contracts with a diverse base of energy and utility companies. Over the past 20 years, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being an asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), the continuation of our conventional tanker business through our publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), and our operations in the offshore production sector through our ownership of TPO AS.

The combined Teekay entities operate total assets under management of approximately $11 billion, comprised of approximately 140 liquefied gas, offshore, and conventional tanker assets (excluding vessels managed for third parties). With offices in 12 countries and approximately 5,700 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies. We are one of the world’s largest independent owners and operators of LNG carriers and one of the world’s largest owners and operators of mid-sized crude tankers. Our organizational structure can be divided into our controlling interests in our publicly-listed subsidiaries, Teekay LNG and Teekay Tankers (or the Daughter Entities), and Teekay and its remaining subsidiaries (or Teekay Parent).

Our business strategy across the Teekay Group is focused on the following:

•	Generate attractive long-term risk-adjusted returns, utilizing our market leading positions, global footprint and operational excellence;

•	Offer a wide breadth of marine midstream solutions to meet our customers’ needs; and

•	Provide superior customer service by maintaining high reliability, safety, environmental and quality standards.

As of January 1, 2020, the Teekay group had approximately $10 billion of contracted, forward fixed-rate revenues. The revenue-weighted average remaining term of the Teekay group’s contracts was approximately 10.6 years as of January 1, 2020, excluding spot market contracts and extension options. “Revenue-weighted average” represents the average remaining fixed contract duration of the applicable contracts, weighted on the basis of aggregate fixed forward payments to be received from each operating segment, excluding extension options. Fixed forward payments for our equity-accounted investments and joint ventures are proportionately adjusted in the calculation to reflect our ownership interests in such investments and joint ventures.

Teekay LNG includes all of our LNG and LPG carriers. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time. LPG carriers are mainly chartered to carry LPG and ammonia on time charters, on contracts of affreightment or spot voyage charters. As of December 31, 2019, Teekay LNG’s fleet had a total cargo carrying capacity of approximately 9.2 million cubic meters. Please read “– B. Operations – Our Fleet.”

Teekay Tankers includes all of our conventional crude oil tankers and product carriers. Teekay Tankers' conventional crude oil tankers and product tankers primarily operate in the spot-tanker market or are subject to time charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. Teekay Tankers considers contracts that have an original term of less than one year in duration to be short-term. Certain of its conventional crude oil tankers and product tankers are on fixed-rate time-charter contracts with an initial duration of at least one year. Our conventional Aframax, Suezmax, and large product tankers are among the vessels included in Teekay Tankers. Please read “– B. Operations – Our Fleet.”

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

The Teekay organization was founded in 1973. We are incorporated under the laws of the Republic of The Marshall Islands as Teekay Corporation and maintain our principal executive office at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2K2, Canada. Our telephone number at such address is (604) 683-3529.

The SEC maintains an Internet site at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website is www.teekay.com. The information contained on our website is not part of this annual report.
Our Ownership of the Daughter Entities and Recent Equity Offerings and Transactions by Daughter Entities
Our ownership of Teekay Tankers was 28.7% as of December 31, 2019. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and continue to consolidate this subsidiary. Our ownership of Teekay LNG was 33.9% (including our 2% general partner interest) as of December 31, 2019. We maintain control of Teekay LNG by virtue of our control of the general partner and continue to consolidate this subsidiary. Please read “Item 18 – Financial Statements: Note 5 – Equity Financing Transactions of the Daughter Entities.”

In May 2019, we sold our remaining interests in Altera to Brookfield (or the 2019 Brookfield Transaction).

Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Results of Operations” for more information on recent transactions.
Seasonality of our operations
Our tankers operate in markets that have historically exhibited seasonal variations in tanker demand and, therefore, in spot-charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by the tankers in our fleet have historically been weaker during our fiscal quarters ended June 30 and September 30, and stronger in our fiscal quarters ended December 31 and March 31.

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

B.	Operations
We have three primary lines of business: offshore production (FPSO units), liquefied gas carriers, and conventional tankers. We manage these businesses for the benefit of all stakeholders. We allocate capital and assess performance from the separate perspectives of Teekay LNG and Teekay Tankers, and Teekay Parent, as well as from the perspective of the lines of business (the Line of Business approach). The primary focus of our organizational structure, internal reporting and allocation of resources by the chief operating decision maker, is on Teekay LNG and Teekay Tankers, and Teekay Parent (the Legal Entity approach). However, we have continued to incorporate the Line of Business approach as in certain cases there is more than one line of business in each of Teekay LNG, Teekay Tankers and Teekay Parent, and we believe this information allows a better understanding of our performance and prospects for future net cash flows.

Teekay LNG

Teekay LNG’s vessels primarily compete in the LNG and LPG markets. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time and the charter rate is payable to the owner on a monthly basis and in advance. LNG shipping historically has been transacted with long-term, fixed-rate time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages (typically consisting of a single voyage), short-term time-charters and medium-term time-charters have grown in recent years. The amount of LNG traded on a spot and short-term basis (defined as contracts with a duration of four years or less) has increased from approximately 15% of total LNG supply in 2010 to almost 30% in 2019.

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

With the exception of the Arctic Spirit and Polar Spirit, which are the only two ships in the world that utilize the Ishikawajima Harima Heavy Industries Self Supporting Prismatic Tank IMO Type B (or IHI SPB) independent tank technology, Teekay LNG's fleet makes use of one of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. New LNG carriers generally have an expected lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2019, Teekay LNG's LNG carriers, including equity-accounted vessels, had an average age of approximately seven years, compared to the world LNG carrier fleet average age of approximately 10 years. In addition, as at that date, there were approximately 593 vessels in the world LNG fleet and approximately 150 additional LNG carriers under construction or on order for delivery through 2022.

In the LPG market, Teekay LNG competes principally with independent ship owners and operators, and other private and state-controlled energy and chemical companies that generally operate captive fleets.

LPG shipping involves the transportation of three main categories of cargo: liquid petroleum gases, including propane, butane and ethane; petrochemical gases including ethylene, propylene and butadiene; and ammonia. LPG carriers are mainly chartered to carry LPG on time-charters, contracts of affreightment or spot voyage charters. The two largest consumers of LPG are residential users and the petrochemical industry. Residential users, particularly in developing regions where electricity and gas pipelines are not developed, do not have fuel switching alternatives and generally are not LPG price sensitive. The petrochemical industry, however, has the ability to switch between LPG and other feedstock fuels depending on price and availability of alternatives. As at December 31, 2019, Teekay LNG's LPG and multi-gas carriers had an average age of approximately nine years compared to world average of 15 years as of December 31, 2019.

As of December 31, 2019, the worldwide LPG carrier fleet consisted of approximately 1,466 vessels and approximately 100 additional LPG vessels on order for delivery through 2022. LPG carriers range in size from approximately 100 to approximately 88,000 cubic meters (or cbm). Approximately 46% (in terms of vessel numbers) of the worldwide fleet is less than 5,000 cbm. New LPG carriers generally have an expected lifespan of approximately 30 to 35 years.

Teekay LNG includes all of our LNG and LPG carriers. As at December 31, 2019, Teekay LNG had ownership interests in 49 LNG carriers. In addition, as at December 31, 2019, Teekay LNG had full ownership of seven LPG carriers and 50% ownership, through its 50% joint venture agreement with Exmar LPG BVBA (or the Exmar LPG Joint Venture), in another 20 LPG carriers and three chartered-in LPG carriers.
Teekay Tankers
Teekay Tankers owns all of our conventional crude oil tankers and product carriers. Our conventional crude oil tankers and product tankers primarily operate in the spot-tanker market or are subject to time charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Certain of our conventional crude oil tankers and product tankers are on fixed-rate time-charter contracts with an initial duration of at least one year.

Most of Teekay Tankers’ conventional tankers operate pursuant to revenue sharing agreements (or RSAs). The RSAs are designed to spread the costs and risks associated with operation of vessels and to share the net revenues (revenues less voyage expenses and other applicable expenses) earned by all of the vessels in the RSA, based on the actual earning days each vessel is available and the relative performance capabilities, including speed and bunker consumption of each vessel. The performance capabilities of each vessel are adjusted on standard intervals based on current data. In addition, Teekay Tankers' share of the net revenues includes additional amounts, consisting of a per vessel per day fee and a percentage of the gross revenues related to the vessels of third-party vessel owners, based on their responsibilities in employing the vessels subject to the RSAs on voyage charters or time-charters. As of December 31, 2019, 50 of Teekay Tankers' owned and leased vessels and six of Teekay Tankers' time-chartered in vessels operated in the spot market through employment on spot voyage charters. Twenty-four of Teekay Tankers' Suezmax tankers, 16 of the Aframax tankers and eight of the LR2 product tankers in its fleet, as well as 20 vessels not in its fleet and owned by third parties, were subject to RSAs. The vessels subject to the RSAs are employed and operated in the spot market or pursuant to time charters of less than one year.

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

Teekay Tankers believe that it has competitive advantages in the Aframax and Suezmax tanker market as a result of the quality, type and dimensions of its vessels and its market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2019, its Aframax/LR2 tanker fleet had an average age of approximately 12.2 years and its Suezmax tanker fleet had an average age of approximately 11.6 years. This compares to an average age for the world oil tanker fleet of approximately 10.9 years, for the world Aframax/LR2 tanker fleet of approximately 10.5 years and for the world Suezmax tanker fleet of approximately 10.0 years.

Teekay Tankers completed a merger with TIL in November 2017, acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, in a share-for-share exchange at a ratio of 3.3 shares of Teekay Tankers' Class A common stock for each share of TIL common stock. As a result of the merger, TIL became a wholly-owned subsidiary of Teekay Tankers. At the time of the merger, TIL owned a modern fleet of 10 Suezmax tankers, six Aframax tankers and two LR2 product tankers. For additional information, please read "Item 18 – Financial Statements: Note 23 – Equity-accounted Investments".

In May 2017, Teekay Tankers completed the acquisition from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, of the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns conventional tanker commercial management and technical management operations and directly administers four commercially managed tanker RSAs.

Teekay Tankers acquired a ship-to-ship transfer business (now known as Teekay Marine Solutions or TMS) in July 2015 from a company jointly owned by Teekay and I.M. Skaugen SE (or Skaugen). TMS provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy, terminal management and project development services. TMS owns three STS support vessels. In January 2020, Teekay Tankers reached an agreement to sell its non-U.S. portion of the TMS business, as well as its LNG terminal management business. The sale is expected to close in the second quarter of 2020.

Teekay Parent
Our long-term vision is for Teekay Parent to be primarily a portfolio manager and project developer with the Teekay Group’s fixed assets primarily owned directly by its Daughter Entities. Our primary financial objectives for Teekay Parent are to increase the value of our three FPSO units and the value of our investments in Teekay LNG and Teekay Tankers, increase Teekay Parent’s free cash flow per share and, as a service provider to its Daughter Entities, provide scale and other benefits across the Teekay Group. We also intend to (a) continue to reduce debt of Teekay Parent, including by selling the three FPSO units or other assets in the future and using the net proceeds to repay debt and (b) seek to increase the distributions of Teekay LNG in a sustainable manner and the dividends of Teekay Tankers as the tanker market recovers and as Teekay Tankers' balance sheet leverage declines.
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
Our Consolidated Fleet under Management
As at December 31, 2019, Teekay and its Daughter Entities operated under management a fleet of 154 vessels (excluding vessels managed for third parties), including chartered-in vessels. The following table summarizes our fleet under management as at December 31, 2019:

	Owned and Leased Vessels		Chartered-in Vessels		Total
Teekay LNG
LNG Vessels	49	(1)	—		49
LPG/Multigas Vessels	27	(2)	3	(3)	30
	76		3		79
Teekay Tankers
Aframax Tankers	17		4		21
Suezmax Tankers	29		—		29
VLCC Tankers	1	(4)	—		1
Product Tankers	9		2		11
STS Support Vessels	2		3		5
	58		9		67
Teekay Parent
FPSO Units	3		—		3
FSO Units	—		2		2
Shuttle Tankers	—		2		2
Bunker Barge	—		1		1
	3		5		8
Total	137		17		154

(1)
Includes a 70% interest in five LNG carriers, a 52% interest in six LNG carriers, a 50% interest in seven LNG carriers, a 40% interest in four LNG carriers, a 33% interest in four LNG carriers, a 30% interest in two LNG carriers, and a 20% interest in two LNG carriers.

(2)	Includes a 50% interest in 20 LPG carriers.

(3)	Includes a 50% interest in all three LPG carriers.

(4)	VLCC is 50%-owned by Teekay Tankers.

Our vessels are of Bahamian, Belgian, Danish International Register, Hong Kong, Isle of Man, Marshall Islands, Singapore, and Spanish registry.

Many of our Aframax and Suezmax vessels have been designed and constructed as substantially identical sister ships. These vessels can, in many situations, be interchanged, providing scheduling flexibility and greater capacity utilization. In addition, spare parts and technical knowledge can be applied to all the vessels in the particular series, thereby generating operating efficiencies.

Please read “Item 18 – Financial Statements: Note 9 – Long-Term Debt” for information with respect to major encumbrances against our vessels.
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

Since 2010, we have produced a publicly available sustainability report that reflects the efforts, achievements, results and challenges faced by us and our affiliates relating to several key areas, including emissions, climate change, corporate social responsibility, diversity and health, safety environment and quality. We recognize the significance of Environmental, Social and Governance considerations and have set corporate goals for our organization in these areas for 2020 and beyond.

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
Risk of Loss and Insurance
The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation and transfer/lightering of crude oil, petroleum products, LNG and LPG is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts, whether relating to us or any of our joint venture partners, suppliers or customers. The occurrence of any of these events may result in loss of revenues or increased costs.

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

We have achieved certification under the standards reflected in ISO 9001 for quality assurance, ISO 14001 for environment management systems, ISO 45001:2018, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.
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
Customers
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil and LNG consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. One customer, an international oil company, accounted for an aggregate of 12%, or $227.6 million, of our consolidated revenues during 2019 (2018 – one customer for 11%, or $195.0 million; 2017 – two customers for 24%, or $442.4 million). During these periods, no other customer accounted for over 10% of our revenues for the applicable period. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.
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
IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, the International Convention on Load Lines of 1966, and, specifically with respect to LNG and LPG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the IGC Code). The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning (or DP) systems, which would apply to shuttle tankers and DP-assisted FSO units and FPSO units. SOLAS provides rules for the construction of and the equipment required for commercial vessels and includes regulations for their safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.
SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS, the IGC Code for LNG and LPG carriers, and the specific requirements for shuttle tankers, FSO units and FPSO units under the NPD (Norway) and HSE (United Kingdom) regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the United States Coast Guard (or USCG) and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in United States and European Union ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we obtain for each newbuilding, a safety management certificate on delivery.
With regard to offshore support vessels, such as UMS, SOLAS permits certain exemptions and equivalents to be allowed by the relevant vessel’s flag state. The International Code on Intact Stability, 2008 also applies generally to offshore support vessels. In 2016, the IMO’s Maritime Safety Committee (or MSC) adopted amendments to the IS Code relating to ships engaged in anchor handling operations and to ships engaged in lifting and towing operations, including escort towing. These amendments entered into force on January 1, 2020. The IMO has also developed non-mandatory codes and guidelines which apply to various types or aspects of offshore support vessels.
LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG and LPG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and LPG carriers is currently IGC Code compliant. Amendments to the IGC Code, aligning wheelhouse window fire-rating requirements with those in SOLAS chapter II-2, were adopted in 2016 and became effective on January 1, 2020.
Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (or MARPOL) (or Annex VI) sets limits on sulfur oxide (or SOx) and nitrogen oxide (or NOx) emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special “emission control areas” (or ECAs) to be established with more stringent controls on sulfur emissions. Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016, and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. Tier 3 limits are 80% below Tier 1 and these cannot be achieved without additional means such as Selective Catalytic Reduction (or SCR). In October 2016, the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement will be applicable for new ships constructed on or after January 1, 2021 if they visit the Baltic or North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.
Effective January 1, 2020, Annex VI imposes a global limit for sulfur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. To comply with this new standard, ships may utilize different fuels containing low or zero sulfur (e.g., LNG, low sulfur heavy fuel oil (or LSHFO), low sulfur marine gas oil (or LSMGO), biofuels or other compliant fuels), or utilize exhaust gas cleaning systems, known as “scrubbers”. Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulfur emission requirements (e.g., scrubbers) became effective January 1, 2019. We have taken and continue to take steps to comply with the 2020 sulfur limit. At present, we have not installed scrubbers on our existing fleet (nor do we have plans to) and we switched over to burning low sulfur fuel prior to the January 1, 2020, implementation date. At present, neither the IMO nor the International Organization for Standardization have implemented globally accepted quality standards for 0.50% m/m fuel oil. We intend, and where applicable, expect our charterers to procure 0.50% m/m fuel oil from top tier suppliers. However, until such time that a globally accepted quality standard is issued, the quality of 0.50% m/m fuel oil that is supplied to the entire industry (including in respect of our vessels) is inherently uncertain. Low quality or a lack of access to high quality low sulfur fuel may lead to a disruption in our operations (including mechanical damage to our vessels), which could impact our business, financial condition and results of operations.

As of March 1, 2018, amendments to Annex VI impose new requirements for ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that makes the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessels Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data to the Administration. This has been verified as compliant on all ships prior to December 31, 2018, and the data collection period for the 2019 calendar year has been completed. A Confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept on board.

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
IMO Guidance for countering acts of piracy and armed robbery is published by the IMO’s Maritime Safety Committee (or MSC). MSC.1/Circ.1339 (Piracy and armed robbery against ships in waters off the coast of Somalia) outlines Best Management Practices for protection against Somalia based Piracy. Specifically, MSC.1/Circ.1339 provides guidance to shipowners and ship operators, shipmasters and crews on preventing and suppressing acts of piracy and armed robbery and was adopted by the IMO through Resolution MSC.324(89). The Best Management Practices (or BMP) is a joint industry publication by BIMCO, ICS, IGP&I Clubs, INTERTANKO and OCIMF with Version 5 as the latest. Our fleet follows the guidance within BMP 5 when transiting in other regions with recognized threat levels for piracy and armed robbery, including West Africa.

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
The MEPC agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017 must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey was completed on or after September 8, 2014 but prior to September 8, 2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017 if the first renewal survey after that date was completed prior to September 8, 2019 and if the previous two conditions are not met. Vessels will be required to meet the discharge standard D-2 by installing an approved BWTS.
Besides the IMO convention, ships sailing in U.S. waters are required to employ a type-approved BWTS which is compliant with USCG regulations. The USCG has approved a number of BWTSs both nationally and internationally, out of which Alfa Laval (Sweden), Ocean Saver (Norway), Techcross, Erma First, De Nora and Sunrui (China) are under Teekay’s approved list for retrofit. We estimate that the installation of approved BWTS will cost between $2 million and $3 million per vessel.
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
The IMO has also adopted an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions. The Polar Code and related amendments entered into force in January 2017. The Polar Code is mandatory for new vessels built after January 1, 2017. For existing ships, this code will be applicable from the first intermediate or renewal survey, whichever occurs first, beginning on or after January 1, 2018. All of our vessels trading in this area are fully compliant with the Polar Code.
MSC 91 adopted amendments to SOLAS Regulation II-2/10 to clarify that a minimum of two-way portable radiotelephone apparatus for each fire party for firefighters' communication shall be carried on board. These radio devices shall be of explosion proof type or intrinsically safe type. All existing ships built before July 1, 2014 should comply with this requirement by the first safety equipment survey after July 1, 2018. All new vessels constructed (keel laid) on or after July 1, 2014 must comply with this requirement at the time of delivery. Amendments to SOLAS Regulation II-1/3/-12 on protection against noise, Regulation II-2/1 and II 2/10 on firefighting came into force on July 1, 2014. Existing ships built before July 1, 2014 were required to comply by July 1, 2019.
As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 were required to comply no later than July 1, 2019. As of December 31, 2019, all of our vessels are in compliance with these requirements.
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
All ships above 5,000 gross tonnage calling EU waters are required to comply with EU-MRV regulations. These regulations came into force on July 1, 2015 and aim to reduce green house gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their CO2 emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Teekay Corporation signed an agreement with DNV-GL for monitoring, verification & reporting as required by this regulation. We are presently using IMOS/Veslink forms which will have smooth interface with the DNV server. The first reporting period for the 2018 calendar year has been completed and emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS Database. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed on board.

The EU Regulation on Ship Recycling entered into force on December 30, 2013. This regulation aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and for recycling facilities both in the EU and in other countries. Each new ship has to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Hong Kong Convention is not yet ratified. Compliance timelines are as follows: EU-flagged newbuildings were required to have onboard a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance at the latest by December 31, 2018, existing EU-flagged vessels are required to have onboard a verified IHM with a Statement of Compliance at the latest by December 31, 2020, non-EU-flagged vessels calling at EU ports are also required to have onboard a verified IHM with a Statement of Compliance latest by December 31, 2020. The EU Commission also adopted a European List of approved ship recycling facilities, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the EU Ship Recycling Regulation.
North Sea
Our FPSO units primarily operate in the North Sea.
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
OPA 90 and CERCLA permit individual U.S. states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states, such as California, Washington and Alaska require state-specific evidence of financial responsibility and vessel response plans. We comply with all applicable state regulations in the ports where our vessels call.
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
All our vessels have USCG approved vessel response plans. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The USCG has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Similarly, we also have California Vessel Contingency Plans (CAVCP) on board vessels which are likely to call ports in State of California.
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
Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” (or VGP) and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The Vessel General Permit incorporated USCG requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2016, depending on the vessel size. The Vessel Incidental Discharge Act (or VIDA) was signed into law on December 4, 2018 and establishes a new framework for the regulation of vessel incidental discharges under the CWA. VIDA requires the EPA to develop performance standards for approximately 30 discharges by December 2020 (similar to the discharges in the EPA 2013 VGP). In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology based. Two years thereafter, the U.S. Coast Guard (or USCG) is required to develop corresponding implementation, compliance and enforcement regulations. These may include requirements governing the design, construction, testing, approval, installation and use of devices to achieve the EPA national standards of performance (or NSPs). Under VIDA, all provisions of the VGP remain in force and effect as currently written until the USCG regulations are finalized. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the Vessel General Permit gets reissued, however the provisions of the 2013 VGP, as currently written, will apply beyond 2018, until the EPA publishes new NSPs and the USCG develops implementing regulations for those NSPs which could take up to four years.
Since January 1, 2014, the California Air Resources Board has required that vessels that burn fuel within 24 nautical miles of California burn fuel with 0.1% sulfur content or less.

China

China previously established ECAs in Pearl River Delta, Yangtze River Delta and Bohai Sea which took effect on January 1, 2016. The Hainan ECA took effect on January 1, 2019. From January 1, 2019, all the ECAs have merged and the scope of domestic emission controls areas (or DECAs) were extended to 12 nautical miles from the coastline, covering the Chinese mainland territorial coastal areas as well as the Hainan Island territorial coastal waters. From January 1, 2019, all vessels navigating within the Chinese mainland territorial coastal DECAs and at berths are required to use marine fuel with Sulfur content of maximum 0.50% m/m. As per the new regulation, ships can also use alternative methods such as an Exhaust Gas Scrubber, LNG or other clean fuel that reduces the SOx to the same level or lower than the maximum required limits of Sulfur when using fossil fuel in the DECA areas or when at berth. All the vessels without an exhaust gas cleaning system entering the emission control area are only permitted to carry and use the compliant fuel oil specified by the new regulation.
From July 1, 2019, vessels engaged on international voyages (except tankers) that are equipped to connect to shore power must use shore power if they berth for more than three hours (or for more than two hours for inland river control area) in berths with shore supply capacity in the coastal control areas.

Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) took effect. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015, the Paris Agreement (or the Paris Agreement) was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases to well below 2˚ Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.
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
The vessels were verified as compliant before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance was issued by the administration/registered organization, which must be kept on board the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships with an initial strategy adopted on April 13, 2018 and a revised strategy to be adopted in 2023.
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
Many financial institutions that lend to the maritime industry have adopted the Poseidon Principles establish a framework for assessing and disclosing the climate alignment of ship finance portfolios. The Poseidon Principles set a benchmark for the banks who fund for the maritime sector, which is based on IMO GHG strategy. IMO approved an initial GHG strategy in April 2018 to reduce GHG emissions generated from shipping activity, which represents a significant shift in climate ambition for a sector that currently accounts for 2%-3% of global carbon dioxide emissions. As a result, Poseidon Principles are expected to enable financial institutions to align their ship finance portfolios with responsible environmental behavior and incentivize international shipping's decarbonization.

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
Our organizational structure includes, among others, our interests in Teekay LNG and Teekay Tankers, which are our publicly-traded subsidiaries.

The following chart provides an overview of our organizational structure as at March 1, 2020. Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at March 1, 2020.

(1)
Teekay LNG is controlled by its general partner. Teekay Corporation indirectly owns a 100% beneficial ownership in the general partner. However, in certain limited cases, approval of a majority of the unitholders of Teekay LNG is required to approve certain actions.

(2)
Teekay Tankers has two classes of shares: Class A common stock and Class B common stock. Teekay Corporation indirectly owns 100% of the Class B shares which have up to five votes each but aggregate voting power capped at 49%. As a result of Teekay Corporation’s ownership of Class A and Class B shares, it holds aggregate voting power of 54.0% as of March 1, 2020.

(3)
We are entitled to distributions on our general and limited partner interests in Teekay LNG. The general partner of Teekay LNG is also entitled to distributions payable with respect to incentive distribution rights. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

Teekay LNG is a Marshall Islands limited partnership formed by us in 2004 as part of our strategy to expand our operations in the LNG and LPG shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation service, primarily under long-term, fixed-rate contracts with major energy and utility companies. As of December 31, 2019, Teekay LNG’s fleet, including its equity investees, included 49 LNG carriers and 30 LPG/multigas carriers. Teekay LNG’s ownership interests in these vessels range from 20% to 100%. Teekay LNG also has a 30% interest in an LNG receiving and regasification terminal in Bahrain.

In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to own our conventional tanker business. As of December 31, 2019, Teekay Tankers’ fleet included 21 double-hull Aframax tankers (including four chartered-in vessel), 29 double-hull Suezmax tankers, nine product tankers, and one VLCC, all of which trade either in the spot tanker market or under short- or medium-term, fixed-rate time-charter contracts. Teekay Tankers owns 100% of its fleet, other than a 50% interest in the VLCC and the in-chartered vessels. Prior to October 1, 2018, we provided Teekay Tankers with certain commercial, technical, administrative, and strategic services under a long-term management agreement through a wholly-owned subsidiary. As of October 1, 2018, Teekay Tankers elected to receive commercial and technical management services directly from its wholly-owned subsidiaries, who receive various services from us and our affiliates.

We entered into an omnibus agreement with Teekay LNG, Altera and related parties governing, among other things, when we, Teekay LNG, and Altera may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

Teekay Parent owns three FPSO units, in addition to its interests in its subsidiaries. For additional information about Teekay LNG and Teekay Tankers please read "Item 4B – Information on the Company – Operations".

D.	Property, Plant and Equipment
Other than our vessels, and Teekay LNG’s 30% interest, through the Bahrain LNG Joint Venture, in an LNG receiving and regasification terminal, we do not have any material property. Please read “Item 18 – Financial Statements: Note 9 – Long-Term Debt for information about major encumbrances against our vessels.

E.	Taxation of the Company
United States Taxation
The following is a discussion of material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.
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

Based on our current operations, and the operations of our subsidiaries, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Income generally is subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below. Furthermore, certain of our subsidiaries engaged in activities which could give rise to U.S. Source International Transportation Income rely on our ability to claim the Section 883 Exemption.

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

Net Basis Tax and Branch Profits Tax. If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which will result in such income being treated as Effectively Connected Income. U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the current statutory rate is 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid, or deemed paid, by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our subsidiaries’ gross U.S. Source International Transportation Income, without benefit of deductions. For 2019, we estimate that, if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Income would have been approximately $8.9 million. In addition, we estimate that certain of our subsidiaries that are unable to claim the Section 883 Exemption were subject to approximately $2.1 million in U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Income for 2019. If the Section 883 Exemption does not apply, the amount of such tax for which we or our subsidiaries may be liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
Marshall Islands Taxation
We believe that neither we nor our subsidiaries will be subject to taxation under the laws of the Marshall Islands, nor that distributions by our subsidiaries to us will be subject to any taxes under the laws of the Marshall Islands, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or re-domiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance regulations or with requests made by the Marshall Islands registrar of corporations relating to our books and records and the books and records of our subsidiaries.
Other Taxation
We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations in such jurisdictions. In other non-U.S. jurisdictions, we rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we rely will continue as tax laws in those jurisdictions may change, or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read “Item 18 – Financial Statements: Note 22 – Income Taxes."

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report. In addition, refer to Item 5 in our Annual Report on Form 20-F for the year ended December 31, 2018 for our discussion and analysis comparing financial condition and results of operations from 2018 to 2017.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Teekay Corporation is an operational leader and project developer in the marine midstream space. Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies. We have a 100% general partnership interest in one publicly-listed master limited partnership, Teekay LNG, and a controlling interest in publicly-listed Teekay Tankers, and we directly own three floating production storage and offloading (or FPSO) units. In May 2019, we sold our remaining interests in Altera Infrastructure L.P. (or Altera), which was a publicly-listed master limited partnership until February 3, 2020, and previously known as Teekay Offshore Partners L.P..

Structure

To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in two publicly-traded subsidiaries, Teekay LNG and Teekay Tankers (together, the Daughter Entities), and (b) Teekay and its remaining subsidiaries, which is referred to herein as Teekay Parent. Since we control the voting interests of the Daughter Entities through our ownership of the sole general partner interest of Teekay LNG and of Class A and Class B common shares of Teekay Tankers, we consolidate the results of these subsidiaries.

On September 25, 2017, Teekay, Altera and Brookfield Business Partners L.P., together with its institutional partners (collectively, Brookfield) completed a strategic partnership (or the 2017 Brookfield Transaction) which resulted in the deconsolidation of Altera as of that date. Although Teekay owned less than 50% of Altera, Teekay maintained control of Altera until September 25, 2017, by virtue of its 100% ownership interest in the general partner of Altera, Altera Infrastructure GP L.L.C. (or Altera GP). In connection with Brookfield's acquisition of a 49% interest in Altera GP as part of the 2017 Brookfield Transaction, Teekay and Brookfield entered into an amended limited liability company agreement whereby Brookfield obtained certain participatory rights in the management of Altera GP, which resulted in Teekay deconsolidating Altera for accounting purposes on September 25, 2017. In July 2018, Brookfield exercised its option to acquire an additional 2% of ownership interests in Altera GP from Teekay. Subsequent to the closing of the 2017 Brookfield Transaction, Teekay maintained significant influence over Altera and accounted for its investment in Altera using the equity method until May 2019. In May 2019, we sold our remaining interest in Altera to Brookfield (or the 2019 Brookfield Transaction), which included our 49% general partner interest, common units, warrants, and an outstanding $25 million loan from us to Altera.

As of December 31, 2019, we had economic interests in Teekay LNG and Teekay Tankers of 33.9% and 28.7%, respectively. Please read “Item 4C – Information on the Company – Organizational Structure.”

Teekay LNG primarily holds assets that generate long-term fixed-rate cash flows. The strategic rationale for establishing this master limited partnership was to illuminate the higher value of fixed-rate cash flows to Teekay investors, realize advantages of a lower cost of equity when investing in new liquefied natural gas (or LNG) projects, enhance returns to Teekay through fee-based revenue and ownership of the partnership's incentive distribution rights and increase our access to capital for growth. Teekay Tankers holds all of our conventional tanker assets. In addition to Teekay Parent’s investments in Teekay LNG and Teekay Tankers, Teekay Parent continues to own three FPSO units.

Our long-term vision is for Teekay Parent to be primarily a portfolio manager and project developer with the Teekay Group’s fixed assets primarily owned by the Daughter Entities. Our primary financial objectives for Teekay Parent are to increase the value of the contracts for our three FPSO units and the value of our investments in Teekay LNG and Teekay Tankers, increase Teekay Parent’s free cash flow per share and, as a service provider to its Daughter Entities, provide scale and other benefits across the Teekay Group.

Teekay previously entered into an omnibus agreement with Teekay LNG, Altera and related parties governing, among other things, when Teekay, Teekay LNG, and Altera may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake (or FSO) units and FPSO units. The 2017 Brookfield Transaction constituted a change in control of Altera, which gave Altera the right to elect to terminate the omnibus agreement, although we have not received any indication from Altera that it intends to do so.

We have three primary lines of business: liquefied gas carriers, conventional tankers and offshore production (FPSO units). We manage these businesses for the benefit of all stakeholders. We allocate capital and assess performance from the separate perspectives of Teekay LNG and Teekay Tankers, and Teekay Parent, as well as from the perspective of the lines of business (the Line of Business approach). The primary focus of our organizational structure, internal reporting and allocation of resources by the chief operating decision maker, is on Teekay LNG and Teekay Tankers, and Teekay Parent (the Legal Entity approach). As a result, a substantial majority of the information provided in this Annual Report is presented in accordance with the Legal Entity approach. However, we have continued to incorporate the Line of Business approach in our financial reporting because in certain cases there is more than one line of business in each of Teekay LNG, Teekay Tankers and Teekay Parent, and we believe this information allows a better understanding of our performance and prospects for future net cash flows. We presented our investment in Altera as a separate operating segment until its sale to Brookfield in May 2019.
IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from voyage charters, time charters accounted for under operating, direct financing and sales-type leases, and FPSO contracts. Revenues are affected by hire rates and the number of days a vessel operates, the daily production volume on FPSO units, and the oil price for certain FPSO units. Revenues are also affected by the mix of business between time charters and voyage charters and to a lesser extent whether our vessels are subject to an RSA. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

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

•
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere but weaker in the summer months as a result of lower oil consumption in the Northern Hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our conventional tankers have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended December 31 and March 31.

•
The novel coronavirus (COVID-19) pandemic is dynamic and expanding. The continuation of this outbreak likely will have, and the emergence of other epidemic or pandemic crises could have, material adverse effects on our business, results of operations, or financial condition. The novel coronavirus pandemic is dynamic and expanding, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic likely will result in direct and indirect adverse effects on our industry and on our business, results of operations and financial condition. COVID-19 is anticipated to result in a significant decline in global demand for crude oil, refined petroleum products, LNG and LPG. Apart from a minority interest Teekay LNG has in an LNG receiving and regasification terminal, a majority of our business involves the transportation of crude oil, refined petroleum products, LNG and LPG on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. At this stage, it is extremely difficult to determine the full impact of COVID-19 on our business. Effects of the current pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for oil, refined petroleum products, LNG and LPG; operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could reduce our future growth opportunities; and potential deterioration in the financial condition and prospects of our customers, joint venture partners or other business partners. Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances, the duration of business disruption and the related financial impact cannot be reasonably estimated at this time, but could materially affect our business, results of operations and financial condition. Please read "Item 3 - Risk Factors" for more details about potential effects of the coronavirus on our business.

•
The size of and types of vessels in our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries, vessel dispositions and changes to the number of vessels we charter in, as well as our entry into new markets. Please read “– Results of Operations” below for further details about vessel dispositions, deliveries and vessels chartered in. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
Vessel operating and other costs are facing industry-wide cost pressures. In 2019, we completed our LNG fleet expansion program with the building of 21 new vessels over a three-year period. This required significant investment in recruiting and training related sea- staff for the vessels. While we are always subject to commodity price and inflationary pressures for vessel operating expenses, we have been able to maintain our vessel operating expenses at or near inflationary levels for several years. We expect this to continue in the near term. However, regulatory compliance has increased cost pressures on operators in recent years, which may lead to increased operational expenses in the future.

•
Our net income is affected by fluctuations in the fair value of our derivative instruments. Most of our existing cross currency and interest rate swap agreements and foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe the non-designated derivative instruments are economic hedges, the changes in their fair value are included in our consolidated statements of loss as unrealized gains or losses on non-designated derivatives. The unrealized changes in fair value do not affect our cash flows or liquidity.

•
The amount and timing of dry dockings of our vessels can affect our revenues between periods. Our vessels are off-hire at various times due to scheduled and unscheduled maintenance. During 2019 and 2018, on a consolidated basis, we incurred 886 and 451 off-hire days relating to dry docking, respectively. The financial impact from these periods of off-hire, if material, is explained in further detail below in "– Results of Operations”. Fourteen of our vessels are scheduled for dry docking during 2020.

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

•
The duration of some of our FPSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels. FPSO contracts under which our FPSO units operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our cash flow and our ability to make cash distributions. FPSO units, in particular, are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.

•
We do not control access to cash flow generated by our investments in equity-accounted joint ventures. We do not have control over the operations of, nor do we have any legal claim to the revenue and expenses of our investments in, our equity-accounted joint ventures. Consequently, the cash flow generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such cash flows are generated.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS
The results of operations that follow have first been divided into (a) our controlling interests in our publicly-traded subsidiaries Teekay LNG and Teekay Tankers and (b) Teekay Parent. Within these groups, we have further subdivided the results into their respective lines of business. The following table (a) presents revenues and income (loss) from vessel operations for each of Teekay LNG and Teekay Tankers, and for Teekay Parent, and (b) reconciles these amounts to our consolidated financial statements.

	Revenues		Income (loss) from vessel operations
(in thousands of U.S. dollars)	2019	2018	2019	2018
Teekay LNG	601,256	510,762	299,253	148,599
Teekay Tankers	943,917	776,493	123,883	7,204
Teekay Parent	413,806	451,659	(219,094)	8,516
Elimination of intercompany (1)	(13,588)	(10,426)	—	—
Teekay Corporation Consolidated	1,945,391	1,728,488	204,042	164,319

(1)
During 2019, Teekay Tankers' ship-to-ship transfer business provided operational and maintenance services to Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by Teekay LNG, for the LNG receiving and regasification terminal in Bahrain. Also during 2019, the Magellan Spirit LNG carrier was chartered by Teekay LNG to Teekay Parent for a short period of time. During 2018, Teekay Parent chartered in two LNG carriers from Teekay LNG until March and April 2018.

Summary

Teekay Corporation consolidated income from vessels operations increased to $204.0 million for the year ended December 31, 2019 compared to $164.3 million in the prior year. The primary reasons for this increase are as follows:

•
an increase in income from vessel operations in Teekay LNG of $150.7 million due to write-downs in 2018 of three conventional tankers and four multi-gas vessels, deliveries to Teekay LNG of the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carrier newbuildings between February 2018 and January 2019, the charter-in of the Magellan Spirit LNG carrier, higher contribution from the Torben Spirit LNG carrier and seven multi-gas carriers due to higher average charter rates earned in 2019, and lower general and administrative expenses due primarily to reductions in legal and other professional fees incurred, partially offset by more off-hire days in the fleet in 2019; and

•	an increase in income from vessel operations in Teekay Tankers of $116.7 million due to higher overall average realized TCE rates earned in the spot tanker market;
partially offset by

•
a decrease in income from vessel operations in Teekay Parent of $227.6 million due to write-downs in 2019 of our FPSO units of $178.3 million, lower contribution from Teekay Parent's three FPSO units as a result of planned maintenance shutdowns, lower production and lower oil prices, and the termination of contracts for managing drybulk entities, partially offset by a decrease in corporate expenses and by the redelivery of two in-chartered LNG carriers to Teekay LNG in 2018.

Details of the changes to our results of operations for the year ended December 31, 2019, compared to the year ended December 31, 2018 are provided in the following section.

Year Ended December 31, 2019 versus Year Ended December 31, 2018
Teekay LNG
As at December 31, 2019, Teekay LNG’s liquefied gas fleet consists of a controlling interest in 24 LNG carriers and seven LPG/multi-gas carriers. In addition, Teekay LNG also has interests of 20% to 52% in 25 LNG carriers, 23 LPG/multi-gas carriers and one LNG regasification terminal in Bahrain that are accounted for using the equity method.
Recent Developments in Teekay LNG
Two of the six LNG carriers (or MALT LNG Carriers) in Teekay LNG's 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture), the Arwa Spirit and Marib Spirit, are under long-term contracts expiring in 2029 with Yemen LNG Company Limited (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrently with the expiration of the most recent deferral arrangement, in April 2019 the MALT Joint Venture entered into a suspension agreement with YLNG (or the Suspension Agreement) pursuant to which the MALT Joint Venture and YLNG agreed to suspend the two charter contracts for a period of up to three years from the date of the agreement. Should the LNG plant in Yemen resume operations during the term of the Suspension Agreement, YLNG will be required to repay the applicable deferred amounts plus interest over a period of installments. However, there are no assurances if or when the LNG plant will resume operations and, accordingly, if YLNG will be able to repay all or any portion of the deferred amounts. Pursuant to the Suspension Agreement, the MALT Joint Venture is permitted to directly charter the Arwa Spirit and Marib Spirit for its own account to third parties. In May 2019, the MALT Joint Venture secured one-year, fixed-rate charter contracts on the Arwa Spirit and Marib Spirit, which commenced in June and July 2019, respectively. In April 2020, the MALT Joint Venture secured a one-year, fixed-rate charter contract, with a one-year option, for the Arwa Spirit commencing in May 2020 after its current charter contract ends. Also in April 2020, the MALT Joint Venture secured an eight-month charter contract for the Methane Spirit, which is expected to commence concurrently after its current charter contract ends in July 2020.

Teekay LNG's 30%-owned joint venture in Bahrain (or the Bahrain LNG Joint Venture) completed the mechanical construction and commissioning of the LNG receiving and regasification terminal in Bahrain and began receiving terminal use payments in early-2020 under its 20-year terminal use agreement with National Oil & Gas Authority (or NOGA).

Effective January 1, 2020, the International Maritime Organization (or IMO) imposed a 0.50% m/m (mass by mass), global limit for sulfur in fuel oil used on board ships. To comply with this new regulatory standard, ships may utilize different fuels containing low or zero sulfur or utilize exhaust gas cleaning systems, known as “scrubbers”. To date, Teekay LNG have not installed any scrubbers on its existing fleet, but Teekay LNG has taken and continues to take steps to comply with the 2020 sulfur limit. Detailed plans to address this changeover were prepared and have been successfully implemented. In addition, dialogue with all charterers took place with a view to promote the use of LNG as the primary fuel whenever possible. All charterers accepted the rationale as a logical means of compliance. Vessels are supplied with compliant low sulfur heavy fuel oil and low sulfur marine gas oil which are used as pilot fuels, maneuvering or heel out situations, or in the case of heavy fuel oil only vessels, as the primary fuel. Under time charters, as both the LNG and compliant fuel is supplied by the charterers, there has been minimal impact on revenues for Teekay LNG's LNG fleet.

In October 2019, Teekay LNG sold its last remaining conventional tanker, the Alexander Spirit, for net proceeds of $11.5 million.

During September 2019, Awilco LNG ASA (or Awilco) exercised its option to extend the charters for the WilForce and WilPride by up to 60 days from December 31, 2019 to February 29, 2020. In October 2019, Awilco obtained credit approval for a financing facility that would provide the funds necessary for Awilco to fulfill its repurchase obligation of the WilForce and the WilPride LNG carriers. As a result, Teekay LNG derecognized both vessels for accounting purposes and recognized sales-type lease receivables of $265.2 million based on the remaining payments owing to Teekay LNG, including the remaining daily hire, $29 million in aggregate of deferred hire and the aggregate vessel repurchase price obligations. Teekay LNG recognized a gain of $14.3 million upon derecognition of the vessels in the fourth quarter of 2019. No voyage revenues were recognized in respect of these Awilco charters subsequent to September 30, 2019. Pursuant to Teekay LNG's bareboat charters, Awilco repurchased the WilPride and WilForce on January 3, and January 7, 2020, respectively, and paid Teekay LNG the associated purchase obligations and deferred hire amounts relating to these two vessels. The net proceeds from the sales were used to repay $157 million of term loans that were collateralized by these vessels, and to fund working capital requirements.

On September 25, 2019, the United States Government, by an Executive Order of the Department of the Treasury’s Office of Foreign Assets Control (or OFAC), imposed sanctions on COSCO Shipping Tanker (Dalian) Co., Ltd. (or COSCO Dalian). At the time, COSCO Dalian owned 50% of China LNG Shipping (Holdings) Limited (or CLNG). CLNG was not listed on the OFAC Order as a Specially Designated National or involved in any sanctioned activity, but by virtue of being 50%-owned by COSCO Dalian at the time, CLNG was designated as a “Blocked Person” under OFAC's deeming rules. CLNG, in turn, owns a 50% interest in Teekay LNG's Yamal LNG joint venture (or the Yamal LNG Joint Venture), which owns six on-the-water ARC7 LNG carriers. As a result of CLNG’s 50% interest, the Yamal LNG Joint Venture at the time also qualified as a “Blocked Person" under OFAC's deeming rules. On October 21, 2019, the COSCO group completed an ownership restructuring on arms'-length terms pursuant to which its 50% interest in CLNG was transferred from COSCO Dalian to a non-sanctioned COSCO entity, which automatically resulted in CLNG and the Yamal LNG Joint Venture no longer being classified as a “Blocked Person” under OFAC's deeming rules. Although CLNG and, by implication, the Yamal LNG Joint Venture were absolved from sanctions as a result of the October 2019 restructuring, OFAC subsequently lifted its sanctions against COSCO Dalian in January 2020. Teekay LNG does not expect any material financial impact from these resolved issues.

In August, November and December 2019, the Yamal LNG Joint Venture took delivery of its fourth, fifth and sixth ARC7 LNG carrier newbuildings, the Vladimir Voronin, the Georgiy Ushakov and the Yakov Gakkel, respectively. Upon delivery, the vessels commenced their respective 26- to 27-year charter contracts with Yamal Trade Pte. Ltd. Teekay LNG has a 50% ownership interest in these vessels through its interest in the joint venture.

In June 2019, Teekay LNG entered into an agreement with a contractor to supply reliquefaction equipment to enhance vessel performance on certain of its LNG carriers in 2021 and 2022, for an estimated installed cost of approximately $61 million.

In May 2019, Teekay LNG extended the fixed-rate charter contract of the 1993-built Polar Spirit LNG carrier for three additional years at a charter rate in excess of the previous fixed rate. The charter extension commenced on May 7, 2019.

In February 2019, Teekay LNG entered into a commercial management agreement with a third-party commercial manager (or the Manager) pursuant to which the Manager will commercially manage Teekay LNG's seven multi-gas vessels. In May 2019, Teekay LNG completed the transition of the commercial management of all seven multi-gas vessels to the Manager. In March 2020, Teekay LNG received notice from the Manager that it will dissolve the pool effective September 2020 in accordance with its rights in the commercial management agreement. Teekay LNG is currently evaluating all alternatives with respect to the future commercial activities of these vessels after the agreement with the Manager ends in September 2020.

Effective January 1, 2019, Teekay LNG has been treated as a corporation for U.S. federal income tax purposes, and common and preferred unitholders will receive Form 1099s instead of Schedule K-1s relating to distributions taxable as dividend. Teekay LNG remains a master limited partnership and all other provisions of Teekay LNG's limited partnership agreement remain in effect.

In January 2019, the Yamal Spirit LNG carrier newbuilding was delivered, which concurrently commenced its 15-year charter time-contract with Yamal Trade Pte. Ltd. Upon delivery of the vessel, Teekay LNG entered into a 15-year sale-leaseback financing arrangement with a lessor for $158.7 million. The proceeds were used to pay the shipyard for construction costs upon delivery of the LNG carrier newbuilding.

In January 2019, Teekay LNG's joint venture with China LNG Shipping (Holdings) Limited (or China LNG), CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd. (or the Pan Union Joint Venture) took delivery of its fourth LNG carrier newbuilding, the Pan Africa. Upon delivery, the vessel commenced its 20-year charter contract with Shell. Teekay LNG has a 20% ownership interest in this vessel through Teekay LNG's interest in the joint venture.

In January 2019, Compania Espanole de Petroleos, S.A (or CEPSA), the charterer and owner of Teekay LNG's finance leased vessel, the Toledo Spirit, sold the vessel to a third party. As a result of the sale, Teekay LNG returned the vessel to CEPSA and the full amount of Teekay LNG's associated obligation related to the finance lease of the vessel was concurrently extinguished. In addition, Teekay LNG incurred associated seafarer severance costs of $3.0 million in 2019 related to the sale of the Toledo Spirit.

In September 2018, the MALT Joint Venture agreed to charter its LNG carrier, the Magellan Spirit, to Teekay LNG for an initial period of two years at a fixed rate. Teekay LNG subsequently chartered-out the Magellan Spirit to third parties at charter rates that were higher than the charter-in rate that Teekay LNG is required to pay to the MALT Joint Venture. In March 2019, the Magellan Spirit completed its charter contract with a third party and was redelivered to Teekay LNG, at which time the vessel proceeded to its scheduled dry dock which completed in May 2019. In April 2019, Teekay LNG secured a three-year fixed-rate charter contract for the Magellan Spirit, which commenced in late-May 2019. In connection with this new three-year charter, one of our wholly-owned subsidiaries agreed to charter-in the vessel from Teekay LNG in order to facilitate the charter-out of the vessel to the third-party customer. The in-charter contract was novated to Teekay LNG in the fourth quarter of 2019. Teekay LNG expects to continue to directly charter the vessel to the third-party customer for the duration of the remaining three-year charter. In connection with this arrangement, the MALT Joint Venture extended its existing charter-out contract to Teekay LNG for the same three-year period to cover the entire charter period with the third-party customer.

Operating Results – Teekay LNG
The following table compares Teekay LNG’s operating results, equity income and number of calendar-ship-days for its vessels for 2019 and 2018:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2019	2018
Revenues	601,256	510,762
Voyage expenses	(21,387)	(28,237)
Vessel operating expenses	(111,585)	(117,658)
Time-charter hire expense	(19,994)	(7,670)
Depreciation and amortization	(136,765)	(124,378)
General and administrative expenses (1)	(22,521)	(28,512)
Write-down of and sale of vessels	13,564	(53,863)
Restructuring charges	(3,315)	(1,845)
Income from vessel operations	299,253	148,599

Liquefied Gas Carriers (1)	300,520	169,918
Conventional Tankers (1)(2)	(1,267)	(21,319)
	299,253	148,599

Equity income – Liquefied Gas Carriers	58,819	53,546
Calendar-Ship-Days (3)
Liquefied Gas Carriers	11,650	10,125
Conventional Tankers	317	1,389

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Further information on Teekay LNG’s conventional tanker results can be found in “Item 18 – Financial Statements: Note 3 – Segment Reporting.”

(3)	Calendar-ship-days presented relate to consolidated vessels.

Income from vessel operations for Teekay LNG increased to $299.3 million in 2019 compared to $148.6 million in 2018, primarily as a result of:

•
an increase of $53.1 million as a result of write-downs in 2018 of three conventional tankers and four multi-gas vessels and the sales of the Teide Spirit, European Spirit, African Spirit, Toledo Spirit and Alexander Spirit, partially offset by a write-down of the Alexander Spirit in the third quarter of 2019;

•	an increase of $48.6 million due to the deliveries of the Sean Spirit, Bahrain Spirit and Yamal Spirit and commencement of their charter contracts;

•	an increase of $33.2 million primarily due to higher charter rates earned in 2019 on the Torben Spirit and our seven multi-gas carriers;

•	an increase of $12.3 million due to the deliveries of the Magdala, Myrina and Megara following the commencement of their charter contracts in 2018;

•	an increase of $8.9 million due to the reclassification of Awilco vessels as sales-type leases in the fourth quarter of 2019, resulting in a gain on the derecognition of vessels in the same period;

•
an increase of $6.0 million primarily due to a reduction in legal and other professional fees incurred in 2019. During 2018, professional fees included amounts relating to the tax treatment dispute relating to the lease of three LNG carriers (or the RasGas II LNG Carriers) in Teekay LNG's 70%-owned consolidated subsidiary Teekay Nakilat Corporation (or the RasGas II Joint Venture) and claims against a Norway-based marine transportation company, I.M. Skaugen SE, for damages and losses for Teekay LNG's seven multi-gas carriers previously on charter to them; and

•
an increase of $3.2 million due to the Polar Spirit being off-hire for 35 days in 2018 primarily due to an incident investigation involving a collision with a small vessel and repositioning to other charters;

partially offset by

•
a decrease of $9.1 million due to the Madrid Spirit and Galicia Spirit being off-hire for 82 days and 38 days in 2019, respectively, and the impact of the depreciation of the Euro on Teekay LNG's Euro-denominated revenue and Euro-denominated operating expenses, partially offset by the Catalunya Spirit being off-hire for 28 days in 2018 for a scheduled dry docking; and

•
a decrease of $3.5 million due to decrease in operating expenses passed through to the charterer and due to declining revenue recognition for charter contracts accounted for as direct financing leases for the Tangguh Sago and Tangguh Hiri in 2019.

Equity income related to Teekay LNG’s liquefied gas carriers increased to $58.8 million in 2019 compared to $53.5 million in 2018. The changes were primarily a result of:

•
an increase of $23.3 million due to the deliveries of the Pan Americas, Pan Europe, Pan Africa, Rudolf Samoylovich, Nikolay Yevgenov, Vladimir Voronin, Georgiy Ushakov and Yakov Gakkel following the commencement of their charter contracts in 2018 and 2019;

•
an increase of $8.8 million due to recognition of dry-dock revenue upon completion of a dry dock for the Meridian Spirit, higher charter rates earned for the Arwa Spirit and Marib Spirit on one-year fixed-rate charter contracts commencing in the third quarter of 2019, higher fleet utilization in 2019, and lower interest expense as a result of the refinancing completed in 2018 in Teekay LNG's 52%-owned investment in the LNG carriers relating to MALT LNG Carriers; and

•	an increase of $7.9 million due to higher fixed and spot charter rates earned in Teekay LNG's 50%-ownership interest in Exmar LPG BVBA (or the Exmar LPG Joint Venture) compared to 2018;
partially offset by

•	a decrease of $17.7 million due to mark-to-market changes for derivative instruments, resulting in the recognition of unrealized losses in 2019 compared to unrealized gains in 2018;

•
a decrease of $10.8 million due to the Bahrain Spirit floating storage unit chartered-in by the Bahrain LNG Joint Venture from Teekay LNG commencing in September 2018 not earning any sub-charter income in 2019; and

•	a decrease of $5.7 million due to a gain on the sale of Teekay LNG's interest in its 50%-owned joint venture with Exmar NV (or the Excelsior Joint Venture) recorded in 2018.
Teekay Tankers
As at December 31, 2019, Teekay Tankers owned and leased 55 double-hulled conventional oil and product tankers, time chartered-in four Aframax and two Long Range 2 (or LR2) product tankers, and owned a 50% interest in one Very Large Crude Carrier (or VLCC).
Recent Developments in Teekay Tankers
In January 2020, Teekay Tankers reached an agreement to sell the non-U.S. portion of its STS business, as well as its LNG terminal management business for $26 million, with an adjustment for the final amounts of cash and other working capital present on the closing date. The sale is expected to close in the second quarter of 2020.

As described above, effective January 1, 2020, the IMO imposed a 0.50% m/m (mass by mass), global limit for sulfur in fuel oil used on board ships. To comply with this new regulatory standard, ships may utilize different fuels containing low or zero sulfur or utilize exhaust gas cleaning systems, known as “scrubbers”.  Teekay Tankers has taken, and continues to take, steps to comply with the 2020 sulfur limit. Detailed plans to address this changeover were prepared and were successfully implemented.  At present, Teekay Tankers has not installed any scrubbers on its fleet and has switched over to burning compliant low sulfur fuel from January 1, 2020.  The initial transition to low sulfur fuel did not have a significant impact on operational results.  The future fuel price spread between high sulfur fuel and low sulfur fuel is uncertain, however, the use of compliant low sulfur fuel is anticipated to result in an increase in voyage expenses.  It is expected that Teekay Tankers will be able to recover fuel price increases from the charterers of its vessels through higher rates for voyage charters.

During the fourth quarter of 2019 and the first quarter of 2020, Teekay Tankers agreed to sell four Suezmax tankers in separate transactions for a combined sales price of approximately $79 million. One vessel was delivered to the buyer in December 2019, two vessels were delivered to their respective buyers in February 2020 and the remaining vessel was delivered in March 2020.
In March and April 2020, Teekay Tankers entered into three time charter-out contracts for three Suezmax tankers with one-year terms at an average daily rate of $46,700. The charters are expected to commence between April 2020 and May 2020.
In December 2019, Teekay Tankers entered into a time charter-out contract for one Suezmax tanker with a one-year term at a daily rate of $36,000.

In October 2019, Teekay Tankers entered into time charter-out contracts for two Suezmax tankers with one-year terms at an average daily rate of $38,250 and a time charter-out contract for one Suezmax tanker with a ten-month term at a daily rate of $35,950.

In the second quarter of 2019, Teekay Tankers entered into a time charter-in contract for one Aframax tanker for a firm period of two years at a daily rate of $21,000 with an option period of one year at $22,000 per day. The vessel was delivered to Teekay Tankers during the third quarter of 2019 and has been trading in the spot market.

In May 2019, Teekay Tankers completed a $63.7 million sale-leaseback financing transaction for two of its Suezmax tankers. Each vessel is leased on a bareboat charter for nine years, with a fixed daily rate of $12,300, with purchase options throughout the lease term commencing at the end of the second year, and a purchase obligation at the end of the lease term. Proceeds from the sale-leaseback transaction were used to prepay a portion of one of Teekay Tankers' loan facilities.

In the first quarter of 2019, Teekay Tankers entered into time charter-in contracts for two LR2 product tankers, each of which has a two-year term with a weighted-average daily rate of $20,500 and a one-year extension option with a weighted-average daily rate of $22,500.

Teekay Tankers entered into a risk-sharing agreement with a third party for one of the vessels, whereby an agreed portion of net profit or loss is shared with the third party. Both vessels were delivered in January 2019 and have been trading in the spot market.

Operating Results – Teekay Tankers

The following table compares Teekay Tankers’ operating results, equity income and number of calendar-ship-days for its vessels for 2019 and 2018.

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2019	2018
Revenues	943,917	776,493
Voyage expenses	(402,294)	(381,306)
Vessel operating expenses	(208,601)	(209,131)
Time-charter hire expense	(43,189)	(19,538)
Depreciation and amortization	(124,002)	(118,514)
General and administrative expenses	(36,404)	(39,775)
Write-down and loss on sale of vessels	(5,544)	170
Restructuring charges	—	(1,195)
Income from vessel operations	123,883	7,204
Equity income	2,345	1,220
Calendar-Ship-Days (1)
Conventional Tankers	22,350	21,226

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.
Tanker Market
The crude tanker market started 2019 on a positive note following a firm fourth quarter of 2018. However, rates quickly declined through the first half of the year as a result of relatively high tanker fleet growth, lower OPEC crude oil production, and heavier than normal refinery maintenance as refiners prepared for the IMO 2020 regulations. Lower OPEC crude oil production was a result of both high adherence to the 1.2 million barrels per day (mb/d) of cuts implemented from the start of 2019 and reduced supply from Venezuela and Iran as a result of U.S. sanctions. On the fleet supply side, the worldwide tanker fleet grew by 21.9 million deadweight tonnes (mdwt), or 3.7%, in the first half of 2019, which was the highest level of fleet growth in a half-year period since the first half of 2009.

Crude tanker spot rates started to tighten late in the third quarter of 2019; in the fourth quarter of 2019 rates increased to the highest levels since 2008, which can be attributed to a combination of firmer underlying tanker supply and demand fundamentals, normal winter seasonality, and one-off events. According to the International Energy Agency (IEA), global oil demand increased by 1.7 mb/d year-on-year in the fourth quarter of 2019, with refinery throughput also having increased after a period of extended maintenance earlier in the year. Atlantic basin crude oil production was a significant driver of tonne-mile demand in the fourth quarter, spurred by an increase in U.S. crude oil exports, along with new volumes from Brazil and Norway, much of which moved long-haul to refineries in Asia.

On the tanker fleet supply side, U.S. sanctions on two subsidiaries of leading Chinese state-owned shipping and logistics company, COSCO, removed 26 Very Large Crude Carriers (or VLCCs) from the trading fleet, which led to a rapid tightening of available fleet supply. Furthermore, an increase in floating storage ahead of the IMO 2020 regulations coming into force and the removal of vessels from the trading fleet to retrofit scrubbers also served to tighten fleet supply during the fourth quarter of 2019.

Crude tanker spot rates were firm during January 2020 but came under pressure in February due to the impact of the global coronavirus outbreak and the return of the previously sanctioned COSCO vessels to the trading fleet. However, rates firmed again during March 2020 and as of the date of this Annual Report were back at the highs seen in the fourth quarter of 2019. A widening gap between global oil demand, which is being negatively impacted by the coronavirus outbreak and a drop in transportation fuel demand, and global oil supply, which is being elevated by the collapse of the OPEC+ supply agreement and subsequent increase in oil production, has led to a rapid decline in crude oil prices and a steep contango in crude oil futures. This is creating strong demand for floating storage, which is tying up a significant amount of crude tanker tonnage, while refiners and governments are looking to take advantage of cheap oil prices by filling onshore oil inventories. Tanker fleet utilization has tightened as a result of these changes and Teekay Tankers expect tanker spot rates look set to remain firm in the near-term.

Looking longer-term, the outlook for global oil and tanker demand is highly uncertain due to the developing coronavirus outbreak and its impact on the global economy. According to the IEA, global oil demand is expected to decline in 2020 for the first time since the financial crisis in 2009. The extent of the decline remains to be seen and will depend on how long current restrictions over travel and economic activity in many countries across the globe remain in place. The timing of a potential recovery in economic activity, and therefore oil demand, is also uncertain at this time. A large build-up of oil inventories, both onshore and at sea, may lead to a period of weaker tanker demand in the future as these inventories are drawn down. However, the timing and magnitude of this stock draw is uncertain.

A relatively small tanker orderbook and anticipated scrapping activity in an aging global fleet is expected to result in relatively low tanker fleet growth over the next two years. Teekay Tankers estimate tanker fleet growth of approximately 3% in 2020 and 1.5% in 2021, which are both well below tanker fleet growth of 5.8% in 2019. Furthermore, new vessel ordering remains at relatively low levels given constrained access to capital and uncertainty over future industry regulatory and technology changes. The removal of vessels from the global trading fleet for scrubber retrofitting should also help tighten vessel supply during 2020, though the impact of the coronavirus outbreak on ship repair yard operations and a strong tanker spot market may delay scrubber installations in the near-term.

Teekay Tankers' income from vessel operations increased to $123.9 million in 2019 compared to $7.2 million in 2018, primarily as a result of:

•	an increase of $129.3 million due to higher overall average realized spot tanker rates earned by Teekay Tankers' Suezmax, Aframax and LR2 product tankers;

•	an increase of $3.5 million due to improved net results from Teekay Tankers' full service lightering (or FSL) activities from more voyage days and higher realized spot rates earned;

•	an increase of $3.4 million resulting from lower general and administrative expenses primarily due to non-recurring project expenses incurred in 2018;

•
a net increase of $2.3 million primarily due to the delivery of three Aframax and two LR2 chartered-in tankers in late 2018 and throughout 2019, partially offset by the redeliveries of various in-chartered tankers to their owners in the second and third quarters of 2018; and

•	an increase of $1.2 million as a result of restructuring charge incurred in the prior year;
partially offset by

•	a decrease of $10.2 million due to a higher number of off-hire days in 2019 resulting from dry dockings and higher off-hire bunker expenses compared to the prior year;

•
a decrease of $6.9 million due to lower revenues and loss on the sale of one Suezmax tanker in 2019 and the write-down of two Suezmax tankers that were classified as held for sale at December 31, 2019; and

•	a decrease of $6.4 million due to the amortization of first dry dockings for various former Tanker Investments Ltd. (or TIL) vessels subsequent to Teekay Tankers' acquisition of TIL in late 2017.
Equity income increased to $2.3 million in 2019 from $1.2 million in 2018 primarily due to higher earnings recognized in 2019 from the High-Q Investment Ltd. joint venture as a result of higher spot rates earned in 2019.
Teekay Parent
As at December 31, 2019, Teekay Parent had direct interests in three 100%-owned operating FPSO units, and in-chartered two shuttle tankers and one FSO unit from Altera, all of which are included in Teekay Parent’s Offshore Production business. In addition, included in Teekay Parent’s Other and Corporate G&A segment is one FSO unit in-chartered from Altera and one bunker barge in-chartered from a third party. Teekay Parent redelivered one FSO unit to Altera in April 2019 and one chartered-in LNG unit to Teekay LNG in November 2019.
Recent Developments in Teekay Parent
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic.  Certain crew members of the Hummingbird Spirit FPSO disembarked from the unit after a third-party contractor on board was presenting with flu-like symptoms who subsequently tested positive for COVID-19. In accordance with U.K. Government and Oil & Gas U.K. guidelines in dealing with COVID-19, production on the unit was temporarily suspended on April 4, 2020 to enable a crew health assessment, cleaning of the FPSO and an assessment of any additional precautions which should be taken before the resumption of production. The impact, if any, of the shut-down of the unit on Teekay Parent's results of operations is uncertain. Teekay Parent has not yet experienced any other material negative impacts to its business, results of operations, or financial position as a result of COVID-19. The future financial effects to the Teekay Parent, if any, of COVID-19 cannot be reasonably estimated at this time.

On March 27, 2020, Teekay Parent entered into a new bareboat charter contract with Britoil Limited, a subsidiary of BP p.l.c., for the Petrojarl Foinaven FPSO unit for up to approximately ten years.  Under the terms of the contract, Teekay Parent received an upfront payment of approximately $67 million in cash, and is expecting to receive a nominal per day rate over the life of the contract, and a lump sum payment at the end of the contract period, which is expected to cover the costs of recycling the FPSO unit in accordance with the European Union Ship Recycling Regulations.

In May 2019, Teekay Parent sold to Brookfield all of its remaining interests in Altera, which included its 49% general partner interest, common units, warrants, and an outstanding $25 million loan from us to Altera, for total cash proceeds of $100 million. As a result of the transaction, Teekay Parent recorded and recognized an impairment charge of $64.9 million and recognized a loss on sale of $8.9 million for the year ended December 31, 2019, which are reflected in the results of the Altera segment.

The Sevan Hummingbird FPSO unit is on a charter contract with Spirit Energy Ltd (or Spirit Energy). In October 2019, Teekay Parent entered into a contract extension to extend the employment of the Sevan Hummingbird FPSO in the North Sea until March 2023. The new Sevan Hummingbird FPSO contract took effect on October 1, 2019 and is based on a fixed charter rate instead of the previous fixed charter rate plus oil production/price tariff.

The Petrojarl Banff FPSO unit has been operating on the Banff field since its delivery nearly 20 years ago under a charter contract with CNR that permitted CNR to terminate the contract at any time with six months’ notice. In May 2019, Teekay Parent entered into a further contract extension with CNR to extend the employment of the Petrojarl Banff FPSO for a period of one year to the end of August 2020. In the first quarter of 2020, CNR provided formal notice to Teekay to decommission the Banff field and remove the Petrojarl Banff FPSO and the Apollo Spirit FSO from the field in June 2020.

During the first and third quarters of 2019, Teekay Parent took impairment charges in respect of all three of its FPSO-related assets. Substantially all of the impairment charges relate to the write-down of two of Teekay Parent’s FPSO units. Teekay Parent made changes to its expected cash flows from the two FPSO units based on recent discussions with potential buyers about the possible sale of the units and with existing charterers about contract extensions. This led to the write-down of one unit to its estimated fair value, based on the expected sales price, and a write-down of the other unit to its estimated fair value, using a discounted cash flow approach based on the terms of the existing contract and expectations about future contract extensions and potential sale of the unit.

Operating Results – Teekay Parent

The following table compares Teekay Parent’s operating results, equity income (loss) and number of calendar-ship-days for its vessels for 2019 and 2018.

	Offshore Production		Other and Corporate G&A		Teekay Parent Total
(in thousands of U.S. dollars, except calendar-ship-days)	2019	2018	2019	2018	2019	2018
Revenues	210,816	261,736	202,990	189,923	413,806	451,659
Voyage expenses	(36)	(805)	(7)	(37)	(43)	(842)
Vessel operating expenses	(159,822)	(148,871)	(166,416)	(162,054)	(326,238)	(310,925)
Time-charter hire expense	(41,813)	(45,788)	(25,326)	(22,880)	(67,139)	(68,668)
Depreciation and amortization	(29,710)	(33,271)	(195)	(144)	(29,905)	(33,415)
General and administrative expenses (1)	(9,272)	(10,043)	(13,248)	(18,225)	(22,520)	(28,268)
Write-down and loss on sales of vessels	(178,330)	—	—	—	(178,330)	—
Restructuring charges	—	—	(8,725)	(1,025)	(8,725)	(1,025)
(Loss) income from vessel operations	(208,167)	22,958	(10,927)	(14,442)	(219,094)	8,516
Equity income (loss)	—	15,089	127	(1,894)	127	13,195
Calendar-Ship-Days (2)
FPSO Units	1,095	1,095	—	—	1,095	1,095
Gas carriers	—	—	154	185	154	185
FSO Units	365	365	477	730	842	1,095
Shuttle Tankers	642	730	—	—	642	730
Bunker Barges	—	—	365	365	365	365

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from three FPSO units in 2019 and 2018, all remaining calendar-ship-days presented relate to in-chartered days.
Teekay Parent – Offshore Production
The charter contract for the Petrojarl Banff FPSO unit includes an incentive compensation component based on production and oil price. The charter contract for the Sevan Hummingbird FPSO unit included an incentive compensation component based on production and oil price until October 1, 2019, at which time the new contract based on a fixed charter rate took effect. The Petrojarl Foinaven FPSO unit’s charter contract also includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. As a result, changes in oil prices impact Teekay Parent's incentive compensation under these contracts and may negatively impact its liquidity and future revenues if oil prices fall below current levels.

(Loss) income from vessel operations decreased to a loss of $208.2 million during 2019 compared to income of $23.0 million in 2018, primarily as a result of:

•	a decrease of $178.3 million due to impairments of Teekay Parent's three FPSO assets in 2019.

•
a decrease of $24.4 million related to the Petrojarl Banff FPSO unit, primarily due to an increase in shutdown days for maintenance, lower oil prices in 2019, and a lower day rate commencing in 2019. These were partially offset by a decrease in repairs and maintenance costs in 2019;

•	a decrease of $25.3 million related to the Petrojarl Foinaven FPSO unit, primarily due to lower production, an increase in shutdown days for maintenance, and lower tariff revenue earned in 2019; and

•
a decrease of $3.1 million related to the Sevan Hummingbird FPSO unit, primarily due to lower tariff revenue earned in 2019 as a result of lower oil prices and lower production in 2019. This was partially offset by lower depreciation as a result of a write-down of the unit in the third quarter of 2019.

Teekay Parent – Other and Corporate G&A
Loss from vessel operations for Other and Corporate G&A was $10.9 million for the year ended December 31, 2019 compared to loss from vessel operations of $14.4 million for the year ended December 31, 2018, primarily due to a decrease in corporate expenses and the redelivery of the two in-chartered LNG carriers to Teekay LNG in 2018, partially offset by the termination of certain contracts for managing drybulk vessels.
Teekay Parent – Equity Income
Equity income was $0.1 million for the year ended December 31, 2019, compared to equity income of $13.2 million for the year ended December 31, 2018. The change was primarily due to the sale of Teekay Parent's 43.5% ownership interest in Magnora ASA (or Magnora) in November 2018.
Equity-Accounted Investment in Altera
Recent Developments in Altera
In May 2019, we sold to Brookfield all of our remaining interests in Altera, which included our 49% general partner interest, common units, warrants, and an outstanding $25 million loan from us to Altera, for total proceeds of $100 million.
Prior to the sale in May 2019 of our remaining interests in Altera to Brookfield, we accounted for our investment in Altera's general partner and common units using the equity method. We recognized equity losses from Altera of $75.8 million for the year ended December 31, 2019 ($6.9 million – year ended December 31, 2018). Included in that amount for 2019 was a write-down of our investment in Altera of $64.9 million and a loss on sale of Altera of $8.9 million. The equity loss for the year ended December 31, 2018 includes our proportionate share of write-downs of two of Altera's FPSO units totaling $9.4 million and gains on Altera's settlement with Petrobras in relation to the previously-terminated charter contracts of the HiLoad DP unit and Arendal Spirit UMS of $12.9 million.
Other Consolidated Operating Results
The following table compares our other consolidated operating results for 2019 and 2018:

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2019	2018
Interest expense	(279,059)	(254,126)
Interest income	7,804	8,525
Realized and unrealized losses on non-designated derivative instruments	(13,719)	(14,852)
Foreign exchange (loss) gain	(13,574)	6,140
Loss on deconsolidation of Altera	—	(7,070)
Other loss	(14,475)	(2,013)
Income tax expense	(25,482)	(19,724)

Interest expense. Interest expense increased to $279.1 million in 2019, compared to $254.1 million in 2018, primarily due to:

•
an increase of $29.9 million primarily to the commencement of Teekay LNG's finance lease obligations upon the deliveries of the Myrina, Megara and Yamal Spirit LNG carriers and an increase in debt balance to pay for the final newbuilding installments on the Bahrain Spirit and Sean Spirit LNG carrier newbuilding deliveries;

•
an increase of $6.7 million primarily due to the additional interest expense incurred by Teekay Tankers with respect to three sale-leaseback financing transactions completed in September 2018, November 2018 and May 2019; and

•	an increase of $6.3 million due to decreases in capitalized interest in Teekay LNG in 2019 as a result of vessels delivered during 2018 and 2019;
partially offset by

•
net decrease of $13.8 million as a result of the repurchase of the 8.5% senior notes (or the 2020 Notes), partially offset by an increase in debt issuance cost amortization and the higher interest rate for the 9.25% senior secured notes due November 2022 (or the 2022 Notes) issued by Teekay Parent in May 2019 (please read "Item 18 – Financial Statements: Note 9 – Long-Term Debt"); and

•
a decrease of $4.1 million relating to interest incurred by Teekay Parent in 2018 as a result of the prepayment of the outstanding amounts under one revolving credit facility and lower debt issuance cost amortization in 2019 on an amendment of another revolving credit facility.

Realized and unrealized (losses) gains on non-designated derivative instruments. Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of loss. Net realized and unrealized losses on non-designated derivatives were $13.7 million for 2019, compared to $14.9 million for 2018, as detailed in the table below:

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Realized (losses) gains relating to:
Interest rate swap agreements	(8,296)	(13,898)
Interest rate swap agreement terminations	—	(13,681)
Foreign currency forward contracts	(147)	—
Stock purchase warrants	(25,559)	—
Forward freight agreements	1,490	137
	(32,512)	(27,442)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(7,878)	33,700
Foreign currency forward contracts	(200)	—
Stock purchase warrants	26,900	(21,053)
Forward freight agreements	(29)	(57)
	18,793	12,590
Total realized and unrealized losses on derivative instruments	(13,719)	(14,852)

The realized losses relate to amounts we actually realized for settlements related to these derivative instruments in normal course and amounts paid to terminate interest rate swap agreement terminations.

During 2019 and 2018, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $1.1 billion and $1.3 billion, respectively, with average fixed rates of approximately 3.0% and 2.9%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 3.0% and, as such, we incurred realized losses of $8.3 million and $13.9 million during 2019 and 2018, respectively, under the interest rate swap agreements. We did not incur any realized losses related to the termination of interest rate swaps in 2019, compared to realized losses of $13.7 million during 2018.

Primarily as a result of significant changes in long-term benchmark interest rates during 2019 and 2018, we recognized unrealized losses of $7.9 million in 2019 compared to unrealized gains of $33.7 million in 2018 under the interest rate swap agreements.

During the year ended December 31, 2019, we recognized a reversal of previously unrealized losses of $26.9 million on all the warrants held by Teekay to purchase common units of Altera (or the Warrants) as a result of the sale of the Warrants to Brookfield, and we concurrently recognized a realized loss of $25.6 million during the same period. During the year ended December 31, 2018, we recognized unrealized losses of $21.1 million on the Warrants. Please read “Item 18 – Financial Statements: Note 12 – Fair Value Measurements and Financial Instruments.”

Foreign Exchange Loss. Foreign currency exchange losses were $13.6 million in 2019 compared to gains of $6.1 million in 2018. Our foreign currency exchange gains and losses, substantially all of which are unrealized, are primarily due to the relevant period-end revaluation of our Norwegian-Krone (or NOK)-denominated debt and our Euro-denominated term loans, finance leases and restricted cash for financial reporting purposes and the realized and unrealized (losses) gains on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For 2019, foreign currency exchange loss included realized losses of $5.1 million (2018 – $6.5 million) and unrealized losses of $13.2 million (2018 – gains of $21.2 million) on our cross currency swaps, realized losses on maturity and termination of cross currency swaps of $nil (2018 – $42.3 million) and unrealized gains of $5.8 million (2018 – gains of $19.2 million) on the revaluation of our NOK-denominated debt.

Loss on deconsolidation of Altera. Loss on deconsolidation of Altera was $7.1 million in 2018. Please read "Item 18 – Financial Statements: Note 4 – Deconsolidation and Sale of Altera."

Other loss. Other loss was $14.5 million in 2019 compared to $2.0 million in 2018. Other loss in 2019 was primarily due to losses of $10.6 million on the repurchase of 2020 Notes, $2.0 million tax expense on Teekay LNG's income from U.S. sources and $1.4 million losses relating to Teekay LNG's sale lease-back refinancing of the Torben Spirit completed in 2019. Other loss in 2018 included $1.8 million related to repurchases of the 2020 Notes and $0.6 million related to the tax indemnification guarantee liability related to the Teekay Nakilat finance lease.

Income Tax Expense. Income tax expense was $25.5 million in 2019 compared to $19.7 million in 2018. This increase in income tax expense was primarily due to changes to freight tax accruals in 2019.
Year Ended December 31, 2018 versus Year Ended December 31, 2017
For a discussion of our operating results for the year ended December 31, 2018 compared with the year ended December 31, 2017, please see "Item 5 – Recent Developments and Results of Operations" in our Annual Report on Form 20-F for the year ended December 31, 2018.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Teekay Corporation Consolidated

Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. We use certain of our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. As at December 31, 2019, Teekay Corporation’s total consolidated cash and cash equivalents (including cash presented in assets held for sale) were $354.4 million, compared to $424.2 million at December 31, 2018. Teekay Corporation’s total consolidated liquidity, including cash and cash equivalents and undrawn credit facilities and the undrawn portion of a loan, which is determined based on certain borrowing criteria, to finance Teekay Tankers' costs to commercially manage its vessels, was $672.0 million as at December 31, 2019, compared to $724.7 million as at December 31, 2018.

Our revolving credit facilities and term loans are described in "Item 18 – Financial Statements: Note 9 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into new lines of business.

Our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at December 31, 2019, these vessel market value to loan ratios ranged from 138.0% to 281.0% compared to their minimum required ratios of 115.0% to 135.0%. The vessel values used in these ratios are the appraised values provided by third parties where available or prepared by us based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier or conventional tanker markets could negatively affect our compliance with these ratios.

The indenture that governs our 2022 Notes (further described in the Teekay Parent section below) contains covenants that, among other things, restrict our and the guarantors’ ability to: incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions or repurchase or redeem our equity interests; prepay, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make investments; sell assets; incur liens, including the granting of any lien on any of the 2022 Note collateral, or further pledging any of the 2022 Note collateral as security, subject to permitted liens; enter into transactions with affiliates; and consolidate, merge or sell all or substantially all of our assets. The indenture also provides that under specific circumstances we may be required to offer to use all or a portion of the net proceeds of sales of our FPSO units or sales of Class B common stock of Teekay Tankers consummated prior to a specified date to repurchase 2022 Notes at a premium. The indenture further provides that we may be required, under certain circumstances, to offer to use all or a portion of the net proceeds of certain asset sales (other than a sale of an FPSO unit or shares of Class B common stock of Teekay Tankers prior to the specified date) to repurchase 2022 Notes.

Two of Teekay Tankers’ term loans, which are scheduled to mature in 2021, are guaranteed by Teekay. As at December 31, 2019, the aggregate outstanding balance on such credit facilities was $145.0 million. One of the term loans contains covenants that require Teekay Parent to maintain the greater of (a) free cash (cash and cash equivalents) and undrawn committed revolving credit lines with at least six months to maturity of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt (excluding the debt Teekay LNG and its subsidiaries and Teekay Tankers and its subsidiaries which is non-recourse to Teekay). Teekay Tankers repaid and settled this term loan in the first quarter of 2020, which had an outstanding balance of $52 million as at December 31, 2019. The other term loan requires Teekay Parent and Teekay Tankers collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt (excluding the debt of Teekay LNG). As a result of the refinancing of one of the two term loans during the first quarter of 2020, Teekay is no longer a guarantor of that term loan as of the date this Annual Report on Form 20-F was filed. In addition, certain loan agreements require Teekay Tankers to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt.

Certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth, and minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million, and not to exceed a maximum level of financial leverage.

As at the date this Annual report on Form 20-F was filed, the Company was in compliance with all covenants under its credit facilities and other long-term debt.

The aggregate annual long-term debt principal repayments required to be made by us subsequent to December 31, 2019, excluding payments made related to our finance lease obligations and after giving effect to Teekay LNG's revolving credit facility refinancing completed in March 2020 and Teekay Tankers' debt refinancing completed in January 2020, are $0.5 billion (2020), $0.6 billion (2021), $0.6 billion (2022), $0.4 billion (2023), $0.3 billion (2024) and $0.4 billion (thereafter).

We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Krone and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps and forward freight agreements to manage currency, interest rate and spot tanker rates. Please read "Item 11 – Quantitative and Qualitative Disclosures About Market Risk." In addition, the charter contract for the Petrojarl Banff FPSO unit includes an incentive compensation component based on production and oil price. Until the commencement of the new contract structure for the Petrojarl Foinaven FPSO unit on March 27, 2020, its charter contract also included incentives based on total oil production for the year, certain operational measures, and the average annual oil price. As a result, changes in oil prices impact Teekay Parent's incentive compensation under these contracts and may negatively impact its liquidity and future revenues if oil prices fall below current levels.

As described under “Item 4 – Information on the Partnership: B. Operations - Regulations,” passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and gas and reduced demand for our services.

Based on our liquidity at the date of this Annual Report and the liquidity we expect to generate from operations over the following year, assuming no significant decline in spot tanker rates, we expect that we will have sufficient liquidity to meet our existing liquidity needs for at least the one-year period following the date of this Annual Report.

Teekay Parent

Teekay Parent primarily owns an equity ownership interest in the Daughter Entities, 100% ownership interests in the general partner and incentive distribution rights relating to Teekay LNG and three FPSO units, provides management services to the Daughter Entities and third-parties, and in-charters a small number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, debt servicing costs and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Daughter Entities and other investments, its undrawn credit facilities and proceeds from the sale of vessels to external parties (and in the past, to Teekay LNG, Teekay Tankers and Altera). As at December 31, 2019, Teekay Parent’s total cash and cash equivalents was $104.2 million, compared to $220.2 million at December 31, 2018. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $195.3 million as at December 31, 2019, compared to $333.4 million as at December 31, 2018.

In May 2019, Teekay Parent sold to Brookfield all of its remaining interests in Altera for $100 million, which included, among other things, a $25 million loan. Teekay Parent recognized a write-down of its investment in Altera of $64.9 million and a loss on sale of $8.9 million upon completion of the transaction in 2019.

In May 2019, Teekay Parent completed a private offering of $250 million in aggregate principal amount of the 2022 Notes. The 2022 Notes are guaranteed on a senior secured basis by certain of its subsidiaries and are secured by first-priority liens on two of its FPSO units, a pledge of the equity interests of our subsidiary that owns all of our common units of Teekay LNG and all of our Class A common shares of Teekay Tankers and a pledge of the equity interests in its subsidiaries that own Teekay Parent's three FPSO units.

During the first quarter of 2019, Teekay Parent repurchased $10.9 million in aggregate principal amount of its 2020 Notes. In April 2019, Teekay Parent commenced a cash tender offer (or the Offer) to purchase any and all of the 2020 Notes for cash consideration of $1,032.50 (for notes tendered in the early tender period) or $982.5 (for notes tendered after the early tender period) per $1,000 in principal amount of 2020 Notes. In May 2019, Teekay Parent completed the Offer and purchased $460.9 million in aggregate principal amount of the 2020 Notes. Teekay Parent funded the Offer with a combination of the net proceeds from its issuance of 2022 Notes, the proceeds from the 2019 Brookfield Transaction, and its existing cash. Teekay Parent recognized a loss of $10.6 million on the repurchase of the 2020 Notes in 2019. For more information, please read "Item 18 – Financial Statements: Note 9 – Long-Term Debt." In January 2020, Teekay Parent repaid all remaining 2020 Notes at maturity.

In connection with the offering of the 2022 Notes and the Offer, our Board of Directors approved the elimination of the quarterly dividend on Teekay’s common stock commencing with the first quarter of 2019.

In April 2019, Teekay filed a continuous offering program (or COP) under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million. No shares of common stock have been issued under this COP as of December 31, 2019.

Teekay's equity margin revolving credit facility provides for aggregate potential borrowings of up to $150 million, is secured by common units of Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay Parent, and matures in December 2020. As of December 31, 2019, Teekay Parent had drawn down $50.0 million on this facility and had $91.1 million available to be drawn based on the value of the collateral as at that date. Teekay Parent drew down an additional $10.0 million on this facility in the first quarter of 2020 and had $38.7 million available to be drawn as at March 31, 2020.

Teekay Parent has guaranteed obligations of Teekay Tankers pursuant to certain of its credit facilities. As at December 31, 2019, the aggregate outstanding balance on such credit facilities was $145.0 million. As a result of the refinancing during the first quarter of 2020 of one of the two term loans, which had an outstanding balance of $52.2 million as at December 31, 2019, Teekay Parent is no longer a guarantor of that term loan as of the date these consolidated financial statements were issued.

Based on Teekay Parent's liquidity at the date of this Annual Report and the liquidity Teekay Parent expects to generate from operations over the following year, Teekay Parent expects to have sufficient liquidity to meet its existing liquidity needs for at least the one-year period following the date of this Annual Report.

Teekay LNG

Teekay LNG's business strategy is to employ a substantial majority of its vessels on fixed-rate contracts, mainly with large energy companies and their transportation subsidiaries. Teekay LNG's primary liquidity needs for 2020 through 2021 include payment of operating expenses, dry-docking expenditures, the funding of general working capital requirements, scheduled repayments and maturities of long-term debt and obligations related to finance leases, debt service costs, committed capital expenditures, our quarterly distributions, including payments of distributions on its Series A and Series B Preferred Units and common units and funding any common unit repurchases it may undertake.

Teekay LNG anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, proceeds from debt financings, and dividends that it expects to receive from its equity-accounted joint ventures.

Teekay LNG's remaining liquidity needs include the need to refinance or repay certain of its loan facilities and bonds maturing during 2020 and 2021, which Teekay LNG expects to do. Teekay LNG's ability to continue to expand the size of its fleet over the long-term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financing and other debt, as well as its ability to raise debt or equity financing through public or private offerings.

As at December 31, 2019, Teekay LNG's consolidated cash and cash equivalents were $160.2 million, compared to $149.0 million at December 31, 2018. Teekay LNG's total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $326.4 million as at December 31, 2019, compared to $324.6 million as at December 31, 2018.

As at December 31, 2019, Teekay LNG had a working capital deficit of $118.6 million, which includes $393.1 million of scheduled maturities and repayments of long-term debt in the 12 months following December 31, 2019. Scheduled maturities include $157.3 million of credit facilities maturing in June 2020 and $113.8 million for Teekay LNG's NOK bonds maturing in May 2020. As a result of the sales of two LNG Carriers in early-January 2020, Teekay LNG repaid the $157.3 million of credit facilities due in June 2020, and increased its liquidity by over $100 million. Teekay LNG expects to manage its working capital deficit primarily with net operating cash flow and dividends from its equity-accounted joint ventures, expected debt refinancings (including the completed debt refinancing of a revolving credit facility in March 2020), and, if necessary, existing undrawn revolving credit facilities. As at December 31, 2019, Teekay LNG had undrawn revolving credit facilities of $166.2 million.

Teekay LNG also guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at December 31, 2019 was $1.4 billion. As of the date these consolidated financial statements were issued, Teekay LNG understands that its equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that Teekay LNG guarantees.

As part of a balanced capital allocation strategy, Teekay LNG increased its quarterly cash distributions on its common units by 36% in 2019 from $0.14 per common unit to $0.19 per common unit, commencing with the quarterly distribution paid in May 2019. In addition, Teekay LNG intends to increase its quarterly cash distributions on its common units by 32%, commencing with the quarterly distribution for the first quarter of 2020, to $0.25 per common unit, or $1.00 per common unit on an annualized basis, payable in May 2020.

During 2018, Teekay LNG announced that its general partner’s Board of Directors had authorized a common unit repurchase program of up to $100 million of Teekay LNG's common units. Common units may be repurchased in the open market or privately-negotiated transactions or otherwise at times and prices considered appropriate by Teekay LNG. The timing of any purchases and the exact number of common units to be purchased under the common unit repurchase program will be dependent on market conditions and other factors. During 2019, Teekay LNG repurchased 1.9 million common units (2018 - 0.3 million common units) for $25.2 million (2018 - $3.7 million), and associated 2% general partnership interest of $0.5 million (2018 - $0.1 million). Subsequent to December 31, 2019, Teekay LNG repurchased an additional 1.4 million of its common units for a total of $15.3 million. As at March 31, 2020, the remaining dollar value of common units that may be purchased under the program is approximately $55.8 million.

Teekay LNG believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash including cash from operations and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the one-year period following the date of this Annual Report.
Teekay Tankers
Teekay Tankers' primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at December 31, 2019, Teekay Tankers' total cash and cash equivalents were $89.9 million, including cash in assets held for sale, compared to $54.9 million at December 31, 2018.

Teekay Tankers' total liquidity, including cash, cash equivalents, cash held for sale and undrawn credit facilities that was determined on certain borrowing criteria, was $150.3 million as at December 31, 2019, compared to $66.7 million as at December 31, 2018. Teekay Tankers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, or proceeds from refinancing existing loans and new financings.

Teekay Tankers' short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, scheduled repayments and prepayments of long-term debt, scheduled repayments of its obligations related to finance leases, as well as funding its other working capital requirements. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Effective May 2018, Teekay Tankers eliminated the payment of the minimum quarterly dividend of $0.24 per share ($0.96 per share annually) in order to preserve liquidity during the cyclical downturn of the tanker spot market. In November 2019, Teekay Tankers revised its previous formulaic dividend policy, which was based on a payout of 30 to 50 percent of its quarterly adjusted net income, to primarily focus on building net asset value through balance sheet delevering and reducing its cost of capital.

Teekay Tankers' long-term capital needs are primarily for capital expenditures and repayment of its loan facilities and obligations related to finance leases. Teekay Tankers expects that its long-term sources of funds will primarily be cash balances, cash flows from operations, long-term bank borrowings and other debt or equity financings, including the new $532.8 million revolving credit facility as mentioned below, to refinance a majority of our fleet. Teekay Tankers expects that it will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and expansion capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels.

In January 2020, Teekay Tankers entered into a new $532.8 million long-term debt facility to refinance 31 vessels, which is scheduled to mature at the end of 2024. The proceeds from the new debt facility which were drawn down in February 2020, were used to repay approximately $455 million of its two revolving facilities and one of its term loan facilities, which were scheduled to mature in 2021.

In December 2019, Teekay Tankers obtained approval from the lender for an increase to the limit of its working capital loan facility by an additional $25.0 million for a total facility limit of $80.0 million.

In May 2019, Teekay Tankers completed a $63.7 million sale-leaseback financing transaction for two of its Suezmax tankers. Each vessel is leased on a bareboat charter for nine years, with a fixed daily rate of $12,300, with purchase options throughout the lease term commencing at the end of the second year, and a purchase obligation at the end of the lease term. Proceeds from the sale-leaseback transaction were used to prepay a portion of one of Teekay Tankers' loan facilities.

Teekay Tankers believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other expected sources of liquidity including cash from operations assuming no significant decline in spot tanker rates, will be sufficient to meet its existing liquidity needs for at least the one-year period following the date of this Annual Report.
Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2019	2018
Net operating cash flows	383,306	182,135
Net financing cash flows	(382,229)	434,786
Net investing cash flows	(50,391)	(663,456)

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

Consolidated net cash flow from operating activities increased to $383.3 million for the year ended December 31, 2019, from $182.1 million for the year ended December 31, 2018. This increase was primarily due to a $127.2 million increase in income from operations mainly from operations (before depreciation, amortization, asset impairments, loss on sale of vessels and the amortization of in-process revenue contracts) of our businesses. For further discussion of changes in income from vessel operations from our businesses, please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Results of Operations.” In addition, there was a $9.9 million increase in cash flows from changes to non-cash working capital, a $23.6 million increase in dividends received from joint ventures, and a $17.1 million increase in direct financing lease payments received, which are presented as an operating cash inflow instead of an investing cash inflow after the adoption of ASU 2016-02 in 2019. Furthermore, interest expense, including realized losses on interest rate swaps and cross currency swaps, decreased a net amount of $38.1 million for the year ended December 31, 2019 compared to 2018, primarily due to a decrease in realized losses on cross currency swaps. These increases were partially offset by an increase in cash outflows of $15.9 million in dry-dock expenditures for the year ended December 31, 2019, compared to 2018.
Financing Cash Flows
The Daughter Entities hold all of our liquefied gas carriers (Teekay LNG) and all of our conventional tanker assets (Teekay Tankers). Teekay LNG received $317.8 million of net proceeds from the sale-leaseback financing transactions for the Yamal Spirit and Torben Spirit for the year ended December 31, 2019, compared to $370.1 million from the sale-leaseback financing transactions completed for the Magdala, Myrina and Megara for the same period in 2018. Teekay Tankers received $63.7 million from the sale-leaseback financing transactions completed on two of its Suezmax tankers for the year ended December 31, 2019, compared to $241.3 million in the same period last year from the sale-leaseback financing transactions completed on eight Aframax tankers, one Suezmax tanker and one LR2 Product tanker.

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. During 2019, we had a net cash outflow of $227.3 million relating primarily to prepayments of short-term and long-term debt, issuance costs and payments on maturity of cross currency swaps, net of proceeds from the issuances of short-term and long-term debt, compared to net cash inflow of $553.7 million in 2018. Scheduled repayments decreased by $438.1 million in 2019 compared to 2018.

Historically, the Daughter Entities have distributed operating cash flows to their owners in the form of distributions or dividends. There were no equity financing transactions from the Daughter Entities for the years ended December 31, 2019 and 2018. Teekay LNG repurchased $25.7 million of common units in the year ended December 31, 2019. Teekay Parent did not raise capital through equity financing transactions in December 31, 2019, compared to $103.7 million raised in 2018 from issuances of new equity to the public, third-party investors and two entities established by our founder (including Resolute, our largest shareholder). Cash dividends paid decreased by $16.6 million in 2019, as a result of the elimination of Teekay Parent's quarterly dividend on Teekay’s common stock commencing with the quarter ended March 31, 2019.
Investing Cash Flows
During 2019, we received $100 million from Brookfield for the sale of our remaining interests in Altera (please read "Item 18 – Financial Statements: Note 4 – Deconsolidation and Sale of Altera"). We incurred capital expenditures for vessels and equipment of $109.5 million primarily for capitalized vessel modifications and shipyard construction installment payments in Teekay LNG. Teekay LNG received proceeds of $11.5 million from the sale of the Alexander Spirit and contributed $72.4 million to its equity-accounted joint ventures and loans to joint ventures for the year ended December 31, 2019, primarily to fund project expenditures in the Yamal LNG Joint Venture and the Bahrain LNG Joint Venture. During 2019, Teekay Tankers received proceeds of $19.6 million related to the sale of one Suezmax tanker.

During 2018, we incurred capital expenditures for vessels and equipment of $0.7 billion, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Parent advanced $25.0 million to Altera in the form of a senior unsecured revolving credit facility. Teekay LNG received proceeds of $54.4 million from the sale of Teekay LNG's 50% ownership interest in the Excelsior Joint Venture and $28.5 million from the sales of the European Spirit and African Spirit. Teekay LNG contributed $40.5 million to its equity-accounted joint ventures and loans to joint ventures for the year ended December 31, 2018, primarily to fund project expenditures in the Yamal LNG Joint Venture, the Bahrain LNG project, and the Pan Union Joint Venture, and for working capital requirements for the MALT Joint Venture. Teekay incurred a net $25.3 million cash outflow as a result of the 2017 Brookfield Transaction (please read "Item 18 – Financial Statements: Note 4 – Deconsolidation and Sale of Altera").

COMMITMENTS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at December 31, 2019:

	Total	2020	2021	2022	2023	2024	Beyond 2024
	In millions of U.S. Dollars
Teekay LNG
Bond repayments (1) (2)	347.2	113.8	136.6	—	96.8	—	—
Scheduled repayments of long-term debt (1) (3)	614.1	127.8	97.8	86.5	113.5	38.0	150.5
Repayments on maturity of long-term debt (1) (3)	881.2	152.2	177.6	212.0	—	64.1	275.3
Scheduled repayments of obligations related to finance leases (4)	1,881.9	140.4	138.6	137.0	135.5	132.0	1,198.4
Commitments under operating leases (5)	279.6	47.7	47.6	34.9	23.9	23.9	101.6
Equipment and other construction contract costs (6)	61.0	23.3	22.4	15.3	—	—	—
	4,065.0	605.2	620.6	485.7	369.7	258.0	1,725.8
Teekay Tankers
Scheduled repayments of long-term debt and other debt (7)	343.6	44.0	100.8	80.4	65.3	53.1	—
Repayments on maturity of long-term debt and other debt (7)	269.3	50.0	71.1	—	—	148.2	—
Scheduled repayments of obligations related to finance leases (8)	414.8	25.4	27.3	29.5	31.9	34.6	266.1
Chartered-in vessels (operating leases) (9)	40.6	34.7	5.9	—	—	—	—
	1,068.3	154.1	205.1	109.9	97.2	235.9	266.1
Teekay Parent
Bond repayments (10)	411.7	36.7	—	250.0	125.0	—	—
Scheduled repayments of long-term debt (10)	50.0	50.0	—	—	—	—	—
Repayments on maturity of long-term debt (10)	—	—	—	—	—	—	—
Chartered-in vessels (operating leases) (11)	139.1	52.6	51.5	20.1	9.2	5.7	—
Asset retirement obligation (12)	30.9	—	30.9	—	—	—	—
	631.7	139.3	82.4	270.1	134.2	5.7	—
Total	5,765.0	898.6	908.1	865.7	601.1	499.6	1,991.9

(1)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2019.

(2)
Excludes expected interest payments of $20.1 million (2020), $11.6 million (2021), $6.2 million (2022), and $3.1 million (2023). Expected interest payments are based on NIBOR at December 31, 2019, plus margins that range up to 6.0%, as well as the prevailing U.S. Dollar/NOK exchange rate as of December 31, 2019. The expected interest payments do not reflect the effect of the related cross currency swaps that Teekay LNG has used as an economic hedge of its foreign exchange and interest rate exposure associated with its NOK-denominated long-term debt.

(3)
Giving effect to the debt refinancing completed in March 2020, excludes expected interest payments of $47.2 million (2020), $37.7 million (2021), $29.0 million (2022), $22.9 million (2023), $19.8 million (2024) and $58.8 million (beyond 2024). Expected interest payments are based on existing interest rates (fixed-rate loans), LIBOR or EURIBOR at December 31, 2019, plus margins on debt that has been drawn that range up to 3.25% (variable-rate loans), as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2019. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay LNG has used as an economic hedge of certain of its variable-rate debt. In addition, the above table does not reflect scheduled debt repayments in Teekay LNG's equity-accounted joint ventures.

(4)	Includes, in addition to lease payments, amounts Teekay LNG may be or is required to pay to purchase the leased vessels at the end of their respective lease terms.

(5)	Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $196.6 million under those leases from 2020 to 2029.

(6)
The Bahrain LNG Joint Venture, in which Teekay LNG has a 30% ownership interest, has an LNG receiving and regasification terminal in Bahrain. The terminal is owned and operated under a 20-year agreement. As at December 31, 2019, Teekay LNG's 30% share of the estimated remaining costs included in the table above is $11.4 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $10 million based on Teekay LNG's proportionate share.

In June 2019, Teekay LNG entered into an agreement with a contractor to supply equipment on certain of its LNG carriers in 2021 and 2022, for an estimated installed cost of $60.6 million. As at December 31, 2019, the estimated remaining cost of this installation is $49.7 million.

(7)
Giving effect to the debt refinancing completed in January 2020, excludes expected interest payments of $22.4 million (2020), $17.8 million (2021) $12.7 million (2022), $9.7 million (2023) and $4.2 million (2024). Expected interest payments are based on the existing interest rates for fixed-rate loans of 5.4% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.75% at December 31, 2019. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Tankers have used to hedge certain of its floating-rate debt.

(8)	Excludes imputed interest payments of $31.0 million (2020), $28.9 million (2021), $26.7 million (2022), $24.3 million (2023), $21.8 million (2024) and $54.3 million (thereafter).

(9)
Excludes payments required if Teekay Tankers exercise all options to extend the terms of in-chartered leases signed as of December 31, 2018. If Teekay Tankers exercise all options to extend the terms of signed in-chartered leases, Teekay Tankers would expect total payments of $37.1 million (2020), and $25.5 million (2021) and $4.8 million (2022).

(10)
Excludes expected interest payments of $32.4 million (2020), $29.4 million (2021), $17.8 million (2022), and $0.3 million (2023). Expected interest payments are based on the existing interest rate for fixed-rate loans at 8.5%, 9.25% and 5.0%, and the existing interest rate for the variable-rate loan that is based on LIBOR plus a margin which was 3.95% as at December 31, 2019. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Parent uses as an economic hedge of certain of its variable rate debt.

(11)
Teekay Parent in-charters two FSO units and two shuttle tankers from Altera. One of the FSO units are on-chartered to a third party. One of the FSO units and the two shuttle tankers are part of the service contracts of the Petrojarl Banff FPSO unit and the Petrojarl Foinaven FPSO unit, respectively.

(12)
Teekay Parent has an asset retirement obligation (or ARO) relating to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. This obligation generally involves the costs associated with the restoration of the environment surrounding the facility and removal and disposal of all production equipment. This obligation is expected to be settled at the end of the contract under which the FPSO unit currently operates. We expect that the ARO will be covered in part by contractual payments of approximately $8.4 million, presented in other non-current assets on our balance sheets, to be received from FPSO contract counterparties.

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
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews our accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies.”
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

Judgments and Uncertainties. Whether to use the load-to-discharge basis or the discharge-to-discharge basis depends on whether the customer directs the use of the vessel throughout the period of use, pursuant to the terms of the voyage charter. This is a matter of judgment. However, we believe that if the customer has the right to direct the vessel to different load and discharge ports, among other things, a voyage charter contract contains a lease, and the lease term begins on the later of the vessel’s last discharge or inception of the voyage charter contract. As such, in this case revenue is recognized on a discharge-to-discharge basis. Otherwise, it is recognized on a load-to-discharge basis.

Effect if Actual Results Differ from Assumptions. If our assessment of whether the customer directs the use of the vessel throughout the period of use is not consistent with actual results, then the period over which voyage revenue is recognized would be different and as such our revenues could be overstated or understated for any given period by the amount of such difference.
Contingencies
Description. We may, from time to time, be involved in legal proceedings, claims or other situations involving uncertainty as to a possible loss, such as uncertain tax positions, that will ultimately be resolved when one or more future events occur or fail to occur. We accrue a provision for such loss contingencies if it is probable as of the reporting date, that an asset had been impaired or a liability incurred, based in information available prior to the issuance of the consolidated financial statements, and if the amount of the loss can be reasonably estimated.

Judgments and Uncertainties. The amount of loss contingencies recognized as a liability in our consolidated financial statements requires management to make significant estimates that may at times be inherently difficult to make given the uncertainties involved, including estimates of whether it is probable an asset had been impaired or a liability incurred, the amount of possible losses, the ability to recover some or all of the possible loss through insurance coverage, amongst others. Our loss contingencies are disclosed in more detail in "Item 18 – Financial Statements: Note 17d – Commitments and Contingencies" and "Item 18 – Financial Statements: Note 22 – Income Taxes".

Effect if Actual Results Differ from Assumptions. Our net loss could be overstated or understated for any given period to the extent actual losses incurred, following resolution of our contingencies, are different than our prior estimates of recognized loss contingencies.
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

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for tankers carrying crude oil and refined product, 30 years for LPG carriers and 35 years for LNG carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for those periods of time. The Company’s current FPSO units are depreciated using an initial estimated useful life of 25 years commencing the date the unit is installed at the oil field and is in a condition that is ready to operate. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

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

The following table presents, by type of vessel, the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that may be less than their carrying value as of December 31, 2019. We have excluded those assets operating on charter contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such charter contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely that an impairment would be recognized in 2020. While the market values of these vessels may be below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values. The vessels included in the following table generally include those vessels employed on single-voyage, or “spot” charters, as well as those vessels near the end of existing charter contracts.

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

(in thousands of U.S. dollars, except number of vessels) Type of Vessel	Number of Vessels	Market Values (1)	Carrying Values
Conventional Tankers (2)	1	13,300	22,501
Conventional Tankers (3)	34	933,950	1,255,327
Liquefied Gas Carriers (2)	3	37,277	52,252
Liquefied Gas Carriers (3)	8	268,816	441,774

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

Effect if Actual Results Differ from Assumptions. As of December 31, 2019, we had four reporting units with goodwill attributable to them. As of the date of this Annual Report, we do not believe that there is a reasonable possibility that the goodwill attributable to our four reporting units with goodwill attributable to them might be impaired within the next year. However, certain factors that impact our goodwill impairment tests are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Please read “Part I – Forward-Looking Statements.”

Valuation of Derivative Financial Instruments
Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. See “Item 18 – Financial Statements: Note 16 – Derivative Instruments and Hedging Activities”. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of income. Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income and are reclassified to earnings in the consolidated statement of income when the hedged transaction is reflected in earnings. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If we determine that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

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

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Item 18 – Financial Statements: Note 16 – Derivative Instruments and Hedging Activities” for the effects on the change in fair value of our derivative instruments on our consolidated statements of loss.
Taxes
Description. The expenses we recognize relating to taxes are based on our income, statutory tax rates and our interpretations of the tax regulations in the various jurisdictions in which we operate. We review our tax positions quarterly and adjust the balances as new information becomes available.

Judgments and Uncertainties. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in either the carryback or carryforward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences, forecasts of future profitability and evaluating potential tax-planning strategies. In addition, we recognize the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in evaluating uncertainties.

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future or if an uncertain tax position was sustained upon examination, and such amount was in excess of the net amount previously recognized, we would increase our net income in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future or if an uncertain tax position was not sustained upon examination, we would decrease our net income in the period such determination was made. See “Item 18 - Financial Statements: Note 22 - Income Taxes”.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management
Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2019 are listed below:

Name	Age	Position
David Schellenberg	56	Chair (1)(2)(3)(4)
Peter Antturi	61	Director (5)
Rudolph Krediet	42	Director (4)
Heidi Locke Simon	52	Director (3)(6)(7)
Bjorn Moller	62	Director (7)
Alan Semple	60	Director (8)
Arthur Bensler	62	Executive Vice President, Secretary and General Counsel
William Hung	48	Executive Vice President, Strategic Development
Kenneth Hvid	51	President and Chief Executive Officer (7)(9)
Mark Kremin	49	President and Chief Executive Officer, Teekay Gas Group Ltd.
Vincent Lok	51	Executive Vice President and Chief Financial Officer
Kevin Mackay	51	President and Chief Executive Officer, Teekay Tankers Ltd.

(1)	Appointed Chair on June 10, 2019, replaces Bill Utt.

(2)	Chair of Nominating and Governance Committee.

(3)	Member of Audit Committee.

(4)	Member of Compensation and Human Resources Committee.

(5)	Appointed Director on June 10, 2019, replaces Tore I Sandvold. Peter Jansen also retired on June 10, 2019 and was not replaced.

(6)	Chair of Compensation and Human Resources Committee.

(7)	Member of Nominating and Governance Committee.

(8)	Chair of Audit Committee.

(9)	Appointed Employee Director on June 10, 2019, replaces Sean Day.

Certain biographical information about each of these individuals included in the table above is set forth below:

David Schellenberg joined the Board of Teekay Corporation in 2017 and was appointed Chair of the Board in June 2019. Mr. Schellenberg joined the Board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. in May 2019 and the Board of Teekay Tankers Ltd. in June 2019. He is a member of the Audit Committees of both Teekay and Teekay Tankers. Mr. Schellenberg brings over 25 years of financial and operating leadership experience. Mr. Schellenberg is currently a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver, Canada. Prior to that, Mr. Schellenberg was with Conair Group and its subsidiary Cascade Aerospace, specialty aviation and aerospace business, from 2000 to 2013 and was President and CEO from 2007 to 2013. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada's second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents' Organization, holds an MBA and is a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCA).

Peter Antturi joined the Board of Teekay in June 2019. He brings over 30 years of financial and operational experience in the shipping industry. Mr. Antturi serves as an executive officer and director of Teekay's largest shareholder, Resolute Investments, Ltd. (or Resolute) and other subsidiaries and affiliates of Kattegat Limited, a parent company of Resolute. He is also an executive officer and owner of Anglemont Financial Services Ltd., a joint venture with Kattegat Limited that provides financial services to Kattegat Limited and its subsidiaries. Mr. Antturi previously worked with Teekay from 1991 through 2005, serving as President of Teekay's shuttle tankers division and as Teekay's Senior Vice President, Chief Financial Officer and Controller and in other finance and accounting positions. Prior to joining Teekay, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

Rudolph Krediet joined the Board of Teekay in 2017. Mr. Krediet brings over 20 years of experience as a financial investment professional. He has served as a Partner at Anholt Services (USA), a wholly owned subsidiary of Kattegat Trust, which oversees the trust's globally diverse investment portfolio, since 2013. Mr. Krediet has acted as Principal at Compass Group Management LLC, the manager of Compass Diversified Holdings, a publicly traded investment holding company, from 2010 to 2013, and as Vice President from 2006 to 2009. He acted as Vice President at CPM Roskamp Champion, a global leader in the design of manufacturing of oil seed processing equipment, from 2003 to 2004. Mr. Krediet has an MBA from the Darden Graduate School of Business at the University of Virginia.

Heidi Locke Simon joined the Board of Teekay in 2017. Ms. Locke Simon brings over 25 years of strategic management experience to the Teekay Board. She was formally a Partner at Bain & Company, a global management consulting organization, where she worked from 1993 to 2012. Prior to this, Ms. Locke Simon was an Investment Banking Analyst at Goldman, Sachs & Co. She has contributed to HBS Community Partners, a volunteer consulting organization, from 2013 to 2016. She has served as a Board Observer with Teekay from 2016 to 2017, a director of KQED Public Media from 2008 to 2014 and director of Turning Green from 2004 to present. Ms. Locke Simon holds an MBA from Harvard Business School.

Bjorn Moller has served as a Teekay director since 1998. Mr. Moller also served as Teekay's President and Chief Executive Officer from 1998 until 2011. Mr. Moller also served as Vice Chair of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., Vice Chair of Altera Infrastructure GP L.L.C., the general partner of Altera Infrastructure L.P. and as a director and the Chief Executive Officer of Teekay Tankers Ltd. Mr. Moller retired from the Teekay Tankers Ltd. Board on June 12, 2019. Mr. Moller has over 35 years of experience in the shipping industry, and served as Chair of the International Tanker Owners Pollution Federation from 2006 to 2013. Mr. Moller served in senior management positions with Teekay for more than 20 years and headed Teekay's overall operations beginning in 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay's global chartering operations and business development activities. Mr. Moller is also a director of Kattegat Limited, the parent company of Resolute.

Alan Semple has served as a Teekay director since 2015. Mr. Semple joined the Board of Teekay GP L.L.C, the general partner of Teekay LNG Partners L.P. on May 29, 2019. He is the Chair of the Audit Committees of Teekay and Teekay GP L.L.C. Mr. Semple brings over 30 years of finance experience primarily in the energy industry to the Company's Board. He was formerly Director and Chief Financial Officer at John Wood Group PLC (or Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in 2015. Prior to this, Mr. Semple held a number of senior finance roles in Wood Group from 1996. Mr. Semple currently serves on the Board of Cactus, Inc. (NYSE) where he is Chair of the Audit Committee. He also served as director and Chair of the Audit Committee of Cobham PLC (LSE) from 2015 to April 2018.

Arthur Bensler joined Teekay in 1998 as General Counsel. He was promoted to the position of Vice President in 2002 and became Corporate Secretary in 2003. He was appointed Senior Vice President in 2004 and Executive Vice President in 2006. Mr. Bensler has served as a director of Teekay Tankers Ltd. since 2013. He also served as Chair of Teekay Tankers Ltd. from 2013 until June 2019. Mr. Bensler has served as Secretary of Teekay Tankers Ltd. from 2007 until 2014 and was reappointed in July 2019. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada law firm, where he practiced corporate, commercial and maritime law from 1987 until 1998.

William Hung joined Teekay in 1995 and has served as Executive Vice President, Strategic Development since 2016. Prior to this position, Mr. Hung has worked in a variety of roles at Teekay including Chartering, Business Development, Finance and Accounting, Commercial and Strategic Development. Additionally, Mr. Hung served as Chief Executive Officer of Tanker Investments Ltd. from 2014 until its merger with Teekay Tankers Ltd. in 2017.

Kenneth Hvid has served as Teekay's President and CEO since 2017 and joined the Teekay Board in June 2019. He has served as a director of Altera Infrastructure GP L.L.C. since 2011, as a director of Teekay Tankers Ltd. since 2017 and was reappointed as a director of Teekay GP L.L.C. in September 2018, having served as a director previously from 2011 to 2015. Mr. Hvid was appointed Chair of Teekay GP L.L.C in May 2019 and Chair of Teekay Tankers Ltd. in June 2019. He joined Teekay Corporation in 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During that time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the liquefied natural gas business. He held that position until the beginning of 2006, when he was appointed President of the Teekay Navion Shuttle Tankers and Offshore division. In that role, he was responsible for Teekay Corporation's global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid served as Teekay Corporation's Chief Strategy Officer and Executive Vice President from 2011 to 2015, and as President and CEO of Teekay Offshore Group Ltd., from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the Board of Gard P.& I. (Bermuda) Ltd.

Mark Kremin was appointed President and CEO of Teekay Gas Group Ltd., a company that provides services to Teekay LNG Partners L.P. and its subsidiaries in 2017. He was appointed President of Teekay Gas Services in 2015 having acted as its Vice President since 2006. Mr. Kremin has over 20 years of experience in shipping. In 2000, he joined Teekay as in-house counsel. He subsequently held commercial roles within Teekay Gas Services. He represents Teekay on the boards of joint ventures with partners in Asia, Europe and the Middle East. Prior to joining Teekay, he was an attorney in an admiralty law firm in Manhattan. Prior to attending law school in New York City, he worked for a leading owner and operator of container ships.

Vincent Lok has served as Teekay’s Executive Vice President and Chief Financial Officer since 2007. He has held a number of finance and accounting positions with Teekay, including Controller from 1997 until his promotions to the positions of Vice President, Finance in 2002, Senior Vice President and Treasurer in 2004, and Senior Vice President and Chief Financial Officer in 2006. Mr. Lok served as director of Teekay GP L.L.C, the general partner of Teekay LNG Partners L.P. from 2015 to September 2018 and served as the Chief Financial Officer of Teekay Tankers Ltd. from 2007 until 2017. Prior to joining Teekay, Mr. Lok worked as a Chartered Accountant with Deloitte & Touche LLP. Mr. Lok is also a Chartered Financial Analyst.

Kevin Mackay was appointed as President and CEO of Teekay Tankers Ltd., a controlled subsidiary of Teekay, in 2014. Mr. Mackay joined Teekay Tankers from Phillips 66, where he headed the global marine business unit and held a similar role as the General Manager, Commercial Marine at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then joined AET Inc. Limited (AET) (formerly American Eagle Tankers Inc.) in Houston, becoming the Regional Director – Americas, Senior Vice President. Mr. Mackay holds a B.Sc. (Econ) Honours from the London School of Economics & Political Science and has extensive international experience.

Compensation of Directors and Senior Management

Director Compensation

The aggregate cash fees received by the six non-employee directors listed above under Directors and Senior Management and the four individuals who served as non-employee directors and retired in June 2019, for their service as directors, plus reimbursement of their out-of-pocket expenses, was approximately $1.1 million. Each non-employee director receives an annual cash retainer of $90,000. The Chair of the Board also receives an annual cash retainer of $215,000. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $10,000. The Chairs of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $20,000, $17,500 and $15,000, respectively. The Chair of the Board does not receive an additional cash retainer for being a member of the Audit Committee or the Compensation and Human Resources Committee or serving as the Chair of the Nominating and Governance Committee.

Each non-employee director also receives a $110,000 annual retainer to be paid by way of a grant of, at the director’s election, restricted stock or stock options under our 2013 Equity Incentive Plan (or the 2013 Plan). Pursuant to this annual retainer, during 2019, we granted stock options to purchase an aggregate of 290,199 shares of our common stock at an exercise price of $3.98 per share in March 2019, 55,000 shares of our common stock at an exercise price of $3.00 per share in June 2019 and 111,808 shares of restricted stock in March 2019.

The Chair of the Board also receives a $150,000 annual retainer to be paid by way of a grant of, at the Chair’s election, restricted stock or stock options under our 2013 Equity Incentive Plan. Pursuant to this annual retainer, during 2019, we granted stock options to purchase 48,993 shares of our own common stock at an exercise price of $3.98 per share and 16,331 shares of restricted stock to David Schellenberg.

The stock options described in this section expire March 14, 2029, ten years after the date of their grant. The stock options and restricted stock vest as to one-third of the shares on each of the first three anniversaries of their respective grant dates.
Annual Executive Compensation
The aggregate compensation earned in 2019 by Teekay’s six executive officers listed above under Directors and Senior Management (or the Executive Officers), excluding equity-based compensation described below, was $6.3 million. This is comprised of base salary ($2.7 million), annual bonus ($2.6 million) and pension and other benefits ($1.0 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an average exchange rate of 1.33 Canadian Dollars for each U.S. Dollar for 2019. Teekay’s annual bonus plan considers both company performance and team performance.
Long-Term Incentive Program
Teekay’s long-term incentive program focuses on the returns realized by our shareholders and is intended to acknowledge and retain those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of grants of stock option and restricted stock units. All grants in 2019 were made under our 2013 Plan.

During March 2019, we granted stock options to purchase an aggregate of 1,540,344 shares of our common stock at an exercise price of $3.98 and 309,279 shares of restricted stock to Teekay's Executive Officers under our 2013 Plan. The stock options expire March 14, 2029, ten years after the date of grant. The stock options and restricted stock units vest as to one-third of the shares on each of the first three anniversaries of their grant dates.
Options to Purchase Securities from Registrant or Subsidiaries
In March 2013, we adopted the 2013 Plan and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). As at December 31, 2019, we had reserved pursuant to our 2013 Plan 5,606,429 shares (December 31, 2018 – 5,777,326) of common stock.

During 2019, 2018 and 2017, we granted options under the 2013 Plan to acquire up to 2,525,113, 1,048,916 and 732,314 shares of Common Stock, respectively, to eligible officers, employees and directors. Each option under the Plans has a 10-year term and vests equally over three years from the grant date. The outstanding options under the Plans as at December 31, 2019 are exercisable at prices ranging from $3.98 to $56.76 per share, with a weighted-average exercise price of $10.88 per share and expire between March 8, 2020 and March 14, 2029.

Starting in 2013, employees who provide services to our publicly-traded subsidiaries (Teekay LNG and Teekay Tankers) received a proportion of their annual equity compensation award under the equity compensation plan of the applicable Daughter Entity (the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan or the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan, depending on their level of contribution towards the applicable subsidiary. These awards generally took the form of Restricted Stock Units (or RSUs), which are described as Phantom Units under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan, but we refer to all of these awards as RSUs for purposes of this disclosure. Teekay Tankers also granted stock options starting in 2014 to certain senior employees. The RSUs vest and become payable with respect to one-third of the shares on each of the first three years following the grant date and accrue distributions or dividends from the date of the grant to the date of vesting. Stock options vest one-third on each of the first three years and expire ten years after the date of their grant.

Board Practices
Our Board of Directors currently consists of seven members as listed above under Directors and Senior Management. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualified.

Directors David Schellenberg and Peter Antturi were elected at the 2019 annual meeting. Directors Rudolph Krediet, Bjorn Moller and Heidi Locke Simon have terms expiring in 2020, and Mr. Krediet and Ms. Locke Simon intend to stand for re-election at the 2020 annual meeting. Directors Alan Semple and Kenneth Hvid each have terms expiring in 2021. David Schellenberg currently serves as Chair of the Board.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board of Directors has determined that each of the current members of the Board has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay), and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time. In making this determination, the Board considered the relationships of Rudolph Krediet, Heidi Locke Simon and Peter Antturi with our largest shareholder or its affiliates and concluded these relationships do not materially affect their independence as directors. Please read “Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions.”

The Board of Directors has adopted Corporate Governance Guidelines that address, among other things, director qualification standards, director functions and responsibilities, director access to management, director compensation and management succession. This document is available under “Investors – Teekay Corporation – Governance” from the home page of our web site at www.teekay.com.

The NYSE does not require a company like ours, which is a “foreign private issuer,” to have a majority of independent directors on the Board of Directors or to establish compensation or nominating/corporate governance committees composed of independent directors.

The Board of Directors has the following three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2019 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Investors – Teekay Corporation – Governance” from the home page of our web site at www.teekay.com. During 2019, the Board held seven meetings. Each director attended all Board meetings, with the exception of one director, who was absent from one meeting. During 2019, the Board held 15 committee meetings. Each director who was a member of a committee attended all applicable committee meetings, except for one committee member, who was absent from one meeting.

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

Our Compensation and Human Resources Committee is composed entirely of directors who satisfy applicable NYSE compensation committee independence standards. This committee is currently comprised of Heidi Locke Simon (Chair), Rudolph Krediet and David Schellenberg.

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

Our Nominating and Governance Committee is currently comprised of David Schellenberg (Chair), Bjorn Moller, Kenneth Hvid, and Heidi Locke Simon.

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
Crewing and Staff
As at December 31, 2019, we employed approximately 5,050 seagoing staff serving on our consolidated and equity-accounted vessels managed by us, and approximately 650 shore-based personnel, compared to approximately 4,800 seagoing and 780 shore-based personnel as at December 31, 2018, and approximately 7,200 seagoing and 1,100 shore-based personnel as at December 31, 2017. The 2019 and 2018 seagoing staff and shore-based personnel do not include the employees of Altera.

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
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2019, of our common stock by the six directors and six Executive Officers as a group, described above under Directors and Senior Management. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power over or (b) has the right to acquire as of February 29, 2020 (60 days after December 31, 2019) through the exercise of any common stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned	Percent of Class
All directors and executive officers as a group (12 persons) (1)	1,518,655	1.5% (3)
 ____________________________

(1)
Includes 1,011,564 shares of common stock subject to stock options exercisable as of March 1, 2020 under our equity incentive plans with a weighted-average exercise price of $15.59 that expire between March 8, 2019 and March 12, 2028. Excludes 2,587,930 shares of common stock subject to stock options that may become exercisable after March 1, 2020 under the plans with a weighted average exercise price of $5.30, that expire between March 7, 2026 and March 12, 2028. Excludes shares held by our largest shareholder, Resolute, whose ultimate parent is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. For additional information on the relationships between Resolute and certain of our directors, please see the section titled “Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions – Relationships with our Major Shareholder”, below.

(2)
Each director is expected to hold shares of Teekay having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) no later than March 1, 2020 or the fifth anniversary of the date on which the director joined the Board, whichever is later. In addition, each Executive Officer is expected to acquire shares of Teekay’s common stock equivalent in value to one to three times their annual base salary by 2018 or, for executive officers subsequently joining Teekay or achieving a position covered by the guidelines, within five years after the guidelines become applicable to them.

(3)
Based on a total of 100.8 million outstanding shares of our common stock as of December 31, 2019. Each director and Executive Officer beneficially owns less than 1% of the outstanding shares of common stock.

Item 7.	Major Shareholders and Certain Relationships and Related Party Transactions

Major Shareholders
The following table sets forth information regarding beneficial ownership, as of March 1, 2020, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 30, 2020 (60 days after March 1, 2020) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class (3)
Resolute Investments, Ltd. (1)	31,936,012	31.7%
Cobas Asset Management, SGIIC, S.A. (2)	13,962,584	13.9%
 ____________________________

(1)
Includes shared voting and shared dispositive power. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based in part on the Schedule 13D/A (Amendment No. 10) filed by Resolute and Path with the SEC on January 29, 2018. Resolute’s beneficial ownership was 31.7% on March 1, 2020, and 31.8% on March 1, 2019. For additional information on the relationships between Resolute and certain of our directors, please see the section titled "Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions – Relationships with our Major Shareholder”, below.

(2)	Includes sole voting power. This information is based on the Schedule 13G/A filed by this investor with the SEC on February 20, 2020.

(3)	Based on a total of 100.8 million outstanding shares of our common stock as of March 1, 2020.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Teekay.

Teekay and certain of its subsidiaries have relationships or are parties to transactions with other Teekay subsidiaries, including Teekay’s publicly-traded subsidiaries Teekay LNG and Teekay Tankers. Certain of these relationships and transactions are described below.
Relationships with Our Major Shareholder
As of March 1, 2020, Resolute owned approximately 31.7% of our outstanding common stock. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our current directors, Heidi Locke Simon, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies. Another of our directors, Bjorn Moller, is also a director of Kattegat Limited. Director Rudolph Krediet is partner at Anholt Services (USA), a wholly-owned subsidiary of Kattegat Limited. Director Peter Antturi serves as an executive officer and director of Resolute and other Kattegat Limited subsidiaries and affiliates. He is also an executive officer and owner of Anglemont Financial Services Ltd., a joint venture with Kattegat Limited that provides financial services to Kattegat Limited and its subsidiaries.
Our Directors and Executive Officers
Our current Chair of the Board, David Schellenberg, also serves as a director of Teekay GP L.L.C. (the general partner of Teekay LNG) and of Teekay Tankers Ltd. Kenneth Hvid, our President and Chief Executive Officer, also serves as Chair of Teekay GP L.L.C and Teekay Tankers Ltd. Arthur Bensler, our Executive Vice President, Secretary and General Counsel, is a director of Teekay Tankers. Our director, Alan Semple, is also a director of Teekay GP L.L.C. Our director, Bjorn Moller, was also a director of Teekay Tankers, until his retirement from that Board on June 12, 2019.

Other of our officers currently serve as the Chief Executive Officer and the Chief Financial Officer of Teekay Tankers and as the Chief Executive Officer and the Chief Financial Officer of Teekay Gas Group Ltd., which provides executive personnel and other services to Teekay LNG. Prior to January 1, 2018, our officers also served as executive officers of Altera or of Teekay Offshore Group Ltd., our former subsidiary that provided executive personnel and other services to Altera.

Because the two executive officers of Teekay Tankers and the two executive officers of Teekay Gas Group Ltd., who provide or provided services to Teekay LNG were employees of Teekay or other of its subsidiaries, their compensation (other than any awards under the respective long-term incentive plans of Teekay Tankers and Teekay LNG) is or was paid by Teekay or such other applicable entities. Pursuant to agreements with Teekay, each of Teekay Tankers and Teekay LNG agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers on providing services to such public entities and their subsidiaries. For 2019 and 2018, these reimbursement obligations totaled approximately $1.8 million and $1.4 million, respectively, for Teekay Tankers and Teekay LNG. For 2017, these reimbursement obligations totaled approximately $1.3 million, $0.9 million, and $0.4 million, respectively, for Teekay Tankers, Teekay LNG, and Altera and are included in amounts paid as strategic management fees under the management agreement for Teekay Tankers and the services agreements for Teekay LNG and Altera.

Relationships with the Daughter Entities
Please see “Item 4C – Information on the Company – Organizational Structure” for information about our ownership interests in Teekay Tankers and Teekay LNG. Please see “Item 4A – Information on the Company – Overview, History and Development – Our Ownership of the Daughter Entities and Recent Equity Offerings and Transactions by Daughter Entities” for information about certain equity issuances by the Daughter Entities to Teekay. In May 2019, we sold our remaining interests in our equity-accounted investment, Altera, to Brookfield (or the 2019 Brookfield Transaction).
Competition with Teekay Tankers, Teekay LNG and Altera
We have entered into an omnibus agreement with Teekay LNG, Altera and related parties governing, among other things, when Teekay, Teekay LNG, and Altera may compete with each other and providing for rights of first offer on the transfer or rechartering of certain LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. Subject to applicable exceptions, the omnibus agreement generally provides that, without the approval of the other applicable parties, (a) neither Teekay nor Teekay LNG will own or operate offshore vessels (i.e. dynamically positioned shuttle tankers, FSO units and FPSO units) that are subject to contracts with a duration of three years or more, excluding extension options, (b) neither Teekay nor Altera will own or operate LNG carriers and (c) neither Teekay LNG nor Altera will own or operate crude oil tankers, other than crude oil tankers included in their respective fleets as of the dates of their respective initial public offerings and certain replacement tankers. If Teekay or its affiliates no longer control the general partner of Teekay LNG or Altera or if there is a change of control of Teekay, the general partner of Teekay LNG or Altera or Teekay, as applicable, may terminate relevant noncompetition and rights of first offer provisions of the omnibus agreement. During 2018, Brookfield acquired a 51% ownership interest in the general partner of Altera and have the right to appoint a majority of the directors of the general partner’s Board of Directors. This transaction constituted a change of control, giving Altera the right to elect to terminate the omnibus agreement, though, to date, we have not received any indication from Altera that it intends to do so.

In addition, Teekay Tankers’ organization documents provide that Teekay may pursue business opportunities attractive to both parties and of which either party becomes aware. These business opportunities may include, among other things, opportunities to charter out, charter in or acquire oil tankers or to acquire tanker businesses.
Sales of Vessels and Project Interests
From time to time, Teekay has sold to Teekay Tankers, Teekay LNG and Altera vessels or interests in vessel-owning subsidiaries or joint ventures. These transactions include those described under “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

•
Teekay Parent is obligated to offer to sell the Petrojarl Foinaven FPSO unit to Altera, subject to approvals required from the charterer. The purchase price for the Foinaven FPSO unit would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to Altera.

•
Teekay Parent owns the Petrojarl Banff and the Sevan Hummingbird FPSO units, which we will be obligated to offer to Altera in the future under the omnibus agreement following the commencement of a charter contract with a firm period of greater than three years' duration (which is not currently the case).

•	Teekay Parent is obliged to offer to sell its FPSO units to Altera, before it can offer to sell the FPSO units to third parties.

Time Chartering and Bareboat Chartering Arrangements

Teekay charters certain vessels in from or out to its Daughter Entities and Altera, including the following charter arrangements:

•
Two of Altera’s shuttle tankers were chartered out to Teekay subsidiaries until March 31, 2017, under long-term bareboat charters, and as from April 1, 2017, have been chartered out to Teekay subsidiaries under long-term time charters. The two shuttle tankers are part of the service contract of the Petrojarl Foinaven FPSO unit. Prior to the completion of the 2019 Brookfield Transaction and pursuant to these charter contracts, Altera earned revenues of $14.4 million, $42.0 million, and $33.3 million, respectively, for 2019, 2018, and 2017. This time-charter terminated in March 2020, concurrently with the commencement of the new contract structure for the Petrojarl Foinaven FPSO unit.

•
During 2019, three (three in 2018 and 2017) of Altera’s FSO units were chartered out to Teekay subsidiaries under long-term bareboat charters. Two of the FSO units are on-chartered to third parties, of which one contract terminated in April 2019. One of the FSO units is part of the service contract of the Petrojarl Banff FPSO unit. Prior to the completion of the 2019 Brookfield Transaction and pursuant to these charter contracts, Altera earned revenues of $6.4 million, $14.3 million, and $16.2 million, respectively, for 2019, 2018, and 2017.

•
Since April 2008, Teekay had chartered in from Teekay LNG the LNG carriers Arctic Spirit and Polar Spirit under a fixed-rate time charter for a period of ten years. The contracts for Arctic Spirit and Polar Spirit terminated in March and April 2018, respectively. During 2019, Teekay LNG chartered in the Magellan Spirit LNG carrier from Teekay Parent on a short-term time-charter contract. During 2019, 2018, and 2017, Teekay LNG earned revenues of $11.6 million, $9.4 million, and $36.4 million, respectively, under these time-charter contracts.

Services, Management and Pooling Arrangements
Services Agreements. In connection with their initial public offerings in May 2005 and December 2006, respectively, and subsequent thereto, Teekay LNG and Altera and certain of their subsidiaries entered into services agreements with certain other subsidiaries of Teekay, pursuant to which the other Teekay subsidiaries agreed to provide to Teekay LNG, Altera and their operating subsidiaries administrative, strategic, business development, advisory, commercial and ship management services. The Teekay subsidiaries provide these services directly or subcontract for certain of these services with other entities, including other Teekay subsidiaries. Under the agreements, Teekay LNG and Altera pay arm’s-length fees for the services that include reimbursement of any direct and indirect expenses the other Teekay subsidiaries incur in providing these services.

Until December 31, 2017, Teekay and its wholly-owned subsidiaries directly and indirectly provided substantially all of Altera’s ship management, commercial, technical, strategic, business development and administrative service needs. In connection with the 2017 Brookfield Transaction, Teekay agreed to transfer to Altera, as of January 1, 2018, certain Teekay subsidiaries that had been devoted exclusively or nearly exclusively to providing services to Altera and its subsidiaries. Pursuant to this agreement, Altera acquired a 100% ownership interest in seven subsidiaries (or the Transferred Subsidiaries) of Teekay on January 1, 2018. Subsequent to their transfer to Altera, the Transferred Subsidiaries continue to provide ship management, commercial, technical, strategic, business development and administrative services to Teekay, primarily related to Teekay's FPSO units. Teekay and certain of its subsidiaries, other than the Transferred Subsidiaries, continue to provide certain other ship management, commercial, technical, strategic and administrative services to Altera.

Revenues received by us for services provided to Altera prior to the completion of the 2019 Brookfield Transaction were $7.6 million, $21.0 million, $17.8 million and $63.7 million for the year ended December 31, 2019, the year ended December 31, 2018, the period from deconsolidation on September 25, 2017 to December 31, 2017 and the period prior to deconsolidation between January 1, 2017 to September 24, 2017, respectively. Such fees we received subsequent to deconsolidation were recorded in revenues on our consolidated statements of loss.

Fees paid by us to Altera for services provided by Altera to us prior to the completion of the 2019 Brookfield Transaction were $9.6 million, $25.7 million and $0.8 million for the year ended December 31, 2019, the year ended December 31, 2018 and for the period from deconsolidation on September 25, 2017 to December 31, 2017, respectively, and were recorded in vessel operating expenses and general and administrative expenses on our consolidated statements of loss.

During 2019, 2018 and 2017, Teekay LNG incurred expenses of $20.4 million, $31.6 million and $33.0 million, respectively, for services rendered to them by us for these services.

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

In return for commercial and technical services under the Management Agreement, prior to October 1, 2018, Teekay Tankers paid the Manager an agreed-upon fee for the commercial services (other than for Teekay Tankers vessels participating in pooling arrangements) and a technical services fee equal to the average rate Teekay charges third parties to technically manage their vessels of a similar size. In addition, Teekay Tankers pays fees for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. During 2019, 2018, and 2017, Teekay Tankers incurred $32.6 million, $43.3 million, and $30.0 million, respectively, for all of these services, and during 2019, 2018 and 2017 the Manager paid to the Teekay Tankers’ subsidiaries with which it subcontracted for certain services, $0.8 million, $13.8 million and $7.7 million, respectively.

The management agreement also provides for the payment of a performance fee in order to provide the Manager an incentive to increase cash available for distribution to Teekay Tankers’ shareholders. Teekay Tankers did not incur any performance fees for 2019, 2018, or 2017.

Pooling Arrangements. Prior to 2019, pursuant to certain RSAs, TTOL provided management services in relation to the RSAs in exchange for a fee consisting of a fixed component based on the period of management and a variable component based on the vessel's monthly earnings. Voyage revenues and voyage expenses of all vessels which operated under these RSAs were shared based on the actual earning days each vessel was available and the relative performance capabilities of each vessel. Teekay Tankers incurred RSA management fees during 2019, 2018, and 2017 of $nil, $nil, and $2.8 million, respectively.

Teekay Tanker Operations Ltd.
On May 31, 2017, Teekay Tankers acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% interest in TTOL for $39.0 million, which included $13.1 million for assumed working capital. Teekay Tankers issued approximately 1.7 million shares of its Class B common stock to Teekay as consideration in addition to the working capital consideration of $13.1 million. Prior to May 31, 2017, Teekay Tankers owned 50% of TTOL and accounted for this investment using the equity method of accounting. Since Teekay Tankers acquired the remaining 50% of TTOL on May 31, 2017, it owns 100% of TTOL and now consolidates TTOL.
Relationship with Tanker Investments Ltd. (or TIL)
In January 2014, Teekay and Teekay Tankers formed TIL. On November 27, 2017, Teekay Tankers completed a merger with TIL acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, in a share-for-share exchange at a ratio of 0.4 shares of Teekay Tankers’ Class A common stock for each share of TIL common stock, and as a result TIL became a wholly-owned subsidiary. As consideration for the merger, Teekay Tankers issued 11.1 million Class A common shares to the TIL shareholders, including 1.0 million shares to Teekay. Commencing on November 27, 2017, Teekay Tankers consolidates the results of TIL.

Item 8.	Financial Information
Consolidated Financial Statements and Notes
Please see "Item 18 – Financial Statements" below for additional information required to be disclosed under this Item.
Legal Proceedings
From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We believe that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on our financial position, results of operations or cash flows, when taking into account our insurance coverage and rights to seek indemnification from charterers. For information about recent legal proceedings, please read “Item 18 – Financial Statements: Note 17c – Legal Proceedings and Claims.”
Dividend Policy
Since our initial public offering in 1995 until the quarter ended December 31, 2018, we had declared and paid a regular cash dividend. Our Board of Directors approved the elimination of the quarterly dividend on Teekay’s common stock commencing with the quarter ended March 31, 2019.

Our quarterly dividend payment was primarily based on the cash flow contributions from our general partner and limited partner interests in Teekay LNG, together with other dividends received and cash flows provided by Teekay Parent's FPSO operations, after deductions for parent company level corporate general and administrative expenses, net interest expense, and any reserves determined to be required by our Board of Directors. Given our strategy to further strengthen our balance sheet, we believe that it is in the best interests of our shareholders to conserve more of our cash flows to reduce debt levels.

For similar reasons and in light of equity capital requirements for committed growth projects it had at that time, the Board of Directors of Teekay LNG’s general partner believed that it was in the best interests of Teekay LNG’s unitholders to conserve more of its internally generated cash flows to fund future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, Teekay LNG reduced its quarterly cash distribution per common unit to $0.14 from $0.70. In 2019, as part of its balanced capital allocation strategy, Teekay LNG increased its quarterly cash distributions on common units by 36% in 2019 from $0.14 per common unit to $0.19 per common unit commencing with the quarterly distribution paid in May 2019. Teekay LNG intends to increase its quarterly cash distributions by 32% to $0.25 per common unit commencing with the distribution for the first quarter of 2020 payable in May 2020.

Effective May 2018, Teekay Tankers eliminated the payment of its minimum quarterly dividend of $0.24 per share (as adjusted for a reverse stock split on November 25, 2019) in order to preserve liquidity during the cyclical downturn of the tanker spot market. In November 2019, Teekay Tankers made the determination to transition away from its previous formulaic dividend policy, which was based on a payout of 30% to 50% of its quarterly adjusted net income, to primarily focus on building net asset value through balance sheet delevering and reducing its cost of capital, such that any future dividends will thereafter be paid when, as and if determined by the Board of Directors.

Pursuant to our dividend reinvestment program, holders of shares of our common stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of common stock at then-prevailing market prices, but without brokerage commissions or service charges.

The timing and amount of our dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by our Board of Directors. Since we primarily are a holding company, with limited assets other than the ownership interests in our subsidiaries, our ability to pay dividends on the common stock depends on the earnings and cash flow of our subsidiaries and distributions from our subsidiaries. Our Board of Directors may change our common stock dividends at any time.
Significant Changes
Please read “Item 18 – Financial Statements: Note 24 – Subsequent Events for descriptions of significant changes that have occurred since December 31, 2019”. Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2019 and 2020.”

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

(a)
Agreement dated August 23, 2006, for a $330,000,000 Secured Reducing Revolving Loan Facility among Teekay LNG Partners L.P., ING Bank N.V. and various other banks (no longer in effect). Please read Note 9 to the Consolidated Financial Statements of Teekay Corporation included herein for a summary of certain contract terms relating to our loan facilities.

(b)	Annual Executive Bonus Plan.

(c)	Amended 2003 Equity Incentive Plan.

(d)	Amended 1995 Stock Option Plan.

(e)	Amended and Restated Rights Agreement, dated as of July 2, 2010, between Teekay Corporation and The Bank of New York, as Rights Agent.

(f)
Amended and Restated Omnibus Agreement dated as of December 19, 2006, among Teekay Corporation, Teekay GP L.L.C., Teekay LNG Partners L.P., Altera and related parties, which governs, among other things, when Teekay Corporation, Teekay LNG Partners L.P. and Altera may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

(g)	Indenture dated January 27, 2010, among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for $450,000,000 8.5% Senior Unsecured Notes due 2020 (no notes currently outstanding).

(h)	2013 Equity Incentive Plan.

(i)	Agreement dated December 21, 2012, for a $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(j)	Amendment Agreement No. 1 dated December 18, 2013, for a $300,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(k)	Agreement dated July 7, 2014, between Teekay LNG Operating L.L.C. and China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C. in connection with the Yamal LNG Project.

(l)
Agreement dated December 17, 2014, for a $450,000,000 secured loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. The loan bears interest at LIBOR plus a margin of 1.85%. The facility requires quarterly repayments, with a bullet payment in 2026.

(m)	Amendment Agreement No. 2 dated December 19, 2014, for a $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(n)	Amendment Agreement No. 3 dated October 2, 2015, for a $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(o)	Amendment Agreement No. 4 dated December 17, 2015, for a $300,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(p)
First Supplemental Indenture dated November 16, 2015, among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A. for $200,000,000 8.5% Senior Unsecured Notes due 2020 (no notes currently outstanding).

(q)
Purchase Agreement dated as of November 10, 2015, between Teekay Corporation and J.P. Morgan Securities LLC, for itself and on behalf of the several initial purchasers listed in Schedule 1 thereto (no longer in effect).

(r)
Registration Rights Agreement dated November 16, 2015, by and among Teekay Corporation and J.P. Morgan Securities LLC, for itself and as representative of the several initial purchasers listed in Schedule 1 thereto (no longer in effect).

(s)
Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016, between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks, for a $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021 (canceled in January 2020).

(t)	Share Purchase Agreement dated May 18, 2016, by and among Teekay Corporation and the purchasers named therein.

(u)	Registration Rights Agreement dated June 29, 2016, by and among Teekay Corporation and the investors named therein.

(v)	Equity Distribution Agreement, dated September 9, 2016, between Teekay Corporation and Citigroup Global Markets Inc. (no longer in effect).

(w)	Warrant Agreement dated September 25, 2017, between Altera and Teekay Shipping Limited (canceled in January 2020).

(x)	Second Amended and Restated Limited Liability Company Agreement of Altera GP, dated September 25, 2017, by and between Teekay Holdings Limited and Brookfield TK TOGP L.P, as amended.

(y)	Registration Rights Agreement dated September 25, 2017, by and between Altera, Teekay Corporation and Brookfield TK TOLP L.P.

(z)	Investment Agreement dated July 26, 2017, between Altera and Teekay Holdings Limited

(aa)	Purchase Agreement dated July 26, 2017, between Teekay Holdings Limited and Brookfield TK TOGP L.P.

(ab)	Amended and Restated Subordinate Promissory Note dated July 26, 2017, by and between Altera, Teekay Corporation and Brookfield TK TOLP L.P.

(ac)	Master Services Agreement dated September 25, 2017, by and between Teekay Corporation, Altera and Brookfield TK TOLP L.P.

(ad)	Trademark License Agreement dated September 25, 2017, by and between Teekay Corporation and Altera.

(ae)	Indenture dated as of January 26, 2018, between Teekay Corporation and The Bank of New York Mellon, as Trustee.

(af)
Underwriting Agreement dated January 24, 2018, by and between Teekay Corporation, Morgan Stanley & Co. LLC, and J.P. Morgan Securities LLC, acting on behalf of themselves and on behalf of the several purchases listed on Schedule I thereto.

(ag)
Purchase Agreement dated January 24, 2018, by and between Teekay Corporation, Morgan Stanley & Co. LLC, and J.P. Morgan Securities LLC, acting on behalf of themselves and on behalf of the several purchases listed on Schedule I thereto.

(ah)	Amendment Agreement No. 8 dated December 24, 2018, for a $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

(ai)	Equity Distribution Agreement dated April 24, 2019, between Teekay Corporation and Citigroup Global Markets Inc.

(aj)
Securities and Loan Purchase Agreement, dated April 29, 2019 among Teekay Corporation, Teekay Finance Limited, Teekay Holdings Limited, Teekay Shipping Limited, Brookfield TK TOLP L.P. and Brookfield TK TOGP L.P.

(ak)	Indenture dated May 13, 2019, among Teekay Corporation and Wilmington Trust, National Association, for $250,000,000 9.250% Senior Secured Notes due 2022.

(al)	Second Supplemental Indenture dated May 13, 2019, among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A., for the 8.5% Senior Unsecured Notes due 2020.

(am)	Purchase Agreement dated May 2, 2019, for $250,000,000 9.250% Senior Secured Notes due 2022.

(an)
Secured Revolving Credit Facility Agreement dated January 28, 2020, between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch and various other banks, for a $532.8 million long-term debt facility which is scheduled to mature in December 2024.

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
Taxation
Teekay Corporation was incorporated in the Republic of Liberia on February 9, 1979 and was domesticated in the Republic of the Marshall Islands on December 20, 1999. Its principal executive offices are located in Canada. The following provides information regarding taxes to which a U.S. Holder of our common stock may be subject.
Material United States Federal Income Tax Considerations
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
Distributions
Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S Holder's common stock, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder's common stock will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in our common stock and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the common stock for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common stock will be treated as foreign source income and generally will be treated as “passive category income.”

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
Sale, Exchange or Other Disposition of Common Stock
Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (i) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short -term capital gain or loss otherwise and (ii) U.S.-source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “qualified electing fund” (or a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. A U.S. Holder who makes a timely QEF election (or an Electing Holder) must report the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

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

Additionally, for each year during which a U.S. Holder owns our common stock, we are a PFIC, and the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our common stock. In addition, if a Non-Electing Holder, who is an individual, dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such common stock.

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
Sale, Exchange or Other Disposition of Common Stock
In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common stock unless (i) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our common stock is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

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

Information reporting and backup withholding generally will not apply to distributions taxable as dividends on our common stock to a Non-U.S. Holder if such dividend is paid and received outside the United States by a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations) or the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI, or W-8EXP, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

Payment of proceeds to a Non-U.S. Holder from a sale, redemption or other taxable disposition of our common stock to or through the U.S. office of a broker, or through a broker that is considered a U.S. payor or U.S. middleman (within the meaning of U.S. Treasury Regulations), generally will be subject to information reporting and backup withholding, unless the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI, or W-8EXP, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

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
Documents on Display
Documents concerning us that are referred to herein may be accessed on our website under “Investors – Teekay Corporation – Financials & Presentations” from the home page of our web site at www.teekay.com, or may be inspected at our principal executive offices at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2K2, Canada. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 18 – Financial Statements: Note 16 – Derivative Instruments and Hedging Activities.”
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry docking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Krone and Singaporean Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

In some cases, we hedge a portion of our net foreign currency exposure for the following nine to 12 months by entering into foreign currency forward contracts. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at December 31, 2019, we had the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Forward Rate (1)	Fair Value / Carrying Amount Of Asset (Liability) $
				Expected Maturity
				2020	2021
				$	$
Euro	5,820	0.86	(202)	6,750	—

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. As at December 31, 2019, we had Euro-denominated term loans of 147.5 million Euros ($165.4 million). We receive Euro-denominated revenue from certain of our time charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

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

As at December 31, 2019, we were committed to the following cross currency swaps:

Notional Amount NOK (1)	Notional Amount USD (1)	Floating Rate Receivable		Fixed Rate Payable
		Reference Rate	Margin		Fair Value (1) $	Remaining Term (years)
1,000,000	134,000	NIBOR	3.70%	5.92%	(20,665)	0.4
1,200,000	146,500	NIBOR	6.00%	7.72%	(10,532)	1.8
850,000	102,000	NIBOR	4.60%	7.89%	(10,907)	3.7
					(42,104)

(1)	In thousands of Norwegian Krone and U.S. Dollars.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, NIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally, our approach is to economically hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors. Please read "Item 3 – Risk Factors" for more details on the potential phasing out of LIBOR as an interest “benchmark”.

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

The table below provides information about our financial instruments at December 31, 2019, that are sensitive to changes in interest rates, including our debt and obligations related to finance leases and interest rate swaps, but excluding any amounts related to our equity-accounted investments. For long-term debt and obligations related to finance leases, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

			Expected Maturity Date
	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars)
Short-Term Debt:
Variable Rate ($U.S.) (2)	50.0	—	—	—	—	—	50	(50)	5.0%
Long-Term Debt:
Variable Rate ($U.S.) (2)	320.8	365.5	333.2	102.3	257.4	319.4	1,698.6	(1,672.0)	3.7%
Variable Rate (Euro) (3) (4)	25.1	26.4	27.6	58.4	27.9	—	165.4	(162.6)	1.2%
Variable Rate (NOK) (4) (5)	113.8	136.6	—	96.8	—	—	347.2	(358.0)	6.7%
Fixed-Rate Debt ($U.S.)	64.8	55.4	268.1	143.1	18.1	106.4	655.9	(643.7)	6.6%
Average Interest Rate	6.3%	4.4%	8.8%	4.7%	2.3%	2.2%	6.6%
Obligations Related to Finance Leases:
Variable-Rate ($U.S.) (6)	43.9	45.9	48.1	50.5	51.4	484.2	724.0	(750.9)	6.2%
Fixed-Rate ($U.S.) (6)	51.5	53.4	55.4	57.6	59.7	824.1	1,101.7	(1,126.6)	5.4%
Average Interest Rate (7)	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%
Interest Rate Swaps:
Contract Amount ($U.S.) (8)	260.6	437.5	32.5	33.2	116.7	161.6	1,042.1	(41.2)	2.8%
Average Fixed Pay Rate (2)	3.0%	2.6%	3.2%	3.2%	1.9%	3.3%	2.8%
Contract Amount (Euro) (4) (9)	10.2	11.0	11.8	42.1	—	—	75.1	(8.2)	3.8%
Average Fixed Pay Rate (3)	3.7%	3.7%	3.7%	3.9%	—%	—%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our short-term debt, long-term debt and obligations related to finance leases, including the margin we pay on our floating-rate debt, which, as of December 31, 2019, ranged from 0.3% to 3.95% for U.S. Dollar-denominated debt. The average interest rate for our obligations related to finance leases is the weighted-average interest rate implicit in our obligations related to finance leases at the inception of the leases.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2019.

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

(6)	The amount of obligations related to finance leases represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(7)	The average interest rate is the weighted-average interest rate implicit in the obligations related to fixed-rate finance leases at the inception of the leases.

(8)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.

(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR or 6-month EURIBOR.
Commodity Price Risk
From time to time, we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at December 31, 2019, we were not committed to any bunker fuel swap contracts.

Spot Tanker Market Rate Risk
We are exposed to fluctuations in spot tanker market rates which can adversely affect our revenues. To reduce its exposure, Teekay Tankers uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized losses on non-designated derivative instruments in our consolidated statements of loss. As at December 31, 2019, the fair value of the forward freight agreement was negative $0.1 million.

Item 12.	Description of Securities Other than Equity Securities
Not applicable.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15.	Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act of 1934, as amended (or the Exchange Act)) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2019.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2019.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and the effectiveness of our internal control over financial reporting as of December 31, 2019. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15 (f) under the Exchange Act) that occurred during the year ended December 31, 2019.

Item 16A.	Audit Committee Financial Expert
The Board has determined that Director and Chair of the Audit Committee, Alan Semple, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics
We have adopted a Standards of Business Conduct Policy that applies to all employees and directors. This document is available under “Investors – Teekay Corporation – Governance” from the home page of our website (www.teekay.com). We also intend to disclose under “Investors – Teekay Corporation – Governance” in the Investors section of our web site any waivers to or amendments of our Standards of Business Conduct Policy that benefit our directors and executive officers.

Item 16C.	Principal Accountant Fees and Services
Our principal accountant for 2019 and 2018 was KPMG LLP, Chartered Professional Accountants. The following table shows the fees Teekay and our subsidiaries paid or accrued for audit and other services provided by KPMG LLP for 2019 and 2018.

Fees (in thousands of U.S. dollars)	2019	2018
Audit Fees (1)	2,723	2,529
Audit-Related Fees (2)	33	59
Tax Fees (3)	23	32
Total	2,779	2,620

(1)
Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries including professional services in connection with the review of our regulatory filings for public offerings of our subsidiaries. Audit fees for 2019 and 2018 include approximately $928,300 and $859,000, respectively, of fees paid to KPMG LLP by Teekay LNG that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG. Audit fees for 2019 and 2018 include approximately $588,200 and $517,000, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.

(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, divestitures and other attestation services.

(3)	For 2019 and 2018, tax fees principally included corporate tax compliance fees.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2019 and 2018.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Neither Teekay nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any shares of our common stock during 2018 and 2019.

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

Item 19.	Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Corporation. (8)
1.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation. (8)
1.3	Amended and Restated Bylaws of Teekay Corporation. (1)
2.1	Registration Rights Agreement among Teekay Corporation, Tradewinds Trust Co. Ltd., as Trustee for the Cirrus Trust, and Worldwide Trust Services Ltd., as Trustee for the JTK Trust. (2)
2.2	Specimen of Teekay Corporation Common Stock Certificate. (2)
2.3	Description of Securities Registered Under Section 12 of the Exchange Act.
2.4
Underwriting Agreement dated January 24, 2018, by and between Teekay Corporation, Morgan Stanley & Co. LLC, and J.P. Morgan Securities LLC, acting on behalf of themselves and on behalf of the several purchases listed on Schedule I thereto. (19)

2.5	Indenture dated as of January 26, 2018, between Teekay Corporation and The Bank of New York Mellon, as Trustee. (19)

2.6	Purchase Agreement dated January 24, 2018, between Teekay Corporation and J.P. Morgan Securities LLC, for itself and on behalf of the several initial purchasers listed in Schedule 1 thereto. (19)
4.1	1995 Stock Option Plan. (2)
4.2	Amendment to 1995 Stock Option Plan. (3)
4.3	Amended 1995 Stock Option Plan. (4)
4.4	Amended 2003 Equity Incentive Plan. (10)
4.5	Annual Executive Bonus Plan. (5)
4.6	Form of Indemnification Agreement between Teekay and each of its officers and directors. (2)
4.7	Amended Rights Agreement dated as of July 2, 2010, between Teekay Corporation and The Bank of New York, as Rights Agent. (6)
4.8
Amended and Restated Omnibus Agreement dated as of December 19, 2006, among Teekay Corporation, Teekay GP L.L.C., Teekay LNG Partners L.P., Teekay LNG Operating L.L.C., Teekay Offshore GP L.L.C., Teekay Offshore Partners L.P., Teekay Offshore Operating GP. L.L.C. and Teekay Offshore Operating L.P. (7)

4.9	2013 Equity Incentive Plan. (9)
4.10	Agreement dated December 21, 2012, for a $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (11)
4.11	Amendment Agreement No. 1, dated December 18, 2013, for a $300,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (12)
4.12
Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C in connection with the Yamal LNG Project. (13)

4.13	Agreement dated December 17, 2014, for a $450,000,000 secured loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. (13)
4.14	Amendment Agreement No. 2 dated December 19, 2014, for a $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (13)
4.15	Amendment Agreement No. 3 dated October 2, 2015, for a $500,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (14)
4.16	Amendment Agreement No. 4 dated December 17, 2015, for a $300,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (14)
4.17	Share Purchase Agreement dated May 18, 2016, by and among Teekay Corporation and the purchasers named therein.(15)
4.18	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Corporation and the investors named therein.(15)
4.19	Investment Agreement dated as of July 26, 2017, between Teekay Offshore Partners L.P. and Teekay Holdings Limited (16)
4.20	Purchase Agreement dated as of July 26, 2017, between Teekay Holdings Limited and Brookfield TK TOGP L.P. (16)
4.21	Amended and Restated Subordinate Promissory Note dated as of July 26, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (16)
4.22	Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C., dated as of September 25, 2017, by and between Teekay Holdings Limited and Brookfield TK TOGP L.P. (17)
4.23	Registration Rights Agreement dated as of September 25, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (17)
4.24	Master Services Agreement dated as of September 25, 2017, by and between Teekay Corporation, Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P. (17)
4.25	Trademark License Agreement dated as of September 25, 2017, by and between Teekay Corporation and Teekay Offshore Partners L.P. (17)
4.26	Amendment Agreement No. 8 dated December 24, 2018, for a $200,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others. (18)
4.27	Equity Distribution Agreement, dated April 24, 2019, between Teekay Corporation and Citigroup Global Markets Inc. (18)
4.28
Securities and Loan Purchase Agreement dated April 29, 2019, among Teekay Corporation, Teekay Finance Limited, Teekay Holdings Limited, Teekay Shipping Limited, Brookfield TK TOLP L.P. and Brookfield TK TOGP L.P. (19)

4.29	Indenture dated May 13, 2019, among Teekay Corporation and Wilmington Trust, National Association, for $250,000,000 9.250% Senior Secured Notes due 2022. (20)
4.30	Second Supplemental Indenture dated May 13, 2019, among Teekay Corporation and The Bank of New York Mellon Trust Company, N.A., for the 8.5% Senior Unsecured Notes due 2020. (20)
4.31	Purchase agreement dated May 2, 2019, for $250,000,000 9.250% Senior Secured Notes due 2022. (21)
4.32	Secured Revolving Credit Facility Agreement dated January 28, 2020, between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch and various other banks, for a $532.8 million long-term debt facility.

8.1	List of Subsidiaries.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.
13.1	Teekay Corporation Certification of Kenneth Hvid, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG LLP, as independent registered public accounting firm.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
_________________________

(1)	Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on August 31, 2011, and hereby incorporated by reference to such Report.

(2)
Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 33-7573-4), filed with the SEC on July 14, 1995, and hereby incorporated by reference to such Registration Statement.

(3)	Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on May 2, 2000, and hereby incorporated by reference to such Report.

(4)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (File No.1-12874), filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Report.

(5)	Previously filed as exhibit 4.28 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 8, 2005, and hereby incorporated by reference to such Report.

(6)	Previously filed as exhibit 1.2 to the Company’s Form 8-A/A (File No.1-12874), filed with the SEC on July 2, 2010, and hereby incorporated by reference to such Report.

(7)	Previously filed as exhibit 4.15 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.

(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and hereby incorporated by reference to such Report.

(9)
Previously filed as exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-187142), filed with the SEC on March 8, 2013, and hereby incorporated by reference to such Registration Statement.

(10)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 25, 2012, and hereby incorporated by reference to such Report.

(11)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 29, 2013, and hereby incorporated by reference to such Report.

(12)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 28, 2014, and hereby incorporated by reference to such Report.

(13)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 29, 2015, and hereby incorporated by reference to such Report.

(14)	Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 26, 2016, and hereby incorporated by reference to such Report.

(15)	Previously filed as exhibits 10.1 and 4.1 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on June 30, 2016, and hereby incorporated by reference to such Report.

(16)	Previously filed as exhibits 10.1, 10.2 and 10.3 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on August 1, 2017, and hereby incorporated by reference to such Report.

(17)
Previously filed as exhibits 4.2, 4.3, 10.4 and 10.5 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on November 22, 2017, and hereby incorporated by reference to such Report.

(18)	Previously filed as exhibit 4.1, 1.1 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on April 24, 2019, and hereby incorporated by reference to such Report.

(19)	Previously filed as exhibit 4.1 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on May 1, 2019, and hereby incorporated by reference to such Report.

(20)	Previously filed as exhibits 4.1 and 4.2 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on May 14, 2019, and hereby incorporated by reference to such Report.

(21)	Previously filed as exhibit 10.1 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on November 26, 2019, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION
By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Dated: April 8, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
TEEKAY CORPORATION

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay Corporation and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of loss, comprehensive loss, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 8, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principles
As discussed in Note 1 to the consolidated financial statements, the Company has changed its accounting policies as of January 1, 2018 for revenue recognition due to the adoption of ASU 2014-09 Revenue from Contracts with Customers, and has changed its accounting policies as of January 1, 2019 for leases due to the adoption of ASU 2016-02 Leases and for hedge accounting due to the adoption of ASU 2017-12 Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities.

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
April 8, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
TEEKAY CORPORATION
Opinion on Internal Control Over Financial Reporting
We have audited Teekay Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of loss, comprehensive loss, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule I (collectively, the consolidated financial statements), and our report dated April 8, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

Definition and Limitations of Internal Control Over Financial Reporting
An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 8, 2020

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF LOSS
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Revenues (notes 2 and 14)	1,945,391	1,728,488	1,880,332
Voyage expenses	(423,677)	(409,617)	(153,766)
Vessel operating expenses (note 14)	(644,445)	(637,474)	(731,150)
Time-charter hire expenses (note 14)	(118,761)	(86,458)	(120,893)
Depreciation and amortization	(290,672)	(276,307)	(485,829)
General and administrative expenses (note 14)	(81,444)	(96,555)	(106,150)
Write-down and loss on sale of vessels (note 19)	(170,310)	(53,693)	(270,743)
Restructuring charges (note 21)	(12,040)	(4,065)	(5,101)
Income from vessel operations	204,042	164,319	6,700
Interest expense	(279,059)	(254,126)	(268,400)
Interest income	7,804	8,525	6,290
Realized and unrealized losses on non-designated derivative instruments (note 16)	(13,719)	(14,852)	(38,854)
Equity (loss) income (note 23)	(14,523)	61,054	(37,344)
Foreign exchange (loss) gain (notes 9 and 16)	(13,574)	6,140	(26,463)
Loss on deconsolidation of Altera (note 4)	—	(7,070)	(104,788)
Other loss (note 15)	(14,475)	(2,013)	(53,981)
Net loss before income taxes	(123,504)	(38,023)	(516,840)
Income tax expense (note 22)	(25,482)	(19,724)	(12,232)
Net loss	(148,986)	(57,747)	(529,072)
Net (income) loss attributable to non-controlling interests (note 1)	(161,591)	(21,490)	365,796
Net loss attributable to shareholders of Teekay Corporation	(310,577)	(79,237)	(163,276)
Per common share of Teekay Corporation (note 20)
• Basic and diluted loss attributable to shareholders of Teekay Corporation	(3.08)	(0.79)	(1.89)
• Cash dividends declared	0.055	0.220	0.220
Weighted average number of common shares outstanding (note 20)
• Basic and diluted	100,719,224	99,670,176	86,335,473
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of U.S. dollars)

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Net loss	(148,986)	(57,747)	(529,072)
Other comprehensive (loss) income:
Other comprehensive income (loss) before reclassifications
Unrealized gain on marketable securities	—	—	438
Unrealized loss on qualifying cash flow hedging instruments	(57,615)	(11)	(1,895)
Pension adjustments, net of taxes	(1,153)	(196)	1,463
Foreign exchange (loss) gain on currency translation	—	(132)	1,279
Amounts reclassified from accumulated other comprehensive loss
To other income:
Sale of marketable securities	—	—	(22)
To interest expense:
Realized (gain) loss on qualifying cash flow hedging instruments	(376)	152	1,614
To equity income:
Realized loss (gain) on qualifying cash flow hedging instruments	537	(1,291)	2,470
Foreign exchange gain on currency translation	—	(3,161)	—
Loss on deconsolidation of Altera (note 4)	—	7,720	—
Other comprehensive (loss) income:	(58,607)	3,081	5,347
Comprehensive loss	(207,593)	(54,666)	(523,725)
Comprehensive (income) loss attributable to non-controlling interests	(122,844)	(20,948)	364,422
Comprehensive loss attributable to shareholders of Teekay Corporation	(330,437)	(75,614)	(159,303)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2019 $	As at December 31, 2018 $
ASSETS
Current
Cash and cash equivalents (notes 9 and 18)	353,241	424,169
Restricted cash – current (notes 11, 16 and 18)	56,777	40,493
Accounts receivable, including non-trade of $12,793 (2018 – $7,883) and related party balances of $1,677 (2018 – $57,062)	199,957	174,031
Accrued revenue	107,111	20,249
Prepaid expenses and other (note 16)	78,097	57,247
Current portion of net investments in direct financing and sales-type leases (note 2)	273,986	12,635
Current portion of loans to equity-accounted investments (note 23)	8,241	169,197
Assets held for sale (notes 6 and 19)	65,458	—
Total current assets	1,142,868	898,021
Restricted cash – non-current (notes 11, 16 and 18)	44,849	40,977
Vessels and equipment (note 9)
At cost, less accumulated depreciation of $1,259,404 (2018 – $1,270,460)	2,654,466	3,362,937
Vessels related to finance leases, at cost, less accumulated amortization of $253,553 (2018 – $178,178) (note 11)	2,219,026	2,067,254
Operating lease right-of-use assets (notes 1 and 10)	159,638	—
Advances on newbuilding contracts and conversion costs	—	86,942
Total vessels and equipment	5,033,130	5,517,133
Net investment in direct financing leases and sales-type leases – non-current (note 2)	544,823	562,528
Investments in and loans to equity-accounted investments (notes 4 and 23)	1,173,728	1,193,741
Goodwill, intangibles and other non-current assets (notes 6 and 16)	133,466	179,270
Total assets	8,072,864	8,391,670
LIABILITIES AND EQUITY
Current
Accounts payable	135,496	31,201
Accrued liabilities and other (notes 7 and 16)	276,354	235,384
Short-term debt (note 8)	50,000	—
Loans from equity-accounted investments	18,647	75,292
Current portion of long-term debt (note 9)	523,312	242,137
Current obligations related to finance leases (note 11)	95,339	102,115
Current portion of operating lease liabilities (notes 1 and 10)	61,431	—
Liabilities associated with assets held for sale	2,980	—
Total current liabilities	1,163,559	686,129
Long-term debt (note 9)	2,303,840	3,077,386
Long-term obligations related to finance leases (note 11)	1,730,353	1,571,730
Long-term operating lease liabilities (notes 1 and 10)	87,171	—
Other long-term liabilities (notes 7 and 16)	216,348	189,397
Total liabilities	5,501,271	5,524,642
Commitments and contingencies (notes 9, 10, 11, 16 and 17)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 100,784,422 shares outstanding and issued (2018 – 100,435,210)) (note 13)	1,052,284	1,045,659
Accumulated deficit	(546,684)	(234,395)
Non-controlling interest	2,089,730	2,058,037
Accumulated other comprehensive loss (note 1)	(23,737)	(2,273)
Total equity	2,571,593	2,867,028
Total liabilities and equity	8,072,864	8,391,670
Subsequent events (note 24)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Cash, cash equivalents, restricted cash and cash held for sale provided by (used for)
OPERATING ACTIVITIES
Net loss	(148,986)	(57,747)	(529,072)
Non-cash and non-operating items:
Depreciation and amortization	290,672	276,307	485,829
Unrealized loss (gain) on derivative instruments and loss on sale of warrants (note 16)	20,007	(34,570)	(95,556)
Write-down and loss on sales of vessels (note 19)	170,310	53,693	270,743
Loss on deconsolidation of Teekay Offshore (note 4)	—	7,070	104,788
Equity loss (income), net of dividends received	54,826	(44,312)	87,602
Income tax expense (note 22)	25,482	19,724	12,232
Foreign currency exchange (gain) loss including the effect of the termination of cross currency swaps	(10,851)	7,135	101,157
Other	30,204	14,279	52,609
Direct financing and sales-type lease payments received (note 1)	17,073	—	—
Change in operating assets and liabilities (note 18)	(4,823)	(14,754)	104,831
Expenditures for dry docking	(60,608)	(44,690)	(50,899)
Net operating cash flow	383,306	182,135	544,264
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	527,465	1,325,482	1,007,010
Prepayments of long-term debt	(804,748)	(771,827)	(831,901)
Scheduled repayments of long-term debt and settlement of related swaps	(233,734)	(671,803)	(713,278)
Proceeds from short-term debt	200,000	—	—
Prepayment of short-term debt	(150,000)	—	—
Proceeds from financing related to sale-leaseback of vessels	381,526	611,388	809,935
Prepayment of obligations related to finance leases	(111,617)	—	—
Repayments of obligations related to finance leases	(95,946)	(74,680)	(46,090)
Net proceeds from equity issuances of subsidiaries (note 5)	—	—	172,930
Net proceeds from equity issuances of Teekay Corporation	—	103,655	25,636
Repurchase of Teekay LNG common units	(25,729)	—	—
Acquisition of shares in Teekay Tankers	—	—	(19,444)
Distribution paid from subsidiaries to non-controlling interests	(63,343)	(64,676)	(103,150)
Cash dividends paid	(5,523)	(22,082)	(18,977)
Other financing activities	(580)	(671)	1,638
Net financing cash flow	(382,229)	434,786	284,309
INVESTING ACTIVITIES
Expenditures for vessels and equipment, net of warranty settlement	(109,523)	(693,792)	(1,054,052)
Proceeds from sale of vessels and equipment	31,523	28,837	73,712
Proceeds from sale of equity-accounted investments and related assets	100,000	81,823	—
Capital contributions and advances to equity-accounted joint ventures	(72,391)	(65,952)	(111,720)
Cash of Tanker Investments Ltd. upon acquisition, net of transaction costs (note 23)	—	—	30,831
Cash of transferred subsidiaries on sale, net of proceeds received	—	(25,254)	—
Cash of Teekay Offshore upon deconsolidation, net of proceeds received (note 4)	—	—	(45,447)
Direct financing lease payments received (note 1)	—	10,882	17,422
Other investing activities	—	—	7,613
Net investing cash flow	(50,391)	(663,456)	(1,081,641)
Decrease in cash, cash equivalents, restricted cash and cash held for sale	(49,314)	(46,535)	(253,068)
Cash, cash equivalents, restricted cash and cash held for sale, beginning of the year	505,639	552,174	805,242
Cash, cash equivalents, restricted cash and cash held for sale, end of the year	456,325	505,639	552,174
Supplemental cash flow information (note 18)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and shares)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Retained Earnings (Accu- mulated Deficit) $	Accumul- ated Other Compre- hensive Loss $	Non- controlling Interest $	Total $	Redeemable Non- controlling Interest $
Balance at December 31, 2016	86,150	887,075	22,893	(10,603)	3,189,928	4,089,293	249,102
Net loss	—	—	(163,276)	—	(365,796)	(529,072)	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	(18,610)	(18,610)	18,610
Other comprehensive income	—	—	—	3,973	1,374	5,347	—
Dividends declared:
Common stock ($0.220 per share)	—	—	(19,039)	—	—	(19,039)	(13,699)
Other dividends	—	—	—	—	(107,609)	(107,609)	—
Reinvested dividends	1	4	—	—	—	4	—
Employee stock compensation and other (note 13)	112	6,363	—	—	—	6,363	—
Equity offerings (note 13)	2,864	25,636	—	—	—	25,636	—
Dilution gains on equity issuances of subsidiaries (note 5)	—	—	23,530	—	—	23,530	—
Impact of deconsolidation of Teekay Offshore (note 4)	—	—	—	643	(882,473)	(881,830)	(255,802)
Changes to non-controlling interest from equity contributions and other	—	—	—	(8)	285,651	285,643	1,789
Balance at December 31, 2017	89,127	919,078	(135,892)	(5,995)	2,102,465	2,879,656	—
Net (loss) income	—	—	(79,237)	—	21,490	(57,747)	—
Other comprehensive income	—	—	—	3,623	(542)	3,081	—
Dividends declared:
Common stock ($0.220 per share)	—	—	(22,231)	—	—	(22,231)	—
Other dividends	—	—	—	—	(64,676)	(64,676)	—
Reinvested dividends	1	4	—	—	—	4	—
Employee stock compensation and other (note 13)	180	6,823	—	—	—	6,823	—
Equity offerings (note 13)	11,127	103,655	—	—	—	103,655	—
Equity component of convertible notes (note 9)	—	16,099	—	—	—	16,099	—
Change in accounting policy (note 1)	—	—	2,556	—	2,101	4,657	—
Changes to non-controlling interest from equity contributions and other	—	—	409	99	(2,801)	(2,293)	—
Balance at December 31, 2018	100,435	1,045,659	(234,395)	(2,273)	2,058,037	2,867,028	—
Net (loss) income	—	—	(310,577)	—	161,591	(148,986)	—
Other comprehensive loss	—	—	—	(19,860)	(38,747)	(58,607)	—
Dividends declared:
Common stock ($0.055 per share)	—	—	(5,385)	—	—	(5,385)	—
Other dividends	—	—	—	—	(63,343)	(63,343)	—
Reinvested dividends	1	2	—	—	—	2	—
Employee stock compensation and other (note 13)	348	6,623	—	—	—	6,623	—
Change in accounting policies (note 1)	—	—	606	(1,604)	(1,993)	(2,991)
Changes to non-controlling interest from equity contributions and other	—	—	3,067	—	(25,815)	(22,748)	—
Balance at December 31, 2019	100,784	1,052,284	(546,684)	(23,737)	2,089,730	2,571,593	—
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

1. Summary of Significant Accounting Policies
Basis of presentation
These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which Teekay is the primary beneficiary (collectively, the Company).

Certain of Teekay’s significant non-wholly-owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the following publicly traded subsidiaries (collectively, the Public Subsidiaries): Teekay LNG Partners L.P. (or Teekay LNG); Teekay Tankers Ltd. (or Teekay Tankers); and until September 25, 2017, Altera Infrastructure L.P. (or Altera), previously known as Teekay Offshore Partners L.P. As of December 31, 2019, Teekay owned a 33.9% interest in Teekay LNG (33.1% – December 31, 2018), including common units and its 2% general partner interest, and 28.7% of the capital stock of Teekay Tankers (28.8% – December 31, 2018), including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. While Teekay owns less than 50% of Teekay LNG and Teekay Tankers, Teekay maintains control of Teekay LNG by virtue of its 100% ownership interest in the general partner of Teekay LNG, which is a master limited partnership, and maintains control of Teekay Tankers through its ownership of a sufficient number of Class A common shares and Class B common shares, which provide increased voting rights, to maintain a majority voting interest in Teekay Tankers and thus consolidates these subsidiaries. Subsequent to September 25, 2017 and prior to May 8, 2019, Teekay owned a 13.8% interest in the common units of Altera and a 49% interest in the general partner of Altera, and accounted for its interest in Altera using the equity method. On May 8, 2019, Teekay sold to Brookfield Business Partners L.P. (or Brookfield) all of the Company's remaining interests in Altera, which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Altera (or the 2019 Brookfield Transaction).

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Significant intercompany balances and transactions have been eliminated upon consolidation.

On November 25, 2019, Teekay Tankers effected a one-for-eight reverse stock split of Teekay Tankers' Class A and Class B common shares, which reduced the number of issued and outstanding Class A and B common shares of Teekay Tankers as at December 31, 2019 from approximately 232.0 million and 37.0 million to approximately 29.0 million and 4.6 million, respectively. All current and historical information regarding Teekay Tankers' Class A and Class B common shares in these consolidated financial statements reflect the one-for-eight reverse stock split.
Non-Controlling Interests
Where Teekay’s ownership interest in a consolidated subsidiary is less than 100%, the non-controlling interests’ share of these non-wholly-owned subsidiaries is reported in the Company’s consolidated balance sheets as a separate component of equity. The non-controlling interests’ share of the net income of these non-wholly-owned subsidiaries is reported in the Company’s consolidated statements of loss as a deduction from the Company’s net loss to arrive at net loss attributable to shareholders of Teekay.

The basis for attributing net income or loss of each non-wholly-owned subsidiary to the controlling interest and the non-controlling interests, with the exception of Teekay LNG and Altera, until its deconsolidation on September 25, 2017, was based on the relative ownership interests of the non-controlling interests compared to the controlling interest, which is consistent with how dividends and distributions were paid or were payable for these non-wholly-owned subsidiaries.

Teekay LNG and Altera each have limited partners and one general partner. Teekay LNG's general partner is wholly-owned by Teekay, and until September 25, 2017, Altera's general partner was wholly-owned by Teekay. For both Teekay LNG and Altera, the limited partners hold common units and preferred units. For each quarterly period (with regards to Altera, until its deconsolidation on September 25, 2017), the method of attributing Teekay LNG’s and Altera’s net income (loss) of that period to the non-controlling interests of Teekay LNG and Altera began by attributing net income (loss) of Altera and Teekay LNG to the non-controlling interests which hold 100% of the preferred units of Altera, except for Series D Preferred Units, of which the non-controlling interests held 74% until redemption in September 2017, and 100% of the preferred units of Teekay LNG based on the amount of preferred unit distributions declared for the quarterly period.

The remaining net income (loss) to be attributed to the controlling interest and the non-controlling interests of Teekay LNG and Altera was then divided into two components. The first component consists of the cash distribution that Teekay LNG or Altera will declare and pay to limited and general partners for that quarterly period (or the Distributed Earnings). The second component consists of the difference between (a) the net income (loss) of Teekay LNG or Altera that is available to be allocated to the common unitholders and the general partner of such entity and (b) the amount of the first component cash distribution (or the Undistributed Earnings). The portion of the Distributed Earnings that is allocated to the non-controlling interests is the amount of the cash distribution that Teekay LNG or Altera will declare and pay to the non-controlling interests for that quarterly period. The portion of the Undistributed Earnings that is allocated to the non-controlling interests is based on the relative ownership percentages of the non-controlling interests of Teekay LNG and Altera compared to the controlling interest. The controlling interests include both limited partner common units and the general partner interests.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The total net income (loss) of Teekay’s consolidated partially-owned entities and the attribution of that net income (loss) to controlling and non-controlling interests is as follows:

	Net income (loss) attributable to non-controlling interests						Controlling Interest				Net income (loss) of consolidated partially-owned entities (1)
	Non-public partially-owned subsidiaries	Preferred unit-holders	Distri- buted Earnings	Undistri- buted Earnings		Total Non-Controlling Interest	Distri- buted Earnings	Undistri- buted Earnings		Total Controlling Interest (Teekay)
Teekay LNG	11,814	25,702	40,138	36,007		113,661	20,368	30,575		50,943	164,604
Teekay Tankers	—	—	—	47,887		47,887	—	(6,525)		(6,525)	41,362
Other entities and eliminations	—	—	—	—		43
For the Year Ended December 31, 2019	11,814	25,702	40,138	83,894		161,591
Teekay LNG	13,506	25,701	30,463	(10,807)		58,863	15,026	2,986		18,012	76,875
Teekay Tankers	—	—	—	(37,423)		(37,423)	—	(15,125)		(15,125)	(52,548)
Other entities and eliminations	—	—	—	—		50
For the Year Ended December 31, 2018	13,506	25,701	30,463	(48,230)		21,490
Teekay Offshore	8,262	36,339	16,312	(398,185)	(2)	(337,272)	5,981	334,033	(2)	340,014	2,742
Teekay LNG	(54)	13,979	30,474	(41,520)		2,879	15,027	(18,995)		(3,968)	(1,089)
Teekay Tankers	—	—	—	(28,893)		(28,893)	—	(30,434)		(30,434)	(59,327)
Other entities and eliminations	—	—	—	—		(2,510)
For the Year Ended December 31, 2017	8,208	50,318	46,786	(468,598)		(365,796)

(1)	Includes earnings attributable to common shares and preferred shares.

(2)
Subsequent to the formation of Altera, Teekay sold certain vessels to Altera. Even though Altera was a non-wholly-owned consolidated subsidiary of Teekay at the date of the sales, all of the gain or loss on sales of these vessels was fully eliminated upon consolidation. Consequently, the portion of the gain or loss attributable to Teekay’s reduced interest in the vessels was deferred. The total unrecognized net deferred gain relating to the vessels previously sold from Teekay to Altera was $349.6 million. Upon deconsolidation of Altera, such amount was recognized as an increase to net loss attributable to non-controlling interests for the year ended December 31, 2017.

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
Foreign currency
The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in foreign exchange (loss) gain in the accompanying consolidated statements of loss.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Revenues

The Company's floating production, storage and offloading (or FPSO) contracts, time charters and voyage charters include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. The Company has elected not to separate the non-lease component from the lease component for all such charters where the lease component is classified as an operating lease and certain other required criteria are met, and to account for the combined component as an operating lease in accordance with Accounting Standards Codification (or ASC) 842 Leases. Time-charter contracts accounted for as direct financing leases and sales type leases contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component.

FPSO contracts and time charters

Revenues from FPSO contracts and time charters accounted for as operating leases are recognized by the Company on a straight-line basis daily over the term of the contract. If collectability of the receipts from these contracts accounted for as operating leases is not probable, revenue that would have otherwise been recognized is limited to the amount collected from the charterer.

Upon commencement of an FPSO contract or time charter accounted for as a sales-type lease or direct financing lease, the carrying value of the vessel is derecognized and the net investment in the lease is recognized, based on the fair value of the vessel. For direct financing leases and sales-type leases, the lease element of time charter hire receipts is allocated to the lease receivable and revenues over the term of the lease using the effective interest rate method. The Company assesses the net investment in the lease for impairment, based on the cash flows that the lessor would expect to receive from the lease receivable and the unguaranteed residual asset during and following the end of the remaining charter term. The non-lease element of receipts is recognized by the Company on a straight-line basis daily over the term of the contract. Drydock cost reimbursements allocable to the non-lease element of a time-charter are recognized on a straight-line basis over the period between the previous scheduled dry dock and the next scheduled dry dock. In addition, if collectability of non-lease receipts of payments from a customer is not probable, any such receipts are recognized as a liability unless the receipts are non-refundable and either the contract has been terminated or the Company has no remaining performance obligations.

The Company does not recognize revenues during days that the vessel is off-hire. When the FPSO contract or time charter contains a profit-sharing agreement, drydock cost reimbursements for time charters accounted for as operating leases, or other variable consideration, including performance-based metrics such as production tariffs and other operational performance measures, the Company recognizes this revenue in the period in which the changes in facts and circumstances on which the variable charter hire payments are based occur. In addition, performance based revenue based on a multi-period performance-based metric that is allocable to non-lease services provided is estimated and to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved and recognize such estimate of revenue over the performance period. Where the charterer is responsible for the operation of the vessel, the Company offsets any vessel operating expenses it incurs against reimbursements from the charterer.

The Company's accounting policy for the reimbursement of drydocking expenditures was impacted by the adoption of ASU 2016-02 (see accounting pronouncements below).

Voyage charters

Revenues from voyage charters are recognized on a proportionate performance method. The Company uses a discharge-to-discharge basis in determining proportionate performance for all spot voyages that contain a lease and a load-to-discharge basis in determining proportionate performance for all spot voyages that do not contain a lease. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Revenues from the Company’s vessels performing voyage charters subject to revenue sharing agreements (or RSAs) follow the same revenue recognition policy as voyage charters not subject to RSAs. The difference between the net revenue earned by a vessel of the Company performing voyage charters subject to RSAs and its allocated share of the aggregate net contribution is reflected within voyage expenses. The consolidated balance sheets reflect in accrued revenue the accrued portion of revenues for those voyages that commence prior to the balance sheet date and complete after the balance sheet date, and reflect in deferred revenues or other long-term liabilities the deferred portion of revenues which will be earned in subsequent periods. Prior to the adoption of FASB’s Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09) on January 1, 2018, the Company accounted for the net allocation from the RSAs as revenue and amounts due from the RSAs were recognized in accounts receivable.

Voyage expenses incurred that are recoverable from the Company’s customers in connection with its voyage charter contracts are reflected in voyage charter revenues and voyage expenses. The Company recast prior periods to reflect this presentation. This had the impact of increasing voyage charter revenues and voyage expenses by $20.7 million for the year ended December 31, 2018.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Bareboat charters

Revenues from bareboat charters accounted for as operating leases are recognized by the Company on a straight-line basis daily over the term of the charter. If collectability of the bareboat hire receipts from bareboat charters accounted for as operating leases is not probable, revenue that would have otherwise been recognized is limited to the amount collected from the charterer.

Upon commencement of a bareboat charter accounted for as a sales-type lease, the carrying value of the vessel is derecognized and the net investment in the lease is recognized, based on the fair value of the vessel. For direct financing leases and sales-type leases, bareboat hire receipts are allocated to the lease receivable and voyage revenues over the term of the lease using the effective interest rate method. The Company assesses the net investment in the lease for impairment, based on the cash flows that the lessor would expect to receive from the lease receivable and the unguaranteed residual asset during and following the end of the remaining charter term.

Management fees and other
Revenues are also earned from the management of third-party vessels and LNG terminals. The Company recognizes fixed revenue on a straight-line basis over the duration of the management contract and variable revenue, such as monthly commissions, in the month they are earned. The Company presents the reimbursement of expenditures it incurs to provide the promised goods or services as revenue if it controls such goods or services before they are transferred to the customer and presents such reimbursement of expenditures as an offset against the expenditures if the Company does not control the goods or services them before they are transferred to the customer. Prior to the adoption of ASU 2014-09 on January 1, 2018, where the Company managed vessels owned by its equity-accounted investments and third parties, costs incurred by us for our seafarers and reimbursements thereof were presented on a net basis.
Operating expenses
Voyage expenses are all expenses unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. In addition, the difference between the net revenue earned by a vessel of the Company performing voyage charters subject to an RSA and its allocated share of the aggregate net contribution is reflected within voyage expenses. The Company, as shipowner, pays voyage expenses under voyage charters. The Company’s customers pay voyage expenses under time charters, except when the vessel is off-hire during the term of a time charter in which case the Company pays voyage expenses.

Vessel operating expenses include crewing, ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses.

Voyage expenses and vessel operating expenses are recognized when incurred, except when the Company incurs pre-operational costs related to the repositioning of a vessel that relates directly to a specific customer contract, that generates or enhances resources of the Company that will be used in satisfying performance obligations in the future, whereby such costs are expected to be recovered via the customer contract. In this case, such costs are deferred and amortized over the duration of the customer contract.
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
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There were no significant amounts recorded as allowance for doubtful accounts as at December 31, 2019 and 2018. The consolidated balance sheets reflect in accounts receivable, any amounts where the right to consideration is conditioned upon the passage of time, and, in prepaid expenses and other, any accrued revenue where the right to consideration is conditioned upon something other than the passage of time.
Vessels and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2019, 2018, and 2017, aggregated $0.3 million, $14.8 million and $36.3 million, respectively.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for tankers carrying crude oil and refined product, 30 years for liquefied petroleum gas (or LPG) carriers and 35 years for LNG carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years, 30 years, or 35 years, respectively. FPSO units are depreciated using an estimated useful life of 25 years commencing the date the unit is installed at the oil field and is in a condition that is ready to operate. Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2019, 2018, and 2017 aggregated $239.9 million, $244.0 million and $397.6 million, respectively. Depreciation includes depreciation of all owned vessels and amortization of vessels accounted for as finance leases.

The Company monitors the useful life of its FPSOs as market conditions evolve. During 2019, the Company considered factors related to the ongoing use of the FPSOs and has reassessed the remaining useful life of the Petrojarl Banff FPSO to be 11 months as at October 1, 2019, the commencement date for the change in estimate. This is based on CNR's advisement of their intention to decommission the Banff field and remove the Petrojarl Banff FPSO and the Apollo Spirit FSO from the field at the expected contract termination date. The effect of this change in estimate was an increase in depreciation expense and a decrease in net income by $1.7 million or a decrease of $0.02 per basic and diluted common unit for 2019. In early 2020, CNR provided formal notice to decommission the Banff field and remove the Petrojarl Banff FPSO and Apollo Spirit FSO from the field in 2020.

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

The following table summarizes the change in the Company’s of capitalized dry-docking costs from January 1, 2017 to December 31, 2019:

	Year Ended December 31,
	2019 $	2018 $	2017 $
Balance at the beginning of the year	96,384	89,372	135,700
Costs incurred for dry dockings	56,371	43,155	52,677
Dry-dock amortization	(39,283)	(33,684)	(49,686)
Write-down / sales of vessels	(2,901)	(2,459)	(49,319)
Balance at the end of the year	110,571	96,384	89,372

Vessels and equipment that are intended to be held and used in the Company's business are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value for the Company’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company and is based on second-hand sale and purchase data.

Vessels and equipment that are “held for sale” are measured at the lower of their carrying amount or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses and related liabilities attributable to vessels and equipment classified as held for sale continue to be recognized as incurred.

Other loan receivables

The Company’s advances to equity-accounted for investments and any other investments in loan receivables are recorded at cost. The Company analyzes its loans for collectability during each reporting period. A loan loss provision is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining if a loan loss provision is required include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available) any information provided by the debtor regarding its ability to repay the loan and the fair value of the underlying collateral. When a loan loss provision is recognized, the Company measures the amount of the loss provision based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting loss in the consolidated statements of loss. The carrying value of the loan will be adjusted each subsequent reporting period to reflect any changes in the present value of estimated future cash flows, which may result in increases or decreases to the loan loss provision.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Equity-accounted investments
The Company’s investments in certain joint ventures and other partially-owned entities in which the Company does not control the entity but has the ability to exercise significant influence over the operating and financial policies of the entity are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity-accounted for investments for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If an equity-accounted for investment experiences an other-than-temporary decline in value and if the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company's consolidated statements of loss.
Debt issuance costs
Debt issuance costs related to a recognized debt liability, including fees, commissions and legal expenses, are deferred and presented as a direct reduction from the carrying amount of that debt liability and amortized on an effective interest rate method over the term of the relevant loan. Debt issuance costs which are not attributable to a specific debt liability or where the debt issuance costs exceed the carrying value of the related debt liability (primarily undrawn revolving credit facilities) are deferred and presented as non-current assets in the Company's consolidated balance sheets. Amortization of debt issuance costs is included in interest expense in the Company's consolidated statements of loss.

Fees paid to substantially amend a non-revolving credit facility are associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized. Other costs incurred with third parties directly related to the extinguishment are deferred and presented as a direct reduction from the carrying amount of the replacement debt instrument and amortized using the effective interest rate method. In addition, any unamortized debt issuance costs associated with the old debt instrument are written off. If the amendment is considered not to be a substantial amendment, then the fees would be associated with the replacement or modified debt instrument and, along with any existing unamortized premium, discount and unamortized debt issuance costs, would be amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the effective interest method. Other related costs incurred with third parties directly related to the modification, other than the loan amendment fee, are expensed as incurred.

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
Derivative instruments
All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value each period end, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and whether the contract qualifies for hedge accounting. The Company does not apply hedge accounting to its derivative instruments, except for certain types of interest rate swaps designated as cash flow hedges (See Note 16).

When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness are recognized immediately in earnings. The Company does not apply hedge accounting if it is determined that the hedge is not effective or will no longer be effective, the derivative is sold or exercised, or the hedged item is sold, repaid or no longer probable of occurring.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive loss in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item (e.g. interest expense) in the Company's consolidated statements of loss. If a cash flow hedge is terminated or de-designated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the Company's consolidated statements of loss. If the hedged items are no longer probable of occurring, amounts recognized in total equity are immediately transferred to the corresponding earnings line item in the Company's consolidated statements of loss.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt, non-designated bunker fuel swap contracts and forward freight agreements, and non-designated foreign currency forward contracts are recorded in realized and unrealized loss on non-designated derivative instruments in the Company's consolidated statements of loss. Gains and losses from the Company’s non-designated cross currency swaps are recorded in foreign exchange (loss) gain in the Company's consolidated statements of loss.
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
Lease obligations and right-of-use assets
For its chartered-in vessels and office leases, as of the lease commencement date, the Company recognizes a liability for its lease obligation, initially measured at the present value of lease payments not yet paid, and an asset for its right to use the underlying asset, initially measured equal to the lease liability and adjusted for lease payments made at or before lease commencement, lease incentives, and any initial direct costs. The discount rate used to determine the present value of the lease payments is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment. The initial recognition of the lease obligation and right-of-use asset excludes short-term leases for the Company's chartered-in vessels and office leases. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. The initial recognition of this lease obligation and right-of-use asset excludes variable lease payments that are based on the usage or performance of the underlying asset and the portion of payments related to non-lease elements of vessel charters.

For those leases classified as operating leases, lease interest and right-of-use asset amortization in aggregate result in a straight-line expense profile that is presented in time charter hire expense for vessels and general and administrative expense for office leases, unless the right-of-use asset becomes impaired. For those leases classified as finance leases, the Company uses the effective interest rate method to subsequently account for the lease liability, whereby interest is recognized in interest expense in the Company's consolidated statements of loss. For those leases classified as finance leases, the right-of-use asset is amortized on a straight-line basis over the remaining life of the vessel, with such amortization included in depreciation and amortization in the Company's consolidated statements of loss. Variable lease payments that are based on the usage or performance of the underlying asset are recognized as an expense when incurred, unless achievement of a specified target triggers the lease payment, in which case an expense is recognized in the period achievement of the target is considered probable.

The Company recognizes the expense from short-term leases and any non-lease components of vessels time chartered from other owners, on a straight-line basis over the firm period of the charters. The expense is included in time charter hire expense for vessel charters and general and administrative expenses for office leases.

The right-of-use asset is assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the right-of-use asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the right-of-use asset is reduced to its estimated fair value. The estimated fair value for the Company's impaired right-of-use assets from in-chartered vessels is determined using a discounted cash flow approach to estimate the fair value. Subsequent to an impairment, a right-of-use asset related to an operating lease is amortized on a straight-line basis over its remaining life.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The Company has determined that all of its time-charter-in contracts contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on a market time-charter rate information from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The bareboat charter contracts contain only a lease component.

Vessels sold and leased back by the Company, where the Company has a fixed price repurchase obligation or other situations where the leaseback would be classified as a finance lease, are accounted for as a failed sale of the vessel. For such transactions, the Company does not derecognize the vessel sold and continues to depreciate the vessel as if it was the legal owner. Proceeds received from the sale of the vessel are recognized as an obligation related to finance lease and bareboat charter hire payments made by the Company to the lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.

In periods prior to the adoption of Accounting Standards Update 2016-02, Leases (or ASU 2016-02) (see note 2), the Company's accounting policy was to recognize the expense from vessels time-chartered from other owners, which was included in time-charter hire expense, on a straight-line basis over the firm period of the charters.
Asset retirement obligation
The Company has an asset retirement obligation (or ARO) relating to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. This obligation generally involves the costs associated with the restoration of the environment surrounding the facility and removal and disposal of all production equipment. The Company expects to begin incurring costs for this obligation at the end of the contract under which the FPSO unit currently operates, which, as of December 31, 2019, was estimated to be in mid-2020. The costs will be incurred over an approximate period of two years thereafter. The ARO will be covered in part by contractual payments to be received from FPSO contract counterparties. As at December 31, 2019, the ARO and associated receivable, which is recorded in goodwill, intangibles, and other non-current assets, were $30.9 million and $8.4 million, respectively (2018 – $27.8 million and $7.5 million, respectively).

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
Income taxes
The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the consolidated financial statement basis and the tax basis of the Company’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is determined that it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Company's consolidated statements of loss.

The Company believes that it and its subsidiaries are not subject to income taxation under the laws of the Republic of The Marshall Islands or Bermuda, and that distributions by its subsidiaries to the Company will not be subject to any income taxes under the laws of such countries. The Company qualifies for the Section 883 exemption under U.S. federal income tax purposes, with the exception of Teekay LNG.
Accumulated other comprehensive loss
The following table contains the changes in the balances of each component of accumulated other comprehensive income (loss) attributable to shareholders of Teekay for the periods presented.

	Qualifying Cash Flow Hedging Instruments $	Pension Adjustments $	Unrealized (Loss) Gain on Available for Sale Marketable Securities $	Foreign Exchange Gain (Loss) on Currency Translation $	Total $
Balance as of December 31, 2016	(41)	(12,160)	(416)	2,014	(10,603)
Other comprehensive income and other	1,450	1,463	416	1,279	4,608
Balance as of December 31, 2017	1,409	(10,697)	—	3,293	(5,995)
Other comprehensive (loss) income and other	(506)	7,521	—	(3,293)	3,722
Balance as of December 31, 2018	903	(3,176)	—	—	(2,273)
Other comprehensive (loss) income and other	(20,311)	(1,153)	—	—	(21,464)
Balance as of December 31, 2019	(19,408)	(4,329)	—	—	(23,737)
Employee pension plans
The Company has defined contribution pension plans covering the majority of its employees. Pension costs associated with the Company’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. With the exception of certain of the Company’s employees in Australia, the Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company matches all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2019, 2018, and 2017, the amount of cost recognized for the Company’s defined contribution pension plans was $8.1 million, $7.9 million and $11.8 million, respectively.

The Company also has defined benefit pension plans (or the Benefit Plans) covering certain of its employees in Australia. The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The overfunded or underfunded status of the defined benefit pension plans is recognized as assets or liabilities in the consolidated balance sheets. The Company recognizes as a component of other comprehensive loss, the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs. The Company's funded status was a deficit of $1.7 million at December 31, 2019 and a surplus of $0.7 million at December 31, 2018.
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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

•
Prior to January 1, 2018, the Company presented the net allocation for its vessels participating in RSAs in existence at that time as net pool revenues. Effective January 1, 2018, the Company has determined, for accounting purposes, that it is the principal in voyages its vessels perform that are subject to the RSAs. As such, the revenue from those voyages is presented in revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. This had the effect of increasing both revenues and voyage expenses for the year ended December 31, 2018 by $292.6 million. There was no cumulative impact to opening equity as at January 1, 2018.

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

•
In certain cases, the Company incurs pre-operational costs relating directly to a specific customer contract, that generate or enhance resources of the Company that will be used in satisfying performance obligations in the future, whereby such costs are expected to be recovered via the customer contract. Such costs are now deferred and amortized over the duration of the customer contract. The Company previously expensed such costs as incurred unless the costs were directly reimbursable by the contract or if they were related to the mobilization of offshore assets to an oil field. This change had the effect of increasing other non-current assets by $3.5 million, investments in and loans to equity-accounted joint ventures by $2.2 million and equity by $5.7 million as at December 31, 2018. This change did not have a material effect on the consolidated statements of loss for the year ended December 31, 2018. The cumulative increase to opening equity as at January 1, 2018 was $4.1 million.

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

In February 2016, the FASB issued ASU 2016-02, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases.

ASU 2016-02 became effective for the Company on January 1, 2019. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect and providing an optional practical expedient to lessors not to separate lease and non-lease components of a contract if certain criteria are met. The Company has elected to use this new optional transitional approach. In addition, the Company early adopted ASU 2019-01, which provides an exception for lessors who are not manufacturers or dealers to determine the fair value of leased property using the underlying asset's cost, instead of fair value. To determine the cumulative effect adjustment, the Company has not reassessed lease classification, initial direct costs for any existing leases, or whether any expired or existing contracts are or contain leases. The Company identified the following differences:

•
The adoption of ASU 2016-02 resulted in a change in the accounting method for the lease portion of the daily charter hire for the chartered-in vessels by the Company and the Company's equity-accounted joint ventures accounted for as operating leases with firm periods of greater than one year, as well as a small number of office leases. Under ASU 2016-02, the Company and the Company's equity-accounted joint ventures recognized an operating lease right-of-use asset and operating lease liability on the consolidated balance sheet for these charters and office leases based on the present value of future minimum lease payments, whereas previously no right-of-use asset or lease liability was recognized. This resulted in an increase in the Company's and its equity-accounted joint ventures' assets and liabilities. The pattern of expense recognition of chartered-in vessels remains substantially unchanged from the prior policy, unless the right-of-use asset becomes impaired. On January 1, 2019, a right-of-use asset of $170.0 million and a lease liability of $170.0 million were recognized for these chartered-in vessels. In addition, the existing carrying value of the Company's chartered-in vessels was reclassified from other non-current assets ($13.7 million) and from other long-term liabilities ($0.9 million) to a right-of-use asset as at January 1, 2019. The Company also recognized a right-of-use asset and liability for its office leases as at January 1, 2019, which is presented in other non-current assets and accrued liabilities and other, respectively. On December 31, 2019, the right-of-use asset and lease liability relating to the Company's chartered-in vessels were $148.6 million and $148.6 million, respectively, and the right-of-use asset and lease liability relating to office leases were $13.7 million and $13.9 million, respectively, and $0.2 million was reflected as a foreign exchange loss for the year ended December 31, 2019.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

•
The adoption of ASU 2016-02 resulted in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where a charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock. This change decreased investment in and loans to equity-accounted investments by $0.1 million and decreased total equity by $0.1 million as at December 31, 2019. The cumulative decrease to opening equity as at January 1, 2019 was $0.1 million.

•
The adoption of ASU 2016-02 resulted in direct financing and sales-type lease payments received being presented as an operating cash inflow instead of an investing cash inflow in the Company's consolidated statement of cash flows. Direct financing and sales-type lease payments received during the year ended December 31, 2019 was $17.1 million (December 31, 2018 – $10.9 million).

•
The adoption of ASU 2016-02 resulted in sale and leaseback transactions where the seller lessee has a fixed price repurchase option or other situations where the leaseback would be classified as a finance lease being accounted for as a failed sale of the vessel and a failed purchase of the vessel by the buyer lessor. Prior to the adoption of ASU 2016-02, such transactions were accounted for as a completed sale and a completed purchase. Consequently, for such transactions, the Company did not derecognize the vessel sold and continues to depreciate the vessel as if it was the legal owner. Proceeds received from the sale of the vessel were recognized as a financial liability and bareboat charter hire payments made by the Company to the lessor were allocated between interest expense and principal repayments on the financial liability. The adoption of ASU 2016-02 resulted in the sale and leaseback of the Yamal Spirit, the Torben Spirit, the Cascade Spirit and the Aspen Spirit during 2019 being accounted for as failed sales, and unlike the 22 vessels sold and leased back in similar transactions in prior years, the Company was not considered as holding a variable interest in the buyer lessor entity and thus, did not consolidate the buyer lessor entities (see Note 11).

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized. This update is effective for the Company on January 1, 2020, with a modified-retrospective approach. The Company expects that its net investments in direct financing leases, sales-type leases, loans to equity-accounted investments, guarantees of indebtedness of equity-accounted investments and receivables related to non-operating lease revenue arrangements will be in-scope to ASU 2016-13. Consequently, the Company expects that on January 1, 2020, it will decrease the carrying value of these instruments, some of which are held by the Company's equity-accounted investments, resulting in a corresponding reduction to total equity on the date of adoption. The Company is in the process of finalizing its credit loss methodology and calculations.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging – Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be recorded in other comprehensive (loss) income and reclassified to earnings in the same income statement line as the hedged item when the hedged item affects earnings. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 became effective for the Company on January 1, 2019. This change decreased accumulated other comprehensive loss by $1.6 million as at January 1, 2019, and correspondingly increased opening equity as at January 1, 2019 by $1.6 million.

In December 2019, the FASB issued Income Taxes (or ASU 2019-12) Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. The Company is currently evaluating the effect of adopting this new guidance.
2. Revenues
The Company’s primary source of revenue is chartering its vessels and offshore units to its customers. The Company utilizes four primary forms of contracts, consisting of time charter contracts, voyage charter contracts, bareboat charter contracts and contracts for FPSO units. The Company also generates revenue from the management and operation of vessels owned by third parties and by equity-accounted investments as well as providing corporate management services to such entities.

Time Charters
Pursuant to a time charter, the Company charters a vessel to a customer for a period of time, generally one year or more. The performance obligations within a time charter contract, which will include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Hire is typically invoiced monthly in advance for time charter contracts, based on a fixed daily hire amount. However, certain sources of variability exist. Those include penalties, such as those that relate to periods the vessels are off-hire and where minimum speed and performance metrics are not met. In addition, certain time charters contracts contain provisions that allow the Company to be compensated for increases in the Company’s costs during the term of the charter. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or interest rates or in the form of cost reimbursements for vessel operating expenditures or dry-docking expenditures. Finally, in a small number of charters, the Company may earn profit share consideration, which occurs when actual spot tanker rates earned by the vessel exceed certain thresholds for a period of time. The Company does not engage in any specific tactics to minimize vessel residual value risk.

Voyage Charters
Voyage charters are charters for a specific voyage that are usually priced on a current or "spot" market rate. The performance obligations within a voyage charter contract, which will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. The Company’s voyage charters will normally contain a lease; however, judgment is necessary to determine whether this is the case based upon the decision-making rights the charterer has under the contract. Consideration for such contracts is fixed or variable, depending on certain conditions. Delays caused by the charterer result in additional consideration. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than three months. As such, accrued revenue at the end of a period will be invoiced and paid in the subsequent period. The amount of accrued revenue at any point in time will depend on the percent completed of each voyage in progress as well as the freight rate agreed for those specific voyages. The amount of accrued revenue has increased significantly in 2019 as a result of changes to the RSAs in 2019 whereby the Company is now a counterparty to the voyage charters for all the vessels subject to an RSA. The Company does not engage in any specific tactics to minimize vessel residual value risk due to the short-term nature of the contracts.

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

Management Fees and Other
The Company also generates revenue from the management and operation of vessels owned by third parties and by equity-accounted investments as well as providing corporate management services to such entities. Such services may include the arrangement of third-party goods and services for the vessel’s owner. The performance obligations within these contracts will typically consist of crewing, technical management, insurance and potentially commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts will generally consist of a fixed monthly management fee, plus the reimbursement of crewing costs for vessels being managed. Management fees are typically invoiced monthly.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Revenue Table
The following tables contain the Company’s total revenue for the years ended December 31, 2019, 2018 and 2017, by contract type, by segment and by business line within segments. The tables do not include revenues of Altera for periods subsequent to the deconsolidation of Altera in September 2017 as a result of the 2017 Brookfield Transaction (see Note 4).

	Year Ended December 31, 2019
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	533,294	6,742	17,495	—	33,961	(11,562)	579,930
Voyage charters	36,351	—	881,603	—	—	—	917,954
Bareboat charters	18,387	—	—	—	—	—	18,387
FPSO contracts	—	—	—	210,816	—	—	210,816
Management fees and other	6,482	—	44,819	—	169,029	(2,026)	218,304
	594,514	6,742	943,917	210,816	202,990	(13,588)	1,945,391

	Year Ended December 31, 2018
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conven-tional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	420,262	17,405	59,976	—	33,737	(9,418)	521,962
Voyage charters	23,922	14,591	671,928	—	—	—	710,441
Bareboat charters	23,820	—	—	—	—	729	24,549
FPSO contracts	—	—	—	261,736	—	—	261,736
Management fees and other	10,435	327	44,589	—	156,186	(1,737)	209,800
	478,439	32,323	776,493	261,736	189,923	(10,426)	1,728,488

	Year Ended December 31, 2017 (1)
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conven-tional Tankers	Teekay Tankers Conven-tional Tankers	Teekay Parent Offshore Production	Teekay Parent Conven-tional Tankers	Teekay Parent Other	Altera	Eliminations and Other	Total

	$	$	$	$	$	$	$	$	$
Time charters	332,751	39,171	112,100	—	—	41,734	231,950	(57,385)	700,321
Voyage charters	2,285	6,709	125,774	—	—	—	34,576	—	169,344
Bareboat charters	40,058	—	—	—	—	—	68,453	(28,818)	79,693
FPSO contracts	—	—	—	209,394	—	—	332,108	—	541,502
Net pool revenues	—	—	139,936	—	5,065	—		—	145,001
Contracts of affreightment	—	—	—	—	—	—	129,624	—	129,624
Management fees and other	10,589	1,113	53,368	—	—	47,373	—	2,404	114,847
	385,683	46,993	431,178	209,394	5,065	89,107	796,711	(83,799)	1,880,332

(1)	The year ended December 31, 2017 does not include the impact of the January 1, 2018 adoption of ASU 2014-09.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The following table contains the Company's total revenue by those contracts or components of contracts accounted for as leases and by those contracts or components not accounted for as leases for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	1,554,883	1,322,259	1,580,029
Interest income on lease receivables	51,676	41,963	49,275
Variable lease payments – cost reimbursements (1)	50,024	39,233	64,920
Variable lease payments – other (2)	48,813	96,679	48,699
	1,705,396	1,500,134	1,742,923
Non-lease revenue
Non-lease revenue – related to sales-type or direct financing leases	21,691	18,554	22,562
Management fees and other income	218,304	209,800	114,847
	239,995	228,354	137,409
Total	1,945,391	1,728,488	1,880,332

(1)
Reimbursement for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer.

(2)
Compensation from time charter contracts based on spot market rates in excess of a base daily hire amount, production tariffs based on the volume of oil produced, the price of oil, and other monthly or annual operational performance measures.

Operating Leases
As at December 31, 2019, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to time charters, bareboat charters and FPSO contracts that were accounted for as operating leases were approximately $680.0 million (2020), $586.9 million (2021), $484.6 million (2022), $334.9 million (2023) and $259.3 million (2024).

As at December 31, 2018, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to time charters, bareboat charters and FPSO contracts that were accounted for as operating leases were approximately $630.8 million (2019), $524.6 million (2020), $457.5 million (2021), $382.0 million (2022) and $291.8 million (2023).

Minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2019 or after December 31, 2018, as applicable, revenue from unexercised option periods of contracts that existed on December 31, 2019 or on December 31, 2018, as applicable, revenue from vessels in the Company’s equity-accounted investments, or variable or contingent revenues accounted for under ASC 842 Leases. In addition, minimum scheduled future operating lease revenues presented in this paragraph have been reduced by estimated off-hire time for any periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

The net carrying amount of the vessels employed on time charter contracts, bareboat charter contracts and FPSO contracts that have been accounted for as operating leases at December 31, 2019, was $3.1 billion (2018 – $3.4 billion, 2017 – $3.1 billion). At December 31, 2019, the cost and accumulated depreciation of such vessels were $3.9 billion (2018 – $4.3 billion, 2017 – $4.1 billion) and $0.8 billion (2018 – $0.8 billion, 2017 – $1.0 billion), respectively.

Net Investment in Direct Financing Leases and Sales-Type Leases
Teekay LNG owns a 70% ownership interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), which is a party to operating leases whereby the Teekay Tangguh Joint Venture leases two LNG carriers (or the Tangguh LNG Carriers) to a third party, which in turn leases the vessels back to the joint venture. The time charters for the two Tangguh LNG carriers are accounted for as direct financing leases. The Tangguh LNG Carriers commenced their time charters with their charterers in 2009.

In 2013, Teekay LNG acquired two 155,900-cubic meter LNG carriers, the WilPride and WilForce, from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on five- and four-year fixed-rate bareboat charter contracts (plus a one-year extension option), respectively, with Awilco holding a fixed-price purchase obligation at the end of the charters. The bareboat charters with Awilco were accounted for as direct financing leases. However, in June 2017, Teekay LNG agreed to amend the charter contracts with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. The amendments had the effect of deferring charter hire of between $10,600 per day and $20,600 per day per vessel from July 1, 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts. As a result of the contract amendments, both of the charter contracts with Awilco were reclassified as operating leases upon the expiry of their respective original contract terms in November 2017 and August 2018.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

In September 2019, Awilco exercised its option to extend both charters from December 31, 2019 by up to 60 days with the ownership of both vessels transferring to Awilco at the end of this extension. In October 2019, Awilco obtained credit approval for a financing facility that would provide funds necessary for Awilco to satisfy its purchase obligation of the two LNG carriers. As a result, both vessels were derecognized from the consolidated balance sheets and sales-type lease receivables were recognized based on the remaining amounts owing to Teekay LNG, including the purchase obligations. Teekay LNG recognized a gain of $14.3 million upon derecognition of the vessels for the year ended December 31, 2019, which was included in write-down and loss on sale of vessels in the Company's consolidated statements of loss (see Note 19). Awilco purchased both vessels in January 2020 (see Note 24(a)).

In addition, the 21-year charter contract for the Bahrain Spirit floating storage unit (or FSU) commenced in September 2018 and is accounted for as a direct finance lease.

The following table lists the components of the net investments in direct financing leases and sales-type leases:

	December 31, 2019	December 31, 2018
	$	$
Total minimum lease payments to be received	1,115,968	897,130
Estimated unguaranteed residual value of leased properties	284,277	291,098
Initial direct costs and other	296	329
Less unearned revenue	(581,732)	(613,394)
Total	818,809	575,163
Less current portion	(273,986)	(12,635)
Long-term portion	544,823	562,528
As at December 31, 2019, estimated minimum lease payments to be received by Teekay LNG related to its direct financing and sales-type leases in each of the next five succeeding fiscal years were approximately $324.7 million (2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023), $64.3 million (2024) and an aggregate of $534.6 million thereafter. The leases are scheduled to end between 2020 and 2039.

As at December 31, 2018, estimated minimum lease payments to be received by Teekay LNG related to its direct financing leases in each of the next five years were approximately $63.9 million (2019), $64.3 million (2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023) and an aggregate of $576.5 million thereafter.

Contract Liabilities

The Company enters into certain customer contracts that result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at December 31, 2019 and December 31, 2018, there were contract liabilities of $32.4 million and $26.4 million, respectively. During the years ended December 31, 2019 and December 31, 2018, the Company recognized $26.4 million and $29.5 million, respectively, of revenue that was included in the contract liability balance at the beginning of the respective periods.
3. Segment Reporting
The Company allocates capital and assesses performance from the separate perspectives of its two publicly-traded subsidiaries Teekay LNG and Teekay Tankers (together, the Daughter Entities), Teekay and its remaining subsidiaries (or Teekay Parent), and, prior to the completion of the 2019 Brookfield Transaction (see Note 4), its equity-accounted investment in Altera, as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on the Daughter Entities, Teekay Parent and, prior to the completion of the 2019 Brookfield Transaction, its equity-accounted investment in Altera (the Legal Entity approach), and its segments are presented accordingly on this basis. The Company (which excludes Altera) has three primary lines of business: (1) offshore production (FPSO units), (2) LNG and LPG carriers, and (3) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Daughter Entity and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The following table includes the Company’s revenues and income (loss) from vessel operations by segment for the periods presented in these financial statements:

	Revenues (1)(2)			Income (loss) from Vessel Operations (3)
	Year Ended December 31,			Year Ended December 31,
	2019	2018	2017	2019	2018	2017
Teekay LNG
Liquefied Gas Carriers	594,514	478,439	385,683	300,520	169,918	188,676
Conventional Tankers	6,742	32,323	46,993	(1,267)	(21,319)	(40,027)
	601,256	510,762	432,676	299,253	148,599	148,649

Teekay Tankers
Conventional Tankers	943,917	776,493	431,178	123,883	7,204	1,416

Teekay Parent
Offshore Production	210,816	261,736	209,394	(208,167)	22,958	(256,758)
Conventional Tankers	—	—	5,065	—	—	(13,390)
Other	202,990	189,923	89,107	(10,927)	(14,442)	(20,277)
	413,806	451,659	303,566	(219,094)	8,516	(290,425)

Altera (4)	—	—	796,711	—	—	147,060

Eliminations and other	(13,588)	(10,426)	(83,799)	—	—	—
	1,945,391	1,728,488	1,880,332	204,042	164,319	6,700

(1)	The year ended December 31, 2017 does not include the impact of the January 1, 2018 adoption of ASU 2014-09.

(2)	The amounts in the table below represent revenue earned by each segment from other segments within the group. Such intersegment revenue for the years ended 2019, 2018 and 2017 are as follows:

	Year Ended December 31,
	2019	2018	2017
Teekay LNG – Liquefied Gas Carriers	11,562	9,418	36,358
Teekay Tankers – Conventional Tankers	1,979	1,689	—
Altera	—	—	34,232
	13,541	11,107	70,590

(3)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(4)	On September 25, 2017, the Company deconsolidated Altera (see Note 4). The figures above include those of Altera until the date of deconsolidation.

The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Company’s consolidated revenues during the periods presented. All of these customers are international oil companies.

	Year Ended December 31,
(U.S. dollars in millions)	2019	2018	2017
BP Plc (1) (2)	$227.6 or 12%	$195.0 or 11%	$183.0 or 10%
Royal Dutch Shell Plc (1) (3)	(4)	(4)	$259.4 or 14%

(1)	On September 25, 2017, the Company deconsolidated Altera (see Note 4). The figures above include those of Altera until the date of deconsolidation.

(2)
Altera Segment, Teekay LNG Segment — Liquefied Gas Carriers, Teekay Tankers Segment — Conventional Tankers, Teekay Parent Segment — Offshore Production, and Teekay Parent Segment — Conventional Tankers.

(3)	Altera Segment, Teekay LNG Segment – Liquefied Gas Carriers, Teekay Tankers Segment – Conventional Tankers, and Teekay Parent Segment – Conventional Tankers.

(4)	Less than 10%.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The following table includes other income statement items by segment for the periods presented in these financial statements.

	Depreciation and Amortization			Write-down and loss on sale of vessels			Equity Income (Loss)
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Teekay LNG
Liquefied Gas Carriers	(136,069)	(119,108)	(95,025)	14,349	(33,000)	—	58,819	53,546	9,789
Conventional Tankers	(696)	(5,270)	(10,520)	(785)	(20,863)	(50,600)	—	—	—
	(136,765)	(124,378)	(105,545)	13,564	(53,863)	(50,600)	58,819	53,546	9,789
Teekay Tankers
Conventional Tankers	(124,002)	(118,514)	(100,481)	(5,544)	170	(12,984)	2,345	1,220	(25,370)
Teekay Parent
Offshore Production	(29,710)	(33,271)	(60,560)	(178,330)	—	(205,659)	—	15,089	(7,861)
Conventional Tankers	—	—	—	—	—	—	—	(510)	(20,677)
Other	(195)	(144)	163	—	—	—	127	(1,384)	(2,792)
	(29,905)	(33,415)	(60,397)	(178,330)	—	(205,659)	127	13,195	(31,330)

Altera (1)	—	—	(219,406)	—	—	(1,500)	—	—	12,028

Altera (2)	—	—	—	—	—	—	(75,814)	(6,907)	(2,461)
	(290,672)	(276,307)	(485,829)	(170,310)	(53,693)	(270,743)	(14,523)	61,054	(37,344)

(1)	On September 25, 2017, the Company deconsolidated Altera (see Note 4). The figures above include those of Altera until the date of deconsolidation.

(2)
Commencing on September 25, 2017 and prior to its sale in May 2019, the Company accounted for its investment in Altera using the equity method, and recognized equity losses of $75.8 million and $6.9 million for the years ended December 31, 2019 and December 31, 2018, respectively, and an equity loss of $2.5 million for the post-deconsolidation period ended December 31, 2017. During the year ended December 31, 2019, the Company wrote-down the investment in Altera by $64.9 million and recognized a loss on sale of $8.9 million.

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2019 $	December 31, 2018 $
Teekay LNG – Liquefied Gas Carriers	5,249,465	5,188,088
Teekay LNG – Conventional Tankers	—	39,450
Teekay Tankers – Conventional Tankers	2,140,652	2,106,169
Teekay Parent – Offshore Production	161,096	311,550
Teekay Parent – Other	80,455	38,280
Altera	—	233,225
Cash and cash equivalents	353,241	424,169
Other assets not allocated	102,701	70,153
Eliminations	(14,746)	(19,414)
Consolidated total assets	8,072,864	8,391,670

The following table includes capital expenditures by segment for the periods presented in these financial statements.

	December 31, 2019 $	December 31, 2018 $
Teekay LNG – Liquefied Gas Carriers	96,357	687,841
Teekay LNG – Conventional Tankers	1,538	124
Teekay Tankers – Conventional Tankers	11,628	5,827
	109,523	693,792

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

4. Deconsolidation and Sale of Altera
On September 25, 2017, Teekay, Altera and Brookfield finalized a strategic partnership (or the 2017 Brookfield Transaction) which resulted in the deconsolidation of Altera as of that date. Although Teekay owned less than 50% of Altera, Teekay maintained control of Altera until September 25, 2017, by virtue of its 100% ownership interest in the general partner of Altera, which is a master limited partnership. In connection with Brookfield's acquisition of a 49% interest in Altera's general partner, Altera Infrastructure GP L.L.C. (or Altera GP), Teekay and Brookfield entered into an amended limited liability company agreement whereby Brookfield obtained certain participatory rights in the management of Altera GP, which resulted in Teekay deconsolidating Altera for accounting purposes on September 25, 2017.

Subsequent to the closing of the 2017 Brookfield Transaction, Teekay had significant influence over Altera and accounted for its investment in Altera using the equity method until May 2019. On May 8, 2019, Teekay sold to Brookfield, for proceeds of $100 million, all of the Company's remaining interests in Altera, which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Altera. Altera is no longer a related party of Teekay subsequent to the sale (see Note 14).

In July 2018, Brookfield exercised its option to acquire an additional 2% of ownership interests in Altera GP from Teekay in exchange for 1.0 million Altera common unit warrants. After exercising this option, Brookfield held a 51% interest in the general partner and Teekay owned a 49% interest in Altera GP. As a result of the 2019 Brookfield Transaction, Teekay had no interest in the common units of Altera as at December 31, 2019 (13.8% – December 31, 2018).

The following table shows the accounting impact from the deconsolidation of Altera on September 25, 2017. On such date, the Company recognized both the net cash proceeds it received from Brookfield and the fair value of its retained interests in Altera, including common units, warrants, and vessel charters with Altera, and derecognized the carrying value of both Altera’s net assets and the non-controlling interest in Altera, with the difference between the amounts recognized and derecognized being the loss on deconsolidation.

As of September 25, 2017
Net cash proceeds received by Teekay	139,693
Fair value of common units and general partner interest of Altera	150,132
Fair value of warrants (note 16)	36,596
Fair value of vessel charters with Altera (notes 6 and 7)	14,812
Carrying value of the non-controlling interest in Altera	1,138,275
Subtotal	1,479,508
Less:
Carrying value of Altera's net assets on deconsolidation	(1,584,296)
Loss on deconsolidation of Altera	(104,788)

The $150.1 million fair value of Teekay's retained investment in Altera, which consisted of approximately 14% in its outstanding common units and a 51% interest in Altera GP, was determined with reference to the market price of Altera's common units on September 25, 2017. The $14.8 million fair value of vessel charters was determined using an income approach and with reference to market rates, contract term, and a discount rate of 10%.
Subsequent to the formation of Altera, Teekay sold certain vessels to Altera. As Altera was a non-wholly-owned consolidated subsidiary of Teekay at the date of the sales, all of the gain or loss on sales of these vessels was fully eliminated upon consolidation. Consequently, the portion of the gain or loss attributable to Teekay’s reduced interest in the vessels was deferred. The total unrecognized net deferred gain relating to the vessels previously sold from Teekay to Altera was $349.6 million. Upon deconsolidation of Altera, such amount was recognized as an increase to net loss attributable to non-controlling interests for the year ended December 31, 2017.
Until December 31, 2017, Teekay and its wholly-owned subsidiaries directly and indirectly provided substantially all of Altera’s ship management, commercial, technical, strategic, business development and administrative service needs. On January 1, 2018, as part of the 2017 Brookfield Transaction, Altera acquired a 100% ownership interest in seven subsidiaries (or the Transferred Subsidiaries) of Teekay at carrying value. The Company recognized a loss of $7.1 million for the year ended December 31, 2018 related to the sale of the Transferred Subsidiaries and the resultant release of accumulated pension losses from accumulated other comprehensive income, which is recorded in loss on deconsolidation of Altera on the Company's consolidated statements of loss.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

5. Equity Financing Transactions of the Daughter Entities
On November 25, 2019, Teekay Tankers effected a one-for-eight reverse stock split of Teekay Tankers' Class A and Class B common shares, which reduced the number of issued and outstanding Class A and B common shares of Teekay Tankers as at December 31, 2019 from approximately 232.0 million and 37.0 million to approximately 29.0 million and 4.6 million, respectively.

In December 2018, Teekay LNG announced that its Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of Teekay LNG's common units. During the years ended December 31, 2019 and December 31, 2018, Teekay LNG repurchased 1.9 million and 0.3 million of its common units for a total cost of $25.2 million and $3.7 million, respectively, under its common unit repurchase program.

During the year ended December 31, 2017, the Company’s publicly-traded subsidiaries, Teekay Tankers and Teekay LNG, and prior to the 2017 Brookfield Transaction on September 25, 2017, Altera, completed the following public offerings and private placements of equity securities.

	Number of shares / units #	Total Proceeds Received $	Less: Teekay Corporation Portion $	Offering Expenses $	Net Proceeds Received $
2017
Teekay Tankers Continuous Offering Program (4)	475,000	8,826	—	(305)	8,521
Teekay Tankers Private Placement (4)	269,397	5,000	(5,000)	—	—
Teekay Tankers Direct Equity Placement (1)(4)	1,721,903	25,897	(25,897)	—	—
Altera Private Placements (2)	6,521,518	29,817	(17,160)	(212)	12,445
Teekay Tankers Direct Equity Placement (3)(4)	11,122,193	151,262	(14,025)	—	137,237
Teekay LNG Preferred B Units Offering	6,800,000	170,000	—	(5,589)	164,411

(1)	In May 2017, Teekay Tankers issued Class B common stock to the Company as consideration for its acquisition of the remaining 50% interest in TTOL.

(2)
During 2017, Altera issued common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the distributions on Altera's 8.60% Series C-1 Cumulative Convertible Perpetual Preferred Units (or the Series C-1 Preferred Units) and 10.50% Series D Cumulative Convertible Perpetual Preferred Units (or the Series D Preferred Units) and on Altera's common units and general partner interest held by subsidiaries of Teekay.

In June 2016, Altera agreed with Teekay that, until the Altera's NOK bonds maturing in 2018 had been repaid, all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) to be paid by Altera to Teekay or its affiliates, including Altera's general partner, would instead be paid in common units or from the proceeds of the sale of common units. During 2017, Altera issued Teekay 2.4 million common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the distributions on Altera's Series D Preferred Units, common units and general partner interest held by subsidiaries of Teekay. During 2017, Altera issued common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the interest due on Altera's $200 million loan due to Teekay. Altera issued Teekay 1.7 million common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the loan interest.

(3)
In November 2017, Teekay Tankers issued Class A common shares to the shareholders of TIL as consideration for the Teekay Tankers' acquisition of the remaining 88.7% interest (including Teekay Parent's 8.2% interest) in TIL. The shares had an approximate value of $151.3 million, or $1.70 per share, when the purchase price was agreed between the parties.

(4)	Number of shares for historical equity financing transactions have been adjusted for Teekay Tankers' one-for-eight reverse stock split completed in November 2019.

As a result of the public offerings and equity placements of Teekay Tankers and Teekay LNG, and Altera prior to the 2017 Brookfield Transaction on September 25, 2017, the Company recorded an increase to retained earnings of $23.5 million in 2017. This amount represents Teekay’s dilution gains from the issuance of units and shares by these consolidated subsidiaries.

6. Goodwill and Intangible Assets
In January 2020,Teekay Tankers reached an agreement to sell the non-US portion of its ship-to-ship support services business and its LNG terminal management business for $26 million, subject to adjustment for the final amounts of cash and other working capital present on the closing date. The sale is expected to close in the second quarter of 2020. All related assets to these businesses, including associated goodwill of $5.6 million and intangible assets of $6.9 million are classified as held-for-sale as at December 31, 2019 (see Note 24).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Goodwill
The carrying amount of goodwill for the years ended December 31, 2019 and 2018, for the Company’s reportable segments are as follows:

	Teekay LNG – Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Balance as of December 31, 2018	35,631	8,059	43,690
Decrease due to reclass of goodwill held for sale	—	(5,632)	(5,632)
Balance as of December 31, 2019	35,631	2,427	38,058
Intangible Assets
As at December 31, 2019, the Company’s intangible assets consisted of:

	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Customer contracts	192,938	(149,558)	43,380
Customer relationships	3,208	(663)	2,545
	196,146	(150,221)	45,925

As at December 31, 2018, the Company’s intangible assets consisted of:

	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Customer contracts	193,194	(140,756)	52,438
Customer relationships	22,500	(10,875)	11,625
Off-market in-charter contracts (1)	17,900	(4,190)	13,710
	233,594	(155,821)	77,773

(1)
Represents the off-market in-charter contracts between the Company and Altera for two FSO units. On January 1, 2019, upon the adoption of ASU 2016-02, the existing carrying value of the Company's chartered-in vessels was reclassified from other intangible assets to a right-of-use asset.

Aggregate amortization expense of intangible assets for the year ended December 31, 2019, was $11.3 million (2018 – $15.2 million, 2017 – $14.0 million), including $11.3 million presented in depreciation and amortization (2018 – $12.0 million, 2017 – $13.1 million), and $nil presented in time-charter hire expenses (2018 – $3.2 million, 2017 – $0.9 million) as a result of the adoption of ASU 2016-02 on January 1, 2019 (see Note 1). Amortization of intangible assets following 2019 is expected to be $9.4 million (2020), $9.4 million (2021), $8.8 million (2022), $6.6 million (2023), $4.9 million (2024) and $6.9 million (thereafter).

In 2015, Teekay Tankers acquired a ship-to-ship transfer business (previously referred to as SPT and now known as Teekay Marine Solutions or TMS) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE and recognized goodwill and intangible assets relating to customer relationships at the time of acquisition.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

7. Accrued Liabilities and Other and Other Long-Term Liabilities
Accrued Liabilities and Other

	December 31, 2019 $	December 31, 2018 $
Accrued liabilities
Voyage, vessel and corporate expenses	121,937	98,135
Interest	29,371	47,731
Payroll and related liabilities	33,494	34,849
Distributions payable and other	6,487	6,426
Deferred revenues and gains – current (note 2)	36,242	30,108
In-process revenue contracts – current	5,933	5,930
Current portion of derivative liabilities (note 16)	39,263	12,205
Office lease liability – current (note 1)	3,627	—
	276,354	235,384
Other Long-Term Liabilities

	December 31, 2019 $	December 31, 2018 $
Deferred revenues and gains (note 2)	28,612	31,324
Guarantee liabilities	10,113	9,434
Asset retirement obligation	31,068	27,759
Pension liabilities	7,238	4,847
In-process revenue contracts	11,866	17,800
Derivative liabilities (note 16)	51,914	56,352
Unrecognized tax benefits (note 22)	62,958	40,556
Office lease liability – long-term (note 1)	10,254	—
Other	2,325	1,325
	216,348	189,397
In-Process Revenue Contracts
As part of the Company’s previous acquisition of FPSO units from Petrojarl ASA (subsequently renamed Teekay Petrojarl AS, or Teekay Petrojarl), the Company assumed a certain FPSO contract with terms that were less favorable than the then prevailing market terms. At the time of the acquisition, the Company recognized a liability based on the estimated fair value of this contract and service obligation. The Company is amortizing the remaining liability over the estimated remaining term of its associated contract on a weighted basis, based on the projected revenue to be earned under the contract.

Amortization of in-process revenue contracts for the year ended December 31, 2019 was $5.9 million (2018 – $14.5 million, 2017 – $27.2 million), which is included in revenues on the consolidated statements of loss. Amortization of in-process revenue contracts following 2019 is expected to be $5.9 million (2020), $5.9 million (2021) and $5.9 million (2022).
8. Short-Term Debt
In November 2018, Teekay Tankers Chartering Pte. Ltd. (or TTCL), a wholly-owned subsidiary of Teekay Tankers, entered into a working capital loan facility agreement (or the Working Capital Loan), which initially provided available aggregate borrowings of up to $40.0 million for TTCL, and which was subsequently increased to $80.0 million, effective December 2019. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to the RSAs. The Working Capital Loan had an initial maturity date in August 2019 but is continually extended for further periods of six months thereafter until the lender gives notice in writing that no further extensions shall occur. Interest payments are based on LIBOR plus a margin of 3.5%. The Working Capital Loan is collateralized by the assets of TTCL.

The Working Capital Loan requires Teekay Tankers to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at December 31, 2019, $50.0 million (December 31, 2018 – nil) was owing under this facility, and the interest rate on the facility was 5.0% (December 31, 2018 – nil). As of the date these consolidated financial statements were issued, Teekay Tankers was in compliance with all covenants in respect of this facility.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

9. Long-Term Debt

	December 31, 2019 $	December 31, 2018 $
Revolving Credit Facilities	603,132	642,997
Senior Notes (8.5%) due January 15, 2020	36,712	508,577
Senior Notes (9.25%) due November 15, 2022	250,000	—
Convertible Senior Notes (5%) due January 15, 2023	125,000	125,000
Norwegian Krone-denominated Bonds due through August 2023	347,163	352,973
U.S. Dollar-denominated Term Loans due through 2030	1,336,437	1,536,499
Euro-denominated Term Loans due through 2024	165,376	193,781
Other U.S. Dollar-denominated loan	3,300	3,300
Total principal	2,867,120	3,363,127
Less unamortized discount and debt issuance costs	(39,968)	(43,604)
Total debt	2,827,152	3,319,523
Less current portion	(523,312)	(242,137)
Long-term portion	2,303,840	3,077,386

As of December 31, 2019, the Company had five revolving credit facilities (or the Revolvers) available, one of which is scheduled to mature in November 2020. The five credit facilities, as at such date, provided for aggregate borrowings of up to $890.7 million, of which $287.6 million was undrawn. Interest payments are based on LIBOR plus margins. The margins ranged between 1.40% and 3.95% as at December 31, 2019 and December 31, 2018. The aggregate amount available under the Revolvers was scheduled to decrease by $401.6 million (2020), $321.4 million (2021) and $167.8 million (2022) (see Note 24(c)(f) for refinancings completed subsequent to December 31, 2019). The Revolvers are collateralized by first-priority mortgages granted on 35 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all but one of the Revolvers' outstanding amounts. Included in other related security are 25.2 million common units in Teekay LNG and 5.0 million Class A common shares in Teekay Tankers to secure a $150 million credit facility.

The Company’s 8.5% senior unsecured notes are due January 15, 2020 with an original aggregate principal amount of $450 million (or the Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.2% of par. During 2014, the Company repurchased $57.3 million of the Original Notes. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Additional Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Additional Notes were an additional issuance of the Company’s Original Notes (collectively referred to as the 2020 Notes). The Additional Notes were issued under the same indenture governing the Original Notes and are fungible with the Original Notes. The discount on the 2020 Notes is accreted through the maturity date of the notes using the effective interest rate of 8.67% per year. During 2018, the Company repurchased $84.1 million in aggregate principal amount of the 2020 Notes. During the first quarter of 2019, the Company repurchased an additional $10.9 million in aggregate principal amount of the 2020 Notes.

In May 2019, the Company completed a cash tender offer and purchased $460.9 million in aggregate principal amount of the 2020 Notes and issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). The Company recognized a loss of $10.6 million on the purchase of the 2020 Notes for the year ended December 31, 2019 which is included in other loss in the consolidated statements of loss. The 2022 Notes are guaranteed on a senior secured basis by certain of our subsidiaries and are secured by first-priority liens on two of Teekay's FPSO units, a pledge of the equity interests in Teekay's subsidiary that owns all of Teekay's common units of Teekay LNG Partners L.P. and all of Teekay’s Class A common shares of Teekay Tankers Ltd. and a pledge of the equity interests in Teekay's subsidiaries that own Teekay Parent's three FPSO units.

In January 2020, the Company repaid all remaining 2020 Notes at maturity.

The 2020 Notes rank equally in right of payment with all of Teekay's existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 2020 Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 2020 Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 2020 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2020 Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.

The Company may redeem the 2022 Notes in whole or in part at any time prior to November 15, 2020 at a redemption price equal to 100% of the principal amount of the 2022 Notes to be redeemed, plus the greater of (i) 1.0% of the principal amount of such 2022 Notes and (ii) the excess, if any, of the sum of the present values of the remaining scheduled payments of principal and interest on the 2022 Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points over the principal amount of such 2022 Notes, plus accrued and unpaid interest to, but excluding, the redemption date.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The Company may redeem the 2022 Notes in whole or in part at a redemption price equal to a percentage of the principal amount of the 2022 Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date, as follows: 104.625% at any time on or after November 15, 2020, but prior to November 15, 2021; 102.313% at any time on or after November 15, 2021, but prior to August 15, 2022; and 100% at any time on or after August 15, 2022.

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 15, 2023 (the Convertible Notes). The Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20% to the concurrent common stock offering price of $9.75 per share. On issuance of the Convertible Notes, $104.6 million of the net proceeds was reflected in long-term debt, including unamortized discount, and is being accreted to $125.0 million over its five-year term through interest expense. The remaining amount of the net proceeds of $16.1 million was allocated to the conversion feature and reflected in additional paid-in capital.

Teekay LNG has a total of Norwegian Krone (or NOK) 3.1 billion in senior unsecured bonds issued in the Norwegian bond market at December 31, 2019 that mature through August 2023. As at December 31, 2019, the total carrying amount of the senior unsecured bonds was $347.2 million (December 31, 2018 – $353.0 million). The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 3.70% to 6.00%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.89%, and the transfer of the principal amount fixed at $382.5 million upon maturity in exchange for NOK 3.1 billion (see Note 16).

As of December 31, 2019, the Company had 10 U.S. Dollar-denominated term loans outstanding, which totaled $1.3 billion in aggregate principal amount (December 31, 2018 – $1.5 billion). Interest payments on the term loans are based on LIBOR plus a margin, of which two of the term loans have additional tranches with a weighted average fixed rate of 4.48%. At December 31, 2019, the margins ranged between 0.30% and 3.25% and at December 31, 2018, the margins ranged between 0.30% and 3.50%. Term loans require payments in quarterly or semi-annual installments commencing three or six months after delivery of each newbuilding vessel financed thereby, and eight of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 24 (December 31, 2018 – 24) of the Company’s vessels, together with certain other security.

Teekay LNG has two Euro-denominated term loans outstanding, which, as at December 31, 2019, totaled 147.5 million Euros ($165.4 million) (December 31, 2018 – 169.0 million Euros ($193.8 million)). Teekay LNG is servicing the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At December 31, 2019 and December 31, 2018, the margins ranged between 0.60% and 1.95%. The Euro-denominated term loans reduce in monthly and semi-annual payments with varying maturities through 2024, are collateralized by first-priority mortgages on two of Teekay LNG’s vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized a foreign exchange loss during 2019 of $13.6 million (2018 – gain of $6.1 million, 2017 – loss of $26.5 million).

The weighted-average interest rate on the Company’s aggregate long-term debt as at December 31, 2019 was 4.6% (December 31, 2018 – 5.1%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 16).

Teekay has guaranteed obligations pursuant to certain credit facilities of Teekay Tankers. As at December 31, 2019, the aggregate outstanding balance on such credit facilities was $145.0 million.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to December 31, 2019, after giving effect to Teekay LNG's revolving credit facility refinancing completed in March 2020 (see Note 24 (c)) and including the impact of Teekay Tankers' debt refinancing completed in January 2020 (see Note 24(f)), are $0.5 billion (2020), $0.6 billion (2021), $0.6 billion (2022), $0.4 billion (2023), $0.3 billion (2024) and $0.4 billion (thereafter).

The Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at December 31, 2019, these ratios ranged from 138% to 281% compared to their minimum required ratios of 115% to 135%. The vessel values used in these ratios are the appraised values provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier and conventional tanker markets could negatively affect the Company’s compliance with these ratios.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Two of Teekay Tankers’ term loans, which are scheduled to mature in 2021, are guaranteed by Teekay. One of the term loans contains covenants that require Teekay Parent to maintain the greater of (a) free cash (cash and cash equivalents) and undrawn committed revolving credit lines with at least six months to maturity of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt (excluding the debt Teekay LNG and its subsidiaries and Teekay Tankers and its subsidiaries which is non-recourse to Teekay). This term loan has been repaid and settled in the first quarter of 2020. The other term loan requires Teekay Parent and Teekay Tankers collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt (excluding the debt of Teekay LNG and its subsidiaries). In addition, certain loan agreements require Teekay Tankers to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt.
Certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth, and minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million, and not to exceed a maximum level of financial leverage.

As at the date this Annual Report on Form 20-F was filed, the Company was in compliance with all covenants under its credit facilities and other long-term debt.
10. Operating Leases
The Company charters-in vessels from other vessel owners on time-charter-in and bareboat charter contracts, whereby the vessel owner provides use of the vessel to the Company, and, in the case of time-charter-in contracts, also operates the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate for time-charters during periods the vessel is not able to operate.

With respect to time-charter-in and bareboat charter contracts with an original term of more than one year, for the year ended December 31, 2019, the Company incurred $99.0 million of time-charter and bareboat hire expense related to these time-charter and bareboat charter contracts, of which $68.2 million was allocable to the lease component, and $30.8 million was allocable to the non-lease component. The amounts allocable to the lease component approximate the cash paid for the amounts included in lease liabilities and are reflected as a reduction in operating cash flows for the year ended December 31, 2019. Three of Teekay Tankers' time-charter-in contracts each have an option to extend the charter for an additional one-year term. Since it is not reasonably certain that Teekay Tankers will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at December 31, 2019, the weighted-average remaining lease term and weighted-average discount rate for these time-charter-in and bareboat charter contracts were 2.6 years and 6.1%, respectively.

For the year ended December 31, 2019, the Company incurred $18.0 million of time-charter hire expense related to time-charter-in contracts classified as short-term leases.

During the year ended December 31, 2019, Teekay Tankers chartered in two LR2 vessels and one Aframax vessel for periods of 24 months each, Teekay LNG extended the charter-in contract for one LNG carrier for a period of 21 months, and Teekay Parent extended the charter-in contract for one FSO unit for a period of 12 months, which resulted in the Company recognizing right-of-use assets and lease liabilities totaling $47.7 million and $47.7 million, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

A maturity analysis of the Company’s operating lease liabilities from time-charter-in and bareboat charter contracts (excluding short-term leases) at December 31, 2019 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
	$	$	$
Payments
2020	69,617	37,089	106,706
2021	54,195	26,948	81,143
2022	22,978	8,189	31,167
2023	9,227	—	9,227
2024	5,713	—	5,713
Thereafter	—	—	—
Total payments	161,730	72,226	233,956
Less: imputed interest	(13,128)
Carrying value of operating lease liabilities	148,602
Less current portion	(61,431)
Carrying value of long-term operating lease liabilities	87,171

As at December 31, 2019, minimum commitments to be incurred by the Company under short-term time-charter-in contracts were approximately $4.3 million (2020).
As at December 31, 2018, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $116.3 million (2019), $90.4 million (2020), $53.4 million (2021), $9.1 million (2022), $9.1 million (2023) and $5.6 million thereafter.

11. Obligations Related to Finance Leases

	December 31, 2019 $	December 31, 2018 $
Teekay LNG
LNG Carriers	1,410,904	1,274,569
Suezmax Tanker	—	23,987
Teekay Tankers
Suezmax Tankers	216,546	191,267
Aframax Tankers	173,284	157,899
LR2 Product Tanker	24,958	26,123
Total obligations related to finance leases	1,825,692	1,673,845
Less current portion	(95,339)	(102,115)
Long-term obligations related to finance leases	1,730,353	1,571,730

Teekay LNG

As at December 31, 2019, Teekay LNG was a party to finance leases on nine LNG carriers (December 31, 2018 – eight LNG carriers). Upon delivery of these nine LNG carriers between February 2016 and January 2019, Teekay LNG sold these vessels to third parties (or Lessors) and leased them back under 7.5- to 15-year bareboat charter contracts ending in 2026 through to 2034. At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.1%. The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets and have purchase obligations at the end of the lease terms.

Teekay LNG consolidates seven of the nine Lessors for financial reporting purposes as VIEs. Teekay LNG understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay LNG operates the vessels during the lease term and as a result, is considered to be, under GAAP, the Lessors' primary beneficiary. The sale and leaseback of two of Teekay LNG's vessels are accounted for as failed sales. Teekay LNG is not considered as holding a variable interest in these buyer Lessor entities and thus, does not consolidate these entities.

The liabilities of the seven Lessors considered as VIEs are loans and are non-recourse to Teekay LNG. The amounts funded to the seven Lessors in order to purchase the vessels materially match the funding to be paid by Teekay LNG's subsidiaries under the sale-

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

leaseback transactions. As a result, the amounts due by Teekay LNG's subsidiaries to the seven Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

During January 2019, Teekay LNG sold the Yamal Spirit and leased it back for a period of 15 years, with an option granted to Teekay LNG to extend the lease term by an additional five years. Teekay LNG is required to purchase the vessel at the end of the lease term. During September 2019, Teekay LNG refinanced the Torben Spirit by acquiring the Torben Spirit from its original Lessor and then selling the vessel to another Lessor and leasing it back for a period of 7.5 years. Teekay LNG is required to purchase the vessel at the end of the lease term. As a result of this refinancing transaction, Teekay LNG recognized a loss of $1.4 million for the year ended December 31, 2019 on the extinguishment of the original finance lease which was included in other loss in the consolidated statements of loss.

The obligations of Teekay LNG under the bareboat charter contracts for the nine LNG carriers are guaranteed by Teekay LNG. In addition, the guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at December 31, 2019, Teekay LNG was in compliance with all covenants in respect of the obligations related to its finance leases.

As at December 31, 2019, the remaining commitments related to the finance leases of these nine LNG carriers (December 31, 2018 – eight LNG carriers), including the amounts to be paid for the related purchase obligations, approximated $1.9 billion (December 31, 2018 – $1.7 billion), including imputed interest of $470.9 million (December 31, 2018 – $435.3 million), repayable from 2020 through 2034, as indicated below:

Commitments
December 31, 2019
Year	$
2020	140,386
2021	138,601
2022	136,959
2023	135,459
2024	132,011
Thereafter	1,198,366
As at December 31, 2018, Teekay LNG was a party, as lessee, to a finance lease on one Suezmax tanker, the Toledo Spirit. As at December 31, 2018, the remaining commitments related to the finance lease for the tanker, including the related purchase obligation, approximated $24.2 million, including imputed interest of $0.2 million, repayable in 2019. In January 2019, the charterer, who is also the owner, sold the Toledo Spirit to a third party, which resulted in Teekay LNG returning the vessel to its owner and the concurrent extinguishment of the obligation related to finance lease.

Teekay Tankers

In May 2019, Teekay Tankers completed a $63.7 million sale-leaseback financing transaction with a financial institution relating to two of Teekay Tankers' Suezmax tankers, the Aspen Spirit and Cascade Spirit.

In November 2018, Teekay Tankers completed an $84.7 million sale-leaseback financing transaction with a financial institution relating to four of Teekay Tankers' vessels, consisting of two Aframax tankers, one Suezmax tanker and one Long Range 2 (or LR2) product tanker, the Explorer Spirit, Navigator Spirit, Pinnacle Spirit and Trysil Spirit.

In September 2018, Teekay Tankers completed a $156.6 million sale-leaseback financing transaction with a financial institution relating to six of its Aframax tankers, the Blackcomb Spirit, Emerald Spirit, Garibaldi Spirit, Peak Spirit, Tarbet Spirit and Whistler Spirit.

In July 2017, Teekay Tankers completed a $153.0 million sale-leaseback financing transaction with a financial institution relating to four of its Suezmax tankers, the Athens Spirit, the Beijing Spirit, the Moscow Spirit and the Sydney Spirit.

Under these arrangements, Teekay Tankers transferred the vessels to subsidiaries of the financial institutions (or collectively, the Lessors), and leased the vessels back from the Lessors on bareboat charters ranging from 9 to 12-year terms. Teekay Tankers has the option to purchase each of the 16 tankers at various times starting between July 2020 and November 2021 until the end of their respective lease terms. Teekay Tankers is also obligated to purchase six of the Aframax vessels and two of the Suezmax vessels upon maturity of their respective bareboat charters.

Teekay Tankers consolidates 14 of the 16 Lessors for financial reporting purposes as VIEs. Teekay Tankers understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay Tankers operates the vessels during the lease terms, and as a result, is considered to be the Lessor's primary beneficiary.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The liabilities of the 14 Lessors are loans that are non-recourse to Teekay Tankers. The amounts funded to the 14 Lessors in order to purchase the vessels materially match the funding to be paid by Teekay Tankers' subsidiaries under these lease-back transactions. As a result, the amounts due by Teekay Tankers' subsidiaries to the 14 Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

Subsequent to the adoption of ASU 2016-02 on January 1, 2019, sale and leaseback transactions where the lessee has a purchase obligation are treated as a failed sale. Consequently, Teekay Tankers has not derecognized the Aspen Spirit and Cascade Spirit and continues to depreciate the assets as if it was the legal owner. Proceeds received from the sale are set up as an obligation related to finance lease and bareboat charter hire payments made by Teekay Tankers to the Lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.

The bareboat charters related to each of these 16 vessels require that Teekay Tankers maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to finance leases (excluding applicable security deposits reflected in restricted cash – non-current on the Company's consolidated balance sheets).

Four of the bareboat charters require Teekay Tankers to maintain, for each vessel, a hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. As at December 31, 2019, this ratio was approximately 122% (December 31, 2018 – 101%).
Six of the bareboat charters require Teekay Tankers to maintain, for each vessel, a hull coverage ratio of 78% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at December 31, 2019, this ratio was approximately 115% (December 31, 2018 – 91%).
Four of the bareboat charters also require Teekay Tankers to maintain, for each vessel, a hull overage ratio of 100% of the total outstanding principal balance. As at December 31, 2019, this ratio was approximately 158% (December 31, 2018 – 122%).
The remaining two bareboat charters also require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at December 31, 2019, this ratio was approximately 109% (December 31, 2018 – nil).
Such requirements are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As of the date these consolidated financial statements were issued, Teekay Tankers was in compliance with all covenants in respect of the obligations related to finance leases.

The weighted average interest rate on Teekay Tankers’ obligations related to finance leases as at December 31, 2019 was 7.6% (December 31, 2018 – 7.5%).

As at December 31, 2019, the total remaining commitments under the 16 finance leases of Teekay Tankers' Suezmax, Aframax and LR2 product tankers, including the amounts to be paid for the related purchase obligations, approximated $601.7 million (December 31, 2018 – $557.1 million), including imputed interest of $186.9 million (December 31, 2018 – $181.8 million), repayable from 2020 through 2030, as indicated below:

Commitments
December 31, 2019
Year	$
2020	56,364
2021	56,202
2022	56,193
2023	56,184
2024	56,328
Thereafter	320,388
12. Fair Value Measurements and Financial Instruments
a) Fair Value Measurements

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Vessels and equipment and assets held for sale – The estimated fair value of the Company’s vessels and equipment and assets held for sale was determined based on discounted cash flows, appraised values and contractual sales prices. In cases where an active second-hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second-hand sale and purchase market exists, an appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company. Other assets held for sale include working capital balances and the fair value of such amounts generally approximate their carrying value.

Loans to equity-accounted investments and joint venture partners – The fair value of the Company’s loans to joint ventures and joint venture partners approximates their carrying amounts reported in the accompanying consolidated balance sheets.

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

Long-term obligation related to finance leases – The fair value of the Company's long-term obligation related to finance leases is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

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

		December 31, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash	Level 1	454,867	454,867	505,639	505,639
Derivative instruments (note 16)
Interest rate swap agreements – assets (1)	Level 2	3,099	3,099	9,640	9,640
Interest rate swap agreements – liabilities (1)	Level 2	(52,453)	(52,453)	(43,175)	(43,175)
Cross currency interest swap agreements – assets (1)	Level 2	—	—	—	—
Cross currency interest swap agreements – liabilities (1)	Level 2	(42,104)	(42,104)	(29,122)	(29,122)
Foreign currency contracts	Level 2	(202)	(202)	—	—
Stock purchase warrants	Level 3	—	—	12,026	12,026
Freight forward agreements	Level 2	(86)	(86)	(57)	(57)
Non-recurring
Vessels held for sale (notes 6 and 19)	Level 2	37,240	37,240	—	—
Other (2)
Short-term debt (note 8)	Level 2	(50,000)	(50,000)	—	—
Long-term debt – public (note 9)	Level 1	(619,794)	(655,977)	(856,986)	(851,470)
Long-term debt – non-public (note 9)	Level 2	(2,207,358)	(2,180,440)	(2,462,537)	(2,395,300)
Obligations related to finance leases, including current portion (note 11)	Level 2	(1,825,692)	(1,877,558)	(1,673,845)	(1,652,345)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

(1)
The fair value of the Company’s interest rate swap and cross currency swap agreements at December 31, 2019 includes $3.4 million (December 31, 2018 – $3.2 million) accrued interest expense which is recorded in accrued liabilities on the consolidated balance sheets.

(2)
In the consolidated financial statements, the Company’s loans to and investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the individual components of such aggregate interests is not determinable.

Stock purchase warrants – Prior to the 2019 Brookfield Transaction, Teekay held 15.5 million common unit warrants (or the Brookfield Transaction Warrants) issued by Altera to Teekay in connection with the 2017 Brookfield Transaction (see Note 4) and 1,755,000 warrants to purchase common units of Altera issued to Teekay in connection with Altera's private placement of Series D Preferred Units in June 2016 (or the Series D Warrants). In May 2019, Teekay sold to Brookfield all of the Company’s remaining interests in Altera, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants.

Changes in fair value during the years ended December 31, 2019 and 2018 for the Company’s Brookfield Transaction Warrants and the Series D Warrants, which were measured at fair value using significant unobservable inputs (Level 3), are as follows:

	Year Ended December 31,
	2019 $	2018 $
Fair value at the beginning of the year	12,026	30,749
Fair value on acquisition/issuance	—	2,330
Unrealized gain (loss) included in earnings	26,900	(21,053)
Realized loss included in earnings	(25,559)	—
Settlements	(13,367)	—
Fair value at the end of the year	—	12,026

b) Financing Receivables

The following table contains the carrying value of the Company's financing receivables by type of borrower, the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis, and the grade as of December 31, 2019.

			December 31,
Class of Financing Receivable	Credit Quality Indicator	Grade	2019 $	2018 $
Direct financing leases and sales-type leases	Payment activity	Performing	818,809	575,163
Other loan receivables
Loans to equity-accounted investments and joint venture partners	Other internal metrics	Performing	70,784	231,404
Long-term receivable and accrued revenue included in accounts receivable and other assets	Payment activity	Performing	8,092	15,694
			897,685	822,261
13. Capital Stock
The authorized capital stock of Teekay at December 31, 2019, 2018, and 2017, was 25 million shares of Preferred Stock, with a par value of $1 per share, and 725 million shares of Common Stock, with a par value of $0.001 per share. As at December 31, 2019, 100,784,422 shares of Common Stock (2018 – 100,435,210) were issued and outstanding and no shares of Preferred Stock issued.

In April 2019, Teekay filed a continuous offering program (or COP) under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million. No shares of common stock have been issued under this COP as of December 31, 2019.
During 2018, Teekay completed a public offering of 10.0 million common shares priced at $9.75 per share, raising net proceeds of approximately $93.0 million and issued 1.1 million shares of common stock as part of a COP initiated in 2016 generating net proceeds of $10.7 million.

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
Stock-based compensation
In March 2013, the Company adopted the 2013 Equity Incentive Plan (or the 2013 Plan) and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). As at December 31, 2019, the Company had reserved 5,606,429 (2018 – 5,777,326) shares of Common Stock pursuant to the 2013 Plan, for issuance upon the exercise of options or equity awards granted or to be granted.

During the years ended December 31, 2019, 2018 and 2017, the Company granted options under the 2013 Plan to acquire up to 2,525,113, 1,048,916 and 732,314 shares of Common Stock, respectively, to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All options outstanding as of December 31, 2019, expire between March 8, 2020 and March 14, 2029, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2019, 2018, and 2017, are as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $
Outstanding – beginning of year	3,754	15.54	3,600	22.96	3,367	29.16
Granted	2,525	3.98	1,052	8.67	732	10.18
Exercised	—	—	(2)	9.44	(3)	9.44
Forfeited / expired	(308)	11.07	(896)	37.44	(496)	46.27
Outstanding – end of year	5,971	10.88	3,754	15.54	3,600	22.96
Exercisable – end of year	2,565	18.25	1,954	21.35	2,221	29.76

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2019, 2018 and 2017, are as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $
Outstanding non-vested stock options – beginning of year	1,800	4.25	1,379	4.44	1,096	4.30
Granted	2,525	1.53	1,052	4.21	732	4.71
Vested	(807)	4.18	(609)	4.65	(399)	4.62
Forfeited	(111)	3.33	(22)	3.93	(50)	3.94
Outstanding non-vested stock options – end of year	3,407	2.28	1,800	4.25	1,379	4.44

The weighted average grant date fair value for non-vested options forfeited in 2019 was $0.4 million (2018 – $0.1 million, 2017 – $0.2 million).

As of December 31, 2019, there was $3.0 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation cost over the next three years is expected to be $1.9 million (2020), $1.0 million (2021) and $0.2 million (2022). During the years ended December 31, 2019, 2018, and 2017, the Company recognized $3.0 million, $2.8 million and $1.7 million, respectively, of compensation cost relating to stock options granted under the Plans. The intrinsic value of options exercised during 2019 was $nil, during 2018 was $nil and during 2017 was $0.03 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

As at December 31, 2019, the intrinsic value of outstanding and exercisable stock options was $3.3 million (2018 – $nil). As at December 31, 2019, the weighted-average remaining life of options vested and expected to vest was 7.3 years (2018 – 6.7 years).

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2019 are as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $
$0.00 – $4.99	2,496	9.2	3.98	—	0.0	—
$5.00 – $9.99	1,788	7.3	9.00	1,108	6.8	9.20
$10.00 – $19.99	693	7.2	10.18	462	7.2	10.18
$20.00 – $24.99	280	0.2	24.42	280	0.2	24.42
$25.00 – $29.99	348	2.2	27.69	349	2.2	27.69
$30.00 – $39.99	94	2.4	34.42	94	2.4	34.42
$40.00 – $49.99	257	5.2	43.99	257	5.2	43.99
$50.00 – $59.99	15	4.2	56.76	15	4.2	56.76
	5,971	7.3	10.88	2,565	5.2	18.25

The weighted-average grant-date fair value of options granted during 2019 was $1.53 per option (2018 – $4.21, 2017 – $4.71). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 65.2% in 2019, 64.8% in 2018 and 62.4% in 2017; expected life of 5.5 years in 2019, 5.5 years in 2018 and 6 years in 2017; dividend yield of 5.9% in 2019, 2.5% in 2018 and 2.5% in 2017; risk-free interest rate of 2.5% in 2019, 2.6% in 2018, and 2.0% in 2017; and estimated forfeiture rate of 6.0% in 2019, 7.4% in 2018 and 7.0% in 2017. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

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

During 2019, the Company granted 808,391 restricted stock units with a fair value of $3.2 million, to certain of the Company’s employees. During 2019, a total of 880,871 restricted stock units with a market value of $18.1 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 483,431 shares of common stock. During 2018, the Company granted 625,878 restricted stock units with a fair value of $5.4 million, to certain of the Company’s employees. During 2018, a total of 563,588 restricted stock units with a market value of $15.2 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 311,124 shares of common stock. During 2017, the Company granted 349,175 restricted stock units with a fair value of $3.6 million, to certain of the Company’s employees. During 2017, a total of 129,106 restricted stock units with a market value of $3.2 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 73,078 shares of common stock. For the year ended December 31, 2019, the Company recorded an expense of $3.3 million (2018 – $3.0 million, 2017 – $4.0 million) related to the restricted stock units and performance share units.

During 2019, the Company also granted 111,808 (2018 – 79,869 and 2017 – 89,387) shares as restricted stock awards with a fair value of $0.4 million (2018 – $0.7 million and 2017 – $0.9 million), based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted.

Share-based Compensation of Subsidiaries

During the years ended December 31, 2019, 2018 and 2017, 35,419, 17,498 and 17,345 common units of Teekay LNG, respectively, and 19,918, 21,004 and nil shares of Class A common stock of Teekay Tankers, respectively, with aggregate values of $0.7 million, $0.5 million, and $0.3 million, respectively, were granted and issued to the non-management directors of the general partner of Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2019, 2018 and 2017.

Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay LNG and Teekay Tankers. During March 2019, 2018 and 2017, Teekay LNG granted phantom unit awards and Teekay Tankers granted restricted stock-based compensation awards with respect to 80,100, 62,283 and 60,809 units of Teekay LNG and 99,056, 95,330 and 47,805 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $2.0 million, $2.1 million and $1.8 million, respectively, based on Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Each phantom unit or restricted stock unit is equal in value to one of Teekay LNG’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, in which case the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax.

During March 2019, 2018 and 2017, Teekay Tankers granted 218,223, 92,041 and 60,791 stock options, respectively, with an exercise price of $8.00, $9.76 and $17.84 per share that have a ten-year term and vest equally over three years from the grant date to an officer of Teekay Tankers and to certain employees at Teekay that provide services to Teekay Tankers. During March 2019, 2018 and 2017, Teekay Tankers also granted 58,843, 63,012 and 49,552 stock options, respectively, with an exercise price of $8.00, $9.76 and $17.84 per share that have a ten-year term and vest immediately to non-management directors of Teekay Tankers.
14. Related Party Transactions
On May 8, 2019, Teekay sold to Brookfield all of the Company’s remaining interests in Altera, which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Altera (described below), for total cash proceeds of $100 million. Subsequent to the 2019 Brookfield Transaction, Altera is no longer a related party of Teekay (see Notes 1, 3, and 4).

Since Altera is no longer a related party of Teekay, advances from Teekay to Altera and advances from Altera to Teekay were included in accounts receivable and accounts payable, respectively, on the Company's consolidated balance sheet as at December 31, 2019. Advances from Teekay to Altera as at December 31, 2018 were $83.1 million, and advances from Altera to Teekay as at December 31, 2018 were $59.3 million. Such amounts were included in current portion of loans to equity-accounted investments and loans from equity-accounted investments, respectively, on the Company's consolidated balance sheet as at December 31, 2018.

In March 2018, Altera entered into a loan agreement for a $125.0 million senior unsecured revolving credit facility, of which up to $25.0 million was provided by Teekay and up to $100.0 million was provided by Brookfield. The facility was scheduled to mature in October 2019. Teekay's $25.0 million loan to Altera was among the assets sold by Teekay to Brookfield in the 2019 Brookfield Transaction.

Until December 31, 2017, Teekay and its wholly-owned subsidiaries directly and indirectly provided substantially all of Altera’s ship management, commercial, technical, strategic, business development and administrative service needs. Specifically, the Transferred Subsidiaries provided ship management, commercial, technical, strategic, business development and administrative services to Altera, primarily related to Altera's FPSO units, shuttle tankers and FSO units. On January 1, 2018, Altera acquired a 100% ownership interest in the Transferred Subsidiaries (see Note 4).

Subsequent to their transfer to Altera, the Transferred Subsidiaries continue to provide ship management, commercial, technical, strategic, business development and administrative services to Teekay, primarily related to Teekay's FPSO units. Teekay and certain of its subsidiaries, other than the Transferred Subsidiaries, continue to provide certain other ship management, commercial, technical, strategic and administrative services to Altera.

Revenues recognized by the Company for services provided to Altera during the periods that Altera was a related party to the Company for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 were $7.6 million, $21.0 million and $17.8 million, respectively, which were recorded in revenues on the Company's consolidated statements of loss. Fees paid by the Company to Altera for services provided by Altera to the Company during the period that Altera was a related party to the Company for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 were $9.6 million, $25.7 million and $0.8 million, respectively, and were recorded in vessel operating expenses and general and administrative expenses on the Company's consolidated statements of loss.

As at December 31, 2019, two shuttle tankers and three FSO units of Altera were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay. Time-charter hire expense paid by the Company to Altera during the periods that Altera was a related party to the Company for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 were $20.8 million, $56.3 million and $14.3 million, respectively.

In September 2018, Teekay LNG entered into an agreement with its 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) to charter in one of the MALT Joint Venture's LNG carriers, the Magellan Spirit, for a period of two years at a fixed-rate. Time-charter hire expense for the year ended December 31, 2019 was $20.0 million (December 31, 2018 – $7.7 million).

The Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company is reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the years ended December 31, 2019, December 31, 2018 and December 31, 2017, the Company earned $68.8 million, $55.2 million and $6.5 million, respectively, of fees pursuant to these management agreements and reimbursement of costs. The accounting presentation of such reimbursement of costs was impacted by the adoption of ASU 2014-09 on January 1, 2018 (see Note 1).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

As at December 31, 2019, Resolute Investments, Ltd. (or Resolute) owned 31.7% (2018 – 31.8%, 2017 – 31.9%) of the Company’s outstanding Common Stock. One of the Company’s current directors, Heidi Locke Simon, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including those in the Teekay group of companies. Another of the Company's directors, Rudolph Krediet, is partner at Anholt Services (USA), a wholly-owned subsidiary of Kattegat Limited. Director Bjorn Moller is a director of Kattegat Limited. Director Peter Antturi serves as an executive officer and director of Resolute and other Kattegat Limited subsidiaries and affiliates. He is also an executive officer and owner of Anglemont Financial Services Ltd., a joint venture with Kattegat Limited that provides financial services to Kattegat Limited and its subsidiaries.
15. Other loss

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Loss on bond repurchases (1)	(10,601)	(1,772)	—
Loss on lease extinguishment (2)	(1,417)	—	—
Tax indemnification guarantee liability (3)	—	(600)	(50,000)
Contingent liability (4)	—	—	(4,500)
Gain on sale / (write-down) of cost-accounted investment	—	—	1,250
Miscellaneous (loss) income	(2,457)	359	(731)
Other loss	(14,475)	(2,013)	(53,981)

(1)
In May 2019, the Company completed a cash tender offer and purchased $460.9 million in aggregate principal amount of the 2020 Notes and issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022. The Company recognized a loss of $10.6 million on the purchase of the 2020 Notes for the year ended December 31, 2019 (see Note 9).

(2)
During September 2019, Teekay LNG refinanced the Torben Spirit by acquiring the Torben Spirit from its original Lessor and then selling the vessel to another Lessor and leasing it back for a period of 7.5 years. As a result of this refinancing transaction, the Partnership recognized a loss of $1.4 million for the year ended December 31, 2019 on the extinguishment of the original finance lease (see Note 11).

(3)
Following the termination of the finance lease arrangements for the RasGas II LNG Carriers in 2014, the lessor made a determination that additional rentals were due under the leases following a challenge by the UK taxing authority. As a result, in 2017 the Teekay Nakilat Joint Venture recognized an additional liability, which was included as part of other loss in the Company's consolidated statements of loss.

(4)
Related to settlements and accruals made prior to September 2017 as a result of claims and potential claims made against Logitel Offshore Holding AS (or Logitel), a company acquired by Altera in 2014. Altera was deconsolidated in September 2017 (see Note 4).

16. Derivative Instruments and Hedging Activities
The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.
Foreign Exchange Risk
From time to time the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at December 31, 2019, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Forward Rate (1)	Fair Value / Carrying Amount Of Asset (Liability) $	Expected Maturity
				2020	2021
				$	$
Euro	5,820	0.86	(202)	6,750	—

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company enters into cross currency swaps and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company's NOK-denominated bonds due in 2020, 2021 and 2023. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2020, 2021 and 2023. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2020, 2021 and 2023. As at December 31, 2019, the Company was committed to the following cross currency swaps:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Notional Amount NOK	Notional Amount USD				Fair Value / Carrying Amount of Asset / (Liability)	Remaining Term (years)
		Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable
1,000,000	134,000	NIBOR	3.70%	5.92%	(20,665)	0.4
1,200,000	146,500	NIBOR	6.00%	7.72%	(10,532)	1.8
850,000	102,000	NIBOR	4.60%	7.89%	(10,907)	3.7
					(42,104)
Interest Rate Risk
The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

As at December 31, 2019, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt obligations were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	1,042,106	(41,194)	3.4	2.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps	EURIBOR	75,089	(8,160)	3.7	3.8
			(49,354)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of December 31, 2019, ranged from 0.3% to 3.95%.

(2)
Includes interest rate swaps with the notional amount reducing quarterly or semi-annually. Three interest rate swaps are subject to mandatory early termination in 2020, 2021 and 2024, at which time the swaps will be settled based on their fair value.

Stock Purchase Warrants
Prior to the 2019 Brookfield Transaction on May 8, 2019, Teekay held 15.5 million Brookfield Transaction Warrants and 1,755,000 Series D Warrants of Altera (see Notes 4 and 12). As part of the 2019 Brookfield Transaction, Teekay sold to Brookfield all of the Company’s remaining interests in Altera, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Tabular Disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Prepaid Expenses and Other	Other Non-Current Assets	Accrued Liabilities and Other (1)	Accrued Liabilities and Other (2)	Other long-term liabilities
As at December 31, 2019
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(13)	(836)	(3,475)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	—	—	—	(202)	—
Interest rate swap agreements	932	1,916	(2,948)	(15,478)	(29,452)
Cross currency swap agreements	—	—	(456)	(22,661)	(18,987)
Forward freight agreements	—	—	—	(86)	—
	932	1,916	(3,417)	(39,263)	(51,914)
As at December 31, 2018
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	784	2,362	20	—	—
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	2,915	2,973	(2,498)	(7,419)	(32,672)
Cross currency swap agreements	—	—	(713)	(4,729)	(23,680)
Stock purchase warrants	—	12,026	—	—	—
Forward freight agreements	—	—	—	(57)	—
	3,699	17,361	(3,191)	(12,205)	(56,352)

(1)	Represents accrued interest related to derivative instruments recorded in accrued liabilities and other on the consolidated balance sheets (see Note 7).

(2)	Represents the current portion of derivative liabilities recorded in accrued liabilities and other on the consolidated balance sheets (see Note 7).

As at December 31, 2019, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s consolidated balance sheets. As at December 31, 2019, these derivatives had an aggregate fair value asset amount of $3.1 million (December 31, 2018 – $9.5 million) and an aggregate fair value liability amount of $74.3 million (December 31, 2018 – $55.8 million). As at December 31, 2019, the Company had $14.3 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements (December 31, 2018 – $6.8 million). The deposit is presented in restricted cash – current and long-term on the consolidated balance sheets.

For the periods indicated, the following table presents the effective portion of gains (losses) on consolidated interest rate swap agreements designated and qualifying as cash flow hedges (excluding such agreements in equity-accounted investments):

Year Ended December 31, 2019
Amount of Loss Recognized in OCI (effective portion)	Amount of Gain Reclassified from Accumulated OCI to Interest Expense (1)
$	$
(7,458)	376

Year Ended December 31, 2018
Amount of Gain Recognized in OCI (effective portion)	Amount of Loss Reclassified from Accumulated OCI to Interest Expense (1)	Amount of Gain Recognized in Interest Expense (ineffective portion)
$	$	$
2,128	(152)	740

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Year Ended December 31, 2017
Amount of Loss Recognized in OCI (effective portion)	Amount of Loss Reclassified from Accumulated OCI to Interest Expense (1)	Amount of Loss Recognized in Interest Expense (ineffective portion)
$	$	$
(31)	(1,614)	(746)

(1)	See Note 1 – adoption of ASU 2017-12.

Realized and unrealized (losses) and gains from derivative instruments that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the consolidated statements of loss. The effect of the (losses) and gains on derivatives not designated as hedging instruments in the consolidated statements of loss are as follows:

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Realized (losses) gains relating to:
Interest rate swap agreements	(8,296)	(13,898)	(53,921)
Interest rate swap agreement terminations	—	(13,681)	(610)
Foreign currency forward contracts	(147)	—	667
Stock purchase warrants	(25,559)	—	—
Time charter swap agreement	—	—	1,106
Forward freight agreements	1,490	137	270
	(32,512)	(27,442)	(52,488)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(7,878)	33,700	17,005
Foreign currency forward contracts	(200)	—	3,925
Stock purchase warrants	26,900	(21,053)	(6,421)
Time-charter swap agreement	—	—	(875)
Forward Freight Agreements	(29)	(57)	—
	18,793	12,590	13,634
Total realized and unrealized losses on derivative instruments	(13,719)	(14,852)	(38,854)

Realized and unrealized losses of the cross currency swaps are recognized in earnings and reported in foreign exchange (loss) gain in the consolidated statements of loss. The effect of the gains (losses) on cross currency swaps on the consolidated statements of loss is as follows:

	Year Ended December 31,
	2019 $	2018 $	2017 $
Realized gains (losses) on maturity and/or partial termination of cross currency swap	—	(42,271)	(25,733)
Realized losses	(5,062)	(6,533)	(18,494)
Unrealized (losses) gains	(13,239)	21,240	82,668
Total realized and unrealized (losses) gains on cross currency swaps	(18,301)	(27,564)	38,441

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

17. Commitments and Contingencies
a)Vessels Under Construction and Upgrades
Teekay LNG's share of commitments to fund newbuilding and other construction contract costs as at December 31, 2019 are as follows:

	Total	2020	2021	2022
	$	$	$	$
Consolidated LNG carriers (i)	49,652	11,979	22,382	15,291
Bahrain LNG Joint Venture (ii)	11,351	11,351	—	—
	61,003	23,330	22,382	15,291

(i)
In June 2019, Teekay LNG entered into an agreement with a contractor to supply equipment on certain of its LNG carriers in 2021 and 2022, for an estimated installed cost of approximately $60.6 million. As at December 31, 2019, the estimated remaining cost of this installation is $49.7 million.

(ii)
Teekay LNG has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain. The Bahrain LNG Joint Venture has secured undrawn debt financing of $34 million, of which $10 million relates to Teekay LNG's proportionate share of the commitments included in the table above.

b)Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had a consolidated net loss of $149.0 million and $383.3 million of consolidated cash flows from operating activities during the year ended December 31, 2019 and ended the year with a working capital deficit of $20.7 million. This working capital deficit included approximately $523.3 million related to scheduled maturities and repayments of debt in the next 12 months, of which some loan maturities relate to assets which are subject to purchase obligations of the charterer (Teekay LNG subsequently made a repayment relating to this in January 2020, see Note 24(a)), and was classified as current liabilities as at December 31, 2019. In addition, the scheduled repayments of debt include $36.7 million of Teekay Parent senior notes due in January 2020 and $50.0 million of its equity margin revolving credit facility (or EMR) due in December 2020. In January 2020, the Company repaid all remaining 2020 Notes at maturity and, as of the date of filing, is in discussions with its lenders to refinance the EMR.

Based on the Company’s liquidity at the date these consolidated financial statements were issued, and the liquidity the Company expects to generate from operations over the following year and assuming no significant decline in spot tanker rates, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.
c)Legal Proceedings and Claims
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
d)Other
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

Teekay LNG also guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at December 31, 2019 was $1.4 billion. As of the date these consolidated financial statements were issued, Teekay LNG's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that Teekay LNG guarantees.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

18. Supplemental Cash Flow Information
a)Total cash, cash equivalents, restricted cash, and cash and restricted cash held for sale are as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
	$	$	$
Cash and cash equivalents	353,241	424,169	445,452
Restricted cash – current	56,777	40,493	38,179
Restricted cash – non-current	44,849	40,977	68,543
Assets held for sale - cash	1,121	—	—
Assets held for sale - restricted cash	337	—	—
	456,325	505,639	552,174

The Company maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 16), leasing arrangements, project tenders and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

b)The changes in operating assets and liabilities for the years ended December 31, 2019, 2018, and 2017, are as follows:

	Year Ended December 31,
	2019	2018	2017
Accounts receivable	(38,811)	(25,090)	(1,925)
Prepaid expenses and other	(103,712)	(30,808)	3,118
Accounts payable	104,579	8,929	(14,499)
Accrued liabilities and other	33,121	32,215	118,137
	(4,823)	(14,754)	104,831

c)
Cash interest paid, including realized interest rate swap settlements, during the years ended December 31, 2019, 2018, and 2017, totaled $290.3 million, $242.9 million and $319.6 million, respectively. In addition, during the years ended December 31, 2019, 2018, and 2017, cash interest paid relating to interest rate swap amendments and terminations totalled $nil, $13.7 million and $0.6 million, respectively.

d)
During the year ended December 31, 2019, the Company entered into new or extended operating leases, primarily for in-chartered vessels, which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities of $47.7 million.

e)
The associated sales of the Toledo Spirit and Teide Spirit by its owner during the years ended December 31, 2019 and December 31, 2018, respectively, resulted in the vessels being returned to their owner with the obligations related to finance lease being concurrently extinguished. As a result, the sales of the vessels and the concurrent extinguishment of the corresponding obligations related to finance lease of $23.6 million and $23.1 million for the years ended December 31, 2019 and December 31, 2018, respectively, were treated as non-cash transactions in the Company's consolidated statements of cash flows.

f)
As described in Note 23, in November 2017, Teekay Tankers acquired the outstanding shares of TIL through issuing 11.1 million Class A common shares, which was treated as a non-cash transaction in the Company's consolidated statement of cash flows. As a result of this transaction, Teekay Tankers acquired $37.6 million in cash and paid $6.8 million in professional fees.

g)
In 2017, the portion of the distributions paid in kind by Altera to the unitholders of Series C-1 Preferred Units and Series D Preferred Units of $12.7 million was treated as a non-cash transaction in the consolidated statements of cash flows.

h)
As at December 31, 2018, the Partnership had advanced $79.1 million to the Bahrain LNG Joint Venture and these advances were repayable on November 14, 2019. On the repayment date, the Partnership agreed to convert $7.9 million of advances into equity and agreed to convert the remaining advances of $71.2 million into a subordinated loan at an interest rate of 6% with no fixed repayment terms. Both of these transactions were treated as non-cash transactions in the Partnership's consolidated statements of cash flows for the year ended December 31, 2019.

19. Write-down and Loss on Sale of Vessels
The Company's write-downs and vessel sales generally relate to vessels approaching the end of their useful lives as well as other vessels it strategically sells, or is attempting to sell, to reduce exposure to a certain vessel class.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The following table shows the write-downs and net (loss) gain on sale of vessels for the years ended December 31, 2019, 2018, and 2017:

			Write-down and (Loss) Gain on Sales of Vessels
			Year Ended December 31,
Segment	Asset Type	Completion of Sale Date	2019 $	2018 $	2017 $
Teekay Parent Segment – Offshore Segment (1)	3 FPSOs	N/A	(178,330)	—	(205,659)
Teekay LNG Segment – Conventional Tankers (2)	Handymax	Oct-2019	(785)	(13,000)	—
Teekay LNG Segment – Liquefied Gas Carriers (3)	2 LNG Carriers	Jan-2020	14,349	—	—
Teekay LNG Segment – Liquefied Gas Carriers (4)	4 Multi-gas Carriers	N/A	—	(33,000)	—
Teekay LNG Segment – Conventional Tankers (5)	2 Suezmaxes	Oct/Dec-2018	—	(7,863)	(25,100)
Teekay LNG Segment – Conventional Tankers (6)	2 Suezmaxes	Feb-2018/Jan-2019	—	—	(25,500)
Teekay Tankers Segment – Conventional Tankers (7)	3 Suezmaxes	Dec-2019/Feb-2020	(5,544)	—	—
Teekay Tankers Segment – Conventional Tankers	3 Aframaxes	Jun/Sep/Nov-2017	—	—	(11,158)
Teekay Tankers Segment – Conventional Tankers	2 Suezmaxes	Jan/Mar-2017	—	—	(1,797)
Teekay Offshore Segment (8)	FSO	N/A	—	—	(1,500)
Other			—	170	(29)
Total			(170,310)	(53,693)	(270,743)

(1)
During the year ended December 31, 2019, the Company took impairment charges in respect of all three of its FPSO-related assets. The Company has continued to follow its strategy of contract extensions and a potential sale of any or all of the three FPSOs. Substantially all of the $178.3 million impairment in the year ended December 31, 2019 relates to the write-down of two of the Company’s FPSO units. The Company has determined the estimated fair value of one of the units based on the expected sales price and the other unit using a discounted cash flow approach. The discounted cash flow approach used includes scenarios consisting of sale of the unit following expiration of the existing customer contract, sale of the unit in early 2020 and extension of the existing customer contract, weighted based on the likelihood of them occurring. Cash flow projections have been discounted at an estimated market participant rate of 9.5%. Cash flow projections are based on current and project charter rates and operating costs. The projected future use of the unit takes into consideration the Company’s projected charter rates that could be contracted in future periods. In establishing this estimate, the Company has considered current discussions with potential customers, and historical experience redeploying FPSO units. Estimated proceeds from the potential sale of the unit are based on prior discussions with potential buyers of the Company's FPSO units.

In September 2017, the estimated future cash flows and carrying value of the asset groups for the Petrojarl Foinaven FPSO unit and Petrojarl Banff FPSO unit, each owned by Teekay Parent, changed upon the deconsolidation of Altera. For the Petrojarl Foinaven FPSO, two shuttle tankers, which are owned by Altera, were removed from the carrying value of the asset group and the estimated future cash flows of the asset group was changed to include the in-charter costs of these two vessels to be paid by Teekay Parent to Altera. For the Petrojarl Banff FPSO, the carrying value of an FSO, which is owned by Altera, was removed from the carrying value of the asset group and the estimated future cash flows of the asset group were changed to include the in-charter costs of the FSO unit to be paid by Teekay Parent to Altera. This change in asset groups and a re-evaluation of the estimated future net cash flows of the units at the time resulted in a write-down of the carrying values of the units to their estimated fair values, which in aggregate was approximately $113.0 million. The impairment charges were included in the Company's Teekay Parent Segment – Offshore Production. The Company determined the discounted cash flows using the then-current projected time charter rates and costs, discounted at an estimated market participant rate of 10%. For both units, the Company included the existing contracted time charter rates and operating costs as well as projected future use on another field. The projected future use of each of the FPSO units took into consideration the Company’s estimated upgrade costs and projected time charter rates that could be contracted in future periods. In establishing these estimates, the Company considered discussions with potential customers, available information regarding field expansions and historical experience redeploying FPSO units.

(2)	Teekay LNG commenced marketing the Alexander Spirit conventional tanker for sale in the second quarter of 2019 and sold the vessel in October 2019 for net proceeds of $11.5 million.

(3)
In the fourth quarter of 2019, Teekay LNG derecognized two LNG carriers, the WilPride and WilForce, as a result of contract amendments that lead to the reclassification of these operating leases to sales-type leases. Teekay LNG recognized a gain of $14.3 million upon derecognition of the vessels for the year ended December 31, 2019. In January 2020, the lessee purchased both vessels (see Note 24).

(4)
In June 2018, the carrying values for four of Teekay LNG's seven wholly-owned multi-gas carriers, the Napa Spirit, Pan Spirit, Cathinka Spirit and Camilla Spirit, were written down to their estimated fair value, using appraised values, as a result of Teekay LNG's evaluation of alternative strategies for these assets, the current charter rate environment and the outlook for charter rates for these vessels.

(5)
During the year ended December 31, 2018, Teekay LNG recorded write-downs on the European Spirit and African Spirit Suezmax tankers to their estimated resale value. In the fourth quarter of 2018, Teekay LNG sold the European Spirit and African Spirit for net proceeds of $15.7 million and $12.8 million, respectively, using the net proceeds from the sales primarily to repay its existing term loans associated with the vessels.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

(6)
Under Teekay LNG's charter contracts for the Teide Spirit and Toledo Spirit Suezmax tankers, the charterer, who is also the owner of the vessels, has the option to cancel the charter contracts 13 years following commencement of the respective charter contracts. During 2018, the charterer sold the Teide Spirit to a third party and gave formal notification to Teekay LNG of its intention to terminate its charter contract subject to certain conditions being met and the receipt of certain third-party approvals. In November 2018, the owner and charterer of the Toledo Spirit reached an agreement to sell the vessel and delivered the vessel to the buyer in January 2019. Teekay LNG wrote down the vessels to their estimated fair values based on their expected future discounted cash flows.

(7)
Teekay Tankers recognized a loss on sale of a vessel of $2.3 million relating to one Suezmax vessel, which was sold and delivered to its buyer in the fourth quarter of 2019. In 2019, Teekay Tankers agreed to sell two Suezmax tankers for an aggregate sales price of $38 million. Both tankers were delivered to their new owners in February 2020 (see Note 24). The vessels and the related bunkers, the vessel disposal group, were classified as held for sale as at December 31, 2019 and written down to their agreed sales price. Teekay Tankers recognized a write down of the vessels of $3.2 million in 2019.

(8)	In 2017, the carrying value of the Falcon Spirit FSO was written down as a result of a decrease in the estimated residual value of the unit.

See Note 3 – Segment Reporting for the write-downs and gain (loss) on sales of vessels, by segment for 2019, 2018 and 2017.
20. Net Loss Per Share

	Year Ended December 31,
	2019 $	2018 $	2017 $
Net loss attributable to shareholders of Teekay Corporation for basic loss per share	(310,577)	(79,237)	(163,276)
Reduction in net earnings due to dilutive impact of stock-based compensation in Teekay LNG, Altera and Teekay Tankers and stock purchase warrants in Altera	—	—	(90)
Net loss attributable to shareholders of Teekay Corporation for diluted loss per share	(310,577)	(79,237)	(163,366)
Weighted average number of common shares	100,719,224	99,670,176	86,335,473
Dilutive effect of stock-based compensation	—	—	—
Common stock and common stock equivalents	100,719,224	99,670,176	86,335,473
Loss per common share - basic and diluted	(3.08)	(0.79)	(1.89)

The Company intends to settle the principal of the Convertible Notes in cash on conversion and calculates diluted earnings per share using the treasury-stock method. Stock-based awards and the conversion feature on the Convertible Notes that have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the years ended December 31, 2019, 2018 and 2017, the number of Common Stock from stock-based awards and the conversion feature on the Convertible Notes that had an anti-dilutive effect on the calculation of diluted earnings per common share were 3.5 million, 4.0 million and 3.6 million respectively. In periods where a loss attributable to shareholders has been incurred all stock-based awards and the conversion feature on the Convertible Notes are anti-dilutive.
21. Restructuring Charges
During 2019, the Company recorded restructuring charges of $12.0 million (2018 – $4.1 million, 2017 – $5.1 million).

The restructuring charges in 2019 primarily related to severance costs resulting from the termination of certain management contracts in Teekay Parent of which these costs were fully recovered from the customer and the recovery is presented in revenue, severance costs resulting from the reorganization and realignment of resources of the Company's shared service function, as well as from the termination of the charter contract for the Toledo Spirit Suezmax tanker in Teekay LNG upon the sale of the vessel in January 2019.

The restructuring charges in 2018 primarily related to severance costs resulting from reorganization and realignment of resources of certain of the Company's business development, marine solutions and fleet operations functions to better respond to the changing business environment.

The restructuring charges in 2017 primarily related to severance costs resulting from the termination of the charter contract for the Arendal Spirit UMS in Altera and the resulting decommissioning of the unit, reorganization and realignment of resources of certain of the Company's strategic development function to better respond to the changing business environment, and reorganization of the Company's FPSO business to create better alignment with the Company's offshore operations.

At December 31, 2019 and 2018, $0.8 million and $0.8 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.
22. Income Taxes
Teekay and a majority of its subsidiaries are not subject to income tax in the jurisdictions in which they are incorporated because they do not conduct business or operate in those jurisdictions. However, among others, the Company’s U.K. and Norwegian subsidiaries are subject to income taxes.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2019 $	December 31, 2018 $
Deferred tax assets:
Vessels and equipment	1,646	5,868
Tax losses carried forward and disallowed finance costs (1)	164,009	155,910
Other	19,674	10,545
Total deferred tax assets	185,329	172,323
Deferred tax liabilities:
Vessels and equipment	22,913	18,037
Provisions	6,512	5,588
Other	—	2,060
Total deferred tax liabilities	29,425	25,685
Net deferred tax assets	155,904	146,638
Valuation allowance	(153,302)	(144,560)
Net deferred tax assets	2,602	2,078

(1)
Substantially all of the Company's estimated net operating loss carryforwards of $878.3 million relates primarily to its U.K., Spanish, Norwegian and Luxembourg subsidiaries and, to a lesser extent, to its Australian subsidiaries. The Company had estimated disallowed finance costs in Spain and Norway of approximately $15.1 million and $15.0 million, respectively, at December 31, 2019, which are available for 18 years and 10 years, respectively, from the year the costs are incurred for offset against future taxable income in Spain and Norway, respectively. The Company's estimated tax losses in Luxembourg are available for offset against taxable future income in Luxembourg, either indefinitely for losses arising prior to 2017, or for 17 years for losses arising subsequent to 2016.

Deferred tax balances are presented in other non-current assets in the accompanying consolidated balance sheets.

The components of the provision for income tax expense are as follows:

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Current	(25,563)	(17,458)	(11,997)
Deferred	81	(2,266)	(235)
Income tax expense	(25,482)	(19,724)	(12,232)

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions of the trading activity of its vessels. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at the time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly. The tax years 2008 through 2019 remain open to examination by some of the major jurisdictions in which the Company is subject to tax.

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

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Net loss before taxes	(123,504)	(38,023)	(516,840)
Net loss not subject to taxes	(91,925)	(104,465)	(297,688)
Net (loss) income subject to taxes	(31,579)	66,442	(219,152)
At applicable statutory tax rates	(4,352)	15,177	(51,471)
Permanent and currency differences, adjustments to valuation allowances and uncertain tax positions	25,177	4,639	64,164
Other	4,657	(92)	(461)
Tax expense related to the year	25,482	19,724	12,232

The following is a roll-forward of the Company’s uncertain tax positions, recorded in other long-term liabilities, from January 1, 2017 to December 31, 2019:

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Balance of unrecognized tax benefits as at January 1	40,556	31,061	19,492
Increases for positions related to the current year	5,829	9,297	2,631
Changes for positions taken in prior years	19,119	981	3,475
Decreases related to statute of limitations	(2,546)	(783)	(1,562)
Increase due to acquisition of TIL	—	—	8,528
Decrease due to deconsolidation of Altera	—	—	(1,503)
Balance of unrecognized tax benefits as at December 31	62,958	40,556	31,061

The majority of the net increase for positions relates to the potential tax on freight income on changes for positions taken in prior years and an increased number of voyages for the year ended December 31, 2019.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The interest and penalties on unrecognized tax benefits are included in the roll-forward schedule above, and are increases of approximately $13.2 million, $9.2 million and $6.4 million in 2019, 2018 and 2017, respectively.
23. Equity-accounted Investments
On May 8, 2019, Teekay sold to Brookfield all of the Company's remaining interests in Altera, which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Altera for total cash proceeds of $100 million. Subsequent to the deconsolidation of Altera on September 25, 2017 and prior to the sale in May 2019 (see Note 4), Teekay included the results of Altera as an equity-accounted investment in its financial results. The Company wrote-down the investment in Altera by $64.9 million and recognized a loss on sale of $8.9 million which are included in equity loss on the consolidated statements of loss for the year ended December 31, 2019.

The equity investments of Teekay LNG include the following:

•
In December 2015, Teekay LNG (30%) entered into an agreement with National Oil & Gas Authority (or NOGA) (30%), Gulf Investment Corporation (24%), and Samsung C&T (16%) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture), for the development of an LNG receiving and regasification terminal in Bahrain. The LNG terminal includes an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year customer contract. In addition, Teekay LNG has supplied an FSU in connection with this terminal commencing in September 2018 through a 21-year time-charter contract with the Bahrain LNG Joint Venture.

As at December 31, 2019, Teekay LNG had advanced $73.4 million (December 31, 2018 – $79.1 million) to the Bahrain LNG Joint Venture. These advances bear interest at 6.0% (2018 – LIBOR plus 1.25%) and as at December 31, 2019 and 2018, the interest receivable on these advances was $0.5 million and $nil, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

•
A 50/50 joint venture agreement with China LNG Shipping (Holdings) Limited (or China LNG) (or the Yamal LNG Joint Venture) and the joint venture has six icebreaker LNG carriers that carry out international transportation of LNG for a project located on the Yamal Peninsula in Northern Russia. Teekay LNG has guaranteed its 50% share of a secured loan facility and interest rate swaps in the Yamal LNG Joint Venture for which the aggregate principal amount of the loan facility and fair value of the interest rate swaps as at December 31, 2019 was $809.2 million. As a result, Teekay LNG has recorded a guarantee liability, which has a carrying value of $2.2 million as at December 31, 2019 (December 31, 2018 – $0.6 million) and is included as part of other long-term liabilities in the consolidated balance sheets.

•
As at December 31, 2019, Teekay LNG has a 30% ownership interest in two LNG carriers, the Pan Asia and the Pan Americas, and a 20% ownership interest in two LNG carriers, the Pan Europe and the Pan Africa, through its joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd (or the Pan Union Joint Venture). On initial acquisition, the basis difference between Teekay LNG's investment and the carrying value of the Pan Union Joint Venture's net assets was substantially attributed to ship construction support agreements and the time-charter contracts. As at December 31, 2019, the unamortized amount of the basis difference was $10.5 million (December 31, 2018 – $11.0 million).

•
A 50/50 joint venture agreement with Exmar NV (or Exmar) (or the Exmar LPG Joint Venture). Teekay LNG has guaranteed its 50% share of secured loan facilities and four finance leases in the Exmar LPG Joint Venture for which the aggregate principal amount of the secured loan facilities and finance leases as at December 31, 2019 was $246.7 million. As a result, Teekay LNG has recorded a guarantee liability which has a carrying value of $0.9 million as at December 31, 2019 (December 31, 2018 – $1.3 million), and is included as part of other long-term liabilities in the consolidated balance sheets.

As at December 31, 2019, the Teekay LNG had advanced $52.3 million (December 31, 2018 – $52.3 million) to the Exmar LPG Joint Venture, which bears interest at LIBOR plus 0.50% and has no fixed repayment terms. As at December 31, 2019, the interest receivable on these advances was $0.3 million (December 31, 2018 – $nil). These amounts are included in the table below.
On initial acquisition, the basis difference between Teekay LNG's investment and the carrying value of the Exmar LPG Joint Venture's net assets was substantially attributed to the value of the vessels and charter agreements of the Exmar LPG Joint Venture and goodwill in accordance with the finalized purchase price allocation. At December 31, 2019, the unamortized amount of the basis difference was $23.6 million (December 31, 2018 – $24.9 million).

•
A 50/50 joint venture with Exmar (or the Excalibur Joint Venture). On January 31, 2018, Teekay LNG sold its other 50/50 joint venture with Exmar relating to the Excelsior LNG carrier (or the Excelsior Joint Venture) for gross proceeds of approximately $54 million. As a result of the sale, Teekay LNG recorded a gain of $5.6 million for the year ended December 31, 2018, which is included in equity (loss) income in the consolidated statements of loss. Teekay LNG has guaranteed its 50% share of the secured loan facility of the Excalibur Joint Venture for which the principal amount of the secured loan facility was $21.8 million as at December 31, 2019. As a result, Teekay LNG has recorded a guarantee liability which has a carrying value of $0.1 million as at December 31, 2019 (December 31, 2018 – nominal).

On initial acquisition, the basis difference between Teekay LNG's investment and the carrying value of the Excalibur Joint Venture's net assets was substantially attributed to an increase to the carrying value of the vessel of the Excalibur Joint Venture in accordance with the finalized purchase price allocation. At December 31, 2019, the unamortized amount of the basis difference was $12.5 million (December 31, 2018 – $13.0 million).

•
A 52% ownership interest in the joint venture with Marubeni Corporation (or the MALT Joint Venture). Teekay LNG has guaranteed its 52% share of the secured loan facilities of the MALT Joint Venture for which the principal amount of the secured loan facilities was $147.0 million as at December 31, 2019. As a result, Teekay LNG has recorded a guarantee liability, which has a carrying value of $0.3 million as at December 31, 2019 (December 31, 2018 – $0.4 million) and is included as part of other long-term liabilities in the consolidated balance sheets.

•
A 33% ownership interest in the Angola Joint Venture that owns four newbuilding 160,400-cubic meter LNG carriers (or the Angola LNG Carriers). The other partners of the Angola Joint Venture are NYK Energy Transport (or NYK) (33%) and Mitsui & Co. Ltd. (34%).

Teekay LNG has guaranteed its 33% share of the secured loan facilities and interest rate swaps of the Angola Joint Venture for which the aggregate principal amount of the secured loan facilities and fair value of the interest rate swaps was $213.8 million as at December 31, 2019. As a result, Teekay LNG has recorded a guarantee liability which has a carrying value of $0.5 million as at December 31, 2019 (December 31, 2018 – $0.6 million), and is included as part of other long-term liabilities in the consolidated balance sheets.

•	A 40% ownership interest in Teekay Nakilat (III) Corporation (or the RasGas III Joint Venture), and the remaining 60% is held by Qatar Gas Transport Company Ltd. (Nakilat).

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

On May 31, 2017, Teekay Tankers entered into a merger agreement (or the Merger Agreement) to acquire the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 0.4 shares of Teekay Tankers Class A common stock for each outstanding share of TIL common stock (or the TIL merger). During the year ended December 31, 2017, the Company recognized a loss of $46.2 million on remeasuring its investment in TIL to fair value.

On completion of the TIL merger, TIL became a wholly-owned subsidiary of Teekay Tankers. As consideration for the merger, Teekay Tankers issued 11,122,193 Class A common shares (including 1,031,250 Class A common shares to Teekay) to the TIL shareholders (other than Teekay Tankers) for $151.3 million. The merger with TIL was accounted for as an acquisition of assets. The purchase price was determined based on the value of Teekay Tankers shares issued on the merger date and transaction costs associated with the merger, which amounted to $6.9 million. Together with the fair value of the Company's 19.5% ownership in TIL (11.3% of which was held through Teekay Tankers) and the total number of Class A common shares issued at the close of the merger, the total acquisition cost was $177.4 million. The assets acquired and liabilities assumed were recognized at their fair values on November 27, 2017, with the difference between the purchase price and the net fair value of the net assets acquired allocated on a relative fair value basis to the vessels acquired. Net working capital and long-term debt assumed were recognized at their fair values on November 27, 2017, of $47.1 million and $337.1 million, respectively. The remaining amount of the asset acquisition purchase price was allocated to vessels ($467.2 million) and existing time-charter contracts ($0.2 million), on a relative fair value basis.

Teekay Tankers also owns a 50% interest in a joint venture arrangement between Teekay Tankers and Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong Joint Venture) which owns a single VLCC tanker. The vessel is currently trading on spot voyage charters in an RSA managed by a third party.

In November 2011, Teekay acquired a 40% interest in a recapitalized Magnora ASA (or Magnora, previously Sevan Marine ASA) for approximately $25 million and as at December 31, 2017, the Company had a 43.5% interest in Magnora. In November 2018, Teekay sold its ownership interest in Magnora for approximately $27 million and recognized a gain of $15.3 million, which is presented in equity income on the consolidated statements of loss for the year ended December 31, 2018.

A condensed summary of the Company’s investments in equity-accounted investments by segment, which includes loans and net advances to equity-accounted investments, is as follows (in thousands of U.S. dollars, except percentages):

		As at December 31,
Equity-accounted Investments (1)	Ownership Percentage	2019 $	2018 $
Teekay LNG – Liquefied Gas
Bahrain LNG Joint Venture	30%	64,017	81,709
Yamal LNG Joint Venture	50%	264,088	210,290
Pan Union Joint Venture	20%-30%	75,403	71,040
Exmar LNG Joint Venture	50%	32,717	32,419
Exmar LPG Joint Venture	50%	149,024	151,186
MALT Joint Venture	52%	344,571	342,280
Angola Joint Venture	33%	84,474	79,606
RasGas3 Joint Venture	40%	120,917	132,256
Teekay Tankers – Conventional Tankers
Wah Kwong Joint Venture	50%	28,111	25,766
Teekay Parent – Other
Altera (2) (note 4)	14%	—	157,924
TOO GP (2) (note 4)	49%	—	3,968
		1,163,322	1,288,444

(1)
Investments in equity-accounted investments is presented in current portion of loans to equity-accounted investments, investments in and loans to equity-accounted investments and loans from equity-accounted investments in the Company’s consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

A condensed summary of the Company’s financial information for equity-accounted investments (20% to 52%-owned) shown on a 100% basis (excluding the impact from purchase price adjustments arising from the acquisition of Joint Ventures) are as follows:

	As at December 31,
	2019 $	2018 $
Cash and restricted cash	379,085	568,843
Other assets – current	148,663	412,388
Vessels and equipment, including vessels related to finance leases and advances on newbuilding contracts	3,123,377	6,615,077
Net investment in direct financing leases	4,469,861	3,000,927
Other assets – non-current	169,925	1,957,271
Current portion of long-term debt and obligations related to finance leases	563,776	1,106,812
Other liabilities – current	189,165	563,862
Long-term debt and obligations related to finance leases	5,156,307	6,882,426
Other liabilities – non-current	243,301	478,311

	Year Ended December 31,
	2019 $	2018 $	2017 $
Revenues	1,115,537	2,052,084	980,078
Income from vessel operations	489,096	406,125	258,006
Realized and unrealized (loss) gain on non-designated derivative instruments	(72,305)	21,664	(17,438)
Net income (loss)	145,924	(3,747)	38,646

The results included for TIL are until its consolidation on November 27, 2017. The results included for Altera are from the date of deconsolidation on September 25, 2017 to the sale of Teekay's remaining interests on May 8, 2019.

For the year ended December 31, 2019, the Company recorded equity loss of $14.5 million (2018 – income of $61.1 million, and 2017 – loss of $37.3 million). The equity loss in 2019 was primarily comprised of the write-down and loss on sale of Teekay's investment in Altera and the Company’s share of net loss from the Bahrain LNG Joint Venture; offset by equity income in the Yamal LNG Joint Venture, the RasGas III Joint Venture, the MALT Joint Venture, the Pan Union Joint Venture and the Angola Joint Venture. For the year ended December 31, 2019, equity loss included $12.9 million related to the Company’s share of unrealized losses on interest rate swaps in the equity-accounted investments (2018 – gains of $17.6 million and 2017 – gains of $7.7 million).
24. Subsequent Events

a)
On January 3 and January 7, 2020, Awilco purchased the WilPride and WilForce LNG carriers, and paid Teekay LNG the associated purchase obligation and deferred hire amounts totaling $260.0 million relating to these two vessels. Teekay LNG used the net proceeds from these sales to repay its term loans totaling $157.3 million that were collateralized by these vessels and in addition, increased its liquidity by over $100 million.

b)
The Bahrain LNG Joint Venture (in which Teekay LNG owns a 30% interest) completed the mechanical construction and commissioning of the LNG receiving and regasification terminal in Bahrain, and began receiving terminal use payments in early-2020 under its 20-year terminal use agreement with NOGA.

c)
On March 24, 2020, Teekay LNG completed the refinancing of its existing $225.0 million revolving credit facility, which was scheduled to mature in November 2020, by entering into a new $225.0 million revolving credit facility maturing in March 2022.

d)	Subsequent to December 31, 2019, Teekay LNG repurchased 1.4 million of its common units for a total cost of $15.3 million under Teekay LNG's common unit repurchase program.

e)
On January 28, 2020, Teekay Tankers entered into an agreement to sell the non-U.S. portion of its ship-to-ship support services business, as well as its LNG terminal management business for $26 million, subject to adjustment for the final amounts of cash and other working capital present on the closing date. The sale is expected to close in the second quarter of 2020. All assets and liabilities associated with the business to be sold have been reclassified to assets held for sale and liabilities associated with assets held for sale on the December 31, 2019 consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

f)
On January 28, 2020, Teekay Tankers entered into a new five-year, $532.8 million revolving credit facility to refinance 31 vessels. The revolving credit facility is scheduled to mature in late 2024, of which approximately $455 million will was used to repay Teekay Tankers' two revolving facilities and one of its term loan facilities, which was scheduled to mature in 2021.

g)
In January 2020, Teekay Tankers entered into agreements to sell two Suezmax tankers for an aggregate price of $40.8 million, of which one of the vessels was classified as held for sale on the consolidated balance sheets as at December 31, 2019 and written down to its sales price less closing costs. This vessel was delivered in February 2020 (see Note 19). The other vessel was delivered to its new owner in March 2020 and the Company expects to recognize a loss on sale of $2.7 million in the quarter ended March 31, 2020.

h)	In January 2020, the Company repaid at maturity all outstanding 2020 Notes totaling $36.7 million.

i)
On March 27, 2020, Teekay Parent entered into a new bareboat charter contract with Britoil Limited, a subsidiary of BP p.l.c., for the Petrojarl Foinaven FPSO unit for up to approximately ten years. Under the terms of the contract, Teekay Parent received an upfront payment of approximately $67 million in cash, and it is expecting to receive a nominal per day rate over the life of the contract, and a lump sum payment at the end of the contract period, which is expected to cover the costs of recycling the FPSO unit in accordance with the European Union Ship Recycling Regulations.

j)
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic.  Certain crew members of the Hummingbird Spirit FPSO disembarked from the unit after a third-party contractor on board was presenting with flu-like symptoms who subsequently tested positive for COVID-19. In accordance with U.K. Government and Oil & Gas U.K. guidelines in dealing with COVID-19, production on the unit was temporarily suspended on April 4, 2020 to enable a crew health assessment, cleaning of the FPSO and an assessment of any additional precautions which should be taken before the resumption of production. The impact, if any, of the shut-down of the unit on the Company’s results of operations is uncertain. The Company has not yet experienced any other material negative impacts to its business, results of operations, or financial position as a result of COVID-19. The future financial effects to the Company, if any, of COVID-19 cannot be reasonably estimated at this time.

TEEKAY CORPORATION
SCHEDULE I
CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED BALANCE SHEETS (NOTE 1)
(in thousands of U.S. dollars)

	As at December 31, 2019 $	As at December 31, 2018 $
ASSETS
Current
Cash and cash equivalents	49,655	81,681
Accounts receivable	199	202
Prepaid expenses and other	—	12
Due from affiliates	249,197	676,087
Total current assets	299,051	757,982
Investments in and advances to subsidiaries (note 1)	756,140	488,547
Other assets	—	329
Total assets	1,055,191	1,246,858
LIABILITIES AND EQUITY
Current
Accounts payable	13,995	1,339
Accrued liabilities	8,684	24,641
Due to affiliates	351,618	203,585
Current portion of long-term debt	36,674	—
Other current liabilities	718	584
Total current liabilities	411,689	230,149
Long-term debt (note 2)	349,977	614,341
Other long-term liabilities	9,360	7,911
Total liabilities	771,026	852,401
Equity
Common stock and additional paid-in capital	1,052,284	1,045,659
Accumulated deficit	(768,119)	(651,202)
Total equity	284,165	394,457
Total liabilities and equity	1,055,191	1,246,858
The accompanying notes are an integral part of the condensed non-consolidated financial information.

TEEKAY CORPORATION
SCHEDULE I
CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF LOSS (NOTE 1)
(in thousands of U.S. dollars)

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Revenues	—	345	5,089
Voyage expenses	—	20	(242)
Operating expenses	(412)	(26)	—
Time-charter hire expense	—	—	(17,765)
General and administrative expenses	(19,463)	(23,799)	(20,549)
Loss from operations	(19,875)	(23,460)	(33,467)
Interest expense	(46,243)	(60,166)	(53,103)
Interest income	1,561	2,839	422
Impairments of investments and advances (note 1)	(103,420)	(651,473)	(338,749)
Dividend income (note 1)	62,100	32,751	58,000
Other	(5,662)	(6,008)	4,764
Net loss before income taxes	(111,539)	(705,517)	(362,133)
Income tax recovery (expense)	7	(208)	(251)
Net loss	(111,532)	(705,725)	(362,384)

The accompanying notes are an integral part of the condensed non-consolidated financial information.

TEEKAY CORPORATION
SCHEDULE I
CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	(111,532)	(705,725)	(362,384)
Non-cash and non-operating items:
Unrealized gain on derivative instruments	(270)	(2,932)	(2,336)
Impairments of investments and advances	103,420	651,473	338,749
Income tax (recovery) expense	(7)	208	251
Stock-based compensation	7,400	7,329	6,952
Dividends-in-kind	(10,000)	(10,000)	(58,000)
Other	19,160	7,453	3,262
Change in operating assets and liabilities	(15,314)	(36,296)	718
Net operating cash flow	(7,143)	(88,490)	(72,788)
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	250,000	120,713	—
Debt issuance costs	(15,029)	—	—
Prepayments of long-term debt	(480,851)	(85,654)	—
Advances from affiliates	227,157	39,293	103,400
Net proceeds from equity issuances	—	103,655	25,636
Cash dividends paid	(5,523)	(22,081)	(18,967)
Other financing activities	(637)	(651)	(662)
Net financing cash flow	(24,883)	155,275	109,407
INVESTING ACTIVITIES
Investments in subsidiaries	—	(7,109)	(24,443)
Other investing activities	—	(45)	1,289
Net investing cash flow	—	(7,154)	(23,154)
(Decrease) increase in cash and cash equivalents	(32,026)	59,631	13,465
Cash and cash equivalents, beginning of the year	81,681	22,050	8,585
Cash and cash equivalents, end of the year	49,655	81,681	22,050
Supplemental cash flow information (note 4)

The accompanying notes are an integral part of the condensed non-consolidated financial information.

TEEKAY CORPORATION
SCHEDULE I
NOTES TO CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
1. Summary of Significant Accounting Policies
Basis of presentation
The accompanying condensed non-consolidated financial information is required by SEC Regulation S-X 5-04 for Teekay Corporation (or Teekay), which requires the inclusion of financial information for Teekay on a stand-alone basis if the restricted net assets of consolidated subsidiaries exceed 25% of total consolidated net assets as of the last day of its most recent fiscal year. The restricted net assets of consolidated subsidiaries was $266.4 million, or 55% of total consolidated net assets, as at December 31, 2019.
Teekay’s investments in subsidiaries are presented in this financial information under the cost method of accounting, whereby Teekay’s investment in subsidiaries is measured initially at cost. Under the cost method of accounting for investments in common stock, dividends are the basis for recognition of earnings from an investment. Under this method, an investor recognizes as income dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition by the investor. The net accumulated earnings of an investee subsequent to the date of investment are recognized by the investor only to the extent distributed by the investee as dividends. Dividends received in excess of earnings subsequent to the date of investment are considered a return of investment and are recorded as reductions of cost of the investment. Teekay received dividends from its subsidiaries of $62.1 million (2019), $32.8 million (2018) and $58.0 million (2017), respectively.
Teekay recognizes an impairment loss on its investments in its subsidiaries when the fair value of its investments is lower than the carrying value. The fair value of Teekay's investments in its subsidiaries is primarily influenced by the publicly-traded price of Teekay LNG's common units, the publicly-traded share price of Teekay Tankers' common shares, and the fair value of the three FPSO units, as of the respective balance sheet dates.
A substantial amount of Teekay’s operating, investing and financing activities are conducted by its affiliates and not reflected in this financial information. The condensed non-consolidated financial information should be read in conjunction with Teekay’s consolidated financial statements.
2. Long-term debt

	December 31, 2019 $	December 31, 2018 $
Senior Notes (8.5%) due January 15, 2020	36,712	508,577
Senior Notes (9.25%) due November 15, 2022	250,000	—
Convertible Senior Notes (5%) due January 15, 2023	125,000	125,000
Total principal	411,712	633,577
Less unamortized discount and debt issuance costs	(25,061)	(19,236)
Total debt	386,651	614,341
Less current portion	(36,674)	—
Long-term portion	349,977	614,341

The Company’s 8.5% senior unsecured notes are due January 15, 2020 with an original aggregate principal amount of $450 million (or the Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.2% of par. During 2014, the Company repurchased $57.3 million of the Original Notes. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Additional Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Additional Notes were an additional issuance of the Company’s Original Notes (collectively referred to as the 2020 Notes). The Additional Notes were issued under the same indenture governing the Original Notes and are fungible with the Original Notes. The discount on the 2020 Notes is accreted through the maturity date of the notes using the effective interest rate of 8.67% per year. During 2018, the Company repurchased $84.1 million in aggregate principal amount of the 2020 Notes. During the first quarter of 2019, the Company repurchased an additional $10.9 million in aggregate principal amount of the 2020 Notes.

In May 2019, the Company completed a cash tender offer and purchased $460.9 million in aggregate principal amount of the 2020 Notes and issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). The Company recognized a loss of $10.6 million on the purchase of the 2020 Notes for the year ended December 31, 2019 which is included in other loss in the condensed statements of loss. The 2022 Notes are guaranteed on a senior secured basis by certain of our subsidiaries and are secured by first-priority liens on two of Teekay's FPSO units, a pledge of the equity interests in Teekay's subsidiary that owns all of Teekay's common units of Teekay LNG Partners L.P. and all of Teekay’s Class A common shares of Teekay Tankers Ltd. and a pledge of the equity interests in Teekay's subsidiaries that own Teekay Parent's three FPSO units.

The 2020 Notes rank equally in right of payment with all of Teekay's existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 2020 Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 2020 Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 2020 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2020 Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date. In January 2020, the Company repaid all remaining 2020 Notes at maturity.

The Company may redeem the 2022 Notes in whole or in part at any time prior to November 15, 2020 at a redemption price equal to 100% of the principal amount of the 2022 Notes to be redeemed, plus the greater of (i) 1.0% of the principal amount of such 2022 Notes and (ii) the excess, if any, of the sum of the present values of the remaining scheduled payments of principal and interest on the 2022 Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points over the principal amount of such 2022 Notes, plus accrued and unpaid interest to, but excluding, the redemption date.

The Company may redeem the 2022 Notes in whole or in part at a redemption price equal to a percentage of the principal amount of the 2022 Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date, as follows: 104.625% at any time on or after November 15, 2020, but prior to November 15, 2021; 102.313% at any time on or after November 15, 2021, but prior to August 15, 2022; and 100% at any time on or after August 15, 2022.

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 15, 2023 (the Convertible Notes). The Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20% to the concurrent common stock offering price of $9.75 per share. On issuance of the Convertible Notes, $104.6 million of the net proceeds was reflected in long-term debt, including unamortized discount, and is being accreted to $125.0 million over its five-year term through interest expense. The remaining amount of the net proceeds of $16.1 million was allocated to the conversion feature and reflected in additional paid-in capital.
3. Guarantees
Teekay Corporation has guaranteed obligations pursuant to certain credit facilities of its subsidiaries. As at December 31, 2019, the aggregate outstanding balance on such credit facilities of Teekay Tankers was $145.0 million (December 31, 2018 – $166.4 million). As a result of a refinancing during the first quarter of 2020 of one of the two term loans, which had an outstanding balance of $52.2 million as at December 31, 2019, Teekay is no longer a guarantor of that term loan as of the date these consolidated financial statements were issued.
4. Supplemental Cash Flow Information
During 2018, one of the Company's subsidiaries returned capital in the amount of $1.7 million, paid-in-kind, which was treated as a non-cash transaction in the Company's condensed statement of cash flows.

During 2019, 2018 and 2017, the Company received dividends of $10.0 million, $10.0 million and $58.0 million, respectively, paid-in-kind, which were treated as non-cash transactions in the Company's condensed statement of cash flows.