Form 20-F
period 2020-12-31
TEEKAY CORP
filed 2021-04-01
CIK 911971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________
FORM 20-F
 ____________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

N. Angelique Burgess
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
101,108,886 shares of Common Stock, par value of $0.001 per share.
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes  ☒    No  ☐
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

TEEKAY CORPORATION
INDEX TO REPORT ON FORM 20-F

PART I
This annual report of Teekay Corporation on Form 20-F for the year ended December 31, 2020 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

Unless otherwise indicated, references in this Annual Report to “Teekay,” “the Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries. References in this Annual Report to "Teekay LNG" refer to Teekay LNG Partners L.P. (NYSE: TGP), and to "Teekay Tankers" refer to Teekay Tankers Ltd. (NYSE: TNK). In addition, references in this Annual Report to "Altera" refer to Altera Infrastructure L.P., previously known as Teekay Offshore Partners L.P. (NYSE: TOO), which was a subsidiary of Teekay Corporation until September 2017, and an equity-accounted investment until May 8, 2019.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility and sources of liquidity to pursue capital expenditures, acquisitions and other expansion opportunities, including vessel acquisitions;
•our dividend policy and our ability to pay cash dividends on our shares of common stock or any increases in quarterly distributions, and the distribution and dividend policies of our publicly-listed subsidiaries, Teekay LNG and Teekay Tankers (or the Daughter Entities), including any increases in distribution or dividend levels of the Daughter Entities;
•our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next 12 months;
•our ability and plans to obtain financing for new projects and commitments (including Teekay Tankers’ recent declarations of purchase options on certain tankers), refinance existing debt obligations and fulfill our debt obligations;
•our plans for Teekay Parent, which excludes our interests in the Daughter Entities and includes Teekay Corporation and its remaining subsidiaries, to reduce or eliminate operational risk in any floating production, storage and offloading (or FPSO) units, and to increase its free cash flow per share, reduce its net debt and further strengthen its balance sheet;
•the expected scope, duration and effects of the novel coronavirus pandemic, including its impact on global supply and demand for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG), crude oil and petroleum products and fleet utilization, and the consequences of any future epidemic or pandemic crises;
•conditions and fundamentals of the markets in which we operate, including the balance of supply and demand in these markets and charter and spot rates, estimated growth in world fleets and vessel scrapping, and oil production, refinery capacity and competition for providing services;
•our expectations regarding tax liabilities, including whether applicable tax authorities may agree with our tax positions;
•our expectations as to the useful lives of our vessels;
•our future growth prospects;
•the impact of future changes in the demand for and price of oil, and the related effects on the demand for and price of natural gas;
•expected costs, capabilities, acquisitions and conversions, and the commencement of any related charters or other contracts;
•our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter or on a short-term charter contracts;
•our expectations regarding the ability of our customers to make charter payments to us;
•the possibility of future resumption of the LNG plant in Yemen operated by Yemen LNG Company Limited (or YLNG) and the expected repayment of deferred hire amounts from YLNG on Teekay LNG's two 52%-owned vessels, the Marib Spirit and Arwa Spirit;
•expected results of modifications of the M-type, Electronically Controlled, Gas Injection (or MEGI) engines in certain LNG carriers;
•our expectations regarding the timing and schedule for completion of the receiving and regasification terminal in Bahrain in accordance with all necessary conditions, requirements and applicable consents by Bahrain LNG W.L.L., a joint venture owned by Teekay LNG (30%), National Oil & Gas Authority (or NOGA) (30%), Gulf Investment Corporation (or GIC) (24%) and Samsung C&T (or Samsung) (16%) (or the Bahrain LNG Joint Venture), as well as the current and future performance of the terminal (including assumptions concerning its operational status) and our expectation of continued receipt of terminal use payments from the customer under its long-term contract;
•the status and outcome of any pending legal claims, actions or disputes;
•Teekay Tankers’ expected recovery of fuel price increases from the charterers of its vessels through higher rates for voyage charters;
•the future valuation or impairment of our assets, including goodwill;
•our expectations and estimates regarding future charter business, with respect to minimum charter hire payments, revenues and our vessels' ability to perform to specifications and maintain their hire rates in the future;
•compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•operating expenses, availability of crew and crewing costs, number of off-hire days, drydocking requirements and durations and the adequacy and cost of insurance, and expectations as to cost-saving initiatives;
•the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative and other contracts to fulfill their contractual obligations;
•the impact on us and the shipping industry of environmental liabilities and developments, including climate change;
•the impact of any sanctions on our operations and our ongoing compliance with such sanctions;
•the expected impact of the cessation of the London Inter-Bank Offered Rate (or LIBOR), Brexit, the adoption of the “Poseidon Principles” by financial institutions or any change in jurisdictional economic substance requirements;
•the impact and expected cost of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business, including, among others, the expected cost to install ballast water treatment systems (or BWTS) on our vessels;
•the impact of increasing scrutiny and changing expectations from investors, lenders, customers and other stakeholders with respect to environmental, social and governance (or ESG) policies and practices, and the Company’s ability to meet its corporate ESG goals;
•our ability to obtain all permits, licenses and certificates with respect to the conduct of our operations;
•the expectations as to the chartering of unchartered vessels;
•our entering into joint ventures or partnerships with companies;
•our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign currency exchange, interest rate and spot market rates on our business and results of operations;
•the potential impact of new accounting guidance or the adoption of new accounting standards; and
•our business strategy and other plans and objectives for future operations.
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
Item 1.Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2.Offer Statistics and Expected Timetable
Not applicable.
Item 3.Key Information
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay for fiscal years 2016 through 2020, which have been derived from our consolidated financial statements. The data below should be read in conjunction with the consolidated financial statements and the notes thereto and the Reports of the Independent Registered Public Accounting Firm thereon with respect to fiscal years in the three-year period ended December 31, 2020 (which are included herein) and “Item 5 – Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2020	2019	2018	2017	2016
Income Statement Data:	(in thousands of U.S. Dollars, except share and per share data)
Revenues	$1,815,672	$1,945,391	$1,707,758	$1,880,332	$2,328,569
Income from vessel operations (1)	314,579	204,042	164,319	6,700	384,290
Interest expense	(225,647)	(279,059)	(254,126)	(268,400)	(282,966)
Interest income	8,342	7,804	8,525	6,290	4,821
Realized and unrealized losses on non-designated derivative instruments	(35,857)	(13,719)	(14,852)	(38,854)	(35,091)
Equity income (loss)	77,333	(14,523)	61,054	(37,344)	85,639
Foreign exchange (loss) gain	(20,718)	(13,574)	6,140	(26,463)	(6,548)
Loss on deconsolidation of Altera (2)	—	—	(7,070)	(104,788)	—
Other loss	(18,062)	(14,475)	(2,013)	(53,981)	(39,013)
Income tax expense	(8,988)	(25,482)	(19,724)	(12,232)	(24,468)
Net income (loss)	90,982	(148,986)	(57,747)	(529,072)	86,664
Net (income) loss attributable to non-controlling interests	(173,915)	(161,591)	(21,490)	365,796	(209,846)
Net loss attributable to shareholders of Teekay Corporation	(82,933)	(310,577)	(79,237)	(163,276)	(123,182)
Per Common Share Data:
Basic and diluted loss attributable to shareholders of Teekay Corporation	(0.82)	(3.08)	(0.79)	(1.89)	(1.62)
Cash dividends declared	—	0.0550	0.2200	0.2200	0.2200
Balance Sheet Data (at end of year):
Cash and cash equivalents	$348,785	$353,241	$424,169	$445,452	$567,994
Restricted cash	57,105	101,626	81,470	106,722	237,248
Vessels and equipment	4,483,430	5,033,130	5,517,133	5,208,544	9,138,886
Net investments in direct financing and sales-type leases	528,641	818,809	575,163	495,990	660,594
Total assets	6,945,912	8,072,864	8,391,670	8,092,437	12,814,752
Total debt (3)	3,766,072	4,702,844	4,993,368	4,578,162	7,032,385
Capital stock and additional paid-in capital	1,057,319	1,052,284	1,045,659	919,078	887,075
Non-controlling interest	1,989,883	2,089,730	2,058,037	2,102,465	3,189,928
Total equity	2,471,291	2,571,593	2,867,028	2,879,656	4,089,293
Number of outstanding shares of common stock	101,108,886	100,784,422	100,435,210	89,127,041	86,149,975
Other Financial Data:
EBITDA (4)	$578,406	$438,423	$483,885	$231,099	$961,102
Adjusted EBITDA (4)	1,086,126	951,913	775,633	951,118	1,287,003
Total debt to total capitalization (5)	60.4%	64.6%	63.5%	61.4%	63.2%
Net debt to total net capitalization (6)	57.6%	62.3%	61.0%	58.3%	60.4%
Capital expenditures:
Expenditures for vessels and equipment	$26,507	$109,523	$693,792	$1,054,052	$648,326
(1)Income from vessel operations includes, among other things, the following:

	Years Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of U.S. Dollars)
Write-down and loss on sale	$(200,238)	$(170,310)	$(53,693)	$(270,743)	$(112,246)
Gain on commencement of sales-type lease	44,943	—	—	—	—
Restructuring charges	(10,719)	(12,040)	(4,065)	(5,101)	(26,811)
	$(166,014)	$(182,350)	$(57,758)	$(275,844)	$(139,057)
(2)On September 25, 2017, Teekay, Altera and Brookfield Business Partners L.P., together with its institutional partners (collectively, Brookfield), completed a strategic partnership (or the 2017 Brookfield Transaction), which resulted in the deconsolidation of Altera as of that date. For additional information regarding the deconsolidation of Altera, please read "Item 18 – Financial Statements: Note 13" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

(3)Total debt represents short-term debt, the current portion of long-term debt and long-term debt, and the current and long-term portion of obligations related to finance leases.
(4)EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before foreign exchange (loss) gain, other loss, write-down and loss on sale of assets, adjustments for direct financing and sales-type leases to a cash basis, amortization of in-process revenue contracts, credit loss provision adjustments, unrealized gains (losses) on derivative instruments, realized losses on stock purchase warrants and interest rate swaps, realized losses on interest rate swap amendments and terminations, loss on deconsolidation of Altera, write-downs related to equity-accounted investments, and our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits security holders in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity, or debt securities, as applicable.
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
The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income (loss).

	Year Ended December 31,
	2020	2019	2018	2017	2016
Income Statement Data:	(in thousands of U.S. Dollars)
Reconciliation of EBITDA and Adjusted EBITDA to Net income (loss)
Net income (loss)	$90,982	$(148,986)	$(57,747)	$(529,072)	$86,664
Income tax expense	8,988	25,482	19,724	12,232	24,468
Depreciation and amortization	261,131	290,672	276,307	485,829	571,825
Interest expense, net of interest income	217,305	271,255	245,601	262,110	278,145
EBITDA	578,406	438,423	483,885	231,099	961,102
Foreign exchange loss (gain) (a)	20,718	13,574	(6,140)	26,463	6,548
Other loss (b) (c)	18,062	14,475	2,013	53,981	39,013
Write-down and loss on sale	200,238	170,310	53,693	270,743	112,246
Gain on commencement of sales-type lease	(44,943)	—	—	—	—
Direct finance lease payments received in excess of revenue recognized	13,164	21,636	11,082	18,737	28,348
Amortization of in-process revenue contracts and other	(1,402)	(4,131)	(10,217)	(13,460)	(24,195)
Realized and unrealized losses on non-designated derivative instruments	35,857	13,719	14,852	38,854	35,091
Realized gains (losses) from the settlements of non-designated derivative instruments	(864)	1,532	—	2,047	(8,646)
Loss on deconsolidation of Altera	—	—	7,070	104,788	—
Adjustments related to equity (loss) income (d)	266,890	282,375	219,395	217,866	137,496
Adjusted EBITDA	1,086,126	951,913	775,633	951,118	1,287,003
(a)Foreign currency exchange loss (gain) includes an unrealized gain of $26.8 million in 2020 (2019 – loss of $13.2 million, 2018 – gain of $21.2 million, 2017 – gain of $82.7 million, and 2016 – gain of $75.0 million) on cross currency swaps.
(b)In June 2016, as part of its financing initiatives, Altera canceled the construction contracts for its two UMS newbuildings. As a result, Altera accrued for potential damages resulting from the cancellations and reversed contingent liabilities previously recorded that were relating to the delivery of the UMS newbuildings. This net loss provision of $23.4 million for the year ended December 31, 2016 was reported in other loss in our consolidated statement of income. The newbuilding contracts were held in Altera's separate subsidiaries and obligations of these subsidiaries were non-recourse to Altera.
(c)During the year ended December 31, 2016, the Company recorded a write-down of a cost-accounted investment of $19.0 million. This investment was subsequently sold in 2017, resulting in a gain on sale of $1.3 million. During 2017, the Company recognized an additional tax indemnification guarantee liability of $50.0 million relating to Teekay LNG's 70%-owned consolidated subsidiary Teekay Nakilat Corporation.
(d)Adjustments related to equity (loss) income is a non-GAAP financial measure and should not be considered as an alternative to equity income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments related to equity (loss) income exclude some, but not all, items that affect equity (loss) income, and these measures may vary among other companies. Therefore, adjustments related to equity (loss) income as presented in this Annual Report may not be comparable to similarly titled measures of other companies. Adjustments related to equity (loss) income includes depreciation and amortization, net interest expense, income tax expense, amortization of in-process revenue contracts, adjustments for direct financing and sales-type lease to a cash basis, write-down and loss (gain) on sales of vessels, realized and unrealized loss (gain) on derivative instruments and other items, realized loss (gain) on foreign currency forward contracts, and write-down and gain on sale of equity-accounted investments, in each case related to our equity-accounted entities, on the basis of our ownership percentages of such entities. Adjustments related to equity (loss) income are as follows:

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of U.S. Dollars)
Depreciation and amortization	53,065	68,921	111,019	82,706	69,702
Interest expense, net of interest income	112,259	99,567	98,731	57,956	45,962
Income tax expense	1,504	1,757	900	503	245
Amortization of in-process revenue contracts and other	(3,792)	(3,793)	(5,424)	(4,418)	(5,482)
Adjustments for direct financing and sales-type lease to a cash basis	38,118	24,574	19,486	14,402	13,231
Write-down and loss on sale	17,000	—	16,277	5,479	5,304
Other items including realized and unrealized loss (gain) on derivative instruments	48,736	18,746	(18)	12,667	8,534
Write-down and (gain) on sale of equity-accounted investments	—	72,603	(21,576)	48,571	—
Adjustments related to equity (loss) income	266,890	282,375	219,395	217,866	137,496
(5)Total capitalization represents total debt and total equity.
(6)Net debt is a non-GAAP financial measure. Net debt represents total debt less cash, cash equivalents and restricted cash. Total net capitalization represents net debt and total equity.
Risk Factors
Some of the risks summarized below and discussed in greater detail in the following pages relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common stock. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay interest or principal or dividends on, and the trading price of our public debt and common stock.
Risk Factor Summary
Risks Related to Our Industry
•Changes in the oil and natural gas markets could result in decreased demand for our vessels and services.
•A decline in natural gas or oil prices may adversely affect our growth prospects and results of operations.
•Adverse economic conditions, including disruptions in the global credit markets, could adversely affect our business, financial condition and results of operations.
•Marine transportation and oil production are inherently risky, and an incident involving loss or damage to a vessel, significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
•The cyclical nature of the tanker industry may lead to volatile changes in charter rates and significant fluctuations in the utilization of our vessels.
•The novel coronavirus (or COVID-19) pandemic is dynamic. The continuation of this pandemic, and the emergence of other epidemic or pandemic crises, could have material adverse effects on our business, results of operations, or financial condition.
•Terrorist attacks, increased hostilities, political change or war could lead to further economic instability, increased costs and business disruption.
•Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.
Risks Related to Our Business
•Adverse economic conditions or other developments may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.
•The intense competition in our markets may lead to reduced profitability or reduced expansion opportunities.
•The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.
•Our ability to repay or refinance debt obligations and to fund capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. We will need to obtain additional financing, which financing may limit our ability to make cash dividends and distributions, increase our financial leverage and result in dilution to our equityholders.
•Charter rates for conventional oil and product tankers may fluctuate substantially over time and may be lower when we are attempting to re-charter these vessels. Any changes in charter rates for LNG and LPG carriers could adversely affect redeployment opportunities.
•Current market conditions limit our access to capital and our growth.
•Our future performance and ability to secure future employment for our LNG and LPG vessels depends on continued growth in LNG production, demand and supply for LNG and LPG, and associated demand and supply for LNG and LPG shipping.

•Teekay LNG may have more difficulty entering into long-term, fixed-rate LNG time-charters if the active short-term, medium-term or spot LNG shipping markets continue to develop.
•Reductions to the value of the Teekay LNG common units and Teekay Tankers common stock pledged as collateral for our equity margin credit facility could result in breaches of such credit facility.
•Declining market values of our vessels could adversely affect our liquidity and result in breaches of our financing agreements.
•Over time, the value of our vessels may decline, which could result in both write-downs and an adverse effect on our operating results.
•We have recognized asset impairments in the past and we may recognize additional impairments in the future.
•Our cash flow depends substantially on the ability of our subsidiaries, primarily our Daughter Entities, to make distributions to us.
•Teekay Parent may need to divest assets or issue additional securities to raise capital to meet its future liquidity needs.
•Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.
•The duration of our FPSO contracts is the life of the relevant oil field or is subject to early termination options by the field operator or vessel charterer. If a unit is not redeployed or sold on termination of its contract, we may incur costs to decommission and scrap the unit.
•We have substantial debt levels and may incur additional debt.
•Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.
•Use of LIBOR is scheduled to cease, and interest rates on our LIBOR-based obligations may increase in the future.
•Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
•Our and many of our customers’ substantial operations outside the United States expose us and them to political, governmental and economic instability.
•Maritime claimants could arrest, or port authorities could detain, our vessels, which could interrupt our cash flow.
•Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.
•We and certain of our joint venture partners may be unable to attract and retain qualified, skilled employees or crew to operate our business.
•Exposure to currency exchange rate fluctuations results in fluctuations in our cash flows and operating results.
•Our operating results are subject to seasonal fluctuations.
•We may experience operational problems with vessels that reduce revenue and increase costs.
•Actual results of new technologies or technology upgrades may differ from expected results and affect our results of operations.
•Sanctions against key participants in the Yamal LNG Project could impede performance of the Yamal LNG Project.
•Failure, shutdown or other adverse events impacting the Yamal LNG Project may result in Teekay LNG’s inability to re-deploy the ARC7 LNG carriers.
•Teekay LNG or its joint venture partners may be unable to operate an LNG receiving and regasification terminal and may be exposed from time to time to conditions, developments, or requirements that may adversely affect Teekay LNG or its joint venture.
•Our joint venture arrangements impose obligations upon us but limit our control of the joint ventures.
•We depend on certain joint venture partners to assist us in operating our businesses and competing in our markets.
•We may be unable to realize benefits from acquisitions and growth through acquisitions may harm our financial condition and performance.
•The Daughter Entities may expend substantial sums during the construction of future potential newbuildings or upgrades to their existing vessels, without earning revenue and without assurance that they will be completed.
•We may make substantial capital expenditures to expand the size of our fleet and generally are required to make significant installment payments for acquisitions of newbuilding vessels. Depending on how we finance our expenditures, our financial leverage could increase or our shareholders could be diluted.
•Teekay Tankers’ U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports, which may limit its earnings in this area of its operations.
•Teekay Tankers’ full service lightering operations are subject to specific risks that could lead to accidents, oil spills or property damage.
Legal and Regulatory Risks
•Past port calls by our vessels, or third-party vessels from which we derived revenue sharing agreements (or RSA) revenues, to countries that are subject to sanctions imposed by the United States and the European Union could harm our business.
•Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK Criminal Finances Act, and other similar legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
•Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses.
•Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

•Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.
•Regulations relating to ballast water discharge may adversely affect our operational results and financial condition.
•Our operations may be subject to economic substance requirements in the Marshall Islands and other offshore jurisdictions.
Information and Technology Risks
•A cyber-attack could materially disrupt our business.
•Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks and potential fines.
Risks Related to an Investment in Our Securities
•Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
Tax Risks
•U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.
•We are subject to taxes. The imposition of taxes, including as a result of a change in tax law or accounting requirements, may reduce our cash available for distribution to shareholders.
Risks Related to Our Industry
Changes in the oil and natural gas markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting, production of oil, petroleum products, LNG and LPG depend upon world and regional oil, petroleum and natural gas markets. Any decrease in shipments of oil, petroleum products, LNG or LPG in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, petroleum products, LNG or LPG, and competition from alternative energy sources. A slowdown of the U.S. and world economies may result in reduced consumption of oil, petroleum products and natural gas and decreased demand for our vessels and services, which would reduce vessel earnings.

A decline in natural gas or oil prices may adversely affect our growth prospects and results of operations.

Oil prices are volatile and have recently reached their lowest levels since 1998 for certain crude oil grades. Low energy prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil. Low energy prices have adversely affected, and may continue to adversely affect energy and master limited partnership capital markets and available sources of financing for our capital expenditures and debt repayment obligations. A sustained low energy price environment may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of a number of factors, some of which may be beyond our control, including:

•fluctuations in worldwide and regional supply of, demand for and price of natural gas;
•the termination of production of oil at the fields we service, which may result in early termination of FPSO contracts;
•lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels, or which may result in extended periods of our vessels being idle between contracts;
•customers potentially seeking to renegotiate or terminate existing vessel contracts, failing to extend or renew contracts upon expiration, or seeking to negotiate cancelable contracts;
•the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
•declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

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

The United Kingdom exited the European Union (or EU) on January 31, 2020. On December 24, 2020, the United Kingdom reached a trade agreement with the EU. While the trade agreement did not impose any new tariffs or quotas on goods, there is a risk that the disruption of free movement between the United Kingdom and the EU could result in disruption of the exchange of people, business and services. As a result, uncertainty regarding the relationship between the United Kingdom and the EU following this exit may create economic instability in the United Kingdom and elsewhere, which could affect our operations, including our access to bank loans, and may lead to an adverse effect on our business. While we will seek to minimize associated risk by implementing mitigation plans, any such plans may not be effective.

Marine transportation and oil production are inherently risky, and an incident involving loss or damage to a vessel, significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.

Our vessels, crew and cargoes are at risk of being damaged, injured or lost because of events such as:

•marine disaster;
•bad weather or natural disasters;
•mechanical failures;
•grounding, fire, explosions and collisions;
•piracy (hijacking and kidnapping);
•cyber-attack;
•acute-onset illness in connection with global or regional pandemics or similar public health crises;
•mental health of crew members;
•human error; and
•war and terrorism.

An accident involving any of our vessels could result in any of the following:

•significant litigation with our customers and other third parties;
•death or injury to persons, loss of property or environmental damage or pollution;
•delays in the delivery of cargo;
•liabilities or costs to recover any spilled oil and to restore the environment affected by the spill;
•loss of revenues from or termination of charter contracts;
•governmental fines, penalties or restrictions on conducting business;
•higher insurance rates; and
•damage to our reputation and customer relationships generally.

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

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenue we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. If the tanker market is depressed, our earnings may decrease, particularly with respect to the conventional tanker vessels owned by Teekay Tankers, which accounted for approximately 49% of our consolidated revenues during each of 2020 and 2019. These vessels are primarily employed on the spot-charter market, which is highly volatile and fluctuates based upon tanker and oil supply and demand. Declining spot rates in a given period generally will result in corresponding declines in operating results for that period. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt obligations. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for tanker capacity include:

•demand for oil and oil products;
•supply of oil and oil products;
•regional availability of refining capacity;
•global and regional economic and political conditions;
•the distance oil and oil products are to be moved by sea;
•demand for floating storage of oil; and
•changes in seaborne and other transportation patterns.

Factors that influence the supply of tanker capacity include:

•the number of newbuilding deliveries;
•the scrapping rate of older vessels;
•conversion of tankers to other uses;
•the number of vessels that are out of service; and
•environmental concerns and regulations.

Changes in demand for transportation of oil over longer distances and in the supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.

The COVID-19 pandemic is dynamic. The continuation of this pandemic, and the emergence of other epidemic or pandemic crises, could have material adverse effects on our business, results of operations, or financial condition.

The novel coronavirus pandemic is dynamic, including the developments of variants of the virus, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic, and any future epidemic or pandemic crises, could result in direct and indirect adverse effects on our industry and customers, which in turn may impact our business, results of operations and financial condition. Although global demand for LNG has remained relatively stable, the pandemic has resulted and may continue to result in a significant decline in global demand for LPG, crude oil and petroleum products. As our business includes the transportation of LNG, LPG, oil and petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. COVID-19 has been a contributing factor to the decline in spot tanker rates and short-term time charter rates since mid-May 2020 and has also increased certain crewing-related costs, which has reduced our cash flows, and was a contributing factor to the non-cash write-down of certain of Teekay LNG's multi-gas vessels, certain tankers owned by Teekay Tankers and one FPSO unit, as described in "Item 18 – Financial Statements: Note 18 - Write-down and Loss on Sale.”

Other effects of the current pandemic include, or may include, among others:

•disruptions to our operations as a result of the potential health impact on our employees and crew, and on the workforces of our customers and business partners;
•disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions (including for any of our onshore personnel or any of our crew members to timely embark or disembark from our vessels), increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements;
•potential delays in the loading and discharging of cargo on or from our vessels, and any related off hire due to quarantine, worker health, vetting requirements, or regulations, which in turn could disrupt our operations and result in a reduction of revenue;
•potential shortages or a lack of access to required spare parts for our vessels, or potential delays in any repairs to, scheduled or unscheduled maintenance or modifications, or drydocking of, our vessels, as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions;
•potential delays in vessel inspections and related certifications by class societies, customers or government agencies;
•potential reduced cash flows and financial condition, including potential liquidity constraints;
•reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to declines in global financial markets, including to the prices of publicly-traded securities of us, our peers and of listed companies generally;
•a reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;
•a decline in the market value of our vessels, which may cause us to (a) incur additional impairment charges or (b) breach certain covenants under our financing agreements (including our secured facility agreements and financial leases) relating to vessel-to-loan covenants; and
•potential deterioration in the financial condition and prospects of our customers, or joint venture or business partners, or attempts by customers or third parties to invoke force majeure contractual clauses as a result of delays or other disruptions.
Although disruption and effects from the COVID-19 pandemic may be temporary or moderated by expanding vaccine accessibility, given the dynamic nature of these circumstances and the worldwide nature of our business and operations, the duration of any potential business disruption and the related potential financial impact to us cannot be reasonably estimated at this time but could materially affect our business, results of operations and financial condition in the future.

Terrorist attacks, increased hostilities, political change or war could lead to further economic instability, increased costs and business disruption.

Terrorist attacks, and the current or future conflicts in Libya, the Middle East, East Asia, South East Asia, West Africa and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Recent hostilities in the Middle East especially among Qatar, Saudi Arabia, the United Arab Emirates, Iran, Yemen and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute to economic instability and disruption of oil, LNG and LPG production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and or our ability to conduct business.

In addition, oil facilities, shipyards, vessels, pipelines and oil fields could be targets of future terrorist attacks and warlike operations and our vessels could be targets of hijackers, terrorists or warlike operations. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil, LNG and LPG to be shipped by us could entitle customers to terminate charters, which would harm our cash flow and business.

Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy incidents in the Southern Red Sea, Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent risk of piracy and/or armed robbery in the Straits of Malacca, Sulu & Celebes Sea, Gulf of Mexico and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which are incurred to the extent we employ on-board security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Risks Related to Our Business

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

One of our objectives is to enter into additional long-term, fixed-rate charters for our LNG and LPG carriers. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We expect competition for providing services for potential gas and offshore projects from other experienced companies, including state-sponsored entities. Our competitors may have greater financial resources than us. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. No customer accounted for over 10% of our consolidated revenues during 2020 (2019 – one customer for 12%, or $227.6 million; 2018 – one customer for 11%, or $195.0 million). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if:

•the customer fails to make payments because of its financial inability, disagreements with us or otherwise;
•we agree to reduce the payments due to us under a contract because of the customer’s inability to continue making the original payments;
•upon our breach of the relevant contract, the customer exercises certain rights to terminate the contract;
•the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the contract;
•under some of our contracts, the customer terminates the contract because of the termination of the customer's sales agreement or a prolonged force majeure affecting the customer, including damage to or destruction of relevant facilities, war or political unrest preventing us from performing services for that customer; or
•the customer becomes subject to applicable sanctions laws which prohibit our ability to lawfully charter our vessel to such customer.

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

Two of the six MALT LNG Carriers in Teekay LNG's 52%-owned MALT Joint Venture, the Marib Spirit and Arwa Spirit, were chartered-out to Yemen LNG under long-term charter contracts with YLNG. However, due to the political unrest in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrently with the expiration of the most recent deferral arrangement, in April 2019, the MALT Joint Venture entered into a suspension agreement with YLNG (the Suspension Agreement) pursuant to which the MALT Joint Venture and YLNG agreed to suspend the two charter contracts for a period of up to three years from the date of the agreement.

Our ability to repay or refinance debt obligations and to fund capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. We will need to obtain additional financing, which financing may limit our ability to make cash dividends and distributions, increase our financial leverage and result in dilution to our equityholders.

To fund existing and future debt obligations and capital expenditures and to meet the minimum liquidity requirements under the financial covenants in our credit facilities, we will be required to obtain additional sources of financing, in addition to amounts generated from operations. These anticipated sources of financing include raising additional debt and capital, including equity issuances.

Our ability to obtain external financing may be limited by our financial condition at the time of any such financing as well as by adverse market conditions in general. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash dividends or distributions to security holders or operate our businesses as currently conducted. In addition, issuing additional equity securities may result in significant equityholder dilution and would increase the aggregate amount of cash required to maintain quarterly dividends and distributions. The sale of certain assets will reduce cash from operations and the cash available for distribution to equityholders. For more information on our liquidity requirements, please read “Item 18 – Financial Statements: Note 16b – Commitments and Contingencies – Liquidity."

Charter rates for conventional oil and product tankers may fluctuate substantially over time and may be lower when we are attempting to re-charter these vessels, which could adversely affect our operating results. Any changes in charter rates for LNG carriers and LPG carriers could also adversely affect redeployment opportunities for those vessels.

Our ability to re-charter our conventional oil and product tankers following expiration of existing time-charter contracts and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the conventional tanker market. Conventional oil and product tanker trades are highly competitive and have experienced significant fluctuations in charter rates based on, among other things, oil, refined petroleum product and vessel demand. For example, an oversupply of conventional oil tankers can significantly reduce their charter rates. There also exists volatility in charter rates for LNG and LPG carriers, which could also adversely affect redeployment opportunities for those vessels. If upon scheduled expiration or any early termination we are unable to renew or replace fixed-rate charters on favorable terms, if at all, or if we choose not to renew or replace fixed-rate charters, we may employ applicable vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.

Current market conditions limit our access to capital and our growth.

We have relied primarily upon bank financing and debt and equity offerings, primarily by the Daughter Entities, to fund our growth. Current market conditions generally in the energy and shipping sectors and for master limited partnerships have significantly reduced our and the Daughter Entities’ access to capital, particularly equity capital, compared to periods prior to mid-2014. Issuing additional common equity given current market conditions is more dilutive and costly than it has been in the past. Lack of access to debt or equity capital at reasonable rates would adversely affect our growth prospects and our ability to refinance debt and pay dividends to our equityholders.

Our future performance and ability to secure future employment for our LNG and LPG vessels depends on continued growth in LNG production, demand and supply for LNG and LPG, and associated demand and supply for LNG and LPG shipping.

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

Expansion of the LNG and LPG shipping sectors depends on growth in world and regional demand and supply for LNG and LPG and marine transportation of LNG and LPG, as well as the supply of LNG and LPG. Demand or supply for LNG and LPG and for the marine transportation of LNG and LPG could be negatively affected by a number of factors, such as:

•increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;
•increases in the cost of LPG relative to the cost of naphtha and other competing petrochemicals;
•increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;
•decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;
•increases in availability of additional sources of natural gas, including shale gas;
•increases in the number of LNG or LPG newbuilding vessels, which could lead to an oversupply of vessels in the market and in turn create downward pressure on the demand for LNG and LPG shipping services;

•changes in weather patterns leading to warmer winters in the Northern Hemisphere and lower gas demand in the tradition peak heating season;
•increases in availability of alternative or renewable energy sources; and
•negative global or regional economic or political conditions, particularly in LNG and LPG consuming regions, which could reduce energy consumption or its rate of growth, including labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification.
Furthermore, spot charter rates initially came under pressure commencing in February 2020 due to the impact of the COVID-19 pandemic. In addition, trading prices of our equity securities have been volatile due in part to the recent impact of the pandemic on the energy and financial markets overall. The ongoing pandemic may significantly impact global economic activity (including the demand for LNG and LPG, and associated shipping rates, which may in turn negatively affect our spot chartered vessels) and may disrupt, delay or lead to cancellations of the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which in turn could negatively affect our business, results of operations and financial condition.
Reduced demand for LNG and LPG shipping could have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Teekay LNG may have more difficulty entering into long-term, fixed-rate LNG time-charters if the active short-term, medium-term or spot LNG shipping markets continue to develop.

LNG shipping historically has been transacted with long-term, fixed-rate time-charters, usually with terms ranging from 15 to 20 years. One of Teekay LNG’s principal strategies is to enter into additional long-term, fixed-rate LNG time-charters. In recent years, the amount of LNG traded on a spot and short-term basis (defined as contracts with a duration of three years or less) has been increasing.

If the active spot, short-term or medium-term markets continue to develop, Teekay LNG may have increased difficulty entering into long-term, fixed-rate time-charters for its LNG carriers and, as a result, its cash flow may decrease and be less stable. In addition, an active short-term, medium-term or spot LNG shipping market may require Teekay LNG to enter into charters with rates based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in its cash flow in periods when the market price for shipping LNG is depressed.

Reductions to the value of the Teekay LNG common units and Teekay Tankers common stock pledged as collateral for our equity margin credit facility could result in breaches of such credit facility.

Teekay Parent’s $150 million equity margin revolving credit facility is secured by common units of Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay Parent. Availability under the credit facility relates to the value of the common units and common stock pledged as collateral for the facility. The value of the pledged securities of Teekay LNG and Teekay Tankers will likely vary significantly over time due to various factors affecting the trading prices of such securities, including many factors outside our or their control. If the value of the collateral were to decline and to cause loan-to-value requirements in the credit facility not to be satisfied, and we are unable to effect a cure within the applicable grace period, our lenders could accelerate our debt and require us to repay all outstanding amounts in full and/or terminate the commitments under the facility. If we are unable to repay such amounts from our liquidity reserves or other sources of financing, our lenders could enforce on our collateral security under the facility (including the pledged securities), which could adversely affect our business, results of operations and financial condition. No amount is drawn under the equity margin revolving credit facility as of the date of this Annual Report.

Declining market values of our vessels could adversely affect our liquidity and result in breaches of our financing agreements.

Market values of vessels fluctuate depending upon general economic and market conditions affecting relevant markets and industries and competition from other shipping companies and other modes of transportation. In addition, as vessels become older, they generally decline in value. Declining vessel values could adversely affect our liquidity by limiting our ability to raise cash by refinancing vessels. Declining vessel values could also result in a breach of loan and obligations under finance lease covenants and events of default under certain of our credit facilities that require us to maintain certain loan-to-value ratios. If we are unable to cure any such breach within the prescribed cure period in a particular financing facility, the lenders under these facilities could accelerate our debt or obligations under finance lease and foreclose on our vessels pledged as collateral or require an early termination of the credit facility or finance lease. In certain circumstances, such a breach could result in cross-defaults under our other financing agreements. As of December 31, 2020, the total outstanding debt credit facilities and obligations under finance leases with this type of loan-to-value covenant tied to conventional tanker values was $609.6 million and tied to LNG carrier values was $359.4 million. We have nine financing arrangements that require us to maintain vessel value to outstanding loan and lease principal balance ratios ranging from 77.5% to 135%. As of December 31, 2020, we were in compliance with these required ratios.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

Vessel values for oil and product tankers, and LNG and LPG carriers can fluctuate substantially over time due to a number of different factors, including:

•prevailing economic conditions in oil and energy markets;
•a substantial or extended decline in demand for oil or natural gas;
•increases in the supply of vessel capacity;
•the age of the vessel relative to other alternative vessels that are available in the market;
•competition from more technologically advanced vessels; and

•the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.
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

Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant impairment charge against our earnings. Such a determination involves numerous assumptions and estimates, some of which require more discretion and are less predictable. We recognized asset impairment charges of $188.7 million, $182.3 million and $53.9 million in 2020, 2019, and 2018, respectively. The 2020 charge included impairments of $70.7 million for two of our FPSO units, the Petrojarl Banff and Sevan Hummingbird, $51.0 million for seven of Teekay LNG’s multi-gas carriers and $67.0 million for nine of Teekay Tankers’ Aframax tankers. The 2019 charge included impairments of $178.3 million for three of our FPSO units, the Petrojarl Banff, Sevan Hummingbird and Petrojarl Foinaven. The FPSO units were fully written down in 2020. If a unit is not redeployed or sold on termination of its contract, we may incur costs to decommission and scrap the unit.

We have recognized asset impairments in the past and we may recognize additional impairments in the future, which will reduce our earnings and net assets.

If we determine at any time that an asset has been impaired, we may need to recognize an impairment charge that will reduce our earnings and net assets. We review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when an asset's carrying value is greater than the estimated undiscounted future cash flows the asset is expected to generate over its remaining useful life. We review our goodwill for impairment annually and if a reporting unit's goodwill carrying value is greater than the estimated fair value, the goodwill attributable to that reporting unit is impaired. We evaluate our investments in equity-accounted joint ventures for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value.

Our cash flow depends substantially on the ability of our subsidiaries, primarily our Daughter Entities, to make distributions to us.

The source of our cash flow includes cash distributions and dividends from our subsidiaries, primarily Teekay LNG and Teekay Tankers. The amount of cash our subsidiaries can distribute to us principally depends upon the amount of distributions or dividend declared by each of their Boards of Directors and the amount of cash they generate from their operations. Teekay LNG has paid a quarterly distribution of $0.25 per common unit commencing with its quarterly distribution paid in May 2020 and anticipates increasing the distribution amount to $0.2875 per common unit commencing with the first quarter of 2021 quarterly distributions to be paid in May 2021. Teekay Tankers has not paid a quarterly dividend since March 2018, as it focuses on building net asset value through balance sheet delevering and reducing its cost of capital.

The amount of cash our subsidiaries generate from their operations may fluctuate from quarter-to-quarter based on, among other things:

•the rates they obtain from their charters, voyages and contracts;
•the price and level of production of, and demand for, crude oil, LNG and LPG;
•the level of their operating costs, such as the cost of crews and repairs and maintenance;
•the number of off-hire days for their vessels and the timing of, and number of days required for, dry docking of vessels;
•the rates, if any, at which our subsidiaries may be able to redeploy vessels, after they complete their charters or contracts and are redelivered to us;
•the rates, if any, at which Teekay Tankers can deploy tankers in the spot market;
•delays in the delivery of any future newbuildings or in any future conversions of upgrades of existing vessels, and the beginning of payments under charters relating to those vessels;
•the utilization levels of their vessels trading in the spot or short-term market;
•prevailing global and regional economic and political conditions;
•currency exchange rate fluctuations; and
•the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of business.

The actual amount of cash our subsidiaries have available for distribution also depends on other factors such as:

•the level of their capital expenditures, including for maintaining vessels or converting existing vessels for other uses and complying with regulations;
•their debt service and cash reserve requirements, financial covenants and restrictions on distributions contained in their debt agreements, including financial ratio covenants which may indirectly restrict loans, distributions or dividends;
•fluctuations in their working capital needs;
•their ability to make working capital borrowings; and
•the amount of any cash reserves, including reserves for future working capital and other matters, established by the Boards of Directors of the Daughter Entities at their discretion.

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

Teekay Parent may need to divest assets or issue additional securities to raise capital to meet its future liquidity needs.

As at December 31, 2020, Teekay Parent had total cash and cash equivalents of $44.8 million and total liquidity, including cash, cash equivalents and undrawn credit facilities, of $173.4 million. As at December 31, 2020, the outstanding principal amounts of Teekay Parent’s 9.25% senior notes that mature in November 2022 and of its 5.0% convertible senior notes that mature in January 2023 were $243.4 million and $112.2 million, respectively. If we are unable to meet these or other liquidity needs or to refinance these future obligations, we may need to evaluate alternatives such as divesting of interests in the Daughter Entities or other assets or seeking to raise capital through the issuance of debt, hybrid or equity securities. However, there can be no assurance that we would be able to complete any such transactions on acceptable terms, if at all.

Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.

The operation of oil and product tankers, lightering vessels, oil and gas transfer operations, LNG and LPG carriers, FPSO units and LNG Facilities is inherently risky. Although we carry hull and machinery (marine and war risk) and protection and indemnity insurance, and other liability insurance covers, all risks may not be adequately insured against, and any particular claim may not be paid or paid in full. In addition, only certain of our LNG and LPG carriers carry insurance covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. In addition, the cost of this protection and indemnity coverage has significantly increased and may continue to increase. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a total loss of a vessel.

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

Changes in the insurance markets attributable to structural changes in insurance markets, economic factors, the impact of the COVID-19 pandemic, outbreaks of communicable diseases, terrorist attacks, environmental catastrophes or political changes may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage or be available only with restrictive terms.

The duration of our FPSO contracts is the life of the relevant oil field or is subject to early termination options by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is terminated early or not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy, sell or scrap the affected vessels.

As at December 31, 2020, we had two FPSO units operating in our fleet. The duration of our FPSO contract for the Sevan Hummingbird FPSO unit is subject to early termination options. The likelihood of the contract being terminated early may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy the unit at rates at least equal to those under the existing contract, if at all, our operating results will be harmed. Any potential redeployment may not be under a long-term contract, which may affect the stability of our business and operating results. If the unit is not redeployed or sold, we may incur costs to decommission and scrap the unit.

On termination of the FPSO contract for the Petrojarl Foinaven FPSO unit, it will be recycled in accordance with EU ship recycling regulations. We expect to receive a lump sum payment from the customer at the end of the contract, which may not cover the costs of recycling the FPSO unit.

Factors that may affect an operator’s decision to initiate or continue production include: changes in oil prices; capital budget limitations; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; the quality of drilling prospects in the area; and regulatory changes. The rate of oil production at fields we service may decline from existing or future levels, and may be terminated, which could harm our business and operating results. Oil production levels are affected by several factors, all of which are beyond our control, including: geologic factors, including general declines in production that occur naturally over time; mechanical failure or operator error; the rate of technical developments in extracting oil and related infrastructure and implementation costs; and operator decisions based on revenue compared to costs from continued operations.
In the first quarter of 2020, CNR International (U.K.) Limited (or CNRI) provided formal notice to Teekay of its intention to decommission the Banff field and remove the Petrojarl Banff FPSO and the Apollo Spirit FSO from the field in 2020. The oil production under the existing contract for the Petrojarl Banff FPSO unit ceased on June 1, 2020, at which time Teekay Parent began incurring decommissioning/asset retirement costs. The actual asset retirement and decommissioning costs may exceed our current estimates.

We have substantial debt levels and may incur additional debt.

As of December 31, 2020, our consolidated long-term debt and obligations related to finance leases totaled $3.8 billion and we had the capacity to borrow an additional $0.6 billion under our revolving credit facilities. These credit facilities may be used by us for general corporate purposes. In addition to our consolidated debt, our total proportionate interest in debt of joint ventures we do not control was $2.1 billion as of December 31, 2020, of which Teekay Tankers or Teekay LNG has guaranteed $1.2 billion and the remaining $0.9 billion has limited or no recourse to Teekay LNG. Our consolidated debt, finance lease obligations and joint venture debt could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including:

•our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes, and our ability to refinance our credit facilities may be impaired or such financing may not be available on favorable terms, if at all;
•we will need to use a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities, repurchases of equity securities and dividends to shareholders;
•our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and
•our debt level may limit our flexibility in obtaining additional financing, pursuing other business opportunities and responding to changing business and economic conditions.

Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our profit margins, results of operations and our ability to service our debt and finance lease obligations. In accordance with our risk management policy, we use interest rate swaps on certain of our debt and cross currency swaps on the NOK bonds to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. However, any hedging activities entered into by us may not be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2020, that are sensitive to changes in interest rates, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk."

Use of LIBOR is currently scheduled to cease in the future, and interest rates on our LIBOR-based obligations may increase in the future.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. In March 2021, the UK Financial Conduct Authority, which regulates LIBOR, announced that it will cease the publication of LIBOR after December 31, 2021, with the exception of certain tenors of U.S. dollar LIBOR which will cease publication after June 30, 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after the scheduled expiration dates, or if alternative rates will be adopted. Global regulators are working with the financial sector to transition away from the use of LIBOR and towards the adoption of alternative reference rates. For example, the U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities (or SOFR). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market acceptance as a LIBOR replacement tool remains in question and there can be no assurance that the transition to a new benchmark rate or other financial metric will be an adequate alternative to LIBOR or produce the economic equivalent of LIBOR. As a result, it is not possible at this time to know the ultimate impact that a phase-out of LIBOR may have.

While some of the agreements governing our revolving credit facilities, term loan facilities, interest rate swaps and finance lease facilities provide for an alternate method of calculating interest rates in the event that a LIBOR rate is unavailable, if LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, there may be adverse impacts on the financial markets generally and interest rates on borrowings under our revolving credit facilities, term loan facilities, interest rate swaps and finance lease facilities may be materially adversely affected.

In addition, we may need to renegotiate certain LIBOR-based revolving credit facilities, term loan facilities, interest rate swaps and finance lease facilities, which could adversely impact our cost of debt. There can be no assurance that we will be able to modify existing documentation or renegotiate existing transactions before the discontinuation of LIBOR.

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

The operating and financial restrictions and covenants in our revolving credit facilities, term loans, lease obligations, indentures and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements restrict our ability to:

•incur additional indebtedness and guarantee indebtedness;
•pay dividends or make other distributions or repurchase or redeem our capital stock;
•prepay, redeem or repurchase certain debt;
•issue certain preferred shares or similar equity securities;
•make loans and investments;
•enter into a new line of business;

•incur or permit certain liens to exist;
•enter into transactions with affiliates;
•create unrestricted subsidiaries;
•transfer, sell, convey or otherwise dispose of assets;
•make certain acquisitions and investments;
•enter into agreements restricting our subsidiaries’ ability to pay dividends; and
•consolidate, merge or sell all or substantially all of our assets.
In addition, certain of our debt agreements require us to comply with certain financial covenants. Our ability to comply with covenants and restrictions contained in debt instruments and finance lease obligations may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any such events were to occur, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our financing agreements or indentures and we are unable to cure such breach within the prescribed cure period, our obligations may, at the election of the relevant lender, become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans available to us may terminate. In certain circumstances, this could lead to cross-defaults under our other financing agreements which in turn could result in obligations becoming due and commitments being terminated under such agreements. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans and finance leases or our need to sell assets or take other actions in order to meet our debt obligations.

Furthermore, the termination of any of our charter contracts by our customers could result in the repayment of the debt facilities to which the chartered vessels relate.

Our and many of our customers’ substantial operations outside the United States expose us and them to political, governmental and economic instability, which could harm our operations.

Because our operations, and the operations of certain of our customers, are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we or our customers engage in business, or where our vessels are registered. Any disruption caused by these factors could harm our business, including through reduction in the levels of oil exploration, development and production activities in these areas or restricting the pool of customers. We derive some of our revenues from shipping oil and gas from politically and economically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping.

Hostilities, strikes, or other political or economic instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate, or to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, could harm our business and ability to make cash distributions. For example, general trade tensions between the United States and China escalated in 2018 and continued through much of 2019, with the United States imposing a series of tariffs on China and China responding by imposing tariffs on United States products. Although during the last quarter of 2019, the United States and China negotiated an agreement to reduce trade tensions which became effective in February 2020, our business could be harmed by increasing trade protectionism or trade tensions between the United States and China, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries. In addition, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

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

Actual results of new technologies or technology upgrades may differ from expected results and affect our results of operations.

Teekay LNG has invested and is investing in vessel technology upgrades such as MEGI engines and other equipment and designs for certain LNG carriers, including, among other things, to improve fuel efficiency and vessel performance. These new engine designs and other equipment may not perform to expectations during actual operations, which may result in our exposure to performance claims based on failure to achieve specified performance requirements included in certain charter party agreements. During certain operations, actual fuel consumption for Teekay LNG’s MEGI LNG carriers may exceed specified levels in certain charter party agreements, which may result in reimbursement by Teekay LNG to the charterer for the cost of the excess fuel consumed. Teekay LNG is in the process of installing additional equipment on certain of its MEGI LNG carriers to lower fuel consumption on these vessels. Continued reimbursement obligations, unrecovered capital expenditures, delays in the installation of the equipment, or new equipment installations not performing to our expectations could harm our results of operations or financial condition.

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

In September 2019, OFAC imposed sanctions on COSCO Shipping Tanker (Dalian) Co., Ltd. (or COSCO Dalian). At the time, COSCO Dalian owned 50% of China LNG Shipping (Holdings) Limited (or CLNG), which in turn, owns a 50% interest in our Yamal LNG joint venture (or the Yamal LNG Joint Venture), which owns six on-the-water ARC7 LNG carriers. As a result of COSCO Dalian’s 50% ownership of CLNG and CLNG’s 50% interest in the Yamal LNG Joint Venture, both CLNG and the joint venture at the time qualified as “Blocked Persons" under OFAC's deeming rules. In October 2019, the COSCO group completed an ownership restructuring on arms'-length terms pursuant to which its 50% interest in CLNG was transferred from COSCO Dalian to a non-sanctioned COSCO entity, which automatically resulted in CLNG and the Yamal LNG Joint Venture no longer being classified as “Blocked Persons.” Although, CLNG and, by implication, our Yamal LNG Joint Venture were absolved from sanctions as a result of the October 2019 restructuring, OFAC subsequently lifted its sanctions against COSCO Dalian in January 2020. We do not expect any material financial impact to us from these resolved issues.

Future sanctions may prohibit the Yamal LNG Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on our financial condition, results of operations and ability to make cash distributions on our units.

In addition to the Yamal LNG Joint Venture, participants in other projects in which we are involved (including, with respect to such other projects, our joint venture partners, customers, and their respective shareholders or management) may be subject to sanctions, which sanctions may have a material adverse effect on the success of those projects or our joint ventures and, in turn, on our business, financial condition and results of operations.

Failure, shutdown or other adverse events impacting the Yamal LNG Project may result in Teekay LNG's inability to re-deploy the ARC7 LNG carriers.

The charter party under the Yamal LNG Joint Venture’s time-charter contracts for the Yamal LNG Project is Yamal Trade Pte. Ltd., a wholly-owned subsidiary of Yamal LNG, the project’s sponsor. If the Yamal LNG Project were to shut down or face other adverse events, in either case on a permanent or even temporary basis, Teekay LNG may be unable to redeploy the ARC7 LNG carriers under other time-charter contracts or may be forced to scrap the vessels. Any such events could adversely affect our results of operations and Teekay LNG's ability to make cash distributions.

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

For financial or strategic reasons, we conduct a portion of our business through joint ventures. Generally, we are obligated to provide proportionate financial support for the joint ventures although our control of the business entity may be substantially limited. Due to this limited control, we generally have less flexibility to pursue our own objectives through joint ventures or to access available cash of the joint ventures than we would with our own subsidiaries. There is no assurance that our joint venture partners will continue their relationships with us in the future or that we will be able to achieve our financial or strategic objectives relating to the joint ventures and the markets in which they operate. In addition, our joint venture partners may have business objectives that are inconsistent with ours, experience financial and other difficulties (including under relevant sanctions and anti-bribery and corruption laws) that may affect the success of the joint venture or be unable or unwilling to fulfill their obligations under the joint ventures, which may affect our financial condition or results of operations. In addition, we do not have control over the operations of, nor do we have any legal claim to the revenues and expenses of our equity-accounted investments. Consequently, the cash flow generated by our equity-accounted investments may not be available for use by us in the period that such cash flows are generated, if at all.

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

Our ability to compete for certain projects, enter into new charters, secure financings and expand our customer relationships depends in part on our ability to leverage our relationship with our joint venture partners and their reputation and relationships in the shipping industry. If our joint venture partners suffer material damage to its financial condition, reputation or relationships, it may harm the ability of us or our subsidiaries to:

•renew existing charters and contracts of affreightment upon their expiration;
•obtain new charters and contracts of affreightment;
•successfully interact with shipyards during periods of shipyard construction constraints;
•obtain financing on commercially acceptable terms, if at all; or
•maintain satisfactory relationships with suppliers and other third parties.

If our or our subsidiaries’ ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

We may be unable to make or realize expected benefits from acquisitions and growth through acquisitions may harm our financial condition and performance.

A principal component of our long-term strategy is to continue to grow by expanding our business both in the geographic areas and markets where we have historically focused as well as into new geographic areas, market segments and services. We may not be successful in expanding our operations and any expansion may not be profitable. In order to achieve growth, we may acquire new companies or businesses which transactions may involve business risks commonly encountered in acquisitions of companies, including:

•interruption of, or loss of momentum in, the activities of one or more of an acquired company’s businesses and our businesses;
•additional demands on members of our senior management while integrating acquired businesses, which would decrease the time they have to manage our existing business, service existing customers and attract new customers;
•difficulties identifying suitable acquisition candidates;
•difficulties integrating the operations, personnel and business culture of acquired companies;
•difficulties coordinating and managing geographically separate organizations;
•adverse effects on relationships with our existing suppliers and customers, and those of the companies acquired;
•difficulties entering geographic markets or new market segments in which we have no or limited experience; and
•loss of key officers and employees of acquired companies.

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

The Daughter Entities may expend substantial sums during the construction of potential future newbuildings or upgrades to their existing vessels, without earning revenue and without assurance that they will be completed.

We may be required to expend substantial sums as progress payments during the construction of any potential future newbuildings or any vessel upgrades, but we may not derive any revenue from the vessel until after its delivery or completion of such upgrades. In addition, under some of our time charters if our delivery of a vessel to a customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated charges.

Our newbuilding financing commitments typically have been pre-arranged. However, if we are unable to obtain financing required to complete payments on any potential future newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made.

We may make substantial capital expenditures to expand the size of our fleet and generally are required to make significant installment payments for acquisitions of newbuilding vessels. Depending on whether we finance our expenditures through cash from operations or by incurring debt or issuing equity securities, our financial leverage could increase, or our shareholders could be diluted.

We regularly evaluate and pursue opportunities to provide the marine transportation requirements for new or expanding LNG and LPG projects. The award process relating to LNG transportation opportunities typically involves various stages and takes several months to complete. We may not be awarded charters relating to any of the projects we pursue. If we bid on and are awarded contracts relating to any LNG and LPG projects, we will need to incur significant capital expenditures to build the related LNG and LPG carriers.

To fund any future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in obtaining necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. Issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to pay quarterly dividends.

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

Lightering is subject to specific risks arising from the process of safely bringing two large moving tankers next to each other and mooring them for lightering operations. These operations require a high degree of expertise and present a higher risk of collision compared to when docking a vessel or transferring cargo at port. Lightering operations, similar to marine transportation in general, are also subject to risks due to events such as mechanical failures, human error, and weather conditions.
Legal and Regulatory Risks
Past port calls by our vessels, or third-party vessels from which we derived RSA revenues, to countries that are subject to sanctions imposed by the United States and the European Union may impact investors’ decisions to invest in our securities.

The United States has imposed sanctions on several countries or regions such as Cuba, North Korea, Syria, Sudan, Iran, Yemen and Venezuela. The EU lifted its previously enacted sanctions on Iran in January 2016. At that time, the U.S. lifted its secondary sanctions on Iran which applied to foreign persons but has retained its primary sanctions which apply to U.S. entities and their foreign subsidiaries. In the past, conventional oil tankers owned or chartered-in by us, or third-party vessels participating in RSAs from which we derive revenue, made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions at the time, and we intend to maintain our compliance with all U.S. and EU sanctions. In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil or gas to or from Iran or Syria.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK Criminal Finances Act and other similar legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (or the FCPA), the Bribery Act 2010 of the United Kingdom (or the UK Bribery Act) and the Criminal Finances Act 2017 of the United Kingdom (the CFA). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption and anti-money laundering laws, including the FCPA, the UK Bribery Act and the CFA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions which are in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. The IMO has also established progressive standards limiting emissions from ships starting from 2023 towards 2030 and 2050 goals. These and other laws or regulations may require significant additional capital expenditures or operating expenses in order for us to comply with the laws and regulations and maintain our vessels in compliance with international and national regulations. In addition, the higher emissions of Teekay LNG’s steam vessels relative to more modern vessels could make it more difficult to secure employment for these vessels and reduce the rates at which Teekay LNG can charter these vessels to its customers.

The environmental and other laws and regulations applicable to us can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean-up obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

An increasing concern for, and focus on climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas emissions (including from various jurisdictions and the IMO). These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Compliance with these or other regulations and our efforts to participate in reducing greenhouse gas emissions will likely increase our compliance costs, require additional capital expenditures to reduce vessel emissions and require changes to our business.

Our business includes transporting oil, refined petroleum products, LNG and LPG. Regulatory changes and growing public concern about the environmental impact of climate change may lead to reduced demand for hydrocarbon products and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. We expect regulatory and consumer efforts aimed at combating climate change to intensify and accelerate. Although we do not expect demand for oil and gas to decline dramatically over the short-term, in the long-term, climate change initiatives will likely significantly affect demand for oil and gas and for alternatives. Any such change could adversely affect our ability to compete in a changing market and our business, financial condition and results of operations.

Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and, in recent years, have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and their business, financial condition and stock price may be adversely affected.

We may face increasing pressures from investors, lenders, customers and other market participants, which are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, or in order for customers to consider conducting future business with us, especially given our business of transporting oil, refined petroleum products, LNG and LPG. In addition, it is likely we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Regulations relating to ballast water discharge which came into effect during September 2017 may adversely affect our operational results and financial condition.

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (or the IMO) has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention renewal survey, existing vessels constructed before September 8, 2017 were required to comply with updated applicable standards on or after September 8, 2019. For most vessels, compliance with the applicable standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are required to comply with the applicable standards on or after September 8, 2017. We are currently implementing ballast water management system upgrades on certain of our vessels in accordance with the required timelines imposed by the IMO. The cost of compliance with these regulations, including as a result of installing such systems, may be substantial and may adversely affect our results of operation and financial condition. In addition to the requirements under the IMO, the U.S. Coast Guard (or USCG) has imposed mandatory ballast water management practices for all vessels equipped with ballast water tanks and entering U.S. waters. These USCG regulations may have the effect of restricting our vessels from entering U.S. waters, unless we equip our vessels with pre-approved BWTS or receive authorization by a duly-issued permit or exemption.

As a Marshall Islands corporation with our headquarters in Bermuda and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

Finance ministers of the EU rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. Bermuda and the Marshall Islands were removed from the blacklist in May and October 2019, respectively. Subsequently, in February 2020, Bermuda and the Marshall Islands were "white-listed" by the EU and continue to remain on the white list.

EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist. Jurisdictions in which we operate could be put on the blacklist in the future.

We are a Marshall Islands corporation with our headquarters in Bermuda. A majority of our subsidiaries are Marshall Islands entities and a number of our subsidiaries are either organized or registered in Bermuda. These jurisdictions have enacted economic substance laws and regulations with which we are obligated to comply. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements and do not foresee that these requirements will have a material adverse effect on our business, financial condition and operating results. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in non-compliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.
Information and Technology Risks
A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology systems could have a material adverse effect on our business and results of operations.

Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks and potential fines.

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict, including with respect to evolving technologies such as cloud computing. The EU adopted the General Data Privacy Regulation (or GDPR), a comprehensive legal framework to govern data collection, use and sharing and related consumer privacy rights, which took effect in May 2018. The GDPR includes significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to an Investment in Our Securities
Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. In addition, a majority of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible to bring an action against us or against these individuals in the United States. Even if successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict the enforcement of a judgment against us or our assets or our directors and officers.
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
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for such purposes in any taxable year in which, after taking into account the income and assets of the corporation and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value), either (i) at least 75% of its gross income consists of “passive income” or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries' time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries' current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS or that we would not constitute a PFIC for any future taxable year if there were to be changes in our and our look-through subsidiaries' assets, income or operations.

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
We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our stock may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the United States, the amount of which is not within our complete control. In addition, we may rely on an exemption to be deemed non-resident in Canada for Canadian tax purposes under subsection 250(6) of the Canada Income Tax Act for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that are holding companies that have over half of the cost base of their investments in eligible international shipping subsidiaries and receive substantially all of their revenue as dividends from those eligible international shipping subsidiaries exempt under subsection 250(6). If we were to cease to qualify for the subsection 250(6) exemption, we could be subject to Canadian income tax and also Canadian withholding tax on outbound distributions, which could have an adverse effect on our operating results. In addition, to the extent Teekay Corporation were to distribute dividends as a corporation determined to be resident in Canada, stockholders who are not resident in Canada for purposes of the Canada Income Tax Act would generally be subject to Canadian withholding tax in respect of such dividends paid by Teekay Corporation.

Typically, most of our and our subsidiaries' time-charter and spot-voyage charter contracts require the charterer to reimburse us for a certain period of time in respect of taxes incurred as a consequence of the voyage activities of our vessels, while performing under the relevant charter. However, our rights to reimbursement under charter contracts may not survive for as long as the applicable tax statutes of limitations in the jurisdictions in which we operate. As such, we may not be able to obtain reimbursement from our charterers where any applicable taxes that are not paid before the contractual claim period has expired.
Item 4.Information on the Company
A.Overview, History and Development
Overview
Teekay Corporation is an operational leader, project developer and portfolio manager in the marine midstream space. We primarily provide oil and gas transportation services to the world’s leading oil and gas companies. We generate a significant portion of revenue from long-term, fixed-rate contracts with a diverse base of energy and utility companies. Over the past 20 years, we have undergone a transformation from being primarily an owner of ships in the cyclical spot tanker business to expanding into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), continuing our conventional tanker business through our publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), and now operating on a limited basis in the offshore production sector through our ownership of TPO AS.

The combined Teekay entities operate total assets under management of approximately $9 billion, comprised of approximately 135 liquefied gas, offshore, and conventional tanker assets (excluding vessels managed for third parties). With offices in 10 countries and approximately 5,350 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies. We are one of the world’s largest independent owners and operators of LNG carriers and one of the world’s largest owners and operators of mid-sized crude tankers. Our organizational structure can be divided into our controlling interests in our publicly-listed subsidiaries, Teekay LNG and Teekay Tankers (or the Daughter Entities), and Teekay and its remaining subsidiaries (or Teekay Parent).

Our business strategy across the Teekay Group is focused on the following:
•Generate attractive long-term risk-adjusted returns, utilizing our market leading positions, global footprint and operational excellence;
•Offer a wide breadth of marine midstream solutions to meet our customers’ needs; and
•Provide superior customer service by maintaining high reliability, safety, environmental and quality standards.

As of January 1, 2021, the Teekay group had approximately $9 billion of contracted, forward fixed-rate revenues. The revenue-weighted average remaining term of the Teekay group’s contracts was approximately 10.4 years as of January 1, 2021, excluding spot market contracts and extension options. “Revenue-weighted average” represents the average remaining fixed contract duration of the applicable contracts, weighted on the basis of aggregate fixed forward payments to be received from each operating segment, excluding extension options. Fixed forward payments for our equity-accounted investments and joint ventures are proportionately adjusted in the calculation to reflect our ownership interests in such investments and joint ventures.

Teekay LNG includes all of our LNG and LPG carriers. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time. LPG carriers are mainly chartered to carry LPG and ammonia on time charters, on contracts of affreightment or spot voyage charters. As of December 31, 2020, Teekay LNG’s fleet had a total cargo carrying capacity of approximately 8.9 million cubic meters. Please read “– B. Operations – Our Fleet.”

Teekay Tankers includes all of our conventional crude oil tankers and product carriers. Teekay Tankers' conventional crude oil tankers and product tankers primarily operate in the spot tanker market or are subject to time charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts. Teekay Tankers considers contracts that have an original term of less than one year in duration to be short-term. Certain of its conventional crude oil tankers and product tankers are on fixed-rate time-charter contracts with an initial duration of at least one year. Our conventional Aframax, Suezmax, and large product tankers are among the vessels included in Teekay Tankers. Please read “– B. Operations – Our Fleet.”

We have chartering staff located in Singapore; London, England; and Houston, USA. Each office serves our clients headquartered in that office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. We believe that monitoring such information is critical to making informed bids on competitive brokered business.

Teekay Parent currently owns three FPSO units; however, Teekay Parent does not intend to retain these assets over the long term. Please read “– B. Operations – Teekay Parent.”

The Teekay organization was founded in 1973. We maintain our principal executive office at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.

The SEC maintains an Internet site at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website is www.teekay.com. The information contained on our website is not part of this annual report.
Our Ownership of the Daughter Entities and Recent Equity Offerings and Transactions by Daughter Entities
Our ownership of Teekay Tankers was 28.6% as of December 31, 2020. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and continue to consolidate this subsidiary. Our ownership of Teekay LNG was 42.4% (including our general partner interest) as of December 31, 2020. We maintain control of Teekay LNG by virtue of our control of the general partner and continue to consolidate this subsidiary. Please read “Item 18 – Financial Statements: Note 4 – Equity Financing Transactions of the Daughter Entities.”

In May 2019, we sold our then remaining interests in Altera to Brookfield (or the 2019 Brookfield Transaction).

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

B.Operations
We have three primary lines of business: liquefied gas carriers, conventional tankers, and offshore production (FPSO units). We manage these businesses for the benefit of all stakeholders. We allocate capital and assess performance from the separate perspectives of Teekay LNG and Teekay Tankers, and Teekay Parent, as well as from the perspective of the lines of business (the Line of Business approach). The primary focus of our organizational structure, internal reporting and allocation of resources by the chief operating decision maker, is on Teekay LNG and Teekay Tankers, and Teekay Parent (the Legal Entity approach). However, we continue to incorporate the Line of Business approach as in certain cases there is more than one line of business in each of Teekay LNG, Teekay Tankers and Teekay Parent, and we believe this information allows a better understanding of our performance and prospects for future net cash flows.

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

With the exception of the Arctic Spirit and Polar Spirit, which are the only two ships in the world that utilize the Ishikawajima Harima Heavy Industries Self Supporting Prismatic Tank IMO Type B (or IHI SPB) independent tank technology, Teekay LNG's fleet makes use of one of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. New LNG carriers generally have an expected lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2020, Teekay LNG's LNG carriers, including equity-accounted vessels, had an average age of approximately eight years, compared to the world LNG carrier fleet average age of approximately 10 years. In addition, as at that date, there were approximately 622 vessels in the world LNG fleet and approximately 163 additional LNG carriers under construction or on order for delivery through 2023, inclusive of floating storage units and floating storage regasification units.

In the LPG market, Teekay LNG competes principally with independent ship owners and operators, and other private and state-controlled energy and chemical companies that generally operate captive fleets.

LPG shipping involves the transportation of three main categories of cargo: liquid petroleum gases, including propane, butane and ethane; petrochemical gases including ethylene, propylene and butadiene; and ammonia. LPG carriers are mainly chartered to carry LPG on time-charters, contracts of affreightment or spot voyage charters. The two largest consumers of LPG are residential users and the petrochemical industry. Residential users, particularly in developing regions where electricity and gas pipelines are not developed, do not have fuel switching alternatives and generally are not LPG price sensitive. The petrochemical industry, however, has the ability to switch between LPG and other feedstock fuels depending on price and availability of alternatives. As at December 31, 2020, Teekay LNG's LPG and multi-gas carriers had an average age of approximately ten years compared to world average of 15 years as of December 31, 2020.

As of December 31, 2020, the worldwide LPG carrier fleet consisted of approximately 1,498 vessels and approximately 99 additional LPG vessels on order for delivery through 2023. LPG carriers range in size from approximately 100 to approximately 98,000 cubic meters (or cbm). Approximately 41% (in terms of vessel numbers) of the worldwide fleet is less than 5,000 cbm. New LPG carriers generally have an expected lifespan of approximately 30 to 35 years.

Teekay LNG includes all of our LNG and LPG carriers. As at December 31, 2020, Teekay LNG had ownership interests in 47 LNG carriers. In addition, as at December 31, 2020, Teekay LNG had full ownership of seven LPG carriers and 50% ownership, through its 50% joint venture agreement with Exmar LPG BVBA (or the Exmar LPG Joint Venture), in another 20 LPG carriers and three chartered-in LPG carriers.

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

Most of Teekay Tankers’ conventional tankers operate pursuant to revenue sharing agreements (or RSAs). The RSAs are designed to spread the costs and risks associated with operation of vessels and to share the net revenues (revenues less voyage expenses and other applicable expenses) earned by all of the vessels in the RSA, based on the actual earning days each vessel is available and the relative performance capabilities, including speed and bunker consumption of each vessel. The performance capabilities of each vessel are adjusted on standard intervals based on current data. In addition, Teekay Tankers' share of the net revenues includes additional amounts, consisting of a per vessel per day fee and a percentage of the gross revenues related to the vessels of third-party vessel owners, based on their responsibilities in employing the vessels subject to the RSAs on voyage charters or time-charters. As of December 31, 2020, 43 of Teekay Tankers' owned and leased vessels and three of Teekay Tankers' time-chartered in vessels operated in the spot market through employment on spot voyage charters. 21 of Teekay Tankers' Suezmax tankers, 12 of the Aframax tankers and six of the LR2 product tankers in its fleet, as well as 18 vessels not in its fleet and owned by third parties, were subject to RSAs. The vessels subject to the RSAs are employed and operated in the spot market or pursuant to time charters of less than one year.

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

Teekay Tankers believes that it has competitive advantages in the Aframax and Suezmax tanker market as a result of the quality, type and dimensions of its vessels and its market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2020, its Aframax/LR2 tanker fleet had an average age of approximately 12.2 years and its Suezmax tanker fleet had an average age of approximately 11.0 years. This compares to an average age for the world oil tanker fleet of approximately 11.3 years, for the world Aframax/LR2 tanker fleet of approximately 11.2 years and for the world Suezmax tanker fleet of approximately 10.3 years.

Teekay Tankers acquired a ship-to-ship transfer business (now known as Teekay Marine Solutions or TMS) in July 2015 from a company jointly owned by Teekay and I.M. Skaugen SE (or Skaugen). TMS provided a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provided consultancy, terminal management and project development services. In April 2020, Teekay Tankers completed the sale of its non-U.S. portion of the TMS business, as well as its LNG terminal management business.
Teekay Parent
Our long-term vision is for Teekay Parent to be primarily a portfolio manager and project developer with the Teekay Group’s fixed assets primarily owned directly by its Daughter Entities. Our primary financial objectives for Teekay Parent are to increase the value of our investments in Teekay LNG and Teekay Tankers, increase Teekay Parent’s free cash flow per share and, as a service provider to its Daughter Entities and to third parties, provide scale and other benefits across the Teekay Group. We also intend to (a) continue to reduce debt of Teekay Parent, including by selling assets in the future and using the net proceeds to repay debt and (b) seek to increase the distributions of Teekay LNG in a sustainable manner and consider paying dividends from Teekay Tankers from time to time, balanced with other capital allocation priorities.

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
The Sevan Hummingbird FPSO unit is on a charter contract with Spirit Energy Ltd (or Spirit Energy) in the North Sea until March 2023. The contract is based on a fixed charter rate and is subject to early termination options.
In March 2020, Teekay Parent entered into a new bareboat charter contract with the existing charterer of the Petrojarl Foinaven FPSO unit, which can be extended up to December 2030. Under the terms of the new contract, Teekay Parent received a cash payment of $67 million in April 2020 and will receive a nominal per day rate over the life of the contract and a lump sum payment at the end of the contract period, which is expected to cover the costs of recycling the FPSO unit in accordance with the EU ship recycling regulations.
Oil production under the existing contract for the Petrojarl Banff FPSO unit ceased on June 1, 2020, at which time Teekay Parent began incurring decommissioning/asset retirement costs. Under the agreement with the customer, Teekay Parent has until June 2023 to complete the required decommissioning work. In December 2020, Teekay Parent entered into a contract to recycle the Petrojarl Banff FPSO unit in Denmark in 2021.
Our Consolidated Fleet under Management
As at December 31, 2020, Teekay and its Daughter Entities operated under management a fleet of 140 vessels (excluding vessels managed for third parties), including chartered-in vessels but excluding an Aframax tanker newbuilding that is scheduled to be delivered in the fourth quarter of 2022 under a seven-year time charter-in contract. The following table summarizes our fleet under management as at December 31, 2020:

	Owned and Leased Vessels		Chartered-in Vessels		Total
Teekay LNG
Gas
LNG Vessels	47	(1)	—		47
LPG/Multigas Vessels	27	(2)	3	(3)	30
	74		3		77
Teekay Tankers
Conventional Tankers
Aframax Tankers	17		2		19
Suezmax Tankers	26		—		26
VLCC Tanker	1	(4)	—		1
Product Tankers	9		1		10
STS Support Vessels	—		3		3
	53		6		59
Teekay Parent
FPSO Units	3		—		3
FSO Unit	—		1	(5)	1
	3		1		4
Total	130		10		140
(1)Includes a 70% interest in five LNG carriers, a 52% interest in six LNG carriers, a 50% interest in seven LNG carriers, a 40% interest in four LNG carriers, a 33% interest in four LNG carriers, a 30% interest in two LNG carriers, and a 20% interest in two LNG carriers.

(2)Includes a 50% interest in 20 LPG carriers.
(3)Includes a 50% interest in all three LPG carriers.
(4)VLCC is 50%-owned by Teekay Tankers.
(5)The in-charter contract for the Suksan Salamander FSO unit was terminated in March 2021.

Our vessels are of Bahamian, Belgian, Danish International Register, Hong Kong, Isle of Man, Marshall Islands, Singapore, and Spanish registry.

Many of our Aframax and Suezmax vessels have been designed and constructed as substantially identical sister ships. These vessels can, in many situations, be interchanged, providing scheduling flexibility and greater capacity utilization. In addition, spare parts and technical knowledge can be applied to all the vessels in the particular series, thereby generating operating efficiencies. In addition to the vessels shown in the above table, Teekay LNG also owns a 30% interest in an LNG receiving and regasification terminal in Bahrain.

Please read “Item 18 – Financial Statements: Note 8 – Long-Term Debt” for information with respect to major encumbrances against our vessels.
Safety, Management of Ship Operations and Administration
Safety and Environmental Compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, and to minimize the impact on the environment and society. We seek to effectively manage risk in the organization using a three-tiered approach at an operational, management and corporate level, enabling a clear line of sight throughout the organization. All of our operational employees receive training in the use of risk tools and the management system. We also have an approved competency management system in place to ensure our seafarers continue their professional development and are competent before being promoted to more senior roles.

We believe in continuous improvement, which has seen our safety and environmental culture develop over a significant time period. Health, Safety and Environmental Program milestones include the roll-out of our Environmental Leadership Program (2005), Safety in Action (2007), Quality Assurance and Training Officer Program (2008), Operational Leadership - The Journey (2010), E-Colours (2014), Significant Incident Potential (2015), Navigation Handbook (2016), Risk Tool Handbook (2017), Safety Management System upgrade (2018), and our recently revised Operational Leadership - The Journey. The Operational Leadership booklet sets out our operational expectations and responsibilities and contains our safety commitments, environmental commitments, leadership commitments and our Health, Safety, Security and Environmental & Quality Assurance Policy, which is signed by all employees and empowers them to work safely, to live Teekay’s vision, and to look after one another.

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

Since 2010, we have produced a publicly available sustainability report that reflects the efforts, achievements, results and challenges faced by us and our affiliates relating to several key areas, including emissions, climate change, corporate social responsibility, diversity and health, safety environment and quality. We recognize the significance of ESG considerations and in 2020, set an ESG strategy foundation which will direct our efforts and performance in the years ahead. Our strategy is focused on three broad areas; allocate capital to support the global energy transition, operate our existing fleets as safely and efficiently as possible, and further strengthen our ESG profile. Annual targets are set for the organization and are closely monitored.

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

Critical ship management functions undertaken by our subsidiaries are:

•vessel maintenance (including repairs and dry docking) and certification;
•crewing by competent seafarers;
•procurement of stores, bunkers and spare parts;
•management of emergencies and incidents;
•supervision of shipyard and projects during new-building, conversions, lay up and recycling;
•terminal support;
•insurance; and
•financial management services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.

Our day-to-day focus on cost efficiencies is applied to all aspects of our operations. In 2003, Teekay Corporation and two other shipping companies established a purchasing cooperation agreement called the TBW Alliance, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as marine lubricants, coatings and chemicals and gases.
Risk of Loss and Insurance
The operation of any ocean-going vessel or facility carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation and transfer/lightering of crude oil, petroleum products, LNG and LPG is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts, whether relating to us or any of our joint venture partners, suppliers or customers. The occurrence of any of these events may result in loss of revenues or increased costs.

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage, and other liability insurance, to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for some of our LNG carriers, loss of revenues resulting from vessel off-hire time due to a marine casualty.

We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution. In addition, the cost of protection and indemnity insurance has significantly increased during 2021.

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
Operations Outside of the United States
Because our operations are primarily conducted outside of the United States, we are affected by currency fluctuations, to the extent we do not contract in U.S. dollars, and by changing economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Past political conflicts in those regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in certain regions have also been subject to acts of piracy. In addition to tankers, targets of terrorist attacks could include oil pipelines, LNG facilities and offshore oil fields. The escalation of existing or the outbreak of future, hostilities or other political instability in regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect our operations and performance. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin or elsewhere as a result of terrorist attacks or otherwise may limit trading activities with those countries, which could also adversely affect our operations and performance.
Customers
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil and LNG consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. No customer accounted for over 10% of our consolidated revenues during 2020 (2019 – one customer for 12%, or $227.6 million; 2018 – one customer for 11%, or $195.0 million). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.
Flag, Classification, Audits and Inspections
Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of International Association of Classification Societies ltd (or IACS): Bureau Veritas (or BV), Lloyd’s Register of Shipping, the American Bureau of Shipping or DNV-GL.

The applicable classification society certifies that the vessel’s design and build conform to the applicable Class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society, in accordance with the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period, the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel.

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

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We typically carry out a minimum of two such inspections annually, which helps ensure that:

•our vessels and operations adhere to our operating standards;
•the structural integrity of the vessel is being maintained;
•machinery and equipment are being maintained to give reliable service;
•we are optimizing performance in terms of speed and fuel consumption; and
•our vessels’ appearance supports our brand and meets customer expectations.

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
Regulations
General
Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, and that may materially affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses, and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.
International Maritime Organization
The IMO is the United Nations’ agency for maritime safety and prevention of pollution. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction in accordance with the requirements set out in these regulations or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers and gas carriers are double-hulled.
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
IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, the International Convention on Load Lines of 1966, and, specifically with respect to LNG and LPG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the IGC Code) and International Code for Ships operating in Polar Waters (or Polar Code). SOLAS provides rules for the construction of and the equipment required for commercial vessels and includes regulations for their safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on the training of shipboard personnel, lifesaving appliances, navigation, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS Code, IGC Code for LNG and LPG carriers and Polar Code may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the United States Coast Guard (or USCG) and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in the United States and European Union ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we obtain, a safety management certificate for each newbuilding on delivery.
LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG and LPG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and LPG carriers is currently IGC Code-compliant. Amendments to the IGC Code, aligning wheelhouse window fire-rating requirements with those in SOLAS chapter II-2, were adopted in 2016 and became effective on January 1, 2020.
Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (or MARPOL) (or Annex VI) sets limits on sulfur oxide (or SOx) and nitrogen oxide (or NOx) emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special “emission control areas” (or ECAs) to be established with more stringent controls on sulfur emissions. Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016, and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. Tier III limits are 80% below Tier I and these cannot be achieved without additional means such as Selective Catalytic Reduction (or SCR). In October 2016, the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement will be applicable for new ships constructed on or after January 1, 2021 if they visit the Baltic or North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.
Effective January 1, 2020, Annex VI imposes a global limit for sulfur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. The ECA limit of 0.10% will still apply, as will any applicable local regulations. Effective March 1, 2020, the carriage of non-compliant fuel is prohibited. To comply with the 2020 global sulfur limit for fuel, ships may utilize different fuels containing low or very low sulfur (e.g., low sulfur fuel oil (or LSFO), very low sulfur fuel oil (VLSFO), low sulfur marine gas oil (or LSMGO), biofuels or other compliant fuels such as LNG), or utilize exhaust gas cleaning systems, known as “scrubbers”. Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulfur emission requirements (e.g., scrubbers) became effective January 1, 2019. At present, we have not installed any scrubbers on our existing gas fleet (nor do we have plans to do so). All of our LNG vessels are in compliance with 2020 global sulfur fuel regulations. Our fuel strategy is to use LNG as the primary fuel (except the Q-Flex LNG vessels) and compliant fuels as a secondary fuel.

We have implemented procedures to comply with the 2020 sulfur limit in our conventional tanker fleet. We switched to burning compliant low sulfur fuel before the January 1, 2020 implementation date; we have not installed any scrubbers on our conventional tanker fleet. Although the IMO has issued ISO 8217:2017 and PAS 23263:19, at present, neither the IMO nor the International Organization for Standardization has implemented globally accepted quality standards for 0.50% m/m fuel oil. We intend, and where applicable, expect our charterers to procure 0.50% m/m fuel oil from top tier suppliers. However, until such time that a globally accepted quality standard is issued, the quality of 0.50% m/m fuel oil that is supplied to the entire industry (including in respect of our vessels) is inherently uncertain. Low quality or a lack of access to high-quality low sulfur fuel may lead to a disruption in our operations (including mechanical damage to our vessels), which could impact our business, financial condition, and results of operations.

As of March 1, 2018, amendments to Annex VI impose new requirements for ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that make the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessels' Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data to the Administration. This has been verified as compliant on all ships for calendar year 2019. The data collection period for the 2020 calendar year has been completed, and the verification of the data is on-going. A Confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept on board.

IMO regulations required that as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the EU Directive. In addition, LSMGO is more expensive than HFO, and this impacts the costs of operations. We are primarily exposed to increased fuel costs through in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements.
The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.
IMO Guidance for countering acts of piracy and armed robbery is published by the IMO’s Maritime Safety Committee (or MSC). MSC.1/Circ.1339 (Piracy and armed robbery against ships in waters off the coast of Somalia) outlines Best Management Practices for protection against Somalia based Piracy. Specifically, MSC.1/Circ.1339 provides guidance to shipowners and ship operators, shipmasters, and crews on preventing and suppressing acts of piracy and armed robbery and was adopted by the IMO through Resolution MSC.324(89). The Best Management Practices (or

BMP) is a joint industry publication by BIMCO, ICS, IGP&I Clubs, INTERTANKO and OCIMF VIQ Version 7 as the latest. Our fleet follows the guidance within BMP 5 when transiting in other regions with recognized threat levels for piracy and armed robbery, including West Africa.

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. The IMO’s MEPC agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017 must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey was completed on or after September 8, 2014 but prior to September 8, 2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017 if the first renewal survey after that date was completed prior to September 8, 2019 and if the previous two conditions are not met. Vessels will be required to meet the discharge standard D-2 by installing an approved BWTS.
Besides the IMO convention, ships sailing in U.S. waters are required to deploy a type approved BWTS which is compliant with USCG regulations. The USCG has approved a number of BWTSs both nationally and internationally, out of which Alfa Laval (Sweden), Ocean Saver (Norway), Techcross, and De Nora are under Teekay’s approved list for retrofit. We estimate that the installation of approved BWTS will cost between $2 million and $3 million per vessel.
MARPOL Annex I also state that oil residue may be discharged directly from the sludge tank to the shore reception facility through standard discharge connections. They may also be discharged to the incinerator or to an auxiliary boiler suitable for burning the oil by means of a dedicated discharge pump. Amendments to Annex I expand on the requirements for discharge connections and piping to ensure residues are properly disposed of. Annex I is applicable for existing vessels with a first renewal survey beginning on or after January 1, 2017.
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
The IMO has also adopted an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding the design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions. The Polar Code and related amendments entered into force in January 2017. The Polar Code is mandatory for new vessels built after January 1, 2017. For existing ships, this code will be applicable from the first intermediate or renewal survey, whichever occurs first, beginning on or after January 1, 2018. All of our vessels trading in this area are fully compliant with the Polar Code.
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
As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 were required to comply no later than July 1, 2019. As of December 31, 2020, all of our vessels are in compliance with these requirements.
Cyber-related risks are operational risks that are appropriately assessed and managed in accordance with the safety management requirements of the ISM Code. Cyber risks are required to be appropriately addressed in our safety management system no later than the first annual verification of the company's Document of Compliance after January 1, 2021.
The Maritime Labour Convention (MLC) 2006 was adopted by the International Labour Conference at its 94th (Maritime) Session (2006), establishing minimum working and living conditions for seafarers. The convention entered into force August 20, 2013, with further amendments approved by the International Labour Conference at its 103rd Session (2014). The MLC establishes a single, coherent instrument embodying all up-to-date standards of existing international maritime labour conventions and recommendations, as well as the fundamental principles to be found in other international labour conventions. All of our maritime labour contracts comply with the MLC.

The IMO continues to review and introduce new regulations and as such, it is difficult to predict what additional requirements, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.

European Union (or EU)

The EU has adopted legislation that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities in the preceding two years); creates obligations on the part of EU member port states to inspect minimum percentages of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

Two regulations that are part of the implementation of the Port State Control Directive, came into force on January 1, 2011 and introduced a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.
The EU has, by way of Directive 2005/35/EC, as amended by Directive 2009/123/EC, created a legal framework for imposing criminal penalties in the event of discharges of oil and other noxious substances from ships sailing in its waters, irrespective of their flag. This relates to discharges of oil or other noxious substances from vessels. Minor discharges shall not automatically be considered as offences, except where repetition leads to deterioration in the quality of the water. The persons responsible may be subject to criminal penalties if they have acted with intent, recklessly or with serious negligence and the act of inciting, aiding and abetting a person to discharge a polluting substance may also lead to criminal penalties.
The EU adopted a Directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted similar regulations.
All ships above 5,000 gross tonnage calling EU waters are required to comply with EU-MRV regulations. These regulations came into force on July 1, 2015 and aim to reduce greenhouse gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their CO2 emissions from January 1, 2018 onwards. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Teekay Corporation signed an agreement with DNV-GL for monitoring, verification & reporting as required by this regulation. We are presently using IMOS/Veslink forms which will have smooth interface with DNV-GL. The reporting period for the 2019 calendar year has been completed and emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS Database. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed on board.

The EU Ship Recycling Regulation was adopted in 2013. This regulation aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and for recycling facilities both in the EU and in other countries. Each new ship is required to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’.

The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged newbuildings were required to have onboard a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance by December 31, 2018, existing EU-flagged vessels are required to have onboard a verified IHM with a Statement of Compliance by December 31, 2020, and non-EU-flagged vessels calling at EU ports are also required to have onboard a verified IHM with a Statement of Compliance latest by December 31, 2020. Teekay LNG and Teekay Tankers contracted a class-approved HazMat expert company to assist in the preparation of Inventory of Hazardous Materials and obtaining Statements of Compliance for its vessels. The EU Commission also adopted a European List of approved ship recycling facilities, as well as four further decisions dealing with certification and other administrative requirements set out in the EU Ship Recycling Regulation. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Hong Kong Convention is not yet ratified.

North Sea

Our FPSO units operate in the North Sea.

There is no international regime in force which deals with compensation for oil pollution from offshore craft such as FPSOs. Whether the CLC and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage 1971, as amended by the 1992 Protocol (or the Fund Convention), which deal with liability and compensation for oil pollution and the Convention on Limitation of Liability for Maritime Claims 1976, as amended by the 1996 Protocol (or the 1976 Limitation of Liability Convention), which deals with limitation of liability for maritime claims, apply to FPSOs is neither straightforward nor certain. This is due to the definition of “ship” under these conventions and the requirement that oil is “carried” onboard the relevant vessel. Nevertheless, the wording of the 1992 Protocol to the CLC leaves room for arguing that FPSOs and oil pollution caused by them can come under the ambit of these conventions for the purposes of liability and compensation. However, the application of these conventions also depends on their implementation by the relevant domestic laws of the countries which are parties to them.

The UK’s Merchant Shipping Act 1995, as amended (or MSA), implements the CLC but uses a wider definition of a “ship” than the one used in the CLC and in its 1992 Protocol but still refers to the criteria used by the CLC. It is therefore doubtful that FPSOs fall within its wording. However, the MSA also includes separate provisions for liability for oil pollution. These apply to vessels which fall within a much wider definition and include non-seagoing vessels. It is arguable that the wording of these MSA provisions is wide enough to cover oil pollution caused by offshore crafts such as FPSOs. The liability regime under these MSA provisions is similar to that imposed under the CLC but limitation of liability is subject to the 1976 Limitation of Liability Convention regime (as implemented in the MSA).

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

With regard to FPSOs, Chapter 7 of Annex I of MARPOL (which contains regulations for the prevention of oil pollution) sets out special requirements for fixed and floating platforms, including, amongst others, FPSOs and FSUs. The IMO’s MEPC has issued guidelines for the application of MARPOL Annex I requirements to FPSOs and FSUs.

The EU’s Directive 2004/35/CE on environmental liability with regard to the prevention and remedying of environmental damage (or the Environmental Liability Directive) deals with liability for environmental damage on the basis of the “polluter pays” principle. Environmental damage includes damage to protected species and natural habitats and damage to water and land. Under this Directive, operators whose activities caused environmental damage or the imminent threat of such damage are to be held liable for the damage (subject to certain exceptions). With regard to environmental damage caused by specific activities listed in the Directive, operators are strictly liable. This is without prejudice to their right to limit their liability in accordance with national legislation implementing the 1976 Limitation of Liability Convention. The Directive applies both to damage which has already occurred and where there is an imminent threat of damage. It also requires the relevant operator to take preventive action, to report an imminent threat and any environmental damage to the regulators and to perform remedial measures, such as clean-up. The Environmental Liability Directive is implemented in the UK by the Environmental Damage (Prevention and Remediation) Regulations 2015.

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

In addition to the regulations imposed by the IMO and EU, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations in those areas, including HSE in the United Kingdom and NPD in Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on FPSOs and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea.

United States

The United States has enacted an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for clean-up costs and damages arising from discharges of hazardous substances. We believe that petroleum products, LNG and LPG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG or LPG carriers and other vessels might fall within its scope.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally, and strictly liable (unless the oil spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include: natural resources damages and the related assessment costs; real and personal property damages; net loss of taxes, royalties, rents, fees and other lost revenues; lost profits or impairment of earning capacity due to property or natural resources damage; net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.

OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations. We currently maintain for each of our vessels pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition, and results of operations.
Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All our tankers and gas carriers are double-hulled.
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
All our vessels have USCG approved vessel response plans. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The USCG has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Similarly, we also have California Vessel Contingency Plans on board vessels which are likely to call ports in State of California.
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
Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” (or VGP) and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The Vessel General Permit incorporated USCG requirements for ballast water exchange and includes specific technology-based requirements for vessels, as well as an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2016, depending on the vessel size. The Vessel Incidental Discharge Act (or VIDA) was signed into law on December 4, 2018 and establishes a new framework for the regulation of vessel incidental discharges under the CWA. VIDA requires the EPA to develop performance standards for approximately 30 discharges by December 2020 (similar to the discharges in the EPA 2013 VGP). In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology-based. Two years thereafter, the USCG is required to develop corresponding implementation, compliance, and enforcement regulations. These may include requirements governing the design, construction, testing, approval, installation and use of devices to achieve the EPA national standards of performance (or NSPs). Under VIDA, all provisions of the VGP remain in force and effect as currently written until the USCG regulations are finalized. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the Vessel General Permit gets reissued, however the provisions of the 2013 VGP, as currently written, will apply beyond 2018, until the EPA publishes new NSPs and the USCG develops implementing regulations for those NSPs which could take up to four years.
Since January 1, 2014, the California Air Resources Board has required that vessels that burn fuel within 24 nautical miles of California burn fuel with 0.1% sulfur content or less.

China

China previously established ECAs in the Pearl River Delta, Yangtze River Delta and Bohai Sea, which took effect on January 1, 2016. The Hainan ECA took effect on January 1, 2019. From January 1, 2019, all the ECAs have merged, and the scope of Domestic Emission Controls Areas (or DECAs) were extended to 12 nautical miles from the coastline, covering the Chinese mainland territorial coastal areas as well as the Hainan Island territorial coastal waters. From January 1, 2019, all vessels navigating within the Chinese mainland territorial coastal DECAs and at berths are required to use marine fuel with sulfur content of maximum 0.50% m/m. As per the new regulation, ships can also use alternative methods such as an Exhaust Gas Scrubber, LNG or other clean fuel that reduces the SOx to the same level or lower than the maximum required limits of sulfur when using fossil fuel in the DECA areas or when at berth. All the vessels without an exhaust gas cleaning system entering the emission control area are only permitted to carry and use the compliant fuel oil specified by the new regulation.
From July 1, 2019, vessels engaged on international voyages (except tankers) that are equipped to connect to shore power must use shore power if they berth for more than three hours (or for more than two hours for inland river control area) in berths with shore supply capacity in the coastal control areas.
From January 1, 2020, all vessels navigating within the Chinese mainland territorial coastal DECAs should use marine fuel with a maximum 0.5% m/m sulfur cap. All the vessels entering China inland waterway emission control area are to use the fuel oil with sulfur content not exceeding 0.1% m/m. Any vessel using or carrying non-compliant fuel oil due to the non-availability of compliant fuel oil is to submit a fuel oil non-availability report to the China Maritime Safety Administration (or CMSA) of the next arrival port before entering waters under the jurisdiction of China.
From March 1, 2020, all vessels entering waters under the jurisdiction of the People’s Republic of China are prohibited to carry fuel oil of sulfur content exceeding 0.50% m/m on board ships. Any vessel carrying non-compliant fuel oil in the waters under the jurisdiction of China is to:
•discharge the non-compliant fuel oil; or
•as permitted by the CMSA of calling port, to retain the non-compliant fuel oil on board with a commitment letter stating it will not be used in waters under the jurisdiction of China.

New Zealand

New Zealand's Craft Risk Management Standard (or CRMS) requirements are based on the IMO's guidelines for the control and management of ships' biofouling to minimize the transfer of invasive aquatic species.
Marine pests and diseases brought in on vessel hulls (or biofouling) are a threat to New Zealand's marine resources. From May 15, 2018, all vessels arriving in New Zealand will need to have a clean hull. Vessels staying up to 20 days and only visiting designated ports (places of first arrival) will be allowed a slight amount of biofouling. Vessels staying longer and visiting other places will only be allowed a slime layer and goose barnacles.
Republic of Korea

The Korean Ministry of Oceans and Fisheries announced an air quality control program that defines selected South Korean ports and areas as ECAs. The ECAs cover Korea’s five major port areas: Incheon, Pyeongtaek & Dangjin, Yeosu & Gwangyang, Busan and Ulsan. From September 1, 2020, ships at berth or at anchor in the new Korean ECAs must burn fuel with a maximum sulfur content of 0.10%. Ships must switch to compliant fuel within one hour of mooring/anchoring and burn compliant fuel until not more than one hour before departure. From January 1, 2022, the requirements will be expanded, and the 0.10% sulfur limit will apply at all times while operating within the ECAs.
A Vessel Speed Reduction Program has also been introduced as a part of an air quality control program on voluntary compliance basis to certain types of ships (Crude, Chemical and LNG carriers) calling at ports Busan, Ulsan, Yeosu, Gwangyang and Incheon.
India

On October 2, 2019, the Government of India urged its citizens and government agencies to take steps towards phasing out single-use plastics (or SUP). As a result, all shipping participants operating in Indian waters are required to contribute to the Indian government’s goal of phasing out SUPs.
The Directorate General of Shipping, India (or DGS) has mandated certain policies as a result, and in order to comply with these required policies, all cargo vessels are required as of January 31, 2020 to prepare a vessel-specific Ship Execution Plan (or SEP) detailing the inventory of all SUP used on board the vessel and which has not been exempted by DGS. This SEP will be reviewed to determine the prohibition of SUP on the subject vessel.
Vessels will be allowed to use an additional 10% of SUP items in the SEP that have not been prohibited. Amendments to the finalized SEP are discouraged save for material corrections.
Foreign vessels visiting Indian ports are not allowed to use prohibited items while at a place or port in India. However, these items are allowed to be on board provided they are stored at identified locations. SEPs are also required to detail the prevention steps that will be implemented during a vessel’s call at an Indian port to prevent unsanctioned usage of SUPs. This includes the preparation and use of a deck and official log entry identifying all SUP items on board the vessel.

Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) took effect. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015, the Paris Agreement was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases to well below 2˚ Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.
In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in MARPOL Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016, the IMO’s Marine Environment Protection Committee (or MEPC) adopted updated guidelines for the calculation of the EEDI. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnages and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018.
All vessels are required to submit fuel consumption data to their respective administration/registered organizations for onward submission to the IMO for analysis and to help with decision making on future measures. The amendments require operators to update the vessel's SEEMP to include descriptions of the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway and processes that will be used to report the data to the Administration, in order to ensure data quality is maintained.
All of our vessels were verified as being compliant before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance was issued by the administration/registered organization, which must be kept on board the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on the reduction of greenhouse gas emissions from ships with an initial strategy adopted on April 13, 2018 and a revised strategy to be adopted in 2023. Further, the MEPC adopted two other sets of amendments to MARPOL Annex VI related to carbon intensity regulations. The MEPC agreed on combining the technical and operational measures with an entry into force date on January 1, 2023. The Energy Efficiency Existing Ships Index (or EEXI) will be implemented for existing ships as a technical measure to reduce CO2 emissions. The Carbon Intensity Index (or CII) will be implemented as an operational carbon intensity measure to benchmark and improve efficiency. Regulations and frameworks are expected to be fully defined at the next MEPC meeting in June 2021.

The EU has also indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification (or MRV) of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on the MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started on January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central inspection database hosted by the European Maritime Safety Agency to collate all the data applicable to the EU region. Companies responsible for the operation of large ships using EU ports are required to report their CO2 emissions. While the EU was considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 (in the absence of a comparable system operating under the IMO), it appears that the decision to include shipping may be deferred until 2023.
In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate GHG emissions directly through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.
Many financial institutions that lend to the maritime industry have adopted the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios. The Poseidon Principles set a benchmark for the banks who fund for the maritime sector, which is based on the IMO GHG strategy. The IMO approved an initial GHG strategy in April 2018 to reduce GHG emissions generated from shipping activity, which represents a significant shift in climate ambition for a sector that currently accounts for 2%-3% of global carbon dioxide emissions. As a result, the Poseidon Principles are expected to enable financial institutions to align their ship finance portfolios with responsible environmental behavior and incentivize international shipping's decarbonization.
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the relevant reporting regimes such as Maritime Security Council Horn of Africa, the Maritime Domain Awareness for Trade - Gulf of Guinea, the Information Fusion Center whenever our vessels are calling in the Indian Ocean Region, or West Coast of Africa or Southeast Asia high-risk areas respectively. In order to mitigate the security risk, security arrangements are required for vessels which travel through these high-risk areas.

C.Organizational Structure
Our organizational structure includes, among others, our interests in Teekay LNG and Teekay Tankers, which are our publicly-traded subsidiaries.

The following chart provides an overview of our organizational structure as at March 1, 2021. Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at March 1, 2021.

(1)Teekay LNG is controlled by its general partner. Teekay Corporation indirectly owns a 100% beneficial ownership in the general partner. However, in certain limited cases, approval of a majority of the unitholders of Teekay LNG is required to approve certain actions.
(2)Teekay Tankers has two classes of shares: Class A common stock and Class B common stock. Teekay Corporation indirectly owns 100% of the Class B shares which have up to five votes each but aggregate voting power capped at 49%. As a result of Teekay Corporation’s ownership of Class A and Class B shares, it holds aggregate voting power of 53.9% as of March 1, 2021.
(3)We are entitled to distributions on our general and limited partner interests in Teekay LNG. Prior to the elimination of Teekay LNG’s incentive distribution rights in May 2020, the general partner of Teekay LNG was also entitled to distributions payable with respect to incentive distribution rights. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

Teekay LNG is a Marshall Islands limited partnership formed by us in 2004 as part of our strategy to expand our operations in the LNG and LPG shipping sectors. Teekay LNG provides LNG and LPG marine transportation services, primarily under long-term, fixed-rate contracts with major energy and utility companies. As of December 31, 2020, Teekay LNG’s fleet, including its equity investees, included 47 LNG carriers and 30 LPG/multi-gas carriers. Teekay LNG’s ownership interests in these vessels range from 20% to 100%. Teekay LNG also has a 30% interest in an LNG receiving and regasification terminal in Bahrain.

In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to own our conventional tanker business. As of December 31, 2020, Teekay Tankers’ fleet included 19 double-hull Aframax tankers (including two chartered-in vessels), 26 double-hull Suezmax tankers, ten product tankers (including one chartered-in vessel), and one VLCC, all of which trade either in the spot tanker market or under short- or medium-term, fixed-rate time-charter contracts. Teekay Tankers owns 100% of its fleet, other than a 50% interest in the VLCC and the in-chartered vessels. Prior to October 1, 2018, we provided Teekay Tankers with certain commercial, technical, administrative, and strategic services under a long-term management agreement through a wholly-owned subsidiary. As of October 1, 2018, Teekay Tankers elected to receive commercial and technical management services directly from its wholly-owned subsidiaries, who receive various services from us and our affiliates.

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
D.Property, Plant and Equipment
Other than our vessels, and Teekay LNG’s 30% interest, through the Bahrain LNG Joint Venture, in an LNG receiving and regasification terminal, we do not have any material property. Please read “Item 18 – Financial Statements: Note 8 – Long-Term Debt for information about major encumbrances against our vessels.
E.Taxation of the Company

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
Fifty percent (50%) of Transportation Income that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Gross Income) is considered to be derived from sources within the United States. Transportation Income that both begins and ends in the United States (or U.S. Source Domestic Transportation Gross Income) is considered to be 100% derived from sources within the United States. Transportation Income exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

Based on our current operations, and the operations of our subsidiaries, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Gross Income generally is subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below. Furthermore, certain of our subsidiaries engaged in activities which could give rise to U.S. Source International Transportation Gross Income rely on our ability to claim the Section 883 Exemption.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Gross Income. As discussed below, we believe the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Gross Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Gross Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (i) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Gross Income (or an Equivalent Exemption), (ii) meets one of three ownership tests (or Ownership Tests) described in the Section 883 Regulations, and (iii) meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Gross Income (including for this purpose, our share of any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy one of the Ownership Tests. We believe that we should satisfy one of the Ownership Tests because our stock is primarily and regularly traded on an established securities market in the United States within the meaning of Section 883 of the Code and the Section 883 Regulations. We can give no assurance, however, that changes in the ownership of our stock subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.

Net Basis Tax and Branch Profits Tax. If the Section 883 Exemption does not apply, our U.S. Source International Transportation Gross Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Gross Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Gross Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Gross Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which will result in such income being treated as Effectively Connected Income. U.S. Source Domestic Transportation Gross Income generally will be treated as Effectively Connected Income.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our subsidiaries' U.S. Source International Transportation Gross Income, without benefit of deductions. For 2020, we estimate that, if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Gross Income would have been approximately $9.1 million. In addition, we estimate that certain of our subsidiaries that are unable to claim the Section 883 Exemption were subject to approximately $2.0 million in U.S. federal income tax on the U.S. source portion of their U.S. Source International Transportation Gross Income for 2020. If the Section 883 Exemption does not apply, the amount of such tax for which we or our subsidiaries may be liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
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
Other Taxation
We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue to be available as tax laws in those jurisdictions may change or we or our subsidiaries may enter into new business transactions relating to such jurisdictions, which could affect our and our subsidiaries' tax liability. Please read “Item 18 – Financial Statements: Note 21 – Income Taxes."
Item 4A.Unresolved Staff Comments
None.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report. In addition, refer to Item 5 in our Annual Report on Form 20-F for the year ended December 31, 2019 for our discussion and analysis comparing financial condition and results of operations from 2019 to 2018.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Teekay Corporation (or Teekay) is an operational leader and project developer in the marine midstream space. Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies. We have a 100% general partnership interest in one publicly-listed master limited partnership, Teekay LNG Partners L.P. (or Teekay LNG), a controlling interest in publicly-listed Teekay Tankers Ltd. (or Teekay Tankers, and together with Teekay LNG, the Daughter Entities), and we directly own three floating production storage and offloading (or FPSO) units. Until May 2019, when we sold our remaining interest, we had a 49% general partnership interest and other equity and debt interests in another publicly-listed master limited partnership, Altera Infrastructure L.P., (or Altera) previously known as Teekay Offshore Partners L.P. (or Teekay Offshore). Teekay and its subsidiaries, other than Teekay LNG and Teekay Tankers, are referred to herein as Teekay Parent.

Structure

To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in the Daughter entities and (b) Teekay Parent. Since we control the voting interests of the Daughter Entities through our ownership of the sole general partner interest of Teekay LNG and of Class A and Class B common shares of Teekay Tankers, we consolidate the results of these subsidiaries.

As of December 31, 2020, we had economic interests in Teekay LNG and Teekay Tankers of 42.4% and 28.6%, respectively. Please read “Item 4C – Information on the Company – Organizational Structure.”

Teekay LNG primarily holds assets that generate long-term fixed-rate cash flows. The strategic rationale for establishing this master limited partnership in 2004 was to illuminate the higher value of fixed-rate cash flows to Teekay investors, realize advantages of a lower cost of equity when investing in new liquefied natural gas (or LNG) projects, enhance returns to Teekay through fee-based revenue and ownership of the partnership's incentive distribution rights (which Teekay LNG repurchased from us in May 2020) and increase our access to capital for growth. In 2007, as part of our continued asset management strategy, we formed Teekay Tankers to expand our conventional oil tanker business. Teekay Tankers holds all of our conventional tanker assets and engages in a mix of short to medium term fixed-rate charter contracts and spot tanker market trading. Teekay Tankers also owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. In addition to Teekay Parent’s investments in Teekay LNG and Teekay Tankers, Teekay Parent continues to own three FPSO units, conducts business in Australia through the provision of operational and maintenance marine services, and provides marine and corporate services to Teekay LNG (and certain of its joint ventures) and to Teekay Tankers.

Our long-term vision is for Teekay Parent to be primarily a portfolio manager and project developer of various fixed assets and businesses within our area of expertise. Our primary financial objectives for Teekay Parent are to increase the value of our investments in our assets, increase Teekay Parent’s free cash flow per share, continue to reduce the debt of Teekay Parent (including by potentially selling assets in the future and using the net proceeds to repay debt), and, as a service provider to its Daughter Entities and third parties, provide scale and other benefits across the Teekay Group.

Teekay previously entered into an omnibus agreement with Teekay LNG, Altera and related parties governing, among other things, when Teekay, Teekay LNG and Altera may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake (or FSO) units and FPSO units.

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
IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from voyage charters, time charters accounted for under operating, direct financing and sales-type leases, and FPSO contracts. Revenues are affected by hire rates and the number of days a vessel operates, and previously also the daily production volume and/or the oil price for certain FPSO units. Revenues are also affected by the mix of business between time charters and voyage charters and to a lesser extent whether our vessels are subject to an RSA. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

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

Depreciation and Amortization. Our depreciation and amortization expense typically consists of:

•charges related to the depreciation and amortization of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;
•charges related to the amortization of dry-docking expenditures over the useful life of the dry dock; and
•charges related to the amortization of intangible assets, including the fair value of time charters and customer relationships where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period in which the asset is expected to contribute to our future cash flows.

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
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market.

•Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended December 31 and March 31. However, there may be years where other events override typical seasonality. This was the case in 2020 when high global oil production and a rise in floating storage led to strong tanker rates in the first and second quarters of the year before giving way to much weaker rates in the third and fourth quarters due to lower oil demand as a result of COVID-19, a significant reduction in global oil supply, and the return of ships from floating storage.

•The COVID-19 pandemic is dynamic, and its ultimate scope, duration and effects on us, our customers and suppliers and our industry are uncertain.

Although global demand for LNG has remain relatively stable, COVID-19 has resulted and may continue to result in a significant decline in global demand for LPG and crude oil. As our business includes the transportation of LNG, LPG and oil on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services.

For the year ended December 31, 2020, we did not experience any material business interruptions as a result of the COVID-19 pandemic. COVID-19 has been a contributing factor to the decline in spot tanker rates and short-term time charter rates since mid-May 2020 and has also increased certain crewing-related costs, which reduced our cash flows, and was a contributing factor to the non-cash write-down of certain of Teekay LNG's multi-gas vessels, certain tankers owned by Teekay Tankers and one FPSO unit, as described in "Item 18 – Financial Statements: Note 18 - Write-down and Loss on Sale." The pandemic was also a contributing factor to the reduction in certain tax accruals as described in "Item 18 – Financial Statements: Note 21 - Income Tax Expense". We are continuing to monitor the potential impact of the pandemic on us, including monitoring counterparty risk associated with our vessels under contract and monitoring the impact on potential vessel impairments. We have also introduced a number of measures to protect the health and safety of our crews on our vessels, as well as our onshore staff.

Effects of the current pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for LNG, LPG and oil; operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies, (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions, and (d) the timing of crew changes; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could reduce our future growth opportunities; and potential deterioration in the financial condition and prospects of our customers or business partners.

Given the dynamic nature of the pandemic, including the development of variants of the virus, the duration of any potential business disruption and the related financial impact cannot be reasonably estimated at this time and could materially affect our business, results of operations and financial condition. Please read “Item 3 - Key Information - Risk Factors” for additional information about potential risks of COVID-19 on our business.

•IMO 2020 Low Sulfur Fuel Regulation

Effective January 1, 2020, the International Maritime Organization imposed a 0.50% m/m (mass by mass) global limit for sulfur in fuel oil used onboard ships. To comply with this new regulatory standard, ships may utilize different fuels containing low or zero sulfur or utilize exhaust gas cleaning systems, known as “scrubbers”. To date, neither Teekay LNG nor Teekay Tankers has installed any scrubbers on their existing fleets, but each has taken and continues to take steps to comply with the 2020 sulfur limit. Detailed plans to address this changeover have been successfully implemented.

Teekay LNG communicated with its charterers in seeking to promote the use of LNG as the primary fuel whenever possible. All charterers accepted the rationale as a logical means of compliance. Vessels are supplied with compliant low sulfur heavy fuel oil and low sulfur marine gas oil which are used as pilot fuels, maneuvering or heel out situations, or in the case of heavy fuel oil only vessels, as the primary fuel. Under time charters, as both the LNG and compliant fuel is supplied by the charterers, there has been minimal impact on revenues and voyage expenses for our LNG fleet.

Teekay Tankers' transition to low sulfur fuel did not have a significant impact on its operating results. The future fuel price spread between high sulfur fuel and low sulfur fuel is uncertain; however, the use of higher cost low sulfur fuel has and is expected to continue to increase Teekay Tankers' voyage expenses. Teekay Tankers expects that it will be able to recover fuel price increases from the charterers of its vessels through higher revenues from voyage charters.

•The size of and types of vessels in our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries, vessel dispositions and changes to the number of vessels we charter in, as well as our entry into new markets. Please read “– Results of Operations” below for further details about vessel dispositions, deliveries and vessels chartered in. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•Vessel operating and other costs are facing industry-wide cost pressures. We continue to maintain our operating expense increases at near inflationary levels; however, regulatory compliance has increased cost pressures on operators in recent years which may lead to increased operational expenses in the future. In 2020, we have been impacted by COVID-19 and the implications of resulting logistical challenges across our fleet. We had to defer the scheduled maintenance for certain of our vessels from 2020 to 2021. Additionally, due to increased length of stay for seafarers on board the vessels, we have had an increase in crewing costs.

•Our net income is affected by fluctuations in the fair value of our derivative instruments. Most of our existing cross currency and interest rate swap agreements and foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe the non-designated derivative instruments are economic hedges, the changes in their fair value are included in our consolidated statements of income (loss) as unrealized gains or losses on non-designated derivatives. The unrealized changes in fair value do not affect our cash flows or liquidity.

•The amount and timing of dry dockings of our vessels can affect our revenues between periods. Our vessels are off-hire at various times due to scheduled and unscheduled maintenance. During 2020 and 2019, on a consolidated basis and excluding vessels in our equity-accounted joint ventures,- we incurred 591 and 886 off-hire days relating to dry docking, respectively. The financial impact from these periods of off-hire, if material, is explained in further detail below in "– Results of Operations”. During 2021, 17 of our vessels are scheduled for dry docking, excluding vessels in our equity-accounted joint ventures, compared to 13 vessels which dry docked during 2020.

•Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, advances from affiliates, and long-term debt) are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translations fluctuate based on the strength of the U.S. Dollar relative mainly to the Euro and NOK and are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses but do not currently impact our cash flows.

•The duration of our FPSO contract for the Sevan Hummingbird FPSO unit is subject to early termination options. If the charterer exercised its early termination option, we will no longer generate revenue under the related contract and will need to seek to redeploy, sell or scrap the unit. The likelihood of the contract being terminated early is affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy the unit at a rate at least equal to the existing contract, if at all, our operating results will be harmed. Any potential redeployment may not be under a long-term contract, which may affect the stability of our cash flow. If the unit is not redeployed or sold, we may incur costs to decommission and scrap the unit. FPSO units, in particular, are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessel at an acceptable rate may have an adverse effect on our business and operating results.

•Certain of Teekay LNG's consolidated and equity-accounted vessels earned revenues based partly on spot market rates. All of Teekay LNG's wholly-owned multi-gas carriers, and certain of our LPG carriers in our 50%-owned Exmar LPG Joint Venture were either trading or are currently trading in the spot market. Volatility of spot rates will affect our results from period to period.

•We do not control access to cash flow generated by our investments in equity-accounted joint ventures. We do not have control over the operations of, nor do we have any legal claim to the revenue and expenses of our investments in, our equity-accounted joint ventures. Consequently, the cash flow generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such cash flows are generated.
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

	Revenues		Income (loss) from vessel operations
(in thousands of U.S. dollars)	2020	2019	2020	2019
Teekay LNG	591,103	601,256	226,093	299,253
Teekay Tankers	886,434	943,917	141,572	123,883
Teekay Parent	338,135	413,806	(53,086)	(219,094)
Elimination of intercompany (1)	—	(13,588)	—	—
Teekay Corporation Consolidated	1,815,672	1,945,391	314,579	204,042
(1)During 2019, Teekay Tankers' ship-to-ship transfer business provided operational and maintenance services to Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by Teekay LNG, for the LNG receiving and regasification terminal in Bahrain. Also during 2019, the Magellan Spirit LNG carrier was chartered by Teekay LNG to Teekay Parent for a short period of time.

Summary

Teekay Corporation's consolidated income from vessels operations increased to $314.6 million for the year ended December 31, 2020 compared to $204.0 million in the prior year. The primary reasons for this increase are as follows:

Consolidated Income from Vessel Operations
$ (Millions)
450
400
350
300
250
200
150
100
50
0
Year Ended Dec 31, 2019
Teekay Parent
Teekay Tankers
Teekay LNG
Year Ended Dec 31, 2020

•a decrease in loss from vessel operations in Teekay Parent of $166.0 million primarily due to lower impairment charges relating to FPSO units in 2020, a gain on commencement of a sales-type lease and improved results as a result of a new bareboat charter agreement for the Petrojarl Foinaven FPSO unit in 2020, partially offset by decommissioning costs incurred for the Petrojarl Banff FPSO unit after it ceased operations in June 2020;
•an increase in income from vessel operations in Teekay Tankers of $17.7 million primarily due to higher overall average realized spot TCE rates earned by its Suezmax and LR2 product tankers, fewer off-hire days related to dry dockings and lower off-hire bunker expenses, a higher number of vessels on time-charter out contracts earning higher rates, as well as higher earnings from Teekay Tankers' full service lightering (or FSL) dedicated vessels in 2020, partially offset by impairment charges of $66.7 million in 2020;
partially offset by
•a decrease in income from vessel operations in Teekay LNG of $73.2 million primarily due to a $51.0 million write-down of seven multi-gas carriers during 2020 and due to the sale of the WilPride and WilForce LNG carriers in January 2020.
Details of the changes to our results of operations for the year ended December 31, 2020, compared to the year ended December 31, 2019 are provided in the following section.

Year Ended December 31, 2020 versus Year Ended December 31, 2019
Teekay LNG
As at December 31, 2020, Teekay LNG’s liquefied gas fleet consisted of a controlling interest in 22 LNG carriers and seven LPG/multi-gas carriers. In addition, Teekay LNG also has interests of 20% to 52% in 25 LNG carriers, 23 LPG/multi-gas carriers and one LNG regasification terminal in Bahrain that are accounted for using the equity method.
Recent Developments in Teekay LNG
During March 2021, Teekay LNG secured a one-year, variable-rate charter contract, with a one-year option at a fixed rate for the Creole Spirit LNG carrier, which commenced in March 2021.

During July 2020, Teekay LNG's 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) secured an eight-month charter contract for the Methane Spirit, after its previous charter contract ended. In addition, in December 2020, the MALT Joint Venture secured a two-year, fixed-rate charter contract, with a one-year option, for the Methane Spirit which is expected to commence in April 2021.

During April and May 2020, the MALT Joint Venture also secured the following charter contracts: a one-year, fixed-rate charter contract, with a one-year option, for the Arwa Spirit which commenced in May 2020 after its previous charter contract ended; and a six-month charter contract for the Marib Spirit which commenced in June 2020 after its prior charter contract ended. In October 2020, the charterer of the Marib Spirit exercised its options to extend the current charter by 14 months at a higher charter rate, extending the vessel's charter coverage to early-2022, and has another one-year option available. In March 2021, the charterer of the Arwa Spirit exercised its one-year option to extend the charter contract to May 2022.

In March 2020, Teekay LNG received notice from the Manager, which commercially manages its seven wholly-owned multi-gas vessels, that it would dissolve the pool in which these seven multi-gas vessels were then being managed, effective September 2020, in accordance with its rights in the then-existing commercial management agreement. This notice, along with the lower near-term outlook for these types of vessels that resulted from the economic environment at that time (including the COVID-19 pandemic), impacted its assessment of the expected earnings for these vessels which resulted in a write-down of its seven multi-gas carriers during 2020 - see "Item 18 – Financial Statements: Note 18 – Write-down and Loss on Sale". In July 2020, Teekay LNG entered into a new commercial management agreement with its third-party commercial manager (or the Manager) to commercially manage its seven wholly-owned multi-gas vessels for a two-year term, which came into effect in September 2020 upon the vessels redelivering from the previous pool arrangement and termination of the prior commercial management agreement. In early-2021, Teekay LNG's commercial manager publicly announced that it intends to merge its business and operations with another third-party commercial manager. The transaction is expected to close in the first half of 2021, upon which the surviving entity will continue to commercially manage Teekay LNG's seven wholly-owned multi-gas vessels for the remaining two-year term under the current commercial management agreement.

In January 2020, Awilco LNG ASA (or Awilco) repurchased the WilPride and WilForce LNG carriers, respectively, and paid Teekay LNG the associated vessel purchase obligations, deferred hire amounts and interest on deferred hire amounts totaling $260.4 million relating to these two vessels. Teekay LNG used the proceeds from the sales to repay $157 million of term loans that were collateralized by these vessels and to fund working capital requirements.

In November 2019, Teekay LNG's joint venture with National Oil & Gas Authority (or NOGA), Gulf Investment Corporation and Samsung C&T (or the Bahrain LNG Joint Venture), in which Teekay LNG has a 30% interest, completed the mechanical construction and commissioning of the LNG receiving and regasification terminal in Bahrain. The project began receiving terminal use payments in January 2020 under its terminal use agreement with NOGA which ends in February 2039.

Operating Results – Teekay LNG
The following table compares Teekay LNG’s operating results, equity income and number of calendar-ship-days for its vessels for 2020 and 2019:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2020	2019
Revenues	591,103	601,256
Voyage expenses	(17,394)	(21,387)
Vessel operating expenses	(116,396)	(111,585)
Time-charter hire expense	(23,564)	(19,994)
Depreciation and amortization	(129,752)	(136,765)
General and administrative expenses (1)	(26,904)	(22,521)
Write-down of and sale of vessels	(51,000)	13,564
Restructuring charges	—	(3,315)
Income from vessel operations	226,093	299,253

Liquefied Gas Carriers (1)	226,093	300,520
Conventional Tankers (1)(2)	—	(1,267)
	226,093	299,253

Equity income – Liquefied Gas Carriers	72,233	58,819

Calendar-Ship-Days (3)
Liquefied Gas Carriers	10,990	11,650
Conventional Tankers	—	317
(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.
(2)Further information on Teekay LNG’s conventional tanker results can be found in “Item 18 – Financial Statements: Note 3 – Segment Reporting.”
(3)Calendar-ship-days presented relate to consolidated vessels only.

Income from vessel operations for Teekay LNG decreased to $226.1 million in 2020 compared to $299.3 million in 2019, primarily as a result of:

•a decrease of $64.6 million due to the write-down of seven multi-gas carriers in 2020 compared to a write-down of one conventional tanker in 2019 and a gain recognized on the derecognition of the WilPride and WilForce LNG carriers in 2019;
•a decrease of $10.5 million due to the sales of the Toledo Spirit, Alexander Spirit, WilPride, and WilForce LNG carriers between January 2019 and January 2020;
•a decrease of $8.0 million during 2020, primarily due to an increase in vessel operating expenses due to timing of repairs and maintenance expenditures, and an increase in general and administrative expenses related to professional fees associated with the elimination of Teekay LNG's incentive distribution rights, and higher insurance premiums; and
•a decrease of $4.6 million due to lower rates earned for the Bahrain Spirit in 2020 as the vessel was trading primarily as a floating storage unit (or FSU) for the majority of 2020 compared to higher rates earned when it traded as an LNG carrier in 2019 prior to the completion of the LNG terminal in Bahrain in November 2019, and lower rates earned on the redeployment of the Magellan Spirit in May 2019;
partially offset by

•an increase of $13.3 million due to fewer off-hire days during 2020, primarily for scheduled dry dockings and unscheduled repairs for certain vessels.
Equity income related to Teekay LNG’s liquefied gas carriers increased to $72.2 million in 2020 compared to $58.8 million in 2019. The changes were primarily a result of:

•an increase of $45.3 million due to the deliveries of four ARC7 LNG carrier newbuildings (the Nikolay Yevgenov, the Vladimir Voronin, the Georgiy Ushakov and the Yakov Gakkel) in June 2019, August 2019, November 2019, and December 2019, respectively; delivery of the Pan Africa in January 2019; and the commencement of the terminal use agreement of the Bahrain LNG Joint Venture in early-2020;
•an increase of $9.5 million due to higher charter rates earned by certain vessels in Teekay LNG's 50/50 LPG joint venture with Exmar NV (or the Exmar LPG Joint Venture); and
•an increase of $3.4 million due to fewer off-hire days during 2020, primarily for scheduled dry dockings and unscheduled repairs for certain vessels in the MALT Joint Venture;
partially offset by

•a decrease of $29.4 million due to higher unrealized losses on non-designated interest rate swaps relating to decreases in long-term forward LIBOR benchmark interest rates relative to the beginning of 2020 and credit loss provisions recognized during 2020 that followed the adoption of ASC 326 on January 1, 2020 (please see "Item 18 – Financial Statements: Note 1: Summary of Significant Accounting Policies" and "Item 18 - Financial Statements: Note 11: Fair Value Measurements and Financial Instruments") which were primarily due to the commencement of the sales-type lease for the Bahrain regasification terminal and associated FSU in January 2020 and declines in estimated charter-free valuations for certain types of LNG carriers servicing time-charter contracts accounted for as direct financing and sales-type leases; and
•a decrease of $17.0 million due to impairment charges recorded on four LPG carriers in the Exmar LPG Joint Venture in 2020.
Teekay Tankers
As at December 31, 2020, Teekay Tankers owned and leased 52 double-hulled conventional oil and product tankers, time chartered-in two Aframax and one Long Range 2 (or LR2) product tankers, and owned a 50% interest in one Very Large Crude Carrier (or VLCC).
Recent Developments in Teekay Tankers
In March 2021, Teekay Tankers declared purchase options to acquire six Aframax tankers for a total cost of $128.8 million, as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 – Financial Statements: Note 10 - Obligations Related to Finance Leases" of this Annual Report. Teekay Tankers expects to complete the purchase and delivery of these vessels in September 2021.

In February 2021, Teekay Tankers agreed to sell two Aframax tankers for a combined sales price of $32.0 million. Both tankers were delivered in March 2021.

In December 2020, Teekay Tankers entered into a time charter-in contract for one Aframax tanker newbuilding for a firm period of seven years at an initial daily rate of $18,700. The contract includes three one-year option periods and a purchase option at the end of the second option period. The vessel is expected to be delivered to Teekay Tankers during the fourth quarter of 2022.

In November 2020, Teekay Tankers declared purchase options to acquire two Suezmax tankers for a total cost of $56.7 million, as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 – Financial Statements: Note 10 - Obligations Related to Finance Leases" of this Annual Report. Teekay Tankers expects to complete the purchase and delivery of these vessels in May 2021.

In October 2020, Teekay Tankers completed the repurchase of two Aframax tankers previously under the sale-leaseback arrangements described in "Item 18 – Financial Statements: Note 10 - Obligations Related to Finance Leases" of this Annual Report, for a total cost of $29.6 million, using available cash.

In September 2020, Teekay Tankers entered into a time charter-out contract for one Aframax tanker with a one-year term at a daily rate of $18,700. This charter-out contract commenced in October 2020.

Between March and May 2020, Teekay Tankers entered into time charter-out contracts for five Suezmax tankers and one LR2 tanker with one-year terms at average daily rates of $45,600 and $29,000, respectively, and two Aframax tankers with one to two-year terms at an average daily rate of $25,600. These charter-out contracts commenced between April and June 2020.

During the first quarter of 2020, Teekay Tankers completed the sale of three Suezmax tankers in separate transactions for a combined sales price of approximately $60.9 million. Two Suezmax tankers were delivered in February 2020, and one Suezmax tanker was delivered in March 2020.

In April 2020, Teekay Tankers sold the non-U.S. portion of its ship-to-ship business, as well as its LNG terminal management business, for approximately $27.1 million, including an adjustment for the final amounts of cash and other working capital present on the closing date. The sale resulted in a gain on sale of approximately $3.1 million. Of the total proceeds, $14.3 million was received in May 2020 and the remaining $12.7 million was received in July 2020.

Operating Results – Teekay Tankers

The following table compares Teekay Tankers’ operating results, equity income and number of calendar-ship-days for its vessels for 2020 and 2019.

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2020	2019
Revenues	886,434	943,917
Voyage expenses	(297,225)	(402,294)
Vessel operating expenses	(184,233)	(208,601)
Time-charter hire expense	(36,341)	(43,189)
Depreciation and amortization	(117,212)	(124,002)
General and administrative expenses	(39,006)	(36,404)
Write-down and loss on sale of assets	(69,446)	(5,544)
Restructuring charges	(1,398)	—
Income from vessel operations	141,573	123,883

Equity income	5,100	2,345

Calendar-Ship-Days (1)
Conventional Tankers	20,673	22,350
(1)Calendar-ship-days presented relate to owned and in-chartered consolidated vessels only.
Tanker Market
2020 was a year of two distinct halves in the tanker market, with a strong first half of the year giving way to a much weaker second half. The tanker market started 2020 on a positive note as firm supply and demand fundamentals existing during the fourth quarter of 2019 continued into the early part of the year. Rates were boosted by an increase in oil production during March and April due to the short-lived oil price war between Russia and Saudi Arabia which resulted in an increase in cargos. This increased production occurred just as oil demand started to plummet as a result of COVID-19 lockdowns across the globe which led to a significant mismatch between global oil supply and demand and a historic build in global oil inventories. The rapid build in inventories drove oil prices to multi-year lows and pushed the crude oil futures curve into a steep contango, which encouraged oil traders to charter ships for floating storage. The increasing number of tankers being utilized for storage led to a tightening of available fleet supply which, in combination with healthy cargo supply, resulted in increased tanker fleet utilization. As a result, spot tanker rates increased to multi-year highs during the first and second quarters of the year.

Tanker market dynamics shifted towards the end of the second quarter of 2020 due to steep oil production cuts from the OPEC+ group of suppliers in response to lower oil demand. The OPEC+ group implemented record oil production cuts of 9.7 million barrels per day (or mb/d) from May 2020 which negatively affected tanker demand. Although the OPEC+ group brought 2.0 mb/d of supply back in August 2020, this still left tanker trade volumes well below pre-COVID levels. Spot rates deteriorated further during the fourth quarter of the year as a number of ships which were being used as floating storage returned to the trading fleet, thus increasing available fleet supply. In addition, a resurgence in COVID-19 cases during the fourth quarter, particularly in Europe and North America, led to renewed lockdowns and caused both a slowdown in oil demand and reduced refinery throughput. This weakness in rates has carried on into early 2021.

Looking ahead, Teekay Tankers expects that tanker demand will start to recover during 2021 as oil demand increases and oil inventories are brought back to more normal levels. However, the timing of this recovery remains uncertain and depends to a large extent on how the COVID-19 pandemic evolves over the coming months. As per the International Energy Agency (or IEA), global oil demand is expected to grow by 5.5 mb/d in 2021 following an 8.8 mb/d decline in 2020. The demand recovery is expected to accelerate during the second half of 2021 as COVID-19 vaccination programs are rolled-out worldwide. Global oil supply is likely to remain constrained in the near-term, particularly with Saudi Arabia announcing a cut of 1.0 mb/d during February and March 2021. However, Teekay Tankers expects oil supply volumes to increase during the latter part of the year in tandem with the oil demand recovery, which will be positive for tanker demand.

Fleet supply fundamentals continue to look very positive due to a significantly reduced level of newbuild ordering, a diminishing tanker orderbook, and the potential for higher scrapping due to an aging world fleet. As of January 2021, the tanker orderbook totaled 54.2 million deadweight tonnes (or mdwt), or just over eight percent of the existing fleet size. The level of newbuild orders remains low, and is expected to remain so due to uncertainty over vessel technology and a more restrictive financial landscape. Although the level of tanker scrapping was very low in 2020, scrapping facilities have now returned to full operation, and the level may pick up during periods of potentially weaker spot tanker rates in 2021.

In summary, the tanker market has weakened since the middle of 2020 and the next few months look to be challenging. However, tanker demand should continue to gradually recover through 2021 which, coupled with a positive fleet supply outlook, should help the tanker market begin to rebalance.

Teekay Tankers' income from vessel operations increased to $141.6 million in 2020 compared to $123.9 million in 2019, primarily as a result of:

•a net increase of $70.1 million due to higher overall average realized spot TCE rates earned by Suezmax tankers and LR2 product tankers, as well as a higher extension rate from one time-charter out contract, partially offset by lower overall average realized spot TCE rates earned by Aframax tankers and lower earnings from FSL dedicated vessels; and
•a net increase of $39.7 million primarily due to a higher number of vessels on time-charter out contracts earning higher rates compared to spot rates for 2019;

partially offset by
•a decrease of $66.7 million due to an increase in write-downs mainly related to the impairment of nine Aframax tankers and four right-of-use assets due to the weak near-term tanker market outlook, a reduction of charter rates as a result of the current economic environment, and a decline in vessel values during 2020;
•a decrease of $11.2 million due to the sale of one Suezmax tanker in the fourth quarter of 2019 and three Suezmax tankers in the first quarter of 2020;
•a decrease of $6.3 million primarily due to the depreciation related to capitalized expenditures for vessels which dry docked during 2019 and 2020; and
•a decrease of $5.2 million primarily due to increased crewing-related costs that have been impacted by disruptions resulting from the COVID-19 global pandemic.
Equity income increased to $5.1 million in 2020 from $2.3 million in 2019 primarily due to higher spot rates realized by Teekay Tankers' 50% ownership interest in a VLCC, which has been trading in a third party-managed VLCC pooling arrangement.
Teekay Parent
As at December 31, 2020, Teekay Parent had direct interests in three 100%-owned FPSO units, which are included in Teekay Parent’s Offshore Production business. In addition, included in Teekay Parent’s Other and Corporate G&A segment was one FSO unit in-chartered from Altera until March 2021. Teekay Parent also redelivered one FSO unit to Altera in August 2020, one bunker barge to a third party in May 2020, two shuttle tankers to Altera in March 2020, and one FSO unit to Altera in April 2019. The remaining portion of the Other and Corporate G&A segment primarily relates to Teekay Parent's marine services business in Australia as well as marine and corporate services provided to Teekay LNG's equity-accounted joint ventures and Altera.
Recent Developments in Teekay Parent
In the third quarter of 2020, Teekay Parent recognized an impairment charge of $9.1 million relating to its right-of-use asset for the Suksan Salamander FSO unit. Teekay Parent reduced its expected cash flows from the Suksan Salamander FSO unit, which it in-chartered from Altera under an operating lease, to take into account progress relating to the early termination of the in-charter and the novation of the charter contracts with the customer to Altera. The novation of the charter contracts was completed in March 2021 and the in-charter terminated at the same time.
During 2020, Teekay Parent made changes to its expected cash flows from the Sevan Hummingbird FPSO unit based on the market environment and oil prices, and contract discussions with the customer. The carrying value of the unit was fully written down in the third quarter of 2020, resulting in impairment charges of $37.2 million for the year ended December 30, 2020.
In the first quarter of 2020, CNR International (U.K.) Limited (or CNRI) provided formal notice to Teekay of its intention to decommission the Banff field and remove the Petrojarl Banff FPSO and the Apollo Spirit FSO from the field in 2020. The oil production under the existing contract for the Petrojarl Banff FPSO unit ceased on June 1, 2020, at which time Teekay Parent began incurring decommissioning/asset retirement costs. Accordingly, during the year ended December 31, 2020, the asset retirement obligation for the Petrojarl Banff FPSO unit was increased based on changes to cost estimates and the carrying value of the unit was fully written down in the third quarter of 2020, resulting in impairment charges of $33.5 million for the year ended December 31, 2020. In December 2020, Teekay Parent entered into a contract to recycle the Petrojarl Banff FPSO unit in Denmark in 2021. The cost of recycling the unit, including lay-up and towage costs, is estimated to be approximately $10 million.
In March 2020, Teekay Parent entered into a new bareboat charter contract with the existing charterer of the Petrojarl Foinaven FPSO, which can be extended up to December 2030. Under the terms of the new contract, Teekay Parent received a cash payment of $67 million in April 2020 and will receive a nominal per day rate over the life of the contract and a lump sum payment at the end of the contract period, which is expected to cover the costs of recycling the FPSO unit in accordance with the EU ship recycling regulations. This transaction resulted in a gain on commencement of sales-type lease of $44.9 million for the year ended December 31, 2020.

Operating Results – Teekay Parent

The following table compares Teekay Parent’s operating results and the number of calendar-ship-days for its vessels for 2020 and 2019.

	Offshore Production		Other and Corporate G&A		Teekay Parent Total
(in thousands of U.S. dollars, except calendar-ship-days)	2020	2019	2020	2019	2020	2019
Revenues	108,952	210,816	229,183	202,990	338,135	413,806
Voyage expenses	(24)	(36)	10	(7)	(14)	(43)
Vessel operating expenses	(94,945)	(159,822)	(204,230)	(166,416)	(299,175)	(326,238)
Time-charter hire expense	(7,972)	(41,813)	(12,406)	(25,326)	(20,378)	(67,139)
Depreciation and amortization	(14,166)	(29,710)	—	(195)	(14,166)	(29,905)
General and administrative expenses (1)	(1,872)	(9,272)	(11,446)	(13,248)	(13,318)	(22,520)
Write-down and loss on sales of vessels	(70,692)	(178,330)	(9,100)	—	(79,792)	(178,330)
Gain on commencement of sales-type lease	44,943	—	—	—	44,943	—
Restructuring charges	(2,278)	—	(7,043)	(8,725)	(9,321)	(8,725)
Loss from vessel operations	(38,054)	(208,167)	(15,032)	(10,927)	(53,086)	(219,094)

Calendar-Ship-Days (2)
FPSO Units	1,098	1,095	—	—	1,098	1,095
FSO Units	244	365	366	477	610	842
Shuttle Tankers	113	642	—	—	113	642
(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, and other and corporate G&A based on estimated use of corporate resources.
(2)Apart from three FPSO units in 2020 and 2019, all remaining calendar-ship-days presented relate to in-chartered days.
Teekay Parent – Offshore Production
Loss from vessel operations for Teekay Parent’s Offshore Production business was $38.1 million for 2020, compared to loss from vessel operations of $208.2 million for 2019. The changes are primarily a result of:

•a decrease in loss of $107.6 million due to lower impairment charges in 2020;
•a decrease in loss of $74.0 million for 2020, primarily due to a $44.9 million gain on commencement of the sales-type lease and improved results associated with the new bareboat charter agreement for the Petrojarl Foinaven FPSO unit in 2020; and
•a decrease in loss of $10.9 million for 2020, related to the Sevan Hummingbird FPSO unit, primarily due to a new contract that took effect in the fourth quarter of 2019 at a higher rate as well as lower depreciation as a result of write-downs of the unit to its estimated fair value in the third quarter of 2019, and then to nil in the third quarter of 2020;
partially offset by

•an increase in loss of $22.3 million for 2020, related to the Petrojarl Banff FPSO unit, primarily due to cessation of production on the Banff field in June 2020 and the associated decommissioning costs incurred.
Teekay Parent – Other and Corporate G&A
Loss from vessel operations for Teekay Parent’s Other and Corporate G&A segment was $15.0 million for 2020, compared to loss from vessel operations of $10.9 million for 2019. The increase in loss was primarily due to the write-down of the Suksan Salamander FSO unit, as described above in "Recent Developments in Teekay Parent," partially offset by decreases in corporate expenses and restructuring charges.
Equity-Accounted Investment in Altera
We recognized equity losses from Altera of $75.8 million for the year ended December 31, 2019. Included in that amount was a write-down of our investment in Altera of $64.9 million and a loss on sale of Altera of $8.9 million.

Other Consolidated Operating Results
The following table compares our other consolidated operating results for 2020 and 2019:

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2020	2019
Interest expense	(225,647)	(279,059)
Interest income	8,342	7,804
Realized and unrealized losses on non-designated derivative instruments	(35,857)	(13,719)
Foreign exchange loss	(20,718)	(13,574)
Other loss	(18,062)	(14,475)
Income tax expense	(8,988)	(25,482)

Interest expense. Interest expense decreased to $225.6 million in 2020, compared to $279.1 million in 2019, primarily due to:

•a decrease of $20.5 million relating to Teekay LNG primarily due to a decrease in LIBOR and reduction in debt balances as a result of principal and bond repayments throughout 2019 and 2020;
•a decrease of $13.8 million primarily due to Teekay Tankers' significant prepayments of loan principal during the fourth quarter of 2019 and during 2020, and the debt refinancings completed during 2020, which resulted in lower interest rates in comparison to those under the previous facilities, along with overall lower average LIBOR rates, partially offset by the write-off of previously capitalized loan costs and non-capitalized loan costs associated with the debt refinancings;
•a decrease of $8.9 million as part of the proceeds from the sale of the WilForce and WilPride were used to the repay Teekay LNG's term loans that were collateralized by these vessels; and
•a decrease of $7.9 million relating to Teekay Parent as a result of the repurchase in 2019 and at maturity of the 8.5% senior notes (or the 2020 Notes) in January 2020, partially offset by an increase in debt issuance cost amortization, and the higher interest rate for the 9.25% senior secured notes due November 2022 (or the 2022 Notes) issued by Teekay Parent in May 2019.
Realized and unrealized losses on non-designated derivative instruments. Realized and unrealized (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income (loss). Net realized and unrealized losses on non-designated derivatives were $35.9 million for 2020, compared to $13.7 million for 2019, as detailed in the table below:

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Realized (losses) gains relating to:
Interest rate swap agreements	(17,483)	(8,296)
Foreign currency forward contracts	138	(147)
Stock purchase warrants	—	(25,559)
Forward freight agreements	(1,242)	1,490
	(18,587)	(32,512)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(17,558)	(7,878)
Foreign currency forward contracts	202	(200)
Stock purchase warrants	—	26,900
Forward freight agreements	86	(29)
	(17,270)	18,793
Total realized and unrealized losses on derivative instruments	(35,857)	(13,719)
The realized losses relate to amounts we actually realized for settlements related to these derivative instruments in normal course and amounts paid to terminate interest rate swap agreement terminations.

During 2020 and 2019, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $0.9 billion and $1.1 billion, respectively, with average fixed rates of approximately 3.1% and 3.0%, respectively. Short-term variable benchmark interest rates during these periods were generally lower than these fixed rates, and, as such, we incurred realized losses of $17.5 million and $8.3 million during 2020 and 2019, respectively, under the interest rate swap agreements.

Primarily as a result of significant changes in long-term benchmark interest rates during 2020 and 2019, we recognized unrealized losses of $17.6 million in 2020 compared to unrealized gains of $7.9 million in 2019 under the interest rate swap agreements.

Prior to the 2019 Brookfield Transaction, Teekay held 15.5 million common unit warrants issued by Altera to Teekay in connection with the 2017 Brookfield Transaction (or the Brookfield Transaction Warrants) and 1,755,000 warrants to purchase common units of Altera issued to Teekay in connection with Altera's private placement of Series D Preferred Units in June 2016 (or the Series D Warrants). Please read “Item 18 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities. During the year ended December 31, 2019, we recognized an unrealized gain of $26.9 million on these warrants, which was partially offset by a realized loss of $25.6 million during the same period. As part of the 2019 Brookfield Transaction, Teekay sold to Brookfield all of the Company’s remaining interests in Altera, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants.

Foreign Exchange Loss. Foreign currency exchange losses were $20.7 million in 2020 compared to losses of $13.6 million in 2019. Our foreign currency exchange gains and losses, substantially all of which are unrealized, are primarily due to the relevant period-end revaluation of our Norwegian-Krone (or NOK)-denominated debt and our Euro-denominated term loans, finance leases and restricted cash for financial reporting purposes and the realized and unrealized (losses) gains on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2020, foreign currency exchange loss included realized losses of $6.6 million (2019 – $5.1 million) and unrealized gains of $26.8 million (2019 – losses of $13.2 million) on our cross currency swaps, realized losses on maturity and termination of cross currency swaps of $33.8 million (2019 – nil) and an unrealized gain of $3.5 million (2019 – gain of $5.8 million) on the revaluation of our NOK-denominated debt.

Other loss. Other loss increased to $18.1 million in 2020 compared to $14.5 million in 2019 primarily due to unrealized credit loss provisions recognized in 2020 as a result of declines of estimated charter-free valuations of certain LNG vessels (new credit loss accounting standard adopted January 1, 2020), which are servicing time-charter contracts accounted for as direct financing and sales-type leases, and the impact of such declines on our expectation of the value of such vessels upon completion of their existing charter contracts, partially offset by losses on the repurchase of 2020 Notes during 2019.

Income Tax Expense. Income tax expense was $9.0 million in 2020 compared to $25.5 million in 2019. The income tax expense in 2020 includes the reversal of freight tax liabilities as a result of an agreement with a tax authority, which was based in part on an initiative of the tax authority in response to the COVID-19 global pandemic and included the waiver of interest and penalties on unpaid taxes, which was partially offset by an increase in freight taxes recognized in a certain jurisdiction due to uncertainty surrounding a recent tax law change and the limited transparency into the actions of the tax authority in this jurisdiction. For additional information, please read "Item 18 - Financial Statements: Note 21 - Income Tax Expense" of this Annual Report.
Year Ended December 31, 2019 versus Year Ended December 31, 2018
For a discussion of our operating results for the year ended December 31, 2019 compared with the year ended December 31, 2018, please see "Item 5 – Recent Developments and Results of Operations" in our Annual Report on Form 20-F for the year ended December 31, 2019.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Teekay Corporation Consolidated

Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks, the issuance of equity and debt securities (primarily by our Daughter Entities), through partnering with joint venture partners and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. We use certain of our revolving credit facilities to finance changes in working capital or other expenditures which may arise. As at December 31, 2020, Teekay Corporation’s total consolidated cash and cash equivalents was $348.8 million, compared to $354.4 million at December 31, 2019 (which included cash presented in assets held for sale). Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents, undrawn credit facilities and the undrawn portion of a loan, which is determined based on certain borrowing criteria to finance Teekay Tankers' RSAs, was $1.0 billion as at December 31, 2020 and $672.0 million as at December 31, 2019.

Our revolving credit facilities and term loans are described in "Item 18 – Financial Statements: Note 8 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict our ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into new lines of business.

Our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five of our loan agreements require the maintenance of vessel market value to loan ratios. As at December 31, 2020, these vessel market value to loan ratios were 405%, 273%, 142%, 215% and 190% compared to their minimum required ratios of 125%, 115%, 120%, 135% and 125%, respectively. The vessel values used in these ratios are the appraised values provided by third parties where available or prepared by us based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier or conventional tanker markets could negatively affect our compliance with these ratios.

Certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth, and minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million, and not to exceed a maximum level of financial leverage. Certain loan agreements require Teekay Tankers to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt and obligations related to finance leases.

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

As at December 31, 2020, the Company was in compliance with all covenants under our credit facilities and other long-term debt.

The aggregate annual long-term debt principal repayments required to be made by us subsequent to December 31, 2020, excluding payments made related to our finance lease obligations and after giving effect to Teekay LNG's term loan facility refinancing completed in February 2021, are $262.3 million (2021), $463.5 million (2022), $392.8 million (2023), $310.9 million (2024), $187.8 million (2025) and $469.8 million (thereafter).

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

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use foreign currency forward contracts, cross currency and interest rate swaps and forward freight agreements to manage currency, interest rate and spot tanker rates. Please read "Item 11 – Quantitative and Qualitative Disclosures About Market Risk.

Our business includes transporting oil and gas products. Regulatory changes and growing public concern about the environmental impact of climate change may lead to reduced demand for these products and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. Please read "Item 3 - Key Information - Risk Factors - Climate change and greenhouse gas restrictions may adversely impact our operations and markets" for further discussion on potential impacts on our business.

Based on our liquidity at the date of this Annual Report and the liquidity we expect to generate from operations over the following year, assuming no further significant decline in spot tanker rates, we expect that we will have sufficient liquidity to meet our existing liquidity needs for at least the one-year period following the date of this Annual Report.

Teekay Parent

Teekay Parent primarily owns an equity ownership interest in the Daughter Entities, 100% ownership interests in the general partner of Teekay LNG and three FPSO units, provides management services to the Daughter Entities and third-parties, and in-chartered one FSO unit which was redelivered in March 2021. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, asset retirement obligations, decommissioning costs and recycling costs associated with the Petrojarl Banff FPSO unit, debt servicing costs and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Daughter Entities and other investments, its undrawn credit facilities and proceeds from the sale of vessels to external parties (and in the past, to Teekay LNG, Teekay Tankers and Altera). As at December 31, 2020, Teekay Parent’s total cash and cash equivalents was $44.8 million, compared to $104.2 million at December 31, 2019. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $173.4 million as at December 31, 2020, compared to $195.3 million as at December 31, 2019.

In December 2020, Teekay Parent filed a continuous offering program (or COP) under which Teekay Parent may issue shares of its common stock, at market prices up to a maximum aggregate amount of $65.0 million. As of the date of filing this Annual Report, no shares of common stock have been issued under the COP.

On October 1, 2020, Teekay Parent secured a new equity margin revolving credit facility maturing in June 2022 to refinance its previous facility which was scheduled to mature in December 2020. The equity margin revolving credit facility provides for aggregate potential borrowings of up to $150 million and is secured by common units of Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay Parent. Availability under the credit facility relates to the value of the common units and common stock pledged as collateral for the facility. As part of the refinancing, 10.75 million Teekay LNG common units were included as additional security. Should the value of the collateral decrease beyond a certain threshold, any outstanding amounts are to be repaid in full. As of December 31, 2020, Teekay Parent did not have any amounts drawn on its equity margin revolving credit facility and had $128.6 million available to be drawn based on the value of the collateral as of that date.

During 2020, Teekay Parent commenced repurchasing some of its Convertible Senior Notes due January 15, 2023 (the Convertible Notes) and its 9.25% senior secured notes due November 2022 (or the 2022 Notes) in the open market. Teekay Parent acquired $12.8 million of the principal of the Convertible Notes for total consideration of $10.5 million and $6.6 million principal of its existing 2022 Notes for total consideration of $6.2 million, recognizing a gain of $1.5 million in 2020, included in other loss on the Company's consolidated statements of income (loss), in relation to the repurchases. Please see "Item 18 – Financial Statements: Note 8 – Long-Term Debt" for a description of the Convertible Notes.

On May 11, 2020, Teekay Parent and Teekay LNG agreed to eliminate all of Teekay LNG’s incentive distribution rights in exchange for the issuance to a subsidiary of Teekay Parent of 10.75 million newly-issued Teekay LNG common units. See Teekay LNG section below.

In January 2020, Teekay Parent used $36.7 million to repay all remaining 2020 Notes at maturity.

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

Teekay LNG

Teekay LNG's business strategy is to employ a substantial majority of its vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Its primary liquidity needs for 2021 through 2022 include payment of operating expenses, dry-docking expenditures, the funding of general working capital requirements, scheduled repayments and maturities of long-term debt and obligations related to finance leases, debt service costs, committed capital expenditures, its quarterly distributions, including payments of distributions on its Series A and Series B Preferred Units and common units, and funding any common and preferred unit repurchases it may undertake.

Teekay LNG anticipates that its primary sources of funds for its liquidity needs will be cash flows from operations, proceeds from financings, cash distributions it expects to receive from its equity-accounted joint ventures, and, to a lesser extent, existing undrawn revolving credit facilities.

Teekay LNG's ability to continue to expand the size of its fleet over the long term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financing and other debt, as well as its ability to raise debt or equity financing through public or private offerings.

As at December 31, 2020, Teekay LNG's consolidated cash and cash equivalents were $206.8 million, compared to $160.2 million at December 31, 2019. Its total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $461.6 million as at December 31, 2020, compared to $326.4 million as at December 31, 2019.

As at December 31, 2020, Teekay LNG had a working capital deficit of $259.1 million. This working capital deficit primarily arose from $250.5 million of long-term debt being classified as current at December 31, 2020 relating to scheduled maturities and repayments in the 12 months following December 31, 2020, including $139.9 million of NOK bonds maturing in October 2021. Teekay LNG expects to manage its working capital deficit primarily with net operating cash flow and expected cash distributions from its equity-accounted joint ventures, expected debt refinancings, and, if necessary, availability under existing undrawn revolving credit facilities. As at December 31, 2020, Teekay LNG had undrawn revolving credit facilities of $254.8 million.

In December 2018, Teekay LNG announced that its general partner's board of directors had authorized a common unit repurchase program for the repurchase of up to $100 million of its common units. During 2020, Teekay LNG repurchased 1.4 million common units for $15.3 million and associated general partnership interest of $0.3 million. As at April 1, 2021, the remaining dollar value of units that may be purchased under the program is approximately $55.8 million.

In September 2020, Teekay LNG issued, in the Norwegian bond market, NOK 1 billion in senior unsecured bonds that mature in September 2025. The aggregate principal amount of the bonds was equivalent to $112.0 million and all interest and principal payments have been swapped into U.S. Dollars at a fixed interest rate of 5.74%. Teekay LNG used the net proceeds from the bond offering to repay revolving credit facilities and for general corporate purposes. These bonds are listed on the Oslo Stock Exchange.

On May 11, 2020, Teekay Parent and Teekay LNG agreed to eliminate all of Teekay LNG's incentive distribution rights, which were held by Teekay LNG's general partner (which is a wholly-owned subsidiary of Teekay Parent), in exchange for the issuance to a subsidiary of Teekay Parent of 10.75 million newly-issued common units of Teekay LNG. The terms of the transaction were approved by the conflicts committee of the general partner's board of directors. The conflicts committee, which is comprised of independent members of the board of directors of the general partner, retained independent legal and financial advisors to assist it in evaluating and negotiating the transaction. Following the completion of this transaction on May 11, 2020, Teekay Parent now owns approximately 36 million of Teekay LNG's common units and remains the sole owner of the general partner, which together represents an economic interest of approximately 42% in Teekay LNG.

As part of its balanced capital allocation strategy, Teekay LNG increased its quarterly cash distributions on its common units by 32% in 2020 from $0.19 per common unit to $0.25 per common unit commencing with the quarterly distribution paid in May 2020. Teekay LNG has announced that it intends to increase its quarterly cash distributions on its common units by 15% from $0.25 per common unit to $0.2875 per common unit commencing with the quarterly distribution to be paid in May 2021.

For at least the one-year period following the date at the date of this Annual Report, Teekay LNG expects that its existing liquidity, combined with the cash flow it expects to generate from its operations and expects to receive as dividends from its equity-accounted joint ventures, will be sufficient to finance the majority of its liquidity needs. Teekay LNG's remaining liquidity needs include the need to refinance or repay certain of its loan facilities and to repay its bonds maturing during 2021 and 2022, which it expects to complete.
Teekay Tankers
Teekay Tankers' primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, and its capital raised through financing transactions.

As at December 31, 2020, Teekay Tankers' total consolidated cash and cash equivalents was $97.2 million, compared to $89.9 million, including cash in assets held for sale, at December 31, 2019. Teekay Tankers' total consolidated liquidity, including cash, cash equivalents, cash held for sale and undrawn credit facilities, was $372.6 million as at December 31, 2020, compared to $150.3 million as at December 31, 2019. Teekay Tankers' increased liquidity at December 31, 2020 compared to December 31, 2019 was primarily as a result of net operating cash flow generated in 2020, and net proceeds received from the sale of three Suezmax vessels and the sale of the non-US portion of its ship-to-ship support services business as well as its LNG terminal management business and the debt refinancing completed in January 2020 as described below.

In August 2020, Teekay Tankers entered into a $67.4 million term loan facility, which is scheduled to mature in August 2023, and which had an outstanding balance of $64.6 million as at December 31, 2020. Teekay Tankers used proceeds from the new term loan facility to repay a portion of the $85.1 million then outstanding under a prior term loan facility, which was scheduled to mature in 2021.

In January 2020, Teekay Tankers entered into a $532.8 million long-term revolving credit facility, which is scheduled to mature in December 2024, and which had an outstanding balance of $185.0 million drawn as at December 31, 2020. Teekay Tankers used proceeds from the new revolving credit facility to repay a portion of the $455.3 million then outstanding under its prior two revolving facilities, which were scheduled to mature in 2021 and 2022, respectively, and two term loans facilities, which were scheduled to mature in 2020 and 2021, respectively.

In November 2019, Teekay Tankers made the determination to transition away from its previous formulaic dividend policy, which was based on a payout of 30 to 50 percent of its quarterly adjusted net income, to primarily focus on building net asset value through balance sheet delivering and reducing its cost of capital.

Teekay Tankers' short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of its obligations related to finance leases (including the purchase price for the eight repurchase options declared under existing finance leases expected to complete in May 2021 and September 2021, which it intends to finance with future debt facilities or finance leases together with existing cash and undrawn credit facilities), as well as funding its other working capital requirements. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus may impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. However, there may be years where other events override typical seasonality. This was the case in 2020 when high global oil production and a rise in floating storage led to strong rates in the first and second quarters of the year before giving way to much weaker rates in the third and fourth quarters due to lower oil demand as a result of COVID-19, a significant reduction in global oil supply, and the return of ships from floating storage.

Teekay Tankers' long-term capital needs primarily include capital expenditures and repayment of its loan facilities and obligations related to finance leases. Generally, Teekay Tankers expects that its primary long-term sources of funds will be cash from operations, cash balances, long-term bank borrowings and other debt or equity financings. Teekay Tankers expects that it will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and capital expenditures, including opportunities it may pursue to purchase additional vessels.

Teekay Tankers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents, undrawn short-term and long-term borrowings, and expected proceeds from refinancing the eight vessel repurchases described above, which it expects will be sufficient to meet its existing liquidity needs for at least the one-year period following the date of this Annual Report.
Cash Flows
Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2020	2019
Net operating cash flows	984,017	383,306
Net financing cash flows	(1,097,513)	(382,229)
Net investing cash flows	63,061	(50,391)
Operating Cash Flows
Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates. In addition, up until June 2020, the production performance of certain of our FPSO units that operated under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. Up until June 2020, as the charter contracts of some of our FPSO units included incentives based on oil prices, changes in global oil prices during recent years have also impacted our operating cash flows.

Teekay LNG and Teekay Tankers do not have control over the operations of, nor do they have any legal claim to the revenue and expenses of their investments in its equity-accounted joint ventures. Consequently, the cash flow generated by their investments in equity-accounted joint ventures may not be available for use by Teekay LNG and Teekay Tankers in the period that such cash flows are generated.

Consolidated net cash flow from operating activities increased to $984.0 million for the year ended December 31, 2020, from $383.3 million for the year ended December 31, 2019. This increase was primarily due to a $323.9 million increase in direct financing lease payments received, which mainly related to payments received by Teekay LNG upon the sale of the WilForce and WilPride LNG carriers in January 2020 and payment received by Teekay Parent in April 2020 as part of the bareboat charter with Britoil Limited (or BP) for the Petrojarl Foinaven FPSO. There was also an increase of $118.8 million in income from operations (before depreciation, amortization, write-downs and gain on commencement of sales-type lease) of our businesses. For further discussion of changes in income from vessel operations from our businesses, please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Results of Operations.” In addition, during 2020, there was a $104.0 million increase in cash flows from changes to non-cash working capital, distributions from equity-accounted joint ventures increased by $31.5 million, expenditures for dry docking decreased by $30.7 million and interest expense, including realized losses on interest rate swaps and cross currency swaps, decreased by a net amount of $9.4 million. These increases to operating cash flows were partially offset by asset retirement obligation expenditures of $17.5 million during 2020 relating to the Petrojarl Banff FPSO unit.
Financing Cash Flows
We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net payments on long-term debt, which are the proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, were $570.6 million in 2020, compared to $277.3 million in 2019. Scheduled debt repayments increased by $72.2 million in 2020 compared to 2019.

Teekay LNG received $317.8 million of net proceeds from the sale-leaseback financing transactions for the Yamal Spirit and Torben Spirit for the year ended December 31, 2019. Teekay Tankers received $63.7 million from sale-leaseback financing transactions completed for the year ended December 31, 2019.
Investing Cash Flows
During 2020, we incurred capital expenditures for vessels and equipment of $26.5 million, primarily for capitalized vessel modifications. During 2020, Teekay Tankers received proceeds of $25.0 million from the sale of the non-US portion of its ship-to-ship support services business as well as its LNG terminal management business, and also received proceeds on the sale of three Suezmax tankers of $60.9 million.

During 2019, we received $100 million from Brookfield for the sale of our remaining interests in Altera. We incurred capital expenditures for vessels and equipment of $109.5 million primarily for capitalized vessel modifications and shipyard construction installment payments in Teekay LNG. Teekay LNG received proceeds of $11.5 million from the sale of the Alexander Spirit and contributed $72.4 million to its equity-accounted joint ventures and loans to joint ventures for the year ended December 31, 2019, primarily to fund project expenditures in the Yamal LNG Joint Venture and the Bahrain LNG Joint Venture. During 2019, Teekay Tankers received proceeds of $19.6 million related to the sale of one Suezmax tanker.

COMMITMENTS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at December 31, 2020:

	Total	2021	2022	2023	2024	2025	Beyond 2025
	In millions of U.S. Dollars
Teekay LNG
Bond repayments (1)(2)	355.5	139.9	—	99.0	—	116.6	—
Scheduled repayments of long-term debt (1) (3)	591.6	111.1	109.0	102.7	91.6	71.2	106.0
Repayments on maturity of long-term debt (1) (3)	534.8	—	99.9	36.8	34.3	—	363.8
Scheduled repayments of obligations related to finance leases (4)	1,741.4	138.6	137.0	135.5	132.0	129.7	1,068.6
Commitments under operating leases (5)	232.4	47.7	35.0	24.0	23.9	23.9	77.9
Equipment and other construction contract costs (6)	51.7	36.1	15.6	—	—	—	—
	3,507.4	473.4	396.5	398.0	281.8	341.4	1,616.3
Teekay Tankers
Scheduled repayments of long-term debt and other debt (7)	77.7	21.2	11.2	8.5	36.8	—	—
Repayments on maturity of long-term debt and other debt (7)	181.9	—	—	33.7	148.2	—	—
Scheduled repayments of obligations related to finance leases (8)(9)	360.0	78.4	23.3	25.2	27.2	29.3	176.6
Chartered-in vessels (operating leases) (10)(11)	59.0	10.3	3.3	6.8	6.8	6.8	25.0
	678.6	109.9	37.8	74.2	219.0	36.1	201.6
Teekay Parent
Bond repayments (12)	355.6	—	243.4	112.2	—	—	—
Chartered-in vessels (operating leases) (13)	33.3	9.2	9.2	9.2	5.7	—	—
Asset retirement obligations (14)(15)	50.0	12.0	17.6	13.0	—	7.4	—
	438.9	21.2	270.2	134.4	5.7	7.4	—
Total	4,624.9	604.5	704.5	606.6	506.5	384.9	1,817.9
(1)Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2020.
(2)Excludes expected interest payments of $15.8 million (2021), $11.3 million (2022), $8.9 million (2023), $6.4 million (2024) and $3.2 million (2025). Expected interest payments are based on NIBOR at December 31, 2020, plus margins that range up to 6.0%, as well as the prevailing U.S. Dollar/NOK exchange rate as of December 31, 2020. The expected interest payments do not reflect the effect of the related cross currency swaps that Teekay LNG has used as an economic hedge of its foreign exchange and interest rate exposure associated with its NOK-denominated long-term debt.
(3)Gives effect to the debt refinancing completed in February 2021, excludes expected interest payments of $23.6 million (2021), $20.6 million (2022), $17.6 million (2023), $15.1 million (2024), $12.9 million (2025) and $6.0 million (beyond 2025). Expected interest payments are based on existing interest rates (fixed-rate loans), LIBOR or EURIBOR at December 31, 2020, plus margins on debt that has been drawn that range up to 3.25% (variable-rate loans), as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2020. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay LNG has used as an economic hedge for certain of its variable-rate debt. In addition, the above table does not reflect scheduled debt repayments in Teekay LNG's equity-accounted joint ventures.
(4)Includes, in addition to lease payments, amounts Teekay LNG are required to pay to purchase the leased vessels at the end of their respective lease terms.
(5)Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $217.8 million under those leases from 2021 to 2029.
(6)The Bahrain LNG Joint Venture, in which Teekay LNG has a 30% ownership interest, has an LNG receiving and regasification terminal in Bahrain. The Bahrain LNG Joint Venture completed the mechanical construction and commissioning of the Bahrain terminal in late-2019 and began receiving terminal use payments in early-2020 under its 20-year agreement with NOGA. As at December 31, 2020, Teekay LNG's 30% share of the estimated remaining costs included in the table above is $11.3 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $7 million related to its proportionate share.
In June 2019, Teekay LNG entered into an agreement with a contractor to supply reliquefaction equipment on certain of its LNG carriers in 2021 and 2022, for an estimated installed cost of $59.5 million. As at December 31, 2020, the estimated remaining cost of this installation is $40.3 million.
(7)Excludes expected interest payments of $6.5 million (2021), $6.0 million (2022), $5.4 million (2023) and $2.4 million (2024). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 2.25% to 3.5% at December 31, 2020. The expected interest payments do not reflect the effect of the related interest rate swap that Teekay Tankers has used to hedge certain of its floating-rate debt.
(8)Gives effect to the purchase options declared by Teekay Tankers in November 2020 to acquire two Suezmax tankers in May 2021 under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Obligations Related to Finance Leases"; excludes imputed interest payments of $24.6 million (2021), $20.2 million (2022), $18.4 million (2023), $16.4 million (2024), $14.2 million (2025) and $27.0 million (thereafter).
(9)In March 2021, Teekay Tankers declared purchase options to acquire six Aframax tankers in September 2021 for a total cost of $128.8 million, under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases". Giving effect to this transaction, the scheduled repayments of obligations related to finance leases, excluding imputed interest payments, are $201.2 million (2021), $12.3 million(2022), $13.1 million (2023), $13.9 million (2024), $14.8 million (2025) and $104.7 million (thereafter).

(10)Includes one newbuilding Aframax tanker expected to be delivered to Teekay Tankers in late-2022 under a seven-year time charter-in contract.
(11)Excludes payments required if Teekay Tankers exercise all options to extend the terms of in-chartered leases signed as of December 31, 2020. If Teekay Tankers exercise all options to extend the terms of signed in-chartered leases, it expects total payments of $13.4 million (2021), $8.6 million (2022), $8.4 million (2023), $6.8 million (2024), $6.8 million (2025) and $47.9 million (thereafter).
(12)Excludes expected interest payments of $28.1 million (2021), $16.9 million (2022) and $2.8 million (2023). Expected interest payments are based on the existing interest rate for fixed-rate loans at 8.5% and 9.25%, and the existing interest rate for the variable-rate loan that is based on LIBOR plus a margin which was 4.25% as at December 31, 2020. The expected interest payments do not reflect the effect of related interest rate swap that Teekay Parent uses as an economic hedge of certain of its variable rate debt.
(13)Teekay Parent in-chartered one FSO unit from Altera, which was on a back-to-back out-charter to a third party. In the first quarter of 2021, the out-charter contract was novated to Altera and the in-charter contract terminated at the same time. Giving effect to the termination, our commitments for the FSO unit are $1.5 million during 2021 and $nil thereafter instead of the amounts shown in the table above.
(14)Teekay Parent has an asset retirement obligation (or ARO) relating to the subsea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. The obligation generally involves the costs associated with the restoration of the environment surrounding the facility and removal and disposal of all production equipment. We expect that the ARO will be covered in part by contractual payments of approximately $9.3 million, presented in other non-current assets on our consolidated balance sheet, to be received from the customer.
(15)Teekay Parent recognized an ARO relating to the clean-up and disposal of the Petrojarl Foinaven FPSO unit. This obligation is expected to be settled at the end of the bareboat charter, currently assumed to be in 2025. Teekay Parent is entitled to receive $11.6 million from the charterer at the end of the bareboat charter, which is currently expected to cover the costs of the ARO. The present value of this receivable was $8.4 million as at December 31, 2020 and is included in net investments in direct financing leases and sales-type leases, net - non-current on our consolidated balance sheet. The present value of the estimated Petrojarl Foinaven ARO was $7.4 million as at December 31, 2020.
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

Judgments and Uncertainties. The amount of loss contingencies recognized as a liability in our consolidated financial statements requires management to make significant estimates that may at times be inherently difficult to make given the uncertainties involved, including estimates of whether it is probable an asset had been impaired or a liability incurred, the amount of possible losses, the ability to recover some or all of the possible loss through insurance coverage, amongst others. Our loss contingencies are disclosed in more detail in "Item 18 – Financial Statements: Note 16d – Commitments and Contingencies" and "Item 18 – Financial Statements: Note 21 – Income Taxes".

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

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for tankers carrying crude oil and refined product, 30 years for LPG carriers and 35 years for LNG carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for those periods of time. The Company’s current FPSO units are depreciated using an initial estimated useful life of 25 years commencing the date the unit is installed at the oil field and is in a condition that is ready to operate, or a shorter period if commercial considerations dictate otherwise. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Effect if Actual Results Differ from Assumptions. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense and potentially resulting in an impairment loss. A longer actual useful life will result in a decrease in depreciation expense.
Vessel Lives and Impairment
Description. We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is determined based on appraised values or discounted cash flows. In cases where an active second-hand sale and purchase market exists, an appraised value is generally the amount we would expect to receive if we were to sell the vessel. The appraised values are provided by third parties where available or prepared by us based on second-hand sale and purchase market data. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel. For a vessel under charter, the discounted cash flows from that vessel may exceed or be less than its market value, as market values may assume the vessel is not employed on an existing charter.

Judgments and Uncertainties. Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involves assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, redeployment assumptions for vessels on long-term charter, the probability of the vessels being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. For conventional tankers, such market rates for the first three years are based on prevailing market three-year time-charter rates and thereafter, a ten-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined are outliers. We consider years that have been impacted by rare events or circumstances that have distorted the historical ten-year trailing average to such a degree that this average will not be representative of what a reasonable outlook would be if we did not exclude such years as outliers. We have identified such outlier events or circumstances in the current ten-year historical period as at December 31, 2020, which has resulted in the exclusion of the three years from 2011 to 2013 from our averages. Our estimated charter rates are also discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts reflect expectations of lower utilization and higher fuel consumption for older vessels. During the fourth quarter of 2020, we determined that a five-year historical average of actual spot charter rates earned by our vessels resulted in an estimate of future charter rates that was inconsistent with our forward view of the tanker market. As such, we changed our historical reference period used to estimate future charter rate rates from the average of the most recent five historical years to the average of the most recent ten historical years, adjusted for years which management has determined as outliers. For LNG carriers, market rates at which we expect we can re-charter such vessels are based on a ten-year historical industry average of spot charter rates taking into account the propulsion type and size of the vessel, except for LNG carriers with a steam turbine propulsion system in which case a five-year historical industry average is used due to this type of vessel being less efficient than newer vessels and management viewing the five-year historical average as more representative of the future outlook for this type of vessel. Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The probability of the vessel being sold is based on our current plans and expectations. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, ongoing operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the probability and timing of vessels being sold and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense in periods subsequent to the vessel impairment. Consequently, any changes in our estimates of future undiscounted cash flows may result in a different conclusion as to whether a vessel or equipment is impaired, leading to a different impairment amount, including no impairment, and a different future annual depreciation expense.

The following table presents, by type of vessel, the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that may be less than their carrying values as of December 31, 2020. We have excluded those assets operating on charter contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such charter contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely that an impairment would be recognized in 2021. While the market values of these vessels may be below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values. The vessels included in the following table generally include those vessels employed on single-voyage, or “spot” charters, as well as those vessels near the end of existing charter contracts.

We would consider the vessels reflected in the following table to be at a higher risk of impairment compared to other vessels in our fleet. This table is disaggregated for vessels which have estimated future undiscounted cash flows that are marginally or significantly greater than their respective carrying values. The recognition of an impairment in the future may be more likely for those vessels that have estimated future undiscounted cash marginally greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values would not likely be impaired in the next 12 months unless they are disposed of. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimate of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future cash flows. Such estimates are based on the terms of the existing charter, charter market outlook, future vessel values, and estimated operating costs, given a vessel’s type, condition and age.

Type of Vessel (in thousands of U.S. dollars, except number of vessels)	Number of Vessels	Market Values (1)	Carrying Values
Conventional Tankers (2)	18	338,700	577,371
Conventional Tankers (3)	26	660,400	866,354
Liquefied Natural Gas Carriers (3)	4	154,000	316,717
Total	48	1,153,100	1,760,442

(1)Market values are determined in reference to second-hand market comparables. Since vessel values can be volatile, our estimates of market value shown above may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.
(2)Undiscounted cash flows for these vessels are marginally greater than their carrying values.
(3)Undiscounted cash flows for these vessels are significantly greater than their carrying values. There were no LNG carriers whose undiscounted cash flows were marginally greater than their respective carrying values.
The table above excludes Teekay LNG's seven wholly-owned multi-gas carriers whose aggregate estimated market value and aggregate carrying value at December 31, 2020 were $105.8 million and $103.1 million, respectively. Such vessels are at a higher risk of impairment due to their design and operating performance.
Our estimates of future cash flows are more sensitive to changes in certain assumptions, such as future charter rates. For example, if at December 31, 2020 the 10-year historical average of actual spot charter rates earned by our conventional tankers, adjusted to exclude years which management has determined as outliers, was increased by 5% or greater, then we would not have written down any of the four vessels we wrote down in the fourth quarter of 2020 by $21.9 million to their estimated fair value at such date. In addition, for those 18 conventional tankers in the table above where the undiscounted cash flows are marginally greater than the carrying values, if at December 31, 2020 the 10-year historical average of actual spot charter rates earned by our conventional tankers, adjusted to exclude years which management has determined as outliers, was reduced by either 5% or 10%, 8 or 17, respectively, of the 18 conventional tankers would have been impaired, resulting in an additional impairment of $136.1 million or $220.3 million, respectively. For those 26 conventional tankers in the table above where the undiscounted cash flows are significantly greater than the carrying values, even if, at December 31, 2020, the 10-year historical average of actual spot charter rates earned by our conventional tankers, adjusted to exclude years which management has determined as outliers, was reduced by 10%, none of those 26 vessels would be impaired. For the four LNG carriers in the table above, even if, at December 31, 2020, our estimates of future charter rates beyond the firm period of existing contracts was reduced by 10%, none of those four vessels would be impaired.
Credit Losses
In June 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-13, Financial Instruments Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduced a new credit loss methodology, which requires earlier recognition of credit losses, while providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaced multiple impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized. The Company adopted ASU 2016-13 on January 1, 2020. A substantial majority of our exposure to potential credit losses relates to Teekay LNG's direct financing and sales-type leases, including those within its equity-accounted joint ventures. See "Item 18 – Financial Statements: Note 13 - Financial Instruments" for a description of these direct financing and sales-type leases.

Judgments and Uncertainties. ASU 2016-13 gives entities the flexibility to select an appropriate method to measure the estimate of expected credit losses. That is, entities are permitted to use estimation techniques that are practical and relevant to their circumstances, as long as they are applied consistently over time and aim to faithfully estimate expected credit losses. We have determined the credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases using an internal historical loss rate method. We concluded that using a loss rate method which is primarily based on internal historical data is inherently more representative than primarily using external data, which may include all industries, or all oil and gas or all marine transportation, which are not as comparable. In addition, a substantial majority of our customers are private single-purpose entities or subsidiaries or joint ventures of larger listed-entities that do not publish financial information nor do they have published credit ratings determined by credit rating agencies. In the limited circumstances where relevant and reliable external data is available and where judged to be appropriate, we have considered such data in making adjustments to our internally derived loss rate. Judgment is required to determine the applicability and reliability of the external data used. The credit loss provision for the residual value component is based on the current estimated fair value of the vessel as depreciated to the end of the charter contract as compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Given the volatility in vessel values, the selection of the method to estimate the credit loss provision for the residual value component involves judgment.

We believe that the assumptions used to estimate our expected credit losses are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates will be accurate.

In addition to the judgment used in selecting the methods to measure the credit loss provision, there is also judgment used in applying the methods. We have used judgment in determining whether or not the risk characteristics of a specific direct financing lease or sales-type lease at the measurement date are consistent with those used to measure the internal historical loss rate, and to determine whether we expect current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. In addition, judgment has been used to determine the internal historical loss rate, as it is based in part on estimates of the occurrence or non-occurrence of future events which will dictate the amount of recoveries earned or additional losses incurred associated with known losses incurred to date. Judgment has also been used to determine the adjustment required to the internal historical loss rate, in those circumstances where relevant and reliable external data was identified. Furthermore, the current estimated fair value of the vessels used in our estimate of expected credit losses for direct financing and sales-type leases has been determined based on second-hand market comparable values. Judgment is used when vessels sold are different in age, size and technical specifications compared to our vessels. Since vessel values can be volatile, our estimates may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.
Effect if Actual Results Differ from Assumptions. To the extent the methods, and judgments used in applying these methods, that we use to measure our estimate of expected credit losses results in a credit loss provision that is different from actual results, our credit loss provision at the end of each period and the change in the credit loss provision in each period will be different than what would have otherwise been. More specifically, if the judgments used in determining our unadjusted historical loss rate for our direct financing and sales-type leases results were changed and such changes resulted in a 5% increase (decrease) to our unadjusted historical loss rate, our 2020 net income before non-controlling interest and total equity would have both decreased (increased) by $1.9 million. In addition, if we had increased (decreased) our estimates of the residual value of the vessels by 5%, our 2020 net income before non-controlling interest and total equity would have both increased (decreased) by $9.9 million.
Valuation of Derivative Financial Instruments
Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. See “Item 18 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities”. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statements of income (loss). Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income and are reclassified to earnings in the consolidated statements of income (loss) when the hedged transaction is reflected in earnings. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If we determine that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate and cross currency swap agreements. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of us and the swap counterparties. The estimated amount for interest rate and cross currency swaps is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate and cross currency swap agreement, multiplied by the notional principal amount of the interest rate and cross currency swap agreement at each interest reset date.

The fair value of our interest rate and cross currency swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long-term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate and foreign currency exchange rates also materially impact our interest rate and cross currency swap agreements.

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

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate and cross currency swap agreements. The larger the notional amount of the interest rate and cross currency swap agreements outstanding and the longer the remaining duration of the interest rate and cross currency swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate and cross currency swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

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

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future or if an uncertain tax position was sustained upon examination, and such amount was in excess of the net amount previously recognized, we would increase our net income in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future or if an uncertain tax position was not sustained upon examination, we would decrease our net income in the period such determination was made. See “Item 18 - Financial Statements: Note 21 - Income Taxes”.

Impairment of Investments in Equity-Accounted Joint Ventures.

Description. We evaluate our investments in equity-accounted joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If this is the case, the carrying value of the investment in equity-accounted joint venture is written down to its estimated fair value and the resulting impairment is recognized in our consolidated statement of income (loss).

Judgments and Uncertainties. The process of evaluating the potential impairment of investments in equity-accounted joint ventures requires significant judgment in determining whether the estimated value of an investment in an equity-accounted joint venture has declined below its carrying value and if so, whether this is an other-than-temporary decline in value. Such judgments include, among other things, estimates of future charter rates, operating expenses and vessel values, timing of vessels sales and deliveries and future growth prospects. In determining whether an impairment of an equity method investment is other-than-temporary, factors to consider include the length of time and extent to which the fair value of the investment is less than its carrying value; the financial condition and near-term prospects of the equity method investee, including recent operating losses or specific events that may negatively influence the future earnings potential of the investee; and the intent and ability of the holder to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in market value. As at December 31, 2020, we conducted an impairment test for Teekay LNG's investment in the MALT Joint Venture and determined that its estimated fair value had declined below its carrying value, although it was determined that such decline was not other-than-temporary.

Effect if Actual Results Differ from Assumptions. If we determine that an investment in an equity-accounted joint venture is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the investment over its estimated fair value at the date of impairment. The written-down amount becomes the new lower cost basis of the investment. In addition, we may assign the impairment to individual assets held by the equity-accounted joint venture, such as vessels and equipment, and this would result in an increase in our proportionate share of comprehensive earnings of the joint venture in future periods due to lower depreciation expense of the vessels and equipment of the equity-accounted joint venture. Consequently, differences in conclusions about whether an investment in an equity-accounted joint venture is impaired and the amount of such impairment may result in a different impairment amount, including no impairment, and a different equity income (loss) in future periods.
Item 6.Directors, Senior Management and Employees

Directors and Senior Management
Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2020 are listed below:

Name	Age	Position
David Schellenberg	57	Chair (1)(2)(3)
Peter Antturi	62	Director
Rudolph Krediet	43	Director (3)
Heidi Locke Simon	53	Director (2)(4)(5)
Alan Semple	61	Director (6)
Arthur Bensler	63	Executive Vice President, Secretary and General Counsel
William Hung	49	Executive Vice President, Strategic Development
Kenneth Hvid	52	Director (5), President and Chief Executive Officer
Mark Kremin	50	President and Chief Executive Officer, Teekay Gas Group Ltd.
Vincent Lok	52	Executive Vice President and Chief Financial Officer
Kevin Mackay	52	President and Chief Executive Officer, Teekay Tankers Ltd.

(1)Chair of Nominating and Governance Committee.
(2)Member of Audit Committee.
(3)Member of Compensation and Human Resources Committee.
(4)Chair of Compensation and Human Resources Committee.
(5)Member of Nominating and Governance Committee.
(6)Chair of Audit Committee.

Certain biographical information about each of these individuals included in the table above is set forth below:

David Schellenberg joined the board of Teekay Corporation in 2017 and was appointed as its Chair in June 2019. Mr. Schellenberg joined the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., in May 2019 and the board of Teekay Tankers Ltd. in June 2019. He is a member of the Audit Committees of both Teekay Corporation and Teekay Tankers Ltd. Mr. Schellenberg brings over 25 years of financial and operating leadership experience to these roles. He is currently a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver, Canada. Prior to that, Mr. Schellenberg was with specialty aviation and aerospace businesses, Conair Group and its subsidiary Cascade Aerospace, from 2000 to 2013 and served as President and Chief Executive Officer from 2007 to 2013. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents’ Organization, holds an MBA and is a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCA).

Peter Antturi joined the board of Teekay Corporation in June 2019 and brings over 30 years of financial and operational experience in the shipping industry to this role. Mr. Antturi serves as an executive officer and director of Teekay Corporation’s largest shareholder, Resolute Investments, Ltd. (Resolute), as well as other subsidiaries and affiliates of Kattegat Limited, a parent company of Resolute. Mr. Antturi previously worked with Teekay from 1991 through 2005, serving as President of Teekay’s shuttle tanker division, as Senior Vice President, Chief Financial Officer and Controller and in other finance and accounting positions. Prior to joining Teekay, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

Rudolph Krediet joined the board of Teekay Corporation in 2017 and brings over 20 years of experience as a financial investment professional to this role. He has served as a partner at Anholt Services (USA), Inc., a wholly-owned subsidiary of Kattegat Trust, which oversees the trust’s globally diversified investment portfolio, since 2013. Mr. Krediet acted as Principal at Compass Group Management LLC, the manager of Compass Diversified Holdings, a publicly traded investment holding company, from 2010 to 2013, and as Vice President from 2006 to 2009. He acted as Vice President at CPM Roskamp Champion, a global leader in the design of manufacturing of oil seed processing equipment, from 2003 to 2004. Mr. Krediet has an MBA from the Darden Graduate School of Business at the University of Virginia.

Heidi Locke Simon joined the board of Teekay Corporation in 2017 and brings over 25 years of strategic management experience to this role. She was formerly a partner at Bain & Company, a global management consulting organization, where she worked from 1993 to 2012. Prior to this, Ms. Locke Simon was an Investment Banking Analyst at Goldman, Sachs & Co. She contributed to HBS Community Partners, a volunteer consulting organization, from 2013 to 2016. She also served as a Board Observer with Teekay Corporation from 2016 to 2017 and as a director of KQED Public Media from 2008 to 2014, and she has served as a director of Turning Green since 2004. Ms. Locke Simon holds an MBA from Harvard Business School.

Alan Semple has served as a director of Teekay Corporation since 2015, and joined the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., in May 2019. He currently serves as the Chair of the Audit Committees of both Teekay Corporation and Teekay GP L.L.C. Mr. Semple brings over 30 years of finance experience, primarily in the energy industry, to these roles. He was formerly a director and Chief Financial Officer at John Wood Group PLC (Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in 2015. Prior to this, Mr. Semple held a number of senior finance roles in Wood Group from 1996. Mr. Semple currently serves on the board of Cactus, Inc. (NYSE: WHD) where he is the Chair of the Audit Committee. He also served as a director and Chair of the Audit Committee of Cobham PLC (LSE: COB) until 2018.

Arthur Bensler joined Teekay in 1998 as General Counsel. He was promoted to the position of Vice President and General Counsel in 2002, became the Corporate Secretary in 2003, and was further promoted to Senior Vice President and General Counsel in 2004 and to Executive Vice President and General Counsel in 2006. Mr. Bensler has served as a director of Teekay Tankers Ltd. since 2013, and also served as its Chair from 2013 until June 2019. Mr. Bensler served as Corporate Secretary of Teekay Tankers Ltd. from 2007 until 2014 and was reappointed in July 2019. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada-based law firm, where he practiced corporate, commercial and maritime law from 1987 until 1998.

William Hung joined Teekay in 1995 and has served as Executive Vice President, Strategic Development since 2016. Prior to this position, Mr. Hung worked in a variety of roles at Teekay including Chartering, Business Development, Finance and Accounting, Commercial and Strategic Development. Additionally, Mr. Hung served as Chief Executive Officer of Tanker Investments Ltd. from 2014 until its merger with Teekay Tankers Ltd. in 2017.

Kenneth Hvid has served as Teekay’s President and Chief Executive Officer since 2017 and joined the board of Teekay Corporation in June 2019. He has served as a director of Teekay Tankers Ltd. since 2017 and was appointed as its Chair in June 2019. He has also served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., since 2018, having previously served as a director from 2011 to 2015, and was appointed as its Chair in May 2019. Mr. Hvid joined Teekay Corporation in 2000 and was promoted to Senior Vice President, Teekay Gas Services, in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation’s Chief Strategy Officer and Executive Vice President from 2011 to 2015. He also served as a director of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.) from 2011 to June 2020, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. & I. (Bermuda) Ltd.

Mark Kremin was appointed as President and Chief Executive Officer of Teekay Gas Group Ltd., a company that provides services to Teekay LNG Partners L.P. and its subsidiaries, in 2017. He had previously been appointed as President of Teekay Gas Services in 2015, having acted as its Vice President since 2006. Mr. Kremin joined Teekay Corporation as in-house counsel in 2000, and subsequently held various commercial roles within Teekay Gas. He represents Teekay Gas on the boards of joint ventures with partners in Asia, Europe and the Middle East. Mr. Kremin has over 20 years’ experience in shipping. Prior to joining Teekay, he was an attorney in an admiralty law firm in Manhattan. Prior to attending law school in New York City, he worked for a leading owner and operator of container ships.

Vincent Lok has served as Teekay’s Executive Vice President and Chief Financial Officer since 2007. He has held a number of financial positions since joining Teekay in 1993, including Controller from 1997 until his promotions to the positions of Vice President, Finance in 2002, Senior Vice President and Treasurer in 2004, and Senior Vice President and Chief Financial Officer in 2006. Mr. Lok served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., from 2015 to 2018 and also served as the Chief Financial Officer of Teekay Tankers Ltd. from 2007 until 2017. Prior to joining Teekay, Mr. Lok worked in the audit practice of Deloitte & Touche LLP. Mr. Lok is a Chartered Professional Accountant (CPA, CA) and a Chartered Financial Analyst (CFA) charterholder.

Kevin Mackay was appointed as President and Chief Executive Officer of Teekay Tankers Ltd., a controlled subsidiary of Teekay Corporation, in 2014. Mr. Mackay joined Teekay Tankers Ltd. from Phillips 66, where he headed the global marine business unit, and held a similar role as the General Manager, Commercial Marine, at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then joined AET Inc. Limited (formerly American Eagle Tankers Inc.) in Houston, becoming the Regional Director – Americas, Senior Vice President. Mr. Mackay holds a B.Sc. (Econ) Honours from the London School of Economics & Political Science and has extensive international experience.

Compensation of Directors and Senior Management

Director Compensation

The aggregate cash fees received by the five non-employee directors listed above under Directors and Senior Management and the one individual who served as non-employee director and retired in June 2020, for their service as directors, plus reimbursement of their out-of-pocket expenses, was approximately $0.7 million. Each non-employee director receives an annual cash retainer of $90,000. The Chair of the Board also receives an annual cash retainer of $215,000. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $10,000. The Chairs of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $20,000, $17,500 and $15,000, respectively. The Chair of the Board does not receive an additional cash retainer for being a member of the Audit Committee or the Compensation and Human Resources Committee or serving as the Chair of the Nominating and Governance Committee.

Each non-employee director also receives a $110,000 annual retainer to be paid by way of a grant of, at the director’s election, restricted stock or stock options under our 2013 Equity Incentive Plan (or the 2013 Plan). Pursuant to this annual retainer, during 2020, we granted 156,150 shares of restricted stock in June 2020.

The Chair of the Board also receives a $150,000 annual retainer to be paid by way of a grant of, at the Chair’s election, restricted stock or stock options under our 2013 Equity Incentive Plan. Pursuant to this annual retainer, during 2020, we granted 47,318 shares of restricted stock to David Schellenberg.

The restricted stock awards described in this section vests as to one-third of the shares on each of the first three anniversaries of their respective grant dates.

Annual Executive Compensation
The aggregate compensation earned in 2020 by Teekay’s six executive officers listed above under Directors and Senior Management (or the Executive Officers), excluding equity-based compensation described below, was $6.5 million. This is comprised of base salary ($2.7 million), annual bonus ($2.8 million) and pension and other benefits ($1.0 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an average exchange rate of 1.34 Canadian Dollars for each U.S. Dollar for 2020. Teekay’s annual bonus plan considers both company performance and team performance.
Long-Term Incentive Program
Teekay’s long-term incentive program focuses on the returns realized by our shareholders and is intended to acknowledge and retain those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of grants of stock option and restricted stock units. All grants in 2020 were made under our 2013 Plan.

During June 2020, we granted 631,422 restricted stock units to Teekay's Executive Officers under our 2013 Plan. The restricted stock units vest as to one-third of the shares on each of the first three anniversaries of their grant dates.
Options to Purchase Securities from Registrant or Subsidiaries
In March 2013, we adopted the 2013 Plan and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). As at December 31, 2020, we had reserved pursuant to our 2013 Plan 5,581,663 shares (December 31, 2019 – 5,606,429) of common stock.

During 2019 and 2018, we granted options under the 2013 Plan to acquire up to 2,620,582 and 1,048,916 shares of Common Stock, respectively, to eligible officers, employees and directors. There were no granted options in 2020, only restricted stock units were granted. Each option under the Plans has a 10-year term and vests equally over three years from the grant date. The outstanding options under the Plans as at December 31, 2020 are exercisable at prices ranging from $3.98 to $56.76 per share, with a weighted-average exercise price of $10.02 per share and expire between March 14, 2021 and March 14, 2029.

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

Board Practices
Our Board of Directors currently consists of six members as listed above under Directors and Senior Management. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualified.

Directors Heidi Locke Simon and Rudolph Krediet were elected at the 2020 annual meeting, while Director Bjorn Moller did not stand for re-election at the annual meeting and retired from the Board of Directors at such time. Directors Kenneth Hvid and Alan Semple have terms expiring in 2021, and Messrs. Hvid and Semple intend to stand for re-election at the 2021 annual meeting. Directors Peter Antturi and David Schellenberg each have terms expiring in 2022. David Schellenberg currently serves as Chair of the Board.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board of Directors has determined that each of the current members of the Board, other than Kenneth Hvid, Teekay’s President and Chief Executive Officer, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay), and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time. In making this determination, the Board considered the relationships of Rudolph Krediet, Heidi Locke Simon and Peter Antturi with our largest shareholder or its affiliates and concluded these relationships do not materially affect their independence as directors. Please read “Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions.”

The Board of Directors has adopted Corporate Governance Guidelines that address, among other things, director qualification standards, director functions and responsibilities, director access to management, director compensation and management succession. This document is available under “Investors – Teekay Corporation – Governance” from the home page of our web site at www.teekay.com.

The NYSE does not require a company like ours, which is a “foreign private issuer”, to have a majority of independent directors on the Board of Directors or to establish compensation or nominating/corporate governance committees composed of independent directors.

The Board of Directors has the following three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2020 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members, other than Mr. Hvid’s membership on the Nominating and Governance Committee, and operates under a written charter adopted by the Board. All of the committee charters are available under “Investors – Teekay Corporation – Governance” from the home page of our website at www.teekay.com. During 2020, the Board held four meetings. Each director attended all Board meetings. During 2020, the Board held 18 regular committee meetings. Each director who was a member of a regular committee attended all applicable committee meetings.

In addition to the committees and meetings discussed above, the Board of Directors also struck an ad hoc special committee in 2020 in connection with the sale of Teekay’s interest in the incentive distribution rights of Teekay LNG. The committee consisted of Board members Heidi Locke Simon, Peter Antturi and Alan Semple, and held two meetings during 2020. Each committee member attended both meetings.

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

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•the integrity of our consolidated financial statements;
•our compliance with legal and regulatory requirements;
•the independent auditors’ qualifications and independence; and
•the performance of our internal audit function and independent auditors.

Our Compensation and Human Resources Committee is composed entirely of directors who satisfy applicable NYSE compensation committee independence standards. This committee is currently comprised of Heidi Locke Simon (Chair), Rudolph Krediet and David Schellenberg.

The Compensation and Human Resources Committee:

•reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of these goals and objectives, and determines the Chief Executive Officer’s compensation;
•reviews and approves the evaluation process and compensation structure for executive officers, other than the Chief Executive Officer, evaluates their performance and sets their compensation based on this evaluation;
•reviews and makes recommendations to the Board regarding compensation for directors;
•establishes and oversees long-term incentive compensation and equity-based plans; and
•oversees our other compensation plans, policies and programs.

Our Nominating and Governance Committee is currently comprised of David Schellenberg (Chair), Kenneth Hvid, and Heidi Locke Simon.

The Nominating and Governance Committee:

•identifies individuals qualified to become Board members and recommends to the Board of Directors nominees for election as directors;
•maintains oversight of the operation and effectiveness of the Board and our corporate governance;
•develops, updates and recommends to the Board corporate governance principles and policies applicable to us, and monitors compliance with these principles and policies; and
•oversees the evaluation of the Board and its committees.
The Board's Role in Oversight of Environmental, Social and Corporate Governance
Our Corporate Governance Guidelines outline the Board’s role in oversight of our health, safety and environmental performance and our performance on sustainability and diversity efforts. In addition, the Board is responsible for evaluating and overseeing compliance with our policies, practices and contributions made in fulfillment of our social responsibilities and commitment to sustainability.
Crewing and Staff
As at December 31, 2020, we employed approximately 4,710 seagoing staff serving on our consolidated and equity-accounted vessels managed by us, and approximately 640 shore-based personnel, compared to approximately 5,050 seagoing and 650 shore-based personnel as at December 31, 2019, and approximately 4,800 seagoing and 780 shore-based personnel as at December 31, 2018.

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
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2020, of our common stock by the five directors and six Executive Officers as a group, described above under Directors and Senior Management. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power over or (b) has the right to acquire as of March 1, 2021 (60 days after December 31, 2020) through the exercise of any common stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned	Percent of Class
All directors and executive officers as a group (11 persons) (1)(2)	2,171,779	2.2% (3)
 ____________________________
(1)Includes 1,815,855 shares of common stock subject to stock options exercisable as of March 1, 2021 under our equity incentive plans with a weighted-average exercise price of $9.05 that expire between March 6, 2022 and June 10, 2029. Excludes 1,561,979 shares of common stock subject to stock options that may become exercisable after March 1, 2021 under the plans with a weighted average exercise price of $4.77, that expire between March 12, 2028 and June 10, 2029. Excludes shares held by our largest shareholder, Resolute, whose ultimate parent is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. For additional information on the relationships between Resolute and certain of our directors, please see the section titled “Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions – Relationships with our Major Shareholder”, below.
(2)Each director is expected to hold shares of Teekay having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) no later than March 1, 2021 or the fifth anniversary of the date on which the director joined the Board, whichever is later. In addition, each Executive Officer is expected to acquire shares of Teekay’s common stock equivalent in value to one to three times their annual base salary by 2018 or, for executive officers subsequently joining Teekay or achieving a position covered by the guidelines, within five years after the guidelines become applicable to them.
(3)Based on a total of 101.1 million outstanding shares of our common stock as of December 31, 2020. Each director and Executive Officer beneficially owns less than 1% of the outstanding shares of common stock.
Item 7.Major Shareholders and Certain Relationships and Related Party Transactions
Major Shareholders
The following table sets forth information regarding beneficial ownership, as of December 31, 2020, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of March 1, 2021 (60 days after December 31, 2020) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class (3)
Resolute Investments, Ltd. (1)	31,936,012	31.6%
Cobas Asset Management, SGIIC, S.A. (2)	15,620,271	15.4%
 ____________________________
(1)Includes shared voting and shared dispositive power. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based in part on the Schedule 13D/A (Amendment No. 10) filed by Resolute and Path with the SEC on January 29, 2018. Resolute’s beneficial ownership was 31.6% on December 31, 2020, and 31.7% on December 31, 2019. For additional information on the relationships between Resolute and certain of our directors, please see the section titled "Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions – Relationships with our Major Shareholder”, below.
(2)Includes sole and shared voting power. This information is based on the Schedule 13G/A filed by this investor with the SEC on February 16, 2021.
(3)Based on a total of 101.1 million outstanding shares of our common stock as of December 31, 2020.

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
Relationships with Our Major Shareholder
As of December 31, 2020, Resolute owned approximately 31.6% of our outstanding common stock. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our current directors, Heidi Locke Simon, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies. Director Rudolph Krediet is partner at Anholt Services (USA), a wholly-owned subsidiary of Kattegat Limited. Director Peter Antturi serves as an executive officer and director of Resolute and other Kattegat Limited subsidiaries and affiliates.
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

Other of our officers currently serve as the Chief Executive Officer of Teekay Tankers Ltd. and as the Chief Executive Officer of Teekay Gas Group Ltd., which provides executive personnel and other services to Teekay LNG.

Because the Chief Executive Officer and Chief Financial Officer of Teekay Tankers Ltd. and the Chief Executive Officer and Chief Financial Officer of Teekay Gas Group Ltd., who provide or provided services to Teekay LNG, were employees of Teekay or other of its subsidiaries, their compensation (other than any awards under the respective long-term incentive plans of Teekay Tankers and Teekay LNG) is or was paid by Teekay or such other applicable entities. Pursuant to agreements with Teekay, each of Teekay Tankers and Teekay LNG agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers on providing services to such public entities and their subsidiaries. For 2020, these reimbursement obligations totaled approximately $1.9 million and $1.4 million, respectively, for Teekay Tankers and Teekay LNG. For both 2019 and 2018, these reimbursement obligations totaled approximately $1.8 million and $1.4 million, respectively, for Teekay Tankers and Teekay LNG.
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
Competition with Teekay Tankers, Teekay LNG and Altera
We have entered into an omnibus agreement with Teekay LNG, Altera and related parties governing, among other things, when Teekay, Teekay LNG, and Altera may compete with each other and providing for rights of first offer on the transfer or rechartering of certain LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. Subject to applicable exceptions, the omnibus agreement generally provides that, without the approval of the other applicable parties, (a) neither Teekay nor Teekay LNG will own or operate offshore vessels (i.e. dynamically positioned shuttle tankers, FSO units and FPSO units) that are subject to contracts with a duration of three years or more, excluding extension options, (b) neither Teekay nor Altera will own or operate LNG carriers and (c) neither Teekay LNG nor Altera will own or operate crude oil tankers, other than crude oil tankers included in their respective fleets as of the dates of their respective initial public offerings and certain replacement tankers. If Teekay or its affiliates no longer control the general partner of Teekay LNG or Altera or if there is a change of control of Teekay, the general partner of Teekay LNG or Altera or Teekay, as applicable, may terminate relevant noncompetition and rights of first offer provisions of the omnibus agreement. During 2018, Brookfield acquired a 51% ownership interest in the general partner of Altera and thereby obtained the right to appoint a majority of the directors of the general partner’s Board of Directors. This transaction constituted a change of control, giving Altera the right to elect to terminate the omnibus agreement. Teekay divested its remaining ownership interest in Altera and its general partner in 2019. To date, Altera has not terminated the omnibus agreement.

In addition, Teekay Tankers’ organization documents provide that Teekay may pursue business opportunities attractive to both parties and of which either party becomes aware. These business opportunities may include, among other things, opportunities to charter out, charter in or acquire oil tankers or to acquire tanker businesses.
Sales of Vessels and Project Interests
From time to time, Teekay has sold to Teekay Tankers and Teekay LNG vessels or interests in vessel-owning subsidiaries or joint ventures. These transactions include those described under “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Time Chartering Arrangements

Commencing in April 2008, Teekay Parent had chartered in from Teekay LNG the LNG carriers Arctic Spirit and Polar Spirit under a fixed-rate time charter for a period of ten years. The contracts for Arctic Spirit and Polar Spirit terminated in March and April 2018, respectively. Commencing in May 2019, Teekay LNG chartered in the Magellan Spirit LNG carrier from Teekay Parent on a short-term time-charter contract until October 31, 2019. During 2019, and 2018, Teekay LNG earned revenues of $11.6 million, and $9.4 million, respectively, under these time-charter contracts.
Services and Management Agreements
Services Agreements. In connection with its initial public offering in May 2005 and subsequent thereto, Teekay LNG and certain of its subsidiaries entered into services agreements with certain other subsidiaries of Teekay, pursuant to which the other Teekay subsidiaries agreed to provide to Teekay LNG and their operating subsidiaries administrative, strategic, business development, advisory, commercial and ship management services. The Teekay subsidiaries provide these services directly or subcontract for certain of these services with other entities, including other Teekay subsidiaries. Under the agreements, Teekay LNG pays arm’s-length fees for the services that include reimbursement of any direct and indirect expenses the other Teekay subsidiaries incur in providing these services.

During 2020, 2019 and 2018, Teekay LNG incurred expenses of $20.3 million, $20.4 million and $31.6 million, respectively, for services rendered to them by us for these services.

Management Agreement. In connection with its initial public offering, Teekay Tankers entered into the long-term management agreement with Teekay Tankers Management Services Ltd. (TTMS, or the Manager), a subsidiary of Teekay. On October 1, 2018, TTMS merged with Teekay Shipping Ltd. (or TSL), a subsidiary of Teekay and assumed the role as Manager.

Pursuant to the Management Agreement, the Manager has agreed to provide the following types of services to Teekay Tankers: commercial (primarily vessel chartering), technical (primarily vessel maintenance and crewing), administrative (primarily accounting, legal and financial) and strategic (primarily advising on acquisitions, strategic planning and general management of the business). Since commencement of the Management Agreement, the Manager subcontracted with Teekay Tankers Operations Ltd. (or TTOL) to provide to Teekay Tankers, through its subsidiaries or affiliates, commercial management and technical services for most of Teekay Tankers’ fleet. In August 2014, Teekay Tankers purchased from us a 50% interest in TTOL and in May 2017, Teekay Tankers acquired the remaining 50% interest in TTOL. On October 1, 2018, Teekay Tankers elected to provide its own commercial and technical services, effectively eliminating the prior subcontracting arrangement between the Manager and TTOL.

In return for commercial and technical services under the Management Agreement, prior to October 1, 2018, Teekay Tankers paid the Manager an agreed-upon fee for the commercial services (other than for Teekay Tankers' vessels participating in pooling arrangements) and a technical services fee equal to the average rate Teekay charges third parties to technically manage their vessels of a similar size. In addition, Teekay Tankers pays fees for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. During 2020, 2019, and 2018, Teekay Tankers incurred $31.8 million, $32.6 million, and $43.3 million, respectively, for all of these services, and during 2020, 2019 and 2018 the Manager paid to the Teekay Tankers subsidiaries with which it subcontracted for certain services, $0.7 million, $0.8 million and $13.8 million, respectively.

The management agreement also provides for the payment of a performance fee in order to provide the Manager an incentive to increase cash available for distribution to Teekay Tankers’ shareholders. Teekay Tankers did not incur any performance fees for 2020, 2019, or 2018.

Other

Please see "Item 18 – Financial Statements: Note 13 – Related Party Transactions” for information about other related party transactions.

Item 8.Financial Information
Consolidated Financial Statements and Notes
Please see "Item 18 – Financial Statements" below for additional information required to be disclosed under this Item.
Legal Proceedings
From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We believe that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on our financial position, results of operations or cash flows, when taking into account our insurance coverage and rights to seek indemnification from charterers. For information about recent legal proceedings, please read “Item 18 – Financial Statements: Note 16c – Legal Proceedings and Claims.”
Dividend Policy
Since our initial public offering in 1995 until the quarter ended December 31, 2018, we had declared and paid a regular cash dividend. Our Board of Directors approved the elimination of the quarterly dividend on Teekay’s common stock commencing with the quarter ended March 31, 2019.

Commencing with the quarter ended March 31, 2019, our Board of Directors has not declared or paid a cash dividend, consistent with our strategy to further strengthen our balance sheet and the Board's belief that it is in the best interests of our shareholders to conserve more of our cash flows to reduce debt levels.

In 2020, Teekay LNG increased its quarterly cash distributions on common units by 32% from $0.19 per common unit to $0.25 per common unit commencing with the quarterly distribution paid in May 2020. Teekay LNG intends to further increase its quarterly cash distributions by 15% to $0.2875 per common unit commencing with the distribution for the first quarter of 2021 payable in May 2021.

In 2018, Teekay Tankers eliminated its regular dividend payments in order to preserve liquidity during the cyclical downturn of the tanker spot market. With a current focus on building net asset value through balance sheet delevering and reducing its cost of capital, any future dividends by Teekay Tankers would be paid when, as and if determined by the Board of Directors.

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
Significant Changes
Please read “Item 18 – Financial Statements: Note 23 – Subsequent Events for descriptions of significant changes that have occurred since December 31, 2020”. Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Development and Results of Operations.”
Item 9.The Offer and Listing
Our common stock is traded on the NYSE under the symbol “TK”.
Item 10.Additional Information
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

The rights, preferences and restrictions attaching to each class of our capital stock are described in Exhibit 2.3 (entitled ““Description of Securities Registered Under Section 12 of the Exchange Act”) to our Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on April 9, 2020, and are hereby incorporated by reference into this Annual Report.

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
Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party:

(a)Amended 2003 Equity Incentive Plan.
(b)Amended 1995 Stock Option Plan.
(c)Form of Indemnification Agreement between Teekay and each of its officers and directors.
(d)Amended and Restated Omnibus Agreement dated as of December 19, 2006, among Teekay Corporation, Teekay GP L.L.C., Teekay LNG Partners L.P., Altera and related parties, which governs, among other things, when Teekay Corporation, Teekay LNG Partners L.P. and Altera may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.
(e)2013 Equity Incentive Plan.
(f)Agreement Regarding Registration Rights Agreement, dated May 30, 2014, between Kattegat Private Trustees (Bermuda) Ltd., as sole trustee of the Kattegat Trust, and Teekay Corporation

(g)Agreement dated July 7, 2014, between Teekay LNG Operating L.L.C. and China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C. in connection with the Yamal LNG Project.
(h)Agreement dated December 17, 2014, for a $450,000,000 secured loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. The loan bears interest at LIBOR plus a margin of 1.85%. The facility requires quarterly repayments, with a bullet payment in 2026.
(i)Registration Rights Agreement dated June 29, 2016, by and among Teekay Corporation and the investors named therein.
(j)Master Services Agreement dated September 25, 2017, by and between Teekay Corporation, Altera and Brookfield TK TOLP L.P.
(k)Indenture dated as of January 26, 2018, between Teekay Corporation and The Bank of New York Mellon, as Trustee relating to 5.000% Convertible Senior Notes due 2023.
(l)Indenture dated May 13, 2019, among Teekay Corporation and Wilmington Trust, National Association, for $250,000,000 9.250% Senior Secured Notes due 2022.
(m)Purchase Agreement dated May 2, 2019, for $250,000,000 9.250% Senior Secured Notes due 2022.
(n)Secured Revolving Credit Facility Agreement dated January 28, 2020, between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch and various other banks, for a $532.8 million long-term debt facility which is scheduled to mature in December 2024.
(o)Margin Loan Agreement dated September 29, 2020, among Teekay Finance Limited, Citibank, N.A. and others, for an equity margin revolving credit facility that provides aggregate potential borrowings of up to $150 million, scheduled to mature in June 2022.
(p)Equity Distribution Agreement dated December 29, 2020, between Teekay Corporation and Citigroup Global Markets Inc.
(q)Exchange Agreement dated May 9, 2020 between Teekay GP L.L.C. and Teekay LNG Partners L.P.
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

This discussion is limited to shareholders who hold their common stock as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular shareholder in light of the shareholder’s circumstances, or to certain categories of shareholders that may be subject to special tax rules, such as:

•dealers in securities or currencies,
•traders in securities that have elected the mark-to-market method of accounting for their securities,
•persons whose functional currency is not the U.S. dollar,
•persons holding our common stock as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,
•certain U.S. expatriates,
•financial institutions,
•insurance companies,
•persons subject to the alternative minimum tax,
•persons that actually or under applicable constructive ownership rules own 10% or more of our common stock (by vote or value), and
•entities that are tax-exempt for U.S. federal income tax purposes.

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
Distributions
Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder's common stock, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder's common stock will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in our common stock and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the common stock for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common stock will be treated as foreign source income and generally will be treated as “passive category income.”

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

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of common stock if the amount of the dividend is equal to or in excess of 10% of a common stockholder’s adjusted tax basis (or fair market value in certain circumstances) in such common stock. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a stockholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of the amount of such dividend.

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
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation pursuant to a “look through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value), either: (i) at least 75% of its gross income is “passive” income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our common stock and our publicly-traded look-through subsidiaries may be treated as reflecting the value of our assets, and our publicly traded look-through subsidiaries’ assets, respectively, at any given time. Therefore, a decline in the market value of our common stock, or the stock of our publicly-traded look-through subsidiaries, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS or a court of law will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our look-through subsidiaries' assets, income or operations.

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

The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election may not be applicable to marketable stock held indirectly through a foreign corporation that is not a controlled foreign corporation, however, it may not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for our common stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our common stock;
•the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;
•the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and
•an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which a U.S. Holder holds our common stock, we are a PFIC, and the total value of all PFIC stock that such U.S. Holder directly or indirectly holds exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our common stock. In addition, if a Non-Electing Holder, who is an individual, dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such common stock.

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
Distributions
In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our common stock unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such distributions.
Sale, Exchange or Other Disposition of Common Stock
In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common stock unless (i) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our common stock is deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such gain.

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
Non-United States Tax Considerations
Marshall Islands Tax Considerations. Because we and our subsidiaries do not, and do not expect that we or they will, conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to issuances of shares of our common stock was and is expected to be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, holders of our common stock that are not citizens of and do not reside in, maintain offices in, or engage in business, operations, or transactions in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on dividends we make to our shareholders. In addition, such shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common stock, and they will not be required by the Republic of the Marshall Islands to file a tax return relating to the common stock.

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
Item 11.Quantitative and Qualitative Disclosures About Market Risk
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

In some cases, we hedge our near-term foreign currency exposure but this hedging does not exceed three years forward.

As at December 31, 2020, we were not committed to any foreign currency forward contracts.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. As at December 31, 2020, we had Euro-denominated term loans of 125 million Euros ($152.7 million). We receive Euro-denominated revenue from certain of our time charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps in connection with our NOK bond issuances, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of Teekay LNG's NOK-denominated bonds due in 2021 through 2025. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2021 through 2025. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of Teekay LNG's NOK-denominated bonds due in 2021 through 2025.

As at December 31, 2020, we were committed to the following cross currency swaps:

Notional Amount NOK (1)	Notional Amount USD (1)	Floating Rate Receivable		Fixed Rate Payable
		Reference Rate	Margin		Fair Value (1) $	Remaining Term (years)
1,200,000	146,500	NIBOR	6.00%	7.72%	(9,051)	0.8
850,000	102,000	NIBOR	4.60%	7.89%	(10,971)	2.7
1,000,000	112,000	NIBOR	5.15%	5.74%	4,505	4.7
					(15,517)
(1)In thousands of Norwegian Krone and U.S. Dollars.
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

The table below provides information about our financial instruments at December 31, 2020, that are sensitive to changes in interest rates, including our debt and obligations related to finance leases and interest rate swaps, but excluding any amounts related to our equity-accounted investments. For long-term debt and obligations related to finance leases, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

			Expected Maturity Date
	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars)
Short-Term Debt:
Variable Rate ($U.S.) (2)	10.0	—	—	—	—	—	10.0	(10.0)	3.6%
Long-Term Debt:
Variable Rate ($U.S.) (2)	75.7	171.9	99.9	262.4	53.1	381.5	1,044.5	(1,040.5)	3.7%
Variable Rate (Euro) (3) (4)	28.6	30.1	63.6	30.4	—	—	152.7	(155.6)	1.1%
Variable Rate (NOK) (4) (5)	139.9	—	99.0	—	116.6	—	355.5	(359.6)	5.7%
Fixed-Rate Debt ($U.S.)	18.1	261.5	130.3	18.1	18.1	88.3	534.4	(522.7)	6.7%
Average Interest Rate	4.3%	8.9%	4.9%	4.3%	4.3%	4.3%	6.7%
Obligations Related to Finance Leases:
Variable-Rate ($U.S.) (6)	27.1	27.1	27.2	25.4	24.8	302.1	433.7	(452.4)	4.6%
Fixed-Rate ($U.S.) (6) (7) (8)	123.2	70.1	74.2	78.3	82.7	838.8	1,267.3	(1,416.3)	6.1%
Average Interest Rate (9)	6.1%	6.1%	6.1%	6.1%	6.1%	6.1%	6.1%
Interest Rate Swaps:
Contract Amount ($U.S.) (10)	249.3	44.4	159.4	196.5	28.0	133.6	811.2	(73.4)	3.0%
Average Fixed Pay Rate (2)	3.6%	3.2%	3.4%	1.5%	3.6%	3.2%	3.0%
Contract Amount (Euro) (4) (11)	11.9	12.9	45.9	—	—	—	70.7	(6.4)	3.9%
Average Fixed Pay Rate (3)	3.7%	3.7%	3.9%	—%	—%	—%	3.9%
(1)Rate refers to the weighted-average effective interest rate for our short-term debt, long-term debt and obligations related to finance leases, including the margin we pay on our floating-rate debt, which, as of December 31, 2020, ranged from 0.3% to 4.25% for U.S. Dollar-denominated debt. The average interest rate for our obligations related to finance leases is the weighted-average interest rate implicit in our obligations related to finance leases at the inception of the leases.
(2)Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The repayment amounts give effect to the refinancing completed in February 2021 of one of Teekay LNG's term loans scheduled to mature in 2021 with a new $191.5 million term loan maturing in 2026 (please read “Item 18 – Financial Statements: Note 23 – Subsequent Events").
(3)Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2020.
(5)Interest payments on Teekay LNG's NOK-denominated debt and on Teekay LNG's cross currency swaps are based on NIBOR. Teekay LNG's NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at rates between 5.74% to 7.89%, and the transfer of principal fixed at $360.5 million upon maturities.
(6)The amount of obligations related to finance leases represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(7)Gives effect to the purchase options declared by Teekay Tankers in November 2020 to acquire two Suezmax tankers in May 2021 under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Obligations Related to Finance Leases".
(8)In March 2021, Teekay Tankers declared purchase options to acquire six Aframax tankers in September 2021 for a total cost of $128.8 million, under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Obligations Related to Finance Leases". Giving effect to this transaction, the scheduled repayments of obligations related to finance leases are $246.0 million (2021), $59.1 million (2022), $62.1 million (2023), $65.0 million (2024), $68.2 million (2025) and $766.9 million (thereafter).
(9)The average interest rate is the weighted-average interest rate implicit in the obligations related to fixed-rate finance leases at the inception of the leases.
(10)The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.
(11)The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR or 6-month EURIBOR.
Commodity Price Risk
From time to time, we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at December 31, 2020, we were not committed to any bunker fuel swap contracts.
Spot Tanker Market Rate Risk
We are exposed to fluctuations in spot tanker market rates which can adversely affect our revenues. To reduce its exposure, Teekay Tankers uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized losses on non-designated derivative instruments in our consolidated statements of income (loss). As at December 31, 2020, Teekay Tankers was not committed to any forward freight agreements.

Item 12.Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13.Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.Controls and Procedures
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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2020.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2020.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and the effectiveness of our internal control over financial reporting as of December 31, 2020. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-3 of this Annual Report.
Changes in Internal Control over Financial Reporting

During the year ended December 31, 2020, we completed the implementation of a new global accounting system designed for greater system enablement and automation of the accounting and financial reporting processes. Although this implementation digitized certain accounting activities and allowed for enhanced capabilities within the accounting function, it did not significantly affect the overall control and procedures followed by us in establishing internal controls over financial reporting.

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended December 31, 2020 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2020 and 2019 was KPMG LLP, Chartered Professional Accountants. The following table shows the fees Teekay and our subsidiaries paid or accrued for audit and other services provided by KPMG LLP for 2020 and 2019.

Fees (in thousands of U.S. dollars)	2020	2019
Audit Fees (1)	2,833	2,723
Audit-Related Fees (2)	49	33
Tax Fees (3)	—	23
Total	2,882	2,779
(1)Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries including professional services in connection with the review of our regulatory filings for public offerings of our subsidiaries. Audit fees for 2020 and 2019 include approximately $1,099,700 and $928,300, respectively, of fees paid to KPMG LLP by Teekay LNG that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG. Audit fees for 2020 and 2019 include approximately $645,900 and $588,200, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.
(2)Audit-related fees consisted of employee benefit plan audits and attestation services for regulatory requirements.
(3)For 2019, tax fees principally included corporate tax compliance fees.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2020 and 2019.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Neither Teekay nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any shares of our common stock during 2019 and 2020.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies, and which difference are permitted by New York Stock Exchange (or NYSE) rules for “foreign private issuers” such as Teekay Corporation:

•In lieu of obtaining shareholder approval prior to the adoption of equity compensation plans or prior to certain equity issuances (including, among others, issuing 20% or more of our outstanding shares of common stock or voting power in a transaction), the Board of Directors approves such adoption or issuance; and
•One member of the Board of Directors’ Nominating and Governance Committee is not independent under NYSE standards.

There are no other significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the listing requirements of the NYSE.
Item 16H. Mine Safety Disclosure
Not applicable.
PART III
Item 17.Financial Statements
Not applicable.
Item 18.Financial Statements
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
Item 19.Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Corporation. (1)
1.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation. (1)
1.3	Amended and Restated Bylaws of Teekay Corporation. (2)
2.1	Agreement Regarding Registration Rights Agreement, dated May 30, 2014, between Kattegat Private Trustees (Bermuda) Ltd., as sole trustee of the Kattegat Trust, and Teekay Corporation
2.2	Specimen of Teekay Corporation Common Stock Certificate.
2.3	Description of Securities Registered Under Section 12 of the Exchange Act. (3)
2.4	Indenture dated as of January 26, 2018, between Teekay Corporation and The Bank of New York Mellon, as Trustee relating to 5.000% Convertible Senior Notes due 2023. (4)
4.1	Amended 1995 Stock Option Plan. (5)
4.2	Amended 2003 Equity Incentive Plan. (6)
4.4	Form of Indemnification Agreement between Teekay and each of its officers and directors.
4.5
Amended and Restated Omnibus Agreement dated as of December 19, 2006, among Teekay Corporation, Teekay GP L.L.C., Teekay LNG Partners L.P., Teekay LNG Operating L.L.C., Teekay Offshore GP L.L.C., Teekay Offshore Partners L.P., Teekay Offshore Operating GP. L.L.C. and Teekay Offshore Operating L.P. (7)

4.6	2013 Equity Incentive Plan. (8)
4.7
Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C in connection with the Yamal LNG Project. (9)

4.8	Agreement dated December 17, 2014, for a $450,000,000 secured loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. (9)
4.9	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Corporation and the investors named therein.(10)
4.10	Master Services Agreement dated as of September 25, 2017, by and between Teekay Corporation, Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P. (11)
4.11	Indenture dated May 13, 2019, among Teekay Corporation and Wilmington Trust, National Association, for $250,000,000 9.250% Senior Secured Notes due 2022. (12)
4.12	Purchase agreement dated May 2, 2019, for $250,000,000 9.250% Senior Secured Notes due 2022. (13)
4.13
Secured Revolving Credit Facility Agreement dated January 28, 2020, between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch and various other banks, for a $532.8 million long-term debt facility. (14)

4.14
Margin Loan Agreement dated September 29, 2020, among Teekay Finance Limited, Citibank, N.A. and others, for an equity margin revolving credit facility that provides aggregate potential borrowings of up to $150 million, scheduled to mature in June 2022.

4.15	Equity Distribution Agreement dated December 29, 2020, between Teekay Corporation and Citigroup Global Markets Inc.
4.16	Exchange Agreement dated May 9, 2020 between Teekay GP L.L.C. and Teekay LNG Partners L.P.
8.1	List of Subsidiaries.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.
13.1	Teekay Corporation Certification of Kenneth Hvid, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG LLP, as independent registered public accounting firm.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
_________________________
(1)Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and hereby incorporated by reference to such Report.
(2)Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on August 31, 2011, and hereby incorporated by reference to such Report.
(3)Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 9, 2020, and hereby incorporated by reference to such Report.

(4)Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on January 26, 2018, and hereby incorporated by reference to such Report.
(5)Previously filed as an exhibit to the Company’s Form 20-F (File No.1-12874), filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Report.
(6)Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 25, 2012, and hereby incorporated by reference to such Report.
(7)Previously filed as exhibit 4.15 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.
(8)Previously filed as exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-187142), filed with the SEC on March 8, 2013, and hereby incorporated by reference to such Registration Statement.
(9)Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 29, 2015, and hereby incorporated by reference to such Report.
(10)Previously filed as exhibit 4.1 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on June 30, 2016, and hereby incorporated by reference to such Report.
(11)Previously filed as exhibit 10.4 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on November 22, 2017, and hereby incorporated by reference to such Report.
(12)Previously filed as exhibits 4.1 and 4.2 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on May 14, 2019, and hereby incorporated by reference to such Report.
(13)Previously filed as exhibit 10.1 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on November 26, 2019, and hereby incorporated by reference to such Report.
(14)Previously filed as exhibit 4.32 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 9, 2020, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION
By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Dated:

April 1, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
TEEKAY CORPORATION
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay Corporation and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in total equity for each of the years in the three‑year period ended December 31, 2020, and the related notes and financial statement schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 1, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principles
As discussed in Note 1 to the consolidated financial statements, the Company has changed its accounting policies as of January 1, 2019 due to the adoption of ASU 2016-02 Leases and ASU 2017-12 Derivatives and Hedging – Targeted Improvements to Accounting for Hedging Activities, and has changed its accounting policies as of January 1, 2020 due to the adoption of ASU 2016-13 Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments (ASU 2016-13).
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Recoverability of vessels and equipment in the Teekay LNG liquefied gas carriers segment and Teekay Tankers conventional tankers segment
As discussed in Note 18 to the consolidated financial statements, the Company recognized an impairment charge of $51.0 million in the year ended December 31, 2020 in relation to 7 multi-gas carriers in the Teekay LNG liquefied gas carriers segment, and an impairment charge of $65.4 million in the year ended December 31, 2020 in relation to 9 conventional tankers in the Teekay Tankers conventional tankers segment. As discussed in Note 1 to the consolidated financial statements, the Company assesses vessels and equipment that are intended to be held and used in the Company’s business for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. If the asset’s carrying value exceeds the undiscounted cash flows expected to be generated over its remaining useful life, the carrying value of the asset is reduced to its estimated fair value. Estimates of undiscounted expected cash flows involve, amongst others, assumptions about estimated future charter rates. The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2020, was $4,483.4 million, which includes vessels and equipment in the Teekay LNG liquefied gas carriers and Teekay Tankers conventional tankers segments.
We identified the assessment of the recoverability of vessels and equipment in the Teekay LNG liquefied gas carriers and Teekay Tankers conventional tankers segments as a critical audit matter. Subjective auditor judgment was required to evaluate the estimated future charter rates used in determining the undiscounted expected cash flows. Changes in estimated future charter rates could have had a significant impact on the recoverability of vessels and equipment in these two segments.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the determination of the estimated future charter rates. We assessed a selection of estimated future charter rates by comparing them to historical rates and third-party industry publications for vessels with similar characteristics, including type and size. We compared the Company’s historical revenue projections to actual results to assess the Company’s ability to accurately project future revenue.
Allowance for credit losses of net investment in direct financing and sales-type leases

As discussed in Note 11b to the consolidated financial statements, as a result of the adoption of ASU 2016-13 on January 1, 2020, the Company recorded an allowance for expected credit losses for its net investment in direct financing and sales-type leases (net investment in leases), including those within equity-accounted joint ventures, totaling $51.3 million on January 1, 2020 and $86.0 million on December 31, 2020. The credit loss provision relates to the lease receivable component of these direct financing and sales-type leases and is determined using a historical loss rate method.
We identified the assessment of the allowance for expected credit losses for the Company’s net investment in leases as a critical audit matter. In particular, subjective auditor judgment was required to evaluate certain assumptions and inputs involved in determining the historical loss rate. Certain of the assumptions and inputs in the determination of the historical loss rate were based in part on estimates of the occurrence or non-occurrence of future events which impact the amount of recoveries earned or additional losses incurred. Changes in the historical loss rate could have had a significant impact on the credit loss provision for the Company’s net investment in leases.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s allowance for expected credit losses process. This included controls related to the determination of certain of the assumptions and inputs used to estimate the historical loss rate. We evaluated the Company’s historical loss rate estimate by testing certain inputs and assumptions that the Company used and considered the relevance and reliability of such inputs and assumptions. We compared the losses incurred to date to historical financial results, historical charter rates, and contractual agreements. We assessed a selection of projected charter rates used to estimate the amount of future recoveries earned by comparing them to historical rates and third-party industry publications for vessels with similar characteristics, including type, size, and age and to recent experience.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2011.
Vancouver, Canada
April 1, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
TEEKAY CORPORATION
Opinion on Internal Control Over Financial Reporting
We have audited Teekay Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule I (collectively, the consolidated financial statements), and our report dated April 1, 2021 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 1, 2021

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Revenues (notes 2 and 13)	1,815,672	1,945,391	1,728,488
Voyage expenses	(314,633)	(423,677)	(409,617)
Vessel operating expenses (note 13)	(599,804)	(644,445)	(637,474)
Time-charter hire expenses (note 13)	(80,283)	(118,761)	(86,458)
Depreciation and amortization	(261,131)	(290,672)	(276,307)
General and administrative expenses (note 13)	(79,228)	(81,444)	(96,555)
Write-down and loss on sale (note 18)	(200,238)	(170,310)	(53,693)
Gain on commencement of sales-type lease (note 2)	44,943	—	—
Restructuring charges (note 20)	(10,719)	(12,040)	(4,065)
Income from vessel operations	314,579	204,042	164,319
Interest expense	(225,647)	(279,059)	(254,126)
Interest income	8,342	7,804	8,525
Realized and unrealized losses on non-designated derivative instruments (note 15)	(35,857)	(13,719)	(14,852)
Equity income (loss) (note 22)	77,333	(14,523)	61,054
Foreign exchange (loss) gain (notes 8 and 15)	(20,718)	(13,574)	6,140
Loss on deconsolidation of Altera (note 13)	—	—	(7,070)
Other loss (note 14)	(18,062)	(14,475)	(2,013)
Net income (loss) before income taxes	99,970	(123,504)	(38,023)
Income tax expense (note 21)	(8,988)	(25,482)	(19,724)
Net income (loss)	90,982	(148,986)	(57,747)
Net (income) attributable to non-controlling interests (note 1)	(173,915)	(161,591)	(21,490)
Net loss attributable to the shareholders of Teekay Corporation	(82,933)	(310,577)	(79,237)
Per common share of Teekay Corporation (note 19)
• Basic and diluted loss attributable to shareholders of Teekay Corporation	(0.82)	(3.08)	(0.79)
• Cash dividends declared	—	0.055	0.220
Weighted average number of common shares outstanding (note 19)
• Basic and diluted	101,053,095	100,719,224	99,670,176
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. dollars)

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Net income (loss)	90,982	(148,986)	(57,747)
Other comprehensive (loss) income:
Other comprehensive income (loss) before reclassifications
Unrealized loss on qualifying cash flow hedging instruments	(66,958)	(57,615)	(11)
Pension adjustments, net of taxes	(548)	(1,153)	(196)
Foreign exchange loss on currency translation	—	—	(132)
Amounts reclassified from accumulated other comprehensive loss
To interest expense:
Realized loss (gain) on qualifying cash flow hedging instruments	2,320	(376)	152
To equity income:
Realized loss (gain) on qualifying cash flow hedging instruments	15,570	537	(1,291)
Foreign exchange gain on currency translation	—	—	(3,161)
Loss on deconsolidation of Altera (note 13)	—	—	7,720
Other comprehensive (loss) income:	(49,616)	(58,607)	3,081
Comprehensive income (loss)	41,366	(207,593)	(54,666)
Comprehensive income attributable to non-controlling interests	(140,106)	(122,844)	(20,948)
Comprehensive loss attributable to shareholders of Teekay Corporation	(98,740)	(330,437)	(75,614)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2020 $	As at December 31, 2019 $
ASSETS
Current
Cash and cash equivalents (notes 8 and 17)	348,785	353,241
Restricted cash – current (notes 10, 15 and 17)	11,144	56,777
Accounts receivable, including non-trade of $7,931 (2019 – $12,793) and related party balances of nil (2019 – $1,677)	150,997	199,957
Accrued revenue	50,952	107,111
Prepaid expenses	63,521	77,165
Current portion of net investments in direct financing and sales-type leases, net (note 2)	14,826	273,986
Assets held for sale (note 18)	32,974	65,458
Other current assets (note 15)	16,772	9,173
Total current assets	689,971	1,142,868
Restricted cash – non-current (notes 10, 15 and 17)	45,961	44,849
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,161,658 (2019 – $1,259,404)	2,325,097	2,654,466
Vessels related to finance leases, at cost, less accumulated amortization of $281,786 (2019 – $253,553) (note 10)	2,105,372	2,219,026
Operating lease right-of-use assets (notes 1 and 9)	52,961	159,638
Total vessels and equipment	4,483,430	5,033,130
Net investment in direct financing and sales-type leases, net – non-current (note 2)	513,815	544,823
Investments in and loans, net to equity-accounted investments (note 22)	1,075,653	1,173,728
Goodwill, intangibles and other non-current assets (notes 5 and 15)	137,082	133,466
Total assets	6,945,912	8,072,864
LIABILITIES AND EQUITY
Current
Accounts payable	124,066	135,496
Accrued liabilities and other (notes 6 and 15)	332,086	295,001
Short-term debt (note 7)	10,000	50,000
Current portion of long-term debt (note 8)	261,366	523,312
Current obligations related to finance leases (note 10)	150,408	95,339
Current portion of operating lease liabilities (notes 1 and 9)	25,108	61,431
Liabilities related to assets held for sale	—	2,980
Total current liabilities	903,034	1,163,559
Long-term debt (note 8)	1,793,741	2,303,840
Long-term obligations related to finance leases (note 10)	1,550,557	1,730,353
Long-term operating lease liabilities (notes 1 and 9)	29,182	87,171
Other long-term liabilities (notes 6 and 15)	198,107	216,348
Total liabilities	4,474,621	5,501,271
Commitments and contingencies (notes 8, 9, 10, 15 and 16)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 101,108,886 shares outstanding and issued (2019 – 100,784,422)) (note 12)	1,057,319	1,052,284
Accumulated deficit	(527,028)	(546,684)
Non-controlling interest	1,989,883	2,089,730
Accumulated other comprehensive loss (note 1)	(48,883)	(23,737)
Total equity	2,471,291	2,571,593
Total liabilities and equity	6,945,912	8,072,864
Subsequent events (note 23)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Cash, cash equivalents, restricted cash and cash held for sale provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	90,982	(148,986)	(57,747)
Non-cash and non-operating items:
Depreciation and amortization	261,131	290,672	276,307
Unrealized (gain) loss on derivative instruments and loss on sale of warrants (note 15)	(9,563)	20,007	(34,570)
Write-down and loss on sale (note 18)	200,238	170,310	53,693
Gain on commencement of sales-type lease (note 2)	(44,943)	—	—
Equity (income) loss, net of dividends received and return of capital	(5,575)	54,826	(44,312)
Income tax expense (note 21)	8,988	25,482	19,724
Foreign currency exchange loss including the effect of the termination of cross currency swaps and other	90,028	19,353	28,484
Change in operating assets and liabilities (note 17)	392,731	(48,358)	(59,444)
Net operating cash flow	984,017	383,306	182,135
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	1,182,249	527,465	1,325,482
Prepayments of long-term debt	(1,712,828)	(804,748)	(771,827)
Scheduled repayments of long-term debt and settlement of related swaps (note 8)	(305,971)	(233,734)	(671,803)
Proceeds from short-term debt	235,000	200,000	—
Prepayment of short-term debt	(275,000)	(150,000)	—
Proceeds from financing related to sale-leaseback of vessels	—	381,526	611,388
Repayments of obligations related to finance leases	(95,131)	(95,946)	(74,680)
Extinguishment of obligations related to finance leases	(29,596)	(111,617)	—
Net proceeds from equity issuances of Teekay Corporation	—	—	103,655
Repurchase of Teekay LNG common units	(15,635)	(25,729)	—
Distribution paid from subsidiaries to non-controlling interests	(79,803)	(63,343)	(64,676)
Cash dividends paid	—	(5,523)	(22,082)
Other financing activities	(798)	(580)	(671)
Net financing cash flow	(1,097,513)	(382,229)	434,786
INVESTING ACTIVITIES
Expenditures for vessels and equipment, net of warranty settlement	(26,507)	(109,523)	(693,792)
Proceeds from sale of vessels and equipment (note 18)	60,915	31,523	28,837
Proceeds from sale of assets, net of cash sold (notes 13 and 18)	24,977	100,000	81,823
Capital contributions and advances to equity-accounted joint ventures	(991)	(72,391)	(65,952)
Proceeds from repayments of advances to equity-accounted joint ventures	14,650	—	—
Cash of transferred subsidiaries on sale, net of proceeds received	—	—	(25,254)
Other investing activities	(9,983)	—	10,882
Net investing cash flow	63,061	(50,391)	(663,456)
Decrease in cash, cash equivalents, restricted cash and cash held for sale	(50,435)	(49,314)	(46,535)
Cash, cash equivalents, restricted cash and cash held for sale, beginning of the year	456,325	505,639	552,174
Cash, cash equivalents, restricted cash and cash held for sale, end of the year	405,890	456,325	505,639
Supplemental cash flow information (note 17)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and shares)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interest $	Total $
Balance at December 31, 2017	89,127	919,078	(135,892)	(5,995)	2,102,465	2,879,656
Net (loss) income	—	—	(79,237)	—	21,490	(57,747)
Other comprehensive income	—	—	—	3,623	(542)	3,081
Dividends declared:
Common stock ($0.220 per share)	—	—	(22,231)	—	—	(22,231)
Other dividends	—	—	—	—	(64,676)	(64,676)
Reinvested dividends	1	4	—	—	—	4
Employee stock compensation and other (note 12)	180	6,823	—	—	—	6,823
Equity offerings (note 12)	11,127	103,655	—	—	—	103,655
Equity component of convertible notes (note 8)	—	16,099	—	—	—	16,099
Change in accounting policy (note 1)	—	—	2,556	—	2,101	4,657
Changes to non-controlling interest from equity contributions and other	—	—	409	99	(2,801)	(2,293)
Balance at December 31, 2018	100,435	1,045,659	(234,395)	(2,273)	2,058,037	2,867,028
Net (loss) income	—	—	(310,577)	—	161,591	(148,986)
Other comprehensive loss	—	—	—	(19,860)	(38,747)	(58,607)
Dividends declared:
Common stock ($0.055 per share)	—	—	(5,385)	—	—	(5,385)
Other dividends	—	—	—	—	(63,343)	(63,343)
Reinvested dividends	1	2	—	—	—	2
Employee stock compensation and other (note 12)	348	6,623	—	—	—	6,623
Change in accounting policies (note 1)	—	—	606	(1,604)	(1,993)	(2,991)
Changes to non-controlling interest from equity contributions and other	—	—	3,067	—	(25,815)	(22,748)
Balance at December 31, 2019	100,784	1,052,284	(546,684)	(23,737)	2,089,730	2,571,593
Net (loss) income	—	—	(82,933)	—	173,915	90,982
Other comprehensive loss	—	—	—	(15,807)	(33,809)	(49,616)
Dividends declared:
Other dividends	—	—	—	—	(79,803)	(79,803)
Employee stock compensation and other (note 12)	325	5,035	—	—	—	5,035
Change in accounting policy (note 1)	—	—	(17,666)	—	(37,434)	(55,100)
Changes to non-controlling interest from equity contributions and other	—	—	120,255	(9,339)	(122,716)	(11,800)
Balance at December 31, 2020	101,109	1,057,319	(527,028)	(48,883)	1,989,883	2,471,291
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

Certain of Teekay’s significant non-wholly-owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the following publicly traded subsidiaries (collectively, the Public Subsidiaries): Teekay LNG Partners L.P. (or Teekay LNG) and Teekay Tankers Ltd. (or Teekay Tankers). As of December 31, 2020, Teekay owned a 42.4% interest in Teekay LNG (33.9% – December 31, 2019), including common units and its general partner interest, and 28.6% of the capital stock of Teekay Tankers (28.7% – December 31, 2019), including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. While Teekay owns less than 50% of Teekay LNG and Teekay Tankers, Teekay maintains control of Teekay LNG by virtue of its 100% ownership interest in the general partner of Teekay LNG, which is a master limited partnership, and maintains control of Teekay Tankers through its ownership of a sufficient number of Class A common shares and Class B common shares, which provide increased voting rights, to maintain a majority voting interest in Teekay Tankers and thus consolidates these subsidiaries.

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Significant intercompany balances and transactions have been eliminated upon consolidation.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 pandemic may have direct or indirect impact on the Company's business and the related financial reporting implications cannot be reasonably estimated at this time, although it could materially affect the Company's business, results of operations and financial condition in the future. COVID-19 has resulted and may continue to result in a significant decline in global demand for oil. As the Company's business includes the transportation of crude oil and refined petroleum products on behalf of customers, any significant decrease in demand for the cargo the Company transports could adversely affect demand for the Company's vessels and services. Spot tanker rates have come under pressure since mid-May 2020 as a result of record OPEC+ oil production cuts and lower production from other oil producing countries, which reduced crude exports, and the unwinding of floating storage. COVID-19 has also been a contributing factor to the decline in short-term charter rates and the increase in certain crewing-related costs, which has had an impact on the Company's cash flows, and was a contributing factor to the write-down of certain tankers owned by Teekay Tankers during the year ended December 31, 2020, as described in Note 18 - Write-down and Loss on Sale. During the year ended December 31, 2020, COVID-19 was also a contributing factor to the write-down of certain of Teekay LNG's seven multi-gas vessels and one floating production storage and offloading (or FPSO) unit, as described in Note 18 - Write-down and Loss on Sale, as well as being a contributing factor to the reduction in certain tax accruals as described in Note 21 - Income Taxes.

Where Teekay’s ownership interest in a consolidated subsidiary is less than 100%, the non-controlling interests’ share of these non-wholly-owned subsidiaries is reported in the Company’s consolidated balance sheets as a separate component of equity. The non-controlling interests’ share of the net income of these non-wholly-owned subsidiaries is reported in the Company’s consolidated statements of income (loss) as a deduction from the Company’s net income (loss) to arrive at net (loss) income attributable to the shareholders of Teekay.

The basis for attributing net income or loss of each non-wholly-owned subsidiary to the controlling interest and the non-controlling interests (with the exception of Teekay LNG until May 11, 2020, when Teekay and Teekay LNG agreed to eliminate all of Teekay LNG's incentive distribution rights) is based on the relative ownership interests of the non-controlling interests compared to the controlling interest (Teekay), which is consistent with how dividends and distributions were paid or were payable for these non-wholly-owned subsidiaries. In periods when vessels are sold by Teekay LNG or Teekay Tankers that were previously purchased from wholly-owned subsidiaries of Teekay, the amount of the gain or loss from sale allocated to the controlling interest and non-controlling interest is adjusted to reflect the non-controlling interest’s share of the deferred gain or loss that was incurred when Teekay previously sold these vessels from its wholly-owned subsidiaries to its non-wholly-owned subsidiaries Teekay LNG or Teekay Tankers. As reflected in the table below, during 2018 and 2019, such vessel sales by Teekay LNG resulted in increases (decreases) in net income of Teekay LNG attributable to the controlling interest (non-controlling interest) by $6.1 million and $7.5 million, respectively. As reflected in the table below, during 2019 and 2020, such vessel sales by Teekay Tankers resulted in an increases (decreases) in net income of Teekay Tankers attributable to the non-controlling interest (controlling interest) by $18.4 million and $43.2 million, respectively.

Teekay LNG has limited partners and one general partner. Teekay LNG's general partner is wholly-owned by Teekay. Teekay LNG's limited partners hold common units and preferred units. For each quarterly period, the method of attributing Teekay LNG’s net income (loss) of that period to the non-controlling interests of Teekay LNG begins by attributing net income (loss) of Teekay LNG to the non-controlling interests which hold 100% of the preferred units of Teekay LNG based on the amount of preferred unit distributions declared for the quarterly period.

Until May 11, 2020, when Teekay and Teekay LNG agreed to eliminate all of Teekay LNG's incentive distribution rights, the remaining net income (loss) to be attributed to the controlling interest and the non-controlling interests of Teekay LNG was then divided into two components. The first component consisted of the cash distribution that Teekay LNG would declare and pay to limited and general partners for that quarterly period (or the Distributed Earnings). The second component consisted of the difference between (a) the net income (loss) of Teekay LNG that was available to be allocated to the common unitholders and the general partner and (b) the amount of the first component cash distribution (or the Undistributed Earnings). The portion of the Distributed Earnings that was allocated to the non-controlling interests was the amount of the cash distribution that Teekay LNG would declare and pay to the non-controlling interests for that quarterly period. The portion of the Undistributed Earnings that was allocated to the non-controlling interests was based on the relative ownership percentages of the non-controlling interests of Teekay LNG compared to the controlling interest. The controlling interests included both limited partner common units and the general partner interest.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The total net income (loss) of Teekay’s consolidated partially-owned entities and the attribution of that net income (loss) to controlling and non-controlling interests is as follows:

	Net income (loss) attributable to non-controlling interests					Controlling Interest			Net income (loss) of consolidated partially-owned entities (1)
	Non-public partially-owned subsidiaries	Preferred unit-holders	Distri- buted Earnings	Undistri- buted Earnings	Total Non-Controlling Interest	Distri- buted Earnings	Undistri- buted Earnings	Total Controlling Interest (Teekay)
Teekay LNG	9,955	25,702	—	32,816	68,473	—	28,839	28,839	97,312
Teekay Tankers	—	—	—	105,455	105,455	—	(18,138)	(18,138)	87,317
Other entities and eliminations	—	—	—	—	(13)
For the Year Ended December 31, 2020	9,955	25,702	—	138,271	173,915
Teekay LNG	11,814	25,702	40,138	36,007	113,661	20,368	30,575	50,943	164,604
Teekay Tankers	—	—	—	47,887	47,887	—	(6,525)	(6,525)	41,362
Other entities and eliminations	—	—	—	—	43
For the Year Ended December 31, 2019	11,814	25,702	40,138	83,894	161,591
Teekay LNG	13,506	25,701	30,463	(10,807)	58,863	15,026	2,986	18,012	76,875
Teekay Tankers	—	—	—	(37,423)	(37,423)	—	(15,125)	(15,125)	(52,548)
Other entities and eliminations	—	—	—	—	50
For the Year Ended December 31, 2018	13,506	25,701	30,463	(48,230)	21,490
(1)Includes earnings attributable to common shares and preferred shares.

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
Foreign currency
The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in foreign exchange (loss) gain in the accompanying consolidated statements of income (loss).

Revenues

The Company's FPSO contracts, time charters and voyage charters include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. The Company has elected not to separate the non-lease component from the lease component for all such charters where the lease component is classified as an operating lease and certain other required criteria are met, and to account for the combined component as an operating lease. Time-charter contracts accounted for as direct financing leases and sales type leases contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component.

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

Management fees and other
Revenues are also earned from the management of third-party vessels and, until the April 2020 sale by Teekay Tankers of its LNG terminal management business, LNG terminals. The Company recognizes fixed revenue on a straight-line basis over the duration of the management contract and variable revenue, such as monthly commissions, in the month they are earned. The Company presents the reimbursement of expenditures it incurs to provide the promised goods or services as revenue if it controls such goods or services before they are transferred to the customer and presents such reimbursement of expenditures as an offset against the expenditures if the Company does not control the goods or services them before they are transferred to the customer.
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
Accounts receivable and other loan receivables
Accounts receivable are recorded at the invoiced amount and do not bear interest. The consolidated balance sheets reflect in accounts receivable, any amounts where the right to consideration is conditioned upon the passage of time, and, in prepaid expenses and other, any accrued revenue where the right to consideration is conditioned upon something other than the passage of time.
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

Interest costs capitalized to vessels and equipment for the years ended December 31, 2020, 2019, and 2018, aggregated $nil, $0.3 million and $14.8 million, respectively.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for tankers carrying crude oil and refined product, 30 years for liquefied petroleum gas (or LPG) carriers and 35 years for LNG carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years, 30 years, or 35 years, respectively. FPSO units are depreciated using an estimated useful life of 25 years commencing the date the unit is installed at the oil field and is in a condition that is ready to operate, or a shorter period if commercial considerations dictate otherwise. Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2020, 2019, and 2018 aggregated $209.6 million, $239.9 million and $244.0 million, respectively. Depreciation includes depreciation of all owned vessels and amortization of vessels accounted for as finance leases.

Generally, the Company dry docks each conventional oil tanker and gas carrier every two and a half years to five years. FPSO units are generally not dry docked and maintenance is performed on these units while at sea. The Company capitalizes certain costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking to the estimated completion of the next dry docking. The Company includes in capitalized dry-docking costs those costs incurred as part of the dry docking to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking, and for annual class survey costs on the Company’s FPSO units.

The following table summarizes the change in the Company’s capitalized dry-docking costs from January 1, 2018 to December 31, 2020:

	Year Ended December 31,
	2020 $	2019 $	2018 $
Balance at the beginning of the year	110,571	96,384	89,372
Costs incurred for dry dockings	35,514	56,371	43,155
Dry-dock amortization	(41,578)	(39,283)	(33,684)
Write-down / sales of vessels	(5,741)	(2,901)	(2,459)
Balance at the end of the year	98,766	110,571	96,384

Vessels and equipment that are intended to be held and used in the Company's business are assessed for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life, and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. The estimated fair value for the Company’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is based on second-hand sale and purchase data, and other information provided by third parties.

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
Equity-accounted investments
The Company’s investments in certain joint ventures and other partially-owned entities in which the Company does not control the entity but has the ability to exercise significant influence over the operating and financial policies of the entity are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity-accounted for investments for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If an equity-accounted for investment experiences an other-than-temporary decline in value and if the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company's consolidated statements of income (loss).
Debt issuance costs
Debt issuance costs related to a recognized debt liability, including fees, commissions and legal expenses, are deferred and presented as a direct reduction from the carrying amount of that debt liability and amortized on an effective interest rate method over the term of the relevant loan. Debt issuance costs which are not attributable to a specific debt liability or where the debt issuance costs exceed the carrying value of the related debt liability (primarily undrawn revolving credit facilities) are deferred and presented as non-current assets in the Company's consolidated balance sheets. Amortization of debt issuance costs is included in interest expense in the Company's consolidated statements of income (loss).

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

Credit losses

The Company utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for net investments in direct financing and sales-type leases, loans to equity accounted joint ventures, guarantees of secured loan facilities of equity-accounted joint ventures, non-operating lease accounts receivable, contract assets and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. The Company discontinues accrual of interest on financial assets if collection of required payments is no longer probable, and in those situations, recognizes payments received on non-accrual assets on a cash basis method, until collection of required payments becomes probable. The Company considers a financial asset to be past due when payment is not made with 30 days of it being owed, assuming there is no dispute or other uncertainty regarding the amount owing.

Expected credit loss provisions are presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset and as an other long-term liability for expected credit loss provisions that relate to guarantees of secured loan facilities of equity-accounted joint ventures. Changes in expected credit loss provisions are presented within other loss within the consolidated statements of income (loss).

Prior to the adoption of Accounting Standards Update ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13) on January 1, 2020, the Company:

•recognized an allowance for doubtful accounts consisting of the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determined the allowance based on historical write-off experience and customer economic data. The Company reviewed the allowance for doubtful accounts regularly and past due balances were reviewed for collectability. Account balances were charged off against the allowance when the Company believed that the receivable would not be recovered. There were no significant amounts recorded as allowance for doubtful accounts as at December 31, 2020 and 2019.

•analyzed its loans for collectability during each reporting period. A loan loss provision was recognized when, based on current information and events, it was probable that the Company would be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considered in determining if a loan loss provision was required included, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available) any information provided by the debtor regarding its ability to repay the loan and the fair value of the underlying collateral. When a loan loss provision was recognized, the Company measured the amount of the loss provision based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognized the resulting loss in the consolidated statements of income (loss). The carrying value of the loan was adjusted each subsequent reporting period to reflect any changes in the present value of expected future cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
For charter contracts being accounted for as operating leases, if the remaining lease payments are no longer probable of being collected, any unpaid accounts receivable and any accrued revenue will be reversed against revenue and any subsequent payments will be recognized as revenue when collected until such time that the remaining lease payments are probable of being collected.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value each period end, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and whether the contract qualifies for hedge accounting. The Company does not apply hedge accounting to its derivative instruments, except for certain types of interest rate swaps designated as cash flow hedges (See Note 15).

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive loss in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item (e.g. interest expense) in the Company's consolidated statements of income (loss). If a cash flow hedge is terminated or de-designated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the Company's consolidated statements of income (loss). If the hedged items are no longer probable of occurring, amounts recognized in total equity are immediately transferred to the corresponding earnings line item in the Company's consolidated statements of income (loss).

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt, non-designated bunker fuel swap contracts and forward freight agreements, and non-designated foreign currency forward contracts are recorded in realized and unrealized loss on non-designated derivative instruments in the Company's consolidated statements of income (loss). Gains and losses from the Company’s non-designated cross currency swaps are recorded in foreign exchange (loss) gain in the Company's consolidated statements of income (loss).
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

For those leases classified as operating leases, lease interest and right-of-use asset amortization in aggregate result in a straight-line expense profile that is presented in time charter hire expense for vessels and general and administrative expense for office leases, unless the right-of-use asset becomes impaired. For those leases classified as finance leases, the Company uses the effective interest rate method to subsequently account for the lease liability, whereby interest is recognized in interest expense in the Company's consolidated statements of income (loss). For

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
those leases classified as finance leases, the right-of-use asset is amortized on a straight-line basis over the remaining life of the vessel, with such amortization included in depreciation and amortization in the Company's consolidated statements of income (loss). Variable lease payments that are based on the usage or performance of the underlying asset are recognized as an expense when incurred, unless achievement of a specified target triggers the lease payment, in which case an expense is recognized in the period when achievement of the target is considered probable.

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
Asset retirement obligation
The Company has asset retirement obligations (or AROs) relating to (a) the recycling of the Petrojarl Foinaven FPSO unit in accordance with EU ship recycling regulations on completion of its current contract, and (b) the subsea production facility associated with the Petrojarl Banff FPSO unit which operated in the North Sea. The obligation relating to the Petrojarl Banff FPSO unit generally involves the costs associated with the restoration of the environment surrounding the facility and removal and disposal of all production equipment. The AROs will be covered in part by contractual payments to be received from the FPSO contract counterparties.

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

In the first quarter of 2020, CNR International (U.K.) Limited (or CNRI), provided formal notice to Teekay of its intention to cease production in June 2020 and decommission the Banff field shortly thereafter. As such, the Company removed the Petrojarl Banff FPSO and Apollo Spirit FSO from the Banff field in the third quarter of 2020 and expects to remove the subsea equipment by June 2023. The ARO for the FPSO unit was increased during 2020 based on changes to cost estimates. As at December 31, 2020, the ARO and associated receivable, which is recorded in goodwill, intangibles, and other non-current assets, were $42.4 million and $9.3 million, respectively (2019 – $30.9 million and $8.4 million, respectively). (See Note 6).
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

The Company recognizes the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Company's consolidated statements of income (loss).

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

	Qualifying Cash Flow Hedging Instruments $	Pension Adjustments $	Foreign Exchange Gain (Loss) on Currency Translation $	Total $
Balance as of December 31, 2017	1,409	(10,697)	3,293	(5,995)
Other comprehensive (loss) income and other	(506)	7,521	(3,293)	3,722
Balance as of December 31, 2018	903	(3,176)	—	(2,273)
Other comprehensive (loss) income and other	(20,311)	(1,153)	—	(21,464)
Balance as of December 31, 2019	(19,408)	(4,329)	—	(23,737)
Other comprehensive loss and other	(15,259)	(548)	—	(15,807)
Changes to non-controlling interest in AOCI from equity contributions	(9,339)	—	—	(9,339)
Balance as of December 31, 2020	(44,006)	(4,877)	—	(48,883)
Employee pension plans
The Company has defined contribution pension plans covering the majority of its employees. Pension costs associated with the Company’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. With the exception of certain of the Company’s employees in Australia, the Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company matches all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2020, 2019, and 2018, the amount of cost recognized for the Company’s defined contribution pension plans was $8.3 million, $8.1 million and $7.9 million, respectively.

The Company also has defined benefit pension plans (or the Benefit Plans) covering certain of its employees in Australia. The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The overfunded or underfunded status of the defined benefit pension plans is recognized as assets or liabilities in the consolidated balance sheets. The Company recognizes as a component of other comprehensive loss, the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs. The Company's funded status was a deficit of $2.8 million at December 31, 2020 and a deficit of $1.7 million at December 31, 2019.
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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Accounting pronouncements

The Company adopted ASU 2016-02 on January 1, 2019. ASU 2016-02 established a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases.

ASU 2016-02 was adopted using a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect. ASU 2016-02 provides an optional practical expedient to lessors not to separate lease and non-lease components of a contract if certain criteria are met. The Company has elected to use this new optional transitional approach. In addition, the Company early adopted ASU 2019-01, which provides an exception for lessors who are not manufacturers or dealers to determine the fair value of leased property using the underlying asset's cost, instead of fair value. To determine the cumulative effect adjustment, the Company has not reassessed lease classification, initial direct costs for any existing leases, or whether any expired or existing contracts are or contain leases. The Company identified the following differences:

•The adoption of ASU 2016-02 resulted in a change in the accounting method for the lease portion of the daily charter hire for the chartered-in vessels by the Company and the Company's equity-accounted joint ventures accounted for as operating leases with firm periods of greater than one year, as well as a small number of office leases. Under ASU 2016-02, the Company and the Company's equity-accounted joint ventures recognized an operating lease right-of-use asset and operating lease liability on the consolidated balance sheet for these charters and office leases based on the present value of future minimum lease payments, whereas previously no right-of-use asset or lease liability was recognized. This resulted in an increase in the Company's and its equity-accounted joint ventures' assets and liabilities. The pattern of expense recognition of chartered-in vessels remains substantially unchanged from the prior policy, unless the right-of-use asset becomes impaired. On January 1, 2019, a right-of-use asset of $170.0 million and a lease liability of $170.0 million were recognized for these chartered-in vessels. In addition, the existing carrying value of the Company's chartered-in vessels was reclassified from other non-current assets ($13.7 million) and from other long-term liabilities ($0.9 million) to a right-of-use asset as at January 1, 2019. The Company also recognized a right-of-use asset and liability for its office leases as at January 1, 2019, which is presented in other non-current assets and accrued liabilities and other, respectively. On December 31, 2019, the right-of-use asset and lease liability relating to the Company's chartered-in vessels were $148.6 million and $148.6 million, respectively, and the right-of-use asset and lease liability relating to office leases were $13.7 million and $13.9 million, respectively, and $0.2 million was reflected as a foreign exchange loss for the year ended December 31, 2019.

•The adoption of ASU 2016-02 resulted in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where a charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock. This change decreased investment in and loans to equity-accounted investments by $0.1 million and decreased total equity by $0.1 million as at December 31, 2019. The cumulative decrease to opening equity as at January 1, 2019 was $0.1 million.

•The adoption of ASU 2016-02 resulted in direct financing and sales-type lease payments received being presented as an operating cash inflow instead of an investing cash inflow in the Company's consolidated statement of cash flows. Direct financing and sales-type lease payments received during the years ended December 31, 2020, 2019, and 2018 were $340.9 million, $17.1 million and $10.9 million, respectively.

•The adoption of ASU 2016-02 resulted in sale and leaseback transactions where the seller lessee has a fixed price repurchase option or other situations where the leaseback would be classified as a finance lease being accounted for as a failed sale of the vessel and a failed purchase of the vessel by the buyer lessor. Prior to the adoption of ASU 2016-02, such transactions were accounted for as a completed sale and a completed purchase. Consequently, for such transactions, the Company did not derecognize the vessel sold and continues to depreciate the vessel as if it was the legal owner. Proceeds received from the sale of the vessel were recognized as a financial liability and bareboat charter hire payments made by the Company to the lessor were allocated between interest expense and principal repayments on the financial liability. The adoption of ASU 2016-02 resulted in the sale and leaseback of the Yamal Spirit, the Torben Spirit, the Cascade Spirit and the Aspen Spirit during 2019 being accounted for as failed sales, and unlike the 22 vessels sold and leased back in similar transactions in prior years, the Company was not considered as holding a variable interest in the buyer lessor entity and thus, did not consolidate the buyer lessor entities (see Note 10).

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduced a new credit loss methodology, which requires earlier recognition of potential credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaced multiple existing impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized.

The Company adopted this update on January 1, 2020 with a modified-retrospective approach, whereby a cumulative-effect adjustment was made to reduce partner's equity on January 1, 2020 without any retroactive application to prior periods. The Company's net investments in direct financing and sales-type leases, advances to equity-accounted joint ventures, guarantees of indebtedness of equity-accounted joint ventures and receivables related to non-operating lease revenue arrangements are subject to ASU 2016-13. On adoption, the Company decreased the carrying value of investments in and loans, net to equity-accounted investments by $40.0 million, non-controlling interest by $37.4 million, net investments in direct financing and sales-type leases by $15.1 million and increased accumulated deficit by $17.7 million, goodwill, intangibles and other non-current assets by $1.4 million and other long-term liabilities by $1.4 million. The cumulative adjustment recorded on initial adoption of this update does not reflect an increase in credit risk exposure to the Company compared to previous periods presented.

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

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted, including adoption in any interim period. The Company is currently evaluating the effect of adopting this new guidance.

In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This update provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). This update applies only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued. This update is effective through December 31, 2022. The Company is currently evaluating the effect of adopting this new guidance.

In August 2020, the FASB issued ASU 2020-06 - Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40). This update simplifies the accounting for convertible debt instruments and convertible preferred stock by reducing the number of accounting models and the number of embedded conversion features that could be recognized separately from the primary contract. This update also enhances transparency and improves disclosures for convertible instruments and earnings per share guidance. The Company is expected to adopt this update effective January 1, 2021 using the modified retrospective method of transition. The adoption of ASU 2020-06 is expected to impact the accounting for the Company’s Convertible Senior Notes due January 15, 2023 (the Convertible Notes) whereby the existing debt and equity components will be recombined into a single component accounted for as a single liability, at its amortized cost. In addition, the adoption of ASU 2020-06 is expected to result in the Company having to change from the use of the treasury stock method to the if-converted method to determine the dilutive impact of the Convertible Notes when calculating diluted earnings per share.
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

FPSO Contracts
Pursuant to an FPSO contract, the Company charters an FPSO unit to a customer for a period of time, generally more than one year. The performance obligations within an FPSO contract, which include the lease of the FPSO unit to the charterer as well as the operation of the FPSO unit, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. Hire is typically invoiced monthly in arrears, based on a fixed daily hire amount. In certain FPSO contracts, the Company is entitled to a lump sum amount due upon commencement of the contract and may also be entitled to termination fees if the contract is canceled early. While the fixed daily hire amount may be the same over the term of the FPSO contract, in some FPSO contracts, the fixed daily hire amount may increase or decrease over the duration of the FPSO contract. As a result of the Company accounting for compensation from such charters on a straight-line basis over the duration of the charter, FPSO contracts where revenue is recognized before the Company is entitled to such amounts under the FPSO contracts will result in the Company recognizing a contract asset and FPSO contracts where revenue is recognized after the Company is entitled to such amounts under the FPSO contracts will result in the Company recognizing deferred revenue.

Certain sources of consideration variability exist within FPSO contracts. Those include penalties, such as those that relate to periods where production on the FPSO unit is interrupted. In addition, certain FPSO contracts may contain provisions that allow the Company to be compensated for increases in the Company’s costs to operate the unit during the term of the contract. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or in the form of cost reimbursements for vessel operating expenditures incurred. Finally, the Company may earn additional compensation from monthly production tariffs, which are based on the volume of oil produced, the price of oil, as well as other monthly or annual operational performance measures. Variable consideration of the Company's contracts is typically recognized as incurred as either such revenue is allocated and accounted for under lease accounting requirements or alternatively such consideration is allocated to distinct periods under a contract during which such variable consideration was incurred. Since June 2020, the Company no longer earns variable or tariff revenues from its FPSO contracts.

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

Revenue Table
The following tables contain the Company’s total revenue for the years ended December 31, 2020, 2019 and 2018, by contract type, by segment and by business line within segments.

	Year Ended December 31, 2020
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	543,408	—	127,598	—	17,152	—	688,158
Voyage charters	38,687	—	741,804	—	—	—	780,491
FPSO contracts	—	—	—	108,952	—	—	108,952
Management fees and other	9,008	—	17,032	—	212,031	—	238,071
	591,103	—	886,434	108,952	229,183	—	1,815,672

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Year Ended December 31, 2019
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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The following table contains the Company's total revenue by those contracts or components of contracts accounted for as leases and by those contracts or components not accounted for as leases for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	1,450,742	1,554,883	1,322,259
Interest income on lease receivables	51,378	51,676	41,963
Variable lease payments – cost reimbursements (1)	49,099	50,024	39,233
Variable lease payments – other (2)	5,218	48,813	96,679
	1,556,437	1,705,396	1,500,134
Non-lease revenue
Non-lease revenue – related to sales-type or direct financing leases	21,164	21,691	18,554
Management fees and other income	238,071	218,304	209,800
	259,235	239,995	228,354
Total	1,815,672	1,945,391	1,728,488
(1)Reimbursement for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer.
(2)Compensation from time charter contracts based on spot market rates in excess of a base daily hire amount, production tariffs based on the volume of oil produced, the price of oil, and other monthly or annual operational performance measures.

Operating Leases
As at December 31, 2020, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to time charters, bareboat charters and FPSO contracts that were accounted for as operating leases were approximately $573.8 million (2021), $440.0 million (2022), $333.5 million (2023), $259.3 million (2024) and $196.3 million (2025).

Minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2020, revenue from unexercised option periods of contracts that existed on December 31, 2020, revenue from vessels in the Company’s equity-accounted investments, or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in this paragraph have been reduced by estimated off-hire time for any periodic maintenance and do not reflect the impact of revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. The amounts may vary given unscheduled future events such as vessel maintenance.

The net carrying amount of the vessels employed on time charter contracts, bareboat charter contracts and FPSO contracts that have been accounted for as operating leases at December 31, 2020, was $3.2 billion (2019 – $3.1 billion, 2018 – $3.4 billion). At December 31, 2020, the cost and accumulated depreciation of such vessels were $4.2 billion (2019 – $3.9 billion, 2018 – $4.3 billion) and $1.0 billion (2019 – $0.8 billion, 2018 – $0.8 billion), respectively.

Net Investment in Direct Financing Leases and Sales-Type Leases
On March 27, 2020, the Company entered into a bareboat charter with Britoil Limited (or BP), a subsidiary of BP p.l.c., for the Petrojarl Foinaven FPSO for a period up to December 2030. BP may cancel the charter on six-months' notice. Under the terms of this charter, Teekay received a cash payment of approximately $67 million in April 2020 and will receive a nominal per day rate over the life of the contract and a lump sum payment at the end of the contract period, which is expected to cover the costs of recycling the FPSO unit in accordance with EU ship recycling regulations. The charter was classified and accounted for as a sales-type lease. Consequently, the Company recognized a net investment in sales-type lease of $81.9 million and an asset retirement obligation of $6.1 million, derecognized the carrying value of the Petrojarl Foinaven FPSO and related customer contract, and recognized a gain of $44.9 million in the three months ended March 31, 2020, which is reflected in gain on commencement of sales-type leases on the Company's consolidated statements of income for the year ended December 31, 2020. As at December 31, 2020, the net investment in sales-type lease was $14.8 million, with the majority of the reduction relating to the cash payment of $67 million received in April 2020.

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
In 2013, Teekay LNG acquired two LNG carriers, the WilPride and WilForce, from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on five- and four-year fixed-rate bareboat charter contracts, respectively, with Awilco holding fixed-price purchase obligations at the end of the charter contracts. These charter contracts were subsequently extended to February 2020, with the ownership of both vessels transferring to Awilco at the end of this extension. In addition, in October 2019, Awilco obtained credit approval for a financing facility that would provide the funds necessary for Awilco to fulfill its purchase obligation of the two LNG carriers. As a result, both vessels were derecognized and sales-type lease receivables were recognized based on the remaining amounts owing to Teekay LNG, including the purchase obligations. Teekay LNG recognized a gain of $14.3 million upon derecognition of the vessels for the year ended December 31, 2019, which was included in write-down and loss on sale of vessels in the Company's consolidated statements of loss (see Note 18). In January 2020, Awilco purchased both carriers from Teekay LNG and paid Teekay LNG the associated purchase obligation, deferred hire amounts and interest on deferred hire amounts, totaling $260.4 million relating to these two vessels.

The following table lists the components of the net investments in direct financing leases and sales-type leases:

	December 31, 2020	December 31, 2019
	$	$
Total minimum lease payments to be received	780,360	1,115,968
Estimated unguaranteed residual value of leased properties	292,277	284,277
Initial direct costs and other	264	296
Less unearned revenue	(513,182)	(581,732)
Total net investments in direct financing and sales-type leases	559,719	818,809
Less credit loss provision	(31,078)	—
Total net investments in direct financing and sales-type leases, net	528,641	818,809
Less current portion	(14,826)	(273,986)
Net investments in direct financing and sales-type leases, net	513,815	544,823
As at December 31, 2020, estimated minimum lease payments to be received by the Company related to its direct financing leases and sales-type leases in each of the next five succeeding fiscal years were approximately $64.6 million (2021), $64.6 million (2022), $64.4 million (2023), $64.7 million (2024), $75.9 million (2025) and an aggregate of $446.3 million thereafter. The leases are scheduled to end between 2028 and 2039.

Contract Liabilities

The Company enters into certain customer contracts that result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at December 31, 2020 and December 31, 2019, there were contract liabilities of $30.7 million and $32.4 million, respectively. During the years ended December 31, 2020 and December 31, 2019, the Company recognized $32.4 million and $26.4 million, respectively, of revenue that was included in the contract liability balance at the beginning of the respective periods.
3. Segment Reporting
The Company allocates capital and assesses performance from the separate perspectives of its two publicly-traded subsidiaries Teekay LNG and Teekay Tankers (together, the Daughter Entities), and Teekay and its remaining subsidiaries (or Teekay Parent), as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on the Daughter Entities and Teekay Parent (the Legal Entity approach), and its segments are presented accordingly on this basis. The Company has three primary lines of business: (1) offshore production (FPSO units), (2) LNG and LPG carriers, and (3) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Daughter Entity and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows.
Subsequent to September 25, 2017 and prior to May 8, 2019, Teekay owned a 13.8% interest in the common units of Altera and a 49% interest in the general partner of Altera, and accounted for its interest in Altera using the equity method and presented such interest as a separate segment. On May 8, 2019, Teekay sold to Brookfield Business Partners L.P. (or Brookfield) all of the Company's remaining interests in Altera, which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Altera (or the 2019 Brookfield Transaction).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The following table includes the Company’s revenues and income (loss) from vessel operations by segment for the periods presented in these financial statements:

	Revenues (1)			Income (loss) from Vessel Operations (2)
	Year Ended December 31,			Year Ended December 31,
	2020	2019	2018	2020	2019	2018
	$	$	$	$	$	$
Teekay LNG
Liquefied Gas Carriers	591,103	594,514	478,439	226,093	300,520	169,918
Conventional Tankers	—	6,742	32,323	—	(1,267)	(21,319)
	591,103	601,256	510,762	226,093	299,253	148,599

Teekay Tankers
Conventional Tankers	886,434	943,917	776,493	141,572	123,883	7,204

Teekay Parent
Offshore Production	108,952	210,816	261,736	(38,054)	(208,167)	22,958
Other	229,183	202,990	189,923	(15,032)	(10,927)	(14,442)
	338,135	413,806	451,659	(53,086)	(219,094)	8,516

Eliminations and other	—	(13,588)	(10,426)	—	—	—
	1,815,672	1,945,391	1,728,488	314,579	204,042	164,319

(1)The amounts in the table below represent revenue earned by each segment from other segments within the group. Such intersegment revenue for the years ended 2020, 2019 and 2018 are as follows:

	Year Ended December 31,
	2020	2019	2018
	$	$	$
Teekay LNG – Liquefied Gas Carriers	—	11,562	9,418
Teekay Tankers – Conventional Tankers	—	1,979	1,689
	—	13,541	11,107
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Company’s consolidated revenues during the periods presented.

	Year Ended December 31,
(U.S. dollars in millions)	2020	2019	2018
BP Plc (1)	(2)	$227.6 or 12%	$195.0 or 11%
(1)Teekay LNG Segment — Liquefied Gas Carriers, Teekay Tankers Segment — Conventional Tankers, Teekay Parent Segment — Offshore Production, and Teekay Parent Segment — Conventional Tankers.
(2)Less than 10%.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The following table includes other income statement items by segment for the periods presented in these financial statements.

	Depreciation and Amortization			Write-down and loss on sale			Equity Income (Loss)
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	$	$	$	$	$	$	$	$	$
Teekay LNG
Liquefied Gas Carriers	(129,752)	(136,069)	(119,108)	(51,000)	14,349	(33,000)	72,233	58,819	53,546
Conventional Tankers	—	(696)	(5,270)	—	(785)	(20,863)	—	—	—
	(129,752)	(136,765)	(124,378)	(51,000)	13,564	(53,863)	72,233	58,819	53,546
Teekay Tankers
Conventional Tankers	(117,213)	(124,002)	(118,514)	(69,446)	(5,544)	170	5,100	2,345	1,220
Teekay Parent
Offshore Production	(14,166)	(29,710)	(33,271)	(70,692)	(178,330)	—	—	—	15,089
Conventional Tankers	—	—	—	—	—	—	—	—	(510)
Other	—	(195)	(144)	(9,100)	—	—	—	127	(1,384)
	(14,166)	(29,905)	(33,415)	(79,792)	(178,330)	—	—	127	13,195

Altera (1)	—	—	—	—	—	—	—	(75,814)	(6,907)
	(261,131)	(290,672)	(276,307)	(200,238)	(170,310)	(53,693)	77,333	(14,523)	61,054
(1) Prior to its sale in May 2019, the Company accounted for its investment in Altera's general partner and common units using the equity method, and recognized equity losses of $75.8 million and $6.9 million for the years ended December 31, 2019 and December 31, 2018, respectively. During the year ended December 31, 2019, the Company wrote-down the investment in Altera by $64.9 million (included in equity loss for the year ended December 31, 2019 in the table above) and recognized a loss on sale of $8.9 million.

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2020 $	December 31, 2019 $
Teekay LNG – Liquefied Gas Carriers	4,647,242	5,249,465
Teekay Tankers – Conventional Tankers	1,743,013	2,140,652
Teekay Parent – Offshore Production	30,845	161,096
Teekay Parent – Other	60,002	80,455
Cash and cash equivalents	348,785	353,241
Other assets not allocated	132,425	102,701
Eliminations	(16,400)	(14,746)
Consolidated total assets	6,945,912	8,072,864

The following table includes capital expenditures by segment for the periods presented in these financial statements.

	December 31, 2020 $	December 31, 2019 $
Teekay LNG – Liquefied Gas Carriers	10,482	96,357
Teekay LNG – Conventional Tankers	—	1,538
Teekay Tankers – Conventional Tankers	16,025	11,628
	26,507	109,523

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
4. Equity Financing Transactions of the Daughter Entities
On May 11, 2020, Teekay Parent and Teekay LNG agreed to eliminate all of Teekay LNG’s incentive distribution rights in exchange for the issuance to a subsidiary of Teekay Corporation of 10.75 million newly-issued Teekay LNG common units. Following the completion of this transaction on May 11, 2020, Teekay Parent owns approximately 36 million common units of Teekay LNG and remains the sole owner of its general partner, which together represents an economic interest of approximately 42% in Teekay LNG.

On November 25, 2019, Teekay Tankers effected a one-for-eight reverse stock split of Teekay Tankers' Class A and Class B common shares, which reduced the number of issued and outstanding Class A and B common shares of Teekay Tankers as at December 31, 2019 from approximately 232.0 million and 37.0 million to approximately 29.0 million and 4.6 million, respectively.

In December 2018, Teekay LNG announced that its Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of Teekay LNG's common units. During the years ended December 31, 2020, December 31, 2019 and December 31, 2018, Teekay LNG repurchased 1.4 million, 1.9 million and 0.3 million of its common units for a total cost of $15.3 million, $25.2 million and $3.7 million, respectively, under its common unit repurchase program.
5. Goodwill and Intangible Assets
In 2015, Teekay Tankers acquired a ship-to-ship transfer business (previously referred to as SPT and now known as Teekay Marine Solutions or TMS) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE and recognized goodwill and intangible assets relating to customer relationships at the time of acquisition.

On April 30, 2020, Teekay Tankers completed the sale of the non-US portion of its ship-to-ship support services business, as well as its LNG terminal management business. Following the sale, Teekay Tankers' remaining ship-to-ship support operations were integrated into Teekay Tankers' tanker business. As a result, effective April 30, 2020, Teekay Tankers has one reportable segment. Teekay Tankers’ goodwill and intangible assets for December 31, 2019 have been retroactively adjusted whereby the remaining ship-to-ship support operations amounts have been reallocated from the ship-to-ship transfer segment to the tanker segment. The proportionate share of goodwill of $5.6 million and intangible assets of $6.9 million attributable to the business which was sold was reclassified to assets held for sale as at December 31, 2019.
Goodwill
The carrying amount of goodwill for the years ended December 31, 2020 and 2019, for the Company’s reportable segments are as follows:

	Teekay LNG – Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Balance as of December 31, 2020	35,631	2,426	38,057
Balance as of December 31, 2019	35,631	2,426	38,057
Intangible Assets
As at December 31, 2020, the Company’s intangible assets consisted of:

	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Customer contracts	179,813	(145,303)	34,510
Customer relationships	5,706	(3,717)	1,989
	185,519	(149,020)	36,499

As at December 31, 2019, the Company’s intangible assets consisted of:

	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Customer contracts	192,938	(149,558)	43,380
Customer relationships	5,706	(3,162)	2,544
	198,644	(152,720)	45,924

Aggregate amortization expense of intangible assets for the year ended December 31, 2020, was $9.4 million (2019 – $11.3 million, 2018 – $15.2 million), including $9.4 million presented in depreciation and amortization (2019 – $11.3 million, 2018 – $12.0 million), and $nil presented in time-charter hire expenses (2019 – $nil, 2018 – $3.2 million) as a result of the adoption of ASU 2016-02 on January 1, 2019 (see Note 1). Amortization of intangible assets following 2020 is expected to be $9.4 million (2021), $8.8 million (2022), $6.6 million (2023), $4.9 million (2024), $1.8 million (2025) and $5.1 million (thereafter).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
6. Accrued Liabilities and Other Long-Term Liabilities
Accrued Liabilities and Other

	December 31, 2020 $	December 31, 2019 $
Accrued liabilities
Voyage, vessel and corporate expenses	140,029	121,937
Interest	25,337	29,371
Payroll and related liabilities	37,349	33,494
Distributions payable and other	6,428	6,487
Deferred revenues - current	34,461	36,242
In-process revenue contracts - current	—	5,933
Current portion of derivative liabilities (note 15)	58,186	39,263
Office lease liability – current (note 1)	1,607	3,627
Loans from equity-accounted investments	16,689	18,647
Asset retirement obligation - current	12,000	—
	332,086	295,001
Other Long-Term Liabilities

	December 31, 2020 $	December 31, 2019 $
Deferred revenues and gains (note 2)	23,732	28,612
Guarantee liabilities	11,818	10,113
Asset retirement obligation	37,996	31,068
Pension liabilities	9,172	7,238
In-process revenue contracts	—	11,866
Derivative liabilities (note 15)	33,566	51,914
Unrecognized tax benefits (note 21)	70,738	62,958
Office lease liability – long-term (note 1)	9,396	10,254
Other	1,689	2,325
	198,107	216,348

Asset Retirement Obligations

In the first quarter of 2020, CNRI provided formal notice to Teekay of its intention to cease production in June 2020 and decommission the Banff field shortly thereafter. As such, the Company removed the Petrojarl Banff FPSO and Apollo Spirit FSO from the Banff field in the third quarter of 2020 and expects to remove the subsea equipment by June 2023. The Company expects to recycle the FPSO unit, which is currently in lay-up, and the subsea equipment following removal from the field. The Company redelivered the FSO unit to its owner in the third quarter of 2020. During the first half of 2020, the asset retirement obligation for the Petrojarl Banff FPSO unit was increased based on changes to cost estimates and the carrying value of the unit was fully written down. As of December 31, 2020, the present value of the Petrojarl Banff FPSO unit's estimated asset retirement obligations relating to the remediation of the subsea infrastructure was $42.4 million, of which $12.0 million is recorded in accrued liabilities and $30.4 million recorded in other long-term liabilities. The Company has also recorded $9.3 million in other non-current assets as at December 31, 2020 for the expected recovery of a portion of these costs from the customer upon the completion of the remediation work.

In March 2020, Teekay Parent entered into a new bareboat charter contract with the existing charterer of the Petrojarl Foinaven FPSO unit, which can be extended up to December 2030. Under the terms of the new contract, Teekay received a cash payment of $67 million in April 2020 and will receive a nominal per day rate over the life of the contract and a lump sum payment at the end of the contract period, which is expected to cover the costs of recycling the FPSO unit in accordance with the EU ship recycling regulations. As of December 31, 2020, the carrying value of the related lease asset was $14.6 million. As of December 31, 2020, the present value of the Petrojarl Foinaven FPSO unit's estimated asset retirement obligation relating to recycling costs was $7.4 million.
7. Short-Term Debt
In November 2018, Teekay Tankers Chartering Pte. Ltd. (or TTCL), a wholly-owned subsidiary of Teekay Tankers, entered into a working capital revolving loan facility (or the Working Capital Loan), which initially provided available aggregate borrowings of up to $40.0 million for TTCL, and which had an initial maturity date in May 2019, subject to extension as described below. The maximum available aggregate borrowings were subsequently increased to $80.0 million, effective December 2019. The amount available for drawdown is limited to a percentage of certain receivables and accrued revenue, which is assessed weekly. The next maturity date of the Working Capital Loan is May 2021. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to the RSAs. Interest payments are based on LIBOR plus a margin of 3.5%.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires Teekay Tankers to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at December 31, 2020, $10.0 million (December 31, 2019 – $50.0 million) was owing under this facility, the aggregate available borrowings were $32.0 million (December 31, 2019 - $80.0 million) and the interest rate on the facility was 3.6% (December 31, 2019 – 5.0%). As at December 31, 2020, Teekay Tankers was in compliance with all covenants in respect of this facility.
8. Long-Term Debt

	December 31, 2020 $	December 31, 2019 $
Revolving Credit Facilities	285,000	603,132
Senior Notes (8.5%) due January 15, 2020	—	36,712
Senior Notes (9.25%) due November 15, 2022	243,395	250,000
Convertible Senior Notes (5%) due January 15, 2023	112,184	125,000
Norwegian Krone-denominated Bonds due through September 2025	355,514	347,163
U.S. Dollar-denominated Term Loans due through 2030	938,280	1,336,437
Euro-denominated Term Loans due through 2024	152,710	165,376
Other U.S. Dollar-denominated loan	—	3,300
Total principal	2,087,083	2,867,120
Less unamortized discount and debt issuance costs	(31,976)	(39,968)
Total debt	2,055,107	2,827,152
Less current portion	(261,366)	(523,312)
Long-term portion	1,793,741	2,303,840

As of December 31, 2020, the Company had four revolving credit facilities (collectively, the Revolvers) available. The Revolvers, as at such date, provided for aggregate borrowings of up to $921.7 million, of which $636.7 million was undrawn. Interest payments are based on LIBOR plus margins. The margins ranged between 1.40% and 4.25% as at December 31, 2020 and between 1.40% and 3.95% as at December 31, 2019. The aggregate amount available under the Revolvers is scheduled to decrease by $115.8 million (2021), $539.4 million (2022), $65.3 million (2023) and $201.3 million (2024). The Revolvers are collateralized by first-priority mortgages granted on 33 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all but one of the Revolvers' outstanding amounts. Included in other related security are 36.0 million common units in Teekay LNG and 5.0 million Class A common shares in Teekay Tankers to secure a $150 million credit facility.

The Company’s 8.5% senior unsecured notes were due January 15, 2020 with an original aggregate principal amount of $450 million (or the Original Notes). In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Additional Notes) at 99.0% of face value, plus accrued interest from July 15, 2015. Prior to 2020, the Company repurchased $613.3 million in aggregate principal amount and in January 2020, the Company repaid all remaining Original Notes and Additional Notes at maturity.

In May 2019, the Company issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). The 2022 Notes are guaranteed on a senior secured basis by certain of the Company's subsidiaries and are secured by first-priority liens on two of Teekay's FPSO units, a pledge of the equity interests in Teekay's subsidiary that owns all of Teekay's common units of Teekay LNG Partners L.P. and all of Teekay’s Class A common shares of Teekay Tankers Ltd. and a pledge of the equity interests in Teekay's subsidiaries that own Teekay Parent's three FPSO units.

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

During 2020, Teekay Parent commenced repurchasing some of its Convertible Notes and 2022 Notes in the open market. Teekay Parent acquired $12.8 million of the principal of the Convertible Notes for total consideration of $10.5 million and $6.6 million of principal of the 2022 Notes for total consideration of $6.2 million, recognizing a gain of $1.5 million in 2020, included in other loss on the Company's audited consolidated statements of income (loss), in relation to the repurchases.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
As at December 31, 2020, Teekay LNG has a total of Norwegian Krone (or NOK) 3.1 billion in senior unsecured bonds issued in the Norwegian bond market that mature through 2025. As at December 31, 2020, the total carrying amount of the bonds, which are listed on the Oslo Stock Exchange was $355.5 million (December 31, 2019 – $347.2 million). The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 4.60% to 6.00% as at December 31, 2020 (December 31, 2019 - 3.70% to 6.00%). The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.74% to 7.89% (December 31, 2019 - 5.92% to 7.89%) and the transfer of the principal amount fixed at $360.5 million upon maturity in exchange for NOK 3.1 billion (see Note 15).

As of December 31, 2020, the Company had six U.S. Dollar-denominated term loans outstanding, which totaled $938.3 million in aggregate principal amount (December 31, 2019 – $1.3 billion). Interest payments on the term loans are based on LIBOR plus a margin, of which one of the term loans has additional tranches with a weighted average fixed rate of 4.26%. At December 31, 2020 and December 31, 2019, the margins ranged between 0.30% and 3.25%. The term loans require payments in quarterly installments commencing three months after first drawdown and five of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 20 (December 31, 2019 – 24) of the Company’s vessels, together with certain other security. In February 2021, one of the term loans, coming due over the next 12 months, was refinanced and as a result, $177.0 million was reclassified from current portion to long-term debt in the Company's consolidated balance sheet as of December 31, 2020 (see Note 23).

Teekay LNG has two Euro-denominated term loans outstanding, which, as at December 31, 2020, totaled 125.0 million Euros ($152.7 million) (December 31, 2019 – 147.5 million Euros ($165.4 million)). Teekay LNG is servicing the loans with funds generated from two Euro-denominated, long-term time-charter contracts. Interest payments for one of the term loans are based on the Euro Interbank Offered Rate (or EURIBOR) plus a margin. Interest payments on the remaining term loan are based on EURIBOR where EURIBOR is limited to zero or above zero values, plus a margin. At December 31, 2020 and December 31, 2019, the margins ranged between 0.60% and 1.95%. The Euro-denominated term loans reduce in monthly and semi-annual payments with varying maturities through 2024, are collateralized by first-priority mortgages on two of Teekay LNG’s vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans and restricted cash and the change in the valuation of the Company’s cross currency swaps, the Company recognized a foreign exchange loss during 2020 of $20.7 million (2019 – loss of $13.6 million, 2018 – gain of $6.1 million).

The weighted-average interest rate on the Company’s aggregate long-term debt as at December 31, 2020 was 3.8% (December 31, 2019 – 4.6%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to December 31, 2020, after giving effect to the February 2021 term loan refinancing described above, are $262.3 million (2021), $463.5 million (2022), $392.8 million (2023), $310.9 million (2024), $187.8 million (2025) and $469.8 million (thereafter).

The Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at December 31, 2020, these ratios were 405%, 273%, 142%, 215% and 190% compared to their minimum required ratios of 125%, 115%, 120%, 135% and 125%, respectively. The vessel values used in these ratios are the appraised values provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier and conventional tanker markets could affect the Company's compliance with these ratios.

Certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth, and minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million, and not to exceed a maximum level of financial leverage. Certain loan agreements require Teekay Tankers to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt and obligations related to finance leases.

As at December 31, 2020, the Company was in compliance with all covenants under its credit facilities and other long-term debt.
9. Operating Leases
The Company charters-in vessels from other vessel owners on time-charter-in and bareboat charter contracts, whereby the vessel owner provides use of the vessel to the Company, and, in the case of time-charter-in contracts, also operates the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate for time charters during periods the vessel is not able to operate.

On March 27, 2020, concurrently with the Petrojarl Foinaven FPSO transaction with BP described in Note 2, the Company sold its subsidiary Golar-Nor (UK) Limited (or Golar-Nor) to Altera for a nominal amount plus outstanding working capital. Golar-Nor was in-chartering the Petroatlantic and Petronordic shuttle tankers. This transaction resulted in the Company derecognizing right-of-use assets and lease liabilities totaling $50.7 million and $50.7 million, respectively.

For the year ended December 31, 2020, the Company incurred $73.8 million of time-charter and bareboat hire expenses related to time-charter-in and bareboat charter contracts with an original term of more than one year, of which $48.5 million was allocable to the lease component and $25.3 million was allocable to the non-lease component. The amounts allocable to the lease component approximate the cash paid for the amounts included in lease liabilities and are reflected as a reduction in operating cash flows for the year ended December 31, 2020. Three of Teekay Tankers' time-charter-in contracts each have an option to extend the charter for an additional one-year term. Since it is not reasonably certain that Teekay Tankers will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
liabilities. As at December 31, 2020, the weighted-average remaining lease term and weighted-average discount rate for these time-charter-in and bareboat charter contracts were 2.4 years and 5.6%, respectively.

For the year ended December 31, 2020, the Company incurred $6.3 million of time-charter hire expense related to time-charter-in contracts with an original term of one year or less.

During the year ended December 31, 2020, Teekay Tankers chartered-in one lightering support vessel for a period of 24 months, which resulted in the Company recognizing right-of-use assets and lease liabilities totaling $0.8 million and $0.8 million, respectively. In December 2020, Teekay Tankers entered into a time charter-in contract for one Aframax tanker newbuilding for a period of seven years, with three additional one-year extension options, which is expected to be delivered to Teekay Tankers in the fourth quarter of 2022. The Company expects to recognize a right-of-use asset and lease liability upon delivery of the vessel.

A maturity analysis of the Company’s operating lease liabilities from time-charter-in and bareboat charter contracts (excluding short-term leases) at December 31, 2020 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
	$	$	$
Payments
2021	27,641	13,290	40,931
2022	16,378	5,444	21,822
2023	9,227	—	9,227
2024	5,713	—	5,713
2025	—	—	—
Thereafter	—	—	—
Total payments	58,959	18,734	77,693
Less: imputed interest	(4,669)
Carrying value of operating lease liabilities	54,290
Less current portion	(25,108)
Carrying value of long-term operating lease liabilities	29,182

As at December 31, 2020, the total minimum commitments to be incurred by the Company under time-charter-in contracts were approximately $43.2 million (2021), $23.6 million (2022), $16.0 million (2023), $12.5 million (2024), $6.8 million (2025), and $25.0 million (thereafter), including one Aframax tanker newbuilding expected to be delivered to the Company in the fourth quarter of 2022 to commence a seven-year time charter-in contract.
10. Obligations Related to Finance Leases

	December 31, 2020 $	December 31, 2019 $
Teekay LNG
LNG Carriers	1,340,922	1,410,904
Teekay Tankers
Conventional Tankers	360,043	414,788
Total obligations related to finance leases	1,700,965	1,825,692
Less current portion	(150,408)	(95,339)
Long-term obligations related to finance leases	1,550,557	1,730,353

Teekay LNG

As at December 31, 2020 and 2019, Teekay LNG was a party to finance leases on nine LNG carriers. These nine LNG carriers were sold by Teekay LNG to third parties (or Lessors) and leased them back under 7.5- to 15-year bareboat charter contracts ending in 2026 through to 2034. At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.1%. The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets and have purchase obligations at the end of the lease terms.

Teekay LNG consolidates seven of the nine Lessors for financial reporting purposes as VIEs. Teekay LNG understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay LNG operates the vessels during the lease term and as a result, is considered to be, under GAAP, the Lessors' primary beneficiary. The sale and leaseback of two of Teekay LNG's vessels are accounted for as failed sales. Teekay LNG is not considered as holding a variable interest in these buyer Lessor entities and thus, does not consolidate these entities (see Note 1).

The liabilities of the seven Lessors considered as VIEs are loans and are non-recourse to Teekay LNG. The amounts funded to the seven Lessors in order to purchase the vessels materially match the funding to be paid by Teekay LNG's subsidiaries under the sale-leaseback transactions. As a

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
result, the amounts due by Teekay LNG's subsidiaries to the seven Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

During September 2019, Teekay LNG refinanced the Torben Spirit by acquiring the Torben Spirit from its original Lessor and then selling the vessel to another Lessor and leasing it back for a period of 7.5 years. Teekay LNG is required to purchase the vessel at the end of the lease term. As a result of this refinancing transaction, Teekay LNG recognized a loss of $1.4 million for the year ended December 31, 2019 on the extinguishment of the original finance lease, which was included in other loss in the consolidated statements of income (loss).

The obligations of Teekay LNG under the bareboat charter contracts for the nine LNG carriers are guaranteed by Teekay LNG. In addition, the guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at December 31, 2020, Teekay LNG was in compliance with all covenants in respect of the obligations related to its finance leases.

As at December 31, 2020, the remaining commitments related to the finance leases of these nine LNG carriers, including the amounts to be paid for the related purchase obligations, approximated $1.7 billion, including imputed interest of $400.5 million, repayable from 2021 through 2034, as indicated below:

Commitments
December 31, 2020
Year	$
2021	138,601
2022	136,959
2023	135,459
2024	132,011
2025	129,725
Thereafter	1,068,641

Teekay Tankers

From 2017 to 2019, Teekay Tankers completed sale-leaseback financing transactions with financial institutions relating to 16 of Teekay Tankers' vessels. Under these arrangements, Teekay Tankers transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors), and leased the vessels back from the Lessors on bareboat charters ranging from 9- to 12-year terms. Teekay Tankers is obligated to purchase eight of the vessels upon maturity of their respective bareboat charters. Teekay Tankers also has the option to purchase each of the 16 vessels at various times starting between July 2020 and November 2021 until the end of their respective lease terms. In October 2020, Teekay Tankers completed the purchases of two of these vessels for a total cost of $29.6 million.

As at December 31, 2020, Teekay Tankers consolidates 12 of the remaining 14 Lessors for financial reporting purposes as VIEs. Teekay Tankers understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay Tankers operates the vessels during the lease terms, and as a result, is considered to be the Lessor's primary beneficiary.

The liabilities of the 12 Lessors are loans that are non-recourse to Teekay Tankers. The amounts funded to the 12 Lessors in order to purchase the vessels materially match the funding to be paid by Teekay Tankers' subsidiaries under these lease-back transactions. As a result, the amounts due by Teekay Tankers' subsidiaries to the 12 Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

Subsequent to the adoption of ASU 2016-02 on January 1, 2019, sale and leaseback transactions where the lessee has a purchase obligation are treated as a failed sale. Consequently, the sale-leaseback of the Aspen Spirit and Cascade Spirit during the second quarter of 2019 is accounted for as a failed sale and Teekay Tankers has not derecognized the assets and continues to depreciate the assets as if it was the legal owner. Proceeds received from the sale are set up as an obligation related to finance lease and bareboat charter hire payments made by Teekay Tankers to the Lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.

The bareboat charters related to each of these vessels require that Teekay Tankers maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to finance leases.

Six bareboat charters were entered into by Teekay Tankers with subsidiaries of a financial institution in July 2017 and November 2018. Four of these bareboat charters, entered into in July 2017, require Teekay Tankers to maintain, for each vessel, a hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. As at December 31, 2020, these ratios ranged from 121% to 143% (December 31, 2019 – ranged from 110% to 132%). The remaining two of these bareboat charters, entered into in November 2018, require the Company to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at December 31, 2020, these ratios ranged from 145% to 156% (2019 - ranged from 140% to 144%). Should any of these ratios drop below the required amount, the Lessor may request that the Company prepay additional charter hire.
Eight bareboat charters were entered into with subsidiaries of a financial institution in September 2018 and May 2019. Six of these bareboat charters, entered into in September 2018, require Teekay Tankers to maintain, for each vessel, a hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at December 31, 2020, these ratios ranged from 80% to 88% (December 31, 2019 – ranged from 106% to 123%).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The remaining two of these bareboat charters, entered into in May 2019, require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at December 31, 2020, this ratio was approximately 81% (December 31, 2019 – 109%). Should any of these ratios drop below the required amount, and Teekay Tankers is unable to cure any such breach within the prescribed cure period, Teekay Tankers' obligations may become immediately due and payable at the election of the relevant lessor. In certain circumstances, this could lead to cross-defaults under our other financing agreements, which in turn could result in obligations becoming due and commitments being terminated under such agreements. In November 2020, Teekay Tankers declared purchase options to acquire two of these vessels for a total cost of $56.7 million with an expected completion date of May 2021 and, in March 2021, Teekay Tankers declared purchase options to acquire the remaining six vessels for a total cost of $128.8 million with an expected completion date of September 2021 (see Note 23).
Such requirements are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at December 31, 2020, Teekay Tankers was in compliance with all covenants in respect of the obligations related to finance leases.

The weighted average interest rate on Teekay Tankers’ obligations related to finance leases as at December 31, 2020 was 7.8% (December 31, 2019 – 7.6%).

As at December 31, 2020, Teekay Tankers' total remaining commitments (including vessel purchase options declared as of that date) related to financial liabilities of these vessels were approximately $480.9 million (December 31, 2019 – $601.7 million), including imputed interest of $120.9 million (December 31, 2019 – $186.9 million), repayable from 2021 through 2030, as indicated below:

Commitments
December 31, 2020
Year	$
2021	103,033
2022	43,552
2023	43,545
2024	43,656
2025	43,528
Thereafter	203,630
11. Fair Value Measurements and Financial Instruments
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

Long-term debt – The fair value of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated by the Company using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company. Alternatively, if the fixed-rate and variable-rate long-term debt is held for sale the fair value is based on the estimated sales price.

Long-term obligation related to finance leases – The fair value of the Company's long-term obligation related to finance leases is estimated by the Company using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

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

		December 31, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash	Level 1	405,890	405,890	454,867	454,867
Derivative instruments (note 15)
Interest rate swap agreements – assets (1)	Level 2	—	—	3,099	3,099
Interest rate swap agreements – liabilities (1)	Level 2	(77,873)	(77,873)	(52,453)	(52,453)
Cross currency interest swap agreements – assets (1)	Level 2	4,505	4,505	—	—
Cross currency interest swap agreements – liabilities (1)	Level 2	(20,022)	(20,022)	(42,104)	(42,104)
Foreign currency contracts	Level 2	—	—	(202)	(202)
Freight forward agreements	Level 2	—	—	(86)	(86)
Non-recurring
Vessels and equipment (3) (4) (note 18)	Level 2	99,967	99,967	—	—
Assets held for sale (note 18)	Level 2	31,680	31,680	37,240	37,240
Operating lease right-of-use assets (note 18)	Level 2	1,799	1,799	—	—
Other (2)
Short-term debt (note 7)	Level 2	(10,000)	(10,000)	(50,000)	(50,000)
Long-term debt – public (note 8)	Level 1	(587,913)	(597,281)	(619,794)	(655,977)
Long-term debt – non-public (note 8)	Level 2	(1,467,194)	(1,481,093)	(2,207,358)	(2,180,440)
Obligations related to finance leases, including current portion (note 10)	Level 2	(1,700,965)	(1,868,667)	(1,825,692)	(1,877,558)
(1)The fair value of the Company’s interest rate swap and cross currency swap agreements at December 31, 2020 includes $6.1 million (December 31, 2019 – $3.4 million) accrued interest expense which is recorded in accrued liabilities on the consolidated balance sheets.
(2)In the consolidated financial statements, the Company’s loans to and investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the individual components of such aggregate interests is not determinable.
(3)In December 2020, the carrying values of four Aframax tankers were written down to their estimated fair values, using appraised values. See Note 18.
(4)In December 2020, the carrying value of four LNG multi-gas carriers were written down to their estimated fair values. See Note 18.

b) Credit Losses

The Company's exposure to potential credit losses within the scope of ASC 2016-13 includes Teekay Parent's one sales-type lease (the Foinaven FPSO – see Note 2) and Teekay LNG's three direct financing leases, three of its loans to equity-accounted joint ventures and its guarantees of its proportionate share of secured loan facilities.

In addition, Teekay LNG's exposure to potential credit losses within its equity-accounted joint ventures under ASC 2016-13 primarily includes direct financing and sales-types leases for 18 LNG carriers within its 50/50 joint venture with China LNG Shipping (Holdings) Limited (or China LNG) (or the Yamal LNG Joint Venture); its joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd (or the Pan Union Joint Venture); its 40% ownership interest in Teekay Nakilat (III) Corporation (or the RasGas III Joint Venture); its 33% ownership interest in a joint venture with NYK Energy Transport (or NYK) and Mitsui & Co. Ltd. (or the Angola Joint Venture); and one floating storage unit (or FSU) and an LNG regasification terminal joint venture within Bahrain LNG W.L.L (or the Bahrain LNG Joint Venture). See Note 22.

The following table includes the amortized cost basis of the Company's direct interests in financing receivables and net investment in direct financing leases by class of financing receivables and by period of origination and their associated credit quality.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Amortized Cost Basis by Origination Year
	Credit Quality Grade (1)	2020	2018	2016	Prior to 2016	Total
As at December 31, 2020		$	$	$	$	$
Sales-type lease – Teekay Parent
Foinaven FPSO	Performing	15,472	—	—	—	15,472

Direct financing leases – Teekay LNG
Tangguh Hiri and Tangguh Sago	Performing	—	—	—	332,308	332,308
Bahrain Spirit	Performing	—	211,939	—	—	211,939
		—	211,939	—	332,308	544,247
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	Performing	—	—	—	42,266	42,266
Bahrain LNG Joint Venture	Performing	—	—	73,375	—	73,375
Other	Performing	991	—	—	—	991
		991	—	73,375	42,266	116,632
		16,463	211,939	73,375	374,574	676,351

(1)The Company's credit quality grades are based on internal risk credit ratings whereby a credit quality grade of performing is consistent with a low likelihood of loss. The Company assesses the credit quality of its direct financing leases and loan to the Exmar LPG Joint Venture on whether there are no past due payments (30 days late), no concessions granted to the counterparties and whether the Company is aware of any other information that would indicate that there is a material increase of likelihood of loss. The same policy is applied by the equity-accounted joint ventures. The Company assesses the credit quality of its loan to the Bahrain LNG Joint Venture based on whether there are any past due payments from the Bahrain LNG Joint Venture’s primary customer, whether the Bahrain LNG Joint Venture has granted any concessions to its primary customer and whether the Company is aware of any other information that would indicate that there is a material increase of likelihood of loss. As at December 31, 2020, all direct financing and sales-type leases held by Teekay LNG and Teekay LNG's equity-accounted joint ventures had a credit quality grade of performing.

Changes in the allowance for credit losses for the year ended December 31, 2020 are as follows:

	Direct financing and sales-type leases (1) $	Direct financing and sales-type leases and other within equity-accounted joint ventures (1) $	Loans to equity-accounted joint ventures (2) $	Guarantees of debt (3) $	Total $
As at January 1, 2020	15,055	36,292	3,714	2,139	57,200
Provision for potential credit losses	16,023	18,645	1,012	(59)	35,621
As at December 31, 2020	31,078	54,937	4,726	2,080	92,821

(1)The credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases is based on an internal historical loss rate, as adjusted when asset-specific risk characteristics of the existing lease receivables at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. During the year ended December 31, 2020, two of Teekay LNG's LNG project counterparties maintained investment-grade credit ratings. As such, the internal historical loss rate used to determine the credit loss provision at both January 1, 2020 and December 31, 2020 was adjusted downwards to reflect a lower risk profile for these two LNG projects at such dates compared to the average LNG project used to determine the internal historical loss rate. In addition, the internal historical loss rate was adjusted upwards for (a) one LNG project to reflect a lower credit rating for the counterparty, including consideration of the critical infrastructure nature of LNG production, and (b) a second LNG project to reflect a larger potential risk of loss upon potential default as the vessels servicing this project have fewer opportunities for redeployment compared to Teekay LNG's other LNG carriers. The credit loss provision for the residual value component is based on a reversion methodology whereby the current estimated fair value of the vessel as depreciated to the end of the charter contract as compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Risks related to the net investments in direct financing and sales-type leases consist of risks related to the underlying LNG projects and demand for LNG carriers at the end of the time-charter contracts.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The changes in credit loss provision of $16.0 million for the year ended December 31, 2020 was included in other expense and primarily reflects a decline in the estimated charter-free valuations for certain types of Teekay LNG's LNG carriers at the end of their servicing time-charter contract which are accounted for as direct financing and sales-type leases. These estimated future charter-free values are subject to change from period to period based on the underlying LNG shipping market fundamentals. The changes in the credit loss provision for Teekay LNG's consolidated vessels for the year ended December 31, 2020 does not reflect any material changes in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the year.

The changes in credit loss provision of $18.6 million for the year ended December 31, 2020, relating to the direct financing and sales-type leases and other within Teekay LNG's equity-accounted joint ventures are included in equity income and reflect a decline in the estimated charter-free valuations for certain types of LNG carriers at the end of their time-charter contract which are accounted for as direct financing and sales-type leases for the year ended December 31, 2020, combined with the initial credit loss provision recognition upon commencement of the sales-type lease for the LNG regasification terminal and associated FSU in the Bahrain LNG Joint Venture in January 2020.
(2)The determination of the credit loss provision for such loans is based on their expected duration and on an internal historical loss rate of Teekay LNG and its affiliates, as adjusted when asset-specific risk characteristics of the existing loans at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. These two loans rank behind secured debt in each equity-accounted joint venture. As such, they are similar to equity in terms of risk. Teekay LNG's 50/50 LPG related joint venture with Exmar NV (or Exmar) (or Exmar LPG Joint Venture) owns and charters-in LPG carriers with a primary focus on mid-size gas carriers. Their vessels trade on the spot market or short-term charters. Adverse changes in the spot market for mid-size LPG carriers, as well as operating costs for such vessels, may impact the ability of the Exmar LPG Joint Venture to repay its loan to Teekay LNG. The Bahrain LNG Joint Venture owns an LNG receiving and regasification terminal in Bahrain. The ability of Bahrain LNG Joint Venture to repay its loan to Teekay LNG is primarily dependent upon the Bahrain LNG Joint Venture’s customer, a company owned by the Kingdom of Bahrain, fulfilling its obligations under the 20-year agreement, as well as the Bahrain LNG Joint Venture’s ability to operate the terminal in accordance with the agreed upon operating criteria.

(3)The determination of the credit loss provision for such guarantees was based on a probability of default and loss given default methodology. In determining the overall estimated loss from default as a percentage of the outstanding guaranteed share of secured loan facilities and finance leases, Teekay LNG considers current and future operational performance of the vessels securing the loan facilities and finance leases and current and future expectations of the proceeds that could be received from the sale of the vessels securing the loan facilities and finance leases in comparison to the outstanding principal amount of the loan facilities and finance leases if Teekay LNG was required to fulfill its obligations under the guarantees.
12. Capital Stock
The authorized capital stock of Teekay at December 31, 2020, 2019, and 2018, was 25 million shares of Preferred Stock, with a par value of $1 per share, and 725 million shares of Common Stock, with a par value of $0.001 per share. As at December 31, 2020, 101,108,886 shares of Common Stock (2019 – 100,784,422) were issued and outstanding and no shares of Preferred Stock issued.

In December 2020, Teekay filed a continuous offering program (or COP) under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $65.0 million. As of the date of filing this Annual Report, no shares of common stock have been issued under this COP.

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
Stock-based compensation
In March 2013, the Company adopted the 2013 Equity Incentive Plan (or the 2013 Plan) and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). As at December 31, 2020, the Company had reserved 5,581,663 (2019 – 5,606,429) shares of Common Stock pursuant to the 2013 Plan, for issuance upon the exercise of options or equity awards granted or to be granted.

During 2020, no stock options were granted by the Company. During the years ended December 31, 2019 and 2018, the Company granted options under the 2013 Plan to acquire up to 2,620,582 and 1,048,916 shares of Common Stock, respectively, to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All options outstanding as of December 31, 2020, expire between March 8, 2021 and March 14, 2029, ten years after the date of each respective grant.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
A summary of the Company’s stock option activity and related information for the years ended December 31, 2020, 2019, and 2018, are as follows:

	December 31, 2020		December 31, 2019		December 31, 2018
	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $
Outstanding – beginning of year	6,066	10.77	3,754	15.54	3,600	22.96
Granted	—	—	2,620	3.98	1,052	8.67
Exercised	—	—	—	—	(2)	9.44
Forfeited / expired	(491)	19.35	(308)	11.07	(896)	37.44
Outstanding – end of year	5,575	10.02	6,066	10.77	3,754	15.54
Exercisable – end of year	3,490	13.17	2,565	18.25	1,954	21.35

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2020, 2019 and 2018, are as follows:

	December 31, 2020		December 31, 2019		December 31, 2018
	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $
Outstanding non-vested stock options – beginning of year	3,501	2.26	1,800	4.25	1,379	4.44
Granted	—	—	2,620	1.53	1,052	4.21
Vested	(1,384)	2.64	(807)	4.18	(609)	4.65
Forfeited	(32)	4.71	(112)	3.33	(22)	3.93
Outstanding non-vested stock options – end of year	2,085	1.97	3,501	2.26	1,800	4.25

The weighted average grant date fair value for non-vested options forfeited in 2020 was $0.2 million (2019 – $0.4 million, 2018 – $0.1 million).

As of December 31, 2020, there was $1.2 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation cost over the next three years is expected to be $1.0 million (2021) and $0.2 million (2022). During the years ended December 31, 2020, 2019, and 2018, the Company recognized $1.9 million, $3.0 million and $2.8 million, respectively, of compensation cost relating to stock options granted under the Plans. The intrinsic value of options exercised during 2020 was $nil, during 2019 was $nil and during 2018 was $nil.

As at December 31, 2020, the intrinsic value of outstanding and exercisable stock options was $nil (2019 – $3.3 million). As at December 31, 2020, the weighted-average remaining life of options vested and expected to vest was 6.7 years (2019 – 7.3 years).

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2020 are as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $
$0.00 – $4.99	2,590	8.2	3.98	845	8.2	3.98
$5.00 – $9.99	1,699	6.4	8.98	1,359	6.2	9.05
$10.00 – $19.99	595	6.2	10.18	595	6.2	10.18
$20.00 – $59.99	691	2.3	35.09	691	2.3	35.09
	5,575	6.7	10.02	3,490	5.9	13.17

During 2020, no stock options were granted. The weighted-average grant-date fair value of options granted during 2019 and 2018 were $1.53 and $4.21, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 65.2% in 2019 and 64.8% in 2018; expected life of 5.5 years in 2019 and 5.5 years in 2018; dividend yield of 5.9% in 2019 and 2.5% in 2018; risk-free interest rate of 2.5% in 2019, and 2.6% in 2018; and estimated forfeiture rate of 6.0% in 2019 and 7.4% in 2018. The expected life of the options granted was

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

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

During 2020, the Company granted 986,314 restricted stock units with a fair value of $3.1 million, to certain of the Company’s employees. During 2020, a total of 480,498 restricted stock units with a market value of $3.0 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 256,780 shares of common stock. During 2019, the Company granted 831,118 restricted stock units with a fair value of $3.3 million, to certain of the Company’s employees. During 2019, a total of 317,283 restricted stock units with a market value of $3.0 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 182,653 shares of common stock. During 2018, the Company granted 625,878 restricted stock units with a fair value of $5.4 million, to certain of the Company’s employees. During 2018, a total of 206,420 restricted stock units with a market value of $2.7 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 118,209 shares of common stock. For the year ended December 31, 2020, the Company recorded an expense of $5.2 million (2019 – $3.3 million, 2018 – $3.0 million) related to the restricted stock units.

During 2020, the Company also granted 203,468 (2019 – 111,808 and 2018 – 79,869) shares as restricted stock awards with a fair value of $0.6 million (2019 – $0.4 million and 2018 – $0.7 million), based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted.

Share-based Compensation of Subsidiaries

During the years ended December 31, 2020, 2019 and 2018, 29,595, 35,419 and 17,498 common units of Teekay LNG, respectively, and 13,125, 19,918 and 21,004 shares of Class A common stock of Teekay Tankers, respectively, with aggregate values of $0.6 million, $0.7 million, and $0.5 million, respectively, were granted and issued to the non-management directors of the general partner of Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2020, 2019 and 2018.

Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay LNG and Teekay Tankers. During 2020, 2019 and 2018, Teekay LNG granted restricted unit awards and Teekay Tankers granted restricted stock-based compensation awards with respect to 243,940, 80,100 and 62,283 units of Teekay LNG and 182,120, 99,064 and 95,330 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $6.2 million, $2.0 million and $2.1 million, respectively, based on Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates.

Each restricted unit or restricted stock unit is equal in value to one of Teekay LNG’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, in which case the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax.

During 2020, no stock options were granted by Teekay LNG and Teekay Tankers. During March 2019 and 2018, Teekay Tankers granted 218,223 and 92,041 stock options, respectively, with an exercise price of $8.00 and $9.76 per share that have a ten-year term and vest equally over three years from the grant date to an officer of Teekay Tankers and to certain employees at Teekay that provide services to Teekay Tankers. During March 2019 and 2018, Teekay Tankers also granted 58,843 and 63,012 stock options, respectively, with an exercise price of $8.00 and $9.76 per share that have a ten-year term and vest immediately to non-management directors of Teekay Tankers.
13. Related Party Transactions
The Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company is reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the years ended December 31, 2020, December 31, 2019 and December 31, 2018, the Company earned $78.3 million, $68.8 million and $55.2 million, respectively, of fees pursuant to these management agreements and reimbursement of costs.

In September 2018, Teekay LNG entered into an agreement with its 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) to charter in one of the MALT Joint Venture's LNG carriers, the Magellan Spirit, which charter had an original term of two years and was further extended by 21 months to June 2022. Time-charter hire expense for the year ended December 31, 2020 was $23.6 million (December 31, 2019 – $20.0 million, December 31, 2018 - $7.7 million).

On May 11, 2020, Teekay and Teekay LNG agreed to eliminate all of Teekay LNG's incentive distribution rights, which were held by Teekay GP LLC, in exchange for the issuance to a subsidiary of Teekay Corporation of 10.75 million newly-issued common units of Teekay LNG. The common units were valued at $122.6 million, based on the prevailing unit price at the time of issuance. As a result of the share issuance of Teekay LNG, the Company recorded a decrease to accumulated deficit of $116.6 million and an increase to accumulated other comprehensive loss of $9.0 million with a corresponding decrease in non-controlling interests of $107.6 million. The $116.6 million represents Teekay’s dilution gain from the issuance of new common units by Teekay LNG and is credited directly to equity, and the $9.0 million represents the change in Teekay's interest in Teekay LNG's accumulated other comprehensive loss.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
On May 8, 2019, Teekay sold to Brookfield Business Partners L.P. (or Brookfield) all of the Company’s remaining interests in Altera Infrastructure L.P. (or Altera) (previously known as Teekay Offshore Partners (or Teekay Offshore)), which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Altera (described below), for total cash proceeds of $100 million (or the 2019 Brookfield Transaction). Subsequent to the 2019 Brookfield Transaction, Altera is no longer a related party of Teekay (see Note 3).

Subsequent to the deconsolidation of Altera in September 2017 and prior to the 2019 Brookfield Transaction, the Company accounted for its investment in Altera's general partner and common units under the equity method of accounting. Based on the 2019 Brookfield Transaction, the Company remeasured its investment in Altera to fair value at March 31, 2019 based on the Altera publicly-traded unit price at that date, resulting in a write-down of $64.9 million reflected in equity loss on the Company's consolidated statements of loss for the year December 31, 2019. The Company recognized a loss on sale of $8.9 million upon completion of the 2019 Brookfield Transaction in May 2019, reflected in equity loss on the Company's consolidated statements of loss for the year December 31, 2019.

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

On September 25, 2017, Teekay, Altera and Brookfield completed a strategic partnership (or the 2017 Brookfield Transaction), which resulted in the deconsolidation of Altera as of that date. Until December 31, 2017, Teekay and its wholly-owned subsidiaries directly and indirectly provided substantially all of Altera’s ship management, commercial, technical, strategic, business development and administrative service needs. On January 1, 2018, Altera acquired a 100% ownership interest in seven subsidiaries (or the Transferred Subsidiaries) of Teekay at carrying value. The Company recognized a loss of $7.1 million for the year ended December 31, 2018 related to the sale of the Transferred Subsidiaries and the resultant release of accumulated pension losses from accumulated other comprehensive income, which is recorded in loss on deconsolidation of Altera on the Company's consolidated statements of income (loss).

Subsequent to their transfer to Altera, the Transferred Subsidiaries continue to provide ship management, commercial, technical, strategic and administrative services to Teekay, primarily related to Teekay's FPSO units. Teekay and certain of its subsidiaries, other than the Transferred Subsidiaries, continued to provide certain other ship management, commercial, technical, strategic and administrative services to Altera; however,.most of these services are no longer provided as of the end of 2020.

Revenues recognized by the Company for services provided to Altera during the periods that Altera was a related party to the Company for the years ended December 31, 2019 and December 31, 2018, were $7.6 million and $21.0 million, respectively, which were recorded in revenues on the Company's consolidated statements of income (loss). Fees paid by the Company to Altera for services provided by Altera to the Company during the period that Altera was a related party to the Company for the years ended December 31, 2019 and December 31, 2018 were $9.6 million and $25.7 million, respectively, and were recorded in vessel operating expenses and general and administrative expenses on the Company's consolidated statements of income (loss).

During the period that Altera was a related party to the Company, two shuttle tankers and three FSO units of Altera were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay. Time-charter hire expense paid by the Company to Altera during the periods that Altera was a related party to the Company for the years ended December 31, 2019 and December 31, 2018 were $20.8 million and $56.3 million, respectively.

14. Other loss

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Credit loss provision (Note 11b)	(16,997)	—	—
Gain (loss) on bond repurchases (1) (2)	1,470	(10,601)	(1,772)
Loss on lease extinguishment (3)	—	(1,417)	—
Miscellaneous loss	(2,535)	(2,457)	(241)
Other loss	(18,062)	(14,475)	(2,013)
(1)During 2020, the Company repurchased some of its Convertible Notes and 2022 Notes in the open market. The Company acquired $12.8 million of the principal of the Convertible Notes for total consideration of $10.5 million and $6.6 million principal of the 2022 Notes for total consideration of $6.2 million. The Company recognized a gain of $1.5 million in 2020 related to these repurchases (see note 9).
(2)In May 2019, the Company completed a cash tender offer and purchased $460.9 million in aggregate principal amount of the 2020 Notes and issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022. The Company recognized a loss of $10.6 million on the purchase of the 2020 Notes for the year ended December 31, 2019.
(3)During September 2019, Teekay LNG refinanced the Torben Spirit by acquiring the Torben Spirit from its original Lessor and then selling the vessel to another Lessor and leasing it back for a period of 7.5 years. As a result of this refinancing transaction, Teekay LNG recognized a loss of $1.4 million for the year ended December 31, 2019 on the extinguishment of the original finance lease (see Note 11).
..
15. Derivative Instruments and Hedging Activities
The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Foreign Exchange Risk
From time to time the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at December 31, 2020, the Company was not committed to any foreign currency forward contracts.

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity dates of the swaps, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal amounts of the Company’s NOK-denominated bonds due in 2021, 2023 and 2025. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2021, 2023 and 2025. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2021, 2023 and 2025. As at December 31, 2020, the Company was committed to the following cross currency swaps:

Notional Amount NOK	Notional Amount USD				Fair Value / Carrying Amount of Asset / (Liability)	Remaining Term (years)
		Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable
1,200,000	146,500	NIBOR	6.00%	7.72%	(9,051)	0.8
850,000	102,000	NIBOR	4.60%	7.89%	(10,971)	2.7
1,000,000	112,000	NIBOR	5.15%	5.74%	4,505	4.7
					(15,517)
Interest Rate Risk
The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

As at December 31, 2020, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt obligations were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	811,166	(71,714)	3.7	3.0
EURIBOR-Based Debt:
Euro-denominated interest rate swaps	EURIBOR	70,708	(6,159)	2.7	3.9
			(77,873)
(1)Excludes the margins the Company pays on its variable-rate debt, which, as of December 31, 2020, ranged from 0.3% to 4.25%.
(2)Includes interest rate swaps with the notional amount reducing quarterly or semi-annually. Three interest rate swaps are subject to mandatory early termination in 2021 and 2024, at which time the swaps will be settled based on their fair value. In February 2021, one of the three swaps was terminated.
Stock Purchase Warrants
Prior to the 2019 Brookfield Transaction, Teekay held 15.5 million Brookfield Transaction Warrants and 1,755,000 Series D Warrants of Altera (see Note 13). As part of the 2019 Brookfield Transaction, Teekay sold to Brookfield all of the Company’s remaining interests in Teekay Offshore, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Tabular Disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Prepaid Expenses and Other	Goodwill, Intangibles and Other Non-Current Assets	Accrued Liabilities and Other (1)	Accrued Liabilities and Other (2)	Other long-term liabilities
As at December 31, 2020
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(70)	(3,162)	(9,631)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	—	—	(5,372)	(43,590)	(16,048)
Cross currency swap agreements	—	4,505	(701)	(11,434)	(7,887)
	—	4,505	(6,143)	(58,186)	(33,566)

	Prepaid Expenses and Other	Goodwill, Intangibles and Other Non-Current Assets	Accrued Liabilities and Other (1)	Accrued Liabilities and Other (2)	Other long-term liabilities
As at December 31, 2019
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(13)	(836)	(3,475)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	—	—	—	(202)	—
Interest rate swap agreements	932	1,916	(2,948)	(15,478)	(29,452)
Cross currency swap agreements	—	—	(456)	(22,661)	(18,987)
Forward freight agreements	—	—	—	(86)	—
	932	1,916	(3,417)	(39,263)	(51,914)
(1)Represents accrued interest related to derivative instruments recorded in accrued liabilities and other on the consolidated balance sheets (see Note 6).
(2)Represents the current portion of derivative liabilities recorded in accrued liabilities and other on the consolidated balance sheets (see Note 6).

As at December 31, 2020, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s audited consolidated balance sheets. As at December 31, 2020, these derivatives had an aggregate fair value asset amount of $4.5 million (December 31, 2019 – $3.1 million) and an aggregate fair value liability amount of $73.7 million (December 31, 2019 – $74.3 million). As at December 31, 2020, the Company had $3.8 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements (December 31, 2019 – $14.3 million). The deposit is presented in restricted cash – current and long-term on the consolidated balance sheets.

For the periods indicated, the following table presents the effective portion of (losses) gains on consolidated interest rate swap agreements designated and qualifying as cash flow hedges (excluding such agreements in equity-accounted investments):

Year Ended December 31, 2020
Amount of Loss Recognized in OCI (effective portion)	Amount of Loss Reclassified from Accumulated OCI to Interest Expense (1)
$	$
(8,481)	(2,320)

Year Ended December 31, 2019
Amount of Loss Recognized in OCI (effective portion)	Amount of Loss Reclassified from Accumulated OCI to Interest Expense (1)
$	$
(7,458)	376

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
(1)See Note 1 – adoption of ASU 2017-12.

Realized and unrealized (losses) and gains from derivative instruments that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the consolidated statements of income (loss). The effect of the (losses) and gains on derivatives not designated as hedging instruments in the consolidated statements of income (loss) are as follows:

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Realized (losses) gains relating to:
Interest rate swap agreements	(17,483)	(8,296)	(13,898)
Interest rate swap agreement terminations	—	—	(13,681)
Foreign currency forward contracts	138	(147)	—
Stock purchase warrants	—	(25,559)	—
Forward freight agreements	(1,242)	1,490	137
	(18,587)	(32,512)	(27,442)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(17,558)	(7,878)	33,700
Foreign currency forward contracts	202	(200)	—
Stock purchase warrants	—	26,900	(21,053)
Forward Freight Agreements	86	(29)	(57)
	(17,270)	18,793	12,590
Total realized and unrealized losses on derivative instruments	(35,857)	(13,719)	(14,852)

Realized and unrealized losses of the cross currency swaps are recognized in earnings and reported in foreign exchange (loss) gain in the consolidated statements of income (loss). The effect of the losses on cross currency swaps on the consolidated statements of income (loss) is as follows:

	Year Ended December 31,
	2020 $	2019 $	2018 $
Realized losses on maturity and/or partial termination of cross currency swaps	(33,844)	—	(42,271)
Realized losses	(6,588)	(5,062)	(6,533)
Unrealized gains (losses)	26,832	(13,239)	21,240
Total realized and unrealized losses on cross currency swaps	(13,600)	(18,301)	(27,564)

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
16. Commitments and Contingencies
a)Vessels Under Construction and Upgrades
Teekay LNG's share of commitments to fund equipment installation and other construction contract costs as at December 31, 2020 are as follows:

	Total	2021	2022
	$	$	$
Consolidated LNG carriers (i)	40,312	24,760	15,552
Bahrain LNG Joint Venture (ii)	11,339	11,339	—
	51,651	36,099	15,552

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
(i)In June 2019, Teekay LNG entered into an agreement with a contractor to supply reliquefaction equipment on certain of Teekay LNG's carriers in 2021 and 2022, for an estimated installed cost of $59.5 million. As at December 31, 2020, the estimated remaining cost of these installations was $40.3 million.
(ii)Teekay LNG has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain. As at December 31, 2020, Teekay LNG's proportionate share of the estimated remaining cost of $11.3 million relates to the final construction installment on the LNG terminal. The Bahrain LNG Joint Venture has remaining debt financing of $24.0 million, of which $7.0 million relates to Teekay LNG's proportionate share of the construction commitments included in the table above.
b)Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had consolidated net income of $91.0 million and $984.0 million of consolidated cash flows from operating activities during the year ended December 31, 2020 and ended the year with a working capital deficit of $213.1 million. This working capital deficit included approximately $261.4 million related to scheduled maturities and repayments of debt in the next 12 months.

Based on the Company’s liquidity at the date these consolidated financial statements were issued, the liquidity the Company expects to generate from operations over the following year, the dividends it expects to receive from its equity-accounted joint ventures, and expected debt refinancings, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.
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

The Tangguh Joint Venture is currently undergoing a tax audit related to its tax returns filed for the 2010 and subsequent fiscal years. The UK taxing authority has challenged the deductibility of certain transactions not directly related to the long funding lease and the Tangguh Joint Venture has recorded a provision of $1.6 million in 2017 (of which Teekay LNG’s 70% share is $1.1 million) which is presented net of income tax receivable in accounts receivable in the Company's consolidated balance sheets as at December 31, 2020 (December 31, 2019 - $1.6 million recorded in accrued liabilities).
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

Teekay LNG guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at December 31, 2020 was $1.4 billion. As at December 31, 2020, with the exception of a debt service coverage ratio breach for one of the vessels in the Angola Joint Venture, Teekay LNG's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that Teekay LNG guarantees. In March 2021, the Angola Joint Venture obtained a waiver for the covenant requirement that was not met at December 31, 2020.
17. Supplemental Cash Flow Information
a)Total cash, cash equivalents, restricted cash, and cash and restricted cash held for sale are as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
	$	$	$
Cash and cash equivalents	348,785	353,241	424,169
Restricted cash – current	11,144	56,777	40,493
Restricted cash – non-current	45,961	44,849	40,977
Assets held for sale - cash	—	1,121	—
Assets held for sale - restricted cash	—	337	—
	405,890	456,325	505,639

The Company maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 15), leasing arrangements, project tenders and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

b)The changes in operating assets and liabilities for the years ended December 31, 2020, 2019, and 2018, are as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Year Ended December 31,
	2020	2019	2018
	$	$	$
Accounts receivable	38,589	(38,811)	(25,090)
Prepaid expenses and other	65,589	(103,712)	(30,808)
Accounts payable	(6,576)	104,579	8,929
Accrued liabilities and other	1,570	33,121	32,215
Receipts from direct financing and sales-type leases (1)	340,931	17,073	—
Asset retirement obligation expenditures	(17,458)	—	—
Expenditures for drydocking	(29,914)	(60,608)	(44,690)
	392,731	(48,358)	(59,444)
(1)Included in the balance for the year ended December 31, 2020 are payments received by the Company upon the sale of two LNG carriers in January 2020 and a payment received by the Company in April 2020 as part of the bareboat charter with BP for the Petrojarl Foinaven FPSO. See Note 2.

c)Cash interest paid, including realized interest rate swap settlements, during the years ended December 31, 2020, 2019, and 2018, totaled $227.5 million, $290.3 million and $242.9 million, respectively. In addition, during the years ended December 31, 2020, 2019, and 2018, cash interest paid relating to interest rate swap amendments and terminations totaled $nil, $nil and $13.7 million, respectively.
d)On May 11, 2020, Teekay Parent and Teekay LNG eliminated all of the Teekay LNG's incentive distribution rights, which were held by the Teekay GP LLC, in exchange for the issuance to a subsidiary of Teekay Corporation of newly-issued common units of Teekay LNG. This transaction was treated as a non-cash transaction in the Company's consolidated statements of cash flows.
e)On March 27, 2020, Teekay Parent sold Golar-Nor to Altera (see Note 9). Among the assets and liabilities of Golar-Nor that were deconsolidated concurrently with the sale were Golar-Nor's operating lease right-of-use assets and operating lease liabilities relating to the Petroatlantic and Petronordic shuttle tankers totaling $50.7 million and $50.7 million, respectively.
f)During the years ended December 31, 2020 and December 31, 2019, the Company entered into new or extended operating leases, primarily for in-chartered vessels, which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities of $0.8 million and $47.7 million, respectively.
g)The associated sales of the Toledo Spirit and Teide Spirit by its owner during the years ended December 31, 2019 and December 31, 2018, respectively, resulted in the vessels being returned to their owner with the obligations related to finance lease being concurrently extinguished. As a result, the sales of the vessels and the concurrent extinguishment of the corresponding obligations related to finance lease of $23.6 million and $23.1 million for the years ended December 31, 2019 and December 31, 2018, respectively, were treated as non-cash transactions in the Company's consolidated statements of cash flows.
h)As at December 31, 2018, Teekay LNG had advanced $79.1 million to the Bahrain LNG Joint Venture and these advances were repayable on November 14, 2019. On the repayment date, Teekay LNG agreed to convert $7.9 million of advances into equity and agreed to convert the remaining advances of $71.2 million into a subordinated loan at an interest rate of 6% with no fixed repayment terms. Both of these transactions were treated as non-cash transactions in the Company's consolidated statements of cash flows for the year ended December 31, 2019.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
18. Write-down and Loss on Sale
The Company's write-downs and vessel sales generally relate to vessels approaching the end of their useful lives as well as other vessels it strategically sells, or is attempting to sell, to reduce exposure to a certain vessel class.

The following table shows the write-downs and net (loss) gain on sale of vessels for the years ended December 31, 2020, 2019, and 2018:

			Write-down and (Loss) Gain on Sales of Vessels
			Year Ended December 31,
Segment	Asset Type	Completion of Sale Date	2020 $	2019 $	2018 $
Teekay Parent Segment – Offshore Production (1)	2 FPSO units	N/A	(70,693)	(175,000)	—
Teekay Parent Segment - Offshore Production (2)	1 FPSO unit	N/A	—	(3,330)	—
Teekay Parent Segment - Other (3)	Operating lease right-of-use asset	N/A	(9,100)	—	—
Teekay LNG Segment – Liquefied Gas Carriers (4)	7 Multi-gas Carriers	N/A	(51,000)	—	(33,000)
Teekay LNG Segment – Liquefied Gas Carriers	2 LNG Carriers	Jan-2020	—	14,349	—
Teekay LNG Segment – Conventional Tankers	2 Suezmaxes	Oct/Dec-2018	—	—	(7,863)
Teekay LNG Segment – Conventional Tankers	1 Handymax	Oct-2019	—	(785)	(13,000)
Teekay Tankers Segment – Conventional Tankers (5)	9 Aframaxes	N/A	(67,018)	—	—
Teekay Tankers Segment – Conventional Tankers (6)	(6)	Apr-2020	3,081	—	—
Teekay Tankers Segment – Conventional Tankers	3 Suezmaxes	Feb/Mar-2020	(2,627)	—	—
Teekay Tankers Segment – Conventional Tankers	3 Suezmaxes	Dec-2019/Feb-2020	—	(5,544)	—
Teekay Tankers Segment – Conventional Tankers	Operating lease right-of-use asset	N/A	(2,881)	—	—
Other			—	—	170
Total			(200,238)	(170,310)	(53,693)
(1)During the years ended December 31, 2020 and December 31, 2019, Teekay Parent recognized impairment charges in respect of two of its FPSO units. In the first quarter of 2020, CNRI provided formal notice to Teekay of its intention to cease production in June 2020 and decommission the Banff field shortly thereafter. As such, the Company removed the Petrojarl Banff FPSO and Apollo Spirit FSO from the Banff field in the third quarter of 2020 and expects to remove the subsea equipment by June 2023. The Company expects to recycle the FPSO unit, which is currently in lay-up, and the subsea equipment following removal from the field. The Company redelivered the FSO unit to its owner in the third quarter of 2020. During 2020, the asset retirement obligation for the Petrojarl Banff FPSO unit was increased based on changes to cost estimates and the carrying value of the unit was fully written down. During 2020, the Company also made changes to its expected cash flows from the Sevan Hummingbird FPSO unit based on the market environment and oil prices, and contract discussions with the customer, which resulted in a full write-down of its carrying value.
(2)On March 27, 2020, the Company entered into a bareboat charter agreement for the Petrojarl Foinaven FPSO unit, which was accounted for as a sales-type lease and resulted in the recognition of a gain of $44.9 million during the year ended December 31, 2020. See Note 2.
(3)During the year ended December 31, 2020, the Company made changes to its expected cash flows from the Suksan Salamander FSO unit, which it in-chartered from Altera under an operating lease, to take into account progress relating to the early termination of the in-charter and the novation of the charter contracts with the customer to Altera. The novation of the charter contracts was completed in the first quarter of 2021 and the in-charter terminated at the same time. The ROU asset was written down to its estimated fair value, using a discounted cash flow approach.
(4)During the year ended December 31, 2020, the carrying values of Teekay LNG's seven wholly-owned multi-gas carriers (the Unikum Spirit, Vision Spirit, Pan Spirit, Cathinka Spirit, Camilla Spirit, Sonoma Spirit and Napa Spirit), were written down to their estimated fair values, using appraised values, primarily due to the lower near-term outlook for these types of vessels partly as a result of the economic environment at that time (including the COVID-19 pandemic), as well as Teekay LNG receiving notification during the year that its then-existing commercial management agreement with a third-party commercial manager was terminated and replaced by a new commercial management agreement in September 2020. In addition, in June 2018, the carrying values for four of Teekay LNG's seven wholly-owned multi-gas carriers (the Napa Spirit, Pan Spirit, Camilla Spirit and Cathinka Spirit), were written down to their estimated fair values, using appraised values, as a result of Teekay LNG's evaluation of alternative strategies for these assets, the then-current charter rate environment and the outlook for charter rates for these vessels at that time.
(5)During the year ended December 31, 2020, the carrying values of nine Aframax tankers were written down to their estimated fair values, using appraised values, primarily due to the lower near-term tanker market outlook and a reduction of charter rates as a result of the current economic environment, which has been impacted by the COVID-19 global pandemic. Teekay Tankers recorded a write-down of $65.4 million related to these vessels. In February 2021, Teekay Tankers agreed to the sale of two of these vessels for an aggregate sales price of $32.0 million. The vessels were delivered to their new owners in March 2021 and therefore, both vessels and their related bunkers and lube oil inventory are classified as held for sale on the Company's consolidated balance sheet of Teekay Tankers as at December 31, 2020. The vessels were written down to their agreed sales price less selling costs.
(6)On April 30, 2020, Teekay Tankers completed the sale of the non-US portion of its ship-to-ship support services business as well as its LNG terminal management business for proceeds of $27.1 million, including an adjustment of $1.1 million for the final amounts of cash and other working capital present on the closing date. The vessels and the related bunkers, were classified as held for sale as at December 31, 2019.

See Note 3 – Segment Reporting for the write-downs and loss on sales of vessels, by segment for 2020, 2019 and 2018.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
19. Net Loss Per Share

	Year Ended December 31,
	2020 $	2019 $	2018 $
Net loss attributable to the shareholders of Teekay Corporation – basic and diluted	(82,933)	(310,577)	(79,237)
Weighted average number of common shares	101,053,095	100,719,224	99,670,176
Common stock and common stock equivalents	101,053,095	100,719,224	99,670,176
Loss per common share - basic and diluted	(0.82)	(3.08)	(0.79)

The Company intends to settle the principal of the Convertible Notes in cash on conversion and calculates diluted earnings per share using the treasury-stock method. Stock-based awards and the conversion feature on the Convertible Notes that have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the years ended December 31, 2020, 2019 and 2018, the number of Common Stock from stock-based awards and the conversion feature on the Convertible Notes that had an anti-dilutive effect on the calculation of diluted earnings per common share were 7.2 million, 3.5 million and 4.0 million respectively. In periods where a loss attributable to shareholders has been incurred all stock-based awards and the conversion feature on the Convertible Notes are anti-dilutive.
20. Restructuring Charges
During 2020, the Company recorded restructuring charges of $10.7 million (2019 – $12.0 million, 2018 – $4.1 million).

The restructuring charges in 2020 primarily related to the cessation of production of the Petrojarl Banff FPSO unit in June 2020, and the restructuring of the Company's tanker services and operations. In addition, the restructuring charges for the year ended December 31, 2020 also related to severance costs resulting from the termination of the management contract for an FSO unit based in Australia (the severance costs were partially recoverable from the customer and the recovery was presented in revenue), and severance costs resulting from the reorganization and realignment of resources of the Company's shared service function of which a portion of the costs were recovered from the customer, Altera (see Note 13), and the recovery was presented in revenue.

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

At December 31, 2020 and 2019, $2.4 million and $0.8 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.
21. Income Taxes
Teekay and a majority of its subsidiaries are not subject to income tax in the jurisdictions in which they are incorporated because they do not conduct business or operate in those jurisdictions. However, among others, the Company’s U.K. and Norwegian subsidiaries are subject to income taxes.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2020 $	December 31, 2019 $
Deferred tax assets:
Vessels and equipment	17,707	1,646
Tax losses carried forward and disallowed finance costs (1)	167,179	164,009
Other	17,697	19,674
Total deferred tax assets	202,583	185,329
Deferred tax liabilities:
Vessels and equipment	1,256	22,913
Provisions	—	6,512
Other	21,232	—
Total deferred tax liabilities	22,488	29,425
Net deferred tax assets	180,095	155,904
Valuation allowance	(172,867)	(153,302)
Net deferred tax assets	7,228	2,602

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
(1)Substantially all of the Company's estimated net operating loss carryforwards of $838.5 million relate primarily to its U.K., Spanish, Norwegian and Luxembourg subsidiaries and, to a lesser extent, to its Australian subsidiaries. The Company had estimated disallowed finance costs in Spain and Norway of approximately $9.2 million and $15.4 million, respectively, at December 31, 2020, which are available indefinitely and 10 years, respectively, from the year the costs are incurred for offset against future taxable income in Spain and Norway, respectively. The Company's estimated tax losses in Luxembourg are available for offset against taxable future income in Luxembourg, either indefinitely for losses arising prior to 2017, or for 17 years for losses arising subsequent to 2016.

Deferred tax balances are presented in other non-current assets in the accompanying consolidated balance sheets.

The components of the provision for income tax expense are as follows:

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Current	(11,089)	(25,563)	(17,458)
Deferred	2,101	81	(2,266)
Income tax expense	(8,988)	(25,482)	(19,724)

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

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Net income (loss) before taxes	99,970	(123,504)	(38,023)
Net income (loss) not subject to taxes	141,639	(91,925)	(104,465)
Net (loss) income subject to taxes	(41,669)	(31,579)	66,442
At applicable statutory tax rates	(9,957)	(4,352)	15,177
Permanent and currency differences, adjustments to valuation allowances and uncertain tax positions	10,650	25,177	4,639
Other	8,295	4,657	(92)
Tax expense related to the year	8,988	25,482	19,724

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued liabilities on the Company’s consolidated balance sheets:

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Balance of unrecognized tax benefits as at January 1	62,958	40,556	31,061
Increases for positions related to the current year	19,084	5,829	9,297
Increases for positions related to prior years	16,799	19,721	5,270
Decreases for positions related to prior years	(17,021)	—	—
Settlements with tax authority	(9,372)	—	—
Decreases related to statute of limitations	(3,176)	(2,546)	(783)
Foreign exchange loss (gain)	1,466	(602)	(4,289)
Balance of unrecognized tax benefits as at December 31	70,738	62,958	40,556

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. Freight taxes recognized for positions related to the current year will vary between years based upon changes in the trading patterns of the Company's vessels.

Interest and penalties related to freight taxes during the years ended December 31, 2020, 2019 and 2018 are included in the table above, and were approximately $19.7 million, $13.2 million, and $9.2 million, respectively. As at December 31, 2020, 2019, and 2018, total interest and penalties recognized were $39.7 million, $30.7 million, and $19.9 million respectively.

In 2020, the Company obtained further advice regarding freight taxes in a certain jurisdiction due to the uncertainty surrounding a recent tax law change and the limited transparency into the actions of the tax authority in this jurisdiction. Based on this new information and other considerations related to the future application of the tax law to past periods, the Company increased its uncertain tax liabilities for this jurisdiction for periods prior to 2020 by $9.3 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
In addition, in 2020, the Company secured an agreement with a tax authority, which was based in part on an initiative of the tax authority in response to the COVID-19 global pandemic and included the waiver of interest and penalties on unpaid taxes. As a result, the Company reduced its freight tax liabilities for this jurisdiction by $16.3 million to $9.4 million, of which $8.5 million was paid in August 2020 with respect to open tax years up to and including 2019.

The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
22. Equity-accounted Investments
The equity investments of Teekay LNG include the following:

•A 33% ownership interest in the Angola Joint Venture that owns four 160,400-cubic meter LNG carriers (or the Angola LNG Carriers). The other partners of the Angola Joint Venture are NYK (33%) and Mitsui & Co. Ltd. (34%).
Teekay LNG has guaranteed its 33% share of the secured loan facilities and interest rate swaps of the Angola Joint Venture for which the aggregate principal amount of the secured loan facilities and fair value of the interest rate swaps was $203.4 million as at December 31, 2020. As a result, Teekay LNG has recorded a guarantee liability which has a carrying value of $0.3 million as at December 31, 2020 (December 31, 2019 – $0.5 million), and is included as part of other long-term liabilities in the consolidated balance sheets.

•In December 2015, Teekay LNG (30%) entered into an agreement with National Oil & Gas Authority (or NOGA) (30%), Gulf Investment Corporation (24%), and Samsung C&T (16%) to form the Bahrain LNG Joint Venture, for the development of an LNG receiving and regasification terminal in Bahrain. The LNG terminal includes an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year customer contract. In addition, Teekay LNG has supplied an FSU in connection with this terminal commencing in September 2018 through a 21-year time-charter contract with the Bahrain LNG Joint Venture.

As at December 31, 2020, Teekay LNG had advanced $73.4 million (December 31, 2019 – $73.4 million) to the Bahrain LNG Joint Venture. These advances bear interest at 6.0%. For the years ended December 31, 2020 and 2019, the interest earned on these loans amounted to $4.6 million and $2.8 million, respectively.

•As at December 31, 2020, Teekay LNG has a 50/50 joint venture with Exmar (or the Excalibur Joint Venture). On January 31, 2018, Teekay LNG sold its interest in another 50/50 joint venture with Exmar relating to the Excelsior LNG carrier (or the Excelsior Joint Venture) for gross proceeds of approximately $54 million. As a result of the sale, Teekay LNG recorded a gain of $5.6 million for the year ended December 31, 2018, which is included in equity income (loss) in the consolidated statements of income (loss). Teekay LNG has guaranteed its ownership share of the secured loan facility of the Excalibur Joint Venture for which the principal amount of the secured loan facility was $15.9 million as at December 31, 2020. As a result, Teekay LNG has recorded a guarantee liability which has a carrying value of $0.1 million as at December 31, 2020.
On initial acquisition, the basis difference between Teekay LNG's investment and the carrying value of the Excalibur Joint Venture's net assets was substantially attributed to an increase to the carrying value of the vessel of the Excalibur Joint Venture in accordance with the finalized purchase price allocation. At December 31, 2020, the unamortized amount of the basis difference was $12.0 million (December 31, 2019 – $12.5 million).
•As at December 31, 2020, Teekay LNG has a 50/50 joint venture agreement with Exmar NV. Teekay LNG has guaranteed its 50% share of secured loan facilities and four finance leases in the Exmar LPG Joint Venture for which the aggregate principal amount of the secured loan facilities and finance leases as at December 31, 2020 was $238.2 million. As a result, Teekay LNG has recorded a guarantee liability which has a carrying value of $1.3 million as at December 31, 2020 (December 31, 2019 – $0.9 million), and is included as part of other long-term liabilities in the consolidated balance sheets.
As at December 31, 2020, Teekay LNG had advanced $42.3 million (December 31, 2019 – $52.3 million) to the Exmar LPG Joint Venture, which bears interest at LIBOR plus 0.50% and has no fixed repayment terms. As at December 31, 2020, the interest receivable on these loans amounted to $nil (December 31, 2019 – $0.3 million). These amounts are included in the table below.
On initial acquisition, the basis difference between Teekay LNG's investment and the carrying value of the Exmar LPG Joint Venture's net assets was substantially attributed to the value of the vessels and charter agreements of the Exmar LPG Joint Venture and goodwill in accordance with the finalized purchase price allocation. At December 31, 2020, the unamortized amount of the basis difference was $18.2 million (December 31, 2019 – $23.6 million).

•As at December 31, 2020, Teekay LNG has a 52% ownership interest in its LNG-related joint venture agreement with Marubeni Corporation (or the MALT Joint Venture). Teekay LNG has guaranteed its 52% share of certain of the MALT Joint Venture's secured loan facilities, for which the principal amount of the secured loan facilities was $134.6 million as at December 31, 2020. As a result, Teekay LNG has recorded a guarantee liability, which has a carrying value of $0.2 million as at December 31, 2020 (December 31, 2019 – $0.3 million) and is included as part of other long-term liabilities in the consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
•As at December 31, 2020, Teekay LNG has a 30% ownership interest in two LNG carriers, the Pan Asia and the Pan Americas, and a 20% ownership interest in two LNG carriers, the Pan Europe and the Pan Africa, through its Pan Union Joint Venture. On initial acquisition, the basis difference between Teekay LNG's investment and the carrying value of the Pan Union Joint Venture's net assets was substantially attributed to ship construction support agreements and the time-charter contracts. As at December 31, 2020, the unamortized amount of the basis difference was $10.0 million (December 31, 2019 – $10.5 million).

•As at December 31, 2020, Teekay LNG has a 40% ownership interest in the RasGas III Joint Venture, and the remaining 60% is held by Qatar Gas Transport Company Ltd. (Nakilat).

•As at December 31, 2020, Teekay LNG has a 50/50 joint venture, the Yamal LNG Joint Venture, which has six icebreaker LNG carriers that carry out international transportation of LNG for a project located on the Yamal Peninsula in Northern Russia. Teekay LNG has guaranteed its 50% share of a secured loan facility and interest rate swaps in the Yamal LNG Joint Venture for which the aggregate principal amount of the loan facility and fair value of the interest rate swaps as at December 31, 2020 was $807.7 million. As a result, Teekay LNG has recorded a guarantee liability, which has a carrying value of $2.2 million as at December 31, 2020 (December 31, 2019 – $2.2 million) and is included as part of other long-term liabilities in the consolidated balance sheets.

Teekay Tankers owns a 50% interest in a joint venture arrangement between Teekay Tankers and Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong Joint Venture) which owns one single VLCC tanker. The vessel is currently trading on spot voyage charters in an RSA managed by a third party.

On May 8, 2019, Teekay sold to Brookfield all of the Company's remaining interests in Altera, which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Altera for total cash proceeds of $100 million. Prior to the sale in May 2019, Teekay included the results of Altera as an equity-accounted investment in its financial results. The Company wrote-down the investment in Altera by $64.9 million and recognized a loss on sale of $8.9 million which are included in equity loss on the consolidated statements of income (loss) for the year ended December 31, 2019.

In November 2011, Teekay acquired a 40% interest in a recapitalized Magnora ASA (or Magnora, previously Sevan Marine ASA) for approximately $25 million and as at December 31, 2017, the Company had a 43.5% interest in Magnora. In November 2018, Teekay sold its ownership interest in Magnora for approximately $27 million and recognized a gain of $15.3 million, which is presented in equity income on the consolidated statements of income (loss) for the year ended December 31, 2018.

A condensed summary of the Company’s investments in equity-accounted investments by segment, which includes loans and net advances to equity-accounted investments, is as follows (in thousands of U.S. dollars, except percentages):

		As at December 31,
Equity-accounted Investments (1)	Ownership Percentage	2020 $	2019 $
Teekay LNG – Liquefied Gas
Angola Joint Venture	33%	81,786	84,474
Bahrain LNG Joint Venture	30%	36,220	64,017
Excalibur Joint Venture	50%	35,897	32,717
MALT Joint Venture	52%	353,804	344,571
Exmar LPG Joint Venture	50%	131,025	149,024
Pan Union Joint Venture	20%-30%	77,924	75,403
RasGas III Joint Venture	40%	96,210	120,917
Yamal LNG Joint Venture	50%	234,265	264,088
Teekay Tankers - Conventional Tankers
Wah Kwong Joint Venture	50%	28,560	28,111
		1,075,691	1,163,322
(1)Investments in equity-accounted investments is presented in prepaid expenses and other, investments in and loans, net to equity-accounted investments and accrued liabilities and other in the Company’s consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

A condensed summary of the Company’s financial information for certain equity-accounted investments (20% to 52%-owned) shown on a 100% basis (excluding the impact from purchase price adjustments arising from the acquisition of Joint Ventures) are as follows:

	As at December 31,
	2020 $	2019 $
Cash and restricted cash	400,816	375,800
Other assets – current	180,673	146,637
Vessels and equipment, including vessels related to finance leases and advances on newbuilding contracts	1,912,776	3,045,393
Net investment in direct financing leases	5,237,791	4,469,861
Other assets – non-current	216,331	169,925
Current portion of long-term debt and obligations related to finance leases	582,767	557,685
Other liabilities – current	232,466	188,665
Long-term debt and obligations related to finance leases	4,853,791	5,130,656
Other liabilities – non-current	350,057	224,903

	Year Ended December 31,
	2020 $	2019 $	2018 $
Revenues	1,008,112	1,103,255	2,042,483
Income from vessel operations	584,685	482,767	401,966
Realized and unrealized (loss) gain on non-designated derivative instruments	(94,760)	(72,305)	21,768
Net income (loss)	152,144	141,235	(6,188)

For the year ended December 31, 2020, the Company recorded equity income of $77.3 million (2019 – loss of $14.5 million, and 2018 – income of $61.1 million). The equity income in 2020 was primarily due to the Company’s share of net income from the Yamal LNG Joint Venture, the MALT Joint Venture, the Pan Union Joint Venture, the RasGas III Joint Venture and the Wah Kwong Joint Venture; partially offset by the share of net loss from the Bahrain LNG Joint Venture. For the year ended December 31, 2020, equity income included $19.1 million related to the Company’s share of unrealized losses on interest rate swaps in the equity-accounted investments (2019 – losses of $12.9 million and 2018 – gains of $17.6 million).
23. Subsequent Events
a)On February 8, 2021, the Tangguh Joint Venture, of which Teekay LNG has a 70% ownership interest, refinanced its $191.5 million term loan which was scheduled to mature in 2021, by entering into a new $191.5 million term loan maturing in February 2026.

b)In February 2021, Teekay Tankers entered into agreements to sell two Aframax tankers for an aggregate price of $32.0 million. The vessels and related bunkers and lube oil inventory were classified as held for sale on the consolidated balance sheet as at December 31, 2020, and the vessels were written down to the agreed sales price less selling costs. Both vessels were delivered in March 2021.

c)In March 2021, Teekay Tankers declared purchase options to acquire six Aframax tankers for a total cost of $128.8 million, as part of the repurchase options under the sale-leaseback arrangements described in note 10. Teekay Tankers expects to complete the purchase and delivery of these vessels in September 2021.

TEEKAY CORPORATION
SCHEDULE I
CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED BALANCE SHEETS (NOTE 1)
(in thousands of U.S. dollars)

	As at December 31, 2020 $	As at December 31, 2019 $
ASSETS
Current
Cash and cash equivalents	9,604	49,655
Accounts receivable	309	199
Prepaid expenses and other	57	—
Due from affiliates	166,219	249,197
Total current assets	176,189	299,051
Investments in and advances to subsidiaries (note 1)	635,060	756,140
Other assets	9	—
Total assets	811,258	1,055,191
LIABILITIES AND EQUITY
Current
Accounts payable	16,170	13,995
Accrued liabilities	7,269	8,684
Due to affiliates	247,425	351,618
Current portion of long-term debt	—	36,674
Other current liabilities	971	718
Total current liabilities	271,835	411,689
Long-term debt (note 2)	339,933	349,977
Other long-term liabilities	8,183	9,360
Total liabilities	619,951	771,026
Equity
Common stock and additional paid-in capital	1,057,321	1,052,284
Accumulated deficit	(866,014)	(768,119)
Total equity	191,307	284,165
Total liabilities and equity	811,258	1,055,191
The accompanying notes are an integral part of the condensed non-consolidated financial information.

TEEKAY CORPORATION
SCHEDULE I
CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF LOSS (NOTE 1)
(in thousands of U.S. dollars)

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Revenues	—	—	345
Voyage expenses	—	—	20
Operating expenses	—	(412)	(26)
General and administrative expenses	(16,659)	(19,463)	(23,799)
Loss from operations	(16,659)	(19,875)	(23,460)
Interest expense	(37,674)	(46,243)	(60,166)
Interest income	267	1,561	2,839
Impairments of investments and advances (note 1)	(123,753)	(103,420)	(651,473)
Dividend income (note 1)	58,563	62,100	32,751
Other	20,572	(5,662)	(6,008)
Net loss before income taxes	(98,684)	(111,539)	(705,517)
Income tax recovery (expense)	790	7	(208)
Net loss	(97,894)	(111,532)	(705,725)

The accompanying notes are an integral part of the condensed non-consolidated financial information.

TEEKAY CORPORATION
SCHEDULE I
CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	(97,894)	(111,532)	(705,725)
Non-cash and non-operating items:
Unrealized gain on derivative instruments	(656)	(270)	(2,932)
Impairments of investments and advances	123,753	103,420	651,473
Stock-based compensation	5,165	7,400	7,329
Dividends-in-kind	(31,763)	(10,000)	(10,000)
Other	7,925	19,153	7,661
Change in operating assets and liabilities	8,508	(15,314)	(36,296)
Net operating cash flow	15,038	(7,143)	(88,490)
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	—	250,000	120,713
Debt issuance costs	—	(15,029)	—
Scheduled repayments of long-term debt	(36,712)	(480,851)	(85,654)
Prepayments of long-term debt	(18,249)	—	—
Advances from affiliates	—	227,157	39,293
Net proceeds from equity issuances	—	—	103,655
Cash dividends paid	—	(5,523)	(22,081)
Other financing activities	(128)	(637)	(651)
Net financing cash flow	(55,089)	(24,883)	155,275
INVESTING ACTIVITIES
Investments in subsidiaries	—	—	(7,109)
Other investing activities	—	—	(45)
Net investing cash flow	—	—	(7,154)
(Decrease) increase in cash and cash equivalents	(40,051)	(32,026)	59,631
Cash and cash equivalents, beginning of the year	49,655	81,681	22,050
Cash and cash equivalents, end of the year	9,604	49,655	81,681
Supplemental cash flow information (note 3)

The accompanying notes are an integral part of the condensed non-consolidated financial information.

TEEKAY CORPORATION
SCHEDULE I
NOTES TO CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
1. Summary of Significant Accounting Policies
Basis of presentation
The accompanying condensed non-consolidated financial information is required by SEC Regulation S-X 5-04 for Teekay Corporation (or Teekay), which requires the inclusion of financial information for Teekay on a stand-alone basis if the restricted net assets of consolidated subsidiaries exceed 25% of total consolidated net assets as of the last day of its most recent fiscal year. The restricted net assets of consolidated subsidiaries was $276.3 million, or 57% of total consolidated net assets, as at December 31, 2020.
Teekay’s investments in subsidiaries are presented in this financial information under the cost method of accounting, whereby Teekay’s investment in subsidiaries is measured initially at cost. Under the cost method of accounting for investments in common stock, dividends are the basis for recognition of earnings from an investment. Under this method, an investor recognizes as income dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition by the investor. The net accumulated earnings of an investee subsequent to the date of investment are recognized by the investor only to the extent distributed by the investee as dividends. Dividends received in excess of earnings subsequent to the date of investment are considered a return of investment and are recorded as reductions of cost of the investment. Teekay received dividends from its subsidiaries of $58.6 million (2020), $62.1 million (2019) and $32.8 million (2018), respectively.
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
2. Long-term debt

	December 31, 2020 $	December 31, 2019 $
Senior Notes (8.5%) due January 15, 2020	—	36,712
Senior Notes (9.25%) due November 15, 2022	243,395	250,000
Convertible Senior Notes (5%) due January 15, 2023	112,184	125,000
Total principal	355,579	411,712
Less unamortized discount and debt issuance costs	(15,646)	(25,061)
Total debt	339,933	386,651
Less current portion	—	(36,674)
Long-term portion	339,933	349,977

The Company’s 8.5% senior unsecured notes were due January 15, 2020 with an original aggregate principal amount of $450 million (or the Original Notes). In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Additional Notes) at 99.0% of face value, plus accrued interest from July 15, 2015. Prior to 2020, the Company repurchased $613.3 million in aggregate principal amount, and in January 2020, the Company repaid all remaining Original Notes and Additional Notes at maturity.

In May 2019, the Company issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). The 2022 Notes are guaranteed on a senior secured basis by certain of the Company's subsidiaries and are secured by first-priority liens on two of Teekay's FPSO units, a pledge of the equity interests in Teekay's subsidiary that owns all of Teekay's common units of Teekay LNG Partners L.P. and all of Teekay’s Class A common shares of Teekay Tankers Ltd. and a pledge of the equity interests in Teekay's subsidiaries that own Teekay Parent's three FPSO units.

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

On January 26, 2018, the Company completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 15, 2023 (the Convertible Notes). The Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20% to the concurrent common stock offering price of $9.75 per share. On issuance of the Convertible Notes, $104.6 million of the net proceeds was reflected in long-term debt, including unamortized discount, and is being accreted to $125.0 million over its five-year term through interest expense. The remaining amount of the net proceeds of $16.1 million was allocated to the conversion feature and reflected in additional paid-in capital.

During 2020, the Company commenced repurchasing some of its Convertible Notes and 2022 Notes in the open market. Teekay Parent acquired $12.8 million of the principal of the Convertible Notes for total consideration of $10.5 million and $6.6 million principal of the 2022 Notes for total consideration of $6.2 million, recognizing a gain of $1.5 million in 2020, included in other on the Company's audited statements of loss.
3. Supplemental Cash Flow Information
During 2020, 2019 and 2018, the Company received dividends of $31.8 million, $10.0 million and $10.0 million, respectively, paid-in-kind, which were treated as non-cash transactions in the Company's condensed statement of cash flows.

During 2018, one of the Company's subsidiaries returned capital in the amount of $1.7 million, paid-in-kind, which was treated as a non-cash transaction in the Company's condensed statement of cash flows.